Form 20-F
period 2018-03-31
Vedanta Ltd
filed 2018-07-31
CIK 1370431

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended March 31, 2018

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

Prerna Halwasiya

Compliance Officer

DLF Atria, Phase-2, Jacaranda Marg, DLF City

Gurugram - 122002, Haryana, India

(91) 124 4763804

comp.sect@vedanta.co.in

(Name, Telephone, E-mail and/or facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

American Depositary Shares each representing four equity shares par value ₹ 1 per equity share.	New York Stock Exchange
(Title of Each Class)	(Name of Exchange On Which Registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2018, 3,717,504,871 equity shares, par value ₹ 1 per equity share, were issued and outstanding, of which 248,424,696 equity shares were held in the form of 62,106,174 American Depositary Shares or ADSs.

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

Yes  ☒    No  ☐

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

On February 25, 2012, Vedanta Resources Plc (“Vedanta”), the parent company of Sterlite Industries (India) Limited (“Sterlite” or “SIIL”), Sesa Goa Limited (“Sesa Goa”), Vedanta Aluminium Limited (“Vedanta Aluminium”), Sterlite Energy Limited (“Sterlite Energy”), Cairn India Limited (“Vedanta Limited - oil and gas business”) and The Madras Aluminium Company Limited (“MALCO”) announced an all-share merger of majority owned subsidiaries, Sesa Goa and SIIL, to create Sesa Sterlite Limited (“Sesa Sterlite” or “SSL”) and a consolidation of various subsidiaries held by Vedanta to effect the consolidation and simplification of Vedanta’s corporate structure through two series of transactions (together the “Re-organization Transactions” consisting of the “Amalgamation and Re-organization Scheme” and the “Cairn India Consolidation”). The Re-organization transactions were completed during fiscal year 2014 and the name of the merged entity was changed to Sesa Sterlite Limited with effect from September 18, 2013. The name of Sesa Sterlite Limited was changed to Vedanta Limited, with effect from April 21, 2015. Cairn India Limited (now Vedanta Limited - oil and gas business) has merged into Vedanta Limited by way of a scheme of arrangement and the Board of Directors of both the companies made the merger operative on April 11, 2017 (the “Cairn India Merger”). All references to Vedanta Limited - oil and gas business and its subsidiaries is referred to as “Cairn”. See “Item 4 A. History and Development of our Company”.

Sterlite Energy was a wholly owned subsidiary of SIIL and SIIL, Vedanta Aluminium, Sesa Goa, MALCO and Cairn India Limited (now Vedanta Limited - oil and gas business) were subsidiaries of Vedanta, the ultimate holding company. Therefore, the Re-organization Transactions and Cairn India Merger fall within the purview of the common control business combination transactions. The accounting policies described in Notes 1 and 3.D—“Business Combinations” of the consolidated financial statements included elsewhere in this Annual Report requires that financial statements of the combined entity, Vedanta Limited, be retroactively adjusted, as if the transaction had occurred at the earliest reporting period (or from the date the entity came under common control, where such a date is later).

In this Annual Report, references to the “ADS offering” is to the initial public offering of our equity shares in the form of American Depositary Shares (“ADSs”), each currently representing four equity shares, in the United States (or the “US”) completed in June 2007.

Unless otherwise indicated, our accompanying financial information has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, or IASB, for fiscal years ended March 31 2016, 2017 and 2018. References to a particular “fiscal” year or “FY” are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30 and December 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.

Our consolidated financial statements are reported in Indian Rupees or “₹”. Unless otherwise specified, translation of amounts for the convenience of the reader has been made in this Annual Report (i) from Indian Rupees to US dollars at the rate of ₹ 65.11 per $ 1 based on the exchange rate quoted by the Federal Reserve Bank of New York as of March 31, 2018; (ii) from Australian dollars to US dollars at the rate of AUD 0.77 per $ 1 based on the exchange rate quoted by the Federal Reserve Bank of New York as of March 31, 2018; (iii) from South African Rand to US dollars at the rate of ZAR 11.82 per $ 1 based on the exchange rate quoted by the Federal Reserve Bank of New York as of March 31, 2018 and (iv) from Namibian dollars to US dollars at the rate of NAD 11.81 per $ 1 based on the exchange rate quoted by Oanda (data available at www.oanda.com) as of March 31, 2018. As of July 20, 2018, the exchange rate between US dollars and Indian Rupees was $ 1 = ₹ 68.74 as quoted by the Federal Reserve Bank of New York. All financial information presented in US dollars has been rounded to nearest decimal. Any amount less than US dollar 0.5 million has been presented as “0”.

In this Annual Report, references to “US” or the “United States” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “Namibia” are to the Republic of Namibia. References to “South Africa” are to the Republic of South Africa. References to “Ireland” are to the Republic of Ireland. References to “Sri Lanka” are to the Democratic Socialist Republic of Sri Lanka. References to “UAE” are to the United Arab Emirates. References to “$”, “dollars” or “US dollars” are to the legal currency of the United States. References to “Indian Rupees”, or “₹” are to the legal currency of the Republic of India. References to “AUD”, “Australian dollars” are to the legal currency of the Commonwealth of Australia. References to “NAD” or “Namibian dollars” are to the legal currency of Namibia. References to “ZAR” or “RAND” are to the legal currency of the Republic of South Africa. References to “¢” are to US cents. References to “RMB”, “Renminbi”, “CNY” or “Chinese Yuan” are to the legal currency of the People’s Republic of China. References to “JPY” are to the legal currency of Japan.

References to “lb” are to the imperial pounds (mass) equivalent to 0.4536 kilograms, references to “mt” or “tons” are to metric tons, references to “mmt” are to million metric tons, references to “tpd” are to tons per day, references to “tpa” are to tons per annum, a unit of mass equivalent to 1,000 kilograms or 2,204.6 lb, references to “mtpa” are to million tons per annum, “mmtpa” are to million metric tons per annum, references to “wmt” are to wet metric tons, references to “dmt” are to dry metric tons, references to “oz” are to ounces, with one kilogram being equivalent to 32.1507 oz and one ton equivalent to 32,151 oz, references to “mm” are to millimeters, references to “ha” are to hectares, references to “kms” are to kilometers, a unit of area equal to 10,000 square meters or 107,639 square feet, references to “GW” are to giga watts, references to “kt” are to kilo tons, references to “bbls” are to barrels, references to “blpd” are to barrels of liquid per day, references to “mmboe” are to million barrels of oil equivalent, references to “bboe” are to billion barrels of oil equivalent, references to “mmbopd” are to million barrels of oil per day, references to “kbopd” are to kilo barrels of oil per day, references to “bopd” are to barrels of oil per day, references to “boepd” are to barrels of oil equivalent per day, references to “tcm” are to trillion cubic meters, references to “mmscmd” are to million metric standard cubic meter per day, references to “mscf” are to thousand standard cubic feet, references to “mmscf” are to million metric standard cubic feet, references to “mmscfd” are to million metric standard cubic feet per day, references to “TWh” are to terawatt TWh hours, references to “bcf” are to billion cubic feet, references to “PPA” are to power purchase agreement and references to “TcRc” are to treatment and refining charges. References to net oil and gas production are to the entitlement interest production of Vedanta Limited - oil and gas business and its subsidiaries, in which the Ravva royalty is not netted off. References to “GoI” are to Government of India.

We conduct our businesses both directly and through a consolidated group of companies that we have ownership interests in. See “Item 4. Information on the Company” for more information on these companies and their relationships to us. Unless otherwise stated in this Annual Report or unless the context otherwise requires, references in this Annual Report to “we”, “us”, “our”, “Vedanta Limited”, “Sesa Sterlite Limited (SSL)”, “Sesa Sterlite”, “our Company”, “the Company” or “our consolidated group of companies” mean Vedanta Limited, its consolidated subsidiaries and its predecessors, collectively, including Cairn India Limited (now Vedanta Limited - oil and gas business) and its subsidiaries (“Cairn”), Monte Cello BV (“Monte Cello”), Copper Mines of Tasmania Proprietary Limited (“CMT”), Thalanga Copper Mines Proprietary Limited, Bharat Aluminium Company Limited (“BALCO”), Hindustan Zinc Limited (“HZL”), Fujairah Gold FZC, Sterlite (USA), Inc., (“Sterlite USA”), Talwandi Sabo Power Limited (“TSPL”), THL Zinc Ventures Limited, THL Zinc Limited, THL Zinc Holding B.V., THL Zinc Namibia Holdings (Proprietary) Limited (“ Skorpion”), Skorpion Zinc (Proprietary) Limited, Skorpion Mining Company (Proprietary) Limited, Namzinc (Proprietary) Limited, Amica Guesthouse (Proprietary) Limited, Rosh Pinah Health Care (Proprietary) Limited, Black Mountain Mining (Proprietary) Limited (“BMM”), Vedanta Lisheen Holdings Limited (“Lisheen”), Vedanta Lisheen Mining Limited, Killoran Lisheen Mining Limited, Killoran Lisheen Finance Limited, Lisheen Milling Limited, Vedanta Exploration Ireland Limited, Lisheen Mine Partnership, Sterlite Ports Limited, Vizag General Cargo Berth Private Limited, Paradip Multi Cargo Berth Private Limited, Lakomasko B.V., MALCO Energy Limited (“MALCO Energy”) (formerly known as Vedanta Aluminium), Sesa Resources Limited, Sesa Mining Corporation Limited, Bloom Fountain Limited (“BFL”), Goa Sea Port Private Limited, Twin Star Energy Holdings Limited (“TEHL”), Twin Star Mauritius Holdings Limited (“TMHL”), Western Cluster Limited (“WCL”), Maritime Ventures Private Limited, Sesa Sterlite Mauritius Holdings Limited, Twinstar Energy Holding Limited, Electrosteel Steels Limited (“ESL”) and Avanstrate Inc.(“ASI”) .

Our consolidated financial information does not include our controlling shareholder Vedanta, its shareholders and various companies owned directly or indirectly by it (other than us and our consolidated group of companies described above), including without limitations, Vedanta Resources Holdings Limited (“VRHL”), Konkola Copper Mines Plc, Twin Star Holdings Limited (“Twin Star”), Welter Trading Limited (“Welter Trading”), the Anil Agarwal Discretionary Trust (“Trust”), Conclave PTC Limited (“Conclave”), Sterlite Technologies Limited, Monte Cello Corporation NV, Valliant (Jersey) Limited, Vedanta Resources Jersey II Limited, Vedanta Resources Finance Limited, Vedanta Resources Cyprus Limited, Richter Holding Limited (“Richter”), Westglobe Limited (“Westglobe”), Finsider International Company Limited (“Finsider”), Vedanta Resources Jersey Limited, Vedanta Finance (Jersey) Limited, Vedanta Jersey Investments Limited, Vedanta Finance UK Limited, Sesa Sterlite Mauritius Holdings Limited and Sterlite Grid Limited. References to the “Group” is to Vedanta Limited and its subsidiaries on a consolidated basis and references to the “Vedanta Group” is to Vedanta and its subsidiaries on a consolidated basis.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our company and our industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. These forward-looking statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that, although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. Factors which could cause these assumptions to be incorrect include, but are not limited to:

•	a decline or volatility in the prices of or demand for zinc, oil and gas, iron ore, copper, aluminium or power or increase in supply of zinc, oil and gas, iron ore, copper, aluminium or power;

•	events that could cause a decrease in our production and higher cost of production for zinc, oil and gas, iron ore, copper, aluminium or power;

•	unavailability or increased costs of raw materials for our products;

•	dependence on obtaining and maintaining mining leases for our mining sites and approvals from regulatory authorities for increasing oil and gas production;

•	general risks related to Vedanta Limited’s commercial power business and challenges in operationalization of investment in aluminium and power business;

•	fluctuations in metal prices on LME, ore prices, oil and gas prices or power prices;

•	fluctuations in currency exchange rates;

•	interruptions in the availability of exploration, production or supply equipment or infrastructure and/or increased costs;

•	construction of pipeline and terminal may take longer than planned, may not work as intended and the cost of construction may be greater than forecast;

•	our actual economically recoverable lead-zinc ore, copper ore or bauxite reserves being lower than we have estimated;

•	our ability to expand our business, effectively manage our growth or implement our strategy;

•	our ability to retain our senior management team and hire and retain sufficiently skilled labor to support our operations;

•	regulatory, legislative and judicial developments and future regulatory actions and conditions in our operating areas;

•	increasing competition in the zinc, oil and gas, iron ore, copper, aluminium or power industries;

•	political or economic instability in and around India or around the regions in which we operate;

•	worldwide economic and business conditions;

•	reliance on third party contractors and providers of equipment which may not be readily available and whose costs may increase;

•	compliance with extensive environmental and health and safety regulations;

•	our ability to successfully consummate strategic acquisitions;

•	our ability to simplify our group structure and reduction in non-controlling stake in group companies;

•	the outcome of outstanding litigation in which we are involved;

•	our ability to maintain good relations with respective local communities and our trade unions and avoid protests, strikes and lock-outs;

•	any actions of our controlling shareholder, Vedanta;

•	the future capital requirements of our business and the availability of financing on favorable terms;

•	the continuation of tax holidays, exemptions and deferred tax schemes we currently enjoy;

•	changes in tariffs, royalties, customs duties and government assistance;

•	terrorist attacks and other acts of violence, natural disasters, increasing impact of climate change and other environmental conditions and outbreaks of infectious diseases and other public health concerns in India, Asia and elsewhere ;

•	failure of digital infrastructure and cyber security attacks due to negligence or IT security failures;

•	our ability to discover new reserves, enhance existing reserves or develop new operations in sufficient quantities to maintain or grow the current level of our reserves; and

•	transitioning of zinc and lead mining operations from open pit to underground mining.

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

A. Selected Consolidated Financial Data

The selected consolidated financial data presented below as of March 31, 2017 and 2018 and for the years ended March 31, 2016, 2017 and 2018 has been derived from our consolidated financial statements included herein, which have been prepared in conformity with IFRS as issued by the IASB. The consolidated financial statements as of March 31, 2017 and 2018 and for the years ended March 31, 2017 and 2018 have been audited by S.R. Batliboi & Co. LLP, India, our independent registered public accounting firm, and included elsewhere in this Annual Report. The consolidated financial statements as of March 31, 2016 and for the year ended March 31, 2016 were audited by Deloitte Haskins & Sells LLP, India, or Deloitte, our former independent registered public accounting firm.

The selected consolidated financial data presented below as of March 31, 2014, 2015 and 2016, and for the years ended March 31, 2014 and 2015 has been derived from our consolidated financial statements, which also have been prepared in conformity with IFRS as issued by the IASB, and which have not been included elsewhere in this Annual Report.

Our historical results do not necessarily indicate our expected results for any future period. The translations of Indian Rupee amounts to US dollars presented in the tables below, are solely for the convenience of the reader and are based on the noon buying rate of ₹ 65.11 per $ 1 in the City of New York for cable transfers of Indian Rupees, respectively, as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2018. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such rates or at any other rates.

You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements included elsewhere in this Annual Report.

	For the Year Ended March 31,
	2014	2015	2016	2017	2018	2018
	(₹ in millions except shares and per share data)	(₹ in millions except shares and per share data)	(₹ in millions except shares and per share data)	(₹ in millions except shares and per share data)	(₹ in millions except shares and per share data)	(US Dollar) (in millions except shares and per share data)

Revenue	725,243	733,579	639,493	717,207	913,720	14,033

Cost of sales	(557,900)	(995,968)	(875,756)	(533,989)	(655,908)	(10,074)

Gross profit/(Loss)	167,343	(262,389)	(236,263)	183,218	257,812	3,959
Other operating income	4,541	4,802	4,785	5,186	5,373	83
Distribution expenses	(12,127)	(10,078)	(12,070)	(16,361)	(15,553)	(239)
Administration expenses	(32,229)	(31,550)	(25,274)	(19,299)	(24,101)	(370)

Operating profit/(loss)	127,528	(299,215)	(268,822)	152,744	223,531	3,433
Investment and other income	42,165	51,154	43,998	45,428	30,986	476
Finance and other costs	(72,821)	(63,398)	(59,584)	(61,600)	(141,182)	(2,168)

Profit/(Loss) before tax	96,872	(311,459)	(284,408)	136,572	113,335	1,741
Income tax expense	(34,646)	108,320	103,060	(38,027)	(66,426)	(1,020)

Profit/(Loss) for the year	62,226	(203,139)	(181,348)	98,545	46,909	721
Profit/(Loss) attributable to:
Equity holders of the parent	15,466	(128,350)	(125,153)	55,033	13,705	210
Non-controlling interest	46,760	(74,789)	(56,195)	43,512	33,204	511

Earnings/(Loss) per share

Basic	5.22	(43.29)	(42.21)	18.57	3.69	0.06
Diluted	5.22	(43.29)	(42.21)	18.56	3.69	0.06

Weighted average number of equity shares used in computing earnings per share

Basic	2,965,004,871	2,965,004,871	2,965,004,871	2,964,333,584	3,709,778,760	3,709,778,760

Diluted	2,965,004,871	2,965,004,871	2,965,004,871	2,965,560,871	3,717,466,311	3,717,466,311

Dividend declared per share(1),(2)

Notes:

(1)	On October 28, 2016 the board of directors of Vedanta Limited declared an interim dividend of ₹ 1.75 per equity share for the year ended March 31, 2017. The dividend amounting to ₹ 5,189 million was subsequently paid before the due date. On March 30, 2017 the board of directors of Vedanta Limited declared an interim dividend of ₹ 17.70 per equity share for the year ended March 31, 2017. The dividend amounting to ₹ 65,800 million was subsequently paid.

On March 13, 2018 the board of directors of Vedanta Limited declared an interim dividend of ₹ 21.20 ($ 0) per equity share for the year ended March 31, 2018. The dividend amounting to ₹ 78,810 million ($ 1,210 million) has been subsequently paid before the due date.

On March 13, 2018 the board of directors of Vedanta Limited declared dividend at the rate of 7.5% per annum on the redeemable preference shares as per their terms of issuance of ₹ 2,090 million ($32 million). These preference shares were issued on April 28, 2017 and dividend is payable uptil the end of fiscal year i.e. March 31, 2018.

(2)	Vedanta Limited declared and paid dividend of ₹ 3.25, ₹ 2.35, ₹ 3.50, ₹ 19.45 and ₹ 21.20 per equity share for the years ended March 31, 2014, 2015, 2016, 2017 and 2018 respectively.

	As of March 31,
	2014	2015	2016	2017	2018	2018
	(₹ in millions)	(₹ in millions)	(₹ in millions)	(₹ in millions)	(₹ in millions)	(US dollars in millions)
Consolidated Financial Position Data:
Cash and cash equivalents	12,960	8,621	20,870	97,202	42,192	648
Restricted cash and cash equivalents	2,463	4,090	3,367	11,747	2,483	38
Total assets	2,581,939	2,161,704	1,869,255	1,918,861	1,764,429	27,099
Net assets	1,262,343	1,028,608	776,258	713,788	752,930	11,564
Long-term borrowings	547,375	517,852	493,784	332,654	267,888	4,114
Short-term borrowings	161,728	161,233	182,328	413,126	313,700	4,818
Equity attributable to equity holders of the parent	699,570	561,119	411,160	576,538	595,566	9,147

	For the Year Ended March 31,
	2014	2015	2016	2017	2018	2018
	(₹ in millions)	(₹ in millions)	(₹ in millions)	(₹ in millions)	(₹ in millions)	(US dollars in millions)
Cash Flow Data:
Net cash provided by (used in):
Operating activities	56,199	125,710	107,352	212,105	348,407	5,351
Investing activities	(52,631)	(43,939)	(42,613)	(79,910)	(52,153)	(801)
Financing activities	(6,280)	(86,448)	(52,714)	(49,123)	(357,144)	(5,485)
Segment Data:
Revenue from external customers:

Zinc India	131,980	144,127	137,945	169,194	217,101	3,334
Zinc International	40,156	35,886	25,631	22,302	34,458	529
Oil and Gas	187,103	146,945	86,559	82,041	95,359	1,465
Iron Ore	16,516	19,039	22,233	40,880	31,154	478
Copper	205,577	225,198	209,239	210,021	247,008	3,794
Aluminium	107,790	126,900	110,781	136,667	230,959	3,547
Power	35,076	33,906	45,523	55,189	55,012	845
Others	1,045	1,578	1,582	913	2,669	41

Total	725,243	733,579	639,493	717,207	913,720	14,033

Operating profit/(loss):
Zinc India	61,696	62,267	59,412	85,491	110,016	1,690
Zinc International	2,484	4,268	831	7,336	12,321	189
Oil and Gas	53,942	(395,146)	(342,813)	14,205	117,865	1,810
Iron Ore	(5,476)	(3,422)	(15,793)	8,403	(49,325)	(758)
Copper	8,876	14,344	19,660	15,026	11,312	174
Aluminium	4,979	13,752	1,416	11,725	9,566	147
Power	1,494	4,484	8,221	10,757	11,915	183
Others	(467)	238	244	(199)	(139)	(2)

Total	127,528	(299,215)	(268,822)	152,744	223,531	3,433

Segment profit/(loss)
Zinc India	68,642	70,605	66,970	95,499	122,632	1,884
Zinc International	12,829	11,059	4,561	9,181	14,145	217
Oil and Gas	139,453	88,671	34,273	40,892	54,318	835
Iron Ore	(2,700)	(891)	4,367	13,091	3,697	57
Copper	11,429	17,385	22,205	16,964	12,919	198
Aluminium	16,131	22,529	8,467	23,200	29,158	448
Power	7,429	8,424	12,659	16,442	16,688	256
Others	(257)	532	568	114	553	8

Total	252,956	218,314	154,070	215,383	254,110	3,903

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

	For the Year Ended March 31,
	2014	2015	2016	2017	2018	2018
	(₹ in millions)	(₹ in millions)	(₹ in millions)	(₹ in millions)	(₹ in millions)	(US dollars in millions)
Zinc India:

Operating profit	61,696	62,267	59,412	85,491	110,016	1,690

Plus: Depreciation and amortization(1)	6,946	8,338	7,558	10,008	12,616	194

Segment profit	68,642	70,605	66,970	95,499	122,632	1,884

Zinc International

Operating profit	2,484	4,268	831	7,336	12,321	189

Plus: Depreciation and amortization(2)	10,345	6,791	3,730	1,845	1,824	28

Segment profit	12,829	11,059	4,561	9,181	14,145	217

Oil and Gas

Operating profit/(loss)	53,942	(395,146)	(342,813)	14,205	117,865	1810

Plus: Depreciation and amortization(3)	85,511	483,817	377,086	26,687	(63,547)	(975)

Segment profit	139,453	88,671	34,273	40,892	54,318	835

Iron Ore

Operating profit/(loss)	(5,476)	(3,422)	(15,793)	8,403	(49,325)	(758)

Plus: Depreciation and amortization(4)	2,776	2,531	20,160	4,688	53,022	815

Segment profit/(loss)	(2,700)	(891)	4,367	13,091	3,697	57

Copper:

Operating profit	8,876	14,344	19,660	15,026	11,312	174

Plus: Depreciation and amortization(5)	2,553	3,041	2,545	1,938	1,607	24

Segment profit	11,429	17,385	22,205	16,964	12,919	198

Aluminium:

Operating profit/(loss)	4,979	13,752	1,416	11,725	9,566	147

Plus: Depreciation and amortization(6)	11,152	8,777	7,051	11,475	19,592	301

Segment profit	16,131	22,529	8,467	23,200	29,158	448

Power:

Operating profit	1,494	4,484	8,221	10,757	11,915	183

Plus: Depreciation and amortization	5,935	3,940	4,438	5,685	4,773	73

Segment profit	7,429	8,424	12,659	16,442	16,688	256

Others:

Operating profit/(loss)	(467)	238	244	(199)	(139)	(2)

Plus: Depreciation and amortization	210	294	324	313	692	10

Segment profit/(loss)	(257)	532	568	114	553	8

(1)	Includes reversal of provision for contribution to District Mineral Foundation (DMF) and gratuity charge due to change in limits of ₹ 2,395 million ($ 37 million) in fiscal year 2018

(2)	Includes impairment charge of ₹ 2,873 million in fiscal year 2014.
(3)

Includes impairment charge of ₹ 406,144 million in fiscal year 2015, ₹ 322,998 million in fiscal year 2016 and includes impairment reversal of ₹ 845 million in fiscal year 2017 and ₹ 93,278 million ($ 1,433 million) in fiscal year 2018.

(4)	Includes impairment charge of ₹ 16,054 million in fiscal year 2016 and ₹ 48,599 million ($ 746 million) in fiscal year 2018.
(5)	Includes impairment charge of ₹ 497 million in fiscal year 2016.
(6)

Includes impairment charge of ₹ 668 million in fiscal year 2014, ₹ 294 million in fiscal year 2015 and ₹ 2,007 million in fiscal year 2017. This also includes reversal of provision for contribution to District Mineral Foundation (DMF), gratuity charge due to change in limits and loss on unusable assets under construction of ₹ 2,774 million ($ 43 million) in fiscal year 2018.

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

The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian Rupees and US dollars based on the rates quoted on Federal Reserve Bank of New York:

	Period End(1)	Average(1)(2)	High	Low
Fiscal Year:
2014	60.00	60.35	68.80	53.65
2015	62.31	61.11	63.67	58.30
2016	66.25	65.39	68.84	61.99
2017	64.85	67.01	68.86	64.85
2018	65.11	64.46	65.71	63.38
Month:
January 2018	63.58	63.65	64.01	63.38
February 2018	65.20	64.43	65.20	63.93
March 2018	65.11	65.05	65.24	64.83
April 2018	66.50	65.67	66.92	64.92
May 2018	67.40	67.51	68.38	66.52
June 2018	68.46	67.79	68.81	66.87
July 2018 (through July 20, 2018)	68.74	68.68	69.01	68.42

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

Although we have translated selected Indian Rupee amounts in this Annual Report into US dollars for convenience, this does not mean, and no representation is made, that the Indian Rupee represent US dollar amounts or have been, could have been or could be converted to US dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated herein, all translations in this Annual Report from Indian Rupees to US dollars are based on the exchange rate quoted by the Federal Reserve Bank of New York on March 31, 2018, which was ₹ 65.11 per $ 1. As of July 20, 2018, the exchange rate between US dollars and Indian Rupees was $ 1 = ₹ 68.74 as quoted by the Federal Reserve Bank of New York.

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

Risks Relating to Our Business

Our operations are subject to governmental, health and safety and environmental regulations, which require us to obtain and comply with the terms of various approvals, licenses and permits. Any failure to obtain, renew or comply with the terms of such approvals, licenses and permits in a timely manner may have a material adverse effect on our business, financial condition and results of operations

Numerous governmental permits, approvals and licenses are required for our operations as the industries in which we operate and seek to operate are subject to numerous laws and extensive regulation by national, state and local authorities in jurisdictions including India, South Africa, Namibia, U.A.E, Ireland, Australia, Japan, South Korea, Taiwan, Liberia and any other jurisdictions where we may operate in future. Our operations are also subject to laws, regulations and standards relating to employment, the protection of health and safety of employees as well as the environment, including conservation and climate change. Evolving regulations, standards and stakeholder expectations could result in increased cost, litigation or threaten the viability of operations in extreme cases. For instance, we are required to obtain various environmental and labor-related approvals in connection with our operations in India, including clearances from the Ministry of Environment and Forests (“MoEF”), GoI and from the relevant pollution control boards in various states in India in which we operate in order to establish and operate our facilities. Certain of such approvals are valid for certain specified periods of time and require periodic renewals, such as consents to operate under the Air (Prevention and Control of Pollution) Act, 1981, as amended, and the Water (Prevention and Control of Pollution) Act, 1981 from the relevant Pollution Control Boards, which are generally granted for a period of one year.

Further, our oil and gas, exploration and mining activities depend on the grant or renewal of various exploration and mining licenses and production sharing contracts and other regulatory approvals that are valid for a specific period of time. In addition, such licenses and contracts contain various obligations and restrictions, including restrictions on assignment or any other form of transfer of a mining lease or on the employment of a person who is not an Indian national. For instance, in connection with our mining operations in India, mining leases are typically granted for a period of 20 to 30 years and stipulate conditions including approved limits on extraction. Similarly, in connection with our oil and gas operations in India, Cairn is required to enter into a production sharing contract and obtain an exploration license, which typically extends to 7 or 8 years following the award of a block before it can commence exploration activities and if exploration is successful, Cairn is then required to procure a petroleum mining lease from the relevant government authority which typically extends for 20 years in order to conduct extraction operations for oil and gas.

Our current oil and gas reserves and production are significantly dependent on the Rajasthan block in India. The current production sharing contract for the block is valid until May 2020. If the production sharing contract does not get extended or gets extended on unfavorable terms, for example, if the GoI seeks a higher profit share, or the Oil and Natural Gas Corporation Limited (“ONGC”) seeks higher entitlement in the Rajasthan block, this could result in a substantial loss of value and could have a material and adverse effect on our results of operations and financial condition. On April 7, 2017, the Ministry of Petroleum and Natural Gas issued a policy for the grant of extension to the production sharing contracts signed by the GoI awarding Pre-New Exploration Licensing Policy (“Pre-NELP”) Exploration Blocks (“Pre-NELP Extension Policy”). The Pre-NELP Extension Policy defines the framework for granting of extension for Pre-NELP blocks including the Rajasthan and Cambay fields. Under the Pre-NELP Extension Policy, the Government’s share of profit petroleum during the extended period of contracts would be at higher rates for the applicable fields. See “Item 8. Financial Information— A. Consolidated Statements and Other Financial Information— Legal Proceedings.” for further details. Furthermore, under the terms of the production sharing contracts, we are obliged to sell our entitlement to crude oil in the domestic Indian market until such time as the total availability of the crude oil and condensate from all domestic petroleum production activities meets the total national demand and India achieves self-sufficiency. There is currently a mismatch between the demand and the supply for crude oil in India, with the demand outweighing the domestic production of crude oil, and this mismatch is expected to continue in the long term. Further, to the extent our Indian blocks yield crude oil that is not suitable for processing by refineries in India, it may be difficult for us to monetize such domestic crude oil reserves and this could have a material adverse effect on our oil and gas business, financial condition and results of operations.

Government approval is also required, generally, for the continuation of mining as well as oil and gas exploration and production activities in India and other jurisdictions, and such approval can be revoked for a variety of circumstances by the GoI, Indian courts or other authorities. Any general suspension of mining activities by the government of a jurisdiction containing our mining operations could have the effect of closing or limiting production from our operations. For example, our total iron ore production declined from 13.8 mmt in fiscal year 2012 to 0.6 mmt in fiscal year 2015 due to the suspension imposed by the state government of Goa on the mining activities in the state of Goa. The suspension orders were withdrawn by the state government in 2015 and operations were recommenced in January 2015. The Supreme Court passed its final order in the matter on February 7, 2018 wherein it set aside the second renewal of the mining leases granted by the state of Goa. The Supreme Court directed all lease holders operating under a second renewal to stop all mining operations with effect from March 16, 2018 until fresh mining leases (not fresh renewals or other renewals) and fresh environmental clearances are granted under the Mines and Minerals (Development and Regulation) (“MMDR”) Act. Our mines in the state of Goa were impacted consequent to the judgement of the Supreme Court.

The state government of Goa had appointed an independent firm in August 2014 to undertake an audit of production levels in excess of environmental clearances of all mining companies operating in the state of Goa, including our Company for the period from fiscal year 2008 to fiscal year 2013. The independent firm submitted its final report to the state Directorate of Mines and Geology (“DMG”) on May 5, 2015. Observations raised by the audit with respect to our Company included production levels to be in excess of environmental clearances for the leases of the Company and whether the royalty can be payable on a dry metric ton (“DMT”) basis instead of wet metric ton (“WMT”) basis. The audit process was based on the formats and procedures specified by DMG and the report was submitted accordingly. The Company has refuted these observations and provided its responses to these observations to the firm based upon a legal opinion of our Indian counsel, and these responses have been filed in the audit report of the Independent firm to the state DMG. In doing so, the Company has reserved its rights without prejudice to its responses and requested an opportunity to furnish further documentation and information as may be appropriate before any further steps in this regard are taken by the state government. We received a show cause notice from DMG on August 5, 2016 to which we filed a reply on November 24, 2016. Hearings before the DMG has been concluded and we have filed our written submissions. If the Company is subject to any subsequent action based upon the recommendations of the audit report, we could be subject to significantly higher royalty payments and / or other penalties. Such an outcome or any other adverse outcome could result in a material adverse effect on our financial condition and results of operations.

Our global presence exposes us to a number of jurisdictions in which regulations or laws have been or are being considered to limit or reduce emissions. The likely effect of these changes will be to increase the cost for fossil fuels, impose levies for emissions in excess of certain permitted levels and increased administrative costs for monitoring and reporting. Increasing regulation of greenhouse gas (“GHG”) emissions, including the progressive introduction of carbon emissions trading mechanisms and tighter emission reduction targets, is likely to raise costs and reduce demand growth. These regulations in the jurisdictions of our major customers and in relation to international shipping could also have an adverse effect on the demand for our products. Our smelting and mineral processing operations are energy intensive and depend heavily on fossil fuels. Increasing regulation of climate change issues such as greenhouse gas emissions, including the progressive introduction of carbon emissions trading mechanisms and tighter emission reduction targets, may raise energy costs and costs of production over the coming years. Any failure to comply with applicable laws, regulations or recognized international standards, or to obtain or renew the necessary permits, approvals and licenses may result in the loss of the right to operate our facilities or continue our operations, the imposition of significant administrative liabilities, or costly compliance procedures, or other enforcement measures that could have the effect of closing or limiting production from our operations. If we were to fail to meet environmental requirements or to have a major accident or disaster, we may also be subject to administrative, civil and criminal proceedings by governmental authorities, as well as civil proceedings by environmental groups and other individuals, which could result in substantial fines, penalties and damages against us, as well as subject to orders that could limit or halt or even cause closure of our operations, any of which could have a material adverse effect on our business, financial condition and results of operations.

For example, in March 2013, the Tamil Nadu Pollution Control Board (“TNPCB”) ordered the closure of the copper smelter at Tuticorin due to complaints regarding a noxious gas leak by local residents. The National Green Tribunal thereafter passed an interim order in May 2013 allowing the copper smelter to recommence operations subject to certain conditions, and we recommenced operations in June 2013. However, the TNPCB filed a notice of appeal against the orders of the National Green Tribunal, which is currently pending before the Green bench of the Supreme Court of India. In addition, the expansion of the alumina refinery at Lanjigarh has been on hold since October 2010 because the environmental approval has been withheld by the MoEF. On November 20, 2015, the MoEF granted environmental clearance for the expansion of the Alumina Refinery up to 4 mtpa and environmental clearance up to 6 mtpa will be received as an amendment to existing EC after the completion of the land acquisition of the balance area of 666.03 HA. Further, consent to establish for 4 mtpa and consent to operate 2 mtpa has also been obtained. However the environmental clearance for the expansion of Alumina Refinery at Lanjigarh was challenged by an individual Prafulla Samantra before the National Green Tribunal, wherein MoEF, Odisha State Pollution Control Board and Vedanta Limited have been made parties. We filed our response to challenge and the matter is yet to be heard. In addition, another individual has filed an interlocutory application to be impleaded in the matter before National Green Tribunal, Kolkata, which will be heard with the matter discussed above. See “Item 8. Financial Information— A. Consolidated Statements and Other Financial Information— Legal Proceedings.” for further details.

The TNPCB through its order dated April 9, 2018 rejected the Company’s application for renewal of consent to operate the 400,000 tpa copper smelter plant in Tuticorin in Tamil Nadu, India and operations at the plant have been suspended. The Company has filed an appeal with the TNPCB Appellate authority. During the pendency of the appeal, TNPCB through its order dated May 23, 2018 ordered for electricity supply to the plant to be discontinued and the State Government ordered the closure of the copper smelter plant. Separately, SIPCOT vide its letter dated May 29, 2018, cancelled 342.22 acres of the land allotted to us for the proposed Expansion Project. Further the TNPCB issued orders on June 7, 2018 directing the withdrawal of the Consent to Establish, which was valid till December 31, 2022.

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

Further, during fiscal year 2015, the Board of Directors was made aware that charges have been filed against several persons unconnected with the Group and one employee of Vedanta Limited - oil and gas business who was previously arrested and subsequently released, for alleged possession and access to government information. Vedanta Limited - oil and gas business has not been named in the charges. Vedanta Limited - oil and gas business has in place a comprehensive compliance program and controls. Further, on an annual basis all directors and employees including senior management of Vedanta Limited - oil and gas business provide affirmation of compliance of the code of business ethics adopted by the Company. Vedanta Limited - oil and gas business also regularly undertakes review of its controls.

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

For example, we had filed an application on January 31, 2018 with TNPCB to renew our consent to operate, for our existing 400,000 tpa copper smelter plant at Tuticorin, which was due to expire on March 31, 2018. The TNPCB rejected the said renewal application by its order dated April 9, 2018. We have filed an appeal before the TNPCB Appellate Authority challenging this order. See “Item 8. Financial Information— A. Consolidated Statements and Other Financial Information— Legal Proceedings.” for further details.

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

The provisions of Chapter X-A (sections 95 to 102) of the Income Tax Act, 1961, relating to General Anti-Avoidance Rules (“GAAR”) are applicable with effect from assessment year 2019 (fiscal year 2018). The GAAR provisions propose to identify any arrangement with the primary purpose or one of the main purposes of such arrangement is to obtain a tax benefit, and satisfies at least one of the following tests (i) creates rights, or obligations, which are not ordinarily created between persons dealing at arm’s length; (ii) results, directly or indirectly, in misuse, or abuse, of the provisions of the Income Tax Act, 1961; (iii) lacks commercial substance or is deemed to lack commercial substance in whole or in part; or (iv) is entered into, or carried out, by means, or in a manner, that is not ordinarily engaged for bona fide purposes. If GAAR provisions are invoked, the tax authorities will have wider powers, including denial of tax benefit or a benefit under a tax treaty. In the absence of any precedents on the subject, the impact of the application of these provisions is uncertain.

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

For example, the Rajasthan block produced 85.1% of our average daily net operated production from our oil and gas business in fiscal year 2018 and oil and gas from the Rajasthan block constituted 90.9% of our net aggregate proved oil and gas reserves on a barrel of oil equivalent basis as of March 31, 2018. Our ongoing capital expenditure program has focused on development and exploration activities across all the assets with approximately 74.0% of the capital expenditure for fiscal year 2018 having been invested in the Rajasthan block.

Further, our Rampura Agucha zinc mine produced 55.6% of the total mined zinc metal in concentrate that we produced in fiscal year 2018 and constituted 43.5% of our total proven and probable zinc ore reserves as of March 31, 2018 in India. Any interruption in the operations at these assets could have a material adverse effect on our results of business, financial condition, results of operations and prospects.

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

For example, a writ petition was filed at the High Court of Madras challenging the grant of an environmental clearance for the expansion of our copper smelting unit at Tuticorin, which was dismissed by the High Court of Madras through its order dated April 28, 2016. Further, the expansion of our alumina refinery at Lanjigarh has been on hold since October 2010 because the environmental approval was rendered non-operational by the MoEF. On November 20, 2015, the MoEF granted environmental clearance for the expansion of the Alumina Refinery for up to 4 mtpa and EC up to 6 mtpa will be received as an amendment to existing EC after the completion of the land acquisition of the balance area of 666.03 HA. Further, consent to establish for 4 mtpa and consent to operate 2 mtpa has also been obtained. However the environmental clearance for the expansion of the Alumina Refinery at Lanjigarh was challenged by an individual, Prafulla Samantra, before the National Green Tribunal, where the MoEF, the Odisha State Pollution Control Board and Vedanta Limited have been made parties. We filed our response to challenge and the matter is yet to be heard. In addition, another individual has filed an interlocutory application to be impleaded in the matter before National Green Tribunal, Kolkata, which will be heard with the matter described above. See “Item 8. Financial Information— A. Consolidated Statements and Other Financial Information— Legal Proceedings.” for further details.

Moreover, we are currently undertaking exploration programs in our Rajasthan and other oil blocks and any delays in this exploration program or shortfall in achieving the necessary output levels could materially and adversely affect our business, financial condition and results of operations.

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

We may not be able to accurately assess the geological characteristics of any reserves that we acquire, which may adversely affect our business, financial condition and results of operation. Because the value of reserves is calculated based on that part of our mineral and oil and gas deposits that are economically and legally exploitable at the time of the reserve calculation, a decrease in commodity prices may result in a reduction in the value of any reserves that we obtain as less of the deposits contained therein would be economically exploitable at lower prices. For example, during fiscal year 2016, we recorded impairment charge on oil and gas assets of ₹ 322,998 million primarily relating to the Rajasthan block, triggered by the significant fall in crude oil prices. Similarly, with a substantial reduction in iron ore prices we recorded an impairment of ₹ 14,900 million in fiscal year 2016 for our Liberia assets.

Exhaustion of reserves at particular mines or oil fields may also have an adverse effect on our operating results that is disproportionate to the percentage of overall production represented by such mines or oil fields. Further, with depletion of reserves we will face higher unit extraction costs.

Our future production depends significantly upon our success in finding or acquiring and developing additional reserves, adopting and using the appropriate technology. If we are unsuccessful, we may not meet our production targets, which could adversely affect our business, financial condition and results of operations.

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

Our operations are subject to risks that could result in decreased production, increased cost of production and increased cost of or disruptions in transportation, power generation, mining and oil exploration

We are subject to operating conditions and events beyond our control that could, among other things, increase our mining, transportation or production costs, disrupt or halt operations at our mines and production facilities permanently or for varying lengths of time or interrupt the delivery of our products to our customers. The occurrence of any of these conditions or events could have a material adverse effect on our business, financial condition and results of operations. These conditions and events include:

•

Disruptions in extraction and production due to equipment failures, unexpected maintenance problems and other interruptions. All of our operations are vulnerable to disruptions. In particular, our aluminium smelters are vulnerable to disruptions in the supply of power which, even if lasting only a few hours, can cause the contents of the furnaces or cells to solidify, which would necessitate a plant closure and a shutdown in operations for a significant period, as well as involve expensive repairs. The losses from these interruptions include lost production, repair costs and other expenses. For example, in September 2016, 168 pots out of 336 pots were taken out of production at BALCO, due to a pot failure incident, although all pots became fully operational by the end of March 2017. Similarly, the Jharsuguda-I smelter suffered a pot outage incident in April 2017, whereby 228 pots out of the total 608 pots were taken out of production. The impacted pots were repaired and are fully operational in fiscal year 2018.

Further, our oil processing facility in the northern fields of the Rajasthan block designed to separate oil, gas and water may not function as designed over the life of the fields. This may result in the crude oil not meeting sales specifications of pipelines, which may mean that any such crude oil either cannot be sold or will be sold at a significant discount to the agreed crude oil sales price.

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

We established our aluminium business in Odisha through an agreement with Odisha Mining Corporation Limited (“OMC”) to establish an aluminium smelter and associated captive power plants in the Lanjigarh and Jharsuguda district in Odisha. A memorandum of understanding with the Government of Odisha (through OMC) provides that the Government of Odisha would supply us 150 million tons of bauxite ore. During fiscal year 2016, OMC has, by a separate action, terminated the joint venture agreement for which the Company is pursuing the appropriate course of action. The matter is pending with the OMC. However, the delay in obtaining captive bauxite supply as per the terms of memorandum of understanding has resulted in our Odisha aluminium business reporting losses since inception. Any further delays in securing assured bauxite supplies for our Odisha aluminium business could continue to adversely affect our business, financial condition and results of operations. However, in April 2018, we entered in to a long term contract with OMC for the supply of bauxite for five years from its Kodingamali bauxite mines.

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

•

Availability of water. The mining operations of our zinc and aluminium businesses, production from our oil fields, smelter operations of copper business and our captive power plants depend upon the supply of a significant amount of water. Availability of water for our operations is dependent upon adequate rainfall in the catchment areas near our operations. There is no assurance that the water required will continue to be available in sufficient quantities or that the cost of water will not increase. For example, BALCO is currently in a dispute with the National Thermal Power Corporation Limited regarding the right of way for a water pipeline that provides one of BALCO’s captive power plants access to a body of water adjacent to the National Thermal Power Corporation Limited’s premises. An unfavorable decision in this dispute may significantly increase BALCO’s costs of obtaining water for our power plant. However, the Company has a water supply agreement valid for 30 years from July 29, 2011 for 13 million cubic meters for 540 MW and on December 22, 2015 the Company entered into a new water contract valid for 30 years with a local body for 28 million cubic meters per annum for IPP of 600 MW and CPP of 600 MW collectively, which has been fully allotted until March 31, 2018.

We inject hot water to maintain reservoir pressure and to optimize crude oil recovery at our oil fields. The source water for these fields is, and will continue to be provided from water production wells drilled in the Thumbli saline aquifer in the Barmer Basin. Extraction of saline water also requires the approval of the relevant government authorities. There can be no assurance that the estimated impact of the expected water extraction on the flow of groundwater is accurate. A failure to extract the required amount of water during the life of the existing and currently planned developments or an inaccurate prediction of the impact on the flow of groundwater, or delay or cancellation of the approval from the government authorities to extract saline water, may require us to access alternative sources of water. Although the relevant government authority has given its consent for the extraction of saline groundwater from Thumbli, it is possible that we will be perceived to be directly or indirectly responsible for any shortage of fresh water or deterioration in water quality. In such an event, the local authorities may require us to access alternative water sources or holding us responsible for any contamination of the fresh water supply by saline groundwater from the aquifer.

•	Disruptions to or increased costs of transport services. We depend upon seaborne freight, inland water transport, rail, trucking, overland conveyor and other systems to transport bauxite, alumina, zinc concentrate, copper concentrate, coal and other supplies to our operations and to deliver our products to customers. There may be disruptions to or increases in the cost of these transport services, including as a result of interruptions that decrease the availability of these transport services or as a result of increases in demand for transport services from our competitors or from other businesses, or failures of these transport services to be expanded in a timely manner to support an expansion of our operations.

•	Inadequate plant operating and maintenance procedures. We have in place operating and maintenance procedures to maintain the integrity of our production facilities. However, there is a risk of unplanned events, inadequate application of these procedures or higher levels of corrosion than expected which could cause disruption to production.

•	Dependence on third parties. We depend on third parties for the construction, delivery and commissioning of the power facilities, supply and testing of equipment and transmission and distribution of electricity that we generate, which is beyond our control. Several of the major growth projects are under execution through an integrated development approach where end to end project execution is outsourced to a limited number of specialized vendors. These projects have long execution timelines, have interdependencies, are mostly brown-field involving tie-ins with existing facilities and may require use of the appropriate technologies. To execute these projects, our business partners are responsible for the adequacy and timeliness of the resources they deploy and capabilities they bring to a project. In such arrangements, we may have limited control over the standards, operations and compliance of our business partners, their contractors and sub-contractors and thereby have limited influence and control over the risks arising out of such project execution. Ensuring the delivery of services and equipment, executing the projects as per schedule, of the right quality and managing safety and security of personnel and materials at the sites as well as during transportation, and ensuring all regulatory compliances are met, could pose a potential challenge. Any delays in any of these aspects could have an adverse impact on project completion by way of cost and schedule overruns and or our operational and financial performance. Further, our business partners may be unable or unwilling to fully compensate us against costs we may incur on their behalf or on behalf of the joint venture. For instance, the external contractors may not be able to complete construction and installation on time, within budget, or to the specifications set forth in our contracts with them, or the contractors may otherwise cause delays in meeting project milestones or achieving commercial operation by the scheduled completion date, which could in turn cause forecast budgets to be exceeded or result in delayed payment by customers, invoke liquidated damages, penalty clauses or performance guarantees or result in termination of contracts. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings- Proceedings against TSPL relating to its delay in commissioning various units of the power plant.” In addition, the demand for contractors with specialist design, engineering and project management skills and services has increased, resulting in a shortage of contractors and increasing costs of services. There can be no assurance that such skilled and experienced contractors will continue to be available at reasonable rates and we may be exposed to risks relating to the cost and quality of their services, equipment and supplies.

•	Power purchase agreements. The power purchase agreements and other agreements that we have entered into, or may enter into may require us to guarantee certain minimum performance standards, such as plant availability and generation capacity, to the power purchasers. If our facilities do not meet the required performance standards, the power purchasers with whom we have power purchase agreements may not reimburse us for any increased costs arising as a result of our plants’ failure to operate within the agreed norms.

•	Power transmission. Lack of strong power transmission infrastructure could restrict our power generation volumes. For example, the effective plant load factor for all the four units of our commercial power plant at Jharsuguda was constrained at 39% in fiscal year 2015 on account of the limited power transmission infrastructure available in India and the delay in ramp up of Smelter II.

•	Regulatory compliance. Power generation in India is a regulated industry. In particular, national and state regulatory bodies and other statutory and government mandated authorities may, from time to time, impose minimum performance standards upon us. Failure to meet these requirements could expose us to the risk of penalties, including, in certain instances, plant shut downs.

•	Flow assurance concerns of crude oil. The waxy nature of crude oil at the northern fields of the Rajasthan block requires us to use hot water injection as the recovery technique at these fields. Injection of hot water requires that the temperature of the water is maintained at a certain level to ensure that the temperature of the crude oil is not reduced by the water used in the injection process to the point where solidification may occur. If the temperature of the injection water is not maintained at the required level, the required injection rate may not be able to be maintained, therefore the overall field production rate and ultimate recovery may be adversely impacted. Further, the waxy nature of crude oil requires that the temperature of crude oil transported through the 24 inch insulated oil pipeline and connecting spur lines should be kept at a temperature greater than the temperature of crude oil. Maintaining the temperature of the crude oil above this wax appearance temperature has required the installation of a specialized heating system and heating stations at various points along the pipeline. If the specialized heating system does not perform as expected, or there are problems associated with the performance of the heating stations, there are problems supplying fuel to the power generation systems at these heating stations; the temperature of crude oil may not be maintained, which would have an adverse impact on the rate at which oil can be transported through the pipeline. Any reduction in the crude oil production, ultimate recovery, or in the oil transportation may have a material adverse effect on our business, financial condition and results of operations.

•	Tailings dam failure. A release of waste material from tailings dams of any of our production facilities may lead to loss of life, injuries, environmental damage, reputational damage, financial costs and production impacts. Tailings dam failure is considered to be a catastrophic risk, which is a very high severity but very low frequency event that must be treated with the highest priority.

•	Accidents at mines, oil fields, smelters, refineries, oil processing terminals, cargo terminals and related facilities. Any accidents or explosions causing personal injury, property damage or environmental damage at or to our mines, oil fields, smelters, refineries, oil processing terminals, cargo terminals and related facilities may result in expensive litigation, imposition of penalties and sanctions or suspension or revocation of permits and licenses. Risks associated with our open-pit mining operations include flooding of the open-pit and collapses of the open-pit wall. Risks associated with our underground mining operations include underground fires and explosions (including those caused by flammable gas), cave-ins or ground falls, discharges of gases or toxic chemicals, flooding, sinkhole formation and ground subsidence. Injuries to and deaths of workers at our mines and facilities have occurred in the past and may occur in the future. For example, the production of Skorpion Zinc was stopped for 23 days in January 2015 due to a fire accident in the cell house. We are required by law to compensate employees for work-related injuries and failure to make adequate provisions for our workers’ compensation liabilities could harm our future operating results.

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

We depend upon third parties for supply of a portion of our raw material requirements, for the continuance of certain iron ore mining leases, and for execution of our projects and supply of equipment and services, as well as for offtake of our production volumes

We source a majority of our copper concentrate and a portion of alumina requirements from third parties. For example, in fiscal year 2018, we sourced approximately 99.0% of our copper concentrate and 65.4% of our alumina requirements from third parties. Profitability and operating margins of our copper and aluminium business depends on the ability of the suppliers to ensure timely delivery of the contracted volumes. Also, profitability and operating margins of our aluminium business depends upon our ability to obtain the required alumina at prices that are low relative to the market prices of aluminium products that we sell and our ability to source these raw materials at a reasonable price.

Further, in common with many exploration and production companies, we and the operators of assets often contract or lease services and equipment from third party providers. Such services and equipment can be scarce and may not be readily available at the times and places required. In addition, the costs of third party services and equipment have increased significantly over recent years and may continue to rise. Scarcity of services and equipment and increased prices may in particular result from any significant increase in regional exploration and development activities, which in turn may be the consequence of increased or continued high hydrocarbon or mineral prices. The scarcity of such services and equipment, as well as their potentially high costs, could delay, restrict or lower the profitability and viability of projects which may have a material adverse effect on our businesses, prospects, financial condition and results of operations.

In our oil and gas business, we had infrastructure and oil sales agreements with the GoI nominated public sector refineries and domestic private sector refineries for expected levels of crude oil production from the Rajasthan block until March 2018. Stoppage of off-take or supply could result if the buyers fail to take delivery of volumes anticipated by these sales agreements. Additionally, two private sector buyers accounted for approximately 47.6% of the total sales of Rajasthan block in fiscal year 2018 and any unforeseen disruption at these buyer’s facilities would affect sales volume and therefore revenue generation. Further, we are subject to the risk of delayed off takes or payment for delivered production volumes or counterparty default. Any of these could have an adverse impact on our crude oil sales and cash flows.

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

Defects in title or loss of any leasehold interests in our properties could limit our ability to conduct operations on such properties or result in significant unanticipated costs

Our ability to mine the land on which we have been granted mining lease rights and to make use of our other industrial and office premises is dependent on the acquisition of surface rights. Surface rights and title to land are required to be negotiated separately with land owners, although there is no guarantee that these rights will be granted. Any delay outside of the ordinary course of business in obtaining or inability to obtain or any challenge to the title or leasehold rights to surface rights could negatively affect our business, financial condition and results of operations.

In addition, there may be certain irregularities in title in relation to some of our owned and leased properties. For example, some of the agreements for such arrangements may not have been duly executed and/or adequately stamped or registered in the land records of the local authorities or the lease deeds may have expired and not yet been renewed. Since registration of land title in India is not centralized and has not been fully computerized, the title to land may be defective as a result of a failure on our part, or on the part of a prior transferee, to obtain the consent of all such persons or duly complete stamping and registration requirements. The uncertainty of title to land may impede the process of acquisition, independent verification and transfer of title, and any disputes in respect of land title that we may become party to may take several years and considerable expense to resolve if they become the subject of Court proceedings. Further, certain of these properties may not have been constructed or developed in accordance with local planning and building laws and other statutory requirements, or it may be alleged that such irregularities exist in the construction and development of our built up properties. For example, BALCO has 1,804.67 acres of government land out of which 1,751 acres is situated in forest land, which was given on lease by the state government. The lease deed has not been executed as on date as a petition was filed in the Supreme Court against BALCO in relation to the alleged encroachment of land on which our Korba smelter is situated. The matter is scheduled for hearing on August 6, 2018. Any such dispute, proceedings or irregularities may have an impact on our business, financial condition and results of operations.

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

ONGC is our joint operation partner with respect to all operating assets of our oil and gas business, and we operate all of our oil and gas assets. Accordingly, any mismanagement of an oil and gas asset by us may give rise to liabilities to our joint operation partners in respect of such asset. There is also a risk that other parties with interests in our assets may elect not to participate in certain activities relating to those assets which require such party’s consent. In such circumstances, it may not be possible for such activities to be undertaken by us alone or in conjunction with other participants at the desired time or at all. In addition, other joint operation partners may default in their obligations to fund capital or other funding obligations in relation to the assets. In certain circumstances, we may be required under the terms of the relevant operating agreement to contribute all or part of any such funding shortfall, which could adversely impact our business, financial condition and results of operations.

Proceedings against the GoI which has disputed our exercise of the call option to purchase its remaining ownership interest in BALCO

There are certain proceedings that are currently ongoing with respect to the exercise of a call option to acquire the remaining shares of BALCO held by the GoI, in accordance with the terms of the shareholders’ agreement between the GoI and us. The amount claimed under this proceeding is presently unquantifiable. The arbitration tribunal formed under the directions of the High Court of Delhi declared an award rejecting our claim regarding the exercise of the option on January 22, 2011. According to the award, certain clauses of the shareholders’ agreement were held to be void, ineffective and inoperative as being in violation of sub section (2) of Section 111A of the Companies Act, 1956. We filed an application before the High Court of Delhi to set aside this award under Section 34 of the Arbitration and Conciliation Act, 1996. Our application is scheduled for hearing on November 19, 2018. See “Item 4. Information on the Company—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO.” There is no assurance that the outcome of our challenge of the award will be favorable to us. In such an event, we may be unable to purchase the GoI’s remaining 49.0% interest in BALCO or may be required to pay a higher purchase price, should it decide to consummate such purchase, which may have a material adverse effect on our business, financial condition and results of operations.

Proceedings against the GoI which has disputed our exercise of the call option to purchase its remaining ownership interest in HZL

We commenced arbitration proceedings against the GoI with respect to exercise of our call option to acquire the remaining shares of HZL held by the GoI, in accordance with the terms of the shareholders’ agreement between the GoI and us. The GoI denied our right to exercise the option on the basis that the shareholders’ agreement contravenes the provisions of Section 111A of the Companies Act, 1956 and is therefore void. The next date of hearing by the arbitral tribunal is on November 24, 2018 See “Item 4. Information on the Company—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO.” There can be no assurance that the arbitral proceedings will result in a favorable outcome for us. In such an event, we may be delayed in the purchase of, or may be unable to purchase, the GoI’s remaining 29.5% interest in HZL or may be required to pay a purchase price in excess of the market value or fair value of those shares, which may have a material adverse effect on our business, financial condition and results of operations.

Future production from our assets may vary from the forecast

We estimate the annual metal production and the mine life through a detailed mine plan for both open pit and underground mines and the oil and gas production rates and field life through the field development plans. These mine plans and field development plans are prepared based on our estimates of future mine and field performance. Future performance is subject to a number of risks including but not limited to geological conditions being more complex than originally predicted, ore grade being different from estimates, future producer or injector well performance, plant operating efficiencies being less than originally forecasted, inadequate power, water or utility supplies, and other constraints. Any material fall in production from the current production level or from the estimates due to some or all of the risks detailed above may adversely impact our business, financial condition and results of operations.

In our oil and gas business, plateau production rates from the Rajasthan block may be less than forecast. The estimates of production rates and field life contained in the field development plans for the Mangala, Bhagyam, Aishwariya, Raageshwari and Saraswati fields in the Rajasthan block are based on our estimates of future field performance. Where any estimates of future production rates are in excess of the existing approved field plateau production rates in the case of our oil and gas business, the consent of the joint operation partner, the appropriate regulatory authorities and the GoI will be required before any of our oil fields can produce at these enhanced estimates of future production rates. In the event consent of the joint operation partner is delayed or not obtained, production would be limited to the rate set out in the field development plans, which would have a detrimental impact on our business, financial condition and results of operations.

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

Our iron ore business is largely dependent on export sales of iron ore to China. As a result, any downturn in the rate of economic growth in China or negative changes in international relations between India and China or negative changes in the Chinese regulatory or trade policies relating to the import of iron ore could have a material adverse effect on our results of operations and financial condition

Even if we receive appropriate orders for continuation of mining operations in Goa, our iron ore business will remain largely dependent on export sales of iron ore to China. For instance in fiscal year 2018, 95.7% of sales to external customers for Goa was from exports to customers in China. As a result, the performance and growth of our iron ore business is necessarily dependent on the Chinese economy, which may be materially and adversely affected by political instability or regional conflicts, economic slowdown elsewhere in the world or otherwise. In addition, any worsening of international relations between India and China, any negative changes in Chinese regulatory or trade policies relating to the import of iron ore or other limitations or restrictions in our ability to export iron ore to China could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to restrictive covenants for the credit facilities including term loans and working capital facilities provided to us and our subsidiaries

There are restrictive covenants in agreements which we have entered into with certain financial institutions for our borrowings and for borrowings by our subsidiaries. These restrictive covenants among others, require us to maintain certain financial ratios and seek the prior permission of these financial institutions for various activities, including, among others, any change in our capital structure, issue of equity, preferential capital or debentures, raising any loans and deposits from the public, undertaking any new project, effecting any scheme of acquisition, merger, amalgamation or reconstitution, implementing a new scheme of expansion or creation of a subsidiary. If the covenants are not complied with, we may be required to repay the amount borrowed from such lenders immediately. Such restrictive covenants may restrict our operations or ability to expand and may adversely affect our business, financial condition and results of operations.

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

We may be liable for additional taxes if the tax holidays, exemptions and tax deferral schemes which we currently benefit from expire without renewal, and the benefits of the tax holidays, exemptions and tax deferral schemes are limited by the minimum alternative tax

We currently benefit from significant tax holidays, exemptions and tax deferral schemes. These tax holidays, exemptions and tax deferral schemes are for limited periods. For example, HZL’s captive power plant at Dariba, Chanderiya, and Zawar benefits from tax exemptions on the profits generated from transfers of power to HZL’s other units, which are expected to generate substantial savings. We also have wind mills located in states such as Gujarat, Karnataka, Tamil Nadu, Maharashtra and Rajasthan and refining and processing plants at Pantnagar, which are also eligible for tax exemption. We pay royalties and cess in relation to our oil and gas business, to the state governments and the central government in India at rates determined by the respective governments, linked to the volume/value of oil that we produce. Any adverse changes in these fiscal terms may have an adverse effect on our costs, results of operations and financial condition. Cess earlier being levied on volume was adversely affecting the net realization in a declining oil price scenario. In the budget of fiscal year 2016, levy of cess was made ad valorem basis, which will have an adverse impact on us with increase in prices.

Our captive power plants will continue to have the benefit of any existing tax exemptions, which are available before March 31, 2015 until such tax exemptions expire. The expiry or loss of existing tax holidays, exemptions and tax deferral schemes or the failure to obtain new tax holidays, exemptions or tax deferral schemes will likely increase our tax obligations and any increase could have a material adverse effect on our business, financial condition and results of operations.

In addition, we are subject to a Minimum Alternate Tax which sets a minimum amount of tax that must be paid each year based on our book profits. The base Minimum Alternate Tax rate is currently 21.55%. The Minimum Alternate Tax prevents us from taking full advantage of any tax holidays, exemptions or tax deferral schemes that may be available to us.

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

The closing market price of HZL’s shares on the NSE, on July 20, 2018 was ₹ 265 ($ 4) per share. Based solely on this price, if GoI became entitled to sell and exercised this right to sell all of its 1,247,950,590 shares of HZL at a price equivalent to 150.0% of their market value, we would be required to pay ₹ 496,528 million ($ 7,626 million) for those shares. Assuming the same July 20, 2018 closing market price of HZL’s shares, if GoI became entitled to purchase all of the 2,743,154,310 shares of HZL held by us at a price equivalent to 50.0% of their market value, we would receive ₹ 363,811 million ($ 5,588 million) for those shares.

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

Our insurance coverage may prove inadequate to satisfy future claims against us

We maintain insurance, which we believe is typical in the respective industries in which we operate and in amounts which we believe to be commercially appropriate. Nevertheless, we may become subject to liabilities against which we may not have adequate insurance coverage or at all. Our insurance policies contain certain customary exclusions and limitations on coverage which may result in our claims not being honored to the full extent of the losses or damages we have suffered. The exploration and production of crude oil and natural gas is inherently hazardous. A range of factors incorporating natural and man-made factors may result in oil spills, fires, equipment failure, loss of well control, leakage of hydrocarbons or hydrogen sulfide etc., which can result in death, injury and damage to production facilities and the environment. In addition, our operating entities in India can only seek insurance from domestic insurance companies or foreign insurance companies operating in joint ventures with Indian companies and these insurance policies may not continue to be available at economically acceptable premiums. The occurrence of a significant adverse event, the risks of which are not fully covered or honored by such insurers could have a material adverse effect on our business, financial condition and results of operations.

The Re-organization Transactions may not result in expected benefits

At the time of announcing the Re-organization Transactions, we estimated cost savings arising from the transaction, due to operational and financial synergies. These synergies may not be realized or may be materially lower than estimated and the extent to which any of the other benefits will actually be achieved, if at all, or the timing of any such benefits, cannot be predicted with certainty. If we are unable to realize the estimated cost savings or the other benefits that we expect to achieve through the consolidation, or if we are prevented from taking advantage of the anticipated tax efficiencies, or if we are unable to offset the incremental costs we incur over time as a result of the consolidation with such savings and benefits, there could be a material adverse effect on our business, financial condition and results of operations. Further, subsequent to the effectiveness of the Amalgamation and Re-organization Scheme, a special leave petition challenging the orders of the High Court of Bombay at Goa was filed before the Supreme Court of India by the Commissioner of Income Tax, Goa and the Ministry of Corporate Affairs in July 2013 and April 2014, respectively. Further, a creditor and a shareholder challenged the Amalgamation and Re-organization Scheme in the High Court of Madras in September 2013. These petitions are pending for hearing and admission.

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

We may incur significant costs or loss of reputation in case of leakage of business sensitive information

The threats to the security of our digital infrastructure continue to evolve rapidly and we rely on digital systems and network technology. Any significant breach or failure of our digital infrastructure and/ or cyber security attacks due to negligence or IT security failure or any other reason could seriously disrupt our operations resulting in loss or misuse of data or sensitive information, disruption to our business, damage to our assets, legal or regulatory breaches and potentially legal liability. These could result in significant costs and/ or reputational consequences.

Risks Relating to Our Industry

Commodity prices and the copper TcRc may be volatile, which would affect our revenue, results of operations and financial condition

Historically, the international commodity prices for copper, zinc, oil and gas, iron ore and aluminium and the prevailing market TcRc rate for copper have been volatile and subject to wide fluctuations in response to relatively minor changes in the supply of, and demand for, such commodities, market uncertainties, the overall performance of world or regional economies and the related cyclicality in industries we directly serve and a variety of other factors. For example, between March 31, 2017 and March 31, 2018, the average LME prices of silver has decreased by 5.0% and the average LME prices of zinc, lead, copper, dated brent and aluminium increased by 29.0%, 19.0%, 25.0%, 18.0% and 21.0% respectively. Historically, international prices for crude oil and natural gas have fluctuated as a result of many macro-economic, geo-political and regional factors. Substantial or extended declines in international crude oil and gas prices could have an adverse effect on the economics of existing/ proposed projects, capex outlay, business, financial condition and results of operations. For instance, we purchase copper concentrate at the LME price for copper metal for the relevant quotational period less a treatment charge (“Tc”) and refining charge (“Rc”), or TcRc, that we negotiate with our suppliers, but which is influenced by the prevailing market rate for the TcRc. The TcRc has historically fluctuated independently and significantly from the copper LME price. We attempt to make the LME price a pass through for us as both our copper concentrate purchases and sales of finished copper products are based on LME prices. Nevertheless, we are also exposed to differences in the LME price between the quotational periods for the purchase of copper concentrate and sale of the finished copper products, and any decline in the copper LME price between these periods will adversely affect us. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Results of Operations—Metal Prices, Copper TcRc and Power Tariff.”

Similarly, for the portion of our alumina requirements sourced internally, our profitability is dependent upon the LME price of aluminium, less the cost of production, which includes the cost of mining bauxite, the refining of bauxite into alumina, transportation of bauxite and alumina and smelting of alumina into aluminium. For the portion of our alumina requirements sourced from third parties, our profitability is dependent upon the LME price of aluminium, less the cost of the sourced alumina and the cost of smelting. During fiscal year 2018, 65.4% of our alumina requirement was sourced from third parties. Further, the units of power generated by our commercial power generation business are also subject to price volatility.

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

Our metal and oil and gas reserves are estimates and represent the quantity of ore that we believed, as of March 31, 2018, could be mined, processed, recovered and sold at prices sufficient to cover the estimated future total costs of production, remaining investment and anticipated additional capital expenditures. These estimates are subject to numerous uncertainties inherent in estimating quantities of reserves and could vary in the future as a result of actual exploration and production results, depletion, new information on geology and fluctuations in production, operating and other costs and economic parameters such as metal prices, smelter treatment charges and exchange rates, many of which are beyond our control. For example, fluctuations in the market price of ore and other commodities reduced recovery rates or increased production costs due to inflation or other factors may render proven and probable ore reserves containing relatively lower grades of mineralization uneconomic to exploit and ultimately result in a restatement of reserves. As a result, you should not place undue reliance on the reserve data contained in this Annual Report. In the event that any of these assumptions turn out to be incorrect, we may need to revise our reserves downwards and this may adversely affect our life-of-mine plans and consequently the total value of our mining asset base, which could increase our costs and decrease our profitability.

Changes in tariffs, royalties, cess, customs duties, export duties and government assistance may reduce our Indian market domestic premium, which would adversely affect our profitability and results of operations

Copper, zinc and aluminium are sold in the Indian market at a premium to the international market prices of these metals due to tariffs payable on the import of such metals. Between March 2003 and February 2011, basic customs duties on imported copper, zinc, lead and aluminium decreased cumulatively from 25.0% to 5.0%, and have remained at 5.0% since February 2011. With effect from March 1, 2016 basic custom duty on imported aluminium increased to 7.5%. The GoI may reduce or abolish customs duties on any of these commodities in the future, although the timing and extent of such reductions cannot be predicted. As we sell the majority of the commodities we produce in India, any reduction in Indian tariffs on imports will decrease the premiums we receive in respect of those sales, which would have an adverse effect on our business, financial condition and results of operations.

We pay royalties to the state governments of Chhattisgarh and Rajasthan based on our extraction of bauxite and lead-zinc ore, respectively. Most significant of these is the royalty that HZL is required to pay to the state government of Rajasthan, where all of HZL’s mines are located, at a rate of 10.0%, with effect from September 14, 2014, of the zinc LME price payable on the zinc metal contained in the concentrate produced and 14.5% of the lead LME price payable on the lead metal contained in the concentrate produced. Any upward revision to the royalty rates being charged currently may adversely affect our profitability. Additionally, the Department of Mines and Geology of the State of Rajasthan has raised additional demands for payment through several show cause notices to HZL for mining minerals associated with lead and zinc such as cadmium and silver. Similarly, Vedanta Limited - oil and gas business pays royalties and cess to the state governments and the Central government in India at rates determined by the respective governments, linked to the volume or value of oil produced. Any adverse changes in these fiscal terms may adversely affect our profitability. Cess earlier being levied on volume was adversely affecting the net realization in a declining oil price scenario. In the budget of fiscal year 2016, levy of cess was made on an ad valorem basis. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Demands against HZL by Department of Mines and Geology.” We pay royalties to the state government of Tasmania in Australia based on our extraction of copper ore. We also pay royalties to the government from our Zinc International business. In our iron ore business, we pay royalty on iron ore to the state governments of Goa at 15% of the average price declared periodically by the Indian Bureau of Mines and in Karnataka, royalty / Special Purpose Vehicle contribution at 15% is borne by buyer. We used to pay export duty on export of iron ore at the rate of 30% ad valorem on the Free on Board (‘F.O.B”) value of exports with effect from December 30, 2011 (the rate being 20% prior to December 30, 2011) and the GoI had reduced the rate of export duty on iron ore fines of less than 58 grade from 30% to 10% which is effective from June 1, 2015. The duty was further reduced to nil duty effective March 1, 2016, on exports of iron ore less than 58 grade. In April 2014, the Supreme Court of India ordered to create the Iron Ore Goa Permanent Fund, wherein all lease holders have to contribute 10% of sales value to this fund, See “Item 5 — Operating and Financial Review and Prospects — Factors Affecting Results of Operations — Government Policy” for details.

Changes in tax laws could also result in additional taxes payable by us. For example, the GoI raised the export duty on iron ore fines twice during 2011, first to 20% with effect from March 1, 2011 and then to 30% with effect from December 30, 2011. Currently, export duty is applicable on above 58 Fe grade iron ore only.

Towards end of fiscal year 2015, the MMDRA is notified which brings greater transparency in granting of mineral concessions through an e-auction process. It also removes certain uncertainties relating to automatic renewals of mine leases for future periods. However, for existing mining leases, it notifies an amount not exceeding royalty, to be contributed to District Mineral Foundation (DMF) for the benefit of people affected by mining and an additional amount equivalent to 2% of royalty to National Mineral Exploration Trust. DMF contribution was notified at 30% of the base royalty rate in September 2015.

Indian exports of copper, aluminium and zinc receive assistance premiums from the GoI, which have been reduced since 2002. These export assistance premiums have been reduced in recent years and may be further reduced in the future. Any reduction in these premiums will decrease the revenue we receive from export sales and may have a material adverse effect on our business, financial condition and results of operations. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Results of Operations—Government Policy.”

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

Risks Relating to Our Relationship with Vedanta

We are controlled by Vedanta and our other shareholders’ ability to influence matters requiring shareholder approval will be extremely limited

We are a majority-owned and controlled subsidiary of Vedanta. Volcan Investments Limited, or Volcan holds 61.60% of the share capital and 68.62% of the voting rights of Vedanta as of July 20, 2018. Volcan is a holding company, 100% beneficially owned and controlled by the Trust. Conclave is the trustee of the Trust and the sole registered shareholder of Volcan and consequently controls all voting and investment decisions of the Trust. Vedanta shares beneficially owned by Volcan may be deemed to be beneficially owned by the Trust, of which Mr. Anil Agarwal is the protector and with effect from October 16, 2014, one of the beneficiaries. Vedanta, Volcan, the Trust, Conclave and Mr. Anil Agarwal are parties to a relationship agreement that seeks to facilitate the carrying on of Vedanta’s business independently of Volcan, its direct and indirect shareholders, and their respective associates, or as collectively referred to below, the Volcan Parties. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Related Parties—Vedanta.” However, we cannot assure you that Vedanta, and in turn we, will be able to operate completely independently of the Volcan Parties, despite the relationship agreement, lack of independence could have a material adverse effect on the holders of our equity shares and ADSs.

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

Vedanta may decide to allocate business opportunities to other members of the Vedanta Group instead of us, which may have a material adverse effect on our business, results of operations, financial condition and prospects

Vedanta’s control of us means it can determine the allocation of business opportunities among us, itself and its other subsidiaries. For example, as of July 20, 2018, Vedanta owned 79.4% of Konkola Copper Mines Plc, an integrated copper producer in Zambia, apart from the control exercised on us, and our subsidiaries, through us. As Vedanta controls Konkola Copper Mines Plc, it determines the allocation of business opportunities among, as well as strategies and actions of, Konkola Copper Mines Plc and us. Vedanta may determine to have Konkola Copper Mines Plc or any other entity instead of us, pursue business opportunities in the zinc, oil and gas, copper, iron ore, aluminium or commercial power generation business, or any other business, or cause such companies or us to undertake corporate strategies, the effect of which is to benefit such companies instead of us and which could be detrimental to our interests. If Vedanta were to take any such actions, our business, results of operations, financial condition and prospects could be materially and adversely affected and the value of our equity shares and the ADSs may decline.

We have issued several guarantees as security for the obligations of certain of our subsidiaries and other companies within the Vedanta Group and we will have liability under these guarantees in the event of any failure by such entities to perform their obligations, which could have a material adverse effect on our results of operations and financial condition

We have issued several guarantees in respect of the obligations of certain of our subsidiaries and other companies within the Vedanta Group, including guarantees on the issuance of customs and excise duty bonds, performance bank guarantees while bidding for supply contracts or in lieu of advances received from customers, bank guarantees for securing supplies of materials and services etc. Our outstanding guarantees cover obligations aggregating ₹ 22,591 million and ₹ 27,036 million ($ 415 million) as of March 31, 2017 and March 31, 2018, respectively the liabilities for which have not been recorded in our consolidated financial statements. These are contractual guarantees and are enforceable if the terms and conditions of the contracts are not met and the maximum liability on these contracts is the amount mentioned above. The Group does not anticipate any liability on these guarantees. See Note 29 “Commitments, contingencies, and guarantees” on Notes to the consolidated financial statements.

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

The GoI has exercised and continues to exercise significant influence over many aspects of the Indian economy. Since 1991, successive Indian governments have pursued policies of economic liberalization, including by significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant and we cannot assure you that such liberalization policies will continue. The rate of economic liberalization could change, and specific laws and policies affecting metals and mining companies, foreign investments, currency exchange rates and other matters affecting investment in India could change as well. For instance, recently, the GoI and the RBI has declared that ₹ 500 and ₹ 1,000 denominations of bank notes have ceased to be legal tender. Pursuant to this currency demonetization, these high denomination notes have no value and cannot be used for transactions or exchange purposes with effect from November 9, 2016. These notes have been replaced with a new series of bank notes. The process of demonetization and replacement of these high denomination notes has reduced the liquidity in the Indian economy which has significant reliance on cash. These factors had resulted in reduced purchasing power, and altered consumption patterns in general. While the comprehensive and long-term impact of this currency demonetization measure cannot be ascertained at the moment, there has been a slowdown in the economic activities in India, at least in the short term, given the demonetization impacts a majority quantity of the cash currency in circulation. Such a slowdown can adversely affect the Indian economy, in turn affecting the operations of our business in India. Further, protests against privatizations and government corruption scandals, which have occurred in the past, could slow the pace of liberalization and deregulation. Given the changes in government policy on divestments, there can be no assurance that any of the proposed privatizations which we may be interested in pursuing will be implemented or completed in the near future, or at all. A significant change in India’s policy of economic liberalization and deregulation could adversely affect business and economic conditions in India generally and our business in particular, if new restrictions on the private sector is introduced or if existing restrictions are increased.

As the domestic Indian market constitutes the major source of our revenue, the downturn in the rate of economic growth in India or other countries due to the unprecedented and challenging global market and economic conditions, or any other such downturn for any other reason, will be detrimental to our results of operations

In fiscal year 2018, approximately 57.9% of our revenue was derived from commodities that we sold to customers in India. The performance and growth of our business are necessarily dependent on the health of the overall Indian economy. Any downturn in the rate of economic growth in India, whether due to political instability or regional conflicts, economic slowdown elsewhere in the world or otherwise, may have a material adverse effect on demand for the commodities we produce. The Indian economy is also largely driven by the performance of the agriculture sector, which depends on the quality of the monsoon, which is difficult to predict. In the past, economic slowdowns have harmed manufacturing industries, including companies engaged in the copper, zinc, aluminium and power sectors, as well as the customers of manufacturing industries. Any future slowdown in the Indian economy could have a material adverse effect on the demand for the commodities we produce and, as a result, on our business, financial condition and results of operations.

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

Currency fluctuations among the Indian Rupee, the US dollar and other currencies could have a material adverse effect on our results of operations

Although substantially all of our revenue is tied to commodity prices that are typically priced by reference to the US dollar, most of our expenses are incurred and paid in Indian Rupees and, to a lesser extent, Australian dollars, Euros, Namibian dollars and South African Rands. In addition, in fiscal year 2018, 42.1% of our revenue was derived from commodities that we sold to customers outside India. The exchange rates between the Indian Rupee and the US dollar and between other currencies and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. See “Item 10. Additional Information—D. Exchange Controls”. Our results of operations or financial condition could be adversely affected if the US dollar depreciates against the Indian Rupee or other currencies. We seek to mitigate the impact of short-term movements in currency on our businesses by hedging our short-term exposures progressively based on their maturity. However, large or prolonged movements in exchange rates may have a material adverse effect on our business, financial condition and results of operations.

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

Stringent labor laws in India may adversely affect our profitability

India has stringent labor legislation that protects the interests of workers, including legislation that sets forth detailed procedures for dispute resolution and employee compensation for injury or death sustained in the course of employment, and imposes financial obligations on employers upon employee layoffs. This makes it difficult for us to maintain flexible human resource policies, discharge employees or downsize, which may adversely affect our business, financial condition and results of operations.

Political, economic and social risks associated with investments in countries other than India could have an adverse effect on our business

In addition to operating in India, we currently operate in various other jurisdictions including South Africa, Namibia, U.A.E., Ireland, Australia, Japan, South Korea, Taiwan and Liberia. Certain of these countries are subject to political, economic and social developments that may, individually or in combination, create risks for investors that may be more difficult to predict or measure than would be the case in certain developed economies. Any political instability could have an adverse impact on the economy as a whole. Political disruptions and civil unrest that may occur in any of these countries could potentially have an adverse effect on exports and, consequently, on our business, financial condition and results of operations. For example, the Ebola epidemic in Liberia resulted in stoppage of drilling, exploration work for iron ore during fiscal year 2015. We evacuated staff in Liberia owing to the Ebola risk in 2015. In consideration of the suspension of exploration in Liberia, low iron ore prices, geo-political factors and no plans for any substantive expenditure resulting in continued uncertainty in the project, an impairment charge of US $ 228 million had been recognised, in fiscal year 2016.

Further, the orders of mining suspension were withdrawn by the state government in 2015 and operations were recommenced in January 2015. The Supreme Court passed its final order in the matter on February 7, 2018 wherein it set aside the second renewal of the mining leases granted by the State of Goa. The Supreme Court directed all lease holders operating under a second renewal to stop all mining operations with effect from March 16, 2018 until fresh mining leases (not fresh renewals or other renewals) and fresh environmental clearances are granted under the Mines and Minerals (Development and Regulation) (MMDR) Act. Our mines in the State of Goa were impacted consequent to the judgement of the Supreme Court.

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

As of March 31, 2018, we had 3,717,504,871 equity shares outstanding, including 248,424,696 equity shares represented by 62,106,174 ADSs. All our 3,717,196,639 outstanding equity shares are freely tradable on the NSE and BSE, pending allotment and listing of 3,08,232 equity shares as they are under dispute. Furthermore, Vedanta, through Twin Star and other investment companies, continued to have effective control over 1,863,458,132 of our total outstanding equity shares (including equity shares representing ADSs), which represented 50.1% of our outstanding share capital as of July 20, 2018.

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

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to US Holders

Based on the market prices of our equity shares and ADSs and the composition of our income and assets, including goodwill, although not clear, we do not believe we were a PFIC for United States federal income tax purposes for our taxable year ended March 31, 2018. However, the application of the PFIC rules is subject to uncertainty in several respects and, therefore, the US Internal Revenue Service may assert that, contrary to our belief, we were a PFIC for such taxable year. Moreover, although the asset test (defined below) is required to be calculated based on the fair market value of our assets, we did not do a valuation of our assets and our belief that we were not a PFIC for our taxable year ended March 31, 2018 is, in part, based on the book value of our assets. A non-United States corporation will be considered a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the total value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets, including cash, that produce or are held for the production of passive income, or passive assets. In addition, a separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the aggregate value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and equity shares, fluctuations in the market price of the ADSs and equity shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. Accordingly, we cannot assure you that we will not be a PFIC for the taxable year that will end on March 31, 2018 or any future taxable year. If we were a PFIC for any taxable year during which a US Holder (as defined under “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) holds an ADS or an equity share, certain adverse United States federal income tax consequences could apply to the US Holder. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

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

Our equity shares are beneficially held by the Twin Star, Finsider, Westglobe and Welter Trading, which are in turn wholly-owned subsidiaries of Vedanta. Twin Star, Finsider, Westglobe and Welter Trading held 37.11%, 10.80%, 1.19%, 1.03%, respectively, of our share capital as of March 31, 2018.

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

In 2007, Vedanta Resources, through its subsidiaries, acquired 51.0% of Sesa Goa Limited from Mitsui Co. Ltd. which was subsequently increased to 55.13% by fiscal year 2013. Sesa Goa was incorporated as a private company under the laws of India in Panaji, state of Goa, India on June 25, 1965 as Sesa Goa Private Limited. It became a public limited company following a public offering of its shares in 1981. On December 8, 2011, Sesa Goa along with its subsidiary Sesa Resources Limited, completed the acquisition of 20.1% of the equity share capital of Vedanta Limited - oil and gas business. Prior to the Cairn India Merger with the Company, Vedanta had a total ownership interest of 59.89% in Vedanta Limited (including equity interests held through its other subsidiary, TMHL).

On February 25, 2012, Vedanta announced an all-share merger of Sesa Goa and SIIL to create Sesa Sterlite and to give effect to the consolidation and simplification of Vedanta’s corporate structure through two series of transactions (together the “Re-organization Transactions” consisting of the “Amalgamation and Re-organization Scheme” and the “Cairn India Consolidation”).

Pursuant to the share purchase agreement dated February 25, 2012 between BFL, a wholly owned subsidiary of Sesa Goa and VRHL, BFL acquired 38.68% shareholding in Vedanta Limited - oil and gas business and an associated debt of $ 5,998 million by way of acquisition of TEHL, for a nominal cash consideration of $ 1 (“Cairn India Consolidation”).

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

On August 19, 2013, Sesa Goa furnished to the Securities and Exchange Commission (“SEC”) a notice, as required under Rule 12g-3(f) under the Securities Exchange Act of 1934, as amended (“Exchange Act”) which provided that Sesa Goa was the successor issuer to SIIL under the Exchange Act. The Re-organization Transactions were made effective in the month of August 2013. In accordance with the Re-organization Transactions:

i.	SIIL merged with and into Sesa Goa through the issue of Sesa Goa shares to SIIL shareholders (other than MALCO) on a 3 for 5 basis resulting in the issue of 1,944,874,125 Sesa Goa shares to SIIL shareholders. The holders of SIIL ADSs received 3 Sesa Goa ADSs for every 5 existing SIIL ADSs. The outstanding convertible bonds of SIIL have become convertible bonds of Sesa Goa with equivalent rights and obligations;

ii.	MALCO’s power business was sold to Vedanta Aluminium for cash consideration of ₹ 1,500 million;

iii.	MALCO merged with and into Sesa Goa through the issue of Sesa Goa shares to the shareholders of MALCO on a 7 for 10 basis, resulting in the issue of 78,724,989 Sesa Goa shares to the shareholders of MALCO and therefore MALCO’s holding in SIIL was cancelled;

iv.	Sterlite Energy merged with and into Sesa Goa for no consideration;

v.	Vedanta Aluminium’s aluminium business merged with and into Sesa Goa for no consideration; and

vi.	Through a separate but concurrent amalgamation under Indian and Mauritian law, Ekaterina Limited, a Mauritian company and a wholly owned subsidiary of Vedanta which held Vedanta’s 70.5% ownership interest in Vedanta Aluminium, merged with and into Sesa Goa. SIIL held the remaining 29.5% of the shares of Vedanta Aluminium and upon this concurrent amalgamation scheme becoming effective, Vedanta Aluminium became a wholly-owned subsidiary of Sesa Sterlite.

Further, the notice provided that the equity shares of Sesa Goa with a par value of ₹ 1 each, would be traded in the United States in the form of ADSs, where each ADS would represent four equity shares of Sesa Goa and such ADSs would be deemed to be registered under Section 12(b) of the Exchange Act by operation of Rule 12g-3(a) under the Exchange Act. The ADSs of Sesa Goa were registered for trading on the NYSE on September 13, 2013. On September 23, 2013, Sesa Goa submitted to the SEC that the name of Sesa Goa Limited was changed to Sesa Sterlite Limited following the approval from the Registrar of Companies, state of Goa on September 18, 2013 Subsequent to the effectiveness of the Re-organization Transactions, a special leave petition challenging the orders of the High Court of Bombay at Goa was filed by the Commissioner of Income Tax, Goa and the Ministry of Corporate Affairs at the Supreme Court of India. Further, a creditor and a shareholder have challenged the Amalgamation and Re-organization Scheme in the High Court of Madras. These petitions are pending for hearing and admission.

With effect from August 26, 2013, TEHL, TMHL and Vedanta Limited - oil and gas business (including all of its subsidiaries) became subsidiaries of Sesa Goa pursuant to the Cairn India Consolidation. As a result, Sesa Sterlite held 58.76% of the total shareholding of Cairn as of August 26, 2013. As of March 31, 2016, Vedanta Limited held 59.89% of the total shareholding of Vedanta Limited - oil and gas business. During fiscal year 2015, Goa Energy Limited and Sterlite Infra Limited, wholly owned subsidiaries, merged with the Vedanta Limited. The High Court of Bombay had approved the scheme of amalgamation of the Goa Energy Limited on March 12, 2015 and the High Court of Madras had approved the Scheme of Amalgamation of Sterlite Infra Limited on March 25, 2015.

On April 22, 2015, Sesa Sterlite Limited submitted to the SEC regarding the name change to Vedanta Limited following the approval from the Registrar of Companies, Goa on April 21, 2015.

On June 14, 2015, the Company announced the merger of Vedanta Limited - oil and gas business with the Company by way of a Scheme of Arrangement (the “Cairn India Merger”). Thereafter on July 22, 2016, the Company and Vedanta Limited - oil and gas business announced the revised terms to the Cairn India Merger. The National Company Law Tribunal, Mumbai Bench approved the Cairn India Merger and their respective shareholders and creditors on March 23, 2017. Thereafter, the board of directors of the Company made the Cairn India Merger operative on April 11, 2017. As per the revised terms of the Cairn India Merger, the Company issued one equity share of face value ₹ 1 each and four 7.5% Redeemable Preference Shares in the Company with a face value of ₹ 10 each to the non-controlling shareholders of Vedanta Limited - oil and gas business for each equity share held. No shares were issued to the Company or any of its subsidiaries for their shareholding in Vedanta Limited - oil and gas business. The Company continues to be listed on the BSE and NSE, with ADSs listed on the NYSE.

Vedanta Limited - oil and gas business shareholders who became the shareholders of Vedanta Limited, also received an interim dividend of ₹ 17.70 per equity share as approved by the board of the Company on March 30, 2017.

On December 28, 2017, Vedanta Limited acquired 51.6% equity shares in ASI, a Japanese manufacturer of LCD glass substrate for a cash consideration of ₹ 1 million ($ 0 million) and acquired debts for ₹ 9,640 million ($ 148 million). Additionally, a loan of ₹ 460 million ($ 7 million) was extended to ASI in fiscal year 2018.

Vedanta Limited was declared successful resolution applicant by the committee of creditors on March 31, 2018. Later in an appeal, the National Company Law Appellate Tribunal (NCLAT) through its order dated May 30, 2018, allowed us to acquire ESL by depositing the upfront payment subject to the final order allowing that parties may act as per the approved resolution plan and clarified that in case the appeal is ruled against us, then the money shall be refunded. The cash consideration of ₹ 53,200 million has been deposited in an escrow account and we have obtained control of ESL management and hold 90% of the paid up share capital of ESL.

During fiscal year 2018, we have initiated the liquidation of TEHL, TMHL and SSMHL as part of internal restructuring.

B. Business Overview

OUR INDUSTRY

Unless otherwise indicated, all data relating to the zinc industry contained in this Annual Report is primarily derived from Wood Mackenzie, CRISIL and Bloomberg. Unless otherwise indicated, all data relating to the copper industries contained in this Annual Report is primarily derived from Wood Mackenzie. Unless otherwise indicated, all data relating to the aluminum industry contained in this Annual Report is primarily derived from CRU Aluminum Market Outlook (“CRU”). Unless otherwise indicated, all data relating to the oil and gas industry contained herein is primarily derived from World Energy Outlook, 2018 and the US Energy Information Administration. Unless otherwise indicated, all data relating to the iron ore industry contained herein is primarily derived from the World Steel Association and Resources and Energy Quarterly

Unless otherwise indicated, all financial and statistical data relating to the power industry in India in the following discussion is derived from the research presentations of India Brand Equity Foundation and Central Electricity Authority. The data may have been re-classified for the purpose of presentation.

Unless otherwise stated, the years mentioned in this disclosure contained herein are calendar years.

Market Review

Global economy and commodity markets

The global economy strengthened in 2017, registering a 3.8% growth according to the International Monetary Fund (IMF) and World Economic Outlook (WEO) April 2018. There was 0.5% increase in 2017 over the previous year and the fastest growth rate since 2011. This global uptick was driven by resilient growth in advanced economies combined with a continued pick-up in growth in emerging markets. Key drivers included an increase in investment spend, supported by an improved outlook and a rise in private consumption.

China’s economy grew at 6.9% in 2017, defying expectations of a slowdown, due to strong global demand and sustained state infrastructure spending. While the IMF expects a softening in growth in 2018, China will continue to play a key role in global metals markets given that it accounts for more than 50% of world metal consumption.

Commodity prices strengthened in 2017 and this continued through first half of 2018. Both demand and supply factors supported the broad-based price increases. The acceleration in global growth led to an increase in demand for commodities, while supply rationalization due to Chinese production cuts supported stronger commodity prices. Key risks to commodities in the short-term include enactment of additional tariffs, production cuts and sanctions.

Opportunities for Vedanta Limited

Global Growth

Global growth is expected to strengthen to 3.9% in both 2018 and 2019, a 0.2% upgrade for both years compared to the IMF’s October 2017 forecast. While growth prospects for advanced economies are likely to remain somewhat subdued going forward, growth in emerging markets and developing economies is expected to continue to increase, from 4.8% in 2017 to 4.9% in 2018, and 5.1% in 2019.

This global growth will lead to higher demand for metals and oil. Vedanta Limited’s diversified portfolio and attractive basket of commodities positions us well to take advantage of this projected uplift.

Tight Mine Supply

Market balance for certain commodities, in particular zinc and copper, is expected to remain tight due to limited investments in new projects, mine closures and higher than expected levels of demand.

Vedanta Limited is well-positioned to take advantage of these supply and demand factors, given the ramp-ups across businesses and the various growth projects underway.

Indian economy

India is a key market for Vedanta Limited and one which we believe has huge growth potential. According to IMF, the Indian economy grew 6.7% in 2017, accelerating from a relatively slower growth in the first half of the year due to the transitory effects of the currency exchange initiative.

A number of major reforms were undertaken in 2017. On July 1, 2017, India launched its biggest tax reform, the Goods and Services Tax (GST). The implementation of GST will help reduce internal barriers to trade and increase efficiency and tax compliance. GST eliminates cascading of taxes and encourages ‘Make in India’, thus driving growth momentum. In a separate reform, major stressed assets were marked for resolution under the Insolvency and Bankruptcy Code 2016, to ensure a time-bound insolvency resolution, helping corporates clean balance sheets and reduce debt.

These policy measures have improved external confidence in the Indian economy and are set to provide a boost to economic growth. More importantly, they have enabled India to jump 30 places in the World Bank’s ease of doing business rankings and resulted in the first upgrade in its sovereign debt ratings for 14 years to ‘Baa2’ from ‘Baa3’.

Opportunities for Vedanta Limited

An India-focused growth agenda

India is now projected to grow by 7.4% in 2018 and 7.8% in 2019, maintaining its status as one of the fastest-growing major economies in the world, according to the IMF’s WEO of April 2018. In the medium-term, growth is expected to rise gradually as structural reforms continue to be implemented, raising productivity and incentivizing private investment. An amended Mines and Mineral Development and Regulation Act (“MMDRA”) in 2015 has clarified on the licensing arrangements around mining. Key regulatory reforms around opening commercial coal mining to the private sector and the launch of Open Acreage Licensing Policy (“OALP”) in the oil and gas sector to improve exploration are some of steps in the past year towards creating a more favorable mining environment.

Positive demographic factors such as an increasing workforce and urbanization are driving a greater need for infrastructure development. The GoI continues to invest in the infrastructure sector, having increased its spending in the Union Budget 2019. In September 2017, the GoI launched ‘Saubhagya’, a new scheme to ensure electrification of all remaining willing households in the country. In October 2017, the GoI launched ‘Bharatmala’, a new program to optimize efficiency of road traffic by bridging critical infrastructure gaps. Initiatives like these would be a major driver for economic growth.

Looking ahead, we expect to see a continued focus on and further investments in the infrastructure, transportation and power sectors. We also anticipate changes in government policy to incentivize domestic metal and energy production, and to reduce dependence on imports. These initiatives will lead to an increasing demand for domestically produced metals.

Vedanta Limited, as the only diversified natural resources company in India, is uniquely positioned to leverage India’s growth potential by catering to that demand. With such a vast domestic market, everything we produce in India, we aim to sell in India.

Zinc

Supply-side will hold the key

Zinc was one of the leading performers on LME in 2017, with prices increasing 38.0%. The year was marked by a sharp decline in finished goods stocks, which fell to a record low that were the equivalent of around six days of global consumption in 2017 and reduced zinc supply from China for most of the year. The combination of scheduled mine closures, strategic production cuts and the impact of environmental inspections in China depleted global stocks of zinc concentrate. The consequent constraints on refined production ensured that the rally in zinc prices that started in 2016 was sustained in 2017.

Mine supply is expected to increase in 2018 as projects including the Century Tailings project, Glencore’s Lady Loretta, Mineral Metal Group’s Dugald River and Vedanta Limited’s Gamsberg mines, are expected to add approximately 400-500kt of refined zinc this year, totaling about 13.7 million tons. However, zinc market fundamentals remain robust with global zinc consumption expected to grow by 2.5% to 14.8 million tons in 2018. This implies that the concentrate market will remain tight and refined metal stocks could further reduce significantly.

Products and customers

Vedanta Limited is the largest zinc producer in India, with a 78.0% market share in fiscal year 2018. Approximately 68.0% to 75.0% of the refined zinc produced is sold in the Indian market, primarily to steel companies, with the rest being exported to countries in Asia and the Middle East. Over 70.0% of Indian zinc consumption is used for galvanizing steel, predominantly in the construction and infrastructure sectors. We also produce zinc for use in die-casting alloys, brass and oxides and chemicals. Vedanta Limited’s Zinc International operations comprise Namzinc (Proprietary) Ltd in Namibia, which is the largest integrated zinc producer in Africa, as well as BMM in South Africa. Namzinc (Proprietary) Ltd produces refined zinc which is sold within Africa and exported to Europe and China, while concentrate from BMM is exported to traders and refiners internationally.

Market drivers and opportunities

There was a healthy increase in zinc consumption in the three major consuming regions namely Asia, Europe and North America in 2017. Demand growth in China from the real estate and automotive sectors, and the ‘One Belt One Road’ initiatives, was partly offset by the impact of pollution control measures.

Europe recorded a surprising revival in growth in industrial activity in Germany and France, driven by an uptick in domestic consumption along with a major push for technology and engineering product exports. With falling unemployment, rising federal rates and changing trade policies in the US, we are already witnessing higher consumption, along with fresh investments targeted at promoting exports.

In India, zinc consumption in the near-term will benefit from the ongoing restructuring of the steel industry and adherence to newly established IS277 coating standards. The alloys and die casting sector also witnessed robust growth, led by zinc-magnesium alloys. Demand from the automotive sector remains robust due to the rising penetration of galvanized steel in domestic cars.

Over the next five years, zinc demand in India will be a beneficiary of higher construction spending, which is expected to increase at around 10.0% compounded annual growth rate (“CAGR”) with projects under the metro rail, Smart Cities Mission and Swachh Bharat (Clean India) driving investments in urban infrastructure.

African zinc consumption is also significantly driven by the galvanizing industry, with end-use in the mining and construction sectors, and this represents a key market for us.

Production ramp-up at Zinc India and the Gamsberg project will enable us to benefit from the rising demand globally, particularly in India and Africa.

Oil and gas

Boosting Indian oil and gas production will drive future growth

High global demand and curtailed production by members of the Organization of the Petroleum Exporting Countries (“OPEC”), supported crude oil price increase in 2017, outweighing relatively high US crude oil production. As a result, crude oil prices ended in 2017 at US$ 65 per bbl, the highest level since 2015.

Both OPEC and non-OPEC countries have agreed to continue limiting output until the end of 2018. With the US pulling out of the Iran nuclear deal and triggering renewed sanctions on a key oil producing country, oil prices reached levels above $ 75 per bbl in May 2018.

Products and customers

Vedanta Limited’s operations produce crude oil, which is sold to hydrocarbon refineries, and natural gas which is used primarily by the fertilizer industry and power generation sector in India.

Market drivers and opportunities

US crude oil production continues to rise. The US Energy Information Administration (“EIA”) projects average US crude oil production of 10.8 million barrels per day in 2018 and 11.8 million barrels per day in 2019, surpassing the previous record of 9.6 million barrels per day set in 1970. Resilient US production will have an impact on oil prices going forward.

In India, 83.0% of oil consumption and 45.0% of gas consumption is met by imports. However, the GoI recognizes the need to boost domestic production to achieve greater energy security. To this end the GoI is targeting a 10.0% reduction in India’s imports of oil and gas by 2022 and have introduced a number of new policies aimed at attracting investment and boosting production.

In 2017, we saw the launch of OALP in the Indian oil and gas sector, giving companies the option to carve out their own exploration blocks without a formal bid round from the government and providing the opportunity for acreage acquisition for the first time in eight years. This process will help fast-track exploration and production in India.

India is under-explored, with only seven of the 26 sedimentary basins currently producing oil and gas. Further, reassessment of India’s resource base has highlighted an increase in India’s total hydrocarbon resources by close to 50.0%, providing significant growth opportunities.

Vedanta Limited, a strong believer in India’s resource potential has recently bid for all 55 blocks on offer in the first round of oil and gas auctions under the OALP.

As the largest private sector producer of crude oil in India, and with a strong track record and growth pipeline in exploration and development, Vedanta Limited is well positioned to benefit from the government’s desire to boost domestic production and to leverage India’s oil and gas resource potential.

Iron Ore

Growing steel consumption driving iron ore demand

Iron ore prices averaged $ 72 per dmt (62% Fe fines China CFR) in 2017, a rise of over 21.0% year on year, due to high steel margins and robust demand in China. Given high margins and low inventories, there is likely to be a growth in steel production and iron ore demand in the near-term.

The iron ore price is, however, expected to experience volatility in 2018, due to uncertainty regarding the lifting of winter production restrictions in China (which have been slow until now), the increase in low-cost supply from Australia and Brazil, and lower year on year demand growth from China. China’s steel production is sensitive to a range of economic, monetary and environmental policies, which could impact market dynamics and future iron ore prices.

Products and customers

Vedanta Limited was India’s largest private sector exporter of iron ore in fiscal year 2018. Iron ore is a key ingredient in steel production, which ultimately serves the construction, infrastructure and automotive sectors. In fiscal year 2018, approximately 53.0% of Vedanta Limited’s production, from Karnataka and Goa, was sold domestically to Indian steel producers and 47.0%, comprising low grade ore from Goa, was exported, primarily to Chinese steel mills.

Market drivers and opportunities

The pace of global steel production is forecast to slow in 2018 and 2019, as the supply cuts resulting from stringent environmental regulations in China outweigh a pick-up in growth elsewhere in the world.

In the short-term, globally, steel demand is projected to grow by 1.6% by 2019, while Indian steel demand is projected to grow by 6.6% to reach 115 million tons in 2019, driven by investment in infrastructure and construction. India is one of the lowest per capita steel consumers globally and produces only 10.0% of China’s steel production. However, India is on track to become the second largest steel producing country over the next two years, surpassing Japan. The ongoing restructuring and consolidation of the steel industry in India is expected to further support the growth of demand going forward. However, mining at Vedanta Limited’s Goa operations has ceased, effective from March 16, 2018 pursuant to the Supreme Court order dated February 7, 2018. Further we continue to engage with the Government to provide clarity around restarting the mining operations at Goa. Until its resumption, our ability to capitalize on the global demand remains muted.

This growth in Indian steel production represents an opportunity for us to grow our domestic iron ore sales. Vedanta Limited’s mining allocation at Karnataka has been recently increased to 4.5 million tons (from 2.3 million tons previously).

Copper

Consumption in India and China is fueling demand

Refined copper consumption grew by 2.1% in 2017, while demand in China, the largest consumer of copper, grew by 3.2%. Copper prices firmed up on the prospects of the US’s infrastructure plans and increased demand in China for appliances and consumer goods. In India, the refined copper market experienced some volatility during the year but is expected to continue growing on par with growth in the Indian economy.

On the supply side, after five consecutive years of growth, 2017 did not see any significant changes in supply. However, disruptions to production at Escondida, Cerro Verde and Grasberg, and further environmental cutbacks at smaller Chinese mines, led to 995kt of identified supply disruptions in 2017.

Products and customers

Refined copper is predominantly used in manufacturing cables, transformers and motors as well as castings and alloy-based products.

Vedanta Limited, with its 400 kt per annum custom smelter in Southern India, is the market leader in India with a market share for refined copper of approximately 33.0% as per International Copper Association (India). Copper business’s exports accounted for 49.0% of overall sales in fiscal year 2018 and were primarily to China and South East Asia.

Market drivers and opportunities for Vedanta Limited

Vedanta Limited expects to see continued demand growth in India and China in the coming years, driven by population growth, urbanization, the rise of the middle class and supported by government measures and initiatives. Additionally, demand for copper products feeding the electronics and automotive industries will support solid growth in the short to medium term in Japan, South Korea, and Taiwan.

Currently the copper plant operations at Tuticorin are suspended post the state government order on permanent closure of the plant. The Company is taking all the necessary steps to restart its operations.

Further, the increase in economic activity across the African continent, supported by governments’ desire to attract investments to the region, provides an opportunity to tap regional metal consumption growth. On the supply side, there is the potential for further industrial action at Latin American mines during 2018 as labor contracts are negotiated at Chilean and Peruvian copper mines, possibly leading to a fall in production.

Aluminium

Construction and transportation segments continue to drive demand

Aluminium demand excluding China grew by 4.0% year on year in 2017, while Chinese demand grew by 6.0% supported by the strong economic growth across most of the world economies.

The year 2017 turned out to be good for aluminium prices as a late year rally lifted prices by 33.0%, up $ 558 per ton from January 2017 levels and the second largest annual price increase this century. Aluminium LME prices rose by 21.0% compared to fiscal year 2017 owing to increases in raw material prices, expectations around supply reform in China and the implementation of trade tariffs in the US.

Products and customers

Vedanta Limited has the largest integrated smelter in India, with 2.3 mtpa proposed capacity, and is the market leader in primary aluminium with 40.0% market share. The product range includes ingots, primary foundry alloys, wire rods, billets and rolled products.

In fiscal year 2018, 40.0% of our sales were to the Indian market, specifically for use in the construction, electrical and transportation industries where government policies aimed at providing affordable housing were a significant driver of demand growth. International sales to our established customer base in other key Asian, European and American markets grew by 64.0 % to approximately 1 million tons, compared to fiscal year 2017.

Market drivers and opportunities

Globally, aluminium demand is forecasted to increase by 4.0% in 2018, driven primarily by ongoing demand in the construction and transportation segments. The advent of electric vehicles will further start to provide a new demand stream. In India, initiatives to increase investment and develop infrastructure continue to drive demand. India is also the world’s largest electrical applications market for aluminium and the electrification programmes driven by the government will drive the growth in aluminium consumption by 7.0% next year. The next wave of light weighting in the Indian railways combined with the ‘Make in India’ campaign will herald new growth opportunities for new investments in the aluminium downstream. Uncertainty from trade wars and geo-political events including sanctions on Russia have the potential to impact the aluminium and alumina markets globally.

Vedanta Limited continues to ramp up its Jharsuguda smelter and grow its production in order to take advantage of these opportunities. Vedanta Limited’s wire rod facility, which is the largest in the world is positioned to leverage the aluminium demand from electrification trends.

Power

Growth in Indian demand is driving capacity increases

Vedanta Limited operates a nine GW diversified power portfolio in India consisting of 96.0% thermal power and 4.0% from renewable energy sources.

India has the fifth largest power generation capacity in the world. Between fiscal year 2010 to 2017, electricity production grew at a CAGR of 7.0%, driven by government initiatives and schemes to increase electrification across rural India. A target to connect 18,452 villages to the power grid was achieved in April 2018.

Products and customers

Out of Vedanta Limited’s power portfolio, 40.0% is used for commercial power while 60.0% is for captive use. 92.0% of the power generated for commercial purposes is backed by long-term power purchase agreements with local Indian distribution companies.

Market drivers and opportunities

Demand for power in India is expected to grow rapidly from 1,160.1 TWh in fiscal year 2016 to 1,894.7 TWh by fiscal year 2022, primarily driven by the expansion in industrial activity, a growing population and increasing electricity penetration. The government has also been supportive of growth in the power sector, de-licensing the electrical machinery industry and allowing 100% foreign direct investment. In February 2018 the GoI permitted commercial mining for thermal coal, which will improve India’s self-sufficiency and reduce coal and logistics costs.

As of February 2018, India had total installed capacity of 334 GW, of which thermal constituted 220 GW, nuclear 6.8 GW, hydro 45 GW and renewables 63 GW. Total captive power installed capacity stood at 41GW.

India currently has a power deficit and is targeting an additional total of 100 GW under the GoI’s 13th Five Year Plan (fiscal year 2017-fiscal year 2022). The target for renewable energy has also been increased to 175 GW by 2022. Vedanta Limited’s power portfolio is well positioned to capitalize on India’s growing demand for power.

OUR BUSINESS

Overview

We are a globally diversified natural resources company with low cost operations. Our business is principally located in India. We have operations in India, South Africa, Namibia, U.A.E., Ireland, Australia, Japan, South Korea, Taiwan and Liberia and have over 18,000 employees worldwide. We are primarily engaged in zinc, oil and gas, iron ore, copper, aluminium and commercial power generation businesses and are also developing and operating port operation businesses and infrastructure assets. We have experienced significant growth in recent years through our various expansion projects for our copper, zinc and aluminium businesses and through acquisition of the zinc international and oil and gas businesses. We believe our experience in operating and expanding our businesses in India will allow us to capitalize on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations and large and inexpensive labor and talent pools. We believe we are also well-positioned to take advantage of the significant growth in industrial production and investments in infrastructure in India, China, Southeast Asia and the Middle East, which we expect will continue to generate strong demand for metals, oil and gas and power.

We are the leading and only integrated zinc producer with a 78.0% market share by sales volume of the Indian zinc market in fiscal year 2018, according to the ILZDA, and one of the three primary producers of aluminium with a 40% primary market share by production volume in India in fiscal year 2018, according to the Aluminium Association of India. Together with our joint operation partners, we account for approximately 25% of India’s domestic crude oil production as of March 31, 2018, according to the provisional data published by Petroleum Planning and Analysis Cell of MoPNG. We are one of the two custom copper smelters in India with a 33.0% primary market share by sales volume in fiscal year 2018, according to the International Copper Association (India).

Zinc Business

Our fully-integrated Zinc India business is owned and operated by HZL. In 2018, HZL was one of the top four mining companies based on production volumes and in the lowest cost decile in terms of all zinc mining operations worldwide, according to Wood Mackenzie. In addition, HZL’s Rampura Agucha mine was the second largest zinc mine in the world on a production basis and its Chanderiya hydrometallurgical zinc smelter was the third largest smelter in the world on a production basis worldwide in 2018, according to Wood Mackenzie. We have a 64.9% ownership interest in HZL, with the remainder owned by the GoI (29.5%) and institutional and public shareholders (5.6%). We have exercised the second call option to acquire the GoI’s remaining ownership interest in HZL although the exercise is currently subject to dispute. HZL’s operations include five lead-zinc mines, one rock phosphate mine, four hydrometallurgical zinc smelters, two lead smelters, one pyrometallurgical lead-zinc smelter, eight sulphuric acid plants, six captive power plants in northwest India, refining and processing facilities for zinc at Haridwar and processing and refining facilities for zinc and lead, as well as a silver refinery at Pantnagar, both located in the state of Uttarakhand in northern India. HZL’s mines supply almost all of its concentrate requirements and HZL also exports surplus zinc and lead concentrates. The silver refinery of HZL has been added to the London Bullion Market Association’s (LBMA) good delivery list for silver with effect from April 16, 2018. HZL is India’s third refiner to be listed on LBMA. LBMA lists those refineries whose gold and silver bars have found, when originally tested, to meet the required standard for acceptability in the London bullion market.

Our Zinc International business comprises (i) 100% stake in Skorpion, which owns the Skorpion mine and refinery in Namibia and (ii) 74% stake in Black Mountain Mining, which owns the Black Mountain mine and the Gamsberg project in South Africa.

Oil and Gas Business

Pursuant to the Cairn India Merger which became effective on April 11, 2017, Cairn India Limited (now Vedanta Limited - oil and gas business) was merged with Vedanta Limited. Our oil and gas business was previously owned and operated by Cairn India Limited. We are a significant contributor to India’s domestic crude oil production, contributing approximately 25% of the country’s production according to provisional data published by Petroleum Planning and Analysis Cell of MoPNG as of March 31, 2018. We have a diversified asset base with six production and exploration blocks.

Iron Ore Business

We are engaged in the exploration, mining and processing of iron ore. In India, we owned or had the rights to reserves consisting of 45.9 million tons of iron ore at an average grade of 54.1%, as of March 31, 2018. In addition, we manufacture pig iron and metallurgical coke, and also operate two waste heat recovery plants of 30 MW each in Goa.

Our mining operations are carried out in the states of Goa and Karnataka, both of which became subject to suspension of mining activities due to alleged environmental and other violations by miners, which has adversely impacted our production of iron ore since August 2011. The suspension was imposed by the state government of Goa and this suspension was upheld by the Supreme Court of India on the mining activities in the state of Goa from September 2012 to April 2014 and a suspension imposed by the state government of Karnataka until April 2013. Although we resumed operations in Karnataka after receiving the stage I forest clearance from the state government of Karnataka and a temporary working permission from the Ministry of Environment and Forests (“MoEF”), the temporary working permission expired on July 31, 2014. Karnataka operations were halted for the period from August 1, 2014 to February 27, 2015. We resumed operations in Karnataka after all statutory clearances were in place from February 28, 2015. Following the Supreme Court of India’s order in April 2014, High Court of Bombay at Goa in August 2014 has pronounced the order to renew mining leases in Goa. The MoEF and the state government have also revoked their suspension orders subject to limits imposed by the Supreme Court, for renewal of the leases and consent to operate from the Government of Goa. In August 2015, our mining operations resumed in our principal mines after completion of necessary statutory formalities and fulfillment of conditions annexed by Supreme Court and the state government of Goa. The Supreme Court passed its final order in the matter on February 7, 2018 wherein it set aside the second renewal of the mining leases granted by the state of Goa. The Supreme Court directed all lease holders operating under a second renewal to stop all mining operations with effect from March 16, 2018 until fresh mining leases (not fresh renewals or other renewals) and fresh environmental clearances are granted under the Mines and Minerals (Development and Regulation) (“MMDR”) Act. Our mines in the state of Goa were impacted consequent to the judgement of the Supreme Court.

We had also acquired the WCL iron ore project in Liberia, which is at the exploration stage, comprising Bomi hills, Bea Mountain and Mano river deposits.

Copper Business

Our copper business is principally one of custom smelters. Our assets include a smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and three captive power plants at Tuticorin in Southern India, a refinery and two copper rod plants in Western India, a precious metal refinery that produces gold and silver, a doré anode plant and a copper rod plant at Fujairah in the UAE. According to Wood Mackenzie, our Tuticorin smelter was one of the world’s top ten, in terms of production volumes in fiscal year 2018. We own the Mt. Lyell copper mine in Tasmania, Australia. The operation of Mt Lyell mine was suspended in January 2014, following a mud slide incident. Subsequently, the operations at Mt. Lyell copper mine has been placed under care and maintenance since July 9, 2014 following a rock falling on the ventilation shaft in June 2014.

The Government of Tamil Nadu has issued orders dated May 28, 2018 with a direction to permanently seal the existing copper smelter plant unit at Tuticorin. The Company has filed an appeal before National Green Tribunal, Principal Bench challenging the closure order for sealing of the existing plant. Separately, SIPCOT vide its letter dated May 29, 2018, cancelled 342.22 acres of the land allotted to us for the proposed Expansion Project. Further the TNPCB issued orders on June 7, 2018 directing the withdrawal of the Consent to Establish, which was valid till December 31, 2022.

Aluminium Business

Our aluminium business is based out of Chhattisgarh and Odisha. We operate the business in Chhattisgarh through BALCO, in which we have a 51.0% ownership interest, with the remainder owned by the GoI. BALCO, one of the four primary producers of aluminium in India, had a 22 % primary market share by production volume in India in fiscal year 2018 according to Aluminium Association of India. We have exercised our option to acquire the GoI’s remaining 49.0% ownership interest, although the exercise is currently subject to dispute. BALCO’s operations include two bauxite mines, 1410 MW power plants, a 245,000 tpa aluminium smelter and refining, smelting and fabrication facilities in Central India. BALCO’s operations benefit from relatively cost effective access to power, the most significant cost component in aluminium smelting due to the power-intensive nature of the process. This is to a considerable extent due to BALCO being an energy-integrated aluminium producer. BALCO has also set up a 325,000 tpa aluminium smelter, 84 pots of which commenced commercial production in September 2014. An additional 84 pots commenced commercial production on August 1, 2016 and the remaining 168 pots commenced commercial production on May 1, 2017.

Pursuant to re-auctioning of coal mines as per Coal Mines (Special Provisions), 2014, (now the “Coal Mines (Special Provisions) Act, 2015”) conducted by the GoI in February 2015, BALCO was successful in securing one coal mine, namely the Chotia coal block.

Our aluminium operations in Odisha were earlier operated through Vedanta Aluminium Limited, which is now merged with Vedanta Limited pursuant to the Re-organization Transactions. The operations include 2.0 million tpa alumina refinery at Lanjigarh with associated 90 MW coal based captive power plant, 0.5 million tpa aluminium smelter together with an associated 1215 MW and 1800 MW (three units of 600 MW) coal based captive power plants at Jharsuguda. The alumina refinery at Lanjigarh was commissioned in March 2010 and second stream was restarted in April 2016 increasing the alumina refinery’s total capacity to 1.4 million tpa. We also capitalized a debottlenecking project for an alumina refinery in March 2017 increasing the refinery’s total capacity to 2 million tpa. We are currently in the process of ramping up our 1.25 million tpa smelter facilities in Jharsuguda. 82 pots were commissioned during fiscal year 2015, out of which 80 pots were capitalized on December 1, 2015 and a further ramp up recommenced on April 1, 2016. A total of 424 pots and 336 pots were capitalized during fiscal year 2017 and 2018 respectively. As of March 31, 2018, 840 pots have been capitalized out of 1,322 pots.

Power Business

We operate multiple power plants across locations in India. Our power business comprises of a 600 MW thermal power plant in Odisha, IPP 600 MW thermal power plants in Chhattisgarh, 274 MW wind power plants across India, 106.5 MW thermal power plant in Tamil Nadu and a 1980 MW thermal power plant in Punjab. We operated the 600 MW thermal coal-based commercial power facility at Jharsuguda through Sterlite Energy, which is now merged with Vedanta Limited pursuant to the Re-organization Transactions. In September 2006, Sterlite Energy entered into a power purchase agreement with Grid Corporation of Odisha Limited, a nominee of the state government of Odisha (“GRIDCO”).

In July 2008, Sterlite Energy succeeded in an international bidding process and was awarded the project for the construction of a 1980 MW (comprising three units of 660 MW each) coal-based commercial thermal power plant at Talwandi Sabo in the State of Punjab in India. The power plant was set up through Vedanta Limited’s wholly owned subsidiary TSPL. The first 660 MW and second 660 MW unit of the Talwandi Sabo power plant were capitalized in fiscal years 2015 and 2016 respectively. The third 660 MW unit was capitalized on September 1, 2016 after the successful completion of trial runs. Our power business also includes 274 MW of wind power plants operated by HZL and 106.5 MW power plant at MALCO situated at Mettur Dam in southern India. The MALCO plant has been put under care and maintenance from May 26, 2017.

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

Strategy

Our strategic goal is to become one of the top diversified natural resources company in the world, and our strategy is based on the following five key pillars:

Delivering profitable production growth across the portfolio

We view strict cost management and increases in productivity as fundamental aspects of our day to day operations and continuously seek to improve efficiency. We were in the lowest cost decile in terms of cost of production in our zinc mining operations worldwide in fiscal year 2018, according to Wood Mackenzie, and we intend to continue to improve our production processes and methods and increase operational efficiencies to further reduce our costs of production in all our businesses. Our current initiatives include:

•	seeking improvements in operations to maximize throughput, mining and plant availability to achieve production increases at our existing facilities with minimum capital expenditures to optimize our asset utilization;

•	reducing logistics costs through various initiatives;

•	reducing energy costs and consumption, including through continued investment in advanced technologies to reduce power consumption in the refining and smelting processes and in captive power plants to provide the required power;

•	a strong development and exploration effort seeking to increase reserves, particularly in our zinc and oil and gas business;

•	building and managing our captive power plants to supply a majority of the power requirements of our operations;

•	gaining access to relatively large and inexpensive labor and talent pools in India;

•	increasing automation to reduce the manpower required for a given level of production volume;

•	continuing to improve recovery ratios such that more finished product is obtained from a given amount of raw material;

•	reducing purchase costs, including by entering into long-term contracts for raw materials, making investments in mining operations and optimizing the mix of raw material sourcing between long-term contracts and the commodities spot markets to address fluctuations in demand and supply;

•	to enhance environmental clearance limits in Karnataka, and ramp up to full capacity;

•	securing additional sources of coal through coal block allocations and coal linkages, which are long-term supply contracts for delivery of coal, for use in power plants;

•	seeking access to bauxite mines for our aluminium business in Odisha;

•	full capacity ramp up at the Jharsuguda-II;

•	seeking better utilization of by-products, including through adding additional processing capabilities to produce end-products from the by-products that can be sold at higher prices and help lower the cost of production of our core metals. For example, silver and sulphuric acid are by-products of zinc and lead. We are one of the leading silver producers of the world, according to Wood Mackenzie;

•	invest in a rich set of project portfolio comprising enhanced oil recovery projects, tight oil projects, tight gas projects and exploration prospects and project execution in partnership with global oil field service companies with a built-in risk and reward mechanism to derive incremental value from schedule and recoveries in oil and gas unit;

•	evaluating additional opportunities to expand the exploration portfolio through participation in open acreage licensing policy;

•	to deliver the Gamsberg project;

•	ramp up production volumes of silver;

•	to progress the brownfield expansion of underground mines of Rampura Agucha;

•	to execute growth projects at oil and gas business;

•	optimizing capex and prioritizing capital to high return, low risks project maximizing cash flows for providing the flexibility to invest further;

•	to integrate the operations of Avanstarte Inc acquired during the fiscal year 2018; and

•	to integrate the operations of Electrosteel Steels Limited.

Consolidation and simplification of the group structure

We are continuously seeking to increase our direct ownership of our underlying businesses to simplify and derive additional synergies and better align cash flows and debt as an integrated group by consolidating our corporate structure and integrating our operations. For example, during fiscal year 2017, we successfully completed our merger with Cairn India Limited (now Vedanta Limited - oil and gas business) and during fiscal year 2018, we have initiated the liquidation of TEHL, TMHL and SSMHL as part of an internal restructuring. See “Item 8. Financial Information — B. Significant Changes”.

We own majority ownership interests in BALCO and HZL and have offered to acquire the remaining shares of both BALCO and HZL from the GoI. As on date, these offers have not been accepted by the GoI and therefore there is no certainty that these acquisitions will proceed. See “— Options to Increase Interests in HZL and BALCO.”

Continuing to add reserves and resources for long-term value

Our acquisitions of HZL, BALCO, Sesa Resources Limited, Skorpion, Black Mountain Mining, Sterlite Energy, WCL and Cairn India Limited (now Vedanta Limited - oil and gas business) have contributed substantially to our growth. We continually seek new growth and acquisition opportunities in the metals and mining and related businesses in India and elsewhere, including through government privatization programs, where we can leverage our skills and experience. We continue to closely monitor the resource markets in our existing lines of business as well as seek out opportunities in complementary businesses such as coal mining. We also intend to continue to seek out new exploration opportunities for future growth. By selecting opportunities for growth and acquisition carefully and leveraging our skills and experience, we seek to continue to expand our business while maintaining a strong balance sheet and good credit profile.

Accelerating cash flows and deleveraging

We aim to increase our cash flows from operations and decrease capital expenditures, and the indebtedness required to fund capital expenditures. As of March 31, 2018, our projects had an estimated total capital expenditure cost of ₹ 732,357 million ($ 11,248 million), of which ₹ 495,552 million ($ 7,611 million) had been incurred as of such date. Net cash from operating activities was ₹ 348,407 million ($ 5,351 million) in fiscal year 2018, a 64.3% increase from ₹ 212,105 million in fiscal year 2017. We paid interest of ₹ 57,880 million ($ 889 million) on our indebtedness in fiscal year 2018, a 6.7% decrease from ₹ 62,048 million in fiscal year 2017.

Protect and preserve license to operate

Health and safety continue to be a high priority for us and we are committed to protect and preserve our license to operate. Our business strategy is about ensuring that growth is maximized in a way that is both sustainable and responsive. The four core pillars—responsible stewardship, building strong relationships, adding and sharing values and strategic communication are designed to support the long term development, ensuring long lasting relationship and providing superior returns to all our stakeholders.

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

•	The ore reserves of HZL’s Rampura Agucha, Rajpura Dariba, Sindesar Khurd, Zawar and Kayad mines were audited by SRK Consulting (UK) Limited as of March 31, 2018.

•	The ore reserves of Skorpion’s Skorpion mine are reviewed by AMC Consultants Pty Ltd as of March 31, 2018.

•	The ore reserves of Black Mountain Mining’s Black Mountain mine and Gamsberg mine were derived from management estimates as of March 31, 2018.

•	The proved oil, condensate, and sales-gas reserves of Vedanta Limited - oil and gas business operated blocks were evaluated by DeGolyer and MacNaughton (“D&M”) as of March 31, 2018.

•	The ore reserves of our iron ore mines in India were reviewed by SRK Consulting (UK) Limited as of March 31, 2018.

•	The ore reserves of our iron ore mine in Liberia were audited by Roscoe Postle Associates Inc. as of April 6, 2014.

•	The ore reserves of BALCO’s Mainpat and Bodai-Daldali bauxite mines were audited by Geo Solutions Private Limited as of March 31, 2018.

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

Our Zinc India Business

Overview

Our Zinc India business is owned and operated by HZL. HZL’s fully-integrated zinc operations include five lead-zinc mines, one rock phosphate mine, four hydrometallurgical zinc smelters, two lead smelters, one pyrometallurgical lead-zinc smelter, eight sulphuric acid plants and six captive power plants at our Chanderiya, Dariba and Zawar facilities in the state of Rajasthan, processing and refining facilities for zinc at Haridwar and refining and processing facilities for zinc and lead, as well as a silver refinery at Pantnagar, both located in the State of Uttarakhand in northern India. HZL sources all of its concentrate requirements from its mines. HZL’s operations also includes 16.2 MW solar power projects installed at its Debari and Dariba complexes and a 35.4 MW waste heat recovery power plant adjunct to its captive power plants.

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

Lead

We produce and sell primary lead ingots of 99.99% and 99.97% purity primarily to battery manufacturers and to a small extent to chemical manufacturers.

By-products

Sulphuric Acid

Sulphuric acid is a by-product of our zinc and lead smelting operations. We sell sulphuric acid to fertilizer and cement manufacturers and other industries.

Silver

Silver occurs naturally in our zinc and lead ore and is a by-product of our lead smelting operations. We produce and sell silver ingots primarily to industrial users and traders of silver.

Lead-Zinc Mines

HZL normally sources all of the lead-zinc ore required for its business from its Rampura Agucha open-pit and underground mines at Rampura Agucha, Zawar, Rajpura Dariba, Sindesar Khurd and Kayad in the state of Rajasthan in northwest India. Lead-zinc ore extracted from the mines is conveyed to beneficiation plants that process the ore into zinc and lead concentrates. With its good ore mineralogy providing a high metal recovery ratio, the Rampura Agucha mine including its satellite Kayad mine accounted for 61.1% of HZL’s total mined metal in zinc and lead concentrate produced in fiscal year 2018, with the Zawar, Rajpura Dariba and Sindesar Khurd mines accounting for the remaining 8.0%, 4.5% and 26.4%, respectively. The zinc and lead concentrates are then transported by road to the nearby Chanderiya, Dariba and Debari smelters.

Our mining capacities are governed by reserve and resources, mine plan and environmental clearances. Based on such approvals, the capacities are approximately 6.2 mtpa, 4.0 mtpa, 4.5 mtpa, 0.9 mtpa and 1.2 mtpa, for the Rampura Agucha mine, the Zawar mine, the Sindesar Khurd mine, the Rajpura Dariba mine and the Kayad mine respectively, in fiscal year 2018.

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

HZL’s lead smelter located in Dariba is based on SKS oxygen bottom blowing technology, where lead concentrate is smelted directly in the SKS furnace along with fluxes. SKS furnace produces lead bullion and slag. SKS furnace slag is then reduced in blast furnace to produce bullion. Lead bullion produced in these processes is then treated in the lead refinery plant to produce high purity electrolytic grade lead cathodes through electrolysis. The lead cathodes are further processed and casted into ingots at the processing and refining facilities in the state of Uttarakhand. Slag from blast furnace is fumed to produce zinc oxide dust. Off-gas containing sulphur dioxide gas is cleaned and treated in the sulphuric acid plant. HZL’s lead smelter located in Chanderiya is based on Top Submerged Lance, or TSL technology where lead concentrate is smelted directly in a vertical furnace along with flux. Lead bullion produced in this process is then treated in the lead refinery plant to produce high purity lead ingots. Off-gas containing sulphur dioxide gas is then cleaned and treated in the sulphuric acid plant.

Finishing and Delivery to Customers

The zinc and lead cathodes are transported from its hydrometallurgical plants in Rajasthan to its facilities in Uttarakhand in northern India where they are further processed into zinc and lead ingots. One of the residues from smelting is anode slime and another is high grade lead material, both of which are also transported to the Uttarakhand facilities and from which silver is processed and casted into silver ingots. The facilities in Uttarakhand process and refine zinc, lead and silver and distribute the finished products nationwide, making it a centralized finished goods center for our customers. Zinc and lead ingots are also shipped from the facilities in Uttarakhand for exports, although some quantities of zinc and lead ingots are also produced in Rajasthan for both domestic and export customers. The sulphuric acid by-product is sold ex-works from its facilities in Rajasthan to customers in India.

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

The ore body is currently mined by underground methods. The open pit operation ceased from the end of March 2018. The capacity of the mine and concentrator was expanded between 2003 and 2010 to 6.2 mtpa for mine and 6.5 mtpa for mill through the purchase of additional mining equipment, upgrades to the truck fleet, improvements to the operational efficiency of the plant and the installation of a new semi-autogenous or SAG, mill and ball mill circuit.

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

Since 2004, exploration at Rampura Agucha has resulted in significant increases in the reserves at the mine. Following an extensive drilling program to convert mineralized material to reserves, better definition of the ore body boundaries, addition of mineralized material and the conduct of open-pit re-optimization, as well as the commencement of underground mine project work, the reserves were 46.0 million tons as of March 31, 2018 with an average grade of 13.8% zinc, 1.9% lead and 64 ppm silver net off. The drill spacing for the definition of proven reserves were approximately 50 meters by 50 meters while for probable reserves was 100 meters by 100 meters. HZL commenced production at the mine in 1991. Since inception, approximately 79.2 million tons of ore, with an ore grade of 12.4% zinc and 1.8% lead, have been extracted from the open-pit mine and approximately 4.5 million tons of ore, with an ore grade of 11.1% zinc and 1.5% lead, have been extracted from underground mine. As planned, open pit mine operation has ceased from the end of March 2018, and underground mine operations are continuously ramping up in sustaining ore production from Rampura Agucha.

As of March 31, 2018, HZL estimates the remaining mine life at Rampura Agucha to be 10 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan. According to JORC reserves and resources statement, the proven and probable reserves for the Rampura Agucha mine as of March 31, 2018 is 46.0 million tons with 13.8% zinc, 1.9% lead and 64 particles per million silver net off.

In fiscal year 2018, 1.8 million tons of ore at 11.8% zinc and 1.7% lead were mined from the Rampura Agucha open pit, which produced 204,299 tons of mined zinc metal in concentrate and 18,865 tons of mined lead metal in concentrate. Approximately 16.1 million tons of waste was removed giving a strip ratio of 9.1 tons of waste per ton of ore mined. Our Rampura Agucha mine transitioned completely from open pit to underground mine production in end of March 2018. During fiscal year 2018, the Rampura Agucha underground mine produced 2.1 million tons of ore with 11.1% zinc and 1.5% lead. It produced 225,258 tons of zinc metal in concentrate and 18,816 tons of lead metal in concentrate. The main shaft has completed up to a depth of 950 meters as planned with completion of the north and south vent.

The gross book value of the Rampura Agucha mine’s fixed assets and mining equipment (including assets related to the Rampura Agucha’s underground mining operations and the Kayad mine) was ₹ 61,451 million ($ 944 million) as of March 31, 2018. The mining lease of Rampura Agucha mine is valid up to March 2030.

Power is primarily supplied from the HZL’s captive thermal power plants with two backup 5 MW generators on-site.

Rajpura Dariba

Rajpura Dariba is a medium sized underground lead-zinc mine and processing facility located northeast of Udaipur in the Rajsamand district in the state of Rajasthan, northwest India.

Mining at Rajpura Dariba commenced in 1983 and is carried out using the vertical crater retreat method and blasting hole mining method with mined out stopes backfilled with cemented classified mill tailings. In certain areas the ground conditions adversely affect slope stability and dilution. These ground conditions are the result of the weak graphitic nature of the shear zone combined with the dissolution of fractured and sheared dolomites by percolating acidic groundwater derived for overlying adjacent oxidized zones. HZL’s Rajpura Dariba’s mine lease is valid until May 2030. The mine is serviced by two vertical shafts approximately 600 meters deep. The main shaft is 6 meters in diameter and the auxiliary shaft is 4.5 meters in diameter. The main shaft has the capacity to hoist 0.7 mtpa of ore and is equipped with a modern multi-rope koepe winder. All personnel and materials are hoisted in a large counterbalanced cage which is operated by the koepe winder. The surface infrastructure includes ventilation fans, compressors and ore loading facilities. A 2.2 km surface decline was commissioned in September 2013 to increase the ore production.

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

The gross book value of the Rajpura Dariba mine’s fixed assets and mining equipment is approximately ₹ 7,435 million ($ 114 million) as of March 31, 2018.

As of March 31, 2018, HZL estimates the remaining mine life at Rajpura Dariba to be around 5 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan. According to JORC reserves and resources statement, the proven and probable reserves for the Rajpura Dariba mine as of March 31, 2018 is 9.3 million tons with 4.9% zinc, 1.7% lead and 49 particles per million silver net off. An exploration program is also underway to identify new resources with the potential to be upgraded to reserves and continues to be focused on maintaining the reserve position after annual mining depletion. The drill spacing for proved reserves was approximately 30 meters while for probable reserves was less than 60 meters.

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

In fiscal year 2018, 0.9 million tons of ore at a grade of 4.8% zinc and 1.1% lead ore was mined at Rajpura Dariba mine which produced 35,704 tons of zinc metal in concentrate and 6,721 tons of lead metal in concentrate.

Sindesar Khurd

The Sindesar Khurd mine is a large scale underground mine deposit that was explored during 1992 to 1995. Mine production began at the Sindesar Khurd mine in April 2006 and HZL’s mining permit is valid until March 2049.

The Sindesar Khurd mine lies on the same geological belt as the Rajpura Dariba mine. The mine is approachable from Rajpura Dariba mines by road.

The mineralization has been traced over almost 2.5 kilometers along strike and 1.3 kilometer vertical extension. In the mine area, dip is steep westerly, while the dip turns into easterly direction in the lower-southern part of the deposit. The current “mine block” extends over 1,500 meters along strike and up to 570 meters depth extension.

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

According to JORC reserves and resources statement, the proven and probable reserves for the Sindesar Khurd mine as of March 31, 2018 is 34.6 million tons with 4.0% zinc and 3.0% lead and 164 particles per million silver net off.

Access to the mine is through an incline shaft and declines (North and South) from the surface while ore is hauled through the declines by low profile dump trucks or LPDTs. The ore body is accessed via horizontal drives on number of levels. The mine currently utilizes blast holes toping with back filling mining method with stope panels varying from 25 to 50 meters in strike.

Ore produced from the mine is treated at 2.0 mmtpa beneficiation plant commissioned in 2011 at Sindesar Khurd. The beneficiation plant underwent debottlenecking in January 2015 to increase its capacity from 2 to 2.8 mtpa at Sindesar Khurd. Lead and zinc concentrates are sent to their respective high rate thickeners installed separately for lead concentrate and zinc concentrate generated from the concentrator. At Sindesar Khurd mine, the new 1.5 mtpa capacity beneficiation plant was commissioned in January 2017 which has increased the mine’s total beneficiation capacity to 4.3 mtpa. Tailing dewatering and disposal section comprises of hydro cyclone, tailing thickener, neutralization tank, pumping of tailing to tailing pond and reclaimed water pumping. Lead and zinc concentrates are thickened, filtered and stored before they are sent to HZL’s smelters.

The gross book value at this mine is approximately ₹ 40,027 million ($ 615 million) as of March 31, 2018.

As of March 31, 2018, HZL estimates the remaining mine life at Sindesar Khurd to be around 6 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan.

Power for the mill and the mine is supplied from HZL’s captive power plant located at Dariba itself.

In fiscal year 2018, 4.5 million tons of ore at a grade of 4.0% zinc and 2.1% lead ore was mined at the Sindesar Khurd mine. From the ore produced at Sindesar Khurd mine, 165,232 tons of zinc metal in concentrate and 84,857 tons of lead metal in concentrate was produced in fiscal year 2018.

Zawar

Zawar consists of four mines namely, Mochia, Balaria, Zawar Mala and Baroi. The deposit is located near Udaipur city, in the state of Rajasthan in northwest India. The deposits lie within a 36.2 square kilometers mining lease granted by the state government of Rajasthan which is valid until March 31, 2030.

The mineralization ranges over 2.5 to 3.0 kilometers each at Mochia, Balaria and Baroi mines each and 0.6 kilometers at Zawarmala mine. The mineralization ranges below 1 kilometer vertically, while the deposit is still open in depth. An exploration program from the surface and underground is ongoing for lateral and depth extension along with upgrading the resource to reserve.

The mines are accessed through adit, shaft and declines from the surface, while ore is hauled through decline by LPDTs, shaft and locomotives. The ore body is accessed through horizontal drives on a number of levels. The mine currently utilizes a sub-level open stoping mining method with stope sizes ranging from 60 to 80 meters in strike.

According to JORC reserves and resources statement, the proven and probable reserves for the Zawar mine as of March 31, 2018 is 10.4 million tons with 3.0% zinc and 2.1% lead and 31 particles per million silver net off.

Ore produced from the mine is treated at a beneficiation plant at Zawar mines for differential or bulk flotation of zinc and lead metals. The beneficiation plant is undergoing debottlenecking to increase its capacity from 1.5 to 2.7 mtpa. The ore is primarily crushed underground and then hoisted to the surface or crushed at the surface and then transported to beneficiation plant. Thereafter the ore is crushed to 12 to 15 mm in size before being milled to 74 microns. Tailing dewatering and disposal section comprises of hydro cyclone, tailing thickener, pumping of tailings to tailing pond and reclaimed water pumping for reuse. Lead and zinc concentrates are thickened, filtered and then stored before they are sent to HZL’s smelters.

In fiscal year 2018, approximately 2.2 million tons of ore mined at 2.5% zinc and 2.0% lead, which produced 41,334 tons of zinc metal in concentrate and 34,337 tons lead metal in concentrate.

The gross book value of the Zawar fixed assets and mining equipment was approximately ₹ 13,176 million ($ 202 million) as of March 31, 2018 and of the 80 MW coal-based thermal captive power plant at Zawar was ₹ 3,245 million ($ 50 million).

Power is supplied through a combination of an 80 MW thermal coal-based captive power plant commissioned in December 2008 and a 6 MW captive power plant.

As of March 31, 2018, HZL estimates the remaining mine life of the Zawar mine to be 3 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan. The focus of underground mine exploration at Zawar is to enhance the ore reserves to expand the mine life by 5 years and to identify new mineralized areas to enhance production capacity. A surface drilling program is underway to locate deeper resources below 100 meter reduce level up to 500 meter reduce level. Underground exploratory drilling is carried out on a grid of between 25 to 30 meters which is then infilled to 12.5 or 15 meters after completing the development for final delineation of ore bodies. Past exploration has outlined additional in-mine mineral resources which require further delineation to add to reserves and further extend the mine life.

Kayad Mine

The Kayad lead-zinc mine is located in Ajmer, in the state of Rajasthan.

The Kayad lead-zinc deposit was initially prospected by Airborne Mineral Survey and Exploration wing of Geological Survey of India and drilling commenced in August 1988 and was completed in December 1991. The detailed exploration of Kayad deposit was commenced by HZL in the month of June 1999 and continues with a total of 178 kilometers in 1,132 drill holes. According to the reserve report, the proven and probable reserves for Kayad mine as on March 31, 2018 was 5.5 million tons at 5.6% zinc and 0.8% lead. As of March 31, 2018, HZL estimates the remaining mine life of the Kayad mine to be over 5 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan.

The ground breaking of the mine commenced on June 11, 2011. The access is through a decline which then divides into two declines at 420 meter reduce level. Development ore production was achieved in the second quarter of fiscal year 2013, and the mine started operations in fiscal year 2014. The mining method practiced in Kayad is long hole open stoping with cemented rock filling or rock filling in the steeper portions of the deposit; while transverse stoping method at flat portion along with cemented rock filling or rock filling. About 47 kilometers of development is planned by 2021. The mining is highly mechanized with twin boom jumbo drills used for face drilling, rock bolting machines used for support and 17 tons and 21 tons diesel load haul dump vehicles coupled with 30 tons, 50 tons and 60 tons low profile dump trucks for loading and hauling. For production, drilling Simba and Solo Drills are being used. The run of mine is stacked in the surface ore stock pile and transported by trucks to the Rampura Agucha mine for beneficiation.

A mine lease of 480.5 hectares was granted to Kayad mine by the state of Rajasthan and is valid until February 2048, subject to further renewal. We have obtained surface land rights over 49.8 hectares. We have also obtained mine plan approval from the Indian Bureau of Mines and received environmental clearance from the MoEF for an increase in lead zinc ore production capacity from 1.0 mtpa to 1.2 mtpa. We have also obtained consents under various environmental laws to operate the mine, including from the State Pollution Control Board.

In fiscal year 2018, 1.2 million tons of ore at a grade of 8.7% zinc and 1.2% lead ore was mined at Kayad mine which produced 101,183 tons of zinc metal in concentrate and 10,777 tons of lead metal in concentrate.

A 33 KV power line was commissioned on February 2, 2012 to meet the constructional power requirements of the mine. Currently, most of the power is being taken from captive power plant in Zawar and some power is taken from state grid. A one megavolt amperes diesel generator is kept as a backup power supply for emergency operations in the event of power failure. For proper power distribution, a two megavolt amperes underground sub-station is commissioned in each of the north and south sections.

Summary of Mine Reserves

The following table sets out HZL’s proven and probable zinc and lead reserves as of March 31, 2018:

	Proven Reserves				Probable Reserves				Total Proven and Probable Reserves				Vedanta Limited Ownership	Reserve Life
Mine	Quantity	Zinc Grade	Lead Grade	Silver Grade	Quantity	Zinc Grade	Lead Grade	Silver Grade	Quantity	Zinc Grade	Lead Grade	Silver Grade
	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)%		Years
Rampura Agucha	14.2	11.5	1.6	50	31.8	14.9	2.0	70	46.0	13.8	1.9	64		10
Rajpura Dariba	3.7	5.9	1.6	59	5.6	4.3	1.7	42	9.3	4.9	1.7	49		5
Sindesar Khurd	12.8	4.3	3.0	179	21.8	3.8	3.0	155	34.6	4.0	3.0	164		6
Zawar	3.6	2.6	2.6	29	6.8	3.2	1.8	31	10.4	3.0	2.1	31		3
Kayad	4.5	5.9	0.8	21	0.9	4.0	0.6	12	5.5	5.6	0.8	19		5
Total	38.8	7.1	2.1	88	66.9	9.0	2.3	90	105.8	8.3	2.2	89	64.9

References to “g/t” are grams per ton

Additional information:

(1)

The reserve estimates for each of the mines have been prepared by the mining engineer of the respective operation and the same have been audited by SRK Consulting (UK) Limited. The reserves presented for the HZL mines have been adjusted to incorporate losses for mine dilution and mining recovery according to the JORC code.

(2)	The dynamic cut-off grade in terms of zinc equivalent was used for calculating reserves and resources. The zinc equivalent cut-off grade for (i) Rampura Agucha mine is 3.4% for main lens and 2.7% for galena lenses (lead equivalent), (ii) Rajpura Dariba is 2.8%, (iii) Sindesar Khurd is 1.7%, (iv) Zawar is 3.8% and (v) Kayad Mines is 2.7%.

(3)	The metallurgical recovery factor for the following HZL mines is as follows:

Mine	Metallurgical Recovery Factor

Rampura Agucha
Zinc	89.8%
Lead	60.7%
Rajpura Dariba
Zinc	83.9%
Lead	69.8%
Sindesar Khurd
Zinc	90.9%
Lead	87.9%
Zawar
Zinc	78.6%
Lead	74.8%

(4)	The commodity price for zinc, lead and silver considered for the evaluation of reserves is $ 2,200 per ton, $ 1,900 per ton and $ 18 per oz, respectively. The currency conversion factor used to estimate the reserves was US dollar per Indian Rupee 64.6.

(5)	The reserve quantities disclosed are for the entire mine.

Smelters

Overview

The following table sets forth the total capacities as of March 31, 2018 at HZL’s Chanderiya, Debari, Zawar, Dariba and Pantnagar facilities:

	Capacity
Facility	Zinc	Lead	Silver	Sulphuric Acid	Captive Power
	(tpa)	(tpa)	(tpa)	(tpa)	(MW)
Chanderiya(1)	535,000	85,000	—	828,500	247.7
Debari	88,000	—	—	419,000	7.4
Zawar	—	—	—	—	80.0
Dariba	220,000	116,000	—	710,500	174.3
Pantnagar	—	—	600	—	—
Total	843,000	201,000	600	1,958,000	509.4

(1)	The plant at Haridwar is a refining and processing facility for zinc ingots from zinc cathodes produced at the Chanderiya and Dariba smelters. The processing plant at Pantnagar is a refining and processing facility for zinc and lead ingots from zinc and lead cathodes produced at the Chanderiya and Dariba smelters. Therefore, their production capacities do not increase the total production capacity of HZL’s facilities.

Chanderiya

The Chanderiya facility is located approximately 120 kilometers east of Udaipur in the state of Rajasthan. The facility contains 4 smelters, 3 associated captive power plants and 3 sulphuric acid plants:

•	an ISP™ pyrometallurgical lead-zinc smelter with a capacity of 105,000 tpa of zinc and 35,000 tpa of lead that was commissioned in 1991;

•	two RLE hydrometallurgical zinc smelters with a capacity of 170,000 tpa and 220,000 tpa that were commissioned in May 2005 and December 2007. Pursuant to the improvement in operational efficiencies which was completed in April 2008, one of the two zinc smelting capacity of 170,000 tpa increased by 40,000 tpa to 210,000 tpa;

•	an Ausmelt™ lead smelter with a capacity of 50,000 tpa that was commissioned in February 2006;

•	associated 154 MW (2 captive plants of 77 MW each) and 80 MW coal-based captive power plants commissioned in May 2005 and April 2008, respectively;

•	a 14.8 MW fuel based captive power plant transferred from Debari in March 2009 and which was originally commissioned at Debari in March 2003; and

•	3 sulphuric acid plants with a total capacity of 828,500 tpa of sulphuric acid.

Concentrate requirements for the facility are supplied by HZL’s mines. The 154 MW, 80 MW and 14.8 MW captive power plants at Chanderiya provide all of the power for the facility. The captive power plants require approximately 100,000 metric tons of coal at 6,000 gross calorific value per month, which is currently met through imports. The impure silver obtained as a by-product from zinc-lead smelting at this smelter is refined at the Pantnagar plant.

After being denied access to the Hasdev Arand field, HZL continues to import coal from third-party suppliers. HZL had been awarded 1.2 million tons of coal linkage by the Ministry of Coal of the GoI for its Chanderiya plant, but the same was linked to the development of allocated coal block. The access to coal was stopped in September 2012 and there was no linkage coal available for Chanderiya plant and its entire requirement were being met from imported coal. However, we signed a fuel supply agreement in September 2017, thereby resuming access to domestic coal.

Dariba

The Dariba hydrometallurgical zinc smelter is located in the Rajsamand district of Rajasthan which was commissioned in March 2010 and has a capacity of 220,000 tpa. The Dariba facility also includes a 306,000 tpa sulphuric acid plant. In July 2011, we commissioned a new 100,000 tpa lead smelter and pursuant to the improvement in operational efficiencies which was completed in March 2018, the capacity increased by 16,000 tpa to 116,000 tpa. It also includes a 98,500 tpa sulphuric acid plant. A majority of the power requirements of the facility is sourced from the 160 MW coal-based captive power plant at Dariba. A new roaster was commissioned in April 2013 in the Dariba facility with an associated sulphuric acid plant capacity of 306,000 tpa. Zinc cathodes are sent to its refining facilities at Pantnagar in Uttarakhand state for refining and processing. The anode slime obtained as a residue from lead smelting at this smelter is refined and processed into silver ingots at the Pantnagar plant.

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

Haridwar

The zinc ingot processing and refining plant in Haridwar in the state of Uttarakhand was commissioned in July 2008. This plant processes and casts zinc ingots from zinc cathodes produced in the Chanderiya smelter and therefore its production capacity does not increase the total production capacity of HZL’s facilities. After expiry of tax holiday benefit, production activities have stopped at the smelter in fiscal year 2018.

Pantnagar

The Pantnagar plant, which is located in the state of Uttarakhand in northwest India, includes a 518 tpa silver refinery that was commissioned in December, 2011, a zinc ingot and a lead ingot refining and processing plant that was commissioned in February 2012. Pursuant to the improvement in operational efficiencies which was completed in March 2018, the zinc smelting capacity increased by 82 tpa to 600 tpa. The Pantnagar plant refines and processes zinc and lead ingots from zinc and lead cathodes that are produced by our Chanderiya and Dariba smelters and also refines the impure silver obtained as a by-product from lead smelting conducted at our Chanderiya and Dariba smelters. Therefore the Pantnagar plant does not increase the total zinc and lead production capacity of HZL’s facilities. Haridwar and Pantnagar facilities are also used for nationwide distribution of finished goods as well as for exports.

Production Volumes

The following table sets out HZL’s total production from its Chanderiya, Debari, Dariba and the Pantnagar facilities for fiscal years ended March 31, 2016, 2017 and 2018:

		For the Year Ended March 31,
Facility	Product	2016	2017	2018
		(tons, except for silver which is in kgs)
Chanderiya
—ISPTM pyrometallurgical lead-zinc smelter	Zinc	86,908	83,838	86,424
	Lead	21,517	23,121	23,867
First hydrometallurgical zinc smelter	Zinc	193,639	173,401	196,180
Second hydrometallurgical zinc smelter	Zinc	207,923	178,424	214,441
AusmeltTM lead smelter	Lead	23,045	23,352	48,583
Sulphuric acid plants	Sulphuric acid	618,426	545,563	615,409
Dariba
Hydrometallurgical zinc smelter	Zinc	203,704	189,882	217,433
Lead Smelter	Lead	100,357	92,535	95,796
Sulphuric acid plant	Sulphuric acid	499,222	446,997	512,945
Debari
Hydrometallurgical zinc smelter	Zinc	66,764	46,442	76,980
Sulphuric acid plant	Sulphuric acid	224,675	191,636	275,741
Pantnagar
Silver Refinery	Silver	424,578	452,543	557,517
Total	Zinc	758,938	671,987	791,458
	Lead(1)	144,919	139,009	168,246
	Silver	424,578	452,543	557,517
	Sulphuric acid	1,342,323	1,184,195	1,404,095

Notes:

(1)

Excludes lead containing a high content of silver (high silver lead) produced from the pyrometallurgical lead-zinc smelter for captive use, which was 6,657 tons, 5,285 tons and 6,946 tons in fiscal years 2016, 2017 and 2018, respectively.

The following table sets out HZL’s total ore, zinc concentrate, lead concentrate and bulk concentrate production for fiscal years ended March 31, 2016, 2017 and 2018:

		Year Ended March 31,
Mine (Type of Mine)	Product	2016	2017	2018
		(tons, except percentages)
Rampura Agucha (Open-pit)	Ore mined	4,481,114	3,321,192	1,764,564
	Ore grade – Zinc	12.1%	13.3%	11.8%
	Lead	1.9%	1.9%	1.7%
	Recovery – Zinc	88.1%	91.9%	90.1%
	Lead	57.7%	63.3%	57.9%
	Zinc concentrate	964,879	769,015	405,375
	Lead concentrate	85,311	61,799	32,052
Rampura Agucha (Underground)	Ore mined	223,521	1,379,746	2,078,623
	Ore grade – Zinc	10.4%	10.2%	11.1%
	Lead	1.4%	1.3%	1.5%
	Recovery – Zinc	88.1%	89.9%	88.1%
	Lead	57.7%	56.4%	53.4%
	Zinc concentrate	42,104	191,123	456,938
	Lead concentrate	3,398	14,688	33,997
Kayad (Underground)	Ore mined	760,100	1,000,000	1,200,000
	Ore grade – Zinc	8.9%	10.0%	8.7%
	Lead	1.1%	1.4%	1.2%
	Recovery – Zinc	93.3%	94.8%	94.5%
	Lead	74.0%	75.0%	75.4%
	Zinc concentrate	151,298	164,332	196,692
	Lead concentrate	12,953	15,597	18,665
Rajpura Dariba (Underground)	Ore mined	668,777	745,534	895,568
	Ore grade – Zinc	5.1%	5.2%	4.8%
	Lead	1.2%	1.2%	1.1%
	Recovery – Zinc	83.4%	83.8%	83.9%
	Lead	70.3%	68.7%	69.8%
	Zinc concentrate	52,351	64,251	76,495
	Lead concentrate	12,407	14,482	18,394
	Bulk concentrate(1)	8,941	—	—
Sindesar Khurd (Underground)	Ore mined	2,969,587	3,664,768	4,500,000
	Ore grade – Zinc	3.9%	3.9%	4.0%
	Lead	2.2%	2.1%	2.1%
	Recovery – Zinc	91.0%	90.5%	90.9%
	Lead	89.0%	87.6%	87.9%
	Zinc concentrate	176,761	230,677	326,890
	Lead concentrate	92,611	109,007	146,148
Zawar (Underground)	Ore mined	1,349,850	1,770,000	2,176,111
	Ore grade – Zinc	2.8%	2.8%	2.5%
	Lead	2.1%	2.1%	2.0%
	Recovery – Zinc	90.4%	91.0%	78.6%
	Lead	90.4%	90.9%	74.8%
	Zinc concentrate	—	3,441	51,288
	Lead concentrate	—	3,088	32,849
	Bulk concentrate(1)	102,987	113,015	41,697
Total	Ore mined	10,452,949	11,881,240	12,614,866
	Zinc concentrate	1,387,393	1,463,567(2)	1,513,678
	Lead concentrate	206,680	243,678	282,105
	Bulk concentrate(1)	111,928	113,015(2)	41,697

Note:

(1)	Bulk concentrate is concentrate that contains both zinc and lead.
(2)

The above production excludes Sindesar Khurd mines ore treated at Rajpura Dariba mines and Rampura Agucha mines (129,403 tons and 45,910 tons respectively) and Zawar mines ore treated at Rampura Agucha mines (233,569 tons).

Principal Raw Materials

The principal inputs of HZL’s zinc smelting business are zinc and lead concentrates and power. HZL has in the past been able to secure an adequate supply of the principal inputs for its business.

Zinc and Lead Concentrates

Zinc and lead concentrates are the principal raw material of HZL’s smelters. HZL’s lead-zinc mines have provided all of its requirements for zinc and lead concentrates in fiscal year 2018. We expect HZL’s mines to continue to provide nearly all of its zinc and lead concentrate requirements for the foreseeable future.

Power

Most of HZL’s operations are powered by the coal-based captive power plants at Chanderiya, Dariba and Zawar. HZL imports the required thermal coal from a number of third party suppliers and part of the requirement is sourced by way of linkage with South Eastern Coalfields Limited (a subsidiary of Coal India Limited). HZL was awarded 0.4 million tons of coal linkage by Ministry of Coal. However, due to limited coal availability, Coal India Limited has been supplying only 50.0% of the 0.4 million tons linkage quantity. As of April 2013, the coal supplies to Chanderiya have stopped due to pending decision at Ministry of Coal on the linkages for plants which have been allocated coal blocks. In February 2014 the coal block allocated to the Chanderiya lead zinc smelter captive power plant was deallocated by the Ministry of Coal. As of January 2016, the coal supplies to Dariba captive power plant stopped due to the expiry of the existing fuel supply agreement and further renewal of such agreement has not yet been sanctioned by South Eastern Coalfields Limited. Linkage coal supplies to HZL’s power plants at Zawar are continuing and the linkage quantity for these plants has been restricted to 50.0% of 0.4 million tons. The remaining coal requirements are met through the import of coal from various countries which is currently priced lower than linkage coal on a landed basis.

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

Sales and Marketing

HZL’s 10 largest customers accounted for approximately 36.5%, 34.0% and 32.6% of its revenue in fiscal years 2016, 2017 and 2018 respectively. No customer accounted for greater than 10.0% of HZL’s zinc business revenue in fiscal years 2016, 2017 and 2018.

HZL’s marketing office is located in Mumbai, and it has field sales and marketing offices in most major metropolitan centers in India. In fiscal year 2018, HZL sold approximately 65% of the zinc and lead metal it produced in the Indian market and exported approximately 35.0% of our Zinc India segment revenue.

In fiscal year 2018, HZL accounted for approximately 99.4% of domestic sales of zinc metal under annual contracts and approximately 63.0% of export sales under annual contracts specifying quantity, grade and price, with the remainder sold on the spot market. The contract sales price is linked to prevailing LME price with an additional physical market premium. Thus, the price that HZL receives for its zinc is dependent upon, and subject to fluctuations in the LME price.

Projects and Developments

HZL has been actively conducting exploration, which has resulted in net ore reserves of 105.8 million tons across all mines in fiscal year 2018. Based on long-term evaluation of assets and in consultation with mining experts, we have finalized the next phase of growth, which will involve sinking of underground shafts and developing underground mines. The plan comprises developing a 4.5 mmtpa underground mine at Rampura Agucha mine and expanding the Sindesar Khurd mine from 2.0 mmtpa to 6.0 mmtpa, Zawar mines from 1.2 mmtpa to 4.5 mmtpa, Rajpura Dariba mine from 0.6 mmtpa to 1.5 mmtpa and Kayad mine from 0.4 mmtpa to 1.2 mmtpa. The growth plan will increase mined metal production capacity to 1.2 mmtpa. The estimated cost for these projects amounts to ₹ 108,600 million ($ 1,668 million). HZL spent ₹ 17,180 million ($ 264 million) on these projects in fiscal year 2018. These projects are financed from internal sources.

Market Share and Competition

HZL is the only integrated zinc producer in India and had a market share by sales volume of the Indian zinc market of 78.0% in fiscal year 2018, according to ILZDA. Imports and secondary sources accounted for the remaining 22.0% market share, according to ILZDA. Zinc is a commodity product and HZL competes primarily on the basis of price, time of delivery and location. Zinc metal also faces competition as a result of substitution of materials, including aluminium, stainless steel and other alloys, plastics and other materials being substituted for galvanized steel and epoxies, paints and other chemicals being used to treat steel in place of galvanization in the construction market.

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

Principal Products

Skorpion produces SHG zinc ingots of LME grade. Skorpion offers the product to customers primarily through short term or spot contracts, covering the sale of all zinc ingots produced at the integrated mine and refinery of Skorpion.

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

As of March 31, 2018, the remaining mine life of the Skorpion mine is approximately 2 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan. The Skorpion mine has an attached electrolytic refinery producing approximately 150,000 tons of SHG zinc ingots annually. Further opportunities to extend the life of the mine are currently being evaluated based on the sulphide ore bodies in the nearby areas. Skorpion is also working for conversion of the refinery from stand-alone oxide ore treatment to sulphide ore treatment also.

Summary of Mine Reserves

The following table sets out the proved and probable zinc reserves as of March 31, 2018:

	Proved Reserve		Probable Reserve		Total Proved and Probable Reserves		Vedanta Limited Interest	Reserve life
	Quantity	Zinc Grade	Quantity	Zinc Grade	Quantity	Zinc Grade
	(million tons)	(%)	(million tons)	(%)	(million tons)	(%)%		(Years)
Skorpion	1.11	7.5	1.63	11.5	2.74	9.9
Total	1.11	7.5	1.63	11.5	2.74	9.9	100	2

Additional information:

(1)	The estimate of ore reserves were reviewed by AMC Consultants Pty Ltd. in accordance with the principles and guidelines of the Australian Code for reporting of mineral resources and ore reserves (JORC code, 2012 edition).

(2)	The cut-off grade used with our reserve estimate is 3.0%.

(3)	The metallurgical recovery factor for Skorpion mine ranges from 86% to 88.73%.

(4)	The commodity price considered for the evaluation of reserves is $ 2,526 per ton and currency conversion factor that were used to estimate our reserves was Namibian dollar per US dollar 14.

(5)	The reserve quantities disclosed are for the entire mine.

Skorpion Facility

The following table sets out the total capacity of the facility at Skorpion as of March 31, 2018:

Capacity
Facility	Zinc (tpa)

Skorpion	150,000

Total	150,000

Production Volumes

The following table sets out the total production from Skorpion zinc refinery for fiscal years ended March 31, 2016, 2017 and 2018:

Facility	Product	Fiscal Year 2016	Fiscal Year 2017	Fiscal Year 2018
		(tons)
Zinc refinery	Zinc	81,938	85,427	84,215

The following table sets out the total ore and zinc concentrate production at the Skorpion mine, for fiscal years ended March 31, 2016, 2017 and 2018:

Mine (Type of Mine)	Product	Fiscal Year 2016	Fiscal Year 2017	Fiscal Year 2018
		(tons except percentage)
Skorpion (Open-pit)	Ore mined	1,245,198	1,206,176	537,066
	Ore grade - Zinc	7.5%	8.4%	8.2%
	Recovery - Zinc	85.5%	83.9%	81.2%

Principal Raw Materials

The Skorpion mine used 28,031 tons of oxides in fiscal year 2018, of which 100% was imported in bulk and shipped to Namibia through the port of Luderitz.

Power

The maximum power demand of the Skorpion mine is 85 MW and power is supplied from South Africa and is governed by a tri-partite US dollar-denominated contract between Namibia Power Corporation (Proprietary) Limited, Eskom Holdings Limited and Skorpion, that currently links the annual increases in power costs to a US inflationary index. The tri-partite contract expired in January 2018, the Company is in negotiations with NamPower and Eskom for renewal of a contract for a further 3 years.

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

Sales and Marketing

Skorpion’s 10 largest customers accounted for approximately, 79.9%, 99.0% and 94.4% of its revenue in fiscal years 2016, 2017 and 2018 respectively. Three of Skorpion’s customers accounted for approximately 64%, 86% and 75% of Skorpion’s revenue in fiscal years 2016, 2017 and 2018. Skorpion’s marketing office is located in Rosh Pinah.

Most of the zinc metal that Skorpion produced in fiscal year 2018 was sold under spot or short term contracts. About 13.9% of the metal produced is sold in the Southern African Customs Union market and balance is sold to other regions. The contract sales price is linked to prevailing LME price with an additional market premium. Thus, the price that Skorpion receives for its zinc is dependent upon and is subject to fluctuations in the LME price.

Market Share and Competition

The Skorpion mine produces high-grade, high purity SHG zinc ingots that are registered on the LME.

Black Mountain Mining

Overview

BMM consists of the Black Mountain mine and the Gamsberg Project. We own a 74.0% interest in BMM and Exxaro Resources Limited (through its wholly owned subsidiary, Exxaro Base Metals & Industrial Mineral Holdings (Pty) Ltd) holds the remaining 26.0% interest in BMM.

The predominant mining method is ramp in stope cut and fill and longhole stoping. The planned production rate is 1.8 mtpa plant feed and the shaft hoisting capacity is approximately 1.4 mtpa from Deeps mine and 0.36 mtpa from Swartberg. All production stopes in the Deeps mine are backfilled and waste filled, integrated into the mining sequence.

During fiscal year 2018, 1,605,892 tons of ore at 2.3% zinc and 3.4% lead were mined from the Black Mountain mine, which produced approximately 55,501 tons of zinc concentrate and 65,381 tons of lead concentrate, containing 27,175 tons of zinc and 45,113 tons of lead respectively. In addition, the Black Mountain mine also produced 4,969 tons of copper in concentrate and 42 tons of silver in concentrate.

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

Principal Facilities

The following maps shows the specific location of the Black Mountain mine in Northern Cape in South Africa:

Mines

The zinc mine at Black Mountain is an underground operation, mining a polymetallic ore body, with an attached concentrator producing approximately 27,175 tons of zinc in concentrate and 45,113 tons of lead in concentrate respectively. In addition, the Black Mountain mine also produced 4,969 tons of copper in concentrate and 42 tons of silver in concentrate annually.

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

Underground drilling of the deeps ore body was started in December 2000 and were completed in 2012. As of March 31, 2018, BMM estimates the remaining mine life of the Black Mountain mine to be 4 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan.

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

Swartberg was mined on a small scale (25,800 tons per month) from 1995 but production was stopped in 2006 in an effort to procure the Deeps mine in full production. Mining at Swartberg was re-introduced in the year 2012 by a diamond drilling campaign to explore the ore bodies on strike. Down-plunge in depth at this mine was started in the same year. Following positive results from this drilling a pre-feasibility study is in progress to investigate the potential of a fully operating mine at Swartberg, which will replace ore from the Deeps mine once it is mined out in the year 2022.

Summary of Mine Reserves

The following table sets out the proved and probable zinc and lead reserves as of March 31, 2018:

	Proved Reserve				Probable Reserve				Total Proved and Probable Reserves				Vedanta Limited ownership	Reserve life
	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver
	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(%)	(Years)
Black Mountain-Deeps	1.27	3.01	4.0	43	4.29	2.97	1.73	24	5.56	2.98	2.24	28

Total	1.27	3.01	4.0	43	4.29	2.97	1.73	24	5.56	2.98	2.24	28	74	4

	Proved Reserve				Probable Reserve				Total Proved and Probable Reserves				Vedanta Limited ownership	Reserve life
	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver
	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(%)	(Years)
Black Mountain-Swartberg	—	—	—	—	2.17	0.6	3.33	31	2.17	0.6	3.33	31

Total	—	—	—	—	2.17	0.6	3.33	31	2.17	0.6	3.33	31	74	5

	Proved Reserve				Probable Reserve				Total Proved and Probable Reserves				Vedanta Limited ownership	Reserve life
	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver
	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(%)	(Years)
Black Mountain-Gamsberg	44.49	6.8	0.5		8.69	5.9	0.5		53.18	6.6	0.5

Total	44.49	6.8	0.5		8.69	5.9	0.5		53.18	6.6	0.5		74	12

References to “g/t” are grams per ton

Additional information:

Deeps and Swartberg

(1)	The reserve estimates presented incorporate losses for mine dilution and mining recovery according to the JORC code.

(2)	The cut-off rand value used with our reserve estimate is 741 ZAR per ton.

(3)	The metallurgical recovery factor for zinc, lead and copper is 71.4%, 87.4% and 70.1%, respectively.

(4)	The commodity prices for zinc, lead and copper considered for evaluation of reserves were $ 2,526 per ton, $ 2,028 per ton and $ 6,247 per ton, respectively. The average currency conversion factor that was used to estimate our reserves was South African Rand per US $ 14.

(5)	The reserve quantities disclosed are for the entire mine and our share in the reserve quantities is 74.0%.

Gamsberg

(1)	The reserve estimates, were derived from management estimates as of March 31, 2018.

(2)	The zinc cut-off grade used with our reserve estimate is 3.0%.

(3)	The commodity price for zinc considered for evaluation of reserves was $ 2,526 per ton. The average currency conversion factor that was used to estimate our reserves was South African Rand per US $ 14.

(4)	The reserve quantities disclosed are for the entire mine and our share in the reserve quantities is 74.0%.

Production Volumes

The following table sets out the total ore, zinc and lead concentrate production at the Black Mountain mine for each of fiscal years ended March 31, 2016, 2017 and 2018:

Mine (Type of Mine)	Product	Fiscal Year 2016	Fiscal Year 2017	Fiscal Year 2018
		(tons, except percentages)
Black Mountain (Underground)	Ore mined	1,579,633	1,590,600	1,605,892
	Ore grade –Zinc	2.5%	2.5%	2.3%
	-Lead	2.6%	3.2%	3.4%
	Recovery - Zinc	75.2%	77.1%	76.4%
	-Lead	84.6%	86.3%	86.9%
	Zinc concentrate	59,006	58,005	55,501
	Lead concentrate	48,091	59,518	65,381

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

Sales and Marketing

BMM produces zinc, lead and copper concentrates that are sold in international markets on a spot basis or a frame contract basis. The commercial terms negotiated include taking into account the percentage of payable metals, treatment and refining charges and applicable prices. Some of the customers of Black Mountain mine are Cliveden Trading AG, Ocean Partners UK Limited, Louis Dreyfus Company Metals Suisse SA and Trafigura PTE Limited.

All the zinc and lead metal that BMM produced in fiscal year 2018 was sold under frame or spot contracts specifying quantity, grade and price. The contract sales price is linked to the prevailing LME price with an additional market premium. Thus, the price that BMM receives for its zinc and lead is dependent upon and is subject to fluctuations in the LME price.

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

During fiscal year 2018, pre-start activities and waste stripping at the project progressed well. We have excavated over 56.0 million tons of waste rock until March 31, 2018, which is 82% of total waste stripping requirement. A water pipeline of 38 km and a 66 KV power line of 20 km with main receiving sub-station were installed in the month of March 2018. The majority of civil foundations for the processing plant and infrastructure were completed. All major equipment and machinery arrived on site with mills, primary crusher, transformers, zinc flotation cells, zinc filter press, tailing thickener, pebble crusher already installed. Ore mining commenced in fourth quarter of fiscal year 2018 and first concentrate production is expected in second quarter of fiscal year 2019 with an expected 9 to 12 months for ramp-up to full production of 250 ktpa.

Lisheen

The Lisheen mine is located in County Tipperary, Republic of Ireland. Mining and milling activities at the Lisheen mine ceased in December 2015 and the mine has closed. Concentrator and other plant infrastructure was sold, rehabilitation of the mine is almost complete and the mine is moving into passive closure.

Our Oil and Gas Business

Overview

Our oil and gas business was previously owned and operated by Cairn India Limited (now Vedanta Limited - oil and gas business) in which our total ownership interest before the merger was 59.9%. Vedanta Limited and Cairn India Limited (now Vedanta Limited - oil and gas business) announced the merger which became effective on April 11, 2017. Cairn continues to contribute significantly to India’s domestic crude oil production, approximately 25% along with the joint operation partners to the total production, as per provisional statistics of Petroleum Planning and Analysis Cell of MoPNG as of March 31, 2018. Cairn has a world-class resource base, with interests in five blocks in India and one in South Africa. The blocks are located in the Barmer Basin, Krishna-Godavari Basin, the Cambay Basin and Orange Basin.

	Asset	Basin	Cairn’s Interest (%)	Joint Operation partners	Area (in square km)
India
1	Rajasthan	Barmer	70%	ONGC	3,111
2	Cambay	Cambay	40%	ONGC, Tata Petrodyne, ONGC, Ravva Oil	207
3	Ravva	KG Offshore	22.5%	Videocon	331
4	KG-ONN-2003/1	KG Onshore	49%	ONGC	315
5	KG-OSN-2009/3	KG Offshore	100%	—	1,988

International
6	Block 1	Orange, South Africa	60%	Petro SA	19,898

	Total				25,850

Rajasthan, RJ-ON-90/1 block, Barmer Basin (operator, 70% participating interest)

The Rajasthan RJ-ON-90/1 (the “Rajasthan block”) is an onshore block. It is Cairn’s principal production asset where Vedanta Limited along with Cairn Energy Hydrocarbons Limited owns a 70% participating interest pursuant to the production sharing contract that runs until May 2020. Cairn’s joint operation partner, ONGC, has a 30% participating interest. The Rajasthan block is spread over 3,111 square kms in the west of Barmer district, and consists of three contiguous development areas: (i) Development Area 1, primarily comprising the Mangala, Aishwariya, Raageshwari, Guda and Saraswati fields; (ii) Development Area 2, primarily comprising of the Bhagyam, NI and NE and Shakti fields; and (iii) Development Area 3, comprising of the Kaameshwari West fields.

The Mangala field was discovered in January 2004. This was followed by many other discoveries including the Aishwariya and Bhagyam fields. In the Rajasthan block, 38 discoveries have been established, since inception. Exploration activities and studies indicate that the block has further potential for reserves for future growth opportunities.

Cairn also owns and operates significant infrastructure assets to facilitate the processing, transportation, and sale of crude oil produced in the Rajasthan block. For fiscal year 2018, Cairn’s net average daily production was 75,935 boepd from the Rajasthan block.

Cambay, CB/OS-2 block, Cambay Basin (operator, 40% participating interest)

The Cambay CB/OS-2 (the “Cambay block”) is an offshore block which is located in the Cambay Basin of the state of Gujarat in western India. Vedanta Limited - oil and gas business’s operations in the Cambay block are centered on the Lakshmi and Gauri oil and gas fields and the CB-X development area. Based on exploration and development activities undertaken by Vedanta Limited - oil and gas business, the Cambay block has yielded natural gas discoveries in its offshore Lakshmi and Gauri fields and onshore CB-X field and crude oil discoveries in the former two fields. Vedanta Limited - oil and gas business commenced its gas production from the Lakshmi gas field in 2002 and from the Gauri field in 2004. Production of co-mingled crude oil, which consists of crude oil plus condensate, from the Gauri field commenced in 2005. The Lakshmi and Gauri offshore fields cover areas of 121.1 square kms and 52.7 square kms, respectively, in the Cambay Basin and lie off the coast of the state of Gujarat in water depths of approximately 20 meters. CB-X is an onshore gas field situated in the Cambay block and covers an area of 33.3 square kms. Currently, there is no production from CB-X field. For fiscal year 2018, Vedanta Limited - oil and gas business’s net average daily production was 2,648 boepd from the Cambay block.

Ravva, PKGM-1 block, Krishna Godavari Basin, Eastern India (operator, 22.5% participating interest)

Vedanta Limited - oil and gas business’s production operations in the Krishna-Godavari Basin are centered on the Ravva PKGM-1 (the “Ravva block”), lying off the coast of Andhra Pradesh in Eastern India, in water depths up to 40 meters. Developed in partnership with ONGC, Videocon and Ravva Oil Singapore, Vedanta Limited - oil and gas business became the operator of Ravva block in 1996. For fiscal year 2018, Vedanta Limited - oil and gas business’s net average daily production was 2,012 boepd from the Ravva block.

KG Onshore, KG-ONN-2003/1, Krishna Godavari Basin (49% participating interest)

The onshore block KG-ONN-2003/1, located in the Krishna Godavari basin in the state of Andhra Pradesh, was awarded in NELP V round to a joint venture between Cairn India Limited (now Vedanta Limited - oil and gas business) and ONGC. Nagayalanka-1Z was the first discovery in the block. Production from existing well has commenced in the first quarter of fiscal year 2019 and a new campaign to drill three development wells is planned to commence in the second quarter of fiscal year 2019.

KG Offshore, KG-OSN-2009/3, Krishna Godavari Basin (operator, 100% participating interest)

The offshore block KG-OSN-2009/3 covers an area of 1,988 square kms and is located in the Krishna Godavari Basin off the coast of the state of Andhra Pradesh. The block is currently in the initial exploration phase which is extended till December 14, 2018 pursuant to an approval from MoPNG. Two well drilling program was commenced during first quarter of fiscal year 2019.

South Africa, Block 1—Orange Basin, South Africa (operating through a subsidiary, 60% participating interest)

Cairn signed a farm-in agreement with PetroSA, the national oil company of South Africa, for the 19,898 square kms off-shore block 1, located in the Orange Basin in South Africa. Cairn South Africa Proprietary Limited, a wholly owned subsidiary of Vedanta Limited holds a 60% participating interest in off-shore block 1 and is the operator. Cairn along with the joint operation partner is awaiting clarity on the proposed regulatory changes and fiscal terms as given in the amendment bill of Mineral and Petroleum Resources Development Act, 2002 in order to enter the second phase.

Principal Products

Oil

Cairn produces crude oil of various grades with different degrees and contents across fields. The crude oil in the majority of fields in the Rajasthan block is medium sweet oil with high pour point. Conversely, the crude oil produced from the Ravva block and Cambay block are light sweet in nature.

Gas

The Rajasthan, Ravva and Cambay blocks produce natural gas, as well as natural gas commingled with crude oil. While Cairn has been historically selling gas from the offshore blocks of Ravva and Cambay, it commenced gas sales in the Rajasthan block in fiscal year 2014, following the regulatory approval in March 2013.

Production

The table below shows oil and gas production results for fiscal years 2016, 2017 and 2018.

Average Daily Production	Units	2016	2017	2018	% Change (2017 Vs. 2018)
Net operated	Boepd	91,076	78,259	80,595	3%
Oil	Bopd	89,110	76,906	78,082	2%
Gas	Mmscfd	12	8	15	88%

Estimate of Reserves

Set forth in the table below is certain data regarding the estimates of net reserves from fields within the Rajasthan block, the Ravva block and the Cambay block as of March 31, 2018. Volumes reported in this table are in millions of barrels of oil equivalent.

Domestic Asset	Basin	Exploration activity	Development activity	Net Proved Reserves
Rajasthan block	Barmer	✓	✓	44.72
Cambay block	Cambay		✓	3.88
Ravva block	KG Offshore		✓	0.62

Total				49.22

Technology

The technology landscape is continuously changing at a rapid pace. Such changes create an opportunity to adapt and develop competitive advantage. It is imperative for Vedanta Limited to adapt cutting edge technology in order to generate incremental value. The agility to inculcate technology as part of business has been demonstrated over the years ranging from enhanced oil recovery mechanism, to projects’ concept optimization, hydraulic fracturing, 3D seismic technology etc.

Enhanced oil recovery methods are tertiary recovery methods of producing oil, which is not recovered during the application of primary and/or secondary water-flood recovery methods. Cairn has successfully executed one of the world’s largest polymer flood enhanced oil recovery projects at Mangala. Driven by its encouraging results, Cairn has commenced implementation of polymer flood program at Bhagyam and Aishwariya fields from May 2018.

In addition to the application of polymer flood enhanced oil recovery, Cairn is also implementing the alkaline-surfactant-polymer flood process in the Mangala field. A closely spaced pilot was successfully tested in the Mangala field which demonstrated the suitability of the enhanced oil recovery process. This enables us to increase recovery rates for the Mangala field.

Hydraulic fracturing or fraccing or hydro-frac is the process of providing a conductive path for hydrocarbons to flow from the reservoir to the wellbore, in low permeability reservoirs. The application of this technology is helping in the development of tight gas formation of Raageshwari Deep Gas (“RDG”) field. During fiscal years 2016 and 2017, Cairn fracced multiple wells in RDG field. As a result of the successful application of hydro frac technology and better reservoir characterization, the expected ultimate recovery from the RDG field has been upgraded by over 25%. Use of limited entry technique for hydro-fraccing also reduced per frac time and cost by about 50%. Cairn is also working at developing the tight oil formation of Barmer Hills through fraccing technology.

Cairn has applied an advanced 3D seismic orthorhombic prestack depth imaging technology in the RDG field. The improved imaging and resolution of the seismic data was helpful in utilizing specialized seismic curvature attributes for the characterization of faults and fractures in these tight gas reservoirs. The 3D seismic imaging and reservoir characterization studies provided better understanding of the sweet spot zones in the tight gas formations and will be critical for reducing development drilling risks.

Modified Gas Lift Orifice, was developed in-house to facilitate gas lift in wells which do not have artificial lift jewellery or require deeper gas lift injection in order to increase production. This tool was fabricated and successfully helped in reviving two shut-in wells in the Ravva field, resulting in incremental production. This production enhancement was achieved by allowing deeper gas lift injection with the help of this new tool.

A screen-wash method using injection water was put on trial for the first time in the Ravva block in fiscal year 2016. After successful trials, the method was extended to more producer wells in fiscal year 2017. Screen-wash has helped to unclog the screen face from fines (minute particles) and improve productivity substantially.

Shallow oil bearing late miocene sands were not completed earlier for a well. The cement packer technique was used to access the late miocene sands to add new resources to the Ravva asset. The job involved placing a cement plug in A-Annulus by pumping through the production tubing, cleaning the tubing internal diameter and perforating late miocene sand through tubing, cement, casing and formation. This technology avoided the involvement of a costly rig-based workover.

Acid stimulation was envisaged through fluid based diverter ‘oil seeker’ followed by organic clay acid in oil wells to restore well productivity where acid is diverted preferentially towards the oil zone. Acid stimulation with this technique ensured the formation in the oil zone to be stimulated more effectively, consequently achieving better penetration with minimum damage and thereby obtaining incremental oil production in the Ravva block.

CB-X-1 was a standalone onshore gas producing well in CB-X field of Cambay block which was required to be permanently abandoned, during fiscal year 2017. While conducting permanent well abandonment (“PWA”) procedures by utilizing a rig is a regular practice, a rig-less PWA operation is non-routine. A detailed review of well specific details was conducted to ascertain the well’s suitability for a rig-less PWA operation. A detailed procedure and risk register was developed, and a rig-less PWA was successfully executed by utilizing minimal spread in the cementing and wireline units. An innovative approach aimed at limiting the economic impact was adopted, wherein a digital slickline was utilized with combined capabilities of slickline and e-line units.

Principal Facilities

Overview

The following map shows the locations of Cairn’s blocks in India and South Africa.

*	Map not on scale

Rajasthan

Rajasthan Block Production Sharing Contract

Vedanta Limited - oil and gas business along with Cairn Energy Hydrocarbons Limited is working in partnership with its joint operation partner, ONGC in the Rajasthan block. The Rajasthan block production sharing contract (“Rajasthan PSC”) was signed in May 1995 between the GoI and a consortium consisting of ONGC and Shell India Production Development BV.

Cairn India Limited (now Vedanta Limited – oil and gas business) acquired its interest in the Rajasthan PSC in three stages, eventually acquiring a 100.0% beneficial interest in the assets and liabilities as of May 2002 and acquiring legal title to this interest on June 20, 2003. Under the Rajasthan PSC, the GoI has an option to acquire a participating interest of 30.0% in any development area containing a commercial discovery. The GoI exercised their right in all three development areas, specifically, Development Area 1 in 2005, Development Area 2 in 2007 and Development Area 3 in 2009, acting through its nominee ONGC, and acquired a 30.0% participating interest. As of March 31, 2018, ONGC holds 30.0%, Vedanta Limited - oil and gas business holds 35.0% participating interest in the Rajasthan block and the remaining 35.0% interest being held by Cairn Energy Hydrocarbons Limited, which is wholly owned by Vedanta Limited through its subsidiaries.

As per terms of the Rajasthan PSC and permissions from the GoI, the crude oil, natural gas and condensate produced from the Rajasthan block is being sold to both, the public sector undertakings refineries and private refineries. As of March 31, 2018, commercial sales arrangements are in place for over 250,000 bopd with public sector undertakings and private refineries.

The Rajasthan PSC established a management committee for the Rajasthan block which consists of four members, two of whom are nominated by and represent the GoI and the licensee, namely ONGC, taken together, and two of whom are nominated by and represent Vedanta Limited - oil and gas business and Cairn Energy Hydrocarbons Limited. The management committee must unanimously approve annual work programs, budgets, proposals for the declaration of a discovery as commercial, field development plans, and the delineation of or additions to a development area, while all other matters only require a majority vote, provided that the majority vote includes the vote of the member representing the GoI.

The Rajasthan PSC is valid until May 2020, unless the PSC is terminated in accordance with its terms, but may be extended upon mutual agreement between the parties for upto 5 years, provided in case of commercial production of natural gas which is expected to continue beyond 2020, the PSC shall be extended for a period of 35 years from May 15, 1995. There is also a provision to further extend the production sharing contract by agreement of the parties if production of crude oil or of natural gas is expected to continue after the relevant period. By way of a notification dated April 7, 2017, the Ministry of Petroleum and Natural Gas (“MoPNG”) issued a policy for the grant of extension to the production sharing contracts signed by the GoI awarding Pre-New Exploration Licensing Policy (“Pre-NELP”) Exploration Blocks (“Pre-NELP Extension Policy”). The Pre-NELP Extension Policy defines the framework for granting extensions for Pre-NELP blocks and covers both the Rajasthan and Cambay fields.

Pre-NELP Extension Policy, amongst others, provides for an increased share of profit petroleum of 10% for the GoI during the extended term of the Rajasthan PSC. Vedanta Limited - oil and gas business and Cairn Energy Hydrocarbons Limited have filed a writ before the High Court of Delhi seeking necessary directions for the extension of the PSC. The Single Bench of the High Court of Delhi on May 31, 2018 granted extension of the Rajasthan PSC on same terms and conditions of PSC. The decision of Single Bench was appealed by GoI before Division Bench of High Court of Delhi, wherein Court indicated that the application filed by Vedanta Limited - oil and gas business in May, 2018 for seeking extension of Rajasthan PSC for 10 years, shall be decided / processed under the new extension policy of April 07, 2017 (“Policy”) within a period of two months, notwithstanding the time period which is prescribed in the Policy. In case of any further clarification required by GoI, Court directed that the request for the same must be forwarded to Vedanta Limited - oil and gas business within three weeks. Given this, the Directorate General of Hydrocarbons (“DGH”) has sought for certain clarifications from Vedanta Limited – oil and gas business and ONGC.

The Rajasthan block had benefitted from a tax holiday of seven years from fiscal year 2009 (the year of commencement of commercial production from the Rajasthan block) to March 31, 2016. However, during the seven year tax holiday, minimum alternate tax rules were applicable which resulted in a taxation of book profits computed in accordance with the generally accepted accounting principles as used in India. Any minimum alternate tax paid can be carried forward for a total period of 15 years from the year of credit and used to reduce corporate tax to be paid in future years in excess of minimum alternate tax payable in those years.

Under the Rajasthan PSC, all sales made to the GoI or Government Companies as well as private buyers are valued at a weighted average F.O.B. selling price per barrel of a basket of international crude oil as agreed by all parties which is quoted in Platts, a provider of energy information. For any delivery period in which sales take place, the price is set at an average price per barrel determined by calculating the average for such delivery period of the mean of the high and low F.O.B prices of the basket for each day adjusted for differences in quality, delivery time, quantity, payment terms and other contract terms to the extent known. In agreeing to an appropriate basket, the parties attempt, so far as is reasonably practicable, to choose a mixture and weighing of crude oils which would produce a quality similar to the quality of crude oil expected to be produced from that development area, and to agree what quality adjustment, if any, to the basket price is appropriate. In determining the quality of crude oil, account is to be taken of all relevant characteristics including gravity, sulphur and metal content, pour point and product yield.

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

Operations

The Rajasthan block achieved net production of 27.7 mmboe in fiscal year 2018 and a cumulative total gross production of 429.9 mmboe until the end of fiscal year 2018. The net average production was 75,935 boepd for fiscal year 2018, higher by 3% year on year, primarily due to addition of wells as part of Mangala Infill campaign and gas volume ramp up on account of execution of Raageshwari Deep Gas Phase-1 project. The overall uptime of the facilities in the block stood at over 99% for the year.

Development Area 1, primarily comprising the Mangala, Aishwariya, Saraswati , Guda and Raageshwari oil and gas fields, produced a net average 68,320 boepd during fiscal year 2018, up 3% year on year, with the Mangala field being the largest contributor. During fiscal year 2018, Development Area 2, primarily comprising Bhagyam, NE and NI fields, produced a net average of 7,583 boepd, up 4% year on year. Production was commenced from Kaameshwari in Development Area 3 during the year and averaged at 33 barrels of oil per day in fiscal year 2018.

The Rajasthan block received approval from the GoI to begin selling natural gas in March, 2013. The eight inch gas pipeline which runs along the oil pipeline is being used to supply gas to domestic buyers. This is an efficient application diligent usage of resources in an environmentally friendly way. During fiscal year 2018, the average gas production from Raageshwari deep gas field was 37 mmscfd and average sales were 22 mmscfd. The production was higher due to the ramp up of Raageshwari deep gas under Phase 1.

The following table sets out the net average oil and gas daily production from the Rajasthan block for the years ended March 31, 2016, 2017 and 2018:

Average Daily Production	Units	2016	2017	2018	% Change (2018 vs 2017)
Net operated	Boepd	85,083	73,655	75,935	3%
Oil	Bopd	83,898	72,912	74,172	2%
Gas	Mmscfd	7	4	11	175%
Net Development Area 1	Boepd	74,986	66,392	68,320	3%
Net Development Area 2	Boepd	10,097	7,263	7,583	4%
Net Development Area 3	Boepd	—	—	33	—

Mangala

The Mangala field commenced production in August 2009 and continues to be the largest contributor to production from the Rajasthan asset. To increase the ultimate oil recovery and support for production volumes, Cairn has embarked on an enhanced oil recovery project, which was successfully executed with encouraging results during fiscal year 2016.

The alkaline surfactant polymer enhanced oil recovery pilot commenced during fiscal year 2015 and has shown positive results with better mobilization of unswept oil. Preliminary analysis suggested that the alkali surfactant polymer pilot wells produced approximately 10-15% incremental oil of the pilot stock tank of oil in place over polymer flood.

In order to accelerate recovery from the Mangala field, an infill drilling campaign consisting of 15 wells was carried out during fiscal year 2018. Further, during fiscal year 2019, we plan to drill additional 45 infill wells.

Bhagyam

Bhagyam, the second largest field in Rajasthan, forms part of Development Area 2 and commenced production in January 2012.

Cairn is looking to replicate the success of the Mangala enhanced oil recovery program to enhance recovery from the Bhaygam field through the execution of polymer flooding. The field development plan for the Bhagyam polymer enhanced oil recovery project has been approved and the drilling of wells has commenced in the first quarter of fiscal year 2019.

Aishwariya

Aishwariya, the third largest discovery in Rajasthan, commenced production in March 2013. It is the fifth oil producing field from the block. Cairn is replicating the success of the Mangala enhanced oil recovery program to enhance recovery from the Aishwariya field through the execution of polymer flooding. The field development plan for the Aishwariya polymer enhanced oil recovery project has been approved and the drilling of wells has commenced in the first quarter of fiscal year 2019.

South Satellite fields including Raageshwari, Saraswati, Guda and Kaameshwari

The Raageshwari oil field commenced production in March 2012, while the Saraswati field commenced production in May 2011. Kaameshwari and Guda oil fields commenced production in May and June 2017, respectively.

Availability of the integrated processing and evacuation facility has reduced operating costs and has therefore made these fields economically viable.

Facilities

Mangala Processing Terminal

The Mangala processing terminal is spread over an area of 1.6 square kms and is a core asset. The Mangala processing terminal processes crude oil produced from various oil fields in the Rajasthan block. The Mangala processing terminal is currently operational with three oil processing trains. The overall liquid handling nameplate capacity of the oil processing trains is 800 kblpd. The oil processing train primarily consists of slug catchers, production heaters, a production separator and settling tank for oil water separation and degassing. Stabilized crude after meeting export crude specification is transported to refineries through a 24-inch diameter continuously heated and insulated pipeline. The Mangala processing terminal’s integrated production facilities support the field development plan approved production, which is in line with Cairn’s unified Rajasthan block offtake capability.

Raageshwari Gas Processing Facility

The Raageshwari gas terminal about 70 kms from the Mangala processing terminal, comprises facilities to remove condensable hydrocarbon liquids and water from the gas produced from Raageshwari gas terminal wells. Gas produced and processed at Raageshwari gas terminal was supplied solely to Mangala processing terminal and to the heating stations along the oil export pipeline from Mangala processing terminal. In March 2013, Cairn commenced the commercial sale of gas from the Raageshwari deep gas field. This was the first step towards unlocking the natural gas potential of the Rajasthan assets. An ongoing drilling programme with surface upgradation project is expected to increase natural gas production and sales from the field. The upgrade of the facility is expected to be completed by the fourth quarter of 2020. The upgraded facility will have the capacity to process approximately 150 mmscfd of gas from adjoining gas fields. On the pipeline front, Cairn signed an agreement with GSPL India Gasnet Limited for constructing eighteen-inches diameter pipeline connecting Raageshwari Gas Terminal to Pali and thereon connecting Mehsana to Bhatinda to Palanpur, in accordance with the Petroleum and Natural Gas Regulatory Board (“PNGRB”) approval.

Power facilities

At the Rajasthan block, captive power is generated at the Mangala processing terminal via steam turbine generators and Raageshwari gas terminal via gas engines. The total power capacity across Mangala processing terminal and Raageshwari gas terminal aggregates to 63.3 MW. The gas used as fuel is the associated gas from the fields at Rajasthan. For power requirements exceeding the power generation capacity, which is based on associated gas availability, Cairn taps into the Rajasthan state grid power or buys it through open access from the energy exchanges at lower rates.

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

Since its commissioning, total cumulative crude oil sales of 446 million barrels have been achieved through the existing pipeline facilities up to March 31, 2018. With the use of drag reducing agents, the proven dispatch capacity of the Mangala development pipeline has been enhanced to around 250,000 bbls per day. Given its length, the Mangala development pipeline incorporates a pipeline intrusion detection system to provide surveillance along its entire length by using fibre optics. Vedanta Limited - oil and gas business’s pipeline operations received accreditation of both OHSAS: 18001 and ISO: 14001 systems in fiscal year 2018.

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

In November 2015, the Salaya-Bhogat pipeline and terminal at Bhogat were commissioned and the first cargo of 500,000 barrels of Rajasthan crude oil was successfully loaded in December 2015 through the Bhogat terminal for Mangalore Refinery and Petrochemicals Limited (“MRPL”). The terminal has provided access to a larger market for Rajasthan crude. This should enable Cairn to diversify customer mix and reduce dependence on limited number of customers.

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

Exploration

Cairn is rejuvenating its oil and gas exploration efforts in the prolific Barmer Basin. An integrated contract has been awarded for exploration and appraisal drilling campaign of 7 to18 exploration and appraisal wells. Well spud is expected by second quarter of fiscal year 2019.

Ravva

Ravva Block Production Sharing Contract

The production sharing contract for the exploration, development and production of the Ravva block (the “Ravva PSC”) was signed on October 28, 1994 (“Effective Date”) between GoI and a consortium consisting of ONGC, Videocon Industries Limited (formerly Videocon Petroleum Limited), Ravva Oil and Cairn Energy India Pty Limited (formerly known as Command Petroleum (India) Pty Limited) (“Command Petroleum”) with Command Petroleum being designated as the operator. In 1996, Cairn Energy Plc acquired Command Petroleum, including its interest in the Ravva block, and subsequently Vedanta Limited - oil and gas business (since merged with Vedanta) became the operator.

As at March 31, 2018, Vedanta Limited - oil and gas business holds a 22.5% working interest in the Ravva block with the remaining interests currently held by ONGC (40%), Videocon Industries Limited (25%) and Ravva Oil (12.5%) (together the “Ravva Joint Operating Partners”). Ravva PSC is valid until October 27, 2019, unless the Ravva PSC is terminated earlier in accordance with its terms, but may be extended by GoI for a further period not exceeding five years, provided that in the event of commercial production of non-associated natural gas the PSC may be extended for a period not exceeding 35 years from the Effective Date. The MoPNG, through a notification dated March 28, 2016 issued a policy for the grant of an extension to the production sharing contracts signed by the GoI awarding small, medium sized and discovered fields to private joint ventures (the “Ravva Extension Policy”). The Ravva Extension Policy defines the framework for granting of the extension and covers 28 small and marginal fields, including the Ravva field.

The Ravva Extension Policy, amongst others, provides for an increased share of profit petroleum of 10% for the GoI during the extended term of the Ravva PSC. According to the terms of the Ravva Extension Policy, the joint operation partners have applied to the GoI seeking extension of the Ravva PSC by 10 years. Under the Ravva PSC, Vedanta Limited - oil and gas business is entitled to recover 100% of exploration, development and costs of production from crude oil and natural gas sales before any profit is allocated among the parties.

As per the terms of the Ravva PSC, the crude oil and condensate produced from the Ravva block is being sold to both the public sector undertakings refineries and private refineries. As of March 31, 2018, commercial sales arrangements are in place for over 25,000 bopd with public sector undertakings and private refineries. All sales to the GoI nominees are to be valued at a F.O.B. selling price per barrel in US dollars, ascertained on Platts, of one or more crude oils of similar characteristics and quality or through the spot market for such crude oil, whichever price is determined by the parties to reflect more truly the current value of the sale.

The Ravva PSC also provides that royalties and cess are payable on production and sales respectively. The royalty rate on crude oil and casing head condensate is set at ₹ 481 per metric ton ($ 1.0 per barrel), regardless of the value of the crude oil. A levy on the production of crude oil under the provisions of the Oil Industry (Development) Act, 1974 of India (the “OIDA Cess”) is set by the Ravva PSC at ₹ 900 per metric ton of crude oil production ($ 1.8 per barrel).

The royalty payable on natural gas is set at 10% of the wellhead value of the natural gas (typically 9% of natural gas revenue). OIDA Cess is not payable on natural gas production. Royalties and OIDA Cess are capped by the Ravva PSC at these levels regardless of the generally prevailing royalty and cess rate. Payment of royalty and OIDA Cess payments are recoverable under the Ravva PSC before any profit is allocated among the parties. As ONGC originally discovered the Ravva block, Vedanta Limited - oil and gas business and other members of the Ravva Joint Operating Partner are obliged to make a series of production payments to ONGC based on cumulative crude oil production. The method of calculating the production payments is set out below.

	Gross Payment Owed to ONGC	Net Payment by Vedanta Limited - oil and gas business
	($ million)
For every 25 million barrels produced up to 75 million barrels	9.0	3.4
For every 5 million barrels produced between 75-100 million barrels	1.8	0.7
For every 5 million barrels produced between 100-225 million barrels	1.7	0.6
For every 5 million barrels produced between 225-250 million barrels	1.4	0.5
For every 5 million barrels produced over 250 million barrels	0.9	0.3

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

The Ravva joint operation partners (excluding ONGC) initiated arbitration proceedings and the arbitral tribunal announced its award on January 18, 2011 broadly allowing companies including Vedanta Limited - oil and gas business to recover base development cost spent amounting to $ 278 million and disallowed an over-run of $ 22 million spent in respect of base development cost and directed 50.0% legal cost on the GoI. The High Court of Kuala Lumpur, on August 30, 2012, dismissed the GoI’s application for setting aside the award with costs. Further appeal by the GoI before the Court of Appeal, Kuala Lumpur and the Federal Court of Malaysia were also dismissed. The arbitration award in base development matter was in favour of Vedanta Limited - oil and gas business, Videocon Industries and Ravva Oil Singapore and has attained finality, in so far as the Malaysian proceedings are concerned. Vedanta Limited - oil and gas business, Videocon Industries and Ravva Oil Singapore have filed an application for enforcement of the said award before the High Court of Delhi as an additional measure of caution and the matter is listed for August 7, 2018. Vedanta Limited - oil and gas business, Videocon Industries also initiated an arbitration proceeding against the GoI to determine the costs to be considered for cost recovery purposes, in connection with the ONGC carry. See “Item 8. Financial Information – Consolidated Statements and other Financial Information – Legal Proceedings” for further details.

Additionally, on August 14, 2015, GoI filed a suit and obtained an ex-parte stay-order from the High Court of Delhi against the determination of ‘quantum of costs’ by the arbitral tribunal. Vedanta Limited - oil and gas business filed an appeal before the Court against the stay-order. The same appeal has been allowed by the Court through its order dated May 3, 2016 and the aforesaid stay-order obtained by the GoI in this matter has been set aside by the Division Bench of the High Court. The GoI filed a special leave petition against the Division Bench’s order, which will be heard by the Supreme Court at a date which will be made available by the Court. The next hearing before the Court in the GoI’s civil suit is scheduled for August 10, 2018.

Operations

During fiscal year 2018, the Ravva block produced 2,012 boepd, with a plant uptime of over 99%. The production of Ravva block decreased from 2,296 boepd in fiscal year 2017 to 2,012 boepd in fiscal year 2018, the decrease of 284 boepd in production was due to natural field decline.

The following table sets out the net average daily production of oil and gas from the Ravva block for the years ended March 31, 2016, 2017 and 2018:

Average Daily Production	Units	2016	2017	2018	% Change (2017 Vs. 2018)
Net operated	Boepd	3,448	2,296	2012	(12%)
Oil	Bopd	3,015	2,047	1,722	(16%)
Gas	Mmscfd	3	1	2	100%

Facilities

Currently, there are eight unmanned offshore platforms and a 225-acre onshore processing facility at Surasaniyanam, Andhra Pradesh, for processing the natural gas and crude oil produced from the offshore field. The Ravva onshore terminal operates under internationally recognized environmental standard (ISO 14001) and occupational health and safety standard (OHSAS18001). The onshore facility has the capacity to handle 90,000 barrels per day of liquid, 95 mmscfd of natural gas, and 110,000 bbls of water injection per day. The terminal also has the capacity to store 1.0 mmbbls of crude oil and captive power generation capacity of 10 MW.

Cambay

Cambay Block Production Sharing Contract

Exploration, development and production of the Cambay block is governed by a production sharing contract between the GoI and a consortium consisting of ONGC, Tata Petrodyne Limited (“Tata”) and Vedanta Limited - oil and gas business (the “Cambay Joint Operating Partners”) which was signed on June 30, 1998 (“Effective Date”) (the “Cambay PSC”) and runs until 2023 unless the Cambay PSC is terminated earlier in accordance with its terms and may be extended for a further period of not exceeding 5 years, provided that in the event of commercial production of non-associated natural gas the Cambay PSC may be extended for period not exceeding 35 years from the Effective Date. By way of a notification dated April 7, 2017, the MoPNG issued a policy for the grant of extension to the production sharing contracts signed by the GoI awarding Pre-NELP Extension Policy. The Pre-NELP Extension Policy defines the framework for granting extensions for Pre-NELP blocks and covers both the Rajasthan and Cambay fields. The Pre-NELP Extension Policy, amongst others, provides for an increased share of profit petroleum of 10% for the GoI during the extended term of the Cambay PSC. The extension application for the Cambay block shall be due for filing in 2021. Vedanta’s participating interest in the Cambay Basin joint operation consists of a 40% interest in the Lakshmi, Gauri and CB-X development areas. The remaining interests in these development areas are held by ONGC (50%) and Tata (10%).

Operations

The Cambay block started production in calendar year 2002. During fiscal year 2018, the block produced 2,648 boepd with an uptime of over 99%. Production was supported by successful execution of infill drilling campaign which commenced in December, 2017 and was completed by May, 2018.

The following table sets out the net average oil and gas daily production from the Cambay block for the years ended March 31, 2016, 2017 and 2018:

Average Daily Production	Units	2016	2017	2018	% Change (2017 Vs. 2018)
Net operated	Boepd	2,546	2,308	2,648	15%

Oil	Bopd	2,197	1,946	2,189	13%

Gas	Mmscfd	2	2	3	50%

Facilities

An 82-acre onshore processing facility at Suvali, processes natural gas and crude oil from the Lakshmi and Gauri fields. This facility has a capacity to process 150 mmscfd of natural gas and 10,000 bopd of crude oil and includes a three stage separator oil processing train, four storage tanks of combined capacity of 40,000 bbls as well as 4.8 MW captive power generation capacity. As part of the asset’s long term facility augmentation plan, a storage tank to expand the crude storage capacity at Suvali terminal and an offshore gas lift compressor package to provide artificial lift to the wells have been commissioned during fiscal year 2016. The processing plant and offshore infrastructure are certified to ISO 14001 and OHSAS 18001 standards.

Power Generation facilities

Cairn’s current power generation facilities are set up to address the captive power requirements to run its routine business operations. The total installed capacity across upstream and midstream operations are 165 MW. The following table sets forth information relating to the existing power capacity as of March 31, 2018:

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

Development

KG Onshore

KG-ONN-2003/1, Krishna Godavari Basin (49% participating interest)

The onshore block KG-ONN-2003/1, located in the Krishna Godavari basin in the state of Andhra Pradesh, was awarded in NELP V round to a joint venture between Vedanta Limited - oil and gas business and ONGC. Vedanta Limited - oil and gas business and ONGC entered into a production sharing contract on September 23, 2005 (the “KG-ONN-2003/1 PSC”). Vedanta Limited - oil and gas business has 49% ownership interest in the block. Nagayalanka-1Z was the first discovery in the block. Following this discovery, the joint operation (with ONGC) for the block opted to enter phase-II of the exploration license. The second exploration well, Nagayalanka-SE-1, was drilled which resulted in a light oil discovery in the onshore part of the KG basin.

The Declaration of Commerciality for the two Nagayalanka discoveries (Nagayalanak-1z and Nagayalanka SE-1) was approved at the management committee meeting held in July 2014. Operatorship was then transferred to ONGC as per the KG-ONN-2003/1 PSC. Production from the existing well has commenced in the first quarter of fiscal year 2019 and a new campaign to drill three development wells is planned to commence in the second quarter of fiscal year 2019.

Exploration

In addition to the Rajasthan, Ravva and Cambay blocks, exploration activity was carried out in the year across other blocks in our portfolio. The main basins include the Orange Basin and the Krishna Godavari Basin.

KG Offshore

KG-OSN-2009/3, Krishna Godavari Basin (operator, 100% participating interest)

The offshore block KG-OSN-2009/3 covers an area of 1,988 square kms and is located in the Krishna Godavari Basin off the coast of the state of Andhra Pradesh. Vedanta Limited - oil and gas business is the operator and holds a 100% interest in the block. Block KG-OSN-2009/3 is a shallow water block with water depths within the block ranging between near shore to 400 meters. The production sharing contract was signed on June 30, 2010 and the petroleum exploration license was granted in August 2010. The block is currently in the initial exploration phase which is extended until December 14, 2018 pursuant to an approval from MoPNG.

Interpretation of the seismic volumes has identified robust drillable prospects and a number of leads over different play types. A two-well exploratory drilling campaign commenced during the first quarter of fiscal year 2019 to establish the potential of the block.

Palar-Pennar

Palar-Pennar Basin (operator, 35% participating interest) (Relinquished)

The block is located in the Palar Pennar basin, south of the Krishna Godavari basin and north of the Cauvery basin off the east coast of India. Water depths in the block range from a few meters (near shore) to 400 meters at the eastern boundary of the block. The block covers an area of approximately 9,417 square kms. Vedanta Limited - oil and gas business has a 35% ownership interest in the block and are the operator, while the consortium members ONGC and Tata hold interests of 35% and 30%, respectively.

The block was under force majeure since fiscal year 2010 as the location was falling within the prohibited zone notified by government authorities and permission to carry out exploration and petroleum operations in this area was not considered appropriate by the Department of Space, GoI. However, the application for the shift of the restricted boundary has been accepted by government authorities paving the way for further exploration activity. Approval for a special dispensation period in the block was granted for 30 months effective from January 1, 2015 and date of the expiry of Phase-1 completed on June 30, 2017. A three-well exploratory drilling campaign in the frontier block started in February 2017 and was completed on April 16, 2017.

All three commitment wells were drilled, plugged and abandoned as dry wells. The wells targeted different play types, which have been successful in the adjacent Krishna-Godavari and Cauvery Basins. The lack of hydrocarbons in these wells due to absence of source rock in the basin, which was envisaged as the principal risk in pre-drill prognosis, led to the decision on relinquishment of the same. All the formalities relating to the relinquishment were completed during the second quarter of fiscal year 2018.

Mumbai Offshore

Mumbai Offshore Basin (operator, 100% participating interest) (Relinquished)

This block was awarded under the NELP VIII licensing round and is located in the Mumbai Offshore Basin. The processing of the acquired 2,128 line km of 2D broadband seismic was completed in fiscal year 2015. During fiscal year 2016, regional prospectively analysis was completed, together with interpretation of the newly acquired PSTM processed broadband 2D seismic data. Due to poor prospects and high levels of risk revealed through the analysis, during fiscal year 2017, we had applied for the relinquishment. The first exploration phase expired on April 16, 2016 and all related formalities related to the relinquishment were completed in fiscal year 2018.

South Africa

Block 1—Orange Basin, South Africa (operating through a subsidiary, 60% participating interest)

Cairn signed a farm-in agreement with PetroSA, the national oil company of South Africa, for the 19,898 square kms off-shore block 1 (“Block 1”), located in the Orange Basin in South Africa. Cairn South Africa Proprietary Limited, which is wholly owned by Vedanta Limited through its subsidiaries, holds a 60% participating interest in Block 1 and is the operator.

Following farm-in and assignment of participating interest in the block in early calendar year 2013, Cairn acquired 1,981 square km of 3D seismic data in fiscal year 2014. Additionally, acquisition of 3,000 line km of 2D seismic data was concluded in early March, 2014. Both the 3D seismic and 2D seismic surveys were completed without incident and on time to fulfill the work program commitments for the first renewal phase.

A robust inventory of exploration prospects has been identified based on fiscal year 2014 3D seismic survey, which covers the outboard portion of Block 1. The outboard region is interpreted as oil-prone, constituting a play fairway that has not been tested by historical exploration drilling. Cairn along with the joint operation partner has deferred its entry to the second renewal phase awaiting clarity on the proposed regulatory changes and fiscal terms as given in the amendment bill of Mineral and Petroleum Resources Development Act, 2002.

Sales and Marketing

Cairn’s ten largest customers accounted for approximately 100% of its revenue in fiscal years 2016, 2017 and 2018 respectively. Four of Cairn’s customers accounted for approximately 90.0% of its business revenue in fiscal year 2016, 87% in fiscal year 2017 and 89.8% in fiscal year 2018.

In fiscal year 2018, Cairn sold 100% of the oil and gas it produces in the Indian market.

100% of the oil and gas that Cairn produced in fiscal year 2018 was sold under annual/monthly contracts specifying quantity and price. For Rajasthan and Cambay blocks, crude oil price in fiscal year 2018 was benchmarked to Bonny Light, West African low sulphur crude that is frequently traded in the region, with appropriate adjustments for crude quality. Similarly, for Ravva block, crude oil price in fiscal year 2018 was benchmarked to Tapis and Minas, South Asian crude. The crude oil price benchmarks are based on crude oil sales agreement.

Projects and Developments

Vedanta Limited plans to spend $ 600 to $ 800 million on oil and gas projects in fiscal year 2019. The oil and gas portfolio comprises of rich set of options ranging from enhanced oil recovery projects, tight oil and tight gas projects and exploration prospects.

In order to execute the projects, the Vedanta Limited – oil and gas business has devised a model to partner with world class oil field service companies for the end to end integrated execution of its projects. The scope of the project involves end to end turn-key development including exploration and appraisal, reservoir establishment, well construction and surface facilities development. The contracts are being awarded with built in risk-reward mechanism for early execution. The rewards (bonus) over and above the base costs are primarily linked to schedule adherence, reserve accretion and health, safety and environment performance as per the respective contracts for the projects.

Some of Vedanta Limited – oil and gas business’s principal projects are set out below:

Enhanced Oil recovery – Polymer in Bhagyam and Aishwariya fields and Alkaline Surfactant Polymer in Mangala, Bhagyam and Aishwarya Fields

The success of the polymer enhanced oil recovery at Mangala is being replicated at Bhagyam and Aishwariya fields to increase recovery rates. The contracts for the enhanced oil recovery projects have been awarded. Drilling has commenced during the first quarter of fiscal year 2019.

In addition, Cairn is commencing a 45 infill wells drilling campaign in the prolific Mangala field to accelerate near term production. The drilling has commenced from the first quarter of fiscal year 2019.

The Alkaline surfactant polymer project at Mangala shall enable incremental recovery from the prolific Mangala field. We have successfully tested the pilot project in the Mangala field which has created opportunities for Cairn to implement the alkaline surfactant polymer project. The project shall entail drilling of wells and developing infrastructure facilities at Mangala processing terminal.

The contract for drilling in the alkaline surfactant polymer project has been awarded, whereas, the contract for facilities in the project is yet to be awarded.

Barmer Hill and Satellite field development

The development of Barmer Hill and Satellite fields is a key growth driver for Cairn, with a focus on increasing production through the development of these fields. The Barmer Hill formation can be classified into two major development opportunities namely, Barmer Hill North consisting of oil prone porcellanite rocks and Barmer Hill South consisting of muddy porcellanites.

The Aishwariya Barmer hill is the first tight oil project being monetized. Aishwariya Barmer hill stage I production from seven existing wells commenced during second quarter of fiscal year 2018. Aishwariya Barmer hill stage II consists of drilling and fracking of 39 new wells, new surface facilities including well hook-ups, pipeline augmentation and installation of de-gassing facility. The contract for Aishwariya Barmer hill wells and facilities has been awarded. Work is ongoing on surface facility for Aishwariya Barmer hill while the drilling has commenced in the first quarter of fiscal year 2019.

Cairn has made 38 discoveries in the Rajasthan Block to date (out of which discoveries comprise of complex tight oil reservoirs). In order to monetize, these appraisal activities through global technology partnership will be carried out in the coming next 12 to 15 months, prior to conceptualizing and developing a full field development plan.

Raageshwari Deep Gas development

Gas development in the Raageshwari Deep Gas field continues to be a strategic priority. Phase I of the project is to ramp up the production to 45 mmscfd was completed in December 2017. Phase II of the project is being executed through an integrated development approach to ramp up overall Rajasthan gas production to 150 mmscfd and condensate production of 5 kboepd. Contracts for the drilling of wells as well as gas terminal have been awarded. The drilling of wells commenced from the first quarter of fiscal year 2019.

Surface facility upgrade at Mangala Processing Terminal

In order to maximize oil production, Cairn is focusing on increasing liquid handling capacity by 30% at the Mangala processing terminal. A series of measures are being planned to increase the liquid handling and water injection capacities in a phased manner.

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

DeGolyer and MacNaughton performed an independent evaluation of our 100% estimated reserves base as of March 31, 2018. See the reserves appraisal report by DeGolyer and MacNaughton, dated May 5, 2018, included as exhibit to this Annual Report.

All the proved reserves presented herein are based on production sharing contracts with the GoI. As such, all net reserves are based on an entitlement calculation which converts Cairn’s share of cost recovery and profit petroleum under each contract to a volume equivalent of net reserves in accordance with SEC guidance on calculating net reserves subject to these agreements. For further information on our proved reserves, see “Supplementary Information on Oil and Gas Exploration and Production” on page F-122.

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

The table below sets forth our estimated net proved developed and undeveloped reserves of crude oil and natural gas by region as of March 31, 2018, based on average fiscal year 2018 prices:

	Reserves
Reserve category	Oil (mmbbls)	Natural Gas (bcf)	Total oil and gas products (mmboe)
Proved developed
India	38.59	9.87	40.23
South Africa	—	—	—

Proved undeveloped

	Reserves
Reserve category	Oil (mmbbls)	Natural Gas (bcf)	Total oil and gas products (mmboe)
India	8.77	1.30	8.99
South Africa	—	—	—

Total proved reserves	47.36	11.16	49.22

Note: Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.

The table below summarizes information about the changes in total proved reserves for 2016, 2017 and 2018:

Total Proved Developed and Undeveloped Reserves

	Oil (mmbbls)	Natural gas (bcf)	Total oil and gas products (mmboe)
Reserves quantity information for the year ended March 31, 2016
March 31, 2015	90.09	4.89	90.91
Revisions of previous estimates	20.62	4.94	21.44
Improved recovery	—	—	—
Purchases or (sales) of minerals	—	—	—
Extensions and discoveries	—	—	—
Production	(32.61)	(4.32)	(33.33)

March 31, 2016	78.10	5.51	79.02
Reserves quantity information for the year ended March 31, 2017
March 31, 2016	78.10	5.51	79.02
Revisions of previous estimates	7.53	3.16	8.05
Improved recovery	—	—	—
Purchases or (sales) of minerals	—	—	—
Extensions and discoveries	—	—	—
Production	(28.07)	(2.96)	(28.56)

March 31, 2017	57.56	5.71	58.51
Reserves quantity information for the year ended March 31, 2018
March 31, 2017	57.56	5.71	58.51
Revisions of previous estimates	15.11	10.95	16.94
Improved recovery	2.96	—	2.96
Purchases or (sales) of minerals	—	—	—
Extensions and discoveries	0.23	—	0.23
Production	(28.50)	(5.50)	(29.42)
March 31, 2018	47.36	11.16	49.22
Proved Developed and Undeveloped Reserves

Total proved reserves as at March 31, 2017 was 58.51 mmboe. For the year ending March 31, 2018, total revisions of 16.94 mmboe comprised an increase of 18.62 mmboe based on technical revisions due to improved production performance and the approval of proved undeveloped projects, and a decrease of 1.68 mmboe due to revisions based on commodity prices. These total revisions comprise 2.70 mmboe for Cambay block (CB/OS-2), 14.01 mmboe for Rajasthan block (RJ-ON-90/1), and 0.23 mmboe for Ravva block (PKGM-1). In fiscal year 2018, improved recovery of 2.96 mmboe were added from approved polymer injection project in Aishwariya field. Extensions and discoveries of 0.23 mmboe were on account of inclusion of the Guda and Kaameshwari West-2 fields which were approved for development. After adjusting the production of 29.42 mmboe, the total proved reserves as at March 31, 2018, were 49.22 mmboe.

Proved developed reserves as at March 31, 2017 were 57.87 mmboe. For the year ending March 31, 2018, total revisions of 11.55 mmboe comprised technical revisions of 12.74 mmboe which were due to improved production performance, primarily in the Rajasthan block. These positive technical revisions were offset by a decrease in 1.19 mmboe due to revision of commodity prices. These total revisions comprise 2.79 mmboe for Cambay Block, 8.55 mmboe for Rajasthan block and 0.21 mmboe for Ravva block. The improved performance of the waterfloods in Aishwariya and Bhagyam fields and the improved response to the polymer-augmented waterflood in the Mangala field represented the majority of the upward technical revision. In fiscal year 2018, extensions and discoveries of 0.23 mmboe were on account of inclusion of the Guda and Kaameshwari West-2 fields which were approved for development. After adjusting the production of 29.42 mmboe, the total proved developed reserves at March 31, 2018, were 40.23 mmboe. There was no progression from proved undeveloped to proved developed reserves during fiscal year 2018 and no related corresponding capital expenditure was incurred during the year.

Proved undeveloped reserves as at March 31, 2017, were 0.64 mmboe. In fiscal year 2018, total revisions of 5.39 mmboe comprised technical revisions of 5.88 mmboe associated with the addition of approved development projects for Aishwariya, Mangala, N-E, N-I, and Ravva fields. These positive technical revisions were offset by a decrease of 0.49 mmboe due to changes in commodity prices. These total revisions comprised a decrease of 0.09 mmboe in Cambay block, an increase of 5.46 mmboe in Rajasthan block and an increase of 0.02 mmboe in Ravva block. In fiscal year 2018, improved recovery of 2.96 mmboe were added from approved polymer injection project in Aishwariya field. The proved undeveloped reserves as of March 31, 2018, were 8.99 mmboe. There are no material amounts of proved undeveloped reserves that remain undeveloped for five years or more.

Internal controls over reserves estimation process

Cairn maintains an internal staff of petroleum engineers, geoscientists and economists who work closely with our independent reserves engineers to ensure the integrity, accuracy and timeliness of data furnished to our independent reserves engineers in their estimation process and who have knowledge of the specific properties under evaluation. All the activities of reserves estimation are being coordinated by our Reserves Manager and our Chief Reservoir Engineer who are primarily responsible for overseeing the preparation of our reserves estimates and for the internal control over our reserves estimation. The Chief Reservoir Engineer has more than 26 years of industry experience in the exploration and production sectors as a practicing reservoir engineer, with broad experience in reserves assessment, field development and management.

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

Independent reserves estimation

Reserves estimates presented herein for our Indian assets are based on the D&M Reserves Reports, completed on May 5, 2018, a copy of which has been filed as an exhibit to this Annual Report.

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

Thomas C. Pence, Senior Vice President with D&M was responsible for the preparation of the D&M Reserves Report. Mr. Pence studied at the Texas A&M University and graduated as a Bachelor of Science in Petroleum Engineering in the year 1982. He is a registered professional engineer in the State of Texas and a member of the International Society of Petroleum Engineers. He has more than 35 years of experience in oil and gas reservoir studies and reserves evaluations.

The D&M Reserves Report covered 100% of our total proved reserves. In connection with the preparation of the D&M Reserves Report, D&M prepared its own estimates of our proved reserves. In the process of the reserves evaluation, D&M did not independently verify the accuracy and completeness of information and data furnished by Cairn with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the fields and sales of production. However, if in the course of the examination something came to the attention of D&M that brought into question the validity or sufficiency of any such information or data, D&M did not rely on such information or data until it had satisfactorily resolved its questions relating thereto or had independently verified such information or data. D&M independently prepared reserves estimates to conform to the guidelines of the SEC, including the criteria of “reasonable certainty,” as it pertains to expectations about the recoverability of reserves in future years, under existing economic and operating conditions, consistent with the definition in Rule 4-10(a) of Regulation S-X. D&M issued the D&M Reserves Report based upon its evaluation. D&M’s primary economic assumptions in estimates included oil and gas sales prices determined according to SEC guidelines, future expenditures and other economic assumptions (including interests, royalties and taxes) as provided by Cairn. The assumptions, data, methods and procedures used, including the percentage of our total reserves reviewed in connection with the preparation of the D&M Reserves Report were appropriate for the purpose served by such report, and D&M used all methods and procedures as it considered necessary under the circumstances to prepare such reports.

However, uncertainties are inherent in estimating quantities of reserves, including many factors beyond our and our independent reserves engineers’ control. Reserves engineering is a subjective process of estimating subsurface accumulations of oil and natural gas that cannot be measured in an exact manner, and the accuracy of any reserves estimate is a function of the quality of available data and its interpretation. As a result, estimates by different engineers often vary, sometimes significantly. In addition, physical factors such as the results of drilling, testing and production subsequent to the date of an estimate, economic factors such as changes in product prices or development and production expenses, and regulatory factors, such as royalties, development and environmental permitting and concession terms, may require revision of such estimates. Cairn’s operations may also be affected by unanticipated changes in regulations concerning the oil and gas industry in the countries in which Cairn operates, which may impact our ability to recover the estimated reserves. Accordingly, oil and natural gas quantities ultimately recovered will vary from reserves estimates.

Oil and gas production, production prices and production costs

The following tables set forth our production of crude oil and natural gas on entitlement interest basis, by geographic area for the years ended March 31, 2016, March 31, 2017 and March 31, 2018:

Hydrocarbon production by geographic area

	For the year ended March 31,
	2016			2017			2018
	Crude Oil (mmbbls)	Natural Gas(1) (bcf)	Total (mmboe)	Crude Oil (mmbbls)	Natural Gas(1) (bcf)	Total (mmboe)	Crude Oil (mmbbls)	Natural Gas(1) (bcf)	Total (mmboe)

India(2)	32.61	4.32	33.33	28.07	2.96	28.56	28.50	5.50	29.42

Mangala(3)	21.33	—	21.33	20.01	—	20.01	20.28	—	20.28

Others	11.28	4.32	12.00	8.06	2.96	8.55	8.22	5.50	9.14
Sri Lanka(4)	—	—	—	—	—	—	—	—	—

South Africa(5)	—	—	—	—	—	—	—	—	—

Total	32.61	4.32	33.33	28.07	2.96	28.56	28.50	5.50	29.42

Notes:

(1)	Natural gas production figures are the production volumes of natural gas available for sale, excluding flared and re-injected gas and gas consumed in operations.
(2)	For the computation of EI production, Ravva royalty fees have not been netted off.
(3)	Mangala field is separately included as it contains more than 15% of our total proved reserves.
(4)	The Sri Lanka Block was relinquished as at March 31, 2016.
(5)	Cairn’s South Africa operations are still in exploration stage.

The following table sets forth our average sales prices by geographic area and by-product type for the last three years:

India (US $)
During the year ended March 31, 2016
Average sale prices
Oil, (per barrel)	40.8
Natural gas, (per mscf)	7.1
During the year ended March 31, 2017
Average sale prices
Oil, (barrel)	43.3
Natural gas, (mscf)	7.7
During the year ended March 31, 2018
Average sale prices
Oil, (barrel)	50.7
Natural gas, (mscf)	7.2

The following table sets forth our average production costs by geographic area for the last three fiscal years:

		For the Year Ended March 31,
	Unit of Measurement	2016	2017	2018
India
Oil and gas	($ per boe)	21.8	20.4	21.5

The cost of production for oil and gas business consists of:

•	expenditure incurred towards the production of crude oil and natural gas including statutory levies, such as cess, royalties (except Rajasthan block) and production payments payable pursuant to the production sharing contracts as well as operational expenditures such as costs relating to manpower, repairs and maintenance of facilities, power generation and fuel for such facilities, water injection, insurance, storage, transportation and freight of crude oil and natural gas, among others. The total production cost is divided by the net interest quantity of oil and gas produced to determine the cost of production per barrel of oil equivalent See “Item 5. Operating and Financial Review and Prospects – Factors Affecting Results of Operations—Royalty and cess payments” for further details.

Drilling and other exploratory and development activities

The following table sets forth the number of net productive and dry exploratory and development wells drilled for the last three fiscal years. For more information about our on-going exploration and production activities, see “Information on the Company — Business Overview—Our Business — Our Oil and Gas Business — Principal Facilities”.

Net Productive and Dry Exploratory and Development Wells

	2016	2017	2018
	(Number of wells)
Net productive exploratory wells drilled
India	—	—	—
Sri Lanka	—	—
South Africa	—	—	—

Total productive exploratory wells drilled	—	—	—
Net dry exploratory wells drilled:
India	—	0.4	0.7
Sri Lanka	—	—
South Africa	—	—	—

Total dry exploratory wells drilled	—	0.4	0.7
Total number of net exploratory wells drilled	—	0.4	0.7
Net productive development wells drilled:
India	20.3	—	13.7
Sri Lanka	—	—
South Africa	—	—	—

Total productive development wells drilled	20.3	—	13.7
Net dry development wells drilled:
India	—	—	—
Sri Lanka	—	—
South Africa	—	—	—
Total dry development wells drilled	—	—	—

Total number of net development wells drilled	20.3	—	13.7

Present activities

The following table summarizes the number of wells in the process of being drilled as of March 31, 2018.

Number of Wells Being Drilled as of March 31, 2018

	Gross	Net
	(Number of wells)
Wells drilling
India	2	1.1
South Africa	—	—

Total wells drilling	2	1.1

Oil and gas properties, wells, operations and acreage

Cairn’s blocks containing proved reserves have leases which currently expire in May 14, 2020 for Rajasthan block, October 27, 2019 for Ravva block and June 29, 2023 for Cambay block. Estimates of proved reserves disclosed as of March 31, 2018, and all preceding periods for each block represent only those quantities that were estimated to be recoverable prior to the expiration date of the respective PSC. No reserves were estimated or included for quantities that may be recoverable after the expiration date of the PSCs.

The following tables show the number of gross and net productive oil and natural gas wells and total gross and net developed and undeveloped oil and natural gas acreage in which Cairn had interests as of March 31, 2018.

Gross and Net Productive Wells and Gross and Net Developed and Undeveloped Acreage

	As of March 31, 2018
	Oil		Natural gas
	Gross	Net	Gross	Net
	(Number of wells)
Gross and net productive wells(1)
India	462	324.70	47.00	31.30
South Africa	—	—	—	—

Total gross and net productive wells	462.00	324.70	47.00	31.30

	As of March 31, 2018
	Gross (acres)	Net (acres)
Gross and net developed acreage(2)
India	40,315	20,350
South Africa	—	—

Total gross and net developed acreage	40,315	20,350

	As of March 31, 2018
	Gross (acres)	Net (acres)
Gross and net undeveloped acreage(3)
India	1,430,508	1,086,045
South Africa	4,916,826	2,950,096

Total gross and net undeveloped acreage	6,347,334	4,036,141

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

Cairn’s lease holdings comprise five blocks in India of which the largest is the Rajasthan block in terms of acreage which accounts for approximately 52% of the total acreage. KG Offshore, being the second largest block constitutes approximately 33% of the total acreage. Cairn also has one block in South Africa.

Delivery Commitments

Crude Oil

Cairn sells crude oil from its various operating fields under production, under a variety of contractual obligations. Prior to start of every fiscal year under the various production sharing contracts between Cairn and GoI, GoI nominates volumes that would be up-lifted by its nominee refinery based upon the expected production from the field during the year. Cairn is free to tie-up with other domestic refineries (including private refineries) for the surplus available volume that is not nominated by GoI.

For fiscal year 2019, GoI has nominated approximately 95 kbpd of Rajasthan block and 14 kbpd of Ravva block. Cairn has reasonable endeavor crude oil sales agreements and there is no minimum committed quantity, thus, resulting in no financial implication.

Natural Gas

For Rajasthan block, GoI allocates gas to consumers from time to time. The delivery commitments for Cairn’s share of gas sales (participating interest) for the month of July 2018 is approximately 5.4 mmscf per day which is based on estimated gas production from the fields.

For Cambay block, Vedanta Limited - oil and gas business’s share of gas sales commitment (participating interest) for the month of July 2018 and August 2018 is approximately 3.1 mmscf per day and 1.6 mmscf per day respectively. For Ravva block, there is no annual commitment for gas sales for fiscal year 2019.

Cairn believes its domestic proved reserves will be sufficient to deliver the above mentioned contracted volumes. In case the actual delivered gas quantity does not meet committed gas quantity, then the financial implications are a discount of up to a maximum of 20% on the gas price offered to buyers based on the provisions of the respective gas sales agreement.

Distribution, Logistics and Transport

Rajasthan

The Mangala processing terminal has been designed as a centralized hub facility to handle crude oil production from the fields in the Rajasthan block that have been discovered by Cairn. Once crude oil reaches the Mangala processing terminal, generally via the pipeline, it is processed and transported to public-sector customers or private refineries that have purchased it. See “— Facilities – Mangala Processing Terminal” for more details.

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

Market share and Competition

The oil and gas exploration and production industry in India is competitive. Acreages to explore and exploit hydrocarbon resources are put up for bidding by the MoPNG under HELP policy, for Vedanta Limited – oil and gas business faces competition from Indian companies, including ONGC and Reliance Industries Limited, and major integrated and large independent multinational companies. The GoI has launched special bid rounds for small discoveries, thereby further enhancing competition to acquire acreage. The GoI has a major stake in ONGC, which has been awarded the majority of the exploration blocks offered by the GoI in the nine NELP licensing rounds held so far. Many of these competitors have access to financial or other resources substantially in excess of those available to Vedanta Limited – oil and gas business and accordingly may be better positioned to acquire and exploit prospects, hire personnel and market production. In addition, many of our competitors may be better able to withstand the effect of external changes in industry conditions such as worldwide crude oil and natural gas prices and levels of supply and the application of government regulations, which affect our business and which are beyond our control.

Cairn is a significant contributor to India’s domestic crude oil production, operating approximately 25% as derived from the provisional data published by Petroleum Planning and Analysis Cell of MoPNG statistics as of March 2018.

Seasonality

Our oil and gas business is not subject to seasonality as demand for oil and gas is consistent throughout the year.

Our Iron Ore Business

Overview

Our iron ore business is carried out in the states of Goa and Karnataka. Our iron ore business includes exploration, mining and processing of iron ore. In fiscal year 2018, we produced approximately 7.1 million dmt of saleable iron ore fines and lumps. The sales for fiscal year 2018 were at 7.6 million dmt (including sales of ore purchased through an e-auction of the ore confiscated by the government prior to the suspension of 2012) as compared to sales of 10.1 million dmt in fiscal year 2017.

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

On August 22, 2011, we acquired a 51.0% ownership interest in WCL, a Liberian iron ore exploration company which was a wholly owned subsidiary of Elenilto Minerals & Mining LLC, for a cash consideration of $ 90 million. On December 20, 2012, we acquired the remaining 49.0% of the outstanding common shares of WCL from Elenilto Minerals & Mining LLC for a cash consideration of $ 34 million.

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

The Supreme Court passed its final order in the matter on February 7, 2018 wherein it set aside the second renewal of the mining leases granted by the state of Goa. The Supreme Court directed all lease holders operating under a second renewal to stop all mining operations with effect from March 16, 2018 until fresh mining leases (not fresh renewals or other renewals) and fresh environmental clearances are granted under the Mines and Minerals (Development and Regulation) (“MMDR”) Act. Our mines in the State of Goa were impacted consequent to the judgement of the Supreme Court.

In October 2015, we proposed to the state government of Jharkhand to set up a 1 mtpa pig iron plant in Jharkhand, for Dhobil mining lease. On May 6, 2016, Stage-I Memorandum of Understanding (“MoU”) was signed between the state government of Jharkhand and Vedanta Limited to set up a 1 mtpa hot metal plant. Further on November 1, 2017, Stage II MoU was signed. The exploration drilling in our lease area commenced in May 2017 and report was submitted to the state government of Jharkhand in October 2017. The exploration report was examined by a technical committee comprising experts from Geological Survey of India, IBM and state geology and mining departments. In March 2018, the technical committee approved report for the purposes of issuing a letter of intent to Vedanta Limited for the grant of a mining lease for the Dhobil iron ore mine. We are still awaiting for the letter of intent to further carry on the process.

Principal Products

Iron ore

Our iron ore reserves consist of both lump and fine ore. As of March 31, 2018, the percentage of lump ore in the reserves was approximately 20.0% in Karnataka. The mines in Karnataka are of higher grade deposits, ranging between 56.0% to 60.0% iron. We sell lump ore from our mines in Karnataka primarily to domestic pig iron or steel producers. The majority of other iron ore produced by Goan mines was sold to purchasers in China.

Pig iron

We produce basic, foundry and nodular grade pig iron in various sub grades for steel mills and foundries.

Metallurgical coke

We also produce metallurgical coke, which is primarily used for captive consumption for producing pig iron in India.

Principal Facilities

Overview

The following map shows details of the locations of our iron ore business in India and around the world:

Mines

Goa mines

Our iron ore operations in Goa consisted of four major iron ore mines, namely Codli, Sonshi, Bicholim and Surla. In addition, we derived ore production from several satellite mines in North Goa. Our Goa leases were originally granted as mining concessions by the government during the Portuguese regime from 1955 onwards, and in 1987 these concessions were converted to mining leases. Before operations were suspended in September 2012, we operated a total of twenty one mining leases in Goa representing an area of approximately 1,690 hectares (includes one third-party lease on contract, representing an area of approximately 62 hectares). In January 2015, the state government of Goa revoked the mining suspension order, and in March 2015 MoEF has likewise revoked the suspension of environmental clearances. Subsequently, the lease deeds were executed and registered as of August 2015 to resume production for all working leases. The Supreme Court passed its final order in the matter on February 7, 2018 wherein it set aside the second renewal of the mining leases granted by the State of Goa. The Supreme Court directed all lease holders operating under a second renewal to stop all mining operations with effect from March 16, 2018 until fresh mining leases (not fresh renewals or other renewals) and fresh environmental clearances are granted under the Mines and Minerals (Development and Regulation) (MMDR) Act.

We carried out exploration in grid patterns of 100 meters by 100 meters at the initial stage of exploration, followed by grid patterns of 50 meters by 50 meters. Core samples were analyzed and used to interpret the ore body for the preparation of geological cross sections and the classification of the ore as either crude ore, sub-grade ore or mineral reject. Drill core sampling was undertaken on entire holes and the drill core material was sampled at the sample preparation facilities.

The gross value of fixed assets for our Goa operations, including capital works-in-progress, was ₹ 5,634 million ($ 87 million) as of March 31, 2018.

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

The Codli mines cover an area of approximately 340 hectares and were operated under the terms and conditions stipulated in four contiguous leases, three of which were owned by us with the remaining lease being owned by a third-party. We owned an additional two mining leases to the northwest of the current Codli mine operations where exploration was undertaken.

Exploration at the Codli mines began in 1966 and the mine first commenced production in 1973. Production at the mine reached 3 mmtpa by 1995. This mine had environmental clearance for a production level of 7 mmtpa untill the date of order passed by Supreme Court of India to discontinue the mining operations.

At the Codli mines, the lower grade iron formation was folded and subsequently eroded into basinal areas amenable to open-pit mining. Economically mineable material occurred over an area of about 3.1 kms by 1.6 kms and was located between 84 meters above sea level and 50 meters below sea level. The formations showed a general northwest-southeast trend with shallow to moderate dips towards the northeast with local reversals. The footwall comprised manganiferous clay and decomposed quartzites and the stratigraphy of the ore body is cross cut by altered dolerite dykes and sills which were manifested by pink clayey zones in the mine area.

The Codli mines are multi-pit, multi-lease fully mechanized mining units. The open-pits have a bench height of 7 meters, haulage roads of 25 meters width and an overall pit slope of 26 degrees. The Codli mines have 14 basins, of which 5 pits were exhausted. The lateritic overburden was removed either by ripping or dozing, and loaded by excavators and/or wheel loaders into heavy earth moving machinery such as rigid dumpers and articulated dumpers. Hauling within the mine was also done by rigid and articulated dumpers. An ore stockpile was maintained at all times to continuously feed the processing plants.

We had extensive ore processing facilities for upgrading the ore, which included crushing, dry screening, scrubbing, log washing, classifying, hydrocycloning, and magnetic separation with a wet high- intensity magnetic separator. The four Codli processing plants were between 1 and 18 years old and throughput capacity of the four Codli processing plants was 10 mmtpa. The processed ore was transported by road to a riverhead jetty by 10 ton tipper trucks and then further transported by barges to the Goa ports or transhipper for onward shipment. One plant was provided with a dry circuit to process high grade ore, while the remaining four wet plants process low grade ores. The Codli processing plants underwent regular maintenance and annual repairs were conducted during the monsoon season.

During fiscal year 2018, we had undertaken an exploration and evaluation program at the Codli mines which involved drilling a total of 79,379 meters in depth in 1,181 holes. The Codli mine deposits were extensively sampled.

Power at the Codli mines was supplied through a government grid supply network with a maximum contracted demand of 5,000 kVA. The site’s full water requirements were met from the rainwater accumulated in exhausted pits. In fiscal year 2018, 2.4 million wmt of crude ore was produced from the Codli mines.

The economic cut-off grade at the Codli mines was determined by the requirement to meet various sales contracts. We operate on a 50.0% iron operational cut-off grade in practice, as compared to the statutory cut-off grade of 45.0% iron.

We operated the Gauthona Dusrifal mine, the lease of which was held by M/s Timblo Private Limited, as an ore raising contractor since 1989. This mining concession was granted in 1958 to M/s Timblo Private Limited, which owned and operated the mine until 1988. Since 1983, we had a common boundary working agreement with M/s Timblo Private Limited and, in 1989, we acquired control of 40.8 hectares of the leasehold area. This mine is contiguous to the Codli mines. The mining method at the Gauthona Dusrifal mine was the same as that of the Codli mines described above. During fiscal years 2017 and 2018, there was no ore production from the Gauthona Dusrifal mine.

(ii) Sonshi mine

The Sonshi mine is situated in the north of Goa, approximately 34 kms from Panaji and approximately 40 kms north of the Codli mines. It comprises an open-pit mine. The area is well connected by metaled roads and the nearest railway station is at Tivim, approximately 25 kms from the Sonshi mine. The river loading point, Amona, is nine km from the site and the port is approximately 35 nautical miles from the river loading point. The airport is approximately 50 kms from the Sonshi mine.

The leasehold area of the Sonshi mine is 62 hectares. The Sonshi mine was operating under deemed consent until the temporary suspension of mining activities relating to iron ore by the state government of Goa. Due to the narrow width of the leasehold area, we had entered into common boundary working agreements with adjoining lessees to facilitate mining operations. The original mining concession was granted in 1953 to Cosme Costa & Sons. Production at the mine commenced in 1958. The agreements entered into by us with Cosme Costa & Sons for the raising and sale of iron ore were in place till March 31, 2018. The Sonshi mine had environmental clearance for a production level of 3.0 mmtpa till the date of order of Supreme Court of India to discontinue the mining operations.

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

The open-pit mining operations at the Sonshi mine were fully mechanized. The hard laterite capping is loosened either by drilling, blasting or ripping/dozing. The soft sub-lateritic zone was excavated and transported to respective laterite, clay and ore stacks. The material was then reloaded into smaller 10-ton trucks and transported to the plants for processing and beneficiation, which involved crushing, scrubbing, log washing, classifying, double stage cycloning and thickening. The waste was transported to a dump stockpile six to seven km away. Processing operations for the Sonshi mine were similar to those of the Codli mines described above. The processed ore was transported to the Amona jetty, loaded in barges and sent to Mormugao port approximately 35 nautical miles away.

There was no processing plant on-site. The extracted ore was transported by a fleet of contractors with 10-ton trucks to the processing plants at Amona (approximately 9 kms away), the Surla Mine beneficiation plant (approximately 4 kms away) and at Cudnem (approximately 6 kms away). The combined throughput capacity of the processing plants was 8.4 mmtpa till the date of order passed by Supreme Court to discontinue the mining operations. The plants underwent regular maintenance and annual repairs were carried out during the monsoon season.

No exploration activity was carried out in the mine during fiscal year 2018. The Sonshi mine was sampled in vertical and inclined drill holes with a total of 66,766 meters being drilled in 644 holes as of March 31, 2018.

Power at the mine was supplied through a government grid supply network and the maximum contracted demand was 1,000 KVA. A 625 KVA diesel generator was also available to supply power. In fiscal year 2018, 0.25 million wmt of crude ore was produced from the Sonshi mine.

The economic cut-off grade at the Sonshi mine was determined by the requirement to meet various sales contracts and the need to maintain stockpiles to meet the contract. We operated on a 50.0% iron operational cut-off grade in practice, as compared to the statutory cut-off grade of 45.0% iron.

We acquired an adjoining mining lease for the Mareta Sodo mine in 2004 from Pandurang Timblo Industries. This mining concession was granted in 1955 and was operated intermittently until the mine was transferred to us in November 2004. This mine had environmental clearance by the MoEF for production of 1 mmtpa till the date of order of Supreme Court to discontinue the mining operations. As of March 31, 2018, 17,886.8 meters have been drilled in 114 boreholes on the leased area. The mining method of the Mareta Sodo mine was the same as that of the Sonshi mine described above.

In fiscal year 2018, 0.31 million wmt crude ore was produced from this mine.

(iii) Sesa Resources Limited, Bicholim and Surla:

Sesa Resources Limited and its subsidiary Sesa Mining Corporation Limited extracted iron ore from 11 mining leases spread across a total of approximately 970 hectares in Goa. Sesa Resources Limited’s operations consisted of two major iron ore mining areas, one in Bicholim and the other in Surla, both located in North Goa and which together accounted for approximately 90.0% of Sesa Resources Limited’s total estimated iron ore reserves as of March 31, 2018. However, the Supreme Court has directed all leaseholders operating under a second renewal to stop all mining operations in Goa with effect from March 16, 2018 until mining leases and environmental clearances are granted afresh in accordance with the provisions of the MMDR Act. The Bicholim mine consisted of five contiguous mining leases covering an area of 478.5 hectares in the north of Goa. The Surla mine consisted of three contiguous mining leases covering an area of 254.5 hectares in the recognized iron ore belt of Pale-Velguem-Bicholim-Shirgao in the north of Goa. Mining operations started at the Bicholim mine and the Surla mine in 1958. Processed ore from the Bicholim and Surla mines was transported by Sesa Resources Limited to loading jetties at Sarmanas and Surla/Sinori in north of Goa, and then loaded into barges and sent to Mormugao port in Goa, India, where it was shipped to customers. Sesa Resources Limited’s mining assets included processing plants, barges, jetties, transhippers and loading capacities at the Mormugao port. In fiscal year 2018, the combined production of the Bicholim and Surla mines was 1.3 million wmt of crude ore.

(iv) Shipbuilding Division:

We also have a ship building division which commenced operations in 1984 for the construction and repair of inland mini bulk carriers owned by us as its primary activity as well as supporting our core activities including the export of iron ore and the import of coke and coal.

The facilities of the ship building division comprises a slipway, several sheds, cranes, a quayside with water depth of 3 meters, gas manifold system and docking equipment. The ship building division has designed and built various types of vessels such as barges, pusher tugboats, oil recovery vessels and landing crafts. The ship building division was the first to design and build hatch covers for barges in Goa for shipment of fines during the monsoon season. As of March 31, 2018, the ship building division was certified ISO 9001-2000 Quality Management System in 2000, ISO 14001-2004 Environment Management System in 2004 and OHSAS 18001-2007 for Occupational Health Management System. This division has not constructed any ships during fiscal year 2018.

(v) Other leases/mines

In addition to the Codli mines and right to the third-party mining lease at the Sonshi mine, we had 11 additional mining leases, of which five were non-operative leases. The operative mines were the Sanquelim mines with three contiguous leases with an environmental clearance of 0.2 mmtpa, the Orasso Dongor mine of 0.2 mmtpa, the Botvadeacho Dongor mine of 0.5 mmtpa and the Mareta sodo mine of 1.0 mmtpa till the date of order of Supreme Court of India to discontinue the mining operations.

The economic cut-off grade at these other mines was determined by the requirement to meet various sales contracts and the need to maintain stockpiles to meet the contracts. We operated on a 50.0% iron operational cut-off grade in practice, as compared to the statutory cut-off grade of 45.0% iron.

Karnataka

A. Narrain

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

The leasehold area of the mine is 160.6 hectares, which is classified into two blocks, namely the south block, which is 123.5 hectares, and the north block, which is 37.1 hectares. These two blocks are joined by a narrow stretch of land approximately 30 meters in width and 660 meters in length along the eastern side of the leasehold area. We have operated the mine since 1994. The MoEF granted us the environmental clearance for production of 6.0 mmtpa in fiscal year 2009 but due to conditions introduced by the Supreme Court, the production capacity of the mine was reduced to 2.29 mmtpa. However in April 2018, district cap was induced on pro rata basis by Supreme Court and Central Empowered Committee enhanced the production capacity of the mine to 4.51mmtpa.

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

Currently, the north and the south block of the A. Narrain mine have mechanized mining operations. The open-pit mines have a bench height of seven meters, haulage roads of 12 meters to 15 meters in width and an overall pit slope of less than 26 degrees. The A. Narrain mine is equipped with dry process facilities for processing all grades of ore.

The lateritic overburden is removed either by blasting or ripping/dozing, loaded onto and transported by 30 ton trucks. The ore mined is processed at the mine’s processing facilities, which involves crushing and dry screening processes. The processed ore is then transported by road to the railway yard, for onward transport to customers in Karnataka, Goa and other places. Ore produced in Karnataka ranges from 56.0% to 62.0% iron content and comprises 82.0% fines and 18.0% lumps.

Since the mine was taken over by us, exploration at the A. Narrain mine involved the drilling of a total of 61,857 meters in 628 boreholes as of March 31, 2018. The A. Narrain deposit is extensively sampled in vertical and inclined drill hole grid intervals in side direction of 50 meters and in cross section average of 25 meters with most of the holes covering a depth of 50 meters to 200 meters. Power at the mine is supplied by a 725 KV and 320 KV generator. All power supplied to the mine and plant is through generators.

The gross value of fixed assets, including capital works-in-progress, was ₹ 12,312 million ($ 189 million) as of March 31, 2018.

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

WCL

WCL comprises of three concession areas (Bomi Hills, Bea Mountain and Mano River). In consideration of the suspension of exploration in Liberia in fiscal year 2015 due to an ebola epidemic, low iron ore prices, geo-political factors and no plans for any substantive expenditure resulting in continued uncertainty in the project, an impairment charge of $ 228 million was recognized in fiscal year 2016.

The table below sets out proved and probable iron ore reserves as of March 31, 2018 at mines that we own or have rights to:

	Proved Reserves		Probable Reserves		Total Proved and Probable Reserves
	Quantity	Iron Grade	Quantity	Iron Grade	Quantity	Iron Grade
	(Million tons)	(%)	(Million tons)	(%)	(Million tons)	(%)
Karnataka - A. Narrain	33.1	57.0	12.8	46.4	45.9	54.1

Total iron ore reserves	33.1	57.0	12.8	46.4	45.9	54.1

Additional Information

For India

(a)	The reserve estimates have been prepared by the Geologists and Mining Engineers at Vedanta Limited and SRK reviewed in accordance with JORC code. The estimates were independently audited by SRK in 2018.

(b)	Ore reserves are estimated at a variable cut-off grade based on ore type; the minimum cut-off grade was 30% Fe for Siliceous Ore and 45% Fe for normal ore.

(c)	The ore bodies are of relatively significant size with good continuity of the mineralized zones and little internal dilution, the contacts are well constrained, free digging and diluting material can also carry grade, a mining recovery of 98%; a mining dilution of 2%; is considered.

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

Amona plant

We commenced operations at the Amona plant in Goa in 1992 and have been engaged in the manufacture and sale of pig iron since then. Our metallurgical coke plant at Amona produces a range of coke fractions from over 70 mm for foundries, 20 mms to 60 mms for blast furnaces and 6 mms to 25 mms for the ferrous alloy industry. Approximately 80.0% to 90.0% of the total production of metallurgical coke is consumed by us for our pig iron production and the remainder is sold to customers primarily located in India. The cost of the input coal blend is the single most important cost component for the production of coke. Our production consists primarily of low ash coking coal and we import 100.0% of low ash coking coal each year. In order to ensure a stable raw material supply, we have long-term supply contracts for the procurement of such coal. Electric power for us is supplied by our power unit which generates power from the waste heat of our metallurgical coke plant and the blast furnace gas from us.

The following table sets out the total rated capacities as of March 31, 2018 at our Amona facility:

	Rated capacity
	Metallurgical Coke	Pig Iron	Power (mw)
	(tpa)
Amona Plant	522,000	832,000	60

Production

The table below sets out our total production of saleable ore for fiscal years 2016, 2017 and 2018:

		Year Ended March 31
Mine/Mine Type	Product	2016	2017	2018
		(Millions Dry Metric tons)
Goa (open-pit)(1)	Iron ore	2.0	7.8	3.8
Sesa Resources Limited (open-pit)(1)	Iron ore	0.2	1.0	1.1
A. Narrain (open-pit)	Iron ore	3.0	2.1	2.2
Liberia(2)	Iron ore	0.0	0.0	0.0

Total iron Ore	Iron ore	5.2	10.9	7.1
Amona Plant	Metallurgical coke	0.48	0.48	0.44
	Pig iron	0.66	0.71	0.64

Note:

(1)	On April 21, 2014, the Supreme Court of India lifted the suspension with certain exceptions. We have worked with the state government and obtained the necessary clearances and have resumed our operations in fiscal year 2016. The Supreme Court passed its final order in the matter on February 7, 2018 wherein it set aside the second renewal of the mining leases granted by the State of Goa. The Supreme Court directed all lease holders operating under a second renewal to stop all mining operations with effect from March 16, 2018 until fresh mining leases (not fresh renewals or other renewals) and fresh environmental clearances are granted under the Mines and Minerals (Development and Regulation) (MMDR) Act.
(2)	Our iron ore mines in Liberia are in the exploration stage and therefore there has been no production from these mines in the last three fiscal years.

Principal Raw Materials

Iron ore operations

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

Pig iron operations

The principal raw materials for the manufacture of pig iron are iron ore, metallurgical coke, limestone and dolomite.Iron ore is largely sourced from mines in Karnataka and Goa. The iron ore is transported from Karnataka by truck and railway rakes and from Goa by truck barges. Iron ore requirements are met through supplies from our own mines, and through purchases from other mines in Karnataka and Goa. Our metallurgical coke requirements are met by supplies from our metallurgical coke division. Limestone and dolomite are purchased from mines in Karnataka and transported to us by trucks.

Metallurgical coke

The principal raw materials for the manufacture of metallurgical coke are hard and semi-hard coking coals. These raw materials are imported from various international suppliers primarily from Australia.

Power

Electricity for our metallurgical coke and pig iron manufacturing operations is supplied by captive power plant, which generates power from the waste gases of our metallurgical coke plant and the blast furnace.

Distribution, Logistics and Transport

Our mining operations are advantageously located in Goa and are complemented by an efficient transportation network. In order to achieve higher volume and loading capacities and vessels with higher drafts, we and Sesa Resources Limited own and operate transfer vessels, which are used for mid-stream loading at Goa. We ship our products from ports on the west coast of India and so, the annual monsoon season in Goa impacts our distribution operations from June to September. We maintain a network of rail cars, barges and transhippers that are primarily used to facilitate the export of our ore to foreign customers. Our fleet includes 33 barges with capacities between 1,600 to 2,500 tons per barge. We also have one transhipper and a floating crane station with a combined rated capacity of up to 54,000 ton per day.

Sales from our Karnataka mines to Indian domestic customers take place on an ex-mine basis, and the transportation is handled by the customer.

Sales and Marketing

At present, China is our major buyer in the export market, and high iron ore inventories at Chinese major ports are being looked at as a catalyst that will change the course for fiscal year 2019 and the year next for iron ore prices.

Pig iron. Currently, the majority of the pig iron produced by us is sold within India to foundries and steel mills. The sale of pig iron is generally done on a spot basis with prices valid for a month. The prices of pig iron are fixed on a delivered basis, with material being sent on a freight-to-pay and prepaid basis.

Metallurgical coke. Approximately 80.0% to 90.0% of our total metallurgical coke production during fiscal year 2018 was used for the production of pig iron. The balance was sold in the domestic Indian market to foundries, pig iron producers, ferrous alloys producers and cement plants.

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

Our ten largest customers accounted for approximately 28.5%, 39.7% and 43.6% of revenue for iron ore business in fiscal years 2016, 2017 and 2018 respectively. No customer accounted for greater than 10.0% of our revenue in fiscal year 2016 and 2017. One of the customer accounted for more than 10% of our revenue in fiscal year 2018.

Market Share and Competition

The primary export market for Goa iron ore is China. The total sales of iron ore for fiscal year 2018 was 7.6 million dmt. Domestic sales of iron ore for fiscal year 2018 was 4.0 million dmt, and total exports for fiscal year 2018 was 3.6 million dmt. Out of the total sales in fiscal year 2018, 28.4% was from Karnataka mines and the remaining 71.6% was from Goa. The limit set by the environmental clearances is 20 MT for Goa and 30 MT for Karnataka.

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

Total sales including sales of confiscated ore purchased through e-auction, was 10.1 million dmt in fiscal year 2017 and 7.6 million dmt in fiscal year 2018.

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

As a custom smelter, we buy copper concentrate at LME-linked prices for copper less a TcRc that is negotiated with suppliers. We sell refined copper at LME-linked prices in the domestic and export markets. We receive a discount from our suppliers, in the form of a TcRc, which is influenced by global copper concentrate demand, supply of copper anode and copper cathode, LME trends and other factors. We source our copper concentrate from various global suppliers.

In recent years, we have improved the operating performance of our copper business by improving operational efficiencies and reducing unit costs, including reducing power costs by setting up a captive power plant at Tuticorin.

The Government of Tamil Nadu has issued orders dated May 28, 2018 directing the closure of the copper smelter plant unit in Tuticorin permanently. The Company has filed an appeal before National Green Tribunal, Principal Bench challenging this order. Separately, SIPCOT vide its letter dated May 29, 2018, cancelled 342.22 acres of the land allotted to us for the proposed Expansion Project. Further the TNPCB issued orders on June 7, 2018 directing the withdrawal of the Consent to Establish, which was valid till December 31, 2022.

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

Anode Slime

We produce anode slimes from the copper refining process that contain gold and silver which we currently sell primarily to Fujairah and balance to third parties. We sell the anode slimes to Fujairah Gold FZC as the doré anode plant has been shifted to our precious metal refinery at Fujairah.

Other By-products

Gypsum and slag are by-products of our copper smelting operations which we sell to third parties.

Supply of Copper Concentrate

As a custom smelter, we source a significant majority of our copper concentrate from third party suppliers at the LME price less a TcRc. During fiscal year 2018, no copper concentrate was sourced from our own mine in Tasmania, Australia. All of the copper concentrate used in our operations, whether from our own mine or from third party suppliers, is imported through the port of Tuticorin and transported by road to our smelter at Tuticorin.

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

The net value of fixed assets, including capital work-in-progress was approximately AUD 4.5 million ($ 6 million) respectively, as of March 31, 2018.

At the time of finalization of reserve statement as on March 31, 2018, no mineral reserves have been determined due to government statutory restrictions imposed post the mud slide incident in January 2014.

Our Smelter and Refineries

Overview

The following table sets forth the total capacities as of March 31, 2018 at our Tuticorin and Silvassa facilities:

	Capacity
Facility	Copper Anode(1)	Copper Cathode(2)	Copper Rods(2)	Sulphuric Acid(3)	Phosphoric Acid(3)	Captive Power
	(tpa)	(tpa)	(tpa)	(tpa)	(tpa)	(MW)
Tuticorin(4)	400,000	246,000	96,000	1,300,000	230,000	191.5
Silvassa	—	216,000	172,000	—	—	—

Total	400,000	462,000	268,000	1,300,000	230,000	191.5

Notes:

(1)	Copper anode is an intermediate product produced by copper smelters and is not sold to customers. It is used for the production of copper cathode by copper refineries. Approximately one ton of copper anode is required for the production of one ton of copper cathode.

(2)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rods.
(3)	Sulphuric acid is used as a starting material for phosphoric acid. Approximately 2.8 tons of sulphuric acid are required for the production of one ton of phosphoric acid.
(4)	Currently the operations are suspended as detailed below.

Tuticorin

Our Tuticorin facility, established in 1997, is located in Tamil Nadu in southern India. Our Tuticorin facility currently consists of a 400,000 tpa copper smelter, a 246,000 tpa copper refinery, a 96,000 tpa copper rod plant, a 1,300,000 tpa sulphuric acid plant, a 230,000 tpa phosphoric acid plant and three captive power plants with capacities of 7.5 MW, 24.0 MW and 160.0 MW. The coal based power plant of 160 MW is primarily used for captive consumption.

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

TNPCB through its order dated May 23, 2018 ordered the disconnection of electricity supply and closure of the existing copper Smelter plant with immediate effect. TNPCB passed the said closure order without any prior notice. Thereafter, the Government of Tamil Nadu, proclaiming and endorsing TNPCB’s Rejection Order, issued orders dated May 28, 2018 with a direction to seal the existing Copper Smelter plant unit permanently, without providing any prior notice. The Company has filed an appeal before National Green Tribunal, Principal Bench challenging the closure order passed by TNPCB and the subject government order for sealing of the existing plant. See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information – Legal Proceedings - Writ petitions filed against us alleging violation of certain air, water and hazardous waste management regulations at our Tuticorin plant” for additional information.

Silvassa

Our Silvassa facility, established in 1997, is located in the union territory of Dadra and Nagar Haveli in western India. Our Silvassa facility currently consists of a 216,000 tpa copper refinery and two copper rod plants with a total installed capacity of 172,000 tpa of copper rods. Its refinery uses IsaProcessTM technology in the production of copper cathode and its copper rod plants use Properzi copper cathode rods technology. Our Silvassa facility draws on the state power grid to satisfy its power requirements. A new copper rod mill plant with installed capacity of 258,000 tpa is under construction in Silvassa which is expected to be completed by the end of December 2018.

Fujairah

Fujairah Gold FZC is located in the Fujairah Free Zone 2. Our Fujairah facility is strategically located on the coast of the Arabian Sea. The precious metal refinery was commissioned in March 2009 and began production in April 2009, with a capacity of 20 tons of gold and 105 tons of silver. Outotec oyj, Finland, supplied the technology for the precious metal refinery. Fujairah Gold FZC commissioned a copper rod plant at a project cost of $ 13 million, with an annual capacity of 12.5 tons per hour with production having commenced in May 2010 and generated a production of 88,091 metric tons of rod, 7,687 kilograms of gold and 72,513 kilograms of silver in fiscal year 2018. Continuus Properzi S.p.A., Italy, has supplied the rod mill equipment for this project, and the copper cathode required for the copper rod plant is being sourced from the smelters of the Vedanta Group and third parties. The doré anode plant that was shifted from Tuticorin to Fujairah was commissioned in June 2012 for smelting of “anode slime” to “doré anode” which is the raw material for the precious metal refinery.

Production Volumes

The following table sets out our total production from Tuticorin and Silvassa for fiscal years ended March 31, 2016, 2017 and 2018:

			For the Year Ended March 31,
Facility	Product	Units	2016	2017	2018
Tuticorin(4)	Copper anode(1)	tons	387,016	400,620	328,076
	Sulphuric acid(2)	tons	1,070,786	1,043,802	1,033,249
	Phosphoric acid(2)	tons	198,779	200,119	191,746
	Copper cathode(3)	tons	201,864	216,119	216,749
	Copper rods(3)	tons	68,685	71,178	67,207
Silvassa	Copper cathode(3)	tons	182,183	186,611	186,418
	Copper rods(3)	tons	142,115	136,352	135,332
Total	Copper anode	tons	387,016	400,620	328,076
	Copper cathode	tons	384,047	402,730	403,167
	Copper rods	tons	210,799	207,530	202,539
	Sulphuric acid	tons	1,070,786	1,043,802	1,033,249
	Phosphoric acid	tons	198,779	200,119	191,746
Fujairah	Rod	metric ton	86,654	83,278	88,091
	Gold	Kg	8,622	6,373	7,687
	Silver	kg	82,418	77,514	72,513

Notes:

(1)	Copper anode is an intermediate product produced by copper smelters and is not sold to customers. It is used for the production of copper cathode by copper refineries. Approximately one ton of copper anode is required for the production of one ton of copper cathode.
(2)	Sulphuric acid is used as a starting material for phosphoric acid. Approximately 2.8 tons of sulphuric acid are required for the production of one ton of phosphoric acid.
(3)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rods.
(4)	Currently the operations are suspended as detailed above.

Since Mt. Lyell mine has been placed under care and maintenance following a rock falling on the ventilation shaft in June 2014, there was no copper extraction from these mines for fiscal years ended March 31, 2016, 2017 and 2018.

Principal Raw Materials

Overview

The principal inputs of our copper business are copper concentrate, rock phosphate, power, fuel and sulphuric acid. Other inputs include coke, lime, reagents and oxide ore. We have in the past been able to secure an adequate supply of the principal inputs for our copper production.

Copper Concentrate

Copper concentrate is the principal raw material of our copper smelter. In fiscal year 2018, we sourced 99.02% of our copper concentrate requirements from third party suppliers, either through long-term contracts or on spot markets. The remainder of our copper concentrate requirements was fulfilled from Konkola Copper Mines. We purchase copper concentrate at the LME price less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. We expect the quantity we purchase from third party suppliers to also increase in future periods to the extent we seek to increase our copper smelting and refining capacity.

In general, our long-term agreements run for a period of three to five years, and are renewable at the end of the period. The quantity of supply for each contract year is fixed at the beginning of the year and terms like TcRc and freight differential are negotiated each year depending upon market conditions. In fiscal year 2018, we sourced approximately 78.3% of our copper concentrate requirements through long-term agreements.

We also purchase copper concentrate on a spot basis to fill any gaps in our requirements based on production needs for quantity and quality. These deals are struck on the best possible TcRc during the period and are specific for short-term supply. In fiscal year 2018, we sourced approximately 21.7% of our copper concentrate requirements through spot purchases.

Rock Phosphate

In fiscal year 2018, the majority of rock phosphate was sourced from Jordan at spot prices.

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

Sales and Marketing

The 10 largest customers of our copper business accounted for approximately 30.6%, 47.8% and 56.8% of our copper business revenue in fiscal years 2016, 2017 and 2018 respectively. None of our customers accounted for greater than 10.0% of copper business revenue in fiscal years 2016 and 2017. One of our customers accounted for greater than 10.0% of copper business revenue in fiscal year 2018.

Our copper sales and marketing head office is located in Mumbai, and we have field sales and marketing offices in most major metropolitan centers in India. We sell our copper rods and cathodes in both the domestic and export markets. In fiscal years 2016, 2017 and 2018, exports accounted for approximately 38.0%, 55.5% and 52.3% of the revenue of our copper business, respectively. Our export sales were primarily to China, Japan, Indonesia, Malaysia, Vietnam, Europe, Turkey, UAE, Mexico and Taiwan. We also sell phosphoric acid and other by-products in both the domestic and export markets.

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

Market Share and Competition

We own one of the two custom copper smelters in India and had a 33% primary market share by sales volume in India in fiscal year 2018, according to International Copper Association (India). The other major custom copper smelter in India is owned by Hindalco Industries Limited, with the remainder of the primary copper market in India primarily served by imports and Hindustan Copper Limited.

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

Projects and Developments

We have ongoing expansion projects to setup a copper smelter plant at Tuticorin to increase its total copper capacity to 800,000 tpa, which costs ₹ 44,240 million ($ 679 million). However, the expansion of the smelter was temporarily put on hold due to pending environmental clearances. We received environmental clearance from MoEF in May 2015 and consent to establishment from TNPCB for the copper smelter in November 2016. On the basis of clearances and consents received, we are in the process of restarting the project activities for the copper smelter plant.

In December 2017, we restarted the construction activities of the proposed expansion project and the same were in progress. In the meantime, the Madurai Bench of the High Court of Madras in a Public Interest Litigation filed against the Ministry of Environment, Forests & Climate Change, State Industries Promotion Corporation of Tamil Nadu (SIPCOT) and us, held vide its order dated May 23, 2018 that the application for renewal of the Environmental Clearance for the Expansion Project shall be processed after a mandatory public hearing and the said application shall be decided by the competent authority on or before September 23, 2018. In the interim, the High Court ordered us to cease construction and all other activities on site for the proposed Expansion Project with immediate effect. Separately, SIPCOT vide its letter dated May 29, 2018, cancelled 342.22 acres of the land allotted to us for the proposed Expansion Project. Further the TNPCB issued orders on June 7, 2018 directing the withdrawal of the Consent to Establish, which was valid till December 31, 2022. We would be taking appropriate legal measures to address the matters.

We incurred ₹ 9,932 million ($ 153 million) on these projects as of March 31, 2018. We funded these projects primarily from the proceeds of the convertible senior notes issued in fiscal year 2010.

Our Aluminium Business

Our aluminium business is in Chhattisgarh and Odisha. We operate the business in the state of Chhattisgarh through BALCO, in which we have a 51.0% ownership interest, whereas our aluminium operations in Odisha were previously operated through Vedanta Aluminium, which was merged into Vedanta Limited pursuant to the Re-organization Transactions.

(a)	BALCO

Overview

Our aluminium business is owned and operated by BALCO. BALCO’s partially integrated aluminium operations are comprised of two bauxite mines, the Chotia coal block, 1410 MW power plants, an alumina refinery, the operations of which have been suspended since September 2009, a 245,000 tpa aluminium smelter and a 325,000 tpa aluminium smelter and a fabrication facility, all of which are located in Korba in the State of Chhattisgarh in central India. BALCO’s operations benefit from relatively cost effective access to power, the most significant cost component in aluminium smelting due to the power intensive nature of the process. This is, to a considerable extent, as a result of BALCO being an energy-integrated aluminium producer.

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

Overview

The following map shows details of the locations of BALCO’s facilities in the State of Chhattisgarh:

Bauxite Mines

Chhattisgarh Mines – Mainpat and Bodai-Daldali

BALCO has two captive bauxite mines, namely the Mainpat bauxite mine and the Bodai-Daldali bauxite mine, in the state of Chhattisgarh in central India. The Mainpat mine is an open-pit bauxite mine located in the Surguja district of Chhattisgarh. The Mainpat mine has been in production since 1993 and has a leased hold area of 6.39 square kilometers. The bauxite extraction limit for the mine granted by MoEF is 750,000 tpa. The mining lease of Mainpat mine has been renewed until July 8, 2042, and environmental clearances for the Mainpat mine has been renewed by the MoEF and is valid until September 16, 2038. BALCO had applied for a renewal of forest clearances for the forest land co-terminus with the mining lease period, which is valid until July 8, 2042.

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

The bauxite ranges from hard to very hard with a natural moisture content of 5.0% to 10.0%, an in-situ density of 2.3 tons to 2.4 tons per cubic meter. It comprises primarily gibbsite with bohemite and minor diaspore. The reactive silica content is low and iron is present in the form of hematite and aluminous goethite. The average grade of the bauxite is approximately 43.1% aluminium oxide and silica levels of 4.8% as of March 31, 2018.

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

The exploration drilling program has been completed and the entire area is covered based on a 50-meter square pattern and is reduced to a 25-meter centers for detailed mine planning. Sampling is normally in 0.4 meter lengths and core is currently split and retained for future reference. Bauxite samples are tested for silica and aluminium oxide at laboratories situated on site and at the Korba plant. Selected sample are re-assayed as part of a quality control program.

Since the commencement of operations, the Mainpat mine has produced approximately 8.1 million tons of bauxite. During fiscal year 2018 there was production totaling approximately 589,320 tons at 43.5% aluminium oxide. Power and water requirements at Mainpat are minimal and can be supplied by small on-site diesel generators and from boreholes in the mine.

As of March 31, 2018, BALCO estimates reserves at Mainpat to be 5.2 million tons and the remaining mine life of the Mainpat mine to be approximately 6 to 7 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan.

Total production at the Bodai-Daldali mine since the commencement of production has been 7.6 million tons of bauxite, with production in fiscal year 2018 totaling approximately 581,920 tons at 45.5% aluminium oxide. Power is supplied by on-site diesel generators and ground water provides the water requirements for the mine.

As of March 31, 2018, BALCO estimates the reserves at Bodai-Daldali to be 2.8 million tons and the remaining mine life to be approximately 2 to 3 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan. The cut-off grade used to define the reserves at BALCO’s mines was 38.0%.

In fiscal year 2018, all mining and transportation of the bauxite was done by contractors and the total cost for this was ₹ 2,713 ($ 42) per ton of bauxite.

Based on current costs and historical prices, BALCO’s operations are forecasted to remain profitable and therefore the deposits at the Mainpat and Bodai-Daldali mines fulfill the requirements for being classified as reserves. The reserves as of March 31, 2018 at BALCO’s mines at Mainpat and Bodai-Daldali have been determined by verifying that the integrated operation is economic at an aluminium price of $ 1,775 per ton.

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

In fiscal year 2018, the stripping ratio at the Mainpat mine was 1:1.45, while the stripping ratio at the Bodai-Daldali mine was 1:1.14. The stripping ratio for the remaining reserves at Mainpat is 2.15 tons of waste per ton of ore, while at the Bodai-Daldali mine, it is 2.16 tons of waste per ton of ore. Stripping ratio is the ratio of the volume of waste material required to be handled in order to extract some volume of ore.

Summary of Bauxite Mine Reserves

The following table sets out BALCO’s proven and probable bauxite reserves as of March 31, 2018:

Mines	Proven Reserves			Probable Reserves			Total Proven and Probable Reserves			SSL Interest	Reserve Life
	Quantity	Alumina	Silica	Quantity	Alumina	Silica	Quantity	Alumina	Silica	%	(years)
	(in million tons)	(%)	(%)	(in million tons)	(%)	(%)	(in million tons)	(%)	(%)
Mainpat	5.22	43.24	4.26	—	—	—	5.22	43.24	4.26	—	6-7
Bodai-Daldali	2.84	42.83	5.67	—	—	—	2.84	42.83	5.67	—	2-3

Total	8.06	43.10	4.76	—	—	—	8.06	43.10	4.76	51	—

Additional information:

(1)	The estimate of reserves, was audited by Geo Solutions Private Limited, which incorporate the losses for mine dilution and mining recovery as required by the JORC code.
(2)	The cut-off grade used with our reserve estimates for bauxite is 38.0%.
(3)	The metallurgical recovery factor for bauxite at both Mainpat and Bodai-Daldali is 65.0%.
(4)	The commodity price for evaluation of reserves is $ 1,775 per ton for bauxite and the currency conversion factor that was used to estimate our reserves was ₹ 65.64 per US dollar.
(5)	The reserve quantities disclosed are for the entire mine and our share in the reserve quantities is 51.0%.

Korba Facility

Overview

BALCO’s Korba facility is located at Korba in the state of Chhattisgarh and consists of a 245,000 tpa aluminium smelter and a 325,000 tpa aluminium smelter, 1410 MW power plants, and an alumina and fabrication facility. During fiscal year 2017, CPP 600 MW was commissioned and 270 MW power plant was transferred from power business to aluminum business on April 1, 2016. The following table sets forth the total capacities as of March 31, 2018 at BALCO’s Korba facility:

Capacity
Facility	Alumina	Aluminium	Power plant
	(tpa)	(tpa)	(MW)
Korba	200,000	245,000	1,140
Korba (New smelter)	—	325,000(1)	—

Notes:

(1)	For the 325,000 tpa smelter, 84 pots were operationalized during fiscal year 2015. An additional 84 pots were operationalized during fiscal year 2017 and the remaining 168 pots commenced commercial production from May 1, 2017.

Refinery

Commissioned in 1973, uses the conventional high pressure Bayer process and has a capacity of 200,000 tpa of alumina. The operations of the refinery have stopped since September 2009.

Smelters

The smelter uses pre-baked GAMI technology and has a capacity of 245,000 tpa, was commissioned in November 2006. BALCO has set up a 325,000 tpa smelter at the Korba facility, of which 84 pots commenced commercial production in September 2014. An additional 84 pots were operationalized in August 2016 and the remaining 168 pots commenced commercial production on May 1, 2017.

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

Power Plants

Smelting requires a substantial continuous supply of power and interruptions can cause molten metal to solidify and damage or destroy the pots. Power for the Korba facility is mostly provided by the coal-based 540 MW captive power plant commissioned in March 2006. The surplus generation from the power plant is supplied to the State Electricity Board and other customers. 270 MW power plant was transferred from power business to aluminium business on April 1, 2016. BALCO constructed a CPP 600 MW coal-based thermal power facility in the state of Chhattisgarh. The power generated from CPP 600 MW units is being utilized in the 325,000 tpa smelter.

Thermal coal is a key raw material required for the operation of BALCO’s captive power plants. On October 7, 2016, BALCO entered into another fuel supply agreement of 325,000 tpa and on August 5, 2017, another fuel supply agreement of 0.91 mtpa for 1140 MW captive power plant (comprising CPP 540 MW and CPP 600 MW) for a term of five years. BALCO realized 71% and 82% of contracted coal quantity of IPP 600 MW and CPP 1140 MW each. Further, BALCO was successful in securing the Chotia coal block as part of an auction process conducted by the GoI.

Production Volumes

The following table sets out BALCO’s total production from its Korba facility for fiscal years ended March 31, 2016, 2017 and 2018:

		For the Year Ended March 31,
Facility	Product	2016	2017(2)	2018
		(tons)
Korba	Ingots/Busbar/Billets	93,442	202,769	318,585
	Rods	217,650	205,277	223,983
	Rolled products	20,526	19,033	26,483

Total(1)		331,618	427,079	569,051

Notes:

(1)	Reflects total of ingots, rods and rolled products.
(2)	Includes production of 46,716 tons from the trial run of 325,000 tpa smelter.

The following table sets out the total bauxite ore production for each of BALCO’s mines for fiscal years ended March 31, 2016, 2017 and 2018:

		For the Year Ended March 31,
Mine (Type of Mine)	Product	2016	2017	2018
		(tons, except for percentages)
Mainpat (Open-pit)	Bauxite ore mined	455	73,170	589,320
	Ore grade	47.7%	43.6%	43.5%
Bodai-Daldali (Open-pit)	Bauxite ore mined	1,033,300	1,065,300	581,920
	Ore grade	46.9%	46.7%	45.5%

Total		1,033,755	1,138,470	1,171,240

Principal Raw Materials

The principal inputs of BALCO’s operations are alumina, power, carbon and certain other raw materials. BALCO has in the past been able to secure an adequate supply of the principal inputs for its business.

Alumina

Alumina is the primary raw material used in the production of aluminium. Our Lanjigarh refinery supplies substantial portion of the alumina requirements (after converting the bauxite supplied by BALCO to the Lanjigarh refinery). BALCO currently sources all of its remaining alumina from third-party suppliers in international markets. The alumina sourced externally is metallurgical grade calcined alumina with a minimum alumina content of 98.6% on a dry basis. In fiscal years 2016, 2017 and 2018, BALCO purchased 299,375 tons, 447,883 tons and 766,457 tons of alumina at an average price of $ 323, $ 314 and $ 425 per ton, respectively, on a cost, insurance and freight or CIF basis at the port of Vizag, Kakinada and Gangavaram, India.

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

Water

Water is also an important input for BALCO’s captive power plants. BALCO sources its water requirements at Korba from a nearby canal, with the water transported by pipelines. BALCO is currently in a dispute with the National Thermal Power Corporation regarding the right of way for its water pipeline that supplies water to its 270 MW captive power plant, which has been built through National Thermal Power Corporation premises. Arbitration proceedings commenced in 2009 and the order was reserved on June 30, 2014. BALCO and National Thermal Power Corporation submitted a joint survey report to the arbitrator. On the issue of easmentary rights, the arbitrator issued an award dated January 11, 2016 in favor of BALCO and rejected all counter claims of the National Thermal Power Corporation. The National Thermal Power Corporation has challenged the award by filing an application under section 34 before the High Court of Delhi which was listed for admission on May 5, 2016 and the court has ordered for issuance of notice. The next hearing will take place on September 20, 2018. BALCO has also filed the application under section 34 before the High Court of Delhi with respect to claims which were rejected by the arbitrator which is to be listed in due course. In addition, BALCO has a water supply arrangement of 13 million cubic meters per annum for the 540 MW power plant and 28 million cubic meters per annum for the 1200 MW power plant, of which full allotment has been received until March 31, 2018. See “Item 3. Key Information -D. Risk Factors—Risks Relating to Our Business- Our operations are subject to risks that could result in decreased production, increased cost of production or disruptions in transportation, which could adversely affect our revenue, results of operations and financial condition.”

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

Sales and Marketing

BALCO’s 10 largest customers accounted for approximately 58.4%, 59.7% and 65.4% of its revenue for aluminium business in fiscal years 2016, 2017 and 2018, respectively. Two of the BALCO’s customers accounted for greater than 11% of BALCO’s revenue in fiscal year 2018. One of the BALCO’s customers accounted for greater than 16% of BALCO’s revenue in fiscal year 2017 and two of BALCO’s customers accounted for greater than 23.19% of BALCO’s revenue in fiscal year 2016.

BALCO’s sales and marketing head office is located in Mumbai, and it has field sales and marketing offices in most major metropolitan centers in India. Currently, BALCO sells its products primarily in the Indian market, with limited focus on exports. However, with the further commissioning of the new 325,000 tpa aluminium smelter, a significant part of the additional production is being in the export market. BALCO’s key customers include conductor manufacturers, state road transport corporations, railways, defense contractors, electrical equipment and machinery manufacturers.

Domestic sales of primary aluminium are based on the London Metal Exchange (“LME”) aluminium cash settlement price and primarily Japanese port premiums. The majority of sales is from long term contracts and Memorandum of Understanding with end users. Our objective is to achieve LME of the month of the scheduled shipment average. Customers book the monthly quantity by the first day of the month and we hedge the same on LME. BALCO’s export sales of aluminium are currently on a spot and long term contract basis at a price based on the LME price plus a premium.

Projects and Developments

On October 7, 2006, BALCO entered into a memorandum of understanding with the state government of Chhattisgarh, India, and the Chhattisgarh State Electricity Board, under which, among other things, feasibility studies will be undertaken to build a thermal coal-based 1200 MW power facility, along with an integrated coal mine in the state of Chhattisgarh at an estimated cost of ₹ 46,500 million ($ 714 million). The project was disrupted in September 2009 due to the collapse of a chimney under construction during heavy rains and lightning at Korba. There were 40 fatalities in the accident and SEPCO Electric Power Construction Corporation, our contractor and the sub-contractor Gamon Dunkerley and Company Limited, are the subject of an investigation by the Chhattisgarh government. The matter is scheduled to be heard on October 23, 2018. We instituted an enquiry which was conducted by the Indian Institute of Technology Rourkee, an expert in the civil engineering field in India. The project was resumed in January 2010. BALCO has constructed 1200 MW (300 MW x 4) thermal power plant. Three units of 300 MW each were commissioned during fiscal year 2016 and the last unit was commissioned and commenced commercial production on May 1, 2016.

In addition, on August 8, 2007, BALCO entered into a memorandum of understanding with the state government of Chhattisgarh for a potential investment to build an aluminium smelter with a capacity of 650,000 tpa at Chhattisgarh at an estimated cost of ₹ 81,000 million ($ 1,244 million). The first of two phases of this project commenced with the setting up of a 325,000 tpa aluminium smelter at an estimated cost of ₹ 38,000 million ($ 584 million), which uses pre-baked GAMI technology. BALCO has received environmental clearances for both phases of the project. Construction has commenced and trial production started in February 2014 from the 325,000 tpa aluminium smelter and 84 pots started commercial production from September 2014. During fiscal year 2017, company started commercial production from another 84 pots from August 1, 2016. Balance 168 pots are operationalized from May 1, 2017.

As of March 31, 2018, the estimated cost of building the 325,000 tpa aluminium smelter and 1200 MW power facility is ₹ 107,500 million ($ 1,651 million). As of March 31, 2018, ₹ 100,251 million ($ 1,540 million) was spent.

Market Share and Competition

BALCO is among the four primary producers of aluminium in India and together with our aluminium business in Odisha, has a combined primary market share of 40% in fiscal year 2018, according to Aluminium Association of India. BALCO’s key competitors (and their respective primary market shares by volume in India in fiscal year 2018) are Hindalco Industries Limited (39%) and National Aluminium Company Limited, a GoI enterprise (21%).

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

The following tables contain details of our coal mining operations.

1.	The Chotia coal mine is divided into two sub-blocks, Chotia I and Chotia II. Both of these blocks are assigned to the existing captive power facilities at our BALCO operations. The estimates provided below are based on the DMT report.

Blocks	Gross CV range (Min – Max)	Sulphur (%)
Kcal/kg
Chotia I	3,565 - 6,476	0.30-0.60 (Total)*
Chotia II	3,967 - 6,152	0.30 (Total)*

*	Sulphur data is not available for all seams. Total is based only on available seam data.
2.	This coal, which is thermal grade coal, would be blended with low GCV coal before being fed to the Boiler.
3.	The extractable coal indicated is considering all losses. This number reflects the final tonnage of the mine. There is no plan of putting wash plant either at the mine site or at the plant as the coal is of high GCV.

Mine and Location	Means of Access	Ownership	Operator	Title, leases or Options	History	Mine type and mineralization style	Power source	Facilities, use and condition
Chotia Coal Mine, Tehsil-Podiuprodha District Korba State Chhattisgarh	Public road Coal transported by road to BALCO plant in Korba District Distance between mines and BALCO plant is 73 Km	BALCO- 100%	MDO-Mode Dhansar Engineering Company Private Limited	Mining lease granted. Mining lease is valid for 20 years Lease executed on October 16, 2015 Valid untill-October 15, 2035	Mines commenced coal production in 2006

Open Cast and Underground

Opencast is operational since 2006

No infrastructure is developed by prior allottee for underground hence no coal production from underground mine

Thermal coal is mined from barakar formation of permian age of Gondwana supergroup

One single product is there which is low moisture thermal coal

							Electricity is available from Rural Feeder of Chhattisgarh State Electricity Board	Site office, explosive magazine, diesel pump, store, weigh bridge, residential complex is available at site

We source coal from the following principal sources:

•	Our Own Coal Mine – BALCO sources coal from its own coal mine which has annual coal production capacity of one million tons and BALCO produced 0.18 million tons and nil million tons during fiscal year 2017 and 2018 respectively.

•	Other Sources – BALCO sources coal from other sources such as the GoI’s coal mining companies, long-term coal supply agreements with various state governments under power purchase agreements (‘PPA’s) and from imports. In fiscal year 2018, the total coal purchased from these other sources was 7.5 million tons.

The total volume of coal consumed annually by our coal-fueled power plants is largely dependent on the amount of generation and ranges between 9 million to 10 million tons.

For the year ended March 31, 2018, Vedanta Limited did not produce coal from our only coal mine which is situated in Korba.

Set forth below is a map depicting the location of our coal properties for our coal mining operations:

Set forth below are maps depicting access to Chotia coal blocks:

(b) Our Aluminium Business in Odisha

Overview

Our aluminium business in Odisha was previously operated by Vedanta Aluminium Limited, which was merged with us pursuant to the Re-organization Transactions. Our Odisha aluminium operations include a 2.0 million tpa alumina refinery at Lanjigarh, with an associated 90 MW captive power plant. In addition, we have a greenfield 500,000 tpa aluminium smelter (“Plant 1”), together with an associated 1215 MW (nine units with a capacity of 135 MW each) coal-based captive power plant in Jharsuguda. We are also setting up another 1,250,000 tpa aluminium smelter (“Plant 2”) in Jharsuguda. 84 pots from the first line of this smelter were commissioned during fiscal year 2015 and of which 80 pots were capitalized on December 1, 2015 and a further ramp up commenced from April 1, 2016. A total of 424 pots and 336 pots were capitalized during fiscal year 2017 and 2018 respectively. As of March 31, 2018, 840 pots have been capitalized out of 1,322 pots.

The alumina refinery at Lanjigarh was commissioned in March 2010 and produced 1,209,436 tons of alumina in fiscal year 2018. Greenfield smelter project of 500,000 tpa at Jharsuguda was implemented in two phases of 250,000 tpa each. Phase 1 was completed on November 30, 2009 and Phase 2 was completed on March 1, 2010. The metal production for fiscal year 2018 was 441,295 tons from Plant 1 and 610,096 tons production from Plant 2 and the net generation was 6,770 million units and 8,955 million units from the 1215 MW power plant and 1800 MW power plant respectively.

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

Principal Facilities

Overview

The following map shows the details of the locations of the aluminium segment’s facilities in the State of Odisha:

The following table sets forth the capacities as on March 31, 2018 at our Lanjigarh and Jharsuguda facilities:

Capacity tpa
Facility
Lanjigarh Alumina Refinery	2,000,000
Jharsuguda Aluminium Smelter	500,000
Jharsuguda Aluminium Smelter (partially completed)	1,250,000

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

We planned to expand our alumina refining capacity at Lanjigarh to 5 mtpa by constructing a second alumina refinery, with a refining capacity of 3 mtpa along with an associated 210 MW captive power plant. The expansion of the alumina refinery and related mining operations in and around the Niyamgiri was put on hold in October 20, 2010, when the MoEF directed us to hold from further expansion. Environmental clearance for the Lanjigarh expansion project was received on November 20, 2015 for up to 4 mtpa, and an additional environmental clearance for up to 6 mtpa will be received after the completion of land acquisition of the balance area of 666.03 HA. Further, a consent to establish for 4 mtpa and a consent to operate for 2 mtpa was also obtained. However, construction activities continue to be on hold and the management is evaluating the timing for resuming construction activities in Lanjigarh. As approvals for expansion from 2 mtpa to 4 mtpa of the Lanjigarh refinery has been received, second stream operations commenced at the alumina refinery from April 2016 and the debottlenecked capacity has reached 2 mtpa (although this is contingent on the bauxite quality). We continue to explore the feasibility of expanding our alumina refinery capacity, from 2 to 4 mtpa and then up to 6 mtpa, subject to bauxite availability and regulatory approvals. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information – Legal Proceedings” for further details.

Jharsuguda

Aluminium smelter and Captive Power Plant

The Jharsuguda aluminium smelter is located in Jharsuguda in the state of Odisha in India. Operations in the Jharsuguda facility were implemented in two phases. The first phase has a production capacity of 250,000 tpa and was completed in November 2009. The second phase was commissioned in June 2010. A total of 9 units of the associated 1215 MW coal-based thermal captive power plant of 135 MW each have been commissioned. The captive power plant units meet the power requirements of the Jharsuguda smelter and all other power requirements of this facility. We are also setting up a 1,250,000 tpa aluminium smelter and capitalized 80 pots also during fiscal year 2016. A total of 424 pots and 336 pots were capitalized during fiscal year 2017 and 2018 respectively. As of March 31, 2018, 840 pots have been capitalized out of 1,322 pots. Power to the new smelter will be provided by our 1800 MW power plant in Jharsuguda.

Production Volumes

The following table sets out total production from our Lanjigarh and Jharsuguda facilities for fiscal years 2016, 2017 and 2018:

		For the year ended March 31
		(tons)
Facility	Product	2016	2017	2018
Lanjigarh	Calcined alumina	970,893	1,207,957	1,209,436

Jharsuguda	Ingots	333,249	474,288	590,375
	Billets	110,400	146,023	315,537
	Wire rods	139,184	119,471	155,865
	Hot metal	8,892	46,541	44,257

		591,725	786,323	1,106,034

Principal Raw Materials

The principal inputs of the aluminium operations are bauxite, alumina, power, carbon and certain other raw materials.

Bauxite

Currently, we do not have any dedicated mining source and are in the process of identifying bauxite mining sources across India. Currently, bauxite is being sourced primarily through imports (29.7%), from the domestic market in the west coast (5.4%), BALCO mines (28.8%) and the remaining from Madhya Pradesh, Chhattisgarh, Jharkhand and Andhra Pradesh. During April 2018, we have entered into a long term linkage agreement with Odisha Mining Corporation Limited (“OMC”) to supply 70% of saleable bauxite from Kodingamali mine.

Alumina

Alumina is the primary raw material used in the production of aluminium. We currently source alumina largely from third-party suppliers in international markets. The alumina sourced externally is metallurgical grade calcined alumina with a minimum alumina content of 98.6% on a dry basis. In fiscal years 2016, 2017 and 2018, we purchased 0.47 million tons, 0.77 million tons and 1.37 million tons of alumina at an average price of $ 353 per mt, $ 311 per mt and $ 388 per mt, respectively, on a cost, insurance and freight basis at the port situated in the state of Andhra Pradesh.

Power

Smelting primary aluminium requires a substantial and continuous supply of electricity. As a result, power is a key input at our Jharsuguda facility, where power is provided by nine coal-based captive power plants of 135 MW each. To meet the additional power requirements of the second Smelter, three thermal power plant units of 600 MW each at Jharsuguda has been converted to captive power plants based on an order issued by the Odisha Electricity Regulatory Commission with effect from April 1, 2015. We have been sourcing coal through coal linkage from Mahanadi coal field, imports, e-auction and from washeries. The linkage coal quantity from Mahanadi coal field is transported through bottom discharge wagons.

The power plant at Jharsuguda sources coal from sources such as the GoI’s coal mining companies, long-term coal supply agreements with various state governments under PPAs and from imports. In fiscal year 2018, the total coal purchased from these other sources was 6.23 million tons for 135 x 9 MW and 7.10 million tons for 600 x 3 MW power plants.

The total volume of coal consumed annually by coal-fueled power plants is largely dependent on the amount of generation. During fiscal year 2018, total coal consumed by 135 x 9 MW and 600 x 3 MW power plants was 5.94 million and 7.27 million tons respectively.

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

Sales and Marketing

Our 10 largest customers of our Odisha aluminium business accounted for approximately 53.4%, 63.1% and 70.0% of Odisha aluminium business in fiscal years 2016, 2017 and 2018 respectively. One of our Odisha aluminium business customers accounted for 12.2% and 10.2% of Odisha aluminium business revenue in fiscal year 2016 and 2017, respectively. Two of our customers accounted for greater than 10% of aluminium business revenue in fiscal year 2018.

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

Projects and Developments

We plan to invest ₹ 106,000 million ($ 1,628 million) to expand our alumina refining capacity at Lanjigarh to 5 mtpa by (i) constructing a second alumina refinery with a capacity of 3 mtpa; and (ii) constructing an associated 210 MW captive power plant. The expansion of the alumina refinery at Lanjigarh was on hold since October 20, 2010 due to the order passed by the MoEF’s restricting us from any further expansion of this refinery.

Against this order, we filed a writ petition in the High Court of Odisha and the Court dismissed our petition. We subsequently made an application to the MoEF to reconsider the grant of the environmental clearance for our alumina refinery. The MoEF by its letter dated February 2, 2012, issued fresh terms of reference to us for preparation of the Environment Impact Assessment report. We submitted the Environment Impact Assessment report to the Odisha Pollution Control Board and simultaneously submitted various representations to the MoEF as well as the Project Monitoring Group established under the Cabinet Committee on Investments. The expert appraisal committee of the MoEF reconsidered the project and revalidated the terms of reference for 22 months effective January 2014. Therefore the ban imposed on the expansion of our alumina refinery was lifted and we are pursuing the matter with the state government. The public hearing was held on July 30, 2014 subsequent to which the expert appraisal committee, in its meeting held on January 9, 2015, has recommended the project for environmental clearance and for the further expansion of our Lanjigarh refinery. In respect of the Lanjigarh Expansion project, environmental clearance for the Lanjigarh expansion project was received on November 20, 2015 for up to 4 mtpa, and an additional environmental clearance for up to 6 mtpa will be received after the completion of land acquisition of the balance area of 666.03 HA. Further, a consent to establish for 4 mtpa and a consent to operate for 2 mtpa has also been obtained. However, construction activities continue to be on hold and the management is evaluating the timing for resuming construction activities in Lanjigarh. As approvals for expansion of the Lanjigarh refinery to 4 mtpa has been received, second stream operations have commenced at the Alumina refinery from April 2016, the debottlenecked capacity has reached 2 mtpa (although this is contingent on the bauxite quality). We continue to explore the feasibility of expanding our alumina refinery capacity, from 2 to 4 mtpa and then up to 6 mtpa, subject to bauxite availability and regulatory approvals. See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information – Legal Proceedings” for details. As of March 31, 2018, we spent ₹ 59,014 million ($ 906 million) on the Lanjigarh expansion project.

We are also investing an estimated ₹ 145,000 million ($ 2,227 million) to set up a second 1,250,000 tpa aluminium smelter. Power for the new smelter will be provided by our 1800 MW commercial power plant at Jharsuguda. As of March 31, 2018, we spent ₹ 140,570 million ($ 2,159 million) on this project.

Our Commercial Power Generation Business

Overview

We have been building and managing power plants since 1997. As of March 31, 2018, the total power generating capacity of our thermal power plants, wind power plants and gas based plants was 9,000 MW, which includes our fourteen thermal coal-based captive power plants with a total power generation capacity of 5,239.6 MW. The following table sets forth information relating to our existing power plants as of March 31, 2018:

Fiscal Year Commissioned	Capacity	Location	Fuel Used
	(MW)
1988(1)	270.0	Korba	Thermal Coal
1997	24.0	Tuticorin	Liquid fuel
1999	75.0	Mettur Dam	Thermal Coal
2003	7.4	Debari	Liquid fuel
2003	6.0	Zawar	Liquid fuel
2003	14.8	Chanderiya (2)	Liquid fuel
2003	4.8	Cambay	Gas based
1999 and 2003	10.0	Ravva	Gas based
2005	7.5	Tuticorin	Liquid fuel
2005	15.0	Pantnagar	Liquid fuel
2005	154.0	Chanderiya	Thermal coal
2006	540.0	Korba	Thermal coal
2007	75.0	Lanjigarh	Thermal coal
2007	107.2	Gujarat and Karnataka	Wind (3)
2007	30.0	Amona	Gas based
2008	80.0	Chanderiya	Thermal coal
2009	80.0	Zawar	Thermal coal
2009	16.0	Gujarat and Karnataka	Wind (3)
2009	675.0	Jharsuguda	Thermal coal
2009	25.0	Mettur Dam	Thermal coal
2010	540.0	Jharsuguda	Thermal coal
2010	3.3	Rajasthan Raageshwari Gas terminal	Gas based
2010	14.4	Gujrat Viramgam Terminal	Gas based
2010	32.5	Pipeline Above Ground Installations	Gas based
2011	1200.0	Jharsuguda	Thermal coal
2011	48.0	Rajasthan and Karnataka	Wind
2011	174.3	Dariba	Thermal coal
2012	103.0	Karnataka, Maharashtra, Rajasthan and Tamil Nadu	Wind (3)
2012	600.0	Jharsuguda	Thermal coal
2012	30.0	Amona	Gas based
2013	600.0	Jharsuguda	Thermal coal
2013	80.0	Tuticorin	Thermal coal
2013	6.5	Mettur Dam	Thermal coal
2014	80.0	Tuticorin	Thermal coal
2010 and 2014	60.0	Rajasthan Mangala Processing terminal	Thermal coal
2015	31.3	Gujrat Bhogat terminal	Thermal coal
2015	660.0	Mansa- Talwandi Sabo Road, Mansa, Punjab	Thermal coal
2016	660.0	Mansa- Talwandi Sabo Road, Mansa, Punjab	Thermal coal
2016	900.0	Korba	Thermal coal
2017	660.0	Mansa- Talwandi Sabo Road, Mansa, Punjab	Thermal coal
2017	300.0	Korba	Thermal coal

	9,000.0

Notes:

(1)	Commissioned by BALCO prior to our acquisition of BALCO in 2001. The 270 MW power plant was transferred from power business to aluminium business on April 1, 2016.
(2)	Transferred from Debari to Chanderiya in March 2009.
(3)	Our wind power plants are not for captive use.

Power production volumes

The following table sets out total power production volumes in MU for the last three fiscal years:

	For Fiscal Year Ended March 31,
Facility	2016	2017	2018

BALCO 270 MW(1)	169	0	0
BALCO 600 MW(2)	1,025	2,609	1,536

Jharsuguda coal based independent thermal power plant(1)	7,319	3,328	1,172

HZL Wind Power Plant	415	448	414
MALCO – 106.5 MW coal based thermal power plant(3)	402	190	4
TSPL	2,792	6,339	7,915

Total	12,122	12,914	11,041

(1)	Three Jharsuguda 600 MW power plants and BALCO 270 MW power plant were transferred from the power to aluminium business on April 1, 2016.
(2)	BALCO 600 MW production figure represents external wheeling excluding internal consumption.
(3)	MALCO plant has been put under care and maintenance from May 26, 2017.

Jharsuguda Power sale excludes power transfer of 145 MU, 4,757 MU and 10,038 MU to its smelting facilities in fiscal years 2016, 2017 and 2018, respectively.

Commercial power plants

We previously had a 2400 MW coal based thermal power plant facility (comprising of four units of 600 MW each) in Jharsuguda in the state of Odisha. The power plant was earlier operated through Sterlite Energy and is now a part of Vedanta pursuant to the Re-organization Transactions. The plant has been built with an estimated investment of approximately ₹ 82,000 million ($ 1,259 million). The first unit of commercial operation commenced in November 10, 2010. The second unit was operational on March 30, 2011 and the third unit was operational in August 19, 2011. The fourth unit was operational on April 26, 2012. On June 17, 2015, we petitioned to OERC to convert the 2400 MW independent power plant into a captive generating plant to cater to the power needs of the 1.25 mtpa smelter at Jharsuguda and consequently, the OERC issued an order of conversion of three units into captive generating plants with effect from April 1, 2015, while retaining the IPP status of one unit to fulfill the obligations under the PPA with GRIDCO. As a result, three of the four 600 MW units were converted to captive generating plants during fiscal year 2017.

The coal based thermal power plant facility requires approximately 3.5 million tpa of coal. We have applied to the Ministry of Coal for allotments of coal blocks and long term coal linkages, which are long term supply contracts for delivery of coal meeting specific contract specifications for captive use. In January 2008, the Ministry of Coal jointly allocated the coal blocks in the Rampia and Dip Side Rampia in the state of Odisha to six companies, including Sterlite Energy. The six companies entered into an agreement to jointly promote a new company called Rampia Coal Mine and Energy Private Limited, or RCMEPL, which was incorporated in February 2008.

The Company invested in M/s Rampia Coal Mines and Energy Private Limited, a joint venture incorporated in India that was set up for the purpose of developing coal blocks. The Company acquired ₹ 24.3 million equity shares of ₹ 1 each, representing 17.39% of the total equity shares. However, due to the cancellation of coal blocks by the Supreme Court of India, an impairment loss of ₹ 24.3 million was recognized in respect of such investment.

Power plants in Odisha source coal from sources such as the GoI’s coal mining companies, long-term coal supply agreements with various state governments under PPAs and from imports. In fiscal year 2018, the total coal purchased from these sources was 1.87 million tons.

The total volume of coal consumed annually by Odisha’s coal-fueled power plants is largely dependent on the amount of generation and ranges between 2 million to 3.5 million tons.

Additionally, we have been allotted a coal linkage of 2.6 mmtpa for the Jharsuguda project to meet the coal requirements of the 600 MW unit, for which fuel supply agreement was entered into with Mahanadi Coalfields Limited with an assurance of supplying 90% of the total quantity.

In September 2006, Sterlite Energy entered into a power purchase agreement with GRIDCO, which was amended in August 2009 and further amended in December 2012, in which GRIDCO was granted the right to purchase upto 25.0% of the power sent out from the power plant after adjustments for auxiliary consumption by us, for approximately up to 561 MW from this project. Further, GRIDCO shall at all times have the right on behalf of the state government of Odisha to receive from the Jharsuguda power project, 7.0% of the power generated (after adjustments for auxiliary consumption by the power plant), up to approximately 157 MW of power at variable cost, if the coal block is allocated within the state or 5.0% of the power generated (after adjustments for auxiliary consumption by the power plant), up to approximately 112 MW of power at variable cost, if the coal block is allocated outside the state as determined by the Orissa Electricity Regulatory Commission (“OERC”). GRIDCO will have the right to purchase power from us for a period of 25 years from the date of commercial operation of the last unit. The tariff for the PPA is revised once every five years. This right is an option to purchase rather than a binding commitment of GRIDCO.

In the event GRIDCO decides not to avail part or whole of the above mentioned right during any five year period, it shall give six months’ notice of the same to us prior to the commencement of such period. Power from the power plant to be purchased by GRIDCO will be evacuated by GRIDCO from the bus bar (which is the discharge point of the power plant) of the project. For the evacuation of the remaining power, we have constructed a 400 KV Loop-In-Loop-Out I (“LILO I”) and a 400 KV Loop-In-Loop-Out II (“LILO II”) transmission line. Sterlite Energy entered into an agreement with Power Grid Corporation India Limited (“PGCIL”) in July 2010 to build the dedicated transmission system required for evacuating power from the power plant to the pooling units of PGCIL. The PGCIL lines (Rourkela-Raigarh Line) where LILOs were connected achieved Commercial operation date (“COD”) on March 1, 2013. SEL had been injecting power through the aforesaid LILO-II and LILO-I has been abandoned due to tower collapse. Further, LILO I extended upto Jharsuguda pooling station as dedicated transmission line (400 KV) and achieved COD as on November 6, 2017 and joint inspection has been completed in May 2018. Pursuant to commissioning of dedicated transmission line, PGCIL has disconnected LILO-II.

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

On June 12, 2013, the Orissa Electricity Regulatory Commission pronounced a decision and working methodology on tariff determination in relation to the procurement of power by GRIDCO for the period from November 2010 to March 2014. Aggrieved by the order, the Company filed a review petition before the OERC that was nevertheless disposed by the OERC on September 25, 2013.

Subsequently, we filed an appeal against the OERC’s decision with the appellate tribunal for electricity (“APTEL”) on October 28, 2013. APTEL in its interim order dated March 28, 2014 recognized the fact of transmission line constraints and directed the state load dispatch center for the re-computation of the plant availability factor (PAF) and advised to schedule the power of GRIDCO for transmission line constraint considerations in the future. Subsequently, GRIDCO filed a stay appeal in the Supreme Court against the order of the appellate tribunal that was dismissed by the Supreme Court on March 16, 2015. Consequently, APTEL directed GRIDCO to pay the amount due of ₹ 1,640 million. In compliance with the order, GRIDCO made the payment in fiscal year 2016.

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

In September 2016, we received a notice from GRIDCO for the recovery of ₹ 1,640 million paid consequent to the orders of APTEL and Supreme Court, as our main appeal got dismissed by APTEL. Against GRIDCO’s demand for recovery, we filed an appeal for clarification with APTEL and same was dismissed for the reason that its previous order was self-explanatory. Aggrieved by this dismissal, we filed a civil appeal in Supreme Court, but later withdrew the appeal on March 10, 2017.

The OERC through its order dated April 17, 2017 allowed that, for calculating plant availability factor achieved during the month (“PAFM”) of the IPP, the carrying capacity of the line at 400 MW in a sustainable mode should be taken into consideration. Accordingly, while calculating the PAFM of the installed capacity of Unit-II of IPP should be taken as 400 MW or actual injection whichever is higher. The aforesaid mechanism should be adopted for the period from November, 2010 untill the transmission line constrain was resolved. The said order confirmed the findings of transmission line constraint and provided for a mechanism for calculating PAFM and thus claiming higher Annual Fixed Charge.

Aggrieved by the aforesaid order by OERC, GRIDCO filed an application to review the order. The hearings in review petition have been concluded and order has received on May 16, 2018 in which OERC dismissed the review petition of GRIDCO.

The entire amount payable by GRIDCO withheld beyond the due date shall accrue a late payment surcharge at the rate of 1.25% per month from the due date to the actual date of payment. The Company has not made any accruals towards the said amount in the books.

On September 12, 2016, GRIDCO raised a demand for payment towards Environment Management Fund (“EMF”) as per the data available to GRIDCO. The State Government notified the levy of a contribution towards EMF by Thermal Power Plant (“TPP”) at the rate of 6 paisa per unit of energy sold outside the state. The Company has challenged such notification on the ground that it has not been backed by any legislation and is a policy decision of the government that has no legal basis. GRIDCO has started recovering ₹ 30 million ($ 0 million) per month from December 2016 onwards towards arrears of EMF. To date, GRIDCO has kept ₹ 270 million ($ 4 million) on hold. The Company has made a provision in this respect. Further, in interim order dated November 7, 2017, the High Court of Odisha has granted the stay on payment of EMF levy.

OERC through its order dated February 27, 2018 has approved the claim of the Company in relation to the revised debt equity structure post its merger with Sesa Goa in 2013. The OERC in its order has allowed GRIDCO to pay the total amount in six half yearly instalments without interest. The Company has filed review petition with OERC in May 2018, primarily on the limited issue of non-grant of interest to it. The Company, based on legal advice, firmly believes that its right to interest (time value of money) is protected under the Electricity laws and OERC has erred in allowing interest-free payment to GRIDCO.

The Company also filed Multi Year Tariff (“MYT”) petition for fixation of tariff for the period starting fiscal year 2015 to fiscal year 2019. The hearing on the matter has concluded and the order has been issued by OERC on June 29, 2018. The tariff has been approved as per the CERC Tariff Regulation, 2014-2019 till October 9, 2014 and beyond this period based on OERC Generation Tariff Regulation, 2014. The order deos not have any significant impact on the basis of revenue recognition in the books. However, the Company is still in the process of detailed evaluation of the said order.

The ten largest customers of our Odisha power business accounted for 100% of Odisha power business in fiscal years 2016, 2017 and 2018. Three of the top customers accounted for 68%, 100%, and 100% of our Odisha power business in fiscal years 2016, 2017 and 2018.

Talwandi Sabo

In July 2008, Sterlite Energy succeeded in an international bidding process and was awarded the project for the construction of a 1980 MW coal-based thermal commercial power plant at Talwandi Sabo in the state of Punjab in India. The project was bid as Case-2 tariff based competitive bidding, implying that the developer had to quote for capacity charges and efficiency. Fuel costs subject to quoted efficiency was to be a pass-through. All necessary approvals for the project have been obtained and commissioning of this project was carried out in stages. The estimated cost of the project was ₹ 115,460 million ($ 1,773 million). The boiler light up and synchronization of the first unit was achieved in fiscal year 2014, and coal logistics were established in fiscal year 2014.

The first and second 660 MW units of the Talwandi Sabo power plant were capitalized in fiscal years 2015 and 2016 respectively. The third 660 MW unit was capitalised on September 1, 2016 after successful completion of trial runs.

In May 2008, Sterlite Energy entered into an on-shore and offshore engineering, procurement and construction contract with SEPCO Electric Power Construction Corporation (“SEPCO”), for Sterlite Energy’s Talwandi Sabo thermal power project for ₹ 66,560 million ($ 1,022 million). A novation agreement in favor of TSPL was executed in November 2009. The contract was revised upwards by $ 74 million on November 15, 2012 to reflect the set-up and commissioning of three units of power at the Talwandi Sabo thermal power plant.

SEPCO’s obligations under the contract include testing and delivery of plant and equipment, system design and engineering of plant and equipment in accordance with technical specifications, supervision of civil, structure and manufacturing work, custom clearance, port clearance, inland transportation of offshore as well as onshore plant and equipment, unloading, storage and preservation for all equipment and material required, ash disposal among others within the period specified in the contracts. The fixed contract price is payable in multiple installments according to a fixed payment schedule. SEPCO has provided performance guarantees with respect to various parameters, for instance, net unit heat rate of 2,222.80 kwph/kcal and net unit electric output of 611.82 MW. On February 3, 2016, TSPL terminated the SEPCO EPC contract, due to delays in setting up the project, and for certain defects and deviations not being resolved in a timely manner. However, on April 16, 2016 the parties reached an agreement for the settlement of the EPC contract issues. The revised value of the contract stands at USD 1,041.8 million for offshore supply and service, and ₹ 21,371 million for onshore supply and service.

As of March 31, 2018, ₹ 116,837 million ($ 1,794 million) was spent on this project. This project is financed by internal sources and through debt financing.

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

TSPL sources coal from sources such as the GoI’s coal mining companies, long-term coal supply agreements with various state governments under PPA’s and from imports. In fiscal year 2018, the total coal purchased from these sources was 5.61 million metric tons.

The total volume of coal consumed annually by our coal-fueled power plants is largely dependent on the amount of generation and ranges between 6.99 million to 8.16 million metric tons for PLF ranging from 60% to 70%.

In TSPL, there is only one customer which accounted for 100% of TSPL power business in fiscal years 2016, 2017 and 2018.

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

HZL—Wind Power Plants

As of March 31, 2018, wind power plants with a combined power generation capacity of 274 MW have been commissioned in the States of Gujarat, Karnataka, Tamil Nadu, Maharashtra and Rajasthan in India at a total cost of ₹ 14,540 million ($ 223 million). The electricity from these wind power plants is sold to State Electricity Boards.

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

MALCO sources entire coal through imports (from various countries including Indonesia, Russia and South Africa). In fiscal year 2018, no coal was purchased from these sources.

The total volume of coal consumed annually by our coal-fueled power plants is largely dependent on the amount of generation and ranges between 0.5 million to 0.55 million tons at 100% PLF.

MALCO’s 10 largest customers accounted for approximately 78.5%, 100.0% and 100.0% of revenue for MALCO’s power business in fiscal years 2016, 2017 and 2018, respectively. One of MALCO’s customers accounted for 71.1%, 42.7%, and 100.0% of MALCO’s revenue in fiscal years 2016, 2017 and 2018.

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

Other Business

Port Business

We have a 100% interest in Vizag General Cargo Berth Private Limited, which won the bid to mechanize the coal handling facilities and upgrade the general cargo berth for handling coal at the outer harbor of Vishakhapatnam port located on the east coast of India. The capacity of the upgraded berth is 10.2 mmtpa.

Vizag General Cargo Berth Private Limited has entered into an agreement on June 10, 2010 with the port authority, Vishakhapatnam Port Trust, to mechanize the coal handling facilities and upgrade the general cargo berth on a build-operate-transfer basis for 30 years commencing on the date of award of concession. The company started commercial operations effective as of March 15, 2013. Vishakhapatnam Port Trust receives a royalty of 38.1% of the gross revenue chargeable by Vizag General Cargo Berth Limited as per Tariff Authority for Major Ports which is based on the pre-determined tariff we receive for cargo handling activities as set out in the concession agreement. Sterlite Ports Limited, a 100% subsidiary of Vedanta Limited has received an award of letter dated March 31, 2016, for redevelopment of berths 8, 9, barge berths and mechanical ore handling plant at the Port of Mormugao, Goa on a design-build-finance-operate-transfer basis for 19 mmtpa capacity multi-cargo port terminal. A special purpose company, “Goa Sea Port Private Limited” was incorporated on July 5, 2016 as a wholly owned subsidiary of Sterlite Ports Limited. Goa Sea Port Private Limited entered into an agreement on September 22, 2016 with the Mormugao Port Trust, to operate the berth on a build-finance-operate-transfer basis for 30 years commencing on the date of award of concession. The date for fulfillment of condition precedents for commencement of the concession has been mutually extended till August 15, 2018 as Mormugao Port Trust is in process of obtaining environment clearance, which is one of the condition precedent.

Glass substrate business

On December 28, 2017, the Group acquired 51.63% equity stake in AvanStrate Inc. (ASI) for a cash consideration of ₹ 1 million ($ 0 million) and acquired debts for ₹ 9,832 million ($ 151 million). Additionally, a loan of ₹ 469 million ($ 7 million) was extended to ASI. ASI is involved in the manufacturing of glass substrate. The financial results of ASI from the date of acquisition to March 31, 2018 have been included in the consolidated financial statements of the Group.

As per the shareholding agreement entered with the other major shareholder holding 46.6% in ASI, the Group has call option, conversion option to convert part of its debt given to ASI into equity of ASI as well as it has issued put option to the other majority shareholder. These are exercisable as per the terms mentioned in the shareholding agreement.

The fair values and business combination has been accounted for on a provisional basis under IFRS 3, as it relates to property, plant and equipment and other intangible assets, and the resultant bargain gain of ₹ 335 million ($ 5 million) has been recognised in the consolidated statements of profit or loss.

Exploration and Development Activities

We are engaged in ongoing exploration and development activities to locate additional ore bodies in India, Australia, South Africa, Namibia and Ireland. We spent approximately ₹ 10,513 million ($ 161 million) in fiscal year 2018 on exploration.

The focus of our exploration has been sediment hosted zinc deposits in India and oil and gas exploration in India and South Africa.

Options to Increase Interests in HZL and BALCO

Call Options Over Shares in HZL

On April 11, 2002, we acquired a 26.0% interest in HZL from the GoI through our subsidiary, SOVL (which merged with us with effect from April 1, 2012). At the time of the acquisition, we owned 80.0% and Sterlite Technologies Limited owned the remaining 20.0% in SOVL. In February 2003, Sterlite Technologies Limited transferred its 20.0% interest to us. We subsequently acquired a further 20.0% interest in HZL through an open market offer. The total cash consideration paid by us for the acquisition of the 46.0% interest in HZL was ₹ 7,776 million ($ 119 million at the time of acquisition). Upon our acquisition of the 26.0% interest in HZL, we and the GoI entered into a shareholders’ agreement to regulate, among other things, the management of HZL and dealings in HZL’s shares.

Under the shareholders’ agreement, the GoI granted us two call options to acquire all the shares in HZL held by the GoI at the time of exercise. We exercised the first call option on August 29, 2003 and acquired an additional 18.9% of HZL’s issued share capital at a cost of ₹ 3,239 million ($ 50 million) on November 12, 2003, increasing our interest in HZL to 64.9%.

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

The second call option provides us a right to acquire the GoI’s remaining 29.5% shareholding in HZL, subject to the right of the GoI to transfer up to 3.5% of the issued share capital of HZL to employees of HZL, in which case the number of shares that we may purchase under the second call option will be reduced accordingly. This call option became exercisable on April 11, 2007 and remains exercisable for as long as the GoI has not sold its remaining interest pursuant to a public offer of its shares. Under the shareholders’ agreement, upon the issuance of a notice of exercise of the second call option by us to the GoI, we shall be under an obligation to complete the purchase of the shares, if any, then held by the GoI, within a period of 60 days from the date of such notice. The exercise price for the second call option will be equal to the fair market value of the shares as determined by an independent appraiser. In determining the fair market value of the shares, the independent appraiser may take into consideration a number of factors including, but not limited to, discounted cash flows, valuation multiples of comparable transactions, trading multiples of comparable companies, SEBI guidelines and principles of valuation, the minority status of the shares, the contractual rights of the shares and the current market price of the shares. Based solely on the market price of HZL’s shares on the NSE on July 20, 2018 of ₹ 265 ($ 4) per share, and not including the other factors that the independent appraiser may consider, one possible estimation of the exercise price to acquire all of the GoI’s 1,247,950,590 shares in HZL would be ₹ 331,019 million ($ 5,084 million).

By a letter dated July 21, 2009, we exercised the second call option. The GoI disputes the validity of the call option and has refused to act upon it. Consequently, we invoked arbitration and filed a statement of claim. The arbitral proceedings are under progress and will be next heard on November 24, 2018.

On January 9, 2012, we offered to acquire the GoI’s interests in HZL for ₹ 154,920 million ($ 2,379 million). We have, by way of letters dated April 10, 2012 and July 6, 2012, sought to engage with the GoI on the same terms as the offer. This offer was separate from the contested exercise of the call options, and we proposed to withdraw the ongoing litigation in relation to the contested exercise of the options should the offer be accepted. To date, the offer has not been accepted by the GoI and therefore there is no certainty that the acquisition will proceed.

Call Options over shares in BALCO

On March 2, 2001, we acquired a 51.0% interest in BALCO from the GoI for a cash consideration of ₹ 5,533 million ($ 85 million). On August 28, 2012, we entered into a shareholders’ agreement with the GoI and BALCO to regulate, among other things, the management of BALCO and dealings in BALCO’s shares. The shareholders’ agreement provides that as long as we hold at least 51.0% of the share capital of BALCO, we are entitled to appoint one more director to the board of BALCO than the GoI and are also entitled to appoint the managing director. There are various other matters reserved for approval by both the GoI and us under the shareholders’ agreement, including amendments to BALCO’s articles of association, the commencement of a new business, non-pre-emptive issues of shares or convertible debentures and the provision of loans or guarantees or security to other companies under the same management as BALCO.

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

The GoI also granted us an option to acquire the remaining shares in BALCO held by the GoI at the time of exercise. The exercise price is the higher of:

•	the fair value of the shares on the exercise date, as determined by an independent valuer; and

•	the original sale price (₹ 49 per share) ($ 1 per share) together with interest at a rate of 14.0% per annum compounded half yearly from March 2, 2001 to the exercise date, less all dividends received by the GoI since March 2, 2001 to the exercise date.

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

Subsequently, the dispute was referred to arbitration and the arbitration tribunal rendered award rejecting our claim. We filed an application to the High Court of Delhi to set aside this award and the next date of hearing is on November 19, 2018.

Employees

As of March 31, 2018, we had 18,146 employees. The number of employees as of March 31, 2016, 2017 and 2018 is as follows:

Company		Location	Primary Company Function	Total employees for the year ending March 31,
				2016	2017	2018
Zinc
	— HZL	India	Zinc and lead production	4,652	4,421	4,383
Zinc International
	— Black Mountain	South Africa	Zinc and lead Mining	791	789	803
	— Skorpion	Namibia	Zinc and lead Mining and refining	782	708	711
	— Lisheen	Ireland	Zinc and lead Mining	33	—	—
Oil and gas	— Cairn	India	Oil and Gas	1,478	1,479	1,523
Iron Ore	— Western Cluster (Liberia)	Liberia	Iron Ore	—	—	—
	— Vedanta Limited	India	Iron Ore	2,903	2,878	2,795
Copper
	— Vedanta Limited	India	Copper smelting and refining	1,011	1,022	1,083
	— CMT	Australia	Copper mining	24	22	16
	— Fujairah Gold FZC	UAE	Precious metal refinery	49	92	87
Aluminium
	— BALCO	India	Aluminium production	2,468	2,477	2,487
	— Vedanta Limited	India	Aluminium production	2,480	3,291	3,920
Power
	— Vedanta Limited	India	Commercial power generation	109	109	109
	— TSPL	India	Commercial power generation	240	234	86
	— MALCO Energy Limited	India	Commercial power generation	75	71	20
Others				126	135	123

Total				17,221	17,728	18,146

The majority of our workforce is unionized. Employees of HZL and BALCO are members of registered trade unions such as Bharat Aluminium Mazdoor Sangh for BALCO and Hindustan Zinc Workers Federation for HZL, and are affiliated with national trade unions such as the Indian National Trade Union Congress. We believe that relations with our employees and unions are good, though we have in the past and may in the future experience strikes and industrial actions or disputes. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our operations are subject to risks that could result in decreased production, increased cost of production and increased cost of or disruptions in transportation, which could adversely affect our revenue, results of operations and financial condition”

Our sustainable development model is integral to Vedanta Limited’s core business strategy. In addition to delivering high-quality assets and low-cost operations, it helps us conduct business in line with our values.

Our sustainable development model is made up of four pillars: responsible stewardship, building strong relationships, adding and sharing values and strategic communications. Further, we have created a sustainable development framework to help us institutionalize the sustainable development model at each of our businesses. It points to global best practice standards as well as our own policies and guidance notes for the most critical issues. We are committed to ensuring that the framework is followed and managed in all our operations and new projects as part of our sustainability journey.

During fiscal year 2018, we continued to strengthen our sustainable development framework with the release of performance standards on safety and environment. We are using the Vedanta sustainability assurance program (“VSAP”) to ensure framework compliance, including a program of audits.

In a geographically diverse business like ours, fostering a culture of zero harm is a challenge to which we are committed and through which we will eliminate fatal accidents and harm. During fiscal year 2018, we unfortunately had seven fatal accidents. Each was investigated and reported to Vedanta Limited’s board of directors, with the lessons learned advised to all our operating businesses including action plans to prevent such incidents. We also released three new safety standards to be implemented in the Group and these were immediately included in our Vedanta sustainability assurance program and audit program. We are seeing tangible outcomes of our safety approach with an overall reduction in incidents and lost time injuries. The corporate team along with the business units are implementing various capacity building and behavioral based programs to entrench a culture of safety and risk awareness. Further, over 500,000 hours of safety training were delivered to employees and contractors during fiscal year 2018.

In fiscal year 2017, we released a tailings management standard for the Group. During an unfortunate incident, an ash dyke at our aluminum operations breached the tailings management standard in the fiscal year 2018. We immediately undertook a third party assessment of all our tailing dams and ash dykes against the Company’s standards to analyze the gaps and develop plans for corrective measures at each business.

We manage our environmental footprint to the most rigorous global standards and have developed specific objectives and targets, particularly with regard to water and energy management. We also have many control programs in place across our businesses, for example, all our operations are ISO 14001 certified; systems to reduce water and energy consumption, minimize land disturbance, minimize waste production and contain pollution are in place; Vedanta Limited - oil and gas business has developed their biodiversity action plan; and we are working on new and innovative ways to recycle waste from our operations including fly ash, red mud, phosphor and gypsum.

Insurance

We maintain property insurance which protects against losses relating to our assets arising from fire, business interruption, earthquakes or terrorism and freight insurance which protects against losses relating to the transport of our equipment, product inventory and concentrates. We do not have insurance for certain types of environmental hazards, such as pollution or other hazards arising from our disposal of waste products or fraud, which is being evaluated. The occurrence of a significant adverse event, the risks of which are not fully covered by insurance, could have a material adverse effect on our financial condition or results of operations. Moreover, no assurance can be given that we will be able to maintain existing levels of insurance in the future at the same rates. See “Item 3. Key Information -D. Risk Factors—Risks Relating to Our Business- Our insurance coverage may prove inadequate to satisfy future claims against us.”

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

The Oilfields (Regulation and Development) Act, 1948

The Oilfields (Regulation and Development) Act, 1948 provides for the regulation of oilfields and for the development of mineral oil resources. The Oilfields (Regulation and Development) Act empowers the GoI to frame rules on the granting of mining leases and petroleum exploration or prospecting licenses, the conservation and development of mineral oils, the production of oil, and the regulation of oilfields.

Petroleum Exploration License and Petroleum Mining Lease under the Petroleum and Natural Gas Rules, 1959

The Petroleum and Natural Gas Rules provide the framework for the granting of petroleum exploration licenses and petroleum mining leases. Rule 4 of the Petroleum and Natural Gas Rules prohibits the prospecting or exploitation of any activity unless a petroleum exploration license or petroleum mining lease has been granted under the Petroleum and Natural Gas Rules. A Petroleum Mining Lease entitles the lessee to an exclusive right to extract oil and gas petroleum from the relevant contract area. Petroleum Exploration Licenses and Petroleum Mining Leases are granted by the MoPNG for offshore areas and by the relevant state governments, with the prior approval of the Government, for onshore areas. In 2006, the Government amended the Petroleum and Natural Gas Rules so that a licensee or lessee is obligated to provide all data obtained under the license or lease. Such data shall be the property of the Government, provided that the licensee or lessee shall have the right to make use of such data, free of cost, for the purposes of petroleum operations under the license or lease. The Government also has the right to disclose to the public all non-proprietary data without the consent of the licensee. The Government has the sole authority to determine what is proprietary.

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

The Petroleum Act, 1934 read with the Petroleum Rules, 2002

The Petroleum Act, 1934 regulates the law relating to the import, transport, storage, production, refining and blending of petroleum and other inflammable substances. The Petroleum Rules, 2002 now regulate these activities.

Mines Act, 1952 read with Oil Mines Regulation, 2017

The newly enacted Oil Mines Regulations 2017, provides for greater focus on safety and precautionary measures to be adhered in conducting the petroleum operations namely compliance with specific Oil Industry Safety Directorate standards, recommended practices, guidelines and Indian Standards, preparation and implementation of a safety management plan, carrying out safety audits in mines and additional obligations of owners, agents or managers of mines.

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

Hydrocarbon Exploration and Licensing Policy

The Ministry of Petroleum and Natural Gas through its notification O-32011/4/2013-ONG-I dated March 30, 2016 introduced a new exploration and licensing policy named Hydrocarbon Exploration and Licensing Policy (“HELP”). This is a fundamental change in the Indian oil and gas sector, which introduces a new contractual and fiscal model for the award of hydrocarbon acreages. Four main facets of HELP are: single license, open acreages, revenue sharing model and marketing and pricing freedom. The uniform license will enable the contractor to explore conventional as well as unconventional oil and gas resources including shale gas/oil, tight gas and gas hydrates under a single license. The concept of Open Acreage Policy (“OALP”) will enable exploration and production companies to choose the blocks from the designated area. Vedanta has bid for 55 Blocks under the OALP.

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

Regulations pertaining to our oil and gas blocks located in South Africa

Petroleum Resources Development Act - South Africa

The Mineral and Petroleum Resources Development Act is the law governing exploitation of minerals and petroleum in South Africa. An exploration license has been granted to Cairn South Africa Pty Limited for exploration of petroleum resources in South Africa under the law. Petroleum Agency SA (“PASA”) is the nodal agency for all approvals. Cairn South Africa Pty Limited has not yet entered into the second phase of exploration, and accordingly the Deed for extension has not been executed. PASA has notified that the exploration right has expired.

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

C. Organizational Structure

The following diagram summarizes the corporate structure of our consolidated group of companies and our relationship with Vedanta and other key entities as of March 31, 2018:

*50% of the share in the RJ Block is held by a subsidiary of Vedanta Ltd

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

The principal members of our consolidated group of companies are as follows:

1.

Vedanta Limited. The company was originally incorporated in Goa on February 5, 1954 under the Portuguese Commercial Code as a private limited company and on June 25, 1965 under the name “Sesa Goa Private limited” under the Companies Act 1956. It became a public limited company on April 16, 1981 pursuant to fresh certificate of incorporation issued by the Registrar of Companies, Goa, Daman and Diu. Thereafter the name of the company was changed from “Sesa Goa Limited” to “Sesa Sterlite Limited” pursuant to a fresh certificate of incorporation issued by the Registrar of Companies on September 18, 2013 pursuant to the Re-organization Transactions and the name of the Company changed from “Sesa Sterlite Limited” to Vedanta Limited pursuant to a fresh certificate of incorporation issued by the Registrar of Companies on April 21, 2015. Our ADSs are listed on the NYSE. Vedanta, through its subsidiaries, owned 50.1 % of our issued share capital as on March 31, 2018, and controls our management. The remainder of our share capital i.e. 49.9% is held by PTC Cables Private Limited, Tax Recovery Officer, Life Insurance Corporation of India, Employee benefit trust and other institutional and public shareholders. Vedanta Limited and Cairn India Limited (now Vedanta Limited - oil and gas business) announced the Cairn India Merger which became operative on April 11, 2017. All substantive approvals for effecting the merger of Cairn India Limited (now Vedanta Limited - oil and gas business) with Vedanta Limited were received on March 27, 2017.

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

4.	Skorpion. Skorpion, officially known as THL Zinc Namibia Holdings (Proprietary) Limited, previously Anglo Base Namibia Holdings (Proprietary) Limited, previously Ambase Exploration (Namibia) Proprietary Limited was incorporated on June 16, 1998. The company has its headquarters at the Skorpion Zinc mine site, which is situated 25 km north of Rosh Pinah Namibia. The company’s registered office is situated at 24 Orban Street, Klein Windhoek, Namibia. Vedanta Limited holds the entire share capital in the Skorpion Zinc (Proprietary) Limited. Skorpion Zinc (Proprietary) Limited is an investment holding company, which holds the entire share capital in Namzinc (Proprietary) Limited and Skorpion (Proprietary) Limited. Namzinc operates a zinc refinery, who procures oxide zinc ore from Skorpion, who in turn extracts the ore from an open pit zinc deposit.

5.	BMM. BMM is an underground mining operation located at Aggeneys in the Northern Cape. It produces zinc, lead and copper concentrates which are predominantly exported to international customers through the port of Saldanha. The Company holds 74% and Exxaro Resources (through its wholly owned subsidiary, Exxaro Base Metals & Industrial Mineral Holdings (Pty) Ltd) holds the remaining 26.0% interest in BMM.

6.	Talwandi Sabo Power Limited: TSPL was incorporated as a special purpose vehicle by Punjab State Power Corporation Limited for development of 1980 MW on build-own-operate basis. TSPL has a 1980 MW coal based thermal power plant facility (comprising of three units of 660 MW each) in Mansa in the state of Punjab. The first 660 MW and second 660 MW unit of the Talwandi Sabo power plant were capitalized in fiscal year 2015 and 2016 respectively. The third 660 MW unit was capitalized on September 1, 2016 after successfully completing trial runs.

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

Overview

We are a diversified natural resource company engaged in exploring, extracting and processing minerals and oil and gas. We produce zinc, lead, silver, oil and gas, copper, aluminium, iron ore, glass substrate and commercial power and have a presence across India, South Africa, Namibia, U.A.E., Ireland, Australia, Japan, South Korea, Taiwan and Liberia. We have experienced significant growth through various expansion projects, acquisition of our zinc and aluminium businesses in 2002 and 2001 respectively, through the GoI’s disinvestment programs, the acquisition of the zinc business of Anglo American Plc in Namibia, South Africa and Ireland in fiscal year 2011, acquisition of oil and gas business in 2012 and by successfully growing our acquired businesses. We have further strengthened our presence across commodities through an all share merger with Sesa Goa in August 2013 through the Re-organization Transactions. We believe our experience in operating and expanding our business in India will allow us to capitalize on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations and large and inexpensive labor and talent pools.

Our revenue increased from ₹ 639,493 million in fiscal year 2016 to ₹ 717,207 million in fiscal year 2017, representing an increase of 12.2% and increased to ₹ 913,720 million ($ 14,033 million) in fiscal year 2018, representing an increase of 27.4%. An operating loss of ₹ 268,822 million in fiscal year 2016 decreased to an operating profit of ₹ 152,744 million in fiscal year 2017, representing a decrease of 156.8%. Operating profit for fiscal year 2018 was ₹ 223,531 million ($ 3,433 million), representing an increase of 46.3% as compared to fiscal year 2017.

The following tables are derived from our selected consolidated financial data and set forth:

•	the revenue from external customers for each of our business segments as a percentage of our revenue on a consolidated basis;

•	the operating profit for each of our business segments as a percentage of our operating profit on a consolidated basis; and

•	the segment profit for each of our business segments as a percentage of our segment profit on a consolidated basis.

	For the Year Ended March 31,
	2016	2017	2018
	(in percentages)
Revenue:

Zinc – India	21.6	23.6	23.8
Zinc – International	4.0	3.1	3.8
Oil and Gas	13.5	11.4	10.4
Iron Ore	3.5	5.7	3.4
Copper	32.7	29.3	27.0
Aluminium	17.3	19.1	25.3
Power	7.1	7.7	6.0
Other	0.3	0.1	0.3

Total	100.0	100.0	100.0

Operating Profit / (loss):

Zinc – India	22.1	56.0	49.2
Zinc – International	0.3	4.8	5.5
Oil and Gas	(127.5)	9.3	52.8
Iron Ore	(5.9)	5.5	(22.1)
Copper	7.3	9.8	5.1
Aluminium	0.5	7.7	4.3
Power	3.1	7.0	5.3
Other	0.1	(0.1)	(0.1)

Total	100.0	100.0	100.0
Segment Profit /(loss)(1):

Zinc – India	43.5	44.3	48.3
Zinc – International	3.0	4.3	5.6
Oil and Gas	22.2	19.0	21.3
Iron Ore	2.8	6.1	1.5
Copper	14.4	7.9	5.1
Aluminium	5.5	10.7	11.4
Power	8.2	7.6	6.6
Other	0.4	0.1	0.2

Total	100.0	100.0	100.0

Note:

(1)	Segment profit is presented as required by IFRS 8 and is calculated by adjusting depreciation, amortization and impairment from operating profit. Our segment profit may not be comparable to similarly titled measures reported by other companies due to potential inconsistencies in the method of calculation. We have included our segment profit because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our segment profit should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with IFRS as issued by the IASB. We believe that the inclusion of supplementary adjustments applied in our presentation of segment profit are appropriate because we believe it is an indicative measure of our baseline performance as it excludes certain charges that our management considers to be outside of our core operating results. In addition, our segment profit is among the primary indicators that our management uses as a basis for planning and forecasting of future periods. See “Item. 3—Key Information—A. Selected Consolidated Financial Data” for a table reconciling operating profit to segment profit for the periods presented.

Factors Affecting Results of Operations

Our results of operations are primarily affected by commodity prices, input commodity inflation and deflation, our cost of production, our production output, government policy in India and exchange rates.

Metal and Oil Prices, Copper TcRc and Power Tariff

Overview

Our results of operations are significantly affected by the commodity prices of natural resources that we produce, which are based on LME / LBMA prices in our zinc and aluminium businesses, other benchmark prices in our oil, gas and iron ore businesses and by the TcRc of copper in our copper business. The TcRc of copper, the commodity prices of the metals that we produce and the benchmark price of oil, gas and iron ore can fluctuate significantly as a result of changes in the supply of and demand for zinc, lead, silver, oil, gas, iron ore, copper and aluminium among others. While natural resources producers are unable to influence the market rate of the TcRc or commodity prices directly, events such as changes in smelting or commodity production capacities, temporary price reductions or other attempts to capture market share by individual natural resources producers including our consolidated group of companies, may have an effect on market prices. Moreover, the prices realized by us can, to some extent, be affected by the particular terms we are able to negotiate for the contractual arrangements we enter into with buyers. Price variations and market cycles, have historically influenced, and are expected to continue to influence our financial performance.

During the year ended March 31, 2018, the increase in commodity prices positively impacted our revenue and operating profit. During fiscal year 2018, average prices increased by 29.1% for zinc, 25.2% for copper, 21.2% for aluminium, 18.7% for lead, 18.3% for Brent while the average price of silver decreased by 5.0%.

Global growth and commodity demand remains volatile and emerging markets continue to be the key drivers of growth. We are well positioned to capitalize on emerging market growth with a significant portion of our assets in India and Africa. With favorable demographics and urbanization driving consumption growth in India, we are well placed to meet the growing demand. For a further discussion of global market and economic conditions and the risks to our business, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Investments in Indian Companies, Global Economic Conditions and International Operations—Global economic conditions have been unprecedented and challenging and have had, and continue to have, an adverse effect on the Indian financial markets and the Indian economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs.” Despite a series of economic and political events during the year which resulted in volatility in global markets, the commodity index was 25% higher at the end of fiscal year 2018 as a result of improved macroeconomic conditions. This global uptick was driven by resilient growth in advanced economies combined with a continued increase in growth in emerging markets. Key drivers included an increase in investment spend, supported by an improved outlook and a rise in private consumption. Commodities prices strengthened during fiscal year 2018. Both demand and supply supported the broad-based price increases. The acceleration in global growth led to an increase in demand for commodities while supply rationalization due to Chinese production cuts supported stronger commodity prices.

Zinc and Aluminium

The revenue of our zinc and aluminium businesses fluctuate based on the volume of our sales and the respective LME prices of zinc, lead and aluminium and the LBMA price of silver. Our zinc business is fully integrated and its profitability is dependent upon the difference between the LME price of zinc and lead, LBMA price of silver and our cost of production, which includes the costs of mining and smelting. For the portion of our aluminium business where the bauxite is sourced from BALCO’s own bauxite mines, profitability is dependent upon the LME price of aluminium less our cost of production, which includes the costs of bauxite mining or purchase of bauxite from third parties, transportation costs, the refining of bauxite into alumina and the smelting of alumina into aluminium. For the portion of our aluminium business where alumina is sourced from third parties, profitability is dependent upon the LME price of aluminium less the cost of the sourced alumina and our cost of production.

During fiscal year 2018, 66.0% of BALCO’s alumina requirement and 61.8% of our Odisha Aluminium business’ alumina requirement were imported from third parties, with the rest supplied by our Lanjigarh alumina refinery. The following table sets forth the daily average zinc and aluminium LME prices for each of the last three fiscal years:

	For the Year Ended March 31,
	2016	2017	2018
	(in US dollars per ton/ounce)
Zinc LME	1,829	2,368	3,057
Aluminium LME	1,590	1,688	2,046
Lead LME	1,768	2,005	2,379
Silver LBMA *	15.2	17.8	16.9

*	silver is denominated in $/ ounce

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

	For the Year Ended March 31,
	2016	2017	2018
	(US$ per barrel)
European Brent	47.5	48.6	57.5

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

For Rajasthan and Cambay blocks, the crude oil is benchmarked to Bonny Light, a West African low sulphur crude oil that is frequently traded in the region, with appropriate adjustments for crude quality. For fiscal year 2018, the discount to Dated Brent averaged $ 7.2/bbl for Rajasthan and $ 1.2/bbl for Cambay, due to the prevailing oil market conditions. Dated Brent reflects the values of North Sea cargo loading within the next 10-25 days, it incorporates the Brent, Forties, Oseberg and Ekofisk crude oil with the most competitive grade setting the price. European Brent spot prices and dated Brent prices are almost similar.

With effect from April 1, 2018, Ravva crude benchmark has been changed from Tapis and Minas crude grades (South Asian Crudes) to Bonny Light and the discount averaged $ 1.8 per bbl to Dated Brent in fiscal year 2018. The crude oil price benchmarks are based on crude oil sales agreements. Movements in the discount range affect our revenue realization and any increase in quality differentials may adversely impact our revenues and profits.

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

The following table sets forth the daily average iron ore prices (62% iron) for each of the last three fiscal years:

	For the Year Ended March 31,
	2016	2017	2018
	(in US dollar per dmt)
China imported iron ore fines (62% iron, cost and freight Tianjin Port)	$51.5	$67.8	$68.4

Copper

The revenue of our copper business fluctuates based on the volume of our sales and the LME price of copper. However, as our copper business is primarily one of custom smelting and refining, the profitability of our copper business is significantly dependent upon the market rate of the TcRc. We purchase copper concentrate at the LME linked price for the relevant quotational period less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. The market rate for the TcRc is significantly dependent upon the availability of copper concentrate, worldwide copper smelting capacity and transportation costs. The TcRc that we are able to negotiate is also substantially influenced by the TcRc terms established by certain large Japanese custom smelters. The profitability of our copper business as to the portion of our copper business where we source copper concentrate from third parties, which accounted for 99.02% of our copper concentrate requirements during fiscal year 2018, is thus dependent upon the amount by which the TcRc we are able to negotiate exceeds our smelting and refining costs. The profitability of our copper operations is also affected by the prices we receive upon the sale of by-products, such as sulphuric acid and gypsum and precious metals, which are generated during the copper smelting and refining process. The prices we receive for by-products can vary significantly, including as a result of changes in supply and demand and local market factors in the location the by-product is produced. The following table sets forth the average TcRc that we have realized for each of the last three fiscal years:

	For the Year Ended March 31,
	2016	2017	2018
	(in US cents per pound)
Copper TcRc	24.1	22.4	21.3

	For the Year Ended March 31,
	2016	2017	2018
	(in US dollars per ton)
Copper LME	5,211	5,152	6,451

Power

Under the Electricity Act, the Central Electricity Regulatory Commission or the CERC determines tariffs for the supply of electricity by a generating company. In case of shortage of electricity supply, the CERC may fix the minimum and maximum tariff for sale or purchase of electricity, pursuant to an agreement entered into between a generating company and licensees, for up to one year. Under the guidelines issued by the Ministry of Power, the determination of the tariff for a particular project depends on the mode of participation in the project (i) through signing a memorandum of understanding, based on tariff principles prescribed by CERC (cost plus basis, comprising capacity charge, energy charge, unscheduled interchange charge and incentive payments) or (ii) competitive bidding, where the tariff is market based.

Our tariffs are based on the memorandum of understanding route for contracted quantity. The tariff for supply of power from our Jharsuguda power plant to GRIDCO according to the PPA is determined on the basis of principles laid down under the tariff regulation notified by the CERC. The MALCO plant has been put under care and maintenance from May 26, 2017. In case of our 1980 MW thermal power plant at Talwandi Sabo, the project was set up through a tariff based competitive bidding process and therefore the capacity charges and efficiency have been determined in line with the bidding process and in accordance with guidelines set out in the PPA with Punjab State Power Corporation Limited (“PSPCL”). Fuel cost subject to quoted efficiency will be a pass-through. Further, surplus power sold to multiple customers is based on the pricing determined by demand and supply of the power markets. The average power realization price (excluding TSPL) for the years ended March 31, 2017 and 2018 was ₹ 2.8 and ₹ 2.9 per unit respectively. The average power realization price for TSPL for the years ended March 31, 2017 and 2018 was ₹ 3.3 and ₹ 3.5 respectively per unit based on Plant Availability Factor. In fiscal year 2016, Jharsuguda power unit of 2400 MW was part of power business in which there was an option for sale in open access. Since April 2016, 1800 MW (three units of 600 MW each) has been converted to CPP in aluminium business. Balance IPP 600 MW power supply does not include open access therefore there is decrease in power rate realization based on PPA rate under long term contract.

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

The cost of production of our oil and gas business include expenditure incurred towards the production of crude oil and natural gas including statutory levies, such as cess, royalties (excluding the Rajasthan block) and production payments payable pursuant to the production sharing contracts. Cess forms a major component of the cost of production and any change in the rate of the cess will impact the result of the operations.

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

Energy cost is the most significant component of the cost of production in our metal production businesses. Most of our power requirements are met by captive power plants, which are primarily coal fueled. Thermal coal, diesel fuel and fuel oil, which are used to operate our power plants, and metallurgical coke, which is used in the zinc smelting process, are currently sourced from a combination of long term and spot contracts. Our iron ore business meets its power requirement through its 60 MW captive power plant and from the grid run by the electricity department of the government and in the event the requirement of power is not satisfied through the grid, then we use generators. Our aluminium business, which has high energy consumption due to the power intensive nature of aluminium smelting operation, sources approximately 40% of its thermal coal requirement through linkage route from Mahanadi Coalfields Limited and South Eastern Coal Fields Limited, subsidiaries of Coal India Limited. We entered into five-year supply agreements in 2008 for five units of 135 MW each, in 2009 for two additional units of 135 MW each and in 2014 for additional two units of 135 MW each for the Jharsuguda 1,215 MW captive power plant. The remaining coal is sourced through open market purchases and imports. The contract entered in 2008 was further renewed in 2014 until 2018 and two agreements were renewed in 2014 until 2019. Shortages of domestic coal requires a greater amount of higher priced imported coal be utilized. During the fourth quarter of fiscal year 2015, BALCO was successful in securing one coal mine in coal block auctions conducted by the GoI, namely the Chotia coal block. The total reserves at the Chotia block are 17.2 million tons, with the annual production capacity of one million tons.

For our zinc and iron ore business and the portion of our aluminium business where we source the ore from our own mines, ore extraction and processing costs affect our cost of production. In our iron ore businesses, the ore extraction and processing costs to produce concentrates are generally a small percentage of our overall cost of production of the finished metals. In our aluminium business, the bauxite ore extraction cost is not significant but the refining cost to produce alumina from bauxite ore including transportation costs represents approximately one-third of the cost of production of aluminium. In iron ore, logistics represents approximately 25 % to 30 % of the total cost of production in the case of exports. In addition, a significant cost of production in our zinc and iron ore business is the royalty that HZL pays on the lead-zinc ore that is mined, which royalty is a function of the LME prices of zinc and lead and the iron ore pays on extraction of iron ore at the rate declared by the Indian Bureau of Mines. See “Government Policy—Taxes, royalties and cess payments.”

In the commercial power generation business, production costs are primarily coal costs and the coal is largely sourced from the domestic market. Labor costs are principally a function of the number of employees and increases in compensation from time to time. Improvements in labor productivity in recent years have resulted in a decrease in the per unit labor costs.

We outsource a majority of BALCO’s mining operations, a substantial portion of HZL’s and iron ore’s mining operations, oil and gas operations and a limited number of functions at our copper, zinc and aluminium smelting operations to third party contractors. The operations and maintenance activities at the Jharsuguda 2400 MW power facilities, BALCO’s 1200 MW and 540 MW and TSPL 1980 MW power facilities are substantially outsourced to third party contractors.

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

The following table sets forth our average realized TcRc and cost of production for each of our metals, power, oil and gas for each of the last three fiscal years:

	For the Year Ended March 31,
	Unit of Measurement	2016	2017	2018
	(in US dollars per ton, except as indicated)
TcRc (1)	¢/lb	24.1	22.4	21.3

Cost of production before by-product revenue(2)
Zinc India(3)		$1,151	1,259	1,479
Zinc International(4)		$1,548	1,610	1,875
Oil and Gas(5)	$/boe	21.8	20.4	21.5
Iron ore(6)		$24.6	18.0	21.9
Copper smelting and refining(7)	¢/lb	11.3	11.9	14.1
Aluminium(8)		$1,589	1,466	1,888
Power – Jharsuguda 600 MW plant	₹/unit	2.1	2.0	2.8

Cost of production net of by-product revenue(2)
Zinc India(3)		$1,046	1,154	1,365
Zinc International(4)		$1,432	1,417	1,603
Oil and Gas(5)	$/boe	21.8	20.4	21.5
Iron ore(6)		$24.6	18.0	21.9
Copper smelting and refining(7)	¢/lb	3.2	5.0	5.7
Aluminium(8)		$1,573	1,463	1,887
Power - Jharsuguda 600 MW plant	₹/unit	2.1	2.0	2.8

Notes:

(1)	Represents our average realized TcRc for the year.
(2)	Cost of production per unit is not a recognized measure under IFRS as issued by the IASB. We have included cost of production as it is a key performance indicator used by the management to assess the performance of our operations. We also believe it is a measure used by investors and analysts to evaluate companies in our industry. Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, process improvements, by-product management and increasing productivity help drive our costs down. Our computation of cost of production should be considered in addition to, and not as a substitute for other measures of financial performance and liquidity reported in accordance with IFRS as issued by the IASB. Cost of production is a measure intended for monitoring the operating performance of our operations. This measure is presented by other metal companies, though our measure may not be comparable to similarly titled measures reported by other companies.

(3)	Cost of production of zinc before by-product revenue increased from ₹ 84,441 per ton for fiscal year 2017 to ₹ 95,288 per ton for fiscal year 2018. The increase was primarily driven by higher input commodity prices (primarily imported coal, diesel and metallurgical coke), lower overall grades due to change in mine mix and higher royalty due to higher LME. Royalty rates for zinc and lead in India are the highest in the world and much higher compared to other base metals. In addition, a further amount of royalty was provided with effect from January 12, 2015 for District Mineral Foundation (DMF) and National Mineral Exploration Trust (NMET), DMF contribution has now been notified at 30% of the base royalty rate. The increase is also driven by clean energy cess, electricity duty and other taxes. The cost of production of zinc net of by-product revenue increased from ₹ 77,391 per ton in fiscal year 2017 to ₹ 87,971 per ton in fiscal year 2018. The increase was due to increase in costs as explained above and lower acid price realisation.
(4)	Cost of production net of by-product credit increased from $ 1,417 per ton to $ 1,603 per ton, an increase of 13.1%. This was primarily driven by higher stripping cost of Pit 112 due to early ore production at Skorpion, higher maintenance cost and lower copper credit at BMM and unfavourable local currency appreciation. Higher cost of production is partly offset by better energy cost and TcRc savings.
(5)	Cost of production for oil and gas, increased to $ 21.5 per net boe in fiscal year 2018 from $ 20.4 per net boe in fiscal year 2017, primarily on account of increased cess on ad-valorem basis.
(6)	Cost of production for iron ore, increased to $ 21.9 per ton in fiscal year 2018 from $ 18.0 in fiscal year 2017. This was primarily due to lower production from Goa due to low pricing environment.
(7)	Cost of production, when compared before offsetting the by-product and free copper revenue increased by 2.2 ¢/lb to 14.1¢/lb from 11.9 ¢/lb in fiscal year 2017, primarily due to increased coal and petro prices. When computed net of by-product and free copper revenue, the cost 5.0 ¢/lb in fiscal year 2017 increased to 5.7 ¢/lb in fiscal year 2018, primarily due to higher coal and fuel prices and currency appreciation which was partially offset by higher by-product credits.
(8)	Cost of production before adjusting by-product revenue increased from ₹ 98,379 per ton in fiscal year 2017 to ₹ 121,649 per ton in fiscal year 2018. The increase was primarily due to input commodity inflation (imported alumina and carbon), higher power cost due to coal shortage and currency appreciation. The cost of production net of by-product credit increased from ₹ 98,147 per ton in fiscal year 2017 to ₹ 121,595 per ton in fiscal year 2018, primarily due to the reasons discussed above.

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

Our iron ore operations in Goa were recommenced in August 2015, after receiving necessary approvals from the state government. Our iron ore operations had been suspended till fiscal year 2015 due to the continued mining ban in the state of Goa. Our cost of production of iron ore shows a significant decrease as the cost of production of fiscal year 2016 also factors in fixed administrative costs incurred in our Goa operations and Karnataka operations which was spread over to larger production compared to last year. The Supreme Court passed its final order in the matter on February 7, 2018 wherein it set aside the second renewal of the mining leases granted by the State of Goa. The Supreme Court directed all lease holders operating under a second renewal to stop all mining operations with effect from March 16, 2018 until fresh mining leases (not fresh renewals or other renewals) and fresh environmental clearances are granted under the Mines and Minerals (Development and Regulation) (MMDR) Act.

•	In the case of copper, cost of production before by-product and free copper revenue relates only to our custom smelting and refining operations (and not for our mining operations), and consists of the cost of converting copper concentrate into copper cathodes, including the cost of freight of copper anodes from Tuticorin to Silvassa. Cost of production net of by-product and free copper revenue represents cost of production before by-product and free copper revenue, net of revenue earned from the sale of by-product, sulphuric acid and copper metal recovered in excess of paid copper metal are deducted from the cash costs, in line with the cost reporting practice of custom smelters globally. The total cash costs before by-product and free copper revenue and net of by-product and free copper revenue are divided by the total number of pounds of copper metal produced to calculate the cost of production before by-product and free copper revenue and net of by-product and free copper revenue per pound of copper metal produced. In an order dated May 23, 2018, TNPCB ordered the disconnection of electricity supply and closure of the existing copper smelter plant with immediate effect. Thereafter, the Government of Tamil Nadu, proclaiming and endorsing TNPCB’s Rejection Order, issued orders dated May 28, 2018 with a direction to seal the existing Copper Smelter plant unit permanently, without providing any prior notice.

•	Cost of production of aluminium includes the average cost of production in the BALCO and Odisha aluminium businesses. The cost of production before by-product revenue includes cost of purchased alumina, the cost of producing bauxite and conversion of bauxite/alumina into aluminium metal. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue earned from the sale of by-products, such as vanadium, which is consistent with the industry practice. The total cash cost before by-product revenue and net of by-product revenue is divided by the total quantity of hot metal produced to determine the cost of production before by-product revenue and net of by-product revenue per ton of aluminium hot metal produced. Hot metal production output is used instead of the cast metal production output disclosed elsewhere in this Annual Report in calculating this measure. This is because, the hot metal production, which excludes the value added cost of casting, is the measure generally used in the aluminium metal industry for calculating measures of cost of production.

•	Cost of production of power for Jharsuguda 600 MW power plant (and excluding 274 MW HZL power plant, the TSPL 1980 MW, the 270 MW and IPP 600 MW BALCO power plant and the 106.5 MW MALCO’s power plant) includes the cost of coal and other liquid fuels used for generating power and other overhead costs such as operating, maintenance and manpower costs. The total cost is divided by the total net units generated to calculate the cost of production per unit of energy produced.

	For the Year Ended March 31,
	2014		2015		2016		2017		2018
	(₹ in millions, except Production output and Cost of production)
Zinc—India:
Segment revenue	₹	132,811	₹	144,127	₹	137,945	₹	169,400	₹	217,101
Less:
Segment profit		(68,642)		(70,605)		(66,970)		(95,499)		(122,632)

		64,169		73,522		70,975		73,901		94,469
Less:
Cost of tolling including raw material cost		—		—		—		(3,364)		—
Cost of intermediary product sold		(3,461)		(3,230)		(2,348)		(1,771)		—
Cost of lead metal sold		(8,115)		(8,991)		(10,264)		(10,677)		(15,027)
Others (c)		(4,146)		(6,773)		(1,185)		(1,347)		(4,026)

Total before adjusting for by-product revenues	₹	48,447	₹	54,528	₹	57,178	₹	56,743	₹	75,416

By-product revenue		(3,821)		(4,692)		(5,234)		(4,737)		(5,791)

Total after adjusting for by-product revenues	₹	44,626	₹	49,836	₹	51,944	₹	52,006	₹	69,625

Production output (in tons)		749,167		733,805		758,938		671,987		791,461
Cost of production before by-product revenue (per ton) (a)		$1,069		$1,215		$1,151		$1,259		$1,479
Cost of production net of by- Product revenue (per ton) (a)		$985		$1,111		$1,046		$1,154		$1,365
Cost of production net of by- Product revenue (per ton) (a)	₹	59,568	₹	67,914	₹	68,442	₹	77,391	₹	87,971
Zinc—International:
Segment revenue	₹	40,156	₹	35,886	₹	25,631	₹	22,302	₹	34,458
Less: Segment profit		(12,829)		(11,059)		(4,561)		(9,181)		(14,145)

		27,327		24,827		21,070		13,121		20,313
Less:
TcRc		4,191		4,943		3,757		973		332
Cost of lead metal sold		(4,631)		(4,486)		(3,859)		(4,038)		(3,160)
Others (c)		(2,900)		(894)		(2,419)		2,275		(4,027)

Total before adjusting for by-product revenues	₹	23,987	₹	24,390	₹	18,549	₹	12,331	₹	13,458

By-product revenue		(2,464)		(2,230)		(1,390)		(1,479)		(1,950)

Total after adjusting for by-product revenues	₹	21,522	₹	22,160	₹	17,159	₹	10,852	₹	11,508

Production output (in tons)		304,945		260,106		183,035		114,135		111,390
Cost of production before by-product revenue (per ton) (a)		$1,300		$1,533		$1,548		$1,610		$1,875
Cost of production net of by-product revenue (per ton) (a)		$1,167		$1,393		$1,432		$1,417		$1,603

	For the Year Ended March 31,
	2014		2015		2016		2017		2018
	(₹ in millions, except Production output and Cost of production)
Oil and Gas
Segment revenue		187,103		146,945		86,559		82,041		95,359
Less:
Segment profit		(139,453)		(88,671)		(34,273)		(40,892)		(54,318)

		47,650		58,274		52,286		41,149		41,041
Less:
Unsuccessful Exploration Cost		(653)		(7,867)		(294)		(407)		(1)
Other income		379		103		176		70		—
Pre award cost		(242)		(1)		(71)		—		—
Others(c)		(5,575)		(5,619)		(4,606)		(1,671)		(273)

Total before adjusting for by-product revenues	₹	41,560	₹	44,890	₹	47,491	₹	39,141	₹	40,767

By-product revenue		—		—		—		—		—

Total after adjusting for by-product revenues	₹	41,560	₹	44,890	₹	47,491	₹	39,141	₹	40,767

Net Production (in mmboe)		32.89		32.01		33.33		28.55		29.42
Cost of production before by-product revenue (per boe)(a)		$20.9		$22.9		$21.8		$20.4		$21.5
Cost of production net of by-product revenue (per boe)(a)		$20.9		$22.9		$21.8		$20.4		$21.5
Iron Ore
Segment revenue		16,558		19,963		22,774		41,290		31,417
Less:
Segment profit/(loss)		2,700		891		(4,367)		(13,091)		(3,697)

		19,258		20,854		18,407		28,199		27,720
Less:
Cost of Intermediary product sold		(16,340)		(15,953)		(11,652)		(12,880)		(12,501)
Export Duty		—		—		(250)		(1)		(1,298)
Others (c)		810		214		1,810		(2,097)		(3,969)

Total before adjusting for by-product revenues		3,728		5,115		8,316		13,221		9,952

By-product revenue		—		—		—		—		—

Total after adjusting for by-product revenues		3,728		5,115		8,316		13,221		9,952

Production output (in million dmt)		1.51		0.62		5.17		10.9		7.1
Cost of production before by-product revenue (per dmt) (a)		$40.9		$134.9		$24.6		$18.0		$21.9
Cost of production net of by-product revenue (per dmt) (a)		$40.9		$134.9		$24.6		$18.0		$21.9

	For the Year Ended March 31,
	2014		2015		2016		2017		2018
	(₹ in millions, except Production output and Cost of production)
Copper:
Segment revenue	₹	205,879	₹	226,298	₹	209,262	₹	210,176	₹	247,008
Less:
Segment profit		(11,429)		(17,385)		(22,205)		(16,964)		(12,919)

		194,450		208,913		187,057		193,212		234,089
Less:
Purchased concentrate/rock		(182,399)		(196,428)		(177,067)		(179,803)		(221,176)
Cost for downstream products		(3,354)		(3,441)		(1,533)		(1,931)		(2,009)
Others (c):		(1,295)		(2,220)		(2,181)		(4,397)		(2,832)

Total before adjusting for by-product and free copper revenues	₹	7,402	₹	6,824	₹	6,276	₹	7,081	₹	8,072

By-product revenues		(1,208)		(2,215)		(2,377)		(2,020)		(2,502)
Free Copper net sale		(2,385)		(2,559)		(2,138)		(2,085)		(2,287)

Total after adjusting for by-product and free copper revenues	₹	3,809	₹	2,050	₹	1,761	₹	2,976	₹	3,283

Production output (in tons)		294,434		362,373		384,047		402,730		403,168
Cost of production before by-product and free copper revenue (a)	¢/lb	18.8	¢/lb	14.0	¢/lb	11.3	¢/lb	11.9	¢/lb	14.1
Cost of production net of by-product and free copper revenue (a)	¢/lb	9.7	¢/lb	4.2	¢/lb	3.2	¢/lb	5.0	¢/lb	5.7
Aluminium:
Segment revenue		107,989		127,130		110,910		136,862		231,212
Less:
Segment profit		(16,131)		(22,529)		(8,467)		(23,200)		(29,158)

		91,858		104,601		102,443		113,662		202,054
Cost for downstream products		(4,230)		(4,611)		(3,998)		(4,105)		(5,722)
Others (c):		(7,540)		(7,707)		(7,707)		(3,115)		(668)

Total before adjusting for by-product revenues	₹	80,087	₹	92,283	₹	90,738	₹	106,442	₹	195,664

By-product revenue		(281)		(223)		(903)		(252)		(76)

Total after adjusting for by-product revenues	₹	79,807	₹	92,060	₹	89,835	₹	106,190	₹	195,588

Production output (hot metal) (in tons)		795,728		843,219		872,591		1,081,955		1,608,420
Cost of production before by-product revenue (per ton) (a)		$1,664		$1,790		$1,589		$1,466		$1,888
Cost of production net of by-product (per ton) (a)		$1,658		$1,785		$1,573		$1,463		$1,887
Cost of production net of by-product (per ton) (a)	₹	100,294	₹	109,177	₹	102,953	₹	98,147	₹	121,595

Power
Segment revenue		37,638		41,186		49,826		56,079		56,518
Less:
Segment profit		(7,429)		(8,424)		(12,659)		(16,442)		(16,688)

		30,209		32,762		37,167		39,637		39,830

Less:
Cost of power at TSPL, BALCO, HZL and MALCO Energy		(9,456)		(13,725)		(19,284)		(33,228)		(36,139)
Others (c):		(4,710)		(3,589)		(2,287)		80		(381)

Total	₹	16,043	₹	15,448	₹	15,596	₹	6,490	₹	3,310

Production output (in MU)(b)		7,625		7,216		7,464		3,328		1,172
Cost of production before by-product revenue (per unit)	₹	2.1	₹	2.1	₹	2.1	₹	2.0	₹	2.8
Cost of production net of by-product revenue (per unit)	₹	2.1	₹	2.1	₹	2.1	₹	2.0	₹	2.8

Notes:

(a)

Exchange rates used in calculating cost of production were based on the daily Reserve Bank of India (“the RBI”), reference rates for the years ended March 31, 2014, 2015, 2016, 2017 and 2018 of ₹ 60.50, ₹ 61.15, ₹ 65.46, ₹ 67.09 and ₹ 64.45 per $ 1 respectively.

(b)	Production does not include units generated from the TSPL 1980 MW, the 274 MW HZL wind power plant, the 270 MW and IPP 600 MW BALCO power plant and MALCO Energy’s 106.5 MW power plant.
(c)

“Others” include head office expenses, administration expenses, selling and distribution expenses, and exploration costs that have been expensed, changes in inventory, foreign exchange fluctuations, and expenses incurred for large corporate social responsibility initiatives undertaken, such as building hospitals and other operating income. These costs are indirect costs and not related to the direct cash cost of production and hence have been excluded from calculating cost of production.

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

		For the Year Ended March 31,
	Product	2016	2017	2018
		(tons except where otherwise stated)
Zinc India	Zinc	758,938	671,987	791,461
	Lead	144,919	139,008	168,247
	Silver (kilograms)	424,578	452,543	557,517
Zinc International
— Skorpion	Zinc	82,029	85,427	84,215
— BMM	Copper(1)	4,729	5,016	4,969
	Zinc(1)	29,272	28,708	27,175
	Lead(1)	34,114	41,769	45,113
— Lisheen	Zinc(1)	71,825	—	—
	Lead(1)	8,726	—	—
Oil and gas (on net basis) (2)
	Crude Oil (mmbbls)	32.6	28.0	28.5
	Natural Gas (bcf)	4.3	3.0	5.5
Iron ore	Saleable Ore Production (million dmt)	5.2	10.9	7.1
Copper	Copper cathode(3)	384,047	402,730	403,168
	Copper rods	210,799	207,530	202,539
Aluminium(2)	Ingots(4)	426,691	671,885	908,959
	Value Added Products(4)(5)	487,760	494,977	721,869
	Hot Metal	8,892	46,541	44,257
Power	Power (million units)	12,121	12,914	11,041

Notes:

(1)	Refers to mined metal content in concentrate.
(2)	While computing EI production, Ravva royalty fees have not been netted off.
(3)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rods.
(4)	Includes production capitalized in fiscal years 2016, 2017 and 2018 of 51 kt, 142 kt and 78 kt respectively.
(5)	Value added products of Aluminium include production of billets, rods and rolled products.

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

The following table summarizes the current government share of profit petroleum for various blocks and development areas:

Block/Development Area	Government share of profit petroleum as at March 31,
	2016	2017	2018
Ravva	60%	60%	60%
Cambay – Lakshmi	45%	45%	45%
Cambay – Gauri	55%	55%	55%
Cambay – CB-X	60%	60%	60%
Rajasthan – Development Area1	40%	40%	40%
Rajasthan – Development Area2	40%	40%	40%

With the increase in the operations and revenue in each block, the above mentioned percentage is subject to increase, leading to a higher government share of profit petroleum. This will have an adverse impact on our result of operations as it will lead to an increase in our share of profit petroleum expense to be paid to the GoI.

Government Policy

India Customs Duties

We sell our products in India at a premium to the LME price, due to a part to the customs duties payable on imported products. Our profitability is affected by the levels of customs duties as we price our products sold in India generally on an import-parity basis. We also pay a premium on certain raw materials that we import or which are sourced locally but which are priced on an import-parity basis as a result of customs duties, with copper concentrate, petroleum products, alumina, carbon and caustic soda being the primary examples. The following table sets forth the customs duties that were applicable for the periods indicated:

	August 13, 2013 to February 29, 2016	March 1, 2016 to Present
Copper	5.0%	5.0%
Copper concentrate	2.5%	2.5%
Zinc	5.0%	5.0%
Lead	5.0%	5.0%
Silver	10.0%	10.0%
Aluminium	5.0%	7.5%

We are also liable to pay an additional duty of customs, countervailing duty or CVD, of 12.5% (for the period from April, 2013 to February 28, 2015, the CVD was 12%) of the assessable value and basic custom duty, which is levied on imports in India. In addition, special additional duty is also levied at a rate of 4.0% on imports in India.

Further, social welfare surcharge as a duty of customs has been introduced through the Finance Bill 2018 on imported goods at a rate of 10.0% on basic custom duty (rate of social welfare surcharge on silver is 3.0%). However, education cess and secondary education cess that was together levied at a rate of 3.0% on imported goods were abolished.

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

The import duty at the rate of 2.5% is levied on copper concentrate and rock phosphate. Excise duty at the rate of 2.0% is also imposed on coal in the event cenvat credit is not availed. However, if cenvat credit is availed, then the excise duty rate on coal becomes 6%.

Goods imported for the purposes of “petroleum operations” are exempt from customs duty under Notification No 12/2012 - Customs dated 17-03-2012, sr. no. 358 and 359, condition no 42 and 43 respectively (further amended by Notification No 12/2016- Customs dated 01-03-2016, sr. no. 357A, condition no 40a). Goods which are imported for purposes other than petroleum operations such as software, IT related goods or any other material required for office purposes are liable to customs duty as per the applicable rates in force which may vary from approximately 24.0% to 27.0% depending upon the classification of goods as mentioned in the customs tariff 2016-17.

Export Incentives

The GoI provides a variety of export incentives to Indian companies. Exports of copper, aluminium and zinc from India receive assistance premiums from the GoI. Export incentives do not outweigh the Indian market price premiums. Accordingly, notwithstanding the export incentives, we endeavor to sell large quantities of our products domestically.

In fiscal years 2017 and 2018, exports accounted for 26.0% and 27.0% respectively, of our zinc India business’ revenue. The following table sets forth the export assistance premiums, as a percentage of the F.O.B value of exports, on zinc concentrate, zinc ingots and lead concentrate for the periods indicated:

	November 22, 2014 to November 11, 2016 (percentage of F.O.B value of exports)	November 11, 2016 to present (percentage of F.O.B value of exports)
Zinc concentrate	1.0%	Nil
Zinc ingots	1.9%	1.5%
Lead concentrate	1.0%	Nil

In fiscal years 2017 and 2018, exports accounted for 55.5% and 52.3%, respectively, of our copper business revenue. The following table sets forth the export assistance premiums, in the form of Marked Linked Focus Product Scheme as a percentage of the F.O.B value of exports, on copper cathode and copper rods for the period indicated:

October 1, 2011 to March 31, 2015 (percentage of F.O.B value of exports)
Copper cathode	2.0%
Copper rods#	2.0%

#	Applicable for export to Czech Republic only.

Further, with effect from April 1, 2015, the New Merchandise Exports from India Scheme was introduced in place of Marked Linked Focus Product Scheme. In this scheme, no export incentive was notified for copper products.

In fiscal years 2017 and 2018, exports accounted for 47.0% and 59.7% respectively, of our aluminium business’ revenue. The following table sets forth the export assistance premiums, as a percentage of the F.O.B value of exports, on aluminium ingots, aluminium rods and aluminium rolled products for the periods indicated:

	November 22, 2014 to November 14, 2016	November 15, 2016 to Present
Aluminium ingots	1.9%	1.0%
Aluminium rods	1.9%	1.5%
Aluminium billets	1.9%	1.0%
Aluminium rolled products	0%	1.5%

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

India export duties

The GoI levies duty on the export from India of certain products mentioned under the second schedule of the Customs Tariff Act 1975, including iron ore and concentrates, at a specified rate (ad valorem on the free on board value of exports). The GoI levied export duty on iron ore fines and lumps at a rate of 20.0% on FOB value and further increased to 30.0% with effect from December 31, 2011 to April 29, 2015. Effective from April 30, 2015, the export duty on iron ore fines with Fe content less than 58.0% is 10.0% and equal to or more than 58.0% Fe, duty rate is 30.0% and for iron ore lumps it is 30.0%. Effective from March 01, 2016, the export duty on iron ore fines and lumps with Fe content less than 58.0% is nil and equal to or more than 58.0% Fe, duty rate is 30.0%.

Taxes, royalties and cess payments

Income tax on Indian companies during fiscal year 2017 was charged at a statutory rate of 30.0% plus a surcharge of 12.0% on the tax and has an additional charge of 3.0% on the tax including surcharge, which results in an effective statutory tax rate of 34.6%. The education and secondary higher education cess has been replaced in Finance Act 2018 with health and education cess at a rate of 4.0% effective from 1 April 2018. Non-resident companies were charged at a statutory rate of 40.0% plus a surcharge of 5.0% on the tax and has an additional charge of 3.0% on the tax including surcharge, which results in an effective statutory tax rate of 43.3% during fiscal year 2018.

Profits of companies in India are subject to either regular income tax or Minimum Alternate Tax (“MAT”), whichever is greater. The effective MAT rate during fiscal year 2017 for Indian companies was 21.34% which has increased to 21.5% from April 2018. For non-resident companies the MAT rate was 20.0% of the book profit as prepared under generally accepted accounting principles in India, or Indian GAAP. The excess of amounts paid as MAT over the regular income tax amount during the year may be carried forward and applied towards regular income taxes payable in any of the succeeding fifteen years (as amended by Finance Act 2017) subject to certain conditions.

The tax rates imposed on us in respect of dividends paid in prior periods have varied. According to the Finance Act, 2014, dividend distribution tax is to be levied on gross distributable surplus amount instead of amount paid net of taxes. This has resulted in an increase in the dividend distribution tax to more than 20% from 16.995% in the earlier year. Further, the Finance Act 2015 has increased the surcharge from 10.0% to 12.0%, which results in effective tax rate of 20.35% with effect from fiscal year 2016. The Finance Act, 2018 increased the rate of cess from 3.0% to 4.0% which will result in an effective dividend distribution tax rate of 20.6% from April 1, 2018. This tax is payable by the company declaring distributing or paying the dividends. Dividends from our Indian subsidiaries to us are also subject to this tax, though we do not pay income tax upon the receipt of any such dividends. The Income Tax Act provides that if a company receives a dividend from any of its Indian subsidiaries during the year and such subsidiary has paid a tax on its dividends, then the dividend distributed by the parent company to the extent of dividend received from the Indian subsidiary shall not be subject to dividend tax.

Previously service tax was applicable at 14.0% with effect from June 1, 2015 until July 1, 2017. Further, an additional ‘Swachh Bharat Cess” at 0.5% with effect from November 14, 2015 and “Krishi Kalyan Cess” at 0.5% with effect from June 1, 2016 on the value of taxable services were applicable until July 1, 2017. Accordingly, the effective service tax rate until July 1, 2017 was payable at 15.0%.

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

Taxes under GST apply as follows:

•	Central goods and service tax and state goods and services tax are simultaneously levied on intra-state supply of goods and services.

•	Integrated goods and service tax are levied on imports and inter-state supply of goods and services.

•	In addition, GST compensation cess also applies on certain specified goods and services.

The general rate of GST on our output supplies is 18.0%. However, supply of iron ore attracts GST at the rate of 5.0%, whereas silver attracts GST at 3.0%. Further, crude oil and natural gas will be subject to GST from the date to be notified by GST council and therefore, until the time GST council notifies inclusion of these products in GST, they would continue to attract existing indirect tax levies. Goods imported for the purposes of “petroleum operations” are subject to integrated goods and service tax at 5.0% as per Notification No. 50/2017-Customs, dated June 30, 2017, S.No- 404 condition no-48. BCD continues to be exempt. Similar exemption notifications for domestic procurements have been issued to tax inter-state and intra-state supplies of goods for petroleum operations at an effective rate of 5.0%. Procurement of coal attracts GST compensation cess at ₹ 400 per ton in addition to the GST rate of 5.0%. Effective July 1, 2017, CVD and SAD has been subsumed in integrated goods and service tax which is applicable at the rates as mentioned in below table:

Integrated Goods and Service Tax rate from July 1, 2017
Copper	18.0%
Copper concentrate	5.0%
Zinc	18.0%
Lead	18.0%
Silver	3.0%
Aluminium	18.0%
Iron ore	5.0%

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

Royalty is also payable at Cairn to the state government of Rajasthan and Andhra Pradesh for the extraction of crude oil and natural gas. We also pay cess to the GoI. Generally in respect of oil and gas operations, royalty and cess payments are made by the joint operation partners in proportion to their participating interest and are cost recoverable.

For the Rajasthan block, entire royalty payments are made by ONGC at the rate of 20.0% of well-head value for crude oil and 10% of well-head value for natural gas and are cost recoverable. Until February 2016, cess is paid at the rate of ₹ 4,500 per mt for crude oil; pursuant to amendments in the Finance Act 2016, cess is paid at the rate of 20.0% ad-valorem from March 2016 onwards. National Calamity Contingent Duty (NCCD) is paid at the rate of ₹ 50 per mt. Sales tax payments are made at the rate of 2.0% (central sales tax) on sale of both crude oil and natural gas.

For the Ravva block, royalty is ₹ 481 per mt and cess is fixed at ₹ 900 per mt on crude oil. Royalty on natural gas is 10.0% of well-head value of gas. Sales tax payments stand at 2.0% (central sales tax) or 5.0% (value added tax) on crude oil and 14.5% on natural gas.

For the Cambay block, the entire royalty and cess payments are made by ONGC and are not cost recoverable. We only participate in the payment of NCCD at the rate of ₹ 50 per mt. Sales tax payments (central sales tax) are made at a rate of 2.0% on crude oil and 15.0% (value added tax) on natural gas.

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

Sectoral benefit – Oil and gas

Provided certain conditions are met, profits of newly constructed industrial undertakings engaged in the oil and gas sector may benefit from a deduction of 100% of the profits of the undertaking for a period of seven consecutive years. This deduction is only available to blocks licensed prior to March 31, 2011. However, such businesses would continue to be subject to the MAT provisions. In the Group, Cairn India Limited (now Vedanta Limited - oil and gas business) and Cairn Energy Hydrocarbons Limited benefited from such deductions till March 31, 2016.

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

Investment Allowance under Section 32 AC of the Income Tax Act

Incentive for acquisition and installation of new high value plant or machinery to manufacturing companies by providing an additional deduction of 15.0% of the actual cost of plant or machinery acquired and installed during the year. The actual cost of the new plant or machinery should exceed ₹ 250 million to be eligible for this deduction. The deduction under section 32AC is available up to financial year March 31, 2017.

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

See “Note 3. W. “Critical accounting judgments and estimation uncertainty” of Notes to the Consolidated financial statements” for a detailed discussion on the critical accounting estimates.

Results of Operations

Overview

Consolidated Statement of Profit or Loss

The following table is derived from our selected consolidated financial data and sets forth our historical operating results as a percentage of revenue for the periods indicated:

	For the Year Ended March 31,
	2016	2017	2018
	(in percentages)
Consolidated Statement of Profit or Loss:
Revenue	100.0	100.0	100.0
Cost of sales	(136.9)	(74.5)	(71.8)

Gross profit	(36.9)	25.5	28.2
Other operating income	0.7	0.7	0.6
Distribution expenses	(1.9)	(2.3)	(1.7)
Administration expenses	(4.0)	(2.6)	(2.6)

Operating profit	(42.1)	21.3	24.5
Investment and other income	6.9	6.3	3.4
Finance and other costs	(9.3)	(8.6)	(15.5)

Profit before taxes	(44.5)	19.0	12.4
Income tax expense	16.1	(5.3)	(7.3)
Profit/(loss) for the year	(28.4)	13.7	5.1
Profit attributable to:
Equity holders of the parent	(19.6)	7.6	1.5
Non-controlling interest	(8.8)	6.1	3.6

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

	2016		2017		2018
	(₹ in million)	% of revenue	(₹ in million)	% of revenue	(₹ in million)	(US dollars in millions)	% of revenue
India	443,287	69.3	441,954	61.6	528,768	8,121	57.9
China	34,556	5.4	61,179	8.5	84,138	1,292	9.2
UAE	32,759	5.1	48,070	6.7	35,028	538	3.8
Others(1)	128,891	20.2	166,004	23.2	265,786	4,082	29.1

	639,493	100.0	717,207	100.0	913,720	14,033	100.0

Notes:

(1)	Other markets primarily include Indonesia, Italy, Malaysia, Mexico, Netherlands, Norway, Oman, Qatar, South Korea, Spain, Singapore, Saudi Arabia, Switzerland, South Africa, Sweden, Taiwan, Turkey, UK, UAE, and USA.

Customer Concentration

The following table sets forth for the periods indicated:

•	the percentage of our revenue accounted for by our 10 largest customers on a consolidated basis; and

•	for each of our segments, the percentage of the revenue of such business accounted for by the 10 largest customers of such business.

	Year Ended March 31,
	2016	(%) 2017	2018
Consolidated	25.4	30.3	28.0
Zinc – India	37.0	37.4	35.5
Zinc – International	87.6	95.9	87.3
Oil and Gas	100.0	100.0	99.1
Iron Ore	30.3	40.1	44.0
Copper	30.6	46.0	57.8
Aluminium	40.7	45.7	50.1
Power	88.0	99.1	94.1

No single customer accounted for 10.0% or more of our revenue on a consolidated basis in any of the years.

Comparison of years ended March 31, 2017 and March 31, 2018

Revenue and Operating Profit

Consolidated

Revenue increased from ₹ 717,207 million in fiscal year 2017 to ₹ 913,720 million ($ 14,033 million) in fiscal year 2018, an increase of ₹ 196,513 million, or 27.4%. Revenue increased in fiscal year 2018 primarily due to the ramp up of capacities at our aluminium operations, higher volume at Zinc India and improved commodity prices partially offset by currency appreciation.

Operating profit increased from ₹ 152,744 million in fiscal year 2017 to ₹ 223,531 million ($ 3,433 million) in fiscal year 2018, an increase of ₹ 70,787 million or 46.3%. The increase in operating profit in fiscal year 2018 was primarily due to increase in revenue and reversal of previously recorded non-cash impairment of ₹ 93,278 million ($ 1,433 million) of oil and gas assets in fiscal year 2018 following the progress on our key growth projects. This increase was partly offset by impairment charge at our Iron ore business of ₹ 48,599 million ($ 746 million) as a result of a judgement of the Supreme Court of India cancelling all mining lease at Goa with effect from March 16, 2018. The improvement in operating profit excluding non-cash impairment was primarily due to the volume ramp up at our aluminium business, higher volume at Zinc India and cost efficiencies achieved across our businesses and improved commodity prices.

Contributing factors to our consolidated operating profit were as follows:

•	Cost of sales increased from ₹ 533,989 million in fiscal year 2017 to ₹ 655,908 million ($ 10,074 million) in fiscal year 2018, an increase of ₹ 121,919 million, or 22.8%. The increase is primarily due to increase in production volume at Aluminium and Zinc India business, inflation in commodity prices of alumina, coke, coal and other major consumables, increase in royalty in line with increase in commodity prices. The Company deployed several measures to optimize cost spends including clean-sheet-costing for negotiations, alternate materials, new sources of supply, improving efficiencies in logistics and quality control.

•	Other operating income increased from ₹ 5,186 million in fiscal year 2017 to ₹ 5,373 million ($ 83 million) in fiscal year 2018, an increase of ₹ 187 million, or 3.6%.

•	Distribution expenses decreased from ₹ 16,361 million in fiscal year 2017 to ₹ 15,553 million ($ 239 million) in fiscal year 2018, a decrease of ₹ 808 million, or 4.9%. As a result, distribution expense as a percentage of revenue decreased from 2.3% in fiscal year 2017 to 1.7% in fiscal year 2018. The decrease is primarily due to lower sales in iron ore business and lower spend in copper business partly offset by increase in expense in Aluminium and Zinc India business due to increase in volume.

•	Administration expenses increased from ₹ 19,299 million in fiscal year 2017 to ₹ 24,101 million ($ 370 million) in fiscal year 2018, an increase of ₹ 4,802 million, or 24.9% primarily due to contribution to Vedanta Medical Research Foundation and increase in insurance expense at aluminium business. As a percentage of revenue, administration expenses is marginally lower at 2.6% in fiscal year 2018 compared to 2.7% in fiscal year 2017.

Zinc India

Revenue in the Zinc India segment increased from ₹ 169,194 million in fiscal year 2017 to ₹ 217,101 million ($ 3,334 million) in fiscal year 2018, an increase of ₹ 47,907 million, or 28.3%. This increase was primarily driven by higher integrated metal and silver volume and higher commodity prices of zinc, lead, silver partially offset by currency appreciation. The share of mined metal production from underground mines increased to 76%. Sindesar Khurd outperformed and achieved the target of 5.0 million tons of production in fiscal year 2018 ahead of plan. Consequently, our silver production has also benefitted from higher volumes from this mine and recorded integrated production of 17.9 ounces, with a 23.2% increase year-on-year. Specifically:

•	Zinc ingot production increased from 671,987 tons in fiscal year 2017 to 791,461 tons in fiscal year 2018, an increase of 17.8%. This increase was primarily due to higher ore production from underground mines. This increase was partly offset by lower ore production from open cast mine and decline in overall ore grades due to mine mix. Zinc ingot sales also increased in line with the higher production, from 696,000 tons in fiscal year 2017 to 792,691 tons in fiscal year 2018, an increase of 13.9%.

•	Zinc ingot sales in the domestic market increased from 472,824 tons in fiscal year 2017 to 514,511 tons in fiscal year 2018, an increase of 8.8%. Our domestic sales as a percentage of total sales decreased from 67.9% in fiscal year 2017 to 64.9% in fiscal year 2018. We endeavor to sell large quantities of our products domestically, where we receive an Indian market premium however due to demonetization and implementation of Goods and Service Tax Act, 2018, domestic sale were impacted in fiscal year 2018. Our export sales increased from 223,176 tons of zinc in fiscal year 2017 to 278,180 tons of zinc in fiscal year 2018, an increase of 24.6%.

•	The daily average zinc cash settlement price on the LME increased from $ 2,368 per ton in fiscal year 2017 to $ 3,057 per ton in fiscal year 2018, an increase of 29.1%.

•	Lead ingot production increased from 139,008 tons in fiscal year 2017 to 168,247 tons in fiscal year 2018, an increase of 21.0% in line with mined metal production. Lead ingot sales increased from 138,253 tons in fiscal year 2017 to 168,766 tons in fiscal year 2018, an increase of 22.1%, is in line of increased production.

•	The daily average lead cash settlement price on the LME increased from $ 2,005 per ton in fiscal year 2017 to $ 2,379 per ton in fiscal year 2018, an increase of 18.7%.

•	Silver ingot production increased from 452,543 kilograms in fiscal year 2017 to 557,517 kilograms in fiscal year 2018, an increase of 23.2% on account of higher grade, conversion of inventory and higher production from Sindesar Khurd mine. Sale of silver ingots increased from 448,891 kilograms in fiscal year 2017 to 557,539 kilograms in fiscal year 2018, an increase of 24.2% in line with silver production.

•	The daily average silver London Bullion Market Association prices decreased from $ 17.8 per ounce in fiscal year 2017 to $ 16.9 per ounce in fiscal year 2018, a decrease of 5.0%.

Operating profit in the Zinc India segment increased from ₹ 85,491 million in fiscal year 2017 to ₹ 110,016 million ($ 1,690 million) in fiscal year 2018, an increase of ₹ 24,525 million, or 28.7%, whereas operating margin also increased from 50.5% in fiscal year 2017 to 50.7% in fiscal year 2018. Operating profit was positively affected by higher metal volumes and higher zinc, lead and silver prices. However, these were marginally offset by higher costs of production majorly driven by input commodity inflation and Indian rupee appreciation. Operating profit is also positively impacted by ₹ 2,914 million ($ 45 million) in fiscal year 2018 related to reversal of provision of royalty (DMF) effective from January 12, 2015 in line with favorable judicial order by the Supreme Court of India on October 13, 2017. The cost of production of zinc (net of by-product revenue) increased from ₹ 77,391 per ton in fiscal year 2017 to ₹ 87,971 ($ 1,351) per ton in fiscal year 2018 and cost of production of lead (net of by-product revenue) increased from ₹ 73,996 per ton in fiscal year 2017 to ₹ 85,772 ($ 1,317) per ton in fiscal year 2018 due to high input raw material prices (primarily imported coal, diesel and metallurgical coke), lower overall grade due to mine mix and currency appreciation which was partially offset by higher production. An increase in depreciation by ₹ 5,003 million in fiscal year 2018 as compared to fiscal year 2017 partially offset the impact of operating profit margins.

Zinc International

Revenue from external customers in the Zinc International segment increased from ₹ 22,302 million in fiscal year 2017 to ₹ 34,458 million ($ 529 million) in fiscal year 2018, an increase of ₹ 12,156 million or 54.5%. The increase in revenue was primarily due to higher sales volume and higher commodity prices of zinc and lead. Specifically:

•	Production of refined zinc metal at Skorpion registered decrease from 85,427 tons in fiscal year 2017 to 84,215 tons in fiscal year 2018, a decrease of 1,212 tons or 1.4%. This was primarily due to planned shutdown at acid plant during first quarter of fiscal year 2018.

•	Production of zinc metal in concentrate from the BMM mines decreased from 28,708 tons in fiscal year 2017 to 27,175 tons in fiscal year 2018, a decrease of 1,533 tons or 5.3%. Production of lead metal in concentrate increased from 41,769 tons to 45,113 tons, an increase of 3,344 tons or 8.0%. This overall increase in mined metal production was primarily due to better ore grades driven by improved drilling accuracy and higher recoveries from plant floatation optimization.

•	The daily average zinc cash settlement price on the LME increased from $ 2,368 per ton in fiscal year 2017 to $ 3,057 per ton in fiscal year 2018, an increase of 29.1%.

•	The daily average lead cash settlement price on the LME increased from $ 2,005 per ton in fiscal year 2017 to $ 2,379 per ton in fiscal year 2018, an increase of 18.7%.

Operating profit in the Zinc International segment increased from ₹ 7,336 million in fiscal year 2017 to ₹ 12,321 million ($ 189 million) in fiscal year 2018, an increase of ₹ 4,985 million or 68.0%, largely on account of higher sales volume and higher prices of zinc and lead partly offset by higher cost of production primarily driven by higher stripping cost of Pit 112 due to early ore production at Skorpion, higher usage of purchased oxides and Sulphur at Skorpion, higher maintenance cost at BMM, lower than planned copper credits at BMM and unfavourable local currency appreciation, higher cost of production is partly offset by better energy cost and TcRc savings. Operating margin increased from 32.9% in fiscal year 2017 to 35.8%% in fiscal year 2018.

Oil and Gas Business

Revenue from external customers in the oil and gas segment increased from ₹ 82,041 million in fiscal year 2017 to ₹ 95,359 million ($ 1,465 million) in fiscal year 2018, an increase of ₹ 13,318 million or 16.2%. The increase in revenue was primarily contributed by higher Brent price realization partially offset by currency appreciation. Specifically:

•	The daily average Brent oil price realization increased from $ 43.3 per boe, in fiscal year 2017 to $ 50.7 per boe, in fiscal year 2018, an increase of 17.2%.

•	Entitlement interest sales increased from 77,759 boepd in fiscal year 2017 to 80,263 boepd in fiscal year 2018, an increase of 2,504 boepd or 3.2%.

Operating profit in the oil and gas segment increased from ₹ 14,205 million in fiscal year 2017 to ₹ 117,865 million ($ 1,810 million) in fiscal year 2018, an increase of ₹ 103,660 million, or 729.7%. The increase in operating profit was primarily due to non-cash impairment reversal of ₹ 93,278 million ($ 1,433 million) was recognized in fiscal year 2018. Sales increased by ₹ 13,318 million ($ 205 million) on account of increase in Brent price realization coupled with increase in entitlement interest sales.

Iron Ore

Revenue from external customers decreased from ₹ 40,880 million in fiscal year 2017 to ₹ 31,154 million ($ 478 million) in fiscal year 2018, a decrease of ₹ 9,726 million, or 23.8%. The decrease was primarily due to lower production volume at Goa and Pig iron and lower realizations at Goa which was partly offset by higher realizations at Karnataka. Specifically.

•	Saleable iron ore production decreased from 10.9 million tons in fiscal year 2017 to 7.1 million tons in fiscal year 2018 a decrease of 3.8 million tons due to low pricing environment. The Supreme Court of India through its judgement dated February 7, 2018 have directed us to stop all mining operations in the State of Goa with effect from March 16, 2018 which has impacted our Goa operations in fiscal year 2018. As a result, our mining operations have stopped. The closing stock of 0.9 million tons will be sold in fiscal year 2019. In Karnataka, production was in line with the allocated Environmental clearance (“EC”) limits. The Supreme Court has increased the mining cap in Karnataka from 30 to 35 million ton and accordingly our mining cap limit has been increased from 2.3 to 4.5 million ton in May 2018.

•	The production of pig iron was lower by 8.8% from 708,341 tons to 645,823 tons and the production of metallurgical coke was also reduced from 481,218 tons to 442,785 tons, or by 8.0%. During the year, production of pig iron was low due to lower metallurgical coke availability because of weather related supply disruptions in Australia and a local contractor’s strike during the year.

Operating profit in the iron ore segment decreased from ₹ 8,403 million in fiscal year 2017 to operating loss of ₹ 49,325 million ($ 758 million) in fiscal year 2018, a decrease of ₹ 57,728 million. The operating loss in fiscal year 2018 is primarily due to the impairment charge of ₹ 48,599 million ($ 746 million) pursuant to the judgement passed by Supreme Court of India on February 7, 2018 directing all mining operations in the state of Goa were to cease with effect from March 16, 2018.

Copper

Revenue from external customers increased from ₹ 210,021 million in fiscal year 2017 to ₹ 247,008 million ($ 3,794 million) in fiscal year 2018, an increase of ₹ 36,987 million, or 17.6%. The increase was primarily due to higher copper prices. Specifically:

•	Copper cathode production increased from 402,730 tons in fiscal year 2017 to 403,168 tons in fiscal year 2018, a marginal increase of 0.1%. In fiscal year 2018, production was at a record level, through in-house technological upgrades and debottlenecking, albeit with a few unplanned outages spread over the year. This represents consistent improvement in operational efficiencies and record production year after year. Our plant achieved average utilization of 95% throughout the year. Copper cathode sales increased from 192,200 tons in fiscal year 2017 to 200,236 tons in fiscal year 2018, an increase of 4.2%.

•	Production of copper rods decreased from 207,530 tons in fiscal year 2017 to 202,539 tons in fiscal year 2018, a decrease of 2.4%. Copper rod sales decreased from 207,073 tons in fiscal year 2017 to 202,676 tons in fiscal year 2018, a decrease of 2.1% in line with the decrease in production.

•	Sales of copper in the Indian market decreased from 233,699 tons in fiscal year 2017 to 201,862 tons in fiscal year 2018, a decrease of 13.6%, and our exports increased from 165,575 tons in fiscal year 2017 to 201,080 tons in fiscal year 2018, an increase of 21.4%. Our domestic sales as a percentage of total sales decreased from 58.5% in fiscal year 2017 to 50.1% in fiscal year 2018.

Operating profit in the copper segment decreased from ₹ 15,026 million in fiscal year 2017 to ₹ 11,312 million ($ 174 million) in fiscal year 2018, a decrease of ₹ 3,714 million, or 24.7%. Operating margin also decreased from 7.2% in fiscal year 2017 to 4.6% in fiscal year 2018. The decrease in operating profit was primarily due to lower TcRc, lower premia, higher coal and fuel prices, currency appreciation which was partly offset by higher by-product credit. In particular:

•	TcRc rates decreased from an average of 22.4¢/lb realized in fiscal year 2017 to an average of 21.3¢/lb realized in fiscal year 2018.

•	Cost of production net of by-product and free copper revenue, which consists of cost of smelting and refining costs, increased from 5.0 ¢/lb in fiscal year 2017 to 5.7 ¢/lb in fiscal year 2018, primarily due to higher coal and fuel prices, currency appreciation partly offset by higher by-product credit.

Aluminium

Revenue from external customers in the aluminium segment increased from ₹ 136,667 million in fiscal year 2017 to ₹ 230,959 million ($ 3,547 million) in fiscal year 2018, an increase of ₹ 94,292 million, or 69.0%. This increase was primarily due to a ramp up in volume and higher average LME prices of aluminium. Specifically:

•	Aluminium production increased from 1,213,402 tons in fiscal year 2017 to 1,675,085 tons in fiscal year 2018, an increase of 38.0%. Production of value added products increased from 40.8% in fiscal year 2017 to 43.1% in fiscal year 2018.

•	Aluminium sales increased from 1,209,416 tons in fiscal year 2017 to 1,672,424 tons in fiscal year 2018, an increase of 38.3% in line with the ramp up of additional pots at Jharsuguda-II and complete ramp up of Korba smelter during the first quarter of fiscal year 2018. Sales of aluminium ingots increased from 676,571 tons in fiscal year 2017 to 904,800 tons in fiscal year 2018, an increase of 33.7%. Wire rod sales increased from 323,439 tons in fiscal year 2017 to 380,878 tons in fiscal year 2018, an increase of 17.8%, and rolled product sales increased from 17,996 tons in fiscal year 2017 to 26,606 tons in fiscal year 2018, an increase of 47.8%. Billets sales increased from 144,871 tons in fiscal year 2017 to 315,883 tons in fiscal year 2018, representing an increase of 118.0%. Hot metal sales during fiscal year 2018 were 44,257 tons.

•

Aluminium sales in the domestic market marginally increased from 635,951 tons in fiscal year 2017 to 673,920 tons in fiscal year 2018, an increase of 6.0%. Our aluminium exports increased from 573,465 tons in fiscal year 2017 to 998,503 tons in fiscal year 2018, an increase of 74.1%.

•	The daily average aluminium cash settlement price on the LME increased from $ 1,688 per ton in fiscal year 2017 to $ 2,046 per ton in fiscal year 2018, an increase of 21.2%.

Operating profit in the aluminium segment decreased from ₹ 11,725 million in fiscal year 2017 to ₹ 9,566 million ($ 147 million) in fiscal year 2018, a decrease of ₹ 2,159 million or 18.4%. The decrease in operating profit was primarily due to higher input commodity inflation (primarily imported alumina and carbon), higher power cost due to disruptions in domestic coal supply from Coal India resulting procurement of coal and power from alternate sources at higher prices and Indian rupee appreciation, partly offset by higher production volume and higher sales realization resulting from an increase in average LME prices of aluminium.

Power

Revenue from external customers in the power segment decreased from ₹ 55,189 million in fiscal year 2017 to ₹ 55,012 million ($ 845 million) in fiscal year 2018, a marginal decrease of ₹ 177 million or 0.3%. Power sales decreased from 12,914 million units in fiscal year 2017 to 11,041 million units in fiscal year 2018, a decrease of 14.5%. This was primarily due to fire incident at TSPL resulting plant shutdown for 65 days in first quarter of fiscal year 2018 and lower power sales from Jharsuguda and Balco power plant due to disruptions in domestic coal supply. Malco power plant is under care and maintenance since May 26, 2017 due to low demand in southern India. Effective from April 1, 2016, the Jharsuguda 1800 MW and BALCO 270 MW units have been moved from the power segment to the aluminium segment. Specifically:

•

Talwandi Sabo power plant, operated at record 93% availability during the fourth quarter of fiscal year 2018 and 74% in fiscal year 2018. It supplied 7,915 million units compare to 6,339 million units in fiscal year 2017 to the Punjab State Power Corporation Ltd. (PSPCL) in fiscal year 2018. TSPL’s PPA with PSEB compensates according to the availability of the plant.

•	The Jharsuguda 600 MW power plant operated at a lower Plant Load Factor (PLF) of 25% during fiscal year 2018, 68% in fiscal year 2017, due to disruptions in domestic coal supply.

•

At BALCO, the 600 MW IPP unit of the 1200MW power plant operated at PLF of 44% in fiscal year 2018, 58% in fiscal year 2017, due to temporary coal shortage and weak power market. The second unit of 300 MW IPP commenced commercial production from May 1, 2017.

•

The average power realization increased from ₹ 2.83 per unit in fiscal year 2017 to ₹ 2.88 per unit in fiscal year 2018, a marginal increase of 1.9%.(excluding power from TSPL 1980 MW power plant). Since April 2016, 1800 MW (three units of 600 MW each) has been converted to CPP in aluminium business. Balance IPP 600 MW power supply does not include open access. The increase in power realization is due to better realization at Balco 600 MW IPP.

•	Cost of generation at the power business (excluding power from the TSPL 1980 MW power plant) increased from ₹ 2.1 per unit in fiscal year 2017 to ₹ 2.4 in fiscal year 2018, an increase of 12.1%.

•

The average power realization at Talwandi Sabo power plant increased from ₹ 3.3 per unit in fiscal year 2017 to ₹ 3.5 per unit and cost of generation increased from ₹ 2.28 per unit in fiscal year 2017 to ₹ 2.54 in fiscal year 2018, an increase of 11.4% due to increased coal prices and coal shortage during the year.

Operating profit in the power segment increased from ₹ 10,757 million in fiscal year 2017 to ₹ 11,915 million ($ 183 million) in fiscal year 2018, an increase of ₹ 1,158 million or 10.8%, primarily due to one off revenue recognition of ₹ 315 million ($ 5 million) at Jharsuguda IPP and lower depreciation charge by ₹ 912 million ($ 14 million). Operating margin increased from 19.5% in fiscal year 2017 to 21.7% in fiscal year 2018.

Other

Operating loss in our other business segments decreased from ₹ 199 million in fiscal year 2017 to 139 million ($ 2 million) in fiscal year 2018 primarily due to acquisition of Avanstrate Inc (“ASI”) on December 28, 2017. The financial results of ASI from the date of acquisition to March 31, 2018 have been included in the consolidated financial statements of the Group.

Investment and Other income

Investment and other income decreased from ₹ 45,428 million in fiscal year 2017 to ₹ 30,986 million ($ 476 million) in fiscal year 2018, a decrease of ₹ 14,442 million or 31.8%, primarily due to lower investment and special dividend payout by HZL, deleveraging during the year, lower return on investments due to sharp rise in G-Sec yields resulting in mark-to-market losses at investments.

Finance costs

Finance costs increased from ₹ 61,600 million in fiscal year 2017 to ₹ 141,182 million ($ 2,168 million) by ₹ 79,582 million or 129.2% in fiscal year 2018. This includes ₹ 81,315 ($ 1,249 million) million on account of reclassification of foreign currency translation reserve relating to subsidiary investment companies under liquidation and on account of the delivering of balance sheet and lower interest rates during fiscal year 2018 partially offset by dividends on preference shares issued to the shareholders of Vedanta Limited - oil and gas business pursuant to the merger with the company in April 2017, interest cost on temporary borrowings at Zinc India and capitalization of pots at Aluminium business. The proportion of Indian Rupee borrowings is 93% and USD borrowing is 7% in fiscal year 2018 in comparison to 12% in fiscal year 2017.

Tax expense

Tax expense increased from ₹ 38,027 million in fiscal year 2017 to ₹ 66,426 million ($ 1,020 million) in fiscal year 2018. Our effective income tax rate, calculated as tax expense divided by our profit or loss before taxes, was 27.8% in fiscal year 2017 as compared to credit of 58.6% in fiscal year 2018. The effective tax rate has increased by 30.8%. The tax expense has increased primarily due to increase in profits and due to phasing out of investment allowance claims, change in cess rate from 3% to 4% as per the Finance Act 2018 and change in profit mix.

Non-controlling interest

On account of above mentioned factors, profit for the year decreased from ₹ 98,545 million in fiscal year 2017 to ₹ 46,909 million ($ 721 million) in fiscal year 2018, a decrease of ₹ 51,636 million or 52.4%.

Profit attributable to non-controlling interest decreased from ₹ 43,512 million in fiscal year 2017 to ₹ 33,204 million ($ 511 million) in fiscal year 2018, a decrease of ₹ 10,308 million or 23.7%. Non-controlling interest as a percentage of profit or loss increased from 44.2% in fiscal year 2017 to 70.8% in fiscal year 2018.

Comparison of years ended March 31, 2016 and March 31, 2017

Revenue and Operating Profit

Consolidated

Revenue increased from ₹ 639,493 million in fiscal year 2016 to ₹ 717,207 million in fiscal year 2017, an increase of ₹ 77,714 million, or 12.2%. Revenue increased in fiscal year 2017 primarily due to the ramp up of capacities at our aluminium and power business, recommencement of iron ore operations and improved commodity prices.

Operating loss of ₹ 268,822 million in fiscal year 2016 turned to an operating profit of ₹ 152,744 million in fiscal year 2017. The operating profit in fiscal year 2017 was primarily due to lower amortization of ₹ 323,861 million following the impairment of oil and gas assets in fiscal year 2016, lower depreciation charges for our oil and gas business of ₹ 26,556 million due to lower entitlement interest volumes and an increase in reserves estimates and partially offset by closure of operations at Lisheen mine. These were partially offset by higher amortization of ₹ 2,450 million on account of mining expenses resulting from increased ore excavation volumes at Zinc India and higher depreciation of ₹ 3,623 million due to capitalization of new capacities at our aluminium and power business. The improvement in operating profit excluding impairment was primarily due to the volume ramp up for our aluminium and power operations, recommencement of iron ore operations, cost efficiencies achieved across our businesses and improved commodity prices.

Contributing factors to our consolidated operating profit were as follows:

•	Cost of sales decreased from ₹ 875,756 million in fiscal year 2016 to ₹ 533,989 million in fiscal year 2017, a decrease of ₹ 341,767 million, or 39.0%. The decrease is primarily due to lower impairment charge of ₹ 1,162 million in fiscal year 2017 in comparison to ₹ 339,549 million in fiscal year 2016. Cost of sales excluding impairment for fiscal year 2017 was ₹ 535,151 million, compared to cost of sales excluding impairment of ₹ 536,207 for fiscal year 2016, a decrease of ₹ 1,055 million, or 0.2%. The Company deployed several measures to optimize cost spends including clean-sheet-costing for negotiations, alternate materials, new sources of supply, improving efficiencies in logistics and quality control.

•	Other operating income increased from ₹ 4,785 million in fiscal year 2016 to ₹ 5,186 million in fiscal year 2017, an increase of ₹ 401.0 million, or 8.4%.

•	Distribution expenses increased from ₹ 12,070 million in fiscal year 2016 to ₹ 16,361 million in fiscal year 2017, an increase of ₹ 4,291 million, or 35.6%, primarily due to ramp up of iron ore following the recommencement of operations in Goa during fiscal year 2016. As a result, distribution expense as a percentage of revenue increased from 1.9% in fiscal year 2016 to 2.3% in fiscal year 2017.

•	Administration expenses decreased from ₹ 25,274 million in fiscal year 2016 to ₹ 19,299 million in fiscal year 2017, a decrease of ₹ 5,975 million, or 23.6% primarily due to lower personnel and administration expenses. As a percentage of revenue, administration expenses decreased from 4.0% in fiscal year 2016 to 2.6% in fiscal year 2017.

Zinc India

Revenue in the Zinc India segment increased from ₹ 137,945 million in fiscal year 2016 to ₹ 169,194 million in fiscal year 2017, an increase of ₹ 31,249 million, or 22.7%. This increase was primarily driven by higher commodity prices of zinc, lead, silver and higher premiums realized. The increase was partially offset by lower integrated metal volumes. Our Rampura Agucha mine was in the midst of transition from open pit to underground mine production. The share of mined metal production from underground mines increased to 52%. Sindesar Khurd outperformed and achieved the target of 3.75 million tons of production in fiscal year 2017 ahead of plan. Consequently, our silver production has also benefitted from higher volumes from this mine and recorded integrated production of 14.55 ounces, with a 7.3% increase year-on-year. Specifically:

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

Operating profit in the Zinc India segment increased from ₹ 59,412 million in fiscal year 2016 to ₹ 85,491 million in fiscal year 2017, an increase of ₹ 26,079 million, or 43.9%, whereas operating margin also increased from 43.1% in fiscal year 2016 to 50.5% in fiscal year 2017. Operating profit was positively affected by higher zinc, lead and silver prices, higher realized premiums and Indian Rupee depreciation. However, these were marginally offset by lower metal volumes and higher costs of production. The cost of production of zinc (net of by-product revenue) increased from ₹ 68,442 per ton in fiscal year 2016 to ₹ 77,391 per ton in fiscal year 2017 and cost of production of lead (net of by-product revenue) from ₹ 67,497 per ton in fiscal year 2016 to ₹ 73,996 per ton in fiscal year 2017. An increase in depreciation by ₹ 10,662 million in fiscal year 2017 as compared to fiscal year 2016 partially offset the impact of operating profit margins.

Zinc International

Revenue from external customers in the Zinc International segment decreased from ₹ 25,631 million in fiscal year 2016 to ₹ 22,302 million in fiscal year 2017, a decrease of ₹ 3,329 million or 13.0%. The decrease in revenue was primarily due to the closure of the Lisheen mine in Ireland in December 2015 after 17 years in operation, maintenance shutdown and delay in concentrate shipment at Black Mountain Mines. This was partially offset by higher realized prices. Specifically:

•	Production of refined zinc metal at Skorpion registered an increase from 82,029 tons in fiscal year 2016 to 85,427 tons in fiscal year 2017, an increase of 3,398 tons or 4.1%. This was primarily due to improved mine grades and recoveries. This was partially impacted by material handling challenges due to ore being wetter than anticipated and breakdowns at the acid plant which has undergone a 30 day maintenance shutdown in June 2017 to return to its original capacity.

•	Production of zinc metal in concentrate from the Lisheen and BMM mines decreased from 101,097 tons in fiscal year 2016 to 28,708 tons in fiscal year 2017, a decrease of 71.6%. Production of lead metal in concentrate also decreased from 42,840 tons to 41,769 tons, a decrease of 1,071 tons or 2.5%. This decrease was primarily due to the closure of the Lisheen mine in December 2015 whereas BMM mined metal production was higher by 11.2% due to better ore grades and higher recoveries driven by improved efficiencies in backfill, long hole blasting and better availability of ore hoisting. During the year, we made significant progress in shifting the mining methodology from cut-and-fill method to the more effective long-hole massive mining method.

•	The daily average zinc cash settlement price on the LME increased from $ 1,829 per ton in fiscal year 2016 to $ 2,368 per ton in fiscal year 2017, an increase of 29.5%.

•	The daily average lead cash settlement price on the LME increased from $ 1,768 per ton in fiscal year 2016 to $ 2,005 per ton in fiscal year 2017, an increase of 13.4%.

Operating profit in the Zinc International segment increased from ₹ 831 million in fiscal year 2016 to ₹ 7,336 million in fiscal year 2017, an increase of ₹ 6,505 million or 782.8%, largely on account of higher zinc and lead prices, lower TcRc’s, a one-off insurance claim refund at Scorpion zinc and a royalty refund at Black Mountain Mine. These were partially offset by the Lisheen mine closure and the delay of a concentrate shipment at Black Mountain Mine. Operating margin increased from 3.2% in fiscal year 2016 to 33.0%% in fiscal year 2017.

Oil and Gas Business

Revenue from external customers in the oil and gas segment decreased from ₹ 86,559 million in fiscal year 2016 to ₹ 82,041 million in fiscal year 2017, a decrease of ₹ 4,518 million or 5.2%. The decrease in revenue was primarily contributed by the fall in entitlement interest sales volumes, which was partially offset by higher average Brent price realization and higher average exchange rate. Specifically:

•	The daily average Brent oil price realization increased from $ 40.9 per boe, in fiscal year 2016 to $ 43.3 per boe, in fiscal year 2017, an increase of 5.9%.

•	Entitlement interest sales decreased from 90,788 boepd in fiscal year 2016 to 77,759 boepd in fiscal year 2017, a decrease of 13,029 boepd or 14.5%.

•	Average exchange rate increased by 2.5% from ₹ 65.5 per $ 1.0 in fiscal year 2016 to ₹ 67.1 per $ 1.0 in fiscal year 2017.

Operating loss in the oil and gas segment declined from ₹ 342,813 million in fiscal year 2016 to a profit of ₹ 14,205 million in fiscal year 2017, an increase of ₹ 357,018 million, or 104.1%. The increase in operating profit was primarily due to cost optimization initiatives taken during the year, better Brent prices, reduced cess on ad-valorem basis. In fiscal year 2016, an impairment loss of ₹ 322,998 million was charged to income statement whereas in fiscal year 2017, ₹ 845 million impairment reversal was recognised. Sales decreased by ₹ 4,518 million on account of a drop in entitlement interest sales. Depletion and decommissioning charges were lower by ₹ 26,055 million primarily due to reduction in reserves and cost to complete.

Iron Ore

Revenue from external customers increased from ₹ 22,233 million in fiscal year 2016 to ₹ 40,880 million in fiscal year 2017, an increase of ₹ 18,647 million, or 83.9%. The increase was primarily due to resumption of mining in Goa, higher iron prices and an increase in pig iron production, which was partially offset by a decrease in lower production volumes from Karnataka.

•	Saleable iron ore production increased from 5.2 million tons in fiscal year 2016 to 10.9 million tons in fiscal year 2017 a sharp increase of 5.7 million tons due to the removal of a mining ban in the state of Goa during fiscal year 2016 and an additional allocation of 2.6 million tons in fiscal year 2017. In Karnataka, production recommenced on February 28, 2015, and in Goa production started slowly from August 2015 following the receipt of all requisite clearances and approvals.

•	The production of pig iron was higher by 8.2% from 654,360 tons to 708,341 tons whereas the production of metallurgical coke was reduced from 485,054 tons to 481,218 tons, or by 0.8%. During the year, production of pig iron ramped up to a record production level with higher plant availability and available rated capacity of 785,000 tons. The reduction in metallurgical coke production was primarily due to breakdown in plants.

Operating loss in the iron ore segment decreased from ₹ 15,793 million in fiscal year 2016 to an operating profit of ₹ 8,403 million in fiscal year 2017, a decrease of ₹ 24,196 million. The increase in operating profit was primarily due to the production increase from Goa, increase in pig iron volume and higher prices which was partly offset by higher metallurgical coke prices.

Copper

Revenue from external customers increased from ₹ 209,239 million in fiscal year 2016 to ₹ 210,021 million in fiscal year 2017, an increase of ₹ 782.4 million, or 0.4%. This marginal increase was primarily due to higher volume, partially offset by lower prices and TcRc. Specifically:

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

Operating profit in the copper segment decreased from ₹ 19,660 million in fiscal year 2016 to ₹ 15,026 million in fiscal year 2017, a decrease of ₹ 4,634 million, or 23.6%. Operating margin also decreased from 9.4% in fiscal year 2016 to 7.2% in fiscal year 2017. The decrease in operating profit was primarily due to lower TcRc, higher petro prices and lower by-product credit, the clean energy cess on coal consumed in thermal power plants and a one off benefit of the target plus export incentive scheme which was recognized in fiscal year 2016. In particular:

•	TcRc rates decreased from an average of 24.1 ¢/lb realized in fiscal year 2016 to an average of 22.4 ¢/lb realized in fiscal year 2017.

•	Cost of production net of by-product and free copper revenue, which consists of cost of smelting and refining costs, increased from 3.2 ¢/lb in fiscal year 2016 to 5.0 ¢/lb in fiscal year 2017, primarily due to lower by-product credit, higher petro prices and an increased clean energy cess on coal.

Aluminium

Revenue from external customers in the aluminium segment increased from ₹ 110,781 million in fiscal year 2016 to ₹ 136,667 million in fiscal year 2017, an increase of ₹ 25,886 million, or 23.4%. This increase was primarily due to a ramp up in volume and higher average LME prices of aluminium. Specifically:

•	Aluminium production increased from 923,343 tons in fiscal year 2016 to 1,213,402 tons in fiscal year 2017, an increase of 31.4%. Production of value added products decreased from 52.8% in fiscal year 2016 to 40.8% in fiscal year 2017.

•	Aluminium sales increased from 926,950 tons in fiscal year 2016 to 1,209,416 tons in fiscal year 2017, an increase of 30.5% in line with the increase in production from new smelter in Korba and Jharsuguda. Sales of aluminium ingots increased from 429,335 tons in fiscal year 2016 to 676,571 tons in fiscal year 2017, an increase of 57.6%. Wire rod sales decreased from 357,203 tons in fiscal year 2016 to 323,439 tons in fiscal year 2017, and rolled product sales decreased from 20,660 tons in fiscal year 2016 to 17,996 tons in fiscal year 2017, a decrease of 12.9%, due to a temporary suspension of high-cost rolled product facility at BALCO in fiscal year 2016, which recommenced in the second quarter of fiscal year 2017. Billets sales increased from 110,859 tons in fiscal year 2016 to 144,871 tons in fiscal year 2017, representing an increase of 30.7%. Hot metal sales during fiscal year 2017 were 46,541 tons.

•	Aluminium sales in the domestic market marginally increased from 635,192 tons in fiscal year 2016 to 635,951 tons in fiscal year 2017, an increase of 0.1%. Our aluminium exports increased from 291,758 tons in fiscal year 2016 to 573,465 tons in fiscal year 2017. Our domestic sales as a percentage of total sales decreased from 68.5% in fiscal year 2016 to 52.6% in fiscal year 2017.

•	The daily average aluminium cash settlement price on the LME increased from $ 1,590 per ton in fiscal year 2016 to $ 1,688 per ton in fiscal year 2017, an increase of 6.2%.

Operating profit in the aluminium segment increased from ₹ 1,416 million in fiscal year 2016 to ₹ 11,725 million in fiscal year 2017, a sharp increase of ₹ 10,309 million. The increase in operating profit was primarily due to higher volume and higher sales realization resulting from an increase in average LME prices of aluminium.

Power

Revenue from external customers in the power segment increased from ₹ 45,523 million in fiscal year 2016 to ₹ 55,189 million in fiscal year 2017, an increase of ₹ 9,666 million or 21.2%. Power sales increased from 12,121 million units in fiscal year 2016 to 12,915 million units in fiscal year 2017, an increase of 6.5%. This was primarily due to the commencement of additional units at TSPL and BALCO during fiscal year 2017. With these units, our entire 9,000 MW of power capacity became operational as of March 2017. Effective from April 1, 2016, the Jharsuguda 1800 MW and BALCO 270 MW units have been moved from the power segment to the aluminium segment. Specifically:

•	At the Talwandi Sabo power plant, the third 660MW unit commenced commercial production in August 2016. The operating units operated at record 85% availability and supplied 6,339 million units to the Punjab State Power Corporation Ltd. (PSPCL). TSPL’s PPA with PSEB compensates according to the availability of the plant.

•	The Jharsuguda 600 MW power plant operated at a lower Plant Load Factor (PLF) of 68% during fiscal year 2017, due to a weak power market. During fiscal year 2017, power from one 600MW unit is being supplied to the grid and the remaining 1,800MW (comprising three 600 MW units) was supplied to the Jharsuguda II smelter with surplus power sold in the open market.

•	At BALCO, the 600 MW IPP unit of the 1200MW power plant operated at PLF of 58% in fiscal year 2017, due to weak power market. The second unit of 300 MW IPP commenced commercial production from May 1, 2017.

•	The average power realization decreased from ₹ 2.91 per unit in fiscal year 2016 to ₹ 2.83 per unit in fiscal year 2017, a decrease of 3.0%.(excluding power from TSPL 1980 MW power plant). In fiscal year 2016, Jharsuguda power unit of 2400 MW was part of power business in which there was an option for sale in open access. Since April 2016, 1800 MW (three units of 600 MW each) has been converted to CPP in aluminium business. Balance IPP 600 MW power supply does not include open access therefore there is decrease in power rate realization based on PPA rate under long term contract.

•	Cost of generation at the power business (excluding power from the TSPL 1980 MW power plant) decreased from ₹ 2.15 per unit in fiscal years 2016 to ₹ 2.0 in fiscal year 2017, marginal decrease of 2.1%.

Operating profit in the power segment increased from ₹ 8,221 million in fiscal year 2016 to ₹ 10,757 million in fiscal year 2017, an increase of ₹ 2,536 million or 30.8%, primarily as a result of sales from commissioned additional units at TSPL and BALCO. Operating margin increased from 18.1% in fiscal year 2016 to 19.5% in fiscal year 2017.

Other

Operating profit in our other business segments decreased from operating profit of ₹ 244 million in fiscal year 2016 to operating loss of ₹ 199 million in fiscal year 2017.

Investment and Other income

Investment and other income increased from ₹ 43,998 million in fiscal year 2016 to ₹ 45,428 million in fiscal year 2017, an increase of ₹ 1,430 million or 3.3%, primarily due to significant mark-to-market (MTM) gains partially offset by lower investment at Zinc India on account of a special dividend payout.

Finance costs

Finance costs increased from ₹ 59,584 million in fiscal year 2016 to ₹ 61,600 million by ₹ 2,016 million or 3.4% in fiscal year 2017. This was primarily on account of the increase in the proportion of Indian Rupee borrowings from 52% of total borrowings in fiscal year 2016 to 86% of total borrowings in fiscal year 2017, decrease in the proportion of USD borrowings from 48% of total borrowings in fiscal year 2016 to 12% of total borrowings in fiscal year, partially offset by a reduction in interest rates.

Tax expense

Tax credit changed from ₹ 103,060 million in fiscal year 2016 to tax credit of ₹ 38,027 million in fiscal year 2017. Our effective income tax rate, calculated as tax credit divided by our loss before taxes, was credit of 36.2% in fiscal year 2016 as compared to credit of 27.8% in fiscal year 2017. The effective tax rate has decreased by 8.4%. The tax charge has increased primarily due to increase in profits; however, the effective tax rate has decreased due to increase in benefit arising on account of investment allowance and increase in non-taxable income which was partially offset by phasing out of tax holiday benefits at Zinc India and Oil and Gas.

Non-controlling interest

On account of above mentioned factors, loss for the year decreased from ₹ 181,348 million in fiscal year 2016 to profit of ₹ 98,545 million in fiscal year 2017, an increase of ₹ 279,893 million or 154.3%.

Loss attributable to non-controlling interest decreased from loss of ₹ 56,195 million in fiscal year 2016 to profit of ₹ 43,512 million in fiscal year 2017, an increase of ₹ 99,707 million or 177.4%. Non-controlling interest as a percentage of profit or loss increased from 31.0% in fiscal year 2016 to 44.2% in fiscal year 2017.

Liquidity and Capital Resources

The following table is derived from our selected consolidated financial data and sets forth our cash flow for fiscal years 2014, 2015, 2016, 2017 and 2018:

	For the Year Ended March 31,
	2014	2015	2016	2017	2018	2018
	(₹ in millions)					(US$ in millions)
Cash Flow Data:
Net cash provided by (used in):
Operating activities	56,199	125,710	107,352	212,105	348,407	5,351
Investing activities	(52,631)	(43,939)	(42,613)	(79,910)	(52,153)	(801)
Financing activities	(6,280)	(86,448)	(52,714)	(49,123)	(357,144)	(5,485)

Liquidity

As of March 31, 2018, we had cash and short term investments (excluding restricted cash and cash equivalents) totaling ₹ 358,188 million ($ 5,502 million), and near-term debt redemption obligations of ₹ 94,188 million ($ 1,447 million), and we had, on a standalone basis, cash and short term investments (excluding restricted cash and cash equivalents) totaling ₹ 70,449 million ($ 1,082 million). We expect that our current cash, short term investments and our cash flows from operations together with refinancing of some of our debt will be our principal sources of cash to satisfy our capital requirements for the next few years.

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

Our business is heavily dependent on plant and machinery for the production of our copper, zinc, oil and gas, iron ore and aluminium products, as well as investments in our mining and exploration operations and our commercial power generation business. Investments to maintain and expand production facilities are, accordingly, an important priority and have a significant effect on our cash flows and future results of operations. Our capital expenditures in fiscal year 2016, 2017 and 2018 were ₹ 60,473 million, ₹ 53,752 million and ₹ 75,605 million ($ 1,161 million), respectively, largely due to our capacity expansion and new projects across our oil and gas, copper, zinc, aluminium and power businesses.

HZL has expansion projects in the amount of approximately ₹ 108,600 million ($ 1,668 million) to be spent on the expansion of its existing underground mines together with the development of the underground mine at Rampura Agucha, expansion of Sindesar Khurd, Zawar, Rajpura Dariba and Kayad mines. As of March 31, 2018, ₹ 72,900 million ($ 1,120 million) has been spent on the expansion projects. Based on a long-term evaluation of assets and in consultation with global experts, the Company is evaluating plans to increase its mined metal capacity from 1.2 mtpa to 1.5 mtpa. The Board has approved the Phase I of this expansion which will increase mined metal and smelting capacity from 1.2 mtpa to 1.35 mtpa through brownfield expansion of existing mines at an estimated capital expenditure of around ₹ 45,000 million ($ 691 million)

We commenced exploration campaigns in Rajasthan in our oil and gas business to test prospective reserves. To unlock the potential of the prospective reserves, we are carrying out exploration drilling, seismic activities construction activities and studies. The estimated cost of this project is ₹ 53,041 million ($ 815 million) and the capital expenditure spent on the exploration campaign as of March 31, 2018, is ₹ 43,970 million ($ 675 million).

We have ongoing projects in the amounts of approximately ₹ 354,348 million ($ 5,442 million) set up on the existing producing fields at Mangala, Bhagyam and Aishwariya. The plan involves ramping up or sustaining the production from all the fields for which additional wells and related surface facilities are being drilled and constructed. Further, we continue to focus on infrastructure creation and prudent reservoir management for water flood and enhanced oil recovery implementation. As of March 31, 2018, net ₹ 247,029 million ($ 3,794 million) was spent on the ongoing projects at Mangala, Bhagyam and Aishwariya.

The Mangala Development pipeline is designed to evacuate the crude oil produced from the Rajasthan assets and provide access to markets. The pipeline ends at the coastal location of Bhogat. The entire length of the pipeline from the Mangala processing terminal to Bhogat is ready to receive crude oil. The estimated gross cost of developing the pipeline is ₹ 83,053 million ($ 1,276 million). As of March 31, 2018, the project is completed and amount has been spent on developing the Mangala Development pipeline.

We planned to invest ₹ 45,644 million ($ 701 million) to upgrade the existing Raageshwari gas terminal to provide increased capacity and also to unlock the opportunities in Mangala and Aishwariya Barmer hill development. We are also looking at the options to construct a new gas pipeline to monetize the additional gas potential in the block. As of March 31, 2018, ₹ 3,108 million ($ 48 million) has been spent.

We have ₹ 44,240 million ($ 679 million) of ongoing expansion projects to set up a 400,000 tpa copper smelter plant. Specifically, the proposed capacity expansion at Tuticorin had been delayed since December 2009 due to a writ petition filed before the High Court of Madras which has been dismissed by an order dated April 28, 2016. We legitimately expect necessary approvals for setting up the project. We received environmental clearance from MoEF in May 2015 and a consent to establish from TNPCB for the smelter in November 2016 and we are in the process of restarting the project activities for the copper smelter plant. In December 2017, we restarted the construction activities of the proposed expansion project and the same were in progress. In the meantime, the Madurai Bench of the High Court of Madras in a Public Interest Litigation filed against the Ministry of Environment, Forests & Climate Change, State Industries Promotion Corporation of Tamil Nadu (SIPCOT) and us, held vide its order dated May 23, 2018 that the application for renewal of the Environmental Clearance for the Expansion Project shall be processed after a mandatory public hearing and the said application shall be decided by the competent authority on or before September 23, 2018. In the interim, the High Court ordered us to cease construction and all other activities on site for the proposed Expansion Project with immediate effect. Separately, SIPCOT vide its letter dated May 29, 2018, cancelled 342.22 acres of the land allotted to us for the proposed Expansion Project. Further the TNPCB issued orders on June 7, 2018 directing the withdrawal of the Consent to Establish, which was valid till December 31, 2022. We would be taking appropriate legal measures to address the matters. We have incurred ₹ 9,932 million ($ 153 million) on these ongoing expansions as of March 31, 2018.

BALCO has set up a 325,000 tpa aluminium smelter and 1200 MW power facility at an estimated cost of ₹ 107,500 million ($ 1,651 million) which uses pre-baked technology from the Guiyang Aluminium Magnesium Design & Research Institute, or GAMI, of China. The first metal tapping from the 325,000 tpa aluminium smelter started in fiscal year 2015, and commercial production started during fiscal year 2015. The capital expenditure spent on these projects as of March 31, 2018 is ₹ 100,251 million ($ 1,540 million).

We planned to invest ₹ 111,260 million ($ 1,709 million) to expand our alumina refining capacity at Lanjigarh to 6 mmtpa and constructing an associated 210 MW captive power plant. The expansion of the alumina refinery at Lanjigarh had been on hold since October 2010, the date of the MoEF’s direction to us to cease further construction. In the last quarter of fiscal year 2016, environment clearance was received for the Lanjigarh expansion project and environmental clearance up to 6 mtpa will be received as an amendment to existing environmental clearance on the acquisition of required land. Further, a consent to establish for 6 mtpa and consent to operate for 2 mtpa was also obtained. We continue to explore the feasibility of expanding our alumina refinery capacity, from 2 to 4 mtpa and then up to 6 mtpa, subject to bauxite availability and regulatory approvals. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information – Legal Proceedings” for details. As of March 31, 2018, we have spent ₹ 59,014 million ($ 906 million).

The first 660 MW and second 660 MW unit of the Talwandi Sabo power plant were capitalized in fiscal year 2015 and 2016 respectively. The third 660 MW unit was capitalized on September 1, 2016 after successfully completing trial runs. As of March 31, 2018, ₹ 116,837 million ($ 1,794 million) was spent on this project.

In fiscal year 2017 and fiscal years 2018 to 2019, we have scheduled loan repayment obligations, denominated in a mix of Indian Rupees and US dollars of ₹ 314,537 million ($ 4,831 million) and ₹ 151,940 million ($ 2,334 million), respectively, for various outstanding long-term loans. We plan to finance our capital expenditures and our loan repayment obligations out of our cash flows from operations and financing activities. Our failure to make planned expenditures could adversely affect our ability to maintain or enhance our competitive position and develop higher margin products.

Consistent with our strategy to consolidate our ownership interests in our key subsidiaries, we had exercised the second call option to acquire the GoI’s remaining ownership interest in HZL although the exercise is currently subject to dispute. See “Item 4. Information on the Company—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO” for more information. The option value will be the fair market value determined by an independent appraiser, and will entail significant capital requirements. Based solely on the market price of HZL’s shares on the NSE on July 20, 2018 of ₹ 265 ($ 4) per share, and not including the other factors that the independent appraiser may consider, one possible estimation of the exercise price to acquire all of the GoI’s 1,247,950,590 shares in HZL would be ₹ 331,019 million ($ 5,084 million). If the GoI sells its remaining ownership interest in HZL through a public offer, we may look into alternative means of increasing our ownership interest in HZL.

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

We have consistently paid dividends including tax on dividend amounting to ₹ 32,220 million in fiscal year 2016, ₹ 96,726 million in fiscal year 2017 and ₹ 163,651 ($ 2,513) million in fiscal year 2018.

Capital Resources

We plan to finance our capital requirements through a mix of cash flows from operating and financing activities. We do not depend on off-balance sheet financing arrangements. We believe that our working capital requirements can be sufficiently funded through our internal accruals and undrawn line of credit.

Comparison of Years Ended March 31, 2017 and March 31, 2018

Net Cash from Operating Activities

Net cash from operating activities was ₹ 348,407 million ($ 5,351 million) in fiscal year 2018 compared to net cash from operating activities of ₹ 212,105 million in fiscal year 2017, an increase of ₹ 136,302 million. The net increase in cash from operating activities was primarily due to the following reasons:

•	net proceeds of short term investments was ₹ 197,509 million ($ 3,033 million) in fiscal year 2018 compared to net proceeds of short term investments of ₹ 96,762 million in fiscal year 2017.

•	income tax paid was ₹ 36,461 million ($ 560 million) in fiscal year 2018 compared to outflow of ₹ 53,067 million in fiscal year 2017.

•	the cash used in operating assets and liabilities (working capital) in fiscal year 2018 was ₹ 27,508 million ($ 422 million) compared to cash generated of ₹ 2,364 million in fiscal year 2017.

•	interest paid was ₹ 57,880 million ($ 889 million) in fiscal year 2018 compared to outflow of ₹ 62,048 million in fiscal year 2017.

•	interest received was ₹ 14,142 million ($ 217 million) in fiscal year 2018 compared to inflow of ₹ 11,315 million in fiscal year 2017.

•	dividend received was ₹ 111 million ($ 2 million) in fiscal year 2018 compared to inflow of ₹ 7 million in fiscal year 2017.

We believe our current working capital is sufficient to meet our present capital requirements.

Net Cash Used in Investing Activities

Net cash used in investing activities was ₹ 52,153 million ($ 801 million) in fiscal year 2018 and ₹ 79,910 million in fiscal year 2017. The net cash used in investing activities in fiscal year 2018 reduced primarily due to:

•	more cash used towards expansion projects and exploration across our zinc, oil and gas, iron ore, copper, aluminium and power businesses of ₹ 72,237 million ($ 1,109 million) in fiscal year 2018 as compared to ₹ 53,752 million in fiscal year 2017.

•	net cash inflow was ₹ 24,582 million ($ 378 million) in fiscal year 2018 as compared to net cash outflow from short term deposits of ₹ 25,118 million in fiscal year 2017.

Net Cash used in Financing Activities

Net cash used in financing activities was ₹ 357,144 million ($ 5,485 million) in fiscal year 2018 and ₹ 49,213 million in fiscal year 2017, primarily on account of:

•	net cash outflow from long-term and short-term debts (other than working capital and related party debt) was ₹ 133,228 million ($ 2,046 million) in fiscal year 2018 as compared to cash inflow of ₹ 155,174 million in fiscal year 2017.

•	net cash outflow from acceptances was ₹ 19,134 million ($ 294 million) in fiscal year 2018 as compared to cash inflow of ₹ 12,564 million in fiscal year 2017.

•	net cash outflow for payment of dividend (including deemed dividend and payment of dividend by subsidiaries to non-controlling interests) of ₹ 163,651 million ($ 2,513 million) in fiscal year 2018 as compared to ₹ 96,726 million in fiscal year 2017.

•	net cash flow from loans from related parties was nil in fiscal year 2018 as compared to cash outflow of ₹ 125,248 million in fiscal year 2017.

•	net cash outflow from working capital loans was ₹ 39,453 million ($ 606 million) in fiscal year 2018 as compared to cash inflow of ₹ 6,123 million in fiscal year 2017.

Comparison of Years Ended March 31, 2016 and March 31, 2017

Net Cash from Operating Activities

Net cash from operating activities was ₹ 212,105 million in fiscal year 2017 compared to net cash from operating activities of ₹ 107,352 million in fiscal year 2016, an increase of ₹ 104,753 million. The net increase in cash from operating activities was primarily due to the following reasons:

•	net proceeds of short term investments was ₹ 96,762 million in fiscal year 2017 compared to net purchases of short term investments of ₹ 50,697 million in fiscal year 2016.

•	income tax paid was ₹ 53,067 million in fiscal year 2017 compared to outflow of ₹ 24,539 million in fiscal year 2016.

•	the cash generated from operating assets and liabilities (working capital) in fiscal year 2017 was ₹ 2,364 million compared to cash used of ₹ 65,645 million in fiscal year 2016.

•	interest paid was ₹ 62,048 million in fiscal year 2017 compared to outflow of ₹ 55,372 million in fiscal year 2016.

•	interest received was ₹ 11,315 million in fiscal year 2017 compared to inflow of ₹ 13,061 million in fiscal year 2016.

•	dividend received was ₹ 7 million in fiscal year 2017 compared to inflow of ₹ 4 million in fiscal year 2016.

We believe our current working capital is sufficient for our present capital requirements.

Net Cash Used in Investing Activities

Net cash used in investing activities was ₹ 79,910 million in fiscal year 2017 and ₹ 42,613 million in fiscal year 2016. The net cash used in investing activities in fiscal year 2017 was higher primarily due to:

•	lower cash used towards expansion projects and exploration across our zinc, oil and gas, iron ore, copper, aluminium and power businesses of ₹ 53,752 million in fiscal year 2017 as compared to ₹ 60,473 million in fiscal year 2016.

•	net cash outflow was ₹ 25,118 million in fiscal year 2017 as compared to net cash inflow from short term deposits of ₹ 17,139 million in fiscal year 2016.

•	net cash outflow on account of loans to related parties was nil in fiscal year 2017 as compared to net cash outflow of ₹ 631 million in fiscal year 2016.

Net Cash used in Financing Activities

Net cash used in financing activities was ₹ 49,123 million in fiscal year 2017 and ₹ 52,714 million in fiscal year 2016, primarily on account of:

•	net cash inflow from long-term and short-term debts (other than working capital and related party debt) was ₹ 155,174 million in fiscal year 2017 as compared to cash inflow of ₹ 22,945 million in fiscal year 2016.

•	net cash inflow from acceptances was ₹ 12,564 million in fiscal year 2017 as compared to cash inflow of ₹ 1,757 million in fiscal year 2016.

•	net cash outflow for payment of dividend (including deemed dividend and payment of dividend by subsidiaries to non-controlling interests) of ₹ 96,726 million in fiscal year 2017 as compared to ₹ 32,220 million in fiscal year 2016.

•	net cash outflow from loans from related parties was ₹ 125,248 million in fiscal year 2017 as compared to cash outflow of ₹ 47,326 million in fiscal year 2016.

•	net cash inflow from working capital loans was ₹ 6,123 million in fiscal year 2017 as compared to cash inflow of ₹ 2,130 million in fiscal year 2016.

Outstanding Loans

See Note 17. “Borrowings” of Notes to the consolidated financial statements.

Export Obligations

See Note 29. “Commitments, contingencies and guarantees - Commitments and contingencies - Export Obligations” of Notes to the consolidated financial statements.

Guarantees

See Note 29. “Commitments, contingencies and guarantees - Guarantees” of Notes to the consolidated financial statements.

Capital Expenditure and Commitments

Our principal financing requirements primarily include:

•	capital expenditures, towards expansion of capacities in existing businesses including modernization of facilities;

•	the establishment of our planned commercial power generation business;

•	consolidation of our ownership in our various subsidiaries; and

•	acquisitions of complementary businesses that we determine to be attractive opportunities.

The following table shows our capital expenditures in fiscal years 2016, 2017 and 2018:

	For Year Ended March 31,
	2016	2017	2018	2018
	(in millions)			(US dollars in millions)
Capital Expenditure	60,473	53,752	72,237	1,109

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

Contractual Obligations

The following table sets out our total future commitments to settle contractual obligations as of March 31, 2018:

	Payment Due by Period (in millions)
									More than
	Total		Less than 1 Year		1-3 Years		3-5 Years		5 Years
	(₹)	(US$)	(₹)	(US$)	(₹)	(US$)	(₹)	(US$)	(₹)	(US$)
Bank loans and borrowings	5,86,923	9,015	3,14,537	4,831	1,51,940	2,334	62,717	963	57,729	887
Interest commitments(1)	89,429	1,374	32,356	497	28,957	445	11,449	176	16,667	256
Other non-current liabilities(2)	2,69,314	4,137	2,63,867	4,053	2,479	38	2,968	46	—	—
Capital commitments	123,157	1,892	92,044	1,414	31,113	478	—	—	—	—

Total	1,068,193	16,418	702,804	10,795	214,489	3,295	77,134	1,185	74,396	1,143

(1)

Interest payments for long-term fixed rate debts have been calculated based on applicable rates and payment dates. Interest payments on floating rate debt have been calculated based on the payment dates and rates as applicable on March 31, 2018 for each relevant debt instrument.

(2)	Other non-current liabilities consist of security deposits and retentions.

Our total future commitments to settle contractual obligations as of March 31, 2018 were ₹ 1,068,193 million ($ 16,406 million), representing a ₹ 102,109 million decrease as compared to our total future commitments to settle contractual obligations as of March 31, 2017.

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

Recently issued accounting pronouncements

See Note 3.X “Recently issued accounting pronouncements” in the Notes to the consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our board of directors consists of nine directors.

The following table sets forth the name, age and position of each of our chairman emeritus, directors, executive officers and significant employees as of the date hereof:

Name	Age	Position

Anil Agarwal(1)	66	Chairman Emeritus

Directors
Navin Agarwal(2)	57	Executive Chairman and Whole Time Director*
Lalita D. Gupte(3)	69	Non-Executive Director
Ravi Kant(4)	74	Non-Executive Director
Krishnamurthi Venkataramanan(5)	73	Non-Executive Director
Aman Mehta(6)	71	Non-Executive Director
Priya Agarwal(7)	28	Non-Executive Director
Upendra Kumar Sinha(8)	66	Non-Executive Director
Tarun Jain(9)	58	Whole Time Director*
GR Arun Kumar(10)	47	Whole Time Director* and Chief Financial Officer

Other Executive Officers
Kuldip Kaura	71	Interim Chief Executive Officer
Dilip Golani	52	Director, Group Management Assurance
Mansoor Siddiqi	66	Group Director, Projects
Samir Cairae	54	Chief Executive Officer - Diversified Metals (India)
Suresh Bose	50	Head – Group Human Resources
Philip Turner	61	Head - Group Health, Safety, Environment and Sustainability
Rajagopal Kishore Kumar	56	Director, Strategy and Business Development
Arun Arora	55	Head - Corporate Communications
Scot Caithness	58	Director, Exploration
Anup Agarwal	45	Senior Vice President, Corporate Finance

Other Significant Employees

Zinc India
Sunil Duggal	56	Chief Executive Officer, HZL and Lead Base Metals Group
Amitabh Gupta	56	Chief Financial Officer, HZL

Name	Age	Position

Zinc International
Deshnee Naidoo	42	Chief Executive Officer, Africa Base Metals
Pushpender Singla	33	Chief Financial Officer, Zinc International Division and CMT

Oil and Gas
Sudhir Mathur	56	Chief Executive Officer, Oil and Gas Business
Pankaj Kalra	42	Chief Financial Officer, Oil and Gas Business

Iron Ore
Naveen Kumar Singhal	55	Chief Executive Officer, Iron Ore Business
Azad Shaw	40	Chief Financial Officer, Iron Ore Business

Copper
P. Ramnath	60	Chief Executive Officer, Copper Operations at Tuticorin and Silvassa
Amit Agarwal	42	Chief Financial Officer, Copper Operations at Tuticorin and Silvassa

Aluminium and Power
Abhijit Pati	54	Chief Executive Officer, Aluminium Jharsuguda
Vikas Sharma	54	Chief Executive Officer, BALCO
Ajay Kumar Dixit	59	Chief Executive Officer, Alumina
Bharat Goenka	42	Deputy Chief Financial Officer, Aluminium Business

Notes:

*	A “Whole Time Director” is a director who is employed full-time in rendering services to our Company with respect to which he is a director. An individual can be a Whole Time Director with respect to only one company, although he or she may accept the position of Non-Whole Time Director in other companies.
(1)	Anil Agarwal was appointed as the Chairman Emeritus of our Company with effect from April 1, 2014. He ceased to be a member of the Board with effect from April 1, 2014.
(2)	Navin Agarwal was re-appointed as Executive Chairman with effect from April 1, 2014. He is a member of the Nomination and Remuneration Committee. Navin Agarwal was appointed as Whole Time Director with effect from August 17, 2013 to July 31, 2018. He was reappointed as Whole Time Director with effect from August 1, 2018 to July 31, 2023 subject to shareholders approval at the ensuing Annual General Meeting.
(3)	Lalita D. Gupte was appointed as a Non-Executive Director with effect from March 29, 2014. Subsequently her appointment as an Independent Director was fixed for a period of three years effective as of January 29, 2015 to January 28, 2018. Lalita D. Gupte was re-appointed as an Independent Director for a second and final term effective January 29, 2018 to August 10, 2021, subject to shareholders approval at the ensuing Annual General Meeting. Lalita D. Gupte is the Chairperson of the Audit Committee, is the Chairperson of the Stakeholders Relationship Committee effective April 1, 2017 and is a member of the Nomination and Remuneration Committee.
(4)	Ravi Kant was appointed as a Non-Executive Director with effect from January 28, 2014. Subsequently his appointment as an Independent Director was fixed for a period of three years effective as of January 29, 2015 to January 28, 2018. Ravi Kant was re-appointed as an Independent Director for a second and final term effective January 29, 2018 to May 31, 2019, subject to shareholders approval at the ensuing Annual General Meeting. Ravi Kant is a member of the Audit Committee, Nomination and Remuneration Committee and was appointed as Chairperson of the Corporate Social Responsibility Committee with effect from July 12, 2017.
(5)	Krishnamurthi Venkataramanan was appointed as a Non-Executive Director with effect from April 1, 2017. He was appointed as an Additional Director and Independent Director for a term of three years effective as of April 1, 2017 to March 31, 2020 which was approved by the shareholders of the Company at the Annual General Meeting held on July 14, 2017. Krishnamurthi Venkataramanan is a member of the Stakeholders Relationship Committee and Corporate Social Responsibility Committee effective April 1, 2017.
(6)	Aman Mehta was appointed as a Non-Executive Director with effect from May 17, 2017. He was appointed as an Independent Director for a term of three years effective as of May 17, 2017 to May 16, 2020 which was approved by the shareholders of the Company at the Annual General Meeting held on July 14, 2017. Aman Mehta is a member of the Audit Committee, Corporate Social Responsibility Committee and Chairperson of the Nomination and Remuneration Committee effective July 12, 2017.
(7)	Priya Agarwal was appointed as a Non-Executive Director with effect from May 17, 2017. She was appointed as a Non-Independent Director for a term of three years effective as of May 17, 2017 to May 16, 2020 which was approved by the shareholders of the Company at the Annual General Meeting held on July 14, 2017. Priya Agarwal is a member of the Corporate Social Responsibility Committee effective July 12, 2017.
(8)	Upendra Kumar Sinha was appointed as a Non-Executive Director with effect from March 13, 2018 till August 10, 2021, subject to shareholders approval at the ensuring Annual General Meeting. Upendra Kumar Sinha is a member of the Audit Committee, Corporate Social Responsibility Committee and Stakeholders Relationship Committee effective March 28, 2018.
(9)	Tarun Jain was appointed as a Whole Time Director with effect from April 1, 2014. Tarun Jain was reappointed as Whole Time Director with effect from April 1, 2018 to March 31, 2019 subject to shareholders approval at the ensuing Annual General Meeting. Tarun Jain is a member of the Corporate Social Responsibility Committee, the Risk Management Committee and Stakeholders Relationship Committee.

(10)	GR Arun Kumar was appointed as Chief Financial Officer with effect from October 1, 2016. He was appointed as a Whole Time Director with effect from November 22, 2016 to November 21, 2019 which was approved by the shareholders of the Company at the Annual General Meeting held on July 14, 2017. GR Arun Kumar is a member of the Risk Management Committee effective November 22, 2016 and is a member of Stakeholders Relationship Committee effective July 12, 2017.

Chairman Emeritus

Anil Agarwal, who founded the Vedanta group in 1976 was appointed as our Chairman Emeritus with effect from April 1, 2014. Anil Agarwal is based in the United Kingdom. Anil Agarwal is also the executive chairman of Vedanta and a director of Sterlite Technologies Limited. Anil Agarwal was previously our Chairman and Managing Director and Chief Executive Officer from 1980 until the expiration of his term in October 2004, and was our Non-Executive Chairman until March 2014. Anil Agarwal was also the Chief Executive Officer of Vedanta from December 2003 to March 2005. He has over 43 years of experience as an industrialist and has been instrumental in the growth and development of the Company since its inception. He is the son of Dwarka Prasad Agarwal and is the brother of Navin Agarwal. The business address of Anil Agarwal is 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400099, India.

Directors

Navin Agarwal was appointed as our Executive Chairman with effect from April 1, 2014. Prior to this he was the executive vice chairman of SIIL. Navin Agarwal plays a key role in developing strategic thinking and the governance framework of the Group, and provides leadership for long-term planning, business development and capital planning. He has been part of the Group for the last 36 years and has extensive experience in the natural resources industry. Navin Agarwal plays a key role in the strategic and governance framework of the Group and provides leadership for its long-term planning, business development and capital planning. He has been instrumental in the growth of the Group, through world-scale organic projects as well as acquisitions. Navin Agarwal is also the deputy executive chairman of Vedanta and a non-executive director of HZL, Sterlite Iron & Steel Company Limited and Hare Krishna Packaging Private Limited. He has over 32 years of experience in general management and commercial matters. Navin Agarwal has completed the Owner/President management program at Harvard University and holds a bachelor’s degree in commerce from Sydenham College, Mumbai, India. Navin Agarwal is the son of Dwarka Prasad Agarwal and is the brother of Anil Agarwal. The business address of Navin Agarwal is 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400099, India.

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

Ravi Kant is one of our independent directors and was appointed to our Board with effect from January 28, 2014. Ravi Kant has approximately five decades of experience in various companies. He was previously the managing director and vice chairman of Tata Motors Limited. He joined Tata Motors in 1999 and has been associated with Jaguar and Land Rover, Tata Daewoo Commercial Vehicles, Korea and Tata Motors, Thailand. Ravi Kant retired as the vice-chairman of Tata Motors Limited with effect from May 31, 2014. Prior to joining Tata Motors Limited, Ravi Kant was the director of Phillips India Limited, overseeing the consumer electronics division. He has also worked with LML Limited, Titan Watches and other consumer and metal companies in senior positions. He is the chairman of the Indian Institute of Management, Rohtak and Indian Institute of Information Technology, Allahabad and a visiting faculty member at China Europe International Business School in Shanghai. He is also on the advisory board of Accenture India and also served as Chairman Advisory Board of Akhandhyoti Eye Hospital. He serves on the board of Antar India Private Limited, Hawkins Cooker Limited and KONE Limited, Helsinki. Ravi Kant studied at Mayo College, Ajmer, the Indian Institute of Technology, Kharagpur and Aston University, Birmingham, United Kingdom, from where he completed his master’s degree in management in industry. He was conferred with an honorary doctorate of science by Aston University in Birmingham in July 2008. He is an Honorary Industrial Professor at the University of Warwick, United Kingdom. The business address of Ravi Kant is 114 B, NCPA Apartments, Nariman Point, Mumbai – 400 021, Maharashtra, India.

Krishnamurthi Venkataramanan is one of our independent directors and was appointed to our Board with effect from April 1, 2017. He was the chief executive officer and managing director of Larsen & Toubro Limited from April 2012 and also served on the Board of Larsen & Toubro Limited from May 1999 until his retirement in September 2015. During his four decades of experience at Larsen & Toubro Limited, his responsibilities included leading a team of engineers and consultants and overseeing its engineering, procurement and construction value chain. He is a graduate in chemical engineering and also a distinguished alumni awardee from Indian Institute of Technology, Delhi. K. Venkataramanan also serves as a director on the boards of several companies including Kirloskar Pneumatic Company Limited, Nilkamal Limited, Larsen & Toubro Employees Welfare Foundation Private Limited and Larsen & Toubro Welfare Company Limited, as Non-Executive Chairman of Larsen & Toubro Hydrocarbon Engineering Limited and as a trustee in Larsen & Toubro Employee Welfare Foundation. The business address of Krishnamurthi Venkataramanan is 401 Varsha, Janki Kutir, Juhu, Mumbai—400049, Maharashtra, India.

Aman Mehta is one of our independent directors and was appointed to our Board with effect from May 17, 2017. He has over 35 years of experience in various positions with HSBC group from where he retired in January 2004 as chief executive officer, Asia Pacific. Aman Mehta occupies himself primarily with corporate governance, with board and advisory roles in a range of companies and institutions in India as well as overseas. Formerly, he has been a supervisory board member of ING Group NV and a director of Raffles Holdings, Singapore. He is also a member of the governing board of the Indian School of Business, Hyderabad, India and a member of the international advisory board of Prudential of America. He is an economics graduate from Delhi University. Aman Mehta also serves as director on the boards of several companies including Wockhardt Limited, Tata Consultancy Services Limited, Tata Steel Limited, Godrej Consumer Products Limited, Max Financial Services Limited, PCCW Limited, and Hong Kong Telecommunications Limited. The business address of Aman Mehta is 115 A, 2nd Floor, Jor Bagh, New Delhi – 110 003, India.

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

Upendra Kumar Sinha is one of our independent directors and was appointed to our Board with effect from March 13, 2018 subject to shareholders approval at the ensuring Annual General Meeting. He has over three decades of experience and has served as the Chairman of Securities and Exchange Board of India from February 2011 to March 2017. Under his leadership, Securities and Exchange Board of India introduced significant regulatory amendments to the various acts enhancing corporate governance and disclosure requirements and has been instrumental in bringing about key capital market reforms. Prior to joining the Securities and Exchange Board of India, he was the Chairman and Managing Director of UTI Asset Management Company Private Limited. Upendra Kumar Sinha has also worked for the Department of Economic Affairs under the Ministry of Finance, India. Upendra Kumar Sinha also serves as director on the boards of several companies including Saumitra Research & Consulting Private Limited, Havells India Limited and Housing Development Finance Corporation Limited. The business address of Upendra Kumar Sinha is K 94, 2nd Floor, Hauz Khas Enclave, New Delhi – 110 016, India.

Tarun Jain was appointed to our Board as a Whole Time Director with effect from April 1, 2014. He was the director of finance of SIIL. Tarun Jain joined the Group in 1984 and has over 35 years of experience in the corporate finance, audit and accounting, tax and secretarial practice. He is responsible for our strategic financial matters, including corporate finance, corporate strategy, business development and mergers and acquisitions. Tarun Jain is a graduate of the Institute of Cost and Works Accountants of India and a Fellow Member of the Institute of Chartered Accountants of India and the Institute of Company Secretaries of India. Tarun Jain is also a director of Sterlite USA, BALCO, Vedanta Medical Research Foundation, Vedanta Star Limited and Rajtaru Charity Foundation. The business address of Tarun Jain is 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400099, India.

GR Arun Kumar is our Chief Financial Officer with effect from October 1, 2016 and was appointed as a member of the Board effective November 22, 2016. GR Arun Kumar joined Vedanta in 2013 as chief financial officer of Vedanta Aluminium in May 2013 and was appointed as deputy chief financial officer of Vedanta in December 2013. In 2014, he moved into the role of executive vice president finance and deputy chief financial officer, as part of which he was responsible for enhancing the capability of the finance function in the areas of accounting, risk management, driving value creation, strategic planning, re-financing, board reporting and governance and direct taxation. As a chartered accountant, GR Arun Kumar has over 23 years of experience at global companies such as Hindustan Unilever and General Electric. Prior to joining Vedanta Aluminium, he was the chief financial officer—Asia Pacific (Appliances and Lighting) for General Electric, based out of Shanghai. He is also on the board of BMM, Sesa Community Development Foundation, Skorpion, Namzinc (Proprietary) Limited, Skorpion Mining Company (Proprietary) Limited, Vedanta Lisheen Mining Limited, Killoran Lisheen Mining Limited, Lisheen Milling Limited, Vedanta Exploration Ireland Limited, Sesa Resources Limited, Sesa Mining Corporation Limited, CMT, Thalanga Copper Mines Proprietary Limited, Konkola Copper Mines, Plc, Sterlite Ports Limited, Maritime Ventures Private Limited, Paradip Multi Cargo Berth Private Limited, Vizag General Cargo Berth Private Limited, Vedanta Star Limited and Goa Sea Port Private Limited. GR Arun Kumar holds a bachelor’s degree in commerce from Loyola University, Chennai and is a fellow member of the Institute of Chartered Accountants of India. The business address of GR Arun Kumar is DLF Atria, Phase 2, Jacaranda Marg, DLF City, Gurugram – 122002, Haryana, India.

Executive Officers

Kuldip Kaura was appointed as the Interim Chief Executive Officer effective September 1, 2017. Prior to this, he rejoined the group in May 2016 as President, Chairman’s Office. He has more than four decades of experience across engineering and mining roles. Kuldip Kaura has served at senior levels in various reputable companies, including Vedanta as Chief Executive Officer, Managing Director at ASEA Brown Boveri India, India and Managing Director and Chief Executive Officer of a cement major in India, ACC Limited (LafargeHolcim). Mr. Kaura holds a honours bachelor’s degree in mechanical engineering from the Birla Institute of Technology and Science, Pilani, Rajasthan and an executive education from the London Business School and Swedish Institute of Management, Stockholm, Sweden. The business address of Kuldip Kaura is 16 Berkley Street, London WIJ 8DZ, United Kingdom.

Dilip Golani currently heads the Group’s Management Assurance Services function. He previously headed the sales and marketing division for HZL and group performance management function. Prior to joining the group in April 2000, Dilip Golani was member of the Unilever corporate audit team responsible for auditing Unilever group companies in Central Asia, Middle East and Africa region. Prior to that, he was responsible for managing operations and marketing functions for one of the exports businesses of Unilever India. Dilip Golani has 30 years of experience and has previously worked with organizations such as Union Carbide India Limited and Ranbaxy Laboratories Limited. Dilip Golani holds a bachelor’s degree in mechanical engineering and has completed his post-graduate studies in industrial engineering and management from National Institute of Industrial Engineering, Mumbai, India. The business address of Dilip Golani is 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400099, India.

Mansoor Siddiqi was appointed as the Group Director in-charge of projects in September 2011 and is currently in contracting capacity with Vedanta since February 2017. He was formerly chief executive officer, Aluminium and led the establishment of the Group’s large aluminium and power projects including BALCO smelters and captive power plants. He also played a key role in setting up the Group’s copper smelter at Tuticorin and copper refinery at Silvassa. Mansoor Siddiqi joined our Group in 1991. Prior to joining our Group, Mansoor Siddiqi held senior positions at Hindustan Copper Limited and has 42 years of experience in various areas of operations and project management. Mansoor Siddiqi holds a bachelor’s degree in technology from the Indian Institute of Technology, Delhi, and a post graduate diploma in management from the All India Management Association, Delhi. The business address of Mansoor Siddiqi is 16 Berkeley Street, London W1J 8DZ, United Kingdom.

Samir Cairae was appointed as Chief Executive Officer, Diversified Metals (India) in January 2016. Currently, he provides operational and strategic leadership for Vedanta Limited’s aluminium and power divisions. Prior to his appointment at Vedanta Limited, Samir Cairae held senior leadership positions in Group Lafarge and Schlumberger and Accor. He has wide experience in a number of corporate roles in strategy, mergers and acquisitions, industrial operations, in managing profit and loss roles in both growth and turnaround situations in India, China, Philippines, France and has held senior positions in several complex businesses, including heading listed companies. In his last role before joining Vedanta Limited, he was heading the global industrial function for Lafarge’s 150 cement operations in over 45 countries and was based in Paris. Samir Cairae holds a graduate degree in electrical engineering from Indian Institute of Technology, Kanpur, and a master’s degree in management from the Hautes Etudes Commercials School of Management, Paris. The business address of Samir Cairae is DLF Atria, Phase 2, Jacaranda Marg, DLF City, Gurugram – 122002, Haryana, India.

Suresh Bose was appointed as the Head of Group Human Resources with effect from September 2015. Suresh Bose has 26 years of extensive experience in human resources, of which 16 years have been with the Vedanta Group where he has worked across different business units (including aluminium, copper and corporate) in human resource specialist roles. Prior to joining Vedanta Limited, Suresh Bose has been associated with HMT Limited, Larsen & Toubro Limited, Ford India Private Limited and Mahindra & Mahindra Limited. He also brings international human resource work experience of four years from Armenia Gold Recovery Company, Armenia. Suresh Bose has a dual master’s degree in personnel management and industrial relations from Tata Institute of Social Sciences, Mumbai and Institute of Social Studies, Hague, Netherlands. The business address of Suresh Bose is DLF Atria, Phase 2, Jacaranda Marg, DLF City, Gurugram – 122002, Haryana, India.

Philip Turner was appointed as Head of Group Health, Safety, Environment and Sustainability with effect from July 2017. He joined us as Head of Group Health and Safety in September 2014. He has over 36 years of experience within mining, heavy engineering and manufacturing organizations. He was previously General Manager Risk and Sustainability of JK Tech Pty Limited, Australia. He has also previously held a number of senior corporate and operational roles at Rio Tinto Group, Australia, Canada and United Kingdom including responsibility for health, safety, environment and sustainability assurance. He has held senior roles at mining companies, North Limited and at BHP Petroleum’s offshore operations. He has a Master of applied science in risk engineering from Ballarat University, Australia, bachelor’s degree in science from Deakin University, Australia, graduate diploma in occupational hygiene from Deakin University, Australia and graduate diploma in occupational hazard management from Ballarat C.A.E. The business address of Philip Turner is DLF Atria, Phase 2, Jacaranda Marg, DLF City, Gurugram – 122002, Haryana, India.

Rajagopal Kishore Kumar was appointed as the Director of Strategy and Business Development effective January 17, 2018. Prior to this, he was the Chief Executive Officer of our iron ore business since February 2, 2015 and the Chief Executive Officer (Base metals) Africa with Konkola Copper Mines Plc, Zinc International business and CMT since August 2013. He was earlier appointed as the Chief Executive Officer of our Zinc International Division with effect from February 2011. Prior to this, Rajagopal Kishore Kumar headed our copper business at Konkola Copper Mines Plc since 2008 and Sterlite Copper India Limited since 2006. He has more than 33 years of experience in accounting, marketing, supply chain management, merger and acquisitions and business turnaround. Rajagopal Kishore Kumar joined our Company in April 2003 as vice president of marketing for HZL and became senior vice president of marketing for our copper division from June 2004 to December 2006, where he was responsible for copper marketing and concentrate procurement. Prior to joining our Company, Rajagopal Kishore Kumar was employed by Hindustan Unilever Limited for 12 years. Rajagopal Kishore Kumar holds a bachelor’s degree in commerce, Kolkata University and is a member of the Institute of Chartered Accountants of India. The business address of Rajagopal Kishore Kumar is 4th Floor, Core 6, Scope Office Complex, New Delhi 110003 India.

Arun Arora was appointed as the Head of Corporate Communications with effect from December 18, 2017. Arun Arora joined the Group on November 17, 2014 as Chief Communication Officer, Cairn. He was given charge of the Group Communications in September 2017. Prior to joining Vedanta, he has worked with companies like Escorts Limited and Maruti Suzuki India Limited and headed communication functions of organizations like Delhi International Airport Limited, Jindal Steel and Power Limited and GVK Industries Limited, encompassing sectors like automobiles, airports, infrastructure, power, roads, steel, mining and oil and gas. He has 30 years experience in various facets of communications including branding, advertising, media, social and digital media, publications, crisis communication and internal communication with employees and various stakeholders. Arun Arora has a bachelor’s degree in mechanical engineering from R.V. College of Engineering, Bangalore, masters in business administration in marketing and advertising from International Management Institute and a post graduate diploma in journalism from Bharatiya Vidya Bhavan, New Delhi. The business address of Arun Arora is DLF Atria, Phase 2, Jacaranda Marg, DLF City, Gurugram – 122002, Haryana, India.

Scot Caithness was appointed as Director of Exploration in September 2017. Prior to this, he was the Head of Exploration for HZL since November 2015. Scot Caithness has over 30 years of experience within the exploration industry. Prior to joining the Group, he co-founded and was the Managing Director of Indian Pacific Resources Limited, an unlisted Australian exploration company. He spent 18 years with Rio Tinto in the exploration department in various senior corporate and operational roles in Australia, Papua New Guinea and India, which included establishment of Rio Tinto’s first exploration office in India. In addition, Scot Caithness held senior roles at Indophil Resources NL and the Australian Trade Commission. He was also associated with Vedanta as Head of Exploration in the year September 2004 and November 2006. Scot Caithness has a bachelor’s degree of applied science in Geology from RMIT University in Melbourne, Australia. The business address of Scot Caithness is Central Research and Development Laboratory, Debari, Rajasthan - 313024, India.

Anup Agarwal was appointed as the Senior Vice President of Corporate Finance in January 2018. Prior to this, he was the Chief Financial Officer of our copper operations in Tuticorin and Silvassa since January 2015. He has 21 years of post-qualification experience in the manufacturing industry and joined Vedanta group in 2002. He has handled various roles in our Group including leadership positions in finance verticals at BALCO, Jharsuguda and Talwandi Sabo Power Limited before moving to our copper operations in Tuticorin and Silvassa. Anup Agarwal is a bachelor of commerce from S. P. Mahavidyalaya, Bijainagar, Rajasthan, a member of the Institute of Chartered Accountants of India and the Institute of Cost and Works Accountants of India. The business address of Anup Agarwal is DLF Atria, Phase 2, Jacaranda Marg, DLF City, Gurugram – 122002, Haryana, India.

Other Significant Employees

Zinc India Business

Sunil Duggal was appointed as the Chief Executive Officer and Whole Time Director of HZL in October 2015. He was additionally given the responsibility of leading the Base Metal Group comprising of zinc, copper and iron ore businesses. He joined HZL in August 2010 as executive director, became chief operating officer in the April 2012 and was deputy chief executive officer from April 2014, before becoming chief executive officer and whole time director of HZL. He has over 32 years of experience of leading high performance teams and more than 19 years in leadership positions. He is also serving as vice chairman of International Zinc Association, president of Indian Lead Zinc Development Association, chairman of FIMI Non Ferrous Metals Committee and co-chair of the FICCI Non-Ferrous Metals Committee 2017. Recently, he has been appointed as chairman, Skill Council for Mining Sector, India. Sunil Duggal holds a bachelor’s degree in electrical engineering from Thapar Institute of Engineering and Technology, Patiala. He has participated in a leadership development and management development program at the International Institute for Management Development, Lausanne, Switzerland and the Indian Institute of Management, Kolkata, India.

Amitabh Gupta was appointed as the Chief Financial Officer of HZL in November 2011 and is responsible for its finance and accounting, legal and secretarial, treasury and investor relations, direct and indirect tax and information technology. Prior to this, he was the chief financial officer of Moser Baer Solar Limited. He has over 30 years of experience in finance and has worked at various companies including Cargill India, TeleTech India (Bharti Group) and Ranbaxy Laboratories Limited. He has a bachelor’s degree in commerce from Shriram College of Commerce, New Delhi. He was awarded the Best Chief Financial Officer in the metal sector in India by CNBC-TV18 in 2014. Amitabh Gupta is a member of the Institute of Chartered Accountants of India and the Institute of Cost Accountants of India.

Zinc International Business

Deshnee Naidoo was appointed as the Chief Executive Officer of Africa Base Metals with effect from May 14, 2018. Prior to this, she was appointed as Chief Executive Officer of Zinc International and Copper Mines of Tasmania (CMT) in February 2015. Deshnee Naidoo has over 21 years of experience in the resources industry including platinum, thermal coal and manganese. Prior to joining the Group, she was with Anglo American as chief financial officer - Thermal Coal in South Africa. She had previously held various technical and commercial positions across Anglo American. She was awarded the JCI/Anglo Platinum bursary in 1994 to receive a bachelor’s degree in science (chemical engineering) at University of Natal, Durban, South Africa. She joined Anglo American in 1998 as a trainee metallurgist at the precious metals refinery and over a 16 year span she held various roles including process engineering (corporate office), process control, strategic long-term planning, corporate finance, chief executive officer’s office and chief financial officer - thermal coal at Anglo American in which her responsibilities entailed management of two commodity groupings (thermal coal and manganese) across three regions (South Africa, South America and Australia).

Pushpender Singla was appointed as the Chief Financial Officer of zinc international division and CMT in October 2016. He was earlier appointed as the Deputy Chief Financial Officer of zinc international division and CMT in November 2015. He has over 11 years of experience in the mining and metal industry across aluminium, power, copper and zinc business in India, Australia and Africa. He joined the Group in February 2007. During his tenure within the Group, he has handled various functions including project finance, treasury, trade finance, business and financial control, commercial, marketing, legal, information technology and advocacy. He is the Chairman as well as Director of International Zinc Association, Africa and Director of Lisheen, Vedanta Exploration Ireland Limited, Skorpion and Skorpion Zinc (Proprietary) Limited. Pushpender Singla has a bachelor’s degree in commerce from Maharaja Ganga Singh University, Bikaner, Rajasthan and is an associate member of the Institute of Chartered Accountant of India.

Oil and Gas

Sudhir Mathur was appointed as the Chief Executive Officer of our oil and gas business with effect from November 13, 2017. Prior to this, he was appointed as the Chief Financial officer of our oil and gas business in September 2012. On May 20, 2016, he was appointed as the acting Chief Executive Officer of oil and gas business with effect from June 5, 2016. He has over 32 years of experience working in various industries such as telecommunications, manufacturing, infrastructure and consulting. He began his career with PricewaterhouseCoopers in 1986. Prior to joining the Group, he was the chief financial officer, Aircel Cellular Limited and was responsible for strategy, finance, supply chain management and regulatory affairs. He has substantial expertise, knowledge and experience in several key areas of finance and strategic planning, with a proven track record in deploying significant capital to enable value creation. He has also played a pivotal role in his previous assignments in accelerating business growth. He has previously also held senior executive positions in Delhi International Airport Limited, Idea Cellular, Ballarpur Industries Limited and Price Waterhouse Coopers India. Sudhir Mathur holds a bachelor’s degree in economics from Shri Ram College of Commerce and a master’s degree in business administration from Cornell University.

Pankaj Kalra was appointed as the Chief Financial Officer of our oil and gas business in November 2017. Prior to this, he was working as Deputy Chief Financial Officer of our oil and gas business. Prior to joining the Group, he was the Chief Financial Officer and Executive Vice President for Reliance Infocomm Limited and was responsible for finance, strategy, mergers and acquisitions and regulatory affairs. He has also held senior leadership positions at various multinational companies including Idea Cellular, American Towers Corporation, Ernst and Young and Sprint R&G. Pankaj Kalra brings over 21 years of experience across key verticals in finance and strategic planning. He has been instrumental in his previous assignments in enabling business growth. Pankaj Kalra holds a bachelor’s degree in commerce from Shri Ram College of Commerce and is a member of the Institute of Chartered Accountants of India and Institute of Company Secretaries of India.

Iron Ore

Naveen Kumar Singhal was appointed as the Chief Executive Officer of our iron ore business effective February 6, 2018. Naveen Kumar Singhal possesses over three decades of experience, out of which 22 years has been in the natural resources arena handling various portfolios in metals and mining and cement industry. He joined Vedanta in 2003 and has been instrumental in driving the growth projects in HZL from conceptualization to commissioning through the best-in-class mining and smelting technologies, mechanization and automation alongside effective stakeholder management. Prior to joining Vedanta, he had served in leadership roles at Swaraj Mazda Limited, Jay Engineering Company Limited and Andhra Cements Limited. Naveen Kumar Singhal has played pivotal role in the areas of supply chain management, assets acquisition, business turnaround strategy, general management and project management. Naveen Kumar Singhal has a bachelor’s degree in mechanical and industrial engineering from Indian Institute of Technology, Roorkee, Uttarakhand and a post graduate diploma in industrial engineering and management from National Institute of Industrial Engineering, Mumbai, Maharashtra.

Azad Shaw was appointed as the Chief Financial Officer of our iron ore business in October 2016. He has 18 years of post-qualification experience and joined Vedanta group in 2001. He has handled various roles in our Group including leadership positions in finance verticals at BALCO and HZL before moving to our iron ore business. Azad Shaw is a member of the Institute of Chartered Accountants of India.

Copper Business

P. Ramnath was appointed the Chief Executive Officer of our copper operations in Tuticorin, Silvassa and Fujairah Gold FZC in September 2011 and has over 31 years of experience in chemicals, specialty chemicals, manufacturing and paper industries. Prior to joining our Group, he worked at Jubilant Life Sciences, Praxair India, SNF Ion Exchange, Bakelite Hylam Limited and Reliance Industries Limited. He is also a director of Malco Energy Limited. Prior to joining us, he was the chief operating officer of JK Paper Limited. P. Ramnath holds a bachelor’s degree in technology from Osmania University, Hyderabad and holds a post graduate diploma from the Indian Institute of Management, Bengaluru.

Amit Agarwal was appointed as the Chief Financial Officer of our copper operations in Tuticorin and Silvassa in January 2018. He has 17 years of post-qualification experience and joined Vedanta group in 2001. He has handled various roles in our Group including leadership positions in finance verticals at TSPL and BALCO before moving to our copper business. Amit is a member of the Institute of Chartered Accountants of India.

Aluminium and Power Business

Abhijit Pati was appointed as Chief Executive Officer of our aluminium business, Jharsuguda in March 2015. Prior to this role, he was the president and chief operating officer of our aluminium and power business at Odisha since April 2012. He has over 30 years of experience in aluminium industry. Prior to joining us, he was the vice president with Hindalco Industries Limited. He started his career as a budding engineer with Indian Aluminium Company in the year 1989. He was awarded with the ‘Exceptional Contributor Award’ from the Aditya Birla Group Chairman, Mr. Kumar Mangalam Birla for significant contribution to turn around Hirakud Aluminium Smelter in the year 2006 and won the prestigious British Sword of Honor for the Hirakud Smelter in the year 1999. He is a member of the Bureau of Energy Efficiency under Ministry of Power, GoI. He is also holding the position of Vice President in Aluminium Association of India and member of Governing body. He is two times gold medalist from prestigious institutes like Calcutta University and International Management Institute, New Delhi. Abhijit Pati has a first class honours bachelor’s degree in chemical engineering from Calcutta University and a master’s in business administration from International Management Institute, New Delhi.

Vikas Sharma was appointed the Chief Executive Officer of BALCO in March 2017. Vikas Sharma has experience of over 30 years in various national and multi-national companies. He has experience of serving HMT Watches Limited, Su-Raj Diamonds India Private Limited, AMP India Private Limited, Praxair India Private Limited, Jindal Praxair Oxygen Company Limited and JSW Steel Limited in various key positions. Vikas Sharma joined as location head of Chanderiya of HZL in 2012 and was gradually elevated to the chief operating officer of smelters division of HZL in June 2014. During his tenure at HZL, he played integral role in the growth of the company and made significant contribution in smelter production. Vikas Sharma holds bachelor’s degree with honors in mechanical engineering from Engineering College Kota, University of Rajasthan and a master’s in business administration in marketing from Sikkim Manipal University, Gangtok, India.

Ajay Kumar Dixit was appointed the Chief Executive Officer of Alumina since February 2017. He is also supporting in the TSPL business. He joined the Group as chief executive officer of our power business in May 2015. He has 38 years of experience in the power industry and joined Vedanta Limited in May 2015. Prior to this, he was the Chief Executive Officer – Energy with Siemens, responsible for the overall operations of South Asia. He has wide experience in the field of entire energy chain comprising of power generation, automation, transmission and distribution. He also has experience in manufacturing and setting up plants in South Asia, Middle East and Africa. Ajay Kumar Dixit holds a bachelor’s degree in electrical engineering from Delhi College of Engineering.

Bharat Goenka was appointed as Deputy Chief Financial Officer of our aluminium business in July 2017 taking care of the overall finance function for the aluminium business. Prior to joining us, Bharat has worked with Hindustan Unilever Limited. He has more than 20 years of experience in various roles across different countries covering the core finance areas of accounting, planning, information technology, controllerships, finance business partnering in areas of supply chain, procurement and customers. Bharat Goenka is a member of the Institute of Chartered Accountants of India.

B. Compensation

Compensation of Executive Directors, Executive Officers and Significant Employees

The aggregate compensation we paid our executive directors, executive officers and significant employees for fiscal year 2018 was ₹ 1,341 million ($ 21 million), which includes ₹ 1,026 million ($ 16 million) paid towards salary, bonuses, allowances and other cash payments, ₹ 259 million ($ 4 million) paid and payable for the fair value of share options granted to our executive directors, executive officers and significant employees, and ₹ 56 million ($ 1 million) paid towards benefits such as contributions to the provident fund and superannuation fund. The total compensation paid to our most highly compensated executive director, executive officer or significant employees during fiscal year 2018 was ₹ 210 million ($ 3 million) of which ₹ 133 million ($ 2 million) comprised salary, bonuses, allowances and perquisites ₹ 62 million ($ 1 million) comprised fair value of share options granted and ₹ 15 million ($ 0 million) comprised benefits such as contribution to the provident fund and superannuation fund.

The following table sets forth the compensation paid to our executive directors, executive officers and significant employees in fiscal year 2018, where the disclosure of compensation is required on an individual basis in India or is otherwise publicly disclosed by us:

Name	Salary, Bonuses,	Fair Value of Share Options granted	Contribution to
	Allowances and		Provident and
	Perquisites		Superannuation Funds
	(₹ in millions)
Navin Agarwal	133	62	15
Tom Albanese(1)	72	60	2
Kuldip Kaura(2)	50	4	—
Tarun Jain	95	25	9
GR Arun Kumar	39	8	2
Dilip Golani	35	9	2
Mansoor Siddiqi	16	4	—
Roma Balwani(3)	19	2	—
Samir Cairae	97	8	8
Suresh Bose	12	3	1
Philip Turner	39	2	—
Rajagopal Kishore Kumar	43	10	4
Arun Arora(4)	4	0	0
Scot Caithness(5)	13	0	—
Anup Agarwal	13	3	1
Sunil Duggal	42	11	2
Amitabh Gupta	33	6	1
Deshnee Naidoo	35	5	4
Pushpender Singla	16	2	—
Sudhir Mathur	59	3	2
Pankaj Kalra(6)	6	0	0
Naveen Kumar Singhal(7)	4	6	0
Azad Shaw	9	2	1
P. Ramnath	33	6	—
Amit Agarwal(8)	1	0	0
Abhijit Pati	27	8	2
Vikas Sharma	23	4	1
Ajay Kumar Dixit	46	6	—
Bharat Goenka	11	1	1

Notes:

(1)	Until August 31, 2017
(2)	Appointed on September 1, 2017
(3)	Until September 30, 2017
(4)	Appointed on December 18, 2017
(5)	Appointed on September 21, 2017
(6)	Appointed on November 13, 2017
(7)	Appointed on February 6, 2018
(8)	Appointed on January 31, 2018

The aggregate compensation paid or payable to our non-executive directors for fiscal year 2018 was ₹ 36 million ($ 1 million), which comprised ₹ 4 million ($ 0 million) in sitting fees and ₹ 32 million ($ 0 million) in commissions.

The Vedanta Performance Share Plan was launched in November 2014 and December 2015. Under this scheme, the vesting of options is based on the company’s performance as against its industry competitors and based on total shareholder return, for which the vesting percentage is determined over a three year performance period from the date of grant. During fiscal year 2016, Vedanta introduced the Deferred Share Bonus Plan, under which a portion of the annual bonus is deferred into shares and the awards granted under this scheme are not subject to any performance conditions and the vesting schedule is staggered over a period of two or three years. The Vedanta Performance Share Plan 2016 and 2017 was launched in November 2016 and November 2017, respectively, with the same performance conditions as the Vedanta Performance Share Plans covering only executive directors. In December 2016, Vedanta Limited introduced an Employee Stock Option Scheme by awarding Vedanta Limited options to its selected employees. Under this scheme, the vesting of options is based on the company’s performance as against its industry competitors and based on total shareholder return, for which the vesting percentage is determined over a three year performance period from the date of grant. In September 2017, the Employee Stock Option Scheme was launched with an additional performance condition of sustained earnings before interest, taxes, depreciation and amortization (‘EBITDA’) for which the vesting percentage is determined over a three year financial year performance period. The Vedanta Cash Plan was introduced in March 2017 and is linked to Vedanta’s share price for the selected employees who are not covered under the Vedanta Performance Share Plan and Vedanta Limited’s Employee Stock Option Scheme. The Vedanta Cash plan is based on the same performance conditions as the Vedanta Performance Share Plans and the employees covered under the plan receive cash as per vesting and performance conditions instead of shares for which the vesting percentage is determined over three-year performance period from the date of grant of such units. The Vedanta Cash Plan introduced in November 2017 with an additional performance condition of sustained EBITDA for which the vesting percentage is determined over a three year financial year performance period.

Additionally, Cairn provided the Cairn India Performance Option Plan for national employees (wherein options are vested post achievement of vesting and performance conditions). Under the Cairn India Performance Option, the options will vest and become exercisable at the end of the performance period which has been set by the remuneration committee at the time of grant, although such period will not be less than three years. However, the percentage of an option which vests on this date will be determined by the extent to which pre-determined performance conditions have been satisfied. Pursuant to the Cairn India Merger, the Cairn India Performance Option Plan have been converted to Cash Award which are based on the TSR performance and Cairn India Limited (now Vedanta Limited - oil and gas business) share price as of March 27, 2017. This award was concluded in July 2017 with no additional grant to any employee. The relevant employees were covered under the Vedanta Limited Employee Stock Option Scheme.

Outstanding Awards or Options

As of March 31, 2018, our directors, executive officers and significant employees as a group held options under the Vedanta Performance Share Plan and Deferred Share Bonus Plan to acquire an aggregate of 3,525,673 ordinary shares of Vedanta representing approximately 0.09% of Vedanta’s share capital. The awards are exercisable at the end of the three-year performance period commencing from the date of each grant at an exercise price of $ 0.10 per ordinary share. The awards expire six months after their date of vesting. For more information, see “- Vedanta Performance Share Plan and Deferred Share Bonus Plan.”

As of March 31, 2018, our directors, executive officers and significant employees as a group held options under the Vedanta Limited Employee Stock Option Scheme to acquire an aggregate of 1,843,140 ordinary shares of Vedanta Limited representing approximately 0.05% of Vedanta Limited’s share capital. The awards are exercisable at the end of the three-year performance period commencing from the date of each grant at an exercise price of ₹ 1 per ordinary share. The awards expire six months after their date of vesting. For more information, see “- Vedanta Limited Employee Stock Option Scheme.”

As of March 31, 2018, our executive officers and significant employees as a group held options under the Vedanta Cash Based Plan to acquire an aggregate of 205,270 units converted to cash. The employees shall be eligible for the awards at the end of the three year performance period commencing from the date of each grant. For more information, see “- Vedanta Cash Based Plan”

Employee Benefit Plans

We maintain employee benefit plans in the form of certain statutory and welfare schemes covering substantially all of our employees. As of March 31, 2017 and March 31, 2018, the total amount set aside by us to provide pension, retirement or similar benefits was ₹ 1,893 million and ₹ 2,748 million ($ 42 million), respectively.

Provident Fund

In accordance with Indian law, all of our employees in India are entitled to receive benefits under the provident fund, defined contribution plan and defined benefit plan (owned trust) to which both the Company and the employee contribute monthly at a pre-determined rate (currently 12.0% of the employee’s base salary). These contributions are made to the provident fund and we also participate in defined contribution schemes in Australia, Namibia, South Africa and Ireland. We have no further obligation under these schemes apart from our regular contributions, except in case of funds classified as defined benefit plan. We contributed an aggregate of ₹ 1,195 million and ₹ 1,029 million ($ 16 million) to all these schemes in fiscal years 2017 and 2018, respectively.

Gratuity

In accordance with Indian law, we provide for gratuity pursuant to a defined benefit retirement plan covering all of our employees in India. The gratuity plan provides a lump sum payment to vested employees at retirement, disability or termination of employment, in an amount based on the employee’s last drawn salary and the number of years of employment with us. The assets of the plan, to the extent the plan is funded, are held in separate funds managed by the Life Insurance Corporation and a full actuarial valuation of the plan is performed on an annual basis. Our liability for the gratuity plan was ₹ 1,280 million and ₹ 2,073 million ($ 32 million) as at the end of fiscal years 2017 and 2018, respectively.

Post-Retirement Medical Benefits

The scheme is framed with a view to provide medical benefits to the regular employees of BALCO and BMM and their spouses subsequent to their retirement on completion of tenure including retirement on medical grounds and voluntary retirement on contributory basis. This scheme is unfunded. Our liability for the post retirement medical benefits was ₹ 613 million and ₹ 675 million ($ 10 million) as at the end of fiscal years 2017 and 2018, respectively.

Superannuation Fund

It is our current policy for all of our non-unionized employees in a managerial position and above to pay into a superannuation fund a sum equal to 15.0% of their annual base salary which is payable to the employee in a lump sum upon his retirement or termination of employment. We contributed an aggregate of ₹ 213 million and ₹ 201 million ($ 3 million) in fiscal years 2017 and 2018, respectively.

Compensated Absence

Our liability for compensated absences is determined on an undiscounted basis for short term liabilities and on an actuarial basis for long term liabilities, for the entire unused vacation balance standing to the credit of each employee at each calendar year-end. Contributions to such liability are charged to income in the year in which they accrue. Liability for the compensated absences was ₹ 1,213 million and ₹ 1,483 million ($ 23 million) as at the end of fiscal years 2017 and 2018, respectively.

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

The Vedanta PSP 2015 shall vest three years from the date of the grant based on the Group’s relative TSR performance against the peer group of resource companies and continued employment with the Group. These options will be awarded to employees under the PSP with effect from December 30, 2015 for which the vesting condition will be the performance period of 36 months from December 30, 2015 to December 29, 2018. The Vedanta PSP 2016 shall vest three years from the date of the grant based on the Group’s relative TSR performance against the peer group of resource companies and continued employment with the Group. These options will be awarded to employees under the PSP with effect from November 11, 2016 for which the vesting condition will be the performance period of 36 months from November 11, 2016 to November 10, 2019. The Vedanta PSP 2017 shall vest three years from the date of the grant based on the Group’s relative TSR performance against the peer group of resource companies and continued employment with the Group. These options will be awarded to employees under the PSP with effect from November 14, 2017 for which the vesting condition will be the performance period of 36 months from November 14, 2017 to November 13, 2020. The DSBP is not subject to any performance conditions and the vesting schedule is staggered over a period of two or three years.

Vedanta Limited Employee Stock Option Scheme (“Vedanta Limited ESOS”)

The shareholders of the Company by way of postal ballot on March 30, 2015 approved the Vedanta Limited ESOS and issue of securities to the employees of the Company and its holding or subsidiary companies. No options were granted to the employees under such scheme. Thereafter, the shareholders of the Company by way of postal ballot on December 12, 2016 approved a revised scheme, Vedanta Limited ESOS 2016 and issue of securities to the employees of the Company and its holding or subsidiary companies. Awards under the plan may be granted to any employee of Vedanta Limited or any of its holding or subsidiary companies who is not within six months of such employee’s normal retirement date. The awards are indexed to and settled by Vedanta Limited shares. The awards provide for a fixed exercise price denominated in Vedanta Limited’s functional currency at ₹ 1 per share. The Vedanta Limited ESOS 2016 is consistent with the reward philosophy, which aims to provide superior rewards for outstanding performance, and to provide a high proportion of “at risk” remuneration for the employees. The Vedanta Limited ESOS 2016 shall vest three years from the date of the grant based on the Group’s relative TSR performance against the peer group of resource companies and continued employment with the Group. These options will be awarded to employees under the ESOS with effect from December 15, 2016 for which the vesting condition will be the performance period of 36 months from December 15, 2016 to December 14, 2019. The Vedanta Limited ESOS 2017 shall vest three years from the date of the grant based on the Group’s relative TSR performance against the peer group of resource companies, sustained EBITDA over the three financial years falling within the performance period and continued employment with the Group. These options will be awarded to employees under the Vedanta Limited ESOS with effect from September 1, 2017 for which the vesting condition will be the performance period of 36 months from September 1, 2017 to August 31, 2020.

Vedanta Cash Based Plan (“Vedanta CBP”)

The grant under the long term Vedanta CBP is a combination of individual contribution and business performance. The vesting of such units will be a factor of pre-determined performance criteria based on Vedanta’s performance relative to the competition and continued employment with the Company. The Vedanta CBP shall vest three years from the date of grant based on Group’s relative TSR performance against the peer group of resource companies and continued employment with the Group. These options will be awarded to employees under the Vedanta CBP with effect from March 2, 2017 for which the vesting condition will be the performance period of 36 months from March 2, 2017 to March 1, 2020. The options under the Cash Based Plan for 2017 will be awarded to employees under the Vedanta CBP with effect from November 14, 2017 for which the vesting condition will be the performance period of 36 months from November, 14, 2017 to November 13, 2020.

Cairn India Performance Option Plan (including Phantom Cairn India Performance Option Plan) (“CIPOP”)

Cairn provided the CIPOP to its eligible employees or eligible employees of its subsidiaries. The CIPOP is consistent with Cairn’s total compensation philosophy, which aims to attract, motivate and retain world class talent. Rewards are commensurate with share price performance and achievement of key performance metrics and aligning the management’s interests with shareholder returns and long-term performance of the company.

Awards under the CIPOP in July 2014 were vested on the third anniversary of the grant based on the vesting and performance condition of relative TSR (performance of Vedanta Limited - oil and gas business’s ordinary share price against the peer group of oil and gas companies and NSE Nifty index), employee performance rating and continued employment with Cairn. These options were awarded to employees with effect from July 22, 2014 which vested on the third anniversary (July 22, 2017). Pursuant to the Cairn India Merger, the CIPOP have been converted to cash award based on the TSR performance and Cairn India Limited (now Vedanta Limited - oil and gas business) share price as of March 27, 2017. The cash awards were paid on the third anniversary of the grant. This award was concluded in July 2017 with no additional grant to any employee. The relevant employees were covered under the Vedanta Limited Employee Stock Option Scheme.

As of March 31, 2018, our executive directors, executive officers and significant employees as a group held options under the Vedanta PSP to acquire an aggregate of 1,233,540 equity shares of Vedanta representing approximately 0.03% of Vedanta’s share capital. The following table summarizes, as of March 31, 2018, the options granted to our directors, executive officers and significant employees under the Vedanta PSP Scheme:

	Shares Underlying the Vedanta PSP Schemes Grant date
Name	December 30, 2015(1)	November 11, 2016(2)	November 14, 2017(3)	Total
Navin Agarwal	130,000	125,000	122,440	377,440
Tom Albanese	200,000	140,000	—	340,000
Kuldip Kaura	—	—	—	—
Tarun Jain	85,000	—	—	85,000
GR Arun Kumar	30,000	—	—	30,000
Dilip Golani	30,000	—	—	30,000
Mansoor Siddiqi	—	—	—	—
Roma Balwani	13,000	—	—	13,000
Samir Cairae	32,000	—	—	32,000
Suresh Bose	15,000	—	—	15,000
Philip Turner	12,000	—	—	12,000
Rajagopal Kishore Kumar	40,000	—	—	40,000
Arun Arora	—	—	—	—
Scot Caithness	—	—	—	—
Anup Agarwal	10,000	—	—	10,000
Sunil Duggal	40,000	—	—	40,000
Amitabh Gupta	25,000	—	—	25,000
Deshnee Naidoo	25,000	—	—	25,000
Pushpender Singla	3,600	—	—	3,600
Sudhir Mathur	—	—	—	—
Pankaj Kalra	—	—	—	—
Naveen Kumar Singhal	25,000	—	—	25,000
Azad Shaw	8,000	—	—	8,000
P. Ramnath	30,000	—	—	30,000
Amit Agarwal	5,000	—	—	5,000
Abhijit Pati	35,000	—	—	35,000
Vikas Sharma	17,500	—	—	17,500
Ajay Kumar Dixit	35,000	—	—	35,000
Bharat Goenka	—	—	—	—
Total	846,100	265,000	122,440	1,233,540

Notes:

(1)	The underlying shares shall vest three years from the date of grant i.e. on December 30, 2018, based on the TSR ranking as well as tenure served by employees as per the scheme. The options shall expire after six months from the date of vesting.
(2)	The underlying shares shall vest three years from the date of grant i.e. on November 1, 2019, based on the TSR ranking as well as tenure served by employees as per the scheme. The options shall expire after six months from the date of vesting.
(3)	The underlying shares shall vest three years from the date of grant i.e. on November 13, 2020, based on the achievement of performance conditions and completion of tenure with the Group. The options shall expire after six months from the date of vesting.

The following table summarizes, as of March 31, 2018, the options granted to our directors, executive officers and significant employees under the Vedanta Limited ESOS Scheme:

Name	Shares Underlying the Vedanta Limited ESOS Scheme December 15, 2016(1)	Vedanta Limited ESOS Scheme September 1, 2017(2)
Navin Agarwal	—	—
Tom Albanese	—	—
Kuldip Kaura	—	—
Tarun Jain	183,000	111,980
GR Arun Kumar	75,000	66,070
Dilip Golani	75,000	52,030
Mansoor Siddiqi	—	—
Roma Balwani	26,500	—
Samir Cairae	90,000	57,970
Suresh Bose	32,200	22,470
Philip Turner	—	—
Rajagopal Kishore Kumar	72,000	55,150
Arun Arora	—	22,440
Scot Caithness	—	—
Anup Agarwal	29,600	23,670
Sunil Duggal	100,000	75,550
Amitabh Gupta	70,900	49,880
Deshnee Naidoo	—	—
Pushpender Singla	—	—
Sudhir Mathur	—	66,330
Pankaj Kalra	—	34,690
Naveen Kumar Singhal	70,900	46,250
Azad Shaw	23,900	19,820
P. Ramnath	—	45,600
Amit Agarwal	16,200	11,240
Abhijit Pati	76,000	52,310
Vikas Sharma	45,000	38,070
Ajay Kumar Dixit	65,000	46,430
Bharat Goenka	—	17,450
Total	1,051,200	915,400

Notes:

(1)	The underlying shares shall vest three years from the date of grant (December 14, 2019), based on the TSR ranking as well as tenure served by employees as per the scheme. The options shall expire after six months from the date of vesting.
(2)	The underlying shares shall vest three years from the date of grant (August 31, 2020), based on the TSR ranking, Sustained EBITDA as well as tenure served by employees as per the scheme. The options shall expire after six months from the date of vesting.

The following table summarizes, as of March 31, 2018, the options granted to our directors, executive officers and significant employees under the Vedanta CBP:

Shares Underlying the Vedanta CBP Schemes Grant date
Name	March 2, 2017(1)	November 14, 2017(2)	Total
Navin Agarwal	—	—	—
Tom Albanese	—	—	—
Kuldip Kaura	25,900	34,580	60,840
Tarun Jain	—	—	—
GR Arun Kumar	—	—	—
Dilip Golani	—	—	—
Mansoor Siddiqi	22,290	19,190	41,480
Roma Balwani	—	—	—
Samir Cairae	—	—	—
Suresh Bose	—	—	—
Philip Turner	13,370	11,640	25,010
Rajagopal Kishore Kumar	—	—	—
Arun Arora	—	—	—
Scot Caithness	—	12,920	12,920
Anup Agarwal	—	—	—
Sunil Duggal	—	—	—
Amitabh Gupta	—	—	—
Deshnee Naidoo	19,490	23,600	43,090
Pushpender Singla	8,920	8,310	17,230
Sudhir Mathur	—	—	—
Pankaj Kalra	—	—	—
Naveen Kumar Singhal	—	—	—
Azad Shaw	—	—	—
P. Ramnath	22,290	—	22,290
Amit Agarwal	—	—	—
Abhijit Pati	—	—	—
Vikas Sharma	—	—	—
Ajay Kumar Dixit	—	—	—
Bharat Goenka	—	—	—
Total	112,260	110,240	222,500

Notes:

(1)	The underlying cash based units shall vest three years from the date of grant (March 1, 2020), based on the TSR ranking as well as tenure served by employees as per the scheme
(2)	The underlying cash based units shall vest three years from the date of grant (November 13, 2020), based on the TSR ranking as well as tenure served by employees as per the scheme.

Limitations on Liability and Indemnification Matters

The Companies Act, 2013 provides an enabling provision for providing indemnity to directors and officers. The terms of the service contract with the Whole Time Directors provides that the Company shall indemnify and keep the director indemnified from and against all claims, demands, actions, suits and proceedings, penalties and punitive damages, attorney’s fees and such reasonable expenses arising out of any claim / litigation whatsoever that may be brought or made against the Director in relation to performance of duties assigned or arising out of normal course of the business of the Company.

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

Tom Albanese was entitled to be paid a base pay, pension allowance of 20% on base pay, in addition to which he was eligible for performance incentives (based upon the scheme) to be determined by our Board and perquisites including rent free accommodation, club membership, travel trip with spouse, medical and other benefits as per the executed service agreement.

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

Composition of the Board

Our Board currently consists of nine directors. Five of our nine directors, namely, Ravi Kant, Lalita D. Gupte, K. Venkataramanan, Aman Mehta and Upendra Kumar Sinha satisfy the “independence” requirements of the NYSE rules. Naresh Chandra another Independent Director ceased to be member of the Board on his demise effective July 9, 2017.

Navin Agarwal entered into a service contract with us, which will expire on July 31, 2018. Navin Agarwal was re-appointed as a Whole Time Director with effect from August 1, 2018 to July 31, 2023, subject to shareholders approval at the ensuing Annual General Meeting. With effect from April 1, 2014, Tom Albanese and Tarun Jain were appointed on our Board. Tom Albanese entered into a service contract with us, which expired on March 31, 2017. Tom Albanese was re-appointed from April 1, 2017 to August 31, 2017 and entered into a service contract accordingly. Tom Albanese ceased to be member of the Board with effect from August 31, 2017. Tarun Jain entered into a service contract with us, which expired on March 31, 2018. Tarun Jain was re-appointed from April 1, 2018 to March 31, 2019, subject to shareholders approval at the ensuing Annual General Meeting and entered into a service contract accordingly. Either we or the director may terminate the respective service contract upon 90 days’ notice to the other party or payment in lieu of the notice period. None of the service contracts provide for benefits upon termination of their employment. Ravi Kant and Lalita D. Gupte were appointed for a fixed term of three years effective as of January 29, 2015 to January 28, 2018. Lalita D. Gupte was re-appointed for an additional term of three years with effect from January 28, 2018 to August 10, 2021 and Ravi Kant was re-appointed for a second term with effect from January 28, 2018 to May 31, 2019, both subject to shareholders approval at the ensuing Annual General Meeting. Naresh Chandra ceased to be member of the Board on his demise with effect from July 9, 2017. GR Arun Kumar was appointed on our Board as a Whole Time Director with effect from November 22, 2016 for a period of three years up to November 21, 2019. Krishnamurthi Venkataramanan was appointed as an Additional Director effective April 1, 2017 and as Non-Executive Director for a fixed term of three years with effect from April 1, 2017 to March 31, 2020. Aman Mehta was appointed as an Additional Director effective May 17, 2017 and as Non-Executive Independent Director for a fixed term of three years with effect from May 17, 2017 to May 16, 2020. Priya Agarwal was appointed as an Additional Director effective May 17, 2017 and as Non-Executive Director for a fixed term of three years with effect from May 17, 2017 to May 16, 2020. K. Venkataramanan, Aman Mehta and Priya Agarwal appointment was approved by the shareholders at the Annual General Meeting held on July 14, 2017. Upendra Kumar Sinha was appointed as an Additional Director for a fixed term from March 13, 2018 to August 10, 2021 subject to shareholders approval at the ensuing Annual General Meeting. They serve as directors on our Board until their resignation or removal from office by a resolution of our shareholders, until they cease to be directors by virtue of the provision of law or they are disqualified by law or under our articles of association from being directors. Ravi Kant, Lalita D. Gupte, K. Venkataramanan, Aman Mehta, Upendra Kumar Sinha and Priya Agarwal do not have any service contracts with the Company.

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

Audit Committee

During fiscal year 2018, the Audit Committee held 5 meetings.

The Audit Committee currently consists of Lalita D. Gupte as the Chairperson and Ravi Kant, Aman Mehta and Upendra Kumar Sinha as members.

Lalita D. Gupte was appointed the Chairperson of the Audit Committee with effect from March 29, 2014. Ravi Kant was appointed as a member of the Audit Committee with effect from March 29, 2014. The Committee has been re-constituted on July 12, 2017 with Lalita D. Gupte continuing to be the Chairperson and Ravi Kant and Aman Mehta as members. The Committee was further re-constituted on March 28, 2018 with Lalita D. Gupte continuing to be the Chairperson and Ravi Kant, Aman Mehta and Upendra Kumar Sinha as members.

Each of Lalita D. Gupte, Ravi Kant, Aman Mehta and Upendra Kumar Sinha satisfy the “independence” requirements of Rule 10A-3 of the Exchange Act and the NYSE rules. Lalita D. Gupte is designated as our “audit committee financial expert”, within the requirements of the rules promulgated by the SEC relating to listed-company audit committees.

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

Nomination and Remuneration Committee

During fiscal year 2018, the Nomination and Remuneration Committee held 6 meetings.

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

Under the NYSE listing standards, listed companies must have a remuneration committee composed entirely of independent board members as defined by the NYSE listing standards. However, foreign private issuers such as us, are permitted to follow their respective home country rules in this regard. As a foreign private issuer, we are permitted to follow home country corporate governance practices and since we comply with the Indian regulations in relation to the independence requirements of the remuneration committee, we are not required to follow the NYSE listing standards for an all independent remuneration committee. The broad terms of reference of the Nomination and Remuneration Committee are to appraise the performance of Managing and/or Executive Directors, determine and recommend to the Board the compensation payable to them. This committee is responsible for recommending the fixation and periodic revision of remunerations (including commissions and/or incentives, etc.) of whole-time directors and executive directors. This is done after taking into account our profits and performance, external competitive environment and our growth plans and the company policy on rewarding achievements and performance. Payment of remuneration to the Executive Chairman and Whole Time Director is governed by the respective agreements executed between them and the Company and are governed by the board and shareholder resolutions. The remuneration structure comprises of salary, commission linked to profits, perquisites and allowances, retirement benefits (pension, superannuation and gratuity) and performance incentives (based upon the scheme) to be determined by our Board.

Share and Debenture Transfer Committee

During fiscal year 2018, the Share and Debenture Transfer Committee held 18 meetings.

The transfer of equity shares of the Company is approved by the Share and Debenture Transfer Committee, which meets regularly to approve share transfers. The Share and Debenture Transfer Committee consisted of GR Arun Kumar, Pooja Yadava and Bhumika Sood as members. This Committee was re-constituted on June 26, 2018 with GR Arun Kumar, Anup Agarwal, Pooja Yadava and Jagdeep Singh as members.

Corporate Social Responsibility Committee

During fiscal year 2018, the Corporate Social Responsibility Committee held 2 meetings.

Section 135 of the Companies Act, 2013 along with Companies (Corporate Social Responsibility Policy) Rules, 2014 mandates companies with revenue, net worth or profitability beyond a prescribed limit to form a corporate social responsibility committee. This committee should comprise of three or more directors with at least one of them being an independent director. The Corporate Social Responsibility Committee re-constituted effective July 12, 2017 with Ravi Kant as the Chairman and Aman Mehta, K. Venkataramanan, Tarun Jain and Priya Agarwal as members. The Corporate Social Responsibility Committee further re-constituted on March 28, 2018 with Ravi Kant as the Chairman and Aman Mehta, K. Venkataramanan, Tarun Jain, Priya Agarwal and Upendra Kumar Sinha as members. We comply with this rule as three of the five members of this committee (all of whom are directors on the Board) are independent directors.

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

Stakeholders Relationship Committee

During fiscal year 2018, the Stakeholders Relationship Committee held 1 meeting.

The Stakeholders Relationship Committee comprises of Lalita D. Gupte as the Chairman and K. Venkataramanan, Tarun Jain, GR Arun Kumar and Upendra Kumar Sinha as members. The Stakeholders Relationship Committee was re-constituted on April 1, 2017 with Lalita D Gupte as Chairperson and K. Venkataramanan and Tarun Jain as members. This Committee was further re-constituted effective July 12, 2017 with Lalita D Gupte continuing to be the Chairperson and K. Venkataramanan, Tarun Jain and GR Arun Kumar as members. This Committee was further re-constituted effective March 28, 2018 with Lalita D Gupte continuing to be the Chairperson and K. Venkataramanan, Tarun Jain, GR Arun Kumar and Upendra Kumar Sinha as members.

Three of the members are Independent Directors and the other two members are Whole Time Directors. The principal duties and responsibilities of the Stakeholders Relationship Committee are to oversee the reports received from the registrar and transfer agent and to facilitate the prompt and effective resolution of complaints from our shareholders and investors and carrying out any other function as prescribed in the SEBI Listing Regulations.

Risk Management Committee

During fiscal year 2018, the Risk Management Committee held 3 meetings.

Pursuant to regulation 21 of the LODR Regulations 2015, the Company has constituted a Risk Management Committee. The Risk Management Committee currently consists of three members, including two Executive Directors and one member from the Senior Management/ Executive Committee namely Tarun Jain, GR Arun Kumar and Dilip Golani.

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

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Our Business—Employees.”

E. Share Ownership for Directors, Executive Officers and Significant Employees:

The following table sets forth information with respect to the beneficial ownership of our equity shares as of July 20, 2018 by each of our directors, executive officers and significant employees and all our directors, executive officers and significant employees as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Equity shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights. The amounts and percentages as of July 20, 2018 are based on an aggregate of 3,717,508,471 equity shares outstanding as of that date.

Number of Shares Beneficially Owned
As of July 20, 2018
Name of the Beneficial owner	Number	Percent
Anil Agarwal(1)	1,863,458,132	50.13%
Navin Agarwal	—	—
Tom Albanese	—	—
Kuldip Kaura	—	—
Ravi Kant	—	—
Lalita D. Gupte	—	—
Tarun Jain	—	—
Krishnamurthi Venkataramanan	—	—
Aman Mehta	—	—
Priya Agarwal	—	—
Dilip Golani	600	*
Mansoor Siddiqi	—	—
Roma Balwani	—	—
GR Arun Kumar	8,000	*
Suresh Bose	865	*
Samir Cairae	—	—
Philip Turner	—	—
Rajagopal Kishore Kumar	—	—
Arun Arora	—	—
Scot Caithness	—	—
Anup Agarwal	475	*
Amitabh Gupta	—	—
Sunil Duggal	—	—
Deshnee Naidoo	—	—
Pushpender Singla	900	*
Sudhir Mathur	22,948	*
Pankaj Kalra	—	—
Naveen Kumar Singhal	1,240	*
Azad Shaw	—	—
P. Ramnath	60	*
Amit Agarwal	380	*
Abhijit Pati	—	—
Vikas Sharma	—	—
Ajay Kumar Dixit	1,000	*
Bharat Goenka	—	—
All our directors, executive officers and significant employees as a group	1,863,494,600	50.13%

Notes:

*	Represents beneficial ownership of less than 1.0%.
(1)	Vedanta is the beneficial owner of 1,863,458,132 equity shares of the Company. See “Item 7. Major Shareholders and Related Party Transactions.” for further details on beneficial ownership of our equity shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our equity shares as of July 20, 2018 held by each person who is known to us to have 5.0% or more beneficial share ownership based on an aggregate of 3,717,196,639 equity shares outstanding as of that date.

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

	As of March 31,						As of July 20,
Name and Type of Shares	2016		2017		2018		2018
	Number	Percent	Number	Percent	Number	Percent	Number	Percent
Vedanta
Equity shares	1,863,458,132	62.85%	1,863,458,132	62.85%	1,863,458,132	50.13%	1,863,458,132	50.13%

As of July 20, 2018 there were approximately 546,487 holders of our equity shares of which 507 shareholders have registered addresses in the US. As of the same date, 260,108,296 equity shares representing 65,027,074 of our ADSs, representing 6.99% of our outstanding equity shares were held by a total of 9 registered holders of record with addresses in and outside of the US. Since certain of these equity shares and ADSs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the beneficial holders are resident. Each of our equity shares is entitled to one vote on all matters that require a vote of shareholders, and none of our shareholders has any contractual or other special voting rights.

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

Related Parties

Volcan and the Agarwal Family

As of July 20, 2018 Volcan holds 61.60% of the share capital and 68.62% of the voting rights of Vedanta. Volcan is 100% beneficially owned and controlled by the Trust. Conclave is the trustee of the Trust and sole registered shareholder of Volcan, and consequently controls all voting and investment decisions of the Trust. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Chairman Emeritus, is the protector of the Trust and with effect from October 16, 2014, is one of the beneficiaries of the Trust. Vedanta, Volcan, the Trust, Conclave and Mr. Anil Agarwal are parties to a relationship agreement that is intended to ensure that Volcan, as Vedanta’s controlling shareholder, complies with the independence provisions of the Financial Conduct Authority’s listing rules in the UK.

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

Key Management Personnel

See “Note 31. Related Party Transactions of Notes to the consolidated financial statements.”

Related Party Transactions

Representative Office Agreement with Vedanta

SIIL entered into a representative office agreement with Vedanta on March 29, 2005 under which Vedanta agreed to provide technical and commercial materials to us to enable us to promote our business or raise funds overseas, and to be our non-exclusive overseas representative, for which we agreed to pay an amount of $ 2 million per year to Vedanta. This agreement expired on March 31, 2013.

Since the effectiveness of the Re-organization Transactions, we renewed this agreement on similar terms with Vedanta on May 20, 2014 for a period of 5 years. Under this renewed agreement, we have agreed to pay an amount of $ 2 million to Vedanta. This agreement was valid until March 2018.

Consultancy Agreement with Vedanta

SIIL entered into a consultancy agreement with Vedanta on March 29, 2005 under which Vedanta agreed to provide strategic planning and consultancy services to us and our subsidiaries in various areas of business such that we are able to finalize and implement our plans for growth and are able to raise the necessary finances. The terms of this agreement were negotiated by us and Vedanta and we believe them to be fair and reasonable. Under this agreement, Vedanta agreed to make certain of its employees available to us. The anticipated fee used for reference in the agreement, which was based on a relevant proportion of the expected annual budgeted costs for fiscal year 2005 plus the mark-up of 40.0%, was $ 3 million per year. This agreement expired on March 31, 2013.

Since the effectiveness of the Re-organization Transactions, we have renewed this agreement with Vedanta on May 20, 2014 for a period of 5 years on similar terms. This agreement is valid until March 2018. Under this agreement, Vedanta has agreed to make certain of its employees available to us and we have agreed to pay a service fee to Vedanta on the basis of, among other things, the amount of time spent in providing the services and associated costs for which we have agreed to pay an amount of $ 3 million per year.

Outsourcing Services Agreement with Vedanta

SIIL entered into a service agreement with Vedanta on April 1, 2010, under which we agreed to provide accounting, treasury and related services at the request of Vedanta from time to time. In consideration of above, Vedanta agreed to pay us service charges aggregating to an amount of $ 0.2 million per year.

Since the effectiveness of the Re-organization Transactions, we renewed this agreement with Vedanta on May 20, 2014 for a period of 5 years. This agreement is valid until March 2018 and Vedanta has agreed to pay us service charges aggregating to an amount of $ 0.4 million per year with an annual increase of 10.0%. This agreement was further renewed for a period of 5 years from April 1, 2018 and is valid till March 2023. Further, Vedanta has agreed to pay us service charges aggregating to an amount of cost plus arm’s length mark-up per year.

Brand License Agreement with Vedanta

During fiscal year 2018, the Company entered into a brand license agreement with Vedanta under which Vedanta agreed to grant the Company a license to use the trademark “Vedanta” and its logo. In consideration of the grant of license by Vedanta, the Company has agreed to pay 0.75% of revenue of the Company. The agreement is valid until March 2020.

Relationship agreement between Cairn India Limited (now Vedanta Limited - oil and gas business), TMHL Vedanta and the Company

Cairn India Limited (now Vedanta Limited - oil and gas business), TMHL, Vedanta and the Company entered into a relationship agreement on December 8, 2011. This relationship agreement required each of Vedanta and Vedanta Limited - oil and gas business to exercise all of their respective powers and, so far as they are respectively able to do so, procure that the directors of Vedanta Limited - oil and gas business exercise their respective powers to ensure that: (i) the business of Vedanta Limited - oil and gas business is at all times carried on independently of any other member of Vedanta; (ii) all dealings between Vedanta Limited - oil and gas business and the rest of Vedanta are approved by the Vedanta Limited - oil and gas business audit committee; and (iii) the business of Vedanta Limited - oil and gas business is managed for the benefit of its shareholders as a whole. The parties also agreed to use their reasonable endeavors to ensure that they can comply with their respective obligations under applicable law or under the rules of the stock exchanges on which their securities are traded. This relationship agreement required Vedanta Limited - oil and gas business to provide Vedanta with such information as it may require in order to comply with its legal, regulatory and reporting obligations for so long as Vedanta’s holding in Vedanta Limited - oil and gas business is at least 10% of the issued equity share capital of Vedanta Limited - oil and gas business, it is agreed between the parties that, subject to certain limitations and subject to applicable law, Vedanta had the right to require Vedanta Limited - oil and gas business to take such steps as may be reasonably required by it in connection with any sale or disposal of Vedanta Limited - oil and gas business shares by any member of Vedanta. Vedanta Limited - oil and gas business was required to comply with such best practices, principles, standards, policies and provisions that Vedanta reasonably required and approved from time to time. As a result of the Cairn India Merger which became operative on April 11, 2017, the relationship agreement has been terminated.

Vedanta Resources Jersey II Limited and TMHL

During fiscal year 2014, pursuant to executing a deed of assignment between Vedanta and Vedanta Resources Jersey II Limited, all the existing rights of the loan agreements mentioned below from (i) to (iii) were assigned to Vedanta Resources Jersey II Limited and the new lender in the place of Vedanta is Vedanta Resources Jersey II Limited.

(i)	During fiscal year 2011, TMHL entered into a loan facility agreement with Vedanta of $ 100 million which was extended until November 2012 and further extended until November 2013 with amended facility up to $ 350 million. During fiscal year 2014, the amount under this facility agreement has been extended until November 19, 2017 with an interest rate of LIBOR plus 362 basis points. During fiscal year 2016, the entire loan amount under this facility was repaid.

(ii)	During fiscal year 2012, TMHL entered into two loan facility agreements of $ 750 million each with Vedanta. The final repayment dates of the loans are May 24, 2016 and June 24, 2021 respectively, or on demand from the lender with 30 days notice. The loans are unsecured. Interest rates for the two loan facility agreements of $ 750 million are 7.95% and 9.45% per annum. During fiscal year 2015, TMHL repaid $ 750 million bearing an interest rate of 9.45% to Vedanta Resources Jersey II Limited. During fiscal year 2016, the repayment date of the balance $ 750 million was extended to May 24, 2018 and $ 578.5 million bearing an interest rate of 9.45% was repaid to Vedanta Resources Jersey II Limited. The outstanding balance under this facility at March 31, 2016 was $ 172 million. During fiscal year 2017, the entire loan amount under this agreement was repaid.

(iii)	During fiscal year 2012, TMHL entered into a loan facility agreement of $ 1,625 million with Vedanta. The final repayment date is November 28, 2018 or on demand from the lender with 30 days notice. The loan is unsecured. The interest rate on this loan is 8.15% per annum. During fiscal year 2015, TMHL repaid $ 281 million to Vedanta Resources Jersey II Limited and the outstanding balance under this facility at March 31, 2016 was $ 425 million. During fiscal year 2017, the entire loan amount under this agreement has been repaid.

(iv)	During fiscal year 2014, TMHL entered into a loan agreement with Vedanta Resources Jersey II Limited for $ 1,200 million and $ 300 million at an interest rate of 7.25% and 8.375% per annum respectively. The final repayment dates are January 31, 2019 and May 31, 2023 or on demand from the lender with 30 days notice. The loans are unsecured. During fiscal year 2015, TMHL repaid the outstanding balance of $ 285 million under the $ 300 million loan agreement to Vedanta Resources Jersey II Limited and the outstanding balances of these loans as of March 31, 2016 was $ 1,200 million. During fiscal year 2017, the entire loan amount under this agreement has been repaid.

(v)	During fiscal year 2015, TMHL entered into a loan agreement with Vedanta Resources Jersey II Limited for $ 100 million at an interest rate of 3 months LIBOR plus 301 basis points per annum. The final repayment date is August 11, 2016 or on demand from the lender with 5 days notice. The loan is unsecured. During fiscal year 2016, the repayment date of this agreement was extended to August 11, 2018 and the outstanding balance under this facility as of March 31, 2016 was $ 71 million. During fiscal year 2017, the entire loan amount under this agreement has been repaid.

Vedanta Resources Jersey Limited and TMHL

(i)	During fiscal year 2017, TMHL entered into a loan agreement with Vedanta Resources Jersey Limited for $ 200 million at an interest rate of 6.76% per annum. The final repayment date is August 16, 2019 or on demand from the lender with 5 days notice. The loan is unsecured. During fiscal year 2017, the amount advanced under this facility was $ 28 million and the entire loan amount has been repaid.

For a further discussion of related party transactions, see “Note 31. Related Party Transactions of Notes to the consolidated financial statements.”

Twin Star Holding Limited and Lisheen Milling Limited

During fiscal year 2016, Lisheen Milling Limited entered into a loan agreement with Twin Star Holding Limited for $ 10 million at an interest rate of 2.1% per annum. The agreement was valid until March 2018. During the current year, the agreement was renewed and is now valid until March 2019. The loan is unsecured.

Vedanta Limited - oil and gas business’s production sharing contract guarantee to Government

Vedanta has provided parent company financial and performance guarantees to the GoI for Vedanta Limited - oil and gas business’s obligation under the production sharing contracts. The guarantee provides for making available financial resources equivalent to Vedanta Limited - oil and gas business’s share for its obligation under production sharing contracts, personnel and technical services in accordance with industry practices and any other resources in case Vedanta Limited - oil and gas business is unable to fulfill its obligations under production sharing contracts. Following the merger of Cairn with the Company, Vedanta has also provided parent company financial and performance guarantee to GoI for the Company’s obligations under the production sharing contracts.

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

Under the listing regulations we have entered into with the NSE and BSE, we are required to ensure that our disclosures in relation to material and significant related party transactions in our Annual Reports are in compliance with applicable accounting standards in India. Specifically, we are required to place before the audit committee and publish in our Annual Reports a statement in summary form of the related party transactions entered into by us during the previous fiscal year, providing details of whether such transactions were undertaken in the ordinary course of business and details of material individual transactions with related parties or others which were not on an arm’s length basis, together with our management’s justification for such transactions. Under the listing regulations, 2015, our audit committee is required to review and discuss with the management the disclosures of any related party transactions, as provided in our annual financial statements.

Under the Companies Act, 2013, a company needs approval of the Audit Committee on all related party transactions and including any modifications or amendment on previous transactions. This is irrespective of whether they are in the ordinary course of business and consummated at arm’s length or they do not breach the share capital or transaction value thresholds prescribed in the board rules.

If the transaction is entered into the ordinary course of business, and is also at arm’s length, neither a board approval nor a shareholders’ resolution of a disinterested shareholder is required. For transactions which are neither in the ordinary course of business nor at arm’s length, the company will need an approval of the board, irrespective of the share capital or transaction value.

The company needs to pass a shareholders’ resolution at a general meeting, if the criteria below mentioned are satisfied. Members of the company, who are related parties, are not permitted to vote on the resolution.

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

Legal Proceedings

Except as described below, there are no governmental, legal or arbitration proceedings (including any such proceedings, which are pending, or to our knowledge, threatened) which proceedings we believe could reasonably be expected to have a material adverse effect on our results of operations, cash flows or financial position. See Note 29 to our consolidated financial statements included elsewhere in this Annual Report for more information.

Proceedings against the GoI which has disputed our exercise of the call option to purchase its remaining ownership interest in BALCO

There are certain proceedings that are currently ongoing with respect to the exercise of a call option to acquire the remaining shares of BALCO held by the GoI, in accordance with the terms of the shareholders’ agreement between the GoI and us. The amount claimed under this proceeding is presently unquantifiable. The arbitral tribunal formed under the directions of the High Court of Delhi pronounced an award on January 22, 2011. The award held certain clauses of the shareholders’ agreement to be void, ineffective and inoperative as being in violation of sub section (2) of Section 111A of the Companies Act, 1956. We filed an application before the High Court of Delhi to set aside this award under Section 34 of the Arbitration and Conciliation Act, 1996. Our application is scheduled for hearing on November 19, 2018. See “Item 4. Information on the Company—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO.”

Proceedings against the GoI which has disputed our exercise of the call option to purchase its remaining ownership interest in HZL

We commenced arbitration proceedings against the GoI with respect to exercise of our call option to acquire the remaining shares of HZL held by the GoI, in accordance with the terms of the shareholders’ agreement between the GoI and us. The GoI denied our right to exercise the option on the basis that the shareholders’ agreement contravenes the provisions of Section 111A of the Companies Act, 1956 and is therefore void. The next date of hearing by the arbitral tribunal is on November 24, 2018. In a related proceeding, the Supreme Court on January 19, 2016 ordered the status quo be maintained with respect to the proposed disinvestment of government interest in HZL until further orders are passed by the Supreme Court. See “Item 4. Information on the Company—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO.”

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

The Supreme Court of India passed an interim order on November 11, 2013 directing that the Directorate of Mines and Geology verify the inventory of the excavated mineral ores and the Monitoring Committee be constituted to sell the materials through an e-auction and proceeds from the auction to be deposited with the state government. The auction of inventorized ore is yet to be completed.

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

On September 10, 2014, the Goa Foundation challenged the High Court order directing the renewal of mining by way of a Special Leave Petition (SLP) before the Supreme Court of India, challenging the judgment of the High Court dated August 13, 2014 directing renewal of mining leases. No stay has yet been granted by the Supreme Court. Another set of SLPs on an identical issue were filed by a local activist. Two writ petitions have also been filed before Supreme Court by Goa Foundation and Sudip Tamankar in September 2015 for setting aside the second renewal of iron ore mining leases in Goa made under section 8 (3) of MMDR Act and challenging the revocation of suspension on mining in State of Goa. The Supreme Court passed its final order in the matter on February 7, 2018 wherein it set aside the second renewal of the mining leases granted by the State of Goa. The Supreme Court directed all lease holders operating under a second renewal to stop all mining operations with effect from March 16, 2018 until fresh mining leases (not fresh renewals or other renewals) and fresh environmental clearances are granted under the Mines and Minerals (Development and Regulation) (MMDR) Act.

Separately, the Expert Committee has filed their reports on dump handling and ceiling on annual extractions before the Supreme Court recommending the immediate enhancement of the annual extraction ceiling to 30 million MT, and subsequently to 37 million MT after the development of infrastructure. We have filed an application before the Supreme Court of India, requesting clarification on whether any contributions to the Goa Permanent Iron Ore Fund should be made as per the Supreme Court’s orders, as the central government has introduced a provision to set up social fund known as District Mineral Foundation in states for similar objectives. This application has been withdrawn in view of Judgement dated February 7, 2018.The Expert Committee Report is yet to be accepted and the matter is pending before the Supreme Court.

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

Penalties levied by the Enforcement Directorate on certain of our directors and us

On August 3, 2004, the Enforcement Directorate levied penalties on certain of our directors and us aggregating to ₹ 347 million ($ 5 million). It was alleged that we transferred an amount equivalent to $ 49 million to Twinstar Holdings Limited and invested in Sterlite and MALCO through Twinstar Holdings Limited without the permission of the RBI. We have submitted that Twinstar Holdings Limited obtained the required approvals from the Foreign Investment Promotion Board (“FIPB”) for the investment. We appealed to the appellate tribunal against the Enforcement Directorate’s order for foreign exchange seeking a waiver of the pre-deposit amount, which was equal to 100% of the penalty levied, which appeal was allowed by the tribunal. The Enforcement Directorate appealed against this decision of the tribunal to the High Court of Delhi, which referred the matter back to the tribunal to consider the issue afresh. The next date of hearing is August 29, 2018.

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

A writ petition was filed in December 2009 before the High Court of Madras challenging the grant of environmental clearance for the expansion of our copper smelter at Tuticorin, however no order or direction for injunction was granted. By way of its order dated April 28, 2016, the High Court of Madras dismissed the petition and rejected the claims of the petitioner.

Separately, in March 2013, the TNPCB ordered the closure of the copper smelter at Tuticorin due to complaints regarding a noxious gas leak by local residents. On April 1, 2013, we filed a petition with the National Green Tribunal challenging the order of the TNPCB on the basis that the plant’s emissions were within permissible limits. The National Green Tribunal passed an interim order in May 31, 2013 allowing the smelter to recommence operations subject to certain conditions, and consequently we recommenced operations on June 16, 2013. The expert committee constituted by the National Green Tribunal submitted a report on the operation of the plant on July 10, 2013 stating that the plant’s emissions were within the prescribed standards. Based on this report, the National Green Tribunal ordered on July 15, 2013 that the smelter could recommence its operations. On August 8, 2013, the National Green Tribunal confirmed its May 31, 2013 order and held that there was no health impact owing to the operations with directions to comply with the recommendations made by the committee to further improve the working of the plant within a time bound schedule. We implemented all the recommendations during fiscal year 2013. However, the TNPCB filed a civil appeals in 2013 against the National Green Tribunal’s interim order dated May 31, 2013 and the final order dated August 8, 2013. V Gopalaswamy, the General Secretary of a political party, MDMK, also filed civil appeals in 2013, which are pending before the Supreme Court of India.

Proceedings related to the existing copper smelting operations and the proposed expansion project at the Tuticorin plant

The consent to operate for our existing 400,000 TPA copper smelter plant at Tuticorin was due to expire on March 31, 2018. We filed an application dated January 31, 2018, before the TNPCB for renewal of consent to operate, as per procedure established by law. The TNPCB rejected the said renewal application by its order dated April 9, 2018 (Rejection Order). The Company has filed an appeal before the TNPCB Appellate Authority challenging the Rejection Order and the appeal is next listed for hearing on August 21, 2018.

During the pendency of the appeal, TNPCB through its order dated May 23, 2018, ordered the disconnection of electricity supply and closure of the existing copper smelter plant with immediate effect. TNPCB passed the said closure order without any prior notice to us, which was due to be served as per the requirements under Section 21(4) of the Air (Prevention and Control of Pollution) Act, 1981 and Rule 34 of the Water (Prevention and Control of Pollution) Rules 1975. Thereafter, the Government of Tamil Nadu, proclaiming and endorsing TNPCB’s Rejection Order, issued orders dated May 28, 2018, with a direction to seal the existing copper smelter plant unit permanently (‘TN Government Order’), without providing any prior notice to us. The Company has filed an appeal before National Green Tribunal, Principal Bench at New Delhi challenging the closure order passed by TNPCB as well as the TN Government Order for sealing of the existing plant and the matter is listed on August 9, 2018.

Subsequently, the Directorate of Industrial Safety and Health issued orders dated May 30, 2018, directing the immediate suspension and revocation of the factory license and the registration certificate for the existing smelter plant.

Separately, our environmental clearance for the proposed copper smelter plant 2 (expansion project) is due to expire on December 31, 2018. Our application for renewal of such environmental clearance was rejected by the MoEF. Thereafter, we made a fresh application dated March 12, 2018, before the Expert Appraisal Committee of the MoEF wherein a sub- committee was directed to visit the expansion project site prior to prescribing the terms of reference.

In the meantime, the Madurai Bench of the High Court of Madras in a public interest litigation filed against us by the MoEF and State Industries Promotion Corporation of Tamil Nadu (SIPCOT) held through its order dated May 23, 2018, that the application for renewal of the environmental clearance for the expansion project shall be processed after a mandatory public hearing and the said application shall be decided by the competent authority on or before September 23, 2018. In the interim, the High Court ordered us to cease construction and all other activities on site for the proposed expansion project with immediate effect. Separately, SIPCOT through its letter dated May 29, 2018, cancelled 342.22 acres of the land allotted to us for the proposed expansion project. Further, the TNPCB issued orders on June 7, 2018, directing the withdrawal of the consent to establish for the expansion project, which is valid until December 31, 2022.

We will take appropriate legal measures to address the above matters.

The MoEF has rejected the forest clearance granted to the Niyamgiri mining project and our expansion plans of refinery in Lanjigarh are on hold

In 2004, a writ petition was filed by a private individual against us, the Government of Odisha, the Republic of India, the Odisha Mining Corporation (“OMC”), and others before the High Court of Odisha, alleging that the grant of a mining lease by the OMC to us to mine bauxite in the Niyamgiri Hills at Lanjigarh, in the State of Odisha, would violate the provisions of the Forest (Conservation) Act, 1980 of India. The petition alleged that the felling of trees, construction of the alumina refinery by us and the development of the mine was in violation of the Forest (Conservation) Act, 1980 and would have an adverse impact on the environment. The petition sought, among other things, to restrain the grant of the mining lease to mine bauxite, to declare the joint venture agreement entered into between us and the OMC void, a court direction for the immediate cessation of construction of the Lanjigarh alumina refinery and an unspecified amount of compensation from us for damage caused to the environment. This petition was also filed before the Supreme Court of India by certain non-governmental organizations and individuals. The Supreme Court granted us the clearance to mine in and around the Niyamgiri Mines on terms and conditions as specified in the Court order. Consequent to the order of the Supreme Court, the proceedings before the High Court of Odisha became redundant as the issues were already determined.

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

Further the MoEF, based on the report submitted by the Government of Odisha rejected the grant of stage II forest clearance for the Niyamgiri project of OMC on January 8, 2014, which is one of the sources of supply of bauxite to the alumina refinery at Lanjigarh in terms of the joint venture agreement with the government of Odisha (through the OMC). Under the terms of the joint venture agreement, 150 million tons of bauxite was required to be made available to us. We are considering to source bauxite from alternate sources to support the existing and the expanded refinery operations. The OMC issued a show cause notice dated February 20, 2015 on the Company to show reason for why the joint venture agreement for the supply of 150 million tons of bauxite will not be cancelled in view of the failure to achieve certain milestones set out in the joint venture agreement. We replied to the notice substantiating all facts on the project followed by an in-person meeting. We stated that the Company has achieved all its milestones and that the joint venture agreement should not be terminated. During fiscal year 2016, OMC terminated the joint venture agreement for which the Company is pursuing the appropriate course of action.

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

On February 18, 2016, an individual challenged the environmental clearance granted for the alumina refinery expansion at Lanjigarh before the National Green Tribunal, Kolkata, wherein MoEF, Odisha State Pollution Control Board and we have been made parties. The matter is pending before the National Green Tribunal. In the meantime, another individual has filed an interlocutory application to be impleaded in the matter before the National Green Tribunal, Kolkata.

Proceedings against us challenging environmental consents received for our expansion project of pig iron, metallurgical coke, sinter plants and power plant in Goa

On March 6, 2012, the High Court of Bombay dismissed a public interest litigation filed by Mr. Ramachandra Vaman Naik and others for quashing an approval issued by the MoEF and the Goa State Pollution Control Board (GSPCB) for the expansion project of a pig iron plant, sinter plant, metallurgical coke plant and power plant in Goa. On July 26, 2012, Mr. Naik challenged this order by filing a special leave petition before the Supreme Court for an interim stay of the order and for a stay on the construction and operation of the plants in Goa. No stay has been granted in these matters and all respondents have filed their counter–affidavits. The Supreme Court, on November 7, 2016, transferred the matter to the National Green Tribunal, New Delhi for a de novo hearing and disposal. The Supreme Court also set aside the order passed by the High Court without expressing any opinion on the merits of the case. On December 4, 2017, National Green Tribunal heard the matter and disposed with directions to the MoEF to examine if any additional conditions are to be added to the environmental clearances and pass orders expeditiously.

Separately, an application was filed by the village panchayat head of Navelim, Goa before the National Green Tribunal against the GSPCB, MoEF, State of Goa, others and us alleging that (i) GSPCB had issued its approval in a piecemeal manner to us, even though the environmental clearance order issued by the MoEF and the approval are for all four plants thereby violating the MoEF order, (ii) the no-objection certificate issued in relation to this project in 2007 was forged and fabricated, and (iii) the CN5 bridge at Maina-Navelim junction falls outside the notified industrial area, and crosses a public road belonging to the village panchayat. The application sought cancellation of the approval and the order of the MoEF. On March 1, 2013, the National Green Tribunal gave directions to issue notices to all the parties. We responded on April 11, 2013, denying all contentions and submissions made by the village head and requested that the application be dismissed. Pleadings in the matter have been completed. Subsequently on February 10, 2014, the matter was transferred from the Principal Bench of the National Green Tribunal at New Delhi to the Western Bench of the National Green Tribunal at Pune, where the matter is yet to be listed.

Shenzhen Shandong Nuclear Power Construction Co. Limited has commenced arbitration proceedings against us

On February 19, 2012, Shenzhen Shandong Nuclear Power Construction Co. Limited (“SSNP”) filed a petition before the Bombay High Court under section 9 of the Arbitration and Conciliation Act, 1996, alleging non-payment of their dues towards construction of a 210 MW co-generation power plant for a refinery expansion project at Lanjigarh, and filed a claim of ₹ 16,420 million ($ 252 million). This was subsequent to SSNP’s notice for termination of the contract dated February 25, 2011 and legal notice dated February 23, 2012 for recovery of its alleged dues. SSNP also made a request for interim relief. Under the petition, SSNP sought for a restraining order on encashment of the advance bank guarantee, injunction from disposing or creating third party right over plant and machinery at the project site and security for the amount due under the contract. On April 25, 2012, the High Court of Bombay dismissed SSNP’s petition. SSNP appealed against this order and the High Court of Bombay by its order of December 12, 2012 ordered us to deposit a bank guarantee for an amount of ₹ 1,870 million ($ 29 million) until completion of the arbitration proceedings.

On April 9, 2013, we filed a counterclaim for delays in operations caused for which we argued that SSNP was responsible. Subsequently, SSNP filed an application for an interim award of ₹ 2,020 million ($ 31 million) before the arbitral tribunal, which was not granted. The arbitration award has been pronounced, wherein the Tribunal has awarded an aggregate amount of ₹ 2,210 million ($ 34 million) to SSNP along with interest and cost of ₹ 1,180 million ($ 18 million) at the rate of 9% from the date of filing of claim before Arbitral Tribunal. Our challenge to the award under section 34 of Arbitration Act was dismissed by the court, post which the Company filed an appeal before the High Court of Delhi and the order in the appeal is now reserved.

Proceedings against TSPL relating to its delay in commissioning various units of the power plant

TSPL entered into a long term power purchase agreement with the Punjab State Power Corporation Limited (“PSPCL”) for supply of power. TSPL has a contractual obligation to complete the commissioning of various units of the power plant according to the scheduled timelines agreed in terms of the agreement. According to the terms of the agreement, there are obligations and performances to be met by both PSPCL and TSPL. PSPCL was obligated to fulfill certain conditions including procuring interconnection and transmission facilities, arranging supply of adequate quantity of fuel for the project etc. However, due to the delay in fulfilment of certain obligations and other force majeure reasons, there were delays in implementing the project as compared to the scheduled timelines under the agreement. TSPL received letter from PSPCL, seeking payment of liquidated damages of ₹ 3,176 million ($ 49 million) for each delay in commissioning of Units I, II and III totaling ₹ 9,529 million ($ 146 million).

Subsequently, PSPCL invoked the bank guarantee of ₹ 1,500 million ($ 23 million) towards payment of the liquidated damages on account of delay in completion of the commissioning of Unit I. TSPL filed a petition with the Punjab State Electricity Regulatory Commission (“PSERC”) for quashing of the wrongful claim of liquidated damages and grant of extension of time to complete the commissioning of various units of the power plant. On October 22, 2014, PSERC ordered the matter to be settled through arbitration and allowed the stay on encashment of the bank guarantee until the matter is finally adjudged by the arbitrator. PSPCL submitted an appeal in Appellate Tribunal for Electricity (APTEL) against the PSERC order and on May 12, 2015, APTEL disposed the appeal by directing that the matter will be adjudicated by an arbitral tribunal. The arbitral proceedings have concluded on February 15, 2017 and the award was made in TSPL’s favor. Meanwhile, PSPCL has filed an application challenging the award under section 34 of the Arbitration and Conciliation Act, 1996, which is scheduled for hearing on August 23, 2018.

Proceedings against TSPL relating to mega power project benefits

TSPL submitted its bid for setting up a 1980 MW thermal power plant in the state of Punjab under a tariff based international competitive bidding process under a Case-2 Model bidding mechanism in June 2008, which was ultimately awarded to Sterlite Energy Limited (now Vedanta Limited). A PPA was entered between TSPL and PSEB on September 2008, which is now known as PSPCL. According to the PPA, any increase or decrease in the capital cost of the project on the occurrence of any “Change in Law” (as defined therein) after the cut-off date of June 16, 2008, had to be passed on to PSPCL, if it resulted in change in economic position of TSPL.

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

PSERC passed a 2:1 majority judgement dated December 2, 2014, holding against TSPL. TSPL thereafter filed an appeal in January 2015 along with a stay application before the APTEL. The appeal was admitted, however, the stay application was rejected by APTEL. Against this rejection of stay application, TSPL filed an appeal in Supreme Court on July 28, 2015. The Supreme Court granted stay order against any recovery of mega power project benefits by PSPCL. The stay granted by the Supreme Court was vacated on February 6, 2017, which led to a deduction of ₹ 2,140 million ($ 33 million) from TSPL’s monthly billing by PSPCL. Upon appeal, Supreme Court directed PSPCL to refund ₹ 500 million ($ 8 million) from the amount deducted from TSPL’s bill subject to final outcome of appeal before APTEL. Following this order, APTEL also granted a stay against further deductions from the monthly billing against a bank guarantee furnished by TSPL.

APTEL dismissed the appeal filed by TSPL and disallowed TSPL’s contentions in its final judgement order dated July 4, 2017. TSPL filed an appeal before the Supreme Court against the adverse final judgement of APTEL. This appeal was admitted by Supreme Court on July 10, 2017 and a stay order was granted against PSPCL’s proposed deduction of ₹ 900 million ($ 14 million) from TSPL’s bills and against the encashment of bank guarantee amounting to ₹ 380 million ($ 6 million) which was furnished by TSPL to PSPCL under APTEL’s order. TSPL filed a clarification application before the Supreme Court of India, which was allowed and PSPCL was directed to refund INR ₹ 500 million ($ 8 million). The appeal is pending for further hearing and next date is yet to be notified.

TSPL dispute related to Coal GCV measurement and coal washing

Upon PSPCL’s refusal to pay energy charges to TSPL as per the provisions of a PPA between PSPCL and TSPL dated September 1, 2008, TSPL filed a petition on May 22, 2014, in PSERC against PSPCL claiming charges for washing, unloading, surface transportation, transit loss, finance charges, gross calorific value (GCV) loss related to the procurement of coal. PSPCL’s contention was that fuel charges should only include charges billed by the fuel supply company namely Mahanadi Coalfields Limited, whereas TSPL contended that all costs of fuel procurement are to be considered by PSPCL under the PPA, since the obligation to supply fuel for the project is that of PSPCL under Case II Scenario IV bidding procedure of Ministry of Power. PSPCL’s obligation of signing fuel supply agreement with Mahanadi Coalfields Limited and to supply fuel for project was later upheld by APTEL in another case between TSPL and PSPCL and that judgement is subsisting since its operation has not been disturbed in PSPCL’s appeal to Supreme Court of India.

PSERC issued the final order on November 23, 2015 denying all the claims made by TSPL. TSPL filed an appeal before APTEL challenging the order of PSERC. On July 3, 2017, APTEL partially allowed the appeal awarding unloading and shunting charges to TSPL although it ruled against TSPL on other claims. TSPL filed an appeal against the APTEL order before the Supreme Court. On March 7, 2018, the Supreme Court allowed TSPL’s appeal and directed PSPCL to pay charges for washing, surface transportation and to measure GCV of coal at TSPL site. The Supreme Court also dismissed the cross appeal filed by PSPCL, thereby affirming APTEL’s order allowing unloading and shunting charges to be paid by PSPCL. PSERC remand proceedings have commenced pursuant to APTEL’s order dated July 3, 2017, for computation of unloading and shunting charges allowed to TSPL. The matter is listed for hearing on August 8, 2018. The claim amount involved is ₹ 8,020 million ($ 123 million).

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

With respect to the approvals for forest land, petitions have been filed in public interest before the Supreme Court of India by various individuals and Sarthak, a non-governmental organization alleging that BALCO is using forest land for non-forest activities. The Supreme Court of India referred the matter to the Central Empowered Committee, which recommended an ex post-facto diversion of forest land with payment of net present value of land for which forest compensation was not paid prior to the year 1980. Subsequently, it was alleged that BALCO had cut trees in violation of the Court order and the petitioner filed a contempt petition and the matter was again referred to the Central Empowered Committee. The Central Empowered Committee submitted its report on June 30, 2012 to the Court recommending that a detailed survey should be conducted through Forest Survey of India (MoEF) using high quality remote sensing technique to find out whether any tree felling and/or non-forest use has taken place after February 29, 2008 in the revenue forest land and/or deemed forest in possession of BALCO. In order to expedite the proceedings, BALCO filed an application in the Court seeking direction to pay the net present value of forest land as per the recommendation of the Central Empowered Committee providing an ex-post facto diversion of the 1,751 acres forest land held by BALCO. The matter is scheduled for hearing before the Supreme Court on August 6, 2018.

Forest development tax levied by the Government of Karnataka

In October 2008, we filed a writ petition in the High Court of Karnataka against the Government of Karnataka and others, challenging the imposition of a forest development tax (“FDT”) at a rate of 8.0% (a subsequent demand was made for the payment of tax at the rate of 12.0%) on the value of iron ore sold by us from the mining leases in the forest area, pursuant to the notification by the Government of Karnataka and the memorandum/common order issued by the Deputy Conservator of Forests. In August 2009, the High Court of Karnataka permitted the Government of Karnataka to levy the forest development tax and ordered that the demand be restricted to 50.0% of the forest development tax as an interim arrangement pending disposal of the writ petition.

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

Meanwhile, the Government of Karnataka legislated the Karnataka Forest Development (Amendment) Act, 2016 (the ‘Amendment Act’) to validate the earlier law making certain amendments with retroactive effect. The Amendment Act has also changed the nomenclature of “Forest Development Tax” (“FDT”) to “Forest Development fee (“FDF”)” with retroactive effect, since the court had previously declared that FDT was a tax and not a fee, as claimed by Government of Karnataka. We challenged the validity of the Amendment Act by way of a writ petition before the High Court of Karnataka. The High Court of Karnataka, on October 4, 2017, struck down the Amendment Act directing refund of the amounts collected. On March 13, 2017, the Supreme Court, in the appeal filed by state of Karnataka against the order of the High Court, has stayed the refund of the amount collected as FDF. On March 21, 2018, the Supreme Court directed that appeals against both the FDT and FDF matters will be heard together. The matter will be listed for hearing in due course.

Demands against HZL by Department of Mines and Geology

The Department of Mines and Geology of the State of Rajasthan issued several show cause notices in August, September and October 2006, aggregating ₹ 3,339 million ($ 51 million) to HZL, claiming unlawful occupation and unauthorized mining of associated minerals other than zinc and lead at HZL’s Rampura Agucha, Rajpura Dariba and Zawar mines in Rajasthan, during the period from July 1968 to March 2006. In response, HZL filed a writ petition against these show cause notices. In October 2006, the High Court issued an order granting a stay and restrained the Department of Mines and Geology from undertaking any coercive measures to recover the penalty. In January 2007, the High Court issued another order granting the Department of Mines and Geology additional time to file their reply and also ordered the Department of Mines and Geology not to issue any orders canceling the lease. The next date of hearing has not yet been fixed.

Demand against BALCO for electricity duty

In February 2010, BALCO received a notice from the Chief Electrical Inspector, Government of Chhattisgarh demanding BALCO to pay ₹ 2,404 million ($ 37 million) from June 2005 to March 2009, towards electricity duty for the generation of power by BALCO’s 540 MW power plant. The notice alleged that BALCO did not submit the eligibility certificate required for exemption from payment of electricity duty. The said exemption was claimed pursuant to a memorandum of understanding entered with the state government and according to the industrial policy 2001-2006. The state level committee recommended that an eligibility certificate be issued to us that will exempt us from paying duty on electricity. The application was filed before Directorate of Industries for granting us exemption from electricity duty and is currently under review. The amount of duty on electricity payable for the period subsequent to March 31, 2009 until March 31, 2018 is ₹ 6,951 million ($ 107 million).

Claim against HZL for environment and health cess by the State of Rajasthan

The state of Rajasthan issued a notification in June 2008 notifying the Rajasthan Environment and Cess Rules, 2008, imposing environment and health cess on major minerals including lead and zinc. HZL and other mine operators resisted this notification and the imposition thereunder before the High Court of Rajasthan on the ground that the imposition of such cess and all matters relating to the environment fall under the competence of the central government as opposed to the state government. In October 2011, the High Court of Rajasthan disposed the writ petitions and held the Rajasthan Environment and Cess Rules, 2008 that imposes a levy of cess on mineral as being constitutionally valid. An amount of ₹ 150 per metric ton of ore produced would be attracted under the statute if it is held to be valid. HZL challenged this order by a special leave petition in December 2011 before the Supreme Court of India. The Supreme Court of India issued a notice for stay. The Supreme Court issued further direction on March 23, 2012 not to take any coercive action against HZL for recovery of cess. The matter is still pending and not yet listed for hearing. The state government has rescinded the prospective liability towards environment and health cess by notification dated January 6, 2017.

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

On December 16, 2015, the Federation of Indian Mineral Industries also filed a writ petition before the High Court of Delhi, obtaining an order for no coercive action. The writ petition was subsequently transferred to the Supreme Court.

In October 2015, another notification was issued by the Ministry of Coal whereby rates were prescribed for certain minerals such as coal and lignite, although an additional provision also required for the application of such rates from the earlier date of the notification or the respective state rules. Vedanta Limited and Balco challenged the notifications for liability on account of fuel before the High Court of Delhi.

The Supreme Court through order dated October 13, 2017, held that contribution to DMF in case of minerals other than coal shall take effect from September 17, 2015 and in the case of coal from October 20, 2015 or from the date on which the DMF was established by the state, whichever is later. Pursuant to the Supreme Court order, HZL has challenged the demand for payment between the disputed period i.e. from the date when the State of Rajasthan established DMF until the date when the High Court of Rajasthan has granted a stay. In parallel, BALCO has filed a petition before the High Court of Delhi challenging the constitutionality of section 9B(5) and section 9B(6) of the MMDR Act. The matter is listed for hearing on September 7, 2018.

Claim against BALCO for energy development cess

In December 2006, the High Court of Chhattisgarh on a writ filed by BALCO quashed the provisions relating to imposition of energy development cess of ₹ 6,899 million ($ 106 million) on our captive power plants and ordered refund of the cess already collected by the state government. The State of Chhattisgarh filed a special leave petition in the Supreme Court against the order of the High Court. The Supreme Court has issued notice and stayed the refund of the cess already collected pending the disposal of the special leave petition. The matter is listed before the Supreme Court and next hearing date is to be notified.

We received a show cause notice from the Indian tax authorities for not withholding tax on payments made while acquiring a subsidiary

In March 2014, Cairn India Limited (now Vedanta Limited - oil and gas business) received a show cause notice from the Indian Tax Authorities (“Tax Authorities”) for not deducting withholding tax on the payments made to Cairn UK Holdings Limited (“CUHL”), for acquiring shares of Cairn India Holdings Limited (“CIHL”), as part of their internal reorganization. Tax Authorities have stated in the notice that a short-term capital gain has accrued to CUHL on transfer of the shares of CIHL to Cairn India Limited (now Vedanta Limited - oil and gas business), in the financial year 2006-2007, on which tax should have been withheld by Cairn India Limited (now Vedanta Limited - oil and gas business). Pursuant to this, various replies were filed with the tax authorities.

Cairn India Limited (now Vedanta Limited - oil and gas business) also filed a writ petition before the Delhi High Court wherein it has raised several points for assailing the aforementioned Income tax Authority’s order. The matter is next listed for hearing on September 6, 2018 before the High Court of Delhi.

After several hearings, the Income Tax Authority, in March 2015, issued an order holding Cairn India Limited (now Vedanta Limited - oil and gas business) as ‘assessee in default’ and raised a demand of ₹ 204,947 million ($ 3,148 million) (including interest of ₹ 102,473 million ($ 1,574 million). Cairn India Limited (now Vedanta Limited - oil and gas business) had filed an appeal before the First Appellate Authority, Commissioner of Income Tax (Appeals) which through order dated July 3, 2017 confirmed the tax demand against Cairn India Limited (now Vedanta Limited - oil and gas business). Cairn India Limited (now Vedanta Limited - oil and gas business) has challenged the Commissioner of Income Tax (Appeals) order before Income Tax Appellate Tribunal (ITAT).

Separately CUHL, on whom the primary liability of tax lies has received an Order from the ITAT holding that the transaction is taxable in view of the clarification made in the Act but also acknowledged that being a retrospective transaction, interest would not be levied. Hence affirming a demand of ₹ 102,474 million ($ 1,574 million) excluding the interest portion that had previously been claimed. The Department is appealing against this order.

As a result of the above order from ITAT, the Group now considers the risk in respect of the interest portion of claim to be remote. Further, as per the recent attachment notice received from the Tax Recovery Officer appointed for CUHL, the tax officer has adjusted the dividend of ₹ 6,666 million ($ 102 million) which was due to CUHL and was recovered by the Tax department. We have further remitted additional dividend of ₹ 4,415 million ($ 68 million) further reducing the principal liability to ₹ 91,393 million ($ 1,404 million). Accordingly, the Group has revised the contingent liability to ₹ 91,393 million ($ 1,404 million).

Additionally, the Tax department has initiated the process of selling the attached CUHL investment in equity and preference shares of Vedanta Limited valuing ₹ 58,607 million ($ 900 million) based on the quoted price as at March 31, 2018 out of which GoI has sold 6,44,67,715 equity shares of Vedanta Limited till July 13, 2018 for the recovery of tax amount.

In the event, the case is decided against Vedanta Limited - oil and gas business, the potential liability including interest would be ₹ 204,947 million ($ 3,148 million).

Separately but in connection with this litigation, Vedanta has filed a Notice of Claim against the GoI under the UK India Bilateral Investment Treaty (the “BIT”). The International arbitration Tribunal recently passed favorable order on jurisdiction and now the matter would be heard on merits. The hearings are scheduled in the month of April and May 2019. The Government of India has challenged jurisdiction order of Arbitration Tribunal before the High court of Singapore.

The Amalgamation and Re-organization Scheme has been challenged by the Indian tax authorities and others

Subsequent to the effectiveness of the Amalgamation and Re-organization Scheme, special leave petitions challenging the orders of the High Court of Bombay at Goa were filed before the Supreme Court of India by the Commissioner of Income Tax, Goa and the Ministry of Corporate Affairs in July 2013 and in April 2014, respectively. Further, a creditor and a shareholder have challenged the Amalgamation and Re-organization Scheme in the High Court of Madras in September 2013. Further, the Ministry of Mines, GoI have challenged the Amalgamation and Reorganisation Scheme before the High Court of Madras and the High Court of Bombay, Goa Bench, respectively. The Supreme Court of India has admitted the special leave petitions and the matter is likely to be listed on August 20, 2018.

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

Because the Partial Award did not quantify the sums, the Contractor Parties approached the same arbitral tribunal to pass a final award in the subject matter since the arbitral tribunal had retained the jurisdiction to do so. The arbitral tribunal was reconstituted and the final award was passed in Cairn’s favor in October 2016, upholding that no further amounts are due from the claimants. The award specifies that each party should bear costs equally. GoI’s challenge against the final award was dismissed by the High Court of Malaysia, Kuala Lumpur. GoI has subsequently filed an appeal against the high court’s decision before the Court of Appeal. While the Company does not believe the GoI will be successful in its challenge, if the arbitral award is reversed and such reversal is binding, we could be liable for approximately US $ 64 million ( 4,167 million) plus interest. Meanwhile, Vedanta Limited has filed a petition before the High Court of Delhi for the enforcement of the partial award and final award, which is scheduled for a hearing on September 4, 2018.

Proceedings, notices and enquires initiated by the Central Excise

The Central Excise department of the GoI had issued in July 2010 an ex-parte notice for reversal of Cenvat credit of ₹ 3,150 million ($ 48 million) along with interest of ₹ 88 million ($ 1 million) for the non-compliance of Rules 4(5a) and 4(6) of the Cenvat Credit Rules, in respect of non-return of job work challans for the period March 1, 2009 to September 30, 2009 within a stipulated time. In addition, it also alleged that we violated the advance license conditions from 2005 to 2009. In 2010, we filed four writ petitions WP No. 8123, 8135, 9744 and 9755 in the High Court of Madras against the Central Excise department. An associated contempt petition was also filed by us. All the above petitions were heard on July 29, 2010 and the High Court of Madras in relation to WP No. 8123 remanded the matter to be heard and determined afresh by a new set of officers of the Central Excise department. The High Court of Madras granted a stay in relation to WP No. 8135 in so far as relates to job work challan matter and until a fresh enquiry was made. Further, the High Court of Madras dismissed WP No. 9744, 9755 and the contempt petition.

The Central Excise department deputed the Assistant Commissioner of Central Excise to conduct an enquiry for the alleged non-compliance of Rules 4(5a) and 4(6) of the Cenvat Credit Rules in respect of non-return of job work challans. The Assistant Commissioner of Central Excise served a show cause notice on September 9, 2011. We filed a response before the Assistant Commissioner of Central Excise. After conducting a personal hearing, the Assistant Commissioner passed a favorable order on January 1, 2012 and dropped the entire demand for duty and interest. The department went into appeal before the Commissioner (Appeals) against this order, but the appeal was restricted only to the demand of interest. The Commissioner (Appeals) allowed the appeal on February 25, 2013 on the condition that interest would become applicable only in those cases where goods have not been sent back or cleared from the premises within 180 days from the date of dispatch from the Tuticorin unit. The verification whether any interest is payable or not has been completed and department raised the interest liability of ₹ 2 million ($ 0 million) which we have challenged before Tribunal on April 7, 2015 and the case has yet to be listed for hearing.

We filed two writ appeals no. 704 and 705 of 2011 in the High Court of Madras challenging the orders passed with respect to the writ petitions no. 8135 and 9744 of 2010. The writ petitions were admitted on August 1, 2011 and the Court ordered other party to maintain the status quo. In the meanwhile, the Commissioner of Customs, Tuticorin issued a show cause notice in January 2015 based on alleged violation of advance license conditions from 2005 to 2009 expressly mentioning that this show cause notice shall be kept pending and not be adjudicated unless and until directions are obtained from the High Court enabling such adjudication. We filed writ petition no. 626 of 2015 against this show cause notice, which was tied up with writ appeals no. 704 and 705 of 2011 and heard together. Thereafter, regular hearings took place in the High Court, and on March 12, 2015 the High Court gave an interim order, allowing one of the prayers in writ in form of injunction to the Directorate General of Foreign Trade actions in pursuit of the show cause notice received from customs department. During the course of the hearings, writ appeal no. 704 was withdrawn as it has become infructuous as it relates to the job work challan matter which has already been concluded. Writ appeal no. 705 of 2011 and writ petition no. 626 of 2015 were heard on March 11, 2016 and both were dismissed by the final judgment of the High Court dated August 1, 2016, as the High Court held that it did not find any impediment to customs authorities issuing show cause notice on the basis of materials gathered and input received from excise authorities. The High Court also required the Company to respond to the show cause notice dated January 13, 2015 within two weeks from receipt of the order and directed the Commissioner of Customs to conduct proceedings as expeditiously as possible. We have filed a special leave petition against the High Court’s order before the Supreme Court on August 24, 2016. The stay hearing before the Supreme Court on the special leave petition, took place on April 21, 2017 wherein the Supreme Court held that the commissioner of customs, Tuticorin may pass a final order against the notice but that it had to be kept in sealed cover. During hearing before Commissioner of Customs on September 5, 2017, we requested for cross-examination of witnesses and make available certain relevant documents, which was denied. We have filed an appeal before the Customs, Excise and Service Tax Appellate Tribunal (CESTAT) against such rejection. On January 10, 2018, CESTAT allowed cross-examination of witnesses; however, our request to make available relevant documents was rejected. We are exploring to challenge the order of CESTAT before High Court.

Petitions have been filed in the Rajasthan High Court relating to sales tax

We have filed two writ petitions before the High Court of Rajasthan, seeking to quash the two letters issued by Finance (Tax) department, Jaipur and to set aside the show cause notice issued by the Rajasthan Sales Tax Department, demanding Rajasthan VAT on sales of crude oil alleging that the sales are intra-state sale (as opposed to an inter-state sale). The matter was last heard on May 17, 2016 and the judgement dated July 13, 2016 allowed our petition and held that sale of crude oil should be regarded as interstate sale subject to central states tax and that Rajasthan VAT should not be applicable. Subsequently, the Rajasthan Sales Tax Department filed an appeal before the division bench of the High Court of Rajasthan on September 9, 2016, challenging the previous order. On April 4, 2018, division bench dismissed the petition filed by the Rajasthan Sales Tax Department.

Proceedings related to the Imposition of entry tax

Vedanta Limited and other group companies challenged the constitutional validity of the local statutes in Chhattisgarh, Odisha and Rajasthan levying entry tax on the entry of goods brought into the States from outside and other notifications, as being in violation of certain provisions of the Indian Constitution. Post some contradictory orders of High Courts across India adjudicating on similar challenges, the Supreme Court referred the matters to a nine judge bench. The Supreme Court through its order rejected the compensatory nature of tax as a ground for challenge and left all other issues open for adjudication by regular benches hearing the matter.

Post the order of the nine judge bench, the regular bench of the Supreme Court proceeded with hearing the matters. The regular bench remanded the entry tax matters relating to the issue of discrimination against domestic goods from other States to the respective High Courts for final determination but retained the issue of jurisdiction on levy on imported goods, for determination by regular bench of the Supreme Court. Following the order of the Supreme Court, we filed a writ petition in the High Courts of Rajasthan and Odisha. Hindustan Zinc Limited and BALCO have also filed writ petitions in the High Court of Rajasthan and High Court of Chhattisgarh respectively.

On October 9, 2017, the Supreme Court held that the States have the jurisdiction to levy entry tax on imported goods. With this Supreme Court judgement, imported goods will rank pari passu with domestic goods for the purpose of levy of entry tax. The company and its subsidiaries have amended the writ petitions in State of Odisha and State of Chhattisgarh to include imported goods as well. With respect to Rajasthan, the state government has filed a counter petition in the High Court of Rajasthan, whereby it has admitted that it does not intend to levy the entry tax on imported goods. The issue of discrimination has been remanded back to the High Courts for final adjudication.

In a related matter, the issue pertaining to levy of entry tax on movement of goods into a Special Economic Zone (SEZ) remains pending before the High Court of Odisha. Meanwhile, the Government of Odisha further through its SEZ Policy 2015 and the operational guidelines for administration of this policy dated August 22, 2016, exempted entry tax levy on SEZ operations.

Writ petition filed in the Delhi High Court by Cairn India Limited (now Vedanta Limited - oil and gas business) relating to extension of tenure of the Production Sharing Contract for the Rajasthan block

Cairn India Limited (now Vedanta Limited - oil and gas business) filed a writ petition before the High Court of Delhi against the Ministry of Petroleum and Natural Gas (“MoPNG”), the Directorate General of Hydrocarbons (“DGH”) and Oil and Natural Gas Corporation Limited (“ONGC”) regarding the extension of the tenure for the Production Sharing Contract (“PSC”) for the RJ-ON-90/1 Block (“RJ Block”).

The RJ Block PSC is valid until May 14, 2020. Consistent with the terms of the PSC, given that the RJ Block is also producing natural gas, Cairn India Limited (now Vedanta Limited - oil and gas business) has been requesting an extension of the tenure of the RJ Block PSC for a period of up to 10 years, i.e., until May 14, 2030. ONGC, Cairn’s joint venture partner in the RJ Block, is technically aligned on the recoverable resources potential of the RJ Block beyond the PSC period, until the proposed extension period up to 2030. Cairn India Limited (now Vedanta Limited - oil and gas business) has been making regular requests to the MoPNG for extension of the tenure of the RJ Block PSC since the past few years. However, apart from seeking further technical and financial details, the MoPNG has not yet made a final decision in the matter.

With regards to the MoPNG’s delay, a writ petition was filed by Cairn India Limited (now Vedanta Limited - oil and gas business) on December 11, 2015, seeking relief from the High Court of Delhi. The High Court of Delhi on May 31, 2018 allowed the writ petition, directing GoI to extend the PSC for the RJ Block for a period of ten years beyond the current contract term in accordance with Article 2.1 of the PSC on the same terms and conditions. The decision of the Single Bench was appealed by GOI before the Division Bench High Court of Delhi, wherein Court indicated that the application filed by Cairn India Limited (now Vedanta Limited - oil and gas business) in May 2018 for seeking extension of the PSC for ten years shall be decided/processed under the new extension policy dated April 7, 2017 (“Policy”) within a period of two months, notwithstanding the time prescribed in the Policy. In case of any further clarification required by GoI, Court directed that the request for the same must be forwarded to Cairn India Limited (now Vedanta Limited - oil and gas business) within three weeks. The matter is next listed on October 29, 2018.

Writ petition filed in the High Court of Delhi by Cairn India Limited (now Vedanta Limited - oil and gas business) relating to export of crude oil from RJ Block

Cairn India Limited (now Vedanta Limited - oil and gas business) has filed a writ petition before the High Court of Delhi against the Directorate General of Foreign Trade (“DGFT”), the Ministry of Petroleum and Natural Gas (“MoPNG”), and Indian Oil Corporation Limited (“IOCL”) for the export of crude oil from the RJ Block.

Due to its nature and composition, RJ Block crude has the potential to be valued higher by refineries in other markets, beyond the prices being received from the GoI nominated buyers, namely IOCL and private refiners Reliance Industries Limited and Essar Oil Limited. Since 2009, Cairn India Limited (now Vedanta Limited - oil and gas business) has been receiving bids from international buyers and refiners offering prices that are an additional US$3-4 per bbl more than the domestic sale prices for RJ Block crude.

In accordance with the provisions of the RJ Block PSC and the applicable GoI policies for crude oil export, Cairn India Limited (now Vedanta Limited - oil and gas business) repeatedly requested IOCL and MoPNG to allow it to export RJ Block crude oil, to which there has been no firm response. Cairn India Limited (now Vedanta Limited - oil and gas business) also made written requests to the DGFT to intervene in the matter, which again proved unsuccessful.

In view of the aforesaid, Cairn India Limited (now Vedanta Limited - oil and gas business) filed a writ petition in the High Court of Delhi on December 11, 2015 to obtain relief in the form of orders to the DGFT, MoPNG and IOCL for approvals and authorizations to permit and facilitate the export of RJ Block crude oil, to the extent GoI nominated buyers are unable to cover the entire production. Through its order dated December 14, 2015, the High Court ordered the MoPNG, DGFT and IOCL to obtain necessary instructions on whether the GoI was willing to pick up the entire crude oil production from the RJ Block, or in the alternative was ready to grant permission to Cairn India Limited (now Vedanta Limited - oil and gas business) to directly export the crude oil not covered by the GoI nominees.

The GoI’s stance thus far has been to deny Cairn India Limited (now Vedanta Limited - oil and gas business)’s request for export, although it has yet to present its complete arguments to the High Court of Delhi justifying such denial. Relying on the lack of consent from the GoI, DGFT also rejected Cairn India Limited (now Vedanta Limited - oil and gas business)’s request for export permission on February 16, 2016. During the course of arguments, the High Court of Delhi disagreed with GoI’s observations on the construct of Article 18 and observed that there was no embargo on export in the PSC nor in the policy. On October 18, 2016, the High Court set aside the writ petition on the grounds of it being without merits. Cairn India Limited (now Vedanta Limited - oil and gas business) filed an appeal against the said order before the division bench of the High Court of Delhi and the matter is now reserved for judgment.

Legal actions by Indian Income tax Authorities for additional income tax

Income tax returns submitted by companies are subject to a comprehensive review and challenge by the tax authorities. There are appellate procedures available to both the tax authorities and taxpayers and it is not uncommon for significant or complex matters in dispute to remain outstanding for several years before they are finally resolved by the High Court or the Supreme Court of India. There are certain income tax legal proceedings which are pending against us. Potential liabilities, if any have been adequately provided for and we do not currently estimate any material incremental tax liability in respect of these matters. The Company and certain of its operating subsidiaries have been issued demands by the income tax authorities, principally in respect of tax holidays and disallowances of expenditures relating to exempt income, amounting to ₹ 63,348 million and ₹ 65,610 million ($ 1,008 million) as at March 31, 2017 and March 31, 2018, respectively.

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

The approximate total value of claims against the Group companies is ₹ 83,339 million and ₹ 67,079 million ($ 1,030 million) as at March 31, 2017 and March 31, 2018 respectively.

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

The tax rates imposed on us in respect of dividends paid in prior periods have varied. According to the Finance Act, 2014, dividend distribution tax is to be levied on gross distributable surplus amount instead of amount paid net of taxes. This resulted in an increase in the dividend distribution tax to more than 20% from 16.995% from October 2014. The Finance Act 2015 increased the surcharge from 10% to 12%, and the applicable tax rate for fiscal year 2016 was 20.358%. Further, the Finance Act 2016 provided that any income earned by an individual, Hindu Undivided Family (HUF) or a firm, who is a resident in India, by way of dividend declared, distributed or paid by any domestic company in excess of ₹ 1,000,000 in aggregate shall be chargeable to tax at the rate of 10% on a gross basis on such amount exceeding ₹ 1,000,000. Under Section 115 O (1A) of the Finance Act, 2009, effective April 1, 2009, an Indian company, subject to certain conditions, can set off the dividend income received from its subsidiaries against the amount of dividend income declared by it to its shareholders, thereby reducing the dividend distribution tax to the extent of such set-off.

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

5. Adoption of parameters for dividend payouts with respect to various classes of shares:

•	Presently, the authorized share capital of the Company is divided into equity shares of ₹ 1 each and preference shares of ₹ 10 each.

•	As and when the Company issues other kinds of shares, the Board may suitably amend this Policy

6. Review of Policy

This policy will be reviewed periodically by the Board and if revised, the Company will announce such changes. This Policy will come into effect from fiscal year 2018.

B. Significant Changes

Acquisition of Electrosteel Steels Limited

See Note 33 (a) “Subsequent Events” in the Notes to the consolidated financial statements.

Suspension of operations at Copper Division

See Note 3 W (xii) with respect to copper operations.

Buy back and delisting of Vedanta’s shares

On July 2, 2018, Volcan and the independent Board of Vedanta announced that they have reached an agreement in principle on the key terms for a possible recommended all cash offer to be made by Volcan at a price of 825 pence per share for the remaining issued and to be issued share capital of Vedanta, not currently owned by Volcan. The terms of this offer were finalized on July 31, 2018. Under the terms of the offer, Vedanta’s shareholders will receive $10.89 per share in cash for each Vedanta’s share. The offer price implies an equivalent value of 825 pence per Vedanta’s share based on the exchange rate of £:US$ of 1.3203 as at June 29, 2018. In addition, Vedanta’s shareholders will be entitled to receive the dividend of $0.41 per Vedanta’s share in respect of the twelve months ended March 31, 2018. It is intended that the offer will be implemented by means of a contractual takeover offer under the Takeover Code in the United Kingdom.

As of July 31, 2018, Volcan Investments and its concert parties hold 188,467,922 Vedanta’s shares representing approximately 66.87 per cent of Vedanta’s total issued share capital. Based on the current interests of Volcan Investments and its concert parties, it is expected that the Delisting Threshold will be met if and when Volcan Investments and its concert parties hold or Volcan Investments has received valid acceptances in respect of the offer relating to, in aggregate, approximately 83 per cent of the issued share capital of Vedanta.

In case a firm offer is made and is declared wholly unconditional with sufficient acceptances having been received from Vedanta’s independent shareholders, Volcan intends to procure that Vedanta will make an application for the cancellation of its shares on the official list and for the cancellation of their admission to trading on the London Stock Exchange’s main market for listed securities.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

The ADSs of SIIL evidenced by American Depositary Receipts, or ADRs, commenced trading on the NYSE on June 20, 2007 at an initial offering price of $ 13.44 per ADS. The ADRs evidencing ADSs were issued by our Depositary, Citibank, N.A., pursuant to a deposit agreement. Our ADSs evidenced by ADRs, commenced trading on the NYSE, on September 9, 2013 at a price of $ 10.25 per ADS, after the Re-organization Transactions became effective on August 17, 2013.

In July 2009, in connection with the offering of ADSs, each representing one equity share of par value ₹ 2, SIIL issued 131,906,011 new equity shares in the form of ADSs, at a price of $ 12.15 per ADS, aggregating approximately $ 1,603 million. Out of 131,906,011 equity shares, 41,152,263 equity shares were issued to Twin Star, which is a wholly-owned subsidiary of Vedanta.

As of March 31, 2018, 3,717,504,871 of our equity shares were outstanding (including the 248,424,696 equity shares underlying our 62,106,174 ADSs outstanding as of such date) after giving effect to the bonus issue and share split which includes 308,232 equity shares pending allotment as they are under dispute. All our equity shares are registered shares.

We have executed a Uniform Listing Agreement with the National Stock Exchange (NSE) and the Bombay Stock Exchange (BSE) pursuant to the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015. Subsequent to this, we are required to comply with certain regulations in addition to the requirements under the Companies Act 2013. Our outstanding equity shares are currently listed and traded on the NSE and BSE in India. For information regarding conditions in the Indian securities markets, see “Item 3. Key Information – D. Risk Factors – Risks Relating to Investments in Indian Companies, Global Economic Conditions and International Operations.”

The following table shows:

•	the reported high and low trading prices for our ADSs in US dollars on the NYSE; and

•	the imputed high and low trading prices for our equity shares, translated into US dollars, based on the Indian Rupee prices for such equity shares as quoted in the official list of each of the NSE and BSE and the noon buying rate of the Federal Reserve Bank of New York on the last business day of each period presented;

	NYSE Price Per ADS		Average NYSE Daily ADS Share Trading	NSE Price Per Equity Share		Average NSE Daily Equity Share Trading	BSE Price Per Equity Share		Average BSE Daily Equity Share Trading
Fiscal Year	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume

2014(1)	13.59	4.76	537,824	3.56	1.17	6,757,850	3.55	1.17	947,611
2015	21.36	11.43	197,421	5.11	2.86	6,112,054	5.11	2.86	778,407
2016	14.43	3.52	226,508	3.52	0.88	12,085,613	3.52	0.88	1,483,779
2017	17.34	5.00	255,136	4.29	1.31	13,400,496	4.29	1.31	1,289,988
2018	21.99	13.78	481,231	5.46	3.34	10,521,105	5.46	3.35	882,330
2017
1st Quarter	7.88	5.00	181,096	1.97	1.26	16,364,315	1.97	1.26	1,723,696
2nd Quarter	10.59	7.78	198,747	2.72	1.99	13,760,158	2.71	1.98	1,424,610
3rd Quarter	14.40	10.57	319,657	3.66	2.55	12,999,902	3.66	2.55	1,142,668
4th Quarter	17.34	12.60	325,404	4.29	3.31	10,477,609	4.29	3.31	871,354
2018
1st Quarter	17.19	13.78	511,800	4.29	3.37	12,887,198	4.30	3.37	1,147,010
2nd Quarter	20.92	15.60	465,159	5.12	3.83	10,265,246	5.12	3.83	912,142
3rd Quarter	21.63	17.35	390,208	5.43	4.35	8,327.061	5.43	4.35	690,289
4th Quarter	21.99	17.03	560,527	5.46	4.13	10,651,408	5.46	4.13	780,376
2019
1st Quarter
Last Six Months
January 2018	21.99	20.45	556,608	5.59	5.01	8,856,684	5.59	5.02	608,192
February 2018	21.67	18.75	518,401	5.31	4.68	11,389,022	5.30	4.68	926,413
March 2018	20.29	17.03	522,335	5.12	4.13	11,991,897	5.13	4.13	833,711
April 2018	19.05	16.78	507,626	4.71	4.08	12,095,299	4.71	4.08	829,964
May 2018	17.69	14.36	780,240	4.40	3.53	14,084,848	4.42	3.53	857,333
June 2018	15.14	13.01	676,090	3.77	3.24	16,569,000	3.77	3.25	1,305,313
July 2018 (through July 20, 2018)	13.88	11.71	357,802	3.55	2.92	12,063,154	3.55	2.92	768,585

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

The corporate legal framework governing companies in India has undergone a change with the enactment of the Companies Act, 2013 (including any statutory modification/ amendments made thereto). The Companies Act, 2013 has replaced the Companies Act, 1956. While some provisions of the Companies Act, 2013 have been notified as law, other provisions of the Companies Act, 2013 are yet to be notified as effective by the GoI. Pending notification of the Companies Act, 2013 in its entirety, certain provisions of the Companies Act, 1956, which have not ceased to be effective by enactment of the corresponding provisions of the Companies Act, 2013 continue to be effective, along with the notified provisions of the Companies Act, 2013 including any statutory modifications/ amendments thereto.

Accordingly, the legal framework governing us is the Companies Act, 1956 read with the notified sections of the Companies Act, 2013 and Rule made thereunder (the “Indian Companies Act”) and the SEBI Regulations including any statutory modification/ amendments.

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

Our Memorandum of Association permits us to engage in a wide variety of activities, including all of the activities that we are currently engaged in or intend to be engaged in, as well as other activities that we currently have no intention of engaging in. Our objects are set out at clause 3 of our Memorandum of Association. Pursuant to the National Company Law Tribunal, Mumbai bench order dated March 23, 2017, the main objects clause of our Memorandum of Association has been amended to include the objects as required for the purpose of carrying on the business activities of Cairn. Below listed are the amended clauses:

•	Sub-clause 12E: To carry on in India and elsewhere in the world the business or businesses of surveying, prospecting, drilling and exploring for, acquiring, developing, producing, maintaining, refining, storing, trading, supplying, transporting, marketing, distributing, importing, exporting and generally dealing in minerals and other natural oils, petroleum and all other forms of solid, liquid and gaseous hydrocarbons and other minerals and their products and by-products and all their branches.

•	Sub-clause 12F: To search for, purchase, take on lease or license, obtain concessions over or otherwise acquire, any estate or interest in, develop the resources of, work, dispose of, or otherwise turn to account, land or sea or any other place in India or in any other part of the world containing, or thought likely to contain, oil, petroleum, petroleum resource or alternate source of energy or other oils in any form, asphalt, bitumen or similar substances or natural gas, chemicals or any substances used, or which is thought likely to be useful for any purpose for which petroleum or other oils in any form, asphalt, bitumen or similar substances, or natural gas is, or could be used and to that end to organize, equip and employ expeditions, commissions, experts and other agents and to sink wells, to make borings and otherwise to search for, obtain, exploit, develop, render suitable for trade, petroleum, other mineral oils, natural gas, asphalt, or other similar substances or products thereof.

•	Clause V: The Authorized Share Capital of the Company is ₹ 74,120,100,000 divided into 44,020,100,000 number of equity shares of ₹ 1 each and 3,010,000,000 redeemable preference shares of ₹ 10 each.

Share Capital

Prior to the Cairn India Merger, our authorized share capital was ₹ 51,270 million divided into 51,270 million equity shares of par value ₹ 1 per equity share. After giving effect to the Cairn India Merger, our authorized share capital changed to ₹ 44,020 million divided into 44,020 million equity shares of par value ₹ 1 per equity share. As of March 31, 2018 our issued share capital was ₹ 3,717.5 million, divided into 3,717,504,871 equity shares of par value ₹ 1 per equity share. 308,232 equity shares of our total issued capital has not been issued and allotted by us as they are under dispute. In April 2017, pursuant to the Cairn India Merger, equity shares totaling ₹ 752.5 million were issued to the non-controlling shareholders of Cairn India Limited (now Vedanta Limited - oil and gas business). After issuance of equity shares to the non-controlling shareholders of Cairn India Limited (now Vedanta Limited - oil and gas business), our issued share capital changed to ₹ 3,717 million, divided into 3,717,196,639 equity shares of par value ₹ 1 per equity share which does not include 308,232 equity shares of our total issued capital pending allotment by us as they are under dispute.

As of March 31, 2018, 3,717,504,871 equity shares, par value ₹ 1 per equity share, were issued and outstanding (including 308,232 equity shares which have been issued but pending allotment), of which 248,424,696 equity shares were held in the form of 62,106,174 ADSs. Each ADS represents four equity shares.

Changes in Capital or our Memorandum of Association and Articles of Association

Subject to the Indian Companies Act and our Articles of Association, we may, by passing an ordinary resolution or a special resolution, as applicable, at a general meeting transact the following matters, provided that the matters that were required to be passed through postal ballot as per the provisions of Section 110 of the Companies Act, 2013 may be transacted at general meeting provided facility to members to vote be electronic means is provided :

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

Directors

Under our Articles of Association there is no provision for a director to hold any qualification shares. According to the Indian Companies Act, the age limit for retirement of whole time directors is 70 years, provided that appointment of a person who has attained the age of 70 years may be made by passing a special resolution in which case the explanatory statement annexed to the notice for such motion shall indicate the justification for appointing such person; provided further that where no such special resolution is passed but votes cast in favour of the motion exceed the votes, if any, cast against the motion and the Central Government is satisfied, on an application made by the Board, that such appointment is most beneficial to the company, the appointment of the person who has attained the age of seventy years may be made. Provided further that where no such special resolution is passed but votes cast in favour of the motion exceed the votes, if any, cast against the motion and the Central Government is satisfied, on an application made by the Board, that such appointment is most beneficial to the company, the appointment of the person who has attained the age of seventy years may be made. Further in addition, under the Companies Act, 2013 every listed entity is required to appoint atleast one women director. Subsequent to the SEBI (Listing Obligations and Disclosure Requirements) (Amendment) Regulations, 2018, no listed entity shall appoint a person or continue the directorship of any person as a non-executive director who has attained the age of seventy five years unless a special resolution is passed to that effect and the explanatory to the notice to justify the appointment wef April 1, 2019.

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

General Meetings of Shareholders

There are two types of general meetings of shareholders, an annual general meeting and an extraordinary general meeting. We must convene our annual general meeting within 9 months from the date of closing of the first financial year of the Company and in any other case within a period of 6 months from the date of closing of the financial year and must ensure that the intervening period between two annual general meetings does not exceed 15 months. The Registrar of Companies may extend this period in special circumstances at our request. As per the SEBI (Listing Obligations and Disclosure Requirements) Amendment Regulations, 2018 the top 100 listed entity as per market capitalization shall hold AGM within a period of five months from the date of closing of financial year. Further one-way live webcast of the proceedings of the AGM is is also required to be provided with effect from April 1, 2019. Extraordinary general meetings may be convened at any time by our directors at their discretion or at the request of our shareholders holding in the aggregate not less than 10.0% of our paid-up capital as on that date which carries voting rights. A notice in writing or through electronic mode to convene a general meeting must set out the date, time, place and agenda of the meeting and must be provided to shareholders at least 21 days prior to the date of the proposed meeting. The requirement of the 21 days’ notice in writing may be waived if consent to shorter notice in writing or electronic mode is received provided that a general meeting may be called after giving shorter notice than that specified in this sub-section if consent, in writing or by electronic mode, is accorded thereto–

(i) in the case of an annual general meeting, by not less than ninety-five per cent of the members entitled to vote thereat; and (ii) in the case of any other general meeting, by members of the company -

(a) holding, if the company has a share capital, majority in number of members entitled to vote and who represent not less than ninety-five per cent. of such part of the paid-up share capital of the company as gives a right to vote at the meeting; or (b) having, if the company has no share capital, not less than ninety-five per cent. of the total voting power exercisable at that meeting: Provided further that where any member of a company is entitled to vote only on some resolution or resolutions to be moved at a meeting and not on the others, those members shall be taken into account for the purposes of this sub section in respect of the former resolution or resolutions and not in respect of the latter.

Under the Indian Companies Act, general meetings are to be held either at the registered office or at another place within the city, town or village in which the registered office is situated, provided that annual general meeting of an unlisted company may be held at any place in India if consent is given in writing or by electronic mode by all the members in advance. Business may be transacted at a general meeting only when a quorum of shareholders is present. Thirty members personally present, entitled to attend and to vote on the business to be transacted, will constitute a quorum.

The annual general meetings deal with and dispose of all matters prescribed by our Articles of Association and by the Indian Companies Act, including the following ordinary business matters:

•	the consideration of our annual financial statements and report of our directors and auditors;

•	re-appointment of directors who are liable to retire by rotation;

•	the appointment of auditors and the fixing of their remuneration;

•	the approval of dividends; and

•	the transaction of any other business of which notice has been given.

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

Dividends

Under the Indian Companies Act, unless the board of directors recommends the payment of a dividend, the shareholders at a general meeting have no power to declare any dividend. The board of directors may also declare and pay interim dividends. The Board of Directors of a company may declare interim dividend during any financial year or at any time during the period from closure of financial year till holding of the annual general meeting out of the surplus in the profit and loss account or out of profits of the financial year for which such interim dividend is sought to be declared or out of profits generated in the financial year till the quarter preceding the date of declaration of the interim dividend. Provided that in case the company has incurred loss during the current financial year up to the end of the quarter immediately preceding the date of declaration of interim dividend, such interim dividend shall not be declared at a rate higher than the average dividends declared by the company during the immediately preceding three financial years. A company pays dividends recommended by the board of directors and approved by a majority of the shareholders at the annual general meeting of shareholders for the financial year. The shareholders have the right to decrease but not increase the final dividend amount recommended by the board of directors. Listed companies are required to declare and disclose the dividends paid on a per share basis only. The dividend recommended by the board of directors and approved by the shareholders at a general meeting is distributed and paid to shareholders in proportion to the paid up value of their equity shares. The Indian Companies Act provides that shares of a company of the same class must receive equal dividend treatment. Dividends can be paid in cash or by cheque or in any electronic mode to the registered shareholder at a record date or book closure fixed on or prior to the annual general meeting or to his order or his banker’s order. No shareholder is entitled to a dividend while any lien in respect of unpaid calls on any of such shareholder’s shares is outstanding.

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

Further, the Companies (Management and Administration) Rules, 2014 requires certain resolutions be transacted through means of postal ballot as notified, the following items of business shall be transacted only by means of voting through a postal ballot:

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

Provided that any aforesaid items of business under this sub-rule, required to be transacted by means of postal ballot, may be transacted at a general meeting by a company which is required to provide the facility to members to vote by electronic means under section 108, in the manner provided in that section

Provided further that One Person Companies and other companies having members upto two hundred are not required to transact any business through postal ballot

In addition to the above, the Company may at its discretion transact by means of a postal ballot in respect of any item of business, other than ordinary business and any business in respect of which directors or auditors have a right to be heard at any meeting.

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

If a company without sufficient cause refuses to register a transfer of equity shares within a period of 30 days from the date on which the instrument of transfer or the intimation of transmission, as the case may be, is delivered to the Company, the transferee may within a period of 60 days of such refusal or where no intimation has been received from the Company, within 90 days of the delivery of the instrument of transfer or intimation of transmission, may appeal to NCLT. The NCLT may, in its discretion, issue an interim order suspending the voting rights attached to the relevant equity shares before completing its investigation of the alleged contravention. If there is any default in complying with the order of the NCLT under Section 58 of the Companies Act, 2013, the company shall be punishable with fine which shall not be less than ₹ 100,000 but which may extend to ₹ 500,000 and every officer of the company who is in default shall be punishable with imprisonment for a term which may extend to three years or with fine which shall not be less than ₹ 100,000 but which may extend to ₹ 300,000, or with both.

In addition, the Indian Companies Act provides that the NCLT may direct a rectification of the register of members for a transfer of equity shares which is in contravention of SEBI regulations or any similar law, upon an application by the company, a participant, a depositary incorporated in India, an investor or SEBI.

Further, the SEBI (Listing Obligations and Disclosure Requirements) Fourth Amendment Regulations, 2018 mandated that transfer of securities would be carried out in dematerialized form only with effect from December 5, 2018.

Disclosure of Ownership Interest

Section 89 of the Companies Act, 2013 requires that beneficial owners of shares of companies who are not registered as holders of those shares must make a declaration to the company specifying the nature of his or her or its interest, particulars of the registered holder of such shares and such other particulars as may be prescribed. Failure by a person to comply with Section 89 will not affect the company’s obligation to register a transfer of shares or to pay any dividends to the registered holder of any shares in respect of which the declaration has not been made. For the purpose of this section beneficial interest in a share includes, directly or indirectly, through any contract, arrangement or otherwise, the right or entitlement of a person alone or together with any other person to (i) exercise or cause to be exercised any or all of the rights attached to such share; or (ii) receive or participate in any dividend or other distribution in respect of such share.

Any investor, who fails to comply with these requirements without any reasonable cause, shall be punishable with fine which may extend to ₹ 50,000 and if such failure continues, a further fine be extended up to ₹ 1,000 may be levied for each day after the first day during which the failure continues. While it is unclear whether Section 89 applies to holders of ADSs of the Company, investors who exchange ADSs for the underlying equity shares of the Company will be subject to the restrictions under Section 89. The ADS holders in addition is required to comply with the notifications and disclosures as per the deposit agreement between ADS holders, the Company and the depository.

On receipt of the declaration, the Company is required to file a return of such declaration in the prescribed form with the Registrar. If the Company fails to comply with the provisions of Section 89, then the Company and every defaulting officer may be punishable with fine which shall not be less than ₹ 500 but which may extend to ₹ 1,000 and if such failure continues, a further fine of ₹ 1000 may be levied for each day after the first day during which the failure continues.

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

To determine which shareholders are entitled to specified shareholder rights, we may close the register of members. For the purpose of determining who our shareholders are, our register of members may be closed for periods not exceeding in aggregate 45 days in each year but not exceeding 30 days at any one time and we are required to ensure that there is a gap of at least 30 days between the two record dates. In order to determine our shareholders’ entitlement to dividends, it is our general practice to close the register of members for approximately 10 to 20 days before the annual general meeting. The date on which this period begins is the record date. Under the SEBI (LODR) Regulations, 2015 pertaining to NSE and BSE on which our equity shares are listed, we are required to give at least seven working days’ advance notice to the stock exchange, set a record date and/or close the register of members. The trading of our equity shares and the delivery of shares certificates may continue while the register of members is closed.

Annual Report

At least 21 clear days before an annual general meeting, we must circulate our annual report, which comprises of either a detailed or abridged version of our audited financial accounts, our directors’ report, our corporate governance report, and our auditor’s report, to the shareholders along with a notice convening the annual general meeting. In addition, we must furnish to the exchanges quarterly unaudited or audited results within 45 days after the end of each accounting quarter. We are required to furnish to the exchanges audited financial results for the entire financial year within 60 days of the end of the financial year. We are also required to send copies of our annual report to the NSE and BSE within 21 working days’ of it being approved and adopted at the AGM and to publish our financial results in at least one English language daily newspaper circulating in the whole or substantially the whole of India and also in a daily newspaper published in the language of the region where our registered office is situated. Further as per the SEBI Amendement Regulations, 2018 with respect to the annual reports for the financial year ending March 31, 2019 onwards, we will be required to send the Annual Report to the stock exchanges along with the notice of AGM not later than the day of commencement of dispatch to the shareholders. We are also required under the Indian Companies Act to make available upon the request of any shareholder our complete balance sheet and statement of profit and loss along with all the subsidiaries.

Under the Indian Companies Act, we must file with the Registrar of Companies our Annual report within 30 days of the date on which the balance sheet and statement of profit and loss were adopted at the annual general meeting and our annual return within 60 days of the conclusion of that meeting. Every company shall place a copy of the annual return on the website of the company, if any, and the web-link of such annual return shall be disclosed in the Board’s report.

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

Further, the Companies (Amendment) Act, 2017 effective as of May 7, 2018 provides that for transactions other than transactions referred to in section 188 of the Companies Act, 2013 and where an audit committee does not approve the transaction, the company shall make its recommendations to the Board. It further provides that in case any transaction involving an amount not exceeding ₹ 10 million is entered into by a director or officer of the company without obtaining the approval of the audit committee and it is not ratified by the audit committee within three months from the date of the transaction, such transaction shall be voidable at the option of the audit committee. If the transaction is with a related party to any director or is authorised by any other director, the director concerned shall indemnify the company against any loss incurred due to such transactions. Further, such prior approvals do not apply to transactions between a holding company and its wholly owned subsidiary whose accounts are consolidated with such holding company and placed before the shareholders at the general meeting. Disclosure of material related party transactions and transactions which are not at an arm’s length basis is required to be included in the annual report along with the justification for entering in to such contracts and arrangements.

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

Corporate Social Responsibility

The Companies Act, 2013, read with the Rules made thereunder, requires companies which meet the requirements of certain thresholds of net worth, turnover or net profits to constitute a Corporate Social Responsibility (“CSR”) Committee and to spend at least 2% of average net profits for the immediately preceding fiscal years on areas of CSR In the event we are unable to spend the required amount, we will be required to disclose details of amounts spent and, in case of any shortfall in such spending, also state the reasons for the shortfall.

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

The SEBI Buyback Regulations were amended on March 6, 2017 through the SEBI (Payment of Fees and Mode of Payment) (Amendment) Regulations, 2017, Schedule IV in relation to schedule of fees i.e. the fee structure and the mode of payment in the event of submitting the offer document or copy of public announcement to SEBI.

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

Further, under the Companies Act, 2013, the shareholders holding not less than 10% of the issued share capital or shareholders representing not less than 10% of the total number of members or 100 members, whichever is lesser, provided that they have paid all calls and other sums due on their shares, have the right to apply to the NCLT for an order to bring an end to the matter complained of, on the following grounds of oppression or mismanagement:

•	that the company’s affairs have been or are being conducted in a manner prejudicial to public interest or in a manner prejudicial or oppressive to any member or members or in a manner prejudicial to the interests of the company; or

•	that a material change, not being a change brought about by, or in the interests of, any creditors, including debenture holders or any class of shareholders of the company, has taken place in the management or control of the company, whether by an alteration in its board of directors or management or in the ownership of the company’s shares and by reason of such change, it is likely that the affairs of the company will be conducted in a manner prejudicial to public interest or in a manner prejudicial to the interests of the company.

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

Liquidation Rights

According to the Indian Companies Act and the Insolvency and Bankruptcy Code, 2016, certain payments have preference over payments to be made to equity shareholders. These payments having preference include payments to be made by the company to its employees, taxes, payments to secured and unsecured lenders and payments to holders of any shares entitled by their terms to preferential repayment over the equity shares. In the event of our winding-up, the holders of the equity shares are entitled to be repaid the amounts of paid up capital or credited as paid upon those equity shares after payments have been made by the company as set out above. Subject to such payments having been made by the company, any surplus assets are paid to holders of equity shares in proportion to their shareholdings.

Takeover Code and SEBI Regulations

Under the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (“Takeover Code”) last amended on June 1, 2018, the acquisition of shares or voting rights or control which entitles the acquirer to exercise 25% or more of the voting rights in or control over the target company triggers a requirement for the acquirer to make an open offer at an offer price determined as per the provisions of the Takeover Code. The acquirer is required to make a public announcement for an open offer on the date on which it is has agreed to acquire such shares or voting rights or control. Such open offer shall only be for such number of shares as is required to adhere to the maximum permitted non-public shareholding.

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

Since we are a listed company in India, the provisions of the Takeover Code will apply to us and to any person acquiring equity shares or voting rights in our Company. The ADSs entitle ADS holders to exercise voting rights in respect of the Deposited Equity Shares (as described in the section titled “Voting Rights of Deposited Equity Shares Represented by ADSs”). Accordingly, the requirement to make an open offer of at least 26% of the shares of a company to the existing shareholders of the company would be triggered by an ADS holder where the shares that underlie the holder’s ADSs represent 25% or more of the shares or voting rights of the company. We entered into uniform listing agreements with BSE and NSE which were superseded by SEBI (LODR) Regulation 2015, pursuant to which we must report to the stock exchanges any disclosures made to the company pursuant to the Takeover Code.

The Takeover Code was also amended on March 6, 2017 by SEBI (Payment of Fees and Mode of Payment) (Amendment) Regulations, 2017 in the fee structure and the mode of payment in the event of filing the necessary disclosure by the acquirer under the Regulation 10 sub-regulation 7.

SEBI through a notification dated May 31, 2018 amended various regulations such as the SEBI (LODR) Regulations, 2015, the Takeover Code, the SEBI Issue of Capital and Disclosure Requirements Regulations, 2009 and the SEBI (Delisting of Equity Shares) (Amendment) Regulations, 2018 granting relaxation or exemptions to listed companies whose resolution plan is approved under section 31 of the Insolvency and Bankruptcy Code, 2016. The said amendments are effective from June 1, 2018.

Voting Rights of Deposited Equity Shares Represented by ADSs

Under Indian law, voting in relation to the equity shares is by show of hands unless a poll is demanded by a member or members present in person or by proxy holding at least 10% of the total shares entitled to vote on the resolution or by those holding shares with an aggregate paid up capital of at least ₹ 500,000. A proxy (other than a body corporate represented by an authorized representative) may not vote except on a poll. As soon as practicable after receipt of notice of any general meetings or solicitation of consents or proxies of holders of shares or other deposited securities, our Depositary shall fix a record date for determining the holders entitled to give instructions for the exercise of voting rights. The Depositary shall then mail to the holders of ADSs a notice stating (i) such information as is contained in such notice of meeting and any solicitation materials, (ii) that each holder on the record date set by the Depositary will be entitled to instruct the Depositary as to the exercise of the voting rights, if any pertaining to the deposited securities represented by the ADSs evidenced by such holder’s ADRs, and (iii) the manner in which such instruction may be given, including instructions to give discretionary proxy to a person designated by us.

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

“Insider” means any person who is a connected person or in possession of or having access to unpublished price sensitive information;

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

“unpublished price sensitive information (“UPSI”)” means any information, relating to a company or its securities, directly or indirectly, that is not generally available which upon becoming generally available, is likely to materially affect the price of the securities and shall, ordinarily including but not restricted to, information relating to financial results, dividend, changes in capital structure, among others.;

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

Under Indian law, contracts or arrangements in which one or more directors of an Indian company has an interest are not void or voidable because of such interest, provided that certain conditions, such as obtaining the required approval of the board of directors and disclosing the nature of the interest to the board of directors, are satisfied. Subject to a few exceptions, for an interested director transaction not to be voided, (a) the interested director is required to disclose the nature of his concern or interest at a meeting of the board of directors, whether directly or indirectly, is concerned or interested including the Director who a Promoter, Manager, Chief Executive Officer of anybody corporate; (b) the board of directors is required to grant its consent to the contract or arrangement; (c) the interested director is not permitted to take part in the discussion of, or vote on, the contract or arrangement; and (d) the approval of the members is required by way of resolution. An interested director is not to be counted for the purposes of quorum at the time of any such discussion or vote and if the interested director does vote, the vote shall be void. The contravention of relevant provisions is punishable with fine. Nothing in this section shall apply to any contract or arrangement entered into or to be entered into between two companies or between one or more companies and one or more bodies corporate where any of the directors of the one company or body corporate or two or more of them together holds or hold not more than two percent of the paid-up share capital in the other company or the body corporate.

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

Under Delaware law, any corporation may purchase, redeem, receive, take or otherwise acquire, own and hold, sell, lend, exchange, transfer or otherwise dispose of, pledge, use and otherwise deal in and with its own shares, except that generally it may not purchase or redeem those shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption. A corporation may, however, purchase or redeem capital shares that are entitled upon any distribution of its assets, whether by dividend or in liquidation, to a preference over another class or series of its shares if the shares will be retired upon their acquisition and the capital of the corporation is reduced.

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

The following table summarizes certain material differences in the corporate governance standards applicable to us under the listing agreements with the NSE and BSE which is superseded by SEBI (LODR) Regulations, 2015 as amended and the corporate governance standards for a NYSE-listed company, both to a typical US domestic issuer and the requirements that would be different for us as a foreign private issuer, SEBI, in its meeting held on March 28, 2018 approved various recommendations of the Kotak Committee report on corporate governance. Moreover, SEBI through notifications dated May 9, 2018 and May 10, 2018 respectively notified the timelines for implementing these recommendations. These regulations may be called SEBI (Listing Obligations and Disclosure Requirements) (Amendment) Regulations, 2018.

Standard for NYSE-Listed Companies	SEBI (LODR) Regulations, 2015

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

Regulation 17(1) requires that board of directors have an optimum combination of executive and non-executive directors with at least one woman director. Provided that the Board of the top 500 listed entities shall have at least one independent woman director by April 1, 2019 and the Board of the top 1,000 listed entities shall have at least one independent woman director by April 1, 2020; The top 500 and 1,000 listed entities shall be determined on the basis of market capitalisation, at the end of the immediate previous financial year. If the Chairman of the board of directors is an executive director, at least 50.0% of the board of directors should comprise of independent directors. If the Chairman of the board of directors is a non-executive director, then at least one third of the board should comprise of independent directors, provided that where the non-executive Chairman is a promoter of the company or is related to any promoter or person occupying a management position at the board of directors level or at one level below that, at least 50.0% of the board of directors should comprise of independent directors. The Board of the top 1,000 listed entities (with effect from April 1, 2019) and the top 2,000 listed entities (with effect from April 1, 2020) shall comprise of not less than six directors. The top 1,000 and 2,000 listed entities shall be determined on the basis of market capitalization at the end of the immediate previous financial year. No listed entity shall appoint a person or continue the directorship of any person as a non-executive director who has attained the age of 75 years unless a special resolution is passed to that effect, in which case the explanatory statement annexed to the notice for such motion shall indicate the justification for appointing such a person. With effect from April 1, 2020, the top 500 listed entities shall ensure that the Chairperson of the board of such listed entity shall (a) be a non-executive director; (b) not be related to the Managing Director or the Chief Executive Officer as per the definition of the term “relative” defined under the Companies Act, 2013;

Regulation 16(1)(b) define an ‘independent director’ to mean a non-executive, other than a nominee director of a listed entity

(i) who, in the opinion of the board, is a person of integrity and possesses relevant expertise and experience;

(ii) who is or was not a promoter of the company or its holding, subsidiary or associate company or member of the promoter group of the listed entity effective October 1, 2018;

(iii) who is not related to promoters or directors in the company, its holding, subsidiary or associate company;

Standard for NYSE-Listed Companies	SEBI (LODR) Regulations, 2015

(iv) who, apart from receiving director’s remuneration, has or had no material pecuniary relationship with the company, its holding, subsidiary or associate company, or their promoters, or directors, during the two immediately preceding financial years or during the current financial year;

(v) none of whose relatives has or had pecuniary relationship or transaction with the company, its holding, subsidiary or associate company, or their promoters, or directors, amounting to 2% or more of its gross turnover or total income or ₹ 5,000,000 or such higher amount as may be prescribed, whichever is lower, during the two immediately preceding financial years or during the current financial year;

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

(vii) who is not less than 21 years of age;

(viii) who is not a non-independent director of another company on the board of which any non-independent director of the listed entity is an independent director effective October 1, 2018.

Standard for NYSE-Listed Companies	SEBI (LODR) Regulations, 2015

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

•   valuation of undertakings or assets of the listed entity, wherever it is necessary;

•   evaluation of internal financial controls and risk management systems

•   review with management the performance of statutory and internal auditors, and the adequacy of internal control systems.

Standard for NYSE-Listed Companies	SEBI (LODR) Regulations, 2015

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

•   To review the utilization of loans and/ or advances from/investment by the holding company in the subsidiary exceeding ₹ 1,000 million or 10% of the asset size of the subsidiary, whichever is lower including existing loans or advances or investments existing as on the date of coming into force of this provision.

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

Standard for NYSE-Listed Companies	SEBI (LODR) Regulations, 2015

The audit committee must consist of at least three members, and each member must be independent within the meaning established by the NYSE and Rule 10A-3 under the Exchange Act. The audit committee members must be financially literate or become financially literate within a reasonable period of their appointment to the audit committee.	Regulation 18(1)(a)(b) of SEBI (LODR) Regulations, 2015 require that a qualified and independent audit committee should be set up, which has a minimum of three members. Two-thirds of its members should be independent directors and the chairman of the audit committee should be an independent director.

Each listed company must have disclosed whether its Board of directors has identified an audit committee financial expert (as defined under applicable rules of the SEC) and if not, the reasons why the Board has not done so.	Regulation 18(1)(c) of SEBI (LODR) Regulations, 2015 also require that all members of the audit committee should be financially literate and at least one member should have financial management and accounting expertise.

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

The committee must report regularly to the Board.

(The NYSE audit committee requirements apply to us as foreign private issuers and we are not exempt from this requirement.)

Standard for NYSE-Listed Companies	SEBI (LODR) Regulations, 2015

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

(6) recommend to the board, all remuneration, in whatever form, payable to senior management.

The quorum for a meeting of the nomination and remuneration committee shall be either two members or one third of the members of the committee, whichever is greater, including at least one independent director in attendance. The nomination and remuneration committee shall meet at least once in a year.

As per the Companies Act, 2013, the Nomination and Remuneration Committee shall identify persons who are qualified to become directors and who may be appointed in senior management in accordance with the criteria laid down, recommend to the Board their appointment and removal and shall specify the manner for effective evaluation of performance of Board, its committees and individual directors to be carried out either by the Board, by the Nomination and Remuneration Committee or by an independent external agency and review its implementation and compliance. The policy of this Committee shall be placed on the website of the company, if any, and the salient features of the policy and changes therein, if any, along with the web address of the policy, if any, shall be disclosed in the Board’s report.

Standard for NYSE-Listed Companies	SEBI (LODR) Regulations, 2015

Nominating/Corporate Governance Committee

Listed companies must have a nominating/corporate governance committee composed entirely of independent board members.	Companies Act, 2013 requires that every listed company shall constitute a nomination and remuneration committee, comprising of three or more non-executive directors, out of which not less than one-half shall be independent directors. This Committee is also required pursuant to the SEBI (LODR) Regulations, 2015.

Standard for NYSE-Listed Companies	SEBI (LODR) Regulations, 2015

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

The quorum for a meeting of the nomination and remuneration committee shall be either two members or one third of the members of the committee, whichever is greater, including at least one independent director in attendance. The nomination and remuneration committee shall meet at least once in a year.

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

C. Material Contracts

See Item 7 “Major Shareholders and Related Party Transactions—B. Related Party Transactions— Related Party Transactions” for details.

Outstanding loans

See Note 17 “Borrowings” in Notes to Consolidated Financial Statements for details.

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

A person who is a citizen of Bangladesh or an entity incorporated in Bangladesh can invest in India under the FDI Policy, with the prior approval of the DIPP and/ or the respective sectoral administrative ministries or departments. Further, a citizen of Pakistan or an entity incorporated in Pakistan can invest, only under the government approval route, in sectors/activities other than defense, space and atomic energy and sectors/activities prohibited for foreign investment.

Subject to certain conditions, under current regulations, FDI in most industry sectors are under automatic route if the percentage of equity holding by all foreign investors does not exceed specified industry-specific thresholds. These conditions include certain minimum pricing requirements, compliance with the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011, as amended, (‘the Takeover Code’), exit and ownership restrictions based on the nature of the foreign investor. FDI is prohibited in certain sectors such as the lottery business, atomic energy, chit funds, nidhi companies trading in transferable development rights, railways (other than permitted activities), real estate business or construction of farm houses (other than development of townships, construction of residential and commercial premises, roads or bridges and real estate investment trusts registered and regulated under the SEBI (REITs) Regulations 2014 and manufacturing of cigars.

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

Downstream investments by Indian companies/LLP will be subject to the following conditions:

•	Such a company/LLP is to notify the Secretariat for Industrial Assistance, DIPP and/ or the respective sectoral administrative ministries or departments of its downstream investment in the form available at http://www.fipbindia.com within 30 days of such investment, even if capital instruments have not been allotted along with the modality of investment in new/existing ventures (with/without expansion program);

•	Downstream investment by way of induction of foreign investment in an existing Indian company/LLP to be duly supported by a resolution of the board of directors as also a shareholders agreement, if any;

•	Issue/transfer/pricing/valuation of shares shall be in accordance with applicable SEBI/RBI guidelines;

•	For the purpose of downstream investment, the Indian companies/LLP making the downstream investments would have to bring in requisite funds from abroad and not leverage funds from the domestic market. This would, however, not preclude downstream companies/LLPs, with operations, from raising debt in the domestic market. Downstream investments through internal accruals are permissible by an Indian company/LLP subject to certain conditions provided under FDI policy. For the purposes of foreign investment policy, internal accruals will mean as profits transferred to reserve accounts after payment of taxes.

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

A single foreign portfolio investor or an investor group is permitted to invest in equity capital of an Indian company only below 10.0% of the total issued capital of the company. Subject to compliance with all applicable Indian laws, rules, regulations, guidelines and approvals in terms of the FPI Regulations, an FPI, other than a Category III foreign portfolio investor and unregulated broad based funds, which are classified as Category II foreign portfolio investors by virtue of their investment manager being regulated, may issue or otherwise deal in offshore derivative instruments (as defined under the FPI Regulations) directly or indirectly, only in the event (i) such offshore derivative instruments are issued only to persons who are regulated by an appropriate foreign regulatory authority; and (ii) such offshore derivative instruments are issued after compliance with ‘Know Your Client’ norms. An FPI shall ensure that any transfer of offshore derivative instruments issued by or on behalf of the FPI, is made subject to the following conditions: (a) such offshore derivative instruments are transferred to persons subject to fulfillment of sub-regulation (1) of FPI Regulations; and (b) prior consent of the foreign portfolio investor is obtained for such transfer, except when the persons to whom the offshore derivative instruments are to be transferred to are pre-approved by the FPI.

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

The Finance Act 2013 had included General Anti Avoidance Rule (“GAAR”), wherein the tax authority may declare an arrangement as an impermissible avoidance arrangement if an arrangement is not entered at arm’s length, results in misuse/ abuse of provisions of Income Tax Act, 1961, lacks commercial substance or the purpose of arrangement is obtaining a tax benefit. If any of our transactions are found to be ‘impermissible avoidance arrangements’ under GAAR, our business may be affected.

The GAAR was originally proposed to become effective from April 1, 2013. Thereafter, a panel was formed to study the proposed GAAR, and make suitable recommendations. In September 2013, the GoI notified rules regarding the applicability of GAAR provisions. In the Finance Act 2015 it was proposed that the implementation of GAAR be deferred by two years and GAAR provisions be made applicable to the income of fiscal year 2018 and subsequent years by an amendment of the Income Tax Act. Further, investments made up to March 31, 2017 are protected from the applicability of the GAAR amendment in the relevant rules in this regard.

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

Residence

For the purpose of the Income Tax Act, an individual is considered to be a resident of India during fiscal year if he is in India for at least 182 days in a particular year or at least 60 days in a particular year and for a period or periods aggregating at least 365 days in the preceding 4 years. However, the 60 days period shall be read as 182 days in the case of (i) a citizen of India who leaves India in the previous year for employment outside India, or (ii) a citizen of India or a person of Indian origin living abroad who visits India. Previously, a company was considered to be resident in India if it was incorporated in India or the control and management of its affairs is situated wholly in India during the relevant fiscal year. However, the Finance Act 2015 changed the criteria for deciding the residential status of a company in India by stating that the place of effective management of a company would be the critical factor for such determination. Individuals and companies who are not residents of India based on the above mentioned criteria are treated as non-residents. In the Finance Act 2016, place of effective management compliance has been deferred by one year. The new requirements have been made applicable from assessment year 2017-18. The Indian Income Tax department has further clarified that guidelines regarding the place of effective management shall not be applicable to companies having turnover of ₹ 500 million or less in a financial year.

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

Taxation of Dividends

Dividends paid to non-resident holders of ADSs are not presently subject to tax in the hands of the recipient. However, the company that is distributing the dividend was liable to pay a “dividend distribution tax” at the rate of 15.0% (on a gross basis) plus a surcharge of 10.0% and an education cess at the rate of 3.0%. According to the Finance (No. 2) Act, 2014, dividend distribution tax is to be levied on gross distributable surplus amount instead of amount paid net of taxes. This resulted in an increase in the dividend distribution tax to more than 20%, from 16.995% in the earlier years which was applicable to the dividends declared, distributed or paid on or after October 1, 2014. According to the Finance Act 2015, the surcharge on dividend tax has increased from 10% to 12%, and the effective dividend distribution tax rate is 20.35% with effect from April 1, 2016. The Finance Act, 2018 increased the rate of cess from 3.0% to 4.0% which will result in an effective dividend distribution tax rate of 20.6% from April 1, 2018. Under Section 115O(1A) of the Income Tax Act 1961, an Indian company, subject to certain conditions, can set off the dividend income received from its subsidiaries against the amount of dividend declared and distributed by it to its shareholders, therefore reducing the dividend distribution tax to the extent of such set-off.

Any distribution of additional ADS or equity shares to resident or non-resident shareholders will not be subject to any Indian tax.

Further the Finance Act 2016 has provided that any income earned by an individual, Hindu Undivided Family (HUF) or a firm, who is a resident in India, by way of dividend declared, distributed or paid by any domestic company in excess of ₹ 1,000,000 in aggregate shall be chargeable to tax at the rate of 10.0% on gross basis on such amount exceeding ₹ 1,000,000. With the introduction of Finance Act 2017, this provision will be applicable only to specified assessees (specified assessee means a person other than domestic company, charitable trusts registered under section 12 A or 10 (23C) of the Finance Act 2017).

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

•	Long-term capital gain realized by a non-resident upon the sale of equity shares obtained on conversion of ADSs is exempt from tax if the sale of such shares is made on a recognized stock exchange and Securities Transaction Tax, or STT (described below) is paid. However, the Finance Act 2018 effective from fiscal year 2018-19, has removed this exemption and long-term capital gain on sale of listed shares, on which STT is paid, is also taxable at 10.0% and

•	Any short term capital gain is taxed at 15.0% along with the applicable surcharge and education cess, if the sale of such equity shares is settled on a recognized stock exchange and STT is paid on such sale.

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

Capital Losses

The losses arising from a transfer of a capital asset in India can only be set off against capital gains and not against any other income in accordance with the Income Tax Act. A long-term capital loss may be set off only against a long-term capital gain. To the extent the losses are not absorbed in the year of transfer, they may be carried forward for a period of 8 years immediately succeeding the year for which the loss was first computed and may be set off against the long-term capital gains assessable for such subsequent years. In order to get the benefit of set-off of the capital losses in this manner, the non-resident investor must file appropriate and timely tax returns in India.

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

Service Tax

Till June 30, 2017, brokerage or commission fees paid to stockbrokers in connection with the sale or purchase of equity shares were subject to Indian service tax at the effective tax rate of 12.36% (including cess of 3.0%) collected by the stockbroker. Further, pursuant to Section 65(101) of the Finance Act (2 of the 2004) a sub-broker was also subject to this service tax. The Finance Act 2015 increased the service tax rate from 12.36% to 14% effective from June 1, 2015. The ‘Education Cess’ and ‘Secondary and Higher Education Cess’ were subsumed in the revised rate of service tax of 14.0%. In addition to service tax, the GoI further levied Swachh Bharat Cess at the rate of 0.50% on the value of taxable services effective from November 15, 2015. The Finance Act 2016 further levied Krishi Kalyan Cess at the rate of 0.50% on the value of taxable services effective from June 1, 2016.

Goods and Service Tax (GST)

With effect from July 1, 2017, service tax was subsumed under GST. Therefore, brokerage or commission fees paid to stockbrokers in connection with the sale or purchase of equity shares became subject to GST at the rate of 18.0% and sub-brokers also became subject to GST at the same rate.

Minimum Alternate Tax

The Income Tax Act imposes a Minimum Alternate Tax on companies wherein the income tax payable on the total income is less than 18.5% of its book profit. The Minimum Alternate Tax is payable at the rate of 18.5% plus applicable surcharge and cess. The Finance Act 2013 increased the surcharge on income of domestic companies having taxable income above ₹ 100 million ($ 2 million) from 5.0% to 10.0% which resulted in the increase in the effective Minimum Alternate Tax rate for such companies from 20.01% to 20.96%. The Finance Act, 2015 has increased the surcharge to 12% which resulted in an increase in the effective Minimum Alternate Tax rate for such companies to 21.34% which has been increased to 21.5% from April 1, 2018. Amounts paid as Minimum Alternate Tax may be applied towards regular income taxes payable in any of the succeeding 15 years (as amended by the Finance Act 2017) subject to certain conditions. The manner of computing the Minimum Alternate Tax which can be claimed as a credit is specified in the Income Tax Act. The Finance Act, 2007, included income eligible for deductions under section 10A and 10B of the Act in the computation of book profits for the levy of Minimum Alternate Tax, and determined that Minimum Alternate Tax is payable on income which falls within the ambit of section 10A and 10B of the Act.

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

The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker dealers;

•	United States expatriates;

•	traders that elect to use the mark-to-market method of accounting;

•	tax-exempt entities;

•	persons liable for the alternative minimum tax;

•	persons holding an ADS or equity share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10.0% or more of our stock, by total combined voting power or by value;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our ADSs or equity shares being taken into account in an applicable financial statement;

•	persons who acquired ADSs or equity shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	persons holding ADSs or equity shares through partnerships or other pass-through entities.

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

Any dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends distributed by us with respect to ADSs or equity shares will generally constitute “passive category income”. A US Holder may not be able to claim a foreign tax credit for any Indian taxes imposed with respect to dividend distribution taxes on ADSs or equity shares (as discussed under “- India Taxation—Taxation of Dividends”). The rules relating to the determination of the foreign tax credit are complex and US Holders should consult their tax advisors to determine whether and to what extent a credit would be available in their particular circumstances, including the effects of any applicable income tax treaties.

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

Passive Foreign Investment Company

Based on the market prices of our equity shares and ADSs and the composition of our income and assets, including goodwill, although not clear, we do not believe we were a PFIC for United States federal income tax purposes for our taxable year ended March 31, 2018. However, the application of the PFIC rules is subject to uncertainty in several respects and, therefore, the US Internal Revenue Service may assert that, contrary to our belief, we were a PFIC for such taxable year. Moreover, although the asset test (defined below) is required to be calculated based on the fair market value of our assets, we did not do a valuation of our assets and our belief that we were not a PFIC for our taxable year ended March 31, 2018 is, in part, based on the book value of our assets. In addition, we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you we will not be a PFIC for the taxable year ending on March 31, 2018 or any future taxable year.

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

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25.0% (by value) of the stock. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our equity shares and ADSs, which has historically been volatile, fluctuations in the market price of our equity shares and ADSs may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. While we still believe we were not a PFIC for our taxable year ended March 31, 2018, there is no guarantee that the U.S. Internal Revenue service would agree such on position.

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

	Type of Service	Fees	Payer
1.	Issuance of ADSs upon the deposit of ordinary shares (excluding issuances as a result of distributions described in paragraph 4 below).	Up to $ 5 per 100 ADSs (or any portion thereof) issued.	Person depositing ordinary shares or person receiving ADSs.

2.	Delivery of Deposited Securities (as defined under the Deposit Agreement) against surrender of ADSs.	Up to $ 5 per 100 ADSs (or any portion thereof) surrendered.	Person surrendering ADSs for purpose of withdrawal of Deposited Securities or person to whom Deposited Securities are delivered.

3.	Distribution of cash dividends or other cash distributions (i.e. sale of rights and other entitlements).	Up to $ 2 per 100 ADSs (or any portion thereof) held.	Person to whom distribution is made.

4.	Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs.	Up to $ 5 per 100 ADSs (or any portion thereof) held.	Person to whom distribution is made.

5.	Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e. spin-off shares).	Up to $ 5 per 100 ADSs (or any portion thereof) held.	Person to whom distribution is made.

6.	Depositary services.	Up to $ 2 per 100 ADSs (or any portion thereof) held.	Person holding ADSs on applicable record date(s) established by the Depositary.

7.	Transfer of ADRs.	Up to $ 1.50 per certificate presented for transfer.	Person presenting certificate for transfer.

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

During fiscal year 2018, the Depositary has reimbursed to us an amount of $ 2,129,240 (after deduction of applicable withholding taxes amounting to $ 912,531) with respect to investor relations expenses.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

ADS offering in 2009

On July 16, 2009, we completed the ADS offering on the NYSE. We sold an aggregate of 131,906,011 ADSs representing 131,906,011 equity shares. The price per ADS was $ 12.15. The joint book runners of the ADS offering were J.P. Morgan Securities Inc. and Morgan Stanley & Co. International plc. The joint book runners exercised their over-allotment option to acquire an additional 8,449,221 ADSs at $ 12.15 per ADS. The aggregate price of the offering amount, including the over-allotment option, registered and sold was $ 1,603 million.

The registration statement on Form F-3 (File No. 333-160580) filed by us in connection with the ADS offering was automatically effective on July 15, 2009. The net proceeds from the offering to us, after deducting underwriting discounts and commissions and offering expenses ($ 14 million), amounted to $ 1,589 million. As of March 31, 2014, we have used the entire proceeds for the purpose mentioned in the offer document.

Pursuant to the Re-organization Transactions, each holder of the SIIL ADSs, received three Vedanta Limited ADSs for every five existing SIIL ADSs. The total outstanding Vedanta Limited ADSs as of March 31, 2018 were 62,106,174.

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

Based on the foregoing, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of March 31, 2018, our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of internal control over financial reporting as of March 31, 2018 based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of this assessment, management concluded that, as of March 31, 2018, our internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The scope of our management’s assessment of the effectiveness of internal control over financial reporting includes all of our company’s consolidated operations.

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

The effectiveness of our internal control over financial reporting as at March 31, 2018 has been audited by S.R. Batliboi & Co. LLP, India, our independent registered public accounting firm, as stated in their report which is reproduced in its entirety in Item 15(c) below:

(c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Vedanta Limited

Opinion on Internal Control over Financial Reporting

We have audited Vedanta Limited and subsidiaries’ internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Vedanta Limited and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of March 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of March 31, 2018 and 2017, the related consolidated statements of profit or loss, comprehensive income, cash flows and changes in equity for each of the two years in the period ended March 31, 2018, and the related notes and our report dated July 31, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ S. R. Batliboi & Co. LLP

Gurugram, India

July 31, 2018

(d) Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, management has concluded that no such changes have occurred in fiscal year 2018.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Chairperson of our Audit Committee is Lalita D. Gupte. Ravi Kant, Aman Mehta and U.K. Sinha are the other members of the Audit Committee. Mr. U.K. Sinha was appointed as a member of the Audit Committee on March 28, 2018.

Each of Messrs. Kant, Mehta, Sinha and Ms. Gupte satisfy the “independence” requirements pursuant to the rules of the SEC and Rule 10A-3 of the Exchange Act. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” for the experience and qualifications of the members of the Audit Committee.

Our Board has determined that Ms. Gupte qualifies as an “audit committee financial expert” within the requirements of the rules promulgated by the SEC relating to audit committees.

ITEM 16B.	CODE OF ETHICS

We have adopted a written Code of Business Conduct and Ethics that is applicable to all of our directors, senior management, executive officers and employees. We amended our Code of Business Conduct and Ethics in October 2014. We added certain provisions including applicable provisions relating to the U.K Bribery Act, 2010, particularly on the meaning, scope and application of the terms bribery, corruption, fraud, gifts, entertainment and political contributions to the Company and our employees. As an issuer of securities in the United States, we are subject to the US Foreign Corrupt Practices Act (FCPA). Our businesses in other countries shall comply with their respective anti-corruption laws. Additionally, in accordance with the Companies Act, 2013 and the amendment in the listing agreement of stock exchanges in India, the Code of Business Conduct and Ethics was amended to incorporate the duties of the Independent Directors. The Code of Business Conduct and Ethics was amended in April 2015, elaborating on competition law and fair dealing. In addition to this amendment, the Code of Business Conduct and Ethics was further amended at the board meeting held in July 2015, to refresh the core purposes and values of the Company. During fiscal year 2017, the Health, Safety and Environment section in the Company’s Code of Business Conduct and Ethics was amended to reflect applicable provisions relating to the U.K. Modern Slavery Act, 2015, particularly by including a Slavery and Trafficking Statement including the steps taken that slavery and human trafficking is not taking place, either in our business or supply chains.

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

Deloitte Haskins & Sells LLP (“Deloitte”) served as our independent registered public accountant for the year ended March 31, 2016 and SRB were appointed as independent registered public accountant for the year ended March 31, 2017. The following table shows the aggregate fees for the professional services and other services rendered by SRB and the various member firms of SRB to us, including our subsidiaries, in fiscal years 2017 and 2018.

	Fiscal year
	2017	2018
	($ in thousands)
Audit fees (audit and review of financial statements)	3,364	3,794
Audit-related fees (including other miscellaneous audit related certifications)	58	60
Tax fees (tax audit, other certifications and tax advisory services)	108	84
All other fees (certification on corporate governance and advisory services)	285	414

Total	3,815	4,352

Audit Committee Pre-approval Process

Our Audit Committee reviews and pre-approves the scope and the cost of audit services related to us and permissible non-audit services performed by the independent auditors, other than those for de minimis services, which are approved by the Audit Committee prior to the completion of the audit. All of the services related to our Company provided by SRB during the last fiscal year have been approved by the Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total number of shares (and units) purchased	Average price paid per share (or units) (in ₹)	Total number of shares (or units) purchased as part of publically announced plans or programs(1)	Maximum number of shares (or units) that may yet be purchased under plans or programs(1)
August 8, 2017 to August 11, 2017	6,842,374	295.51	10,826,630	5% within one financial year of the paid up capital; 5% within the scheme tenure of the paid up capital

(1)	The shareholders of the Company by way of postal ballot on December 12, 2016 approved the Vedanta Limited ESOS 2016 and issue of securities to the employees of the Company and its holding or subsidiary companies. These options were awarded to employees under the Vedanta Limited ESOS 2016 with effect from December 15, 2016 for which the vesting condition is the performance period of 36 months from December 15, 2016 to December 14, 2019. The options shall expire after six months from the date of vesting.

On December 12, 2016, the shareholders authorized the Company for the acquisition of up to 148,250,244 Equity Shares (which represents five percent of the paid up equity capital as on March 31, 2016, in different tranches from the secondary market by Vedanta Employee Stock Option Scheme trust (“ESOS Trust”) for the purpose of allotment to the employees of the Company and its subsidiary, post vesting of the options allotted. The secondary acquisition in a fiscal year by the ESOS Trust shall not exceed five percent of the paid up equity capital of the Company or such other limit as may be prescribed under the SEBI (Share Based Employee Benefits) Regulations, 2014 from time to time as at the end of the previous fiscal year.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

a) Former independent registered public accounting firm

(i) On June 29, 2016, the Company in its Annual General meeting appointed SRB as the statutory auditor of the Company for its Indian reporting for a term of five (5) years from the fiscal year ended March 31, 2017 to the fiscal year ending March 31, 2021 subject to ratification of their appointment by the members at every Annual General Meeting, as may be required under the applicable provisions of the Companies Act, 2013. SRB replaced Deloitte who was the Company’s statutory auditor until the Annual General Meeting held on June 29, 2016. In order to align the change in auditors for the US reporting, based on the recommendation of the Audit Committee of the Company, the Board of Directors of the Company, on October 28, 2016 approved the appointment of SRB as the Company’s independent registered public accounting firm for U.S. reporting purposes for a term of five (5) years from the fiscal year ended March 31, 2017 to fiscal year ending March 31, 2021. SRB accepted the engagement on October 28, 2016.

(ii) Simultaneously with the engagement of SRB, the Company terminated Deloitte as its independent registered public accounting firm.

(iii) The report of Deloitte on the Company’s consolidated financial statements for fiscal years ended March 31, 2016 and 2015 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

(iv) During the fiscal years ended March 31, 2016 and 2015, and through October 28, 2016, there were no (a) disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Deloitte’s satisfaction, would have caused Deloitte to make reference to the subject matter thereof in connection with its reports for such years; or (b) reportable events that would be required to be described under Item 16 F(a)(1)(v) of Form 20-F in connection with the Company’s annual report on Form 20-F.

(v) The Company provided Deloitte with a copy of the above disclosure and submitted a letter from Deloitte agreeing with such disclosure as Exhibit 99.1 to Form 6-K submitted to the Securities and Exchange Commission on October 28, 2016.b) New independent registered public accounting firm

The Company engaged SRB as its new independent accountants as of October 28, 2016. During the two fiscal years ended March 31, 2016 and 2015 and through October 28, 2016, the Company did not consult SRB regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report was provided to the Company or oral advice was provided that SRB concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of 20F and the related instructions to this item, or a reportable event as that term is described in Item 16F(a)(1)(v) of 20F.

ITEM 16G.	CORPORATE GOVERNANCE

As our ADSs are listed on the NYSE, we are subject to the NYSE listing standards. The NYSE listing standards applicable to us, as a foreign private issuer, are considerably different from those applicable to US companies. Under the NYSE rules, we need only (i) establish an independent Audit Committee; (ii) provide prompt certification by our Chief Executive Officer of any material non-compliance with any corporate governance rules of the NYSE; (iii) provide periodic (annual and interim) written affirmations to the NYSE with respect to our corporate governance practices; and (iv) provide a brief description of significant differences between our corporate governance practices and those followed by US companies. Our Audit Committee consists of four directors: Lalita D. Gupte, who is our Chairperson, Ravi Kant, Aman Mehta and U.K. Sinha. Each of Messrs. Kant, Mehta, Sinha and Ms. Gupte satisfy the “independence” requirements of Rule 10A-3 of the Exchange Act. A brief description of the significant differences between our corporate governance practices and those followed by US companies can be found in “Item 10. Additional Information—B. Memorandum and Articles of Association—Comparison of Corporate Governance Standards.”

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

The following financial statements are filed as part of this Annual Report, together with the report of the independent registered public accounting firms:

•	Report of Independent Registered Public Accounting Firm

•	Consolidated Statements of Profit or Loss for the years ended March 31, 2016, 2017 and 2018

•	Consolidated Statements of Comprehensive Income for the years ended March 31, 2016, 2017 and 2018

•	Consolidated Statements of Cash Flow for the years ended March 31, 2016, 2017 and 2018

•	Consolidated Statements of Financial Position as at March 31, 2017 and 2018

•	Consolidated Statement of Changes in Equity for the years ended March 31, 2016, 2017 and 2018

•	Notes to the consolidated financial statements

ITEM 19.	EXHIBITS

1.1	Certificate of Incorporation pursuant to change of name to Vedanta Limited—incorporated by reference to Exhibit 99.1 to the Form 6-K (File No. 001-33175) of Vedanta Limited, as filed with the SEC on May 29, 2015.

1.2	Memorandum and Articles of Association of Vedanta Limited—incorporated by reference to Exhibit 1.2 of the annual report on Form-20F for fiscal year 2017 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 15, 2017.

2.1	Form of Deposit Agreement among Sterlite Industries (India) Limited, Citibank, N.A., as Depositary, and owners and holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder amended (including the Form of ADR)—incorporated by reference to Exhibit (a) of Amendment No. 2 to the Registration Statement on Form F-6 (File No. 333-139102), as filed with the SEC on June 15, 2007 as amended by Form of ADR incorporated by reference to Form 424B3 (File No. 333-139102), as filed with the SEC on June 28, 2010.

2.2	Form of Deposit Agreement among Sesa Goa Limited and Citibank, N.A., as Depositary and the holders and beneficial owners of American Depositary Shares issued thereunder—incorporated by reference to Exhibit 99.1 to the Form 6-K (File No. 001-33175), as filed with the SEC on September 11, 2013.

2.3	Form of Deposit Agreement among Vedanta Limited and Citibank, N.A., for continued appointment of Citibank as the exclusive Depositary of American Depositary Receipts issued thereunder—incorporated by reference to Exhibit 2.3 of the annual report on Form-20F for fiscal year 2017 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 15, 2017.

2.4	Specimen share certificate—incorporated by reference to Exhibit 99.2 to the Form 6-K (File No. 001-33175) of Vedanta Limited, as filed with the SEC on May 29, 2015.

4.1**	Brand License Agreement with Vedanta Resources Plc.

4.2	Vedanta Resources plc Long-Term Incentive Plan—incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.3	Vedanta Resources plc Employee Share Ownership Plan (“ESOP”) 2013—incorporated by reference to Exhibit 4.2 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.4	Vedanta Resources plc ESOP Scheme 2012—incorporated by reference to Exhibit 4.3 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.5	Vedanta Resources plc Performance Share Plan Rules—incorporated by reference to Exhibit 4.4 of the annual report on Form-20F for fiscal year 2017 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 15, 2017.

4.6	Cairn India Performance Option Plan—incorporated by reference to Exhibit 4.6 of the annual report on Form-20F for fiscal year 2016 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 1, 2016.

4.7	Vedanta Resources plc Deferred Share Bonus Plan 2015—incorporated by reference to Exhibit 4.6 of the annual report on Form-20F for fiscal year 2017 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 15, 2017.

4.8	Vedanta Limited Share Plan: Employee Stock Option Scheme (ESOS) 2016—incorporated by reference to Exhibit 4.7 of the annual report on Form-20F for fiscal year 2017 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 15, 2017.

4.9**	Vedanta Limited Share Plan: Employee Stock Option Scheme (ESOS) 2017.

4.10	Relationship Agreement dated December 5, 2003 among Vedanta, Volcan Investments Limited, Dwarka Prasad Agarwal, Agnivesh Agarwal and Anil Agarwal—incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.11	Deed of Adherence dated December 11, 2007 among Vedanta Resources plc, Volcan Investments Limited, Onclave PTC Limited and Anil Agarwal-incorporated by reference to Exhibit 4.3 of the annual report on Form-20F for fiscal year 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.12	Shared Services Agreement dated December 5, 2003 among Vedanta, Sterlite Optical Technologies Limited, Sterlite Gold Limited and Sterlite Industries (India) Limited, including the letter agreement dated April 13, 2006 amending the Shared Services Agreement—incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.13	Consultancy Agreement dated March 29, 2005 between Vedanta and Sterlite Industries (India) Limited—incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.14	Management Services Agreement dated May 20, 2014 between Vedanta and Sesa Sterlite Limited—incorporated by reference to Exhibit 4.8 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.15	Representative Office Agreement dated March 29, 2005 between Vedanta and Sterlite Industries (India) Limited—incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.16	Representative Office Agreement dated May 20, 2014 between Vedanta and Sesa Sterlite Limited—incorporated by reference to Exhibit 4.10 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.17	Shareholders’ Agreement between the President of India and Sterlite Opportunities and Ventures Limited dated April 4, 2002—incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.18	Shareholders’ Agreement between Sterlite Industries (India) Limited, GoI and BALCO dated March 2, 2001—incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1(File No. 333-138739), as filed with the SEC on November 15, 2006.

4.19	Guarantee Agreement between the President of India, Sterlite Industries (India) Limited, Sterlite Optical Technologies Limited and Sterlite Opportunities and Ventures Limited dated April 4, 2002—incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.20	Agreement between Vedanta Aluminium Limited and Orissa Mining Corporation Limited dated October 5, 2004—incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.21	Mining lease between the Government of Rajasthan and HZL dated March 13, 1980 renewed on September 15, 2000 pursuant to an order of the Government of Rajasthan dated May 1, 2000 and an indenture dated September 15, 2000—incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.22	$ 92.6 million Term Facility Agreement between Sterlite Industries (India) Limited as borrower and CALYON, Standard Chartered Bank and ICICI Bank Limited as lenders dated March 22, 2006—incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.23	Japanese Yen 3,570 million and $ 19.65 million Term Loan Facilities Agreement between Sterlite Industries (India) Limited as borrower and ICICI Bank Limited, Sumitomo Mitsui Banking Corporation and DBS Bank Limited as lenders dated September 19, 2005—incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.24	$ 125 million Term Facility Agreement between HZL as borrower and ABN AMRO Bank N.V., CALYON, Standard Chartered Bank, DBS Bank Limited, Mizuho Corporate Bank, Limited., Sumitomo Mitsui Banking Corporation, The Sumitomo Trust and Banking Co., Limited., Cathay United Bank, Hua Nan Commercial Bank, National Bank of Kuwait S.A.K., Bank of Taiwan, The Export-Import Bank of the Republic of China, Chang Hwa Commercial Bank Limited., Chiao Tung Bank Co., Limited., The International Commercial Bank of China, Co. Limited., Mascareignes International Bank Ltd., Syndicate Bank, Canara Bank and The Shanghai Commercial and Savings Bank, Limited. as lenders dated July 29, 2005—incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.25	$ 50 million Facility Agreement between BALCO as borrower and ICICI Bank Limited, Singapore Branch, ICICI Bank Limited, Bahrain Branch and ICICI Bank Limited, Offshore Banking Unit as lenders dated November 8, 2004—incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.26	$ 50 million Facility Agreement between BALCO as borrower and ICICI Bank Limited, ICICI Bank Limited, Bahrain Branch and ICICI Bank Limited, Offshore Banking Unit as lenders dated November 10, 2004—incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.27	₹ 10,000 million Facility Agreement between BALCO as borrower and Oriental Bank of Commerce, Syndicate Bank, The Jammu & Kashmir Bank Limited, Corporation Bank, Housing Development Finance Corporation Limited, State Bank of Bikaner & Jaipur, State Bank of Hyderabad, State Bank of Indore, State Bank of Mysore, State Bank of Patiala, State Bank of Saurashtra, The Federal Bank Limited, The Karnataka Bank Limited, The Karur Vysya Bank Limited, UCO Bank, Vijaya Bank, ABN AMRO Bank N.V., The Laxmi Vilas Bank Limited as lenders dated September 16, 2003—incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.28	Information Memorandum dated May 30, 2013 relating to the issue of 5000 rated taxable secured listed redeemable non-convertible debentures of face value of ₹ 1 million each, aggregating up to ₹ 5000 million to be issued on a private placement basis in the financial year 2013-14 by BALCO—incorporated by reference to Exhibit 4.23 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.29	Disclosure document dated July 3, 2013 for private placement of secured, redeemable non-convertible debentures of ₹ 1,000,000 each aggregating up to ₹ 25000 million by Sterlite Industries (India) Limited—incorporated by reference to Exhibit 4.24 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.30	Disclosure document dated July 3, 2013 for Private Placement of Secured, Redeemable Non-Convertible Debentures of ₹ 1,000,000 each aggregating up to ₹ 4500 million—incorporated by reference to Exhibit 4.25 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.31	Disclosure document dated July 3, 2013, for Private Placement of Secured, Redeemable Non-Convertible Debenture of ₹ 100,000 each aggregating up to ₹ 750 million—incorporated by reference to Exhibit 4.26 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.32	Common Rupee Loan Agreement dated December 27, 2013 among Sesa Sterlite Limited as Borrower, the Banks and Financial Institutions set forth in Part A Schedule I, as Rupee Lenders, Axis Bank Limited, as Lenders’ Agent and Axis Trustee Services Limited as Security Trustee—incorporated by reference to Exhibit 4.27 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.33	Term Loan Agreement dated November 28, 2013 between Sesa Sterlite and Canara Bank—incorporated by reference to Exhibit 4.28 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.34	US$100,000,000 Facility Agreement dated June 20, 2008 between Vedanta Aluminium Limited as Borrower, ICICI Bank Limited as Arranger, The Banks and Financial Institutions (listed in Schedule 1) as Original Lenders and ICICI Bank Limited as Agent—incorporated by reference to Exhibit 4.29 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.35	Facility Agreement dated April 5, 2011 between Vedanta Aluminium Limited as Borrower, The Banks and Financial Institutions Set Forth in Schedule I as the Rupee Lenders and State Bank of India as the Issuing Bank and Facility Agent—incorporated by reference to Exhibit 4.30 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.36	Amendment and Restatement Agreement dated June 27, 2011 relating to the $500,000,000 Intercompany Loan Facility Agreement dated July 6, 2009 between Vedanta Aluminium as the borrower and Welter Trading Limited as the original lender and Axis Bank Limited, Hong Kong Branch as agent and Security Trustee under the Amended and Restated Facility Agreement—incorporated by reference to Exhibit 4.31 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.37	$50,000,000 Facility Agreement dated January 8, 2013 among Vedanta Aluminium as the original borrower, Sterlite Industries (India) Limited as guarantor, AXIS Bank Limited, Hong Kong Branch as arranger, as original lender and as agent and AXIS Bank Limited as security trustee—incorporated by reference to Exhibit 4.32 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.38	$1,200,000,000 Facility Agreement dated May 15, 2013 for Vedanta with Twin Star Mauritius Holdings Limited as borrower arranged by Bank of America, N.A., Barclays Banl Plc, Citigroup Global Markets Asia Limited, J.P. Morgan Chase Bank N.A., Singapore Branch, The Royal Bank of Scotland Plc and Standard Chartered Bank and Standard Chartered Bank (Mauritius) Limited acting as account bank and Standard Chartered Bank acting as agent and security agent—incorporated by reference to Exhibit 4.33 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.39	₹ 50,000 million Facility Agreement dated July 21, 2014 among Sesa Sterlite Limited as borrower, State Bank of India as lender and SBICAP Trustee Company Limited as security trustee—incorporated by reference to Exhibit 4.35 of the annual report on Form-20F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

4.40	₹ 10,000 million Facility Agreement dated April 15, 2014 among Sesa Sterlite Limited as borrower and Union Bank of India as lender—incorporated by reference to Exhibit 4.36 of the annual report on Form-20F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

4.41	₹ 20,000 million Facility Agreement dated April 15, 2014 among Sesa Sterlite Limited as borrower, Bank of India as lender and SBICAP Trustee Company Limited as security trustee—incorporated by reference to Exhibit 4.37 of the annual report on Form-20F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

4.42	₹ 10,250 million Facility Agreement dated April 15, 2014 among Sesa Sterlite Limited as borrower and Syndicate Bank as lender—incorporated by reference to Exhibit 4.38 of the annual report on Form-20F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

4.43	₹ 20,000 million Facility Agreement dated April 15, 2014 among Sesa Sterlite Limited as borrower and Bank of Baroda as lender—incorporated by reference to Exhibit 4.39 of the annual report on Form-20F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

4.44	Debenture trust deed dated December 23, 2014 for 9.36% rated, secured, listed, redeemable non-convertible debentures between Sesa Sterlite Limited as the Issuer and Axis Trustee Services Limited as the Debenture Trustee—incorporated by reference to Exhibit 4.40 of the annual report on Form-20F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

4.45	$ 250 million conventional facility (with a greenshoe option to increase the facility amount by $ 125 million) and $ 250 million Islamic facility (with a greenshoe option to increase the facility amount by $ 125 million) for Vedanta Resources Plc with Twin Star Mauritius Holdings Ltd arranged by First Gulf Bank PJSC and Standard Chartered Bank as Conventional Facility Arrangers and Islamic Facility Arrangers, and Standard Chartered Bank (Mauritius) Limited acting as Account Bank and Standard Chartered Bank acting as Global Facility Agent—incorporated by reference to Exhibit 4.41 of the annual report on Form-20F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

4.46	$ 100 million Facility Agreement dated August 20, 2014 among Twin Star Mauritius Holdings Ltd as borrower and Vedanta Resources Jersey II Limited as lender—incorporated by reference to Exhibit 4.42 of the annual report on Form-20F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

4.47	Subscription Agreement between Sterlite Industries (India) Limited and the Life Insurance Corporation of India dated April 9, 2003—incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-1(File No. 333-138739), as filed with the SEC on November 15, 2006.

4.48	Option Agreement between Sterlite Industries (India) Limited, India Foils Limited and ICICI Bank Limited dated February 18, 2005—incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.49	Corporate Guarantee by Sterlite Industries (India) Limited to ICICI Bank Limited on behalf of India Foils Limited dated February 8, 2005—incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-1(File No. 333-138739), as filed with the SEC on November 15, 2006.

4.50	Corporate Guarantee by Sterlite Industries (India) Limited to ICICI Bank Limited on behalf of Vedanta Aluminium Limited dated December 4, 2004—incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.51	Frame Contract between Sterlite Industries (India) Limited and the CMT dated July 1, 2004, as amended on July 1, 2004—incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.52	Copper Concentrate Purchase Contract between Sterlite Industries (India) Limited and the CMT dated July 1, 2005—incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.53	Agreement for Sale and Purchase of the Power Transmission Line Division between Sterlite Industries (India) Limited and Sterlite Optical Technologies Limited dated August 30, 2006—incorporated by reference to Exhibit 10.24 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.54	Agreement between Sterlite Industries (India) Limited and Navin Agarwal dated October 8, 2003—incorporated by reference to Exhibit 10.25 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.55	Agreement between Sesa Goa Limited and Navin Agarwal dated August 17, 2013—incorporated by reference to Exhibit 4.42 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.56	Agreement between Sterlite Industries (India) Limited and Kuldip Kumar Kaura dated September 12, 2006—incorporated by reference to Exhibit 10.26 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.57	Letter issued by Sterlite Industries (India) Limited to Kuldip Kumar Kaura dated March 27, 2008—incorporated by reference to Exhibit 4.28 of the annual report on Form-20F for fiscal year 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.58	Share Purchase Agreement between Sterlite Industries (India) Limited and Anil Agarwal dated October 3, 2006 relating to the sale of Sterlite Energy Limited—incorporated by reference to Exhibit 10.29 of Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 22, 2006.

4.59	Share Purchase Agreement between Sterlite Industries (India) Limited and Dwarka Prasad Agarwal dated October 3, 2006 relating to the sale of Sterlite Energy Limited—incorporated by reference to Exhibit 10.30 of Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 22, 2006.

4.60	Share Purchase Agreement between Sterlite Industries (India) Limited and Twin Star Infrastructure Limited dated October 3, 2006 relating to the sale of Sterlite Energy Limited—incorporated by reference to Exhibit 10.31 of Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 22, 2006.

4.61	Specialty Deed between CMT, Mt Lyell Mining Company Limited, Citibank Limited and Citibank, N.A. dated April 1, 1999—incorporated by reference to Exhibit 10.36 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

4.62	Subordination Deed Poll between Monte Cello Corporation N.V., Citibank Limited and Citibank, N.A. dated April 1, 1999—incorporated by reference to Exhibit 10.37 of Amendment No. 2 to the Registration Statement on Form F-1(File No. 333-138739), as filed with the SEC on February 8, 2007.

4.63	Deed of Assignment of Debt between Monte Cello Corporation N.V. and Mt Lyell Mining Company Limited dated April 1, 1999—incorporated by reference to Exhibit 10.38 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

4.64	Deed of Assignment of Debt between Monte Cello Corporation N.V., Citibank Limited and Citibank, N.A. dated April 1, 1999—incorporated by reference to Exhibit 10.39 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

4.65	Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated August 29, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures-incorporated by reference to Exhibit 4.38 of the annual report on Form-20F for fiscal year 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.66	Addendum dated March 17, 2008 to the Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated August 29, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures-incorporated by reference to Exhibit 4.39 of the annual report on Form-20F for fiscal year 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.67	Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated December 23, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures-incorporated by reference to Exhibit 4.40 of the annual report on Form-20F for fiscal year 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.68	Addendum dated March 17, 2008 to the Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated December 23, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures-incorporated by reference to Exhibit 4.41 of the annual report on Form-20F for fiscal year 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.69	Purchase and Sale Agreement dated May 30, 2008 among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (U.S.A), Inc. and Sterlite Industries (India) Limited—incorporated by reference to Exhibit 4.42 of the annual report on Form-20F for fiscal year 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.70	Amendment No. 1 dated April 15, 2009 to the Settlement and Sale and Purchase Agreement dated March 6, 2009 among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (U.S.A), Inc., and Sterlite Industries (India) Limited—incorporated by reference to Exhibit 4.43 of the annual report on Form-20F for fiscal year 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.71	Amendment No. 2 effective as of April 22, 2009 to the Settlement and Sale and Purchase Agreement dated March 6, 2009, as amended on April 15, 2009, among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (U.S.A), Inc., and Sterlite Industries (India) Limited—incorporated by reference to Exhibit 4.44 of the annual report on Form-20F for fiscal year 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.72	Amendment No. 3 effective as of June 12, 2009 to the Settlement and Sale and Purchase Agreement dated March 6, 2009, as amended on April 15, 2009 and April 22, 2009, among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (U.S.A), Inc., and Sterlite Industries (India) Limited—incorporated by reference to Exhibit 4.45 of the annual report on Form-20F for fiscal year 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.73	Sterlite Plan Agreement in Principle Term Sheet dated June 12, 2009 among Asarco LLC, the subsidiary debtors, Sterlite (U.S.A), Inc., Robert C. Pate, in his capacity as the Future Claims Representative, and the Official Committee of Asbestos Claimants—incorporated by reference to Exhibit 4.46 of the annual report on Form-20F for fiscal year 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.74	Credit Agreement Letter dated February 7, 2005 between India Foils Limited and ICICI Bank Limited-incorporated by reference to Exhibit 4.47 of the annual report on Form-20F for fiscal year 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.75	Novation Agreement dated November 15, 2008 among Sterlite Industries (India) Limited, India Foils Limited and ICICI Bank Limited in respect of ₹ 773 million term loan facility—incorporated by reference to Exhibit 4.48 of the annual report on Form-20F for fiscal year 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.76	Credit Agreement Letter dated August 4, 2005 between India Foils Limited and ICICI Bank Limited-incorporated by reference to Exhibit 4.49 of the annual report on Form-20F for fiscal year 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.77	Novation Agreement dated November 15, 2008 among Sterlite Industries (India) Limited, India Foils Limited and ICICI Bank Limited in respect of the ₹ 250 million term loan facility—incorporated by reference to Exhibit 4.50 of the annual report on Form-20F for fiscal year 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.78	Agreement dated February 18, 2009 between the Orissa Mining Corporation Limited and Sterlite Industries (India) Limited—incorporated by reference to Exhibit 4.55 of the annual report on Form-20F for fiscal year 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.79	Term Sheet dated May 22, 2009 between Sterlite Industries (India) Limited and Vedanta Aluminium Limited relating to the subscription of 9.75% Non-Convertible Debentures-incorporated by reference to Exhibit 4.54 of the annual report on Form-20F for fiscal year 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.80	Indenture and Supplemental Indenture, both dated October 29, 2009, between Sterlite Industries (India) Limited and Wilmington Trust Company as trustee and Citibank, N.A., as securities administrator—incorporated by reference to Exhibits 4.1 and 4.2 to the Form-6K (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on November 3, 2009.

4.81	Second Supplemental Indenture dated October 29, 2009, between Sesa Goa Limited and Wilmington Trust Company as trustee and Citibank N.A., as securities administrator—incorporated by reference to Exhibit 99.2 to the Form 6-K (File 001-33175) of Sesa Sterlite Limited, as filed with the SEC on September 11, 2013.

4.82	Trust Deed dated October 30, 2009 between Sesa Goa Limited and Citicorp International Limited for the $500,000,000 5.0% Convertible Bonds due 2014 convertible into Shares of Sesa Goa Limited—incorporated by reference to Exhibit 4.73 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.83	Amendment dated March 29, 2009 to the Consultancy and Representative Office Agreement between Vedanta and Sterlite Industries (India) Limited both dated March 29, 2005—incorporated by reference to Exhibit 4.56 of the annual report on Form 20-F for fiscal year 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.84	Outsourcing Services Agreement dated April 1, 2010 between Vedanta and Sterlite Industries (India) Limited—incorporated by reference to Exhibit 4.57 of the annual report on Form 20-F for fiscal year 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.85	Outsourcing Services Agreement dated May 20, 2014 between Vedanta and Sesa Sterlite Limited—incorporated by reference to Exhibit 4.76 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.86	Share Purchase Agreement dated May 9, 2010 between Anglo Operations Limited, Taurus International S.A., Anglo South Africa Capital (Pty) Limited, Anglo American Services (UK) Limited, Welter Trading Limited and Vedanta—incorporated by reference to Exhibit 4.58 of the annual report on Form 20-F for fiscal year 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.87	Buyer’s Credit Import Advance facility dated December 8, 2009 and Demand Promissory Note accepted on May 18, 2010 obtained by BALCO from DBS Bank Limited for $ 50 million—incorporated by reference to Exhibit 4.59 of the annual report on Form 20-F for fiscal year 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.88	Letter of Credit Facility Agreement dated August 30, 2010 obtained by TSPL from ICICI Bank for ₹ 10,000 million—incorporated by reference to Exhibit 4.60 of the annual report on Form 20-F for fiscal year 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.89	Share Purchase and Shareholders’ Agreement dated September 17, 2010 between Sterlite Industries (India) Limited, Leighton Contractors (India) Private Limited and Vizag General Cargo Berth Private Limited—incorporated by reference to Exhibit 4.61 of the annual report on Form 20-F for fiscal year 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.90	Corporate Guarantee dated December 8, 2010 given by Sterlite Industries (India) Limited to IL&FS Trust Company Limited on behalf of TSPL—incorporated by reference to Exhibit 4.62 of the annual report on Form 20-F for fiscal year 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.91	Second Deed of Amendment dated December 16, 2010 between Anglo Operations Limited, Taurus International S.A., Anglo South Africa Capital (Pty) Limited, Anglo American Services (UK) Limited, Welter Trading Limited, THL Zinc Limited, Labaume B.V., Pecvest 17 (Proprietary) Limited and Vedanta as an amendment to the Share Purchase Agreement dated May 9, 2010—incorporated by reference to Exhibit 4.63 of the annual report on Form 20-F for fiscal year 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.92	Letter of Credit Facility Agreement dated December 18, 2010 obtained by BALCO from ICICI Bank for ₹ 2.50 billion—incorporated by reference to Exhibit 4.64 of the annual report on Form 20-F for fiscal year 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.93	Service Contract dated January 25, 2011 between Sterlite Industries (India) Limited and Mr. Din Dayal Jalan—incorporated by reference to Exhibit 4.65 of the annual report on Form 20-F for fiscal year 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.94	Service Contract dated January 29, 2013 between Sterlite Industries (India) Limited and Mr. Din Dayal Jalan—incorporated by reference to Exhibit 4.66 of the annual report on Form-20F for fiscal year 2013 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 30, 2013.

4.95	Service Agreement dated April 1, 2014 between Sesa Sterlite Limited and Mr. Din Dayal Jalan—incorporated by reference to Exhibit 4.86 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.96	Addendum to the Service Agreement (dated April 1, 2014) between Sesa Sterlite Limited and Mr. Din Dayal Jalan—incorporated by reference to Exhibit 4.96 of the annual report on Form-20F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

8.1**	List of subsidiaries of Vedanta Limited.

11.1	Sterlite Industries (India) Limited—Code of Business Conduct and Ethics as amended till November 2011—incorporated by reference to Exhibit 11.1 of the annual report on Form 20-F for fiscal year 2012 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on May 25, 2012.

11.2	Sesa Sterlite Limited—Code of Business Conduct and Ethics as revised and approved by the board on January 28, 2014—incorporated by reference to Exhibit 11.2 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

11.3	Sesa Sterlite Limited—Code of Business Conduct and Ethics as revised and approved by the board on October 29, 2014—incorporated by reference to Exhibit 11.3 of the annual report on Form-20F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

11.4	Vedanta Limited—Code of Business Conduct and Ethics as revised and approved by the board on April 29, 2015 and July 29, 2015—incorporated by reference to Exhibit 11.4 of the annual report on Form-20F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

11.5	Vedanta Limited—Antitrust Guidance Notes—incorporated by reference to Exhibit 11.5 of the annual report on Form-20F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

11.6	Vedanta Limited—Code of Business Conduct and Ethics as revised and approved by the board on October 28, 2016 —incorporated by reference to Exhibit 11.6 of the annual report on Form-20F for fiscal year 2017 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 15, 2017.

12.1**	Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2**	Certification by the Chief Financial Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Reserves evaluation report dated June 12, 2014 by DeGolyer and MacNaughton—incorporated by reference to Exhibit 15.2 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

15.2	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2014 on the Proved Reserves of certain Fields in India owned by Cairn India Limited for Sesa Sterlite Limited—incorporated by reference to Exhibit 15.3 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

15.3	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2013 on the Proved Reserves of certain Fields in India owned by Cairn India Limited for Sesa Sterlite Limited—incorporated by reference to Exhibit 15.4 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

15.4	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2012 on the Proved Reserves of certain Fields in India owned by Cairn India Limited for Sesa Sterlite Limited—incorporated by reference to Exhibit 15.5 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

15.5	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2011 on the Proved Reserves of certain Fields in India owned by Cairn India Limited for Sesa Sterlite Limited—incorporated by reference to Exhibit 15.6 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

15.6	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2015 on the Proved Reserves of certain Fields in India owned by Cairn India Limited for Vedanta Limited—incorporated by reference to Exhibit 15.6 of the annual report on Form-20F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

15.7	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2016 on the Proved Reserves of certain Fields in India owned by Cairn India Limited for Vedanta Limited—incorporated by reference to Exhibit 15.7 of the annual report on Form 20-F for fiscal year 2016 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 1, 2016.

15.8	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2017 on the Proved Reserves of certain Fields in India owned by Cairn India Limited for Vedanta Limited—incorporated by reference to Exhibit 15.8 of the annual report on Form-20F for fiscal year 2017 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 15, 2017.

15.9**	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2018 on the Proved Reserves of certain Fields in India owned by Cairn India Limited (now Vedanta Limited - oil and gas business) for Vedanta Limited.

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

VEDANTA LIMITED

By:	/s/ GR Arun Kumar
Name:	GR Arun Kumar
Title:	Whole Time Director and Chief Financial Officer

Date: July 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Vedanta Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Vedanta Limited and subsidiaries (the Company) as of March 31, 2018 and 2017, the related consolidated statements of profit or loss, comprehensive income, cash flows and changes in equity for each of the two years in the period ended March 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated July 31, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ S.R. Batliboi & Co. LLP

We have served as the Company’s auditor since 2017.

Gurugram, India

July 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Vedanta Limited

Mumbai, Maharashtra, India

We have audited the accompanying consolidated statement of profit or loss, comprehensive income, changes in equity and cash flows of Vedanta Limited and its subsidiaries (the “Company”) for the year ended March 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of Vedanta Limited and its subsidiaries for the year ended March 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte Haskins & Sells LLP

Gurugram, India

August 1, 2016

VEDANTA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(In millions except share or per share amounts unless otherwise stated)

For the year ended March 31,		2016	2017	2018	2018
	Notes	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million) (Note 2)
Revenue	4	639,493	717,207	913,720	14,033
Cost of sales*		(875,756)	(533,989)	(655,908)	(10,074)

Gross profit / (loss)		(236,263)	183,218	257,812	3,959
Other operating income		4,785	5,186	5,373	83
Distribution expenses		(12,070)	(16,361)	(15,553)	(239)
Administration expenses		(25,274)	(19,299)	(24,101)	(370)

Operating profit / (loss)		(268,822)	152,744	223,531	3,433
Investment and other income	5	43,998	45,428	30,986	476
Finance and other costs	6	(59,584)	(61,600)	(141,182)	(2,168)

Profit / (loss) before tax		(284,408)	136,572	113,335	1,741
Income tax (expense) / benefit	7	103,060	(38,027)	(66,426)	(1,020)

Profit / (loss) for the year		(181,348)	98,545	46,909	721
Profit / (loss) attributable to:
Equity holders of the parent		(125,153)	55,033	13,705	210
Non-controlling interests		(56,195)	43,512	33,204	511

Profit / (loss) for the year		(181,348)	98,545	46,909	721

Earnings / (loss) per share	27
Basic		(42.21)	18.57	3.69	0.06
Diluted		(42.21)	18.56	3.69	0.06
Weighted average number of equity shares used in computing earnings per share
Basic		2,965,004,871	2,964,333,584	3,709,778,760	3,709,778,760
Diluted		2,965,004,871	2,965,560,871	3,717,466,311	3,717,466,311

The accompanying notes are an integral part of these consolidated financial statements.

*	Cost of sales for the year ended March 31, 2016, March 31, 2017 and March 31, 2018 includes net impairment (charge)/ reversal of ₹ (339,549) million, ₹ (1,162) million and ₹ 44,679 million ($ 686 million) respectively (Refer note 8a & 8b).

The Group’s (Refer note 1- Group overview) consolidated statements of profit or loss are presented disclosing expenses by function. The consolidated statements of profit or loss disclosing expenses presented by nature are in Note 32 (c).

VEDANTA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions except share or per share amounts unless otherwise stated)

For the year ended March 31,	2016	2017	2018	2018
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million) (Note 2)
Profit / (loss) for the year	(181,348)	98,545	46,909	721
Other comprehensive income, net of income tax:

Items that will not be reclassified subsequently to profit or loss
Re-measurement of defined benefit obligation*	(93)	(14)	101	2

Items that will be reclassified subsequently to profit or loss

Exchange differences on translation of foreign operations*	3,227	(3,466)	87,416	1,343

Gain on available-for-sale financial investments	170	263	900	14
Cash flow hedges*#	163	(16)	(102)	(2)

Total other comprehensive income for the year, net of income tax	3,467	(3,233)	88,315	1,357

Total Comprehensive Income / (loss) for the year	(177,881)	95,312	135,224	2,078

Total Comprehensive Income / (loss) attributable to:
Equity holders of the parent	(132,708)	54,292	101,275	1,556
Non-controlling interests	(45,173)	41,020	33,949	522

	(177,881)	95,312	135,224	2,078

*	Refer to Note 7 for tax related to each component of other comprehensive income / (loss)
#	Refer to Note 32(a) for amounts reclassified into consolidated statements of profit or loss for the year out of other comprehensive income.

The accompanying notes are an integral part of these consolidated financial statements.

VEDANTA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at		March 31, 2017	March 31, 2018	March 31, 2018
	Notes	(₹ in million)	(₹ in million)	(US dollars in million) (Note 2)
ASSETS
Non-current assets
Property, plant and equipment	8a	877,127	888,596	13,648
Exploration and evaluation assets	8b	98,852	159,305	2,447
Other intangible assets	8c	6,378	8,303	128
Leasehold land		3,594	3,706	57
Deferred tax assets	7	77,582	58,635	901
Financial assets investments	10	695	1,595	24
Derivative financial assets	23	38	—	—
Current tax asset	7	28,176	33,894	521
Other non-current assets	11	35,016	43,907	673

Total non-current assets		1,127,458	1,197,941	18,399

Current assets
Inventories	12	97,266	119,884	1,841
Current tax asset		136	146	2
Trade and other receivables	13	60,276	84,263	1,294
Short-term investments	14	524,685	315,996	4,854
Derivative financial assets	23	91	1,524	23
Restricted cash and cash equivalents	15	11,747	2,483	38
Cash and cash equivalents	16	97,202	42,192	648

Total current assets		791,403	566,488	8,700

Total assets		1,918,861	1,764,429	27,099

LIABILITIES
Current liabilities
Short-term borrowings	17	413,126	313,700	4,818
Acceptances	18	113,304	94,173	1,446
Trade and other payables	19	285,794	256,058	3,933
Derivative financial liabilities	23	8,216	1,432	22
Retirement benefits	22	503	1,197	18
Provisions	20	1,131	1,435	22
Current tax liabilities		2,028	3,123	48

Total current liabilities		824,102	671,118	10,307

Net current assets / (liabilities)		(32,699)	(104,630)	(1,607)

Non-current liabilities
Long-term borrowings	17	332,654	267,888	4,114
Deferred tax liabilities	7	24,015	43,340	666
Retirement benefits	22	1,390	1,551	24
Provisions	20	19,233	22,029	338
Derivative financial liabilities	23	557	1,178	18
Other non-current liabilities	21	3,122	4,395	68

Total non-current liabilities		380,971	340,381	5,228

Total liabilities		1,205,073	1,011,499	15,535

Net assets		713,788	752,930	11,564

EQUITY
Share capital	25	3,718	3,718	57
Securities premium		190,452	190,452	2,925
Treasury shares		(1,034)	(2,607)	(40)
Share based payment reserve		1,548	1,773	27
Other components of equity		12,464	99,949	1,535
Retained earnings		369,390	302,281	4,643

Equity attributable to equity holders of the parent		576,538	595,566	9,147
Non-controlling interests		137,250	157,364	2,417

Total Equity		713,788	752,930	11,564

The accompanying notes are an integral part of these consolidated financial statements.

VEDANTA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended March 31,	2016	2017	2018	2018
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million) (Note 2)
Cash flows from operating activities
Profit / (loss) for the year	(181,348)	98,545	46,909	720
Adjustments to reconcile profit to net cash provided by operating activities:
Income tax (benefit) / expense recognised in profit or loss	(103,060)	38,027	66,426	1,020
Depreciation and amortisation	83,343	61,477	74,879	1,150
Impairment charge/ (reversal) of property, plant and equipment/ exploration and evaluation assets/ other assets	339,549	1,162	(44,679)	(686)
Provision for loss on assets under construction	—	—	2,513	39
Provision for doubtful debts/advances	2,368	345	1,237	19
Unsuccessful exploration costs written off	294	407	—	—
Fair value gain on financial assets held for trading	(31,244)	(32,630)	(16,530)	(254)
Share based payment expense	—	66	468	7
Loss on sale of property, plant and equipment, net	63	451	160	2
Exchange loss/ (gain), net	6,124	2,371	(171)	(3)
Inventory Written off	—	120	837	13
Interest, dividend income and bargain gain	(12,754)	(12,982)	(14,172)	(218)
Interest expense	55,915	59,413	59,302	911
Foreign currency translation reserve reclassified from equity to profit and loss relating to subsidiaries under liquidation	—	—	81,315	1,249
Changes in assets and liabilities:
(Increase) / decrease in trade and other receivables	22,910	18,176	(30,841)	(474)
Decrease/ (Increase) in inventories	6,476	(16,161)	(22,219)	(341)
(Increase) in other current and non-current assets	(1,645)	(14,181)	(4,694)	(72)
Increase in trade and other payable	40,072	23,384	37,550	577
(Decrease) in other current and non-current liabilities	(2,168)	(8,854)	(7,304)	(112)
Proceeds from short-term investments	1,019,940	1,032,613	1,025,920	15,757
Purchases of short-term investments	(1,070,637)	(935,851)	(828,411)	(12,723)

Cash generated from operations	174,198	315,898	428,495	6,581
Interest paid	(55,372)	(62,048)	(57,880)	(889)
Interest received	13,061	11,315	14,142	217
Dividends received	4	7	111	2
Income tax paid	(24,539)	(53,067)	(36,461)	(560)

Net cash from operating activities	107,352	212,105	348,407	5,351

Cash flows from investing activities
Acquisition of subsidiary	—	—	(8,585)	(132)
Purchases of property, plant and equipment and intangible assets	(54,642)	(52,517)	(72,493)	(1,113)
Proceeds from sale of property, plant and equipment	629	1,012	370	6
Exploration and evaluation assets	(5,831)	(1,234)	(256)	(4)
Loans repaid by related parties	25	—	—	—
Loans to related parties	(656)	0	—	—
Proceeds from short-term deposits	48,844	11,231	62,322	957
Purchases of short-term deposits	(31,705)	(36,349)	(37,740)	(580)
Acquisition of additional interests in subsidiaries	—	(40)	—	—
Net changes in restricted cash and cash equivalents	723	(2,013)	4,229	65

Net cash used in investing activities	(42,613)	(79,910)	(52,153)	(801)

Cash flows from financing activities
(Repayment of) / proceeds from working capital loan, net	2,130	6,123	(39,453)	(606)
Proceeds from acceptances	162,739	175,698	252,952	3,885
Repayment of acceptances	(160,982)	(163,134)	(272,086)	(4,179)
Proceeds from other short-term borrowings	415,541	720,647	42,384	651
Repayment of other short-term borrowings	(468,658)	(582,196)	(183,586)	(2,819)
Proceeds from long-term borrowings	115,657	88,466	82,708	1,270
Repayment of long-term borrowings	(39,595)	(71,743)	(74,734)	(1,148)
Loan from related parties	3,856	2,846	—	—
Loan repaid to related parties	(51,182)	(128,094)	—	—
Payment of dividends to equity holders of the parent	(17,358)	(5,189)	(144,344)	(2,217)

For the year ended March 31,	2016	2017	2018	2018
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million) (Note 2)
Payment of dividends to non-controlling interests, including dividend distribution tax	(14,862)	(91,537)	(19,307)	(296)
Purchase of Treasury Shares for stock options	—	(1,034)	(2,022)	(31)
Proceeds from erstwhile Cairn Stock Options	—	24	—	—
Exercise of Stock options	—	—	344	5

Net cash used in financing activities	(52,714)	(49,123)	(357,144)	(5,485)

Effect of exchange rate changes on cash and cash equivalents	224	(299)	844	13
Net (decrease) / increase in cash and cash equivalents	12,249	82,773	(60,046)	(922)
Cash and cash equivalents at the beginning of the year	8,621	20,870	103,643	1,592
Cash and cash equivalents at the end of the year[1]	20,870	103,643	43,597	670
Supplementary disclosure of non-cash investing activities:

Payables for purchase of property, plant and equipment including exploration and evaluation assets	66,711	40,535	34,508	530

The accompanying notes are an integral part of these consolidated financial statements.

1.	For composition refer Note 15 and Note 16

VEDANTA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the parent
	Share capital	Securities premium	Translation of foreign operations	Available for sale financial investments	Cash flow hedges	Retained earnings*	Total	Non controlling interests	Total
Balance as at April 1, 2015	2,965	200,010	20,683	199	(189)	337,451	561,119	467,489	1,028,608
Loss for the year	—	—	—	—	—	(125,153)	(125,153)	(56,195)	(181,348)
Exchange differences on translation of foreign operations, net of tax[1]	—	—	(7,813)	—	—	—	(7,813)	11,040	3,227
Movement in available for sale financial investments	—	—	—	170	—	—	170	—	170
Re-measurement of defined benefit obligation, net of tax[1]	—	—	—	—	—	(65)	(65)	(28)	(93)
Net movement in fair value of cash flow hedges, net of tax[1,2]	—	—	—	—	153	—	153	10	163

Total comprehensive income / (loss) for the year	—	—	(7,813)	170	153	(125,218)	(132,708)	(45,173)	(177,881)

Change in Non controlling interests	—	—	—	—	—	—	—	356	356
Dividend	—	—	—	—	—	(17,358)	(17,358)	(57,676)[3]	(75,034)
Others			—			107	107	102	209

Balance as at March 31, 2016	2,965	200,010	12,870	369	(36)	194,982	411,160	365,098	776,258

*	Retained earnings mainly includes general reserve, debenture redemption reserve, preference share redemption reserve and capital reserve (Refer Note 25)
1	Refer to Note 7 for tax related to each component of other comprehensive income / (loss)
2	Refer to Note 32(a) for amounts reclassified into consolidated statements of profit or loss for the year out of other comprehensive income
3	Includes tax on dividend

	Attributable to equity holders of the parent
	Share capital	Securities premium	Treasury shares#	Share based payment reserve	Translation of foreign operations	Available for sale financial investments	Cash flow hedges	Retained earnings*	Total	Non controlling interests	Total
Balance as at April 1, 2016	2,965	200,010	—	—	12,870	369	(36)	194,982	411,160	365,098	776,258
Profit for the year	—	—	—	—	—	—	—	55,033	55,033	43,512	98,545
Exchange differences on translation of foreign operations	—	—	—	—	(1,081)	—	—	—	(1,081)	(2,385)	(3,466)
Movement in available for sale financial investments	—	—	—	—	—	263	—	—	263	—	263
Re-measurement of defined benefit obligation, net of tax[1]	—	—	—	—	—	—	—	(2)	(2)	(12)	(14)
Net movement in fair value of cash flow hedges, net of tax[1,2]	—	—	—	—	—	—	79	—	79	(95)	(16)

Total comprehensive income / (loss) for the year	—	—	—	—	(1,081)	263	79	55,031	54,292	41,020	95,312

Transferred to capital reserve pursuant to merger[3]	—	(9,558)	—	—	—	—	—	9,558	—	—	—
Purchase of treasury shares	—	—	(1,034)	—	—	—	—	—	(1,034)	—	(1,034)
Recognition of share based payment	—	—	—	66	—	—	—	—	66	—	66
Purchase of non-controlling interests—Cairn India Limited	—	—	—	—	—	—	—	(15)	(15)	(188)	(203)
Dividend	—	—	—	—	—	—	—	(70,918)	(70,918)	(55,165)[4]	(126,083)
Change in Non controlling interests[3]	753	—	—	1,482	—	—	—	180,752	182,987	(213,515)	(30,528)

Balance as at March 31, 2017	3,718	190,452	(1,034)	1,548	11,789	632	43	369,390	576,538	137,250	713,788

*	Retained earnings mainly includes general reserve, debenture redemption reserve, preference share redemption reserve and capital reserve (Refer Note 25)
#	Treasury share represents 3,984,256 equity shares (face value of ₹ 1 each) of the Company purchased by Vedanta Limited ESOP Trust pursuant to the Company’s stock option scheme as detailed in note 26.
1	Refer to Note 7 for tax related to each component of other comprehensive income / (loss)
2	Refer to Note 32(a) for amounts reclassified into consolidated statements of profit or loss for the year out of other comprehensive income
3	Refer Note 1 – Cairn India Limited Merger
4	Includes tax on dividend

	Attributable to equity holders of the parent
	Share capital	Securities premium	Treasury shares#	Share based payment reserve	Translation of foreign operations	Available for sale financial investments	Cash flow hedges	Retained earnings*	Total	Non controlling interests	Total
Balance as at April 1, 2017	3,718	190,452	(1,034)	1,548	11,789	632	43	369,390	576,538	137,250	713,788
Profit for the year	—	—	—	—	—	—	—	13,705	13,705	33,204	46,909
Exchange differences on translation of foreign operations	—	—	—	—	86,732	—	—	—	86,732	684	87,416
Movement in available for sale financial investments	—	—	—	—	—	900	—	—	900	—	900
Re-measurement of defined benefit obligation, net of tax[1]	—	—	—	—	—	—	—	85	85	16	101
Net movement in fair value of cash flow hedges, net of tax[1,2]	—	—	—	—	—	—	(147)	—	(147)	45	(102)

Total comprehensive income / (loss) for the year	—	—	—	—	86,732	900	(147)	13,790	101,275	33,949	135,224

Purchase of treasury shares	—	—	(2,022)	—	—	—	—		(2,022)	—	(2,022)
Stock options cancelled during the period	—	—	—	(29)	—	—	—	29	—	—	—
Recognition of share based payment	—	—	—	468	—	—	—	—	468	—	468
Exercise of stock options	—	—	449	(214)	—	—	—	109	344	—	344
Non-controlling interest on business combination[3]	—	—	—	—	—	—	—	—	—	736	736
Recognition of put option liability/ derecognition of non controlling interest[3]	—	—	—	—	—	—	—	(2,423)	(2,423)	(298)	(2,721)
Dividend	—	—	—	—	—	—	—	(78,614)	(78,614)	(14,273)[4]	(92,887)

Balance as at March 31, 2018	3,718	190,452	(2,607)	1,773	98,521	1,532	(104)	302,281	595,566	157,364	752,930

Balance as at March 31, 2018 (US dollars in million)	57	2,925	(40)	27	1,513	24	(2)	4,643	9,147	2,417	11,564

*	Retained earnings mainly includes general reserve, debenture redemption reserve, preference share redemption reserve and capital reserve (Refer Note 25)
#	Treasury share represents 9,233,871 equity shares (face value of ₹ 1 each) of the Company purchased by Vedanta Limited ESOP Trust pursuant to the Company’s stock option scheme as detailed in note 26.
1	Refer to Note 7 for tax related to each component of other comprehensive income / (loss)
2	Refer to Note 32(a) for amounts reclassified into consolidated statements of profit / (loss) for the year out of other comprehensive income / (loss)
3	Refer Note 1 – Business Combination (Acquisitions of ASI) and note 21
4	Includes tax on dividend

VEDANTA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Group overview -

Vedanta Limited (“the Company”) and its consolidated subsidiaries (collectively, the “Group” or “Vedanta Limited”) are principally engaged in business of iron ore mining, non-ferrous metals and mining (copper, aluminium and zinc), commercial power generation, port operations, exploration & production of oil & gas and glass substrate in India, Australia, Namibia, South Africa, Liberia, UAE, Ireland, South Korea and Taiwan. Vedanta Limited was incorporated on September 8, 1975 under the laws of the Republic of India and had its registered office at Tuticorin, Tamilnadu. The registered office of the Company has been changed to 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai-400092, Maharashtra. Vedanta Limited’s shares are listed on National Stock Exchange and Bombay Stock Exchange in India. In June 2007, Vedanta Limited completed its initial public offering of American Depositary Shares, or ADS, each representing four equity shares, and listed its ADSs on the New York Stock Exchange. In July 2009, Vedanta Limited completed its follow-on offering of an additional 131,906,011 ADSs, each currently representing four equity shares, which are listed on the New York Stock Exchange.

On April 22, 2015, the Company (formerly known as Sesa Sterlite Limited) submitted to the SEC that its name has been changed to Vedanta Limited following the approval from the Registrar of Companies, Goa on April 21, 2015.

Cairn India Limited Merger

The Group’s oil and gas business was held by Cairn India Limited and its subsidiaries. During the year ended March 31, 2017, pursuant to the merger of Cairn India Limited with the Company (refer below), interests have been transferred to the Company and its subsidiaries.

Merger of Cairn India Limited with Vedanta Limited

The Company and Cairn India Limited, an entity under its control for last several years, had initially announced a scheme of merger between the two companies on June 14, 2015, terms whereof were amended on July 22, 2016 (“Scheme”). As per the terms of the Scheme, Cairn India Limited was to merge into the Company, which effectively meant that Vedanta was acquiring the entire non-controlling interests of Cairn India. Upon the merger becoming effective:

a.	Non-controlling shareholders of Cairn India Limited were to receive one equity share in the Company of par value ₹ 1 each and four 7.5% Redeemable Preference Shares (redeemable after 18 months from issuance) in the Company with a par value of ₹ 10 each for each equity share held in Cairn India Limited.

b.	No shares were to be issued to the Company or any of its subsidiaries for their shareholding in Cairn India Limited. This included shares held by Sesa Resources Limited in Cairn India Limited with a carrying value of ₹ 9,558 Million, the effects of cancellation of which was to be recorded in securities premium account.

c.	The employees of Cairn India Limited who were holding stock options in Cairn India Limited were to be compensated either in cash or through issuance of stock options of the Company.

d.	The authorised share capital of Cairn India Limited aggregating to ₹ 22,500 million was to be assumed by the Company, resulting in an increase in its authorised share capital from ₹ 51,620 Million (divided into 51,270 million equity shares of ₹ 1 each and 35 million preference shares of ₹ 10 each) to ₹ 74,120 million (divided into 44,020 million equity shares of ₹ 1 each and 3,010 million preference shares of ₹ 10 each).

All substantive approvals for effecting the merger of Cairn India Limited with the Company were received by March 27, 2017 and therefore the same has been accounted for in the financial year ended March 31, 2017. The Board of Directors of both the companies made the merger operative on April 11, 2017, whereafter Cairn India Limited ceased to exist.

Since non-controlling shareholders of Cairn India Limited have become the shareholders of the Company, non-controlling interest of ₹ 213,515 Million ($ 3,292 million) attributable to Cairn India Limited stands extinguished. Correspondingly, there is (a) an increase in equity share capital of ₹ 753 Million ($ 12 million) (representing par value of 752.5 million equity shares), borrowings of ₹ 30,100 Million ($ 464 million) (representing par value and fair value of redeemable preferences shares) and trade and other payables of ₹ 428 Million ($ 7 million) (representing cash compensation payable to stock option holders of Cairn India Limited), share based payment reserve of ₹ 1,482 million ($ 23 million) (representing employee stock options issued to stock option holders of Cairn India Limited) and other equity of ₹ 190,310 million ($ 2,935 million) and (b) a decrease in securities premium account by ₹ 9,558 million ($ 147 million). The net change in other equity represents the excess of fair value of equity shares issued over their par values and has been further adjusted to include the difference between the carrying value of non-controlling interests and the fair value of the consideration paid.

Businesss Combination (Acquisition of ASI)

On December 28, 2017, the Group acquired 51.6% equity stake in AvanStrate Inc. (ASI) for a cash consideration of ₹ 0.6 million ($ 9 million) and acquired debts for ₹ 9,640 million ($ 148 million). Additionally, a loan of ₹ 460 million ($ 7 million) was extended to ASI. ASI is involved in manufaturing of glass substrate. The financial results of ASI from the date of acquisition to March 31, 2018 have been included in the consolidated financial statements of the Group.

As per the shareholding agreement (SHA) entered with the other majority shareholder holding 46.6% in ASI, the Group has call option, conversion option to convert part of its debt given to ASI into equity of ASI as well as it has issued put option to the other majority shareholder. These are exercisable as per the terms mentioned in the SHA.

The transaction has been accounted for on a provisional basis under IFRS 3, as it relates to property, plant and equipment and other intangible assets, and the resultant bargain gain (net of acquisition cost) of ₹ 335 million as computed below has been recognised in the consolidated statements of profit or loss (refer note 5).

The fair value of the identifiable assets and liabilities of ASI as at the date of acquisition were provisionally estimated as below:

	Provisional Fair Value as at acquisition date (₹ in million)	Provisional Fair Value as at acquisition date (US dollars in million)*
Non-Current Assets
Property, Plant and Equipment	13,846	213
Capital work-in-progress	1,630	25
Other Intangible assets	2,048	31
Deferred tax assets	1,258	19
Other non-current assets	426	7
Total non-current assets	19,208	295
Current Assets
Inventories	1,383	21
Trade Receivables	1,657	25
Cash and cash equivalents	1,515	24
Other Current Assets	631	10
Total current assets	5,186	80
Total Assets (A)	24,394	375

Non-current liabilities
Borrowings (excluding borrowings from immediate parent)	6,308	97
Deffered tax liabilities	4,951	76
Other non-current liabilities	232	4
Total non-current liabilities	11,491	177
Other current liabilities	1,280	20
Total Liabilities (B)	12,771	197
Net Assets (A-B)	11,623	178

Satisfied by:
Fair value of total purchase consideration	10,100	155

Non-Controlling interest on acquisition (48.4% of net assets after adjustment of fair value of borrowings from immediate parent of ₹ 10,100 million)	736	11

Bargain Gain	787	12

Acquisition cost	(452)	(7)

*	translated into US dollars at the noon buying rate of $1 = ₹ 65.11 as at March 31, 2018 (Refer note 2 – convenience translation)

The gross carrying amount of trade receivables equals the fair value of trade receivables. None of the trade receivables was impaired and the full contractual amounts were expected to be realised. Property, plant and equipment have been valued using cost approach - cost of reproduction new (CRN) method. For estimating CRN, appropriate indices were used to develop trend factors that have been applied on the acquisition/historical costs of the different assets over the period during which the asset has been commissioned or in other words life spent. The estimated CRN was further adjusted for applicable physical deterioration to arrive at fair value. The physical deterioration was based on the estimated age and remaining useful life.

Since the date of acquisition, ASI has contributed ₹ 1,502 million to the Group revenue and has reduced the profit before tax by ₹ 697 million (including impact of borrowings from immediate parent) for the year ended March 31, 2018. If ASI had been acquired at the beginning of the year, the revenue of the Group would have been ₹ 920,615 million and the profit before tax of the Group would have been ₹ 113,066 million.

Non-controlling interest has been measured at the non-controlling interest’s proportionate share of ASI’s identifiable net assets.

Business Overview -

Vedanta Limited and its consolidated subsidiaries is a diversified natural resource company engaged in exploring, extracting and processing minerals and oil and gas. The Group engages in the exploration, production and sale of zinc, lead, silver, copper, aluminium, iron ore and oil and gas and have a presence across India, South Africa, Namibia, Ireland, Australia, Liberia and UAE. The Group is also in the business of commercial power generation and port operations in India and manufacturing of glass substrate in South Korea and Taiwan.

Vedanta Limited is majority owned by Twin Star Holdings Limited (“Twin Star”), Finsider International Company Limited (“Finsider”), West Globe Limited (“West Globe”) and Welter Trading Limited (“Welter”) which are in turn wholly-owned subsidiaries of Vedanta Resources Plc, a public limited company incorporated in the United Kingdom and listed on the London Stock Exchange. Twin Star, Finsider, West Globe and Welter held 37.1%, 10.8%, 1.2% and 1.0% respectively of Vedanta Limited equity as at March 31, 2018.

The Group’s zinc India business is owned and operated by Hindustan Zinc Limited (“HZL”) in which it has a 64.9% interest as at March 31, 2018. HZL’s operations include five lead-zinc mines, one rock phosphate mine, four hydrometallurgical zinc smelters, two lead smelters, one pyro metallurgical lead-zinc smelter, eight sulphuric acid plants, a silver refinery and six captive power plants in the State of Rajasthan in Northwest India and one zinc ingot melting and casting plant at Haridwar and one silver refinery, one zinc ingot melting and casting plant and one lead ingot melting and casting plant at Pantnagar in the State of Uttarakhand in North India.

The Group’s zinc international business is comprised of Skorpion mine and refinery in Namibia operated through THL Zinc Namibia Holdings (Proprietary) Limited (“Skorpion”), Lisheen mine in Ireland operated through Vedanta Lisheen Holdings Limited (“Lisheen”) and Black Mountain Mining (Proprietary) Limited (“BMM”), whose assets include the operational Black Mountain mine and the Gamsberg mine project located in South Africa. The Group has 100% interest in Skorpion, 74% interest in BMM and 100% interest in Lisheen (which owns the Lisheen mine in Ireland that ceased operations in December 2015) as at March 31, 2018.

The Group’s oil and gas business is owned and operated by the Company (prior to merger this was owned and operated by erstwhile Cairn India Limited) and its subsidiaries Cairn Energy Hydrocarbons Limited and Cairn South Africa Proprietary Limited. The Group has a diversified asset base with six blocks, one in state of Rajasthan in India, one on the west coast of India, three on the east coast of India and one in South Africa.

The Group’s iron ore business is owned by the Company and by two wholly owned subsidiaries, Sesa Resources Limited and Sesa Mining Corporation Private Limited, and consists of exploration, mining and processing of iron ore, pig iron and metallurgical coke and generation of power. The mining operations are carried out at Codli mine, Bicholim mine, Surla mine and the Sonshi mines in state of Goa and Narrain mines situated at state of Karnataka in India. The business also has a Metallurgical Coke and Pig Iron plant in state of Goa in India. Iron ore business also has a power plant in state of Goa in India for captive use. The Group’s iron ore business includes Western Cluster Limited (“WCL”) in Liberia which has iron ore assets and is a wholly owned subsidiary of the Group. WCL’s assets include development rights to western cluster and a network of iron ore deposits in West Africa. Pursuant to an order passed by Hon’ble Supreme Court of India on February 07, 2018 all mining operations in the State of Goa stopped with effect from March 16, 2018. The Group has recognised an impairment charge on its iron ore assets in Goa during the current year. (Refer note 8(a)).

The Group’s copper business is owned and operated by the Company, Copper Mines of Tasmania Pty Ltd (“CMT”) and Fujairah Gold FZC and is principally one of custom smelting and includes a copper smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and three captive power plants at Tuticorin in Southern India, and a refinery and two copper rod plants at Silvassa in Western India. In addition, the Group owns and operates the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary, CMT and a precious metal refinery and copper rod plant in Fujairah through its subsidiary Fujairah Gold FZC in the UAE. The operations of Mt Lyell copper mine was suspended in January 2014 following a mud slide incident and the operations at Mt Lyell copper mine have been put into care and maintenance since July 9, 2014 following a rock fall incident in June 2014.

The Group’s copper business has received an order from Tamil Nadu Pollution Control Board (TNPCB) on April 09, 2018, whereby TNPCB has rejected the Company’s application for renewal of consent to operate under the Air and Water Acts for the 400,000 tpa copper smelter plant in Tuticorin for want of further clarification and consequently the operations were suspended. The Company has filed an appeal with TNPCB Appellate authority against the said order. During the pendency of the appeal, TNPCB through its order dated May 23, 2018 ordered for disconnection of electricity supply and closure of our copper smelter plant. Post such order, the state government on May 28, 2018 ordered the permanent closure of the plant. The Company is taking all the necessary steps to restart its operations in Tuticorin.

The Group’s aluminium business is owned and operated by the Company and by Bharat Aluminium Company Limited (“BALCO”) in which it has a 51% interest as at March 31, 2018. The aluminium operations include a refinery and a 75 MW captive power plant at Lanjigarh and a smelter and a 1215 MW captive power plant at Jharsuguda both situated in the State of Orissa in India. The pots are in the stage of commissioning in the 1.25 mtpa Jharsuguda-II Aluminium smelter with 879 pots having been commissioned by March 31, 2018. Refinery expansion project being set up at Lanjigarh was on hold since October 20, 2010, as the MoEF had directed the Company to hold from further expansion. However, environment clearance (EC) for the Lanjigarh expansion project has been received in the quarter ending December 31, 2015. Currently, the Company continues to explore the feasibility of expanding the alumina refinery capacity, from 2 to 4 million and then up to 6 million tonnes per annum, subject to bauxite availability and regulatory approvals. BALCO’s partially integrated aluminium operations are comprised of two bauxite mines, 1410 MW power plant, smelting and fabrication facilities in central India.The BALCO-II smelter was commissioned, with all 336 pots operational in August 2016.

The Group’s power business is owned and operated by the Company, BALCO, HZL, MEL and Talwandi Sabo Power Limited (“TSPL”), which are engaged in the power generation business in India. The Company’s power operations include 2,400 MW (four units of 600 MW each) thermal coal-based commercial power facility at Jharsuguda in the State of Orissa in Eastern India and all four units of 600 MW are currently operational. The Company had petitioned to OERC to convert the 600 MW X 4 IPP into Captive power plant (CPP). OERC issued an order of conversion of Unit 1, 3 & 4 into CPP with effect from April 1, 2015 and retained the IPP status of Unit 2 to fulfill the obligation under PPA with GRIDCO. BALCO has thermal coal based power plant with total capacity of 600MW, two units of 300 MW each, at Korba and are referred to as IPP 600 MW. The first 300 MW unit of the IPP 600 MW was capitalized on August 1, 2015 after the successful completion of trial runs. The second unit has been commissioned and started commercial production from May 1, 2016. TSPL had signed a power purchase agreement with the Punjab State Power Corporation Limited (“PSPCL”) for the establishment of 1,980 MW (three units of 660 MW each) thermal coal-based commercial power facilities and the first 660 MW unit of the Talwandi Sabo power plant (TSPL) was capitalized in financial year 2015, second 660 MW unit was capitalized on December 1, 2015 after the successful completion of trial runs and the third 660MW unit at TSPL was capitalized on September 1, 2016. The Power business also includes the 274 MW of wind power plants commissioned by HZL and 106.5 MW power plant at MALCO Energy Limited (“MEL”) situated near Mettur Dam in the State of Tamil Nadu in southern India (presently under care and maintenance).

The Group’s other activities include Vizag General Cargo Berth Private Limited (“VGCB”) and Maritime Ventures Private Limited (”MVPL”) in which the Group owns a 100% interest. Vizag port project includes mechanisation of coal handling facilities and upgradation of general cargo berth for handling coal at the outer harbor of Visakhapatnam port on the east coast of India. MVPL is engaged in the business of rendering logistics and other allied services inter alia rendering stevedoring, and other allied services in Ports and other allied sectors. VGCB commenced operations in the fourth quarter of fiscal 2013. In December 2017, the Company through its wholly owned subsidiary, acquired 51.6% equity stake in AvanStrate (‘ASI’). ASI is involved in manufacturing of glass substrate. (Refer note 1 – Business Combination (Acquisition of ASI)).

These consolidated financial statements of the Group were authorized for issuance by Vedanta Limited’s board of directors on July 31, 2018.

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

Application of new and revised standards:

The Group has adopted with effect from April 1, 2017, the following new amendment and pronouncements. Their adoption has not had any significant impact on the amounts reported in the financial statements.

IAS 7 Statement of Cash Flows

Narrow-scope amendments: The amendments introduce an additional disclosure that will enable users of financial statements to evaluate changes in liabilities arising from financing activities. The required disclosure is given in note 17.

Amendments to IAS 12

Recognition of Deferred Tax Assets for Unrealised Losses: These amendments clarify that unrealised losses on debt instruments measured at fair value for financial reporting purposes but at cost for tax purposes can give rise to a deductible temporary difference and how such a temporary difference should be assessed in determining whether a deferred tax asset should be recognised. This does not have any significant impact on the amounts reported in the financial statements.

Amendments to IFRS 12 Disclosure of Interests in Other Entities issued in the Annual Improvements Cycle 2014-2016

The amendments to IFRS 12 introduced in the 2014-2016 annual improvement cycle clarify that all requirements of that Standard (other than those covered by an existing exemption from disclosure of summarised financial information on interests in subsidiaries, joint ventures and associates) apply to interests classified as held for sale or discontinued operations in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. This does not have any impact on the financial statements.

The Group has not early adopted any amendments, standards or interpretations that have been issued but are not yet effective.

Going concern

The consolidated financial statements have been prepared in accordance with the going concern basis of accounting.

Convenience translation

The consolidated financial statements are presented in Indian Rupee (₹), the presentation currency of the Company (Also refer note 3S). Solely for the convenience of readers, the consolidated financial statements as at and for the year ended March 31, 2018 have been translated into US dollars (“$”) at the noon buying rate of $ 1.00 = ₹ 65.11 in the City of New York for cable transfers of Indian Rupee as certified for customs purposes by the Federal Reserve Bank of New York on March 30, 2018. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such a rate or any other rate.

3. Significant accounting policies –

A. Basis of consolidation

Subsidiaries:

The consolidated financial statements incorporate the results of the Company and all its subsidiaries, being the entities that it controls. Control is evidenced where the Group has power over the investee or is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Power is demonstrated through existing rights that give the ability to direct relevant activities, which significantly affect the entity returns.

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

Liability for put option issued to non-controlling interests which do not grant present access to ownership interest to the Group is recognised at present value of the redemption amount, and is reclassified from equity. At the end of each reporting period, the non-controlling interests subject to put option is derecognised and the difference between the amount derecognised and present value of the redemption amount, which is recorded as a financial liability, is accounted for as an equity transaction.

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

Intra-group balances and transactions, and any unrealized profit arising from intra-group transactions are eliminated. Unrealized losses are eliminated unless costs cannot be recovered.

Joint arrangements

A Joint arrangement is an arrangement of which two or more parties have joint control. Joint control is considered when there is contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Investments in joint arrangements are classified as either joint operations or joint venture. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement, have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

The Group has joint operations within its Oil and gas segment and participates in several unincorporated joint operations which involve the joint control of assets used in oil and gas exploration and producing activities. The Group accounts for its share of assets and income and expenditure of joint ventures in which it holds an interest. Liabilities in unincorporated joint ventures, where the Group is the Operator, is accounted for at gross values (including share of other partners) with a corresponding receivable from the venture partners. These have been included in the consolidated financial statements under the appropriate headings

B. Investments in associates

Investments in associates are accounted for using the equity method. An associate is an entity over which the Group is in a position to exercise significant influence over operating and financial policies. Goodwill arising on the acquisition of associates is included in the carrying value of investments in associate. Investment in associates is initially recorded at the cost to the Group and then, in subsequent periods, the carrying value is adjusted to reflect the Group’s share of the associate’s consolidated post-acquisition profits or losses, other changes to the associate’s net assets and is further adjusted for impairment losses, if any. The consolidated statements of profit or loss and consolidated statements of comprehensive income include the Group’s share of associate’s results, except where the associate is generating losses, share of such losses in excess of the Group’s interest in that associate are not recognised. Losses recognised under the equity method in excess of the Group’s investment in ordinary shares are applied to the other components of the Group’s interest that forms part of Group’s net investment in the associate in the reverse order of their seniority (i.e. priority in liquidation).

If the Group’s share of losses in an associate equals or exceeds, its interests in the associate, the Group discontinues the recognition of further losses. Additional losses are provided for, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

Unrealised gains arising on transactions between the Group and its associates are eliminated against the investment to the extent of the Group’s interest in the associate. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

C. Revenue recognition

Sale of goods/ rendering of services

Revenues are measured at the fair value of the consideration received or receivable, net of discounts, volume rebates, outgoing sales taxes, goods and service tax, excise duty and other indirect taxes.

Revenues from sales of goods are recognised when all significant risks and rewards of ownership of the goods sold are transferred to the customer which usually is on delivery of the goods to the shipping agent. Revenues from sale of by-products are included in revenue.

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

Revenue from oil, gas and condensate sales represent the Group’s share of oil, gas and condensate production, recognised on a direct entitlement basis, when significant risks and rewards of ownership are transferred to the buyers. Direct entitlement basis represents entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a stipulated share of the production remaning after such cost recovery. The stipulated share of production is arrived at after reducing government’s share of profit petroleum which is accounted for when the obligation (legal or constructive), in respect of the same arises.

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

Interest income

Interest income from debt instruments is recognised using the effective interest rate method. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the gross carrying amount of a financial asset. When calculating the effective interest rate, the Group estimates the expected cash flows by considering all the contractual terms of the financial instrument (for example, prepayment, extension, call and similar options) but does not consider the expected credit losses.

Dividends

Dividend income is recognised in the consolidated statements of profit or loss only when the right to receive payment is established, provided it is probable that the economic benefits associated with the dividend will flow to the Group, and the amount of the dividend can be measured reliably.

D. Business combination

Business acquisitions are accounted for under the purchase method. The results of subsidiaries acquired or sold during the year are consolidated for the periods from, or to, the date on which control is passed. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3, are recognised at their fair value at the acquisition date, except certain assets and liabilities required to be measured as per the applicable standards.

Excess of fair value of purchase consideration and the acquisition date non-controlling interest over the acquisition date fair value of identifiable assets acquired and liabilities assumed is recognised as goodwill. Goodwill arising on acquisitions is reviewed for impairment annually. Where the fair values of the identifiable assets and liabilities exceed the cost of acquisition, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the surplus is credited to the consolidated statements of profit or loss in the period of acquisition. Where it is not possible to complete the determination of fair values by the date on which the first post-acquisition financial statements are approved, a provisional assessment of fair value is made and any adjustments required to those provisional fair values are finalised within 12 months of the acquisition date.

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

Acquisition expenses are charged to consolidated statements of profit or loss.

If the Group acquires a group of assets in a company that does not constitute a business combination in accordance with IFRS 3 Business Combinations, the cost of the acquired group of identifiable assets or equity is allocated to the individual assets acquired based on their relative fair value.

Common Control transactions

A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination and the control is not transitory. The transactions between entities under common control are scoped out of IFRS 3 and there is no authoritative literature for these transactions under IFRS. As a result, the Group adopted accounting principles similar to the pooling-of-interest method based on the predecessor values. The assets and liabilities of the acquired entity are recognised at the book values recorded in the ultimate parent entity’s consolidated financial statements. The components of equity of the acquired companies are added to the same components within Group equity except that any share capital and investments in the books of the acquiring entity is cancelled and the differences, if any, is adjusted in the opening retained earnings/ capital reserve. The Company’s shares issued in consideration for the acquired companies are recognised from the moment the acquired companies are included in these financial statements and the financial statements of the commonly controlled entities would be combined, retrospectively, as if the transaction had occurred at the beginning of the earliest reporting period presented. However, the prior years’ comparative information is only adjusted for periods during which the entities were under common control.

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

The stripping cost incurred during the production phase of a surface mine is deferred to the extent the current period stripping cost exceeds the average period stripping cost over the life of mine and recognised as an asset if such cost provides a benefit in terms of improved access to ore in future periods and certain criteria are met. When the benefit from the stripping costs are realised in the current period, the stripping costs are accounted for as the cost of inventory. If the costs of inventory produced and the stripping activity asset are not separately identifiable, a relevant production measure is used to allocate the production stripping costs between the inventory produced and the stripping activity asset. The Company uses the expected volume of waste compared with the actual volume of waste extracted for a given value of ore/ mineral production for the purpose of determining the cost of the stripping activity asset.

Deferred stripping cost are included in mining properties within property, plant and equipment and disclosed as a part of mining properties. After initial recognition, the stripping activity asset is depreciated on a unit of production method over the expected useful life of the identified component of the ore body.

In circumstances, where a mining property is abandoned, the cumulative capitalized costs relating to the property are written off in the period in which it occurs i.e. when the Group determines that the mining property will not provide sufficient and sustainable returns relative to the risks and the Group decides not to proceed with the mine development.

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

(iii) Other property, plant and equipment

The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes, and any directly attributable costs of bringing an asset to working condition and location for its intended use. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment. All other expenses on existing property, plant and equipment, including day-to-day repair and maintenance expenditure and cost of replacing parts, are charged to the consolidated statements of profit or loss for the period during which such expenses are incurred. Major inspection and overhaul expenditure is capitalized, if recognition criteria are met.

Gains and losses on disposal of an item of property, plant and equipment computed as the difference between the net disposal proceeds and the carrying amount of the asset is included in the consolidated statements of profit or loss when the asset is derecognised.

(iv) Assets under construction

Assets under construction are capitalised in the assets under construction account. At the point when an asset is capable of operating in the manner intended by management, the cost of construction is transferred to the appropriate category of property, plant and equipment. Costs (net of income) associated with the commissioning of an asset and any obligations for decommissioning costs are capitalised until the period of commissioning has been completed and the asset is ready for its intended use.

(v) Depreciation, depletion and amortisation expense

Mining properties and other assets in the course of development or construction and freehold land are not depreciated.

•	Mining properties:

The capitalised mining properties are amortised on a unit-of-production basis over the total estimated remaining commercial proved and probable reserves of each property or Group of properties and are subject to impairment review. Costs used in the unit of production calculation comprise the net book value of capitalized costs plus the estimated future capital expenditure required to access the commercial reserves. Changes in the estimates of commercial reserves or future capital expenditure are dealth with prospectively.

•	Leasehold land and buildings

Leasehold land and buildings are depreciated on a straight-line basis over the period of the lease or, if shorter, their useful economic life

•	Oil and gas assets:

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

Depreciation on Property, plant and equipment is calculated using the straight-line method (SLM) to allocate their cost, net of their residual values, over their estimated useful lives determined by the management. Management’s assessment of useful life takes into account, interalia, the nature of the assets, the estimated usage of the assets, the operating conditions of the assets, past history of replacement and maintenance support.

Estimated useful life of assets are as follows:

Buildings:
— Operations and administration	6-60 years
Plant and equipment	15-40 years
Others:
- Office equipment and fixtures	3-10 years
- Motor vehicles	8-10 years

Major inspection and overhaul costs are depreciated over the estimated life of the economic benefit to be derived from such costs. The carrying amount of the remaining previous overhaul cost is charged to the consolidated statements of profit or loss if the next overhaul is undertaken earlier than the previously estimated life of the economic benefit.

The Group reviews the residual value and useful life of an asset at least at each financial year-end and, if expectations differ from previous estimates, the change is accounted for as a change in accounting estimate.

(b) Exploration and evaluation assets

Exploration and evaluation expenditure incurred prior to obtaining the mining right or the legal right to explore are expensed as incurred.

Exploration and evaluation expenditure incurred after obtaining the mining right or the legal right to explore are capitalised as Exploration and evaluation assets (intangible assets) and stated at cost less impairment, if any. Exploration and evaluation assets are transferred to property, plant and equipment when the technical feasibility and commercial viability has been determined. Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. Impairment loss, if any, is recognised prior to reclassification.

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

Expenditure incurred on the acquisition of a license interest is initially capitalised on a license-by-license basis. Costs are held, undepleted, within exploration and evaluation assets until such time as the exploration phase on the license area is complete or commercial reserves have been discovered.

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

Net proceeds from any disposal of an exploration asset are initially credited against the previously capitalised costs. Any surplus/ deficit is recognised in the consolidated statements of profit or loss.

(c) Other intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less accumulated amortisation and accumulated impairment losses, if any.

The Group recognises port concession rights as “Intangible Assets” arising from a service concession arrangement, in which the grantor controls or regulates the services provided and the prices charged, and also controls any significant residual interest in the infrastructure such as property, plant and equipment, irrespective whether the infrastructure is existing infrastructure of the grantor or the infrastructure is constructed or purchased by the Group as part of the service concession arrangement. Such an intangible asset is recognised by the Group initially at cost determined as the fair value of the consideration received or receivable for the construction service delivered and is capitalised when the project is complete in all respects. Port concession rights are amortised on straight line basis over the balance of license period. The concession period is 30 years from the date of the award.

Software is amortized over the estimated useful life of five years. Amounts paid for securing mining rights are amortized over the period of the mining lease ranging from16-25 years. Technological know-how and acquired brand are amortised over the estimated useful life of ten years.

The amortisation period and the amortisation method are reviewed at least at each financial year end. If the expected useful life of the asset is different from previous estimates, the change is accounted for prospectively as a change in accounting estimate.

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

(c) Cash and cash equivalents and restricted cash and cash equivalents

Cash and cash equivalents in the consolidated statements of financial position and cash flow statement comprise cash at bank and in hand, and short-term deposits which have a maturity of three months or less from the date of acquisition, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and are unrestricted as to withdrawal and usage. Additionally, cash and cash equivalents for the purposes of cash flow statements includes restricted cash balance kept in a specified bank account towards unpaid dividend to be utilized solely for the purposes of payment of dividends.

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

(b) Foreign currency convertible notes

Convertible notes issued in foreign currency are convertible at the option of the holder into ordinary shares of the Group according to the terms of the issue. The conversion option which is not settled by exchanging a fixed amount of cash for a fixed number of shares is accounted for separately from the liability component as derivative and initially accounted for at fair value. The liability component is recognised initially at the difference between the fair value of the note and the fair value of the conversion option. Directly attributable notes issue costs are allocated to the liability component and the conversion option (expensed off immediately) in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component is measured at amortised cost using the EIR method. The conversion option is subsequently measured at fair value at each reporting date, with changes in fair value recognised in consolidated statements of profit or loss. The conversion option is presented together with the related liability.

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

Cash flow Hedges—

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recorded in the consolidated statements of comprehensive income. The gain or loss relating to the ineffective portion is recognised immediately in the consolidated statements of profit or loss. Amounts recognised as other comprehensive income are transferred to the statement of profit or loss when the hedged transaction affects profit or loss, such as when the hedged financial income or financial expense is recognised or when a forecast transaction occurs. When the hedged item is a non-financial asset, the amount recognised in the consolidated statements of comprehensive income is transferred to the carrying amount of the asset when it is recognised. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in the consolidated statements of comprehensive income is transferred to consolidated statements of profit or loss.

Hedge of net investment in foreign operation-

For derivative instruments that are designated and qualify as a hedge of a net investment in a foreign operation, the gain or loss is reported in the consolidated statements of comprehensive income as part of the exchange difference on translation of foreign operations to the extent it is effective. Any ineffective portions of net investment hedges are recognised in the consolidated statements of profit or loss immediately. Under a hedge of a net investment, the cumulative gain or loss remains in the consolidated statements of comprehensive income when the hedging instrument expires or is sold, terminated or exercised, or when the hedge no longer qualifies for hedge accounting or the Group revokes designation of the hedge relationship. The cumulative gain or loss is recognised in the consolidated statements of profit or loss when the net investment in the foreign operation is disposed/ liquidated.

Derivative financial instruments that do not qualify for hedge accounting are marked to market at the financial position date and gains or losses are recognised in the consolidated statements of profit or loss immediately.

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

Borrowing costs directly relating to the acquisition, construction or production of a qualifying capital project under construction are capitalised and added to the project cost during construction until such time that the assets are substantially ready for their intended use i.e. when they are capable of commercial production. Borrowing costs relating to the construction phase of a service concession arrangement is capitalised as part of the cost of the intangible asset. Where funds are borrowed specifically to finance a qualifying capital project, the amount capitalised represents the actual borrowing costs incurred. Where surplus funds are available out of money borrowed specifically to finance a qualifying capital project, the income generated from such short-term investments is deducted from the total capitalised borrowing cost. Where the funds used to finance a project form part of general borrowings, the amount capitalised is calculated using a weighted average of rates applicable to relevant general borrowings of the company during the year.

All other borrowing costs are recognised in the consolidated statements of profit or loss in the year in which they are incurred.

Capitalisation of interest on borrowings related to construction or development projects is ceased when substantially all the activities that are necessary to make the assets ready for their intended use are complete or when delays occur outside of the normal course of business.

EIR is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial liability or a shorter period, where appropriate, to the amortised cost of a financial liability. When calculating the effective interest rate, the Group estimates the expected cash flows by considering all the contractual terms of the financial instrument (for example, prepayment, extension, call and similar options).

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

Significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. All impairment losses are recognised in the consolidated statements of profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognised previously in the consolidated statements of comprehensive income is transferred to the consolidated statements of profit or loss on recognition of impairment. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognised in the consolidated statements of profit or loss. For available-for-sale financial assets that are equity securities, reversal is recognised directly in the consolidated statements of comprehensive income.

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

The Group assesses at each reporting date, whether there is an indication that an asset may be impaired.The Group conducts an internal review of asset values annually, which is used as a source of information to assess for any indications of impairment or reversal of previously recognised impairment losses. External factors, such as changes in expected future prices, costs and other market factors are also monitored to assess for indications of impairment or reversal of previously recognised impairment losses.

If any such indication exists then an impairment review is undertaken and the recoverable amount is calculated as the higher of fair value less costs of disposal and the asset’s value in use.

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

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognised in the consolidated statements of profit or loss.

Any reversal of the previously recognised impairment loss is limited to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had previously been recognised.

Exploration and evaluation assets:

In assessing whether there is any indication that an exploration and evaluation asset may be impaired, the Group considers, as a minimum, the following indications:

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

When a potential impairment is identified, an assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash-generating unit) to which the exploration and evaluation assets is attributed. Exploration areas in which reserves have been discovered but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is under way or planned. To the extent that capitalised expenditure is no longer expected to be recovered, it is charged to the consolidated statements of profit or loss.

K. Leases

Determining whether an arrangement contains lease

At inception of an arrangement, the Group determines whether the arrangement is or contains a lease. The arrangement is, or contains, a lease if fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

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

Group as a lessor

Leases in which the Group does not transfer substantially all the risks and rewards of ownership of an asset are classified as operating leases. Rental income from operating lease is recognised on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same basis as rental income. Contingent rents are recognised as revenue in the period in which they are earned.

Leases are classified as finance leases when substantially all of the risks and rewards of ownership transfer from the Group to the lessee. Amounts due from lessees under finance leases are recorded as receivables at the Company’s net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the net investment outstanding in respect of the lease.

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

M. Inventories

Inventories including work-in-progress are stated at the lower of cost and net realisable value. Cost is determined on the following basis:

•	purchased copper concentrate is recorded at cost on a first-in, first-out (“FIFO”) basis; all other materials including stores and spares are valued on weighted average basis except in Oil and Gas business where stores and spares are valued on a FIFO basis;

•	finished products are valued at raw material cost plus costs of conversion, comprising labour costs and an attributable proportion of manufacturing overheads based on normal levels of activity and are moved out of inventory on a FIFO basis, however, cost of finished goods of oil and condensate is determined on a quarterly weighted average basis; and

•	By-products and scrap are valued at net realisable value.

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

Subject to exceptions below, deferred tax is provided, on all temporary differences at the reporting date between the tax base of assets and liabilities and their carrying amounts for financial reporting purposes and on carry forward of unused tax credits and unused tax losses:

•	tax payable on the future remittance of the past earnings of subsidiaries where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future;

•	deferred income tax is not recognised on initial recognition as well as on the impairment of goodwill which is not deductible for tax purposes or on the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	deferred tax assets (including MAT credit entitlements) are recognised only to the extent that it is more likely than not that they will be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. Tax relating to items recognised outside profit or loss is recognised outside profit or loss (either in other comprehensive income or equity).

The carrying amount of deferred tax assets (including MAT credit entitlements) is reviewed at each reporting date and is adjusted to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Deferred tax is provided on temporary differences arising on acquisitions that are categorised as Business Combinations. Deferred tax is recognised at acquisition as part of the assessment of the fair value of assets and liabilities acquired. Subsequently deferred tax is charged or credited in the consolidated statements of profit or loss/other comprehensive income as the underlying temporary difference is reversed.

O. Retirement benefits schemes

The Group operates or participates in a number of defined benefits and defined contribution schemes, the assets of which (where funded) are held in separately administered funds. For defined benefit schemes, the cost of providing benefits under the plans is determined by actuarial valuation each year separately for each plan using the projected unit credit method by third party qualified actuaries.

Remeasurement including, effects of asset ceiling and return on plan assets (excluding amounts included in interest on the net defined benefit liability) and actuarial gains and losses arising in the year are recognised in full in other comprehensive income and are not recycled to the consolidated statements of profit or loss.

Past service costs are recognised in profit or loss on the earlier of:

-	the date of the plan amendment or curtailment, and

-	the date that the Group recognises related restructuring costs

Net interest is calculated by applying a discount rate to the net defined benefit liability or asset at the beginning of the period. Defined benefit costs are split into current service cost, past service cost, net interest expense or income and remeasurement and gains and losses on curtailments and settlements. Current service cost and past service cost is recognised within cost of sales, administrative expenses and distribution expenses. Net interest expense or income is recognised within finance costs.

For defined contribution schemes, the amount charged to the consolidated statements of profit or loss in respect of pension costs and other postretirement benefits is the contributions payable in the year, recognised as and when the employee renders related service.

P. Share based payments

Certain employees (including executive directors) of the Group receive part of their remuneration in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (‘equity-settled transactions’).

The cost of equity-settled transactions with employees is measured at fair value at the date at which they are granted. The fair value of share awards is determined with the assistance of an external valuer and the fair value at the grant date is expensed on a proportionate basis over the vesting period based on the Group’s estimate of shares that will eventually vest. The estimate of the number of awards likely to vest is reviewed at each balance sheet date up to the vesting date at which point the estimate is adjusted to reflect the current expectations.

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

Q. Provisions, contingent liabilities and contingent assets

Provisions represent liabilities for which the amount or timing is uncertain. Provisions are recognised when the Group has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources, that can be reliably estimated, will be required to settle such an obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows to net present value using an appropriate pre-tax discount rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Unwinding of the discount is recognised in the consolidated statements of profit or loss as a finance cost. Provisions are reviewed at each reporting date and are adjusted to reflect the current best estimate.

A contingent liability is a possible obligation that arises from past events whose existence will be confirmed by the occurrence or non-occurrence of one or more uncertain future events beyond the control of the Group or a present obligation that is not recognised because it is not probable that an outflow of resources will be required to settle the obligation. A contingent liability also arises in extremely rare cases where there is a liability that cannot be recognised because it cannot be measured reliably. The Group does not recognize a contingent liability but discloses its existence in the consolidated financial statements.

Contingent assets are not recognised but disclosed in the financial statements when an inflow of economic benefits is probable.

R. Restoration, rehabilitation and environmental costs

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the development or ongoing production of a mine or oil fields. Such costs, discounted to net present value, are provided for and a corresponding amount is capitalised at the start of each project, as soon as the obligation to incur such costs arises. These costs are charged to the consolidated statements of profit or loss over the life of the operation through the depreciation of the asset and the unwinding of the discount on the provision. The cost estimates are reviewed periodically and are adjusted to reflect known developments which may have an impact on the cost estimates or life of operations. The cost of the related asset is adjusted for changes in the provision due to factors such as updated cost estimates, changes to lives of operations, new disturbance and revisions to discount rates. The adjusted cost of the asset is depreciated prospectively over the lives of the assets to which they relate. The unwinding of the discount is shown as finance and other cost in the consolidated statements of profit or loss.

Costs for the restoration of subsequent site damage, which is caused on an ongoing basis during production are provided for at their net present value and charged to the consolidated statements of profit or loss as extraction progresses. Where the costs of site restoration are not anticipated to be material, they are expensed as incurred.

S. Accounting for foreign currency transactions and translations

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

In the financial statements of individual group companies, transactions in currencies other than the functional currency are translated into the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in other currencies are translated into the functional currency at exchange rates prevailing on the reporting date. Non-monetary assets and liabilities denominated in other currencies and measured at historical cost or fair value are translated at the exchange rates prevailing on the dates on which such values were determined. All exchange differences are included in the consolidated statements of profit or loss except where the monetary item is designated as an effective hedging instrument of the currency risk of designated forecasted sales or purchases, which are recognized in the other comprehensive income.

These include the exchange differences on foreign currency borrowings relating to asset under construction, and for future productive use which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings.

For the purposes of the consolidated financial statements, items in the consolidated statements of profit or loss of those businesses for which the Indian Rupees is not the functional currency are translated into Indian Rupees at the average rates of exchange during the year/ exchange rates as on the date of transaction. The related consolidated statements of financial position are translated into Indian rupees at the rates as at the reporting date. Exchange differences arising on translation are recognised in the consolidated statements of comprehensive income. On disposal of such entities the deferred cumulative exchange differences recognised in equity relating to that particular foreign operation are recognised in the consolidated statements of profit or loss.

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

V. Current and non-current classification

The Group presents assets and liabilities in the consolidated balance sheet based on current / non-current classification. An asset is classified as current when it satisfies any of the following criteria:

-	it is expected to be realized in, or is intended for sale or consumption in, the Group’s normal operating cycle.

-	it is held primarily for the purpose of being traded;

-	it is expected to be realized within 12 months after the reporting date; or

-	it is cash or cash equivalent unless it is restricted from being exchanged or used to settle a liability for at least 12 months after the reporting date.

All other assets are classified as non-current.

A liability is classified as current when it satisfies any of the following criteria:

-	it is expected to be settled in the Group’s normal operating cycle;

-	it is held primarily for the purpose of being traded;

-	it is due to be settled within 12 months after the reporting date; or

-	the Group does not have an unconditional right to defer settlement of the liability for at least 12 months after the reporting date. Terms of a liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

All other liabilities are classified as non-current.

Deferred tax assets and liabilities are classified as non current only.

W. Significant accounting estimates and judgements

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions, that affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenues and expenses for the years presented. These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and future periods affected.

The information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements are as given below:

Significant estimates

i.	Oil and gas reserves

Oil and gas reserves are estimated on a proved and probable entitlement interest basis. Proven and probable reserves are estimated using standard recognised evaluation techniques. The estimate is reviewed annually. Future development costs are estimated taking into account the level of development required to produce the reserves by reference to operators, where applicable, and internal engineers. Net entitlement reserves estimates are subsequently calculated using the Group’s current oil price and cost recovery assumptions, in line with the relevant agreements. Changes in reserves as a result of factors such as production cost, recovery rates, grade of reserves or oil and gas prices could impact the depreciation rates, carrying value of assets and environmental and restoration provisions.

Details of impairment charge/ reversal and depreciation are disclosed in note 8.

ii.	Carrying value of exploration and evaluation assets:

The recoverability of a project is assessed under IFRS 6. Exploration assets are assessed by comparing the carrying value to higher of fair value less cost of disposal or value in use if impairment indicator exists. Change to the valuation of exploration assets is an area of judgement. Further details on the Group’s accounting policies on this are set out in accounting policy above. The amounts for exploration and evaluation assets represent active exploration projects. These amounts are written off to the consolidated statement of profit or loss as exploration costs unless commercial reserves are established or the determination process is not completed and there are no indicators of impairment. The outcome of ongoing exploration, and therefore whether the carrying value of exploration and evaluation assets will ultimately be recovered, is inherently uncertain.

Details of impairment charge/ reversal impact, the assumptions used and carrying values of exploration and evaluation assets are disclosed in note 8.

iii.	Carrying value of developing / producing oil and gas assets:

Management performs impairment tests on the Group’s developing / producing oil and gas assets where indicators of impairment are identified in accordance with IAS 36.

The impairment assessments are based on a range of estimates and assumptions, including:

Estimates/assumptions	Basis
Future production	proved and probable reserves, resource estimates and, in certain cases, expansion projects
Commodity prices	management’s best estimate benchmarked with external sources of information, to ensure they are within the range of available analyst forecast
Discount to price	management’s best estimate based on historic prevailing discount
Discount rates	cost of capital risk-adjusted for the risk specific to the asset/ CGU
Extension of PSC	assumed that PSC (“Production Sharing Contract”) for Rajasthan block would be extended until 2030 on the expected commercial terms as per the announced government policy

Any subsequent changes to cash flows due to changes in the above mentioned factors could impact the carrying value of the assets.

Details of carrying values, impairment charge/ reversal and the assumptions and sensitivities used are disclosed in note 8.

iv.	Mining properties and leases

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

In the current year the Group has reassessed the parameters for mine development depletion including cost to complete at HZL, which has resulted in additional depletion charge of ₹ 3,693 million for the current year.

Management performs impairment tests when there is an indication of impairment. The impairment assessments are based on a range of estimates and assumptions, including:

Estimates/assumptions	Basis
Future production	proved and probable reserves, resource estimates (with an appropriate conversion factor) considering the expected permitted mining volumes and, in certain cases, expansion projects
Commodity prices	management’s best estimate benchmarked with external sources of information, to ensure they are within the range of available analyst forecast
Exchange rates	Management’s best estimate benchmarked with external sources of information
Discount rates	cost of capital risk-adjusted for the risk specific to the asset/ CGU

Details of carrying values and impairment charge are disclosed in note 8.

v.	Assessment of impairment at Lanjigarh refinery:

During financial year 2015-16, the Group has received the necessary approvals for expansion of the Lanjigarh refinery to 4 million tonnes per annum (MTPA). Accordingly, second stream operations were commenced in Alumina refinery from April 2016 and the refinery was debottlenecked to nameplate capacity of 2 MTPA in the previous year. The Company continues to explore the feasibility of expanding our alumina refinery capacity, from 2 to 4 million and then up to 6 million tonnes per annum, subject to bauxite availability and regulatory approvals.

The State of Odisha has abundant bauxite resources and given the initiatives by the Government of Odisha, management is confident that bauxite will be made available in the short to medium term. The Group has entered into agreements with various suppliers internationally and domestically to ensure the availability of bauxite to run its refinery.

Recoverability value assessment during the previous year ended March 31, 2017 including sensitivity analysis on the key assumptions indicated recoverable value exceeds the carrying value. No negative developments have occurred since the previous year and accordingly, it is not expected that the carrying amount would exceed the recoverable amount and hence the recoverable value for the year ended March 31, 2018 was not re-determined.

The carrying amounts of property plant and equipment related to alumina refinery operations at Lanjigarh and related mining assets as at March 31, 2017 is ₹ 69,277 million and March 31, 2018 is ₹ 67,875 million ($ 1,043 million).

vii.	Assessment of impairment of Goa Iron ore mines:

Pursuant to an order passed by the Hon’ble Supreme Court of India on February 07, 2018, the second renewal of the mining leases granted by the State of Goa in 2014-15 to all miners including Vedanta were cancelled. Consequentially all mining operations stopped with effect from March 16, 2018 until fresh mining leases (not fresh renewals or other renewals) and fresh environmental clearances are granted in accordance with the provisions of The Mines and Minerals (Development and Regulation) (MMDR) Act. Significant uncertainty exists over the resumption of mining at Goa under the current leases. The Group has assessed the recoverable value of all its assets and liabilities associated with existing mining leases which led to an impairment charge in the current year.

Details of impairment charge and method of estimating recoverable value are disclosed in note 8.

viii.	Restoration, rehabilitation and environmental costs:

Provision is made for costs associated with restoration and rehabilitation of mining sites as soon as the obligation to incur such costs arises. Such restoration and closure costs are typical of extractive industries and they are normally incurred at the end of the life of the mine or oil fields. The costs are estimated on the basis of mine closure plans and the estimated discounted costs of dismantling and removing these facilities and the costs of restoration are capitalised as soon as the obligation to incur such costs arises.

The provision for decommissioning oil and gas assets is based on the current estimates of the costs for removing and decommissioning production facilities, the forecast timing and currency of settlement of decommissioning liabilities and the appropriate discount rate.

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

ix.	Provisions and liabilities

Provisions and liabilities are recognised in the period when it becomes probable that there will be a future outflow of funds resulting from past operations or events that can be reasonably estimated. The timing of recognition requires the application of judgement to existing facts and circumstances which may be subject to change especially when taken in the context of the legal environment in India. The actual cash outflows may take place over many years in the future and hence the carrying amounts of provisions and liabilities are regularly reviewed and adjusted to take into account the changing circumstances and other factors that influence the provisions and liabilities. This is set out in note 20.

x.	The HZL and BALCO call options

The Group had exercised its call option to acquire the remaining 49.0% interest in BALCO and 29.5% interest in HZL. The Government of India has however, contested the validity of the options and disputed their valuation performed in terms of the relevant agreements the details of which are set out in note 28. In view of the lack of resolution on the options, the non-response to the exercise and valuation request from the Government of India, the resultant uncertainty surrounding the potential transaction and the valuation of the consideration payable, the Group considers the strike price of the options to be at fair value, accordingly, the value of the option would be nil, and hence, the call options have not been recognised in the financial statements.

xi.	Recoverability of deferred tax and other income tax assets

The Group has carry forward tax losses, unabsorbed depreciation and MAT credit that are available for offset against future taxable profit. Deferred tax assets are recognised only to the extent that it is probable that taxable profit will be available against which the unused tax losses or tax credits can be utilized. This involves an assessment of when those assets are likely to reverse, and a judgement as to whether or not there will be sufficient taxable profits available to offset the assets. This requires assumptions regarding future profitability, which is inherently uncertain. To the extent assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognised in respect of deferred tax assets and consequential impact in the consolidated statement of profit and loss.

Additionally, the Group has tax receivables on account of refund arising on account of past amalgamation and relating to various tax disputes. The recoverability of these receivables involve application of judgement as to the ultimate outcome of the tax assessment and litigations. This pertains to the application of the legislation, which in certain cases is based upon management’s interpretation of country specific tax law, in particular India, and the likelihood of settlement. Management uses in-house and external legal professionals to make informed decision.

The details of MAT assets (recognized and unrecognized) are set out in note 7.

xii.	Copper operations India

In an appeal filed by the Group against the closure order of the Tuticorin Copper smelter by Tamil Nadu Pollution Control Board (“TNPCB”), the appellate authority National Green Tribunal (“NGT”) passed an interim order on May 31, 2013 allowing the copper smelter to recommence operations and appointed an Expert Committee to submit a report on the plant operations. Post the interim order, the plant recommenced operations on June 23, 2013. Based on Expert Committee’s report on the operations of the plant stating that the plant’s emission were within prescribed standards and based on this report, NGT ruled on July 15, 2013 that the Copper smelter could continue its operations and recommendations made by the Expert Committee be implemented in a time bound manner. The Group has implemented all of the recommendations. TNPCB has filed an appeal against the order of the NGT before the Supreme Court of India.

In the meanwhile, the application for renewal of Consent to Operate (CTO) for existing copper smelter, required as per procedure established by law was rejected by TNPCB in April 2018. The Company has filed an appeal before the TNPCB Appellate Authority challenging the Rejection Order. During the pendency of the appeal, there were protests by a section of local community raising environmental concerns and TNPCB vide its order dated May 23, 2018 ordered closure of existing copper smelter plant with immediate effect. Further, the Government of Tamil Nadu, issued orders dated May 28, 2018 with a direction to seal the existing copper smelter plant permanently. The Company believes these actions were not taken in accordance with the procedure prescribed under applicable laws.

Subsequently, the Directorate of Industrial Safety and Health passed orders dated May 30, 2018, directing the immediate suspension and revocation of the Factory License and the Registration Certificate for the existing smelter plant. Separately, the Company has filed a fresh application for renewal of the Environmental Clearance for the proposed Copper Smelter Plant 2 (Expansion Project) dated March 12, 2018 before the Expert Appraisal Committee of the MoEF wherein a sub-committee was directed to visit the Expansion Project site prior to prescribing the Terms of Reference.

In the meantime, the Madurai Bench of the High Court of Madras in a Public Interest Litigation held vide its order dated May 23, 2018 that the application for renewal of the Environmental Clearance for the Expansion Project shall be processed after a mandatory public hearing and the said application shall be decided by the competent authority on or before September 23, 2018. In the interim, the High Court ordered the Company to cease construction and all other activities on site for the proposed Expansion Project with immediate effect. Separately, SIPCOT vide its letter dated May 29, 2018, cancelled 342.22 acres of the land allotted to us for the proposed Expansion Project. Further the TNPCB issued orders on June 7, 2018 directing the withdrawal of the Consent to Establish (CTE) which was valid till December 31, 2022.

The Company is taking appropriate legal measures to address the matters.

Even though there can be no assurance regarding the final outcome of the process and the timing of such process in relation to the approval for the expansion project, as per the company’s assessment and backed by the legal opinion, it is in compliance with the applicable regulations and expects to get the necessary approvals in relation to the existing operational and the expansion project and is not expecting any material loss on this account. The carrying value of the assets under operation and under expansion as at March 31, 2018 is ₹ 18,500 million ($ 284 million) and ₹ 9,631 million ($148 million) respectively.

The Company has carried out a sensitivity analysis on the key variables including delay in restarting existing and expansion operations. The sensitivity analysis indicates that even if the restarting of existing and the expansion operations is delayed by upto three years, the recoverable amount of the assets would still be in excess of their carrying values. The Company expects to resume operations within this period.

Significant judgements

a	Revenue recognition and receivable recovery in relation to the power division

In certain cases, the Group’s power customers are disputing various contractual provisions of Power Purchase Agreements (PPA). Significant judgement is required in both assessing the tariff to be charged under the PPA in accordance with IAS 18 and to assess the recoverability of withheld revenue currently accounted for as receivables.

In assessing this critical judgement, management considered favourable external legal opinions, the Group has obtained in relation to the claims and favourable court judgements in the related matter. In addition the fact that the contracts are with government owned companies implies the credit risk is low. (Refer note 11 for details).

b	Contingencies

In the normal course of business, contingent liabilities may arise from litigation, taxation and other claims against the Group. A tax provision is recognised when the Group has a present obligation as a result of a past event, it is probable that the Group will be required to settle that obligation. Where it is management’s assessment that the outcome cannot be reliably quantified or is uncertain, the claims are disclosed as contingent liabilities unless the likelihood of an adverse outcome is remote. Such liabilities are disclosed in the notes but are not provided for in the financial statements.

When considering the classification of a legal or tax cases as probable, possible or remote there is judgement involved. This pertains to the application of the legislation, which in certain cases is based upon management’s interpretation of country specific applicable law, in particular India, and the likelihood of settlement. Management uses in-house and external legal professionals to make informed decision.

Although there can be no assurance regarding the final outcome of the legal proceedings, the Group does not expect them to have a materially adverse impact on the Group’s financial position or profitability. These are set out in note 29.

c	Determining whether an arrangement contains a lease

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

Significant judgement is required in segregating the capacity charges due from the State Grid, between fixed and contingent payments. The Group has determined that since the capacity charges under the PPA are based on the number of units of electricity made available by its Subsidiary which would be subject to variation on account of various factors like availability of coal and water for the plant, there are no fixed minimum payments under the PPA, which requires it to be accounted for on a straight line basis. The contingent rents recognised are disclosed in note 29 E (ii).

X. Recently issued accounting pronouncements: The following Standards have been issued but are not yet effective up to the date of authorisation of these financial statements:

IFRS 9 – Financial Instruments

In July 2014, the International Accounting Standards Board issued the final version of IFRS 9, Financial Instruments. The standard reduces the complexity of the current rules on financial instruments as mandated in IAS 39. IFRS 9 has fewer classification and measurement categories as compared to IAS 39. It eliminates the rule based requirement of segregating embedded derivatives from financial assets and tainting rules pertaining to held to maturity investments. For financial assets which are debt instruments, IFRS 9 establishes a principle based approach for classification based on cash flow characteristics of the asset and the business model in which an asset is held. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by- share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognised in other comprehensive income on such equity investment would ever be reclassified to profit or loss. It requires the entity, which chooses to designate a liability as at fair value through profit or loss, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income. IFRS 9 replaces the ‘incurred loss model’ in IAS 39 with an ‘expected credit loss’ model. The measurement uses a dual measurement approach, under which the loss allowance is measured as either 12 month expected credit losses or lifetime expected credit losses. The standard also introduces new presentation and disclosure requirements. The effective date for the adoption of IFRS 9 is annual periods beginning on or after January 1, 2018, though early adoption is permitted. Except for hedge accounting, retrospective application is required but providing comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions.

The Group has completed its assessment of the effects of transition to IFRS 9 and will adopt the same from April 1, 2018. The areas impacted on adopting IFRS 9 on the Group are detailed below.

Classification and measurement: IFRS 9 establishes a principle based approach for classification of financial assets based on cash flow characteristics of the asset and the business model in which an asset is held. The measurement and accounting treatment of the Group’s financial assets is materially unchanged with the exception of equity securities previously categorised as available for sale. These will be held at fair value through other comprehensive income, meaning the recycling of gains and losses on disposal and impairment losses is no longer permitted for this category.

Impairment: Based on the Group’s assessment, under expected credit loss model, the impairment of financial assets held at amortised cost is not expected to have a material impact on the Group’s results, given the low exposure to counterparty default risk as a result of the credit risk management processes that are in place.

Hedge accounting: The Group plans to adopt the IFRS 9 hedge accounting requirements. The adoption of the new standard would have no effect on the amounts recognised in relation to the existing hedging arrangements.

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 Revenue from contracts with Customers outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The standard replaces most of the current revenue recognition guidance. The core principle of the new standard is for companies to recognize revenue when the control of the goods and services is transferred to the customer as against the transfer of risk and rewards. The amount of revenue recognised should reflect the consideration to which the company expects to be entitled in exchange for those goods or services. The new standard also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively including service revenues and contract modifications and improved guidance for multiple element arrangements. The new Standard comes into effect for the annual reporting periods beginning on or after January 1, 2018 with early application permitted.

In order to identify the potential impact of the standard on the Group’s consolidated financial statements, the Group has analyzed contracts of the relevant revenue streams of the Group. The work done is focused on evaluating the contractual arrangements across the Group’s principal revenue streams, particularly key terms and conditions which may impact the timing of revenue recognition and measurement of revenue.

Based on the work carried out, the impact in implementing IFRS 15 on the Group results is detailed below:

On the basis of the analysis conducted, the new standard would result in identification of freight and insurance services as a separate performance obligation implying segregation of revenue on account of sale of goods and sale of services. The revenue on account of these services is required to be deferred along with the associated costs and recognised over time as this obligation is fulfilled.

The Group has products which are provisionally priced at the date revenue is recognised. Revenue in respect of such contracts will be recognised when control passes to the customer and will be measured at the amount the entity expects to be entitled – being the estimate of the price expected to be received at the end of the measurement period. Post transfer of control of goods, provisional pricing features will be accounted in accordance with IFRS 9 “Financial Instruments” rather than IFRS 15 and therefore the IFRS 15 rules on variable consideration do not apply. These ‘provisional pricing’ adjustments i.e. the consideration received post transfer of control will continue to be included in Consolidated revenue on the face of the consolidated statements of profit or loss and these would be disclosed by way of note to the financial statements.

The implementation of changes required as per IFRS 15 as mentioned above is identified to be not materially effecting the current recognition and measurement of revenues, though there would be significant additional disclosure requirements for the Group to comply with.

The Group will adopt the modified transitional approach to implementation where any transitional adjustment is recognised in retained earnings at April 1, 2018 without adjustment of comparatives and the new standard will only be applied to contracts that remain in force at that date.

IFRIC 22: Foreign Currency Transactions and Advance Consideration: The Interpretation, which was issued on 8 December 2016, addresses how to determine the date of a transaction for the purpose of determining the exchange rate to use on initial recognition of an asset, expense or income (or part of it) when a related non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency is derecognised. The amendments are effective for annual periods beginning on or after January 1, 2018, although entities are permitted to apply them earlier.

IAS 40 Investment Property: Paragraph 57 has been amended to state that an entity shall transfer a property to, or from, investment property when, and only when, there is evidence of a change in use. A change of use occurs if property meets, or ceases to meet, the definition of investment property. A change in management’s intentions for the use of a property by itself does not constitute evidence of a change in use. The list of evidence in paragraph 57(a) – (d) was designated as non-exhaustive list of examples instead of the previous exhaustive list. The amendments are effective for periods beginning on or after January 1, 2018. Earlier application is permitted.

IFRS 2 Share-based Payment: Few amendments to clarify the classification and measurement of share-based payment transactions have been issued. The amendments are effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted. The amendments are to be applied prospectively. However, retrospective application is allowed if this is possible without the use of hindsight.

IFRS 4 Insurance Contracts: Amendments regarding the interaction of IFRS 4 and IFRS 9 has been issued. An entity choosing to apply the overlay approach retrospectively to qualifying financial assets does so when it first applies IFRS 9. An entity choosing to apply the deferral approach does so for annual periods beginning on or after January 1, 2018.

Annual Improvements to IFRS Standards 2014–2016 Cycle: The amendments to IFRS 1 and IAS 28 are effective for annual periods beginning on or after January 1, 2018 -

IFRS 1 - First-time Adoption of International Financial Reporting Standards: Deletes the short term exemptions in paragraphs E3–E7 of IFRS 1, because they have now served their intended purpose.

IAS 28 Investments in Associates and Joint Ventures clarifies that the election to measure at fair value through profit or loss an investment in an associate or a joint venture that is held by an entity that is a venture capital organisation, or other qualifying entity, is available for each investment in an associate or joint venture on an investment by investment basis, upon initial recognition.

IAS 28 Investments in Associates and Joint Ventures: Clarifies that an entity applies IFRS 9 to long-term interests in associates or joint ventures that form part of the net investment where the equity method is not applied. The amendments are effective for periods beginning on or after January 1, 2019.

IFRIC 23 Uncertainty over Income Tax Treatments: Clarify the application of recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments. The Interpretation is effective for annual reporting periods beginning on or after January 1, 2019, but certain transition reliefs are available.

Amendments to IAS 19 - Plan Amendment, Curtailment or Settlement: If a plan amendment, curtailment or settlement occurs, it is now mandatory that the current service cost and the net interest for the period after the remeasurement are determined using the assumptions used for the remeasurement. In addition, amendments have been included to clarify the effect of a plan amendment, curtailment or settlement on the requirements regarding the asset ceiling. This is applicable from annual periods beginning on or after January 1, 2019.

Annual Improvements to IFRS Standards 2015–2017 Cycle: This is applicable from annual periods beginning on or after 1 January 2019.

IFRS 3 and IFRS 11 The amendments to IFRS 3 clarify that when an entity obtains control of a business that is a joint operation, it re measures previously held interests in that business. The amendments to IFRS 11 clarify that when an entity obtains joint control of a business that is a joint operation, the entity does not remeasure previously held interests in that business.

IAS 12 The amendments clarify that all income tax consequences of dividends (i.e. distribution of profits) should be recognised in profit or loss, regardless of how the tax arises.

IAS 23 The amendments clarify that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalisation rate on general borrowings.

IFRS 16 – Leases

IFRS 16- Leases, specifies recognition, measurement and disclosure criteria for leases. The standard provides a single lessee accounting model, requiring lessees to recognise assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. The new Standard will come into effect for annual reporting periods beginning on or after January 1, 2019. Earlier application is permitted if IFRS 15 Revenue from Contracts with Customers has also been applied.

The Group is currently in the process of determining the potential impact of adopting the above standard.

IFRS 17 Insurance Contracts: Clarify the measurement and recognition, presentation and disclosure of insurance contracts that will significantly increase the comparability of financial statements. IFRS 17 will become effective for annual reporting periods beginning on or after January 1, 2021. Early application is permitted.

4. Revenue

For the year ended March 31,	2016	2017	2018	2018
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Sale of products, gross of excise duty	666,567	749,314	917,028	14,084
Less: excise duty	(37,308)	(39,462)	(10,564)	(162)
Sale of products, net of excise duty	629,259	709,852	906,464	13,922
Sale of services	6,731	4,792	3,085	47
Export incentives	3,503	2,563	4,171	64

Total revenue	639,493	717,207	913,720	14,033

5. Investment and other income

For the year ended March 31,	2016	2017	2018	2018
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Fair value gain on financial assets held for trading	31,244	32,630	16,530	254
Interest income:
Interest income on financial assets held for trading	4,648	8,070	7,270	112
Interest income on bank deposits at amortized cost	3,199	1,712	1,327	20
Interest income on loans and receivables at amortized cost	4,465	2,608	2,502	38
Others	—	585	2,175	34
Dividend income on available for sale investments	4	7	111	2
Bargain gain net of acquisition cost	—	—	335	5
Foreign exchange gain/ (loss) net	461	(184)	736	11
Capitalisation of interest income(1)	(23)	—	—	—

	43,998	45,428	30,986	476

Notes:

(1)	Capitalisation of interest income relates to the income from temporary surplus funds, specifically borrowed to acquire/ construct qualifying assets.

6. Finance and other costs

For the year ended March 31,	2016	2017	2018	2018
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Interest on borrowings other than convertible notes(1)	53,848	55,100	51,118	785
Foreign currency translation reserve reclassified from equity to profit and loss relating to subsidiaries under liquidation(4)	—	—	81,315	1,249
Unwinding of discount on provisions	779	844	837	13
Net foreign exchange loss on foreign currency borrowings and creditors for capital expenditure	4,708	2,321	565	9
Bank charges	1,126	700	1,127	17
Others(3)	5,051	9,325	9,704	149
Capitalisation of finance costs(2)	(5,928)	(6,690)	(3,484)	(54)

	59,584	61,600	141,182	2,168

Notes:

(1)	Represent cost in respect of financial liabilities which are carried at amortised cost using the effective interest rate method.
(2)	Capitalisation of borrowing costs relates to funds borrowed both specifically and generally to acquire/ construct qualifying assets. The capitalisation rate relating to borrowings was approximately 8.91%, 9.00% and 8.14% for the year ended March 31, 2016, 2017 and 2018 respectively.
(3)	Includes charge pursuant to unfavourable arbitration order (refer note 29 – Vedanta Limited Contractor claims).
(4)	Three wholly owned subsidiaries of the Group, Twin Star Mauritius Holdings Limited, Twin Star Energy Holdings Limited and Sesa Sterlite Mauritius Holdings Limited are in the process of liquidation. All these entities had US dollar as their functional currency and their financial statements are translated into Indian Rupees for the purpose of consolidated financial statements. The cumulative exchange difference relating to these entities recognized in equity has now been recognised in the consolidated statements of profit or loss.

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

Statutory income taxes are assessed based on book profits prepared under generally accepted accounting principles in India (“Indian GAAP”) adjusted in accordance with the provisions of the (Indian) Income tax Act, 1961. Such adjustments generally relate to depreciation of fixed assets, disallowances of certain provisions and accruals, deduction for tax holidays and similar exemptions, the use of tax losses carried forward and retirement benefit costs. Statutory income tax is charged at 30% plus a surcharge and education cess. The combined Indian statutory tax rate for the fiscal year 2015-16 was 34.61%, for the fiscal year 2016-17 was 34.61%, for the fiscal year 2017-18 was 34.61% and for the fiscal year 2018-19 will be 34.99%.

MAT is assessed on book profits adjusted for certain limited items as compared to the adjustments allowed for assessing regular income tax under normal provisions. MAT for the fiscal year 2015-16, 2016-17 and 2017-18 was chargeable at 18.50% plus a surcharge and education cess. The combined Indian statutory tax rate of MAT for the fiscal year 2015-16, 2016-17 and 2017-18 was 21.34% and for the fiscal year 2018-19 will be 21.55%. MAT paid in excess of regular income tax during a year can be set off against regular income taxes within a period of fifteen years succeeding the assessment year in which MAT credit arises subject to the limits prescribed.

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

There are various tax exemptions or tax holidays available to companies in India. The most important to the Companies in the Group are:

The location based exemption

In order to boost industrial and economic development in undeveloped regions, provided certain conditions are met profits of newly established undertakings located in certain areas in India may benefit from a tax holiday. Such a tax holiday works to exempt 100% of the profits for the first five years from the commencement of the tax holiday, and 30% of profits for the subsequent five years. This deduction is available only for units established up to 31 March 2012. However, such entity would continue to be subject to the Minimum Alternative tax (‘MAT’).

The Group has such types of undertakings at Haridwar and Pantnagar, which are part of Hindustan Zinc Limited (Zinc India). In the current year, Haridwar and Pantnagar units are eligible for deduction at 30% of taxable profits

The location based exemption: SEZ Operations

In order to boost industrial development and exports, provided certain conditions are met, profits of undertaking located in Special Economic Zone (‘SEZ’) may benefit from a tax holiday. Such a tax holiday works to exempt 100% of the profits for the first five years from the commencement of the tax holiday, 50% of the profits for five years thereafter and 50% of the profits for further five years provided the amount allowable in respect of deduction is credited to Special Economic Zone Re-Investment Reserve account. However, such undertaking would continue to be subject to the Minimum Alternative tax (‘MAT’).

The Group has setup SEZ Operations in its aluminium division of Vedanta Limited (where no benefit has been drawn).

Sectoral Benefit - Power Plants and Port Operations

To encourage the establishment of infrastructure certain power plants and ports have been offered income tax exemptions of upto 100% of profits and gains for any ten consecutive years within the 15 year period following commencement of operations subject to certain conditions. The Group currently has total operational capacity of 8.4 Giga Watts (GW) of thermal based power generation facilities and wind power capacity of 274 Mega Watts (MW) and port facilities. However, such undertakings would continue to be subject to MAT provisions.

The Group has power plants which benefit from such deductions, at various locations of Hindustan Zinc Limited (where such benefits has been drawn), Talwandi Sabo Power Limited, Vedanta Limited and Bharat Aluminium Company Limited (where no benefit has been drawn) and port facilities at Vizag General Cargo Berth Limited (where no benefits has been drawn).

Investment Allowance u/s.32 AC of the Income Tax Act

Incentive for acquisition and installation of new high value Plant or Machinery to manufacturing companies by providing an additional deduction of 15% of the actual cost of Plant or Machinery acquired and installed during the year. The actual cost of the new Plant or Machinery should exceed ₹ 250 million to be eligible for this deduction. Deduction under section 32 AC was available up to financial year March 31, 2017.

The total effect of such tax holidays and similar exemptions were ₹ 20,176 million (impact on basic EPS ₹ 6.80), ₹ 14,755 million (impact on basic EPS ₹ 4.98) and ₹ 10,152 million ($158 million) (impact on basic EPS ₹ 2.74) ($0.04) for the years ended March 31, 2016, 2017 and 2018 respectively.

Non-current tax assets of ₹ 28,176 million and ₹ 33,894 million ($ 521 million) as at March 31, 2017 and March 31, 2018 respectively mainly represents income tax receivable from Indian tax authorities by the Company relating to the refund arising consequent to the Scheme of Amalgamation & Arrangement made effective in August 2013 pursuant to approval by the jurisdiction High Court and receivables relating to matters in tax disputes in Group companies including tax holiday claim.

The major components of income tax expense for the year ended March 31, 2016, 2017 and 2018 are indicated below:

(a) Consolidated statements of Profit or loss

For the year ended March 31,	2016	2017	2018	2018
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Current tax:
Current tax on profit for the year	36,681	39,520	32,824	504
Charge / (credit) in respect of current tax for earlier years	(1,660)	(87)	392	6

Total current tax	35,021	39,433	33,216	510

Deferred tax:
Origination and reversal of temporary differences	(139,104)	(690)	31,633	486
Charge in respect of deferred tax for earlier years	19	(716)	835	13
Increase in tax rate	1,004	—	742	11

Total deferred tax	(138,081)	(1,406)	33,210	510

Total income tax (benefit) / expense for the year	(103,060)	38,027	66,426	1,020
Accounting profit / (loss) before tax	(284,408)	136,572	113,335	1,741
Effective income tax rate (%)	36.2%	27.8%	58.6%	58.6%

(b) Consolidated statements of comprehensive income

For the year ended March 31,	2016	2017	2018	2018
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Deferred tax (credit) / charge on:
- cash flow hedges	185	383	(1,572)	(24)
- reclassification adjustments on cash flow hedges	(101)	(284)	1,226	19
- remeasurement of defined benefit obligation	(47)	(40)	(30)	0
- Exchange differences on translation of foreign operations	—	(61)	29	(0)

	37	(2)	(347)	(5)

A reconciliation of income tax expense/ (credit) applicable to accounting profit / (loss) before tax at the statutory income tax rate to recognised income tax expense/ (credit) for the year at the Group’s effective tax rate indicated are as follows:

For the year ended March 31,	2016	2017	2018	2018
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Accounting profit / (loss) before tax	(284,408)	136,572	113,335	1,741
Indian Statutory income tax rate	34.61%	34.61%	34.61%	34.61%
Tax at Indian statutory income tax rate	(98,428)	47,265	39,223	602
Disallowable expenses	970	1,198	1,529	24
Non-taxable income	(12,249)	(10,344)	(3,170)	(49)
FCTR recycled on liquidation of subsidiaries to consolidated statements of profit or loss	—	—	28,142	432
Tax holidays and similar exemptions	(20,176)	(14,755)	(10,152)	(156)
Impact of changes in tax rate	1,004	—	742	11
Effect of tax rates differences of subsidiaries operating in other jurisdictions	4,951	(2,515)	4,179	64
Dividend distribution tax	16,235	16,418	4,042	62
Charge/(credit) in respect of previous years	(1,641)	(803)	1,227	19
Unrecognised Tax Assets (net)	7,418	4,492	2,723	42
Capital loss lapsed on account of Merger (Refer note 1)	—	3,411	—	—
Others	(1,144)	(6,340)	(2,059)	(31)

	(103,060)	38,027	66,426	1,020

Deferred tax assets/liabilities

The Group has accrued significant amounts of deferred tax. The majority of the deferred tax liabilities represents accelerated tax relief for the depreciation of property plant and equipment and the fair value uplifts created on acquisitions, net of losses carried forward by Vedanta Limited (post the re-organization) and unused tax credits in the form of MAT credits carried forward in Vedanta Limited, Cairn Energy Hydrocarbons Limited and Hindustan Zinc Limited. Significant components of Deferred tax (assets)/liabilities recognized in the consolidated balance sheet are as follows:

For the year ended March 31, 2016:
	Opening balance as at April 1, 2015	Charged/ (credited) to Statement of profit or loss	Charged/ (credited) to other comprehensive income	Charged/ (credited) to equity	Exchange difference transferred to translation of foreign operation	Closing balance as at March 31, 2016
Significant components of deferred tax liabilities/(assets)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)
Property, plant and equipment, Exploration and Evaluation and other intangible assets	222,116	(117,353)	—	—	6,370	111,133
Unabsorbed depreciation/business loss	(29,668)	(8,011)	—	—	—	(37,679)
Voluntary retirement scheme	(694)	(197)	—	—	—	(891)
Employee benefits	(444)	125	(47)	—	22	(344)
Fair value of derivative assets/ liabilities	(524)	320	84	—	—	(120)
Fair valuation of other assets/liabilities	9,662	(168)	—	—	48	9,542
MAT credits entitlement	(118,833)	(11,673)	—	—	—	(130,506)
Other temporary differences	(2,290)	(1,124)	—	—	10	(3,404)

Total	79,325	(138,081)	37	—	6,450	(52,269)

For the year ended March 31, 2017:
	Opening balance as at April 1, 2016	Charged/ (credited) to Statement of profit or loss	Charged/ (credited) to other comprehensive income	Charged/ (credited) to equity	Exchange difference transferred to translation of foreign operation	Total as at March 31, 2017
Significant components of deferred tax liabilities/(assets)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)
Property, plant and equipment, Exploration and Evaluation and other intangible assets	111,133	(651)	—	—	(258)	110,224
Unabsorbed depreciation/business loss	(37,679)	(3,975)	—	—	—	(41,654)
Voluntary retirement scheme	(891)	112	—	—	—	(779)
Employee benefits	(344)	(58)	(40)	—	—	(442)
Fair value of derivative assets/ liabilities	(120)	(317)	99	—	—	(338)
Fair valuation of other assets/liabilities	9,542	(625)	—	—	14	8,931
MAT credits entitlement	(130,506)	6,933	(278)	—	—	(123,851)
Other temporary differences	(3,404)	(2,825)	217	43	311	(5,658)

Total	(52,269)	(1,406)	(2)	43	67	(53,567)

For the year ended March 31, 2018:
	Opening balance as at April 1, 2017	Charged/ (credited) to Statement of profit or loss	Charged/ (credited) to other comprehensive income	Deferred tax on acquisition through business combination	Exchange difference transferred to translation of foreign operation	Clsoing balance as at March 31, 2018	Closing balance as at March 31, 2017
Significant components of deferred tax liabilities/(assets)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Property, plant and equipment, Exploration and Evaluation and other intangible assets	110,224	21,261	—	(213)	841	132,113	2,029
Unabsorbed depreciation/business loss	(41,654)	1,781	—	—	2	(39,871)	(612)
Voluntary retirement scheme	(779)	368	—	—	—	(411)	(6)
Employee benefits	(442)	(381)	(30)	—	(22)	(875)	(13)
Fair value of derivative assets/ liabilities	(338)	123	(346)	—	(2)	(563)	(9)
Fair valuation of other assets/liabilities	8,931	(3,616)	—	3,906	329	9,550	147
MAT credits entitlement	(123,851)	12,950	(39)	—	56	(110,884)	(1,703)
Other temporary differences	(5,658)	724	68	—	512	(4,354)	(67)

Total	(53,567)	33,210	(347)	3,693	1,716	(15,295)	(234)

Deferred tax assets and liabilities have been offset where they arise in the same legal entity and taxing jurisdiction but not otherwise.

Accordingly, the net deferred tax (assets)/liability has been disclosed in the consolidated statement of financial position as follows:

As at March 31,	2017	2018	2018
	(₹ in million)	(₹ in million)	(US dollars in million)
Deferred tax asset	(77,582)	(58,635)	(901)
Deferred tax liability	24,015	43,340	666

Net deferred tax (asset)/ liability	(53,567)	(15,295)	(235)

Deferred tax assets in the Group have been recognized to the extent there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity which are expected to reverse. For certain components of the Group, deferred tax assets on carry forward unused tax losses have been recognised to the extent of deferred tax liabilities on taxable temporary differences available. It is expected that any reversals of the deferred tax liability would be offset against the reversal of the deferred tax asset at respective entities.

Unused tax losses for which no deferred tax asset is recognised amount to ₹ 143,917 million, ₹ 98,831 million and ₹ 35,171 million ($ 539 million) as at March 31, 2016, March 31, 2017 and March 31, 2018 respectively.

MAT credits are taxes paid to Indian tax authorities which can be offset against future tax liabilities, subject to certain restrictions, within a period of 15 years from the year of origination. The Group recognises MAT assets only to the extent it expects to realise the same within the prescribed period. The unused tax losses as at March 31, 2018 expire, if unutilized, based on the year of origination as follows:

Particulars	Within one year (₹ in million)	Greater than one year, less than five years (₹ in million)	Greater than five years (₹ in million)	No expiry date (₹ in million)	Total (₹ in million)	Total (US Dollars in million)
Unutilized business losses	1,277	1,457	141	12,014	14,889	228
Unabsorbed depreciation	—	—	—	20,195	20,195	310
Unused R&D Tax Credit	—	—	—	87	87	1
Total	1,277	1,457	141	32,296	35,171	539

Further, the Group had unused MAT credit amounting to ₹ 2,960 million and ₹ 3,000 million ($ 47 million) as at March 31, 2017 and March 31, 2018 respectively. Such tax credits have not been recognised on the basis that recovery is not probable in the foreseeable future. Unrecognised MAT credit expires, if unutilized, based on the year of origination as follows:

Financial year ending March 31,	(₹ in million)	(US dollar in million)
2023	137	2
2024	521	8
2025	517	8
2026	1,035	16
2027	633	10
2028	81	1
2029	36	1
2032	40	1

	3,000	47

The Group has not recognised any deferred tax liabilities for taxes that would be payable on the Group’s share in unremitted earnings of certain of its subsidiaries because the Group controls when the liability will be incurred and it is probable that the liability will not be incurred in the foreseeable future. The amount of unremitted earnings was ₹ 328,798 million and ₹ 314,877 million ($4,886 million) as at March 31, 2017 and March 31, 2018 respectively.

8 (a). Property, plant and equipment –

	Mining property	Land and buildings	Plant and equipment	Oil and Gas Properties	Others	Total	Total
	₹ in million	₹ in million	₹ in million	₹ in million	₹ in million	₹ in million	US dollars in million
Cost
April 01, 2016	152,004	104,284	599,163	638,508	9,928	1,503,887
Additions	9,441	2,356	114,533	8,863	862	136,055
Transfer during the year from exploration and evaluation assets	9,508	—	—	1,103	—	10,611
Disposals/ adjustments	(2,302)	(562)	(2,078)	—	(738)	(5,680)
Foreign exchange	1,814	464	1,980	(14,717)	80	(10,379)

March 31, 2017	170,465	106,542	713,598	633,757	10,132	1,634,494	25,104

Additions	16,231	1,823	56,789	9,078	729	84,650	1,300
Transfer during the year from exploration and evaluation assets	—	—	—	1,985	—	1985	30
Disposals/ adjustments	(1)	(48)	(8,201)	(140)	(185)	(8,575)	(132)
Acquisition through business combination	—	3,140	10,510	—	196	13,846	213
Foreign exchange	4,170	1,241	4,914	2,110	186	12,621	194

March 31, 2018	190,865	112,698	777,610	646,790	11,058	1,739,021	26,709

Accumulated depreciation and impairment
April 01, 2016	77,721	17,345	185,734	566,368	6,180	853,348
Charge for the year	7,631	4,087	21,299	27,487	633	61,137
Disposals/adjustments	(1,397)	(708)	(640)	—	(644)	(3,389)
Foreign exchange	650	353	1,430	(13,822)	65	(11,324)
Impairment[1]	—	—	—	4,225	—	4,225

March 31, 2017	84,605	21,077	207,823	584,258	6,234	903,997	13,884

Charge for the year	10,573	3,088	30,604	29,694	629	74,588	1,146
Disposals/adjustments	0	0	(7,296)	(140)	(105)	(7,542)	(116)
Impairment1(Charge/ (reversal))	41,140	823	1,847	(32,216)	31	11,625	179
Foreign exchange	1,453	732	3,091	1,827	98	7,202	110

March 31, 2018	137,771	25,720	236,069	583,423	6,887	989,870	15,203

Net book value / Carrying amount
March 31, 2017	85,860	85,465	505,775	49,499	3,898	730,497
Assets under Construction (including capital Advances)						146,630
						877,127
March 31, 2018	53,094	86,978	541,541	63,367	4,171	7,49,151	11,506
Assets under Construction (including capital advances)						139,445	2,142
						888,596	13,648

1.	(a) (i) During the year ended March 31, 2018, the Group has recognized net impairment reversal of ₹ 93,278 million ($ 1,433 million) on its assets in the oil and gas segment comprising of:

I) Reversal of previously recorded impairment charge of ₹ 94,381 million ($ 1,450 million) relating to Rajasthan oil and gas block (“CGU”) mainly following the progress on key growth projects expected to result in the enhanced recovery of resources in a commercially viable manner leading to a higher forecast of oil production and adoption of integrated development strategy for various projects leading to savings in cost. Of this reversal, ₹ 32,216 million ($ 495 million) reversal has been recorded against oil and gas properties and ₹ 62,164 million ($ 955 million) reversal has been recorded against exploratory and evaluation assets. The recoverable amount of the CGU of ₹ 163,687 million ($ 2,514 million), was determined based on the fair value less costs of disposal approach, a level-3 valuation technique in the fair value hierarchy, as it more accurately reflects the recoverable amount based on our view of the assumptions that would be used by a market participant. This is based on the cash flows expected to be generated by the projected oil and natural gas production profiles up to the expected dates of cessation of production sharing contract (PSC)/cessation of production from each producing field based on current estimates of reserves and risked resources. Reserves assumptions for fair value less costs of disposal discounted cash flow tests consider all reserves that a market participant would consider when valuing the asset, which are usually broader in scope than the reserves used in a value-in-use test. Discounted cash flow analysis used to calculate fair value less costs of disposal use assumption for oil price of $ 62 per barrel for next one year (March 2017: $ 58 per barrel) and scales upto the long-term nominal price of $ 65 per barrel over the next 3 years thereafter (March 2017: $ 70 per barrel) derived from a consensus of various analyst recommendations. Thereafter, these have been escalated at a rate of 2.5% per annum (March 2017: 2.5% per annum). The cash flows are discounted using the post-tax nominal discount rate of 10.1% (March 2017: 10.2%) derived from the post-tax weighted average cost of capital after factoring in the risks ascribed to PSC extension including successful implementation of key growth projects. Based on the sensitivities carried out by the Group, change in crude price assumptions by $ 1/bbl and changes to discount rate by 0.5% would lead to a change in recoverable value by $ 64 million and $ 53 million respectively.

II) Impairment charge of ₹ 1,103 million ($ 17 million) representing the carrying value of assets relating to exploratory wells in Block PR-OSN-2004/1 which has been relinquished during the year.

(ii)

During the year ended March 31, 2017, the Group has recognised net impairment reversal of ₹ 845 million relating to Rajasthan oil and gas block. The impairment loss has been included in cost of sales. Of this net reversal, charge of ₹ 4,225 million has been recorded against oil and gas properties and reversal of ₹ 5,070 million against exploratory and evaluation assets.

For oil and gas properties, CGUs identified are on the basis of a PSC (‘Production Sharing Contract’) level as it is the smallest group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets.

(iii)

During the year ended 31 March 2016, the Group had recognised impairment charge on oil and gas assets of ₹ 322,998 million mainly relating to Rajasthan block, triggered by the significant fall in the crude oil prices. Of this charge, ₹ 74,854 million had been recorded against oil and gas properties and ₹ 248,144 million against exploratory and evaluation assets.

(b) During the year ended 31 March 2018, the Group has recognized total impairment charge of ₹ 48,599 million ($ 746 million) as against the net carrying value of ₹ 56,037 million ($ 861 million) on its iron ore assets in Goa in the iron ore segment. Pursuant to an order passed by the Hon’ble Supreme Court of India on 07 February 2018, the second renewal of the mining leases granted by the State of Goa in 2014-15 to all miners including Vedanta were cancelled. Consequentially, all mining operations stopped with effect from 16 March 2018 until fresh mining leases (not fresh renewals or other renewals) and fresh environmental clearances are granted in accordance with the provisions of The Mines and Minerals (Development and Regulation) (MMDR) Act.

Significant uncertainty exists over the resumption of mining at Goa under the current leases. The Group has assessed the recoverable value of all its assets and liabilities associated with existing mining leases which led to an impairment charge in March 2018. The recoverable value of the mining reserve (grouped under ‘mining property and leases’) has been assessed as Nil, as there is no reasonable certainty towards re-award of these mining leases. Similarly, upon consideration of past precedence, the provision for restoration and rehabilitation with respect to these mines has been assessed as Nil, as the Group believes that the same would be carried out by the future successful bidder at the time of mine closure. The net recoverable value of other assets and liabilities has been assessed at ₹ 7,415 million ($ 114 million) based on the fair value less cost of sales methodology using a level 3 valuation technique. The fair value was determined based on the estimated selling price of the individual assets using depreciated replacement cost method. Out of the total impairment charge of ₹ 48,599 million ($ 746 million), ₹ 43,841 million ($ 673 million) has been recognized under property, plant and equipment, ₹ 601 million ($ 9 million) has been recognized under assets under construction and ₹ 4,157 million ($ 64 million) has been recognized under other net assets.

(c) During the year ended 31 March 2018, the Group has recognised a loss of ₹ 2,513 million ($ 39 million) relating to certain items of asset under construction at the aluminium operations, which are no longer expected to be used.

(d) During the year ended 31 March 2017, Group has made a provision for impairment of ₹ 2,007 million relating to certain old items of asset under construction at the Alumina refinery operations.

(e) During the year ended 31 March 2016, the Group has recognized ₹ 14,900 million impairment charge in respect of the exploratory assets in West Africa (Western Cluster, Liberia) on account of low iron ore prices, geo-political factors and no plans for any substantive expenditure resulting in continued uncertainty in the project. Of this charge, ₹ 8,555 million has been recorded against Exploratory and Evaluation assets, ₹ 344 million in property, plant and equipment and ₹ 6,001 million has been recorded against assets under construction.

(f) During the year ended 31 March 2016, the Group has recognized ₹ 1,154 million impairment charge in the carrying amount of idle assets grouped under assets under construction at Bellary, Karnataka in India.

(g) During the year ended 31 March 2016, the Group has recognised ₹ 497 million impairment charge in property, plant and equipment relating to its operation in the Copper Mines of Tasmania Pty Ltd, Australia on account of extended care and maintenance, lower copper prices and continued uncertainty in start-up of operations.

2.	Additions includes net deferred stripping cost addition of ₹ 265 million and ₹ 440 million ($7 million) for the years ended March 31, 2017 and March 31, 2018 respectively.

3.

Certain property, plant and equipment are pledged as collateral against borrowings, the details related to which have been described in Note 17 on “Borrowings”. Interest (net) capitalised as part of property, plant and equipment was ₹ 6,690 million and ₹ 3,484 million ($ 54 million) for the years ended March 31, 2017 and March 31, 2018, respectively.

4.	Depreciation charge for the year includes ₹ 6 million and ₹ Nil ($ Nil) capitalised as property, plant and equipment during the year ended March 31, 2017 and 2018 respectively.

5.

Assets under construction as at March 31, 2016, March 31, 2017 and March 31, 2018 is after accumulated impairment charge of ₹ 8,115 million, ₹ 10,122 million and ₹ 13,236 million ($ 203 million) respectively.

6.	The Division Bench of the Hon’ble High Court of Chhattisgarh has vide its order dated February 25, 2010, upheld that BALCO is in legal possession of 1,804.67 acres of Government land. Subsequent to the said order, the State Government has decided to issue the lease deed in favour of BALCO after the issue of forest land is decided by the Hon’ble Supreme Court. In the proceedings before the Hon’ble Supreme Court, pursuant to public interest litigations filed, it has been alleged that land in possession of BALCO is being used in contravention of the Forest Conservation Act, 1980 even though the said land has been in its possession prior to the promulgation of the Forest Conservation Act, 1980 on which its Aluminium complex, allied facilities and township were constructed between 1971-76. The Central Empowered Committee of the Supreme Court has already recommended ex-post facto diversion of the forest land in possession of BALCO. The matter is presently sub-judice before the Hon’ble Supreme Court.

7.	Also refer note 3. W (xii) relating to assets at Copper plant where operations are suspended.

Plant and equipment includes refineries, smelters, power plants and related facilities, data processing equipment and electrical fittings.

8 (b) Exploration and evaluation assets

	Gambsberg Mine Project	Oil and Gas	Total	Total
	₹ in million	₹ in million	₹ in million	US dollars in million
Cost
April 01, 2016	9,508	96,391	105,899
Additions	—	1,234	1,234
Transfer during the year to property plant and equipment	(9,508)	(1,103)	(10,611)
Unsuccessful Exploration Cost	—	(407)	(407)
Foreign exchange	—	(2,333)	(2,333)
Impairment reversal*	—	5,070	5,070

March 31, 2017	—	98,852	98,852	1,518

Additions	—	1,131	1,131	17
Deductions/ adjustments	—	(633)	(633)	(10)
Transfer during the year to property plant and equipment	—	(1,985)	(1,985)	(30)
Unsuccessful Exploration Cost	—	(1)	(1)	(0)
Foreign exchange	—	880	879	14
Impairment reversal*	—	61,061	61,062	938

March 31, 2018	—	159,305	159,305	2,447

Exploration and Evaluation Assets as at:
March 31, 2018 (US dollars in million)	—	2,447	2,447

*	Refer foot note 1 to note 8 (a)

8 (c) Intangible assets

	Port Concession Rights	Software License	Others	Total	Total
	₹ in million	₹ in million	₹ in million	₹ in million	US dollars in million
Cost
April 01, 2016	6,017	2,368	657	9,042
Additions	29	496	56	581
Deletions	(70)	(39)	—	(109)
Foreign exchange difference	—	(25)	—	(25)

March 31, 2017	5,976	2,800	713	9,489	146

Additions	8	272	11	291	4
Acquisition through Business Combination	—	17	2,031	2,048	31
Deletions	(20)	(99)	—	(119)	(2)
Foreign exchange difference	—	24	167	191	3

March 31, 2018	5,964	3,014	2,922	11,900	182

Accumulated amortisation and impairment

	Port Concession Rights	Software License	Others	Total	Total
	₹ in million	₹ in million	₹ in million	₹ in million	US dollars in million
April 01, 2016	689	1,973	80	2,742
Charge for the year	231	184	28	443
Deletions	(10)	(37)	—	(47)
Foreign exchange difference	—	(27)	—	(27)

March 31, 2017	910	2,093	108	3,111	48

Charge for the year	226	293	52	571	8
Deletions	(3)	(99)	0	(102)	(2)
Foreign exchange difference	—	15	2	17	0

March 31, 2018	1,133	2,302	162	3,597	54

Other Intangibles as at:
March 31, 2017	5,066	707	605	6,378
March 31, 2018	4,831	712	2,760	8,303	128
March 31, 2018 (US dollars in million)

(1)	Vizag General Cargo Berth Private Limited (VGCB), a special purpose vehicle, was incorporated for the coal berth mechanization and upgrades at Visakhapatnam port. VGCB is wholly owned by Vedanta Limited as on March 31, 2017 and March 31, 2018. The project is to be carried out on a design, build, finance, operate, transfer basis and the concession agreement between Visakhapatnam Port and VGCB was signed in June 2010. In October 2010, VGCB was awarded with the concession after fulfilling conditions stipulated as a precedent to the concession agreement. Visakhapatnam Port has provided, in lieu of license fee an exclusive license to VGCB for designing, engineering, financing, constructing, equipping, operating, maintaining, and replacing the project/project facilities and services. The concession period is 30 years from the date of the award of the concession. The capacity of upgraded berth would be 10.18 mmtpa and that the Vishakhapatnam Port would be entitled to receive 38.10% share of the gross revenue as royalty. VGCB is entitled to recover a tariff from the user(s) of the project facilities and services as per Tariff Authority for Major Project (TAMP) notification. The tariff rates are linked to the Wholesale Price Index (WPI) and would accordingly be adjusted as specified in the concession agreement every year. The ownership of all infrastructure assets, buildings, structures, berths, wharfs, equipment and other immovable and movable assets constructed, installed, located, created or provided by VGCB at the project site and/or in the port’s assets pursuant to concession agreement would be with VGCB until expiry of this concession agreement. The cost of any repair, replacement or restoration of the project facilities and services shall be borne by VGCB during the concession period. VGCB has to transfer all its rights, titles and interest in the project facilities and services free of cost to Visakhapatnam Port at the end of the concession period.

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

The Non-controlling interests that are material to the Group relate to Hindustan Zinc Limited (HZL) as at March 31, 2017 and March 31, 2018.

As at March 31, 2018, NCIs hold an economic interest by virtue of their shareholding of 35.08%, 49.00%, 26.00% and 48.37% in HZL, BALCO, BMM and ASI respectively. The NCI holdings as at March 31, 2017 were 35.08%, 49.00% and 26.00% in HZL, BALCO and BMM respectively.

The principal place of business of HZL and BALCO is in India, BMM is in South Africa and ASI is in Japan, South Korea and Taiwan.

The table below shows summarized financial information of subsidiaries of the Group that have non-controlling interests. The amounts are presented before inter-company eliminations.

	As at March 31, 2017
	(₹ in million)
	HZL	BALCO	BMM	Total
Current assets	346,079	11,400	6,185	363,664
Non-current assets	169,958	121,735	21,483	313,176
Current liabilities	201,159	56,254	4,947	262,360
Non-current liabilities	2,043	29,341	6,496	37,880
Equity attributable to equity holders of the Parent	203,098	24,245	12,007	239,350
Non-controlling interests	109,737	23,295	4,218	137,250

	As at March 31, 2018
	(₹ in million)
	HZL	BALCO	Others	Total
Current assets	241,462	20,211	9,386	271,059
Non-current assets	184,092	117,505	58,386	359,983
Current liabilities	59,379	49,562	4,747	113,688
Non-current liabilities	2,026	40,159	38,791	80,976
Equity attributable to equity holders of the Parent	236,412	24,478	17,826	278,716
Non-controlling interests*	127,737	23,517	6,110	157,364

*	₹ 298 million ($ 5 million) attributable to NCI of ASI transferred to put option liability. Refer note 1 –Business Combination (Acquisition of ASI).

	As at March 31, 2018
	(US Dollars In Million)
	HZL	BALCO	Others	Total
Current assets	3,709	310	144	4,163
Non-current assets	2,827	1,805	897	5,529
Current liabilities	912	761	73	1,746
Non-current liabilities	31	617	596	1,244
Equity attributable to equity holders of the Parent	3,631	376	273	4,280
Non-controlling interests	1,962	361	94	2,417

	For the Year Ended March 31, 2017
	(₹ In Million)
	HZL	Cairn	BALCO	BMM	Total
Revenue	171,163	82,041	57,210	8,281	318,695
Expenses	83,584	51,138	57,293	6,657	198,672

Profit / (loss) for the year	87,579	30,903	(83)	1,624	120,023

Profit / (loss) attributable to equity holders of the Parent	56,858	18,495	(42)	1,200	76,511
Profit / (loss) attributable to non-controlling interests	30,721	12,408	(41)	424	43,512

Profit / (loss) for the year	87,579	30,903	(83)	1,624	120,023

Other comprehensive income / (loss) attributable to the equity holders of the Parent	(19)	(3,963)	(119)	830	(3,271)
Other comprehensive income / (loss) attributable to non-controlling interests	(10)	(2,658)	(114)	290	(2,492)

Other comprehensive income / (loss) during the year	(29)	(6,621)	(233)	1,120	(5,763)

Total comprehensive income / (loss) attributable to the equity holders of the Parent	56,839	14,532	(161)	2,030	73,240
Total comprehensive income / (loss) attributable to non-controlling interests	30,711	9,750	(155)	714	41,020

Total comprehensive income / (loss) during the year	87,550	24,282	(316)	2,744	114,260

Dividends paid / payable to non-controlling interests, including dividend tax	52,447	2,718	—	—	55,165

Net cash inflow from operating activities	75,772	54,464	7,857	5,677	143,770
Net cash inflow/ (outflow) from investing activities	38,161	(54,981)	(6,120)	(3,966)	(26,906)
Net cash (outflow) from financing activities	(112,550)	(5,997)	(1,748)	—	(120,295)

Net cash inflow / (outflow)	1,383	(6,514)	(11)	1,711	(3,431)

	For the Year Ended March 31, 2018
	(₹ In Million)
	HZL	BALCO	Others*	Total
Revenue	218,726	87,616	18,106	324,448
Expenses	126,129	87,698	14,457	228,284

Profit / (loss) for the year	92,597	(82)	3,649	96,164

Profit / (loss) attributable to equity holders of the Parent	60,116	(42)	2,886	62,960
Profit / (loss) attributable to non-controlling interests	32,481	(40)	763	33,204

Profit / (loss) for the year	92,597	(82)	3,649	96, 164

Other comprehensive income / (loss) attributable to the equity holders of the Parent	(389)	273	2,022	1,906
Other comprehensive income / (loss) attributable to non-controlling interests	(208)	262	691	745

Other comprehensive income / (loss) during the year	(597)	535	2,713	2,651

Total comprehensive income / (loss) attributable to the equity holders of the Parent	59,726	232	4,902	64,860
Total comprehensive income / (loss) attributable to non-controlling interests	32,273	222	1,454	33,949

Total comprehensive income / (loss) during the year	91,999	454	6,356	98,809

Dividends paid / payable to non-controlling interests, including dividend tax	(14,273)	—	—	(14,273)

Net cash inflow from operating activities	98,367	7,440	6,317	112,124
Net cash (outflow) / inflow from investing activities	87,961	(2,000)	(12,300)	73,661
Net cash (outflow)/ inflow from financing activities	(186,488)	(5,490)	3,699	(188,279)

Net cash (outflow)	(160)	(50)	(2,284)	(2,494)

*	Refer note 1 –Business Combination (Acquisition of ASI).

	For the Year Ended March 31, 2018
	(USD In Million)
	HZL	BALCO	Others	Total
Revenue	3,359	1,346	278	4,983
Expenses	1,937	1,348	222	3,507

Profit / (loss) for the year	1,422	(2)	56	1,476

Profit / (loss) attributable to equity holders of the Parent	923	(1)	43	965
Profit / (loss) attributable to non-controlling interests	499	(1)	13	511

Profit / (loss) for the year	1,422	(2)	56	1,476

Other comprehensive income / (loss) attributable to the equity holders of the Parent	(6)	4	31	29
Other comprehensive income / (loss) attributable to non-controlling interests	(3)	4	10	11

Other comprehensive income / (loss) during the year	(9)	8	41	40

Total comprehensive income / (loss) attributable to the equity holders of the Parent	917	4	75	996
Total comprehensive income / (loss) attributable to non-controlling interests	496	3	23	522

Total comprehensive income / (loss) during the year	1,413	7	98	1,518

Dividends paid / payable to non-controlling interests, including dividend tax	(219)	—	—	(219)

Net cash inflow from operating activities	1,511	114	97	1,722
Net cash (outflow) / inflow from investing activities	1,351	(31)	(189)	1,131
Net cash (outflow)/ inflow from financing activities	(2,864)	(84)	57	(2,891)

Net cash (outflow)	(2)	(1)	(35)	(38)

The effect of changes in ownership interests in subsidiaries that did not result in a loss of control is as follows:

	For the Year Ended March 31, 2017
	(₹ In Million)
	HZL	Cairn	BALCO	BMM	Total
Purchase of NCI #	—	(188)	—	—	(188)

Changes in NCI #	—	(213,515)	—	—	(213,515)

	For the Year Ended March 31, 2018
	(₹ In Million)
	HZL	BALCO	Others	Total
Changes in NCI #	—	—	438	438

	For the Year Ended March 31, 2018
	(USD In Million)
	HZL	BALCO	Others	Total
Changes in NCI	—	—	7	7

#	Refer note 1 – Business Combination of ASI and consolidated statements of changes in equity for details

Joint Operations

The Group participates in several unincorporated joint operations which involve the joint control of assets used in oil and gas exploration and producing activities which are as follows:

		Participating Interest (%)
Operating Blocks	Area	As at March 31, 2017	As at March 31, 2018
India:
Ravva block – Exploration and production	Krishna Godavari	22.50	22.50
CB-OS/2 – Exploration	Cambay Offshore	60.00	60.00
CB-OS/2 – Development & production	Cambay Offshore	40.00	40.00
RJ-ON-90/1 – Exploration	Rajasthan Onshore	100.00	100.00
RJ-ON-90/1 – Development & production	Rajasthan Onshore	70.00	70.00
KG-OSN-2009/3 – Exploration	Krishna Godavari Offshore	100.00	100.00
South Africa Block1 – Exploration	Orange Basin South Africa Offshore	60.00	60.00

Relinquished block
PR-OSN-2004/1 – Exploration(2)	Palar Basin Offshore	35.00	—
MB-DWN-2009/1(1) – Exploration	Mumbai Deep Water	—	—

Non Operating Blocks
India:
KG-ONN-2003/1(3) Exploration and appraisal	Krishna Godavari Onshore	49.00	49.00

(1)	Relinquished on April 15, 2016
(2)	Relinquished on June 30, 2017
(3)	Operatorship has been transferred to Oil and Natural Gas Corporation (ONGC) w.e.f. July 7, 2014

10. Financial asset investments

Financial asset investments represent investments classified and accounted for as available-for-sale investments

Movements for the year ended March 31,	2017	2018	2018
	(₹ in million)	(₹ in million)	(US dollars in million)
As at April 01,	432	695	10
Changes in fair value	263	900	14

As at March 31,	695	1,595	24

These investments represent investments in equity securities that present the Group with opportunities for return through dividend income and gains in value. The fair value of quoted securities are determined by reference to published price quotations in active markets. The fair value of unquoted securities are determined by reference to discounted cash flows model.

During the year ended March 31, 2017 pursuant to demerger of Sterlite Technologies Limited into Sterlite Technologies Limited and Sterlite Power Transmission Limited, 952,859 shares of Sterlite Power Transmission Limited have been allotted to the Company.

11. Other non-current assets

	As at March 31,
	2017	2018	2018
	(₹ in million)	(₹ in million)	(US dollars in million)
Financial
Bank Deposits[1]	91	1,238	19
Site restoration assets[2]	3,859	4,705	72
Claims receivable	71	646	10
Trade receivables[3]	13,540	21,485	331
Others	1,739	1,975	30
Total - Financial	19,300	30,049	462

Non Financial
Deposits with Government Authorities	3,726	5,961	91
Claims and other receivable	11,990	7,897	120
Total - Non Financial	15,716	13,858	211

	35,016	43,907	673

[1]	includes fixed deposit of ₹ 199 million ($ 3 million) under lien with bank and ₹ 1,035 million ($ 16 million) under interest reserve created against interest payment on loans from banks as at March 31, 2018
[2]	includes deposit in Site Restoration Fund of ₹ 3,275 million and ₹ 3,986 million ($ 61 million) and investment in a rehabilition trust of ₹ 584 million and ₹ 719 ($ 11 million) as at March 2017 and March 31, 2018, respectively.
[3]	Other non-current assets and Trade and other receivables include receivables (net of provisions) of the power division aggregating to (a) ₹ 8,930 million and ₹ 7,670 million ($ 118 million) as at March 31, 2017 and March 31, 2018 respectively held back by a customer, owing to certain disputes relating to computation of tariffs and differential revenue recognised with respect to tariffs pending finalisation by the state electricity regulatory commission; (b) ₹ 5,830 million and ₹ 8,020 million ($ 123 million) as at March 31, 2017 and March 31, 2018 respectively held back by another customer on account of disputes mainly relating to the determination of the calorific value of coal which has been adjudicated in favour of the Group by the Hon’ble Supreme Court of India and (c) ₹ 2,620 million and ₹ 8,310 million ($ 128 million) as at March 31, 2017 and March 31, 2018 respectively relating to tax benefits available at the time of plant set up and certain other matters, which the Group has litigated. In all these matters, the Group has obtained separate independent legal advice(s) or considered favourable judgements in support of their claim and believes that it is highly probable that the matters would be settled in their favour and does not expect any material loss on ultimate settlement.

12. Inventories

Inventories consist of the following:

	As at March 31,
	2017	2018	2018
	(₹ in million)	(₹ in million)	(US dollars in million)
Raw materials and consumables	55,643	83,300	1,279
Work-in-progress	33,171	30,192	464
Finished goods	8,452	6,392	98

	97,266	119,884	1,841

Inventories with a carrying amount of ₹ 51,249 million and ₹ 81,392 million ($ 1,250 million) have been pledged as security against certain bank borrowings of the Group as at March 31, 2017 and March 31, 2018, respectively. (Refer note 17)

Inventory held at net realizable value amounted to ₹ 449 million and ₹ 615 million ($9 million) as at March 31, 2017 and March 31, 2018, respectively. The write down on this inventory amounted to ₹ 120 million and ₹ 837 million ($ 12 million) for the year ended March 31, 2017 and March 31, 2018, respectively.

13. Trade and other receivables

Trade and other receivables (net of allowances) consist of the following:

	As at March 31,
	2017	2018	2018
	(₹ in million)	(₹ in million)	(US dollars in million)
Financial
Trade receivables#	20,328	31,651	486
Receivables from related parties	562	426	7
Loans to related parties	692	695	11
Cash call / receivables from joint Operations	8,449	6,429	99
Other receivables*	3,191	5,348	81
Total - Financial	33,222	44,549	684

Non Financial
Balance with Government authorities	6,832	7,553	116
Prepayments	1,774	1,882	29
Advances for supplies	11,640	18,792	289
Advance for supplies to related party	1,390	3,857	59
Other receivables	5,418	7,630	117
Total - Non Financial	27,054	39,714	610

	60,276	84,263	1,294

*	includes deposit held as collateral in respect of closure cost and future redundancy payments payable to employees of Lisheen on termination of their employment on or before the mine closure of ₹ 914 million as at March 31, 2017.
#	refer footnote 3 to Note 11

The credit period given to customers ranges from zero to 90 days. Other receivables primarily include deposits and interest receivable. For terms and conditions of loans to related parties, refer Note 31 on related party disclosures.

Trade receivables with a carrying value of ₹ 19,172 million and ₹ 33,643 million ($ 517 million) have been given as collateral towards borrowings as at March 31, 2017 and March 31, 2018 respectively. (Refer note 17)

Allowances for trade and other receivables

The change in the allowance for trade and other receivables (current and non-current) is as follows:

	2017	2018	2018
	(₹ in million)	(₹ in million)	(US dollars in million)
As at April 01,	17,657	19,443	299
Allowance made during the year	2,425	7,606	117
Reversals during the year	(304)	(2,161)	(33)
Foreign Exchange difference	(335)	65	1

As at March 31,	19,443	24,953	384

14. Short-term investments

Short-term investments consist of the following:

	As at March 31,
	2017	2018	2018
	(₹ in million)	(₹ in million)	(US dollars in million)
Bank deposits[1]	55,790	30,633	471
Other investments[2],3	468,895	285,363	4,383

	524,685	315,996	4,854

Other investments include mutual fund investments and bonds and are fair valued through the consolidated statements of profit or loss. Bank deposits are made for the periods of more than three months depending on the cash requirements of the respective companies and earn interest at the respective deposit rates.

1.	Includes ₹ 2,350 million and ₹ 2,012 million ($ 31 million) on lien with banks, ₹ Nil and ₹ 597 million ($ 9 million) deposit held as collateral in respect of closure cost and future redundancy payments payable to employees of Lisheen on termination of their employment on or before the mine closure, and ₹ 398 million and ₹ 391 million ($ 6 million) held as margin money as at March 31, 2017 and March 31, 2018 respectively.
2.	Includes ₹ 5,246 million and ₹ 5,340 million ($ 82 million) invested in a related party as at March 31, 2017 and March 31, 2018 respectively.
3.	Includes ₹ Nil and ₹ 4,118 million ($ 63 million) offered as security by a subsidiary against overdraft facility from a bank as at March 31, 2017 and March 31, 2018 respectively.

15. Restricted cash and cash equivalents

Restricted cash and cash equivalents consist of the following:

	As at March 31,
	2017	2018	2018
	(₹ in million)	(₹ in million)	(US dollars in million)
Cash at banks[1]	10,118	2,314	35
Short term deposits[2]	1,629	169	3

	11,747	2,483	38

1	Cash at banks is restricted in use as it relates to unclaimed dividends of ₹ 3,677 million and ₹ 909 million ($ 14 million) as at March 31, 2017 and March 31, 2018 respectively. Further it includes ₹ 6,441 million and ₹ 1,405 ($ 21 million) as at March 31, 2017 and March 31, 2018 representing unpaid dividend amount which is required to be remitted to minority shareholders within 30 days from the date of declaration of dividend. The said amount of unpaid dividend has been classified as cash and cash equivalent for the purpose of Statement of Cash flows.
2	includes ₹ 1,114 million and ₹ Nil of bank deposits on lien with banks, ₹ 515 million and ₹ 169 ($ 3 million) held as collateral in respect of closure cost as at March 31, 2017 and March 31, 2018 respectively.

16. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As at March 31,
	2017	2018	2018
	(₹ in million)	(₹ in million)	(US dollars in million)
Cash at banks and in hand*	85,631	34,696	533
Short-term deposits	11,571	7,496	115

	97,202	42,192	648

Short-term deposits are made for periods of between one day and three months, depending on the immediate cash requirements of the respective companies, and earn interest at the respective short-term deposit rates.

*	Include ₹ 75,437 million and ₹ 16,459 million ($ 253 million) as at March 31, 2017 and March 31, 2018 respectively in unpaid dividend account of the subsidiary, attributable to the Company’s shareholding which has been remitted post year end.

17. Borrowings

Short-term borrowings represent borrowings with an original maturity of less than one year and current portion of long-term borrowings. Long-term borrowings represent borrowings with an original maturity of greater than one year. Maturity distribution is based on contractual maturities. Interest rates on floating-rate debt are linked to benchmark rates.

Short-term borrowings consist of:

	As at March 31,
	2017	2018	2018
	(₹ in million)	(₹ in million)	(US dollars in million)
Banks and financial institutions[a]	322,436	219,512	3,371
Current portion of long-term borrowings	90,690	94,188	1,447

Short-term and current portion of long term borrowings	413,126	313,700	4,818

Long-term borrowings consist of:

	As at March 31,
	2017	2018	2018
	(₹ in million)	(₹ in million)	(US dollars in million)
Banks and financial institutions	255,557	214,180	3,290
Non-convertible debentures	136,751	115,747	1,778
Redeemable preference shares (refer note 1)	30,100	30,100	462
Non-convertible bonds	—	1,136	17
Other	936	913	14

Long-term borrowings	423,344	362,076	5,561
Less: Current portion of long-term borrowings	(90,690)	(94,188)	(1,447)

Long-term borrowings, net of current portion	332,654	267,888	4,114

[a]	Includes ₹ 68,080 million as at March 31, 2017 which became current pursuant to cancellation of shares held by TMHL in Cairn India, upon the merger being effective as referred to in note 1. The same was classified as a non-current borrowing in earlier periods.

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

The Company has discounted trade receivables on recourse basis ₹ 1,656 million and ₹ 7,830 million ($ 120 million) as at March 31, 2017 and March 31, 2018 respectively. Accordingly, the monies received on this account are shown as borrowings as the trade receivables do not meet de-recognition criteria.

Details of Non-convertible debentures issued by the Group have been provided below-

	As at March 31,
	2017	2018	2018
	(₹ in million)	(₹ in million)	(US dollars in million)
10.25% due August 2017	5,000	—	—
9.70% due September 2017	1,800	—	—
9.36% due October 2017	9,752	—	—
9.27% due November 2017	2,000	—	—
9.36% due December 2017	5,250	—	—
8.91% due April 2018	9,978	9,998	154
9.10% due April 2018**	24,990	24,999	384
9.17% due July 2018**	12,000	12,000	184
7.60% due May 2019	—	3,506	55
7.75% due September 2019	2,500	2,500	38
8.65% due September 2019	1,500	1,500	23
8.25% due October 2019	3,000	3,000	46
7.50% due November 2019**	2,000	2,000	31
8.20% due November 2019	3,000	3,000	46
7.90% due March 2020**	—	1,998	31
7.95% due April 2020**	3,000	3,000	46
8.70% due April 2020	6,000	6,000	92
8.00% due July 2020	—	2,996	46
7.85% due August 2020	—	5,000	77
9.45% due August 2020	19,990	20,000	307
8.25% due September 2020	—	4,250	65
7.80% due December 2020	—	5,000	77
8.75% due April 2021	2,500	2,500	38
8.75% due September 2021	2,500	2,500	38
9.40% due October 2022*	4,998	—	—
9.40% due November 2022*	4,997	—	—
9.24% due December 2022*	4,999	—	—
9.24% due December 2022*	4,997	—	—

Total	136,751	115,747	1,778

*	The NCDs have been pre-paid during the year
**	The debenture holders of these NCDs and the Company have put and call option at the end of 5 years from the respective date of the allotment of the NCDs

Security Details

The Group has taken borrowings in various countries towards funding of its acquisitions, capital expenditure and working capital requirements. The borrowings comprise of funding arrangements from various banks and financial institutions taken by the parent and subsidiaries. Out of the total borrowings of ₹ 745,780 million and ₹ 581,588 million ($ 8,932 million) shown above, total secured borrowings are ₹ 461,610 million and ₹ 349,365 million ($ 5,365 million) and unsecured borrowings are ₹ 284,170 million and ₹ 232,223 million ($ 3,567 million) as at March 31, 2017 and March 31, 2018 respectively. The details of security provided by the Group in various countries, to various banks on the assets of Parent and subsidiaries are as follows:

		As at March 31,
		2017	2018	2018
		(₹ in million)	(₹ in million)	(US dollars in million)
Project buyers’ credit from banks (grouped under banks and financial institutions)	First pari passu charge on the entire current assets of the Company, both present and future. First pari passu charge on all rights, title, claim and benefit in all the whole of the current assets of the borrower, both present and future, including stock & raw material, stock in process, semi-finished, finished good and stores & spares not relating to plant and machinery (consumable stores & spares)	—	1,254	18
	Secured by first charge on entire stock of raw material, semi-finished goods, finished goods, consumable stores and spares and such other movables including book debts and bills of the Company’s Iron ore division at Goa and charge on Iron ore Goa’s all other current assets including outstanding monies and receivables on pari passu basis	—	16	1
	Other secured project buyers’ credit from banks	1,489	—	—

Working capital loans (grouped under banks and financial institutions)	Secured by first pari passu charge on current assets, present and future of the Company	6,618	3,078	47
	Secured by hypothecation of stock of raw materials, work-in-progress, semi-finished, finished products, consumable stores and spares, bills receivables, book debts and all other movables, both present and future in BALCO. The charges rank pari passu among banks under the multiple banking arrangements, for fund and non-fund based facilities	—	7	1
	First pari passu charge on the entire current assets of the Company, both present and future. First pari passu charge on all rights, title, claim and benefit in all the whole of the current assets of the borrower, both present and future, including stock & raw material, stock in process, semi finished, finished goods and stores & spares not relating to plant and machinery (consumable stores & spares)	—	6,389	97
	Secured by first charge on entire stock of raw material, semi-finished goods, finished goods, consumable stores and spares and all book debts of the Company’s Iron ore division at Goa on pari passu basis.	1,656	1,662	26
	Secured by a first pari passu charge on all present and future inventories, book debts and all other current assets of TSPL	—	5,886	90
	Secured by hypothecation of stock of raw materials, work-in-progress, semi-finished, finished products, consumable stores and spares, bills receivables, book debts and all other movables, both present and future in BALCO. The charges rank pari passu among banks under the multiple banking arrangements, both for fund based and non-fund based facilities.	—	1,701	26

		As at March 31,
		2017	2018	2018
		(₹ in million)	(₹ in million)	(US dollars in million)

External commercial borrowings (grouped under banks and financial institutions)	The facility is secured by first pari passu charge on all movable property, plant and equipments related to power plants and aluminium smelters located at Korba both present and future along with secured lenders	4,791	4,858	75
	The facility is secured by first pari passu charge on all movable project assets related to 1200 MW power project and 3.25 LTPA Smelter project both present and future along with secured lenders at BALCO	3,231	3,252	50
	Other secured external commercial borrowings	15,125	—	—

Non-convertible Debentures	Secured by way of movable fixed assets in relation to the Lanjigarh Refinery Expansion Project including 210 MW Power Project for the Lanjigarh Refinery Expansion Project at Lanjigarh, Orissa	11,999	11,999	184

a) Secured by way of “movable fixed assets” in relation to the 1.6 MTPA Aluminium Smelter alongwith 1215 MW (135MW * 9) captive power plant located in Jharsuguda and 1 MTPA Alumina Refinery alongwith 90 MW Co-generation power plant located at Lanjigarh in Odisha State and shall include all present movable plant and machinery, machinery spares, tools and accessories, fixtures, mechanical and electrical equipments, machinery and all other movable fixed assets and all estate, right, title, interest, property, claims and demands whatsoever in relation to assets.

	b) Secured by whole of the movable fixed assets of the 1.6 MTPA Aluminium Smelter along with 1215 MW captive power plant in Jharsuguda and 1 MTPA alumina refinery alongwith 75 MW co-generation plant in Lanjigarh, including its movable plant and machinery, capital works-in-process, machinery spares, tools and accessories, and other movable fixed assets	25,000	25,000	384
	Secured by first Pari Passu charge on the movable fixed assets both present and future of 2400 MW (600 MW*4)Jharsuguda Power Plant	24,999	24,999	384
	Secured by way of first ranking pari passu charge on movable fixed assets in relation to the Lanjigarh Refinery Expansion Project (having capacity beyond 2 MTPA and upto 6 MTPA) situated at Lanjigarh, Orissa. The Lanjigarh Refinery Expansion Project shall specifically exclude the ‘1 MTPA alumina refinery of the Company along with 90 MW power plant in Lanjigarh’ and all its related capacity expansions.	15,500	15,500	238

		As at March 31,
		2017	2018	2018
		(₹ in million)	(₹ in million)	(US dollars in million)
	Secured by way of movable fixed assets of the Lanjigarh Refinery Expansion Project including 210 MW Power Project for the Lanjigarh Refinery Expansion Project with a minimum security cover of 1 time of the outstanding amount of the debenture	—	8,496	130
	Secured by First pari passu charge over Plant, Property, Equipment (excluding coal block) of BALCO.	—	4,994	77
	Secured by first pari passu charge on movable and/ or immovable fixed assets of TSPL with a minimum asset cover of 1 time during the tenure of NCD.	5,500	10,500	161
	Secured by first pari passu charge on movable and/ or immovable fixed assets of TSPL with a minimum asset cover of 1.1 times during the tenure of NCD.	9,983	9,998	154
	Secured by way of first pari-passu charge on the specific movable and/ or immovable property, plant and equipment of VGCB, as may be identified and notified by the Issuer to the Security Trustee from time to time, with minimum asset coverage of 1 time of the aggregate face value of bonds outstanding at any point of time.	—	4,250	65
	Other secured redeemable non-convertible debentures	43,770	—	—

Term Loans (grouped under banks and financial institutions)	Secured by first pari passu charge on fixed assets of TSPL both present and future.	36,401	40,754	626

Secured by first pari passu charge by way of hypothecation on the entire movable property, plant and equipments (including CWIP) of the Aluminium and Power Project, both present and future except for assets acquired under buyer’s credit where there is a second charge; and mortgage by deposit of documents of title of the land pertaining to the property, plant and equipments. Aluminium and Power project shall mean the manufacturing facilities comprising of (i) alumina refinery having output of 1 MTPA along with co-generation captive power plant with an aggregate capacity of 75 MW at Lanjigarh, Orissa. (ii) aluminium smelter having an output of 1.6 MTPA along with a 1215 (9x135) MW CPP at Jharsuguda, Orissa.

		26,588	20,480	315
	Secured by creating first pari-passu charge by way of hypothecation of the movable property, plant and equipments except for assets acquired under buyer’s credit where there is a second charge, and mortgage on all the immovable property, plant and equipments of the Aluminium Division of the Company, both present and future, including leasehold land.	92,923	55,206	848

		As at March 31,
		2017	2018	2018
		(₹ in million)	(₹ in million)	(US dollars in million)
	Secured by a first pari passu charge by way of hypothecation on the entire movable property, plant and equipments (including CWIP) of the project at the Company’s Jharsuguda Aluminium division except for assets acquired under buyer’s credit where there is a second charge, both present and future; and mortgage by deposit of documents of title of the land pertaining to the property, plant and equipments.	19,421	18,905	290
	Secured by aggregate of the property, plant and equipments of Aluminium Division and the Lanjigarh Expansion Project reduced by the outstanding amount of other borrowings having first pari passu charge on the property, plant and equipments of Aluminium division and the Lanjigarh Expansion Project except for assets acquired under buyer’s credit where there is a second charge.	12,450	12,332	189
	Secured by first pari passu charge on movable property, plant and equipments (except for coal block) of BALCO	—	15,110	232
	Secured by first pari passu charge on all present and future moveable fixed assets of BALCO including but not limited to plant & machinery, spares, tools and accessories of borrower (excluding of coal block assets ) by way of a deed of hypothecation.	—	9,879	152
	Charge on Cairn Energy Hydrocarbons Limited’s (CEH) all Banks Accounts, Cash & Investments, all receivables and current assets (but excluding any shares issued to CEH by its subsidaries, all of its right, title and interest in and to Production Sharing Contract and all of its fixed assets of any nature).	—	27,730	426
	Other secured term loans from banks	104,165	—	—

Other (grouped under banks and financial institutions)	Secured by way of first charge over AvanStrate’s asset	—	5,130	79

	Total	461,610	349,365	5,365

Movement in borrowings during the year is provided below:

	Borrowings due within one year	Borrowings due after one year	Total	Total
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
As at April 01, 2016	182,328	493,784	676,112
Cash flow	144,574	(108,525)	36,049
Other non cash changes	88,584	(55,045)	33,539
Foreign currency translation differences	(2,360)	2,440	80

As at March 31, 2017	413,126	332,654	745,780	11,454

Cash flow	(180,655)	7,974	(172,681)	(2,652)
Borrowings on acquisition through business combination	—	6,308	6,308	97
Other non cash changes	81,640	(80,097)	1,543	24
Foreign currency translation differences	(411)	1,049	638	10

As at March 31, 2018	313,700	267,888	581,588	8,933

18. Acceptances

Acceptances consist of:

	As at March 31,
	2017	2018	2018
	(₹ in million)	(₹ in million)	(US dollars in million)
Payable under trade financing arrangements	113,304	94,173	1,446

	113,304	94,173	1,446

Acceptances are availed from offshore banks at an interest rate ranging from 1.5% to 3.5% per annum and are repayable within one year from the date of draw down, based on the letter of comfort issued under working capital facilities sanctioned by domestic banks. Some of these working capital facilities are secured by first pari-passu charge over the present and future current assets of the Group.

19. Trade and other payables

Trade and other payables consist of:

	As at March 31,
	2017	2018	2018
	(₹ in million)	(₹ in million)	(US dollars in million)
Financial
Dividend payable[3]	72,170	1,405	22
Trade payables[1,4]	62,949	84,345	1,295
Creditors for capital expenditure	37,444	33,131	509
Security deposit and retentions	9,867	9,011	138
Other liabilities-current	32,441	49,167	755
Total - Financial	214,871	177,059	2,719

Non Financial
Statutory Liabilities	19,072	25,973	399
Advances from customers[2,4]	47,354	49,442	759
Other payables[4]	4,497	3,584	56

Total - Non Financial	70,923	78,999	1,214

	285,794	256,058	3,933

The fair value of trade and other payables is not materially different from the carrying values presented.

[1]	Trade payables are non-interest bearing and are normally settled within 1 day to 180 days terms.
[2]

Advances from customers include amounts received under long term supply agreements. The advance payment plus a fixed rate of return is settled by supplying goods as per the terms of the respective agreements. Of the outstanding advance relating to Copper division an amount of ₹ 10,442 million ($ 160 million) has been repaid in July, 2018 consequent to suspension of operations in India subsequent to the year end (refer 3 (W) (xii))

[3]	Includes payable to related party ₹ 32,983 million and ₹ Nil (refer note 31) as at March 31, 2017 and March 31, 2018 respectively.
[4].	Includes payables to related party ₹ 732 million and ₹ 902 million ($ 13 million) (refer note 31) as at March 31, 2017 and March 31, 2018 respectively.

20. Provisions

	Restoration, rehabilitation and environmental (a)	Other (b)	Total
	(₹ in million)	(₹ in million)	(₹ in million)
As at April 01, 2016	11,513	912	12,425
Additions	1,162	513	1,675
Utilized	(600)	(310)	(910)
Change in estimate	6,641	—	6,641
Unwinding of discount	844	—	844
Exchange differences	(286)	(25)	(311)

As at March 31, 2017	19,274	1,090	20,364

Classification as at March 31, 2017
Current	564	567	1,131
Non-current	18,710	523	19,233

	19,274	1,090	20,364

	Restoration, rehabilitation and environmental (a)	Other (b)	Total	Total
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
As at April 01, 2017	19,274	1,090	20,364	313
Additions	1,738	435	2,173	33
Amounts used	(405)	(52)	(457)	(7)
Unused amounts reversed	(418)	—	(418)	(7)
Unwinding of discount	837	—	837	13
Change in estimates	84	—	84	1
Reclassifications	—	(7)	(7)	—
Additions upon acquisition through business combination	236	3	239	4
Exchange differences	628	21	649	10

As at March 31, 2018	21,974	1,490	23,464	360

Classification as at March 31, 2018
Current	483	952	1,435	22
Non-current	21,491	538	22,029	338

	21,974	1,490	23,464	360

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

The principal restoration and rehabilitation provisions are recorded where a legal obligation exists relating to the mining/ oil and gas assets, where costs are expected to be incurred in restoring the site of production facilities at the end of the life. The Group recognizes site restoration liability to rectify these environmental damages.

An obligation to incur restoration, rehabilitation and environment costs arises when environmental disturbances are caused by the development or ongoing production from a producing field/ mine.

These amounts calculated by considering discount rates within the range of 2% to 12%, becomes payable on closure of mine/expiry of license and are expected to be incurred over a period of one to thirty years. The discount rates at major units are in the range of 2% to 12% at Zinc International and of 2% to 4% at Oil and Gas division.

During the last year, the Group revised the discount rate applied to the decommissioning liability in relation to the Group’s oil and gas segment from 8% (March 31, 2016) to 3.5% (March 31, 2017) p.a. to reflect the risk free rate of return of the currency in which the majority of the expenses are likely to be incurred. The consequential increase in decommissioning provision and property, plant and equipment of ₹ 8,105 million, which the Group believed was not material, had been recognised in the previous year.

(b) Other

Other provisions comprises the Group’s best estimates of the costs based on the possibility of occurrence in the future to settle certain legal, tax, other claims, employee benefits and redundancy costs outstanding against the Group. The timing of cash flows in respect of such provisions cannot be reasonably determined.

21. Other non-current liabilities

Non-current liabilities consist of:

	As at March 31,
	2017	2018	2018
	(₹ in million)	(₹ in million)	(US dollars in million)
Financial
Project creditors, Security deposits and retentions	3,104	1,346	21
Put option liability with non-controlling interests(1)	—	2,988	46
Others	18	60	1
Total - Financial	3,122	4,394	68
Non Financial
Others	—	1	0
Total Non Financial	—	1	0

	3,122	4,395	68

(1)	One of the significant non-controlling shareholder of ASI has an option to offload their shareholding to the Group. The option is exercisable after 5 years from the date of acquisition at a price higher of ₹ 49 ($ 0.8) per share and the fair market value of the share. Therefore, the liability is carried at higher of the two. Subsequent changes to the fair value put option liability are treated as equity transaction and hence accounted for in equity. (Refer Note 1 – Business Combination)

22. Employee benefits

The Group participates in defined contribution and benefit schemes, the assets of which are held (where funded) in separately administered funds.

For defined contribution schemes the amount charged to the consolidated statements of profit or loss is the total amount of contributions payable in the year.

For defined benefit schemes, the cost of providing benefits under the plans is determined by actuarial valuation separately each year for each plan using the projected unit credit method by independent qualified actuaries as at the year end. Remeasurement gains and losses arising in the year are recognised in full in Consolidated Statement of Comprehensive Income for the year.

Defined contribution schemes

The Group contributed a total of ₹ 909 million, ₹ 872 million and ₹ 603 million ($ 9 million) for the years ended March 31, 2016, 2017 and 2018 respectively, to the following defined contribution plans.

Central provident fund and family pension fund

In accordance with the Indian Provident Fund Act, employees are entitled to receive benefits under the Provident Fund. Both the employee and the employer make monthly contributions to the plan at a predetermined rate (12% for 2018) of an employee’s basic salary. All employees have an option to make additional voluntary contributions. These contributions are made to the fund administered and managed by the Government of India (GOI) or to independently managed and approved funds. The Group has no further obligations under the fund managed by the GOI beyond its monthly contributions which are charged to the consolidated statements of profit or loss in the period they are incurred.. The benefits are paid to employees on their retirement or resignation from the Group.

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

Defined benefit plans

Contribution to provident fund trust (the “trusts”) of Iron ore division, BALCO, HZL, SRL and SMCL

The provident funds of Iron ore division, BALCO, HZL, SRL and SMCL are exempted under section 17 of The Employees Provident Fund and Miscellaneous Provisions Act, 1952. Conditions for grant of exemption stipulates that the employer shall make good deficiency, if any, between the return guaranteed by the statute and actual earning of the Fund. Based on actuarial valuation in accordance with IAS 19 and Guidance note issued by Institute of Actuaries of India for interest rate guarantee of exempted provident fund liability of employees, there is no interest shortfall that is required to be met by Iron ore division, BALCO, HZL, SRL and SMCL as of March 31, 2018 and March 31, 2017. Having regard to the assets of the fund and the return in the investments, the Group does not expect any deficiency in the foreseeable future. The Group contributed a total of ₹ 642 million, ₹ 536 million, ₹ 627 million ($ 10 million) for the years ended March 31, 2016, 2017 and 2018 respectively in relation to the independently managed and approved funds. The present value of obligation and the fair value of plan assets of the trust are summarized below.

	As at March 31, 2016 (₹ Million)	As at March 31, 2017 (₹ Million)	As at March 31, 2018 (₹ Million)	As at March 31, 2018 (US dollars in million)
Fair value of plan assets of trusts	11,846	13,336	15,139	233
Present value of defined benefit obligations	(11,628)	(13,110)	(14,691)	226

Net liability arising from defined benefit obligation	Nil	Nil	Nil	Nil

% allocation of Plan assets of the trust

	As at March 31, 2016	As at March 31, 2017	As at March 31, 2018
Assets by category
Government Securities	85.90	77.17	71.10
Debentures/Bonds	13.75	22.59	28.04
Fixed Deposits	0.35	0.24	0.24
Equity	—	—	0.62

Post-Retirement Medical Benefits:

The Group has a scheme of post-retirement medical benefits for employees at BMM and BALCO. Based on an actuarial valuation conducted as at year end, a provision is recognised in full for the benefit obligation. The obligation relating to post-retirement medical benefits as at March 31, 2017 and 2018 was ₹ 613 million and ₹ 675 million ($ 10 million) respectively (balance as at March 31, 2017 includes an amount of post- retirement medical benefit of ₹ 232 million reclassified from defined benefit obligation relating to gratuity plan). The obligation under this plan is unfunded. The Group considers these amounts as not material and accordingly has not provided further disclosures as required by IAS 19 (Revised 2011) “Employee benefits”. The remeasurement loss/ (gain) on post-retirement medical benefits of ₹ (24) million, ₹ 6 million, ₹ (40) million ($ (1) million) for the year ended March 31, 2016, 2017 and 2018 respectively have been recognised in other comprehensive income.

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

The iron ore division of the Company, HZL and erstwhile Cairn India Limited have constituted a trust recognised by Indian Income Tax Authorities for gratuity to employees, contributions to the trust are funded with Life Insurance Corporation of India (LIC), ICICI Prudential Life Insurance Company Limited and HDFC Standard Life Insurance.

Principal actuarial assumptions

Principal actuarial assumptions used to determine the present value of the defined benefit obligation are as follows:

	Year ended March 31, 2016	Year ended March 31, 2017	Year ended March 31, 2018
Discount rate	8%	7.7%	7.7%
Expected rate of increase in compensation level of covered employees	5% to 10%	3% to 15%	2% to 15%

In India, the mortality tables used, assume that a person aged 60 at the end of the balance sheet date has a future life expectancy of 19 years.

Assumptions regarding mortality for Indian entities are based on mortality tables of ‘Indian Assured Lives Mortality (2006-2008)’ published by the Institute of Actuaries of India.

Amount recognised in the consolidated statements of financial position consists of:

	As at March 31, 2016 (₹ Million)	As at March 31, 2017 (₹ Million)	As at March 31, 2018 (₹ Million)	As at March 31, 2018 (US dollars in million)
Fair value of plan assets	2,899	3,215	3,391	52
Present value of defined benefit obligations	(4,517)	(4,495)	(5,464)	(84)

Net liability arising from defined benefit obligation	(1,618)	(1,280)	(2,073)	(32)

Amounts recognised in consolidated statement of profit or loss in respect of defined benefit schemes are as follows:

	Year ended March 31, 2016 (₹ Million)	Year ended March 31, 2017 (₹ Million)	Year ended March 31, 2018 (₹ Million)	Year ended March 31, 2018 (US dollars in million)
Current service cost	279	277	331	5
Past service cost	—	—	820	13
Net Interest cost	158	99	98	1

Total charge to consolidated statements of profit or loss	437	376	1,249	19

Amounts recognised in the consolidated statement of comprehensive income in respect of defined benefit scheme are as follows:

	Year ended March 31, 2016 (₹ Million)	Year ended March 31, 2017 (₹ Million)	Year ended March 31, 2018 (₹ Million)	Year ended March 31, 2018 (US dollars in million)
Remeasurements of the net defined benefit obligation:-
Actuarial losses arising from changes in demographic assumptions	—	2	—	—
Actuarial (gains) / losses arising from changes in financial assumptions	(28)	(6)	15	0
Actuarial losses/ (gains) arising from experience adjustments	207	50	(58)	(1)
(Gain) / Loss on Plan assets (excluding amounts included in net interest cost)	(15)	2	12	0

Remeasurement of the net defined benefit liability	164	48	(31)	(1)

The movement of the present value of defined benefit obligation is as follows:

	Year ended March 31, 2016 (₹ in Million)	Year ended March 31, 2017 (₹ in Million)	Year ended March 31, 2018 (₹ in Million)	Year ended March 31, 2018 (US dollars in million)

At 1 April	(4,987)	(4,517)	(4,495)	(69)
Reclassification to post retirement medical benefits	—	232	—	—
-Current service cost	(279)	(277)	(331)	(5)
-Past service cost	—	—	(820)	(13)
Benefits paid	1,298	451	481	9
Interest cost of scheme liabilities	(370)	(338)	(342)	(5)
Actuarial (losses) arising from changes in demographic assumptions	—	(2)	—	—
Actuarial gains / (losses) arising from changes in financial assumptions	28	6	(15)	(0)
Actuarial (losses)/ gains arising from experience adjustment	(207)	(50)	58	1
At March 31,	(4,517)	(4,495)	(5,464)	(82)

The movement in the fair value of plan assets was as follows:

	Year ended March 31, 2016 (₹ in Million)	Year ended March 31, 2017 (₹ in Million)	Year ended March 31, 2018 (₹ in Million)	Year ended March 31, 2018 (US dollars in million)
At 1 April	2,824	2,899	3,215	49
Contributions received	677	455	320	5
Benefits paid	(829)	(376)	(376)	(6)
Remeasurement gain / (loss) arising from return on plan assets	15	(2)	(12)	(1)
Interest income	212	239	244	4
At March 31,	2,899	3,215	3,391	51

All the above plan assets of the Group have been invested in the qualified insurance policies.

The actual return on plan assets was ₹ 227 million, ₹ 237 million and ₹ 232 million, ($ 4 million) for the years ended March 31, 2016, March 31, 2017 and March 31, 2018 respectively.

The group expects to contribute ₹ 529 million ($ 8 million) to the funded defined benefit plans in fiscal 2019.

The Weighted average duration of the defined benefit obligation is 12.7 years and 14.6 years as at March 31, 2017 and March 31, 2018 respectively.

Sensitivity analysis

Below is the sensitivity analysis determined for significant actuarial assumptions for the determination of defined benefit obligations and based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period while holding all other assumptions constant.

	Increase / (Decrease) in defined benefit obligation		Increase / (Decrease) in defined benefit obligation
	Year ended March 31, 2017 (₹ in million)	Year ended March 31, 2018 (₹ in million)	Year ended March 31, 2018 (US dollars in million)
Discount rate

Increase by 0.50%	(155)	(166)	(3)
Decrease by 0.50%	161	170	3
Expected rate of increase in compensation level of covered employees
Increase by 0.50%	141	151	2
Decrease by 0.50%	(142)	(145)	(2)

The above sensitivity analysis may not be representative of the actual benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

In presenting the above sensitivity analysis, the present value of defined benefit obligation has been calculated using the projected unit credit method at the end of reporting period, which is the same as that applied in calculating the defined obligation liability recognised in the statement of consolidated financial position.

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

Financial assets and liabilities:

The following tables present the carrying value and fair value of each category of financial assets and liabilities as at March 31, 2017 and 2018.

As at March 31, 2017:
	(₹ in million)
Financial assets	Held for trading	Loans and receivables	Available for sale financial assets	Derivatives used for hedging	Total carrying value	Total fair value
Financial assets investments
—at fair value	—	—	695	—	695	695
Other non—current assets	—	19,300	—	—	19,300	19,300
Trade and other receivable	—	33,222	—	—	33,222	33,222
Short term investments
—Bank deposits	—	55,790	—	—	55,790	55,790
—Other investments	468,895	—	—	—	468,895	468,895
Derivative financial assets	—	—	—	129	129	129
Cash and cash equivalents	—	97,202	—	—	97,202	97,202
Restricted cash and cash equivalents	—	11,747	—	—	11,747	11,747

Total	468,895	217,261	695	129	686,980	686,980

As at March 31, 2017:
	(₹ in million)
Financial liabilities	Derivatives used for hedging	Amortised cost	Total carrying value	Total fair value
Borrowings	—	745,780	745,780	747,693
Acceptances	—	113,304	113,304	113,304
Trade and other payables	—	217,993	217,993	217,993
Derivative financial liabilities	8,773	—	8,773	8,773

Total	8,773	1,077,077	1,085,850	1,087,763

As at March 31, 2018:
	(₹ in million)						(US dollars in million)
Financial assets	Held for trading	Loans and receivables	Available for sale financial assets	Derivatives used for hedging	Total carrying value	Total fair value	Total carrying value	Total fair value
Financial assets investments
—at fair value	—	—	1,595	—	1,595	1,595	24	24
Other non—current assets	—	30,049	—	—	30,049	30,049	462	462
Trade and other receivable	—	44,549	—	—	44,549	44,549	684	684
Short term investments
—Bank deposits	—	30,633	—	—	30,633	30,633	471	471
—Other investments	285,363	—	—	—	285,363	285,363	4,383	4,383
Derivative financial assets	—	—	—	1,524	1,524	1,524	23	23
Cash and cash equivalents	—	42,192	—	—	42,192	42,192	648	648
Restricted cash and cash equivalents	—	2,483	—	—	2,483	2,483	38	38

Total	285,363	149,906	1,595	1,524	438,388	438,388	6,733	6,733

As at March 31, 2018:
	(₹ in million)					(US dollars in million)
Financial liabilities	Derivatives used for hedging	Amortised cost	Others*	Total carrying value	Total fair value	Total carrying value	Total fair value
Borrowings	—	581,588	—	581,588	582,366	8,932	8,944
Acceptances	—	94,173	—	94,173	94,173	1,446	1,446
Trade and other payables	—	178,465	2,988	181,453	181,453	2,787	2,787
Derivative financial liabilities	2,610	—	—	2,610	2,610	40	40

Total	2,610	854,226	2,988	859,824	860,602	13,205	13,217

*	Includes put option liability accounted for at fair value (Refer note 19)

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

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The below table summarizes the categories of financial assets and liabilities as at March 31, 2017 and 2018 measured at fair value:

As at March 31, 2017	(Level 1)	(Level 2)	(Level 3)
	(₹ in million)
Financial assets
At fair value through profit or loss
— Held for trading	194,086	274,809	—
—Derivative financial assets used for hedging	—	129	—
Available-for-sale investments
—Financial asset investments held at fair value	600	—	95

	194,686	274,938	95

Financial liabilities
At fair value through profit or loss
—Derivative financial liabilities used for hedging	—	8,773	—

	—	8,773	—

As at March 31, 2018	(Level 1)	(Level 2)	(Level 3)	(Level 1)	(Level 2)	(Level 3)
	(₹ in million)			(US dollars in million)
Financial assets
At fair value through profit or loss
—Held for trading	75,667	209,696	—	1,162	3,221	—
—Derivative financial assets used for hedging		1,524	—	—	23	—
Available-for-sale investments
—Financial asset investments held at fair value	1,488	—	107	22	—	2

	77,155	211,220	107	1,184	3,244	2

Financial liabilities
At fair value through profit or loss
—Derivative financial liabilities used for hedging	—	2,610	—	—	40	—
—Trade and other payables*	—	—	2,988	—	—	46

	—	2,610	2,988	—	40	46

*	Put option liability with non controlling interest (Refer Note 21)

The below table summarizes the fair value of financial liabilities other than those where carrying value is determined to be the fair value and which are carried at amortised cost as at March 31, 2017 and 2018:

As at March 31, 2017	(Level 2)
(₹ in million)
Financial Liabilities
- Long term borrowings	334,567

334,567

As at March 31, 2018	(Level 2)	(Level 2)
	(₹ in million)	US dollars in million
Financial Liabilities
- Long term borrowings	268,666	4,126

	268,666	4,126

The fair value of the financial assets and liabilities are at the amount that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair values:

•	Investments traded in active markets are determined by reference to quotes from the financial institutions; for example: Net asset value (NAV) for investments in mutual funds declared by mutual fund house. For other listed securities traded in markets which are not active, the quoted price is used wherever the pricing mechanism is same as for other marketable securities traded in active markets. Other current investments are valued on the basis of market trades, poll and primary issuances for securities issued by the same or similar issuer and for similar maturities or based on the applicable spread movement for the security derived based on the aforementioned factor(s).

•	Trade and other receivables (excluding non financial assets), cash and cash equivalents (including restricted cash and cash equivalents), bank deposits, trade and other payables (excluding non financial liabilities) and short-term borrowings: Approximate their carrying amounts largely due to the short-term maturities of these instruments.

•	Other non-current financial assets and financial liabilities: Fair value is calculated using a discounted cash flow model with market assumptions, unless the carrying value is considered to approximate to fair value.

•	Long-term fixed-rate and variable-rate borrowings: Fair value has been determined by the Group based on parameters such as interest rates, specific country risk factors, and the risk characteristics of the financed project.

•	Quoted available-for-sale financial assets investments: Fair value is derived from quoted market prices in active markets.

•	Derivative financial assets/liabilities: The Group enters into derivative financial instruments with various counterparties. Interest rate swaps, foreign exchange forward contracts and commodity forward contracts are valued using valuation techniques, which employs the use of market observable inputs. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including foreign exchange spot and forward rates, yield curves of the respective currencies, currency basis spreads between the repective currencies, interest rate curves and forward rate curves of the underlying commodity. Commodity contracts are valued using the forward LME rates of commodities actively traded on the listed metal exchange i.e. London Metal Exchange, United Kingdom (U.K.).

For all other financial instruments, the carrying amount is either the fair value, or approximates the fair value.

The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and the value of other financial instruments recognised at fair value.

The estimated fair value amounts as at March 31, 2018 have been measured as at that date. As such, the fair values of these financial instruments subsequent to reporting date may be different than the amounts reported at each year-end.

There were no transfers between Level 1, Level 2 and Level 3 during the year.

Risk management framework

The Group’s businesses are subject to several risks and uncertainties including financial risks.

The Group’s documented risk management polices act as an effective tool in mitigating the various financial risks to which the businesses are exposed to in the course of their daily operations. The risk management policies cover areas such as liquidity risk, commodity price risk, foreign exchange risk, interest rate risk, counterparty credit risk and capital management. Risks are identified at both the corporate and individual subsidiary level with active involvement of senior management. Each operating subsidiary in the Group has in place risk management processes which are in line with the Group’s policy. Each significant risk has a designated ‘owner’ within the Group at an appropriate senior level. The potential financial impact of the risk and its likelihood of a negative outcome are regularly updated.

The risk management process is coordinated by the Management Assurance function and is regularly reviewed by the Group’s Audit Committee. The Audit Committee is aided by the other committees of the Board including the Risk Management Committee, which meets regularly to review risks as well as the progress against the planned actions. Key business decisions are discussed at the periodic meetings of the Executive Committee. The overall internal control environment and risk management programme including financial risk management is reviewed by the Audit Committee on behalf of the Board.

The risk management framework aims to:

•	improve financial risk awareness and risk transparency

•	identify, control and monitor key risks

•	identify risk accumulations

•	provide management with reliable information on the Group’s risk situation

•	improve financial returns

Treasury management

Treasury management focuses on liability management, capital protection, liquidity maintenance and yield maximization. The treasury policies are approved by the Committee of the Board. Daily treasury operations of the subsidiary companies are managed by their respective finance teams within the framework of the overall Group treasury policies. Long-term fund raising including strategic treasury initiatives are managed jointly by the business treasury team and the central team at corporate treasury while short-term funding for routine working capital requirements is delegated to subsidiary companies. A monthly reporting system exists to inform senior management of investments and debt position, exposure to currency, commodity and interest rate risk and their mitigants including the derivative position. The Group has a strong system of internal control which enables effective monitoring of adherence to Group’s policies. The internal control measures are effectively supplemented by regular internal audits.

The investment portfolio at the Group is independently reviewed by CRISIL Limited and Group portfolio has been rated as Tier I or “Very Good” meaning highest safety. The investments are made keeping in mind safety, liquidity and yield maximization.

The Group uses derivative instruments to manage the exposure in foreign currency exchange rates, interest rates and commodity prices. The Group does not acquire or issue derivative financial instruments for trading or speculative purposes. The Group does not enter into complex derivative transactions to manage the treasury and commodity risks. Both treasury and commodities derivative transactions are normally in the form of forward contracts, interest rate and currency swaps and these are in line with the Group’s policies.

Commodity price risk

The Group is exposed to the movement of base metal commodity prices on the London Metal Exchange. Any decline in the prices of the base metals that the Group produces and sells will have an immediate and direct impact on the profitability of the businesses. As a general policy, the Group aims to sell the products at prevailing market prices. The commodity price risk in import of input commodity such as Copper Concentrate & Alumina, for our copper and aluminium business respectively, is hedged on back-to back basis ensuring no price risk for the business. Hedging is used primarily as a risk management tool and, in some cases, to secure future cash flows in cases of high volatility by entering into forward contracts or similar instruments. The hedging activities are subject to strict limits set out by the Board and to a strictly defined internal control and monitoring mechanism. Decisions relating to hedging of commodities are taken at the Executive Committee level, basis clearly laid down guidelines.

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

Aluminum

The requirement of the primary raw material, alumina, is partly met from own sources and the rest is purchased primarily on negotiated price terms. Sales prices are linked to the LME prices. At present, the Group on selective basis hedges the aluminium content in outsourced alumina to protect its margins.

The Group also enters into hedging arrangements for its aluminium sales to realise average month of sale LME prices.

Copper

The Group’s custom smelting copper operations at Tuticorin is benefitted by a natural hedge except to the extent of a possible mismatch in quotational periods between the purchase of concentrate and the sale of finished copper. The Group’s policy on custom smelting is to generate margins from Treatment charges/Refining charges or “TcRc”, improving operational efficiencies, minimising conversion cost, generating a premium over LME on sale of finished copper, sale of by-products and from achieving import parity on domestic sales. Hence, mismatches in quotational periods are managed to ensure that the gains or losses are minimised. The Group hedges this variability of LME prices through forward contracts and tries to make the LME price a pass-through cost between purchases of copper concentrate and sales of finished products, both of which are linked to the LME price.

Tc/Rcs are a major source of income for the Indian copper smelting operations. Fluctuations in Tc/Rcs are influenced by factors including demand and supply conditions prevailing in the market for mine output. The Group’s copper business has a strategy of securing a majority of its concentrate feed requirement under long-term contracts with mines.

Zinc, Lead and Silver

The sales prices are linked to the LME prices. The Group also enters into hedging arrangements for its Zinc, Lead and Silver sales to realise average month of sale LME prices.

Zinc International

Raw material for zinc and lead is mined in Namibia and South Africa Ireland with sales prices linked to the LME prices.

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

Provisionally priced financial instruments

The value of net financial liabilities linked to commodities (excluding derivatives) accounted for on provisional prices was ₹ 25,654 million and ₹ 29,881 million ($459 million) as at March 31, 2017 and March 31, 2018 respectively. These instruments are subject to price movements at the time of final settlement and the final price of these instruments will be determined in the financial year beginning April 1, 2018.

Set out below is the impact of 10% increase in LME prices on pre-tax profit/(loss) for the year and pre-tax equity as a result of changes in the value of the Group’s commodity financial instruments:

For the year ended March 31, 2017	(₹ in million)
	Total exposure	Effect on pre-tax profit/(loss) of a 10% increase in the LME	Effect on pre-tax equity of a 10% increase in the LME
Copper	29,543	(2,954)	—

For the year ended March 31, 2018	(₹ in million)
	Total exposure	Effect on pre-tax profit/(loss) of a 10% increase in the LME	Effect on pre-tax equity of a 10% increase in the LME
Copper	35,578	(3,558)	—
US dollars in million	546	55	—

The above sensitivities are based on volumes, costs, exchange rates and other variables and provide the estimated impact of a change in LME prices on profit and equity assuming that all other variables remain constant. A 10% decrease in LME prices would have an equal and opposite effect on the Group’s financial statements.

Incuded above is also the impact of a 10% increase in closing copper LME for provisionally priced copper concentrate purchased at Copper division custom smelting operations of ₹ 2,954 million and ₹ 3,684 million ($ 57 million) for the year ended March 31, 2017 and March 31, 2018 respectively, which is pass through in nature and as such will not have any impact on the profitability.

Financial risk

The Group’s Board approved financial risk policies include monitoring, measuring and mitigating the liquidity, currency, interest rate and counterparty risk. The Group does not engage in speculative treasury activity but seeks to manage risk and optimize interest and commodity pricing through proven financial instruments.

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

CRISIL changed the outlook for the Group’s long-term bank facilities and its Non-Convertible Debentures (NCD) programme to CRISIL AA / Positive from CRISIL AA /Stable during the year on account of structural improvement in business profile and deleveraging. India Ratings has revised the outlook on Vedanta Limited’s ratings to IND AA / Positive from IND AA/ Negative on account of improved financial metrics, completion of the merger with Cairn and proactive refinancing. Vedanta Limited has the highest short term rating on its working capital and Commercial Paper Programme at A1+ from CRISIL and India Ratings.

Anticipated future cash flows, together with undrawn fund based committed facilities of ₹ 33,369 million, and cash, bank and current investments of ₹ 360,671 million as at March 31, 2018, are expected to be sufficient to meet the liquidity requirement of the Group in the near future.

The Group remains committed to maintaining a healthy liquidity, a low gearing ratio, deleveraging and strengthening its statement of financial position. The maturity profile of the Group’s financial liabilities based on the remaining period from the date of balance sheet to the contractual maturity date is given in the table below. The figures reflect the contractual undiscounted cash obligation of the Group.

As at March 31, 2017 Payment due by year	<1 year	1-3 years	3-5 years	>5 years	Total
	(₹ in million)
Acceptances*	113,502	—	—	—	113,502
Trade and other payables**	206,483	1,153	—	1,969	209,605
Borrowings***	462,362	179,381	160,210	68,261	870,214
Derivative financial liabilities	8,216	557	—	—	8,773

	790,563	181,091	160,210	70,230	1,202,094

As at March 31, 2018 Payment due by year	<1 year	1-3 years	3-5 years	>5 years	Total
	(₹ in million)
Acceptances*	94,823	—	—	—	94,823
Trade and other payables**	168,200	1,372	2,988	—	172,560
Borrowings***	346,243	180,896	74,166	74,395	675,700
Derivative financial liabilities	1,432	1,178	—	—	2,610

	610,698	183,446	77,154	74,395	945,693

US dollars in million	9,379	2,817	1,185	1,143	14,524

*	Includes committed interest payments
**	Includes financial liabilities grouped under “other non current liabilities”. Excludes interest accrued but not due on borrowings.
***	Includes long term borrowings, short term borrowings, interest accrued but not due on borrowings and committed interest payments.

The Group had access to following funding facilities:

As at March 31, 2017
Funding facility	Total facility	Drawn	Un drawn
	(₹ in million)	(₹ in million)	(₹ in million)
Fund/ Non-fund based	490,585	385,255	105,330

As at March 31, 2018
Funding facility	Total facility	Drawn	Un drawn
	(₹ in million)	(₹ in million)	(₹ in million)
Fund/ Non-fund based	571,900	464,857	107,043

US dollars in million	8,784	7,140	1,644

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

Considering the countries and economic environment in which the Group operates, its operations are subject to risks arising from the fluctuations primarily in the US dollar, Australian dollar, Namibian dollar, AED, ZAR, GBP, JPY, INR and Euro against the functional currencies of Vedanta Limited and its subsidiaries.

Exposures on foreign currency loans are managed through the Group wide hedging policy, which is reviewed periodically to ensure that the results from fluctuating currency exchange rates are appropriately managed. The Group strives to achieve asset liability offset of foreign currency exposures and only the net position is hedged.

The Group’s presentation currency is Indian Rupee. The majority of the assets are located in India and the Indian Rupee is the functional currency for the Indian operating subsidiaries except for Oil and Gas business. Natural hedges available in the business are identified at each entity level and hedges are placed only for the net exposure. Short-term net exposures are hedged progressively based on their maturity. A more conservative approach has been adopted for project expenditures to avoid budget overruns, where cost of the project is calculated taking into account the hedge cost. However, all new long-term borrowing exposures are being hedged. The hedge mechanisms are reviewed periodically to ensure that the risk from fluctuating currency exchange rates is appropriately managed.

The carrying amount of the Group’s financial assets and liabilities in different currencies are as follows:

	As at March 31, 2017		As at March 31, 2018		As at March 31, 2018
	Financial assets	Financial liabilities	Financial assets	Financial liabilities	Financial assets	Financial liabilities
	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)	(US dollars in million)
INR	584,927	801,182	356,944	616,168	5,483	9,463
USD	96,497	278,737	71,891	222,888	1,104	3,423
Euro	1,810	2,679	407	4,438	6	68
Others	3,746	3,252	9,146	16,330	140	251

Total	686,980	1,085,850	438,388	859,824	6,733	13,205

The Group’s exposure to foreign currency arises where a group entity holds monetary assets and liabilities denominated in a currency different to the functional currency of the respective business, with US dollar being the major non-functional currency.

The foreign exchange rate sensitivity is calculated by the aggregation of the net foreign exchange rate exposure with a simultaneous parallel foreign exchange rates shift in the currencies by 10% against the functional currency of the respective businesses.

Set out below is the impact of a 10% strengthening in the functional currencies of respective businesses on pre-tax profit/(loss) andpre-tax equity arising as a result of the revaluation of the Group’s foreign currency financial assets/ liabilities :

March 31, 2017	Effect on pre-tax profit/(loss) of a 10% strengthening in currency	Effect on pre- tax equity of a 10% strengthening in currency
USD	25,752	(182)
INR	1,042	—

March 31, 2018	Effect on pre-tax profit/(loss) of a 10% strengthening in currency	Effect on pre- tax equity of a 10% strengthening in currency	Effect on pre-tax profit/(loss) of a 10% strengthening in currency	Effect on pre-tax equity of a 10% strengthening in currency
	(₹ in million)		(US Dollars in million)
USD	15,205	0	234	0
INR	609	—	9	—

A 10% weakening of the functional currencies of respective businesses would have an equal and opposite effect on the Group’s financial statements.

(c) Interest rate risk

The Group is exposed to interest rate risk on short-term and long-term floating rate instruments and on the refinancing of fixed rate debt. The Group’s policy is to maintain a balance of fixed and floating interest rate borrowings and the proportion of fixed and floating rate debt is determined by current market interest rates.

The borrowings of the Group are principally denominated in Indian Rupees and US dollars with mix of fixed and floating rates of interest. The USD floating rate debt is linked to US dollar LIBOR and INR floating rate debt to Bank’s base rate. The Group has a policy of selectively using interest rate swaps, option contracts and other derivative instruments to manage its exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a monthly basis.

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

The exposure of the Group’s financial assets as at March 31, 2017 to interest rate risk is as follows:

	Floating rate financial assets	Fixed rate financial assets	Non-interest bearing financial assets	Total financial assets
	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)
Financial assets	355,073	195,353	136,554	686,980

	355,073	195,353	136,554	686,980

The exposure of the Group’s financial liabilities as at March 31, 2017 to interest rate risk is as follows:

	Floating rate financial liabilities	Fixed rate financial liabilities	Non-interest bearing financial liabilities	Total financial liabilities
	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)
Financial liabilities	399,564	459,007	227,279	1,085,850

	399,564	459,007	227,279	1,085,850

The weighted average interest rate on the fixed rate financial liabilities is 7.0% p.a. and the weighted average period for which the rate is fixed is 1.4 years.

The exposure of the Group’s financial assets as at March 31, 2018 to interest rate risk is as follows:

	Floating rate financial assets	Fixed rate financial assets	Non-interest bearing financial assets	Total financial assets
	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)
Financial assets	196,530	146,820	95,038	438,388

	196,530	146,820	95,038	438,388

(US dollars in million)	3,018	2,255	1,460	6,733

The exposure of the Group’s financial liabilities as at March 31, 2018 to interest rate risk is as follows:

	Floating rate financial liabilities	Fixed rate financial liabilities	Non-interest bearing financial liabilities	Total financial liabilities
	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)
Financial liabilities	232,423	443,029	184,372	859,824

	232,423	443,029	184,372	859,824

(US dollars in million)	3,570	6,804	2,831	13,205

The weighted average interest rate on the fixed rate financial liabilities is 6.7% p.a. and the weighted average period for which the rate is fixed is 2.4 years.

Considering the net debt position as at March 31, 2018 and the investment in bank deposits, corporate bonds and debt mutual funds, any increase in interest rates would result in a net loss and any decrease in interest rates would result in a net gain. The sensitivity analysis has been determined based on the exposure to interest rates for financial instruments at the balance sheet date.

The table below illustrates the impact of a 0.5% to 2.0% movement in interest rates on interest on financial assets/ liabilities (net) on profit/(loss) and equity assuming that the changes occur at the reporting date and has been calculated based on risk exposure outstanding as of date. The year end balances are not necessarily representative of the average debt outstanding during the year. This analysis also assumes that all other variables, in particular foreign currency rates, remain constant.

Increase in interest rates Year ended March 31,
	2017	2018	2018
	(₹ in million)	(₹ in million)	(US dollars in million)
0.50%	(222)	(179)	(3)
1.00%	(445)	(359)	(6)
2.00%	(890)	(718)	(9)

An equivalent reduction in interest rates would have an equal and opposite effect on the Group’s financial statements.

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

Credit risk on receivables is limited as almost all credit sales are against letters of credit and guarantees of banks of national standing. Moreover, given the diverse nature of the Group’s businesses trade receivables are spread over a number of customers with no significant concentration of credit risk. No single customer accounted for 10.0% or more of revenue on a consolidated basis in any of the years presented. The history of trade receivables shows a negligible provision for bad and doubtful debts. Therefore, the Group does not expect any material risk on account of non-performance by any of the Group’s counterparties.

The Group has clearly defined policies to mitigate counterparty risks. For short-term investments, counterparty limits are in place to limit the amount of credit exposure to any one counterparty. This, therefore, results in diversification of credit risk for our mutual fund and bond investments. For derivative and financial instruments, the Group attempts to limit the credit risk by only dealing with reputable banks and financial institutions.

The carrying value of the financial assets represents the maximum credit exposure. The Group’s maximum exposure to credit risk as at March 31, 2017 and March 31, 2018 is ₹ 686,980 million and ₹ 438,388 million ($6,733 million) respectively.

The maximum credit exposure on financial guarantees given by the Group for various financial facilities is described in Note 29 on “Commitments, contingencies, and guarantees”.

None of the Group’s cash equivalents, including time deposits with banks, are past due or impaired. Regarding trade and other receivables, and other non-current assets, there were no indications as at March 31, 2018, that defaults in payment obligations will occur except as described in Note 13 on allowance for impairment of trade and other receivables.

Of the year end trade and other receivables, the following are expected to be realised in the normal course of business and hence not considered impaired:

As at March 31	2017	2018	2018
	(₹ in million)	(₹ in million)	(US dollars in million)
Neither impaired nor past due	11,450	34,278	526
Past due but not impaired
Due Less than 1 month	9,429	7,725	119
Due Between 1 - 3 months	3,014	3,897	60
Due Between 3 - 12 months	15,307	7,278	112
Due Greater than 12 months	9,372	15,477	238

	48,572	68,655	1,055

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

Cash flow hedges

The Group enters into forward exchange and commodity price contracts for hedging highly probable forecast transaction and account for them as cash flow hedges and states them at fair value. Subsequent changes in fair value are recognized in the consolidated statements of comprehensive income until the hedged transaction occurs, at which time, the respective gain or losses are reclassified to the consolidated statements of profit or loss. These hedges have been effective for the year ended March 31, 2018.

The Group uses foreign exchange contracts from time to time to optimize currency risk exposure on its foreign currency transactions. The Group hedged part of its foreign currency exposure on capital commitments during the year ended 2018. Fair value changes on such forward contracts are recognized in the consolidated statements of comprehensive income.

The majority of cash flow hedges taken out by the Group during the year comprise non-derivative hedging instruments for hedging the foreign exchange rate of highly probable forecast transactions and commodity price contracts for hedging the commodity price risk of highly probable forecast transactions.

The cash flows related to above are expected to occur during the year ended March 31, 2019 and consequently may impact the consolidated statements of profit or loss for that year depending upon the change in the commodity prices and foreign exchange rates movements. For cash flow hedges regarded as basis adjustments to initial carrying value of the property, plant and equipment, the depreciation on the basis adjustments made is expected to affect the consolidated statements of profit or loss over the expected useful life of the property, plant and equipment.

Fair value hedge

The fair value hedges relate to forward covers taken to hedge currency exposure and commodity price risks.

The Group’s sales are on a quotational period basis, generally one month to three months after the date of delivery at a customer’s facility. The Group enters into forward contracts for the respective quotational period to hedge its commodity price risk based on average LME prices. Gains and losses on these hedge transactions are substantially offset by the amount of gains or losses on the underlying sales. Net gains and losses are recognized in the consolidated statements of profit or loss.

The Group uses foreign exchange contracts from time to time to optimize currency risk exposure on its foreign currency transactions. Fair value changes on such forward contracts are recognized in the consolidated statements of profit or loss.

Non-qualifying/economic hedge

The Group enters into derivative contracts which are not designated as hedges for accounting purposes, but provide an economic hedge of a particular transaction risk or a risk component of a transaction. Hedging instruments include copper, aluminium future contracts on the LME and certain other derivative instruments. Fair value changes on such derivative instruments are recognized in the consolidated statements of profit or loss.

The fair value of the Group’s derivative positions recorded under derivative financial assets and derivative financial liabilities are as follows:

	As at March 31, 2017		As at March 31, 2018
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	(₹ in million)				(US dollars in million)
Current
Cash flow hedges*
— Commodity contracts	1	854	1,184	947	18	15
— Forward foreign currency contracts	—	137	6	0	0	0
Fair value hedges**
— Commodity contracts	—	21	13	6	0	0
— Forward foreign currency contracts	1	5,325	144	93	2	1
Non-qualifying hedges
— Commodity contracts	89	238	41	147	1	2
— Forward foreign currency contracts	—	1,630	134	224	2	4
— Cross currency swap	—	11	2	15	0	0
Non Current
Fair value hedges**
— Forward foreign currency contracts	38	557	—	1,061	—	16
Non-qualifying hedges
— Commodity contracts	—	—	—	7	—	0
— Forward foreign currency contracts	—	—	—	110	—	2

Total	129	8,773	1,524	2,610	23	40

*	Refer consolidated statements of comprehensive income and consolidated statements of change in equity for the change in the fair value of cash flow hedges.
**	The change in fair value hedges has been recognized in the consolidated statement of profit or loss.

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

Net debt are long term and short term debts as reduced by cash and cash equivalents (including restricted cash and cash equivalents) and short-term investments. Equity comprises all components including other components of equity (which comprises the cash flow hedges, translation of foreign operations and available-for-sale financial investments).

The following table summarizes the capital of the Group:

As at March 31,	2017	2018	2018
	(₹ in million)	(₹ in million)	(US dollars in million)
Equity	713,788	752,930	11,564

Cash and cash equivalents (Note 15 and 16)	108,949	44,675	686
Short term investments (Note 14)	524,685	315,996	4,854

Total cash (a)	633,634	360,671	5,540
Short-term borrowings (Note 17)	413,126	313,700	4,818
Long-term borrowings (Note 17)	332,654	267,888	4,114

Total debt (b)	745,780	581,588	8,932
Net debt (c=(b-a))	112,146	220,917	3,392

Total capital (equity+net debt)	825,934	973,847	14,956

Gearing ratio	0.16	0.29	0.29

25. Shareholders’ equity

Authorised Share Capital:

As at March 31, 2018 the authorised equity share capital of Vedanta Limited comprised 44,020,100,000 equity shares with a par value of ₹ 1 each.

During the previous year, the authorized equity share capital of the Company had changed pursuant to the scheme of Merger (Refer note 1).

The Company has one class of equity shares having a par value of ₹ 1 per share. Each shareholder is eligible for one vote per share held and dividend as and when declared by the Company.

Issued, subscribed and fully paid up share capital:

Vedanta Limited’s issued equity share capital was ₹ 3,718 million and ₹ 3,718 million ($ 57 million) consisting of 3,717,493,092 and 3,717,493,092 equity shares as at March 31, 2017 and March 31, 2018, respectively. This includes 54,254,975 and 62,106,174 American Depository Shares (“ADS”) as at March 31, 2017 and March 31, 2018, respectively.

Equity share capital of ₹ 3,718 million as at March 31, 2017 also included 752.5 million shares to be issued pursuant to the scheme of Merger (Refer note 1).

Securities premium

Securities premium is created to record amounts received in excess of the par value of shares in separate account as required by the Indian Companies Act. The securities premium account may be applied by the company towards the issue of unissued shares of the company to the members of the company as fully paid bonus shares, writing off the preliminary expenses of the company, writing off the expenses of, or the commission paid or discount allowed on any issue of shares or debentures of the company, providing for the premium payable on the redemption of any redeemable preference shares or of any debentures of the company; or for the purchase of its own shares or other securities.

Retained earnings includes amongst others, general reserve, debenture redemption reserve, capital reserve and preference share redemption reserve.

General reserve

Under the erstwhile Indian Companies Act 1956, a general reserve was created through an annual transfer of net income at a specified percentage in accordance with applicable regulations. The purpose of these transfers was to ensure that if a dividend distribution in a given year is more than 10.0% of the paid-up capital of the Company for that year, then the total dividend distribution is less than the total distributable results for that year. Consequent to introduction of Companies Act 2013, the requirement to mandatory transfer a specified percentage of the net profit to general reserve has been withdrawn. The balances in general reserves, as determined in accordance with applicable regulations, was ₹ 191,052 million and ₹191,052 million ($ 2,934 million) as at March 31, 2017 and March 31, 2018 respectively. (Also refer dividend section below).

Debenture redemption reserve

The Indian Companies Act requires companies that issue debentures to create a debenture redemption reserve from annual profits until such debentures are redeemed. Companies are required to maintain 25% as a reserve of outstanding redeemable debentures. The amounts credited to the debenture redemption reserve may not be utilized except to redeem debentures. Retained earnings include ₹ 17,696 million and ₹ 14,770 million ($ 227 million) of debenture redemption reserve as at March 31, 2017 and March 31, 2018 respectively.

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

If profits are used to redeem preference shares, the value of the nominal amount of shares redeemed should be transferred from profits (retained earnings) to the preference share redemption reserve account. This amount should then be utilised for the purpose of redemption of redeemable preference shares. This reserve can be used to issue fully paid-up bonus shares to the shareholders of Vedanta Limited. Retained earnings include ₹ 769 million and ₹ 769 million ($ 12 million) of preference share redemption reserve as at March 31, 2017 and March 31, 2018 respectively.

Capital reserve

The balance in capital reserve as at March 31, 2017 and March 31, 2018 is ₹ 190,186 million and ₹ 187,763 million ($ 2,884 million) respectively. The said balance has mainly arisen pursuant to extinguishment of non-controlling interests of erstwhile Cairn India Limited in the previous year pursuant to merger as described in note 1.

Dividends

Each equity share holder is entitled to dividends as and when Vedanta Limited declares and pays dividends after obtaining shareholder approval / board approval in case of an interim dividend. Dividends are paid in Indian Rupees. Remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.

On April 29, 2015 the board of directors of Vedanta Limited recommended a final dividend of ₹ 2.35 per equity share for the year ended March 31, 2015, which was approved by the shareholders’ at the annual general meeting, held on July 11, 2015. The dividend amounting to ₹ 6,967 million has been subsequently paid before the due date.

On October 27, 2015 the board of directors of Vedanta Limited declared an interim dividend of ₹ 3.5 per equity share for the year ended March 31, 2016. The dividend amounting to ₹ 10,378 million has been subsequently paid before the due date.

On October 28, 2016 the board of directors of Vedanta Limited declared an interim dividend of ₹ 1.75 per equity share for the year ended March 31, 2017. The dividend amounting to ₹ 5,189 million has been subsequently paid before the due date.

On March 30, 2017 the board of directors of Vedanta Limited declared an interim dividend of ₹ 17.70 per equity share for the year ended March 31, 2017. The dividend amounting to ₹ 65,800 million has been subsequently paid.

On March 13, 2018 the board of directors of Vedanta Limited declared an interim dividend of ₹ 21.20 ($0.33) per equity share for the year ended March 31, 2018. The dividend amounting to ₹ 78,810 million ($1,210 million) has been subsequently paid before the due date.

On March 13, 2018 the board of directors of Vedanta Limited also declared dividend @ 7.5% p.a. on the redeemable preference shares as per their terms of issuance of ₹ 2,090 million ($ 32 million). These preference shares were issued on April 28, 2017 and dividend is payable uptil the end of financial year i.e. March 31, 2018. The same has been accounted for as interest cost and has been recorded in the consolidated statement of profit and loss.

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

26. Share-Based Compensation Plans

The Company offers equity based option plans to its employees, officers and directors through the Company’s stock option plan introduced in the previous year, Cairn India’s stock option plan now administered by the Company pursuant to merger with the Company and Vedanta Resources Plc plans [Vedanta Resources Long-Term Incentive Plan (“LTIP”), Employee Share Ownership Plan (“ESOP”), Performance Share Plan (“PSP”) and Deferred Share Bonus Plan (“DSBP”)] collectively referred as ‘VR PLC ESOP’ scheme.

The Vedanta Limited Employee Stock Option Scheme (ESOS) 2016

The Company introduced an Employee Stock Option Scheme 2016 (“ESOS”), which was approved by the Vedanta Limited shareholders to provide equity settled incentive to all employees of the Company including subsidiary companies. The ESOS scheme includes both tenure based and performance based stock options. The maximum value of options that can be awarded to members of the wider management group is calculated by reference to the grade average cost-to-comapany (“CTC”) and individual grade of the employee. The performance conditions attached to the option is measured by comparing company’s performance in terms of Total Shareholder Return (“TSR”) over the performance period with the performance of two group of comparator companies (i.e. Indian and global comparator companies) defined in the scheme. The extent to which an option vests will depend on the Company’s TSR rank against a group or groups of peer companies at the end of the performance period and as moderated by the Remuneration Committee. Dependent on the level of employee, part of these options will be subject to a continued service condition only with the remainder measured in terms of TSR.

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

Initial options under the ESOS were granted on 15 December 2016. Further during the year, new options were granted in September 2017, October 2017 and November 2017. In the scheme launched during the year, business performance (“EBIDTA”) set against business plan for the financial year is included as an additional performance condition. The exercise price of the options is ₹ 1 per share and the performance period is three years, with no re-testing being allowed.

The details of share options for the year ended March 31, 2017 is presented below:

Year of Grant	Excerise Period	Options outstanding April 1, 2016	Options granted during the year	Options forfeited/ lapsed during the year	Options lapsed during the year owing to performance conditions	Options exercised during the year	Options outstanding March 31, 2017
2016	15 December 2019-15 June 2020	—	8,000,000	196,600	—	—	7,803,400

The details of share options for the year ended March 31, 2018 is presented below:

Year of Grant	Excerise Period	Options outstanding April 1, 2017	Options granted during the year	Options forfeited / lapsed during the year	Options lapsed during the year owing to performance conditions	Options exercised during the year	Options outstanding March 31, 2018
2016	15 December 2019-15 June 2020	7,803,400	—	670,998	—	—	7,132,402
2017	1 September 2020-1 March 2021	—	10,041,040	393,310	581,568	—	9,066,162
2017	16 October 2020-16 April 2021	—	11,570	—	573	—	10,997
2017	1 November 2020-1 May 2021	—	28,740	—	1,422	—	27,318

		7,803,400	10,081,350	1,064,308	583,563	—	16,236,879

The fair value of all options has been determined at the date of grant of the option allowing for the effect of any market-based performance conditions. This fair value, adjusted by the Group’s estimate of the number of options that will eventually vest as a result of non-market conditions, is expensed over the vesting period. The weighted average remaining contractual life for the options outstanding as at March 31, 2017 and March 31, 2018 is 39 months and 32 months respectively and no options were exercisable both as at March 31, 2017 and March 31, 2018.

The fair values were calculated using the Black-Scholes Model for tenure based and EBIDTA based options and Monte Carlo simulation model for TSR based options. The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility has been calculated using historical return indices over the period to date of grant that is commensurate with the performance period of the option. The volatilities of the industry peers have been modelled based on historical movements in the indices over the period to date of grant which is also commensurate with the performance period for the option. The history of return indices is used to determine the volatility and correlation of share prices for the comparator companies and is needed for the Monte Carlo model to estimate their future TSR performance relative to the Vedanta Limited’s TSR performance. All options are assumed to be exercised immediately after vesting, as the excercise period is 6 months.

The assumptions used in the calculations of the charge in respect of the ESOS options granted during the year ended March 31, 2017 and March 31, 2018 are set out below:

Particulars	Year ended March 31, 2017	Year ended March 31, 2018

	ESOS December 2016	ESOS September, October & November 2017
Number of Options	8,000,000	10,081,350
Exercise Price	₹ 1	₹ 1
Share Price at the date of grant	₹ 235.90	₹ 308.90
Contractual Life	3 years	3 years
Expected Volatility	48%	48%
Expected option life	3 years	3 years
Expected dividends	3.20%	3.70%
Risk free interest rate	6.50%	6.50%
Expected annual forfeitures	10%p.a.	10%p.a.
Fair value per option granted (EBIDTA & Service based/Performance based)	₹ 213.6/₹ 82.8	₹ 275.3/₹ 161.1

The Company recognized total expense of ₹ 66 million and ₹ 468 million ($ 7.2 million) related to above equity settled share-based payment transactions for the year ended March 31, 2017 and March 31, 2018 respectively.

Employee stock option plans of erstwhile Cairn India Limited:

The Company has provided various share based payment schemes to its employees. During the year ended March 31, 2018 and March 31, 2017, the following schemes were in operation:

Particulars	CIPOP	CIESOP	CIPOP Phantom
Date of Board Approval	17-Nov-06	17-Nov-06	Not applicable
Date of Shareholder’s approval	17-Nov-06	17-Nov-06	Not applicable
Number of options granted till March 31, 2018	16,167,131	30,112,439	4,831,955
Method of Settlement	Equity	Equity	Cash
Vesting Period	3 years from grant date	3 years from grant date	3 years from grant date
Exercise Period	3 months from vesting date	7 years from vesting date	Immediately upon vesting

CIPOP plan (including phantom options)

Options will vest (i.e., become exercisable) at the end of a “performance period” which has been set by the Nomination remuneration committee at the time of grant (although such period will not be less than three years). However, the percentage of an option which vests on this date will be determined by the extent to which pre-determined performance conditions have been satisfied. Phantom options are exercisable proportionate to the period of service rendered by the employee subject to completion of one year.

CIESOP plan

There are no specific vesting conditions under CIESOP plan other than completion of the minimum service period. Phantom options are exercisable proportionate to the period of service rendered by the employee subject to completion of one year.

Details of employees stock option plans is presented below

CIPOP Plan	Year ended March 31, 2017		Year ended March 31, 2018
	Number of options	Weighted average exercise price in ₹	Number of options	Weighted average exercise price in ₹
Outstanding at the beginning of the year	5,061,646	10.00	Nil	NA
Granted during the year	Nil	NA	Nil	NA
Expired during the year	Nil	NA	Nil	NA
Exercised during the year	939,680	10.00	Nil	NA
Forfeited / cancelled during the year	1,633,634	10.00	Nil	NA
Modified during the year (refer note below)	2,488,332	NA	Nil	NA
Outstanding at the end of the year	Nil	NA	Nil	NA
Exercisable at the end of the year	Nil	NA	Nil	NA

Weighted average share price at the date of exercise of stock options is ₹ 196 and NA for the year ended March 31, 2017 and March 31, 2018, respectively.

CIESOP Plan	Year ended March 31, 2017		Year ended March 31, 2018
	Number of options	Weighted average exercise price in ₹	Number of options	Weighted average exercise price in ₹
Outstanding at the beginning of the year	9,602,201	302.56	8,962,666	264.31
Granted during the year	Nil	NA	Nil	NA
Expired during the year	Nil	NA	Nil	NA
Exercised during the year	89,402	165.07	1,592,759	213.75
Forfeited / cancelled during the year	550,133	296.45	239,282	268.24
Outstanding at the end of the year	8,962,666	264.31*	7,130,625	275.47
Exercisable at the end of the year	8,962,666	264.31*	7,130,625	275.47

Weighted average share price at the date of exercise of stock options is ₹ 227.41 and ₹ 324.64 ($ 5.0) for the year ended March 31, 2017 and March 31, 2018 respectively.

CIPOP Plan – Phantom options	Year ended March 31, 2017		Year ended March 31, 2018
	Number of options	Weighted average exercise price in ₹	Number of options	Weighted average exercise price in ₹
Outstanding at the beginning of the year	825,184	10.00	Nil	NA
Granted during the year	Nil	NA	Nil	NA
Expired during the year	Nil	NA	Nil	NA
Exercised during the year	Nil	NA	Nil	NA
Forfeited / cancelled during the year	492,021	10.00	Nil	NA
Modified during the year (refer note below)	333,163	NA	Nil	NA
Outstanding at the end of the year	Nil	NA	Nil	NA
Exercisable at the end of the year	Nil	NA	Nil	NA

Scheme	Range of exercise price in ₹	No. of options outstanding	Weighted average remaining contractual life of options (in years)	Weighted average exercise price in ₹
The details of exercise price for stock options outstanding as at March 31, 2018 are:
CIPOP Plan	NA	Nil	NA	NA
CIESOP Plan	187-291.25	7,130,625	NA	275.47
CIPOP Plan – Phantom options	NA	Nil	NA	NA
The details of exercise price for stock options outstanding as at March 31, 2017 are:
CIPOP Plan	10	Nil	NA	NA
CIESOP Plan	126.95-291.25	8,962,666	NA	264.31	*
CIPOP Plan – Phantom options	NA	Nil	NA	NA

*	During the year, consequent to the merger of erstwhile Cairn India Limited with Vedanta Limited the exercise price has been reduced by ₹ 40 per option i.e. from ₹ 304.31 to ₹ 264.31 per option. (Refer note 1)

Effect of the above employee share-based payment plans on the statement of profit and loss and on its financial position:

(₹ in million)

Particulars	March 31, 2016	March 31, 2017
Total Employee Compensation Cost pertaining to share-based payment plans	356	207
Compensation Cost pertaining to equity-settled employee share-based payment plan included above	343	158
Compensation Cost pertaining to cash-settled employee share-based payment plan included above	13	49

Volatility is the measure of the amount by which the price has fluctuated or is expected to fluctuate during the period. The measure of volatility used in Black-Scholes option-pricing model is the annualized standard deviation of the continuously compounded rates of return on the stock over a period of time. Time to maturity /expected life of options is the period for which the Company expects the options to be live. Time to maturity has been calculated as an average of the minimum and maximum life of the options.

Modification in terms of Employee stock option plans

Pursuant to the merger of Cairn India Limited with the Company as referred to in note 1, the stock option plans of Cairn India Limited stands modified as follows:

a)	The exercise price of CIESOP plan is reduced by Rs 40 per option.

b)	The liability w.r.t. the CIPOP plans (including phantom options) has been fixed based on the share price of Cairn India Limited as on March 27, 2017, being the effective date of merger. Accordingly, the outstanding employee stock option liability (Equity Settled) and Provision for employee stock option (Cash Settled) of ₹ 625 million and ₹ 83 million respectively, has been transferred to financial liability.

The incremental fair value for the remaining stock options, being the difference between the fair value of the modified equity instrument and that of the original equity instrument, has been re-estimated on the effective date of merger and the difference has been recognized in the consolidated statements of profit or loss.

Employee share option plan of Vedanta Resources Plc

The value of shares that are awarded to members of the Group is calculated by reference to the individual fixed salary and share-based remuneration consistent with local market practice. ESOP scheme of VRPLC is both tenure and performance based share schemes. The options are indexed to and settled by Parent’s shares (Vedanta Resources Plc shares as defined in the scheme). The options have a fixed exercise price denominated in Parent’s functional currency (10 US cents per share), the performance period of each option is three years and is exercisable within a period of six months from the date of vesting beyond which the option lapses.

Amount recovered by the Parent and recognised by the Company in the Consolidated Statements of Profit or Loss for the year ended March 31, 2017 and March 31, 2018 is ₹ 628 million and ₹ 527 million respectively. The Company considers these amounts as not material and accordingly has not provided further disclosures.

The Group has awarded certain cash settled share based options indexed to Parents’ shares(Vedanta Resources Plc shares) and shares of any of its subsidiaries. The total expense recognised on account of cash settled share based plan during the year ended March 31, 2018 is ₹ 220 million and the carrying value of cash settled share based compensation liability as at March 31, 2018 is ₹ 220 million.

Out of the total expense of ₹ 995 million pertaining to equity settled options for the year ended March 31, 2018, the Group has capitalised ₹ 38 million expense for the year ended March 31, 2018.

27. Earnings per share (“EPS”)

The following reflects the income and share data used in the basic and diluted earnings per share computations:

Computation of weighted average number of shares

For the year ended March 31,	2016	2017	2018
Weighted average number of ordinary shares for basic earnings per share	2,965,004,871	2,964,333,584	3,709,778,760
Effect of dilution:
Potential ordinary shares relating to share option awards	—	1,227,287	7,687,551
Adjusted weighted average number of ordinary shares for diluted earnings per share	2,965,004,871	2,965,560,871	3,717,466,311

Computation of basic and diluted earnings per share

Basic earnings per share:

For the year ended March 31,	2016	2017	2018	2018
	(₹ in million except EPS data)	(₹ in million except EPS data)	(₹ in million except EPS data)	(US dollars in million except EPS data)
Profit / (loss) for the year attributable to equity holders of the parent	(125,153)	55,033	13,705	210
Weighted average number of ordinary shares for basic earnings per share*	2,965,004,871	2,964,333,584	3,709,778,760	3,709,778,760

Earnings / (loss) per share	(42.21)	18.57	3.69	0.06

Diluted earnings per share:

For the year ended March 31,	2016	2017	2018	2018
	(₹ in million except EPS data)	(₹ in million except EPS data)	(₹ in million except EPS data)	(US dollars in million except EPS data)
Profit / (loss) for the year attributable to equity holders of the parent	(125,153)	55,033	13,705	210
Adjusted weighted average number of ordinary shares for diluted earnings per share*	2,965,004,871	2,965,560,871	3,717,466,311	3,717,466,311

Earnings / (loss) per share	(42.21)	18.56	3.69	0.06

*	After excluding the impact of treasury shares

28. Options to acquire subsidiary’s shares—

a. Call option — HZL

Pursuant to the Government of India’s policy of disinvestment, the Group in April 2002 acquired 26% equity interest in Hindustan Zinc Limited (HZL) from the Government of India. Under the terms of the Shareholder’s Agreement (‘SHA’), the Group had two call options to purchase all of the Government of India’s shares in HZL at fair market value. The Group exercised the first call option on August 29, 2003 and acquired an additional 18.9% of HZL’s issued share capital. The Group also acquired an additional 20% of the equity capital in HZL through an open offer, increasing its shareholding to 64.9%. The second call option provided the Group the right to acquire the Government of India’s remaining 29.5% share in HZL. This call option was subject to the right of the Government of India to sell 3.5% of HZL shares to HZL employees. The Group exercised the second call option on July 21, 2009. The Government of India disputed the validity of the call option and refused to act upon the second call option. Consequently the Group invoked arbitration which is in the early stages. The next date of hearing is scheduled for November 23, 2018. Meanwhile, the Government of India without prejudice to the position on the Put/Call option issue has received approval from the Cabinet for disinvestment and the Government is looking to divest through the auction route.

b. Call option — BALCO

Pursuant to the Government of India’s policy of divestment, the Group in March 2001 acquired 51% equity interest in BALCO from the Government of India. Under the terms of the SHA, the Group had a call option to purchase the Government of India’s remaining ownership interest in BALCO at any point from March 2, 2004. The Group exercised this option on March 19, 2004. However, the Government of India contested the valuation and validity of the option and contended that the clauses of the SHA violate the erstwhile Companies Act, 1956 by restricting the rights of the Government of India to transfer its shares and that as a result such provisions of the SHA were null and void. In the arbitration filed by the Group, the arbitral tribunal by a majority award rejected the claims of the Group on the ground that the clauses relating to the call option, the right of first refusal, the “tag-along” rights and the restriction on the transfer of shares violate the erstwhile Companies Act, 1956 and are not enforceable. The Group has challenged the validity of the majority award in the High Court of Delhi and sought for setting aside the arbitration award to the extent that it holds these clauses ineffective and inoperative. The Government of India also filed an application before the High Court of Delhi to partially set aside the arbitral award in respect of certain matters involving valuation. The matter is currently scheduled for hearing by the Delhi High Court on November 19, 2018. Meanwhile, the Government of India without prejudice to its position on the Put/Call option issue has received approval from the Cabinet for divestment and the Government is looking to divest through the auction route.

On January 9, 2012, the Group offered to acquire the Government of India’s interests in HZL and BALCO for the INR equivalent of ₹ 154,920 million ($2,389 million) and ₹ 17,820 million ($275 million) respectively. This offer was separate from the contested exercise of the call options, and Group proposed to withdraw the ongoing litigations in relation to the contested exercise of the options should the offer be accepted. To date, the offer has not been accepted by the Government of India and therefore, there is no certainty that the acquisition will proceed.

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

A. Capital commitments

The Group had significant capital commitments as at March 31, 2017 and March 31, 2018 amounting to ₹ 71,486 million and ₹ 123,157 million ($ 1,892 million) respectively, related primarily to capacity expansion projects, including commitments amounting to ₹ 977 million ($15 million) (previous year ₹ 2,152 million) for its commercial power generation business, ₹ 20,469 million ($ 314 million) (previous year ₹ 24,843 million) for capacity expansion at its aluminium business, ₹ 19,844 million ($ 305 million) (previous year ₹ 15,539 million) for capacity expansion at HZL, ₹ 27,578 million ($ 424 million) (previous year ₹ 14,106 million) at its copper business, ₹ 43,464 million ($ 661 million) (previous year ₹ 1,429 million) for expansion at Cairn and ₹ 10,572 million ($ 162 million) (previous year ₹ 13,354 million) for expansion at BMM.

B. Guarantees

The aggregate amount of indemnities and other guarantees on which the Group does not expect any material losses, was ₹ 22,591 million and ₹ 27,036 ($ 415 million) as at March 31, 2017 and March 31, 2018 respectively.

The Group has given guarantees in the normal course of business as stated below:

•	Guarantees including corporate guarantees on the issuance of customs and excise duty bonds amounting to ₹ 4,391 million and ₹ 6,981 million ($ 107 million) for the import of goods as at March 31, 2017 and March 31, 2018 respectively.

•	Performance bank guarantees amounting to ₹ 4,355 million and ₹ 4,021 million ($ 62 million) as at March 31, 2017 and March 31, 2018 respectively. These guarantees are issued in the normal course of business while bidding for supply contracts or in lieu of advances received from customers. These are contractual guarantees and are enforceable if the terms and conditions of the contracts are not met and the maximum liability on these contracts is the amount mentioned above. The Group does not anticipate any liability on these guarantees.

•	Bank guarantees for securing supplies of materials and services in the normal course of business. The value of these guarantees as at March 31, 2017 and March 31, 2018 was ₹ 5,444 million and ₹ 6,739 million ($ 104 million) respectively. The Group has also given bank guarantees in the normal course of business for an aggregate value of ₹ 953 million and ₹ 1,210 million ($ 19 million) for litigation, against provisional valuation of custom duty and for other liabilities as at March 31, 2017 and March 31, 2018 respectively. The Group does not anticipate any liability on these guarantees.

•	Bank guarantees of ₹ 1,150 million ($ 18 million) has been provided by the Group on behalf of Volcan Investments Limited to Income tax department, India as a collateral in respect of certain tax disputes.

•	Other guarantees including corporate guarantees issued to various agencies, suppliers and government authorities is ₹ 6,298 million and ₹ 6,935 million ($ 107 million) as at March 31, 2017 and March 31, 2018 respectively.

C. Export Obligations

The Indian entities of the Group have export obligations of ₹ 171,647 million and ₹ 123,854 million ($ 1,902 million) as at March 31, 2017 and March 31, 2018 respectively on account of concessional rates of import duty paid on capital goods under the Export Promotion Capital Goods Scheme and under the Advance Licence Scheme for the import of raw material laid down by the Government of India.

In the event of the Group’s inability to meet its obligations, the Group’s liability would be ₹ 16,965 million and ₹ 11,015 million ($ 169 million) as at March 31, 2017 and March 31, 2018 respectively reduced in proportion to actual exports, plus applicable interest.

D. Contingencies

The Group discloses the following legal and tax cases as contingent liabilities.

Erstwhile Cairn India Limited: Income tax

In March 2014, erstwhile Cairn India Limited (referred to as ‘Cairn India’) received a show cause notice from the Indian Tax Authorities (“Tax Authorities”) for not deducting withholding tax on the payments made to Cairn UK Holdings Limited (“CUHL”), for acquiring shares of Cairn India Holdings Limited (“CIHL”), as part of their internal reorganisation. Tax Authorities have stated in the notice that a short-term capital gain has accrued to CUHL on transfer of the shares of CIHL to Cairn India, in the financial year 2006-2007, on which tax should have been withheld by Cairn India. Pursuant to this various replies were filed with the tax authorities.

Cairn India also filed a writ petition before the Delhi High Court wherein it has raised several points for assailing the aforementioned Income tax Authority’s order.

After several hearings, the Income Tax Authority, in March 2015, issued an order holding Cairn India as ‘assessee in default’ and raised a demand totalling ₹ 204,947 million ($ 3,148 million) (including interest of ₹ 102,473 million ($ 1,574 million)). Cairn India had filed an appeal before the First Appellate Authority, Commissioner of Income Tax (Appeals) which vide order dated July 03, 2017 confirmed the tax demand against Cairn India. Cairn India has challenged the Commissioner of Income Tax (Appeals) order before Income Tax Appellate Tribunal (ITAT).

Separately CUHL, on whom the primary liability of tax lies has received an Order from the ITAT holding that the transaction is taxable in view of the clarification made in the Act but also acknowledged that being a retrospective transaction, interest would not be levied. Hence affirming a demand of ₹ 102,474 million ($ 1,574 million) excluding the interest portion that had previously been claimed. The Department is appealing this order.

As a result of the above order from ITAT, the Group now considers the risk in respect of the interest portion of claim to be remote. Further, as per the recent attachment notice received from the Tax Recovery Officer appointed for CUHL, the tax officer has adjusted the dividend of ₹ 6,666 million ($ 102 million) which was due to CUHL and was recovered by the Tax department. Vedanta Limited has further remitted additional dividend of ₹ 4,415 million ($ 68 million) further reducing the principal liability to ₹ 91,393 million ($ 1,404 million). Accordingly, the Group has revised the contingent liability to ₹ 91,393 million ($ 1,404 million).

Additionally, the Tax department has initiated the process of selling the attached CUHL investment in 18,41,25,764 equity shares and 73,65,03,056 preference shares of Vedanta Limited valuing ₹ 58,607 million ($ 900 million) based on the quoted price as at March 31, 2018 out of which Government of India has sold 6,44,67,715 equity shares of Vedanta Limited till July 13, 2018 for the recovery of tax amount.

In the event, the case is finally decided against Cairn India, the potential liability including interest would be ₹ 204,947 million ($ 3,148 million).

Separately but in connection with this litigation, Vedanta Resources Plc has filed a Notice of Claim against the Government of India (‘GOI’) under the UK India Bilateral Investment Treaty (the “BIT”). The International arbitration Tribunal recently passed favourable order on jurisdiction and now the matter would be heard on merits. The Government of India has challenged jurisdiction order of Arbitration Tribunal before the High court of Singapore.

Vedanta Limited: Contractor claim

Shenzhen Shandong Nuclear Power Construction Co. Limited (‘SSNP’) subsequent to terminating the EPC contract invoked arbitration as per the contract alleging non-payment of their dues towards construction of a 210 MW co-generation power plant for the 6 MTPA expansion project, and filed a claim of ₹ 16,420 million ($ 252 million). SSNP also filed a petition under Section 9 of the Arbitration and Conciliation Act, 1996 before the Bombay High Court requesting for interim relief. The Bombay High Court initially dismissed their petition, but on a further appeal by SSNP, the Division Bench of the Bombay High Court directed Vedanta Limited to deposit a bank guarantee for an amount of ₹ 1,870 million ($ 29 million) as a security, being a prima facie representation of the claim, until arbitration proceedings are completed. Vedanta Limited has deposited a bank guarantee of an equivalent amount. Based on the assessment, the company had booked the liability for ₹ 2,000 million ($ 31 million) in earlier years.

On November 09, 2017, the Arbitral Tribunal has pronounced the award in favor of SSNP for ₹ 2,210 million ($ 34 million) along with the interest and cost of ₹ 1,180 million ($ 18 million) (@ 9% p.a. from date of filing petition, i.e. April 18, 2012). The amount is payable subject to SSNP handing over all the drawings to the company. Given the company was already carrying a part provision it recognized additional liability of ₹ 1,390 million ($ 21 million) including interest and cost making the total liability towards SSNP as ₹ 3,390 million ($ 52 million). The additional amount recognized in the income statement includes ₹ 1,134 million ($ 17 million) which has been presented under finance cost.

The company has challenged the award under section 34 of The Arbitration and Conciliation Act, 1996, which was dismissed. Subsequently, the company has filed an appeal under section 37 of The Arbitration and Conciliation Act, 1996 with the Delhi High Court. The Court has granted a stay subject to deposit of the award amount, which has been complied by the Company. The hearing on the arguments in the matter have been completed and the matter has now been reserved for orders.

Ravva Joint Venture arbitration proceedings: ONGC Carry

Erstwhile Cairn India Limited (referred to as ‘Cairn India’) is involved in a dispute against the Government of India (GOI) relating to the recovery of contractual costs in terms of calculation of payments that the contractor party were required to make in connection with the Ravva field.

The Ravva Production Sharing Contract “PSC” obliges the contractor parties to pay a proportionate share of ONGC’s exploration, development, production and contract costs in consideration for ONGC’s payment of costs related to the construction and other activities it conducted in Ravva prior to the effective date of the Ravva PSC (the ‘‘ONGC Carry’’). The question as to how the ONGC Carry is to be recovered and calculated, along with other issues, was submitted to an international arbitration Tribunal in August 2002 which rendered a decision on the ONGC Carry in favour of the contractor parties whereas four other issues were decided in favour of GOI in October 2004 (“Partial Award”).

The GOI then proceeded to challenge the ONGC Carry decision before the Malaysian courts, as Kuala Lumpur was the seat of the arbitration. The Federal Court of Malaysia which adjudicated the matter on October 11, 2011, upheld the Partial Award. Per the decision of the Arbitral Tribunal, the contractor parties and GOI were required to arrive at a quantification of the sums relatable to each of the issues under the Partial Award.

Pursuant to the decision of the Federal Court, the contractor parties approached the Ministry of Petroleum and Natural Gas (“MoPNG”) to implement the Partial Award while reconciling the statement of accounts as outlined in the Partial Award.

However, MoPNG on July 10, 2014 proceeded to issue a Show Cause Notice alleging that since the partial award has not been enforced, the profit petroleum share of GOI has been short-paid. MoPNG threatened to recover the amount from the sale proceeds payable by the oil marketing companies to the contractor parties. The contractor party replied to the show cause notice taking various legal contentions.

As the Partial Award did not quantify the sums, therefore, contractor parties approached the same Arbitral Tribunal to pass a Final Award in the subject matter since it had retained the jurisdiction to do so. The Arbitral Tribunal was reconstituted and the Final Award was passed in October 2016 in Cairn India’s favour. GOI’s challenge of the Final Award was dismissed by the Malaysian High Court. GOI has challenged the decision before the Court of Appeal,. Further, Cairn India has also filed for the enforcement of the Partial Award and Final Award with Delhi High Court which is scheduled to be heard on September 04, 2018. While Cairn India does not believe the GOI will be successful in its challenge, if the Arbitral Award is reversed and such reversal is binding, Cairn India could be liable for approximately ₹ 4,156 million ($ 64 million) plus interest as at March 31, 2017 and March 31, 2018.

Proceedings related to the Imposition of Entry Tax

The Company along with its other group companies i.e. Bharat Aluminium Company Limited (BALCO) and Hindustan Zinc Limited (HZL) challenged the constitutional validity of the local statutes and related notifications in the states of Chhattisgarh, Odisha and Rajasthan pertaining to the levy of entry tax on the entry of goods brought into the respective states from outside.

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

Following the order of the nine judge bench, the regular bench of the Supreme Court proceeded with hearing the matters. The regular bench remanded the entry tax matters relating to the issue of discrimination against domestic goods bought from other States to the respective High Courts for final determination but retained the issue of jurisdiction for levy on imported goods, for determination by regular bench of Supreme Court. Following the order of the Supreme Court, the Group filed writ petitions in respective High Courts.

On October 09, 2017, the Supreme Court has held that States have the jurisdiction to levy entry tax on imported goods. With this Supreme Court judgement, imported goods will rank pari-passu with domestic goods for the purpose of levy of Entry tax. Vedanta Limited and its subsidiaries have amended their appeals (writ petitions) in Odisha and Chhattisgarh to include imported goods as well. With respect to Rajasthan, the State Government has filed a counter petition in the Rajasthan High Court, whereby it has admitted that it does not intend to levy the entry tax on imported goods.

The issue pertaining to the levy of entry tax on the movement of goods into a Special Economic Zone (SEZ) remains pending before the Odisha High Court. The Group has challenged the levy of entry tax on any movement of goods into an SEZ based on the definition of ‘local area’ under the Odisha Entry Tax Act which is very clear and does not include an SEZ. In addition, the Government of Odisha further through its SEZ Policy 2015 and the operational guidelines for administration of this policy dated August 22, 2016, exempted the entry tax levy on SEZ operations.

The total claims against Vedanta Limited and its subsidiaries are ₹ 11,274 million and ₹ 12,551 million ($ 193 million) net of provisions made as at March 31, 2017 and March 31, 2018 respectively.

Talwandi Sabo Power Limited (TSPL) : Proceedings related to claim for liquidated damages

TSPL entered into a long term PPA with PSPCL for the supply of power. Due to delays in the fulfilment of certain obligations by PSPCL as per the PPA and force majeure events, there was a delay in completion of the project as per the PPA timelines. TSPL has received notices of claims from PSPCL seeking payment of Liquidated damages (LD) for delay in commissioning of Unit I, II and III totaling to ₹ 9,529 million ($ 146 million) as at March 31, 2017 and March 31, 2018.

During the financial year 2014-15, PSPCL had invoked the Performance Bank Guarantee (PBG) of ₹ 1,500 million to recover the LD on account of delay in Commercial Operation Date (COD). Against the PBG invocation, stay was granted by PSERC and this was later upheld by APTEL as well. The matter was referred to Arbitration by a panel of three Arbitrators. The arbitration proceedings have concluded and the order has been passed on September 18, 2017 in TSPL’s favour. The said claim of ₹ 9,529 million ($ 146 million) was part of contingent liability as at March 31, 2017. However pursuant to the order passed, the claim has been considered to be resolved with no exposure remaining for the company. PSPCL has filed a Sec 34 Application challenging the award.

HZL: Department of Mines and Geology

The Department of Mines and Geology of the State of Rajasthan issued several show cause notices in August, September and October 2006 to HZL, totalling ₹ 3,339 million ($51 million) as at March 31, 2017 and March 31, 2018. These notices alleged unlawful occupation and unauthorised mining of associated minerals other than zinc and lead at HZL’s Rampura Agucha, Rajpura Dariba and Zawar mines in Rajasthan during the period from July 1968 to March 2006. HZL believes it is unlikely that the claim will lead to a future obligation and thus no provision has been made in the financial statements. HZL had filed appeals (writ petitions) in the High Court of Rajasthan in Jodhpur. The High Court restrained the Department of Mines and Geology from undertaking any coercive measures to recover the penalty. Central Government has also been made a party to the case.

BALCO: Challenge against imposition of Energy Development Cess

BALCO challenged the imposition of Energy Development Cess levied on generators and distributors of electrical energy at the rate of 10 paise per unit on the electrical energy sold or supplied before the High Court on the grounds that the Cess is effectively on production and not on consumption or sale since the figures of consumption are not taken into account and the Cess is discriminatory since captive power plants are required to pay @ 10 paise while the State Electricity Board is required to pay @ 5 paise. The High Court of Chhattisgarh by order dated December 15, 2006 declared the provisions imposing ED Cess on CPPs as discriminatory and therefore ultra vires the Constitution. The Group has sought refund of ED Cess paid till March 2006 amounting to ₹ 345 million ($ 5 million).

The State of Chhattisgarh moved an SLP in the Supreme Court and whilst issuing notice has stayed the refund of the Cess already deposited and Supreme Court has also directed the State of Chhattisgarh to raise the bills but no coercive action be taken for recovery for the same. Final argument in this matter started before Supreme Court. In case the Supreme Court overturns the decision of the High Court, Balco would be liable to pay an additional amount of ₹ 5,758 million and ₹ 6,554 million ($ 101 million) as at March 31, 2017 and March 31, 2018 respectively and the company may have to bear a charge of ₹ 6,103 million and ₹ 6,899 million ($ 106 million) as at March 31, 2017 and March 31, 2018 respectively.

South Africa Carry Cost

As part of the farm-in agreement for Block 1, the Group was required to carry its joint venture partner, Petro SA, up to a gross expenditure of US $ 100 million (approximately ₹ 6,511 million) as at March 31, 2017 and March 31, 2018 for a work program including 3D and 2D seismic studies and at least one exploration well. The Group has spent US $ 38 million (approximately ₹ 2,474 million) towards exploration expenditure and a minimum carry of US $ 62 million (approximately ₹ 4,037 million) (including drilling one well) was outstanding at the end of the initial exploration period. The Group had sought an extension for execution of deed for entry into the second renewal phase of the exploration period with a request to maintain status quo of the prior approvals due to uncertainty in the proposed changes in fiscal terms impacting the Group financial interest in the block. The same was granted by the South African authority subject to risk of exploration right getting expired on account of recent High Court judgements. After assessing past judicial precedents followed by independent legal advice, the Company has provided for the requisite damages as applicable under the South African Regulations and obligation for the aforesaid carry cost of US $ 62 million (approximately ₹ 4,037 million) as at March 31, 2017 and March 31, 2018 has been assessed as possible and thus not provided for.

Miscellaneous disputes- Income tax

The Group is involved in various tax disputes amounting to ₹ 63,348 million and ₹ 65,610 million ($ 1,008 million) as at March 31, 2017 and March 31, 2018 respectively relating to Income tax.

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

The approximate value of claims against the Group companies excluding claims shown above total ₹ 30,909 million and ₹ 36,032 million ($ 553 million) as at March 31, 2017 and March 31, 2018 respectively.

The Group considers that it can take steps such that all the above risks can be mitigated and that there are no significant liabilities arising which are not provided for.

E. Operating Lease commitments

i.	As lessee

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

	As at 31 March 2017	As at 31 March 2018	As at 31 March 2018
Particulars	(₹ in million)	(₹ in million)	(US Dollars in million)
Within one year of the balance sheet date	12	39	1
Due in a period between one year and five years	51	50	1
Due after five years	20	11	0
Total	83	100	2

Lease payments recognized as expenses on non-cancellable lease is ₹ 285 million and ₹ 13 million ($ 0 million) during the year ended March 31, 2017 and March 31, 2018 respectively.

ii.	As lessor

TSPL has ascertained that the Power Purchase Agreement (PPA) entered with Punjab State Power Corporation Limited (PSPCL) qualifies to be an operating lease under IAS 17 ‘Leases’. Based on the assessment that the lease payments by PSPCL are subject to variations on account of various factors like availability of coal, water, etc., the management has determined the entire consideration receivable under the PPA relating to recovery of capacity charges towards capital cost to be contingent rent under IAS 17. The contingent rent recognised as revenue in the consolidated statements of profit or loss during the year ended March 31, 2017 and March 31, 2018 is ₹ 12,287 million and ₹ 12,358 million ($ 190.0 million) respectively.

F. Other Matters

i.	During the year ended March 31, 2018, the Group has recognised the reversal of provisions of ₹ 2,913 million ($ 45 million) relating to contribution to the District Mineral Foundation. Effective January 12, 2015, The Mines and Minerals Development and Regulation Act, 1957 prescribed the establishment of the District Mineral Foundation (DMF) in any district affected by mining related operations. The provisions required contribution of an amount equivalent to a percentage of royalty not exceeding one-third thereof, as may be prescribed by the Central Government of India. The rates were prescribed on September 17, 2015 for minerals other than coal, lignite and sand and on October 20, 2015 for coal, lignite and sand as amended on August 31, 2016. The Supreme Court order dated October 13, 2017 has determined the prospective applicability of the contributions from the date of the notification fixing such rate of contribution and hence DMF would be effective;

a) For minerals other than coal, lignite and sand from the date when the rates were prescribed by the Central Government; and;

b) For coal, lignite and sand, DMF would be effective from the date when the rates were prescribed by the Central Government of India or from the date on which the DMF was established by the State Government by a notification, whichever is later.

ii.	Scheme of Amalgamation

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

Subsequent to the effectiveness of the Amalgamation and Re-organization Scheme, special leave petitions challenging the orders of the High Court of Bombay at Goa were filed before the Supreme Court of India by the Commissioner of Income Tax, Goa and the Ministry of Corporate Affairs, respectively. The Supreme Court of India has admitted the special leave petitions and the matter is pending for hearing. Further, a creditor and a shareholder have challenged the Amalgamation and Re-organization Scheme in the High Court of Madras. Additionally, the Ministry of Mines, GoI has challenged the Amalgamation and Reorganisation Scheme before the High Court of Madras and the High Court of Bombay, Goa Bench.

30. Segment information

The Group is a diversified natural resource group engaged in exploring, extracting and processing minerals and oil and gas. The Group produces zinc, lead, silver, copper, aluminium, iron ore, oil and gas, commercial power and glass substrate and has a presence across India, South Africa, U.A.E, Namibia, Ireland, Australia, Liberia, South Korea and Taiwan. The Group has seven reportable segments: copper, aluminum, iron ore, power, Zinc India (comprises of zinc, silver and lead India), Zinc international, oil and gas and other. The management of the Group is organized by its main products: copper, zinc (comprises of zinc and lead India, silver India and zinc international), aluminum, iron ore, oil and gas, power and others. Each of the reportable segments derives its revenues from these main products and hence these have been identified as reportable segments by the Group’s chief operating decision maker (“CODM”).

Copper

The Group’s copper business is owned and operated by the Company, Copper Mines of Tasmania Pty Ltd (“CMT”) and Fujairah Gold FZC and is principally one of custom smelting and includes a copper smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and three captive power plants at Tuticorin in Southern India, and a refinery and two copper rod plants at Silvassa in Western India. In addition, the Group owns and operates the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary, CMT, which provides a small percentage of the copper concentrate requirements (presently under care and maintenance), and a precious metal refinery and copper rod plant in Fujairah through its subsidiary Fujairah Gold FZC in the UAE.

The Group’s copper business has received an order from Tamil Nadu Pollution Control Board (TNPCB) on April 09, 2018, whereby TNPCB has rejected the Company’s application for renewal of consent to operate under the Air and Water Acts for the 400,000 tpa copper smelter plant in Tuticorin for want of further clarification and consequently the operations were suspended. The Company has filed an appeal with TNPCB Appellate authority against the said order. During the pendency of the appeal, TNPCB through its order dated May 23, 2018 ordered for disconnection of electricity supply and closure of our copper smelter plant. Post such order, the state government on May 28, 2018 ordered the permanent closure of the plant. The Company is taking all the necessary steps to restart its operations in Tuticorin. (Refer Note 3 W(xii))

Zinc India

The Group’s zinc India business is owned and operated by Hindustan Zinc Limited (“HZL”) in which it has a 64.9% interest as at March 31, 2016, March 31, 2017 and March 31, 2018. HZL’s operations include five lead-zinc mines, one rock phosphate mine, four hydrometallurgical zinc smelters, two lead smelters, one pyro metallurgical lead-zinc smelter, eight sulphuric acid plants, a silver refinery and six captive power plants in State of Rajasthan in Northwest India and one zinc ingot processing and refining plant at Haridwar and one silver refinery, one zinc ingot processing and refining plant and one lead ingot processing and refining plant at Pantnagar in the State of Uttarakhand in North India.

Zinc International

The Group’s zinc international business comprises Skorpion mine and refinery in Namibia operated through THL Zinc Namibia Holdings (Proprietary) Limited (“Skorpion”), Lisheen mine in Ireland operated through Vedanta Lisheen Holdings Limited (“Lisheen”) and Black Mountain Mining (Proprietary) Limited (“BMM”), whose assets include the Black Mountain mine and the Gamsberg mine project which is in development stage, located in South Africa. The Group has 100% interest in Skorpion, 74% interest in BMM and 100% interest in Lisheen (which owns the Lisheen mine in Ireland which has ceased operations in December 2015).

Aluminum

The Group’s aluminium business is owned and operated by the Company and Bharat Aluminium Company Limited (“BALCO”) in which it has a 51% interest as at March 31, 2016, March 31, 2017 and March 31, 2018. Vedanta Limited’s Aluminium operations include a refinery and a captive power plant at Lanjigarh and a smelter, a thermal coal based captive power facility at Jharsuguda both situated in the State of Odisha in India. The pots are in the stage of commissioning in the 1.25 mtpa Jharsuguda-II Aluminium smelter with 879 pots having been commissioned by March 31, 2018. BALCO’s partially integrated aluminium operations are comprised of two bauxite mines, captive power plants, smelting and fabrication facilities in central India.

Power

The Group’s power business is owned and operated by the Company, BALCO, HZL, MEL and Talwandi Sabo Power Limited (“TSPL”), which are engaged in the power generation business in India. Vedanta Limited’s power operations include a thermal coal-based commercial power facility of 600MW at Jharsuguda in the State of Odisha in Eastern India. BALCO power operations include 600MW (two units of 300MW each) thermal coal based power plant at Korba. TSPL had signed a PPA with the Punjab State Power Corporation Limited (“PSPCL”) for the establishment of 1,980 MW (three units of 660MW each) thermal coal-based commercial power facilities. Power business also includes 274MW of wind power plants commissioned by HZL and 106.5 MW power plant at MALCO Energy Limited (“MEL”) situated near Mettur Dam in the State of Tamil Nadu in southern India (presently under care and maintenance).

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

The Group has recognised an impairment charge on its iron ore assets in Goa during the year ended March 31, 2018. (Refer note 8)

Oil and gas

The Group’s oil and gas business is owned and operated by the Company and its subsidiary Cairn Energy Hydrocarbon Limited and engaged in business of exploration and development and production of oil and gas. The Group has a diversified asset base with six blocks, one in state of Rajasthan in India, one on the west coast of India, three on the east coast of India and one in South Africa.

Other

The Group’s other activities include Vizag General Cargo Berth Private Limited (“VGCB”) and Maritime Ventures Private Limited (“MVPL) in which the Group owns a 100% interest. Vizag port project includes mechanisation of coal handling facilities at the outer harbor of Vishakhapatnam port on the east coast of India. MVPL is engaged in the business of rendering logistics and other allied services inter alia rendering stevedoring, and other allied services in Ports and other allied sectors. In December 2017, the Company through its wholly owned subsidiary, acquired 51.63% equity stake in AvanStrate (‘ASI’) which is also included in other segments. ASI is involved in manufacturing of glass substrate. (Refer Note 1)

Segment Revenue, Profit, Assets and Liabilities include the respective amounts identifiable to each of the segments and amount allocated on a reasonable basis. Unallocated expenditure consists of common expenditure incurred for all the segments and expenses incurred at corporate level. The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and unallocated liabilities respectively.

The accounting policies of the reportable segments are the same as the Group’s accounting policies described in Note 3. The operating segments reported are the segments of the Group for which separate financial information is available. Earnings before interest, depreciation and amortisation and tax (Segment profit) are evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance. The Group’s financing (including finance and other costs and investment and other income) and income taxes are reviewed on an overall basis and are not allocated to operating segments. Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties except from power segment sales amounting to ₹ 413 million and ₹ 1,328 million ($ 20 million) which is at cost for the year ended March 31, 2017 and March 31, 2018 respectively.

The following table presents revenue and profit information and certain assets information regarding the Group’s business segments as at and for the year ended March 31, 2016 , March 31, 2017 and March 31, 2018.

a. For the year ended March 31, 2016

	Copper	Zinc India	Zinc International	Aluminium	Power	Iron Ore	Oil and Gas	Others	Elimination	Total
	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)
Revenue
Sales#	209,239	137,945	25,631	110,781	45,523	22,233	86,559	1,582	—	639,493
Inter-segment sales	23	—	—	129	4,303	541	—	245	(5,241)	—
Segment revenue	209,262	137,945	25,631	110,910	49,826	22,774	86,559	1,827	(5,241)	639,493
Cost of Sales and expenses	(187,057)	(70,975)	(21,070)	(102,443)	(37,167)	(18,407)	(52,286)	(1,259)	5,241	(485,423)
Segment profit	22,205	66,970	4,561	8,467	12,659	4,367	34,273	568	—	154,070
Depreciation and amortisation	(2,048)	(7,558)	(3,730)	(7,051)	(4,438)	(4,106)	(54,088)	(324)	—	(83,343)
Impairment (Refer Note 8)	(497)	—	—	—	—	(16,054)	(322,998)	—	—	(339,549)

Operating profit / (loss)	19,660	59,412	831	1,416	8,221	(15,793)	(342,813)	244	—	(268,822)
Finance and other costs										(59,584)
Investment and other income										43,998

Loss before tax										(284,408)

#	Includes sale to external customers and export incentives.

b. For the year ended March 31, 2017

	Copper	Zinc India	Zinc International	Aluminium	Power	Iron Ore	Oil and Gas	Others	Elimination	Total
	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)
Revenue
Sales#	210,021	169,194	22,302	136,667	55,189	40,880	82,041	913	—	717,207
Inter-segment sales	155	206	—	195	890	410	—	70	(1,926)	—
Segment revenue	210,176	169,400	22,302	136,862	56,079	41,290	82,041	983	(1,926)	717,207
Cost of Sales and expenses	(193,212)	(73,901)	(13,121)	(113,662)	(39,637)	(28,199)	(41,149)	(869)	1,926	(501,824)
Segment profit	16,964	95,499	9,181	23,200	16,442	13,091	40,892	114	—	215,383
Depreciation and amortisation	(1,938)	(10,008)	(1,845)	(9,468)	(5,685)	(4,688)	(27,532)	(313)	—	(61,477)
Impairment (Refer Note 8)	—	—	—	(2,007)	—	—	845	—	—	(1,162)

Operating profit / (loss)	15,026	85,491	7,336	11,725	10,757	8,403	14,205	(199)	—	152,744
Finance and other costs										(61,600)
Investment and other income										45,428

Profit before tax										136,572

Assets and liabilities
Assets
Segment assets*	77,864	156,661	35,950	460,532	178,762	91,323	165,262	5,318	—	1,171,672
Financial assets investments										695
Deferred tax asset										77,582
Short-term investments										524,685
Cash and cash equivalents (including restricted cash and cash equivalents)										108,949
Current tax asset										28,312
Others										6,966

Total assets										1,918,861

Liabilities
Segment liabilities*	110,783	40,424	11,268	102,290	14,858	14,508	46,542	302	—	340,975
Short-term borrowings										413,126
Current tax liabilities										2,028
Long-term borrowings										332,654
Deferred tax liabilities										24,015
Others										92,275

Total liabilities										1,205,073

Additions to property, plant and equipments	1,626	21,788	4,850	18,956	5,223	650	8,886	2	—	61,981
Additions to Leasehold Land	—	—	—	290	—	—	—	—	—	290
Additions to exploration and evaluation assets	—	—	—	—	—	—	1,234	—	—	1,234
Additions to other intangibles assets	54	178	—	204	32	56	29	28	—	581

*	During the year ended March 31, 2017, three units of 600 MW each at Jharsuguda and 1 unit of 270 MW at Balco, Korba have been converted from commercial power plant to captive power plant, pursuant to an order of Orissa Electricity Regulatory Authority and increased inhouse demand respectively. Accordingly, the revenue, results, segment assets and segment liabilities of these plants have been disclosed as part of Aluminium segment.
#	Includes sale to external customers and export incentives.

c. For the year ended March 31, 2018

	Copper	Zinc India	Zinc International	Aluminium	Power	Iron Ore	Oil and Gas	Others	Elimination	Total	Total
	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)

Revenue
Sales#	247,008	217,101	34,458	230,959	55,012	31,154	95,359	2,669	—	913,720	14,033
Inter-segment sales	—	—	—	253	1,506	263	—	124	(2,146)	—	—
Segment revenue	247,008	217,101	34,458	231,212	56,518	31,417	95,359	2,793	(2,146)	913,720	14,033
Cost of Sales and expenses	(234,089)	(94,469)	(20,313)	(202,054)	(39,830)	(27,720)	(41,041)	(2,240)	2,146	(659,610)	(10,130)
Segment profit	12,919	122,632	14,145	29,158	16,688	3,697	54,318	553	—	254,110	3,903
Depreciation and amortisation	(1,607)	(15,011)	(1,824)	(16,818)	(4,773)	(4,423)	(29,731)	(692)	—	(74,879)	(1,150)
Other items*	—	2,395	—	(2,774)	—	—	—	—	—	(379)	(6)
Impairment (Refer Note 8)	—	—	—	—	—	(48,599)	93,278	—	—	44,679	686

Operating profit / (loss)	11,312	110,016	12,321	9,566	11,915	(49,325)	117,865	(139)	—	223,531	3,433
Finance and other costs										(141,182)	(2,168)
Investment and other income										30,986	476

Profit before tax										113,335	1,741

Assets and liabilities
Assets
Segment assets	96,422	167,509	56,074	480,224	191,402	40,201	241,045	27,548	—	1,300,425	19,972
Financial assets investments										1,595	24
Deferred tax asset										58,635	901
Short-term investments										315,996	4,854
Cash and cash equivalents (including restricted cash and cash equivalents)										44,675	686
Current tax asset										34,040	523
Others										9,063	139

Total assets										1,764,429	27,099

Liabilities
Segment liabilities	89,352	41,475	11,079	134,059	17,447	16,287	55,535	1,979	—	367,213	5,640
Short-term borrowings										313,700	4,818
Current tax liabilities										3,123	48
Long-term borrowings										267,888	4,114
Deferred tax liabilities										43,340	666
Others										16,235	249

Total liabilities										1,011,499	15,535

Additions to property, plant and equipments	5,417	30,520	16,410	14,244	714	1,393	9,134	15,919		93,751	1,440
Additions to Leasehold Land	—	—	—	284	1	—	—	5	—	290	4
Additions to exploration and evaluation assets	—	—	—	—	—	—	1,131	—	—	1,131	17
Additions to other intangibles assets	—	67	2	1	—	—	214	2,055	—	2,339	36

#	Includes sale to external customers and export incentives.

*	Other item represents reversal of provision for contribution to District Mineral Foundation (DMF), gratuity charge due to change in limits and loss on unusable assets under construction.

Geographical Segment Analysis

The Group’s operations are located in India, Namibia, South Africa, UAE, Liberia, Ireland, Australia, South Korea and Taiwan. The following table provides an analysis of the Group’s sales by geographical market irrespective of the origin of the goods:

Year ended March 31,

	2016	2017	2018	2018
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
India	443,287	441,954	528,768	8,121
China	34,556	61,179	84,138	1,292
UAE	32,759	48,070	35,028	538
Others	128,891	166,004	265,786	4,082

	639,493	717,207	913,720	14,033

The following is an analysis of the carrying amount of non-current assets, excluding deferred tax assets, derivative financial assets, financial asset investments and other non-current financial assets analysed by the geographical area in which the assets are located: —

	As at March 31
	2017	2018	2018
	Carrying amount	Carrying amount	Carrying Amount
	(₹ in million)	(₹ in million)	(US dollars in million)
India	996,738	1,041,095	15,990
South Africa	20,898	37,079	569
Namibia	7,310	11,105	171
Taiwan	—	12,253	188
Others	1,897	6,130	94

	1,029,843	1,107,662	17,012

No single customer has accounted for more than 10% of the Group’s revenue for the year ended March 31, 2016, March 31, 2017 and March 31, 2018.

31. Related party transactions –

The Group’s subsidiaries as at March 31, 2018 are as follows:

Subsidiaries	Principal activities	Immediate holding company	Country of Incorporation	The Company’s / Immediate percentage holding (in % as at March 31, 2017)	The Company’s / Immediate percentage holding (in % as at March 31, 2018)
Copper Mines of Tasmania Pty Limited (“CMT”)	Copper mining	Monte Cello B.V.	Australia	100	100
Thalanga Copper Mines Pty Limited (“TCM”)	Copper mining	Monte Cello B.V.	Australia	100	100
Monte Cello B.V. (“MCBV”)	Investment company	Vedanta Limited	Netherland	100	100
Bharat Aluminium Company Limited (“BALCO”)	Aluminium mining and smelting	Vedanta Limited	India	51	51
Talwandi Sabo Power Limited (“TSPL”)	Power generation	Vedanta Limited	India	100	100
Sterlite (USA) Inc.	Investment company	Vedanta Limited	USA	100	100
Hindustan Zinc Limited (“HZL”)	Zinc mining and smelting	Vedanta Limited	India	64.92	64.92
Fujairah Gold FZC [1]	Gold and silver processing	Malco Energy Limited	UAE	100	100
THL Zinc Ventures Ltd	Investment company	Vedanta Limited	Mauritius	100	100
THL Zinc Ltd	Investment company	THL Zinc Ventures Ltd	Mauritius	100	100
THL Zinc Holding B.V.	Investment company	Vedanta Limited	Netherland	100	100
THL Zinc Namibia Holdings (Proprietary) Limited (“VNHL”)	Investment company	THL Zinc Ltd	Namibia	100	100
Skorpion Zinc (Proprietary) Limited	Investment company	THL Zinc Namibia Holdings (Proprietary) Limited	Namibia	100	100
Skorpion Mining Company (Proprietary) Limited	Exploration, development, production and sale of zinc ore	Skorpion Zinc (Proprietary) Limited	Namibia	100	100
Namzinc (Proprietary) Limited	Zinc refinery	Skorpion Zinc (Proprietary) Limited	Namibia	100	100
Amica Guesthouse (Proprietary) Limited	Accommodation and catering services	Skorpion Zinc (Proprietary) Limited	Namibia	100	100
Rosh Pinah Health Care (Proprietary) Limited	Leasing out of medical equipment and building and conducting services related thereto	Skorpion Zinc (Proprietary) Limited	Namibia	69	69
Black Mountain Mining (Proprietary) Limited (“BMM”)	Exploration, development, production and sale of zinc, lead, copper and associated mineral concentrates	THL Zinc Ltd	South Africa	74	74
Vedanta Lisheen Holdings Limited	Investment company	THL Zinc Holing B.V.	Ireland	100	100
Vedanta Lisheen Mining Limited	Zinc and lead mining	Vedanta Lisheen Holdings Limited	Ireland	100	100
Killoran Lisheen Mining Limited	Zinc and lead mining	Vedanta Lisheen Holdings Limited	Ireland	100	100
Lisheen Milling Limited	Production of zinc and lead concentrates	Vedanta Lisheen Holdings Limited	Ireland	100	100
Killoran Lisheen Finance Limited	Investment company	Vedanta Lisheen Holdings Limited	Ireland	100	100
Pecvest 17 Proprietary Limited ****	Investment company	THL Zinc Ltd	South Africa	—	—
Sterlite Ports Limited	Infrastructure	Vedanta Limited	India	100	100
Vizag General Cargo Berth Private Limited	Infrastructure	Vedanta Limited	India	100	100
Paradip Multi Cargo Berth Private Limited	Infrastructure	Vedanta Limited	India	100	100
Maritime Ventures Private Limited	Infrastructure	Sterlite Ports Limited	India	100	100
Sterlite Infraventures Limited*****	Infrastructure	Vedanta Limited	India	—	—

Subsidiaries	Principal activities	Immediate holding company	Country of Incorporation	The Company’s / Immediate percentage holding (in % as at March 31, 2017)	The Company’s / Immediate percentage holding (in % as at March 31, 2018)
Lakomasko B.V.	Investment company	THL Zinc Holding B.V.	Netherland	100	100
Vedanta Exploration Ireland Limited	Exploration company	Vedanta Lisheen Holdings Ltd	Ireland	100	100
Malco Energy Limited (“MEL”)	Power generation	Vedanta Limited	India	100	100
Sesa Resources Limited (“SRL”)	Iron ore mining	Vedanta Limited	India	100	100
Sesa Mining Corporation Limited	Iron ore mining	Sesa Resources Limited	India	100	100
Goa Sea Ports Private Limited [2]	Infrastructure	Sterlite Ports Limited	India	100	100
Western Cluster Limited	Iron ore mining	Bloom Fountain Limited	Liberia	100	100
Twin Star Mauritius Holdings Limited *	Investment Company	Twin Star Energy Holdings Limited	Mauritius	100	100
Twin Star Energy Holdings Limited (“TEHL”) *	Investment Company	Bloom Fountain Limited	Mauritius	100	100
Bloom Fountain Limited	Operating (Iron ore) and Investment Company	Vedanta Limited	Mauritius	100	100
Cairn Energy Australia Pty Limited****	Investment company	Cairn India Holdings Limited	Australia	—	—
Cairn Energy Holdings Limited****	Investment company	Cairn India Holdings Limited	United Kingdom (UK)	—	—
Cairn India Holdings Limited [3]	Investment company	Vedanta Limited	Jersey	100	100
Cairn Energy Hydrocarbons Limited	Oil and gas exploration, development and production	Cairn India Holdings Limited	Scotland**	100	100
Cairn Exploration (No. 2) Limited	Oil and gas exploration, development and production	Cairn India Holdings Limited	Scotland	100	100
Cairn Exploration (No. 7) Limited****	Oil and gas exploration, development and production	Cairn India Holdings Limited	United Kingdom (UK)	—	—
Cairn Energy Gujarat Block 1 Limited	Oil and gas exploration, development and production	Cairn India Holdings Limited	Scotland	100	100
Cairn Energy Discovery Limited	Oil and gas exploration, development and production	Cairn India Holdings Limited	Scotland	100	100
Cairn Energy India Pty Limited	Oil and gas exploration, development and production	Cairn India Holdings Limited	Australia	100	100
CIG Mauritius Holdings Private Limited	Investment Company	Cairn Energy Hydrocarbons Limited	Mauritius	100	100
CIG Mauritius Private Limited	Investment Company	CIG Mauritius Holdings Private Limited	Mauritius	100	100
Cairn Lanka (Pvt) Limited	Oil and gas exploration, development and production	CIG Mauritius Private Limited	Sri Lanka	100	100
Cairn South Africa (Pty) Limited	Oil and gas exploration, development and production	Cairn Energy Hydrocarbons Limited	South Africa	100	100
Sesa Sterlite Mauritius Holdings Limited *	Investment Company	Bloom Fountain Limited	Mauritius	100	100
AvanStrate Inc.***	Manufacturer of LCD glass substrate	Cairn India Holdings Limited	Japan	—	51.63
AvanStrate Korea***	Manufacturer of LCD glass substrate	AvanStrate Inc.	South Korea	—	51.63
AvanStrate Taiwan***	Manufacturer of LCD glass substrate	AvanStrate Inc.	Taiwan	—	51.63

*	Under liquidation
**	Principal place of business is in India
***	Purchased during the current year (Refer note 1)
****	Dissolved during the previous year
*****	Sold during the previous year

1	Pursuant to transfer of holding in Fujairah Gold from TCM and CMT to MEL in July 2016
2	Goa Sea Port Private Limited incorporated on 5th July, 2016 as a 100% subsidiary of Sterlite Ports Limited (SPL)
3	Cairn India Limited merged with Vedanta Limited. Post merger Cairn India Holdings Limited became direct subsidiary of Vedanta Limited (Refer note 1).
4	The Group also has interest in certain trust which are neither significant nor material to the Group.
5	Subsequent to the balance sheet date, Vedanta Star Limited, a 100% subsidiary of Vedanta Limited was incorporated on April 23, 2018.

The Company owns directly or indirectly through subsidiaries, more than half of the voting power of all of its subsidiaries as mentioned in the list above, and the Group is able to govern its subsidiaries’ financial and operating policies so as to benefit from their activities.

Ultimate controlling party

As at March 31, 2018, the Group is majorly owned by Twin Star Holdings Limited, Finsider International Company Limited, Westglobe Limited and Welter Trading Limited which are in turn wholly-owned subsidiaries of Vedanta Resources Plc (Intermediate Holding Company). The ultimate controlling party of the Group is Volcan Investments Limited (“Volcan”), which is controlled by the Chairman Emeritus, Mr. Anil Agarwal and persons related to him. Volcan Investment Limited, Twin Star Holdings Limited, Finsider International Company Limited, Westglobe Limited and Welter Trading Limited do not produce Group financial statements.

List of related parties and relationships –

The Group enters into transactions in the normal course of business with its related parties, including its parent Vedanta, and the companies over which it has significant influence. A summary of significant related party transactions for the year ended March 31, 2016, 2017 and 2018 are noted below.

A)	Entities Controlling the Company (Holding Companies)

•	Volcan Investments Limited (‘Volcan’)

Intermediate Holding Companies

•	Vedanta Resources Plc. (‘Vedanta’)

•	Vedanta Resources Holdings Limited (‘VRHL’)

•	Twin Star Holdings Limited (‘TSHL’)

•	Finsider International Company Limited (‘Finsider’)

•	Westglobe Limited (‘Westglobe’)

•	Welter Trading Limited (‘Welter’)

•	Richter Holdings Limited (‘Richter’)

•	Vedanta Resources Finance Limited

•	Vedanta Resources Cyprus Limited

B)	Fellow subsidiaries (with whom transactions have taken place)

•	Konkola Copper Mines (‘KCM’)

•	Vedanta Resources Jersey II Limited (‘VRJ2’)

•	Vedanta Resources Jersey Limited (‘VRJL’)

•	Vedanta Jersey Investments Limited (‘VJIL’)

•	Sterlite Technologies Limited (‘STL’)

•	Sterlite Power Transmission Limited (‘SPTL’)

•	Sterlite Iron and Steel Company Limited (‘SISCOL’)

•	Sterlite Power Grid Ventures Limited (‘SPGVL’)

C)	Post Retirement Benefit Plan

•	Balco Employees Provident Fund Trust

•	Hindustan Zinc Ltd Employees Contributory Provident Fund Trust

•	Sesa Group Employees Provident Fund Trust

•	Sesa Mining Corporation Limited Employees Provident Fund Trust

•	Sesa Resources Limited Employees Provident Fund Trust

•	HZL Employee group Gratuity Trust

•	Sesa Group Employees Gratuity Fund and Sesa Group Executives Gratuity Fund

•	Sesa Resources Limited Employees Gratuity Fund

•	Sesa Mining Corporation Limited Employees Gratuity Fund

•	HZL Superannuation Trust

•	Sesa Group Executives Superannuation scheme Fund

•	Sesa Resources Limited and Sesa Mining Corporation Limited Employees Superannuation Fund

D)	Other Related Parties (with whom transactions have taken place)

•	Vedanta Medical Research Foundation (‘VMRF’)

•	Vedanta Foundation

•	India Grid trust

•	Cairn Foundation

•	Sesa Community Development Foundation

The below details provide the total amount of transactions that have been entered into with related parties for the relevant financial year. The significant transactions relate to the normal sale and purchase of goods and loans and investments.

The significant transactions with related parties for the year ended March 31, 2016, March 31, 2017 and March 31, 2018 are set out below:

	For the year ended March 31,
	2016	2017	2018	2018
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Sales
STL	9,188	8,577	693	11
SPTL	—	177	11,288	173
KCM	—	—	24	0

Total	9,188	8,754	12,005	184

Purchases of goods/services
KCM	382	2,977	6,575	101
STL	74	174	9	0
SPTL	—	28	128	2

Total	456	3,179	6,712	103

Interest income / (Finance costs)
VRJ2	(11,563)	(2,179)	—	—
VRJL	—	(36)	—	—
Vedanta	438	394	279	4
KCM	—	26	45	1
TSHL	5	14	15	0
SISCOL	5	2	4	0
STL	14	90	—	—
SPTL	—	—	7	0

Total	(11,101)	(1,689)	350	5

Dividend paid
TSHL	8,069	26,829	29,243	449
Finsider	2,349	7,809	8,512	131
Westglobe	259	862	940	14
Welter	224	744	811	12

Total	10,901	36,244	39,506	606

Management and brand fees expenses
Vedanta	330	589	3,447	53

Total	330	589	3,447	53

Dividend Income
STL	3	7	4	0
India Grid Trust	—	—	81	1

Total	3	7	85	1

Outsourcing Service Income
Vedanta	28	32	33	1

Total	28	32	33	1

Long Term Incentive Plan Expenses
Vedanta	876	628	531	8
KCM	—	—	(1)	(0)

Total	876	628	530	8

Other Expenses
SPGVL	—	—	0	0

Total	—	—	0	0

Loans given/(repaid) during the year
TSHL	655	—	—	—
SISCOL	1	0	0	0
SISCOL	(25)	—	—	—

Total	631	0	0	0

During the previous year ended March 31, 2017, loan of ₹ 10 million was given to Roshskor Township (Proprietary) Limited.

In addition to above, there was a reimbursement for expenses to Vedanta of ₹ 152 million and ₹ 170 million ($ 3 million) as at March 31, 2017 and March 31, 2018 respectively. Further, there was a recovery made for expenses from KCM of ₹ 134 million and ₹ 48 million ($ 1 million), from SISCOL of ₹ 0 million and ₹ Nil and from Volcan of ₹ 14 million and ₹ 17 million ($ 0 million) for the year ended March 31, 2017 and March 31, 2018 respectively.

	For the year ended March 31,
	2016	2017	2018	2018
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Loan taken/(repaid) during the year
VRJ2	(51,182)	(126,187)	—	—
VRJ2	3,856	939	—	—
VRJL	—	1,907	—	—
VRJL	—	(1,907)	—	—

Total	(47,326)	(125,248)	—	—

Guarantee given/(taken)
Vedanta	(58,915)	(142,653)	—	—
VMRF	—	—	344	5

Total	(58,915)	(142,653)	344	5

Corporate social responsibility expenditure/ donation
Sesa Community Development Foundation	23	19	53	1
Vedanta Foundation*	31	683	1	0
VMRF	176	348	833	13

Total	230	1,050	887	14

Corporate social responsibility expenditure was also incurred through Cairn Foundation of ₹ 120 million and ₹ 161 million ($2 million) for the year ended March 31, 2017 and March 31, 2018 respectively.

*	includes donation in kind, having fair market value of ₹ 112 million ($ 1.7 million) for the year ended March 31, 2017.

The significant receivables from and payables to related parties as at March 31, 2017 and March 31, 2018 are set out below:

	As at March 31,
	2017	2018	2018
	(₹ in million)	(₹ in million)	(US dollars in million)
Receivable from:
STL	263	40	1
SPTL	1	50	1
KCM	1,475	3,237	50
Vedanta	68	695	11
SISCOL	122	127	2
Goa Maritime Private Limited	10	10	0
Vedanta Foundation	—	50	1
Volcan	23	41	1
TSHL	18	33	1
SPGVL	—	0	0

Total	1,980	4,283	68

Loans to:
SISCOL	44	45	1
TSHL	648	650	10
RoshSkor Township (Proprietary) Limited	70	75	1

Total	762	770	12

Payable to:
Vedanta	223	212	3
KCM	79	383	6
STL	147	—	—

	As at March 31,
	2017	2018	2018
	(₹ in million)	(₹ in million)	(US dollars in million)
Hindustan Zinc Ltd Employees Contributory provident Fund Trust	29	89	1
Sesa Resources Limited Employees Provident Fund	1	1	0
Sesa Mining Corporation Limited Employees Provident Fund	2	3	0
Sesa Group Employees Provident Fund	16	17	0
Balco Employees Provident Fund Trust	47	50	1
HZL Superannuation Trust	2	2	0
Sesa Group Executives Superannuation Scheme	4	2	0
Sesa Resources Limited and Sesa Mining Corporation Limited Employees Superannuation Fund	2	0	0
TSHL	24,415	—	—
Finsider	7,106	—	—
Westglobe	785	—	—
Welter	677	—	—
SPTL	—	31	0

Total	33,535	790	11

An amount of ₹ 180 million and ₹ 112 million ($ 2 million) is payable to Cairn Foundation as at March 31, 2017 and March 31, 2018, respectively.

	As at March 31,
	2017	2018	2018
	(₹ in million)	(₹ in million)	(US dollars in million)
Guarantees outstanding given / (taken)
Vedanta#	(350,149)	—	—
Volcan*	1,150	1,150	18
VMRF	—	344	5

Total	(348,999)	1,494	23

Investment in Equity Shares/ units – Quoted
India Grid Trust	—	1,223	19
STL	600	1,488	23

Total	600	2,711	42

Investment in Equity Shares – Unquoted
SPTL	95	107	2

Total	95	107	2

Investment in Vedanta Bonds	5,246	4,117	63

Total	5,246	4,117	63

*	Bank guarantee given by the Company on behalf of Volcan in favour of Income tax department, India as collateral in respect of certain tax disputes of Volcan.
#	During the current year, guarantee worth ₹ 282,058 million has been withdrawn by Vedanta and the guarantees worth ₹ 68,091 million is extinguished as the underlying external loan has been repaid.

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

Cairn Investment in Vedanta Bonds

Cairn India Holdings Limited had invested ₹ 4,854 million and ₹ 3,840 million ($ 59 million) as at March 31, 2017 and March 31, 2018, respectively in bonds issued by Vedanta, which have maturities ranging from January 2019 to May 2023 at coupon ranging from 6% to 8.25% p.a. The carrying values of these bonds including interest accrued are Rs 5,246 million and Rs 4,117 million ($63 million) as at March 31, 2017 and March 31, 2018, respectively.

Loans to holding companies

During the year ended March 31, 2016, Lisheen Milling Limited entered into a loan agreement with Twin Star Holding Limited for ₹ 667 million at an interest rate of 2.1%. The loan is unsecured and the outstanding balance under the facility at March 31, 2017 and March 31, 2018 is ₹ 648 million and Rs 650 million ($10 million) respectively. The loan was due in March 2018. The loan has been renewed for a further period of 12 months and is now due in March 2019.

Loans to fellow subsidiaries

During the year ended March 31, 2018 Group had renewed loan provided to SISCOL to finance project in earlier years. The loan balance as at March 31, 2017 and March 31, 2018 was ₹ 44 million and ₹ 45 million ($1 million) respectively. The loan is unsecured in nature and carries an interest rate of 8.50% per annum. The loan was due for repayment in March 2018. The loan has been renewed for a further period of 12 months and is now due in March 2019.

Sale of Subsidiary

During the year ended March 31, 2017, the Group sold one of its subsidiary - Sterlite Infraventures Limited (SIVL) to a fellow subsidiary - Sterlite Power Transmission Limited for a net consideration of ₹ 2 million.

Purchase of Subsidiary

During the year ended March 31, 2017, the Group purchased 100% of the shareholding in Sesa Sterlite Mauritius Holdings Limited from VRHL at $1.

Terms and conditions of transactions with related parties

All transactions with related parties are made in ordinary course of business. For the year ended March 31 2018, the Group has not recorded any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Remuneration of key management personnel

The remuneration of the key management personnel of the Group are set out below in aggregate for each of the categories specified in IAS 24 Related party disclosures.

	Year ended March 31,
	2016	2017	2018	2018
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Short term employee benefits	341	348	326	5
Post-employment benefits*	26	26	24	0
Share based payments	66	77	61	1

Total	433	451	411	6

*	Does not include the provision made for gratuity and leave benefits, as they are determined on an actuarial basis for all the employees together.

Commission/ Sitting fees paid to Independent directors is ₹ 33 million and ₹ 35 million ($ 1 million) for the year ended March 31, 2017 and March 31, 2018 respectively. Commission/ Sitting fees paid to other Key Management Personnel is ₹ 3 million and ₹ 2 million ($ 0 million) for the year ended March 31, 2017 and March 31, 2018 respectively.

Dividend paid to Key Management Personnel is ₹ 0 million and ₹ 0 million ($ 0 million) for the year ended March 31, 2017 and March 31, 2018 respectively.

Relatives of Key Management Personnel -

	Year ended March 31,
	2016	2017	2018	2018
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Salary of relatives of Key management personnel	71	79	71	1

Total	71	79	71	1

	Year ended March 31,
	2016	2017	2018	2018
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Short term interest bearing salary advance given / (repaid) during the year	(91)	—	—	—

Total	(91)	—	—	—

Commission paid to relatives of Key Management Personnel is ₹ 2 million and ₹ 2 million ($ 0 million) for the year ended March 31, 2017 and March 31, 2018 respectively.

Dividend paid to relatives of Key Management Personnel is ₹ 4 million and ₹ 4 million ($ 0 million) for the year ended March 31, 2017 and March 31, 2018 respectively.

Details of transactions during the year with provident fund trusts:

	Year ended March 31
	2016	2017	2018	2018
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
PF Trust
Balco Employees Provident Fund Trust	113	159	129	2
Hindustan Zinc Ltd Employees Contributory
Provident Fund Trust	327	309	303	5
Sesa Resources Limited Employees Provident Fund Trust	22	3	5	0
Sesa Mining Corporation Limited Employees Provident Fund Trust	23	6	10	0
Sesa Group Employees Provident Fund Trust	157	59	47	1

Total	642	536	494	8

In addition to above, ₹ 253 million and ₹ 161 million ($ 2 million) has been contributed to HZL Employee Group Gratuity Trust and ₹ 106 million and ₹ 53 million ($ 1 million) has been contributed to other retirement benefit trusts for the year ended March 31, 2017 and March 31, 2018 respectively.

32. Other notes

(a) Components of other comprehensive income –cash flow hedges

For the year ended March 31,	2016	2017	2018	2018
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Net gain/(loss) arising during the year	(55)	522	(2,409)	(37)
Reclassification adjustments for net (gain)/loss included in the consolidated statements of profit or loss	218	(538)	2,307	35

Net gain/(loss) on cash flow hedges recognised in other comprehensive income, net of tax	163	(16)	(102)	(2)

(b) Exchange gain/ (loss) recognised in the consolidated statements of profit or loss:

For the year ended March 31,	2016	2017	2018	2018
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Cost of sales	277	295	2,892	44
Administration cost	(3,667)	736	182	3
Investment and other income	461	(184)	736	11
Finance and other costs	(3,669)	(2,187)	(565)	(9)

Total	(6,598)	(1,340)	3,245	49

c) The Group presents the consolidated statements of profit or loss by disclosing expenses by function. The consolidated statements of profit or loss disclosing expenses by nature is presented below:

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

For the year ended March 31,	Notes	2016	2017	2018	2018
		(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Revenue	4	639,493	717,207	913,720	14,033
Other operating income		4,785	5,186	5,373	83
Investment and other income	5	43,998	45,428	30,986	476

Total Income		688,276	767,821	950,079	14,592
(Decrease)/increase in inventories of finished goods and work-in-progress		(3,943)	11,907	(5,392)	(83)
Raw materials and other consumables used*		(426,665)	(462,748)	(599,029)	(9,200)
Employee costs		(30,542)	(26,241)	(27,537)	(423)
Other costs		(29,058)	(29,928)	(33,404)	(513)
Depreciation and amortisation		(83,343)	(61,477)	(74,879)	(1,150)
Impairment		(339,549)	(1,162)	44,679	686
Finance and other costs	6	(59,584)	(61,600)	(141,182)	(2,168)

Profit / (loss) before tax		(284,408)	136,572	113,335	1,741

Income tax (expense) / credit	7	103,060	(38,027)	(66,426)	(1,020)

Profit / (loss) for the year		(181,348)	98,545	46,909	721

*	includes power and fuel charges, repairs, royalty, cess, mining and other operating expenses.

(d). Employee costs

For the year ended March 31,	2016	2017	2018	2018
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Salaries, wages and bonus	27,543	24,420	25,162	386
Defined contribution pension scheme costs	1,551	872	603	9
Defined benefit pension scheme costs	273	813	1,772	28
Voluntary retirement expenses	1,175	136	—	—

	30,542	26,241	27,537	423

33. Subsequent Events –

a) Vedanta Limited through its wholly owned subsidiary, Vedanta Star Limited (VSL), has acquired management control over Electrosteel Steels Limited (ESL) on June 4, 2018. Further, pursuant to the allotment of shares to VSL on June 15, 2018, the Group holds 90% of the paid up share capital of ESL through VSL. The acquisition will complement the Company’s existing Iron Ore business as the vertical integration of steel manufacturing capabilities.

ESL owns and operates a Greenfield integrated steel manufacturing facility near Bokaro, Jharkhand, India, which has a current capacity of 1.5 million tonnes per annum (MTPA). ESL was admitted under Corporate insolvency resolution process in terms of the Insolvency and Bankruptcy Code, 2016 of India and the insolvency proceedings were commenced against ESL pursuant to the order dated July 21, 2017 passed by the Hon’ble National Company Law Tribunal (NCLT). The NCLT vide its order dated April 17, 2018 approved the resolution plan submitted by the Company for acquiring the controlling stake of ESL. National Company Law Appellate Tribunal (NCLAT) in a challenge to the NCLT order dated April 17, 2018 vide its order dated May 30, 2018 allowed Vedanta Limited to acquire ESL by depositing the upfront payment to the Committee of Creditors.

Total cash consideration of ₹ 53,200 million ($ 817 million) has been paid for the acquisition and acquisition related costs of ₹ 165 million ($ 3 million) has been incurred for the transaction. Given the transaction was completed in June, 2018, the Company has not yet completed the purchase price allocation for ESL and hence, other disclosures as required under IFRS 3 have not been provided.

b) Refer note 3 W (xii) with respect to copper operations.

34. The Group has made the following changes to some of its disclosures, as compared to those reported in prior year’s consolidated financial statements, none of which it believes are material:

a)	In Note 24, Equity as at March 31, 2017 has been recasted to include OCI reserves to conform to current year disclosure.

b)	In Note 23 (b) – Foreign exchange risk, carrying amounts of the Group’s financial assets and financial liabilities in different currencies as at March 31, 2017 has been disclosed instead of exposure to foreign currencies to conform to the current year presentation.

Additionally, certain balances for the year ended March 31, 2016 and March 31, 2017 have been regrouped/ reclassified by the Group to conform with current period’s presentation.

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

In accordance with Codification Topic 932 - Extractive Activities - Oil and gas, this section provides supplemental information on oil and gas exploration and producing activities of the Company for the years ended March 31, 2018, 2017 and 2016. The information included in items (i) through (iii) provides historical cost information pertaining to costs incurred in exploration, property acquisition and development, capitalized costs and results of operations. The information included in items (iv) and (v) present information on our estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to proved reserves, and changes in estimated discounted future net cash flows. Activities not directly associated with oil and gas producing activities are excluded from all aspects of this supplemental information.

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

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(i)	Capitalized costs relating to oil and gas producing activities

The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and asset retirement obligation assets:

	India	Sri Lanka	South Africa
	(₹ in million)	(₹ in million)	(₹ in million)
March 31, 2018
Unproved oil and gas properties	17,121	51,261	2,372
Proved oil and gas properties	1,276,878	—	—
Support equipment	4,865	—	—

Gross Capitalized costs	1,298,864	51,261	2,372
Accumulated depreciation, depletion, and amortization, and valuation allowances (including impairment loss)	(1,075,592)	(51,261)	(2,372)

Net Capitalized costs	223,272	—	—

Net Capitalized costs (US dollars in million)	3,429	—	—

March 31, 2017
Unproved oil and gas properties	16,388	51,100	2,351
Proved oil and gas properties	1,264,044	—	—
Support equipment	4,656	—	—

Gross Capitalized costs	1,285,088	51,100	2,351
Accumulated depreciation, depletion, and amortization, and valuation allowances (including impairment loss)	(1,136,079)	(51,100)	(2,351)

Net Capitalized costs	149,009	—	—

March 31, 2016
Unproved oil and gas properties	16,352	52,277	2,405
Proved oil and gas properties	1,284,002	—	—
Support equipment	4,906	—	—

Gross Capitalized costs	1,305,260	52,277	2,405
Accumulated depreciation, depletion, and amortization, and valuation allowances (including impairment loss)	(1,135,740)	(52,277)	(2,405)

Net Capitalized costs	169,520	—	—

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(ii)	Costs incurred in oil and gas property acquisition, exploration and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized:

	India	Sri Lanka	South Africa
	(₹ in million)	(₹ in million)	(₹ in million)
March 31, 2018
Acquisition of properties
Proved	—	—	—
Unproved	—	—	—
Exploration costs	(1,506)	9	10
Development costs	10,923	—	—

Total	9,417	9	10

Total (US dollars in million)	145	0	0

March 31, 2017
Acquisition of properties
Proved	—	—	—
Unproved	—	—	—
Exploration costs	(84)	70	45
Development costs	10,104	—	—

Total	10,020	70	45

March 31, 2016
Acquisition of properties
Proved	—	—	—
Unproved	—	—	—
Exploration costs	4,689	97	107
Development costs	8,934	—	—

Total	13,623	97	107

* Figures in brackets ( ) represents reversal / transfers between exploration and development costs.

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(iii)	Results of operations for oil and gas producing activities

The Company’s results of operations from oil and gas producing activities for the years ended March 31, 2018, 2017 and 2016 are shown in the following table.

Production costs are lifting costs incurred to operate and maintain productive wells and related equipment and facilities, including operating employees’ compensation, materials, supplies, fuel consumed in operations and operating costs related to natural gas processing plants.

Exploration expenses include the costs of geological and geophysical activities and non-productive exploratory wells. Depreciation and amortization expenses relate to assets employed in exploration and development activities. In accordance with Codification Topic 932 – Extractive Activities – Oil and gas, income taxes are based on statutory tax rates, reflecting allowable deductions. Till March 31, 2016, the Company had an effective tax rate lower than the statutory rate, benefiting from tax holiday in Rajasthan block under section 80-IB (9) of the Income Tax Act, 1961. Interest income and expense are excluded from the results reported in this table.

	India	Sri Lanka	South Africa
	(₹ in million)	(₹ in million)	(₹ in million)
March 31, 2018
Revenues
Sales	95,359	—	—
Transfers	—	—	—
Operating Income	—	—	—

Total	95,359	—	—

Production costs	(40,583)	—	—
Exploration (expenses)/ reversal	8	(9)	(0)
Depreciation, depletion and amortization and valuation provisions (including impairment loss/reversal)	63,584	—	—

Results before income tax expenses	118,368	(9)	(0)
Income tax expenses	(46,398)	—	—

Results of operations from producing activities (excluding corporate overhead and interest costs)	71,970	(9)	(0)

Results of operations from producing activities (excluding corporate overhead and interest costs) (US dollars in million)	1,105	(0)	(0)

March 31, 2017
Revenues
Sales	82,041	—	—
Transfers	—	—	—
Operating Income	70	—	—

Total	82,111	—	—

Production costs	(38,613)	—	—
Exploration expenses	(292)	(70)	(45)
Depreciation, depletion and amortization and valuation provisions (including impairment loss)	(26,687)	—	—

Results before income tax expenses	16,519	(70)	(45)
Income tax expenses	(5,028)	—	—

Results of operations from producing activities (excluding corporate overhead and interest costs)	11,491	(70)	(45)

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(iii)	Results of operations for oil and gas producing activities (continued)

	India	Sri Lanka	South Africa
	(₹ in million)	(₹ in million)	(₹ in million)
March 31, 2016
Revenues
Sales	86,559	—	—
Transfers	—	—	—
Operating Income	176	—	—

Total	86,735	—	—

Production costs	(47,272)	—	—
Exploration expenses	(174)	(97)	(23)
Depreciation, depletion and amortization and valuation provisions	(374,166)	—	(2,374)

Results before income tax expenses	(334,877)	(97)	(2,397)
Income tax expenses	(1,606)	—	—

Results of operations from producing activities (excluding corporate overhead and interest costs)	(336,483)	(97)	(2,397)

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(iv)	Reserve quantities information

The following tables represent estimates for oil and gas reserves by geographic area as of March 31, 2018, 2017 and 2016. Quantities mentioned below represent proved developed and proved undeveloped reserves together with changes in quantities for the fiscal years 2018, 2017, and 2016.

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

A summary of the annual changes in the proved reserves of oil is as follows (in mmbbls):

Proved developed and undeveloped reserves	India	Sri Lanka	South Africa	Total
Reserves at March 31, 2015	90.09	—	—	90.09

Revisions of previous estimates	20.62	—	—	20.62
Extensions and discoveries	—	—	—	—
Improved Recovery	—	—	—	—
Sales of reserves	—	—	—	—
Purchases of reserves	—	—	—	—
Production for the year	(32.61)	—	—	(32.61)

Reserves at March 31, 2016	78.10	—	—	78.10

Revisions of previous estimates	7.53	—	—	7.53
Extensions and discoveries	—	—	—	—
Improved Recovery	—	—	—	—
Sales of reserves	—	—	—	—
Purchases of reserves	—	—	—	—
Production for the year	(28.07)	—	—	(28.07)

Reserves at March 31, 2017	57.56	—	—	57.56

Revisions of previous estimates	15.11	—	—	15.11
Extensions and discoveries	0.23	—	—	0.23
Improved Recovery	2.96	—	—	2.96
Sales of reserves	—	—	—	—
Purchases of reserves	—	—	—	—
Production for the year	(28.50)	—	—	(28.50)

Reserves at March 31, 2018	47.36	—	—	47.36

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(iv)	Reserve Quantities Information (continued)

A summary of the annual changes in the proved reserves of natural gas is as follows (in bcf):

Proved developed and undeveloped reserves	India	Sri Lanka	South Africa	Total
Reserves at March 31, 2015	4.89	—	—	4.89

Revisions of previous estimates	4.94	—	—	4.94
Extensions and discoveries	—	—	—	—
Improved Recovery	—	—	—	—
Sales of reserves	—	—	—	—
Purchases of reserves	—	—	—	—
Production for the year	(4.32)	—	—	(4.32)

Reserves at March 31, 2016	5.51	—	—	5.51

Revisions of previous estimates	3.16	—	—	3.16
Extensions and discoveries	—	—	—	—
Improved Recovery	—	—	—	—
Sales of reserves	—	—	—	—
Purchases of reserves	—	—	—	—
Production for the year	(2.96)	—	—	(2.96)

Reserves at March 31, 2017	5.71	—	—	5.71

Revisions of previous estimates	10.95	—	—	10.95
Extensions and discoveries	—	—	—	—
Improved Recovery	—	—	—	—
Sales of reserves	—	—	—	—
Purchases of reserves	—	—	—	—
Production for the year	(5.50)	—	—	(5.50)

Reserves at March 31, 2018	11.16	—	—	11.16

Year ending March 31, 2016

Total proved oil and gas reserves at March 31, 2015, were 90.91 mmboe. During the year ending March 31, 2016, total revisions of 21.44 mmboe include 14.53 mmboe associated with technical revisions for improved production performance for the producing fields and 6.91 mmboe of the total revisions was due to changes in commodity prices. Lower commodity prices for the year ending March 31, 2016, resulted in higher net entitlement shares for the PSCs. The majority of the positive technical revisions were the result of improved production performance in the Mangala field associated with the polymer-augmented waterflood and the improved production performance of the Aishwariya and Bhagyam field waterfloods. After adjusting for the interim production of 33.33 mmboe, the total proved reserves at March 31, 2016, were 79.02 mmboe.

Year ending March 31, 2017

Total proved oil and gas reserves at March 31, 2016, were 79.02 mmboe. For the year ending March 31, 2017, total revisions of 8.05 mmboe were comprised of technical revisions of 9.02 mmboe associated with improved production performance and -0.97 mmboe in revisions due to changes in commodity prices. The majority of the technical revisions were associated with the continued improvement in production performance of the Mangala, Aishwariya, and Bhagyam fields. After adjustment of interim production of 28.56 mmboe, the total proved reserves at March 31, 2017, were 58.51 mmboe.

Year ending March 31, 2018

Total proved oil and gas reserves at March 31, 2017 were 58.51 mmboe. For the year ending March 31, 2018, total revisions of 16.94 mmboe were comprised of an increase of 18.62 mmboe based on technical revisions due to improved production performance and the approval of proved undeveloped projects, and a decrease of 1.68 mmboe due to revisions based on commodity prices. By PSC area, these total revisions were 2.70 mmboe for CB/OS-2, 14.01 mmboe for Rajasthan, and 0.23 mmboe for Ravva. In 2018, improved recovery of 2.96 mmboe were added associated with the approved polymer injection project in the Aishwariya field. Extensions and discoveries of 0.23 mmboe were included for the Guda and Kaameshwari West-2 fields which were approved for development. After adjusting for the interim production of 29.42 mmboe, the total proved reserves at March 31, 2018, were 49.22 mmboe.

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(iv)	Reserve quantities information (Continued)

	2018		2017		2016
	Natural gas	Crude Oil	Natural gas	Crude Oil	Natural gas	Crude Oil
	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)
Net proved developed reserves:
India	9.87	38.59	4.76	57.08	4.47	76.54
Sri Lanka	—	—	—	—	—	—
South Africa	—	—	—	—	—	—

Total net proved developed reserves	9.87	38.59	4.76	57.08	4.47	76.54

Net proved undeveloped reserves:
India	1.29	8.77	0.95	0.48	1.04	1.56
Sri Lanka	—	—	—	—	—	—
South Africa	—	—	—	—	—	—

Total net proved undeveloped reserves	1.29	8.77	0.95	0.48	1.04	1.56

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

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(v)	Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (continued)

	India (₹ in million)	Sri Lanka (₹ in million)	South Africa (₹ in million)	Total (₹ in million)	Total (US dollars in million)
At March 31 2018
Future cash inflows	161,541	—	—	161,541	2,481
Future production costs	(83,517)	—	—	(83,517)	(1,283)
Future development costs	(22,648)	—	—	(22,648)	(348)
Future income tax expenses	(3,528)	—	—	(3,528)	(54)

Undiscounted future net cash flows	51,848	—	—	51,848	796
10 percent midyear annual discount for timing of estimated cash flows	(5,533)	—	—	(5,533)	(85)

Standardized measure of discounted future net cash flows	46,315	—	—	46,315	712

At March 31 2017
Future cash inflows	165,148	—	—	165,148
Future production costs	(93,326)	—	—	(93,326)
Future development costs	(16,485)	—	—	(16,485)
Future income tax expenses	(1,375)	—	—	(1,375)

Undiscounted future net cash flows	53,962	—	—	53,962
10 percent midyear annual discount for timing of estimated cash flows	(6,469)	—	—	(6,469)

Standardized measure of discounted future net cash flows	47,493	—	—	47,493

At March 31 2016
Future cash inflows	212,729	—	—	212,729
Future production costs	(127,002)	—	—	(127,002)
Future development costs	(22,492)	—	—	(22,492)
Future income tax expenses	(710)	—	—	(710)

Undiscounted future net cash flows	62,525	—	—	62,525
10 percent midyear annual discount for timing of estimated cash flows	(8,075)	—	—	(8,075)

Standardized measure of discounted future net cash flows	54,450	—	—	54,450

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(v)	Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (Continued)

	India (₹ in million)	Sri Lanka (₹ in million)	South Africa (₹ in million)	Total (₹ in million)	Total (US dollars in million)
Balance at April 1, 2017	47,493	—	—	47,493	729

Sales and transfers of oil and gas, net of production cost	(55,317)	—	—	(55,317)	(850)
Development cost incurred	8,388	—	—	8,388	129
Net change due to purchases and sales of minerals in place	—	—	—	—	—
Net change due to extensions, discoveries and improved recovery less related costs	4,075	—	—	4,075	63
Net change due to revisions in quantity estimates	25,035	—	—	25,035	385
Net change in prices, transfer prices and in production cost	15,257	—	—	15,257	234
Changes in estimated future development costs	(1,785)	—	—	(1,785)	(27)
Accretion of discount	4,887	—	—	4,887	75
Net change in income taxes	(1,718)	—	—	(1,718)	(26)
Timing	—	—	—	—	—

Balance at March 31, 2018	46,315	—	—	46,315	711

	India (₹ in million)	Sri Lanka (₹ in million)	South Africa (₹ in million)	Total (₹ in million)

Balance at April 1, 2016	54,450	—	—	54,450

Sales and transfers of oil and gas, net of production cost	(41,355)	—	—	(41,355)
Development cost incurred	10,341	—	—	10,341
Net change due to purchases and sales of minerals in place	—	—	—	—
Net change due to extensions, discoveries and improved recovery less related costs	—	—	—	—
Net change due to revisions in quantity estimates	9,377	—	—	9,377
Net change in prices, transfer prices and in production cost	7,644	—	—	7,644
Changes in estimated future development costs	2,059	—	—	2,059
Accretion of discount	5,517	—	—	5,517
Net change in income taxes	(540)	—	—	(540)
Timing	—	—	—	—

Balance at March 31, 2017	47,493	—	—	47,493

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(v)	Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (Continued)

	India (₹ in million)	Sri Lanka (₹ in million)	South Africa (₹ in million)	Total (₹ in million)

Balance at April 1, 2015	157,369	—	—	157,369

Sales and transfers of oil and gas, net of production cost	(40,465)	—	—	(40,465)
Development cost incurred	8,910	—	—	8,910
Net change due to purchases and sales of minerals in place	—	—	—	—
Net change due to extensions, discoveries and improved recovery less related costs	—	—	—	—
Net change due to revisions in quantity estimates	20,538	—	—	20,538
Net change in prices, transfer prices and in production costs	(135,831)	—	—	(135,831)
Changes in estimated future development costs	19,030	—	—	19,030
Accretion of discount	17,060	—	—	17,060
Net change in income taxes	7,839	—	—	7,839
Timing	—	—	—	—

Balance at March 31, 2016	54,450	—	—	54,450