Form 20-F/A
period 2018-03-31
Vedanta Ltd
filed 2018-08-30
CIK 1370431

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

Yes  ☐    No  ☒

Explanatory Note

This Amendment No.1 (“Amendment No.1”) to the annual report on Form 20-F of Vedanta Limited amends its annual report on Form 20-F for the year ended March 31, 2018 filed on July 31, 2018 (the “Fiscal 2018 Form 20-F”). Vedanta Limited is filing this Amendment No.1 solely to furnish Exhibit 101 in accordance with Rule 405 of Regulation S-T, which was not included in the Fiscal 2018 Form 20-F in accordance with Rule 405 (a)(2)(ii) of Regulation S-T. Exhibit 101 includes information in eXtensible Business Reporting Language (“XBRL”).

Other than as expressly set forth above, this Amendment No. 1 to the Fiscal 2018 Form 20-F does not, and does not purport to, revise, update, amend or restate the information presented in, or any exhibits to, the Fiscal 2018 Form 20-F or reflect any events that have occurred subsequent to the filing of the Fiscal 2018 Form 20-F.

ITEM 19.	EXHIBITS

Exhibit number	Description of Exhibit	Footnotes
101. INS	XBRL Instance Document	(1)
101. SCH	XBRL Taxonomy Extension Schema Document	(1)
101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document	(1)
101. DEF	XBRL Taxonomy Extension Definition Linkbase Document	(1)
101. LAB	XBRL Taxonomy Extension Label Linkbase Document	(1)
101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document	(1)

(1) In accordance with Rule 402 of Regulation S-T, the information in these exhibits shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on Form 20-F on its behalf.

Date: August 30th, 2018

VEDANTA LIMITED

By:	/s/ GR Arun Kumar
Name:	GR Arun Kumar
Title:	Whole Time Director & Chief Financial Officer