Form 20-F
period 2019-03-31
Vedanta Ltd
filed 2019-07-15
CIK 1370431

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended March 31, 2019

or

☐	Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

From the transition period from                      to

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

Gurugram - 122002, Haryana, India

(91) 124 4763804

comp.sect@vedanta.co.in

(Name, Telephone, E-mail and/or facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares each representing four equity shares par value ₹ 1 per equity share	VEDL	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2019, 3,717,504,871 equity shares, par value ₹ 1 per equity share, were issued and outstanding, of which 248,779,452 equity shares were held in the form of 62,194,863 American Depositary Shares or ADSs.

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

Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Yes  ☐    No  ☒

CONVENTIONS USED IN THIS ANNUAL REPORT

In this Annual Report, we refer to information regarding the zinc, oil and gas, iron ore, copper, aluminium, steel and power industries and our competitors from market research reports, analyst reports and other publicly available sources. Although we believe that this information is reliable, we have not independently verified the accuracy and completeness of the information. We caution you not to place undue reliance on this data.

On February 25, 2012, Vedanta Resources Limited (“Vedanta”), the parent company of Sterlite Industries (India) Limited (“Sterlite” or “SIIL”), Sesa Goa Limited (“Sesa Goa”), Vedanta Aluminium Limited (“Vedanta Aluminium”), Sterlite Energy Limited (“Sterlite Energy”), Cairn India Limited (“Vedanta Limited - oil and gas business”) and The Madras Aluminium Company Limited (“MALCO”) announced an all-share merger of majority owned subsidiaries, Sesa Goa and SIIL, to create Sesa Sterlite Limited (“Sesa Sterlite” or “SSL”) and a consolidation of various subsidiaries held by Vedanta to effect the consolidation and simplification of Vedanta’s corporate structure through two series of transactions (together the “Re-organization Transactions” consisting of the “Amalgamation and Re-organization Scheme” and the “Cairn India Consolidation”). The Re-organization transactions were completed during fiscal year 2014 and the name of the merged entity was changed to Sesa Sterlite Limited with effect from September 18, 2013. The name of Sesa Sterlite Limited was changed to Vedanta Limited, with effect from April 21, 2015. Cairn India Limited (now Vedanta Limited’s - oil and gas business) has merged into Vedanta Limited by way of a scheme of arrangement and the Board of Directors of both the companies made the merger operative on April 11, 2017 (the “Cairn India Merger”). All references to Vedanta Limited - oil and gas business and its subsidiaries is referred to as “Cairn”. See “Item 4: Information on the Company - A. History and Development of our Company”.

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

Unless otherwise indicated, our accompanying financial information has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), for fiscal years ended March 31 2017, 2018 and 2019. References to a particular “fiscal year or “FY” are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30 and December 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.

Our consolidated financial statements are reported in Indian Rupees or “₹ ”. Unless otherwise specified, translation of amounts for the convenience of the reader has been made in this Annual Report (i) from Indian Rupees to US dollars at the rate of ₹ 69.16 per $ 1 based on the exchange rate quoted by the Federal Reserve Bank of New York as of March 29, 2019; (ii) from Australian dollars to US dollars at the rate of AUD 0.71 per $ 1 based on the exchange rate quoted by the Federal Reserve Bank of New York as of March 29, 2019; (iii) from South African Rand to US dollars at the rate of ZAR 14.43 per $ 1 based on the exchange rate quoted by the Federal Reserve Bank of New York as of March 29, 2019; (iv) from British Pound to US dollars at the rate of GBP 1.3032 per $ 1 based on the exchange rate quoted by the Federal Reserve Bank of New York as of March 29, 2019 and (v) from Namibian dollars to US dollars at the rate of NAD 14.47 per $ 1 based on the exchange rate quoted by Oanda (data available at www.oanda.com) as of March 31, 2019. As of June 21, 2019, the exchange rate between US dollars and Indian Rupees was $ 1 = ₹ 69.59 as quoted by the Federal Reserve Bank of New York. All financial information presented in US dollars has been rounded to nearest decimal. Any amount less than US dollar 0.5 million has been presented as “0”.

In this Annual Report, references to “US” or the “United States” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “Namibia” are to the Republic of Namibia. References to “South Africa” are to the Republic of South Africa. References to “Ireland” are to the Republic of Ireland. References to “Sri Lanka” are to the Democratic Socialist Republic of Sri Lanka. References to “UAE” are to the United Arab Emirates. References to “$”, “dollars” or “US dollars” are to the legal currency of the United States. References to “Indian Rupees”, or “₹ ” are to the legal currency of the Republic of India. References to “AUD”, “Australian dollars” are to the legal currency of the Commonwealth of Australia. References to “NAD” or “Namibian dollars” are to the legal currency of Namibia. References to “ZAR” or “RAND” are to the legal currency of the Republic of South Africa. References to “¢” are to US cents. References to “RMB”, “Renminbi”, “CNY” or “Chinese Yuan” are to the legal currency of the People’s Republic of China. References to “JPY” are to the legal currency of Japan.

References to “lb” are to the imperial pounds (mass) equivalent to 0.4536 kilograms, references to “mt” or “tons” are to metric tons, references to “mmt” are to million metric tons, references to “tpd” are to tons per day, references to “tpa” are to tons per annum, a unit of mass equivalent to 1,000 kilograms or 2,204.6 lb, references to “mtpa” are to million tons per annum, “mmtpa” are to million metric tons per annum, references to “wmt” are to wet metric tons, references to “dmt” are to dry metric tons, references to “oz” are to ounces, with one kilogram being equivalent to 32.1507 oz and one ton equivalent to 32,151 oz, references to “mm” are to millimeters, references to “ha” are to hectares, references to “kms” are to kilometers, a unit of area equal to 10,000 square meters or 107,639 square feet, references to “GW” are to giga watts, references to “kt” are to kilo tons, references to “bbls” are to barrels, references to “blpd” are to barrels of liquid per day, references to “mmboe” are to million barrels of oil equivalent, references to “bboe” are to billion barrels of oil equivalent, references to “mmbopd” are to million barrels of oil per day, references to “kbopd” are to kilo barrels of oil per day, references to “bopd” are to barrels of oil per day, references to “boepd” are to barrels of oil equivalent per day, references to “tcm” are to trillion cubic meters, references to “mmscmd” are to million metric standard cubic meter per day, references to “mscf” are to thousand standard cubic feet, references to “mmscf” are to million metric standard cubic feet, references to “mmscfd” are to million metric standard cubic feet per day, references to “TWh” are to terawatt TWh hours, references to “bcf” are to billion cubic feet, and references to “TcRc” are to treatment and refining charges. References to net oil and gas production are to the entitlement interest production of Vedanta Limited’s - oil and gas business and its subsidiaries, in which the Ravva royalty is not netted off. References to “GoI” are to Government of India.

We conduct our businesses both directly and through a consolidated group of companies that we have ownership interests in. See “Item 4. Information on the Company” for more information on these companies and their relationships to us. Unless otherwise stated in this Annual Report or unless the context otherwise requires, references in this Annual Report to “we”, “us”, “our”, “Vedanta Limited”, “Sesa Sterlite Limited (SSL)”, “Sesa Sterlite”, “our Company”, “the Company” or “our consolidated group of companies” mean Vedanta Limited, its consolidated subsidiaries and its predecessors, collectively, including Cairn India Limited (now Vedanta Limited - oil and gas business) and its subsidiaries (“Cairn”), Monte Cello BV (“Monte Cello”), Copper Mines of Tasmania Proprietary Limited (“CMT”), Thalanga Copper Mines Proprietary Limited, Bharat Aluminium Company Limited (“BALCO”), Hindustan Zinc Limited (“HZL”), Fujairah Gold FZC, Sterlite (USA), Inc., (“Sterlite USA”), Talwandi Sabo Power Limited (“TSPL”), THL Zinc Ventures Limited, THL Zinc Limited, THL Zinc Holding B.V., THL Zinc Namibia Holdings (Proprietary) Limited (“Skorpion”), Skorpion Zinc (Proprietary) Limited, Skorpion Mining Company (Proprietary) Limited, Namzinc (Proprietary) Limited, Amica Guesthouse (Proprietary) Limited, Rosh Pinah Health Care (Proprietary) Limited, Black Mountain Mining (Proprietary) Limited (“BMM”), Vedanta Lisheen Holdings Limited (“Lisheen”), Vedanta Lisheen Mining Limited, Killoran Lisheen Mining Limited, Killoran Lisheen Finance Limited, Lisheen Milling Limited, Vedanta Exploration Ireland Limited, Lisheen Mine Partnership, Sterlite Ports Limited, Vizag General Cargo Berth Private Limited, Paradip Multi Cargo Berth Private Limited, Lakomasko B.V., MALCO Energy Limited (“MALCO Energy”) (formerly known as Vedanta Aluminium), Sesa Resources Limited, Sesa Mining Corporation Limited, Bloom Fountain Limited (“BFL”), Goa Sea Port Private Limited, Twin Star Energy Holdings Limited (“TEHL”), Twin Star Mauritius Holdings Limited (“TMHL”), Sesa Sterlite Mauritius Holdings Limited (“SSMHL”) Western Cluster Limited (“WCL”), Maritime Ventures Private Limited, Sesa Sterlite Mauritius Holdings Limited, Vedanta Star Limited (“VSL”), Electrosteel Steels Limited (“ESL”) and Avanstrate Inc.(“ASI”), Avanstrate Korea, Avanstrate Taiwan.

Our consolidated financial information does not include our controlling shareholder Vedanta, its shareholders and various companies owned directly or indirectly by it (other than us and our consolidated group of companies described above), including without limitations, Vedanta Resources Holdings Limited (“VRHL”), Konkola Copper Mines Plc, Twin Star Holdings Limited (“Twin Star”), Welter Trading Limited (“Welter Trading”), the Anil Agarwal Discretionary Trust (“Trust”), Conclave PTC Limited (“Conclave”), Volcan Investments Limited (“Volcan”), Volcan Investments Cyprus Limited, Sterlite Technologies Limited, Monte Cello Corporation NV, Valliant (Jersey) Limited, Vedanta Resources Jersey II Limited, Vedanta Resources Finance Limited, Vedanta Resources Cyprus Limited, Richter Holding Limited (“Richter”), Westglobe Limited (“Westglobe”), Finsider International Company Limited (“Finsider”), Vedanta Resources Jersey Limited, Vedanta Finance (Jersey) Limited, Vedanta Jersey Investments Limited, Vedanta Finance UK Limited, and Sterlite Grid Limited. References to the “Group” is to Vedanta Limited and its subsidiaries on a consolidated basis and references to the “Vedanta Group” is to Vedanta and its subsidiaries on a consolidated basis.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our company and our industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. These forward-looking statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that, although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. Factors which could cause these assumptions to be incorrect include, but are not limited to:

•

a decline or volatility in the prices of or demand for zinc, oil and gas, iron ore, copper, aluminium, steel or power or increase in supply of zinc, oil and gas, iron ore, copper, aluminium, steel or power;

•	events that could cause a decrease in our production and higher cost of production for zinc, oil and gas, iron ore, copper, aluminium or power;

•	unavailability or increased costs of raw materials for our products;

•	dependence on obtaining and maintaining mining leases for our mining sites and approvals from regulatory authorities for increasing oil and gas production;

•	general risks related to Vedanta Limited’s commercial power business and challenges in operationalization of investment in aluminium and power business;

•	fluctuations in metal prices on LME, ore prices, oil and gas prices or power prices;

•	fluctuations in currency exchange rates;

•	interruptions in the availability of exploration, production or supply equipment or infrastructure and/or increased costs;

•	construction of pipeline and terminal may take longer than planned, may not work as intended and the cost of construction may be greater than forecast;

•	our actual economically recoverable lead-zinc ore, copper ore or bauxite reserves being lower than we have estimated;

•	our ability to expand our business, effectively manage our growth or implement our strategy;

•	our ability to retain our senior management team and hire and retain sufficiently skilled labor to support our operations;

•	regulatory, legislative and judicial developments and future regulatory actions and conditions in our operating areas;

•	increasing competition in the zinc, oil and gas, iron ore, copper, aluminium, steel or power industries;

•	political or economic instability in and around India or around the regions in which we operate;

•	worldwide economic and business conditions;

•	reliance on third party contractors and providers of equipment which may not be readily available and whose costs may increase;

•	compliance with extensive environmental and health and safety regulations;

•	our ability to successfully consummate strategic acquisitions; our ability to simplify our group structure and reduction in non-controlling stake in group companies;

•	the outcome of outstanding litigation in which we are involved;

•	our ability to maintain good relations with respective local communities and our trade unions and avoid protests, strikes and lock-outs;

•	any actions of our controlling shareholder, Vedanta;

•	the future capital requirements of our business and the availability of financing on favorable terms;

•	the continuation of tax holidays, exemptions and deferred tax schemes we currently enjoy;

•	changes in tariffs, royalties, customs duties and government assistance;

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

These and other factors are more fully discussed in “Item 3. Key Information - D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and elsewhere in this Annual Report. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions to any of these forward-looking statements to reflect future events or circumstances.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.	KEY INFORMATION

A. Selected Consolidated Financial Data

The selected consolidated financial data presented below as of March 31, 2018 and 2019 and for the years ended March 31, 2017, 2018 and 2019 has been derived from our consolidated financial statements included herein, which have been prepared in conformity with IFRS as issued by the IASB. The consolidated financial statements as of March 31, 2018 and 2019 and for the years ended March 31, 2017, 2018 and 2019 have been audited by S.R. Batliboi & Co. LLP, India, our independent registered public accounting firm, and included elsewhere in this Annual Report.

The selected consolidated financial data presented below as of March 31, 2015, 2016 and 2017, and for the years ended March 31, 2015 and 2016 has been derived from our consolidated financial statements, which also have been prepared in conformity with IFRS as issued by the IASB, and which have not been included elsewhere in this Annual Report.

Our historical results do not necessarily indicate our expected results for any future period. The translations of Indian Rupee amounts to US dollars presented in the tables below, are solely for the convenience of the reader and are based on the noon buying rate of ₹ 69.16 per $ 1 in the City of New York for cable transfers of Indian Rupees, respectively, as certified for customs purposes by the Federal Reserve Bank of New York on March 29, 2019. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such rates or at any other rates.

You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements included elsewhere in this Annual Report.

	For the Year Ended March 31,(a)
	2015	2016	2017	2018	2019	2019
	(₹ in millions except shares and per share data)					(US dollars in millions except shares and per share data)
INCOME STATEMENT DATA
Revenue from sales	733,579	639,493	714,644	909,549	909,012	13,144
Profit/ (Loss) for the year	(203,139)	(181,348)	98,545	47,284	76,229	1,102
Earnings per share
Basic	(43.29)	(42.21)	18.57	3.80	13.43	0.19
Diluted	(43.29)	(42.21)	18.56	3.79	13.38	0.19
CASH FLOW DATA
Cash flow from operating Activities	125,710	107,352	212,105	348,407	208,420	3,014
Cash flow from Investing Activities	(43,939)	(42,613)	(79,910)	(52,153)	(133,147)	(1,925)
Cash flow from Financing Activities	(86,448)	(52,714)	(49,123)	(357,144)	(45,643)	(659)
BALANCE SHEET DATA
Total assets	2,161,704	1,869,255	1,918,861	1,764,429	1,930,910	27,920
Short-term borrowings	161,728	182,328	413,126	313,700	315,053	4,555
Long-term borrowings	517,852	493,784	332,654	267,888	347,209	5,020
Non-controlling interests	467,489	365,098	137,250	157,377	150,608	2,178
Equity attributable to equity holders of the parent	561,119	411,160	576,538	596,800	581,388	8,407
DIVIDENDS
Dividend per share ($)	2.35	3.5	19.45	21.2	18.85	0.27
Weighted average number of equity shares used in computing earnings per share
Basic	2,965,004,871	2,965,004,871	2,964,333,584	3,709,778,760	3,705,502,141	3,705,502,141
Diluted	2,965,004,871	2,965,004,871	2,965,560,871	3,717,466,311	3,721,449,633	3,721,449,633

(a)

During the year ended March 31, 2019, the Company has made few changes in the presentation (refer Note 2(b) of Notes to the consolidated financial statements). Accordingly, the comparative period amounts for the year ended March 31, 2017 and 2018 have been reclassified. The amounts for the financial years 2015 and 2016 are based on the financial statements as approved at the respective Board meeting and have not been revised for this change

B. Capitalization and Indebtedness

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

Risks Relating to Our Business

Our operations are subject to governmental, health and safety and environmental regulations, which require us to obtain and comply with the terms of various approvals, licenses and permits. Any failure to obtain, renew or comply with the terms of such approvals, licenses and permits in a timely manner may have a material adverse effect on our business, financial condition and results of operations

Numerous governmental permits, approvals and licenses are required for our operations as the industries in which we operate and seek to operate are subject to numerous laws and extensive regulation by national, state and local authorities in jurisdictions including India, South Africa, Namibia, UAE, Ireland, Australia, Japan, South Korea, Taiwan, Liberia and any other jurisdictions where we may operate in future. Our operations are also subject to laws, regulations and standards relating to employment, protecting health and safety of our employees, as well as the environment, including conservation and climate change. Evolving regulations, standards and stakeholder expectations could result in increased cost, litigation or threaten the viability of operations in extreme cases. For instance, we are required to obtain various environmental and labor-related approvals in connection with our operations in India, including clearances from the Ministry of Environment and Forests (“MoEF”), GoI and from the relevant pollution control boards in various states in India in which we operate in order to establish and operate our facilities. Certain of such approvals are valid for certain specified periods of time and require periodic renewals, such as consents to operate under the Air (Prevention and Control of Pollution) Act, 1981, as amended, and the Water (Prevention and Control of Pollution) Act, 1981 from the relevant Pollution Control Boards, which are generally granted for a period of one year.

Further, our oil and gas exploration and mining activities depend on the grant or renewal of various exploration and mining licenses and production sharing contracts and other regulatory approvals that are valid for a specific period of time. In addition, such licenses and contracts contain various obligations and restrictions, including restrictions on assignment or any other form of transfer of a mining lease or on the employment of a person who is not an Indian national. For instance, in connection with our mining operations in India, mining leases are typically granted for a period of 20 to 30 years and stipulate conditions including approved limits on extraction. Similarly, in connection with our oil and gas operations in India, Cairn is required to enter into a production sharing contract and obtain an exploration license, which typically extends to 7 or 8 years following the award of a block before it can commence exploration activities and if exploration is successful, Cairn is then required to procure a petroleum mining lease from the relevant government authority which typically extends for 20 years in order to conduct extraction operations for oil and gas.

Our current oil and gas reserves and production are significantly dependent on the Rajasthan block in India. The current production sharing contract for the block is valid until May 2020. On April 7, 2017, the Ministry of Petroleum and Natural Gas issued a policy for the grant of extension to the production sharing contracts signed by the GoI awarding Pre-New Exploration Licensing Policy Exploration Blocks (“Pre-NELP Extension Policy”). The Pre-NELP Extension Policy defines the framework for granting of extension for Pre-New Exploration Licensing Policy (“Pre-NELP”) blocks. Under the Pre-NELP Extension Policy, the Government’s share of profit petroleum during the extended period of contracts would be at higher rates for the applicable fields. The GoI has granted its approval for a ten year extension of the production sharing contract for the Rajasthan Block. The extension has been granted by the GoI under the Pre-NELP Extension Policy, subject to certain conditions.

The applicability of the Pre-NELP Extension Policy (entailing 10% higher profit petroleum) to Rajasthan Block production sharing contract has been challenged by Cairn before the Delhi High court. This matter is currently sub judice. Separately, DGH has sought an unconditional acceptance of the conditions for grant of extension, which includes non-finalization of Cost Oil between the companies and ONGC, and payment of additional profit petroleum to GoI on account of certain audit observations. Cairn has initiated arbitration and filed a Notice of Arbitration dated March 1, 2019 against ONGC with respect to issue of Cost Oil finalization. If the production sharing contract is not extended on same terms, it could entail substantial loss of value and any adverse outcome arising out of the conditions imposed issues may lead to delays in PSC extension or financial liability which might cause a material and adverse effect on our results of operations and financial condition. See “Item 8. Financial Information— A. Consolidated Statements and Other Financial Information— Legal Proceedings.” for further details. Furthermore, under the terms of the production sharing contracts, we are obliged to sell our entitlement of crude oil in the domestic Indian market until such time as the total availability of the crude oil and condensate from all domestic petroleum production activities meets the total national demand and India achieves self-sufficiency. There is currently a mismatch between the demand and the supply for crude oil in India, with the demand outweighing the domestic production of crude oil, and this mismatch is expected to continue in the long term. Further, to the extent our Indian blocks yield crude oil that is not suitable for processing by refineries in India or on account of any downward shift in its demand from our buyers, it may be difficult for us to monetize such domestic crude oil reserves and this could have a material adverse effect on our oil and gas business, financial condition and results of operations.

Government approval is also required, generally, for the continuation of mining as well as oil and gas exploration and production activities in India and other jurisdictions, and such approval can be revoked for a variety of circumstances by the GoI, Indian courts or other authorities. Any general suspension of mining activities by the government of a jurisdiction containing our mining operations could have the effect of closing or limiting production from our operations. For example, our total iron ore production declined from 13.8 mmt in fiscal year 2012 to 0.6 mmt in fiscal year 2015 due to the suspension of mining activities in Goa. The suspension orders were withdrawn by the state government in 2015 and operations were recommenced in January 2015. The Supreme Court passed its final order in the matter on February 7, 2018 wherein it set aside the second renewal of the mining leases granted by the state of Goa. The Supreme Court directed all lease holders operating under a second renewal to stop all mining operations with effect from March 16, 2018 until fresh mining leases (not fresh renewals or other renewals) and fresh environmental clearances are granted under the Mines and Minerals (Development and Regulation) (“MMDR”) Act. Our mines in Goa were impacted as a result of this judgement of the Supreme Court of India. We recognised an impairment of assets in fiscal year 2018 (primarily with respect to mining reserves) as a result of Supreme Court order of an amount equal to $ 531.1 million net of tax ($ 755.1 million pre-tax). Our operations in Goa represent only a small portion of our consolidated revenue, and represented approximately 1% of our revenue for the year ended March 31, 2018.

Even after receiving appropriate orders for continuation of mining operations in Goa, our iron ore business will remain largely dependent on export sales of iron ore to China. For instance, in fiscal year 2017, 100% of sales to external customers for Goa was from exports to customers in China. As a result, the performance and growth of our iron ore business is necessarily dependent on the health of the Chinese economy, which may be materially and adversely affected by political instability or regional conflicts, economic slowdown elsewhere in the world or otherwise. In addition, any worsening of international relations between India and China, any negative changes in Chinese regulatory or trade policies relating to the import of iron ore or other limitations, restrictions or negative changes in our ability to export iron ore to China, could have a material adverse effect on our iron ore business.

Separately, the Expert Committee on Iron ore has filed their reports on dump handling and ceiling on annual extractions before the Supreme Court recommending the immediate enhancement of the annual extraction ceiling to 30 million MT, and subsequently to 37 million MT after the development of infrastructure. The Expert Committee on Iron ore’s report is yet to be accepted and the matter is pending before the Supreme Court. Our mines in the state of Goa were impacted consequent to the judgement of the Supreme Court.

The state government of Goa had appointed an independent firm in August 2014 to undertake an audit of production levels in excess of environmental clearances of all mining companies operating in the state of Goa, including our Company for the period from fiscal year 2008 to fiscal year 2013. The independent firm submitted its final report to the state Directorate of Mines and Geology (“DMG”) on May 5, 2015. Observations raised by the audit with respect to our Company included production levels to be in excess of environmental clearances for the leases of the Company and whether the royalty can be payable on a dry metric ton (“DMT”) basis instead of wet metric ton (“WMT”) basis. The audit process was based on the formats and procedures specified by DMG and the report was submitted accordingly. The Company has refuted these observations and provided its responses to these observations to the firm based upon a legal opinion of our Indian counsel, and these responses have been filed in the audit report of the Independent firm to the state DMG. In doing so, the Company has reserved its rights without prejudice to its responses and requested an opportunity to furnish further documentation and information as may be appropriate before any further steps in this regard are taken by the state government. We received a show cause notice from DMG on August 5, 2016 to which we filed a reply on November 24, 2016. Hearings before the DMG has been concluded and we have filed our written submissions. Regarding the WMT matter, we received an order from DMG on August 28, 2018, directing us to pay the principal amount of ₹ 544.8 million along with interest as on date of payment. The interest calculated by the committee of auditor’s till the date of preparation of report was ₹ 430.0 million. We have submitted a reply to DMG on September 11, 2018 stating that we will be challenging the order before the appropriate forum. However, under protest we are agreeable to pay ₹ 40.7 million, which is the shortfall on WMT dispatch basis, after adjusting excess royalty paid on production basis.

For the shortfall in royalty payment on basis of WMT issue for SRL, we received an order from DMG on September 3, 2018, directing us to pay the principal amount of ₹ 74.4 million along with interest as on date of payment. The interest calculated by the committee of auditor’s till the date of preparation of report was ₹ 64.2 million. We have submitted a reply to DMG on September 17, 2018 stating that we will be challenging the order in appropriate forum. However, under protest we are agreeable to pay ₹ 23.3 million, which is the shortfall on WMT dispatch basis, after adjusting excess royalty paid on production basis.

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

For example, in March 2013, the Tamil Nadu Pollution Control Board (“TNPCB”) ordered the closure of the copper smelter at Tuticorin due to complaints regarding a noxious gas leak by local residents. The National Green Tribunal thereafter passed an interim order in May 2013 allowing the copper smelter to recommence operations subject to certain conditions, and we recommenced operations in June 2013. However, the TNPCB filed a notice of appeal against the orders of the National Green Tribunal, at Supreme Court of India.

TNPCB through its order dated April 9, 2018 rejected the Company’s application for renewal of consent to operate for its existing 400,000 tpa copper smelter plant in Tuticorin in Tamil Nadu, India and operations at the plant have been suspended. The Company had filed an appeal with the TNPCB Appellate authority against the aforesaid rejection order. During the pendency of the appeal, TNPCB through its order dated May 23, 2018 ordered for electricity supply to the plant to be discontinued and the State Government ordered the closure of the copper smelter plant. Prolonged shutdown of our copper smelter at Tuticorin could be credit negative and marginally increase its leverage. See “Item 8: Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings” for further details.

In addition, the expansion of the alumina refinery at Lanjigarh has been on hold since October 2010 because the environmental approval has been withheld by the MoEF. On November 20, 2015, the MoEF granted environmental clearance for the expansion of the Alumina Refinery up to 4 mtpa and environmental clearance up to 6 mtpa will be received as an amendment to existing EC after the completion of the land acquisition of the balance area of 666.03 HA. Further, consent to establish for 6 mtpa and consent to operate 2 mtpa has also been obtained. However the environmental clearance for the expansion of Alumina Refinery at Lanjigarh was challenged by an individual, Prafulla Samantra before the National Green Tribunal, wherein MoEF, Odisha State Pollution Control Board and Vedanta Limited have been made parties. We filed our response to challenge and the matter is yet to be heard. In addition, another individual has filed an interlocutory application to be impleaded in the matter before National Green Tribunal, Kolkata, which will be heard with the matter discussed above. See “Item 8: Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings” for further details.

The consent to operate for our steel plant, Electrosteel steels Limited at Bokaro was due to expire on December 31, 2017. ESL filed an application in August 2017, before the Jharkhand State Pollution Control Board (“JSPCB”) for renewal of consent to operate, as per procedure established by law. ESL filed writ petition in High Court of Jharkhand for issuance of directions to JSPCB to consider the consent to operate application at the earliest. The High Court of Jharkhand observed that ESL cannot be made to suffer on account of non-action on the part of the JSPCB and directed JSPCB to take a final decision on the consent to operate. On August 25, 2018 High Court of Jharkhand granted a stay against order of JSPCB where they denied extension of consent to operate. The court granted permission to operate the plant till September 27, 2018 and in the interim asked The Ministry of Environment, Forest and Climate Change (MOEFCC) to decide on the issue of show cause notice dated June 6, 2012 within 4 weeks. Pursuant to the order of the High Court of Jharkhand on August 25, 2018, MOEFCC provided ESL an opportunity of personal hearing on October 10, 2018 against the show cause notice dated June 6, 2012. Vide order dated September 20, 2018, MOEFCC passed an order for revocation of the environmental clearance of ESL. ESL challenged the said order of MOEFCC by way of writ petition before the High Court of Jharkhand. The High Court of Jharkhand vide its order dated September 27, 2018 stayed the operation, implementation and execution of the order of revocation of environmental clearance and further stated that the impugned order has serious repercussions on ESL which is a running unit and has caused prejudice on account of violations of principles of natural justice. High Court of Jharkhand also allowed ESL to apply for statutory clearance without prejudice to its rights and contentions. Pursuant to this order ESL has applied for forest diversion proposal on October 4, 2018 without prejudice to its rights and contentions. The proposal is in advance stages and based on the progress of the proposal the interim relief of order dated September 27, 2018 has further been extended vide orders dated May 23, 2019 till the next hearing of July 25, 2019. Any unfavourable judgement will result in adverse impact on our operations at ESL.

We experienced an ash pond rupture in Odisha in September 2017, resulting in 4,224,000 tons of ash being spilled into the Bhenden River. As a result, relevant authorities shut five out of the 11 thermal power plants. As a result, we had to purchase 200MW power from the state electricity grid and incurred a cost of $0.9 million as of December 31, 2017. Recovery of the ash spilled over, strengthening of the ash pond and rehabilitation of the affected village is being discussed with authorities. All the negotiation has been settled with the local villagers and as per latest communication from Tehsildar and the total compensation has been paid to all the aggrieved. Based on the position as on March 31, 2019 the Company do not expect any further financial implications on the Ash Pond Leakage other than those mentioned above.

In 2017 the thermal power plant at Talwandi Sabo was fined ₹ 0.5 million as a result of blowing ash that damaged nearby cotton crops. The plant was also directed to compensate farmers who had suffered losses and to submit a surety amount of ₹ 3 million as an assurance against future pollution. The compensation was duly paid to the farmers and no further directions have been received from the Punjab Pollution Control Board. TSPL has taken measures to prevent such incidents in the future such as installation of additional ash disposal pump, maintenance of ash level in silo of 5 m out of 14 m, an auto alarm system in silo when silo level reaches 8m and ash conveying stops at 10 m as well as an installation sparkling system at silo.

In addition, if we were to fail to meet environmental requirements or to have a major accident or disaster, it may also be subject to administrative, civil and criminal proceedings by governmental authorities, as well as civil proceedings by environmental groups and other individuals, which could result in substantial fines, penalties and damages against it as well as orders that could limit or halt or even cause closure of its operations, any of which could have a material adverse effect on its business, results of operations and financial condition.

We are exposed to the political, economic, legal, regulatory and social risks of the countries in which we operate and these may have a material adverse effect on our business, results of operations, financial condition or prospects

We have operations and projects in India, South Africa, Namibia, UAE, Ireland, Australia, Japan, South Korea, Taiwan and Liberia. We are exposed to the political, economic, legal, regulatory and social risks of the countries in which we operate or intend to operate. These risks potentially include expropriation and nationalization of property, instability in political, economic or financial systems, uncertainty arising from underdeveloped legal and regulatory systems, corruption, civil strife or labor unrest, acts of war, armed conflict, terrorism, outbreaks of infectious diseases, prohibitions, limitations or price controls on hydrocarbon exports and limitations or the imposition of tariffs or duties on imports of certain goods. Countries in which we have operations or intend to have operations have transportation, telecommunications and financial services infrastructures that may present logistical challenges not associated with doing business in more developed locales. Furthermore, we may have difficulty in ascertaining our legal obligations and enforcing any rights that we may have.

For example, under the terms of the shareholders’ agreement between the GoI and us, we were granted two call options to acquire all the shares in HZL held by the GoI at the time of exercise. We exercised the first call option on August 29, 2003. The GoI has disputed and refused to act upon the second call option. Also, GoI has disputed our exercise of the call option to purchase the remaining ownership interest of the GoI in BALCO. See “Item 4: Information on the Company - B. Business Overview - Our Business - Options to Increase Interests in HZL and BALCO”.

Further, during fiscal year 2015, the Board of Directors were made aware that charges have been filed against several persons unconnected with the Group and one employee of our oil and gas business who was previously arrested and subsequently released, for alleged possession and access to government information. Our oil and gas business has not been named in the charges. Our oil and gas business has in place a comprehensive compliance program and controls. Further, on an annual basis all directors and employees including senior management of our oil and gas business provide affirmation of compliance of the code of business ethics adopted by the Company. Our oil and gas business also regularly undertakes review of its controls.

Political, legal, economic and commercial instability or community disputes in the countries and territories in which we operate could affect our operations. Some of our current and potential operations are located in or near communities that may regard such operations as having a detrimental effect on their environmental, economic or social circumstances.

The continued success of our existing operations and future projects are in part dependent upon maintaining broad support and a healthy relationship with the respective local communities. Failure to identify and manage local concerns and expectations can give rise to disputes or have a negative impact on relations with local communities, and therefore affect our business and reputation. The consequences of community reaction, on various media including social media, could also have a material adverse impact on the cost, profitability, and ability to finance or even the viability of an operation. Such events could lead to disputes with national or local governments or with local communities and give rise to material reputational damage. For instance, community protests were recently organized to protest the expansion of Vedanta Limited’s copper plant in Tamil Nadu, subsequently TNPCB rejected the application filed to renew our consent to operate, for our existing 400,000 tpa copper smelter plant at Tuticorin, which expired on March 31, 2018. Currently, we have filed a writ petition before the Principal Bench of the High Court of Madras and has additionally filed an application seeking interim relief for care and maintenance of the plant. See “Item 8: Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings” for further details.

If our operations are delayed or shut down as a result of political and community instability, our revenue growth may be constrained and the long-term value of our business could be adversely impacted. Once we establish operations in a particular country, it may be expensive and logistically difficult to discontinue such operations, should economic, political, physical or other conditions deteriorate subsequently. All of these factors could have a material adverse effect on our business, results of operations, financial condition or prospects.

Material changes in the regulations that govern our businesses, or the interpretation of recent legislation, could have a material adverse effect on our business, financial condition and result of operations

Mining in India is subject to a complex and comprehensive set of laws and regulatory requirements. See “Item 4: Information on the Company - B. Business Overview - Our Business - Regulatory matters.” These laws and regulatory requirements are subject to change. If we are affected, directly or indirectly, by the application or interpretation of any such statute, enforcement proceedings initiated under it, it may have a material adverse effect on our business, financial condition and result of operations.

For example, the Mines (Amendment) Bill, 2011 (“Mines Bill”) proposes several amendments to the Mines Act, 1952, including significant enhancement to the monetary penalties and terms of imprisonment for violations under the Mines Act, 1952. The Mines and Minerals (Development and Regulation) Amendment Act, 2016 received presidential assent on May 6, 2016 and amended the Mines and Minerals (Development and Regulation) Act, 1957. The amendments permit the transfer of captive mine leases (granted before January 12, 2015) without having to go through an auction process and also allow the dumping of waste outside of the mining area by including dumping sites within the definition of lease area. Further, the National Mineral Policy of 2019, which replaced the erstwhile National Mineral Policy 2008, introduces incentives to enhance mergers and acquisitions in the mining sector. If Vedanta Limited is affected, directly or indirectly, by the application or interpretation of any such statute, as and when notified, including any enforcement proceedings initiated under it and any adverse publicity that may be generated due to prosecution, it may have a material adverse effect on its business, financial condition and result of operations.

In addition, our oil and gas business is also subject to complex and comprehensive regulations in India. New or changed regulations could require changes to the manner in which we conduct our business, and result in an increase in compliance costs, which could have a material adverse effect on our business, financial condition and results of operation.

For example, upon the expiry of oil and gas licenses in India, contractors are generally required under the terms of relevant licenses or local law to conduct decommissioning or abandonment activities with regard to the equipment and wells and generally make good production sites. There can be no assurance that we will not in the future incur decommissioning charges in excess of those currently provided for, since local or national governments may require decommissioning to be carried out in circumstances where there is no express obligation to do so, particularly in case of future oil and gas license renewals.

The provisions of Chapter X-A (sections 95 to 102) of the Income Tax Act, 1961, relating to General Anti-Avoidance Rules (“GAAR”) are applicable with effect from assessment year 2019 (fiscal year 2018). The GAAR provisions propose to identify any arrangement where the primary purpose or one of the main purposes of such arrangement is to obtain a tax benefit, and satisfies at least one of the following tests (i) creates rights, or obligations, which are not ordinarily created between persons dealing at arm’s length; (ii) results, directly or indirectly, in misuse, or abuse, of the provisions of the Income Tax Act, 1961; (iii) lacks commercial substance or is deemed to lack commercial substance in whole or in part; or (iv) is entered into, or carried out, by means, or in a manner, that is not ordinarily engaged for bona fide purposes. If GAAR provisions are invoked, the tax authorities will have wider powers, including denial of tax benefit or a benefit under a tax treaty. In the absence of any precedents on the subject, the impact of the application of these provisions is uncertain.

While interest payments made by us to our non-resident “associated enterprises” are eligible to be deducted as an expense when used by it for its business purpose, such payments are required to be in compliance with thin capitalisation norms as introduced by the Finance Act, 2017, in terms of which, we would not be permitted a deduction of interest exceeding 30% of the earnings before interest, taxes, depreciation and amortisation if the total amount of such interest exceeds ₹ 10 million per year. Such thin capitalisation norms would apply even where the debt is issued by an independent third party lender, but an “associated enterprise” provides an implicit or explicit guarantee to such lender.

If the interest is not eligible for deduction in a particular year, the same can be carried forward for 8 years and the same shall be allowed to the extent of maximum allowable interest expenditure for the relevant year.

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

For example, the Rajasthan block produced 82.5% of our average daily net operated production from our oil and gas business in fiscal year 2019 and oil and gas from the Rajasthan block constituted 95.5% of our net aggregate proved oil and gas reserves on a barrel of oil equivalent basis as of March 31, 2019. Our ongoing capital expenditure program has focused on development and exploration activities across all the assets with approximately 81.0% of the capital expenditure for fiscal year 2019 having been invested in the Rajasthan block.

Further, our Rampura Agucha zinc mine produced 47.6% of the total mined zinc metal in concentrate that we produced in fiscal year 2019 and constituted 38.1% of our total proven and probable zinc ore reserves as of March 31, 2019 in India. Any interruption in the operations at these assets could have a material adverse effect on our results of business, financial condition, results of operations and prospects.

Our business requires substantial capital expenditures and other resources to maintain ongoing operations and to grow our business through projects, expansions and acquisitions, where these projects, expansions and acquisitions are subject to additional risks that could adversely affect our business, financial condition and results of operations

Capital requirements. We require capital for, among other purposes, expanding our operations, making acquisitions, managing acquired assets, acquiring new equipment, maintaining the condition of our existing equipment and maintaining compliance with environmental laws and regulations. To the extent that cash generated internally and cash available under our existing credit facilities are not sufficient to fund our capital requirements, we will require additional debt or equity financing, which may not be available on favorable terms, or at all. Future debt financing, if available, may result in increased finance charges, increased financial leverage, and decreased income available to fund further acquisitions and expansions and the imposition of restrictive covenants on our business and operations. In addition, future debt financing may limit our ability to withstand competitive pressures and render us more vulnerable to economic downturns. If we fail to generate or obtain sufficient additional capital in the future, we could be forced to reduce or delay capital expenditures, sell assets or restructure or refinance our indebtedness.

Oil and gas exploration activities are capital intensive and inherently uncertain in their outcome. There is a risk that we or the operators of assets in which we have an interest may undertake exploration activities and incur significant costs in so doing with no assurance that such expenditure will result in the discovery of hydrocarbons in commercially viable quantities.

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

In fiscal year 2013, we announced an expansion of our zinc-lead mines capacity to 1.2 mtpa (later on revised to 1.25 mtpa) in a phased manner until fiscal year 2020 in our Zinc India business. This will involve sinking of underground shafts and developing underground mines. Benefits from these growth projects started in fiscal year 2016, even though project activities will continue until fiscal year 2020. Annual capital expenditure towards these projects is expected to be approximately $ 250 million. Any delays in the execution of the expansion plans or any shortfall in achievement of the expansion objectives may adversely affect our business, financial condition and results of operations.

We recently acquired ESL under the Insolvency and Bankruptcy Code, 2016, in line with the Resolution Plan approved by National Company Law Tribunal (NCLT), Kolkata. ESL was incorporated in December, 2006 to set up an integrated steel plant designed to produce 2.5 mtpa of steel. This project started operations in year 2009 and the first phase of 1.5 mtpa steel plant was completed in fiscal year 2012. Subsequently, the next phase to reach to the full design capacity was started but was not completed due to various reasons including, weak financial condition. As a result, project materials including semi-constructed blast furnace and horizontal coke oven plant is underutilized. The usability of project material will depend on life cycle assessment, finalization of technology and detailed project report. Hence expansion cost may increase if it is discovered later that some of the project material is not usable.

Furthermore, the GoI is contemplating a proposal to demarcate certain forest areas in India, based on the permissibility of using such land for mining purposes. The identification of designated areas where mining activities will, or will not, be permitted will be based on mapping forest and coal reserves as well as field-level studies. While this proposal remains in discussion, the MoEF has denied the grant of environmental and forest diversion clearances applied for in certain areas identified as restricted areas. In the event the proposal is implemented, our current and any future mining activities and related expansion plans and new projects may be affected, which would adversely affect our business prospects and results of operations or otherwise hinder its borrowing capabilities. Any delay in completing planned expansions, revocation of existing clearances, failure to obtain or renew regulatory approvals, non-compliance with applicable regulations or conditions stipulated in the approvals obtained, suspension of current projects, or cost overruns or operational difficulties once the projects are commissioned may have a material adverse effect on our business, results of operations or financial condition. Further, our decision to undertake or continue any of these projects will be based on assumptions of future demand for our products which may not materialize. As a consequence of project delays, cost overruns, changes in demand for our products and other reasons, we may not achieve the reductions in the cost of production or other economic benefits expected from these projects, which could adversely affect our business, financial condition and results of operations.

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

The results of appraising discoveries are uncertain which may result in reductions in projected reserves and production declines and may involve unprofitable efforts, not only from dry wells, but also from wells that are productive but uneconomic to develop. Furthermore, as our Ore Reserves decline as we mine the ore, our future segment results and segment margins depends upon our ability to access Ore Reserves with geological characteristics that allow mining at competitive costs and replacement reserves may not be available when required. Appraisal and development activities may be subject to delays in obtaining governmental approvals or consents, shut-ins of connected wells, insufficient storage or transportation capacity or exhaustion and depletion of reserves or other geological and mechanical conditions all of which may result in a material increase of our costs of operations or delay anticipated revenues.

Our operations are subject to risks that could result in decreased production, increased cost of production and increased cost of or disruptions in transportation, power generation, mining and oil exploration

We are subject to operating conditions and events common to the industry in which we operate which is beyond our control that could, among other things, increase our mining, transportation or production costs, disrupt or halt operations at our mines and production facilities permanently or for varying lengths of time or interrupt the delivery of our products to our customers. The occurrence of any of these conditions or events could have a material adverse effect on our business, financial condition and results of operations. These conditions and events include:

•

Disruptions in extraction and production due to equipment failures, unexpected maintenance problems and other interruptions. All of the Company’s operations are vulnerable to disruptions. Metal processing plants are especially vulnerable to interruptions, particularly where an event causes a stoppage which necessitates a shut down in operations. Stoppages in certain types of our smelters, even if lasting only a few hours, can cause the contents of furnaces or cells to solidify, resulting in a plant closure for a significant period and necessitating expensive repairs, any of which could materially and adversely affect our results of operations or financial condition. For example, our aluminium smelters have suffered due to a pot failure incident during fiscal year 2017 resulting in part stoppage of smelter and cost of repairs.

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

•

Availability of raw materials for energy requirements. Any shortage of, or increase in the prices of any of the raw materials needed to satisfy our businesses’ requirements may interrupt our operations or increase our cost of production. We are particularly dependent on coal, which is used in many of our captive power plants. Our aluminium business, which has high energy consumption due to the energy-intensive nature of aluminium smelting, is significantly dependent on receiving allocations from Coal India, the government owned coal monopoly in India.

For example, we established our aluminium business in Odisha through an agreement with Odisha Mining Corporation Limited (“OMC”) to establish an aluminium smelter and associated captive power plants in the Lanjigarh and Jharsuguda district in Odisha. A memorandum of understanding with the Government of Odisha (through OMC) provides that the Government of Odisha would supply us 150 million tons of bauxite ore. During fiscal year 2016, OMC has, by a separate action, terminated the joint venture agreement for which the Company is pursuing the appropriate course of action. The matter is pending with the OMC. However, the delay in obtaining captive bauxite supply as per the terms of memorandum of understanding has resulted in our Odisha aluminium business reporting losses since inception. Any further delays in securing assured bauxite supplies for our Odisha aluminium business could continue to adversely affect our business, financial condition and results of operations. However, in April 2018, we entered in to a long term contract with OMC for the supply of bauxite for five years from its Kodingamali bauxite mines.

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

Our oil processing facility in the northern fields of the Rajasthan block require reliable fuel supply for power generation and heating, to ensure the quality of our crude oil production. Currently, the fuel supply for power generation and heating requirements are being met through associated natural gas from the Mangala field, supplemented as required by natural gas from the Raageshwari Deep gas field. While the current gas supply is adequate to ensure a sufficient fuel supply, there is no guarantee that the current estimates of the future fuel requirements can be supplied from the gas associated with existing and future oil production, supplemented by gas supply from the Raageshwari Deep gas field. In such an event, an alternative energy source would need to be obtained. Further, this has been augmented by alternative energy source in form of grid power supply of 14 MW capacity. Sustained failure of power systems due to unavailability of fuel supply and/or grid power availability could lead to operations disruption, having a material adverse effect on our results of operations and financial condition.

•

Availability of water. The mining operations of our zinc and aluminium businesses, production from our oil fields, smelter operations of copper business and our captive power plants depend upon the supply of a significant amount of water. Availability of water for our operations is dependent upon adequate rainfall in the catchment areas near our operations. There is no assurance that the water required will continue to be available in sufficient quantities or that the cost of water will not increase. For example, BALCO is currently in a dispute with the National Thermal Power Corporation Limited regarding the right of way for a water pipeline that provides one of BALCO’s captive power plants access to a body of water adjacent to the National Thermal Power Corporation Limited’s premises. An unfavorable decision in this dispute may significantly increase BALCO’s costs of obtaining water for our power plant. However, the Company has a water supply agreement valid for 30 years from July 29, 2011 for 13 million cubic meters for 540 MW and on December 22, 2015 the Company entered into a new water contract valid for 30 years with a local body for 25 million cubic meters per annum for IPP of 600 MW and CPP of 600 MW collectively, which has been fully allotted until March 31, 2018.

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

•

Disruptions to or increased costs of transport services. We depend upon seaborne freight, inland water transport, rail, trucking, overland conveyor and other systems to transport bauxite, alumina, zinc concentrate, copper concentrate, coal, iron ore and other supplies to our operations and to deliver our products to customers. There may be disruptions to or increases in the cost of these transport services, including as a result of interruptions that decrease the availability of these transport services or as a result of increases in demand for transport services from our competitors or from other businesses, or failures of these transport services to be expanded in a timely manner to support an expansion of our operations.

•

Inadequate plant operating and maintenance procedures. While we have in place operating and maintenance procedures to maintain the integrity of our production facilities, unplanned events could adversely affect operations.

•

Dependence on third parties. We outsource the day to day running of operations, maintenance of plant, construction, delivery and commissioning of the various plant facilities, supply and testing of equipment, transmission and distribution of electricity etc; to third parties in most of our businesses and there are associated risks. Additionally, several of the major growth projects are under execution through an integrated development approach where end to end project execution is outsourced to a limited number of specialized vendors. These projects have long execution timelines, have interdependencies, are mostly brown-field involving tie-ins with existing facilities and may require use of the appropriate technologies. To execute these projects and to achieve the deliverables of operation and maintenance contract, our business partners are responsible for the timeliness and adequacy of the resources they deploy and capabilities they bring to a project. In such arrangements, we may have limited control over the standards, operations and compliance of our business partners, their contractors and sub-contractors and thereby have limited influence and control over the risks that arises. Ensuring the delivery of services and equipment, executing the projects as per schedule, of the right quality and managing safety and security of personnel and materials at the sites as well as during transportation, and ensuring all regulatory compliances are met, could pose a potential challenge. Any delays in any of these aspects could have an adverse impact on operations and project completion by way of cost and schedule overruns and adversely effects our operational and financial performance. Further, our business partners may be unable or unwilling to fully compensate us against costs we may incur on their behalf or on behalf of the joint venture. For instance, the external contractors may not be able to complete construction and installation on time, within budget, or to the specifications set forth in our contracts with them, or the contractors may otherwise cause delays in meeting project milestones or achieving commercial operation by the scheduled completion date or operational deliverables, which could in turn cause forecast budgets to be exceeded or result in delayed payment by customers, invoke liquidated damages, penalty clauses or performance guarantees or result in termination of contracts. See “Item 8: Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings - Proceedings against TSPL relating to its delay in commissioning various units of the power plant”. In addition as a result of increased industrial development in India in recent years, the demand for contractors with specialist design, engineering and project management skills and services has increased, resulting in a shortage of contractors and increasing costs of services. There can be no assurance that such skilled and experienced contractors will continue to be available at reasonable rates and we may be exposed to risks relating to the cost and quality of their services, equipment and supplies.

•

Power purchase agreements. The power purchase agreements and other agreements that we have entered into, or may enter into may require us to guarantee certain minimum performance standards, such as plant availability and generation capacity, to the power purchasers. If our facilities do not meet the required performance standards, the power purchasers with whom we have power purchase agreements may not reimburse us for any increased costs arising as a result of our plants’ failure to operate within the agreed norms. For example: We have disputes with customers at our TSPL and Jharsugda operations. For further details see “Item 8: Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings” and “Item 4: Information on the Company - B. Business Overview”.

•

Power transmission. Lack of strong power transmission infrastructure could restrict our power generation volumes. For example, the effective plant load factor for all the four units of our commercial power plant at Jharsuguda was constrained at 39% in fiscal year 2015 on account of the limited power transmission infrastructure available in India and the delay in ramp up of Smelter II.

•

Regulatory compliance. Power generation in India is a regulated industry. In particular, national and state regulatory bodies and other statutory and government mandated authorities may, from time to time, impose minimum performance standards upon us. Failure to meet these requirements could expose us to the risk of penalties, including, in certain instances, plant shut downs. For example: There is an ongoing litigation where Ministry of Environment, Forest and Climate Change (MOEF&CC) issued Environment (Protection) Amendment Rules to implement new emission norms in all thermal power plants in India. The timeline of TSPL to implement these guidelines is 31 December 2019. The amount involved is estimated at ₹ 10,000 million ($145 million) on account of capital cost for the Flue Gas Desulphurization (“FGD”) installation and operating costs ₹ 700 million per year ($10 million). PSERC has passed an adverse order in the matter considering that the said notification is not a change in law event. TSPL has filed its appeal in APTEL. Appeal has been admitted in APTEL and the next date of hearing is July 8, 2019. Pending disposal of the appeal, TSPL has already started the implementation process in terms of inviting quotations from prospective bidders and negotiations, however installation of FGD is not going to be completed before the said date of 31 December 2019 and hence approached CPCB and Ministry of Power (MOP) to modify the date of FGD installation till December 2022. While TSPL is hopeful of securing such an extension no assurance can be given at this stage that the extension would be granted. Further, the Supreme Court in a related matter, has also recorded the submissions made by the central government as well as the affidavits filed by various power plants that a more feasible date for FGD installations would be December 2022. Punjab state’s power requirements are largely met through TSPL and it is unlikely that operations gets suspended for not implementing the norms before December 2019. In the rarest situation, if the Company’s request for extension of timeline is not accepted and its operations are suspended, it will have adverse impact on our results of operations and financial condition.

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

•

Accidents at mines, oil fields, smelters, refineries, oil processing terminals, cargo terminals and related facilities. Any accidents or explosions including as a result of natural disaster causing personal injury, property damage or environmental damage at or to our mines, oil fields, smelters, refineries, oil processing terminals, cargo terminals and related facilities may result in expensive litigation, imposition of penalties and sanctions or suspension or revocation of permits and licenses. Risks associated with our open-pit mining operations include flooding of the open-pit and collapses of the open-pit wall. Hazards associated with our underground mining operations include underground fires and explosions, including those caused by flammable gas, cave-ins or ground falls, discharge of gases and toxic chemicals, flooding, sinkhole formation and ground subsidence and other accidents and conditions resulting from drilling and removing and processing material from an underground mine. If any of these hazards or accidents result in significant injury to employees and damage to equipment or other property, we may experience unexpected production loss, increased production costs, and increased capital expenditures to repair or replace equipment or property, as well as claims from affected employees and environmental and other authorities for any alleged breaches of applicable laws or regulations. Disruptions to mining, delays and costs on account of such hazards or accidents could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, oil and gas exploration and production operations by us or operators of assets in which we have an interest will involve risks normally incidental to such activities, including blowouts, oil spills, gas leaks, explosions, fires, equipment damage or failure, natural disasters, geological uncertainties, unusual or unexpected rock formations and abnormal pressures. Offshore operations are also subject to natural disasters as well as to hazards inherent in marine operations and damage to pipelines, platforms, facilities and sub-sea facilities from trawlers, anchors and vessels. Our producing fields are located in areas that can be subject to extreme weather conditions, flooding, fire, theft, earthquake and other natural disasters. Additionally, we or the operators of assets in which we have an interest may face interruptions or delays in the availability of oil field services, equipment or infrastructure, including seismic survey vessels, rigs, pipelines and storage tanks, on which oil and gas exploration and production activities are dependent. Such interruptions or delays could result in disruptions to exploration activities, production, oil and gas off-take arrangements and increased costs.

•

Strikes and industrial actions or disputes. The majority of our workforce is unionized. Strikes and industrial actions or disputes have occurred in the past and may occur in the future which may lead to business interruptions and halts in production. In addition, we may be subject to union demands and litigation for pay raises and increased benefits, and our existing arrangements with the trade unions may not be renewed on terms favorable to us, or at all.

We are exposed to competitive pressures in our various business segments in which we operate which could result in lower prices or sales volumes of the products we produce, which may cause our profitability to suffer

The mines and minerals, commercial power generation, oil and gas and steel industries are highly competitive. We continue to compete with other industry participants in the search for and acquisition of mineral and oil and gas assets and licenses. Competitors include companies with, in many cases, greater financial resources, local contacts, staff and facilities than ours. Competition for exploration and production licenses as well as for other investment or acquisition opportunities may increase in the future. This may lead to increased costs in the carrying out of our activities, reduced available growth opportunities and may have a material adverse effect on our businesses, financial condition, results of operations and prospects.

We depend upon third parties for supply of a portion of our raw material requirements, for the continuance of our operations, and for execution of our projects and supply of equipment and services, as well as for offtake of our production volumes

We source a majority of our copper concentrate and a portion of alumina requirements from third parties. During fiscal year 2019, as the smelter at Tuticorin has been closed, copper anodes and blister are being procured from external sources and other internal sources for production of copper cathode at the Silvassa Refinery. For example, in fiscal year 2019, we sourced approximately 94.5% of our copper anode and blister and 62.0% of our alumina requirements from third parties. Profitability and operating margins of our copper and aluminium business depends on the ability of the suppliers to ensure timely delivery of the contracted volumes. Also, profitability and operating margins of our aluminium business depends on our ability to obtain the required alumina at prices that are low relative to the market prices of aluminium products that we sell and our ability to source these raw materials at a reasonable price.

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

In our oil and gas business, we had infrastructure and oil sales agreements with the GoI nominated public sector refineries and domestic private sector refineries for expected levels of crude oil production from the Rajasthan block until March 2019 and new contracts have been put in place with the buyers till March 31, 2020. Stoppage of off-take or supply could result if the buyers fail to take delivery of volumes anticipated by these sales agreements. Additionally, two private sector buyers accounted for approximately 56.0% of the total sales of Rajasthan block in fiscal year 2019 and any unforeseen disruption at these buyer’s facilities would affect sales volume and therefore revenue generation. Further, we are subject to the risk of delayed off takes or payment for delivered production volumes or counterparty default. Any of these could have an adverse impact on our crude oil sales and cash flows.

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

Third party interests in our subsidiary companies, restrictions due to stock exchange listings of our subsidiary companies as well as third party interest in assets of our subsidiary companies will restrict our ability to deal freely with our subsidiaries or such assets of our subsidiary companies, which may have a material adverse effect on our results of operations and financial condition

We do not wholly own all of our operating subsidiaries, although we hold the majority of the total outstanding share capital in all of our subsidiaries. Although we have direct or indirect management control of HZL, BALCO, Black Mountain Mining and ESL, each of these companies has other shareholders who, in some cases, hold substantial interests. As a result of the non-controlling interests in our subsidiaries and affiliates and the Indian stock exchanges listings of HZL, these subsidiaries may be subject to additional legal or regulatory requirements, or we may be prevented from taking certain courses of action without the prior approval of a particular or a specified percentage of shareholders and/or regulatory bodies (under shareholders’ agreements, relationship agreements or by operation of law). The existence of minority or other interests in, and stock exchange listings of our subsidiaries may limit our ability to increase our equity interests in these subsidiaries, combine similar operations, utilize synergies that may exist between the operations of different subsidiaries, move funds among the different parts of our businesses or reorganize the structure of our business in a tax efficient manner, which may have a material adverse effect on our business, financial condition and results of operations.

ONGC amongst others is our joint operation partner with respect to all operating assets of our oil and gas business, and we operate all of our oil and gas assets except KGONN-2003/1. Accordingly, any mismanagement of an oil and gas asset by us may give rise to liabilities to our joint operation partners in respect of such asset. There is also a risk that other parties with interests in our assets may elect not to participate in certain activities relating to those assets which require such party’s consent. In such circumstances, it may not be possible for such activities to be undertaken by us alone or in conjunction with other participants at the desired time or at all. In addition, other joint operation partners may default in their obligations to fund capital or other funding obligations in relation to the assets. In certain circumstances, we may be required under the terms of the relevant operating agreement to contribute all or part of any such funding shortfall, which could adversely impact our business, financial condition and results of operations.

Proceedings against the GoI which has disputed our exercise of the call option to purchase its remaining ownership interest in BALCO

There are certain proceedings that are currently ongoing with respect to the exercise of a call option to acquire the remaining shares of BALCO held by the GoI, in accordance with the terms of the shareholders’ agreement between the GoI and us. The amount claimed under this proceeding is presently unquantifiable. The arbitration tribunal formed under the directions of the High Court of Delhi declared an award rejecting BALCO’s claim regarding the exercise of the option on January 22, 2011. According to the award, certain clauses of the shareholders’ agreement were held to be void, ineffective and inoperative as being in violation of sub section (2) of Section 111A of the Companies Act, 1956. We filed an application before the High Court of Delhi to set aside this award under Section 34 of the Arbitration and Conciliation Act, 1996. Our application is scheduled for hearing on August 9, 2019. See “Item 4: Information on the Company - B. Business Overview - Our Business - Options to Increase Interests in HZL and BALCO”. There is no assurance that the outcome of our challenge of the award will be favorable to us. In such an event, we may be unable to purchase the GoI’s remaining 49.0% interest in BALCO or may be required to pay a higher purchase price, should it decide to consummate such purchase, which may have a material adverse effect on our business, financial condition and results of operations.

Proceedings against the GoI which has disputed our exercise of the call option to purchase its remaining ownership interest in HZL

We commenced arbitration proceedings against the GoI with respect to exercise of our call option to acquire the remaining shares of HZL held by the GoI, in accordance with the terms of the shareholders’ agreement between the GoI and us. The GoI denied our right to exercise the option on the basis that the shareholders’ agreement contravenes the provisions of Section 111A of the Companies Act, 1956 and is therefore void. The next date of hearing by the arbitral tribunal is yet to be notified. In a related proceeding, the Supreme Court on January 19, 2016 ordered the status quo be maintained with respect to the proposed disinvestment of government interest in HZL until further orders are passed by the Supreme Court. See “Item 4: Information on the Company - B. Business Overview - Our Business - Options to Increase Interests in HZL and BALCO”. There can be no assurance that the arbitral proceedings will result in a favorable outcome for us. In such an event, we may be delayed in the purchase of, or may be unable to purchase, the GoI’s remaining 29.5% interest in HZL or may be required to pay a purchase price in excess of the market value or fair value of those shares, which may have a material adverse effect on our business, financial condition and results of operations.

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

In our oil and gas business, plateau production rates from the Rajasthan block may be less than forecast. The estimates of production rates and field life contained in the field development plans for the Mangala, Bhagyam, Aishwariya, Raageshwari and Saraswati fields in the Rajasthan block are based on our estimates of future field performance. Where any estimates of future production rates are in excess of the existing approved field plateau production rates in the case of our oil and gas business, the consent of the joint operation partner, the appropriate regulatory authorities and the GoI will be required before any of our oil fields can produce at these enhanced estimates of future production rates. In the event consent of the joint operation partner is delayed or not obtained, production would be limited to the rate set out in the field development plans, which would have a detrimental impact on our business, financial condition and results of operations. Future field performance is subject to a number of risks that are beyond our control.

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

We are subject to restrictive covenants for the credit facilities including term loans and working capital facilities provided to us and our subsidiaries

Our financing agreements contain certain restrictive covenants and events of default that limit our ability to undertake certain types of transactions or ability to expand, any of which could adversely affect our business. These covenants require us to maintain certain financial ratios and in certain cases, obtain the prior consent of our lenders for various activities, including, among others,

•	any change in our capital structure,

•	issue of equity, preferential capital or debentures,

•	raising any loans and deposits from the public,

•	undertaking any new project,

•	effecting any scheme of acquisition, merger, amalgamation or reconstitution,

•	implementing a new scheme of expansion or creation of a subsidiary.

Our future borrowings may also contain similar restrictive provisions. Low commodity prices may adversely impact our profitability and therefore our ability to meet the financial covenants and ratios. If we fails to meet our debt service obligations or covenants (or receive approvals from our lenders to undertake certain transactions) provided under the financing agreements, the relevant lenders could declare us to be in default under the terms of agreements, accelerate the maturity of our obligations or take over the financed project or other security made available to the lenders. We cannot assure you that, in the event of any such acceleration, we will have sufficient resources to repay borrowings. In such an event, we may be forced to renegotiate our financing agreements with our lenders on terms that may not be favourable to us. Our future borrowings may also contain similar restrictive provisions.

We are involved in several civil, criminal and tax litigation matters, arbitration proceedings and any final judgment against us could have a material adverse effect on our business, result of operations, financial condition and prospects

We are involved in several legal and arbitration proceedings including matters relating to, alleged violations of environmental, tax, Indian laws and regulations, criminal sanctions, property and labor disputes and other related issues. A final judgment against us or our directors in one or more of these disputes may result in damages that we will be required to pay to the other party, injunctions against us any of which may require us to cease or limit our operations and such decisions or judgments may have a material adverse effect on our business, results of operations, financial condition and prospects.

For instance, in March 2015, Cairn India Limited (now Vedanta Limited - oil and gas business) received a show cause notice from the Indian Tax Authorities (“Tax Authorities”) for not deducting withholding tax on the payments made to Cairn UK Holdings Limited (“CUHL”), for acquiring shares of Cairn India Holdings Limited (“CIHL”), as part of their internal reorganization. Tax Authorities have stated in the notice that a short-term capital gain has accrued to CUHL on transfer of the shares of CIHL to Cairn India Limited (now Vedanta Limited - oil and gas business), in the fiscal year 2006-2007, on which tax should have been withheld by Cairn India Limited (now Vedanta Limited - oil and gas business). Pursuant to this, various replies were filed with the tax authorities.

After several hearings, the Income Tax Authority, in March 2015, issued an order holding Cairn India Limited (now Vedanta Limited - oil and gas business) as ‘assessee in default’ and raised a demand of ₹ 204,947 million ($ 2,963 million) (including interest of ₹ 102,473 million ($ 1,482 million).

Also, SEBI initiated criminal proceedings in 2001 before the Court of the Metropolitan Magistrate, Mumbai, against us, our Executive Chairman, Mr. Anil Agarwal, our Director of Finance, Mr. Tarun Jain, and the chief financial officer of MEL at the time of the alleged price manipulation. When SEBI’s order was overturned in October 2001, we filed a petition before the High Court of Bombay to defend those criminal proceedings on the grounds that the Securities Appellate Tribunal of India had overruled SEBI’s order on price manipulation. An order has been passed by the High Court of Bombay in our (then Sterlite) favour, granting an interim stay of the criminal proceedings.

If any such matters are held against us, we may be prohibited from accessing the Indian capital market for a specified period of time, may become liable to pay penalties and it may have material adverse effect on our operations, results of operations, financial condition and prospects.

For a detailed discussion of material litigation matters pending against us, see “Item 8: Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings”.

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

In addition, we are subject to a Minimum Alternate Tax (“MAT”) which sets a minimum amount of tax that must be paid each year based on our book profits. The effective MAT rate is 21.5%, after applying surcharge and education cess, for Indian companies (the Finance Act, 2018 increased the rate of cess for the year commencing on 1 April 2018 and onwards, from 3.0% to 4.0% which resulted in an effective MAT rate of 21.5%). The MAT prevents us from taking full advantage of any tax holidays, exemptions or tax deferral schemes that may be available to us.

The GoI may allege a breach of a covenant by us and seek to exercise a put or call right with respect to shares of HZL, which may result in substantial litigation and serious financial harm to our business, results of operations, financial condition and prospects

Under the terms of the shareholders’ agreement between the GoI and erstwhile SIIL, we agreed that we would ensure that HZL would implement a 1 mmtpa greenfield zinc smelter plant at Kapasan in the state of Rajasthan (the “Kapasan Project”), within 5 years from April 11, 2002. The shareholders’ agreement provided that if within one year from this date, we reviewed the feasibility of the Kapasan Project and determined that it was not in the best economic interests of HZL, which determination required the report of an independent expert, and the board of directors of HZL confirmed this determination, then we would not be obliged to ensure that HZL implement the Kapasan Project. In 2003, HZL notified the GoI that the Kapasan Project would not be undertaken and that a report of an independent expert may not be required. While we have not received any notice of breach under the provisions of the shareholders’ agreement between the GoI and us with respect to HZL, the GoI may claim that we have breached the covenant related to the Kapasan Project as mentioned in the shareholders’ agreement triggering an event of default. The GoI, under the terms of the shareholders’ agreement, may become entitled to the right, which is exercisable at any time within 90 days from the day it became aware of such event of default, to either sell any or all of the shares of HZL held by the GoI to us at a price equivalent to 150.0% of the market value of such shares, or purchase any nor all of the shares of HZL held by us at a price equivalent to 50.0% of the market value of such shares.

The closing market price of HZL’s shares on the NSE, on June 21, 2019 was ₹ 231 ($ 3.3) per share. Based solely on this price, if GoI became entitled to sell and exercised this right to sell all of its 1,247,950,590 shares of HZL at a price equivalent to 150.0% of their market value, we would be required to pay ₹ 432,451 million ($ 6,252 million) for those shares. Assuming the same June 21, 2019 closing market price of HZL’s shares, if GoI became entitled to purchase all of the 2,743,154,310 shares of HZL held by us at a price equivalent to 50.0% of their market value, we would receive ₹ 316,834 million ($ 4,581 million) for those shares.

If the GoI were to assert that an event of default occurred under the shareholders’ agreement and seek to exercise a put or call right with respect to shares of HZL, we may face expensive and time-consuming litigation over the matter, uncertainty as to the future of our zinc business, an inability to enforce our call option to acquire the GoI’s remaining 29.5% ownership interest in HZL and the possibility of serious financial harm if HZL were unsuccessful in litigation, any of which may have a material adverse effect on our business, results of operations, financial condition and prospects.

Attracting and retaining talent at technical, managerial and leadership level as well as shortage of skilled labor in the natural resources industry could increase our costs and limit our ability to maintain or expand our operations, which could adversely affect our results of operations

Our efforts to execute our business plans will place significant demands on our management and other resources and we will be required to continue to improve operational, financial and other internal controls. Our ability to maintain and grow our business will depend on our ability to attract, train and retain personnel with skills that enable us to keep pace with growing demands and evolving industry standards. We are dependent to a large degree, on the continued service and performance of our senior management team and other key team members in our business divisions. These key personnel possess technical and business capabilities that are difficult to replace. The loss or diminution of services of members of our senior management or other key team members, or our failure to retain our key personnel at various managerial positions could have an adverse effect on our results of operations, financial condition and prospects. In addition, our business develops and expands, we believe that our future success will depend on our ability to attract and retain highly skilled and qualified personnel, which is not guaranteed.

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

In addition, certain key employees of our company may have claims pending against them from their prior employment. None of these claims relate to any activity by any of these employees in their engagement with us. While these claims have no impact on our company, an adverse outcome of these claims against any of the key employees may impact our reputation.

Our insurance coverage may prove inadequate to satisfy future claims against us

We maintain insurance, which we believe is typical in the respective industries in which we operate and in amounts which we believe to be commercially appropriate. Nevertheless, we may become subject to liabilities against which we may not have adequate insurance coverage or at all. Our insurance policies contain certain customary exclusions and limitations on coverage which may result in our claims not being honored to the full extent of the losses or damages we have suffered. For example, the loss due to pot failures in our aluminum smelters are not fully covered by insurance. The exploration and production of crude oil and natural gas is inherently hazardous. A range of factors incorporating natural and man-made factors may result in oil spills, fires, equipment failure, loss of well control, leakage of hydrocarbons or hydrogen sulfide etc., which can result in death, injury and damage to production facilities and the environment. In addition, our operating entities in India can only seek insurance from domestic insurance companies or foreign insurance companies operating in joint ventures with Indian companies and these insurance policies may not continue to be available at economically acceptable premiums. The occurrence of a significant adverse event, the risks of which are not fully covered or honored by such insurers could have a material adverse effect on our business, financial condition and results of operations.

The Re-organization Transactions may not result in expected benefits

At the time of announcing the Re-organization Transactions, we estimated cost savings and tax efficiencies arising from the transaction, due to operational and financial synergies. These synergies may not be realized or may be materially lower than estimated and the extent to which any of the other benefits will actually be achieved, if at all, or the timing of any such benefits, cannot be predicted with certainty. If we are unable to realize the estimated cost savings or the other benefits that we expect to achieve through the consolidation, or if we are prevented from taking advantage of the anticipated tax efficiencies, or if we are unable to offset the incremental costs we incur over time as a result of the consolidation with such savings and benefits, there could be a material adverse effect on our business, financial condition and results of operations. Further, subsequent to the effectiveness of the Amalgamation and Re-organization Scheme, a special leave petition challenging the orders of the High Court of Bombay at Goa was filed before the Supreme Court of India by the Commissioner of Income Tax, Goa and the Ministry of Corporate Affairs in July 2013 and April 2014, respectively. Further, a creditor and a shareholder challenged the Amalgamation and Re-organization Scheme in the High Court of Madras in September 2013. Currently, the Supreme Court of India has admitted the special leave petitions and the matter is likely to be listed on July 1, 2019.

There is no assurance that the special leave petitions will be determined in our favor, and accordingly, there is no assurance that the Courts will negate the effectiveness of the Re-organization Transactions. In such circumstance, we may not be able to achieve financial, operational, strategic and other potential benefits from the consolidation pursuant to the Re-organization Transactions. See “Item 8: Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings” for further details.

We may fail to realize the financial flexibility, margin benefits, cost savings and other objectives which we had anticipated from our mergers and acquisitions

There is no assurance that the Cairn India Merger will achieve the financial flexibility, cost savings and other objectives we had anticipated. These expected objectives may not develop or may be materially lower than anticipated and other assumptions (including the value of the recoverable assets) upon which we have determined the terms of the Cairn India Merger may prove to be incorrect. As such, the financial flexibility, cost savings and other objectives anticipated by us to result from the Cairn India Merger may not be achieved as expected, or at all, or may be delayed, which could have a material adverse effect on our business, financial condition, operating results and prospects.

Also, there is no assurance that the ESL acquisition will achieve the financial benefits, desired return and other objectives we had anticipated. These expected objectives may not develop or may be materially lower than anticipated and other assumptions (including the value of the recoverable assets) upon which we have determined the acquisition of ESL may prove to be incorrect. As such, the financial benefits, desired return and other objectives anticipated by us to result from acquisition of ESL may not be achieved as expected, or at all, or may be delayed, which could have a material adverse effect on our business, financial condition, operating results and prospects.

Proceeding against us which may affect our ability to control ESL

Renaissance Steels India Pvt. Ltd (“RSIPL”), an unsuccessful resolution applicant, had challenged the resolution plan submitted by us which was approved by the NCLT and the challenge was rejected by the NCLT vide order dated April 17, 2018. RSIPL had further approached the National Company Law Appellate Tribunal (NCLAT) wherein the NCLAT upheld the approval of the resolution plan submitted by us vide order dated August 10, 2018. Further to this, RSIPL approached the Supreme Court against the NCLAT order. The matter is currently pending before the Supreme Court. Any unfavourable judgement will affect our ability to control ESL.

We may incur significant costs or loss of reputation in case of leakage of business sensitive information

We are dependent on the capacity and reliability of the communications, information and technology systems supporting our operations. We are exposed to operational risks, such as data entry or operational errors or interruptions of our financial, accounting, compliance and other data processing systems, whether caused by the failure to prevent or mitigate data losses and other security breaches, or other cyber security threats or attacks, fire or other disaster and power or telecommunications failure, which could result in a disruption of our business, liability to third parties, regulatory intervention, or reputational damage, and thus have a material adverse effect on our business.

Although we have back-up systems and cyber security measures in place, our back-up procedures, cyber defences and capabilities in the event of a failure, interruption, or breach of security may not be adequate. Insurance and other safeguards may not be available or may only partially reimburse us for losses related to operational failures or cyber-attacks.

As we grow and our reliance on information technology and systems increases, protecting systems from cyber security attacks and threats may become increasingly challenging and costly. The threats to the security of our digital infrastructure continue to evolve rapidly and we rely on digital systems and network technology. We may be unable to prevent or address, any disruption to the operation of our information technology systems in a timely manner. Any such failure could result in our inability to perform, or result in prolonged delays in the performance of, critical business and operational functions, the loss of key business information and data, or a failure to comply with regulatory requirements.

The threats to the security of our digital infrastructure continue to evolve rapidly and we rely on digital systems and network technology. Any significant breach or failure of our digital infrastructure and/or cyber security attacks due to negligence, information technology security failure, disgruntled employees or any other reason could seriously disrupt our operations resulting in loss or misuse of data or sensitive information, disruption to our business, damage to our assets, legal or regulatory breaches and potentially legal liability. These could result in significant costs and/or reputational consequences.

Our operations may be disrupted due to unauthorized access and occupants

We face a risk of authorized access to our various sites and offices. Any access that is not authorized could lead to loss of our sensitive data and may cause harm to our property. This could have a material adverse effect on our business and financial condition.

For instance, our steel plant situated at Bokaro, Jharkhand is not fully fenced by boundary walls and only 25% of boundary wall is available in the plant area (total boundary length of 12 Kilometers), which may lead to unauthorized access. Also, there are villages inside the premises of the plant and the presence of villagers inside plant poses a risk of unsafe working environment and prevents seamless implementation of various process controls. This may lead to intrusions, further land encroachments, thefts and pilferages, and thereby impact our business, financial condition and operations.

Our oil and gas business involves joint venture partnerships under the PSC framework. Difference of opinion between partners and regulator may occur on cost recovery and other PSC provisions which may impact the financial position of the company.

The operating blocks of our oil and gas vertical operates under the Production Sharing Contract (PSC) regime. These operating blocks have Joint Ventures partners.

Pursuant to the provisions of Joint Operating Agreement, our Joint Venture Partner in Rajasthan has an obligation to pay the cash calls raised for the smooth functioning of the petroleum operations. However, the Joint Venture Partner has unreasonably withheld payment of certain cash calls. In addition, the payments are being settled at exchange rates per its own benefit.

Apart from above, the issue of Cost Oil Finalization has to be finalized by October 25, 2019 as one of the conditions of PSC extension. Our Joint Venture Partner has been taking positions which are contrary to our application and interpretation of Operating Agreement (OA), Production Sharing Contract (PSC) and certain office memorandum/notifications (OM) issued by the GoI. As per the provisions of OA and PSC, we, as Operator, has served a Notice of Arbitration to our Joint Venture Partner dated March 1, 2019.

The Director General of Hydrocarbons (‘DGH’) has objected to certain costs being claimed by the Company as part of its cost oil computation and has thus demanded an additional sum of $ 808 million on account of government’s share of profit oil for earlier years. The Company has appropriately responded to DGH and believes that it has sufficient and reasonable basis for having claimed such costs and does not expect any material adjustment to these financial statements.

Risks Relating to Our Industry

Commodity prices and the copper treatment and refinery charges or TcRc may be volatile, which may have a material adverse effect on our revenue, results of operations and financial condition.

Historically, the international commodity prices for copper, zinc, oil and gas, iron ore and aluminium and the prevailing market TcRc rate for copper have been volatile and subject to wide fluctuations in response to relatively minor changes in the supply of, and demand for, such commodities, market uncertainties, the overall performance of world or regional economies and the related cyclicality in industries, we directly serve and a variety of other factors. Commodity prices and the market TcRc rate for copper may continue to be volatile and subject to wide fluctuations in the future for a variety of reasons.

For example, between fiscal year 2018 and fiscal year 2019, the Dated Brent and iron ore prices was increased by 22.0% and 4.7% and the average LME prices of zinc, lead, copper, silver and aluminium decreased by 10.3%, 10.8%, 1.8%, 8.8% and 0.5% respectively. Historically, international prices for crude oil and natural gas have fluctuated as a result of many macro-economic, geo-political and regional factors.

Substantial or extended declines in international crude oil and gas prices could have an adverse effect on the economics of existing/ proposed projects, capex outlay, business, financial condition and results of operations. For instance, we purchase copper concentrate at the LME price for copper metal for the relevant quotational period less a TcRc, that we negotiate with our suppliers, but which is influenced by the prevailing market rate for the TcRc. The TcRc has historically fluctuated independently and significantly from the copper LME price. We attempt to make the LME price a pass through for us as both our copper concentrate purchases and sales of finished copper products are based on LME prices. Nevertheless, we are also exposed to differences in the LME price between the quotational periods for the purchase of copper concentrate and sale of the finished copper products, and any decline in the copper LME price between these periods will adversely affect us. See “Item 5: Operating and Financial Review and Prospects - Factors Affecting Results of Operations - Metal and Oil Prices, Copper TcRc and Power Tariff”.

Similarly, for the portion of our alumina requirements sourced internally, our profitability is dependent upon the LME price of aluminium, less the cost of production, which includes the cost of mining bauxite, the refining of bauxite into alumina, transportation of bauxite and alumina and smelting of alumina into aluminium. For the portion of our alumina requirements sourced from third parties, our profitability is dependent upon the LME price of aluminium, less the cost of the sourced alumina and the cost of smelting. During fiscal year 2019, 64.0% of our alumina requirement was sourced from third parties. Further, the units of power generated by our commercial power generation business are also subject to price volatility.

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

Further for our Rajasthan and Cambay blocks, the crude oil is benchmarked to Bonny Light, an international low Sulphur crude oil publishes in Platt’s Crude Oil Market Wire on a daily basis. The pricing formula also adjusts for differences in yield and quality. Any change in the prices of Bonny Light would impact the revenue from our Oil and Gas business.

The implied price realization of crude oil generally lies within the stated guidance of 8.0% - 13.0% discount to Dated Brent for Rajasthan and 3.0% - 6.0% to Dated Brent for Cambay, due to the prevailing oil market conditions. Movements in discount affect our revenue realization and any increase in quality differentials may adversely impact our revenues and profits.

Additionally, our profitability in our steel business is largely dependent on the prices of imported coking coal and movement in iron ore prices in domestic market which is volatile. Both coking coal and iron ore constitutes approximately 65.0% of our cost of production. Any adverse movement in prices will have direct impact on cost and resultant margin. We largely sell our iron and steel products in domestic market and prices of our products are subject to demand and supply factors and macro-economic factors. Any adverse movement in prices will have direct impact on realization and resultant margin.

There are uncertainties inherent in estimating our Ore Reserves and Mineral Resources and oil, condensate and sales-gas reserves, and if the actual amounts of such reserves and resources are less than estimated, its results of operations and financial condition may be materially and adversely affected.

There are uncertainties inherent in estimating the quantity of Ore Reserves and Mineral Resources and in projecting future rates of production, including factors beyond our control. Estimating the amount of Ore Reserves and Mineral Resources is a subjective process, and the accuracy of any estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Estimates of different Competent Persons/Experts may vary, and results of exploration, mining and production subsequent to the date of an estimate may lead to revision of estimates. For example, fluctuations in the market price of ore and other commodities, reduced recovery rates or increased production costs due to inflation or other factors may render Proven and Probable Ore Reserves containing relatively lower grades of mineralisation uneconomic to exploit and may ultimately result in a restatement of Ore Reserves. If the assumptions upon which estimates of Ore Reserves or Resources have been based prove to be incorrect, or if Ore Reserve estimates differ materially from mineral quantities or grades that we may actually recover, estimates of mine or field life may prove inaccurate and market price fluctuations and changes in operating and capital costs may render certain Ore Reserves, mineral deposits or oil and gas deposits uneconomical to extract.

For example, there are differences between our estimates, our reserves and contingent resources and the estimates of DeGolyer and MacNaughton, independent petroleum engineering consultants, due to their different methodologies.

As a result, the Ore Reserves and Mineral Resources data contained in this annual report are subject to material assumptions and uncertainties. In the event that any of these assumptions and estimates turns out to be incorrect, we may need to revise its estimates downwards and this may adversely affect its business plans and the total value of its asset base, which could increase its costs and decrease profitability. If this occurs, our results of operations and financial condition may be materially and adversely affected.

Changes in tariffs, royalties, cess, customs duties, export duties, government assistance may reduce our Indian market domestic premium and global trade restrictions, which would adversely affect our profitability and results of operations

Copper, zinc and aluminium are sold in the Indian market at a premium to the international market prices of these metals due to tariffs payable on the import of such metals. Between March 2003 and February 2011, basic customs duties on imported copper, zinc, lead and aluminium decreased cumulatively from 25.0% to 5.0%, and have remained at 5.0% since February 2011. With effect from March 1, 2016 basic custom duty on imported aluminium increased to 7.5%. The GoI may reduce or abolish customs duties on any of these commodities in the future, although the timing and extent of such reductions cannot be predicted. As we sell the majority of the commodities we produce in India, any reduction in Indian tariffs on imports will decrease the premiums we receive in respect of those sales, which would have an adverse effect on our business, financial condition and results of operations.

We pay royalties to the state governments of Chhattisgarh and Rajasthan based on our extraction of bauxite and lead-zinc ore, respectively. Most significant of these is the royalty that HZL is required to pay to the state government of Rajasthan, where all of HZL’s mines are located, at a rate of 10.0%, with effect from September 1, 2014, of the zinc LME price payable on the zinc metal contained in the concentrate produced and 14.5% of the lead LME price payable on the lead metal contained in the concentrate produced and at a rate of 7% of silver LME price chargeable on silver-metal produced. Any upward revision to the royalty rates being charged currently may adversely affect our profitability. Additionally, the Department of Mines and Geology of the State of Rajasthan has raised additional demands for payment through several show cause notices to HZL for mining minerals associated with lead and zinc such as cadmium and silver. Similarly, our oil and gas business pays royalties and cess to the state governments and the Central government in India at rates determined by the respective governments, linked to the volume or value of oil produced. Any adverse changes in these fiscal terms may adversely affect our profitability. Cess earlier being levied on volume was adversely affecting the net realization in a declining oil price scenario. In the budget of fiscal year 2016, levy of cess was made on an ad valorem basis. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Demands against HZL by Department of Mines and Geology.” We pay royalties to the state government of Tasmania in Australia based on our extraction of copper ore. We also pay royalties to the government from our Zinc International business. In our iron ore business, we pay royalty on iron ore to the state governments of Goa at 15.0% of the average price declared periodically by the Indian Bureau of Mines and in Karnataka, royalty / Special Purpose Vehicle contribution at 15.0% is borne by buyer. We used to pay export duty on export of iron ore at the rate of 30.0% ad valorem on the Free on Board (‘F.O.B”) value of exports with effect from December 30, 2011 (the rate being 20.0% prior to December 30, 2011) and the GoI had reduced the rate of export duty on iron ore fines of less than 58 grade from 30.0% to 10.0% which is effective from June 1, 2015. The duty was further reduced to nil duty effective March 1, 2016, on exports of iron ore less than 58 grade. In April 2014, the Supreme Court of India ordered to create the Iron Ore Goa Permanent Fund, wherein all lease holders have to contribute 10.0% of sales value to this fund, See “Item 5 — Operating and Financial Review and Prospects — Factors Affecting Results of Operations — Government Policy” for details.

Changes in tax laws could also result in additional taxes payable by us. For example, the GoI raised the export duty on iron ore fines twice during 2011, first to 20.0% with effect from March 1, 2011 and then to 30.0% with effect from December 30, 2011. Currently, export duty is applicable on above 58 Fe grade iron ore only.

Towards end of fiscal year 2015, the MMDRA is notified which brings greater transparency in granting of mineral concessions through an e-auction process. It also removes certain uncertainties relating to automatic renewals of mine leases for future periods. However, for existing mining leases, it notifies an amount not exceeding royalty, to be contributed to DMF for the benefit of people affected by mining and an additional amount equivalent to 2.0% of royalty to National Mineral Exploration Trust. DMF contribution was notified at 30.0% of the base royalty rate in September 2015.

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

Further, the GoI has enacted the Goods and Service Tax (“GST”) regime with effect from July 1, 2017, which is a unified, state of art taxation system, intended to integrate the Indian economy into a single unified market. The GST regime replaces the existing indirect tax regime consisting of central excise law and Service Tax law at the central level and respective state value added tax law, entry tax law and luxury tax law at the state level. Pursuant to the GST regime, the central government has enacted and notified in the Official Gazette, the Central Goods and Service Tax Act, 2017, the Integrated Goods and Service Tax Act, 2017, the Goods and Service Tax (Compensation to Sates) Act, 2017 and notifications, clarifications, orders, press releases under the aforementioned laws. Further, the state governments have also enacted and notified the respective state goods and service tax laws including the notifications, clarifications, orders, and press releases under these laws. The enactment of the GST regime and consequent enactments passed by the central and state governments have necessitated changes and alignment in the other laws such as the Legal Metrology Act, foreign trade policies and Tariff rates under Customs Act. However, GST is an evolving tax framework in India and any significant future amendment’s under GST may affect the overall tax efficiency, and may result in significant additional taxes becoming payable. Global protectionist measures, including anti-dumping laws, countervailing duties and tariffs and government subsidisation adopted or currently contemplated by governments in some of our export markets could adversely affect our sales. Anti-dumping duty proceedings or any resulting penalties or any other form of import restrictions may limit our access to export markets for its products, and in the future additional markets could be closed to Vedanta Limited as a result of similar proceedings, thereby adversely impacting its sales and/or limiting its opportunities for growth.

In addition, we are subject to the general risk of doing business overseas and may therefore be affected by global trade wars. For example, there is global economic uncertainty following the recent announcement by the United States to levy certain import tariffs on certain Chinese goods.

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

We may be affected by competition law in India and any adverse application or interpretation of the Competition Act could adversely affect our business

The Competition Act, 2002, as amended (the “Competition Act”), regulates practices having an appreciable adverse effect on competition in the relevant market in India. Under the Competition Act, any formal or informal arrangement, understanding or action in concert, which causes or is likely to cause an appreciable adverse effect on competition is considered void and results in the imposition of substantial monetary penalties. Further, any agreement among competitors which, directly or indirectly, involves the determination of purchase or sale prices, limits or controls production, supply, markets, technical development, investment or provision of services, shares the market or source of production or provision of services by way of allocation of geographical area, types of goods or services or number of clients in the relevant market or, directly or indirectly, results in bid-rigging or collusive bidding is presumed to have an appreciable adverse effect on competition. The Competition Act also prohibits abuse of a dominant position by any enterprise. The Competition Commission of India (the “CCI”), has extra-territorial powers and can investigate any agreements, abusive conduct or combination occurring outside India if such agreement, conduct or combination has an appreciable adverse effect on competition in India. Our operations in India are currently not subject to any outstanding proceedings under the Competition Act. However, if our operations in India are affected, directly or indirectly, by the application or interpretation of any provision of the Competition Act, or any enforcement proceedings initiated by the CCI, or any adverse publicity that may be generated due to scrutiny or prosecution by the CCI or if any prohibition or substantial penalties are levied under the Competition Act, it would adversely affect our business, cash flows and results of operation.

Risk Relating to Our Relationship with Vedanta

We are controlled by Vedanta and our other shareholders’ ability to influence matters requiring shareholder approval will be extremely limited

We are a majority-owned and controlled subsidiary of Vedanta. Volcan and its subsidiary hold 100.0% of the share capital and 100.0% of the voting rights of Vedanta as of June 21, 2019. Volcan is a holding company, 100.0% beneficially owned and controlled by the Trust. Conclave is the trustee of the Trust and the sole registered shareholder of Volcan and consequently controls all voting and investment decisions of the Trust. Vedanta shares beneficially owned by Volcan may be deemed to be beneficially owned by the Trust, of which Mr. Anil Agarwal is the protector and with effect from October 16, 2014, one of the beneficiaries. Vedanta, Volcan, the Trust, Conclave and Mr. Anil Agarwal were previously parties to a relationship agreement that was intended to facilitate the carrying on of Vedanta’s business independently of Volcan, its direct and indirect shareholders, and their respective associates, or as collectively referred as “Volcan Parties”. We cannot assure you that Vedanta, and in turn we, will be able to operate completely independent of the Volcan Parties. Lack of independence could have a material adverse effect on the holders of our equity shares and ADSs.

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

Vedanta’s voting control may discourage transactions involving a change of control of our company, including transactions in which holders of our equity shares and ADSs might otherwise receive a premium over the then current market prices. Vedanta is not prohibited from selling a controlling interest in us to a third party and may do so without the approval of holders of our equity shares and ADSs and without providing for a purchase of our equity shares or ADSs. Accordingly, our equity shares and ADSs may be worth less than they would be if Vedanta did not maintain voting control over us.

Vedanta may decide to allocate business opportunities to other members of the Vedanta Group instead of us, which may have a material adverse effect on our business, results of operations, financial condition and prospects

Vedanta’s control of us means it can determine the allocation of business opportunities among us, itself and its other subsidiaries. For example, as of July 21, 2019, Vedanta owned 79.4% of Konkola Copper Mines Plc, an integrated copper producer in Zambia, apart from the control exercised on us, and our subsidiaries, through us. As Vedanta controls Konkola Copper Mines Plc, it determines the allocation of business opportunities among, as well as strategies and actions of, Konkola Copper Mines Plc and us. Vedanta may determine to have Konkola Copper Mines Plc or any other entity instead of us, pursue business opportunities in the zinc, oil and gas, copper, iron ore, aluminium or commercial power generation business, or any other business, or cause such companies or us to undertake corporate strategies, the effect of which is to benefit such companies instead of us and which could be detrimental to our interests. If Vedanta were to take any such actions, our business, results of operations, financial condition and prospects could be materially and adversely affected and the value of our equity shares and the ADSs may decline.

We have issued several guarantees as security for the obligations of certain of our subsidiaries and other companies within the Vedanta Group and we will have liability under these guarantees in the event of any failure by such entities to perform their obligations, which could have a material adverse effect on our results of operations and financial condition

We have issued several guarantees in respect of the obligations of certain of our subsidiaries and other companies within the Vedanta Group, including guarantees on the issuance of customs and excise duty bonds, performance bank guarantees while bidding for supply contracts or in lieu of advances received from customers, bank guarantees for securing supplies of materials and services etc. Our outstanding guarantees cover obligations aggregating ₹ 27,024 million and ₹ 77,448 million ($ 1,108 million) as of March 31, 2018 and March 31, 2019, respectively the liabilities for which have not been recorded in our consolidated financial statements. These are contractual guarantees and are enforceable if the terms and conditions of the contracts are not met and the maximum liability on these contracts is the amount mentioned above. The Group does not anticipate any liability on these guarantees. See “Note 33: Commitments, contingencies, and guarantees” of Notes to the Consolidated Financial Statements.

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

Some of our directors and executive officers may have conflicts of interest because of their positions in Vedanta

Some of our directors and executive officers are directors or executive officers of Vedanta. Presence of executive officers of Vedanta on our Board could create, or appear to create, potential conflicts of interest and other issues with respect to their fiduciary duties to us when our directors and officers are faced with decisions that could have different implications for Vedanta than for us.

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

The GoI exercises significant influence over many aspects of the Indian economy. Since 1991, successive Indian governments have pursued policies of economic liberalization, including by significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant and we cannot assure you that such liberalization policies will continue. The rate of economic liberalization could change, and specific laws and policies affecting metals and mining companies, foreign investments, currency exchange rates and other matters affecting investment in India could change as well. For example, protests against privatizations and government corruption scandals, which have occurred in the past, could slow the pace of liberalization and deregulation. Given the changes in government policy on divestments, there can be no assurance that any of the proposed privatizations which we may be interested in pursuing will be implemented or completed in the near future, or at all. A significant change in India’s policy of economic liberalization and deregulation could adversely affect business and economic conditions in India generally and our business in particular, if new restrictions on the private sector is introduced or if existing restrictions are increased.

As the domestic Indian market constitutes the major source of our revenue, the downturn in the rate of economic growth in India or other countries due to the unprecedented and challenging global market and economic conditions, or any other such downturn for any other reason, will be detrimental to our results of operations

In fiscal year 2019, approximately 65.1% of our revenue was derived from commodities that we sold to customers in India. The performance and growth of our business are necessarily dependent on the health of the overall Indian economy. Any downturn in the rate of economic growth in India, whether due to political instability or regional conflicts, economic slowdown elsewhere in the world or otherwise, may have a material adverse effect on demand for the commodities we produce. The Indian economy is also largely driven by the performance of the agriculture sector, which depends on the quality of the monsoon, which is difficult to predict. In the past, economic slowdowns have harmed manufacturing industries, including companies engaged in the copper, zinc, aluminium and power sectors, as well as the customers of manufacturing industries. Any future slowdown in the Indian economy could have a material adverse effect on the demand for the commodities we produce and, as a result, on our business, financial condition and results of operations.

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

For instance, on June 23, 2016, the United Kingdom held a referendum on its membership of the European Union and voted to leave (Brexit) whose deadline has been extended until October 31, 2019. There is significant uncertainty at this stage as to the impact of Brexit on general economic conditions in the United Kingdom and the European Union and any consequential impact on global financial markets. Brexit could give rise to increased volatility in foreign exchange rate movements and the value of equity and debt investments. A lack of clarity over the process for managing the exit and uncertainties surrounding the economic impact could lead to a further slowdown and instability in financial markets. This and any prolonged financial crisis may have an adverse impact on the Indian economy, thereby resulting in a material adverse effect on our business, financial condition and results of operations

Terrorist attacks and other acts of violence involving India, the MENA region or other neighboring countries could adversely affect our operations directly, or may result in a more general loss of customer confidence and reduced investment in these countries that reduces the demand for our products, which would have a material adverse effect on our business, financial condition and results of operations

Terrorist attacks and other acts of violence or war involving India or other neighboring countries may adversely affect the Indian markets and the worldwide financial markets. The occurrence of any of these events may result in a loss of business confidence, which could potentially lead to economic recession and generally have a material adverse effect on our business, financial condition, and results of operations.

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

South Asia has also experienced instances of civil unrest, terrorist attacks and hostilities among neighboring countries from time to time, especially between India and Pakistan. Such activity or terrorist attacks could adversely affect the Indian economy by disrupting communications and making travel more difficult and could create the perception that investments in Indian companies involve a high degree of risk. Furthermore, if India were to become engaged in armed hostilities, particularly hostilities that were protracted or involved the threat or use of nuclear weapons, we might not be able to continue our operations.

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

In addition, all three units at TSPL were closed for 65 days during the first quarter of fiscal year 2018 due to fire in the coal conveyor; operations were resumed in June 2017. Any such incidents or outages in the future could have a material adverse effect on the Company’s operations and financial condition.

Currency fluctuations among the Indian Rupee, the US dollar and other currencies could have a material adverse effect on our results of operations

Although substantially all of our revenue is tied to commodity prices that are typically priced by reference to the US dollar, most of our expenses are incurred and paid in Indian Rupees and, to a lesser extent, Australian dollars, Euros, Namibian dollars and South African Rands. In addition, in fiscal year 2019, 34.9% of our revenue was derived from commodities that we sold to customers outside India. The exchange rates between the Indian Rupee and the US dollar and between other currencies and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. See “Item 10: Additional Information – D. Exchange Controls”. Our results of operations or financial condition could be adversely affected if the US dollar depreciates against the Indian Rupee or other currencies. We seek to mitigate the impact of short-term movements in currency on our businesses by hedging our short-term exposures progressively based on their maturity. However, large or prolonged movements in exchange rates may have a material adverse effect on our business, financial condition and results of operations.

If India’s inflation worsens or the prices of oil or other raw materials were to rise, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses

India has experienced significant price inflation in the past. In addition, international prices of crude oil and natural gas have recently experienced significant volatility. Inflation, increased transportation costs and an increase in energy prices generally, which may be caused by a rise in the price of oil, or an increase in the price of thermal coking coal in particular, could cause the Company’s costs for raw material inputs required for production of our products to increase, which may have a material adverse effect on our results of operations and financial condition if we cannot pass these added costs on to customers.

Stringent labor laws in India may adversely affect our profitability

India has stringent labor legislation that protects the interests of workers, including legislation that sets forth detailed procedures for industrial dispute resolution and employee compensation for injury or death sustained in the course of employment, and imposes financial obligations on employers upon employee layoffs. This may make it difficult for us to maintain flexible human resource policies, discharge employees or downsize, which may adversely affect our business, financial condition and results of operations.

Political, economic and social risks associated with investments in countries other than India could have an adverse effect on our business

In addition to operating in India, we currently have operate and have projects in various other jurisdictions including South Africa, Namibia, UAE, Ireland, Australia, Japan, South Korea, Taiwan and Liberia. Certain of these countries are subject to political, economic and social developments that may, individually or in combination, create risks for investors that may be more difficult to predict or measure than would be the case in certain developed economies. Any political instability could have an adverse impact on the economy as a whole. Political disruptions and civil unrest that may occur in any of these countries could potentially have an adverse effect on exports and, consequently, on our business, financial condition and results of operations. For example, the Ebola epidemic in Liberia resulted in stoppage of drilling, exploration work for iron ore during fiscal year 2015. We evacuated staff in Liberia owing to the Ebola risk in 2015. In consideration of the suspension of exploration in Liberia, low iron ore prices, geo-political factors and no plans for any substantive expenditure resulting in continued uncertainty in the project, an impairment charge of US $ 228 million had been recognized, in fiscal year 2016.

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

The filing of an insolvency petition under the new bankruptcy code in India by our creditors may affect the Company’s revenues and financial condition

The Insolvency and Bankruptcy Code, 2016, as amended (“Bankruptcy Code”) was notified on August 5, 2016 and came into effect on the same day. Certain provisions of Bankruptcy Code came into force from August 5 and August 19, 2016. The Bankruptcy Code encompasses all companies, partnerships and individuals (other than financial firms) and allows creditors to assess the viability of a debtor as a business decision, and agree on a plan for its revival or a speedy time bound liquidation. The Bankruptcy Code creates a new institutional framework, consisting of a regulator, insolvency professionals, information utilities and adjudicatory mechanisms, which will facilitate a formal and quicker insolvency resolution and liquidation process. Under the Bankruptcy Code, any financial or operational creditor may approach the NCLT to initiate a corporate insolvency resolution process against a debtor upon default in repayment of at least ₹ 100,000 equivalent to approximately $ 1,550. On receipt of an application from a creditor, the NCLT is required to either admit or reject the application within a period of 14 days from the date of the application. In the event the application is admitted, an interim resolution professional is appointed for managing the affairs of the debtor and a moratorium is declared for a period of 180 days prohibiting, inter alia, institution/continuation of suits against the debtor and transfer/disposal of assets of the debtor. The committee of creditors formed by the interim resolution professional is required to formulate a resolution plan to be approved by the NCLT. If no resolution plan is agreed upon by the creditors or if the NCLT rejects the resolution plan, liquidation proceedings are commenced against the debtor. If the Bankruptcy Code provisions are invoked by any of our creditors, it may adversely and materially affect our revenues and financial conditions.

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

As of March 31, 2019, we had 3,717,504,871 equity shares outstanding, including 248,779,452 equity shares represented by 62,194,863 ADSs. All our 3,717,196,639 outstanding equity shares are freely tradable on the NSE and BSE, pending allotment and listing of 308,232 equity shares as they are under dispute. Furthermore, Vedanta, through Twin Star and other investment companies, continued to have effective control over 1,863,458,132 of our total outstanding equity shares (including equity shares representing ADSs), which represented 50.1% of our outstanding share capital as of June 21, 2019.

Fluctuations in the exchange rate between the Indian Rupee and the US dollar could have a material adverse effect on the value of our ADSs, independent of our actual operating results

The price of the ADSs is quoted in US dollars. Our equity shares are quoted in Indian Rupees on the NSE and BSE. Any dividends in respect of our equity shares will be paid in Indian Rupees and subsequently converted into US dollars for distribution to ADSs holders.

Currency exchange rate fluctuations will affect the dollar equivalent of the Indian Rupee price of our equity shares on the NSE and BSE and, as a result, the prices of our ADSs, as well as the US dollar value of the proceeds a holder would receive upon the sale in India of any of our equity shares withdrawn from the depositary under the deposit agreement and the US dollar value of any cash dividends we pay on our equity shares. Holders may not be able to convert Indian Rupee proceeds into US dollars or any other currency, and there is no guarantee of the rate at which any such conversion will occur, if at all. Currency exchange rate fluctuations will also affect the value received by ADSs holders from any dividends paid by us in respect of our equity shares. Holders of our ADSs will bear all of the risks with respect to a decline in the value of the Indian Rupee as compared to the US dollar, which would adversely affect the price of our ADSs and the US dollar value of any dividends we pay that are received by ADSs holders.

Transfers of the underlying shares by person’s resident outside India to residents of India are subject to certain pricing norms

Under current Indian regulations, subject to certain conditions, no prior regulatory approval is required for the sale of any equity shares, including any equity shares withdrawn from the ADSs facilities, by a person resident outside India to a resident of India. However, certain reporting requirements would need to be complied with by the parties to the sale transaction. Also, the prior approval of the RBI would be required in the event of a sale of the equity shares underlying our ADSs by a non-resident investor to a resident investor if the sale price is greater than the maximum price set by the RBI under Indian foreign exchange laws. Any such approval required from the RBI or any other government agency may not be obtained on terms favorable to a non-resident investor, or at all.

Holders of ADSs may be restricted in their ability to exercise preemptive rights under Indian law and thereby may suffer future dilution of their ownership positions

Under the Indian Companies Act, the holders of equity shares of a company incorporated in India have a preemptive right to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares by the company, unless the preemptive rights have been waived by adopting a special resolution passed by 75.0% of the shareholders present and voting at a general meeting.

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

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to US Holders

Based on the market prices of our equity shares and ADSs and the composition of our income and assets, including goodwill, although not clear, we do not believe we were a PFIC for United States federal income tax purposes for our taxable year ended March 31, 2019. However, the application of the PFIC rules is subject to uncertainty in several respects and, therefore, the US Internal Revenue Service may assert that, contrary to our belief, we were a PFIC for such taxable year. Moreover, although the asset test (defined below) is required to be calculated based on the fair market value of our assets, we did not do a valuation of our assets and our belief that we were not a PFIC for our taxable year ended March 31, 2019 is, in part, based on the book value of our assets. A non-United States corporation will be considered a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75.0% of its gross income for such year is passive income or (2) at least 50.0% of the total value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets, including cash, that produce or are held for the production of passive income, or passive assets. In addition, a separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the aggregate value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and equity shares, fluctuations in the market price of the ADSs and equity shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. Accordingly, we cannot assure you that we will not be a PFIC for the taxable year that will end on March 31, 2019 or any future taxable year. If we were a PFIC for any taxable year during which a US Holder (as defined under “Item 10: Additional Information - E. Taxation - United States Federal Income Taxation”) holds an ADSs or an equity share, certain adverse United States federal income tax consequences could apply to the US Holder. See “Item 10: Additional Information - E. Taxation - United States Federal Income Taxation - Passive Foreign Investment Company”.

If a United States person is treated as owning at least 10% of our ADSs or equity shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ADSs or equity shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). If our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations (regardless of whether we are not treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States holder of our ADSs or equity shares should consult its own advisors regarding the potential application of these rules to their investment in our ADSs or equity shares.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of our Company

Our Company identification number is L13209MH1965PLC291394. Our registered office is presently situated at 1st Floor, C wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai - 400 093, Maharashtra, India. Our registered office was relocated from the state of Goa to the state of Maharashtra, with effect from February 2, 2017. The telephone number of our registered office is (91) 022 6643 4500. The register of members of the Company is maintained at the registered office of the Company and also at the office of the Company’s Registrar and Transfer Agent, Karvy Fintech Private Limited, Hyderabad. Our website address is http://www.vedantalimited.com. Our agent for service of process in the United States is CT Corporation System and are located at 111 Eighth Avenue, New York, New York 10011.

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

Our equity shares are beneficially held by the Twin Star, Finsider, Westglobe and Welter Trading, which are in turn wholly-owned subsidiaries of Vedanta. Twin Star, Finsider, Westglobe and Welter Trading held 37.1%, 10.8%, 1.2%, 1.0%, respectively, of our share capital as of March 31, 2019

Sterlite Industries (India) Limited (SIIL) was incorporated in Kolkata, the state of West Bengal, India as Rainbow Investment Limited on September 8, 1975 under the laws of India. SIIL’s name was subsequently changed to Sterlite Cables Limited on October 19, 1976 and then to Sterlite Industries (India) Limited on February 28, 1986.

SIIL acquired a 51.0% interest in BALCO from the GoI on March 2, 2001. The exercise of our call option to purchase the remaining 49.0% of the shareholding of GoI in BALCO is still under dispute.

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

In 2007, Vedanta Resources, through its subsidiaries, acquired 51.0% of Sesa Goa from Mitsui Co. Ltd. which was subsequently increased to 55.13% by fiscal year 2013. Sesa Goa was incorporated as a private company under the laws of India in Panaji, state of Goa, India on June 25, 1965 as Sesa Goa Private Limited. It became a public limited company following a public offering of its shares in 1981. On December 8, 2011, Sesa Goa along with its subsidiary Sesa Resources Limited, completed the acquisition of 20.1% of the equity share capital of Cairn India Limited (now Vedanta Limited - oil and gas business). Prior to the Cairn India Merger with Vedanta Limited, we had a total ownership interest of 59.89% in Cairn India Limited (now Vedanta Limited - oil and gas business) (including equity interests held through its other subsidiary, TMHL)

On February 25, 2012, an all-share merger of Sesa Goa and SIIL to create Sesa Sterlite was announced to give effect to the consolidation and simplification of corporate structure through two series of transactions (together the “Re-organization Transactions” consisting of the “Amalgamation and Re-organization Scheme” and the “Cairn India Consolidation”). Pursuant to the share purchase agreement dated February 25, 2012 between BFL, a wholly owned subsidiary of Sesa Goa and VRHL, BFL acquired 38.7% shareholding in Cairn India Limited (now Vedanta Limited - oil and gas business) and an associated debt of $ 5,998 million by way of acquisition of TEHL, for a nominal cash consideration of $ 1 (“Cairn India Consolidation”).

On March 2, 2012, Sesa Goa acquired 100.0% of the equity share capital of Goa Energy Private Limited engaged in the business of power generation from Videocon Industries. The name was subsequently changed to Goa Energy Limited on January 4, 2013.

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

Further, the notice provided that the equity shares of Sesa Goa with a par value of ₹ 1 each, would be traded in the United States in the form of ADSs, where each ADSs would represent four equity shares of Sesa Goa and such ADSs would be deemed to be registered under Section 12(b) of the Exchange Act by operation of Rule 12g-3(a) under the Exchange Act. The ADSs of Sesa Goa were registered for trading on the NYSE on September 13, 2013.

Pursuant to the Amalgamation and Re-organization Scheme effective on August 17, 2013, our name changed to Sesa Sterlite Limited with effect from September 18, 2013. On September 23, 2013, Sesa Goa submitted to the SEC that the name of Sesa Goa Limited was changed to Sesa Sterlite Limited following the approval from the Registrar of Companies, state of Goa on September 18, 2013. Subsequent to the effectiveness of the Re-organization Transactions, a special leave petition challenging the orders of the High Court of Bombay at Goa was filed by the Commissioner of Income Tax, Goa and the Ministry of Corporate Affairs at the Supreme Court of India. Further, a creditor and a shareholder have challenged the Amalgamation and Re-organization Scheme in the High Court of Madras. These petitions are pending for hearing and admission.

With effect from August 26, 2013, TEHL, TMHL and Cairn India Limited (now Vedanta Limited - oil and gas business) (including all of its subsidiaries) became subsidiaries of Sesa Goa pursuant to the Cairn India Consolidation. As a result, Sesa Sterlite held 58.8% of the total shareholding of Cairn India Limited (now Vedanta Limited - oil and gas business) as of August 26, 2013. As of March 31, 2016, the Company held 59.9% of the total shareholding of Cairn. During fiscal year 2015, Goa Energy Limited and Sterlite Infra Limited, wholly owned subsidiaries, merged with the Company. The High Court of Bombay had approved the scheme of amalgamation of the Goa Energy Limited on March 12, 2015 and the High Court of Madras had approved the Scheme of Amalgamation of Sterlite Infra Limited on March 25, 2015.

On April 22, 2015, Sesa Sterlite Limited submitted to the SEC regarding the name change to Vedanta Limited following the approval from the Registrar of Companies, Goa on April 21, 2015.

On June 14, 2015, the Company announced the merger of Cairn India Limited (now Vedanta Limited - oil and gas business) with the Company by way of a Scheme of Arrangement (the “Cairn India Merger”). Thereafter on July 22, 2016, the Company and Cairn India Limited (now Vedanta Limited - oil and gas business) announced the revised terms to the Cairn India Merger. The NCLT, Mumbai Bench approved the Cairn India Merger and their respective shareholders and creditors on March 23, 2017. Thereafter, the board of directors of the Company made the Cairn India Merger operative on April 11, 2017. As per the revised terms of the Cairn India Merger, the Company issued one equity share of face value ₹ 1 each and four 7.5% Redeemable Preference Shares in the Company with a face value of ₹ 10 each to the non-controlling shareholders of Cairn India Limited (now Vedanta Limited - oil and gas business) business for each equity share held. No shares were issued to the Company or any of its subsidiaries for their shareholding in Cairn India Limited (now Vedanta Limited - oil and gas business). The Company continues to be listed on the BSE and NSE, with ADSs listed on the NYSE.

Cairn India Limited (now Vedanta Limited - oil and gas business) business shareholders who became the shareholders of the Company, also received an interim dividend of ₹ 17.70 per equity share as approved by the board of the Company on March 30, 2017.

On December 28, 2017, the Company acquired 51.6% equity shares in ASI, a Japanese manufacturer of LCD glass substrate for a cash consideration of ₹ 1 million ($ 0.01 million) and acquired debts for ₹ 9,640 million ($ 139 million). Additionally, a loan of ₹ 460 million ($ 7 million) was extended to ASI in fiscal year 2018.

Pursuant to the order dated May 30, 2018 of NCLAT, the Company implemented the approved Resolution Plan for ESL. In term of the approved Resolution Plan, on June 4, 2018, the Company, through its subsidiary Vedanta Star Limited (VSL) acquired management control over ESL as the previous board of directors of ESL was reconstituted on that date. Further, on June 15, 2018, pursuant to the allotment of shares to VSL, VSL held 90.0% of the paid up share capital of ESL. ESL was admitted under corporate insolvency resolution process in terms of the Insolvency and Bankruptcy Code, 2016 of India.

In furtherance with the resolution plan and the letters submitted to stock exchanges on June 4, 2018 and June 5, 2018, delisting was an integral part of the Resolution Plan. ESL had intimated the same to its existing shareholders along with the Delisting Price of ₹ 9.54 per equity share as per the approved Resolution plan. During the delisting period, commencing from October 11, 2018 and ending on October 17, 2018 (“Delisting Period”), 46,957 Equity shares representing 0.002% of the paid-up share capital of ESL were validly tendered by the shareholders of ESL. The shares of ESL were delisted from National Stock Exchange (“NSE”) and BSE Limited (“BSE”) with effect from December 20, 2018 (“Date of Delisting”). Post delisting VSL has provided an exit opportunity to the Residual Public Shareholders of the Company (other than VSL), holding 196,120,385 equity shares in ESL (“Offer Shares”), who were unable to participate in the delisting offer or who unsuccessfully tendered their Equity Shares during the Delisting Period (“Residual Public Shareholders”), to tender their equity shares for a period of one year from the Date of Delisting. Till March 31, 2019, the shares surrendered by residual public shareholders, did not result in any significant increase in VSL holdings which is still 90.0%.

We had initiated the liquidation of TMHL, TEHL and SSMHL as part of an internal restructuring which has been accepted by Director of Insolvency, Mauritius in fiscal year 2020. TMHL was dissolved with effect from May 19, 2019, TEHL was dissolved with effect from May 21, 2019 and SSMHL was dissolved with effect from May 21, 2019.

Our Form 20-F and other filings can be viewed on our website at www.vedantalimited.com as well as the SEC website at www.sec.gov.

B. Business Overview

OUR INDUSTRY

Unless otherwise indicated, all data relating to the zinc industry contained in this Annual Report is primarily derived from Wood Mackenzie. Unless otherwise indicated, all data relating to the copper industries contained in this Annual Report is primarily derived from Wood Mackenzie. Unless otherwise indicated, all data relating to the aluminum industry contained in this Annual Report is primarily derived from CRU Aluminum Market Outlook (“CRU”) and International Monetary Fund (“IMF”). Unless otherwise indicated, all data relating to the oil and gas industry contained herein is primarily derived from US Energy Information Administration, Petroleum planning and analytical cell, Directorate General of hydro-carbons and Press Information Bureau. Unless otherwise indicated, all data relating to the iron ore industry contained herein is primarily derived from the Resources and Energy Quarterly. Unless otherwise indicated, all data relating to the steel industry contained herein is primarily derived from the world steel association.

Unless otherwise indicated, all financial and statistical data relating to the power industry in India in the following discussion is derived from the research presentations of National Power Portal and Central Electricity Authority. The data may have been re-classified for the purpose of presentation.

Unless otherwise stated, the years mentioned in this disclosure contained herein are calendar years.

MARKET REVIEW

Global Economy and Commodity Markets

After strong growth in 2017 and early 2018, global economic activity slowed notably in the second half of last year, reflecting a confluence of factors affecting major economies. China’s growth declined following a combination of required regulatory tightening to rein in shadow banking and due to increase in trade tensions with the United States. The euro area economy lost more momentum than expected as the consumer and business confidence weakened. Trade tensions increasingly took a toll on business confidence with financial conditions tightening for both emerging and advanced economies, weighing on global demand.

As a result, global growth is now projected to slow from 3.6% in 2018 to 3.3% in 2019 as per IMF. The current forecast envisages that global growth will level off in the first half of 2019 and then firm up after that. The projected pickup in the second half is predicted due to an ongoing build-up of policy stimulus in China, recent improvements in global financial market sentiment and a gradual stabilisation of conditions in the stressed emerging markets.

Commodity prices rebounded in the first quarter of 2019 from a decline in the fourth quarter of 2018 which had followed an even steeper decline in the preceding quarters. The price increase reflected supply concerns, progress in trade negotiations between US and China and fiscal stimulus in China. Metal prices are expected to continue rebounding from 2018 troughs. Most base metal prices face upside risks from the possibility of tighter than expected environmental policies and slower than expected easing of commodity - specific supply bottlenecks. Oil prices have risen significantly since the start of the year amid a production cut by Organization of the Petroleum Exporting Countries (“OPEC”) and other producers and supply disruptions elsewhere.

Opportunities for the Company

Improved momentum for emerging and developed economies is projected to continue into 2020, primarily reflecting developments in economies currently experiencing macroeconomic distress. Growth prospects for advanced economies are likely to plateau somewhat over the medium term, sustained by an increase in the relative size of economies such as China and India, which are projected to enjoy robust growth. This stable global growth is expected to lead to higher demand for metals and oil.

At the same time supply-side dynamics on zinc are expected to keep its price stable to higher. The zinc market is going through a cyclical shortage with refined metal expected to stay in short supply over the next two to three years as smelters are at full capacity and Chinese smelting capacities are restrained. With no new projects coming online, the market could possibly see concentrate supply issues in the medium term. All this provides us, as a large zinc producer with a favourable market as we ramp up our production.

Recent developments for the alumina refinery companies, bringing the price of alumina down, provide us with a cost advantage in its aluminium business. As we ramp up our refinery, in the interim period where we remain dependent on imported alumina supply, lower alumina costs will help us keep our aluminium costs under control.

Thus, our diversified portfolio and attractive basket of commodities position us well to take advantage of this projected uplift in demand, and the resulting improvement in price outlook.

The Indian Economy

India is our main market and one that we believe has huge growth potential.

According to the latest IMF Report, India’s growth is projected to rise to 7.3% in 2019 and 7.5% in 2020, supported by the continued recovery of investment, and robust consumption amid a more expansionary stance of monetary policy and some expected impetus from fiscal policy. Over the medium term, the IMF expects growth to stabilise at just under 7.75%, based on continued implementation of structural reforms and easing of the infrastructure bottleneck.

The Government has been proactive in introducing major policy reforms for the technology and manufacturing sectors, and in our specific areas of operation we have seen the National Mineral Policy 2019 (“NMP”), Hydrocarbon Exploration and Licencing Policy (“HELP”) and Open Acreage License Policy (“OALP”). The Government’s focus on rural development and job creation, well supported by initiatives such as Make in India and Digital India, have also provided impetus to the economic growth of the country. External confidence in the Indian economy has also been boosted by structural reforms to improve the ease of doing business, strengthen the banking system and improve the capital markets.

OPPORTUNITIES FOR VEDANTA LIMITED

India-focused growth agenda

The Indian economy remains one of the fastest growing in the world, supported by strong macroeconomic fundamentals and policy changes. This growth could be attributed to the sustained rise in consumption and a gradual revival in investments, especially with a greater focus on infrastructure development. Together with economic reforms, these augur well for a healthy growth path for the economy.

Positive demographic factors such as an increasing workforce and urbanisation are driving a greater need for infrastructure development. Looking ahead, we expect to see continued focus in the infrastructure, transportation and power sectors. This will lead to a rising demand for domestically produced metals. Additionally, there is huge scope of growth in India’s significantly low per-capita consumption of all metals including zinc, aluminium, steel and copper when compared to the global average. Indeed, oil consumption in India is less than one-third that of the global per capita figure, providing immense opportunities for growth to the domestic producers.

Policy support

The Indian Government has recently announced various policy measures to support the metals, mining and oil sectors. The Union Cabinet approved the NMP, which aims to bring more effective regulation while addressing the issues of those affected by mining. The policy is progressive and seeks to liberalise the sector by opening up opportunities to the private sector that were previously reserved for state-owned enterprises. The policy measures envisage that mineral production in India will grow by 200.0% and the trade deficit in minerals will reduce by 50.0% in the next seven years. Furthermore, efforts will be made to benchmark royalties and taxes (which are high in India) with mining jurisdictions elsewhere in the world in order to attract more investment and guarantees that statutory clearances are granted in a timely manner.

In the oil sector, HELP, aimed at enhancing domestic oil and gas production, has brought substantial investment into the sector and generated sizeable employment opportunities since its implementation. The OALP, a critical part of the HELP, enables contractors to explore conventional as well as unconventional oil and gas resources on a revenue-sharing basis with marketing and pricing freedom for the crude oil and natural gas produced. Vedanta Limited won 41 out of 55 oil and gas exploration blocks offered in OALP-1 bidding in 2018.

Foreign direct investment (FDI) in the mining sector, the exploration of metal and non-metal ores and the approval of the MMDR Bill (2011) will provide a more supportive legislative environment for investment and technology going forward. In addition, in the Union Budget 2018 - 19, the Government added a surcharge of 10.0% on aggregate duties of customs on imported goods to strengthen the domestic mining industry.

This backdrop of positive Indian economic growth, combined with supportive government policies, will strengthen commodity demand in India going forward and support domestic production. Vedanta Limited, as one of the country’s largest natural resources companies, is uniquely positioned to leverage India’s growth potential by catering to that demand across its diversified portfolio of commodities. With such a large domestic market, everything we produce in India, we would like to sell in India.

Zinc

Investments in infrastructure drive zinc demand

In a year of volatility, zinc prices fell by approximately 17.0% to end the year at $ 2,922 per ton, after peaking at $ 3,540 per ton in February 2018. Macro-economic factors including fears of a trade war and a slowdown in global economic growth contributed to this fall. However, in quarter 4 of fiscal year 2019 the apparent easing of trade tensions, and production disruptions as a result of floods in Australia accompanied by steep drawdowns in inventories helped prop up zinc prices. Price increases since then have largely reflected robust demand from China, which accounts for half of global consumption. Against the backdrop of rapidly growing zinc ore production, smelter capacity constraints have driven refining fees (zinc concentrate treatment charges) to near record highs.

Products and customers

Vedanta Limited is the largest zinc producer in India, with a 79.0% market share in fiscal year 2019. Between 70-74% of the refined zinc produced is sold in the Indian market, primarily to steel companies, with the rest being exported mainly to Asian countries and the Middle East to increase the customer portfolio in special high-grade and value-added products. Over 70.0% of Indian zinc consumption is used for galvanising steel, predominantly in the construction and infrastructure sectors. We also produce zinc for use in die-casting alloys, brass oxides and chemicals. This year we have successfully launched and supplied electro-plating galvanising (“EPG”) and Hindustan Zinc die-casting alloy (“HZDA”). Our focus is on increasing the supply of value-added products to 25.0% of total zinc sales in fiscal year 2020, from 16.0% in fiscal year 2019.

Our Zinc international operations produce refined zinc, which is sold within Africa and exported to Europe and China and concentrate which is exported to traders and refiners internationally.

Market drivers and opportunities

Zinc market fundamentals remain robust with global zinc consumption expected to grow by 1.5% to 14.5 million tons in 2019, while smelter supply will increase to 14 million tons and mine supply will likely be 13.9 million tons. The growth in consumption in 2019 will mainly come from China and India, as the consumption rate is expected to be low in the US, Europe and Japan due to weak demand, trade tensions and a slowdown in the automotive sector. International trade talks will also have a significant bearing on investor sentiment and consequently on zinc prices going forward. Despite a fundamentally tight zinc metal market, prices may struggle if trade tensions continue.

Primary zinc consumption in India has been steady for the last two years and we may see a rise in consumption of 3-4% going forward. Steel demand in India is forecast to increase at 6.5% CAGR until 2030. Indian zinc demand is expected to mirror this growth trajectory on the back of growth in its major end-use sectors, i.e. automotive, construction, infrastructure and railways. The Government’s plan to spend $ 1.5 trillion on infrastructure over the next decade, in the form of new and upgraded railway stations, new airports, road projects, smart cities, electrification projects, renewable energy installations and investment in transmission corridors, will provide a long-term boost to Indian zinc demand.

As most of our zinc is produced and sold in the Indian market, ongoing investment by the Indian government will be the main opportunity for us going forward. The International Zinc Association is working with government departments to increase zinc consumption in automobiles and railways, thereby bringing more safety and sustainability to the sectors.

Oil and Gas

Indian demand is projected to show robust growth

We saw a year marked by supply-demand fluctuations in 2018, leading to higher than usual volatility and uncertainty in the oil and gas markets. The year saw unprecedented production from the US, production cuts announced by OPEC and US sanctions imposed on Iran and Venezuela. After peaking at $ 85.0 per barrel, Brent averaged $ 70.7 per barrel in 2018.

Products and customers

We are the largest private sector producer of crude oil in India. Our crude is sold to hydrocarbon refineries and our natural gas is used by the fertiliser industry and the power generation sector in India.

Market drivers and opportunities

The shale gas revolution will continue to disrupt the oil and gas sector. The US closed out 2018 as the world’s largest producer of crude oil and is projected to become a net exporter by 2020. Robust shale growth will take US production to an average of 12.4 million bopd in 2019 and 13.2 million bopd in 2020, which will exert downward pressure on oil prices.

India currently meets 83.0% of its oil consumption and 46.0% of its gas consumption through imports. The Indian Government projects a 10.0% reduction in India’s imports of oil and gas by 2022. India remains underexplored, with only 7 of the 26 sedimentary basins currently producing oil and gas. Further, re-assessment of India’s resource base has increased the country’s total hydrocarbon resources (in place) by close to 50.0%, of which approximately 71.0% remain undiscovered, providing significant growth opportunities.

In 2018, we saw an increase in the pace of implementation of the OALP in the Indian oil and gas sector, with the launch of the second and third rounds, offering 14 and 23 blocks respectively. In addition, to boost domestic production and provide greater energy security, the Government has introduced a range of new policies aimed at facilitating business and attracting investment.

While global demand is expected to stagnate due to the global economic slowdown and mounting trade tensions, Indian demand is projected to show robust growth, thereby presenting opportunities in the oil and gas value chain.

As a result of the 2018 award of 41 OALP blocks, Vedanta Limited has expanded its footprint to all the major sedimentary basins of India. With a strengthened growth pipeline in exploration and development, the Company is well positioned to meet this increased Indian demand by producing half of the country’s crude oil in the coming years.

Iron ore

Iron ore prices lift in the last quarter of 2018

The Platts 62.0% Fe CFR North China Index – the price at which most iron ore across the globe is sold – rallied by 9.0% year - on - year in quarter 4 to average $ 71.4 a ton. The price, which was sluggish over 2018 compared to rising steel and high-grade iron ore prices, has increased owing to various factors including a delay in implementing China’s winter production cuts, temporary weather-related disruptions in Australia and safety outages in Brazil. The price was also supported by falling steel margins, which reduced the incentive to use high-grade ores in steel production.

Products and consumers

Iron ore is a key ingredient in steel, which is ultimately used in the construction, infrastructure and automotive sectors.

Our iron ore mining operations ceased in Goa from March 2018, pursuant to an order from the Supreme Court. Meanwhile, the permitted mining capacity at Karnataka has recently been increased to 4.5 million tons from the previous 2.29 million tons.

Market drivers and opportunities

Unexpected events impacted the sector during the year. The major tropical cyclone ‘Veronica’ hit Australia, disrupting 6 to 8 million tons off BHP Group’s production, while Rio Tinto is expected to lose about 14 million tons of output. The loss of these exports came at a time when the market was having to reassess the longer-term impact of Vale’s safety issues. The tailings dam breach is expected to have a major impact on the use of tailings dams in Brazil, with tighter restrictions on wet beneficiation and prolonged licensing processes as a result. Weather-related disruptions may cause a short price spike, but Vale’s safety issues appear to be almost structural. This means the supply gap will have to be met by other producers. India’s exports almost doubled in March, but only to 1.3 million tons. This provides a huge opportunity to players who can step in and ramp up quickly.

In addition, world steel production is forecast to continue increasing by 1.8% annually from 1,689 million tons in 2017 to 1,780 million tons in 2020, led by growth in India and other emerging markets. Production in China – which represents half of world production – is expected to taper in 2020, driven by an expected slowdown in economic growth, which will offset higher infrastructure investment. This growth in steel production in India represents an opportunity for Vedanta Limited to grow its domestic iron ore sales.

Copper

Consumption in India and China fuelling demand

Refined copper consumption grew by 2.9% in 2018 while demand in China, the largest consumer of copper increased by 4.9%. However, the tariff dispute between China and the US, and the falling GDP in China, led to increased market uncertainty and falling copper prices during the year.

On the supply side, India faced a reduction in the availability of refined copper due to Vedanta Limited’s Tuticorin smelter closure. Chinese smelter output increased by 4.2% in 2018, despite the closure of some smelters for maintenance during quarter 4. In Chile, new environmental regulations led to smelters closing for maintenance, resulting in a further supply crunch.

Products and consumers

Refined copper is predominantly used in manufacturing cables, transformers and motors as well as castings and alloy-based products. The Tuticorin smelter closure affected our production in India. In fiscal year 2019, we produced approximately 90kt of cathode.

Market drivers and opportunities

In the coming year, copper consumption in India and China is expected to increase by 11.8% and 1.6% respectively. This rise is driven by population growth, urbanisation and the rise of the middle class and the evolution of electric vehicles (EVs) and is supported by government measures and initiatives. Another major driver of Chinese demand is the ban on Category 7 scrap imports.

On the supply side, there could be further disruptions in copper production due to the smelter upgrades in Chile following the introduction of new environmental regulations.

Our ability to take advantage of these opportunities is largely dependent on the re-opening of our smelter at Tuticorin.

Aluminium

Global Aluminium Industry

We saw an eventful year in 2018 in the global aluminium industry, with the imposition of US tariffs on imported aluminium, sanctions on Rusal, production disruptions at Alunorte’s Brazil operations and weaker domestic demand growth in China. As a result, aluminium prices were extremely volatile. Prices on the London Metal Exchange fell to 1,900 $ per ton levels in second half of fiscal year 2019 from 2,290 $ per ton levels in May 2018.

Sanctions imposed on the Russian aluminium producer Rusal in April 2018 were lifted in January 2019. A production embargo on the world’s largest alumina refinery, Alunorte in Brazil, due to alleged environmental breaches was lifted although the resumption of full production is still awaiting federal court approval. Aluminium production and smelter capacity is expanding cautiously in China where environmental curbs are a little less stringent than expected. Aluminium prices may remain range bound in 2019, depending on the utilisation of capacities in China.

Products and consumers

Vedanta group has the largest integrated smelter in India with 2.3 mtpa proposed capacity and is the market leader in primary aluminium with a 37.0% market share amongst the total domestic sales by three primary producers in the country derived from the public market information. Our products include ingots, primary foundry alloys, wire rods, billets, slabs and rolled products.

In fiscal year 2019, 32.0% of our sales were to the Indian market, specifically for use in the construction, electrical and transportation industries. This was lower than previous years as India saw a surge in imported aluminium in 2018.

Vedanta Limited boosted its sales to Japan and South-East Asia in 2018. International sales to our established customer base in other key Asian, European and North and South American markets also grew, increasing by 30.0% to 1.3 million tons this year.

Market drivers and opportunities

The domestic demand for aluminium in India is expected to benefit from the infrastructure projects prioritised by the Government. The automotive and food packaging industries are also expected to stoke aluminium growth. Furthermore, rapid urbanisation should augment consumer demand; yet another positive for the sector. Moreover, the per capita aluminium consumption is far below the global average. This offers huge potential, given India’s demographic and economic outlook.

With a proposed capacity of 2.3 million tons, Vedanta Limited is well-poised to take advantage of these opportunities

Power

Growth in Indian demand driving capacity increases

We operate approximately 9,000 MW of diversified power portfolio in India consisting of over 96% thermal power (coal, liquid, gas etc.) and remaining from renewable energy sources.

India is the third largest electricity producer in the world. The electricity generation target of conventional sources for the fiscal year 2020 is at 1,330 billion units (BUs), up by 6% from 1,249 BUs in fiscal year 2019. Between fiscal year 2010 and 2019, electricity production in India grew at a CAGR of 5.5% driven by Government initiatives and schemes to increase electrification across rural India.

Products and consumers

About 35% of Vedanta Limited’s power portfolio is used for commercial power while the remaining capacity is for captive use. Most of the power generated for commercial purposes is backed by long-term Power Purchase Agreements with local Indian distribution companies.

Market drivers and opportunities

With improving domestic coal production, the country’s power sector is becoming increasingly stable. Domestic non-coking coal production by Coal India Limited increased from 444 million tons in fiscal year 2015 to 607 million tons in fiscal year 2019.

As of March 31, 2019, India had total installed capacity of 356 GW, of which thermal constituted of 226 GW, nuclear 7 GW, hydro 45 GW and renewables 78 GW. Apart from that, total captive power installed capacity stood at 51.5 GW.

Vedanta Limited’s power portfolio is well positioned to capitalise on its business objectives.

Steel

Construction Sector boosting steel demand

Global crude steel production reached 1,808.6 million tons for the year 2018, up by 4.6% compared to 2017. India’s crude steel production was 106.5 million tons, up by 4.9% on 2017, meaning that India has replaced Japan as the world’s second largest steel producing country. While the steel demand recovery seen in 2017 continued in 2018, risks have increased. Rising trade tensions and volatile currency movements are increasing uncertainty. As a result, steel prices are expected to experience volatility in 2019. But India’s steel demand is expected to move back to a higher growth track, supported by improving investment and infrastructure programmes.

India’s steel use per capita for finished steel products stood at 66.2kg, way below the world average of 212.3kg, suggesting a huge unrealised potential for steel demand growth. Recently, India has been trying to unleash this through an extensive reform agenda and an ongoing push for infrastructure development. These factors, along with favourable demographics, are improving the macroeconomic fundamentals.

India was a net exporter of steel in the last two fiscal years. However, the country witnessed a change in the current financial year with imports exceeding exports during the period April to December 2018.

Products and consumers

We completed the acquisition of ESL, an integrated steel plant on June 4, 2018. ESL is primarily selling Wire rod, TMT and DI pipe products in India mainly to the construction, infrastructure and automotive sectors.

Market drivers and opportunities

The construction sector has been identified as a pan-India steel demand driver, on the back of strong infrastructure development and housing demand; in particular, for affordable housing. Projects such as industrial corridors (connecting existing industrial cities and developing manufacturing sectors) and Sagarmala (connecting states through waterways) will increase India’s connectivity, reducing the costs of transportation across Indian states. The Smart Cities initiatives will further boost urban infrastructure investment. There are currently 99 smart cities planned across India.

In addition, the outlook for India’s manufacturing sector, which has been lagging behind the service sector as a growth driver, should improve. Firstly, the Make in India initiative, which aims to transform India into a global design and manufacturing hub, will support the further development of steel. Secondly, many states are expected to develop automotive and ancillary industries, to be a global auto hub for small cars with a focus on exports. Finally, some states are also expected to strengthen their mechanical machinery sectors.

All these factors point to a high potential for steel demand growth in India. The speed with which this potential can be realised will depend on whether India can successfully implement both its reform agenda and infrastructure plans.

OUR BUSINESS

Overview

We are a globally diversified natural resources company with low cost operations. Our business is principally located in India. We have operations and projects in India, South Africa, Namibia, UAE, Ireland, Australia, Japan, South Korea, Taiwan and Liberia and have over 20,000 employees worldwide. We are primarily engaged in zinc, oil and gas, iron ore, copper, aluminium, commercial power generation and steel businesses and are also developing and operating port operation, glass businesses and infrastructure assets. We have experienced significant growth in recent years through our various expansion projects for our copper, zinc and aluminium businesses and through acquisition of the zinc international, oil and gas and steel businesses. We believe our experience in operating and expanding our businesses in India will allow us to capitalize on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations and large and inexpensive labor and talent pools. We believe we are also well-positioned to take advantage of the significant growth in industrial production and investments in infrastructure in India, China, Southeast Asia and the Middle East, which we expect will continue to generate strong demand for metals, oil and gas and power.

We are the leading and only integrated zinc producer with a 79.0% market share by sales volume of the Indian zinc market in fiscal year 2019, according to the India Lead Zinc Development Association (“ILZDA”), and one of the three primary producers of aluminium with a 37.0% primary market share amongst the total domestic sales in India derived from the public market information in fiscal year 2019. Together with our joint operation partners, we account for approximately 25.0% of India’s domestic crude oil production as of March 31, 2019, according to the provisional data published by Petroleum Planning and Analysis Cell of MoPNG. We are one of the two custom copper smelters in India with a 16.0% primary market share by sales volume in fiscal year 2019, according to the International Copper Association (India).

Zinc Business

Our fully-integrated Zinc India business is owned and operated by HZL. In 2019, HZL was the second largest zinc-lead miner and fourth largest zinc-lead smelter based on production volumes and in the lowest cost decile in terms of all zinc mining operations worldwide, according to Wood Mackenzie Production Rankings. We have a 64.9% ownership interest in HZL, with the remainder owned by the GoI (29.5%) and institutional and public shareholders (5.6%). We have exercised the second call option to acquire the GoI’s remaining ownership interest in HZL although the exercise is currently subject to dispute. HZL’s operations include five lead-zinc mines, one rock phosphate mine, four hydrometallurgical zinc smelters, two lead smelters, one pyrometallurgical lead-zinc smelter, eight sulphuric acid plants, six captive power plants in northwest India, and processing and refining facilities for zinc, lead and silver at Pantnagar, located in the state of Uttarakhand in northern India. HZL’s mines supply almost all of its concentrate requirements. The silver refinery of HZL has been added to the London Bullion Market Association’s (LBMA) good delivery list for silver with effect from April 16, 2018. HZL is India’s third refiner to be listed on LBMA. LBMA lists those refineries whose gold and silver bars have found, when originally tested, to meet the required standard for acceptability in the London bullion market. HZL is among the top 10 silver producers globally.

Our Zinc International business comprises (i) 100.0% stake in Skorpion, which owns the Skorpion mine and refinery in Namibia and (ii) 74.0% stake in Black Mountain Mining, which owns the Black Mountain mine and the Gamsberg mine in South Africa.

Oil and Gas Business

Our oil and gas business is primarily owned and operated by Vedanta Limited and its subsidiary Cairn India Holdings Limited. The oil and gas business segment has a diversified asset base with 48 blocks in India and one block in South Africa. The blocks are primarily located across the Indian basins in Barmer, Krishna-Godavari, Cambay, Assam, Gujarat Kutch and Cauvery, and the Orange Basin in South Africa. Vedanta Limited – oil and gas business along with joint venture partner Petro SA, filed closure application with Petroleum Agency South Africa (“PASA”) on September 19, 2018 to exit from South Africa operations. The application is under consideration by PASA.

Vedanta Limited is primarily engaged in the business of exploration, development and production of crude oil, gas and related by-products. Oil and gas business continues to contribute significantly to India’s domestic crude oil production. Vedanta Limited operates approximately 25.0% of India’s domestic crude oil production and, to date, has opened four frontier basins with numerous discoveries.

Iron Ore Business

We are engaged in the exploration, mining and processing of iron ore. In India, we own the rights to reserves consisting of 56.3 million tons of iron ore at an average grade of 49.4%, as of March 31, 2019. In addition, we manufacture pig iron and metallurgical coke, and also operate two waste heat recovery plants of 30 MW each in Goa.

Our mining operations are carried out in the states of Goa and Karnataka, both of which became subject to suspension of mining activities due to alleged environmental and other violations by miners, which has adversely impacted our production of iron ore since August 2011. The suspension was imposed by the state government of Goa and this suspension was upheld by the Supreme Court of India on the mining activities in the state of Goa from September 2012 to April 2014 and a suspension imposed by the state government of Karnataka until April 2013. Although we resumed operations in Karnataka after receiving the stage I forest clearance from the state government of Karnataka and a temporary working permission from the MoEF, the temporary working permission expired on July 31, 2014. Karnataka operations were halted for the period from August 1, 2014 to February 27, 2015. We resumed operations in Karnataka after all statutory clearances were in place from February 28, 2015. Following the Supreme Court of India’s order in April 2014, High Court of Bombay at Goa in August 2014 has pronounced the order to renew mining leases in Goa. The MoEF and the state government have also revoked their suspension orders subject to limits imposed by the Supreme Court, for renewal of the leases and consent to operate from the Government of Goa. In August 2015, our mining operations resumed in our principal mines after completion of necessary statutory formalities and fulfillment of conditions annexed by the Supreme Court and the state government of Goa. The Supreme Court passed its final order in the matter on February 7, 2018 wherein it set aside the second renewal of the mining leases granted by the state of Goa. The Supreme Court directed all lease holders operating under a second renewal to stop all mining operations with effect from March 16, 2018 until new mining leases (not new renewals or other renewals) and new environmental clearances are granted under the MMDR Act. Our mines in the state of Goa were impacted consequent to the judgement of the Supreme Court.

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

The Government of Tamil Nadu has issued orders dated May 28, 2018 with a direction to permanently seal the existing copper smelter plant unit at Tuticorin. The Company has filed an appeal before National Green Tribunal, Principal Bench challenging the closure order for sealing of the existing plant. Separately, SIPCOT vide its letter dated May 29, 2018, cancelled 342.22 acres of the land allotted to us for the proposed expansion project, which has been stayed by High court of Madras. Further the TNPCB issued orders on June 7, 2018 directing the withdrawal of the Consent to Establish, which was valid till March 31, 2023. Currently the matter is pending at High court of Madras.

Aluminium Business

Our aluminium business is based out of Chhattisgarh and Odisha. We operate the business in Chhattisgarh through BALCO, in which we have a 51.0% ownership interest, with the remainder owned by the GoI. We have exercised our option to acquire the GoI’s remaining 49.0% ownership interest, although the exercise is currently subject to dispute. BALCO’s operations include two bauxite mines, the Chotia coal block ,1710 MW captive power plants, an alumina refinery (operations of which had been suspended since September 2009), a 245,000 tpa aluminium smelter, a 325,000 tpa aluminium smelting and fabrication facilities in Central India. BALCO’s operations benefit from relatively cost effective access to power, the most significant cost component in aluminium smelting due to the power-intensive nature of the process. This is to a considerable extent due to BALCO being an energy-integrated aluminium producer.

Our aluminium operations in Odisha were earlier operated through Vedanta Aluminium Limited, which is now merged with Vedanta Limited pursuant to the Re-organization Transactions. The operations include 2.0 million tpa alumina refinery at Lanjigarh with associated 90 MW coal based captive power plant, 0.5 million tpa aluminium smelter together with an associated 1215 MW and 1800 MW (three units of 600 MW) coal based captive power plants at Jharsuguda. We are currently in the process of ramping up our 1.25 million tpa smelter facilities in Jharsuguda, which will total up our capacity to 1.75 million tpa at Jharsuguda. The unit initially commenced its production on December 1, 2015 with continued ramp up since then, in a phased manner. As of March 31, 2019, 924 pots have been capitalized. The alumina refinery at Lanjigarh was commissioned in March 2010 and second stream was restarted in April 2016 increasing the alumina refinery’s total capacity to 1.4 million tpa. We also capitalized a debottlenecking project for the alumina refinery in March 2017 increasing the refinery’s total capacity to 2 million tpa.

Power Business

We operate multiple power plants across locations in India. Our power business comprises of a 600 MW thermal power plant in Jharsuguda, Odisha, 300 MW thermal power plant in BALCO, Chhattisgarh, 474 MW thermal power plants in Rajasthan, 106.5 MW thermal power plant in Tamil Nadu and a 1,980 MW thermal power plant in Mansa, Punjab.

We, currently, operate a 600 MW thermal coal-based commercial power facility at Jharsuguda and it has a power purchase agreement with Grid Corporation of Odisha Limited, a nominee of the state government of Odisha (“GRIDCO”).

BALCO used to operate 600 MW of independent power plants. It now just operates a 300 MW unit as an independent power plant. The other 300 MW unit has been converted to a captive power plant, as per order received from Chhattisgarh State Electricity Regulatory Commission (“CSERC”) for conversion of 300 MW capacity from independent power plant (“IPP”) to captive power plant (“CPP”).

In July 2008, Sterlite Energy succeeded in an international bidding process and was awarded the project for the construction of a 1980 MW (comprising three units of 660 MW each) coal-based commercial thermal power plant at Talwandi Sabo in the State of Punjab in India. The power plant was set up through Vedanta Limited’s wholly owned subsidiary TSPL. All 3 units have been fully commissioned now.

Our power business also includes 274 MW of wind power plants operated by HZL and 106.5 MW power plant at MALCO situated at Mettur Dam in southern India. The MALCO plant has been put under care and maintenance from May 26, 2017.

Steel Business

We operate the steel business through ESL in which we have 90.0% ownership interest. ESL owns and operates an integrated steel manufacturing facility near Bokaro, Jharkhand and has a current capacity of 1.5 mtpa. It primarily consists of one sinter plant, a vertical coke oven plant, two blast furnaces, an oxygen plant, a lime calcination plant, a steel melting shop, a wire rod mill, a bar mill, a captive power plant and a DI pipe plant. ESL is selling primarily TMT bars, wire rods, DI pipes, pig iron and steel billets in open market and has established its presence in the domestic market.

Our consent to operate the steel plant at Bokaro, which was valid until December 2017, was not renewed by the JSPCB. This was followed by the Ministry of Environment, Forests and Climate Change revoking the environmental clearance. Both the directions have since been stayed by the High Court of Jharkhand until the next date of hearing, which is due on July 25, 2019. See “Item 8 - Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings.” for further details.

Strategy

Our strategic goal is to become one of the top diversified natural resources company globally, and our strategy is based on the following five key pillars:

Delivering profitable production growth across the portfolio

We view strict cost management and increases in productivity as fundamental aspects of our day to day operations and continuously seek to improve efficiency. We continued to be in the lowest cost decile in terms of cost of production in our zinc mining operations worldwide in fiscal year 2019, according to Wood Mackenzie, and we intend to continue to improve our production processes, methods and increase operational efficiencies to further reduce our costs of production in all our businesses. Our current initiatives include:

•

seeking improvements in operations to maximize throughput, faster ramp up of mining operations, improve plant availability and efficiency to achieve production, increase in our existing facilities with minimum capital expenditures to optimize our asset utilization;

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

•	securing additional sources of coal through coal block allocations and coal linkages, which are long-term supply contracts for delivery of coal, for use in power plants;

•	improving access to bauxite mines for our aluminium business in Odisha;

•	full capacity ramp up at the Jharsuguda-II;

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

•	invest in a rich set of project portfolio comprising enhanced oil recovery projects, tight oil projects, tight gas projects and exploration prospects

•	project execution in partnership with global oil field service companies with a built-in risk and reward mechanism to derive incremental value from schedule and recoveries in oil and gas unit;

•	Exploration of 41 blocks secured through participation in open acreage licensing policy;

•	Evaluating additional opportunities to expand the exploration portfolio through participation in Open Acreage Licensing Policy;

•	faster ramp up of phase II & Phase III of Gamsberg project;

•	ramp up production volumes of silver;

•	commissioning and ramp up shaft at Sindesar khurd and Rampura Agucha mines;

•	ramp up of mining capacities at Rajpura Dariba and Zawar mines to 2 mtpa and 4.7 mtpa respectively;

•	debottlenecking of smelters at Dariba and Chanderiya;

•	commissioning of fumer plant;

•	to progress the brownfield expansion of underground mines of Rampura Agucha and Kayad;

•	to execute growth projects at oil and gas business;

•	to expand our R&R base through targeted and disciplined exploration programmes by developing both green field and brown field opportunities;

•	optimizing capex and prioritizing capital to high return, low risks project maximizing cash flows for providing the flexibility to invest further;

•	resumption of mining operation at Goa;

•	engage with government and relevant authorities to enable the restart of operations sat Copper India;

•	ramp up ESL to achieve 1.5 mtpa in fiscal year 2020;

•	to integrate the operations of Avanstarte Inc acquired during the fiscal year 2018; and

•	to acquiring attractive, complementary assets in the natural resources segment that add value to our portfolio.

Consolidation and simplification of the group structure

We are continuously seeking to increase our direct ownership of our underlying businesses to simplify and derive additional synergies and better align cash flows and debt as an integrated group by consolidating our corporate structure and integrating our operations. For example, during fiscal year 2017, we successfully completed our merger with Cairn India Limited (now Vedanta Limited - oil and gas business) and during fiscal year 2018, We had initiated the liquidation of TMHL, TEHL and SSMHL as part of an internal restructuring which has been accepted by Director of Insolvency, Mauritius in fiscal year 2020. TMHL was dissolved with effect from May 19, 2019, TEHL was dissolved with effect from May 21, 2019 and SSMHL was dissolved with effect from May 21, 2019.

We own majority ownership interests in BALCO and HZL and have offered to acquire the remaining shares of both BALCO and HZL from the GoI. As on date, these offers have not been accepted by the GoI and therefore there is no certainty that these acquisitions will proceed. See “Item 4 - Information on the Company - B. Business Overview - Our Business - Options to Increase Interests in HZL and BALCO.”

Continuing to add reserves and resources for long-term value

Our acquisitions of HZL, BALCO, Sesa Resources Limited, Skorpion, Black Mountain Mining, Sterlite Energy, WCL and Cairn India Limited (now Vedanta Limited - oil and gas business), ESL, ASI have contributed substantially to our growth. We continually seek new growth and acquisition opportunities in the metals and mining and related businesses in India and elsewhere, including through government privatization programs, where we can leverage our skills and experience. We continue to closely monitor the resource markets in our existing lines of business as well as seek out opportunities in complementary businesses such as coal mining. We also intend to continue to seek out new exploration opportunities for future growth. By selecting opportunities for growth and acquisition carefully and leveraging our skills and experience, we seek to continue to expand our business while maintaining a strong balance sheet and good credit profile.

Accelerating cash flows and deleveraging

We aim to increase our cash flows from operations and decrease capital expenditures, and the indebtedness required to fund capital expenditures. For fiscal year 2019, our projects had an estimated total capital expenditure cost of ₹ 780,401 million ($ 11,284 million), of which ₹ 465,793 million ($ 6,735 million) had been incurred. Net cash from operating activities was ₹ 208,420 million ($ 3,014 million) in fiscal year 2019, 40.2% decrease from ₹ 348,407 million in fiscal year 2018. We paid interest of ₹ 58,901 million ($ 852 million) on our indebtedness in fiscal year 2019, a 15.1% increase from ₹ 51,170 million in fiscal year 2018.

Protect and preserve license to operate

Health and safety continue to be a high priority for us and we are committed to protect and preserve our license to operate. Our business strategy is about ensuring that growth is maximized in a way that is both sustainable and responsive. The four core pillars -responsible stewardship, building strong relationships, adding and sharing values and strategic communication are designed to support the long term development, ensuring long lasting relationship and providing superior returns to all our stakeholders.

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

•	The ore reserves of HZL’s Rampura Agucha, Rajpura Dariba, Sindesar Khurd, Zawar and Kayad mines were audited by SRK Consulting (UK) Limited as of March 31, 2019.

•	The ore reserves of Skorpion’s Skorpion mine are reviewed by SRK Consultants Pty Ltd as of March 31, 2019.

•	The ore reserves of Black Mountain Mining’s Black Mountain mine and Gamsberg mine were derived from management estimates as of March 31, 2019.

•	The proved oil, condensate, and sales-gas reserves of Vedanta Limited - oil and gas business and its subsidiaries were evaluated by DeGolyer and MacNaughton (“D&M”) as of March 31, 2019.

•	The ore reserves of our iron ore mines in India were reviewed by SRK Consulting (UK) Limited as of March 31, 2019.

•	The ore reserves of our iron ore mine in Liberia were audited by Roscoe Postle Associates Inc. as of April 6, 2014.

•	The ore reserves of BALCO’s Mainpat and Bodai-Daldali bauxite mines were audited by Geo Solutions Private Limited as of March 31, 2019.

An “ore reserve” is the economically mineable part. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate that at the time of reporting that extraction could reasonably be justified. Ore reserves are further sub-divided in order to increase confidence into probable ore reserves and proven ore reserves.

In addition to the ore reserves we have identified further mineral deposits as either extensions of or additions to our existing operations that are subject to ongoing exploration and evaluation.

Our Zinc India Business

Overview

Our Zinc India business is owned and operated by HZL. HZL’s fully-integrated zinc operations include five lead-zinc mines, one rock phosphate mine, four hydrometallurgical zinc smelters, two lead smelters, one pyrometallurgical lead-zinc smelter, eight sulphuric acid plants and six captive power plants at our Chanderiya, Dariba and Zawar facilities in the state of Rajasthan and processing facilities for zinc and lead as well as a silver refinery at Pantnagar, located in the State of Uttarakhand in northern India. HZL sources all of its concentrate requirements from its mines. HZL’s operations also includes 38.9 MW solar power projects installed at its Agucha, Debari and Dariba complexes and a 35.4 MW waste heat recovery power plant adjunct to its captive power plants.

We first acquired an interest in HZL in April 2002 and have since then significantly improved its operating performance through expansion and by improving operational efficiencies and reducing unit costs.

HZL pays royalties to the state government of Rajasthan based on its extraction of lead-zinc ore. With effect from September 2014, the royalty rate increased from 8.4% to 10.0% of the LME zinc metal price payable on the zinc metal contained in the concentrate produced and from 12.7% to 14.5% of the LME lead metal price payable on the lead metal contained in the concentrate produced. For silver, HZL pays royalty at a rate of 7.0% of the silver LBMA price chargeable on silver-metal produced. The royalties are subject to change. Further, the MMDRA Amendment Act, notified towards the end of fiscal year 2015, notifies an amount not exceeding royalty to be contributed to the DMF for the benefit of people affected by mining and an additional 2.0% of royalties to the National Mineral Exploration Trust (NMET). DMF contribution has now been notified at 30.0% of base royalty rates. See “Item. 3—Key Information—D. Risk Factors—Risks Relating to Our Industry—Changes in tariffs, royalties, cess, customs duties, export duties and government assistance may reduce our Indian market domestic premium, which would adversely affect our profitability and results of operations”.

We have a 64.9% ownership interest in HZL, while the balance share is owned by the GoI (29.5%) and institutional and public shareholders (5.6%). We have exercised the second call option by a letter dated July 21, 2009 to acquire the GoI’s remaining ownership interest in HZL although the exercise is currently subject to dispute. See “- Options to Increase Interests in HZL and BALCO - Call Options over shares in HZL”.

Principal Products

Zinc

We produce and sell zinc ingots in five international standard grades: Special High Grade (SHG - 99.995%), High Grade (HG - 99.95%), Continuous Galvanising Grade (CGG - 99.5%), Prime Western (PW - 98.0%) and Hindustan Zinc Die-casting Alloy (HZDA - 95.0%). We sell most of our zinc ingots to Indian steel producers for galvanizing steel to improve its durability. Some of our zinc is also sold to alloy, dry cell battery, die casting and chemical manufacturers.

Lead

We produce and sell primary lead ingots of 99.99% and 99.97% purity, primarily to battery manufacturers and to a small extent to chemical manufacturers.

By-products

Sulphuric Acid

Sulphuric acid is a by-product of our zinc and lead smelting operations. We sell sulphuric acid to fertilizer and cement manufacturers and in other industries also.

Silver

Silver occurs naturally in our zinc and lead ore and is a by-product of our lead smelting operations. We produce and sell silver ingots primarily to industrial users and traders of silver.

Lead-Zinc Mines

HZL normally sources all of the lead-zinc ore required for its business from its underground mines at Rampura Agucha, Zawar, Rajpura Dariba, Sindesar Khurd and Kayad in the state of Rajasthan in northwest India. Lead-zinc ore extracted from the mines is conveyed to beneficiation plants that processes the ore into zinc and lead concentrates. With good ore mineralogy providing a high metal recovery ratio, the Rampura Agucha mine including its satellite Kayad mine accounted for 53.5% of HZL’s total mined metal in zinc and lead concentrate produced in fiscal year 2019, with the Zawar, Rajpura Dariba and Sindesar Khurd mines accounting for the remaining 10.6%, 5.7% and 30.2%, respectively. Then zinc and lead concentrates are transported by road to the nearby Chanderiya, Dariba and Debari smelters.

Our mining capacities are governed by reserve and resources, mine plan and environmental clearances. Based on such approvals, the capacities are approximately 6.15 mtpa, 4.0 mtpa, 6.0 mtpa, 1.08 mtpa and 1.2 mtpa for Rampura Agucha mine, the Zawar mine, the Sindesar Khurd mine, the Rajpura Dariba mine and the Kayad mine respectively, in fiscal year 2019.

Zinc Smelters

HZL has two types of zinc smelters, namely hydrometallurgical and pyrometallurgical. Four of HZL’s smelters are hydrometallurgical and one is pyrometallurgical.

The hydrometallurgical smelting process is a roast, leach and electrowin (“RLE”) process. Zinc concentrate is first oxidized in roaster and the gases generated are cleaned and sent to the sulphuric acid plant. The primary output from the roaster, called calcine, is sent to the leaching and purification plant to produce purified zinc sulphate. The purified zinc solution then goes through an electrolysis process to produce zinc cathodes. Finally, zinc cathodes are further processed and casted into zinc ingots at the processing and refining facilities in the state of Uttarakhand in northern India.

The pyrometallurgical smelter uses the imperial smelting process or ISPTM, where the process starts with sintering to remove the sulphur from concentrate and then generated gases are cleaned and sent to the sulphuric acid plant. The output of the sinter machine is fed into an imperial smelting furnace to smelt with preheated metallurgical coke and air. During the smelting process, molten lead is extracted from bottom of the imperial smelting furnace and zinc rises up as vapor. Vapor is condensed in molten lead bath. The molten lead is cooled to separate out the zinc, which is then passed through a refining process to remove impurities and pure zinc metal is casted into ingots. The lead removed through this process is sent to refinery to produce pure lead metal. In this process, silver is also produced as a by-product which is sent to our facilities in Uttarakhand for refining and casting into silver ingots.

Lead Smelters

HZL has two lead smelters in Chanderiya and Dariba. The smelter in Chanderiya uses Ausmelt™ technology and the smelter in Dariba uses Shuikoushan Smelting Technology (“SKS”) oxygen bottom blowing technology. There is also a lead-zinc smelter at Chanderiya which uses the pyrometallurgical imperial smelting furnace process.

HZL’s lead smelter located in Dariba is based on SKS oxygen bottom blowing technology, where lead concentrate is smelted directly in SKS furnace along with fluxes. SKS furnace produces lead bullion and slag. SKS furnace slag is then reduced in blast furnace to produce bullion. Lead bullion produced in the process is then treated in lead refinery plant to produce high purity electrolytic grade lead cathodes through electrolysis. The lead cathodes are further processed and casted into ingots at the processing and refining facilities in the state of Uttarakhand. Slag from blast furnace is fumed to produce zinc oxide dust. Off-gas containing sulphur dioxide gas is cleaned and treated in the sulphuric acid plant. HZL’s lead smelter located in Chanderiya is based on Top Submerged Lance (“TSL”) technology where lead concentrate is smelted directly in a vertical furnace along with flux. Lead bullion produced in this process is then treated in the lead refinery plant to produce high purity lead ingots. Off-gas containing sulphur dioxide gas is then cleaned and treated in the sulphuric acid plant.

Finishing and Delivery to Customers

The zinc and lead cathodes are transported from its hydrometallurgical plants in Rajasthan to its facilities in Uttarakhand in northern India where they are further processed into zinc and lead ingots. One of the residues from smelting is anode slime and another is high grade lead material, both of which are also transported to Uttarakhand facilities from which silver is processed and casted into silver ingots. The facilities in Uttarakhand, process, refine the zinc, lead and silver and distribute the finished products nationwide, making it a centralized finished goods center for our customers. Zinc and lead ingots are also shipped from the facilities in Uttarakhand for exports, although some quantities of zinc and lead ingots are also produced in Rajasthan for both domestic and export customers. The sulphuric acid by-product is sold ex-works from its facilities in Rajasthan to customers in India.

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

The ore body is currently mined by underground methods. The open pit operation ceased from the end of March 2018. The capacity of the mine and concentrator was expanded between 2003 and 2010 to 6.2 mtpa for mine and 6.5 mtpa for mill through the purchase of additional mining equipment, upgrades to the truck fleet, improvements to the operational efficiency of the plant and the installation of a new semi-autogenous (“SAG”), mill and ball mill circuit.

In the underground mines, the ore body is mined by long hole open stoping with pastefill, cemented rock fill or rock fill method and loading hauling sequence by using 60 ton truck and a 17 ton loader. Ore is fed to the primary crusher and waste is disposed at the waste dump. The mining equipment is largely owner-operated. The processing facility is a conventional crushing, milling and differential lead-zinc floatation plant. Ore is crushed in a series of crushing circuits and then milled in four streams. The zinc and lead concentrates produced are sent to the different smelters of HZL and the tailing portion goes to the tailings dam after thickening. Since 2004, exploration at Rampura Agucha has resulted in significant increases in the reserves at the mine. Following an extensive drilling program to convert mineralized material to reserves, better definition of the ore body boundaries, addition of mineralized material and the conduct of open-pit re-optimization, as well as the commencement of underground mine project work, according to JORC reserves and resources statement, the proven and probable reserves were 35.3 million tons as of March 31, 2019 with an average grade of 13.6% zinc, 1.8% lead and 63 ppm silver net off. The drill spacing for the definition of proven reserves were approximately 50 meters by 50 meters while for probable reserves was 100 meters by 100 meters. As planned, open pit mine operation has ceased from the end of March 2018, and underground mine operations are continuously ramping up in sustaining ore production from Rampura Agucha.

As of March 31, 2019, HZL estimates the remaining mine life at Rampura Agucha to be 8 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan. During fiscal year 2019, the Rampura Agucha underground mine produced 3.3 million tons of ore with 11.8% zinc and 1.7% lead. It produced 357,571 tons of zinc metal in concentrate and 34,622 tons of lead metal in concentrate. The main shaft has completed up to a depth of 950 meters as planned with completion of the north and south vent.

The gross book value of the Rampura Agucha mine’s fixed assets and mining equipment (including assets related to the Rampura Agucha’s underground mining operations and the Kayad mine) was ₹ 78,459 million ($ 1,134 million) as of March 31, 2019. The mining lease of Rampura Agucha mine is valid up to March 2030.

Power is primarily supplied from the HZL’s captive thermal and solar power plants with two backup 5 MW generators on-site.

Rajpura Dariba

Rajpura Dariba is a medium sized underground lead-zinc mine and processing facility located northeast of Udaipur in the Rajsamand district in the state of Rajasthan, northwest India.

Mining at Rajpura Dariba commenced in 1983 and is carried out using the vertical crater retreat method and blasting hole mining method with mined out stopes backfilled with cemented classified mill tailings. In certain areas, the ground conditions adversely affect slope stability and dilution. These ground conditions are result of the weak graphitic nature of the shear zone combined with the dissolution of fractured and sheared dolomites by percolating acidic groundwater derived for overlying adjacent oxidized zones. HZL’s Rajpura Dariba’s mine lease is valid until May 2030. The mine is serviced by two vertical shafts approximately 600 meters deep. The main shaft is 6 meters in diameter and the auxiliary shaft is 4.5 meters in diameter. The main shaft has the capacity to hoist 0.7 mtpa of ore and is equipped with a modern multi-rope koepe winder. All personnel and materials are hoisted in a large counterbalanced cage which is operated by the koepe winder. The surface infrastructure includes ventilation fans, compressors and ore loading facilities. A 2.2 km surface decline was commissioned in September 2013 to increase the ore production.

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

The gross book value of the Rajpura Dariba mine’s fixed assets and mining equipment is approximately ₹ 8,688 million ($ 126 million) as of March 31, 2019.

As of March 31, 2019, HZL estimates the remaining mine life at Rajpura Dariba to be around 5 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan. According to JORC reserves and resources statement, the proven and probable reserves for the Rajpura Dariba mine as of March 31, 2019 is 10.2 million tons with 5.1% zinc, 1.8% lead and 51 particles per million silver net off. An exploration program is also underway to identify new resources with the potential to be upgraded to reserves and continues to be focused on maintaining the reserve position after annual mining depletion. The drill spacing for proved reserves was approximately 30 meters while for probable reserves was less than 60 meters.

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

In fiscal year 2019, 1.1 million tons of ore at a feed grade of 5.0% zinc and 1.2% lead ore was mined at Rajpura Dariba mine which produced 44,305 tons of zinc metal in concentrate and 8,711 tons of lead metal in concentrate.

Sindesar Khurd

The Sindesar Khurd mine is a large scale underground mine deposit that was explored during 1992 to 1995. Mine production began at the Sindesar Khurd mine in April 2006 and HZL’s mining permit is valid until March 2049.The Sindesar Khurd mine lies on the same geological belt as the Rajpura Dariba mine. The mine is approachable from Rajpura Dariba mines by road.

The mineralization has been traced over almost 2.5 kilometers along strike and 1.3 kilometer vertical extension. In the mine area, dip is steep westerly, while the dip turns into easterly direction in the lower-southern part of the deposit. The current “mine block” extends over 1,500 meters along strike and up to 570 meters depth extension.

The deposit has been drilled to a depth of approximately 1300 meters below surface and the ore body is traced over approximately 2 kilometers along with the strike with an 1100 meters vertical extension. While the deposit is still open in depth in the southern extension of the present mine block, the area below the mine block and towards the north extension only has narrow and low to moderate grade mineralization intersected.

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

According to JORC reserves and resources statement, the proven and probable reserves for the Sindesar Khurd mine as of March 31, 2019 is 32.5 million tons with 4.1% zinc and 3.2% lead and 171 particles per million silver net off.

Access to the mine is through an incline shaft and declines (North and South) from the surface while ore is hauled through the declines by low profile dump trucks or LPDTs. The ore body is accessed via horizontal drives on number of levels. The mine currently utilizes blast holes toping with back filling mining method with stope panels varying from 25 to 50 meters in strike.

Ore produced from the mine is treated at 2.0 mmtpa beneficiation plant commissioned in 2011 at Sindesar Khurd. The beneficiation plant underwent debottlenecking in January 2015 to increase its capacity from 2 to 2.8 mtpa at Sindesar Khurd. Lead and zinc concentrates are sent to their respective high rate thickeners installed separately for lead concentrate and zinc concentrate generated from the concentrator. At Sindesar Khurd mine, the new 1.5 mtpa capacity beneficiation plant was commissioned in January 2017 which has increased the mine’s total beneficiation capacity to 4.3 mtpa. In fiscal year 2019, another 1.5 mtpa beneficiation plant was commissioned which is taking the total milling capacity to 6.2 mtpa. Tailing dewatering and disposal section comprises of hydro cyclone, tailing thickener, neutralization tank, pumping of tailing to tailing pond and reclaimed water pumping. Lead and zinc concentrates are thickened, filtered and stored before they are sent to HZL’s smelters. Power for the mill and the mine is supplied from HZL’s captive power plant located at Dariba itself. The gross book value at this mine is approximately ₹ 51,496 million ($ 745 million) as of March 31, 2019.

As of March 31, 2019, HZL estimates the remaining mine life at Sindesar Khurd to be around 6 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan.

In fiscal year 2019, 5.3 million tons of ore at a grade of 3.7% zinc and 2.4% lead ore was mined at the Sindesar Khurd mine. From the ore produced at Sindesar Khurd mine, 174,016 tons of zinc metal in concentrate and 108,818 tons of lead metal in concentrate was produced in fiscal year 2019.

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

According to JORC reserves and resources statement, the proven and probable reserves for the Zawar mine as of March 31, 2019 is 10.1 million tons with 3.4% zinc and 1.8% lead and 31 particles per million silver net off.

Ore produced from the mine is treated at a beneficiation plant at Zawar mines for differential or bulk flotation of zinc and lead metals. The beneficiation plant has undergone debottlenecking to increase its capacity from 1.5 to 2.7 mtpa. Another benefication plant having capacity of 2 mtpa was commissioned in fiscal year 2019, increasing capacity to 4.7 mtpa at Zawar. The ore is primarily crushed underground and then hoisted to the surface or crushed at the surface and then transported to beneficiation plant. Thereafter the ore is crushed to 12 to 15 mm in size before being milled to 74 microns. Tailing dewatering and disposal section comprises of hydro cyclone, tailing thickener, pumping of tailings to tailing pond and reclaimed water pumping for reuse. Lead and zinc concentrates are thickened, filtered and then stored before they are sent to HZL’s smelters.

In fiscal year 2019, 2.9 million tons of ore mined at agrade of 2.4% zinc and 2.0% lead, which produced 54,661 tons of zinc metal in concentrate and 44,698 tons lead metal in concentrate.

The gross book value of the Zawar fixed assets and mining equipment was approximately ₹ 22,828 million ($ 330million) as of March 31, 2019

Power is supplied through a combination of an 80 MW thermal coal-based captive power plant commissioned in December 2008 and a 6 MW captive power plant.

As of March 31, 2019, HZL estimates the remaining mine life of the Zawar mine to be 3 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan. The focus of underground mine exploration at Zawar is to enhance the ore reserves to expand the mine life by 5 years and to identify new mineralized areas to enhance production capacity. A surface drilling program is underway to locate deeper resources below 100 meter reduce level up to 500 meter reduce level. Underground exploratory drilling is carried out on a grid of between 25 to 30 meters which is then infilled to 12.5 or 15 meters after completing the development for final delineation of ore bodies. Past exploration has outlined additional in-mine mineral resources which require further delineation to add to reserves and further extend the mine life.

Kayad Mine

The Kayad lead-zinc mine is located in Ajmer, in the state of Rajasthan.

The Kayad lead-zinc mine deposit was initially prospected by Airborne Mineral Survey and Exploration wing of Geological Survey of India and drilling commenced in August 1988 and was completed in December 1991. The detailed exploration of Kayad deposit was commenced by HZL in the month of June 1999 and continues with a total of 178 kilometers in 1,132 drill holes. According to the reserve report, the proven and probable reserves for Kayad mine as on March 31, 2019 was 4.5 million tons at 5.4% zinc and 0.9% lead and 18 particles per million silver net off. As of March 31, 2019, HZL estimates the remaining mine life of the Kayad mine to be over 4 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan.

The ground breaking of the mine commenced on June 11, 2011. The access is through a decline which divides into two declines at 420 meter reduce level. Development ore production was achieved in the second quarter of fiscal year 2013, and the mine started operations in fiscal year 2014. The mining method practiced in Kayad is long hole open stoping with cemented rock filling or rock filling in the steeper portions of the deposit; while transverse stoping method at flat portion along with cemented rock filling or rock filling. About 47 kilometers of development is planned by 2021. The mining is highly mechanized with twin boom jumbo drills used for face drilling, rock bolting machines used for support and 17 tons and 21 tons diesel load haul dump vehicles coupled with 30 tons, 50 tons and 60 tons low profile dump trucks for loading and hauling. For production, drilling Simba and Solo Drills are being used. The run of mine is stacked in the surface ore stock pile and transported by trucks to the Rampura Agucha mine for beneficiation.

A mine lease of 480.5 hectares was granted to Kayad mine by the state of Rajasthan and is valid until February 2048, subject to further renewal. We have obtained surface land rights over 49.8 hectares. We have also obtained mine plan approval from the Indian Bureau of Mines and received environmental clearance from the MoEF for an increase in lead-zinc ore production capacity from 1.0 mtpa to 1.2 mtpa. We have also obtained consents under various environmental laws to operate the mine, including from the State Pollution Control Board.

In fiscal year 2019, 1.2 million tons of ore at a grade of 8.2% zinc and 1.1% lead ore was mined at Kayad mine which produced 97,945 tons of zinc metal in concentrate and 10,341 tons of lead metal in concentrate.

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

Summary of Mine Reserves

The following table sets out HZL’s proven and probable zinc and lead reserves as of March 31, 2019:

Mine	Proven Reserves				Probable Reserves				Total Proven and Probable Reserves				Vedanta Limited Ownership	Reserve Life
	Quantity	Zinc Grade	Lead Grade	Silver Grade	Quantity	Zinc Grade	Lead Grade	Silver Grade	Quantity	Zinc Grade	Lead Grade	Silver Grade
	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)%		Years
Rampura Agucha	10.0	11.2	1.5	47.0	25.3	14.6	2.0	69.0	35.3	13.6	1.8	63.0	64.9	8
Rajpura Dariba	4.5	5.6	1.5	57.0	5.7	4.7	2.0	47.0	10.2	5.1	1.8	51.0		5
Sindesar Khurd	8.7	4.6	3.2	179.0	23.8	3.9	3.2	169.0	32.5	4.1	3.2	171.0		6
Zawar	2.1	2.6	2.2	29.0	8.0	3.6	1.7	32.0	10.1	3.4	1.8	31.0		3
Kayad	2.1	7.1	1.0	22.0	2.4	3.9	0.8	15.0	4.5	5.4	0.9	18.0		4

Total	27.4	7.2	2.0	87.0	65.2	8.1	2.3	97.0	92.6	7.8	2.3	94.0	64.9

References to “g/t” are grams per ton

Additional information:

1.

The reserve estimates for each of the mines have been prepared by the mining engineer of the respective operation and the same have been audited by SRK Consulting (UK) Limited. The reserves presented for the HZL mines have been adjusted to incorporate losses for mine dilution and mining recovery according to the JORC code.

2.

The dynamic cut-off grade in terms of zinc equivalent was used for calculating reserves and resources. The zinc equivalent cut-off grade for (i) Rampura Agucha mine is 4.4% for main lens and 3.1% for galena lenses (lead equivalent), (ii) Rajpura Dariba is 2.4%, (iii) Sindesar Khurd is 2.65%, (iv) Zawar is 3.77 % and (v) Kayad Mines is 3.3%.

3.	The metallurgical recovery factor for the following HZL mines is as follows:

Mine	Metallurgical Recovery Factor
Rampura Agucha
Zinc	88.2%
Lead	56.3%
Rajpura Dariba
Zinc	83.8%
Lead	68.3%
Sindesar Khurd
Zinc	90.4%
Lead	88.4%
Zawar
Zinc	78.2%
Lead	80.2%

4.

The commodity price for zinc, lead and silver considered for the evaluation of reserves is $ 2,200 per ton, $ 1,900 per ton and $ 18 per ounce (“oz”), respectively. The currency conversion factor used to estimate the reserves was US dollars per Indian Rupees 64.6.

5.	The reserve quantities disclosed are for the entire mine.

Smelters

Overview

The following table sets forth the total capacities as of March 31, 2019 at HZL’s Chanderiya, Debari, Zawar, Dariba and Pantnagar facilities:

Facility	Capacity
	Zinc	Lead	Silver	Sulphuric Acid	Captive Power
	(tpa)	(tpa)	(tpa)	(tpa)	(MW)
Chanderiya(1)	558,000	85,000	—	859,000	247.7
Dariba	234,000	120,000	—	710,500	174.2
Debari	88,000	—	—	387,600	6.5
Pantnagar	—	—	800	—	—
Zawar	—	—	—	—	80

Total	880,000	205,000	800	1,957,100	508.4

(1)

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

•

two RLE hydrometallurgical zinc smelters with a capacity of 219,000 tpa and 234,000 tpa that were commissioned in May 2005 and December 2007. Pursuant to the improvement in operational efficiencies and debottlenecking of plant, zinc smelting capacity of both the plants increased from 170,000 tpa to present.

•	an Ausmelt™ lead smelter with a capacity of 50,000 tpa that was commissioned in February 2006;

•	associated 154 MW (2 captive plants of 77 MW each) and 80 MW coal-based captive power plants commissioned in May 2005 and April 2008, respectively;

•	a 14.8 MW fuel based captive power plant transferred from Debari in March 2009 and which was originally commissioned at Debari in March 2003; and

•	3 sulphuric acid plants with a total capacity of 859,000 tpa of sulphuric acid.

Concentrate requirements for the facility are supplied by HZL’s mines. The 154 MW and 80 MW thermal power plant along with 13.7 MW WHRB (Waste Heat Recovery Boilers) power generation facility at Chanderiya provide all of the power for the facility. In addition two liquid fuel power generation capacity of 14.8 MW are also available. The captive power plants require approximately 100,000 metric tons of coal at 6,000 gross calorific value per month, which is currently met through imports and domestic sources. The impure silver obtained as a by-product from zinc-lead smelting at this smelter is refined at the Pantnagar plant.

Dariba

The Dariba hydrometallurgical zinc smelter is located in the Rajsamand district of Rajasthan which was commissioned in March 2010 having capacity of 220,000 tpa which has increased to 234,000 tpa pursuant to debottlenecking of plant in fiscal year 2019. The Dariba facility also includes a 306,000 tpa sulphuric acid plant. In July 2011, we commissioned a new 100,000 tpa lead smelter and pursuant to the improvement in operational efficiencies which was completed in March 2018, the capacity increased by 20,000 tpa to 120,000 tpa. It also includes a 98,500 tpa sulphuric acid plant. A majority of the power requirements of the facility is sourced from the 160 MW coal-based captive power plant and 14.2 MW WHRB power generation facility at Dariba. A new roaster was commissioned in April 2013 in the Dariba facility with an associated sulphuric acid plant capacity of 306,000 tpa. Zinc cathodes are sent to its refining facilities at Pantnagar in Uttarakhand state for refining and processing. The anode slime obtained as a residue from lead smelting at this smelter is refined and processed into silver ingots at the Pantnagar plant.

Debari

The Debari hydrometallurgical zinc smelter is located in the state of Rajasthan. The hydrometallurgical zinc smelter was commissioned in 1968, uses RLE technology and has a capacity of 80,000 tpa which was increased to 88,000 tpa in April 2008, pursuant to improvements made to its operational efficiencies. The Debari facility also includes a 387,600 tpa sulphuric acid plant. A majority of the power requirements of the facility is sourced from the coal-based captive power plant at Chanderiya and Zawar and 6.5 MW WHRB power generation facility. In addition, 2 liquid fuel based power generation capacity of 14.8 MW are also available.

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

Pantnagar

The Pantnagar plant, which is located in the state of Uttarakhand in northwest India, includes a 518 tpa silver refinery that was commissioned in December, 2011, a zinc ingot and a lead ingot refining and processing plant that was commissioned in February 2012. Pursuant to the improvement in operational efficiencies and debottlenecking of existing facility which was completed in March 2019, the Silver smelting capacity increased by 282 tpa ( 82 tpa in 2018 and 200 tpa in 2019) to 800 tpa. The Pantnagar plant refines and processes zinc and lead ingots from zinc and lead cathodes that are produced by our Chanderiya and Dariba smelters and also refines the impure silver obtained as a by-product from lead smelting conducted at our Chanderiya and Dariba smelters. Therefore the Pantnagar plant does not increase the total zinc and lead production capacity of HZL’s facilities. Haridwar and Pantnagar facility is also used for nationwide distribution of finished goods as well as for exports.

Production Volumes

The following table sets out HZL’s total production from its Chanderiya, Debari, Dariba and the Pantnagar facilities for fiscal years ended March 31, 2017, 2018 and 2019:

		For the Year Ended March 31,
Facility	Product	2017	2018	2019
		(tons, except for silver which is in kgs)
Chanderiya
ISPTM pyrometallurgical lead-zinc smelter	Zinc	83,838	86,424	24,331
	Lead	23,121	23,867	40,728
	Silver	—	352	6,400
First hydrometallurgical zinc smelter	Zinc	173,401	196,180	191,193
	Zinc	178,424	214,441	209,279
AusmeltTM lead smelter	Lead	23,352	48,583	45,188
Sulphuric acid plants	Sulphuric acid	545,563	615,409	552,660
Dariba
Hydrometallurgical zinc smelter	Zinc	189,882	217,433	203,512
Lead Smelter	Lead	92,535	95,796	111,922
Sulphuric acid plant	Sulphuric acid	446,997	512,945	477,217
Debari
Hydrometallurgical zinc smelter	Zinc	46,442	76,980	67,968
Sulphuric acid plant	Sulphuric acid	191,636	275,741	253,363
Pantnagar
Silver Refinery	Silver	452,543	557,517	679,183
Total	Zinc	671,987	791,458	696,283
	Lead(1)	139,008	168,246	197,838
	Silver	452,543	557,869	685,583
	Sulphuric acid	1,184,196	1,404,095	1,283,240

(1)

Excludes lead containing a high content of silver (high silver lead) produced from the pyrometallurgical lead-zinc smelter for captive use, which was 5,285 tons, 6,946 tons and 6,534 in fiscal years 2017, 2018 and 2019 respectively.

The following table sets out HZL’s total ore, zinc concentrate, lead concentrate and bulk concentrate production for fiscal year’s ended March 31, 2017, 2018 and 2019:

		Year Ended March 31,
Mine (Type of Mine)	Product	2017	2018	2019
		(tons, except percentages)
Rampura Agucha (Open-pit)	Ore mined	3,321,192	1,764,564	—
	Ore grade – Zinc	13.3%	11.8%	—
	Lead	1.9%	1.7%	—
	Recovery – Zinc	91.9%	90.1%	—
	Lead	63.3%	57.9%	—
	Zinc concentrate	769,015	405,375	—
	Lead concentrate	61,799	32,052	—
Rampura Agucha (Underground)	Ore mined	1,379,746	2,078,623	3,330,011
	Ore grade – Zinc	10.2%	11.1%	11.8%
	Lead	1.3%	1.5%	1.7%
	Recovery – Zinc	89.9%	88.1%	86.8%
	Lead	56.4%	53.4%	53.5%
	Zinc concentrate	191,123	456,938	718,272
	Lead concentrate	14,688	33,997	59,677
Kayad (Underground)	Ore mined	1,000,000	1,200,000	1,199,823
	Ore grade – Zinc	10.0%	8.7%	8.2%
	Lead	1.4%	1.2%	1.1%
	Recovery – Zinc	94.8%	94.5%	94.3%
	Lead	75.0%	75.4%	74.0%
	Zinc concentrate	164,332	196,692	191,950
	Lead concentrate	15,597	18,665	17,947
Rajpura Dariba (Underground)	Ore mined	745,534	895,568	1,079,955
	Ore grade – Zinc	5.2%	4.8%	5.0%
	Lead	1.2%	1.1%	1.2%
	Recovery – Zinc	83.8%	83.9%	83.8%
	Lead	68.7%	69.8%	68.3%
	Zinc concentrate	64,251	76,495	91,815
	Lead concentrate	14,482	18,394	23,027
Sindesar Khurd (Underground)	Ore mined	3,664,768	4,500,000	5,310,794
	Ore grade – Zinc	3.9%	4.0%	3.7%
	Lead	2.1%	2.1%	2.4%
	Recovery – Zinc	90.5%	90.9%	90.4%
	Lead	87.6%	87.9%	88.4%
	Zinc concentrate	230,677	326,890	350,272
	Lead concentrate	109,007	146,148	187,273
Zawar (Underground)	Ore mined	1,770,000	2,176,111	2,864,587
	Ore grade – Zinc	2.8%	2.5%	2.4%
	Lead	2.1%	2.0%	2.0%
	Recovery – Zinc	91.0%	78.6%	78.2%
	Lead	90.9%	74.8%	80.2%
	Zinc concentrate	3,441	51,288	1,04,497
	Lead concentrate	3,088	32,849	70,458
	Bulk concentrate(1)	113,015	41,697	—
Total	Ore mined	11,881,240	12,614,866	13,785,170
	Zinc concentrate	1,422,839	1,513,678	1,456,806
	Lead concentrate	218,661	282,105	358,382
	Bulk concentrate(1)	113,015	41,697	—

(1)	Bulk concentrate is concentrate that contains both zinc and lead.

Principal Raw Materials

The principal inputs of HZL’s zinc smelting business are zinc and lead concentrates and power. HZL has in the past been able to secure an adequate supply of the principal inputs for its business.

Zinc and Lead Concentrates

Zinc and lead concentrates are the principal raw material of HZL’s smelters. HZL’s lead-zinc mines have provided all of its requirements for zinc and lead concentrates in fiscal year 2019. We expect HZL’s mines to continue to provide nearly all of its zinc and lead concentrate requirements for the foreseeable future.

Power

Most of HZL’s operations are powered by the coal-based captive power plants at Chanderiya, Dariba and Zawar. HZL imports the required thermal coal from a number of third party suppliers and part of the requirement is sourced by way of linkage with South Eastern Coalfields Limited (a subsidiary of Coal India Limited), Western Coal Field and Northern Coal Field (“NCL”).

In past the coal supplies to Chanderiya had stopped due to pending decision at Ministry of Coal on the linkage supply to plants which have been allocated coal blocks. In February 2014 the coal block allocated to the Chanderiya lead zinc smelter captive power plant was deallocated by the Ministry of Coal. As of January 2016, the coal supplies to Dariba captive power plant stopped due to the expiry of the existing fuel supply agreement and further renewal of such agreement has not yet been sanctioned by South Eastern Coalfields Limited. Linkage coal supplies to HZL’s power plants at Zawar are continuing and the linkage quantity for these plants has been restricted to 50.0% of 0.4 million tons. The remaining coal requirements are met through the import of coal from various countries.

HZL currently has Fuel Supply Agreement (FSA) of 1.39 million tons of coal linkage with Ministry of Coal for the supply of Coal to the Ministry of Coal. However, due to limited coal availability, Coal India Limited has been supplying only 25.0% of the 1.39 million tons linkage quantity. The FSA was signed in September 2017 with Ministry of Coal for coal supplies to Chanderiya and Dariba. For Zawar, FSA is valid till June 2019 and we have applied for extension till date of new auction.

HZL Captive Power Plant operations in lieu of short supply of linkage coal from Coal India Limited (CIL) and to Cater 100.0% requirement for Coal, is met by sourcing imported coal from various sources/origin around the globe on long term/ spot basis with remaining operations source their required power from existing Captive Power Plants or from local power companies.

Metallurgical Coke

In addition, HZL’s pyrometallurgical smelter at Chanderiya and lead smelter at Dariba requires metallurgical coke that is used in the smelting process. HZL currently sources its metallurgical coke requirements from third parties under long-term/spot contracts and the open market.

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

Sales and Marketing

HZL’s 10 largest customers accounted for approximately 37.4%, 35.5% and 30.6% of its revenue in fiscal years 2017, 2018 and 2019 respectively. No customer accounted for greater than 10.0% of HZL’s zinc business revenue in fiscal years 2017, 2018 and 2019.

HZL’s marketing office is located in Mumbai, and it has field sales and marketing offices in most major metropolitan centers in India. In fiscal year 2019, HZL sold approximately 77.0% of the zinc and lead metal it produced in the Indian market and exported approximately 23.0% of our Zinc India segment revenue.

In fiscal year 2019, HZL accounted for approximately 95.0% of domestic sales of zinc metal under annual contracts and approximately 82.0% of export sales under annual contracts specifying quantity, grade and price, with the remainder sold on the spot market. The contract sales price is linked to prevailing LME price with an additional physical market premium.

Projects and Developments

HZL has been actively conducting exploration, which has resulted in net ore reserves of 92.6 million tons across all mines in fiscal year 2019. Based on long-term evaluation of assets and in consultation with mining experts, we have finalized the next phase of growth, which will involve sinking of underground shafts and developing underground mines. The plan comprises developing a 4.5 mmtpa underground mine at Rampura Agucha mine and expanding the Sindesar Khurd mine from 2.0 mmtpa to 6.0 mmtpa, Zawar mines from 1.2 mmtpa to 4.5 mmtpa, Rajpura Dariba mine from 0.6 mmtpa to 2.0 mmtpa and Kayad mine from 0.4 mmtpa to 1.2 mmtpa. The growth plan will increase mined metal production capacity to 1.25 mmtpa. The estimated cost for these projects amounts to ₹ 122,100 million ($ 1,765 million). HZL spent ₹ 19,940 million ($ 288 million) on these projects in fiscal year 2019.

Market Share and Competition

HZL is the only integrated zinc producer in India and had a market share by sales volume of the Indian zinc market of 79.0% in fiscal year 2019, according to ILZDA. Imports and secondary sources accounted for the remaining 21.0% market share, according to ILZDA. Zinc is a commodity product and HZL competes primarily on the basis of price, time of delivery and location. Zinc metal also faces competition as a result of substitution of materials, including aluminium, stainless steel and other alloys, plastics and other materials being substituted for galvanized steel and epoxies, paints and other chemicals being used to treat steel in place of galvanization in the construction market.

Our Zinc International Business

Our zinc international business comprises THL Zinc Namibia Holdings (Proprietary) Limited (“Skorpion”), which owns the Skorpion mine and refinery in Namibia and Black Mountain Mining (“BMM”), which owns the Black Mountain mine and the Gamsberg mine in South Africa.

Skorpion

Overview

Skorpion was incorporated on June 16, 1998 and is headquartered at the Skorpion Zinc mine site, which is situated 25 kilometres north of Rosh Pinah Namibia. Skorpion’s wholly owned subsidiaries are: Skorpion Zinc (Proprietary) Limited, Namzinc (Proprietary) Limited, Amica Guesthouse (Proprietary) Limited and Skorpion Mining Company (Proprietary) Limited. Skorpion Zinc (Proprietary) Limited is an investment holding company, owning the entire share capital in Namzinc (Proprietary) Limited and Skorpion Mining Company (Proprietary) Limited. Namzinc (Proprietary) Limited operates a zinc refinery, which procures oxide zinc ore from Skorpion Mining Company (Proprietary) Limited, which in turn extracts the ore from an open pit zinc deposit. Skorpion Mining Company (Proprietary) Limited is a member of the Chamber of Mines in Namibia.

Principal Products

Skorpion produces SHG zinc ingots of LME grade. Skorpion offers the product to customer’s primarily through short term or spot contracts, covering the sale of all zinc ingots produced at the integrated mine and refinery of Skorpion.

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

As of March 31, 2019, the remaining mine life of the Skorpion mine is approximately 9 months based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan. The Skorpion mine has an attached electrolytic refinery with the capacity to produce approximately 150,000 tons of SHG zinc ingots annually. Further opportunities to extend the life of the mine are currently being evaluated based on the sulphide ore bodies in the nearby areas. Skorpion is also exploring the options of converting the refinery from a stand-alone oxide ore treatment plant to a sulphide ore treatment plant also.

Summary of Mine Reserves

The following table sets out the proved and probable zinc reserves as of March 31, 2019:

	Proved Reserve		Probable Reserve		Total Proved and Probable Reserves		Vedanta Limited Interest	Reserve life
Mine	Quantity	Zinc Grade	Quantity	Zinc Grade	Quantity	Zinc Grade
	(million tons)	(%)	(million tons)	(%)	(million tons)	(%)	(%)	(Years)
Skorpion	0.4	6.1	1.7	11.5	2.1	10.5	100.0	0.75
Total	0.4	6.1	1.7	11.5	2.1	10.5	100.0	0.75

Additional information:

1.

The estimate of ore reserves were reviewed by SRK Consultants Pty Ltd. in accordance with the principles and guidelines of the Australian Code for reporting of mineral resources and ore reserves (JORC code, 2012 edition).

2.	The cut-off grade used with our reserve estimate is 3.0%.

3.	The metallurgical recovery factor for Skorpion mine ranges from 81.5% to 90.5%.

4.	The commodity price considered for the evaluation of reserves is $ 2,611 per ton and currency conversion factor that were used to estimate our reserves was Namibian Dollar per US dollars 14.04.

5.	The reserve quantities disclosed are for the entire mine.

Skorpion Facility

The following table sets out the total capacity of the facility at Skorpion as of March 31, 2019:

Capacity
Facility	Zinc (tpa)

Skorpion	150,000

Total	150,000

Production Volumes

The following table sets out the total production from Skorpion zinc refinery, total ore and zinc concentrate production at the Skorpion mine, for fiscal years ended March 31, 2017, 2018 and 2019:

Mine (Type of Mine)	Product	Fiscal Year
		2017	2018	2019
		(tons except percentage)
Zinc refinery	Zinc	85,427	84,215	65,948
Skorpion (Open-pit)	Ore mined	1,206,176	537,066	1,009,243
	Ore grade - Zinc	8.4%	8.2%	7.6%
	Recovery - Zinc	83.9%	81.2%	77.4%

Principal Raw Materials

The Skorpion mine used 26,529 tons of oxides in fiscal year 2019, of which 100.0% was imported in bulk and shipped to Namibia through the port of Luderitz.

Power

The maximum power demand of the Skorpion mine is 85 MW and power is supplied from South Africa and is governed by a tri-partite US Dollar-denominated contract between Namibia Power Corporation (Proprietary) Limited, Eskom Holdings Limited and Skorpion, that currently links the annual increases in power costs to a US inflationary index. The tri-partite contract that expired in January 2018 was resigned with negotiations with NamPower and Eskom for renewal of a contract for a further 3 years from October 1, 2018 to January 31, 2021.

Distribution, Transport and Logistics

Zinc at the Skorpion mine is cast into ingots and transported from the refinery to the port of Luderitz, approximately 300 kilometers away by trucks each having a maximum capacity of 35 tons. On the return trip from Luderitz, these trucks carry sulphur transported to site, which is imported by ship. All other re-agents and consumables are trucked in by a transport contractor.

Sales and Marketing

Skorpion’s 10 largest customers accounted for approximately, 99.0%, 94.4% and 83.6% of its revenue in fiscal years 2017, 2018 and 2019 respectively. Three of Skorpion’s customers accounted for approximately 86.0%, 75.0% and 49.5% of Skorpion’s revenue in fiscal years 2017, 2018 and 2019. Skorpion’s marketing office is located in Rosh Pinah.

Most of the zinc metal that Skorpion produced in fiscal year 2019 was sold under spot or short term contracts. About 35.0% of the metal produced is sold in the Southern African Customs Union market and balance is sold to other regions. The contract sales price is linked to prevailing LME price with an additional market premium. Thus, the price that Skorpion receives for its zinc is dependent upon and is subject to fluctuations in the LME price.

Market Share and Competition

The Skorpion mine produces high-grade, high purity SHG zinc ingots that are registered on the LME. It is a 100% export oriented unit with around 20Kt to 35Kt of the total production sold in the Africa region. It is the only and Mining and Zinc Refinery unit in African region.

Black Mountain Mining

Overview

BMM consists of the Black Mountain mine and the Gamsberg Mine. We own a 69.6% interest in BMM, Exxaro Resources Limited (through its wholly owned subsidiary, Exxaro Base Metals & Industrial Mineral Holdings (Pty) Ltd) holds 24.4% interest and the remaining 6% is held by Employee Trust in BMM.

The predominant mining method is ramp in stope cut and fill and long hole stoping. The planned production rate is 1.68 mtpa plant feed and the shaft hoisting capacity is approximately 1.22 mtpa from Deeps mine and 0.5 mtpa from Swartberg. All production stopes in the Deeps mine are backfilled and waste filled, integrated into the mining sequence.

During fiscal year 2019, 1,611,301 tons of ore at 2.8% zinc and 3.2% lead were mined from the Black Mountain mine, which produced approximately 58,874 tons of zinc concentrate and 55,548 tons of lead concentrate, containing 27,558 tons of zinc metal and 37,354 tons of lead metal respectively. In addition, the Black Mountain mine also produced 6,102 tons of copper in concentrate and 35 tons of silver in concentrate.

During fiscal year 2019, 1,551,361 tons of ore at 5.6% zinc was mined from the Gamsberg mine, which produced approximately 36,621 tons of zinc concentrate, containing 17,128 tons of zinc.

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

Principal Facilities

The following maps shows the specific location of the Black Mountain mine in Northern Cape in South Africa:

Mines

The zinc mine at Black Mountain is an underground operation, mining a polymetallic ore body, with an attached concentrator producing approximately 27,558 tons of zinc in concentrate and 37,354 tons of lead in concentrate respectively. In addition, the Black Mountain mine also produced 6,102 tons of copper in concentrate and 35 tons of silver in concentrate annually.

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

Underground drilling of the deeps ore body was started in December 2000 and were completed in 2012. As of March 31, 2019, BMM estimates the remaining mine life of the Black Mountain mine to be 4 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan.

Two equal mining methods are deployed, ramp in stope cut and fill and long hole mining. The production rate is 1.68 mtpa plant feed and the shafts combined hoisting capacity is approximately 145,000 tons per month. All production stopes at Deeps are backfilled and waste filled, integrated into the mining sequence.

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

Swartberg was mined on a small scale (25,800 tons per month) from 1995 but production was stopped in 2006 in an effort to procure the Deeps mine in full production. Mining at Swartberg was re-introduced in the year 2012 by a diamond drilling campaign to explore the ore bodies on strike. Down-plunge in depth at this mine was started in the same year. Following positive results from this drilling a pre-feasibility study is in progress to investigate the potential of a fully operating mine at Swartberg, which will replace ore from the Deeps mine once it is mined out in the year 2023.

The Gamsberg ore body is a large undeveloped zinc deposit situated approximately 22 kms from Black Mountain. The Gamsberg Project was officially approved by the Company’s Board in November 2014. In April 2015, the project schedule was revised after optimizing the mining cost. The pre-start mining (creating access to the mine to enable the start of bulk prestripping) started in July 27, 2015 and the major milestone of creation of north access ramp was achieved by end of April 2017. Bulk pre-stripping commenced in April 2017 and the total pre-stripping of 68 million tons as against the project target tons was completed in July 2018. At March 31, 2019, 1,551,361 tons of ore had been mined.

The plant and infrastructure order was placed in October 2016 and site construction started in early June 2017. The milestone of first ore feed as part of the commissioning was achieved by end of September 2018, with all construction activities getting completed in October 2018 and trial saleable production started. First shipment was done in December 2018. The plant reached a steady state of production in February 2019 and the plant was capitalized during March 2019. The plant produced 17,128 tons of zinc concentrate as at March 31, 2019.

The total capitalization value is $ 358 million (including earlier capitalization of Mine development asset). A further capitalization of $ 27 million is forecast mostly for various infrastructure needs. The final project cost is well within our earlier capital guidance of $ 400 million.

Summary of Mine Reserves

The following table sets out the proved and probable zinc and lead reserves as of March 31, 2019:

Mine	Proved Reserve				Probable Reserve				Total Proved and Probable Reserves				Vedanta Limited ownership	Reserve life
	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver
	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(%)	(Years)
Black Mountain-Deeps	1.6	2.9	3.6	37	3.5	2.9	1.4	21	5.1	2.9	2.1	26	74.0	4

	Proved Reserve				Probable Reserve				Total Proved and Probable Reserves				Vedanta Limited ownership	Reserve life
	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver
	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(%)	(Years)
Black Mountain-Swartberg	—	—	—	—	2.6	0.7	3.4	28	2.6	0.7	3.4	28	74.0	4

	Proved Reserve				Probable Reserve				Total Proved and Probable Reserves				Vedanta Limited ownership	Reserve life
	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver
	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(%)	(Years)
Black Mountain-Gamsberg	50.3	6.8	0.5		3.4	5.8	0.5		53.7	6.7	0.5		74.0	11

References to “g/t” are grams per ton

Additional information:

Deeps and Swartberg

1.

The estimate of ore reserves were reviewed by SRK Consultants Pty Ltd. in accordance with the principles and guidelines of the Australian Code for reporting of mineral resources and ore reserves (JORC code, 2012 edition).

2.	The cut-off rand value used with our reserve estimate is 894 ZAR per ton.

3.	The metallurgical recovery factor for zinc, lead and copper is 78.5%, 86.1% and 74.1%, respectively.

4.

The commodity prices for zinc, lead and copper considered for evaluation of reserves were $ 2,658 per ton, $ 2,087 per ton and $ 6,700 per ton, respectively. The average currency conversion factor that was used to estimate our reserves was South African Rand per US $ 14.21.

5.	The reserve quantities disclosed are for the entire mine and our share in the reserve quantities is 69.6%.

Gamsberg

1.

The estimate of ore reserves were reviewed by SRK Consultants Pty Ltd. in accordance with the principles and guidelines of the Australian Code for reporting of mineral resources and ore reserves (JORC code, 2012 edition).

2.	The zinc cut-off grade used with our reserve estimate is 2.06%.

3.

The commodity price for zinc considered for evaluation of reserves was $ 2,663 per ton. The average currency conversion factor that was used to estimate our reserves was South African Rand per $ 16.62.

4.	The reserve quantities disclosed are for the entire mine and our share in the reserve quantities is 69.6%.

Production Volumes

The following table sets out the total ore, zinc and lead concentrate production at the Black Mountain mine for each of fiscal years ended March 31, 2017, 2018 and 2019:

Mine (Type of Mine)	Product		For the year ended March 31,
			2017	2018	2019
			(tons, except percentages)
Black Mountain (Underground)	Ore mined		1,590,600	1,605,892	1,611,301
	Ore grade	Zinc	2.50%	2.30%	2.30%
		Lead	3.20%	3.40%	3.10%
	Recovery	Zinc	77.10%	76.40%	78.10%
		Lead	86.30%	86.90%	82.00%
	Concentrate	Zinc	58,005	55,501	58,874
		Lead	59,518	65,381	55,548
Gamsberg (Open-pit)	Ore mined		—	—	1,551,361
	Ore grade	Zinc	—	—	5.60%
		Lead	—	—	0.40%
	Recovery	Zinc	—	—	58.30%
		Lead	—	—	—
	Concentrate	Zinc	—	—	17,128
		Lead	—	—	—

Principal Raw Materials

There are no major raw materials used in Black Mountain or Gamsberg Mine, except for diesel and backfill cement used underground for TMM machines and backfill of stopes respectively, and chemical reagents, which are used in the floatation process to produce zinc and lead concentrates.

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

Gamsberg Mine produces zinc and lead concentrates that are sold in international markets on a spot basis or a frame contract basis. The commercial terms negotiated include taking into account the percentage of payable metals, treatment and refining charges and applicable prices. Some of the customers of Gamsberg Mine are Korea Zinc, MRI Trading AG, Nobel Resources Limited.

All the zinc and lead metal that BMM and Gamsberg Mine produced in fiscal year 2019 was sold under frame or spot contracts specifying quantity, grade and price. The contract sales price is linked to the prevailing LME price with an additional market premium. Thus, the price that BMM & Gamsberg receives for its zinc and lead is dependent upon and is subject to fluctuations in the LME price.

Lisheen

The Lisheen mine is located in County Tipperary, Republic of Ireland. Mining and milling activities at the Lisheen mine ceased in December 2015 and the mine has closed. Concentrator and other plant infrastructure was sold, rehabilitation of the mine is almost complete and the mine is moving into passive closure.

Our Oil and Gas Business

Overview

Oil and gas business is primarily owned and operated by Vedanta Limited and its subsidiary – Cairn India Holdings Limited. The oil and gas business segment has a diversified asset base with 48 blocks in India and one block in South Africa. The blocks are primarily located across the Indian basins in Barmer, Krishna-Godavari, Cambay, Assam, Gujarat Kutch and Cauvery, and the Orange Basin in South Africa. Vedanta Limited – oil and gas business along with joint venture partner Petro SA, filed closure application with PASA on September 19, 2018 to exit from South Africa operations. The application is under consideration by PASA.

Vedanta Limited – oil and gas business is primarily engaged in the business of exploration, development and production of crude oil, gas and related by-products. Oil and gas business continues to contribute significantly to India’s domestic crude oil production. Vedanta Limited operates approximately 25.0% of India’s domestic crude oil production and, to date, has opened four frontier basins with numerous discoveries.

The following table sets forth details of Vedanta Limited- oil and gas business and its subsidiaries assets including its percentage interest and its partners as of March 31, 2019:

S.No.	Asset	Basin	Our interest	JV partners	Area (in sq km)
India
1	RJ-ON-90/1	Barmer	70.0%	ONGC	3,111
2	CB/OS-2	Cambay	40.0%	ONGC, Tata Petrodyne	207
3	RAVVA	KG Offshore	22.5%	ONGC, Ravva Oil Singapore, Videocon Industries Limited	331
4	KG-ONN-2003/1	KG Onshore	49.0%	ONGC	315
5	KG-OSN-2009/3	KG Offshore	100.0%	—	1,988
6	AA-ONHP-2017/1	Assam	100.0%	—	715
7	AA-ONHP-2017/6	Assam	100.0%	—	279
8	AA-ONHP-2017/14	Assam	100.0%	—	1,719
9	AA-ONHP-2017/4	Assam	100.0%	—	839
10	AA-ONHP-2017/5	Assam	100.0%	—	758
11	AA-ONHP-2017/8	Assam	100.0%	—	611
12	AA-ONHP-2017/9	Assam	100.0%	—	18
13	AA-ONHP-2017/11	Assam	100.0%	—	785
14	AA-ONHP-2017/15	Assam	100.0%	—	1,367
15	AA-ONHP-2017/2	Assam	100.0%	—	73
16	AA-ONHP-2017/3	Assam	100.0%	—	268
17	AA/ONDSF/Hazarigaon/2018	Assam	100.0%	—	30.74
18	KG-ONHP-2017/1	KG Onshore	100.0%	—	2,321
19	KG-ONHP-2017/2	KG Onshore	100.0%	—	668
20	KG-ONHP-2017/3	KG Onshore	100.0%	—	49
21	KG/ONDSF/Kaza/2018	KG Onshore	100.0%	—	114.93
22	KG-OSHP-2017/1	KG Offshore	100.0%	—	177
23	KG-DWHP-2017/1	KG Deepwater	100.0%	—	6,574
24	CY-OSHP-2017/1	Cauvery Offshore	100.0%	—	Onshore 154
				—	Offshore 1,640
25	CY-OSHP-2017/2	Cauvery Offshore	100.0%	—	Onshore 100
				—	Offshore 2,474
26	GK-ONHP-2017/1	Gujarat Kutch Onland	100.0%	—	Onshore 2,454
				—	Offshore 236
27	GK-OSHP-2017/1	Gujarat Kutch Offshore	100.0%	—	2,960
28	GS-OSHP-2017/1	Gujarat Kutch Offshore	100.0%	—	2,627
29	GS-OSHP-2017/2	Gujarat Kutch Offshore	100.0%	—	674
30	MB-OSHP-2017/2	Mumbai Offshore	100.0%	—	2,690
31	RJ-ONHP-2017/5	Barmer	100.0%	—	917
32	RJ-ONHP-2017/6	Barmer	100.0%	—	925
33	RJ-ONHP-2017/7	Barmer	100.0%	—	603
34	RJ-ONHP-2017/1	Barmer	100.0%	—	542
35	RJ-ONHP-2017/2	Barmer	100.0%	—	1,072
36	RJ-ONHP-2017/3	Barmer	100.0%	—	1,430
37	RJ-ONHP-2017/4	Barmer	100.0%	—	1,087
38	CB-ONHP-2017/1	Cambay	100.0%	—	1,490
39	CB-ONHP-2017/7	Cambay	100.0%	—	1,335
40	CB-ONHP-2017/10	Cambay	100.0%	—	2,766
41	CB-ONHP-2017/6	Cambay	100.0%	—	19
42	CB-ONHP-2017/2	Cambay	100.0%	—	317
43	CB-ONHP-2017/3	Cambay	100.0%	—	83
44	CB-ONHP-2017/4	Cambay	100.0%	—	95
45	CB-ONHP-2017/5	Cambay	100.0%	—	990
46	CB-ONHP-2017/11	Cambay	100.0%	—	70
47	HF-ONHP-2017/1	Himalaya Foreland	100.0%	—	666
48	GV-ONHP-2017/1	Ganga Valley	100.0%	—	1,817

International
49	Block 1*	Orange, South Africa	60.0%	Petro SA	19,898

Total					75,450

*

Vedanta Limited - oil and gas business along with joint venture partner Petro SA, filed closure application with PASA on September 19, 2018 to exit from South Africa operations. The application is under consideration by PASA.

Rajasthan, RJ-ON-90/1 block, Barmer Basin (operator, 70.0% participating interest)

The Rajasthan RJ-ON-90/1 (the “Rajasthan block”) is an onshore block. It is Cairn’s principal production asset where Vedanta Limited along with Cairn Energy Hydrocarbons Limited owns a 70.0% participating interest pursuant to the production sharing contract. Cairn’s joint operation partner, ONGC, has a 30.0% participating interest. The Rajasthan block is spread over 3,111 square kms in the west of Barmer district, and consists of three contiguous development areas: (i) Development Area 1, primarily comprising the Mangala, Aishwariya, Raageshwari, Guda and Saraswati fields; (ii) Development Area 2, primarily comprising of the Bhagyam, (NI and NE) and Shakti fields; and (iii) Development Area 3, comprising of the Kaameshwari West fields.

The Mangala field was discovered in January 2004. This was followed by many other discoveries including the Aishwariya and Bhagyam fields. In the Rajasthan block, 38 discoveries have been established, since inception. Exploration activities and studies indicate that the block has further potential for reserves for future growth opportunities.

Cairn also own and operate significant infrastructure assets to facilitate the processing, transportation, and sale of crude oil produced in the Rajasthan block. For fiscal year 2019, Cairn’s net average daily production was 72,849 boepd from the Rajasthan block.

Cambay, CB/OS-2 block, Cambay Basin (operator, 40.0% participating interest)

The Cambay CB/OS-2 (the “Cambay block”) is an offshore block which is located in the Cambay Basin of the state of Gujarat in western India. Vedanta Limited - oil and gas business’s operations in the Cambay block are centered on the Lakshmi and Gauri oil and gas fields and the CB-X development area. Based on exploration and development activities undertaken by Vedanta Limited - oil and gas business, the Cambay block has yielded natural gas discoveries in its offshore Lakshmi and Gauri fields and onshore CB-X field and crude oil discoveries in the former two fields. Vedanta Limited - oil and gas business along with its Joint venture partners ONGC and TATA Petrodyne commenced its gas production from the Lakshmi gas field in 2002 and from the Gauri field in 2004. Production of co-mingled crude oil, which consists of crude oil plus condensate, from the Gauri field commenced in 2005. Lakshmi and Gauri offshore fields cover areas of 121.1 square kms and 52.7 square kms, respectively, in the Cambay Basin and lie off the coast of the state of Gujarat in water depths of approximately 20 meters. CB-X is an onshore gas field situated in the Cambay block and covers an area of 33.3 square kms. Currently, there is no production from CB-X field. For fiscal year 2019, Vedanta Limited - oil and gas business’s net average daily production was 4,282 boepd from the Cambay block.

Ravva, PKGM-1 block, Krishna Godavari Basin, Eastern India (operator, 22.5% participating interest)

Vedanta Limited - oil and gas business’s production operations in the Krishna-Godavari Basin are centered on the Ravva PKGM-1 (the “Ravva block”), lying off the coast of Andhra Pradesh in Eastern India, in water depths up to 40 meters. Developed in partnership with ONGC, Videocon Industries Limited and Ravva Oil Singapore, Vedanta Limited - oil and gas business became the operator of Ravva block in 1996. For fiscal year 2019, Vedanta Limited - oil and gas business’s net average daily production was 1,728 boepd from the Ravva block.

KG Onshore, KG-ONN-2003/1, Krishna Godavari Basin (49.0% participating interest)

The onshore block KG-ONN-2003/1, located in the Krishna Godavari basin in the state of Andhra Pradesh, was awarded in NELP V round to a joint venture between Vedanta Limited - oil and gas business and ONGC. Nagayalanka-1Z was the first discovery in the block. For fiscal year 2019, net average daily production was 119 boepd from the KG block.

Production from the existing well has commenced in the first quarter of fiscal year 2019. Drilling of three development wells was completed by in fiscal year 2019. Hydrofrac and well completion campaign is expected to be completed during second quarter of fiscal year 2020.

KG Offshore, KG-OSN-2009/3, Krishna Godavari Basin (operator, 100.0% participating interest)

The offshore block KG-OSN-2009/3 covers an area of 1,988 square kms and is located in the Krishna Godavari Basin off the coast of the state of Andhra Pradesh. The block is currently in the initial exploration phase and an extension of one year has been sought from MoPNG and DGH. Two well drilling program commenced in April 2018. In fiscal year 2019, gas discovery was declared in the first well and oil discovery was notified in second exploratory well. Further analysis and studies are ongoing to establish the size and commerciality of the discoveries.

South Africa, Block 1—Orange Basin, South Africa (operating through a subsidiary, 60.0% participating interest)

Cairn signed a farm-in agreement with PetroSA, the national oil company of South Africa, for the 19,898 square kms off-shore block one, located in the Orange Basin in South Africa. Cairn South Africa Proprietary Limited, a wholly owned subsidiary of Vedanta Limited held a 60.0% participating interest in offshore block 1 with operatorship and PetroSA as the Joint venture partner.

The regulator, PASA, intimated to the joint venture on lapsing of the exploration right as a consequence of the Supreme Court of Arbitration ruling in South Africa (Mawatse Judgement). Accordingly, along with joint venture partner PetroSA, closure application with PASA has been filed in September 19, 2018 to exit from South Africa operations. This application is under consideration by PASA.

Open Acreage Licensing Policy (“OALP”) (100% participating interest)

In August 2018, Vedanta Limited – oil and gas business was awarded 41 blocks under the first round of auctions under the OALP. These blocks are spread across India in the states of Andhra Pradesh, Assam, Tamil Nadu, Tripura, Rajasthan, Maharashtra and Gujarat, and add approximately 50,000 square kms to Vedanta Limited’s oil and gas portfolio. The contracts for these were signed with GoI in October 2018.

Discovered Small Fields (“DSF2”) (100% participating interest)

Vedanta Limited – oil and gas business has won two discovered small fields in DSF round-2 named as Hazarigaon and Kaza gas field located in Assam and KG basins respectively. After getting the mining lease, plan is to submit field development plans (FDP) for these two fields for early production.

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

Production

The table below shows oil and gas production results for fiscal years 2017, 2018 and 2019.

Average Daily Production	Units	2017	2018	2019	% Change (2018 Vs. 2019)
Net operated*	Boepd	78,259	80,595	78,978	(2.0)%
Oil	Bopd	76,906	78,082	75,411	(3.0)%
Gas	Mmscfd	8	15	21	40.0%

*	Including KG-ONN production of 119boepd in which Vedanta Limited - oil and gas business is a non-operator.

Estimate of Reserves

Set forth in the table below is certain data regarding the estimates of net reserves from fields within Rajasthan block, Ravva block, Cambay block and KG Onland block as of March 31, 2019. Volumes reported in this table are in millions of barrels of oil equivalent.

Domestic Asset	Basin	ExplorationActivirty	Development Activity	Net Proved Reserves
Rajasthan block	Barmer	—	✓	136.28
Cambay block	Cambay	—	✓	3.30
Ravva block	KG Offshore	—	✓	1.63
KG-ONN block	KG Onland	—	✓	1.51

Total				142.72

Technology

The technology landscape is continuously changing at a rapid pace. Such changes create an opportunity to adapt and develop competitive advantage. It is imperative for Vedanta Limited - oil and gas business to adapt cutting edge technology in order to generate incremental value. The agility to inculcate technology as part of business has been demonstrated over the years ranging from enhanced oil recovery mechanism, to projects’ concept optimization, hydraulic fracturing, 3D seismic technology etc.

Enhanced oil recovery methods are tertiary recovery methods of producing oil, which is not recovered during the application of primary and/or secondary water-flood recovery methods. Cairn has successfully executed one of the world’s largest polymer flood enhanced oil recovery projects at Mangala. Driven by its encouraging results, Cairn started execution of polymer flood program at Bhagyam and Aishwariya fields from first quarter of fiscal year 2019.

In addition to the application of polymer flood enhanced oil recovery, Cairn is also working towards implementation of the alkaline-surfactant-polymer flood process in the Mangala field as described in sections above. Similar to the lines of Mangala ASP pilot, Cairn is also planning to implement the ASP pilots in Bhagyam and Aishwariya fields.

Hydraulic fracturing or fraccing or hydro-frac is the process of providing a conductive path for hydrocarbons to flow from the reservoir to the wellbore, in low permeability reservoirs. The application of this technology is helping in the development of tight gas formation of Raageshwari Deep Gas (“RDG”) field. During Fiscal Year 2019, four wells were fracced in RDG field, including the Hi-Way frac technique as part of the ongoing field re-development of RDG asset. As a result of the successful application of hydro frac technology, Cairn was able to connect more reservoir, leading to improved production and hence improving the recovery of the field.

Cairn has successfully acquired stable pressure point in a tight volcanic reservoir using a XPT tool. Acquiring these pressure points, help in initializing the dynamic model and hence providing a more realistic production forecast.

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

Cement packer technique was used to access the late miocene sands. These shallow oil bearing late miocene sands were not completed earlier, this led to addition of new resources to the Ravva asset. The job involved placing a cement plug in A-Annulus by pumping through the production tubing, cleaning the tubing internal diameter and perforating late miocene sand through tubing, cement, casing and formation. This technology avoided the involvement of a costly rig-based workover.

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

We successfully milled and retrieved a stuck plug from a well in CB/OS-2 by using E-line. A rig based work over was avoided by mobilizing advanced robotic tools capable of E-line based plug milling and applying up to 33K lbs pull force on the plug. The job was executed successfully and well was revived to production.

Executed an extensive E-line campaign with innovative paraphernalia of advanced robotic tools in Ravva. This offshore tractor-stroker campaign with significant complexities, offshore job logistics. The job included downhole video based assessment of intervention challenge, E-line based precision milling of damaged sliding sleeves, wire brush cleaning of scales and selective shifting of damaged SSD profiles. Significant volumes were added post completion of the campaign.

Well preparations works for the CB/OS-2 drilling campaign (2018) were completed with rigless intervention methods for the side-track wells of the drilling campaign. This kind of exercise was successfully implemented for the first time in an offshore environment in India. These rig less activities prior to drilling rig-move, saved significant rig time during the campaign, which helped in reducing the overall campaign cost and also gave us the flexibility of taping more opportunities in the campaign within fair weather window.

Principal Facilities

Overview

The following map shows the locations of Cairn’s blocks in India:

*	Map not on scale

Rajasthan

Rajasthan Block Production Sharing Contract

Vedanta Limited - oil and gas business along with Cairn Energy Hydrocarbons Limited are working in partnership with its joint venture partner, ONGC in the Rajasthan block. The Rajasthan block production sharing contract (“Rajasthan PSC”) was signed in May 1995 between the GoI and a consortium consisting of ONGC and Shell India Production Development BV.

Vedanta Limited - oil and gas business acquired interest in the Block from Shell India Production Development B.V. in two tranches and held 100.0% interest on June 20, 2003. Under the Rajasthan PSC, the GoI has an option to acquire a participating interest of 30.0% in any development area containing a commercial discovery. The GoI exercised their right in all three development areas, specifically, Development Area 1 in 2005, Development Area 2 in 2007 and Development Area 3 in 2009, acting through its nominee ONGC, and acquired a 30.0% participating interest. As of March 31, 2019, ONGC holds 30.0%, Vedanta Limited - oil and gas business holds 35.0% participating interest in the Rajasthan block and the remaining 35.0% interest being held by Cairn Energy Hydrocarbons Limited, which is a wholly owned subsidiary of Vedanta Limited.

As per terms of the Rajasthan PSC and permissions from the GoI, the crude oil and condensate produced from the Rajasthan block is being sold to both, the public sector undertakings refineries and private refineries. As of March 31, 2019, commercial sales arrangements are in place for over 250,000 bopd with public sector undertakings and private refineries.

The Rajasthan PSC established a management committee for the Rajasthan block which consists of four members, two of whom are nominated by and represent the GoI and the licensee, i.e. ONGC, taken together, and two of whom are nominated by and represent Vedanta Limited - oil and gas business and Cairn Energy Hydrocarbons Limited. The management committee must unanimously approve annual work programs, budgets, proposals for the declaration of a discovery as commercial, field development plans, and the delineation of or additions to a development area as provided in Rajasthan PSC.

The Rajasthan production sharing contract is valid until May 2020, unless it is terminated in accordance with its terms, but may be extended by mutual agreement among the parties for up to an additional term of five years, provided in case of commercial production of natural gas which is expected to continue beyond 2020, the production sharing contract shall be extended for a period of 35 years from May 15, 1995. There is also a provision to further extend the Rajasthan production sharing contract by agreement of the parties if production of crude oil or of natural gas is expected to continue after the relevant period.

By way of a notification dated April 7, 2017, the Ministry of Petroleum and Natural Gas (“MoPNG”) issued a policy for the grant of extension to the production sharing contracts signed by the GoI awarding Pre-New Exploration Licensing Policy Exploration Blocks (“Pre-NELP Extension Policy”). The Pre-NELP Extension Policy defines the framework for granting extensions for Pre-New Exploration Licensing Policy (“Pre-NELP”) blocks.

Pre-NELP Extension Policy, amongst others, provides for an increased share of profit petroleum by 10% for the GoI during the extended term of the Rajasthan production sharing contract. Cairn has filed a writ before the High Court of Delhi in 2015 seeking necessary directions for the extension of the PSC. The Single Bench of the High Court of Delhi on May 31, 2018 granted extension of the Rajasthan PSC on same terms and conditions of PSC. The decision of Single Bench was appealed by GoI before Division Bench of High Court of Delhi, wherein Court indicated that the extension application filed by Vedanta Limited - oil and gas business in May, 2018 for seeking extension of Rajasthan PSC for ten years, shall be decided / processed under the Pre-NELP Extension Policy within a period of two months, notwithstanding the time period which is prescribed in the Policy. In case of any further clarification was required by GoI, Court directed that the request for the same must be forwarded to Vedanta Limited - oil and gas business within three weeks. Given this, the Directorate General of Hydrocarbons (“DGH”) has sought certain clarifications from Vedanta Limited - oil and gas business and ONGC. Thereafter, the GoI granted its approval for a ten year extension of the production sharing contract for the Rajasthan Block vide letter dated October 26 2018 under the Pre-NELP Extension Policy, subject to certain conditions. The conditions relate to the completion of certain technical activities in the Block before the expiry of the primary tenure of the PSC, prescribes mechanism and criteria for exploration cost recovery, submission of audited accounts/EOY statements and audit observations. GoI has imposed conditions independent of the inter se disputes between ONGC and the Operator.

The applicability of the Pre-NELP Extension Policy however, remains sub judice before the High Court of Delhi. The matter was last heard on May 6, 2019 and is next listed on July 15, 2019.

Separately, DGH has sought an unconditional acceptance of the conditions for grant of extension, which includes non-finalization of Cost Oil between the companies and ONGC, and payment of additional profit petroleum to GoI on account of certain audit observations. Cairn has initiated arbitration and filed a Notice of Arbitration dated March 1, 2019 against ONGC with respect to issue of Cost Oil finalization

The Rajasthan block had benefitted from a tax holiday of seven years from fiscal year 2009 (the year of commencement of commercial production from the Rajasthan block) to March 31, 2016. However, during the seven year tax holiday, minimum alternate tax rules were applicable which resulted in a taxation of book profits computed in accordance with the generally accepted accounting principles as used in India. Any minimum alternate tax paid can be carried forward for a total period of 15 years from the year of payment and used to reduce corporate tax to be paid in future years in excess of minimum alternate tax payable in those years.

Under the Rajasthan PSC, all crude oil sales made to the GoI or Government Companies as well as private buyers are valued at a weighted average F.O.B. selling price per barrel of a basket of international crude oil as agreed by all parties which is quoted in Platts, a provider of energy information. For any delivery period in which sales take place, the price is set at a price per barrel determined by calculating the average for the month of such delivery of the mean of the high and low F.O.B prices.

The crude oil produced at the Rajasthan block is benchmarked to Bonny Light, a low sulphur crude oil published in Platts Crude Oil Marketwire on a daily basis. The pricing formula also adjusts for differences in yield and quality.

In the event of any dispute, difference or claim between the parties to the Rajasthan PSC arising out of or in connection with any of the terms and conditions of the said PSC or concerning any interpretation or performance thereof which cannot be settled amicably may be referred a sole expert, to be appointed by the parties to the dispute jointly, who is to be an independent and impartial person of international standing with relevant qualifications and experience. Under the provisions of the Rajasthan PSC, the decision of the sole expert is final and binding on the parties and not subject to arbitration. The Rajasthan PSC also provides for settlement of any dispute, difference or claim between the parties through arbitration

Operations

The Rajasthan block achieved net production of 26.6 mmboe in fiscal year 2019, lower by 2.0%, primarily due to natural decline in the field offset by addition of wells as part of Mangala Infill, Bhagyam and Aishwarya full fuel EOR campaign and gas volume ramp up on account of execution of Raageshwari Deep Gas Phase-1 project. The overall uptime of the facilities in the block stood at over 99.0% for the year.

Development Area 1, primarily comprising the Mangala, Aishwariya, Saraswati , Guda and Raageshwari oil and gas fields, produced a net average 63,511 boepd during fiscal year 2019, lower by 0.3% on year, with the Mangala field being the largest contributor. During fiscal year 2019, Development Area 2, primarily comprising Bhagyam, NE and NI fields, produced on an average 9,147 boepd, up 21.0% year on year. Production was from Kaameshwari in Development Area 3 during the year and averaged at 191 barrels of oil per day in fiscal year 2019.

The Rajasthan block received approval from the GoI to begin selling natural gas in March, 2013. The eight inch gas pipeline which runs along the oil pipeline is being used to supply gas to domestic buyers, sales through GIGL pipeline commenced in November 2018. This is an efficient application diligent usage of resources in an environmentally friendly way. During fiscal year 2019, the average gas production from Raageshwari deep gas field was 55.9 mmscfd and average sales were 35.6 mmscfd. The production was higher due to upgradation of Raageshwari deep gas facilities.

The following table sets out the net average oil and gas daily production from the Rajasthan block for the years ended March 31, 2017, 2018 and 2019:

Average Daily Production	Units	2017	2018	2019	% Change (2019 vs 2018)
Net operated	Boepd	73,655	75,935	72,849	(4)%
Oil	Bopd	72,912	74,172	70,085	(6)%
Gas	Mmscfd	4	11	17	55%
Net Development Area 1	Boepd	66,392	68,320	63,511	(7)%
Net Development Area 2	Boepd	7,263	7,583	9,147	21%
Net Development Area 3	Boepd	—	33	191	479%

Mangala

The Mangala field commenced production in August 2009 and continues to be the largest contributor to production from the Rajasthan asset. To increase the ultimate oil recovery and support for production volumes, Cairn has embarked on an enhanced oil recovery project, which was successfully executed in fiscal year 2016.

In order to accelerate recovery from the Mangala field, an infill drilling campaign consisting of 15 wells was carried out during fiscal year 2018. Further, during fiscal year 2019, Cairn is executing a 45 well infill drilling campaign in the field of which 25 wells have been drilled till March 2019 and the infill campaign will be completed by second quarter of fiscal year 2020. Out of the currently drilled wells, commercial production from 17 wells started till March 2019.

Bhagyam

Bhagyam, the second largest field in Rajasthan, forms part of Development Area 2 and commenced production in January 2012.

Cairn is looking to replicate the success of the Mangala enhanced oil recovery program to enhance recovery from the Bhagyam field through the execution of polymer flooding. The field development plan for the Bhagyam polymer enhanced oil recovery project has been approved and the drilling of 28 wells had commenced in the first quarter of fiscal year 2019. Till March 2019, 27 wells have been drilled and commercial production started in nine wells. Polymer facilities construction is underway and Cairn is looking to start the field scale polymer injection from second quarter of fiscal year 2020.

Aishwariya

Aishwariya, the third largest discovery in Rajasthan, commenced production in March 2013. It is the fifth oil producing field from the block. Cairn is replicating the success of the Mangala enhanced oil recovery program to enhance recovery from the Aishwariya field through the execution of polymer flooding. The approved field development plan for the Aishwariya is being executed and all the 14 planned wells have been drilled. Polymer facilities construction is underway and Cairn is looking to start the field scale polymer injection from second quarter of fiscal year 2020.

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

Raageshwari Gas Processing Facility

The Raageshwari gas terminal about 70 kms from the Mangala processing terminal, comprises facilities to remove condensable hydrocarbon liquids and water from the gas produced from Raageshwari gas terminal wells. Gas produced and processed at Raageshwari gas terminal was supplied solely to Mangala processing terminal and to the heating stations along the oil export pipeline from Mangala processing terminal. In March 2013, Cairn commenced the commercial sale of gas from the Raageshwari deep gas field. This was the first step towards unlocking the natural gas potential of the Rajasthan assets. An ongoing drilling programme with surface upgradation project is expected to increase natural gas production and sales from the field. The upgrade of the facility is expected to be completed by the fourth quarter of 2020. The upgraded facility will have the capacity to process approximately 150 mmscfd of gas from adjoining gas fields. On the pipeline front, Cairn signed an agreement with GSPL India Gasnet Limited for constructing eighteen-inch diameter pipeline connecting Raageshwari Gas Terminal to Pali and thereon connecting Mehsana to Bhatinda to Palanpur, in accordance with the Petroleum and Natural Gas Regulatory Board (“PNGRB”) approval.

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

Since its commissioning, total cumulative crude oil sales of 503 million barrels have been achieved through the existing pipeline facilities up to March 31, 2019. With the use of drag reducing agents, the proven dispatch capacity of the Mangala development pipeline has been enhanced to around 250,000 bbls per day. Given its length, the Mangala development pipeline incorporates a pipeline intrusion detection system to provide surveillance along its entire length by using fibre optics. Vedanta Limited - oil and gas business’s pipeline operations received accreditation of both OHSAS: 18001 and ISO: 14001 systems in fiscal year 2018.

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

Bhogat Terminal Facilities

The Bhogat terminal in the Jamnagar district, Gujarat, is a 160 hectare site located eight kms from the Arabian Sea coast. The terminal will facilitate the storage and evacuation of crude oil by sea. The terminal consists of tankages with storages capacity of around 2.1 million barrels of Rajasthan crude. It also has associated facilities for the operation of terminal and marine export of crude. The evacuation facility includes two 24 inch sub-sea export pipelines from the Bhogat landfall point to the single point mooring system to enable crude transfer and a single point mooring system and sub-sea pipeline end manifold in deep sea to enable tanker berthing and loading. The terminal was commissioned in November 2015 and the dispatch of Rajasthan crude to MRPL has commenced. In fiscal year 2018 supplies of RJ crude to Bharat Petroleum Corporation Limited (“BPCL”) commenced from Bhogat terminal.

Exploration

Cairn is rejuvenating its oil and gas exploration efforts in the prolific Barmer Basin. An integrated contract has been awarded for exploration and appraisal drilling campaign of 7 to18 exploration and appraisal wells. First well spud is expected by first half of fiscal year 2020.

Ravva

Ravva Block Production Sharing Contract

The production sharing contract for the exploration, development and production of the Ravva block (the “Ravva PSC”) was signed on October 28, 1994 between GoI and a consortium consisting of ONGC, Videocon Industries Limited (formerly Videocon Petroleum Limited), Ravva Oil Singapore and Cairn Energy India Pty Limited (formerly known as Command Petroleum (India) Pty Limited) (“Command Petroleum”) with Command Petroleum being designated as the operator. In 1996, Cairn Energy Plc acquired Command Petroleum, including its interest in the Ravva block, and subsequently Vedanta Limited - oil and gas business (since merged with Vedanta Limited) became the operator.

As at March 31, 2019, Vedanta Limited - oil and gas business holds a 22.5% working interest in the Ravva block with the remaining interests currently held by ONGC (40%), Videocon Industries Limited (25%) and Ravva Oil Singapore (12.5%) (together the “Ravva Joint Operating Partners”). Ravva PSC was originally valid until October 27, 2019, unless the Ravva PSC is terminated earlier in accordance with its terms, but may be extended by GoI for a further period not exceeding five years, provided that in the event of commercial production of non-associated natural gas the PSC may be extended for a period not exceeding 35 years from October 28, 1994. The MoPNG, through a notification dated March 28, 2016 issued a policy for the grant of an extension to the production sharing contracts signed by the GoI awarding small, medium sized and discovered fields to private joint ventures (the “Ravva Extension Policy”). The Ravva Extension Policy defines the framework for granting of the extension and covers 28 small and marginal fields, including the Ravva field.

The Ravva Extension Policy, amongst others, provides for an increased share of profit petroleum of 10% for the GoI during the extended term of the Ravva PSC and payment of royalty and cess as per prevailing rate in accordance with PNG rules 1959 and OIDB Act. According to the terms of the Ravva Extension Policy, the joint operation partners have applied to the GoI seeking extension of the Ravva PSC by ten years and DGH vide March 11, 2019 has communicated to the GoI, approval of PSC extension for ten years with some conditions. All the JV parties have submitted the acceptance of these conditions to DGH vide their letter dated April 25, 2019 and process of finalization of the PSC amendment agreement is under process. Under the Ravva PSC, Vedanta Limited - oil and gas business is entitled to recover 100% of exploration, development and costs of production from crude oil and natural gas sales before any profit is allocated among the parties.

As per the terms of the Ravva PSC, the crude oil and condensate produced from the Ravva block is being sold to the public sector undertakings refineries. As of March 31, 2019, commercial sales arrangements are in place for over 25,000 bopd with public sector undertakings. All sales to the GoI nominees are to be valued at a monthly average of high and low of F.O.B. selling price per barrel in US dollars based on a pricing formula based on Bonny Light ascertained on Platts.

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

The royalty payable on natural gas is set at 10% of the wellhead value of the natural gas (typically 9% of natural gas revenue). OIDA Cess is not payable on natural gas production. Royalties and OIDA Cess are capped by the Ravva PSC at these levels regardless of the generally prevailing royalty and cess rate, however, during the extension period these will be as per prevailing rate under PNG rules 1959 and OIDB Act 1974. Payment of royalty and OIDA cess payments are recoverable under the Ravva PSC before any profit is allocated among the parties. As ONGC originally discovered the Ravva block, Vedanta Limited - oil and gas business and other members of the Ravva Joint Operating Partner are obliged to make a series of production payments to ONGC based on cumulative crude oil production. The method of calculating the production payments is set out below.

Particulars	Gross Payment Owed to ONGC ($ million)	Net Payment by Vedanta Limited - oil and gas business ($ million)
For every 25 million barrels produced up to 75 million barrels	9.0	3.4
For every 5 million barrels produced between 75-100 million barrels	1.8	0.7
For every 5 million barrels produced between 100-225 million barrels	1.7	0.6
For every 5 million barrels produced between 225-250 million barrels	1.4	0.5
For every 5 million barrels produced over 250 million barrels	0.9	0.3

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

The Ravva Joint Operating Partners (excluding ONGC) initiated arbitration proceedings and the arbitral tribunal announced its award on January 18, 2011 broadly allowing companies including Vedanta Limited - oil and gas business to recover base development cost spent amounting to $ 278 million and disallowed an over-run of $ 22 million spent in respect of base development cost and directed 50.0% legal cost on the GoI. The High Court of Kuala Lumpur, on August 30, 2012, dismissed the GoI’s application for setting aside the award with costs. Further appeal by the GoI before the Court of Appeal, Kuala Lumpur and the Federal Court of Malaysia were also dismissed. The arbitration award in base development matter was in favour of Vedanta Limited - oil and gas business, Videocon Industries Limited and Ravva Oil Singapore and has attained finality, in so far as the Malaysian proceedings are concerned. Vedanta Limited - oil and gas business, Videocon Industries Limited and Ravva Oil Singapore have filed an application for enforcement of the said award before High Court of Delhi as an additional measure of caution and the matter was last heard on May 25, 2019 wherein the arguments were completed by the parties and the judge has reserved his judgement in the matter.

Vedanta Limited - oil and gas business, Videocon Industries Limited also initiated an arbitration proceeding against the GoI to determine the costs to be considered for cost recovery purposes, in connection with the ONGC carry costs under the Ravva PSC. See “Item 8. Financial Information – Consolidated Statements and other Financial Information – Legal Proceedings” for further details.

Additionally, on August 14, 2015, GoI filed a suit and obtained an ex-parte stay-order from the High Court of Delhi against the determination of ‘quantum of costs’ by the arbitral tribunal. Vedanta Limited - oil and gas business filed an appeal before the Court against the stay-order. The same appeal has been allowed by the Court through its order dated May 3, 2016 and the aforesaid stay-order obtained by the GoI in this matter has been set aside by the Division Bench of the High Court. The GoI filed a special leave petition against the Division Bench’s order, which will be heard by the Supreme Court at a date which will be made available by the Court. The next hearing before the Court in the GoI’s civil suit is scheduled for July 25, 2019.

Operations

The production of Ravva block decreased from 2,012 boepd in fiscal year 2018 to 1,728 boepd in fiscal year 2019, the decrease of 284 boepd in production was due to natural field decline.

The following table sets out the net average daily production of oil and gas from the Ravva block for the years ended March 31, 2017, 2018 and 2019:

Average Daily Production	Units	2017	2018	2019	% Change (2018 Vs. 2019)
Net operated	Boepd	2,296	2012	1,728	-14.0%
Oil	Bopd	2,047	1,722	1,446	-16.0%
Gas	Mmscfd	1	2	2	0.0%

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

Cambay

Cambay Block Production Sharing Contract

Exploration, development and production of the Cambay block is governed by a production sharing contract between the GoI and a consortium consisting of ONGC, Tata Petrodyne Limited (“Tata”) and Vedanta Limited - oil and gas business (the “Cambay Joint Operating Partners”) which was signed on June 30, 1998 (the “Cambay PSC”) and runs until 2023 unless the Cambay PSC is terminated earlier in accordance with its terms and may be extended for a further period of not exceeding five years, provided that in the event of commercial production of non-associated natural gas the Cambay PSC may be extended for period not exceeding 35 years from the June 30, 1998. By way of a notification dated April 7, 2017, the MoPNG issued a policy for the grant of extension to the production sharing contracts signed by the GoI awarding Pre-NELP Extension Policy. The Pre-NELP Extension Policy defines the framework for granting extensions for Pre-NELP blocks. The Pre-NELP Extension Policy, amongst others, provides for an increased share of profit petroleum of 10% for the GoI during the extended term of the Cambay PSC. The extension application for the Cambay block shall be due for filing in 2021. Vedanta Limited - oil and gas business’s participating interest in the Cambay Basin joint operation consists of a 40% interest in the Lakshmi, Gauri and CB-X development areas. The remaining interests in these development areas are held by ONGC (50%) and Tata (10%).

Operations

The Cambay block started production in calendar year 2002. During fiscal year 2019, the block produced 4,282 boepd with an uptime of over 99.0%. Production was supported by successful execution of infill drilling campaign which commenced in January, 2018 and was completed by May, 2018.

The following table sets out the net average oil and gas daily production from the Cambay block for the years ended March 31, 2017, 2018 and 2019:

Average Daily Production	Units	2017	2018	2019	% Change (2018 Vs. 2019)
Net operated	Boepd	2,308	2,648	4,282	62.0%
Oil	Bopd	1,946	2,189	3,761	72.0%
Gas	Mmscfd	2	3	3	0.0%

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

Power Generation facilities

Cairn’s current power generation facilities are set up to address the captive power requirements to run its routine business operations. The total installed capacity across upstream and midstream operations are 165 MW. The following table sets forth information relating to the existing power capacity as of March 31, 2019:

Fiscal year commissioned	Capacity (MW)	Location	Fuel used
2010 and 2014	60	Rajasthan Mangala processing terminal	Steam turbine
2010	3.3	Rajasthan Raageshwari gas terminal	Gas based
2010	14.4	Gujarat Viramgam terminal	Gas Based
2015	39	Gujarat Bhogat Terminal	Gas Based
2010	33.8	Pipeline Above Ground Installations (AGI’s)	Gas Based
2003	4.8	Cambay	Gas based
1999 and 2003	10	Ravva	Gas based

Development

KG Onshore

KG-ONN-2003/1, Krishna Godavari Basin (49.0% participating interest)

The onshore block KG-ONN-2003/1, located in the Krishna Godavari basin in the state of Andhra Pradesh, was awarded in NELP V round to a joint venture between Vedanta Limited - oil and gas business and ONGC. Vedanta Limited - oil and gas business and ONGC entered into a production sharing contract on September 23, 2005 (the “KG-ONN-2003/1 PSC”). Vedanta Limited - oil and gas business has 49.0% ownership interest in the block.

The Declaration of Commerciality for the two Nagayalanka discoveries (Nagayalanak-1z and Nagayalanka SE-1) was approved at the management committee meeting held in July 2014. Operatorship was then transferred to ONGC as per the KG-ONN-2003/1 PSC. Production from the existing well has commenced in the first quarter of fiscal year 2019 Drilling of three development wells was completed by fourth quarter of fiscal year 2019. Hydrofrac and well completion campaign is expected to be completed in second quarter of fiscal year 2020.

Average Daily Production	Units	2017	2018	2019	Change (2018 Vs. 2019)
Net operated	Boepd	—	—	119	100.0%
Oil	Boepd	—	—	119	100.0%

Exploration

In addition to the Rajasthan and Ravva blocks, exploration activity was carried out in the year across other blocks in our portfolio. The main basin include the Krishna Godavari Basin.

KG Offshore

KG-OSN-2009/3, Krishna Godavari Basin (operator, 100.0% participating interest)

The offshore block KG-OSN-2009/3 covers an area of 1,988 square kms and is located in the Krishna Godavari Basin off the coast of the state of Andhra Pradesh. Vedanta Limited - oil and gas business is the operator and holds a 100.0% interest in the block. Block KG-OSN-2009/3 is a shallow water block with water depths within the block ranging between near shore to 400 meters. The production sharing contract was signed on June 30, 2010 and the petroleum exploration license was granted in August 2010. The block is currently in the exploration phase. The phase was extended till January 30, 2019 due to Ministry Of Defence access restrictions. Further extension of one year is sought from DGH and MoPNG as per available extension policies and PSC provisions which is under considerations.

A two-well exploratory drilling campaign commenced during the first quarter of fiscal year 2019 to establish the potential of the block. Gas discovery was notified post first well drilling. In the fourth quarter oil discovery was notified in second exploratory well. Further appraisal will be required to establish the size and commerciality of the discoveries.

Open Acreage Licensing Policy (“OALP”)

Vedanta Limited - oil and gas business was awarded 41 blocks under OALP and revenue sharing contracts have been signed for them with $550 million commitment. The 41 blocks, comprising 33 onshore and 8 offshore blocks, are located primarily in established basins, and with some optimally located close to existing infrastructure. An integrated tender is already rolled out with scope to acquire seismic and drill more than 150 exploratory wells in the next two to four years.

Discovered Small Fields (DSF2)

Vedanta Limited - oil and gas business has won two discovered small fields in DSF round-2 named as Hazarigaon and Kaza gas field located in Assam and KG basins respectively. These discovered fields are providing synergy to existing Vedanta Limited - oil and gas business blocks in the vicinity. After getting the mining lease, plan is to submit field development plans for these two fields for early production.

South Africa

Block 1—Orange Basin, South Africa (operating through a subsidiary, 60.0% participating interest)

Cairn signed a farm-in agreement with PetroSA, the national oil company of South Africa, for the 19,898 square kms off-shore block 1, located in the Orange Basin in South Africa. Cairn South Africa Proprietary Limited, a wholly owned subsidiary of Vedanta Limited held a 60.0% participating interest in offshore block 1 with operatorship and PetroSA as the Joint venture partner. Cairn along with joint venture partner have completed 3D and 2D seismic surveys within the first phase of exploration.

Cairn along with the joint venture partner had maintained a deferral to enter the second phase awaiting clarity on the proposed regulatory changes and fiscal terms as given in the amendment bill of Mineral and Petroleum Resources Development Act, 2002.

The regulator, PASA, intimated to the JV on lapsing of the exploration right as a consequence of the Supreme Court of Arbitration ruling in South Africa (Mawatse Judgement). Accordingly, along with joint venture partner Petro SA, closure application with PASA has been filed on September 19, 2018 to exit from South Africa operations. The application is under consideration by PASA.

Sales and Marketing

Cairn’s ten largest customers accounted for approximately 100.0% of its revenue in fiscal years 2017, 2018 and 2019 respectively. Four of Cairn’s customers accounted for approximately 89.0% of its business revenue in fiscal year 2019.

In fiscal year 2019, Cairn sold 100.0% of the oil and gas it produces in the Indian market.

100.0% of the oil and gas that Cairn produced in fiscal year 2019 was sold under annual/monthly contracts specifying quantity and price. For Rajasthan, Cambay and Ravva blocks, crude oil price in fiscal year 2019 was benchmarked to Bonny Light, West African low sulphur crude that is frequently traded in the region, with appropriate adjustments for crude quality. The crude oil price benchmarks are based on crude oil sales agreement.

Projects and Developments

The oil and gas business has commenced investment in growth projects in order to monetize the available resource base. The oil and gas business has a rich project portfolio comprising of enhanced oil recovery projects, tight oil, tight gas, satellite field development, facility upgradation, and exploration and appraisal prospects. The gross capital expenditure being invested is estimated to be $ 3.2 billion (Vedanta Limited - oil and gas business comprising net at $ 2.3 billion).

In order to execute the projects, the Vedanta Limited - oil and gas business has devised a model to partner with world class oil field service companies for the end to end integrated execution of its projects. The scope of the project involves end to end turn-key development including exploration and appraisal, reservoir establishment, well construction and surface facilities development. The contracts are being awarded with built in risk-reward mechanism for early execution. The rewards (bonus) over and above the base costs are primarily linked to schedule adherence, reserve accretion and health, safety and environment performance as per the respective contracts for the projects.

Some of Vedanta Limited - oil and gas business’s principal projects are set out below:

Enhanced Oil recovery – Polymer in Bhagyam and Aishwariya fields and Alkaline Surfactant Polymer in Mangala, Bhagyam and Aishwarya Fields

The success of the polymer enhanced oil recovery at Mangala is being replicated at Bhagyam and Aishwariya fields to increase recovery rates. The integrated contracts for the enhanced oil recovery projects have been awarded. Drilling commenced during the first quarter of fiscal year 2019.

In addition, Cairn also commenced drilling a 45 infill wells drilling campaign in the prolific Mangala field to accelerate near term production from first quarter of fiscal year 2019.

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

The Aishwariya Barmer hill is the first tight oil project being monetized. Aishwariya Barmer hill stage I production from seven existing wells commenced during second quarter of fiscal year 2018. Aishwariya Barmer hill stage II consists of drilling and fracking of 39 new wells, new surface facilities including well hook-ups, pipeline augmentation and installation of de-gassing facility. The drilling of wells in Aishwariya Barmer hill has commenced with 22 wells drilled as of March 31, 2019.

Vedanta Limited - oil and gas business has made overall 38 discoveries in the Rajasthan Block to date. In order to monetize the satellite fields, appraisal as well as development activities through global technology partnership has been planned to be executed.

The contract for tight oil appraisal for 4 biggest discoveries (Vijaya and Vandana, Mangala Barmer Hill, DP and Shakti) has been awarded. Rigs are under mobilization and drilling is expected to commence from second quarter of fiscal year 2020.

Raageshwari Deep Gas development

Gas development in the Raageshwari Deep Gas field continues to be a strategic priority. The overall production has been ramped up to 65 mmscfd through debottlenecking of facilities.

In order to realize the full potential of the block, contract for the drilling of wells as well as construction of terminal has been awarded and work commenced in fiscal year 2019 and is expected to add approximately 90 mmscfd of gas production by fourth quarter of fiscal year 2020.

Surface facility upgrade at Mangala Processing Terminal

In order to maximize oil production, Cairn is focusing on increasing liquid handling capacity by 30.0% at the Mangala processing terminal. A series of measures are being planned to increase the liquid handling and water injection capacities in a phased manner.

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

DeGolyer and MacNaughton performed an independent evaluation of our 100.0% estimated reserves base as of March 31, 2019. See the reserves appraisal report by DeGolyer and MacNaughton, dated April 20, 2019, included as exhibit to this Annual Report.

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

The table below sets forth our estimated net proved developed and undeveloped reserves of crude oil and natural gas by region as of March 31, 2019, based on average fiscal year 2019 prices:

Particulars	Oil (mmbbls)	Natural Gas (bcf)	Total oil and gas products (mmboe)
Proved developed Reserves
India	101.4	56.45	110.80
Proved undeveloped Reserves
India	25.43	38.92	31.72

Total proved reserves	126.83	95.37	142.52

Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.

The table below summarizes information about the changes in total proved reserves for 2017, 2018 and 2019:

Total Proved Developed and Undeveloped Reserves

Reserves quantity information	Oil (mmbbls)	Natural Gas (bcf)	Total oil and gas products (mmboe)
March 31, 2016	78.10	5.51	79.02
Revisions of previous estimates	7.53	3.16	8.05
Improved recovery	—	—	—
Purchases or (sales) of minerals	—	—	—
Extensions and discoveries	—	—	—
Production	(28.07)	(2.96)	(28.56)

March 31, 2017	57.56	5.71	58.51
Revisions of previous estimates	15.11	10.95	16.94
Improved recovery	2.96	—	2.96
Purchases or (sales) of minerals	—	—	—
Extensions and discoveries	0.23	—	0.23
Production	(28.50)	(5.50)	(29.42)

March 31, 2018	47.36	11.16	49.22
Revisions of previous estimates*	99.82	89.22	114.68
Improved recovery	4.87	0.05	4.88
Purchases or (sales) of minerals	—	—	—
Extensions and discoveries	2.31	2.75	2.77
Production	(27.53)	(7.81)	(28.83)
March 31, 2019	126.83	95.37	142.72

*

Includes impact of 10-year extension of the production sharing contracts for RJ-ON-90/1 and PKGM-1 blocks. See “Note 3 (c): Critical accounting estimates and judgments - Significant estimates- PSC Extention” of Notes to the Consolidated Financial Statements.

Proved Developed and Undeveloped Reserves

Total proved reserves as at March 31, 2018 was 49.22 mmboe. For the year ending March 31, 2019, total revisions of 114.68 mmboe comprised an increase of 127.59 mmboe based on technical revisions due to improved production performance and the approval of proved undeveloped projects, 10-year extensions of the RJ-ON-90/1 and PKGM-1 PSCs, and a decrease of 12.91 mmboe due to revisions based on commodity prices. These total revisions were comprised of an increase of 0.67 mmboe for the Cambay block (CB/OS-2), 112.76 mmboe for the Rajasthan block (RJ-ON-90/1), and 1.25 mmboe for the Ravva block (PKGM-1). In fiscal year 2019, improved recovery of 4.88 mmboe were added from the approved polymer injection project in the Bhagyam field and expansion of water injection in the Ravva field. These improved recoveries were comprised of an increase of 4.54 mmboe for the Rajasthan block and 0.34 mmboe for the Ravva block. Extensions and discoveries of 2.77 mmboe were on account of inclusion of the Nagayalanka, GS-V, Kaameshwari-1, Shakti, and Tukaram fields which were approved for development, and extension through drilling in the Lakshmi and Ravva fields. These extensions and discoveries were comprised of an increase of 0.32 mmboe for the Cambay block, 1.55 mmboe for the Nagayalanka block (KG-ONN-2003/1), 0.86 mmboe for the Rajasthan block, and 0.04 mmboe for the Ravva block. After adjusting for the production of 28.83 mmboe, the total proved reserves as at March 31, 2019, were 142.72 mmboe.

Proved developed reserves as of March 31, 2018, were 40.23 mmboe. For the year ending March 31, 2019, total revisions of 98.66 mmboe were comprised of an increase of 107.75 mmboe which were based on improved production performance, the progression from proved undeveloped to proved developed reserves from fields in the Rajasthan and Cambay blocks, and 10-year extensions of the RJ-ON-90/1 and PKGM-1 PSCs. These positive technical revisions were offset by a decrease in 9.09 mmboe due to revisions based on commodity prices. These total revisions comprise 1.11 mmboe for the Cambay Block, 96.40 mmboe for the Rajasthan block, and 1.15 mmboe for the Ravva block. The 10-year extensions of the RJ-ON-90/1 and PKGM-1 PSCs represented the majority of the upward technical revision. In fiscal year 2019, extensions and discoveries of 0.74 mmboe were on account of inclusion of the Nagayalanka field which was approved for development, and extension through drilling in the Lakshmi field. These extensions and discoveries were comprised of an increase of 0.32 mmboe for the Cambay block and 0.42 mmboe for the Nagayalanka block. After adjusting for the production of 28.83 mmboe, the total proved developed reserves at March 31, 2019, were 110.80 mmboe.

Proved undeveloped reserves as of March 31, 2018, were 8.99 mmboe. For the year ending March 31, 2019, total revisions of 16.02 mmboe were comprised of an increase of 19.85 mmboe based on the addition of approved development projects for the fields in the Rajasthan and Ravva blocks as a result of the 10-year extensions of the RJ-ON-90/1 PSC and PKGM-1 PSCs, and partially offset by the progression from proved undeveloped to proved developed of reserves from fields in the Rajasthan and Cambay blocks. These positive technical revisions were offset by a decrease of 3.83 mmboe due to changes in commodity prices. These total revisions comprised a decrease of 0.45 mmboe in the Cambay block, an increase of 16.36 mmboe in the Rajasthan block, and an increase of 0.11 mmboe in the Ravva block. In fiscal year 2019, improved recovery of 4.88 mmboe were added from the approved polymer injection project in the Bhagyam field and expansion of water injection in the Ravva field. These improved recoveries were comprised of an increase of 4.54 mmboe for the Rajasthan block and 0.34 mmboe for the Ravva block. Extensions and discoveries of 2.03 mmboe were on account of inclusion of the Nagayalanka, GS-V, Kaameshwari-1, Shakti, and Tukaram fields which were approved for development, and extension through drilling in the Ravva field. These extensions and discoveries were comprised of an increase of 1.13 mmboe for the Nagayalanka block, 0.86 mmboe for the Rajasthan block, and 0.04 mmboe for the Ravva block. The proved undeveloped reserves as of March 31, 2019, were 31.92 mmboe. There are no material amounts of proved undeveloped reserves that remain undeveloped for five years or more.

Internal controls over reserves estimation process

Cairn maintains an internal staff of petroleum engineers, geoscientists and economists who work closely with our independent reserves engineers to ensure the integrity, accuracy and timeliness of data furnished to our independent reserves engineers in their estimation process and who have knowledge of the specific properties under evaluation. All the activities of reserves estimation are being coordinated by our Senior Advisor-Reserves and Chief Reservoir Engineer who are primarily responsible for overseeing the preparation of our reserves estimates and for the internal control over our reserves estimation. The Senior Advisor-Reserves and the Chief Reservoir Engineer have more than 31 years and 27 years of industry experience respectively, in the exploration and production sectors as a practicing reservoir engineer, with broad experience in reserves assessment, field development and management.

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

Independent reserves estimation

Reserves estimates presented herein for our Indian assets are based on the D&M Reserves Reports, completed on April 20, 2019, a copy of which has been filed as an exhibit to this Annual Report.

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

Thomas C. Pence, Senior Vice President with D&M was responsible for the preparation of the D&M Reserves Report. Mr. Pence studied at the Texas A&M University and graduated as a Bachelor of Science in Petroleum Engineering in the year 1982. He is a registered professional engineer in the State of Texas and a member of the International Society of Petroleum Engineers. He has more than 36 years of experience in oil and gas reservoir studies and reserves evaluations.

The D&M Reserves Report covered 100.0% of our total proved reserves. In connection with the preparation of the D&M Reserves Report, D&M prepared its own estimates of our proved reserves. In the process of the reserves evaluation, D&M did not independently verify the accuracy and completeness of information and data furnished by Cairn with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the fields and sales of production. However, if in the course of the examination something came to the attention of D&M that brought into question the validity or sufficiency of any such information or data, D&M did not rely on such information or data until it had satisfactorily resolved its questions relating thereto or had independently verified such information or data. D&M independently prepared reserves estimates to conform to the guidelines of the SEC, including the criteria of “reasonable certainty,” as it pertains to expectations about the recoverability of reserves in future years, under existing economic and operating conditions, consistent with the definition in Rule 4-10(a) of Regulation S-X. D&M issued the D&M Reserves Report based upon its evaluation. D&M’s primary economic assumptions in estimates included oil and gas sales prices determined according to SEC guidelines, future expenditures and other economic assumptions (including interests, royalties and taxes) as provided by Cairn. The assumptions, data, methods and procedures used, including the percentage of our total reserves reviewed in connection with the preparation of the D&M Reserves Report were appropriate for the purpose served by such report, and D&M used all methods and procedures as it considered necessary under the circumstances to prepare such reports.

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

Oil and gas production, production prices and production costs

The following tables set forth our production of crude oil and natural gas on entitlement interest basis, by geographic area for the years ended March 31, 2017, March 31, 2018 and March 31, 2019:

	For the year ended March 31,
Geography (4)	2017			2018			2019
	Crude Oil (mmbbls)	Natural Gas(1) (bcf)	Total (mmboe)	Crude Oil (mmbbls)	Natural Gas(1) (bcf)	Total (mmboe)	Crude Oil (mmbbls)	Natural Gas(1) (bcf)	Total (mmboe)

India(2)	28.07	2.96	28.56	28.5	5.5	29.42	27.53	7.81	28.83
Mangala(3)	20.01	—	20.01	20.28	—	20.28	18.39	—	18.39
Others	8.06	2.96	8.55	8.22	5.5	9.14	9.14	7.81	10.44

Total	28.07	2.96	28.56	28.5	5.5	29.42	27.53	7.81	28.83

(1)	Natural gas production figures are the production volumes of natural gas available for sale, excluding flared and re-injected gas and gas consumed in operations.
(2)	For the computation of EI production, Ravva royalty fees have not been netted off.
(3)	Mangala field is separately included as it contains more than 15.0% of our total proved reserves.
(4)	Cairn along with Petro SA filed a closure application with PASA to exit from South Africa operations.

The following table sets forth our average sales prices by geographic area and by-product type for the last three years:

		During the year ended March 31,
Particulars		2017	2018	2019
		Average sale prices in India (in $)
Oil	per barrel	43.3	50.7	66.0
Natural gas	per mscf	7.7	7.2	7.5

The following table sets forth our average production costs by geographic area for the last three fiscal years:

	For the year ended March 31,
Geography	2017	2018	2019
	($ per boe)
India - Oil and gas	20.4	21.5	26.8

The cost of production for oil and gas business consists of expenditure incurred towards the production of crude oil and natural gas including statutory levies, such as cess, royalties (except Rajasthan block) and production payments payable pursuant to the production sharing contracts as well as operational expenditures such as costs relating to manpower, repairs and maintenance of facilities, power generation and fuel for such facilities, water injection, insurance, storage, transportation and freight of crude oil and natural gas, among others. The total production cost is divided by the net interest quantity of oil and gas produced to determine the cost of production per barrel of oil equivalent See “Item 5. Operating and Financial Review and Prospects – Factors Affecting Results of Operations—Royalty and cess payments” for further details.

Drilling and other exploratory and development activities

The following table sets forth the number of net productive and dry exploratory and development wells drilled for the last three fiscal years. For more information about our on-going exploration and production activities, see “Item 4: Information on the Company — Business Overview — Our Business — Our Oil and Gas Business — Principal Facilities”.

Productive and Dry Exploratory and Development Wells

	2017	2018	2019

	(Number of wells)
Net productive exploratory wells drilled:
India	—	—	2
Sri Lanka	—	—	—
South Africa	—	—	—

Total productive exploratory wells drilled	—	—	2
Net dry exploratory wells drilled:
India	0.4	0.7	—
Sri Lanka	—	—	—
South Africa	—	—	—

Total dry exploratory wells drilled	0.4	0.7	—
Total number of net exploratory wells drilled	0.4	0.7	2
Net productive development wells drilled:
India	—	13.7	59.4
Sri Lanka	—	—	—
South Africa	—	—	—

Total productive development wells drilled	—	13.7	59.4
Net dry development wells drilled:
India	—	—	—
Sri Lanka	—	—	—
South Africa	—	—	—
Total dry development wells drilled	—	—	—

Total number of net development wells drilled	—	13.7	59.4

Present activities

The following table summarizes the number of wells in the process of being drilled as of March 31, 2019.

	Gross	Net
	(Number of wells)
Number of wells being drilled
India	12	8.4
South Africa	—	—

Total wells drilling	12	8.4

Oil and gas properties, wells, operations and acreage

Cairn’s blocks containing proved reserves have leases which currently expire in May 14, 2030 for Rajasthan block, October 27, 2029 for Ravva block, June 29, 2023 for Cambay block and September 24, 2031 for KG-ONN block. Estimates of proved reserves disclosed as of March 31, 2019, and all preceding periods for each block represent only those quantities that were estimated to be recoverable prior to the expiration date of the respective PSC. No reserves were estimated or included for quantities that may be recoverable after the expiration date of the PSCs.

The following tables show the number of gross and net productive oil and natural gas wells and total gross and net developed and undeveloped oil and natural gas acreage in which Cairn had interests as of March 31, 2019:

	As of March 31, 2019
	Oil		Natural gas
	Gross	Net	Gross	Net
	(Number of wells)
Gross and net productive wells(1)
India	503	350.59	51	32.6
South Africa	—	—	—	—

Total gross and net productive wells	503	350.59	51	32.6

Gross and net acreage(2)

	As of March 31, 2019
	Gross	Net
	(acres)
Developed acreage
India	56,285	31,424
South Africa	—	—

Total developed acreage	56,285	31,424

Undeveloped acreage
India	13,615,462	13,308,729
South Africa**	4,916,826	2,950,096

Total undeveloped acreage	18,532,288	16,258,825

**	Application for closure has been filed with the PASA on September 19, 2018 for Cairn’s acreage in South Africa

(1)

A gross well or acre is a well or acre in which a working interest is owned, while a net well or acre is deemed to exist when the sum of fractional ownership working interests in gross wells or acres equals one.

(2)	Developed acreage is acreage assignable to productive wells; productive wells include producing wells and wells mechanically capable of producing.

(3)

Undeveloped acreage encompasses those leased acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or gas regardless of whether such acreage contains proved reserves. Users of this information should not confuse undeveloped acreage with undrilled acreage held by production under the terms of the lease. Cairn’s lease holdings comprise earlier five blocks and new 41 blocks acquired under OALP in India. Cairn also has one block in South Africa for which application for closure has been filed with PASA in September 19, 2018.

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

For fiscal year 2020, GoI has nominated approximately 93 kbpd of Rajasthan block and 11 kbpd of Ravva block. Cairn has reasonable endeavor crude oil sales agreements and there is no minimum committed quantity, thus, resulting in no financial implication.

Natural Gas

The delivery commitments for Cairn’s share of gas from Rajasthan Block sales (participating interest) for the month of June 2019 is approximately 5.4 mmscf per day which is based on estimated gas production from the fields.

For Cambay block, Vedanta Limited - oil and gas business’s share of gas sales commitment (participating interest) for the month of June 2019 is approximately 4.8 mmscf per day. For Ravva block, there is no annual commitment for gas sales for fiscal year 2020.

Cairn believes its domestic proved reserves will be sufficient to deliver the above mentioned contracted volumes. In case the actual delivered gas quantity does not meet committed gas quantity, then the financial implications are a discount of up to a maximum of 20.0% on the gas price offered to buyers based on the provisions of the respective gas sales agreement.

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

The processed natural gas is sold through the Gujarat State Petronet Limited pipeline facility to public and private sector customers.

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

Market share and Competition

The oil and gas exploration and production industry in India is competitive. Acreages to explore and exploit hydrocarbon resources are put up for bidding by the MoPNG under the Hydrocarbon Exploration and Licensing Policy, for Vedanta Limited. Competition is faced from Indian companies, including ONGC and Reliance Industries Limited, and major integrated and large independent multinational companies. The GoI has launched special bid rounds for small discoveries, thereby further enhancing competition to acquire acreage. The GoI has a major stake in ONGC, which has been awarded the majority of the exploration blocks offered by the GoI in the nine NELP licensing rounds held so far. Many of these competitors have access to financial or other resources substantially in excess of those available to Vedanta Limited and accordingly may be better positioned to acquire and exploit prospects, hire personnel and market production. In addition, many of Vedanta Limited – oil and gas business competitors may be better able to withstand the effect of external changes in industry conditions such as worldwide crude oil and natural gas prices and levels of supply and the application of government regulations, which affect Vedanta Limited – oil and gas business and which are beyond Vedanta Limited – oil and gas business control.

Vedanta Limited – oil and gas is a significant contributor to India’s domestic crude oil production, operating approximately 25.0% as derived from the provisional data published by Petroleum Planning and Analysis Cell of MoPNG statistics as of March 31, 2019.

Seasonality

Our oil and gas business is not subject to seasonality as demand for oil and gas is consistent throughout the year.

Our Iron Ore Business

Overview

Our iron ore business is carried out in the states of Goa and Karnataka. Our iron ore business includes exploration, mining and processing of iron ore. In fiscal year 2019, we produced approximately 4.4 million dmt of saleable iron ore fines and lumps. The sales for fiscal year 2019 were at 3.8 million dmt (as compared to sales of 7.6 million dmt in fiscal year 2018).

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

In fiscal year 2016, the Supreme Court of India also imposed an interim restriction on the maximum annual excavation from the mining leases in the state of Goa to 20 million tons subject to determination of final capacity by an Expert Committee on Iron ore appointed by the Court. Further, in its order, the Court held that all mining leases in Goa including ours expired in 2007, and no mining operations were carried out until August 2014, when the High Court of Bombay at Goa pronounced an order to renew mining leases in Goa. The MoEF and the state government also revoked their suspension orders subject to limits imposed by the Supreme Court of India. Registration of mining leases in Goa was completed and the Goa State Pollution Control Board in their meeting on July 10, 2015 considered renewal of consent to operate under the Air (Prevention and Control of Pollution) Act, 1981 and Water (Prevention and Control of Pollution) Act, 1974. On August 10, 2015, operations at the Codli mine resumed and operations at the remaining mines resumed from the second half of fiscal year 2016 after receiving the consent to operate and the approval of our mining plan applications.

The Supreme Court passed its final order in the matter on February 7, 2018 wherein it set aside the second renewal of the mining leases granted by the state of Goa. The Supreme Court directed all lease holders operating under a second renewal to stop all mining operations with effect from March 16, 2018 until new mining leases (not new renewals or other renewals) and new environmental clearances are granted under the MMDR Act. Our mines in the State of Goa were impacted consequent to the judgement of the Supreme Court.

In October 2015, we proposed to the state government of Jharkhand to set up a 1 mtpa pig iron plant in Jharkhand, for Dhobil mining lease. On May 6, 2016, Stage-I MoU was signed between the state government of Jharkhand and Vedanta Limited to set up a 1 mtpa hot metal plant. Further on November 1, 2017, Stage II MoU was signed. The exploration drilling in our lease area commenced in May 2017 and report was submitted to the state government of Jharkhand in October 2017. The exploration report was examined by a technical committee comprising experts from Geological Survey of India, IBM and state geology and mining departments. In March 2018, the technical committee approved report for the purposes of issuing a letter of intent to Vedanta Limited for the grant of a mining lease for the Dhobil iron ore mine. We are still awaiting for the letter of intent to further carry on the process.

Principal Products

Iron ore

Our iron ore reserves consist of both lump and fine ore. As of March 31, 2019, the percentage of lump ore in the reserves was approximately 20.0% in Karnataka. The mines in Karnataka consists of average 49.1% grade deposits. We sell lump ore from our mines in Karnataka primarily to domestic pig iron or steel producers. The majority of other iron ore produced by Goa mines was sold to purchasers in China, but during the fiscal year 2019, no Iron ore were mined from Goa mine pursuant to the Supreme Court’s order.

Pig iron

We produce basic, foundry and nodular grade pig iron in various sub grades for steel mills and foundries.

Metallurgical coke

We also produce metallurgical coke, which is primarily used for captive consumption for producing pig iron in India.

Principal Facilities

The following map shows details of the locations of our iron ore business in India and around the world:

Mine in Karnataka - A. Narrain

Our main operations in Karnataka is at the A. Narrain mine which is located approximately 200 kms northwest of Bangalore. The open-pit mine is operated by us and is well connected by rail, with the nearest stations, Sasalu and Amruthapura, and M/s Mineral Enterprises server by Chikkajajur (MMEC) railway siding located 16 kms, 17 kms and 4 kms respectively, from the A. Narrain mine. The nearest port at Mangalore is approximately 430 kms from the mine and the nearest airport is located at Bangalore, approximately 230 kms from the mine.

The leasehold area of the mine is 160.6 hectares, which is classified into two blocks, namely the south block, which is 123.5 hectares, and the north block, which is 37.1 hectares. These two blocks are joined by a narrow stretch of land approximately 30 meters in width and 660 meters in length along the eastern side of the leasehold area. We have operated the mine since 1994. The MoEF granted us the environmental clearance for production of 6.0 mmtpa in fiscal year 2009 but due to conditions introduced by the Supreme Court, the production capacity of the mine was reduced to 2.29 mmtpa. However in April 2018, district cap was induced on pro rata basis by Supreme Court and Central Empowered Committee enhanced the production capacity of the mine to 4.51 mmtpa.

The geological formation of this region belongs to the Archean-Proterozoic age. The geology of the A. Narrain mine consists of Archean formations locally termed “Dharwars” which contain rich and large iron ore deposits. The leasehold area forms part of the Chitradurga-Tumkur schist belt and part of a regional isoclinal fold. The strike direction of the ore body dips westerly at an angle of about 60 degrees to 70 degrees. Hematite is the principal ore mineral and limonite, goethite and magnetite constitute the associated minor minerals of the mine. The mineralized horizon extends over a length of about two kms. The footwall comprised decomposed quartzite and phyllite, and the stratigraphy is cross cut by late dolerite dykes and sills which are manifested by pink clayey zones in the mine area.

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

Since the mine was taken over by us, exploration at the A. Narrain mine involved the drilling of a total of 66,469 meters in 638 boreholes as of March 31, 2019. The A. Narrain deposit is extensively sampled in vertical and inclined drill hole grid intervals in side direction of 50 meters and in cross section average of 25 meters with most of the holes covering a depth of 50 meters to 200 meters. Power at the mine is supplied by a 725 KV and 320 KV generator. All power supplied to the mine and plant is through generators.

The gross value of fixed assets, including capital works-in-progress, was ₹ 10,953.1 million ($ 158 million) as of March 31, 2019.

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

Mine in Liberia - WCL

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

The table below sets out proved and probable iron ore reserves as of March 31, 2019 at mines that we own or have rights to:

	Proved Reserves		Probable Reserves		Total Proved and Probable Reserves
Mine	Quantity	Iron Grade	Quantity	Iron Grade	Quantity	Iron Grade
	(Million tons)	(%)	(Million tons)	(%)	(Million tons)	(%)
A. Narrain	23.22	57.5	33.08	43.8	56.3	49.4

Total iron ore reserves	23.22	57.5	33.08	43.8	56.3	49.4

Additional Information

1.

The reserve estimates have been prepared by the Geologists and Mining Engineers at Vedanta Limited and SRK Consulting (UK) Limited reviewed in accordance with JORC code. The estimates were independently audited by SRK in 2019.

2.	Ore reserves are estimated at a variable cut-off grade based on ore type; the minimum cut-off grade was 30.0% Fe for Siliceous Ore and 45.0% Fe for normal ore.

3.

The ore bodies are of relatively significant size with good continuity of the mineralized zones and little internal dilution, the contacts are well constrained, free digging and diluting material can also carry grade, a mining recovery of 98.0%; a mining dilution of 2.0%; is considered.

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

The following table sets out the total rated capacities as of March 31, 2019 at our Amona facility:

	Rated capacity
Particulars	Metallurgical Coke	Pig Iron	Power
	(tpa)	(tpa)	(MW)
Amona Plant	522,000	832,000	60

Production

The table below sets out our total production of saleable ore for fiscal years ended on March 31, 2017, 2018 and 2019:

		Year Ended March 31
Mine/Mine Type	Product	2017	2018	2019
		(Millions Dry Metric tons)
Goa (open-pit)(1)	Iron ore	7.8	3.8	0.24
Sesa Resources Limited (open-pit)(1)	Iron ore	1	1.1	0
A. Narrain (open-pit)	Iron ore	2.1	2.2	4.12

Total iron Ore	Iron ore	10.9	7.1	4.36

Amona Plant	Metallurgical coke	0.48	0.44	0.5
	Pig iron	0.71	0.64	0.69

(1)	No iron ore was mined from the Goa mines in fiscal year 2019, however, production is considered after processing of extracted ore from previous years.

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

Sales and Marketing

Due to regulatory restrictions entire iron ore from Karnataka is sold domestically.

Pig iron - Currently, the majority of the pig iron produced by us is sold within India to foundries and steel mills. The sale of pig iron is generally done on a spot basis with delivery schedule over the month. The prices of pig iron are fixed on a both delivered and ex-works basis, with material being sent on a freight-to-pay and prepaid basis.

Metallurgical coke - Approximately 80.0% to 90.0% of our total metallurgical coke production during fiscal year 2019 was used for the production of pig iron. The balance was sold in the domestic Indian market to foundries, pig iron producers, ferrous alloys producers and cement plants.

The sale of metallurgical coke to other customers is done on a spot basis with delivery schedule over the month.

We have a marketing office at Panaji in Goa with indenting agents to sell our pig iron and metallurgical coke products. Our sales and chartering needs are managed from the office at Goa.

Our ten largest customers accounted for approximately, 40.1%, 44.0% and 42.7 % of revenue for iron ore business in fiscal years, 2017, 2018 and 2019 respectively. No customer accounted for greater than 10.0% of our revenue in fiscal year 2017 and 2019. One of the customer accounted for more than 10.0% of our revenue in fiscal year 2018.

Market Share and Competition

The total sales of iron ore for fiscal year 2019 was 3.8 million dmt. Domestic sales of iron ore for fiscal year 2019 was 2.88 million dmt, and total exports for fiscal year 2019 was 0 .92 million dmt. Out of the total sales in fiscal year 2019, 67.0% was from Karnataka mines and the remaining 23.0 % was from Goa.

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

Seasonality

Our iron ore mining operations in Karnataka are not substantially affected by seasonality.

Our Copper Business

Overview

Our copper business is principally of custom smelting and includes a smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and three captive power plants at Tuticorin in southern India, a refinery and two copper rod plants at Silvassa in western India, a precious metal refinery, a doré anode plant and a copper rod plant at Fujairah in the UAE. In addition, we own the Mt. Lyell copper mine in Tasmania, Australia.

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

The Government of Tamil Nadu has issued orders dated May 28, 2018 directing the closure of the copper smelter plant unit in Tuticorin permanently. The Company has filed an appeal before National Green Tribunal, Principal Bench challenging this order. Separately, SIPCOT vide its letter dated May 29, 2018, cancelled 342.22 acres of the land allotted to us for the proposed Expansion Project. Further the TNPCB issued orders on June 7, 2018 directing the withdrawal of the Consent to Establish, which was valid till March 31, 2023.

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

Copper Rods

Our copper continuous cast rods meet all the requirements of international quality standards including the ASTM B 49: 2010 or the BS EN 1977:1998 standards. Our copper rods are currently used primarily for power and communication cables, transformers and magnet wires.

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

Supply of Copper Concentrate

As a custom smelter, we source a significant majority of our copper concentrate from third party suppliers at the LME price less a TcRc. During fiscal year 2019, as the smelter at Tuticorin has been closed, Copper Anodes and Blister has been Procured from External Sources and internal Sources for production of copper cathode in Silvassa Refinery.

Delivery to Customers

The copper cathodes, copper rods, sulphuric acid, phosphoric acid and other by-products such as gypsum are shipped for export or transported by road to customers in India.

Principal Facilities

Our Copper Mine

Mt.Lyell Mine - Tasmania

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

Chalcopyrite is the principal ore mineral and occurs chiefly in higher grade lenses enveloped by lower grade halos. The overall structure of Mt. Lyell is that of a steeply dipping overturned limb of a large anticline. The hanging wall (stratigraphic footwall) of the ore body consists of weakly mineralized chloritic schists with disseminated pyrite. The footwall is sharply defined by the Great Lyell Fault - Owen Conglomerate contact which truncates the ore body at its southern end.

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

The net value of fixed assets, including capital work-in-progress was approximately AUD 5 million ($ 7 million) respectively, as of March 31, 2019.

At the time of finalization of reserve statement as on March 31, 2019, no mineral reserves have been determined due to government statutory restrictions imposed post the mud slide incident in January 2014.

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

Presently, the captive power plants have a total capacity of 191.5 MW, excluding the 15 MW power generating power plant shifted to HZL for the Pantnagar operations. Further, we also have a 5 MW of power generated from a smelter waste heat boiler. Coal for the 160 MW power plant is imported, and our other captive power plants at Tuticorin operate on furnace oil. With captive power plants with a total capacity of 191.5 MW, which, together with a further 5 MW generated from the smelter waste heat boiler, Tuticorin facility will meet most of the facility’s power requirements once the proposed expansion to 800,000 tpa is complete.

The smelter at the Tuticorin facility utilizes IsaSmeltTM furnace technology. The refinery uses IsaProcessTM technology to produce copper cathode and the copper rod plant uses Properzi Continuously Cast and Rolled, copper rod technology from Continuus-Properzi spa., Italy, to produce copper rods.

On March 29 2013, the TNPCB ordered the closure of the copper smelter at Tuticorin due to complaints about a noxious gas leak by local residents. On April 1, 2013, Vedanta Limited (then Sterlite Industries India Limited) filed an application in the NGT challenging the order of the TNPCB on the basis that the plant’s emissions were within permissible limits. NGT ordered in favour of Vedanta Limited on August 8, 2013 clearing all allegations raised against Vedanta Limited with respect to gas leak incident.

TNPCB granted renewal of Consent to Operate to the existing Copper Smelter which was valid till March 31, 2018. The application for renewal of Consent to Operate (CTO) from April 1, 2018 for existing copper smelter, required as per procedure established by law, was rejected by TNPCB vide rejection order dated April 9, 2018. The Company then filed an appeal before the TNPCB Appellate Authority challenging the rejection order. During the pendency of the appeal, TNPCB vide its order dated May 23, 2018 ordered closure of existing copper smelter plant and disconnection of power supply with immediate effect. Further, the Government of Tamil Nadu, issued orders dated May 28, 2018 with a direction to seal the existing copper smelter plant permanently. Consequently, TNPCB issued another notice dated May 28, 2018 directing sealing and closure of the unit The Company believes these actions were not taken in accordance with the procedure prescribed under applicable laws.

Subsequently, the Directorate of Industrial Safety and Health passed orders dated May 30, 2018, directing the immediate suspension and revocation of the Factory License and the Registration Certificate for the existing smelter plant.

Then the Company had appealed before the NGT, Principal Bench. Hearing the appeal, the NGT has referred the matter to an Independent Committee presided by retired Chief Justice of the Meghalaya High Court along with one expert member each from MoEF and Central Pollution Control Board (CPCB) which heard all the affected parties including Company and through the reports produced on the issue of environmental compliance as well as the impact on inhabitants as perceived or actual. The Independent Committee visited the plant in September, 2018 and heard TNPCB as well as Vedanta Limited’s defence on the violations pointed out by TNPCB for rejection of CTO renewal application and heard interveners supporting and opposing reopening of Sterlite Copper and State authorities and TNPCB.

National Green Tribunal (NGT) vide its order dated December 15, 2018 has set aside the impugned orders passed by State of Tamil Nadu and TNPCB and directed TNPCB to pass fresh orders of renewal of consent and authorization to handle hazardous substances, subject to appropriate conditions for protection of environment in accordance with law within three weeks from this order date. It has also allowed to restore electricity for operations of the plant. The order is subjected to Vedanta Limited complying with certain directions as specified in the order.

Meanwhile, Madurai bench of Madras High Court ordered to maintain ‘Status quo’ till January 21, 2019 in response to a Public Interest Litigation (PIL) filed by one of the Tuticorin resident challenging the order of NGT. This Public Interest Litigation (PIL) was later withdrawn in light of appeal filed before Supreme Court by State of Tamil Nadu and TNPCB.

The State of Tamil Nadu and TNPCB approached Supreme Court in Civil Appeals on January 2, 2019 challenging the judgment of NGT dated December 15, 2018 and this appeal was clubbed with the previously filled appeal by TNPCB against the NGT order dated August 8, 2013. The Supreme Court heard all the parties during January and February 2019 on maintainability as well as merits. The Supreme Court vide its judgment dated February 18, 2019 set aside the judgments of NGT dated December 15, 2018 and, August 8, 2013 on the basis of maintainability alone holding that the same were not maintainable before NGT. The Supreme Court did not venture into the merits of the matter. The Supreme Court gave the Company liberty to approach Madras High Court for filing a writ petition against the orders challenged in aforesaid appeals before NGT. The Supreme Court also indicated mentioning the matter before Chief Justice of Madras High Court for an expeditious hearing considering that the Company’s plant has been shut for a long period and the Company is exporting a product which is an important import substitute.

The Company then filed a writ petition before Madras High Court challenging the various orders passed against the company in 2018 and 2013. The case was heard on March 1, 2019 wherein the Company pressed for interim relief for care and maintenance of the plant. The Madras High Court directed the State of Tamil Nadu and TNPCB to file their counter to our petition for interim relief and posted the matter on March 27, 2019. On March 27, 2019 the hearing was adjourned to April 23, 2019 which got further adjourned to June 27, 2019.

As per the Company’s assessment, it is in compliance with the applicable regulations and expects to get favourable order from Madras High Court.

Silvassa

Our Silvassa facility, established in 1997, is located in the union territory of Dadra and Nagar Haveli in western India. Our Silvassa facility currently consists of a 216,000 tpa copper refinery and two copper rod plants with a total installed capacity of 172,000 tpa of copper rods. Its refinery uses IsaProcessTM technology in the production of copper cathode and its copper rod plants use Properzi copper cathode rods technology. Our Silvassa facility draws on the state power grid to satisfy its power requirements. A new copper rod mill plant with installed capacity of 258,000 tpa is under construction in Silvassa which is expected to be completed by the end of July 2019.

Capacities

The following table sets forth the total capacities as of March 31, 2019 at our Tuticorin and Silvassa facilities:

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

Fujairah

Fujairah Gold FZC is located in the Fujairah Free Zone 2. Our Fujairah facility is strategically located on the coast of the Arabian Sea. The precious metal refinery was commissioned in March 2009 and began production in April 2009, with a capacity of 20 tons of gold and 105 tons of silver. Outotec oyj, Finland, supplied the technology for the precious metal refinery. Fujairah Gold FZC commissioned a copper rod plant at a project cost of $ 13 million, with an annual capacity of 12.5 tons per hour with production having commenced in May 2010 and generated a production of 82,627 metric tons of rod, 814 kilograms of gold and 10,640 kilograms of silver in fiscal year 2019. Continuus Properzi spa, Italy, has supplied the rod mill equipment for this project, and the copper cathode required for the copper rod plant is being sourced from the smelters of the Vedanta Group and third parties. The doré anode plant that was shifted from Tuticorin to Fujairah was commissioned in June 2012 for smelting of “anode slime” to “doré anode” which is the raw material for the precious metal refinery.

Production Volumes

The following table sets out our total production from Tuticorin and Silvassa for fiscal years ended March 31, 2017, 2018 and 2019:

			For the Year Ended March 31,
Facility	Product	Units	2017	2018	2019
Tuticorin(4)	Copper anode(1)	Tons	400,620	392,543	4
	Sulphuric acid(2)	Tons	1,043,802	1,033,249	—
	Phosphoric acid(2)	Tons	200,119	191,746	182
	Copper cathode(3)	Tons	216,119	216,749	2,873
	Copper rods(3)	Tons	71,178	67,207	2,282
Silvassa	Copper cathode(3)	Tons	186,611	186,418	86,644
	Copper rods(3)	Tons	136,352	135,332	108,915
Fujairah	Rod	metric ton	83,278	88,091	82,627
	Gold	Kg	6,373	7,687	814
	Silver	Kg	77,514	72,513	10,640

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

Since Mt. Lyell mine has been placed under care and maintenance following a rock falling on the ventilation shaft in June 2014, there was no copper extraction from these mines for fiscal years ended March 31 2017, 2018 and 2019.

Principal Raw Materials

Overview

The principal inputs of our copper business are copper concentrate, rock phosphate, power, fuel and sulphuric acid. Other inputs include coke, lime, reagents and oxide ore. We have in the past been able to secure an adequate supply of the principal inputs for our copper production.

Copper Concentrate

Copper concentrate is the principal raw material of our copper smelter. In fiscal year 2019, we sourced of our copper concentrate requirements either through long-term contracts or on spot markets. We purchase copper concentrate at the LME price less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. During fiscal year 2019, as the smelter at Tuticorin has been closed, copper anodes and blister has been procured from external and internal sources for production of copper cathode in Silvassa Refinery.

In general, Vedanta Limited’s long-term agreements run for a period of three to five years, and are renewable at the end of the period. The quantity of supply for each contract year is fixed at the beginning of the year and terms like TcRc and freight differential are negotiated each year depending upon market conditions. In fiscal year 2019, we sourced approximately 23.7% of our copper concentrate requirements through long-term agreements.

Vedanta Limited also purchases copper concentrate on a spot basis to fill any gaps in its requirements based on production needs for quantity and quality. These deals are struck on the best possible TcRc during the period and are specific for short-term supply. In fiscal year 2019, we sourced approximately 76.3% of our copper concentrate requirements through spot purchases.

Rock Phosphate

Vedanta Limited’s rock phosphate is sourced primarily from Jordan at spot prices. Vedanta Limited is currently exploring the sourcing of rock phosphate from countries such as Morocco, Nauru, Togo, Algeria and Israel to diversify its supply base.

Power

The electricity requirements of our copper smelter and refinery at Tuticorin are primarily met by the on-site captive power plants. This plant uses coal that is imported from third parties. Our other captive power plants at Tuticorin operate on furnace oil that is procured through long-term contracts with various oil companies. During fiscal year 2019, no power were consumed for production purpose as the plant at the Ttuticorin has been closed. We have outsourced the day-to-day operations and maintenance of our captive power plants at Tuticorin. Our Silvassa facility relies on the state power grid for its power requirements.

Distribution, Logistics and Transport

Copper concentrate sourced from third parties is received at the port of Tuticorin and then transported by road to the Tuticorin facility.

Once processed at the Tuticorin facility, copper anodes are either refined at Tuticorin or transported by road to Silvassa. During fiscal year 2019, as the smelter at Tuticorin has been closed, Copper Anodes and Blister has been procured from external and internal sources for production of copper cathode in Silvassa Refinery. Copper cathodes, copper rods, sulphuric acid, phosphoric acid and other by-products are shipped for export or transported by road to customers in India.

Sales and Marketing

The 10 largest customers of our copper business accounted for approximately 46.0%, 57.8% and 45.5% of our copper business revenue in fiscal years 2017, 2018 and 2019 respectively.

Our copper sales and marketing head office is located in Mumbai, and we have field sales and marketing offices in most major metropolitan centers in India. We sell our copper rods and cathodes in both the domestic and export markets. In fiscal years 2017, 2018 and 2019 exports accounted for approximately 55.5%, 52.3% and 24.3% of the revenue of our copper business, respectively. Our export sales were primarily to China, UAE, Qatar, Belgium, Nepal and Taiwan. We also sell phosphoric acid and other by-products in both the domestic and export markets.

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

Market Share and Competition

We own one of the two custom copper smelters in India and had a primary market share of 16.0% by sales volume in India in fiscal year 2019, according to International Copper Association (India). The other major custom copper smelter in India is owned by Hindalco Industries Limited, with the remainder of the primary copper market in India primarily served by imports and Hindustan Copper Limited.

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

Projects and Developments

Vedanta Limited had undertaken expansion projects to setup Copper smelter plant II at Tuticorin costing Rs.44,240 million ($ 640million) to increase its total copper capacity to 800,000 tpa.

Vedanta Limited has incurred Rs. 10,193 million ($147 million) on these projects as of March 31, 2019. However, the expansion of the smelter was temporarily put on hold due to pending environmental clearances.

The application for renewal of the Environmental Clearance for the proposed Expansion Project which was due to expire on December 31, 2018 was rejected by the MoEF. Thereafter, we made a fresh application dated March 12, 2018 before the Expert Appraisal Committee of the MoEF wherein a sub- committee was directed to visit the Expansion Project site prior to prescribing the Terms of Reference

In the meantime, the Madurai Bench of the High Court of Madras in a Public Interest Litigation held vide its order dated May 23, 2018 that the application for renewal of the Environmental Clearance for the Expansion Project shall be processed after a mandatory public hearing and the said application shall be decided by the competent authority on or before September 23, 2018. In the interim, the High Court ordered the Company to cease construction and all other activities on site for the proposed Expansion Project with immediate effect. Separately, State Industries Promotion Corporation of Tamil Nadu (“SIPCOT”) vide its letter dated May 29, 2018, cancelled 342.22 acres of the land allotted to us for the proposed Expansion Project. Further the TNPCB issued orders on June 7, 2018 directing the withdrawal of the CTE which was valid till March 31, 2023.

Hearing the case of expansion project, Madras High Court vide its order dated October 3, 2018 has granted an interim stay in favour of the Company against order of SIPCOT dated May 29, 2018, cancelling 342.22 acres of the land allotted to us. The MoEF has updated on its website that Vedanta Limited’s environmental clearance for expansion project will be considered for ToR either upon verdict of the NGT case or upon filing of a Report from the State Government/ District Collector, Thoothukudi. The Company has also filed Appeals before the TNPCB Appellate Authority challenging withdrawal of CTE by the TNPCB, the matter is listed for hearing on July 3, 2019

Our Aluminium Business

Our aluminium business is in Chhattisgarh and Odisha. We operate the business in the state of Chhattisgarh through BALCO, in which we have a 51.0% ownership interest, whereas our aluminium operations in Odisha were previously operated through Vedanta Aluminium, which was merged into Vedanta Limited pursuant to the Re-organization Transactions.

(a)	BALCO

Overview

Our aluminium business is owned and operated by BALCO. BALCO’s partially integrated aluminium operations comprises two bauxite mines, the Chotia coal block, 1710 MW power plants, an alumina refinery (operations of which had been suspended since September 2009), a 245,000 tpa aluminium smelter, a 325,000 tpa aluminium smelter and fabrication facility, all of which are located in Korba in the State of Chhattisgarh in Central India. BALCO’s operation benefits from accessing power at cost effective rate as power is the most significant cost component in aluminium smelting operation due to its power intensive nature.

BALCO’s Bodai-Daldali bauxite mines is located in Kawardha district of Chattisgarh.. Bauxite is transferred to our alumina refinery in Lanjigarh, which converts bauxite to alumina and supplies alumina back to BALCO. In return, BALCO pays conversion price to us based on our actual cost of production plus reasonable margin. Balance of the BALCO’s alumina requirements are sourced from third parties.

BALCO’s other bauxite mine is Mainpat bauxite mine, which is an open-pit mine located in the Surguja district of the state of Chhattisgarh. The Mainpat mine has been in production since 1993. Mining lease of the Mainpat mine has been renewed and is valid until July 8, 2042. There was no production from Mainpat during the year due to non-availability of Environmental Clearance Permission for crushing.

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

Rolled Products

Rolled products, namely coils and sheets, are value-added products that BALCO produces from primary aluminium. Rolled products are used for a variety of purposes in different industries, including manufacturing of aluminium foil, printing, transportation, consumer durables, building and architecture, electrical and communications, packaging and general engineering industries.

Delivery to Customers

Ingots, wire rods and rolled products are transported by trucks to customers in India and by rail/trucks to ports for export.

Principal Facilities

Overview

The following map shows details of the locations of BALCO’s facilities in the State of Chhattisgarh:

Bauxite Mines

Chhattisgarh Mines – Mainpat and Bodai-Daldali

BALCO has two captive bauxite mines, namely the Mainpat bauxite mine and the Bodai-Daldali bauxite mine, in the state of Chhattisgarh in Central India. The Mainpat mine is an open-pit bauxite mine located in the Surguja district of Chhattisgarh. Mainpat mine has been in production since 1993 and has a leased hold area of 6.39 square kilometers. The bauxite extraction limit for the mine granted by MoEF is 750,000 tpa. Mining lease of Mainpat mine has been renewed until July 8, 2042, and environmental clearances for the Mainpat mine has been renewed by MoEF and is valid until September 16, 2038. BALCO had applied for renewal of forest clearance for forest land co-terminus for the mining lease period, which is valid until July 8, 2042. During the year, there was no production from Mainpat, due to non-availability of Environmental clearance permission for crushing and screening.

The Bodai-Daldali deposits are located approximately 260 kilometers from Korba in the Kawardha district of the state of Chhattisgarh. Bodai-Daldali was commissioned in 2004 by BALCO with a lease hold area of 6.3 square kilometers renewable mining lease that is valid until March 26, 2047. The bauxite extraction limit for Bodai-Daldali Mines granted by MoEF is 1,250,000 tpa.

Chhattisgarh bauxite deposits are situated over a plateau with steep scarps on both sides, at an elevation of approximately 1,040 meters above the mean sea level for Mainpat, and approximately 940 meters above the mean sea level for Bodai-Daldali. The bauxite is generally one meter to three meters thick and lies within a laterite sequence overlying thick tertiary basalts of the Deccan traps. The cover of laterite and thin topsoil is up to 5 meters thick, but is generally less than 2 meters. Majorly, the Bauxite outcrops around plateau rims.

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

The bauxite ranges from hard to very hard with a natural moisture content of 5.0% to 10.0%, an in-situ density of 2.3 tons to 2.4 tons per cubic meter. It comprises primarily gibbsite with bohemite and minor diaspore. The reactive silica content is low and iron is present in the form of hematite and aluminous goethite. The average grade of the bauxite is approximately 43.07% aluminium oxide and silica levels of 4.75% as of March 31, 2019.

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

Since the commencement of operations, the Mainpat mine has produced approximately 8.1 million tons of bauxite. During fiscal year 2019, there was nil production due to non-availability of EC Permission for crushing and screening. Power and water requirements at Mainpat are minimal and can be supplied by small on-site diesel generators and from boreholes in the mine.

As of March 31, 2019, BALCO estimates reserves at Mainpat to be 5.2 million tons and the remaining mine life of the Mainpat mine to be approximately 6 to 7 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan.

Total production at the Bodai-Daldali mine since the commencement of production has been 8.1 million tons of bauxite, with production in fiscal year 2019 totaling approximately 414,956 tons at 45.62% aluminium oxide. Power is supplied by on-site diesel generators and ground water provides the water requirements for the mine.

As of March 31, 2019, BALCO estimates the reserves at Bodai-Daldali to be 2.5 million tons and the remaining mine life to be approximately 2 to 3 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan. The cut-off grade used to define the reserves at BALCO’s mines was 38.0%.

In fiscal year 2019, all mining and transportation of the bauxite was done by the contractors and total cost for this was ₹ 4,051 ($ 59) per ton of bauxite.

Based on current costs and historical prices, BALCO’s operations are forecasted to remain profitable and therefore the deposits at the Mainpat and Bodai-Daldali mines fulfill the requirements for being classified as reserves. The reserves as of March 31, 2019 at BALCO’s mines at Mainpat and Bodai-Daldali have been determined by verifying that the integrated operation is economic at an aluminium price of $ 2,022 per ton.

The mining recovery factors applied to determine the reserves for both mines are 65.0%. The grade dilution factor is reconciled between the actual mined / dispatched grades obtained and in-situ grade values. The grade correction / dilution factors applied for Mainpat and Bodai-Daldali mines are Al2O3 – 97.0%, SiO2 – 103.0% and Al2O3 – 97.0%, SiO2 – 103.0% respectively. The parameters for Mainpat are derived from the reconciliation of actual production against the geological model, while the parameters for Bodai-Daldali are based on estimates.

In fiscal year 2019, the stripping ratio at the Mainpat mine was nil as during the fiscal year 2019 Mainpat’s production was nil due to non-availability of EC Permission for crushing and screening, while the stripping ratio at the Bodai-Daldali mine was 1:1.02. The stripping ratio for the remaining reserves at Mainpat is 0.94 cubic meter of waste per ton of ore, while at the Bodai-Daldali mine, it 0.95 cubic meter of waste per ton of ore. Stripping ratio is the ratio of the volume of waste material required to be handled in order to extract some volume of ore.

Summary of Bauxite Mine Reserves

The following table sets out BALCO’s proven and probable bauxite reserves as of March 31, 2019:

Mines	Proven Reserves			Probable Reserves			Total Proven and Probable Reserves			SSL Interest	Reserve Life
	Quantity	Alumina	Silica	Quantity	Alumina	Silica	Quantity	Alumina	Silica	%	(years)
	(in million tons)	(%)	(%)	(in million tons)	(%)	(%)	(in million tons)	(%)	(%)
Mainpat	5.22	43.24	4.26	—	—	—	5.22	43.24	4.26	—	6-7
Bodai-Daldali	2.54	42.72	5.75	—	—	—	2.54	42.72	5.75	—	2-3

Total	7.76	43.07	4.75	—	—	—	7.76	43.07	4.75	51	—

Additional information:

1.	The estimate of reserves, was audited by Geo Solutions Private Limited, which incorporate the losses for mine dilution and mining recovery as required by the JORC code.
2.	The cut-off grade used with our reserve estimates for bauxite is 38.0%.
3.	The metallurgical recovery factor for bauxite at both Mainpat and Bodai-Daldali is 65.0%.
4.	The commodity price for evaluation of reserves is $ 2,022 per ton for bauxite and the currency conversion factor that was used to estimate our reserves was ₹ 69.89 per US dollar.
5.	The reserve quantities disclosed are for the entire mine and our share in the reserve quantities is 51.0%.

Korba Facility

Overview

BALCO’s Korba facility is located at Korba in the state of Chhattisgarh and consists of a 245,000 tpa aluminium smelter and a 325,000 tpa aluminium smelter, 1710 MW power plants, and an alumina and fabrication facility. 540MW captive power plant commissioned in March 2006. During fiscal year 2017, CPP 600 MW was commissioned and 270 MW power plant was transferred from power business to aluminum business on April 1, 2016 and one unit of 300 MW has been converted from IPP to CPP from January 1, 2019. The following table sets forth the total capacities as of March 31, 2019 at BALCO’s Korba facility:

	Capacity
Facility	Alumina	Aluminium		Power plant
	(tpa)	(tpa)		(MW)
Korba	200,000	245,000		1,710
Korba (New smelter)	—	325,000	(1)

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

Power Plants

Smelting requires a substantial continuous supply of power and interruptions can cause molten metal to solidify and damage or destroy the pots. Power for the Korba facility is mostly provided by the coal-based 540 MW captive power plant commissioned in March 2006. The surplus generation from the power plant is supplied to the State Electricity Board and other customers. 270 MW power plant was transferred from power business to aluminium business on April 1, 2016. BALCO constructed a CPP 600 MW coal-based thermal power facility in the state of Chhattisgarh. The power generated from CPP 600 MW (2*300 MW) units is being utilized in the 325,000 tpa smelter. One unit of IPP 300 MW has been converted to CPP from January 1, 2019.

Thermal coal is a key raw material required for the operation of BALCO’s captive power plants. On October 7, 2016, BALCO entered into another fuel supply agreement of 3,250,000 tpa and on August 5, 2017, another fuel supply agreement of 0.91 mtpa for 1140 MW captive power plant (comprising CPP 540 MW and CPP 600 MW) for a term of five years. BALCO realized 71.0% and 82.0% of contracted coal quantity of IPP 300 MW and CPP 1440 MW each. Further, BALCO was successful in securing the Chotia coal block as part of an auction process conducted by the GoI.

Production Volumes

The following table sets out BALCO’s total production from its Korba facility for fiscal years ended March 31, 2017, 2018 and 2019:

		For the Year Ended March 31,
Facility	Product	2017 (2)	2018	2019
		(tons)
Korba	Ingots/Busbar/Billets	202,769	318,585	320,979
	Rods	205,277	223,983	224,133
	Rolled products	19,033	26,483	26,119

Total(1)		427,079	569,051	571,231

(1)	Reflects total of ingots, rods and rolled products.
(2)	Includes production of 46,716 and 16,126 tons from the trial run of 325,000 tpa smelter for 2017 and 2018 respectively.

The following table sets out the total bauxite ore production for each of BALCO’s mines for fiscal years ended March 31, 2017, 2018 and 2019:

		For the Year Ended March 31,
Mine (Type of Mine)	Products	2017	2018	2019
		(tons, except for percentages)
Mainpat (Open-pit)	Bauxite ore mined	73,170	589,320	—
	Ore grade	43.60%	43.50%	—
Bodai-Daldali (Open-pit)	Bauxite ore mined	1,065,300	581,920	462,000
	Ore grade	46.70%	45.50%	45.70%

Total		1,138,470	1,171,240	462,000

Principal Raw Materials

The principal inputs of BALCO’s operations are alumina, power, carbon and certain other raw materials. BALCO has in the past been able to secure an adequate supply of the principal inputs for its business.

Alumina

Alumina is the primary raw material used in the production of aluminium. Our Lanjigarh refinery supplies substantial portion of the alumina requirements (after converting the bauxite supplied by BALCO to the Lanjigarh refinery). BALCO currently sources all of its remaining alumina from third-party suppliers in international markets. The alumina sourced externally is metallurgical grade calcined alumina with a minimum alumina content of 98.6% on a dry basis. In fiscal years 2017, 2018 and 2019, BALCO purchased 447,883 tons, 766,457 tons and 770,470 tons of imported alumina at an average price of $ 314, $ 425 and $ 500 per ton, respectively, on a cost, insurance and freight or CIF basis at the port of Vizag, Kakinada and Gangavaram, India.

Power

Smelting primary aluminium requires a substantial, continuous supply of electricity. As a result, power is a key input at BALCO’s Korba facility, where it is provided by three coal-based captive power plants of 270 MW, 540 MW and CPP 600 MW and one unit of 300 MW has been converted from IPP to CPP from January 1, 2019. Our captive power plant has historically been dependent upon coal allocations from Coal India Limited. The company received another coal block known as the Chotia coal block through an e-auction. The total reserves at the Chotia block are 17.2 million tons with an annual production capacity of one million tons. BALCO’s total coal requirement at full capacity is approximately 10 million tons. Hence, the Chotia coal block can meet at least 10.0% of the total coal requirement.

Power for BALCO’s mines is provided by on-site diesel generators. BALCO has constructed a CPP 600 MW coal-based thermal power facility which was commissioned during fiscal year 2016. The power generated from CPP 600 MW is utilized in the 325,000 tpa smelter.

Water

Water is also an important input for BALCO’s captive power plants. BALCO sources its water requirements at Korba from a nearby canal, with the water transported by pipelines. BALCO is currently in a dispute with the National Thermal Power Corporation regarding the right of way for its water pipeline that supplies water to its 270 MW captive power plant, which has been built through National Thermal Power Corporation premises. Arbitration proceedings commenced in 2009 and the order was reserved on June 30, 2014. BALCO and National Thermal Power Corporation submitted a joint survey report to the arbitrator. On the issue of easmentary rights, the arbitrator issued an award dated January 11, 2016 in favor of BALCO and rejected all counter claims of the National Thermal Power Corporation. The National Thermal Power Corporation has challenged the award by filing an application under section 34 before the High Court of Delhi which was listed for admission on May 5, 2016 and the court has ordered for issuance of notice. The next hearing will take place on October 15, 2019. BALCO has also filed the application under section 34 before the High Court of Delhi with respect to claims which were rejected by the arbitrator which is to be listed in due course. In addition, BALCO has a water supply arrangement of 13 million cubic meters per annum for the 540 MW power plant and 25 million cubic meters per annum for the 1200 MW power plant, of which full allotment has been received until March 31, 2019. See “Item 3 – Key Information - D. Risk Factors - Risks Relating to Our Business”. Our operations are subject to risks that could result in decreased production, increased cost of production and increased cost of or disruptions in transportation, power generation, mining and oil exploration.”

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

Sales and Marketing

BALCO’s 10 largest customers accounted for approximately 59.7%, 65.4% and 42.7% of its revenue for aluminium business in fiscal years 2017, 2018 and 2019, respectively. Two of the BALCO’s customers accounted for greater than 15.0% of BALCO’s revenue in fiscal year 2019. Two of the BALCO’s customers accounted for greater than 11.0% of BALCO’s revenue in fiscal year 2018 and one of BALCO’s customers accounted for greater than 16.0% of BALCO’s revenue in fiscal year 2017.

BALCO sells its products to both domestic & export markets. BALCO’s key customers include conductor manufacturers, railways, equipment and machinery manufacturers among other customers.

Domestic sales of primary aluminium are based on the LME aluminium cash settlement price and primarily Japanese port premiums. The majority of sales is from long term contracts and Memorandum of Understanding with end users. BALCO’s export sales of aluminium are currently on a spot and long term contract basis at a price based on the LME price plus a premium.

Projects and Developments

On October 7, 2006, BALCO entered into a memorandum of understanding with the state government of Chhattisgarh, India, and the Chhattisgarh State Electricity Board, under which, among other things, feasibility studies will be undertaken to build a thermal coal-based 1200 MW power facility, along with an integrated coal mine in the state of Chhattisgarh at an estimated cost of ₹ 46,500 million ($ 672 million). The project was disrupted in September 2009 due to the collapse of a chimney under construction during heavy rains and lightning at Korba. There were 40 fatalities in the accident and SEPCO Electric Power Construction Corporation, our contractor and the sub-contractor Gamon Dunkerley and Company Limited, are the subject of an investigation by the Chhattisgarh government. The next date in the matter is June 29, 2019. The lower court is awaiting the order of the High Court. We instituted an enquiry which was conducted by the Indian Institute of Technology Rourkee, an expert in the civil engineering field in India. The project was resumed in January 2010. BALCO has constructed 1200 MW (300 MW x 4) thermal power plant. Three units of 300 MW each were commissioned during fiscal year 2016 and the last unit was commissioned and commenced commercial production on May 1, 2016.

In addition, on August 8, 2007, BALCO entered into a memorandum of understanding with the state government of Chhattisgarh for a potential investment to build an aluminium smelter with a capacity of 650,000 tpa at Chhattisgarh at an estimated cost of ₹ 81,000 million ($ 1,171 million). The first of two phases of this project commenced with the setting up of a 325,000 tpa aluminium smelter at an estimated cost of ₹ 38,000 million ($ 549 million), which uses pre-baked GAMI technology. BALCO has received environmental clearances for both phases of the project. Construction has commenced and trial production started in February 2014 from the 325,000 tpa aluminium smelter and 84 pots started commercial production from September 2014. During fiscal year 2017, company started commercial production from another 84 pots from August 1, 2016. Balance 168 pots are operationalized from May 1, 2017.

As of March 31, 2019, the estimated cost of building the 325,000 tpa aluminium smelter and 1200 MW power facility is ₹ 107,500 million ($ 1,554 million). As of March 31, 2019, ₹ 101,122 million ($ 1,462 million) was spent.

Market Share and Competition

BALCO is among the four primary producers of aluminium in India and together with our aluminium business in Odisha, has a combined primary market share of 37.0% in fiscal year 2019 amongst the total domestic sales by three primary producers in the country derived from public market information.

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

Mine and Location	Means of Access	Ownership	Operator	Title, leases or Options	History	Mine type and mineralization style	Power source	Facilities, use and condition
Chotia Coal Mine, Tehsil-Podiuprodha District Korba State: Chhattisgarh	-Public road -Coal transported by road to BALCO plant in Korba District -Distance between mines and BALCO plant is 73 Km	BALCO-100.0%	-MDO-Mode -Dhansar Engineering Company Private Limited	-Mining lease granted. -Mining lease is valid for 20 years -Lease executed on October 16, 2015 -Valid until-October 15, 2035	Mines commenced coal production in 2006

-Open Cast and Underground

-Opencast is operational since 2006

-No infrastructure is developed by prior allottee for underground hence no coal production from underground mine

-Thermal coal is mined from barakar formation of permian age of Gondwana supergroup

-Low moisture thermal coal

							Electricity is available from Rural Feeder of Chhattisgarh State Electricity Board	Site office, explosive magazine, diesel pump, store, weigh bridge, residential complex is available at site

We source coal from the following principal sources:

•

Our Own Coal Mine – BALCO sources coal from its own coal mine which has annual coal production capacity of one million tons and BALCO produced 0.18 million tons and 0.67 million during fiscal year 2017 and 2019 respectively and no production took place during fiscal year 2018.

•

Other Sources – BALCO sources coal from other sources such as the GoI’s coal mining companies, long-term coal supply agreements and from imports. In fiscal year 2019, the total coal purchased from these other sources was 7.3 million tons.

For the year ended March 31, 2019, BALCO produced 666,667 MT coal from our only coal mine (Chotia) which is situated in Korba. Set forth below is a map depicting the location of our coal properties for our coal mining operations:

Set forth below are maps depicting access to Chotia coal blocks:

(b) Our Aluminium Business in Odisha

Our aluminium business in Odisha was previously operated by Vedanta Aluminium Limited, which was merged with us pursuant to the Re-organization Transactions. Our Odisha aluminium operations include a 2.0 million tpa alumina refinery at Lanjigarh, with an associated 90 MW captive power plant. In addition, we have a greenfield 500,000 tpa aluminium smelter (“Plant 1”), together with an associated 1215 MW (nine units with a capacity of 135 MW each). We also have 1800 MW (three units of 600 MW) coal-based captive power plant in Jharsuguda.

We are currently in the process of ramping up our 1,250,000 tpa smelter (“Plant 2”) facilities in Jharsuguda, which will total up our capacity to 1,750,000 tpa at Jharsuguda. The unit initially commenced its production on December 1, 2015 with continued ramp up since then in a phased manner. As of March 31, 2019, 924 pots have been capitalized. We are currently reviewing the expansion of 314 pots under line 6, considering the current unfavourable market.

The alumina refinery at Lanjigarh was commissioned in March 2010 and produced 1,500,670 tons of alumina in fiscal year 2019. Greenfield smelter project of 500,000 tpa at Jharsuguda was implemented in two phases of 250,000 tpa each. Phase 1 was completed on November 30, 2009 and Phase 2 was completed on March 1, 2010. The metal production for fiscal year 2019 was 548,211 tons from Plant 1 after debottlenecking initiatives and 843,864 tons production from Plant 2 and the net generation was 7,711 million units and 9,796 million units from the 1215 MW power plant and 1,800 MW power plant respectively.

Principal Products

Primary aluminium is produced from the smelting of metallurgical grade alumina. We produce primary aluminium in the form of ingots, billets, slabs and wire rods for sale. Ingots are used extensively for aluminium castings and fabrication in the construction and transportation industries. Billets are used extensively in construction (windows and door frames), transportation, engineering, consumer durables, automotive forgings and many other applications. Slabs are used generally in rolling mills for manufacturing aluminium foil and sheet products. Wire rods are used in various electrical applications especially in the form of electrical conductors and cables.

Delivery to Customers

Ingots, billets, slabs and wire rods are transported by trucks and rake to customers in India and by rakes to ports for export.

Principal Facilities

The following map shows the details of the locations of the aluminium segment’s facilities in the State of Odisha:

The following table sets forth the capacities as on March 31, 2019 at our Lanjigarh and Jharsuguda facilities:

Facility	Capacity (tpa)
Lanjigarh Alumina Refinery	2,000,000
Jharsuguda Aluminium Smelter	500,000
Jharsuguda Aluminium Smelter (partially completed)	1,250,000

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

Jharsuguda

Aluminium smelter and Captive Power Plant

The Jharsuguda aluminium smelter is located in Jharsuguda in the state of Odisha in India. Operations in the Jharsuguda facility were implemented in two phases. The first phase has a production capacity of 250,000 tpa and was completed in November 2009. The second phase of another 250,000 tpa was commissioned in June 2010. A total of 9 units of the associated 1215 MW coal-based thermal captive power plant of 135 MW each have been commissioned. The captive power plant units meet the power requirements of the Jharsuguda smelter and all other power requirements of this facility. We are also setting up a 1,250,000 tpa aluminium smelter in which 924 pots are capitalized out of 1,322 pots as on March 31, 2019. Power to the new smelter will be provided by our 1800 MW power plant in Jharsuguda.

Production Volumes

The following table sets out total production from our Lanjigarh and Jharsuguda facilities for fiscal years 2017, 2018 and 2019:

		For the year ended March 31
Facility	Product	2017	2018	2019
		(tons)
Lanjigarh	Calcined alumina	1,207,957	1,209,436	1,500,670

Jharsuguda	Ingots	474,288	590,375	785,988
	Billets	146,023	315,537	414,119
	Wire rods	119,471	155,865	143,364
	Hot metal	46,541	44,257	33,924
	Slab	—	—	10,388

Principal Raw Materials

The principal inputs of the aluminium operations are bauxite, alumina, power, carbon and certain other raw materials.

Bauxite

Currently, bauxite is being sourced primarily through imports (39.0%), from OMC (31.0%), from other domestic suppliers (20.0%) and BALCO mines (10.0%)

We have entered into long term agreement with Odisha Mining Corporation (OMC) in accordance with state policy and supply of Bauxite has started to the Lanjigarh refinery from first quarter of fiscal year 2019. The long-term linkage agreement is for up to 70.0% of the saleable stock that has been signed between OMC and Vedanta Limited for a period of five years, balance 30.0% will be sold through auction. The auction quantity is being sold through national e-auction to be conducted regularly on fixed intervals of six months. Bauxite receipt from OMC was 1.4 million tons until March 2019.

Alumina

Alumina is the primary raw material used in the production of aluminium. Currently alumina is being sourced from Lanjigarh (41.0%) and remaining (59.0%) through imports from Indonesia, Australia, Vietnam and other countries. The alumina sourced externally is metallurgical grade calcined alumina with a minimum alumina content of 98.6% on a dry basis. In fiscal years 2017, 2018 and 2019, we purchased, 0.77 million tons,1.37 million tons and 1.56 million tons of alumina at an average price of $ 311 per mt, $ 388 per mt and $ 506 per mt, respectively, on a cost, insurance and freight basis at the port situated in the state of Andhra Pradesh.

Power

Smelting of primary aluminium requires a substantial and continuous supply of electricity. As a result, power is a key input at our Jharsuguda facility, where power is provided by nine coal-based captive power plants of 135 MW each. To meet the additional power requirements of another smelter, three thermal power plant units of 600 MW each at Jharsuguda has been converted to captive power plants based on an order issued by the Odisha Electricity Regulatory Commission with effect from April 1, 2015. We have been sourcing coal through coal linkage from Mahanadi coal field, imports, e-auction and from washeries. The linkage coal quantity from Mahanadi coal field is transported through bottom discharge wagons.

The total volume of coal consumed annually by coal-fueled power plants is largely dependent on the amount of generation. During fiscal year 2019, total coal consumed by 135 x 9 MW and 600 x 3 MW power plants was 6.23 million and 7.60 million tons respectively.

Water

Water is also an important input for our captive power plants. We source our water requirements at Jharsuguda from Hirakud Dam situated over a distance of 33 km, with the water transported by pipelines. Water from the dam is stored at water reservoir inside the plant, from where the water is purified in a demineralize plant to make it fit for use in the power plant.

Carbon

We have our in-house facilities to manufacture carbon anodes to meet our entire carbon anode requirements. Calcined petroleum coke, coal tar pitch and fuel oil, which are the key ingredients for the manufacture of carbon anodes. There is an adequate supply of these raw materials in India, though their prices are generally determined by movements in global prices. At times, based on commercial comparison, orders for import are also placed.

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

Sales and Marketing

Our 10 largest customers of our Odisha aluminium business accounted for approximately 63.1%, 70.0% and 66.0% of Odisha aluminium business in fiscal years 2017, 2018 and 2019 respectively. One of our Odisha aluminium business customers accounted for 10.2% of Odisha aluminium business revenue in fiscal year 2017 respectively. Two of our customers accounted for greater than 10.0% of aluminium business revenue in fiscal year 2018 and 2019.

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

Projects and Developments

Initially we planned to expand our alumina refining capacity at Lanjigarh to 6 mtpa and constructing an associated 210 MW captive power plant. In this fiscal year, the expansion plan was revised to expand the Alumina Refinery capacity at Lanjigarh in 2 phases: in the first phase, we plan to invest ₹ 94,030 million ($ 1,360 million) to expand our alumina refining capacity at Lanjigarh from 2 mtpa upto 4 mtpa by (i) constructing a second alumina refinery with a capacity of 2 mtpa; and (ii) constructing an associated 210 MW captive power plant and in second phase, the expansion will be done from 4 mtpa to 6 mtpa. The expansion of the alumina refinery at Lanjigarh was on hold since October 20, 2010 due to the order passed by the MoEF’s restricting us from any further expansion of this refinery.

Against this order, we filed a writ petition in the High Court of Odisha and the Court dismissed our petition. We subsequently made an application to the MoEF to reconsider the grant of the environmental clearance for our alumina refinery. The MoEF by its letter dated February 2, 2012, issued fresh terms of reference to us for preparation of the Environment Impact Assessment report. We submitted the Environment Impact Assessment report to the Odisha Pollution Control Board and simultaneously submitted various representations to the MoEF as well as the Project Monitoring Group established under the Cabinet Committee on Investments. The expert appraisal committee of the MoEF reconsidered the project and revalidated the terms of reference for 22 months effective January 2014. Therefore the ban imposed on the expansion of our alumina refinery was lifted and we are pursuing the matter with the state government. The public hearing was held on July 30, 2014 subsequent to which the expert appraisal committee, in its meeting held on January 9, 2015, has recommended the project for environmental clearance and for the further expansion of our Lanjigarh refinery. In respect of the Lanjigarh Expansion project, environmental clearance for the Lanjigarh expansion project was received on November 20, 2015 for up to 4 mtpa, and an additional environmental clearance for up to 6 mtpa will be received after the completion of land acquisition of the balance area of 666.03 HA. Further, a consent to establish for 4 mtpa and a consent to operate for 2 mtpa has also been obtained. However, construction activities continue to be on hold and the management is evaluating the timing for resuming construction activities in Lanjigarh. As approvals for expansion of the Lanjigarh refinery to 4 mtpa has been received, second stream operations have commenced at the Alumina refinery from April 2016, the debottlenecked capacity has reached 2 mtpa (although this is contingent on the bauxite quality). We continue to explore the feasibility of expanding our alumina refinery capacity, from 2 mtpa to 4 mtpa and then up to 6 mtpa, subject to bauxite availability and regulatory approvals. See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information – Legal Proceedings” for details. As of March 31, 2019, we spent ₹ 61,879.1 million ($ 895 million) on the Lanjigarh expansion project (upto 4 mmtpa) out of the estimated project cost of ₹ 94,030 million ($ 1,360 million).

We had estimated of investing ₹ 145,000 million ($ 2,097 million) to set up a second 1,250,000 tpa aluminium smelter. As of March 31, 2019, we have already spent ₹ 145,852.18 million ($ 2109 million) on this project.

Our Power Generation Business

Overview

We have been building and managing power plants since 1997. As of March 31, 2019, the total power generating capacity of our thermal power plants, wind power plants and gas based plants was 9,055.1 MW, which includes our fourteen thermal coal-based captive power plants with a total power generation capacity of 5,239.6 MW. The following table sets forth information relating to our existing power plants as of March 31, 2019:

Fiscal Year Commissioned	Capacity (MW)	Location	Fuel Used
1988(1)	270.0	Korba	Thermal Coal
1997	24.0	Tuticorin	Liquid fuel
1999	75.0	Mettur Dam	Thermal Coal
2003	14.8	Debari	Liquid fuel
2003	6.0	Zawar	Liquid fuel
2003	14.8	Chanderiya (2)	Liquid fuel
2003	4.8	Cambay	Gas based
1999 and 2003	10.0	Ravva	Gas based
2005	7.5	Tuticorin	Liquid fuel
2010	15.0	Pantnagar	Liquid fuel
2005	154.0	Chanderiya	Thermal coal
2006	540.0	Korba	Thermal coal
2008	90.0	Lanjigarh	Thermal coal
2007	107.2	Gujarat and Karnataka	Wind (3)
2007	30.0	Amona	Gas based
2008	80.0	Chanderiya	Thermal coal
2009	80.0	Zawar	Thermal coal
2009	16.0	Gujarat and Karnataka	Wind (3)
2009	675.0	Jharsuguda	Thermal coal
2009	25.0	Mettur Dam	Thermal coal
2010	540.0	Jharsuguda	Thermal coal
2010	3.3	Rajasthan Raageshwari Gas terminal	Gas based
2010	14.4	Gujrat Viramgam Terminal	Gas based
2010	33.8	Pipeline Above Ground Installations	Gas based
2011	1,200.0	Jharsuguda	Thermal coal
2011	48.0	Rajasthan and Karnataka	Wind (3)
2011	160.0	Dariba	Thermal coal
2012	103.0	Karnataka, Maharashtra, Rajasthan and Tamil Nadu	Wind (3)
2012	600.0	Jharsuguda	Thermal coal
2012	30.0	Amona	Gas based
2013	600.0	Jharsuguda	Thermal coal
2013	80.0	Tuticorin	Thermal coal
2013	6.5	Mettur Dam	Thermal coal
2014	80.0	Tuticorin	Thermal coal
2010 and 2014	60.0	Rajasthan Mangala Processing terminal	Thermal coal
2015	39	Gujrat Bhogat terminal	Thermal coal
2015	660.0	Mansa- Talwandi Sabo Road, Mansa, Punjab	Thermal coal
2016	660.0	Mansa- Talwandi Sabo Road, Mansa, Punjab	Thermal coal
2016	600.0	Korba	Thermal coal
2017	600.0	Korba	Thermal coal
2017	660.0	Mansa- Talwandi Sabo Road, Mansa, Punjab	Thermal coal
2017	12.0	Debari	Solar
2017	4.0	Dariba	Solar
2018	22.0	Agucha	Solar

Total	9,055.1

Note: At HZL, we also have 34.4 MW of power capacity through waste heat recovery from roasters and Steam Turbo Generator

(1)	Commissioned prior to our acquisition of BALCO in 2001. The 270 MW power plant was transferred from power business to aluminium business on April 1, 2016.
(2)	Transferred from Debari to Chanderiya in March 2009.
(3)	Our wind power plants are not for captive use.

Power production volumes

The following table sets out total power production volumes in MU for the last three fiscal years:

	For Fiscal Year Ended March 31,
Facility	2017	2018	2019

BALCO 270 MW(1)	—	—	—
BALCO 600 MW(2)	2,609	1,536	2,168

Jharsuguda coal based independent thermal power plant(1)	3,328	1,172	1,039

HZL Wind Power Plant	448	414	449
MALCO – 106.5 MW coal based thermal power plant(3)	190	4	—
TSPL	6,339	7,915	9,858

Total	12,914	11,041	13,514

(1)	Three Jharsuguda 600 MW power plants and BALCO 270 MW power plant were transferred from the power to aluminium business on April 1, 2016.
(2)	BALCO 600 MW production figure represents external wheeling excluding internal consumption.
(3)	MALCO plant has been put under care and maintenance from May 26, 2017.

Jharsuguda Power sale excludes power transfer of 4,757 MU, 10,038 MU and 12,276 MU to its smelting facilities in fiscal years 2017, 2018 and 2019, respectively.

Commercial power plants

We have a 2400 MW coal based thermal power plant facility (comprising of four units of 600 MW each) in Jharsuguda in the state of Odisha. The power plant was earlier operated through Sterlite Energy and is now a part of Vedanta pursuant to the Re-organization Transactions. The plant has been built with an estimated investment of approximately ₹ 82,000 million ($ 1,186 million). The first unit of commercial operation commenced in November 10, 2010. The second unit was operational on March 30, 2011 and the third unit was operational in August 19, 2011. The fourth unit was operational on April 26, 2012. On June 17, 2015, we petitioned to Odisha Electricity Regulatory Commission (OERC) to convert 2400 MW IPP into captive generating plant to cater the power needs of 1.25 mtpa smelter at Jharsuguda and consequently, the Odisha Electricity Regulatory Commission (OERC) issued an order of conversion of three units into captive generating plants with effect from April 1, 2015, while retaining the IPP status of one unit to fulfill the obligations under the power purchase arrangements (PPA) with GRIDCO. As a result, three out of four 600 MW units were converted to captive generating plants. We have applied to the Ministry of Coal for allotment of coal blocks and long term coal linkages, which are long term supply contracts for delivery of coal to meet contract specific requirements for captive use. In January 2008, the Ministry of Coal jointly allocated the coal blocks in Rampia and Dip Side Rampia in the state of Odisha to six companies, including Sterlite Energy. The six companies entered into an agreement to jointly promote a new company called Rampia Coal Mine and Energy Private Limited (RCMEPL), which was incorporated in February 2008.

The Company invested in M/s Rampia Coal Mines and Energy Private Limited (RCMEPL), a joint venture incorporated in India that was set up for the purpose of developing coal blocks. The Company acquired ₹ 24.3 million equity shares of ₹ 1 each, representing 17.39% of the total equity shares. However, due to the cancellation of coal blocks by the Supreme Court of India, an impairment loss of ₹ 24.3 million was recognized in respect of such investment.

IPP’s in Odisha source coal from GoI’s coal mining companies, long-term coal supply agreements with various state government under PPAs and from imports. During fiscal year 2019, no coal was purchased from these sources towards Vedanta Limited’s IPP as compared to 1.87 million tons during fiscal year 2018.

The total volume of coal consumed annually (which ranges between 2.0 million to 3.5 million tons) by us. Odisha’s coal-fueled IPP is largely dependent on the amount of power generation.

Additionally, a coal linkage of 2.6 mmtpa is allotted to us to meet the coal requirements of 600 MW IPP, for which fuel supply agreement was entered with Mahanadi Coalfields Limited with an assurance of supplying upto 90.0% of the total quantity.

In September 2006, Sterlite Energy entered into a PPA with GRIDCO, which was amended in August 2009 and further amended in December 2012, in which GRIDCO was granted the right to purchase upto 25.0% of the power sent out from the power plant after adjustments for auxiliary consumption by us. Further, if the coal block is allocated within the state, GRIDCO shall at all the time have right on behalf of the state government of Odisha to receive additional 7.0% of the power generated (after adjustments for auxiliary consumption by the power plant) from the Jharsuguda power project at variable cost, otherwise, if no coal block is allocated within the state, then additional 5.0% of the power generated (after adjustments for auxiliary consumption by the power plant) at variable cost. GRIDCO will have the right to purchase power from us for a period of 25 years from the date of commercial operation of the last unit i.e. April 26, 2012. The tariff for the PPA is revised once every five years.

Power to be purchased by GRIDCO will be evacuated by GRIDCO from the bus bar (which is the discharge point of power plant) of the project.

The tariff for the sale of power by us to GRIDCO will be determined by the OERC as follows:

For the sale of power up to 25.0%:

(i)

a fixed capacity charge which shall be determined by the OERC as per the terms and conditions of tariff regulations issued from time to time and will be related to target availability. Recovery of fixed capacity charges below the level of target availability shall be done on a pro rata basis and calculated proportionately to the capacity requisitioned to by GRIDCO; and

(ii)	a variable energy charge, which shall comprise fuel cost. The energy charges shall be calculated as per the methodology prescribed by the OERC from time to time.

For the sale of power for 7.0% or 5.0% depending on the allocation of coal blocks within the state of Odisha a variable energy charge is applicable, which shall comprise fuel cost. The energy charges shall be calculated as per the methodology prescribed by the OERC, from time to time.

On June 12, 2013, the Orissa Electricity Regulatory Commission pronounced a decision and working methodology on tariff determination in relation to the procurement of power by GRIDCO for the period from November, 2010 to March, 2014. Aggrieved by the order, Company filed a review petition before the OERC that was nevertheless disposed by the OERC on September 25, 2013. Aggrieved by the decision of OERC, Company filed an appeal with Appellate Tribunal for Electricity (APTEL) on October 28, 2013. The appeal was dismissed by APTEL on May 10, 2016 but directing the OERC to consider the post-merger debt equity related claim of Vedanta Limited on merits.

Subsequently, we filed an appeal against the OERC’s decision with the APTEL on October 28, 2013.

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

The OERC through its order dated April 17, 2017 allowed that, for calculating plant availability factor achieved during the month (“PAFM”) of the IPP, the carrying capacity of the line at 400 MW in a sustainable mode should be taken into consideration. Accordingly, while calculating the PAFM of the installed capacity of Unit-II of IPP should be taken as 400 MW or actual injection whichever is higher. The aforesaid mechanism should be adopted for the period from November, 2010 until the transmission line constrain was resolved. The said order confirmed the findings of transmission line constraint and provided for a mechanism for calculating PAFM and thus allowing Vedanta Limited to claim higher annual fixed charge.

Aggrieved by the aforesaid order of OERC, GRIDCO filed an application to review the order. The hearings in review petition have been concluded and order has received on May 16, 2018 in which OERC dismissed the review petition of GRIDCO.

Further GRIDCO has gone for appeal before APTEL on July 27, 2018. On March 6, 2019, appeal has been admitted the pleading in the matter has been completed. Matter is likely to be listed in July 2019. We believe that we have a good case to defend. Our principal defense is based on the premises that the order sought to be challenged is principally only an order fixing the modalities for calculation of PAFM due to capacity constraint. The decision on capacity constraint’s existence has already achieved finality and any further challenge to it is barred by res-judicata.

The entire amount payable by GRIDCO withheld beyond the due date shall accrue a late payment surcharge at the rate of 1.25% per month from the due date to the actual date of payment. The Company has not made any accruals towards the said amount in the books.

On September 12, 2016, GRIDCO raised a demand for payment towards Environment Management Fund (“EMF”) as per the data available to GRIDCO. The State Government notified the levy of a contribution towards EMF by Thermal Power Plant (“TPP”) at the rate of 6 paisa per unit of energy sold outside the state. The Company has challenged such notification on the ground that it has not been backed by any legislation and is a policy decision of the government that has no legal basis. GRIDCO has started recovering ₹ 30 million ($ 0.43 million) per month from December 2016 onwards towards arrears of EMF. To date, GRIDCO has kept ₹ 270 million ($ 4 million) on hold. The Company has made a provision in this respect. Further, in interim order dated November 7, 2017, the High Court of Odisha has granted the stay on payment of EMF levy.

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

The Company also filed Multi Year Tariff (“MYT”) petition for fixation of tariff for the period starting fiscal year 2015 to fiscal year 2019. The hearing on the matter has concluded and the order has been issued by OERC on June 29, 2018. The tariff has been approved as per the CERC Tariff Regulation, 2014-2019 till October 9, 2014 and beyond this period based on OERC Tariff Regulation, 2014. The order does not have any significant impact on the basis of revenue recognition in the books except while allowing interest on working capital one month receivable has been considered instead of two months allowed as per PPA. We have file reviewed petition on limited issue of interest on working capital and rate of interest.

Based on Minutes of Meeting (“MOM”) signed in November 2016, GRIDCO has been raising debit note for short supply of power and withheld the amount payable to us.

In October 2018 we have initiated another MOM with GRIDCO primarily to set off the current accumulated short supply of power with excess supply of power in the past and in future beyond the agreed volume and the penalty charging mechanism for short supply. GRIDCO has advised to take up the matter with OERC and incorporate these matters in the revised PPA. GRIDCO has acknowledged the quantity of power supplied in excess in the past.

Currently we are not able to supply power to GRIDCO due to non supply of linkage coal from Mahanandi Coalfields (“MCL”) limited despite the continuous follow-up from GRIDCO and the company.

On June 7, 2019, as per order of OERC, we had a joint meeting with OERC & GRIDCO Officials in which one MOM has been signed in which the benchmarking price has been decided for short supply penalty (highest of Indian Energy Exchange (“IEX”) landed price for GRIDCO or Inter state generation system (“ISGS”) - Energy Charge rate (“ECR”) plus incentive). Further it is agreed to give credit for Vedanta Limited’s Tariff while calculating short supply penalty. This MOM would be presented before OERC on July 9, 2019.

The ten largest customers of our Odisha power business accounted for 100.0% of Odisha power business in fiscal years 2017, 2018 and 2019. Three of the top customers accounted for 100.0% of our Odisha power business in fiscal years 2017, 2018 and 2019.

Talwandi Sabo

In July 2008, Sterlite Energy succeeded in an international bidding process and was awarded the project for the construction of a 1980 MW coal-based thermal commercial power plant at Talwandi Sabo in the state of Punjab in India. The project was bid as Case-2 tariff based competitive bidding, implying that the developer had to quote for capacity charges and efficiency. Fuel costs subject to quoted efficiency was to be a pass-through. All necessary approvals for the project have been obtained and commissioning of this project was carried out in stages. The estimated cost of the project was ₹ 115,460 million ($ 1,669 million). The boiler light up and synchronization of the first unit was achieved in fiscal year 2014, and coal logistics were established in fiscal year 2014.

The first and second 660 MW units of the Talwandi Sabo power plant were capitalized in fiscal years 2015 and 2016 respectively. The third 660 MW unit was capitalised on September 1, 2016 after successful completion of trial runs.

In May 2008, Sterlite Energy entered into an on-shore and offshore engineering, procurement and construction contract with SEPCO Electric Power Construction Corporation (“SEPCO”), for Sterlite Energy’s Talwandi Sabo thermal power project for ₹ 66,560 million ($ 962 million). A novation agreement in favor of TSPL was executed in November 2009. The contract was revised upwards by $ 74 million on November 15, 2012 to reflect the set-up and commissioning of three units of power at the Talwandi Sabo thermal power plant.

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

As of March 31, 2019, ₹ 116,837 million ($ 1,689 million) was spent on this project. This project is financed by internal sources and through debt financing.

After commencing all units, TSPL requires around 10 million tpa of coal. TSPL has been allotted the linkages from Mahanadi Coal Fields Limited, Odisha for 7.72 million tpa. According to the fuel supply agreement with Mahanadi Coal Fields, 80.0% of the letter of assurance quantity is 6.17 million tpa, of which 5.01 million tpa is to be supplied through domestic sources and the remaining 1.16 million tpa is supplied through imported sources. The balance coal shall be procured through other sources. The linkage coal quantity will be transported from a distance of approximately 1600 km by rail.

TSPL sources coal from sources such as the GoI’s coal mining companies, long-term coal supply agreements with various state governments under PPA’s and from imports. In fiscal year 2019, the total coal purchased from these sources was 6.87 million metric tons

The total volume of coal consumed annually by our coal-fueled power plants is largely dependent on the amount of generation and ranges between 6.99 million to 8.16 million metric tons for PLF ranging from 60.0% to 70.0%.

In TSPL, there is only one customer which accounted for 100.0% of TSPL power business in fiscal years 2017, 2018 and 2019.

There are some dispute with customers which are subjudice. See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information – Legal Proceedings”

BALCO

BALCO’s power business includes a 270 MW power plant at BALCO’s Korba facility. The 270 MW power plant was transferred from power business to aluminium business on April 1, 2016. BALCO has constructed an IPP 600 MW coal-based thermal power facility in the state of Chhattisgarh which had received approval to operate on January 14, 2015 from the regulatory authorities. One unit of 300 MW was commissioned during fiscal year 2016, and the second unit was commissioned and commenced commercial production on May 1, 2016. One unit of 300 MW has been converted from IPP to CPP from January 1, 2019.

HZL – Wind Power Plants

As of March 31, 2019, wind power plants has the combined power generation capacity of 274 MW which was commissioned in earlier fiscal years in the States of Gujarat, Karnataka, Tamil Nadu, Maharashtra and Rajasthan in India at a total cost of ₹ 14,540 million ($ 210 million). The electricity from these wind power plants is sold to State Electricity Boards.

MALCO Energy Limited – Mettur Power Plant

Mettur power plant is a 106.5 MW coal based thermal power plant operated by MALCO Energy Limited in the state of Tamil Nadu.

The plant has been set up in stages, with the first 75 MW set up in the year 1999 to cater to the requirements of the aluminium smelter operated by MALCO. The aluminium operations were closed since November 2008. An additional 25 MW unit was added in 2009. Further, 6.50 MW steam turbine generator was added in 2013, increasing the total capacity to 106.5 MW.

MALCO entered into an energy purchase agreement with Tamil Nadu Electricity Board in January 2009 for the supply of power until April 2009 and entered into an agreement with Power Trading Corporation Limited for the supply of power to Tamil Nadu Electricity Board from April 2009 until May 2011, which was subsequently re-entered with Tamil Nadu Electricity Board from June 2011 until May 31, 2016. MALCO had entered into an agreement with NTPC Vidyut Vyapar Nigam Limited for supply of power (66.3 MW) to Telangana State Southern Power Distribution Company Limited from June 2016 to May 2017. The tariff for power supply is same as provided in the energy purchase agreement. Currently, MALCO does not have any energy purchase agreement for the supply of power. Due to prevailing business conditions, MALCO plant has been put under care and maintenance from May 26, 2017.

MALCO sources its entire coal through imports (from various countries including Indonesia, Russia and South Africa). In fiscal year 2019, no coal was purchased from these sources.

The total volume of coal consumed annually by our coal-fueled power plants is largely dependent on the amount of generation and ranges between 0.5 million to 0.55 million tons at 100.0% PLF.

MALCO’s 10 largest customers accounted for 100.0% of revenue for MALCO’s power business in fiscal years 2017 and 2018. One of MALCO’s customers accounted for 42.7% and 100.0% of MALCO’s revenue in fiscal years 2017 and 2018 respectively. No revenue was earned in MALCO from the power business during the fiscal year 2019 since the plant is under care and maintenance.

Our Steel Business

Overview

ESL’s manufacturing facility is a greenfield integrated steel plant located near Bokaro, Jharkhand, India, which has a current capacity of 1.5 mtpa and the potential to increase to 2.5 mtpa. It primarily consists of one sinter plant, a vertical coke oven plant, two blast furnaces, an oxygen plant, a lime calcination plant, a steel melting shop, a wire rod mill, a bar mill, a captive power plant and a DI pipe plant. ESL is selling primarily TMT bars, wire rods, DI pipes, Pig iron and steel billets in open market and has established its presence in the domestic market.

Principal Products

TMT Bars

TMT Bars are basically a thermo mechanically treated steel bars which are produced by controlled quenching and self tempering process. ESL TMT bars are produced in Fe500, Fe500D and Fe500D CRS variety as per IS 1786/2008 grade. We sell our TMT Bars primarily to construction industry.

Wire rod

Steel wire rod is rolled from steel billet in a wire rod mill and is used primarily for the manufacture of wire. The steel for wire rod is produced by all the modern steelmaking processes, including the basic oxygen and electric furnace processes. Steel wire rod is usually cold drawn into wire suitable for further processing such as cold rolling, cold heading, cold upsetting, cold extrusion, cold forging or hot forging.We sell our wire rod primarily to automobile and white goods industries.

DI pipe

DI pipe is a pipe made of ductile cast iron commonly used for potable water transmission and distribution. The ductile iron used to manufacture the pipe is characterized by the spheroidal or nodular nature of the graphite within the iron. Protective internal linings and external coatings are often applied to DI pipes to inhibit corrosion, the standard internal lining is cement mortar and standard external coatings include bonded zinc, asphalt or water-based paint. Our DI pipe is primarily used in sanitation, sewerage and irrigation.

Pig iron

Pig iron is an intermediate product of the iron industry, also known as crude iron, which is first obtained from a smelting furnace in the form of oblong blocks. Pig iron has a very high carbon content, typically ranging from 3.8% to 4.7%, along with silica and other constituents of dross, which makes it very brittle and not useful directly as a material except for limited applications. Pig iron is made by smelting iron ore into a transportable ingot of impure high carbon-content iron in a blast furnace as an ingredient for further processing steps. Pig iron is further processed and is used in steel plants.

Steel Billet

A billet is a length of metal that has a round or square cross-section. Billets are created directly via continuous casting or extrusion or indirectly via hot rolling an ingot or bloom. Billets are further processed via profile rolling and drawing. Final products include TMT and wire rod.

By Product

Granulated slag

Granulated blast-furnace slag is obtained by quenching molten iron slag from a blast furnace in water or steam, to produce a glassy, granular product that is then dried and grounded into a fine powder. Granulated slag is used in the production of quality-improved slag cement by cement industry.

Principal Facilities

The following map shows details of the locations of ESL’s facilities in the State of Jharkhand:

Coke oven

Coke is prepared from coking coal or bituminous coal by heating it strongly in the absence of air. As a result the volatile matter and moisture escapes out. The resulting coke is a hard, strong, porous and coherent mass. Coke plant is often described as a process of destructive distillation since it involves the separation of volatile matter based on the difference of boiling point. For the purpose of coking, two coke ovens have been designed, i.e. vertical coke oven of 0.5 mtpa and horizontal coke oven of 0.5 mtpa. Currently only vertical coke oven has been commissioned. It is of non-recovery/waste-heat recovery type i.e. heat is recovered from the flue gases for power generation in the captive power plant.

Coke is preferred to coal in the blast furnace operation because it is stronger and can take the burden of blast furnace charge, it creates a permeable bed for the flow of hot gases and molten metal, and it acts a better source of heat and reducing agent. The vertical coke oven has 4 batteries having 35 ovens each. The annual capacity of coke oven is 0.6 mtpa.

Sinter plant

Sintering is agglomeration of iron ore fine particles (ranging from 0mm to 8mm) along with flux fine particles at high temperature (ranging from 1200°C to 1300°C) using coke fine particles as solid fuel to raise the temperature. During agglomeration at high temperature all constituent materials fuse together and become a porous heterogeneous solid mass (lump) called Sinter. The formation of such lumps is caused by an incipient fusion of ore particles at the contact surface which binds together and formation of diffusion bond through recrystallization and crystal growth of hematite and magnetite which keeps the particles together without melting. There are two sets of 105 square meter sintering machines with annual output of 2.25 mt of sinter. Sinter produced is transferred to blast furnace for hot metal production.

Blast furnace

The blast furnace is a furnace lined with refractory brick, where iron ore, coke and fluxes are alternately charged and hot blast at 1000°C to 1200°C is blown into the furnace to chemically reduce iron oxides into liquid iron called hot metal. The end products are usually molten metal and slag phases tapped from the bottom, and flue gases exiting from the top of the furnace. We have three blast furnaces (two operational) for production of hot metal, namely BF-2 having furnace size of 1050 cubic meter, BF-3 having furnace size of 350 cubic meter and BF-1 having furnace size of 1050 cubic meter (semi-constructed). We are producing at the run rate of 1.5 mt of hot metal annually.

Steel melting shop

Steel is an alloy of iron and carbon. Carbon percentage in steel is less than 2.0%. The molten hot metal coming from the blast furnace is oxidized in the basic oxygen furnace. The scrap is charged into the furnace first since it may contain moisture. Then the molten metal from the blast furnace is added. Fluxes like limestone and dolomite are also added. The oxygen is blown from top and the resulting hot metal after removal of slag is taken to argon rinsing station where ferro-alloys and aluminium are added to adjust the chemistry and to remove oxygen respectively. The molten metal is sent to ladle refining furnace if required in order to produce different grades of steel. The steel from ladle is taken to ladle turret and poured onto the tundish. Tundish pours the molten metal onto the mould and cast into steel billet.

Rolling mills

There are two types of rolling mills, i.e. bar mill and wire rod mill. ESL’s bar mill is a continuous mill with horizontal-vertical combination. Bar mill is having annual production capacity of 0.7 mtpa. In our bar mill, slit rolling process is adopted for 10mm, 12mm and 16mm of TMT bars.

The designed maximum finishing rolling speed is 18 m/s. The mill is designed to make TMT bars of size ranging from 10mm to 40mm but TMT bars of diameter 8mm are also being made using the 125x125mm steel billets. TMT bar mill has 18 number of stands having horizontal vertical combination.

ESL’s wire rod mill is a tandem rolling mill with stands in horizontal-vertical combination. Wire rod mill has annual production capacity of 0.5 mtpa. The designed maximum rolling speed is 110m/s. The mill is designed to make wire rods of size ranging from 5.5mm to 16mm using the 150x150x12000 mm steel billets. The billets after being de-scaled are sent to mills via output roller table. Our wire rod mill has 30 stands having horizontal vertical combination.

DI pipe plant

The molten metal is taken from blast furnace and stocked in mixer. From the mixer the liquid metal is taken by ladle and transferred to induction furnace where the composition of the liquid metal is corrected to desired level. The composition depends upon the size and thickness of the ductile pipe to be made. After attaining the metal composition the temperature is risen to a desired level based on the type of pipe to be made. From induction furnace the molten metal is transferred to magnesium-converter which enhance the ductility of iron. Then it is fed to centrifugal casting machine. After the pipe is cast, it is soon transferred to annealing furnace for stress relieving. As soon as the pipes come out of annealing furnace, it is fed in zinc coating machine for zinc coating. After zinc coating it is passed for hydro-testing for checking the leakage of water from cast and annealed pipe. The tested pipes are checked surface wise and cleared for cement mortal lining, thereafter passed for bitumen or epoxy coating and finally dispatched after 12 hours of curing.

Power plant

ESL has its own captive thermal power plant of 80 MW capacity of current capacity, expandable to 120 MW. Captive power plant has three centralized fluorised bed commercial boiler of coal based and two steam turbo generator of 60 MW each. We also have two waste heat recovery boilers of 75 tons each which is fired by coke oven flue gases. The power requirement is met partially by captive power plant and remaining is purchased through grid.

Production volumes

The following table sets out ESL’s total production from Bokaro facility for fiscal year ended March 31, 2019:

SI. No.	Product	2019 (tons)
1	TMT	441,251
2	Wire rod	426,873
3	DI pipe	149,946
4	Pig iron	141,548
5	Steel billet	39,478

Total		1,199,097

Principal Raw Materials

The principal inputs of ESL’s operations are iron ore, coking coal. In the past ESL has been able to secure an adequate supply of the principal inputs for its business.

Iron ore

Iron ore is sourced from merchant mines in Odisha and Jharkhand and is transported by railway and road.

Coking Coal

Our metallurgical coke requirements are met by captive metallurgical coke plant and the principal raw materials for the manufacture of metallurgical coke are hard-high fluidity coals, semi-hard and pulverized coal injection coking coals. These raw materials are imported from various international suppliers primarily from Australia and US. The availability is subject to seasonal supply constraints on specific mines and grades. The prices are subject to volatile index movements of international coking coal prices.

Distribution, Logistics and Transport

Raw material mainly coking coal and pulverized coal injection are imported by vessel and then transported through rail from Indian port to plant. Domestic raw materials which is mainly iron ore is transported through rail and road. Finished and semi-finished goods are transported by road only.

Sales and Marketing

The 10 largest customers of our steel business accounted for approximately 32.8% of our steel business revenue in fiscal year 2019. None of our customers accounted for greater than 10.0% of steel business revenue in fiscal year 2019.

The 10 largest customers are mainly from construction and original equipment manufacturing industry, and are spread across India. We have marketing office in Kolkata, West Bengal, as well as we have two sales office in Delhi and Mumbai, along with resident customer account managers for sales in nine locations across India. In fiscal year 2019 the export sale accounted for 0.7%. Currently, sales is majorly focused on domestic market and the decision to export is taken where prices are lucrative. Pricing is fixed as per the domestic market trend and is at par with major producer’s month on month. We supply on order to order basis, with delivery schedule defined in purchase orders.

Market Share and Competition

The total crude steel production of all producers of crude steel in India for fiscal year 2019 stood at 106.5 mt with a 60.0% share, Steel Authority of India Limited, Rashtriya Ispat Nigam Limited, Tata Steel Limited, Essar Steel, JSW Steel Limited, Jindal Steel and Power Limited together produced 63.60 mt of crude steel in fiscal year 2019. Our total production in fiscal year 2019 stood at 1.27 mt.

Our primary competitors are in both public and private sectors including Steel Authority of India, Tata Steel, Essar Steel, JSW Steel Limited and Jindal Steel & Power Limited.

Port Business

We have a 100.0% interest in Vizag General Cargo Berth Private Limited, which won the bid to mechanize the coal handling facilities and upgrade the general cargo berth for handling coal at the outer harbor of Vishakhapatnam port located on the east coast of India. The capacity of the upgraded berth is 10.2 mmtpa.

Vizag General Cargo Berth Private Limited has entered into an agreement on June 10, 2010 with the port authority, Vishakhapatnam Port Trust, to mechanize the coal handling facilities and upgrade the general cargo berth on a build-operate-transfer basis for 30 years commencing on the date of award of concession. The company started commercial operations effective as of March 15, 2013. Vishakhapatnam Port Trust receives a royalty of 38.1% of the gross revenue chargeable by Vizag General Cargo Berth Limited as per Tariff Authority for Major Ports which is based on the pre-determined tariff we receive for cargo handling activities as set out in the concession agreement. Sterlite Ports Limited, a 100.0% subsidiary of Vedanta Limited has received an award of letter dated March 31, 2016, for redevelopment of berths 8, 9, barge berths and mechanical ore handling plant at the Port of Mormugao, Goa on a design-build-finance-operate-transfer basis for 19 mmtpa capacity multi-cargo port terminal. A special purpose company, “Goa Sea Port Private Limited” was incorporated on July 5, 2016 as a wholly owned subsidiary of Sterlite Ports Limited. Goa Sea Port Private Limited entered into an agreement on September 22, 2016 with the Mormugao Port Trust, to operate the berth on a build-finance-operate-transfer basis for 30 years commencing on the date of award of concession. The date for fulfillment of condition precedent for commencement of the concession has been mutually extended till August 13, 2019 as Mormugao Port Trust is in process of obtaining environment clearance, which is one of the condition precedent.

Glass substrate business

On December 28, 2017, the Group acquired 51.63% equity stake in AvanStrate Inc. (ASI) for a cash consideration of ₹ 1 million ($ 0.01 million) and acquired debts for ₹ 9,832 million ($ 142 million). Additionally, a loan of ₹ 469 million ($ 7 million) was extended to ASI. ASI is involved in the manufacturing of glass substrate. The financial results of ASI for the fiscal year 2019 have been included in the consolidated financial statements of the Group.

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

ASI is one of the 4 manufacturers globally specializing in LCD glass substrates for LCD Panels. These glass substrate sheets are the main inputs in LCD Panels used in TV’s, computers, mobile phone screens and other display devices.

Exploration and Development Activities

We are engaged in ongoing exploration and development activities to locate additional ore bodies in India, Australia, South Africa, Namibia and Ireland. We spent approximately ₹ 37,252 million ($ 539 million) in fiscal year 2019 on exploration and development.

The focus of our exploration has been sediment hosted zinc deposits in India and oil and gas exploration in India and South Africa.

Call Options Over Shares in HZL

On April 11, 2002, we acquired a 26.0% interest in HZL from the GoI through our subsidiary, SOVL (which merged with us with effect from April 1, 2012). At the time of the acquisition, we owned 80.0% and Sterlite Technologies Limited owned the remaining 20.0% in SOVL. In February 2003, Sterlite Technologies Limited transferred its 20.0% interest to us. We subsequently acquired a further 20.0% interest in HZL through an open market offer. The total cash consideration paid by us for the acquisition of the 46.0% interest in HZL was ₹ 7,776 million ($ 112 million at the time of acquisition). Upon our acquisition of the 26.0% interest in HZL, we and the GoI entered into a shareholders’ agreement to regulate, among other things, the management of HZL and dealings in HZL’s shares.

Under the shareholders’ agreement, the GoI granted us two call options to acquire all the shares in HZL held by the GoI at the time of exercise. We exercised the first call option on August 29, 2003 and acquired an additional 18.9% of HZL’s issued share capital at a cost of ₹ 3,239 million ($ 47 million) on November 12, 2003, increasing our interest in HZL to 64.9%.

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

The second call option provides us a right to acquire the GoI’s remaining 29.5% shareholding in HZL, subject to the right of the GoI to transfer up to 3.5% of the issued share capital of HZL to employees of HZL, in which case the number of shares that we may purchase under the second call option will be reduced accordingly. This call option became exercisable on April 11, 2007 and remains exercisable for as long as the GoI has not sold its remaining interest pursuant to a public offer of its shares. Under the shareholders’ agreement, upon the issuance of a notice of exercise of the second call option by us to the GoI, we shall be under an obligation to complete the purchase of the shares, if any, then held by the GoI, within a period of 60 days from the date of such notice. The exercise price for the second call option will be equal to the fair market value of the shares as determined by an independent appraiser. In determining the fair market value of the shares, the independent appraiser may take into consideration a number of factors including, but not limited to, discounted cash flows, valuation multiples of comparable transactions, trading multiples of comparable companies, SEBI guidelines and principles of valuation, the minority status of the shares, the contractual rights of the shares and the current market price of the shares. Based solely on the market price of HZL’s shares on the NSE on June 21, 2019 of ₹ 231 ($ 3.3) per share, and not including the other factors that the independent appraiser may consider, one possible estimation of the exercise price to acquire all of the GoI’s 1,247,950,590 shares in HZL would be ₹ 288,277 million ($ 4,168 million).

By a letter dated July 21, 2009, we exercised the second call option. The GoI disputes the validity of the call option and has refused to act upon it. Consequently, we invoked arbitration and filed a statement of claim. The arbitral proceedings are under progress and the next date of hearing is yet to be notified

The GOI without prejudice to the position on the put or call option issue as received approval from the central government cabinet for divestment and the government is looking to divest through the auction route.

On January 9, 2012, we offered to acquire the GoI’s interests in HZL for ₹ 154,920 million ($ 2,240 million). We have, by way of letters dated April 10, 2012 and July 6, 2012, sought to engage with the GoI on the same terms as the offer. This offer was separate from the contested exercise of the call options, and we proposed to withdraw the ongoing litigation in relation to the contested exercise of the options should the offer be accepted. To date, the offer has not been accepted by the GoI and therefore there is no certainty that the acquisition will proceed.

Call Options over shares in BALCO

On March 2, 2001, we acquired a 51.0% interest in BALCO from the GoI for a cash consideration of ₹ 5,533 million ($ 80 million). On August 28, 2012, we entered into a shareholders’ agreement with the GoI and BALCO to regulate, among other things, the management of BALCO and dealings in BALCO’s shares. The shareholders’ agreement provides that as long as we hold at least 51.0% of the share capital of BALCO, we are entitled to appoint one more director to the board of BALCO than the GoI and are also entitled to appoint the managing director. There are various other matters reserved for approval by both the GoI and us under the shareholders’ agreement, including amendments to BALCO’s articles of association, the commencement of a new business, non-pre-emptive issues of shares or convertible debentures and the provision of loans or guarantees or security to other companies under the same management as BALCO.

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

Subsequently, the dispute was referred to arbitration and the arbitration tribunal rendered award rejecting our claim. We filed an application to the High Court of Delhi to set aside this award and the next date of hearing is on August 2, 2019.

The GOI without prejudice to the position on the put or call option issue as received approval from the central government cabinet for divestment and the government is looking to divest through the auction route.

Employees

As of March 31, 2019, we had 20,068 employees. The number of employees as of March 31, 2017, 2018 and 2019 is as follows:

Business Segment	Entity	Location	Primary Company Function	Total employees for the Year Ended March 31,
				2017	2018	2019
Zinc India	Hindustan Zinc Limited	India	Zinc and lead production	4,421	4,383	4,171
Zinc International	Black Mountain	South Africa	Zinc and lead Mining	789	803	911
	Skorpion	Namibia	Zinc and lead Mining and refining	708	711	583
Oil and gas	Cairn	India	Oil and Gas	1,479	1,523	1,549
	Vedanta Limited	India	Iron Ore	2,878	2,795	2,616
Copper	Vedanta Limited	India	Copper smelting and refining	1,022	1,083	960
	CMT	Australia	Copper mining	22	16	19
	Fujairah Gold FZC	UAE	Precious metal refinery	92	87	69
Aluminum	BALCO	India	Aluminum production	2,477	2,487	2,608
	Vedanta Limited	India	Aluminum production	3,291	3,920	4,048
Power	Vedanta Limited	India	Commercial power generation	109	109	131
	TSPL	India	Commercial power generation	234	86	76
	MALCO Energy Limited	India	Commercial power generation	71	20	13
Steel	Electro Steel Limited	India	Steel	—	—	2,159
Others	—	—	—	135	123	155

Total				17,728	18,146	20,068

The majority of our workforce is unionized. Employees of HZL and BALCO are members of registered trade unions such as Bharat Aluminium Mazdoor Sangh for BALCO and Hindustan Zinc Workers Federation for HZL, and are affiliated with national trade unions such as the Indian National Trade Union Congress. We believe that relations with our employees and unions are good, though we have in the past and may in the future experience strikes and industrial actions or disputes. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our operations are subject to risks that could result in decreased production, increased cost of production and increased cost of or disruptions in transportation, power generation, mining and oil exploration”

Our sustainable development model is integral to Vedanta Limited’s core business strategy. In addition to delivering high-quality assets and low-cost operations, it helps us conduct business in line with our values.

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

During fiscal year 2019, we continued to strengthen our sustainable development framework with the release of performance standards on safety and environment. We are using the Vedanta sustainability assurance program (“VSAP”) to ensure framework compliance, including a program of audits.

In a geographically diverse business like ours, fostering a culture of zero harm is a challenge to which we are committed and through which we will eliminate fatal accidents and harm. During fiscal year 2019, we unfortunately had nine fatal accidents. Each was investigated and reported to Vedanta Limited’s board of directors, with the lessons learned advised to all our operating businesses including action plans to prevent such incidents. We also released four new safety standards to be implemented in the Group and these were immediately included in our Vedanta sustainability assurance program and audit program. We are seeing tangible outcomes of our safety approach with an overall reduction in incidents and lost time injuries. The corporate team along with the business units are implementing various capacity building and behavioral based programs to entrench a culture of safety and risk awareness. Further, over 1.4 million hours of safety training were delivered to employees and contractors during fiscal year 2019.

In fiscal year 2019, we continued efforts to improve the implementation of our tailings management standard for the Group. An independent, third-party audit of all our tailings dam facilities has been completed. The audit has reviewed the design and the quality of the management systems of the tailings dam facilities. Recommendations from the review are under consideration and implementation.

We manage our environmental footprint to the most rigorous global standards and have developed specific objectives and targets, particularly with regard to water and energy management. We also have many control programs in place across our businesses, for example, all our operations are ISO 14001 certified; systems to reduce water and energy consumption, minimize land disturbance, minimize waste production and contain pollution are in place.

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

Regulatory Matters

Mining Laws

The Mines and Minerals (Development and Regulation) Amendment Act, 2015 (“MMDR Amendment Act”) was promulgated on March 27, 2015 to amend The Mines and Minerals (Development and Regulation) Act, 1957 (“MMDR Act”), the Mineral Concession Rules, 1960, as amended (“MC Rules”), and the Mineral Conservation and Development Rules, 1988, as amended (“MCD Rules”), and it governs mining rights and the operations of mines in India. The MCD Rules outline the procedures for obtaining a prospecting license or the mining lease, the terms and conditions of such licenses and the model form in which they are to be issued. The GoI announced the National Mineral Policy in 1993 which was revisited in 2008 and further in 2019. The MMDR Amendment Act has brought about significant changes in the legal regime for the mining sector including defining bauxite, iron ore, limestone and manganese ore as notified minerals, creation of a new category of mining license i.e. the prospecting license-cum-mining lease, grant of mining lease for a period of 50 years for all minerals other than coal, lignite and atomic minerals, establishment of DMF, auction of notified and other minerals by competitive bidding, including e-auction etc. The MMDR Act was further amended by the Mines and Minerals (Development and Regulation) Amendment Act, 2016 which permits the transfer of captive mine leases (granted before January 12, 2015) without having to go through an auction process and also allows the dumping of waste outside of the mining area by including dumping sites within the definition of lease area. The amendment received presidential assent on May 6, 2016.

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

Protection of the Environment

The MMDR Act also deals with the measures required to be taken by the lessee for the protection and conservation of the environment from the adverse effects of mining. The National Mining Policy emphasizes that no mining lease would be granted to any party without a proper mining plan, including an environmental plan approved and enforced by statutory authorities and which provides for controlling environmental damage, restoration of mined areas and for planting trees according to prescribed norms. The MMDR Amendment Act now also provides for the creation of a DMF and a NMET. The DMF is to be established by the state government for the benefit of persons in districts affected by mining related operations. The NMET was established by the central government for regional and detailed mine exploration through Notification No. G.S.R 633(E) dated August 14, 2015. Licensees and lease holders shall pay the DMF an amount not more than one-third of the royalty prescribed by the central government, and the NMET two percent of royalty.

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

Hydrocarbon Exploration and Licensing Policy

The MoPNG through its notification O-32011/4/2013-ONG-I dated March 30, 2016 introduced a new exploration and licensing policy named HELP. This is a fundamental change in the Indian oil and gas sector, which introduces a new contractual and fiscal model for the award of hydrocarbon acreages. Four main facets of HELP are: single license, open acreages, revenue sharing model and marketing and pricing freedom. The uniform license will enable the contractor to explore conventional as well as unconventional oil and gas resources including shale gas/oil, tight gas and gas hydrates under a single license. The concept of OALP will enable exploration and production companies to choose the blocks from the designated area. Vedanta Limited has bid for 55 Blocks under the OALP, under which it was awarded 41 Blocks.

Marketing including pricing freedom for the gas to be produced from Discoveries in Deepwater, Ultra Deepwater and High Pressure-High Temperature areas

The MoPNG through its notification No. O-22013/27/2012-ONG-D-V(Vol-II) dated March 21, 2016 introduced the policy for marketing including pricing freedom for the gas to be produced from discoveries in deepwater, ultra-deepwater and high pressure temperature areas. This policy is applicable to all discoveries in deep water/ultra-deep water/high temperature-high pressure areas which are yet to commence commercial production as of January 1, 2016 and to all future discoveries in such areas. As per the policy the producers will be allowed marketing freedom including pricing freedom subject to a ceiling price on the basis of landed price of alternative fuels.

Regulations pertaining to our oil and gas blocks located in South Africa

Petroleum Resources Development Act - South Africa

The Mineral and Petroleum Resources Development Act is the law governing exploitation of minerals and petroleum in South Africa. An exploration license has been granted to Cairn South Africa Pty Limited for exploration of petroleum resources in South Africa under the law. Petroleum Agency SA (“PASA”) is the nodal agency for all approvals. Cairn South Africa Pty Limited has not yet entered into the second phase of exploration, and accordingly the Deed for extension has not been executed. PASA has notified that the exploration right has expired. Accordingly, along with joint venture partner Petro SA, closure application with Petroleum Agency South Africa (PASA) has been filed on September 19, 2018 to exit from South Africa operations.

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

Other Laws

The Right to Fair Compensation and Transparency in Land Acquisition, Rehabilitation and Resettlement Act, 2013, or Land Acquisition Act.

The Land Acquisition Act was notified with effect from January 1, 2014. The law replaces the 120 year old legislation the Land Acquisition Act, 1894 and is a unified legislation for acquisition of land and adequate rehabilitation mechanisms for all affected persons. As per the provisions of the Land Acquisition Act, the central government or appropriate state government is empowered to acquire any land from private persons for ‘public purpose’ subject to payment of compensation to the persons from whom the land is so acquired. There is also a mandatory requirement under the Act for social impact assessment accompanying every land acquisition, to consider the social costs and benefits arising of such acquisition and a participative process has been prescribed for such acquisition by imposing the condition of obtaining consent of the requisite majority prescribed under the Act i.e. consent of up to 80.0% of people whose land is acquired for private projects and of 70.0% of the landowners in the case of public-private partnership projects and discussions and objections at every stage of the acquisition proceedings. It also provides for compensation as high as four times more than the existing practice in rural areas and two times in urban areas. In December 2014, an ordinance (The Right to Fair Compensation and Transparency in Land Acquisition, Rehabilitation and Resettlement (Amendment) Ordinance, 2014) was promulgated to amend the Right to Fair Compensation and Transparency in Land Acquisition, Rehabilitation and Resettlement Act, 2013. The ordinance was re-promulgated in a modified form in April 2015, and again in May 2015. Right to Fair Compensation and Transparency in Land Acquisition, Rehabilitation and Resettlement (Second Amendment) Bill, 2015 was introduced in Lok Sabha on May 11, 2015 to replace the April ordinance and was referred to a joint Parliamentary Committee for detailed examination.

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

C. Organizational Structure

The following diagram summarizes the corporate structure of our consolidated group of companies and our relationship with Vedanta and other key entities as of March 31, 2019:

*50.0% of the share in the RJ Block is held by a subsidiary of Vedanta Limited

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

The principal members of our consolidated group of companies are as follows:

1.

Vedanta Limited: The company was originally incorporated in Goa on February 5, 1954 under the Portuguese Commercial Code as a private limited company and on June 25, 1965 under the name “Sesa Goa Private limited” under the Companies Act 1956. It became a public limited company on April 16, 1981 pursuant to fresh certificate of incorporation issued by the Registrar of Companies, Goa, Daman and Diu. Thereafter the name of the company was changed from “Sesa Goa Limited” to “Sesa Sterlite Limited” pursuant to a fresh certificate of incorporation issued by the Registrar of Companies on September 18, 2013 pursuant to the Re-organization Transactions and the name of the Company changed from “Sesa Sterlite Limited” to Vedanta Limited pursuant to a fresh certificate of incorporation issued by the Registrar of Companies on April 21, 2015. Our ADSs are listed on the NYSE. Vedanta, through its subsidiaries, owned 50.1% of our issued share capital as on March 31, 2019, and controls our management. The remainder of our share capital i.e. 49.9% is held by Life Insurance Corporation of India, ICICI Prudential Asset Management Company, HDFC asset Management Company limited, Employee benefit trust and other institutional and public shareholders. Vedanta Limited and Cairn India Limited (now Vedanta Limited - oil and gas business) announced the Cairn India Merger which became operative on April 11, 2017. All substantive approvals for effecting the merger of Cairn India Limited (now Vedanta Limited - oil and gas business) with Vedanta Limited were received on March 27, 2017.

2.

BALCO: BALCO is incorporated in New Delhi, State of Delhi, India and is headquartered at Korba in the State of Chhattisgarh. We own 51.0% of BALCO’s share capital and have management control of the company. The GoI owns the remaining 49.0%. We exercised an option to acquire the GoI’s remaining ownership interest in BALCO on March 19, 2004, which has been contested by the GoI. Further, the GoI retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO” for more information. BALCO owns and operates our aluminium business.

3.

HZL: HZL is incorporated in Jaipur, State of Rajasthan, India and is headquartered in Udaipur in Rajasthan. HZL is listed on the NSE and BSE. We own 64.9% of HZL’s share capital through our wholly-owned subsidiary SOVL. SOVL was merged into SIIL with effect from April 1, 2011 pursuant to a merger approved by the High Court of Madras. The remainder of HZL’s share capital is owned by the GoI (29.5%) and institutional and public shareholders and employees of HZL (5.6%). We have management control of HZL, which owns and operates our zinc business, and a call option to acquire the GoI’s remaining ownership interest at a fair market value to be determined by an independent appraiser. We have exercised the second call option to acquire the GoI’s remaining ownership interest in HZL although the exercise is currently subject to dispute. See “- B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO” for more information.

4.

Skorpion: Skorpion, officially known as THL Zinc Namibia Holdings (Proprietary) Limited, previously Anglo Base Namibia Holdings (Proprietary) Limited, previously Ambase Exploration (Namibia) Proprietary Limited was incorporated on June 16, 1998. The company has its headquarters at the Skorpion Zinc mine site, which is situated 25 km north of Rosh Pinah Namibia. The company’s registered office is situated at 24 Orban Street, Klein Windhoek, Namibia. Vedanta Limited holds the entire share capital in the Skorpion Zinc (Proprietary) Limited. Skorpion Zinc (Proprietary) Limited is an investment holding company, which holds the entire share capital in Namzinc (Proprietary) Limited and Skorpion (Proprietary) Limited. Namzinc operates a zinc refinery, who procures oxide zinc ore from Skorpion, who in turn extracts the ore from an open pit zinc deposit.

5.

BMM: BMM is an underground mining operation located at Aggeneys in the Northern Cape. It produces zinc, lead and copper concentrates which are predominantly exported to international customers through the port of Saldanha. The Company holds 74.0% and Exxaro Resources (through its wholly owned subsidiary, Exxaro Base Metals & Industrial Mineral Holdings (Pty) Ltd) holds the remaining 26.0% interest in BMM.

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

7.

Electrosteels Steel Limited: Electrosteels steel was incorporated as public limited company on December 20, 2006. It owns and operates a Greenfield integrated steel manufacturing facility near Bokaro, Jharkhand India with a capacity of 1.5 Mtpa. In its meeting held on June 22, 2017 of lenders along with State Bank of India, the Lead Banker filed an application to National Company Law Tribunal (“NCLT”). NCLT vide its order dated July 21, 2017 admitted the application and on April 17, 2018 approved the resolution plan submitted by Vedanta Limited through its wholly owned subsidiary Vedanta Star Limited (“VSL”). On June 4, 2018, Vedanta Limited through its subsidiary, Vedanta Star Limited (VSL) acquired management control over ESL as the previous board of directors of ESL was reconstituted on that date. Further, on June 15, 2018, pursuant to the allotment of shares to VSL, the Group holds 90.0% of the paid-up share capital of ESL through VSL.

Volcan is the key entity that controls us. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders

D. Property, Plants and Equipment

See “- B. Business Overview - Our Business - Our Copper Business - ‘Principal Facilities’ and ‘Projects and Developments’,” “- B. Business Overview - Our Business - Our Zinc Business - ‘Principal Facilities’ and ‘Projects and Developments’,” “- B. Business Overview - Our Business - Our Aluminium Business - ‘Principal Facilities’ and ‘Projects and Developments’,” and “- B. Business Overview - Our Business - Our Zinc International Business - ‘Principal Facilities’ and ‘Projects and Developments’.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our business, financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. Some of the statements in the following discussion are forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this Annual Report. Our consolidated financial statements and the financial information discussed below have been prepared in accordance with IFRS as issued by the IASB

Overview

We are a diversified natural resource company engaged in exploring, extracting and processing minerals and oil and gas. We produce zinc, lead, silver, oil and gas, copper, aluminium, iron ore, steel, glass substrate and commercial power and have a presence across India, South Africa, Namibia, UAE, Ireland, Australia, Japan, South Korea, Taiwan and Liberia. We have experienced significant growth through various expansion projects, acquisition of our zinc and aluminium businesses in 2002 and 2001 respectively, through the GoI’s disinvestment programs, the acquisition of the zinc business of Anglo American Plc in Namibia, South Africa and Ireland in fiscal year 2011, acquisition of oil and gas business in 2012, acquisition of 90.0% controlling stake in ESL under the Insolvency and Bankruptcy Code (IBC) 2016, in line with the Resolution Plan approved by NCLT, Kolkata and by successfully growing our acquired businesses. We have further strengthened our presence across commodities through an all share merger with Sesa Goa in August 2013 through the Re-organization Transactions. We believe our experience in operating and expanding our business in India will allow us to capitalize on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations and large and inexpensive labor and talent pools.

Our revenue increased from ₹ 714,644 million in fiscal year 2017 to ₹ 909,549 million in fiscal year 2018, representing an increase of 27.3% and decreased to ₹ 909,012 million ($ 13,144 million) in fiscal year 2019, representing a decrease of ₹ 537 million. The operating profit of ₹ 146,071 million in fiscal year 2017 increased to an operating profit of ₹ 217,822 million in fiscal year 2018, representing an increase of 49.1%. Operating profit for fiscal year 2019 was ₹ 145,216 million ($ 2,099 million), representing a decrease of 33.3% as compared to fiscal year 2018.

The following tables are derived from our selected consolidated financial data and set forth:

•	the revenue from external customers for each of our business segments as a percentage of our revenue on a consolidated basis;

•	the operating profit for each of our business segments as a percentage of our operating profit on a consolidated basis; and

•	the segment profit for each of our business segments as a percentage of our segment profit on a consolidated basis.

	For the Year Ended March 31,
Particulars	2017	2018	2019
	(in percentages)
Revenue:

Zinc – India	23.6	23.8	22.7
Zinc – International	3.1	3.8	3.0
Oil and Gas	11.5	10.5	14.5
Iron Ore	5.7	3.4	3.2
Copper	29.4	27.1	11.8
Aluminium	18.9	25.1	32.1
Power	7.7	6.0	7.1
Steel	—	—	4.6
Other	0.1	0.3	0.9

Total	100.0	100.0	100.0

Operating Profit / (loss):

Zinc – India	58.7	50.5	60.1
Zinc – International	5.0	5.7	1.8
Oil and Gas	9.2	54.2	25.1
Iron Ore	5.5	(22.9)	2.7
Copper	7.3	4.0	(2.6)
Aluminium	6.5	3.2	3.8
Power	7.4	5.5	6.4
Steel	—	—	4.1
Other	0.4	(0.1)	(1.4)

Total	100.0	100.0	100.0

Segment Profit /(loss)(1):

Zinc – India	46.0	49.3	44.1
Zinc – International	4.4	5.7	2.9
Oil and Gas	19.3	21.9	31.8
Iron Ore	6.1	1.2	2.6
Copper	6.1	4.2	(1.0)
Aluminium	10.1	10.7	9.2
Power	7.9	6.7	6.3
Steel	—	—	3.3
Other	0.1	0.2	0.8

Total	100.0	100.0	100.0

(1)

Segment profit is presented as required by IFRS 8 and is calculated by adjusting depreciation, amortization and impairment from operating profit. Our segment profit may not be comparable to similarly titled measures reported by other companies due to potential inconsistencies in the method of calculation. We have included our segment profit because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our segment profit should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with IFRS as issued by the IASB. We believe that the inclusion of supplementary adjustments applied in our presentation of segment profit are appropriate because we believe it is an indicative measure of our baseline performance as it excludes certain charges that our management considers to be outside of our core operating results. In addition, our segment profit is among the primary indicators that our management uses as a basis for planning and forecasting of future periods. See “Item. 3 - Key Information - A. Selected Consolidated Financial Data” for a table reconciling operating profit to segment profit for the periods presented.

Factors Affecting Results of Operations

Our results of operations are primarily affected by commodity prices, input commodity inflation and deflation, our cost of production, our production output, government policy in India and exchange rates.

Metal and Oil Prices, Copper TcRc and Power Tariff

Overview

Our results of operations are significantly affected by the commodity prices of natural resources that we produce, which are based on LME / LBMA prices in our zinc and aluminium business, other benchmark prices in our oil, gas, iron ore and steel businesses and by the TcRc of copper in our copper business. The TcRc of copper, the commodity prices of the metals that we produce and the benchmark price of oil, gas and iron ore can fluctuate significantly as a result of changes in the supply of and demand for zinc, lead, silver, oil, gas, iron ore, copper aluminium and steel among others. While natural resources producers are unable to influence the market rate of the TcRc or commodity prices directly, events such as changes in smelting or commodity production capacities, temporary price reductions or other attempts to capture market share by individual natural resources producers including our consolidated group of companies, may have an effect on market prices. Moreover, the prices realized by us can, to some extent, be affected by the particular terms we are able to negotiate for the contractual arrangements we enter into with buyers. Price variations and market cycles, have historically influenced, and are expected to continue to influence our financial performance.

During fiscal year 2019, the increase in Brent price positively affected our revenue and operating profit which was partially offset by a decrease in base metal prices. During fiscal year 2019, average prices decreased by 10.3% for zinc, 10.8% for lead, 1.8% for copper, 0.5% for aluminium, 8.8% for silver while the average price of Brent increased by 30.2%.

Global growth and commodity demand remain volatile and emerging markets continue to be the key drivers of growth. We are well positioned to capitalize on emerging market growth with a significant portion of our assets in India and Africa. With favourable demographics and urbanization driving consumption growth in India, we are well placed to meet the growing demand. For a further discussion of global market and economic conditions and the risks to our business, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Investments in Indian Companies, Global Economic Conditions and International Operations—Global economic conditions have been unprecedented and challenging and have had, and continue to have, an adverse effect on the Indian financial markets and the Indian economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs.” After a strong growth in 2017 and early 2018, global economic activity slowed notably in the second half of last year, reflecting a confluence of factors affecting major economies. China’s growth declined following a combination of required regulatory tightening to rein in shadow banking and due to an increase in trade tensions with the United States. The Eurozone economy lost more momentum than expected as consumer and business confidence weakened. Trade tensions increasingly took a toll on business confidence with financial conditions tightening for both emerging and advanced economies, weighing on global demand. The projected pickup in the second half is predicted due to an ongoing build-up of policy stimulus in China, recent improvements in global financial market sentiment and a gradual stabilization of conditions in the stressed emerging markets. Commodity prices rebounded in the first quarter of 2019 from a decline in the fourth quarter of 2018 which had followed an even steeper decline in the preceding quarters. The price increase reflected supply concerns, progress in trade negotiations between US and China and fiscal stimulus in China. Metal prices are expected to continue rebounding from 2018 troughs. Most base metal prices face upside risks from the possibility of tighter than expected environmental policies and slower than expected easing of commodity-specific supply bottlenecks. Oil prices have risen significantly since the start of the year amid a production cut by OPEC and other producers and supply disruptions elsewhere.

Zinc and Aluminium

The revenue of our zinc and aluminium businesses fluctuate based on the volume of our sales and the respective LME prices of zinc, lead and aluminium and the LBMA price of silver. Our zinc business is fully integrated and its profitability is dependent upon the difference between the LME price of zinc and lead, LBMA price of silver and our cost of production, which includes the costs of mining and smelting. For the portion of our aluminium business where the bauxite is sourced from BALCO’s own bauxite mines, profitability is dependent upon the LME price of aluminium less our cost of production, which includes the costs of bauxite mining or purchase of bauxite from third parties, transportation costs, refining of bauxite into alumina and smelting of alumina into aluminium. For the portion of our aluminium business where alumina is sourced from third parties, profitability is dependent upon the LME price of aluminium less cost of the sourced alumina and our cost of production.

During fiscal year 2019, 67.0% of BALCO’s alumina requirement and 59.0% of our Odisha Aluminium business alumina requirement were imported from third parties, and the balance were supplied by our Lanjigarh alumina refinery. The following table sets forth the daily average zinc and aluminium LME prices for each of the last three fiscal years:

	For the Year Ended March 31,
Particulars	2017	2018	2019
	(in $ per ton/ounce)
Zinc LME	2,368	3,057	2743
Aluminium LME	1,688	2,046	2035
Lead LME	2,005	2,379	2121
Silver LBMA *	17.8	16.9	15.4

*	silver is denominated in $/ ounce

Steel

The revenue of our steel business fluctuates based on the volume of our sales and the prices of steel in domestic market in fiscal year 2019. More than 99.0% of the sales in steel business happened in domestic market (95.0% in fiscal year 2018) and its prices are directly affected by the demand and supply of steel in the domestic market. Our major raw material are iron ore and coking coal. Iron ore is entirely sourced from domestic market. Coking coal is mostly imported and is generally purchased based on index price or spot prices. Any fluctuation in coking coal and iron ore prices impacts our cost of production. The steel prices are influenced by many factors including demand, supply, raw material cost, capacity utilization and improvement in manufacturing process. The profitability of our steel business is determined based on the sale price less the purchase price of raw material including manufacturing cost.

Crude oil and natural gas

Movement in the price of crude oil and discount to oil prices based on quality parameters significantly affects result of operations of our oil and gas business and decline in crude oil prices may adversely affect revenues and profits. Historically, international prices for oil have been volatile and have fluctuated widely due to many factors that are beyond our control, including, but not limited to overall economic condition, supply and demand dynamics for crude oil and natural gas, political developments, the ability of petroleum producing nations to set and maintain production levels and prices, the price and availability of other energy sources and weather conditions. Lower oil prices may also reduce the economic viability of planned projects or those in early stages of development.

The following table sets out the average price of Brent, an international benchmark of oil blend, according to the US Energy Information Administration, for each of last three fiscal years:

	For the Year Ended March 31,
Particulars	2017	2018	2019
	($ per barrel)
European Brent	48.6	57.5	70.2

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

For Rajasthan and Cambay blocks, the crude oil is benchmarked to Bonny Light, a West African low sulphur crude oil that is frequently traded in the region, with appropriate adjustments for crude quality. For fiscal year 2019, the discount to Dated Brent averaged $ 4.3/bbl for Rajasthan and $ 2.0/bbl for Cambay, due to the prevailing oil market conditions. Dated Brent reflects the values of North Sea cargo loading within the next 10-25 days, it incorporates the Brent, Forties, Oseberg and Ekofisk crude oil with the most competitive grade setting the price. European Brent spot prices and dated Brent prices are almost similar.

With effect from April 1, 2018, Ravva crude benchmark has been changed from Tapis and Minas crude grades (South Asian Crudes) to Bonny Light and the discount averaged $ 0.2 per bbl to Dated Brent in fiscal year 2019. The crude oil price benchmarks are based on crude oil sales agreements. Movements in the discount range affect our revenue realization and any increase in quality differentials may adversely impact our revenues and profits.

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

The following table sets forth the daily average iron ore prices (62.0% iron) for each of the last three fiscal years:

	For the Year Ended March 31,
Particulars	2017	2018	2019
	(in $ per dmt)
China imported iron ore fines (62.0% iron, cost and freight Tianjin Port)	67.8	68.4	71.6

Copper

The revenue of our copper business fluctuates based on the volume of our sales and the LME price of copper. However, as our copper business is primarily one of custom smelting and refining, the profitability of our copper business is significantly dependent upon the market rate of the TcRc. We purchase copper concentrate at the LME linked price for the relevant quotational period less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. The market rate for the TcRc is significantly dependent upon the availability of copper concentrate, worldwide copper smelting capacity and transportation costs. The TcRc that we are able to negotiate is also substantially influenced by the TcRc terms established by certain large Japanese custom smelters. The profitability of our copper business as to the portion of our copper business where we source copper concentrate from third parties, which accounted for 100% of our copper concentrate requirements during fiscal year 2019, is thus dependent upon the amount by which the TcRc we are able to negotiate exceeds our smelting and refining costs. During the current year, as the smelter operations at Tuticorin is shut, the company has procured Anodes and Cathodes with negotiated Rc. The profitability of our copper operations is also affected by the prices we receive upon the sale of by-products, such as sulphuric acid and gypsum and precious metals, which are generated during the copper smelting and refining process. The prices we receive for by-products can vary significantly, including as a result of changes in supply and demand and local market factors in the location the by-product is produced. The following table sets forth the average TcRc that we have realized for each of the last three fiscal years:

	For the Year Ended March 31,
Particulars	2017	2018	2019
	(in US cents per pound)
Copper TcRc	22.4	21.3	6.0
Copper LME	5,152	6,451	6,337

Power

We operate 600 MW unit as an independent power plant at Jharsuguda. It has a power supply agreement with GRIDCO. BALCO used to operate 600 MW (2 X 300 MW) independent power plants. Now, it just operates 300 MW unit as an IPP. The other 300 MW unit has been converted to a captive power plant (CPP), as per order received from Chhattisgarh State Electricity Regulatory Commission (CSERC) dated January 1, 2019 for conversion of 300 MW capacity from IPP to CPP. The MALCO plant has been put under care and maintenance from May 26, 2017.

The 1,980 MW thermal power plant at Talwandi Sabo was set up for commercial power sales. It has a PPA with Punjab State Power Corporation Limited (“PSPCL”). The fuel cost subject to quoted efficiency will be a pass-through and revenue is linked to the plant availability.

The average power realization price for TSPL for the years ended March 31, 2018 and 2019 was ₹ 3.5/unit and ₹ 4.1/unit respectively based on Plant Availability Factor.The average power realization price (excluding TSPL) for the years ended March 31, 2018 and 2019 was ₹ 2.9 and ₹ 3.4 per unit respectively.

India Market Premium

Generally, our products in India are sold at a premium to the LME market price due to a number of factors including the customs duties levied on imports by the GoI, the costs to transport metals to India and regional market conditions. See “Government Policy.” As a result, we endeavor to sell large quantities of our products in India.

Hedging

We engage in hedging strategies to a limited extent to partially mitigate our exposure to fluctuations in commodity prices, as further described in “Note 25: Financial Instruments” of Notes to the Consolidated Financial Statements.

Costs of Production

Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, oil and gas extraction, process improvements, by-product management and increasing productivity help drive our costs down. Costs associated with mining and metal production include, ore extraction and processing costs at our captive mines, energy costs, labor costs and other manufacturing expenses. Costs of production also include cost of alumina for our aluminium business.

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

The cost of production of copper for our custom smelting and refining operations consists of cost of converting copper concentrate into copper cathodes but does not include the cost of copper concentrate. We purchase copper concentrate at the LME price for copper metal for the relevant quotational period less a TcRc that we negotiate with our suppliers, but which is influenced by the prevailing market rate for the TcRc. We attempt to make the LME price a pass through for us as both the copper concentrate purchases and sales of finished copper products are based on LME prices. The profitability of the copper custom smelting and refining business is therefore dependent upon the amount by which the TcRc that we negotiate with our external suppliers exceeds our smelting and refining costs.

Energy cost is the most significant component of the cost of production in our metal production businesses. Most of our power requirements are met by captive power plants, which are primarily coal fueled. Thermal coal, diesel fuel and fuel oil, which are used to operate our power plants, and metallurgical coke, which is used in the zinc smelting process, are currently sourced from a combination of long term and spot contracts. Our iron ore business meets its most of the power requirement through its 60 MW captive power plant and from the grid run by the electricity department of the government and in the event the requirement of power is not satisfied through the grid, then we use generators. Our aluminium business, which has high energy consumption due to the power intensive nature of aluminium smelting operation, sources its thermal coal requirement through linkage route from Mahanadi Coalfields Limited and South Eastern Coal Fields Limited, subsidiaries of Coal India Limited, linkage auction coal secured in auctions held in fiscal year 2017 and fiscal year 2018, Captive coal blocks. During the fourth quarter of fiscal year 2015, BALCO was successful in securing one coal mine in coal block auctions conducted by the GoI, namely the Chotia Coal block. The total reserves at the Chotia block are 17.50 million tons with the annual production capacity of one million tons. The productions commenced at the Chotia mine during the fourth quarter of fiscal year 2016. Recently in October 2018, Tranche IV of linkage coal has been secured of 3.2 million tons quantity which has started to materialize from March 2019. This takes our coal security to 72.0% of our requirements. Rest of the coal requirement is met through open market purchases and imports.

HZL continues to import significant coal requirement coal from third party suppliers and balance is sourced through linkage. HZL’s operations source their back - up power from liquid fuel-bases captive power plants or from local power companies. The liquid fuel is sourced from third - party suppliers on yearly contracts.

For our zinc and iron ore business and the portion of our aluminium business where we source the ore from our own mines, ore extraction and processing costs affect our cost of production. In our iron ore businesses, the ore extraction and processing costs to produce concentrates are generally a small percentage of our overall cost of production of the finished metals. In our aluminium business, alumina is produced from bauxite ore. The cost of production of alumina is dependent on the cost of bauxite and cost of converting it to alumina. The cost of bauxite makes up for almost 50.0% of the cost of production, wherein bauxite logistics is a significant component. Our bauxite sourcing is from several sources including Odisha mining corporation (OMC) captive mines at BALCO and other local and global suppliers.

In iron ore, logistics represents approximately 25.0% to 30.0% of the total cost of production in the case of exports. In addition, a significant cost of production in our zinc and iron ore business is the royalty that HZL pays on the lead-zinc ore that is mined, which royalty is a function of the LME prices of zinc and lead and the iron ore pays on extraction of iron ore at the rate declared by the Indian Bureau of Mines. See “Government Policy—Taxes, royalties and cess payments.”

In steel cost comprises of iron ore fines, lumps, pellets and mill scale, Coking coal comprises of hard coking, semi soft coking coal, high fluidity coal, limestone and Dolomite etc. This cost also includes conversion cost of hot metal into saleable products such as Wire Road, TMT Bar, DI Pipe, Pig iron and billets. Iron ore and coking coal are major cost drivers.

In the commercial power generation business, production costs are primarily coal costs and the coal is largely sourced from the domestic market.

We outsource a majority of BALCO’s mining operations, a substantial portion of HZL’s and iron ore’s mining operations, Oil and Gas operations and a limited number of functions at our copper, zinc operations to third party contractors. The operations and maintenance activities at the Jharsuguda 2400 MW power facilities, BALCO’s 1,200 MW and 540 MW and TSPL 1,980 MW power facilities are substantially outsourced to third party contractors.

Other manufacturing expenses include, among other things, additional materials and consumables that are used in the production processes and routine maintenance to sustain ongoing operations. None of these represents a significant portion of our costs of production.

Cost of production as reported for our metal products includes an offset for any amounts which we receive upon the sale of the by-products from the refining or smelting processes. We present costs of production for our metal products on the following basis: (i) cost of production before by-product revenue, which represents the direct costs relating to production and conversion costs of metal (such as energy costs, ore extraction costs and processing costs at our captive mines, labor costs and other manufacturing expenses); excluding depreciation, impairment charges and finance costs, and (ii) cost of production net of by-product revenues which represents cost of production before by-product revenue offset by any amounts which we receive upon sale of by-products from such operations. Offsetting by-product revenues is useful to the management and investors to compare our cost competitiveness with our peers in the industry as it is a common metric used by our peers in the industry. Cost of production before by-product revenue and net of by-product revenue is divided by the daily average exchange rate for the year to calculate US dollar cost of production per lb or per ton of metal as reported.

The following table sets forth our average realized TcRc and cost of production for each of our metals, power, oil and gas for each of the last three fiscal years:

Particulars	For the Year Ended March 31,
	Unit of Measurement	2017	2018	2019
		(in US dollars per ton, except as indicated)
TcRc (1)	¢/lb	22.4	21.3	6.0

Cost of production before by-product revenue(2)
Zinc India(3)	$/ton	1,259	1,479	1,511
Zinc International(4)	$/ton	1,610	1,875	2,295
Oil and Gas(5)	$/boe	20.4	21.5	26.8
Iron ore(6)	$/ton	18	21.9	13.2
Copper smelting and refining(7)	¢/lb	11.9	14.1	21.1
Aluminium(8)	$/ton	1,466	1,888	1,945
Steel	$/ton	—	—	455
Power – Jharsuguda 600 MW plant	₹/unit	2	2.8	4.3

Cost of production net of by-product revenue(2)
Zinc India(3)	$/ton	1,154	1,365	1,381
Zinc International(4)	$/ton	1,417	1,603	1,912
Oil and Gas(5)	$/boe	20.4	21.5	26.8
Iron ore(6)	$/ton	18	21.9	13.2
Copper smelting and refining(7)	¢/lb	5	5.7	21.1
Aluminium(8)	$/ton	1,463	1,887	1,940
Steel(9)	$/ton	—	—	455
Power – Jharsuguda 600 MW plant(10)	₹/unit	2	2.8	4.3

(1)	Represents our average realized TcRc for the year.
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

(3)

Cost of production of zinc before by-product revenue increased from $ 1,479 per ton for fiscal year 2018 to $ 1,511 per ton for fiscal year 2019. The increase was primarily driven by higher input commodity prices (primarily imported coal, diesel and metallurgical coke), lower metal volume, higher mine development which is partially offset by lower royalty due to lower LME and rupee depreciation as compared to 2018. Royalty rates for zinc and lead in India are the highest in the world and much higher compared to other base metals. In addition, a further amount of royalty was provided with effect from January 12, 2015 for DMF and NMET, DMF contribution has now been notified at 30.0% of the base royalty rate. The cost of production of zinc net of by-product revenue increased from $ 1,365 per ton in fiscal year 2018 to $ 1,381 per ton in fiscal year 2019. The increase was due to increase in costs as explained above, partially offset by higher acid price realization.

(4)

Cost of production net of by-product credit increased from $ 1,603 per ton to $ 1,912 per ton, an increase of 19.0%. This was primarily driven by lower production at Skorpion and BMM, higher stripping cost of Pit 112at Skorpion and higher TcRc’s. Higher cost of production is partly offset by local currency depreciation, Sulphur efficiencies and lower oxide consumption at Skorpion and higher copper credits at BMM.

(5)

Cost of production for oil and gas, increased to $ 26.8 per net boe in fiscal year 2019 from $ 21.5 per net boe in fiscal year 2018, primarily on account of increased cess on ad-valorem basis due to increase in average Brent price realisations.

(6)

Cost of production for iron ore, decreased to $ 13.2 per ton in fiscal year 2019 from $ 21.9 in fiscal year 2018. This was primarily due to higher production from Karnataka due to an increase in the annual mining allocation and shutdown of Goa mining operations.

(7)	Cost of production for Copper has increased from ¢/lb 5.7 to ¢/lb 21.1 primarily due to shut down of Tuticorin smelter since March 2018.

(8)

Cost of production before adjusting by-product revenue increased from $ 1,888 per ton in fiscal year 2018 to $ 1,945 per ton in fiscal year 2019. The increase was primarily due to input commodity inflation (imported alumina and carbon), higher power cost due to coal shortage and import of power from grid which is offset by higher Lanjigarh alumina production and currency depreciation. The cost of production net of by-product credit increased from $ 1,887 per ton in fiscal year 2018 to $ 1,940 per ton in fiscal year 2019.

(9)	Acquired during the fiscal year 2019.
(10)	Power cost at Jharsuguda 600 MW plant has increased from ₹ 2.8/unit to ₹ 4.3/unit mainly driven by increase in coal prices during the fiscal year 2019.

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

•

Our Zinc International operations consist of the Skorpion mine and refinery in Namibia, Black Mountain mine, which includes new Gamsberg mine in South Africa and the Lisheen mine in Ireland which ceased operations in December 2015. Gamsberg mine was formally inaugurated by the President of South Africa, Mr. Cyril Ramaphosa, and Vedanta Chairman, Mr. Anil Agarwal, on February 28, 2019.Skorpion produces special high-grade zinc ingots. As a result, the cost of production before by-product revenue with respect to the Skorpion mine consists of the total direct cost of mining zinc ore and producing zinc in the refinery through a leaching, refining and electrowinning process. Skorpion mine does not produce any material by-products. Cost of production before by-product revenue of zinc at Black Mountain mine consists of direct mining costs, concentrate costs, TcRc and direct services cost. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue from copper consistent with the industry practice. At Black Mountain mine lead is only a co-product of zinc while silver is a by-product of lead. Accordingly, the cost of production presented for Black Mountain mine is only for zinc production and the cost of production of lead and silver are not presented. The Lisheen mine which ceased operations in December 2015, produced zinc and lead concentrate. Therefore, the cost of production before by-product revenue with respect to the Lisheen mine consisted of direct mining costs, mill processing costs, other overhead costs, treatment charges and other direct cash costs. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue from lead and silver consistent with the industry practice. Royalties paid are also included in the cost of production. The total cash cost before by-product revenue and net of by-product revenue is divided by the total number of tons of zinc metal produced or zinc metal in concentrate produced to calculate the cost of production before by-product revenue and net of by-product revenue per ton of zinc metal produced or zinc metal in concentrate produced. Gamsberg mine started with its trial production in November 2018 and was capitalized in March 2019. Cost of production before by-product revenue of zinc at Gamsberg consists of direct mining costs, concentrate costs, TcRc and direct services cost. Gamsberg mine does not produce any material by-products.

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

Our iron ore operations in Goa were recommenced in August 2015, after receiving necessary approvals from the state government. Our iron ore operations had been suspended till fiscal year 2015 due to the continued mining ban in the state of Goa.The Supreme Court passed its final order in the matter on February 7, 2018 wherein it set aside the second renewal of the mining leases granted by the State of Goa. The Supreme Court directed all lease holders operating under a second renewal to stop all mining operations with effect from March 16, 2018 until fresh mining leases (not fresh renewals or other renewals) and fresh environmental clearances are granted under the Mines and Minerals (Development and Regulation) (MMDR) Act. We continue to engage with the Government for the resumption of mining operations.

•

In the case of copper, cost of production before by-product and free copper revenue relates only to our custom smelting and refining operations (and not for our mining operations) and consists of the cost of converting copper concentrate into copper cathodes, including the cost of freight of copper anodes from Tuticorin to Silvassa. Cost of production net of by-product and free copper revenue represents cost of production before by-product and free copper revenue, net of revenue earned from the sale of by-product, sulphuric acid and copper metal recovered in excess of paid copper metal are deducted from the cash costs, in line with the cost reporting practice of custom smelters globally. The total cash costs before by-product and free copper revenue and net of by-product and free copper revenue are divided by the total number of pounds of copper metal produced to calculate the cost of production before by-product and free copper revenue and net of by-product and free copper revenue per pound of copper metal produced.

The TNPCB vide order, dated April 9, 2018, rejected the consent renewal application of Vedanta Limited for its copper smelter plant at Tuticorin. It directed Vedanta Limited not to resume production operations without formal approval/consent (vide order dated April 12, 2018), and directed the closure of the plant and the disconnection of electricity (vide order dated May 23, 2018).

The Government of Tamil Nadu also issued an order dated May 28, 2018 directing the TNPCB to permanently close and seal the existing copper smelter plant at Tuticorin; this was followed by the TNPCB on May 28, 2018. Vedanta Limited filed a composite appeal before the National Green Tribunal (NGT) against all the above orders passed by the TNPCB and the Government of Tamil Nadu. In December 2018, NGT set aside the impugned orders and directed the TNPCB to renew the CTO.

However, in February 2019, the Supreme Court set aside NGT’s order on the grounds of maintainability and left it open for Vedanta Limited to file a writ petition before the Madras High Court against all the above orders. Supreme Court had further left it open for Vedanta Limited to apply for interim reliefs considering that the plant has been shut down since 09 April, 2018, and to apply before the Chief Justice of the High Court for an expeditious hearing.

Vedanta Limited duly filed writ petitions before the Madras High Court on February 22, 2019, which heard our miscellaneous petitions seeking interim relief on March 1, 2019. The court directed the TNPCB and the Government of Tamil Nadu to file their counters and scheduled them for further hearing on April 23, 2019. On April 23, 2019, the matter was posted for further hearing on June 11, 2019. Now, the matter is posted for further hearing on June 27, 2019.

•

Cost of production of aluminium is weighted average cost of production of BALCO and Odisha Jharsuguda aluminium businesses. The cost of production before by-product revenue includes cost of purchased alumina, the cost of producing bauxite and conversion of bauxite/alumina into aluminium metal. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue earned from the sale of by-products, such as vanadium, which is consistent with the industry practice. The total cash cost before by-product revenue and net of by-product revenue is divided by the total quantity of hot metal produced to determine the cost of production before by-product revenue and net of by-product revenue per ton of aluminium hot metal produced. Hot metal production volumes are used instead of the cast metal production volumes disclosed, elsewhere in this Annual Report, for calculating cost of production. This is because, the hot metal production, which excludes the value-added cost of casting, is the measure generally used in the aluminium metal industry for calculating measures of cost of production.

•

In the case of steel, the cost of production after by-product revenue includes the cost of producing hot metal which includes Iron bearing raw material (IBRM) comprises of iron ore fines, lumps, pellets and mill scale, Coking coal comprises of hard coking, semi soft coking coal, high fluidity coal, limestone and Dolomite etc. This Cost also includes conversion cost of hot metal into saleable products such as Wire Road, TMT Bar, DI Pipe, Pig iron and billets. The total cost before by-product revenue and net of by-product revenue is divided by total quantity to determine the cost of production before by-product and net of by-product revenue per ton of steel produced.

•

Cost of production before by-product revenue and net of by-product revenue is divided by the daily average exchange rate for the period to calculate US dollar cost of production per lb or per ton of metal or per barrel of oil equivalent as reported.

Cost of production of power for Jharsuguda 600 MW power plant (excluding 274 MW HZL wind power plant, the TSPL 1,980 MW, IPP 300 MW BALCO power plant and the 106.5 MW MALCO’s power plant) includes the cost of coal and other liquid fuels used for generating power and other overhead costs such as operating, maintenance and manpower costs. The total cost is divided by the total net units generated to calculate the cost of production per unit of energy produced.

	For the Year Ended March 31,
Segments	2015		2016		2017		2018		2019
	(₹ in millions, except Production output and Cost of production)
Zinc—India:
Segment revenue		144,127		137,945		168,694		216,136		206,562
Segment profit		(70,605)		(66,970)		(95,711)		(122,596)		(105,995)

		73,522		70,975		72,983		93,540		100,567
Cost of tolling including raw material cost		—		—		(3,364)		—		—
Cost of intermediary product sold		(3,230)		(2,348)		(1,771)		—		—
Cost of lead metal sold		(8,991)		(10,264)		(10,677)		(15,027)		(20,664)
Others (c)		(6,773)		(1,185)		(408)		(3,097)		(6,386)

Total before adjusting for by-product revenues		54,528		57,178		56,763		75,416		73,517
By-product revenue		(4,692)		5,234		(4,737)		(5,791)		(6,335)

Total after adjusting for by-product revenues		49,836		51,944		52,026		69,625		67,182

Production output (in tons)		733,805		758,938		671,987		791,461		696,283
Cost of production before by-product revenue (per ton) (a)		$1,215		$1,151		$1,259		$1,479		$1,511
Cost of production net of by-Product revenue (per ton) (a)		$1,111		$1,046		$1,154		$1,365		$1,381
Cost of production net of by-Product revenue (per ton) (a)	₹	67,914	₹	68,442	₹	77,391	₹	87,971	₹	96,488
Zinc—International:
Segment revenue		35,886		25,631		22,302		34,458		27,383
Segment profit		(11,059)		(4,561)		(9,181)		(14,145)		(6,962)

		24,827		21,070		13,121		20,313		20,421
TcRc		4,943		3,757		973		332		959
Cost of lead metal sold		(4,486)		(3,859)		(4,038)		(3,160)		(3,392)
Others (c)		(894)		(2,419)		2,275		(4,027)		(1,789)

Total before adjusting for by-product revenues		24,390		18,549		12,331		13,458		16,199
By-product revenue		(2,230)		(1,390)		(1,479)		(1,950)		(2,701)

Total after adjusting for by-product revenues		22,160		17,159		10,852		11,508		13,498

Production output (in tons)		260,106		183,035		114,135		111,390		101,015
Cost of production before by-product revenue (per ton) (a)		$1,533		$1,548		$1,610		$1,875		$2,295
Cost of production net of by-product revenue (per ton) (a)		$1,393		$1,432		$1,417		$1,603		$1,912
Oil and Gas
Segment revenue		146,945		86,559		82,041		95,359		132,228
Segment profit		(88,671)		(34,273)		(40,156)		(54,500)		(76,525)

		58,274		52,286		41,885		40,859		55,703
Unsuccessful Exploration Cost		(7,867)		(294)		(407)		(1)		(497)
Other income		103		176		70		—		—
Pre award cost		(1)		(71)		—		—		283
Others(c)		(5,619)		(4,606)		(2,479)		(93)		(1,455)

Total before adjusting for by-product revenues		44,890		47,491		39,069		40,765		54,034
By-product revenue		—		—		—		—		—

Total after adjusting for by-product revenues		44,890		47,491		39,069		40,765		54,034

Net Production (in mmboe)		32.01		33.33		28.55		29.42		28.83
Cost of production before by-product revenue (per boe) (a)		$22.9		$21.8		$20.4		$21.5		$26.8
Cost of production net of by-product revenue (per boe) (a)		$22.9		$21.8		$20.4		$21.5		$26.8
Iron Ore
Segment revenue		19,963		22,774		41,213		31,298		29,114
Segment profit		891		(4,367)		(12,683)		(3,100)		(6,321)

		20,854		18,407		28,530		28,198		22,793
Cost of Intermediary product sold		(15,953)		(11,652)		(12,880)		(12,501)		(18,410)
Export Duty		—		(250)		(1)		(1298)		(823)
Others (c)		214		1,810		(2,426)		(4,447)		449

Total before adjusting for by-product revenues		5,115		8,316		13,223		9,952		4,009
By-product revenue		—		—		—		—		—

Total after adjusting for by-product revenues		5,115		8,316		13,223		9,952		4,009

Production output (in million dmt)		0.62		5.17		10.9		7.1		4.4
Cost of production before by-product revenue (per dmt) (a)		$134.9		$24.6		$18.0		$21.9		$13.2
Cost of production net of by-product revenue (per dmt) (a)		$134.9		$24.6		$18.0		$21.9		$13.2
Copper [1]
Segment revenue		226,298		209,262		210,175		246,776		107,390
Segment profit		(17,385)		(22,205)		(12,667)		(10,378)		2,339

		208,913		187,057		197,508		236,388		109,729
Purchased concentrate/rock		(196,428)		(177,067)		(179,803)		(221,176)		(104,033)
Cost for downstream products		(3,441)		(1,533)		(1,931)		(2,009)		(1,241)
Others (c)		(2,220)		(2,181)		(8,691)		(5,148)		(1,547)

Total before adjusting for by-product and free copper revenues		6,824		6,276		7,083		8,055		2,908
By-product revenue		(2,215)		(2,377)		(2,020)		(2,502)		—
Free Copper net sale		(2,559)		(2,138)		(2,085)		(2,287)		—

Total after adjusting for by-product and free copper revenues		2,050		1,761		2,978		3,265		2,908

Production output (in tons)		362,373		384,047		402,730		403,168		89,517
Cost of production before by-product and free copper revenue (a)	¢/lb	14.0	¢/lb	11.3	¢/lb	11.9	¢/lb	14.1	¢/lb	21.1
Cost of production net of by-product and free copper revenue (a)	¢/lb	4.2	¢/lb	3.2	¢/lb	5.0	¢/lb	5.7	¢/lb	21.1
Aluminium
Segment revenue		127,130		110,910		135,083		228,435		292,286
Segment profit		(22,529)		(8,467)		(21,024)		(26,661)		(22,058)

		104,601		102,443		114,059		201,774		270,228
Cost for downstream products		(4,611)		(3,998)		(4,105)		(5,722)		(7,733)
Others (c)		(7,707)		(7,707)		(3506)		(375)		(4098)

Total before adjusting for by-product revenues		92,283		90,738		106,448		195,677		258,397
By-product revenue		(223)		(903)		(252)		(76)		(660)

Total after adjusting for by-product revenues		92,060		89,835		106,196		195,601		257,737

Production output (hot metal) (in tons)		843,219		872,591		1,081,955		1,608,420		1,900,739
Cost of production before by-product revenue (per ton) (a)		$1,790		$1,589		$1,466		$1,888		$1,945
Cost of production net of by-product revenue (per ton) (a)		$1,785		$1,573		$1,463		$1,887		$1,940
Cost of production net of by-product revenue (per ton) (a)	₹	109,177	₹	102,953	₹	98,147	₹	121,595	₹	135,600
Steel
Segment revenue		—		—		—		—		41,955
Segment profit		—		—		—		—		(7,913)

		—		—		—		—		34,042
Selling and Dist. expenses		—		—		—		—		(1,083)
Others		—		—		—		—		(249)

Total before adjusting for by-product revenues		—		—		—		—		32,711

Production output (in tons) (b)		—		—		—		—		1,027,578
Cost of production before by-product revenue (per ton) (a)		—		—		—		—		$455
Cost of production net of by-product (per ton) (a)		—		—		—		—		$455
Cost of production net of by-product (per ton) (a)		—		—		—		—	₹	31,833
Power
Segment revenue		41,186		49,826		56,079		56,518		65,237
Segment profit		(8,424)		(12,659)		(16,438)		(16,650)		(15,275)

		32,762		37,167		39,641		39,868		49,962
Cost of power at TSPL, BALCO, HZL and MALCO Energy		(13,725)		(19,284)		(33,228)		(36,177)		(45,499)
Others (c)		(3,589)		(2,287)		80		(381)		(11)

Total		15,448		15,596		6,493		3,310		4,452

Production output (in MU) (b)		7,216		7,464		3,328		1,172		1,039
Cost of production before by-product revenue (per unit)	₹	2.1	₹	2.1	₹	2.0	₹	2.8	₹	4.3
Cost of production net of by-product revenue (per unit)	₹	2.1	₹	2.1	₹	2.0	₹	2.8	₹	4.3

(a)

Exchange rates used in calculating cost of production were based on the daily Reserve Bank of India (“the RBI”), reference rates for the years ended March 31 2015, 2016, 2017,2018, 2019 of ₹ 60.50, ₹ 61.15, ₹ 65.46, ₹ 67.09, ₹ 64.45 and ₹ 69.89 per $ 1 respectively.

(b)	Production does not include units generated from the TSPL 1,980 MW, the 274 MW HZL wind power plant, the 270 MW and IPP 600 MW BALCO power plant and MALCO Energy’s 106.5 MW power plant.
(c)

“Others” include head office expenses, administration expenses, selling and distribution expenses, and exploration costs that have been expensed, changes in inventory, foreign exchange fluctuations, and expenses incurred for large corporate social responsibility initiatives undertaken, such as building hospitals and other operating income and export incentives. These costs are indirect costs and not related to the direct cash cost of production and hence have been excluded from calculating cost of production.

1.	Copper business’s cost of production has increased from ¢/lb 5.7 to ¢/lb 21.1 during fiscal year 2019 as operations are under suspension since April 2018

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

Segment	Product	For the Year Ended March 31,
		2017	2018	2019
		(tons except where otherwise stated)
Zinc India	Zinc	671,987	791,461	696,283
	Lead	139,008	168,247	197,838
	Silver (kilograms)	452,543	557,517	679,183
Zinc International
— Skorpion	Zinc	85,427	84,215	65,948
— BMM	Copper(1)	5,016	4,969	6,102
	Zinc(1)	28,708	27,175	27,558
	Lead(1)	41,769	45,113	37,354
— Lisheen	Zinc(1)	—	—	—
	Lead(1)	—	—	—
— Gamsberg(2)	Zinc(1)	—	—	17,128
	Lead(1)	—	—	—
Oil and gas (on net basis) (3)	Crude Oil (mmbbls)	28.0	28.5	27.5
	Natural Gas (bcf) (4)	3.0	5.5	7.8
Steel	Pig Iron	—	—	141,549
	Billet	—	—	39,478
	TMT	—	—	441,251
	Wire rod	—	—	426,873
	DI Pipe	—	—	149,946
Iron ore	Saleable Ore Production (million dmt)	10.9	7.1	4.4
Copper	Copper cathode(5)	402,730	403,168	89,517
	Copper rods	207,530	202,539	111,197
Aluminium	Ingots(6)	671,885	908,959	1,106,966
	Value Added Products(7)	494,977	721,869	818,124
	Hot Metal	46,541	44,257	33,924
Power	Power (million units)	12,914	11,041	13,517

(1)	Refers to mined metal content in concentrate.
(2)	Gamsberg Includes trial run production of 9,619 tons
(3)	While computing EI production, Ravva royalty fees have not been netted off.
(4)	Natural gas production figures are the production volumes of natural gas available for sale, excluding flared and re-injected gas and gas consumed in operations.
(5)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rods.
(6)	Includes production capitalized in fiscal years 2017, 2018 and 2019 of 142 kt, 78 kt and 61 kt respectively.
(7)	Value added products of Aluminium include production of billets, rods and rolled products.

Periodically, our facilities are shut down for planned and unplanned repairs and maintenance which temporarily reduces our production volume. In addition, the mix of products we produce can have a substantial impact on our results of operations as we have different operating margins in each of our businesses, and within each business our operating margins vary between the lower margins of primary metals and the higher margins of value-added products such as copper rods and aluminium rolled products. For example, copper cathodes are converted in our copper rod plant into copper rods, a value-added product which has a higher margin than copper cathodes. As copper rods have higher margins, we endeavour to sell as large a percentage of copper rods as possible. As the production volume of our various products fluctuate primarily based on market demand and our production capacity for such products, the percentage of our revenue from those products will also fluctuate between higher and lower margin products, which will in turn cause our operating profit and operating margins to fluctuate.

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

Profit Petroleum sharing between the GoI and the contractor is determined by Post- Tax Rate of Return method in case of Ravva and CB-OS/2 and on the Investment Multiple method in case of Rajasthan and KG-ONN-2003-1 blocks as defined in their respective Production Sharing Contracts.

The share of Profit Petroleum, in any year, is calculated for the Contract or Development Area on the basis of the Post-Tax Rate of Return or Investment Multiple actually achieved by the companies at the end of the preceding year for the Contract/Development Area.

The following table summarizes the current Government’s share of Profit Petroleum for various blocks and development areas:

Block/Development Area	Government share of profit petroleum as at March 31,
	2017	2018	2019
Ravva	60.0%	60.0%	60.0%
Cambay – Lakshmi	45.0%	45.0%	45.0%
Cambay – Gauri	55.0%	55.0%	55.0%
Cambay – CB-X	60.0%	60.0%	60.0%
Rajasthan – Development Area1	40.0%	40.0%	40.0%
Rajasthan – Development Area2	40.0%	40.0%	40.0%
Rajasthan – Development Area3	—	—	20.0%
KG-ONN-2003-1	—	—	15.0%

With the increase in the operations and revenue in each block, the above mentioned percentage is subject to increase, leading to a higher Government’s share of Profit Petroleum. This will have an adverse impact on our result of operations as it will lead to an increase in our share of Profit Petroleum expense to be paid to the GoI.

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

Products	April 1, 2015 to February 29, 2016	March 1, 2016 to Present
Copper	5.0%	5.0%
Copper concentrate	2.5%	2.5%
Zinc	5.0%	5.0%
Lead	5.0%	5.0%
Silver	10.0%	10.0%
Aluminium	5.0%	7.5%
Steel	10.0%	10.0%

We are also liable to pay an additional duty of customs, countervailing duty or CVD, of 12.5% (for the period from April, 2013 to February 28, 2015, the CVD was 12.0%) of the assessable value and basic custom duty, which is levied on imports in India. In addition, special additional duty is also levied at a rate of 4.0% on imports in India.

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

The import duty at the rate of 2.5% is levied on copper concentrate and rock phosphate. Excise duty at the rate of 2.0% is also imposed on coal in the event cenvat credit is not availed. However, if cenvat credit is availed, then the excise duty rate on coal becomes 6.0%.

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

In fiscal years 2018 and 2019, exports accounted for 27.0% and 21.0% respectively, of our zinc India business’ revenue. The following table sets forth the export assistance premiums, as a percentage of the F.O.B value of exports, on zinc concentrate, zinc ingots and lead concentrate for the periods indicated:

Products	April 1, 2015 to November 11, 2016	November 11, 2016 to present
Zinc concentrate	1.0%	Nil
Zinc ingots	1.9%	1.5%
Lead concentrate	1.0%	Nil

In fiscal years 2018 and 2019, exports accounted for 52.3% and 24.34%, respectively, of our copper business revenue from India. The following table sets forth the export assistance premiums, in the form of Marked Linked Focus Product Scheme as a percentage of the F.O.B value of exports, on copper cathode and copper rods for the period indicated:

Percentage of F.O.B Value of exports	October 1, 2011 to March 31, 2015 (Percentage of F.O.B value of exports)
Copper cathode	2.0%
Copper rods#	2.0%

#	Applicable for export to Czech Republic only.

Further, with effect from April 1, 2015, the New Merchandise Exports from India Scheme was introduced in place of Marked Linked Focus Product Scheme. In this scheme, no export incentive was notified for copper products.

In fiscal years 2018 and 2019, exports accounted for 59.7% and 74.53% respectively, of our aluminium business’ revenue. The following table sets forth the export assistance premiums, as a percentage of the F.O.B value of exports, on aluminium ingots, aluminium rods and aluminium rolled products for the periods indicated:

Percentage of F.O.B Value of exports	April 1, 2015 to November 14, 2016	November 15, 2016 to present
Aluminium ingots	1.9%	1.0%
Aluminium rods	1.9%	1.5%
Aluminium billets	1.9%	1.0%
Aluminium rolled products	Nil	1.5%

In the case of sales to specified markets (as defined herein), export assistance premiums for these products would extend to 2.0% of the F.O.B value of exports made to the countries specified under the Merchandise Export from India Scheme (“MEIS”). The MEIS was implemented under the Foreign Trade Policy of India in 2015 - 20. The purpose of this scheme is to provide Indian exporters certain incentives such as tax benefits, and thereby enhance India’s export competitiveness in certain specified markets, including, but not limited to Argentina, Austria, Bulgaria, Cambodia, Chile, and New Zealand (“specified markets”). The GoI may further reduce export incentives in the future, which would adversely affect our results of operations.

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

India export duties

The GoI levies duty on the export from India of certain products mentioned under the second schedule of the Customs Tariff Act 1975, including iron ore and concentrates, at a specified rate (ad valorem on the free on board value of exports). The GoI levied export duty on iron ore fines and lumps at a rate of 20.0% on FOB value and further increased to 30.0% with effect from December 31, 2011 to April 29, 2015. Effective from April 30, 2015, the export duty on iron ore fines with Fe content less than 58.0% is 10.0% and equal to or more than 58.0% Fe, duty rate is 30.0% and for iron ore lumps it is 30.0%. Effective from March 1, 2016, the export duty on iron ore fines and lumps with Fe content less than 58.0% is nil and equal to or more than 58.0% Fe, duty rate is 30.0%.

Taxes, royalties and cess payments

Income tax on Indian companies during fiscal year 2017 was charged at a statutory rate of 30.0% plus a surcharge of 12.0% on the tax and has an additional charge of 3.0% on the tax including surcharge, which results in an effective statutory tax rate of 34.6%. The education and secondary higher education cess has been replaced in Finance Act 2018 with health and education cess at a rate of 4.0% effective from April 1, 2018. Non-resident companies were charged at a statutory rate of 40.0% plus a surcharge of 5.0% on the tax and has an additional charge of 3.0% on the tax including surcharge, which results in an effective statutory tax rate of 43.3% during fiscal year 2018.

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

The tax rates imposed on us in respect of dividends paid in prior periods have varied. According to the Finance Act, 2014, dividend distribution tax is to be levied on gross distributable surplus amount instead of amount paid net of taxes. This has resulted in an increase in the dividend distribution tax to more than 20.0% from 16.995% in the earlier year. Further, the Finance Act 2015 has increased the surcharge from 10.0% to 12.0%, which results in effective tax rate of 20.35% with effect from fiscal year 2016. The Finance Act, 2018 increased the rate of cess from 3.0% to 4.0% which will result in an effective dividend distribution tax rate of 20.6% from April 1, 2018. This tax is payable by the company declaring distributing or paying the dividends. Dividends from our Indian subsidiaries to us are also subject to this tax, though we do not pay income tax upon the receipt of any such dividends. The Income Tax Act provides that if a company receives a dividend from any of its Indian subsidiaries during the year and such subsidiary has paid a tax on its dividends, then the dividend distributed by the parent company to the extent of dividend received from the Indian subsidiary shall not be subject to dividend tax.

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

Service Provider – we paid service tax as a service provider at a rate of 12.4% to 14.5% under the following categories:

•	Business support services;

•	Oil transfer services;

•	Port services; and

•	Management consultant services.

Service Recipient – we paid service tax as a service recipient under following categories:

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

We paid an excise duty of 12.5% with effect from March 1, 2015 until July 1, 2017 (for the period from March 17, 2012 to February 28, 2015, the excise duty was 12.0% and an additional charge of 3.0% on the excise duty based on all of our domestic production intended for domestic sale up to February 28, 2015). We charged the excise duty and additional charge to our domestic customers. We paid excise duty on metallurgical coke at the rate of 6.0% and on pig iron of 12.5%. HZL paid excise duty on silver at the rate of 8.5% effective from March 1, 2016 (8.0% prior to that) and an additional charge of 3.0% on the excise duty has been eliminated with effect from March 1, 2015. Goods procured for the purposes of “Petroleum Operations” and which were exempt from customs duty were also exempt from excise duty under notification 12 /2012-Central Excise dated March 17, 2012, Sr. No 336 provided conditions as provided have been satisfied, all goods supplied under international competitive bidding and were exempt from customs duty.

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

Percentage of F.O.B Value of exports	Integrated Goods and Service Tax rate from July 1, 2017
Copper	18.0%
Copper concentrate	5.0%
Zinc	18.0%
Lead	18.0%
Silver	3.0%
Aluminium	18.0%
Iron ore	5.0%
Steel	18.0%

We are also subject to government royalties. We pay royalties to the state governments of Chhattisgarh, Rajasthan, Goa and Karnataka in India based on extraction of bauxite, lead-zinc and iron ore. The most significant of these is the royalty that HZL is required to pay to the state government of Rajasthan, where all of HZL’s mines are located at a rate of 10.0% with effect from September 1, 2014 (the rate was 8.4% from August 13, 2009 to August 31, 2014), of the zinc LME price payable on the zinc metal contained in the concentrate produced, 14.5% (the rate was 12.7% from August 13, 2009 to August 31, 2014) of the lead LME price payable on the lead metal contained in the concentrate produced and at a rate of 7.0% of silver LME price chargeable on silver-metal produced. In addition, a further amount of royalty effective from January 12, 2015, for DMF at 30.0% of base royalty and NMET at 2.0% of base royalty, has been notified. The royalties paid by BALCO on the extraction of bauxite are not material to our results of operations. The royalty payable for our iron ore business is at 15.0% of pit mouth value (PMV) declared by the Indian Bureau of Mines.

Royalty is also payable at Cairn to the state government of Rajasthan and Andhra Pradesh for the extraction of crude oil and natural gas. We also pay cess to the GoI. Generally in respect of oil and gas operations, royalty and cess payments are made by the joint operation partners in proportion to their participating interest and are cost recoverable.

For the Rajasthan block, entire royalty payments are made by ONGC at the rate of 20.0% of well-head value for crude oil and 10.0% of well-head value for natural gas and are cost recoverable. Until February 2016, cess is paid at the rate of ₹ 4,500 per mt for crude oil; pursuant to amendments in the Finance Act 2016, cess is paid at the rate of 20.0% ad-valorem from March 2016 onwards. National Calamity Contingent Duty (NCCD) is paid at the rate of ₹ 50 per mt. Sales tax payments are made at the rate of 2.0% (central sales tax) on sale of both crude oil and at the rate of 2.0% (central sales tax) and 5.5% (value added tax) on natural gas.

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

The location based exemption

In order to boost industrial and economic development in undeveloped regions, provided certain conditions are met, profits of newly established undertakings located in certain areas in India may benefit from a tax holiday. Such a tax holiday works to exempt 100.0% of the profits for the first five years from the commencement of the tax holiday, and 30.0% of profits for the subsequent five years. This deduction is available only for units established up to March 31, 2012. However, such undertaking would continue to be subject to the Minimum Alternative tax (‘MAT’). The Group has such types of undertakings at Haridwar and Pantnagar, which are part of HZL. In the current year, Pantnagar unit is eligible for deduction at 30.0% of taxable profits.

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

Sectoral benefit – Oil and gas

Provided certain conditions are met, profits of newly constructed industrial undertakings engaged in the oil and gas sector may benefit from a deduction of 100.0% of the profits of the undertaking for a period of seven consecutive years. This deduction is only available to blocks licensed prior to March 31, 2011. However, such businesses would continue to be subject to the MAT provisions. In the Group, Cairn India Limited (now Vedanta Limited - oil and gas business) and Cairn Energy Hydrocarbons Limited benefited from such deductions till March 31, 2016.

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

Exchange Rates

We sell commodities that are typically priced by reference to US dollar prices. However, a majority of our direct costs in our zinc, iron ore, aluminium and power businesses and our smelting and refining costs in our copper business are incurred in Indian Rupees and to a much lesser extent in Australian dollars, South African Rand and Namibian dollar. Also, all costs with respect to imported material for all our businesses are generally incurred in US dollars. As a result, an increase in the value of the US dollar compared to the Indian Rupee, and to a lesser extent the Australian dollar, South African Rand and Namibian dollar, is generally beneficial to our results of operations, except to the extent that the increase results in increased costs of copper concentrate, alumina and other imported materials for our businesses. A decrease in the value of the US dollar relative to the Indian Rupee, Australian dollar, South African Rand and Namibian dollar has the opposite effect on our results of operations. For more information on the fluctuations in the value of the Indian Rupee against the US dollar.

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

See “Note 3 (c): Critical accounting estimates and judgments” of Notes to the Consolidated Financial Statements for a detailed discussion on the critical accounting estimates

Results of Operations

Overview

Consolidated Statement of Profit or Loss

The following table is derived from our selected consolidated financial data and sets forth our historical operating results as a percentage of revenue for the periods indicated:

	For the year Ended March 31,
	2017	2018	2019
	(in percentages)
Consolidated Statement of Profit or Loss:
Revenue	100.0%	100.0%	100.0%
Cost of sales	(75.7%)	(72.7%)	(80.1%)

Gross profit	24.3%	27.3%	19.9%
Other operating income	1.1%	1.0%	1.7%
Distribution expenses	(2.3%)	(1.7%)	(1.9%)
Administration expenses	(2.7%)	(2.6%)	(3.8%)

Operating profit	20.4%	24.0%	16.0%
Investment and other income	6.4%	3.4%	3.5%
Finance and other costs	(7.7%)	(14.9%)	(6.5%)

Profit/(loss) before taxes	19.1%	12.5%	13.0%
Income tax expense	(5.3%)	(7.3%)	(4.6%)
Profit/(loss) for the year	13.8%	5.2%	8.4%
Profit attributable to:
Equity holders of the parent	7.7%	1.5%	5.5%
Non-controlling interest	6.1%	3.7%	2.9%

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

	2017		2018		2019
Region	(₹ in million)	% of revenue	(₹ in million)	% of revenue	(₹ in million)	(US dollars in million)	% of revenue
India	440,097	61.6%	525,562	57.8%	591,599	8,554	65.1%
China	61,020	8.5%	83,871	9.2%	37,868	548	4.2%
UAE	48,054	6.7%	34,567	3.8%	10,150	147	1.1%
Malaysia	28,647	4.0%	53,092	5.8%	48,657	704	5.4%
Others(1)	136,826	19.1%	212,457	23.4%	220,738	3,191	24.3%

Total	714,644	100.0%	909,549	100.0%	909,012	13,144	100.0%

(1)

Other markets primarily include Indonesia, Italy, Mexico, Netherlands, Norway, Oman, Qatar, South Korea, Spain, Singapore, Saudi Arabia, Switzerland, South Africa, Sweden, Taiwan, Turkey, UK, UAE, and USA.

Customer Concentration

The following table sets forth for the periods indicated:

•	the percentage of our revenue accounted for by our 10 largest customers on a consolidated basis; and

•	for each of our segments, the percentage of the revenue of such business accounted for by the 10 largest customers of such business

Particulars	Year Ended March 31,
	2017	2018		2019
	(In percentage)
Consolidated	30.3%	28.0%		34.7%
Zinc – India	37.4%	35.5%		30.6%
Zinc – International	95.9%	87.3%		77.8%
Oil and Gas	100.0%	99.1%		98.4%
Iron Ore	40.1%	44.0	%(1)	42.7%
Copper	46.0%	57.8%		45.5%
Aluminium	45.7%	50.1%		48.8%
Power	99.1%	94.1%		99.6%
Steel	0.0%	0.0%		32.8%

One of the customer accounted for more than 10.0% of iron ore business revenue in fiscal year 2019. No single customer accounted for 10.0% or more of our revenue on a consolidated basis in any of the years for the other businesses.

Comparison of years ended March 31, 2018 and March 31, 2019

Revenue and Operating Profit

Consolidated

Revenue decreased from ₹ 909,549 million in fiscal year 2018 to ₹ 909,012 million ($ 13,144 million) in fiscal year 2019, a decrease of ₹ 537 million. Revenue decreased in fiscal year 2019 mainly due to shutdown of Tuticorin smelter, lower volume at Zinc and Iron ore businesses and lower metal prices. This was partially offset by volume additions from ESL, ramp-up of volume at aluminium business and improved oil prices.

Operating profit decreased from ₹ 217,822 million in fiscal year 2018 to ₹ 145,216 million ($ 2,099 million) in fiscal year 2019, a decrease of ₹ 72,606 million or 33.3%.

The decrease in operating profit in fiscal year 2019 was primarily due to decrease in revenue as started above, input commodity inflation and higher cost of production at Zinc businesses and

a)

higher depreciation charge during the fiscal year 2019 due to change in reserves estimates and reversal of previously recorded impairment at Oil and Gas business in Q4 FY2018, higher charge due to higher ore production at Zinc businesses and capitalisation of costs at Gamsberg, and acquisition of ESL.

b)

Exceptional gains for fiscal year 2019 was at ₹ 3,200 million mainly due reversal of previously recorded impairment of ₹ 2,610 million in the KG ONN block of the Oil and Gas business and reversal of a ₹ 590 million charge relating to arbitration of a historical SSNP claim pursuant to the Supreme Court order in Aluminium business.

Contributing factors to our consolidated operating profit were as follows:

•

Cost of sales increased from ₹ 661,617 million in fiscal year 2018 to ₹ 727,832 million ($ 10,524 million) in fiscal year 2019, an increase of ₹ 66,215 million, or 10.0%. The increase is primarily due to increase in production volume at Aluminium, volume addition from ESL, higher cost of production at zinc business, inflation in commodity prices of alumina, coke, coal and other major consumables. The Company deployed several measures to optimize cost spends including clean-sheet-costing for negotiations, alternate materials, new sources of supply, improving efficiencies in logistics and quality control.

•

Other operating income increased from ₹ 9,544 million in fiscal year 2018 to ₹ 15,468 million ($ 224 million) in fiscal year 2019, an increase of ₹ 5,924 million. The increase was primarily due to additions from ESL, write back of liability pursuant to settlement agreement with a contractor at BALCO, higher export incentives in Aluminum business, one time write back of royalty and related service tax at Iron ore business.

•

Distribution expenses increased from ₹ 15,553 million in fiscal year 2018 to ₹ 17,069 million ($ 247 million) in fiscal year 2019, an increase of ₹ 1,516 million or 9.7%. As a result, distribution expense as a percentage of revenue increased from 1.7% in fiscal year 2018 to 1.9% in fiscal year 2019.The increase was primarily due to increase in sales volume at Aluminum business and volume additions from ESL acquisition and increase in oil prices which was partially offset by decrease in port to destination expense due to lower export sales at Zinc India business and decrease in sales volume on account of Shutdown of Tuticorin smelters and closure of iron ore mines at Goa.

•

Administration expenses increased from ₹ 24,101 million in fiscal year 2018 to ₹ 34,363 million ($ 498 million) in fiscal year 2019, an increase of ₹ 10,262 million, or 42.6%. The increase was primarily due to addition to administration expense post acquisition of ESL and ASI, contribution to Vedanta Medical Research Foundation, higher administration expense at Aluminum and Zinc business due to increase in CSR, exploration and consultancy expense, one time cess reversal in oil and gas during fiscal year 2018 etc. which was partially offset by decrease in expense on account of shutdown of Tuticorin smelters and closure of iron ore mines at Goa.

As a percentage of revenue, administration expenses are higher at 3.8% in fiscal year 2019 compared to 2.6% in fiscal year 2018.

Zinc India

Revenue in the Zinc India segment decreased from ₹ 216,136 million in fiscal year 2018 to ₹ 206,562 million ($ 2,988 million) in fiscal year 2019, a decrease of ₹ 9,574 million, or 4.4%. This decrease was primarily driven by lower metal prices and zinc volume which was partially offset by higher lead and silver volumes and rupee depreciation. The share of mined metal production from underground mines increased to 100.0%. Rampura Agucha mine achieved 57.0%, Zawar mine 40.0% and RD Mine 20.0% and Sindesar Khurd 15.0% higher production in fiscal year 2019 along with better silver grades. Consequently, our silver production has also benefitted from higher volumes from this mine and recorded integrated production of 21.8 million ounces, with 22.0% increase year-on-year. Specifically:

•

Zinc ingot production decreased from 791,461 tons in fiscal year 2018 to 696,283 tons in fiscal year 2019, a decrease of 12.0%. This decrease was primarily due to lower zinc mined metal availability during the year as underground mines ramped up to make up for the closure of open - cast operation and the higher lead ratio in ore. Zinc ingot sale also decreased in line with the lower production from 792,691 tons in fiscal year 2018 to 694,141 tons in fiscal year 2019, a decrease of 12.4%.

•

Zinc ingot sales in the domestic market declined marginally from 514,511 tons in fiscal year 2018 to 512,893 tons in fiscal year 2019. Our domestic sales as a percentage of total sales increased from 65.0% in fiscal year 2018 to 74.0% in fiscal year 2019. We endeavor to sell large quantities of our products domestically, where we receive an Indian market premium. Our export sales declined from 278,180 tons of zinc in fiscal year 2018 to 181,248 tons of zinc in fiscal year 2019, a decrease of 35.0%.

•	The daily average zinc cash settlement price on the LME decreased from $ 3,057 per ton in fiscal year 2018 to $ 2,743 per ton in fiscal year 2019, a decrease of 10.3%.

•

Lead ingot production increased from 168,247 tons in fiscal year 2018 to 197,838 tons in fiscal year 2019, an increase of 17.6% in line with higher availability of lead mined metal mined metal, higher lead content in ore and retrofitting of pyro smelter to produce more lead. Lead ingot sales increased from 168,766 tons in fiscal year 2018 to 197,661 tons in fiscal year 2019, an increase of 17.1%, is in line of increased production.

•	The daily average lead cash settlement price on the LME decreased from $ 2,379 per ton in fiscal year 2018 to $ 2,121 per ton in fiscal year 2019, a decrease of 10.8%

•

Silver ingot production increased from 557,517 kilograms in fiscal year 2018 to 679,183 kilograms in fiscal year 2019, an increase of 21.8% on account of higher sliver grade and lead higher production from Sindesar Khurd mine. Sale of silver ingots increased from 557,539 kilograms in fiscal year 2018 to 676,173 kilograms in fiscal year 2019, an increase of 21.3% in line with silver production.

•	The daily average silver London Bullion Market Association prices decreased from $ 16.9 per ounce in fiscal year 2018 to $ 15.4 per ounce in fiscal year 2019, a decrease of 8.9%.

Operating profit in the Zinc India segment decreased from ₹ 109,980 million in fiscal year 2018 to ₹ 87,227 million ($ 1,262 million) in fiscal year 2019, a decrease of ₹ 22,753 million, or 20.7%, whereas operating margin also decreased from 50.9% in fiscal year 2018 to 42.2% in fiscal year 2019. Operating profit was negatively affected higher costs of production majorly driven by input commodity inflation, lower zinc volumes and lower metal prices. However, these were marginally offset by rupee depreciation and higher lead metal and silver volume.

An increase in depreciation by ₹ 3,757 million in fiscal year 2019 as compared to fiscal year 2018 due to higher ore production during the current fiscal year partially offset the impact of operating profit margins.

Zinc International

Revenue from external customers in the Zinc International segment decreased from ₹ 34,458 million in fiscal year 2018 to ₹ 27,383 million ($ 396 million) in fiscal year 2019, a decrease of ₹ 7,075 million or 20.5%. The decrease in revenue was primarily due to lower sales volume and lower commodity prices of zinc and lead. Specifically:

•

Production of refined zinc metal at Skorpion registered decrease from 84,215 tons in fiscal year 2018 to 65,948 tons in fiscal year 2019, a decrease of 18,267 tons or 21.7%. This was primarily due to the planned shutdown of the acid plant during Q1 Fiscal year 2019 and lower than planned zinc grades. Furthermore, the mining business partner’s employees embarked on an illegal strike from February 22 to March 6, 2019. The employees cited unresolved labor matters with their employer. The strike action lasted 14 days and had a severe negative impact on mining activities and the lead time to re-establish mining operations. This resulted in the depletion of run of mine ore inventory, with the consequent effect of a temporary closure of the refinery while re-establishing mining buffers. The operations restarted in second half of April, 2019.

•

Production of zinc metal in concentrate from the BMM mines increased from 27,175 tons in fiscal year 2018 to 27,558 tons in fiscal year 2019, an increase of 383 tons or 1.0%. Production of lead metal in concentrate decreased from 45,113 tons to 37,354 tons, a decrease of 7,759 tons or 17.2%. This overall decrease in mined metal production was primarily due to lower grades and hence, lower recoveries.

•

Gamsberg operation was commissioned during the middle of FY2019 with trial production starting in November 2018, followed by the first shipment of concentrate in December 2018. Production of Zinc metal in concentrate from Gamsberg stood at 17,128 tons out of which trial run production is 9,619 tons.

•	The daily average zinc cash settlement price on the LME decreased from $ 3,057 per ton in fiscal year 2018 to $ 2,743 per ton in fiscal year 2019, a decrease of 10.3%.

•	The daily average lead cash settlement price on the LME decreased from $ 2,379 per ton in fiscal year 2018 to $ 2,121 per ton in fiscal year 2019, a decrease of 10.9%

Operating profit in the Zinc International segment decreased from ₹ 12,321 million in fiscal year 2018 to ₹ 2,675 million ($ 39 million) in fiscal year 2019, an decrease of ₹ 9,646 million or 78.3%, largely on account of lower sales volume and lower metal prices in addition to higher cost of production primarily driven by higher amortization of stripping cost of Pit 112, higher TCRCs and annual inflation partially offset by local currency depreciation, Sulphur efficiencies, lower oxide consumption at Skorpion Zinc and higher copper credit at BMM. Operating margin decreased from 35.8% in fiscal year 2018 to 9.8% in fiscal year 2019.

Oil and Gas Business

Revenue from external customers in the oil and gas segment increased from ₹ 95,359 million in fiscal year 2018 to ₹ 132,228 million ($ 1912 million) in fiscal year 2019, an increase of ₹ 36,869 million or 38.7%. The increase in revenue was primarily contributed by higher Brent price realization and currency depreciation which was marginally offset by decrease in Entitlement Interest (EI) sale. Specifically:

•	The daily average Brent oil price realization increased from $ 50.7 per boe, in fiscal year 2018 to $ 66.1 per boe, in fiscal year 2019, an increase of 30.4%.

•	Entitlement interest sales decreased from 80,263 boepd in fiscal year 2018 to 79,049 boepd in fiscal year 2019, a decrease of 1,214 boepd or 1.5%.

Operating profit in the oil and gas segment decreased from ₹ 118,047 million in fiscal year 2018 to ₹ 36,467 million ($ 527 million) in fiscal year 2019, a decrease of ₹ 81,580 million or 69.1%. The decrease in operating profit was primarily due to non-cash impairment reversal of ₹ 93,278 million ($ 1,433 million) was recognized in fiscal year 2018 partially offset by revenue increase by ₹ 36,869 million ($ 533 million) on account of increase in Brent price realization.

Iron Ore

Revenue from external customers decreased from ₹ 31,035 million in fiscal year 2018 to ₹ 29,033 million ($ 420 million) in fiscal year 2019, a decrease of ₹ 2002 million, or 6.4%. The decrease was primarily due to lower sales volume at Iron Ore Mines in Goa due to halt of mining operations partially offset by increase in sales volume at Karnataka, pig iron volume and its prices during the year. Specifically:

•

Saleable iron ore production decreased from 7.1 million tons in fiscal year 2018 to 4.4 million tons in fiscal year 2019, a decrease of 2.7 million tons was primarily due to ban of mining operation in Goa.The Supreme Court through its judgement dated February 7, 2018 have directed all companies in Goa to stop mining operations with effect from March 16, 2018. This was partially offset by higher production at Karnataka 4.1 million tons in line with the allocated Environmental clearance (“EC”) limits. The Supreme Court had increased the mining cap in Karnataka from 30 to 35 million ton and accordingly our mining cap limit had been increased from 2.3 to 4.5 million ton in May 2018.

•

The production of pig iron was higher by 6.0% from 645,823 tons in fiscal year 2018 to 685,659 tons in the fiscal year 2019 and the production of metallurgical coke was 442,785 tons in fiscal year 2018 to 476,710 tons in fiscal year 2019, an increase by 8.0%. During the year, production of pig iron was higher by 6.0% due to lower metallurgical coke availability because of weather related supply disruptions in Australia in Q1 FY 2018 and a local contractor’s strike in Q2 FY 2018.

Operating loss in the iron ore segment decreased from ₹ 49,922 million in fiscal year 2018 to operating profit of ₹ 3,866 million ($ 56 million) in fiscal year 2019, a decrease of ₹ 53,788 million. The decrease is primarily due to non- cash impairment charge of ₹ 48,599 million ($ 746 million) was recognized in fiscal year 2018 pursuant to the judgement passed by Supreme Court of India on February 7, 2018 directing all mining operations in the state of Goa were to cease with effect from March 16, 2018 which is partially offset by higher volume at Karnataka in fiscal year 2019 due to increase in allocated mining cap limit.

Steel

Revenue from external customer is ₹ 41,955 million ($607 million) in fiscal year 2019. We acquired 90.0% stake in ESL through VSL on June 4, 2018. Fiscal year 2019 has been a path breaking year for ESL with highest ever production and EBITDA margin. Specifically:

•

Pig iron production decreased from 179,464 tons in fiscal year 2018 to 141,549 tons in fiscal year 2019, a decrease of 37,915 tons or 21.1%. The decrease was mainly due to higher production of billet. The sale of pig iron decreased from 141,686 tons in fiscal year 2019 as compared to 185,139 tons in fiscal year 2018, a decrease of 43,453 tons or 31.0%. The decrease in sale was in line with production.

•

Billet production has also reduced from 50,273 tons in fiscal year 2018 to 39,478 tons in fiscal year 2019, a decrease by 10,795 tons or 21.5%. This reduction was due to higher focus on production of value added products i.e.TMT bar, Wire Rod and DI pipe. The sale of billet decreased from 31,831 tons in fiscal year 2019 as compared to 42,828 tons in fiscal year 2018, a decrease by 10,997 tons or 35.0%. The decrease in sale was in line of production.

•

TMT production depicted an increase from 300,384 tons in fiscal year 2018 to 441,251 tons in fiscal year 2019. TMT recorded an increase by 140,867 tons or 47.0%. The increase was majorly due to higher billet availability and restarting of 350 cubic meter blast furnace from August 2018 onwards. The sale of TMT increased from 310,261 tons in fiscal year 2019 as compared to 442,144 tons in fiscal year 2019, an increase by 131,883 tons or 42.5%. The increase was in line of increased production and continued focus on value added products.

•

Wire rod production depicted an increase from 365,460 tons in fiscal year 2018 to 426,873 tons respectively in fiscal year 2019, an increase by 61,413 tons or 16.8%. The increase was majorly due to higher billet availability and restarting of 350 cubic meter blast furnace from August 2018 onwards. Wire rod sale increased from 359,956 tons in fiscal year 2018 to 421,188 tons in fiscal year 2019, an increase by 61,232 tons or 17.0%.The increase was in line of increased production and continued focus on value added products.

•

The production of DI pipe grew by 15.0% from 129,887 ton in fiscal year 2018 to 149,946 ton in fiscal year 2019. The sale of DI pipe increased from 129,887 ton in fiscal year 2018 to 149,946 ton in fiscal year 2019.

Operating profit from steel segment is ₹ 5,965 million ($86 million) in fiscal year 2019, Prudent cost management and improvisation of key matrices played a pivotal role for this turnaround story.

Average net sales realization increased from Rs. 32,850 per ton in fiscal year 2018 to Rs.40,000 per ton in fiscal year 2019. Steel prices witnessed a downfall in last quarter of fiscal year 2019 due to lower steel demand driven by liquidity crunch in the market. However, despite fall of prices in steel market, ESL’s pricing remained competitive in Indian market as a primary producer of steel.

Copper

Revenue from external customers decreased from ₹ 246,766 million in fiscal year 2018 to ₹ 107,390 million ($ 1,553 million) in fiscal year 2019, a decrease of ₹ 139,376 million, or 56.50%. The decrease was primarily due to shutdown of Tuticorin copper smelter. Specifically:

•

Copper cathode production decreased from 403,168 tons in fiscal year 2018 to 89,517 tons in fiscal year 2019, a decrease by 77.8%. The production was lower due to closure of Tuticorin smelter since April 2018. Copper cathode sales decreased from 200,236 tons in fiscal year 2018 to 6,119 tons in fiscal year 2019, a decrease by 97.0%. The decrease in sale was in line with production.

•

Production of copper rods decreased from 202,539 tons in fiscal year 2018 to 111,917 tons in fiscal year 2019, a decrease of 44.8%. Copper rod sales decreased from 202,676 tons in fiscal year 2018 to 111,505 tons in fiscal year 2019, a decrease of 45.0% in line with the decrease in production.

•

Sales of copper in the Indian market decreased from 201,862 tons in fiscal year 2018 to 112,826 tons in fiscal year 2019, a decrease of 44.0% and our exports decreased from 201,080 tons in fiscal year 2018 to 4,798 tons in fiscal year 2019, a decrease by 97.6%. Our domestic sales as a percentage of total sales increased from 50.1% in fiscal year 2018 to 96.0% in fiscal year 2019.

•	Daily average copper cash settlement price on the LME decreased from $ 6,451 per ton in fiscal year 2018 to $ 6,337 per ton in fiscal year 2019, an increase of 1.8%

Operating profit in the copper segment decreased from ₹ 8,771 million in fiscal year 2018 to operating loss of ₹ 3,786 million ($ 55 million) in fiscal year 2019, a decrease of ₹ 12,557 million. The decrease in operating profit was primarily due to the shutdown of the Tuticorin smelter.

Aluminium

Revenue from external customers in the aluminium segment increased from ₹ 228,182 million in fiscal year 2018 to ₹ 292,080 million ($ 4,224 million) in fiscal year 2019, an increase of ₹ 63,898 million, or 28.0%. This increase was primarily due to stabilization of volumes at Jharsuguda from the pots ramp ups done during the year. Specifically:

•

Aluminium production increased from 1,675,085 tons in fiscal year 2018 to 1,959,015 tons in fiscal year 2019, an increase of 17.0%. Production of value-added products decreased from 43.1% in fiscal year 2018 to 41.8 % in fiscal year 2019.

•	Aluminium sales increased from 1,672,424 tons in fiscal year 2018 to 1,915,557 tons in fiscal year 2019, an increase of 14.5%. This in line with production volume increase.

•

Sales of aluminium ingots increased from 904,800 tons in fiscal year 2018 to 1,105,350 tons in fiscal year 2019, an increase of 22.0%. This includes Primary Foundry Alloys (PFA) and Alloy Ingot volumes of 14,389 tons in fiscal year 2018 and 42,279 tons in fiscal year 2019 as both Jharsuguda and BALCO smelters added PFA capacities.

•	Wire rod sales decreased by 3.6% from 380,878 tons in fiscal year 2018 to 367,252 tons in fiscal year 2019

•	Rolled product sales fell from 26,606 tons in fiscal year 2018 to 25,867 tons in fiscal year 2019, a decrease by 2.8%

•	Billets sale increased from 315,883 tons in fiscal year 2018 to 372,950 tons in fiscal year 2019, an increase by 18.0%

•	Slabs was introduced as a product in fiscal year 2019 clocking a sales volume of 10,214 tons

•	Hot metal sales during fiscal year 2019 were 33,924 tons, down by 23.3% from 44,257 tons in fiscal year 2018

•

Aluminium sales in the domestic market decreased from 673,920 tons in fiscal year 2018 to 616,513 tons in fiscal year 2019, down by 8.5%. Our aluminium exports increased from 998,503 tons in fiscal year 2018 to 1,299,044 tons in fiscal year 2019, an increase of 30.0%.

•	The daily average aluminium cash settlement price on the LME decreased from $ 2,046 per ton in fiscal year 2018 to $ 2,035 per ton in fiscal year 2019, were flat year-on-year.

Operating profit in the aluminium segment decreased from ₹ 7,069 million in fiscal year 2018 to ₹ 5,481 million ($79 million) in fiscal year 2019, a decrease of ₹ 1,588 million or 22.5%.The decrease in operating profit was primarily due to higher input commodity inflation (primarily imported alumina and carbon), higher power cost due to disruptions in domestic coal supply from Coal India resulting procurement of coal and power from alternate sources at higher prices partially offset by higher production volume and rupee depreciation.

Power

Revenue from external customers in the power segment increased from ₹ 55,012 million in fiscal year 2018 to ₹ 64,559 million ($ 934 million) in fiscal year 2019, an increase of ₹ 9,547 million or 17.4%. Power sales increased from 11,041 million units in fiscal year 2018 to 13,515 million units in fiscal year 2019, an increase of 22.4%. This was primarily due to higher power sale from TSPL and Balco power plant as compared to fiscal year 2018 wherein fire incident at TSPL resulting plant shutdown for 65 days in first quarter and Balco power plant due to disruptions in domestic coal supply which is partially offset by lower power sales from Jharsuguda. Malco power plant is under care and maintenance since May 26, 2017 due to low demand in southern India.

•

Talwandi Sabo power plant, operated at record 88.0% plant availability in fiscal year 2019. It supplied 9,858 million units of power compare to 7,915 million units of power in fiscal year 2018 to the Punjab State Power Corporation Ltd. (PSPCL) in fiscal year 2019. TSPL’s PPA with PSEB compensates it based on the availability of the plant.

•	The Jharsuguda 600 MW power plant operated at a lower Plant Load Factor (PLF) of 15.0% during fiscal year 2019, 25.0% in fiscal year 2018, due to disruptions in domestic coal supply.

•

At BALCO, the 600 MW IPP unit of the 1200MW power plant operated at PLF of 53.0% in fiscal year 2019, 44.0% in fiscal year 2018.We have received an order dated January 1, 2019 from CSERC for the conversion of 300MW capacity from an Independent power plant (IPP) to a Captive power plant (CPP).

•

The average power realization increased from ₹ 2.9 per unit in fiscal year 2018 to ₹ 3.4 per unit in fiscal year 2019, a marginal increase of 17.2% (excluding power from TSPL 1980 MW power plant). The increase in power realization is due to better realization at Balco 600 MW IPP out of which 300 MW is converted into CPP with effect from January 1, 2019

•	Cost of generation at the power business (excluding power from the TSPL 1980 MW power plant) increased from ₹ 2.3 per unit in fiscal year 2018 to ₹ 2.9 in fiscal year 2019, an increase of 24.0%.

•

The average power realization at Talwandi Sabo power plant increased from ₹ 3.5 per unit in fiscal year 2018 to ₹ 4.1 per unit and cost of generation increased from ₹ 2.5 per unit in fiscal year 2018 to ₹ 3.1 in fiscal year 2019, an increase of 21.0% due to increased coal prices during the year.

Operating profit in the power segment decreased from ₹ 11,877 million in fiscal year 2018 to ₹ 9,306 million ($ 135 million) in fiscal year 2019, a decrease of ₹ 2,571 million or 21.7%, primarily due to increase in cost of production due to higher coal prices, one off revenue recognition of ₹ 315 million ($ 5 million) at Jharsuguda IPP during fiscal year 2018 and higher depreciation charge by ₹ 1,196 million ($ 17 million). Operating margin decreased from 21.6% in fiscal year 2018 to 14.4 % in fiscal year 2019.

Other

Operating loss in our other business segments marginally decreased from ₹ 139 million in fiscal year 2018 to ₹ 138 million ($ 1 million) in fiscal year 2019.

Investment and Other income

Investment and other income increased from ₹ 31,361 million in fiscal year 2018 to ₹ 31,540 million ($ 456 million) in fiscal year 2019, an increase of ₹ 179 million or 0.6%, mainly due to mark to market gain on a treasury investment made by Vedanta Limited’s overseas subsidiary through purchase of economic interest in a structured investment in Anglo American Plc from its ultimate parent, Volcan Investment Limited, partially offset by lower investment corpus.

Finance costs

Finance costs decreased from ₹ 135,473 million in fiscal year 2018 to ₹ 59,026 million ($ 853 million) by ₹ 76,447 million or 56.4% in fiscal year 2019.

This decrease is mainly due to reclassification of foreign currency translation reserve of ₹ 81,315 million ($ 1,248 million) relating to subsidiary investment companies under liquidation done in fiscal year 2018 and higher capitalization of borrowing cost and repayment of preference shares which is partially offset by increase in gross borrowing due to ESL acquisition, temporary borrowing at Zinc India and higher average borrowing cost in line with market trends.

The proportion of Indian Rupee borrowings is 92.0% and USD borrowing is 8.0% in fiscal year 2019 in comparison to 7.0% in fiscal year 2018.

Tax expense

Tax expense decreased from ₹ 66,426 million in fiscal year 2018 to ₹ 41,501 million ($ 600 million) in fiscal year 2019. Our effective income tax rate, calculated as tax expense divided by our profit or loss before taxes, was 58.4% in fiscal year 2018 as compared to 35.3% in fiscal year 2019. The effective tax rate has decreased by 23.2% which is driven by change in profit mix and dividend distribution tax on dividends declared by subsidiaries

Non-controlling interest

On account of above-mentioned factors, profit for the year increased from ₹ 47,284 million in fiscal year 2018 to ₹ 76,229 million ($ 1,102 million) in fiscal year 2019, an increase of ₹ 28,945 million or 61.2%.

Profit attributable to non-controlling interest decreased from ₹ 33,204 million in fiscal year 2018 to ₹ 26,454 million ($ 382 million) in fiscal year 2019, a decrease of ₹ 6,750 million or 20.3%. Non-controlling interest as a percentage of profit or loss decreased from 70.2% in fiscal year 2018 to 34.7% in fiscal year 2019.

Comparison of years ended March 31, 2017 and March 31, 2018

Revenue and Operating Profit

Consolidated

Revenue increased from ₹ 714,644 million in fiscal year 2017 to ₹ 909,549 million in fiscal year 2018, an increase of ₹ 194,905 million, or 27.3%. Revenue increased in fiscal year 2018 primarily due to the ramp up of capacities at our aluminium operations, higher volume at Zinc India and improved commodity prices partially offset by currency appreciation.

Operating profit increased from ₹ 146,071 million in fiscal year 2017 to ₹ 217,822 million in fiscal year 2018, an increase of ₹ 71,750 million or 49%. The increase in operating profit in fiscal year 2018 was primarily due to increase in revenue and reversal of previously recorded non-cash impairment of ₹ 93,278 million ($ 1,433 million) of oil and gas assets in fiscal year 2018 following the progress on our key growth projects. This increase was partly offset by impairment charge at our Iron ore business of ₹ 48,599 million ($ 746 million) as a result of a judgement of the Supreme Court of India cancelling all mining lease at Goa with effect from March 16, 2018. The improvement in operating profit excluding non-cash impairment was primarily due to the volume ramp up at our aluminium business, higher volume at Zinc India and cost efficiencies achieved across our businesses and improved commodity prices.

Contributing factors to our consolidated operating profit were as follows:

•

Cost of sales increased from ₹ 540,662 million in fiscal year 2017 to ₹ 661,617 million in fiscal year 2018, an increase of ₹ 120,955 million, or 22.4%. The increase is primarily due to increase in production volume at Aluminium and Zinc India business, inflation in commodity prices of alumina, coke, coal and other major consumables, increase in royalty in line with increase in commodity prices. The Company deployed several measures to optimize cost spends including clean-sheet-costing for negotiations, alternate materials, new sources of supply, improving efficiencies in logistics and quality control.

•	Other operating income increased from ₹ 7,749 million in fiscal year 2017 to ₹ 9,544 million in fiscal year 2018, an increase of ₹ 1,795 million, or 23.2%.

•

Distribution expenses decreased from ₹ 16,361 million in fiscal year 2017 to ₹ 15,553 million in fiscal year 2018, a decrease of ₹ 808 million, or 4.9%. As a result, distribution expense as a percentage of revenue decreased from 2.3% in fiscal year 2017 to 1.7% in fiscal year 2018. The decrease is primarily due to lower sales in iron ore business and lower spend in copper business partly offset by increase in expense in Aluminium and Zinc India business due to increase in volume.

•

Administration expenses increased from ₹ 19,299 million in fiscal year 2017 to ₹ 24,101 million in fiscal year 2018, an increase of ₹ 4,802 million, or 24.9% primarily due to contribution to Vedanta Medical Research Foundation and increase in insurance expense at aluminium business. As a percentage of revenue, administration expenses are marginally lower at 2.6% in fiscal year 2018 compared to 2.7% in fiscal year 2017.

Zinc India

Revenue in the Zinc India segment increased from ₹ 168,488 million in fiscal year 2017 to ₹ 216,136 million in fiscal year 2018, an increase of ₹ 47,648 million, or 28.3%. This increase was primarily driven by higher integrated metal and silver volume and higher commodity prices of zinc, lead, silver partially offset by currency appreciation. The share of mined metal production from underground mines increased to 76%. Sindesar Khurd outperformed and achieved the target of 5.0 million tons of production in fiscal year 2018 ahead of plan. Consequently, our silver production has also benefitted from higher volumes from this mine and recorded integrated production of 17.9 ounces, with a 23.2% increase year-on-year. Specifically:

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

Operating profit in the Zinc India segment increased from ₹ 85,703 million in fiscal year 2017 to ₹ 109,980 million in fiscal year 2018, an increase of ₹ 24,277 million or 28.3%, whereas operating margin remains stable at 50.9% in fiscal year 2017 and fiscal year 2018. Operating profit was positively affected by higher metal volumes and higher zinc, lead and silver prices. However, these were marginally offset by higher costs of production majorly driven by input commodity inflation and Indian rupee appreciation. Operating profit is also positively impacted by ₹ 2,914 million ($ 45 million) in fiscal year 2018 related to reversal of provision of royalty (DMF) effective from January 12, 2015 in line with favorable judicial order by the Supreme Court of India on October 13, 2017.

An increase in depreciation by ₹ 5,003 million in fiscal year 2018 as compared to fiscal year 2017 partially offset the impact of operating profit margins.

Zinc International

Revenue from external customers in the Zinc International segment increased from ₹ 22,302 million in fiscal year 2017 to ₹ 34,458 million in fiscal year 2018, an increase of ₹ 12,156 million or 54.5%. The increase in revenue was primarily due to higher sales volume and higher commodity prices of zinc and lead. Specifically:

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

Operating profit in the Zinc International segment increased from ₹ 7,336 million in fiscal year 2017 to ₹ 12,321 million in fiscal year 2018, an increase of ₹ 4,985 million or 68.0%, largely on account of higher sales volume and higher prices of zinc and lead partly offset by higher cost of production primarily driven by higher stripping cost of Pit 112 due to early ore production at Skorpion, higher usage of purchased oxides and Sulphur at Skorpion, higher maintenance cost at BMM, lower than planned copper credits at BMM and unfavorable local currency appreciation, higher cost of production is partly offset by better energy cost and TcRc savings. Operating margin increased from 32.9% in fiscal year 2017 to 35.8% in fiscal year 2018.

Oil and Gas Business

Revenue from external customers in the oil and gas segment increased from ₹ 82,041 million in fiscal year 2017 to ₹ 95,359 million in fiscal year 2018, an increase of ₹ 13,318 million or 16.2%. The increase in revenue was primarily contributed by higher Brent price realization partially offset by currency appreciation. Specifically:

•	The daily average Brent oil price realization increased from $ 43.3 per boe, in fiscal year 2017 to $ 50.7 per boe, in fiscal year 2018, an increase of 17.1%.

•	Entitlement interest sales increased from 77,759 boepd in fiscal year 2017 to 80,263 boepd in fiscal year 2018, an increase of 2,504 boepd or 3.2%.

Operating profit in the oil and gas segment increased from ₹ 13,469 million in fiscal year 2017 to ₹ 118,047 million in fiscal year 2018, an increase of ₹ 104,578 million, or 776.4%. The increase in operating profit was primarily due to non-cash impairment reversal of ₹ 93,278 million was recognized in fiscal year 2018. Sales increased by ₹ 13,318 million on account of increase in Brent price realization coupled with increase in entitlement interest sales.

Iron Ore

Revenue from external customers decreased from ₹ 40,803 million in fiscal year 2017 to ₹ 31,035 million in fiscal year 2018, a decrease of ₹ 9,768 million, or 23.9%. The decrease was primarily due to lower production volume at Goa and Pig iron and lower realizations at Goa which was partly offset by higher realizations at Karnataka. Specifically.

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

Operating profit in the iron ore segment decreased from ₹ 7,995 million in fiscal year 2017 to operating loss of ₹ 49,922 million in fiscal year 2018, a decrease of ₹ 57,917 million. The operating loss in fiscal year 2018 is primarily due to the impairment charge of ₹ 48,599 million pursuant to the judgement passed by Supreme Court of India on February 7, 2018 directing all mining operations in the state of Goa were to cease with effect from March 16, 2018.

Copper

Revenue from external customers increased from ₹ 210,020 million in fiscal year 2017 to ₹ 246,766 million in fiscal year 2018, an increase of ₹ 36,746 million, or 17.5%. The increase was primarily due to higher copper prices. Specifically:

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

Operating profit in the copper segment decreased from ₹ 10,729 million in fiscal year 2017 to ₹ 8,771 million in fiscal year 2018, a decrease of ₹ 1,958 million, or 18.2%. Operating margin also decreased from 5.1% in fiscal year 2017 to 3.6% in fiscal year 2018. The decrease in operating profit was primarily due to lower TcRc, lower premia, higher coal and fuel prices, currency appreciation which was partly offset by higher by-product credit. In particular:

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

Aluminium

Revenue from external customers in the aluminium segment increased from ₹ 134,888 million in fiscal year 2017 to ₹ 228,182 million in fiscal year 2018, an increase of ₹ 93,294 million, or 69.2%. This increase was primarily due to a ramp up in volume and higher average LME prices of aluminium. Specifically:

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

Operating profit in the aluminium segment decreased from ₹ 9,549 million in fiscal year 2017 to ₹ 7,069 million in fiscal year 2018, a decrease of ₹ 2,480 million or 26.0%. The decrease in operating profit was primarily due to higher input commodity inflation (primarily imported alumina and carbon), higher power cost due to disruptions in domestic coal supply from Coal India resulting procurement of coal and power from alternate sources at higher prices and Indian rupee appreciation, partly offset by higher production volume and higher sales realization resulting from an increase in average LME prices of aluminium.

Power

Revenue from external customers in the power segment decreased from ₹ 55,189 million in fiscal year 2017 to ₹ 55,012 million in fiscal year 2018, a decrease of ₹ 177 million or 0.3%. Power sales decreased from 12,914 million units in fiscal year 2017 to 11,041 million units in fiscal year 2018, a decrease of 14.5%. This was primarily due to fire incident at TSPL resulting plant shutdown for 65 days in first quarter of fiscal year 2018 and lower power sales from Jharsuguda and Balco power plant due to disruptions in domestic coal supply. Malco power plant is under care and maintenance since May 26, 2017 due to low demand in southern India. Effective from April 1, 2016, the Jharsuguda 1800 MW and BALCO 270 MW units have been moved from the power segment to the aluminium segment. Specifically:

•

Talwandi Sabo power plant, operated at record 93% availability during the fourth quarter of fiscal year 2018 and 74% in fiscal year 2018. It supplied 7,915 million units of power compare to 6,339 million units in fiscal year 2017 to the Punjab State Power Corporation Ltd. (PSPCL) in fiscal year 2018. TSPL’s PPA with PSEB compensates according to the availability of the plant.

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

•

The average power realization increased from ₹ 2.83 per unit in fiscal year 2017 to ₹ 2.88 per unit in fiscal year 2018, a marginal increase of 1.8%.(excluding power from TSPL 1980 MW power plant). Since April 2016, 1800 MW (three units of 600 MW each) has been converted to CPP in aluminium business. Balance IPP 600 MW power supply does not include open access. The increase in power realization is due to better realization at Balco 600 MW IPP.

•	Cost of generation at the power business (excluding power from the TSPL 1980 MW power plant) increased from ₹ 2.1 per unit in fiscal year 2017 to ₹ 2.4 in fiscal year 2018, an increase of 14.2%.

•

The average power realization at Talwandi Sabo power plant increased from ₹ 3.3 per unit in fiscal year 2017 to ₹ 3.5 per unit and cost of generation increased from ₹ 2.28 per unit in fiscal year 2017 to ₹ 2.54 in fiscal year 2018, an increase of 11.4% due to increased coal prices and coal shortage during the year.

Operating profit in the power segment increased from ₹ 10,753 million in fiscal year 2017 to ₹ 11,877 million in fiscal year 2018, an increase of ₹ 1,124 million or 10.5%, primarily due to one off revenue recognition of ₹ 315 million at Jharsuguda IPP and lower depreciation charge by ₹ 912 million. Operating margin increased from 19.5% in fiscal year 2017 to 21.6% in fiscal year 2018.

Other

Operating loss in our other business segments decreased from ₹ 199 million in fiscal year 2017 to 139 million ($ 2 million) in fiscal year 2018 primarily due to acquisition of Avanstrate Inc (“ASI”) on December 28, 2017. The financial results of ASI from the date of acquisition to March 31, 2018 have been included in the consolidated financial statements of the Group.

Investment and Other income

Investment and other income decreased from ₹ 45,428 million in fiscal year 2017 to ₹ 31,361 million ($ 482 million) in fiscal year 2018, a decrease of ₹ 14,067 million or 31%, primarily due to lower investment and special dividend payout by HZL, deleveraging during the year, lower return on investments due to sharp rise in G-Sec yields resulting in mark-to-market losses at investments.

Finance costs

Finance costs increased from ₹ 54,927 million in fiscal year 2017 to ₹ 135,473 million ($ 2,081 million) by ₹ 80,546 million or 146.6% in fiscal year 2018. This includes ₹ 81,315 ($ 1,249 million) million on account of reclassification of foreign currency translation reserve relating to subsidiary investment companies under liquidation and on account of the delivering of balance sheet and lower interest rates during fiscal year 2018 partially offset by dividends on preference shares issued to the shareholders of Vedanta Limited - oil and gas business pursuant to the merger with the company in April 2017, interest cost on temporary borrowings at Zinc India and capitalization of pots at Aluminium business. The proportion of Indian Rupee borrowings is 93% and USD borrowing is 7% in fiscal year 2018 in comparison to 12% in fiscal year 2017.

Tax expense

Tax expense increased from ₹ 38,027 million in fiscal year 2017 to ₹ 66,426 million ($ 1,020 million) in fiscal year 2018. Our effective income tax rate, calculated as tax expense divided by our profit or loss before taxes, was 27.8% in fiscal year 2017 as compared to credit of 58.4% in fiscal year 2018. The effective tax rate has increased by 30.6%. The tax expense has increased primarily due to increase in profits and due to phasing out of investment allowance claims, change in cess rate from 3% to 4% as per the Finance Act 2018 and change in profit mix.

Non-controlling interest

On account of above-mentioned factors, profit for the year decreased from ₹ 98,545 million in fiscal year 2017 to ₹ 47,284 million ($ 726 million) in fiscal year 2018, a decrease of ₹ 51,261 million or 52%. Profit attributable to non-controlling interest decreased from ₹ 43,512 million in fiscal year 2017 to ₹ 33,204 million ($ 510 million) in fiscal year 2018, a decrease of ₹ 10,308 million or 23.7%. Non-controlling interest as a percentage of profit or loss increased from 44.2% in fiscal year 2017 to 70.2% in fiscal year 2018.

B. Liquidity and Capital Resources

The following table is derived from our selected consolidated financial data and sets forth our cash flow for fiscal years 2015, 2016, 2017, 2018 and 2019:

	For the Year Ended March 31,
Particulars	2015	2016	2017	2018	2019	2019
	(₹ in millions)					($ in millions)
Net cash provided by (used in):
Operating activities	125,710	107,352	212,105	348,407	208,420	3,014
Investing activities	(43,939)	(42,613)	(79,910)	(52,153)	(133,147)	(1,925)
Financing activities	(86,448)	(52,714)	(49,123)	(357,144)	(45,643)	(659)

Liquidity

As of March 31, 2019, we had cash and short term investments (excluding restricted cash and cash equivalents) totaling ₹ 364,403 million ($ 5,269 million), and near-term debt redemption obligations of ₹ 81,157 million ($ 1,174 million), and we had, on a standalone basis, cash and short term investments (excluding restricted cash and cash equivalents) totaling ₹ 81,914 million ($ 1,184 million). We expect that our current cash, short term investments and our cash flows from operations together with refinancing of some of our debt will be our principal sources of cash to satisfy our capital requirements for the next few years.

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

Ministry of Environment, Forest and Climate Change had issued a notification in December 2015 for installation of FGD in Power Plants and meet sulphur emission. Eastern Regional Power Committee (ERPC) had organized a meeting on the FGD implementation and phasing plan of the IPP’s in February 2017. The meeting was convened by Central Electricity Authority (CEA) and it has a formulated a plan for FGD’s implementation of the IPP’s in Eastern Region in a phased manner. The tentative timelines for installing the FGD in eastern region is March 2022 and the company is carrying out the feasibility study for the new environment norms. The timeline for TSPL business operating in norther region is December 2019 and currently quotations are being invited from prospective bidders.

Our business is heavily dependent on plant and machinery for the production of our copper, zinc, oil and gas, iron ore and aluminium products, as well as investments in our mining and exploration operations and our commercial power generation business. Investments to maintain and expand production facilities are, accordingly, an important priority and have a significant effect on our cash flows and future results of operations. Our capital expenditures in fiscal year 2017, 2018 and 2019 were ₹ 53,751 million, ₹ 72,749 million and ₹ 89,754 million ($ 1,298 million), respectively, largely due to our capacity expansion and new projects across our oil and gas, copper, zinc, aluminium and power businesses.

HZL has expansion projects in the amount of approximately ₹ 122,100 million ($ 1,765 million) to be spent on the expansion of its existing underground mines together with the development of the underground mine at Rampura Agucha, expansion of Sindesar Khurd, Zawar, Rajpura Dariba and Kayad mines. As of March 31, 2019, ₹ 92,853 million ($ 1,343 million) has been spent on the expansion projects. Based on a long-term evaluation of assets and in consultation with global experts, the Company is evaluating plans to increase its mined metal capacity from 1.2 mtpa to 1.5 mtpa. The Board has approved the Phase I of this expansion which will increase mined metal and smelting capacity from 1.2 mtpa to 1.35 mtpa through brownfield expansion of existing mines at an estimated capital expenditure of around ₹ 45,000 million ($ 651 million)

We commenced exploration campaigns in Rajasthan in our oil and gas business to test prospective reserves. To unlock the potential of the prospective reserves, we are carrying out exploration drilling, seismic activities construction activities and studies. The estimated cost of this project for joint operation partners is ₹ 56,406 million ($ 816 million) and the corresponding capital expenditure spent on the exploration campaign as of March 31, 2019, is ₹ 47,223 million ($ 683 million).

We have ongoing projects set up on the existing producing fields at Mangala, Bhagyam and Aishwariya which approximately amounts to ₹ 388,375 million ($ 5,616 million) for joint operation partners. The plan involves ramping up or sustaining the production from all the fields for which additional wells and related surface facilities are being drilled and constructed. Further, we continue to focus on infrastructure creation and prudent reservoir management for water flood and enhanced oil recovery implementation. As of March 31, 2019, ₹ 279,549 million ($ 4,042 million) was spent on the ongoing projects at Mangala, Bhagyam and Aishwariya.

We planned to upgrade the existing Raageshwari gas terminal to provide increased capacity and also to unlock the opportunities in Mangala and Aishwariya Barmer hill development by investing ₹ 55,582 million ($ 804 million) by the joint operation partners. We are also looking at the options to construct a new gas pipeline to monetize the additional gas potential in the block. As of March 31, 2019 ₹ 15,696 million ($ 227 million) has been spent.

We have ₹ 44,240 million ($ 640 million) of ongoing expansion projects to set up a 400,000 tpa copper smelter plant. Vedanta Limited has incurred ₹ 10,193 million ($147 million) on these projects as of March 31 2019.

The application for renewal of the Environmental Clearance for the proposed Expansion Project which was due to expire on December 31, 2018 was rejected by the MoEF. Thereafter, the Company made a fresh application dated March 12, 2018 before the Expert Appraisal Committee of the MoEF wherein a sub- committee was directed to visit the Expansion Project site prior to prescribing the Terms of Reference

In the meantime, the Madurai Bench of the High Court of Madras in a Public Interest Litigation held vide its order dated May 23, 2018 that the application for renewal of the Environmental Clearance for the Expansion Project shall be processed after a mandatory public hearing and the said application shall be decided by the competent authority on or before September 23, 2018. In the interim, the High Court ordered the Company to cease construction and all other activities on site for the proposed Expansion Project with immediate effect. Separately, SIPCOT vide its letter dated May 29, 2018, cancelled 342.22 acres of the land allotted to us for the proposed Expansion Project. Further the TNPCB issued orders on June 7, 2018 directing the withdrawal of the Consent to Establish (CTE) which was valid till March 31, 2023.

Hearing the case of expansion project, Madras High Court vide its order dated October 3, 2018 has granted an interim stay in favour of Company against order of SIPCOT dated May 29, 2018, cancelling 342.22 acres of the land allotted to us. The MoEF has updated on its website that Vedanta Limited’s EC for Expansion project will be considered for ToR either upon verdict of the NGT case or upon filing of a Report from the State Government/ District Collector, Thoothukudi. The Company has also filed Appeals before the TNPCB Appellate Authority challenging withdrawal of CTE by the TNPCB, the matter is listed for hearing on July 3, 2019.

BALCO has set up a 325,000 tpa aluminium smelter and 1200 MW power facility at an estimated cost of ₹ 107,500 million ($ 1,554 million) which uses pre-baked technology from the Guiyang Aluminium Magnesium Design & Research Institute, or GAMI, of China. The first metal tapping from the 325,000 tpa aluminium smelter started in fiscal year 2015, and commercial production started during fiscal year 2015. The capital expenditure spent on these projects as of March 31, 2019 is ₹ 100,251 million ($ 1,450 million).

Initially we planned to expand our alumina refining capacity at Lanjigarh to 6 mtpa and constructing an associated 210 MW capive power plant. In this fiscal year, the expansion plan was revised to expand the Alumina Refinery capacity at Lanjigarh in 2 phases: in the first phase, we plan to invest ₹ 94,030 million ($ 1,360 million) to expand our alumina refining capacity at Lanjigarh upto 4 mtpa by (i) constructing a second alumina refinery with a capacity of 2 mtpa; and (ii) constructing an associated 210 MW captive power plant and in second phase, the expansion will be done from 4 mtpa to 6 mtpa. The expansion of the alumina refinery at Lanjigarh was on hold since October 20, 2010 due to the order passed by the MoEF’s restricting us from any further expansion of this refinery. In the last quarter of fiscal year 2016, environment clearance was received for the Lanjigarh expansion project and environmental clearance up to 6 mtpa will be received as an amendment to existing environmental clearance on the acquisition of required land. Further, a consent to establish for 6 mtpa and consent to operate for 2 mtpa was also obtained. We continue to explore the feasibility of expanding our alumina refinery capacity, from 2 to 4 mtpa and then up to 6 mtpa, subject to bauxite availability and regulatory approvals. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information – Legal Proceedings” for details. As of March 31, 2019, we have spent ₹ 61,879 million ($ 895 million) on the Lanjigarh expansion (upto 4 mmtpa) project out of the estimated project cost of ₹ 94,030 million ($ 1,360 million). The first 660 MW and second 660 MW unit of the Talwandi Sabo power plant were capitalized in fiscal year 2015 and 2016 respectively. The third 660 MW unit was capitalized on September 1, 2016 after successfully completing trial runs. As of March 31, 2018, ₹ 116,837 million ($ 1,689 million) was spent on this project.

We have scheduled repayment of borrowings during fiscal year 2020 to 2021, outstanding at the end of fiscal year 2019, denominated in a mix of Indian Rupees and US dollars of ₹ 352,147 million ($ 5,092 million) and ₹ 38,521 million ($ 557 million), respectively. We plan to finance our capital expenditures and our loan repayment obligations out of our cash flows from operations and financing activities. Our failure to make planned expenditures could adversely affect our ability to maintain or enhance our competitive position and develop higher margin products.

Consistent with our strategy to consolidate our ownership interests in our key subsidiaries, we had exercised the second call option to acquire the GoI’s remaining ownership interest in HZL although the exercise is currently subject to dispute. See “Item 4. Information on the Company—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO” for more information. The option value will be the fair market value determined by an independent appraiser, and will entail significant capital requirements. Based solely on the market price of HZL’s shares on the NSE on June 21, 2019 of ₹ 231 ($ 3.3) per share, and not including the other factors that the independent appraiser may consider, one possible estimation of the exercise price to acquire all of the GoI’s 1,247,950,590 shares in HZL would be ₹ 288,277 million ($ 4,168 million). If the GoI sells its remaining ownership interest in HZL through a public offer, we may look into alternative means of increasing our ownership interest in HZL.

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

We have consistently paid dividends including tax on dividend amounting to ₹ 96,726 million in fiscal year 2017, ₹ 163,651million in fiscal year 2018 and ₹ 106,953 ($ 1,546) million in fiscal year 2019 .

Capital Resources

We plan to finance our capital requirements through a mix of cash flows from operating and financing activities. We do not depend on off-balance sheet financing arrangements. We believe that our working capital requirements can be sufficiently funded through our internal accruals and undrawn line of credit.

Comparison of Years Ended March 31, 2018 and March 31, 2019

Net Cash from Operating Activities

Net cash from operating activities was ₹ 208,420 million ($3,014 million) in fiscal year 2019 compared to net cash from operating activities of ₹ 348,407 million in fiscal year 2018, a decrease of ₹ 139,987 million. The net decrease in cash from operating activities was primarily due to the following reasons:

•	net proceeds of short term investments was ₹ 18,296 million ($ 264 million) in fiscal year 2019 compared to net proceeds of short term investments of ₹ 197,509 million in fiscal year 2018.

•	the cash generated from operating assets and liabilities (working capital) in fiscal year 2019 was ₹ 32,790 million ($ 475 million) compared to cash used of ₹ 28,691 million in fiscal year 2018.

•	interest received was ₹ 8,868 million ($ 128 million) in fiscal year 2019 compared to inflow of ₹ 14,142 million in fiscal year 2018.

•	dividend received was ₹ 306 million ($ 4 million) in fiscal year 2019 compared to inflow of ₹ 111 million in fiscal year 2018.

We believe our current working capital is sufficient for our present capital requirements.

Net Cash Used in Investing Activities

Net cash used in investing activities was ₹ 133,147 million ($ 1,925 million) in fiscal year 2019 as compared to net cash used of ₹ 52,153 million in fiscal year 2018. The net cash used in investing activities in fiscal year 2019 was higher primarily due to:

•	higher cash used towards acquisition of property, plant and equipment of ₹ 89,754 million ($ 1,298 million) in fiscal year 2019 as compared to ₹ 72,749 million in fiscal year 2018.

•	net cash outflow on account of available for sale investments was ₹ 18,152 million ($ 262 million) in fiscal year 2019 as compared to nil in fiscal year 2018.

•	net cash outflow on account of acquisition of subsidiary was ₹ 50,750 million ($ 734 million) in fiscal year 2019 as compared to net cash outflow of ₹ 8,585 million in fiscal year 2018.

Net Cash used in Financing Activities

Net cash used in financing activities was ₹ 45,643 million ($ 659 million) in fiscal year 2019 and ₹ 357,144 million in fiscal year 2018, primarily on account of:

•

net cash inflow from long-term and short-term debts (other than working capital and related party debt) was ₹ 81,972 million ($ 1,186 million) in fiscal year 2019 as compared to cash outflow of ₹ 133,228 million in fiscal year 2018.

•

net cash outflow for payment of dividend (including deemed dividend and payment of dividend by subsidiaries to non-controlling interests) of ₹ 106,953 million ($ 1,546 million) in fiscal year 2019 as compared to ₹ 163,651 million in fiscal year 2018.

•	net cash outflow from working capital loans was ₹ 6,265 million ($ 91 million) in fiscal year 2019 as compared to cash outflow of ₹ 39,453 million in fiscal year 2018.

Comparison of Years Ended March 31, 2017 and March 31, 2018

Net Cash from Operating Activities

Net cash from operating activities was ₹ 348,407 million in fiscal year 2018 compared to net cash from operating activities of ₹ 212,105 million in fiscal year 2017, an increase of ₹ 136,302 million. The net increase in cash from operating activities was primarily due to the following reasons:

•	net proceeds of short term investments was ₹ 197,509 million in fiscal year 2018 compared to net proceeds of short term investments of ₹ 96,762 million in fiscal year 2017.

•	income tax paid was ₹ 36,461 million in fiscal year 2018 compared to outflow of ₹ 53,067 million in fiscal year 2017.

•	the cash used in operating assets and liabilities (working capital) in fiscal year 2018 was ₹ 28,691 million compared to cash generated of ₹ 3,009 million in fiscal year 2017.

•	interest paid was ₹ 51,170 million in fiscal year 2018 compared to interest paid for ₹ 55,284 million in fiscal year 2017.

•	interest received was ₹ 14,142 million in fiscal year 2018 compared to inflow of ₹ 11,315 million in fiscal year 2017.

•	dividend received was ₹ 111 million in fiscal year 2018 compared to inflow of ₹ 7 million in fiscal year 2017.

We believe our current working capital is sufficient to meet our present capital requirements.

Net Cash used in Investing Activities

Net cash used in investing activities was ₹ 52,153 million in fiscal year 2018 compared to net cash used in investing activities of ₹ 79,910 million in fiscal year 2017. The net cash used in investing activities in fiscal year 2018 decreased primarily due to:

•

more cash used towards expansion projects and exploration across our zinc, oil and gas, iron ore, copper, aluminium and power businesses of ₹ 72,749 million in fiscal year 2018 as compared to ₹ 53,751 million in fiscal year 2017.

•	net cash outflow on account of acquisition of subsidiary was ₹ 8,585 million in fiscal year 2018 as compared to net cash outflow of nil in fiscal year 2017.

Net Cash used in Financing Activities

Net cash used in financing activities was ₹ 357,144 million in fiscal year 2018 and ₹ 49,123 million in fiscal year 2017, primarily on account of:

•

net cash outflow from long-term and short-term debts (other than working capital and related party debt) was ₹ 133,228 million in fiscal year 2018 as compared to cash inflow of ₹ 155,174 million in fiscal year 2017

•	net cash outflow from acceptances was ₹ 19,134 million in fiscal year 2018 as compared to cash inflow of ₹ 12,564 million in fiscal year 2017

•

net cash outflow for payment of dividend (including deemed dividend and payment of dividend by subsidiaries to non-controlling interests) of ₹ 163,651 million in fiscal year 2018 as compared to ₹ 96,726 million in fiscal year 2017

•	net cash flow from loans from related parties was nil in fiscal year 2018 as compared to cash outflow of ₹ 125,248 million in fiscal year 2017

•	net cash outflow from working capital loans was ₹ 39,453 million in fiscal year 2018 as compared to cash inflow of ₹ 6,123 million in fiscal year 2017

Outstanding Loans

See “Note 22: Borrowings” of Notes to the Consolidated Financial Statements.

Export Obligations

See “Note 33: Commitments, contingencies and guarantees - Export Obligations” of Notes to the Consolidated Financial Statements.

Guarantees

See “Note 33: Commitments, contingencies and guarantees - Guarantees” of Notes to the Consolidated Financial Statements.

Capital Expenditure and Commitments

Our principal financing requirements primarily include:

•	capital expenditures, towards expansion of capacities in existing businesses including modernization of facilities;

•	the establishment of our planned commercial power generation business;

•	consolidation of our ownership in our various subsidiaries; and

•	acquisition’s of complementary businesses that we determine to be attractive opportunities.

The following table shows our capital expenditures in fiscal years 2017, 2018 and 2019:

Particulars	For Year Ended March 31,
	2017	2018	2019	2019
	(in millions)			(US dollars in millions)
Capital Expenditure	53,751	72,749	89,754	1,298

Capital Commitments

See “Note 33: Commitments, contingencies and guarantees” of Notes to the Consolidated Financial Statements for disclosures on capital commitments.

Contingencies

See “Note 33: Commitments, contingencies and guarantees” of Notes to the Consolidated Financial Statements for disclosure on contingent liabilities.

Off-Balance Sheet Arrangements

See “Note 33: Commitments, contingencies and guarantees” of Notes to the Consolidated Financial Statements for disclosure on off-Balance Sheet arrangements.

Contractual Obligations

The following table sets out our total future commitments to settle contractual obligations as of March 31, 2019:

	Payment Due by Period (in millions)
									More than
Contractual obligations	Total		Less than 1 Year		1-3 Years		3-5 Years		5 Years
	(₹)	($)	(₹)	($)	(₹)	($)	(₹)	($)	(₹)	($)
Bank loans and borrowings	664,054	9,602	313,834	4,538	207,401	2,999	52,849	764	89,970	1,301
Interest commitments(1)	134,722	1,948	43,804	633	48,513	701	20,890	302	21,515	311
Other non-current liabilities(2)	319,659	4,622	305,530	4,418	12,176	176	1,953	28	—	—
Capital commitments	174,951	2,530	99,948	1,445	37,075	536	37,968	549	—	—

Total	1,293,386	18,702	763,116	11,034	305,165	4,412	113,660	1,643	111,485	1,612

(1)

Interest payments for long-term fixed rate debts have been calculated based on applicable rates and payment dates. Interest payments on floating rate debt have been calculated based on the payment dates and rates as applicable on March 31, 2019 for each relevant debt instrument.

(2)	Other non-current liabilities consist of security deposits and retentions.

Our total future commitments to settle contractual obligations as of March 31, 2019 were ₹ 1,293,386 million ($ 18,702 million), representing a ₹ 225,193 million increase as compared to our total future commitments to settle contractual obligations as of March 31, 2018.

Safe Harbor

See “Special note regarding forward-looking statements”

Foreign exchange effects

See “Note 25: Financial instruments - Financial risk - Foreign exchange risk” of Notes to the Consolidated Financial Statements.

Recently issued accounting pronouncements

See “Note 3 (b): Recently issued accounting pronouncements” of Notes to the Consolidated Financial Statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our board of directors consists of ten directors.

The following table sets forth the name, age and position of each of our chairman emeritus, directors, other executive officers and significant employees as of the date hereof:

Name#	Age	Position

Anil Agarwal(1)	66	Chairman Emeritus

Directors
Navin Agarwal(2)	58	Executive Chairman and Whole Time Director*
Lalita D. Gupte(3)	70	Non-Executive Director
Krishnamurthi Venkataramanan(4)	74	Non-Executive Director
Aman Mehta(5)	72	Non-Executive Director
Priya Agarwal(6)	29	Non-Executive Director
Upendra Kumar Sinha(7)	67	Non-Executive Director
Mahendra Kumar Sharma(8)	72	Non-Executive Director
Tarun Jain(9)	59	Non-Executive Director
GR Arun Kumar(10)	48	Whole Time Director* and Chief Financial Officer
Srinivasan Venkatakrishnan(11)	54	Whole Time Director* and Chief Executive Officer

Other Executive Officers
Dilip Golani	53	Director, Group Management Assurance Services
Mansoor Siddiqi	66	Group Director, Projects
Suresh Bose	51	Director, Chairman and Chief Executive Offcier office
Madhu Srivastava	45	Group Chief Human Resources Officer
Philip Turner	62	Head, Group Health, Safety, Environment and Sustainability
Rajagopal Kishore Kumar	57	Director, Strategy and Business Development
Arun Arora	56	Head, Corporate Communications
Scot Caithness	59	Director, Exploration
Anup Agarwal	46	Senior Vice President, Corporate Finance

Significant Employees

Zinc India
Sunil Duggal	57	Chief Executive Officer, HZL
Laxman Shekhawat	51	Director, Operations, HZL
Swayam Saurabh	41	Deputy Chief Financial Officer, HZL

Zinc International
Deshnee Naidoo	43	Chief Executive Officer, Zinc International Division and CMT
Pushpender Singla	37	Chief Financial Officer, Zinc International Division and CMT

Oil and Gas
Ajay Kumar Dixit	60	Chief Executive Officer (Acting), Oil and Gas Business
Vivek Rathi	46	Deputy Chief Financial Officer, Oil and Gas Business

Iron Ore
Naveen Kumar Singhal	56	Chief Executive Officer, Iron Ore Business
Azad Shaw	41	Chief Financial Officer, Iron Ore Business

Copper
Pankaj Kumar	51	Chief Executive Officer, Copper Operations at Tuticorin and Silvassa
Amit Agarwal	43	Chief Financial Officer, Copper Operations at Tuticorin and Silvassa

Aluminium and Power
Abhijit Pati	55	Chief Executive Officer, Aluminium Jharsuguda
Ajay Kapur	53	Chief Executive Officer, Aluminium and Power
Vikas Sharma	55	Chief Executive Officer, BALCO
Rahul Sharma	46	Chief Executive Officer (Acting), Alumina Business
Bharat Goenka	43	Deputy Chief Financial Officer, Aluminium Business

Steel
Pankaj Malhan	47	Chief Executive Officer, ESL

*

A “Whole Time Director” is a director who is in whole-time employment of the Company. A Whole-Time Key Managerial Personnel cannot hold office in more than one company except in its subsidiary company.

#	Ravi Kant ceased to be an independent director on the Board with the effect from close of business hours on May 31, 2019, on completion of his second and final term.
(1)	Anil Agarwal was appointed as the Chairman Emeritus of our Company with effect from April 1, 2014. He ceased to be a member of the Board with effect from April 1, 2014.
(2)

Navin Agarwal was appointed as Executive Chairman with effect from April 1, 2014. Navin Agarwal was appointed as Whole Time Director with effect from August 17, 2013 to July 31, 2018. He was reappointed as Whole Time Director with effect from August 1, 2018 to July 31, 2023 which was approved by the shareholders at the Annual General Meeting held on August 24, 2018. He is a member of the Nomination and Remuneration Committee.

(3)

Lalita D. Gupte was appointed as a Non-Executive Director with effect from March 29, 2014. She was appointed as an Non-Executive Director for a period of three years with effect from January 29, 2015 to January 28, 2018. Lalita D. Gupte was re-appointed as an Independent Director for a second and final term effective January 29, 2018 to August 10, 2021 which was approved by the shareholders at the Annual General Meeting held on August 24, 2018. Lalita D. Gupte is the Chairperson of the Audit Committee and the Stakeholders Relationship Committee effective April 1, 2017, and is a member of the Nomination and Remuneration Committee effective July 12, 2017.

(4)

Krishnamurthi Venkataramanan was appointed as a Non-Executive Director with effect from April 1, 2017. He was appointed as an Additional Director and Independent Director for a term of three years with effect from April 1, 2017 to March 31, 2020. Krishnamurthi Venkataramanan is a member of the Stakeholders Relationship Committee and Corporate Social Responsibility Committee effective April 1, 2017. He is also the Chairperson of Sustainability Committee effective April 1, 2019.

(5)

Aman Mehta was appointed as a Non-Executive Director with effect from May 17, 2017. He was appointed as an Independent Director for a term of three years with effect from May 17, 2017 to May 16, 2020. Aman Mehta is a member of the Audit Committee, Corporate Social Responsibility Committee and Chairperson of the Nomination and Remuneration Committee effective July 12, 2017.

(6)

Priya Agarwal was appointed as a Non-Executive Director with effect from May 17, 2017. She was appointed as a Non-Independent Director for a term of three years effective as of May 17, 2017 to May 16, 2020. Priya Agarwal is a member of the Corporate Social Responsibility Committee effective July 12, 2017.

(7)

Upendra Kumar Sinha was appointed as a Non-Executive Director with effect from March 13, 2018 to August 10, 2021 which was approved by the shareholders at the Annual General Meeting held on August 24, 2018. Upendra Kumar Sinha is a member of the Audit Committee, Corporate Social Responsibility Committee and Stakeholders Relationship Committee effective March 28, 2018. He is also the member of Sustainability Committee effective April 1, 2019.

(8)

Mahendra Kumar Sharma was appointed as Non-Executive Director with effect from June 1, 2019 till May 3, 2022 subject to the shareholders approval at the ensuing Annual General Meeting. Mahendra Kumar Sharma was also appointed as a member of the Audit Committee and Nomination and Remuneration Committee and Chairperson of Corporate Social Responsibility Committee effective June 1, 2019.

(9)

Tarun Jain was appointed as a Whole Time Director as of April 1, 2014. Tarun Jain was reappointed as Whole Time Director with effect from April 1, 2018 to March 31, 2019 which was approved by the shareholders at the Annual General Meeting held on August 24, 2018. Tarun Jain was re-appointed as Non Executive Director with effect from April 1, 2019 to March 31, 2020 subject to shareholders approval at the ensuing Annual General Meeting. Tarun Jain is a member of the Corporate Social Responsibility Committee effective March 29, 2014, member of the Risk Management Committee effective October 29, 2014 and Stakeholders Relationship Committee effective October 28, 2016.

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

(11)

Srinivasan Venkatakrishnan was appointed as Chief Executive Officer effective as of March 1, 2019. He was appointed as a Whole Time Director with effect from March 1, 2019 to August 31, 2021 subject to the shareholders approval at the ensuing Annual General Meeting. Srinivasan Venkatakrishnan is a member of the Stakeholders Relationship Committee and Risk Management Committee effective as of March 1, 2019. He is also the member of Sustainability Committee effective April 1, 2019.

Chairman Emeritus

Anil Agarwal, who founded the Vedanta group in 1976 was appointed as our Chairman Emeritus with effect from April 1, 2014. He is based in the United Kingdom. Anil Agarwal is also the executive chairman of Vedanta and a director of Sterlite Technologies Limited. Anil Agarwal was previously Chairman and Managing Director of erstwhile Sterlite Industries India Limited until the expiration of his term in October 2004, and thereafter, he continued as Non-Executive Chairman until March 2014. Anil Agarwal was also the Chief Executive Officer of Vedanta from December 2003 to March 2005. He has over 44 years of experience as an industrialist and has been instrumental in the growth and development of the Company since its inception. He is the son of Dwarka Prasad Agarwal and is the brother of Navin Agarwal. The business address of Anil Agarwal is 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400099, India.

Directors

Navin Agarwal was appointed as our Executive Chairman with effect from April 1, 2014. Navin Agarwal was appointed as Whole Time Director with effect from August 17, 2013. Prior to this he was the executive vice chairman of SIIL. Navin Agarwal plays a key role in developing strategic thinking and the governance framework of the Group, and provides leadership for long-term planning, business development and capital planning. He has been part of the Group since its inception and has extensive experience in the natural resources industry. Navin Agarwal plays a key role in the strategic and governance framework of the Group and provides leadership for its long-term planning, business development and capital planning. He has been instrumental in the growth of the Group, through world-scale organic projects as well as acquisitions. He was recently conferred the “Industrialist of the Year 2018” award by the Bombay Management Association for his outstanding contribution to the natural resource sector. Navin Agarwal is also the Executive Vice Chairman of Vedanta Resources and a non-executive director of HZL and Hare Krishna Packaging Private Limited. He has over 35 years of experience in general management. Navin Agarwal has completed the Owner/President management program at Harvard University and holds a bachelor’s degree in commerce from Sydenham College, Mumbai, India. Navin Agarwal is the son of Dwarka Prasad Agarwal and is the brother of Anil Agarwal. The business address of Navin Agarwal is 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400099, India.

Lalita D. Gupte is one of our independent directors and was appointed to our Board with effect from March 29, 2014. She is the former joint managing director of ICICI Bank and was the chairperson of ICICI Venture Funds Management Company Limited until October 2016. Lalita D. Gupte joined the board of ICICI Limited in 1994 as the executive director and remained on the board as the joint managing director until 2002 when it merged with ICICI Bank. She was the joint managing director of ICICI Bank from 2002 until 2006. She has more than three decades of experience in the financial sector and has held various leadership positions in areas of leasing, planning and resources and corporate banking. She serves as a director on the board of several companies including Godrej Properties Limited, Bharat Forge Limited, TVS Motor Company Limited. She is also the Chairperson of ICICI Lombard General Insurance Company Limited and India Infradebt Limited. She holds a bachelor’s degree in economics and a master’s degree in business management. She completed her advanced management program from INSEAD. The business address of Lalita D. Gupte is Mhaskar Building, 153 C Matunga, Sir Bhalchandra Road, Mumbai - 400019, Maharashtra, India.

Krishnamurthi Venkataramanan is one of our independent directors and was appointed to our Board with effect from April 1, 2017. He was the Chief Executive Officer and managing director of Larsen & Toubro Limited from April 2012 and also served on the Board of Larsen & Toubro Limited from May 1999 until his retirement in September 2015. During his four decades of experience at Larsen & Toubro Limited, his responsibilities included leading a team of engineers and consultants and overseeing its engineering, procurement and construction value chain. He is a graduate in chemical engineering and also a distinguished alumni awardee from Indian Institute of Technology, Delhi. Krishnamurthi Venkataramanan also serves as a director on the boards of several companies including Kirloskar Pneumatic Company Limited, Nilkamal Limited, Larsen & Toubro Employees Welfare Foundation Private Limited and Larsen & Toubro Welfare Company Limited, as Non-Executive Chairman of Larsen & Toubro Hydrocarbon Engineering Limited and as a trustee in Larsen & Toubro Employee Welfare Foundation. The business address of Krishnamurthi Venkataramanan is 401 Varsha, Janki Kutir, Juhu, Mumbai - 400049, Maharashtra, India.

Aman Mehta is one of our independent directors and was appointed to our Board with effect from May 17, 2017. He has over 36 years of experience in various positions with HSBC group from where he retired in January 2004 as Chief Executive Officer, Asia Pacific. Aman Mehta occupies himself primarily with corporate governance, with board and advisory roles in a range of companies and institutions in India as well as overseas. Formerly, he has been a supervisory board member of ING Group NV and a director of Raffles Holdings, Singapore. He is also a member of the governing board of the Indian School of Business, Hyderabad, India. He is an economics graduate from Delhi University. Aman Mehta also serves as director on the boards of several companies including Wockhardt Limited, Tata Steel Limited, Godrej Consumer Products Limited, Max Financial Services Limited, PCCW Limited, Hong Kong Telecommunications Limited, Hongkong Telecom Management Limited and Trustee Manager of Hongkong Telecom Trust. The business address of Aman Mehta is 115 A, 2nd Floor, Jor Bagh, New Delhi - 110 003, India.

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

Upendra Kumar Sinha is one of our Independent Directors and was appointed to our Board with effect from March 13, 2018 till August 10, 2021 which was approved by the shareholders at the Annual General Meeting held on August 24, 2018. He has over three decades of experience and has served as the Chairman of Securities and Exchange Board of India from February 2011 to March 2017. Under his leadership, Securities and Exchange Board of India introduced significant regulatory amendments to the various acts enhancing corporate governance and disclosure requirements and has been instrumental in bringing about key capital market reforms. Prior to joining the Securities and Exchange Board of India, he was the Chairman and Managing Director of UTI Asset Management Company Private Limited. Upendra Kumar Sinha has also worked for the Department of Economic Affairs under the Ministry of Finance, India. Upendra Kumar Sinha also serves as director on the boards of several companies including Saumitra Research & Consulting Private Limited, Havells India Limited, Housing Development Finance Corporation Limited and Aavishkaar Venture Management Services Private Limited. The business address of Upendra Kumar Sinha is K 94, 2nd Floor, Hauz Khas Enclave, New Delhi - 110 016, India.

Mahendra Kumar Sharma is one of our independent directors and was appointed to our Board effective June 1, 2019. Mahendra Kumar Sharma retired in May 2007 as the Vice-Chairman of Hindustan Unilever Limited. As Vice Chairman of Hindustan Unilevel Limited, he managed human resource, legal and secretarial, corporate affairs, corporate communications, corporate real estate functions and new ventures, plantations and export businesses of the Company. He displays passion for ensuring highest standards of corporate governance and adherence to responsible and ethical conduct in all aspects of business operations. Mahendra Kumar Sharma served on a seven member committee constituted by the Government of India for redrafting the Indian Companies Act and was also a member of the Naresh Chandra Committee constituted by the Government of India which formulated norms for corporate governance in India. He is currently the Non-Executive Chairman and Independent Director of United Spirits Ltd. – Indian subsidiary of Diageo, Non-Executive Chairman of Atria Convergence Technologies Ltd, (an unlisted public company) an Independent Director of Wipro Limited, Asian Paints Limited and Non-Executive Non-Independent Director of Ambuja Cements Ltd. He holds Bachelor’s Degree in Arts and Bachelors of Law Degree from Canning College, University of Lucknow and has a Post Graduate Diploma in Personnel Management from Department of Business Management, University of Delhi and Diploma in Labour Laws from Indian Law Institute, Delhi. In 1999 he was nominated to attend Advance Management Programme at Harvard Business School. Mahendra Kumar Sharma is also actively involved in various industry associations, particularly Confederation of Indian Industry [CII] on Corporate Governance and Regulatory matters. He is a Member on the Board of Governors of Indian School of Business, Hyderabad and the Anglo Scottish Education Society which runs the Cathedral & John Cannon School in South Mumbai. He is also the Chairman of Indian Cancer Society. The business address of Mahendra Kumar Sharma is Flat 192-A Wing, Centrum Towers, Barkat Ali Road, Near Wadala East, Mumbai – 400 037, India.

Tarun Jain was appointed to our Board as a Whole Time Director with effect from April 1, 2014 till March 31, 2019. He was re-appointed as Non-Executive Director with effect from April 1, 2019 subject to shareholders approval at the ensuing Annual General Meeting. He was the director of finance of SIIL. Tarun Jain joined the Group in 1984 and has over 36 years of experience in the corporate finance, audit and accounting, tax and secretarial practice. He is responsible for our strategic financial matters, including corporate finance, corporate strategy, business development and mergers and acquisitions. Tarun Jain is a graduate of the Institute of Cost Accountants of India and a Fellow Member of the Institute of Chartered Accountants of India and the Institute of Company Secretaries of India. Tarun Jain is also a director of Sterlite USA, BALCO, Vedanta Medical Research Foundation, Vedanta Star Limited, Rajtaru Charity Foundation and Rushabhnath Digamber Jain Foundation. The business address of Tarun Jain is 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400099, India.

GR Arun Kumar is our Chief Financial Officer with effect from October 1, 2016 and was appointed as a member of the Board effective November 22, 2016. GR Arun Kumar joined Vedanta in May 2013 as Chief Financial Officer of Vedanta Aluminium and was appointed as deputy Chief Financial Officer of Vedanta in December 2013. In 2014, he moved into the role of Executive Vice President Finance and Deputy Chief Financial Officer, as part of which he was responsible for enhancing the capability of the finance function in the areas of accounting, risk management, driving value creation, strategic planning, re-financing, board reporting and governance and direct taxation. As a chartered accountant, GR Arun Kumar has over 24 years of experience at global companies such as Hindustan Unilever and General Electric. Prior to joining Vedanta Aluminium, he was the Chief Financial Officer - Asia Pacific (Appliances and Lighting) for General Electric, based out of Shanghai. He is also on the board of BMM, Sesa Community Development Foundation, Namzinc (Proprietary) Limited, Skorpion Mining Company (Proprietary) Limited, Vedanta Lisheen Mining Limited, Killoran Lisheen Mining Limited, Lisheen Milling Limited, Vedanta Exploration Ireland Limited, Sesa Resources Limited, Sesa Mining Corporation Limited, CMT, Thalanga Copper Mines Proprietary Limited, Konkola Copper Mines, Plc, Sterlite Ports Limited, Maritime Ventures Private Limited, Paradip Multi Cargo Berth Private Limited, Vizag General Cargo Berth Private Limited, Vedanta Star Limited, Goa Sea Port Private Limited and Sterlite Iron and Steel Company Limited. GR Arun Kumar holds a bachelor’s degree in commerce from Loyola University, Chennai and is a fellow member of the Institute of Chartered Accountants of India. The business address of GR Arun Kumar is DLF Atria, Phase 2, Jacaranda Marg, DLF City, Gurugram - 122002, Haryana, India.

Srinivasan Venkatakrishnan was appointed to our Board as a Whole Time Director and Chief Executive Officer, effective as of March 1, 2019. He is the Chief Executive Officer and a member of the Board of directors of Vedanta Resources Limited effective August 31, 2018 and also the Chairman of the Board of Konkola Copper Mines Plc effective November 6, 2018. He was Chief Executive Officer of Johannesburg-based AngloGold Ashanti Limited. He has experience and success in delivering major projects on time, efficiently, by improving productivity, reducing operating and overhead costs, and improving overall safety and sustainability performance. Prior to his appointment as Chief Executive Officer in May 2013, Srinivasan Venkatakrishnan was AngloGold Ashanti’s Chief Financial Officer, a post he held since 2005. Between 2000 and 2004, he was the Chief Financial Officer of Ashanti Goldfields Limited, a London Stock Exchange listed company. Srinivasan Venkatakrishnan has accumulated extensive experience throughout his career in the United Kingdom, India, Africa, Australia and South America. He is a qualified Chartered Accountant who holds a Bachelor’s degree from the University of Madras. The business address of Srinivasan Venkatakrishnan is DLF Atria, Phase 2, Jacaranda Marg, DLF City, Gurugram - 122002, Haryana, India.

Executive Officers

Dilip Golani currently heads the Group’s Management Assurance Services function. He previously headed the sales and marketing division for HZL and group performance management function. Prior to joining the group in April 2000, Dilip Golani was member of the Unilever corporate audit team responsible for auditing Unilever group companies in Central Asia, Middle East and Africa region. Prior to that, he was responsible for managing operations and marketing functions for one of the exports businesses of Unilever India. Dilip Golani has over 31 years of experience and has previously worked with organizations such as Union Carbide India Limited and Ranbaxy Laboratories Limited. Dilip Golani holds a bachelor’s degree in mechanical engineering and has completed his post-graduate studies in industrial engineering and management from National Institute of Industrial Engineering, Mumbai, India. The business address of Dilip Golani is 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400099, India.

Mansoor Siddiqi was appointed as the Group Director in-charge of projects in September 2011 and is currently in contracting capacity with Vedanta since February 2017. He was formerly Chief Executive Officer, Aluminium and led the establishment of the Group’s large aluminium and power projects including BALCO smelters and captive power plants. He also played a key role in setting up the Group’s copper smelter at Tuticorin and copper refinery at Silvassa. Mansoor Siddiqi joined our Group in 1991. Prior to joining our Group, Mansoor Siddiqi held senior positions at Hindustan Copper Limited and has 43 years of experience in various areas of operations and project management. Mansoor Siddiqi holds a bachelor’s degree in technology from the Indian Institute of Technology, Delhi, and a post graduate diploma in management from the All India Management Association, Delhi. The business address of Mansoor Siddiqi is 30 Berkeley Square, London W1J 6EX, United Kingdom.

Suresh Bose was appointed as the Director - Chairman and Chief Executive Officer Office on December 11, 2018. Prior to this role, he was heading the Human Resources function of Vedanta Group from September 2015. Suresh Bose has 27 years of extensive experience in human resources, of which 17 years have been with the Vedanta Group where he has worked across different business units (including aluminium, copper and corporate) in human resource specialist roles. Prior to joining our company, Suresh Bose has been associated with HMT Limited, Larsen & Toubro Limited, Ford India Private Limited and Mahindra & Mahindra Limited. He also brings international human resource work experience of four years from Armenia Gold Recovery Company, Armenia. Suresh Bose has a dual master’s degree in personnel management and industrial relations from Tata Institute of Social Sciences, Mumbai and Institute of Social Studies, Hague, Netherlands. The business address of Suresh Bose is DLF Atria, Phase 2, Jacaranda Marg, DLF City, Gurugram – 122002, Haryana, India.

Madhu Srivastava was appointed as the Chief Human Resource Officer of the Vedanta Group in December 2018. She has been associated with the Vedanta Group for more than six years and previously, she was the Chief Human Resource Officer of the Vedanta Limited - oil and gas business and was leading the Talent Acquisition and Diversity and Inclusion functions for the Vedanta Group. Under her leadership, the Vedanta Group has implemented robust human resource policies, progressive people practices and frameworks for talent acquisition and talent management across the Vedanta Group. Madhu has an overall experience of 20 years across human resource as well as sales, marketing and operations, spanning the Fast-Moving Consumer Goods (“FMCG”), telecom, Information Technology Enabled Service (“ITES”), Banking, financial services and insurance (“BFSI”) and natural resources industries. Madhu had started her professional journey in 1999 with Godrej where she handled sales in Gujarat and Maharashtra and later moved to the corporate sales and marketing role. Post working with companies like GE Capital and Reliance in operations and marketing profiles, she started her Human Resources journey in 2006 by joining Genpact as Assistant Vice President, Talent Acquisition where she led the middle management hiring. She then went on to lead the recruitments for Citibank’s India operations as Vice President, human resource before joining the Vedanta Group in 2012. Madhu has completed her Post Graduate Diploma in Management (“PGDM”) in marketing and sales, from Indian Institute of Management, Ahmedabad. The business address of Madhu Srivastava is DLF Atria, Phase 2, Jacaranda Marg, DLF City, Gurugram – 122002, Haryana, India.

Philip Turner was appointed as Head of Group Health, Safety, Environment and Sustainability with effect from July 2017. He joined us as Head of Group Health and Safety in September 2014. He has over 39 years of experience within mining, heavy engineering and manufacturing organizations. He was previously General Manager Risk and Sustainability of JK Tech Pty Limited, Australia. He has also previously held a number of senior corporate and operational roles at Rio Tinto Group, Australia, Canada and United Kingdom including responsibility for health, safety, environment and sustainability assurance. He has held senior roles at mining companies, North Limited and at BHP Petroleum’s offshore operations. He has a Master of applied science in risk engineering from Ballarat University, Australia, bachelor’s degree in science from Deakin University, Australia, graduate diploma in occupational hygiene from Deakin University, Australia and graduate diploma in occupational hazard management from Ballarat C.A.E. The business address of Philip Turner is DLF Atria, Phase 2, Jacaranda Marg, DLF City, Gurugram – 122002, Haryana, India.

Rajagopal Kishore Kumar was appointed as the Director of Strategy and Business Development effective January 17, 2018. Prior to this, he was the Chief Executive Officer of our iron ore business since February 2, 2015 and the Chief Executive Officer (Base metals) Africa with Konkola Copper Mines Plc, Zinc International business and CMT since August 2013. He was earlier appointed as the Chief Executive Officer of our Zinc International Division with effect from February 2011. Prior to this, Rajagopal Kishore Kumar headed our copper business at Konkola Copper Mines Plc since 2008 and Sterlite Copper India Limited since 2006. He has more than 34 years of experience in accounting, marketing, supply chain management, merger and acquisitions and business turnaround. Rajagopal Kishore Kumar joined our Company in April 2003 as vice president of marketing for HZL and became senior vice president of marketing for our copper division from June 2004 to December 2006, where he was responsible for copper marketing and concentrate procurement. Prior to joining our Company, Rajagopal Kishore Kumar was employed by Hindustan Unilever Limited for 12 years. Rajagopal Kishore Kumar holds a bachelor’s degree in commerce, Kolkata University and is a member of the Institute of Chartered Accountants of India. The business address of Rajagopal Kishore Kumar is 6th Floor, Core 6, Scope Office Complex, New Delhi – 110003 India.

Arun Arora was appointed as the Head of Corporate Communications with effect from December 18, 2017. Arun Arora joined the Group on November 17, 2014 as Chief Communication Officer, Cairn. He was given charge of the Group Communications in September 2017. Prior to joining Vedanta, he has worked with companies like Escorts Limited and Maruti Suzuki India Limited and headed communication functions of organizations like Delhi International Airport Limited, Jindal Steel and Power Limited and GVK Industries Limited, encompassing sectors like automobiles, airports, infrastructure, power, roads, steel, mining and oil and gas. He has 31 years experience in various facets of communications including branding, advertising, media, social and digital media, publications, crisis communication and internal communication with employees and various stakeholders. Arun Arora has a bachelor’s degree in mechanical engineering from R.V. College of Engineering, Bangalore, masters in business administration in marketing and advertising from International Management Institute and a post graduate diploma in journalism from Bharatiya Vidya Bhavan, New Delhi. The business address of Arun Arora is DLF Atria, Phase 2, Jacaranda Marg, DLF City, Gurugram – 122002, Haryana, India.

Scott Caithness has over 35 years experience within the exploration industry and was appointed Director of Exploration of the Vedanta Group in September 2017. Prior to this, he was the Head of Exploration for HZL from November 2015. Immediately before joining the Vedanta Group, he co-founded and was the Managing Director of Indian Pacific Resources Limited, an unlisted Australian exploration company. He spent 18 years with Rio Tinto in the exploration department in various senior corporate and operational roles in Australia, Papua New Guinea and India, which included establishment of Rio Tinto’s first exploration office in India. In addition, Scott Caithness held senior roles at Indophil Resources NL and the Australian Trade Commission. He was also associated with Vedanta as Head of Exploration in the year September 2004 and November 2006. Scott Caithness has a bachelor’s degree of applied science in Geology from RMIT University in Melbourne, Australia. The business address of Scott Caithness is Central Research and Development Laboratory, Debari, Rajasthan - 313024, India.

Anup Agarwal was appointed as the Senior Vice President of Corporate Finance in March 2018. Prior to this, he was the Chief Financial Officer of our copper operations in Tuticorin and Silvassa since January 2015. He has 22 years of post-qualification experience in the manufacturing industry and joined Vedanta group in 2002. He has handled various roles in our Group including leadership positions in finance verticals at BALCO, Jharsuguda and Talwandi Sabo Power Limited before moving to our copper operations in Tuticorin and Silvassa. Anup Agarwal is a bachelor of commerce from S. P. Mahavidyalaya, Bijainagar, Rajasthan, a member of the Institute of Chartered Accountants of India and the Institute of Cost and Works Accountants of India. The business address of Anup Agarwal is DLF Atria, Phase 2, Jacaranda Marg, DLF City, Gurugram – 122002, Haryana, India.

Other Significant Employees

Zinc India Business

Sunil Duggal was appointed as the Chief Executive Officer and Whole Time Director of HZL in October 2015. He was additionally given the responsibility of leading the Base Metal Group comprising of zinc, copper and iron ore businesses. He joined HZL in August 2010 as executive director, became Chief Operating Officer in April 2012 and was deputy chief executive officer from April 2014, before becoming Chief Executive Officer and Whole Time Director of HZL. He has over 33 years of experience of leading high performance teams and more than 20 years in leadership positions. He is also the vice chairman of International Zinc Association, president of Indian Lead Zinc Development Association, chairman of Federation of Indian Mineral Industries (“FIMI”) Non Ferrous Metals Committee and co-chair of the Federation of Indian Chambers of Commerce & Industry (“FICCI”) Non-Ferrous Metals Committee 2017. He is also the Chairman of Skill Council for Mining Sector, India. Sunil Duggal holds a bachelor’s degree in electrical engineering from Thapar Institute of Engineering and Technology, Patiala. He has participated in leadership development and management development programs at the International Institute for Management Development, Lausanne, Switzerland and the Indian Institute of Management, Kolkata, India.

Laxman Shekhawat was appointed as the Director – Operations of HZL in February 2019. He holds Bachelors in Engineering in Mining and has been associated with HZL since 1990. Laxman Shekhawat have an experience of 28 years in mining and engineering and has served in various leadership positions at mining and engineering companies for more than a decade. He has been instrumental in developing and executing strategies to unlock the full potential of mines and bring the best practices in mining portfolio. He is the recipient of the prestigious “National Geoscience Award” presented by the President of India in 2017.

Swayam Saurabh is the Deputy Chief Financial Officer of HZL. He is a Chartered Accountant and a commerce graduate from Banaras Hindu University. Swayam Saurabh started his career with Larsen & Toubro Ltd in October 2001 where he was part of Finance Leadership Program. He is an accomplished senior finance leader who has worked with multinationals such as Philips and Asian Paints Limited across roles in business partnering, risk management, controllership, financial planning & analysis and internal audit. He has over 18 years of global experience with consistent track record of supporting growth of multinational and multicultural organisations.

Zinc International Business

Deshnee Naidoo was appointed as Chief Executive Officer of Zinc International and CMT in February 2015. She also held the role of Chief Executive Officer of Africa Base Metals for a period from May 14, 2018 to November 8, 2018. Deshnee Naidoo has over 22 years of experience in the resources industry including platinum, thermal coal and manganese. Prior to joining the Group, she was with Anglo American as Chief Financial Officer - Thermal Coal in South Africa. She has previously held various technical and commercial positions in Anglo American. She was awarded the JCI/Anglo Platinum bursary in 1994 to receive a bachelor’s degree in science (chemical engineering) at University of Natal, Durban, South Africa. She joined Anglo American in 1998 as a trainee metallurgist at the precious metals refinery and over a 16 year span she held various roles including process engineering (corporate office), process control, strategic long-term planning, corporate finance, Chief Executive Officer’s office and Chief Financial Officer - thermal coal at Anglo American in which her responsibilities entailed management of two commodity groupings (thermal coal and manganese) across three regions (South Africa, South America and Australia).

Pushpender Singla was appointed as the Chief Financial Officer of Vedanta Zinc international and CMT Business in October 2016. He was earlier appointed as the Deputy Chief Financial Officer of Vedanta Zinc international and CMT Business in November 2015. He has over 12 years of experience in the mining and metal industry across India, Australia and Africa and served Aluminum, Power, Copper and Zinc Business in Group. He joined the Group in February 2007. During his tenure within the Group, he has handled various functions including project finance, treasury, trade finance, business and financial control, commercial, marketing, legal, information technology and advocacy. He is Director of Vedanta Lisheen Holding Ltd, Killoran Lisheen Finance Limited, THL Zinc Namibia Holding (Pty) Ltd and Skorpion Zinc (Pty) Limited. He was Chairman as well as Director of International Zinc Association, Africa before it merged with IZA Global. Pushpender Singla has a bachelor’s degree in commerce from Maharaja Ganga Singh University, Bikaner, Rajasthan and is an associate member of the Institute of Chartered Accountant of India”.

Oil and Gas Business

Ajay Kumar Dixit was appointed as the Chief Executive Officer (Acting) of our oil and gas business effective April 5, 2019. Prior to this role, he was the Chief Executive Officer of Alumina effective from February 2017 to April 4, 2019. He was appointed as interim Chief Executive Officer - Aluminum and Power from November 2018 to February 2019. He joined the Vedanta Group as Chief Executive Officer of our power business in May 2015. He has 39 years of experience in the power industry and joined Vedanta Limited in May 2015. Prior to this, he was the Chief Executive Officer – Energy with Siemens, responsible for the overall operations of South Asia. He has wide experience in the field of entire energy chain comprising of power generation, automation, transmission and distribution. He also has experience in manufacturing and setting up plants in South Asia, Middle East and Africa. Ajay Kumar Dixit holds a bachelor’s degree in electrical engineering from Delhi College of Engineering.

Vivek Rathi, was appointed as the Deputy Chief Financial Officer of our Oil and Gas business, effective February 5, 2019. He has taken the overall finance responsibility with effect from April 12, 2019. As part of Oil and Gas leadership team, Vivek Rathi plays a critical role in business partnering and realising the full business potential through business delivery, focusing on financial achievement through cost optimization and control, process efficiency improvement, capex planning and cash management. Vivek Rathi is a qualified Chartered Accountant, Company Secretary and Cost & Works Accountant and brings more than 23 years of diverse experience across multiple geographies with country and regional leadership levels. He previously worked with Thermo Fisher Scientific as Senior Director – Finance in the Pharma Services Group based in Pennsylvania, US. Over the years, Vivek Rathi has managed overall finance responsibility covering business financial planning and analysis, business reviews, controllership, reporting, statutory compliance and governance and partnering with commercial leaders to drive growth, profitability and maintain market leadership. Prior to Thermo Fisher Scientific, Vivek Rathi worked with global organizations like Hindustan Unilever, Johnson & Johnson, GE Capital and American Express.

Iron Ore Business

Naveen Kumar Singhal was appointed as the Chief Executive Officer of our iron ore business effective February 6, 2018. Naveen Kumar Singhal possesses over three decades of experience, out of which 23 years has been in the natural resources arena handling various portfolios in metals and mining and cement industry. He joined Vedanta Group in 2003 and has been instrumental in driving the growth projects in HZL from conceptualization to commissioning through the best-in-class mining and smelting technologies, mechanization and automation alongside effective stakeholder management. Prior to joining Vedanta Group, he had served in leadership roles at Swaraj Mazda Limited, Shri Ram and Duncan Goenka Group and played pivotal role in the areas of supply chain management, assets acquisition, business turnaround strategy, general management and project management. Naveen Kumar Singhal has a bachelor’s degree in mechanical and industrial engineering from Indian Institute of Technology, Roorkee, Uttarakhand and a post graduate diploma in industrial engineering and management from National Institute of Industrial Engineering, Mumbai, Maharashtra.

Azad Shaw was appointed as the Chief Financial Officer of our iron ore business in October 2016. He has 19 years of post-qualification experience and joined Vedanta group in 2001. He has handled various roles in our Group including leadership positions in finance verticals at BALCO and HZL before moving to our iron ore business. Azad Shaw is a member of the Institute of Chartered Accountants of India.

Copper Business

Pankaj Kumar was appointed the Chief Executive Officer of our copper operations in Tuticorin, Silvassa and Fujairah Gold FZC and director of MEL in March 2019. In his career of over 26 years, Pankaj has worked with large conglomerates like Tata Steel, Mittal Steel, Adani ports, Gujrat Guardian Limited and United Breweries Limited. Prior to joining us, at Sterlite Copper as Chief Executive Officer he was the Chief Operating Officer of Hindustan Zinc Limited. Pankaj hold bachelor’s degree in Technology (Hons.) from Indian Institute of Technology Kharagpur and Post Graduate diploma in Business Management specialized in Operations Management and Information Technology from XLRI-Xavier School of Management, Jamshedpur, India.

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

Aluminum and Power Business

Ajay Kapur was appointed as Chief Executive Officer, Aluminum and Power in March 2019. Ajay leads the Aluminium and Power business for Vedanta comprising of 2.3 MTPA installed smelter capacity, 8 GW of Power and 2 MTPA of Alumina Refinery. Prior to his appointment at Vedanta Limited, Ajay was Managing Director and Chief Executive Officer for Ambuja Cements. He started his career as an Executive Assistant to then founder and Managing Director. He went on to handle various strategic positions at Ambuja cements with his last position as Managing Director and Chief Executive Officer. Ajay Kapur holds a graduate degree in economics from St. Xavier’s College, Mumbai, MBA from KJ Somaiya Institute, Mumbai and is an alumnus of Wharton’s Advanced Management Program. The business address of Ajay Kapur is Core – 6, 3rd Floor, SCOPE Complex, 7, Lodhi Road, New Delhi – 110003, India.

Abhijit Pati was appointed as Chief Executive Officer of our aluminium business, Jharsuguda in March 2015. Prior to this role, he was the president and Chief Operating Officer of our aluminium and power business at Odisha since April 2012. He has over 31 years of experience in aluminium industry. Prior to joining us, he was the vice president with Hindalco Industries Limited. He started his career as a budding engineer with Indian Aluminium Company in the year 1989. He was awarded with the ‘Exceptional Contributor Award’ from the Aditya Birla Group Chairman, Mr. Kumar Mangalam Birla for significant contribution to turn around Hirakud Aluminium Smelter in the year 2006 and won the prestigious British Sword of Honor for the Hirakud Smelter in the year 1999. He is a member of the Bureau of Energy Efficiency under Ministry of Power, GoI. He is also holding the position of Vice President in Aluminium Association of India and member of Governing body. He is two times gold medalist from prestigious institutes like Calcutta University and International Management Institute, New Delhi. Abhijit Pati has a first class honours bachelor’s degree in chemical engineering from Calcutta University and a master’s in business administration from International Management Institute, New Delhi.

Vikas Sharma was appointed the Chief Executive Officer of BALCO in March 2017. Vikas Sharma has experience of over 31 years in various national and multi-national companies. He has experience of serving HMT Watches Limited, Su-Raj Diamonds India Private Limited, AMP India Private Limited (now Tyco Electronics), Praxair India Private Limited, Jindal Praxair Oxygen Company Limited and JSW Steel Limited in various key positions. Vikas Sharma joined Vedanta Group as location head of Chanderiya of HZL in 2012 and was gradually elevated to the Chief Operating Officer of smelters division of HZL in June 2014. During his tenure at HZL, he played integral role in the growth of the company and made significant contribution in smelter production. Vikas Sharma holds bachelor’s degree with honors in mechanical engineering from Engineering College Kota, University of Rajasthan and a master’s in business administration in marketing from Sikkim Manipal University, Gangtok, India.

Rahul Sharma joined the Vedanta Group in 1998, and is currently Chief Executive Officer (Acting) of Alumina Business, effective April, 2019, prior to which he was working as Director - Corporate Strategy (Aluminium and Power). Rahul Sharma has varied experience of over 25 years and has held leadership positions at Vedanta Limited and Sterlite Technologies Ltd. Prior to joining Vedanta he was Chief Marketing Officer (Domestic and International) and Business Head - Integrated Management System at Sterlite Technologies Ltd. He has played a significant role in driving various policies and creating a strategic framework for various government reforms for development of exploration, mining and non-ferrous metal sector in the country in the most sustainable manner. Rahul Sharma is an alumni of IIM –Ahmedabad Executive General Management program, has an MBA in Marketing and a B.E. in Electronics and Communication

Bharat Goenka was appointed as Deputy Chief Financial Officer of our aluminium business in July 2017 taking care of the overall finance function. Prior to joining us, Bharat has worked with Hindustan Unilever Limited for 18 years and Pricewaterhouse Coopers for 3 years. He has extensive experience in various roles across different countries covering the core finance areas of accounting, planning, information technology, controllerships, finance business partnering in areas of supply chain, procurement, customers, among others. Bharat Goenka is a member of the Institute of Chartered Accountants of India.

Steel Business

Pankaj Malhan is the Chief Executive Officer of ESL and joined ESL in October 2018. Pankaj Malhan holds a Bachelor in Technology in Instrumentation & Control from National Institute of Technology, Jalandhar, India, and also has done Post-graduate Diploma in Business Management from XLRI-Xavier School of Management, Jamshedpur, India. Pankaj Malhan joined ESL from Tata Steel, where he was the Head – Engineering and Project. He was responsible for leading Tata Steel’s capital expansion programme in the area of iron making. He has been associated with Tata Group since 2000 and has held various senior management positions at Tata Steel, Tata Blue Scope Steel Limited and Tata power Limited. Prior to joining Tata Group, he has worked with Indian Acrylics Limited and Fisher Rosemount Limited.

None of our directors, other executive officers and signifincant employees are elected or appointed under any arrangement or understanding with any major shareholder, customer, supplier or otherwise

B. Compensation

Compensation of Executive Directors, Executive Officers and Significant Employees

The aggregate compensation we paid our executive directors, executive officers and significant employees for fiscal year 2019 was ₹ 1,432 million ($ 21 million), which includes ₹ 1,193 million ($ 17 million) paid towards salary, bonuses, allowances and other cash payments, ₹ 193 million ($ 3 million) paid and payable for the fair value of share options granted to our executive directors, executive officers and significant employees, and ₹ 46 million ($ 1 million) paid towards benefits such as contributions to the provident fund and superannuation fund. The total compensation paid to our most highly compensated executive director, executive officer or significant employees during fiscal year 2019 was ₹ 247 million ($ 4 million) of which ₹ 168 million ($ 2 million) comprised salary, bonuses, allowances and perquisites ₹ 67 million ($ 1 million) comprised fair value of share options granted and ₹ 12 million ($ 0.17 million) comprised benefits, such as contribution to the provident fund and superannuation fund.

The following table sets forth the compensation paid to our executive directors, executive officers and significant employees in fiscal year 2019, where the disclosure of compensation is required on an individual basis in India or is otherwise publicly disclosed by us:

(₹ in millions)

Name	Salary, Bonuses, Allowances and Perquisites	Fair Value of Share Options granted	Contribution to Provident and Superannuation Funds
Navin Agarwal(1)	168	67	12
Srinivasan Venkatakrishnan(2)	—	—	—
Kuldip Kaura(3)	20	—	—
Tarun Jain	172	17	—
GR Arun Kumar	47	9	2
Dilip Golani	40	7	2
Mansoor Siddiqui(4)	—	—	—
Samir Cairae(5)	87	7	7
Madhu Srivastava(6)	4	1	—
Suresh Bose	16	3	1
Philip Turner	56	1	—
Rajagopal Kishore Kumar	49	8	3
Arun Arora	22	2	1
Scot Caithness	36	—	—
Anup Agarwal	15	3	1
Sunil Duggal	56	11	3
Amitabh Gupta(7)	23	6	1
Laxman Shekhawat(8)	6	1	—
Swayam Saurabh(9)	0.5	—	—
Deshnee Naidoo	45	2	5
Pushpender Singla	18	1	—
Sudhir Mathur(10)	52	6	1
Pankaj Kalra(11)	31	3	—
Ajay Kumar Dixit	56	7	—
Naveen Kumar Singhal	26	7	1
Azad Shaw	10	3	1
P. Ramnath(12)	37	5	—
Pankaj Kumar(13)	6	1	1
Amit Agarwal	9	2	1
Ajay Kapur(14)	4	—	1
Abhijit Pati	36	8	2
Vikas Sharma	24	5	1
Bharat Goenka	18	2	1
Pankaj Malhan(15)	3	—	—
Rahul Sharma(16)	—	—	—
Vivek Rathi(17)	—	—	—

(1)

Sitting fees and commission paid to Navin Agrawal from HZL was ₹ 200,000 and ₹ 1,500,000 respectively during the Fiscal year 2019. In addition to the above, Navin Agarwal received remuneration from Vedanta amounting to ₹ 8 million for fiscal year 2019

(2)

Srinivasan Venkatakrishnan is not paid any remuneration from the Company. The entire remuneration will be received from Vedanta. The remuneration received by Srinivasan Venkatakrishnan from Vedanta for the period from March 1, 2019 till March 31, 2019 is ₹ 10 million. Additionally, Mr. Srinivasan Venkatakrishnan received an amount of ₹ 135 million from Vedanta in lieu of Anglo Gold Ashanti bonus and long term incentive plan as per agreed terms of appointment

(3)	Kuldip Kaura held the position of Chief Executive Officer until August 30, 2018. In addition to the above, Mr. Kuldip Kaura received remuneration from Vedanta amounting to ₹ 38 million
(4)

Mansoor Siddiqui is not paid any remuneration from the Company. The entire remuneration was received from Vedanta. The remuneration received by Mansoor Siddiqui through Vedanta for the period from April 1, 2018 till March 31, 2019 is ₹ 55 million which includes ₹ 54 million towards salary, bonus, allowances & perquisites and ₹ 1 million for share based payments.

(5)	Samir Cairae exited Vedanta on March 31, 2019
(6)	Appointed in the role on December 11, 2018
(7)	Held the role until January 3, 2019
(8)	Appointed in the executive committee on December 11, 2018
(9)	Appointed in the role on January 4, 2019
(10)	Sudhir Mathur exited Vedanta Limited in April 2019
(11)	Pankaj Kalra exited Vedanta Limited in April 2019
(12)	Held the role till March 10, 2019
(13)	Appointed in the role on March 11, 2019
(14)	Ajay Kapur joined Vedanta Limited as Chief Executive Officer - Aluminium & Power on March 4, 2019
(15)	Appointed in the role on December 11, 2018
(16)	Rahul Sharma was appointed in April, 2019
(17)	Vivek Rathi was appointed on current role on April 12, 2019

The aggregate compensation paid or payable to our non-executive directors for fiscal year 2019 was ₹ 50 million ($ 1 million), which comprised ₹ 5 million ($ 0.07 million) in sitting fees and ₹ 45 million ($ 1 million) in commissions.

In December 2016, our Company introduced an Employee Stock Option Scheme by awarding our Company options to our selected employees. Under this scheme, the vesting of options is based on our Company’s performance as against our industry competitors and based on total shareholder return, for which the vesting percentage is determined over a three year performance period from the date of grant. In September 2017, the Employee Stock Option Scheme was launched with an additional performance condition of sustained earnings before interest, taxes, depreciation and amortization (EBITDA) for which the vesting percentage is determined over a three year financial year performance period, and was launched again, with similar performance conditions in November 2018. The Vedanta Conditional Cash Awards (Cash Plan) was introduced in November 2018 under the parent scheme “Employee Stock Option Scheme 2016” linked to Vedanta’s share price for the selected employees who are not covered under the Vedanta Employee Stock Option Scheme. The Vedanta Conditional Cash Awards (Cash Plan) is based on the same performance conditions as the Vedanta Employee Stock Option Scheme 2018 and the employees covered under the plan receive cash as per vesting and performance conditions instead of shares for which the vesting percentage is determined over three-year performance period from the date of grant of such units.

Outstanding Awards or Options

As of March 31, 2019, our directors, executive officers and significant employees as a group held options under the Vedanta Limited Employee Stock Option Scheme to acquire an aggregate of 3,502,900 ordinary shares of Vedanta Limited representing approximately 0.09% of Vedanta Limited’s share capital. The awards are exercisable at the end of the three-year performance period commencing from the date of each grant at an exercise price of ₹ 1 per ordinary share. The awards expire six months after their date of vesting. For more information, see “Vedanta Limited Employee Stock Option Scheme.”

As of March 31, 2019, our executive officers and significant employees as a group held options under the Vedanta Conditional Cash Awards which is Vedanta’s Cash Based Plan to acquire an aggregate of 207,210 units converted to cash. The employees shall be eligible for the awards at the end of the three year performance period commencing from the date of each grant. For more information, see “Vedanta Limited Cash Based Plan”

As of March 31, 2019, our executive officers and significant employees as a group held options under the Vedanta Resources Limited Conditional Cash Awards 2018 which is Vedanta Resources Cash Based Plan to acquire an aggregate of 380,640 units converted to cash. The employees shall be eligible for the awards at the end of the three year performance period commencing from the date of each grant. The payment upon vesting will be made by Vedanta Resources Limited, UK. For more information, see “- Vedanta Resources Limited Cash Based Plan”.

Employee Benefit Plans

We maintain employee benefit plans in the form of certain statutory and welfare schemes covering substantially all of our employees. As of March 31, 2018 and March 31, 2019, the total amount set aside by us to provide pension, retirement or similar benefits was ₹ 2,748 million and ₹ 2,661 million ($ 38 million), respectively.

Provident Fund

In accordance with Indian law, all of our employees in India are entitled to receive benefits under the provident fund, defined contribution plan and defined benefit plan (owned trust) to which both the Company and the employee contribute monthly at a pre-determined rate (currently 12.0% of the employee’s base salary). These contributions are made to the provident fund and we also participate in defined contribution schemes in Australia, Namibia, South Africa and Ireland. We have no further obligation under these schemes apart from our regular contributions, except in case of funds classified as defined benefit plan. We contributed an aggregate of ₹ 1,029 million and ₹ 1180 million ($ 17 million) to all these schemes in fiscal years 2018 and 2019, respectively.

Gratuity

In accordance with Indian law, we provide for gratuity pursuant to a defined benefit retirement plan covering all of our employees in India. The gratuity plan provides a lump sum payment to vested employees at retirement, disability or termination of employment, in an amount based on the employee’s last drawn salary and the number of years of employment with us. The assets of the plan, to the extent the plan is funded, are held in separate funds managed by the Life Insurance Corporation and a full actuarial valuation of the plan is performed on an annual basis. Our liability for the gratuity plan was ₹ 2,073 million and ₹ 2,022 million ($ 29 million) as at the end of fiscal years 2018 and 2019, respectively.

Post-Retirement Medical Benefits

The scheme is framed with a view to provide medical benefits to the regular employees of BALCO and BMM and their spouses subsequent to their retirement on completion of tenure including retirement on medical grounds and voluntary retirement on contributory basis. This scheme is unfunded. Our liability for the post-retirement medical benefits was ₹ 675 million and ₹ 639 million ($ 9 million) as at the end of fiscal years 2018 and 2019, respectively.

Superannuation Fund

It is our current policy for all of our non-unionized employees in a managerial position and above to pay into a superannuation fund a sum equal to 15.0% of their annual base salary which is payable to the employee in a lump sum upon his retirement or termination of employment. We contributed an aggregate of ₹ 201 million and ₹ 220 million ($ 3 million) in fiscal years 2018 and 2019, respectively.

Compensated Absence

Our liability for compensated absences is determined on an undiscounted basis for short term liabilities and on an actuarial basis for long term liabilities, for the entire unused vacation balance standing to the credit of each employee at each calendar year-end. Contributions to such liability are charged to income in the year in which they accrue. Liability for the compensated absences was ₹ 1,483 million and ₹ 1,656 million ($ 24 million) as at the end of fiscal years 2018 and 2019, respectively.

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

The Vedanta Limited ESOS 2017 shall vest three years from the date of the grant based on the Group’s relative total share holder return (TSR) performance against the peer group of resource companies, sustained EBITDA over the three financial years falling within the performance period and continued employment with the Group. These options will be awarded to employees under the Vedanta Limited ESOS with effect from September 1, 2017 for which the vesting condition will be the performance period of 36 months from September 1, 2017 to August 31, 2020.

The Vedanta Limited ESOS 2018 shall vest three years from the date of the grant based on the Group’s relative TSR performance against the peer group of resource companies, sustained EBITDA over the three financial years falling within the performance period and continued employment with the Group. These options will be awarded to employees under the Vedanta Limited ESOS with effect from November 1, 2018 for which the vesting condition will be the performance period of 36 months from November 1, 2018 to October 31, 2021.

Vedanta Limited Cash Based Plan (“CBP”)

In fiscal year 2019, we introduced conditional cash awards under Employee Stock Option Scheme 2016 (ESOS 2016). These are notional units granted to employees and no shares/options issued, the performance conditions will be same as that in stock options granted in fiscal year 2019 i.e. TSR, continued employment with the Group and business performance based onEBITDA set against business plan for the year. The employee will be paid cash in lieu of units vested once the performance conditions are achieved and once the performance period is completed. These options will be awarded to employees under the CBP with effect from November 1, 2018 for which the vesting condition will be the performance period of 36 months from November 1, 2018 to October 31, 2021.

Vedanta Cash Based Plan (“Vedanta CBP”)

In fiscal year 2019, Vedanta Resources introduced Conditional Cash Awards linked to Vedanta Limited. These are notional units granted to employees and no shares/options are issued. The performance conditions will be same as that in stock options granted in fiscal year 2019 i.e. TSR of Vedanta Limited, continued employment with the Group and business performance based on EBITDA of Vedanta Limited set against business plan for the year. The employee will be paid cash in lieu of units vested as per the achievement of performance conditions upon completion of performance period. These options will be awarded to employees under the Vedanta CBP with effect from November 1, 2018 for which the vesting condition will be the performance period of 36 months from November 1, 2018 to October 31, 2021.

The following table summarizes, as of March 31, 2019, the options granted to our directors, executive officers and significant employees under the Vedanta Limited ESOS Scheme:

Name	Shares underlying the Vedanta Limited ESOS,
	Grant date - December 15, 2016(1)	Grant date - September 1, 2017(2)	Grant date - November 1, 2018(3)	Total
Tarun Jain	183,000	111,980	168,650	463,630
GR Arun Kumar	75,000	66,070	124,340	265,410
Dilip Golani	75,000	52,030	80,220	207,250
Samir Cairae	90,000	57,970	—	147,970
Suresh Bose	32,200	22,470	35,960	90,630
Rajagopal Kishore Kumar	72,000	55,150	101,210	228,360
Arun Arora	—	22,440	32,770	55,210
Anup Agarwal	29,600	23,670	43,600	96,870
Sunil Duggal	100,000	75,550	156,130	331,680
Amitabh Gupta	70,900	49,880	78,100	198,880
Sudhir Mathur	—	66,330	121,150	187,480
Pankaj Kalra	—	34,690	58,750	93,440
Naveen Kumar Singhal	70,900	46,250	70,490	187,640
Azad Shaw	23,900	19,820	30,630	74,350
P. Ramnath	—	45,600	64,880	110,480
Pankaj Kumar*	—	24,710	42,300	67,010
Amit Agarwal	16,200	11,240	19,840	47,280
Abhijit Pati	76,000	52,310	79,890	208,200
Vikas Sharma	45,000	38,070	56,400	139,470
Ajay Kumar Dixit	65,000	46,430	82,930	194,360
Bharat Goenka	—	17,450	32,900	50,350
Madhu Srivastava*	—	20,810	36,140	56,950
Total	1,024,700	960,920	1,517,280	3,502,900

*	Pankaj Kumar and Madhu Srivastava were not significant employee in fiscal year 2018. However, they are considered as significant employee for fiscal year 2019.
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

(3)

The underlying shares shall vest three years from the date of grant (October 31, 2021), based on the TSR ranking, sustained business performance based on EBITDA as well as tenure served by employees as per the scheme. The options shall expire after six months from the date of vesting.

The following table summarizes, as of March 31, 2019, the options granted to our directors, executive officers and significant employees under the Vedanta Limited CBP:

Name	Shares Underlying the CBP, Grant date - November 1, 2018(1)
Srinivasan Venkatakrishnana(2)	—
Philip Turner	37,600
Scot Caithness	27,730
Deshnee Naidoo	111,270
Pushpender Singla	30,610
Total	207,210

(1)	The underlying cash based units shall vest three years from the date of grant (October 31, 2021), based on the TSR ranking, sustained EBITDA as well as tenure served by employees as per the scheme
(2)

Srinivasan Venkatakrishnan has been awarded 380,640 units under Vedanta Limited CBP 2018. The underlying cash-based units shall vest three years from the date of grant (October 31, 2021), based on the TSR ranking of Vedanta Limited, sustained EBITDA of Vedanta Limited as well as tenure served by employees as per the scheme. The payment upon vesting will be made from Vedanta Resources Limited, UK.

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

C. Board Practices

Compensation of the Board

Under the Companies Act, 2013, our shareholders must approve the salary, bonus and benefits of all directors at an annual general meeting of the shareholders or through a postal ballot.

Navin Agarwal is entitled to be paid a fixed salary inclusive of base pay, commission and retirement benefits (provident fund, gratuity and superannuation) in addition to which he is eligible for performance incentives (based upon the scheme) to be determined by our Board and perquisites including a housing allowance, medical and insurance reimbursement, club membership fees reimbursement and leave travel concessions for himself and his family and also a commission based on our net profits for a particular fiscal year as determined by our Board, subject to maximum allowable under Indian Law.

Tarun Jain was entitled to be paid a fixed salary inclusive of base pay, house rent allowance, personal allowance, and retirement benefits (provident fund, gratuity and superannuation), in addition to which he was eligible for performance incentives (based upon the scheme) to be determined by our Board and perquisites including medical and insurance reimbursement, club membership fees reimbursement and leave travel concessions for himself and his family. Tarun Jain was entitled to receive a bonus equal to 20.0% of his base pay. He ceased to be whole time director with effect from March 31, 2019 and he continues to be Non-Executive Director from April 1, 2019. In his capacity as Non-Executive Director, in addition to sitting fees, he will be entitled to commission which is subject to the limits as per the Indian Law.

GR Arun Kumar is entitled to be paid a basic salary, house rent allowance, personal allowance, and retirement benefits (provident fund, gratuity and superannuation), in addition to which he is eligible for performance incentives (based upon the scheme) to be determined by our Board and perquisites including medical and insurance reimbursement, club membership fees reimbursement and leave travel concessions for himself and his family. GR Arun Kumar is entitled to receive a bonus equal to 20.0% of his basic salary.

Srinivasan Venkatakrishnan is entitled be paid a base pay, pension allowance of 20.0% on base pay, in addition performance incentives he was eligible for which is to be (based on the scheme) determined by our Board and perquisites including rent free accommodation, club membership, travel trip with spouse, medical and other benefits as per the executed service agreement. He has not been paid any remuneration from the Company, however, the remuneration has been paid by Vedanta.

Composition of the Board

Our Board currently consists of ten directors. Five of our ten directors, namely, Mahendra Kumar Sharma, Lalita D. Gupte, Krishnamurthi Venkataramanan, Aman Mehta and Upendra Kumar Sinha satisfy the “independence” requirements of the NYSE rules. The following table provides a snapshot of the composition of the Board as of the date hereof:

Name	Date of current term	Expiration /Renewal of current term
Navin Agarwal(1)	August 1, 2018	July 31, 2023
Tarun Jain(2)	April 1, 2019	March 31, 2020
Mahendra Kumar Sharma(3)	June 1, 2019	May 3, 2022
Lalita D.Gupte(4)	January 29, 2018	August 10, 2021
G.R Arun Kumar	November 22, 2016	November 21, 2019
Srinivasan Venkatakrishnan(5)	March 1, 2019	August 31, 2021
Krishnamurthi Venkataramanan	April 1, 2017	March 31, 2020
Aman Mehta	May 17, 2017	May 16, 2020
Priya Agarwal	May 17, 2017	May 16, 2020
Upendra Kumar Sinha(6)	March 13, 2018	August 10, 2021

(1)	Navin Agarwal was re-appointed as a Whole Time Director with effect from August 1, 2018 to July 31, 2023 which was approved by the shareholders at the Annual General Meeting held on August 24, 2018.
(2)	Tarun Jain was re-appointed as a Non-Executive Director effective from April 1, 2019 till March 31, 2020 subject to the approval of the shareholders at the ensuing Annual General Meeting.
(3)	Mahendra Kumar Sharma was appointed as a Non Executive Director effective from June 1, 2019 till May 3, 2022 subject to shareholders approval at the ensuing Annual General Meeting.
(4)	Lalita D. Gupte was re-appointed for an additional term of three years effective from January 29, 2018 which was approved by the shareholders at Annual General Meeting held on August 24, 2018.
(5)

Srinivasan Venkatakrishnan was appointed on our Board as Whole Time Director and Chief Executive Officer with effect from March 1, 2019 subject to shareholders approval at the ensuring Annual General Meeting.

(6)

Upendra Kumar Sinha was appointed as a Non Executive Director for a term effective from March 13, 2018 to August 10, 2021 which was approved by the shareholders at Annual General Meeting held on August 24, 2018.

Either we or the director may terminate the respective service contract upon 90 days’ notice to the other party or payment in lieu of the notice period. None of the service contracts provide for benefits upon termination of their employment.

The Non-Executive Director serves as directors on our Board until their resignation or removal from office by a resolution of our shareholders, or upon cessation by virtue of the provision of law or upon incurring disqualification from being directors. Mahendra Kumar Sharma, Lalita D. Gupte, Krishnamurthi Venkataramanan, Aman Mehta, Upendra Kumar Sinha, Tarun Jain and Priya Agarwal do not have any service contracts with the Company.

Committees of the Board

Our equity shares are currently listed and traded on the NSE and the BSE, and our ADSs are currently listed and traded on the NYSE. In addition to compliance with the NYSE corporate governance rules applicable to us as a foreign private issuer, we maintain our corporate governance arrangements in accordance with the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI (LODR) Regulations 2015”) and the Indian regulations as per the requirements of Companies Act, 2013. In particular, we have established an Audit Committee, a Nomination and Remuneration Committee, a Corporate Social Responsibility Committee, a Stakeholders Relationship Committee, Risk Management Committee, Committee of Directors, Finance Standing Committee, Share and Debenture Transfer Committee and Sustainability Committee in accordance with the Indian corporate governance requirements. The composition and general responsibilities of each of these committees are described below.

Audit Committee

During fiscal year 2019, the Audit Committee held 6 meetings.

The Audit Committee currently consists of Lalita D. Gupte as the Chairperson, Mahendra Kumar Sharma, Aman Mehta and Upendra Kumar Sinha as members.

The Committee was re-constituted on May 30, 2019 effective from June 1, 2019 and Lalita D. Gupte continued to be the Chairperson. Mahendra Kumar Sharma was added as a member. Aman Mehta and Upendra Kumar Sinha continued to be the member of the committee.

Each of Lalita D. Gupte, Mahendra Kumar Sharma, Aman Mehta and Upendra Kumar Sinha satisfy the “independence” requirements of Rule 10A-3 of the Exchange Act and the NYSE rules. Lalita D. Gupte is designated as our “audit committee financial expert”, within the requirements of the rules promulgated by the SEC relating to listed-company audit committees.

The key responsibilities of the Audit Committee are to assist the Board in fulfilling its oversight responsibilities in relation to: financial reporting; the effectiveness of the system of risk management and robustness of internal financial controls and risk management framework including cyber security, adequacy and effectiveness of the Company’s legal, regulatory and ethical compliance and governance programs, monitoring the qualifications, expertise, resources and independence of both the internal and external auditors; and assessing the auditors’ performance and effectiveness each year.

The principal duties and responsibilities of our Audit Committee are as follows:

Oversight of financial reporting

•	Overseeing the Company’s financial reporting process and disclosure of its financial information to ensure that the financial statements are true, fair, sufficient and credible;

•	Discuss and review, with the management and auditors, the annual /quarterly financial statements before submitting them to the Board;

•	Discuss and review earnings press releases and the financial information and guidance provided to analysts and ratings agencies;

•	Review key significant issues, tax and legal reports, and management’s report;

•	Review management’s analysis of significant issues in financial reporting and judgments made in preparing the financial statements;

•	Discuss pending technical and regulatory matters that could affect the financial statements with the Management and discuss management plans to implement new technical or regulatory guidelines;

•	Review off-balance-sheet structures, if any;

•	Review draft limited review and audit reports and qualifications, if any;

•	Discuss and review relevant SEC filings and Japanese Filings.

Auditors

•	Appointment of statutory, internal, secretarial, cost and tax auditors, recommending their fees and reviewing their audit reports;

•	Review the independence of the statutory auditor and the provision of audit/non-audit services including audit/non-audit fees paid to the statutory auditor;

•	Independent meetings with statutory auditors.

Internal audit, internal financial controls, risk management

•	Review internal audit observations and monitoring the implementation of any corrective actions identified;

•	Review internal financial control framework;

•	Review the performance of the internal audit function and internal audit plan;

•	Review the risk management framework, cyber security, risk profile, significant risks, risk matrix and resulting action plans;

•	Review significant audit risks with the statutory auditor during interim review and year-end audit;

•	Consider statutory audit findings and review significant issues raised;

•	Review related party transactions;

•	Review management discussion and analysis of financial condition and results of operations.

Governance

•	Review minutes summary reports from subsidiary company audit committees;

•	Review intercorporate loans, advances, guarantees,

•	Review ethics (whistle blower, sexual harassment, insider Trading) and statutory compliances;

•	Review its own charter and processes;

•	Review notices received from statutory authorities and the management’s response;

•	Consider regulatory updates;

•	Review feedback from the Audit Committee’s performance evaluation;

Nomination and Remuneration Committee

During fiscal year 2019, the Nomination and Remuneration Committee held 5 meetings.

The Nomination and Remuneration Committee comprises of Aman Mehta as the Chairman and Lalita D. Gupte, Mahendra Kumar Sharma and Navin Agarwal as members. The Nomination and Remuneration Committee was re-constituted on May 30, 2019 by inducting Mahendra Kumar Sharma as a new member of the Nomination and Remuneration Committee effective June 1, 2019. Aman Mehta continues to be the Chairman of the Committee and Lalita D Gupte and Navin Agarwal as members.

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

The Nomination and Remuneration Committee is responsible for making recommendations to the Board on the structure, size and composition of the Board, ensuring that the appropriate mix of skills, experience, diversity and independence is present on the Board for it to function effectively. The Nomination and Remuneration Committee also leads the process for new Board appointments, advises the Board on succession planning arrangements and oversees the development of management talent within the Vedanta Group.

Another key objective of the Nomination and Remuneration Committee is to ensure that competitive and fair awards are linked to key deliverables and are also aligned with market practice and shareholders’ expectations. The Nomination and Remuneration Committee ensures that remuneration policies and practices are designed to attract, retain and motivate the Executive Directors and the senior management group, while focusing on the delivery of the Vedanta Group’s strategic and business objectives. The Nomination and Remuneration Committee is also focused on aligning the interests of the Executive Directors and the senior management group with those of shareholders, to build a sustainable performance culture. When setting remuneration for the Executive Directors, the Nomination and Remuneration Committee takes into account the business performance, developments in the natural resources sector and, considering that the majority of the Group’s operations are based in India, similar information for high-performing Indian companies. The Nomination and Remuneration Committee also carries out the entire process of board evaluation

The principal duties and responsibilities of the Nomination and Remuneration Committee are as follows:

Board Composition and Nomination

•	Review and recommend the structure, size and composition (including the skills, knowledge, experience and diversity) of the Board and its Committees;

•	Formulate the criteria / policy for appointment of Directors, Key Managerial Personnel (KMPs) and senior management in accordance with identified criteria;

•	Review and appoint shortlisted candidates as Directors, KMPs and Senior Management (including evaluation of incumbent directors for potential re-nomination) and make recommendations to the Board;

•	Evaluate the balance of skills, knowledge, experience and diversity on the Board for description of the role and capabilities, required for an appointment;

•	Formulate and recommend to the Board the criteria for determining qualifications, positive attributes and independence of a director.

Compensation

•	Recommend to the Board a policy relating to the remuneration of directors (both executive and non-executive Directors), KMP and senior management personnel;

•	Ensure the level and composition of remuneration is reasonable and sufficient to attract, retain and motivate directors of the quality required to run the company successfully;

•	Ensure remuneration meets the appropriate performance benchmarks; and;

•

Ensure remuneration to directors, KMP and senior management involves a balance between fixed and incentive pay reflecting short and long-term performance objectives appropriate to the working of the Company and its goals;

•	Determine remuneration based on the Company’s financial position, trends and practices on remuneration prevailing in the industry as considered appropriate by the NRC;

•

Review of the Company’s Share Based Employee Benefit Scheme(s), if any, including overseeing the administration of the Scheme(s), formulating the necessary terms and conditions for such Scheme(s) like quantum of options/rights to be granted, terms of vesting, grant options/rights to eligible employees, in consultation with management; and allotment shares/other securities when options/rights are exercised etc. and recommend changes as may be necessary

Evaluation of the board, its Committees and individual directors

•

To develop, subject to approval by the Board, a process for an annual self-evaluation of the performance of the Board, its committees and the individual directors in the governance of the Company and to coordinate and oversee this annual self-evaluation;

•	To formulate a criteria for evaluation of independent directors and the Board and carry out evaluation of every Director’s performance and present the results to the Board;

•

To review the performance of all the executive directors, on the basis of detailed performance parameters set for each of the executive Directors at the beginning of the year and present the results to the Board;

•	Action report on suggestions made on evaluation;

•

To maintain regular contact with the leadership of the Company. This should include interaction with the Company’s Leadership Institute, review of data from the employee survey and regular review of the results of the annual leadership evaluation process

Succession Planning and Governance

•	Review succession planning for Executive and Non-Executive Directors and other Senior Management;

•	Establishing policies and procedures to assess the requirements for induction of new members to the Board;

•	To maintain regular interaction and collaborate with the leadership including the human resource team to review the overall HR vision and people development strategy of the company;

•	To review and reassess the adequacy of the Nomination and Remuneration Committee’s charter as required and recommend changes to the Board;

•	To develop and recommend a policy on Board diversity.

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

Corporate Social Responsibility Committee

During fiscal year 2019, the Corporate Social Responsibility Committee held 2 meetings.

Section 135 of the Companies Act, 2013 along with Companies (Corporate Social Responsibility Policy) Rules, 2014 mandates companies with revenue, net worth or profitability beyond a prescribed limit to form a corporate social responsibility committee. This committee should comprise of three or more directors with at least one of them being an independent director The Corporate Social Responsibility Committee re-constituted effective July 12, 2017 with Ravi Kant as the Chairman and Aman Mehta, Krishnamurthi Venkataramanan, Tarun Jain and Priya Agarwal as members. The Corporate Social Responsibility Committee further re-constituted on March 28, 2018 with Ravi Kant as the Chairman and Aman Mehta, Krishnamurthi Venkataramanan, Tarun Jain, Priya Agarwal and Upendra Kumar Sinha as members. Srinivasan Venkatakrishnan was inducted as a member with effect from March 1, 2019. The Committee was further re-constituted on May 30, 2019 wherein Mahendra Kumar Sharma was appointed as Chairperson in place of Ravi Kant who ceased as a Chairperson of the Committee effective June 1, 2019 on completion of his tenure on May 30, 2019. We comply with this rule as four of the seven members of this committee (all of whom are directors on the Board) are independent directors.

The principal duties and responsibilities of our Corporate Social Responsibility (CSR) Committee are as follows:

CSR Policy

•	To formulate and recommend to the Board the CSR Policy indicating the activities to be undertaken by the Company pursuant to the provisions of Companies Act 2013 and the rules made thereunder;

•	To review the the CSR Policy and associated frameworks, processes and practices.

CSR Activities

•	To identify the areas of CSR activities and projects and to ensure that the Company is taking the appropriate measures to undertake and implement CSR projects successfully;

•	To assess the performance and impact of CSR Activities of the Company;

•	To evaluate CSR communication plans.

CSR Budget

•	To decide and recommend to the Board the amount of expenditure to be incurred on CSR activities;

•	To evaluate and monitor actual spent towards CSR Activities is in compliance with the Companies Act 2013.

Stakeholders Relationship Committee

During fiscal year 2019, the Stakeholders Relationship Committee held 1 meeting.

The Stakeholders Relationship Committee currently comprises of Lalita D. Gupte as the Chairperson and Krishnamurthi Venkataramanan, Tarun Jain, GR Arun Kumar, Srinivasan Venkatakrishnan and Upendra Kumar Sinha as members. The Committee was re-constituted on January 31, 2019 with the induction of Srinivasan Venkatakrishnan as a member with effect from March 1, 2019.

Three members of the Committee are Independent Directors, two members are Whole Time Directors and one member is Non-Executive Director. The principal duties and responsibilities of the Stakeholders Relationship Committee follows:

Shareholder grievances

•

Review and timely resolving the grievances of the Security holders related to among others, issue, allotment, transfer/transmission, dematerialization and rematerialization of shares and /or other securities of the Company;

•

Review and timely redressal of all the security holders grievance related to non- receipt of information demanded if any, non-receipt of annual report, non-receipt of declared dividend, issue of new/duplicate share certificates, general meeting etc.;

•	Review from time to time the shares and dividend that are required to be transferred to the Investor Education and Protection Fund (IEPF) Authority;

•	Review and closure of all investor cases.

Enhancing shareholder experience/services

•	Review of measures taken for effective exercise of voting rights by shareholders.

•

Review of the various measures and initiatives taken by the listed entity for reducing the quantum of unclaimed dividends and ensuring timely receipt of dividend warrants/annual reports/statutory notices by the shareholders of the company;

•	Initiatives for registration of email addresses, permanent account numbers and bank mandates and demat of shares

•	Review reports on shareholder satisfaction surveys, if any

•	Monitor the performance and services standards of various services being rendered of/by registrars and transfer agents of the Company.

Shareholding Pattern

•	Review shareholding distribution;

•	Review movement in shareholding pattern;

•	Comparative details on demat and physical holding

Risk Management Committee

During fiscal year 2019, the Risk Management Committee held 4 meetings.

Pursuant to Regulation 21 of the SEBI (LODR) Regulations 2015, the Company has constituted a Risk Management Committee. The Risk Management Committee currently consists of four members, including two Executive Directors, one Non-Executive Director and one member from the Senior Management/ Executive Committee namely Srinivasan Venkatakrishnan, GR Arun Kumar, Tarun Jain and Dilip Golani respectively. Srinivasan Venkatakrishnan was inducted as member with effect from March 1, 2019. Deodatta Padgaonkar is the Risk Officer of the Committee.

The purpose of the Risk Management Committee is to assist the Audit Committee and the Board in fulfilling its corporate governance oversight responsibilities with regard to the identification, evaluation, and mitigation of operational, strategic and external environment risks. The Risk Management Committee has overall responsibility for monitoring and approving the risk policies and associated practices of the Company.

The principal duties and responsibilities of our Risk Management Committee are as follows:

•	Monitor the effective implementation of the risk management framework across various businesses;

•	To ensure that the organization is taking appropriate measures to achieve prudent balance between risk and reward in both ongoing and new business activities;

•	Annually review the risk management policy and risk appetite including cyber security and recommends necessary changes to the Audit Committee or the Board, if any;

•	To evaluate significant and critical risks exposures and assess management’s action to mitigate or manage the exposures in a timely manner.

Sustainability Committee

As a Group we have sought to embed a standardised, high-performance sustainability culture across all our businesses. Our emphasis remains on our philosophy of ‘Zero Harm, Zero Waste and Zero Discharge’. Sustainability being one of our core values and pillar, means giving utmost priority to health and safety, being environmentally responsible and supporting all our communities. The wellbeing and security of our people, the community and the environment is considered in each of the things that we do.

In our endeavour to follow the global best practices, the Board at its meeting held on January 31, 2019 constituted a Sustainability Committee effective April 1, 2019. The duties and responsibilities of the Committee are:

•	To oversee the Company’s sustainability performance and the adequacy of the Company’s sustainability framework

•	Advise the Board on sustainability policies and management system, clearly setting out the commitments of the Company to manage matters of sustainable development effectively;

•	Ensure governance responsibilities related to Sustainability;

•	Outline initiatives required to institutionalize a sustainability culture through involvement of the employees at all levels

•	Advise the Board to enable it to discharge its responsibilities, having regard to the law and the expected international standards of sustainability and governance;

Krishnamurthi Venkataramanan is the Chairperson of the Committee and Upendra Kumar Sinha, Srinivasan Venkatakrishnan, Sunil Duggal and Deshnee Naidoo are members.

Internal Committee

The Board has constituted few internal committees, for ensuring smooth functioning of the Board with the constitution of these committees, the Board ensure that prompt and timely decisions are taken on the matters important for the Company and are delegated to the respective committees. Minutes of each committee meetings are placed before the Board for its noting. The Board also formulates several project specific sub-committees from time to time which ensures speedy implementation and execution of the projects. The Board is updated on each of the meetings of sub-committees as well.

As on March 31, 2019 there are three internal Board committees which are detailed below:

Finance Standing Committee of Directors

The Finance Standing Committee (FSC) supports the Board by considering and approving matters relating to finance, investment, banking, treasury etc. within the overall limits approved by the Board.

The committee is broadly entrusted with the following:

•	Review and approve all policies related to the financial matters of the Company;

•	Review and approve Inter-Corporate Loans, Guarantees and Investments;

•	Authorisation for account operations including bank accounts, demat accounts, trading accounts etc.;

•	To consider and approve treasury related proposals;

•	Approving security related proposals.

The FSC meets on a requirement basis. During the fiscal year 2019, the committee met eight (8) times. The Committee members comprises of GR Arun Kumar, Tarun Jain and Srinivasan Venkatakrishnan was inducted as a member effective June 1, 2019.

Committee of Directors

The Committee of Directors (COD) supports the Board by considering, reviewing and approving all borrowing related proposals, within the overall limits approved by the Board from time to time. The COD enables seamless flow of procedures and assists the Board by catering to various routine requirements. The Committee meets as and when deemed necessary.

The Committee during the fiscal year 2019 met three (3) times. The Committee comprised of Navin Agarwal, Tarun Jain, GR Arun Kumar and Srinivasan Venkatakrishnan was inducted as a member effective June 1, 2019.

Share and Debenture Transfer Committee

The Committee consists of four members, GR Arun Kumar, Pooja Yadava – GM Legal, Anup Agarwal – SVP Corporate Finance and Jagdeep Singh – Senior Corporate Counsel. During the fiscal year 2019 the Committee met twenty (20) times.

The role of Share and Debenture Transfer Committee primarily includes the following:

•	Allotment of shares, debentures or any other securities;

•	Approval of transfer, transmission, deletion and transposition of shares, debentures or any other securities.

D. Employees

See “Item 4 - Information on the Company - B. Business Overview - Our Business - Employees.”

E. Share Ownership for Directors, Executive Officers and Significant Employees:

The following table sets forth information with respect to the beneficial ownership of our equity shares as of June 21, 2019 by each of our directors, executive officers and significant employees and all our directors, executive officers and significant employees as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Equity shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights. The amounts and percentages as of June 21, 2019 are based on an aggregate of 3,717,504,871 equity shares outstanding as of that date.

Name of the Beneficial owner	Number of Shares Beneficially Owned
	As of June 21, 2019
	Number		Percent
Anil Agarwal	1,863,458,132		50.13%
Navin Agarwal	—		—
Lalita D. Gupte	—		—
Krishnamurthi Venkataramanan	—		—
Aman Mehta	474	*
Priya Agarwal	—		—
Upendra Kumar Sinha	—		—
Mahendra Kumar Sharma	—		—
Tarun Jain	—		—
GR Arun Kumar	8000	*
Srinivasan Venkatakrishnan	—		—
Dilip Golani	600	*
Mansoor Siddiqi	—		—
Suresh Bose	865	*
Madhu Srivastava	3182	*
Philip Turner	—		—
Rajagopal Kishore Kumar	—		—
Arun Arora	—		—
Scot Caithness	—		—
Anup Agarwal	475	*
Sunil Duggal	—		—
Laxman Shekhawat	520	*
Swayam Saurabh	—		—
Deshnee Naidoo	—		—
Pushpender Singla	900	*
Ajay Kumar Dixit	1000	*
Vivek Rathi	—		—
Naveen Kumar Singhal	1240	*
Azad Shaw	—		—
Pankaj Kumar	—		—
Amit Agarwal	380	*
Abhijit Pati	—		—
Ajay Kapur	—		—
Vikas Sharma	—		—
Rahul Sharma	600	*
Bharat Goenka	—		—
Pankaj Malhan	—		—
All our directors, executive officers and significant employees as a group	1,863,476,368		50.13%

*	Represents beneficial ownership of less than 1.0%.
(1)

Vedanta is the beneficial owner of 1,863,458,132 equity shares of the Company. See “Item 7 – Major Shareholders and Related Party Transactions” for further details on beneficial ownership of our equity shares.

ITEM 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our equity shares as of June 21, 2019 held by each person who is known to us to have 5.0% or more beneficial share ownership based on an aggregate of 3,717,196,639 equity shares outstanding as of that date which excludes 308,232 pending allotment as they are under dispute.

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

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned
Vedanta (1)	1,863,458,132	50.13%

(1)	Vedanta is the beneficial owner of 1,863,458,132 equity shares of the Company, consisting of:

•	1,280,084,749 equity shares and 24,823,177 ADSs held by Twin Star representing 99,292,708 underlying equity shares;

•	401,496,480 equity shares held by Finsider;

•	44,343,139 equity shares held by Westglobe; and

•	38,241,056 equity shares held by Welter Trading.

During the fiscal year 2019, Vedanta was a traded company. Vedanta was delisted from the official list of the London Stock Exchange on October 1, 2018 and was subsequently re-registered as a private limited company as Vedanta Resources Limited.

Volcan and its subsidaries are the sole shareholders of Vedanta, which in turn is the sole shareholder of VRHL, which in turn is the sole shareholder of each of Twin Star and VRFL. VRFL is the sole shareholder of VRCL, which in turn is the sole shareholder of each of Welter Trading and Richter. Richter is the sole shareholder of Westglobe and the majority shareholder of Finsider. Volcan is wholly beneficially owned by the Trust. Conclave is the trustee of the Trust and the sole registered shareholder of Volcan.

Mr. Anil Agarwal, the Executive Chairman of Vedanta and protector of the Trust, may be deemed to have beneficial ownership of securities that are deemed beneficially owned by the Trust and with effect from October 16, 2014, Mr. Anil Agarwal is one of the beneficiaries of the Trust.

Vedanta, Volcan, the Trust, Conclave and Mr. Anil Agarwal were previously parties to a relationship agreement that was intended to ensure that Volcan, as Vedanta’s controlling shareholder, complies with the independence provisions of the UK Financial Conduct Authority’s listing rules. Subsequent to the Vedanta’s delisting from the Official List of the London Stock Exchange, the Relation Agreement was automatically terminated.

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

	As of March 31,						As on June 21,
Type of Shares	2017		2018		2019		2019
	Number	Percent	Number	Percent	Number	Percent	Number	Percent
Equity shares	1,863,458,132	62.85%	1,863,458,132	50.13%	1,863,458,132	50.13%	1,863,458,132	50.13%

As of June 21, 2019 there were approximately 631,599 holders of our equity shares of which 646 shareholders have registered addresses in the US. As of the same date, 248,918,388 equity shares representing 62,229,597 of our ADSs, representing 6.69% of our outstanding equity shares were held by a total of 9 registered holders of record with addresses in and outside of the US. Since certain of these equity shares and ADSs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the beneficial holders are resident. Each of our equity shares is entitled to one vote on all matters that require a vote of shareholders, and none of our shareholders has any contractual or other special voting rights.

B. Related Party Transactions

The following is a summary of the material transactions we have engaged with our controlling shareholder, Vedanta, and its subsidiaries and other related parties, including those where our management or we have a significant equity interest. In addition, the following contains a discussion of how we intend to handle conflicts of interest and allocations of business opportunities between us and our affiliates, directors and executive officers. For a further discussion of related party transactions, See Note 35 to our consolidated financial statements included elsewhere in this Annual Report.

Related Parties

Volcan and the Agarwal Family

As of June 21, 2019 Volcan and its subsidaries hold 100.0% of the share capital and 100.0% of the voting rights of Vedanta. Volcan is 100.0% beneficially owned and controlled by the Trust. Conclave is the trustee of the Trust and sole registered shareholder of Volcan, and consequently controls all voting and investment decisions of the Trust. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Chairman Emeritus, is the protector of the Trust and with effect from October 16, 2014, is one of the beneficiaries of the Trust. While Vedanta was listed on the London Stock Exchange, Vedanta, Volcan, the Trust, Conclave and Mr. Anil Agarwal were parties to a relationship agreement which was intended to ensure that Volcan, as Vedanta’s controlling shareholder, complied with the independence provisions of the Financial Conduct Authority’s listing rules in the UK. This relationship agreement was automatically terminated on Vedanta’s delisting from the Official List of the London Stock Exchange.

Key Management Personnel

See “Note 35: Related Party Transactions” of Notes to the Consolidated Financial Statements.

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

Relationship agreement between Cairn India Limited (now Vedanta Limited - oil and gas business), TMHL Vedanta and the Company

Cairn India Limited (now Vedanta Limited - oil and gas business), TMHL, Vedanta and the Company entered into a relationship agreement on December 8, 2011. This relationship agreement required each of Vedanta and Vedanta Limited - oil and gas business to exercise all of their respective powers and, so far as they are respectively able to do so, procure that the directors of Vedanta Limited - oil and gas business exercise their respective powers to ensure that: (i) the business of Vedanta Limited - oil and gas business is at all times carried on independently of any other member of Vedanta; (ii) all dealings between Vedanta Limited - oil and gas business and the rest of Vedanta are approved by the Vedanta Limited - oil and gas business audit committee; and (iii) the business of Vedanta Limited - oil and gas business is managed for the benefit of its shareholders as a whole. The parties also agreed to use their reasonable endeavors to ensure that they can comply with their respective obligations under applicable law or under the rules of the stock exchanges on which their securities are traded. This relationship agreement required Vedanta Limited - oil and gas business to provide Vedanta with such information as it may require in order to comply with its legal, regulatory and reporting obligations for so long as Vedanta’s holding in Vedanta Limited - oil and gas business is at least 10.0% of the issued equity share capital of Vedanta Limited - oil and gas business, it is agreed between the parties that, subject to certain limitations and subject to applicable law, Vedanta had the right to require Vedanta Limited - oil and gas business to take such steps as may be reasonably required by it in connection with any sale or disposal of Vedanta Limited - oil and gas business shares by any member of Vedanta. Vedanta Limited - oil and gas business was required to comply with such best practices, principles, standards, policies and provisions that Vedanta reasonably required and approved from time to time. As a result of the Cairn India Merger which became operative on April 11, 2017, the relationship agreement has been terminated.

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

For a further discussion of related party transactions, see “Note 35: Related Party Transactions” of Notes to the Consolidated Financial Statements.

Twin Star Holding Limited and Lisheen Milling Limited

During fiscal year 2016, Lisheen Milling Limited entered into a loan agreement with Twin Star Holding Limited for $ 10 million at an interest rate of 2.1% per annum. The agreement was valid until March 2018. During the fiscal year 2018, the agreement was renewed and was valid until March 2019. The loan is unsecured.

During the fiscal year 2019, the agreement is renewed with an increase in facility of amount upto $ 30 million and is now valid until March 2020.

Twin Star Holding Limited and THL Zinc Limited

During fiscal year 2019, THL Zinc Limited entered into a loan agreement with Twin Star Holding Limited for $ 20 million at an interest rate of 2.25% per annum. The agreement was valid until February 2019. During the current year, the agreement was renewed and is now valid until February 2020. The loan is unsecured. The outstanding balance as on March 31, 2019 was $ 40,000.

Structured investments purchased from Volcan Investments Limited

In December 2018, as part of its cash management activities, Cairn India Holdings Limited (CIHL), a step-down subsidiary of the Company, entered into a tripartite agreement with Volcan and one of its subsidiaries. Under the agreement, CIHL purchased an economic interest in a structured investment for the equity shares of Anglo American Plc (AA Plc), a company listed on the London Stock Exchange, from Volcan for a total consideration of ₹ 38,124 million (GBP 428 million) (US$ 551 million) (of which ₹ 18,159 million (GBP 200 million) (US$ 263 million) has been paid up to March 31, 2019), determined based on an independent third-party valuation. The ownership of the underlying shares, and the associated voting interests, remained with Volcan and the investment would mature in two tranches in April 2020 and October 2020. As part of the agreement, CIHL also received a put option (embedded derivative) from the aforementioned subsidiary, the value of which was not material at initial recognition. Later during the year, certain terms of the aforesaid agreement were modified, and it was converted into a biparty agreement between CIHL and Volcan. The revision in the terms did not have any material effect on the fair value of the instrument on that date.

As per the revised agreement, if the share price of AA Plc remain above the Put exercise price, CIHL would be entitled to an amount determined based on the share price of AA Plc multiplied by 15 million and 11 million shares respectively on the aforementioned two maturity dates. Alternatively, CIHL also has an option to realise the instrument for ₹ 24,751 million (GBP 274 million) (US$ 358 million) and ₹ 17,116 million (GBP 189 million) (US$ 247 million) on the respective maturity dates.

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

Conflicts of Interest and Allocations of Business Opportunities

From time to time, conflicts of interest have in the past and will in the future arise between us and our affiliates, including our controlling shareholder, Vedanta, and other companies controlled by Vedanta, our directors and our executive officers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Relationship with Vedanta.” With respect to transactions between us and our affiliates, directors and executive officers that involve conflicts of interests, we have in the past undertaken and will continue to undertake such transactions in compliance with the rules for interested or related party transactions of the NYSE, NSE and BSE.

As part of our listing with the NYSE, we were required to confirm to the NYSE that we will appropriately review and oversee related party transactions on an ongoing basis. These related party transactions include transactions between us and our controlling shareholder, Vedanta, and its affiliates. The NYSE reviews the public filings of its listed companies as to related party transactions. Under the rules of the NYSE, we are required to have an independent audit committee comprised entirely of independent directors. We have had an independent audit committee comprised entirely of independent directors since our ADSs offering in June 2007. One of the functions of the independent audit committee is to review any related party transactions by us or any of our subsidiaries or affiliates. In addition, under the rules of the NYSE, we are required to obtain shareholder approval for any issuance of our equity shares, or securities convertible into or exercisable for our equity shares, to any related party, except that such approval would not be required for sales of our equity shares to our controlling shareholder or its affiliates in an amount not to exceed 5.0% of the number of our equity shares outstanding prior to such issuance and at a price equal to or greater than the higher of the book or market value of our equity shares.

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

A. Consolidated Statements and Other Financial Information

Please see “Item 18 – Financial Statements” for a list of the financial statements filed as part of this Annual Report.

Legal Proceedings

Except as described below, there are no governmental, legal or arbitration proceedings (including any such proceedings, which are pending, or to our knowledge, threatened) which proceedings we believe could reasonably be expected to have a material adverse effect on our results of operations, cash flows or financial position. See Note 33 to our consolidated financial statements included elsewhere in this Annual Report for more information.

Proceedings against the GoI which has disputed our exercise of the call option to purchase its remaining ownership interest in BALCO

There are certain proceedings that are currently ongoing with respect to the exercise of a call option to acquire the remaining shares of BALCO held by the GoI, in accordance with the terms of the shareholders’ agreement between the GoI and us. The amount claimed under this proceeding is presently unquantifiable. The arbitral tribunal formed under the directions of the High Court of Delhi pronounced an award on January 22, 2011. The award held certain clauses of the shareholders’ agreement to be void, ineffective and inoperative as being in violation of sub section (2) of Section 111A of the Companies Act, 1956. We filed an application before the High Court of Delhi to set aside this award under Section 34 of the Arbitration and Conciliation Act, 1996. Our application is scheduled for hearing on August 2, 2019. See “Item 4 – Information on the Company - B. Business Overview - Our Business - Options to Increase Interests in HZL and BALCO”.

Proceedings against the GoI which has disputed our exercise of the call option to purchase its remaining ownership interest in HZL

We commenced arbitration proceedings against the GoI with respect to exercise of our call option to acquire the remaining shares of HZL held by the GoI, in accordance with the terms of the shareholders’ agreement between the GoI and us. The GoI denied our right to exercise the option on the basis that the shareholders’ agreement contravenes the provisions of Section 111A of the Companies Act, 1956 and is therefore void. The next date of hearing by the arbitral tribunal is yet to be notified. In a related proceeding, the Supreme Court on January 19, 2016 ordered the status quo be maintained with respect to the proposed disinvestment of government interest in HZL until further orders are passed by the Supreme Court. See “Item 4: Information on the Company - B. Business Overview - Our Business - Options to Increase Interests in HZL and BALCO”.

Legal proceedings related to mining operations in the State of Goa

Pursuant to findings in the Justice M.B. Shah Commission Report dated March 15, 2012 on the allegations of illegal mining in the State of Goa, the state government banned iron ore mining operations in Goa on September 10, 2012 and the MoEF suspended environmental clearances of all mining leases within the State of Goa. A writ petition was filed before the Supreme Court of India to initiate action based on the Justice M.B. Shah Commission Report and an interim order was passed by the Supreme Court of India on October 5, 2012 suspending mining operations within Goa.

The Supreme Court of India passed an interim order on November 11, 2013 directing that the Directorate of Mines and Geology verify the inventory of the excavated mineral ores and the Monitoring Committee be constituted to sell the materials through an e-auction and proceeds from the auction to be deposited with the state government. The auction of inventorized ore is yet to be completed.

On April 21, 2014, the Supreme Court passed judgment in the matter lifting the ban with certain stipulations, including directions on mining by the lessees after November 22, 2007 as being illegal, and dumping outside the leased area as being impermissible. The Supreme Court also ordered that an interim buffer zone be fixed at one kilometer from the boundaries of National Parks and Sanctuaries, set an ad-hoc cap on annual excavation at 20 million tons other than from dumps until such time as the final report of Expert Committee on Iron ore is submitted, and also ordered the appropriation of the sale value of e-auctioned inventorized ores by the state government as per stipulated conditions, and the payment of 10.0% of the sale proceeds to the Goan Iron Ore Permanent Fund. The Supreme Court has held that all mining leases in the State of Goa, including those of the Company, had expired in 2007 and consequently, no mining operations can be carried out until renewal/execution of mining lease deeds by the state government. The petition filed by us in May 2014 for the review of the aforesaid judgment in the Supreme Court of India on certain limited issues was subsequently withdrawn by us in September 2014.

On August 13, 2014, the High Court of Bombay, Goa Bench passed a common order directing the State of Goa to renew the mining leases for which stamp duty was collected in accordance with the Goa Mineral Policy (2013) and to decide the other applications for which no stamp duty was collected within three months thereof.

On January 15, 2015, the government of Goa revoked the order suspending mining operations in the State of Goa and MoEF has revoked suspension of environmental clearances in March 2015. Subsequently, the lease deeds for all working leases were executed and registered as of August 2015. We obtained the consent to operate under the Air (Prevention of Pollution) Act and Water (Prevention of Pollution) Act from the Goa State Pollution Control Board and mining plan approval from the Indian Bureau of Mines for these leases, and the Company resumed operations of its mines on August 10, 2015.

On September 10, 2014, the Goa Foundation challenged the High Court order directing the renewal of mining by way of a Special Leave Petition (SLP) before the Supreme Court of India, challenging the judgment of the High Court dated August 13, 2014 directing renewal of mining leases. No stay has yet been granted by the Supreme Court. Another set of SLPs on an identical issue were filed by a local activist. Two writ petitions have also been filed before Supreme Court by Goa Foundation and Sudip Tamankar in September 2015 for setting aside the second renewal of iron ore mining leases in Goa made under section 8 (3) of Mines and Minerals (Development and Regulation) “(MMDR”) Act and challenging the revocation of suspension on mining in State of Goa. The Supreme Court passed its final order in the matter on February 7, 2018 wherein it set aside the second renewal of the mining leases granted by the State of Goa. The Supreme Court directed all lease holders operating under a second renewal to stop all mining operations with effect from March 16, 2018 until fresh mining leases (not fresh renewals or other renewals) and fresh environmental clearances are granted under the MMDR Act.

Separately, the Expert Committee on Iron ore has filed their reports on dump handling and ceiling on annual extractions before the Supreme Court recommending the immediate enhancement of the annual extraction ceiling to 30 million MT, and subsequently to 37 million MT after the development of infrastructure. We have filed an application before the Supreme Court of India, requesting clarification on whether any contributions to the Goa Permanent Iron Ore Fund should be made as per the Supreme Court’s orders, as the central government has introduced a provision to set up social fund known as District Mineral Foundation in states for similar objectives. This application has been withdrawn in view of Judgement dated February 7, 2018. The Expert Committee on Iron ore’s report is yet to be accepted and the matter is pending before the Supreme Court.

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

Penalties levied by the Enforcement Directorate on certain of our directors and us

On August 3, 2004, the Enforcement Directorate levied penalties on certain of our directors and us aggregating to ₹ 347 million ($ 5 million). It was alleged that we transferred an amount of ₹ 2,080 million ($ 30 million) to Twinstar Holdings Limited and invested in Sterlite and MALCO through Twinstar Holdings Limited without the permission of the RBI. We have submitted that Twinstar Holdings Limited obtained the required approvals from the Foreign Investment Promotion Board (“FIPB”) for the investment. We appealed to the appellate tribunal against the Enforcement Directorate’s order for foreign exchange seeking a waiver of the pre-deposit amount, which was equal to 100.0% of the penalty levied, which appeal was allowed by the tribunal. The Enforcement Directorate appealed against this decision of the tribunal to the High Court of Delhi, which referred the matter back to the tribunal to consider the issue afresh. The next date of hearing is July 18, 2019.

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

Separately, in March 2013, the TNPCB (Tamil Nadu Pollution Control Board) ordered the closure of the copper smelter at Tuticorin due to complaints regarding a noxious gas leak by local residents. On April 1, 2013, we filed a petition with the National Green Tribunal challenging the order of the TNPCB on the basis that the plant’s emissions were within permissible limits. The National Green Tribunal passed an interim order on May 31, 2013 allowing the smelter to recommence operations subject to certain conditions, and consequently we recommenced operations on June 16, 2013. The expert committee constituted by the National Green Tribunal submitted a report on the operation of the plant on July 10, 2013 stating that the plant’s emissions were within the prescribed standards. Based on this report, the National Green Tribunal ordered on July 15, 2013 that the smelter could recommence its operations. On August 8, 2013, the National Green Tribunal confirmed its May 31, 2013 order and held that there was no health impact owing to the operations with directions to comply with the recommendations made by the committee to further improve the working of the plant within a time bound schedule. We implemented all the recommendations during fiscal year 2013. However, the TNPCB filed a civil appeals in 2013 against the National Green Tribunal’s interim order dated May 31, 2013 and the final order dated August 8, 2013. V Gopalaswamy, the General Secretary of a political party, MDMK, also filed civil appeals in 2013, which are pending before the Supreme Court of India.

These appeals have been allowed by the Supreme Court and the NGT judgment dated August 8, 2013 has been set aside on grounds of maintainability. However, the Supreme Court has given the Company, liberty to approach the High Court of Madras challenging the orders of TNPCB. We have now approached the High Court of Madras, Principal Bench challenging the impugned orders of TNPCB passed in 2013. This writ petition is next listed for hearing on June 27, 2019.

Proceedings related to the existing copper smelting operations and the proposed expansion project at the Tuticorin plant

The consent to operate for our existing 400,000 TPA copper smelter plant at Tuticorin which was due to expire on March 31, 2018. We filed an application dated January 31, 2018, before the TNPCB for renewal of consent to operate, as per procedure established by law. The TNPCB rejected the said renewal application by its order dated April 9, 2018 (Rejection Order). The Company had filed an appeal before the TNPCB Appellate Authority challenging the Rejection Order, which the Company withdrew after the NGT Order dated December 15, 2018 on account of redundancy of proceedings before this (TNPCB Appellate Authority) forum.

During the pendency of the aforesaid appeal, TNPCB through its order dated May 23, 2018, ordered the disconnection of electricity supply and closure of the existing copper smelter plant with immediate effect. TNPCB passed the said closure order without any prior notice to us, which was due to be served as per the requirements under Section 21(4) of the Air (Prevention and Control of Pollution) Act, 1981 and Rule 34 of the Water (Prevention and Control of Pollution) Rules 1975. Thereafter, the Government of Tamil Nadu, proclaiming and endorsing TNPCB’s Rejection Order, issued orders dated May 28, 2018, with a direction to seal the existing copper smelter plant unit permanently (‘TN Government Order’), without providing any prior notice to us. The Company filed an appeal before National Green Tribunal, Principal Bench at New Delhi challenging the closure order passed by TNPCB as well as the TN Government Order for sealing of the existing plant and the appeal was allowed vide NGT’s judgement dated December 15, 2018. The NGT judgment was challenged before the Madurai Bench of the High Court of Madras (by a writ petition filed by an intervenor, Fathima Babu), which ordered to maintain status quo regarding the closure of the plant at Tuticorin until the State decided on filing of the appeal. The Company challenged the order of the High Court before the Supreme Court. Meanwhile, the State also approached the Supreme Court against the final orders of the NGT ordering the reopening of the plant at Tuticorin.

The Supreme Court on February 18, 2019 set aside the NGT judgment dated December 15, 2018 on the grounds of maintainability, allowing Vedanta Limited the liberty to approach the High Court of Madras to challenge all the orders collectively, stating that no plea of alternative remedy shall be allowed.

Based on the said order, Vedanta Limited has filed a writ petition before the Principal Bench of the High Court of Madras and has additionally filed an application seeking interim relief for care and maintenance of the plant. The matter is now to be heard on June 27, 2019.

Separately, our environmental clearance for the proposed copper smelter plant 2 (expansion project) expired on December 31, 2018. Our application for renewal of such environmental clearance was rejected by the MoEF. Thereafter, we made a new application dated March 12, 2018, before the Expert Appraisal Committee of the MoEF wherein a sub- committee was directed to visit the expansion project site prior to prescribing the terms of reference.

In the meantime, the Madurai Bench of the High Court of Madras in a public interest litigation filed against us by the MoEF and State Industries Promotion Corporation of Tamil Nadu (“SIPCOT”) held through its order dated May 23, 2018, that the application for renewal of the environmental clearance for the expansion project shall be processed after a mandatory public hearing and the said application shall be decided by the competent authority on or before September 23, 2018. In the interim, the High Court ordered us to cease construction and all other activities on site for the proposed expansion project with immediate effect. Separately, SIPCOT through its letter dated May 29, 2018, cancelled 342.22 acres of the land allotted to us for the proposed expansion project, which has been stayed by High Court of Madras. Further, the TNPCB issued orders on June 7, 2018, directing the withdrawal of the consent to establish for the expansion project, which is valid until March 31, 2023.

Hearing the case of expansion project, Madras High Court vide its order dated October 3, 2018 has granted an interim stay in favour of the Company against order of SIPCOT (State Industries Promotion Corporation of Tamil Nadu) dated May 29, 2018, cancelling 342.22 acres of the land allotted to us. The MoEF has updated on its website that Vedanta Limited’s environmental clearance for expansion project will be considered for ToR either upon verdict of the National Green Tribunal (NGT) case or upon filing of a Report from the State Government/ District Collector, Thoothukudi. The Company has also filed Appeals before the TNPCB (Tamil Nadu Pollution Control Board) Appellate Authority challenging withdrawal of CTE by the TNPCB (Tamil Nadu Pollution Control Board), the matter is listed for hearing on July 3, 2019.

Challenge relating to the environmental clearance granted for our expansion plans of refinery in Lanjigarh

On November 20, 2015, the MoEF granted an environmental clearance in line with the Expert Appraisal Committee’s recommendation for the alumina refinery expansion up to 4 mtpa and environmental clearance of up to 6 mtpa, which will be received as an amendment to the existing environmental clearance after the completion of land acquisition of the balance area of 666.03 HA. Further, a Consent to establish for 4 mtpa and Consent to Operate for 2 mtpa has also been granted.

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

Proceedings against us challenging environmental consents received for our expansion project of pig iron, metallurgical coke, sinter plants and power plant in Goa

On March 6, 2012, the High Court of Bombay dismissed a public interest litigation filed by Mr. Ramachandra Vaman Naik and others for quashing an approval issued by the MoEF and the Goa State Pollution Control Board (“GSPCB”) for the expansion project of a pig iron, metallurgical coke, sinter plants and power plant in Goa. On July 26, 2012, Mr. Naik challenged this order by filing a special leave petition before the Supreme Court for an interim stay of the order and for a stay on the construction and operation of the plants in Goa. No stay has been granted in these matters and all respondents have filed their counter–affidavits. The Supreme Court, on November 7, 2016, transferred the matter to the National Green Tribunal, New Delhi for a de novo hearing and disposal. The Supreme Court also set aside the order passed by the High Court without expressing any opinion on the merits of the case. On December 4, 2017, National Green Tribunal heard the matter and disposed with directions to the MoEF to examine if any additional conditions are to be added to the environmental clearances and pass orders expeditiously.

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

Shenzhen Shandong Nuclear Power Construction Co. Limited has commenced arbitration proceedings against us

On February 19, 2012, Shenzhen Shandong Nuclear Power Construction Co. Limited (“SSNP”) filed a petition before the Bombay High Court under section 9 of the Arbitration and Conciliation Act, 1996, alleging non-payment of their dues towards construction of a 210 MW co-generation power plant for a refinery expansion project at Lanjigarh, and filed a claim of ₹ 16,420 million ($ 237 million). This was subsequent to SSNP’s notice for termination of the contract dated February 25, 2011 and legal notice dated February 23, 2012 for recovery of its alleged dues. SSNP also made a request for interim relief. Under the petition, SSNP sought for a restraining order on encashment of the advance bank guarantee, injunction from disposing or creating third party right over plant and machinery at the project site and security for the amount due under the contract. On April 25, 2012, the High Court of Bombay dismissed SSNP’s petition. SSNP appealed against this order and the High Court of Bombay by its order dated December 12, 2012 ordered us to deposit a bank guarantee for an amount of ₹ 1,870 million ($ 27 million) until completion of the arbitration proceedings.

On April 9, 2013, we filed a counterclaim for delays in operations caused for which we argued that SSNP was responsible. Subsequently, SSNP filed an application for an interim award of ₹ 2,020 million ($ 29 million) before the arbitral tribunal, which was not granted. The arbitral award was pronounced on November 9, 2017, wherein the Tribunal awarded an aggregate amount of ₹ 2,210 million ($ 32 million) to SSNP payable within a period of 120 days carrying an interest at the rate of nine per cent (9.0%) from the date of filing of the claim and along with a cost of ₹ 5 million ($ 0.07 million). The tribunal further directed that beyond the said period of 120 days, the award amount shall carry an interest at the rate of fifteen per cent (15.0%) till the realization of the award amount.

Vedanta Limited challenged the award before the High Court of Delhi under section 34 of Arbitration Act. This was dismissed by the court, post which the Company filed an appeal under section 37 before the division bench of the High Court of Delhi. The court granted a stay subject to the deposit of the award amount. Accordingly, we deposited an amount of ₹ 1,522 million with the court, requesting the court to direct SSNP to return the bank guarantee post which the balance amount shall be deposited.

The division bench, on August 30, 2018, dismissed our appeal u/s 37 of Act and vacated all interim orders passed by the court. We challenged the said order of High Court before Supreme Court by way of a special leave petition. In the meantime, SSNP also filed an execution application before the High Court for appropriation of money which was deposited with the court, against which we filed an appeal to get a stay of execution.

The Supreme Court disposed of the SLP passing its final order, on October 11, 2018, partially modifying the Arbitral Award on the interest aspect as under: (i) A uniform rate of 9.00% will be applicable for the INR component of the award amount in entirety till the date of realization (ii) The interest payable on the EUR component of the award amount will be as per LIBOR + 300 basis points on the date of Award, till the date of realization. The aggregate award amount now stands revised at ₹ 2,899 million ($42 million) as on February 28, 2019.

SSNP has now filed a clarification application before the Supreme Court requesting for the original award pronounced by the Tribunal on November 9, 2017, which is yet to be decided by the court.

Proceedings against TSPL relating to its delay in commissioning various units of the power plant

TSPL entered into a long term power purchase agreement with the Punjab State Power Corporation Limited (“PSPCL”) for supply of power. TSPL has a contractual obligation to complete the commissioning of various units of the power plant according to the scheduled timelines agreed in terms of the agreement. According to the terms of the agreement, there are obligations and performances to be met by both PSPCL and TSPL. PSPCL was obligated to fulfill certain conditions including procuring interconnection and transmission facilities, arranging supply of adequate quantity of fuel for the project etc. However, due to the delay in fulfilment of certain obligations and other force majeure reasons, there were delays in implementing the project as compared to the scheduled timelines under the agreement. TSPL received letter from PSPCL, seeking payment of liquidated damages of ₹ 3,176 million ($ 46 million) for each delay in commissioning of Units I, II and III totaling ₹ 9,529 million ($ 138 million).

Subsequently, PSPCL invoked the bank guarantee of ₹ 1,500 million ($ 22 million) towards payment of the liquidated damages on account of delay in completion of the commissioning of Unit I. TSPL filed a petition with the Punjab State Electricity Regulatory Commission (“PSERC”) for quashing of the wrongful claim of liquidated damages and grant of extension of time to complete the commissioning of various units of the power plant. On October 22, 2014, PSERC ordered the matter to be settled through arbitration and allowed the stay on encashment of the bank guarantee until the matter is finally adjudged by the arbitrator. PSPCL submitted an appeal in Appellate Tribunal for Electricity (“APTEL”) against the PSERC order and on May 12, 2015, APTEL disposed the appeal by directing that the matter will be adjudicated by an arbitral tribunal. The arbitral proceedings have concluded on February 15, 2017 and the award was made in TSPL’s favor. Meanwhile, PSPCL has filed an application challenging the award under section 34 of the Arbitration and Conciliation Act, 1996, which is scheduled for hearing on August 7, 2019.

Proceedings against TSPL relating to mega power project benefits

TSPL submitted its bid for setting up a 1980 MW thermal power plant in the state of Punjab under a tariff based international competitive bidding process under a Case-2 Model bidding mechanism in June 2008, which was ultimately awarded to Sterlite Energy Limited (now Vedanta Limited). A PPA was entered between TSPL and PSEB (Punjab State Electricity Board) on September 2008, which is now known as PSPCL. According to the PPA, any increase or decrease in the capital cost of the project on the occurrence of any “Change in Law” (as defined therein) after the cut-off date of June 16, 2008, had to be passed on to PSPCL, if it resulted in change in economic position of TSPL.

At the time of bidding, TSPL was not eligible for the ‘mega power project’ status, however towards the end of 2009, the government policy on mega power projects was amended and various conditions were relaxed making TSPL eligible for the grant of mega power project benefits. TSPL was then granted the mega power project status in 2010 in terms of which TSPL has availed customs and excise duty exemption for import of capital goods during construction of the power plant. As TSPL had become entitled to the mega power project status after the cut-off date, according to PSPCL, the mega power project benefits received by TSPL had to be passed on to PSPCL pursuant to the PPA’s “Change in Law” clause. TSPL’s position was that as of the cut-off date, similar benefits were available to it under India’s foreign trade policy as a non-mega power project and accordingly, its economic position had not altered pursuant to the grant of mega power project status to warrant the passing on of such benefits to PSPCL. TSPL has also produced a number of approval letters issued by various Director General of Foreign Trade offices across India, which extended such benefits to non-mega power projects including government power projects or other public sector undertakings.

PSERC passed a 2:1 majority judgement dated December 2, 2014, holding against TSPL. TSPL thereafter filed an appeal in January 2015 along with a stay application before the APTEL. The appeal was admitted, however, the stay application was rejected by APTEL. Against this rejection of stay application, TSPL filed an appeal in Supreme Court on July 28, 2015. The Supreme Court granted stay order against any recovery of mega power project benefits by PSPCL. The stay granted by the Supreme Court was vacated on February 6, 2017, which led to a deduction of ₹ 2,140 million ($ 31 million) from TSPL’s monthly billing by PSPCL. Upon appeal, Supreme Court directed PSPCL to refund ₹ 500 million ($ 7 million) from the amount deducted from TSPL’s bill subject to final outcome of appeal before APTEL. Following this order, APTEL also granted a stay against further deductions from the monthly billing against a bank guarantee furnished by TSPL.

APTEL dismissed the appeal filed by TSPL and disallowed TSPL’s contentions in its final judgement order dated July 4, 2017. TSPL filed an appeal before the Supreme Court against the adverse final judgement of APTEL. This appeal was admitted by Supreme Court on July 10, 2017 and a stay order was granted against PSPCL’s proposed deduction of ₹ 900 million ($ 13 million) from TSPL’s bills and against the encashment of bank guarantee amounting to ₹ 380 million ($ 5 million) which was furnished by TSPL to PSPCL under APTEL’s order. TSPL filed a clarification application before the Supreme Court of India, which was allowed and PSPCL was directed to refund INR ₹ 500 million ($ 7 million). However, the ongoing monthly deductions on account of mega benefit claim has not been stayed by the Supreme Court. The appeal is pending for further hearing and next date is yet to be notified.

TSPL dispute related to Coal GCV measurement and coal washing

Upon PSPCL’s refusal to pay energy charges to TSPL as per the provisions of a PPA between PSPCL and TSPL dated September 1, 2008, TSPL filed a petition on May 22, 2014, in PSERC against PSPCL claiming charges for washing, unloading, surface transportation, transit loss, finance charges and gross calorific value (“GCV”) loss related to the procurement of coal. PSPCL’s contention was that fuel charges should only include charges billed by the fuel supply company namely Mahanadi Coalfields Limited, whereas TSPL contended that all costs of fuel procurement are to be considered by PSPCL under the PPA, since the obligation to supply fuel for the project is that of PSPCL under Case II Scenario IV bidding procedure of Ministry of Power. PSPCL’s obligation of signing fuel supply agreement with Mahanadi Coalfields Limited and to supply fuel for project was later upheld by APTEL in another case between TSPL and PSPCL and that judgement is subsisting since its operation has not been disturbed in PSPCL’s appeal to Supreme Court of India.

The Supreme Court also dismissed the cross appeal filed by PSPCL, thereby affirming APTEL’s order allowing unloading and shunting charges to be paid by PSPCL. PSERC remand proceedings have commenced pursuant to APTEL’s order dated July 3, 2017, for computation of unloading and shunting charges allowed to TSPL. The order in remand proceedings is now reserved.

PSERC issued the final order on November 23, 2015 denying all the claims made by TSPL. TSPL filed an appeal before APTEL challenging the order of PSERC. On July 3, 2017, APTEL partially allowed the appeal awarding unloading and shunting charges to TSPL although it ruled against TSPL on other claims. TSPL filed an appeal against the APTEL order before the Supreme Court. On March 7, 2018, the Supreme Court allowed TSPL’s appeal and directed PSPCL to pay charges for washing, surface transportation and to measure GCV of coal at TSPL site. However, PSPCL misinterpreting the Supreme Court order, paid only ₹ 160 million (2 million) on account of washing charges. TSPL has filed a Contempt Petition in the Supreme Court. The next date of hearing is July 16, 2019. The claim amount involved is ₹ 10,900 million ($ 158 million).

Petitions filed against BALCO in relation to the alleged encroachment of land on which our Korba smelter is located

BALCO has 1,804.67 acres of government land out of which 1,751 acres is forest land which were given on lease by the state government. The lease deed has not been executed till date. The High Court of Chhattisgarh on February 2010 held that BALCO is in legal possession of 1,805 acres of government land based on which the cabinet of Chhattisgarh recommended the execution of lease deed in favor of BALCO but after approvals for forest land were sought.

With respect to the approvals for forest land, petitions have been filed in public interest before the Supreme Court of India by various individuals and Sarthak, a non-governmental organization alleging that BALCO is using forest land for non-forest activities. The Supreme Court of India referred the matter to the Central Empowered Committee (“CEC”), which recommended an ex post-facto diversion of forest land with payment of net present value of land for which forest compensation was not paid prior to the year 1980. Subsequently, it was alleged that BALCO had cut trees in violation of the Court order and the petitioner filed a contempt petition and the matter was again referred to the CEC. The CEC submitted its report on June 30, 2012 to the Court recommending that a detailed survey should be conducted through Forest Survey of India (MoEF) using high quality remote sensing technique to find out whether any tree felling and/or non-forest use has taken place after February 29, 2008 in the revenue forest land and/or deemed forest in possession of BALCO. In order to expedite the proceedings, BALCO filed an application in the Court seeking direction to pay the net present value of forest land as per the recommendation of the CEC providing an ex-post facto diversion of the 1,751 acres forest land held by BALCO. The CEC has submitted its report dated February 22, 2019 on the ground trothing exercise conducted by the Forest Survey of India (FSI) jointly with BALCO between October 29, 2019 and October 31, 2019.

The matter is likely to be scheduled for hearing before the Supreme Court and the next date is yet to be notified.

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

We filed an application before the High Court of Karnataka, seeking modification of the order in August 2009. However, the application was not taken up for hearing. Subsequently, we filed a special leave petition before the Supreme Court of India against the High Court’s order. In November 2009, the Supreme Court of India ordered the High Court of Karnataka to dispose the application for modification of the order given in August 2009 and ordered us to furnish a bank guarantee towards payment of the forest development tax. In April 2010, we were ordered by the High Court of Karnataka to pay 25.0% of the demand in cash and furnish a bank guarantee for the remaining 25.0%. On January 3, 2016, the High Court of Karnataka passed its final order quashing the forest development tax notification, holding that the rate of forest development tax levied to be 8.0% and directing a refund of the amounts collected from mining lessees other than state government owned companies. The state government of Karnataka appealed against the order before the Supreme Court of India, and another mining lessee also filed a counter appeal in the matter. The matter is pending before the Supreme Court and in the interim, the Supreme Court has stayed the refund of the forest development tax amount as ordered by the High Court.

Meanwhile, the Government of Karnataka legislated the Karnataka Forest Development (Amendment) Act, 2016 (the ‘Amendment Act’) to validate the earlier law making certain amendments with retroactive effect. The Amendment Act has also changed the nomenclature of Forest Development Tax (“FDT”) to Forest Development Fee (“FDF”) with retroactive effect, since the court had previously declared that FDT was a tax and not a fee, as claimed by Government of Karnataka. We challenged the validity of the Amendment Act by way of a writ petition before the High Court of Karnataka. The High Court of Karnataka, on October 4, 2017, struck down the Amendment Act directing refund of the amounts collected. On March 13, 2017, the Supreme Court, in the appeal filed by state of Karnataka against the order of the High Court, has stayed the refund of the amount collected as FDF. On March 21, 2018, the Supreme Court directed that appeals against both the FDT and FDF matters will be heard together. The matter will be listed for hearing in due course.

Demands against HZL by Department of Mines and Geology

The Department of Mines and Geology of the State of Rajasthan issued several show cause notices in August, September and October 2006, aggregating ₹ 3,339 million ($ 48 million) to HZL, claiming unlawful occupation and unauthorized mining of associated minerals other than zinc and lead at HZL’s Rampura Agucha, Rajpura Dariba and Zawar mines in Rajasthan, during the period from July 1968 to March 2006. In response, HZL filed a writ petition against these show cause notices. In October 2006, the High Court issued an order granting a stay and restrained the Department of Mines and Geology from undertaking any coercive measures to recover the penalty. In January 2007, the High Court issued another order granting the Department of Mines and Geology additional time to file their reply and also ordered the Department of Mines and Geology not to issue any orders canceling the lease. The next date of hearing has not yet been fixed.

Demand against BALCO for electricity duty

In February 2010, BALCO received a notice from the Chief Electrical Inspector, Government of Chhattisgarh demanding BALCO to pay ₹ 2,404 million ($ 35 million) from June 2005 to March 2009, towards electricity duty for the generation of power by BALCO’s 540 MW power plant. The notice alleged that BALCO did not submit the eligibility certificate required for exemption from payment of electricity duty. The said exemption was claimed pursuant to a memorandum of understanding entered with the state government and according to the industrial policy 2001-2006. The state level committee recommended that an eligibility certificate be issued to us that will exempt us from paying duty on electricity. The application was filed before Directorate of Industries for granting us exemption from electricity duty and is currently under review. The amount of duty on electricity payable for the period subsequent to March 31, 2009 until March 31, 2019 is ₹ 8,274 million ($ 120 million).

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

Claims for contributions towards the District Mineral Foundation

The District Mineral Foundation was introduced by the MMDR Amendment Act, whereby all mining lease holders are required to pay contributions towards the DMF. The contribution amounts were to be percentage of royalties as prescribed by the central government and were effective from January 12, 2015. In September 2015, a notification was issued by the Ministry of Mines prescribing the rate for the District Mineral Foundation contribution.

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

The Supreme Court through order dated October 13, 2017, held that contribution to DMF in case of minerals other than coal shall take effect from September 17, 2015 and in the case of coal from October 20, 2015 or from the date on which the DMF was established by the state, whichever is later. Pursuant to the Supreme Court order, HZL has challenged the demand for payment between the disputed periods, i.e. from the date when the State of Rajasthan established DMF until the date when the High Court of Rajasthan has granted a stay. In parallel, BALCO has filed a petition before the High Court of Delhi challenging the constitutionality of section 9B(5) and section 9B(6) of the MMDR Act. HZL has also filed an intervention application in the said petition. The matter is listed for hearing on July 17, 2019.

Claim against BALCO for energy development cess

In December 2006, the High Court of Chhattisgarh vide its order dated December 15, 2006, on a writ petition filed by BALCO quashed the provisions relating to imposition of energy development cess on our captive power plants and ordered refund of the cess already collected by the state government. The State of Chhattisgarh filed a special leave petition in the Supreme Court against the order of the High Court. The Supreme Court has issued notice and stayed the refund of the cess already collected pending the disposal of the special leave petition. The matter is listed before the Supreme Court and next hearing date is to be notified. In case the Supreme Court overturns the decision of the High Court, BALCO would be liable to pay an additional amount of Rs. 8,274.3 million ($120 million) as at March 31, 2019.

Show cause notice from the Indian tax authorities for not withholding tax on payments made while acquiring a subsidiary

In March 2014, Cairn India Limited (now Vedanta Limited - oil and gas business) received a show cause notice from the Indian Tax Authorities (“Tax Authorities”) for not deducting withholding tax on the payments made to Cairn UK Holdings Limited (“CUHL”), for acquiring shares of Cairn India Holdings Limited (“CIHL”), as part of their internal reorganization. Tax Authorities have stated in the notice that a short-term capital gain has accrued to CUHL on transfer of the shares of CIHL to Cairn India Limited (now Vedanta Limited - oil and gas business), in the fiscal year 2006-2007, on which tax should have been withheld by Cairn India Limited (now Vedanta Limited - oil and gas business). Pursuant to this, various replies were filed with the tax authorities.

After several hearings, the Income Tax Authority, in March 2015, issued an order holding Cairn India Limited (now Vedanta Limited - oil and gas business) as ‘assessee in default’ and raised a demand of ₹ 204,947 million ($ 2,963 million) (including interest of ₹ 102,473 million ($ 1,482 million). Cairn India Limited (now Vedanta Limited - oil and gas business) had filed an appeal before the First Appellate Authority, Commissioner of Income Tax (Appeals) which through order dated July 3, 2017 confirmed the tax demand against Cairn India Limited (now Vedanta Limited - oil and gas business). Cairn India Limited (now Vedanta Limited - oil and gas business) has challenged the Commissioner of Income Tax (Appeals) order before Income Tax Appellate Tribunal (ITAT).

Cairn India Limited (now Vedanta Limited - oil and gas business) also filed a writ petition before the Delhi High Court wherein it has raised several points for assailing the aforementioned Income tax Authority’s order. The matter is listed for hearing on August 6, 2019 before the High Court of Delhi.

Separately CUHL, on whom the primary liability of tax lies had received an Order from the ITAT in fiscal year 2016 - 2017 holding that the transaction is taxable in view of the clarification made in the Act but also acknowledged that being a retrospective transaction, interest would not be levied. Hence affirming a demand of ₹ 102,473 million ($ 1,482 million) excluding the interest portion that had previously been claimed. The tax department has appealed against this order before the High Court of Delhi.

As a result of the above order from ITAT, the Group considers the risk in respect of the interest portion of claim to be remote. Further, as per the recent recovery notice dated October 12, 2018 received from the Tax Recovery Officer (TRO) appointed for CUHL, tax demand of CUHL of approx. ₹ 49,960 million ($ 722 million) along with interest is outstanding. Further, in the said notice, tax department had also instructed to remit the preference shares redemption amount including dividend payable thereon to the TRO. Accordingly, amount aggregating to ₹ 6,070 million ($ 88 million) has been paid to the TRO on October 26, 2018 thus reducing the liability to ₹ 43,890 million ($ 635 million). Vedanta Limited has also paid interim dividend of fiscal year 2019 of ₹ 40 million ($ 1 million) to the TRO. Accordingly, the Group has revised the contingent liability to ₹ 43,850 million ($ 634 million) as at March 31, 2019 respectively.

In the event, the case is finally decided against Vedanta Limited - oil and gas business, the potential liability as per the order including interest would be ₹ 204,947 million ($ 2,963 million) of which only ₹ 43,850 million ($ 634 million) million is considered as possible.

Separately, but in connection with this litigation, Vedanta has filed a Notice of Claim against the GoI under the UK India Bilateral Investment Treaty (“BIT”). The International arbitration Tribunal passed favorable order on jurisdiction and recently hearing on merits have been completed and order will be passed in due course. The Government of India has challenged the jurisdiction order of Arbitration Tribunal before the High court of Singapore.

The Amalgamation and Re-organization Scheme has been challenged by the Indian tax authorities and others

Subsequent to the effectiveness of the Amalgamation and Re-organization Scheme, special leave petitions challenging the orders of the High Court of Bombay at Goa were filed before the Supreme Court of India by the Commissioner of Income Tax, Goa and the Ministry of Corporate Affairs in July 2013 and in April 2014, respectively. Further, a creditor and a shareholder have challenged the Amalgamation and Re-organization Scheme in the High Court of Madras in September 2013. Further, the Ministry of Mines, GoI have challenged the Amalgamation and Reorganisation Scheme before the High Court of Madras and the High Court of Bombay, Goa Bench, respectively. The Supreme Court of India has admitted the special leave petitions and the matter is likely to be listed on July 1, 2019.

Arbitration proceedings on issues related to the cost recovery of the Ravva block

We along with other joint operation partners (the “Contractor Parties”) are involved in a dispute against GoI relating to the recovery of contractual costs in terms of calculation of payments that the Contractor Parties were required to make in connection with the Ravva field.

The Ravva production sharing contract obliges the Contractor Parties to pay a proportionate share of Oil and Natural Gas Corporation Limited’s (“ONGC”) exploration, development, production and contract costs in consideration for ONGC’s payment of costs related to construction and other activities it conducted in Ravva prior to the effective date of the Ravva production sharing contract (the ‘‘ONGC Carry’’). The question as to how the ONGC Carry was to be recovered and calculated, along with other issues, was submitted to an international arbitration tribunal in August 2002 which rendered a decision on the ONGC Carry in favor of the Contractor Parties whereas four other issues were decided in favor of GoI in October 2004 (the “Partial Award”).

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

Pursuant to the decision of the Federal Court, the Contractor Parties approached the MoPNG to implement the Partial Award while reconciling the statement of accounts as outlined in the Partial Award. GoI failed to implement the Partial Award by way of reconciling accounts as provided in the Partial Award ever since the Federal Court of Malaysia adjudicated in the Contractor Parties’ favor.

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

Because the Partial Award did not quantify the sums, the Contractor Parties approached the same arbitral tribunal to pass a final award in the subject matter since the arbitral tribunal had retained the jurisdiction to do so. The arbitral tribunal was reconstituted and the final award was passed in Cairn’s favor in October 2016, upholding that no further amounts are due from the claimants. The award specifies that each party should bear costs equally. GoI’s challenge against the final award was dismissed by the High Court of Malaysia, Kuala Lumpur. GoI subsequently filed an appeal against the High Court’s decision before the Court of Appeal, Malaysia which was dismissed on September 27, 2018. GoI further appealed against the decision of the Court of Appeal before the Federal Court of Malaysia which was also dismissed on February 28, 2019.

Meanwhile, Vedanta Limited has filed a petition before the High Court of Delhi for the enforcement of the partial award and final award.

While the enforcement petitions were still pending in the High Court of Delhi, GoI issued a notice, dated October 22, 2018, directing the oil marketing companies (OMCs) (who are the offtakers for Ravva) to divert the sale proceeds to GoI’s account towards recovery of alleged short payment of profit petroleum by the JV with interest (Vedanta Limited’s share being $ 64 million). Vedanta Limited has challenged the said recovery notice before the High Court of Delhi wherein the court as an interim measure directed that the OMCs deposit the sale proceeds in the Court and has granted liberty to Vedanta Limited to seek withdrawal of the amounts from the Court upon furnishing a Bank Guarantee of commensurate value. The protem arrangement as ordered by the Court would continue until further court orders. The GoI has now filed an interim application for seeking direction for deposit in Court by the OMCs towards interest on the alleged short payment of profit petroleum, out of which Vedanta Limited’s share is $ 56 million. The interim application filed by GoI and the ONGC carry matter has been listed for hearing on September 4, 2019.

Proceedings, notices and enquires initiated by the Central Excise

The Central Excise department of the GoI had issued in July 2010 an ex-parte notice for reversal of Cenvat credit of ₹ 3,150 million ($ 46 million) along with interest of ₹ 88 million ($ 1 million) for the non-compliance of Rules 4(5a) and 4(6) of the Cenvat Credit Rules, in respect of non-return of job work challans for the period March 1, 2009 to September 30, 2009 within a stipulated time. In addition, it also alleged that we violated the advance license conditions from 2005 to 2009. In 2010, we filed four writ petitions (“WP”) no. 8123, 8135, 9744 and 9755 in the High Court of Madras against the Central Excise department. An associated contempt petition was also filed by us. All the above petitions were heard on July 29, 2010 and the High Court of Madras in relation to WP No. 8123 remanded the matter to be heard and determined afresh by a new set of officers of the Central Excise department. The High Court of Madras granted a stay in relation to WP No. 8135 in so far as relates to job work challan matter and until a fresh enquiry was made. Further, the High Court of Madras dismissed WP No. 9744 and 9755 and the contempt petition.

The Central Excise department deputed the Assistant Commissioner of Central Excise to conduct an enquiry for the alleged non-compliance of Rules 4(5a) and 4(6) of the Cenvat Credit Rules in respect of non-return of job work challans. The Assistant Commissioner of Central Excise served a show cause notice on September 9, 2011. We filed a response before the Assistant Commissioner of Central Excise. After conducting a personal hearing, the Assistant Commissioner passed a favorable order on January 1, 2012 and dropped the entire demand for duty and interest. The department went into appeal before the Commissioner (Appeals) against this order, but the appeal was restricted only to the demand of interest. The Commissioner (Appeals) allowed the appeal on February 25, 2013 on the condition that interest would become applicable only in those cases where goods have not been sent back or cleared from the premises within 180 days from the date of dispatch from the Tuticorin unit. The verification whether any interest is payable or not has been completed and department raised the interest liability of ₹ 2 million ($ 0.03 million) which we have challenged before Tribunal on April 7, 2015 and the case has yet to be listed for hearing.

We filed two writ appeals no. 704 and 705 of 2011 in the High Court of Madras challenging the orders passed with respect to the writ petitions no. 8135 and 9744 of 2010. The writ petitions were admitted on August 1, 2011 and the Court ordered other party to maintain the status quo. In the meanwhile, the Commissioner of Customs, Tuticorin issued a show cause notice in January 2015 based on alleged violation of advance license conditions from 2005 to 2009 expressly mentioning that this show cause notice shall be kept pending and not be adjudicated unless and until directions are obtained from the High Court enabling such adjudication. We filed writ petition no. 626 of 2015 against this show cause notice, which was tied up with writ appeals no. 704 and 705 of 2011 and heard together. Thereafter, regular hearings took place in the High Court, and on March 12, 2015 the High Court gave an interim order, allowing one of the prayers in writ in form of injunction to the Directorate General of Foreign Trade actions in pursuit of the show cause notice received from customs department. During the course of the hearings, writ appeal no. 704 was withdrawn as it has become infructuous as it relates to the job work challan matter which has already been concluded. Writ appeal no. 705 of 2011 and writ petition no. 626 of 2015 were heard on March 11, 2016 and both were dismissed by the final judgment of the High Court dated August 1, 2016, as the High Court held that it did not find any impediment to customs authorities issuing show cause notice on the basis of materials gathered and input received from excise authorities. The High Court also required the Company to respond to the show cause notice dated January 13, 2015 within two weeks from receipt of the order and directed the Commissioner of Customs to conduct proceedings as expeditiously as possible. We have filed a special leave petition against the High Court’s order before the Supreme Court on August 24, 2016. The stay hearing before the Supreme Court on the special leave petition, took place on April 21, 2017 wherein the Supreme Court held that the commissioner of customs, Tuticorin may pass a final order against the notice but that it had to be kept in sealed cover. During hearing before Commissioner of Customs on September 5, 2017, we requested for cross-examination of witnesses and make available certain relevant documents, which was denied. Thereafter, we have filed an appeal before the Customs, Excise and Service Tax Appellate Tribunal (CESTAT) against such rejection. On January 10, 2018, CESTAT allowed cross-examination of witnesses; however, our request to make available relevant documents was rejected. We filed CMA 649 and 650 of 2018 in the High Court of Madras, Madurai Division Bench challenging the order passed by CESTAT. We requested High Court to order Excise authorities to share the communication issued to Customs basis which SCN was issued by Customs. Hearing concluded on June 13, 2019 before High Court and judgement is reserved. Further, we have written a letter to Commissioner on June 14, 2019 requesting to keep adjudication proceedings in abeyance till receipt of High Court Order.

Petitions have been filed in the Rajasthan High Court relating to sales tax

We have filed two writ petitions before the High Court of Rajasthan, seeking to quash the two letters issued by Finance (Tax) department, Jaipur and to set aside the show cause notice issued by the Rajasthan Sales Tax Department, demanding Rajasthan VAT on sales of crude oil alleging that the sales are intra-state sale (as opposed to an inter-state sale). The matter was last heard on May 17, 2016 and the judgement dated July 13, 2016 allowed our petition and held that sale of crude oil should be regarded as interstate sale subject to central states tax and that Rajasthan VAT should not be applicable. Subsequently, the Rajasthan Sales Tax Department filed an appeal before the division bench of the High Court of Rajasthan on September 9, 2016, challenging the previous order. On April 4, 2018, division bench dismissed the petition filed by the Rajasthan Sales Tax Department. The Rajasthan Sales Tax department has now filed a special leave petition (“SLP”) before Supreme Court against the judgment of the Division Bench of the Rajasthan High Court. SLP yet to be listed due to certain defects which needs to be cured by department.

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

Post the order of the nine judge bench, the regular bench of the Supreme Court proceeded with hearing the matters. The regular bench remanded the entry tax matters relating to the issue of discrimination against domestic goods from other States to the respective High Courts for final determination but retained the issue of jurisdiction on levy on imported goods, for determination by regular bench of the Supreme Court. Following the order of the Supreme Court, we filed writ petitions in the High Courts of Rajasthan and Odisha. HZL and BALCO have also filed writ petitions in the High Court of Rajasthan and High Court of Chhattisgarh respectively.

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

In a related matter, the issue pertaining to levy of entry tax on movement of goods into a Special Economic Zone (“SEZ”) remains pending before the High Court of Odisha. Meanwhile, the Government of Odisha further through its SEZ Policy 2015 and the operational guidelines for administration of this policy dated August 22, 2016, exempted entry tax levy on SEZ operations.

Writ petition filed in the Delhi High Court by Cairn India Limited (now Vedanta Limited - oil and gas business) relating to extension of tenure of the Production Sharing Contract for the Rajasthan block

Cairn India Limited (now Vedanta Limited - oil and gas business) filed a writ petition before the High Court of Delhi against the MoPNG, the Directorate General of Hydrocarbons (“DGH”) and ONGC regarding the extension of the tenure for the Production Sharing Contract (“PSC”) for the RJ-ON-90/1 Block (“RJ Block”).

The RJ Block PSC is valid until May 14, 2020. Consistent with the terms of the PSC, given that the RJ Block is also producing natural gas, Cairn India Limited (now Vedanta Limited - oil and gas business) has been requesting an extension of the tenure of the RJ Block PSC for a period of up to 10 years, i.e. until May 14, 2030. ONGC and Cairn’s joint venture partner in the RJ Block, is technically aligned on the recoverable resources potential of the RJ Block beyond the PSC period, until the proposed extension period up to 2030. Cairn India Limited (now Vedanta Limited - oil and gas business) has been making regular requests to the MoPNG for extension of the tenure of the RJ Block PSC since the past few years. However, apart from seeking further technical and financial details, the MoPNG has not yet made a final decision in the matter.

In view of MoPNG’s delay, a writ petition was filed by Cairn on December 11, 2015, seeking relief from the High Court of Delhi. The High Court of Delhi on May 31, 2018 allowed the writ petition, directing GoI to extend the PSC for the RJ Block for a period of ten years beyond the current contract term in accordance with Article 2.1 of the PSC on the same terms and conditions. The decision of the Single Bench was appealed by GoI before the Division Bench High Court of Delhi. The Court ordered that the application filed by Cairn India Limited (now Vedanta Limited - oil and gas business) in May 2018 for seeking extension of the PSC for ten years shall be decided/processed by the GoI under the new extension policy dated April 7, 2017 (“Policy”) within a period of two months, notwithstanding the time prescribed in the Policy. The Court also stayed the order passed by the Single Judge and placed on record that the question of applicability of the Policy was presently left open.

On October 26, 2018, the GoI granted extension of the PSC for a period of ten years under the Policy, subject to the fulfillment of certain conditions. The applicability of the Policy remains sub-judice. The matter is next listed on July 15, 2019.

Writ petition filed in the High Court of Delhi by Cairn India Limited (now Vedanta Limited - oil and gas business) relating to export of crude oil from RJ Block

Cairn India Limited (now Vedanta Limited - oil and gas business) has filed a writ petition before the High Court of Delhi against the Directorate General of Foreign Trade (“DGFT”), MoPNG and Indian Oil Corporation Limited (“IOCL”) for the export of crude oil from the RJ Block.

Due to its nature and composition, RJ Block crude has the potential to be valued higher by refineries in other markets, beyond the prices being received from the GoI nominated buyers, and other domestic, private refiners. Since 2009, Cairn India Limited (now Vedanta Limited - oil and gas business) has been receiving bids from international buyers and refiners offering prices that are an additional $ 3-4 per barrels more than the domestic sale prices for RJ Block crude.

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

On October 18, 2016, the High Court set aside the writ petition. Cairn India Limited (now Vedanta Limited - oil and gas business) filed an appeal against the said order before the division bench of the High Court of Delhi which was also dismissed on November 28, 2018. Vedanta Limited has now filed a Special Leave Petition (“SLP”) before the Supreme Court of India against the dismissal of the writ petition by the Delhi High Court. The matter was heard on April 22, 2019 by the Supreme court and the court directed that notice be issued to GoI and has given four weeks’ time to GoI to revert with its response, post which the matter will be listed for hearing to decide upon the admission of the SLP.

Proceedings related to the steel operations CTO revocation by MOEF

The consent to operate for our steel plant at Bokaro was due to expire on December 31, 2017. ESL filed an application in August 2017, before the Jharkhand State Pollution Control Board (“JSPCB”) for renewal of consent to operate, as per procedure established by law. ESL filed writ petition in High Court of Jharkhand for issuance of directions to JSPCB to consider the consent to operate application at the earliest. The High Court of Jharkhand observed that ESL cannot be made to suffer on account of non-action on the part of the JSPCB and directed JSPCB to take a final decision on the consent to operate. On August 25, 2018 High Court of Jharkhand granted a stay against order of JSPCB where they denied extension of consent to operate. The court granted permission to operate the plant till September 27, 2018 and in the interim asked MoEF to decide on the issue of show cause notice dated June 6, 2012 within 4 weeks. Pursuant to the order of the High Court of Jharkhand on August 25, 2018, MoEF provided ESL an opportunity of personal hearing on October 10, 2018 against the show cause notice dated June 6, 2012. Vide order dated September 20, 2018, MoEF passed an order for revocation of the environmental clearance of ESL. ESL challenged the said order of MoEF by way of writ petition before the High Court of Jharkhand. The High Court of Jharkhand vide its order dated September 27, 2018 stayed the operation, implementation and execution of the order of revocation of environmental clearance and further stated that the impugned order has serious repercussions on ESL which is a running unit and has caused prejudice on account of violations of principles of natural justice. High Court of Jharkhand also allowed ESL to apply for statutory clearance without prejudice to its rights and contentions. Pursuant to this order ESL has applied for forest diversion proposal on October 4, 2018 without prejudice to its rights and contentions.

The proposal is in advance stages and based on the progress of the proposal the interim relief of order dated September 27, 2018 has further been extended vide orders dated May 23, 2019 until the next hearing of July 25, 2019.

Proceedings against us challenging our acquisition of ESL under IBC

Renaissance Steels India Pvt. Ltd (“RSIPL”), an unsuccessful resolution applicant, had challenged the resolution plan submitted by Vedanta Lmited which was approved by the NCLT and the challenge was rejected by the NCLT vide order dated April 17, 2018. RSIPL had further approached the NCLAT wherein the NCLAT upheld the approval of the resolution plan submitted by Vedanta Limited vide order dated August 10, 2018. Further to this, RSIPL approached the Supreme Court against the NCLAT order. The matter is currently pending before the Supreme Court.

Proceedings relating to the cost pass through of the installation and operating costs of flue gas desulphurization units

There is an ongoing litigation where MOEF issued Environment (Protection) Amendment Rules to implement new emission norms for regulation of sulphur and nitrogen oxide emissions in all thermal power plants in India. The timeline of TSPL to implement these guidelines is December 31, 2019. For this, TSPL approached PSPCL since change in law costs are to be transferred to PSPCL as per PPA, but no positive response received from PSPCL in cost pass through matter. PSERC has passed an adverse order in the matter considering that the said notification is not a change in law event. TSPL has filed its appeal in APTEL. Appeal has been admitted in APTEL and the next date of hearing is July 1, 2019. The amounts involved for the capital cost of installation and operation of the FGD units are estimated at ₹ 10,000 million ($ 145 million) and a recurring ₹ 700 million ($ 10 million) per year.

In the meantime, TSPL has applied to the Central Pollution Control Board (“CPCB”), Ministry of Power and the Central Electricity Authority (“CEA”) to grant an extension of the deadline to implement new emission norms. Separately, the Punjab State Government has also written to the central government requesting for extension of deadline for power plants in Punjab including TSPL’s plant. Further, the Supreme Court in a related matter, has also recorded the submissions made by the central government as well as the affidavits filed by various power plants that a more feasible date for FGD installations would be December 2022.

Arbitration proceedings related to ONGC’s obligation to share contract costs

The dispute pertains to inter-party issues between ONGC, Vedanta Limited (“Operator”) and Cairn Energy Hydrocarbons Limited (“CEHL”) (ONGC, Vedanta Limited and CEHL collectively referred to as “Contractor Parties”) in relation to key components of the parties’ contractual relationships, including the Companies’ right to recover Contractor’s Contract Costs incurred as a result of Petroleum Operations and ONGC’s contractual obligation to contribute its Participating Interest (“PI”) share of such costs in the RJ-ON-90/1 Block (“Block”) and the subsequent finalization of accounts for the Block. GoI has taken the position, among other things, that Operator’s annual accounts and statements are not final. The same is due to the Contractor Parties’ divergent views on the Block accounts and non-adoption of the accounts by the Management Committee (“MC”) of the Block. The GoI has directed the Contractor Parties to “finalize Cost Oil”, in the absence of which disputed PP payments should be payable to GoI.

These issues arise from the interpretation and application of the RJ Operating Agreement (“OA”), the RJ PSC.

Vedanta Limited has served a notice of arbitration in accordance with the dispute resolution mechanism prescribed in the PSC and OA to ONGC dated March 1, 2019 and ONGC has responded to the same on April 12, 2019. The Arbitral Tribunal has been constituted in accordance with the procedure prescribed in the PSC. ONGC has also filed an application under Section 9 of the Arbitration and Conciliation Act, 1996 seeking interim relief before the High Court of Delhi which is listed for hearing on July 25, 2019.

Legal actions by Indian Income tax Authorities for additional income tax

Income tax returns submitted by companies are subject to a comprehensive review and challenge by the tax authorities. There are appellate procedures available to both the tax authorities and taxpayers and it is not uncommon for significant or complex matters in dispute to remain outstanding for several years before they are finally resolved by the High Court or the Supreme Court of India. There are certain income tax legal proceedings which are pending against us. Potential liabilities, if any have been adequately provided for and we do not currently estimate any material incremental tax liability in respect of these matters. The Company and certain of its operating subsidiaries have been issued demands by the income tax authorities, principally in respect of tax holidays and disallowances of expenditures relating to exempt income, amounting to ₹ 65,610 million and ₹ 73,898 million ($1,069 million) as at March 31, 2018 and March 31, 2019, respectively.

Legal actions by third parties, Indian sales tax, excise and related tax authorities for additional sales tax, excise and indirect duties

The Group is subject to various claims and exposures which arise in the ordinary course of conducting and financing its business from the excise, indirect tax authorities and other authorities. These claims and exposures mostly relate to the assessable values of sales and purchases or to incomplete documentation supporting the companies’ returns or other claims.

The approximate total value of claims against the Group is ₹ 67,079 million and ₹ 71,968 million ($ 1,041 million) as at March 31, 2018 and March 31, 2019 respectively.

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

The Board of Directors may declare interim dividend during any financial year or at any time during the period from closure of financial year till holding of the annual general meeting out of the surplus in the profit and loss account or out of profits of the financial year for which such interim dividend is sought to be declared or out of profits generated in the financial year till the quarter preceding the date of declaration of the interim dividend.

Under the Companies Act 2013, dividends in respect of a fiscal year may be paid out of the profits of a company in that fiscal year or out of the undistributed profits of previous fiscal years or both, after providing for depreciation in the manner provided for in the Companies Act, 2013. The Companies Act, 2013 and the Companies (Declaration and Payment of Dividend) Rules, 2015 provide that in the event of inadequacy or absence of profits in any year, a company may declare dividends out of its free reserves subject to the following conditions:

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

Dividends paid to non-resident holders of ADSs are not presently subject to tax in the hands of the recipient. However, the company that is distributing the dividend is liable to pay a “dividend distribution tax” at the rate of 15.0% (on a gross basis) plus a surcharge of 10.0% and an education cess at the rate of 3.0%. According to the Finance (No. 2) Act, 2014, dividend distribution tax is to be levied on gross distributable surplus amount instead of amount paid net of taxes. This resulted in an increase in the dividend distribution tax to more than 20.0%, from 16.995% in the earlier years which was applicable to the dividends declared, distributed or paid on or after October 1, 2014. According to the Finance Act 2015, the surcharge on dividend tax has increased from 10.0% to 12.0%, and the effective dividend distribution tax rate is 20.35% with effect from April 1, 2016. The Finance Act, 2018 increased the rate of cess from 3.0% to 4.0% which will result in an effective dividend distribution tax rate of 20.6% from April 1, 2018. Under Section 115O(1A) of the Income Tax Act 1961, an Indian company, subject to certain conditions, can set off the dividend income received from its subsidiaries against the amount of dividend declared and distributed by it to its shareholders, therefore reducing the dividend distribution tax to the extent of such set-off.

Any distribution of additional ADSs or equity shares to resident or non-resident shareholders will not be subject to any Indian tax.

Further the Finance Act 2016 has provided that any income earned by an individual, Hindu Undivided Family (HUF) or a firm, who is a resident in India, by way of dividend declared, distributed or paid by any domestic company in excess of ₹ 1 million in aggregate shall be chargeable to tax at the rate of 10.0% on gross basis on such amount exceeding ₹ 1,000,000. With the introduction of Finance Act 2017, this provision will be applicable only to specified assessees (specified assessee means a person other than domestic company, charitable trusts registered under section 12 A or 10 (23C) of the Finance Act 2017).

Future dividends will depend on our revenue, cash flows, financial condition (including capital position) and other factors. ADSs holders will be entitled to receive dividends payable in respect of the equity shares represented by the ADSs. Cash dividends in respect of the equity shares represented by the ADSs will be paid to the depositary in Indian Rupees and, except as otherwise described under the deposit agreement governing the issuance of our ADSs, will be converted by the depositary into US Dollars. The depositary will distribute these proceeds to ADSs holders. The equity shares represented by the ADSs will rank equally with all other equity shares in respect of dividends. ADSs holders will bear all of the currency exchange rate risk of the conversion of any dividends from Indian Rupees to US Dollars, and a decline in the value of the Indian Rupees as compared to the US Dollar would reduce the US Dollar value of any dividends we pay that are received by ADSs holders.

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

1. Dividend Payout

In every financial year, the Company aims to distribute to its equity shareholders:

i.

The entire dividend income (net of taxes) it receives from its subsidiary, Hindustan Zinc Limited (this does not apply to any one-time special dividends received from Hindustan Zinc Limited which will be at the discretion of the Board) and

ii.

Minimum 30.0% (including taxes, cess, and levies, if any relating to the dividend) of attributable profit after tax (before exceptional items) of the Company excluding its share of profits in Hindustan Zinc Limited for the year. Such profits will be net of dividend payout to preference shareholders, if any.

2. While considering a dividend, the following financial parameters, and internal and external factors shall also be evaluated by the Board:

While considering dividend, the following financial parameters, and internal and external factors shall also be evaluated by the Board:

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

6. Review of Policy

This policy will be reviewed periodically by the Board and if revised, the Company will announce such changes. This Policy is effective from fiscal year 2018.

B. Significant Changes

None

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

As of March 31, 2019, our issued and paid up capital was 3,717,504,871 out of which 3,717,196,639 is listed with the exchanges. Out of our equity shares that were outstanding (including the 248,779,452 equity shares underlying our 62,194,863 ADSs outstanding as of such date) after giving effect to the bonus issue and share split which includes 308,232 equity shares pending allotment as they are under dispute. All our equity shares are registered shares.

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

•

the imputed high and low trading prices for our equity shares, translated into US dollars, based on the Indian Rupee prices for such equity shares as quoted in the official list of each of the NSE and BSE and the noon buying rate of the Federal Reserve Bank of New York on the last business day of each period presented:

	NYSE Price for ADS		Average NYSE daily ADSs share trading	NSE Price per Equity Shares		Average NSE daily Equity share trading	BSE Price per Equity Shares		Average BSE daily Equity share trading
Fiscal year	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume

2014(1)	13.59	4.76	537,824	3.56	1.17	6,757,850	3.55	1.17	947,611
2015	21.36	11.43	197,421	5.11	2.86	6,112,054	5.11	2.86	778,407
2016	14.43	3.52	226,508	3.52	0.88	12,085,613	3.52	0.88	1,483,779
2017	17.34	5.00	255,136	4.29	1.31	13,400,496	4.29	1.31	1,289,988
2018	21.99	13.78	481,231	5.46	3.34	10,521,105	5.46	3.35	882,330
2019	19.05	8.34	627,981	4.53	2.11	13,824,166	4.53	2.11	964,153
2018
1st Quarter	17.19	13.78	511,800	4.29	3.37	12,887,198	4.30	3.37	1,147,010
2nd Quarter	20.92	15.60	465,159	5.12	3.83	10,265,246	5.12	3.83	912,142
3rd Quarter	21.63	17.35	390,208	5.43	4.35	8,327,061	5.43	4.35	690,289
4th Quarter	21.99	17.03	560,527	5.46	4.13	10,651,408	5.46	4.13	780,376
2019
1st Quarter	19.05	13.01	654,311	4.58	3.24	14,247,140	4.58	3.25	995,346
2nd Quarter	13.88	11.58	569,074	3.4	2.77	14,323,754	3.40	2.77	968,737
3rd Quarter	13.23	10.26	647,312	3.55	2.73	13,961,415	3.55	2.73	1,044,370
4th Quarter	11.42	8.34	641,232	2.93	2.11	12,760,982	2.93	2.11	848,522
2020
January 2019	11.42	10.59	513,072	2.86	2.63	9,599,536	2.86	2.63	682,459
February 2019	9.80	8.34	837,075	2.54	2.06	19,636,094	2.55	2.06	1,315,334
March 2019	10.56	9.56	592,201	2.68	2.43	9,477,754	2.68	2.43	558,163
April 2019	11.18	9.53	404,129	2.80	2.35	9,122,048	2.80	2.35	583,674
May 2019	9.81	8.68	519,415	2.47	2.19	12,404,753	2.46	2.19	623,393
June 2019 (through June 21, 2019)	10.08	9.35	560,400	2.50	2.29	8,452,917	2.50	2.29	431,601

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

A. Share Capital

Not applicable

B. Memorandum and Articles of Association

General

Our Company identification number is L13209MH1965PLC291394. Our registered office is presently situated at 1st Floor, C Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai - 400093, Maharashtra, India. The register of members is maintained at the registered office of the Company, office of the Registrar and Share Transfer Agent, Karvy Fintech Private Limited (earlier Karvy Computer Share Private Limited) in Hyderabad.

The corporate legal framework governing companies in India has undergone a change with the enactment of the Companies Act, 2013 (including any statutory modification/ amendments made thereto). The Companies Act, 2013 has replaced the Companies Act, 1956. Majority of the provisions of the Companies Act, 2013 have been notified. Pending the notification of remaining sections of Companies Act, 2013 the corresponding provisions of Companies Act, 1956 continue to be effective including any statutory modifications/ amendments thereto.

Accordingly, the legal framework governing us is the Companies Act, 2013, and rules made thereunder (the “Companies Act”) and the SEBI Regulations including any statutory modification/amendments.

Our activities are regulated by our Memorandum and Articles of Association. In addition to our Memorandum and Articles of Association, our activities are regulated by certain legislation, including the Companies Act, the Securities Contract Regulation Act and the Securities Contracts (Regulation) Rules, 1957, as amended.

Our Memorandum of Association permits us to engage in a wide variety of activities, including all of the activities that we are currently engaged in or intend to be engaged in, as well as other activities. Our objects are set out at clause 3 of our Memorandum of Association. Our Memorandum and Articles of Association were amended following the enactment of Companies Act, 2013. Further, pursuant to the NCLT, Mumbai bench order dated March 23, 2017, the main objects clause of our Memorandum of Association were amended to include the objects as required for the purpose of carrying on the business activities of Cairn. Below listed are the amended clauses:

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

Share Capital

Prior to the Cairn India Merger, our authorized share capital was ₹ 51,270 million divided into 51,270 million equity shares of par value ₹ 1 per equity share. After giving effect to the Cairn India Merger, our authorized share capital changed to ₹ 44,020 million divided into 44,020 million equity shares of par value ₹ 1 per equity share. As of March 31, 2019 our issued share capital was ₹ 3,718 million, divided into 3,717,504,871 equity shares of par value ₹ 1 per equity share. 308,232 equity shares of our total issued capital has not been issued and allotted by us as they are under dispute. In April 2017, pursuant to the Cairn India Merger, equity shares totaling ₹ 753 million were issued to the non-controlling shareholders of Cairn India Limited (now Vedanta Limited - oil and gas business). After issuance of equity shares to the non-controlling shareholders of Cairn India Limited (now Vedanta Limited - oil and gas business), our issued share capital changed to ₹ 3,717 million, divided into 3,717,196,639 equity shares of par value ₹ 1 per equity share which does not include 308,232 equity shares of our total issued capital pending allotment by us as they are under dispute.

As of March 31, 2019, 3,717,504,871 equity shares, par value ₹ 1 per equity share, were issued and outstanding (including 308,232 equity shares which have been issued but pending allotment), of which 248,779,452 equity shares were held in the form of 62,194,863 ADSs. Each ADSs represents four equity shares.

Changes in Capital or our Memorandum of Association and Articles of Association

Subject to the Companies Act, an ordinary resolution may be passed at any general meeting for which notice for the meeting is served within the required period. A special resolution requires that the votes cast in favour of the resolution, whether on a show of hands, or electronically or on a poll, as the case may be, by members who, being entitled so to do, vote in person or by proxy or by postal ballot, are required to be not less than three times the number of the votes, if any, cast against the resolution by members so entitled and voting. Some of the matters to be considered for special resolution includes alteration in articles of association, reduction in share capital, to approve variation of rights of special classes of shares, to issue further shares without pre-emptive rights to non-members or to convert loans or debentures into shares.

The amendments in Companies Act 2013 provides that the items of business that were earlier required to be transacted by means of postal ballot, may be transacted at a general meeting by a company which is required to provide the facility to members to vote by electronic means under section 108, in the manner provided in that section.

The Company may at its discretion transact by means of a postal ballot in respect of any item of business, other than ordinary business and any business in respect of which directors or auditors have a right to be heard at any meeting.

Under our Articles of Association and pursuant to the applicable provisions of the Companies Act, the shares (including any shares forming part of any increased share capital of the company) shall be under the control of the Board of directors of the company, who may allot or otherwise dispose of the same to such persons in such proportion, on such terms and conditions and at such times as the directors think fit and subject to the sanctions of the shareholder in general meeting with full power, to give any person the option to call for or be allotted shares of any class of the company either (subject to the provisions of Section 52 and 53 of the Companies Act, 2013) at a premium or at a par such option being exercisable for such time and for such consideration as the directors thinks fit.

Directors

Under our Articles of Association there is no provision for a director to hold any qualification shares. According to the Companies Act, the age limit for retirement of whole time directors is 70 years, provided that appointment of a person who has attained the age of 70 years may be made by passing a special resolution in which case the explanatory statement annexed to the notice for such motion shall indicate the justification for appointing such person. In case where no such special resolution is passed but votes cast in favour of the motion exceed the votes, if any, cast against the motion and the Central Government is satisfied, on an application made by the Board, that such appointment is most beneficial to the company, the appointment of the person who has attained the age of seventy years may be made. In addition, under the Companies Act, 2013 every listed entity is required to appoint at least one women director. Further, the amended SEBI LODR Regulations requires that the Board of top 500 listed entities shall have atleast one independent woman director by April 1, 2019 and top 1000 listed entities by April 1, 2020. Subsequent to the amendment in SEBI LODR Regulations no listed entity shall appoint a person or continue the directorship of any person as a non-executive director who has attained the age of seventy five years unless a special resolution is passed to that effect and the explanatory to the notice to justify the appointment with effect from April 1, 2019.

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

General Meetings of Shareholders

There are two types of general meetings of shareholders, an annual general meeting and an extraordinary general meeting. We must convene our annual general meeting within 9 months from the date of closing of the first financial year of the Company and in any other case within a period of 6 months from the date of closing of the financial year and must ensure that the intervening period between two annual general meetings does not exceed 15 months. The Registrar of Companies may extend this period in special circumstances at our request. As per the amendments in SEBI LODR Regulations, the top 100 listed entity as per market capitalization shall hold AGM within a period of 5 months from the date of closing of financial year. Further one-way live webcast of the proceedings of the AGM is also required to be provided with effect from April 1, 2019. Extraordinary general meetings may be convened at any time by our directors at their discretion or at the request of our shareholders holding in the aggregate not less than 10.0% of our paid-up capital as on that date which carries voting rights. A notice in writing or through electronic mode to convene a general meeting must set out the date, time, place and agenda of the meeting and must be provided to shareholders at least 21 days prior to the date of the proposed meeting. The requirement of the 21 days notice in writing may be waived if consent to shorter notice in writing or electronic mode is received provided that a general meeting may be called after giving shorter notice than that specified in this sub-section if consent, in writing or by electronic mode, is accorded thereto-

(i) in the case of an annual general meeting, by not less than ninety-five per cent of the members entitled to vote thereat; and (ii) in the case of any other general meeting, by members of the company -

(a) Holding, if the company has a share capital, majority in number of members entitled to vote and who represent not less than ninety-five percent of such part of the paid-up share capital of the company as gives a right to vote at the meeting; or (b) having, if the company has no share capital, not less than ninety-five percent of the total voting power exercisable at that meeting: Provided further that where any member of a company is entitled to vote only on some resolution or resolutions to be moved at a meeting and not on the others, those members shall be taken into account for the purposes of this sub section in respect of the former resolution or resolutions and not in respect of the latter.

Under the Companies Act, general meetings are to be held either at the registered office or at another place within the city, town or village in which the registered office is situated, provided that annual general meeting of an unlisted company may be held at any place in India if consent is given in writing or by electronic mode by all the members in advance. Business may be transacted at a general meeting only when a quorum of shareholders is present. Thirty members personally present, entitled to attend and to vote on the business to be transacted, will constitute a quorum.

The annual general meetings deal with and dispose of all matters prescribed by our Articles of Association and by the Companies Act, including the following ordinary business matters:

•	The consideration of our annual financial statements and report of our directors and auditors;

•	Re-appointment of directors who are liable to retire by rotation;

•	The appointment of auditors and the fixing of their remuneration; and

•	The approval of dividends;

Division of Shares

The Companies Act provides that a company may sub-divide its share capital if its Articles of Association authorize the company to do so by adopting an ordinary resolution in its general meeting.

Our Articles of Association allow us in a general meeting to alter our Memorandum of Association and subdivide all or any of our equity shares into a larger number of shares with a smaller par value than originally fixed by the Memorandum of Association.

Dividends

Under the Companies Act, unless the board of directors recommends the payment of a dividend, the shareholders at a general meeting have no power to declare any dividend. The board of directors may also declare and pay interim dividends. The Board of Directors of a company may declare interim dividend during any financial year or at any time during the period from closure of financial year till holding of the annual general meeting out of the surplus in the profit and loss account or out of profits of the financial year for which such interim dividend is sought to be declared or out of profits generated in the financial year till the quarter preceding the date of declaration of the interim dividend. Provided that in case the company has incurred loss during the current financial year up to the end of the quarter immediately preceding the date of declaration of interim dividend, such interim dividend shall not be declared at a rate higher than the average dividends declared by the company during the immediately preceding three financial years. A company pays dividends recommended by the board of directors and approved by a majority of the shareholders at the annual general meeting of shareholders for the financial year. The shareholders have the right to decrease but not increase the final dividend amount recommended by the board of directors. Listed companies are required to declare and disclose the dividends paid on a per share basis only. The dividend recommended by the board of directors and approved by the shareholders at a general meeting is distributed and paid to shareholders in proportion to the paid up value of their equity shares. The Companies Act provides that shares of a company of the same class must receive equal dividend treatment. Dividends can be paid in cash or by cheque or in any electronic mode to the registered shareholder at a record date or book closure fixed on or prior to the annual general meeting or to his order or his banker’s order. No shareholder is entitled to a dividend while any lien in respect of unpaid calls on any of such shareholder’s shares is outstanding.

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

Under the Companies Act, 2013, dividends in respect of a fiscal year may be paid out of the profits of a company in that fiscal year or out of the undistributed profits of previous fiscal years or both, after providing for depreciation in a manner provided for in the Companies Act, 2013.

No dividend shall be declared or paid by a company for any financial year except out of the profits of the company for that year arrived at after providing for depreciation in accordance with the provisions of sub-section (2), or out of the profits of the company for any previous financial year or years arrived at after providing for depreciation in accordance with the provisions of that sub-section and remaining undistributed, or out of both provided that in computing profits any amount representing unrealized gains, notional gains or revaluation of assets and any change in carrying amount of an asset or of a liability on measurement of the asset or the liability at fair value shall be excluded

The Companies Act, 2013 and the Companies (Declaration and Payment of Dividend) Rules, 2015 provide that in an event of adequacy or absence of profits in any year, a company may declare dividend out of its reserves subject to the fulfillment of the following conditions, such as:

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

According to the Companies Act, 2013 and the Securities and Exchange Board of India (Listing Obligation and Disclosure Requirements) Regulations, 2015 (“SEBI (LODR) Regulations, 2015”) effective December 1, 2015, for listed companies, voting at general meetings has to be done by electronic voting (“e-voting”). For those shareholders who are unable to vote through this facility, the facility of physical voting through ballot papers/ e-voting is provided at the meeting. Upon a poll, the voting rights of each shareholder entitled to vote and present in person or by proxy shall be proportionate to the capital paid-up on each share against our total paid-up capital. In the case of a tie vote, the chairman of the meeting, who is generally the chairman of our Board of directors, has the right to cast a tie-breaking vote.

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

Subject to the Articles of Association, the Companies (Share Capital and Debentures) Rules, 2014, and the Companies Act, the Company is allowed to issue equity shares with different rights subject to compliance with the provisions of the above mentioned rules and the Companies Act.

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

A resolution shall be a special resolution when, the intention to propose the resolution as a special resolution has been duly specified in the notice calling the general meeting or other intimation given to the members of the resolution. A special resolution requires the affirmative vote of not less than three times the number of the votes, if any cast against the resolution by members so entitled and voting in person or electronically or by proxy at a general meeting and casting a vote. The Companies Act provides that to amend the Articles of Association, a special resolution approving such an amendment must be passed in a general meeting. Certain amendments, including a change in the name of the company, to approve reduction of share capital, to approve variation of rights of special classes of shares, to issue further shares without pre-emptive rights to non-members or to convert loans or debentures into shares, to commence any new line of business and dissolution of the company require a special resolution.

The amendments in Companies Act, 2013 provides that the items of business that were earlier required to be transacted by means of postal ballot, may be transacted at a general meeting by a company which is required to provide the facility to members to vote by electronic means under section 108, in the manner provided in that section.

The Company may at its discretion transact by means of a postal ballot in respect of any item of business, other than ordinary business and any business in respect of which directors or auditors have a right to be heard at any meeting.

Distribution of Assets on a Winding-up

In accordance with the Companies Act, all surplus assets remaining after payments are made to employees, statutory creditors, tax and revenue authorities, secured and unsecured creditors and the holders of any preference shares (though not in that order), shall be distributed among our equity shareholders in proportion to the amount paid up or credited as paid-up on such shares at the commencement of the winding-up.

Transfer of Shares

Under the Companies Act, the shares of a public company are freely transferable, unless such a transfer contravenes applicable law or the regulations issued by SEBI. The transferor is deemed to remain the holder until the transferee’s name is entered in the register of members.

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

The requirement to hold the equity shares in book-entry form will apply to the ADSs holders when the equity shares are withdrawn from the depositary facility upon surrender of the ADSs. In order to trade the equity shares in the Indian market, the withdrawing ADSs holder will be required to comply with the procedures described above.

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

Further, if a company without sufficient cause refuses to register a transfer of equity shares within a period of 30 days from the date on which the instrument of transfer or the intimation of transmission, as the case may be, is delivered to the Company, the transferee may within a period of 60 days of such refusal or where no intimation has been received from the Company, within 90 days of the delivery of the instrument of transfer or intimation of transmission, may appeal to NCLT.

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

In addition, the Companies Act provides that the NCLT may direct a rectification of the register of members for a transfer of equity shares which is in contravention of SEBI regulations or any similar law, upon an application by the company, a participant, a depositary incorporated in India, an investor or SEBI.

Further, the amendments in SEBI Regulations mandated that transfer of securities to be carried out in dematerialized form only with effect from December 5, 2018. This was further extended till March 31, 2019.

Disclosure of Ownership Interest

Section 89 of the Companies Act, 2013 (the Companies Act) requires that beneficial owners of shares of companies who are not registered as holders of those shares must make a declaration to the company specifying the nature of his or her or its interest, particulars of the registered holder of such shares and such other particulars as may be prescribed. Failure by a person to comply with Section 89 will not affect the company’s obligation to register a transfer of shares or to pay any dividends to the registered holder of any shares in respect of which the declaration has not been made. For the purpose of this section beneficial interest in a share includes, directly or indirectly, through any contract, arrangement or otherwise, the right or entitlement of a person alone or together with any other person to (i) exercise or cause to be exercised any or all of the rights attached to such share; or (ii) receive or participate in any dividend or other distribution in respect of such share.

Any person, who fails to comply with these requirements without any reasonable cause, shall be punishable with fine which may extend to ₹ 50,000 and where such failure continues, a further fine be extended up to ₹ 1,000 may be levied for each day after the first day during which the failure continues. While it is unclear whether Section 89 applies to holders of ADSs of the Company, investors who exchange ADSs for the underlying equity shares of the Company will be subject to the restrictions under Section 89. The ADSs holders in addition are required to comply with the notifications and disclosures as per the deposit agreement between ADSs holders, the Company and the depository.

On receipt of the declaration, the Company is required to file a return of such declaration in the prescribed form within the prescribed time with the Registrar. If the Company fails to comply with the provisions of Section 89, then the Company and every defaulting officer may be punishable with fine which shall not be less than ₹ 500 but which may extend to ₹ 1,000 and where such failure continues, a further fine of ₹ 1,000 may be levied for each day after the first day during which the failure continues.

Share Register and Record Dates

We maintain our register of members in both electronic and physical modes at our registered office and all transfers of shares should be notified to us at such address. Our register of members is open for inspection during business hours by shareholders without charge and by other persons upon payment of a fee as prescribed under the applicable law.

The register and index of beneficial owners maintained by a depositary under the Depositories Act, 1996 is deemed to be an index of members and register and index of debenture holders. We recognize as shareholders only those persons whose names appear on our register of members and we do not recognize any person holding any equity share or part thereof on trust, whether express, implied or constructive.

To determine which shareholders are entitled to specified shareholder rights, we may close the register of members. For the purpose of determining our shareholders, our register of members may be closed for periods not exceeding in aggregate 45 days in each year but not exceeding 30 days at any one time and we are required to ensure that there is a gap of at least 30 days between the two record dates. In order to determine our shareholders’ entitlement to dividends, it is our general practice to close the register of members for approximately 10 to 20 days before the annual general meeting. The date on which this period begins is the record date. Under the SEBI (LODR) Regulations, 2015 pertaining to NSE and BSE on which our equity shares are listed, we are required to give at least 7 working days’ advance notice to the stock exchange, set a record date and/or close the register of members. The trading of our equity shares and the delivery of shares certificates may continue while the register of members is closed.

Annual Report

At least 21 clear days before an annual general meeting, we must circulate our annual report, which comprises of either a detailed or abridged version of our audited financial accounts, our directors’ report, our corporate governance report, and our auditor’s report, to the shareholders along with a notice convening the annual general meeting. In addition, we must furnish to the exchanges quarterly unaudited or audited results within 45 days after the end of each accounting quarter. We are required to furnish to the exchanges audited financial results for the entire financial year within 60 days of the end of the financial year and to publish our financial results in at least one English language daily newspaper circulating in the whole or substantially the whole of India and also in a daily newspaper published in the language of the region where our registered office is situated. Further as per the amendments in SEBI Regulations with respect to the annual reports for the financial year ending March 31, 2019 onwards, we will be required to send the Annual Report to the stock exchanges along with the notice of AGM not later than the day of commencement of dispatch to the shareholders. We are also required under the Companies Act to make available upon the request of any shareholder our complete balance sheet and statement of profit and loss along with all the subsidiaries.

Under the Companies Act, we must file with the Registrar of Companies our Annual report within 30 days of the date on which the balance sheet and statement of profit and loss were adopted at the annual general meeting and our annual return within 60 days of the conclusion of that meeting.

Related Party Transactions

As per the Companies Act, all related party transactions shall require prior approval of the audit committee. The audit committee may grant omnibus approval for related party transactions proposed to be entered into by the Company subject to certain conditions. The audit committee shall review, at least on a quarterly basis, the details of related party transactions entered into by the Company pursuant to each of the omnibus approvals accorded by the audit committee. The audit committee shall lay down the criteria for granting omnibus approvals in line with the policy on related party transactions of the Company and such approval shall be applicable to transactions which are similar in nature. Prior approval of the shareholders by way of a resolution is required for all the related party transactions which are not in the ordinary course of business and which are not at arm’s length basis.

The amendments in SEBI Listing Regulations provides that all material related party transactions shall require approval of the shareholders through resolution and no related party shall vote to approve such resolutions whether the entity is a related party to the particular transaction or not. Further, the Companies (Amendment) Act, 2017 effective as of May 7, 2018 provides that for transactions other than transactions referred to in section 188 of the Companies Act, and where an audit committee does not approve the transaction, the company shall make its recommendations to the Board. It further provides that in case any transaction involving an amount not exceeding ₹ 10 million is entered into by a director or officer of the company without obtaining the approval of the audit committee and it is not ratified by the audit committee within 3 months from the date of the transaction, such transaction shall be voidable at the option of the audit committee. If the transaction is with a related party to any director or is authorized by any other director, the director concerned shall indemnify the company against any loss incurred due to such transactions. Further, such prior approvals do not apply to transactions between a holding company and its wholly owned subsidiary whose accounts are consolidated with such holding company and placed before the shareholders at the general meeting. Disclosure of material related party transactions and transactions which are not at an arm’s length basis, are required to be included in the annual report along with the justification for entering in to such contracts and arrangements.

Further, as per the amendments in SEBI Listing Regulations all listed entities shall submit within 30 days from the date of publication of its standalone and consolidated financial results for the half year, disclosures of related party transactions on a consolidated basis, in the format specified in the relevant accounting standards for annual results to the stock exchanges where the company is listed and publish the same on its website.

Borrowing Powers

Our directors may raise, borrow or secure the payment of any sums of money for our purposes as they deem appropriate without the consent of shareholders in a general meeting by special resolution, provided that, the aggregate of the money to be borrowed and the principal amount outstanding in respect of money raised, borrowed or secured by us does not exceed 60.0% of the aggregate of our paid up share capital plus free reserves and securities premium. Under the Companies Act, the payment and repayment of money borrowed may be secured in such manner and upon such terms and conditions in all respect as the Board may think fit, by resolution passed at a meeting of the Board and in particular, by the issue of bonds, debentures, debenture stock of the company either unsecured or secured by a mortgage or charge over all or any part of the property of the company (both present and future) including its uncalled capital for the time being, and debentures, debenture stock, bonds and other securities may be made assignable free from any equities between the company and the person to whom the same may be issued.

Corporate Social Responsibility

The Companies Act, 2013, read with the Rules made thereunder, requires companies which meet the requirements of certain thresholds of net worth, turnover or net profits to constitute a Corporate Social Responsibility (“CSR”) Committee and to spend at least 2.0% of average net profits (“net profit” shall not include such sums as may be prescribed, and shall be calculated in accordance with the provisions of section 198) for the three immediately preceding fiscal years on areas of CSR. In the event we are unable to spend the required amount, we will be required to disclose details of amounts spent and, in case of any shortfall in such spending, also state the reasons for the shortfall.

Issue of equity shares and Pre-emptive Rights

Subject to the provisions of the Companies Act and the Articles of Association of the Company with respect to any special rights attaching to any of our equity shares, we may increase our share capital by the allotment or issue of new equity shares with preferred, deferred or other special rights or restrictions regarding dividends, voting, return of capital or other matters as we may from time to time determine by special resolution. We may issue preference shares that are redeemable or are liable to be redeemed at our option or the option of the holder in accordance with our Articles of Association.

Under the Companies Act, new equity shares shall first be offered to existing shareholders in proportion to the amount they have paid up on their equity shares on the date of the offer. The offer shall be made by written notice specifying:

•	the right, exercisable by the shareholders of record, to renounce the equity shares offered in favor of any other person;

•	the number of equity shares offered; and

•	the period of the offer, which may not be less than 15 days and not exceeding 30 days from the date of the offer.

If the offer is not accepted, it is deemed to be declined, and thereafter, the Board is permitted to distribute equity shares not accepted by existing shareholders in the manner it deems beneficial in accordance with the Articles of Association of the Company. Holders of ADSs may not be able to participate in any such offer.

However, under the provisions of the Companies Act, new equity shares may be offered to non-shareholders, if this has been approved by a special resolution and has complied with the applicable rules.

Capitalization of Profits and Reserves

The Articles of Association of the Company allow the directors, with the approval of our shareholders by an ordinary resolution, to capitalize any part of the amount standing to the credit of our reserve accounts or to the credit of our statement of profit and loss or otherwise available for distribution. Any sum which is capitalized shall be appropriated among the shareholders in the same proportion as if such sum had been distributed by way of dividend. This sum shall not be paid out in cash and shall be applied in the following manner:

•	paying up any amount remaining unpaid on the shares held by our shareholders; or

•	Issuing to our shareholders, fully paid bonus equity shares (issued either at par or a premium).

Any issue of bonus equity shares would be subject to section 63 of the Companies Act, and the SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2009 (“ICDR Regulations”), as amended from time to time, which provides that:

•	The company is authorized by its articles of association for issue of bonus shares, capitalization of reserves, etc.;

•	The company has not defaulted in payment of interest or principal in respect of fixed deposits or debt securities issued by it;

•	The company has not defaulted in respect of the payment of statutory dues of the employees such as contribution to provident fund, gratuity and bonus;

•	The outstanding partly paid shares on the date of the allotment of the bonus shares, are made fully paid-up;

•	None of its promoters or directors is a fugitive economic offender;

•

No company shall, pending the conversion of convertible securities, issue any bonus equity shares unless a similar benefit is extended to the holders of such convertible securities through a reservation of equity shares in proportion to such conversion;

•

The bonus issue shall be made only out of free reserves, securities premium account or capital redemption reserve account and built out of the genuine profits or securities premium collected in cash and reserves created by revaluation of fixed assets shall not be capitalized for this purpose;

•	A declaration of bonus equity shares in lieu of dividend cannot be made; and

•	The bonus issue must be implemented within two months from the date of approval by the board of directors.

Purchase of own equity shares

A company may, in accordance with section the Companies Act, the Rules made thereunder and the regulations issued by SEBI in relation to buyback of shares by listed companies may buy-back its own shares out of its free reserves or securities premium account or the proceeds of any shares or other specified securities (other than proceeds of an earlier issue of the same kind of shares or same kind of other specified securities) subject to certain conditions, including:

•	The buy-back must be authorized by the company’s Articles of Association;

•	A special resolution authorizing the buy-back must be passed in a general meeting;

•	The buy-back is limited to 25.0% or less of the company’s total paid up capital and free reserves in a financial year;

•	The ratio of aggregate of secured and unsecured debts owed by the company after such buy-back is not more than twice the paid up capital and its free reserves;

•	The shares or other specified securities for buy-back are fully paid-up;

•	The buy-back of shares or other specified securities listed on any recognized stock exchange is in accordance with the SEBI (Buy-Back of Securities) Regulations, 2018, as amended;

•	The buy-back in respect of shares or other specified securities other than listed shares or specified securities is in accordance with such rules as may be prescribed; and

•	No offer of buy-back shall be made within a period of one year from the date of the closure of the preceding offer to buy back, if any.

The second condition mentioned above would not be applicable if the number of equity shares proposed to be bought back is 10.0% or less of the total paid up equity capital and free reserves and if such buy-back is authorized by the board of directors.

Any equity shares which have been bought back by a Company must be extinguished within 7 days of the last date of completion of buy back. Further, a Company cannot not make a further issue of the same kind of shares or other specified securities including an allotment of new shares within a period of 6 months except by way of a bonus issue or in discharge of our existing obligations such as conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures into equity. The SEBI Buyback regulations provides additional restriction that a company is prohibited from purchasing its own shares or specified securities through any subsidiary company including its own subsidiary companies or through any investment company or group of investment companies or in the event of non-compliance with certain other provisions of the Companies Act, 2013.

SEBI (Buy Back of Securities) Regulations, 2018 (‘SEBI Buyback Regulations’) governs the buy-back through open market purchase through the following methods:

1)

Tender offer: Tender offer means offer by a company to buy-back its shares or other specified securities through a letter of offer from the holders of the shares or other specified securities of the company. A company may buy-back its shares or other specified securities from its existing security-holders on a proportionate basis in accordance with the provisions of Chapter III of the SEBI Buyback Regulations. However, 15.0% of the number of securities which the company proposes to buy back or number of securities entitled as per their shareholding, whichever is higher, shall be reserved for small shareholders. The promoter intending to offer their shares or other specified securities for buy-back shall be required to make specific disclosures such as quantum of shares proposed to be tendered, details of specified transactions as per the regulations etc. Other conditions in relation to filing of the offer document, adhering to the offer procedure, maintaining an escrow account, etc. shall also have to be complied with as per Chapter III of the SEBI Buyback Regulations.

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

ADSs holders will be eligible to participate in a share buy-back in certain cases. An ADSs holder may acquire equity shares by withdrawing them from the depositary facility and then selling those equity shares back to us in accordance with the provisions of applicable law as discussed above. ADSs holders should note that equity shares withdrawn from the depositary facility may only be re-deposited into the depositary facility under certain limited circumstances as specified under the guidelines issued by the GoI and the RBI relating to a sponsored ADSs facility and fungibililty of ADSs. See “Item 10: Additional Information – D. Exchange Controls”.

There can be no assurance that the equity shares offered by an ADSs investor in any buy-back of equity shares by us will be accepted by us. The position regarding regulatory approvals required for ADSs holders to participate in a buy-back is not clear. ADSs investors are advised to consult their Indian legal advisers prior to participating in any buy-back by us, including in relation to any regulatory approvals and tax issues relating to the share buy-back.

Rights of Minority Shareholders

The Companies Act, provides mechanisms for the protection of the rights of the minority shareholder. Where the share capital of a company is divided into different classes of shares and there has been variation in the rights attached to the shares of any class, the holders of not less than 10.0% of the issued shares of that class, who did not vote in favor of a resolution for the variation, have the right to apply to the NCLT to have the variation cancelled and such variation shall not have any effect unless confirmed by the NCLT.

Further, under the Companies Act, the shareholders holding not less than 10.0% of the issued share capital or shareholders representing not less than 10.0% of the total number of members or 100 members, whichever is lesser, provided that they have paid all calls and other sums due on their shares, have the right to apply to the NCLT for an order to bring an end to the matter complained of, on the following grounds of oppression or mismanagement:

•

that the company’s affairs have been or are being conducted in a manner prejudicial to public interest or in a manner prejudicial or oppressive to any member or members or in a manner prejudicial to the interests of the company; or

•

that a material change, not being a change brought about by, or in the interests of, any creditors, including debenture holders or any class of shareholders of the company, has taken place in the management or control of the company, whether by an alteration in its board of directors or management or in the ownership of the company’s shares and by reason of such change, it is likely that the affairs of the company will be conducted in a manner prejudicial to public interest or in a manner prejudicial to its interests or its members or any class of members

Provisions on Squeeze Out of Minority Shareholders

Provisions of section 236 of the Companies Act provide for mechanism of squeeze out of minority shareholders. In the event of an acquirer, or a person acting in concert with such acquirer, becoming registered holder of 90.0% or more of the issued equity share capital of a company, or in the event of any person or group of persons becoming 90.0% majority or holding 90.0% of the issued equity share capital of a company by virtue of an amalgamation, share exchange, conversion of securities or for any other reason, such acquirer, person or group of persons, as the case may be, shall notify the Company of their intention to buy the remaining equity shares.

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

Book-Entry Shares and Liquidity

Our equity shares are compulsorily traded in book-entry form and are available for trading under both depositary systems in India, namely, the National Securities Depository Limited and Central Depository Services (India) Limited. The International Securities Identification Number (ISIN) for our equity shares is INE205A01025.

Liquidation Rights

According to the Companies Act and the Insolvency and Bankruptcy Code, 2016, certain payments have preference over payments to be made to equity shareholders. These payments having preference include payments to be made by the company to its employees, taxes, payments to secured and unsecured lenders and payments to holders of any shares entitled by their terms to preferential repayment over the equity shares. In the event of our winding-up, the holders of the equity shares are entitled to be repaid the amounts of paid up capital or credited as paid upon those equity shares after payments have been made by the company as set out above. Subject to such payments having been made by the company, any surplus assets are paid to holders of equity shares in proportion to their shareholdings.

Takeover Code and SEBI Regulations

Under the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (“Takeover Code”) last amended on December 31, 2018, the acquisition of shares or voting rights or control which entitles the acquirer to exercise 25.0% or more of the voting rights in or control over the target company triggers a requirement for the acquirer to make an open offer at an offer price determined as per the provisions of the Takeover Code. The acquirer is required to make a public announcement for an open offer on the date on which it is has agreed to acquire such shares or voting rights or control. Such open offer shall only be for such number of shares as is required to adhere to the maximum permitted non-public shareholding.

Upon acquisition of shares or voting rights or control in the target company such that the aggregate share-holding of the acquirer (meaning a person who directly or indirectly, acquires or agrees to acquire shares or voting rights or control in a target company either by himself or together with persons acting in concert) is 5.0% or more of the shares or voting rights or control of the target company, the acquirer is required to, within 2 working days of such acquisition of shares or voting rights or receipt of intimation of allotment of shares, disclose their aggregate shareholding and voting rights in the target company to the target company and to the stock exchanges in which the shares of the target company are listed.

Further, an acquirer, who, together with persons acting in concert with him, holds shares or voting rights entitling them to 5.0% or more of the shares or voting rights in a target company must disclose every sale or acquisition of shares representing 2.0% or more of the shares or voting rights of the target company to the target company and to the stock exchanges in which the shares of the target company are listed within 2 working days of such acquisition or sale or receipt of intimation of allotment of such shares. This disclosure is required, in case of a sale, even if such sale results in the shareholding of the acquirer falling below 5.0%. Every person, who together with persons acting in concert with him, holds shares or voting rights entitling him to exercise 25.0% or more of the voting rights in a target company, has to disclose to the company and to stock exchanges, their aggregate shareholding and voting rights as of March 31, in such target company within 7 working days from the end of the financial year of that target company.

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

Where the public shareholding in the target company is reduced to a level below the limit specified in rule 19(2)(b) and / or rule 19A of the Securities Contract (Regulation) Rules, 1957, the target company is required to adopt any of the methods prescribed in the SEBI circular CIR/CFD/CMD/14/2015 dated November 30, 2015 so as to comply with the minimum public shareholding requirements in the manner specified by SEBI. Further, the Takeover Code also provides that an acquirer can make an offer for delisting the Company if such acquirer declares his intention to do so at the time of making the public announcement of an open offer. In other instances, the acquirer will not be eligible to make voluntary delisting offer under the SEBI (Delisting of Equity Shares) Regulations 2009, unless twelve months have elapsed from the date of the completion of offer period.

Since the Company is in India, the provisions of the Takeover Code will apply to the Company and to any person acquiring equity shares or voting rights in the Company. The ADSs entitle ADSs holders to exercise voting rights in respect of the Deposited Equity Shares (as described in the section titled “Voting Rights of Deposited Equity Shares Represented by ADSs”). Accordingly, the requirement to make an open offer of at least 26.0% of the shares of a company to the existing shareholders of the company would be triggered by an ADSs holder where the shares that underlie the holder’s ADSs represent 25.0% or more of the shares or voting rights of the company. We entered into uniform listing agreements with BSE and NSE which were superseded by SEBI (LODR) Regulation 2015, pursuant to which we must report to the stock exchanges any disclosures made to the company pursuant to the Takeover Code.

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

On receipt of the aforesaid notice from the Depositary, our ADSs holders may instruct the Depositary on how to exercise the voting rights for the shares that underlie their ADSs. For such instructions to be valid, the Depositary must receive them on or before a specified date. The Depositary will try, as far as is practical, and subject to the provisions of Indian law and our Memorandum of Association and our Articles of Association, to vote or to have its agents vote in relation to the shares or other deposited securities as per our ADSs holders’ instructions. The Depositary will only vote or attempt to vote as per an ADSs holder’s instructions. The Depositary will not itself exercise any voting discretion. Neither the Depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast, or for the effect of any vote. There is no guarantee that our shareholders will receive voting materials in time to instruct the Depositary to vote and it is possible that ADSs holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Insider Trading Regulations

SEBI through its notification dated December 31, 2018 has rationalized the Insider Trading Regulations. The amendment mainly focuses in providing mechanism for better implementation of the Insider Training Regulations. These changes, made to give effect to the accepted recommendations of the Committee on Fair Market Conduct, make broad- based changes to the regulations, on matters such as specifying the legitimate purposes for sharing unpublished price sensitive information, tracing the flow of such information, inclusive list of designated persons, establishing of process for how and when people are brought ‘inside’ on sensitive transactions etc. The changes in the Regulations were effective from April 1, 2019. Accordingly, we updated our Insider Trading Prohibition Policy, which includes the Code of Conduct to Regulate, Monitor and Report Trading of Securities, Policy and Procedures for Inquiry in case of leak of Unpublished Price Sensitive Information and the Code of Practices and Procedures for fair disclosure of Unpublished Price Sensitive Information and Policy for Determination of Legitimate Purpose.

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

The board has also the power to appoint additional director, however, such appointment shall be subject to approval by the shareholders in the immediate next general meeting

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

Under Indian law no dividend shall be declared or paid by a company for any financial year except out of the profits of the company for that year arrived at after providing for depreciation in accordance with the provisions of sub-section (2), or out of the profits of the company for any previous financial year or years arrived at after providing for depreciation in accordance with the provisions of that sub-section and remaining undistributed, or out of both provided that in computing profits any amount representing unrealized gains, notional gains or revaluation of assets and any change in carrying amount of an asset or of a liability on measurement of the asset or the liability at fair value shall be excluded. If the profits for a year are insufficient, the dividend for that year may be declared out of the accumulated profits earned in previous years and transferred to reserves, subject to the following conditions:

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

v) no company shall declare dividend unless previous losses and depreciation not provided in previous year or years are set off against profit of the company of the current year.

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

The corporate governance requirements which apply to us as a listed company on the NSE and BSE are contained in Regulation 10 to 27 and Regulation 46 of SEBI (LODR) Regulations, 2015 in accordance with the Listing Agreement that we have entered into with the NSE and BSE.

The following table summarizes certain material differences in the corporate governance standards applicable to us under the listing regulations in accordance with the listing agreements with the NSE and BSE as amended and the corporate governance standards for a NYSE-listed company, both to a typical US domestic issuer and the requirements that would be different for us as a foreign private issuer. SEBI, in its meeting held on March 28, 2018 have approved various recommendations of the Kotak Committee report on corporate governance. These recommendations have been notified by the SEBI from time to time for implementation through its various notifications.

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

Regulation 17(1) requires that board of directors have an optimum combination of executive and non-executive directors with at least one woman director. Provided that the Board of the top 500 listed entities shall have at least one independent woman director by April 1, 2019 and the Board of the top 1,000 listed entities shall have at least one independent woman director by April 1, 2020; The top 500 and 1,000 listed entities shall be determined on the basis of market capitalization, at the end of the immediate previous financial year. If the Chairman of the board of directors is an executive director, at least 50.0% of the board of directors should comprise of independent directors. If the Chairman of the board of directors is a non-executive director, then at least one third of the board should comprise of independent directors, provided that where the non-executive Chairman is a promoter of the company or is related to any promoter or person occupying a management position at the board of directors level or at one level below that, at least 50.0% of the board of directors should comprise of independent directors. The Board of the top 1,000 listed entities (with effect from April 1, 2019) and the top 2,000 listed entities (with effect from April 1, 2020) shall comprise of not less than six directors. The top 1,000 and 2,000 listed entities shall be determined on the basis of market capitalization at the end of the immediate previous financial year. No listed entity shall appoint a person or continue the directorship of any person as a non-executive director who has attained the age of 75 years unless a special resolution is passed to that effect, in which case the explanatory statement annexed to the notice for such motion shall indicate the justification for appointing such a person. With effect from April 1, 2020, the top 500 listed entities shall ensure that the Chairperson of the board of such listed entity shall (a) be a non-executive director; (b) not be related to the Managing Director or the Chief Executive Officer as per the definition of the term “relative” defined under the Companies Act, 2013;

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

(iv) who, apart from receiving director’s remuneration, has or had no material pecuniary relationship or having transaction not exceeding 10.0% of his total income with the company, its holding, subsidiary or associate company, or their promoters, or directors, during the two immediately preceding financial years or during the current financial year;

(v) none of whose relatives has or had pecuniary relationship or transaction with the listed entity, its holding, subsidiary or associate company, or their promoters, or directors, amounting to two per cent. or more of its gross turnover or total income or fifty lakh rupees or such higher amount as may be prescribed from time to time, whichever is lower, during the two immediately preceding financial years or during the current financial year;

(vi) who, neither himself nor any of his relatives (A) holds or has held the position of a key managerial personnel or is or has been employee of the company or its holding, subsidiary or associate company in any of the three financial years immediately preceding the financial year in which he is proposed to be appointed;

(B) is or has been an employee or proprietor or a partner, in any of the three financial years immediately preceding the financial year in which he is proposed to be appointed, of — (1) a firm of auditors or company secretaries in practice or cost auditors of the company or its holding, subsidiary or associate company; or (2) any legal or a consulting firm that has or had any transaction with the company, its holding, subsidiary or associate company amounting to 10.0% or more of the gross turnover of such firm;

(C) holds together with his relatives 2.0% or more of the total voting power of the company; or

(D) is a Chief Executive or director, by whatever name called, of any non-profit organization that receives 25.0% or more of its receipts or corpus from the company, any of its promoters, directors or its holding, subsidiary or associate company or that holds 2.0% or more of the total voting power of the company;

(E) is a material supplier, service provider or customer or a lessor or lessee of the company;

(vii) who is not less than 21 years of age;

(viii) who is not a non-independent director of another company on the board of which any non-independent director of the listed entity is an independent director.

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

Regulation 18(3) of SEBI (LODR) Regulations, 2015 read with Part C of Schedule II provides that the role of the audit committee should include the following:

•   Oversight the company’s financial reporting process and the disclosure of its financial information to ensure that the financial statement is correct, sufficient and credible.

•   Recommendation for appointment, remuneration and terms of appointment of the auditors and approval of payment to statutory auditors for any other services rendered by the statutory auditors.

•   review with management the annual financial statements and auditor’s report thereon, before submission to the board of directors for approval, focusing primarily on matters required to be included in the Director’s Responsibility Statement in terms of clause (c) of sub-section (3) of Section 134 of the Act, 2013, any changes in accounting policies and practices and reasons for the same, any major accounting entries based on exercise of judgment by management, any significant adjustments arising out of the audit, the going concern assumption, compliance with accounting standards, compliance with stock exchange and legal requirements concerning financial statements and any related party transactions, modified opinion(s) in the draft audit report.

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

•   review the adequacy of the internal audit function, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit

Standard for NYSE-Listed Companies	SEBI (LODR) Regulations, 2015

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

•   Approval of appointment of the Chief Financial Officer after assessing the qualifications, experience and background, etc. of the candidate.

•   To review the management’s discussion and analysis of financial condition and results of operation.

•   To review the statement of significant related party transactions submitted by the management.

•   To review the management letter/letters of internal control weaknesses issued by the statutory auditors.

•   To review the internal audit reports relating to internal control weaknesses.

•   To review the appointment, removal and terms of remuneration of the chief internal auditor.

•   To review the utilization of loans and/ or advances from/investment by the holding company in the subsidiary exceeding ₹ 1,000 million or 10.0% of the asset size of the subsidiary, whichever is lower including existing loans or advances or investments existing as on the date of coming into force of this provision.

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

The audit committee must consist of at least three members, and each member must be independent within the meaning established by the NYSE and Rule 10A-3 under the Exchange Act. The audit committee members must be financially literate or become financially literate within a reasonable period of their appointment to the audit committee.	Regulation 18(1)(a), (b) and (d) of SEBI (LODR) Regulations, 2015 require that a qualified and independent audit committee should be set up, which has a minimum of three members. Two-thirds of its members should be independent directors and the chairman of the audit committee should be an independent director.

Standard for NYSE-Listed Companies	SEBI (LODR) Regulations, 2015

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

The committee shall meet atleast four times in a year and not more than 120 days shall elapse between two meetings. The quorum requirement is either two members or one-third, whichever is greater, with atleast two independent directors.

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

Standard for NYSE-Listed Companies	SEBI (LODR) Regulations, 2015

Nominating corporate governance

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

(6) recommend to the board, all remuneration, in whatever form, payable to senior management

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

Corporate governance requirements for listed companies in India are included in Regulation 17 to 27 and 46 of SEBI (LODR) Regulations, 2015.

Standard for NYSE-Listed Companies	SEBI (LODR) Regulations, 2015

Code of business conduct and ethics

All listed companies, United States and foreign, must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

(The NYSE requirement for a code of business conduct and ethics does not apply to us as a foreign private issuer.)

Regulation 17 (5),read Schedule V of SEBI(LODR) Regulations, 2015 require that the board of directors shall lay down a code of conduct for all board members and senior management of a listed company. This code of conduct is required to be posted on the website of the company. Further, all board members and senior management personnel are required to affirm compliance with the code on an annual basis and the company’s annual report must contain a declaration to this effect signed by its CEO.

Regulation 17(5)(b) and Regulation 25(5) of SEBI (LODR) Regulations, 2015:

•   The Code of Conduct shall suitably incorporate the duties of independent directors as laid down in the Companies Act, 2013.

•   An independent director shall be held liable, only in respect of such acts of omission or commission by a company which had occurred with his knowledge, attributable through board processes, and with his consent or connivance or where he had not acted diligently with respect of the provisions contained in the SEBI (LORD) Regulations, 2015.

C. Material Contracts

See “Item 7: Major Shareholders and Related Party Transactions – B. Related Party Transactions – Related Party Transactions” for details.

Outstanding loans

See “Note 22: Borrowings” of Notes to the Consolidated Financial Statements for details.

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

Foreign Direct Investment

The GoI had, pursuant to its liberalization policy, set up FIPB, to regulate all foreign direct investment. On November 7, 2017, RBI vide G.S.R. 1374(E) notified Foreign Exchange Management (Transfer or Issue of Security by a Person Resident outside India) Regulations, 2017 in supersession of Notification No. FEMA 20/2000 i.e. Foreign Exchange Management (Transfer or Issue of Security by a Person Resident outside India) Regulations 2000. FDI, means investment by non- resident entity or a person resident outside India in the capital of the Indian Company under Schedule 1 of Foreign Exchange Management (Transfer or Issue of Security by a Person Resident outside India) Regulations 2017. FDI in India can be either through the automatic route or through the government approval route. Over a period of time, the GoI has relaxed the restrictions on FDI. As a part of the Union Budget, the Finance Minister proposed to abolish the FIPB in a phased out manner in fiscal year 2018. On June 5, 2017, the GoI issued the Office Memorandum- F.No. 01/01/FC12017–FIPB, providing details regarding the specified sectoral regulatory bodies who would grant approval for foreign investment under the extant FDI Policy and transition with respect to applications pending before FIPB. As per the said memorandum, eleven notified sectors/activities requiring government approval would now approach the concerned administrative ministry or department. For instance, FDI proposals relating to mining sector would be approved by Ministry of Mines. FDI proposals requiring government approval for other residuary sectors (except core investment companies) not covered under the specified sector list would be approved by Department of Industrial Policy and Promotion (‘DIPP’).

A person who is a citizen of Bangladesh or an entity incorporated in Bangladesh can invest in India under the FDI Policy, with the prior approval of the DIPP and/or the respective sectoral administrative ministries or departments. Further, a citizen of Pakistan or an entity incorporated in Pakistan can invest, only under the government approval route, in sectors/activities other than defense, space and atomic energy and sectors/activities prohibited for foreign investment.

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

Currently, subject to certain exceptions, investment by Non-Resident Indians (‘NRIs’) (as defined under Foreign Exchange Management (Deposit) Regulations, 2000), in Indian companies on non-repatriation basis do not require the prior approval of the RBI subject to prohibition of investment in chit fund or a nidhi company or investment in Indian companies engaged in agricultural/plantation activities or real estate business or construction of farm houses (other than development of townships, construction of residential and commercial premises, roads or bridges and real investment trusts registered and regulated under the SEBI (REITs) Regulations 2014) or dealing in Transfer of Development Rights. The GoI has indicated that in all cases where FDI is allowed on an automatic route, the RBI would continue to be the primary agency for the purposes of monitoring and regulating foreign investment.

As per the FDI Policy, downstream investment means indirect foreign investment (an investment by an Indian company/Limited Liability Partnership (‘LLP’) or an investment vehicle which in turn, has foreign investment), into another Indian company/LLP, by way of subscription or acquisition. Downstream investment by an Indian company/LLP, which is owned and/or controlled by non-resident entities, into another Indian company/LLP, must be in accordance with the relevant sectoral conditions and caps with regard to the sectors in which the latter Indian company/LLP is operating.

Downstream investments by Indian companies/LLP will be subject to the following conditions:

•

Such an Indian Company/LLP or an investment vehicle is to notify the Secretariat for Industrial Assistance, DIPP of its downstream investment in Form DI within 30 days of such investment, even if capital instruments have not been allotted along with the modality of investment in new/existing ventures (with/without expansion program);

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

Under the current regulations, following the Cairn India Merger sanctioned by the NCLT, Mumbai Bench, Vedanta Limited is engaged in the following businesses:

•	Mining and processing of aluminum, copper and zinc, FDI up to 100.0% is permitted under the automatic route, subject to the Mines and Minerals (Development and Regulation) Act, 1957.

•	Exploration of oil and natural gas – FDI up to 100.0% is permitted under the automatic route.

Portfolio Investment by Non-Resident Indians

A variety of methods for investing in shares of Indian companies are available to NRIs. Under the portfolio investment scheme, each NRI can purchase (on repatriation as well as non-repatriation basis) up to 5.0% of the paid-up value of the share issued by an Indian company, subject to the condition that the aggregate paid-up value of shares purchased by all NRIs does not exceed 10.0% of the paid up capital of the Company. The aggregate ceiling limit of 10.0% limit may be raised to 24.0% if a special resolution is passed in a general meeting of the shareholders of the Company. In addition to portfolio investments in Indian companies, NRIs may also make foreign direct investments in Indian companies under the FDI route discussed above. These methods allow NRIs to make portfolio investments in shares and other securities of Indian companies on a basis not generally available to other foreign investors.

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

Any FII or QFI who holds a valid certificate of registration will be deemed to be a FPI until the expiry of the block of three years for which fees has been paid as provided by the SEBI (Foreign Institutional Investors) Regulations, 1995. All existing FIIs and sub accounts, subject to payment of conversion fees specified in the FPI Regulations, may continue to buy, sell or otherwise deal in securities subject to the provisions of the FPI Regulations, until the earlier of (i) expiry of its registration as a FII or sub-account, or (ii) obtaining a certificate of registration as an FPI. All QFIs may continue to buy, sell or otherwise deal in securities until the earlier of (i) up to a period of a one year from the date of commencement of the FPI Regulations or; (ii) obtaining a certificate of registration as an FPI. In furtherance of the FPI Regulations, the RBI amended relevant provisions of Foreign Exchange Management (Transfer or Issue of Security by a Person Resident outside India) Regulations, 2000 on March 13, 2014. The portfolio investor registered in accordance with the FPI Regulations would be called ‘Registered Foreign Portfolio Investor (‘RFPI’). Accordingly, an RFPI may purchase and sell shares and convertible debentures of an Indian company through a registered broker as well as purchase shares and convertible debentures offered to the public under the FPI Regulations. Further, RFPI may sell shares or convertible debentures so acquired (i) in an open offer in accordance with the Takeover Code or (ii) in an open offer in accordance with the SEBI (Delisting of Equity Shares) Regulations, 2009; or (iii) through buyback of shares by a listed Indian company in accordance with the SEBI (Buy-back of Securities) Regulations, 1998. An RFPI may also acquire shares or convertible debentures (i) in any bid for, or acquisition of securities in response to an offer for disinvestment of shares made by the Central Government or any state government; or (ii) in any transaction in securities pursuant to an agreement entered into with merchant banker in the process of market making or subscribing to unsubscribed portion of the issue in accordance with Chapter XB of the SEBI (ICDR) Regulations, 2009.

The individual and aggregate investment limits for the RFPIs should be below 10.0% and up to 24.0% respectively of the total paid-up equity capital or 10.0% and 24.0% respectively of the paid-up value of each series of convertible debentures issued by an Indian company and such investment should be within the overall sectoral caps prescribed under the FDI policy. The aggregate ceiling limit of 24.0% limit may be raised to up to the sectoral cap/statutory ceiling, as applicable if a special resolution is passed in a general meeting of the shareholders of the company. An RFPI may invest in government securities and corporate debt subject to limits specified by the RBI and SEBI from time to time and to trade in all exchange traded derivative contracts on the stock exchanges in India subject to the position limits as specified by SEBI from time to time.

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

Restrictions on Redemption of ADSs, Sale of the Equity Shares Underlying the ADSs and the Repatriation of Sale Proceeds

A non-resident holder of the ADSs may transfer such ADSs, or request that the overseas depositary bank redeem such ADSs. A non-resident holder of ADSs can transfer or redeem the ADSs into underlying equity shares of the company subject to the procedures specified under the DR Scheme. In the case of redemption, the overseas depositary bank will request the domestic custodian bank to release the corresponding underlying shares in favor of the non-resident investor for being sold directly on behalf of the non- resident investor, or being transferred in the books of account of the company in the name of the non-resident.

Foreign investors holding ADSs or equity shares equal to or more than 25.0% of the company’s total equity capital/voting rights may be required to make a public announcement of offer to the remaining shareholders of the company under the Takeover Code, on any acquisition of equity capital/voting rights or ADSs equal to or more than 25.0% by the foreign investor.

Investors who seek to sell any equity shares in India withdrawn from the depositary facility and to convert the Rupee proceeds from the sale into foreign currency and repatriate the foreign currency from India will also be subject to certain exchange control restrictions on the conversion of Rupees into dollars.

Fungibility of ADSs

As per the directions issued by the Ministry of Finance in coordination with RBI on the two-way fungibility of ADSs, an ADSs holder who has redeemed the ADSs into underlying equity shares and has sold it in the Indian Market is permitted to purchase to that extent, through a registered stock broker in India, shares of an Indian company for the purposes of converting the same into ADSs, subject, inter alia, to the following conditions:

•	The shares of the Indian company are purchased on a recognized stock exchange in India;

•	The shares are purchased with the permission of the domestic custodian for the ADSs issued by the Indian company and such shares are deposited with the custodian after purchase;

•	The custodian agreement is amended to enable the custodian to accept shares from entities other than the company;

•

The number of shares of the Indian company so purchased does not exceed the head room which is equivalent to the difference between numbers of ADSs originally issued and number of ADSs outstanding, as further adjusted for ADSs redeemed into underlying shares and registered in the name of the non-resident investor (and is further subject to specified sectoral caps); and

•	Compliance with the provisions of the ADRs Scheme and the guidelines issued thereunder.

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

•	The ADSs offering is approved by the relevant authorities;

•	The ADSs offering is approved by a special resolution of the shareholders of the issuer in a general meeting;

•	The facility is made available to all the equity shareholders of the issuer;

•	The proceeds of the offering are repatriated into India within 1 month of the closing of the offering;

•	The sales of the existing equity shares are made in compliance with the foreign direct investment policy in India;

•	The number of shares offered by selling shareholders are subject to limits in proportion to the existing holdings of the selling shareholders when the offer is oversubscribed; and

•	The offering expenses do not exceed 7.0% of the offering proceeds and are paid by shareholders on a pro-rata basis.

The issuer is also required to furnish a report to the RBI specifying the details of the offering, including the amount raised through the offering, the number of ADSs issued, the underlying shares offered and the percentage of equity in the issuer represented by the ADSs.

Corporate Actions

The ADSs holders are entitled to receive the benefits of corporate actions such as bonus, split and dividend in proportion to the number of equity shares represented by the ADS. The benefits are subject to the terms and conditions of the FEMA regulations and the offer documents of ADSs issue.

Buyback of ADSs

Shares issued under the ADRs Scheme represented by the ADSs, are eligible for participation in a buyback scheme, if any, announced by us. In the event that we decide to implement the buyback scheme for ADSs holders, the option form for the buyback scheme will be distributed to the ADSs custodian who will submit the same to the overseas depository. ADSs holders who wish to participate in the buyback scheme may exercise the buyback option by converting the ADSs into ordinary equity shares and surrendering those shares to the company under the buyback scheme.

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

Other than mutual funds that may purchase ADSs subject to terms and conditions specified by the RBI and employees in connection with stock options, a person resident in India is not permitted to hold ADSs of an Indian company. An ADSs holder is permitted to surrender the ADSs held by him in an Indian company and to receive the underlying equity shares under the terms of the deposit agreement.

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

The Finance Act 2013 had introduced General Anti Avoidance Rule (“GAAR”), wherein the tax authority may declare an arrangement as an impermissible avoidance arrangement if an arrangement is not entered at arm’s length, results in misuse/abuse of provisions of Income Tax Act, 1961, lacks commercial substance or the purpose of arrangement is obtaining a tax benefit. If any of our transactions are found to be ‘impermissible avoidance arrangements’ under GAAR, our business may be affected.

The GAAR was originally proposed to become effective from April 1, 2013. Thereafter, a panel was formed to study the proposed GAAR, and make suitable recommendations. In September 2013, the GoI notified rules regarding the applicability of GAAR provisions. In the Finance Act 2015 it was proposed that the implementation of GAAR be deferred by two years and GAAR provisions were made applicable to the income of fiscal year 2018 and subsequent years by an amendment of the Income Tax Act. Further, investments made up to March 31, 2017 are protected from the applicability of the GAAR amendment in the relevant rules in this regard.

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

Taxation of Sale of the ADSs

It is unclear whether capital gains derived from the sale by a non-resident investor of rights in respect of ADSs will be subject to tax liability in India. This will depend on the view taken by Indian tax authorities on the position with respect to the situs of the rights being transferred in respect of the ADSs. The Finance Act, 2012 retrospectively amended the term “property” so as to include any rights in or in relation to an Indian company. Therefore, situs of right in respect of ADSs may be considered as situated in India. Nevertheless, under the ADRs Scheme and as per section 47(viia) of the Income-tax Act, the transfer of ADSs outside India by a non-resident holder to another non-resident does not give rise to any capital gain tax in India. Under the ADRs Scheme, conversion of ADSs into equity shares shall not give rise to any capital gain tax in India.

ADSs are considered as long-term capital assets if they are held for a period of more than 36 months otherwise they are considered as short-term capital assets. Section 115AC of the Income Tax Act provides that income by way of long-term capital gains arising from the transfer of ADSs by the non-resident holder is taxed at the rate of 10.0% plus applicable surcharge and education cess; short term capital gains on such a transfer is taxed at the rate of 30.0% (40.0% in case of a foreign company) plus applicable surcharge and education cess. Because there are significant intricacies relating to application of rules on indirect transfers, it is not clear, whether or to what extent, a buyer of ADSs of the company should be held liable for not withholding tax on the acquisition of shares or be subject to Indian tax on gains realized on disposition of ADS. However the non-resident investor may examine exemption, if any available to him, from such taxation under the relevant Double Taxation Agreement between India and country of his residence.

The incidence of capital gains and the period of holding, in the event ADSs are converted into shares and the shares are sold within a period of 36 months, may be checked with the tax counsels.

Taxation of Dividends

Dividends paid to non-resident holders of ADSs are not presently subject to tax in the hands of the recipient. However, the company that is distributing the dividend was liable to pay a “dividend distribution tax” at the rate of 15.0% (on a gross basis) plus a surcharge of 10.0% and an education cess at the rate of 3.0%. According to the Finance (No. 2) Act, 2014, dividend distribution tax is to be levied on gross distributable surplus amount instead of amount paid net of taxes. This resulted in an increase in the dividend distribution tax to more than 20.0%, from 16.995% in the earlier years which was applicable to the dividends declared, distributed or paid on or after October 1, 2014. According to the Finance Act 2015, the surcharge on dividend tax has increased from 10.0% to 12.0%, and the effective dividend distribution tax rate is 20.35% with effect from April 1, 2016. The Finance Act, 2018 increased the rate of cess from 3.0% to 4.0% which will result in an effective dividend distribution tax rate of 20.6% from April 1, 2018. Under Section 115O(1A) of the Income Tax Act 1961, an Indian company, subject to certain conditions, can set off the dividend income received from its subsidiaries against the amount of dividend declared and distributed by it to its shareholders, therefore reducing the dividend distribution tax to the extent of such set-off.

Any distribution of additional ADSs or equity shares to resident or non-resident shareholders will not be subject to any Indian tax.

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

Service Tax

Till June 30, 2017, brokerage or commission fees paid to stockbrokers in connection with the sale or purchase of equity shares were subject to Indian service tax at the effective tax rate of 15.0% (including Swachh Bharat Cess of 0.5% and Krishi Kalyan Cess of 0.5% of taxable value) collected by the stockbroker. Further, pursuant to Section 65(101) of the Finance Act (2 of the 2004) a sub-broker was also subject to this service tax.

Goods and Service Tax (GST)

With effect from July 1, 2017, service tax was subsumed under GST. Swachh Bharat Cess and Krishi Kalyan Cess were abolished. Therefore, brokerage or commission fees paid to stockbrokers in connection with the sale or purchase of equity shares became subject to GST at the rate of 18.0% and sub-brokers also became subject to GST at the same rate.

Minimum Alternate Tax

The Income Tax Act imposes a Minimum Alternate Tax on companies wherein the income tax payable on the total income is less than 18.5% of its book profit. The Minimum Alternate Tax is payable at the rate of 18.5% plus applicable surcharge and cess. The Finance Act 2013 increased the surcharge on income of domestic companies having taxable income above ₹ 100 million ($ 1 million) from 5.0% to 10.0% which resulted in the increase in the effective Minimum Alternate Tax rate for such companies from 20.01% to 20.96%. The Finance Act, 2015 has increased the surcharge to 12.0% which resulted in an increase in the effective Minimum Alternate Tax rate for such companies to 21.34% which has been increased to 21.5% from April 1, 2018. Amounts paid as Minimum Alternate Tax may be applied towards regular income taxes payable in any of the succeeding 15 years (as amended by the Finance Act 2017) subject to certain conditions. The manner of computing the Minimum Alternate Tax which can be claimed as a credit is specified in the Income Tax Act. The Finance Act, 2007, included income eligible for deductions under section 10A and 10B of the Act in the computation of book profits for the levy of Minimum Alternate Tax, and determined that Minimum Alternate Tax is payable on income which falls within the ambit of section 10A and 10B of the Act.

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

The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker dealers;

•	United States expatriates;

•	traders that elect to use the mark-to-market method of accounting;

•	tax-exempt entities;

•	persons liable for the alternative minimum tax;

•	persons holding an ADSs or equity share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10.0% or more of our stock, by total combined voting power or by value;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our ADSs or equity shares being taken into account in an applicable financial statement;

•	persons who acquired ADSs or equity shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	persons holding ADSs or equity shares through partnerships or other pass-through entities.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE UNITED STATES FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF ADSs OR EQUITY SHARES.

The discussion below of the United States federal income tax consequences to “US Holders” will apply to you if you are a beneficial owner of ADSs or equity shares and you are, for United States federal income tax purposes;

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

Taxation of a Disposition of ADSs or Equity Shares

Subject to the PFIC rules discussed below, upon a sale or other disposition of ADSs or equity shares, a US Holder will generally recognize a capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount realized for the ADSs or equity share and such US Holder’s tax basis in such ADSs and equity shares. Any such gain or loss will be treated as long-term capital gain or loss if the US Holder’s holding period in the ADSs and equity shares at the time of the disposition exceeds one year. Long-term capital gain of individual US Holders generally will be subject to United States federal income tax at reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize generally will be treated as United States source income or loss for foreign tax credit limitation purposes.

Because gains generally will be treated as United States source gain, as a result of the United States foreign tax credit limitation, any Indian income tax imposed upon capital gains in respect of ADSs or equity shares (as discussed under “India Taxation - Taxation of Sale of the ADSs”, “India Taxation - Taxation of Sale of the Equity Shares,” “India Taxation - Sale of the Equity Shares on a Recognized Stock Exchange,” “India Taxation - Sale of the Equity Shares otherwise than on a Recognized Stock Exchange” and “India Taxation - Buy-Back of Securities”) may not be currently creditable unless a US Holder has other foreign source income for the year in the appropriate United States foreign tax credit limitation basket. US Holders should consult their tax advisors regarding the application of Indian taxes to a disposition of an ADSs or equity share and their ability to credit an Indian tax against their United States federal income tax liability.

Passive Foreign Investment Company

Based on the market prices of our equity shares and ADSs and the composition of our income and assets, including goodwill, although not clear, we do not believe we were a PFIC for United States federal income tax purposes for our taxable year ended March 31, 2019. However, the application of the PFIC rules is subject to uncertainty in several respects and, therefore, the US Internal Revenue Service may assert that, contrary to our belief, we were a PFIC for such taxable year. Moreover, although the asset test (defined below) is required to be calculated based on the fair market value of our assets, we did not do a valuation of our assets and our belief that we were not a PFIC for our taxable year ended March 31, 2019 is, in part, based on the book value of our assets. In addition, we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you we will not be a PFIC for the taxable year ending on March 31, 2019 or any future taxable year.

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

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25.0% (by value) of the stock. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our equity shares and ADSs, which has historically been volatile, fluctuations in the market price of our equity shares and ADSs may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. While we still believe we were not a PFIC for our taxable year ended March 31, 2019, there is no guarantee that the U.S. Internal Revenue service would agree such on position.

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

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you recognize from a sale or other disposition (including a deemed sale discussed in the precedent paragraph and a pledge) of the ADSs or equity shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125.0% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or equity shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated rateably over your holding period for the ADSs or equity shares;

•	the amount allocated to the current taxable year, and any taxable year in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, non-corporate US Holders will not be eligible for reduced rates of taxation on any dividends received from us (as described above under “Taxation of Dividends and Other Distributions on the ADSs or Equity Shares”) if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of the ADSs or equity shares cannot be treated as capital, even if you hold the ADSs or equity shares as capital assets.

If we are treated as PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of the ADSs and equity shares you own bears to the value of all of the ADSs and equity shares, and you may be subject to the adverse tax consequences described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisor regarding the applicability of the PFIC rules to any of our PFIC subsidiaries

A US Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a valid mark-to-market election for the ADSs or equity shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or equity shares as of the close of your taxable year over your adjusted basis in such ADSs or equity shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or equity shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or equity shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or equity shares will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or equity shares, as well as to any loss realized on the actual sale or other disposition of the ADSs or equity shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or equity shares. Your basis in the ADSs or equity shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, any distributions that we make would generally be subject to the tax rules discussed above under “Taxation of Dividends and Other Distributions on the ADSs or Equity Shares”, except that the lower rate applicable to qualified dividend income (discussed above) would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in the applicable United States Treasury regulations. The NYSE is a qualified exchange. Our ADSs are listed on the NYSE and, consequently, if you are a holder of ADSs and the ADSs are regularly traded, the mark-to-market election would be available to you if we become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs we own, a US Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings through its Electronic Data Gathering, Analysis, and Retrieval (“EDGAR system”). We have made all our filings with SEC using the EDGAR system.

I. Subsidiary Information

Not applicable

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s businesses are subject to several risks and uncertainties including commodity price risk and financial risks such as liquidity, foreign currency, interest rate and credit risk. See “Note 25: Financial Instruments” of Notes to the Consolidated Financial Statements for disclosures on financial instruments and market risk.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable

B. Warrants and Rights

Not applicable

C. Other Securities

Not applicable

D. American Depositary Shares

Our ADRs facility is maintained with Citibank, N.A., or the Depositary, pursuant to a deposit agreement, dated as of September 6, 2013, among us, our Depositary and the holders and beneficial owners of our ADSs. We use the term “holder” in this discussion to refer to the person in whose name ADRs is registered in the books of the Depositary. In accordance with the deposit agreement, the Depositary may charge fees up to the amounts described below:

Sl. No.	Type of Service	Fees	Payer
1	Issuance of ADSs upon the deposit of ordinary shares (excluding issuances as a result of distributions described in paragraph 4 below)	Up to $ 5 per 100 ADSs (or any portion thereof) issued	Person depositing ordinary shares or person receiving ADSs

2	Delivery of Deposited Securities (as defined under the Deposit Agreement) against surrender of ADSs	Up to $ 5 per 100 ADSs (or any portion thereof) surrendered	Person surrendering ADSs for purpose of withdrawal of Deposited Securities or person to whom Deposited Securities are delivered

3	Distribution of cash dividends or other cash distributions (i.e. sale of rights and other entitlements)	Up to $ 2 per 100 ADSs (or any portion thereof) held	Person to whom distribution is made

4	Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to $ 5 per 100 ADSs (or any portion thereof) held	Person to whom distribution is made

5	Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e. spin-off shares)	Up to $ 5 per 100 ADSs (or any portion thereof) held	Person to whom distribution is made

6	Depositary services	Up to $ 2 per 100 ADSs (or any portion thereof) held	Person holding ADSs on applicable record date(s) established by the Depositary

7	Transfer of ADRs	Up to $ 1.5 per certificate presented for transfer	Person presenting certificate for transfer

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

During fiscal year 2019, the Depositary has reimbursed to us an amount of $ 1,307,958 (after deduction of applicable withholding taxes amounting to $ 560,553) with respect to investor relations expenses.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

ADSs offering in 2009

On July 16, 2009, we completed the ADSs offering on the NYSE. We sold an aggregate of 131,906,011 ADSs representing 131,906,011 equity shares. The price per ADSs was $ 12.15. The joint book runners of the ADSs offering were J.P. Morgan Securities Inc. and Morgan Stanley & Co. International plc. The joint book runners exercised their over-allotment option to acquire an additional 8,449,221 ADSs at $ 12.15 per ADSs. The aggregate price of the offering amount, including the over-allotment option, registered and sold was $ 1,603 million.

The registration statement on Form F-3 (File No. 333-160580) filed by us in connection with the ADSs offering was automatically effective on July 15, 2009. The net proceeds from the offering to us, after deducting underwriting discounts and commissions and offering expenses ($ 14 million), amounted to $ 1,589 million. As of March 31, 2014, we have used the entire proceeds for the purpose mentioned in the offer document.

Pursuant to the Re-organization Transactions, each holder of the SIIL ADSs, received three Vedanta Limited ADSs for every five existing SIIL ADSs. The total outstanding Vedanta Limited ADSs as of March 31, 2019 were 62,194,863.

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

Based on the foregoing, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of March 31, 2019, our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of internal control over financial reporting as of March 31, 2019 based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of this assessment, management concluded that, as of March 31, 2019, our internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The scope of our management’s assessment of the effectiveness of internal control over financial reporting includes all of our company’s consolidated operations.

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

ESL, acquired during fiscal year 2019, is excluded from the scope of the assessment of and conclusion on the effectiveness of internal control over financial reporting. ESL constituted 4% and 5% of total and net assets, respectively, as of March 31, 2019 and 5% and 4% of revenues and profit for the year ended March 31, 2019 and hence is not considered significant to the Group.

The effectiveness of our internal control over financial reporting as at March 31, 2019 has been audited by S.R. Batliboi & Co. LLP, India, our independent registered public accounting firm, as stated in their report which is reproduced in its entirety in Item 15(c) below:

(c) Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Vedanta Limited

Opinion on Internal Control Over Financial Reporting

We have audited Vedanta Limited and subsidiaries’ internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Vedanta Limited and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of March 31, 2019, based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Electrosteel Steels Limited, which is included in the 2019 consolidated financial statements of the Company and constituted 4% and 5% of total and net assets, respectively, as of March 31, 2019 and 5% and 4% of revenues and profit for the year, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Electrosteel Steels Limited.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of March 31, 2019 and 2018, the related consolidated statements of profit or loss, comprehensive income, cash flows and changes in equity for each of the three years in the period ended March 31, 2019 and our report dated July 15, 2019 expressed an unqualified opinion thereon.

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

S. R. Batliboi & Co. LLP

Gurugram, India

July 15, 2019

(d) Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, management has concluded that no such changes have occurred in fiscal year 2019.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that Ms. Lalita D. Gupte, an independent director and a member of our audit committee qualifies as an “audit committee financial expert” within the requirements of the rules promulgated by the SEC relating to audit committee. Ms, Gupte satisfies the “independence” requirements of Rule 10A-3 of the exchange act and the NYSE rules. See “Item 6: Directors, senior management and employees – A. Directors and Senior Management” for the experience and qualifications of the members of the Audit committee and also see “Item 6: Directors, senior management and employees – C. Board practices – Committees of board – Audit committee” for the details of members of Audit committee.

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

We have posted the code on our website at – https://www.vedantalimited.com/CorporateGovernance/vedanta_limited_code_of_conduct_and_business_ethics.pdf

Information contained in our website does not constitute a part of this Annual Report. We will also make available a copy of the Code of Business Conduct and Ethics to any person, without charge, if a written request is made to us at our registered office at 1st Floor, C wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai - 400 093, Maharashtra, India.

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

The following table shows the aggregate fees for the professional services and other services rendered by SRB and the various member firms of SRB to us, including our subsidiaries, in fiscal years 2018 and 2019.

	For the Year Ended March 31,
Particulars	2018	2019
	($ in thousands)
Audit fees (audit and review of financial statements)	3,794	3,894
Audit-related fees (including other miscellaneous audit related certifications)	60	53
Tax fees (tax audit, other certifications and tax advisory services)	84	87
All other fees (certification on corporate governance and advisory services)	414	107

Total	4,352	4,141

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total number of shares (or units) purchased	Average price paid per share (or units) (in ₹ )	Total number of shares (or units) purchased as part of publically announced plans or programs	Maximum number of shares (or units) that may yet be purchased under plans or programs
October 4, 2018 to October 5, 2018	60,00,000	239.21	1,68,26,630	5.0% within one financial year of the paid up capital; 5.0% within the scheme tenure of the paid up capital

On December 12, 2016, the shareholders authorized the Company for the acquisition of up to 148,250,244 Equity Shares (which represents five percent of the paid up equity capital as on March 31, 2016, in different tranches from the secondary market by Vedanta Employee Stock Option Scheme trust (“ESOS Trust”) for the purpose of allotment to the employees of the Company and its subsidiary, post vesting of the options allotted. The secondary acquisition in a fiscal year by the ESOS Trust shall not exceed five percent of the paid up equity capital of the Company or such other limit as may be prescribed under the SEBI (Share Based Employee Benefits) Regulations, 2014 from time to time as at the end of the previous fiscal year. See “Item 6: Directors, senior management and Employees – B. Compensation – Vedanta Limited Employee stock option scheme (“Vedanta Limited ESOS”)”.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G.	CORPORATE GOVERNANCE

As our ADSs are listed on the NYSE, we are subject to the NYSE listing standards. The NYSE listing standards applicable to us, as a foreign private issuer, are considerably different from those applicable to US companies. Under the NYSE rules, we need to (i) establish an independent Audit Committee; (ii) provide prompt certification by our Chief Executive Officer of any material non-compliance with any corporate governance rules of the NYSE; (iii) provide periodic (annual and interim) written affirmations to the NYSE with respect to our corporate governance practices; and (iv) provide a brief description of significant differences between our corporate governance practices and those followed by US companies. Our Audit Committee consists of four directors: Lalita D. Gupte, who is our Chairperson, Mahendra Kumar Sharma, Aman Mehta and Upendra Kumar Sinha. Each of Lalita D. Gupte, Mahendra Kumar Sharma, Aman Mehta and Upendra Kumar Sinha satisfy the “independence” requirements of Rule 10A-3 of the Exchange Act. A brief description of the significant differences between our corporate governance practices and those followed by US companies can be found in “Item 10. Additional Information - B. Memorandum and Articles of Association - Comparison of Corporate Governance Standards.”

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

The following financial statements are filed as part of this Annual Report, together with the report of the independent registered public accounting firms:

•	Report of Independent Registered Public Accounting Firm

•	Consolidated Statements of Profit or Loss for the years ended March 31, 2017, 2018 and 2019

•	Consolidated Statements of Comprehensive Income for the years ended March 31, 2017, 2018 and 2019

•	Consolidated Statements of Cash Flow for the years ended March 31, 2017, 2018 and 2019

•	Consolidated Statements of Financial Position as at March 31, 2018 and 2019

•	Consolidated Statement of Changes in Equity for the years ended March 31, 2017, 2018 and 2019

•	Notes to the consolidated financial statements

ITEM 19.	EXHIBITS

1.1	Certificate of Incorporation pursuant to change of name to Vedanta Limited—incorporated by reference to Exhibit 99.1 to the Form 6-K (File No. 001-33175) of Vedanta Limited, as filed with the SEC on May 29, 2015.

1.2	Memorandum and Articles of Association of Vedanta Limited—incorporated by reference to Exhibit 1.2 of the annual report on Form-20F for fiscal year 2017 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 15, 2017.

2.1	Form of Deposit Agreement among Sterlite Industries (India) Limited, Citibank, N.A., as Depositary, and owners and holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder amended (including the Form of ADR)—incorporated by reference to Exhibit (a) of Amendment No. 2 to the Registration Statement on Form F-6 (File No. 333-139102), as filed with the SEC on June 15, 2007 as amended by Form of ADR incorporated by reference to Form 424B3 (File No. 333-139102), as filed with the SEC on June 28, 2010.

2.2	Form of Deposit Agreement among Sesa Goa Limited and Citibank, N.A., as Depositary and the holders and beneficial owners of American Depositary Shares issued thereunder—incorporated by reference to Exhibit 99.1 to the Form 6-K (File No. 001-33175), as filed with the SEC on September 11, 2013.

2.3	Form of Deposit Agreement among Vedanta Limited and Citibank, N.A., for continued appointment of Citibank as the exclusive Depositary of American Depositary Receipts issued thereunder—incorporated by reference to Exhibit 2.3 of the annual report on Form-20F for fiscal year 2017 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 15, 2017.

2.4	Specimen share certificate—incorporated by reference to Exhibit 99.2 to the Form 6-K (File No. 001-33175) of Vedanta Limited, as filed with the SEC on May 29, 2015.

4.1	Brand License Agreement with Vedanta Resources Plc.- incorporated by reference to Exhibit 4.1 of the annual report on Form-20F for fiscal year 2018 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on July 31, 2018

4.2	Vedanta Resources plc Long-Term Incentive Plan—incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.3	Vedanta Resources plc Employee Share Ownership Plan (“ESOP”) 2013—incorporated by reference to Exhibit 4.2 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.4	Vedanta Resources plc ESOP Scheme 2012—incorporated by reference to Exhibit 4.3 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.5	Vedanta Resources plc Performance Share Plan Rules—incorporated by reference to Exhibit 4.4 of the annual report on Form-20F for fiscal year 2017 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 15, 2017.

4.6	Cairn India Performance Option Plan—incorporated by reference to Exhibit 4.6 of the annual report on Form-20F for fiscal year 2016 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 1, 2016.

4.7	Vedanta Resources plc Deferred Share Bonus Plan 2015—incorporated by reference to Exhibit 4.6 of the annual report on Form-20F for fiscal year 2017 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 15, 2017.

4.8	Vedanta Limited Share Plan: Employee Stock Option Scheme (ESOS) 2016—incorporated by reference to Exhibit 4.7 of the annual report on Form-20F for fiscal year 2017 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 15, 2017.

4.9	Vedanta Limited Share Plan: Employee Stock Option Scheme (ESOS) 2017 - incorporated by reference to Exhibit 4.9 of the annual report on Form-20F for fiscal year 2018 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on July 31, 2018

4.10	Relationship Agreement dated December 5, 2003 among Vedanta, Volcan Investments Limited, Dwarka Prasad Agarwal, Agnivesh Agarwal and Anil Agarwal—incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.11	Deed of Adherence dated December 11, 2007 among Vedanta Resources plc, Volcan Investments Limited, Onclave PTC Limited and Anil Agarwal-incorporated by reference to Exhibit 4.3 of the annual report on Form-20F for fiscal year 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.12	Shared Services Agreement dated December 5, 2003 among Vedanta, Sterlite Optical Technologies Limited, Sterlite Gold Limited and Sterlite Industries (India) Limited, including the letter agreement dated April 13, 2006 amending the Shared Services Agreement—incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.13	Consultancy Agreement dated March 29, 2005 between Vedanta and Sterlite Industries (India) Limited—incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.14	Management Services Agreement dated May 20, 2014 between Vedanta and Sesa Sterlite Limited—incorporated by reference to Exhibit 4.8 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.15	Representative Office Agreement dated March 29, 2005 between Vedanta and Sterlite Industries (India) Limited—incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.16	Representative Office Agreement dated May 20, 2014 between Vedanta and Sesa Sterlite Limited—incorporated by reference to Exhibit 4.10 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.17	Shareholders’ Agreement between the President of India and Sterlite Opportunities and Ventures Limited dated April 4, 2002—incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.18	Shareholders’ Agreement between Sterlite Industries (India) Limited, GoI and BALCO dated March 2, 2001—incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1(File No. 333-138739), as filed with the SEC on November 15, 2006.

4.19	Guarantee Agreement between the President of India, Sterlite Industries (India) Limited, Sterlite Optical Technologies Limited and Sterlite Opportunities and Ventures Limited dated April 4, 2002—incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.20	Agreement between Vedanta Aluminium Limited and Orissa Mining Corporation Limited dated October 5, 2004—incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.21	Mining lease between the Government of Rajasthan and HZL dated March 13, 1980 renewed on September 15, 2000 pursuant to an order of the Government of Rajasthan dated May 1, 2000 and an indenture dated September 15, 2000—incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.22	$ 92.6 million Term Facility Agreement between Sterlite Industries (India) Limited as borrower and CALYON, Standard Chartered Bank and ICICI Bank Limited as lenders dated March 22, 2006—incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.23	Japanese Yen 3,570 million and $ 19.65 million Term Loan Facilities Agreement between Sterlite Industries (India) Limited as borrower and ICICI Bank Limited, Sumitomo Mitsui Banking Corporation and DBS Bank Limited as lenders dated September 19, 2005—incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.24	$ 125 million Term Facility Agreement between HZL as borrower and ABN AMRO Bank N.V., CALYON, Standard Chartered Bank, DBS Bank Limited, Mizuho Corporate Bank, Limited., Sumitomo Mitsui Banking Corporation, The Sumitomo Trust and Banking Co., Limited., Cathay United Bank, Hua Nan Commercial Bank, National Bank of Kuwait S.A.K., Bank of Taiwan, The Export-Import Bank of the Republic of China, Chang Hwa Commercial Bank Limited., Chiao Tung Bank Co., Limited., The International Commercial Bank of China, Co. Limited., Mascareignes International Bank Ltd., Syndicate Bank, Canara Bank and The Shanghai Commercial and Savings Bank, Limited. as lenders dated July 29, 2005—incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.25	$ 50 million Facility Agreement between BALCO as borrower and ICICI Bank Limited, Singapore Branch, ICICI Bank Limited, Bahrain Branch and ICICI Bank Limited, Offshore Banking Unit as lenders dated November 8, 2004—incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.26	$ 50 million Facility Agreement between BALCO as borrower and ICICI Bank Limited, ICICI Bank Limited, Bahrain Branch and ICICI Bank Limited, Offshore Banking Unit as lenders dated November 10, 2004—incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.27	₹ 10,000 million Facility Agreement between BALCO as borrower and Oriental Bank of Commerce, Syndicate Bank, The Jammu & Kashmir Bank Limited, Corporation Bank, Housing Development Finance Corporation Limited, State Bank of Bikaner & Jaipur, State Bank of Hyderabad, State Bank of Indore, State Bank of Mysore, State Bank of Patiala, State Bank of Saurashtra, The Federal Bank Limited, The Karnataka Bank Limited, The Karur Vysya Bank Limited, UCO Bank, Vijaya Bank, ABN AMRO Bank N.V., The Laxmi Vilas Bank Limited as lenders dated September 16, 2003—incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.28	Information Memorandum dated May 30, 2013 relating to the issue of 5000 rated taxable secured listed redeemable non-convertible debentures of face value of ₹ 1 million each, aggregating up to ₹ 5000 million to be issued on a private placement basis in the financial year 2013-14 by BALCO—incorporated by reference to Exhibit 4.23 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.29	Disclosure document dated July 3, 2013 for private placement of secured, redeemable non-convertible debentures of ₹ 1,000,000 each aggregating up to ₹ 25000 million by Sterlite Industries (India) Limited—incorporated by reference to Exhibit 4.24 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.30	Disclosure document dated July 3, 2013 for Private Placement of Secured, Redeemable Non-Convertible Debentures of ₹ 1,000,000 each aggregating up to ₹ 4500 million—incorporated by reference to Exhibit 4.25 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.31	Disclosure document dated July 3, 2013, for Private Placement of Secured, Redeemable Non-Convertible Debenture of ₹ 100,000 each aggregating up to ₹ 750 million—incorporated by reference to Exhibit 4.26 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.32	Common Rupee Loan Agreement dated December 27, 2013 among Sesa Sterlite Limited as Borrower, the Banks and Financial Institutions set forth in Part A Schedule I, as Rupee Lenders, Axis Bank Limited, as Lenders’ Agent and Axis Trustee Services Limited as Security Trustee—incorporated by reference to Exhibit 4.27 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.33	Term Loan Agreement dated November 28, 2013 between Sesa Sterlite and Canara Bank—incorporated by reference to Exhibit 4.28 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.34	US$100,000,000 Facility Agreement dated June 20, 2008 between Vedanta Aluminium Limited as Borrower, ICICI Bank Limited as Arranger, The Banks and Financial Institutions (listed in Schedule 1) as Original Lenders and ICICI Bank Limited as Agent—incorporated by reference to Exhibit 4.29 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.35	Facility Agreement dated April 5, 2011 between Vedanta Aluminium Limited as Borrower, The Banks and Financial Institutions Set Forth in Schedule I as the Rupee Lenders and State Bank of India as the Issuing Bank and Facility Agent—incorporated by reference to Exhibit 4.30 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.36	Amendment and Restatement Agreement dated June 27, 2011 relating to the $500,000,000 Intercompany Loan Facility Agreement dated July 6, 2009 between Vedanta Aluminium as the borrower and Welter Trading Limited as the original lender and Axis Bank Limited, Hong Kong Branch as agent and Security Trustee under the Amended and Restated Facility Agreement—incorporated by reference to Exhibit 4.31 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.37	$50,000,000 Facility Agreement dated January 8, 2013 among Vedanta Aluminium as the original borrower, Sterlite Industries (India) Limited as guarantor, AXIS Bank Limited, Hong Kong Branch as arranger, as original lender and as agent and AXIS Bank Limited as security trustee—incorporated by reference to Exhibit 4.32 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.38	$1,200,000,000 Facility Agreement dated May 15, 2013 for Vedanta with Twin Star Mauritius Holdings Limited as borrower arranged by Bank of America, N.A., Barclays Banl Plc, Citigroup Global Markets Asia Limited, J.P. Morgan Chase Bank N.A., Singapore Branch, The Royal Bank of Scotland Plc and Standard Chartered Bank and Standard Chartered Bank (Mauritius) Limited acting as account bank and Standard Chartered Bank acting as agent and security agent—incorporated by reference to Exhibit 4.33 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.39	₹ 50,000 million Facility Agreement dated July 21, 2014 among Sesa Sterlite Limited as borrower, State Bank of India as lender and SBICAP Trustee Company Limited as security trustee—incorporated by reference to Exhibit 4.35 of the annual report on Form-20F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

4.40	₹ 10,000 million Facility Agreement dated April 15, 2014 among Sesa Sterlite Limited as borrower and Union Bank of India as lender—incorporated by reference to Exhibit 4.36 of the annual report on Form-20F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

4.41	₹ 20,000 million Facility Agreement dated April 15, 2014 among Sesa Sterlite Limited as borrower, Bank of India as lender and SBICAP Trustee Company Limited as security trustee—incorporated by reference to Exhibit 4.37 of the annual report on Form-20F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

4.42	₹ 10,250 million Facility Agreement dated April 15, 2014 among Sesa Sterlite Limited as borrower and Syndicate Bank as lender—incorporated by reference to Exhibit 4.38 of the annual report on Form-20F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

4.43	₹ 20,000 million Facility Agreement dated April 15, 2014 among Sesa Sterlite Limited as borrower and Bank of Baroda as lender—incorporated by reference to Exhibit 4.39 of the annual report on Form-20F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

4.44	Debenture trust deed dated December 23, 2014 for 9.36% rated, secured, listed, redeemable non-convertible debentures between Sesa Sterlite Limited as the Issuer and Axis Trustee Services Limited as the Debenture Trustee—incorporated by reference to Exhibit 4.40 of the annual report on Form-20F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

4.45	$ 250 million conventional facility (with a greenshoe option to increase the facility amount by $ 125 million) and $ 250 million Islamic facility (with a greenshoe option to increase the facility amount by $ 125 million) for Vedanta Resources Plc with Twin Star Mauritius Holdings Ltd arranged by First Gulf Bank PJSC and Standard Chartered Bank as Conventional Facility Arrangers and Islamic Facility Arrangers, and Standard Chartered Bank (Mauritius) Limited acting as Account Bank and Standard Chartered Bank acting as Global Facility Agent—incorporated by reference to Exhibit 4.41 of the annual report on Form-20F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

4.46	$ 100 million Facility Agreement dated August 20, 2014 among Twin Star Mauritius Holdings Ltd as borrower and Vedanta Resources Jersey II Limited as lender—incorporated by reference to Exhibit 4.42 of the annual report on Form-20F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

4.47	Subscription Agreement between Sterlite Industries (India) Limited and the Life Insurance Corporation of India dated April 9, 2003—incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-1(File No. 333-138739), as filed with the SEC on November 15, 2006.

4.48	Option Agreement between Sterlite Industries (India) Limited, India Foils Limited and ICICI Bank Limited dated February 18, 2005—incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.49	Corporate Guarantee by Sterlite Industries (India) Limited to ICICI Bank Limited on behalf of India Foils Limited dated February 8, 2005—incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.50	Corporate Guarantee by Sterlite Industries (India) Limited to ICICI Bank Limited on behalf of Vedanta Aluminium Limited dated December 4, 2004—incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.51	Frame Contract between Sterlite Industries (India) Limited and the CMT dated July 1, 2004, as amended on July 1, 2004—incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.52	Copper Concentrate Purchase Contract between Sterlite Industries (India) Limited and the CMT dated July 1, 2005—incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.53	Agreement for Sale and Purchase of the Power Transmission Line Division between Sterlite Industries (India) Limited and Sterlite Optical Technologies Limited dated August 30, 2006—incorporated by reference to Exhibit 10.24 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.54	Agreement between Sterlite Industries (India) Limited and Navin Agarwal dated October 8, 2003—incorporated by reference to Exhibit 10.25 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.55	Agreement between Sesa Goa Limited and Navin Agarwal dated August 17, 2013—incorporated by reference to Exhibit 4.42 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.56	Agreement between Sterlite Industries (India) Limited and Kuldip Kumar Kaura dated September 12, 2006—incorporated by reference to Exhibit 10.26 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.57	Letter issued by Sterlite Industries (India) Limited to Kuldip Kumar Kaura dated March 27, 2008—incorporated by reference to Exhibit 4.28 of the annual report on Form-20F for fiscal year 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.58	Share Purchase Agreement between Sterlite Industries (India) Limited and Anil Agarwal dated October 3, 2006 relating to the sale of Sterlite Energy Limited—incorporated by reference to Exhibit 10.29 of Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 22, 2006.

4.59	Share Purchase Agreement between Sterlite Industries (India) Limited and Dwarka Prasad Agarwal dated October 3, 2006 relating to the sale of Sterlite Energy Limited—incorporated by reference to Exhibit 10.30 of Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 22, 2006.

4.60	Share Purchase Agreement between Sterlite Industries (India) Limited and Twin Star Infrastructure Limited dated October 3, 2006 relating to the sale of Sterlite Energy Limited—incorporated by reference to Exhibit 10.31 of Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 22, 2006.

4.61	Specialty Deed between CMT, Mt Lyell Mining Company Limited, Citibank Limited and Citibank, N.A. dated April 1, 1999—incorporated by reference to Exhibit 10.36 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

4.62	Subordination Deed Poll between Monte Cello Corporation N.V., Citibank Limited and Citibank, N.A. dated April 1, 1999—incorporated by reference to Exhibit 10.37 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

4.63	Deed of Assignment of Debt between Monte Cello Corporation N.V. and Mt Lyell Mining Company Limited dated April 1, 1999—incorporated by reference to Exhibit 10.38 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

4.64	Deed of Assignment of Debt between Monte Cello Corporation N.V., Citibank Limited and Citibank, N.A. dated April 1, 1999—incorporated by reference to Exhibit 10.39 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

4.65	Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated August 29, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures-incorporated by reference to Exhibit 4.38 of the annual report on Form-20F for fiscal year 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.66	Addendum dated March 17, 2008 to the Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated August 29, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures-incorporated by reference to Exhibit 4.39 of the annual report on Form-20F for fiscal year 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.67	Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated December 23, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures-incorporated by reference to Exhibit 4.40 of the annual report on Form-20F for fiscal year 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.68	Addendum dated March 17, 2008 to the Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated December 23, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures-incorporated by reference to Exhibit 4.41 of the annual report on Form-20F for fiscal year 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.69	Purchase and Sale Agreement dated May 30, 2008 among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (U.S.A), Inc. and Sterlite Industries (India) Limited—incorporated by reference to Exhibit 4.42 of the annual report on Form-20F for fiscal year 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.70	Amendment No. 1 dated April 15, 2009 to the Settlement and Sale and Purchase Agreement dated March 6, 2009 among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (U.S.A), Inc., and Sterlite Industries (India) Limited—incorporated by reference to Exhibit 4.43 of the annual report on Form-20F for fiscal year 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.71	Amendment No. 2 effective as of April 22, 2009 to the Settlement and Sale and Purchase Agreement dated March 6, 2009, as amended on April 15, 2009, among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (U.S.A), Inc., and Sterlite Industries (India) Limited—incorporated by reference to Exhibit 4.44 of the annual report on Form-20F for fiscal year 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.72	Amendment No. 3 effective as of June 12, 2009 to the Settlement and Sale and Purchase Agreement dated March 6, 2009, as amended on April 15, 2009 and April 22, 2009, among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (U.S.A), Inc., and Sterlite Industries (India) Limited—incorporated by reference to Exhibit 4.45 of the annual report on Form-20F for fiscal year 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.73	Sterlite Plan Agreement in Principle Term Sheet dated June 12, 2009 among Asarco LLC, the subsidiary debtors, Sterlite (U.S.A), Inc., Robert C. Pate, in his capacity as the Future Claims Representative, and the Official Committee of Asbestos Claimants—incorporated by reference to Exhibit 4.46 of the annual report on Form-20F for fiscal year 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.74	Credit Agreement Letter dated February 7, 2005 between India Foils Limited and ICICI Bank Limited-incorporated by reference to Exhibit 4.47 of the annual report on Form-20F for fiscal year 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.75	Novation Agreement dated November 15, 2008 among Sterlite Industries (India) Limited, India Foils Limited and ICICI Bank Limited in respect of ₹ 773 million term loan facility—incorporated by reference to Exhibit 4.48 of the annual report on Form-20F for fiscal year 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.76	Credit Agreement Letter dated August 4, 2005 between India Foils Limited and ICICI Bank Limited-incorporated by reference to Exhibit 4.49 of the annual report on Form-20F for fiscal year 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.77	Novation Agreement dated November 15, 2008 among Sterlite Industries (India) Limited, India Foils Limited and ICICI Bank Limited in respect of the ₹ 250 million term loan facility—incorporated by reference to Exhibit 4.50 of the annual report on Form-20F for fiscal year 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.78	Agreement dated February 18, 2009 between the Orissa Mining Corporation Limited and Sterlite Industries (India) Limited—incorporated by reference to Exhibit 4.55 of the annual report on Form-20F for fiscal year 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.79	Term Sheet dated May 22, 2009 between Sterlite Industries (India) Limited and Vedanta Aluminium Limited relating to the subscription of 9.75% Non-Convertible Debentures-incorporated by reference to Exhibit 4.54 of the annual report on Form-20F for fiscal year 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.80	Indenture and Supplemental Indenture, both dated October 29, 2009, between Sterlite Industries (India) Limited and Wilmington Trust Company as trustee and Citibank, N.A., as securities administrator—incorporated by reference to Exhibits 4.1 and 4.2 to the Form-6K (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on November 3, 2009.

4.81	Second Supplemental Indenture dated October 29, 2009, between Sesa Goa Limited and Wilmington Trust Company as trustee and Citibank N.A., as securities administrator—incorporated by reference to Exhibit 99.2 to the Form 6-K (File 001-33175) of Sesa Sterlite Limited, as filed with the SEC on September 11, 2013.

4.82	Trust Deed dated October 30, 2009 between Sesa Goa Limited and Citicorp International Limited for the $500,000,000 5.0% Convertible Bonds due 2014 convertible into Shares of Sesa Goa Limited—incorporated by reference to Exhibit 4.73 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.83	Amendment dated March 29, 2009 to the Consultancy and Representative Office Agreement between Vedanta and Sterlite Industries (India) Limited both dated March 29, 2005—incorporated by reference to Exhibit 4.56 of the annual report on Form 20-F for fiscal year 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.84	Outsourcing Services Agreement dated April 1, 2010 between Vedanta and Sterlite Industries (India) Limited—incorporated by reference to Exhibit 4.57 of the annual report on Form 20-F for fiscal year 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.85	Outsourcing Services Agreement dated May 20, 2014 between Vedanta and Sesa Sterlite Limited—incorporated by reference to Exhibit 4.76 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.86	Share Purchase Agreement dated May 9, 2010 between Anglo Operations Limited, Taurus International S.A., Anglo South Africa Capital (Pty) Limited, Anglo American Services (UK) Limited, Welter Trading Limited and Vedanta—incorporated by reference to Exhibit 4.58 of the annual report on Form 20-F for fiscal year 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.87	Buyer’s Credit Import Advance facility dated December 8, 2009 and Demand Promissory Note accepted on May 18, 2010 obtained by BALCO from DBS Bank Limited for $50 million—incorporated by reference to Exhibit 4.59 of the annual report on Form 20-F for fiscal year 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.88	Letter of Credit Facility Agreement dated August 30, 2010 obtained by TSPL from ICICI Bank for ₹10,000 million—incorporated by reference to Exhibit 4.60 of the annual report on Form 20-F for fiscal year 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.89	Share Purchase and Shareholders’ Agreement dated September 17, 2010 between Sterlite Industries (India) Limited, Leighton Contractors (India) Private Limited and Vizag General Cargo Berth Private Limited—incorporated by reference to Exhibit 4.61 of the annual report on Form 20-F for fiscal year 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.90	Corporate Guarantee dated December 8, 2010 given by Sterlite Industries (India) Limited to IL&FS Trust Company Limited on behalf of TSPL—incorporated by reference to Exhibit 4.62 of the annual report on Form 20-F for fiscal year 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.91	Second Deed of Amendment dated December 16, 2010 between Anglo Operations Limited, Taurus International S.A., Anglo South Africa Capital (Pty) Limited, Anglo American Services (UK) Limited, Welter Trading Limited, THL Zinc Limited, Labaume B.V., Pecvest 17 (Proprietary) Limited and Vedanta as an amendment to the Share Purchase Agreement dated May 9, 2010—incorporated by reference to Exhibit 4.63 of the annual report on Form 20-F for fiscal year 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.92	Letter of Credit Facility Agreement dated December 18, 2010 obtained by BALCO from ICICI Bank for ₹2.50 billion—incorporated by reference to Exhibit 4.64 of the annual report on Form 20-F for fiscal year 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.93	Service Contract dated January 25, 2011 between Sterlite Industries (India) Limited and Mr. Din Dayal Jalan—incorporated by reference to Exhibit 4.65 of the annual report on Form 20-F for fiscal year 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.94	Service Contract dated January 29, 2013 between Sterlite Industries (India) Limited and Mr. Din Dayal Jalan—incorporated by reference to Exhibit 4.66 of the annual report on Form-20F for fiscal year 2013 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 30, 2013.

4.95	Service Agreement dated April 1, 2014 between Sesa Sterlite Limited and Mr. Din Dayal Jalan—incorporated by reference to Exhibit 4.86 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.96	Addendum to the Service Agreement (dated April 1, 2014) between Sesa Sterlite Limited and Mr. Din Dayal Jalan—incorporated by reference to Exhibit 4.96 of the annual report on Form-20F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

8.1**	List of subsidiaries of Vedanta Limited.

11.1	Sterlite Industries (India) Limited—Code of Business Conduct and Ethics as amended till November 2011—incorporated by reference to Exhibit 11.1 of the annual report on Form 20-F for fiscal year 2012 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on May 25, 2012.

11.2	Sesa Sterlite Limited—Code of Business Conduct and Ethics as revised and approved by the board on January 28, 2014—incorporated by reference to Exhibit 11.2 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

11.3	Sesa Sterlite Limited—Code of Business Conduct and Ethics as revised and approved by the board on October 29, 2014—incorporated by reference to Exhibit 11.3 of the annual report on Form-20F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

11.4	Vedanta Limited—Code of Business Conduct and Ethics as revised and approved by the board on April 29, 2015 and July 29, 2015—incorporated by reference to Exhibit 11.4 of the annual report on Form-20F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

11.5	Vedanta Limited—Antitrust Guidance Notes—incorporated by reference to Exhibit 11.5 of the annual report on Form-20F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

11.6	Vedanta Limited—Code of Business Conduct and Ethics as revised and approved by the board on October 28, 2016 —incorporated by reference to Exhibit 11.6 of the annual report on Form-20F for fiscal year 2017 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 15, 2017.

12.1**	Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2**	Certification by the Chief Financial Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Reserves evaluation report dated June 12, 2014 by DeGolyer and MacNaughton—incorporated by reference to Exhibit 15.2 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

15.2	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2014 on the Proved Reserves of certain Fields in India owned by Cairn India Limited for Sesa Sterlite Limited—incorporated by reference to Exhibit 15.3 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

15.3	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2013 on the Proved Reserves of certain Fields in India owned by Cairn India Limited for Sesa Sterlite Limited—incorporated by reference to Exhibit 15.4 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

15.4	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2012 on the Proved Reserves of certain Fields in India owned by Cairn India Limited for Sesa Sterlite Limited—incorporated by reference to Exhibit 15.5 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

15.5	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2011 on the Proved Reserves of certain Fields in India owned by Cairn India Limited for Sesa Sterlite Limited—incorporated by reference to Exhibit 15.6 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

15.6	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2015 on the Proved Reserves of certain Fields in India owned by Cairn India Limited for Vedanta Limited—incorporated by reference to Exhibit 15.6 of the annual report on Form-20F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

15.7	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2016 on the Proved Reserves of certain Fields in India owned by Cairn India Limited for Vedanta Limited—incorporated by reference to Exhibit 15.7 of the annual report on
Form 20-F for fiscal year 2016 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 1, 2016.

15.8	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2017 on the Proved Reserves of certain Fields in India owned by Cairn India Limited for Vedanta Limited—incorporated by reference to Exhibit 15.8 of the annual report on Form-20F for fiscal year 2017 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 15, 2017.

15.9	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2018 on the Proved Reserves of certain Fields in India owned by Cairn India Limited (now Vedanta Limited - oil and gas business) for Vedanta Limited - incorporated by reference to Exhibit 15.9 of the annual report on Form-20F for fiscal year 2018 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on July 31, 2018.

15.10**	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2019 on the Proved Reserves of certain Fields in India owned by Cairn India Limited (now Vedanta Limited - oil and gas business) for Vedanta Limited.

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

Date: July 15, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Vedanta Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Vedanta Limited and subsidiaries (the Company) as of March 31, 2019 and 2018, the related consolidated statements of profit or loss, comprehensive income, cash flows and changes in equity for each of the three years in the period ended March 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated July 15, 2019, expressed an unqualified opinion thereon.

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

/s/ S. R. Batliboi & Co. LLP

We have served as the Company’s auditor since 2017.

Gurugram, India

July 15, 2019

VEDANTA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(In millions except share or per share amounts unless otherwise stated)

For the year ended March 31,		2017	2018	2019	2019
	Notes	(₹ in million)	(₹ in million)**	(₹ in million)	(US dollars in million) (Note 2 (a))
Revenue	6	714,644	909,549	909,012	13,144
Cost of sales*		(540,662)	(661,617)	(727,832)	(10,524)

Gross profit		173,982	247,932	181,180	2,620
Other operating income		7,749	9,544	15,468	224
Distribution expenses		(16,361)	(15,553)	(17,069)	(247)
Administration expenses		(19,299)	(24,101)	(34,363)	(498)

Operating profit		146,071	217,822	145,216	2,099
Investment and other income	7	45,428	31,361	31,540	456
Finance and other costs	8	(54,927)	(135,473)	(59,026)	(853)

Profit before tax		136,572	113,710	117,730	1,702
Income tax expense	9	(38,027)	(66,426)	(41,501)	(600)

Profit for the year		98,545	47,284	76,229	1,102
Profit attributable to:
Equity holders of the parent		55,033	14,080	49,775	720
Non-controlling interests		43,512	33,204	26,454	382

Profit for the year		98,545	47,284	76,229	1,102

Earnings per share	12
Basic		18.57	3.80	13.43	0.19
Diluted		18.56	3.79	13.38	0.19
Weighted average number of equity shares used in computing earnings per share
Basic		2,964,333,584	3,709,778,760	3,705,502,141	3,705,502,141
Diluted		2,965,560,871	3,717,466,311	3,721,449,633	3,721,449,633

The accompanying notes are an integral part of these consolidated financial statements.

**	Restated (Refer Note 2(b))
*

Cost of sales for the year ended March 31, 2017, March 31, 2018 and March 31, 2019 includes net impairment (charge)/ reversal of ₹ (1,162) million, ₹ 44,679 million and ₹ 2,611 million ($ 38 million) respectively (Refer Note 14).

The Group’s (Refer Note 1- Group overview) consolidated statements of profit or loss are presented disclosing expenses by function. The consolidated statements of profit or loss disclosing expenses presented by nature are in Note 10.

VEDANTA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions except share or per share amounts unless otherwise stated)

For the year ended March 31,	2017	2018	2019	2019
	(₹ in million)	(₹ in million)#	(₹ in million)	(US dollars in million) (Note 2 (a))
Profit for the year	98,545	47,284	76,229	1,102
Other comprehensive income, net of income tax:

Items that will not be reclassified subsequently to profit or loss
Re-measurement of defined benefit obligation	(54)	71	(403)	(6)
Tax credit	40	30	247	4
Loss on fair value of financial asset investment	—	—	(446)	(6)

Items that will be reclassified subsequently to profit or loss

Exchange differences on translation of foreign operations	(3,527)	87,583	7,719	112
Tax (expense)/ credit	61	(29)	(249)	(4)
Gain on available-for-sale financial investments*	263	900	—	—
Gain/(loss) on cash flow hedges recognised during the year	905	(3,981)	1,134	16
Tax (expense)/ credit	(383)	1,572	(513)	(7)
(Gain)/loss on cash flow hedges recycled to profit or loss	(822)	3,533	(1,838)	(27)
Tax credit/ (expense)	284	(1,226)	595	9

Total other comprehensive income/(loss) for the year, net of income tax	(3,233)	88,453	6,246	91

Total Comprehensive Income for the year	95,312	135,737	82,475	1,193

Total Comprehensive Income attributable to:
Equity holders of the parent	54,292	101,802	56,854	822
Non-controlling interests	41,020	33,935	25,621	371

	95,312	135,737	82,475	1,193

*	Refer Note 25
#	Restated - Refer Note 2(b)

The accompanying notes are an integral part of these consolidated financial statements.

VEDANTA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at		March 31, 2018	March 31, 2019	March 31, 2019
	Notes	(₹ in million)*	(₹ in million)	(US dollars in million) (Note 2 (a))
ASSETS
Non-current assets
Property, plant and equipment	14	888,596	1,090,844	15,773
Exploration and evaluation assets	14	159,305	27,960	404
Intangible assets	15	8,303	7,712	112
Leasehold land		3,706	4,313	62
Deferred tax assets	9	58,635	52,830	764
Financial assets investments	16	1,595	48,865	707
Income tax assets	9	33,894	34,843	504
Other non-current assets	17	43,907	64,499	933

Total non-current assets		1,197,941	1,331,866	19,259

Current assets
Inventories	18	119,884	132,706	1,919
Income tax assets		146	83	1
Trade and other receivables	17	84,263	100,034	1,446
Short-term investments	19	315,996	292,112	4,224
Derivative financial assets	25	1,524	778	11
Restricted cash and cash equivalents	20	2,483	1,040	15
Cash and cash equivalents	21	42,192	72,291	1,045

Total current assets		566,488	599,044	8,661

Total assets		1,764,429	1,930,910	27,920

LIABILITIES
Current liabilities
Borrowings	22	313,700	315,053	4,555
Acceptances	23	94,173	81,157	1,174
Trade and other payables	24	256,058	356,275	5,152
Derivative financial liabilities	25	1,432	4,510	65
Retirement benefits	27	1,197	1,216	18
Provisions	26	1,435	2,642	38
Current tax liabilities		3,123	4,109	59

Total current liabilities		671,118	764,962	11,061

Net current assets / (liabilities)		(104,630)	(165,918)	(2,400)

Non-current liabilities
Borrowings	22	267,888	347,209	5,020
Deferred tax liabilities	9	43,703	44,154	638
Retirement benefits	27	1,551	1,445	21
Provisions	26	22,029	24,513	354
Derivative financial liabilities	25	1,178	989	14
Other non-current liabilities	24	2,785	15,692	227

Total non-current liabilities		339,134	434,002	6,274

Total liabilities		1,010,252	1,198,964	17,335

Net assets		754,177	731,946	10,585

EQUITY
Share capital	30	3,718	3,718	54
Securities premium		190,452	190,452	2,754
Treasury shares		(2,607)	(3,971)	(57)
Share based payment reserve		1,773	2,493	36
Other components of equity		100,101	107,302	1,552
Retained earnings		303,363	281,344	4,068

Equity attributable to equity holders of the parent		596,800	581,338	8,407
Non-controlling interests		157,377	150,608	2,178

Total Equity		754,177	731,946	10,585

The accompanying notes are an integral part of these consolidated financial statements.

*	Restated – Refer Note 2(b)

VEDANTA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended March 31,	2017	2018	2019	2019
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million) (Note 2 (a))
Cash flows from operating activities
Profit before tax	136,572	113,710	117,730	1,702
Adjustments to reconcile profit to net cash provided by operating activities:
Depreciation and amortisation	61,477	74,879	96,146	1,391
Impairment (reversal) / charge of property, plant and equipment/ exploration and evaluation assets/ other assets	1,162	(44,679)	(2,611)	(38)
Provision for loss on assets under construction	—	2,513	—	—
Provision for doubtful debts/advances	345	1,237	—	—
Unsuccessful exploration costs written off	407	—	497	7
Fair value gain on financial assets held for trading/fair value through profit or loss	(32,630)	(16,530)	(18,393)	(266)
Share based payment expense	66	468	812	12
Loss on sale of property, plant and equipment, net	451	160	682	10
Exchange loss, net	1,727	1,011	5,919	86
Inventory Written off	120	837	1,564	23
Interest, dividend income and bargain gain	(12,982)	(14,547)	(14,498)	(210)
Interest expense	52,648	52,593	56,305	814
Foreign currency translation reserve reclassified from equity to profit or loss relating to subsidiaries under liquidation	—	81,315	—	—
Changes in assets and liabilities:
(Increase) / decrease in receivables	3,995	(35,535)	(27,783)	(402)
Increase in inventories	(16,161)	(22,219)	(6,316)	(91)
Increase in payables	15,175	29,063	66,889	968
Proceeds from short-term investments	1,032,613	1,025,920	833,526	12,052
Purchases of short-term investments	(935,851)	(828,411)	(815,230)	(11,788)

Cash generated from operations	309,134	421,785	295,239	4,270
Interest paid	(55,284)	(51,170)	(58,901)	(852)
Interest received	11,315	14,142	8,868	128
Dividends received	7	111	306	4
Income tax paid	(53,067)	(36,461)	(37,092)	(536)

Net cash from operating activities	212,105	348,407	208,420	3,014

Cash flows from investing activities
Acquisition of subsidiary	—	(8,585)	(50,750)	(734)
Purchases of property, plant and equipment (including intangibles)	(53,751)	(72,749)	(89,754)	(1,298)
Proceeds from sale of property, plant and equipment	1,012	370	1,252	18
Loans repaid by related parties	—	—	15	0
Loans to related parties	(0)	(0)	(0)	(0)
Proceeds from short-term deposits	11,231	62,322	43,501	629
Purchases of short-term deposits	(36,349)	(37,740)	(19,310)	(279)
Purchases of long-term investments	—	—	(18,152)	(262)
Acquisition of additional interests in subsidiaries	(40)	—	—	—
Net changes in restricted cash and cash equivalents	(2,013)	4,229	51	1

Net cash used in investing activities	(79,910)	(52,153)	(133,147)	(1,925)

Cash flows from financing activities
(Repayment of) / proceeds from working capital loan, net	6,123	(39,453)	(6,265)	(91)
Proceeds from acceptances	175,698	252,952	173,808	2,513
Repayment of acceptances	(163,134)	(272,086)	(186,824)	(2,701)
Proceeds from other short-term borrowings	720,647	42,384	44,291	640
Repayment of other short-term borrowings	(507,826)	(92,896)	(31,775)	(458)
Proceeds from long-term borrowings	88,466	82,708	168,346	2,434
Repayment of long-term borrowings	(146,113)	(165,424)	(98,890)	(1,430)
Loan from related parties	2,846	—	—	—
Loan repaid to related parties	(128,094)	—	—	—
Payment of dividends to equity holders of the parent	(5,189)	(144,344)	(69,795)	(1,009)

For the year ended March 31,	2017	2018	2019	2019
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million) (Note 2 (a))
Payment of dividends to non-controlling interests, including dividend distribution tax	(91,537)	(19,307)	(37,158)	(537)
Purchase of Treasury Shares for stock options	(1,034)	(2,022)	(1,425)	(21)
Proceeds from erstwhile Cairn Stock Options	24	—	—	—
Exercise of Stock options	—	344	44	1

Net cash used in financing activities	(49,123)	(357,144)	(45,643)	(659)

Effect of exchange rate changes on cash and cash equivalents	(299)	844	(936)	(14)

Net (decrease) / increase in cash and cash equivalents	82,773	(60,046)	28,694	416

Cash and cash equivalents at the beginning of the year	20,870	103,643	43,597	630
Cash and cash equivalents at the end of the year[1]	103,643	43,597	72,291	1,046

The accompanying notes are an integral part of these consolidated financial statements.

1.	For composition Refer Note 20 and Note 21

(₹ in million)

VEDANTA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the parent
	Share capital	Securities premium	Treasury shares#	Share based payment reserve	Translation of foreign operations	Available for sale financial investments	Cash flow hedges	Retained earnings*	Total	Non- controlling interests	Total
Balance as at April 1, 2016	2,965	200,010	—	—	12,870	369	(36)	194,982	411,160	365,098	776,258
Profit for the year	—	—	—	—	—	—	—	55,033	55,033	43,512	98,545
Other comprehensive income for the year, net of tax	—	—	—	—	(1,081)	263	79	(2)	(741)	(2,492)	(3,233)

Total comprehensive income / (loss) for the year	—	—	—	—	(1,081)	263	79	55,031	54,292	41,020	95,312

Transferred to capital reserve pursuant to merger	—	(9,558)	—	—	—	—	—	9,558	—	—	—
Purchase of treasury shares	—	—	(1,034)	—	—	—	—	—	(1,034)	—	(1,034)
Recognition of share based payment	—	—	—	66	—	—	—	—	66	—	66
Purchase of non-controlling interests—Cairn India Limited	—	—	—	—	—	—	—	(15)	(15)	(188)	(203)
Dividend	—	—	—	—	—	—	—	(70,918)	(70,918)	(55,165)[1]	(126,083)
Change in Non-controlling interests	753	—	—	1,482	—	—	—	180,752	182,987	(213,515)	(30,528)

Balance as at March 31, 2017	3,718	190,452	(1,034)	1,548	11,789	632	43	369,390	576,538	137,250	713,788

*	Retained earnings mainly includes general reserve, debenture redemption reserve, preference share redemption reserve and capital reserve (Refer Note 30)
#	Treasury share represents 3,984,256 equity shares (face value of ₹ 1 each) of the Company purchased by Vedanta Limited ESOP Trust pursuant to the Company’s stock option scheme as detailed in Note 29.
1	Includes tax on dividend

(₹ in million)

	Attributable to equity holders of the parent
	Share capital	Securities premium	Treasury shares#	Share based payment reserve	Translation of foreign operations	Available for sale financial investments	Cash flow hedges	Retained earnings*	Total	Non- controlling interests	Total
Balance as at April 1, 2017	3,718	190,452	(1,034)	1,548	11,789	632	43	369,390	576,538	137,250	713,788
Profit for the year	—	—	—	—	—	—	—	14,080	14,080	33,204	47,284
Other comprehensive income for the year, net of tax	—	—	—	—	86,884	900	(147)	85	87,722	731	88,453

Total comprehensive income / (loss) for the year	—	—	—	—	86,884	900	(147)	14,165	101,802	33,935	135,737

Purchase of treasury shares	—	—	(2,022)	—	—	—	—	—	(2,022)	—	(2,022)
Stock options cancelled during the period	—	—	—	(29)	—	—	—	29	—	—	—
Recognition of share based payment	—	—	—	468	—	—	—	—	468	—	468
Exercise of stock options	—	—	449	(214)	—	—	—	109	344	—	344
Non-controlling interest on business combination[1]	—	—	—	—	—	—	—	—	—	1,092	1,092
Recognition of put option liability/ derecognition of non-controlling interest[1]	—	—	—	—	—	—	—	(1,716)	(1,716)	(627)	(2,343)
Dividend	—	—	—	—	—	—	—	(78,614)	(78,614)	(14,273)[2]	(92,887)

Balance as at March 31, 2018**	3,718	190,452	(2,607)	1,773	98,673	1,532	(104)	303,363	596,800	157,377	754,177

*	Retained earnings mainly includes general reserve, debenture redemption reserve, preference share redemption reserve and capital reserve (Refer Note 30)
#	Treasury share represents 9,233,871 equity shares (face value of ₹ 1 each) of the Company purchased by Vedanta Limited ESOP Trust pursuant to the Company’s stock option scheme as detailed in Note 29.
1	Refer Note 4(b) – Business Combination (Acquisitions of ASI) and Note 24
2	Includes tax on dividend

**	Refer Note 2(b)

(₹ in million)

	Attributable to equity holders of the parent
	Share capital	Securities premium	Treasury shares#	Share based payment reserve	Translation of foreign operations	Equity Instruments through OCI	Cash flow hedges	Retained earnings*	Total	Non- controlling interests	Total
Balance as at April 1, 2018	3,718	190,452	(2,607)	1,773	98,673	1,532	(104)	303,363	596,800	157,377	754,177
Profit for the year	—	—	—	—	—	—	—	49,775	49,775	26,454	76,229
Other comprehensive income for the year, net of tax	—	—	—	—	8,277	(446)	(630)	(122)	7,079	(833)	6,246

Total comprehensive income / (loss) for the year	—	—	—	—	8,277	(446)	(630)	49,653	56,854	25,621	82,475

Purchase of treasury shares	—	—	(1,425)	—	—	—	—	—	(1,425)	—	(1,425)
Stock options cancelled during the period	—	—	—	(71)	—	—	—	71	—	—	—
Recognition of share based payment	—	—	—	822	—	—	—		822	—	822
Exercise of stock options	—	—	61	(31)	—	—	—	14	44	—	44
Non-controlling interest on business combination[1]	—	—	—	—	—	—	—	—	—	1,962	1,962
Dividend	—	—	—	—	—	—	—	(69,795)	(69,795)	(35,739)[2]	(105,534)
Change in fair value of put option liability/ conversion option asset/ derecognition of non-controlling interest	—	—	—	—	—	—	—	(1,962)	(1,962)	1,387	(575)

Balance as at March 31, 2019	3,718	190,452	(3,971)	2,493	106,950	1,086	(734)	281,344	581,338	150,608	731,946

Balance as at March 31, 2019 (US dollars in million)	54	2,754	(57)	36	1,547	16	(11)	4,068	8,407	2,178	10,585

*	Retained earnings mainly includes general reserve, debenture redemption reserve, preference share redemption reserve and capital reserve (Refer Note 30)
#	Treasury share represents 14,998,702 equity shares (face value of ₹ 1 each) of the Company purchased by Vedanta Limited ESOP Trust pursuant to the Company’s stock option scheme as detailed in Note 29.
1	Refer Note 4(a) – Business Combination (Acquisitions of ESL)
2	Includes tax on dividend

VEDANTA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Group overview

Vedanta Limited (“the Company”) and its consolidated subsidiaries (collectively, the “Group”) is a diversified natural resource group engaged in exploring, extracting and processing minerals and oil and gas. The Group engages in the exploration, production and sale of zinc, lead, silver, copper, aluminium, iron ore and oil and gas and have a presence across India, South Africa, Namibia, Ireland, Australia, Liberia and UAE. The Group is also in the business of commercial power generation, steel manufacturing and port operations in India and manufacturing of glass substrate in South Korea and Taiwan.

The Company was incorporated on September 8, 1975 under the laws of the Republic of India. The registered office of the Company is situated at 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai-400092, Maharashtra. The Company’s shares are listed on National Stock Exchange and Bombay Stock Exchange in India. In June 2007, the Company completed its initial public offering of American Depositary Shares, or ADS, each representing four equity shares, and listed its ADSs on the New York Stock Exchange. In July 2009, the Company completed its follow-on offering of an additional 131,906,011 ADSs, each representing four equity shares, which are listed on the New York Stock Exchange.

The Company is majority owned by Twin Star Holdings Limited (“Twin Star”), Finsider International Company Limited (“Finsider”), West Globe Limited (“West Globe”) and Welter Trading Limited (“Welter”) which are in turn wholly-owned subsidiaries of Vedanta Resources PLC (“VRPLC”), which was a public limited company incorporated in the United Kingdom and listed on the London Stock Exchange (VRPLC has been delisted from London Stock Exchange on October 1, 2018 and is renamed as “Vedanta Resources Limited” (“VRL”) with effect from October 29, 2018). Twin Star, Finsider, West Globe and Welter held 37.1%, 10.8%, 1.2% and 1.0% respectively of the Company’s equity as at March 31, 2019.

Details of Group’s various businesses are as follows. The Group’s percentage holdings in each of the below businesses are disclosed in Note 34.

•	Zinc India business is owned and operated by Hindustan Zinc Limited (“HZL”).

•

Zinc international business is comprised of Skorpion mine and refinery in Namibia operated through THL Zinc Namibia Holdings (Proprietary) Limited (“Skorpion”), Lisheen mine in Ireland operated through Vedanta Lisheen Holdings Limited (“Lisheen”) (Lisheen mine ceased operations in December 2015) and Black Mountain Mining (Proprietary) Limited (“BMM”), whose assets include the operational Black Mountain mine and the Gamsberg mine project located in South Africa.

•

The Group’s oil and gas business is owned and operated by the Company (prior to merger this was owned and operated by erstwhile Cairn India Limited) and its subsidiary, Cairn Energy Hydrocarbons Limited and consists of exploration and development and production of oil and gas.

•

The Group’s iron ore business is owned by the Company, and by two wholly owned subsidiaries of the Company i.e. Sesa Resources Limited and Sesa Mining Corporation Limited and consists of exploration, mining and processing of iron ore, pig iron and metallurgical coke and generation of power for captive use. Pursuant to Honourable Supreme Court of India order, operations in the state of Goa are currently suspended. The Group’s iron ore business includes Western Cluster Limited (“WCL”) in Liberia which has iron ore assets and is wholly owned by the Group. WCL’s assets include development rights to Western Cluster and a network of iron ore deposits in West Africa. WCL’s assets have been fully impaired.

•

The Group’s copper business is owned and operated by the Company, Copper Mines of Tasmania Pty Ltd (“CMT”) and Fujairah Gold FZC and is principally one of custom smelting and includes captive power plants at Tuticorin in Southern India.

The Group’s copper business in Tamil Nadu, India has received an order from the Tamil Nadu Pollution Control Board (“TNPCB”) on April 09, 2018, rejecting the Company’s application for renewal of consent to operate under the Air and Water Acts for the 400,000 tpa copper smelter plant in Tuticorin for want of further clarification and consequently the operations were suspended. The Company has filed an appeal with TNPCB Appellate authority against the said order. During the pendency of the appeal, TNPCB through its order dated May 23, 2018 ordered for disconnection of electricity supply and closure of copper smelter plant. Post such order, the state government on May 28, 2018 ordered the permanent closure of the plant [Refer Note 3(c)].

In addition, the Group owns and operates the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary, CMT and a precious metal refinery and copper rod plant in Fujairah, UAE through its subsidiary Fujairah Gold FZC. The operations of Mt Lyell copper mine were suspended in January 2014 following a mud slide incident and were put into care and maintenance since July 09, 2014 following a rock fall incident in June 2014.

•

The Group’s Aluminium business is owned and operated by the Company and by Bharat Aluminium Company Limited (“BALCO”). The aluminium operations include a refinery and captive power plant at Lanjigarh and a smelter and captive power plants at Jharsuguda both situated in the State of Odisha in India. BALCO’s partially integrated aluminium operations are comprised of two bauxite mines, captive power plants, smelting and fabrication facilities in the State of Chattisgarh in central India.

•

The Group’s power business is owned and operated by the Company, BALCO, and Talwandi Sabo Power Limited (“TSPL”), a wholly owned subsidiary of the Company, which are engaged in the power generation business in India. The Company power operations include a thermal coal- based commercial power facility of 600 MW at Jharsuguda in the State of Odisha in Eastern India. BALCO power operations included 600 MW (2 units of 300 MW each) thermal coal based power plant at Korba, of which a unit of 300 MW was converted to be used for captive consumption vide order from Central Electricity Regulatory Commission (CERC) dated January 1, 2019. Talwandi Sabo Power Limited (“TSPL”) power operations include 1,980 MW (three units of 660 MW each) thermal coal- based commercial power facilities. Power business also includes the wind power plants commissioned by HZL and a power plant at MALCO Energy Limited (“MEL”) (under care and maintenance) situated at Mettur Dam in the State of Tamil Nadu in southern India.

•

The Group’s other activities include Electrosteel Steels Limited (“ESL”) acquired on June 4, 2018. ESL is engaged in the manufacturing and supply of billets, TMT bars, wire rods and ductile iron pipes in India.

The Group’s other activities also include Vizag General Cargo Berth Private Limited (“VGCB”) and Maritime Ventures Private Limited (“MVPL”). Vizag port project includes mechanization of coal handling facilities and upgradation of general cargo berth for handling coal at the outer harbour of Visakhapatnam Port on the east coast of India. MVPL is engaged in the business of rendering logistics and other allied services inter alia rendering stevedoring, and other allied services in ports and other allied sectors. VGCB commenced operations in the fourth quarter of fiscal 2013. The Group’s other activities also include AvanStrate Inc. (“ASI”). ASI is involved in the manufacturing of glass substrate in South Korea and Taiwan.

2. Basis of preparation and basis of measurement of financial statements

a) Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared in accordance with the accounting policies, set out below and were consistently applied to all periods presented unless otherwise stated.

These financial statements are approved for issue by the Board of Directors on July 14, 2019.

Certain comparative figures appearing in these consolidated financial statements have been regrouped and/or reclassified to better reflect the nature of those items.

The consolidated financial statements are presented in Indian Rupee (₹), the presentation currency of the Company. Solely for the convenience of readers, the consolidated financial statements as at and for the year ended March 31, 2019 have been translated into US dollars (“$”) at the noon buying rate of $ 1.00 = ₹ 69.1600 in the City of New York for cable transfers of Indian Rupee as certified for customs purposes by the Federal Reserve Bank of New York on March 29, 2019. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such a rate or any other rate.

b) Restatement/Reclassification

A) Reclassifications

The Group has revised the presentation of the following line items in the statements of profit or loss for better presentation of its financial statements. This has no material impact on the financial statements.

(i) The Group has revised the presentation of forward premium relating to derivative instruments to present it along with the mark-to-market gain/ loss on these instruments, as these more appropriately reflect the substance of the forward premiums on derivative transactions. As a result of the change, forward premium expense amounting to ₹ 6,673 million and ₹ 5,709 million (March 31, 2019: ₹ 6,827 million ($ 99 million)) has been reclassified from ‘Finance cost’ to ‘Cost of sales’ for the comparative years ended March 31, 2017 and March 31, 2018 respectively. The net cash inflow from operating activities in the consolidated cash flow statements remains unchanged.

(ii) The classification of export incentives from government has also been revised to present it under ‘other operating income’, as the revised classification is more appropriate. As a result of the change, export incentives amounting to ₹ 2,563 million and ₹ 4,171 million has been reclassified from ‘revenue’ to ‘other operating income’ for the comparative year ended March 31, 2017 and March 31, 2018 respectively.

B) Restatements

(iii) In the comparative year ended March 31, 2018, the Group acquired equity stake in AvanStrate Inc. (ASI). As permitted by IFRS 3 (Business Combinations), the Group had used provisional fair values that were determined as at March 31, 2018 for consolidation. In the current year, these fair values were finalised. Hence, the comparative year amounts have been restated accordingly. Please Refer Note 4(b) for further details.

None of the above had any effect on the equity as at April 01, 2016 and April 01, 2017.

c) Basis of Measurement

The consolidated financial statements have been prepared on a going concern basis using historical cost convention and on an accrual method of accounting, except for certain financial assets and liabilities which are measured at fair value as explained in the accounting policies below.

3(a) Significant accounting policies

A. Basis of consolidation

Subsidiaries:

The consolidated financial statements incorporate the results of the Company and all its subsidiaries (the “Group”), being the entities that it controls. Control is evidenced where the Group has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Power is demonstrated through existing rights that give the ability to direct relevant activities, which significantly affect the entity’s returns.

The financial statements of subsidiaries are prepared for the same reporting year as the parent company. Where necessary, adjustments are made to the financial statements of subsidiaries to align the accounting policies in line with accounting policies of the Group.

For non-wholly owned subsidiaries, a share of the profit/(loss) for the financial year and net assets is attributed to the non-controlling interests as shown in the consolidated statements of profit or loss, consolidated statements of comprehensive income and consolidated statements of financial position.

Liability for put option issued to non-controlling interests which do not grant present access to ownership interest to the Group is recognised at present value of the redemption amount and is reclassified from equity. At the end of each reporting period, the non-controlling interests subject to put option is derecognised and the difference between the amount derecognised and present value of the redemption amount, which is recorded as a financial liability, is accounted for as an equity transaction.

For acquisitions of additional interests in subsidiaries, where there is no change in control, the Group recognises a reduction to the non-controlling interest of the respective subsidiary with the difference between this figure and the cash paid, inclusive of transaction fees, being recognised in equity. Similarly, upon dilution of controlling interests the difference between the cash received from sale or listing of the subsidiary shares and the increase to non-controlling interest is also recognised in equity. The results of subsidiaries acquired or disposed off during the year are included in the consolidated statements of profit or loss from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Intra-Group balances and transactions, and any unrealised profits arising from intra-Group transactions are eliminated. Unrealised losses are eliminated unless costs cannot be recovered.

Joint arrangements

A Joint arrangement is an arrangement of which two or more parties have joint control. Joint control is considered when there is contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Investments in joint arrangements are classified as either joint operations or joint venture. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement, have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby, the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

The Group has both joint operations and joint ventures.

Joint operations

The Group has joint operations within its Oil and gas segment. It participates in several unincorporated joint operations which involve the joint control of assets used in oil and gas exploration and producing activities. The Group accounts for its share of assets, liabilities, income and expenditure of joint operations in which the Group holds an interest. Liabilities in unincorporated joint operations where the Group is the operator, is accounted for at gross values (including share of other partners) with a corresponding receivable from the venture partner. These have been included in the consolidated financial statements under the appropriate headings.

Details of joint operations are set out in Note 34.

Joint venture

The Group accounts for its interest in joint venture using the equity method (see Note B below), after initially being recognised at cost in the consolidated statements of financial position. Goodwill arising on the acquisition of joint venture is included in the carrying value of investments in joint venture.

B. Investments in associates:

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies. Investments in associates are accounted for using the equity method. Goodwill arising on the acquisition of associates is included in the carrying value of investments in associate.

Equity method of accounting

Under the equity method of accounting applicable for investments in associates and joint ventures, investments are initially recorded at the cost to the Group and then, in subsequent periods, the carrying value is adjusted to reflect the Group’s share of the post-acquisition profits or losses of the investee, and the Group’s share of other comprehensive income of the investee, other changes to the investees net assets and is further adjusted for impairment losses, if any. Dividend received or receivable from associate and joint ventures are recognised as a reduction in carrying amount of the investment.

The consolidated statements of profit or loss and consolidated statements of comprehensive income include the Group’s share of investee’s results, except where the investee is generating losses, share of such losses in excess of the Group’s interest in that investee are not recognised. Losses recognised under the equity method in excess of the Group’s investment in ordinary shares are applied to the other components of the Group’s interest that forms part of Group’s net investment in the investee in the reverse order of their seniority (i.e. priority in liquidation).

If the Group’s share of losses in an associate or joint venture equals or exceeds, its interests in the associate or joint venture, the Group discontinues the recognition of further losses. Additional losses are provided for, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate/ joint venture.

Unrealised gains arising from transactions with associates are eliminated against the investment to the extent of the Group’s interest in these entities. Unrealised losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

The carrying amount of equity accounted investments are tested for impairment in accordance with the policy described in Note 3 (a)(I) below.

C. Revenue recognition

Sale of goods/ rendering of services (Revenue from contracts with customers)

The Group’s revenue from contracts with customers is mainly from the sale of copper, aluminium, iron ore, zinc, oil and gas, power, steel, glass substrate and port operations. Revenue from contracts with customers is recognised when control of the goods or services is transferred to the customer which usually is on delivery of the goods to the shipping agent at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. Revenue is recognised net of discounts, volume rebates, outgoing sales taxes/ goods and service tax and other indirect taxes excluding excise duty. Revenues from sale of by-products are included in revenue.

Certain of the Group’s sales contracts provide for provisional pricing based on the price on the London Metal Exchange (LME) and crude index, as specified in the contract. Revenue in respect of such contracts is recognised when control passes to the customer and is measured at the amount the entity expects to be entitled – being the estimate of the price expected to be received at the end of the measurement period. Post transfer of control of goods, provisional pricing features are accounted in accordance with IFRS 9 ‘Financial Instruments’ rather than IFRS 15 ‘Revenue from contracts with customers’ and therefore the IFRS 15 rules on variable consideration do not apply. These ‘provisional pricing’ adjustments i.e. the consideration received post transfer of control are included in total revenue from operations on the face of the Consolidated statements of profit or loss and disclosed by way of note to the financial statements. Final settlement of the price is based on the applicable price for a specified future period. The Group’s provisionally priced sales are marked to market using the relevant forward prices for the future period specified in the contract and is adjusted in revenue.

Revenue from oil, gas and condensate sales represent the Group’s share of oil, gas and condensate production, recognised on a direct entitlement basis, when control is transferred to the buyers. Direct entitlement basis represents entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a stipulated share of the production remaining after such cost recovery. The stipulated share of production is arrived at after reducing government’s share of profit petroleum which is accounted for when the obligation in respect of the same arises.

Revenue from sale of power is recognised when delivered and measured based on rates as per bilateral contractual agreements with buyers and at a rate arrived at based on the principles laid down under the relevant Tariff Regulations as notified by the regulatory bodies, as applicable.

Where the Group acts as a port operator, revenues relating to operating and maintenance phase of the port contract are measured at the amount that Group expects to be entitled to for the services provided.

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Group performs part of its obligation by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognised for the earned consideration when that right is conditional on the Group’s future performance.

A contract liability is the obligation to transfer goods or services to a customer for which the Group has received consideration from the customer. If a customer pays consideration before the Group transfers goods or services to the customer, a contract liability is recognised when the payment is received. Contract liabilities are recognised as revenue when the Group performs under the contract.

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

D. Business combinations

Business combinations are accounted for under the purchase method. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 ‘Business Combinations’, are recognised at their fair value at the acquisition date, except certain assets and liabilities required to be measured as per the applicable standards.

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

Those provisional amounts are adjusted through goodwill during the measurement period, or additional assets or liabilities are recognised to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognised at that date. These adjustments are called as measurement period adjustments. The measurement period does not exceed twelve months from the acquisition date.

Any non-controlling interest in an acquiree is measured at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets. This accounting choice is made on a transaction by transaction basis.

Acquisition expenses are charged to consolidated statements of profit or loss.

If the Group acquires a group of assets in a company that does not constitute a business in accordance with IFRS 3, the cost of the acquired group of assets is allocated to the individual identifiable assets acquired based on their relative fair value.

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

E (a) Property, plant and equipment

(i) Mining properties and leases

When a decision is taken that a mining property is viable for commercial production (i.e. when the Group determines that the mining property will provide sufficient and sustainable return relative to the risks and the Group decided to proceed with the mine development), all further pre-production primary development expenditure other than that on land, buildings, plant, equipment and capital work in progress is capitalised as property, plant and equipment under the heading “Mining properties and leases” together with any amount transferred from “Exploration and evaluation” assets. The costs of mining properties and leases include the costs of acquiring and developing mining properties and mineral rights.

The stripping cost incurred during the production phase of a surface mine is deferred to the extent the current period stripping cost exceeds the average period stripping cost over the life of mine and recognised as an asset if such cost provides a benefit in terms of improved access to ore in future periods and certain criteria are met. When the benefit from the stripping costs are realised in the current period, the stripping costs are accounted for as the cost of inventory. If the costs of inventory produced and the stripping activity asset are not separately identifiable, a relevant production measure is used to allocate the production stripping costs between the inventory produced and the stripping activity asset. The Group uses the expected volume of waste compared with the actual volume of waste extracted for a given value of ore/mineral production for the purpose of determining the cost of the stripping activity asset.

Deferred stripping costs are included in mining properties within property, plant and equipment and disclosed as a part of mining properties. After initial recognition, the stripping activity asset is depreciated on a unit of production method over the expected useful life of the identified component of the ore body.

In circumstances where a mining property is abandoned, the cumulative capitalised costs relating to the property are written off in the period in which it occurs i.e. when the Group determines that the mining property will not provide sufficient and sustainable returns relative to the risks and the Group decides not to proceed with the mine development.

Commercial reserves are proved and probable reserves as defined by the ‘JORC’ Code, ‘MORC’ code or ‘SAMREC’ Code. Changes in the commercial reserves affecting unit of production calculations are dealt with prospectively over the revised remaining reserves.

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

Gains and losses on disposal of an item of property, plant and equipment computed as the difference between the net disposal proceeds and the carrying amount of the asset is included in the consolidated statements of profit or loss when the asset is derecognised. Major inspection and overhaul expenditure is capitalised, if the recognition criteria are met.

(iv) Assets under construction

Assets under construction are capitalised in the assets under construction account. At the point when an asset is capable of operating in the manner intended by management, the cost of construction is transferred to the appropriate category of property, plant and equipment. Costs associated with the commissioning of an asset and any obligatory decommissioning costs are capitalised until the period of commissioning has been completed and the asset is ready for its intended use.

(v) Depreciation, depletion and amortisation expense

Mining properties and other assets in the course of development or construction, freehold land and goodwill are not depreciated or amortised.

Mining properties

The capitalised mining properties are amortised on a unit-of-production basis over the total estimated remaining commercial proved and probable reserves of each property or Group of properties and are subject to impairment review. Costs used in the unit of production calculation comprise the net book value of capitalised costs plus the estimated future capital expenditure required to access the commercial reserves. Changes in the estimates of commercial reserves or future capital expenditure are dealt with prospectively.

Leasehold land and buildings are depreciated on a straight-line basis over the period of the lease or, if shorter, their useful economic life.

Oil and gas assets

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

Costs used in the unit of production calculation comprise the net book value of capitalised costs plus the estimated future field development costs required to access the commercial reserves. Changes in the estimates of commercial reserves or future field development costs are dealt with prospectively.

Other assets

Depreciation on Property, plant and equipment is calculated using the straight-line method (SLM) to allocate their cost, net of their residual values, over their estimated useful lives (determined by the management) as given below. Management’s assessment takes into account, inter alia, the nature of the assets, the estimated usage of the assets, the operating conditions of the assets, past history of replacement and maintenance support.

Estimated useful life of assets are as follows:

Buildings—operations and administration	3-60 years
Plant and machinery	15-40 years
Railway Sidings	15 years
Office equipment	3-6 years
Furniture and fixtures	8-10 years
Vehicles	8-10 years

Major inspection and overhaul costs are depreciated over the estimated life of the economic benefit to be derived from such costs. The carrying amount of the remaining previous overhaul cost is charged to the consolidated statements of profit or loss if the next overhaul is undertaken earlier than the previously estimated life of the economic benefit.

The Group reviews the residual value and useful life of an asset at least at each financial year end and, if expectations differ from previous estimates, the change is accounted for as a change in accounting estimate.

The Group has reassessed the economic lives of commercial thermal power plants to be the lower of its technical useful life or the term of the power purchase agreement, which is 25 years. This has had no material impact on these financial statements.

(b) Exploration and evaluation assets

Exploration and evaluation expenditure incurred prior to obtaining the mining right or the legal right to explore are expensed as incurred.

Exploration and evaluation expenditure incurred after obtaining the mining right or the legal right to explore, are capitalised as exploration and evaluation assets (intangible assets) and stated at cost less impairment, if any. Exploration and evaluation assets are transferred to the appropriate category of property, plant and equipment when the technical feasibility and commercial viability has been determined. Exploration and evaluation assets are assessed for impairment and impairment loss, if any, is recognised prior to reclassification.

Exploration expenditure includes all direct and allocated indirect expenditure associated with finding specific mineral resources which includes depreciation and applicable operating costs of related support equipment and facilities and other costs of exploration activities:

•	Acquisition costs - costs associated with acquisition of licences and rights to explore, including related professional fees.

•

General exploration costs - costs of surveys and studies, rights of access to properties to conduct those studies (e.g., costs incurred for environment clearance, defence clearance, etc.), and salaries and other expenses of geologists, geophysical crews and other personnel conducting those studies.

•	Costs of exploration drilling and equipping exploration and appraisal wells.

Exploration expenditure incurred in the process of determining oil and gas exploration targets is capitalised within “exploration and evaluation assets “and subsequently allocated to drilling activities. Exploration drilling costs are initially capitalised on a well-by-well basis until the success or otherwise of the well has been established. The success or failure of each exploration effort is judged on a well-by-well basis. Drilling costs are written off on completion of a well unless the results indicate that hydrocarbon reserves exist and there is a reasonable prospect that these reserves are commercial.

Following appraisal of successful exploration wells, if commercial reserves are established and technical feasibility for extraction demonstrated, then the related capitalised exploration costs are transferred into a single field cost centre within property, plant and equipment - development/ producing assets (oil and gas properties) after testing for impairment. Where results of exploration drilling indicate the presence of hydrocarbons which are ultimately not considered commercially viable, all related costs are written off to the consolidated statements of profit or loss.

Expenditure incurred on the acquisition of a licence interest is initially capitalised on a licence-by-licence basis. Costs are held undepleted, within exploration and evaluation assets until such time as the exploration phase on the licence area is complete or commercial reserves have been discovered.

Net proceeds from any disposal of an exploration asset are initially credited against the previously capitalised costs. Any surplus/ deficit is recognised in the consolidated statements of profit or loss.

(c) Other Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. Subsequently, intangibles assets are measured at cost less accumulated amortisation and accumulated impairment losses, if any.

The Group recognises port concession rights as “Intangible Assets” arising from a service concession arrangement, in which the grantor controls or regulates the services provided and the prices charged, and also controls any significant residual interest in the infrastructure such as property, plant and equipment, irrespective whether the infrastructure is existing infrastructure of the grantor or the infrastructure is constructed or purchased by the Group as part of the service concession arrangement. Such an intangible asset is recognised by the Group initially at cost determined as the fair value of the consideration received or receivable for the construction service delivered and is capitalised when the project is complete in all respects. Port concession rights are amortised on straight line basis over the balance of license period. The concession period is 30 years from the date of the award. Any addition to the port concession rights are measured at fair value on recognition. Port concession rights also include certain property, plant and equipment in accordance with IFRIC 12 “Service Concession Arrangements”.

Intangible assets are amortised over their estimated useful life on a straight line basis Software is amortised over the estimated useful life ranging from 0 – 5 years. Amounts paid for securing mining rights are amortised over the period of the mining lease ranging from 16-25 years. Technological know-how and acquired brand are amortised over the estimated useful life of ten years.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the consolidated statements of profit or loss when the asset is derecognised.

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

G. Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(a) Financial Assets – Recognition & subsequent measurement

All financial assets are recognised initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset. Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognised on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

For purposes of subsequent measurement, financial assets are classified in four categories:

Debt instruments at amortised cost

A ‘debt instrument’ is measured at amortised cost if both the following conditions are met:

a)	The asset is held within a business model whose objective is to hold assets for collecting contractual cash flows, and

b)	Contractual terms of the asset give rise on specified dates to cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding.

After initial measurement, such financial assets are subsequently measured at amortised cost using the Effective Interest Rate (EIR) method. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included in interest income in consolidated statements of profit or loss. The losses arising from impairment are recognised in consolidated statements of profit or loss.

Debt instruments at fair value through other comprehensive income (FVOCI)

A ‘debt instrument’ is classified as at the FVOCI if both of the following criteria are met:

a)	The objective of the business model is achieved both by collecting contractual cash flows and selling the financial assets, and

b)	The asset’s contractual cash flows represent SPPI.

Debt instruments included within the FVOCI category are measured initially as well as at each reporting date at fair value. Fair value movements are recognised in other comprehensive income (OCI). However, interest income, impairment losses and reversals and foreign exchange gain or loss are recognized in the consolidated statements of profit or loss. On derecognition of the asset, cumulative gain or loss previously recognised in other comprehensive income is reclassified from the equity to consolidated statements of profit or loss. Interest earned whilst holding fair value through other comprehensive income debt instrument is reported as interest income using the EIR method.

Debt instruments at fair value through profit or loss (FVTPL)

FVTPL is a residual category for debt instruments. Any debt instrument, which does not meet the criteria for categorization as at amortised cost or as FVOCI, is classified as at FVTPL.

In addition, the Group may elect to designate a debt instrument, which otherwise meets amortised cost or FVOCI criteria, as at FVTPL. However, such election is allowed only if doing so reduces or eliminates a measurement or recognition inconsistency (referred to as ‘accounting mismatch’). The Group has not designated any debt instrument as at FVTPL.

Debt instruments included within the FVTPL category are measured at fair value with all changes being recognised in consolidated statements of profit or loss.

Equity instruments

All equity investments in scope of IFRS 9 are measured at fair value. Equity instruments which are held for trading and contingent consideration recognised by an acquirer in a business combination to which IFRS 3 applies are classified as at FVTPL. For all other equity instruments, the Group may make an irrevocable election to present in other comprehensive income subsequent changes in the fair value. The Group makes such election on an instrument-by-instrument basis. The classification is made on initial recognition and is irrevocable.

If the Group decides to classify an equity instrument as at FVOCI, then all fair value changes on the instrument, excluding dividends, are recognised in the OCI. There is no recycling of the amounts from OCI to profit or loss, even on sale of investment. However, the Group may transfer the cumulative gain or loss within equity. For equity instruments which are classified as FVTPL, all subsequent fair value changes are recognised in the consolidated statements of profit or loss.

(b) Financial Asset - Derecognition

The Group derecognises a financial asset when the contractual rights to cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

(c) Impairment of financial assets

In accordance with IFRS 9, the Group applies expected credit loss (“ECL”) model for measurement and recognition of impairment loss on the following financial assets:

i)	Financial assets that are debt instruments, and are measured at amortised cost e.g., loans, debt securities and deposits

ii)	Financial assets that are debt instruments and are measured as at FVOCI

iii)	Trade receivables or any contractual right to receive cash or another financial asset that result from transactions that are within the scope of IFRS 15.

The Group follows ‘simplified approach’ for recognition of impairment loss allowance on trade receivables, contract assets and lease receivables. The application of simplified approach does not require the Group to track changes in credit risk. Rather, it recognises impairment loss allowance based on lifetime ECLs at each reporting date, right from its initial recognition.

At each reporting date, for recognition of impairment loss on other financial assets and risk exposure, the Group determines whether there has been a significant increase in the credit risk since initial recognition. If credit risk has not increased significantly, 12-month ECL is used to provide for impairment loss. However, if credit risk has increased significantly, lifetime ECL is used. If, in a subsequent period, credit quality of the instrument improves such that there is no longer a significant increase in credit risk since initial recognition, then the Group reverts to recognising impairment loss allowance based on 12-month ECL.

Lifetime ECL are the expected credit losses resulting from all possible default events over the expected life of a financial instrument. The 12-month ECL is a portion of the lifetime ECL which results from default events that are possible within 12 months after the reporting date.

ECL is the difference between all contractual cash flows that are due to the Group in accordance with the contract and all the cash flows that the entity expects to receive, discounted at the original EIR.

ECL impairment loss allowance (or reversal) during the year is recognised as income/expense in profit or loss. The consolidated statements of financial position presentation for various financial instruments is described below:

i)

Financial assets measured at amortised cost: ECL is presented as an allowance, i.e., as an integral part of the measurement of those assets in the balance sheet. The Group does not reduce impairment allowance from the gross carrying amount.

ii)

Debt instruments measured at FVOCI: Since financial assets are already reflected at fair value, impairment allowance is not further reduced from its value. Rather, ECL amount is presented as ‘accumulated impairment amount’ in the OCI.

For assessing increase in credit risk and impairment loss, the Group combines financial instruments on the basis of shared credit risk characteristics with the objective of facilitating an analysis that is designed to enable significant increases in credit risk to be identified on a timely basis.

The Group does not have any purchased or originated credit-impaired (POCI) financial assets, i.e., financial assets which are credit impaired on purchase/origination.

(d) Financial liabilities – Recognition and Subsequent measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, or as loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognised initially at fair value, and in the case of financial liabilities at amortised cost, net of directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, loans and borrowings including bank overdrafts, financial guarantee contracts and derivative financial instruments.

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss. Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognised in the consolidated statements of profit or loss.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated as such at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. For liabilities designated as FVTPL, fair value gains/ losses attributable to changes in own credit risk are recognised in OCI. These gains/ losses are not subsequently transferred to profit or loss. However, the Group may transfer the cumulative gain or loss within equity. All other changes in fair value of such liability are recognised in the consolidated statements of profit or loss. The Group has not designated any financial liability as at fair value through profit or loss.

Financial liabilities at amortised cost (Loans and Borrowings and Trade and Other payables)

After initial recognition, interest-bearing loans and borrowings and trade and other payables are subsequently measured at amortised cost using the EIR method. Gains and losses are recognised in consolidated statements of profit or loss when the liabilities are derecognised as well as through the EIR amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance and other costs in the consolidated statements of profit or loss.

(e) Financial liabilities – Derecognition

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in the consolidated statements of profit or loss.

(f) Embedded Derivatives

An embedded derivative is a component of a hybrid (combined) instrument that also includes a non-derivative host contract – with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. An embedded derivative causes some or all of the cash flows that otherwise would be required by the contract to be modified according to a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss.

If the hybrid contract contains a host that is a financial asset within the scope of IFRS 9, the Group does not separate embedded derivatives. Rather, it applies the classification requirements contained in IFRS 9 to the entire hybrid contract. Derivatives embedded in all other host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held for trading or designated at fair value though profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in consolidated statements of profit or loss, unless designated as effective hedging instruments.

(g) Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recognised at the proceeds received, net of direct issue costs.

(h) Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statements of financial position if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis or to realise the asset and settle the liability simultaneously.

(i) Derivative financial instruments and hedge accounting

Initial recognition and subsequent measurement

In order to hedge its exposure to foreign exchange, interest rate, and commodity price risks, the Group enters into forward, option, swap contracts and other derivative financial instruments. The Group does not hold derivative financial instruments for speculative purposes.

Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives are taken directly to consolidated statements of profit or loss, except for the effective portion of cash flow hedges, which is recognised in OCI and later reclassified to consolidated statements of profit or loss when the hedge item affects profit or loss or treated as basis adjustment if a hedged forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability.

For the purpose of hedge accounting, hedges are classified as:

•	Fair value hedges when hedging the exposure to changes in the fair value of a recognised asset or liability or an unrecognised firm commitment

•

Cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognised firm commitment

•	Hedges of a net investment in a foreign operation

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting. The documentation includes the Group’s risk management objective and strategy for undertaking hedge, the hedging/economic relationship, the hedged item or transaction, the nature of the risk being hedged, hedge ratio and how the Group will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges that meet the strict criteria for hedge accounting are accounted for, as described below:

(1) Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in consolidated statements of profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

When an unrecognised firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognised as an asset or liability with a corresponding gain or loss recognised in consolidated statements of profit or loss. Hedge accounting is discontinued when the Group revokes the hedge relationship, the hedging instrument or hedged item expires or is sold, terminated, or exercised or no longer meets the criteria for hedge accounting.

(2) Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognised in OCI in the cash flow hedge reserve, while any ineffective portion is recognised immediately in the consolidated statements of profit or loss.

Amounts recognised in OCI are transferred to consolidated statements of profit or loss when the hedged transaction affects profit or loss, such as when the hedged financial income or financial expense is recognised or when a forecast sale occurs. When the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recognised in OCI are transferred to the initial carrying amount of the non-financial asset or liability

If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover (as part of the hedging strategy), or if its designation as a hedge is revoked, or when the hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss previously recognised in OCI remains separately in equity until the forecast transaction occurs or the foreign currency firm commitment is met.

(3) Hedges of a net investment

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a way similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognised in OCI while any gains or losses relating to the ineffective portion are recognised in the consolidated statements of profit or loss. On disposal of the foreign operation, the cumulative value of any such gains or losses recorded in equity is reclassified to the consolidated statements of profit or loss (as a reclassification adjustment).

H. Borrowing costs

Borrowing cost includes interest expense as per effective interest rate (EIR) and exchange differences arising from foreign currency borrowings to the extent they are regarded as an adjustment to the interest cost.

Borrowing costs directly relating to the acquisition, construction or production of a qualifying capital project under construction are capitalised and added to the project cost during construction until such time that the assets are substantially ready for their intended use i.e. when they are capable of commercial production. Borrowing costs relating to the construction phase of a service concession arrangement is capitalised as part of the cost of the intangible asset. Where funds are borrowed specifically to finance a qualifying capital project, the amount capitalised represents the actual borrowing costs incurred. Where surplus funds are available out of money borrowed specifically to finance a project, the income generated from such short-term investments is deducted from the total capitalised borrowing cost. If any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing then becomes part of general borrowing. Where the funds used to finance a project form part of general borrowings, the amount capitalised is calculated using a weighted average of rates applicable to relevant general borrowings of the Group during the year.

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

I. Impairment

Non-financial assets

Impairment charges and reversals are assessed at the level of cash-generating units. A cash-generating unit (CGU) is the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets.

The Group assesses at each reporting date, whether there is an indication that an asset may be impaired. The Group conducts an internal review of asset values annually, which is used as a source of information to assess for any indications of impairment or reversal of previously recognised impairment losses. Internal and external factors, such as worse economic performance than expected, changes in expected future prices, costs and other market factors are also monitored to assess for indications of impairment or reversal of previously recognised impairment losses.

If any such indication exists or in case of goodwill where annual testing of impairment is required then an impairment review is undertaken, the recoverable amount is calculated, as the higher of fair value less costs of disposal and the asset’s value in use.

Fair value less costs of disposal is the price that would be received to sell the asset in an orderly transaction between market participants and does not reflect the effects of factors that may be specific to the Group and not applicable to entities in general. Fair value for mineral and oil and gas assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted at an appropriate post-tax discount rate to arrive at the net present value.

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

The carrying amount of the CGU is determined on a basis consistent with the way the recoverable amount of the CGU is determined. The carrying value is net of deferred tax liability recognised in the fair value of assets acquired in the business combination.

If the recoverable amount of an asset or CGU is estimated to be less than it’s carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognised in the consolidated statements of profit or loss.

Any reversal of the previously recognised impairment loss is limited to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had previously been recognised except if initially attributed to goodwill.

Exploration and evaluation assets:

In assessing whether there is any indication that an exploration and evaluation asset may be impaired, the Group considers, as a minimum, the following indicators:

•	the period for which the Group has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

•	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

•

exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the Group has decided to discontinue such activities in the specific area;

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

J. Leases

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

Finance leases are capitalised at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised in finance and other costs in the consolidated statements of profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalised in accordance with the Group’s policy on the general borrowing costs. Contingent rentals are recognised as expenses in the periods in which they are incurred.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are recognised as an expense in the consolidated statements of profit or loss on a straight-line basis over the lease term.

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

Leases are classified as finance leases when substantially all of the risks and rewards of ownership transfer from the Group to the lessee. Amounts due from lessees under finance leases are recorded as receivables at the Group’s net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the net investment outstanding in respect of the lease.

K. Government grants

Grants and subsidies from the government are recognised when there is reasonable assurance that (i) the Group will comply with the conditions attached to them, and (ii) the grant/subsidy will be received.

When the grant or subsidy relates to revenue, it is recognised as income on a systematic basis in the consolidated statements of profit or loss over the periods necessary to match them with the related costs, which they are intended to compensate.

Government grants relating to tangible fixed assets are deducted in calculating the carrying amount of the assets and recognised in the consolidated statements of profit or loss over the expected useful lives of the assets concerned as a reduced depreciation expense.

When loans or similar assistance are provided by governments or related institutions, with an interest rate below the current applicable market rate, the effect of this favourable interest is regarded as a government grant. The loan or assistance is initially recognised and measured at fair value and the government grant is measured as the difference between the initial carrying value of the loan and the proceeds received. The loan is subsequently measured as per the accounting policy applicable to financial liabilities.

L. Inventories

Inventories and work-in-progress are stated at the lower of cost and net realisable value.

Cost is determined on the following basis:

•

Purchased copper concentrate is recorded at cost on a first-in, first-out (“FIFO”) basis; all other materials including stores and spares are valued on weighted average basis; except in Oil and Gas business where stores and spares are valued on FIFO basis.

•

Finished products are valued at raw material cost plus costs of conversion, comprising labour costs and an attributable proportion of manufacturing overheads based on normal levels of activity and are moved out of inventory on a weighted average basis (except in copper business where FIFO basis is followed); and

•	By-products and scrap are valued at net realisable value.

Net realisable value is determined based on estimated selling price, less further costs expected to be incurred for completion and disposal.

M. Taxation

Tax expense represents the sum of current tax and deferred tax.

Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the reporting date and includes any adjustment to tax payable in respect of previous years.

Subject to the exceptions below, deferred tax is provided, using the balance sheet method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes and on carry forward of unused tax credits and unused tax losses:

•

tax payable on the future remittance of the past earnings of subsidiaries where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future;

•

deferred income tax is not recognised on initial recognition as well as on the impairment of goodwill which is not deductible for tax purposes or on the initial recognition of an asset or liability in a transaction that is not a business combination and at the time of the transaction, affects neither the accounting profit nor taxable profit (tax loss); and

•	deferred tax assets (including MAT credit entitlement) are recognised only to the extent that it is more likely than not that they will be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. Tax relating to items recognised outside consolidated statements of profit or loss is recognised outside consolidated statements of profit or loss (either in other comprehensive income or equity).

The carrying amount of deferred tax assets (including MAT credit entitlement) is reviewed at each reporting date and is adjusted to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

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

Past service costs are recognised in the consolidated statements of profit or loss on the earlier of:

•	the date of the plan amendment or curtailment, and

•	the date that the Group recognises related restructuring costs

Net interest is calculated by applying a discount rate to the net defined benefit liability or asset at the beginning of the period. Defined benefit costs are split into current service cost, past service cost, net interest expense or income and remeasurement, and gains and losses on curtailments and settlements.

Current service cost and past service costs are recognised within cost of sales and administrative expenses and distribution expenses. Net interest expense or income is recognised within finance and other costs.

For defined contribution schemes, the amount charged to the consolidated statements of profit or loss in respect of pension costs and other post-retirement benefits is the contributions payable in the year, recognised as and when the employee renders related service.

O. Share-based payments

Certain employees (including executive directors) of the Group receive part of their remuneration in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (‘equity-settled transactions’).

The cost of equity-settled transactions with employees is measured at fair value of share awards at the date at which they are granted. The fair value of share awards is determined with the assistance of an external valuer and the fair value at the grant date is expensed on a proportionate basis over the vesting period based on the Group’s estimate of shares that will eventually vest. The estimate of the number of awards likely to vest is reviewed at each balance sheet date up to the vesting date at which point the estimate is adjusted to reflect the current expectations. The resultant increase in equity is recorded in share-based payment reserve.

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

Additionally, VRL offered certain share-based incentives under the Long-Term Incentive Plan (“LTIP”) to employees and directors of the Company and its subsidiaries. VRL recovers the proportionate cost (calculated based on the grant date fair value of the options granted) from the respective group companies, which is charged to the consolidated statements of profit or loss.

P. Provisions, contingent liabilities and contingent assets

The assessments undertaken in recognising provisions and contingencies have been made in accordance with the applicable IFRS.

Provisions represent liabilities for which the amount or timing is uncertain. Provisions are recognised when the Group has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources, that can be reliably estimated, will be required to settle such an obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows to net present value using an appropriate pre-tax discount rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Unwinding of the discount is recognised in the consolidated statements of profit or loss as a finance and other costs. Provisions are reviewed at each reporting date and are adjusted to reflect the current best estimate.

A contingent liability is a possible obligation that arises from past events whose existence will be confirmed by the occurrence or non-occurrence of one or more uncertain future events beyond the control of the Group or a present obligation that is not recognised because it is not probable that an outflow of resources will be required to settle the obligation. A contingent liability also arises in extremely rare cases where there is a liability that cannot be recognised because it cannot be measured reliably. The Group does not recognise a contingent liability but discloses its existence in the consolidated financial statements.

In the normal course of business, contingent liabilities may arise from litigation and other claims against the Group. Financial guarantees are also provided in the normal course of business. There are certain obligations which management has concluded, based on all available facts and circumstances, are not probable of payment or are very difficult to quantify reliably, and such obligations are treated as Contingent liabilities and disclosed in the notes but are not reflected as liabilities in the financial statements. Although there can be no assurance regarding the final outcome of the legal proceedings in which the Group is involved, it is not expected that such contingencies will have a material effect on its financial position or profitability.

Contingent assets are not recognised but disclosed in the financial statements when an inflow of economic benefit is probable.

The Group has significant capital commitments in relation to various capital projects which are not recognised in the consolidated statements of financial position.

Q. Restoration, rehabilitation and environmental costs

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the development or ongoing production of a mine or oil fields. Such costs, discounted to net present value, are provided for and a corresponding amount is capitalised at the start of each project, as soon as the obligation to incur such costs arises. These costs are charged to the consolidated statements of profit or loss over the life of the operation through the depreciation of the asset and the unwinding of the discount on the provision. The cost estimates are reviewed periodically and are adjusted to reflect known developments which may have an impact on the cost estimates or life of operations. The cost of the related asset is adjusted for changes in the provision due to factors such as updated cost estimates, changes to lives of operations, new disturbance and revisions to discount rates. The adjusted cost of the asset is depreciated prospectively over the lives of the assets to which they relate. The unwinding of the discount is shown as a finance and other costs in the consolidated statements of profit or loss.

Costs for the restoration of subsequent site damage which is caused on an ongoing basis during production are provided for at their net present value and charged to the consolidated statements of profit or loss as extraction progresses. Where the costs of site restoration are not anticipated to be material, they are expensed as incurred.

R. Accounting for foreign currency transactions and translations

The functional currency for each entity in the Group is determined as the currency of the primary economic environment in which it operates. For all principal operating subsidiaries, the functional currency is normally the local currency of the country in which it operates with the exception of oil and gas business operations which have a US dollar functional currency as that is the currency of the primary economic environment in which it operates.

In the financial statements of individual group companies, transactions in currencies other than the respective functional currencies are translated into their functional currencies at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in other currencies are translated into functional currencies at exchange rates prevailing on the reporting date. Non-monetary assets and liabilities denominated in other currencies and measured at historical cost or fair value are translated at the exchange rates prevailing on the dates on which such values were determined.

All exchange differences are included in the consolidated statements of profit or loss except those where the monetary item is designated as an effective hedging instrument of the currency risk of designated forecasted sales or purchases, which are recognised in the other comprehensive income.

Exchange differences which are regarded as an adjustment to interest costs on foreign currency borrowings, are capitalised as part of borrowing costs in qualifying assets.

For the purposes of the consolidation of financial statements, items in the consolidated statements of profit or loss of those businesses for which the Indian Rupees is not the functional currency are translated into Indian Rupees at the average rates of exchange during the year/ exchange rates as on the date of transaction. The related consolidated statements of financial position is translated into Indian rupees at the rates as at the reporting date. Exchange differences arising on translation are recognised in the consolidated statements of other comprehensive income. On disposal of such entities the deferred cumulative exchange differences recognised in equity relating to that particular foreign operation are recognised in the consolidated statements of profit or loss.

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

Own equity instruments that are reacquired (treasury shares) are recognised at cost and deducted from equity. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognised in equity. Share options whenever exercised, would be satisfied with treasury shares.

U. Current and non-current classification

The Group presents assets and liabilities in the consolidated statements of financial position based on current / non-current classification. An asset is classified as current when it satisfies any of the following criteria:

•	it is expected to be realized in, or is intended for sale or consumption in, the Group’s normal operating cycle.

•	it is held primarily for the purpose of being traded;

•	it is expected to be realized within 12 months after the reporting date; or

•	it is cash or cash equivalent unless it is restricted from being exchanged or used to settle a liability for at least 12 months after the reporting date.

All other assets are classified as non-current.

A liability is classified as current when it satisfies any of the following criteria:

•	it is expected to be settled in the Group’s normal operating cycle;

•	it is held primarily for the purpose of being traded;

•	it is due to be settled within 12 months after the reporting date; or

•

the Group does not have an unconditional right to defer settlement of the liability for at least 12 months after the reporting date. Terms of a liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

All other liabilities are classified as non-current.

Deferred tax assets and liabilities are classified as non-current only.

V. Acceptances

The Group enters into arrangements whereby financial institutions make direct payments to suppliers for raw materials and project materials. The financial institutions are subsequently repaid by the Group at a later date providing working capital timing benefits. These are normally settled up to twelve months (for raw materials) and up to 36 months (for project materials). Where these arrangements are for raw materials with a maturity of up to twelve months, the economic substance of the transaction is determined to be operating in nature and these are recognised as Acceptances. Where these arrangements are for project materials with a maturity up to thirty-six months, the economic substance of the transaction is determined to be financing in nature, and these are presented within borrowings in the statements of financial position. Interest expense on these are recognised in the finance and other costs.

W. Cash and cash equivalents and restricted cash and cash equivalents

Cash and cash equivalents in the consolidated statements of financial position and consolidated statements of cash flows comprise cash at bank and in hand, and short-term deposits which have a maturity of three months or less from the date of acquisition, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and are unrestricted as to withdrawal and usage.

Additionally, cash and cash equivalents for the purposes of cash flow statements includes restricted cash balance kept in a specified bank account towards unpaid dividend to be utilized solely for the purposes of payment of dividends.

Restricted cash and cash equivalents in the consolidated statements of financial position comprise cash at bank and in hand, and short-term deposits which have a maturity of three months or less from the date of acquisition and are restricted as to withdrawal and usage.

3(b) Application of new and revised standards

The Group has adopted with effect from April 01, 2018, the following new standards and amendments:

IFRS 15 – Revenue from contracts with customers

The Group has adopted IFRS 15 Revenue from contracts with Customers with effect from April 1, 2018 which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The standard replaces most of the current revenue recognition guidance. The core principle of the new standard is for companies to recognise revenue when the control of the goods and services is transferred to the customer as against the transfer of risk and rewards. As per the Group’s current revenue recognition practices, transfer of control happens at the same point as transfer of risk and rewards thus not effecting the revenue recognition. The amount of revenue recognised reflects the consideration to which the Group expects to be entitled in exchange for those goods or services.

Under this standard, services provided post transfer of control of goods are treated as separate performance obligation and requires proportionate revenue to be deferred along with associated costs and to be recognised over the period of service. The Group provides shipping and insurances services after the date of transfer of control of goods and therefore has identified it as a separate performance obligation. As per the result of evaluation of contracts of the relevant revenue streams, it is concluded that the impact of this change is immaterial to the Group and hence no accounting changes have been done.

The Group has products which are provisionally priced at the date revenue is recognised. Revenue in respect of such contracts are recognised when control passes to the customer and is measured at the amount the Group expects to be entitled – being the estimate of the price expected to be received at the end of the measurement period. Post transfer of control of goods, subsequent movements in provisional pricing are accounted for in accordance with IFRS 9 “Financial Instruments” rather than IFRS 15 and therefore the IFRS 15 rules on variable consideration do not apply. These ‘provisional pricing’ adjustments i.e. the consideration received post transfer of control has been included in total revenue on the face of the consolidated statements of profit or loss. The accounting for revenue under IFRS 15 does not, therefore, represent a substantive change from the Group’s previous practice for recognising revenue from sales to customers.

Further, export incentives received from Government that were included within revenue are now included within other operating income.

The Group has adopted the modified transitional approach as permitted by the standard under which the comparative financial information is not restated. The accounting changes required by the standard are not having material effect on the recognition or measurement of revenues and no transitional adjustment is recognised in retained earnings at April 01, 2018. Additional disclosures as required by IFRS 15 have been included in these financial statements.

Previous period Accounting Policy: Revenue Recognition

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

Revenue from oil, gas and condensate sales represent the Group’s share of oil, gas and condensate production, recognised on a direct entitlement basis, when significant risks and rewards of ownership are transferred to the buyers. Direct entitlement basis represents entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a stipulated share of the production remaining after such cost recovery. The stipulated share of production is arrived at after reducing government’s share of profit petroleum which is accounted for when the obligation (legal or constructive), in respect of the same arises.

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

IFRS 9: Financial Instruments

IFRS 9 has reduced the complexity of the current rules on financial instruments as mandated in IAS 39. It has fewer classification and measurement categories as compared to IAS 39. It eliminates the rule-based requirement of segregating embedded derivatives from financial assets and tainting rules pertaining to held to maturity investments. For financial assets which are debt instruments, IFRS 9 establishes a principle-based approach for classification based on cash flow characteristics of the asset and the business model in which an asset is held. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by- share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognised in other comprehensive income on such equity investment would ever be reclassified to profit or loss. It requires the entity, which chooses to designate a liability as at fair value through profit or loss, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income.

IFRS 9 replaces the ‘incurred loss model’ in IAS 39 with an ‘expected credit loss’ model. The measurement uses a dual measurement approach, under which the loss allowance is measured as either 12 month expected credit losses or lifetime expected credit losses. The standard also introduces new presentation and disclosure requirements.

For transition, the Group has elected to apply the limited exemptions in IFRS 9 relating to the classification, measurement and impairment requirements for financial assets and accordingly has not restated comparative periods.

The Group has adopted IFRS 9 from April 01, 2018. The areas impacted on adopting IFRS 9 on the Group are detailed below.

Classification and measurement

The measurement and accounting treatment of the Group’s financial assets is materially unchanged with the exception of equity securities previously categorised as available for sale. For equity securities classified as available for sale, upon disposal or impairment of these investments, the gains and losses in other comprehensive income were allowed to be reclassified into the consolidated statements of profit or loss. These investments are now classified as at fair value through other comprehensive income, meaning the recycling of gains and losses on disposal and impairment losses is no longer permitted for this category with retrospective effect for the outstanding investments as at April 01, 2018. As allowed by IFRS 9, the Group has not restated the comparative periods and the gain/loss on these investments for the year ended March 31, 2017 and March 31, 2018 has been presented under “Items that will be reclassified subsequently to profit or loss”

Impairment

Based on the Group’s assessment, under expected credit loss model, the impairment of financial assets held at amortised cost does not have a material impact on the Group’s results, given the low exposure to counterparty default risk as a result of the credit risk management processes that are in place.

Hedge accounting

The Group has adopted the IFRS 9 hedge accounting requirements. The adoption of the new standard has no effect on the amounts recognised in relation to the existing hedging arrangements.

Previous period Accounting Policy: Financial Instruments

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

(c) Cash and cash equivalents and restricted cash and cash equivalents

Cash and cash equivalents in the consolidated statements of financial position and consolidated statements of cash flows comprise cash at bank and in hand, and short-term deposits which have a maturity of three months or less from the date of acquisition, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and are unrestricted as to withdrawal and usage. Additionally, cash and cash equivalents for the purposes of cash flow statements includes restricted cash balance kept in a specified bank account towards unpaid dividend to be utilized solely for the purposes of payment of dividends.

Restricted cash and cash equivalents in the consolidated statements of financial position comprise cash at bank and in hand, and short-term deposits which have a maturity of three months or less from the date of acquisition and are restricted as to withdrawal and usage.

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

The Group derecognises a financial liability when its contractual obligations are discharged or cancelled or expire. The difference between the carrying amount of the financial liabilities derecognised and consideration paid and payable is recognised in the consolidated statements of profit or loss.

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

(iv) Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recognised at the proceeds received, net of direct issue costs.

(v) Treasury Shares

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

(vi) Impairment

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

Amendment to IAS 23: Borrowing Cost

The amendment clarifies that an entity considers any borrowings made specifically for the purpose of obtaining a qualifying asset as part of the general borrowings, when substantially all of the activities necessary to prepare that asset for its intended use or sale are complete. The amendment is applicable to borrowing costs incurred on or after the beginning of the annual reporting period in which the entity first applies those amendments. The amendment is effective from January 01, 2019, with earlier application permitted. The Group has applied the amendment prospectively from the current reporting year i.e. for the borrowing costs incurred on or after April 01, 2018.

Based on the Amendment, the Group has now capitalised certain borrowing costs on general borrowings. This has resulted in capitalization of interest expense of ₹ 5,454 million ($ 79 million) for the year ended March 31, 2019 and a corresponding increase in depreciation of ₹ 35 million ($ 0.5 million). The consequent incremental impact on profit for the year net of tax was ₹ 3,688 million ($ 53 million) and on the basic and diluted earnings per share was ₹ 1.00/ share and ₹ 0.99/ share respectively.

The change did not have any significant impact on the Group’s consolidated balance sheet and the consolidated statements of cash flows.

Other Amendments

The adoption of IFRIC 22 “Foreign Currency Transactions and Advance Consideration” and other minor changes to IFRS’s applicable for the year ended March 31, 2019 did not have a significant impact on the Group’s financial statements.

Standards issued but not yet effective

The following standards/amendments to standards have been issued but are not yet effective up to the date of issuance of the Group’s financial statements. Except specifically disclosed below, the Group is evaluating the requirements of these standards, improvements and amendments and has not yet determined the impact on the financial statements.

IFRS 16: Lease

IFRS 16, Leases, replaces the existing standard on accounting for leases, IAS 17, with effect from April 01, 2019. This standard introduces a single lessee accounting model and requires a lessee to recognize a ‘right of use asset’ (ROU) and a corresponding ‘lease liability’ for all leases. Lease costs will be recognised in the consolidated statements of profit or loss over the lease term in the form of depreciation on the ROU asset and finance charges representing the unwinding of the discount on the lease liability. In contrast, the accounting requirements for lessors remain largely unchanged.

The Groups acts as a lessee in lease arrangements mainly involving office premises and other properties. The Group has elected to apply the modified retrospective approach on transition, and accordingly the comparative figures will not be restated. For contracts in place at this date, the Group will continue to apply its existing definition of leases under current accounting standards (“grandfathering”), instead of reassessing whether existing contracts are or contain a lease at the date of application of the new standard. Further, as permitted by IFRS 16, the Group will not bring leases of low value assets or short-term leases with 12 or fewer months remaining on to balance sheet.

Transition to IFRS 16 would not have a material effect on the Group’s financial statements.

Other recently issued accounting pronouncements and not effective for the year ended March 31, 2019

Standards/Interpretations/Amendments not yet effective for the financial statements for the year ended March 31, 2019	Effective for annual periods beginning on or after
IFRIC 23 Uncertainty over Income Tax Treatments	January 01, 2019
Amendments to IFRS 9 Prepayment features with Negative Compensation	January 01, 2019
Amendments to IAS 28 Long term interests in Associates and Joint Ventures	January 01, 2019
Annual improvements to IFRS standards 2015-2017 cycle	January 01, 2019
Amendments to IAS 19: Plan Amendment, Curtailment or Settlement	January 01, 2019
Amendments to References to the Conceptual Framework in IFRS Standards	January 01, 2020
Amendment to IFRS 3 Business Combinations	January 01, 2020
Amendments to IAS 1 and IAS 8: Definition of Material	January 01, 2020
IFRS 17 Insurance Contracts	January 01, 2021

The Group is currently evaluating the impact of these pronouncements.

3(c) Significant accounting estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions, that affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenues and expenses for the years presented. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements.

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

The information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements are as given below:

I. Significant Estimates:

(i)	Oil and Gas reserves

Significant technical and commercial judgements are required to determine the Group’s estimated oil and natural gas reserves. Oil and Gas reserves are estimated on a proved and probable entitlement interest basis. Proven and probable reserves are estimated using standard recognised evaluation techniques. The estimate is reviewed annually. Future development costs are estimated taking into account the level of development required to produce the reserves by reference to operators, where applicable, and internal engineers.

Net entitlement reserves estimates are subsequently calculated using the Group’s current oil price and cost recovery assumptions, in line with the relevant agreements.

Changes in reserves as a result of factors such as production cost, recovery rates, grade of reserves or oil and gas prices could impact the depletion rates, carrying value of assets (Refer Note 14) and environmental and restoration provisions.

(ii)	Carrying value of exploration and evaluation oil and gas assets

The recoverability of a project is assessed under IFRS 6. Exploration assets are assessed by comparing the carrying value to higher of fair value less cost of disposal or value in use if impairment indicators exist. Change to the valuation of exploration assets is an area of judgement. Further details on the Group’s accounting policies on this are set out in accounting policy above. The amounts for exploration and evaluation assets represent active exploration projects. These amounts will be written off to the consolidated statements of profit or loss as exploration costs unless commercial reserves are established, or the determination process is not completed and there are no indications of impairment. The outcome of ongoing exploration, and therefore whether the carrying value of exploration and evaluation assets will ultimately be recovered, is inherently uncertain.

During the financial year ended March 31, 2018, the Group had recognized impairment reversal (net) against exploration and evaluation oil and gas assets. The details of impairment reversal and the assumptions and sensitivities used are disclosed in Note 14. Carrying values of exploration and evaluation assets are disclosed in Note 14.

(iii)	Carrying value of developing/producing oil and gas assets

Management performs impairment tests on the Group’s developing/producing oil and gas assets where indicators of impairment or impairment reversal of previous recorded impairment are identified in accordance with IAS 36.

During the financial year ended March 31, 2018, the Group had recognised impairment reversal of its developing/ producing oil and gas assets in Rajasthan. During the current year, an impairment reversal has been recorded in the oil and gas assets in Krishna Godavari (KG) basin. The details of impairment charge/reversal and the assumptions and sensitivities used are disclosed in Note 14.

In the current year, the management has reviewed the key assumptions i.e. future production, oil prices, discount to price, Production sharing contract (PSC) life, discount rates, etc. for all of its oil and gas assets. Based on analysis of events that have occurred since March 31, 2018, there did not exist any indication that the assets may be impaired or previously recorded impairment charge may reverse except for the assets in KG basin. Hence, detailed impairment analysis has not been conducted in the current financial year, except for assets in KG basin.

Carrying values of oil and gas assets are disclosed in Note 14.

(iv)	Mining properties and leases

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

Management performs impairment tests when there is an indication of impairment. The impairment assessments are based on a range of estimates and assumptions, including:

Estimates/assumptions	Basis
Future production	proved and probable reserves, resource estimates (with an appropriate conversion factor) considering the expected permitted mining volumes and, in certain cases, expansion projects
Commodity prices	management’s best estimate benchmarked with external sources of information, to ensure they are within the range of available analyst forecast
Exchange rates	management best estimate benchmarked with external sources of information
Discount rates	cost of capital risk-adjusted for the risk specific to the asset/ CGU

Details of impairment charge/reversal and the assumptions used and carrying values are disclosed in Note 14.

(v)	Assessment of Impairment of Goa iron ore mines:

Pursuant to an order passed by the Hon’ble Supreme Court of India on February 07, 2018, the second renewal of the mining leases granted by the State of Goa in 2014-15 to all miners including the Company were cancelled. Consequentially all mining operations stopped with effect from March 16, 2018 until fresh mining leases (not fresh renewals or other renewals) and fresh environmental clearances are granted in accordance with the provisions of The Mines and Minerals (Development and Regulation) (MMDR) Act. Significant uncertainty exists over the resumption of mining at Goa under the current leases. The Group had assessed the recoverable value of all its assets and liabilities associated with existing mining leases which led to a non-cash impairment charge in the financial year ended March 31, 2018. There are no significant changes subsequent to the financial year ended March 31, 2018.

Details of this impairment charge and method of estimating recoverable value is disclosed in Note 14.

(vi)	Restoration, rehabilitation and environmental costs

Provision is made for costs associated with restoration and rehabilitation of mining sites as soon as the obligation to incur such costs arises. Such restoration and closure costs are typical of extractive industries and they are normally incurred at the end of the life of the mine or oil fields. The costs are estimated on an annual basis on the basis of mine closure plans and the estimated discounted costs of dismantling and removing these facilities and the costs of restoration are capitalised as soon as the obligation to incur such costs arises. The provision for decommissioning oil and gas assets is based on the current estimate of the costs for removing and decommissioning producing facilities, the forecast timing and currency of settlement of decommissioning liabilities and the appropriate discount rate.

A corresponding provision is created on the liability side. The capitalised asset is charged to the consolidated statements of profit or loss through the depreciation over the life of the operation of the asset and the provision is increased each period via unwinding the discount on the provision. Management estimates are based on local legislation and/or other agreements. The actual costs and cash outflows may differ from estimates because of changes in laws and regulations, changes in prices, analysis of site conditions and changes in restoration technology. Details of such provisions are set out in Note 26.

(vii)	Provisions and liabilities

Provisions and liabilities are recognised in the period when it becomes probable that there will be a future outflow of funds resulting from past operations or events that can be reasonably estimated. The timing of recognition requires the application of judgement to existing facts and circumstances which may be subject to change especially when taken in the context of the legal environment in India. The actual cash outflows may take place over many years in the future and hence the carrying amounts of provisions and liabilities are regularly reviewed and adjusted to take into account the changing circumstances and other factors that influence the provisions and liabilities. This is set out in Note 26.

(viii)	The HZL and BALCO call options

The Group had exercised its call option to acquire the remaining 49% interest in BALCO and 29.5% interest in HZL. The Government of India has however, contested the validity of the options and disputed their valuation performed in terms of the relevant agreements the details of which are set out in Note 37. In view of the lack of resolution on the options, the non-response to the exercise and valuation request from the Government of India, the resultant uncertainty surrounding the potential transaction and the valuation of the consideration payable, the Group considers the strike price of the options to be at fair value. Accordingly, the value of the option would be nil, and hence, the call options have not been recognised in the financial statements.

(ix)	Recoverability of deferred tax and other income tax assets

The Group has carry forward tax losses, unabsorbed depreciation and MAT credit that are available for offset against future taxable profit. Deferred tax assets are recognised only to the extent that it is probable that taxable profit will be available against which the unused tax losses or tax credits can be utilized. This involves an assessment of when those assets are likely to reverse, and a judgement as to whether or not there will be sufficient taxable profits available to offset the assets. This requires assumptions regarding future profitability, which is inherently uncertain. To the extent assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognised in respect of deferred tax assets and consequential impact in the consolidated statements of profit or loss.

Additionally, the Group has tax receivables on account of refund arising on account of past amalgamation and relating to various tax disputes. The recoverability of these receivables involve application of judgement as to the ultimate outcome of the tax assessment and litigations. This pertains to the application of the legislation, which in certain cases is based upon management’s interpretation of country specific tax law, in particular India, and the likelihood of settlement. Management uses in-house and external legal professionals to make informed decision (Refer Note 9).

The details of MAT assets (recognised and unrecognised) are set out in Note 9.

(x)	Copper operations India

In an appeal filed by the Group against the closure order of the Tuticorin Copper smelter by Tamil Nadu Pollution Control Board (“TNPCB”), the appellate authority National Green Tribunal (“NGT”) passed an interim order on May 31, 2013 allowing the copper smelter to recommence operations and appointed an Expert Committee to submit a report on the plant operations. Post the interim order, the plant recommenced operations on June 23, 2013. Based on Expert Committee’s report on the operations of the plant stating that the plant’s emission were within prescribed standards and based on this report, NGT ruled on August 08, 2013 that the Copper smelter could continue its operations and recommendations made by the Expert Committee be implemented in a time bound manner. The Group has implemented all of the recommendations. TNPCB has filed an appeal against the order of the NGT before the Supreme Court of India.

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

Separately, the Company has filed a fresh application for renewal of the Environmental Clearance for the proposed Copper Smelter Plant 2 (Expansion Project) dated March 12, 2018 before the Expert Appraisal Committee of the MoEF wherein a sub-committee was directed to visit the Expansion Project site prior to prescribing the Terms of Reference. In the meantime, the Madurai Bench of the High Court of Madras in a Public Interest Litigation held vide its order dated May 23, 2018 that the application for renewal of the Environmental Clearance for the Expansion Project shall be processed after a mandatory public hearing and in the interim, ordered the Company to cease construction and all other activities on site for the proposed Expansion Project with immediate effect. The Ministry of Environment and Forests (MoEF) has delisted the expansion project since the matter is sub judice. Separately, SIPCOT vide its letter dated May 29, 2018, cancelled 342.22 acres of the land allotted for the proposed Expansion Project. Further the TNPCB issued orders on June 7, 2018 directing the withdrawal of the Consent to Establish (CTE) which was valid till March 31, 2023. The Company has approached Madras High Court by way of writ petition challenging the cancellation of lease deeds by SIPCOT pursuant to which an interim stay has been granted. The Company has also filed Appeals before the TNPCB Appellate Authority challenging withdrawal of CTE by the TNPCB, the matter is pending for adjudication.

The Company has appealed this before the National Green Tribunal (NGT). NGT vide its order on December 15, 2018 has set aside the impugned orders and directed the TNPCB to pass fresh orders for renewal of consent and authorization to handle hazardous substances, subject to appropriate conditions for protection of environment in accordance with law.

The State of Tamil Nadu and TNPCB approached Supreme Court in Civil Appeals on January 02, 2019 challenging the judgment of NGT dated December 15, 2018 and the previously passed judgment of NGT dated August 08, 2013. The Supreme Court vide its judgment dated February 18, 2019 set aside the judgments of NGT dated December 15, 2018 and August 08, 2013 on the basis of maintainability alone.

The Company has also filed a writ petition before Madras High Court challenging the various orders passed against the Company in 2018 and 2013. The case was heard on March 01, 2019 wherein the Company pressed for interim relief for care and maintenance of the plant. The Madras High Court has directed the State of Tamil Nadu and TNPCB to file their counter to our petition for interim relief.

The Company is taking appropriate legal measures to address the matters.

Even though there can be no assurance regarding the final outcome of the process and the timing of such process in relation to the approval for the expansion project, as per the Company’s assessment, it is in compliance with the applicable regulations and expects to get the necessary approvals in relation to the existing operations and the expansion project and is not expecting any material loss on this account. The carrying value of the assets under operation and under expansion as at March 31, 2019 is ₹ 19,235 million ($ 278 million) and ₹ 10,193 million ($ 147 million) respectively.

The Company has carried out an impairment analysis considering the key variables and concluded that there exists no impairment. The Company has done an additional sensitivity with a delay in commencement of operations both at the existing and expansion plants by three years and noted that the recoverable amount of the assets would still be in excess of their carrying values.

xi)	PSC Extension

Rajasthan Block

On October 26, 2018, the Government of India (GoI), acting through the Directorate General of Hydrocarbons (DGH) has granted its approval for a ten-year extension of the Production Sharing Contract (PSC) for the Rajasthan Block (RJ), with effect from May 15, 2020 subject to certain conditions. The GoI has granted the extension under the Pre-NELP Extension Policy, whose applicability to RJ PSC is currently sub-judice and pending before the Hon’ble Delhi High Court. To address two of the key conditions stated by DGH, Vedanta Limited has taken the following steps:

•

Submission of Audited Accounts and End of year statement: The Company and one of the joint venture partners have divergent views on the cost oil entitlement and therefore the End of year statement for the year ended March 31, 2018 and Investment Multiple as at March 31, 2018 could not be finalized. To resolve this, the Company has served a notice of arbitration in accordance with the dispute resolution mechanism prescribed in the PSC and OA to ONGC dated March 1, 2019 and ONGC has responded to the same on April 12, 2019. The Arbitral Tribunal has been constituted in accordance with the procedure prescribed in the PSC. ONGC has also filed an application under Section 9 of the Arbitration and Conciliation Act, 1996 seeking interim relief before the High Court of Delhi which is listed for hearing on July 25, 2019. Consequentially, profit petroleum pertaining to the said Block for the year ended March 31, 2019 and applicable Investment Multiple calculated based on management’s cost oil computation (resulting into Government’s share of profit petroleum at the rate of 40% for DA-1 and DA-2 and at the rate of 20% for DA-3 for FY 2018-19), remains provisional. The computation is after considering relevant independent legal advice.

•

Profit Petroleum: DGH has raised a demand for the period upto March 31, 2017 for Government’s additional share of Profit Oil based on its computation of disallowance of cost incurred over the initially approved Field Development Plan (FDP) of pipeline project and retrospective allocation of certain common costs between Development Areas (DAs) of Rajasthan Block. The company believes that it has sufficient as well as reasonable basis (pursuant to PSC provisions and approvals) for having claimed such costs and for allocating common costs between different DAs and has responded to the government accordingly. Group’s view is also supported by an independent legal opinion.

Pursuant to the aforesaid approval of October 26, 2018, the Group has recomputed its reserves till 2030 and has reclassified exploration costs of ₹ 148,432 million ($ 2,146 million) to property, plant and equipment. This has led to a reduction in depletion charge of ₹ 8,790 million ($ 127 million) for the period from October 26, 2018 till March 31, 2019.

Ravva Block

The Government of India has granted its approval for a ten-year extension of PSC for Ravva Block with effect from October 28, 2019, subject to certain conditions. The extension has been granted with a 10% increase in GOI share of profit oil. Management has reviewed the conditions and is confident of fulfilling or disposing of such conditions.

The Group does not expect any material adjustment to the financial statements on account of the aforesaid matters.

II. Significant Judgements:

(i)	Revenue recognition and receivable recovery in relation to the power division

In certain cases, the Group’s power customers are disputing various contractual provisions of Power Purchase Agreements (PPA). Significant judgement is required in both assessing the tariff to be charged under the PPA in accordance with IFRS 15 and to assess the recoverability of withheld revenue currently accounted for as receivables.

In assessing this critical judgment management considered favorable external legal opinions the Group has obtained in relation to the claims. In addition, the fact that the contracts are with government owned companies implies the credit risk is low. Refer Note 17.

(ii)	Contingencies

In the normal course of business, contingent liabilities may arise from litigation, taxation and other claims against the Group. A tax provision is recognised when the Group has a present obligation as a result of past events, and it is probable that the Group will be required to settle that obligation.

Where it is management’s assessment that the outcome cannot be reliably quantified or is uncertain the claims are disclosed as contingent liabilities unless the likelihood of an adverse outcome is remote. Such liabilities are disclosed in the notes but are not provided for in the financial statements.

When considering the classification of legal or tax cases as probable, possible or remote there is judgement involved. This pertains to the application of the legislation, which in certain cases is based upon management’s interpretation of country specific applicable law, in particular India, and the likelihood of settlement. Management uses in-house and external legal professionals to make informed decision.

Although there can be no assurance regarding the final outcome of the legal proceedings, the Group does not expect them to have a materially adverse impact on the Group’s financial position or profitability. These are set out in Note 33.

(iii)	Assessment of IFRIC 4- Determining whether an arrangement contains a lease

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

Significant judgement is required in segregating the capacity charges due from the State grid, between fixed and contingent payments. The Group has determined that since the capacity charges under the PPA are based on the number of units of electricity made available by its Subsidiary which would be subject to variation on account of various factors like availability of coal and water for the plant, there are no fixed minimum payments under the PPA, which requires it to be accounted for on a straight-line basis. The contingent rents recognised are disclosed in Note 6.

4. Businesss Combination

a) Electrosteel Steels Limited

On June 04, 2018, the Group, through its subsidiary Vedanta Star Limited (VSL) acquired management control over Electrosteel Steels Limited (ESL) as the previous Board of Directors of ESL was reconstituted on that date. Further, on June 15, 2018, pursuant to the allotment of shares to VSL, the Group holds 90% of the paid-up share capital of ESL through VSL. The acquisition will complement the Group’s existing Iron Ore business as the vertical integration of steel manufacturing capabilities has the potential to generate significant efficiencies. ESL was admitted under corporate insolvency resolution process in terms of the Insolvency and Bankruptcy Code, 2016 of India. The financial results of ESL from the date of acquisition to March 31, 2019 have been included in the Consolidated Financial Statements of the Group.

The fair value of the identifiable assets and liabilities of ESL as at the date of the acquisition were as follows:

Particulars	Fair Value as at acquisition date (₹ in million)	Fair Value as at acquisition date (US dollars in million)*
Property, Plant and Equipment (including CWIP)	48,449	701
Non-current tax assets	55	1
Other non-current assets	557	8

Non-current assets	49,061	710

Inventories	8,197	119
Trade and other receivables	3,847	55
Short-term investments	3,109	45
Cash and cash equivalents	2,450	35

Current Assets	17,603	254

Total Assets (A)	66,664	964

Liabilities
Borrowings	67	1
Trade and other payables	11,308	164
Provisions	127	2

Total Liabilities (B)	11,502	167

Net Assets (C=A-B)	55,162	797

Satisfied by:
Total Cash Consideration (D)	53,200	769

Non-Controlling interest on acquisition (10% of net assets after adjustment of borrowings from immediate parent (VSL) of ₹ 35,544 million ($ 514 million) (E)	1,962	28

Bargain Gain/Goodwill (C-D-E)	—	—

Acquisition costs recognised in Consolidated Statements of Profit or Loss	(180)	(3)

*	Refer Note 2(a)

Since the date of acquisition, ESL has contributed ₹ 41,955 ($ 607 million) million and ₹ 2,772 million ($ 40 million) to the Group revenue and profit before taxation respectively for the year ended March 31, 2019. If ESL had been acquired at the beginning of the year, the Group revenue would have been ₹ 915,593 million ($ 13,239 million) and the profit before taxation of the Group would have been ₹ 117,529 million ($ 1,699 million).

The gross carrying amount of trade and other receivables equals the fair value of trade and other receivables. None of the trade and other receivables was impaired and the full contractual amounts were expected to be realized. Property has been valued using the Market approach - Sales comparison method (SCM). This method models the behavior of the market by comparing with similar properties that have been recently sold/ rented or for which offers to purchase/ rentals have been made. Plant and equipment have been valued using the cost approach - Depreciated replacement cost (DRC) method. For estimating DRC, gross current replacement cost is depreciated in order to reflect the value attributable to the remaining portion of the total economic life of the plant and equipment. The method takes into account the age, condition, depreciation, obsolescence (economic and physical) and other relevant factors, including residual value at the end of the plant and equipment’s economic life.

Non-controlling interest has been measured at the non-controlling interest’s proportionate share of ESL’s identifiable net assets.

b) Acquisition of ASI

On December 28, 2017, the Group acquired 51.63% equity stake in AvanStrate Inc. (ASI) for a cash consideration of ₹ 0.6 million ($ 0.01 million) and acquired debts for ₹ 9,640 million ($ 139 million). Additionally, a loan of ₹ 460 million ($ 7 million) was extended to ASI. ASI is involved in manufacturing of glass substrate. Provisional fair values that were determined as at March 31, 2018 for consolidation were finalised during the current year.

As per the shareholding agreement (SHA) entered with the other majority shareholder holding 46.6% in ASI, the Group has call option, conversion option to convert part of its debt given to ASI into equity of ASI as well as it has issued put option to the other majority shareholder. These are exercisable as per the terms mentioned in the SHA.

The final fair value of the identifiable assets and liabilities of ASI as adjusted for measurement period adjustments as at the date of the acquisition were as follows. The comparative period amounts have been restated accordingly.

				(₹ in million)
Particulars	Provisional Fair Value as at acquisition date (₹ in million)	Fair Value Adjustments (₹ in million)	Fair Value at Acquisition as at acquisition date (₹ in million)	Fair Value at Acquisition (US dollars in million)*
Property, Plant and Equipment (including CWIP)	15,476	—	15,476	224
Intangible assets	2,048	—	2,048	30
Deferred tax assets	1,258	—	1,258	18
Other non-current assets	426	—	426	6

Non-Current Assets	19,208	—	19,208	278

Inventories	1,383	—	1,383	20
Trade and other receivables	2,288	—	2,288	33
Cash and cash equivalents	1,515	—	1,515	22

Current Assets	5,186	—	5,186	75

Total Assets (A)	24,394	—	24,394	353

Medium and long term borrowings (excluding borrowings from immediate parent)	6,308	—	6,308	91
Deferred tax liabilities	4,951	340	5,291	77
Other non-current liabilities	232	—	232	3
Total non-current liabilities	11,491	340	11,831	171
Other current liabilities	1,280	—	1,280	19

Total Liabilities (B)	12,771	340	13,111	190

Net Assets (C=A-B)	11,623	(340)	11,283	163

Satisfied by:
Cash Consideration Paid for 51.63% stake & Debt acquired	10,100	—	10,100	146
Less: Fair Value of Conversion option asset on debt acquired net of the fair value of Put option liability towards acquisition of Non-controlling interests	—	(1,081)	(1,081)	(16)

Total Purchase Consideration (D)	10,100	(1,081)	9,019	130

Non-Controlling interest on acquisition (48.37% of net assets after adjustment of fair value of borrowings from immediate parent of ₹ 9,029 million) (E)	736	356	1,092	16

Bargain Gain (C-D-E)	787	385	1,172	17

Acquisition costs recognized in Consolidated statements of profit or loss	(452)	—	(452)	(7)

*	Refer Note 2(a)

The carrying amount of trade and other receivables equals the fair value of trade and other receivables. None of the trade and other receivables was impaired and the full contractual amounts were expected to be realized. Property, plant and equipment have been valued using cost approach - cost of reproduction new (“CRN”) method. For estimating CRN, appropriate indices were used to develop trend factors that have been applied on the acquisition/historical costs of the different assets over the period during which the asset has been commissioned or in other words life spent. The estimated CRN was further adjusted for applicable physical deterioration to arrive at fair value. The physical deterioration was based on the estimated age and remaining useful life. Fair value of assumed debt was determined using yield-method, wherein, the expected cash flows including interest component and principal repayments have been discounted at an appropriate market interest rate.

Non-controlling interest has been measured at the non-controlling interest’s proportionate share of ASI’s identifiable net assets.

5. Segment information

Description of segment and principal activities

The Group is a diversified natural resource group engaged in exploring, extracting and processing minerals and oil and gas. The Group produces zinc, lead, silver, copper, aluminium, iron ore, oil and gas and commercial power and has a presence across India, South Africa, Namibia, U.A.E, Ireland, Australia, Japan, South Korea, Taiwan and Liberia. The Group is also in the business of port operations and manufacturing of glass substrate and steel. The Group has seven reportable segments: copper, aluminium, iron ore, power, Zinc India (comprises of zinc and lead India), Zinc international, oil and gas and others. The management of the Group is organized by its main products: copper, Zinc (comprises of zinc and lead India, silver India and zinc international), aluminium, iron ore, oil and gas, power and others. Each of the reportable segments derives its revenues from these main products and hence these have been identified as reportable segments by the Group’s chief operating decision maker (“CODM”).

Segment Revenue, Profit, Assets and Liabilities include the respective amounts identifiable to each of the segments and amount allocated on a reasonable basis. Unallocated expenditure consist of common expenditure incurred for all the segments and expenses incurred at corporate level. The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and unallocated liabilities respectively.

The accounting policies of the reportable segments are the same as the Group’s accounting policies described in Note 3. The operating segments reported are the segments of the Group for which separate financial information is available. Earnings before interest, depreciation and amortisation and tax (Segment profit) are evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance and is a non-IFRS measure. The Group’s financing (including finance and other costs and investment and other income) and income taxes are reviewed on an overall basis and are not allocated to operating segments.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties except from power segment sales amounting to ₹ 413 million, ₹ 1,328 million and ₹ 670 million ($ 10 million) which is at cost for the year ended March 31, 2017, March 31, 2018 and March 31, 2019 respectively.

The following table presents revenue and profit information and certain assets and liability information regarding the Group’s reportable segments as at March 31, 2018 and March 31, 2019 and for the years ended March 31, 2017 , March 31, 2018 and March 31, 2019.

a. Year ended March 31, 2017

	Copper	Zinc India	Zinc International	Aluminium	Power	Iron Ore	Oil and Gas	Others	Elimination	Total
	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)
Revenue
Sales	210,020	168,488	22,302	134,888	55,189	40,803	82,041	913	—	714,644
Inter-segment sales	155	206	—	195	890	410	—	70	(1,926)	—
Segment revenue	210,175	168,694	22,302	135,083	56,079	41,213	82,041	983	(1,926)	714,644
Cost of Sales and expenses	(197,508)	(72,983)	(13,121)	(114,059)	(39,641)	(28,530)	(41,885)	(869)	1,926	(506,670)
Segment profit	12,667	95,711	9,181	21,024	16,438	12,683	40,156	114	—	207,974
Depreciation and amortisation	(1,938)	(10,008)	(1,845)	(9,468)	(5,685)	(4,688)	(27,532)	(313)	—	(61,477)
Other items*	—	—	—	—	—	—	—	—	—	736
Impairment (Refer Note 14)	—	—	—	(2,007)	—	—	845	—	—	(1,162)

Operating profit / (loss)	10,729	85,703	7,336	9,549	10,753	7,995	13,469	(199)	—	146,071
Investment and other income										45,428
Finance and other costs										(54,927)

Profit before tax										136,572

Additions to property, plant and equipments, exploration and evaluation assets and intangible assets	1,680	21,966	4,850	19,450	5,255	706	10,149	30	—	64,086

*	Other items represent forex on MAT credit entitlements which have not been allocated to any segment.

b. Year ended March 31, 2018

	Copper	Zinc India	Zinc International	Aluminium	Power	Iron Ore	Oil and Gas	Others	Elimination	Total
	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)
Revenue
Sales	246,766	216,136	34,458	228,182	55,012	31,035	95,359	2,601	—	909,549
Inter-segment sales	—	—	—	253	1,506	263	—	124	(2,146)	—
Segment revenue	246,766	216,136	34,458	228,435	56,518	31,298	95,359	2,725	(2,146)	909,549
Cost of Sales and expenses	(236,388)	(93,540)	(20,313)	(201,774)	(39,868)	(28,198)	(40,859)	(2,172)	2,146	(660,966)
Segment profit	10,378	122,596	14,145	26,661	16,650	3,100	54,500	553	—	248,583
Depreciation and amortisation	(1,607)	(15,011)	(1,824)	(16,818)	(4,773)	(4,423)	(29,731)	(692)	—	(74,879)
Other items*	—	2,395	—	(2,774)	—	—	—	—	—	(561)
Impairment (Refer Note 14)	—	—	—	—	—	(48,599)	93,278	—	—	44,679

Operating profit / (loss)	8,771	109,980	12,321	7,069	11,877	(49,922)	118,047	(139)	—	217,822
Investment and other income										31,361
Finance and other costs										(135,473)

Profit before tax										113,710

Assets and liabilities
Assets
Segment assets	96,422	167,509	56,074	480,224	191,402	40,201	241,045	27,548	—	1,300,425
Financial assets investments										1,595
Deferred tax asset										58,635
Short-term investments										315,996
Cash and cash equivalents (including restricted cash and cash equivalents)										44,675
Current tax asset										34,040
Others										9,063

Total assets										1,764,429

Liabilities
Segment liabilities	89,352	41,475	11,079	134,059	17,447	16,287	55,535	1,979	—	367,213
Borrowings										581,588
Current tax liabilities										3,123
Deferred tax liabilities										43,703
Others										14,625

Total liabilities										1,010,252

Additions to property, plant and equipments, exploration and evaluation assets and intangible assets**	5,417	30,587	16,412	14,245	714	822	10,479	17,890		96,566

*

Other items represent reversal of provision for contribution to District Mineral Foundation (DMF), gratuity charge due to change in limits and loss on unusable assets under construction. It also includes forex loss on MAT credit entitlements of    ₹ 182 million which has not been allocated to any segment.

**	Others includes acquisition through business combinations (Refer Note 4)

c. Year ended March 31, 2019

	Copper	Zinc India	Zinc International	Aluminium	Power	Iron Ore	Oil and Gas	Others	Elimination	Total	Total
	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Revenue
Sales	107,390	206,562	27,383	292,080	64,559	29,033	132,228	49,777	—	909,012	13,144
Inter-segment sales	—	—	—	206	678	81	—	455	(1,420)	—	—
Segment revenue	107,390	206,562	27,383	292,286	65,237	29,114	132,228	50,232	(1,420)	909,012	13,144
Cost of Sales and expenses	(109,729)	(100,567)	(20,421)	(270,228)	(49,962)	(22,793)	(55,703)	(40,431)	1,420	(668,414)	(9,665)
Segment profit / (loss)	(2,339)	105,995	6,962	22,058	15,275	6,321	76,525	9,801	—	240,598	3,479
Depreciation and amortisation	(1,447)	(18,768)	(4,287)	(16,577)	(5,969)	(2,455)	(42,669)	(3,974)	—	(96,146)	(1,391)
Other items**	—	—	—	—	—	—	—	—	—	(1,847)	(27)
Impairment (Refer Note14)	—	—	—	—	—	—	2,611	—	—	2,611	38

Operating profit / (loss)	(3,786)	87,227	2,675	5,481	9,306	3,866	36,467	5,827	—	145,216	2,099
Investment and other income										31,540	456
Finance and other costs										(59,026)	(853)

Profit before tax										117,730	1,702

Assets and liabilities
Assets
Segment assets	78,540	187,019	60,425	510,552	181,851	37,979	275,516	87,798	—	1,419,680	20,528
Financial assets investments										48,865	707
Deferred tax asset										52,830	764
Short-term investments										292,112	4,224
Cash and cash equivalents (including restricted cash and cash equivalents)										73,331	1,060
Current tax asset										34,926	505
Others										9,166	132

Total assets										1,930,910	27,920

Liabilities
Segment liabilities	40,534	50,702	13,616	201,233	17,251	12,731	98,831	14,330	—	449,228	6,495
Borrowings										662,262	9,575
Current tax liabilities										4,109	59
Deferred tax liabilities										44,154	638
Others										39,211	568

Total liabilities										1,198,964	17,335

Additions to property, plant and equipments, exploration and evaluation assets and intangible assets*	2,732	36,574	15,939	15,265	307	377	38,412	51,910		161,516	2,335

*	Others includes acquisition through business combinations (Refer Note 4)
**	Other items represent forex on MAT credit entitlements which have not been allocated to any segment.

Geographical Segment Analysis

The Group’s operations are located in India, Namibia, South Africa, UAE, Liberia, Ireland, Australia, South Korea and Taiwan. The following table provides an analysis of the Group’s sales by geographical market irrespective of the origin of the goods:

	Year ended March 31,
	2017	2018	2019	2019
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
India	440,097	525,562	591,599	8,554
China	61,020	83,871	37,868	548
UAE	48,054	34,567	10,150	147
Malaysia	28,647	53,092	48,657	704
Others	136,826	212,457	220,738	3,191

	714,644	909,549	909,012	13,144

The following is an analysis of the carrying amount of non-current assets, excluding deferred tax assets, derivative financial assets, financial asset investments and other non-current financial assets analysed by the geographical area in which the assets are located: —

	As at March 31
	2018	2019	2019
	Carrying amount	Carrying Amount	Carrying Amount
	(₹ in million)	(₹ in million)	(US dollars in million)
India	1,041,095	1,108,375	16,026
South Africa	37,079	41,863	605
Namibia	11,105	9,949	144
Taiwan	12,253	12,197	176
Others	6,130	9,828	141

	1,107,662	1,182,212	17,094

Information about major customer

No single customer has accounted for more than 10% of the Group’s revenue for the years ended March 31, 2017, March 31, 2018 and March 31, 2019.

Disaggregation of Revenue

Below table summarises the disaggregated revenue from contracts with customers: —

	Year ended March 31,
	2019	2019
	(₹ in million)	(US dollars in million)
Oil	126,430	1,828
Gas	5,270	76
Zinc Metal	172,046	2,488
Lead Metal	37,575	543
Silver Metal & Bars	25,829	373
Iron Ore	6,911	100
Metallurgical Coke	532	8
Pig Iron	20,612	298
Copper Products	92,931	1,344
Aluminium Products	280,730	4,059
Power	47,839	692
Steel Products	41,859	605
Others	42,186	610

Revenue from contracts with customers	900,750	13,024
Revenue from contingent rents (Refer Note 33)	16,724	242
Gains/ (losses) on provisionally priced contracts	(8,462)	(122)

Total Revenue	909,012	13,144

6. Revenue

For the year ended March 31,	2017	2018	2019	2019
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Sale of products, gross of excise duty	734,997	901,472	890,083	12,870
Less: excise duty	(39,462)	(10,564)	—	—
Sale of products, net of excise duty	695,535	890,908	890,083	12,870
Sale of services	4,792	3,085	2,205	32
Revenue from contingent rents (Refer Note 33)	14,317	15,556	16,724	242

Total revenue	714,644	909,549	909,012	13,144

Revenue from sale of products and from sale of services for the year ended March 31, 2019 comprises of revenue from contracts with customers of ₹ 900,750 million ($13,024 million) [including ₹ 37,867 million ($548 million) for which contract liabilities existed at the beginning of the year] and a net loss on mark-to-market of ₹ 8,462 million ($122 million) on account of gains/ losses relating to sales of product that were provisionally priced as at March 31, 2018 with the final price settled in the current year, gains/ losses relating to sales of product fully priced during the year, and marked to market gains/ losses relating to sales of product that were provisionally priced as at March 31, 2019.

Revenue from contract with customers from sale of products are recorded at a point in time and those from sale of services are recognised over a period of time.

7. Investment and other income

For the year ended March 31,	2017	2018	2019	2019
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Fair value gain on financial assets held for trading/ fair value through profit or loss (FVTPL)(1)	32,630	16,530	18,393	266
Interest income:
Interest income on financial assets held for trading/FVTPL	8,070	7,260	9,286	134
Interest income on bank deposits at amortized cost	1,712	1,327	1,428	21
Interest income on loans and receivables at amortized cost	2,608	2,502	2,261	33
Others	585	2,175	1,217	18
Dividend income on available for sale investments/investments held at FVOCI	3	10	10	0
Dividend income – financial assets held for trading/FVTPL	4	101	296	4
Bargain gain net of acquisition cost (Refer Note 4(b))	—	720	—	—
Foreign exchange gain/ (loss) net	(184)	736	(1,351)	(20)

	45,428	31,361	31,540	456

Notes:

(1)	Income for the year ended March 31, 2019 includes mark to market gain of ₹ 10,406 million ($ 150 million) relating to structured investments purchased from Volcan Investments Limited (Refer Note 35)

8. Finance and other costs

For the year ended March 31,	2017	2018	2019	2019
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Interest expense on financial liabilities at amortised cost	55,100	51,118	60,712	878
Foreign currency translation reserve reclassified from equity to profit or loss relating to subsidiaries under liquidation(2)	—	81,315	—	—
Unwinding of discount on provisions	844	837	936	13
Net foreign exchange loss on borrowings and creditors for capital expenditure	2,412	1,565	2,721	39
Other finance costs	3,112	3,968	2,792	41
Net interest on defined benefit arrangements	149	154	210	3
Capitalisation of finance costs(1)	(6,690)	(3,484)	(8,345)	(121)

	54,927	135,473	59,026	853

Notes:

(1)	Interest rate of 7.3% was used to determine the amount of general borrowing costs eligible for capitalization in respect of qualifying asset for the year ended March 31, 2019.
(2)

Three wholly owned subsidiaries of the Group, Twin Star Mauritius Holdings Limited, Twin Star Energy Holdings Limited and Sesa Sterlite Mauritius Holdings Limited are in the process of liquidation. All these entities had US dollar as their functional currency and their financial statements are translated into Indian Rupees for the purpose of consolidated financial statements. The cumulative exchange difference relating to these entities recognized in equity has now been recognised in the consolidated statements of profit or loss. These entities were dissolved on May 19, 2019, May 21, 2019 and May 21, 2019 respectively.

9. Income tax expense

Overview of the Indian direct tax regime

Indian companies are subject to Indian income tax on a standalone basis. Each entity is assessed for tax on taxable profits determined for each financial year beginning on April 1 and ending on March 31. For each financial year, the respective entities’ profit or loss is subject to the higher of the regular income tax payable or the minimum alternative tax (“MAT”).

Statutory income taxes are assessed based on book profits prepared under generally accepted accounting principles in India (“Indian GAAP”) adjusted in accordance with the provisions of the (Indian) Income tax Act, 1961. Such adjustments generally relate to depreciation of fixed assets, disallowances of certain provisions and accruals, deduction for tax holidays and similar exemptions, the use of tax losses carried forward and retirement benefit costs. Statutory income tax is charged at 30% plus a surcharge and education cess. The combined Indian statutory tax rate for the financial year 2016-17 and 2017-18 was 34.61% and for the financial year 2018-19 is 34.94%.

MAT is assessed on book profits adjusted for certain limited items as compared to the adjustments allowed for assessing regular income tax under normal provisions. MAT for the financial year 2016-17, 2017-18 and 2018-19 was chargeable at 18.50% plus a surcharge and education cess. The combined Indian statutory tax rate of MAT for the financial year 2016-17 and 2017-18 was 21.34% and for the financial year 2018-19 is 21.55%. MAT paid in excess of regular income tax during a year can be set off against regular income taxes within a period of fifteen years succeeding the assessment year in which MAT credit arises subject to the limits prescribed.

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

(a) Tax charge/ (credit) recognised in the consolidated statement of Profit or loss

For the year ended March 31,	2017	2018	2019	2019
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Current tax:
Current tax on profit for the year	39,520	32,824	37,758	546
Charge / (credit) in respect of current tax for earlier years	(87)	392	(59)	(1)

Total current tax (a)	39,433	33,216	37,699	545

Deferred tax:
Origination and reversal of temporary differences	(690)	31,633	3,818	55
(Credit) / Charge in respect of deferred tax for earlier years	(716)	835	(16)	0
Increase in tax rate	—	742	—	—

Total deferred tax (b)	(1,406)	33,210	3,802	55

Total income tax expense for the year (a+b)	38,027	66,426	41,501	600

Profit before tax	136,572	113,710	117,730	1,702
Effective income tax rate (%)	27.8%	58.4%	35.3%	35.3%

(b ) A reconciliation of income tax expense applicable to profit before tax at the Indian statutory income tax rate to recognised income tax expense for the year at the Group’s effective tax rate indicated are as follows.

For the year ended March 31,	2017	2018	2019	2019
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Profit before tax	136,572	113,710	117,730	1,702
Indian statutory income tax rate	34.61%	34.61%	34.94%	34.94%
Tax at Indian statutory income tax rate	47,265	39,353	41,140	595
Disallowable expenses	1,198	1,529	2,423	35
Non-taxable income	(6,913)	(2,412)	(1,917)	(28)
Foreign Currency Translation Reserve (FCTR) recycled on liquidation of subsidiaries to consolidated statements of profit or loss	—	28,142	—	—
Tax holidays and similar exemptions	(14,755)	(10,152)	(8,076)	(117)
Effect of tax rates differences of subsidiaries operating in other jurisdictions	(2,515)	4,179	(1,277)	(18)
Dividend distribution tax	16,418	4,042	11,018	159
Unrecognised tax assets (net)	4,492	2,723	(2,135)	(31)
Capital loss lapsed on account of Merger	3,411	—	—	—
Change in deferred tax balances due to change in income tax rate from 34.608% to 34.944%	—	742	—	—
Capital gains subject to lower tax rate	(4,561)	(758)	(1,711)	(25)
Charge/(credit) in respect of previous years	(803)	1,227	(75)	(1)
Other permanent differences	(5,210)	(2,189)	2,111	31

	38,027	66,426	41,501	600

Certain businesses of the Group within India are eligible for specified tax incentives which are included in the table above as tax holidays and similar exemptions. Most of such tax exemptions are relevant for the companies operating in India. These are briefly described as under:

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

The Group has such types of undertakings at Haridwar and Pantnagar, which are part of Hindustan Zinc Limited (Zinc India). FY 2018 was the last year of eligibility for deduction for Haridwar unit. In current year, Pantnagar is the only unit eligible for deduction at 30% of taxable profit.

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

The Group operates a zinc refinery in Export Processing Zone, Namibia which has been granted tax exempt status by the Namibian government.

In addition, the subsidiaries incorporated in Mauritius are eligible for tax credit to the extent of 80% of the applicable tax rate on foreign source income.

The total effect of such tax holidays and exemptions was ₹ 14,755 million, ₹ 10,152 million and ₹ 8,076 million ($117 million) for the years ended March 31, 2017, 2018 and 2019 respectively.

(c) Deferred tax assets/liabilities

The Group has accrued significant amounts of deferred tax. The majority of the deferred tax liabilities represents accelerated tax relief for the depreciation of property plant and equipment, the depreciation of mining reserves and the fair value uplifts created on acquisitions, net of losses carried forward by Vedanta Limited (post the re-organization) and unused tax credits in the form of MAT credits carried forward in Vedanta Limited, Cairn Energy Hydrocarbons Limited and Hindustan Zinc Limited. Significant components of Deferred tax (assets)/liabilities recognized in the consolidated statement of financial position are as follows:

For the year ended March 31, 2017:
	Opening balance as at April 1, 2016	Charged/ (credited) to Statement of profit or loss	Charged/ (credited) to other comprehensive income	Charged/ (credited) to equity	Exchange difference arising on translation of foreign operation	Total as at March 31, 2017
Significant components of deferred tax liabilities/(assets)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)
Property, plant and equipment, Exploration and Evaluation and other intangible assets	105,887	(651)	—	—	(258)	104,978
Unabsorbed depreciation/business loss	(32,433)	(3,975)	—	—	—	(36,408)
Voluntary retirement scheme	(891)	112	—	—	—	(779)
Employee benefits	(344)	(58)	(40)	—	—	(442)
Fair value of derivative assets/ liabilities	(120)	(317)	99	—	—	(338)
Fair valuation of other assets/liabilities	9,542	(625)	—	—	14	8,931
MAT credits entitlement	(130,506)	6,933	(278)	—	—	(123,851)
Other temporary differences	(3,404)	(2,825)	217	43	311	(5,658)

Total	(52,269)	(1,406)	(2)	43	67	(53,567)

For the year ended March 31, 2018:
	Opening balance as at April 1, 2017	Charged/ (credited) to Statement of profit or loss	Charged/ (credited) to other comprehensive income	Deferred tax on acquisition through business combination (Refer Note 4(b))	Exchange difference arising on translation of foreign operation	Closing balance as at March 31, 2018
Significant components of deferred tax liabilities/(assets)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)
Property, plant and equipment, Exploration and Evaluation and other intangible assets	104,978	21,261	—	(213)	841	126,867
Unabsorbed depreciation/business loss	(36,408)	1,781	—	—	2	(34,625)
Voluntary retirement scheme	(779)	368	—	—	—	(411)
Employee benefits	(442)	(381)	(30)	—	(22)	(875)
Fair value of derivative assets/ liabilities	(338)	123	(346)	—	(2)	(563)
Fair valuation of other assets/liabilities	8,931	(3,616)	—	4,246	352	9,913
MAT credits entitlement	(123,851)	12,950	(39)	—	56	(110,884)
Other temporary differences	(5,658)	724	68	—	512	(4,354)

Total	(53,567)	33,210	(347)	4,033	1,739	(14,932)

For the year ended March 31, 2019:
	Opening balance as at April 1, 2018	Charged/ (credited) to Statement of profit or loss	Charged/ (credited) to other comprehensive income	Deferred tax on acquisition through business combination	Exchange difference arising on translation of foreign operation	Closing balance as at March 31, 2019	Closing balance as at March 31, 2019
Significant components of deferred tax liabilities/(assets)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Property, plant and equipment, Exploration and Evaluation and other intangible assets	126,867	9,570	—	—	3,111	139,548	2,018
Unabsorbed depreciation/business loss	(34,625)	(11,030)	—	—	—	(45,655)	(660)
Voluntary retirement scheme	(411)	16	—	—	—	(395)	(6)
Employee benefits	(875)	(15)	(247)	—	39	(1,098)	(16)
Fair value of derivative assets/ liabilities	(563)	288	(82)	—	—	(357)	(5)
Fair valuation of other assets/liabilities	9,913	(1,741)	—	—	(10)	8,162	118
MAT credits entitlement	(110,884)	7,280	380	—	(19)	(103,243)	(1,493)
Other temporary differences	(4,354)	(566)	(135)	—	(583)	(5,638)	(82)

Total	(14,932)	3,802	(84)	—	2,538	(8,676)	(126)

Deferred tax assets and liabilities have been offset where they arise in the same taxing jurisdiction with a legal right to offset but not otherwise. Accordingly the net deferred tax (assets)/liability has been disclosed in the consolidated statement of financial position as follows:

As at March 31,	2018	2019	2019
	(₹ in million)	(₹ in million)	(US dollars in million)
Deferred tax assets	(58,635)	(52,830)	(764)
Deferred tax liabilities	43,703	44,154	638

Net deferred tax (asset)/ liability	(14,932)	(8,676)	(126)

Recognition of deferred tax assets on MAT credits entitlement is based on the respective legal entity’s present estimates and business plans as per which the same is expected to be utilized within the stipulated fifteen year period from the date of origination.

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

Unused tax losses/ unused tax credit for which no deferred tax asset is recognised amount to ₹ 34,992 million and ₹ 121,135 million ($ 1,751 million) as at March 31, 2018 and March 31, 2019 respectively. The unused tax losses/ unused tax credit expire as detailed below:

As at March 31, 2019

Unused tax losses/ unused tax credit*	Within one year (₹ in million)	Greater than one year, less than five years (₹ in million)	Greater than five years (₹ in million)	No expiry date (₹ in million)	Total (₹ in million)	Total (US dollars in million)
Unutilized business losses	1,281	10,940	6,278	15,269	33,768	488
Unabsorbed depreciation	—	—	—	87,281	87,281	1,262
Unused R&D Tax Credit	—	—	—	86	86	1

Total	1,281	10,940	6,278	102,636	121,135	1,751

*	Includes ₹ 17,993 million and ₹ 67,409 million of business losses and unabsorbed depreciation respectively pursuant to acquisition of ESL (Refer Note 4(a))

As at March 31, 2018

Unused tax losses/ unused tax credit*	Within one year (₹ in million)	Greater than one year, less than five years (₹ in million)	Greater than five years (₹ in million)	No expiry date (₹ in million)	Total (₹ in million)
Unutilized business losses	—	—	—	12,014	12,014
Unabsorbed depreciation	—	—	—	20,195	20,195
Unutilised capital losses	1,277	1,420	—	—	2,697
Unused R&D Tax Credit	—	—	—	86	86

Total	1,277	1,420	—	32,295	34,992

No deferred tax assets has been recognised on these unused tax losses/ unused tax credit as there is no evidence that sufficient taxable profit will be available in future against which these can be utilised by the respective entities.

MAT credits are taxes paid to Indian tax authorities which can be offset against future tax liabilities, subject to certain restrictions, within a period of 15 years from the year of origination. The Group recognises MAT assets only to the extent it expects to realise the same within the prescribed period.

Further, the Group had unused MAT credit amounting to ₹ 3,996 million and ₹ 3,996 million ($ 58 million) as at March 31, 2018 and March 31, 2019 respectively. Such tax credits have not been recognised on the basis that recovery is not probable in the foreseeable future. Unrecognised MAT credit expires, if unutilized, based on the year of origination as follows:

Financial year ending March 31,	(₹ in million)	(US dollar in million)
2022	1,036	15
2023	137	2
2024	521	8
2025	517	7
2026	1,035	15
2027	633	9
2028	81	1
2029	36	1

	3,996	58

The Group has not recognised any deferred tax liabilities for taxes that would be payable on the Group’s share in unremitted earnings of certain of its subsidiaries because the Group controls when the liability will be incurred and it is probable that the liability will not be incurred in the foreseeable future. The amount of unremitted earnings was ₹ 314,877 million and ₹ 324,848 million ($ 4,697 million) as at March 31, 2018 and March 31, 2019 respectively.

(d) Non-current tax assets

Non-current tax assets of ₹ 33,894 million and ₹ 34,843 million ($ 504 million) as at March 31, 2018 and March 31, 2019 respectively mainly represents income tax receivable from Indian tax authorities by Vedanta Limited relating to the refund arising consequent to the Scheme of Amalgamation & Arrangement made effective in August 2013 pursuant to approval by the jurisdiction High Court and receivables relating to matters in tax disputes in Group companies including tax holiday claim.

10. The Group presents the consolidated statements of profit or loss by disclosing expenses by function. The consolidated statements of profit or loss disclosing expenses by nature is presented below:

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

For the year ended March 31,	Notes	2017	2018	2019	2019
		(₹ in million)	(₹ in million)#	(₹ in million)	(US dollars in million)
Revenue	6	714,644	909,549	909,012	13,144
Other operating income**		7,749	9,544	15,468	224
Investment and other income	7	45,428	31,361	31,540	456

Total Income		767,821	950,454	956,020	13,824
(Decrease)/increase in inventories of finished goods and work-in-progress		11,907	(5,392)	1,614	23
Raw materials and other consumables used*		(469,421)	(604,738)	(614,583)	(8,887)
Employee costs		(26,241)	(27,537)	(30,230)	(437)
Other costs		(29,928)	(33,404)	(42,530)	(615)
Depreciation and amortisation		(61,477)	(74,879)	(96,146)	(1,391)
Impairment (charge) / reversal		(1,162)	44,679	2,611	38
Finance and other costs	8	(54,927)	(135,473)	(59,026)	(853)

Profit before tax		136,572	113,710	117,730	1,702

Income tax expense	9	(38,027)	(66,426)	(41,501)	(600)

Profit for the year		98,545	47,284	76,229	1,102

*	includes power and fuel charges, repairs, royalty, cess, mining and other operating expenses.
**

includes export incentive and duty drawback amounting to ₹2,563 million, ₹4,171 million and ₹4,577 million ($ 66 million) for financial year ended March 31, 2017, March 31, 2018 and March 31, 2019 respectively.

#	Restated (Refer Note 2(b))

11. Exchange gain/ (loss) recognised in the consolidated statements of profit or loss:

For the year ended March 31,	2017	2018	2019	2019
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Cost of sales	(6,378)	(2,817)	(3,006)	(43)
Administration cost (Forex on MAT credit entitlements)	736	(182)	(1,847)	(27)
Investment and other income	(184)	736	(1,351)	(20)
Finance and other costs	(2,279)	(1,565)	(2,721)	(39)

Total	(8,105)	(3,828)	(8,925)	(129)

12. Earnings per share (“EPS”)

The following reflects the income and share data used in the basic and diluted earnings per share computations:

Computation of weighted average number of shares

For the year ended March 31,	2017	2018	2019
Weighted average number of ordinary shares for basic earnings per share	2,964,333,584	3,709,778,760	3,705,502,141
Effect of dilution:
Potential ordinary shares relating to share option awards	1,227,287	7,687,551	15,947,492

Adjusted weighted average number of ordinary shares for diluted earnings per share	2,965,560,871	3,717,466,311	3,721,449,633

Computation of basic and diluted earnings per share

Basic earnings per share:

For the year ended March 31,	2017	2018	2019	2019
	(₹ in million except EPS data)	(₹ in million except EPS data)	(₹ in million except EPS data)	(US dollars in million except EPS data)
Profit for the year attributable to equity holders of the parent	55,033	14,080	49,775	720
Weighted average number of ordinary shares for basic earnings per share	2,964,333,584	3,709,778,760	3,705,502,141	3,705,502,141

Earnings per share	18.57	3.80	13.43	0.19

Diluted earnings per share:

For the year ended March 31,	2017	2018	2019	2019
	(₹ in million except EPS data)	(₹ in million except EPS data)	(₹ in million except EPS data)	(US dollars in million except EPS data)
Profit / (loss) for the year attributable to equity holders of the parent	55,033	14,080	49,775	720
Adjusted weighted average number of ordinary shares for diluted earnings per share*	2,965,560,871	3,717,466,311	3,721,449,633	3,721,449,633

Earnings per share	18.56	3.79	13.38	0.19

*	After excluding the impact of treasury shares

13. Dividends

Each equity share holder is entitled to dividends as and when Vedanta Limited declares and pays dividends after obtaining shareholder approval / board approval in case of an interim dividend. Dividends are paid in Indian Rupees. Remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.

Distributions made and proposed

For the year ended March 31,	2017	2018	2019	2019
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Amounts recognised as distributions to equity share holders:

Equity dividend on ordinary shares:
Interim dividend for the year: (March 31, 2019: ₹ 17.00/- and ₹ 1.85/- per share, March 31, 2018: ₹ 21.20/- per share, March 31, 2017: ₹ 17.70/- and ₹ 1.75/-) [a,b,c]	70,989	78,810	70,043	1,013
Dividend distribution tax (DDT) on above [a,b,c]	14,472	16,054	14,370	208

Total	85,461	94,864	84,413	1,221

Preference dividend on redeemable preference shares:
Preference dividend for the year: 7.5% p.a. (March 31, 2018: 7.5% p.a.) [d]	—	2,090	1,299	19
Dividend distribution tax on preference dividend	—	426	274	4

Total	—	2,516	1,573	23

a)

Two interim dividends of ₹ 17.00 and ₹ 1.85 per share were declared during the current year ended March 31, 2019. This includes interim dividend of ₹ 17.00 per share amounting to ₹ 255 million and dividend distribution tax of ₹ 52 million payable on 14,998,802 equity shares held by Vedanta Limited through ESOP trust for its stock options. The right to second interim dividend of ₹1.85 per share was waived by ESOP trust.

b)

An interim dividend of ₹ 21.20 per share was declared during the previous year ended March 31, 2018. This includes dividend of ₹ 196 million and dividend distribution tax of ₹ 40 million payable on 9,233,871 equity shares held by Vedanta Limited through ESOP trust for its stock options.

c)

Two interim dividends of ₹ 1.75 and ₹ 17.70 per share were declared during the year ended March 31, 2017. This includes interim dividend of ₹ 77 million and dividend distribution tax of ₹ 14 million payable on 3,984,256 equity shares held by Vedanta Limited through ESOP trust for its stock options.

d)

Dividend at the rate of 7.5% p.a. on the redeemable preference shares of face value of ₹ 10/- per preference share for the period from April 27, 2017 to March 31, 2018 and April 01, 2018 to October 27, 2018, as per their terms of issuance was declared during the year ended March 31, 2018 and March 31, 2019 respectively. The same has been accounted for as interest cost and has been recorded in the Consolidated Statement of Profit or Loss. These preference shares were redeemed, along with dividend on October 26, 2018. (Refer Note 30)

If profits for a year are insufficient to declare dividends, dividends for that year may be declared and paid out from accumulated profits on the following conditions:

•	The rate of dividend declared shall not exceed the average of the rates at which dividend was declared by the company in the three years immediately preceding that year;

•

The total amount to be drawn from such accumulated profits shall not exceed one-tenth of the sum of the company’s paid-up share capital and free reserves as appearing in the latest audited financial statement;

•	The amount so drawn shall first be utilised to set off the losses incurred in the financial year in which dividend is declared before any dividend in respect of equity shares is declared; and

•	The balance of reserves after such withdrawal shall not fall below fifteen per cent of the company’s paid up share capital as appearing in the latest audited financial statement.

14. Property, plant and equipment and Exploration and evaluation assets –

	Mining property	Land and buildings	Plant and equipment	Oil and Gas Properties	Others	Assets under construction	Total	Exploration and evaluation assets	Total	Total
	₹ in million	₹ in million	₹ in million	₹ in million	₹ in million	₹ in million	₹ in million	₹ in million	₹ in million	US dollars in million
Gross Block
As at April 01, 2017	170,465	106,542	713,598	633,757	10,132	158,337	1,792,831	660,672	2,453,503
Additions	5,286	955	7,050	9,078	622	54,629	77,620	1,131	78,751
Transfers/ Reclassifications	10,945	682	49,619	1,985	69	(61,315)	1,985	(1,985)	—
Disposals/ adjustments	(1)	(48)	(8,201)	(140)	(185)	(262)	(8,837)	(633)	(9,470)
Unsuccessful exploration cost	—	—	—	—	—	—	—	(1)	(1)
Acquisition through business combination (Refer Note 4(b))	—	3,140	10,510	—	196	1,630	15,476	—	15,476
Foreign exchange	4,170	1,241	4,914	2,110	186	1,612	14,233	2,094	16,327

As at March 31, 2018	190,865	112,512	777,490	646,790	11,020	154,631	1,893,308	661,278	2,554,586	36,937

Additions	11,473	5,129	18,764	32,684	1,284	38,028	107,362	5,526	112,888	1,632
Transfers/ Reclassifications	20,729	10,914	29,661	591,826	2,613	(63,929)	591,814	(591,826)	(12)	0
Disposals/ adjustments	(531)	(156)	(9,300)	(136)	(342)	(1,184)	(11,649)	—	(11,649)	(168)
Acquisition through business combination (Refer Note 4(a))	—	8,910	34,895	—	76	4,568	48,449	—	48,449	701
Unsuccessful exploration cost	—	—	—	—	—	—	—	(497)	(497)	(7)
Foreign exchange	(4,864)	(1,107)	(4,546)	34,626	(222)	(813)	23,074	47,984	71,058	1,027

As at March 31, 2019	217,672	136,202	846,964	1,305,790	14,429	131,301	2,652,358	122,465	2,774,823	40,122

Accumulated depreciation, depletion, amortisation and impairment
As at April 01, 2017	84,605	21,077	207,823	584,258	6,234	11,707	915,704	561,820	1,477,524
Charge for the year	10,573	3,088	30,604	29,694	629	—	74,588	—	74,588
Disposals/adjustments	0	0	(7,296)	(140)	(105)	—	(7,541)	—	(7,541)
Transfers/ Reclassifications	—	(186)	(120)	—	(38)	344	—	—	—
Impairment[1](Charge/ (reversal))	41,140	823	1,847	(32,216)	31	3,114	14,739	(61,062)	(46,323)
Foreign exchange	1,453	732	3,091	1,827	98	21	7,222	1,215	8,437

As at March 31, 2018	137,771	25,534	235,949	583,423	6,849	15,186	1,004,712	501,973	1,506,685	21,785

Charge for the year	14,439	4,915	32,811	42,595	958	—	95,718	—	95,718	1,384
Disposals/adjustments	—	(153)	(6,624)	(125)	(287)	—	(7,189)	—	(7,189)	(103)
Transfers/reclassifications	(2)	422	(639)	443,876	207	—	443,864	(443,876)	(12)	—
Impairment[1](Charge/ (reversal))				(2,611)		—	(2,611)	—	(2,611)	(38)
Foreign exchange	(1,534)	(774)	(2,996)	31,998	(104)	430	27,020	36,408	63,428	917

As at March 31, 2019	150,674	29,944	258,501	1,099,156	7,623	15,616	1,561,514	94,505	1,656,019	23,945

Net book value / Carrying amount
As at March 31, 2017	85,860	85,465	505,775	49,499	3,898	146,630	877,127	98,852	975,979
As at March 31, 2018	53,094	86,978	541,541	63,367	4,171	139,445	888,596	159,305	1,047,901
As at March 31, 2019	66,998	106,258	588,463	206,634	6,806	115,685	1,090,844	27,960	1,118,804	16,177

1.

The Group has identified CGU in its Oil and Gas segment at the PSC level as it is the smallest group of assets that generates cash inflows and are largely independent of the cash inflows from other assets or group of assets.

(i)

During the year ended March 31, 2019, the Group has recognized net impairment reversal of ₹ 2,611 million ($ 38 million) in respect of Oil & Gas Block KG-ONN-2003/1 (CGU) on booking of commercial reserves and subsequent commencement of commercial production. A tax charge of ₹ 910 million ($ 13 million) has been recognized against the same. The impairment reversal has been recorded against Oil & Gas producing facilities. The recoverable amount of the Group’s share in KG-ONN-2003/1 (CGU) was determined to be ₹ 2,075 million ($ 30 million).

The recoverable amount of the KG-ONN-2003/1 CGU was determined based on the fair value less costs of disposal approach, a level-3 valuation technique in the fair value hierarchy, as it more accurately reflects the recoverable amount based on our view of the assumptions that would be used by a market participant. This is based on the cash flows expected to be generated by the projected oil and natural gas production profiles up to the expected dates of cessation of production sharing contract (PSC)/cessation of production from each producing field based on the current estimates of reserves and risked resources. Reserves assumptions for fair value less costs of disposal tests consider all reserves that a market participant would consider when valuing the asset, which are usually broader in scope than the reserves used in a value-in-use test. Discounted cash flow analysis used to calculate fair value less costs of disposal uses assumption for short-term oil price of US $ 62 per barrel for the year ended March 31, 2019 and scales upto long-term nominal price of US $ 65 per barrel by year ended March 31, 2022 derived from a consensus of various analyst recommendations. Thereafter, these have been escalated at a rate of 2.5% per annum. The cash flows are discounted using the post-tax nominal discount rate of 11.8% derived from the post-tax weighted average cost of capital. The sensitivities around change in crude price and discount rate are not material to the financial statements.

(ii)	During the year ended March 31, 2018, the Group had recognized net impairment reversal of ₹ 93,278 million on its assets in the oil and gas segment comprising of:

I) Reversal of previously recorded impairment charge of ₹ 94,381 million relating to Rajasthan oil and gas block (“CGU”) mainly following the progress on key growth projects expected to result in the enhanced recovery of resources in a commercially viable manner leading to a higher forecast of oil production and adoption of integrated development strategy for various projects leading to savings in cost. Of this reversal, ₹ 32,216 million reversal had been recorded against oil and gas properties and ₹ 62,164 million reversal had been recorded against exploratory and evaluation assets. The recoverable amount of the CGU of ₹ 163,687 million ($ 2,514 million), was determined based on the fair value less costs of disposal approach, a level-3 valuation technique in the fair value hierarchy, as it more accurately reflects the recoverable amount based on our view of the assumptions that would be used by a market participant. This was based on the cash flows expected to be generated by the projected oil and natural gas production profiles up to the expected dates of cessation of production sharing contract (PSC)/cessation of production from each producing field based on current estimates of reserves and risked resources. Reserves assumptions for fair value less costs of disposal discounted cash flow tests consider all reserves that a market participant would consider when valuing the asset, which are usually broader in scope than the reserves used in a value-in-use test. Discounted cash flow analysis used to calculate fair value less costs of disposal use assumption for oil price of $ 62 per barrel for next one year (March 2017: $ 58 per barrel) and scales upto the long-term nominal price of $ 65 per barrel over the next 3 years thereafter (March 2017: $ 70 per barrel) derived from a consensus of various analyst recommendations. Thereafter, these had been escalated at a rate of 2.5% per annum (March 2017: 2.5% per annum). The cash flows were discounted using the post-tax nominal discount rate of 10.1% (March 2017: 10.2%) derived from the post-tax weighted average cost of capital after factoring in the risks ascribed to PSC extension including successful implementation of key growth projects. Based on the sensitivities carried out by the Group, change in crude price assumptions by $ 1/bbl and changes to discount rate by 0.5% would lead to a change in recoverable value by ₹ 4,167 million and ₹ 3,451 million respectively.

II) Impairment charge of ₹ 1,102 million representing the carrying value of assets relating to exploratory wells in Block PR-OSN-2004/1 which has been relinquished during the previous year.

(iii)

(a) During the year ended March 31, 2017, the Group had recognised net impairment reversal of ₹ 845 million relating to Rajasthan oil and gas block. The impairment loss had been included in cost of sales. Of this net reversal, charge of ₹ 4,225 million had been recorded against oil and gas properties and reversal of ₹ 5,070 million against exploratory and evaluation assets.

For oil and gas properties, Cash Generating Units identified are on the basis of a PSC (‘Production Sharing Contract’) level as it is the smallest group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets.

(b) During the year ended March 31, 2018, the Group had recognized total impairment charge of ₹ 48,599 million as against the net carrying value of ₹ 56,037 million on its iron ore assets in Goa in the iron ore segment. Pursuant to an order passed by the Hon’ble Supreme Court of India on February 07, 2018, the second renewal of the mining leases granted by the State of Goa in 2014-15 to all miners including Vedanta were cancelled. Consequentially, all mining operations stopped with effect from March 16, 2018 until fresh mining leases (not fresh renewals or other renewals) and fresh environmental clearances are granted in accordance with the provisions of The Mines and Minerals (Development and Regulation) (MMDR) Act.

Significant uncertainty exists over the resumption of mining at Goa under the current leases. The Group had assessed the recoverable value of all its assets and liabilities associated with existing mining leases which led to an impairment charge in March 2018. The recoverable value of the mining reserve (grouped under ‘mining property and leases’) had been assessed as Nil, as there is no reasonable certainty towards re-award of these mining leases. Similarly, upon consideration of past precedence, the provision for restoration and rehabilitation with respect to these mines has been assessed as Nil, as the Group believes that the same would be carried out by the future successful bidder at the time of mine closure. The net recoverable value of other assets and liabilities had been assessed at ₹ 7,415 million based on the fair value less cost of sales methodology using a level 3 valuation technique. The fair value was determined based on the estimated selling price of the individual assets using depreciated replacement cost method. Out of the total impairment charge of ₹ 48,599 million, ₹ 43,841 million had been recognized under property, plant and equipment, ₹ 601 million had been recognized under assets under construction and ₹ 4,157 million had been recognized under other net assets.

(c) During the year ended March 31, 2018, the Group had recognised a loss of ₹ 2,513 million relating to certain items of asset under construction at the aluminium operations, which are no longer expected to be used.

(d) During the year ended March 31, 2017, Group made a provision for impairment of ₹ 2,007 million relating to certain old items of asset under construction at the Alumina refinery operations.

2.	Plant and equipment includes refineries, smelters, power plants, aircrafts, ships, river fleets, railway sidings and related facilities.

3.	During the year ended March 31, 2017, 2018 and 2019, interest capitalised was ₹ 6,690 million, ₹ 3,484 million and ₹ 8,345 million ($ 121 million) respectively.

4.	Certain property, plant and equipment are pledged as collateral against borrowings, the details related to which have been described in Note 22 on “Borrowings”.

5.

Land includes 40 quarters at Bidhan Bagh Unit and 300.88 acres of land at Korba and Bidhan Bagh which have been occupied without authorisation for which Group is evaluating evacuation options and the Group has filed the civil suits for the same.

6.

The land transferred to BALCO by National Thermal Power Corporation Ltd. (NTPC) vide agreement dated June 20, 2002 comprising of 171.44 acres land for BALCO’s 270 MW captive power plant and it’s allied facilities and 34.74 acres land for staff quarters of the said captive power plant is yet to be registered in favour of BALCO due to non availability of title deeds from NTPC. The arbitration is pending between Balco and NTPC (presently in appeal before Delhi High Court), in which transfer of title deeds is also sub-judice and is posted for hearing on October 15, 2019.

7.

The Division Bench of the Hon’ble High Court of Chhattisgarh has vide its order dated February 25, 2010, upheld that BALCO is in legal possession of 1,804.67 acres of Government land. Subsequent to the said order, the State Government has decided to issue the lease deed in favour of BALCO after the issue of forest land is decided by the Hon’ble Supreme Court. In the proceedings before the Hon’ble Supreme Court, pursuant to public interest litigations filed, it has been alleged that land in possession of BALCO is being used in contravention of the Forest Conservation Act, 1980 even though the said land has been in its possession prior to the promulgation of the Forest Conservation Act, 1980 on which its Aluminium complex, allied facilities and township were constructed between 1971-76. The Central Empowered Committee of the Supreme Court has already recommended ex-post facto diversion of the forest land in possession of BALCO. The matter is presently sub-judice before the Hon’ble Supreme Court to be listed in due course.

8.

Property, plant and Equipment and exploration and evaluation assets net block includes share of jointly owned assets with the joint venture partners of ₹ 222,074 million and ₹ 230,411 million ($ 3,332 million) as at March 31, 2018 and 2019 respectively. Refer Note 3(c) for reasons for transfer of exploration and evaluation assets to property, plant and equipment.

9.	Depreciation charge for the year includes ₹ 97 million ($ 1 million) capitalised as property, plant and equipment during the year ended March 31, 2019.

10.

Oil and Gas Properties includes development assets under construction of carrying value ₹ 22,070 million and ₹ 104,933 million ($ 1,517 million) during the year ended March 31, 2018 and 2019 respectively.

11.	Title deeds of land of 206 acres relating to Electrosteel Steels Limited which was acquired during the year is not available with the Group. The Group is in the process of having the same regularised.

12.	Also Refer Note 3(c) (x) relating to assets at Copper plant where operations are suspended.

15. Intangible assets

	Port Concession Rights	Software License	Others	Total	Total
	₹ in million	₹ in million	₹ in million	₹ in million	US dollars in million
Gross Block
As at April 01, 2017	5,976	2,800	713	9,489
Additions	8	272	11	291
Acquisition through Business Combination	—	17	2,031	2,048
Disposals/Adjustments	(20)	(99)	—	(119)
Foreign exchange difference	—	24	167	191

As at April 01, 2018	5,964	3,014	2,922	11,900	172

Additions	32	147	—	179	3
Transfers from Property, Plant and Equipment	—	12	—	12	—
Disposals/Adjustments	(34)	(58)	—	(92)	(1)
Foreign exchange difference	—	99	35	134	2

As at March 31, 2019	5,962	3,214	2,957	12,133	176

Accumulated amortisation and impairment

	Port Concession Rights	Software License	Others	Total	Total
	₹ in million	₹ in million	₹ in million	₹ in million	US dollars in million
As at April 01, 2017	910	2,093	108	3,111
Charge for the year	226	293	52	571
Disposals/Adjustments	(3)	(99)	0	(102)
Foreign exchange difference	—	15	2	17

As at April 01, 2018	1,133	2,302	162	3,597	52

Charge for the year	226	333	253	812	12
Transfers from Property, Plant and Equipment		12		12	—
Disposals/Adjustments	(7)	(66)	—	(73)	(1)
Foreign exchange difference	—	74	(1)	73	1

As at March 31, 2019	1,352	2,655	414	4,421	64

Other Intangibles as at:
As at April 01, 2017	5,066	707	605	6,378
As at April 01, 2018	4,831	712	2,760	8,303
As at March 31, 2019	4,610	559	2,543	7,712	112

(1)	Vizag General Cargo Berth Private Limited (VGCB), a special purpose vehicle and wholly owned by the Company, was incorporated for the coal berth mechanization and upgradation at Visakhapatnam port.

The project is to be carried out on a design, build, finance, operate and transfer basis and the concession agreement between Visakhapatnam Port and VGCB was signed in 2010. Visakhapatnam Port has provided, in lieu of Royalty, an exclusive license to VGCB for designing, engineering, financing, constructing, equipping, operating, maintaining, and transferring the project/project facilities and services. The concession period is 30 years from the date of the award of the concession. The capacity of upgraded berth is 10.18 mmtpa and that the Vishakhapatnam Port is entitled to receive 38.10% share of the gross revenue as royalty. VGCB is entitled to recover a tariff from the user(s) of the project facilities and services as per Tariff Authority for Major Project (TAMP) notification. The changes in tariff rates are linked to the variation in Wholesale Price Index (WPI) and would accordingly be adjusted as specified in the concession agreement every year. The ownership of all infrastructure assets, buildings, structures, berths, wharfs, equipment and other immovable and movable assets constructed, installed, located, created or provided by VGCB at the project site and/or in the port’s assets pursuant to concession agreement would be with VGCB until expiry of this concession agreement. The cost of any repair, replacement or restoration of the project facilities and services shall be borne by VGCB during the concession period. VGCB has to transfer all its rights, titles and interest in the project facilities and services free of cost to Visakhapatnam Port at the end of the concession period. The project is in commercial operations since 2013.

16. Financial asset investments

Financial asset investments represent investments classified and accounted for as fair value through profit or loss or through other comprehensive income (Refer Note 25)

Movements for the year ended March 31,	2018	2019	2019
	(₹ in million)	(₹ in million)	(US dollars in million)
As at April 01,	695	1595	23
Purchase of structured investment (Refer Note 35)	—	38,124	552
Changes in fair value (including on investments purchased during the year)	900	9,960	144
Exchange difference	—	(814)	(12)

As at March 31,	1,595	48,865	707

Financial asset investment represents quoted investments in equity shares and other investments that present the Group with an opportunity for returns through dividend income and gains in value. These securities are held at fair value. These are classified as non-current as on March 31, 2018 and March 31, 2019.

17. Trade and other receivables and Other non-current assets

	As at March 31,
	2018 Non- current	2018 Current	2018 Total	2019 Non- current	2019 Current	2019 Total	2019 Non- current	2019 Current	2019 Total
	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)	(US dollars in million)	(US dollars in million)
Financial
Bank Deposits[1]	1,238	—	1,238	221	—	221	3	—	3
Site restoration assets[2]	4,705	—	4,705	5,457	—	5,457	79	—	79
Trade receivables[3]	21,485	31,651	53,136	36,876	39,824	76,700	533	576	1,109
Others[5]	2,546	5,348	7,894	5,354	2,669	8,023	77	39	116
Loans to related parties	75	695	770	51	737	788	1	11	12
Receivables from related parties	—	426	426	—	578	578	—	8	8
Advance recoverable (oil and gas business)	—	6,429	6,429	—	21,662	21,662	—	313	313

Total - Financial (A)	30,049	44,549	74,598	47,959	65,470	113,429	693	947	1,640

Non Financial
Balance with Government Authorities	5,961	7,553	13,514	5,209	6,096	11,305	75	88	163
Advance for supplies	—	18,792	18,792	—	14,792	14,792	—	214	214
Advance for supplies to related party	—	3,857	3857	—	5,576	5,576	—	80	80
Others[4]	7,897	9,512	17,409	11,331	8,100	19,431	165	117	282

Total - Non Financial (B)	13,858	39,714	53,572	16,540	34,564	51,104	240	499	739

Total (A+B)	43,907	84,263	128,170	64,499	100,034	164,533	933	1,446	2,379

1.

includes ₹ 1,035 million and ₹ Nil ($ Nil) of restricted bank deposits maintained as debt service reserve account , ₹ 199 million and ₹ 202 million ($ 3 million) under lien with banks and ₹ Nil and ₹ 14 million ($ 0 million) held as margin money as at March 31, 2018 and March 31, 2019 respectively.

2.

includes deposit in Site Restoration Fund of ₹ 3,986 million and ₹ 4,776 million ($ 69 million) and investment in a rehabilition trust of ₹ 719 million and ₹ 681 ($ 10 million) as at March 31, 2018 and March 31, 2019, respectively.

3.

In July 2017, the Appellate Tribunal for Electricity dismissed the appeal filed by one of the Group’s subsidiaries, Talwandi Sabo Power Limited (TSPL) with respect to the interpretation of how the calorific value of coal and costs associated with it should be determined. However, APTEL had allowed payment of shunting and unloading charges. TSPL filed an appeal before the Honourable Supreme Court, which by an order dated March 07, 2018 has decided the matter in favour of TSPL. PSPCL has not paid the due amount as per the direction of the Supreme court. Therefore, TSPL filed its contempt petition before the Supreme court. The matter is pending for adjudication. The outstanding trade receivables in relation to this dispute is ₹ 8,020 million and ₹ 11,350 million ($ 164 million) as at March 31, 2018 and March 31, 2019 respectively.

In another matter relating to assessment of whether there has been a change in law following the execution of the Power Purchase Agreement, the Appellate Tribunal for Electricity has dismissed the appeal in July 2017 filed by TSPL. TSPL filed an appeal before the Honourable Supreme Court to seek relief which is yet to be listed. The outstanding trade receivables in relation to this dispute and other matters is ₹ 8,310 million and ₹ 10,650 million ($ 154 million) as at March 31, 2018 and March 31, 2019 respectively. The Group, based on external legal opinion and its own assessment of the merits of the case, remains confident that it is highly probable that the Supreme court will uphold TSPL’s appeal and has thus continued to treat these balances as recoverable.

Additionally, as at March 31, 2018, ₹ 7,670 million was outstanding on account of certain disputes relating to computation of tariffs and differential revenues recognised with respect to tariffs pending finalisation by the Odisha State Regulatory Commission. During the current year, some of these disputes were settled in Vedanta’s favour against which the customer has filed an appeal. However, the customer has raised certain claims on the Company in respect of short supply of power for which a provision of ₹ 2,180 million ($ 32 million) has been made. Minutes of Meeting (MOM) has been signed with the customer for short supply of power. Pending ratification of MOM by Odisha Electricity Regulatory Commission (OERC) and adjudication on certain issues related to the claim, the customer has withheld ₹ 12,480 million ($ 180 million), which the Company is confident of recovering. Vedanta Limited has received payment of ₹ 550 million ($ 8 million) in March 2019.

4.	Includes claim receivables, advance recoverable (oil and gas business), prepaid expenses, export incentive receivables and others.
5.

Includes claims receivables, advance recoverable (oil and gas business), unbilled revenue (contract assets) and others. It also includes advance profit petroleum of ₹ 2,976 million ($ 43 million) (Refer Note 37). The outstanding balance of contract assets was ₹ 1,465 million ($ 21 million) as at March 31, 2019.

18. Inventories

Inventories consist of the following:

	As at March 31,
	2018	2019	2019
	(₹ in million)	(₹ in million)	(US dollars in million)
Raw materials and consumables	83,300	92,327	1,335
Work-in-progress	30,192	25,362	367
Finished goods	6,392	15,017	217

	119,884	132,706	1,919

Inventory held at net realizable value amounted to ₹ 615 million and ₹ 37,600 million ($ 544 million) as at March 31, 2018 and March 31, 2019, respectively. The write down on this inventory amounted to ₹ 837 million and ₹ 1,564 million ($ 23 million) for the year ended March 31, 2018 and March 31, 2019, respectively and this has been charged to the consolidated statements of profit or loss.

19. Short-term investments

Short-term investments consist of the following:

	As at March 31,
	2018	2019	2019
	(₹ in million)	(₹ in million)	(US dollars in million)
Bank deposits[1]	30,633	10,368	150
Other investments[2,3]	285,363	281,744	4,074

	315,996	292,112	4,224

Bank deposits are made for periods of between three months and one year depending on the cash requirements of the companies within the Group and earn interest at the respective fixed deposit rates.

Other investments include mutual fund investments and investment in bonds which are recorded at fair value with changes in fair value reported through the consolidated statements of profit or loss. These investments do not qualify for recognition as cash and cash equivalents due to their maturity period and risk of change in value of the investments. Refer Note 25 for further details.

1.

Includes ₹ 2,012 million and ₹ 5,910 million ($ 85 million) on lien with banks, ₹ 597 million and ₹ 601 million ($ 9 million) deposit held as collateral in respect of closure cost and future redundancy payments payable to employees of Lisheen on termination of their employment on or before the mine closure, ₹ 391 million and ₹ 1,336 million ($ 19 million) held as margin money and ₹ Nil and ₹ 1,273 million ($ 18 million) maintained as debt service reserve account as at March 31, 2018 and March 31, 2019 respectively.

2.	Includes ₹ 5,340 million and ₹ 3,288 million ($ 48 million) invested in related parties as at March 31, 2018 and March 31, 2019 respectively.
3.	Includes ₹ 4,118 million and ₹ 2,227 million ($ 32 million) offered as security by a subsidiary against overdraft facility from a bank as at March 31, 2018 and March 31, 2019.

20. Restricted cash and cash equivalents

Restricted cash and cash equivalents consist of the following:

	As at March 31,
	2018	2019	2019
	(₹ in million)	(₹ in million)	(US dollars in million)
Cash at banks[1]	2,314	1,040	15
Short term deposits[2]	169	—	—

	2,483	1,040	15

1

Cash at banks is restricted in use as it relates to unclaimed dividends of ₹ 909 million and ₹ 960 million ($ 14 million) as at March 31, 2018 and March 31, 2019 respectively. Further it includes ₹ 1,405 million and ₹ Nil ($ Nil) as at March 31, 2018 and March 31, 2019 representing unpaid dividend amount which is required to be remitted to minority shareholders within 30 days from the date of declaration of dividend. The said amount of unpaid dividend has been classified as cash and cash equivalent for the purpose of Statement of Cash flows. It also includes earmarked escrow amount of ₹ Nil and ₹ 80 million ($ 1 million) as at March 31, 2018 and March 31, 2019 respectively, out of which ₹ 19 millon ($ 0 million) relates to unclaimed redeemable preference shares.

2	includes ₹ 169 million and ₹ Nil ($ Nil) held as collateral in respect of closure cost as at March 31, 2018 and March 31, 2019 respectively.

21. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As at March 31,
	2018	2019	2019
	(₹ in million)	(₹ in million)	(US dollars in million)
Cash at banks and in hand*	34,696	42,371	613
Short-term deposits	7,496	29,920	432

	42,192	72,291	1,045

Short-term deposits are made for periods of between one day and three months, depending on the immediate cash requirements of the respective companies, and earn interest at the respective short-term deposit rates.

*

Include ₹ 16,459 million and ₹ Nil ($ Nil) as at March 31, 2018 and March 31, 2019 respectively in unpaid dividend account of the subsidiary, attributable to the Company’s shareholding which has been remitted post year end.

22. Borrowings

Current borrowings consist of:

	As at March 31,
	2018	2019	2019
	(₹ in million)	(₹ in million)	(US dollars in million)
Banks and financial institutions	219,512	229,820	3,323
Current maturities of long-term borrowings	94,188	85,233	1,232

Current borrowings (A)	313,700	315,053	4,555

Non-current borrowings consist of:

	As at March 31,
	2018	2019	2019
	(₹ in million)	(₹ in million)	(US dollars in million)
Banks and financial institutions	209,047	284,404	4,112
Non-convertible debentures	115,747	140,719	2,035
Redeemable preference shares	30,100	19	0
Non-convertible bonds	1,136	1,263	18
Others	6,046	6,037	87

Non-current borrowings	362,076	432,442	6,252
Less: Current maturities of long-term borrowings	(94,188)	(85,233)	(1,232)

Non-current borrowings, net of current maturities (B)	267,888	347,209	5,020

The Group has discounted trade receivables on recourse basis ₹ 7,830 million and ₹ 13,567 million ($ 196 million) as at March 31, 2018 and March 31, 2019 respectively. Accordingly, the monies received on this account are shown as borrowings as the trade receivables do not meet de-recognition criteria.

The Group facilities are subject to certain financial and non- financial covenants. The primary covenants which must be complied with include interest service coverage ratio, current ratio, debt service coverage ratio, total outside liabilities to total net worth, fixed assets coverage ratio, ratio of total term liabilities to net worth, debt to EBITDA ratio and return on fixed assets. The Group has complied with the covenants as per the terms of the loan agreement.

Details of Non-convertible debentures issued by the Group have been provided below (carrying value)-

	As at March 31,
	2018	2019	2019
	(₹ in million)	(₹ in million)	(US dollars in million)
8.75% due September 2021	2,500	2,500	36
9.18% due July 2021	—	10,000	145
9.27% due July 2021	—	9,995	145
8.50% due June 2021	—	16,492	238
8.75% due April 2021	2,500	2,500	36
8.50% due April 2021	—	23,488	340
8.55% due April 2021	—	10,000	145
7.80% due December 2020	5,000	5,000	73
9.00% due November 2020*	—	2,000	29
8.25% due September 2020	4,250	4,250	61
7.85% due August 2020	5,000	5,000	72
9.45% due August 2020	20,000	20,000	289
8.00% due June 2020**	1,998	1,998	29
7.90% due July 2020	2,996	2,996	43
8.70% due April 2020	6,000	6,000	87
7.95% due April 2020**	3,000	3,000	43
7.50% due November 2019	2,000	2,000	29
8.20% due November 2019	3,000	3,000	43
8.25% due October 2019	3,000	3,000	43
7.75% due September 2019	2,500	2,500	36
8.65% due September 2019	1,500	1,500	22
7.60% due May 2019	3,500	3,500	51
9.17% due July 2018	12,003	—	—
9.10% due April 2018	25,000	—	—
8.91% due April 2018	10,000	—	—

Total	115,747	140,719	2,035

*	The debenture holders of these NCDs and the Company have put and call option at the end of 1 year from the respective date of the allotment of the NCDs
**	The debenture holders of these NCDs and the Company have put and call option at the end of 5 years from the respective date of the allotment of the NCDs

Security Details

The Group has taken borrowings in various countries towards funding of its acquisitions, capital expenditure and working capital requirements. The borrowings comprise of funding arrangements from various banks and financial institutions taken by the parent and subsidiaries.

	As at March 31,
	2018	2019	2019
	(₹ in million)	(₹ in million)	(US dollars in million)
Secured borrowings	349,365	445,055	6,435
Unsecured borrowings	232,223	217,207	3,140

Total borrowings	581,588	662,262	9,575

The details of security provided by the Group in various countries, to various banks on the assets of Parent and subsidiaries are as follows:

		As at March 31,
		2018	2019	2019
		(₹ in million)	(₹ in million)	(US dollars in million)
Project buyers’ credit from banks (grouped under banks and financial institutions)	Secured by exclusive charge on the assets of Vedanta Limited’s aluminium division at Jharsuguda imported under facility and first charge on Jharsuguda aluminium’s current assets on pari passu basis	1,254	160	2
	Other secured project buyers’ credit	16	—	—

Working capital loans (grouped under banks and financial institutions)	Secured by first pari passu charge on current assets, present and future of Vedanta Limited	3,075	1,140	16
	Secured by hypothecation of stock of raw materials, work-in-progress, semi-finished, finished products, consumable stores and spares, bills receivables, book debts and all other movables, both present and future in BALCO. The charges rank pari passu among banks under the multiple banking arrangements for fund based facilities	1,701	1,240	18
	First pari passu charge on the entire current assets of Vedanta Limited, both present and future. First pari passu charge on all rights, title, claim and benefit in all the whole of the current assets of Vedanta Limited, both present and future, including stock and raw material, stock in process, semi finished and finished goods, stores and spares not relating to plant, and machinery (consumable stores and spares)	6,389	5,520	80
	First charge on the entire current assets of Vedanta Limited, present and future, on pari passu basis	—	490	7
	Secured by a first pari passu charge on all present and future inventories, book debts and all other current assets of TSPL	5,886	2,800	40
	First pari passu charge on current assets of Vedanta Limited	—	3,600	52
	Secured by charge on current assets of AvanStrate	—	420	6
	Other secured working capital loans	1,666	—	—

		As at March 31,
		2018	2019	2019
		(₹ in million)	(₹ in million)	(US dollars in million)

External commercial borrowings (grouped under banks and financial institutions)	The facility is secured by first pari passu charge on all movable property, plant and equipments related to power plants and aluminium smelters of BALCO located at Korba both present and future along with secured lenders	2,917	3,089	44
	The facility is secured by first pari passu charge on all movable project assets related to 1200 MW power project and 3.25 LTPA smelter project both present and future along with secured lenders at BALCO	3,252	3,440	50

Non-convertible Debentures	Secured by way of movable fixed assets of the Lanjigarh Refinery Expansion Project including 210 MW Power Project for the Lanjigarh Refinery Expansion Project with a minimum security cover of 1 time of the outstanding amount of the debenture and specifically exclude the 1MTPA alumina refinery of the company along with 90 MW power plant in Lanjigarh and all its related expansions	8,496	8,500	123
	Secured by the whole of the movable fixed assets of the 1.6 MTPA aluminium smelter along with 1215 MW captive power plant in Jharsuguda and 1 MTPA alumina refinery alongwith 90 MW co-generation plant in Lanjigarh, including its movable plant and machinery, capital works-in-process, machinery spares, tools and accessories, and other movable fixed assets	8,000	8,000	116
	Secured by way of first ranking pari passu charge on movable fixed assets in relation to the Lanjigarh Refinery Expansion Project (having capacity beyond 2 MTPA and upto 6 MTPA) situated at Lanjigarh, Odisha. The Lanjigarh Refinery Expansion Project shall specifically exclude the 1 MTPA alumina refinery of Vedanta Limited along with 90 MW power plant in Lanjigarh and all its related capacity expansions	12,500	12,500	181
	Secured by way of “movable fixed assets” in relation to the 1.6 MTPA aluminium smelter alongwith 1215 MW (135MW * 9) captive power plant located in Jharsuguda and 1 MTPA alumina refinery alongwith 90 MW co-generation power plant located at Lanjigarh in Odisha State and shall include all present movable plant and machinery, machinery spares, tools and accessories, fixtures, mechanical and electrical equipments, machinery and all other movable fixed assets and all estate, right, title, interest, property, claims and demands whatsoever in relation to assets	20,000	20,000	289
	Secured by a first pari passu charge on the whole of the present and future of the movable fixed assets of 2400 MW (600 MW*4) Power Plant of Vedanta Limited at Jharsuguda location	25,000	39,980	578

		As at March 31,
		2018	2019	2019
		(₹ in million)	(₹ in million)	(US dollars in million)
	Secured by first pari passu charge on movable and/or immovable fixed assets of TSPL with a minimum asset cover of 1 time during the tenure of NCD	10,500	32,492	470
	Secured by way of first pari passu charge on the specific movable and/or immovable fixed assets of VGCB, as may be identified and notified by the Issuer to the Security Trustee from time to time, with minimum asset coverage of 1 time of the aggregate face value of bonds outstanding at any point of time	4,250	4,250	61
	Secured by way of first pari passu charge on all present and future of the movable fixed assets of 2400 MW (600 MW*4) Power Plant of Vedanta Limited at Jharsuguda location, as may be identified and notified by the Issuer to the Security Trustee from time to time, with minimum asset coverage of 1 time of the aggregate face value of debentures outstanding at any point of time	—	10,000	145
	First pari passu charge over the immovable property (excluding of leasehold land and coal block assets) of BALCO. First pari passu charge on the hypothecated assets (excluding current assets) of BALCO	4,997	4,997	72
	Other secured non-convertible debentures	21,999	—	—

Term Loans (grouped under banks and financial institutions)	Secured by first pari passu charge on fixed assets of TSPL both present and future.	40,754	36,230	524
	First pari passu charge by way of hypothecation/ equitable mortgage on the movable/ immovable assets of Aluminium Division of Vedanta Limited comprising of alumina refinery having output of 1 MTPA along with co-generation captive power plant with an aggregate capacity of 90 MW at Lanjigarh, Odisha; aluminium smelter having output of 1.6 MTPA along with 1215 (9x135) MW CPP at Jharsuguda , Odisha, both present and future	55,206	51,019	738

A pari passu charge by way of hypothecation of all the movable fixed assets of the Vedanta Limited pertaining to its Aluminium Division project consisting of (i) alumina refinery having output of 1 MTPA (Refinery) along with co-generation captive power plant with an aggregate capacity of 90 MW at Lanjigarh, Odisha (Power Plant); and (ii) aluminium smelter having output of 1.6 MTPA along with 1215 (9x135) MW CPP at Jharsuguda, Odisha (Smelter) (the Refinery, Power Plant and Smelter). Also, a first pari passu charge by way of equitable mortgage on the land pertaining to the mentioned project of aluminium division

		39,385	35,508	513

	As at March 31,
	2018	2019	2019
	(₹ in million)	(₹ in million)	(US dollars in million)
Secured by a pari passu charge by way of hypothecation on the movable fixed assets of the Lanjigarh Refinery Expansion Project including 210 MW Power Project for the Lanjigarh Refinery Expansion Project. Lanjigarh Refinery Expansion Project shall specifically exclude the 1 MTPA alumina refinery of the Vedanta Limited along with 90 MW power plant in Lanjigarh and all its related expansions	—	4,820	70
A pari passu charge by way of hypothecation on the movable fixed assets of Vedanta Limited pertaining to its Aluminium Division comprising of 1 MTPA alumina refinery plant with 90 MW captive power plant at Lanjigarh, Odisha and 1.6 MTPA aluminium smelter plant with 1215 MW captive power plant at Jharsuguda, Odisha	—	17,344	251
First pari passu charge by way of hypothecation/ equitable mortgage on the movable/ immovable assets of the Aluminium Division of the Vedanta Limited comprising of alumina refinery having output of 1 MTPA along with co-generation captive power plant with an aggregate capacity of 90 MW at Lanjigarh, Odisha; aluminium smelter having output of 1.6 MTPA along with a 1215 (9x135) MW CPP at Jharsuguda , Odisha and additional charge on Lanjigarh Expansion project, both present and future	12,332	11,839	171
A pari passu charge by way of hypothecation/equitable mortgage of the movable/immovable fixed assets of Vedanta Limited pertaining to its Aluminium Division comprising of 1 MTPA alumina refinery plant with 90 MW captive power plant at Lanjigarh, Odisha and 1.6 MTPA aluminium smelter plant with 1215 MW captive power plant at Jharsuguda, Odisha	—	29,844	432
Secured by charge on Cairn Energy Hydrocarbons Limited’s (CEHL) all banks accounts, cash & investments, all receivables and current assets (but excluding any shares issued to CEHL by its subsidiaries, all of its right, title and interest in and to Production Sharing Contract and all of its fixed assets of any nature)	27,730	26,240	379
As security for the Parent’s (THL Zinc Limited) obligation under the limited guarantee, the Parent pledges all of its shares and other securities held by it in BMM and is a security cession and not an outright cession of all its rights, title and interest in and to all and any claims held by the Parent in and against BMM	—	4,150	60
The facility is secured by first pari passu charge on all movable property, plant and equipments related to power plants and aluminium smelters of BALCO located at Korba both present and future along with secured lenders	1,941	2,059	30
Secured by first pari passu charge on movable property, plant and equipment (except for coal block) of the BALCO	15,110	14,790	214
Secured by first pari passu charge on all present and future movable fixed assets including but not limited to plant & machinery, spares, tools and accessories of BALCO (excluding coal block assets ) by way of a deed of hypothecation	9,879	9,685	140

		As at March 31,
		2018	2019	2019
		(₹ in million)	(₹ in million)	(US dollars in million)
	Unattested deed of Hypothecation executed in favour of Vistra ITCL (India) Limited, Security Trustee for the lenders of Vedanta Star limited by providing security for the facility, by a charge, by way of hypothecation over the hypothecated properties of ESL	—	33,749	488

Other (grouped under banks and financial institutions)	Secured by fixed asset (platinum) of AvanStrate	5,130	5,160	75

	Total	349,365	445,055	6,435

Movement in borrowings during the year is provided below:

	Borrowings due within one year	Borrowings due after one year	Total	Total
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
As at April 01, 2017	413,126	332,654	745,780
Cash flow	(89,965)	(82,716)	(172,681)
Borrowings on acquisition through business combination	—	6,308	6,308
Other non-cash changes	(9,050)	10,593	1,543
Foreign currency translation differences	(411)	1,049	638

As at March 31, 2018	313,700	267,888	581,588	8,409

Cash flow	6,251	69,456	75,707	1,095
Borrowings on acquisition through business combination	67	—	67	1
Other non-cash changes	(8,522)	10,641	2,119	30
Foreign currency translation differences	3,557	(776)	2,781	40

As at March 31, 2019	315,053	347,209	662,262	9,575

23. Acceptances

Acceptances consist of:

	As at March 31,
	2018	2019	2019
	(₹ in million)	(₹ in million)	(US dollars in million)
Payable under trade financing arrangements	94,173	81,157	1,174

	94,173	81,157	1,174

Acceptances are interest-bearing liabilities and are normally settled within a period of twelve months. These represent arrangements whereby operational suppliers of raw materials are paid by financial institutions, with the Group recognising the liability for settlement with the institutions at a later date.

24. Trade and other payables and Other non-current liabilities

	As at March 31,
	2018 Non-Current	2018 Current	2018 Total	2019 Non-current	2019 Current	2019 Total	2019 Non- Current	2019 Current	2019 Total
	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)	(US dollars in million)	(US dollars in million)
Financial
Unclaimed/unpaid dividend	—	909	909	—	960	960	—	14	14
Interim dividend payable	—	1,405	1,405	—	—	—		—	—
Trade payables	—	83,931	83,931	599	92,135	92,734	9	1,332	1,341
Amount due to related parties	—	738	738	—	1,207	1,207	—	18	18
Liabilities for capital expenditure	1,250	39,934	41,184	519	60,110	60,629	8	869	877
Profit petroleum payable	—	8,274	8,274	—	10,251	10,251	—	148	148
Security deposit and retentions	96	2,208	2,304	114	1,620	1,734	2	23	25
Other liabilities	60	39,660	39,720	2,572	53,324	55,896	36	772	808
Liability for Structured investments (Refer Note 35)	—	—	—	9,935	10,764	20,699	144	155	299
Put option liability with non-controlling interests[1]	1,378	—	1,378	1,953	—	1,953	28	—	28

Total – Financial	2,784	177,059	179,843	15,692	230,371	246,063	227	3,331	3,558

Non Financial
Statutory Liabilities	—	25,290	25,290	—	31,211	31,211	—	452	452
Amount payable to owned post employment benefit trust	—	843	843	—	783	783	—	11	11
Advances from customers[2]	—	49,442	49,442	—	91,949	91,949	—	1,330	1,330
Advance from related party	—	—	—	—	22	22	—	0	0
Other payables	1	3,424	3,425	—	1,939	1,939	—	28	28

Total – Non Financial	1	78,999	79,000	—	125,904	125,904	—	1,821	1,821

	2,785	256,058	258,843	15,692	356,275	371,967	227	5,152	5,379

Trade payables are majorly non-interest bearing and are normally settled upto 180 days terms.

The fair value of trade and other payables is not materially different from the carrying value presented.

[1]

The non-controlling shareholders of ASI have an option to offload their shareholding to the Group. The option is exercisable at any time within the period of three years following the fifth anniversary of the date of shareholders’ agreement (December 22, 2017) at a price higher of ₹ 52 ($ 0.757 per share) and the fair market value of the share. Therefore, the liability is carried at higher of the two. Subsequent changes to the put option liability are treated as equity transaction and hence accounted for in equity (Refer Note 4(b)).

[2]

Advances from customers are contract liabilities and include amounts received under long term supply agreements. The advance payment plus a fixed rate of return/ discount will be settled by supplying respective commodity over a period up to twenty four months under an agreed delivery schedule as per the terms of the respective agreements. As these are contracts that the Group expects, and has the ability, to fulfil through delivery of a non-financial item, these are recognised as advance from customers and will be recognised as revenue as and when control of respective commodities is transferred to customers under the agreements. The portion of the advance that is expected to be settled within the next 12 months has been classified as a current liability.

25. Financial instruments

A. Financial assets and liabilities:

The following tables present the carrying value and fair value of each category of financial assets and liabilities as at March 31, 2018 and 2019.

As at March 31, 2018:
	(₹ in million)
Financial assets	Held for trading	Loans and receivables	Available for sale financial assets	Derivatives designated as hedging instruments	Total carrying value	Total fair value
Financial assets investments
—at fair value	—	—	1,595	—	1,595	1,595
Other non—current assets	—	30,049	—	—	30,049	30,049
Trade and other receivables	—	44,549	—	—	44,549	44,549
Short term investments
—Bank deposits	—	30,633	—	—	30,633	30,633
—Other investments	285,363	—	—	—	285,363	285,363
Derivative financial assets	334	—	—	1,190	1,524	1,524
Cash and cash equivalents	—	42,192	—	—	42,192	42,192
Restricted cash and cash equivalents	—	2,483	—	—	2,483	2,483

Total	285,697	149,906	1,595	1,190	438,388	438,388

As at March 31, 2018:
	(₹ in million)
Financial liabilities	Held for trading	Derivatives designated as hedging instruments	Amortised cost	Others*	Total carrying value	Total fair value
Borrowings	—	—	581,588	—	581,588	582,366
Acceptances	—	—	94,173	—	94,173	94,173
Trade and other payables	—	—	178,465	1,378	179,843	179,843
Derivative financial liabilities	1,663	947	—	—	2,610	2,610

Total	1,663	947	854,226	1,378	858,214	858,992

As at March 31, 2019:
	(₹ in million)							(US dollars in million)
Financial assets	Fair value through profit or loss		Fair value through other comprehensive income	Derivatives designated as hedging instruments	Amortised cost	Total carrying value	Total fair value	Total carrying value	Total fair value
Financial assets investments
—at fair value	47,717	*	1,148	—	—	48,865	48,865	707	707
Other non—current assets	—		—	—	47,959	47,959	47,959	693	693
Trade and other receivable	2,267	**	—	—	63,203	65,470	65,470	947	947
Short term investments
—Bank deposits	—		—	—	10,368	10,368	10,368	150	150
—Other investments	281,744		—	—	—	281,744	281,744	4,074	4,074
Financial instruments (derivatives)	302		—	476	—	778	778	11	11
Cash and cash equivalents	—		—	—	72,291	72,291	72,291	1,045	1,045
Restricted cash and cash equivalents	—		—	—	1,040	1,040	1,040	15	15

Total	332,030		1,148	476	194,861	528,515	528,515	7,642	7,642

*	Structured investments purchased from Volcan Investments Limited (Refer Note 35)
**	Under IFRS 9, provisionally priced receivables are fair valued at each reporting date.

As at March 31, 2019:
	(₹ in million)							(US dollars in million)
Financial liabilities	Fair value through profit or loss		Derivatives designated as hedging instrument	Amortised cost	Others*	Total carrying value	Total fair value	Total carrying value	Total fair value
Borrowings	—		—	662,262	—	662,262	661,853	9,575	9,570
Acceptances	—		—	81,157	—	81,157	81,157	1,174	1,174
Trade and other payables	10,635	**	—	233,475	1,953	246,063	246,063	3,558	3,558
Financial instruments (derivatives)	5,429		70	—	—	5,499	5,499	79	79

Total	16,064		70	976,894	1,953	994,981	994,572	14,386	14,381

*	Includes put option liability accounted for at fair value (Refer Note 24)
**	Under IFRS 9, provisionally priced payables are fair valued at each reporting date.

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The below table summarizes the categories of financial assets and liabilities as at March 31, 2018 and 2019 measured at fair value:

As at March 31, 2018	(Level 1)	(Level 2)	(Level 3)
	(₹ in million)
Financial assets
At fair value through profit or loss
— Short term investments	75,667	209,696	—
— Derivatives financial assets		334	—
Available-for-sale investments
—Financial asset investments held at fair value	1,488	—	107
Derivatives designated as hedging instruments
— Derivatives financial assets	—	1,190	—

	77,155	211,220	107

Financial liabilities
At fair value through profit or loss
— Derivatives financial liabilities	—	1,663	—
— Trade and other payables- Put option liability with non controlling interest (Refer Note 4(b) and 24)	—	—	1,378
Derivatives designated as hedging instruments
— Derivatives financial liabilities	—	947	—

	—	2,610	1,378

As at March 31, 2019	(Level 1)	(Level 2)	(Level 3)	(Level 1)	(Level 2)	(Level 3)
	(₹ in million)			(US dollars in million)
Financial assets
At fair value through profit or loss
— Short term investments	67,122	213,813	809	971	3,091	12
— Financial asset investments held at fair value*	—	47,717	—	—	690	—
— Derivatives financial assets	—	302	—	—	4	—
— Trade and other receivables	—	2,267	—	—	33	—
At fair value through other comprehensive income
— Financial asset investments held at fair value	1,041	—	107	15	—	2
Derivatives designated as hedging instruments
— Derivatives financial assets	—	476	—	—	7	—

	68,163	264,575	916	986	3,825	14

Financial liabilities
At fair value through profit or loss
—Derivatives financial liabilities	—	5,429	—	—	78	—
Trade payable	—	10,635	—	—	154	—
Derivatives designated as hedging instruments
—Derivatives financial liabilities	—	70	—	—	1	—
Trade and other payables- Put option liability with non controlling interest (Refer Note 4(b) and 24)	—	—	1,953	—	—	28

	—	16,134	1953	—	233	28

*	Structured investments purchased from Volcan Investments Limited (Refer Note 35)

The below table summarizes the fair value of borrowings which are carried at amortised cost as at March 31, 2018 and 2019:

As at March 31, 2018	(Level 2)
(₹ in million)
Financial Liabilities
- Borrowings	582,366

582,366

As at March 31, 2019	(Level 2)	(Level 2)
	(₹ in million)	US dollars in million
Financial Liabilities
- Borrowings	661,853	9,570

	661,853	9,570

The fair value of the financial assets and liabilities are at the amount that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair values:

•

Investments traded in active markets are determined by reference to quotes from the financial institutions; for example: Net asset value (NAV) for investments in mutual funds declared by mutual fund house. For other listed securities traded in markets which are not active, the quoted price is used wherever the pricing mechanism is same as for other marketable securities traded in active markets. Other current investments and structured investments are valued by referring to market inputs including quotes, trades, poll, primary issuances for securities and /or underlying securities issued by the same or similar issuer for similar maturities and movement in benchmark security, etc.

•

Financial assets forming part of Trade and other receivables, cash and cash equivalents (including restricted cash and cash equivalents), bank deposits, financial liabilities forming part of trade and other payables, acceptances and short-term borrowings being carried at amortised cost. Approximate their carrying amounts largely due to the short-term maturities of these instruments.

•

Non-current fixed-rate and variable-rate borrowings: Fair value has been determined by the Group based on parameters such as interest rates, specific country risk factors, and the risk characteristics of the financed project.

•	Quoted financial asset investments: Fair value is derived from quoted market prices in active markets.

•	Unquoted financial asset investments: Fair value of unquoted securities are determined by reference to discounted cash flows model.

•

Derivative financial assets/liabilities: The Group enters into derivative financial instruments with various counterparties. Interest rate swaps, foreign exchange forward contracts and commodity forward contracts are valued using valuation techniques, which employs the use of market observable inputs. The most frequently applied valuation techniques by the Group include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the foreign exchange spot and forward rates, yield curves of the respective currencies, currency basis spreads between the respective currencies, interest rate curves and forward rate curves of the underlying commodity. Commodity contracts are valued using the forward LME rates of commodities actively traded on the listed metal exchange i.e. London Metal Exchange, United Kingdom (UK).

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

The estimated fair value amounts as at March 31, 2019 and and March 31, 2018 have been measured as at that date. As such, the fair values of these financial instruments subsequent to reporting date may be different than the amounts reported at each year-end.

There were no significant transfers between level 1, level 2 and level 3 during the current year.

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

Equity price risk

As at March 31, 2019, the Group held an economic interest in a structured investment for the equity shares of Anglo American Plc (AA Plc), a company listed on the London Stock Exchange, having fair value of ₹ 47,717 million ($ 690 million) (March 31, 2018: ₹ Nil). The instrument is exposed to equity price movements of AA Plc, subject to a put option embedded therein (Refer Note 35).

Set out below is the impact of 10% increase/ decrease in equity prices on pre-tax profit/ (loss) for the year and pre-tax equity as a result of changes in value of the investment:

For the year ended March 31, 2019:

	(₹ in million)
Financial asset investment	Total Exposure (fair value)	Effect on pre-tax profit/(loss) of a 10% increase in the equity price	Effect on pre-tax equity of a 10% increase in the equity price	Effect on pre-tax profit/(loss) of a 10% decrease in the equity price	Effect on pre-tax equity of a 10% decrease in the equity price
Structured investment	47,717	4,117	—	(1,927)	—

	(US dollars in million)
Financial asset investment	Total Exposure (fair value)	Effect on pre-tax profit/(loss) of a 10% increase in the equity price	Effect on pre-tax equity of a 10% increase in the equity price	Effect on pre-tax profit/(loss) of a 10% decrease in the equity price	Effect on pre-tax equity of a 10% decrease in the equity price
Structured investment	690	60	—	(29)	—

The above sensitivities are based on change in price of the underlying equity shares of AA plc and provide the estimated impact of the change on profit and equity assuming that all other variables remain constant.

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

Copper

The Group’s custom smelting copper operations at Tuticorin is benefitted by a natural hedge except to the extent of a possible mismatch in quotational periods between the purchase of concentrate and the sale of finished copper. The Group’s policy on custom smelting is to generate margins from Treatment charges/Refining charges or “Tc/Rc”, improving operational efficiencies, minimising conversion cost, generating a premium over LME on sale of finished copper, sale of by-products and from achieving import parity on domestic sales. Hence, mismatches in quotational periods are managed to ensure that the gains or losses are minimised. The Group hedges this variability of LME prices through forward contracts and tries to make the LME price a pass-through cost between purchases of copper concentrate and sales of finished products, both of which are linked to the LME price.

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

Zinc International

Raw material for zinc and lead is mined in Namibia and South Africa with sales prices linked to the LME prices.

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

Provisionally priced financial instruments

The value of net financial liabilities linked to commodities (excluding derivatives) accounted for on provisional prices was ₹ 29,881 million and ₹ 1,864 million ($ 27 million) as at March 31, 2018 and March 31, 2019 respectively. These instruments are subject to price movements at the time of final settlement and the final price of these instruments will be determined in the financial year beginning April 1, 2019.

Set out below is the impact of 10% increase in LME prices on pre-tax profit/(loss) for the year and pre-tax equity as a result of changes in the value of the Group’s commodity financial instruments:

For the year ended March 31, 2018	(₹ in million)
	Total exposure	Effect on pre-tax profit/(loss) of a 10% increase in the LME	Effect on pre-tax equity of a 10% increase in the LME
Copper	35,578	(3,558)	—

For the year ended March 31, 2019	(₹ in million)
	Total exposure	Effect on pre-tax profit/(loss) of a 10% increase in the LME	Effect on pre-tax equity of a 10% increase in the LME
Copper	1,851	(185)	—
US dollars in million	27	(3)	—

The above sensitivities are based on volumes, costs, exchange rates and other variables and provide the estimated impact of a change in LME prices on profit and equity assuming that all other variables remain constant. A 10% decrease in LME prices would have an equal and opposite effect on the Group’s financial statements.

The impact on pre-tax profit/(loss) mentioned above includes the impact of a 10% increase in closing copper LME for provisionally priced copper concentrate purchased at Copper division custom smelting operations in India of ₹ 3,684 million and ₹ 738 million ($ 11 million) for the year ended March 31, 2018 and March 31, 2019 respectively, which is pass through in nature and as such will not have any impact on the profitability.

Financial risk

The Group’s Board approved financial risk policies include monitoring, measuring and mitigating the liquidity, currency, interest rate and counterparty risk. The Group does not engage in speculative treasury activity but seeks to manage risk and optimize interest and commodity pricing through proven financial instruments.

(a) Liquidity

The Group requires funds both for short-term operational needs as well as for long-term investment programmes mainly in growth projects. The Group generates sufficient cash flows from the current operations which together with the available cash and cash equivalents, short-term investments and structured investment net of deferred consideration payable for such investments provide liquidity both in the short-term as well as in the long-term.

Anticipated future cash flows, together with undrawn fund based committed facilities of ₹ 65,076 million ($ 941 million), and cash, short term investments and structured investment net of deferred consideration payable for such investments of ₹ 392,461 million ($ 5,675 million) as at March 31, 2019, are expected to be sufficient to meet the liquidity requirement of the Group in the near future.

The Group has been rated by CRISIL Limited (CRISIL) and India Ratings and Research Private Limited (India Rating) for its capital market issuance in the form of CPs and NCDs and for its banking facilities in line with Basel II norms.

CRISIL changed the outlook for the Group’s long-term bank facilities and its Non-Convertible Debentures (NCD) programme to CRISIL AA / Stable from CRISIL AA /Positive during the year on account of delay in deleveraging amid weaker commodity prices. India Ratings has revised the outlook on Vedanta Limited’s ratings to IND AA / Stable from IND AA/ Positive on account of weaker profitability resulting in delay in deleveraging. Vedanta Limited has the highest short term rating on its working capital and Commercial Paper Programme at A1+ from CRISIL and India Ratings.

The Group remains committed to maintaining a healthy liquidity, a low gearing ratio, deleveraging and strengthening our balance sheet.

The maturity profile of the Group’s financial liabilities based on the remaining period from the balance sheet date to the contractual maturity date is given in the table below. The figures reflect the contractual undiscounted cash obligation of the Group:

As at March 31, 2018 Payment due by year	<1 year	1-3 years	3-5 years	>5 years	Total
	(₹ in million)
Acceptances*	94,823	—	—	—	94,823
Trade and other payables**	168,200	1,372	1,378	—	170,950
Borrowings***	346,243	180,896	74,166	74,395	675,700
Derivative financial liabilities	1,432	1,178	—	—	2,610

	610,698	183,446	75,544	74,395	944,083

As at March 31, 2019 Payment due by year	<1 year	1-3 years	3-5 years	>5 years	Total
	(₹ in million)
Acceptances*	82,892	—	—	—	82,892
Trade and other payables**	219,863	11,187	1,953		233,003
Bank and other borrowings***	355,903	255,914	73,739	111,485	797,041
Derivative financial liabilities	4,510	989	—	—	5,499

	663,168	268,090	75,692	111,485	1,118,435

US dollars in million	9,589	3,876	1,094	1,612	16,171

*	Includes committed interest payments
**	Includes both Non-current and current financial liabilities and committed interest payment, as applicable. Excludes interest accrued on borrowings.
***	Includes Non-current borrowings, current borrowings, committed interest payments on borrowings and interest accrued on borrowings.

The Group had access to following funding facilities:

As at March 31, 2018
Funding facility	Total facility	Drawn	Un drawn
	(₹ in million)	(₹ in million)	(₹ in million)
Fund/ Non-fund based	571,900	464,857	107,043

As at March 31, 2019
Funding facility	Total facility	Drawn	Un drawn
	(₹ in million)	(₹ in million)	(₹ in million)
Fund/ Non-fund based	667,931	517,801	150,130

US dollars in million	9,658	7,487	2,171

Collateral

The Group has pledged financial instruments with carrying amount of ₹ 217,510 million ($ 3,145 million) and inventories with carrying amount of ₹ 97,498 million ($ 1,410 million) as per the requirements specified in various financial facilities in place. The counterparties have an obligation to release the securities to the Group when financial facilities are surrendered.

(b) Foreign currency risk

Fluctuations in foreign currency exchange rates may have an impact on the consolidated statements of profit or loss, the consolidated statements of change in equity, where any transaction references more than one currency or where assets/liabilities are denominated in a currency other than the functional currency of the respective consolidated entities.

Considering the countries and economic environment in which the Group operates, its operations are subject to risks arising from the fluctuations primarily in the US dollar, Australian dollar, Namibian dollar, AED, ZAR, GBP, INR, JPY and Euro against the functional currencies of its subsidiaries.

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

The carrying amount of the Group’s financial assets and liabilities in different currencies are as follows:

	As at March 31, 2018		As at March 31, 2019		As at March 31, 2019
	Financial assets	Financial liabilities	Financial assets	Financial liabilities	Financial assets	Financial liabilities
	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)	(US dollars in million)
INR	356,944	616,168	330,048	695,617	4,773	10,058
USD	71,891	222,888	141,865	257,825	2,051	3,728
Others	9,553	19,158	56,602	41,539	818	600

Total	438,388	858,214	528,515	994,981	7,642	14,386

The Group’s exposure to foreign currency arises where a Group company holds monetary assets and liabilities denominated in a currency different to the functional currency of that entity, with USD (US Dollar) being the major non-functional currency of the Group’s main operating subsidiaries.

The foreign exchange rate sensitivity is calculated by the aggregation of the net foreign exchange rate exposure with a simultaneous parallel foreign exchange rates shift in the currencies by 10 % against the functional currencies of the respective entities.

Set out below is the impact of a 10% strengthening in the functional currencies of the respective entities on pre-tax profit/(loss) and pre-tax equity arising as a result of the revaluation of the Group’s foreign currency monetary financial assets/liabilities :

For the year ended March 31, 2018	Effect of 10% strengthening of functional currency on pre-tax profit/ (loss)	Effect of 10% strengthening of foreign currency on equity (pre-tax)
	(₹ in million)	(₹ in million)
USD	15,205	0
INR	609	—

For the year ended March 31, 2019	Effect of 10% strengthening of functional currency on pre-tax profit/ (loss)	Effect of 10% strengthening of foreign currency on equity (pre-tax)	Effect of 10% strengthening of functional currency on pre-tax profit/ (loss)	Effect of 10% strengthening of foreign currency on equity (pre-tax)
	(₹ in million)	(₹ in million)	(US dollars in millions)	(US dollars in millions)
USD	(10,287)	0	(149)	0
INR	975	—	14	—

A 10% weakening of the functional currencies of respective businesses would have an equal and opposite effect on the Group’s financial statements.

(c) Interest rate risk

At March 31, 2019, the Group’s net debt of ₹ 269,801 million ($ 3,900 million) (March 31, 2018: ₹ 220,917 million net debt) comprises debt of ₹ 662,262 million ($ 9,575 million) (March 31, 2018: ₹ 581,588 million) comprises cash, cash equivalents, short term investments and structured investment net of deferred consideration payable for such investments of ₹ 392,461 million ($ 5,675 million) (March 31, 2018: ₹ 360,671 million).

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

The exposure of the Group’s financial assets as at March 31, 2018 to interest rate risk is as follows:

	Floating rate financial assets	Fixed rate financial assets	Non-interest bearing financial assets	Total financial assets
	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)
Financial assets	196,530	146,820	95,038	438,388

	196,530	146,820	95,038	438,388

The exposure of the Group’s financial liabilities as at March 31, 2018 to interest rate risk is as follows:

	Floating rate financial liabilities	Fixed rate financial liabilities	Non-interest bearing financial liabilities	Total financial liabilities
	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)
Financial liabilities	232,423	443,029	182,762	858,214

	232,423	443,029	182,762	858,214

The exposure of the Group’s financial assets as at March 31, 2019 to interest rate risk is as follows:

	Floating rate financial assets	Fixed rate financial assets	Non-interest bearing financial assets	Total financial assets
	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)
Financial assets	146,737	192,262	189,516	528,515

	146,737	192,262	189,516	528,515

(US dollars in million)	2,122	2,780	2,740	7,642

The exposure of the Group’s financial liabilities as at March 31, 2019 to interest rate risk is as follows:

	Floating rate financial liabilities	Fixed rate financial liabilities	Non-interest bearing financial liabilities	Total financial liabilities
	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)
Financial liabilities	309,226	436,913	248,842	994,981

	309,226	436,913	248,842	994,981

(US dollars in million)	4,471	6,317	3,598	14,386

Considering the net debt position as at March 31, 2019 and the investment in bank deposits, corporate bonds and debt mutual funds, any increase in interest rates would result in a net loss and any decrease in interest rates would result in a net gain. The sensitivity analysis below has been determined based on the exposure to interest rates for financial instruments at the balance sheet date.

The table below illustrates the impact of a 0.5% to 2.0% movement in interest rates on floating rate financial assets/ liabilities (net) on profit/(loss) and equity assuming that the changes occur at the reporting date and has been calculated based on risk exposure outstanding as of date. The year end balances are not necessarily representative of the average debt outstanding during the year. This analysis also assumes that all other variables, in particular foreign currency rates, remain constant.

Increase in interest rates Year ended March 31,
	2018	2019	2019
	(₹ in million)	(₹ in million)	(US dollars in million)
0.50%	(179)	(812)	(12)
1.00%	(359)	(1,625)	(24)
2.00%	(718)	(3,250)	(47)

An equivalent reduction in interest rates would have an equal and opposite effect on the Group’s financial statements.

(d) Credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral, where appropriate, as a means of mitigating the risk of financial loss from defaults.

The Group is exposed to credit risk from trade receivables, contract assets, cash and cash equivalents, short term investments and other financial instruments.

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

The carrying value of the financial assets represents the maximum credit exposure. The Group’s maximum exposure to credit risk as at March 31, 2018 and March 31, 2019 is ₹ 438,388 million and ₹ 528,515 million ($ 7,642 million) respectively.

The maximum credit exposure on financial guarantees given by the Group for various financial facilities is described in Note 33 on “Commitments, contingencies, and guarantees”.

None of the Group’s cash equivalents, including time deposits with banks, are past due or impaired. Regarding trade and other receivables, and other non-current assets, there were no indications as at March 31, 2019, that defaults in payment obligations will occur except as described in movement in allowance for impairment for financial assets given below.

Of the year end trade and other receivables, the following are expected to be realised in the normal course of business and hence not considered impaired:

As at March 31	2018	2019	2019
	(₹ in million)	(₹ in million)	(US dollars in million)
Neither impaired nor past due	34,278	64,349	930
Past due but not impaired
Due Less than 1 month	7,725	8,728	126
Due Between 1 - 3 months	3,897	3,359	49
Due Between 3 - 12 months	7,278	5,992	87
Due Greater than 12 months	15,477	25,323	366

	68,655	107,751	1,558

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

The credit quality of the Group’s customers is monitored on an ongoing basis and assessed for impairment where indicators of such impairment exist. The Group uses simplified approach for impairment of financial assets. If credit risk has not increased significantly, 12-month expected credit loss is used to provide for impairment loss. However, if credit risk has increased significantly, lifetime expected credit loss is used. The solvency of the debtor and their ability to repay the receivable is considered in assessing receivables for impairment. Where receivables have been impaired, the Group actively seeks to recover the amounts in question and enforce compliance with credit terms.

Movement in allowances for Financial Assets (trade and other receivables and other non-current assets)

	(₹ in million)	(US dollars in million)
As at April 01, 2017	9,566
Allowance made during the year	2,378
Reversals/ write-off during the year	(2,146)
Foreign Exchange difference	23

As at March 31, 2018	9,821	142

Allowance made during the year	491	7
Reversals/ write-off during the year	(54)	(1)
Foreign Exchange difference	193	3

As at March 31, 2019	10,451	151

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

Cash flow hedges

The Group enters into forward exchange and commodity price contracts for hedging highly probable forecast transaction and account for them as cash flow hedges and states them at fair value. Subsequent changes in fair value are recognized in the consolidated statements of comprehensive income until the hedged transaction occurs, at which time, the respective gain or losses are reclassified to the consolidated statements of profit or loss. These hedges have been effective for the year ended March 31, 2019.

The Group uses foreign exchange contracts from time to time to optimize currency risk exposure on its foreign currency transactions. The Group hedged part of its foreign currency exposure on capital commitments during the year ended 2019. Fair value changes on such forward contracts are recognized in the consolidated statements of comprehensive income.

The majority of cash flow hedges taken out by the Group during the year comprise non-derivative hedging instruments for hedging the foreign exchange rate of highly probable forecast transactions and commodity price contracts for hedging the commodity price risk of highly probable forecast transactions.

The cash flows related to above are expected to occur during the year ended March 31, 2020 and consequently may impact the consolidated statements of profit or loss for that year depending upon the change in the commodity prices and foreign exchange rates movements. For cash flow hedges regarded as basis adjustments to initial carrying value of the property, plant and equipment, the depreciation on the basis adjustments made is expected to affect the consolidated statements of profit or loss over the expected useful life of the property, plant and equipment.

Fair value hedges

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

Non-designated economic hedges

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

The fair value of the Group’s derivative positions recorded under derivative financial assets and derivative financial liabilities are as follows:

	As at March 31, 2018		As at March 31, 2019
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	(₹ in million)				(US dollars in million)
Current
Cash flow hedges*
— Commodity contracts	1,184	947	31	60	0	1
— Forward foreign currency contracts	6	0	373	10	5	0
Fair value hedges**
— Commodity contracts	—	—	26	—	0	—
— Forward foreign currency contracts	—	—	46	—	1	—
Non-qualifying hedges
— Commodity contracts	54	153	52	720	1	10
— Forward foreign currency contracts	278	317	250	3,656	4	53
— Other (Foreign currency swap)	2	15	—	64	—	1
Non Current
Non-qualifying hedges
— Commodity contracts	—	7	—	—	—	—
— Forward foreign currency contracts	—	1,171	—	989	—	14

Total	1,524	2,610	778	5,499	11	79

*	Refer consolidated statements of comprehensive income and consolidated statements of change in equity for the change in the fair value of cash flow hedges.

26. Provisions

	As at March 31,
	2018 Non-Current	2018 Current	2018 Total	2019 Non-Current	2019 Current	2019 Total	2019 Non-Current	2019 Current	2019 Total
	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)	(US dollars in million)	(US dollars in million)
Provision for employee benefits	538	443	981	104	1,998	2,102	1	28	29
Provision for restoration, rehabilitation and environmental costs	21,491	483	21,974	24,409	123	24,532	353	2	355
Other provisions	—	509	509	—	521	521	—	8	8

Total	22,029	1,435	23,464	24,513	2,642	27,155	354	38	392

	Restoration, rehabilitation and environmental (a)	Other (b)
	(₹ in million)	(₹ in million)
As at April 01, 2017	19,274	496
Additions	1,738	13
Utilised	(405)	—
Unused amounts reversed	(418)	—
Unwinding of discount	837	—
Revision in estimates	84	—
Acquisition through business combinations	236	—
Exchange differences	628	—

As at March 31, 2018	21,974	509

	Restoration, rehabilitation and environmental (a)	Others (b)	Restoration, rehabilitation and environmental	Others
	(₹ in million)	(₹ in million)	US dollars in million)	(US dollars in million)
As at April 01, 2018	21,974	509	318	8
Additions	181	12	3	0
Utilised	(129)	—	(2)	—
Unused amounts reversed	(84)	—	(1)	—
Unwinding of discount	936	—	13	—
Revision in estimates	1,385	—	20	—
Exchange differences	269	—	4	—

As at March 31, 2019	24,532	521	355	8

(a) Restoration, rehabilitation and environmental

The provisions for restoration, rehabilitation and environmental liabilities represent the management’s best estimate of the costs which will be incurred in the future to meet the Group’s obligations under existing Indian, Australian, Namibian, South African and Irish law and the terms of the Group’s exploration and other licences and contractual arrangements.

Within India, the principal restoration and rehabilitation provisions are recorded within Oil & Gas division where a legal obligation exists relating to the oil and gas fields, where costs are expected to be incurred in restoring the site of production facilities at the end of the producing life of an oil field. The Group recognises the full cost of site restoration as a liability when the obligation to rectify environmental damage arises.

These amounts are calculated by considering discount rates within the range of 2% to 10%, and become payable on closure of mines and are expected to be incurred over a period of one to thirty years. The lower range of discount rate is at Cairn India & Zinc International operations in Ireland and higher range is at Zinc International operations in African Countries.

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the development or ongoing production from a producing field.

(b) Other

Other provisions include provision for disputed cases and claims.

27. Retirement benefits

The Group participates in defined contribution and benefit plans, the assets of which are held (where funded) in separately administered funds.

For defined contribution plans the amount charged to the consolidated statements of profit or loss is the total amount of contributions payable in the year.

For defined benefit plans, the cost of providing benefits under the plans is determined by actuarial valuation separately each year for each plan using the projected unit credit method by independent qualified actuaries as at the year end. Remeasurement gains and losses arising in the year are recognised in full in Consolidated Statement of Comprehensive Income for the year.

(i)	Defined contribution plans

The Group contributed a total of ₹ 872 million, ₹ 603 million and ₹ 722 million ($ 10 million) for the years ended March 31, 2017, 2018 and 2019 respectively, to the following defined contribution plans.

	Year ended March 31, 2017 (₹ Million)	Year ended March 31, 2018 (₹ Million)	Year ended March 31, 2019 (₹ Million)	Year ended March 31, 2019 (US dollars in million)
Employer’s contribution to recognised provident fund and family pension fund	662	461	553	8
Employer’s contribution to superannuation	210	142	169	2

	872	603	722	10

Indian pension plans

Central recognised provident fund

In accordance with the ‘The Employees Provident and Miscellaneous Provisions Act ,1952’, employees are entitled to receive benefits under the Provident Fund. Both the employee and the employer make monthly contributions to the plan at a predetermined rate (12% for the year ended March 31, 2019 and March 31, 2018) of an employee’s basic salary. All employees have an option to make additional voluntary contributions. These contributions are made to the fund administered and managed by the Government of India (GOI) or to independently managed and approved funds. The Group has no further obligations under the fund managed by the GOI beyond its monthly contributions which are charged to the consolidated statements of profit or loss in the year they are incurred.

Family Pension Fund

The Pension Fund was established in 1995 and is managed by the Government of India. The employee makes no contribution to this fund but the employer makes a contribution of 8.33% of salary each month subject to a specified ceiling per employee. This is provided for every permanent employee on the payroll.

At the age of superannuation, contributions ceases and the individual receives a monthly payment based on the level of contributions through the years, and on their salary scale at the time they retire, subject to a maximum ceiling of salary level. The Government funds these payments, thus the Group has no additional liability beyond the contributions that it makes, regardless of whether the central fund is in surplus or deficit.

Superannuation

Superannuation, another pension scheme applicable in India, is applicable only to executives above certain grade. However, in case of oil & gas (applicable from the second year of employment) and Iron Ore Segment, the benefit is applicable to all executives. Vedanta Limited and each relevant Indian subsidiary holds policy with the Life Insurance Corporation of India (“LIC”), to which each of these entities contributes a fixed amount relating to superannuation and the pension annuity is met by the LIC as required, taking into consideration the contributions made. The Group has no further obligations under the scheme beyond its monthly contributions which are charged to the consolidated statements of profit or loss in the year they are incurred.

Australian pension scheme

The Group also participates in defined contribution superannuation schemes in Australia. The contribution of a proportion of an employee’s salary into a superannuation fund is a compulsory legal requirement in Australia. The employer contributes, into the employee’s fund of choice 9.5% of the employee’s gross remuneration where the employee is covered by the industrial agreement and 12.50% of the basic remuneration for all other employees. All employees have an option to make additional voluntary contributions. The Group has no further obligations under the scheme beyond its monthly contributions which are charged to the consolidated statements of profit or loss in the year they are incurred.

Skorpion Zinc Provident Fund, Namibia

The Skorpion Zinc Provident Fund is a defined contribution fund and is compulsory to all full time employees under the age of 60. Company contribution to the fund is a fixed percentage of 9% per month of pensionable salary, whilst the employee contributes 7% with the option of making additional contributions, over and above the normal contribution, up to a maximum of 12%.

Normal retirement age is 60 years and benefit payable is the member’s fund credit which is equal to all employer and employee contributions plus interest. The same applies when an employee resigns from Skorpion Zinc. The Fund provides disability cover which is equal to the member’s fund credit and a death cover of 2 times annual salary in the event of death before retirement.

The Group has no additional liability beyond the contributions that it makes. Accordingly, this scheme has been accounted for on a defined contribution basis and contributions are charged directly to the consolidated statements of profit or loss in the year they are incurred.

Black Mountain (Pty) Limited, South Africa Pension and Provident Funds

Black Mountain Mining (Pty) Ltd has two retirement funds, both administered by Alexander Forbes, a registered financial service provider. The purpose of the funds is to provide retirement and death benefits to all eligible employees.

Group contributes at a fixed percentage of 10.5% for up to supervisor grade and 15% for others.

Membership of both funds is compulsory for all permanent employees under the age of 60.

The Group has no additional liability beyond the contributions that it makes. Accordingly, this scheme has been accounted for on a defined contribution basis and contributions are charged directly to the consolidated statements of profit or loss in the year they are incurred.

(ii)	Defined benefit plans

(a)

Contribution to provident fund trust (the “trusts”) of Iron ore division, Bharat Aluminium Company Limited (BALCO), Hindustan Zinc Limited (HZL), Sesa Resources Limited (SRL) and Sesa Mining Corporation Limited (SMCL)

The provident funds of Iron ore division, BALCO, HZL, SRL and SMCL are exempted under section 17 of The Employees Provident Fund and Miscellaneous Provisions Act, 1952. Conditions for grant of exemption stipulates that the employer shall make good deficiency, if any, between the return guaranteed by the statute and actual earning of the Fund. Based on actuarial valuation in accordance with IAS 19 and Guidance note issued by Institute of Actuaries of India for interest rate guarantee of exempted provident fund liability of employees, there is no interest shortfall that is required to be met by Iron ore division, BALCO, HZL, SRL and SMCL as of March 31, 2019 and March 31, 2018. Having regard to the assets of the fund and the return in the investments, the Group does not expect any deficiency in the foreseeable future.

The Group contributed a total of ₹ 536 million, ₹ 627 million, ₹ 678 million ($ 10 million) for the years ended March 31, 2017, 2018 and 2019 respectively in relation to the independently managed and approved funds. The present value of obligation and the fair value of plan assets of the trust are summarized below.

	As at March 31, 2017 (₹ Million)	As at March 31, 2018 (₹ Million)	As at March 31, 2019 (₹ Million)	As at March 31, 2019 (US dollars in million)
Fair value of plan assets of trusts	13,336	15,139	21,949	317
Present value of defined benefit obligations	(13,110)	(14,691)	(21,159)	(306)

Net liability arising from defined benefit obligation	Nil	Nil	Nil	Nil

Percentage allocation of Plan assets of the trust

	As at March 31, 2017	As at March 31, 2018	As at March 31, 2019
Assets by category
Government Securities	77.17	71.10	65.66
Debentures/Bonds	22.59	28.04	33.09
Fixed Deposits	0.24	0.24	—
Equity	—	0.62	1.25

(b)	Post-Retirement Medical Benefits:

The Group has a scheme of medical benefits for employees at BMM and BALCO subsequent to their retirement on completion of tenure including retirement on medical grounds and voluntary retirement on contributory basis. The scheme includes employee’s spouses as well. Based on an actuarial valuation conducted as at year-end, a provision is recognised in full for the benefit obligation. The obligation relating to post-retirement medical benefits as at March 31, 2018 and 2019 was ₹ 675 million and ₹ 639 million ($ 9 million) respectively. The obligation under this plan is unfunded. The Group considers these amounts as not material and accordingly has not provided further disclosures as required by IAS 19 (Revised 2011) “Employee benefits”. The current service cost of ₹ 10 million, ₹ 11 million and ₹ 11 million ($ 0 million) for the years ending March 31, 2017, 2018 and 2019 has been recognised in consolidated statement of profit or loss. The remeasurement loss/ (gain) on the obligation of post-retirement medical benefits of ₹ 6 million, ₹ (40) million, ₹ 14 million ($ 0 million) for the years ended March 31, 2017, 2018 and 2019 respectively have been recognised in other comprehensive income. Net interest cost on the obligation of post-retirement medical benefits of ₹ 50 million ₹ 56 million and ₹ 48 million ($ 1 million) for the years ended March 31, 2017, 2018 and 2019 respectively have been recognized in finance costs.

Other Post employment Benefits:

India - Gratuity plan

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

Based on actuarial valuations conducted as at year end using the projected unit credit method, a provision is recognised in full for the benefit obligation over and above the funds held in the Gratuity Plan. For entities where the plan is unfunded, full provision is recognised in the consolidated statements of financial position.

The iron ore and oil & gas division of the Company, SRL, SMCL and HZL have constituted a trust recognised by Indian Income Tax Authorities for gratuity to employees, contributions to the trust are funded with Life Insurance Corporation of India (LIC), ICICI Prudential Life Insurance Company Limited and HDFC Standard Life Insurance.

Principal actuarial assumptions

Principal actuarial assumptions used to determine the present value of the Other post-employment benefit plan obligation are as follows:

	Year ended March 31, 2017	Year ended March 31, 2018	Year ended March 31, 2019
Discount rate	7.7%	7.7%	7.8%
Expected rate of increase in compensation level of covered employees	3% to 15%	2% to 15%	2% to 15%
Mortality table	IALM (2006-08)	IALM (2006-08)	IALM (2006-08)

In India, the mortality tables used, assume that a person aged 60 at the end of the balance sheet date has a future life expectancy of 19 years.

Amount recognised in the consolidated statements of financial position consists of:

	As at March 31, 2017 (₹ Million)	As at March 31, 2018 (₹ Million)	As at March 31, 2019 (₹ Million)	As at March 31, 2019 (US dollars in million)
Fair value of plan assets	3,215	3,391	3,868	56
Present value of defined benefit obligations	(4,495)	(5,464)	(5,890)	(85)

Net liability arising from defined benefit obligations	(1,280)	(2,073)	(2,022)	(29)

Amounts recognised in consolidated statements of profit or loss in respect of Other post-employment benefit plan are as follows:

	Year ended March 31, 2017 (₹ Million)	Year ended March 31, 2018 (₹ Million)	Year ended March 31, 2019 (₹ Million)	Year ended March 31, 2019 (US dollars in million)
Current service cost	277	331	389	6
Past service cost	—	820	3	0
Net Interest cost	99	98	162	2

Total charge to consolidated statements of profit or loss	376	1,249	554	8

Amounts recognised in the consolidated statements of comprehensive income in respect of defined benefit scheme are as follows:

	Year ended March 31, 2017 (₹ Million)	Year ended March 31, 2018 (₹ Million)	Year ended March 31, 2019 (₹ Million)	Year ended March 31, 2019 (US dollars in million)
Remeasurements of the net defined benefit obligation:-
Actuarial (gains) / losses arising from changes in financial assumptions	(6)	15	(64)	(1)
Actuarial losses/ (gains) arising from experience adjustments	50	(58)	409	6
Actuarial losses arising from changes in demographic assumptions	2	—	15	0
(Gain) / Loss on Plan assets (excluding amounts included in net interest cost)	2	12	29	0

Remeasurement of the net defined benefit liability	48	(31)	389	5

The movement of the present value of Other post-employment benefit plan obligation is as follows:

	Year ended March 31, 2017 (₹ in Million)	Year ended March 31, 2018 (₹ in Million)	Year ended March 31, 2019 (₹ in Million)	Year ended March 31, 2019 (US dollars in million)
At 1 April	(4,517)	(4,495)	(5,464)	(79)
Reclassification to post retirement medical benefits	232	—	—	—
Acquired in business combination	—	—	(154)	(2)
Current service cost	(277)	(331)	(389)	(6)
Past service cost	—	(820)	(3)	(0)
Benefits paid	451	481	899	13
Interest cost of scheme liabilities	(338)	(342)	(419)	(6)
Actuarial (losses)/ gains arising from change in assumptions	(46)	43	(360)	(5)

At March 31,	(4,495)	(5,464)	(5,890)	(85)

The movement in the fair value of Other post-employment benefit plan assets is as follows:

	Year ended March 31, 2017 (₹ in Million)	Year ended March 31, 2018 (₹ in Million)	Year ended March 31, 2019 (₹ in Million)	Year ended March 31, 2019 (US dollars in million)
At 1 April	2,899	3,215	3,391	51
Acquired in business combination	—	—	164	2
Contributions received	455	320	822	11
Benefits paid	(376)	(376)	(737)	(12)
Remeasurement gain / (loss) arising from return on plan assets	(2)	(12)	(29)	(0)
Interest income	239	244	257	4

At March 31,	3,215	3,391	3,868	56

All the above plan assets of the Group have been invested in the qualified insurance policies.

The actual return on plan assets was ₹ 237 million, ₹ 232 million and ₹ 232 million, ($ 4 million) for the years ended March 31, 2017, March 31, 2018 and March 31, 2019 respectively.

The Weighted average duration of the defined benefit obligation is 14.6 years and 14.7 years as at March 31, 2018 and March 31, 2019 respectively.

The Group expects to contribute ₹ 567 million ($ 8 million) to the funded Gratuity plan during the year ending March 31, 2020.

Sensitivity analysis for defined benefit plans

Below is the sensitivity analysis determined for significant actuarial assumptions for the determination of defined benefit obligations and based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period while holding all other assumptions constant.

	Increase / (Decrease) in defined benefit obligation		Increase / (Decrease) in defined benefit obligation
	Year ended March 31, 2018 (₹ in million)	Year ended March 31, 2019 (₹ in million)	Year ended March 31, 2019 (US dollars in million)
Discount rate

Increase by 0.50%	(166)	(177)	(3)
Decrease by 0.50%	170	203	3
Expected rate of increase in compensation level of covered employees
Increase by 0.50%	151	204	3
Decrease by 0.50%	(145)	(170)	(2)

The above sensitivity analysis may not be representative of the actual benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

In presenting the above sensitivity analysis, the present value of defined benefit obligation has been calculated using the projected unit credit method at the end of reporting period, which is the same as that applied in calculating the defined obligation liability recognised in the consolidated statements of financial position.

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

The present value of the defined benefit plan obligation is calculated using a discount rate determined by reference to Government of India bonds for Group’s Indian operations. If the return on plan asset is below this rate, it will create a plan deficit.

Interest risk

A decrease in the interest rate on plan assets will increase the net plan obligation.

Longevity risk/ Life expectancy

The present value of the defined benefit plan obligation is calculated by reference to the best estimate of the mortality of plan participants both during and at the end of the employment. An increase in the life expectancy of the plan participants will increase the plan obligation.

Salary growth risk

The present value of the defined benefit plan obligation is calculated by reference to the future salaries of plan participants. An increase in the salary of the plan participants will increase the plan obligation.

28. Employee costs

For the year ended March 31,	2017	2018	2019	2019
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Salaries and wages	30,316	29,851	33,657	487
Contributions to provident and other funds	1,695	2,392	1,803	26
Share based payments	901	1,177	1,176	17
JV Employee cost allocation	(6,671)	(5,883)	(6,406)	(93)

	26,241	27,537	30,230	437

29. Share-Based Compensation Plans

The Company offers equity based and cash based option plans to its employees, officers and directors through the Company’s stock option plan introduced in 2016, Cairn India’s stock option plan now administered by the Company pursuant to merger with the Company and Vedanta Resources Limited (earlier known as Vedanta Resources Plc) plans [Vedanta Resources Long-Term Incentive Plan (“LTIP”), Employee Share Ownership Plan (“ESOP”), Performance Share Plan (“PSP”) and Deferred Share Bonus Plan (“DSBP”)] collectively referred as ‘VRL ESOP’ scheme.

The Vedanta Limited Employee Stock Option Scheme (ESOS) 2016

The Company introduced an Employee Stock Option Scheme 2016 (“ESOS”), which was approved by the Vedanta Limited shareholders to provide equity settled incentive to all employees of the Company including subsidiary companies. The ESOS scheme includes tenure based, business performance (EBIDTA) based and market performance based stock options. The maximum value of options that can be awarded to members of the wider management group is calculated by reference to the grade average cost-to-company (“CTC”) and individual grade of the employee. The performance conditions attached to the option is measured by comparing Company’s performance in terms of Total Shareholder Return (“TSR”) over the performance period with the performance of two group of comparator companies (i.e. Indian and global comparator companies) defined in the scheme. The extent to which an option vests will depend on the Company’s TSR rank against a group or groups of peer companies at the end of the performance period and as moderated by the Remuneration Committee. Dependent on the level of employee, part of these options will be subject to a continued service condition only with the remainder measured in terms of TSR.

The exercise price of the options is ₹ 1 per share and the performance period is three years, with no re-testing being allowed.

The details of share options for the year ended March 31, 2018 is presented below:

Year of Grant	Execise Period	Options outstanding April 1, 2017	Options granted during the year	Options lapsed during the year	Options lapsed during the year owing to performance conditions	Options exercised during the year	Options outstanding March 31, 2018
2017	December 15, 2019-June 14, 2020	7,803,400	—	704,798	—	—	7,098,602
2018	September 1, 2020-February 28, 2021	—	10,048,650	431,310	—	—	9,617,340
2018	October 16, 2020-April 15, 2021	—	11,570	—	—	—	11,570
2018	November 1, 2020-April 30, 2021	—	28,740	—	—	—	28,740

		7,803,400	10,088,960	1,136,108	—	—	16,756,252

The details of share options for the year ended March 31, 2019 is presented below:

Year of Grant	Execise Period	Options outstanding April 1, 2018	Options granted during the year	Options lapsed during the year	Options lapsed during the year owing to performance conditions	Options exercised during the year	Options outstanding March 31, 2019
2017	December 15, 2019-June 14, 2020	7,098,602	—	590,376	—	—	6,508,226
2018	September 1, 2020-February 28, 2021	9,617,340	—	848,381	494,566	—	8,274,393
2018	October 16, 2020-April 15, 2021	11,570	—	—	444	—	11,126
2018	November 1, 2020-April 30, 2021	28,740	—	—	1,102	—	27,638
2019	November 1, 2021-April 30, 2022	—	13,793,980	227,780	—	—	13,566,200
2019	November 1, 2021-April 30, 2022 (Cash settled)	—	1,076,120	28,460	—	—	1,047,660

		16,756,252	14,870,100	1,694,997	496,112	—	29,435,243

The fair value of all options has been determined at the date of grant of the option allowing for the effect of any market-based performance conditions. This fair value, adjusted by the Group’s estimate of the number of options that will eventually vest as a result of non-market conditions, is expensed over the vesting period. The weighted average remaining contractual life for the options outstanding as at March 31, 2018 and March 31, 2019 is 32 months and 28 months respectively and no options were exercisable both as at March 31, 2018 and March 31, 2019.

The fair values were calculated using the Black-Scholes Model for tenure based and EBIDTA based options and Monte Carlo simulation model for TSR based options. The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility has been calculated using historical return indices over the period to date of grant that is commensurate with the performance period of the option. The volatilities of the industry peers have been modelled based on historical movements in the indices over the period to date of grant which is also commensurate with the performance period for the option. The history of return indices is used to determine the volatility and correlation of share prices for the comparator companies and is needed for the Monte Carlo model to estimate their future TSR performance relative to the Company’s TSR performance. All options are assumed to be exercised immediately after vesting, as the exercise period is 6 months.

The assumptions used in the calculations of the charge in respect of the ESOS options granted during the year ended March 31, 2018 and March 31, 2019 are set out below:

Particulars	Year ended March 31, 2018	Year ended March 31, 2019

	ESOS September, October & November 2017	ESOS November 2018
Number of Options	10,088,960	1,076,120 (cash settled) / 13,793,980 (equity settled)
Exercise Price	₹ 1	₹ 1
Share Price at the date of grant	₹ 308.90	₹ 195.00
Contractual Life	3 years	3 years
Expected Volatility	48%	44.3%
Expected option life	3 years	3 years
Expected dividends	3.70%	6.50%
Risk free interest rate	6.50%	7.70%
Expected annual forfeitures	10% p.a.	10% p.a.
Fair value per option granted (Tenure & EBIDTA based/Performance based)	₹ 275.3/₹ 161.1	₹ 159.9/₹ 96.3

The Company recognized total expense of ₹ 66 million, ₹ 468 million and ₹ 822 million ($ 12 million) related to equity settled share-based payment transactions for the year ended March 31, 2017, March 31, 2018 and March 31, 2019 respectively. During the current year, the Company also introduced cash settled share-based plan. The total expense recognised on account of cash settled share based plan during the year ended March 31, 2019 is ₹ 8 million ($ 0 million). The carrying value of cash settled share based compensation liability as at March 31, 2019 is ₹ 8 million ($ 0 million).

Employee stock option plans of erstwhile Cairn India Limited:

The Company has provided CIESOP share based payment scheme to its employees.

CIESOP plan

There are no specific vesting conditions under CIESOP plan other than completion of the minimum service period of 3 years from the date of grant. Phantom options are exercisable proportionate to the period of service rendered by the employee subject to completion of one year. The exercise period is 7 years from the vesting date.

Details of employees stock option plans is presented below

CIESOP Plan	Year ended March 31, 2018		Year ended March 31, 2019
	Number of options	Weighted average exercise price in ₹	Number of options	Weighted average exercise price in ₹
Outstanding at the beginning of the year	8,962,666	264.3	7,130,625	275.5
Granted during the year	Nil	NA	Nil	NA
Expired during the year	Nil	NA	(90,896)	187.0
Exercised during the year	(1,592,759)	213.8	(235,169)	189.0
Forfeited / cancelled during the year	(239,282)	268.2	(327,501)	287.2

Outstanding at the end of the year	7,130,625	275.5	6,477,059	279.2

Exercisable at the end of the year	7,130,625	275.5	6,477,059	279.2

Weighted average share price at the date of exercise of stock options is ₹ 324.6 and ₹ 232.7 ($ 3) for the year ended March 31, 2018 and March 31, 2019 respectively.

Scheme	Range of exercise price in ₹	Weighted average remaining contractual life of options (in years)	Weighted average exercise price in ₹
The details of exercise price for stock options outstanding as at March 31, 2018 are:
CIESOP Plan	187-291.25	NA	275.5
The details of exercise price for stock options outstanding as at March 31, 2019 are:
CIESOP Plan	200.05-291.25	NA	279.2

In addition to the above, there were other share-based option plans of erstwhile Cairn India Limited, the outstanding options of which were ₹ Nil as at March 31, 2017 and the total expense recognized on account these share-based option plans for the year ended March 31, 2017, was ₹ 207 million.

Employee share option plan of Vedanta Resources Limited (earlier known as Vedanta Resources Plc)

The value of shares that are awarded to members of the Group is calculated by reference to the individual fixed salary and share-based remuneration consistent with local market practice. ESOP scheme of Vedanta Resources Limited is both tenure and performance based share schemes. The options are indexed to and settled by Parent’s shares (Vedanta Resources Limited shares as defined in the scheme). The options have a fixed exercise price denominated in Parent’s functional currency (10 US cents per share), the performance period of each option is three years and is exercisable within a period of six months from the date of vesting beyond which the option lapses.

During the current year, through an open offer all the outstanding equity settled options were bought back by Vedanta Resources Limited’s parent, Volcan Investments Limited. On account of delisting of Vedanta Resources Limited, the cash based options were also early settled. The accelerated charge on account of early settlement of both the equity settled and cash settled options was recognised in the Consolidated Statement of Profit and Loss.

Amount recovered by the Parent and recognised by the Group for the year ended March 31, 2017, March 31, 2018 and March 31, 2019 is ₹ 628 million, ₹ 527 million and ₹ 150 million ($ 2 million) respectively. The Group considers these amounts as not material and accordingly has not provided further disclosures.

During the previous year, the Group has awarded certain cash settled share based options indexed to Parents’ shares (Vedanta Resources Limited shares) / shares of its subsidiaries, as applicable. The total expense recognised on account of cash settled share based plan during the year ended March 31, 2018 and March 31, 2019 is ₹ 220 million and ₹ 206 million ($ 3 million) respectively and the carrying value of cash settled share based compensation liability as at March 31, 2018 and March 31, 2019 is ₹ 239 million and ₹ 343 million ($ 5 million) respectively

Out of the total expense of ₹ 1,215 million and ₹ 1,186 million ($ 17 million) pertaining to equity settled options and cash settled options for the year ended March 31, 2018 and March 31, 2019 respectively, the Group has capitalised ₹ 38 million and ₹ 10 million ($ 0 million) expense for the year ended March 31, 2018 and March 31, 2019 respectively.

30. Shareholders’ equity

	As at March 31, 2018 (in Million)	As at March 31, 2018 (₹ Million)	As at March 31, 2019 (in Million)	As at March 31, 2019 (₹ Million)	As at March 31, 2019 (US dollars in million)
Authorised Share Capital:
Opening and closing balance (equity shares of ₹ 1 each with voting rights) [a]	44,020	44,020	44,020	44,020	637
Authorised preference share capital:
Opening and closing balance (preference shares of ₹ 10 each) [b]	3,010	30,100	3,010	30,100	435
Issued , subscribed and paid up
Equity shares of ₹ 1 each with voting right [a,c,d,e]	3,718	3,718	3,718	3,718	54

a)	The Company has one class of equity shares having a par value of ₹ 1 per share. Each shareholder is eligible for one vote per share held and dividend as and when declared by the Company.

b)

Redeemable Preference Shares of ₹ 30,100 million ($ 435 million) were redeemed on October 27, 2018 i.e. 18 months from the date of allotment as per the scheme of amalgamation of Cairn India Limited with Vedanta Limited. An equivalent amount of ₹ 30,100 million ($ 435 million) has been transferred from general reserve to preference share redemption reserve.

c)	This includes 248,424,696 equity shares in form of 62,106,174 ADS and 248,779,452 equity shares in the form of 62,194,863 ADS as at March 31, 2018 and March 31, 2019, respectively.

d)

Includes 308,232 equity shares as at March 31, 2018 and 308,232 equity shares as at March 31, 2019 kept in abeyance. These shares are not part of listed equity capital and pending allotment as they are sub-judice.

e)	Includes 9,233,871 equity shares as at March 31, 2018 and 14,998,702 equity shares as at March 31, 2019 held by Vedanta Limited ESOS Trust.

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

General reserve

Under the erstwhile Indian Companies Act 1956, a general reserve was created through an annual transfer of net income at a specified percentage in accordance with applicable regulations. The purpose of these transfers was to ensure that if a dividend distribution in a given year is more than 10.0% of the paid-up capital of the Company for that year, then the total dividend distribution is less than the total distributable results for that year. Consequent to introduction of Companies Act 2013, the requirement to mandatory transfer a specified percentage of the net profit to general reserve has been withdrawn. The balances in general reserves, as determined in accordance with applicable regulations, was ₹ 191,052 million and ₹ 160,950 million ($ 2,327 million) as at March 31, 2018 and March 31, 2019 respectively.

Debenture redemption reserve

The Indian Companies Act requires companies that issue debentures to create a debenture redemption reserve from annual profits until such debentures are redeemed. Companies are required to maintain 25% as a reserve of outstanding redeemable debentures. The amounts credited to the debenture redemption reserve may not be utilized except to redeem debentures. Retained earnings include ₹ 14,770 million and ₹ 13,012 million ($ 188 million) of debenture redemption reserve as at March 31, 2018 and March 31, 2019 respectively.

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

If profits are used to redeem preference shares, the value of the nominal amount of shares redeemed should be transferred from profits (retained earnings) to the preference share redemption reserve account. This amount should then be utilised for the purpose of redemption of redeemable preference shares. This reserve can be used to issue fully paid-up bonus shares to the shareholders of Vedanta Limited. Retained earnings include ₹ 769 million and ₹ 30,869 million ($ 446 million) of preference share redemption reserve as at March 31, 2018 and March 31, 2019 respectively. During the year, on redemption of preference shares, ₹ 30,100 million has been transferred from General reserve to Preference share redemption reserve.

Capital reserve

The balance in capital reserve as at March 31, 2018 and March 31, 2019 is ₹ 188,470 million and ₹ 186,508 million ($ 2,697 million) respectively. The balance in capital reserve has mainly arisen pursuant to extinguishment of non-controlling interests of erstwhile Cairn India Limited and acquisition of ASI. Further, changes in capital reserve are due to recognition/derecognition of put option liability and non-controlling interests pertaining to ASI.

31. Non-controlling Interests (‘NCI’)

Details of subsidiaries that have material non-controlling interests

The Group consists of a parent company, Vedanta Limited, incorporated in India and a number of subsidiaries held directly and indirectly by the Group which operate and are incorporated around the world. Note 34 to the financial statements lists the details of share holdings in the subsidiaries.

The Non-controlling interests that are material to the Group relate to Hindustan Zinc Limited (HZL) and Bharat Aluminium Company Limited (BALCO) as at March 31, 2018 and March 31, 2019.

As at March 31, 2019, NCIs hold an economic interest by virtue of their shareholding of 35.08%, 49.00%, 26.00% , 48.37% and 10.00% in HZL, BALCO, BMM, ASI and ESL respectively. The NCI holdings as at March 31, 2018 were 35.08%, 49.00%, 26.00% and 48.37% in HZL, BALCO, BMM and ASI respectively.

The principal place of business of HZL, BALCO and ESL is in India, BMM is in South Africa and ASI is in Japan, South Korea and Taiwan.

The table below shows summarized financial information of subsidiaries of the Group that have non-controlling interests. The amounts are presented before inter-company eliminations.

	As at March 31, 2018
	(₹ in million)
	HZL	BALCO	Others	Total
Current assets	241,462	20,211	9,386	271,059
Non-current assets	184,092	117,505	58,386	359,983
Current liabilities	59,379	49,562	4,747	113,688
Non-current liabilities	2,026	40,159	37,544	79,729
Equity attributable to equity holders of the Parent	236,412	24,478	18,731	279,621
Non-controlling interests*	127,737	23,517	6,123	157,377

*	₹ 627 million attributable to NCI of ASI transferred to put option liability. Refer Note 4 –Business Combination (Acquisition of ASI).

	As at March 31, 2019
	(₹ in million)
	HZL	BALCO	Others	Total
Current assets	215,744	27,308	34,610	277,662
Non-current assets	202,807	116,092	111,658	430,557
Current liabilities	76,631	59,023	19,853	155,507
Non-current liabilities	1,640	36,535	83,625	121,800
Equity attributable to equity holders of the Parent	220,915	24,399	35,750	281,064
Non-controlling interests*	119,365	23,443	7,800	150,608

*	₹ 760 million ($ 11 million) attributable to NCI of ASI transferred to put option liability. Refer Note 4 –Business Combination (Acquisition of ASI).

	As at March 31, 2019
	(US dollars In Million)
	HZL	BALCO	Others	Total
Current assets	3,119	395	501	4,015
Non-current assets	2,932	1,679	1,615	6,226
Current liabilities	1,108	853	288	2,249
Non-current liabilities	24	528	1,209	1,761
Equity attributable to equity holders of the Parent	3,193	354	517	4,064
Non-controlling interests	1,726	339	113	2,178

	For the Year Ended March 31, 2017
	(₹ In Million)
	HZL	Cairn	BALCO	BMM	Total
Revenue	170,457	82,041	56,905	8,281	317,684
Expenses	(82,878)	(51,138)	(56,988)	(6,657)	(197,661)

Profit / (loss) for the year	87,579	30,903	(83)	1,624	120,023

Profit / (loss) attributable to equity holders of the Parent	56,858	18,495	(42)	1,200	76,511
Profit / (loss) attributable to non-controlling interests	30,721	12,408	(41)	424	43,512

Profit / (loss) for the year	87,579	30,903	(83)	1,624	120,023

Other comprehensive income / (loss) attributable to the equity holders of the Parent	(19)	(3,963)	(119)	830	(3,271)
Other comprehensive income / (loss) attributable to non-controlling interests	(10)	(2,658)	(114)	290	(2,492)

Other comprehensive income / (loss) during the year	(29)	(6,621)	(233)	1,120	(5,763)

Total comprehensive income / (loss) attributable to the equity holders of the Parent	56,839	14,532	(161)	2,030	73,240
Total comprehensive income / (loss) attributable to non-controlling interests	30,711	9,750	(155)	714	41,020

Total comprehensive income / (loss) during the year	87,550	24,282	(316)	2,744	114,260

Dividends paid / payable to non-controlling interests, including dividend tax	52,447	2,718	—	—	55,165

Net cash inflow from operating activities	75,772	54,464	7,857	5,677	143,770
Net cash inflow/ (outflow) from investing activities	38,161	(54,981)	(6,120)	(3,966)	(26,906)
Net cash (outflow) from financing activities	(112,550)	(5,997)	(1,748)	—	(120,295)

Net cash inflow / (outflow)	1,383	(6,514)	(11)	1,711	(3,431)

	For the Year Ended March 31, 2018
	(₹ In Million)
	HZL	BALCO	Others*	Total
Revenue	217,761	87,107	18,106	322,974
Expenses	(125,164)	(87,189)	(14,457)	(226,810)

Profit / (loss) for the year	92,597	(82)	3,649	96,164

Profit / (loss) attributable to equity holders of the Parent	60,116	(42)	2,886	62,960
Profit / (loss) attributable to non-controlling interests	32,481	(40)	763	33,204

Profit / (loss) for the year	92,597	(82)	3,649	96,164

Other comprehensive income / (loss) attributable to the equity holders of the Parent	(389)	273	2,022	1,906
Other comprehensive income / (loss) attributable to non-controlling interests	(208)	262	677	731

Other comprehensive income / (loss) during the year	(597)	535	2,699	2,637

Total comprehensive income / (loss) attributable to the equity holders of the Parent	59,726	232	4,902	64,860
Total comprehensive income / (loss) attributable to non-controlling interests	32,273	222	1,440	33,935

Total comprehensive income / (loss) during the year	91,999	454	6,342	98,795

Dividends paid / payable to non-controlling interests, including dividend tax	(14,273)	—	—	(14,273)

Net cash inflow from operating activities	98,367	7,440	6,317	112,124
Net cash (outflow) / inflow from investing activities	87,961	(2,000)	(12,300)	73,661
Net cash (outflow)/ inflow from financing activities	(186,488)	(5,490)	3,699	(188,279)

Net cash (outflow)	(160)	(50)	(2,284)	(2,494)

*	Refer Note 4 –Business Combination (Acquisition of ASI).

	For the Year Ended March 31, 2019
	(₹ In Million)
	HZL	BALCO	Others*	Total
Revenue	208,336	100,491	62,660	371,487
Expenses	(130,710)	(100,287)	(61,384)	(292,381)

Profit / (loss) for the year	77,626	204	1,276	79,106

Profit / (loss) attributable to equity holders of the Parent	50,396	104	2,152	52,652
Profit / (loss) attributable to non-controlling interests	27,230	100	(876)	26,454

Profit / (loss) for the year	77,626	204	1,276	79,106

Other comprehensive income / (loss) attributable to the equity holders of the Parent	246	(182)	(2,298)	(2,234)
Other comprehensive income / (loss) attributable to non-controlling interests	136	(174)	(795)	(833)

Other comprehensive income / (loss) during the year	382	(356)	(3,093)	(3,067)

Total comprehensive income / (loss) attributable to the equity holders of the Parent	50,642	(78)	(146)	50,418
Total comprehensive income / (loss) attributable to non-controlling interests	27,366	(74)	(1,671)	25,621

Total comprehensive income / (loss) during the year	78,008	(152)	(1,817)	76,039

Dividends paid / payable to non-controlling interests, including dividend tax	35,739	—	—	35,739

Net cash inflow from operating activities	87,806	20,610	14,272	122,688
Net cash (outflow) / inflow from investing activities	(10,917)	(5,735)	(19,027)	(35,679)
Net cash (outflow)/ inflow from financing activities	(96,301)	(11,552)	6,712	(101,141)

Net cash (outflow)	(19,412)	3,323	1,957	(14,132)

*	Refer Note 4 –Business Combination (Acquisition of ESL).

	For the Year Ended March 31, 2019
	(US dollars in million)
	HZL	BALCO	Others	Total
Revenue	3,012	1,453	906	5,371
Expenses	(1,890)	(1,450)	(888)	(4,228)

Profit / (loss) for the year	1,122	3	18	1,143

Profit / (loss) attributable to equity holders of the Parent	728	2	31	761
Profit / (loss) attributable to non-controlling interests	394	1	(13)	382

Profit / (loss) for the year	1,122	3	18	1,143

Other comprehensive income / (loss) attributable to the equity holders of the Parent	4	(3)	(33)	(32)
Other comprehensive income / (loss) attributable to non-controlling interests	2	(2)	(12)	(12)

Other comprehensive income / (loss) during the year	6	(5)	(45)	(44)

Total comprehensive income / (loss) attributable to the equity holders of the Parent	732	(1)	(2)	729
Total comprehensive income / (loss) attributable to non-controlling interests	396	(2)	(23)	371

Total comprehensive income / (loss) during the year	1,128	(3)	(25)	1,100

Dividends paid / payable to non-controlling interests, including dividend tax	(517)	—	—	(517)

Net cash inflow from operating activities	1,270	298	206	1,774
Net cash (outflow) / inflow from investing activities	(158)	(83)	(275)	(516)
Net cash (outflow)/ inflow from financing activities	(1,392)	(167)	97	(1,462)

Net cash (outflow)	(280)	48	28	(204)

The effect of changes in ownership interests in subsidiaries that did not result in a loss of control is as follows:

	For the Year Ended March 31, 2017
	(₹ In Million)
	HZL	Cairn	BALCO	BMM	Total
Purchase of NCI	—	(188)	—	—	(188)
Changes in NCI	—	(213,515)	—	—	(213,515)

	For the Year Ended March 31, 2018
	(₹ In Million)
	HZL	BALCO	Others	Total
Changes in NCI #	—	—	1,092	1,092

	For the Year Ended March 31, 2019
	(₹ In Million)
	HZL	BALCO	Others	Total
Changes in NCI #	—	—	1,962	1,962

	For the Year Ended March 31, 2019
	(US dollars In Million)
	HZL	BALCO	Others	Total
Changes in NCI	—	—	28	28

#	Refer Note 4 – Business Combination of ASI and ESL and consolidated statements of changes in equity for details

32. Capital management

The Group’s objectives when managing capital is to safeguard continuity, maintain a strong credit rating and healthy capital ratios in order to support its business and provide adequate return to shareholders through continuing growth. The Group’s overall strategy remains unchanged from previous year.

The Group sets the amount of capital required on the basis of annual business and long-term operating plans which include capital and other strategic investments. The funding requirements are met through a mixture of equity, internal fund generation and other borrowings. The Group’s policy is to use current and non-current borrowings to meet anticipated funding requirements.

The Group monitors capital on the basis of the net gearing ratio which is Net debt / Total Capital (equity + net debt). The Group is not subject to any externally imposed capital requirements.

Net debt are non-current and current debt as reduced by cash and cash equivalents, other bank balances, current investments and structured investment net of deferred consideration. Equity comprises all components including other comprehensive income.

The following table summarizes the capital of the Group:

As at March 31,	2018	2019	2019
	(₹ in million)	(₹ in million)	(US dollars in million)
Equity	754,177	731,946	10,585

Cash and cash equivalents (Note 20 and 21)	44,675	73,331	1,060
Short term investments (Note 19)	315,996	292,112	4,224
Structured Investment net of liability	—	27,018	391

Total cash (a)	360,671	392,461	5,675
Current borrowings (Note 22)	313,700	315,053	4,555
Non-current borrowings (Note 22)	267,888	347,209	5,020

Total debt (b)	581,588	662,262	9,575
Net debt (c=(b-a))	220,917	269,801	3,900

Total capital (equity+net debt)	975,094	1,001,747	14,485

Gearing ratio	0.2	0.3	0.3

33. Commitments, contingencies, and guarantees

In the normal course of business, the Group enters into certain capital commitments and also gives certain financial guarantees.

A. Capital commitments

The Group has a number of continuing operational and financial commitments in the normal course of business including:

•	Exploratory mining commitments;

•	Oil & gas commitments;

•	Mining commitments arising under production sharing agreements; and

•	Completion of the construction of certain assets.

Estimated amount of contracts remaining to be executed on capital accounts and not provided for:

	As at,
	March 31, 2018	March 31, 2019	March 31, 2019
	(₹ in million)	(₹ in million)	(US dollars in million)
Oil & Gas sector
Cairn India	43,041	55,104	797

Aluminium sector
Lanjigarh Refinery (Phase II)	13,353	14,429	209
Jharsuguda 1.25 MTPA smelter	4,910	4,600	67

Zinc sector
Zinc India (mines expansion and smelter)	19,844	19,641	284
Gamsberg mining & milling project	10,572	1,832	26

Copper sector
Tuticorin Smelter 400 KTPA*	27,578	27,941	404

Others	10,560	13,331	193

Total	129,858	136,878	1,980

*	currently contracts are under suspension under the force majeure clause as per the contract

Commitments related to the minimum work programme (Other than capital commitment):

	As at,
	March 31, 2018	March 31, 2019	March 31, 2019
	(₹ in million)	(₹ in million)	(US dollars in million)
Oil & Gas sector
Cairn India (OALP - New Oil and Gas blocks)	—	38,113	551

Other Commitments

(i)

Power Division of the Company has signed a long term power purchase agreement (PPA) with Gridco Limited for supply of 25% of power generated from the power station with additional right to purchase power at (5%/7%) at variable cost as per the conditions referred to in PPA . The PPA has a tenure of twenty five years.

(ii)

TSPL has signed a long term power purchase agreement (PPA) with Punjab State Power Corporation Limited (PSPCL) [formerly known as Punjab State Electricity Board (PSEB)] for supply of power generated from the power plant. The PPA has tenure of twenty five years.

B. Guarantees

The aggregate amount of indemnities and other guarantees on which the Group does not expect any material losses, was ₹ 27,036 million and ₹ 77,448 million ($ 1,120 million) as at March 31, 2018 and March 31, 2019 respectively.

The Group has given guarantees in the normal course of business as stated below:

•

Guarantees and bonds advanced to the customs authorities in India of ₹ 6,981 million ₹ 6,759 million ($ 97 million) as at March 31, 2018 and March 31, 2019 respectively relating to the export and payment of import duties on purchases of raw material and capital goods.

•	Guarantees issued for Group’s share of minimum work programme commitments of ₹ 1,702 million and ₹ 23,673 million ($ 339 million) as at March 31, 2018 and March 31, 2019 respectively.

•

Guarantee issued against liabilities for structured investment worth ₹ 19,156 million ($ 274 million). Liability of ₹ 20,699 million pertaining to the structured investment has been shown under Other Financial Liabilities (Refer Note 24).

•	Guarantees of ₹ 115 million and ₹ 5,426 million ($ 78 million) issued under bid bond as at March 31, 2018 and March 31, 2019 respectively.

•

Bank guarantees of ₹ 1,150 million ($ 17 million) as at March 31, 2018 and March 31, 2019 has been provided by the Group on behalf of Volcan Investments Limited to Income tax department, India as a collateral in respect of certain tax disputes.

•

Other guarantees of ₹ 17,088 million and ₹ 21,284 million ($ 308 million) as at March 31, 2018 and March 31, 2019 respectively issued for securing supplies of materials and services, in lieu of advances received from customers, litigation, for provisional valuation of custom duty and also to various agencies, suppliers and government authorities for various purposes. The Group does not anticipate any liability on these guarantees.

C. Export Obligations

The Indian entities of the Group have export obligations of ₹ 123,854 million and ₹ 32,340 million ($ 468 million) as at March 31, 2018 and March 31, 2019 respectively on account of concessional rates of import duty paid on capital goods under the Export Promotion Capital Goods Scheme and under the Advance Licence Scheme for the import of raw material laid down by the Government of India.

In the event of the Group’s inability to meet its obligations, the Group’s liability would be ₹ 11,015 million and ₹ 4,333 million ($ 63 million) as at March 31, 2018 and March 31, 2019 respectively reduced in proportion to actual exports, plus applicable interest.

The Group has given bonds of ₹ 14,717 million and ₹ 14,921 million ($ 216 million) as at March 31, 2018 and March 31, 2019 respectively to custom authorities against these export obligations.

D. Contingencies

The Group discloses the following legal and tax cases as contingent liabilities.

Hindustan Zinc Limited: Department of Mines and Geology

The Department of Mines and Geology of the State of Rajasthan issued several show cause notices in August, September and October 2006 to HZL, totalling ₹ 3,339 million ($ 48 million) as at March 31, 2018 and March 31, 2019. These notices alleged unlawful occupation and unauthorised mining of associated minerals other than zinc and lead at HZL’s Rampura Agucha, Rajpura Dariba and Zawar mines in Rajasthan during the period from July 1968 to March 2006. HZL believes it is unlikely that the claim will lead to a future obligation and thus no provision has been made in the financial statements. HZL had filed appeals (writ petitions) in the High Court of Rajasthan in Jodhpur. The High Court restrained the Department of Mines and Geology from undertaking any coercive measures to recover the penalty. Central Government has also been made a party to the case and the matter is likely to be listed now for hearing after completion of pleadings by the Central Government.

Erstwhile Cairn India Limited: Income tax

In March 2014, Vedanta Limited (notice was served on Cairn India Limited which subsequently merged with Vedanta Limited, accordingly now referred to as Vedanta Limited) received a show cause notice from the Indian Tax Authorities (‘Tax Authorities’) for not deducting withholding tax on the payments made to Cairn UK Holdings Limited (CUHL), for acquiring shares of Cairn India Holdings Limited (CIHL), as part of their internal reorganisation. The Tax Authorities have stated in the notice that a short-term capital gain has accrued to CUHL on transfer of the shares of CIHL to Vedanta Limited, in the financial year 2006–2007, on which tax should have been withheld by the Company. Pursuant to this various replies were filed with the Tax Authorities. After several hearings, the Income Tax Authority, in March 2015, issued an order holding the Company as ‘assessee in default’ and raised a demand totalling ₹ 204,947 million ($ 2,963 million) (including interest of ₹ 102,473 million ($ 1,482 million)). The Company had filed an appeal before the First Appellate Authority, Commissioner of Income Tax (Appeals) which vide order dated July 03, 2017 confirmed the tax demand against the Company. The Company has challenged the Commissioner of Income Tax’s (Appeals) order before the Income Tax Appellate Tribunal (ITAT).

The Company also filed a writ petition before the Delhi High Court wherein it has raised several points for assailing the aforementioned Income Tax Authority’s order. The matter is pending for adjudication before the Honourable Delhi High Court.

Separately CUHL, on whom the primary liability of tax lies, had received an Order from the ITAT in the financial year 2016-17 holding that the transaction is taxable in view of the clarification made in the Act but also acknowledged that being a retrospective transaction, interest would not be levied. Hence affirming a demand of ₹ 102,473 million ($ 1,482 million) excluding the interest portion that had previously been claimed. The tax department has appealed this order before the Delhi High Court. As a result of the above order from ITAT, the Group considers the risk in respect of the interest portion of claim to be remote. Further, as per the recent recovery notice dated October 12, 2018 received from the Tax Recovery Officer (TRO) appointed for CUHL, tax demand of CUHL of approx. ₹ 49,960 million ($ 722 million) along with interest is outstanding. Further, in the said notice, tax department had also instructed to remit the preference shares redemption amount including dividend payable thereon to the TRO. Accordingly, amount aggregating to ₹ 6,070 million ($ 88 million) has been paid to the TRO on October 26, 2018 thus reducing the liability to ₹ 43,890 million ($ 635 million). Vedanta has also paid interim dividend for Financial Year 2018-19 of ₹ 40 million ($ 1 million) to the TRO. Accordingly, the Group has revised the contingent liability to ₹ 91,393 million and ₹ 43,850 million ($ 634 million) as at March 31, 2018 and March 31, 2019 respectively.

In the event, the case is finally decided against the Company, the demand payable along with interest as per the above mentioned order would be ₹ 204,947 million ($ 2,963 million), of which only ₹ 43,850 million ($ 634 million) million is considered as possible. Separately, but in connection with this litigation, Vedanta Resources Limited has filed a Notice of Claim against the Government of India (‘GOI’) under the UK India Bilateral Investment Treaty (the BIT). The International Arbitration Tribunal passed a favourable order on jurisdiction and recently hearing on merits have been completed and order will be passed in due course. The Government of India has challenged the jurisdiction order of Arbitration Tribunal before the High Court of Singapore.

Ravva Joint Venture arbitration proceedings

ONGC Carry

The Ravva Production Sharing Contract (PSC) obliges the contractor parties to pay a proportionate share of ONGC’s exploration, development, production and contract costs in consideration for ONGC’s payment of costs related to the construction and other activities it conducted in Ravva prior to the effective date of the Ravva PSC (the ONGC Carry). The question as to how the ONGC Carry is to be recovered and calculated, along with other issues, was submitted to an International Arbitration Tribunal in August 2002 which rendered a decision on the ONGC Carry in favour of the contractor parties (including Vedanta Limited (Cairn India Limited which subsequently merged with Vedanta Limited, accordingly now referred to as Vedanta Limited)) whereas four other issues were decided in favour of Government of India (GOI) in October 2004 (Partial Award). The GOI then proceeded to challenge the ONGC Carry decision before the Malaysian courts, as Kuala Lumpur was the seat of the arbitration. The Federal Court of Malaysia upheld the Partial Award. As the Partial Award did not quantify the sums, therefore, contractor parties approached the same Arbitration Tribunal to pass a Final Award in the subject matter since it had retained the jurisdiction to do so. The Arbitral Tribunal was reconstituted and the Final Award was passed in October 2016 in Vedanta Limited’s favour. GOI’s challenge of the Final Award has been dismissed by the Malaysian High Court and the next appellate court in Malaysia i.e. Malaysian Court of Appeal. GOI then filed an appeal at Federal Court of Malaysia. The matter was heard on February 28, 2019 and the Federal Court dismissed GOI’s leave to appeal. The Company has also filed for the enforcement of the Partial Award and Final Award with Delhi High Court.

Base Development Cost

Ravva joint operations had received a claim from the Ministry of Petroleum and Natural Gas, Government of India (GOI) for the period from 2000-2005 for ₹ 8,922 million ($ 129 million) for an alleged underpayment of profit petroleum (by recovering higher Base Development Costs (“BDC”) against the cap imposed in the PSC) to the Government of India (GOI), out of which, Vedanta Limited’s (Cairn India Limited which subsequently merged with Vedanta Limited, accordingly now referred to as Vedanta Limited) share will be ₹ 2,006 million ($ 29 million) plus interest. Joint venture partners initiated the arbitration proceedings and Arbitration Tribunal published the Award allowing claimants (including the Company) to recover the development costs spent to the tune of ₹ 19,226 million ($ 278 million) and disallowed over run of ₹ 1,542 million ($ 22 million) spent in respect of BDC along with 50% legal costs. The High Court of Kuala Lumpur as well as Court of Appeal dismissed GOI’s application of setting aside the part of the Award. GOI challenge to the same before the Federal Court of Malasia was also dismissed by the Federal Court on May 17, 2016. The Company has filed an application for enforcement of award before Delhi High Court.

In connection with the above two matters, the Company has received an order dated October 22, 2018 from the GOI directing oil marketing companies (OMCs) who are the offtakers for Ravva to divert the sale proceeds to Government’s account. GOI alleges that the Ravva Joint Venture has short paid profit petroleum of ₹ 21,716 million ($ 314 million) (the Company share approximately - ₹ 6,425 million ($ 93 million)) on account of the two disputed issues of ONGC Carry and BDC matters. Against an interim application, filed by the Company and other joint venture partner, seeking stay of such action from GOI, before the Delhi High Court, where enforcement petitions for both matters are pending, the Court directed the OMCs to deposit above sums to the Court for both BDC and ONGC Carry matters. However, the Company (and other joint venture partner) has been given the liberty to seek withdrawal of the proportionate amounts (fallen due as of the date of Court order) from the Court upon furnishing a bank guarantee (BG) of commensurate value. The interim application is pending adjudication.

While the Company does not believe the GOI will be successful in its challenge, if the Arbitral Awards in above matters are reversed and such reversals are binding, the Company would be liable for approximately ₹ 6,425 million ($ 93 million) plus interest as on March 31, 2019 (₹ 6,425 million plus interest as on March 31, 2018).

Proceedings related to the Imposition of Entry Tax

Vedanta Limited and other Group companies i.e. Bharat Aluminium Company Limited (BALCO) and Hindustan Zinc Limited (HZL) challenged the constitutional validity of the local statutes and related notifications in the states of Chhattisgarh, Odisha and Rajasthan pertaining to the levy of entry tax on the entry of goods brought into the respective states from outside.

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

Following the order of the nine judge bench, the regular bench of the Supreme Court proceeded with hearing the matters. The regular bench remanded the entry tax matters relating to the issue of discrimination against domestic goods bought from other States to the respective High Courts for final determination but retained the issue of jurisdiction for levy on imported goods, for determination by the regular bench of the Supreme Court. Following the order of the Supreme Court, the Group filed writ petitions in respective High Courts.

On October 09, 2017, the Supreme Court has held that states have the jurisdiction to levy entry tax on imported goods. With this Supreme Court judgment, imported goods will rank pari passu with domestic goods for the purpose of levy of Entry tax. Vedanta Limited and its subsidiaries have amended their appeals (writ petitions) in Odisha and Chhattisgarh to include imported goods as well. With respect to Rajasthan, the State Government has filed a counter petition in the Rajasthan High Court, whereby it has admitted that it does not intend to levy the entry tax on imported goods.

The issue pertaining to the levy of entry tax on the movement of goods into a Special Economic Zone (SEZ) remains pending before the Odisha High Court. The Group has challenged the levy of entry tax on any movement of goods into SEZ based on the definition of ‘local area’ under the Odisha Entry Tax Act which is very clear and does not include a SEZ. In addition, the Government of Odisha further through its SEZ Policy 2015 and the operational guidelines for administration of this policy dated August 22, 2016, exempted the entry tax levy on SEZ operations.

The total claims against Vedanta Limited and its subsidiaries are ₹ 12,947 million and ₹ 13,163 million ($ 190 million) net of provisions made as at March 31, 2018 and March 31, 2019 respectively.

BALCO: Challenge against imposition of Energy Development Cess

BALCO challenged the imposition of Energy Development Cess levied on generators and distributors of electrical energy at the rate of 10 paise per unit on the electrical energy sold or supplied before the High Court on the grounds that the Cess is effectively on production and not on consumption or sale since the figures of consumption are not taken into account and the Cess is discriminatory since captive power plants are required to pay at the rate of 10 paise while the State Electricity Board is required to pay at the rate of 5 paise. The High Court of Chhattisgarh by order dated December 15, 2006 declared the provisions imposing ED Cess on CPPs as discriminatory and therefore ultra vires the Constitution. BALCO has sought refund of ED Cess paid till March 2006 amounting to ₹ 345 million ($ 5 million).

The State of Chhattisgarh moved an SLP in the Supreme Court and whilst issuing notice has stayed the refund of the Cess already deposited and the Supreme Court has also directed the State of Chhattisgarh to raise the bills but no coercive action be taken for recovery for the same. Final argument in this matter started before the Supreme Court. In case the Supreme Court overturns the decision of the High Court, BALCO would be liable to pay an additional amount of ₹ 6,554 million and ₹ 7501 million ($ 108 million) as at March 31, 2018 and March 31, 2019 respectively and the Group may have to bear a charge of ₹ 6,899 million and ₹ 7,846 million ($ 113 million) as at March 31, 2018 and March 31, 2019 respectively.

South Africa Carry Cost

As part of the farm-in agreement for Block 1, the Group was required to carry its joint venture partner, Petro SA, up to a gross expenditure of ₹ 6,916 million ($ 100 million) for a work programme including 3D and 2D seismic studies and at least one exploration well. The Group has spent ₹ 2,642 million ($ 38 million) towards exploration expenditure and a minimum carry of ₹ 4,274 million ($ 62 million) (including drilling one well) was outstanding at the end of the initial exploration period. The Group had sought an extension for execution of deed for entry into the second renewal phase of the exploration period with a request to maintain status quo of the prior approvals due to uncertainty in the proposed changes in fiscal terms impacting the Group financial interest in the block. The same was granted by the South African authority subject to risk of exploration right getting expired on account of recent High Court judgments. The Group had provided for the requisite damages as applicable under the South African Regulations.

During financial year 2018-19, Group has received letter from PASA (Petroleum Agency SA) that exploration right has lapsed through effluxion of time, in line with past judicial precedents and asked to submit a closure application. The Group along with Petro SA has filed the closure application on September 19, 2018. Pending disposal of Group’s application the obligation for the aforesaid carry cost of ₹ 4,274 million ($ 62 million) as at March 31, 2018 and March 31, 2019 has been assessed as possible and disclosed as a contingency.

Miscellaneous disputes- Income tax

The Group is involved in various tax disputes amounting to ₹ 65,610 million and ₹ 73,898 million ($ 1,069 million) as at March 31, 2018 and March 31, 2019 respectively relating to income tax for the periods for which initial assessments have been completed. These mainly relate to the disallowance of tax holiday for 100% Export Oriented Undertaking under section 10B of the Income Tax Act, 1961, disallowance of tax holiday benefit on production of gas under section 80IB of the Income Tax Act, 1961, tax holiday for undertakings located in certain notified areas under section 80IC of the Income Tax Act, 1961, disallowance of tax holiday benefit for power plants under section 80IA of the Income Tax Act, 1961, on account of depreciation disallowances of the Income Tax Act and interest thereon which are pending at various appellate levels. There are similar matters pending initial assessment by the tax authorities for subsequent years and additional demands, if any, can be determined only once such assessments are completed.

The Group believes that these disallowances are not tenable and accordingly no provision is considered necessary.

Miscellaneous other disputes

The Group is subject to various claims and exposures which arise in the ordinary course of conducting and financing its business from the excise, indirect tax authorities and others. These claims and exposures mostly relate to the assessable values of sales and purchases or to incomplete documentation supporting the companies’ returns or other claims.

The approximate value of claims (excluding the items as set out separately above) against the Group companies total ₹ 36,032 million and ₹ 36,914 million ($ 534 million) as at March 31, 2018 and March 31, 2019 respectively.

The Group considers that it can take steps such that the risks can be mitigated and that there will no significant unprovided liabilities arising.

Except as described above, there are no pending litigations which the Group believes could reasonably be expected to have a material adverse effect on the results of operations, cash flows or the financial position of the Group.

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

	As at
	March 31, 2018	March 31, 2019	March 31, 2019
Particulars	(₹ in million)	(₹ in million)	(₹ in million)
Within one year of the balance sheet date	87	139	2
Due in a period between one year and five years	50	202	3
Due after five years	11	2	0

Total	148	343	5

Lease payments recognized as expenses on non-cancellable leases is ₹ 45 million and ₹ 156 million ($ 2 million) during the year ended March 31, 2018 and March 31, 2019 respectively.

ii.	As lessor

TSPL has ascertained that the Power Purchase Agreement (PPA) entered with Punjab State Power Corporation Limited (PSPCL) qualifies to be an operating lease under Ind AS 17 ‘Leases’. Based on the assessment that the lease payments are subject to variations on account of various factors like availability of coal, water, etc., the management has determined the entire consideration receivable under the PPA relating to recovery of capacity charges towards capital cost as contingent rent under Ind AS 17 and has included the same under Statement of Profit or loss. Refer Note 6.

34. Interest in Other entities

a)	Subsidiaries

The Group’s subsidiaries as at March 31, 2019 are as follows:

Susbsidiaries	Principal activities	Country of Incorporation	Immediate holding company	The Company’s / Immediate holding Company’s percentage holding (in %) as at March 31, 2018	The Company’s / Immediate holding Company’s percentage holding (in %) as at March 31, 2019
Cairn Energy India Pty Limited	Oil and gas exploration, development and production	Australia	Cairn India Holdings Limited	100.00	100.00
Copper Mines of Tasmania Pty Limited (“CMT”)	Copper mining	Australia	Monte Cello BV	100.00	100.00
Thalanga Copper Mines Pty Limited (“TCM”)	Copper mining	Australia	Monte Cello BV	100.00	100.00
Bharat Aluminium Company Limited (“BALCO”)	Aluminium mining and smelting	India	Vedanta Limited	51.00	51.00
Electrosteel Steels Limited[3]	Manufacturing of Steel & DI Pipe	India	Vedanta Star Limited	—	90.00
Goa Sea Port Private Limited	Infrastructure	India	Sterlite Ports Limited	100.00	100.00
Hindustan Zinc Limited (“HZL”)	Zinc mining and smelting	India	Vedanta Limited	64.92	64.92
MALCO Energy Limited (“MEL”)	Power generation	India	Vedanta Limited	100.00	100.00
Maritime Ventures Private Limited	Infrastructure	India	Sterlite Ports Limited	100.00	100.00
Paradip Multi Cargo Berth Private Limited	Infrastructure	India	Vedanta Limited	100.00	100.00
Sesa Mining Corporation Limited	Iron ore mining	India	Sesa Resources Limited	100.00	100.00
Sesa Resources Limited (“SRL”)	Iron ore mining	India	Vedanta Limited	100.00	100.00
Sterlite Ports Limited	Infrastructure	India	Vedanta Limited	100.00	100.00
Talwandi Sabo Power Limited (“TSPL”)	Power generation	India	Vedanta Limited	100.00	100.00
Vedanta Star Limited***	Operating and holding Company	India	Vedanta Limited	—	100.00
Vizag General Cargo Berth Private Limited	Infrastructure	India	Vedanta Limited	100.00	100.00
Killoran Lisheen Finance Limited	Investment company	Ireland	Vedanta Lisheen Holdings Limited	100.00	100.00
Killoran Lisheen Mining Limited	Zinc and lead mining	Ireland	Vedanta Lisheen Holdings Limited	100.00	100.00
Lisheen Milling Limited	Manufacturing	Ireland	Vedanta Lisheen Holdings Limited	100.00	100.00
Lisheen Mine Partnership	Mining Partnership Firm	Ireland	50% each held by Killoran Lisheen Mining Limited & Vedanta Lisheen Mining Limited	100.00	100.00
Vedanta Exploration Ireland Limited	Exploration company	Ireland	Vedanta Lisheen Holdings Limited	100.00	100.00
Vedanta Lisheen Holdings Limited	Investment company	Ireland	THL Zinc Holing BV	100.00	100.00
Vedanta Lisheen Mining Limited	Zinc and lead mining	Ireland	Vedanta Lisheen Holdings Limited	100.00	100.00
AvanStrate Inc. (‘ASI’)[1]	Operating & holding Company	Japan	Cairn India Holdings Limited	51.63	51.63
Cairn India Holdings Limited	Investment company	Jersey	Vedanta Limited	100.00	100.00
Western Cluster Limited	Iron ore mining	Liberia	Bloom Fountain Limited	100.00	100.00
Bloom Fountain Limited	Operating (Iron ore) and Investment Company	Mauritius	Vedanta Limited	100.00	100.00
CIG Mauritius Holdings Private Limited	Investment Company	Mauritius	Cairn Energy Hydrocarbons Limited	100.00	100.00
CIG Mauritius Private Limited	Investment Company	Mauritius	CIG Mauritius Holdings Private Limited	100.00	100.00
Sesa Sterlite Mauritius Holdings Limited (“SSMHL”)*	Investment Company	Mauritius	Bloom Fountain Limited	100.00	100.00
THL Zinc Ltd	Investment company	Mauritius	THL Zinc Ventures Ltd	100.00	100.00
THL Zinc Ventures Limited	Investment company	Mauritius	Vedanta Limited	100.00	100.00
Twin Star Energy Holdings Limited (“TEHL”)*	Investment company	Mauritius	Bloom Fountain Limited	100.00	100.00
Twin Star Mauritius Holdings Limited (“TMHL”)*	Investment company	Mauritius	Twin Star Energy Holdings Limited	100.00	100.00
Amica Guesthouse (Proprietary) Limited	Accommodation and catering services	Namibia	Skorpion Zinc (Proprietary) Limited	100.00	100.00
Namzinc (Proprietary) Limited	Owns and operates zinc refinery	Namibia	Skorpion Zinc (Proprietary) Limited	100.00	100.00
Rosh Pinah Health Care (Proprietary) Limited	Leasing out of medical equipment and building and conducting services related thereto	Namibia	Skorpion Zinc (Proprietary) Limited	69.00	69.00
Skorpion Mining Company (Proprietary) Limited (‘NZ’)	Exploration, development, production and sale of zinc ore	Namibia	Skorpion Zinc (Proprietary) Limited	100.00	100.00
Skorpion Zinc (Proprietary) Limited (‘SZPL’)	Operating (Zinc) and Investment Company	Namibia	THL Zinc Namibia Holdings (Proprietary) Limited	100.00	100.00
THL Zinc Namibia Holdings (Proprietary) Limited (“VNHL”)	Mining and Exploration and Investment company	Namibia	THL Zinc Ltd	100.00	100.00

Susbsidiaries	Principal activities	Country of Incorporation	Immediate holding company	The Company’s / Immediate holding Company’s percentage holding (in %) as at March 31, 2018	The Company’s / Immediate holding Company’s percentage holding (in %) as at March 31, 2019
Lakomasko BV	Investment company	Netherlands	THL Zinc Holding BV	100.00	100.00
Monte Cello BV (“MCBV”)	Investment company	Netherlands	Vedanta Limited	100.00	100.00
THL Zinc Holding BV	Investment company	Netherlands	Vedanta Limited	100.00	100.00
Cairn Energy Discovery Limited	Oil and gas exploration, development and production	Scotland	Cairn India Holdings Limited	100.00	100.00
Cairn Energy Gujarat Block 1 Limited	Oil and gas exploration, development and production	Scotland	Cairn India Holdings Limited	100.00	100.00
Cairn Energy Hydrocarbons Limited	Oil and gas exploration, development and production	Scotland**	Cairn India Holdings Limited	100.00	100.00
Cairn Exploration (No. 2) Limited	Oil and gas exploration, development and production	Scotland	Cairn India Holdings Limited	100.00	100.00
Black Mountain Mining (Proprietary) Limited	Exploration, development, production and sale of zinc, lead, copper and associated mineral concentrates	South Africa	THL Zinc Ltd	74.00	74.00
Cairn South Africa Pty Limited	Oil and gas exploration, development and production	South Africa	Cairn Energy Hydrocarbons Limited	100.00	100.00
AvanStrate Korea Inc[1]	Manufacturer of LCD glass substrate	South Korea	Avanstrate (Japan) Inc.	51.63	51.63
Cairn Lanka Private Limited	Oil and gas exploration, development and production	Sri Lanka	CIG Mauritius Private Limited	100.00	100.00
AvanStrate Taiwan Inc[1]	Manufacturer of LCD glass substrate	Taiwan	Avanstrate (Japan) Inc.	51.63	51.63
Fujairah Gold FZC	Gold & silver processing	United Arab Emirates	Malco Energy Limited	100.00	100.00
Sterlite (USA) Inc.*	Investment company	United States of America	Vedanta Limited	100.00	100.00

*	TMHL, TEHL and SSMHL were dissolved on May 19, 2019, May 21, 2019 and May 21, 2019 respectively. Sterlite (USA) Inc is under liquidation.
**	Principal place of business is in India
***	Incorporated during the current year

1)	On December 28, 2017, the Group through its wholly owned subsidiary, acquired 51.6% equity stake in AvanStrate Inc. (ASI) (Refer Note 4(b))
2)	The Group also has interest in certain trusts which are neither significant nor material to the Group.
3)	On June 4, 2018, the Group through its wholly owned subsidiary, acquired 90.0% equity stake in Electrosteel Steels Limited (ESL) (Refer Note 4(a)).

b) Joint Operations

The Group participates in several unincorporated joint operations which involve the joint control of assets used in oil and gas exploration and producing activities which are as follows:

		Participating Interest (%)
Operating Blocks	Area	As at March 31, 2018	As at March 31, 2019
India:
Ravva block – Exploration and production	Krishna Godavari	22.50	22.50
CB-OS/2 – Exploration	Cambay Offshore	60.00	60.00
CB-OS/2 – Development & production	Cambay Offshore	40.00	40.00
RJ-ON-90/1 – Exploration	Rajasthan Onshore	100.00	100.00
RJ-ON-90/1 – Development & production	Rajasthan Onshore	70.00	70.00
South Africa Block1 – Exploration(1)	Orange Basin South Africa Offshore	60.00	60.00

Non-Operating Blocks
India:
KG-ONN-2003/1(2)	Krishna Godavari Onshore	49.00	49.00

(1)	Application for closure has been filed with relevant authorities in September 2018.
(2)	Operatorship has been transferred to Oil and Natural Gas Corporation (ONGC) w.e.f. July 7, 2014
(3)	PR-OSN-2004/1 block was relinquished on June 30, 2017.

35. Related party transactions

List of related parties and relationships –

A)	Entities Controlling the Company (Holding Companies)

•	Volcan Investments Limited (‘Volcan’)

•	Volcan Investments Cyprus Limited

Intermediate Holding Companies

•	Vedanta Resources Limited

•	Vedanta Resources Holdings Limited

•	Twin Star Holdings Limited

•	Finsider International Company Limited

•	Westglobe Limited

•	Welter Trading Limited

•	Richter Holdings Limited

•	Vedanta Resources Finance Limited

•	Vedanta Resources Cyprus Limited

B)	Fellow subsidiaries (with whom transactions have taken place)

•	Konkola Copper Mines

•	Vedanta Resources Jersey II Limited

•	Vedanta Resources Jersey Limited

•	Vedanta Jersey Investments Limited

•	Sterlite Technologies Limited

•	Sterlite Power Transmission Limited

•	Sterlite Iron and Steel Company Limited

•	Sterlite Power Grid Ventures Limited

C)	Post Retirement Benefit Plan

•	Balco Employees Provident Fund Trust

•	Hindustan Zinc Ltd Employees Contributory Provident Fund Trust

•	Sesa Group Employees Provident Fund Trust

•	Sesa Mining Corporation Limited Employees Provident Fund Trust

•	Sesa Resources Limited Employees Provident Fund Trust

•	HZL Employee group Gratuity Trust

•	Sesa Group Employees Gratuity Fund and Sesa Group Executives Gratuity Fund

•	Sesa Resources Limited Employees Gratuity Fund

•	Sesa Mining Corporation Limited Employees Gratuity Fund

•	HZL Superannuation Trust

•	Sesa Group Executives Superannuation scheme Fund

•	Sesa Resources Limited and Sesa Mining Corporation Limited Employees Superannuation Fund

D)	Other Related Parties (with whom transactions have taken place)

•	Vedanta Medical Research Foundation

•	Vedanta Foundation

•	India Grid trust

•	Cairn Foundation

•	Sesa Community Development Foundation

•	Janhit Electoral Trust

•	Runaya Refinery LLP

Ultimate controlling party

As at March 31, 2019, the Group is majorly owned by Twin Star Holdings Limited, Finsider International Company Limited, Westglobe Limited and Welter Trading Limited which are in turn wholly-owned subsidiaries of Vedanta Resources Limited (formerly Vedanta Resources Plc) (Intermediate Holding Company). The ultimate controlling party of the Group is Volcan (Volcan Investments Limited and its wholly owned subsidiary Volcan Investments Cyprus Limited), which is controlled by the Chairman Emeritus, Mr. Anil Agarwal and persons related to him. Volcan Investments Limited, Volcan Investments Cyprus Limited, Twin Star Holdings Limited, Finsider International Company Limited, Westglobe Limited and Welter Trading Limited do not produce Group financial statements.

A summary of significant related party transactions for the year ended March 31, 2017, March 31, 2018 and March 31, 2019 are noted below:

	For the year ended March 31,
	2017	2018	2019	2019
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Sales
Sterlite Technologies Limited	8,577	693	4	0
Sterlite Power Transmission Limited	177	11,288	9,180	133
Konkola Copper Mines	—	24	—	—

Total	8,754	12,005	9,184	133

Purchases of goods/services
Konkola Copper Mines	2,977	6,575	4,020	58
Sterlite Technologies Limited	174	9	—	—
Sterlite Power Transmission limited	28	128	16	0
Runaya Refinery LLP	—	—	9	0

Total	3,179	6,712	4,045	58

Interest income /guarantee commission/ (Finance costs)
Vedanta Resources Jersey II Limited	(2,179)	—	—	—
Vedanta Resources Jersey Limited	(36)	—	—	—
Vedanta Resources Limited	394	279	275	4
Konkola Copper Mines	26	45	56	1
Twin Star Holdings Limited	14	15	16	0
Sterlite Iron and Steel Company Limited	2	4	4	0
Sterlite Technologies Limited	90	—	—	—
Sterlite Power Transmission limited	—	7	43	1

Total	(1,689)	350	394	6

Dividend paid
Twin Star Holdings Limited	26,829	29,243	26,001	376
Finsider International Company Limited	7,809	8,512	7,568	109
Westglobe Limited	862	940	836	12
Welter Trading Limited	744	811	721	11

Total	36,244	39,506	35,126	508

Management and brand fees expenses
Vedanta Resources Limited	589	3,447	3,255	47
Sterlite Technologies Limited	—	—	134	2

	589	3,447	3,389	49

Dividend Income
Sterlite Technologies Limited	7	4	10	0
India Grid Trust	—	81	152	2

Total	7	85	162	2

Outsourcing Service Income
Vedanta Resources Limited	32	33	30	0

Total	32	33	30	0

Long Term Incentive Plan Expenses
Vedanta Resources Limited	628	531	152	2
Konkola Copper Mines	—	(1)	(4)	(0)

	For the year ended March 31,
	2017	2018	2019	2019
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Total	628	530	148	2

(Recovery of)/Reimbursement to / for other expenses
Sterlite Power Grid Ventures Limited	—	0	1	0
Sterlite Technologies Limited	—	—	1	0
Sterlite Power Technologies Limited	—	—	2	0
Sterlite Iron and Steel Company Limited	0	—	—	—
Vedanta Resources Limited	152	170	13	0
Konkola Copper Mines	(134)	(48)	(30)	(0)
Volcan Investments Limited	(14)	(17)	(8)	(0)

Total	4	105	(21)	(0)

Loans given/(repaid) during the year
Roshskor Township (Proprietary) Limited	—	—	(15)	(0)
Sterlite Iron and Steel Company Limited	0	0	0	0

Total	0	0	(15)	(0)

	For the year ended March 31,
	2017	2018	2019	2019
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Loan taken/(repaid) during the year
Vedanta Resources Jersey II Limited	(126,187)	—	—	—
Vedanta Resources Jersey II Limited	939	—	—	—
Vedanta Resources Jersey Limited	1,907	—	—	—
Vedanta Resources Jersey Limited	(1,907)	—	—	—

Total	(125,248)	—

Guarantee given/(taken) during the year
Vedanta Resources Limited	(142,653)	—	(8,735)	(126)
Vedanta Medical Research Foundation	—	344	687	10

Total	(142,653)	344	(8,048)	(116)

Guarantee relinquished during the year
Vedanta Resources Limited#	—	350,149	8,735	126
Vedanta Medical Research Foundation	—	—	524	8

Total	—	350,149	9,259	134

#

During the previous year ended March 31, 2018, guarantee worth ₹ 282,058 million has been withdrawn by Vedanta Resources Limited and the guarantees worth ₹ 68,091 million is extinguished as the underlying external loan has been repaid.

	For the year ended March 31,
	2017	2018	2019	2019
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Corporate social responsibility expenditure/ donation
Sesa Community Development Foundation	19	53	69	1
Vedanta Foundation	683	1	50	1
Vedanta Medical Research Foundation	348	833	998	14
Cairn Foundation	120	161	187	3
Janhit Electoral Trust	—	—	25	0

Total	1,170	1,048	1,329	19

Investments made/(redeemed) during the year
Vedanta Resources Limited (investment in bonds)*	(960)	(1,118)	(1,992)	(29)
India Grid trust	—	(4)	—	—

Total	(960)	(1,122)	(1,992)	(29)

* Includes premium on redemption of bonds of ₹ Nil, ₹ 96 million and ₹ NIL ($ Nil) for year ended March 31, 2017, March 31, 2018 and March 31, 2019 respectively.
Investments Purchased from
Volcan Investments Limited (Refer Note 35(f))	—	—	38,124	551

Total	—	—	38,124	551

The significant receivables from and payables to related parties as at March 31, 2018 and March 31, 2019 are set out below:

	As at March 31,
	2018	2019	2019
	(₹ in million)	(₹ in million)	(US dollars in million)
Trade Receivable:
Konkola Copper Mines**	12	2	0
Sterlite Power Transmission limited	47	30	0
Vedanta Resources Limited	68	72	1
Sterlite Technologies Limited	40	—	—

Total	167	104	1

	As at March 31,
	2018	2019	2019
	(₹ in million)	(₹ in million)	(US dollars in million)
Receivable from:
Sterlite Power Transmission limited	3	1	0
Konkola Copper Mines**	3,225	5,503	79
Vedanta Resources Limited	627	349	5
Sterlite Iron and Steel Company Limited	127	130	2
Goa Maritime Private Limited	10	10	0
Vedanta Foundation	50	—	—
Volcan Investments Limited	41	6	0
Twin Star Holdings Limited	33	50	1
Sterlite Power Grid Ventures Limited	0	1	0

Total	4,116	6,050	87

**

Subsequent to the year end, the High Court of Zambia has appointed provisional liquidator at Konkola Copper mines. The Company believes that the same is a non-adjusting post balance sheet event and effects, if any of the aforesaid action would be accounted for in the subsequent period financial statements.

	As at March 31,
	2018	2019	2019
	(₹ in million)	(₹ in million)	(US dollars in million)
Loans to:
Sterlite Iron and Steel Company Limited.	45	45	1
Twin Star Holdings Limited.	650	692	10
RoshSkor Township (Proprietary) Limited	75	51	1

Total	770	788	12

Trade Payables:
Konkola Copper Mines	383	100	1
Sterlite Power Transmission limited	31	16	0
Sterlite Technologies Limited	—	132	2

Total	414	248	3

Payable to:
Vedanta Resources Limited	212	859	12
Hindustan Zinc Ltd Employees Contributory Provident Fund Trust	89	102	1
Sesa Resources Limited Employees Provident Fund	1	1	0
Sesa Mining Corporation Limited Employees Provident Fund	3	3	0
Sesa Group Employees Provident Fund Trust	17	17	0
Balco Employees Provident Fund Trust	50	51	1
HZL Superannuation Trust	2	3	0
HZL Employee group Gratuity Trust	620	536	8
Sesa Group Executives Superannuation Scheme	2	3	0
Sesa Resources Limited and Sesa Mining Corporation Limited Employees Superannuation Fund	0	0	0
Sesa Mining Corporation Limited Employees Gratuity Fund	14	12	0
Sesa Group Employees Gratuity Fund and Sesa Group Executives Gratuity Fund	40	53	1
Sesa Resources Limited Employees Gratuity Fund	5	2	0
Cairn Foundation	112	84	1
Volcan Investments Limited (Refer Note 35(f))	—	20,699	299
Sterlite Power Transmission limited	—	38	1

Total	1,167	22,463	324

Commission and consultancy fees payable to KMP and their relatives	35	47	1

Total	35	47	1

	As at March 31,
	2018	2019	2019
	(₹ in million)	(₹ in million)	(US dollars in million)
Guarantees outstanding given / (taken)
Vedanta Medical Research Foundation	344	507	7

Total	344	507	7

Banking limits assigned/utilized/renewed to/for group companies
Volcan Investments Limited*	1,150	1,150	17

Total	1,150	1,150	17

*	Bank guarantee given by the Company on behalf of Volcan in favour of Income tax department, India as collateral in respect of certain tax disputes of Volcan.

Investments
India Grid Trust	1,223	1,061	15
Volcan Investments Limited (fair value of Structured investments) (Refer Note 35(f))	—	47,717	690
Vedanta Resources Limited (Investment in bonds)	4,117	2,227	32

Total	5,340	51,005	737

*	Bank guarantee given by the Company on behalf of Volcan in favour of Income tax department, India as collateral in respect of certain tax disputes of Volcan.

Remuneration of key management personnel

The remuneration of the key management personnel of the Group are set out below in aggregate for each of the categories specified in IAS 24 Related party disclosures.

	Year ended March 31,
	2017	2018	2019	2019
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Short term employee benefits	348	326	413	6
Post-employment benefits*	26	24	14	0
Share based payments	77	61	45	1

Total	451	411	472	7

*	Does not include the provision made for gratuity and leave benefits, as they are determined on an actuarial basis for all the employees together.

Commission/ Sitting fees

	Year ended March 31,
	2017	2018	2019	2019
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
To independent directors	33	35	42	1
To other KMP	3	2	10	0

Total	36	37	52	1

	Year ended March 31,
	2017	2018	2019	2019
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Dividend to KMP	0	0	0	0

Total	0	0	0	0

Relatives of Key Management Personnel

	Year ended March 31,
	2017	2018	2019	2019
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Remuneration to relatives of KMP	79	71	151	2
Commission to relatives of KMP	4	4	3	0
Dividend to relatives of KMP	4	4	4	0

Total	87	79	158	2

Details of transactions with post retirement employee benefit trust/fund:

	Year ended March 31
	2017	2018	2019	2019
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
PF Trust
Balco Employees Provident Fund Trust	159	129	138	2
Hindustan Zinc Ltd Employees Contributory Provident Fund Trust	309	303	346	5
Sesa Resources Limited Employees Provident Fund Trust	3	5	3	0
Sesa Mining Corporation Limited Employees Provident Fund Trust	6	10	12	0
Sesa Group Employees Provident Fund Trust	59	47	47	1
HZL Employee group Gratuity Trust	253	161	120	2
Sesa Group Employees Gratuity Fund and Sesa Group Executives Gratuity Fund	12	12	2	0
Sesa Resources Limited Employees Gratuity Fund	6	0	1	0
Sesa Mining Corporation Limited Employees Gratuity Fund	8	0	0	0
HZL Superannuation Trust	19	24	27	0
Sesa Group Executives Superannuation scheme	15	16	17	0
Sesa Resources Limited and Sesa Mining Corporation Limited Employees Superannuation Fund	1	1	1	0

Total	850	708	714	10

a) Cairn PSC guarantee to Government

Vedanta Resources Limited (formerly Vedanta Resources Plc) as a parent company has provided financial and performance guarantee to Government of India for erstwhile Cairn India Group’s obligation under the Production Sharing Contract (‘PSC’). The guarantee provides for making available financial resources equivalent to Cairn India’s share for its obligation under PSC, personnel and technical services in accordance with industry practices and any other resources in case Cairn India is unable to fulfill its obligations under PSC.

b) Cairn Investment in Vedanta Resources Limited Bonds

Cairn India Holdings Limited had invested ₹ 3840 million and ₹ 2,110 million ($ 31 million) as at March 31, 2018 and March 31, 2019 in bonds issued by Vedanta Resources Limited (formerly Vedanta Resources Plc), which have maturities ranging from June 2021 to May 2023 at coupon ranging from 7.13% to 8.25% p.a. The carrying value of these bonds including interest accrued are ₹ 4,117 million and ₹ 2,227 million ($32 million) as at March 31, 2018 and March 31, 2019 respectively.

c) Loans to holding companies

During the year ended March 31, 2016, Lisheen Milling Limited entered into a loan agreement with Twin Star Holding Limited for ₹ 667 million ($ 10 million) at an interest rate of 2.1%. The loan is unsecured and the outstanding balance under the facility including interest accrued at March 31, 2018 and March 31, 2019 is ₹ 680 million and ₹ 740 million respectively. During FY 2019, the agreement is revised with an increase in facility amount of upto US $ 30 million and is now valid until March 2020.

d) Loans from holding companies

During the year, the Group received a fresh loan from Twinstar Holdings Limited for a facility amount of ₹ 1398 million ($ 20 million) at an interest rate of 2.25% p.a. repayable in February 2019. An amount of ₹ 699 million ($ 10 million) has been drawn under this facility during the year and an amount of ₹ 696 million ($ 10 million) has been repaid. Further, the maturity of this loan has been further extended to February 2020. As at March 31, 2018 and March 31, 2019, the amount outstanding under this facility was ₹ Nil and ₹ 3 million ($ 40,000) and accrued interest of ₹ Nil and ₹ 0 million ($ 5,033).

e) Loans to fellow subsidiaries

During the year ended March 31, 2019, the Group had renewed loan provided to Sterlite Iron and Steel Company Limited to finance project in earlier years. The loan balance as at March 31, 2018 was ₹45 million. The loan is unsecured in nature and carries an interest rate of 8.50% per annum. The loan was due in March 2019. The loan has been renewed for a further period of 12 months in March 2019 and is due in March 2020. The loan balance as at March 31, 2019 is ₹45 million.

f) Structured investments purchased from Volcan Investments Limited

In December 2018, as part of its cash management activities, Cairn India Holdings Limited (CIHL), a wholly owned subsidiary of the Company, entered into a tripartite agreement with Volcan and one of its subsidiaries. Under the agreement, CIHL purchased an economic interest in a structured investment for the equity shares of Anglo American Plc (AA Plc), a company listed on the London Stock Exchange, from Volcan for a total consideration of ₹ 38,124 million (GBP 428 million) ($ 551 million) (of which ₹ 18,159 million (GBP 200 million) ($ 263 million) has been paid up to March 31, 2019), determined based on an independent third-party valuation. The ownership of the underlying shares, and the associated voting interests, remained with Volcan and the investment would mature in two tranches in April 2020 and October 2020. As part of the agreement, CIHL also received a put option (embedded derivative) from the aforementioned subsidiary, the value of which was not material at initial recognition. Later during the year, certain terms of the aforesaid agreement were modified, and it was converted into a biparty agreement between CIHL and Volcan. The revision in the terms did not have any material effect on the fair value of the instrument on that date.

As per the revised agreement, if the share price of AA Plc remain above the Put exercise price, CIHL would be entitled to an amount determined based on the share price of AA Plc multiplied by 15 million and 11 million shares respectively on the aforementioned two maturity dates. Alternatively, CIHL also has an option to realise the instrument for ₹ 24,751 million (GBP 274 million) ($ 358 million) and ₹ 17,116 million (GBP 189 million) ($ 247 million) on the respective maturity dates.

Terms and conditions of transactions with related parties

For the year ended March 31, 2019, the Group has not recorded any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

There are no outstanding debts or loans due from directors or other officers (as defined under Section 2(59) of the Companies Act, 2013) of the Company.

36. Subsequent Events – There are no material adjusting or non-adjusting subsequent events except as below:

Acquisition of new hydrocarbon blocks under OALP II & III: In July 2019, the Company has been awarded 10 hydrocarbon blocks out of 32 blocks awarded under round II & III of open acreage licensing policy (OALP) by Government of India (GoI). The blocks awarded to the Company comprise of 7 onshore and 3 offshore blocks. The Company will enter into 10 revenue sharing contracts (“RSCs”) with the GoI to effect the transaction. The bid cost of Rs 16,947 million (US$ 245 million) represents the Company’s estimated cost of committed work program in the blocks during the initial exploration phase.

37. Other matters

i. Call option — HZL

Pursuant to the Government of India’s policy of disinvestment, the Company in April 2002 acquired 26% equity interest in Hindustan Zinc Limited (HZL) from the Government of India. Under the terms of the Shareholder’s Agreement (‘SHA’), the Company had two call options to purchase all of the Government of India’s shares in HZL at fair market value. The Company exercised the first call option on August 29, 2003 and acquired an additional 18.9% of HZL’s issued share capital. The Company also acquired an additional 20% of the equity capital in HZL through an open offer, increasing its shareholding to 64.9%. The second call option provides the Company the right to acquire the Government of India’s remaining 29.5% share in HZL. This call option was subject to the right of the Government of India to sell 3.5% of HZL shares to HZL employees. The Company exercised the second call option on July 21, 2009. The Government of India disputed the validity of the call option and refused to act upon the second call option. Consequently, the Company invoked arbitration which is in the early stages. The next date of hearing is to be notified. The Government of India without prejudice to the position on the Put / Call option issue has received approval from the Cabinet for divestment and the Government is looking to divest through the auction route. Meanwhile, the Supreme Court has, in January 2016, directed status quo pertaining to disinvestment of Government of India’s residual shareholding in a public interest petition filed which is currently pending and sub-judice.

ii. Call option — BALCO

Pursuant to the Government of India’s policy of divestment, the Company in March 2001 acquired 51% equity interest in BALCO from the Government of India. Under the terms of the SHA, the Company had a call option to purchase the Government of India’s remaining ownership interest in BALCO at any point from March 2, 2004. The Company exercised this option on March 19, 2004. However, the Government of India contested the valuation and validity of the option and contended that the clauses of the SHA violate the erstwhile Companies Act, 1956 by restricting the rights of the Government of India to transfer its shares and that as a result such provisions of the SHA were null and void. In the arbitration filed by the Company, the arbitral tribunal by a majority award rejected the claims of the Company on the ground that the clauses relating to the call option, the right of first refusal, the “tag along” rights and the restriction on the transfer of shares violate the erstwhile Companies Act, 1956 and are not enforceable.

The Company has challenged the validity of the majority award before the Hon’ble High Court at Delhi and sought for setting aside the arbitration award to the extent that it holds these clauses ineffective and inoperative. The Government of India also filed an application before the High Court to partially set aside the arbitral award in respect of certain matters involving valuation. The matter is currently scheduled for hearing by the Delhi High Court on August 02, 2019. Meanwhile, the Government of India without prejudice to its position on the Put / Call option issue has received approval from the Cabinet for divestment and the Government is looking to divest through the auction route.

On January 9, 2012, the Company offered to acquire the Government of India’s interests in HZL and BALCO for ₹ 154,920 million ($ 2,240 million) and ₹ 17,820 million ($ 258 million) respectively. This offer was separate from the contested exercise of the call options, and Company proposed to withdraw the ongoing litigations in relation to the contested exercise of the options should the offer be accepted. To date, the offer has not been accepted by the Government of India and therefore, there is no certainty that the acquisition will proceed.

In view of the lack of resolution on the options, the non-response to the exercise and valuation request from the Government of India, the resultant uncertainty surrounding the potential transaction and the valuation of the consideration payable, the Company considers the strike price of the options to be at the fair value, which is effectively nil, and hence the call options have not been recognised in the financial statements.

(b) During the year ended March 31, 2018 and March 31, 2019, the Group has recognised the reversal of provisions of ₹ 2,913 million and ₹ Nil ($ Nil) respectively relating to contribution to the District Mineral Foundation. Effective January 12, 2015, The Mines and Minerals Development and Regulation Act, 1957 prescribed the establishment of the District Mineral Foundation (DMF) in any district affected by mining related operations. The provisions required contribution of an amount equivalent to a percentage of royalty not exceeding one-third thereof, as may be prescribed by the Central Government of India. The rates were prescribed on September 17, 2015 for minerals other than coal, lignite and sand and on October 20, 2015 for coal, lignite and sand as amended on August 31, 2016. The Supreme Court order dated October 13, 2017 has determined the prospective applicability of the contributions from the date of the notification fixing such rate of contribution and hence DMF would be effective:

i) For minerals other than coal, lignite and sand from the date when the rates were prescribed by the Central Government; and;

ii) For coal, lignite and sand, DMF would be effective from the date when the rates were prescribed by the Central Government of India or from the date on which the DMF was established by the State Government by a notification, whichever is later.

Pursuant to the aforesaid order, the Group had recognised a reversal of DMF provision for the period for which DMF levy is no longer leviable.

(c) The Scheme of Amalgamation and Arrangement amongst Sterlite Energy Limited (‘SEL’), Sterlite Industries (India) Limited (‘Sterlite’), Vedanta Aluminium Limited (‘VAL’), Ekaterina Limited (‘Ekaterina’), Madras Aluminium Company Limited (‘Malco’) and the Company (the “Scheme”) had been sanctioned by the Honourable High Court of Madras and the Honourable High Court of Judicature of Bombay at Goa and was given effect to in the year ended March 31, 2014.

Subsequently the above orders of the honourable High Court of Bombay and Madras have been challenged by Commissioner of Income Tax, Goa and Ministry of Corporate Affairs through a Special Leave Petition before the honourable Supreme Court and also by a creditor and a shareholder of the Company. The said petitions are currently pending for hearing.

(d) Electrosteel Steels Limited had filed application for renewal of Consent to Operate (‘CTO’) on August 24, 2017 for the period of five years which was denied by Jharkhand State Pollution Control Board (‘JSPCB’) on August 23, 2018. Hon’ble High Court of Jharkhand has extended a stay on the order of denial of CTO by JSPCB and continued their interim order to allow the operations till next hearing. Hon’ble High Court has also extended stay against order of Ministry of Environment, Forests and Climate Change (MOEF) dated September 20, 2018 in respect of environment clearance. Presently the stay has been extended till July 25, 2019.

(e) Pursuant to Management Committee recommendation and minutes of Empowered Committee of Secretaries (ECS) filed by GoI, Vedanta Limited had considered cost recovery of ₹ 16,176 million ($ 251 million) in FY 2017-18, being the cost incurred over the initially approved FDP of Pipeline Project. Vedanta Limited’s claim for the resultant profit petroleum of ₹ 2976 million ($ 43 million) (Refer Note 17), which had been previously paid, has been disputed by the GoI. The Group believes that it has a good case on merits to recover the amount and has therefore treated it as a non-current recoverable amount.

(f) Acquisition of new hydrocarbon blocks OALP I: In August 2018, Vedanta Limited was awarded 41 hydrocarbon blocks out of 55 blocks auctioned under the open acreage licensing policy (OALP) by Government of India (GOI). The blocks awarded to Vedanta Limited comprise of 33 onshore and 8 offshore blocks. Vedanta Limited will share a specified proportion of the net revenue from each block with GOI and has entered into 41 separate revenue sharing contracts (RSC) on October 1, 2018.

The bid cost of ₹ 38,110 million ($ 551 million) represents Vedanta Limited’s total committed capital expenditure on the blocks for the committed work programs during the exploration phase. Vedanta Limited has provided bank guarantees for minimum work programme commitments amounting to ₹ 21,370 ($ 309 million) for the 41 exploration blocks. These have been disclosed in Note 33.

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

In accordance with Codification Topic 932 - Extractive Activities - Oil and gas, this section provides supplemental information on oil and gas exploration and producing activities of the Company for the years ended March 31, 2019, 2018 and 2017. The information included in items (i) through (iii) provides historical cost information pertaining to costs incurred in exploration, property acquisition and development, capitalized costs and results of operations. The information included in items (iv) and (v) present information on our estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to proved reserves, and changes in estimated discounted future net cash flows. Activities not directly associated with oil and gas producing activities are excluded from all aspects of this supplemental information.

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

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(i)	Capitalized costs relating to oil and gas producing activities

The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and asset retirement obligation assets:

	India	Sri Lanka	South Africa
	(₹ in millions)	(₹ in millions)	(₹ in millions)
March 31, 2019
Unproved oil and gas properties	26,311	54,514	2,522
Proved oil and gas properties	1,386,994	—	—
Support equipment	5,231	—	—

Gross Capitalized costs	1,418,536	54,514	2,522
Accumulated depreciation, depletion, and amortization, and valuation allowances (including impairment loss)	(1,183,462)	(54,514)	(2,522)

Net Capitalized costs	235,073	—	—

March 31, 2018
Unproved oil and gas properties	17,121	51,261	2,372
Proved oil and gas properties	1,276,878	—	—
Support equipment	4,865	—	—

Gross Capitalized costs	1,298,864	51,261	2,372
Accumulated depreciation, depletion, and amortization, and valuation allowances (including impairment loss)	(1,075,592)	(51,261)	(2,372)

Net Capitalized costs	223,272	—	—

March 31, 2017
Unproved oil and gas properties	16,388	51,100	2,351
Proved oil and gas properties	1,264,044	—	—
Support equipment	4,656	—	—

Gross Capitalized costs	1,285,088	51,100	2,351
Accumulated depreciation, depletion, and amortization, and valuation allowances (including impairment loss)	(1,136,079)	(51,100)	(2,351)

Net Capitalized costs	149,009	—	—

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(ii)	Costs incurred in oil and gas property acquisition, exploration and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized:

	India	Sri Lanka	South Africa
	(₹ in millions)	(₹ in millions)	(₹ in millions)
March 31, 2019
Acquisition of properties
Proved	—	—	—
Unproved	—	—	—
Exploration costs	(37,060)	5	9
Development costs	75,158	—	—

Total	38,099	5	9

March 31, 2018
Acquisition of properties
Proved	—	—	—
Unproved	—	—	—
Exploration costs	(1,506)	9	10
Development costs	10,923	—	—

Total	9,417	9	10

March 31, 2017
Acquisition of properties
Proved	—	—	—
Unproved	—	—	—
Exploration costs	(84)	70	45
Development costs	10,104	—	—

Total	10,020	70	45

* Figures in brackets ( ) represents reversal/ transfers between exploration and development costs.

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(iii)	Results of operations for oil and gas producing activities

The Company’s results of operations from oil and gas producing activities for the years ended March 31, 2019, 2018 and 2017 are shown in the following table.

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

	India	Sri Lanka	South Africa
	(₹ in millions)	(₹ in millions)	(₹ in millions)
March 31, 2019
Revenues
Sales	132,228	—	—
Transfers	—	—	—
Operating Income	283	—	—

Total	132,511	—	—

Production costs	(53,991)	—	—
Exploration (expenses)/ reversal	(483)	(5)	(9)
Depreciation, depletion and amortization and valuation provisions (including impairment loss/reversal)	(39,942)	—	—

Results before income tax expenses	38,095	(5)	(9)
Income tax expenses	(13,787)	—	—

Results of operations from producing activities (excluding corporate overhead and interest costs)	24,307	(5)	(9)

March 31, 2018
Revenues
Sales	95,359	—	—
Transfers	—	—	—
Operating Income	—	—	—

Total	95,359	—	—

Production costs	(40,583)	—	—
Exploration expenses	8	(9)	(0)
Depreciation, depletion and amortization and valuation provisions (including impairment loss)	63,584	—	—

Results before income tax expenses	118,368	(9)	(0)
Income tax expenses	(46,398)	—	—

Results of operations from producing activities (excluding corporate overhead and interest costs)	71,970	(9)	(0)

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(iii)	Results of operations for oil and gas producing activities (continued)

	India	Sri Lanka	South Africa
	(₹ in millions)	(₹ in millions)	(₹ in millions)
March 31, 2017
Revenues
Sales	82,041	—	—
Transfers	—	—	—
Operating Income	70	—	—

Total	82,111	—	—

Production costs	(38,613)	—	—
Exploration expenses	(292)	(70)	(45)
Depreciation, depletion and amortization and valuation provisions(including impairment loss)	(26,687)	—	—

Results before income tax expenses	16,519	(70)	(45)
Income tax expenses	(5,028)	—	—

Results of operations from producing activities (excluding corporate overhead and interest costs)	11,491	(70)	(45)

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(iv)	Reserve quantities information

The following tables represent estimates for oil and gas reserves by geographic area as of March 31, 2019, 2018 and 2017. Quantities mentioned below represent proved developed and proved undeveloped reserves together with changes in quantities for the fiscal years 2019, 2018, and 2017.

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

A summary of the annual changes in the proved reserves of oil is as follows (in mmbbls):

Proved developed and undeveloped reserves	India	Sri Lanka	South Africa	Total
Reserves at March 31, 2016	78.10	—	—	78.10

Revisions of previous estimates	7.53	—	—	7.53
Extensions and discoveries	—	—	—	—
Improved Recovery	—	—	—	—
Sales of reserves	—	—	—	—
Purchases of reserves	—	—	—	—
Production for the year	(28.07)	—	—	(28.07)

Reserves at March 31, 2017	57.56	—	—	57.56

Revisions of previous estimates	15.11	—	—	15.11
Extensions and discoveries	0.23	—	—	0.23
Improved Recovery	2.96	—	—	2.96
Sales of reserves	—	—	—	—
Purchases of reserves	—	—	—	—
Production for the year	(28.50)	—	—	(28.50)

Reserves at March 31, 2018	47.36	—	—	47.36

Revisions of previous estimates	99.82	—	—	99.82
Extensions and discoveries	2.31	—	—	2.31
Improved Recovery	4.87	—	—	4.87
Sales of reserves	—	—	—	—
Purchases of reserves	—	—	—	—
Production for the year	(27.53)	—	—	(27.53)

Reserves at March 31, 2019	126.83	—	—	126.83

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(iv)	Reserve Quantities Information (continued)

A summary of the annual changes in the proved reserves of natural gas is as follows (in bcf):

Proved developed and undeveloped reserves	India	Sri Lanka	South Africa	Total
Reserves at March 31, 2016	5.51	—	—	5.51

Revisions of previous estimates	3.16	—	—	3.16
Extensions and discoveries	—	—	—	—
Improved Recovery	—	—	—	—
Sales of reserves	—	—	—	—
Purchases of reserves	—	—	—	—
Production for the year	(2.96)	—	—	(2.96)

Reserves at March 31, 2017	5.71	—	—	5.71

Revisions of previous estimates	10.95	—	—	10.95
Extensions and discoveries	—	—	—	—
Improved Recovery	—	—	—	—
Sales of reserves	—	—	—	—
Purchases of reserves	—	—	—	—
Production for the year	(5.50)	—	—	(5.50)

Reserves at March 31, 2018	11.16	—	—	11.16

Revisions of previous estimates	89.22	—	—	89.22
Extensions and discoveries	2.75	—	—	2.75
Improved Recovery	0.05	—	—	0.05
Sales of reserves	—	—	—	—
Purchases of reserves	—	—	—	—
Production for the year	(7.81)	—	—	(7.81)

Reserves at March 31, 2019	95.37	—	—	95.37

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

Year ending March 31, 2018

Total proved oil and gas reserves for the year ending March 31, 2017 were 58.51 mmboe. For the year ending March 31, 2018, total revisions of 16.94 mmboe were comprised of an increase of 18.62 mmboe based on technical revisions due to improved production performance and the approval of proved undeveloped projects, and a decrease of 1.68 mmboe due to revisions based on commodity prices. By PSC area, these total revisions were 2.70 mmboe for CB/OS-2, 14.01 mmboe for Rajasthan, and 0.23 mmboe for Ravva. In 2018, improved recovery of 2.96 mmboe were added associated with the approved polymer injection project in the Aishwariya field. Extensions and discoveries of 0.23 mmboe were included for the Guda and Kaameshwari West-2 fields which were approved for development. After adjusting for the interim production of 29.42 mmboe, the total proved reserves at March 31, 2018, were 49.22 mmboe.

Year ending March 31, 2019

Total proved reserves as of March 31, 2018, were 49.22 mmboe. For the year ending March 31, 2019, total revisions of 114.68 mmboe were comprised of an increase of 127.59 mmboe based on technical revisions due to improved production performance, the approval of proved undeveloped projects, and 10-year extensions of the RJ-ON-90/1 and PKGM-1 PSCs, and a decrease of 12.91 mmboe due to revisions based on commodity prices. These total revisions were comprised of an increase of 0.67 mmboe for the Cambay block (CB/OS-2), 112.76 mmboe for the Rajasthan block (RJ-ON-90/1), and 1.25 mmboe for the Ravva block (PKGM-1). In fiscal year 2019, improved recovery of 4.88 mmboe were added from the approved polymer injection project in the Bhagyam field and expansion of water injection in the Ravva field. These improved recoveries were comprised of an increase of 4.54 mmboe for the Rajasthan block and 0.34 mmboe for the Ravva block. Extensions and discoveries of 2.77 mmboe were on account of inclusion of the Nagayalanka, GS-V, Kaameshwari-1, Shakti, and Tukaram fields which were approved for development, and extension through drilling in the Lakshmi and Ravva fields. These extensions and discoveries were comprised of an increase of 0.32 mmboe for the Cambay block, 1.55 mmboe for the Nagayalanka block (KG-ONN-2003/1), 0.86 mmboe for the Rajasthan block, and 0.04 mmboe for the Ravva block. After adjusting for the production of 28.83 mmboe, the total proved reserves as at March 31, 2019, were 142.72 mmboe.

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(iv)	Reserve quantities information (Continued)

	2019		2018		2017
	Natural gas	Crude Oil	Natural gas	Crude Oil	Natural gas	Crude Oil
	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)
Net proved developed reserves:
India	56.45	101.40	9.87	38.59	4.76	57.08
Sri Lanka	—	—	—	—	—	—
South Africa	—	—	—	—	—	—

Total net proved developed reserves	56.45	101.40	9.87	38.59	4.76	57.08

Net proved undeveloped reserves:
India	38.92	25.43	1.29	8.77	0.95	0.48
Sri Lanka	—	—	—	—	—	—
South Africa	—	—	—	—	—	—

Total net proved undeveloped reserves	38.92	25.43	1.29	8.77	0.95	0.48

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

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(v)	Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (continued)

	India (₹ in millions)	Sri Lanka (₹ in millions)	South Africa (₹ in millions)	Total (₹ in millions)
At March 31 2019
Future cash inflows	629,770	—	—	629,770
Future production costs	(349,686)	—	—	(349,686)
Future development costs	(55,167)	—	—	(55,167)
Future income tax expenses	(67,890)	—	—	(67,890)

Undiscounted future net cash flows	157,025	—	—	157,025
10 percent midyear annual discount for timing of estimated cash flows	(42,981)	—	—	(42,981)

Standardized measure of discounted future net cash flows	114,044	—	—	114,044

At March 31 2018
Future cash inflows	161,541	—	—	161,541
Future production costs	(83,517)	—	—	(83,517)
Future development costs	(22,648)	—	—	(22,648)
Future income tax expenses	(3,528)	—	—	(3,528)

Undiscounted future net cash flows	51,848	—	—	51,848
10 percent midyear annual discount for timing of estimated cash flows	(5,533)	—	—	(5,533)

Standardized measure of discounted future net cash flows	46,315	—	—	46,315

At March 31 2017
Future cash inflows	165,148	—	—	165,148
Future production costs	(93,326)	—	—	(93,326)
Future development costs	(16,485)	—	—	(16,485)
Future income tax expenses	(1,375)	—	—	(1,375)

Undiscounted future net cash flows	53,962	—	—	53,962
10 percent midyear annual discount for timing of estimated cash flows	(6,469)	—	—	(6,469)

Standardized measure of discounted future net cash flows	47,493	—	—	47,493

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(v)	Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (Continued)

	India (₹ in millions)	Sri Lanka (₹ in millions)	South Africa (₹ in millions)	Total (₹ in millions)
Balance at April 1, 2018	46,315	—	—	46,315

Sales and transfers of oil and gas, net of production cost	(77,131)	—	—	(77,131)
Development cost incurred	58,242	—	—	58,242
Net change due to purchases and sales of minerals in place	—	—	—	—
Net change due to extensions, discoveries and improved recovery less related costs	12,071	—	—	12,071
Net change due to revisions in quantity estimates	158,825	—	—	158,825
Net change in prices, transfer prices and in production cost	42,652	—	—	42,652
Changes in estimated future development costs	(85,499)	—	—	(85,499)
Accretion of discount	4,985	—	—	4,985
Net change in income taxes	(46,416)	—	—	(46,416)
Timing	—	—	—	—

Balance at March 31, 2019	114,044	—	—	114,044

	India (₹ in millions)	Sri Lanka (₹ in millions)	South Africa (₹ in millions)	Total (₹ in millions)

Balance at April 1, 2017	47,493	—	—	47,493

Sales and transfers of oil and gas, net of production cost	(55,317)	—	—	(55,317)
Development cost incurred	8,388	—	—	8,388
Net change due to purchases and sales of minerals in place	—	—	—	—
Net change due to extensions, discoveries and improved recovery less related costs	4,075	—	—	4,075
Net change due to revisions in quantity estimates	25,035	—	—	25,035
Net change in prices, transfer prices and in production cost	15,257	—	—	15,257
Changes in estimated future development costs	(1,785)	—	—	(1,785)
Accretion of discount	4,887	—	—	4,887
Net change in income taxes	(1,718)	—	—	(1,718)
Timing	—	—	—	—

Balance at March 31, 2018	46,315	—	—	46,315

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(v)	Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (Continued)

	India (₹ in millions)	Sri Lanka (₹ in millions)	South Africa (₹ in millions)	Total (₹ in millions)

Balance at April 1, 2016	54,450	—	—	54,450

Sales and transfers of oil and gas, net of production cost	(41,355)	—	—	(41,355)
Development cost incurred	10,341	—	—	10,341
Net change due to purchases and sales of minerals in place	—	—	—	—
Net change due to extensions, discoveries and improved recovery less related costs	—	—	—	—
Net change due to revisions in quantity estimates	9,377	—	—	9,377
Net change in prices, transfer prices and in production costs	7,644	—	—	7,644
Changes in estimated future development costs	2,059	—	—	2,059
Accretion of discount	5,517	—	—	5,517
Net change in income taxes	(540)	—	—	(540)
Timing	—	—	—	—

Balance at March 31, 2017	47,493	—	—	47,493