Form 20-F
period 2020-03-31
Vedanta Ltd
filed 2020-09-15
CIK 1370431

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended March 31, 2020

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

Prerna Halwasiya

Compliance Officer

ASF Centre, 1st Floor, Tower B, 362-363, Jwala Mill Road, Udyog Vihar, Phase IV,

Gurugram - 122016, Haryana, India

(91) 95-9966-7760

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

As of March 31, 2020, 3,717,504,871 equity shares, par value ₹ 1 per equity share, were issued and outstanding, of which 261,780,208 equity shares were held in the form of 65,445,052 American Depositary Shares or ADSs.

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

On February 25, 2012, Vedanta Resources Limited (“Vedanta”), the parent company of Sterlite Industries (India) Limited (“Sterlite” or “SIIL”), Sesa Goa Limited (“Sesa Goa”), Vedanta Aluminium Limited (“Vedanta Aluminium”), Sterlite Energy Limited (“Sterlite Energy”), Cairn India Limited (“Vedanta Limited - oil and gas business”) and The Madras Aluminium Company Limited (“MALCO”) announced an all-share merger of majority owned subsidiaries, Sesa Goa and SIIL, to create Sesa Sterlite Limited (“Sesa Sterlite” or “SSL”) and a consolidation of various subsidiaries held by Vedanta to effect the consolidation and simplification of Vedanta’s corporate structure through two series of transactions (together the “Re-organization Transactions” consisting of the “Amalgamation and Re-organization Scheme” and the “Cairn India Consolidation”). The Re-organization transactions were completed during fiscal year 2014 and the name of the merged entity was changed to Sesa Sterlite Limited with effect from September 18, 2013. The name of Sesa Sterlite Limited was changed to Vedanta Limited, with effect from April 21, 2015. Cairn India Limited (now Vedanta Limited’s - oil and gas business) merged into Vedanta Limited by way of a scheme of arrangement and the Board of Directors of both the companies made the merger operative on April 11, 2017 (the “Cairn India Merger”). All references to Vedanta Limited - oil and gas business and its subsidiaries are referred to as “Cairn”. See “Item 4: Information on the Company - A. History and Development of our Company”.

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

Unless otherwise indicated, our accompanying financial information has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), for fiscal years ended March 31 2018, 2019 and 2020. References to a particular “fiscal year or “FY” are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30 and December 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.

Our consolidated financial statements are reported in Indian Rupees or “₹”. Unless otherwise specified, translation of amounts for the convenience of the reader has been made in this Annual Report (i) from Indian Rupees to US dollars at the rate of ₹ 75.39 per $ 1 based on the exchange rate quoted by the Federal Reserve Bank of New York as of March 31, 2020; (ii) from Australian dollars to US dollars at the rate of AUD 0.61 per $ 1 based on the exchange rate quoted by the Federal Reserve Bank of New York as of March 31, 2020; (iii) from South African Rand to US dollars at the rate of ZAR 17.77 per $ 1 based on the exchange rate quoted by the Federal Reserve Bank of New York as of March 31, 2020; (iv) from British Pound to US dollars at the rate of GBP 1.2454 per $ 1 based on the exchange rate quoted by the Federal Reserve Bank of New York as of March 31, 2020 and (v) from Namibian dollars to US dollars at the rate of NAD 17.88 per $ 1 based on the exchange rate quoted at www.oanda.com as of March 31, 2020. As of August 14, 2020, the exchange rate between US dollars and Indian Rupees was $ 1 = ₹ 74.87 as quoted by the Federal Reserve Bank of New York. All financial information presented in US dollars has been rounded to nearest decimal. Any amount less than US dollar 0.5 million has been presented as “0”.

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

We conduct our businesses both directly and through a consolidated group of companies that we have ownership interests in. See “Item 4. Information on the Company” for more information on these companies and their relationships to us. Unless otherwise stated in this Annual Report or unless the context otherwise requires, references in this Annual Report to “we”, “us”, “our”, “Vedanta Limited”, “Sesa Sterlite Limited (SSL)”, “Sesa Sterlite”, “SSL”, “our Company”, “the Company” or “our consolidated group of companies” mean Vedanta Limited, its consolidated subsidiaries and its predecessors, collectively, including Cairn India Limited (now Vedanta Limited - oil and gas business) and its subsidiaries (“Cairn”), Monte Cello BV (“Monte Cello”), Copper Mines of Tasmania Proprietary Limited (“CMT”), Thalanga Copper Mines Proprietary Limited, Bharat Aluminium Company Limited (“BALCO”), Hindustan Zinc Limited (“HZL”), Fujairah Gold FZC, Sterlite (USA), Inc., (“Sterlite USA”), Talwandi Sabo Power Limited (“TSPL”), THL Zinc Ventures Limited, THL Zinc Limited, THL Zinc Holding B.V., THL Zinc Namibia Holdings (Proprietary) Limited (“Skorpion”), Skorpion Zinc (Proprietary) Limited, Skorpion Mining Company (Proprietary) Limited, Namzinc (Proprietary) Limited, Amica Guesthouse (Proprietary) Limited, Rosh Pinah Health Care (Proprietary) Limited, Black Mountain Mining (Proprietary) Limited (“BMM”), Vedanta Lisheen Holdings Limited (“Lisheen”), Vedanta Lisheen Mining Limited, Killoran Lisheen Mining Limited, Killoran Lisheen Finance Limited, Lisheen Milling Limited, Vedanta Exploration Ireland Limited, Lisheen Mine Partnership, Sterlite Ports Limited, Vizag General Cargo Berth Private Limited, Paradip Multi Cargo Berth Private Limited, Lakomasko B.V., MALCO Energy Limited (“MALCO Energy”) (formerly known as Vedanta Aluminium), Sesa Resources Limited, Sesa Mining Corporation Limited, Bloom Fountain Limited (“BFL”), Goa Sea Port Private Limited, Twin Star Energy Holdings Limited (“TEHL”), Twin Star Mauritius Holdings Limited (“TMHL”), Sesa Sterlite Mauritius Holdings Limited (“SSMHL”) Western Cluster Limited (“WCL”), Maritime Ventures Private Limited, Sesa Sterlite Mauritius Holdings Limited, Vedanta Star Limited (“VSL”), Electrosteel Steels Limited (“ESL”) and Avanstrate Inc.(“ASI”), Avanstrate Korea, Avanstrate Taiwan .

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our company and our industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. These forward-looking statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that, although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. Factors which could cause these assumptions to be incorrect include, but are not limited to:

•	changes resulting directly or indirectly due COVID 19 Pandemic;

•	regulatory, legislative and judicial developments and future regulatory actions and conditions in our operating areas;

•	dependence on obtaining and maintaining mining leases for our mining sites and approvals from regulatory authorities for increasing oil and gas production;

•	compliance with extensive environmental and health and safety regulations;

•	the future capital requirements of our business and the availability of financing on favorable terms;

•	construction of pipeline and terminal may take longer than planned, may not work as intended and the cost of construction may be greater than forecast;

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

•	fluctuations in currency exchange rates;

•	failure of digital infrastructure and cyber security attacks due to negligence or IT security failures;

•	our ability to discover new reserves, enhance existing reserves or develop new operations in sufficient quantities to maintain or grow the current level of our reserves;

•	any actions of our controlling shareholder, Vedanta and

•	transitioning of zinc and lead mining operations from open pit to underground mining.

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

A. Selected Consolidated Financial Data

The selected consolidated financial data presented below as of March 31, 2019 and 2020 and for the years ended March 31, 2018, 2019 and 2020 has been derived from our consolidated financial statements included herein, which have been prepared in conformity with IFRS as issued by the IASB. The consolidated financial statements as of March 31, 2019 and 2020 and for the years ended March 31, 2018, 2019 and 2020 have been audited by S.R. Batliboi & Co. LLP, India, our independent registered public accounting firm, and included elsewhere in this Annual Report.

The selected consolidated financial data presented below as of March 31, 2016, 2017 and 2018, and for the years ended March 31, 2016 and 2017 has been derived from our consolidated financial statements, which also have been prepared in conformity with IFRS as issued by the IASB, and which have not been included in this Annual Report.

Our historical results do not necessarily indicate our expected results for any future period. The translations of Indian Rupee amounts to US dollars presented in the tables below, are solely for the convenience of the reader and are based on the noon buying rate of ₹ 75.39 per $ 1 in the City of New York for cable transfers of Indian Rupees, respectively, as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2020. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such rates or at any other rates.

You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements included elsewhere in this Annual Report.

	For the Year Ended March 31,
	2016	2017	2018	2019	2020	2020
	(₹ in millions except shares and per share data)					($ in millions except shares and per share data)
INCOME STATEMENT DATA
Revenue from sales	639,493	714,644	909,549	909,012	835,446	11,082
Profit/ (Loss) for the year	(181,348)	98,545	47,284	76,229	(42,100)	(558)
Earnings per share
Basic	(42.21)	18.57	3.80	13.43	(16.54)	(0.22)
Diluted	(42.21)	18.56	3.79	13.38	(16.54)	(0.22)
CASH FLOW DATA
Cash flow from operating Activities	107,352	212,105	348,407	208,420	182,393	2,420
Cash flow from Investing Activities	(42,613)	(79,910)	(52,153)	(133,147)	(116,866)	(1,551)
Cash flow from Financing Activities	(52,714)	(49,123)	(357,144)	(45,643)	(87,356)	(1,159)
BALANCE SHEET DATA
Total assets	1,869,255	1,918,861	1,764,429	1,930,910	1,755,405	23,285
Short-term borrowings	182,328	413,126	313,700	315,053	212,231	2,815
Long-term borrowings	493,784	332,654	267,888	347,209	367,244	4,871
Non-controlling interests	365,098	137,250	157,377	150,608	169,374	2,247
Equity attributable to equity holders of the parent	411,160	576,538	596,800	581,388	512,521	6,798
DIVIDENDS
Dividend per share ($)	3.5	19.45	21.2	18.85	3.9	0.05
Weighted average number of equity shares used in computing earnings per share
Basic	2,965,004,871	2,964,333,584	3,709,778,760	3,705,502,141	3,702,554,614	3,702,554,614
Diluted	2,965,004,871	2,965,560,871	3,717,466,311	3,721,449,633	3,702,554,614	3,702,554,614

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

1. Risks related to global health pandemic from COVID 19

The outbreak, or threatened outbreak, of any severe communicable disease, such as the ongoing COVID-19 pandemic, may adversely impact Vedanta Limited’s business, financial condition and results of operations.

The outbreak, or continued or threatened outbreak, of any severe communicable disease, such as Severe Acute Respiratory Syndrome (“SARS”), Middle East Respiratory Syndrome-Corona virus, avian influenza (commonly known as bird flu), H1N1, COVID-19 or any another similar disease could materially and adversely affect overall business sentiment and environment, particularly if such outbreak is inadequately controlled.

More recently, the outbreak or continued outbreak of COVID-19, which has been declared a global pandemic by organisations such as the World Health Organisation in the first quarter of 2020, has severely affected and continues to seriously affect the global economy. Several nations and territories, including areas where Vedanta Limited operates, have imposed strict quarantine measures, social distancing rules, closure of work sites, restaurants, bars and non-essential services, and even complete lock-downs of certain populations or areas. These measures have inadvertently resulted in a period of business disruption, including prolonged disruptions to manufacturing and global supply chains as well as restrictions on business activity and the movement of people comprising a significant portion of the world’s population, and a decrease in economic activity in several countries. Although many governments have introduced stimulus packages to mitigate the effect of the outbreak of the COVID-19 pandemic on their respective economies, there is no assurance that such packages are sufficient or that such measures will successfully improve business sentiments in the affected economies in the short term. As a result, the COVID-19 pandemic has led to uncertainty in the global economy and significant volatility in global financial markets, which may have a negative impact on global economic conditions and lead to significant declines in the demand for and prices of the commodities Vedanta Limited produces and sells. In particular, a number of governments and organizations have revised gross domestic product (“GDP”) growth forecasts for 2020 downward in response to the economic slowdown caused by the spread of the COVID-19 pandemic, and it is possible that the COVID-19 pandemic will cause a prolonged global economic crisis or recession.

The COVID-19 pandemic has directly impacted Vedanta Limited’s business operations, requiring the Company to adopt precautionary measures such as telecommuting, limiting face-to-face meetings and restricting domestic and overseas business travel. While we have not experienced any major disruption to its supply chain in light of the COVID-19 pandemic and the relevant lockdown periods as applicable, there can be no assurance that the COVID-19 pandemic may not in the future affect the Company’s ability to continue doing business with our suppliers, third-party contractors and other parties that Vedanta Limited conducts business with or that operate within the Company’s supply chains for our various businesses. The COVID-19 pandemic may also result in a decrease in demand for Vedanta Limited’s products. During the lockdown in India, owing to the constraints in the Indian domestic market, the Company has experienced a decline in domestic demand for its products requiring it to access the export market in order to maintain its sales. While domestic demand for the Company’s products have improved following the lifting of the lockdown restrictions, there can be no assurance that there will not be future lockdown restrictions imposed if the COVID-19 pandemic worsens which in turn could have an adverse impact on the demand for Vedanta Limited’s products.

The COVID-19 pandemic has also severely impacted the global commodity market with weaker prices seen across oil and bulk metals in particular which has impacted the prices of the commodities the Company produces and sells. A decline in prices for the products which the Company sells may significantly and adversely impact the value of its inventories and its profitability. For example, average LME prices of zinc and aluminium and Brent price decreased by 19%, 9% and 50% respectively between January and March however the same has been recovered subsequently in the month of June and July. In addition, while Vedanta Limited strives to fulfil its obligations with respect to all its existing contractual agreements and does not foresee any material impact arising from the non-fulfilment of such contractual obligations by other counterparties, there can be no assurance that the COVID-19 pandemic will not affect Vedanta Limited’s or the counterparties’ ability to meet their respective obligations whether due to restrictions placed on business activities and movements in the places which Vedanta Limited operates in or for other reasons stemming from the COVID-19 pandemic.

Although the COVID-19 pandemic has not generally lead to any major disruptions to operations at Vedanta Limited’s mines or production facilities where Vedanta Limited’s operations were deemed as “essential” or “continuous” in nature, Vedanta Limited was still subject to temporary disruptions leading to production being down to 80% of the capacity during the relevant lockdown periods as applicable to the respective mines and production facilities, which production has since increased to approximately 90% of the capacity following the lifting of the relevant lockdowns. There is no assurance that Vedanta Limited will not be required in the future to suspend or shut down operations at some or all of its mines or facilities as a result of the COVID-19 pandemic. In such event, Vedanta Limited’s business, financial condition and results of operations may be materially and adversely affected.

The COVID-19 pandemic situation remains volatile, rendering the future impact on Vedanta Limited’s operations difficult to assess. There can be no assurance that the COVID-19 pandemic will not continue to have an adverse impact on Vedanta Limited’s capital and financial resources, profitability or liquidity position in Fiscal Year 2021. While Vedanta Limited continues to pay close attention to the development of the COVID-19 pandemic and adopt relevant measures to assess the impact of the COVID-19 pandemic on its business operations and financial situation, there can be no assurance that Vedanta Limited will be able to make such timely and/or accurate assessments thereof. The extent to which the COVID-19 pandemic will impact Vedanta Limited’s operations and revenues will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the scope, severity and duration of the pandemic, new information concerning the severity of the COVID-19 pandemic, the actions taken to contain the COVID-19 pandemic or mitigate its impact, and the direct and indirect economic effects of the illness and containment measures, among others. Any intensification of the COVID-19 pandemic or any other severe communicable disease in the jurisdictions where Vedanta Limited operates may adversely affect its business, financial condition and results of operations.

COVID-19 may reduce the supply of labour owing to the ongoing lockdown and social distancing norms. For instance, our facilities in Aluminium business have switched to limited manning in line with the government guidelines and social distancing norms which are being eased gradually. We look to dynamically adapt our product mix to cater to exact customer preferences, based on our spare metal casting capacities across various shapes. The management is watchful of changing global and local scenarios and is actively charting its new course with health and safety as its first priority followed by its business objectives.

2. Risks Relating to Our Business

i) Our operations are subject to governmental, health and safety and environmental regulations, which require us to obtain and comply with the terms of various approvals, licenses and permits. Any failure to obtain, renew or comply with the terms of such approvals, licenses and permits in a timely manner may have a material adverse effect on our business, financial condition and results of operations

Numerous governmental permits, approvals and licenses are required for our operations as the industries in which we operate and seek to operate are subject to numerous laws and extensive regulation by national, state and local authorities in jurisdictions including India, South Africa, Namibia, UAE, Ireland, Australia, Japan, South Korea, Taiwan, Liberia and any other jurisdictions where we may operate in future. Our operations are also subject to laws, regulations and standards relating to employment, protection of the health and safety of our employees, and the environment, including conservation and climate change. Evolving regulations, standards and stakeholder expectations could result in increased cost, litigation or threaten the viability of operations in extreme cases. For instance, we are required to obtain various environmental and labor-related approvals in connection with our operations in India, including clearances from the Ministry of Environment, Forests and Climate Change (“MoEF&CC”), GoI and from the relevant pollution control boards in various states in India in which we operate in order to establish and operate our facilities. Certain of such approvals are valid for certain specified periods of time and require periodic renewals, such as consents to operate under the Air (Prevention and Control of Pollution) Act, 1981, as amended, and the Water (Prevention and Control of Pollution) Act, 1981 from the relevant Pollution Control Boards.

Further, our oil and gas exploration and mining activities depend on the grant or renewal of various exploration and mining licenses and production sharing contracts (“PSC”) and other regulatory approvals that are valid for a specific period of time. In addition, such licenses and contracts contain various obligations and restrictions, including restrictions on assignment or any other form of transfer of a mining lease or on the employment of a person who is not an Indian national. For instance, in connection with our mining operations in India, mining leases are typically granted for a period of 50 years and stipulate conditions including approved limits on extraction. Similarly, in connection with our oil and gas operations in India, Cairn is required to enter into a PSC and obtain an exploration license, which typically extends to seven or eight years following the award of a block, before it can commence exploration activities and if exploration is successful, Cairn is then required to procure a petroleum mining lease from the relevant government authority which typically extends for a period of 20 years in order to conduct petroleum operations.

Our current oil and gas reserves and production are significantly dependent on the Rajasthan block in India. The PSC for the block was initially valid until May 14, 2020. On April 7, 2017, the Ministry of Petroleum and Natural Gas (“MoPNG”) issued a policy on the grant of extension to the PSCs relating to the Pre-New Exploration Licensing Policy Exploration Blocks (“Pre-NELP Extension Policy”) signed by the GoI. The Pre-NELP Extension Policy defines the framework for granting of extension for Pre-New Exploration Licensing Policy (“Pre-NELP”) Exploration Blocks. Under the Pre-NELP Extension Policy, the Government’s share of profit petroleum during the extended period of contracts would be at higher rates for the applicable fields. On October 26, 2018, the GoI granted its approval for a ten year extension of the PSC for the Rajasthan Block under the Pre-NELP Extension Policy, subject to certain conditions. The applicability of the Pre-NELP Extension Policy (entailing additional 10% higher profit petroleum to the GoI) to Rajasthan Block PSC has been challenged by Cairn before the Delhi High Court. The Delhi High Court passed a judgment on May 31, 2018 directing extension of PSC on same terms. This judgment was appealed by the GoI and the matter is currently sub judice. Separately, Director General of Hydrocarbons (“DGH”) has sought an unconditional acceptance of the conditions to the extension of the Rajasthan Block PSC, which includes the payment of additional profit petroleum to GoI on account of certain audit observations. Cairn has initiated arbitration and filed a Notice of Arbitration dated May 14, 2020 against GoI with respect to such audit observations. In a separate matter, Cairn has initiated arbitration and filed a Notice of Arbitration dated March 1, 2019 against ONGC with respect to issue of Cost Oil finalization.

Due to extenuating circumstances resulting from the COVID -19 pandemic and pending signing of the PSC addendum for extension after complying with all stipulated conditions, GoI through letter dated May 14, 2020 permitted the Company to continue petroleum operations in the RJ Block with effect from May 15, 2020 until the earlier of the date that the extension is signed or a period of three months from the date of the letter. GoI, vide letter dated August 14, 2020 and August 28, 2020, extended this period until September 30, 2020 to allow formal execution of the agreement. If the Rajasthan Block PSC is not extended on same terms as before, it could result in substantial loss of value and any adverse outcome arising out of the conditions imposed by the GoI may lead to delays in obtaining PSC extension or result in financial liability , either of outcome could have a material and adverse effect on our results of operations and financial condition. See “Item 8. Financial Information— A. Consolidated Statements and Other Financial Information— Legal Proceedings.” and “Item 4. Information on the Company” for further details. Furthermore, under the terms of our PSC’s, we are obliged to sell our entitlement of crude oil in the Indian domestic market until such time as the total availability of the crude oil and condensate from all Indian domestic petroleum production activities meets the total Indian national demand for crude oil and India achieves self-sufficiency. There is currently a mismatch between the demand for and the supply of crude oil in India, with the domestic demand outweighing the domestic production, and this mismatch is expected to continue in the long term. Further, to the extent our Indian blocks yield crude oil that is not suitable for processing by refineries in India or on account of any downward shift in demand for such crude oil from our buyers, it may be difficult for us to monetize such domestic crude oil reserves and this could have a material adverse effect on our oil and gas business, financial condition and results of operations.

The Government approval is also required, generally, for the continuation of mining as well as oil and gas exploration and production activities in India and other jurisdictions, and such approval can be revoked for a variety of circumstances by the GoI, Indian courts or other authorities. Any general suspension of mining activities by the government of a jurisdiction governing our mining operations could have the effect of suspending or limiting production from our operations. For example, our total iron ore production declined from 13.8 mmt in fiscal year 2012 to 0.6 mmt in fiscal year 2015 due to the forced suspension of mining activities in Goa. The suspension orders were withdrawn by the Goa state government in 2015 and operations recommenced in January 2015. The Supreme Court passed its final order on the matter on February 7, 2018 wherein it set aside the second renewal of the mining leases granted by the state of Goa. The Supreme Court directed all lease holders operating under such second renewal to stop all mining operations with effect from March 16, 2018 until fresh mining leases (not fresh renewals or other renewals) and fresh environmental clearances are granted under the Mines and Minerals (Development and Regulation) Act (“MMDR”). Our mines in Goa were affected by this judgement of the Supreme Court of India. Subsequent to this judgement, Company had filed for representation before the Goa state government seeking extension of the validity of our leases in accordance with the provisions of the MMDR Amendment Act, 2015 which provides that all leases granted prior to the commencement of 2015 Amendment Act were deemed to be granted for a tenure of 50 years, which was not considered by the state government citing directions in the Supreme Court order dated February 7, 2018. Writ Petition filed before the High Court of Bombay at Goa against the letter of the state government was dismissed by the High Court on the ground that it will not be proper for the High Court to grant the reliefs sought therein. Company has challenged the order of High Court before the Supreme Court, in which notice has been issued to parties and the State Government has filed a supportive affidavit.

Even after receiving appropriate orders for continuation of mining operations in Goa, our iron ore business will remain largely dependent on export sales of iron ore to China. For instance, in fiscal year 2017, 100% of sales to external customers for our Goa mining operations was from exports to customers in China. As a result, the performance and growth of our iron ore business is necessarily dependent on the health of the Chinese economy, which may be materially and adversely affected by political instability or regional conflicts, economic slowdown elsewhere in the world or otherwise. In addition, any worsening of international relations between India and China, any negative changes in Chinese regulatory or trade policies relating to the import of iron ore or other limitations, restrictions or negative changes in our ability to export iron ore to China, could have a material adverse effect on our iron ore business.

Separately, the Expert Committee on Iron Ore has filed its reports on dump handling and ceiling on annual extractions before the Supreme Court recommending the immediate enhancement of the annual extraction ceiling to 30 million MT, and subsequently to 37 million MT after the development of infrastructure. The Expert Committee on Iron Ore’s report is yet to be accepted and the matter is pending before the Supreme Court.

Our global presence exposes us to a number of jurisdictions in which regulations or laws have been or are being considered to limit or reduce greenhouse gas (“GHG”) emissions. The likely effect of these changes will be to increase the cost for fossil fuels, impose levies for emissions in excess of certain permitted levels and increased administrative costs for monitoring and reporting. Increasing regulation of GHG emissions, including the progressive introduction of carbon emissions trading mechanisms and tighter emission reduction targets, is likely to raise costs and reduce demand growth. These regulations in the jurisdictions of our major customers and in relation to international shipping could also have an adverse effect on the demand for our products. Our smelting and mineral processing operations are energy intensive and depend heavily on fossil fuels. Any failure to comply with applicable laws, regulations or recognized international standards, or to obtain or renew the necessary permits, approvals and licenses may result in the loss of the right to operate our facilities or continue our operations, the imposition of significant administrative liabilities, or costly compliance procedures, or other enforcement measures that could have the effect of closing or limiting production from our operations. If we were to fail to meet environmental requirements or to have a major accident or disaster, we may also be subject to administrative, civil and criminal proceedings by governmental authorities, as well as civil proceedings by environmental groups and other individuals, which could result in substantial fines, penalties and damages against us, as well as subject to orders that could limit or halt or even cause closure of our operations, any of which could have a material adverse effect on our business, financial condition and results of operations.

For example, in March 2013, the Tamil Nadu Pollution Control Board (“TNPCB”) ordered the closure of the 400,000 tpa copper smelter at Tuticorin in Tamil Nadu, India due to complaints regarding a noxious gas leak by local residents. On April 1, 2013, we filed a petition with the National Green Tribunal (“NGT”) challenging the order of the TNPCB on the basis that the plant’s emissions were within permissible limits. The NGT thereafter passed an interim order in May 2013 allowing the copper smelter to recommence operations subject to certain conditions, and we recommenced operations in June 2013. However, the TNPCB filed a notice of appeal against the orders of the NGT, at the Supreme Court of India. These appeals have been allowed by the Supreme Court and the NGT judgment has been set aside on grounds of maintainability. However, the Supreme Court has given the Company, liberty to approach the High Court of Madras to challenge the orders of TNPCB. We then filed a petition before the High Court of Madras, Principal Bench challenging the impugned orders of TNPCB passed in 2013. The High Court vide its judgement dated August 18, 2020 dismissed the writ petition filed by the Company. The Company approached the Supreme Court and challenged the said High Court order by way of a Special Leave Petition (“SLP”) to Appeal. The matter was listed on August 31, 2020. After hearing the parties, the bench admitted the SLP and issued the notice to the respondents to file counter affidavit on SLP and the prayer for interim relief within four weeks. The rejoinder by the Petitioners (Vedanta Limited) will need to be filed within two weeks thereafter.

TNPCB through its order dated April 9, 2018 rejected the Company’s application for renewal of Consent to Operate (“CTO”) its existing copper smelter plant in Tuticorin and operations at the plant have been suspended. The Company filed an appeal with the TNPCB Appellate Authority against the aforesaid rejection order. During the pendency of the appeal, TNPCB through its order dated May 23, 2018 ordered for electricity supply to the plant to be discontinued and the Tamil Nadu state government ordered the closure of the copper smelter plant on May 28, 2018. As of the date of this annual report, the Company’s copper smelter plant in Tuticorin remains closed. Prolonged shutdown of our copper smelter at Tuticorin could be credit negative and marginally increase its leverage. See “Item 8: Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings” for further details.

ESL, our subsidiary filed an application for renewal of CTO on August 24, 2017 for the period of five years which was denied by Jharkhand State Pollution Control Board (“JSPCB”) on August 23, 2018. On August 25, 2018, the honourable high court of Jharkhand granted stay against said order of denial of CTO by JSPCB to allow to continue the operations. Further, the MoEF&CC passed an order revoking the environmental clearance of ESL. ESL challenged the revocation of the environmental clearance before Jharkhand High Court and on September 27, 2018, the High Court stayed the order of MoEF&CC. In December 2019, ESL has been granted the stage I forest clearance by MoEF&CC. ESL is working out appropriate solution to secure the revised environmental clearance in due course. MoEF&CC, on August 25, 2020, has granted a Terms of Reference to ESL for 3 MTPA plant with conditions like fresh EIA/EMP reports and public hearing. The High Court of Jharkhand has extended the interim protection granted in the pending writ petitions till September 16, 2020 after which the final hearing will be concluded on the pending writ petitions. ESL’s Forest Diversion Proposal received stage I clearance from the Forest Advisory Committee. See “Item 8 – Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings” for further details. Any unfavourable judgement will result in adverse impact on our operations at ESL.

We experienced an ash pond rupture in Odisha in September 2017, resulting in 4,224,000 tons of ash being spilled into the Bhenden River. As a result, relevant authorities shut five out of the 11 thermal power plants at Jharsuguda 1,215 MW facility. As a result, we had to purchase power from the state electricity grid and incurred a cost of $ 0.9 million as of December 31, 2017. Recovery of the ash spilled over, strengthening of the ash pond and rehabilitation of the affected village is being discussed with authorities. All negotiations have been settled with the local villagers. As per latest communication from Tehsildar, the total compensation due has now been paid to all the aggrieved parties. Based on the position as of March 31, 2020 the Company does not expect any further financial implications from the ash pond leakage other than what has been agreed with state authorities.

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

ii) We are exposed to the political, economic, legal, regulatory and social risks of the countries in which we operate and these may have a material adverse effect on our business, results of operations, financial condition or prospects

We have operations and projects in India, South Africa, Namibia, UAE, Ireland, Australia, Japan, South Korea, Taiwan and Liberia. We are exposed to the political, economic, legal, regulatory and social risks of the countries in which we operate or intend to operate. These risks potentially include expropriation and nationalization of property, instability in political, economic or financial systems, uncertainty arising from underdeveloped legal and regulatory systems, corruption, civil strife or labor unrest, acts of war, armed conflict, terrorism, outbreaks of infectious diseases, prohibitions, limitations or price controls on hydrocarbon exports and limitations or the imposition of tariffs or duties on imports of certain goods. For instance, steel demand is expected to see a substantial decline in 2020. Speed of recovery will be influenced by containment of virus and government stimulus. The pandemic may bring further setbacks to globalization, with global supply chain disruptions and nationalistic trade/ investment measures. Coking coal prices are index linked and hence volatile and any adverse movement in the same will have a material effect on our revenue, results of operations and financial condition. Prices of iron and steel are influenced by several macro-economic factors. These include global economic slowdown, US-China trade war, supply chain destocking, government spend on infrastructure, the emphasis on developmental projects, demand-supply forces, the Purchasing Managers’ Index (“PMI”) in India and production and inventory levels across the globe specially China.

Countries in which we have operations or intend to have operations have transportation, telecommunications and financial services infrastructures that may present logistical challenges not associated with doing business in more developed locales. Furthermore, we may have difficulty in ascertaining our legal obligations and enforcing any rights that we may have.

For example, under the terms of the shareholders’ agreement between the GoI and us, we were granted two call options to acquire all the shares in HZL held by the GoI at the time of exercise. We exercised the first call option on August 29, 2003. The GoI has disputed and refused to act upon the second call option. Also, GoI has disputed our exercise of the call option to purchase the remaining ownership interest of the GoI in BALCO. See “Item 3: Risk Factors - Proceedings against the GoI which has disputed our exercise of the call option to purchase its remaining ownership interest in BALCO” and “Item 4: Information on the Company - B. Business Overview - Our Business - Options to Increase Interests in HZL and BALCO”.

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

The continued success of our existing operations and future projects are in part dependent upon maintaining broad support and a healthy relationship with the respective local communities. Failure to identify and manage local concerns and expectations can give rise to disputes or have a negative impact on relations with local communities, and therefore affect our business and reputation. The consequences of community reaction, on various media including social media, could also have a material adverse impact on the cost, profitability, and ability to finance or even the viability of an operation. Such events could lead to disputes with national or local governments or with local communities and give rise to material reputational damage. For instance, community protests were recently organized to protest the expansion of Vedanta Limited’s copper plant in Tamil Nadu. Subsequently TNPCB rejected the application filed to renew our CTO which expired on March 31, 2018 for our 400,000 tpa copper smelter at Tuticorin. We have filed a writ petition before the Principal Bench of the High Court of Madras and has additionally filed an application seeking interim relief for care and maintenance of the plant. The High Court on August 18, 2020 dismissed the writ petition filed by the Company. The Company approached the Supreme Court and challenged the said High Court order by way of a Special Leave Petition to Appeal. The matter was listed on August 31, 2020. After hearing the parties, the bench admitted the SLP and issued the notice to the respondents to file counter affidavit on SLP and the prayer for interim relief within four weeks. The rejoinder by the Petitioners (Vedanta Limited) will need to be filed within two weeks thereafter. See “Item 8: Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings” for further details.

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

iii) Material changes in the regulations that govern our businesses, or the interpretation of recent legislation, could have a material adverse effect on our business, financial condition and result of operations

Mining in India is subject to a complex and comprehensive set of laws and regulatory requirements. See “Item 4: Information on the Company - B. Business Overview - Our Business - Regulatory matters.” These laws and regulatory requirements are subject to change. If we are affected, directly or indirectly, by the application or interpretation of any such statute, enforcement proceedings initiated under it, it may have a material adverse effect on our business, financial condition and result of operations.

For example, the Mineral Laws (Amendment) Act dated March 13, 2020 (“MLAA”) brought forth amendments to the MMDR Act. The MLAA has (i) liberalised the eligibility requirement to participate in coal auctions; (ii) removed the requirement for state governments to obtain prior approval of the Central Government to grant mining concessions; and (iii) enabled the transfer of approvals (other than coal, lignite and atomic minerals), whereby all the rights, approvals, clearances and licences vested with the previous lessee will be extended to the successful bidder for a period of two years. During these two years, the successful bidder is required to obtain all the required clearances in its own name.

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

For example, upon the expiry of oil and gas licenses in India, contractors are generally required under the terms of relevant licenses or local law to conduct decommissioning or abandonment activities with regard to the equipment and wells and generally make good production sites. There can be no assurance that, in the future, we will not incur decommissioning charges in excess of those currently provided for, since local or national governments may require decommissioning to be carried out in circumstances where there is no express obligation to do so, particularly in case of future oil and gas license renewals.

The costs, liabilities and requirements associated with complying with existing and future laws and regulations may be substantial and time-consuming and may delay the commencement or continuation of oil and gas exploration or metal mining and production activities. This and any changes to applicable regulations could require changes to the manner in which we conduct our business and result in an increase in compliance costs, which could have a material adverse effect on our business, financial condition and results of operations.

iv) We have significant asset concentration risks, and any interruption in the operations at those assets could have a material adverse effect on our business, financial condition and results of operations

Our results of operations have been and are expected to continue to be substantially dependent on the reserves, production and the cost of production at certain of our key assets, and any interruption in the operations, exploration and development activities at those assets for any reason could have a material adverse effect on our business, financial condition and results of operations.

For example, the Rajasthan block produced 93.1% of our average daily net operated production from our oil and gas business in fiscal year 2020 and oil and gas from the Rajasthan block constituted 96.4% of our net aggregate proved oil and gas reserves on a barrel of oil equivalent basis as of March 31, 2020. Our ongoing capital expenditure program has focused on development and exploration activities across all the assets with approximately 88.0% of the capital expenditure for fiscal year 2020 having been invested in the Rajasthan block.

Further, our Rampura Agucha mine produced 52.9% of the total mined zinc metal and 16.9% of total mined lead metal in concentrate that we produced in fiscal year 2020 and constituted 34.1% of our total proven and probable ore reserves as of March 31, 2020 in India. Any interruption in the operations at these assets could have a material adverse effect on our results of business, financial condition, results of operations and prospects.

v) Our business requires substantial capital expenditures and other resources to maintain ongoing operations and to grow our business through projects, expansions and acquisitions, where these projects, expansions and acquisitions are subject to additional risks that could adversely affect our business, financial condition and results of operations

•

Capital requirements. We require capital for, among other purposes, expanding our operations, making acquisitions, managing acquired assets, acquiring new equipment, maintaining the condition of our existing equipment and maintaining compliance with environmental laws and regulations. To the extent that cash generated internally and cash available under our existing credit facilities are not sufficient to fund our capital requirements, we will require additional debt or equity financing, which may not be available on favorable terms, or at all. Future debt financing, if available, may result in increased finance charges, increased financial leverage, and decreased income available to fund further acquisitions and expansions and the imposition of restrictive covenants on our business and operations. Factors that may affect our access to funding or increase its funding costs include (a) the financial and regulatory environments, which have impacted global financial markets and credit institutions since 2008 and are presently in flux due to the COVID-19 pandemic and varying responses thereto by governments, central banks and regulators; (b) adverse changes in Vedanta Limited’s operating results, financial condition or cash flows; (c) deterioration of Vedanta Limited’s creditworthiness; (d) currency movements, interest rate increases or volatility or other potential market disruptions; (e) a decrease in bank appetite for risk as a result of tightened lending standards, regulatory capital requirements or otherwise; and (f) downgrade in India’s sovereign ratings.

In addition, future debt financing may limit our ability to withstand competitive pressures and render us more vulnerable to economic downturns. If we fail to generate or obtain sufficient additional capital in the future, we could be forced to reduce or delay capital expenditures, sell assets or restructure or refinance our indebtedness. In addition, there can be no assurance that our planned or any proposed future expansions and projects will be completed on time or within budget, which may adversely affect our cash flow. We evaluate acquisition opportunities in the course of its business and such acquisitions could be of a material nature.

Recently, the COVID-19 pandemic has led to significant disruptions and volatility in the global capital markets. Although the US Federal Reserve, the European Central Bank and other central banks have lowered policy rates and/or adopted stimulus measures, which have lowered interest rates on government bonds, widespread uncertainty in the global financial markets has widened corporate bond spreads. As a result, the cost of capital of issuers accessing the international debt markets has trended substantially upwards.

Oil and gas exploration activities are capital intensive and inherently uncertain in their outcome. There is a risk that we or the operators of assets in which we have an interest may undertake exploration activities and incur significant costs in so doing with no assurance that such expenditure will result in the discovery of hydrocarbons in commercially viable quantities.

•

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

•

Acquisition risks. As part of our growth strategy, we intend to continue to pursue acquisitions to expand our business. There can be no assurance that we will be able to identify suitable acquisition, strategic investment or joint venture opportunities, obtain the financing necessary to complete and support such acquisitions or investments, integrate such businesses or investments, satisfy regulatory requirements for such acquisitions or that any business acquired will be profitable. If we attempt to acquire non-Indian companies, we may not be able to satisfy certain Indian regulatory requirements for such acquisitions and may need to obtain the prior approval of the Reserve Bank of India (“RBI”) which we may not be able to obtain. The funding of such acquisitions by us may require certain approvals from regulatory authorities in India. In addition, acquisitions and investments involve a number of risks, including possible adverse effects on our operating results, diversion of management’s attention, failure to retain key personnel, risks associated with unanticipated events or liabilities and difficulties in the assimilation of the operations, technologies, systems, services and products of the acquired businesses or investments. Any failure to achieve successful integration of such acquisitions or investments could have a material adverse effect on our business, financial condition and results of operations.

vi) If our planned expansions and new projects are delayed, or if we experience cost overruns in our projects, our business, financial condition and results of operations may be materially and adversely affected

We have in recent years initiated significant expansion plans for our existing operations and planned greenfield projects, which involve significant capital expenditure. Our planned expansions and new projects are subject to a number of risks that may adversely affect the prospects and profitability of such projects, including the following:

•	unfavorable results from feasibility studies;

•

failure to obtain, or experience delays or higher than expected costs in obtaining, the required agreements, authorizations, licenses and permits to develop a project, including the prior consultation procedure and agreements with local communities;

•	permits, authorizations or rights granted to third parties that could conflict with, and require the Company to alter its expansion or new project plans;

•	delays or higher than expected costs in obtaining the necessary equipment, machinery, materials, supplies, labor or services and in implementing new technologies to develop and operate a project;

•	conflicts with local communities and/or strikes or other labor disputes may delay the implementation or the development of projects;

•

accidents, natural disasters and equipment failures, as well as major public health issues such as the COVID-19 pandemic, could result in delays, cost overruns, or the suspension or cancelation of projects; and

•	changes in market conditions or regulations may make a project less profitable than expected at the time the Company initiated work on it.

We do not currently have all of the leases, licenses, permits, consents and approvals that are or will be required for our planned expansion and new projects. There can be no assurance that we will be able to obtain or renew all necessary leases, licenses, permits, consents and approvals in a timely manner.

For example, our environmental clearance for the proposed copper smelter plant 2 (Tuticorin expansion project) expired on December 31, 2018. Our application for renewal of such environmental clearance was rejected by the MoEF&CC. Thereafter, we made a new application dated March 12, 2018, before the Expert Appraisal Committee of the MoEF&CC wherein a sub- committee was directed to visit the expansion project site prior to prescribing the terms of reference. In the interim, the High Court of Madras ordered us to cease construction and all other activities on site for the proposed expansion project with immediate effect. Separately, State Industries Promotion Corporation of Tamil Nadu (“SIPCOT”) through its letter dated May 29, 2018, cancelled 342.22 acres of the land allotted to us for the proposed expansion project, which was later stayed by High Court of Madras by its order dated October 3, 2018. Further, the TNPCB issued orders on June 7, 2018, directing the withdrawal of the consent to establish (“CTE”) for the expansion project, which is valid until March 31, 2023. The MoEF&CC has updated on its website that Vedanta Limited’s environmental clearance for expansion project will be considered for ToR either upon verdict of the National Green Tribunal (“NGT”) case or upon filing of a Report from the State Government/ District Collector, Thoothukudi. The Company has also filed Appeals before the TNPCB Appellate Authority challenging withdrawal of CTE by the TNPCB, the matter is pending for hearing and will be listed in due course.

Moreover, the environmental clearance for the expansion of our Alumina Refinery at Lanjigarh was challenged before the NGT, where the MoEF&CC, the Odisha State Pollution Control Board and Vedanta Limited have been made parties. We filed our response to challenge and the matter is yet to be heard. See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings.” for further details.

Moreover, we are currently undertaking exploration programs in our Rajasthan and other oil blocks. Also, Vedanta Limited- oil and gas business has secured 51 blocks (41 blocks in OALP I and 10 blocks in OALP II and III) and 2 Discovered Small Fields (“DSF”) blocks in the Open Acreage Licensing Policy (“OALP”) introduced by the GoI and revenue sharing contracts (“RSC”) have been signed for it. Vedanta Limited- Oil and gas business has committed the work program to be completed during the currency of Initial Exploration Phase and in the event of non-fulfillment of the committed work program, the liquidated damages would become payable for the shortfall as specified in the RSC. Any delays in this exploration program or shortfall in achieving the necessary output levels could materially and adversely affect our business, financial condition and results of operations.

In fiscal year 2013, we announced an expansion of our zinc-lead mines capacity to 1.2 mtpa (later on revised to 1.25 mtpa) in a phased manner until fiscal year 2021 in our Zinc India business. This will involve sinking of underground shafts and developing underground mines. Benefits from these growth projects started in fiscal year 2016, even though project activities will continue until fiscal year 2021. Annual capital expenditure towards these projects is expected to be approximately $ 88 million. Any delays in the execution of the expansion plans or any shortfall in achievement of the expansion objectives may adversely affect our business, financial condition and results of operations.

We recently acquired ESL under the Insolvency and Bankruptcy Code, 2016 (“IBC”), in line with the Resolution Plan approved by Honourable National Company Law Tribunal (“NCLT”), Kolkata. ESL was incorporated in December, 2006 to set up an integrated steel plant designed to produce 2.5 mtpa of steel. This project started operations in year 2009 and the first phase of 1.5 mtpa steel plant was completed in fiscal year 2012. Subsequently, the next phase to reach to the full design capacity was started but was not completed due to various reasons. As a result, project materials including semi-constructed blast furnace and horizontal coke oven plant are not in operation. The usability of project material will depend on life cycle assessment, finalization of technology and detailed project report. Hence expansion cost may increase if it is discovered later that some of the project material is not usable.

Furthermore, the GoI is contemplating a proposal to demarcate certain forest areas in India, based on the permissibility of using such land for mining purposes. The identification of designated areas where mining activities will, or will not, be permitted will be based on mapping forest and coal reserves as well as field-level studies. While this proposal remains in discussion, the MoEF&CC has denied the grant of environmental and forest diversion clearances applied for in certain areas identified as restricted areas. In the event the proposal is implemented, our current and any future mining activities and related expansion plans and new projects may be affected, which would adversely affect our business prospects and results of operations or otherwise hinder its borrowing capabilities. Any delay in completing planned expansions, revocation of existing clearances, failure to obtain or renew regulatory approvals, non-compliance with applicable regulations or conditions stipulated in the approvals obtained, suspension of current projects, or cost overruns or operational difficulties once the projects are commissioned may have a material adverse effect on our business, results of operations or financial condition. Further, our decision to undertake or continue any of these projects will be based on assumptions of future demand for our products which may not materialize. As a consequence of project delays, cost overruns, changes in demand for our products and other reasons, we may not achieve the reductions in the cost of production or other economic benefits expected from these projects, which could adversely affect our business, financial condition and results of operations.

vii) If we are unable to secure additional reserves of oil and gas, zinc, copper, iron ore and bauxite that can be extracted at competitive costs or cannot extract existing reserves at competitive costs, our profitability and operating margins could decline

If our existing oil and gas, zinc, copper, iron ore and bauxite reserves cannot be extracted at competitive costs or if we cannot secure additional reserves that can be extracted at competitive costs, we may become more dependent upon third parties for the metal ore, or our production volumes will decline. As our reserves decline as we extract the mineral ore or crude oil, our future profitability and operating margins depend upon our ability to access reserves that have geological characteristics enabling extraction at competitive costs. Replacement reserves may not be available when required or, if available, may not be of a quality capable of being extracted at costs comparable to the existing or exhausted mines and fields.

We may not be able to accurately assess the geological characteristics of any reserves that we acquire, which may adversely affect our business, financial condition and results of operation. Because the value of reserves is calculated based on that part of our mineral and oil and gas deposits that are economically and legally exploitable at the time of the reserve calculation, a decrease in commodity prices may result in a reduction in the value of any reserves that we obtain as less of the deposits contained therein would be economically exploitable at lower prices. For example, we recognised an impairment of assets at our oil and gas business in fiscal year 2020 of an amount equal to ₹ 135,031 million ($ 1,791 million) which was triggered majorly due to significant fall in crude oil prices primarily due to the outbreak of COVID-19.

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

viii) Our operations are subject to risks that could result in decreased production, increased cost of production and increased cost of or disruptions in transportation, power generation, mining and oil exploration

We are subject to operating conditions and events common to the industry in which we operate which are beyond our control that could, among other things, increase our mining, transportation or production costs, disrupt or halt operations at our mines and production facilities permanently or for varying lengths of time or interrupt the delivery of our products to our customers. The occurrence of any of these conditions or events could have a material adverse effect on our business, financial condition and results of operations. These conditions and events include:

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

Further, our oil processing facility in the northern fields of the Rajasthan block designed to separate oil, gas and water may not function as designed over the life of the fields. This may result in the crude oil not meeting sales specifications of pipelines, which may mean that any such crude oil either cannot be sold or will be sold at a significant discount to the crude oil sales price agreed in the relevant crude oil sales contract.

•

Availability of raw materials for production and energy requirements. Any shortage of, or increase in the prices of any of the raw materials needed to satisfy our businesses’ requirements may interrupt our operations or increase our cost of production. We are particularly dependent on coal, which is used in many of our captive power plants. Our aluminium business, which has a very high energy consumption requirement due to the energy-intensive nature of aluminium smelting, is significantly dependent on coal supplies from Coal India Limited, the government-owned coal company in India. Similarly, coal supplies for our commercial power generation business is also a major focus area. Any coal block or linkage that we already have or win in auctions, might not be sufficient for our planned operations and we may not be successful in procuring a sufficient supply of coal at economically attractive prices, or at all. We also recently secured the Jamkhani coal block in the captive coal block auctions conducted by the Ministry of Coal, GoI that improves our coal security. It will cater to power generation for Jharsuguda smelting operations. Recently, the GoI has also been exploring changes in regulations that can significantly improve domestic coal supplies.

For example, we established our aluminium business in Odisha through a joint venture agreement with Odisha Mining Corporation Limited (“OMC”) through which OMC would provide us with bauxite supply, but during fiscal year 2016, the joint venture agreement was terminated by OMC by a separate action. As a result, Vedanta had to procure bauxite from global suppliers to meet its requirements, resulting in high logistics costs and complexity in supply chain pushing up the cost of production for captive alumina. The remaining alumina requirements are also purchased from global suppliers at index-linked prices. This has resulted in lower profitability of our aluminium business, and reporting losses since inception. However, in April 2018, we entered in to a long-term contract with OMC for the supply of bauxite for five years from its Kodingamali bauxite mines as per state policy.

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

•

Availability of water. The mining operations of our zinc and aluminium businesses, production from our oil fields, smelter operations of copper business and our captive power plants depend upon the supply of a significant amount of water. Availability of water for our operations is dependent upon adequate rainfall in the catchment areas near our operations. There is no assurance that the water required will continue to be available in sufficient quantities or that the cost of water will not increase. For example, BALCO is currently in a dispute with the National Thermal Power Corporation Limited regarding the right of way for a water pipeline that provides one of BALCO’s captive power plants access to a body of water adjacent to the National Thermal Power Corporation Limited’s premises. An unfavorable decision in this dispute may significantly increase BALCO’s costs of obtaining water for our power plant. The Sole Arbitrator by its award dated January 11, 2016, allowed BALCO’s easementary claim and rejected the counter claims raised by the National Thermal Power Corporation Limited. Both National Thermal Power Corporation Limited and BALCO have filed application under Section 34 of the Arbitration & Conciliation Act, 1996, before the Honourable Delhi High Court appealing the claims rejected by the Sole Arbitrator. The next hearing will take place on September 21, 2020. However, the Company has a water supply agreement valid for 30 years from July 29, 2011 for 13 million cubic meters for 540 MW and on December 22, 2015 the Company entered into a new water contract valid for 30 years with a local body for 25 million cubic meters per annum for IPP of 300 MW and CPP of 900 MW collectively, which has been fully allotted.

We inject hot water to maintain reservoir pressure and to optimize crude oil recovery at Mangala, Bhagyam and Aishwarya fields. The source water for these fields is, and will continue to be provided from water production wells drilled in the Thumbli saline aquifer in the Barmer Basin and connected to the Mangala Processing Terminal. Extraction of saline water also requires the approval of the relevant government authorities. There can be no assurance that the estimated impact of the expected water extraction on the flow of groundwater is accurate. A failure to extract the required amount of water during the life of the existing and currently planned developments or an inaccurate prediction of the impact on the flow of groundwater, or delay or cancellation of the approval from the government authorities to extract saline water, may require us to access alternative sources of water. Although the relevant government authority has given its consent for the extraction of saline groundwater from Thumbli, it is possible that we will be perceived to be directly or indirectly responsible for any shortage of fresh water or deterioration in water quality. In such an event, the local authorities may require us to access alternative water sources or hold us responsible for any contamination of the fresh water supply by saline groundwater from the aquifer.

•

Disruptions to or increased costs of transport services. We depend upon seaborne freight, inland water transport, rail, trucking, overland conveyor and other systems to transport bauxite, alumina, zinc concentrate, copper concentrate, coal, iron ore and other supplies to our operations and to deliver our products to customers. Due to COVID- 19, there may be disruptions to or increases in the cost of these transport services, including as a result of interruptions that decrease the availability of these transport services or as a result of increases in overall demand for transport services in the country but failures of these transport services to be expanded in a timely manner which may affect our operations.

•

Inadequate plant operating and maintenance procedures. While we have in place operating and maintenance procedures to maintain the integrity of our production facilities, unplanned events could adversely affect operations.

•

Dependence on third parties. We outsource the day to day running of operations, maintenance of plant, construction, delivery and commissioning of the various plant facilities, supply and testing of equipment, transmission and distribution of electricity, etc. to third parties in most of our businesses and there are associated risks. Additionally, several of the major growth projects are under execution through an integrated development approach where end to end project execution is outsourced to a limited number of specialized vendors. These projects have long execution timelines, have interdependencies, are mostly brown-field involving tie-ins with existing facilities and may require use of the appropriate technologies. To execute these projects and to achieve the deliverables of operation and maintenance contract, our business partners are responsible for the timeliness and adequacy of the resources they deploy and capabilities they bring to a project. In such arrangements, we may have limited control over the standards, operations and compliance of our business partners, their contractors and sub-contractors and thereby have limited influence and control over the risks that arises. Ensuring the delivery of services and equipment, executing the projects as per schedule, of the right quality and managing safety and security of personnel and materials at the sites as well as during transportation, and ensuring all regulatory compliances are met, could pose a potential challenge. Any delays in any of these aspects could have an adverse impact on operations and project completion by way of cost and schedule overruns and adversely effects our operational and financial performance. Further, our business partners may be unable or unwilling to fully compensate us against costs we may incur on their behalf or on behalf of the joint venture. For instance, the external contractors may not be able to complete construction and installation on time, within budget, or to the specifications set forth in our contracts with them, or the contractors may otherwise cause delays in meeting project milestones or achieving commercial operation by the scheduled completion date or operational deliverables, which could in turn cause forecast budgets to be exceeded or result in delayed payment by customers, invoke liquidated damages, penalty clauses or performance guarantees or result in termination of contracts. See “Item 8: Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings - Proceedings against TSPL relating to its delay in commissioning various units of the power plant”. In addition as a result of increased industrial development in India in recent years, the demand for contractors with specialist design, engineering and project management skills and services has increased, resulting in a shortage of contractors and increasing costs of services. There can be no assurance that such skilled and experienced contractors will continue to be available at reasonable rates and we may be exposed to risks relating to the cost and quality of their services, equipment and supplies.

•

Power purchase agreements. The power purchase agreements and other agreements that we have entered into, or may enter into may require us to guarantee certain minimum performance standards, such as plant availability and generation capacity, to the power purchasers. If our facilities do not meet the required performance standards, the power purchasers with whom we have power purchase agreements may not reimburse us for any increased costs arising as a result of our plants’ failure to operate within the agreed norms. For example, we have disputes with customers at our TSPL and Jharsugda operations. For further details see “Item 8: Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings” and “Item 4: Information on the Company - B. Business Overview”.

•

Regulatory compliance. Power generation in India is a regulated industry. In particular, national and state regulatory bodies and other statutory and government mandated authorities may, from time to time, impose minimum performance standards upon us. Failure to meet these requirements could expose us to the risk of penalties, including, in certain instances, plant shut downs. For example, the Ministry of Environment and Forests on December 7, 2015 prescribed norms to reduce pollution from thermal power plants through flue gas desulphurization (“FGD”) and alterations to stack height. Non compliance of the norms within timelines will have an impact on operations including penalties and stoppage of operations.”

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

ix) We are exposed to competitive pressures in our various business segments in which we operate which could result in lower prices or sales volumes of the products we produce, which may cause our profitability to suffer

The mines and minerals, commercial power generation, oil and gas and steel industries are highly competitive. We continue to compete with other industry participants in the search for and acquisition of mineral and oil and gas assets and licenses. Competitors include companies with, in many cases, greater financial resources, local contacts, staff and facilities than ours. Competition for exploration and production licenses as well as for other investment or acquisition opportunities may increase in the future. This may lead to increased costs in the carrying out of our activities, reduced available growth opportunities and may have a material adverse effect on our businesses, financial condition, results of operations and prospects.

x) We depend upon third parties for supply of a portion of our raw material requirements, for the continuance of our operations, and for execution of our projects and supply of equipment and services, as well as for offtake of our production volumes

We source a majority of our copper concentrate and a portion of alumina requirements from third parties. The smelter at Tuticorin has been closed during the fiscal year 2019 and remains closed, therefore the copper anodes and blister are being procured from external sources and other internal sources for production of copper cathode at the Silvassa Refinery. For example, in fiscal year 2020, we sourced 100% of our copper anode and blister and 62.0% of our alumina requirements from third parties. Profitability and operating margins of our copper and aluminium business depends on the ability of the suppliers to ensure timely delivery of the contracted volumes. Also, profitability and operating margins of our aluminium business depends on our ability to obtain the required alumina at prices that are low relative to the market prices of aluminium products that we sell and our ability to source these raw materials at a reasonable price.

Further, in common with many exploration and production companies, we and the operators of assets often contract or lease services and equipment from third party providers. Such services and equipment can be scarce and may not be readily available at the times and places required. In addition, the costs of third-party services and equipment have increased significantly over recent years and may continue to rise. Scarcity of services and equipment and increased prices may in particular result from any significant increase in regional exploration and development activities, which in turn may be the consequence of increased or continued high hydrocarbon or mineral prices. The scarcity of such services and equipment, as well as their potentially high costs, could delay, restrict or lower the profitability and viability of projects which may have a material adverse effect on our businesses, prospects, financial condition and results of operations.

In our oil and gas business, we had infrastructure and oil sales agreements with the GoI nominated public sector refineries and domestic private sector refineries for expected levels of crude oil production from the Rajasthan block until March 2020 and new contracts have been put in place with the buyers till March 31, 2021. Stoppage of off-take or supply could result if the buyers fail to take delivery of volumes anticipated by these sales agreements. Additionally, two private sector buyers accounted for approximately 60% of the total sales of Rajasthan block in fiscal year 2020 and any unforeseen disruption at these buyer’s facilities would affect sales volume and therefore revenue generation. Further, we are subject to the risk of delayed off takes or payment for delivered production volumes or counterparty default. Any of these could have an adverse impact on our crude oil sales and cash flows.

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

xi) Defects in title or loss of any leasehold interests in our properties could limit our ability to conduct operations on such properties or result in significant unanticipated costs

Our ability to mine the land on which we have been granted mining lease rights and to make use of our other industrial and office premises is dependent on the acquisition of surface rights. Surface rights and title to land are required to be negotiated separately with land owners, although there is no guarantee that these rights will be granted. Any delay outside of the ordinary course of business in obtaining or inability to obtain or any challenge to the title or leasehold rights to surface rights could negatively affect our business, financial condition and results of operations.

In addition, there may be certain irregularities in title in relation to some of our owned and leased properties. For example, some of the agreements for such arrangements may not have been duly executed and/or adequately stamped or registered in the land records of the local authorities or the lease deeds may have expired and not yet been renewed. Since registration of land title in India is not centralized and has not been fully computerized, the title to land may be defective as a result of a failure on our part, or on the part of a prior transferee, to obtain the consent of all such persons or duly complete stamping and registration requirements. The uncertainty of title to land may impede the process of acquisition, independent verification and transfer of title, and any disputes in respect of land title that we may become party to may take several years and considerable expense to resolve if they become the subject of court proceedings. Further, certain of these properties may not have been constructed or developed in accordance with local planning and building laws and other statutory requirements, or it may be alleged that such irregularities exist in the construction and development of our built up properties. For example, BALCO has 1,804.67 acres of government land out of which 1,751 acres is situated in forest land, which was given on lease by the state government. The lease deed has not been executed as on date as a petition was filed in the Supreme Court against BALCO in relation to the alleged encroachment of land on which our Korba smelter is situated. Any such dispute, proceedings or irregularities may have an impact on our business, financial condition and results of operations. The matter, at present, is pending before the Supreme Court for consideration on Central Empowered Committee’s report. BALCO has filed interlocutory applications against the orders dated August 19, 2019 passed by the Tehsildar whereby the Tehsildar has held that encroachments by the persons against whom BALCO has filed applications under Section 250 of the CG Land Revenue Code is on forest land. The issue of forest land is sub-judice before the Supreme Court. We have also filed an interlocutory application to stop the survey of the land which state government has proposed under Rajiv Gandhi Ashray Yojna. The Supreme Court shall hear the matter in due course. For further details see “Item 8: Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings”

For example, ESL has about 455.23 acres of land which is claimed by the Forest Authorities to be forest land. This is an alleged violation which resulted in the revocation of the environmental clearance. The revocation of environmental clearance has been challenged in the Honourable High Court of Jharkhand. The Honourable High Court has granted interim relief for plant operations pending regularisation. However, in the business interest, we have initiated the process of regularizing the same, without prejudice to all our legal rights and contentions, as per government process. The MoEF&CC, GoI, has granted ex-post facto in-principle approval dated December 17, 2019, on the application submitted by ESL for diversion of 455.23 acres of forest land subject to conditions. We are working on the compliance part of the conditions. Besides the above, the State Government has already approved for lease of the Government land in the Project awaiting execution of lease deed.

xii) Third party interests in our subsidiary companies, restrictions due to stock exchange listings of our subsidiary companies as well as third party interest in assets of our subsidiary companies will restrict our ability to deal freely with our subsidiaries or such assets of our subsidiary companies, which may have a material adverse effect on our results of operations and financial condition

We do not wholly own all of our operating subsidiaries, although we hold the majority of the total outstanding share capital in all of our subsidiaries. Although we have direct or indirect management control of HZL, BALCO, Black Mountain Mining and ESL, each of these companies has other shareholders who, in some cases, hold substantial interests. As a result of the non-controlling interests in our subsidiaries and affiliates and the Indian stock exchanges listings of HZL, these subsidiaries may be subject to additional legal or regulatory requirements, or we may be prevented from taking certain courses of action without the prior approval of a particular or a specified percentage of shareholders and/or regulatory bodies (under shareholders’ agreements, relationship agreements or by operation of law). The existence of minority or other interests in, and stock exchange listings of our subsidiaries may limit our ability to increase our equity interests in these subsidiaries, combine similar operations, utilize synergies that may exist between the operations of different subsidiaries, move funds among the different parts of our businesses or reorganize the structure of our business in a tax efficient manner, which may have a material adverse effect on our business, financial condition and results of operations.

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

xiii) Proceedings against the GoI which has disputed our exercise of the call option to purchase its remaining ownership interest in BALCO

There are certain proceedings that are currently ongoing with respect to the exercise of a call option to acquire the remaining shares of BALCO held by the GoI, in accordance with the terms of the shareholders’ agreement between the GoI and us. The amount claimed under this proceeding is presently unquantifiable. The arbitration tribunal formed under the directions of the High Court of Delhi declared an award rejecting BALCO’s claim regarding the exercise of the option on January 22, 2011. According to the award, certain clauses of the shareholders’ agreement were held to be void, ineffective and inoperative as being in violation of sub section (2) of Section 111A of the Companies Act, 1956. We filed an application before the High Court of Delhi to set aside this award under Section 34 of the Arbitration and Conciliation Act, 1996. The application would be listed for hearing in due course. See “Item 4: Information on the Company - B. Business Overview - Our Business - Options to Increase Interests in HZL and BALCO”. There is no assurance that the outcome of our challenge of the award will be favorable to us. In such an event, we may be unable to purchase the GoI’s remaining 49.0% interest in BALCO or may be required to pay a higher purchase price, should it decide to consummate such purchase, which may have a material adverse effect on our business, financial condition and results of operations.

xiv) Proceedings by the GoI which has disputed our exercise of the call option to purchase its remaining ownership interest in HZL

We commenced arbitration proceedings against the GoI with respect to exercise of our call option to acquire the remaining shares of HZL held by the GoI, in accordance with the terms of the shareholders’ agreement between the GoI and us. The GoI denied our right to exercise the option on the basis that the shareholders’ agreement contravenes the provisions of Section 111A of the Companies Act, 1956 and is therefore void. While the Arbitration was in process, a PIL was filed seeking restraint on disposal of residual shares by GoI the Supreme Court on January 19, 2016 ordered the status quo be maintained with respect to any further disinvestment of government interest in HZL until further orders are passed by the Supreme Court. The Supreme Court, on August 13, 2020 however removed the status quo order in place to the extent that arbitration proceedings can continue with respect to our claim call option rights under the shareholder agreement. Pursuant to the Supreme Court order we had written to the arbitration tribunal for commencement of arbitration proceedings and tribunal is yet to confirm the date for resumption of arbitration proceedings. The PIL seeking restraint on further disinvestment is yet to be notified. See “Item 4: Information on the Company - B. Business Overview - Our Business - Options to Increase Interests in HZL and BALCO”. There can be no assurance that the arbitral proceedings will result in a favorable outcome for us. In such an event, we may be delayed in the purchase of, or may be unable to purchase, the GoI’s remaining 29.5% interest in HZL or may be required to pay a purchase price in excess of the market value or fair value of those shares, which may have a material adverse effect on our business, financial condition and results of operations.

xv) Future production from our assets may vary from the forecast

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

For example, in our oil and gas business, plateau production rates from the Rajasthan block may be less than forecast. The estimates of production rates and field life contained in the field development plans for the Mangala, Bhagyam, Aishwariya, Raageshwari and Saraswati fields in the Rajasthan block are based on our estimates of future field performance. Where any estimates of future production rates are in excess of the existing approved field plateau production rates in the case of our oil and gas business, the consent of the joint operation partner, the appropriate regulatory authorities and the GoI will be required before any of our oil fields can produce at these enhanced estimates of future production rates. In the event consent of the joint operation partner, the appropriate regulatory authorities and the GoI is delayed or not obtained, production would be limited to the rate set out in the field development plans, which would have a detrimental impact on our business, financial condition and results of operations. Future field performance is subject to a number of risks that are beyond our control.

xvi) If we do not continue to invest in new technologies and equipment, our technologies and equipment may become obsolete and our cost of production may increase relative to our competitors, or such implemented technologies might not achieve the objective, which would have a material adverse effect on our results of operations, financial condition and prospects

Our profitability and competitiveness are in large part dependent upon our ability to maintain a low cost of production as we sell commodity products with prices we are unable to influence. Unless we continue to invest in newer technologies and equipment and are successful at integrating such newer technologies and equipment to make our operations more efficient, our cost of production relative to our competitors may increase and we may cease to be profitable or competitive. Newer technologies and equipment are expensive and the necessary investments may be substantial. Moreover, such investments entail additional risks including whether they will reduce our cost of production sufficiently to justify the capital expenditures to obtain them, or whether they will result in achieving the objective of using such technology.

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

xvii) We are subject to restrictive covenants for the credit facilities including term loans and working capital facilities provided to us and our subsidiaries

Our financing agreements contain certain restrictive covenants and events of default that limit our ability to undertake certain types of transactions or ability to expand, any of which could adversely affect our business. These covenants require us to maintain certain financial ratios and in certain cases, obtain the prior consent of our lenders for various activities, including, among others,

•	any change in our capital structure,

•	issue of equity, preferential capital or debentures,

•	raising any loans and deposits from the public,

•	undertaking any new project,

•	effecting any scheme of acquisition, merger, amalgamation or reconstitution,

•	Implementing a new scheme of expansion or creation of a subsidiary.

Our future borrowings may also contain similar restrictive provisions. Low commodity prices may adversely impact our profitability and therefore our ability to meet the financial covenants and ratios. If we fail to meet our debt service obligations or covenants (or receive approvals from our lenders to undertake certain transactions) under the financing agreements, the relevant lenders could declare us to be in default under the terms of agreements, accelerate the maturity of our obligations or take over the financed project or other security made available to the lenders. We cannot assure you that, in the event of any such acceleration, we will have sufficient resources to repay borrowings. In such an event, we may be forced to renegotiate our financing agreements with our lenders on terms that may not be favourable to us. Our future borrowings may also contain similar restrictive provisions.

xviii) A downgrade in the Company’s credit ratings and outlook may adversely affect its ability to access capital.

The Company’s current rating is “AA” with a negative outlook by CRISIL. On April 3, 2020, CRISIL revised the outlook of the Company from “stable” to “negative” on account of subdued commodity prices. On May 22, 2020, India Ratings downgraded Vedanta Limited’s rating from “AA” to “AA-“, while maintaining the outlook as negative on account of higher expected balance sheet leverage due to substantial decline in economic activity due to COVID-19 related lockdown. The negative outlook reflects prolonged subdued commodity prices in the wake of COVID-19 outbreak and elevated refinancing risk. A downgrade may adversely affect Vedanta Limited’s ability to access capital and could likely result in more stringent covenants and higher interest rates.

xix) We are involved in several civil, criminal and tax litigation matters, arbitration proceedings and any final judgment against us could have a material adverse effect on our business, result of operations, financial condition and prospects

We are involved in several legal and arbitration proceedings including matters relating to, alleged violations of environmental, tax, Indian laws and regulations, criminal sanctions, property and labor disputes and other related issues. A final judgment against us or our directors in one or more of these disputes may result in damages that we will be required to pay to the other party, injunctions against us any of which may require us to cease or limit our operations and such decisions or judgments may have a material adverse effect on our business, results of operations, financial condition and prospects.

For instance, in March 2015, Cairn India Limited (now Vedanta Limited - oil and gas business) received a show cause notice from the Indian Tax Authorities (“Tax Authorities”) for not deducting withholding tax on the payments made to Cairn UK Holdings Limited (“CUHL”), for acquiring shares of Cairn India Holdings Limited (“CIHL”), as part of their internal reorganization. Tax Authorities have stated in the notice that a short-term capital gain has accrued to CUHL on transfer of the shares of CIHL to Cairn India Limited (now Vedanta Limited - oil and gas business), in the fiscal year 2006-2007, on which tax should have been withheld by Cairn India Limited (now Vedanta Limited - oil and gas business). The matter is under adjudication.

Also, SEBI initiated criminal proceedings in 2001 before the Court of the Metropolitan Magistrate, Mumbai, against us for alleged price manipulation, our Executive Chairman, Mr. Anil Agarwal, our Director of Finance and Mr. Tarun Jain (who was the Chief Financial Officer of MALCO at the time of the alleged price manipulation). When SEBI’s order was overturned in October 2001, we filed a petition before the High Court of Bombay to defend those criminal proceedings on the grounds that the Securities Appellate Tribunal of India had overruled SEBI’s order on price manipulation. An order has been passed by the High Court of Bombay in our (then Sterlite) favour, granting an interim stay of the criminal proceedings.

If any such matters are held against us, we may be prohibited from accessing the Indian capital market for a specified period of time and may become liable to pay penalties which may have material adverse effect on our operations, results of operations, financial condition and prospects.

For a detailed discussion of material litigation matters pending against us, see “Item 8: Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings”.

xx) We may be liable for additional taxes if the tax holidays, exemptions and tax deferral schemes which we currently benefit from expire without renewal, and the benefits of the tax holidays, exemptions and tax deferral schemes are limited by the minimum alternative tax

We currently benefit from significant tax holidays, exemptions and tax deferral schemes. These tax holidays, exemptions and tax deferral schemes are for limited periods. For example, HZL’s captive power plant at Dariba, Chanderiya, and Zawar benefits from tax exemptions on the profits generated from transfers of power to HZL’s other units, which are expected to generate substantial savings. We also have wind mills located in states such as Gujarat, Karnataka, Tamil Nadu, Maharashtra and Rajasthan and refining and processing plants at Pantnagar, which are also eligible for tax exemption.

Our captive power plants will continue to have the benefit of any existing tax exemptions, which were available before March 31, 2017 until such tax exemptions expire. The expiry or loss of existing tax holidays, exemptions and tax deferral schemes or the failure to obtain new tax holidays, exemptions or tax deferral schemes will likely increase our tax obligations and any increase could have a material adverse effect on our business, financial condition and results of operations.

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

The Taxation Law (Amendment) Act 2019, reduced MAT base tax rate from 18.5% to 15% plus applicable surcharge and cess. The effective MAT rate for all Indian companies for fiscal year 2018, 2019 and 2020 would be 21.34%, 21.55% and 17.47% respectively Further, companies opting for concessional tax regime would not be required to pay MAT. See “Government Policy - Taxes, royalties and cess payments”. For non-resident foreign companies, effective MAT rate as per the Tax Amendment Act 2019 reduced from 20.01% to 16.38% of the book profit

The Taxation Laws Amendment Act, 2019 has also introduced concessional tax regime for Indian companies pursuant to which (a) Indian companies incorporated on or after 1 October 2019 commencing manufacturing on or before 31 March 2023, can opt to the income to tax at an effective tax rate 17.16% subject to certain prescribed conditions and (b) other Indian companies can opt to the income to tax at the effective rate of 25.17% subject to certain prescribed conditions and after foregoing certain benefits/exemptions. In both these cases, the provisions of MAT would not be applicable. Under this new enactment, the Company can choose to opt for the new tax rates in the Fiscal Year 2020 (i.e. assessment year 2020-2021) or in any other financial year in the future. When the Company exercises this option, the chosen provision will apply to the financial year in which option exercised and all subsequent years.

xxi) The GoI may allege a breach of a covenant by us and seek to exercise a put or call right with respect to shares of HZL, which may result in substantial litigation and serious financial harm to our business, results of operations, financial condition and prospects

Under the terms of the shareholders’ agreement between the GoI and erstwhile SIIL, we agreed that we would ensure that HZL would implement a 1 mmtpa greenfield zinc smelter plant at Kapasan in the state of Rajasthan (the “Kapasan Project”), within 5 years from April 11, 2002. The shareholders’ agreement provided that if within one year from this date, we reviewed the feasibility of the Kapasan Project and determined that it was not in the best economic interests of HZL, which determination required the report of an independent expert, and the board of directors of HZL confirmed this determination, then we would not be obliged to ensure that HZL implement the Kapasan Project. In 2003, HZL notified the GoI that the Kapasan Project would not be undertaken and that a report of an independent expert may not be required. While we have not received any notice of breach under the provisions of the shareholders’ agreement between the GoI and us with respect to HZL, the GoI may claim that we have breached the covenant related to the Kapasan Project as mentioned in the shareholders’ agreement triggering an event of default. The GoI, under the terms of the shareholders’ agreement, may become entitled to the right, which is exercisable at any time within 90 days from the day it became aware of such event of default, to either sell any or all of the shares of HZL held by the GoI to us at a price equivalent to 150.0% of the market value of such shares, or purchase any or all of the shares of HZL held by us at a price equivalent to 50.0% of the market value of such shares.

The closing market price of HZL’s shares on the National Stock Exchange of India Limited (“NSE”) on August 14, 2020 was ₹ 230.85 ($ 3.08) per share. Based solely on this price, if GoI became entitled to sell and exercised this right to sell all of its 1,247,950,590 shares of HZL at a price equivalent to 150.0% of their market value, we would be required to pay ₹ 432,134.09 million ($ 5,771.79 million) for those shares. Assuming the same August 14, 2020 closing market price of HZL’s shares, if GoI became entitled to purchase all of the 2,743,154,310 shares of HZL held by us at a price equivalent to 50.0% of their market value, we would receive ₹ 316,628.59 million ($ 4,229.04 million) for those shares.

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

xxii) Attracting and retaining talent at technical, managerial and leadership level as well as shortage of skilled labor in the natural resources industry could increase our costs and limit our ability to maintain or expand our operations, which could adversely affect our results of operations

Our efforts to execute our business plans will place significant demands on our management and other resources and we will be required to continue to improve operational, financial and other internal controls. Our ability to maintain and grow our business will depend on our ability to attract, train and retain personnel with skills that enable us to keep pace with growing demands and evolving industry standards. We are dependent to a large degree, on the continued service and performance of our senior management team and other key team members in our business divisions. These key personnel possess technical and business capabilities that are difficult to replace. The loss or diminution of services of members of our senior management or other key team members, or our failure to retain our key personnel at various managerial positions could have an adverse effect on our results of operations, financial condition and prospects. In addition, our business develops and expands, we believe that our future success will depend on our ability to attract and retain highly skilled and qualified personnel, which is not guaranteed.

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

In addition, certain key employees of our company may have claims pending against them from their prior employment. None of these claims relate to any activity by any of these employees in their engagement with us. While these claims have no impact on our company, an adverse outcome of these claims against any of the key employees may negatively impact our reputation.

xxiii) Our insurance coverage may prove inadequate to satisfy future claims against us

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

xxiv) The Re-organization Transactions may not result in expected benefits

At the time of announcing the Re-organization Transactions, we estimated cost savings and tax efficiencies arising from the transaction, due to operational and financial synergies. These synergies may not be realized or may be materially lower than estimated and the extent to which any of the other benefits will actually be achieved, if at all, or the timing of any such benefits, cannot be predicted with certainty. If we are unable to realize the estimated cost savings or the other benefits that we expect to achieve through the consolidation, or if we are prevented from taking advantage of the anticipated tax efficiencies, or if we are unable to offset the incremental costs we incur over time as a result of the consolidation with such savings and benefits, there could be a material adverse effect on our business, financial condition and results of operations. Further, subsequent to the effectiveness of the Amalgamation and Re-organization Scheme, a special leave petition challenging the orders of the High Court of Bombay at Goa was filed before the Supreme Court of India by the Commissioner of Income Tax, Goa and the Ministry of Corporate Affairs in July 2013 and April 2014, respectively. Further, a creditor and a shareholder challenged the Amalgamation and Re-organization Scheme in the High Court of Madras in September 2013. Currently, the Supreme Court of India has admitted the special leave petitions and the matter is likely to be listed in due course.

There is no assurance that the special leave petitions will be determined in our favor, and accordingly, there is no assurance that the courts will not negate the effectiveness of the Re-organization Transactions. In such circumstance, we may not be able to achieve financial, operational, strategic and other potential benefits from the consolidation pursuant to the Re-organization Transactions. See “Item 8: Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings” for further details.

xxv) We may fail to realize the financial flexibility, margin benefits, cost savings and other objectives which we had anticipated from our mergers and acquisitions

There is no assurance that the Cairn India Merger will achieve the financial flexibility, cost savings and other objectives we had anticipated. These expected objectives may not develop or may be materially lower than anticipated and other assumptions (including the value of the recoverable assets) upon which we have determined the terms of the Cairn India Merger may prove to be incorrect. As such, the financial flexibility, cost savings and other objectives anticipated by us to result from the Cairn India Merger may not be achieved as expected, or at all, or may be delayed, which could have a material adverse effect on our business, financial condition, operating results and prospects.

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

xxvi) We are subject to proceeding against us which may affect our ability to control ESL

Renaissance Steels India Pvt. Ltd (“RSIPL”), an unsuccessful resolution applicant, had challenged the resolution plan for acquisition of ESL submitted by Vedanta Limited which was approved by the NCLT and the challenge was rejected by the NCLT vide order dated April 17, 2018. RSIPL had further approached the NCLAT wherein the NCLAT upheld the approval of the resolution plan submitted by Vedanta Limited vide order dated August 10, 2018. Further to this, RSIPL filed an appeal before the Supreme Court against the NCLAT order. RSIPL has now filed an application for withdrawal of the appeal and the court is yet to hear the matter and pass orders on the withdrawal application. Any unfavourable judgement will affect our ability to control ESL.

xxvii) We may incur significant costs or loss of reputation in case of leakage of business sensitive information

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

As we grow and our reliance on information technology and systems increases, protecting our systems from cyber security attacks and threats may become increasingly challenging and costly. The threats to the security of our digital infrastructure continue to evolve rapidly and we rely on digital systems and network technology. We may be unable to prevent or address, any disruption to the operation of our information technology systems in a timely manner. Any such failure could result in our inability to perform, or result in prolonged delays in the performance of, critical business and operational functions, the loss of key business information and data, or a failure to comply with regulatory requirements.

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

xxviii) Our operations may be disrupted due to unauthorized access and occupants

We face a risk of authorized access to our various sites and offices. Any access that is not authorized could lead to loss of our sensitive data and may cause harm to our property. This could have a material adverse effect on our business and financial condition.

For instance, our steel plant situated at Bokaro, Jharkhand is not fully fenced by boundary walls and only 25% of boundary wall is available in the plant area (total boundary length of 12 kilometers), which may lead to unauthorized access. Also, there are villages inside the premises of the plant and the presence of villagers inside the plant premises creates a risk of an unsafe working environment and prevents seamless implementation of various process controls. This may lead to intrusions, further land encroachments, thefts and pilferages, and thereby impact our business, financial condition and operations.

xxix) Our oil and gas business involves joint venture partnerships under the PSC framework. Difference of opinion between the partners and the regulator may occur in relation to cost recovery and other PSC provisions and such difference may affect the financial position of the Company.

The operating blocks of our oil and gas vertical operate under the PSC regime. These operating blocks have joint venture partners.

Pursuant to the provisions of the Joint Operating Agreement, our joint venture partner in Rajasthan Block has an obligation to pay the cash calls raised for the smooth functioning of petroleum operations. However, the joint venture partner in the block has withheld payment of certain cash calls and settled payments at exchange rates to its own benefit.

In addition, resolving the issue of Cost Oil Finalization by October 25, 2019 was one of the conditions of extension of the Rajasthan block PSC. Our joint venture partner has taken positions which are contrary to our application and interpretation of Rajasthan block Operating Agreement, PSC and certain office memorandum/notifications issued by the GoI. We, as Operator, have served a Notice of Arbitration pursuant to the Operating Agreement and the PSC to our joint venture partner dated March 1, 2019 and a detailed schedule of claim was filed on February 1, 2019. However, DGH vide their letter dated December 3, 2019 have delinked this issue as a pre-condition to PSC extension.

In May, 2018, DGH raised a demand for the GOI’s additional share of profit oil for the period up to March 31, 2017 based on the computation of disallowance of cost incurred over the initially approved Field Development Plan (“FDP”) of pipeline project $ 202 million and retrospective re-allocation of certain common costs between Development Areas (“DA’s”) of Rajasthan Block aggregating to $ 364 million, representing the share of Vedanta Limited and its subsidiary.

Subsequently, in January 2020, the Company received notifications from DGH on audit exceptions arising out of its audit for the FY 2017 - 18, which comprises of the consequential effects on profit oil due to the aforesaid matters and certain new matters on cost allowability plus interest aggregating to $ 645 million, representing share of Vedanta limited and its subsidiary, which have been suitably responded to by the Company.

3. Risks Relating to Our Industry

i) Commodity prices and the copper treatment and refinery charges or TcRc may be volatile, which may have a material adverse effect on our revenue, results of operations and financial condition.

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

For example, between fiscal year 2019 and fiscal year 2020, the price of Silver was increased by 7.4%, iron ore prices decreased by 19.5% and the average LME prices of zinc, lead, copper, Dated Brent and aluminium decreased by 12.4%, 8.0%, 7.6%, 13.4% and 14.1% respectively. Historically, international prices for crude oil and natural gas have fluctuated as a result of many macro-economic, geo-political and regional factors including the US – China trade war and, in March 2020, in order to limit the impact of economic contraction caused by COVID-19 on oil demand.

Substantial or extended declines in international crude oil and gas prices could have an adverse effect on the economics of existing/ proposed projects, capex outlay, business, financial condition and results of operations. For instance, we purchase copper concentrate at the LME price for copper metal for the relevant quotational period less a TcRc, that we negotiate with our suppliers, but which is influenced by the prevailing market rate for the TcRc. The TcRc has historically fluctuated independently and significantly from the copper LME price. We attempt to make the LME price a pass through cost for us as both our copper concentrate purchases and sales of finished copper products are based on LME prices. Nevertheless, we are also exposed to differences in the LME price between the quotational periods for the purchase of copper concentrate and sale of the finished copper products, and any decline in the copper LME price between these periods will adversely affect us. See “Item 5: Operating and Financial Review and Prospects - Factors Affecting Results of Operations - Metal and Oil Prices, Copper TcRc and Power Tariff”.

Similarly, a portion of our alumina requirements are sourced internally from our captive refinery at Lanjigarh and balance volumes are sourced from global suppliers at index-linked prices. The exposure to global prices indices affects the profitability of our aluminium operations. During fiscal year 2020, 51.3% of our alumina requirement was sourced from third parties. Further, the units of power generated by our commercial power generation business are also subject to price volatility.

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

Further for our public sector undertaking (“PSU”) buyers at our Rajasthan Block and all our buyers at Ravva and Cambay blocks, the crude oil is benchmarked to Bonny Light, an international low Sulphur crude oil published in Platt’s Crude Oil Market Wire on a daily basis. The pricing formula for PSU buyers also adjusts for differences in yield and quality. From fiscal year 2021, the private buyers at Rajasthan block are linked to Dated Brent. Any change in the prices of international crude benchmarks Brent and Bonny Light would impact the revenue from our oil and gas business.

The implied price realization of crude oil generally lies within the stated guidance of 2.0% - 4.0% discount to Dated Brent for Rajasthan, 3.0% - 5.0% to Dated Brent for Cambay and 1% - 4% to Dated Brent for Ravva, due to the prevailing oil market conditions. Movements in discount affect our revenue realization and any increase in quality differentials may adversely impact our revenues and profits. The current uncertainty in the market due to the COVID-19 global pandemic and expected demand contraction in the coming quarters may have an adverse impact on our crude oil sales and on the revenue.

Additionally, our profitability in our steel business is largely dependent on the prices of imported coking coal and movement in iron ore prices in the Indian domestic market which is volatile. Both coking coal and iron ore constitutes approximately 65.0% of our cost of production. Prices of iron and steel are influenced by several macro-economic factors. These include global economic slowdown, US-China trade war, supply chain destocking, government spend on infrastructure, the emphasis on developmental projects, demand-supply forces, the PMI in India and production and inventory levels across the globe specially China. We largely sell our iron and steel products in the Indian domestic market and prices of our products are subject to demand and supply factors and macro-economic factors. Any adverse movement in prices will have direct impact on realization and resultant margin.

ii) There are uncertainties inherent in estimating our ore reserves and mineral resources and oil, condensate and sales-gas reserves, and if the actual amounts of such reserves and resources are less than estimated, its results of operations and financial condition may be materially and adversely affected.

There are uncertainties inherent in estimating the quantity of ore reserves and mineral resources and in projecting future rates of production, including factors beyond our control. Estimating the amount of ore reserves and mineral resources is a subjective process, and the accuracy of any estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Estimates of different competent persons or experts may vary, and results of exploration, mining and production subsequent to the date of an estimate may lead to revision of estimates. For example, fluctuations in the market price of ore and other commodities, reduced recovery rates or increased production costs due to inflation or other factors may render proven and probable ore reserves containing relatively lower grades of mineralisation uneconomic to exploit and may ultimately result in a restatement of ore reserves. If the assumptions upon which estimates of ore reserves or resources have been based prove to be incorrect, or if ore reserve estimates differ materially from mineral quantities or grades that we may actually recover, estimates of mine or field life may prove inaccurate and market price fluctuations and changes in operating and capital costs may render certain ore reserves, mineral deposits or oil and gas deposits uneconomical to extract.

For example, there are differences between our estimates, our reserves and contingent resources and the estimates of DeGolyer and MacNaughton, independent petroleum engineering consultants, due to their different methodologies.

As a result, the ore reserves and mineral resources data contained in this annual report are subject to material assumptions and uncertainties. In the event that any of these assumptions and estimates turns out to be incorrect, we may need to revise our estimates downwards and this may adversely affect our business plans and the total value of our asset base, which could increase our costs and decrease profitability. If this occurs, our results of operations and financial condition may be materially and adversely affected.

iii) Changes in tariffs, royalties, cess, customs duties, export duties, government assistance may reduce our Indian market domestic premium and global trade restrictions, which would adversely affect our profitability and results of operations

Copper, zinc and aluminium are sold in the Indian market and they attract import duties. The GoI may reduce or abolish customs duties on any of these commodities in the future, although the timing and extent of such reductions cannot be predicted. As we sell the majority of the commodities we produce in India, any reduction in Indian tariffs on imports will increase imports of these commodities in India, which may impact our domestic market share and would have an adverse effect on our business, financial condition and results of operations. However, it is less probable that GoI may cut import duties at any time since its emphasis is on “Atmanirbhar Bharat” with particular focus on boosting domestic manufacturing.

We pay royalties to the state governments of Chhattisgarh and Rajasthan based on our extraction of bauxite and lead-zinc ore, respectively. Most significant of these is the royalty that HZL is required to pay to the state government of Rajasthan, where all of HZL’s mines are located, at a rate of 10.0%, with effect from September 1, 2014, of the zinc LME price payable on the zinc metal contained in the concentrate produced and 14.5% of the lead LME price payable on the lead metal contained in the concentrate produced and at a rate of 7% of silver LME price chargeable on silver-metal produced. Any upward revision to the royalty rates being charged currently may adversely affect our profitability. Additionally, the Department of Mines and Geology of the State of Rajasthan has raised additional demands for payment through several show cause notices to HZL for mining minerals associated with lead and zinc such as cadmium and silver. Similarly, our oil and gas business pays royalties and cess to the state governments and the Central Government in India at rates determined by the respective governments, linked to the volume or value of oil produced. Any adverse changes in these fiscal terms may adversely affect our profitability. Cess earlier being levied on volume was adversely affecting the net realization in a declining oil price scenario. In the budget of fiscal year 2016, levy of cess was made on an ad valorem basis. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Demands against HZL by Department of Mines and Geology- Demand for Royalty.” We pay royalties to the state government of Tasmania in Australia based on our extraction of copper ore. We also pay royalties to the government from our Zinc International business. In our iron ore business, we pay royalty on iron ore to the state governments of Goa at 15.0% of the average price declared periodically by the Indian Bureau of Mines and in Karnataka, royalty at 15.0% is borne by buyer. We used to pay export duty on export of iron ore at the rate of 30.0% ad valorem on the Free on Board (“FOB”) value of exports with effect from December 30, 2011 (the rate being 20.0% prior to December 30, 2011) and the GoI had reduced the rate of export duty on iron ore fines of less than 58 grade from 30.0% to 10.0% which is effective from June 1, 2015. The duty was further reduced to nil duty effective March 1, 2016, on exports of iron ore less than 58 grade. In April 2014, the Supreme Court of India ordered to create the Iron Ore Goa Permanent Fund, wherein all lease holders have to contribute 10.0% of sales value to this fund, See “Item 5 — Operating and Financial Review and Prospects — Factors Affecting Results of Operations — Government Policy” for details.

Changes in tax laws could also result in additional taxes payable by us. For example, the GoI raised the export duty on iron ore fines twice during 2011, first to 20.0% with effect from March 1, 2011 and then to 30.0% with effect from December 30, 2011. Currently, export duty is applicable on above 58 Fe grade iron ore only.

Towards end of fiscal year 2015, the MMDR Amendment Act is notified which brings greater transparency in granting of mineral concessions through an e-auction process. It also removes certain uncertainties relating to automatic renewals of mine leases for future periods. However, for existing mining leases, it notifies an amount not exceeding royalty, to be contributed to DMF for the benefit of people affected by mining and an additional amount equivalent to 2.0% of royalty to National Mineral Exploration Trust. DMF contribution was notified at 30.0% of the base royalty rate for the mines allocated other than through auction before September 2015.

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

Further, the GoI has enacted the Goods and Service Tax (“GST”) regime with effect from July 1, 2017, which is a unified, state of art taxation system, intended to integrate the Indian economy into a single unified market. The GST regime replaces the existing indirect tax regime consisting of central excise law and service tax law at the central level and respective state value- added tax law, entry tax law and luxury tax law at the state level. However, any significant future amendments under the GST regime may affect the overall tax efficiency, and may result in significant additional taxes becoming payable.

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

In addition, we are subject to the general risk of doing business overseas and may therefore be affected by global trade wars. For example, there is global economic uncertainty following the recent announcement by the United States to levy certain import tariffs on certain Chinese goods. Also, the decision of OPEC and OPEC plus countries on oil production can have major impact on international crude oil prices and thereby impact our oil and gas business.

Further, the recent skirmishes and face-offs between China and India and the developing strain on the diplomatic relations between India and China may impact our operations. The aluminium and power division of Vedanta Limited procures several spares and consumables, carbon-related commodities and relining material, alloys and other smaller items from China. While these items are available globally, they were procured from China due to competitive pricings. Alternative sourcing for commodities, alloying, relining, etc. may result in a slight cost increase on these products. On capital projects, Chinese vendors are working on some projects such as the Lanjigarh volume debottlenecking and flue-gas desulfurization for Vedanta Limited’s power plants. They also provide the various technology for our refinery, smelters and power plants. Whilst Vedanta Limited is actively monitoring these developments and any other indirect impact that may arise across its operations and dynamically evaluating all opportunities and risks to ensure business continuity, there can be no assurance that any of the above circumstances would not adversely affect Vedanta Limited’s results of operation and financial condition.

iv) The upstream oil and gas industry is dependent on a limited number of global vendors for key equipment and services

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

v) There are particular risks and hazards associated with mining and oil exploration activities

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

vi) We may be affected by competition law in India and any adverse application or interpretation of the Competition Act could adversely affect our business

The Competition Act, 2002, as amended (the “Competition Act”), regulates practices having an appreciable adverse effect on competition in the relevant market in India. Under the Competition Act, any formal or informal arrangement, understanding or action in concert, which causes or is likely to cause an appreciable adverse effect on competition is considered void and results in the imposition of substantial monetary penalties. Further, any agreement among competitors which, directly or indirectly, involves the determination of purchase or sale prices, limits or controls production, supply, markets, technical development, investment or provision of services, shares the market or source of production or provision of services by way of allocation of geographical area, types of goods or services or number of clients in the relevant market or, directly or indirectly, results in bid-rigging or collusive bidding is presumed to have an appreciable adverse effect on competition. The Competition Act also prohibits abuse of a dominant position by any enterprise. The Competition Commission of India (the “CCI”), has extra-territorial powers and can investigate any agreements, abusive conduct or combination occurring outside India if such agreement, conduct or combination has an appreciable adverse effect on competition in India. Our operations in India are currently not subject to any outstanding proceedings under the Competition Act. However, if our operations in India are affected, directly or indirectly, by the application or interpretation of any provision of the Competition Act, or any enforcement proceedings initiated by the CCI, or any adverse publicity that may be generated due to scrutiny or prosecution by the CCI or if any prohibition or substantial penalties are levied under the Competition Act, it would adversely affect our business, cash flows and results of operation.

4. Risk Relating to Our Relationship with Vedanta

i) We are controlled by Vedanta and our other shareholders’ ability to influence matters requiring shareholder approval will be extremely limited

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

As long as Vedanta, through its subsidiaries, owns a majority of our outstanding equity shares, Vedanta may have the ability to control or influence significant matters requiring board approval and to take shareholder action without the vote of any other shareholder, and the holders of our equity shares and ADSs will not, in such circumstances, be able to affect the outcome of any shareholder vote. Vedanta will have the ability to control all matters affecting us. In the event Vedanta ceases to be our majority shareholder, we will be required to immediately repay some of our outstanding long-term debt which could impact our liquidity. Additionally, Vedanta has reported a material uncertainty relating to its going concern in its most recent financial statement for the financial year ended March 31, 2020.

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

ii) Vedanta may decide to allocate business opportunities to other members of the Vedanta Group instead of us, which may have a material adverse effect on our business, results of operations, financial condition and prospects

Vedanta’s control of us means it can determine the allocation of business opportunities among us, itself and its other subsidiaries. Vedanta may determine to have any other entity instead of us, pursue business opportunities in the zinc, oil and gas, copper, iron ore, aluminium or commercial power generation business, or any other business, or cause such companies or us to undertake corporate strategies, the effect of which is to benefit such companies instead of us and which could be detrimental to our interests. If Vedanta were to take any such actions, our business, results of operations, financial condition and prospects could be materially and adversely affected and the value of our equity shares and the ADSs may decline.

iii) We have issued several guarantees as security for the obligations of certain of our subsidiaries and other companies within the Vedanta Group and we will have liability under these guarantees in the event of any failure by such entities to perform their obligations, which could have a material adverse effect on our results of operations and financial condition

We have issued several guarantees in respect of the obligations of certain of our subsidiaries and other companies within the Vedanta Group, including guarantees on the issuance of customs and excise duty bonds, performance bank guarantees while bidding for supply contracts or in lieu of advances received from customers, bank guarantees for securing supplies of materials and services etc. Our outstanding guarantees cover obligations aggregating ₹ 77,448 million and ₹ 64,878 million ($ 861 million) as of March 31, 2019 and March 31, 2020, respectively the liabilities for which have not been recorded in our consolidated financial statements. These are contractual guarantees and are enforceable if the terms and conditions of the contracts are not met and the maximum liability on these contracts is the amount mentioned above. The Group does not anticipate any liability on these guarantees. See “Note 33: Commitments, guarantees, contingencies and other disclosures” of Notes to the Consolidated Financial Statements.

iv) Any disputes that arise between us and Vedanta or other companies in the Vedanta Group could harm our business operations

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

v) Some of our directors and executive officers may have conflicts of interest because of their positions in Vedanta

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

vi) As a foreign private issuer and a “controlled company” within the meaning of the New York Stock Exchange (“NYSE”) rules, we are subject to different NYSE rules than non-controlled domestic US issuers. Consequently, the corporate governance standards which we are required to adhere to are different than those applicable to such companies, which may limit the information available to, and the shareholder rights of, holders of our ADSs

We qualify as a “controlled company” within the meaning of the NYSE rules as Vedanta has effective control of a majority of our equity shares. This will allow Vedanta to, among other things, control the composition of our Board of directors and direct our management and policies.

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

5. Risks Relating to Investments in Indian Companies, Global Economic Conditions and International Operations

i) A substantial portion of our assets and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India

A substantial portion of our assets and employees are located in India and we intend to continue to develop and expand our facilities in India. Consequently, our financial performance and the market price of our equity shares and ADSs will be affected by changes in exchange rates and controls, interest rates, changes in government policies, including taxation policies, the outbreak of infectious diseases, including the COVID-19 pandemic, social and civil unrest and other political, social and economic developments in or affecting India.

The GoI exercises significant influence over many aspects of the Indian economy. Since 1991, successive Indian governments have pursued policies of economic liberalization, including by significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian Central and State governments in the Indian economy as producers, consumers and regulators has remained significant and we cannot assure you that such liberalization policies will continue. The rate of economic liberalization could change, and specific laws and policies affecting metals and mining companies, foreign investments, currency exchange rates and other matters affecting investment in India could change as well. Many agencies have forecasted a negative economic growth of India for FY 2020-21 due to severe impact of COVID-19 pandemic. In particular, the Indian economy continues to be disrupted by the COVID-19 pandemic where given the rapidly changing implications of the spread of the COVID-19 pandemic, it is difficult to assess the full nature and extent of the impact that the outbreak will have on the Indian economy. Declining economic growth may reduce the revenue collection of GoI while expenditure may rise to provide relief to the vulnerable sections of the society to help them survive in the COVID-19 pandemic scenario. In such a scenario, ability of Central as well as State Governments to continue reforms in terms of reduction in duties and taxes for corporates may be restrained. On the contrary, Governments may look to raise duties and taxes in order to recover the loss of revenue, which might impact our business. Similarly, international geo-political situation and pace of economic recovery elsewhere in the world may impact decision making of GoI and thereby affect investment climate in India.

ii) As the domestic Indian market constitutes the major source of our revenue, the downturn in the rate of economic growth in India or other countries due to the unprecedented and challenging global market and economic conditions, or any other such downturn for any other reason, will be detrimental to our results of operations

In fiscal year 2020, approximately 64.9% of our revenue was derived from commodities that we sold to customers in India. The performance and growth of our business are necessarily dependent on the health of the overall Indian economy. Any downturn in the rate of economic growth in India, whether due to political instability or regional conflicts, economic slowdown elsewhere in the world or otherwise, may have a material adverse effect on demand for the commodities we produce. The Indian economy is also largely driven by the performance of the agriculture sector, which depends on the quality of the monsoon, which is difficult to predict. In the past, economic slowdowns have harmed manufacturing industries, including companies engaged in the steel, copper, zinc, aluminium and power sectors, as well as the customers of manufacturing industries. Any future slowdown in the Indian economy could have a material adverse effect on the demand for the commodities we produce and, as a result, on our business, financial condition and results of operations.

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

The Indian economy and financial markets are also significantly influenced by worldwide economic, financial and market conditions. Any financial turmoil, especially in the United States, UK, Europe or China, may have a negative impact on the Indian economy. Although economic conditions differ in each country, investors’ reactions to any significant developments in one country can have adverse effects on the financial and market conditions in other countries. A loss in investor confidence in the financial systems, particularly in other emerging markets, may cause increased volatility in Indian financial markets.

For instance, on June 23, 2016, the UK held a referendum on its membership of the European Union and voted to leave (Brexit). whose deadline was extended until October 31, 2019. The withdrawal of the UK from the European Union took effect as of January 31, 2020 and the UK and European Union entered into an eleven-month transition period ending on December 31, 2020. During this transition period, the UK and European Union will negotiate trade agreements that will determine the terms of future trade and tariffs between them. There is significant uncertainty at this stage as to the impact of Brexit on general economic conditions in the UK and the European Union and any consequential impact on global financial markets. As Brexit could give rise to increased volatility in foreign exchange rate movements and the value of equity and debt investments. As the UK Prime Minister had set the deadline of October 15, 2020 for a post-Brexit trade agreement with the European Union, uncertainties surrounding the final outcome of the negotiation and the economic impact could lead to a further slowdown and instability in financial markets. This and any prolonged financial crisis may have an adverse impact on the Indian economy, thereby resulting in a material adverse effect on our business, financial condition and results of operations.

Further, there had been standoff between the military of India and China in the Line of Actual Control, which culminated to violence between the soldiers of two countries in mid June 2020. Following that a number political and economical measures have been taken by GoI to pacify the tension as well as making India more self-reliant. The GoI on July 23, 2020 put restrictions on Public Procurement (e.g. public sector banks and financial institutions, Autonomous Bodies, Central Public Sector Enterprises (“CPSEs”) and Public Private Partnership projects receiving financial support from the Government or its undertakings) from certain countries on grounds of defence of India, or matters directly or indirectly related thereto including national security. As per the order any bidder from such countries sharing a land border with India will be eligible to bid in any procurement whether of goods, services (including consultancy services and non-consultancy services) or works (including turnkey projects) only if the bidder is registered with the Competent Authority. This excludes countries to which GoI extends lines of credit or provides development assistance. After banning 59 mobile applications, mostly Chinese, Indian Government made the amendment in import policy for certain colour television sets from ‘Free’ to ‘Restricted’ on July 30, 2020. All these measures may lead to reduction of dependency on China and boost India’s domestic manufacturing which in turn makes India’s more self-reliant.

Though such restrictions have limited direct bearing on our business, a prolonged logjam over border row between the two military super powers increases uncertainties over regional political stability and economic revival. Retaliatory measures by either of the two countries may increase the risk in the areas of trade, procurement and investment which may affect our operation.

Such economic downturn and adverse credit market conditions, whether in response to the COVID-19 pandemic, Brexit, global trade wars or other factors, may negatively impact the Company as well as its customers and suppliers. In addition, The Company’s and its customers’ and suppliers’ access to capital and funding sources, cost of capital and ability to meet liquidity needs could be adversely affected in a prolonged economic downturn or deterioration in the global economies, which in turn could have a material adverse impact on the Company’s business, financial condition and results of operations.

iii) Terrorist attacks and other acts of violence involving India, the MENA region or other neighboring countries could adversely affect our operations directly, or may result in a more general loss of customer confidence and reduced investment in these countries that reduces the demand for our products, which would have a material adverse effect on our business, financial condition and results of operations

Terrorist attacks and other acts of violence or war involving India or other neighboring countries may adversely affect the Indian markets and the worldwide financial markets. The occurrence of any of these events may result in a loss of business confidence, which could potentially lead to economic recession and generally have a material adverse effect on our business, financial condition, and results of operations.

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

iv) If natural disasters or environmental conditions in India, including floods and earthquakes, affect our mining and production facilities, our revenue could decline

Our mines and production facilities are spread across India, and our sales force is spread throughout the country. Natural calamities such as floods, rains, heavy downpours (such as heavy downpours in Tuticorin in 2008 which caused the closure of our Tuticorin facilities for two to three days, as well as the rains in Mumbai and other parts of the State of Maharashtra in 2005 and other states in 2006) and earthquakes could disrupt our mining and production activities and distribution chains and damage our storage facilities. Unusually heavy rains during the monsoon season in the years 2006 and 2013 in the states of Rajasthan and Gujarat triggered floods and caused destruction in these states. The area in which the Mangala field is located experienced flooding which directly affected existing well-sites and roads. Other regions in India have also experienced floods, earthquakes, tsunamis and droughts in recent years.

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

Any incidents or outages in the future could have a material adverse effect on the Company’s operations and financial condition.

v) Currency fluctuations among the Indian Rupee, the US dollar and other currencies could have a material adverse effect on our results of operations

Although substantially all of our revenue is tied to commodity prices that are typically priced by reference to the US dollar, most of our expenses are incurred and paid in Indian Rupees and, to a lesser extent, Australian dollars, Euros, Namibian dollars and South African Rands. In addition, in fiscal year 2020, 35.1% of our revenue was derived from commodities that we sold to customers outside India. The exchange rates between the Indian Rupee and the US dollar and between other currencies and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. See “Item 10: Additional Information – D. Exchange Controls”. Our results of operations or financial condition could be adversely affected if the US dollar depreciates against the Indian Rupee or other currencies. We seek to mitigate the impact of short-term movements in currency on our businesses by hedging our short-term exposures progressively based on their maturity. However, large or prolonged movements in exchange rates may have a material adverse effect on our business, financial condition and results of operations.

vi) If India’s inflation worsens or the prices of oil or other raw materials were to rise, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses

India has experienced significant price inflation in the past. In addition, international prices of crude oil and natural gas have recently experienced significant volatility. Inflation, increased transportation costs and an increase in energy prices generally, which may be caused by a rise in the price of oil, or an increase in the price of coking coal and Iron ore in particular, could cause the Company’s costs for raw material inputs required for production of our products to increase, which may have a material adverse effect on our results of operations and financial condition if we cannot pass these added costs on to customers.

vii) Stringent labor laws in India may adversely affect our profitability

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

viii) Political, economic and social risks associated with investments in countries other than India could have an adverse effect on our business

In addition to operating in India, we currently operate and have projects in various other jurisdictions including South Africa, Namibia, UAE, Ireland, Australia, Japan, South Korea, Taiwan and Liberia. Certain of these countries are subject to political, economic and social developments that may, individually or in combination, create risks for investors that may be more difficult to predict or measure than would be the case in certain developed economies. Any political instability could have an adverse impact on the economy as a whole. Political disruptions and civil unrest that may occur in any of these countries could potentially have an adverse effect on exports and, consequently, on our business, financial condition and results of operations. For example, the Ebola epidemic in Liberia resulted in stoppage of drilling and exploration work for iron ore during fiscal year 2015. We evacuated staff in Liberia owing to the Ebola risk in 2015. In consideration of the suspension of exploration in Liberia, low iron ore prices, geo-political factors and no plans for any substantive expenditure resulting in continued uncertainty in the project, an impairment charge of $ 228 million had been recognized, in fiscal year 2016.

ix) Global economic conditions have been unprecedented and challenging and have had, and continue to have, an adverse effect on the Indian financial markets and the Indian economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs

Global market and economic conditions have been unprecedented and challenging and have resulted in tighter credit conditions and recession in most major economies in the last several years. Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical issues, the availability and cost of credit, and the global housing and mortgage markets have contributed to increased market volatility and diminished expectations across various economies. These conditions, combined with volatile oil prices, declining business and consumer confidence and increased unemployment, have contributed to volatility of unprecedented levels.

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

x) There are certain differences in shareholder rights and protections between the laws of India and the United States and between governance standards for a US public company and a foreign private issuer such as us

We are incorporated in India and investors should be aware that there are certain differences in the shareholder rights and protections between the laws of India and the United States. There are also certain differences in the corporate governance standards for a domestic US issuer and those applicable to a foreign private issuer such as us. See “Item 10. Additional Information – B. Memorandum and Articles of Association – Comparison of Shareholders’ Rights.”

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

xi) The filing of an insolvency petition under the new bankruptcy code in India by our creditors may affect the Company’s revenues and financial condition

The Insolvency and Bankruptcy Code, 2016, as amended (“Bankruptcy Code”) was notified on August 5, 2016. The Bankruptcy Code encompassing all companies, partnerships and individuals (other than financial firms) and allows creditors to assess the viability of a debtor as a business decision, and agree on a plan for its revival or a speedy time bound liquidation. The Bankruptcy Code creates a new institutional framework, consisting of a regulator, insolvency professionals, information utilities and adjudicatory mechanisms, which will facilitate a formal and quicker insolvency resolution and liquidation process. Under the Bankruptcy Code, any financial or operational creditor as well as the Company may approach the NCLT to initiate a corporate insolvency resolution process against a debtor upon default in repayment of at least ₹ 100,000 equivalent to approximately $ 1,337. On receipt of an application from a creditor, the NCLT is required to either admit or reject the application within a period of 14 days from the date of the application. If application is admitted, an interim resolution professional is appointed for managing the affairs of the debtor and a moratorium is declared for a period of 180 days which can further be extended by 90 days prohibiting, inter alia, institution/continuation of suits against the debtor and transfer/disposal of assets of the debtor. The committee of creditors formed by the interim resolution professional is required to formulate a resolution plan to be approved by the NCLT. If no resolution plan is agreed upon by the creditors or if the NCLT rejects the resolution plan, liquidation proceedings are commenced against the debtor. If the Bankruptcy Code provisions are invoked by any of our creditors, it may adversely and materially affect our revenues and financial conditions

6. Risks Relating to Our ADSs

i) Substantial future sales of our equity shares or ADSs in the public market, or the perception of such sales, could cause the market price of our ADSs to fall

If our existing shareholders sell a substantial number of our equity shares in the open market, or if there is a perception that such sale or distribution could occur, the market price of our equity shares and ADSs could be adversely affected. These sales, or the perception that these sales could occur, also might make it more difficult for us to sell securities in the future at a time or at a price that we deem appropriate or pay for acquisitions using our equity securities.

As of March 31, 2020, we had 3,717,504,871 equity shares outstanding, including 261,780,208 equity shares represented by 65,445,052 ADSs. All our 3,717,196,639 outstanding equity shares are freely tradable on the NSE and BSE, pending allotment and listing of 308,232 equity shares as they are under dispute. Furthermore, Vedanta, through Twin Star and other investment companies, continued to have effective control over 1,863,458,132 of our total outstanding equity shares, which represented 50.1% of our outstanding share capital as of August 14, 2020.

ii) Fluctuations in the exchange rate between the Indian Rupee and the US dollar could have a material adverse effect on the value of our ADSs, independent of our actual operating results

The price of the ADSs is quoted in US dollars. Our equity shares are quoted in Indian Rupees on the NSE and BSE. Any dividends in respect of our equity shares will be paid in Indian Rupees and subsequently converted into US dollars for distribution to ADSs holders.

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

iii) Transfers of the underlying shares by person’s resident outside India to residents of India are subject to certain pricing norms

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

iv) Holders of ADSs may be restricted in their ability to exercise preemptive rights under Indian law and thereby may suffer future dilution of their ownership positions

Under the Indian Companies Act, the holders of equity shares of a company incorporated in India have a preemptive right to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares by the company, unless the preemptive rights have been waived by adopting a special resolution passed by 75.0% of the shareholders present and voting at a general meeting.

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

v) We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to US Holders

Based on the market prices of our equity shares and ADSs and the composition of our income and assets, including goodwill, although not clear, we do not believe we were a PFIC for United States federal income tax purposes for our taxable year ended March 31, 2020. However, the application of the PFIC rules is subject to uncertainty in several respects and, therefore, the US Internal Revenue Service may assert that, contrary to our belief, we were a PFIC for such taxable year. Moreover, although the asset test (defined below) is required to be calculated based on the fair market value of our assets, we did not do a valuation of our assets and our belief that we were not a PFIC for our taxable year ended March 31, 2020 is, in part, based on the book value of our assets. A non-United States corporation will be considered a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75.0% of its gross income for such year is passive income or (2) at least 50.0% of the total value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets, including cash, that produce or are held for the production of passive income, or passive assets. In addition, a separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the aggregate value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and equity shares, fluctuations in the market price of the ADSs and equity shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. Accordingly, we cannot assure you that we will not be a PFIC for the taxable year that will end on March 31, 2021 or any future taxable year. If we were a PFIC for any taxable year during which a US Holder (as defined under “Item 10: Additional Information—E. Taxation—United States Federal Income Taxation”) holds an ADSs or an equity share, certain adverse United States federal income tax consequences could apply to the US Holder. See “Item 10: Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company”.

vi) If a United States person is treated as owning at least 10% of our ADSs or equity shares, such holder may be subject to adverse U.S. federal income tax consequences.

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

Our Company identification number is L13209MH1965PLC291394. Our registered office is presently situated at 1st Floor, C wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai—400 093, Maharashtra, India. Our registered office was relocated from the state of Goa to the state of Maharashtra, with effect from February 2, 2017. The telephone number of our registered office is (91) 022 6643 4500. The register of members of the Company is maintained at the registered office of the Company and also at the office of the Company’s Registrar and Transfer Agent, KFin Technologies Private Limited (earlier known as Karvy Fintech Private Limited), Hyderabad. Our website address is http://www.vedantalimited.com. Our agent for service of process in the United States is CT Corporation System and are located at 111 Eighth Avenue, New York, New York 10011.

Our equity shares are listed and traded on the NSE and the BSE. Our American Depositary Receipts (“ADRs”) are quoted on the NYSE (NYSE:VEDL).

Our equity shares are beneficially held by the Twin Star, Finsider, Westglobe and Welter Trading, which are in turn wholly-owned subsidiaries of Vedanta. Twin Star, Finsider, Westglobe and Welter Trading held 37.1%, 10.8%, 1.2%, 1.0%, respectively, of our share capital as of March 31, 2020.

SIIL was incorporated in Kolkata, the state of West Bengal, India as Rainbow Investment Limited on September 8, 1975 under the laws of India. SIIL’s name was subsequently changed to Sterlite Cables Limited on October 19, 1976 and then to SIIL on February 28, 1986.

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

In 2007, Vedanta, through its subsidiaries, acquired 51.0% of Sesa Goa from Mitsui Co. Ltd. which was subsequently increased to 55.13% by fiscal year 2013. Sesa Goa was incorporated as a private company under the laws of India in Panaji, state of Goa, India on June 25, 1965 as Sesa Goa Private Limited. It became a public limited company following a public offering of its shares in 1981. On December 8, 2011, Sesa Goa along with its subsidiary Sesa Resources Limited, completed the acquisition of 20.1% of the equity share capital of Cairn India Limited (now Vedanta Limited - oil and gas business). Prior to the Cairn India Merger with Vedanta Limited, we had a total ownership interest of 59.89% in Cairn India Limited (now Vedanta Limited - oil and gas business) (including equity interests held through its other subsidiary, TMHL)

On February 25, 2012, an all-share merger of Sesa Goa and SIIL to create Sesa Sterlite was announced to give effect to the consolidation and simplification of corporate structure through two series of transactions (together the “Re-organization Transactions” consisting of the “Amalgamation and Re-organization Scheme” and the “Cairn India Consolidation”). Pursuant to the share purchase agreement dated February 25, 2012 between BFL, a wholly owned subsidiary of Sesa Goa and VRHL, BFL acquired 38.7% shareholding in Cairn India Limited ( now Vedanta Limited - oil and gas business) and an associated debt of $ 5,998 million by way of acquisition of TEHL, for a nominal cash consideration of $ 1 (“Cairn India Consolidation”).

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

Pursuant to the order dated May 30, 2018 of NCLAT, the Company implemented the approved Resolution Plan for ESL. In term of the approved Resolution Plan, on June 4, 2018, the Company, through its subsidiary Vedanta Star Limited (“VSL”) acquired management control over ESL as the previous board of directors of ESL was reconstituted on that date. Further, on June 15, 2018, pursuant to the allotment of shares to VSL, VSL held 90.0% of the paid up share capital of ESL. ESL was admitted under corporate insolvency resolution process in terms of the IBC.

In furtherance with the resolution plan and the letters submitted to stock exchanges on June 4, 2018 and June 5, 2018, delisting was an integral part of the Resolution Plan. ESL had intimated the same to its existing shareholders along with the Delisting Price of ₹ 9.54 per equity share as per the approved Resolution plan. During the delisting period, commencing from October 11, 2018 and ending on October 17, 2018 (“Delisting Period”), 46,957 Equity shares representing 0.002% of the paid-up share capital of ESL were validly tendered by the shareholders of ESL. The shares of ESL were delisted from NSE and BSE with effect from December 20, 2018 (“Date of Delisting”). Post delisting VSL has provided an exit opportunity to the Residual Public Shareholders of the Company (other than VSL), holding 196,120,385 equity shares in ESL (“Offer Shares”), who were unable to participate in the delisting offer or who unsuccessfully tendered their Equity Shares during the Delisting Period (“Residual Public Shareholders”), to tender their equity shares for a period of one year from the Date of Delisting, which ended on December 19, 2019.

With the conclusion of the tender period on December 19, 2019 and subsequent to the approval granted by NCLT, Kolkata Bench for the Scheme of Amalgamation of Vedanta Star Limited with Electrosteel Steels Limited, Vedanta Limited will now directly hold 95.49% in ESL as on March 31, 2020.

We had initiated the liquidation of TMHL, TEHL and SSMHL as part of an internal restructuring which has been accepted by Director of Insolvency, Mauritius in fiscal year 2020. TMHL was dissolved with effect from May 19, 2019, TEHL was dissolved with effect from May 21, 2019 and SSMHL was dissolved with effect from May 21, 2019.

During the Fiscal Year 2020, the following events took place:

1.	Acquisition of Ferro Alloys Corporation Limited

Pursuant to the order dated January 30, 2020 of NCLT, the Company is implementing the approved Resolution Plan for Ferro Alloys Corporation Limited (“FACOR”).

FACOR was admitted under corporate insolvency resolution process in terms of the IBC of India on July 6, 2017.

Sterlite Power Transmission Limited, a fellow subsidiary of Vedanta Limited submitted a Resolution Plan on October 30, 2019 and post negotiations was declared a successful resolution applicant. The approved Resolution Plan allowed the Successful Resolution Applicant to implement the plan through one of its other group companies and through the letter dated January 30, 2020 to the Resolution Professional, Vedanta Limited undertook to implement the Resolution Plan and complete the acquisition of FACOR. In furtherance with the resolution plan and the letters submitted to stock exchanges on February 4, 2020, delisting was an integral part of the Resolution Plan. The shares of FACOR were delisted from BSE with effect from March 17, 2020 (“Date of Delisting”). The closing of transaction was delayed due to the COVID-19 lockdown in India and is expected to conclude in second quarter of fiscal year 2021.

FACOR is a company in the business of producing Ferro Alloys and owns a Ferro Chrome plant with capacity of 72,000 TPA, two operational Chrome mines and 100 MW of Captive Power Plant through its subsidiary, FACOR Power Limited (“FPL”).

2.	Acquisition of Global Coke Limited

Vedanta Limited acquired the Sindhudurg unit of Global Coke Limited on July 28, 2019. Pursuant to an order of NCLT dated February 19, 2019, Global Coke Limited went into liquidation. The Liquidator, pursuant to the IBC issued the sale notice on May 31, 2019 inviting bids for acquiring the units/ business of Global Coke Limited.

The acquisition complements backward integration opportunity for the Company’s existing pig iron division and also increase Company’s footprint in met coke market in south western part of India.

3.	Amalgamation of Vedanta Star Limited with Electrosteel Steels Limited

With approval granted by NCLT, Kolkata Bench, for the Scheme of Amalgamation of Vedanta Star Limited with ESL, Vedanta Limited now directly holds 95.49% in ESL.

Material events subsequent to close of financial year

The Company vide letter dated May 12, 2020 has informed the stock exchanges that the Company has received a letter dated May 12, 2020 from one of the members of the promoter and promoter group of the Company (“Promoter Group”) namely, Vedanta Resources Limited (“Vedanta”) wherein Vedanta has expressed its intention to, either individually or along with one or more subsidiaries, acquire all fully paid-up equity shares of the Company (“Equity Shares”) that are held by the public shareholders of the Company (as defined under the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009, as amended (“Delisting Regulations”), to be referred to as “Public Shareholders”) and consequently voluntarily delist the Equity Shares from BSE and NSE, the recognized stock exchanges where the Equity Shares are presently listed (“Stock Exchanges”), in accordance with the Delisting Regulations (“Delisting Proposal”) and if such delisting is successful, then to also delist the Company’s America Depositary Shares from the NYSE and deregister the Company from the SEC, subject to the requirements of the NYSE and the SEC.

Further, the board of directors of the Company in their meeting held on May 18, 2020 have considered and granted their approval for the said Delisting Proposal and to seek shareholders’ approval for the said proposal. The Company has obtained the approval of its shareholders by way of special resolution through postal ballot and remote e-voting on June 24, 2020 for voluntary delisting of its equity shares from BSE and NSE.

Further, the Company, in due course, will undertake necessary steps under the said Delisting Regulations.

Our Form 20-F and other filings can be viewed on our website at www.vedantalimited.com as well as the SEC website at www.sec.gov

B. Business Overview

OUR INDUSTRY

Unless otherwise indicated, all data relating to the zinc industry contained in this Annual Report is primarily derived from Wood Mackenzie. Unless otherwise indicated, all data relating to the aluminum industry contained in this Annual Report is primarily derived from CRU Aluminum Market Outlook (“CRU”). Unless otherwise indicated, all data relating to the oil and gas industry contained herein is primarily derived from US Energy Information Administration. Unless otherwise indicated, all data relating to the iron ore industry contained herein is primarily derived from the Resources and Energy Quarterly. Unless otherwise indicated, all data relating to the steel industry contained herein is primarily derived from the World Steel Association and Joint Plant Committee.

Unless otherwise indicated, all financial and statistical data relating to the power industry in India in this Annual Report is derived from the research presentations of National Power Portal and Central Electricity Authority. The data may have been re-classified for the purpose of presentation.

Unless otherwise stated, the years mentioned in this disclosure contained herein are calendar years.

MARKET REVIEW

Global Economy and Commodity Markets

The global economy in 2019 faced twin headwinds of geopolitical uncertainty and sluggish growth in advanced economies and emerging markets. Broadly speaking, economic performance remained weak across most major economies such as the Group of 7 (G-7) and BRICS nations (Brazil, Russia, India, China and South Africa) due to a confluence of several factors, including the US-China trade tensions, Brexit and the fear of deglobalisation. The year saw tepid consumer and investor confidence and weak manufacturing and trade. This significantly undercut commodity demand, thereby negatively impacting prices.

The start of 2020 showed signs of recovery following the Phase-1 trade pact between the United States and China, diminished fears of a no-deal Brexit and reduced geopolitical tensions. The effect of global central banks pursuing an accommodative monetary policy also helped partially revive the overall market sentiment.

However, these early signs of stabilisation were severely impacted by the ongoing risk posed by the ongoing COVID-19 global pandemic. The human and economic cost of the pandemic is already immeasurable and all countries across the world are working hard in solidarity to protect people and limit the economic impact felt around the world. According to US Bureau of Labour Statistics, US Department of Labour, the number of unemployed persons in the US household was 13.6 million in August 2020. As per the US Bureau of Economic Analysis, US economy shrank by an annualized rate of 31.7% in second quarter of 2020 from the preceding quarter. As per the Organisation for Economic Co-operation and Development, GDP of European Union posted a negative 11.4% growth in the second quarter of 2020 compared to the previous three months.

The International Monetary Fund (“IMF”) has pegged global growth in 2019 at 2.9%. For 2020, however, the IMF projects a negative outlook, with a 3% contraction in the overall global output. In one of the remarkable moves the US oil futures fell to below zero for WTI for the first time in history. For the very near term the pace of the economic recovery is expected to be sluggish. Once the economies recover, global growth is expected to revive partially and register year on year growth of 5.8% in 2021.

Globally governments are taking concerted action to overcome the COVID-19 pandemic and its economic effects, including implementing broad-based monetary and government expenditure policies to shore up economic activity. Countries including India have announced immediate economic relief and support to various strata of the population.

Opportunities for the Company

Globally, the concerted actions of monetary and fiscal policy measures have been observed by individual countries as well as international financial institutions to help the global economy combat the slowdown. These ongoing measures are likely to provide support to improve demand for commodities. There are early signs that industrial activities in China are recovering with the Manufacturing PMI for August 2020 jumping to 53.1, highest since January 2011 and up from a record low of 40.3 in February 2020. Against this backdrop it is expected that global commodity prices will slowly recover, particularly across metal prices, something that Vedanta Limited is well positioned to benefit from.

Growing urbanisation and ongoing investment in infrastructure will support the use of galvanised steel, especially in emerging economies such as China and India. In addition, China’s stringent environmental norms and efforts to improve industrial utilisation are likely to deter new capacity additions. This supportive demand-supply dynamic for zinc is likely to augur well for Vedanta, one of the world’s largest zinc producers. At Vedanta, we remain on track to become the world’s largest integrated zinc-led silver producer in two years, while maintaining our cost leadership.

Recent developments in the sourcing of alumina have provided us with a cost advantage in the aluminium business. We have been able to reduce our costs considerably with the structural changes and enhanced backward integration. There is also significant development in our energy business. We have emerged as a successful bidder for the Jamkhani coal block in Odisha. This, along with our Chotia mine in Chhattisgarh, will strengthen our coal security for the aluminium business.

Thus, our diversified commodity portfolio and relentless emphasis on costs and digital implementation positions us well to take advantage of the expected demand upswing, and the resulting improvement in commodity prices.

The Indian Economy

India is Vedanta Limited’s primary market which we believe has immense potential, as the fundamentals for growth remain intact. 2019 has been particularly challenging for the Indian economy with a slowing growth rate, declining exports, rising inflation and a downturn in manufacturing output. However, the Union government and the RBI have announced slew of policy decisions, aimed at bolstering market sentiment and reviving growth.

These include the biggest corporate tax cut in 28 years to encourage private investment and successive interest rate cuts by the RBI.

Reforms in the IBC including the enforcement of a stringent timeline for the insolvency resolution process have forced a behavioural change, leading to resolution of more cases. The GoI has also embarked on an ambitious divestment programme, more than doubling its current target by focusing on strategic sales.

The GoI has also announced a plethora of reforms aimed at pushing growth and investment in our specific areas of operation. The cornerstone of investment spending will come from the ₹ 102 trillion National Infrastructure pipeline (“NIP”), which aims to ease bottlenecks and to kick-start the economy. It includes projects under implementation in various government schemes such as Housing for All (“PMAY”), Smart Cities, Dedicated Freight Corridors, Sagarmala, Bharatmala, and Jal Jeevan Mission, apart from participation from the private sector.

This is also expected to be beneficial for related sectors such as steel, base metals, cement, power transmission and distribution. The expansion of the national gas grid announced in the Union Budget 2020 and expected reforms to facilitate transparent price discovery are expected to significantly enhance the domestic gas market. While the Indian economy had witnessed increasing growth rates by the fourth quarter of fiscal year 2020, the COVID-19 situation brought production and the economic activity in the country to a standstill. The Union Government announced consecutive lockdowns to maintain social distancing and arrest the spread of the pandemic.

OPPORTUNITIES FOR VEDANTA LIMITED

India-focused growth agenda

Despite challenges in the global economy, India’s economic growth is supported by a sound fiscal policy framework, strong regulatory mechanism, wide-ranging structural reforms undertaken by the GoI and the states as well as a robust democratic ecosystem that continues to underline the importance of transparency in corporate governance.

Rapid adoption of technology, growing confidence of global investors in the performance of the Indian economy and a young, aspiring and productive population further helped spur growth prospects. In 2019, India became the world’s fifth largest economy, ahead of France and the UK in terms of nominal GDP. The road ahead continues to be attractive for India, despite macroeconomic headwinds.

Going forward, we expect to see emphasis on infrastructure development on account of a burgeoning workforce and wide-ranging urbanisation. The Government’s vision entails over ₹ 100 trillion expenditure on infrastructure, coupled with concrete steps towards decarbonisation and promotion of electric mobility. These initiatives are expected to strengthen the country’s demand for commodities, given that India’s per capita consumption of all metals including steel, aluminium, copper and zinc is significantly below the world average. India is the third-largest oil consumer in the world, but in per capita terms, it is only about one-third of the world’s average. Given its rising energy needs and increased dependence on crude oil imports, this also offers an opportunity for domestic oil producers.

Policy support

The Indian Government has announced various progressive policy measures in its Union budget 2020 as part of its efforts to kick-start investment. These include the abolition of Dividend Distribution Tax (“DDT”) and the recently announced tax dispute settlement scheme – ‘Vivad Se Vishwas’, which is expected to boost the ease of doing business in India. Other measures such as lowering the effective corporate tax rate, reduction in cost of capital and simplification of regulatory and tax framework for foreign investment funds have also aided in this effort.

As part of its policy push to develop the metals, mining and oil sectors, the GoI has drafted a framework policy for a variety of key supporting areas. These include the policy for steel clusters to resolve challenges of the ancillary, downstream and value-added steel units and unlock their growth potential.

It has also constituted a working group on the proposed new industrial policy, aimed at promoting emerging sectors, reducing regulatory hurdles and making India a robust manufacturing hub. The Government is also revamping its foreign trade policy for fiscal year 2020-2025, which could be a game changer for the Indian economy by promoting exports and making Indian goods more globally competitive. A National Logistics Policy is also being proposed to drive business competitiveness through an integrated, seamless, efficient, reliable, green, sustainable and cost-effective logistics network. The proposed policy aims to reduce overall logistics cost to less than 10% of India’s GDP.

The Government has allowed 100% FDI in coal mining and associated infrastructure, doing away with end-use restrictions for coal blocks – setting the stage for significant development of commercial coal mining in India. We believe this indicates that the Government aims to bring competition, efficiency and transparency to the sector, as evidenced by the recent round of auctions in Odisha for iron ore and manganese mines is a testament to this reality. Other measures undertaken in mining include the setting up of a committee by the Ministry of Mines to revise royalty rates and dead rent on minerals. This is expected to substantially increase mining output and invigorate the sector. In the meanwhile, MoEF&CC is also working on streamlining environmental clearance processes to increase the ease of doing business.

Apart from the open acreage-licensing programme (“OALP”) adopted previously, India has further liberalised its oil and gas sector in 2019 by opening up its fuel retail sector to non-oil companies, a move that is expected to intensify competition, with private and global oil majors seeking to expand their presence in India. The country has also embarked on major reforms, aimed at expanding city gas distribution networks, to raise the share of gas in the energy basket from the current 6% to 15% by 2030.

In order to provide support to the industries and to mitigate the impact of COVID-19, Indian government and central bank (“RBI”) have rolled out a slew of measures to infuse liquidity in the economy. Through multiple policy actions various benchmark rates have been cut since the COVID-19 crisis hit in March, 2020—Repo Rate by 115 basis points down to 4%, Reverse Repo Rate by 155 basis points down to 3.35% and Cash Reserve Ratio by 100 basis points down to 3.0% (as on August 14, 2020). The RBI also permitted all commercial banks to allow a moratorium of three months on payment of instalments of all term loans falling due between March 1, 2020 and May 31, 2020 and further extended it by another three months till August 31, 2020.

To aid the economically disadvantaged sections of society, ₹ 1.70 Lakh Crore which is equivalent to ₹ 1,700 billion relief package has been announced by the Union Government under the Pradhan Mantri Garib Kalyan Yojana in March 2020. The major focus areas of the relief package includes:

(a)	Increase in the Mahatma Gandhi National Rural Employment Guarantee Act (“MNREGA”) wage to ₹ 202 per day from the earlier ₹ 182 to benefit 136.2 million families

(b)	Government to front-load ₹ 2,000 paid to farmers in the first week of April under the existing PM Kisan Yojana to benefit 87 million farmers

(c)	5 kg wheat or rice and 1 kg of preferred pulses to be distributed free-of-cost every month for the next three months to 800 million people. Later on it has been extended till November 2020.

(d)	The GoI has also allowed state governments to utilise District Mineral Foundation (“DMF”) fund created out of the contribution from sale of minerals to combat the COVID-19 pandemic.

As exports feel the impact of the pandemic, the Indian Government has extended the validity of Foreign Trade Policy 2015 - 2020 to March 31, 2021. In order to boost exports and make Indian exports cost competitive, India is in the process of introducing a scheme for Remission of Duties and Taxes on Exported Products (“RoDTEP”). It will create a mechanism to reimburse various taxes/duties/ levies, at the central, state and local levels, which are incurred during manufacturing and distribution of exported products, (applicable to those which are currently not being refunded under any other mechanism).

1.	Zinc

Overview

It was a tough year for Zinc generally with LME prices were on a falling streak for the majority of the year. During the financial year, LME prices have fallen by 38% post April 2019. The average cash settlement price was around $ 2,402/t during the year compared to last year’s $ 2,745/t. With the COVID-19 pandemic and concerns over global growth, the market is not expected to return to normal soon albeit absolute downside in Zinc looks limited from current levels particularly with so much of global production becoming difficult to operate with present social distancing norms in place.

Global Scenario

The trade war between the US and China began in 2018, when US President Donald Trump imposed tariffs on goods imported from China. The resulting trade uncertainties and growing protectionism between the world’s two major economies impacted base metal prices globally. In December 2019, the ‘Phase I’ of the trade agreement was signed. The market responded positively to the news. The LME prices in the base metals complex strengthened somewhat, but the news of the pandemic outbreak led to its downturn again.

In 2019, most of the smelters in China were shut down due to environmental concerns, since then many have returned online and the rest are expected to be back in operation later in 2020. Nevertheless, even with increased production in China, globally mine production is expected to contract by 4-5% in 2020. Countries like Peru, Canada, Mexico and Bolivia, which contribute roughly 20% of global mine production went to lockdown and miners were forced to suspend operations. Consistent low LME prices in quarter 1 of fiscal year 2021 mean number of mines became uneconomic and were forced to close. This shift will certainly provide a natural buffer to the weaker demand trends being seen; nevertheless, market challenges will persist for 2020 as uncertainty over underlying demand trends persist.

Indian market & opportunities

The per capita consumption of zinc in India at 0.6 kg is far behind the world average of 2 kg, indicating that there is a lot of room to cover in corrosion protection while we lose 3-4% of our GDP due to corrosion of our assets. Steel ministry’s vision to make India a 5 trillion-dollar economy and Steel production to 300 Million tonne will open up a promising growth trajectory for Zinc. HZL is actively working on key market development programs towards increasing the Zinc intensity in Railways, Construction, Automobiles, Fertilizers and Batteries.

Continuous Galvanized Rebar saw its first plant in Asia opening in India. CGR technology makes galvanized rebars very competitive in TCO and will open up a large untapped market (Rebar market is 30 million MTPA in India) for galvanisation.

Indian Railways, considering safety and longevity of rail tracks are working on different mechanisms to protect the web area of rail from corrosion. Railway electrification has been growing rapidly. Encouragingly, Indian railways have set an ambitious target to electrify the complete rail route in the next few years, which will bolster India’s zinc demand. As per IZA railway would generate around 16.8kt per annum by electrification and galvanisation of tracks.

Average zinc deficiency in India’s agricultural soils is 50% and is feared to increase to 63% by 2025. Zinc deficient agricultural land as of now consume less than 2% of zinc-based fertiliser which presents large untapped demand for Zinc in India. This market will grow in double digits in the next 5 years.

HZL will increasingly focus on the Zinc battery technologies in India which offer a very sustainable alternative by virtue of the abundant Indigenous supply chain compared to the Import intensive Li-Ion batteries. This has the potential to increase Indian Zinc consumption from present 0.6kt to 77.5kt per annum by 2030.

Products & customers

Hindustan Zinc is the largest primary zinc producer in India, with an expected 77% market share in 2020. Around 72% of the refined zinc produced by our smelters is sold in the domestic market, and the rest is being exported to South-East Asian and the Middle East. Over 65% of zinc demand comes from galvanising steel, predominantly used in the construction and infrastructure sectors. We also produce Continuous Galvanising Grade (“CGG”), EPG (Electro Platting Grade) and two grades of zinc for use in die-casting alloys. We are working closing with our customers and working to robust our zinc product portfolio in terms of value-added products (VAP). Our focus is to increase the supply of VAP to 25% of total HZL sales in FY2021, from 19% in FY2020.

Customer Technical Services

HZL has launched technical Webinar series TechNiki to facilitate technical capability upgradation of the Indian Manufacturing sector. Techniki brings access of Global Subject matter experts, Thought Leaders and Industry leaders together to facilitate Growth.

HZL soon launching e-commerce platform

E-commerce will be the game changer for HZL. HZL will be the first producer in the global Non-ferrous industry to sell metal on e-commerce portal with real time INR prices linked with LME. This will be initially launched for the MSME sector to empower the over 5000 MSMEs in Zn, Pb and Ag to buy metal directly from HZL in a seamless manner. Very soon, we will have Micro credit and micro logistics partners to offer services to these customers. Today’s MSMEs are tomorrow’s corporates. This is HZL’s way of contributing to Government of India’s ambition of making India self-reliant “Atmanirbhar Bharat.”.

2.	Oil and Gas

India’s Oil Demand expected to decline in the short run amid COVID-19

With the outbreak of the COVID-19 global pandemic in 2020, most countries are under lockdown to curb the wide-spreading virus, disrupting economic and social activities around the world.

India went under a complete lockdown in March 2020, which put off the last hope for global oil demand growth.

Oil demand in India dropped by almost 50% in April with the most impact on transport fuels. Travel restrictions, teleworking along with lower industrial activity are destroying India’s oil demand. Ongoing oil and gas projects have been stopped, upcoming projects are delayed due to lack of investment and supply chain disruptions. With the gradual unlocking of the economy since May 2020, oil and gas downstream demand in India have steadily recovered.

Products and customers

Vedanta Limited is the largest private sector producer of crude oil in India. Our crude is sold to hydrocarbon refineries and our natural gas is used by the fertiliser industry and the city gas sector in India.

Market drivers and opportunities

The oil market is currently undergoing historic shock that is abrupt, extreme and at global scale. The impact of COVID containment measures in 187 countries and territories has been to bring mobility almost to a halt. Global oil demand is expected to fall year-on-year in 2020. Total global oil demand is now assumed at 91.9 mb/d, in 2020 with higher consumption expected in 2H20 than in 1H20. Global oil supply is also set to plunge by a record 12 mb/d in May, after OPEC+ forged a historic output deal to cut production. Additional reductions are set to come from other countries with the US and Canada seeing the largest declines. The OPEC+ led supply side adjustment is having a positive impact on oil prices and the oil prices have recovered to $ 45/bbl in August 2020 as demand and supply rebalancing is taking effect.

Oil prices continued to fall sharply despite the OPEC agreement in April, with Brent and WTI tumbling to their lowest levels since 2002, settling at $ 22.74/b and $ 20.09/b, respectively, in late March. As per EIA forecasts in August 2020, Brent crude oil prices will average $ 41/b in 2020, down from an average of $ 64/b in 2019.

India is the world’s third largest oil consumer, the fourth-largest refiner and a net exporter of refined products. As proven oil reserves are limited compared with domestic needs, India’s import dependency is going to increase significantly in the coming decades. The country currently meets more than 85% of its oil consumption and more than 47% of its gas consumption through imports.

As per the India Energy Policy Review 2020 by the International Energy Agency (“IEA”), the Government projects a 10.0% reduction in India’s imports of oil and gas by 2022. The government also aims to increase the share of natural gas in the country’s energy mix to 15.0% by 2030, from the current 6.0%.

According to the DGH Annual Hydrocarbon Outlook, Fiscal Year 2019, India has prognosticated conventional hydrocarbon resources of over 300 billion barrels of oil and oil equivalent gas, with 70% of these assets yet to be discovered. To improve energy security, the Government has prioritised the reduction of oil and gas imports, increasing domestic upstream activities, diversifying its supply sources and increasing Indian investments in overseas oil fields in the Middle East and Africa.

The Government is cognisant that several policy reforms are needed to revitalise the exploration and production ecosystem. Along with the fast-paced implementation of the OALP, the Government introduced the Unconventional Hydrocarbon Policy (“UHC”) in August 2018, followed by Enhanced Recovery policy (“ER”) in October 2018, to boost domestic production and improve hydrocarbon recovery.

The four OALP bid rounds, conducted till date, have been successful, with 94 blocks (137,000 sq. km) awarded to leading E&P companies.

Vedanta Limited has a world-class resource base, with a 58 blocks in India. With a strengthened growth pipeline in exploration and development, we are well-positioned to meet India’s growing demand by contributing significantly more to the country domestic crude oil production in the coming years.

3.	Iron Ore

Iron ore prices remain strong due to supply disruptions

Persistent supply disruptions have kept iron ore prices above $ 80 a ton in May and June. This has occurred in marked contrast to prices for metallurgical coal, which is the other primary component of steel. Although both commodities are linked to the steel supply chain, market conditions between them have varied markedly in recent months. This largely reflects conditions in China, which produces a large amount of coal, but which remains highly dependent on imports to meet its iron ore needs. Chinese import demand has remained robust as South African exports remained subdued and Brazilian exports faced more disruptions.

Prices for iron ore remain robust; while demand has been impacted by COVID-19 containment measures, these have been offset by supply problems — including weather issues in Brazil and Australia and the lingering impacts of the Brumadinho dam collapse in 2019. It is expected that supply conditions will improve before the impacts of COVID-19 fully pass, creating a likelihood of weaker prices.

The FOB Australia iron ore price (62% iron content) remains robust, albeit below its peak in July 2019, when it rose above $ 110 a ton. Supply shortfalls and weather disruptions kept prices above $ 80 a ton over most of the June quarter.

Market Drivers and Opportunities

China currently imports more than two-thirds of global seaborne iron ore, and declines in its steel production in late 2019 had significant implications for iron ore markets. However, Chinese demand for iron ore has thus far proven to be relatively robust, despite the impact of COVID-19 and the shutdown of significant sectors of the Chinese manufacturing industry. At this stage, it is not expected that Chinese demand will fall significantly, though the ongoing decline of consumer spending in OECD nations will increase the dependence of the Chinese steel industry on domestic stimulus measures.

Chinese imports of iron ore rose 13 per cent in April, to 97 million tons. Over the first four months of 2020, Chinese iron ore imports were 5.8 per cent higher than in the equivalent period of 2019. This growth partly reflects the impact of supply constraints in early 2019, when a cyclone in the Pilbara and a dam collapse in Brazil significantly affected seaborne markets. However, it also reflects increasing production from steel mills in expectation of higher spending on infrastructure over the rest of 2020.

With weather issues giving way to problems caused by the COVID-19 outbreak, Brazilian iron ore supply remains disrupted. Vale has reduced its guidance for iron ore production in 2020 from 340-355 million tons to 310-330 million tons.

Iron ore prices are expected to largely hold at current levels over the remainder of 2020, as Chinese demand absorbs an expected slow pickup in supply. As the dominant purchasers by far, Chinese importers will likely back away from the seaborne market on price moves above $ 100 a ton.

Prices are likely to come under downward pressure after 2020, as supply shifts back towards normal levels. However, a significant global recovery is also expected in 2021, which will likely add to steel demand and provide a floor for prices. The weak demand and poor supply that appear likely to characterise 2020 are thus expected to go into reverse in 2021.

Products and customers

Iron ore, a key ingredient in steel which is ultimately used in the construction, infrastructure and automotive sectors. Our iron ore mining operations ceased in Goa from March 2018, pursuant to the order from Supreme Court. Meanwhile, the permitted mining capacity at Karnataka has recently been increased to 4.82 million tons from the previous 4.51 million tons.

4.	Copper

Global refined copper consumption remained unchanged in 2019 at 23.5 Mt vis-a-vis 2018, while demand in China, the largest copper consumer increased by approximately 1%. Geopolitical tensions and a struggling global manufacturing sector plagued refined copper consumption in 2019.

Encouraging developments in the trade dispute between the US and China gradually bolstered consumer confidence. However, the COVID-19 outbreak has jeopardised recovery at least for the medium term. On the supply side, India grappled with availability constraints of refined copper due to Vedanta Limited’s Tuticorin smelter closure for the second year in a row.

Products and consumers

Refined copper is predominantly used in manufacturing cables, transformers and motors as well as castings and alloy-based products. The Tuticorin smelter closure adversely impacted our production in India.

Market drivers and opportunities

Over the medium and long term, we believe copper consumption in India and China is likely to increase, driven by population growth, urbanisation, the rise of aspiring middle class and demand for electric vehicles. These trends are supported by enabling government measures and initiatives. However, these forecasts may only be realized if the COVID-19 outbreak is properly contained and there are no fears of massive disruption in socio-economic life across geographies.

On the supply side, there could be further disruptions in copper production due to the smelter upgrades in Chile following the introduction of new environmental regulations. The extended closures at Chilean smelters (including Chuquicamata and Potrerillos) reduced smelter production in the first half of 2019.

5.	Aluminium

LME prices and world trade scenario

It was a challenging year for aluminium LME prices as they hovered between 1,700 $/T to 1,800 $/T for larger part of the year; averaging to 1,749 $/T for the year, ~14% lower than FY2019 average of 2,035 $/T. The global aluminium industry saw the dip in prices primarily due to sluggish demand and the pressure being seen on the global automotive sector.

From a supply perspective, global aluminium capacity increased with the lifting of sanctions on UC Rusal by the US government. The restart of Alunorte Alumina Refinery in Brazil also impacted the balance of aluminium demand and supply, as alumina supply picked up globally.

Additionally, the demand showed bearish sentiments triggered by trade standoffs, resulting in rising exports from China. This was exacerbated by the sharp slowdown in vehicle sales in Europe and Asia. This kept the LME aluminium prices subdued for most of the financial year.

During March 2020, the LME aluminium prices touched a four-year low in the wake of global lockdowns; consequently impacting the global demand for aluminium. All the major end use sectors for aluminium across automotive, building & construction, consumer durables and packaging have been hit hard by lockdowns, contributing to the decline in aluminium prices.

The global demand for primary aluminium in 2019 was at approximately 64.5 million tons, whereas the overall aluminium demand was at approximately 90 million tons. It was reported that the total primary demand outside of China stood at 5.3 million ton for the first quarter of fiscal year 2021, lower by 27% year on year, which is one of the biggest quarterly declines since 2009. The total primary consumption in China had fallen to 7.2 million tons in the fourth quarter of fiscal year 2020, when the pandemic was at its peak in China, but the demand in China has since recovered. The global primary aluminium demand for 2020 is estimated to be around 60 million tons due to the impact of lockdowns in various parts of the world due to COVID-19 pandemic.

The consumption is expected to grow over the next decade with innovation in automobile industry across vehicular light-weighting and increasing adoption of electric vehicles. The rapidly urbanising Asia–Pacific and African economies (mainly emerging markets) with demand mainly growing in packaging, automobile, construction and power sectors is expected to keep the global aluminium market buoyant for the years to come.

Products and consumers

Vedanta Limited operates one of the largest single-location smelters in the world at its Jharsuguda facility with a 2.3 mtpa proposed aluminium capacity. For the fiscal year 2020, the estimated share for Vedanta Limited (including BALCO) in India for aluminium was approximately 40% among the primary aluminium producers in India, based on internal estimates. Our product range includes aluminium ingots, primary foundry alloys, wire rods, billets, slabs and rolled products. The Company caters to electrical, automotive, building and construction segments, along with a host of other industries, well supported by its high-quality value-added product portfolio. Around 41% of our total aluminium sales globally were value-added products.

During Fiscal year 2020, approximately 33% of our total sales were to the Indian market, specifically for the use in electrical, construction and transportation industries representing a marginal improvement, compared to that of last year; of which 69% of domestic sales were for value-added products.

During the year, we expanded our market reach in South Korea and Australia. We also entered new markets like Saudi Arabia, UAE, among others. International sales to our established customers in other key Asian, European and North and South American markets remained at the same level vis-à-vis last year at 1.26 million tons.

Indian market drivers and opportunities

Given the COVID-19 pandemic, there is a higher degree of uncertainty in both Indian and global markets. Total aluminium consumption in India is expected to reduce in 2020 from 2019 levels. All major sectors including transport, electrical, building and construction have been impacted by lockdown measures imposed by GoI.

However, we believe the long-term demand for aluminium in India and the sub-continent will remain robust backed by increased industrial activity and government focus on the infrastructure sector in the country. Several government initiatives like Make-in-India and Smart Cities project are expected to increase investment in the country. The Indian government is investing over $ 1 billion in its ‘Make in India’ initiative. The aluminium consumption is expected to rise in India with these initiatives lined up in the country, which is in line with India’s 5 trillion-dollar economy vision.

We believe there is a huge potential for increasing aluminium usage in India in building and construction, automotive and packaging industries. We continue to expand our value-added product portfolio in line with evolving market demand, positioning us for growth in the Indian aluminium market.

6.	Power

Domestic demand driving capacity expansion

Vedanta Limited operates over 9,000 MW diversified power portfolio in India consisting of 96% thermal power and 4% from renewable energy sources.

India is the third largest electricity producer in the world. The electricity generation target for conventional sources for the FY2019-2020 has been fixed at 1,330 billion units (BU), 6.33% higher year on year. Between 2010-2020, the country’s electricity generation grew at 5% CAGR, driven by Government initiatives and schemes to expand electrification and provide round-the-clock power supply.

Products and consumers

Of our cumulative power portfolio, 37% is used for commercial power, while the remaining 63% is intended for captive use. Nearly 95% of the power generated for commercial purposes is backed by long-term Power Purchase Agreements with state distribution companies.

The Ministry of Power, GoI issued an order dated June 28, 2019 that has directed the DISCOMs (electricity distribution companies in India) to service entire payments for any power supplied since August 2019 on advance basis. This has brought down the billing payment cycle across India.

Market Drivers and Opportunities

India’s power demand is expected to grow rapidly to 1,895 TWh by 2022, from 691 TWh in 2007 at 7% CAGR, driven predominantly by the expansion in industrial activities, a growing population, rising per capita income, policy support and increasing electricity penetration.

The Government has also been supportive of growth in the power sector, delicensing the electrical machinery industry and allowing 100% Foreign Direct Investment (“FDI”). From April 2000 to June 2018, total FDI in the sector was $ 14.2 billion, of which $ 6.8 billion was invested in non-conventional power sources above.

The Government has recently opened the coal sector for commercial mining, with revenue sharing based model, which is expected to ease any coal availability issues during peak demand season. In the wake of surging domestic coal production, the country’s power sector is becoming increasingly stable.

At Vedanta, we are looking at expanding the renewable energy generation portfolio. Notification by the Ministry of Power on biomass co-firing allows blending up to 5% – 10% biomass, considering it as renewable power.

This has opened additional avenues for utilising renewable power in existing thermal power plants. Vedanta has successfully completed pilot projects for using biomass for power generation in its thermal power plants at Jharsuguda that supply power for aluminium production.

As of January 2020, India had total installed capacity of 369 GW, of which thermal constituted 231 GW, nuclear 7 GW, hydro 45 GW and renewables at 86 GW. The total captive power installed capacity stood at 55 GW.

Currently, India has a demand-supply gap of around 0.5%, providing an encouraging headroom for growth in the power market. The target for renewable energy has also been increased to 175 GW by 2022, of which 100 GW will be produced through solar power.

Vedanta’s power portfolio is well positioned to capitalise on India’s growing demand for power.

7.	Steel

The construction sector is boosting steel demand

Global crude steel production reached 1,869 million tons for the year 2019, up by 3.03% compared to 2018. Growth can be attributed to increase in production by China at 8.3% year on year. India’s crude steel production was 108.57 million tons, down by 2.1% on 2019, meaning that India has replaced Japan as the world’s second largest steel producing country. While the steel demand recovery seen in 2018 continued in 2019, risks have increased due to global pandemic breakdown, high debts and volatile capital flows in many emerging economies. As a result, steel prices are expected to experience volatility in 2020. India’s steel demand has shown a marginal growth of 1.4% from 98.7 Million tons in Fiscal Year 2019 to 100 million tons in Fiscal Year 2020. But world steel consumption is expected to see a fall of 15-20% in 2020 as a result of virus outbreak. In the medium term (2019-2024), demand is expected to grow at 0-2% CAGR with world excluding china at growing at 1-3% CAGR.

India’s steel use per capita for finished steel products stood at 74.3 kg, way below the world average of 229.3 kg, suggesting a huge unrealised potential for steel demand growth. Recently, India has been trying to unleash this through an extensive reform agenda and an ongoing push for infrastructure development. These factors, along with favourable demographics, are improving the macroeconomic fundamentals.

India was a net exporter in fiscal year 2020 at 1.5 million tons net exports compared to net importer in fiscal year 2019 with exports increased to 8.3 million tons a growth of 31.4 % in fiscal year 2020 compared to fiscal year 2019 at 6.3 million tons. However, the country is expected to witness a sudden increase in exports in fiscal year 2021 as well.

Products and consumers

We completed the acquisition of ESL, an integrated steel plant on June 4, 2018. ESL is primarily selling Wire rod, TMT and DI pipe products in India mainly to the construction, infrastructure and automotive sectors. In India, Long Products consumption was increased to 52 million tons, a growth of 5.83% in fiscal year 2020 compared to 49 million tons in fiscal year 2019, whereas flat products have seen a flat of 3.06% from 49.4 million tons in fiscal year 2019 to 47.9 million tons.

Market drivers and opportunities

With COVID-19 spreading across the globe, steel demand is expected to see a substantial decline in 2020. Speed of recovery will be influenced by containment of virus and government stimulus. The pandemic may bring further setbacks to globalization, with global supply chain disruptions and nationalistic trade/ investment measures. The automotive sector shall be hardest hit among steel using sectors followed by mechanical machinery. Deep scars from the pandemic may have a lasting impact on economies and investment recovery shall take time. Business paradigm has to adjust to the new normal- social distancing, teleworking, changes in consumer behaviour and preferences. Social distancing may undermine productivity and increase costs. While construction sector, which is identified as the steel demand driver shall be affected by changing demand for housing versus commercial buildings, new urbanisation patterns, weak investment, shift towards green energy, the machinery sector will suffer from low investment, but shall boost from automation. Favourable government stimulus shall be the key to economy’s revival.

OUR BUSINESS

Overview

We are a globally diversified natural resources company with low cost operations. Our business is principally located in India. We have operations and projects in India, South Africa, Namibia, UAE, Ireland, Australia, Japan, South Korea, Taiwan and Liberia and have over 20,000 employees worldwide. We are primarily engaged in zinc, oil and gas, iron ore, copper, aluminium, commercial power generation and steel businesses and are also developing and operating port operation, glass businesses and infrastructure assets. We have expanded our existing business across oil and gas, copper, zinc, aluminium and iron ore and acquired new businesses, such as, the steel business through acquisition of ESL in 2018. We believe our experience in operating and expanding our businesses in India will allow us to capitalize on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations and large and inexpensive labor and talent pools. We believe we are also well-positioned to take advantage of the significant growth in industrial production and investments in infrastructure in India, China, Southeast Asia and the Middle East, which we expect will continue to generate strong demand for metals, oil and gas and power.

We are the leading and only integrated zinc producer with a 77.0% market share by sales volume of the Indian zinc market in fiscal year 2020, according to the India Lead Zinc Development Association (“ILZDA”), and among the primary producers of aluminium with approximately 40.0% primary market share amongst the total domestic sales in India based on internal estimates in fiscal year 2020. Together with our joint operation partners, we account for approximately 25% of India’s domestic crude oil production as of March 31, 2020, according to the provisional data published by Petroleum Planning and Analysis Cell of MoPNG. We are one of the two custom copper smelters in India with a 13.0% primary market share by sales volume in fiscal year 2020, according to the International Copper Association (India).

I.	Zinc Business

Our fully-integrated Zinc India business is owned and operated by HZL. In 2020, HZL was the second largest zinc-lead miner and fourth largest zinc-lead smelter based on production volumes and in the lowest cost decile in terms of all zinc mining operations worldwide, according to Wood Mackenzie Production Rankings. We have a 64.9% ownership interest in HZL, with the remainder owned by the GoI (29.5%) and institutional and public shareholders (5.6%). We have exercised the second call option to acquire the GoI’s remaining ownership interest in HZL although the exercise is currently subject to dispute. HZL’s operations include five lead-zinc mines, one rock phosphate mine, four hydrometallurgical zinc smelters, two lead smelters, one pyrometallurgical lead-zinc smelter, eight sulphuric acid plants, six captive power plants in northwest India, and processing and refining facilities for zinc, lead and silver at Pantnagar, located in the state of Uttarakhand in northern India. HZL’s mines supply almost all of its concentrate requirements. The silver refinery of HZL has been added to the London Bullion Market Association’s (LBMA) good delivery list for silver with effect from April 16, 2018. HZL is India’s third refiner to be listed on LBMA. LBMA lists those refineries whose gold and silver bars have found, when originally tested, to meet the required standard for acceptability in the London bullion market. HZL is among the top 10 silver producers globally.

Our Zinc India operations were halted from March 22, 2020 and most employees were encouraged to work from home, barring some employees who attended the call for duty to keep production assets safe, including critical care and maintenance. The operational work restarted on April 8, 2020 and in April itself we ramped up all our mines and smelters from 40% to 80% of capacity respectively.

Our Zinc International business comprises (i) 100.0% stake in Skorpion, which owns the Skorpion mine and refinery in Namibia and (ii) 74.0% stake in Black Mountain Mining, which owns the Black Mountain mine and the Gamsberg mine in South Africa.

II.	Oil and Gas Business

Our oil and gas business is primarily owned and operated by Vedanta Limited and its subsidiary – CIHL. The oil and gas business segment has a diversified asset base with 58 blocks in India. The blocks are primarily located across the Indian basins in Barmer, Krishna-Godavari, Cambay, Assam, Gujarat Kutch and Cauvery. Previously Vedanta Limited – oil and gas business owned a block in Orange Basin in South Africa, for which Vedanta Limited along with joint venture partner Petro SA, filed closure application with Petroleum Agency South Africa (“PASA”) on September 19, 2018, to exit from South Africa operations. The application has been accepted and closure certificate has been granted by PASA on September 20, 2019.

Vedanta Limited is primarily engaged in the business of exploration, development and production of crude oil, gas and related by-products. Oil and gas business continues to contribute significantly to India’s domestic crude oil production. Vedanta Limited operates approximately 25% of India’s domestic crude oil production as of March 31, 2020.

III.	Iron Ore Business

We are engaged in the exploration, mining and processing of iron ore. In India, we own the rights to reserves consisting of 73.07 million tons of iron ore at an average grade of 47.8%, as of March 31, 2020. In addition, we manufacture pig iron and metallurgical coke, and also operate two waste heat recovery plants of 30 MW each in Goa.

Our mining operations are carried out in the states of Goa and Karnataka, both of which became subject to suspension of mining activities due to alleged environmental and other violations by miners, which has adversely impacted our production of iron ore since August 2011. The suspension was imposed by the state government of Goa and this suspension was upheld by the Supreme Court of India on the mining activities in the state of Goa from September 2012 to April 2014 and a suspension imposed by the state government of Karnataka until April 2013. Although we resumed operations in Karnataka after receiving the stage I forest clearance from the state government of Karnataka and a temporary working permission from the MoEF&CC, the temporary working permission expired on July 31, 2014. Karnataka operations were halted for the period from August 1, 2014 to February 27, 2015. We resumed operations in Karnataka after all statutory clearances were in place from February 28, 2015. Following the Supreme Court of India’s order in April 2014, High Court of Bombay at Goa in August 2014 has pronounced the order to renew mining leases in Goa. The MoEF&CC and the state government have also revoked their suspension orders subject to limits imposed by the Supreme Court, for renewal of the leases and consent to operate from the Government of Goa. In August 2015, our mining operations resumed in our principal mines after completion of necessary statutory formalities and fulfillment of conditions annexed by the Supreme Court and the state government of Goa. The Supreme Court passed its final order in the matter on February 7, 2018 wherein it set aside the second renewal of the mining leases granted by the state of Goa. The Supreme Court directed all lease holders operating under a second renewal to stop all mining operations with effect from March 16, 2018 until new mining leases (not new renewals or other renewals) and new environmental clearances are granted under the MMDR Act. Our mines in the state of Goa were impacted consequent to the judgement of the Supreme Court.

We had also acquired the WCL iron ore project in Liberia, which is at the exploration stage, comprising Bomi hills, Bea Mountain and Mano river deposits.

IV.	Copper Business

Our copper business is principally one of custom smelters. Our assets include a smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and three captive power plants at Tuticorin in Southern India, a refinery and a copper rod plant and three blister/secondary material processing plant at Silvassa in Western India, a precious metal refinery that produces gold and silver, a doré anode plant and a copper rod plant at Fujairah in the UAE. We own the Mt. Lyell copper mine in Tasmania, Australia. The operation of Mt Lyell mine was suspended in January 2014, following a mud slide incident. Subsequently, the operations at Mt. Lyell copper mine has been placed under care and maintenance since July 9, 2014 following a rock falling on the ventilation shaft in June 2014.

The Government of Tamil Nadu has issued orders dated May 28, 2018 with a direction to permanently seal the existing copper smelter plant unit at Tuticorin. The Company has filed an appeal before NGT, Principal Bench challenging the closure order for sealing of the existing plant. Separately, SIPCOT vide its letter dated May 29, 2018, cancelled 342.22 acres of the land allotted to us for the proposed expansion project, which has been stayed by High court of Madras. Further the TNPCB issued orders on June 7, 2018 directing the withdrawal of the Consent to Establish, which was valid till March 31, 2023. The Company had filed writ petitions before Madras High Court challenging the various orders passed against the company in 2018 and the hearing was concluded on January 8, 2020. On August 18, 2020, the Madras High Court delivered the judgement wherein it dismissed the writ petitions filed by the Company. The Company approached the Supreme Court and challenged the said High Court order by way of a Special Leave Petition to Appeal. The matter was listed on August 31, 2020. After hearing the parties, the bench admitted the SLP and issued the notice to the respondents to file counter affidavit on SLP and the prayer for interim relief within four weeks. The rejoinder by the Petitioners (Vedanta Limited) will need to be filed within two weeks thereafter.

V.	Aluminium Business

Our aluminium business is based out of Chhattisgarh and Odisha. We operate the business in Chhattisgarh through BALCO, in which we have a 51.0% ownership interest, with the remainder owned by the GoI. We have exercised our option to acquire the GoI’s remaining 49.0% ownership interest, although the exercise is currently subject to dispute. BALCO’s operations include two bauxite mines, the Chotia coal block, 1,710 MW captive power plants, an alumina refinery (operations of which have been suspended since September 2009), a 245,000 tpa aluminium smelter, a 325,000 tpa aluminium smelting and fabrication facilities in Central India.

Our aluminium operations in Odisha were earlier operated through Vedanta Aluminium Limited, which is now merged with Vedanta Limited pursuant to the Re-organization Transactions. The operations include 2.0 million tpa alumina refinery at Lanjigarh with associated 90 MW coal based captive power plant. The alumina refinery at Lanjigarh was commissioned in March 2010 and second stream was restarted in April 2016 increasing the alumina refinery’s total capacity to 1.4 million tpa. We also capitalized a debottlenecking project for the alumina refinery in March 2017 increasing the refinery’s total capacity to 2 million tpa.

We also own a 0.5 million tpa aluminium smelter and we are currently in the process of ramping up our 1.25 million tpa smelter facilities in Jharsuguda, which will increase our total capacity to 1.75 million tpa at Jharsuguda. We also have associated 1,215 MW and 1,800 MW (three units of 600 MW each) coal based captive power plants at Jharsuguda. Our 1.25 million tpa smelter initially commenced production on December 1, 2015 and 1,008 pots have been capitalized as of March 31, 2020.

VI.	Power Business

We operate multiple power plants across locations in India. Our power business comprises of a 600 MW thermal power plant in Jharsuguda, Odisha, 300 MW thermal power plant in BALCO, Chhattisgarh, 474 MW thermal power plants in Rajasthan, 106.5 MW thermal power plant in Tamil Nadu and a 1,980 MW thermal power plant in Mansa, Punjab.

We, currently, operate a 600 MW thermal coal-based commercial power facility at Jharsuguda and it has a power purchase agreement with GRIDCO Limited, a nominee of the state government of Odisha (“GRIDCO”).

BALCO used to operate two independent power plants units with a total installed capacity of 600 MW which are a part of its 4 x 300 MW power plant. However, it now just operates a 300 MW unit as an independent power plant. The other 300 MW unit has been converted to a captive power plant, as per order received from Chhattisgarh State Electricity Regulatory Commission (“CSERC”) for conversion of 300 MW capacity from independent power plant (“IPP”) to captive power plant (“CPP”).

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

VII.	Steel Business

We operate the steel business through ESL in which we have 95.49% ownership interest as at March 31, 2020. ESL owns and operates an integrated steel manufacturing facility near Bokaro, Jharkhand and has a current capacity of 1.5 mtpa. It primarily consists of one sinter plant, a vertical coke oven plant, two blast furnaces, an oxygen plant, a lime calcination plant, a steel melting shop, a wire rod mill, a bar mill, a captive power plant and a DI pipe plant. ESL is selling primarily TMT bars, wire rods, DI pipes, pig iron and steel billets in open market and has established its presence in the domestic market.

Electrosteel Steels Limited had filed an application for renewal of CTO on August 24, 2017 for the period of five years which was denied by JSPCB on August 23, 2018. Honourable High Court of Jharkhand had granted stay on August 25, 2018 against the said order of denial of CTO by JSPCB and the stay has been extended by the Court to allow the operations. Honourable High Court has also extended stay against order of MoEF&CC dated September 20, 2018 in respect of revocation of environmental clearance. In December 2019, ESL has been granted the stage I forest clearance by MoEF&CC. MoEF&CC, on August 25, 2020, has granted a Terms of Reference to ESL for 3 MTPA plant with conditions like fresh EIA/EMP reports and public hearing. The High Court of Jharkhand has extended the interim protection granted in the pending writ petitions till September 16, 2020 after which the final hearing will be concluded on the pending writ petitions. The company is working out appropriate solution to secure the revised EC in due course. See “Item 8 - Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings.” for further details.

Strategy

Our strategic goal is to become one of the top diversified natural resources company globally, and our strategy is based on the following five key pillars:

–	Delivering profitable production growth across the portfolio

We view strict cost management and increases in productivity as fundamental aspects of our day to day operations and continuously seek to improve efficiency. We continued to be in the lowest cost decile in terms of cost of production in our zinc mining operations worldwide in fiscal year 2020, according to Wood Mackenzie, and we intend to continue to improve our production processes, methods and increase operational efficiencies to further reduce our costs of production in all our businesses. Our current initiatives include:

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

•	securing additional sources of coal through coal block allocations and coal linkages, which are long-term supply contracts for delivery of coal, for use in power plants;

•	improving access to bauxite mines for our aluminium business in Odisha;

•	full capacity ramp up at the Jharsuguda-II;

•	operationalising our Jamkhani coal block in the fiscal year 2021.

•	improving value added product portfolio at Zinc, Aluminum and steel business to improve realisations

•

seeking better utilization of by-products, including through adding additional processing capabilities to produce end-products from the by-products that can be sold at higher prices and help lower the cost of production of our core metals. For example, silver and sulphuric acid are by-products of zinc and lead. We are amongst top ten silver producers of the world, according to Wood Mackenzie;

•	commissioning of minor metal plants viz cadmium plant, copper matte, Antimony plant, Cobalt plant, RZO plant etc. at Dariba and Chandaria to increase minor metal credits to cost

•	invest in a rich set of project portfolio comprising enhanced oil recovery projects, tight oil projects, tight gas projects and exploration prospects

•	project execution in partnership with global oil field service companies with a built-in risk and reward mechanism to derive incremental value from schedule and recoveries in oil and gas unit;

•	exploration of 51 blocks secured through participation in OALP;

•	evaluating additional opportunities to expand the exploration portfolio through participation in Open Acreage Licensing Policy;

•	faster ramp up of phase II & Phase III of Gamsberg project;

•	faster progress on Gamsberg smelter project

•	ramping up production volumes of silver;

•	ramping up shaft at Sindesar khurd and Rampura Agucha mines;

•	ramp up of mining capacities at Rajpura Dariba and Zawar mines to 2 mtpa and 5 mtpa respectively;
•	debottlenecking of smelters at Dariba and Chanderiya;

•	ramp up production at fumer plant;

•	aggressive exploration program focusing on delineating and upgrading Reserves and Resources (R&R) within its license areas across mines.

•	ramp up of underground mines towards their design capacity

•	to execute growth projects at oil and gas business;

•	evaluate further opportunities to expand the exploration portfolio through OALP and other opportunities

•	to expand our R&R base through targeted and disciplined exploration programmes by developing both green field and brown field opportunities;

•	disciplined capex and prioritizing capital to high return, low risks project maximizing cash flows for providing the flexibility to invest further;

•	resumption of mining operations in Goa through continuous engagement with the Government and the judiciary ;

•	increase our footprint in iron ore by continuing to participate in auctions across the country, including Jharkhand

•	securing environmental clearance for expansion & debottlenecking of Pig Iron plant to increase production capacity by 1.7 LTPA

•	advocacy for removal of E-auction/trade barrier in Karnataka,

•	engage with government and relevant authorities to enable the restart of operations for copper business in India,

•	to expand operations of Avanstarte Inc acquired during the fiscal year 2021 to the China Market; and

•	acquiring attractive, complementary assets in the natural resources segment that add value to our portfolio.

–	Consolidation and simplification of the group structure

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

We own majority ownership interests in BALCO and HZL and have offered to acquire the remaining shares of both BALCO and HZL from the GoI. As on date, these offers have not been accepted by the GoI and therefore there is no certainty that these acquisitions will proceed. See “Item 4 -Information on the Company - B. Business Overview - Our Business -Options to Increase Interests in HZL and BALCO.”

With approval granted by NCLT, Kolkata Bench, for the Scheme of Amalgamation, Vedanta Star Limited has merged with Electrosteel Steels Limited and we now directly hold 95.49% in ESL

Further, The Company vide letter dated May 12, 2020 has informed the stock exchanges that the Company has received a letter dated May 12, 2020 from one of the members of the promoter and promoter group of the Company (“Promoter Group”) namely, Vedanta Resources Limited (“Vedanta”) wherein Vedanta has expressed its intention to, either individually or along with one or more subsidiaries, acquire all fully paid-up equity shares of the Company (“Equity Shares”) that are held by the public shareholders of the Company and consequently voluntarily delist the Equity Shares from BSE and NSE if such delisting is successful, then to also delist the Company’s America Depositary Shares from the NYSE and deregister the Company from the SEC, subject to the requirements of the NYSE and the SEC. See “Item 4. Information on the Company - History and Development of our Company - Material events subsequent to close of financial year” for further details.

–	Continuing to add reserves and resources for long-term value

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

–	Accelerating cash flows and deleveraging

We aim to increase our cash flows from operations and decrease capital expenditures, and the indebtedness required to fund capital expenditures. For fiscal year 2020, our projects had an estimated total capital expenditure cost of ₹ 855,450 million ($ 11,347 million), of which ₹ 566, 104 million ($ 7,509 million) had been incurred. Net cash from operating activities was ₹ 182,393 million ($ 2,420 million) in fiscal year 2020, 12.5% decrease from ₹ 208,420 million in fiscal year 2019. We paid interest of ₹ 55,682 million ($ 739 million) on our indebtedness in fiscal year 2020, a 5.5% decrease from ₹ 58,901 million in fiscal year 2019.

–	Protect and preserve license to operate

Health and safety continue to be a high priority for us and we are committed to protect and preserve our license to operate. Our business strategy is about ensuring that growth is maximized in a way that is both sustainable and responsive. The four core pillars - responsible stewardship, building strong relationships, adding and sharing values and strategic communication are designed to support the long term development, ensuring long lasting relationship and providing superior returns to all our stakeholders.

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

•	The ore reserves of HZL’s Rampura Agucha, Rajpura Dariba, Sindesar Khurd, Zawar and Kayad mines were audited by SRK Consulting (UK) Limited as of March 31, 2020.

•	The ore reserves of Skorpion’s Skorpion mine were audited by SRK Consultants Pty Ltd as of March 31, 2020.

•	The ore reserves of Black Mountain Mining’s Black Mountain mine and Gamsberg mine were audited by SRK Consultants Pty Ltd as of March 31, 2020.

•	The proved oil, condensate, and sales-gas reserves blocks of Vedanta Limited—oil and gas business and its subsidiaries were evaluated by DeGolyer and MacNaughton (“D&M”) as of March 31, 2020.

•	The ore reserves of our iron ore mines in India were audited by SRK Consulting (UK) Limited as of March 31, 2020.

•	The ore reserves of our iron ore mine in Liberia were audited by Roscoe Postle Associates Inc. as of April 6, 2014.

•	The ore reserves of BALCO’s Mainpat and Bodai-Daldali bauxite mines were audited by SRK Consulting (UK) Limited as of March 31, 2020.

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

Our Zinc India Business

Overview

Our Zinc India business is owned and operated by HZL. HZL’s fully-integrated zinc operations include five lead-zinc mines, one rock phosphate mine, four hydrometallurgical zinc smelters, two lead smelters, one pyrometallurgical lead-zinc smelter, eight sulphuric acid plants and six captive power plants at our Chanderiya, Dariba and Zawar facilities in the state of Rajasthan and processing facilities for zinc and lead as well as a silver refinery at Pantnagar, located in the State of Uttarakhand in northern India. HZL sources all of its concentrate requirements from its mines. HZL’s operations also includes 39.6 MW solar power projects installed at its Agucha, Debari and Dariba complexes and a 35.3 MW waste heat recovery power plant adjunct to its captive power plants.

We first acquired an interest in HZL in April 2002 and have since then significantly improved its operating performance through expansion and by improving operational efficiencies and reducing unit costs.

HZL pays royalties to the state government of Rajasthan based on its extraction of lead-zinc ore. With effect from September 2014, the royalty rate increased from 8.4% to 10.0% of the LME zinc metal price payable on the zinc metal contained in the concentrate produced and from 12.7% to 14.5% of the LME lead metal price payable on the lead metal contained in the concentrate produced. For silver, HZL pays royalty at a rate of 7.0% of the silver LBMA price chargeable on silver-metal produced. The royalties are subject to change. Further, the MMDR Amendment Act, notified towards the end of fiscal year 2015, notifies an amount not exceeding royalty to be contributed to the DMF for the benefit of people affected by mining and an additional 2.0% of royalties to the National Mineral Exploration Trust (NMET). DMF contribution has now been notified at 30.0% of base royalty rates. See “Item. 3—Key Information—D. Risk Factors—Risks Relating to Our Industry—Changes in tariffs, royalties, cess, customs duties, export duties and government assistance may reduce our Indian market domestic premium, which would adversely affect our profitability and results of operations”.

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

a.	Principal Products

o	Zinc

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

o	Lead

We produce and sell primary lead ingots of 99.99% and 99.97% purity, primarily to battery manufacturers and to a small extent to chemical manufacturers.

b.	By-products

o	Sulphuric Acid

Sulphuric acid is a by-product of our zinc and lead smelting operations. We sell sulphuric acid to fertilizer and cement manufacturers and in other industries also.

o	Silver

Silver occurs naturally in our zinc and lead ore and is a by-product of our lead smelting operations. We produce and sell silver ingots primarily to industrial users and traders of silver.

c.	Lead-Zinc Mines

HZL normally sources all of the lead-zinc ore required for its business from its underground mines at Rampura Agucha, Zawar, Rajpura Dariba, Sindesar Khurd and Kayad in the state of Rajasthan in northwest India. . Lead-zinc ore extracted from the mines is conveyed to beneficiation plants that processes the ore into zinc and lead concentrates. With good ore mineralogy providing a high metal recovery ratio, the Rampura Agucha mine including its satellite Kayad mine accounted for 53.6% of HZL’s total mined metal in zinc and lead concentrate produced in fiscal year 2020, with the Zawar, Rajpura Dariba and Sindesar Khurd mines accounting for the remaining 13.7%, 4.9% and 27.8%, respectively. Then zinc and lead concentrates are transported by road to the nearby Chanderiya, Dariba and Debari smelters.

Our mining capacities are governed by reserve and resources, mine plan and environmental clearances. Based on such approvals, the capacities are approximately 6.15 mtpa, 4.0 mtpa, 6.0 mtpa, 1.08 mtpa and 1.2 mtpa for Rampura Agucha mine, the Zawar mine, the Sindesar Khurd mine, the Rajpura Dariba mine and the Kayad mine respectively, in fiscal year 2020.

d.	Zinc Smelters

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

e.	Lead Smelters

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

f.	Finishing and Delivery to Customers

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

Principal Facilities

Overview

The following map shows the locations of HZL’s facilities in the State of Rajasthan:

Mines

❖	Rampura Agucha

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

In the underground mines, the ore body is mined by long hole open stoping with pastefill method and loading hauling sequence by using 60 ton truck and a 17/21 ton loader. Ore is fed to the primary crusher and waste is disposed at the waste dump. The mining equipment is largely owner-operated. The processing facility is a conventional crushing, milling and differential lead-zinc floatation plant. Ore is crushed in a series of crushing circuits and then milled in four streams. The zinc and lead concentrates produced are sent to the different smelters of HZL and the tailing portion goes to the tailings dam after thickening. Since 2004, exploration at Rampura Agucha has resulted in significant increases in the reserves at the mine. Following an extensive drilling program to convert mineralized material to reserves, better definition of the ore body boundaries, addition of mineralized material and the conduct of open-pit re-optimization, as well as the commencement of underground mine project work, according to JORC reserves and resources statement, the proven and probable reserves were 39.1 million tons as of March 31, 2020 with an average grade of 12.6% zinc, 1.6% lead and 54 ppm silver net off. The drill spacing for the definition of proven reserves were approximately 50 meters by 50 meters while for probable reserves was 100 meters by 100 meters. Open pit mine operation has ceased from the end of March 2018, and underground mine operations are continuously ramping up in sustaining ore production from Rampura Agucha.

As of March 31, 2020, HZL estimates the remaining mine life at Rampura Agucha to be 9 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan. During fiscal year 2020, the Rampura Agucha underground mine produced 3.94 million tons of ore with 11.1% zinc and 1.6% lead. It produced 380,740 tons of zinc metal in concentrate and 33,398 tons of lead metal in concentrate. The main shaft has completed up to a depth of 950 meters as planned with completion of the north and south vent.

The gross book value of the Rampura Agucha mine’s fixed assets and mining equipment (including assets related to the Rampura Agucha’s underground mining operations and the Kayad mine) was ₹ 93,202 million ($ 1,236 million) as of March 31, 2020. The mining lease of Rampura Agucha mine is valid up to March 2030.

Power is primarily supplied from the HZL’s captive thermal and solar power plants with two backup 5 MW generators on-site.

❖	Rajpura Dariba

Rajpura Dariba is an underground lead-zinc mine and processing facility located northeast of Udaipur in the Rajsamand district in the state of Rajasthan, northwest India.

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

The gross book value of the Rajpura Dariba mine’s fixed assets and mining equipment is approximately ₹ 12,519 million ($ 166 million) as of March 31, 2020.

As of March 31, 2020, HZL estimates the remaining mine life at Rajpura Dariba to be around 14 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan. According to JORC reserves and resources statement, the proven and probable reserves for the Rajpura Dariba mine as of March 31, 2020 is 20.4 million tons with 5.1% zinc, 1.7% lead and 54 particles per million silver net off. An exploration program is also underway to identify new resources with the potential to be upgraded to reserves and continues to be focused on maintaining the reserve position after annual mining depletion. The drill spacing for proved reserves was approximately 30 meters while for probable reserves was less than 60 meters.

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

In fiscal year 2020, 1.04 million tons of ore at a feed grade of 4.85% zinc and 1.2% lead ore was mined at Rajpura Dariba mine which produced 37,272 tons of zinc metal in concentrate and 7,473 tons of lead metal in concentrate.

❖	Sindesar Khurd

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

According to JORC reserves and resources statement, the proven and probable reserves for the Sindesar Khurd mine as of March 31, 2020 is 37.3 million tons with 3.6% zinc and 2.3% lead and 118 particles per million silver net off.

Access to the mine is through shaft and declines (North and South) from the surface while ore is hauled through the declines by low profile dump trucks or LPDTs. The ore body is accessed via horizontal drives on number of levels. The mine currently utilizes blast holes toping with back filling mining method with stope panels varying from 25 to 50 meters in strike.

Ore produced from the mine is treated at 2.0 mmtpa beneficiation plant commissioned in 2011 at Sindesar Khurd. The beneficiation plant underwent debottlenecking in January 2015 to increase its capacity from 2 to 2.8 mtpa at Sindesar Khurd. Lead and zinc concentrates are sent to their respective high rate thickeners installed separately for lead concentrate and zinc concentrate generated from the concentrator. At Sindesar Khurd mine, the new 1.5 mtpa capacity beneficiation plant was commissioned in January 2017 which has increased the mine’s total beneficiation capacity to 4.3 mtpa. In fiscal year 2019, another 1.5 mtpa beneficiation plant was commissioned which is taking the total milling capacity to 6.2 mtpa. Tailing dewatering and disposal section comprises of hydro cyclone, tailing thickener, neutralization tank, pumping of tailing to tailing pond and reclaimed water pumping. Lead and zinc concentrates are thickened, filtered and stored before they are sent to HZL’s smelters. Power for the mill and the mine is supplied from HZL’s captive power plant located at Dariba itself. The gross book value at this mine is approximately ₹ 58,253 million ($ 773 million) as of March 31, 2020.

As of March 31, 2020, HZL estimates the remaining mine life at Sindesar Khurd to be around 7 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life—of—mine plan.

In fiscal year 2020, 5.07 million tons of ore at a grade of 3.37% zinc and 2.07% lead ore was mined at the Sindesar Khurd mine. From the ore produced at Sindesar Khurd mine, 160,122 tons of zinc metal in concentrate and 95,027 tons of lead metal in concentrate was produced in fiscal year 2020.

❖	Zawar

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

According to JORC reserves and resources statement, the proven and probable reserves for the Zawar mine as of March 31, 2020 is 14.2 million tons with 3.1% zinc and 1.5% lead and 21 particles per million silver net off.

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

In fiscal year 2020, 3.27 million tons of ore mined at a grade of 2.52% zinc and 1.94% lead, which produced 71,672 tons of zinc metal in concentrate and 53,765 tons lead metal in concentrate.

The gross book value of the Zawar fixed assets and mining equipment was approximately ₹ 31,169 million ($ 413 million) as of March 31, 2020.

Power is supplied through a combination of an 80 MW thermal coal-based captive power plant commissioned in December 2008 and a 6 MW captive power plant.

As of March 31, 2020, HZL estimates the remaining mine life of the Zawar mine to be 4 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan. The focus of underground mine exploration at Zawar is to enhance the ore reserves to expand the mine life by 5 years and to identify new mineralized areas to enhance production capacity. A surface drilling program is underway to locate deeper resources below 100 meter reduce level up to 500 meter reduce level. Underground exploratory drilling is carried out on a grid of between 25 to 30 meters which is then infilled to 12.5 or 15 meters after completing the development for final delineation of ore bodies. Past exploration has outlined additional in-mine mineral resources which require further delineation to add to reserves and further extend the mine life.

❖	Kayad Mine

The Kayad lead—zinc mine is located in Ajmer, in the state of Rajasthan.

The Kayad lead—zinc mine deposit was initially prospected by Airborne Mineral Survey and Exploration wing of Geological Survey of India and drilling commenced in August 1988 and was completed in December 1991. The detailed exploration of Kayad deposit was commenced by HZL in the month of June 1999 and continues with a total of 178 kilometers in 1,132 drill holes. According to the reserve report, the proven and probable reserves for Kayad mine as on March 31, 2020 was 3.6 million tons at 5.1% zinc and 1% lead and 15 particles per million silver net off. As of March 31, 2020, HZL estimates the remaining mine life of the Kayad mine to be over 3 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan.

The ground breaking of the mine commenced on June 11, 2011. The access is through a decline which divides into two declines at 420 meter reduce level. Development ore production was achieved in the second quarter of fiscal year 2013, and the mine started operations in fiscal year 2014. The mining method practiced in Kayad is long hole open stoping with cemented rock filling or rock filling in the steeper portions of the deposit; while transverse stoping method at flat portion along with cemented rock filling or rock filling. About 61.5 kilometers of development is planned by 2021. The mining is highly mechanized with twin boom jumbo drills used for face drilling, rock bolting machines used for support and 17 tons and 21 tons diesel load haul dump vehicles coupled with 30 tons, 50 tons and 60 tons low profile dump trucks for loading and hauling. For production, drilling Simba and Solo Drills are being used. The run of mine is stacked in the surface ore stock pile and transported by trucks to the Rampura Agucha mine for beneficiation.

A mine lease of 480.5 hectares was granted to Kayad mine by the state of Rajasthan and is valid until February 2048, subject to further renewal. We have obtained surface land rights over 49.8 hectares. We have also obtained mine plan approval from the Indian Bureau of Mines and received environmental clearance from the MoEF&CC for an increase in lead—zinc ore production capacity from 1.0 mtpa to 1.2 mtpa. We have also obtained consents under various environmental laws to operate the mine, including from the State Pollution Control Board.

In fiscal year 2020, 1.13 million tons of ore at a grade of 6.86% zinc and 0.92% lead ore was mined at Kayad mine which produced 70,256 tons of zinc metal in concentrate and 7,377 tons of lead metal in concentrate.

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

Summary of Mine Reserves

The following table sets out HZL’s proven and probable zinc and lead reserves as of March 31, 2020:

Mine	Proven Reserves				Probable Reserves				Total Proven and Probable Reserves				Vedanta Limited Ownership	Reserve Life
	Quantity	Zinc Grade	Lead Grade	Silver Grade	Quantity	Zinc Grade	Lead Grade	Silver Grade	Quantity	Zinc Grade	Lead Grade	Silver Grade
	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)%		Years
Rampura Agucha	14.5	11.7	1.7	58	24.6	13.2	1.5	52	39.1	12.6	1.6	54	64.9	9
Rajpura Dariba	4.7	5.8	1.6	61	15.7	4.9	1.7	52	20.4	5.1	1.7	54		14
Sindesar Khurd	9.6	3.9	1.9	103	27.7	3.5	2.4	123	37.3	3.6	2.3	118		7
Zawar	2.1	4.9	2.4	25	12.1	2.8	1.4	20	14.2	3.1	1.5	21		4
Kayad	2.8	4.5	1.1	16	0.9	7	0.7	13	3.6	5.1	1.00	15		3

Total	33.7	7.7	1.8	66	81	6.6	1.8	71	114.7	6.9	1.8	69	64.9

References to “g/t” are grams per ton

Additional information:

1.

The reserve estimates for each of the mines have been prepared by the mining engineer of the respective operation and the same have been audited by SRK Consulting (UK) Limited. The reserves presented for the HZL mines have been adjusted to incorporate losses for mine dilution and mining recovery according to the JORC code.

2.

The dynamic cut-off grade in terms of zinc equivalent was used for calculating reserves and resources. The zinc equivalent cut-off grade for (i) Rampura Agucha mine is 3.09% for main lens and 2.56% for galena lenses (lead equivalent), (ii) Rajpura Dariba is 2.46%, (iii) Sindesar Khurd is 2.06%, (iv) Zawar is 2.72 % and (v) Kayad Mines is 2.52%.

3.	The metallurgical recovery factor for the following HZL mines is as follows:

Mine	Metallurgical Recovery Factor
Rampura Agucha
Zinc	90.31%
Lead	57.57%
Rajpura Dariba
Zinc	84.00%
Lead	69.00%
Sindesar Khurd
Zinc	91.62%
Lead	89.35%
Zawar
Zinc	88.17%
Lead	85.46%

4.

The commodity price for zinc, lead and silver considered for the evaluation of reserves is $ 2,441 per ton, $ 2,053 per ton and $ 19 per ounce (“oz”), respectively. The currency conversion factor used to estimate the reserves was US dollars per Indian Rupees 74.94.

5.	The reserve quantities disclosed are for the entire mine.

Smelters

Overview

The following table sets forth the total capacities as of March 31, 2020 at HZL’s Chanderiya, Debari, Zawar, Dariba and Pantnagar facilities:

Facility	Capacity
	Zinc	Lead	Silver	Sulphuric Acid	Captive Power
	(tpa)	(tpa)	(tpa)	(tpa)	(MW)
Chanderiya(1)	585,000	90,000	—	859,000	247.7
Dariba	240,000	120,000	—	710,500	174.2
Debari	88,000	—	—	387,600	7.3
Pantnagar	—	—	800	—	—
Zawar	—	—	—	—	80

Total	913,000	210,000	800	1,957,100	509.2

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

•

two RLE hydrometallurgical zinc smelters with a capacity of 240,000 tpa each that were commissioned in May 2005 and December 2007. Pursuant to the improvement in operational efficiencies and debottlenecking of plant, zinc smelting capacity of each plant increased from 170,000 tpa to present.

•	an Ausmelt™ lead smelter with a capacity of 50,000 tpa that was commissioned in February 2006 which is further increased to 55,000 tpa in FY 2020

•	associated 154 MW (2 captive plants of 77 MW each) and 80 MW coal-based captive power plants commissioned in May 2005 and April 2008, respectively;

•	a 14.8 MW fuel based captive power plant transferred from Debari in March 2009 and which was originally commissioned at Debari in March 2003; and

•	3 sulphuric acid plants with a total capacity of 859,000 tpa of sulphuric acid.

Concentrate requirements for the facility are supplied by HZL’s mines. The 154 MW and 80 MW thermal power plant along with 13.7 MW WHRB (Waste Heat Recovery Boilers) power generation facility at Chanderiya provide all of the power for the facility. In addition two liquid fuel power generation capacity of 14.8 MW are also available. The captive power plants require approximately 75,000 metric tons of coal at 6,000 gross calorific value per month, which is currently met through imports and domestic sources. The impure silver obtained as a by-product from zinc-lead smelting at this smelter is refined at the Pantnagar plant.

Dariba

The Dariba hydrometallurgical zinc smelter is located in the Rajsamand district of Rajasthan which was commissioned in March 2010 having capacity of 220,000 tpa which has increased to 234,000 tpa pursuant to debottlenecking of plant in fiscal year 2019 and further increased to 240,000 in fiscal year 2020. The Dariba facility also includes a 306,000 tpa sulphuric acid plant. In July 2011, we commissioned a new 100,000 tpa lead smelter and pursuant to the improvement in operational efficiencies which was completed in March 2018, the capacity increased by 20,000 tpa to 120,000 tpa. It also includes a 98,500 tpa sulphuric acid plant. A majority of the power requirements of the facility is sourced from the 160 MW coal-based captive power plant and 14.2 MW WHRB power generation facility at Dariba. A new roaster was commissioned in April 2013 in the Dariba facility with an associated sulphuric acid plant capacity of 306,000 tpa. Zinc cathodes are sent to its refining facilities at Pantnagar in Uttarakhand state for refining and processing. The anode slime obtained as a residue from lead smelting at this smelter is refined and processed into silver ingots at the Pantnagar plant.

Debari

The Debari hydrometallurgical zinc smelter is located in the state of Rajasthan. The hydrometallurgical zinc smelter was commissioned in 1968, uses RLE technology and has a capacity of 80,000 tpa which was increased to 88,000 tpa in April 2008, pursuant to improvements made to its operational efficiencies. The Debari facility also includes a 387,600 tpa sulphuric acid plant. A majority of the power requirements of the facility is sourced from the coal-based captive power plant at Chanderiya and Zawar and 7.3 MW WHRB power generation facility. In addition, 2 liquid fuel based power generation capacity of 14.8 MW are also available.

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

Pantnagar

The Pantnagar plant, which is located in the state of Uttarakhand in northwest India, includes a 518 tpa silver refinery that was commissioned in December 2011, a zinc ingot and a lead ingot refining and processing plant that was commissioned in February 2012. Pursuant to the improvement in operational efficiencies and debottlenecking of existing facility which was completed in March 2019, the Silver smelting capacity increased by 282 tpa ( 82 tpa in 2018 and 200 tpa in 2019) to 800 tpa. The Pantnagar plant refines and processes zinc and lead ingots from zinc and lead cathodes that are produced by our Chanderiya and Dariba smelters and also refines the impure silver obtained as a by-product from lead smelting conducted at our Chanderiya and Dariba smelters. Therefore the Pantnagar plant does not increase the total zinc and lead production capacity of HZL’s facilities. Haridwar and Pantnagar facility is also used for nationwide distribution of finished goods as well as for exports.

Production Volumes

The following table sets out HZL’s total production from its Chanderiya, Debari, Dariba and the Pantnagar facilities for fiscal years ended March 31, 2018, 2019 and 2020:

		For the Year Ended March 31,
Facility	Product	2018	2019	2020
		(tons, except for silver which is in kgs)
Chanderiya
ISPTM pyrometallurgical lead-zinc smelter	Zinc	86,424	24,331	21,505
	Lead	23,867	40,728	54,963
	Silver	352	6,400	—
First hydrometallurgical zinc smelter	Zinc	196,180	191,193	194,353
	Zinc	214,441	209,279	209,921
AusmeltTM lead smelter	Lead	48,583	45,188	39,953
Sulphuric acid plants	Sulphuric acid	615,409	552,660	546,001
Dariba
Hydrometallurgical zinc smelter	Zinc	217,433	203,512	200,689
Lead Smelter	Lead	95,796	111,922	86,454
Sulphuric acid plant	Sulphuric acid	512,945	477,217	426,623
Debari
Hydrometallurgical zinc smelter	Zinc	76,980	67,968	61,817
Sulphuric acid plant	Sulphuric acid	275,741	253,363	267,844
Pantnagar
Silver Refinery	Silver	557,517	679,183	609,808
Total	Zinc	791,458	696,283	688,286
	Lead(1)	168,246	197,838	181,370
	Silver	557,869	685,583	609,808
	Sulphuric acid	1,404,095	1,283,240	1,240,468

(1)

Excludes lead containing a high content of silver (high silver lead) produced from the pyrometallurgical lead-zinc smelter for captive use, which was6,946 tons, 6,534 tons and 7,088 tons in fiscal years 2018, 2019 and 2020 respectively.

The following table sets out HZL’s total ore, zinc concentrate, lead concentrate and bulk concentrate production for fiscal year’s ended March 31, 2018, 2019 and 2020:

Mine (Type of Mine)	Product	Year Ended March 31,
		2018	2019	2020
		(tons, except percentages)
Rampura Agucha (Open-pit)	Ore mined	1,764,564	—	—
	Ore grade – Zinc	11.8%	—	—
	Lead	1.7%	—	—
	Recovery – Zinc	90.1%	—	—
	Lead	57.9%	—	—
	Zinc concentrate	405,375	—	—
	Lead concentrate	32,052	—	—
Rampura Agucha (Underground)	Ore mined	2,078,623	3,330,011	3,940,097
	Ore grade – Zinc	11.1%	11.8%	11.13%
	Lead	1.5%	1.7%	1.62%
	Recovery – Zinc	88.1%	86.8%	87.36%
	Lead	53.4%	53.5%	52.55%
	Zinc concentrate	456,938	718,272	767,935
	Lead concentrate	33,997	59,677	60,695
Kayad (Underground)	Ore mined	1,200,000	1,199,823	1,139,071
	Ore grade – Zinc	8.7%	8.2%	6.86%
	Lead	1.2%	1.1%	0.92%
	Recovery – Zinc	94.5%	94.3%	93.05%
	Lead	75.4%	74.0%	72.53%
	Zinc concentrate	196,692	191,950	138,219
	Lead concentrate	18,665	17,947	13,143
Rajpura Dariba (Underground)	Ore mined	895,568	1,079,955	1,037,608
	Ore grade – Zinc	4.8%	5.0%	4.85%
	Lead	1.1%	1.2%	1.18%
	Recovery – Zinc	83.9%	83.8%	84.24%
	Lead	69.8%	68.3%	69.33%
	Zinc concentrate	76,495	91,815	78,365
	Lead concentrate	18,394	23,027	19,119
Sindesar Khurd (Underground)	Ore mined	4,500,000	5,310,794	5,077,646
	Ore grade – Zinc	4.0%	3.7%	3.37%
	Lead	2.1%	2.4%	2.05%
	Recovery – Zinc	90.9%	90.4%	91.27%
	Lead	87.9%	88.4%	88.83%
	Zinc concentrate	326,890	350,272	325,195
	Lead concentrate	146,148	187,273	166,776
Zawar (Underground)	Ore mined	2,176,111	2,864,587	3,270,668
	Ore grade – Zinc	2.5%	2.4%	2.52%
	Lead	2.0%	2.0%	1.94%
	Recovery – Zinc	78.6%	78.2%	86.29%
	Lead	74.8%	80.2%	84.05%
	Zinc concentrate	51,288	1,04,497	139,241
	Lead concentrate	32,849	70,458	92,014
	Bulk concentrate(1)	41,697	—	—
Total	Ore mined	12,614,866	13,785,170	14,465,090
	Zinc concentrate	1,513,678	1,456,806	1,448,956
	Lead concentrate	282,105	358,382	351,748
	Bulk concentrate(1)	41,697	—	—

(1)	Bulk concentrate is concentrate that contains both zinc and lead.

Principal Raw Materials

The principal inputs of HZL’s zinc smelting business are zinc and lead concentrates and power. HZL has in the past been able to secure an adequate supply of the principal inputs for its business.

o	Zinc and Lead Concentrates

Zinc and lead concentrates are the principal raw material of HZL’s smelters. HZL’s lead-zinc mines have provided all of its requirements for zinc and lead concentrates in fiscal year 2020. We expect HZL’s mines to continue to provide nearly all of its zinc and lead concentrate requirements for the foreseeable future.

o	Power

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

HZL currently has Fuel Supply Agreement (FSA) of 1.39 million tons of coal linkage with Ministry of Coal for the supply of Coal to the Ministry of Coal. However, due to limited coal availability, Coal India Limited has been supplying only 50.0% of the 1.39 million tons linkage quantity in FY 19-20. The FSA was signed in September 2017 with Ministry of Coal for coal supplies to Chanderiya and Dariba. For Zawar, FSA was valid until June 2019 and we applied for extension until Coal India conduct new FSA auction which is expected to occur before the end of calendar year 2020. Coal India Limited issued a notification to extend the FSA and continued to supply until new linkage auction is conducted and new FSA is signed.

HZL Captive Power Plant operations in lieu of short supply of linkage coal from Coal India Limited (CIL) and to Cater 100.0% requirement for Coal, is met by sourcing imported coal from various sources/origin around the globe on long term/ spot basis with remaining operations source their required power from existing Captive Power Plants or from local power companies.

o	Metallurgical Coke

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

Sales and Marketing

HZL’s 10 largest customers accounted for approximately 35.5%, 30.6% and 33.7% of its revenue in fiscal years 2018, 2019 and 2020 respectively. No customer accounted for greater than 10.0% of HZL’s zinc business revenue in fiscal years 2018, 2019 and 2020.

HZL’s marketing office is located in Mumbai, and it has field sales and marketing offices in most major metropolitan centers in India. In fiscal year 2020, HZL sold approximately 71.7% of the zinc metal it produced in the Indian market and exported approximately 28.3% of our Zinc India segment revenue. In lead metal, approximately 87.5% of total sales was made by HZL in the domestic market, while the remainder of approximately 12.5% was exported.

In fiscal year 2020, HZL accounted for approximately 97.0% of domestic sales of zinc metal under annual contracts and approximately 80.0% of export sales under annual contracts specifying quantity, grade and price, with the remainder sold on the spot market. The contract sales price is linked to prevailing LME price with an additional physical market premium.

Projects and Developments

HZL has been actively conducting exploration, which has resulted in net ore reserves of 114.7 million tons across all mines in fiscal year 2020. Based on long-term evaluation of assets and in consultation with mining experts, we have finalized the next phase of growth, which will involve sinking of underground shafts and developing underground mines. The plan comprises developing a 4.5 mmtpa underground mine at Rampura Agucha mine and expanding the Sindesar Khurd mine from 2.0 mmtpa to 6.0 mmtpa, Zawar mines from 1.2 mmtpa to 4.5 mmtpa, Rajpura Dariba mine from 0.6 mmtpa to 2.0 mmtpa and Kayad mine from 0.4 mmtpa to 1.2 mmtpa. The growth plan will increase mined metal production capacity to 1.25 mmtpa. The estimated cost for these projects amounts to ₹ 122,100 million ($ 1,620 million). HZL spent ₹ 12,400 million ($ 164 million) on these projects in fiscal year 2020.

Market Share and Competition

HZL is the only integrated zinc producer in India and had a market share by sales volume of the Indian zinc market of 77.35% in fiscal year 2020, according to ILZDA. Imports and secondary sources accounted for the remaining 22.65% market share, according to ILZDA. Zinc is a commodity product and HZL competes primarily on the basis of price, time of delivery and location. Zinc metal also faces competition as a result of substitution of materials, including aluminium, stainless steel and other alloys, plastics and other materials being substituted for galvanized steel and epoxies, paints and other chemicals being used to treat steel in place of galvanization in the construction market.

Our Zinc International Business

Our zinc international business comprises THL Zinc Namibia Holdings (Proprietary) Limited (“Skorpion”), which owns the Skorpion mine and refinery in Namibia and Black Mountain Mining (“BMM”), which owns the Black Mountain mine and the Gamsberg mine in South Africa.

I.	Skorpion

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

As of March 31, 2020, the remaining mine life of the Skorpion mine is approximately 8 months (excluding the period the mine is put into care and maintenance) based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan. The Skorpion mine has an attached electrolytic refinery with the capacity to produce approximately 150,000 tons of SHG zinc ingots annually. Further opportunities to extend the life of the mine are currently being evaluated based on the sulphide ore bodies in the nearby areas. On March 31, 2020, the board approved request from management to refresh the feasibility study that was previously performed for the refinery conversion and start prework for the conversion of the refinery from a standalone oxide ore treatment plant to an oxide as well as sulphide ore treatment plant. It is management’s intention to get approval from the board for the full conversion of the refinery during the next financial year.

On March 31, 2020 the mine was put into care and maintenance after a series of slope failures that occurred in the fiscal year 2020. The pit has been assessed by a series of industry experts who have concluded that the pit is minable but a new mine plan will need to be developed. The directors currently expect mining operations to resume in October 2020. The directors estimate this will take eight months from the restart of mining operations to fully mine the declared ore resources in the pit.

Following the mine went into care and maintenance, the refinery has also been put into care and maintenance on April 30, 2020. All Namzinc (Propriety) Limited’s employees have been retrenched effective May 1, 2020 and staff required for the care and maintenance activities of the company have been rehired.

Summary of Mine Reserves

The following table sets out the proved and probable zinc reserves as of March 31, 2020:

	Proved Reserve		Probable Reserve		Total Proved and Probable Reserves		Vedanta Limited Interest	Reserve life
Mine	Quantity	Zinc Grade	Quantity	Zinc Grade	Quantity	Zinc Grade
	(million tons)	(%)	(million tons)	(%)	(million tons)	(%)	(%)	(Years)
Skorpion	0.1	7.0	1.2	11.4	1.3	11.1	100.0	0.67
Total	0.1	7.0	1.2	11.4	1.3	11.1	100.0	0.67

Additional information:

1.

The estimate of ore reserves were reviewed by SRK Consultants Pty Ltd. in accordance with the principles and guidelines of the Australian Code for reporting of mineral resources and ore reserves (JORC code, 2012 edition).

2.	The cut-off grade used with our reserve estimate is 3%.

3.	The metallurgical recovery factor for Skorpion mine ranges from 70% to 88.5%.

4.	The commodity price considered for the evaluation of reserves is $ 2,500 per ton and currency conversion factor that were used to estimate our reserves was Namibian Dollar per US dollars 14.9.

5.	The reserve quantities disclosed are for the entire mine.

Skorpion Facility

The following table sets out the total capacity of the facility at Skorpion as of March 31, 2020:

Facility	Capacity
Zinc (tpa)

Skorpion	150,000

Total	150,000

Production Volumes

The following table sets out the total production from Skorpion zinc refinery, total ore and zinc concentrate production at the Skorpion mine, for fiscal years ended March 31, 2018, 2019 and 2020:

Mine (Type of Mine)	Product	Fiscal Year
		2018	2019	2020
		(tons except percentage)
Zinc refinery	Zinc	84,215	65,948	66,967
Skorpion (Open-pit)	Ore mined	537,066	1,009,243	1,038,936
	Ore grade - Zinc	8.2%	7.6%	7.63%
	Recovery - Zinc	81.2%	77.4%	79.8%

Principal Raw Materials

The Skorpion mine used 18,583 tons of oxides in fiscal year 2020, of which 100.0% was imported in bulk and shipped to Namibia through the port of Luderitz.

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

Sales and Marketing

Skorpion’s 10 largest customers accounted for approximately, 94.4%, 83.6% and 98.52% of its revenue in fiscal years 2018, 2019 and 2020 respectively. Three of Skorpion’s customers accounted for approximately 75.0%, 49.5% and 82.98% of Skorpion’s revenue in fiscal years 2018, 2019 and 2020. Skorpion’s marketing office is located in Rosh Pinah.

Most of the zinc metal that Skorpion produced in fiscal year 2020 was sold under spot or short term contracts. 30.71% of the metal produced is sold in the Southern African Customs Union market and balance is sold to other regions. The contract sales price is linked to prevailing LME price with an additional market premium. Thus, the price that Skorpion receives for its zinc is dependent upon and is subject to fluctuations in the LME price.

Market Share and Competition

The Skorpion mine produces high-grade, high purity SHG zinc ingots that are registered on the LME. It is a 100% export oriented unit with around 20Kt to 35Kt of the total production sold in the Africa region. It is the only and Mining and Zinc Refinery unit in African region.

II.	Black Mountain Mining

Overview

BMM consists of the Black Mountain underground mine and the Gamsberg open-pit mine. We own a 69.6% interest in BMM, Exxaro Resources Limited (through its wholly owned subsidiary, Exxaro Base Metals & Industrial Mineral Holdings (Pty) Ltd) holds 24.4% interest and the remaining 6% is held by Employee Trust in BMM. The employee trust scheme runs for 7 years from 1 April 2017. The employee trust is consolidated into BMM and therefore Vedanta’s effective share of BMM is 74%.

The planned production rate for the underground mine is 1.68 mtpa plant feed and the shaft hoisting capacity is approximately 1.22 mtpa from Deeps mine and 0.5 mtpa from Swartberg. All production stopes in the Deeps mine are backfilled and waste filled, integrated into the mining sequence. The planned production at Gamsberg open-pit mine is 4 mtpa plant feed.

During fiscal year 2020, 1,486,754 tons of ore at 2.23% zinc and 2.67% lead were mined from the Black Mountain mine, which produced approximately 56,857 tons of zinc concentrate and 54,694 tons of lead concentrate, containing 27,943 tons of zinc metal and 37,628 tons of lead metal respectively. In addition, the Black Mountain mine also produced 19,372 tons of copper in concentrate and 40 tons of silver in concentrate.

During fiscal year 2020, 3,437,460 tons of ore at 6.55% zinc was mined from the Gamsberg mine, which produced approximately 228,258 tons of zinc concentrate, containing 107,949 tons of zinc.

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

Principal Facilities

The following maps shows the specific location of the Black Mountain mine in Northern Cape in South Africa:

Mines

The Black Mountain underground operation mines a polymetallic ore body, with an attached concentrator producing approximately 56,857 tons of zinc in concentrate and 54,694 tons of lead in concentrate respectively. In addition, the Black Mountain mine also produced 19,372 tons of copper in concentrate and 40 tons of silver in concentrate annually.

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

Underground drilling of the deeps ore body was started in December 2000 and were completed in 2012. As of March 31, 2020, BMM estimates the remaining mine life of the Black Mountain mine to be 4 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan.

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

The Gamsberg ore body is situated approximately 22 kms from Black Mountain. The Gamsberg Project was officially approved by the Company’s Board in November 2014. In April 2015, the project schedule was revised after optimizing the mining cost. The pre-start mining (creating access to the mine to enable the start of bulk prestripping) started in July 27, 2015 and the major milestone of creation of north access ramp was achieved by end of April 2017. Bulk pre-stripping commenced in April 2017 and the total pre-stripping of 68 million tons as against the project target tons was completed in July 2018.

The plant and infrastructure order was placed in October 2016 and site construction started in early June 2017. The milestone of first ore feed as part of the commissioning was achieved by end of September 2018, with all construction activities getting completed in October 2018 and trial saleable production started. First shipment was done in December 2018. The plant reached a steady state of production in February 2019 and the plant was capitalized during March 2019. The plant produced 17,128 and 109,253 tons of zinc concentrate in fiscal years 2019 and 2020 respectively.

Summary of Mine Reserves

The following table sets out the proved and probable zinc and lead reserves as of March 31, 2020:

Mine	Proved Reserve				Probable Reserve				Total Proved and Probable Reserves				Vedanta Limited ownership	Reserve life
	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver
	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(%)	(Years)
Black Mountain-Deeps	1.5	2.9	3.4	35	2.5	3.1	1.6	21	3.9	3.0	2.3	26	74.0	4

	Proved Reserve				Probable Reserve				Total Proved and Probable Reserves				Vedanta Limited ownership	Reserve life
	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver
	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(%)	(Years)
Black Mountain-Swartberg	—	—	—	—	25.4	0.5	1.7	22	25.4	0.5	1.7	22	74.0	4

	Proved Reserve				Probable Reserve				Total Proved and Probable Reserves				Vedanta Limited ownership	Reserve life
	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver
	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(%)	(Years)
Black Mountain-Gamsberg	80.0	6.4	0.5		29.9	5.2	0.5		109.8	6.1	0.5		74.0	13

References to “g/t” are grams per ton

Additional information:

Deeps and Swartberg

1.

The estimate of ore reserves were reviewed by SRK Consultants Pty Ltd. in accordance with the principles and guidelines of the Australian Code for reporting of mineral resources and ore reserves (JORC code, 2012 edition).

2.	The cut-off rand value used with our reserve estimate is between ZAR 384 and ZAR 775 per ton.

3.	The metallurgical recovery factor for zinc, lead and copper is 80.9%, 86.7% and 75.5%, respectively.

4.

The commodity prices for zinc, lead and copper considered for evaluation of reserves were $ 2,396 per ton, $ 2,020 per ton and $ 6,474 per ton, respectively. The average currency conversion factor that was used to estimate our reserves was South African Rand per US $ 14.90.

5.	The reserve quantities disclosed are for the entire mine and our share in the reserve quantities is 74%.

Gamsberg

1.

The estimate of ore reserves were reviewed by SRK Consultants Pty Ltd. in accordance with the principles and guidelines of the Australian Code for reporting of mineral resources and ore reserves (JORC code, 2012 edition).

2.	The zinc cut-off grade used with our reserve estimate is 1.72%.

3.	The commodity price for zinc considered for evaluation of reserves was $ 2,200 per ton. The average currency conversion factor that was used to estimate our reserves was South African Rand per $ 13.5.

4.	The reserve quantities disclosed are for the entire mine and our share in the reserve quantities is 74%.

Production Volumes

The following table sets out the total ore, zinc and lead concentrate production at the Black Mountain mine for each of fiscal years ended March 31, 2018, 2019 and 2020:

Mine (Type of Mine)	Product		For the year ended March 31,
			2018	2019	2020
			(tons, except percentages)
Black Mountain (Underground)	Ore mined		1,605,892	1,611,301	1,486,754
	Ore grade	Zinc	2.30%	2.30%	2.23%
		Lead	3.40%	3.10%	2.67%
	Recovery	Zinc	76.40%	78.10%	79.68%
		Lead	86.90%	82.00%	85.71%
	Concentrate	Zinc	55,501	58,874	56,857
		Lead	65,381	55,548	54,694
Gamsberg (Open-pit)	Ore mined		—	1,551,361	3,437,460
	Ore grade	Zinc	—	5.60%	6.55%
		Lead	—	0.40%	0.40%
	Recovery	Zinc	—	58.30%	61.7%
		Lead	—	—	—
	Concentrate	Zinc	—	17,128	228,258
		Lead	—	—	—

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

Sales and Marketing

BMM produces zinc, lead and copper concentrates that are sold in international markets on a spot basis or a frame contract basis. The commercial terms negotiated include taking into account the percentage of payable metals, treatment and refining charges and applicable prices. Some of the customers of Black Mountain mine are Louis Dreyfus Company Metals Suisse SA and Trafigura PTE Limited.

Gamsberg Mine produces zinc and lead concentrates that are sold in international markets on a spot basis or a frame contract basis. The commercial terms negotiated include taking into account the percentage of payable metals, treatment and refining charges and applicable prices. Some of the customers of Gamsberg Mine are Korea Zinc, MRI Trading AG, Nobel Resources Limited.

All the zinc and lead metal that BMM and Gamsberg Mine produced in fiscal year 2020 was sold under frame or spot contracts specifying quantity, grade and price. The contract sales price is linked to the prevailing LME price with an additional market premium. Thus, the price that BMM & Gamsberg receives for its zinc and lead is dependent upon and is subject to fluctuations in the LME price.

Lisheen

The Lisheen mine is located in County Tipperary, Republic of Ireland. Mining and milling activities at the Lisheen mine ceased in December 2015 and the mine has closed. Concentrator and other plant infrastructure was sold, rehabilitation of the mine is almost complete and the mine is moving into passive closure.

Our Oil and Gas Business

Overview

Our oil and gas business is primarily owned and operated by Vedanta Limited and its subsidiary - CIHL. The oil and gas business segment has a diversified asset base with 58 blocks in India. The blocks are primarily located across the Indian basins in Barmer, Krishna-Godavari, Cambay, Assam, Gujarat Kutch and Cauvery. Previously Vedanta Limited - oil and gas business owned a block in Orange Basin in South Africa, for which the Company along with joint venture partner Petro SA, filed a closure application with PASA on September 19, 2018, to exit from South Africa operations. The application has been accepted and closure certificate has been granted by PASA on September 20, 2019.

Vedanta Limited - oil and gas business is primarily engaged in the business of exploration, development and production of crude oil, gas and related by-products. Our oil and gas business continues to contribute significantly to India’s domestic crude oil production. Vedanta Limited operates approximately 25% of India’s domestic crude oil production as of March 31, 2020.

The following table sets forth details of the assets of Vedanta Limited - oil and gas business and its subsidiaries including their percentage interest and those of their partners as of March 31, 2020:

	Asset	Basin	Our interest	JV partners	Area (in sq.km)
India
1	RJ-ON-90/1	Barmer	70%	ONGC	3,111
2	CB/OS-2	Cambay	40%	ONGC, Tata Petrodyne	207
3	RAVVA	KG Offshore	22.50%	ONGC, Ravva Oil Singapore, Videocon Industries Limited	312
4	KG-ONN-2003/1	KG Onshore	49%	ONGC	315
5	KG-OSN-2009/3	KG Offshore	100%	—	1,988
6	AA-ONHP-2017/1	Assam	100%	—	715
7	AA-ONHP-2017/6	Assam	100%	—	279
8	AA-ONHP-2017/14	Assam	100%	—	1,719
9	AA-ONHP-2017/4	Assam	100%	—	839
10	AA-ONHP-2017/5	Assam	100%	—	758
11	AA-ONHP-2017/8	Assam	100%	—	611
12	AA-ONHP-2017/9	Assam	100%	—	18
13	AA-ONHP-2017/11	Assam	100%	—	785
14	AA-ONHP-2017/15	Assam	100%	—	1,367
15	AA-ONHP-2017/2	Assam	100%	—	73
16	AA-ONHP-2017/3	Assam	100%	—	268
17	AA/ONDSF/Hazarigaon/2018	Assam	100%	—	31
18	KG-ONHP-2017/1	KG Onshore	100%	—	2,321
19	KG-ONHP-2017/2	KG Onshore	100%	—	668
20	KG-ONHP-2017/3	KG Onshore	100%	—	49
21	KG/ONDSF/Kaza/2018	KG Onshore	100%	—	115
22	KG-OSHP-2017/1	KG Offshore	100%	—	177
23	KG-DWHP-2017/1	KG Deepwater	100%	—	6,574
24	CY-OSHP-2017/1	Cauvery Offshore	100%	—	Onshore 154 Offshore 1,640
25	CY-OSHP-2017/2	Cauvery Offshore	100%	—	Onshore 100 Offshore 2,474
26	GK-ONHP-2017/1	Gujarat Kutch Onland	100%	—	Onshore 2,454 Offshore 236
27	GK-OSHP-2017/1	Gujarat Kutch Offshore	100%	—	2,960
28	GS-OSHP-2017/1	Gujarat Kutch Offshore	100%	—	2,627
29	GS-OSHP-2017/2	Gujarat Kutch Offshore	100%	—	674
30	MB-OSHP-2017/2	Mumbai Offshore	100%	—	2,690
31	RJ-ONHP-2017/5	Barmer	100%	—	917
32	RJ-ONHP-2017/6	Barmer	100%	—	925
33	RJ-ONHP-2017/7	Barmer	100%	—	603
34	RJ-ONHP-2017/1	Barmer	100%	—	542
35	RJ-ONHP-2017/2	Barmer	100%	—	1,072
36	RJ-ONHP-2017/3	Barmer	100%	—	1,430
37	RJ-ONHP-2017/4	Barmer	100%	—	1,087
38	CB-ONHP-2017/1	Cambay	100%	—	1,490
39	CB-ONHP-2017/7	Cambay	100%	—	1,335
40	CB-ONHP-2017/10	Cambay	100%	—	2,766
41	CB-ONHP-2017/6	Cambay	100%	—	19
42	CB-ONHP-2017/2	Cambay	100%	—	317
43	CB-ONHP-2017/3	Cambay	100%	—	83
44	CB-ONHP-2017/4	Cambay	100%	—	95
45	CB-ONHP-2017/5	Cambay	100%	—	990
46	CB-ONHP-2017/11	Cambay	100%	—	70
47	HF-ONHP-2017/1	Himalaya Foreland	100%	—	666
48	GV-ONHP-2017/1	Ganga Valley	100%	—	1,817
49	CB-ONHP-2018/1	Cambay	100%	—	185
50	GK-OSHP-2018/1	Kutch	100%	—	1,732
51	GK-OSHP-2018/2	Kutch	100%	—	813
52	MN-OSHP-2018/1	Mahanadi	100%	—	1,825
53	RJ-ONHP-2018/1	Barmer	100%	—	417
54	AA-ONHP-2018/1	Assam	100%	—	249
55	CB-ONHP-2018/3	Cambay	100%	—	519
56	CB-ONHP-2018/4	Cambay	100%	—	559
57	KG-ONHP-2018/1	KG Onshore	100%	—	2,601
58	KG-ONHP-2018/2	KG Onshore	100%	—	230

	Total				64,663

o	Rajasthan, RJ-ON-90/1 block, Barmer Basin (operator, 70% participating interest)

The Rajasthan, RJ-ON-90/1 (the “Rajasthan block” or “RJ Block”) is an onshore block. It is Cairn’s principal production asset where Vedanta Limited along with Cairn Energy Hydrocarbons Limited owns a 70% participating interest pursuant to the production sharing contract. Cairn’s joint operation partner, ONGC, has a 30% participating interest. The Rajasthan block is spread over 3,111 square kms in the west of Barmer district, and consists of three contiguous development areas: (i) Development Area 1, primarily comprising the Mangala, Aishwariya, Raageshwari, Guda and Saraswati fields; (ii) Development Area 2, primarily comprising of the Bhagyam, (NI and NE) and Shakti fields; and (iii) Development Area 3, comprising of the Kaameshwari West fields.

The Mangala field was discovered in January 2004. This was followed by many other discoveries including the Aishwariya and Bhagyam fields. In the Rajasthan block, 38 discoveries have been established, since inception. Exploration activities and studies indicate that the block has further potential for reserves that would support future growth opportunities.

Vedanta Limited - oil and gas business also own and operate significant infrastructure assets to facilitate the processing, transportation, and sale of crude oil produced in the Rajasthan block. For fiscal year 2020, Vedanta Limited - oil and gas business’s net average daily production was 79,720 boepd from the Rajasthan block.

o	Cambay, CB/OS-2 block, Cambay Basin (operator, 40% participating interest)

The Cambay CB/OS-2 (the “Cambay block”) is an offshore block which is located in the Cambay Basin of the state of Gujarat in western India. Vedanta Limited - oil and gas business’s operations in the Cambay block are centered on the Lakshmi and Gauri oil and gas fields and the CB-X development area. Based on exploration and development activities undertaken by Vedanta Limited - oil and gas business, the Cambay block has yielded natural gas discoveries in its offshore Lakshmi and Gauri fields and onshore CB-X field and crude oil discoveries in the former two fields. Vedanta Limited - oil and gas business along with its Joint venture partners ONGC and TATA Petrodyne, commenced its gas production from the Lakshmi gas field in 2002 and from the Gauri field in 2004. Production of co-mingled crude oil, which consists of crude oil plus condensate, from the Gauri field commenced in 2005. Lakshmi and Gauri offshore fields cover areas of 121.1 square kms and 52.7 square kms, respectively, in the Cambay Basin and lie off the coast of the state of Gujarat in water depths of approximately 20 meters. CB-X is an onshore gas field situated in the Cambay block and covers an area of 33.3 square kms. Currently, there is no production from CB-X field. For fiscal year 2020, Vedanta Limited - oil and gas business’s net average daily production was 3,475 boepd from the Cambay block.

o	Ravva, PKGM-1 block, Krishna Godavari Basin, Eastern India (operator, 22.5% participating interest)

Vedanta Limited - oil and gas business’s production operations in the Krishna-Godavari Basin are centered on the Ravva PKGM-1 (the “Ravva block”), lying off the coast of Andhra Pradesh in Eastern India, in water depths up to 40 meters. Developed in partnership with ONGC, Videocon Industries Limited and Ravva Oil Singapore, Vedanta Limited - oil and gas business became the operator of Ravva block in 1996. For fiscal year 2020, Vedanta Limited - oil and gas business’s net average daily production was 1,976 boepd from the Ravva block.

o	KG Onshore, KG-ONN-2003/1, Krishna Godavari Basin (49% participating interest)

The onshore block KG-ONN-2003/1, located in the Krishna Godavari basin in the state of Andhra Pradesh, was awarded in NELP V round to a joint venture between Vedanta Limited - oil and gas business and ONGC. Nagayalanka-1Z was the first discovery in the block. For fiscal year 2020, net average daily production was 480 boepd from the KG block. Production from the existing well had commenced in the first quarter of fiscal year 2019. Drilling of three development wells was also completed in fiscal year 2019, out of which one well is online. Hydrofrac and well completion campaign in remaining two wells is expected to be completed in near term.

o	KG Offshore, KG-OSN-2009/3, Krishna Godavari Basin (operator, 100% participating interest)

The offshore block KG-OSN-2009/3 covers an area of 1,988 square kms and is located in the Krishna Godavari Basin off the coast of the state of Andhra Pradesh. The block is currently in the initial exploration phase and was extended until January 30, 2019 due to access restrictions imposed by Ministry Of Defense. Further extension to the exploration phase was sought from DGH and the MoPNG as per available extension policies and PSC provisions and same has been granted until April 30, 2020 vide DGH letter dated January 30, 2020. A further one year extension was sought on excusable delay and also the removal of access restriction imposed by Ministry of Defence. DGH vide order dated June 17, 2020 has granted extension to the exploration phase until December 4, 2020. Further, due to COVID-19 pandemic, vide letter dated March 30, 2020, the operator invoked Force Majeure in the block on the grounds that the pandemic made it impossible to conduct petroleum operations and DGH has accepted this claim.

Two well drilling programs commenced in April 2018 to identify the potential of the block. In fiscal year 2019, gas discovery was declared in the first well and oil discovery was notified in second exploratory well. Analysis and studies are ongoing to assess the discoveries and their further potentials.

o	Open Acreage Licensing Policy (“OALP”) (100% participating interest)

Under the OALP, revenue-sharing contracts have been signed for 41 blocks in October 2018 and for 10 exploration blocks as part of the Open Acreage Licensing Policy Round II & III (OALP - II&III) in July 2019. These blocks offer a rich conventional and unconventional resource play. The secured blocks increased the acreage of Vedanta Limited’s oil and gas business to approximately 65,000 sq. km.

o	Discovered Small Fields (“DSF2”) (100% participating interest)

Vedanta Limited - oil and gas business has won two discovered small fields in DSF round-2 named as Hazarigaon and Kaza gas field located in Assam and KG basins respectively.

Principal Products

(i)	Oil

Cairn produces crude oil of various grades with different degrees and contents across fields. The crude oil in the majority of fields in the Rajasthan block is medium sweet oil with high pour point. Conversely, the crude oil produced from the Ravva block and Cambay block are light sweet in nature.

(ii)	Gas

The Rajasthan, Ravva and Cambay blocks produce natural gas, as well as natural gas commingled with crude oil. While Cairn has been historically selling gas from the offshore blocks of Ravva and Cambay, it commenced gas sales in the Rajasthan block in fiscal year 2014, following the regulatory approval in March 2013.

Production

The table below shows oil and gas production results for fiscal years 2018, 2019 and 2020.

Average Daily Production	Units	2018	2019	2020	% Change (2019 Vs. 2020)
Net operated*	Boepd	80,595	78,978	85,651	8%
Oil	Bopd	78,082	75411	77,129	2%
Gas	Mmscfd	15	21	51	139%

*	Including KG-ONN production of 480 boepd in which Vedanta Limited - oil and gas business is a non-operator.

Estimate of Reserves

Set forth in the table below is certain data regarding the estimates of net reserves from fields within the Rajasthan block, Ravva block, Cambay block and KG Onland block as of March 31, 2020. Volumes reported in this table are in millions of barrels of oil equivalent.

Domestic Asset	Basin	Exploration Activity	Development Activity	Net Proved Reserves
Rajasthan block	Barmer	✓	✓	119.37
Cambay block	Cambay	—	✓	2.09
Ravva block	KG Offshore	—	✓	1.25
KG-ONN block	KG Onland	—	✓	1.17

Total				123.88

Technology

The technology landscape is continuously changing at a rapid pace. Such changes create an opportunity to adapt and develop competitive advantage. It is imperative for Vedanta Limited - oil and gas business to adapt cutting edge technology in order to generate incremental value. The agility to inculcate technology as part of business has been demonstrated over the years ranging from enhanced oil recovery mechanism, to project’s concept optimization, hydraulic fracturing, 3D seismic technology etc.

Enhanced oil recovery methods are tertiary recovery methods of producing oil, which is not recovered during the application of primary and/or secondary water-flood recovery methods. Cairn has successfully executed one of the world’s largest polymer flood enhanced oil recovery projects at Mangala. Driven by its encouraging results, Cairn is implementing polymer flood program on a large-scale at Bhagyam and Aishwariya fields.

In addition to the application of polymer flood enhanced oil recovery, Cairn is also working towards implementation of the alkaline-surfactant-polymer flood process in the Mangala field as described in sections above. Similar to the lines of Mangala ASP pilot, Cairn is also planning to implement the ASP pilots in Bhagyam and Aishwariya fields.

Hydraulic fracturing or fraccing or hydro-frac is the process of providing a conductive path for hydrocarbons to flow from the reservoir to the wellbore, in low permeability reservoirs. The application of this technology is helping in the development of tight gas formation of Raageshwari Deep Gas (“RDG”) field. The field development continues to leverage this and other technologies like auto-driller, next generation automated pipe handling rigs etc. to deliver value and efficiency to the project. Till date 25 wells have been constructed (Drilled & Cased), out of which 8 of these wells have also been Hydraulically fractured and 3 wells have been flowed back and ready for hook up. As a result of the successful application of these technologies, Cairn has been able to connect more reservoirs and deliver value to the field development.

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

Platform based stimulation of injector wells was conducted in Ravva field using the in-house conceived, “Mini stimulation package”. This initiative has removed the weather dependency of well stimulation and requirement of platform supply vessel for injector well stimulation. This project has resulted in improved water injection, enabling pressure maintenance in the block and improved production performance from the producer wells.

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

Executed an extensive E-line campaign with innovative paraphernalia of advanced robotic tools in Ravva. This offshore tractor-stroker campaign involved significant complexities and offshore job logistics. The job included downhole video based assessment of intervention challenge, E-line based precision milling of damaged sliding sleeves, wire brush cleaning of scales and selective shifting of damaged SSD profiles. Significant volumes were added post completion of the campaign. Well preparations works for the CB/OS-2 drilling campaign 2018 were completed with rigless intervention methods for the side-track wells of the drilling campaign. This kind of exercise was successfully implemented for the first time in an offshore environment in India. These rig less activities prior to drilling rig-move, saved significant rig time during the campaign, which helped in reducing the overall campaign cost and also gave us the flexibility of taping more opportunities in the campaign within fair weather window.

Auto gas lift technique application has been successful in Cambay field for reviving shut-in wells. The shallow gas zones in existing wells were opened at a controlled rate to produce the wells using gas lift. E-line and tractor-stoker equipment were utilized for operations in the highly deviated wells. The positive results have allowed utilization of auto gas lift in additional wells with positive results.

In OALP blocks, our objective is to reduce cycle time from exploration to production through innovative technology adaption. We have implemented a Full Tensor Gravity Gradiometry™ (FTG) airborne survey to optimize time and cost-intensive seismic data acquisition to fast track drilling. This is the largest onshore FTG survey program in India covering an area of 1200 LKM in Assam blocks and 8000 LKM in Kutch blocks.

In addition, during fiscal year 2020 we have applied Satellite-based Sub-Terrain prospecting (STeP®), which includes eight remote sensing and computational technologies within a six-month time frame covering an area of 3650 sq.km. This is the first application in oil and gas exploration in India to provide information to optimize and prioritize areas for exploration focus.

Principal Facilities

Overview

The following map shows the locations of Cairn’s blocks in India:

*	Map not to scale

➢	Rajasthan

Rajasthan Block Production Sharing Contract (“Rajasthan Block PSC”)

Vedanta Limited - oil and gas business along with Cairn Energy Hydrocarbons Limited are working in partnership with its joint venture partner, ONGC in connection with the Rajasthan Block located in the Barmer district. The Rajasthan block PSC was signed in May 1995 between the GoI and a consortium consisting of ONGC and Shell India Production Development BV.

Vedanta Limited - oil and gas business acquired interest in the Rajasthan Block from Shell India Production Development B.V.in two tranches and held 100% interest on June 20, 2003. Under the Rajasthan Block PSC, the GoI has an option to acquire a participating interest of 30.0% in any development area containing a commercial discovery. The GoI exercised their right in all three development areas, specifically, Development Area 1 in 2005, Development Area 2 in 2007 and Development Area 3 in 2009, acting through its nominee ONGC, and acquired a 30.0% participating interest in each. As of March 31, 2020, ONGC holds 30.0%, Vedanta Limited - oil and gas business holds 35.0% participating interest in the Rajasthan block and the remaining 35.0% interest being held by Cairn Energy Hydrocarbons Limited, which is a wholly owned subsidiary of Vedanta Limited.

As per terms of the Rajasthan Block PSC and permissions from the GoI, the crude oil and condensate produced from the Rajasthan block is being sold to both, the public sector undertakings refineries and private refineries. As of March 31, 2020, commercial sales arrangements are in place for over 250,000 bopd with public sector undertakings and private refineries.

The Rajasthan Block PSC established a Management Committee for the Rajasthan block which consists of four members, two of whom are nominated by and represents the GoI and the licensee, i.e. ONGC, taken together, and two of whom are nominated by and represents Vedanta Limited - oil and gas business and Cairn Energy Hydrocarbons Limited. The Management Committee must unanimously approve annual work programs, budgets, proposals for the declaration of a discovery as commercial, field development plans, and the delineation of or additions to a development area as provided in Rajasthan Block PSC.

The Rajasthan Block PSC was initially valid until May 2020, unless it is terminated in accordance with its terms, but may be extended by mutual agreement among the parties for up to an additional term of five years, provided in case of commercial production of natural gas which is expected to continue beyond 2020, the production sharing contract shall be extended for a period of 35 years from May 15, 1995. There is also a provision to further extend the Rajasthan Block PSC by agreement of the parties if production of crude oil or of natural gas is expected to continue after the relevant period.

By way of a notification dated April 7, 2017, the MoPNG issued a policy for the grant of extension to the PSCs signed by the GoI awarding Pre-New Exploration Licensing Policy Exploration Blocks (“Pre-NELP Extension Policy”). The Pre-NELP Extension Policy defines the framework for granting extensions for Pre-New Exploration Licensing Policy (“Pre-NELP”) blocks.

Pre-NELP Extension Policy, amongst others, provides for an increased share of profit petroleum by 10% for the GoI during the extended term of the Rajasthan Block PSC. Cairn India Limited (now Vedanta Limited’s - oil and gas business) has filed a writ before the High Court of Delhi in 2015 seeking necessary directions for the extension of the PSC. The Single Bench of the High Court of Delhi on May 31, 2018 granted extension of the Rajasthan Block PSC on same terms and conditions of PSC. The decision of Single Bench was appealed by GoI before Division Bench of High Court of Delhi, wherein Court indicated that the extension application filed by Vedanta Limited - oil and gas business in May 2018 for seeking extension of Rajasthan Block PSC for ten years, shall be decided / processed under the Pre-NELP Extension Policy within a period of two months, notwithstanding the time period which is prescribed in the Policy. The Court has reserved all of the rights and contentions of the parties open. In case of any further clarification was required by GoI, Court directed that the request for the same must be forwarded to Vedanta Limited - oil and gas business within three weeks. Given this, the Directorate General of Hydrocarbons (“DGH”) has sought certain clarifications from Vedanta Limited - oil and gas business and ONGC. Thereafter, the GoI granted its approval for a ten year extension of the production sharing contract for the Rajasthan Block vide letter dated October 26, 2018 under the Pre-NELP Extension Policy, subject to certain conditions. The conditions relate to the completion of certain technical activities in the Block before the expiry of the primary tenure of the PSC, prescribes mechanism and criteria for exploration cost recovery, submission of audited accounts/EOY statements and audit observations. Subsequently on December 3, 2019, GOI removed the condition of the submission of audited accounts as imposed under the letter of extension dated October 26, 2018.

The applicability of the Pre-NELP Extension Policy however, remains sub judice before the High Court of Delhi. The matter was last heard on August 28, 2020 and it was directed that no additional profit petroleum would be payable until October 1, 2020 and the matter is now listed on September 17, 2020.

Separately, DGH has sought an unconditional acceptance of the conditions for grant of extension, which includes payment of additional profit petroleum to GoI, upon creation of liability, on account of certain audit observations. Vedanta Limited has disputed these queries together with the other audit exceptions on the basis that such audit findings and exceptions are not in accordance with the PSC nor are they sustainable and thereby do not result in the creation of any liability on Vedanta Limited and its subsidiaries. Vedanta Limited had proposed for the relevant issues pertaining to these audit findings and exceptions to be referred for expert determination in accordance with the provisions of the PSC. On May 14, 2020, Vedanta Limited invoked the dispute resolution process in accordance with the PSC process and issued notice for arbitration. The Tribunal stands constituted.

GOI, on May 14, 2020 directed that given the COVID-19 outbreak, a further period of 3 months be granted to allow formal execution of the agreement for extension and in the interim, petroleum operations to be continued. GoI, on August 14, 2020 and on August 28, 2020 extended this period until September 30, 2020 to allow formal execution of the agreement.

Vedanta Limited - oil and gas business has initiated arbitration and filed a Notice of Arbitration dated March 1, 2019 against ONGC with respect to issue of Cost Oil finalization. ONGC had filed its response to the Notice of Arbitration on April 12, 2019. The Arbitral Tribunal stands constituted. Statement of Claim has been filed by the companies on January 31, 2020. In parallel, ONGC filed an interim application before the High Court of Delhi under Section 9 of the Arbitration Act claiming royalty of $ 394 million. The next date of hearing is October 9, 2020. See “Item 8 - Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings”.

The Rajasthan block had benefitted from a tax holiday of seven years from fiscal year 2009 (the year of commencement of commercial production from the Rajasthan block) to March 31, 2016. However, during the seven year tax holiday, MAT rules were applicable which resulted in a taxation of book profits computed in accordance with the generally accepted accounting principles as used in India. Any MAT paid can be carried forward for a total period of 15 years from the year of payment and used to reduce corporate tax to be paid in future years in excess of MAT payable in those years.

Under the Rajasthan Block PSC, all crude oil sales made to the GoI or Government Companies as well as private buyers are valued at a weighted average F.O.B. selling price per barrel of a basket of international crude oil as agreed by all parties which is quoted in Platts, a provider of energy information. For any delivery period in which sales take place, the price is set at a price per barrel determined by calculating the average for the month of such delivery of the mean of the high and low F.O.B prices.

The crude oil produced at the Rajasthan block is benchmarked to Bonny Light, a low sulphur crude oil published in Platts Crude Oil Marketwire on a daily basis. The pricing formula also adjusts for differences in yield and quality.

In the event of any dispute, difference or claim between the parties to the Rajasthan Block PSC arising out of or in connection with any of the terms and conditions of the said PSC or concerning any interpretation or performance thereof which cannot be settled amicably may be referred a sole expert, to be appointed by the parties to the dispute jointly, who is to be an independent and impartial person of international standing with relevant qualifications and experience. Under the provisions of the Rajasthan Block PSC, the decision of the sole expert is final and binding on the parties and not subject to arbitration. The Rajasthan Block PSC also provides for settlement of any dispute, difference or claim between the parties through arbitration.

Operations

The Rajasthan block achieved net production of 29.2 mmboe in fiscal year 2020, up by 9%, primarily due to one off cost recovery for past exploration from our joint venture partner ONGC. However, the overall production was lower due to natural reservoir decline and planned maintenance shutdown at the Mangala Processing Terminal (MPT) which will help maintain asset integrity and improve the plant performance. The decline was partially offset by gas volume ramp up through early production facility and addition of wells brought online as part of Mangala Infill, Aishwariya Barmer Hill and production optimization activities. The overall equipment effectiveness (OEE) of the Mangala Processing Terminal stood at over 92% for the year.

Development Area 1, primarily comprising the Mangala, Aishwariya, Saraswati , Guda and Raageshwari oil and gas fields, produced a net average 72,741 boepd during fiscal year 2020, higher by 15% year on year, with the Mangala field being the largest contributor. During fiscal year 2020, Development Area 2, primarily comprising Bhagyam, NE and NI fields, produced on an average 6,797 boepd, lower by 26% year on year. Production was from Kaameshwari in Development Area 3 during the year and averaged at 183 barrels of oil per day in fiscal year 2020.

The Rajasthan block received approval from the GoI to begin selling natural gas in March 2013. The eight inch gas pipeline which runs along the oil pipeline is being used to supply gas to domestic buyers, sales through GIGL pipeline commenced in November 2018. This is an efficient application diligent usage of resources in an environmentally friendly way. During fiscal year 2020, the average gas production from Raageshwari deep gas field was 100.1 mmscfd and average sales was 79.1 mmscfd. Early production facility has been commissioned and ramped up to its design capacity of 90 mmscfd.

The following table sets out the net average oil and gas daily production from the Rajasthan block for the years ended March 31, 2018, 2019 and 2020:

Average Daily Production	Units	2018	2019	2020	% Change (2020 vs 2019)
Net operated	Boepd	75,935	72,849	79,720	9%
Oil	Bopd	74,172	70,085	72,143	3%
Gas	Mmscfd	11	17	45	173%
Net Development Area 1	Boepd	68,320	63,511	72,741	14%
Net Development Area 2	Boepd	7,583	9,147	6,797	(26%)
Net Development Area 3	Boepd	33	191	183	(5%)

➢	Mangala

The Mangala field commenced production in August 2009 and continues to be the largest contributor to production from the Rajasthan asset. To increase the ultimate oil recovery and support for production volumes, Cairn has embarked on an enhanced oil recovery project, which was successfully executed in fiscal year 2016.

In order to accelerate recovery from the Mangala field, an infill drilling campaign consisting of 15 wells was carried out during fiscal year 2018. Further, during fiscal year 2019, Cairn executed a 45 well infill drilling campaign in the field; of which 35 wells are hooked up as on March 31, 2020.

➢	Bhagyam

Bhagyam, the second largest field in Rajasthan, forms part of Development Area 2 and commenced production in January 2012.

Cairn is looking to replicate the success of the Mangala enhanced oil recovery program to enhance recovery from the Bhagyam field through the execution of polymer flooding. The field development plan for the Bhagyam polymer enhanced oil recovery project has been approved and the drilling of 28 wells has been completed, of which 19 wells are hooked up till March 31, 2020. Surface facility development for polymer implementation has commenced and polymer injection is ongoing.

➢	Aishwariya

Aishwariya, the third largest discovery in Rajasthan, commenced production in March 2013. Vedanta Limited—oil and gas business is replicating the success of the Mangala enhanced oil recovery program to enhance recovery from the Aishwariya field through the execution of polymer flooding. The approved field development plan for the Aishwariya is being executed and all the 14 planned wells have been drilled, of which 8 wells are hooked up till March 31, 2020. Surface facility development for polymer implementation has commenced and polymer injection is ongoing.

➢	South Satellite fields including Raageshwari, Saraswati, Guda and Kaameshwari

The Raageshwari oil field commenced production in March 2012, while the Saraswati field commenced production in May 2011. Kaameshwari and Guda oil fields commenced production in May and June 2017, respectively.

Availability of the integrated processing and evacuation facility has reduced operating costs and has therefore made these fields economically viable.

Facilities

➢	Mangala Processing Terminal

The Mangala processing terminal is spread over an area of 1.6 square kms and is a core asset. The Mangala processing terminal processes crude oil produced from various oil fields in the Rajasthan block. The Mangala processing terminal is currently operational with three oil processing trains. The aggregate liquid handling nameplate capacity of the oil processing trains is 850 kblpd. The oil processing train primarily consists of slug catchers, production heaters, a production separator and settling tank for oil water separation and degassing. Stabilized crude after meeting export crude specification is transported to refineries through a 24-inch diameter continuously heated and insulated pipeline. The Mangala processing terminal’s integrated production facilities support the field development plan approved production, which is in line with Cairn’s unified Rajasthan block offtake capability.

➢	Raageshwari Gas Processing Facility

The Raageshwari gas terminal about 70 kms from the Mangala processing terminal, comprises facilities to remove condensable hydrocarbon liquids and water from the gas produced from Raageshwari gas terminal wells. Gas produced and processed at Raageshwari gas terminal was supplied solely to Mangala processing terminal and to the heating stations along the oil export pipeline from Mangala processing terminal. In March 2013, Vedanta Limited - oil and gas business commenced the commercial sale of gas from the Raageshwari deep gas field. This was the first step towards unlocking the natural gas potential of the Rajasthan assets. An ongoing drilling programme with surface upgradation project is expected to increase natural gas production and sales from the field. The construction of the facility is progressing as per the plan. The upgraded facility along with existing and early production facility shall have the capacity to process approximately 240 mmscfd of gas. On the pipeline front, GSPL India Gasnet Limited (GIGL) has commissioned a pipeline connecting Raageshwari Gas Terminal to Pali and thereon connecting to Palanpur in Gujarat. Gas flow via GIGL line commenced during the third quarter of fiscal year 2019.

➢	Power facilities

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

➢	Mangala Development Pipeline

The Mangala development pipeline is designed to evacuate the crude oil and transport gas from the Rajasthan block. Beginning at the Mangala processing terminal and Raageshwari terminal respectively, the 24 inch crude oil and 8 inch gas pipeline passes through eight districts across two states, Rajasthan and Gujarat. The pipeline ends at Bhogat near Jamnagar on the western coast of India. There are buffer crude storage terminals at Radhanpur and Viramgam for sales to Indian Oil Corporation and off-take lines at Salaya for sales to the Reliance India Limited and Essar Oil refineries in Jamnagar. Since its commissioning, total cumulative crude oil sales of 551 million barrels have been achieved through the existing pipeline facilities up to March 31, 2020. With the use of drag reducing agents, the proven dispatch capacity of the Mangala development pipeline has been enhanced to around 250,000 bbls per day. Given its length, the Mangala development pipeline incorporates a pipeline intrusion detection system to provide surveillance along its entire length by using fibre optics. Vedanta Limited - oil and gas business’s pipeline operations received accreditation of ISO: 14001 systems in fiscal year 2018 and ISO45001 in fiscal year 2019.

In fiscal year 2014, gas sales commenced through the 8 inches gas line. Capacity was further enhanced through installation of higher capacity gas compressors at Raageshwari and Viramgam terminals to nearly double gas sales capability, as well as modification of impellers of the mainline booster pumps at Viramgam. During fiscal year 2016, stabilization of the compressors and optimization of plant operations aided production. GSPL India Gasnet Limited (“GIGL”) commissioned a pipeline connecting Raageshwari Gas Terminal to Pali and thereon connecting to Palanpur in Gujarat. Gas flow via GIGL line commenced during the third quarter of fiscal year 2019 resulting in higher sales.

In November 2015, the Salaya-Bhogat pipeline and terminal at Bhogat were commissioned and the first cargo of 500,000 barrels of Rajasthan crude oil was successfully loaded in December 2015, through the Bhogat terminal for Mangalore Refinery and Petrochemicals Limited (“MRPL”). The terminal has provided access to a larger market for Rajasthan crude oil.

➢	Bhogat Terminal Facilities

The Bhogat terminal in the Jamnagar district, Gujarat, is a 160 hectare site located eight kms from the Arabian Sea coast. The terminal will facilitate the storage and evacuation of crude oil by sea. The terminal consists of tankages with storages capacity of around 2.1 million barrels of Rajasthan crude. It also has associated facilities for the operation of terminal and marine export of crude. The evacuation facility includes two 24 inch sub-sea export pipelines from the Bhogat landfall point to the single point mooring system to enable crude transfer and a single point mooring system and sub-sea pipeline end manifold in deep sea to enable tanker berthing and loading. The terminal was commissioned in November 2015 and the dispatch of Rajasthan crude to MRPL has commenced. In fiscal year 2018 supplies of RJ crude to Bharat Petroleum Corporation Limited (“BPCL “) commenced from Bhogat terminal. During fiscal year 2020, we successfully loaded cargos from Bhogat terminal during monsoon season by deploying additional marine support infrastructure to ensure safe operations.

Exploration

Cairn is rejuvenating its oil and gas exploration efforts in the prolific Barmer Basin. We are evaluating opportunities to commence drilling campaign of exploration and appraisal wells to build on the resource portfolio.

➢	Ravva

Ravva Block PSC

The PSC for the exploration, development and production of the Ravva block (the “Ravva PSC”) was signed on October 28, 1994 between GoI and a consortium consisting of ONGC, Videocon Industries Limited (formerly Videocon Petroleum Limited), Ravva Oil Singapore and Cairn Energy India Pty Limited (formerly known as Command Petroleum (India) Pty Limited) (“Command Petroleum”) with Command Petroleum being designated as the operator. In 1996, Cairn Energy Plc acquired Command Petroleum, including its interest in the Ravva block, and subsequently Vedanta Limited - oil and gas business (since merged with Vedanta Limited) became the operator.

As at March 31, 2020, Vedanta Limited - oil and gas business holds a 22.5% working interest in the Ravva block with the remaining interests currently held by ONGC (40%), Videocon Industries Limited (25%) and Ravva Oil Singapore (12.5%) (together the “Ravva Joint Operating Partners”). Ravva PSC was originally valid until October 27, 2019 and has now been extended for 10 years by GOI in accordance with the provision of the “ Policy on the Grant of the extension to Production Sharing Contract Signed by Government awarding small , medium sized and discovered field to private joint ventures ” dated March 28, 2016. The PSC addendum recording this extension has been executed by all parties.

The extension policy, amongst others, provides for an increased share of profit petroleum of 10% for the GoI during the extended term of the Ravva PSC and payment of royalty and cess as per prevailing rate in accordance with PNG rules 1959 and OIDB Act. Under the Ravva PSC, Vedanta Limited - oil and gas business is entitled to recover 100% of development and production costs from crude oil and natural gas sales before any profit is allocated among the parties. The recovery of exploration cost during the extension period shall be governed in accordance with the provision of Office Memorandum 2013 and 2019 issued by MoPNG on Exploration in Mining lease area post expiry of the Exploration period which provides that the exploration cost can be recovered after the approval of Field Development Plan by management committee.

As per the terms of the Ravva PSC, the crude oil and condensate produced from the Ravva block is being sold to the public sector undertakings refineries. As of March 31, 2020, commercial sales arrangements are in place for over 25000 bopd with public sector undertakings. All sales to the GoI nominees are to be valued at a monthly average of high and low of F.O.B. selling price per barrel in US dollars based on a pricing formula based on Bonny Light, ascertained on Platts.

The Ravva PSC provides that royalties and cess are payable on production and sales respectively. Until October 27, 2019 the royalty rate on crude oil and casing head condensate was set at ₹ 481 per metric ton ($ 0.87 per barrel), regardless of the value of the crude oil. A levy on the production of crude oil under the provisions of the Oil Industry (Development) Act, 1974 of India (the “OIDA Cess”) was set by the Ravva PSC at ₹ 900 per metric ton of crude oil production ($ 1.63 per barrel).

Post Ravva PSC extension, the royalty payable on natural gas is set at 10% of the wellhead value of the natural gas (typically 9% of natural gas revenue). OIDA Cess is not payable on natural gas production. Royalties and OIDA Cess on crude oil are as per prevailing rate of 10% of Well Head price and 20% of sales prices respectively under PNG rules 1959 and OIDB Act 1974. Payment of royalty and OIDA cess payments are recoverable under the Ravva PSC before any profit is allocated among the parties. As ONGC originally discovered the Ravva block, Vedanta Limited - oil and gas business and other members of the Ravva Joint Operating Partner are obliged to make a series of production payments to ONGC based on cumulative crude oil production. The method of calculating the production payments is set out below.

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

Disputes have arisen between the Ravva Joint Operating Partners over the interpretation of the Ravva PSC which have required arbitration. For example, a dispute arose between the GoI and Ravva Joint Operating Partners on the issue of excess cost recovery made by Ravva Joint Operating Partners against the base development cost as mentioned in the Ravva PSC which has limited the escalation of such costs for cost recovery purposes.

The Ravva Joint Operating Partners (excluding ONGC) initiated arbitration proceedings, seated in Malaysia. The arbitral tribunal announced its award on January 18, 2011 broadly allowing companies including Vedanta Limited - oil and gas business to recover base development cost spent amounting to $ 278 million and disallowed an over-run of $ 22 million spent in respect of base development cost and directed 50.0% of the legal costs to be paid by the GoI. The High Court of Kuala Lumpur, on August 30, 2012, dismissed the GoI’s application for setting aside the award with costs. Further appeal by the GoI before the Court of Appeal, Kuala Lumpur and the Federal Court of Malaysia were also dismissed. The arbitration award in respect of the base development cost matter was in favour of Vedanta Limited - oil and gas business, Videocon Industries Limited and Ravva Oil Singapore and has attained finality, in so far as the Malaysian proceedings are concerned. Vedanta Limited - oil and gas business, Videocon Industries Limited and Ravva Oil Singapore have filed an application for enforcement of the said award before the High Court of Delhi as an additional measure of caution and the matter was last heard on May 24, 2019 wherein the arguments were completed by the parties. The judgment issued on February 19, 2020 has allowed our application for enforcement of the said award. GoI has preferred a special leave petition before the Supreme Court and where arguments have concluded, and the matters stands reserved for judgment.

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

Operations

The production of Ravva block increased from 1,728 boepd in fiscal year 2019 to 1,976 boepd in fiscal year 2020. The increase of 248 boepd in production primarily due to two new wells brought online through Ravva drilling campaign commenced during the year which was partially offset by natural field decline.

The following table sets out the net average daily production of oil and gas from the Ravva block for the years ended March 31, 2018, 2019 and 2020:

Average Daily Production	Units	2018	2019	2020	% Change (2019 Vs. 2020)
Net operated	Boepd	2012	1,728	1,976	14%
Oil	Bopd	1,722	1,446	1,518	5%
Gas	Mmscfd	2	2	3	62%

➢	Facilities

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

➢	Cambay

Cambay Block PSC

Exploration, development and production of the Cambay block is governed by a PSC between the GoI and a consortium consisting of ONGC, Tata Petrodyne Limited (“Tata”) and Vedanta Limited - oil and gas business (the “Cambay Joint Operating Partners”) which was signed on June 30, 1998 (the “Cambay PSC”) and runs until 2023 unless the Cambay PSC is terminated earlier in accordance with its terms and may be extended for a further period of not exceeding five years, provided that in the event of commercial production of non-associated natural gas the Cambay PSC may be extended for period not exceeding 35 years from the June 30, 1998. By way of a notification dated April 7, 2017, the MoPNG issued a policy for the grant of extension to the production sharing contracts signed by the GoI awarding Pre-New Exploration Licensing Policy (“Pre-NELP”) Exploration Blocks which defines the framework for granting extensions for Pre-NELP blocks. The Pre-NELP Extension Policy, amongst others, provides for an increased share of profit petroleum of 10% for the GoI during the extended term of the Cambay PSC. The extension application for the Cambay block shall be due for filing in 2021. Vedanta Limited - oil and gas business’s participating interest in the Cambay Basin joint operation consists of a 40% interest in the Lakshmi, Gauri and CB-X development areas. The remaining interests in these development areas are held by ONGC (50%) and Tata (10%).

Operations

The Cambay block started production in calendar year 2002. During fiscal year 2020, the block produced 3,475 boepd, lower by 19% year on year. This was primarily due to natural field decline partially offset by production optimization measures.

The following table sets out the net average oil and gas daily production from the Cambay block for the years ended March 31, 2018, 2019 and 2020:

Average Daily Production	Units	2018	2019	2020	% Change (2019 Vs. 2020)
Net operated	Boepd	2,648	4,282	3,475	(19%)
Oil	Bopd	2,189	3,761	3,030	(19%)
Gas	Mmscfd	3.0	3.1	2.7	(15%)

➢	Facilities

An 82-acre onshore processing facility at Suvali, processes natural gas and crude oil from the Lakshmi and Gauri fields. This facility has a capacity to process 150 mmscfd of natural gas and 12,000 bopd of crude oil and includes a three stage separator oil processing train, four storage tanks of combined capacity of 40,000 bbls as well as 4.8 MW captive power generation capacity. As part of the asset’s long-term facility augmentation plan, the liquid handling capacity has been augmented. The oil processing capacity has been increased by debottlenecking of liquid processing train by adding additional heater and heat exchangers. Also the water treatment and disposal capacity has been augmented by increasing the Effluent Treatment Plant (ETP) capacity from 3,000 bwpd to 6,000 bwpd and laying of new water disposal pipeline. The processing plant and offshore infrastructure are certified to ISO 14001 and ISO 45001 standards.

➢	Power Generation facilities

Cairn’s current power generation facilities are set up to address the captive power requirements to run its routine business operations. The total installed capacity across upstream and midstream operations are 165 MW. The following table sets forth information relating to the existing power capacity as of March 31, 2020:

Fiscal year commissioned	Capacity (MW)	Location	Fuel used
2010 and 2014	60	Rajasthan Mangala processing terminal	Steam turbine
2010	3.3	Rajasthan Raageshwari gas terminal	Gas based
2010	14.4	Gujarat Viramgam terminal	Gas Based
2015	39	Gujarat Bhogat Terminal	Gas Based
2010	33.8	Pipeline Above Ground Installations (AGI’s)	Gas Based
2003	4.8	Cambay	Gas based
1999 and 2003	10	Ravva	Gas based

➢	KG Onshore

KG-ONN-2003/1, Krishna Godavari Basin (49% participating interest)

The onshore block KG-ONN-2003/1, located in the Krishna Godavari basin in the state of Andhra Pradesh, was awarded in NELP V round to a joint venture between Vedanta Limited - oil and gas business and ONGC. Vedanta Limited - oil and gas business and ONGC entered into a PSC on September 23, 2005 (the “KG-ONN-2003/1 PSC”). Vedanta Limited - oil and gas business has 49% participating interest in the block.

The Declaration of Commerciality for the two Nagayalanka discoveries (Nagayalanak-1z and Nagayalanka SE-1) was approved at the management committee meeting held in July 2014. Operatorship was then transferred to ONGC as per the KG-ONN-2003/1 PSC. Production from the existing well has commenced in the first quarter of fiscal year 2019. Drilling of three development wells was completed by fourth quarter of fiscal year 2019, of which one well is online. Hydrofrac and well completion campaign in the remaining two wells is expected to be completed in the near term.

Average Daily Production	Units	2018	2019	2020	Change (2019 Vs. 2020)
Net operated	Boepd	—	119	480	303%
Oil	Boepd	—	119	438	268%
Gas	Mmscfd	—	—	0.2	100%

➢	KG Offshore

KG-OSN-2009/3, Krishna Godavari Basin (operator, 100% participating interest)

The offshore block KG-OSN-2009/3 covers an area of 1,988 square kms and is located in the Krishna Godavari Basin off the coast of the state of Andhra Pradesh. Vedanta Limited - oil and gas business is the operator and holds a 100% interest in the block. Block KG-OSN-2009/3 is a shallow water block with water depths within the block ranging between near shore to 400 meters. The PSC was signed on June 30, 2010 and the petroleum exploration license was granted in August 2010. The block is currently in the exploration phase. The phase was extended until January 30, 2019 due to Ministry of Defense access restrictions. Further extension to the exploration phase was sought from DGH and MoPNG as per available extension policies and PSC provisions and the same had been granted until April 30, 2020 vide DGH letter dated January 30, 2020. A further one year extension was sought on excusable delay and also the removal of access restriction imposed by Ministry of Defence. DGH vide letter dated June 17, 2020 has granted such extension to the exploration activities till December 4, 2020. Further, due to the COVID-19 pandemic, vide letter dated March 30, 2020, the operator invoked Force Majeure in the block on the grounds that the pandemic made it impossible conduct petroleum operations and DGH accepted this claim.

A two-well exploratory drilling campaign commenced during the first quarter of fiscal year 2019 to establish the potential of the block. Gas discovery was notified post first well drilling. In the fourth quarter oil discovery was notified in second exploratory well. Analysis and studies are ongoing to assess the discoveries and further potential.

➢	Blocks awarded under Open Acreage Licensing Policy (“OALP”)

Vedanta Limited’s oil and gas business was awarded 51 blocks under OALP I, II and III and revenue sharing contracts have been signed for them with $ 800 million commitment. The 51 blocks, comprising 40 onshore and 11 offshore blocks, are located primarily in established basins, and with some optimally located close to existing infrastructure. Contracts for seismic acquisition has been awarded for Assam, Rajasthan, Cambay and Offshore region blocks and acquisition and interpretation of data is in progress.

➢	Discovered Small Fields (“DSF2”)

Vedanta Limited—oil and gas business has won two discovered small fields in DSF round-2 named as Hazarigaon and Kaza gas field located in Assam and KG basins respectively. These discovered fields are providing synergy to existing Vedanta Limited—oil and gas business blocks in the vicinity.

➢	Sales and Marketing

Cairn’s ten largest customers accounted for approximately 100% of its revenue in fiscal years 2018, 2019 and 2020 respectively. Four of Cairn’s customers accounted for approximately 90% of its business revenue in fiscal year 2020.

In fiscal year 2020, Cairn sold 100% of the oil and gas it produces in the Indian market.

100% of the oil and gas that Cairn produced in fiscal year 2020 was sold under annual/monthly contracts specifying quantity and price. For Rajasthan, Cambay and Ravva blocks, crude oil price in fiscal year 2020 was benchmarked to Bonny Light, West African low sulphur crude that is frequently traded in the region, with appropriate adjustments for crude quality. The crude oil price benchmarks are based on crude oil sales agreement.

➢	Projects and Developments

The oil and gas business has commenced investment in growth projects in order to monetize the available resource base. The oil and gas business has a rich project portfolio comprising of enhanced oil recovery projects, tight oil, tight gas, satellite field development, facility upgradation, exploration and appraisal prospects. The gross capital expenditure being invested is estimated to be $ 3.2 billion (Vedanta Limited - oil and gas business comprising net capital expenditure at $ 2.3 billion).

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

Some of Vedanta Limited - oil and gas business’s principal projects are set out below:

(i)	Enhanced Oil recovery – Polymer in Bhagyam and Aishwariya fields and Alkaline Surfactant Polymer in Mangala, Bhagyam and Aishwarya Fields

The success of the polymer enhanced oil recovery at Mangala is being replicated at Bhagyam and Aishwariya fields to increase recovery rates. Drilling campaign for 42 wells has been completed, of which 27 wells were hooked up as of March 31, 2020. Surface facility development for polymer implementation has commenced and polymer injection is ongoing.

In addition, Cairn also commenced drilling 45 infill wells drilling campaign in the prolific Mangala field to accelerate near term production. All 45 wells have been drilled, of which 35 wells are hooked up as of March 31, 2020.

Going forward, the Alkaline surfactant polymer (ASP) project at Mangala will enable incremental recovery from the prolific Mangala field. The project entails drilling wells and developing infrastructure facilities at the Mangala Processing Terminal. Drilling campaign is already under progress and the contract for the ASP surface facility is yet to be awarded. As of March 31, 2020, 60 wells have been drilled.

(ii)	Barmer Hill and Satellite field development

The development of Barmer Hill and Satellite fields is a key growth driver for Cairn, with a focus on increasing production through the development of these fields. The Barmer Hill formation can be classified into two major development opportunities namely, Barmer Hill North consisting of oil prone porcellanite rocks and Barmer Hill South consisting of muddy porcellanites.

The Aishwariya Barmer hill is the first tight oil project being monetized. Aishwariya Barmer hill stage I production from seven existing wells commenced during second quarter of fiscal year 2018. Aishwariya Barmer hill stage II consists of drilling and fracking of 39 new wells, new surface facilities including well hook-ups, pipeline augmentation and installation of de-gassing facility. Drilling of all 39 wells have been completed as of March 31, 2020. These are being progressively hooked up to ramp up volumes.

Vedanta Limited - oil and gas business has made overall 38 discoveries in the Rajasthan Block to date. In order to monetize the satellite fields, appraisal as well as development activities through global technology partnership has commenced.

The tight oil appraisal for 4 biggest discoveries (Vijaya and Vandana, Mangala Barmer Hill, DP and Shakti) entails the drilling and extended testing of 10 new wells with multi-stage hydraulic fracturing. 7 wells have been drilled till March 31, 2020.

An integrated work program for the development of 14 satellite fields through global technology partnership has commenced. 13 wells have been drilled as of March 31, 2020.

(iii)	Raageshwari Deep Gas development

Gas development in the Raageshwari Deep Gas field continues to be a strategic priority. Early production facility has been commissioned during fiscal year 2020 and ramped up to its design capacity of 90 mmscfd.

Further construction of gas terminal through integrated contract is expected to deliver additional 90 mmscfd of gas production in near term. This will ramp up the overall Rajasthan gas production to 240 mmscfd.

In order to realize the full potential of the gas reservoir, contract for the drilling of wells has been awarded and 25 wells have been drilled as of March 31, 2020.

(iv)	Surface facility upgrade at Mangala Processing Terminal

The Mangala processing terminal facility upgradation is progressing in line with the schedule to handle incremental liquids. Intra-field pipeline augmentation project has been completed and the Mangala processing terminal surface facility augmentation project is expected to be commissioned in near term. The project will lease to increasing liquid handling capacity by 30% at the Mangala processing terminal.

(v)	Ravva Exploration and Development

In order to increase the reserve and resource base, an integrated contract for drilling nine exploratory and appraisal wells and seven development wells has been awarded. 4 wells have been drilled of which 2 are online as of March 31, 2020.

➢	Reserves and Other Oil and Gas Information

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

DeGolyer and MacNaughton performed an independent evaluation of our 100% estimated reserves base as of March 31, 2020. See the reserves appraisal report by DeGolyer and MacNaughton, dated April 20, 2020, included as exhibit to this Annual Report.

All the proved reserves presented herein are based on PSC’s with the GoI. As such, all net reserves are based on an entitlement calculation which converts Cairn’s share of cost recovery and profit petroleum under each contract to a volume equivalent of net reserves in accordance with SEC guidance on calculating net reserves subject to these agreements. For further information on our proved reserves, see “Supplementary Information on Oil and Gas Exploration and Production”.

➢	Proved Reserves

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

The table below sets forth our estimated net proved developed and undeveloped reserves of crude oil and natural gas by region as of March 31, 2020, based on average fiscal year 2020 prices:

Particulars	Oil (mmbbls)	Natural Gas (bcf)	Total oil and gas products (mmboe)
Proved developed Reserves
India	91.49	100.45	108.23
Proved undeveloped Reserves
India	12.55	18.57	15.65

Total proved reserves	104.04	119.02	123.88

Note: Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.

The table below summarizes information about the changes in total proved reserves for 2018, 2019 and 2020:

➢	Total Proved Developed and Undeveloped Reserves

Reserves quantity information	Oil (mmbbls)	Natural Gas (bcf)	Total oil and gas products (mmboe)
March 31, 2017	57.56	5.71	58.51
Revisions of previous estimates	15.11	10.95	16.94
Improved recovery	2.96	—	2.96
Purchases or (sales) of minerals	—	—	—
Extensions and discoveries	0.23	—	0.23
Production	(28.50)	(5.50)	(29.42)

March 31, 2018	47.36	11.16	49.22
Revisions of previous estimates*	99.82	89.22	114.68
Improved recovery	4.87	0.05	4.88
Purchases or (sales) of minerals	—	—	—
Extensions and discoveries	2.31	2.75	2.77
Production	(27.53)	(7.81)	(28.83)

March 31, 2019	126.83	95.37	142.72
Revisions of previous estimates	5.40	42.37	12.47
Improved recovery	—	—	—
Purchases or (sales) of minerals	—	—	—
Extensions and discoveries	0.04	0.00	0.04
Production	(28.23)	(18.71)	(31.35)
March 31, 2020	104.04	119.02	123.88

*	Includes impact of 10-year extension of the PSCs for RJ-ON-90/1 and PKGM-1 blocks.

➢	Proved Developed and Undeveloped Reserves

Total proved reserves as of March 31, 2019, were 142.72 mmboe. For the year ending March 31, 2020, total revisions of 12.47 mmboe were comprised of an increase of 8.94 mmboe based on technical revisions due to improved production performance and an increase of 3.53 mmboe due to revisions based on commodity prices. These total revisions were comprised of an increase of 0.06 mmboe for the Cambay block (CB/OS-2), a decrease of 0.16 mmboe for the Nagayalanka block (KG-ONN-2003/1), an increase of 12.23 mmboe for the Rajasthan block (RJ-ON-90/1), and an increase of 0.34 mmboe for the Ravva block (PKGM-1). In fiscal year 2020, no revisions were made due to improved recovery. Extensions and discoveries of 0.04 mmboe were on account of inclusion of the Saraswati-4 Basement field which was approved for development in the Rajasthan block. After adjusting for the production of 31.35 mmboe, the total proved reserves as at March 31, 2020, were 123.88 mmboe.

Proved developed reserves as of March 31, 2019, were 110.81 mmboe. For the year ending March 31, 2020, total revisions of 28.74 mmboe were comprised of an increase of 25.50 mmboe based on improved production performance and the progression from proved undeveloped to proved developed reserves from fields in all PSCs, and an increase of 3.24 mmboe due to revisions based on commodity prices. These total revisions comprise 0.12 mmboe for the Cambay block, 0.97 mmboe for the Nagayalanka block, 27.17 mmboe for the Rajasthan block, and 0.48 mmboe for the Ravva block. In fiscal year 2020, no revisions were made due to improved recovery. In fiscal year 2020, extensions and discoveries of 0.04 mmboe were on account of inclusion of the Saraswati-4 Basement field which was approved for development in the Rajasthan block. After adjusting for the production of 31.35 mmboe, the total proved developed reserves at March 31, 2020, were 108.23 mmboe.

Proved undeveloped reserves as of March 31, 2019, were 31.92 mmboe. For the year ending March 31, 2020, total revisions were 16.27 mmboe. Technical revisions were comprised of a decrease of 16.56 mmboe based on the progression from proved undeveloped to proved developed reserves from fields in the Cambay, Nagayalanka, Rajasthan, and Ravva blocks. These technical revisions were offset by an increase of 0.29 mmboe due to changes in commodity prices. These total revisions comprised a decrease of 0.06 mmboe in the Cambay block, a decrease of 1.13 mmboe in the Nagayalanka block, a decrease of 14.94 mmboe in the Rajasthan block, and a decrease of 0.13 mmboe in the Ravva block. In fiscal year 2020 no revisions were made due to improved recovery or extensions and discoveries. The proved undeveloped reserves as of March 31, 2020, were 15.65 mmboe. There are no material amounts of proved undeveloped reserves that remain undeveloped for five years or more.

➢	Internal controls over reserves estimation process

Cairn maintains an internal staff of petroleum engineers, geoscientists and economists who work closely with our independent reserves engineers to ensure the integrity, accuracy and timeliness of data furnished to our independent reserves engineers in their estimation process and who have knowledge of the specific properties under evaluation. All the activities of reserves estimation are being coordinated by our Senior Advisor-Reserves and Chief Reserves Engineer who are primarily responsible for overseeing the preparation of our reserves estimates and for the internal control over our reserves estimation. The Senior Advisor-Reserves and the Chief Reserves Engineer have more than 32 years and 28 years of industry experience respectively, in the exploration and production sectors as a practicing reservoir engineer, with broad experience in reserves assessment, field development and management.

During each fiscal year, our technical team meets with DeGolyer and MacNaughton (“D&M”) who are provided with full access to complete and accurate information pertaining to the properties to be evaluated and all applicable personnel. In addition, other pertinent data is provided such as seismic information, geologic maps, well logs, production tests, material balance calculations, well performance data, operating procedures and relevant economic information.

➢	Independent reserves estimation

Reserves estimates presented herein for our Indian assets are based on the D&M Reserves Reports, completed on April 20, 2020, a copy of which has been filed as an exhibit to this Annual Report.

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

Thomas C. Pence, Senior Vice President with D&M was responsible for the preparation of the D&M Reserves Report. Mr. Pence studied at the Texas A&M University and graduated as a Bachelor of Science in Petroleum Engineering in the year 1982. He is a registered professional engineer in the State of Texas and a member of the International Society of Petroleum Engineers. He has more than 37 years of experience in oil and gas reservoir studies and reserves evaluations.

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

➢	Oil and gas production, production prices and production costs

The following tables set forth our production of crude oil and natural gas on entitlement interest basis, by geographic area for the years ended March 31, 2018, March 31, 2019 and March 31, 2020:

	For the year ended March 31,
Geography (4)	2018			2019			2020
	Crude Oil (mmbbls)	Natural Gas(1) (bcf)	Total (mmboe)	Crude Oil (mmbbls)	Natural Gas(1) (bcf)	Total (mmboe)	Crude Oil (mmbbls)	Natural Gas(1) (bcf)	Total (mmboe)

India(2)	28.5	5.5	29.42	27.53	7.81	28.83	28.23	18.71	31.35
Mangala(3)	20.28	—	20.28	18.39	—	18.39	18.64	—	18.64
Others	8.22	5.5	9.14	9.14	7.81	10.44	9.59	18.71	12.71

Total	28.5	5.5	29.42	27.53	7.81	28.83	28.23	18.71	31.35

Notes:

(1)	Natural gas production figures are the production volumes of natural gas available for sale, excluding flared and re-injected gas and gas consumed in operations.
(2)	For the computation of EI production, Ravva royalty fees have not been netted off.
(3)	Mangala field is separately included as it contains more than 15% of our total proved reserves.
(4)

Cairn along with Petro SA filed closure application with PASA to exit from South Africa operations and the same has been accepted and closure certificate has been granted by PASA on September 20, 2019.

The following table sets forth our average sales prices by geographic area and by-product type for the last three years:

Particulars		During the year ended March 31,
		2018	2019	2020
		Average sale prices in India (in $)
Oil	per barrel	50.7	66.0	59.4
Natural gas	per mscf	7.2	7.5	5.5

The following table sets forth our average production costs by geographic area for the last three fiscal years:

	For the year ended March 31,
Geography	2018	2019	2020
	($ per boe)
India - Oil and gas	21.5	26.8	22.4

The cost of production for oil and gas business consists of:

•

expenditure incurred towards the production of crude oil and natural gas including statutory levies, such as cess, royalties (except Rajasthan block) and production payments payable pursuant to the PSCs as well as operational expenditures such as costs relating to manpower, repairs and maintenance of facilities, power generation and fuel for such facilities, water injection, insurance, storage, transportation and freight of crude oil and natural gas, among others. The total production cost is divided by the net interest quantity of oil and gas produced to determine the cost of production per barrel of oil equivalent See “Item 5. Operating and Financial Review and Prospects – Factors Affecting Results of Operations—Royalty and cess payments” for further details.

➢	Drilling and other exploratory and development activities

The following table sets forth the number of net productive and dry exploratory and development wells drilled for the last three fiscal years. For more information about our on-going exploration and production activities, see “Information on the Company — Business Overview — Our Business — Our Oil and Gas Business — Principal Facilities”.

Productive and Dry Exploratory and Development Wells

	2018	2019	2020
	(Number of wells)
Net productive exploratory wells drilled:
India	—	2	7

Total productive exploratory wells drilled	—	2	7
Net dry exploratory wells drilled:
India	0.7	—	—

Total dry exploratory wells drilled	0.7	—	—
Total number of net exploratory wells drilled	0.7	2	7
Net productive development wells drilled:
India	13.7	59.4	68.4

Total productive development wells drilled	13.7	59.4	68.4
Net dry development wells drilled:
India	—	—	—
Total dry development wells drilled	—	—	—

Total number of net development wells drilled	13.7	59.4	68.4

➢	Present activities

The following table summarizes the number of wells in the process of being drilled as of March 31, 2020.

	Gross	Net
	(Number of wells)
Number of wells being drilled
India	4	2.6

Total wells drilling	4	2.6

➢	Oil and gas properties, wells, operations and acreage

Cairn’s blocks containing proved reserves have leases which currently expire in May 14, 2030 for Rajasthan block, October 27, 2029 for Ravva block, June 29, 2023 for Cambay block and September 24, 2031 for KG-ONN block. Estimates of proved reserves disclosed as of March 31, 2020, and all preceding periods for each block represent only those quantities that were estimated to be recoverable prior to the expiration date of the respective PSC. No reserves were estimated or included for quantities that may be recoverable after the expiration date of the PSCs.

The following tables show the number of gross and net productive oil and natural gas wells and total gross and net developed and undeveloped oil and natural gas acreage in which Cairn had interests as of March 31, 2020.

➢	Gross and Net Productive Wells and Gross and Net Developed and Undeveloped Acreage

	As of March 31, 2020
	Oil		Natural gas
	Gross	Net	Gross	Net
	(Number of wells)
Gross and net productive wells(1)
India	581	404.1	51	32.6

Total gross and net productive wells	581	404.1	51	32.6

	As of March 31, 2020
	Gross	Net
	(acres)
Gross and net acreage(2)
Developed acreage
India	56,730	31,618
Undeveloped acreage
India	15,930,301	15,594,758

Notes:

(1)

A gross well or acre is a well or acre in which a working interest is owned, while a net well or acre is deemed to exist when the sum of fractional ownership working interests in gross wells or acres equals one.

(2)	Developed acreage is acreage assignable to productive wells; productive wells include producing wells and wells mechanically capable of producing.

(3)

Undeveloped acreage encompasses those leased acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or gas regardless of whether such acreage contains proved reserves. Users of this information should not confuse undeveloped acreage with undrilled acreage held by production under the terms of the lease. Cairn’s lease holdings comprise earlier five blocks and new 53 blocks acquired under OALP and DSF-2 round in India.

➢	Delivery Commitments

(i)	Crude Oil

Cairn sells crude oil from its various operating fields under production, under a variety of contractual obligations. Prior to start of every fiscal year under the various PSCs between Cairn and GoI, GoI nominates volumes that would be up-lifted by its nominee refinery based upon the expected production from the field during the year. Cairn is free to tie-up with other domestic refineries (including private refineries) for the surplus available volume that is not nominated by GoI.

For fiscal year 2021, GoI has nominated approximately 93 kbpd of Rajasthan block and 11 kbpd of Ravva block. Cairn has reasonable endeavor crude oil sales agreements and there is no minimum committed quantity, thus, resulting in no financial implication.

(ii)	Natural Gas

The delivery commitments for Cairn’s share of gas sales from Rajasthan Block (participating interest) for the month of August 2020 is approximately 4.31 mmscf per day which is based on estimated gas production from the fields.

For Cambay block, Vedanta Limited - oil and gas business’s share of gas sales commitment (participating interest) for the month of August 2020 is approximately 2.34 mmscf per day. For Ravva block, there is no annual commitment for gas sales for fiscal year 2021.

Cairn believes its domestic proved reserves will be sufficient to deliver the above mentioned contracted volumes.

➢	Distribution, Logistics and Transport

(i)	Rajasthan

The Mangala processing terminal has been designed as a centralized hub facility to handle crude oil production from the fields in the Rajasthan block that have been discovered by Cairn. Once crude oil reaches the Mangala processing terminal, generally via the pipeline, it is processed and transported to public-sector customers or private refineries that have purchased it. See “— Facilities—Mangala Processing Terminal” for more details.

(ii)	Cambay

The 82-acre onshore processing facility at Suvali, processes natural gas and crude oil from the Lakshmi and Gauri fields. It has a capacity to process 150 mmscfd of natural gas and 12 kbopd of crude oil and includes a three stage separator oil processing train, four storage tanks of combined capacity of 37,700 bbls as well as 4.8 MW captive power generation capacity. The processing plant and offshore infrastructure are certified to ISO 14001 and ISO 45001 standards.

The crude oil produced from Suvali Onshore Terminal is transported via truck tankers approximately 15 km to Adani Hazira Port Private Limited. Thereafter, the crude cargo is sold to coastal refineries via sea tankers.

The processed natural gas is sold through the Gujarat State Petronet Limited pipeline facility to CLP India Private Limited and Gujarat Gas Corporation Limited.

(iii)	Ravva

Currently, there are eight unmanned offshore platforms and a 225-acre onshore processing facility at Surasaniyanam for processing the natural gas and crude oil produced from the offshore field. The Ravva onshore terminal operates as per the internationally recognized environmental standard (ISO 14001) and the occupational health and safety standard (OHSAS18001). Onshore facility has the capacity to handle 90 kbopd of crude oil, 95 mmscfd of natural gas and 110,000 bbls of water injection per day. The terminal also has the capacity to store 1.0 mmbbls of crude oil.

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

Natural gas from the wells after treatment is transported to buyer’s (GAIL) pipeline.

➢	Market share and Competition

The oil and gas exploration and production industry in India has tremendous potential for investment. Acreages to explore and exploit hydrocarbon resources are offered under an open acreage licensing system by the MoPNG under the Hydrocarbon Exploration and Licensing Policy. The GoI has launched special bid rounds for small discoveries, thereby further enhancing competition to acquire acreage.

For Vedanta Limited- oil and gas business, competition is faced from Indian companies, including Indian National Oil Companies- ONGC and Oil India Limited (“OIL”) as well as private players like Reliance Industries Limited. The GoI has a major stake in ONGC and OIL. ONGC has been awarded the majority of the exploration blocks in the nine NELP licensing rounds and has also acquired 17 blocks under the four OALP auctions that have been held to date. OIL has won 21 blocks under the four OALP bid rounds.

Many of these competitors have access to financial or other resources substantially in excess of those available to Vedanta Limited- oil and gas business and accordingly may be better positioned to acquire and exploit prospects, hire personnel and market production. In addition, many of Vedanta Limited’s competitors may be better able to withstand the effect of external changes in industry conditions such as worldwide crude oil and natural gas prices and levels of supply and the application of government regulations, which affect Vedanta Limited’s business and which are beyond Vedanta Limited’s control.

Vedanta Limited – oil and gas business is a significant contributor to India’s domestic crude oil production, operating approximately 25% as derived from the provisional data published by Petroleum Planning and Analysis Cell of MoPNG statistics as of March 31, 2020.

➢	Seasonality

Our oil and gas business is not subject to seasonality as demand for oil and gas is consistent throughout the year.

Our Iron Ore Business

Overview

Our iron ore business is carried out in the states of Goa and Karnataka. Our iron ore business includes exploration, mining and processing of iron ore. In fiscal year 2020, we produced approximately 4.4 million dmt of saleable iron ore fines and lumps. The sales for fiscal year 2020 were at 6.6 million dmt as compared to sales of 3.8 million dmt in fiscal year 2019.

We currently operate a metallurgical coke plant and a pig iron plant with an installed capacity of 522,000 TPA and 832,000 TPA respectively in Goa and Maharashtra. The second metallurgical coke plant with an installed capacity of 120,000 TPA was acquired in first half of fiscal year 2020, at Sindudhurg, Maharashtra, which became operational on September 9, 2019.

On August 26, 2011, the Supreme Court of India passed an order suspending mining activities in the Chitradurga and Tumkur districts of Karnataka. In view of this order, our activities at this mine were stopped with immediate effect. On April 18, 2013, this suspension was lifted by the Court and in December 2013, the operations were resumed after getting necessary regulatory clearances. Although we resumed operations in Karnataka based on the stage I forest clearance from the state government of Karnataka and a temporary working permission from the MoEF&CC, the temporary working permission expired on July 31, 2014. Karnataka operations were halted for the period from August 1, 2014 to February 27, 2015. We resumed our operations in Karnataka after all statutory clearances were in place from February 28, 2015.

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

Principal Products

Iron ore

Our iron ore reserves consist of both lump and fine ore. As of March 31, 2020, the percentage of lump ore in the reserves was approximately 20.0% in Karnataka. The mines in Karnataka consists of average 49.1% grade deposits. We sell lump ore from our mines in Karnataka primarily to domestic pig iron or steel producers. The majority of other iron ore produced by Goa mines was sold to purchasers in China, but during the fiscal year 2020, no Iron ore were mined from Goa mine pursuant to the Supreme Court’s order.

Pig iron

We produce basic, foundry and nodular grade pig iron in various sub grades for steel mills and foundries.

Metallurgical coke

We also produce metallurgical coke, which is primarily used for captive consumption for producing pig iron in India.

Principal Facilities

The following map shows details of the locations of our iron ore business in India and around the world.

Mine in Karnataka - A. Narrain (ML No 2677)

Our main operations in Karnataka is at the A. Narrain mine Meghalahalli, Chitradurga, ML 2677, which is located approximately 200 kms northwest of Bangalore. The open-pit mine is operated by us and is well connected by rail, with the nearest stations, Sasalu and Amruthapura, and M/s Mineral Enterprises server by Chikkajajur (MMEC) railway siding located 16 kms, 17 kms and 4 kms respectively, from the mine. The nearest port at Mangalore is approximately 430 kms from the mine and the nearest airport is located at Bangalore, approximately 230 kms from the mine.

The leasehold area of the mine is 160.6 hectares, which is classified into two blocks, namely the south block, which is 123.5 hectares, and the north block, which is 37.1 hectares. These two blocks are joined by a narrow stretch of land approximately 30 meters in width and 660 meters in length along the eastern side of the leasehold area. We have operated the mine since 1994. The MoEF&CC granted us the environmental clearance for production of 6.0 mmtpa in fiscal year 2009 but due to conditions introduced by the Supreme Court, the production capacity of the mine was reduced to 2.29 mmtpa. However in April 2018, the Central Empowered Committee enhanced the production capacity of the mine to 4.51 mmtpa. Our application to further enhance production capacity was favorably considered by Central Empowered Committee (Supreme Court appointed body), on March 4, 2020 and the annual mining capacity has been increased upto 5.89 MTPA. The State Government of Karnataka has allocated the production quantity of 4.82 MTPA from FY 2020 onwards.

The geological formation of this region belongs to the Archean-Proterozoic age. The geology of the mine consists of Archean formations locally termed “Dharwars” which contain rich and large iron ore deposits. The leasehold area forms part of the Chitradurga-Tumkur schist belt and part of a regional isoclinal fold. The strike direction of the ore body dips westerly at an angle of about 60 degrees to 70 degrees. Hematite is the principal ore mineral and limonite, goethite and magnetite constitute the associated minor minerals of the mine. The mineralized horizon extends over a length of about two kms. The footwall comprised decomposed quartzite and phyllite, and the stratigraphy is cross cut by late dolerite dykes and sills which are manifested by pink clayey zones in the mine area.

Currently, the north and the south block of the mine have mechanized mining operations. The open-pit mines have a bench height of seven meters, haulage roads of 12 meters to 15 meters in width and an overall pit slope of less than 26 degrees. The mine is equipped with dry process facilities for processing all grades of ore.

The lateritic overburden is removed either by blasting or ripping/dozing, loaded onto and transported by 30 ton trucks. The ore mined is processed at the mine’s processing facilities, which involves crushing and dry screening processes. The processed ore is then transported by road to the railway yard, for onward transport to customers in Karnataka, Goa and other places. Ore produced in Karnataka ranges from 56.0% to 62.0% iron content and comprises 80.0% fines and 20.0% lumps.

Since the mine was taken over by us, exploration at the mine involved the drilling of a total of 73,951 meters in 660 boreholes as of March 31, 2020. The deposit is extensively sampled in vertical and inclined drill hole grid intervals in side direction of 50 meters and in cross section average of 25 meters with most of the holes covering a depth of 50 meters to 200 meters. Power at the mine is supplied by a 725 KV and 320 KV generator. All power supplied to the mine and plant is through generators.

The gross value of fixed assets, including capital works-in-progress, was ₹ 9,735 million ($129 million) as of March 31, 2020.

During the year, a parcel of land relating to the Iron Ore business having carrying value of ₹ 1,211 million ( $ 16 million) was reclassified from Land and Building to other financial asset due to an ongoing legal dispute relating to title of the land. Subsequently, during the year, the financial asset was fully impaired.

The economic cut-off grade at the mine is determined by the requirement to meet various sales contracts and the need to maintain stockpiles to meet the contract specifications.

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

Mine in Liberia - WCL

WCL comprises three concession areas (Bomi Hills, Bea Mountain and Mano River). Due to an ebola epidemic exploration in Liberia has been suspended in fiscal year 2015.

The table below sets out proved and probable iron ore reserves as of March 31, 2020 at mines that we own or have rights to:

	Proved Reserves		Probable Reserves		Total Proved and Probable Reserves
Mine	Quantity	Iron Grade	Quantity	Iron Grade	Quantity	Iron Grade
	(Million tons)	(%)	(Million tons)	(%)	(Million tons)	(%)
A. Narrain	21.36	56.8	51.71	44.1	73.07	47.8

Total iron ore reserves	21.36	56.8	51.71	44.1	73.07	47.8

Additional Information

1.

The reserve estimates have been prepared by the Geologists and Mining Engineers at Vedanta Limited and SRK Consulting (UK) Limited reviewed in accordance with JORC code. The estimates were independently audited by SRK in 2020.

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

Amona plant

We commenced operations at the Amona plant in Goa in 1992 and have been engaged in the manufacture and sale of pig iron since then. Our metallurgical coke plant at Amona produces a range of coke fractions from over 70 mm for foundries, 20 mms to 70 mms for blast furnaces and 6 mms to 20 mms for the ferrous alloy industry. Approximately 80.0% to 90.0% of the total production of metallurgical coke is consumed by us for our pig iron production and the remainder is sold to customers primarily located in India. The cost of the input coal blend is the single most important cost component for the production of coke. Our production consists primarily of low ash coking coal and we import 100.0% of low ash coking coal each year. In order to ensure a stable raw material supply, we have long-term supply contracts for the procurement of such coal. Electric power for us is supplied by our power unit which generates power from the waste heat of our metallurgical coke plant and the blast furnace gas from us.

Vazare Plant

On July 28, 2019, Vedanta Limited acquired Sindhudurg plant of Global Coke Limited which was under liquidation as per the IBC for a cash consideration of ₹ 335 million ($ 4 million) The assets acquired mainly included land, building and plant & machinery of similar value as the cash consideration. The acquisition complements backward integration opportunity for Company’s existing pig iron division and also increase the Company’s footprint in met coke market in south western part of India.

The following table sets out the total rated capacities as of March 31, 2020 at our Amona and Vazare facility:

	Rated capacity
Particulars	Metallurgical Coke	Pig Iron	Power
	(tpa)	(tpa)	(MW)
Amona Plant	522,000	832,000	60
Vazare Plant	120,000	—	—

Production

The table below sets out our total production of saleable ore for fiscal years ended on March 31, 2018, 2019 and 2020:

		Year Ended March 31
Mine/Mine Type	Product	2018	2019	2020
		(Millions Dry Metric tons)
Goa (open-pit)	Iron ore	3.8	0.24	0
Sesa Resources Limited (open-pit)	Iron ore	1.1	0	0
A. Narrain (open-pit)	Iron ore	2.2	4.12	4.36

Total iron Ore	Iron ore	7.1	4.36	4.36

Amona Plant	Metallurgical coke	0.44	0.5	0.43
	Pig iron	0.64	0.69	0.68
Vazare Plant	Metallurgical coke	0	0	0.04

Principal Raw Materials

o	Iron ore operations

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

o	Pig iron operations

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

o	Metallurgical coke

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

Sales and Marketing

Due to regulatory restrictions our entire iron ore from Karnataka is sold domestically.

Pig iron - Currently, the majority of the pig iron produced by us is sold within India to foundries and steel mills. The sale of pig iron is generally done on a spot basis with delivery schedule over the month. The prices of pig iron are fixed on a both delivered and ex-works basis, with material being sent on a freight-to-pay and prepaid basis.

Metallurgical coke - Approximately 80.0% to 90.0% of our total metallurgical coke production during fiscal year 2020 was used for the production of pig iron. The balance was sold in the domestic Indian market to foundries, pig iron producers, ferrous alloys producers and zinc producers

The sale of metallurgical coke to other customers is done on a spot basis with delivery schedule over the month.

We have a marketing office at Panaji in Goa with indenting agents to sell our pig iron and metallurgical coke products. Our sales and chartering needs are managed from the office at Goa.

Our ten largest customers accounted for approximately 44.0%, 42.7 % and 45.28% of revenue for iron ore business in fiscal years, 2018, 2019 and 2020 respectively. No customer accounted for greater than 10.0% of our revenue in fiscal year 2019. One of the customer accounted for more than 10.0% of our revenue in fiscal year 2018 and 2020.

Market Share and Competition

The total sales of iron ore for fiscal year 2020 was 6.6 million dmt. Domestic sales of iron ore for fiscal year 2020 was 5.79 million dmt, and total exports for fiscal year 2020 was 0.83 million dmt. Out of the total sales in fiscal year 2020, 87.0% was from Karnataka mines and the remaining 13.0 % was from Goa.

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

Our Copper Business

Overview

Our copper business is principally of custom smelting and includes a smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and three captive power plants at Tuticorin in southern India, a refinery and a copper rod plant and three blister/secondary material processing plant at Silvassa in western India, a precious metal refinery, a doré anode plant and a copper rod plant at Fujairah in the UAE. In addition, we own the Mt. Lyell copper mine in Tasmania, Australia.

The Government of Tamil Nadu has issued orders dated May 28, 2018 with a direction to permanently seal the existing copper smelter plant unit at Tuticorin. Separately, SIPCOT vide its letter dated May 29, 2018, cancelled 342.22 acres of the land allotted to us for the proposed expansion project, which has been stayed by High court of Madras. Further the TNPCB issued orders on June 7, 2018 directing the withdrawal of the Consent to Establish, which was valid till March 31, 2023. The Company has filed appeal before the Appellate Tribunal of the TNPCB challenging the withdrawal of the said Consent to Establish. The Company had filed writ petitions before Madras High Court challenging the various orders passed against the company in 2018 and the hearing was concluded on January 8, 2020. On August 18, 2020, the Madras High Court delivered the judgement wherein it dismissed the Writ Petitions filed by the Company. The Company approached the Supreme Court and challenged the said High Court order by way of a Special Leave Petition to Appeal. The matter was listed on August 31, 2020. After hearing the parties, the bench admitted the SLP and issued the notice to the respondents to file counter affidavit on SLP and the prayer for interim relief within four weeks. The rejoinder by the Petitioners (Vedanta Limited) will need to be filed within two weeks thereafter. See “Item 8 - Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings.” for further details.

Principal Products

–	Copper Cathode

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

–	Copper Rods

Our copper continuous cast rods meet all the requirements of international quality standards including the ASTM B 49: 2010 or the BS EN 1977:1998 standards. Our copper rods are currently used primarily for power and communication cables, transformers and magnet wires.

–	Sulphuric Acid

We produce sulphuric acid at our sulphuric acid plant through conversion of sulphur dioxide gas that is generated from the copper smelter. A significant amount of the sulphuric acid produced at the Tuticorin smelter is consumed by our phosphoric acid plant in the production of phosphoric acid, and the remainder is sold to fertilizer manufacturers and other industries.

–	Phosphoric Acid

We produce phosphoric acid at our phosphoric acid plant by chemical reaction of sulphuric acid and rock phosphate, which we import. Phosphoric acid is sold to fertilizer manufacturers and other industries.

–	Anode Slime

We produce anode slimes from the copper refining process that contain gold and silver which we currently sell primarily to Fujairah and balance to third parties. We sell the anode slimes to Fujairah Gold FZC as the doré anode plant has been shifted to our precious metal refinery at Fujairah.

–	Other By-products

Gypsum and slag are by-products of our copper smelting operations which we sell to third parties.

Supply of Copper Concentrate

As a custom smelter, we source a significant majority of our copper concentrate from third party suppliers at the LME price less a TcRc. The smelter at Tuticorin has been closed during the fiscal year 2019, therefore Copper Anodes and Blister has been procured from external sources and internal sources for production of copper cathode in Silvassa Refinery.

Delivery to Customers

The copper cathodes, copper rods, sulphuric acid, phosphoric acid and other by-products such as gypsum are shipped for export or transported by road to customers in India.

Principal Facilities

1.	Our Copper Mine

Mt. Lyell Mine - Tasmania

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

The net value of fixed assets, including capital work-in-progress was approximately AUD 6 million ($ 9 million) respectively, as of March 31, 2020.

At the time of finalization of reserve statement as on March 31, 2020, no mineral reserves have been determined due to government statutory restrictions imposed post the mud slide incident in January 2014.

2.	Our Smelter and Refineries

Overview

(i)	Tuticorin

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

On March 29 2013, the TNPCB ordered the closure of the copper smelter at Tuticorin due to complaints about a noxious gas leak by local residents. On April 1, 2013, Vedanta Limited (then Sterlite Industries India Limited) filed an application in the NGT challenging the order of the TNPCB on the basis that the plant’s emissions were within permissible limits. NGT ordered in favour of Vedanta Limited on August 8, 2013 clearing all allegations raised against Vedanta Limited with respect to gas leak incident. However, the TNPCB filed a civil appeals in 2013 against the order of NGT.

TNPCB granted renewal of the CTO to the existing Copper Smelter which was valid till March 31, 2018. The application for renewal of CTO from April 1, 2018 for existing copper smelter, required as per procedure established by law, was rejected by TNPCB vide rejection order dated April 9, 2018. The Company then filed an appeal before the TNPCB Appellate Authority challenging the rejection order. During the pendency of the appeal, TNPCB vide its order dated May 23, 2018 ordered closure of existing copper smelter plant and disconnection of power supply with immediate effect. Further, the Government of Tamil Nadu, issued orders dated May 28, 2018 with a direction to seal the existing copper smelter plant permanently. Consequently, TNPCB issued another notice dated May 28, 2018 directing sealing and closure of the unit. The Company believes these actions by the authorities were not taken in accordance with the procedure prescribed under applicable laws.

Subsequently, the Directorate of Industrial Safety and Health passed orders dated May 30, 2018, directing the immediate suspension and revocation of the Factory License and the Registration Certificate for the existing smelter plant.

Then the Company had appealed before the NGT, Principal Bench. Hearing the appeal, the NGT has referred the matter to an Independent Committee presided by retired Chief Justice of the Meghalaya High Court along with one expert member each from MoEF&CC and Central Pollution Control Board (CPCB) which heard all the affected parties including Company and through the reports produced on the issue of environmental compliance as well as the impact on inhabitants as perceived or actual. The Independent Committee visited the plant in September 2018 and heard TNPCB as well as Vedanta Limited’s defence on the violations pointed out by TNPCB for rejection of CTO renewal application and heard interveners supporting and opposing reopening of Sterlite Copper and State authorities and TNPCB.

The NGT through an order dated December 15, 2018 has set aside the impugned orders passed by State of Tamil Nadu and TNPCB and directed TNPCB to pass fresh orders of renewal of consent and authorization to handle hazardous substances, subject to appropriate conditions for protection of environment in accordance with law within three weeks from this order date. It has also allowed to restore electricity for operations of the plant. The order is subjected to Vedanta Limited complying with certain directions as specified in the order.

Meanwhile, Madurai bench of Madras High Court ordered to maintain ‘Status quo’ till January 21, 2019 in response to a Public Interest Litigation (PIL) filed by one of the Tuticorin resident challenging the order of NGT. This Public Interest Litigation (PIL) was later withdrawn in light of appeal filed before Supreme Court by State of Tamil Nadu and TNPCB.

The State of Tamil Nadu and TNPCB approached Supreme Court in Civil Appeals on January 2, 2019 challenging the judgment of NGT dated December 15, 2018 and this appeal was clubbed with the previously filled appeal by TNPCB against the NGT order dated August 8, 2013. The Supreme Court heard all the parties during January and February 2019 on maintainability as well as merits. The Supreme Court vide its judgment dated February 18, 2019 set aside the judgments of NGT dated December 15, 2018 and , August 8, 2013 on the basis of maintainability alone holding that the same were not maintainable before NGT. The Supreme Court did not venture into the merits of the matter. The Supreme Court gave the Company liberty to approach Madras High Court for filing a writ petition against the orders challenged in aforesaid appeals before NGT. The Supreme Court also indicated mentioning the matter before Chief Justice of Madras High Court for an expeditious hearing considering that the Company’s plant has been shut for a long period and the Company is exporting a product which is an important import substitute.

The Company then filed a writ petition before Madras High Court challenging the various orders passed against the Company in 2018 and 2013. The case was heard on March 1, 2019 wherein the Company pressed for interim relief for care and maintenance of the plant. No interim relief was granted to the company. The High Court Division Bench proceeded to hear the matter on a continuous basis, as a specially ordered case. The hearings were concluded on January 8, 2020. On August 18, 2020, the Madras High Court delivered the judgement wherein it dismissed the Writ Petitions filed by the Company. The Company approached the Supreme Court and challenged the said High Court order by way of a Special Leave Petition to Appeal. The matter was listed on August 31, 2020. After hearing the parties, the bench admitted the SLP and issued the notice to the respondents to file counter affidavit on SLP and the prayer for interim relief within four weeks. The rejoinder by the Petitioners (Vedanta Limited) will need to be filed within two weeks thereafter.

Silvassa

Our Silvassa facility, established in 1997, is located in the union territory of Dadra and Nagar Haveli in western India. Silvassa facility consists of a 133,000 MT of blister/secondary material processing plant which is developed by converting its existing two rod plants, a 216,000 tpa copper refinery plant, and a new Copper Rod Mill with an installed capacity of 258,000 tpa that was commissioned in October, 2019. Its refinery uses IsaProcessTM technology in the production of copper cathode and its copper rod plants use Contirod technology to produce copper wire rods. Our Silvassa facility draws on the state power grid to satisfy its power requirements.

Capacities

The following table sets forth the total capacities as of March 31, 2020 at our Tuticorin and Silvassa facilities:

	Capacity
Facility	Copper Anode(1)		Copper Cathode(2)	Copper Rods(2)		Sulphuric Acid(3)	Phosphoric Acid(3)	Captive Power
	(tpa)		(tpa)	(tpa)		(tpa)	(tpa)	(MW)
Tuticorin(4)	400,000		246,000	96,000		1,300,000	230,000	191.5
Silvassa	133,000	(6)	216,000	258,000	(5)	—	—	—

Total	533,000		462,000	354,000		1,300,000	230,000	191.5

(1)

Copper anode is an intermediate product produced by copper smelters and is not sold to customers. It is used for the production of copper cathode by copper refineries. Approximately one ton of copper anode is required for the production of one ton of copper cathode.

(2)	Copper cathode is used as an input material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rods.
(3)	Sulphuric acid is used as a starting material for phosphoric acid. Approximately 2.8 tons of sulphuric acid are required for the production of one ton of phosphoric acid.
(4)	Currently the operations are suspended as detailed above.
(5)	Silvassa New CCR plant with a capacity of 258,000 tpa commissioned in October 2019.
(6)

In the fiscal year 2020, with new technology intervention, the company has converted its two rod plants into blister/secondary material plant with an installed capacity of 133,000 MT of Anode production per annum. During the year, these plants have produced secondary material of 95,000 tons which further supported the refinery at Silvassa in Copper Cathodes

(ii)	Fujairah

Fujairah Gold FZC is located in the Fujairah Free Zone 2. Our Fujairah facility is strategically located on the coast of the Arabian Sea. The precious metal refinery was commissioned in March 2009 and began production in April 2009, with a capacity of 20 tons of gold and 105 tons of silver. Outotec oyj, Finland, supplied the technology for the precious metal refinery. Fujairah Gold FZC commissioned a copper rod plant at a project cost of $ 13 million, with an annual capacity of 12.5 tons per hour with production having commenced in May 2010 and generated a production of 68,865 metric tons of rod, 33 kilograms of gold and 2,700 kilograms of silver in fiscal year 2020. Continuus Properzi spa, Italy, has supplied the rod mill equipment for this project, and the copper cathode required for the copper rod plant is being sourced from the smelters of the Vedanta Group and third parties. The doré anode plant that was shifted from Tuticorin to Fujairah was commissioned in June 2012 for smelting of “anode slime” to “doré anode” which is the raw material for the precious metal refinery.

Production Volumes

The following table sets out our total production from Tuticorin and Silvassa for fiscal years ended March 31, 2018, 2019 and 2020:

Facility	Product	Units	For the Year Ended March 31,
			2018	2019	2020
Tuticorin(4)	Copper anode(1)	Tons	392,543	4	—
	Sulphuric acid(2)	Tons	1,033,249	—	—
	Phosphoric acid(2)	Tons	191,746	182	—
	Copper cathode(3)	Tons	216,749	2,873	—
	Copper rods(3)	Tons	67,207	2,282	—
Silvassa	Copper cathode(3)	Tons	186,418	86,644	77,487
	Copper rods(3)	Tons	135,332	108,915	1,00,216
Fujairah	Rod	Metric ton	88,091	82,627	68,865
	Gold	Kg	7,687	814	33
	Silver	Kg	72,513	10,640	2,700

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

Since Mt. Lyell mine has been placed under care and maintenance following a rock falling on the ventilation shaft in June 2014, there was no copper extraction from these mines for fiscal years ended March 31 2018, 2019 and 2020.

Principal Raw Materials

Overview

The principal inputs of our copper business are copper concentrate, rock phosphate, power, fuel and sulphuric acid. Other inputs include coke, lime, reagents and oxide ore. We have in the past been able to secure an adequate supply of the principal inputs for our copper production.

Copper Concentrate

Copper concentrate is the principal raw material of our copper smelter. We source our copper concentrate requirements either through long-term contracts or on spot markets. We purchase copper concentrate at the LME price less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. The smelter at Tuticorin has been closed during the fiscal year 2019, therefore copper anodes and blister has been procured from external and internal sources for production of copper cathode in Silvassa Refinery.

In general, Vedanta Limited’s long-term agreements run for a period of three to five years, and are renewable at the end of the period. The quantity of supply for each contract year is fixed at the beginning of the year and terms like TcRc and freight differential are negotiated each year depending upon market conditions. For copper blisters and anodes, the long term agreements are limited to a period of one year. In fiscal year 2020, we sourced approximately 63.07% of our copper anodes / blister requirements through long-term agreements.

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

Power

The electricity requirements of our copper smelter and refinery at Tuticorin are primarily met by the on-site captive power plants. This plant uses coal that is imported from third parties. Our other captive power plants at Tuticorin operate on furnace oil that is procured through long-term contracts with various oil companies. During fiscal year 2020, no power was consumed for production purpose as the plant at the Tuticorin has been closed since FY 2019. We have outsourced the day-to-day operations and maintenance of our captive power plants at Tuticorin. Our Silvassa facility relies on the state power grid for its power requirements.

Distribution, Logistics and Transport

Copper concentrate sourced from third parties is received at the port of Tuticorin and then transported by road to the Tuticorin facility.

Once processed at the Tuticorin facility, copper anodes are either refined at Tuticorin or transported by road to Silvassa. The smelter at Tuticorin was closed since the fiscal year 2019 and has not reopened. Accordingly, we have been procuring Copper Anodes and Blister from external and internal sources for production of copper cathode in Silvassa Refinery. Copper cathodes, copper rods, sulphuric acid, phosphoric acid and other by-products are shipped for export or transported by road to customers in India.

Sales and Marketing

The 10 largest customers of our copper business accounted for approximately 57.8%, 45.5% and 40.6% of our copper business revenue in fiscal years 2018, 2019 and 2020 respectively.

Our copper sales and marketing head office is located in Mumbai, and we have field sales and marketing offices in most major metropolitan centers in India. We sell our copper rods and cathodes in both the domestic and export markets. In fiscal years 2018, 2019 and 2020 exports accounted for approximately 52.3%, 24.3% and 29% of the revenue of our copper business, respectively. Our export sales were primarily to China, UAE, Qatar, Belgium, Nepal and Taiwan. We also sell phosphoric acid and other by-products in both the domestic and export markets.

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

Market Share and Competition

We own one of the two custom copper smelters in India and had a primary market share of 13.0% by sales volume in India in fiscal year 2020, according to International Copper Association (India). The other major custom copper smelter in India is owned by Hindalco Industries Limited, with the remainder of the primary copper market in India primarily served by imports and Hindustan Copper Limited.

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

Projects and Developments

Vedanta Limited had undertaken expansion projects to setup Copper smelter plant II at Tuticorin costing ₹ 44,240 million ($ 587 million) to increase its total copper capacity to 800,000 tpa.

Vedanta Limited has incurred ₹ 10,564 million ($ 140 million) on these projects as of March 31, 2020. However, the expansion of the smelter was temporarily put on hold due to pending environmental clearances.

The application for renewal of the Environmental Clearance for the proposed Expansion Project has expired on December 31, 2018. We made a fresh application dated March 12, 2018 before the Expert Appraisal Committee of the MoEF&CC wherein a sub- committee was directed to visit the Expansion Project site prior to prescribing the Terms of Reference.

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

Hearing the case of expansion project, Madras High Court vide its order dated October 3, 2018 has granted an interim stay in favour of the Company against order of SIPCOT dated May 29, 2018, cancelling 342.22 acres of the land allotted to us. The MoEF&CC has updated on its website that Vedanta Limited’s environmental clearance for expansion project will be considered for ToR either upon verdict of the NGT case or upon filing of a Report from the State Government/ District Collector, Thoothukudi. The Company has also filed Appeals before the TNPCB Appellate Authority challenging withdrawal of CTE by the TNPCB, the matter is pending for adjudication. During the year, the Company has recognised a provision on impairment on its expansion project of ₹ 6, 692 million ($ 89 million).

Our Aluminium Business

Our aluminium business is in Chhattisgarh and Odisha. We operate the business in the state of Chhattisgarh through BALCO, in which we have a 51.0% ownership interest, whereas our aluminium operations in Odisha were previously operated through Vedanta Aluminium, which was merged into Vedanta Limited pursuant to the Re-organization Transactions.

(a)	BALCO

Overview

Our aluminium business in Chhattisgarh is owned and operated by BALCO. BALCO’s aluminium operations comprises of two bauxite mines, the Chotia coal block, 1,710 MW power plants, an alumina refinery (operations of which had been suspended since September 2009), a 245,000 tpa aluminium smelter, a 325,000 tpa aluminium smelter and fabrication facility, all of which are located in Korba in the State of Chhattisgarh in Central India.

BALCO’s Bodai-Daldali bauxite mines is located in Kawardha district of Chattisgarh. Bauxite is transferred to our alumina refinery in Lanjigarh, which converts bauxite to alumina and supplies alumina back to BALCO. In return, BALCO pays conversion price to us based on our actual cost of production plus reasonable margin. Balance of the BALCO’s alumina requirements are sourced from third parties.

BALCO’s other bauxite mine is Mainpat bauxite mine, which is an open-pit mine located in the Surguja district of the state of Chhattisgarh. The Mainpat mine has been in production since 1993. Mining lease of the Mainpat mine has been renewed and is valid until July 8, 2042. During fiscal year 2020, mining operations were disrupted and under temporary suspension since October 11, 2019 as ore quality rendered operations uneconomical.

We own a 51.0% ownership interest in BALCO and have management control of the company. On March 19, 2004, we exercised an option to acquire the remaining ownership interest in BALCO, which is owned by the GoI. The exercise of this option has been contested by the GoI. See “- Options to Increase Interests in HZL and BALCO” for more information.

Principal Products

•	Primary Aluminium

Primary aluminium is produced from the smelting of metallurgical grade alumina. BALCO produces primary aluminium in the form of ingots and wire rods for sale. Ingots are used extensively for aluminium castings and fabrication in the construction and transportation industries. Wire rods are used in various electrical applications, especially in the form of electrical conductors and cables.

•	Rolled Products

Rolled products, namely coils and sheets, are value-added products that BALCO produces from primary aluminium. Rolled products are used for a variety of purposes in different industries, including manufacturing of aluminium foil, printing, transportation, consumer durables, building and architecture, electrical and communications, packaging and general engineering industries.

Delivery to Customers

Ingots, wire rods and rolled products are transported by trucks to customers in India and by rail and trucks to ports for export.

Principal Facilities

Overview

The following map shows details of the locations of BALCO’s facilities in the State of Chhattisgarh:

➢	Bauxite Mines

Chhattisgarh Mines – Mainpat and Bodai-Daldali

BALCO has two captive bauxite mines, namely the Mainpat bauxite mine and the Bodai-Daldali bauxite mine, in the state of Chhattisgarh in Central India. The Mainpat mine is an open-pit bauxite mine located in the Surguja district of Chhattisgarh. Mainpat mine has been in production since 1993 and has a leased hold area of 6.39 square kilometers. The bauxite extraction limit for the mine granted by MoEF&CC is 750,000 tpa. Mining lease of Mainpat mine has been renewed until July 8, 2042, and environmental clearances for the Mainpat mine has been renewed by MoEF&CC and is valid until September 16, 2038. BALCO had applied for renewal of forest clearance for forest land co-terminus for the mining lease period, which is valid until July 8, 2042. During fiscal year 2020, mining operations were disrupted and under temporary suspension since October 11, 2019 as ore quality rendered operations uneconomical.

The Bodai-Daldali deposits are located approximately 260 kilometers from Korba in the Kawardha district of the state of Chhattisgarh. Bodai-Daldali was commissioned in 2004 by BALCO with a lease hold area of 6.3 square kilometers renewable mining lease that is valid until March 26, 2047. The bauxite extraction limit for Bodai-Daldali Mines granted by MoEF&CC is 1,250,000 tpa.

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

The bauxite ranges from hard to very hard with a natural moisture content of 3.0% to 10.0%, an in-situ density of 2.3 tons per cubic meter. It comprises primarily gibbsite with bohemite and minor diaspore. The reactive silica content is low and iron is present in the form of hematite and aluminous goethite. The average grade of the bauxite is approximately 43.41% aluminium oxide and silica levels of 4.1% as of March 31, 2020.

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

Since the commencement of operations, the Mainpat mine has produced approximately 8.13 million tons of bauxite. During fiscal year 2020, the mine produced 55,700 tons of bauxite until October 2019. Thereafter, mining operations were temporarily suspended as ore quality rendered operations uneconomical.

As of March 31, 2020, BALCO estimated reserves at Mainpat to be 4.6 million tons and the remaining mine life of the Mainpat mine to be approximately 6 to 7 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan.

Total production at the Bodai-Daldali mine since the commencement of production has been 8.47 million tons of bauxite, with production in fiscal year 2020 totaling approximately 469,800 tons at 44.53 % aluminium oxide. Power is supplied on-site by state electricity board (CSPDCL) and diesel generators. Water requirement for mines is fulfilled by surface water from rain water harvesting and pond developed at mines.

As of March 31, 2020, BALCO estimates the reserves at Bodai-Daldali to be 1.9 million tons and the remaining mine life to be approximately 2 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan. The cut-off grade used to define the reserves at BALCO’s mines was more than 38.0% Al2O3 content.

In fiscal year 2020, all mining and transportation of the bauxite was done by contractors and the total cost for this was ₹ 2,962 ($39) per ton of bauxite.

Based on current costs and historical prices, BALCO’s operations are forecasted to remain profitable and therefore the deposits at the Mainpat and Bodai-Daldali mines fulfil the requirements for being classified as reserves. The reserves as of March 31, 2020 at BALCO’s mines at Mainpat and Bodai-Daldali have been determined by verifying that the integrated operation is economical at an aluminium price of $ 1,776 per ton.

The mining recovery factors applied to determine the reserves for both mines are 65.0% from ore. The grade dilution factor is reconciled between the actual mined / dispatched grades obtained and in-situ grade values. The grade correction / dilution factors applied for Mainpat and Bodai-Daldali Bauxite mines are Al2O3 97%, SiO2 103%. The parameters for Mainpat Mines are derived from the reconciliation of actual production against the geological model, while the parameters for Bodai-Daldali are based on estimates.

In fiscal year 2020, stripping ratio at the Mainpat mine was 1:1.03, while the stripping ratio at the Bodai-Daldali mine was 1:1.72. The stripping ratio for the remaining reserves at Mainpat is 2.14 tons of waste per ton of ore, while at the Bodai-Daldali mine; it is 2.03 tons of waste per ton of ore.

Summary of Bauxite Mine Reserves

The following table sets out BALCO’s proven and probable bauxite reserves as of March 31, 2020:

Mines	Proven Reserves			Probable Reserves			Total Proven and Probable Reserves			Vedanta Limited Interest	Reserve Life
	Quantity	Alumina	Silica	Quantity	Alumina	Silica	Quantity	Alumina	Silica
	(in million tons)	(%)	(%)	(in million tons)	(%)	(%)	(in million tons)	(%)	(%)%		(years)
Mainpat				4.6	43.6	3.8	4.6	43.6	3.8	—	6-7
Bodai-Daldali				1.9	43.1	4.7	1.9	43.1	4.7	—	2-3

Total				6.5	43.4	4.1	6.5	43.4	4.1	51	—

Additional information:

1.	The estimate of reserves, was audited by SRK Consulting (UK) Limited, which incorporate the losses for mine dilution and mining recovery as required by the JORC code.
2.	The cut-off grade used with our reserve estimates for bauxite is 38.0%.
3.	The metallurgical recovery factor for bauxite at both Mainpat and Bodai-Daldali is 65.0%.
4.	The commodity price for evaluation of reserves is $ 1,776 per ton for bauxite and the currency conversion factor that was used to estimate our reserves was ₹ 70.86 per US dollar.
5.	The reserve quantities disclosed are for the entire mine and our share in the reserve quantities is 51.0%.

(i)	Korba Facility

Overview

BALCO’s smelting facility is located at Korba in the state of Chhattisgarh and consists of a 245,000 tpa aluminium smelter and a 325,000 tpa aluminium smelter, 1,710 MW captive power plants, and an alumina refinery (non-operational) and fabrication facility. Out of the 1,710 MW, 540 MW captive power plant was commissioned in March 2006 and 900 MW was commissioned in fiscal year 2017. The remaining 270 MW power plant was transferred from power business to aluminum business on April 1, 2016 (Presently, the 270 MW power plant is under suspension) and one unit of 300 MW was converted from IPP to CPP from January 1, 2019. BALCO now has only one 300 MW power unit operating as Independent Power Plant (reported in the Power segment). The following table sets forth the total capacities as of March 31, 2020 at BALCO’s Korba facility:

Facility	Capacity
	Alumina	Aluminium		Power plant
	(tpa)	(tpa)		(MW)
Korba	200,000	245,000		1,710
Korba (New smelter)	—	325,000	(1)

(1)

For the 325,000 tpa smelter, 84 pots were operationalized during fiscal year 2015. An additional 84 pots were operationalized during fiscal year 2017 and the remaining 168 pots commenced commercial production from May 1, 2017.

Refinery

Commissioned in 1973, uses the conventional high-pressure Bayer process and has a capacity of 200,000 tpa of alumina. The operations of the refinery have stopped since September 2009.

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

Power Plants

Smelting requires a substantial continuous supply of power and interruptions can cause molten metal to solidify and damage or destroy the pots. Power for the Korba facility is mostly provided by the coal-based 540 MW captive power plant commissioned in March 2006. The surplus generation from the power plant is supplied to the State Electricity Board and other customers. 270 MW power plant was transferred from power business to aluminium business on April 1, 2016 (presently the 270 MW power plant is under suspension). BALCO constructed a CPP 900 MW coal-based thermal power facility in the state of Chhattisgarh. The power generated from CPP 900 MW (3 units of 300 MW each) units is being utilized in the 325,000 tpa smelter. One of the 3 units of 300 MW was converted to CPP from January 1, 2019.

Thermal coal is a key raw material required for the operation of BALCO’s captive power plants. The major coal supplier in India is Coal India Limited and its subsidiaries (mainly, South Eastern Coalfields Limited) and coal mined from the captive Chotia coal block. The balance coal requirements is met from imports. The total volume of coal consumed annually by coal-fueled power plants is largely dependent on the amount of generation. During fiscal year 2020, total coal consumed by 135 x 4 MW and 300 x 3 MW power plants was 2.56 million and 3.81 million tons respectively.

Production Volumes

The following table sets out BALCO’s total production from its Korba facility for fiscal years ended March 31, 2018, 2019 and 2020:

Facility	Product	For the Year Ended March 31,
		2018(2)	2019	2020
		(tons)
Korba	Ingots/Busbar/Billets	300,185	285,325	315,813
	Alloy Ingots	18,400	35,654	44,693
	Rods	223,983	224,133	172,002
	Rolled products	26,483	26,119	28,831

Total(1)		569,051	571,231	5,61,338

(1)	Reflects total of ingots, rods and rolled products.
(2)	Includes production of 16,126 tons from the trial run of 325,000 tpa smelter for 2018.

The following table sets out the total bauxite ore production for each of BALCO’s mines for fiscal years ended March 31, 2018, 2019 and 2020:

Mine (Type of Mine)		For the Year Ended March 31,
	Products	2018	2019	2020
		(tons, except for percentages)
Mainpat (Open pit)	Bauxite ore mined	589,320	—	55,700
	Ore grade	43.50%	—	42.60
Bodai-Daldali (Open pit)	Bauxite ore mined	581,920	462,000	4,69,800
	Ore grade	45.50%	45.70%	44.53%

Total		1,171,240	462,000	525,500

Principal Raw Materials

The principal inputs of BALCO’s operations are alumina, power, carbon and certain other raw materials. In the past, Vedanta Limited has been able to secure an adequate supply of the principal inputs for its aluminium business.

•	Alumina

Alumina is the primary raw material used in the production of aluminium. BALCO currently sources its alumina requirements from captive bauxite tolled at Lanjigarh and from third-party suppliers in international markets. The alumina sourced externally is metallurgical grade calcined alumina with a minimum alumina content of 98.6% on a dry basis. In fiscal years 2018, 2019 and 2020, BALCO purchased 766,457 tons, 770,470 tons and 811,475 tons of imported alumina at an average price of $ 425, $ 500 and $ 375 per ton respectively, on a cost, insurance and freight or CIF basis at the ports in Andhra Pradesh in India.

•	Power

Smelting primary aluminium requires a substantial, continuous supply of electricity. As a result, power is a key input at BALCO’s Korba facility, where it is provided by three coal-based captive power plants of 270 MW, 540 MW and CPP 900 MW (one unit of 300 MW was converted from IPP to CPP from January 1, 2019 taking it from 600 MW to 900 MW). Our captive power plant has historically been dependent upon coal allocations from Coal India Limited. The company acquired the Chotia coal block through an e-auction. The total reserves at the Chotia block are 17.2 million tons with an annual production capacity of one million tons. BALCO’s total coal requirement at full capacity is approximately 7 million tons for power generation for smelting.

Power for BALCO’s captive bauxite mines are provided by on-site diesel generators. BALCO constructed a 1,200 MW coal-based thermal power facility, three out of four units of which were commissioned during fiscal year 2016 and the fourth unit commenced operations during May 2016. Of the 1,200 MW facility, power generated from three 300 MW units is supplied to the 325,000 tpa smelter and the power from the balance 300 MW units is sold to third parties (reported in power segment).

•	Water

Water is also an important input for BALCO’s captive power plants. BALCO sources its water requirements at Korba from a nearby canal, with the water transported by pipelines. BALCO is currently in a dispute with the National Thermal Power Corporation (“NTPC”) regarding the right of way for its water pipeline that supplies water to its 270 MW captive power plant, which has been built through National Thermal Power Corporation premises. BALCO invoked the arbitration clause and a Sole Arbitrator has been appointed. On the issue of easmentary rights, the Ld. Arbitrator issued its final award dated January 11, 2016 in favour of BALCO and rejected all counter claims of the NTPC. NTPC has challenged the said award by filing an application under Section 34 before the Hon’ble High Court of Delhi and BALCO has also filed Section 34 application before the Hon’ble High Court of Delhi with respect to claims, which were rejected by the Ld. Arbitrator. The next hearing will take place on September 21, 2020 on both the applications.

•	Carbon

Carbon is an important raw material to the aluminium smelting process. Carbon is used in the process of electrolysis, in the form of cathodes and anodes. Anodes are made up of carbonaceous material of high purity. For pre-baked anodes, green carbon paste made of calcined petroleum coke and coal tar pitch is compacted or pressed into the required form. These anodes are baked before their use in electrolytic cells, or pots.

BALCO has in-house facilities to manufacture carbon anodes to meet its entire carbon anode requirements. Calcined petroleum coke, coal tar pitch and fuel oil are the key ingredients for the manufacture of carbon anodes. There is an adequate supply of these raw materials domestically as well as globally. Their prices are generally determined by movements in global prices and local regulations. Based on commercial advantages, we source from several suppliers in India and globally.

•	Other Raw Materials

BALCO also uses other raw materials such as fluorides and other chemicals. For these raw materials, there are several sources of supplies in the domestic and international markets and we do not foresee any difficulty in securing supplies when needed.

•	Distribution, Logistics and Transport

Bauxite mined from the Mainpat and Bodai-Daldali mines is transported by road and rail to Lanjigarh alumina refinery for conversion to alumina. The alumina from Lanjigarh is delivered by rail to Korba. The alumina purchases from third party suppliers are transported to the Korba facility by ocean shipping and rail. BALCO’s aluminium products are transported from the Korba facility to domestic customers through a combination of road and rail and shipped for export.

•	Sales and Marketing

BALCO’s ten largest customers for aluminium accounted for 65.4%, 53.07% and 53.60% of its revenue from the aluminium business in fiscal years 2018, 2019 and 2020 respectively. Two of BALCO’s customers accounted for more than 28% of BALCO’s revenue in fiscal year 2020. Two of BALCO’s customers accounted for more than 14% of BALCO’s revenue in fiscal year 2019. One of BALCO’s customers accounted for more than 11% of BALCO’s revenue in fiscal year 2018.

BALCO sells its products to both domestic & export markets. BALCO’s key customers include conductor manufacturers, railways, equipment and machinery manufacturers among other customers. We follow an LME-based pricing and product-wise premiums for both our domestic and global customers. Our sales are currently on both spot and long-term basis.

Projects and Developments

On October 7, 2006, BALCO entered into a memorandum of understanding with the state government of Chhattisgarh, India, and the Chhattisgarh State Electricity Board, under which, among other things, feasibility studies will be undertaken to build a thermal coal-based 1,200 MW power facility, along with an integrated coal mine in the state of Chhattisgarh at an estimated cost of ₹ 46,500 million ($ 672 million). The project was disrupted in September 2009 due to the collapse of a chimney under construction during heavy rains and lightning at Korba. There were 40 fatalities in the accident and SEPCO Electric Power Construction Corporation, our contractor and the sub-contractor Gamon Dunkerley and Company Limited, are the subject of an investigation by the Chhattisgarh government. The matter is adjourned to September 16, 2020. The lower court is awaiting the order of the High Court. We instituted an enquiry which was conducted by the Indian Institute of Technology Roorkee, an expert in the civil engineering field in India. The project was resumed in January 2010. BALCO has constructed 1,200 MW (300 MW x 4) thermal power plant. Three units of 300 MW each were commissioned during fiscal year 2016 and the last unit was commissioned and commenced commercial production on May 1, 2016.

In addition, on August 8, 2007, BALCO entered into a memorandum of understanding with the state government of Chhattisgarh for a potential investment to build an aluminium smelter with a capacity of 650,000 tpa at Chhattisgarh at an estimated cost of ₹ 81,000 million ($ 1,074 million). The first of two phases of this project commenced with the setting up of a 325,000 tpa aluminium smelter at an estimated cost of ₹ 38,000 million ($ 504 million), which uses pre-baked GAMI technology. BALCO has received environmental clearances for both phases of the project. Construction has commenced and trial production started in February 2014 from the 325,000 tpa aluminium smelter and 84 pots started commercial production from September 2014. During fiscal year 2017, company started commercial production from another 84 pots from August 1, 2016. Balance 168 pots are operationalized from May 1, 2017.

As of March 31, 2020, the estimated cost of building the 325,000 tpa aluminium smelter and 1200 MW power facility is ₹ 107,500 million ($ 1,426 million). As of March 31, 2020, ₹ 100,251 million was spent. The 1,200 MW power facility was completed and capitalized in all aspects in April 2016 and 325,000 tpa aluminium smelter was fully capitalized in May 2017.

Market Share and Competition

For the fiscal year 2020, the estimated market share for Vedanta (including BALCO) in India for aluminium was approximately 40% among the primary aluminium producers in India, based on internal estimates.

Coal mining operations

Thermal coal is a key raw material required for the operation of BALCO’s captive power plants. In September 2014, the Supreme Court of India canceled all the coal blocks that had been awarded to companies in India by the Ministry of Coal between 1992 and 2012. Consequently, in February 2015, the GoI conducted an auction to award mining rights to successful bidders for all such coal blocks. During the fourth quarter of fiscal year 2015, BALCO was successful in securing the Chotia coal block in the GoI coal block auctions. The Chotia coal block was acquired to support BALCO’s captive power plants. BALCO was also successful in its bid for the Gare Palma IV/1 coal block, but the GoI challenged and rejected the award and BALCO does not intend to file any further petitions to appeal for its bid on the coal block.

The Chotia coal block is located in Korba district in the state of Chhattisgarh. The total reserves at the Chotia block are 18.67 million tons with an annual production capacity of one million tons.

The following tables contain details of our coal mining operations.

1.

The Chotia coal mine is divided into two sub-blocks, Chotia I and Chotia II. Both of these blocks are assigned to the existing captive power facilities at our BALCO operations. The estimates provided below are based on the DMT report.

Blocks	Gross CV range (Min – Max)	Sulphur (%)
	Kcal/kg
Chotia I	3,565 - 6,476	0.30-0.60	(Total)*
Chotia II	3,860 - 6,152	0.30	(Total)*

*	Sulphur data is not available for all seams. Total is based only on available seam data.
2.	This coal, which is thermal grade coal, would be blended with low GCV coal before being fed to the Boiler.

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

We source coal from the following principal sources:

•

Captive Coal Block at Chotia – BALCO sources coal from its own coal mine which has annual coal production capacity of one million tons and BALCO produced 1.0 million tons and 0.67 million during fiscal year 2020 and 2019 respectively and no production took place during fiscal year 2018.

•

Other Sources – BALCO sources coal from other sources such as the GoI’s coal mining companies, long-term coal supply agreements and from imports. In fiscal year 2020, the total coal purchased from these other sources was 6.0 million tons.

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

We have a greenfield 500,000 tpa aluminium smelter (“Plant 1”), together with an associated 1,215 MW (nine units with a capacity of 135 MW each). We also have another 1,250,000 tpa smelter (“Plant 2”) facilities in Jharsuguda along with associated 1,800 MW (three units of 600 MW each) coal-based captive power plant in Jharsuguda. The 1.25 million tpa smelter initially commenced its production on December 1, 2015 and 1,008 pots have been capitalized as of 31 March 2020. It is currently being ramped up. However, the decision for ramping up the balance pots is under review by the management.

The alumina refinery at Lanjigarh produced 1.81 million tons of alumina in fiscal year 2020. The smelters at Jharsuguda reported cast metal production of 1.34 million tons in fiscal year 2020. The net power generation was 8,433 million units and 10,252 million units from the 1,215 MW power plant and 1,800 MW power plant respectively in fiscal year 2020.

➢	Principal Products

Primary aluminium is produced from the smelting of metallurgical grade alumina in smelters. We produce primary aluminium in the form of ingots, primary foundry alloys, wire rods, billets and slabs for sale. Ingots are used extensively for aluminium castings and fabrication in the construction and transportation industries. Primary foundry alloys find usage in automotive industries mainly. Wire rods are used in various electrical applications especially in the form of electrical conductors and cables. Billets are used extensively in construction (windows and door frames), transportation, engineering, consumer durables, automotive forgings and many other applications. Slabs are used generally in rolling mills for manufacturing aluminium foil and sheet products. .

➢	Delivery to Customers

Our products are transported by trucks and rakes to customers in India. Exports are delivered through ocean shipping, and inland movement to ports is typically by rakes.

➢	Principal Facilities

The following map shows the details of the locations of the aluminium facilities in the State of Odisha:

The following table sets forth the capacities as on March 31, 2020 at our Lanjigarh and Jharsuguda facilities:

Facility	Capacity (tpa)
Lanjigarh Alumina Refinery	2,000,000
Jharsuguda Aluminium Smelter	500,000
Jharsuguda Aluminium Smelter (partially completed)	1,250,000

➢	Lanjigarh

Alumina refinery and captive power plant

The Lanjigarh alumina refinery is in the Lanjigarh district in the state of Odisha. In March 2007, we began the progressive commissioning of a 1 mtpa greenfield alumina refinery, expandable to 1.4 mtpa of installed capacity and an associated 75 MW captive power plant, expandable to 90 MW. The captive power plant is fully operational and can meet the power requirements of the refinery. The second production stream of the Lanjigarh alumina refinery was commissioned in March 2010. Production of alumina at the refinery at Lanjigarh was temporarily suspended since December 5, 2012, due to inadequate availability of bauxite and the plant recommenced operations on July 12, 2013.

Initially in 2008, we planned to expand our alumina refining capacity at Lanjigarh to 6 mtpa and construct an associated 210 MW captive power plant. The expansion of the alumina refinery and related mining operations in and around the Niyamgiri was put on hold in October 20, 2010, when the MoEF&CC directed us to hold from further expansion.

Against this order, we filed a writ petition in the High Court of Odisha and the Court dismissed our petition. We subsequently made an application to the MoEF&CC. The environmental clearance for the Lanjigarh expansion project was received on November 20, 2015 for up to 4 mtpa, and an additional environmental clearance for up to 6 mtpa will be received after the completion of land acquisition of the balance area of 666.03 HA. Further, a consent to establish for 4 mtpa and a consent to operate for 2 mtpa has also been obtained. As approvals for expansion of the Lanjigarh refinery to 4 mtpa has been received, second stream operations have commenced at the Alumina refinery from April 2016 and the debottlenecked capacity has reached 2 mtpa (although this is contingent on the bauxite quality). However, on February 18, 2016, an individual challenged the environmental clearance granted for the alumina refinery expansion at Lanjigarh before the NGT, Kolkata, wherein MoEF&CC, Odisha State Pollution Control Board and ourselves have been made parties. We continue to explore the feasibility of expanding our alumina refinery capacity, subject to bauxite availability and regulatory approvals. See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information – Legal Proceedings” for further details.

➢	Jharsuguda

Aluminium smelter and Captive Power Plant

We have a greenfield 500,000 tpa aluminium smelter together with an associated 1,215 MW (nine units with a capacity of 135 MW each). We also have another 1,250,000 tpa smelter facilities in Jharsuguda along with associated 1,800 MW (three units of 600 MW each) coal-based captive power plant in Jharsuguda. The 1.25 million tpa smelter initially commenced its production on December 1, 2015 and 1,008 pots have been capitalized as of 31 March 2020. It is currently being ramped up. However, the decision for ramping up the balance pots is under review by the management.

➢	Production Volumes

The following table sets out total production from our Lanjigarh and Jharsuguda facilities for fiscal years 2018, 2019 and 2020. The numbers reported for Jharsuguda are cast metal production volumes.

		For the year ended March 31
Facility	Product	2018	2019	2020
		(tons)
Lanjigarh	Calcined alumina	1,209,436	1,500,670	1,810,702

Jharsuguda	Ingots	590,375	773,440	792,890
	Primary Foundry Alloys	—	12,548	21,611
	Billets	315,537	414,119	309,088
	Wire rods	155,865	143,364	161,694
	Hot metal	44,257	33,924	30,713
	Slab	—	10,388	26,648

➢	Principal Raw Materials

The principal inputs of the aluminium operations are bauxite, alumina, power, carbon and certain other raw materials.

(i)	Bauxite

Currently, bauxite is being sourced primarily through imports (42.0%), OMC (49.0%) and BALCO’s captive mines (9.0%)

We have entered into long term agreement with Odisha Mining Corporation (OMC) in accordance with state policy and supply of bauxite to the Lanjigarh refinery has started from first quarter of fiscal year 2019. The long-term linkage agreement is for up to 70.0% of the saleable stock that has been signed between OMC and Vedanta Limited for a period of five years. The balance 30.0% will be sold through auction, through national e-auction to be conducted regularly on fixed intervals of six months. Bauxite receipt from OMC was 2.6 million tons for the fiscal year ended March 31, 2020.

(ii)	Alumina

Alumina is the primary raw material used in the production of aluminium. Currently for Jharsuguda operations, alumina is being sourced from Lanjigarh (58.0%) and remaining (42.0%) through imports from Indonesia, Australia, Vietnam and other countries. The alumina sourced externally is metallurgical grade calcined alumina with a minimum alumina content of 98.6% on a dry basis. In fiscal years 2018, 2019 and 2020, we purchased 1.37 million tons, 1.56 million tons and 1.08 million tons of alumina at an average price of $ 388 per mt, $ 506 per mt and $ 391 per mt respectively on a cost, insurance and freight basis at the ports situated in the state of Andhra Pradesh.

(iii)	Power

Smelting of primary aluminium requires a substantial and continuous supply of electricity. As a result, power is a key input at our Jharsuguda facility. The power is provided by nine units of 135 MW each and three units of 600 MW each at Jharsuguda. All power plants are coal-based thermal power plants. The three 600 MW units were converted to captive power plants based on an order issued by the Odisha Electricity Regulatory Commission with effect from April 1, 2015. We have been sourcing coal through coal linkages from Coal India and its subsidiaries (primarily, Mahanadi Coalfields Limited and South Eastern Coalfields Limited among others). The balance of requirements are met from imports and e-auctions from Coal India Limited.

The total volume of coal consumed annually by coal-fueled power plants is largely dependent on the amount of generation. During fiscal year 2020, total coal consumed by 135 x 9 MW and 600 x 3 MW power plants was 6.95 million tons and 7.40 million tons respectively.

We also recently secured the Jamkhani coal block in the captive coal block auctions conducted by the Ministry of Coal, GoI. It will cater to power generation for Jharsuguda smelting operations. We have now signed the Coal Mine Production and Development Agreement with GoI and received Vesting Order for the coal block. The mine currently has a capacity of 2.6 mtpa. We expect it to improve our coal materialization performance for Jharsuguda.

(iv)	Water

Water is also an important input for our captive power plants. We source our water requirements at Jharsuguda from Hirakud Dam situated over a distance of 33 km, with the water transported by pipelines. Water from the dam is stored at water reservoir inside the plant, from where the water is purified in a demineralize plant to make it fit for use in the power plant.

(v)	Carbon

We have our in-house facilities to manufacture carbon anodes to meet our entire carbon anode requirements. Calcined petroleum coke, coal tar pitch and fuel oil are the key ingredients for the manufacture of carbon anodes. There is an adequate supply of these raw materials domestically as well as globally. Their prices are generally determined by movements in global prices and local regulations. Based on commercial advantages, we source from several suppliers in India and globally.

(vi)	Other Raw Materials

We also use other raw materials such as fluorides and other chemicals. For these raw materials, there are several sources of supplies in the domestic and international markets and we do not foresee any difficulty in securing supplies when needed.

➢	Distribution, Logistics and Transport

The alumina purchased from third party suppliers is transported to the Jharsuguda facility by rail from ports. Our aluminium products are transported from the Jharsuguda facility to domestic customers through a combination of road and rail and shipped for export.

➢	Sales and Marketing

Our 10 largest customers of Jharsuguda accounted for approximately 70.0%, 66.0% and 60.0% of Odisha aluminium business in fiscal years 2018, 2019 and 2020 respectively. Two of our customers accounted for greater than 10.0% of aluminium business revenue in fiscal years 2018, 2019 and 2020.

Currently, we sell only primary products and have equal focus on both the Indian and the exports market. Our key customers include cables and conductor manufacturers, transport sector and electrical equipment and machinery manufacturers. We follow a LME-based pricing and product-wise premiums for both our domestic and global customers. Our sales are currently on both spot and long term basis.

➢	Projects and Developments

Initially in 2008, we planned to expand our alumina refining capacity at Lanjigarh to 6 mtpa and construct an associated 210 MW captive power plant. The expansion of the alumina refinery and related mining operations in and around the Niyamgiri was put on hold in October 20, 2010, when the MoEF&CC directed us to hold from further expansion.

Against this order, we filed a writ petition in the High Court of Odisha and the Court dismissed our petition. We subsequently made an application to the MoEF&CC to reconsider the grant of the environmental clearance for our alumina refinery. The MoEF&CC by its letter dated February 2, 2012, issued fresh terms of reference to us for preparation of the Environment Impact Assessment report. We submitted the Environment Impact Assessment report to the Odisha Pollution Control Board and simultaneously submitted various representations to the MoEF&CC as well as the Project Monitoring Group established under the Cabinet Committee on Investments. The expert appraisal committee of the MoEF&CC reconsidered the project and revalidated the terms of reference for 22 months effective January 2014. Therefore, the ban imposed on the expansion of our alumina refinery was lifted and we are pursuing the matter with the state government. The public hearing was held on July 30, 2014 subsequent to which the expert appraisal committee, in its meeting held on January 9, 2015, has recommended the project for environmental clearance and for the further expansion of our Lanjigarh refinery. In respect of the Lanjigarh Expansion project, environmental clearance for the Lanjigarh expansion project was received on November 20, 2015 for up to 4 mtpa, and an additional environmental clearance for up to 6 mtpa will be received after the completion of land acquisition of the balance area of 666.03 HA. Further, a consent to establish for 4 mtpa and a consent to operate for 2 mtpa has also been obtained. As approvals for expansion of the Lanjigarh refinery to 4 mtpa has been received, second stream operations have commenced at the Alumina refinery from April 2016 and the debottlenecked capacity has reached 2 mtpa (although this is contingent on the bauxite quality). We continue to explore the feasibility of expanding our alumina refinery capacity. subject to bauxite availability and regulatory approvals. See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information – Legal Proceedings” for details. Currently, the project has been resumed to increase the refinery capacity to reach up to a capacity of 6 mtpa in stages. As of March 31, 2020, we spent ₹ 49,474 million ($ 656 million) on the Lanjigarh expansion project (up to 6 mtpa) including other auxiliaries. The estimated project cost of ₹ 115,780 million ($ 1,536 million).

We had invested an estimated ₹ 145,000 million ($ 1,923 million) to set up a second 1,250,000 tpa aluminium smelter at Jharsuguda. As of March 31, 2020, we have already spent ₹ 146,395million ($ 1,942 million) on this project.

Our Power Generation Business

Overview

We have been building and managing power plants since 1997. As of March 31, 2020, the total power generating capacity of our thermal power plants, wind power plants and gas based plants was approximately 9,000 MW, which includes our fourteen thermal coal-based captive power plants with a total power generation capacity of 5,239.6 MW. The following table sets forth information relating to our existing power plants as of March 31, 2020:

Fiscal Year Commissioned	Capacity (MW)	Location	Fuel Used
1988(1)	270.0	Korba	Thermal Coal
1997	24.0	Tuticorin	Liquid fuel
1999	75.0	Mettur Dam	Thermal Coal
2003	14.8	Debari	Liquid fuel
2003	6.0	Zawar	Liquid fuel
2003	14.8	Chanderiya (2)	Liquid fuel
2003	4.8	Cambay	Gas based
1999 and 2003	10.0	Ravva	Gas based
2005	7.5	Tuticorin	Liquid fuel
2010	15.0	Pantnagar	Liquid fuel
2005	154.0	Chanderiya	Thermal coal
2006	540.0	Korba	Thermal coal
2008	90.0	Lanjigarh	Thermal coal
2007	107.2	Gujarat and Karnataka	Wind (3)
2007	30.0	Amona	Gas based
2008	80.0	Chanderiya	Thermal coal

2009	80.0	Zawar	Thermal coal
2009	16.0	Gujarat and Karnataka	Wind (3)
2009	675.0	Jharsuguda	Thermal coal
2009	25.0	Mettur Dam	Thermal coal
2010	540.0	Jharsuguda	Thermal coal
2010	3.3	Rajasthan Raageshwari Gas terminal	Gas based
2010	14.4	Gujrat Viramgam Terminal	Gas based
2010	33.8	Pipeline Above Ground Installations	Gas based
2011	1,200.0	Jharsuguda	Thermal coal
2011	48.0	Rajasthan and Karnataka	Wind (3)
2011	160.0	Dariba	Thermal coal
2012	103.0	Karnataka, Maharashtra, Rajasthan and Tamil Nadu	Wind (3)
2012	600.0	Jharsuguda	Thermal coal
2012	30.0	Amona	Gas based
2013	600.0	Jharsuguda	Thermal coal
2013	80.0	Tuticorin	Thermal coal
2013	6.5	Mettur Dam	Thermal coal
2014	80.0	Tuticorin	Thermal coal
2010 and 2014	60.0	Rajasthan Mangala Processing terminal	Thermal coal
2015	39	Gujrat Bhogat terminal	Thermal coal
2015	660.0	Mansa- Talwandi Sabo Road, Mansa, Punjab	Thermal coal
2016	660.0	Mansa- Talwandi Sabo Road, Mansa, Punjab	Thermal coal
2016	600.0	Korba	Thermal coal
2017	600.0	Korba	Thermal coal
2017	660.0	Mansa- Talwandi Sabo Road, Mansa, Punjab	Thermal coal
2017	12.0	Debari	Solar
2017	4.0	Dariba	Solar
2018	22.0	Agucha	Solar
2020	0.80	Chanderiya	Solar
2020	0.29	Dariba	Solar
2020	0.073	Debari	Solar
2020	0.172	Zawar	Solar
2020	0.095	Agucha	Solar

Total	9,056.53

Note: At HZL, we also have 35.3 MW of power capacity through waste heat recovery from roasters and Steam Turbo Generator

(1)	Commissioned prior to our acquisition of BALCO in 2001. The 270 MW power plant was transferred from power business to aluminium business on April 1, 2016.
(2)	Transferred from Debari to Chanderiya in March 2009.
(3)	Our wind power plants are not for captive use.

Power production volumes

The following table sets out total power production volumes in MU for the last three fiscal years:

Facility	For Fiscal Year Ended March 31,
	2018	2019	2020
BALCO 300 MW(2)	1,536	2,168	1,726
Jharsuguda coal based independent thermal power plant(1)	1,172	1,039	776
HZL Wind Power Plant	414	449	437
MALCO – 106.5 MW coal based thermal power plant(3)	4	—	—
TSPL	7,915	9,858	8,223

Total	11,041	13,514	11,162

(1)	Three Jharsuguda 600 MW power plants were transferred from the power to aluminium business on April 1, 2016.
(2)

One of the 300 MW IPP unit at BALCO was converted to CPP as on January 1, 2019. The figures reported for 2018 and 2019 are for 600 MW IPP operations until conversion date. The figures reported for 2020 are for 300 MW IPP operations.

(3)	MALCO plant has been put under care and maintenance from May 26, 2017.

Jharsuguda Power sale excludes power transfer of 10,038 MU, 12,276 MU and 11,750 MU to its smelting facilities in fiscal years 2018, 2019 and 2020 respectively.

Commercial power plants

We have a 2400 MW coal based thermal power plant facility (comprising of four units of 600 MW each) in Jharsuguda in the state of Odisha. The power plant was earlier operated through Sterlite Energy and is now a part of Vedanta pursuant to the Re-organization Transactions. The plant has been built with an estimated investment of approximately ₹ 82,000 million ($ 1,088 million). The first unit of commercial operation commenced in November 10, 2010. The second unit was operational on March 30, 2011 and the third unit was operational in August 19, 2011. The fourth unit was operational on April 26, 2012. On June 17, 2015, we petitioned to Odisha Electricity Regulatory Commission (OERC) to convert 2400 MW IPP into captive generating plant to cater the power needs of 1.25 mtpa smelter at Jharsuguda and consequently, the Odisha Electricity Regulatory Commission (OERC) issued an order of conversion of three units into captive generating plants with effect from April 1, 2015, while retaining the IPP status of one unit to fulfill the obligations under the power purchase arrangements (PPA) with GRIDCO. As a result, three out of four 600 MW units were converted to captive generating plants. We have applied to the Ministry of Coal for allotment of coal blocks and long term coal linkages, which are long term supply contracts for delivery of coal to meet contract specific requirements for captive use. In January 2008, the Ministry of Coal jointly allocated the coal blocks in Rampia and Dip Side Rampia in the state of Odisha to six companies, including Sterlite Energy. The six companies entered into an agreement to jointly promote a new company called Rampia Coal Mine and Energy Private Limited (RCMEPL), which was incorporated in February 2008.

The Company invested in RCMEPL, a joint venture incorporated in India that was set up for the purpose of developing coal blocks. The Company acquired ₹ 27.2 million equity shares of ₹ 1 each, representing 17.39% of the total equity shares. However, due to the cancellation of coal blocks by the Supreme Court of India, an impairment loss of ₹ 27.2 million was recognized in respect of such investment.

IPPs in Odisha source coal from GoI’s coal mining companies and long-term coal supply agreements with various state government under PPAs. During fiscal year 2020, 0.45 million tons of coal was purchased from these sources towards Vedanta Limited’s IPP as compared to 1.87 million tons and zero tons purchased during fiscal year 2018 and 2019 respectively.

The typical coal volume required for full scale operations of 600 MW IPP ranges between 2.5 million to 3.5 million tons. However, actual coal consumption is largely dependent on the amount of power generation.

Additionally, a coal linkage of 2.6 mmtpa is allotted to us to meet the coal requirements of 600 MW IPP, for which fuel supply agreement was entered with Mahanadi Coalfields Limited with an assurance of supplying up to 90.0% of the total quantity.

In September 2006, Sterlite Energy entered into a PPA with GRIDCO, which was amended in August 2009 and further amended in December 2012, in which GRIDCO was granted the right to purchase up to 25.0% of the power sent out from the power plant after adjustments for auxiliary consumption by us. Further, if the coal block is allocated within the state, GRIDCO shall at all the time have right on behalf of the state government of Odisha to receive additional 7.0% of the power generated (after adjustments for auxiliary consumption by the power plant) from the Jharsuguda power project at variable cost, otherwise, if no coal block is allocated within the state, then additional 5.0% of the power generated (after adjustments for auxiliary consumption by the power plant) at variable cost. GRIDCO will have the right to purchase power from us for a period of 25 years from the date of commercial operation of the last unit i.e. April 26, 2012. The tariff for the PPA is revised once every five years.

Power to be purchased by GRIDCO is required to be evacuated by GRIDCO from the bus bar (which is the discharge point of power plant) of the project.

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

The OERC through its order dated April 17, 2017 allowed that, for calculating plant availability factor achieved during the month (“PAFM”) of the IPP, the carrying capacity of the line at 400 MW in a sustainable mode should be taken into consideration. Accordingly, while calculating the PAFM of the installed capacity of Unit-II of IPP should be taken as 400 MW or actual injection whichever is higher. The aforesaid mechanism should be adopted for the period from November 2010 until the transmission line constrain was resolved. The said order confirmed the findings of transmission line constraint and provided for a mechanism for calculating PAFM and thus allowing Vedanta Limited to claim higher annual fixed charge.

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

On June 7, 2019, as per order of OERC, we had a joint meeting with OERC & GRIDCO Officials in which one MOM has been signed in which the benchmarking price has been decided for short supply penalty (highest of Indian Energy Exchange (“IEX”) landed price for GRIDCO or Interstate generation system (“ISGS”) - Energy Charge Rate (“ECR”) plus incentive). Further it is agreed to give credit for Vedanta Limited’s Tariff while calculating short supply penalty. This MOM was presented before OERC on July 9, 2019.

We were not able to supply power to GRIDCO up to December 2019 due to non-supply of linkage coal from Mahanadi Coalfields Limited (“MCL”) despite the continuous follow-up from GRIDCO and the Company. However, effective January 2020, we have recommenced power supply to GRIDCO consequent to the resumption of linkage coal supply from MCL.

The ten largest customers of our Odisha power business accounted for 100.0% of Odisha power business in fiscal years 2018, 2019 and 2020. Three of the top customers accounted for approximately 100.0% of our Odisha power business in fiscal years 2018, 2019 and 2020.

➢	Talwandi Sabo

In July 2008, Sterlite Energy succeeded in an international bidding process and was awarded the project for the construction of a 1980 MW coal-based thermal commercial power plant at Talwandi Sabo in the state of Punjab in India. The project was bid as Case-2 tariff based competitive bidding, implying that the developer had to quote for capacity charges and efficiency. Fuel costs subject to quoted efficiency was to be a pass-through. All necessary approvals for the project have been obtained and commissioning of this project was carried out in stages. The estimated cost of the project was ₹ 115,460 million ($ 1,532 million). The boiler light up and synchronization of the first unit was achieved in fiscal year 2014, and coal logistics were established in fiscal year 2014.

The first and second 660 MW units of the Talwandi Sabo power plant were capitalized in fiscal years 2015 and 2016 respectively. The third 660 MW unit was capitalized on September 1, 2016 after successful completion of trial runs.

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

SEPCO’s obligations under the contract include testing and delivery of plant and equipment, system design and engineering of plant and equipment in accordance with technical specifications, supervision of civil, structure and manufacturing work, custom clearance, port clearance, inland transportation of offshore as well as onshore plant and equipment, unloading, storage and preservation for all equipment and material required, ash disposal among others within the period specified in the contracts. The fixed contract price is payable in multiple installments according to a fixed payment schedule. SEPCO has provided performance guarantees with respect to various parameters, for instance, net unit heat rate of 2,222.80 kwph/kcal and net unit electric output of 611.82 MW. On February 3, 2016, TSPL terminated the SEPCO EPC contract, due to delays in setting up the project, and for certain defects and deviations not being resolved in a timely manner. However, on April 16, 2016 the parties reached an agreement for the settlement of the EPC contract issues. The revised value of the contract stands at $ 1,041.8 million for offshore supply and service, and ₹ 21,371 million for onshore supply and service.

As of March 31, 2020, ₹ 116,837 million ($ 1,550 million) was spent on this project. This project is financed by internal sources and through debt financing.

After commencing all units, TSPL requires around 10 million tpa of coal. TSPL has been allotted the linkages from Mahanadi Coal Fields Limited, Odisha for 7.72 million tpa. According to the fuel supply agreement with Mahanadi Coal Fields, 80.0% of the letter of assurance quantity is 6.17 million tpa, of which 5.01 million tpa is to be supplied through domestic sources and the remaining 1.16 million tpa is supplied through imported sources. The balance coal shall be procured through other sources. The linkage coal quantity will be transported from a distance of approximately 1,600 km by rail.

TSPL sources coal from sources such as the GoI’s coal mining companies and imports. In fiscal year 2020, the total coal purchased from these sources was 6.05 million metric tons.

The total volume of coal consumed annually by our coal-fueled power plants is largely dependent on the amount of generation and ranges between 6.99 million to 8.16 million metric tons for PLF ranging from 60.0% to 70.0%.

In TSPL, there is only one customer which accounted for 100.0% of TSPL power business in fiscal years 2018, 2019 and 2020.

There are some dispute with customers which are subjudice. See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information – Legal Proceedings”

➢	BALCO

BALCO’s power business includes only one unit of 300 MW power plant at BALCO’s Korba facility. The 300 MW power plant was transferred from power business to aluminium business on April 1, 2016 and is no longer operational. BALCO had constructed an IPP 600 MW coal-based thermal power facility in the state of Chhattisgarh which had received approval to operate on January 14, 2015 from the regulatory authorities. One unit of 300 MW was commissioned during fiscal year 2016, and the second unit was commissioned and commenced commercial production on May 1, 2016. One unit of 300 MW has been converted from IPP to CPP from January 1, 2019.

➢	HZL – Wind Power Plants

As of March 31, 2020, wind power plants has the combined power generation capacity of 274 MW which was commissioned in earlier fiscal years in the States of Gujarat, Karnataka, Tamil Nadu, Maharashtra and Rajasthan in India at a total cost of ₹ 14,540 million ($ 193 million). The electricity from these wind power plants is sold to State Electricity Boards.

➢	MALCO Energy Limited – Mettur Power Plant

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

MALCO sources its entire coal through imports (from various countries including Indonesia, Russia and South Africa). In fiscal year 2020, no coal was purchased from these sources.

The total volume of coal consumed annually by our coal-fueled power plants is largely dependent on the amount of generation and ranges between 0.5 million to 0.55 million tons at 100.0% PLF.

MALCO’s one largest customer accounted for 100.0% of revenue for MALCO’s power business in fiscal year 2018. No revenue was earned in MALCO from the power business during the fiscal years 2019 and 2020 since the plant is under care and maintenance.

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

– TMT Bars

TMT Bars are basically a thermo mechanically treated steel bars which are produced by controlled quenching and self tempering process. ESL TMT bars are produced in Fe500, Fe500D and Fe500D CRS variety as per IS 1786/2008 grade. We sell our TMT Bars primarily to construction industry.

– Wire rod

Steel wire rod is rolled from steel billet in a wire rod mill and is used primarily for the manufacture of wire. The steel for wire rod is produced by all the modern steelmaking processes, including the basic oxygen and electric furnace processes. Steel wire rod is usually cold drawn into wire suitable for further processing such as cold rolling, cold heading, cold upsetting, cold extrusion, cold forging or hot forging. We sell our wire rod primarily to automobile and white goods industries.

– DI pipe

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

– Pig iron

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

– Steel Billet

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

Principal Facilities

The following map shows details of the locations of ESL’s facilities in the State of Jharkhand:

•	Coke oven

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

Coke is preferred to coal in the blast furnace operation because it is stronger and can take the burden of blast furnace charge, it creates a permeable bed for the flow of hot gases and molten metal, and it acts a better source of heat and reducing agent. The vertical coke oven has 4 batteries having 35 ovens each. The annual capacity of coke oven is 0.5 mtpa.

•	Sinter plant

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

•	Blast furnace

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

•	Steel melting shop

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

•	Rolling mills

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

•	DI pipe plant

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

•	Power plant

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

Production volumes

The following table sets out ESL’s total production from Bokaro facility for fiscal years ended March 31, 2019 and 2020:

SI. No.	Product	2019 (tons)	2020 (tons)
1	TMT	441,251	468,396
2	Wire rod	426,873	412,948
3	DI pipe	149,946	154,721
4	Pig iron	141,548	167,305
5	Steel billet	39,478	27,456

Total		1,199,097	1,230,825

Principal Raw Materials

The principal inputs of ESL’s operations are iron ore and coking coal. In the past ESL has been able to secure an adequate supply of the principal inputs for its business.

– Iron ore

Iron ore is sourced from merchant mines in Odisha and Jharkhand and is transported by railway and road.

– Coking Coal

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

Sales and Marketing

The 10 largest customers of our steel business accounted for approximately 34.6% and 32.8% of our steel business revenue in fiscal years 2020 and 2019 respectively. None of our customers accounted for greater than 10.0% of steel business revenue in fiscal years 2020 and 2019.

The 10 largest customers are mainly from construction and original equipment manufacturing industry, and are spread across India. We have marketing offices in Kolkata, West Bengal, as well as two sales offices in Delhi and Mumbai, along with regional managers for sales in four regions across India. In fiscal years 2020 and 2019, the export sale accounted for 0.4% and 0.7% respectively. Currently, sales is majorly focused on domestic market and the decision to export is taken where prices are lucrative. Pricing is fixed as per the domestic market trend and is at par with major producer’s month on month. We supply on order to order basis, with delivery schedule defined in purchase orders.

Market Share and Competition

The total crude steel production of all producers of crude steel in India for fiscal year 2020 stood at 108.5 million ton (“MT”). The share of Steel Authority of India Limited, Rashtriya Ispat Nigam Limited, Tata Steel Limited, Arcelor Mittal, JSW Steel Limited, Jindal Steel and Power Limited together was 58.1% of the total production of crude steel for fiscal year 2020 i.e. 63.06 MT. Vedanta Limited’s total production of hot metal in fiscal year 2020 stood at 1.34 MT.

Port Business

We have a 100.0% interest in Vizag General Cargo Berth Private Limited (“VGCB”) as of March 31, 2020, a consortium between Vedanta Limited and Leighton which won the bid to mechanise the coal handling facilities and upgrade the general cargo berth for handling coal at the outer harbour of Vishakhapatnam port, on the east coast of India.

The capacity of the upgraded berth is 10.18 mtpa. VGCB had entered into an agreement on June 10, 2010 with the port authority, Vishakhapatnam Port Trust, to mechanise the coal handling facilities and upgrade the general cargo berth on a design-build-finance-operate-transfer basis for 30 years commencing on the date of award of concession. Vishakhapatnam Port Trust receives a royalty of 38.1% of the gross revenue as per TAMP tariff from the cargo handling activities as set out in the concession agreement.

Construction was completed on April 8, 2013 and commercial operations started in same year. The project cost was approximately ₹ 6,228 million (approximately $ 96 million). As of March 31, 2020, the total cost (Gross block) was ₹ 6,811 million ($ 90 million) including interest capitalisations.

During the fiscal year 2020, VGCB had handled a volume of 5.91 million tons i.e. 16% higher volumes compared to fiscal year 2019. The EBITDA for VGCB for fiscal year 2020 is ₹ 418 million ($ 6 million).

Sterlite Ports Limited, a 100.0% subsidiary of Vedanta Limited has received an award of letter dated March 31, 2016, for redevelopment of berths 8, 9, barge berths and mechanical ore handling plant at the Port of Mormugao, Goa on a design-build-finance-operate-transfer basis for 19 mmtpa capacity multi-cargo port terminal. A special purpose company, “Goa Sea Port Private Limited” was incorporated on July 5, 2016 as a wholly owned subsidiary of Sterlite Ports Limited. Goa Sea Port Private Limited entered into an agreement on September 22, 2016 with the Mormugao Port Trust, to operate the berth on a build-finance-operate transfer basis for 30 years commencing on the date of award of concession.

During the year, Goa Sea Port Private Limited received a termination letter from MPT basis approval by their Board of Trustees, which terminated the concession agreement and offered to return the Bank Guarantee unconditionally and allowed us to participate in future bids. The reason cited was non-fulfilment of conditions precedent by both the parties.

As per conditions precedent, MPT was responsible for obtaining the environmental clearance for the project along with handover of the project site, which MPT was unable to fulfil due to delay in environmental clearance and issues related to Berth 8. Whereas, Goa State Port Private Limited was responsible for providing performance guarantee, Financing Plan and Financing Documents, Escrow Account besides fulfilling other conditions, which were not fulfilled as the project site was not handed over.

At this juncture, Goa Sea Port Private Limited has initiated engagement with MPT/ Ministry of Shipping through advocacy and are also further evaluating the legal remedies for revoking their termination notice.

Glass substrate business

On December 28, 2017, the Group acquired 51.63% equity stake in AvanStrate Inc. (ASI) for a cash consideration of ₹ 1 million ($ 0.01 million) and acquired debts for ₹ 9,832 million ($ 130 million). Additionally, a loan of ₹ 469 million ($ 6 million) was extended to ASI. ASI is involved in the manufacturing of glass substrate. The financial results of ASI for the fiscal year 2020 have been included in the consolidated financial statements of the Group.

As per the shareholding agreement entered with the other major shareholder holding 46.6% in ASI, the Group has call option, conversion option to convert part of its debt given to ASI into equity of ASI as well as it has issued put option to the other majority shareholder. These are exercisable as per the terms mentioned in the shareholding agreement.

The fair values and business combination has been accounted for on a provisional basis under IFRS 3, as it relates to property, plant and equipment and other intangible assets, and the resultant bargain gain of ₹ 335 million ($ 4 million) has been recognized in the consolidated statements of profit or loss.

However, during the fiscal year 2020, due to decline in demand and profitability caused by significant changes in the market and economic environment, an impairment loss of ₹ 5,098 million ($ 68 million) was recognized in respect of property, plant and equipment.

ASI is one of the 4 manufacturers globally specializing in LCD glass substrates for LCD Panels. These glass substrate sheets are the main inputs in LCD Panels used in TV’s, computers, mobile phone screens and other display devices.

Exploration and Development Activities

We are engaged in ongoing exploration and development activities to locate additional ore bodies in India, Australia, South Africa, Namibia and Ireland. We spent approximately ₹ 35,189 million ($ 467 million) in fiscal year 2020 on exploration and development.

The focus of our exploration has been sediment hosted zinc deposits in India and oil and gas exploration in India and South Africa.

Call Options over Shares

1.	Call Options Over Shares in HZL

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

Under the shareholders’ agreement, the GoI granted us two call options to acquire all the shares in HZL held by the GoI at the time of exercise. We exercised the first call option on August 29, 2003 and acquired an additional 18.9% of HZL’s issued share capital at a cost of ₹ 3,239 million ($ 43 million) on November 12, 2003, increasing our interest in HZL to 64.9%.

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

The second call option provides us a right to acquire the GoI’s remaining 29.5% shareholding in HZL, subject to the right of the GoI to transfer up to 3.5% of the issued share capital of HZL to employees of HZL, in which case the number of shares that we may purchase under the second call option will be reduced accordingly. This call option became exercisable on April 11, 2007 and remains exercisable for as long as the GoI has not sold its remaining interest pursuant to a public offer of its shares. Under the shareholders’ agreement, upon the issuance of a notice of exercise of the second call option by us to the GoI, we shall be under an obligation to complete the purchase of the shares, if any, then held by the GoI, within a period of 60 days from the date of such notice. The exercise price for the second call option will be equal to the fair market value of the shares as determined by an independent appraiser. In determining the fair market value of the shares, the independent appraiser may take into consideration a number of factors including, but not limited to, discounted cash flows, valuation multiples of comparable transactions, trading multiples of comparable companies, SEBI guidelines and principles of valuation, the minority status of the shares, the contractual rights of the shares and the current market price of the shares. Based solely on the market price of HZL’s shares on the NSE on August 14, 2020 of ₹ 230.85 ($ 3.08) per share, and not including the other factors that the independent appraiser may consider, one possible estimation of the exercise price to acquire all of the GoI’s 1,247,950,590 shares in HZL would be ₹ 288,089 million ($ 3,848 million).

By a letter dated July 21, 2009, we exercised the second call option. The GoI disputes the validity of the call option and has refused to act upon it. Consequently, we invoked arbitration and filed a statement of claim. The arbitral proceedings was stayed due to the Status quo order by Hon’ble Supreme Court but pursuant to the recent Supreme court order dated August 13, 2020 we had written to the arbitral tribunal for commencement of arbitration proceedings and tribunal is yet to confirm the date for resumption of arbitration proceedings. While the Arbitration was in process, a Public Interest Litigation (“PIL”) was filed seeking restraint on disposal of residual shares by GoI, the Supreme Court on January 19, 2016 ordered the status quo to be maintained with respect to the proposed disinvestment of government interest in HZL until further orders are passed by the Supreme Court. The Supreme Court, on August 13, 2020 removed the status quo order in place to the extent that arbitration proceedings can continue with respect to our claim call option rights under the shareholder agreement. The matter before the Supreme Court is tentatively to be listed in four weeks’ time.

The GOI without prejudice to the position on the put or call option issue received approval from the central government cabinet for divestment and the government is looking to divest through the auction route.

On January 9, 2012, we offered to acquire the GoI’s interests in HZL for ₹ 154,920 million ($ 2,055 million). We have, by way of letters dated April 10, 2012 and July 6, 2012, sought to engage with the GoI on the same terms as the offer. This offer was separate from the contested exercise of the call options, and we proposed to withdraw the ongoing litigation in relation to the contested exercise of the options should the offer be accepted. To date, the offer has not been accepted by the GoI and therefore there is no certainty that the acquisition will proceed.

2.	Call Options over shares in BALCO

On March 2, 2001, we acquired a 51.0% interest in BALCO from the GoI for a cash consideration of ₹ 5,533 million ($ 73 million). On March 2, 2001, we entered into a shareholders’ agreement with the GoI and BALCO to regulate, among other things, the management of BALCO and dealings in BALCO’s shares. The shareholders’ agreement provides that as long as we hold at least 51.0% of the share capital of BALCO, we are entitled to appoint one more director to the board of BALCO than the GoI and are also entitled to appoint the managing director. There are various other matters reserved for approval by both the GoI and us under the shareholders’ agreement, including amendments to BALCO’s articles of association, the commencement of a new business, non-pre-emptive issues of shares or convertible debentures and the provision of loans or guarantees or security to other companies under the same management as BALCO.

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

Subsequently, the dispute was referred to arbitration and the arbitration tribunal rendered award rejecting our claim. We filed an application to the High Court of Delhi to set aside this award and the matter will be listed for hearing in due course.

The GOI without prejudice to the position on the put or call option issue as received approval from the central government cabinet for divestment and the government is looking to divest through the auction route.

Employees

As of March 31, 2020, we had 19, 358 employees. The number of our employees as of March 31, 2018, 2019 and 2020 is as follows:

Business Segment	Entity	Location	Primary Company Function	Total employees for the Year Ended March 31,
				2018	2019	2020
Zinc India	Hindustan Zinc Limited	India	Zinc and lead production	4,383	4,171	4,181
Zinc International	Black Mountain	South Africa	Zinc and lead Mining	803	911	820
	Skorpion	Namibia	Zinc and lead Mining and refining	711	583	568
Oil and gas	Cairn	India	Oil and Gas	1,523	1,549	1,561
	Vedanta Limited	India	Iron Ore	2,795	2,616	2,552
Copper	Vedanta Limited	India	Copper smelting and refining	1,083	960	842
	CMT	Australia	Copper mining	16	19	22
	Fujairah Gold FZC	UAE	Precious metal refinery	87	69	66
Aluminium	BALCO	India	Aluminium production	2,487	2,608	2,410
	Vedanta Limited	India	Aluminium production	3,920	4,048	3,750
Power	Vedanta Limited	India	Commercial power generation	109	131	269
	TSPL	India	Commercial power generation	86	76	69
	MALCO Energy Limited	India	Commercial power generation	20	13	16
Steel	Electro Steel Limited	India	Steel	—	2,159	2,063
Others	—	—	—	123	155	169

Total				18,146	20,068	19,358

The majority of our workforce is unionized. Employees of HZL and BALCO are members of registered trade unions such as Bharat Aluminium Mazdoor Sangh for BALCO and Hindustan Zinc Workers Federation for HZL, and are affiliated with national trade unions such as the Indian National Trade Union Congress. We believe that relations with our employees and unions are good, though we have in the past and may in the future experience strikes and industrial actions or disputes. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our operations are subject to risks that could result in decreased production, increased cost of production and increased cost of or disruptions in transportation, power generation, mining and oil exploration”

The Vedanta Sustainability Framework (VSF) is integral to the Company’s core business strategy. It helps us conduct our business in line with our values, while delivering high-quality and cost competitive products.

Our sustainable development model is made up of four pillars: responsible stewardship, building strong relationships, adding and sharing values and strategic communications. The VSF facilitates the institutionalization of sustainability at each of our businesses. It does so, by adopting global best practices that are reflected in our policies, standards and guidance notes.

During fiscal year 2020, we continued to strengthen the VSF with the release of performance standards on safety, environment and social performance. Collectively we have over 77 standards and guidance notes to help our businesses integrate sustainable operating methods in their operating model. We are using the Vedanta sustainability assurance program (“VSAP”) to ensure framework compliance, including a program of audits.

In a geographically diverse business like ours, fostering a culture of zero harm is a challenge to which we are committed and through which we will eliminate fatal accidents and harm. During fiscal year 2020, we unfortunately had seven fatal accidents. Each was investigated and reported to Vedanta Limited’s Board of Directors, with the lessons learned advised to all our operating businesses including action plans to prevent such incidents. We also released six new safety standards to be implemented in the Group and these were incorporated in our Vedanta sustainability assurance program and audit program. These included standards for Excavation, Rail Safety, Emergency Response, Blasting, Inflow and inrush, Shafts and hoisting, and Underground electrical. The corporate team along with the business units are implementing various capacity building and behavioral based programs to entrench a culture of safety and risk awareness. This fiscal year we focused our efforts in enhancing three specific areas for improved safety performance: (i) Visible Felt Leadership, (ii) Business Partner Engagement and (iii) Managing safety critical tasks better. Further, over 1.5 million hours of safety training were delivered to employees and contractors during fiscal year 2020.

In fiscal year 2020, we continued efforts to improve the implementation of our tailings management standard for the Group. An independent, third-party audit of all our tailings dam facilities has been completed. The audit has reviewed the design and the quality of the management systems of the tailings dam facilities. Recommendations from the review are under consideration and implementation.

We manage our environmental footprint to the most rigorous global standards and have developed specific objectives and targets, particularly with regard to water and energy management. In fiscal year 2020, we were able to reduce our GHG emissions intensity by 13.83% from a 2012 baseline. This is below our target of 16% reduction in GHG intensity from a 2012 baseline and is indicative of the stretch target we had taken. We have been able to recycle more than 90% of the fly-ash generated at our operations. We also have many control programs in place across our businesses, for example, all our operations are ISO 14001 certified; systems to reduce water and energy consumption, minimize land disturbance, minimize waste production and contain pollution are in place.

The last quarter of fiscal year 2020 saw the emergence of the COVID-19 pandemic. Vedanta has coordinated efforts to support the underprivileged sections of society during the crisis and ensure continuity of business operations. The focus has been on raising awareness about protection measures and recognizing symptoms, practicing social distancing, safe PPE usage, assistance with testing at our occupational health centres, and providing care and support for those employees and workers who have contracted the illness. Additionally, Vedanta has committed ₹ 1010 million to the PMCARES relief fund and ₹ 1000 million towards programs to provide meals, income support, feeding on stray animals, mask distribution, and import of machinery to manufacture PPEs.

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

Regulatory Matters

(i)	Mining Laws

The Mines and Minerals (Development and Regulation) Amendment Act, 2015 (“MMDR Amendment Act”) was promulgated on March 27, 2015 to amend The Mines and Minerals (Development and Regulation) Act, 1957 (“MMDR Act”), the Minerals (Other than Atomic and Hydro Carbons Energy Minerals) Concession Rules, 2016 (“MC Rules”), and the Mineral Conservation and Development Rules, 1988, as amended (“MCD Rules”), and it governs mining rights and the operations of mines in India. The MCD Rules outline the procedures for obtaining a prospecting license or the mining lease, the terms and conditions of such licenses and the model form in which they are to be issued. The GoI announced the National Mineral Policy in 1993 which was revisited in 2008 and further in 2019. The MMDR Amendment Act has brought about significant changes in the legal regime for the mining sector including defining bauxite, iron ore, limestone and manganese ore as notified minerals, creation of a new category of mining license i.e. the prospecting license-cum-mining lease, grant of mining lease for a period of 50 years for all minerals other than coal, lignite and atomic minerals, establishment of DMF, auction of notified and other minerals by competitive bidding, including e-auction etc. The MMDR Act was further amended by the Mines and Minerals (Development and Regulation) Amendment Act, 2016 which permits the transfer of captive mine leases (granted before January 12, 2015) without having to go through an auction process and also allows the dumping of waste outside of the mining area by including dumping sites within the definition of lease area. The amendment received presidential assent on May 6, 2016.

The MLAA brought forth amendments in the MMDR Act. The MLAA has (i) liberalised the eligibility requirement to participate in coal auctions; (ii) removed the requirement for State Governments to obtain prior approval of Central Government to grant mining concessions; and (iii) enabled the transfer of approvals (other than coal, lignite and atomic minerals), whereby all the rights, approvals, clearances and licences vested with the previous lessee will be extended to the successful bidder for a period of two years. During these two years, the successful bidder is required to obtain all the required clearances.

Grant of a Mining Lease

Only the government of the applicable state may grant a mining lease for minerals other than coal, lignite and atomic minerals. The mining lease agreement governs the terms on which the lessee may use the land for the purpose of mining operations. If the land on which the mines are located belongs to private parties, the lessee must acquire the surface rights relating to the land from such private parties. If a private party refuses to grant the required surface rights to the lessee, the lessee is entitled to inform the state government and deposit with the state government compensation for the acquisition of the surface rights. If the state government deems that such amount is fair and reasonable, the state government has the power to order a private party to permit the lessee to enter the land and carry out such operations as may be necessary for the purpose of mining. For determining what constitutes a fair amount of compensation payable to the private party, state governments are guided by the principles of the Right to Fair Compensation and Transparency in Land Acquisition Rehabilitation and Resettlement Act, 2014 or Land Acquisition Act, which generally governs the acquisition of land by governments from private individuals. In case of land owned by the government, the surface right to operate in the lease area is granted by the government upon application as per the norms of that state government. If the mining operations in respect of any mining lease results in the displacement of any persons, the consent of such affected persons, and their resettlement and rehabilitation as well as payment of benefits in accordance with the guidelines of the applicable state government, including payment for the acquired land owned by those displaced persons, needs to be settled or obtained before the commencement of the mining project. However, with the changes brought in by way of the MMDR Amendment Act, for all minerals other than coal, lignite and atomic minerals, mining leases shall now be granted for a period of 50 years through auction process. All mining leases granted for such minerals before the MMDR Amendment Act shall be valid for 50 years. On expiry of the lease, instead of being renewed, the leases shall be put up for auction. The MC Rules provide that a holder of a captive mine is entitled to a first right of refusal when the lease is auctioned at the expiry of the lease period. The MMDR Amendment Act specifies that any lease granted before the commencement of the MMDR Amendment Act, shall be extended: (i) up to March 31, 2030 for minerals used for captive purposes (specific end-use) and up to March 31, 2020 for minerals used for other than captive purposes, or (ii) until the completion of renewal period, or (iii) for a period of 50 years from the date of grant of such lease, whichever is later. This provision shall not apply to mining leases for which renewal has been rejected, granted, or lapsed.

Protection of the Environment

The MMDR Act also deals with the measures required to be taken by the lessee for the protection and conservation of the environment from the adverse effects of mining. The National Mining Policy emphasizes that no mining lease would be granted to any party without a proper mining plan, including an environmental plan approved and enforced by statutory authorities and which provides for controlling environmental damage, restoration of mined areas and for planting trees according to prescribed norms. The MMDR Amendment Act now also provides for the creation of a DMF and a NMET. The DMF is to be established by the state government for the benefit of persons in districts affected by mining related operations. The NMET was established by the central government for regional and detailed mine exploration through Notification No. G.S.R 633(E) dated August 14, 2015. Licensees and lease holders of leases granted other than through auction shall contribute to the DMF at a rate of 30% of the royalty and leases granted through auction at a rate of 10% of royalty. The contribution to NMET is to be made at two percent of royalty.

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

(ii)	Oil and Gas Laws

Regulation of Exploration and Production

The Ministry of Petroleum and Natural Gas (“MoPNG”) is the principal regulator of oil and natural gas exploration and production in India. The MoPNG established the DGH in 1993 to promote the sound management of Indian petroleum and natural gas resources with due regard to the environmental, safety, technological and economic aspects of petroleum activities. The DGH is responsible for, inter alia, ensuring correct reservoir management practices, reviewing and monitoring exploratory programs, the development plans of oil companies, and monitoring the production and the optimal utilization of gas fields.

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

Mines Act, 1952 read with Oil Mines Regulation, 2017

The Oil Mines Regulations 2017, provides for greater focus on safety and precautionary measures to be adhered in conducting the petroleum operations namely compliance with specific Oil Industry Safety Directorate standards, recommended practices, guidelines and Indian Standards, preparation and implementation of a safety management plan, carrying out safety audits in mines and additional obligations of owners, agents or managers of mines.

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

Hydrocarbon Exploration and Licensing Policy

The Ministry of Petroleum and Natural Gas through its notification O-32011/4/2013-ONG-I dated March 30, 2016 introduced a new exploration and licensing policy named Hydrocarbon Exploration and Licensing Policy (“HELP”). This is a fundamental change in the Indian oil and gas sector, which introduces a new contractual and fiscal model for the award of hydrocarbon acreages. Four main facets of HELP are: single license, open acreages, revenue sharing model and marketing and pricing freedom. The uniform license will enable the contractor to explore conventional as well as unconventional oil and gas resources including shale gas/oil, tight gas and gas hydrates under a single license. The concept of Open Acreage Policy (“OALP”) will enable exploration and production companies to choose the blocks from the designated area. Under the OALP, Vedanta Limited has been awarded 41 blocks in the fiscal year 2019 and 10 blocks in fiscal year 2020.

Policy reforms to increase exploration activities and enhance production

On February 28, 2019, GoI notified policy reforms to increase exploration activities, attract domestic and foreign investment in unexplored/unallocated areas of sedimentary basins, and enhance domestic production of oil and gas from existing fields. These policy reforms heralded a fundamental shift. For instance, going forward, exploration blocks in Category-II and Category–III Basins will be awarded on the basis of international competitive bids based exclusively on exploration work programme. It entails no revenue or production sharing with Government except in case of a windfall gain. Similarly, concessional royalty rates would be levied on early commencement of production. Marketing and pricing freedom has been given to those new gas discoveries whose FDP will be approved for the first time after the date of policy. The policy also ushered ease of doing business by establishing Empowered Coordination Committee and Dispute Resolution Mechanism.

Policy framework to promote and incentivize enhanced recovery methods for oil and gas

On October 10, 2018, GoI notified policy framework to promote and incentivize enhanced recovery (“ER”) methods for oil and gas. The Policy envisages fiscal incentives in form of partial waiver of applicable Cess/Royalty.

Fields should be having a minimum three years of commercial production to avail ER incentives. However, fields with unconventional hydrocarbon (“UHC”) production would be eligible from the start of commercial production. Fields going in for Improved Recovery (“IR”) would be eligible on crossing the prescribed benchmark of increasing production beyond current recovery of 60% in case of oil and beyond current recovery of 80% in case of gas.

The policy, having a sunset clause, will be effective for ten years from the date of its notification. However, the fiscal incentives will be available for a period of 120 months from the date of commencement of production in ER/UHC projects.

Streamlining working of PSCs in pre-NELP and NELP Blocks

On August 14, 2018, GoI notified Policy Framework for Streamlining the Working of PSCs in respect of Pre-NELP and NELP Blocks. Amongst others, this policy reform focuses on the North Eastern region by providing extended exploration period and marketing and pricing freedom to future gas discoveries as well as existing discoveries which were yet to commence commercial production as on July 1, 2018.

Unconventional Hydrocarbons policy

On August 20, 2018, GoI notified Policy framework for exploration and exploitation of unconventional hydrocarbons under existing PSC’s, coal bed methane (“CBM”) contracts and nomination fields. This policy allows access to unconventional hydrocarbons under the existing PSCs, CBM contracts and Nomination fields. In the PSC regime, the policy envisages a separate ring-fencing for cost recovery of cost incurred on exploration, development and production from the total value of petroleum produced and saved from new commercial discoveries. The Government share of Profit Petroleum for new discoveries will be 10% over and above the percentage of Profit Petroleum shared with the Government under existing PSCs.

(iii)	Regulations pertaining to our oil and gas blocks located in South Africa

Petroleum Resources Development Act—South Africa

The Mineral and Petroleum Resources Development Act is the law governing exploitation of minerals and petroleum in South Africa. An exploration license has been granted to Cairn South Africa Pty Limited for exploration of petroleum resources in South Africa under the law. PASA is the nodal agency for all approvals. Cairn South Africa Pty Limited has not yet entered into the second phase of exploration, and accordingly the Deed for extension has not been executed. PASA has notified that the exploration right has expired. Accordingly, along with joint venture partner Petro SA, closure application with PASA was filed on September 19, 2018, to exit from South Africa operations. The application has been accepted and closure certificate has been granted by PASA on September 20, 2019

(iv)	Environmental Laws

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

(v)	Power Sector

Licensing Requirements

Under the Electricity Act, 2003 (“Electricity Act”), the transmission, distribution of, and trading in electricity require licenses from the appropriate Central or State Electricity Regulatory Commissions (respectively, “CERCs” and “SERCs”, and collectively, “ERCs”), unless exempted, however generation of electricity does not require a license.

(vi)	Employment and Labor Laws

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

(vii)	Other Laws

The Right to Fair Compensation and Transparency in Land Acquisition, Rehabilitation and Resettlement Act, 2013, or Land Acquisition Act

The Land Acquisition Act was notified with effect from January 1, 2014. The law replaces the 120 year old legislation the Land Acquisition Act, 1894 and is a unified legislation for acquisition of land and adequate rehabilitation mechanisms for all affected persons. As per the provisions of the Land Acquisition Act, the central government or appropriate state government is empowered to acquire any land from private persons for ‘public purpose’ subject to payment of compensation to the persons from whom the land is so acquired. There is also a mandatory requirement under the Act for social impact assessment accompanying every land acquisition, to consider the social costs and benefits arising of such acquisition and a participative process has been prescribed for such acquisition by imposing the condition of obtaining consent of the requisite majority prescribed under the Act i.e. consent of at least80.0% of people whose land is acquired for private projects and of at least 70.0% of the landowners in the case of public-private partnership projects and discussions and objections at every stage of the acquisition proceedings. It also provides for compensation as high as four times more than the existing practice in rural areas and two times in urban areas. In December 2014, an ordinance (The Right to Fair Compensation and Transparency in Land Acquisition, Rehabilitation and Resettlement (Amendment) Ordinance, 2014) was promulgated to amend the Right to Fair Compensation and Transparency in Land Acquisition, Rehabilitation and Resettlement Act, 2013. The ordinance was re-promulgated in a modified form in April 2015, and again in May 2015. Right to Fair Compensation and Transparency in Land Acquisition, Rehabilitation and Resettlement (Second Amendment) Bill, 2015 was introduced in Lok Sabha on May 11, 2015 to replace the April ordinance and was referred to a joint Parliamentary Committee for detailed examination.

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

C. Organizational Structure

The following diagram summarizes the corporate structure of our consolidated group of companies and our relationship with Vedanta and other key entities as of March 31, 2020:

*50.0% of the share in the RJ Block is held by a subsidiary of Vedanta Limited

1.

We have exercised the second call option to acquire the GoI’s remaining ownership interest in HZL on July 21, 2009 although the exercise is currently subject to dispute. See “— B. Business Overview — Our Business — Options to Increase Interests in HZL and BALCO” for more information.

2.

We have exercised our option to acquire the remaining 49.0% of BALCO owned by the GoI on March 19, 2004. The exercise of this option has been contested by the GoI. The GoI has the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “— B. Business Overview — Our Business — Options to Increase Interests in HZL and BALCO” for more information.

3.

Ownership stake in Electrosteel increased to 95.49% during 3rd quarter of fiscal year 2020 from 90% in fiscal year 2019 through their subsidiary VSL subsequent to Exit offer as per original NCLT application. Further, with effect from March 25, 2020, in view of the Scheme of Amalgamation granted by Hon’ble NCLT, Kolkata, Vedanta Limited now directly holds 95.49% in Electrosteel Steels Limited.

4.

Konkola Copper Mines Plc (“KCM”) ceased to be a related party with effect from May 21, 2019. A provisional liquidator was appointed to manage KCM’s affairs on May 21, 2019, after ZCCM Investments Holdings Plc (“ZCCM-IH”), an entity majorly owned by the Government of Zambia and a 20.6% shareholder in KCM, filed a winding up petition against KCM. KCM’s majority shareholder, VRHL and its parent company i.e. VRL, are contesting the winding up petition in the Zambian courts.

The appeal was listed for hearing on March 25, 2020 but has been adjourned due to Covid-19 pandemic. In the meantime, the winding up petition continues to be stayed, pending the decision on VRHL’s application regarding arbitration.

VRHL and VRL had also commenced arbitration proceedings against ZCCM-IH with seat in Johannesburg consistent with their position that arbitration is the agreed dispute resolution process. Hearing is expected in January 2021.

The principal members of our consolidated group of companies are as follows:

1.

Vedanta Limited: The Company was originally incorporated in Goa on February 5, 1954 under the Portuguese Commercial Code as a private limited company and on June 25, 1965 under the name “Sesa Goa Private limited” under the Companies Act 1956. It became a public limited company on April 16, 1981 pursuant to fresh certificate of incorporation issued by the Registrar of Companies, Goa, Daman and Diu. Thereafter the name of the company was changed from “Sesa Goa Limited” to “Sesa Sterlite Limited” pursuant to a fresh certificate of incorporation issued by the Registrar of Companies on September 18, 2013 pursuant to the Re-organization Transactions and the name of the Company changed from “Sesa Sterlite Limited” to Vedanta Limited pursuant to a fresh certificate of incorporation issued by the Registrar of Companies on April 21, 2015. Our ADSs are listed on the NYSE. Vedanta, through its subsidiaries, owned 50.1% of our issued share capital as on March 31, 2019, and controls our management. The remainder of our share capital i.e. 49.9% is held by Life Insurance Corporation of India, ICICI Prudential Asset Management Company, HDFC asset Management Company limited, Employee benefit trust and other institutional and public shareholders. Vedanta Limited and Cairn India Limited (now Vedanta Limited—oil and gas business) announced the Cairn India Merger which became operative on April 11, 2017. All substantive approvals for effecting the merger of Cairn India Limited (now Vedanta Limited—oil and gas business) with Vedanta Limited were received on March 27, 2017.

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

7.

Electrosteel Steels Limited: Electrosteel steels was incorporated as public limited company on December 20, 2006. It owns and operates a Greenfield integrated steel manufacturing facility near Bokaro, Jharkhand India with a capacity of 1.5 Mtpa. In its meeting held on June 22, 2017 of lenders along with State Bank of India, the Lead Banker filed an application to NCLT. NCLT vide its order dated July 21, 2017 admitted the application and on April 17, 2018 approved the resolution plan submitted by Vedanta Limited through its wholly owned subsidiary Vedanta Star Limited (“VSL”). On June 4, 2018, Vedanta Limited through its subsidiary, VSL acquired management control over ESL as the previous board of directors of ESL was reconstituted on that date. Further, on June 15, 2018, pursuant to the allotment of shares to VSL, the Group holds 90.0% of the paid-up share capital of ESL through VSL. During the 3rd quarter of fiscal year 2020, the Company has increased their holding to 95.49% through their subsidiary VSL subsequent to Exit offer as per original NCLT application. On March 25, 2020, NCLT, Kolkata granted the approval for the Scheme of Amalgamation of VSL with Electrosteel Steels Limited. With effect from March 25, 2020, in view of the Scheme of Amalgamation granted by Hon’ble NCLT, Kolkata, Vedanta Limited now directly holds 95.49% in Electrosteel Steels Limited.

Volcan is the key entity that controls us. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders”

D. Property, Plants and Equipment

See “- B. Business Overview—Our Business—Our Copper Business—‘Principal Facilities’ and ‘Projects and Developments’,” “- B. Business Overview—Our Business—Our Zinc Business—‘Principal Facilities’ and ‘Projects and Developments’,” “- B. Business Overview—Our Business—Our Aluminium Business—‘Principal Facilities’ and ‘Projects and Developments’,” and “- B. Business Overview—Our Business—Our Zinc International Business—‘Principal Facilities’ and ‘Projects and Developments’.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our business, financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. Some of the statements in the following discussion are forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this Annual Report. Our consolidated financial statements and the financial information discussed below have been prepared in accordance with IFRS as issued by the IASB

Overview

We are a diversified natural resource company engaged in exploring, extracting and processing minerals and oil and gas. We produce zinc, lead, silver, oil and gas, copper, aluminium, iron ore, steel, glass substrate and commercial power and have a presence across India, South Africa, Namibia, UAE, Ireland, Australia, Japan, South Korea, Taiwan and Liberia. We have experienced significant growth through various expansion projects, acquisition of our zinc and aluminium businesses in 2002 and 2001 respectively, through the GoI’s disinvestment programs, the acquisition of the zinc business of Anglo American Plc in Namibia, South Africa and Ireland in fiscal year 2011, acquisition of oil and gas business in 2012, acquisition of 90.0% controlling stake in ESL under IBC, in line with the Resolution Plan approved by NCLT, Kolkata and further acquisition of additional 5.5% stake in ESL through open market in fiscal year 2020 and by successfully growing our acquired businesses.

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

Our revenue decreased from ₹ 909,549 million in fiscal year 2018 to ₹ 909,012 million in fiscal year 2019, representing a decrease of ₹ 537 million and decreased to ₹ 835,446 million ($11,082 million) in fiscal year 2020, representing a decrease of 73,566 million or 8.1%.

The operating profit of ₹ 217,822 million in fiscal year 2018 decreased to an operating profit of ₹ 145,216 million in fiscal year 2019, representing a decrease of 33.3%. However, Operating loss for fiscal year 2020 was at ₹ 39,934 million ($529 million)

The following tables are derived from our selected consolidated financial data and set forth:

•	the revenue from external customers for each of our business segments as a percentage of our revenue on a consolidated basis;

•	the operating profit for each of our business segments as a percentage of our operating profit on a consolidated basis; and

•	the segment profit for each of our business segments as a percentage of our segment profit on a consolidated basis.

	For the Year Ended March 31,
Particulars	2018	2019	2020
	(in percentages)
Revenue:

Zinc – India	23.8	22.7	21.7
Zinc – International	3.8	3.0	3.7
Oil and Gas	10.5	14.6	15.2
Iron Ore	3.4	3.2	4.1
Copper	27.1	11.8	10.8
Aluminium	25.1	32.1	31.8
Power	6.0	7.1	7.0
Steel	—	4.6	5.1
Other	0.3	0.9	0.5

Total	100.0	100.0	100.0

Operating Profit / (loss):

Zinc – India	50.5	60.1	161.6
Zinc – International	5.7	1.8	(6.4)

Oil and Gas	54.2	25.1	(256.5)
Iron Ore	(22.9)	2.7	11.8
Copper	4.0	(2.6)	(32.8)
Aluminium	3.2	3.8	11.1
Power	5.5	6.4	27.0
Steel	—	4.1	8.6
Other	(0.2)	(1.4)	(24.4)

Total	100.0	100.0	(100)

Segment Profit /(loss)(1):

Zinc – India	49.3	44.1	41.5
Zinc – International	5.7	2.9	1.8
Oil and Gas	21.9	31.8	34.6
Iron Ore	1.3	2.6	4.0
Copper	4.2	(1.0)	(1.4)
Aluminium	10.7	9.2	9.5
Power	6.7	6.3	7.8
Steel	—	3.3	2.8
Other	0.2	0.8	(0.6)

Total	100.0	100.0	100.0

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

Metal and Oil Prices, Copper TcRc and Power Tariff

Overview

Our results of operations are significantly affected by the commodity prices of natural resources that we produce, which are based on LME / LBMA prices in our zinc and aluminium business, other benchmark prices in our oil, gas, iron ore and steel businesses and by the TcRc of copper in our copper business. The TcRc of copper, the commodity prices of the metals that we produce and the benchmark price of oil, gas and iron ore can fluctuate significantly as a result of changes in the supply of and demand for zinc, lead, silver, oil, gas, iron ore, copper aluminium and steel among others. While natural resources producers are unable to influence the market rate of the TcRc or commodity prices directly, events such as changes in smelting or commodity production capacities, temporary price reductions or other attempts to capture market share by individual natural resources producers including our consolidated group of companies, may have an effect on market prices. Moreover, the prices realized by us can, to some extent, be affected by the terms we are able to negotiate for the contractual arrangements we enter into with buyers. Price variations and market cycles have historically influenced and are expected to continue to influence our financial performance.

During fiscal year 2020, the decrease in Brent price and base metal prices negatively affected our revenue and operating profit which was partially offset by increase in silver prices. During fiscal year 2020, average prices decreased by 12.4% for zinc, 8.0% for lead, 7.6% for copper, 14.1% for aluminium, 13.4% for Brent, 19.5% for iron ore while the average price of Silver increased by 7.4%.

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

The global economy in 2019 faced twin headwinds of geopolitical uncertainty sluggish growth in advanced economies and emerging market as well. If we take broad perspective, economic performance remained weak across most major economies such as the Group of 7 (G-7) and BRICS nations (Brazil, Russia, India, China and South Africa) due to a confluence of several factors, including the US and China trade tensions, Brexit and the fear of deglobalisation. The year saw tepid consumer and investor confidence and weak manufacturing and trade scenario. This significantly undercut commodity demand, thereby negatively impacting commodity prices. Though the start of year 2020 showed signs of recovery following the Phase-1 trade pact between the US and China, diminished fears of a no-deal Brexit and reduced geopolitical tensions. The effect of global central banks pursuing an accommodative monetary policy also helped partially revive the overall market sentiment. However, these early signs of stabilisation were severely impacted by the risk posed by the ongoing global pandemic, COVID-19. The human cost and economic cost of the pandemic to date is considerable. Further, the trade war between the US and China began in 2018, when US President Donald Trump imposed tariffs on goods imported from China. The resulting trade uncertainties and growing protectionism between the world’s two major economies impacted base metal prices globally. In December 2019, the ‘Phase I’ of the trade agreement was signed. The market responded positively to the news. The LME prices in the base metals complex strengthened somewhat, but the news of the outbreak of COVID-19 pandemic led to its downturn again.

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

Zinc LME prices remained volatile during the year 2019—20, starting off the year at $ 3000/ton plus levels and gradually cooling off on the back of continued trade tensions between the US and China. This downward spiral started waning off from September in anticipation of a trade agreement between the two countries. Later the phase one trade deal provided some support to prices only to fall subsequently with the outbreak of the COVID-19 pandemic. However, prices are likely to move upwards as the impact of coronavirus pandemic wanes off in the latter half of the year.

During fiscal year 2020, 74.0% and 42.0% of BALCO and Jharsuguda’s alumina requirements were met through imports from third parties, and the balance were supplied by our Lanjigarh alumina refinery. The following table sets forth the daily average zinc and aluminium LME prices for each of the last three fiscal years:

	For the Year Ended March 31,
Particulars	2018	2019	2020
	(in $ per ton/ounce)
Zinc LME	3,057	2,743	2402
Aluminium LME	2,046	2,035	1,749
Lead LME	2,379	2,121	1952
Silver LBMA *	16.9	15.4	16.5

*	silver is denominated in $/ ounce

The average LME aluminium prices for the year was $ 1,749 per ton, a decline of approximately 14% over FY2019 average of $ 2,035 per ton. LME prices hovered between $ 1,700 per ton –$ 1,800 per ton band for most of the year. LME was stabilising after sanctions against UC Rusal were lifted and US-China trade war concerns receding. However, during March 2020, the LME aluminium prices touched a 4-year low as the lockdown of major economies worldwide due to COVID-19 pandemic causing economic disruption, and consequently impacting the global demand for aluminium. All the major end use sectors for aluminium across automotive, building & construction, consumer durables and packaging have been hit hard by lockdowns, contributing to the decline in aluminium prices.

Steel

The revenue of our steel business fluctuates based on the volume of our sales and the prices of steel in domestic market in fiscal year 2020. More than 99.0% of the sales in steel business happened in domestic market (99.0% in fiscal year 2019) and its prices are directly affected by the demand and supply of steel in the domestic market. Our major raw material are iron ore and coking coal. Iron ore is entirely sourced from domestic market. Coking coal is mostly imported and is generally purchased based on index price or spot prices. Any fluctuation in coking coal and iron ore prices impacts our cost of production. The steel prices are influenced by many factors including demand, supply, raw material cost, capacity utilization and improvement in manufacturing process. The profitability of our steel business is determined based on the sale price less the purchase price of raw material including manufacturing cost.

The following table sets forth the prices for each of the last two fiscal years:

	($ per ton)
	For the year ended March 31,
Particulars	2019	2020
Pig irons	404	354
Billet	486	418
TMT	564	494
Wire rod	638	519
DI pipe	593	602

Average steel price ($ per ton)	572	495

Average sales realization decreased 13% year- on- year from $ 572 per ton in fiscal year 2019 to $ 495 per ton. Prices of iron and steel are influenced by several macro-economic factors. These include global economic slowdown, US-China trade war, supply chain destocking, government spend on infrastructure, the emphasis on developmental projects, demand-supply forces, the PMI in India and production and inventory levels across the globe specially China.

Crude oil and natural gas

Movement in the price of crude oil and discount to oil prices based on quality parameters significantly affect result of operation of our oil and gas business and decline in crude oil and natural gas prices may adversely affect our revenues and profits. Historically, international prices for oil have been volatile and have fluctuated widely due to many factors that are beyond our control, including, but not limited to overall economic condition, supply and demand dynamics for crude oil and natural gas, political developments, the ability of petroleum producing nations to set and maintain production levels and prices, the price and availability of other energy sources and weather conditions. Historically, prices of important LNG have been high. However, there has been steep reduction in prices due to development of LNG infrastructure and increases supply in the market lower oil prices may also reduce the economic viability of planned projects planned or those in early stages of development.

The following table sets out the average price of Brent, an international benchmark of oil blend for each of last three fiscal years:

	For the Year Ended March 31,
Particular	2018	2019	2020
	($ per barrel)
European Brent	57.5	70.2	60.9

Crude oil price averaged $ 60.9 per barrel, compared to $ 70.2 per barrel in previous year driven by multiple reasons shifting the world from the era of supply disruption to plenty. The year started with OPEC-led production cuts, countered by the US President’s request to OPEC for a production increase to bring down fuel costs. Tensions were heightened at various points in the year in the Middle East with attacks on oil tankers off the coast of the UAE, and several drones strikes against Saudi Arabian oil facilities, leading to concerns over oil supply disruptions. Trade tensions between the USA and China further raised the geopolitical tensions, but eventually US -China trade deal and planned OPEC production cuts in 2020 led to a steady rally in crude prices.

However, in March in order to limit the impact of economic contraction caused by COVID-19 on oil demand, OPEC plus failed to reach an agreement to cut oil supply and on March 7, 2020, Saudi Arabia slash its oil prices to gain market share. As a result, oil prices fall to approximately $ 17 per barrel towards the end of the year, the lowest level since 2002.

In April, OPEC and its partners agreed to significant supply cut which help reduce the imbalance but is unlikely to prevent uncertainty regarding product demand.

Looking forward, the recent events will continue to have an impact on the oil price volatility with downside risks until the global economies come out of lockdown and, all OPEC and partner countries act collectively.

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

For Rajasthan, Ravva and Cambay blocks, the crude oil is benchmarked to Bonny Light, a West African low sulphur crude oil that is frequently traded in the region, with appropriate adjustments for crude quality. For fiscal year 2020, the discount to Dated Brent averaged $ 2.1 per bbl for Rajasthan $ 2.7 per bbl for Cambay and $ 4.3 per bbl for Ravva, due to the prevailing oil market conditions. Dated Brent reflects the values of North Sea cargo loading within the next 10-25 days, it incorporates the Brent, Forties, Oseberg and Ekofisk crude oil with the most competitive grade setting the price. European Brent spot prices and dated Brent prices are almost similar.

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

The following table sets forth the daily average iron ore prices (62.0% iron) for each of the last three fiscal years:

	For the Year Ended March 31,
Particulars	2018	2019	2020
	(in $ per dmt)
China imported iron ore fines (62.0% iron, cost and freight Tianjin Port)	68.4	71.6	94.84

Copper

The revenue of our copper business fluctuates based on the volume of our sales and the LME price of copper. However, as our copper business is primarily one of custom smelting and refining, the profitability of our copper business is significantly dependent upon the market rate of the TcRc. We purchase copper concentrate at the LME linked price for the relevant quotational period less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. The market rate for the TcRc is significantly dependent upon the availability of copper concentrate, worldwide copper smelting capacity and transportation costs. The TcRc that we are able to negotiate is also substantially influenced by the TcRc terms established by certain large Japanese custom smelters. The profitability of our copper business as to the portion of our copper business where we source copper concentrate from third parties, which accounted for 100% of our copper concentrate requirements, is thus dependent upon the amount by which the TcRc we are able to negotiate exceeds our smelting and refining costs. During fiscal year 2019, as the smelter operations at Tuticorin were shut, the company procured Anodes and Cathodes with negotiated Rc. The profitability of our copper operations is also affected by the prices we receive upon the sale of by-products, such as sulphuric acid and gypsum and precious metals, which are generated during the copper smelting and refining process. The prices we receive for by-products can vary significantly, including as a result of changes in supply and demand and local market factors in the location the by-product is produced. The following table sets forth the average TcRc that we have realized for each of the last three fiscal years:

	For the Year Ended March 31,
Particulars	2018	2019		2020
	(in US cents per pound)
Copper TcRc	21.3	6.0	(1)	2.8	(1)
Copper LME	6,451	6,337		5,855

(1)	Above TcRc is computed net of premium paid on purchase of cathodes in fiscal year 2019 and fiscal year 2020

Power

We operate 600 MW unit as an independent power plant at Jharsuguda. It has a power supply agreement with GRIDCO. BALCO used to operate 600 MW (2 X 300 MW) independent power plants. Now, it just operates 300 MW unit as an IPP. The other 300 MW unit has been converted to a captive power plant (“CPP”), as per order received from CSERC dated January 1, 2019 for conversion of 300 MW capacity from IPP to CPP. The MALCO plant has been put under care and maintenance from May 26, 2017.

The 1,980 MW thermal power plant at Talwandi Sabo was set up for commercial power sales. It has a PPA with Punjab State Power Corporation Limited (“PSPCL”). The fuel cost subject to quoted efficiency will be a pass-through and revenue is linked to the plant availability.

The average power realization price for TSPL for the years ended March 31, 2018, 2019 and 2020 are ₹ 3.5/unit, ₹ 4.1/unit and ₹ 3.7/unit respectively based on Plant Availability Factor. The average power realization price (excluding TSPL) for the years ended March 31, 2018, March 31, 2019 and 2020 was ₹ 2.9, ₹ 3.4 and ₹ 3.6 per unit respectively.

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

The cost of production of our oil and gas business include expenditure incurred towards the production of crude oil and natural gas including statutory levies, such as cess, royalties (excluding the RJ block) and production payments payable pursuant to the PSC’s. Cess forms a major component of the cost of production and any change in the rate of the cess will impact the result of the operations.

The cost of production of copper for our custom smelting and refining operations consists of cost of converting copper concentrate into copper cathodes but does not include the cost of copper concentrate. We purchase copper concentrate at the LME price for copper metal for the relevant quotational period less a TcRc that we negotiate with our suppliers, but which is influenced by the prevailing market rate for the TcRc. We attempt to make the LME price a pass through for us as both the copper concentrate purchases, and sales of finished copper products are based on LME prices. The profitability of the copper custom smelting and refining business is therefore dependent upon the amount by which the TcRc that we negotiate with our external suppliers exceeds our smelting and refining costs.

Energy cost is the most significant component of the cost of production in our metal production businesses. Most of our power requirements are met by captive power plants, which are primarily coal fueled. Thermal coal, diesel fuel and fuel oil, which are used to operate our power plants, and metallurgical coke, which is used in the zinc smelting process, are currently sourced from a combination of long term and spot contracts. Our iron ore business meets its most of the power requirement through its 60 MW captive power plant and from the grid run by the electricity department of the government and in the event the requirement of power is not satisfied through the grid, then we use generators. Our aluminium smelters, which have high energy consumption due to the power intensive nature of aluminium smelting operation, sources its thermal coal requirement from Coal India Limited and its subsidiaries through linkages, linkage auctions and E-Auctions. Mahanadi Coalfields Limited and South Eastern Coal Fields Limited, subsidiaries of Coal India Limited are the majority suppliers. The latest linkage auction coal from Tranche IV, 3.2 mtpa quantity, started to materialize from March 2019. We also strategically bid for captive coal blocks as and when they are offered for auctions by Ministry of Coal, GoI. During the fourth quarter of fiscal year 2015, BALCO was successful in securing one coal mine in coal block auctions conducted by the GoI, namely the Chotia Coal block. The total reserves at the Chotia block are 19.66 million tons as on April 01, 2020, with the annual production capacity of one million tons. The productions commenced at the Chotia mine during the fourth quarter of fiscal year 2016. Also, we emerged as the highest bidder for Jamkhani coal block in the coal block auctions held in fiscal year 2020, and we have signed the Coal Mine Development and Production Agreement with the GoI. Currently, the Jamkhani coal block has a capacity of 2.6 million tons per annum and we look forward to operationalizing it. This takes our coal security to 72.0% of our requirements. Rest of the coal requirement is met through open market purchases and imports.

HZL continues to import significant coal requirement coal from third party suppliers and balance is sourced through linkage. HZL’s operations source their back—up power from liquid fuel-bases captive power plants or from local power companies. The liquid fuel is sourced from third—party suppliers on yearly contracts.

For our zinc, iron ore and captive bauxite ore operations at BALCO, where we source the ore from our own mines, ore extraction and processing costs affect our cost of production. In our iron ore businesses, the ore extraction and processing costs to produce saleable ore are generally a small percentage of our overall cost of production of the finished metals. In our alumina refinery at Lanjigarh, alumina is produced from bauxite ore. The cost of production of alumina is dependent on the cost of bauxite and cost of converting it to alumina. In fiscal year 2020, the cost of bauxite makes up for almost 52.0% of the cost of production, wherein bauxite logistics is a major component. Our bauxite sourcing is from several sources including Odisha mining corporation (OMC) captive mines at BALCO and other global suppliers.

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

In steel cost comprises of iron ore fines, lumps, pellets and mill scale, Coking coal comprises of hard coking, semi soft coking coal, high fluidity coal and fluxes which includes limestone and Dolomite etc. This cost also includes conversion cost of hot metal into saleable products such as Wire Road, TMT Bar, DI Pipe, Pig iron and billets. Iron ore and coking coal are major cost drivers.

In the commercial power generation business, production costs are primarily coal costs and the coal are largely sourced from the domestic market.

We outsource a majority of BALCO’s mining operations, a substantial portion of HZL’s and iron ore’s mining operations, Oil and Gas operations and a limited number of functions at our copper, zinc operations to third party contractors. The operations and maintenance activities at the Jharsuguda 1215 MW and 2400 MW power facilities, BALCO’s 540 MW and 1200 MW and TSPL 1,980 MW power facilities are substantially outsourced to third party contractors.

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

The following table sets forth our average realized TcRc and cost of production for each of our metals, power, oil and gas for each of the last three fiscal years:

Particulars	For the Year Ended March 31,
	Unit of Measurement	2018	2019	2020
		(in US dollars per ton, except as indicated)
TcRc (1)	¢/lb	21.3	6.0	2.8

Cost of production before by-product revenue(2)
Zinc India(3)	$/ton	1,479	1,511	1,495
Zinc International(4)	$/ton	1,875	2,295	1,797
Oil and Gas(5)	$/boe	21.5	26.8	22.4
Iron ore(6)	$/ton	21.9	13.2	17.1
Copper smelting and refining(7)	¢/lb	14.1	21.1	23.2
Aluminium(8)	$/ton	1,888	1,968	1,690
Steel	$/ton	—	455	415
Power – Jharsuguda 600 MW plant	₹/unit	2.8	4.3	3.9

Cost of production net of by-product revenue(2)
Zinc India(3)	$/ton	1,365	1,381	1,371
Zinc International(4)	$/ton	1,603	1,912	1,665
Oil and Gas(5)	$/boe	21.5	26.8	22.4
Iron ore(6)	$/ton	21.9	13.2	17.1
Copper smelting and refining(7)	¢/lb	5.7	21.1	23.2
Aluminium(8)	$/ton	1,887	1,967	1,690
Steel(9)	$/ton	—	455	415
Power – Jharsuguda 600 MW plant(10)	₹/unit	2.8	4.3	3.9

(1)	Represents our average realized TcRc for the year and TcRc is computed net of premium paid on purchase of cathodes in fiscal year 2019 and fiscal year 2020.
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

(3)

Cost of production of zinc before by-product revenue decreased from $ 1,511 per ton for fiscal year 2019 to $ 1495 per ton for fiscal year 2020. The decrease was primarily driven by declining imported coal prices and higher linkage coal materialisation and lower royalty charges due to decline in LME and rupee depreciation, which was partly offset by higher mine development expense and lower metal volume resulted by lower grades, higher cement prices, and electricity duty on captive power plants which was hiked from ₹ 0.40 to ₹ 0.60 per unit starting July 2019 In addition, a further amount of royalty was provided with effect from January 12, 2015 for DMF and NMET, DMF contribution has now been notified at 30.0% of the base royalty rate. The cost of production of zinc net of by-product revenue decreased from $ 1,381 per ton in fiscal year 2019 to $ 1,371 per ton in fiscal year 2020. The decrease was due to aforementioned reasons partially offset by lower sulphuric acid credit on account of lower net sales realisation (“NSR”) in fiscal year 2020.

(4)

Cost of production net of by-product credit decreased from $ 1,912 per ton to $ 1,665 per ton, a decrease of 13.0%. This was mainly driven by company’s strong regime to reduce the cost and including reduction through higher production at Gamsberg, lower usage of purchased oxides at Skorpion Zinc, lower Sulphur prices, local currency depreciation offset partially by higher TcRcs, lower copper credits and annual inflation.

(5)

Cost of production for oil and gas, decreased to $ 22.4 per net boe in fiscal year 2020 from $ 26.8 per net boe in fiscal year 2019, primarily on account of decreased cess on ad-valorem basis due to decrease in average Brent price realisations and higher production during fiscal year 2020.

(6)

Cost of production for iron ore, increased from $ 13.2 per ton in fiscal year 2019 to $ 17.1 per ton in fiscal year 2020. We bought 1.4 million tons low grade iron ore in auctions held by Goa Government in August 2019. These ore were then beneficiated and around 0.9 million tons were sold during the year. Revenue on account of this traded cargo is ₹ 2,903 million. The trading cost of this cargo is also included in above per ton cost which resulted in increase in cost during the fiscal year 2020.

(7)	Cost of production for Copper has increased from ¢/lb 21.1 to ¢/lb 23.2 primarily on account of lower production as compared to fiscal year 2019.
(8)

Cost of production before adjusting by-product revenue decreased from $ 1,968 per ton in fiscal year 2019 to $ 1,690 per ton in fiscal year 2020. The decrease was supported by input commodity deflation (imported alumina, caustic and carbon), improved coal supply from Coal India and currency depreciation. The cost of production net of by-product credit decreased from $ 1,967 per ton in fiscal year 2019 to $ 1,690 per ton in fiscal year 2020.

(9)

Cost of production for steel business has reduced from $ 455 per ton to $ 415 per ton in the fiscal year 2020, this was primarily due to significant gains in operational efficiencies, such as optimization of the coal mix in coke ovens and iron ore blending, shifting high grade ores to medium grades. Improved yields of the converters and finishing mills also added to the efficiency.

(10)	Power cost at Jharsuguda 600 MW plant has decreased from ₹ 4.3/unit to ₹ 3.9/unit mainly driven by decrease in coal prices and improved linkage materialisation during the fiscal year 2020.

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

•

Our Zinc International operations consist of the Skorpion mine and refinery in Namibia, Black Mountain mine, which includes new Gamsberg mine in South Africa and the Lisheen mine in Ireland which ceased operations in December 2015. Skorpion produces special high-grade zinc ingots. As a result, the cost of production before by-product revenue with respect to the Skorpion mine consists of the total direct cost of mining zinc ore and producing zinc in the refinery through a leaching, refining and electrowinning process. Skorpion mine does not produce any material by-products. Skorpion Refinery has been put under care and maintenance from April 20 due to a major open pit failure in May 2019 and subsequent smaller failures with latest one in January 2020. Further technical studies have indicated the existence of similar such failure structures at depth. Studies continue to look feasible ways to make the pit safe for mining options which would allow for the extraction of the remainder of the accessible ore. Cost of production before by-product revenue of zinc at Black Mountain mine consists of direct mining costs, concentrate costs, TcRc and direct services cost. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue from copper consistent with the industry practice. At Black Mountain mine lead is only a co-product of zinc while silver is a by-product of lead. Accordingly, the cost of production presented for Black Mountain mine is only for zinc production and the cost of production of lead and silver are not presented. Royalties paid are also included in the cost of production. The total cash cost before by-product revenue and net of by-product revenue is divided by the total number of tons of zinc metal produced or zinc metal in concentrate produced to calculate the cost of production before by-product revenue and net of by-product revenue per ton of zinc metal produced or zinc metal in concentrate produced. Gamsberg mine started with its trial production in November 2018 and was capitalized in March 2019 has been ramping up well in fiscal year 2020. Cost of production before by-product revenue of zinc at Gamsberg consists of direct mining costs, concentrate costs, TcRc and direct services cost. Gamsberg mine does not produce any material by-products.

•

The cost of production in our oil and gas business consists of expenditure incurred towards the production of crude oil and natural gas including statutory levies, such as cess, royalties (except the Rajasthan block) and production payments payable pursuant to the PSC’s as well as operational expenditures such as costs relating to manpower, repairs and maintenance of facilities, power generation and fuel for such facilities, water injection, insurance, and storage, transportation and freight of crude oil and natural gas, among others. Cess forms a major component of the cost of production and any change in the rate of the cess will impact the result of the operations. The total production cost is divided by the entitlement interest quantity of oil and gas produced to determine the cost of production per barrel of oil equivalent.

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

The TNPCB through an order, dated April 9, 2018, rejected the consent renewal application of Vedanta Limited for its copper smelter plant at Tuticorin. It directed Vedanta Limited not to resume production operations without formal approval/consent (vide order dated April 12, 2018), and directed the closure of the plant and the disconnection of electricity (vide order dated May 23, 2018).

The Government of Tamil Nadu also issued an order dated May 28, 2018 directing the TNPCB to permanently close and seal the existing copper smelter at Tuticorin; this was followed by the TNPCB on May 28, 2018. Vedanta Limited filed a composite appeal before the NGT against all the above orders passed by the TNPCB and the Government of Tamil Nadu. In December 2018, NGT set aside the impugned orders and directed the TNPCB to renew the CTO. The order passed by the NGT was challenged by Tamil Nadu State Govt. in Hon’ble Supreme Court.

The Supreme Court on February 18, 2019 set aside the NGT judgment dated December 15, 2018 on the grounds of maintainability, allowing Vedanta Limited the liberty to approach the High Court of Madras to challenge all the orders collectively, stating that no plea of alternative remedy shall be allowed.

Based on the said order, Vedanta Limited has filed a writ petition before the Principal Bench of the High Court of Madras and has additionally filed an application seeking interim relief for care and maintenance of the plant. The High Court vide its judgement dated August 18, 2020 dismissed the writ petition filed by the Company. The Company approached the Supreme Court and challenged the said High Court order by way of a Special Leave Petition to Appeal. The matter was listed on August 31, 2020. After hearing the parties, the bench admitted the SLP and issued the notice to the respondents to file counter affidavit on SLP and the prayer for interim relief within four weeks. The rejoinder by the Petitioners (Vedanta Limited) will need to be filed within two weeks thereafter.

•

Cost of production of aluminium is weighted average cost of production of our Jharsuguda and BALCO aluminium smelters. The cost of production before by-product revenue includes cost of purchased alumina and the cost of captive alumina produced at Lanjigarh. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue earned from the sale of by-products, such as vanadium, which is consistent with the industry practice. The total cash cost before by-product revenue and net of by-product revenue is divided by the total quantity of hot metal produced to determine the cost of production before by-product revenue and net of by-product revenue per ton of aluminium hot metal produced. Hot metal production volumes are used instead of the cast metal production volumes disclosed, elsewhere in this Annual Report, for calculating cost of production. This is because, the hot metal production, which excludes the value-added cost of casting, is the measure generally used in the aluminium metal industry for calculating measures of cost of production.

•

In the case of steel, the cost of production after by-product revenue includes the cost of producing hot metal which includes Iron bearing raw material comprises of iron ore fines, lumps, pellets and mill scale, Coking coal comprises of hard coking, semi soft coking coal, high fluidity coal, limestone and Dolomite etc. This Cost also includes conversion cost of hot metal into saleable products such as Wire Road, TMT Bar, DI Pipe, Pig iron and billets. The total cost before by-product revenue and net of by-product revenue is divided by total quantity to determine the cost of production before by-product and net of by-product revenue per ton of steel produced.

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

	For the Year Ended March 31,
Segments	2016	2017	2018	2019	2020
	(₹ in millions, except Production output and Cost of production)
Zinc—India:
Segment revenue	137,945	168,694	216,136	206,562	181,590
Segment profit	(66,970)	(95,711)	(122,596)	(105,995)	(87,140)

	70,975	72,983	93,540	100,567	94,450
Cost of tolling including raw material cost	—	(3,364)	—	—	—
Cost of intermediary product sold	(2,348)	(1,771)	—	—	—
Cost of lead metal sold	(10,264)	(10,677)	(15,027)	(20,664)	(19,450)
Others (c)	(1,185)	(408)	(3,097)	(6,386)	(2,075)

Total before adjusting for by-product revenues	57,178	56,763	75,416	73,517	72,925
By-product revenue	5,234	(4,737)	(5,791)	(6,335)	(6,059)

Total after adjusting for by-product revenues		51,944		52,026		69,625		67,182		66,867

Production output (in tons)		758,938		671,987		791,461		696,283		688,286
Cost of production before by-product revenue (per ton) (a)		$1,151		$1,259		$1,479		$1,511		$1,495
Cost of production net of by- Product revenue (per ton) (a)		$1,046		$1,154		$1,365		$1,381		$1,371
Cost of production net of by- Product revenue (per ton) (a)	₹	68,442	₹	77,391	₹	87,971	₹	96,488	₹	97,150
Zinc—International:
Segment revenue		25,631		22,302		34,458		27,383		31,275
Segment profit		(4,561)		(9,181)		(14,145)		(6,962)		(3,798)

		21,070		13,121		20,313		20,421		27,477
Treatment and Refining Charges (TcRc)		3,757		973		332		959		5,646
Cost of lead metal sold		(3,859)		(4,038)		(3,160)		(3,392)		(3,031)
Others (c)		(2,419)		2,275		(4,027)		(1,789)		(4,258)

Total before adjusting for by-product revenues		18,549		12,331		13,458		16,199		25,834
By-product revenue		(1,390)		(1,479)		(1,950)		(2,701)		(1,893)

Total after adjusting for by-product revenues		17,159		10,852		11,508		13,498		23,941

Production output (in tons)		183,035		114,135		111,390		101,015		202,859
Cost of production before by-product revenue (per ton) (a)		$1,548		$1,610		$1,875		$2,295		$1,797
Cost of production net of by-product revenue (per ton) (a)		$1,432		$1,417		$1,603		$1,912		$1,665
Oil and Gas
Segment revenue		86,559		82,041		95,359		132,228		126,608
Segment profit		(34,273)		(40,156)		(54,500)		(76,525)		(72,683)

		52,286		41,885		40,859		55,703		53,925
Unsuccessful Exploration Cost		(294)		(407)		(1)		(497)		(27)
Other income		176		70		—		283		254
-Pre award cost		(71)		—		—		—		—
Others(c)		(4,606)		(2,479)		(93)		(1,455)		(4,446)

Total before adjusting for by-product revenues		47,491		39,069		40,765		54,034		49,705
By-product revenue		—		—		—		—		—

Total after adjusting for by-product revenues		47,491		39,069		40,765		54,034		49,705

Net Production (in mmboe)		33.33		28.55		29.42		28.83		31.35
Cost of production before by-product revenue (per boe)(a)		$21.8		$20.4		$21.5		$26.8		$22.4
Cost of production net of by-product revenue (per boe)(a)		$21.8		$20.4		$21.5		$26.8		$22.4
Iron Ore
Segment revenue		22,774		41,213		31,298		29,114		34,630
Segment profit		(4,367)		(12,683)		(3,100)		(6,321)		(8,312)

		18,407		28,530		28,198		22,793		26,318

Cost of Intermediary product sold	(11,652)	(12,880)	(12,501)	(18,410)	(18,119)
Export Duty	(250)	(1)	(1298)	(823)	(1,162)
Others (c)	1,810	(2,426)	(4,447)	449	(1,723)

Total before adjusting for by-product revenues	8,316	13,223	9,952	4,009	5,314
By-product revenue	—	—	—	—	—

Total after adjusting for by-product revenues	8,316	13,223	9,952	4,009	5,314

Production output (in million dmt)	5.17	10.9	7.1	4.4	4.4
Cost of production before by-product revenue (per dmt) (a)	$24.6	$18.0	$21.9	$13.2	$17.1
Cost of production net of by-product revenue (per dmt) (a)	$24.6	$18.0	$21.9	$13.2	$17.1
Copper[1]
Segment revenue	209,262	210,175	246,766	107,390	90,526
Segment profit	(22,205)	(12,667)	(10,378)	2,339	2,894

	187,057	197,508	236,388	109,729	93,420
Purchased concentrate/rock	(177,067)	(179,803)	(221,176)	(104,033)	(90,046)
Cost for downstream products	(1,533)	(1,931)	(2,009)	(1,241)	(1,058)
Others (c)	(2,181)	(8,691)	(5,148)	(1,547)	498

Total before adjusting for by-product and free copper revenues	6,276	7,083	8,055	2,908	2,814
By-product revenue	(2,377)	(2,020)	(2,502)	—	—
Free Copper net sale	(2,138)	(2,085)	(2,287)	—	—

Total after adjusting for by-product and free copper revenues	1,761	2,978	3,265	2,908	2,814

Production output (in tons)	384,047	402,730	403,168	89,517	77,490
Cost of production before by-product and free copper revenue (a)	¢/lb 11.3	¢/lb 11.9	¢/lb 14.1	¢/lb 21.1	¢/lb 23.2
Cost of production net of by-product and free copper revenue (a)	¢/lb 3.2	¢/lb 5.0	¢/lb 5.7	¢/lb 21.1	¢/lb 23.2
Aluminium
Segment revenue	110,910	135,083	228,435	292,286	265,773
Segment profit	(8,467)	(21,024)	(26,661)	(22,058)	(19,936)

	102,443	114,059	201,774	270,228	245,837
Cost for downstream products	(3,998)	(4,105)	(5,722)	(7,733)	(7,801)
Others (c)	(7,707)	(3506)	(375)	(1,118)	(9,181)

Total before adjusting for by-product revenues	90,738	106,448	195,677	261,377	228,855
By-product revenue	(903)	(252)	(76)	(35)	(27)

Total after adjusting for by-product revenues	89,835	106,196	195,601	261,342	228,828

Production output (hot metal) (in tons)	872,591	1,081,955	1,608,420	1,900,739	1,911,266

Cost of production before by-product revenue (per ton) (a)		$1,589		$1,466		$1,888		$1,968		$1,690
Cost of production net of by-product revenue (per ton) (a)		$1,573		$1,463		$1,887		$1,967		$1,690
Cost of production net of by-product revenue (per ton) (a)	₹	102,953	₹	98,147	₹	121,595	₹	137,495	₹	119,726
Steel
Segment revenue		—		—		—		41,955		42,827
Segment profit		—		—		—		(7,913)		(5,879)

		—		—		—		34,042		36,948
Selling and Dist. expenses		—		—		—		(1,083)		(1,444)
Others		—		—		—		(249)		687

Total before adjusting for by-product revenues		—		—		—		32,711		36,191

Production output (in tons) (b)		—		—		—		1,027,578		1,230,825
Cost of production before by-product revenue (per ton) (a)		—		—		—		$455		$415
Cost of production net of by-product (per ton) (a)		—		—		—		$455		$415
Cost of production net of by-product (per ton) (a)		—		—		—	₹	31,833	₹	29,404
Power
Segment revenue		49,826		56,079		56,518		65,237		58,599
Segment profit		(12,659)		(16,438)		(16,650)		(15,275)		(16,490)

		37,167		39,641		39,868		49,962		42,109
Cost of power at TSPL, BALCO, HZL and MALCO Energy		(19,284)		(33,228)		(36,177)		(45,499)		(38,881)
Others (c)		(2,287)		80		(381)		(11)		(238)

Total		15,596		6,493		3,310		4,452		2,990

Production output (in MU) (b)		7,464		3,328		1,172		1,039		776
Cost of production before by-product revenue (per unit)	₹	2.1	₹	2.0	₹	2.8	₹	4.3	₹	3.9
Cost of production net of by-product revenue (per unit)	₹	2.1	₹	2.0	₹	2.8	₹	4.3	₹	3.9

(a)

Exchange rates used in calculating cost of production were based on www.oanda.com, reference rates for the years ended March 31, 2016, 2017, 2018, 2019 and 2020 of ₹ 65.46, ₹ 67.09, ₹ 64.45, ₹ 69.89 and ₹ 70.86 per $ 1 respectively.

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

1.	Copper business’s cost of production has increased from ¢/lb 21.1 to ¢/lb 22.4 during fiscal year 2020 primarily on account of decrease in copper cathode production as compared to fiscal year 2019.

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

Segment	Product	For the Year Ended March 31,
		2018	2019	2020
		(tons except where otherwise stated)
Zinc India	Zinc	791,461	696,283	688,286
	Lead	168,247	197,838	181,370
	Silver (kilograms)	557,517	679,183	609,808
Zinc International
— Skorpion	Zinc	84,215	65,948	66,967
— BMM	Copper(1)	4,969	6,102	4,998
	Zinc(1)	27,175	27,558	27,943
	Lead(1)	45,113	37,354	37,628
— Lisheen	Zinc(1)	—	—	—
	Lead(1)	—	—	—
— Gamsberg(2)	Zinc(1)	—	17,128	107,949
	Lead(1)	—	—	—
Oil and gas (on net basis) (3)	Crude Oil (mmbbls)	28.5	27.5	28.2
	Natural Gas (bcf) (4)	5.5	7.8	18.7
Steel	Pig Iron	—	141,549	167,305
	Billet	—	39,478	27,456
	TMT	—	441,251	468,396
	Wire rod	—	426,873	412,948
	DI Pipe	—	149,946	154,721
Iron ore	Saleable Ore Production (million dmt)	7.1	4.4	4.4
Copper	Copper cathode(5)	403,168	89,517	77,490
	Copper rods	202,539	111,197	100,219
Aluminium	Ingots(6)	908,959	1,106,966	1,153,395
	Value Added Products(7)	721,869	818,124	719,872
	Hot Metal	44,257	33,924	30,713
Power	Power (million units)	11,041	13,517	11,162

(1)	Refers to mined metal content in concentrate.
(2)	Gamsberg Includes trial run production of 9,619 tons in 2019
(3)	While computing EI production, Ravva royalty fees have not been netted off.
(4)	Natural gas production figures are the production volumes of natural gas available for sale, excluding flared and re-injected gas and gas consumed in operations.
(5)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rods.
(6)	Includes production capitalized in fiscal years 2018, 2019 and 2020 of 78 kt, 61 kt and Nil respectively. Ingot Production also includes alloyed ingot volumes.
(7)	Value added products of Aluminium include production of billets, rods, slabs and rolled products.

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

Profit Petroleum

The GoI is the owner of the hydrocarbons wherein it has assigned the responsibility to the joint operation (Contractor) to explore, develop and produce the hydrocarbons. Contractor is entitled to recover out of Petroleum produced, all the costs incurred according to the PSC’s in exploring, developing and producing the hydrocarbons, which is known as “Cost Petroleum”. Excess of revenue (value of hydrocarbons produced) over and above the cost incurred as above, is called “Profit Petroleum”, which is shared between the GoI and Contractor Parties as per procedure laid down in PSC’s.

Profit Petroleum sharing between the GoI and the contractor is determined by Post- Tax Rate of Return method in case of Ravva and CB-OS/2 and on the Investment Multiple method in case of Rajasthan and KG-ONN-2003-1 blocks as defined in their respective PSC’s.

The share of Profit Petroleum, in any year, is calculated for the Contract or Development Area on the basis of the Post-Tax Rate of Return or Investment Multiple actually achieved by the companies at the end of the preceding year for the Contract/Development Area.

The following table summarizes the current Government’s share of Profit Petroleum for various blocks and development areas:

Block/Development Area	Government share of profit petroleum as at March 31,
	2018	2019	2020
Ravva	60.0%	60.0%	70.0%
Cambay – Lakshmi	45.0%	45.0%	45.0%
Cambay – Gauri	55.0%	55.0%	55.0%
Cambay – CB-X	60.0%	60.0%	60.0%
Rajasthan – Development Area1	40.0%	40.0%	40.0%
Rajasthan – Development Area2	40.0%	40.0%	40.0%
Rajasthan – Development Area3	—	20.0%	20.0%
KG-ONN-2003-1	—	15.0%	15.0%

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

Products	April 1, 2015 to February 29, 2016	March 1, 2016 to July 5, 2019	July 6, 2019 to present
Copper	5.0%	5.0%	5.0%
Copper concentrate	2.5%	2.5%	2.5%
Zinc	5.0%	5.0%	5%
Lead	5.0%	5.0%	5%
Silver	10.0%	10.0%	12.5%
Aluminium	5.0%	7.5%	7.5%
Steel	10.0%	10.0%	10%

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

The import duty at the rate of 2.5% is levied on copper concentrate and rock phosphate.

In GST regime, on import of coal, following duties are levied under customs act which was applicable from July 01, 2017:

•	Basic custom duty (BCD) at the rate of 2.5% which is non—creditable

•	Integrated Goods and Service Tax (IGST) at the rate of 5% which is a creditable duty

•	GSTC Cess @ 400/ MT cess- for which proportionate refund is available with respect to exported goods in ratio of export turnover /total turnover.

Goods imported for the purposes of “petroleum operations” are exempt from customs duty under Notification No 50/2017 - Customs dated June 30, 2017; sr. no. - 404; condition number 48. Similar exemption was given in pre-GST regime vide Notification No 12/2012 - Customs dated March 17, 2012; sr. No. - 358 and 359; condition number 42 and 43 respectively (further amended by Notification No 12/2016- Customs dated March 1, 2016; sr. no. - 357A; condition no 40a.

Goods which are imported for purposes other than petroleum operations such as software, IT related goods or any other material required for office purposes are liable to customs duty as per the applicable rates in force which may vary from approximately 24.0% to 27.0% depending upon the classification of goods as mentioned in the customs tariff 2018—19.

Export Incentives

The GoI provides a variety of export incentives to Indian companies. Exports of copper, aluminium and zinc from India receive assistance premiums from the GoI. Export incentives do not outweigh the Indian market price premiums. Accordingly, notwithstanding the export incentives, we endeavor to sell large quantities of our products domestically.

In fiscal years 2019 and 2020, exports accounted for 21.0% and 20.0% respectively, of our zinc India business’ revenue. The following table sets forth the export assistance premiums, as a percentage of the F.O.B value of exports, on zinc concentrate, zinc ingots and lead concentrate for the periods indicated:

Products	April 1, 2015 to November 11, 2016	November 11, 2016 to February 3, 2020	February 4, 2020 to present
Zinc concentrate	1.0%	Nil	Nil
Zinc ingots	1.9%	1.5%	1.3%
Lead concentrate	1.0%	Nil	Nil

In fiscal years 2019 and 2020, exports accounted for 24.34% and 29%, respectively, of our copper business revenue from India. With effect from April 1, 2015, the New Merchandise Exports from India Scheme was introduced in place of Marked Linked Focus Product Scheme. In this scheme, no export incentive was notified for copper products.

In fiscal years 2018, 2019 and 2020, exports accounted for 57%, 60% and 61.5% respectively, of our aluminium business’ revenue. As per government policy, MEIS (Merchandise Exports from India Scheme) is about 2% of FOB value of exports. However, we realized lesser upon actual sale (approximately 90% to 95% of amount due), thereby effectively translating to 1.8%—1.9% upon realization. In the case of sales to specified markets (as defined herein), export assistance premiums for these products would extend to 2.0% of the F.O.B value of exports made to the countries specified under the Merchandise Export from India Scheme (“MEIS”). The MEIS was implemented under the Foreign Trade Policy of India in 2015 - 2020. The purpose of this scheme is to provide Indian exporters certain incentives such as tax benefits, and thereby enhance India’s export competitiveness in certain specified markets, including, but not limited to Argentina, Austria, Bulgaria, Cambodia, Chile, and New Zealand (“specified markets”). As exports feel the impact of the pandemic, the Indian Government has extended the validity of Foreign Trade Policy 2015 - 2020 to March 31, 2021. In order to boost exports and make Indian exports cost competitive, India is in the process of introducing a scheme for Remission of Duties and Taxes on Exported Products (“RoDTEP”). It will create a mechanism to reimburse various taxes/duties/ levies, at the central, state and local levels, which are incurred during manufacturing and distribution of exported products, (applicable to those which are currently not being refunded under any other mechanism). The GoI may further reduce export incentives in the future, which would adversely affect our results of operations.

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

India export duties

The GoI levies duty on the export from India of certain products mentioned under the second schedule of the Customs Tariff Act 1975, including iron ore and concentrates, at a specified rate (ad valorem on the FOB value of exports). The GoI levied export duty on iron ore fines and lumps at a rate of 20.0% on FOB value and further increased to 30.0% with effect from December 31, 2011 to April 29, 2015. Effective from April 30, 2015, the export duty on iron ore fines with Fe content less than 58.0% is 10.0% and equal to or more than 58.0% Fe, duty rate is 30.0% and for iron ore lumps it is 30.0%. Effective from March 1, 2016, the export duty on iron ore fines and lumps with Fe content less than 58.0% is nil and equal to or more than 58.0% Fe, duty rate is 30.0%.

Taxes, royalties and cess payments

Income tax on Indian companies during fiscal year 2018 was charged at a statutory rate of 30.0% plus a surcharge of 12.0% on the tax and has an additional charge of 4.0% on the tax including surcharge, which results in an effective statutory tax rate of 34.944%. The education and secondary higher education cess has been replaced in Finance Act 2018 with health and education cess at a rate of 4.0% effective from April 1, 2018. Non-resident companies were charged at a statutory rate of 40.0% plus a surcharge of 5.0% on the tax and has an additional charge of 4.0% on the tax including surcharge, The education and secondary higher education cess has been replaced in Finance Act 2018 with health and education cess at a rate of 4.0% effective from April 1, 2018 Hence, applicable effective corporate tax rate for fiscal year 2018 is 43.68%. GoI vide Taxation Laws (Amendment) Act, 2019 provided an option to existing domestic companies to pay tax at a concessional rate of 22% plus surcharge of 10% on tax and 4% on tax plus surcharge, this results into effective tax rate of 25.17%

The concessional tax rate is applicable subject to surrender of specified deductions/ incentives by the Company exercising the option. These incentives, among others, include deductions relating to (i) newly established units in Special Economic Zones, (ii) expenditure on scientific research and skill development projects, (iii) investment in new machinery/ plant in notified backward areas, (iv) depreciation of new machinery/ plant, and (v) various other Chapter VI-A provisions.

i.

A corporate taxpayer is required to exercise its option of being governed under concessional tax regime before due date of filing of tax return. Option once exercised cannot be withdrawn and applicable to all subsequent tax years. This is effective from April 1, 2019

ii.

Further, the Amendment Act 2019, provides an option for New Domestic Manufacturing Companies (“NDMC”) to pay effective tax rate @ 17.16% (i.e. statutory tax rate of 15% plus surcharge @ 10% on the tax and an additional cess of 4 % on the corporate tax including surcharge). This rate is applicable to NDMC provided the new company is set up on or after September 30, 2019 and commences manufacturing before March 31, 2023. Further, incentives mentioned at point (i) above will also not be available to NDMC. New manufacturing companies will not include companies: (a) formed by splitting up or reconstruction of an existing business, (b) engaged in any business other than manufacturing or production, and (c) using any plant or machinery previously used in India (except under certain specified conditions).

Tax rate applicable under Minimum Alternate Tax (MAT) regime – Domestic Company

Profits of companies in India are subject to either regular income tax or MAT, whichever is greater. The effective MAT rate during fiscal year 2018 for Indian companies was 21.34%. For non-resident companies the MAT rate was 20.0% of the book profit as prepared under generally accepted accounting principles in India, or Indian GAAP. The excess of amounts paid as MAT over the regular income tax amount during the year may be carried forward and applied towards regular income taxes payable in any of the succeeding fifteen years subject to certain conditions.

The Amendment Act 2019, reduced MAT base tax rate from 18.5% to 15% plus applicable surcharge and cess. The effective MAT rate for all Indian Company for fiscal year 2018, 2019 and 2020 would be 21.34%, 21.55% and 17.47% respectively. Further, companies opting for concessional tax regime would not be required to pay MAT. For non-resident foreign company’s effective MAT rate as per the Tax Amendment Act 2019 reduced from 20.01% to 16.38% of the book profit.

Dividend Distribution Tax (“DDT”)

The tax rates imposed on us in respect of dividends paid in prior periods have varied. According to the Finance Act, 2014, DDT is to be levied on gross distributable surplus amount instead of amount paid net of taxes. This has resulted in an increase in the DDT to more than 20.0% from 16.995% in the earlier year. The Finance Act, 2018 increased the rate of cess from 3.0% to 4.0% which will result in an effective DDT rate of 20.6% from April 1, 2018. This tax is payable by the company declaring distributing or paying the dividends. Dividends from our Indian subsidiaries to us are also subject to this tax, though we do not pay income tax upon the receipt of any such dividends. The Income Tax Act provides that if a company receives a dividend from any of its Indian subsidiaries during the year and such subsidiary has paid a tax on its dividends, then the dividend distributed by the parent company to the extent of dividend received from the Indian subsidiary shall not be subject to dividend tax.

The Finance Act 2020 has repealed the DDT. Companies are now required to pay/distribute dividend after deducting applicable taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates which is applicable from April 1, 2020.

Service tax

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

We are also subject to government royalties. We pay royalties to the state governments of Chhattisgarh, Rajasthan, Goa and Karnataka in India based on extraction of bauxite, lead-zinc and iron ore. The most significant of these is the royalty that HZL is required to pay to the state government of Rajasthan, where all of HZL’s mines are located at a rate of 10.0% with effect from September 1, 2014 (the rate was 8.4% from August 13, 2009 to August 31, 2014), of the zinc LME price payable on the zinc metal contained in the concentrate produced, 14.5% (the rate was 12.7% from August 13, 2009 to August 31, 2014) of the lead LME price payable on the lead metal contained in the concentrate produced and at a rate of 7.0% of silver LME price chargeable on silver-metal produced. In addition, a further amount of royalty effective from January 12, 2015, for DMF at 30.0% of base royalty and NMET at 2.0% of base royalty, has been notified. The royalties paid by BALCO on the extraction of bauxite are not material to our results of operations. The royalty payable for our iron ore business is at 15.0% of pit mouth value (PMV) declared by the Indian Bureau of Mines

Royalty is also payable at Cairn to the state government of Rajasthan and Andhra Pradesh for the extraction of crude oil and natural gas. We also pay cess to the GoI. Generally, in respect of oil and gas operations, royalty and cess payments are made by the joint operation partners in proportion to their participating interest and are cost recoverable.

For the RJ Block, entire royalty payments are made by ONGC at the rate of 20.0% of well-head value for crude oil and 10% of well-head value for natural gas and are cost recoverable. Until February 2016, cess is paid at the rate of ₹ 4,500 per mt for crude oil; pursuant to amendments in the Finance Act 2016, cess is paid at the rate of 20.0% ad-valorem from March 2016 onwards. National Calamity Contingent Duty (“NCCD”) is paid at the rate of ₹ 50 per mt and Basic Excise Duty (“BED”) is paid at the rate of ₹ 1 per mt. Sales tax payments are made at the rate of 2.0% (central sales tax) on sale of crude oil and at the rate of 2.0% (central sales tax) and 10% (value added tax) on natural gas.

For the Ravva block, until October 27, 2019, Royalty is paid at the rate of ₹ 481 per MT for crude oil and cess is fixed at the rate of ₹ 900 per MT; pursuant to extension of Ravva PSC from October 28, 2019, royalty is paid at 10% of Well head value on crude oil and cess is paid at the rate of 20.0% ad-Valorem on crude oil. Royalty on natural gas is 10.0% of well-head value of gas (typically 9% of natural gas revenue). Sales tax payments stand at 2.0% (central sales tax) or 5.0% (value added tax) on crude oil and 14.5% on natural gas.

For the Cambay block, the entire royalty and cess payments are made by ONGC and are not cost recoverable. We only participate in the payment of NCCD at the rate of ₹ 50 per mt and Basic Excise Duty (“BED”) is paid at the rate of ₹ 1 per mt. Sales tax payments (central sales tax) are made at a rate of 2.0% on crude oil and 15.0% (value added tax) on natural gas.

Our royalties in Zinc International business are as follows:

•	3.0% of sale value of the products for Skorpion;

•

7.0% of turnover for BMM. The royalty rate applied on the turnover is 0.5% if the adjusted earnings before interest and tax (“adjusted EBIT”) is negative, and in the event the adjusted EBIT is positive, the royalty rate applied on the turnover is 0.5% plus the rate computed at 100/9 times the adjusted EBIT upon turnover. In any event, the maximum royalty rate is capped at 7.0%

Tax Incentives

Certain businesses of the Group within India are eligible for specified tax incentives. Most of such tax exemptions are relevant for the companies operating in India. These are briefly described as under:

(i)	The location based exemption

In order to boost industrial and economic development in undeveloped regions, provided certain conditions are met, profits of newly established undertakings located in certain areas in India may benefit from a tax holiday. Such a tax holiday works to exempt 100.0% of the profits for the first five years from the commencement of the tax holiday, and 30.0% of profits for the subsequent five years. This deduction is available only for units established up to March 31, 2012. However, such undertaking would continue to be subject to the Minimum Alternative tax (“MAT”). The Group has such types of undertakings at Haridwar and Pantnagar, which are part of HZL. In the current year, Pantnagar unit is eligible for deduction at 30.0% of taxable profits.

(ii)	Sectoral Benefit—Power Plants and Port Operations

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

(iii)	Sectoral benefit – Oil and gas

Provided certain conditions are met, profits of newly constructed industrial undertakings engaged in the oil and gas sector may benefit from a deduction of 100.0% of the profits of the undertaking for a period of seven consecutive years. This deduction is only available to blocks licensed prior to March 31, 2011. However, such businesses would continue to be subject to the MAT provisions. In the Group, Cairn India Limited (now Vedanta Limited—oil and gas business) and Cairn Energy Hydrocarbons Limited benefited from such deductions till March 31, 2016.

(iv)	Special Economic Zone – SEZ

Provided certain conditions are met, profits of newly established undertakings located in SEZ may benefit from a tax exemption. Such a tax exemptions works to 100.0% Income Tax exemption on export income for SEZ units under Section 10AA of the Income Tax Act for first 5 years, 50.0% for next 5 years thereafter and 50.0% of the ploughed back export profit for next 5 years.

(v)	Investment Allowance under Section 32 AC of the Income Tax Act

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

Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. In the course of preparing these financial statements, our management has made judgments, estimates and assumptions, that affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from these estimates under different assumptions and conditions. For a discussion of our significant accounting policies, see “Note 3 to the consolidated financial statements” included in this Annual Report. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods affected.

We believe the critical accounting estimates are those that are both important to reflect our financial condition and results and require difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

See “Note 3 (c): Significant accounting estimates and judgments” of Notes to the Consolidated Financial Statements for a detailed discussion on the critical accounting estimates

Results of Operations

Consolidated Statement of Profit or Loss

The following table is derived from our selected consolidated financial data and sets forth our historical operating results as a percentage of revenue for the periods indicated:

	For the year Ended March 31,
	2018	2019	2020
	(in percentages)
Consolidated Statement of Profit or Loss:
Revenue	100.0%	100.0%	100.0%
Cost of sales	(72.7%)	(80.1%)	(99.3%)

Gross profit	27.3%	19.9%	0.7%
Other operating income	1.0%	1.7%	1.2%
Distribution expenses	(1.7%)	(1.9%)	(2.2%)
Administration expenses	(2.6%)	(3.8%)	(4.5%)

Operating profit	24.0%	16.0%	(4.8%)
Investment and other income	3.4%	3.5%	3.1%
Finance and other costs	(14.9%)	(6.5%)	(6.5%)

Profit/(loss) before taxes	12.5%	13.0%	(8.2%)
Income tax expense	(7.3%)	(4.6%)	3.2%
Profit/(loss) for the year	5.2%	8.4%	(5.0%)
Profit attributable to:
Equity holders of the parent	1.5%	5.5%	(7.3%)
Non-controlling interest	3.7%	2.9%	2.3%

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

	2018		2019		2020
Region	(₹ in million)	% of revenue	(₹ in million)	% of revenue	(₹ in million)	(US dollars in million)	% of revenue
India	525,562	57.8%	591,599	65.1%	542,256	7,193	64.9%
China	83,871	9.2%	37,868	4.2%	26,942	357	3.2%
UAE	34,567	3.8%	10,150	1.1%	8,201	109	1.0%
Malaysia	53,092	5.8%	48,657	5.4%	76,479	1,014	9.2%
Others(1)	212,457	23.4%	220,738	24.3%	181,568	2,409	21.7%

Total	909,549	100.0%	909,012	100.0%	835,446	11,082	100.0%

Notes:

(1)

Other markets primarily include Indonesia, Italy, Mexico, Netherlands, Norway, Oman, Qatar, South Korea, Spain, Singapore, Saudi Arabia, Switzerland, South Africa, Sweden, Taiwan, Turkey, UK, UAE, and USA.

Customer Concentration

The following table sets forth for the periods indicated:

•	the percentage of our revenue accounted for by our 10 largest customers on a consolidated basis; and

•	for each of our segments, the percentage of the revenue of such business accounted for by the 10 largest customers of such business

Particulars	Year Ended March 31,
	2018	2019	2020
	(In percentage)
Consolidated	28.0%	34.7%	35.3%
Zinc – India	35.5%	30.6%	39.3%
Zinc – International	87.3%	77.8%	96.0%
Oil and Gas	99.1%	98.4%	98.9%
Iron Ore	44.0%	42.7%	45.4%
Copper	57.8%	45.5%	40.6%
Aluminium	50.1%	48.8%	50.8%
Power	94.1%	99.6%	98.9%
Steel	0.0%	32.8%	34.5%

No single customer accounted for 10.0% or more of our revenue on a consolidated basis in fiscal year 2018, 2019 and 2020.

Comparison of years ended March 31, 2019 and March 31, 2020

Revenue and Operating Profit

Consolidated

Revenue decreased from ₹ 909,012 million in fiscal year 2019 to ₹ 835,446 ($ 11,082 million) in fiscal year 2020, a decrease of ₹ 73,566 million or 8.1%. Revenue decreased in fiscal year 2020, mainly due to subdued commodity prices, lower volume at Zinc India and Oil & Gas business and lower power sales at TSPL, partially offset by higher volume at Aluminium business, additional volumes from Gamsberg operations and higher sales at Iron Ore Karnataka & Steel business and rupee depreciation.

Operating profit decreased from ₹ 145,216 million in fiscal year 2019 to operating loss of ₹ 39,934 million ($ 529 million) in fiscal year 2020, a decrease of ₹ 185,150 million.

The decrease in operating profit in fiscal year 2020, was primarily due to decrease in revenue as stated above, increase in cost of production at Zinc businesses and Oil & Gas business partially offset by easing out of input commodity inflation, improved cost of production at Aluminium business, past exploration cost recovery at Oil & Gas business and rupee depreciation and

a)

higher depreciation charge during the fiscal year 2020 primarily on account of higher charge at Oil & Gas business due to capitalisation of new wells partially offset by lower production; higher depreciation charge at Zinc India on account of higher ore production, additional capitalisation and increase in amortization rate due to increase in cost; higher charge at Zinc international due to increased production from Gamsberg and acquisitions of Steel business in June 2018.

b)

Exceptional losses for fiscal year 2020 was at ₹ 148,411 million ($ 1,968 million) which mainly include impairment charge ₹ 148,022 million ($ 1,963 million) relating to property, plant and equipment and exploration assets at Oil & Gas of ₹ 135,031 million ($ 1,791 million), Copper ₹ 6,692 million ($ 89 million), Avanstarte Inc. (“ASI”) of ₹ 5,098 million ($ 68 million) and provisions on iron ore business assets of ₹ 1,201 million ($ 16 million) and claims and receivables written off at Copper ₹ 521 million ($ 7 million), Fujairah Gold ₹ 1,507 million ($ 20 million), and Zinc international ₹ 42 million ($ 1 million) partially offset by RPO liability reversal of ₹ 1,681 million ($ 22 million) at aluminium pertaining to previous years based on revision of liability pursuant to Odisha Electricity Regulatory Commission notification.

Contributing factors to our consolidated operating profit/ (loss) were as follows:

•

Cost of sales increased from ₹ 727,832 million in fiscal year 2019 to ₹ 829,461 million ($ 11,002 million) in fiscal year 2020, an increase of ₹ 101,629 million, or 14.0%. The increase is primarily due to increase in production volume at Gamsberg, additional volume from Steel business, higher cost of production at Zinc India and Oil & Gas business, impairment charge ₹ 146,821 million ($ 1,947 million) as explained above and higher depreciation charge on manufacturing assets during the year partially offset by deflation in commodity prices of alumina, coke, coal and other major consumables, past exploration cost recovery at Oil & Gas, true up of RPO liability at Aluminum business ₹ 1,681 million ($ 22 million) and rupee depreciation.

•

Other operating income decreased from ₹ 15,468 million in fiscal year 2019 to ₹ 9,863 million ($ 131 million) in fiscal year 2020, a decrease of ₹ 5,605 million or 36.2%. The decrease was primarily on account of Zinc dust, Zinc oxide and other Assets sale (mainly dump truck) recognised at Zinc India business during Fiscal year 2019 and write back of liability pursuant to settlement agreement with a contractor at BALCO in fiscal year 2019, one time write back of royalty and related service tax at Iron ore business in fiscal year 2019, lower export incentives at Aluminum business and Zinc India business on account of lower export sales during the fiscal year 2020, partially offset by gain recognised from sale of assets at MALCO, reversal of decommissioning provision estimates at Skorpion mine pursuant to decrease in mine closure liability

•

Distribution expenses increased from ₹ 17,069 million in fiscal year 2019 to ₹ 18,205 million ($ 241 million) in fiscal year 2020, an increase of ₹ 1,136 million or 6.7%. As a result, distribution expense as a percentage of revenue increased from 1.9% in fiscal year 2019 to 2.2% in fiscal year 2020. The increase was primarily due to increase in sales volume at Iron Ore business, increase in Gamsberg volume from 17kt to 108kt and increase due to annual inflation in distribution cost and exchange rate impacting the dollar linked shipping cost which was partially offset by decrease in port to destination expense and decrease in domestic freight charges and decrease in distribution cost on account of change in export mix, higher export made to Asian countries as compared to fiscal year 2019 at Aluminum business, increase in railway fright at VGCB and MVPL on account of additional provision related to All Indian Engine Charges (AIECH) pertaining to previous years freight disputes with railways and VPT (Vishakhapatnam port trust).

•

Administration expenses increased from ₹ 34,363 million in fiscal year 2019 to ₹ 37,577 million ($ 498 million) in fiscal year 2020, an increase of ₹ 3,214 million, or 9.4%. As a result, administration expenses as a percentage of revenue increased from 3.8% in fiscal year 2019 to 4.5% in fiscal year 2020. The increase was primarily higher depreciation charge on admin assets during the year, discounting charges of ONGC receivable at Oil & Gas business, higher administrative expenses at Gamsberg as it commenced operations in March 2019, higher administrative and O&M charges at Steel business as acquired in June 2018, higher management/brand fees charges, higher rates, taxes and legal expenses, impairment charge recognised at iron ore business (IOB) of ₹ 1,201 million ($ 16 million) partially offset by capitalization of grass root exploration expenses, lower administrative personnel expense allocation and lower performance pay expense, lower consultancy & professional charges such as Mckinsey and AT Kearney at Zinc India, Aluminum and Oil & Gas business, lower rent expense during the fiscal year 2020 at Oil & Gas and ASI business.

Zinc India

Revenue in the Zinc India segment decreased from ₹ 206,562 million in fiscal year 2019 to ₹ 181,590 million ($ 2,409 million) in fiscal year 2020, a decrease of ₹ 24,972 million, or 12.1%. This decrease was primarily driven by lower metal prices and lower volume of metal on account of Covid-19 related lockdown and low grades at Kayad and Sindesar Khurd mines in H1 FY2020 and silver which was also as compared previous year due to Covid-19 related lockdown, lower lead production in Q2 & Q3 due to temporary operational issues at Dariba smelters and lower silver grades which was partially offset by higher silver prices and rupee depreciation. The share of mined metal production from underground mines increased to 100.0% in fiscal year 2019. Rampura Agucha mine achieved 53.6%, Zawar mine 13.7% and RD Mine 4.9% and Sindesar Khurd 27.8% mined metal production in fiscal year 2020. Specifically:

•

Zinc ingot production decreased from 696,283 tons in fiscal year 2019 to 688,286 tons in fiscal year 2020, a decrease of 1.15% due to nationwide lockdown. Zinc ingot sale also decreased in line with the lower production from 694,141 tons in fiscal year 2019 to 680,017 tons in fiscal year 2020, a decrease of 2.03%.

•

Zinc ingot sales in the domestic market declined from 512,893 tons in fiscal year 2019 to 486,311 tons in fiscal year 2020. Our domestic sales as a percentage of total sales decreased from 74.0% in fiscal year 2019 to 72.0% in fiscal year 2020 primarily due to covid-19 related lockdown in March 2020. However, we always endeavor to sell large quantities of our products domestically, where we receive an Indian market premium. Our export sales increased from 181,248 tons of zinc in fiscal year 2019 to 193,706 tons of zinc in fiscal year 2020, an increase of 7.0%.

•	The daily average zinc cash settlement price on the LME decreased from $ 2,743 per ton in fiscal year 2019 to $ 2,402 per ton in fiscal year 2020, a decrease of 12.4%.

•

Lead ingot production decreased from 197,838 tons in fiscal year 2019 to 181,370 tons in fiscal year 2020, a decrease of 8.3% due to nationwide lockdown. Lead ingot sales decreased from 197,661 tons in fiscal year 2019 to 179,663 tons in fiscal year 2020, a decrease of 9.1%, is in line of decrease in production.

•	The daily average lead cash settlement price on the LME decreased from $ 2,121 per ton in fiscal year 2019 to $ 1,952 per ton in fiscal year 2020, a decrease of 8.0%

•

Silver ingot production decreased from 679,183 kilograms in fiscal year 2019 to 609,808 kilograms in fiscal year 2020, a decrease of 10.2% on account of due to Covid-19 related lockdown, lower lead production in Q2 & Q3 due to temporary operational issues and lower silver grades Sindesar Khurd mine. In line with production, Sale of silver ingots decreased from 676,173 kilograms in fiscal year 2019 to 586,387 kilograms in fiscal year 2020, a decrease of 13.3%.

•	The daily average silver London Bullion Market Association prices increased from $ 15.4 per ounce in fiscal year 2019 to $ 16.5 per ounce in fiscal year 2020, an increase of 7.4%.

Operating profit in the Zinc India segment decreased from ₹ 87,227 million in fiscal year 2019 to ₹ 64,530 million ($ 856 million) in fiscal year 2020, a decrease of ₹ 22,697 million, or 26.0%, whereas operating margin also decreased from 42.2% in fiscal year 2019 to 35.5% in fiscal year 2020. Operating profit was negatively affected by lower revenue as explained above and higher costs of production majorly driven by higher mine development expense, lower volume resulted by lower grades, higher cement prices, and higher electricity duty on captive power plants However, these were marginally offset by, lower coal cost & rupee depreciation.

An increase in depreciation by ₹ 3,842 million in fiscal year 2020 as compared to fiscal year 2019 due to higher ore production during the current fiscal year & capitalization of Shaft & mining equipment’s.

Zinc International

Revenue from external customers in the Zinc International segment increased from ₹ 27,383 million in fiscal year 2019 to ₹ 31,275 million ($ 415 million) in fiscal year 2020, an increase of ₹ 3,892 million or 14.2%. The increase in revenue was primarily due to higher sales volume from Gamsberg partially offset by lower commodity prices of zinc, lead and copper. Specifically:

•

Production of refined zinc metal at Skorpion registered increased from 65,948 tons in fiscal year 2019 to 66,967 tons in fiscal year 2020, an increase of 1,019 tons or 1.5%. Production was predominantly impacted by a multiple bench slope failure of approximately 400kt material on the western pushback of the open pit on May 9 2019 and further in January 2020 by a wedge failure which extended the old slope failure to south area of mine. Therefore, it was decided to put the mine under care and maintenance, while studies continue to look feasible ways to make the pit safe for mining options which would allow for the extraction of the remainder of the accessible ore.

•

Production of zinc metal in concentrate from the BMM mines increased from 27,558 tons in fiscal year 2019 to 27,943 tons in fiscal year 2020, an increase of 385 tons or 1.4%. Production of lead metal in concentrate increased from 37,354 tons to 37,628 tons, an increase of 274 tons or 0.7%. This overall increase in mined metal production was primarily due to higher recoveries in spite of reduction in grades from the mine.

•

Gamsberg operation which was commissioned in FY2019 continued to ramp up well in FY2020. Production of Zinc metal in concentrate from Gamsberg stood at 107,949 tons vs 17,128 tons produced in FY2019. Mining has fully ramped up to 4 Mtpa capacity and ~1.8 Mt of healthy ore stockpile has been built ahead of plant.

•	The daily average zinc cash settlement price on the LME decreased from $ 2,743 per ton in fiscal year 2019 to $ 2,402 per ton in fiscal year 2020, a decrease of 12.4%.

•	The daily average lead cash settlement price on the LME decreased from $ 2,121 per ton in fiscal year 2019 to $ 1,952 per ton in fiscal year 2020, a decrease of 8.0%

Operating profit in the Zinc International segment decreased from ₹ 2,675 million in fiscal year 2019 to operating loss of ₹ 2,573 million ($ 34 million) in fiscal year 2020, an decrease of ₹ 5,248 million or 196.2%, largely on account of lower metal prices partially offset by higher production volumes driving down the cost of production, lower oxide consumption, Sulphur efficiencies at Skorpion and local currency depreciation.

Operating margin decreased from 9.8% in fiscal year 2019 to negative 8.2% in fiscal year 2020.

Oil and Gas Business

Revenue from external customers in the oil and gas segment decreased from to ₹ 132,228 million in fiscal year 2019 to ₹ 126,608 million ($1,679 million) in fiscal year 2020, a decrease of ₹ 5,620 million or 4.3%. The decrease in revenue was primarily contributed by lower Brent price realisation which was marginally offset by increase in Entitlement Interest (“EI”) sale. Specifically:

•	The daily average Brent oil price realisation decreased from $ 66.1 per boe, in fiscal year 2019 to $ 59.4 per boe, in fiscal year 2020, a decrease of 10.1%,

•	Entitlement interest sales increased from 79,049 boepd in fiscal year 2019 to 85,700 boepd in fiscal year 2020 an increase of 6,651 boepd or 8.4%

Operating profit in the oil and gas segment decreased from ₹ 36,467 million in fiscal year 2019 to operating loss of ₹ 102,425 million ($ 1,359 million) in fiscal year 2020, a decrease of ₹ 138,892 million. The decrease in operating profit was primarily due to impairment recognition of ₹ 135,031 million ($ 1,791 million) primarily includes a) impairment charge relating to Rajasthan Oil & Gas block triggered by the significant fall in the crude oil prices which includes impairment charge against oil and gas producing facilities and exploration intangible assets under development, b) impairment charge relating to KG-ONN-2003/1 block mainly due to reduction in crude price forecast and c) impairment charge relating to exploration block KG-OSN-2009/3 where Group had represented to DGH to grant a 12-month excusable delay along with unfettered and unrestricted access to the block. Based on the said representation, the DGH granted an extension of upto December 4, 2020.

Iron Ore

Revenue from external customers increased from ₹ 29,033 million in fiscal year 2019 to ₹ 34,500 million ($ 458 million) in fiscal year 2020, an increase of ₹ 5,467 million, or 18.8%. The increase was mainly due twofold increase in sales volume at Karnataka partially offset by lower pig iron prices during the year. Specifically:

•

Saleable iron ore production was flat at 4.4 million tons in fiscal year 2020. Sales in fiscal year 2020 were 5.8 million tons, 125% higher year on year due to an increase in production and stock liquidation at Karnataka by 1.6 wet million tons. At Goa, mining was brought to a halt pursuant to the Supreme Court judgement dated February 7, 2018 directing all companies in Goa to stop mining operations with effect from March 16, 2018. We continue to engage with the Government for a resumption of mining operations. With the order of Central Empowered Committee (Supreme Court appointed body) in March, 2020. The annual mining capacity has been increased upto 5.89 MTPA. In line with this the Govt. of Karnataka allocated the production quantity of 4.82 wet million tons for the current year fiscal year 2020 onwards.

•

The production of pig iron was less by 1.0% from 685,659 tons in fiscal year 2019 to 680,785 tons in the fiscal year 2020 and the production of metallurgical coke was 476,710 tons in fiscal year 2019 to 434,270 tons in fiscal year 2020, a decrease by 9.0%. Due to nationwide lockdown imposed by Central government because of COVID 19 pandemic, we lost approximately 20,000 tons at of pig iron production at Value Added business in month of March.

Operating profit in the iron ore segment increased from ₹ 3,866 million in fiscal year 2019 to operating profit of ₹ 4,698 million ($ 62 million) in fiscal year 2020, an increase of ₹ 832 million. The increase is primarily due to higher sales volume at Iron Ore Karnataka partially offset by impairment of ₹ 1,201 million ($ 16 million) on Iron ore financial asset due to an ongoing legal dispute relating to title of the land.

Steel

Revenue from external customer in the steel segment increased from ₹ 41,955 million in fiscal year 2019 (10 months from June 1, 2018) to ₹ 42,827 million ($ 568 million) in fiscal year 2020, an increase of ₹ 872 million or 2.1%.in fiscal year 2020. Fiscal year 2020 has been a healthy year for ESL with highest ever production. Specifically:

•

Pig iron production increased from 141,549 tons in fiscal year 2019 to 167,305 tons in fiscal year 2020, an increase of 25,756 tons or 18.2%. The increase was mainly due to higher pig iron demand. The sale of pig iron increased from 141,686 tons in fiscal year 2019 to 157,596 tons in fiscal year 2020, an increase of 15,910 tons or 11.2%. The increase in sales was in line with production.

•

Saleable Billet production has reduced from 39,478 tons in fiscal year 2019 to 27,456 tons in fiscal year 2020, a decrease by 12,022 tons or 30.5%. This reduction was due to higher focus on production of value added products i.e. TMT bar, Wire Rod and DI pipe. The sale of billet decreased from 31,831 tons in fiscal year 2019 to 22,460 tons in fiscal year 2020, a decrease by 9,371 tons or 29.4%. The decrease in sale was in line of production.

•

TMT production depicted an increase from 441,251 tons in fiscal year 2019 to 468,396 tons in fiscal year 2020. TMT recorded an increase by 27,145 tons or 6.2%. The increase was majorly due to higher billet availability and higher focus over VAP%. The sale of TMT increased from 442,144 tons in fiscal year 2019 to 453,806 tons in fiscal year 2020, an increase by 11,662 tons or 2.6%. The increase was in line of increased production and continued focus on value added products.

•

Wire rod production reduced from 426,873 tons in fiscal year 2019 to 412,948 tons in fiscal year 2020, a reduction by 13,925 tons or 3.3%. . Wire rod sale reduced from 421,188 tons in fiscal year 2019 to 402,242tons in fiscal year 2020, a reduction by 18,946 tons or 4.5% mainly driven by reduced Wire Rod demand.

•

The production of DI pipe grew by 3.2% from 149,946 ton in fiscal year 2019 to 154,721 ton in fiscal year 2020. The sale of DI pipe reduced from 147,731 ton in fiscal year 2019 to 143,258 ton in fiscal year 2020 a reduction by 4,474 tons or 3.0% driven by weak DI pipe demand.

Operating profit in steel segment decreased from ₹ 5,965 million in fiscal year 2019 to ₹ 3,452 million ($46 million) in fiscal year 2020.

Average sales realization decreased 13% year on year from $ 572 per ton in FY2019 to $ 495 per ton in fiscal year 2020. Prices of iron and steel are influenced by several macro-economic factors. However, despite fall of prices in steel market, ESL’s pricing remained competitive in Indian market as a primary producer of steel. Even though the NSR dipped by $ 77 per ton, we were able to maintain our EBITDA margin at $ 78 per ton for the year (against $ 115 per ton in FY2019) through better control over costs and operational efficiencies.

Copper

Revenue from external customers decreased from ₹ 107,390 million in fiscal year 2019 to ₹ 90,517 million ($ 1,201 million) in fiscal year 2020, a decrease of ₹ 16,873 million, or 15.7%. The decrease was primarily on account of decrease in copper concentrate sale, lower copper volume production and falling Copper LME prices. Specifically:

•

Copper cathode production decreased from 89,517 tons in fiscal year 2019 to 77,490 tons in fiscal year 2020, a decrease by 13.4%. The production was lower due to non-availability of customized anodes from the open market. Copper cathode sales decreased from 6,169 tons in fiscal year 2019 to 2,461 tons in fiscal year 2020, a decrease by 60.0%. The decrease in sale was in line with production.

•

Production of copper rods decreased from 111,197 tons in fiscal year 2019 to 100,219 tons in fiscal year 2020, a decrease of 9.9%. Copper rod sales decreased from 109,805 tons in fiscal year 2019 to 98,158 tons in fiscal year 2020, a decrease of 11.0% in line with the decrease in production.

•

Sales of copper in the Indian market decreased from 112,826 tons in fiscal year 2019 to 98,555 tons in fiscal year 2020, a decrease of 13.0% and our exports decreased from 3,148 tons in fiscal year 2019 to 2,064 tons in fiscal year 2020, a decrease by 13%. Our domestic sales as a percentage of total sales increased from 97.3% in fiscal year 2019 to 97.9% in fiscal year 2020.

•	Daily average copper cash settlement price on the LME decreased from $ 6,337 per ton in fiscal year 2019 to $ 5,855 per ton in fiscal year 2020, an decreased of 7.6%

Operating loss in the copper segment increased from ₹ 3,786 million in fiscal year 2019 to operating loss of ₹ 13,085 million ($ 174 million) in fiscal year 2020, an increase of ₹ 9,299 million. The increase in operating loss was mainly due to lower Copper LME prices, lower volume and impairment recognition of ₹ 6,692 million ($ 89 million) at copper business on CWIP & capital advance balances in relation to the 4TLPA expansion plant where project activities for are on halt since May 2018 and claims and receivable written off at Copper ₹ 521 million ($ 7 million) and ₹ 1,507 million ($ 20 million) at Fujairah Gold.

Aluminium

Revenue from external customers in the aluminium segment decreased from ₹ 292,080 million in fiscal year 2019 to ₹ 265,445 million ($ 3,521 million) in fiscal year 2020, a decrease of ₹ 26,635 million, or 9.1%, driven primarily by falling LME Aluminium prices.

•

Aluminium production decreased from 1,959,015 tons in fiscal year 2019 to 1,903,981 tons in fiscal year 2020, a decrease of 2.8%. Production of value-added products decreased from 41.8% in fiscal year 2019 to 36.7% in fiscal year 2020.

•	Aluminium sales increased from 1,915,557 tons in fiscal year 2019 to 1,922,430 tons in fiscal year 2020, a slight increase of 0.4%

•

Sales of aluminium ingots increased from 1,105,350 tons in fiscal year 2019 to 1,166,639 tons in fiscal year 2020, an increase of 5.5%. This includes Primary Foundry Alloys (PFA) and Alloy Ingot volumes.

•	Wire rod sales decreased by 11.3% from 367,252 tons in fiscal year 2019 to 325,801 tons in fiscal year 2020

•	Billets sale decreased by 7.1% from 372,950 tons in fiscal year 2019 to 346,324 tons in fiscal year 2020

•	Slabs was introduced as a product in fiscal year 2019 clocking a sales volume of 10,214 tons and we have grown its sales to 25,704 tons in fiscal year 2020.

•	Rolled product sales grew from 25,867 tons in fiscal year 2019 to 27,250 tons in fiscal year 2020, an increase by 5.3%

•	Hot metal sales during fiscal year 2020 were 30,712 tons, down by 9.5% from 33,924 tons in fiscal year 2019

•

Aluminium sales in the domestic market increased from 616,513 tons in fiscal year 2019 to 624,915 tons in fiscal year 2020, marginally increased by 1.2%. Our aluminium exports decreased from 1,299,044 tons in fiscal year 2019 to 1,298,516 tons in fiscal year 2020, which is flat year on year.

•	The daily average aluminium cash settlement price on the LME decreased from $ 2,035 per ton in fiscal year 2019 to $ 1,749 per ton in fiscal year 2020, down by 14%.

Operating profit in the aluminium segment decreased from ₹ 5,481 million in fiscal year 2019 to ₹ 4,434 million ($59 million) in fiscal year 2020, a decrease of ₹ 1,047 million or 19.1%. The decrease in operating profit was primarily due to a mix of factors across falling LME Aluminium prices and higher depreciation charge partially offset by improved hot metal cost of production, depreciating rupee and gain of ₹ 1,681 million ($ 22 million) on account of true-up of RPO (Renewable Power Obligations) liabilities.

Power

Revenue from external customers in the power segment decreased from ₹ 64,559 million in fiscal year 2019 to ₹ 58,599 million ($ 777 million) in fiscal year 2020, a decrease of ₹ 5,960 million or 9.2%. Power sales decreased from 13,517 million units in fiscal year 2019 to 11,162 million units in fiscal year 2020, a decrease of 17.4%. The fiscal year 2020 was a significant year for the Talwandi Sabo (TSPL) power plant, where we achieved plant availability of 91.3%. The plant load factor (PLF) at BALCO were also higher on account of better coal availability. Malco power plant is under care and maintenance since May 26, 2017 due to low demand in southern India.

•

Talwandi Sabo power plant, operated at record 91.3% plant availability in fiscal year 2020. It supplied 8,223 million units of power in fiscal year 2020 as compared to 9,858 million units of power in fiscal year 2019 to the Punjab State Power Corporation Ltd. (PSPCL). TSPL’s PPA with PSEB compensates it based on the availability of the plant.

•	The Jharsuguda 600 MW power plant operated at a lower Plant Load Factor (PLF) of 11.0% during fiscal year 2020, as compared to 15.0% in fiscal year 2019.

•	At BALCO, the 300 MW IPP unit of the 1,200MW power plant operated at PLF of 71.0% in fiscal year 2020, higher as compared to 53.0% in fiscal year 2019 on account of better coal availability.

•	The average power realization increased from ₹ 3.4 per unit in fiscal year 2019 to ₹ 3.6 per unit in fiscal year 2020, a marginal increase of 9% (excluding power from TSPL 1980 MW power plant).

•

Cost of generation at the power business (excluding power from the TSPL 1980 MW power plant) decreased from ₹ 2.9 per unit in fiscal year 2019 to ₹ 2.5 in fiscal year 2020, a decrease of 16% on account of improved linkage realisation.

•

The average power realization at Talwandi Sabo power plant decreased from ₹ 4.1 per unit in fiscal year 2019 to ₹ 3.7 per unit and cost of generation decreased from ₹ 3.1 per unit in fiscal year 2019 to ₹ 2.7 per unit in fiscal year 2020, a decrease of 13.0%.

Operating profit in the power segment increased from ₹ 9,306 million in fiscal year 2019 to ₹ 10,789 million ($ 143 million) in fiscal year 2020, an increase of ₹ 1,483 million or 15.9%, mainly due to lower cost of production due to improved coal prices and supply in the domestic market which resulted in higher linkage materialisation. During fiscal year 2020, Operating margin increased from 14.4% in fiscal year 2019 to 18.4 % in fiscal year 2020.

TSPL realized ₹ 10,020 million ($ 133 million) from PSPCL on account of GCV matter resolution basis Hon’ble Supreme Court of India order.

Other

Operating loss in our other business segments increased from ₹ 138 million in fiscal year 2019 to ₹ 8,618 million ($ 114 million) in fiscal year 2020, driven by lower sales volume, and impairment charge on assets amounting ₹ 5,098 million ($ 68 million) recognised during the fiscal year 2020 at Avanstrate Inc. (“ASI”) which operate in glass substrate business.

Investment and Other income

Investment and other income decreased from ₹ 31,540 million in fiscal year 2019 to ₹ 25,714 million ($ 341 million) in fiscal year 2020, a decrease of ₹ 5,826 million or 18.5%, mainly due to to mark to market loss on a treasury investment made by Vedanta’s overseas subsidiary through a purchase of an economic interest in a structured investment in Anglo American Plc from its ultimate parent, Volcan Investments Limited and one-time reclassification from other comprehensive income to profit and loss account at Zinc India during FY2019 which was partially offset by Mark to Market gain on other investment during the year.

Finance costs

Finance costs decreased from ₹ 59,026 million in fiscal year 2019 to ₹ 54,557 million ($ 724 million) by ₹ 4,469 million or 7.6% in fiscal year 2020.

This decrease is mainly on account of decrease in average borrowing due to repayment of debt at Vedanta Standalone, TSPL, BALCO and temporary borrowings at Zinc India, repayment of preference shares at CIHL in FY2019 and lower average borrowing cost in line with market trends.

The proportion of Indian Rupee borrowings is 87.0% and USD borrowing are 13.0% in fiscal year 2020 in comparison to 8.0% in fiscal year 2019.

Tax expense

Tax expense decreased from ₹ 41,501 million in fiscal year 2019 to tax credit of ₹ 26,677 million ($ 354 million) in fiscal year 2020. Our effective income tax rate, calculated as tax expense divided by our profit or loss before taxes, was 39.3% in fiscal year 2020 as compared to 35.3% in fiscal year 2019. The effective tax rate has increased by 4% which is driven by change in profit mix and tax recognized on distributable reserves of / dividend from subsidiary. The normalized ETR is 33% (excluding tax on undistributed reserves of HZL- ₹ 15,816 million, tax on dividend from CIHL- ₹ 3,715 million, new tax regime impact- ₹ (16,512) million and tax on exceptional items of ₹ (55,470) million compared to 26% due to PBT mix within entities and primarily on account of increase of 5% in weightage of CEHC which is taxable at higher rate of 43.68%

Non-controlling interest

On account of above-mentioned factors, profit for the year decreased from ₹ 76,229 million in fiscal year 2019 to loss of ₹ 42,100 million ($ 558 million) in fiscal year 2020, a decrease of ₹ 1,18,329 million.

Profit attributable to non-controlling interest decreased from ₹ 26,454 million in fiscal year 2019 to ₹ 19,148 million ($ 254 million) in fiscal year 2020, a decrease of ₹ 7,306 million or 27.6%.

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

Contributing factors to our consolidated operating profit/ (loss) were as follows:

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

Zinc India

Revenue in the Zinc India segment decreased from ₹ 216,136 million in fiscal year 2018 to ₹ 206,562 million ($ 2,988 million) in fiscal year 2019, a decrease of ₹ 9,574 million, or 4.4%. This decrease was primarily driven by lower metal prices and zinc volume which was partially offset by higher lead and silver volumes and rupee depreciation. The share of mined metal production from underground mines increased to 100.0%. Rampura Agucha mine achieved 57.0%, Zawar mine 40.0% and RD Mine 20.0% and Sindesar Khurd 15.0% higher production in fiscal year 2019 along with better silver grades. Consequently, our silver production has also benefitted from higher volumes from this mine and recorded integrated production of 21.8 million ounces, with 22.0% increase year-on-year. Specifically:

•

Zinc ingot production decreased from 791,461 tons in fiscal year 2018 to 696,283 tons in fiscal year 2019, a decrease of 12.0%. This decrease was primarily due to lower zinc mined metal availability during the year as underground mines ramped up to make up for the closure of open—cast operation and the higher lead ratio in ore. Zinc ingot sale also decreased in line with the lower production from 792,691 tons in fiscal year 2018 to 694,141 tons in fiscal year 2019, a decrease of 12.4%.

•

Zinc ingot sales in the domestic market declined marginally from 514,511 tons in fiscal year 2018 to 512,893 tons in fiscal year 2019. Our domestic sales as a percentage of total sales increased from 65.0% in fiscal year 2018 to 74.0% in fiscal year 2019.We endeavor to sell large quantities of our products domestically, where we receive an Indian market premium. Our export sales declined from 278,180 tons of zinc in fiscal year 2018 to 181,248 tons of zinc in fiscal year 2019, a decrease of 35.0%.

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

•

Silver ingot production increased from 557,517 kilograms in fiscal year 2018 to 679,183 kilograms in fiscal year 2019, an increase of 218% on account of higher sliver grade and lead higher production from Sindesar Khurd mine. Sale of silver ingots increased from 557,539 kilograms in fiscal year 2018 to 676,173 kilograms in fiscal year 2019, an increase of 21.3% in line with silver production.

•	The daily average silver London Bullion Market Association prices decreased from $ 16.9 per ounce in fiscal year 2018 to $ 15.4 per ounce in fiscal year 2019, a decrease of 8.9%.

Operating profit in the Zinc India segment decreased from ₹ 109,980 million in fiscal year 2018 to ₹ 87,227 million ($ 1,262 million) in fiscal year 2019, a decrease of ₹ 22,753 million, or 20.7%, whereas operating margin also decreased from 50.9% in fiscal year 2018 to 42.2% in fiscal year 2019.Operating profit was negatively affected higher costs of production majorly driven by input commodity inflation, lower zinc volumes and lower metal prices. However, these were marginally offset by rupee depreciation and higher lead metal and silver volume.

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

Zinc International

Revenue from external customers in the Zinc International segment decreased from ₹ 34,458 million in fiscal year 2018 to ₹ 27,383 million ($ 396 million) in fiscal year 2019, a decrease of ₹ 7,075 million or 20.5%. The decrease in revenue was primarily due to lower sales volume and lower commodity prices of zinc and lead. Specifically:

•

Production of refined zinc metal at Skorpion registered decrease from 84,215 tons in fiscal year 2018 to 65,948 tons in fiscal year 2019, a decrease of 18,267 tons or 21.7%. This was primarily due to the planned shutdown of the acid plant during Q1 Fiscal year 2019 and lower than planned zinc grades. Furthermore, the mining business partner’s employees embarked on an illegal strike from February 22 to March 6, 2019.The employees cited unresolved labor matters with their employer. The strike action lasted 14 days and had a severe negative impact on mining activities and the lead time to re-establish mining operations. This resulted in the depletion of run of mine ore inventory, with the consequent effect of a temporary closure of the refinery while re-establishing mining buffers. The operations restarted in second half of April, 2019.

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

Iron Ore

Revenue from external customers decreased from ₹ 31,035 million in fiscal year 2018 to ₹ 29,033 million ($ 420 million) in fiscal year 2019, a decrease of ₹ 2002 million, or 6.4%. The decrease was primarily due to lower sales volume at Iron Ore Mines in Goa due to halt of mining operations partially offset by increase in sales volume at Karnataka, pig iron volume and its prices during the year. Specifically:

•

Saleable iron ore production decreased from 7.1 million tons in fiscal year 2018 to 4.4 million tons in fiscal year 2019, a decrease of 2.7 million tons was primarily due to ban of mining operation in Goa. The Supreme Court through its judgement dated February 7, 2018 have directed all companies in Goa to stop mining operations with effect from March 16, 2018. This was partially offset by higher production at Karnataka 4.1 million tons in line with the allocated environmental clearance limits. The Supreme Court had increased the mining cap in Karnataka from 30 to 35 million ton and accordingly our mining cap limit had been increased from 2.3 to 4.5 million ton in May 2018.

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

Average net sales realization increased from ₹ 32,850 per ton in fiscal year 2018 to ₹ 40,000 per ton in fiscal year 2019. Steel prices witnessed a downfall in last quarter of fiscal year 2019 due to lower steel demand driven by liquidity crunch in the market. However, despite fall of prices in steel market, ESL’s pricing remained competitive in Indian market as a primary producer of steel.

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

Operating profit in the aluminium segment decreased from ₹ 7,069 million in fiscal year 2018 to ₹ 5,481 million ($79 million) in fiscal year 2019, a decrease of ₹ 1,588 million or 22.5%. The decrease in operating profit was primarily due to higher input commodity inflation (primarily imported alumina and carbon), higher power cost due to disruptions in domestic coal supply from Coal India resulting procurement of coal and power from alternate sources at higher prices partially offset by higher production volume and rupee depreciation.

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

•

At BALCO, the 600 MW IPP unit of the 1200MW power plant operated at PLF of 53.0% in fiscal year 2019, 44.0% in fiscal year 2018. We have received an order dated January 1, 2019 from CSERC for the conversion of 300MW capacity from an Independent power plant (IPP) to a Captive power plant (CPP).

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

Tax expense

Tax expense decreased from ₹ 66,426 million in fiscal year 2018 to ₹ 41,501 million ($ 600 million) in fiscal year 2019. Our effective income tax rate, calculated as tax expense divided by our profit or loss before taxes, was 58.4% in fiscal year 2018 as compared to 35.3% in fiscal year 2019. The effective tax rate has decreased by 23.2% which is driven by change in profit mix and DDT on dividends declared by subsidiaries

Non-controlling interest

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

B. Liquidity and Capital Resources

The following table is derived from our selected consolidated financial data and sets forth our cash flow for fiscal years 2016, 2017, 2018, 2019 and 2020:

	For the Year Ended March 31,
Particulars	2016	2017	2018	2019	2020	2020
	(₹ in millions)					($ in millions)
Net cash provided by (used in):
Operating activities	107,352	212,105	348,407	208,420	182,393	2,420
Investing activities	(42,613)	(79,910)	(52,153)	(133,147)	(116,866)	(1,551)
Financing activities	(52,714)	(49,123)	(357,144)	(45,643)	(87,356)	(1,159)

Liquidity

As of March 31, 2020, we had cash and short term investments (excluding restricted cash and cash equivalents) totaling ₹ 377,808 million ($ 5,011 million), and near-term debt redemption obligations of ₹ 101,851 million ($ 1,351 million), and we had, on a standalone basis, cash and short term investments (excluding restricted cash and cash equivalents) totaling ₹ 49,534 million ($ 657 million). We expect that our current cash, short term investments and our cash flows from operations together with refinancing of some of our debt will be our principal sources of cash to satisfy our capital requirements for the next few years.

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

Ministry of Environment, Forest and Climate Change revised emission norms for Coal based Thermal Power Plants (TPPs) in India vide its notification in December 2015. Most of the Company’s operations are complying with revised emission norms on the emission parameters like Particulate Matter (PM), Mercury, NOx etc. but compliance with sulphur dioxide emission norms is a challenge. Installation of FGD is required at all the Company’s Thermal Power Plants (TPP) to meet sulphur dioxide emission norms including captive Coal based Thermal Power Plants. The timelines for sulphur dioxide emission norms compliance is June 2020 for captive power plants at our Jharsuguda, Lanjigarh & BALCO facilities. The Independent Power plants of BALCO & Jharsuguda are required to comply with the norms by September 2021 and March 2022 respectively. We have been working with the relevant government authorities at state and national level, in addition to potential suppliers and business partners to evaluate the best techno-commercial options over the past year. We have had multiple correspondences with regulatory agencies to update on the progress in this regard. We have issued the Letter of Intent for installation of FGD to competent bidders for our Jharsuguda, Lanjigarh & BALCO captive power facilities.

The timeline for FGD installation at TSPL was December 2019. TSPL had issued LoI on SEPCO before this deadline. Earlier, TSPL had filed a petition before Punjab State Electricity Regulatory Commission (“PSERC”) for approval of MoEF&CC notification as change in law and compensate it for increase in cost due to installation and operation of FGD. The hearing was completed at Appellate Tribunal of Electricity (“APTEL”) and the Judgement was reserved. The Government of Punjab has written to the concerned authorities for extending the timelines for Punjab power plants till December 2022 to implement FGD. The Punjab Pollution Control Board (“PPCB”) issued Show cause Notice (SCN) on November 21, 2019, following which TSPL made a representation to Chairman, PPCB on November 28, 2019. PPCB has since disposed the notice and has forwarded TSPL’s request letter for time extension to Central Pollution Control Board (“CPCB”) till December 2022 and for further direction. CPCB issued SCN on January 31, 2020 for which TSPL submitted their detailed response to CPCB and representation was made to Chairman, CPCB on February 5, 2020 along with IIT Kanpur study report carried out by TSPL showing negligible contribution of its operation on Delhi’s particulate air pollution. The CPCB response is awaited on the same. Meanwhile, CPCB has imposed a nominal fine of ₹ 1.8 million per month per unit for all the plants till they install FGD. Recently, APTEL vide order dated August 28, 2020 has approved the said notification including installation and operation of FGD and associated system for Sulphur Dioxide (“SO2”) emissions as well as installation and operation of SNCR and/or any other appropriate technology for Nitrogen Oxied (“NOx”) emissions as a change in law event as per the PPA. It has further stated that TSPL is entitled for additional expenditure for installation and operation of FGD and associated systems including all allied cost like taxes, duties etc. as a part of Additional Capital Cost to be incurred by TSPL and has directed the Commission to devise a mechanism for payment of above mentioned costs and other expenses in relation to procurement, installation, commissioning, operation and maintenance of FGD for SO2 as approved by the concerned authority, after prudence check. While similar fine might be imposed by CPCB to the CPP including ours which were to comply with the timeline of June 2020, we are yet to receive any communication from CPCB on the same.

Our business is heavily dependent on plant and machinery for the production of our copper, zinc, oil and gas, iron ore and aluminium products, as well as investments in our mining and exploration operations and our commercial power generation business. Investments to maintain and expand production facilities are, accordingly, an important priority and have a significant effect on our cash flows and future results of operations. Our capital expenditures in fiscal year 2018, 2019 and 2020 were ₹ 72,749 million, ₹ 89,754 and ₹ 78,227 million ($ 1,038 million), respectively, largely due to our capacity expansion and new projects across our oil and gas, copper, zinc, aluminium and power businesses.

HZL has expansion projects in the amount of approximately ₹ 122,100 million ($ 1,620 million) to be spent on the expansion of its existing underground mines together with the development of the underground mine at Rampura Agucha, expansion of Sindesar Khurd, Zawar, Rajpura Dariba and Kayad mines. As of March 31, 2020, ₹ 105,270 million ($ 1,396 million) has been spent on the expansion projects. Based on a long-term evaluation of assets and in consultation with global experts, the Company is evaluating plans to increase its mined metal capacity from 1.2 mtpa to 1.5 mtpa. The Board has approved the Phase I of this expansion which will increase mined metal and smelting capacity from 1.2 mtpa to 1.35 mtpa through brownfield expansion of existing mines at an estimated capital expenditure of around ₹ 45,000 million ($ 597 million).

We commenced exploration campaigns in Rajasthan in our oil and gas business to test prospective reserves. To unlock the potential of the prospective reserves, we are carrying out exploration drilling, seismic activities construction activities and studies. The estimated cost of this project for joint operation partners is $ 816 million and the corresponding capital expenditure spent on the exploration campaign as of March 31, 2020, is $ 707 million.

We have ongoing projects set up on the existing producing fields at Mangala, Bhagyam and Aishwariya which approximately amounts to $ 5,665 million for joint operation partners. The plan involves ramping up or sustaining the production from all the fields for which additional wells and related surface facilities are being drilled and constructed. Further, we continue to focus on infrastructure creation and prudent reservoir management for water flood and enhanced oil recovery implementation. As of March 31, 2020, $ 4,316 million was spent on the ongoing projects at Mangala, Bhagyam and Aishwariya.

We planned to upgrade the existing Raageshwari gas terminal to provide increased capacity and also to unlock the opportunities in Mangala and Aishwariya Barmer hill development by investing $ 804 million by the joint operation partners. We are also looking at the options to construct a new gas pipeline to monetize the additional gas potential in the block. As of March 31, 2020 $ 508 million has been spent.

We have ₹ 44,240 million ($ 587 million) of ongoing expansion projects to set up a 400,000 tpa copper smelter plant. Specifically, the proposed capacity expansion at Tuticorin had been delayed since December 2009 due to a writ petition filed before the High Court of Madras which has been dismissed by an order dated April 28, 2016. We legitimately expect necessary approvals for setting up the project. We received environmental clearance from MoEF&CC in May 2015 and a consent to establish from TNPCB for the smelter in November 2016 and we are in the process of restarting the project activities for the copper smelter plant. In December 2017, we restarted the construction activities of the proposed expansion project and the same were in progress. In the meantime, the Madurai Bench of the High Court of Madras in a Public Interest Litigation filed against the MoEF&CC, State Industries Promotion Corporation of Tamil Nadu (SIPCOT) and us, held vide its order dated May 23, 2018 that the application for renewal of the Environmental Clearance for the Expansion Project shall be processed after a mandatory public hearing and the said application shall be decided by the competent authority on or before September 23, 2018. In the interim, the High Court ordered us to cease construction and all other activities on site for the proposed Expansion Project with immediate effect. The MoEF&CC has delisted the expansion project since the matter is sub judice. Separately, SIPCOT vide its letter dated 29 May 2018, cancelled 342.22 acres of the land allotted for the proposed Expansion Project. Further the TNPCB issued orders on 07 June 2018 directing the withdrawal of the Consent to Establish which is valid till 31 March 2023. We would be taking appropriate legal measures to address the matters. We have incurred ₹ 10,564 million ($ 140 million) on these ongoing expansions as of March 31, 2020.

The company has approached Madras High Court by way of writ petition challenging the cancellation of lease deeds by SIPCOT pursuant to which an interim stay has been granted. The company has also filed Appeals before the TNPCB Appellate Authority challenging withdrawal of CTE by the TNPCB, the matter is pending for adjudication.

BALCO has set up a 325,000 tpa aluminium smelter and 1,200 MW power facility at an estimated cost of ₹ 107,500 million ($ 1,426 million) which uses pre-baked technology from the Guiyang Aluminium Magnesium Design & Research Institute, or GAMI, of China.

The first metal tapping from the 325,000 tpa aluminium smelter started in fiscal year 2015, and commercial production started during fiscal year 2015. The capital expenditure spent on these projects as of March 31, 2020 is ₹ 100,251 million ($ 1,330 million).

Initially in 2008, we planned to expand our alumina refining capacity at Lanjigarh to 6 mtpa and constructing an associated 210 MW captive power plant. The expansion of the alumina refinery and related mining operations in and around the Niyamgiri was put on hold in October 20, 2010, when the MoEF&CC directed us to hold from further expansion. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information – Legal Proceedings” for details. Currently, the project has been resumed to increase the refinery capacity to reach up to a capacity of 6 mtpa in stages. As of March 31, 2020, we spent ₹ 49,474 million ($ 656 million) on the Lanjigarh expansion project (up to 6 mtpa) including other auxiliaries. The estimated project cost of ₹ 115,780 million ($ 1,536 million).

We had estimated of investing ₹ 145,000 million ($ 1,923 million) to set up a second 1,250,000 tpa aluminium smelter at Jharsuguda. As of March 31, 2020, we have already spent ₹ 146,394.95 million ($ 1,942 million) on this project.

The first 660 MW and second 660 MW unit of the Talwandi Sabo power plant were capitalized in fiscal year 2015 and 2016 respectively. The third 660 MW unit was capitalized on September 1, 2016 after successfully completing trial runs. As of March 31, 2020, ₹ 116,837 million ($ 1,550 million) was spent on this project.

We have scheduled repayment of borrowings during fiscal year 2021, outstanding at the end of fiscal year 2020, denominated in a mix of Indian Rupees and US dollars of ₹ 205,537 million ($ 2,726 million) and ₹ 9,512 million ($ 126 million), respectively. We plan to finance our capital expenditures and our loan repayment obligations out of our cash flows from operations and financing activities. Our failure to make planned expenditures could adversely affect our ability to maintain or enhance our competitive position and develop higher margin products.

Consistent with our strategy to consolidate our ownership interests in our key subsidiaries, we had exercised the second call option to acquire the GoI’s remaining ownership interest in HZL although the exercise is currently subject to dispute. See “Item 4. Information on the Company—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO” for more information. The option value will be the fair market value determined by an independent appraiser, and will entail significant capital requirements. Based solely on the market price of HZL’s shares on the NSE on August 14, 2020 of ₹ 230.85 ($ 3.08) per share, and not including the other factors that the independent appraiser may consider, one possible estimation of the exercise price to acquire all of the GoI’s 1,247,950,590 shares in HZL would be ₹ 288,089 million ($ 3,848 million). If the GoI sells its remaining ownership interest in HZL through a public offer, we may look into alternative means of increasing our ownership interest in HZL.

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

We have consistently paid dividends including tax on dividend amounting to ₹ 163,651 million in fiscal year 2018, ₹ 106,953 million in fiscal year 2019 and ₹ 14,441 ($ 192) million in fiscal year 2020.

Capital Resources

We plan to finance our capital requirements through a mix of cash flows from operating and financing activities. We do not depend on off-balance sheet financing arrangements. We believe that our working capital requirements can be sufficiently funded through our internal accruals and undrawn line of credit.

Comparison of Years Ended March 31, 2019 and March 31, 2020

Net Cash from Operating Activities

Net cash from operating activities was ₹ 182,393 million ($2,420 million) in fiscal year 2020 compared to net cash from operating activities of ₹ 208,420 million in fiscal year 2019, a decrease of ₹ 26,027 million. The net decrease in cash from operating activities was primarily due to the following reasons:

•	net proceeds of short term investments was ₹ 49,870 million ($ 661 million) in fiscal year 2020 compared to net proceeds of short term investments of ₹ 18,296 million in fiscal year 2019.

•	the cash used from operating assets and liabilities (working capital) in fiscal year 2020 was ₹ 23,822 million ($ 314 million) compared to cash generated of ₹ 32,790 million in fiscal year 2019.

•	interest received was ₹ 9,401 million ($ 125 million) in fiscal year 2020 compared to inflow of ₹ 8,868 million in fiscal year 2019.

•	dividend received was ₹ 181 million ($ 2 million) in fiscal year 2020 compared to inflow of ₹ 306 million in fiscal year 2019.

We believe our current working capital is sufficient for our present capital requirements.

Net Cash Used in Investing Activities

Net cash used in investing activities was ₹ 116,866 million ($ 1,551 million) in fiscal year 2020 as compared to net cash used of ₹ 133,147 million in fiscal year 2019. The net cash used in investing activities in fiscal year 2020 was lower primarily due to:

•	lower cash used towards acquisition of property, plant and equipment of ₹ 78,227 million ($ 1,038 million) in fiscal year 2020 as compared to ₹ 89,754 million in fiscal year 2019.

•	net cash inflow on account of structured investments was ₹ 26,420 million ($ 350 million) in fiscal year 2020 as compared to cash outflow of ₹ 18,152 million in fiscal year 2019.

•	net cash outflow on account of short-term deposits was ₹ 66,265 million ($ 879 million) in fiscal year 2020 as compared to cash inflow of ₹ 24,191 million in fiscal year 2019

•	net cash outflow on account of acquisition of business was ₹ 335 million ($ 4 million) in fiscal year 2020 as compared to net cash outflow of ₹ 50,750 million in fiscal year 2019.

Net Cash used in Financing Activities

Net cash used in financing activities was ₹ 87,356 million ($ 1,159 million) in fiscal year 2020 and ₹ 45,643 million in fiscal year 2019, primarily on account of:

•

net cash inflow from long-term and short-term debts (other than working capital and related party debt) was ₹ 23,804 million ($ 316 million) in fiscal year 2020 as compared to cash inflow of ₹ 81,972 million in fiscal year 2019.

•

net cash outflow for payment of dividend (including deemed dividend and payment of dividend by subsidiaries to non-controlling interests) of ₹ 14,441 million ($ 192 million) in fiscal year 2020 as compared to ₹ 106,953 million in fiscal year 2019.

•	net cash outflow from working capital loans was ₹ 113,658 million ($ 1,508 million) in fiscal year 2020 as compared to cash outflow of ₹ 6,265 million in fiscal year 2019.

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

Net Cash Used in Investing Activities

Net cash used in investing activities was ₹ 133,147 million ($ 1,925 million) in fiscal year 2019 as compared to net cash used of ₹ 52,153 million in fiscal year 2018. The net cash used in investing activities in fiscal year 2019 was higher primarily due to:

•	higher cash used towards acquisition of property, plant and equipment of ₹ 89,754 million ($ 1,298 million) in fiscal year 2019 as compared to ₹ 72,749 million in fiscal year 2018.

•	net cash outflow on account of available for sale investments was ₹ 18,152 million ($ 262 million) in fiscal year 2019 as compared to nil in fiscal year 2018.

•	net cash inflow on account of short-term deposits was ₹ 24,191 million ($ 350 million) in fiscal year 2019 as compared to cash inflow of ₹ 24,582 million in fiscal year 2018.

•	net cash outflow on account of acquisition of subsidiary was ₹ 50,750 million ($ 734 million) in fiscal year 2019 as compared to net cash outflow of ₹ 8,585 million in fiscal year 2018.

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

Outstanding Loans

See “Note 22: Borrowings” of Notes to the Consolidated Financial Statements.

Export Obligations

See “Note 33: Commitments, guarantees, contingencies and other disclosures—Export Obligations” of Notes to the Consolidated Financial Statements.

Guarantees

See “Note 33: Commitments, guarantees, contingencies and other disclosures—Guarantees” of Notes to the Consolidated Financial Statements.

Capital Expenditure and Commitments

Our principal financing requirements primarily include:

•	capital expenditures, towards expansion of capacities in existing businesses including modernization of facilities;

•	the establishment of our planned commercial power generation business;

•	consolidation of our ownership in our various subsidiaries; and

•	acquisition’s of complementary businesses that we determine to be attractive opportunities.

The following table shows our capital expenditures in fiscal years 2018, 2019 and 2020:

Particulars	For Year Ended March 31,
	2018	2019	2020	2020
	(in millions)			(US dollars in millions)
Capital Expenditure	72,749	89,754	78,227	1,038

Capital Commitments

See “Note 33: Commitments, guarantees, contingencies and other disclosures” of Notes to the Consolidated Financial Statements for disclosures on capital commitments.

Contingencies

See “Note 33: Commitments, guarantees, contingencies and other disclosures” of Notes to the Consolidated Financial Statements for disclosure on contingent liabilities.

Off-Balance Sheet Arrangements

See “Note 33: Commitments, guarantees, contingencies and other disclosures” of Notes to the Consolidated Financial Statements for disclosure on off-Balance Sheet arrangements.

Contractual Obligations

The following table sets out our total future commitments to settle contractual obligations as of March 31, 2020:

	Payment Due by Period (in millions)
									More than
Contractual obligations	Total		Less than 1 Year		1-3 Years		3-5 Years		5 Years
	(₹)	($)	(₹)	($)	(₹)	($)	(₹)	($)	(₹)	($)
Bank loans and borrowings	580,750	7,703	212,374	2,817	203,417	2,698	73,492	975	91,467	1,213
Interest commitments(1)	134,976	1,791	47,686	633	41,410	549	21,980	292	23,900	317
Other non-current liabilities(2)	301,880	4,004	288,065	3,821	12,736	169	402	5	677	9
Capital commitments	164,195	2,178	75,871	1,006	29,915	397	58,409	775	—	—

Total	1,181,801	15,676	623,996	8,277	287,478	3,813	1,54,283	2,047	116,044	1,539

(1)

Interest payments for long-term fixed rate debts have been calculated based on applicable rates and payment dates. Interest payments on floating rate debt have been calculated based on the payment dates and rates as applicable on March 31, 2020 for each relevant debt instrument.

(2)	Other non-current liabilities consist of security deposits and retentions.

Our total future commitments to settle contractual obligations as of March 31, 2020 were ₹ 1,181,801 million ($ 15,676 million), representing a ₹ 111,585 million decrease as compared to our total future commitments to settle contractual obligations as of March 31, 2019.

Net defined benefit liability relating to post retirement benefit obligations recorded in accordance with IAS 19 - Employee Benefits is included in Note 27 in Item 18 in this Annual Report. Refer to “Note 27 in Item 18 in this Annual Report” for further details.

Safe Harbor

See “Special note regarding forward-looking statements”

Foreign exchange effects

See “Note 25: Financial instruments - Financial risk - Foreign exchange risk” of Notes to the Consolidated Financial Statements.

Recently issued accounting pronouncements

See “Note 3 (b): Application of new and revised standards” of Notes to the Consolidated Financial Statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our board of directors consists of eight directors.

The following table sets forth the name, age and position of each of our chairman, directors, other executive officers and significant employees as of the date hereof:

Name#	Age	Position

Anil Agarwal(1)	67	Non-Executive Chairman

Directors
Navin Agarwal(2)	59	Executive Vice-Chairman and Whole Time Director*
Lalita D. Gupte(3)	71	Non-Executive Independent Director
Krishnamurthi Venkataramanan(4)	75	Non-Executive Independent Director
Priya Agarwal(5)	30	Non-Executive Non – Independent Director
Upendra Kumar Sinha(6)	68	Non-Executive Independent Director
Mahendra Kumar Sharma(7)	73	Non-Executive Independent Director
GR Arun Kumar(8)	49	Whole Time Director* and Chief Financial Officer

Other Executive Officers
Sunil Duggal	58	Chief Executive Officer
Sharad Kumar Gargiya	47	Chief Commercial Officer
Madhu Srivastava	46	Group Chief Human Resources Officer
Dilip Golani	54	Director, Management Assurance Services
James Cartwright	47	Head- Investor Relations
Andrew Lewin	60	Head, Health, Safety, Environment and Sustainability
Anup Agarwal	47	Senior Vice President, Corporate Finance
Roma Balwani	61	Director, Communications and Brand
Dhiraj Nayyar	44	Director, Economics and Policy
Vineet Bose	43	Corporate Counsel and Head- Legal (HZL)
Leena Verenkar	49	Head- Corporate Social responsibility
Anand Laxshmivarahan R	42	Group Chief Digital Officer (Interim)

Significant Employees

Zinc India
Arun Misra	55	Chief Executive Officer, HZL
Swayam Saurabh	42	Chief Financial Officer, HZL

Zinc International
Laxman Shekhawat	52	Anchor, Zinc International Division and CMT
Pushpender Singla	38	Chief Financial Officer, Zinc International Division and CMT

Oil and Gas
Vivek Rathi	47	Deputy Chief Financial Officer, Oil and Gas Business

Iron Ore
Sauvick Mazumdar	49	Interim Chief Executive Officer, Iron Ore Business
Navin Kumar Jaju	38	Chief Financial Officer, Iron Ore Business

Copper
Pankaj Kumar	52	Chief Executive Officer, Copper Operations at Tuticorin and Silvassa
Anand Soni	40	Chief Financial Officer, Copper Operations at Tuticorin and Silvassa

Aluminium and Power
Ajay Kapur	54	Chief Executive Officer, Aluminium and Power
Chhavi Nath Singh	59	Chief Executive Officer, Aluminium Jharsuguda
Abhijit Pati	56	Chief Executive Officer and Whole-time Director, BALCO
Vikas Sharma	56	Chief Executive Officer and Whole-time Director, TSPL
Rahul Sharma	47	Chief Executive Officer (Acting), Alumina Business
Sonam Donkar	40	Chief Financial Officer, Aluminium Business

Steel
Pankaj Malhan	48	Chief Executive Officer, ESL
Mahesh Iyer	41	Chief Financial Officer, ESL

*

A “Whole Time Director” is a director who is in whole-time employment of the Company. A Whole-Time Key Managerial Personnel cannot hold office in more than one company except in its subsidiary company.

#	Notes
(a)	Ravi Kant ceased to be an independent director on the Board from close of business hours on May 31, 2019, on completion of his second and final term.
(b)

Mr. Aman Mehta was appointed as Independent Director on Board for a term of three years effective from May 17, 2017 till May 16, 2020. He ceased to be Independent Director on the Board close of business hours on May 16, 2020 on completion of his term.

(c)

Mr. Tarun Jain was appointed as Whole-time Director with effect from April 1, 2014 and was reappointed with effect from April 1, 2018 till March 31, 2019. He was appointed as Non-Executive Director with effect from April 1, 2019 till March 31, 2020 which was approved by the shareholders at the Annual General Meeting held on July 11, 2019. Tarun Jain ceased to be Non-Executive Director on board with effect from April 1, 2020 on completion of his term.

(d)

Srinivasan Venkatakrishnan was appointed as Whole-Time Director designated as Chief Executive Officer effective from March 1, 2019 to August 31, 2021 which was approved by the shareholders of the company at the Annual General Meeting held on July 11, 2019. Srinivasan Venkatakrishnan ceased to be Chief Executive Officer and Whole Time Director on the board from close of business hours on April 5, 2020 pursuant to his resignation.

(1)

Anil Agarwal was appointed as the Chairman Emeritus of our Company with effect from April 1, 2014 and ceased to be a member of the Board with effect from April 1, 2014. Subsequently, at the Board Meeting held on March 27, 2020, he has been appointed as an additional Non-Executive Director designated as Chairman of the Company with effect from April 1, 2020 subject to shareholders approval at the ensuing Annual General Meeting. He is member of Nomination & Remuneration Committee effective from May 27, 2020.

(2)

Navin Agarwal was appointed as an Executive Chairman with effect from April 1, 2014. Navin Agarwal was appointed as Whole Time Director with effect from August 17, 2013 to July 31, 2018 and further reappointed with effect from August 1, 2018 upto July 31, 2023. Subsequently, he has been re-designated as Executive Vice—Chairman of the Company with effect from April 1, 2020 and ceases to be a member of the Nomination and Remuneration Committee with effect from April 1, 2020. He is permanent invitee of the Nomination and Remuneration Committee with effect from May 27, 2020.

(3)

Lalita D. Gupte was appointed as a Non-Executive Director in casual vacancy with effect from March 29, 2014 as an Independent Director. She was appointed as an Independent Director for a period of three years with effect from January 29, 2015 to January 28, 2018 and was further re-appointed as an Independent Director for a second and final term effective January 29, 2018 to August 10, 2021. Lalita D. Gupte is the Chairperson of the Audit Committee and subsequent to the merger of the Risk Management Committee with the Audit Committee, effective from June 6, 2020, she became the chairperson of the Audit & Risk Management Committee. She continues to be the Chairperson of the Stakeholders Relationship Committee and is a member of the Nomination and Remuneration Committee.

(4)

Krishnamurthi Venkataramanan was appointed as a Non-Executive Independent Director with effect from April 1, 2017. He was appointed as an Additional Director and Independent Director for a term of three years with effect from April 1, 2017 to March 31, 2020 and further reappointed for second and final term of one year effective from April 1, 2020 till March 31, 2021 which was approved by the shareholders through postal ballot on December 6, 2019 including his continuation of Directorship beyond the age of 75 years in his current tenure. As on date, Krishnamurthi Venkataramanan is a member of the Stakeholders Relationship Committee and Corporate Social Responsibility Committee and also the Chairperson of Sustainability Committee.

(5)

Priya Agarwal was appointed as a Non-Executive Non – Independent Director with effect from May 17, 2017. She was appointed as a Non-Independent Director for a term of three years effective as of May 17, 2017 to May 16, 2020 and further reappointed for a term of three years effective from May 17, 2020 till May 16, 2023 subject to shareholders approval at the ensuing Annual General Meeting. As on date, Priya Agarwal is a member of the Corporate Social Responsibility Committee.

(6)

Upendra Kumar Sinha was appointed as a Non-Executive Independent Director with effect from March 13, 2018 till August 10, 2021 which was approved by the shareholders at the Annual General Meeting held on August 24, 2018. Upendra Kumar Sinha is a member of the Audit Committee and subsequent to the merger of the Risk Management Committee with the Audit Committee, effective June 6, 2020, he continues to be a member of Audit & Risk Management Committee, Corporate Social Responsibility Committee, Stakeholders Relationship Committee and Sustainability Committee. He is also the member of Nomination & Remuneration Committee effective from May 27, 2020. .

(7)

Mahendra Kumar Sharma was appointed as Non-Executive Independent Director with effect from June 1, 2019 till May 3, 2022 which was approved by the shareholders of the company at the Annual General Meeting held on July 11, 2019. Mahendra Kumar Sharma is a member of the Audit Committee and subsequent to the merger of the Risk Management Committee with the Audit Committee, effective from June 6, 2020, he continues to be a member of the Audit & Risk Management Committee. He was a member of the Nomination and Remuneration Committee and effective May 27, 2020, he was appointed as Chairperson of the said Committee and continues to be the Chairperson of Corporate Social Responsibility Committee.

(8)

GR Arun Kumar was appointed as Chief Financial Officer with effect from October 1, 2016. He was appointed as a Whole Time Director with effect from November 22, 2016 till November 21, 2019. GR Arun Kumar was reappointed as Whole Time Director designated as Chief Financial Officer of the Company with effect from November 22, 2019 till November 21, 2021 which is subject to shareholders approval at the ensuing Annual General Meeting. As on date, GR Arun Kumar is a member of the Stakeholders Relationship Committee.

Non-Executive Chairman

–

Anil Agarwal, who founded the Vedanta group in 1976 was appointed as our Chairman Emeritus with effect from April 1, 2014 and effective April 1, 2020 has been appointed as Non-Executive Chairman of the Company. Anil Agarwal is the Founder and Chairman of Vedanta Resources Limited, a company which has grown its annual revenues from $ 1 million to over $ 15 billion in the past decade. Vedanta group has invested over $ 30 billion in India and South Africa on organic growth projects. He has over 4 decades of entrepreneurial and business experience. He shaped the Vedanta Group’s strategic vision and now plays the role of chief mentor to a talent pool of over 100,000 direct and indirect employees. Under his leadership the Vedanta Group has achieved tremendous success, the Group got its first big break in 1986, and over the years, it has achieved tremendous growth both organically and through value – generating mergers and acquisitions, creating a world-class diversified portfolio of large, structurally low-cost assets in oil and gas, zinc, silver, copper, iron ore, aluminium and steel. Vedanta Limited is the only major natural resources company in the entire Indian subcontinent. In the last 9 years, Vedanta has contributed more than $ 41.7 billion to the exchequer and currently contributes 1% to India’s GDP. His vision for the company and the country is deeply interlinked, he is a strong advocate of reducing import dependency by increasing domestic production of resources that are abundantly available in our eco – system, while maintaining the best environmental standards. The underlying fact behind his conviction is that domestic production will create millions of jobs, save precious foreign exchange, build technological capital and push India towards mass development. He places considerable focus on safety and sustainable development for the benefit of the surrounding communities. He created the philanthropic arm of the Group – The Vedanta Foundation, with a deep – seated belief that businesses must give back to the society and help them prosper. He has generously pledged 75% of his wealth for social good. He initiated the Nandghar project which will transform the lives of over 100 million women and children by providing them holistic development opportunities. Similarly, there are many initiatives pertaining to medical care, sports, agriculture, nature conservation and more which are being undertaken under the guidance and direction of Anil Agarwal. Anil Agarwal is also the executive chairman of Vedanta and a director of Sterlite Technologies Limited, Conclave PTC Limited and Anil Agarwal Foundation. He was previously Chairman and Managing Director of erstwhile Sterlite Industries India Limited until the expiration of his term in October 2004, and thereafter, he continued as Non-Executive Chairman until March 2014. Anil Agarwal was also the Chief Executive Officer of Vedanta from December 2003 to March 2005.

He has over 45 years of experience as an industrialist and has been instrumental in the growth and development of the Company since its inception. He is the son of Late Shri Dwarka Prasad Agarwal and is the brother of Navin Agarwal and father of Ms. Priya Agarwal. The business address of Anil Agarwal is 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400099, India.

Directors

–

Navin Agarwal has been with the Group since its inception and has four decades of strategic executive experience. Under his stewardship, Vedanta has enjoyed leadership position in all the major sectors in which it operates. Over the years, he has been instrumental in building a highly successful meritocratic organization, anchored by an extraordinary force of 100,000 employees. He spearheads our strategy through a mix of organic growth and value -generating acquisitions leading to Vedanta’s transformation into a globally diversified natural resources company. He is passionate about developing leadership talent and has been responsible for creating a culture of excellence at Vedanta through the application of advanced technologies and global best practices. He drives Vedanta’s unwavering commitment to the highest standards of corporate governance and engagement with key stakeholders. His vision is to gradually unlock the enormous potential of the natural resources sector and make it an engine of growth for India. The overarching vision of empowering the nation by achieving self – sufficiency in the resource sector remains close to his heart. In recognition of his exceptional distinction in the fields of business and entrepreneurship and contribution to the natural resources sector, he was conferred with the ‘Industrialist of the Year’ award by the Bombay Management Association for 2018. He is a fervent advocate of sustainable development and is committed to the empowerment of women and promotion of culture and sports. He has been the Executive Chairman of Vedanta Limited from April 1, 2014 till March 31, 2020 and with effect from April 1, 2020, he has been re – designated as Executive Vice – Chairman. He serves as Executive Vice Chairman of Vedanta and a non-executive director of HZL and Hare Krishna Packaging Private Limited. He has completed the Owner/President management program at Harvard University and holds a bachelor’s degree in commerce from Sydenham College, Mumbai, India. He is the son of Late Shri Dwarka Prasad Agarwal and is the brother of Anil Agarwal. The business address of Navin Agarwal is 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400099, India.

–

Lalita D. Gupte is one of our independent directors and was appointed to our Board with effect from March 29, 2014. She has more than three decades of experience in the financial sector and has held various leadership positions in diverse areas. She is the former Joint Managing Director of ICICI Bank and was the Chairperson of ICICI Venture Funds Management Company Limited until October 2016. She is presently Chairperson of ICICI Lombard General Insurance Company Limited and India Infradebt Limited and sits on other Boards. She holds a bachelor’s degree in economics (Hons.) and a master’s degree in management studies. She did her advanced management programme from INSEAD. She serves as a director on the board of several companies including Godrej Properties Limited, Bharat Forge Limited, TVS Motor Company Limited. The business address of Lalita D. Gupte is Mhaskar Building, 153 C Matunga, Sir Bhalchandra Road, Mumbai – 400019, Maharashtra, India.

–

Krishnamurthi Venkataramanan is one of our independent directors and was appointed to our Board with effect from April 1, 2017. He brings with him over four decades of experience and has also been Chief Executive Officer and Managing Director of Larsen & Toubro Limited (“L&T”) from April, 2012. Further, he has also served on the Board of Larsen & Toubro Limited from May 1999 until his retirement in September, 2015. He has spearheaded L&T in the world of Engineering & Construction (“E&C”), strengthened every aspect of Engineering, procurement and construction (“EPC”) value chain and transformed L&T to one of the respected names in the global EPC fraternity. He is a graduate in chemical engineering from Indian Institute of Technology, Delhi. He is also a distinguished alumni awardee from Indian Institute of Technology, Delhi. Krishnamurthi Venkataramanan also serves as a director on the boards of several companies including Kirloskar Pneumatic Company Limited, Nilkamal Limited, Larsen & Toubro Employees Welfare Foundation Private Limited and Larsen & Toubro Welfare Company Limited, and as a trustee in Larsen & Toubro Employee Welfare Foundation. The business address of Krishnamurthi Venkataramanan is 401 Varsha, Janki Kutir, Juhu, Mumbai – 400049, Maharashtra, India.

–

Priya Agarwal is one of our Non-Executive directors and was appointed to our Board with effect from May 17, 2017 and reappointed with effect from May 17, 2020. She brings with her experience in public relations with Ogilvy & Mather and in human resources with Korn Ferry International. She has done B.Sc. Psychology with Business Management from the University of Warwick in the UK. She anchors Corporate Social Responsibility, Public Relations & Communications for the Group. She holds a bachelor’s degree in science, psychology and business management from the University of Warwick in the UK. She is the daughter of Anil Agarwal. The business address of Priya Agarwal is 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400099, India.

–

Upendra Kumar Sinha is one of our Independent Directors and was appointed to our Board with effect from March 13, 2018. He has over three decades of experience and has served as the Chairman of SEBI from February 2011 to March 2017. He was instrumental in bringing about key capital market reforms. Under his leadership, SEBI introduced significant regulatory amendments to the various acts enhancing corporate governance and disclosure norms. Prior to joining the SEBI, he was the Chairman and Managing Director of UTI Asset Management Company Private Limited and has also worked for the Department of Economic Affairs under the Ministry of Finance, India. Upendra Kumar Sinha also serves as director on the boards of several companies including Saumitra Research & Consulting Private Limited, Havells India Limited, Housing Development Finance Corporation Limited, Max Healthcare Institute Limited and Aavishkaar Venture Management Services Private Limited and Member Advisory Board at Gaja Corporate Advisors Private Limited The business address of Upendra Kumar Sinha is K 94, 2nd Floor, Hauz Khas Enclave, New Delhi –110 016, India.

–

Mahendra Kumar Sharma is one of our independent directors and was appointed to our Board effective June 1, 2019. He has over four decades of experience. He retired in May 2007 as the Vice-Chairman of Hindustan Unilever Limited. As Vice Chairman he had responsibility for H.R, Legal & Secretarial, Corporate Affairs, Corporate Communications, Corporate Real Estate functions and new ventures, plantations and export businesses of the Company. He displays passion for ensuring highest standards of corporate governance and adherence to responsible and ethical conduct in all aspects of business operations. He holds Bachelor’s Degree in Arts and Bachelors of Law Degree from Canning College, University of Lucknow, completed Post Graduate Diploma in Personnel Management from Department of Business Management, University of Delhi and Diploma in Labour Laws from Indian Law Institute, Delhi. In 1999 he was nominated to attend Advance Management Programme at Harvard Business School. Mahendra Kumar Sharma served on the seven member committee constituted by the GoI for redrafting the Companies Act and was also a member of the Naresh Chandra Committee constituted by GoI which formulated norms for Corporate Governance in India. He is currently the Non-Executive Chairman and Independent Director of United Spirits Ltd. – Indian subsidiary of Diageo, Atria Convergence Technologies Ltd, (an unlisted public company) an Independent Director of Wipro Limited, Asian Paints Limited, The Anglo Scottish Education Society which runs the Cathedral & John Cannon School in South Mumbai and Non-Executive Non-Independent Director of Ambuja Cements Ltd. He also serves on the board of Gwalior Webbing Co. Private Limited, BIC Cello (India) Private Limited, East India Investment Co. Private Limited and Indian School of Business, Hyderabad and He is also the Chairman of Indian Cancer Society. The business address of Mahendra Kumar Sharma is Flat 192-A Wing, Centrum Towers, Barkat Ali Road, Near Wadala East, Mumbai – 400 037, India.

–

GR Arun Kumar is our Chief Financial Officer with effect from October 1, 2016 and was appointed as a member of the Board effective November 22, 2016. GR Arun Kumar has over 25 years of experience at global companies such as Hindustan Unilever and General Electric. Prior to his joining Vedanta, he was the Chief Financial Officer for General Electric’s Asia-Pacific Lighting & Appliances businesses based out of Shanghai. He is responsible for overall health of the balance sheet, driving performance in profit and cash, treasury, investor relations, credit ratings, tax, secretarial, controllership, recording & reporting and other key strategic matters from time to time. He is a Fellow Member of the Institute of Chartered Accountants of India. He is also on the board of Black Mountain Mining (Proprietary) Ltd, Sesa Community Development Foundation, Namzinc (Proprietary) Limited, Skorpion Mining Company (Proprietary) Limited, Vedanta Lisheen Mining Limited, Killoran Lisheen Mining Limited, Lisheen Milling Limited, Vedanta Exploration Ireland Limited, Sesa Resources Limited, Sesa Mining Corporation Limited, Copper Mines of Tasmania Pty Ltd,, Thalanga Copper Mines Pty Limited, Konkola Copper Mines, Plc, and Sterlite Iron and Steel Company Limited. GR Arun Kumar holds a bachelor’s degree in commerce from Loyola University, Chennai and is a fellow member of the Institute of Chartered Accountants of India. The business address of GR Arun Kumar is ASF Center, Tower B, 362-363, Jwala Mill Road, Phase IV, Udyog Vihar, Gurugram, Haryana 122016, India.

Executive Officers

–

Sunil Duggal is the Chief Executive Officer of Vedanta Limited effective from August 18, 2020. Prior to this, he was the Interim Chief Executive Officer of Vedanta Limited from April 6, 2020. He was appointed as the Chief Executive Officer and Whole Time Director of Hindustan Zinc Limited (HZL) in 2015. He had been associated with HZL since 2010 as executive director, and thereafter became Chief Operating Officer in 2012 and Deputy Chief Executive Officer in 2014. He is a result oriented professional with over 36 years of experience of leading high-performance teams and more than 20 years in leadership positions. He is known for his ability to calmly navigate through tough and challenging times, nurture and grow a business, evaluate opportunities and risks and successfully drive efficiency and productivity whilst reducing costs and inefficiencies and deliver innovative solutions to challenges. His thrust on adopting best-in-class mining and smelting techniques, state of art environment friendly technologies and mechanization, automation and digitalization of operational activities has added great value. He was born and brought up in Amritsar and comes from a humble background. His initial education is from DAV school, Amritsar and has an Electrical Engineering degree from Thapar Institute of Engineering and Technology, Patiala. He is an Alumni of International Institute for Management Development, Lausanne - Switzerland and the Indian Institute of Management, Kolkata, India. Prior to joining Vedanta he was working with Ambuja Cements Limited. He is serving as Vice Chairman of International Zinc Association, President of Federation of Indian Mineral Industries, and President of Indian Lead Zinc Development Association. Recently, he has been appointed as the Chair of Confederation of Indian Industry National Committee on Mining. The business address of Sunil Duggal is Hindustan Zinc Limited, Yashad Bhawan, Udaipur- 313 004, Rajasthan, India

–

Sharad Kumar Gargiya has been appointed as Chief Commercial Officer of Vedanta with effect from April 2020. He was appointed as Chief Commercial Officer of Hindustan Zinc Limited (HZL), a subsidiary of the Company in February 2019. He has been associated with Vedanta Group since October 1998 and has held key senior leadership roles in both finance and commercial functions across the group companies. He has been an integral part of the Group Ethics Committee since 2016 and an active member of Group insurance council for over 5 years. He is a versatile leader and has over 21 years of experience in leading high-performance teams, developing and executing strategic initiatives, driving business excellence, and cultural transformation. He has contributed significantly in unlocking the business value through his leadership and strategic roles at Telecom cable, Copper, Aluminum and Power business and Zinc. He is a result oriented professional and is extremely passionate about sustainability and resource productivity. He has a proven track record of adopting best-in-class technologies and processes to increase efficiencies and optimize cost with a focus on building automation and digitalization of operational activities. He believes defining ‘personal successes as his ability to make ‘others successful’. The business address of Sharad Kumar Gargiya is Hindustan Zinc Limited, Yashad Bhawan, Udaipur- 313 004, Rajasthan, India

–

Madhu Srivastava was appointed as the Chief Human Resources Officer of the Vedanta Group in December 2018. She has been associated with the Vedanta Group for more than seven years and in her earlier role, she was the Chief Human Resources Officer of the Vedanta Limited – oil and gas business and was leading the Talent Acquisition and Diversity and Inclusion functions for the Vedanta Group. Under her leadership, the Vedanta Group has put in place the right Human Resource policies, progressive people practices and frameworks for talent acquisition and talent management across Vedanta Group. She has more than 20 years of experience across human resource as well as sales, marketing and operations, spanning the Fast-Moving Consumer Goods (“FMCG”), telecom, Information Technology Enabled Service (“ITES”), Banking, financial services and insurance (“BFSI”) and natural resources industries. Madhu started her professional journey in 1999 with Godrej where she handled sales in Gujarat and Maharashtra and later moved to the Corporate Sales & Marketing role. Post working with companies like GE Capital and Reliance in operations and marketing profiles, she started her Human Resources journey in 2006 by joining Genpact as Assistant Vice President, Talent Acquisition where she led middle management hiring. She then went on to lead the recruitments for Citibank’s India operations as Vice President, Human Resource before joining the Vedanta Group in 2012. Madhu has completed her Post Graduate Diploma in Management (“PGDM”) in marketing and sales, from the Indian Institute of Management, Ahmedabad The business address of Madhu Srivastava is ASF Center, Tower B, 362-363, Jwala Mill Road, Phase IV, Udyog Vihar, Gurugram – 122016, Haryana, India.

–

Dilip Golani currently heads the Group’s Management Assurance Services function. He previously headed the sales and marketing division for HZL and the Group’s performance management function. Prior to joining the group in April 2000, Dilip Golani was a member of the Unilever corporate audit team responsible for auditing the Unilever group companies in Central Asia, Middle East and Africa region. Prior to that, he was responsible for managing operations and marketing functions for one of the exports businesses of Unilever India. He has over 30 years of experience and has previously worked with organizations such as Union Carbide India Limited and Ranbaxy Laboratories Limited. Dilip Golani holds a bachelor’s degree in Mechanical Engineering and has completed his post graduate studies in Industrial Engineering and Management from the National Institute of Industrial Engineering, Mumbai, India. The business address of Dilip Golani is 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400099, India.

–

James Cartwright was appointed Head of Investor Relations for Vedanta Group in October 2019. He is working towards enhancing the quality, depth and diversity of our shareholder base and investors to ensure optimum valuation for the company. James has 25 years of rich leadership experience in capital markets, specifically across natural resources including Oil and Gas, Utilities and handling of the Environmental, Social, and Governance (“ESG”) community. Prior to joining Vedanta, James was Managing Director of the Institutional Equities Division of Morgan Stanley. He has also worked with UBS Investment Bank and Merrill Lynch Europe. He holds Bachelor’s degree with Honours in Geology from Bristol University, England. The business address of James Cartwright is 30 Berkeley Square, London W1J 6EX, UK

–

Andrew Lewin joined us as Group Health, Safety, Environment and Sustainability Head in February 2020. He has over 32 years of experience within mining and oil and gas industries. Previously, he was Managing Director at Spectrum Risk Consulting, Australia. He has also held a number of senior roles at BHP Billiton, Newmont Mining Corporation and other companies across USA, Australia and UK with responsibility for health, safety, environment and sustainability assurance. He has done PhD in Chemistry from University of Waterloo and Postgraduate Diploma in Health and Safety from Aston University, England. He also holds M.Sc. degree in Physics from The University of Manchester, and a B. Sc. (Hons) degree in Chemistry from University of Bristol. The business address of Andrew Lewin is Hindustan Zinc Limited, Yashad Bhawan, Udaipur- 313 004, Rajasthan, India.

–

Anup Agarwal was appointed as the Senior Vice President of Corporate Finance in March 2018. Prior to this, he was the Chief Financial Officer of our copper operations in Tuticorin and Silvassa since January 2015. He has more than 22 years of post-qualification experience in the manufacturing industry and joined Vedanta group in 2002. He has handled various roles in our Group including leadership positions in finance verticals at BALCO, Jharsuguda and Talwandi Sabo Power Limited before moving to our copper operations in Tuticorin and Silvassa. Anup Agarwal is a bachelor of commerce from S. P. Mahavidyalaya, Bijainagar, Rajasthan, a member of the Institute of Chartered Accountants of India and the Institute of Cost and Works Accountants of India. The business address of Anup Agarwal is ASF Center, Tower B, 362-363, Jwala Mill Road, Phase IV, Udyog Vihar, Gurugram, Haryana 122016, India.

–

Roma Balwani was appointed as Director of Communications and Brand with effect from October 2019. Earlier she was Sr. Advisor since April 2019. Roma’s prior stint with Vedanta was as President- of Group Communications, Sustainability and Corporate Social Responsibility from April 2014 till August 2017. Prior to joining our company, she was Chief Communications Officer at Mahindra and Mahindra Limited. With over three decades of experience, she has won several Indian and International awards and accolades and she speaks at several Summits on Sustainable Development and Communications in India and overseas. She has the distinction of being included for 3 consecutive years in the Holmes Global Report, USA, a recognition in the Global Influence 100 listing of In-house Communicators. She is a Director of Cockerill Maintenance & Ingénierie – Flat Product Equipments (India) Limited (“CMI FPE Ltd.”), and the Indian subsidiary of the Belgian company CMI. Roma also chairs the CSR committee as a board member. She did graduation in economics from Mumbai University and post-graduation (Diploma) in marketing management from Sasmira’s Institute of Management Studies and Research, Mumbai and has completed executive management program at Harvard Business School, Massachusetts, USA. The business address of Roma Balwani is 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400099, India.

–

Dhiraj Nayyar was appointed as Director, Economics and Policy in October 2019. Prior to this, he was Chief Economist of Vedanta Limited since October 2018. Before joining Vedanta, he was Officer on Special Duty and Head, Economics, Finance and Commerce at NITI Aayog, GoI from October 2015 till October 2018. He has more than 10 years of experience in economics domain. In this role, functionally equivalent to Joint Secretary, GoI, He was responsible for all policy matters related to the Departments of Economic Affairs, Revenue, Financial Services, Investment and Public Asset Management and Commerce. He was Secretary of the Inter-Ministerial Committee on Sick and Loss-Making Public-Sector Enterprises, Member-Secretary of NITI Aayog’s Committee on Strategic Disinvestment and Member, Spices Board. Prior to joining Government, Dhiraj spent several years in the media in senior positions. He was an India columnist at Bloomberg View, managing editor at The Quint, editor-at-large at Firstpost.com, Deputy Editor at India Today and Opinion Editor at Financial Express. Dhiraj did BA Honours in economics from St. Stephen’s College, Delhi University, M.A. in Philosophy, Politics and Economics from Merton College, Oxford and M. Phil in Development Economics from Trinity College, Cambridge where he also pursued doctoral research in Economics and taught development economics. The business address of Dhiraj Nayyar is Core – 6, 6th Floor, SCOPE Complex, 7, Lodhi Road, New Delhi – 110003, India.

–

Vineet Bose was appointed as Corporate Counsel for legal matters across the group in October 2019. In addition to the current responsibilities, he also continues to hold the charge as the Head of Legal, Hindustan Zinc Limited. He joined our company in February 2016 as Deputy Legal Head of Hindustan Zinc Limited. He has almost 20 years of experience in complex litigations, contract negotiations, regulatory issues, compliance assurance, advocacy and taxation matters. Prior to joining our company, he has experience working with organizations like E.I. DuPont India Private Limited, Bharti Teletech Limited, Vaish Associates (Law Firm), Bharat Sanchar Nigam Limited and Ministry of Corporate Affairs. He is a law graduate from Delhi University and holds a master’s degree in business laws from National Law School of India University, Bangalore. He is also a qualified company secretary and cost and management accountant. The business address of Vineet Bose is Hindustan Zinc Limited, Yashad Bhawan, Udaipur – 313 004, Rajasthan, India

–

Leena Verenkar was appointed as Group Head of Corporate Social responsibility in October 2019. In addition to the current responsibilities, she also holds the charge as the Chief of Advocacy & Public relations and Head of Corporate Social responsibility for Sesa Iron Ore Business since 2015. Prior to this, she was Head of CSR of Iron Ore Goa since 2010. Leena started her career with our company in 1996, in the field of environment management and compliance and led the environment team for 12 years. She has more than 25 years of experience in environment management, community relations, advocacy and public relations. Leena holds master’s degree in microbiology from Goa University and in ecology and environment from Bhopal University, India. She has Fulbright Scholarship by US foundation in India and LEAD fellowship by Lead India. She is also recognized as Women Leader of the year by Economic Times and 100 most impactful CSR leaders (a global listing) by World CSR in 2017. The business address of Leena Verenkar is Vedanta Limited, Sesa Goa Iron Ore, Sesa Ghor, 20 EDC Complex, Patto, Panjim, Goa – 403001, India

–

Anand Laxshmivarahan R was appointed as Interim Group Chief Digital Officer (“CDO”) for Vedanta Limited in June 2020. His current entails driving digital led interventions across the business with a focus on achieving organization’s goals on enhanced reserves, improved recovery, enhanced Health, Safety, Security and Environment (“HSSE”), operational and people excellence. Anand joined Vedanta in 2018 as Chief Digital Officer in the Oil & gas business. Anand is a Digital Transformation Leader with over 21 years of industry experience working with global multinationals in various key business and technical roles. He has two decades of exposure to systems and technologies within Oil & Gas and Manufacturing domains. His previous experiences include Oil & gas consulting working with global majors on Digital Transformation programs Prior to that he has had experiences working with industrial automation companies focusing on process control and automation systems within Manufacturing and Oil & gas. He has worked with companies like Wipro Technologies, Honeywell, General Electric and Siemens. Anand has completed his BE in Electronics and Telecommunication from Dr, Babasaheb Ambedkar Marathwada University, Maharashtra and Masters from Indian Institute of Management, Bangalore. The business address of Anand Laxshmivarahan R is ASF Center, Tower B, 362-363, Jwala Mill Road, Phase IV, Udyog Vihar, Gurugram, Haryana 122016, India

Other Significant Employees

Zinc India Business

–

Arun Misra has been appointed as Chief Executive Officer, HZL effective August 2020. Prior to this he held the position of Deputy Chief Executive Officer, HZL since joining the company on November 20, 2019. In his previous role, he was associated with TATA Steel Limited as Vice President of raw materials. He has 31 years of rich and diverse experience in leading various strategic positions within TATA steel. Arun Misra has a bachelor’s degree in electrical engineering from IIT Kharagpur, a diploma in mining and beneficiation from University of New South Wales Sydney and a diploma in general management from CEDEP, France. The business address of Arun Misra is Hindustan Zinc Limited, Yashad Bhawan, Udaipur – 313 004, Rajasthan, India

–

Swayam Saurabh was appointed as Chief Financial Officer (“CFO”) of HZL in August 2019. Prior to this, he held the position of Deputy Chief Financial Officer (“CFO”) of HZL. He is a Chartered Accountant and a commerce graduate from Banaras Hindu University. Swayam Saurabh started his career with Larsen & Toubro Ltd in October 2001 where he was part of Finance Leadership Program. He is an accomplished senior finance leader who has worked with multinationals such as Philips and Asian Paints Limited across roles in business partnering, risk management, controllership, financial planning and analysis and internal audit. He has over 18 years of global experience with consistent track record of supporting growth of multinational and multicultural organizations. The business address of Swayam Saurabh is Hindustan Zinc Limited, Yashad Bhawan, Udaipur- 313 004, Rajasthan, India

Zinc International Business

–

Laxman Shekhawat has been appointed as the anchor of Management Committee of Vedanta Zinc International and CMT in April 2020, in this role he will be anchoring the Management Committee of Vedanta Zinc International and CMT to drive business growth. He was earlier appointed as the Director of Operations of HZL in February 2019. He holds Bachelors in Engineering in Mining and has been associated with HZL since 1990. Laxman Shekhawat have an experience of over 29 years in mining and engineering and has served in various leadership positions at mining and engineering companies for more than a decade. He has been instrumental in developing and executing strategies to unlock the full potential of mines and bring the best practices in mining portfolio. He is the recipient of the prestigious “National Geoscience Award” presented by the President of India in 2017. The business address of Laxman Shekhawat is Hindustan Zinc Limited, Yashad Bhawan, Udaipur – 313 004, Rajasthan, India

–

Pushpender Singla was appointed as the Chief Financial Officer (“CFO”) of Vedanta Zinc international and CMT Business in October 2016. He was earlier appointed as the Deputy Chief Financial Officer of Vedanta Zinc international and CMT Business in November 2015. He has over 13 years of experience in the mining and metal industry across India, Australia and Africa and served Aluminum, Power, Copper and Zinc Business in Group. He joined the Group in February 2007. During his tenure within the Group, he has handled various functions including project finance, treasury, trade finance, business and financial control, commercial, marketing, legal, information technology and advocacy. He is Director of Vedanta Lisheen Holding Ltd, Killoran Lisheen Finance Limited, THL Zinc Namibia Holding (Pty) Ltd and Skorpion Zinc (Pty) Limited. He was Chairman as well as Director of International Zinc Association, Africa before it merged with IZA Global. He also represents as a Treasurer of CII Indian Business Forum (South Africa), an India South Africa Industry Body. Pushpender Singla has a bachelor’s degree in commerce from Maharaja Ganga Singh University, Bikaner, Rajasthan and is an associate member of the Institute of Chartered Accountant of India and South Africa Institute of Chartered Accountants (“SAICA”). The business address of Pushpender Singla is Vedanta Zinc International, 2 Maude Street, 11th Floor, The Forum Building, Sandton, 2196, South Africa

Oil and Gas Business

–

Vivek Rathi, was appointed as the Deputy Chief Financial Officer of our Oil and Gas business in February 2019. He has taken the overall finance responsibility with effect from April 2019. As part of Oil and Gas leadership team, Vivek Rathi plays a critical role in business partnering and realizing the full business potential through business delivery, focusing on financial achievement through cost optimization and control, process efficiency improvement, capex planning and cash management. Vivek Rathi is a Chartered Accountant, Company Secretary and Cost and Works Accountant and brings more than 24 years of diverse experience across multiple geographies at country and regional leadership levels. He previously worked with Thermo Fisher Scientific as Senior Director – Finance in the Pharma Services Group based in Pennsylvania, US. Over the years, Vivek Rathi has managed overall finance responsibility covering business financial planning and analysis, business reviews, controllership, reporting, statutory compliance and governance and partnering with commercial leaders to drive growth, profitability and maintain market leadership. Prior to Thermo Fisher Scientific, Vivek Rathi worked with global organizations like Hindustan Unilever, Johnson & Johnson, GE Capital and American Express. The business address of Vivek Rathi is ASF Center, Tower B, 362-363, Jwala Mill Road, Phase IV, Udyog Vihar, Gurugram, Haryana 122016, India.

Iron Ore Business

–

Sauvick Mazumdar was appointed as Interim Chief Executive Officer of our Iron Ore Business in July 2019. Prior to this role he was the Deputy Chief Executive Officer of Iron Ore Business and Vice President since October 1, 2016. He has been associated with Vedanta for over 24 years and has held various strategic and leadership roles. Sauvick has a bachelor’s degree in mining engineering from NIT Surathkal. The business address of Sauvick Mazumdar is Vedanta Limited, Sesa Goa Iron Ore, Sesa Ghor, 20 EDC Complex, Patto, Panjim, Goa- 403001, India.

–

Navin Kumar Jaju has been appointed as the Chief Financial Officer of Iron Ore Business in April 2020. He joined Vedanta in March 2005. Navin Kumar Jaju has over 15 years of experience in Finance, Accountancy, Audit, Taxation, Treasury and Corporate Governance. In his current role as a Chief Financial Officer he oversees the Finance, Information Technology and Secretarial functions of Sesa Goa Iron Ore. Prior to joining the Iron ore Business of Vedanta, Navin Kumar Jaju has worked in our Group Companies like HZL and BALCO and Corporate Office. He is a B. Com graduate from the prestigious St. Xavier’s College and a Chartered Accountant from the Institute of Chartered Accountants of India. The business address of Navin Jaju is Vedanta Limited, Sesa Goa Iron Ore, Sesa Ghor, 20 EDC Complex, Patto, Panjim, Goa- 403001, India.

Copper Business

–

Pankaj Kumar was appointed the Chief Executive Officer of our copper operations in Tuticorin, Silvassa and Fujairah Gold FZC and director of MEL in March 2019. In his career of over 26 years, Pankaj has worked with large conglomerates like Tata Steel, Mittal Steel, Adani ports, Gujrat Guardian Limited and United Breweries Limited. Prior to joining us at Sterlite Copper as Chief Executive Officer he was the Chief Operating Officer at Hindustan Zinc Limited. Pankaj holds a bachelor’s degree of Technology (Hons.) in Mechanical Engineering from Indian Institute of Technology Kharagpur and Post Graduate diploma in Business Management with specialization in Operations Management and Information Technology from XLRI – Xavier School of Management, Jamshedpur, India. The business address of Pankaj Kumar is SIPCOT, Industrial Complex, Madurai Bypass Road, Thoothukudi, Tamil Nadu – 628002, India.

–

Anand Soni has been appointed as the Chief Financial Officer of our copper operations in Tuticorin and Silvassa in June 2020. He has 18 years of post-qualification experience and joined Vedanta group in May 2002. He has handled various business roles in the Group including general management positions in finance verticals at Vedanta’s Aluminium & power division and Konkola Copper Mines Plc, Zambia before moving to our copper business. Anand has a bachelor’s degree in commerce from the University of Rajasthan and is an associate member of the Institute of Chartered Accountants of India & the Institute of Company Secretaries of India. The business address of Anand Soni is SIPCOT, Industrial Complex, Madurai Bypass Road, Thoothukudi, Tamil Nadu- 628002, India.

Aluminum and Power Business

–

Ajay Kapur was appointed as Chief Executive Officer, Aluminium and Power in March 2019. Ajay leads the Aluminium and Power business for Vedanta comprising of 2.3mtpa installed smelter capacity, 8GW of Power and 2mtpa of Alumina Refinery. Ajay Kapur has over 27 years of post-qualification experience. Prior to his appointment at Vedanta Limited, Ajay was Managing Director and Chief Executive Officer for Ambuja Cements. He started his career as an Executive Assistant to the founder and Managing Director. He went on to handle various strategic positions at Ambuja cements with his last position as Managing Director and Chief Executive Officer. He holds a graduate degree in economics from St. Xavier’s College, Mumbai, MBA from KJ Somaiya Institute, Mumbai and is an alumnus of Wharton’s Advanced Management Program. The business address of Ajay Kapur is Core – 6, 3rd Floor, SCOPE Complex, 7, Lodhi Road, New Delhi – 110003, India.

–

Chhavi Nath Singh is Chief Executing Officer of our Aluminium business- Jharsuguda in July 2019. He had joined Vedanta in 2016 as Chief Operating Officer of Talwandi Sabo Power Ltd. He has a rich experience of 38 years in Power Industry and played a pivotal role in stabilization of TSPL operations, He has also worked for companies like National Thermal Power Corporation Ltd., Essar Power and JSW Energy Ltd. He has a post graduate degree (“PGDBM”) from Management Development Institute, Gurgaon and Bachelor’s degree in mechanical engineering from Motilal Nehru National Institute of Technology, Allahabad (formerly Motilal Nehru Regional Engineering College). The business address of Chhavi Nath Singh is Vedanta Limited, Jharsuguda, PMO Office, Bhurkahamunda PO – Sripura District Jharsuguda, Odisha – 768202, India.

–

Abhijit Pati was appointed as Chief Executive Officer of BALCO in July 2019, prior to this he was Chief Executing Officer of our Aluminium business, Jharsuguda from March 2015. Earlier he was the president and Chief Operating Officer of our aluminium and power business at Odisha since April 2012. He has over 31 years of experience in aluminium industry. Prior to joining us, he was the vice president with Hindalco Industries Limited. He started his career as a budding engineer with Indian Aluminium Company in the year 1989. He was awarded with the ‘Exceptional Contributor Award’ from the Aditya Birla Group Chairman, Mr. Kumar Mangalam Birla for significant contribution to turn around Hirakud Aluminium Smelter in the year 2006 and won the prestigious British Sword of Honor for the Hirakud Smelter in the year 1999. He is a member of the Bureau of Energy Efficiency under Ministry of Power, GoI. He is also holding the position of Vice President in Aluminium Association of India and member of Governing body. He is two times gold medalist from prestigious institutes like Calcutta University and International Management Institute, New Delhi. Abhijit Pati has a first class honours bachelor’s degree in chemical engineering from Calcutta University and a master’s in business administration from International Management Institute, New Delhi. The business address of Abhijit Pati is BALCO, BALCO Nagar, Korba, Janjgir Champa, Zone, Chattisgarh – 495684, India.

–

Vikas Sharma was appointed the Chief Executive Officer of TSPL—our power business in July 2019, prior to which he was appointed Chief Executing Officer of BALCO in March 2017. Vikas Sharma has experience of over 31 years in various national and multi-national companies. He has experience of serving HMT Watches Limited, Su-Raj Diamonds India Private Limited, AMP India Private Limited (now Tyco Electronics), Praxair India Private Limited, Jindal Praxair Oxygen Company Limited and JSW Steel Limited in various key positions. Vikas Sharma joined Vedanta Group as location head of Chanderiya Smelter of HZL in 2012 and was gradually elevated to the Chief Operating Officer of smelters division of HZL in June 2014. During his tenure at HZL, he played integral role in the growth of the Company and made significant contribution in smelter production. Vikas Sharma holds Bachelor’s Degree with Honors in Mechanical Engineering from Engineering College Kota, University of Rajasthan and a Master’s in Business Administration in Marketing from Sikkim Manipal University, Gangtok, India. The business address of Vikas Sharma is Village Banawala, Mansa – Talwandi Sabo Road, Distt. Mansa, Punjab – 151302, India.

–

Rahul Sharma joined the Vedanta Group in 1998, and is currently Chief Executive Officer (Acting) of Alumina Business, effective from April 2019, prior to which he was working as Director of Corporate Strategy (Aluminium and Power). Rahul Sharma has varied experience of over 25 years and has held leadership positions at Vedanta Limited and Sterlite Technologies Ltd. Prior to joining Vedanta he was Chief Marketing Officer (Domestic and International) and Business Head of Integrated Management System at Sterlite Technologies Ltd. He has played a significant role in driving various policies and creating a strategic framework for various government reforms for development of exploration, mining and non-ferrous metal sector in the country in the most sustainable manner and he is also the Co-Chairman of the Federation of Indian Chambers of Commerce and Industry (FICCI) Mining Committee. Rahul Sharma is an alumnus of IIM –Ahmedabad Executive General Management program, has an MBA in Marketing and a B.E. in Electronics and Communication The business address of Rahul Sharma is Core – 6, 3rd Floor, SCOPE Complex, 7, Lodhi Road, New Delhi – 110003, India.

–

Sonam Donkar was appointed as Chief Financial Officer of our aluminium business in August 2020 for taking care of the overall finance function. Sonam is part of Vedanta group since October 2018. Prior to joining us, she has worked with Fortune 500 giants like PepsiCo, Dell Computers, Standard Chartered Bank & Ballarpur Industries for more than 15 years. She has extensive experience across diverse industries- Manufacturing, IT, FMCG & Banking covering the core finance areas of accounting, planning, treasury, information technology, controllerships, finance business partnering in areas of operations, supply chain, procurement, customers, among others. Sonam is a qualified Cost Accountant from CIMA London & MBA from IIM Bangalore. The business address of Sonam Donkar is Core – 6, 3rd Floor, SCOPE Complex, 7, Lodhi Road, New Delhi – 110003, India.

Steel Business

–

Pankaj Malhan is the Chief Executive Officer of ESL and joined ESL in October 2018. He has more than 20 years of industry experience and holds a Bachelor in Technology in Instrumentation and Control from National Institute of Technology, Jalandhar, India, and also has done Post-graduate Diploma in Business Management from XLRI – Xavier School of Management, Jamshedpur, India. Pankaj Malhan joined ESL from Tata Steel, where he was the Head of Engineering and Project. He was responsible for leading Tata Steel’s capital expansion programmes. He has been associated with Tata Group since 2000 and has held various senior management positions at Tata Steel, Tata Blue Scope Steel Limited and Tata power Limited. Prior to joining Tata Group, he has worked with Indian Acrylics Limited and Fisher Rosemount Limited. The business address of Pankaj Malhan is Village, Siyaljori, Chandankyari District, Bokaro, Jharhand – 828303, India.

–

Mahesh Iyer is the Chief Financial Officer of ESL effective from August 2020. Prior to this role, he was General Manager – Procurement and Supply Chain Management (“PSCM”), offshore of our oil & gas business. He is associated with the company since 2009. He was earlier associated with reputed organizations like GAIL and CRISIL. During the years, he has undertaken numerous project such as financial feasibility assessments, set-up procedures and policies for city distribution and pipeline bidding under Petroleum and Natural Gas Regulatory Board (“PNGRB”), managed Commercial function with annual spend of $ 600 million, inventory management ensuring satisfactory audit rating - internal as well as from DGH as applicable to Cairn Oil & Gas. Mahesh Iyer is a qualified Chartered Accountant and Company Secretary. The business address of Mahesh Iyer is Village, Siyaljori, Chandankyari District, Bokaro, Jharhand – 828303, India.

None of our directors, other executive officers and significant employees are elected or appointed under any arrangement or understanding with any major shareholder, customer, supplier or otherwise.

B. Compensation

Compensation of Executive Directors, Executive Officers and Significant Employees

The aggregate compensation we paid our executive directors, executive officers and significant employees for fiscal year 2020 was ₹ 1,332 million ($ 18 million), which includes ₹ 1,176 million ($ 16 million) paid towards salary, bonuses, allowances and other cash payments, ₹ 102 million ($ 1 million) paid and payable for the fair value of share options and cash based units granted to our executive directors, executive officers and significant employees and ₹ 56 million ($ 1 million) paid towards benefits such as contributions to the provident fund and superannuation fund. The total compensation paid to our most highly compensated executive director, executive officer or significant employees during fiscal year 2020 was ₹ 171 million ($ 2 million) of which ₹ 165 million ($ 2 million) comprised salary, bonuses, allowances and perquisites and ₹ 6 million ($ 0.08 million) comprised benefits, such as contribution to the provident fund.

The following table sets forth the compensation paid to our executive directors, executive officers and significant employees in fiscal year 2020, where the disclosure of compensation is required on an individual basis in India or is otherwise publicly disclosed by us:

(₹ in millions)

Name	Salary, Bonuses, Allowances and Perquisites	Fair Value of Share Options granted	Contribution to Provident and Superannuation Funds
Navin Agarwal(1)	165	—	6
Srinivasan Venkatakrishnan(2)	115	—	—
Sunil Duggal	60	14	3
GR. Arun Kumar	57	12	3
Madhu Srivastava	23	3	1
Dilip Golani	45	9	2
Mansoor Siddiqui(3)	—	—	—
Philip Turner(4)	44	0.3	—
Scot Caithness(5)	34	0.2	—
James Cartwright(6)	12	—	—
Anup Agarwal	17	4	1
Roma Balwani(7)	7	—	—
Vineet Bose(8)	5	1	0.4
Dhiraj Nayyar(9)	3	0.2	0.3
Leena Verenkar(10)	1	1	0.3
Andrew Lewin(11)	10	—	0.1
Arun Arora(12)	19	—	2
Arun Misra(13)	10	1	1
Swayam Saurabh	18	0.4	2
Deshnee Naidoo	48	2	5
Pushpender Singla	19	0.4	—
Ajay Kumar Dixit	66	8	—
Vivek Rathi	24	0.3	1
Ajay Kapur	104	2	8
Abhijit Pati	41	9	2
Chhavi Nath Singh(14)	27	3	1
Vikas Sharma	24	6	1
Rahul Sharma	18	4	2
Ashok Sonthalia(15)	5	1	1
Pankaj Kumar	22	4	1
Amit Agarwal	8	2	0.4
Pankaj Malhan	13	0.3	1
Jalaj Kumar Malpani	12	3	1
Sauvick Mazumdar(16)	6	3	1
Azad Shaw	9	3	1
Naveen Kumar Singhal(17)	8	—	2
Suresh Bose(18)	22	—	1
Rajagopal Kishore Kumar(19)	35	—	4
Laxman Shekhawat(20)	14	3	0.2
Bharat Goenka(21)	16	2	0.7

(1)

During the fiscal year 2020, sitting fees and commission paid to Navin Agrawal from HZL was ₹ 0.25 million and ₹ 1.5 million respectively. In addition to the above, Navin Agarwal has been paid gratuity amounting to ₹ 70.7 million and leave encashment amounting to ₹ 12.5 million upon attaining the age of 58, as per the Company’s policy. Also, he received remuneration from Vedanta Resources Limited amounting to ₹ 8 million for fiscal year 2020 and cash based units amounting to fair value of ₹ 6 million under Vedanta Resources Limited Cash Based Plan/ Long Term Incentive Plan (“Vedanta CBP/ LTIP”) .

(2)

Srinivasan Venkatakrishnan is paid 80% of total remuneration from the Company. The 80% amount from the Company was charged in the form of reimbursements to the Company by Vedanta Resources Limited and paid to Srinivasan Venkatakrishnan through Vedanta Resources Limited account. Remaining 20% remuneration will be received from Vedanta Resources Limited which amounts to ₹ 29 million towards salary, bonus, allowance and perquisites and cash based units amounting to fair value of ₹ 6 million under Vedanta CBP/ LTIP. Additionally, Srinivasan Venkatakrishnan received an amount of ₹ 95 million from Vedanta Resources Limited in lieu of Anglo Gold Ashanti bonus and long term incentive plan as per agreed terms of appointment. Srinivasan Venkatakrishnan has been awarded 380,640 units in fiscal year 2019 and 448,140 units in fiscal year 2020 under Vedanta CBP/ LTIP. These units will be forfeited on account of exit from the organization on April 5, 2020. He resigned from the position of Whole Time Director & Chief Executive Officer from close of business hours on April 5, 2020.

(3)

Mansoor Siddiqui is not paid any remuneration from the Company. The entire remuneration was received from Vedanta Resources Limited. The remuneration received by Mansoor Siddiqui through Vedanta Resources Limited for the period from April 1, 2019 till March 31, 2020 is ₹ 47 million which includes ₹ 46 million towards salary, bonus, allowances and perquisites and cash units amounting to fair value of ₹ 1 million under Vedanta CBP/ LTIP. He had exited from the organization upon closure of contract on February 13, 2020.

(4)	Philip Turner exited from Vedanta Limited on December 31, 2019
(5)	Scot Caithness exited Vedanta Limited upon closure of contract on March 31, 2020
(6)

James Cartwright has joined Vedanta Limited on October 15, 2019, 90% of total remuneration received by James is from Vedanta Limited and remaining 10% is from Vedanta Resources Limited amounting to ₹ 2 million towards salary, bonus, allowance and perquisites and cash units amounting to fair value of ₹ 0.4 million under Vedanta CBP/ LTIP

(7)	Appointed in the role on October 11, 2019
(8)	Appointed in the role on October 11, 2019
(9)	Appointed in the role on October 11, 2019
(10)	Appointed in the role on October 11, 2019
(11)	Andrew Lewin joined Vedanta Limited on February 24, 2020
(12)	Arun Arora exited from the Vedanta Limited on November 29, 2019
(13)	Arun Misra joined Vedanta Limited on November 20, 2019
(14)	Appointed in the role on August 1, 2019
(15)	Appointed in the role on December 4, 2019
(16)	Appointed to the role on July, 12, 2019
(17)	Held role till July 12, 2019
(18)	Exited from Vedanta Limited on December 21, 2019
(19)	Exited from Vedanta Limited on July 31, 2019
(20)	Laxman Shekhawat was part of Executive Committee till October 11, 2019 in fiscal year 2020
(21)	Held role till December 4, 2019

The aggregate compensation paid or payable to our non-executive directors for fiscal year 2020 was ₹ 80.2 million ($ 1 million), which comprised ₹ 5.2 million ($ 0.07 million) in sitting fees and ₹ 75 million ($ 1 million) in commissions.

In December 2016, our Company introduced an Employee Stock Option Scheme by awarding our Company options to our selected employees. Under this scheme, the vesting of options is based on our Company’s performance as against our industry competitors and based on total shareholder return, for which the vesting percentage is determined over a three year performance period from the date of grant. The shares awarded under this scheme in 2016 got vested upon approval from Nomination and Remuneration Committee on January 31, 2020 where the Relative Total Shareholder Return (“TSR”) based vesting has been NIL. In September 2017, the Employee Stock Option Scheme was launched with an additional performance condition of sustained earnings before interest, taxes, depreciation and amortization (“EBITDA”) for which the vesting percentage is determined over a three year financial year performance period, and was launched again, with similar performance conditions in November 2018. In November 2019, the plan was redesigned and launched with additional performance condition of sustained individual performance while the business performance parameter was revised with volume, cost, NSR (“Net Sales Realizable”), free cash flow (“FCF”) and EBITDA as applicable for businesses. The Vedanta Limited Conditional Cash Awards (Cash Plan) was introduced in November 2018 under the parent scheme “Employee Stock Option Scheme 2016” linked to Vedanta Limited’s share price for the selected employees who are not covered under the Vedanta Limited Employee Stock Option Scheme. The Vedanta Limited Conditional Cash Awards (Cash Plan) is based on the same performance conditions as the Vedanta Limited Employee Stock Option Scheme 2018 while Vedanta Limited Conditional Cash Awards (Cash Plan) 2019 is based on same performance conditions as Vedanta Limited Employee Stock Option Scheme 2019 and the employees covered under the plan receive cash as per vesting and performance conditions instead of shares for which the vesting percentage is determined over three-year performance period from the date of grant of such units.

–	Outstanding Awards or Options

As of March 31, 2020, our directors, executive officers and significant employees as a group held options under the Vedanta Limited Employee Stock Option Scheme to acquire an aggregate of 3,370,450 ordinary shares of Vedanta Limited representing approximately 0.09% of Vedanta Limited’s share capital. The awards are exercisable at the end of the three-year performance period commencing from the date of each grant at an exercise price of ₹ 1 per ordinary share. The awards expire six months after their date of vesting. For more information, see “Vedanta Limited Employee Stock Option Scheme.”

As of March 31, 2020, our executive officers and significant employees as a group held options under the Vedanta Conditional Cash Awards which is Vedanta’s Cash Based Plan to acquire an aggregate of 374,417 units converted to cash. The employees shall be eligible for the awards at the end of the three year performance period commencing from the date of each grant. For more information, see “Vedanta Limited Cash Based Plan”

As of March 31, 2020, our executive officers and significant employees as a group held options under the Vedanta Resources Limited Conditional Cash Awards which is Vedanta Resources Long Term Incentive Plan to acquire an aggregate of 1,942,630 units converted to cash. The employees shall be eligible for the awards at the end of the three year performance period commencing from the date of each grant. The payment upon vesting will be made by Vedanta Resources Limited, UK. For more information, see “- Vedanta Resources Limited Cash Based Plan/ Long Term Incentive Plan”.

–	Employee Benefit Plans

We maintain employee benefit plans in the form of certain statutory and welfare schemes covering substantially all of our employees. As of March 31, 2019 and March 31, 2020, the total amount set aside by us to provide pension, retirement or similar benefits was ₹ 2,661 million and ₹ 2,678 million ($ 36 million), respectively.

–	Provident Fund

In accordance with Indian law, all of our employees in India are entitled to receive benefits under the provident fund, defined contribution plan and defined benefit plan (owned trust) to which both the Company and the employee contribute monthly at a pre-determined rate (currently 12.0% of the employee’s base salary). These contributions are made to the provident fund and we also participate in defined contribution schemes in Australia, Namibia, South Africa and Ireland. We have no further obligation under these schemes apart from our regular contributions, except in case of funds classified as defined benefit plan. We contributed an aggregate of ₹ 1,180 million and ₹ 1,101 million ($ 15 million) to all these schemes in fiscal years 2019 and 2020, respectively.

–	Gratuity

In accordance with Indian law, we provide for gratuity pursuant to a defined benefit retirement plan covering all of our employees in India. The gratuity plan provides a lump sum payment to vested employees at retirement, disability or termination of employment, in an amount based on the employee’s last drawn salary and the number of years of employment with us. The assets of the plan, to the extent the plan is funded, are held in separate funds managed by the Life Insurance Corporation and a full actuarial valuation of the plan is performed on an annual basis. Our liability for the gratuity plan was ₹ 2,022 million and ₹ 1,892 million ($ 25 million) as at the end of fiscal years 2019 and 2020, respectively.

–	Post-Retirement Medical Benefits

The scheme is framed with a view to provide medical benefits to the regular employees of BALCO and BMM and their spouses subsequent to their retirement on completion of tenure including retirement on medical grounds and voluntary retirement on contributory basis. This scheme is unfunded. Our liability for the post-retirement medical benefits was ₹ 639 million and ₹ 786 million ($ 10 million) as at the end of fiscal years 2019 and 2020, respectively.

–	Superannuation Fund and National Pension Scheme

It is our current policy for all of our non-unionized employees in a managerial position and above to pay into a superannuation fund a sum equal to 15.0% of their annual base salary which is payable to the employee in a lump sum upon his retirement or termination of employment. National Pension Scheme is a retirement savings account for social security and welfare applicable for executives covered under the superannuation benefit of Vedanta Limited and each relevant Indian subsidiary, on a choice basis. It was introduced to enable employees to select the treatment of superannuation component of their fixed salaries and avail the benefits offered by National Pension Scheme launched by GoI. Vedanta Limited and each relevant entity holds a corporate account with one of the pension fund managers authorized by the GoI to which each of the entity contributes a fixed amount relating to superannuation and the pension annuity will be met by the fund manager as per rules of National Pension Scheme.

We contributed an aggregate of ₹ 220 million and ₹ 210 million ($ 3 million) in both of schemes in fiscal years 2019 and 2020, respectively.

–	Compensated Absence

Our liability for compensated absences is determined on an undiscounted basis for short term liabilities and on an actuarial basis for long term liabilities, for the entire unused vacation balance standing to the credit of each employee at each calendar year-end. Contributions to such liability are charged to income in the year in which they accrue. Liability for the compensated absences was ₹ 1,656 million and ₹ 1,792 million ($ 24 million) as at the end of fiscal years 2019 and 2020, respectively.

–	Vedanta Limited Employee Stock Option Scheme (“Vedanta Limited ESOS”)

The shareholders of the Company by way of postal ballot on March 30, 2015 approved the Vedanta Limited ESOS and issue of securities to the employees of the Company and its holding or subsidiary companies. No options were granted to the employees under such scheme. Thereafter, the shareholders of the Company by way of postal ballot on December 12, 2016 approved a revised scheme, Vedanta Limited ESOS 2016 and issue of securities to the employees of the Company and its holding or subsidiary companies. Awards under the plan may be granted to any employee of Vedanta Limited or any of its holding or subsidiary companies who is not within six months of such employee’s normal retirement date. The awards are indexed to and settled by Vedanta Limited shares. The awards provide for a fixed exercise price denominated in Vedanta Limited’s functional currency at ₹ 1 per share. The Vedanta Limited ESOS 2016 is consistent with the reward philosophy, which aims to provide superior rewards for outstanding performance, and to provide a high proportion of “at risk” remuneration for the employees. The Vedanta Limited ESOS 2016 shall vest three years from the date of the grant based on the Group’s relative TSR performance against the peer group of resource companies and continued employment with the Group. These options will be awarded to employees under the ESOS with effect from December 15, 2016 for which the vesting condition will be the performance period of 36 months from December 15, 2016 to December 14, 2019. On January 31, 2020, Nomination and Remuneration Committee of Vedanta Limited approved the vesting of options awarded in the said scheme granted on December 16, 2016 upon completion of performance period of three years. The TSR based vesting was NIL while tenure-based vesting was executed basis sustained employment with the company and Vedanta good leaver policy. The total options which vested were 1,688,957.

The Vedanta Limited ESOS 2017 shall vest three years from the date of the grant based on the Group’s relative total shareholder return (TSR) performance against the peer group of resource companies, sustained EBITDA over the three financial years falling within the performance period and continued employment with the Group. These options will be awarded to employees under the Vedanta Limited ESOS with effect from September 1, 2017 for which the vesting condition will be the performance period of 36 months from September 1, 2017 to August 31, 2020.

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

The Vedanta Limited ESOS 2019 shall vest three years from the date of the grant based on the Group’s relative TSR performance against the peer group of resource companies, sustained business performance (volume, cost, NSR and EBITDA depending on respective entities) and sustained individual performance over the three financial years falling within the performance period and continued employment with the Group. These options will be awarded to employees under the Vedanta Limited ESOS with effect from November 29, 2019 for which the vesting condition will be the performance period of 36 months from November 29, 2019 to November 28, 2022.

–	Vedanta Limited Cash Based Plan (“CBP”)

In fiscal year 2019, we introduced conditional cash awards under Employee Stock Option Scheme 2016 (ESOS 2016). These are notional units granted to employees and no shares/options issued, the performance conditions will be same as that in stock options granted in fiscal year 2019 i.e. TSR, continued employment with the Group and business performance based on EBITDA set against business plan for the year. The employee will be paid cash in lieu of units vested once the performance conditions are achieved and once the performance period is completed. These options will be awarded to employees under the CBP with effect from November 1, 2018 for which the vesting condition will be the performance period of 36 months from November 1, 2018 to October 31, 2021.

In fiscal year 2020, the cash based plan has been redesigned in line with Vedanta Limited ESOS 2019. These are notional units granted to employees and no shares/ options are issued, the performance conditions will be same as that in stock options granted in fiscal year 2020 i.e. Group’s relative TSR performance against the peer group of resource companies, sustained business performance (volume, cost, NSR and EBITDA depending on respective entities) and sustained individual performance over the three financial years falling within the performance period and continued employment with the Group. The employee will be paid cash in lieu of units vested once the performance conditions are achieved and once the performance period is completed. These options will be awarded to employees under the CBP with effect from November 29, 2019 for which the vesting condition will be the performance period of 36 months from November 29, 2019 to November 28, 2022.

–	Vedanta Resources Limited Cash Based Plan/ Long Term Incentive Plan (“Vedanta CBP/ LTIP”)

In fiscal year 2019, Vedanta Resources introduced Conditional Cash Awards linked to Vedanta Limited. This plan is also known as Long Term Incentive Plan. These are notional units granted to employees and no shares/options are issued. The performance conditions will be same as that in stock options granted in fiscal year 2019 i.e. TSR of Vedanta Limited, continued employment with the Group and business performance based on EBITDA of Vedanta Limited set against business plan for the year. The employee will be paid cash in lieu of units vested as per the achievement of performance conditions upon completion of performance period. These options will be awarded to employees under the Vedanta CBP/ LTIP with effect from November 1, 2018 for which the vesting condition will be the performance period of 36 months from November 1, 2018 to October 31, 2021.

In fiscal year 2020, the cash based plan has been redesigned in line with Vedanta Limited ESOS 2019. These are notional units granted to employees and no shares/options are issued, the performance conditions will be same as that in stock options granted in fiscal year 2020 i.e. Group’s relative TSR performance against the peer group of resource companies, sustained business performance (volume, cost, NSR and EBITDA depending on respective entities of Vedanta Limited) and sustained individual performance over the three financial years falling within the performance period and continued employment with the Group. The employee will be paid cash in lieu of units vested once the performance conditions are achieved and once the performance period is completed. These options will be awarded to employees under the Vedanta CBP/ LTIP with effect from November 29, 2019 for which the vesting condition will be the performance period of 36 months from November 29, 2019 to November 28, 2022.

The following table summarizes, as of March 31, 2020, the options granted to our directors, executive officers and significant employees under the Vedanta Limited ESOS Scheme:

Name	Shares underlying the Vedanta Limited ESOS,
	Grant date - September 1, 2017(1)	Grant date - November 1, 2018(2)	Grant date - November 29, 2019(3)	Total
Sunil Duggal	75,550	156,130	181,970	413,650
GR Arun Kumar	66,070	124,340	170,440	360,850
Ajay Kapur	—	—	273,860	273,860
Ajay Kumar Dixit	46,430	82,930	121,720	251,080
Dilip Golani	52,030	80,220	90,910	223,160
Abhijit Pati	52,310	79,890	89,910	222,110
Vikas Sharma	38,070	56,400	55,630	150,100
Chhavi Nath Singh	25,740	42,400	60,190	128,330
Anup Agarwal	23,670	43,600	55,330	122,600
Sauvick Mazumdar	21,470	37,600	58,790	117,860
Pankaj Kumar	24,710	42,300	49,110	116,120
Madhu Srivastava	20,810	36,140	59,050	116,000
Rahul Sharma	21,310	32,900	52,310	106,520
Azad Shaw	19,820	30,630	34,580	85,030
Ashok Sonthalia	15,200	28,200	41,500	84,900
Vineet Bose	15,200	27,750	38,480	81,430
Jalaj Kumar Malpani	14,250	25,800	33,890	73,940
Arun Misra	—	—	68,760	68,760
Swayam Saurabh	—	—	58,760	58,760
Amit Agarwal	11,240	19,840	23,730	54,810
Vivek Rathi	—	—	34,580	34,580
Pankaj Malhan	—	—	34,580	34,580
Leena Verenkar	6,610	11,750	15,220	33,580
Dhiraj Nayyar	—	—	20,750	20,750
Laxman Shekhawat	30,060	51,700	55,330	1,37,090
Total	580,550	1,010,520	1,779,380	3,370,450

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

(3)

The underlying shares shall vest three years from the date of grant (November 29, 2022), based on the TSR ranking, sustained business performance (volume, cost, NSR and EBITDA depending on respective entities) and sustained individual performance as well as tenure served by employees as per the scheme. The options shall expire after six months from the date of vesting.

The following table summarizes, as of March 31, 2020, the options granted to our directors, executive officers and significant employees under the Vedanta Limited Conditional Cash Awards (CBP) and Vedanta Resources Limited Cash Based Plan/ Long Term Incentive Plan:

Name	Shares Underlying the CBP, Grant date -November 1, 2018(1)	Shares Underlying the CBP, Grant date -November 29, 2019(2)
Navin Agarwal	435,960	513,260
Srinivasan Venkatakrishnan	380,640	448,140
Deshnee Naidoo	111,270	137,960
James Cartwright	—	93,370
Mansoor Siddiqui	71,260	—
Pushpender Singla	30,610	32,380
Philip Turner(3)	37,600	—
Scot Caithness	27,730	—
Total	1,095,070	1,225,110

(1)	The underlying cash based units shall vest three years from the date of grant (October 31, 2021), based on the TSR ranking, sustained EBITDA as well as tenure served by employees as per the scheme
(2)

The underlying cash based units shall vest three years from the date of grant (November 29, 2022), based on the TSR ranking, sustained business performance (volume, cost, NSR and EBITDA depending on respective entities) and sustained individual performance as well as tenure served by employees as per the scheme. Naveen Agarwal, Srinivasan Venkatakrishnan, James Cartwright and Mansoor Siddiqui have been awarded units under Vedanta Resources Limited Cash Based Plan/ Long Term Incentive Plan 2018 and 2019, the units will vest as per Vedanta Limited CBP 2018 and 2019. The payment upon vesting will be made from Vedanta Resources Limited, UK.

(3)

Philip Turner exited from Vedanta Limited upon closure of contract on December 12, 2019, due to which the number of options granted to him have been prorated basis the tenure in the company to 34,467 options as outstanding options and remaining 3,133 options will lapse

Limitations on Liability and Indemnification Matters

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

Navin Agarwal is entitled to be paid a fixed salary inclusive of base pay, commission and retirement benefits in addition to which he is eligible for performance incentives (based upon the scheme) to be determined by our Board and perquisites including a housing allowance, medical and insurance reimbursement, club membership fees reimbursement and leave travel concessions for himself and his family and also a commission based on our net profits for a particular fiscal year as determined by our Board, subject to maximum allowable under Indian Law.

Tarun Jain was entitled to be paid a fixed salary inclusive of base pay, house rent allowance, personal allowance, and retirement benefits, in addition to which he was eligible for performance incentives (based upon the scheme) to be determined by our Board and perquisites including medical and insurance reimbursement, club membership fees reimbursement and leave travel concessions for himself and his family. Tarun Jain was entitled to receive a bonus equal to 20.0% of his base pay. He ceased to be whole time director with effect from March 31, 2019 and he continues to be Non-Executive Director from April 1, 2019 till March 31, 2020. In his capacity as Non - Executive Director, in addition to sitting fees, he will be entitled to commission which is subject to the limits as per the Indian Law.

GR Arun Kumar is entitled to be paid a basic salary, house rent allowance, personal allowance, and retirement benefits, in addition to which he is eligible for performance incentives (based upon the scheme) to be determined by our Board and perquisites including medical and insurance reimbursement, club membership fees reimbursement and leave travel concessions for himself and his family. GR Arun Kumar is entitled to receive a bonus equal to 20.0% of his basic salary.

Srinivasan Venkatakrishnan is entitled to be paid a base pay, pension allowance of 20.0% on base pay, special allowance of 5.0% on base pay in addition to performance incentives he was eligible for which is to be (based on the scheme) determined by our Board and perquisites including rent free accommodation, club membership, travel trip with spouse, medical and other benefits as per the executed service agreement. He has been paid 80% of remuneration from the Company and, the remaining 20% remuneration has been paid by Vedanta Resources Limited. Srinivasan Venkatakrishnan resigned from the Company at the close of business hours on April 5, 2020 and henceforth ceased to be the Executive Director and Chief Executive Officer of Vedanta Limited and Vedanta Resources Limited, owing to this the options awarded to him under Vedanta Resources Limited Cash Based Plan/ Long Term Incentive Plan have been forfeited.

Composition of the Board

Our Board currently consists of eight directors. Four of our eight directors, namely, Mahendra Kumar Sharma, Lalita D. Gupte, Krishnamurthi Venkataramanan and Upendra Kumar Sinha satisfy the “independence” requirements of the NYSE rules. The following table provides a snapshot of the composition of the Board as of the date hereof:

Name	Date of current term	Expiration /Renewal of current term
Anil Agarwal(1)	April 1, 2020	—
Navin Agarwal (2)	August 1, 2018	July 31, 2023
Tarun Jain (3)	April 1, 2019	March 31, 2020
Mahendra Kumar Sharma(4)	June 1, 2019	May 3, 2022
Lalita D.Gupte(5)	January 29, 2018	August 10, 2021
G.R Arun Kumar(6)	November 22, 2019	November 21, 2021
Srinivasan Venkatakrishnan (7)	March 1, 2019	April 5, 2020
Krishnamurthi Venkataramanan(8)	April 1, 2020	March 31, 2021
Aman Mehta(9)	May 17, 2017	May 16, 2020
Priya Agarwal(10)	May 17, 2020	May 16, 2023
Upendra Kumar Sinha(11)	March 13, 2018	August 10, 2021

(1)

Anil Agarwal was appointed as an Additional Non-Executive Director designated as Chairman with effect from April 1, 2020 as approved by the members of the Board in its meeting held on March 27, 2020. This is subject to shareholders approval at the ensuing Annual General Meeting.

(2)	Navin Agarwal was re-appointed as a Whole Time Director with effect from August 1, 2018 till July 31, 2023. He was re-designated as Executive Vice Chairman with effect from April 1, 2020.
(3)

Tarun Jain was re-appointed as a Non-Executive Director effective from April 1, 2019 till March 31, 2020 which was approved by the shareholders at the Annual General Meeting held on July 11, 2019. He ceased to be director with effect from April 1, 2020.

(4)

Mahendra Kumar Sharma was appointed as a Non-Executive Independent Director effective from June 1, 2019 till May 3, 2022 which was approved by the shareholders at the Annual General Meeting held on July 11, 2019.

(5)	Lalita D. Gupte was re-appointed as Non-Executive Independent Director for second and final term of three years effective from January 29, 2018 to August 10, 2021.
(6)	GR Arun Kumar was reappointed as Whole time Director effective from November 22, 2019 to November 21, 2021 which is subject to approval of the shareholders at the ensuing Annual General Meeting.
(7)

Srinivasan Venkatakrishnan was appointed on our Board as Whole Time Director and Chief Executive Officer with effect from March 1, 2019 which was approved by the shareholders at the Annual General Meeting held on July 11, 2019 and he ceased to be director with effect from close of business hours on April 5, 2020 pursuant to his resignation.

(8)

The shareholders through special resolution passed by Postal Ballot on December 6, 2019, approved continuation of directorship of Krishnamurthi Venkataramanan as a Non - Executive Independent Director from the day he attained the age of 75 years i.e. December 11, 2019 till the expiry of his current term i.e. March 31, 2020. Further, Krishnamurthi Venkataramanan has also been re-appointed for second and final term of one year effective from April 1, 2020 till March 31, 2021 notwithstanding that he has attained the age of 75 years.

(9)

Aman Mehta was appointed as Non – Executive Independent Director with effect from May 17, 2017 till May 16, 2020 and he ceased to be on member of the Board from May 17, 2020 on the completion of his term.

(10)

Priya Agarwal was appointed as Non-Executive Non – Independent Director with effect from May 17, 2017 for a period of three years till May 16, 2020. She was further re-appointed for an another term of three years effective from May 17, 2020 till May 16, 2023 which is subject to approval of shareholders at the ensuing Annual General Meeting.

(11)	Upendra Kumar Sinha was appointed as a Non-Executive Independent Director for a term effective from March 13, 2018 till August 10, 2021.

Either we or the director may terminate the respective service contract upon 90 days’ notice to the other party or payment in lieu of the notice period. None of the service contracts provide for benefits upon termination of their employment.

The Non-Executive Director serves as directors on our Board until their resignation or removal from office by a resolution of our shareholders, or upon cessation by virtue of the provision of law or upon incurring disqualification from being directors. Mahendra Kumar Sharma, Lalita D. Gupte, Krishnamurthi Venkataramanan, Upendra Kumar Sinha, Tarun Jain, Anil Agarwal and Priya Agarwal do not have any service contracts with the Company.

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

The above mentioned Risk Management Committee has been merged into Audit Committee and renamed as Audit and Risk Management Committee as approved by the Board on June 6, 2020 and Finance Standing Committee merged into Committee of Directors and renamed as Committee of Directors as approved by the Board on May 16, 2020. Both Risk Management Committee and Finance Standing Committee stands dissolved with effect from the merger of the Committee with the respective committees.

The composition and general responsibilities of each of these committees are described below.

➢	Audit Committee

During fiscal year 2020, the Audit Committee held 7 meetings.

As on March 31, 2020, the Audit Committee consisted of Lalita D. Gupte as the Chairperson, Mahendra Kumar Sharma, Aman Mehta and Upendra Kumar Sinha as members. Aman Mehta ceased as a member of the Committee effective from May 17, 2020 due to completion of his tenure on May 16, 2020.

Subsequent to the merger of the Risk Management Committee with the Audit Committee, Lalita D. Gupte continues to be the chairperson of the Audit & Risk Management Committee and Mahendra Kumar Sharma and Upendra Kumar Sinha as members effective from June 6, 2020.

Each of Lalita D. Gupte, Mahendra Kumar Sharma and Upendra Kumar Sinha satisfy the “independence” requirements of Rule 10A-3 of the Exchange Act and the NYSE rules. Lalita D. Gupte is designated as our “audit committee financial expert”, within the requirements of the rules promulgated by the SEC relating to listed-company audit committees.

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

The principal duties and responsibilities of our Audit Committee are as follows:

Oversight of financial reporting

•	Overseeing the Company’s financial reporting process and disclosure of its financial information to ensure that the financial statements are true, fair, sufficient and credible;

•	Discuss and review, with the management and auditors, the annual /quarterly financial statements before submitting them to the Board;

•	Discuss and review earnings press releases and the financial information and guidance provided to analysts and ratings agencies;

•	Review of key significant issues, tax and legal reports, and management’s report;

•	Review of management’s analysis of significant issues in financial reporting and judgments made in preparing the financial statements;

•

Discuss with the management regarding pending technical and regulatory matters that could affect the financial statements, and updates on management’s plans to implement new technical or regulatory guidelines;

•	Review of off-balance-sheet structures, if any;

•	Review of draft limited review and audit reports and qualifications, if any, therein;

•	Discuss and Review the Form 20 F & Japanese Filings.

Auditors

•	Appointment of statutory, internal, secretarial, cost and tax auditors, recommending their fees and reviewing their audit reports;

•	Review the independence of the statutory auditor and the provision of audit/non-audit services including audit/non-audit fees paid to the statutory auditor;

•	Independent meetings with statutory auditors.

Internal audit, internal financial controls, risk management

•	Review of internal audit observations and monitoring the implementation of any corrective actions identified;

•	Review of internal financial control framework;

•	Review the performance of the internal audit function and internal audit plan;

•	Review the risk management framework, cyber security, risk profile, significant risks, risk matrix and resulting action plans;

•	Review of significant audit risks with the statutory auditor during interim review and year-end audit;

•	Consideration of statutory audit findings and review significant issues raised;

•	Review of related party transactions;

•	Review of management discussion and analysis of financial condition and results of operations.

Governance

•	Review of minutes summary reports from subsidiary company audit committees;

•	Review of intercorporate loans, advances, guarantees,

•	Review of ethics (whistle blower, sexual harassment, insider Trading) and statutory compliances;

•	Review of its own charter and processes;

•	Review of notices received from statutory authorities and the management’s response;

•	Consider regulatory updates;

•	Review of feedback from the Audit Committee’s performance evaluation;

➢	Risk Management Committee

During fiscal year 2020, the Risk Management Committee held 3 meetings.

Pursuant to Regulation 21 of the SEBI (LODR) Regulations 2015, the Company has constituted a Risk Management Committee. As on March 31, 2020, the Risk Management Committee consisted of four members, including two executive directors, one non-executive director and one member from the senior management/ executive committee namely Srinivasan Venkatakrishnan, GR Arun Kumar, Tarun Jain and Dilip Golani respectively. Deodatta Padgaonkar is the Risk Officer of the Committee. With effect from April 1, 2020 and close of business hours on April 5, 2020, Tarun Jain and Srinivasan Ventakakrishnan ceases to be member of the said Committee respectively.

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

The principal duties and responsibilities of our Risk Management Committee are as follows:

•	Oversight over the effective implementation of the risk management framework across various businesses;

•	Assurance of appropriate measures in the organization to achieve prudent balance between risk and reward in both ongoing and new business activities;

•	Annual review of the risk appetite and risk management policy including cyber security procedures adopted in the Group;

•	Analytic validation and recommendation of necessary changes in the risk management policies and frameworks to the Audit Committee/Board, if any;

•	Evaluation of significant and critical risk exposures for assessing management’s action to mitigate or manage the exposures in a timely manner.

➢	Merger of Risk Management Committee with Audit Committee

The Board of Directors in its meeting held on June 6, 2020 has approved the merger of Risk Management Committee with Audit Committee and renamed it as Audit and Risk Management Committee and scope of the Risk Management is included in the scope of Audit Committee with effect from June 6, 2020.

The Audit and Risk Management Committee consist of Lalita D. Gupte as Chairperson, Mahendra Kumar Sinha and Upendra Kumar Sinha as Members.

➢	Nomination and Remuneration Committee

During fiscal year 2020, the Nomination and Remuneration Committee held 6 meetings.

As on date, the Nomination and Remuneration Committee comprises of Mahendra Kumar Sharma as the Chairman and Lalita D. Gupte, Upendra Kumar Sinha and Anil Agarwal as members. With effect from April 1, 2020, Navin Agarwal ceased to be a member of this Committee, but with effect from May 27, 2020, he is the permanent invitee of the Committee. The Nomination & Remuneration Committee was reconstituted on May 27, 2020 by nominating Mahendra Kumar Sharma as the Chairman of the Company and inducting Upendra Kumar Sinha and Anil Agarwal as members of the Committee.

Section 178 of the Companies Act, 2013 and SEBI (LODR) Regulations 2015, requires a Nomination and Remuneration Committee to consist of three or more non-executive directors out of which not less than one half of the members shall be Independent Directors, provided the Chairperson of the Company may be appointed as a member of the Nomination and Remuneration Committee but shall not chair such Committee.

Our Nomination and Remuneration Committee complies with this requirement which comprises of four members of which three members are Independent Directors and one is Non-Executive Director who is our Non - Executive Chairman of the Company. The chairperson of the Committee is a Non-Executive Independent Director.

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

Another key objective of the Nomination and Remuneration Committee is to ensure that competitive and fair awards are linked to key deliverables and are also aligned with market practice and shareholders’ expectations. The Nomination and Remuneration Committee ensures that remuneration policies and practices are designed to attract, retain and motivate the Executive Directors and the senior management group, while focusing on the delivery of the Vedanta Group’s strategic and business objectives. The Nomination and Remuneration Committee is also focused on aligning the interests of the Executive Directors and the senior management group with those of shareholders, to build a sustainable performance culture. When setting remuneration for the Executive Directors, the Nomination and Remuneration Committee takes into account the business performance, developments in the natural resources sector and, considering that the majority of the Group’s operations are based in India, similar information for high-performing Indian companies. The Nomination and Remuneration Committee also carries out the entire process of board evaluation.

The principal duties and responsibilities of the Nomination and Remuneration Committee are as follows:

Board Composition and Nomination

•	Review and recommend the structure, size and composition (including the skills, knowledge, experience and diversity) of the Board and its Committees;

•

Formulate the criteria / policy for appointment of Directors, Key Managerial Personnel (KMPs) and senior management (as defined by Nomination and Remuneration Committee) in accordance with identified criteria;

•	Review and appoint shortlisted candidates as Directors, KMPs and Senior Management (including evaluation of incumbent directors for potential re-nomination) and make recommendations to the Board;

•	Evaluate the balance of skills, knowledge, experience and diversity on the Board for description of the role and capabilities, required for an appointment;

•	Formulate and recommend to the Board the criteria for determining qualifications, positive attributes and independence of a director.

Compensation

•	Recommend to the Board a policy relating to the remuneration of directors (both executive and non-executive Directors), KMP and senior management personnel;

•	Ensure the level and composition of remuneration is reasonable and sufficient to attract, retain and motivate directors of the quality required to run the company successfully;

•	Ensure relationship of remuneration to performance is clear and meets the appropriate performance benchmarks; and;

•

Ensure remuneration to directors, KMP and senior management involves a balance between fixed and incentive pay reflecting short and long-term performance objectives appropriate to the working of the Company and its goals;

•

Determine remuneration based on the Company’s financial position, trends and practices on remuneration prevailing in the industry as considered appropriate by the Nomination and Remuneration Committee;

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

➢	Corporate Social Responsibility Committee

During fiscal year 2020, the Corporate Social Responsibility Committee held 1 meeting.

Section 135 of the Companies Act, 2013 along with Companies (Corporate Social Responsibility Policy) Rules, 2014 mandates companies with revenue, net worth or profitability beyond a prescribed limit to form a corporate social responsibility committee. This committee should comprise of three or more directors with at least one of them being an independent director. We comply with this requirement as three of our four members of the committee (all of whom are directors on the Board) are independent directors. The Committee consisted of Ravi Kant as Chairperson, Aman Mehta, Krishnamurthi Venkataramanan, Upendra Kumar Sinha, Tarun Jain, Priya Agarwal and Srinivasan Venkatakrishnan were members. Post the cessation of Ravi Kant on May 31, 2019 on completion of his tenure, Mahendra Kumar Sharma was appointed as Chairperson with effect from June 1, 2019. Aman Mehta ceased as member effective from May 17, 2020 and Tarun Jain ceased as a member effective from April 1, 2020 on completion of their tenure. Srinivasan Venkatakrishnan ceased as a member effective from the close of business hours on April 5, 2020. As on date, Mahendra Kumar Sharma is the Chairperson and Krishnamurthi Venkataramanan, Upendra Kumar Sinha and Priya Agarwal are the members of the Committee.

The principal duties and responsibilities of our Corporate Social Responsibility (CSR) Committee are as follows:

CSR Policy

•	To formulate and recommend to the Board the CSR Policy indicating the activities to be undertaken by the Company pursuant to the provisions of Companies Act 2013 and the rules made thereunder;

•	To review the CSR Policy and associated frameworks, processes and practices.

CSR Activities

•	To identify the areas of CSR activities and projects and to ensure that the Company is taking the appropriate measures to undertake and implement CSR projects successfully;

•	To assess the performance and impact of CSR Activities of the Company;

•	To evaluate CSR communication plans.

CSR Budget

•	To decide and recommend to the Board the amount of expenditure to be incurred on CSR activities;

•	To evaluate and monitor actual spent towards CSR Activities is in compliance with the Companies Act 2013.

➢	Stakeholders Relationship Committee

During fiscal year 2020, the Stakeholders Relationship Committee held 1 meeting.

The Stakeholders Relationship Committee currently comprises of Lalita D. Gupte as the Chairperson and Krishnamurthi Venkataramanan, GR Arun Kumar and Upendra Kumar Sinha as members. With effect from April 1, 2020 and close of business hours on April 5, 2020, Tarun Jain and Srinivasan Venkatakrishnan ceases to be a member of the said Committee respectively.

Three members of the Committee are Independent Directors and one member is Whole Time Director. The principal duties and responsibilities of the Stakeholders Relationship Committee follows:

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

•	Initiatives for registration of email addresses, permanent account numbers and bank mandates and demat of shares

•	Review reports on shareholder satisfaction surveys, if any

•	Monitor the performance and services standards of various services being rendered of/by registrars and transfer agents of the Company.

Shareholding Pattern

•	Review shareholding distribution;

•	Review movement in shareholding pattern;

•	Comparative details on demat and physical holding

➢	Sustainability Committee

During fiscal year 2020, the Sustainability Committee held 2 meeting.

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

In our endeavour to follow the global best practices, the Board at its meeting held on January 31, 2019 constituted a Sustainability Committee effective April 1, 2019. The duties and responsibilities of the Committee are:

•	To oversee the Company’s sustainability performance and the adequacy of the Company’s sustainability framework

•	Advise the Board on sustainability policies and management system, clearly setting out the commitments of the Company to manage matters of sustainable development effectively;

•	Ensuring effective implementation of governance, advocacy and public relation mechanisms and practices related to Sustainability;

•	Outline initiatives required to institutionalize a sustainability culture through involvement of the employees at all levels;

•	Evaluating emerging sustainability risks in terms of intensity and impact, in turn, guiding the management on reasonable avoidance of adversities likely to pose a threat to sustained growth

•	Advise the Board to enable it to discharge its responsibilities, having regard to the law and the expected international standards of sustainability and governance;

Krishnamurthi Venkataramanan is the Chairperson of the Committee and Upendra Kumar Sinha and Sunil Duggal are members. With effect from close of business hours on April 5, 2020, Srinivasan Ventakakrishnan ceases to be member of the said Committee.

➢	Internal Committee

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

As on March 31, 2020 there are three internal Board committees which are detailed below:

1)    Finance Standing Committee of Directors

The Finance Standing Committee (“FSC”) supports the Board by considering and approving matters relating to finance, investment, banking, treasury etc. within the overall limits approved by the Board.

The committee is broadly entrusted with the following:

•	Review and approve all policies related to the financial matters of the Company;

•	Review and approve Inter-Corporate Loans, Guarantees and Investments;

•	Authorization for account operations including bank accounts, demat accounts, trading accounts etc.;

•	To consider and approve treasury related proposals;

•	Approving security related proposals.

The FSC meets on a requirement basis. During the fiscal year 2020, the committee met six (6) times. As on March 31, 2020, The Committee members comprised of GR Arun Kumar, Tarun Jain and Srinivasan Venkatakrishnan.

With effect from April 1, 2020, Tarun Jain ceases to be a member of the said Committee, while S. Venkatakrishnan ceases to be a member from the close of business hours on April 5, 2020 respectively.

2)    Committee of Directors

The Committee of Directors (“COD”) supports the Board by considering, reviewing and approving all borrowing related proposals, within the overall limits approved by the Board from time to time. The COD enables seamless flow of procedures and assists the Board by catering to various routine requirements. The Committee meets as and when deemed necessary.

The Committee during the fiscal year 2020 met seven (7) times. The Committee comprised of Navin Agarwal, Tarun Jain, GR Arun Kumar and Srinivasan Venkatakrishnan.

With effect from April 1, 2020, Tarun Jain ceases to be a member of the said Committee, while Srinivasan Venkatakrishnan ceases to be a member effective from the close of business hours on April 5, 2020 respectively.

Merger of Finance Standing Committee and Committee of Directors

On May 16, 2020, the Board of Directors approved the merger of Finance Standing Committee with Committee of Directors and renamed as Committee of Directors and subsequently, the Finance Standing Committee stands dissolved and the existing powers as per the charter of Finance Standing Committee transferred to the Committee of Directors.

Subsequent to the consolidation, the Committee of Directors consists of Navin Agarwal and GR Arun Kumar as Members of the Committee.

3)    Share and Debenture Transfer Committee

As on August 14, 2020, the Committee consists of three members, GR Arun Kumar – WTD & CFO, Anup Agarwal – SVP Corporate Finance and Jagdeep Singh – Senior Corporate Counsel. During the fiscal year 2020, the Committee met twenty two (22) times.

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

D. Employees

See “Item 4 - Information on the Company - B. Business Overview - Our Business - Employees.”

E. Share Ownership for Directors, Executive Officers and Significant Employees:

The following table sets forth information with respect to the beneficial ownership of our equity shares as of August 14, 2020 by each of our directors, executive officers and significant employees and all our directors, executive officers and significant employees as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Equity shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights. The amounts and percentages as of August 14, 2020 are based on an aggregate of 3,717,504,871 equity shares outstanding as of that date.

Name of the Beneficial owner	Number of Shares Beneficially Owned
	As of August 14, 2020
	Number		Percent
Anil Agarwal	1,863,458,132		50.13%
Navin Agarwal	—		—
Lalita D. Gupte	—		—
Krishnamurthi Venkataramanan	—		—
Priya Agarwal	—		—
Upendra Kumar Sinha	—		—
Mahendra Kumar Sharma	—		—
GR Arun Kumar	8,000	*
Sunil Duggal	—		—
Sharad Kumar Gargiya	180	*
Madhu Srivastava	3,182	*
Dilip Golani	600	*
James Cartwright	—		—
Andrew Lewin	—		—
Anup Agarwal	475	*
Roma Balwani	—		—
Dhiraj Nayyar	—		—
Vineet Bose	5,000	*
Leena Verenkar	3,200	*
Arun Misra	—		—
Swayam Saurabh	—		—
Laxman Shekhawat	520	*
Pushpender Singla	900	*
Anand Laxshmivarahan R	—		—
Vivek Rathi	—		—
Sauvick Mazumdar	—		—
Navin Kumar Jaju	2,442	*
Pankaj Kumar	—		—
Ajay Kapur	—		—
Chhavi Nath Singh	3,450	*
Abhijit Pati	—		—
Vikas Sharma	—		—
Rahul Sharma	600	*
Sonam Donkar	—		—
Pankaj Malhan	—		—
Mahesh Iyer	300	*
Anand Soni	835	*
All our directors, executive officers and significant employees as a group	1,863,487,816		50.13%

*	Represents beneficial ownership of less than 1.0%.
(1)

Vedanta is the beneficial owner of 1,863,458,132 equity shares of the Company. See “Item 7 – Major Shareholders and Related Party Transactions” for further details on beneficial ownership of our equity shares.

ITEM 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our equity shares as of August 14, 2020 held by each person who is known to us to have 5.0% or more beneficial share ownership based on an aggregate of 3,717,196,639 equity shares outstanding as of that date which excludes 308,232 pending allotment as they are under dispute.

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

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned
Vedanta (1)	1,863,458,132	50.13%
Life Insurance Corporation Limited	236,693,725	6.37%

(1)	Vedanta is the beneficial owner of 1,863,458,132 equity shares of the Company, consisting of:

•	1,379,377,457 equity shares held by Twin Star. This includes 99,292,708 equity shares representing 24,823,177 ADS. These ADS were converted into equity shares on August 11, 2020;

•	401,496,480 equity shares held by Finsider;

•	44,343,139 equity shares held by Westglobe; and

•	38,241,056 equity shares held by Welter Trading.

Vedanta is the majority shareholder of the Company. Vedanta was delisted from the official list of the London Stock Exchange on October 1, 2018 and was subsequently re-registered as a private limited company as Vedanta Resources Limited.

Volcan and its subsidiary i.e. Volcan Investments Cyprus Limited are the sole shareholders of Vedanta, which in turn is the sole shareholder of VRHL, which in turn is the sole shareholder of each of Twin Star and VRFL. VRFL is the sole shareholder of VRCL, which in turn is the sole shareholder of each of Welter Trading and Richter. Richter is the sole shareholder of Westglobe and the majority shareholder of Finsider. Volcan is 100.0% beneficially owned and controlled by the Trust. Conclave is the trustee of the Trust and the sole registered shareholder of Volcan.

Mr. Anil Agarwal, the Executive Chairman of Vedanta and protector of the Trust, may be deemed to have beneficial ownership of securities that are beneficially owned by the Trust and since October 16, 2014, Mr. Anil Agarwal is one of the beneficiaries of the Trust.

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

	As of March 31,						As on August 14,
Type of Shares	2018		2019		2020		2020
	Number	Percent (%)	Number	Percent (%)	Number	Percent (%)	Number	Percent (%)
Equity shares(1)	1,863,458,132	50.13	1,863,458,132	50.13	1,863,458,132	50.13	1,863,458,132	50.13
Equity Shares(2)	236,640,744	6.37	236,640,744	6.37	236,693,725	6.37	236,693,725	6.37
Equity Shares(3)	—	—	—	—	186,896,030	5.03	—	—

(1)	Vedanta is the beneficial owner of equity shares
(2)	Life Insurance Corporation Limited is the beneficial owner of equity shares
(3)	ICICI Prudential Equity Arbitrage Fund is the beneficial owner of equity shares

As of August 14, 2020, there were approximately 686,988 holders of our equity shares of which 732 shareholders have registered addresses in the US. As of the same date, 162,487,500 equity shares representing 40,621,875 of our ADSs, representing 4.37 % of our outstanding equity shares were held by a total of 7 registered holders of record with addresses in and outside of the US. Since certain of these equity shares and ADSs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the beneficial holders are resident. Each of our equity shares is entitled to one vote on all matters that require a vote of shareholders, and none of our shareholders has any contractual or other special voting rights.

B. Related Party Transactions

The following is a summary of the material transactions we have engaged with our controlling shareholder, Vedanta, and its subsidiaries and other related parties, including those where our management or we have a significant equity interest. In addition, the following contains a discussion of how we intend to handle conflicts of interest and allocations of business opportunities between us and our affiliates, directors and executive officers. For a further discussion of related party transactions, See “Note 35 to our consolidated financial statements” included elsewhere in this Annual Report.

Related Parties

(i) Volcan and the Agarwal Family

As of August 14, 2020, Volcan and its subsidiary hold 100.0% of the share capital and 100.0% of the voting rights of Vedanta. Volcan is 100.0% beneficially owned and controlled by the Trust. Conclave is the trustee of the Trust and sole registered shareholder of Volcan, and consequently controls all voting and investment decisions of the Trust. Mr. Anil Agarwal, our Chairman and non-executive director and the Executive Chairman of Vedanta, is the protector of the Trust and since October 16, 2014, is one of the beneficiaries of the Trust. While Vedanta was listed on the London Stock Exchange, Vedanta, Volcan, the Trust, Conclave and Mr. Anil Agarwal were parties to a relationship agreement which was intended to ensure that Volcan, as Vedanta’s controlling shareholder, complied with the independence provisions of the Financial Conduct Authority’s listing rules in the UK. This relationship agreement was automatically terminated on Vedanta’s delisting from the Official List of the London Stock Exchange

(ii) Key Management Personnel

See “Note 35: Related Party Transactions” of Notes to the Consolidated Financial Statements.

Related Party Transactions

(i) Representative Office Agreement with Vedanta

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

(ii) Consultancy Agreement with Vedanta

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

(iii) Outsourcing Services Agreement with Vedanta

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

(iv) Brand License Agreement with Vedanta

During fiscal year 2018, the Company entered into a brand license agreement with Vedanta under which Vedanta agreed to grant the Company a license to use the trademark “Vedanta” and its logo. In consideration of the grant of license by Vedanta, the Company has agreed to pay 0.75% of revenue of the Company. The agreement is valid until March 2020.

(v) Relationship agreement between Cairn India Limited (now Vedanta Limited - oil and gas business), TMHL, Vedanta and the Company

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

(vi) Twin Star Holding Limited and Lisheen Milling Limited

During fiscal year 2016, Lisheen Milling Limited entered into a loan agreement with Twin Star Holding Limited for $ 10 million at an interest rate of 2.1% per annum. The agreement was valid until March 2018. During the fiscal year 2018, the agreement was renewed with an increased ROI of 2.25% and was valid until March 2019. The loan is unsecured.

During the fiscal year 2019, the agreement is renewed with an increase in facility of amount upto $ 30 million and is now valid until March 2020.

During the fiscal year 2020, the agreement is renewed and is now valid until March 2022.

(vii) Twin Star Holding Limited and THL Zinc Limited

During fiscal year 2019, THL Zinc Limited entered into a loan agreement with Twin Star Holding Limited for $ 20 million at an interest rate of 2.25% per annum. The agreement was valid until February 2019. During the current year, the agreement was renewed with an increased rate of interest of 7.78% and is now valid until October 2022. The loan is unsecured. The outstanding balance as on March 31, 2020 was $ 40,000.

(viii) Structured investments purchased from Volcan Investments Limited

During the previous year ended March 31, 2019, as part of its cash management activities, CIHL, a step-down subsidiary of the Company, entered into a tripartite agreement with Volcan and one of its subsidiaries. Under the agreement, CIHL purchased an economic interest in a structured investment for the equity shares of Anglo American Plc (AA Plc), a company listed on the London Stock Exchange, from Volcan for a total consideration of ₹ 38,124 million (GBP 428 million, USD 541 million) (of which ₹ 18,159 million (GBP 200 million, USD 254 million) and ₹ 4,354 Million (GBP 49 million, USD 64 million) was paid upto March 31, 2019 and during the year ended March 31, 2020 respectively) determined based on an independent third-party valuation. The ownership of the underlying shares, and the associated voting interests, remained with Volcan and the investment were to mature in two tranches in April 2020 and October 2020. In addition, CIHL also received a put option from Volcan. In July, 2019 , the transaction was unwound and the investments were redeemed for a total consideration of ₹ 44,847 million (GBP 519 million, USD 639 million), representing the actual price Volcan realised from selling the shares of AA Plc to an unrelated third-party net of applicable costs, out of which ₹ 926 million (GBP 10 million, USD 12 million) is outstanding.

(ix) Vedanta Limited - oil and gas business’s PSC and Open Acreage Licensing Policy (“OALP”) guarantee to Government

Vedanta Resources Limited as a parent company has provided financial and performance guarantee to GoI for erstwhile Cairn India Group’s obligation under the PSC. The guarantee provides for making available financial resources equivalent to Cairn India’s share for its obligation under PSC, personnel and technical services in accordance with industry practices and any other resources in case Cairn India is unable to fulfill its obligations under PSC.

Vedanta Resources Limited has also provided parent company financial and performance guarantee to GoI for Vedanta Limited’s obligation under the Revenue Sharing Contract (“RSC”) in respect of 41 Blocks awarded under the Round 1 of OALP by GoI. The guarantee provides for making available financial resources equivalent to Vedanta Limited’s share for its obligation under RSC, personnel and technical services in accordance with industry practices and any other resources in case Vedanta Limited – oil and gas business is unable to fulfil its obligations under RSC.

Subsequent to year end, the Board has approved a consideration to be paid for Guarantee provided for OALP blocks. This will include one time charge of ₹ 1,772 million ($ 25 million) i.e. 2.5% of the estimated exploration cost of initial phase of ₹ 70,860 million ($ 1 billion) and an annual charge of 1% of spend subject to a minimum of ₹ 709 million ($ 10 million) and maximum of ₹ 1,417 million ($ 20 million).

(x) Vedanta Resources Limited and THL Zinc Holding BV

In June 2020, THL Zinc Holding BV entered into a loan agreement with Vedanta Resources Limited for $ 150 million at an interest rate of LIBOR plus 2.75% per annum. The agreement is valid until June 2021. The loan is unsecured. The total amount drawn under the said facility was $ 112 million. The entire amount was outstanding as at the date of filing of the annual report.

(xi) Twin Star Holding Limited and Cairn India Holdings Limited

In June 2020, Cairn India Holdings Limited entered into a loan agreement with Twin Star Holding Limited for $ 475 million at an interest rate of 7% per annum. The agreement is valid until June 2021. The loan is unsecured. The total amount drawn under the said facility is $ 359 million out of which $ 309 million is outstanding as at the date of filing of the annual report. Additionally CIHL has pledged its cash balance of $ 425 million for providing guarantee for loans taken by Vedanta.

(xii) Conflicts of Interest and Allocations of Business Opportunities

From time to time, conflicts of interest have in the past and will in the future arise between us and our affiliates, including our controlling shareholder, Vedanta, and other companies controlled by Vedanta, our directors and our executive officers. See “Item 3. Key Information - D. Risk Factors - Risks Relating to Our Relationship with Vedanta.” With respect to transactions between us and our affiliates, directors and executive officers that involve conflicts of interests, we have in the past undertaken and will continue to undertake such transactions in compliance with the rules for interested or related party transactions of the NYSE, NSE and BSE.

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

As per Companies Act, 2013, the related party transactions require approval of the Board of Directors in case the transaction is not at arm’s length or in the ordinary course of business. Further approval of the shareholders would be required whenever the prescribed threshold limits exceed. Further, the member of the company shall not vote on such resolution to approve any contract or arrangement which may be entered into by the company, if such member is a related party. However, the approval of the Board / Shareholders will not apply if the related party transactions are in the ordinary course of business and at arm’s length.

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

Legal Proceedings

Except as described below, there are no governmental, legal or arbitration proceedings (including any such proceedings, which are pending, or to our knowledge, threatened) which proceedings we believe could reasonably be expected to have a material adverse effect on our results of operations, cash flows or financial position. See – “Note 33 to our consolidated financial statements” included elsewhere in this Annual Report for more information.

–	Proceedings against the GoI which has disputed our exercise of the call option to purchase its remaining ownership interest in BALCO

There are certain proceedings that are currently ongoing with respect to the exercise of a call option to acquire the remaining shares of BALCO held by the GoI, in accordance with the terms of the shareholders’ agreement between the GoI and us. The amount claimed under this proceeding is presently unquantifiable. The arbitral tribunal formed under the directions of the High Court of Delhi pronounced an award on January 22, 2011. The award held certain clauses of the shareholders’ agreement to be void, ineffective and inoperative as being in violation of sub section (2) of Section 111A of the Companies Act, 1956. We filed an application before the High Court of Delhi to set aside this award under Section 34 of the Arbitration and Conciliation Act, 1996. The application would be listed for hearing in due course. See “Item 4 – Information on the Company - B. Business Overview - Our Business - Options to Increase Interests in HZL and BALCO”.

–	Proceedings by the GoI which has disputed our exercise of the call option to purchase its remaining ownership interest in HZL

We commenced arbitration proceedings against the GoI with respect to exercise of our call option to acquire the remaining shares of HZL held by the GoI, in accordance with the terms of the shareholders’ agreement between the GoI and us. The GoI denied our right to exercise the option on the basis that the shareholders’ agreement contravenes the provisions of Section 111A of the Companies Act, 1956 and is therefore void. While the Arbitration was in process, a PIL was filed seeking restraint on disposal of residual shares by GoI the Supreme Court on January 19, 2016 ordered the status quo be maintained with respect to any further disinvestment of government interest in HZL until further orders are passed by the Supreme Court. The Supreme Court, on August 13, 2020 however removed the status quo order in place to the extent that arbitration proceedings can continue with respect to our claim call option rights under the shareholder agreement. Pursuant to the Supreme Court order we had written to the arbitration tribunal for commencement of arbitration proceedings and tribunal is yet to confirm the date for resumption of arbitration proceedings. The PIL seeking restraint on further disinvestment is yet to be notified. See “Item 4: Information on the Company - B. Business Overview - Our Business - Options to Increase Interests in HZL and BALCO”.

–	Legal proceedings related to mining operations in the State of Goa

Pursuant to findings in the Justice M.B. Shah Commission Report dated March 15, 2012 on the allegations of illegal mining in the State of Goa, the state government banned iron ore mining operations in Goa on September 10, 2012 and the MoEF&CC suspended environmental clearances of all mining leases within the State of Goa. A writ petition was filed before the Supreme Court of India to initiate action based on the Justice M.B. Shah Commission Report and an interim order was passed by the Supreme Court of India on October 5, 2012 suspending mining operations within Goa.

The Supreme Court of India passed an interim order on November 11, 2013 directing that the Directorate of Mines and Geology verify the inventory of the excavated mineral ores and the Monitoring Committee be constituted to sell the materials through an e-auction and proceeds from the auction to be deposited with the state government. The auction of inventorized ore is yet to be completed.

On April 21, 2014, the Supreme Court passed judgment in the matter lifting the ban with certain stipulations, including directions on mining by the lessees after November 22, 2007 as being illegal, and dumping outside the leased area as being impermissible. The Supreme Court also ordered that an interim buffer zone be fixed at one kilometer from the boundaries of National Parks and Sanctuaries, set an ad-hoc cap on annual excavation at 20 million tons other than from dumps until such time as the final report of Expert Committee on Iron ore is submitted, and also ordered the appropriation of the sale value of e-auctioned inventorized ores by the state government as per stipulated conditions, and the payment of 10.0% of the sale proceeds to the Goa Iron Ore Permanent Fund. The Supreme Court has held that all mining leases in the State of Goa, including those of the Company, had expired in 2007 and consequently, no mining operations can be carried out until renewal/execution of mining lease deeds by the state government. The petition filed by us in May 2014 for the review of the aforesaid judgment in the Supreme Court of India on certain limited issues was subsequently withdrawn by us in September 2014.

On August 13, 2014, the High Court of Bombay, Goa Bench passed a common order directing the State of Goa to renew the mining leases for which stamp duty was collected in accordance with the Goa Mineral Policy (2013) and to decide the other applications for which no stamp duty was collected within three months thereof.

On January 15, 2015, the government of Goa revoked the order suspending mining operations in the State of Goa and MoEF&CC has revoked suspension of environmental clearances in March 2015. Subsequently, the lease deeds for all working leases were executed and registered as of August 2015. We obtained the CTO under the Air (Prevention of Pollution) Act and Water (Prevention of Pollution) Act from the Goa State Pollution Control Board and mining plan approval from the Indian Bureau of Mines for these leases, and the Company resumed operations of its mines on August 10, 2015.

On September 10, 2014, the Goa Foundation challenged the High Court order directing the renewal of mining by way of a Special Leave Petition (SLP) before the Supreme Court of India, challenging the judgment of the High Court dated August 13, 2014 directing renewal of mining leases. Another set of SLPs on an identical issue were filed by a local activist. Two writ petitions have also been filed before Supreme Court by Goa Foundation and Sudip Tamankar in September 2015 for setting aside the second renewal of iron ore mining leases in Goa made under section 8 (3) of Mines and Minerals (Development and Regulation) “(MMDR”) Act and challenging the revocation of suspension on mining in State of Goa. The Supreme Court passed its final order in the matter on February 7, 2018 wherein it set aside the second renewal of the mining leases granted by the State of Goa. The Supreme Court directed all lease holders operating under a second renewal to stop all mining operations with effect from March 16, 2018 until fresh mining leases (not fresh renewals or other renewals) and fresh environmental clearances are granted under the MMDR Act. The State Government of Goa filed a review petition against the said judgment dated February 7, 2018.

Subsequent to the aforesaid judgement, Vedanta Limited filed a representation before the state government seeking an extension on the validity of leases in consonance with provisions of MMDR Amendment Act which provided that all leases granted prior to the commencement of MMDR Amendment Act were deemed to be granted for a tenure of fifty (50) years. The state government did not consider the representation citing the Supreme Court judgment in place in respect of the issue. Vedanta Limited challenged state government’s stand before the High Court of Bombay at Goa by way of a writ petition which was also rejected basis the earlier Supreme Court. Company has now challenged the order of High Court before the Supreme Court, in which notice has been issued to parties and the State Government has filed a supportive affidavit. The SC has also allowed the impleadment of Goa Foundation and Sudip Tamankar and they have filed their replies. Company has also filed a review petition against the SC judgment dated February 7, 2018. The matter is next listed on September 25, 2020. Separately, the Expert Committee on Iron ore has filed their reports on dump handling and ceiling on annual extractions before the Supreme Court recommending the immediate enhancement of the annual extraction ceiling to 30 million MT, and subsequently to 37 million MT after the development of infrastructure. The Expert Committee on Iron ore’s report is yet to be accepted and the matter is pending before the Supreme Court.

–	Certain prosecution proceedings brought by SEBI against us, Mr. Anil Agarwal and Mr. Tarun Jain

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

–	Criminal proceedings against certain directors and employees of BALCO

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

–	Penalties levied by the Enforcement Directorate on certain of our directors and us

On August 3, 2004, the Enforcement Directorate levied penalties on certain of our directors and us aggregating to ₹ 347 million ($ 5 million). It was alleged that we transferred an amount of ₹ 2,080 million ($ 28 million) to Twinstar Holdings Limited and invested in Sterlite and MALCO through Twinstar Holdings Limited without the permission of the RBI. We have submitted that Twinstar Holdings Limited obtained the required approvals from the Foreign Investment Promotion Board (“FIPB”) for the investment. We appealed to the appellate tribunal against the Enforcement Directorate’s order for foreign exchange seeking a waiver of the pre-deposit amount, which was equal to 100.0% of the penalty levied, which appeal was allowed by the tribunal. The Enforcement Directorate appealed against this decision of the tribunal to the High Court of Delhi, which referred the matter back to the tribunal to consider the issue afresh. The Appellate Tribunal on August 06, 2019 passed a favorable order directing a stay on the pre-deposit amount. The matter will be heard on merits in due course.

–	Criminal proceedings against former directors of Sesa Industries Limited

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

–	Writ petitions filed against us alleging violation of certain air, water and hazardous waste management regulations at our Tuticorin plant

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

Separately, in March 2013, the TNPCB ordered the closure of the copper smelter at Tuticorin due to complaints regarding a noxious gas leak by local residents. On April 1, 2013, we filed a petition with the NGT challenging the order of the TNPCB on the basis that the plant’s emissions were within permissible limits. The NGT passed an interim order on May 31, 2013 allowing the smelter to recommence operations subject to certain conditions, and consequently we recommenced operations on June 16, 2013. The expert committee constituted by the NGT submitted a report on the operation of the plant on July 10, 2013 stating that the plant’s emissions were within the prescribed standards. Based on this report, the NGT ordered on July 15, 2013 that the smelter could recommence its operations. On August 8, 2013, the NGT confirmed its May 31, 2013 order and held that there was no health impact owing to the operations with directions to comply with the recommendations made by the committee to further improve the working of the plant within a time bound schedule. We implemented all the recommendations during fiscal year 2013. However, the TNPCB filed a civil appeals in 2013 against the NGT’s interim order dated May 31, 2013 and the final order dated August 8, 2013. V Gopalaswamy, the General Secretary of a political party, MDMK, also filed civil appeals in 2013, which are pending before the Supreme Court of India.

These appeals have been allowed by the Supreme Court and the NGT judgment dated August 8, 2013 has been set aside on grounds of maintainability. However, the Supreme Court has given the Company, liberty to approach the High Court of Madras challenging the orders of TNPCB. We have now approached the High Court of Madras, Principal Bench challenging the impugned orders of TNPCB passed in 2013. The High Court vide its judgement dated August 18, 2020 dismissed the writ petition filed by the Company. The Company approached the Supreme Court and challenged the said High Court order by way of a Special Leave Petition to Appeal. The matter was listed on August 31, 2020. After hearing the parties, the bench admitted the SLP and issued the notice to the respondents to file counter affidavit on SLP and the prayer for interim relief within four weeks. The rejoinder by the Petitioners (Vedanta Limited) will need to be filed within two weeks thereafter.

–	Proceedings related to the existing copper smelting operations and the proposed expansion project at the Tuticorin plant

The CTO for our existing 400,000 TPA copper smelter plant at Tuticorin which was due to expire on March 31, 2018. We filed an application dated January 31, 2018, before the TNPCB for renewal of consent to operate, as per procedure established by law. The TNPCB rejected the said renewal application by its order dated April 9, 2018 (Rejection Order). The Company had filed an appeal before the TNPCB Appellate Authority challenging the Rejection Order, which the Company withdrew after the NGT Order dated December 15, 2018 on account of redundancy of proceedings before the TNPCB Appellate Authority.

During the pendency of the aforesaid appeal, TNPCB through its order dated May 23, 2018, ordered the disconnection of electricity supply and closure of the existing copper smelter plant with immediate effect. TNPCB passed the said closure order without any prior notice to us, which was due to be served as per the requirements under Section 21(4) of the Air (Prevention and Control of Pollution) Act, 1981 and Rule 34 of the Water (Prevention and Control of Pollution) Rules 1975. Thereafter, the Government of Tamil Nadu, proclaiming and endorsing TNPCB’s Rejection Order, issued orders dated May 28, 2018, with a direction to seal the existing copper smelter plant unit permanently (“TN Government Order”), without providing any prior notice to us. The Company filed an appeal before NGT, Principal Bench at New Delhi challenging the closure order passed by TNPCB as well as the TN Government Order for sealing of the existing plant and the appeal was allowed vide NGT’s judgement dated December 15, 2018. The NGT judgment was challenged before the Madurai Bench of the High Court of Madras (by a writ petition filed by an intervenor, Fathima Babu), which ordered to maintain status quo regarding the closure of the plant at Tuticorin until the State decided on filing of the appeal. The Company challenged the order of the High Court before the Supreme Court. Meanwhile, the State also approached the Supreme Court against the final orders of the NGT ordering the reopening of the plant at Tuticorin.

The Supreme Court on February 18, 2019 set aside the NGT judgment dated December 15, 2018 on the grounds of maintainability, allowing Vedanta Limited the liberty to approach the High Court of Madras to challenge all the orders collectively, stating that no plea of alternative remedy shall be allowed.

Based on the said order, Vedanta Limited has filed a writ petition before the Principal Bench of the High Court of Madras and has additionally filed an application seeking interim relief for care and maintenance of the plant. The High Court vide its judgement dated August 18, 2020 dismissed the writ petition filed by the Company. The Company approached the Supreme Court and challenged the said High Court order by way of a Special Leave Petition to Appeal. The matter was listed on August 31, 2020. After hearing the parties, the bench admitted the SLP and issued the notice to the respondents to file counter affidavit on SLP and the prayer for interim relief within four weeks. The rejoinder by the Petitioners (Vedanta Limited) will need to be filed within two weeks thereafter..

Separately, our environmental clearance for the proposed copper smelter plant 2 (expansion project) expired on December 31, 2018. Our application for renewal of such environmental clearance was rejected by the MoEF&CC. Thereafter, we made a new application dated March 12, 2018, before the Expert Appraisal Committee of the MoEF&CC wherein a sub- committee was directed to visit the expansion project site prior to prescribing the terms of reference.

In the meantime, the Madurai Bench of the High Court of Madras in a public interest litigation filed against us by the MoEF&CC and State Industries Promotion Corporation of Tamil Nadu (“SIPCOT”) held through its order dated May 23, 2018, that the application for renewal of the environmental clearance for the expansion project shall be processed after a mandatory public hearing and the said application shall be decided by the competent authority on or before September 23, 2018. In the interim, the High Court ordered us to cease construction and all other activities on site for the proposed expansion project with immediate effect. Separately, SIPCOT through its letter dated May 29, 2018, cancelled 342.22 acres of the land allotted to us for the proposed expansion project, which has been stayed by High Court of Madras. Further, the TNPCB issued orders on June 7, 2018, directing the withdrawal of the consent to establish for the expansion project, which is valid until March 31, 2023.

Hearing the case of expansion project, Madras High Court vide its order dated October 3, 2018 has granted an interim stay in favour of the Company against order of SIPCOT (State Industries Promotion Corporation of Tamil Nadu) dated May 29, 2018, cancelling 342.22 acres of the land allotted to us. The MoEF&CC has updated on its website that Vedanta Limited’s environmental clearance for expansion project will be considered for ToR either upon verdict of the NGT case or upon filing of a Report from the State Government/ District Collector, Thoothukudi. The Company has also filed Appeals before the TNPCB Appellate Authority challenging withdrawal of CTE by the TNPCB, the matter is pending for hearing and will be listed in due course.

–	Challenge relating to the environmental clearance granted for our expansion plans of refinery in Lanjigarh

On November 20, 2015, the MoEF&CC granted an environmental clearance in line with the Expert Appraisal Committee’s recommendation for the alumina refinery expansion up to 4 mtpa and environmental clearance of up to 6 mtpa, which will be received as an amendment to the existing environmental clearance after the completion of land acquisition of the balance area of 666.03 HA. Further, a Consent to establish for 4 mtpa and CTO for 2 mtpa has also been granted.

On February 18, 2016, an individual challenged the environmental clearance granted for the alumina refinery expansion at Lanjigarh before the NGT, Kolkata, wherein MoEF&CC, Odisha State Pollution Control Board and we have been made parties. The matter is pending before the NGT and is yet to be heard. The next date is yet to be notified. In the meantime, another individual has filed an interlocutory application to be impleaded in the matter before the NGT, Kolkata.

–	Proceedings relating to levy of environmental compensation on account of fly-ash generation

BALCO has three thermal power plants in Korba, Chhattisgarh with a total capacity of 2010 MW out of which 1740 MW is operational. The MoEF&CC has issued several notifications laying down the terms for disposal of ash produced from the thermal power plants. However, compliance with manner of disposal as specified in these notifications is not practically attainable on account of lack of demand from user agencies. Consequently, in accordance with the conditions of BALCO’s Environmental Clearance, left over ash generated from the power plants is disposed off in ash dykes after giving preference to supplying the same user agencies.

The NGT took cognizance of the matter and vide its order dated February 12, 2020 ordered for levy of environmental compensation on companies failing to comply with the aforesaid notifications. BALCO filed a Special Leave Petition before the Supreme Court by way of challenging the NGT order on the grounds that it is not in consonance with the Supreme Court’s previous orders dated December 12, 2018 and February 4, 2019 and the methodology for determination of compensation is not reasonable.

No demand letter has been received from the State/ Central Pollution Control Board for environmental compensation by BALCO as on date. The SLP is yet to be listed before the Supreme Court for admission hearing. Vedanta Limited (Jharsuguda and Lanjigarh units) and TSPL have also challenged the aforesaid NGT order by way of separate Civil Appeals before the Supreme Court, and the appeals are yet to be listed. Vedanta Limited and TSPL have also not received any demand notices yet.

However, in a similar matter in a SLP filed by NTPC (where demand has been raised), Supreme Court granted stay of recovery of environmental compensation. In yet another matter in a SLP filed by National Aluminium Company Limited (“NALCO”) (where no demand has been raised), the Supreme Court granted stay of recovery, if any, in pursuance of the impugned order of the NGT.

–	Proceedings against us challenging environmental consents received for our expansion project of pig iron, metallurgical coke, sinter plants and power plant in Goa

On March 6, 2012, the High Court of Bombay dismissed a public interest litigation filed by Mr. Ramachandra Vaman Naik and others for quashing an approval issued by the MoEF&CC and the Goa State Pollution Control Board (“GSPCB”) for the expansion project of a pig iron, metallurgical coke, sinter plants and power plant in Goa. On July 26, 2012, Mr. Naik challenged this order by filing a special leave petition before the Supreme Court for an interim stay of the order and for a stay on the construction and operation of the plants in Goa. No stay has been granted in these matters and all respondents have filed their counter–affidavits. The Supreme Court, on November 7, 2016, transferred the matter to the NGT, New Delhi for a de novo hearing and disposal. The Supreme Court also set aside the order passed by the High Court without expressing any opinion on the merits of the case. On December 4, 2017, NGT heard the matter and disposed with directions to the MoEF&CC to examine if any additional conditions are to be added to the environmental clearances and pass orders expeditiously. MoEF&CC has now completed its site inspection and passed an order imposing certain additional conditions in the environmental clearance.

Separately, an application was filed by the village panchayat head of Navelim, Goa before the NGT against the GSPCB, MoEF&CC, State of Goa, others and us alleging that (i) GSPCB had issued its approval in a piecemeal manner to us, even though the environmental clearance order issued by the MoEF&CC and the approval are for all four plants thereby violating the MoEF&CC order, (ii) the no-objection certificate issued in relation to this project in 2007 was forged and fabricated, and (iii) the CN5 bridge at Maina-Navelim junction falls outside the notified industrial area, and crosses a public road belonging to the village panchayat. The application sought cancellation of the approval and the order of the MoEF&CC. On March 1, 2013, the NGT gave directions to issue notices to all the parties. We responded on April 11, 2013, denying all contentions and submissions made by the village head and requested that the application be dismissed. Pleadings in the matter have been completed. Subsequently on February 10, 2014, the matter was transferred from the Principal Bench of the NGT at New Delhi to the Western Bench of the NGT at Pune, where the matter is yet to be listed.

–	Shenzhen Shandong Nuclear Power Construction Co. Limited has commenced arbitration proceedings against us

On February 19, 2012, Shenzhen Shandong Nuclear Power Construction Co. Limited (“SSNP”) filed a petition before the Bombay High Court under section 9 of the Arbitration and Conciliation Act, 1996, alleging non-payment of their dues towards construction of a 210 MW co-generation power plant for a refinery expansion project at Lanjigarh, and filed a claim of ₹ 16,420 million ($ 218 million). This was subsequent to SSNP’s notice for termination of the contract dated February 25, 2011 and legal notice dated February 23, 2012 for recovery of its alleged dues. SSNP also made a request for interim relief. Under the petition, SSNP sought for a restraining order on encashment of the advance bank guarantee, injunction from disposing or creating third party right over plant and machinery at the project site and security for the amount due under the contract. On April 25, 2012, the High Court of Bombay dismissed SSNP’s petition. SSNP appealed against this order and the High Court of Bombay by its order dated December 12, 2012 ordered us to deposit a bank guarantee for an amount of ₹ 1,870 million ($ 25 million) until completion of the arbitration proceedings.

On April 9, 2013, we filed a counterclaim for delays in operations caused for which we argued that SSNP was responsible. Subsequently, SSNP filed an application for an interim award of ₹ 2,020 million ($ 27 million) before the arbitral tribunal, which was not granted. The arbitral award was pronounced on November 9, 2017, wherein the Tribunal awarded an aggregate amount of ₹ 2,210 million ($ 29 million) to SSNP payable within a period of 120 days carrying an interest at the rate of nine per cent (9.0%) from the date of filing of the claim and along with a cost of ₹ 5 million ($ 0.07 million). The tribunal further directed that beyond the said period of 120 days, the award amount shall carry an interest at the rate of fifteen per cent (15.0%) till the realization of the award amount.

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

SSNP had filed a clarification application before the Supreme Court praying for the original award pronounced by the Tribunal on November 9, 2017 which was withdrawn by SSNP and now stands disposed of.

Vedanta Limited then filed a reply to the Execution Petition filed by SSNP in the Delhi HC for giving effect to the its earlier order and requesting SNNP to hand over the drawings, documents and the Bank Guarantee. The court, in its order dated August 08, 2019, accepted the Company’s argument that the Euro component can be paid in INR subject to the arguments of SSNP on the next date. With respect to our submission for return of drawings and documents as a precondition to the release of payments, SSNP submitted an affidavit on September 12, 2019. The matter was then listed on October 21, 2019 for hearing and as per the order ₹ 347 Million has been released out of the deposit made with the Registry in the first week of November. In the meantime, SSNP also approached Vedanta Limited for a settlement which was rejected, stating that the same shall not be accepted unless the settlement offer is made by SSNP in writing.

On January 06, 2020, the court recorded our submissions on refund of excess security deposited with the Registry by Vedanta Limited and on the issue of release of drawings and documents as sought by Vedanta Limited. The court directed SSNP to file an affidavit within two weeks’ to show that such drawings and documents have been supplied by them, thereafter two weeks’ time was given to Vedanta Limited to file a reply to the same. Vedanta Limited has filed a petition to recover the surplus deposit amount lying with the Registry. In the same order, accounts officers of the court was directed to examine the calculation filed by the parties and submit the report to the court. The matter is yet to be notified. In the meantime, SSNP has filed an Execution First Appeal in the same enforcement petition before Delhi High Court which is yet to registered for hearing.

The aggregate award amount now stands revised at ₹ 2943.6 million ($ 39 million) as on March 31, 2020.

–	Proceedings against TSPL relating to its delay in commissioning various units of the power plant

TSPL entered into a long term power purchase agreement with the Punjab State Power Corporation Limited (“PSPCL”) for supply of power. TSPL has a contractual obligation to complete the commissioning of various units of the power plant according to the scheduled timelines agreed in terms of the agreement. According to the terms of the agreement, there are obligations and performances to be met by both PSPCL and TSPL. PSPCL was obligated to fulfill certain conditions including procuring interconnection and transmission facilities, arranging supply of adequate quantity of fuel for the project etc. However, due to the delay in fulfilment of certain obligations and other force majeure reasons, there were delays in implementing the project as compared to the scheduled timelines under the agreement. TSPL received letter from PSPCL, seeking payment of liquidated damages of ₹ 3,176 million ($ 42 million) for each delay in commissioning of Units I, II and III totaling ₹ 9,529 million ($ 126 million).

Subsequently, PSPCL invoked the bank guarantee of ₹ 1,500 million ($ 20 million) towards payment of the liquidated damages on account of delay in completion of the commissioning of Unit I. TSPL filed a petition with the Punjab State Electricity Regulatory Commission (“PSERC”) for quashing of the wrongful claim of liquidated damages and grant of extension of time to complete the commissioning of various units of the power plant. On October 22, 2014, PSERC ordered the matter to be settled through arbitration and allowed the stay on encashment of the bank guarantee until the matter is finally adjudged by the arbitrator. PSPCL submitted an appeal in Appellate Tribunal for Electricity (“APTEL”) against the PSERC order and on May 12, 2015, APTEL disposed the appeal by directing that the matter will be adjudicated by an arbitral tribunal. The arbitral proceedings have concluded on February 15, 2017 and the award was made in TSPL’s favor. Meanwhile, PSPCL has filed an application challenging the award under section 34 of the Arbitration and Conciliation Act, 1996, which is scheduled for hearing on September 29, 2020.

–	Proceedings against TSPL relating to mega power project benefits

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

PSERC passed a 2:1 majority judgement dated December 2, 2014, holding against TSPL. TSPL thereafter filed an appeal in January 2015 along with a stay application before the APTEL. The appeal was admitted, however, the stay application was rejected by APTEL. Against this rejection of stay application, TSPL filed an appeal in Supreme Court on July 28, 2015. The Supreme Court granted stay order against any recovery of mega power project benefits by PSPCL. The stay granted by the Supreme Court was vacated on February 6, 2017, which led to a deduction of ₹ 2,140 million ($ 28 million) from TSPL’s monthly billing by PSPCL. Upon appeal, Supreme Court directed PSPCL to refund ₹ 500 million ($ 7 million) from the amount deducted from TSPL’s bill subject to final outcome of appeal before APTEL. Following this order, APTEL also granted a stay against further deductions from the monthly billing against a bank guarantee furnished by TSPL.

APTEL dismissed the appeal filed by TSPL and disallowed TSPL’s contentions in its final judgement order dated July 4, 2017. TSPL filed an appeal before the Supreme Court against the adverse final judgement of APTEL. This appeal was admitted by Supreme Court on July 10, 2017 and a stay order was granted against PSPCL’s proposed deduction of ₹ 900 million ($ 12 million) from TSPL’s bills and against the encashment of bank guarantee amounting to ₹ 380 million ($ 5 million) which was furnished by TSPL to PSPCL under APTEL’s order. TSPL filed a clarification application before the Supreme Court of India, which was allowed and PSPCL was directed to refund ₹ 500 million ($ 7 million). However, the ongoing monthly deductions on account of mega benefit claim has not been stayed by the Supreme Court. The appeal is pending for further hearing and next date is yet to be notified.

–	TSPL dispute related to Coal GCV measurement and coal washing

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

PSERC issued the final order on November 23, 2015 denying all the claims made by TSPL. TSPL filed an appeal before APTEL challenging the order of PSERC. On July 3, 2017, APTEL partially allowed the appeal awarding unloading and shunting charges to TSPL although it ruled against TSPL on other claims. PSERC remand proceedings commenced pursuant to APTEL’s order dated July 3, 2017, for computation of unloading and shunting charges allowed to TSPL and PSERC passed its final order on May 6, 2019. TSPL filed an appeal against the APTEL order dated July 3, 2017 before the Supreme Court. On March 7, 2018, the Supreme Court allowed TSPL’s appeal and directed PSPCL to pay charges for washing, surface transportation and to measure GCV of coal at TSPL site. The Supreme Court also dismissed the cross appeal filed by PSPCL, thereby affirming APTEL’s order allowing unloading and shunting charges to be paid by PSPCL. However, PSPCL misinterpreting the Supreme Court order, paid only ₹ 160 million ($2 million) on September 17, 2018 on account of washing charges. TSPL has filed a Contempt Petition in the Supreme Court.

The Supreme Court vide its order dated August 7, 2019 allowed the claims of TSPL and directed PSPCL to pay within six weeks. PSPCL paid ₹ 10,200 million to TSPL

However, PSPCL did not pay the complete amount and withheld balance amount due on account of yield loss and interest etc. TSPL has filed a second contempt petition for the remaining amount. The same is tentatively listed for hearing on November 6, 2020.

–	Petitions filed against BALCO in relation to the alleged encroachment of land on which our Korba smelter is located

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

With respect to the approvals for forest land, petitions have been filed in public interest before the Supreme Court of India by various individuals and Sarthak, a non-governmental organization alleging that BALCO is using forest land for non-forest activities. The Supreme Court of India referred the matter to the Central Empowered Committee (“CEC”), which recommended an ex post-facto diversion of forest land with payment of net present value of land for which forest compensation was not paid prior to the year 1980. Subsequently, it was alleged that BALCO had cut trees in violation of the Court order and the petitioner filed a contempt petition and the matter was again referred to the CEC. The CEC submitted its report on June 30, 2012 to the Court recommending that a detailed survey should be conducted through Forest Survey of India (MoEF&CC) using high quality remote sensing technique to find out whether any tree felling and/or non-forest use has taken place after February 29, 2008 in the revenue forest land and/or deemed forest in possession of BALCO. In order to expedite the proceedings, BALCO filed an application in the Court seeking direction to pay the net present value of forest land as per the recommendation of the CEC providing an ex-post facto diversion of the 1,751 acres forest land held by BALCO. The CEC has submitted its report dated February 22, 2019 on the ground trothing exercise conducted by the Forest Survey of India (FSI) jointly with BALCO between October 29, 2019 and October 31, 2019.

Matter is currently pending before the Supreme Court and is to be listed in due course. In the meantime, BALCO had filed an application before the Tehsildar, Korba for eviction of illegal occupants on BALCO’s land. The application was rejected on the grounds of the land matter being sub-judice before the Supreme Court. BALCO has filed an interlocutory application before the Supreme Court against the order of the Tehsildar and the matter is yet to be listed for hearing.

BALCO has also filed another IA in this matter against the directions issued by the Chhattisgarh Government under the Rajiv Gandhi Ashray Yojna for allotment of land to the illegal occupants of land. The matter is also pending before the Supreme Court and is to be listed in due course.

–	Forest development tax levied by the Government of Karnataka

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

–	Demands against HZL by Department of Mines and Geology

The Department of Mines and Geology of the State of Rajasthan issued several show cause notices in August, September and October 2006, aggregating ₹ 3,339 million ($ 44 million) to HZL, claiming unlawful occupation and unauthorized mining of associated minerals other than zinc and lead at HZL’s Rampura Agucha, Rajpura Dariba and Zawar mines in Rajasthan, during the period from July 1968 to March 2006. In response, HZL filed a writ petition against these show cause notices. In October 2006, the High Court issued an order granting a stay and restrained the Department of Mines and Geology from undertaking any coercive measures to recover the penalty. In January 2007, the High Court issued another order granting the Department of Mines and Geology additional time to file their reply and also ordered the Department of Mines and Geology not to issue any orders canceling the lease. However, the Central Government and State Government are yet to file their replies. In a similar matter, DMG had issued a demand notice with respect to HZL’s Rajpura Dariba Mines which was challenged by HZL before Revisionary Authority and secured a favourable order. The State Government has filed a writ petition before the High Court of Jodhpur against the said RA order. Subsequently the State filed an early hearing application, but it was held that the State’s application cannot be admitted till the Central Govt files its affidavit. The matter will be listed in due course for hearing.

–	Demand against BALCO for electricity duty

In February 2010, BALCO received a notice from the Chief Electrical Inspector, Government of Chhattisgarh demanding BALCO to pay ₹ 2,404 million ($ 32 million) from June 2005 to March 2009, towards electricity duty for the generation of power by BALCO’s 540 MW power plant. The notice alleged that BALCO did not submit the eligibility certificate required for exemption from payment of electricity duty. The said exemption was claimed pursuant to a memorandum of understanding entered with the state government and according to the industrial policy 2001-2006. The state level committee recommended that an eligibility certificate be issued to us that will exempt us from paying duty on electricity. BALCO filed an application before Directorate of Industries for the issuance of an eligibility certificate and granting an exemption from payment of electricity duty in year 2005 and also 2007 but the same was rejected by its letter dated February 28, 2019. Thereafter, BALCO submitted its representation dated April 18, 2019 before the Industries Department and the Energy Department for re-consideration of BALCO’s application with subsequent reminders dated June 26, 2019 and September 06, 2019 and the same are pending for consideration as on date. The amount of duty on electricity payable for the period subsequent to March 31, 2009 until March 31, 2020 is ₹ 9,530 million ($ 126 million)

–	Claim against HZL for environment and health cess by the State of Rajasthan

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

–	Claims for contributions towards the District Mineral Foundation

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

The Supreme Court through order dated October 13, 2017, held that contribution to DMF in case of minerals other than coal shall take effect from September 17, 2015 and in the case of coal from October 20, 2015 or from the date on which the DMF was established by the state, whichever is later. Pursuant to the Supreme Court order, HZL has challenged the demand for payment between the disputed periods, i.e. from the date when the State of Rajasthan established DMF until the date when the High Court of Rajasthan has granted a stay. In parallel, BALCO has filed a petition before the High Court of Delhi challenging the constitutionality of section 9B (5) and section 9B (6) of the MMDR Act. HZL has also filed an intervention application in the said petition.

HZL has also filed another writ petition before the High Court of Jodhpur challenging the discriminatory rates of contribution for major and minor minerals as well as mining leases granted post and prior to the date of amendment of the Act. Both the writ petitions have been clubbed by the court. The next date in the matter is yet to be notified.

–	Demands against HZL by Department of Mines and Geology - Demand for royalty

The Department of Mines and Geology of the State of Rajasthan issued a show cause notice to HZL vide an office order dated January 31, 2020 wherein HZL was called upon to present its case against the DMG’s demand for royalty for associated minerals i.e. Silver and Cadmium, by-product Sulphur, waste tailing and demand for DMFT and NMET contributions.

HZL challenged the computation mechanism in the royalty on the ground that the state has not complied with the previous orders of High Court of Rajasthan where a similar computation mechanism was challenged and court had directed the government to review the supporting documents, rules and judicial precedents. Pending compliance of its previous orders, the High Court vide its order dated February 19, 2020 directed that HZL shall be afforded an opportunity of hearing by the Additional Chief Secretary, Department of Mines, Government of Rajasthan and no coercive action should be taken on account of the order passed by the Additional Chief Secretary until the same is placed for confirmation before the court. The court would decide on the future course of action in matter thereafter.

–	Proceedings relating to HZL’s transfer of mining leases.

On February 25, 2020 the State of Rajasthan issued orders to HZL alleging that the disinvestment of HZL and various other mergers amounts to transfer of HZL’s leases in favour of Vedanta. HZL has been directed to regularise the lease under section 12A(6) of the MMDR Act read in conjuction with Mineral (Transfer of Mining lease Granted otherwise than through Auction for Captive Purpose) Rules, 2016 applicable to captive mines, failing which the leases would be terminated. HZL has since filed revision applications before the Central Government under Section 30 of the MMDR Act challenging the said order by State of Rajasthan. HZL also approached the High Court of Rajasthan for necessary protection orders until the matter is heard by the Revisionary Authority, Ministry of Mines. The revision application is currently being processed and next date of hearing is two months from July 17, 2020. The State of Rajasthan has been directed by the Revisionary Authority, Ministry of Mines not to take coercive action until final disposal of the matter.

–	Claim against BALCO for energy development cess

BALCO challenged the imposition of Energy Development Cess levied on generators and distributors of electrical energy at the rate of 10 paise per unit on the electrical energy sold or supplied before the High Court on the grounds that the cess is effectively on production and not on consumption or sale since the figures of consumption are not taken into account and the cess is discriminatory since captive power plants are required to pay at the rate of 10 paise while the State Electricity Board is required to pay at the rate of 5 paise. The High Court of Chhattisgarh by its order dated December 15, 2006 declared the provisions imposing ED Cess on CPPs as discriminatory and therefore ultra vires the Constitution. BALCO sought a refund of the cess amounting to ₹ 345 million ($ 5 million) it had already paid till March 2006 under protest.

The State of Chhattisgarh filed a Special Leave Petition before the Supreme Court and the SC whilst issuing notice has stayed the refund of the Cess already deposited and the Supreme Court has also directed the State of Chhattisgarh to raise the bills but no coercive action be taken for recovery for the same. In case the Supreme Court overturns the decision of the High Court, Balco would be liable to pay an additional amount of ₹ 8,407 million ($ 112 million) as at March 31, 2020 (March 31, 2019 : ₹ 7,501 million). Accordingly the total liability on the Group would be ₹ 8,752 million ($ 116 million) as at March 31, 2020 (March 31, 2019: ₹ 7,846 million).

–	Show cause notice from the Indian tax authorities for not withholding tax on payments made while acquiring a subsidiary

In March 2014, Vedanta Limited (notice was served on Cairn India Limited which subsequently merged with Vedanta Limited, accordingly now referred to as Vedanta Limited) received a show cause notice from the Indian Tax Authorities (‘Tax Authorities’) for not deducting withholding tax on the payments made to CUHL, for acquiring shares of CIHL, as part of their internal reorganisation. The Tax Authorities have stated in the notice that a short-term capital gain has accrued to CUHL on transfer of the shares of CIHL to Vedanta Limited, in the financial year 2006–2007, on which tax should have been withheld by the Company. Pursuant to this, various replies were filed with the Tax Authorities. After several hearings, the Income Tax Authority, in March 2015, issued an order holding the Company as ‘assessee in default’ and raised a demand totaling ₹ 204,947 million ($ 2,718 million) (including interest of ₹ 102,473 million ($ 1,359 million)). The Company had filed an appeal before the First Appellate Authority, Commissioner of Income Tax (Appeals) which vide order dated July 03, 2017 confirmed the tax demand against the Company. The Company has challenged the Commissioner of Income Tax’s (Appeals) order before the Income Tax Appellate Tribunal (“ITAT”).

Vedanta Limited also filed a writ petition before the Delhi High Court wherein it has raised several points for assailing the aforementioned Income Tax Authority’s order.

The matter scheduled for hearing on December 3, 2020 before the Delhi High Court.

Separately CUHL, on whom the primary liability of tax lies, had received an Order from the ITAT in the financial year 2016-17 holding that the transaction is taxable in view of the clarification made in the Act but also acknowledged that being a retrospective transaction, interest would not be levied. Hence affirming a demand of ₹ 102,473 million ($ 1,359 million) excluding the interest portion that had previously been claimed. The tax department has appealed this order before the Delhi High Court. As a result of the above order from ITAT, the Group considers the risk in respect of the interest portion of claim to be remote. Further, as per the recent recovery notice dated October 12, 2018 received from the Tax Recovery Officer (TRO) appointed for CUHL, tax demand of CUHL of approx. ₹ 49,960 million ($ 663 million) along with interest is outstanding. Further, in the said notice, tax department had also instructed to remit the preference shares redemption amount including dividend payable thereon to the TRO. Accordingly, amount aggregating to ₹ 6,070 million ($ 81 million) has been paid to the TRO on October 26, 2018 thus reducing the liability to ₹ 43,890 million ($ 582 million). Vedanta Limited has also paid interim dividend of ₹ 50 million ($ 1 million) to the TRO. Accordingly, the Group has revised the contingent liability to ₹ 43,850 million and ₹ 43,840 million ($ 582 million) as at March 31, 2019 and March 31, 2020 respectively.

In the event, the case is finally decided against the Company, the demand payable along with interest as per the above mentioned order would be ₹ 204,947 million ($ 2,718 million), of which only ₹ 43,840 million ($ 582 million) million is considered as possible. Separately, but in connection with this litigation, Vedanta Resources Limited has filed a Notice of Claim against the GoI under the UK India Bilateral Investment Treaty (the BIT). The International Arbitration Tribunal passed a favourable order on jurisdiction and Transparency and hearing on merits have been completed in May 2019 and order will be passed in due course. The GoI has challenged the jurisdiction and Transparency orders of Arbitration Tribunal before the High Court of Singapore. The Singapore High court heard the Transparency matter on February 24, 2020 and passed favorable order and held that it will take up the Jurisdiction issue after receiving Tribunal’s award on merits. GOI has appealed the above High Court order before Singapore Supreme Court.

–	The Amalgamation and Re-organization Scheme has been challenged by the Indian tax authorities and others

Subsequent to the effectiveness of the Amalgamation and Re-organization Scheme, special leave petitions challenging the orders of the High Court of Bombay at Goa were filed before the Supreme Court of India by the Commissioner of Income Tax, Goa and the Ministry of Corporate Affairs in July 2013 and in April 2014, respectively. Further, a creditor and a shareholder have challenged the Amalgamation and Re-organization Scheme in the High Court of Madras in September 2013. Further, the Ministry of Mines, GoI have challenged the Amalgamation and Reorganisation Scheme before the High Court of Madras and the High Court of Bombay, Goa Bench, respectively. The Supreme Court of India has admitted the special leave petitions and the matter was last listed on July 1, 2019 and the next date of hearing is yet to be notified.

–	Arbitration proceedings on issues related to the cost recovery of the Ravva block

ONGC Carry

The Ravva Production Sharing Contract (PSC) obliges the contractor parties to pay a proportionate share of ONGC’s exploration, development, production and contract costs in consideration for ONGC’s payment of costs related to the construction and other activities it conducted in Ravva prior to the effective date of the Ravva PSC (the ONGC Carry). The question as to how the ONGC Carry is to be recovered and calculated, along with other issues, was submitted to an International Arbitration Tribunal in August 2002 which rendered a decision on the ONGC Carry in favour of the contractor parties (including Vedanta Limited (Cairn India Limited which subsequently merged with Vedanta Limited, accordingly now referred to as Vedanta Limited)) whereas four other issues were decided in favour of Government of India in October 2004 (Partial Award). The GOI then proceeded to challenge the ONGC Carry decision before the Malaysian courts, as Kuala Lumpur was the seat of the arbitration. The Federal Court of Malaysia upheld the Partial Award. As the Partial Award did not quantify the sums, therefore, contractor parties approached the same Arbitration Tribunal to pass a Final Award in the subject matter since it had retained the jurisdiction to do so. The Arbitral Tribunal was reconstituted and the Final Award was passed in October 2016 in Vedanta Limited’s favour. GOI’s challenge of the Final Award has been dismissed by the Malaysian High Court and the next appellate court in Malaysia i.e. Malaysian Court of Appeal. GOI then filed an appeal at Federal Court of Malaysia. The matter was heard on February 28, 2019 and the Federal Court dismissed GOI’s leave to appeal. The Company has also filed for the enforcement of the Partial Award and Final Award with Delhi High Court.

Base Development Cost

Ravva joint operations had received a claim from the MoPNG, GoI for the period from 2000-2005 for ₹ 8,922 million ($ 118 million) for an alleged underpayment of profit petroleum (by recovering higher Base Development Costs (“BDC”) against the cap imposed in the PSC) to the GoI, out of which, Vedanta Limited’s (Cairn India Limited which subsequently merged with Vedanta Limited, accordingly now referred to as Vedanta Limited) share will be ₹ 2,170 million ($ 29 million) plus interest. Joint venture partners initiated the arbitration proceedings and Arbitration Tribunal published the Award allowing claimants (including Vedanta Limited) to recover the development costs spent to the tune of ₹ 20,797 million ($ 276 million) and disallowed over run of ₹ 1,646 million ($ 22 million) spent in respect of BDC along with 50% legal costs. The High Court of Kuala Lumpur as well as Court of Appeal dismissed GOI’s application of setting aside the part of the Award. GOI challenge to the same before the Federal Court of Malaysia was also dismissed on May 17, 2016. The Company has filed an application for enforcement of award before Delhi High Court.

In connection with the above two matters, the Company has received an order dated October 22, 2018 from the GOI directing oil marketing companies (OMCs) who are the offtakers for Ravva to divert the sale proceeds to Government’s account. GOI alleges that the Ravva Joint Operations (consisting of four joint venture partners) has short paid profit petroleum of ₹ 23,491 million ($ 312 million) (the Company share approximately - ₹ 6,958 million ($ 92 million)) on account of the two disputed issues of ONGC Carry and BDC matters, out of which ₹ 4,788 million ($ 64 million) pertains to ONGC Carry and ₹ 2,170 million ($ 29 million) pertains to BDC Matter. Against an interim application, filed by Vedanta Limited along with one its other joint venture partner, seeking stay of such action from GOI, before the Delhi High Court, where enforcement petitions for both matters are pending, the Court directed the OMCs to deposit above sums to the Court for both BDC and ONGC Carry matters. However, Vedanta Limited (and other joint venture partner) has been given the liberty to seek withdrawal of the proportionate amounts (fallen due as of the date of Court order) from the Court upon furnishing a bank guarantee of commensurate value. As on date, the company has submitted bank guarantee of ₹ 6,284 million ($ 83 million) and received the corresponding proceeds.

During the proceedings of the above matter, the GOI has also filed an interim application seeking deposit by the said OMCs of an amount of ₹ 6,509 million ($ 86 million) (Vedanta’s share of ₹ 4,189 million ($ 56 million) towards interest on the alleged short payment of profit petroleum by the petitioners i.e. Vedanta Limited (and other joint venture partner).

The Hon’ble Delhi High Court vide its order dated February 19, 2020 allowed the petition for enforcement of the arbitration award in relation to BDC including declaratory relief and rejected the objections of GOI. The GOI has filed an SLP against this order before the Supreme Court and where arguments have concluded, and the matters stands reserved for judgment.

The Hon’ble Delhi High Court vide its order dated May 28, 2020 has directed that all future sale proceeds of Ravva Crude w.e.f. June 5, 2020 be paid directly to Vedanta Limited by the OMCs. The interim application filed by GOI and the ONGC Carry matter has been listed for hearing on November 5, 2020. While the Company does not believe the GOI will be successful in its challenge, if the Arbitral Awards in above matters are reversed and such reversals are binding, the Company would be liable for approximately ₹ 6,958 million ($ 92 million) plus interest as on March 31, 2020 (₹ 6,425 million plus interest as at March 31, 2019).

–	Proceedings, notices and enquires initiated by the Central Excise

The Central Excise department of the GoI had issued in July 2010 an ex-parte notice for reversal of Cenvat credit of ₹ 3,150 million ($ 42 million) along with interest of ₹ 88 million ($ 1 million) for the non-compliance of Rules 4(5a) and 4(6) of the Cenvat Credit Rules, in respect of non-return of job work challans for the period March 1, 2009 to September 30, 2009 within a stipulated time. In addition, it also alleged that we violated the advance license conditions from 2005 to 2009. In 2010, we filed four writ petitions (“WP”) no. 8123, 8135, 9744 and 9755 in the High Court of Madras against the Central Excise department. An associated contempt petition was also filed by us. All the above petitions were heard on July 29, 2010 and the High Court of Madras in relation to WP No. 8123 remanded the matter to be heard and determined afresh by a new set of officers of the Central Excise department. The High Court of Madras granted a stay in relation to WP No. 8135 in so far as relates to job work challan matter and until a fresh enquiry was made. Further, the High Court of Madras dismissed WP No. 9744 and 9755 and the contempt petition.

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

The High Court has pronounced the order wherein our request to share the communication issued to Customs by excise authority has been turned down. Meanwhile, cross examination of the witnesses has also been completed by Customs Commissioner, Tuticorin and final order has been passed but kept in sealed cover as per the directions of the Supreme Court. Matter will be listed before Supreme Court in due course.

–	Petitions have been filed in the Rajasthan High Court relating to sales tax

We have filed two writ petitions before the High Court of Rajasthan, seeking to quash the two letters issued by Finance (Tax) department, Jaipur and to set aside the show cause notice issued by the Rajasthan Sales Tax Department, demanding Rajasthan VAT on sales of crude oil alleging that the sales are intra-state sale (as opposed to an inter-state sale). The matter was last heard on May 17, 2016 and the judgement dated July 13, 2016 allowed our petition and held that sale of crude oil should be regarded as interstate sale subject to central states tax and that Rajasthan VAT should not be applicable. Subsequently, the Rajasthan Sales Tax Department filed an appeal before the division bench of the High Court of Rajasthan on September 9, 2016, challenging the previous order. On April 4, 2018, division bench dismissed the petition filed by the Rajasthan Sales Tax Department. Thereafter, the Rajasthan Sales Tax department has filed an SLP before Supreme Court of India against the judgment of the Division Bench of the Rajasthan High Court, the said SLP of the department was dismissed due to failure of the department to cure the defects in filing despite specific order from the Supreme Court. However, on the request of Rajasthan Sales Tax Department, the SLP has been restored vide order dated July 5, 2019 and on February 13, 2020 all the defects have been removed. The matter was admitted on February 28, 2020. For hearing on merit, matter will be listed in due course.

–	Proceedings related to the Imposition of entry tax

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

The total claims against Vedanta Limited and its subsidiaries are ₹ 13,163 million and ₹ 13,664 million ($ 181 million) net of provisions made as at March 31, 2019 and March 31, 2020 respectively.

–	Writ petition filed in the Delhi High Court by Cairn India Limited (now Vedanta Limited - oil and gas business) relating to extension of tenure of the PSC for the RJ block

Cairn India Limited (now Vedanta Limited - oil and gas business) filed a writ petition before the High Court of Delhi against the MoPNG, the DGH and Oil and Natural Gas Corporation Limited (“ONGC”) regarding the extension of the tenure for the PSC for the RJ Block.

The RJ Block PSC is valid until May 14, 2020. Consistent with the terms of the PSC, given that the RJ Block is also producing natural gas, Cairn India Limited (now Vedanta Limited - oil and gas business) has been requesting an extension of the tenure of the RJ Block PSC for a period of up to ten years, i.e., until May 14, 2030. ONGC, Cairn’s joint venture partner in the RJ Block, is technically aligned on the recoverable resources potential of the RJ Block beyond the PSC period, until the proposed extension period up to 2030. Cairn India Limited (now Vedanta Limited - oil and gas business) has been making regular requests to the MoPNG for extension of the tenure of the RJ Block PSC since the past few years. However, apart from seeking further technical and financial details, the MoPNG has not yet made a final decision in the matter. In view of the MoPNG delay, a writ petition was filed by Cairn India Limited (now Vedanta Limited - oil and gas business) on December 11, 2015, seeking relief from the High Court of Delhi. The High Court of Delhi on May 31, 2018 allowed the writ petition, directing GoI to extend the PSC for the RJ Block for a period of ten years beyond the current contract term in accordance with Article 2.1 of the PSC on the same terms and conditions. The decision of the Single Bench was appealed by GoI before the Division Bench in the High Court of Delhi. The Court ordered that the application filed by Cairn India Limited (now Vedanta Limited - Oil and Gas Business) in May 2018 for seeking extension of the PSC for ten years shall be decided/processed by the GoI under the Pre-NELP Extension Policy within a period of two months, notwithstanding the time prescribed in the Policy. The Court also stayed the order passed by the Single Judge and placed on record that the question of applicability of the Policy was presently left open.

Given this, GoI granted its approval for a ten year extension of the PSC for the RJ Block vide letter dated October 26, 2018 under the Pre-NELP Extension Policy, subject to certain conditions. The conditions relate to the completion of certain technical activities in the Block before the expiry of the primary tenure of the PSC, prescribes mechanism and criteria for exploration cost recovery, submission of audited accounts/EOY statements and audit observations. Subsequently on December 3, 2019, GOI removed the condition of the submission of audited accounts as imposed under the letter of extension dated October 26, 2018.

The applicability of the Pre-NELP Extension Policy however, remains sub judice before the High Court of Delhi. The matter was last heard August 28, 2020 and it was directed that no additional PP would be payable until October 1, 2020 and matter is now listed on September 17, 2020.

–	Writ petition filed in the High Court of Delhi by Cairn India Limited (now Vedanta Limited - oil and gas business) relating to export of crude oil from RJ Block

Cairn India Limited (now Vedanta Limited - oil and gas business) has filed a writ petition before the High Court of Delhi against the Directorate General of Foreign Trade (“DGFT”), the MoPNG, and Indian Oil Corporation Limited (“IOCL”) for the export of crude oil from the RJ Block.

Due to its nature and composition, RJ Block crude has the potential to be valued higher by refineries in other markets, beyond the prices being received from the GoI nominated buyers, and other domestic, private refiners. Since 2009, Cairn India Limited (now Vedanta Limited - oil and gas business) has been receiving bids from international buyers and refiners offering prices that are an additional $ 3-4 per bbl more than the domestic sale prices for RJ Block crude.

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

On October 18, 2016, the High Court set aside the writ petition. Cairn India Limited (now Vedanta Limited - oil and gas business) filed an appeal against the said order before the division bench of the High Court of Delhi which was also dismissed on November 28, 2018. Vedanta Limited has now filed a Special Leave Petition (“SLP”) before the Supreme Court of India against the dismissal of the writ petition by the Delhi High Court. The matter was heard on April 22, 2019 by the Supreme court and the court directed that notice be issued to GoI and has given four weeks’ time to GoI to revert with its response, post which the matter will be listed for hearing to decide upon the admission of the SLP. No reply has yet been filed by GoI.

–	Proceedings related to the steel operations CTO revocation by MoEF&CC

The consent to operate for our steel plant at Bokaro was due to expire on December 31, 2017. ESL filed an application in August 2017, before the JSPCB for renewal of consent to operate, as per procedure established by law. ESL filed writ petition in High Court of Jharkhand for issuance of directions to JSPCB to consider the consent to operate application at the earliest. The High Court of Jharkhand observed that ESL cannot be made to suffer on account of non-action on the part of the JSPCB and directed JSPCB to take a final decision on the consent to operate. and vide its interim order dated July 16, 2018 allowed the operation of the steel plant under supervisory control of JSPCB. On August 25, 2018 High Court of Jharkhand granted a stay against order dated August 23, 2018 of JSPCB where they denied the extension of consent to operate. The court in the interim asked MoEF&CC to decide on the issue of show cause notice dated June 6, 2012 within 4 weeks. Pursuant to the order of the High Court of Jharkhand on August 25, 2018, MoEF&CC vide order dated September 20, 2018, passed an order for revocation of the environmental clearance of ESL. ESL challenged the said order of MoEF&CC by way of writ petition before the High Court of Jharkhand. The High Court of Jharkhand vide its order dated September 27, 2018 stayed the operation, implementation and execution of the order of revocation of environmental clearance and further stated that the impugned order has serious repercussions on ESL which is a running unit and has caused prejudice on account of violations of principles of natural justice. High Court of Jharkhand also allowed ESL to apply for statutory clearance without prejudice to its rights and contentions. Pursuant to this order ESL has applied for forest diversion proposal on October 4, 2018 without prejudice to its rights and contentions.

The MoEF&CC vide its letter dated December 17, 2019 granted an ex-post facto in-principle approval for diversion under Forest Conservation Act, 1980 with certain penal and other conditions for compliance. ESL has also made an application for restoration/revision of environmental clearance, which has been considered by EAC committee of MoEF&CC. MoEF&CC, on August 25, 2020, has granted a Terms of Reference to ESL for 3 MTPA plant with conditions like fresh EIA/EMP reports and public hearing. The High Court of Jharkhand has extended the interim protection granted in the pending writ petitions till September 16, 2020 after which the final hearing will be concluded on the pending writ petitions.

–	Proceedings against us challenging our acquisition of ESL under IBC

RSIPL, an unsuccessful resolution applicant, had challenged the resolution plan submitted by Vedanta Limited which was approved by the NCLT and the challenge was rejected by the NCLT vide order dated April 17, 2018. RSIPL had further approached the NCLAT wherein the NCLAT upheld the approval of the resolution plan submitted by Vedanta Limited vide order dated August 10, 2018. Further to this, RSIPL filed an appeal before the Supreme Court against the NCLAT order. RSIPL has now filed an application for withdrawal of the appeal and the court is yet to hear the matter and pass orders on the withdrawal application.

–	Proceedings in respect of claim of Operational Creditors

The resolution plan submitted by Vedanta Limited for the acquisition of ESL under the IBC was approved by NCLT, Kolkata with nil payment to Operational Creditors. The Operational Creditors unsuccessfully challenged NCLT’s approval of the plan before the NCLAT before approaching the Supreme Court in a further appeal.

The Supreme Court vide its order dated November 27, 2019, without staying the implementation of the resolution plan, remanded the matter back to NCLT, Kolkata for it to assess solely on the issue of whether the matter should be sent back to the Committee of Creditors to reconsider nil payment to all Operational Creditors. The matter is currently pending before NCLT, Kolkata.

–	Proceedings relating to the cost pass through for installation and operation costs of flue gas desulphurization (“FGD”)

MoEF&CC issued Environment (Protection) Amendment Rules 2015 vide notification dated December 7, 2015 to implement new emission norms including regulation of sulphur and nitrogen oxide emissions in all thermal power plants in India. The timeline for TSPL to implement these norms as notified by CPCB was December 31, 2019. TSPL approached PSPCL since additional costs under change in law are payable by PSPCL as per the PPA, but no positive response was received from PSPCL. Thereafter, TSPL filed a petition before PSERC regarding approval and consequent tariff adjustment due to change in law event. PSERC passed an adverse order in the matter considering that the said notification is not a change in law event. TSPL thereafter filed an appeal before APTEL. The amounts involved for the capital cost of installation and operation of the FGD units are estimated at ₹ 10,000 million ($ 133 million) and a recurring ₹ 700 million ($ 9 million) per year.

Recently, APTEL vide order dated August 28, 2020 has approved the said notification including installation and operation of FGD and associated system for Sulphur Dioxide (“SO2”) emissions as well as installation and operation of SNCR and/or any other appropriate technology for Nitrogen Oxied (“NOx”) emissions as a change in law event as per the PPA. It has further stated that TSPL is entitled for additional expenditure for installation and operation of FGD and associated systems including all allied cost like taxes, duties etc. as a part of Additional Capital Cost to be incurred by TSPL and has directed the Commission to devise a mechanism for payment of above mentioned costs and other expenses in relation to procurement, installation, commissioning, operation and maintenance of FGD for SO2 as approved by the concerned authority, after prudence check.

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

The State Pollution Control Board (“SPCB”) had issued a show cause notice dated November 21, 2019 for non-compliance of directions issued by CPCB u/s 5 of the Environment (Protection) Act, 1986 and accorded a personal hearing to TSPL. Upon TSPL’s hearing submission the SPCB vide its letter dated November 27, 2019, disposed of the said show cause notice with recommendations to the CPCB to accept TSPL’s request for granting the extension for the installation of the FGD up to December 31, 2022.

Later, on January 31, 2020, the CPCB issued a show cause notice for non-compliance with its directions u/s 5 of Environment (Protection) Act, 1986. TSPL has replied to the notice and submitted that the timelines issued were not feasible in nature as technical specifications were issued only in June 2018. TSPL, in its reply, has also requested for an extension of timeline for installation of FGD till December 31, 2022. CPCB vide its letter dated May 08, 2020 (received on June 03, 2020) has levied an Environmental Compensation of ₹ 1.8 million per unit per month ($ 0.02 million) for non-compliance to emission norms. TSPL has responded to the notice contesting the levy of Environmental Compensation and has paid Environment Compensation for three months under protest.

–	Arbitration proceedings related to ONGC’s obligation to share contract costs

The dispute pertains to inter-party issues between ONGC, Vedanta Limited (“Operator”) and Cairn Energy Hydrocarbons Limited (“CEHL”) (ONGC, Vedanta Limited and CEHL collectively referred to as “Contractor Parties”) in relation to key components of the parties’ contractual relationships, including the Companies’ right to recover Contractor’s Contract Costs incurred as a result of Petroleum Operations and ONGC’s contractual obligation to contribute its Participating Interest (“PI”) share of such costs in the RJ Block and the subsequent finalization of accounts for the RJ Block. GoI has taken the position, among other things, that Operator’s annual accounts and statements are not final. The same is due to the Contractor Parties’ divergent views on the RJ Block accounts and non-adoption of the accounts of the Management Committee (“MC”) of the RJ Block. The GoI has directed the Contractor Parties to “finalize Cost Oil”, in the absence of which, disputed PP payments should be payable to GoI.

These issues arise from the interpretation and application of the RJ Operating Agreement (“OA”), the Rajasthan Block PSC.

Vedanta Limited has served a notice of arbitration in accordance with the dispute resolution mechanism prescribed in the PSC and OA to ONGC dated March 1, 2019 and ONGC has responded to the same on April 12, 2019. The Arbitral Tribunal has been constituted in accordance with the procedure prescribed in the PSC. The parties are at the stage of filing their pleadings. In parallel, ONGC has also filed an application under Section 9 of the Arbitration and Conciliation Act, 1996 seeking interim relief before the High Court of Delhi claiming royalty of $ 394 million. The next date of hearing is October 9, 2020.

–	GRIDCO Power purchase agreement amendment matter (Short supply issue)

Vedanta Limited has set up a 4x600MW Thermal Power Plant (TPP) at Jharsuguda, Odisha. In the year 2012, Vedanta Limited executed a power purchase agreement (“PPA”) with GRIDCO vide Consolidated PPA dated December 19, 2012 whereby it was obligated to supply certain quantum of power from its TPP to GRIDCO. Thereafter, in 2015, Vedanta Limited had filed a petition before Orissa Electricity Regulatory Commission (“OERC”) seeking conversion of its 4 IPP units to Captive Generating Plants (“CGP’s”). The said prayer was partly allowed by OERC by its order dated January 27, 2016 and the parties were directed to make necessary changes to the PPA incorporating the directions thereof and submit the revised PPA for approval of the Commission.

Meanwhile, a meeting was held between the parties on November 01, 2016 whereby it was agreed inter alia that in case there is a shortfall in supply of power by Vedanta Limited to GRIDCO, then GRIDCO shall be entitled to levy penalty on Vedanta Limited at such rate as agreed in the minutes. In furtherance to the said MoM, GRIDCO started raising debit notes on Vedanta Limited for such shortfall in supply of power and has as such raised the debit notes on Vedanta Limited till the month of December 2019 amounting to a total value of ₹ 27,780 million ($ 368 million). Vedanta Limited has disputed these debit notes on various grounds.

GRIDCO filed the present petition in the year 2018 seeking amendment to the PPA in compliance with the OERC order dated January 27, 2016. However, GRIDCO further prayed for incorporation of a penalty clause in line with the minutes dated November 1, 2016. Vedanta Limited filed its preliminary reply inter alia submitting that there are certain issues which need to be resolved between the parties mutually and accordingly, the Commission may direct the parties to convene a meeting to sort out the issues and submit the revised PPA to the Commission for its approval.

The Commission was pleased to allow the aforementioned prayer and in furtherance to the same, a meeting was held between Vedanta Limited and GRIDCO in the presence of Director (RA), OERC on June 7, 2019. In the said meeting, certain modalities for payment of compensation by Vedanta Limited for short supply of power on the principle of no profit and no loss were agreed between the parties and minutes were signed. Therefore, the minutes dated November 1, 2016 stood superseded by the minutes dated June 7, 2019. However, subsequently GRIDCO disputed the said minutes as being non-implementable and raised additional issues as well.

GRIDCO is not making payment of clean outstanding receivables of Vedanta Limited towards monthly energy bills on account of the fact that it has an alleged counter claim of ₹ 27,780 million ($ 368 million) towards debit notes being raised by it in accordance with the earlier minutes dated November 1, 2016. However, Vedanta Limited has disputed the said minutes and has also maintained that these minutes stand superseded by minutes dated June 7, 2019 which were signed between both the parties in presence of Director (RA), OERC. In fact, Vedanta Limited in its preliminary reply had also sought a direction from OERC seeking payment of 100% payment of undisputed invoices and at least 75% of disputed invoices as per the provisions of the PPA. Post signing of minutes dated June 7, 2019, we have also submitted before the Commission that we are committed to comply with the modalities agreed in the said minutes. The total clean receivables of Vedanta Limited as on March 31, 2020 stands at ₹ 9,020 million ($ 120 million).

The final hearings in the matter were concluded on October 15, 2019. The OERC passed its final order on June 22, 2020 wherein Vedanta Limited and GRIDCO have been directed to amend the PPA in line with the terms laid out by the OERC. Additionally, OERC has directed GRIDCO to reconcile the arrear amounts due to Vedanta Limited and settle the payments within two months from date of the judgement. The reconciliation is still going on.

Legal actions by Indian Income tax Authorities for additional income tax

Income tax returns submitted by companies are subject to a comprehensive review and challenge by the tax authorities. There are appellate procedures available to both the tax authorities and taxpayers and it is not uncommon for significant or complex matters in dispute to remain outstanding for several years before they are finally resolved by the High Court or the Supreme Court of India. There are certain income tax legal proceedings which are pending against us. Potential liabilities, if any have been adequately provided for and we do not currently estimate any material incremental tax liability in respect of these matters. The Company and certain of its operating subsidiaries have been issued demands by the income tax authorities, principally in respect of tax holidays and disallowances of expenditures relating to exempt income, amounting to ₹ 13,738 million and ₹ 19,093 million ($ 253 million) as at March 31, 2019 and March 31, 2020, respectively.

Legal actions by third parties, Indian sales tax, excise and related tax authorities for additional sales tax, excise and indirect duties

The Group is subject to various claims and exposures which arise in the ordinary course of conducting and financing its business from the excise, indirect tax authorities and other authorities. These claims and exposures mostly relate to the assessable values of sales and purchases or to incomplete documentation supporting the companies’ returns or other claims. The approximate total value of claims against the Group is ₹ 36,914 million and ₹ 39,960 million ($ 530 million) as at March 31, 2019 and March 31, 2020 respectively.

Dividend Distribution Policy

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

As per Regulation 43A of the SEBI LODR, the top 500 listed companies shall formulate a dividend distribution policy. Accordingly, the policy was adopted to set out the parameters and circumstances that will be taken into account by the Board in determining the distribution of dividend to its shareholders and / or retaining profits earned by the Company. The policy is available on the website of the Company www.vedantalimited.com

Dividends paid to non-resident holders of ADSs are not presently subject to tax in the hands of the recipient. However, the company that is distributing the dividend is liable to pay a “DDT” at the rate of 15.0% (on a gross basis) plus a surcharge of 10.0% and an education cess at the rate of 3.0%. According to the Finance (No. 2) Act, 2014, DDT is to be levied on gross distributable surplus amount instead of amount paid net of taxes. This resulted in an increase in the DDT to more than 20.0%, from 16.995% in the earlier years which was applicable to the dividends declared, distributed or paid on or after October 1, 2014. The Finance Act, 2018 increased the rate of cess from 3.0% to 4.0% which will result in an effective DDT rate of 20.6% from April 1, 2018. Under Section 115O(1A) of the Income Tax Act 1961, an Indian company, subject to certain conditions, can set off the dividend income received from its subsidiaries against the amount of dividend declared and distributed by it to its shareholders, therefore reducing the DDT to the extent of such set-off.

Any distribution of additional ADSs or equity shares to resident or non-resident shareholders will not be subject to any Indian tax.

Further the Finance Act 2016 has provided that any income earned by an individual, Hindu Undivided Family (“HUF”) or a firm, who is a resident in India, by way of dividend declared, distributed or paid by any domestic company in excess of ₹ 1 million in aggregate shall be chargeable to tax at the rate of 10.0% on gross basis on such amount exceeding ₹ 1,000,000. With the introduction of Finance Act 2017, this provision will be applicable only to specified assessees (specified assessee means a person other than domestic company, charitable trusts registered under section 12 A or 10 (23C) of the Finance Act 2017).

The Finance Act 2020 has repealed the DDT. Dividend received will be taxable in the hands of recipient. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates effective from April 1, 2020.

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

B. Significant Changes

The Company vide letter dated May 12, 2020 has informed the stock exchanges that the Company has received a letter dated May 12, 2020 from one of the members of the promoter and promoter group of the Company (“Promoter Group”) namely, Vedanta Resources Limited (“Vedanta”) wherein Vedanta has expressed its intention to, either individually or along with one or more subsidiaries, acquire all fully paid-up equity shares of the Company (“Equity Shares”) that are held by the public shareholders of the Company and consequently voluntarily delist the Equity Shares from BSE and NSE if such delisting is successful, then to also delist the Company’s America Depositary Shares from the NYSE and deregister the Company from the SEC, subject to the requirements of the NYSE and the SEC. See “Item 4. Information on the Company - History and Development of our Company - Material events subsequent to close of financial year” for further details.

Further, in June 2020, the Group agreed to provide loans aggregating to $ 625 million to Vedanta and its subsidiaries. See “Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions - Twin Star Holding Limited and Cairn India Holdings Limited” and “Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions - Vedanta Resources Limited and THL Zinc Holding BV” for further details.

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

As of March 31, 2020, our issued and paid up capital was 3,717,504,871 out of which 3,717,196,639 is listed with the exchanges. Out of our equity shares that were outstanding (including the 261,780,208 equity shares underlying our 65,445,052. ADSs outstanding as of such date) after giving effect to the bonus issue and share split which includes 308,232 equity shares pending allotment as they are under dispute. All our equity shares are registered shares.

We have executed a Uniform Listing Agreement with the NSE and the BSE pursuant to the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015. Subsequent to this, we are required to comply with certain regulations in addition to the requirements under the Companies Act 2013. Our outstanding equity shares are currently listed and traded on the NSE and BSE in India. For information regarding conditions in the Indian securities markets, see “Item 3. Key Information – D. Risk Factors – Risks Relating to Investments in Indian Companies, Global Economic Conditions and International Operations.”

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

	NYSE Price for ADS		Average NYSE daily ADSs share trading	NSE Price per Equity Shares		Average NSE daily Equity share trading	BSE Price per Equity Shares		Average BSE daily Equity share trading
Fiscal year	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume

2014(1)	13.59	4.76	537,824	3.56	1.17	6,757,850	3.55	1.17	947,611
2015	21.36	11.43	197,421	5.11	2.86	6,112,054	5.11	2.86	778,407
2016	14.43	3.52	226,508	3.52	0.88	12,085,613	3.52	0.88	1,483,779
2017	17.34	5.00	255,136	4.29	1.31	13,400,496	4.29	1.31	1,289,988
2018	21.99	13.78	481,231	5.46	3.34	10,521,105	5.46	3.35	882,330
2019	19.05	8.34	627,981	4.53	2.11	13,824,166	4.53	2.11	964,153
2020	11.18	3.24	675,972	2.59	0.80	13,907,340	2.59	0.80	806,054
2019
1st Quarter	19.05	13.01	654,311	4.58	3.24	14,247,140	4.58	3.25	995,346
2nd Quarter	13.88	11.58	569,074	3.4	2.77	14,323,754	3.40	2.77	968,737
3rd Quarter	13.23	10.26	647,312	3.55	2.73	13,961,415	3.55	2.73	1,044,370
4th Quarter	11.42	8.34	641,232	2.93	2.11	12,760,982	2.93	2.11	848,522
2020
1st Quarter	11.18	8.68	486,575	2.83	2.22	10,245,483	2.83	2.21	558,415
2nd Quarter	10.22	7.04	577,980	2.51	1.77	11,463,948	2.52	1.78	789,605
3rd Quarter	9.10	7.66	666,532	2.28	1.91	13,568,672	2.28	1.91	829,925
4th Quarter	9.41	3.24	979,322	2.20	0.80	20,030,160	2.20	0.80	1,031,398
2021
January 2020	9.41	7.82	646,809	2.32	1.92	14,095,756	2.32	1.92	545,420
February 2020	8.23	6.36	796,166	2.02	1.55	14,553,392	2.02	1.55	1,097,524
March 2020	6.75	3.24	1,454,900	1.62	0.80	31,745,715	1.62	0.80	1,500,681
April 2020	4.67	3.24	1,358,023	1.21	0.83	36,873,737	1.21	0.83	1,560,729
May 2020	5.32	4.04	1,290,222	1.30	1.02	42,379,330	1.30	1.02	1,821,059
June 2020	6.00	4.96	829,890	1.50	1.23	27,689,379	1.50	1.23	2,053,937
July 2020	6.10	5.62	545,393	1.57	1.38	20,948,465	1.57	1.39	927,566
August 2020 (through August 14, 2020)	6.73	6.10	497,935	1.71	1.51	17,322,742	1.71	1.50	1,175,772

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

A. Share Capital

Not applicable

B. Memorandum and Articles of Association

General

Our Company identification number is L13209MH1965PLC291394. Our registered office is presently situated at 1st Floor, C Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai—400093, Maharashtra, India. The register of members is maintained at the registered office of the Company, office of the Registrar and Share Transfer Agent KFin Technologies Private Limited (earlier known as Karvy Fintech Private Limited) in Hyderabad.

The corporate legal framework governing companies in India has undergone a change with the enactment of the Companies Act, 2013 (including any statutory modification/ amendments made thereto). The Companies Act, 2013 has replaced the Companies Act, 1956. Majority of the provisions of the Companies Act, 2013 have been notified.

Accordingly, the legal framework governing us is the Companies Act, 2013, and rules made thereunder and the SEBI Regulations including any statutory modification/amendments. Various statutory authorities and departments of the GoI have also extended and granted several temporary relaxations on compliances requirements on account of the COVID – 19 pandemic. The summary below does not include details of such temporary relaxations.

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

Share Capital

Our authorized share capital is ₹ 74,120,100,000 divided into 44,020,100,000 Equity Shares of ₹ 1 (Indian Rupees One only) each and 3,010,000,000 preference shares of ₹ 10/- (Indian Rupees Ten only) each.

As of March 31, 2020, 3,717,504,871 equity shares, par value ₹ 1 per equity share, were issued and outstanding (including 308,232 equity shares which have been issued but pending allotment), of which 261,780,208 equity shares were held in the form of 65,445,052 ADSs. However, as on August 14, 2020, 162,487,500 equity shares were held in the form of 40,621,875 ADSs. Each ADSs represents four equity shares.

Changes in Capital or our Memorandum of Association and Articles of Association

Subject to the Companies Act, 2013, an ordinary resolution may be passed at any general meeting for which notice for the meeting is served within the required period. A special resolution requires that the votes cast in favour of the resolution, whether on a show of hands, or electronically or on a poll, as the case may be, by members who, being entitled so to do, vote in person or by proxy or by postal ballot, are required to be not less than three times the number of the votes, if any, cast against the resolution by members so entitled and voting. Some of the matters to be considered for special resolution includes alteration in articles of association, reduction in share capital, to approve variation of rights of special classes of shares, to issue further shares without pre-emptive rights to non-members or to convert loans or debentures into shares.

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

Under our Articles of Association and pursuant to the applicable provisions of the Companies Act, 2013, the shares (including any shares forming part of any increased share capital of the company) shall be under the control of the Board of directors of the company, who may allot or otherwise dispose of the same to such persons in such proportion, on such terms and conditions and at such times as the directors think fit and subject to the sanctions of the shareholder in general meeting with full power, to give any person the option to call for or be allotted shares of any class of the company either (subject to the provisions of Section 52 and 53 of the Companies Act, 2013) at a premium or at a par such option being exercisable for such time and for such consideration as the directors thinks fit.

Directors

Under our Articles of Association there is no provision for a director to hold any qualification shares. According to the Companies Act, 2013, the age limit for retirement of whole time directors is 70 years, provided that appointment of a person who has attained the age of 70 years may be made by passing a special resolution in which case the explanatory statement annexed to the notice for such motion shall indicate the justification for appointing such person. In case where no such special resolution is passed but votes cast in favour of the motion exceed the votes, if any, cast against the motion and the Central Government is satisfied, on an application made by the Board, that such appointment is most beneficial to the company, the appointment of the person who has attained the age of seventy years may be made. In addition, under the Companies Act, 2013 every listed entity is required to appoint at least one women director. Further, the amended SEBI LODR Regulations requires that the Board of top 500 listed entities shall have atleast one independent woman director by April 1, 2019 and top 1000 listed entities by April 1, 2020. Subsequent to the amendment in SEBI LODR Regulations no listed entity shall appoint a person or continue the directorship of any person as a non-executive director who has attained the age of seventy five years unless a special resolution is passed to that effect and the explanatory to the notice to justify the appointment with effect from April 1, 2019.

Any director who is directly or indirectly interested in a contract or arrangement or proposed contract or arrangement entered into or to be entered into by us or on our behalf is required to disclose the nature of his interest at a meeting of the Board and such interested director shall not participate in any discussion of, or vote on, any contract, arrangement or proposal in which he is interested. In addition, the company may advance any loan directly or indirectly, or provide any guarantee or security, directly or indirectly, in connection with any loans made by a third party, to our directors or any other concern where directors are interested subject to compliance with the applicable provisions. A director is required to disclose his personal interest to the board of directors on an annual basis and at the first meeting of the board of directors after the interest arises.

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

General Meetings of Shareholders

There are two types of general meetings of shareholders, annual general meeting and extraordinary general meeting. We must convene our annual general meeting within 9 months from the date of closing of the first financial year of the Company and in any other case within a period of 6 months from the date of closing of the financial year and must ensure that the intervening period between two annual general meetings does not exceed 15 months. The Registrar of Companies may extend this period in special circumstances at our request. As per the amendments in SEBI LODR Regulations, the top 100 listed entity as per market capitalization shall hold AGM within a period of 5 months from the date of closing of financial year. Further one-way live webcast of the proceedings of the AGM is also required to be provided with effect from April 1, 2019. Extraordinary general meetings may be convened at any time by our directors at their discretion or at the request of our shareholders holding in the aggregate not less than 10.0% of our paid-up capital as on that date which carries voting rights. A notice in writing or through electronic mode to convene a general meeting must set out the date, time, place and agenda of the meeting and must be provided to shareholders at least 21 days prior to the date of the proposed meeting. The requirement of the 21 days’ notice in writing may be waived if consent to shorter notice in writing or electronic mode is received provided that a general meeting may be called after giving shorter notice than that specified in this sub-section if consent, in writing or by electronic mode, is accorded thereto-

(i) in the case of an annual general meeting, by not less than ninety-five per cent of the members entitled to vote thereat; and

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

Under the Companies Act, 2013, general meetings are to be held either at the registered office or at another place within the city, town or village in which the registered office is situated. Business may be transacted at a general meeting only when a quorum of shareholders is present. Thirty members personally present, entitled to attend and to vote on the business to be transacted, will constitute a quorum, if the number of members as on the date of the meeting is exceeding five thousand

The annual general meetings deal with and dispose of all matters prescribed by our Articles of Association and by the Companies Act, 2013, including the following ordinary business matters:

•	The consideration of our annual financial statements and report of our directors and auditors;

•	Appointment of directors in place of those retiring;

•	The appointment of auditors and the fixing of their remuneration; and

•	The approval of dividends;

Division of Shares

The Companies Act, 2013 provides that a company may sub-divide its share capital if its Articles of Association authorize the company to do so by adopting an ordinary resolution in its general meeting.

Our Articles of Association allow us in a general meeting to alter our Memorandum of Association and subdivide all or any of our equity shares into a larger number of shares with a smaller par value than originally fixed by the Memorandum of Association.

Dividends

Under the Companies Act, 2013, unless the board of directors recommends the payment of a dividend, the shareholders at a general meeting have no power to declare any dividend. The Board of Directors of a company may declare interim dividend during any financial year or at any time during the period from closure of financial year till holding of the annual general meeting out of the surplus in the profit and loss account or out of profits of the financial year for which such interim dividend is sought to be declared or out of profits generated in the financial year till the quarter preceding the date of declaration of the interim dividend. Provided that in case the company has incurred loss during the current financial year up to the end of the quarter immediately preceding the date of declaration of interim dividend, such interim dividend shall not be declared at a rate higher than the average dividends declared by the company during the immediately preceding three financial years. A company pays dividends recommended by the board of directors and approved by a majority of the shareholders at the annual general meeting of shareholders for the financial year. The shareholders have the right to decrease but not increase the final dividend amount. Listed companies are required to declare and disclose the dividends paid on a per share basis only. Dividend are generally declared per equity share and are to be paid and distributed in cash in proportion of the paid-up value of their shares. The Companies Act provides that shares of a company of the same class must receive equal dividend treatment. Dividends can be paid in cash or by cheque or in any electronic mode to the registered shareholder at a record date or book closure fixed on or prior to the annual general meeting or to his order or his banker’s order. No shareholder is entitled to a dividend while any lien in respect of unpaid calls on any of such shareholder’s shares is outstanding.

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

Voting Rights

Subject to any special terms as to voting on which any shares may have been issued, on voting by show of hands, every shareholder entitled to vote who is present in person (including any corporation present by its duly authorized representative) shall have one vote and in case of voting through poll, every shareholder present in person or by proxy shall have one vote for each share of which he is the holder. In the case of joint holders, the vote of the senior of the joint holders who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. Seniority is determined by the order in which the names appear in the register of members.

According to the Companies Act, 2013 and the Securities and Exchange Board of India (Listing Obligation and Disclosure Requirements) Regulations, 2015 (“SEBI (LODR) Regulations, 2015”) effective December 1, 2015, for listed companies, voting at general meetings has to be done by remote electronic voting. For those shareholders who are unable to vote through this facility, the facility of physical voting through ballot papers/ electronic voting is provided at the meeting. Upon a poll, the voting rights of each shareholder entitled to vote and present in person or by proxy shall be proportionate to the capital paid-up on each share against our total paid-up capital. In the case of a tie vote, the chairman of the meeting, who is generally the chairman of our Board of directors, has the right to cast a tie-breaking vote.

A shareholder may appoint any person (whether or not a shareholder) to act as his proxy to vote on polls conducted at any meeting of shareholders (or of any class of shareholders) in respect of all or a particular number of the shares held by him. A shareholder may appoint more than one person to act as his proxy and each such person shall act as proxy for the shareholder for the number of shares specified in the instrument appointing the person a proxy. Any person appointed as proxy shall act on behalf of a shareholder not exceeding fifty members and holding in the aggregate not more than 10.0% of the total share capital carrying voting rights. The shareholder holding more than 10.0% of the total share capital of the Company carrying voting rights may appoint a single person as proxy and in that case, the person appointed as proxy for such shareholder cannot act as proxy for any other person or shareholder. The instrument appointing a proxy must be delivered to our registered office at least 48 hours prior to the meeting or in case of a poll, not less than 24 hours before the time appointed for taking the poll. If a shareholder appoints more than one person to act as his proxy, each instrument appointing a proxy shall specify the number of shares held by the shareholder for which the relevant person is appointed as his proxy. A proxy does not have a right to speak at meetings and not entitled to vote except on poll. A corporate shareholder is also entitled to nominate a representative to attend and vote on its behalf at general meetings. Such a representative is not considered a proxy and he has the same rights as the shareholder by whom he was appointed to speak at a meeting and vote at a meeting in respect of the number of shares held by the shareholder, including on a show of hands and a poll.

Subject to compliance with provisions of the Articles of Association, the Companies (Share Capital and Debentures) Rules, 2014, and the Companies Act, 2013, the Company is allowed to issue equity shares with different rights.

Quorum

Our Articles of Association provide that a quorum for a general meeting is at least thirty shareholders personally present, if the number of members as on the date of the meeting is exceeding five thousand, in accordance with the Companies Act, 2013.

Shareholder Resolutions

An ordinary resolution requires the affirmative vote of a majority of our shareholders entitled to vote in person or electronically or by proxy or by a poll at a general meeting.

A resolution shall be a special resolution when, the intention to propose the resolution as a special resolution has been duly specified in the notice calling the general meeting or other intimation given to the members of the resolution. A special resolution requires the affirmative vote of not less than three times the number of the votes, if any cast against the resolution by members so entitled and voting in person or electronically or by proxy at a general meeting and casting a vote. The Companies Act, 2013 provides that to amend the Articles of Association, a special resolution approving such an amendment must be passed in a general meeting. Certain amendments, including a change in the name of the company, to approve reduction of share capital, to approve variation of rights of special classes of shares, to issue further shares without pre-emptive rights to non-members or to convert loans or debentures into shares, to commence any new line of business and dissolution of the company require a special resolution.

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

Distribution of Assets on a Winding-up

In accordance with the Companies Act, 2013, all surplus assets remaining after payments are made to employees, statutory creditors, tax and revenue authorities, secured and unsecured creditors and the holders of any preference shares (though not in that order), shall be distributed among our equity shareholders in proportion to the amount paid up or credited as paid-up on such shares at the commencement of the winding-up.

Transfer of Shares

Under the Companies Act, 2013, the shares of a public company are freely transferable, unless such a transfer contravenes applicable law. The transferor is deemed to remain the holder until the transferee’s name is entered in the register of members.

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

SEBI requires that trading and settlement of our equity shares to be in book-entry form for all investors, except for transactions that are not made on a stock exchange and transactions that are not required to be reported to the stock exchange. Transfers of equity shares in book-entry form require both the seller and the purchaser of the equity shares to establish accounts with depositary participants appointed by depositaries established under the Depositories Act, 1996. Charges for opening an account with a depositary participant, transaction charges for each trade and custodian charges for securities held in each account vary depending upon the practice of each depositary participant.

The depositary transfers equity shares by entering the name of the purchaser in its books as the beneficial owner of the equity shares. In turn, we will enter the name of the depositary in our records as the registered owner of the equity shares. The beneficial owner is entitled to all the rights and benefits as well as the liabilities with respect to the equity shares that are held by the depositary. The register and index of beneficial owners maintained by our depositary is deemed to be a register and index of our members and debenture holders under the Depositories Act, 1996. For this purpose, we have entered into an agreement for depository services with the National Securities Depository Limited and the Central Depository Services (India) Limited through which the electronic form of Register of Member is maintained. The Finance Act, 2019 enumerates certain amendments to the Indian Stamp Act, 1899 which was effective from January 9, 2020, later deferred the implementation to July 1, 2020 on levying stamp duty related to issue and transfer of securities.

The requirement to hold the equity shares in book-entry form will apply to the ADSs holders when the equity shares are withdrawn from the depository facility upon surrender of the ADSs. In order to trade the equity shares in the Indian market, the withdrawing ADSs holder will be required to comply with the procedures described above.

Our Articles of Association provide for certain restrictions on the transfer of equity shares, including granting power to the board in certain circumstances, to refuse to register or acknowledge a transfer of equity shares or other securities issued by us. Under the SEBI (LODR) Regulations, 2015, in the event we have not effected the transfer of shares within 15 days or where we have failed to communicate to the transferee any valid objection to the transfer within the stipulated time period of 15 days, we are required to compensate the aggrieved party for the opportunity loss caused during the period of delay.

Further as per the provisions of the Companies Act, 2013 if a company without sufficient cause refuses to register a transfer of equity shares within a period of 30 days from the date on which the instrument of transfer or the intimation of transmission, as the case may be, is delivered to the Company, the transferee may within a period of 60 days of such refusal or where no intimation has been received from the Company, within 90 days of the delivery of the instrument of transfer or intimation of transmission, may appeal to NCLT.

The NCLT may, in its discretion, issue an interim order suspending the voting rights attached to the relevant equity shares before completing its investigation of the alleged contravention. If a person contravene the order of the NCLT under Section 58 of the Companies Act, 2013, he shall be punishable with imprisonment for a term which shall not be less than one year but which may extend to three years and with fine which shall not be less than ₹ 100,000 but which may extend to ₹ 500,000.

In addition, the Companies Act, 2013 provides that the NCLT may direct a rectification of the register of members for a transfer of equity shares which is in contravention of Securities and Exchange Board of India Act, 1992, the Securities Contracts (Regulation) Act, 1956, upon an application by the company, a participant, a depository incorporated in India, an investor or SEBI.

Further, with effect from April 1, 2019 SEBI Regulations mandate that except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in the dematerialized form with a depository

Disclosure of Ownership Interest

Section 89 of the Companies Act, 2013 (the Companies Act) requires that beneficial owners of shares of companies who are not registered as holders of those shares must make a declaration to the company specifying the nature of his or her or its interest, particulars of the registered holder of such shares and such other particulars as may be prescribed. Failure by a person to comply with Section 89 will not affect the company’s obligation to pay any dividends to the registered holder of any shares in respect of which the declaration has not been made. For the purpose of this section beneficial interest in a share includes, directly or indirectly, through any contract, arrangement or otherwise, the right or entitlement of a person alone or together with any other person to (i) exercise or cause to be exercised any or all of the rights attached to such share; or (ii) receive or participate in any dividend or other distribution in respect of such share.

Any person, who fails to make a declaration without any reasonable cause, shall be punishable with fine which may extend to ₹ 50,000 and where such failure continues, a further fine be extended up to ₹ 1,000 may be levied for each day after the first day during which the failure continues. While it is unclear whether Section 89 applies to holders of ADSs of the Company, investors who exchange ADSs for the underlying equity shares of the Company will be subject to the restrictions under Section 89. The ADSs holders in addition are required to comply with the notifications and disclosures as per the deposit agreement between ADSs holders, the Company and the depository.

A significant beneficial owner in relation to a reporting company means an individual who acting alone or together, or through one or more persons or trust, possesses one or more of the following rights or entitlements in such company, namely:-

(i)	holds indirectly, or together with any direct holdings, not less than ten percent of the shares;

(ii)	holds indirectly, or together with any direct holdings, not less than ten percent of the voting rights in the shares;

(iii)

has right to receive or participate in not less than ten per cent. of the total distributable dividend, or any other distribution, in a financial year through indirect holdings alone, or together with any direct holdings;

(iv)	has right to exercise, or actually exercises, significant influence or control, in any manner other than through direct-holdings alone

Every Company is required to take necessary steps to identify an individual who is a significant beneficial owner in relation to the Company and such individual is required to comply with the applicable provisions. Under the Companies (Significant Beneficial Owners) Rules 2018, amended time to time, requirements of declaring and filing the significant beneficial ownership details has been provided.

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

Annual Report

At least 21 clear days before an annual general meeting, we must circulate our annual report, which comprises of either a detailed or abridged version of our audited financial accounts, our directors’ report, our corporate governance report, and our auditor’s report, to the shareholders along with a notice convening the annual general meeting. In addition, we must furnish to the exchanges quarterly unaudited or audited results within 45 days after the end of each accounting quarter. We are required to furnish to the exchanges audited financial results for the entire financial year within 60 days of the end of the financial year and to publish our financial results in at least one English language daily newspaper circulating in the whole or substantially the whole of India and also in a daily newspaper published in the language of the region where our registered office is situated. Further as per the amendments in SEBI Regulations with respect to the annual reports for the financial year ending March 31, 2019 onwards, we will be required to send the Annual Report to the stock exchanges along with the notice of AGM not later than the day of commencement of dispatch to the shareholders. We are also required under the Companies Act, 2013 to make available upon the request of any shareholder our complete balance sheet and statement of profit and loss along with all the subsidiaries.

Under the Companies Act, 2013, we must file with the Registrar of Companies our Annual report within 30 days of the date on which the balance sheet and statement of profit and loss were adopted at the annual general meeting and our annual return within 60 days of the conclusion of that meeting.

Related Party Transactions

As per the Companies Act, 2013 and SEBI (LODR) Regulations, 2015, all related party transactions shall require prior approval of the audit committee. The audit committee may grant omnibus approval for related party transactions proposed to be entered into by the Company subject to certain conditions. The audit committee shall review, at least on a quarterly basis, the details of related party transactions entered into by the Company pursuant to each of the omnibus approvals accorded by the audit committee. The audit committee shall lay down the criteria for granting omnibus approvals in line with the policy on materiality of related party transactions of the Company and such approval shall be applicable to transactions which are similar in nature. The SEBI (LODR) Regulations, 2015 provide that all material related party transactions shall require approval of the shareholders through resolution and no related party shall vote to approve such resolutions whether the entity is a related party to the particular transaction or not.

As per Companies Act, 2013, the related party transactions require approval of the Board of Directors in case the transaction is not at arm’s length or ordinary course of business. Further approval of the shareholders would be required whenever the transactions exceeds the prescribed threshold limits. The member of the company shall not vote on such resolution to approve any contract or arrangement which may be entered into by the company, if such member is a related party. However, the approval of the Board / Shareholders will not apply if the related party transactions are in the ordinary course of business and at arm’s length.

Further, as per Companies Act, 2013, all related party transactions shall require approval of the Audit Committee and the Audit Committee may make omnibus approval for related party transactions proposed to be entered into by the Company subject to such conditions as provided under Rule 6A of Companies (Meetings of Board and its Powers), Rules, 2014. Omnibus approval can be provided for the transactions of repetitive nature and where the need for related party transaction cannot be foreseen and details are not available, audit committee may make omnibus approval for such transactions subject to their value not exceeding rupees one crore (equivalent to ₹ 10 Million) per transaction. Such approval shall be valid for a period of one financial year. In case any transaction involving any amount not exceeding rupees one crore (equivalent to ₹ 10 Million) is entered into by a director or officer of the company without obtaining the approval of the Audit Committee and is not ratified by the Audit Committee within three months from the date of the transaction, such transaction shall be voidable at the option of the Audit Committee.

As per the transaction is provisions under the SEBI Listing Regulations, the listed entity shall formulate a policy on the materiality of related party transactions and dealing with a related party to any director or is authorized by any other director, the director concerned shall indemnify the company against any loss incurred due to such transactions. Further, such prior approvals do not apply to transactions between a holding company and its wholly owned subsidiary whose accounts are consolidated with related party transactions, including clear threshold limits duly approved by the Board of Directors, and that such holding company and placed before the shareholders at the general meeting. Policy shall be reviewed by the Board of Directors at least once every three years and amended accordingly.

Disclosure of materially significant related party transactions that may have potential conflict with interests of listed entity at large are required to be included in the annual report.

Further, as per the amendments in SEBI (LODR) Regulations, 2015, all listed entities shall submit within 30 days from the date of publication of its standalone and consolidated financial results for the half year, disclosures of related party transactions on a consolidated basis, in the format specified in the relevant accounting standards for annual results to the stock exchanges where the company is listed and publish the same on its website.

Borrowing Powers

Our directors may raise, borrow or secure the payment of any sums of money for our purposes as they deem appropriate without the consent of shareholders in a general meeting by special resolution, provided that, the aggregate of the money to be borrowed and the principal amount outstanding in respect of money raised, borrowed or secured by us does not exceed 100% of the aggregate of our paid up share capital plus free reserves and securities premium. Under the Companies Act, the payment and repayment of money borrowed may be secured in such manner and upon such terms and conditions in all respect as the Board may think fit, by resolution passed at a meeting of the Board and in particular, by the issue of bonds, debentures, debenture stock of the company either unsecured or secured by a mortgage or charge over all or any part of the property of the company (both present and future) including its uncalled capital for the time being, and debentures, debenture stock, bonds and other securities may be made assignable free from any equities between the company and the person to whom the same may be issued.

Corporate Social Responsibility

The Companies Act, 2013, read with the Rules made thereunder, requires companies which meet the requirements of certain thresholds of net worth, turnover or net profits during the immediately preceding financial year to constitute a Corporate Social Responsibility (“CSR”) Committee and to spend at least 2.0% of average net profits (“net profit” shall not include such sums as may be prescribed, and shall be calculated in accordance with the provisions of section 198) for the three immediately preceding fiscal years on areas of CSR. In the event we are unable to spend the required amount, we will be required to disclose details of amounts spent and, in case of any shortfall in such spending, also state the reasons for the shortfall.

Issue of equity shares and Pre-emptive Rights

Subject to the provisions of the Companies Act, 2013 and the Articles of Association of the Company with respect to any special rights attaching to any of our equity shares, we may increase our share capital by the allotment or issue of new equity shares with preferred, deferred or other special rights or restrictions regarding dividends, voting, return of capital or other matters as we may from time to time determine by special resolution. We may issue preference shares that are redeemable or are liable to be redeemed at our option or the option of the holder in accordance with our Articles of Association.

Under the Companies Act, 2013, new equity shares shall first be offered to existing shareholders in proportion to the amount they have paid up on their equity shares on the date of the offer. The offer shall be made by written notice specifying:

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

However, under the provisions of the Companies Act, 2013, new equity shares may be offered to non-shareholders, if this has been approved by a special resolution and has complied with the applicable rules.

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

Any issue of bonus equity shares would be subject to section 63 of the Companies Act, 2013, and the SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2018 (“ICDR Regulations”), as amended from time to time, which provides that:

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

•

The bonus issue must be implemented within fifteen days from the date of approval of the issue by its board of directors, if shareholder’s approval for capitalization of profits or reserves for making the bonus issue is not required. In case shareholder’s approval for capitalization of profits or reserves for making the bonus issue is required, then the bonus issue must be implemented within two months from the date of the meeting of board of directors wherein the decision to announce the bonus issue was taken subject to shareholders’ approval.

Purchase of own equity shares

A company may, in accordance with provisions of the Companies Act, 2013, the Rules made thereunder and the regulations issued by SEBI in relation to buyback of shares by listed companies [SEBI (Buy-Back of Securities) Regulations, 2018 (referred to as ‘SEBI Buyback Regulations’)] buy-back its own shares out of its free reserves or securities premium account or the proceeds of any shares or other specified securities (other than proceeds of an earlier issue of the same kind of shares or same kind of other specified securities) subject to certain conditions, including:

•	The buy-back must be authorized by the company’s Articles of Association;

•	A special resolution authorizing the buy-back must be passed in a general meeting;

•	Each buy-back is limited to 25.0% or less of the company’s total paid up capital and free reserves;

•	The ratio of aggregate of secured and unsecured debts owed by the company after such buy-back is not more than twice the paid up capital and its free reserves;

•	All shares or other specified securities for buy-back are fully paid-up;

•	The buy-back of shares or other specified securities listed on any recognized stock exchange is in accordance with the SEBI (Buy-Back) Regulations, 2018,

•	The buy-back in respect of shares or other specified securities other than listed shares or specified securities is in accordance with such rules as may be prescribed; and

•	No offer of buy-back shall be made within a period of one year from the date of the closure of the preceding offer to buy back, if any.

The second condition mentioned above would not be applicable if the buy-back is, ten per cent or less of the total paid-up equity capital and free reserves of the company and if such buy-back is authorized by the board of directors by means of resolution passed at its meeting.

No company shall directly or indirectly purchase its own shares or other specified securities— (a) through any subsidiary company including its own subsidiary companies; (b) through any investment company or group of investment companies; or (c) if a default, is made by the company, in the repayment of deposits accepted either before or after the commencement of this Act, interest payment thereon, redemption of debentures or preference shares or payment of dividend to any shareholder, or repayment of any term loan or interest payable thereon to any financial institution or banking company. Provided that the buy-back is not prohibited, if the default is remedied and a period of three years has lapsed after such default ceased to subsist.

Any equity shares which have been bought back by a Company must be extinguished within 7 days of the last date of completion of buy back. Further, a Company cannot not make a further issue of the same kind of shares or other specified securities including an allotment of new shares within a period of 6 months except by way of a bonus issue or in discharge of our existing obligations such as conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures into equity. The SEBI Buyback Regulations provides additional restriction that a company is prohibited from purchasing its own shares or specified securities through any subsidiary company including its own subsidiary companies or through any investment company or group of investment companies or in the event of non-compliance with certain specified conditions.

SEBI Buyback Regulations permit a company to buy-back through the following methods:

1)

Tender offer: Tender offer means offer by a company to buy-back its shares or other specified securities through a letter of offer from the holders of the shares or other specified securities of the company. A company may buy-back its shares or other specified securities from its existing security-holders on a proportionate basis in accordance with the provisions of Chapter III of the SEBI Buyback Regulations. However, 15.0% of the number of securities which the company proposes to buy back or number of securities entitled as per their shareholding, whichever is higher, shall be reserved for small shareholders. The promoter intending to offer their shares or other specified securities for buy-back shall be required to make specific disclosures such as quantum of shares proposed to be tendered, details of specified transactions as provided in the regulations etc. Other conditions in relation to filing of the offer document, adhering to the offer procedure, maintaining an escrow account, etc. shall also have to be complied with as per Chapter III of the SEBI Buyback Regulations.

2)	Open market: The buyback of shares or other specified securities from the open market may be in one of the following methods:

•	Through stock exchange or

•	Book building process.

Specific conditions to be complied with, in relation to buyback through each of the above modes have been prescribed under the Chapter IV of the SEBI Buyback Regulations. The buy-back of the shares or other specified securities shall not be made from the promoters or persons in control of the company.

Schedule V of the SEBI Buyback Regulations provides the fee structure and the mode of payment in the event of submitting the offer document or copy of public announcement to SEBI.

ADSs holders will be eligible to participate in a share buy-back in certain cases. An ADSs holder may acquire equity shares by withdrawing them from the depository facility and then selling those equity shares back to us in accordance with the provisions of applicable law as discussed above. ADSs holders should note that equity shares withdrawn from the depository facility may only be re-deposited into the depository facility under certain limited circumstances as specified under the guidelines issued by the GoI and the RBI relating to a sponsored ADSs facility and fungibililty of ADSs. See “Item 10: Additional Information – D. Exchange Controls”.

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

Rights of Minority Shareholders

The Companies Act, 2013, provides mechanisms for the protection of the rights of the minority shareholder. Where the share capital of a company is divided into different classes of shares and there has been variation in the rights attached to the shares of any class, the holders of not less than 10% of the issued shares of that class, who did not vote in favor of a resolution for the variation, have the right to apply to the NCLT within 21 days after the date on which the consent was given or the resolution was passed, to have the variation cancelled and such variation shall not have any effect unless confirmed by the NCLT.

Further, under the Companies Act, 2013, shareholders representing not less than 10% of the total number of members or 100 members, whichever is less or shareholders holding not less than 10.0% of the issued share capital, subject to the condition that they have paid all calls and other sums due on their shares, have the right to apply to the NCLT for an order to bring an end to the matter complained of, on the following grounds of oppression or mismanagement:

•

that the company’s affairs have been or are being conducted in a manner prejudicial to public interest or in a manner prejudicial or oppressive to any member or members or in a manner prejudicial to the interests of the company; or

•

that a material change, not being a change brought about by, or in the interests of, any creditors, including debenture holders or any class of shareholders of the company, has taken place in the management or control of the company, whether by an alteration in its board of directors or management or in the ownership of the company’s shares and by reason of such change, it is likely that the affairs of the company will be conducted in a manner prejudicial to public interest or in a manner prejudicial to its interests or its members or any class of members

Provisions on Purchase of Minority Shareholding

Section 236 of the Companies Act, 2013 provide for mechanism for purchase of minority shareholding. In the event of an acquirer, or a person acting in concert with such acquirer, becoming registered holder of 90.0% or more of the issued equity share capital of a company, or in the event of any person or group of persons becoming 90.0% majority or holding 90.0% of the issued equity share capital of a company by virtue of an amalgamation, share exchange, conversion of securities or for any other reason, such acquirer, person or group of persons, as the case may be, shall notify the Company of their intention to buy the remaining equity shares.

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

Liquidation Rights

According to the Companies Act, 2013 and the IBC, certain payments have preference over payments to be made to equity shareholders. These payments having preference include payments to be made by the company to its employees, taxes, payments to secured and unsecured lenders and payments to holders of any shares entitled by their terms to preferential repayment over the equity shares. In the event of our winding-up, the holders of the equity shares are entitled to be repaid the amounts of paid up capital or credited as paid upon those equity shares after payments have been made by the company as set out above. Subject to such payments having been made by the company, any surplus assets are paid to holders of equity shares in proportion to their shareholdings.

Takeover Code and SEBI Regulations

Under the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (“Takeover Code”), the acquisition of shares or voting rights or control which entitles the acquirer to exercise 25.0% or more of the voting rights in or control over the target company triggers a requirement for the acquirer to make an open offer at an offer price determined as per the provisions of the Takeover Code. The acquirer is required to make a public announcement for an open offer on the date on which it is has agreed to acquire such shares or voting rights or control. Such open offer shall only be for such number of shares as is required to adhere to the maximum permitted non-public shareholding.

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

Where the public shareholding in the target company is reduced to a level below the limit specified in rule 19(2)(b) and / or rule 19A of the Securities Contract (Regulation) Rules, 1957, the target company is required to adopt any of the methods prescribed in the SEBI circular CIR/CFD/CMD/14/2015 dated November 30, 2015 and SEBI/HO/CFD/CMD/CIR/P/43/2018 dated February 22, 2018, so as to comply with the minimum public shareholding requirements in the manner specified by SEBI.

Further, the Takeover Code also provides that an acquirer can make an offer for delisting the Company if such acquirer declares his intention to do so at the time of making the public announcement of an open offer. The acquirer whose shareholding exceeds the maximum permissible non-public shareholding, pursuant to an open offer under these regulations, shall not be eligible to make a voluntary delisting offer under the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009, unless a period of twelve months has elapsed from the date of the completion of the offer period.

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

The Takeover Code contains the fee structure and the mode of payment in the event of filing the necessary disclosure by the acquirer under the Regulation 10 sub-regulation 7.

SEBI has amended various regulations such as the SEBI (LODR) Regulations, 2015, the Takeover Code, the SEBI Issue of Capital and Disclosure Requirements Regulations, 2018 and the SEBI (Delisting of Equity Shares) Regulations, 2018 to grant relaxation or exemptions to listed companies whose resolution plan is approved under section 31 of the Insolvency and Bankruptcy Code, 2016.

Voting Rights of Deposited Equity Shares Represented by ADSs

Under Indian law, voting in relation to the equity shares is by show of hands unless a poll is demanded by a member or members present in person or by proxy holding at least 10.0% of the total shares entitled to vote on the resolution or by those holding shares with an aggregate paid up capital of at least ₹ 500,000. A proxy (other than a body corporate represented by an authorized representative) may not vote except on a poll. As soon as practicable after receipt of notice of any general meetings at which the holders of deposited securities are entitled to vote, or of solicitation of consents or proxies from of holders of deposited securities shares or other deposited securities, our Depositary shall fix a record date in respect of such meeting or solicitation of consent or proxy in accordance with Section 4.9 of Deposit Agreement dated September 6, 2013.for determining the holders entitled to give instructions for the exercise of voting rights. The Depositary shall, if requested by the Company in writing in a timely manner, at the Company’s expense and provided no U.S. legal prohibitions exist, distribute to holders as of the ADS Record Date: (a) such notice of meeting or solicitation of consent or proxy, (b) a statement that the holders at the close of business on the ADS Record Date will be entitled, subject to any applicable law, the provisions of the Deposit Agreement, the Articles of Association of the Company and the provisions of or governing the Deposited Securities (which provisions, if any, shall be summarized in pertinent part by the Company), to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the deposited securities represented by such holder’s ADSs, and (c) a brief statement as to the manner in which such voting instructions may be given.

On receipt of the aforesaid notice from the Depository, our ADSs holders may instruct the Depository on how to exercise the voting rights for the shares that underlie their ADSs. For such instructions to be valid, the Depository must receive them on or before a specified date. The Depository will try, as far as is practical, and subject to the provisions of Indian law and our Memorandum of Association and our Articles of Association, to vote or to have its agents vote in relation to the shares or other deposited securities as per our ADSs holders’ instructions. The Depository will only vote or attempt to vote as per an ADSs holder’s instructions. The Depository will not itself exercise any voting discretion. Neither the Depository nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast, or for the effect of any vote. There is no guarantee that our shareholders will receive voting materials in time to instruct the Depository to vote and it is possible that ADSs holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Insider Trading Regulations

SEBI through its notification dated December 31, 2018 has rationalized the Insider Trading Regulations. The amendment mainly focuses in providing mechanism for better implementation of the Insider Training Regulations. These changes, made to give effect to the accepted recommendations of the Committee on Fair Market Conduct, make broad- based changes to the regulations, on matters such as specifying the legitimate purposes for sharing unpublished price sensitive information, tracing the flow of such information, inclusive list of designated persons, establishing of process for how and when people are brought ‘inside’ on sensitive transactions etc. The changes in the Regulations were effective from April 1, 2019 which includes the Code of Conduct to Regulate, Monitor and Report Trading of Securities, Policy and Procedures for Inquiry in case of leak of Unpublished Price Sensitive Information and the Code of Practices and Procedures for fair disclosure of Unpublished Price Sensitive Information and Policy for Determination of Legitimate Purpose. The SEBI (Prohibition of Insider Trading) (3rd Amendment) Regulations, 2019 dated September 17, 2019, notified that the Code of Conduct of the Company shall provide for suitable protection against any discharge, termination, demotion, suspension, threats, harassment, directly or indirectly or discrimination against any employee who files a Voluntary Information Disclosure Form, irrespective of whether the information is considered or rejected by SEBI or he or she is eligible for a Reward under the regulations, by reasons as mentioned in the said regulations. Accordingly, we updated our Insider Trading Prohibition Policy which was approved by the members of the Board on November 14, 2019 and the same is available on the website of the Company www.vedantalimited.com.

Further, SEBI (Prohibition of Insider Trading) (Amendment) Regulations, 2020 dated July 17, 2020, notified that the board of directors or heads of the Organization required to handle unpublished price sensitive information (“UPSI”) have to ensure that a structured digital database is maintained containing the nature of UPSI and the names of such persons who have shared the information and also the names of such persons with whom information is shared along with the PAN or any other identifier authorized by law where PAN is not available.

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

Delaware Law	Indian Law

Annual and Special Meetings of Shareholders

Shareholders of a Delaware corporation generally do not have the right to call meetings of shareholders unless that right is granted in the certificate of incorporation or by-laws. However, if a corporation fails to hold its annual meeting within a period of 30 days after the date designated for the annual meeting, or if no date has been designated for the annual meeting, or if no date has been designated for a period of 13 months after its last annual meeting, the Delaware Court of Chancery may order a meeting to be held upon the application of a shareholder.	While shareholders of a company do not have any right to call for an annual general meeting, shareholders holding one-tenth of the paid-up share capital of the company have a right to request an extraordinary general meeting. However, in the event the company defaults in holding an annual general meeting within 15 months from the date of its last annual general meeting or within 6 months from the end of financial year, whichever is higher, the GoI may order a meeting to be held upon the application of any shareholder.

Quorum Requirements for Meetings of Shareholders

A Delaware corporation’s certificate of incorporation or bylaws can specify the number of shares which constitute the quorum required to conduct business at a meeting, provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote at a meeting, except that, where a separate vote by a class or series or classes or series is required, a quorum shall consist of no less than one-third of the shares of such class or series or classes or series.	Our Articles of Association specify that the quorum for the general meeting shall be as provided in the Companies Act, 2013. According to the Companies Act, 2013, quorum for a general meeting is at least 30 shareholders personally present if number of members as on date of meeting is exceeding 5,000 to vote and, in such instances the Indian Companies Act supersedes the Articles of Association.

Board of Directors

A typical certificate of incorporation and bylaws would provide that the number of directors on the board of directors will be fixed from time to time by a vote of the majority of the authorized directors. Under Delaware law, a board of directors can be divided into classes and cumulative voting in the election of directors is only permitted if expressly authorized in a corporation’s certificate of incorporation.	Our Articles of Association provide that unless otherwise determined by the shareholders at a general meeting, the number of directors shall not be less than three or more than 15. The Company may appoint more than 15 directors by seeking the approval of its members by way of a special resolution. Under Indian law, the appointment and removal of directors (other than additional directors) is required to be approved by the shareholders. There is no concept under Indian law as to division of the board of directors into different classes or cumulative voting.

Delaware Law	Indian Law

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation may be removed with the approval of a majority of the outstanding shares then entitled to vote at an election of directors, unless the certificate of incorporation provides otherwise.	Under Indian law, a director of a company, other than a director appointed by the GoI, may be removed by an approval of the members by way of an ordinary resolution, provided that a special notice of the resolution to remove the director is given in accordance with the provisions of the Indian Companies Act, 2013. Under our Articles of Association, any director who has been appointed by any persons pursuant to the provisions of an agreement with us may be removed at any time by such person.

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

The board has also the power to appoint additional director, however, such appointment shall be subject to approval by the shareholders in the immediate next annual general meeting

Delaware Law	Indian Law

Interested Director Transactions

Interested director transactions are not voidable if (i) the material facts as to the interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (ii) the material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote on the matter or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee or the shareholders.	Under Indian law, contracts or arrangements in which one or more directors of an Indian company has an interest are not void or voidable because of such interest, provided that certain conditions, such as obtaining the required approval of the board of directors and disclosing the nature of the interest to the board of directors, are satisfied. Subject to a few exceptions, for an interested director transaction not to be voided, (a) the interested director is required to disclose the nature of his concern or interest at a meeting of the board of directors, whether directly or indirectly, is concerned or interested including the Director who is a Promoter, Manager, Chief Executive Officer of anybody corporate; (b) the board of directors is required to grant its consent to the contract or arrangement; (c) the interested director is not permitted to take part in the discussion of, or vote on, the contract or arrangement; and (d) the approval of the members is required by way of resolution. An interested director is not to be counted for the purposes of quorum at the time of any such discussion or vote and if the interested director does vote, the vote shall be void. The contravention of relevant provisions is punishable with fine. Nothing in this section shall apply to any contract or arrangement entered into or to be entered into between two companies or between one or more companies and one or more bodies corporate where any of the directors of the one company or body corporate or two or more of them together holds or hold not more than two percent of the paid-up share capital in the other company or the body corporate.

Cumulative Voting

Delaware law does not require that a Delaware corporation provide for cumulative voting. However, the certificate of incorporation of a Delaware corporation may provide that shareholders of any class or classes or of any series may vote cumulatively either at all elections or at elections under specified circumstances.	There is no concept of cumulative voting under Indian law.

Shareholder Action Without a Meeting

Unless otherwise specified in a Delaware corporation’s certificate of incorporation, any action required or permitted to be taken by shareholders at an annual or special meeting may be taken by shareholders without a meeting, without prior notice and without a vote, if consents, in writing, setting forth the action, are signed by shareholders with not less than the minimum number of votes that would be necessary to authorize the action at a meeting. All consents must be dated. No consent is effective unless, within 60 days of the earliest dated consent delivered to the corporation, written consents signed by a sufficient number of holders to take the action are delivered to the corporation.	There is no concept of shareholder action without a meeting under Indian law.

Delaware Law	Indian Law

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

Under the Indian Companies Act, the merger of two companies is required to be approved by a Court of competent jurisdiction or NCLT and by a three-fourths majority of each class of shareholders and creditors of the company present and voting at the meetings held to approve the merger.

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

Indian law does not prohibit corporate transactions but does require disclosure of related party transactions in the financial statements of the company. Under applicable accounting standards in India, during the time that a related party transaction exists, a company is required to disclose the name of the related parties, describe the relationship between the parties, nature of the transactions and volume of the transactions either as an amount or as an appropriate proportion, the amounts or appropriate proportions of outstanding items pertaining to related parties at the balance sheet date and provisions for doubtful debts due from such parties at that date and the amounts written off or written back in the period in respect of debts due from or to related parties.

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

Delaware Law	Indian Law

Limitations on Personal Liability of Directors

A Delaware corporation may include in its certificate of incorporation provisions limiting the personal liability of its directors to the corporation or its shareholders for monetary damages for many types of breach of fiduciary duty. However, these provisions may not limit liability for any breach of the director’s duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, the authorization of unlawful dividends, or unlawful share purchase or redemption, or any transaction from which a director derived an improper personal benefit. Moreover, these provisions would not be likely to bar claims arising under US federal securities laws.	Generally, Indian law provides that directors are not personally liable in respect of contracts of the company. However, where a director acts without the approval or ratification of the company, such director may be personally liable. Directors are also personally liable for breach of trust or misfeasance, both civilly and in some cases criminally. The Companies Act, 2013 of India, contains certain provisions making directors personally liable to discharge certain monetary obligations in their capacity as directors, such as the non-refund of share application monies or excess application monies within the time limit stipulated by the Companies Act, 2013. Similarly, the Companies Act, 2013 provides for civil liability of directors for misstatements in a prospectus issued by the company that has been signed by the directors, including the obligation to pay compensation to any persons subscribing to the shares of the company on the faith of statements made in the prospectus. Directors’ and officers’ liability insurance policies are available in India. However, the permissible coverage under such policies is subject to the same limitations as on the ability of the company to indemnify its directors as described under “- Indemnification of Directors and Officers.”

Indemnification of Directors and Officers

A Delaware corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of his or her position if (i) the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, the director or officer had no reasonable cause to believe his or her conduct was unlawful.	Under Indian law, subject to specified exceptions, any provision, whether contained in the Articles of Association of a company or in any agreement, exempting or indemnifying any director, officer or auditor of the company against any liability in respect of any negligence, default, breach of duty or breach of trust which would by law otherwise attach to such director, officer or auditor, shall be void. However, pursuant to the exceptions permitted under Indian law, our Articles of Association provide for indemnification of any officer or agent against any liability incurred by such person in successfully defending any proceeding, whether civil or criminal, in which such person is acquitted in whole or in part on the grounds that such person had acted honestly and reasonably, or in connection with an application made by an officer or agent to the High Court of the relevant state for relief for reason that he or she has a reason to apprehend that any proceeding may be brought against him in respect of any negligence, default, breach of duty, misfeasance or breach of trust in which relief has been granted by such High Court.

Appraisal Rights

A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which the shareholder may receive cash in the amount of the fair value of the shares held by that shareholder (as determined by a Court) in lieu of the consideration the shareholder would otherwise receive in the transaction.	There is no concept of appraisal rights under Indian law.

Delaware Law	Indian Law

Shareholder Suits

Class actions and derivative actions generally are available to the shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.	Under the Indian Companies Act, 2013, shareholders holding not less than one tenth of the issued share capital, shareholders representing not less than one tenth of the total number of members or one hundred members, provided that they have paid all calls and other sums due on their shares, have the right to request the NCLT, a statutory body, for an order or injunction as to the taking or not taking of an action by the company on the following grounds of oppression or mismanagement: (a) that the company’s affairs are being conducted in a manner prejudicial to public interest, in a manner oppressive to any member or members or in a manner prejudicial to the interests of the company; and (b) that a material change has taken place in the management or control of the company, whether by a change in the board of directors or management or in the ownership of the company’s shares, and by reason of such change it is likely that the affairs of the company will be conducted in a manner prejudicial to public interest or in a manner prejudicial to the interests of the company.

Inspection of Books and Records

All shareholders of a Delaware corporation have the right, upon written demand under oath stating the purpose thereof, to inspect or obtain copies of the corporation’s shares ledger and its other books and records for any proper purpose.	Pursuant to our Articles of Association, our Board of directors has the authority to determine whether and to what extent and at what times and places and under what conditions or regulations our books are open to the inspection of the shareholders. Further, no shareholder of the company has the right to inspect any record of the company except as conferred under law or authorized by the board of directors. The books containing the minutes of the proceedings of any general meetings of the shareholders are required to be kept at the registered office of the company and such materials are to be opened for inspection by any shareholder, without charge, subject to reasonable restrictions which may be imposed by a company’s articles or in its general meeting. If an inspection is refused, the company and every officer of the company in default will be punishable with a fine. Under Indian law, the audited financial statements for the relevant financial year, the directors’ report and the auditors’ report are required to be provided to the shareholders before the annual general meeting.

Amendment to Charter

Amendments to the certificate of incorporation of a Delaware corporation require the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon or such greater vote as is provided for in the certificate of incorporation; a provision in the certificate of incorporation requiring the vote of a greater number or proportion of the directors or of the holders of any class of shares than is required by Delaware corporate law may not be amended, altered or repealed except by such greater vote.	Under Indian Law, subject to certain specified amendments that require the additional approval of the central government, a company may make amendments to its articles with the approval of shareholders holding not less than 75.0% of the shares of the company.

Delaware Law	Indian Law

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

According to the Indian Companies Act, 2013, a company is empowered to purchase its own shares or other specified securities out of its free reserves, or the securities premium account or the proceeds of any shares or other specified securities (other than the kind of shares or other specified securities proposed to be bought back), subject to certain conditions including: (a) the buy-back must be authorized by the articles of association of the company; (b) a resolution must be passed by shareholders holding not less than 75.0% of the outstanding shares in the general meeting of the company authorizing the buy-back; (c) the buy-back is limited to 25.0% of the total paid up capital and free reserves; (d) the ratio of debt owed by the company must not be more than twice the capital and free reserves after such buy-back; and (e) the buy-back must be in accordance with the SEBI (Buy-Back of Securities) Regulations, 1998.

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

The corporate governance requirements which apply to us as a listed company on the NSE and BSE are contained in Regulation 17 to 27 and Regulation 46 of SEBI (LODR) Regulations, 2015 in accordance with the Listing Agreement that we have entered into with the NSE and BSE.

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

The board of directors have an optimum combination of executive and non-executive directors with at least one woman director and not less than fifty percent of the board of directors shall comprise of non-executive directors, provided top 500 listed entities shall have at least one independent woman director by April 1, 2019 and top 1,000 listed entities shall have at least one independent woman director by April 1, 2020 basis market capitalization at the end of immediate previous financial year. If the Chairman of the board of directors is an executive director, at least 50.0% of the board to comprise of independent directors and in case of a non-executive chairman, then at least one third of the board should comprise of independent directors, provided that where the non-executive Chairman is a promoter of the company or is related to any promoter or person occupying a management position at the board of directors level or at one level below that, at least 50.0% of the board of directors should comprise of independent directors. Board must consist of a minimum of six directors for top 2000 listed entities based on market capitalisation at the end of previous financial year. Appoint a person or continue the directorship of any person as a non-executive director who has attained the age of 75 years unless a special resolution is passed to that effect indicating the justification for such appointment. With effect from April 1, 2022, the top 500 entities by market capitalization to have a Chairperson who is a non-executive director and not related to the Managing Director/CEO. Directors satisfy the criteria of being independent director as per the Companies Act, 2013 and the LODR other than nominee director and submits declaration confirming that they meet the criteria of independence.

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

Each listed company must have an internal audit function

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

The Audit Committee must comprise of minimum three directors as members of which two third member to be independent directors wherein all shall be financially literate and atleast one member must have accounting and related financial management expertise and the Chairperson to be an Independent Director. Their role include: Oversight of financial reporting, Auditors, Internal Audit, Internal financial controls, Risk Management and Governance. The principal duties and responsibilities of the Audit Committee is mentioned under the head of Audit Committee above. Details on the scope may be referred.

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

The listed entity shall set up a nomination and remuneration committee which shall comprise at least three directors, all of whom shall be non-executive directors and at least half shall be independent. Chairman of the committee shall be an independent director.

The principal duties and responsibilities of the Nomination and Remuneration Committee is mentioned under the head of Nomination and Remuneration Committee above. Details on the scope may be referred

The quorum for a meeting of the nomination and remuneration committee shall be either two members or one third of the members of the committee, whichever is greater, including at least one independent director in attendance. The nomination and remuneration committee shall meet at least once in a year

Nominating corporate governance

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

There is no requirement of a nomination corporate governance Committee, The scope and responsibilities of this committee is similar in line with the Nomination & Remuneration Committee

Corporate Governance Guidelines

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

An independent director shall be held liable, only in respect of such acts of omission or commission by a company which had occurred with his knowledge, attributable through board processes, and with his consent or connivance or where he had not acted diligently with respect of the provisions contained in the SEBI (LODR) Regulations, 2015

C. Material Contracts

See “Item 7: Major Shareholders and Related Party Transactions – B. Related Party Transactions – Related Party Transactions” for details.

Outstanding loans

See “Note 22: Borrowings” of Notes to the Consolidated Financial Statements for details.

D. Exchange Controls

General

Ownership of Indian companies by non-residents is regulated by the GoI and RBI under the provisions of Foreign Exchange Management Act of 1999 (‘FEMA’), as amended, read with the rules, regulations and notifications issued under FEMA (‘Foreign Exchange Control Regulations’). Foreign investment in securities issued by Indian companies is generally regulated by the Foreign Exchange Control Regulations. A person resident outside India can transfer any security of an Indian company or any other security to an Indian resident only in accordance with the terms and conditions specified under Foreign Exchange Control Regulations made thereunder or as permitted by the RBI.

Foreign Direct Investment

The Government of India regulates ownership of Indian companies by foreigners. Foreign investment in Indian securities is generally regulated by the Foreign Exchange Management Act, 1999. The Foreign Exchange Management Act, 1999 (‘FEMA’), is read together with a series of rules and regulations issued thereunder by the RBI and GoI, which permits transactions involving the inflow or outflow of foreign exchange and empowers the RBI / GoI to prohibit or regulate such transactions.

The FEMA permits most transactions involving foreign exchange except those prohibited or restricted by the RBI. FEMA has eased restrictions on current account transactions. However, the GoI and RBI continue to exercise control over capital account transactions (i.e., those that alter the assets or liabilities, including contingent liabilities, of persons). The GoI and RBI have issued rules under FEMA to regulate various kinds of capital account transactions, including certain aspects of the purchase and issuance of shares of Indian companies.

On October 17, 2019 GoI vide S.O. 3732(E) notified Foreign Exchange Management (Non-debt Instruments) Rules, 2019 and RBI vide G.S.R 796(E) notified Foreign Exchange Management (Debt Instruments) Regulations, 2019, in supersession of Foreign Exchange Management (Transfer or Issue of Security by a Person Resident outside India) Regulations, 2017. Hence, investment in non – debt instruments (includes equity shares, convertible debentures, preference shares and share warrants, depository receipts issued against equity instruments, etc.) of an Indian company by a person resident outside India shall be under Foreign Exchange Management (Non-debt Instruments) Rules, 2019.

FDI in India can be either through the automatic route or through the government approval route. Over a period of time, the GoI / RBI has relaxed the restrictions on FDI. The GoI has abolished the FIPB in a phased manner in fiscal year 2018. FDI policy provides details regarding the specified sectoral regulatory bodies who would grant approval for foreign investments. As per the FDI Policy, certain notified sectors/activities requiring government approval would now approach the concerned administrative ministry or department. For instance, FDI proposals relating to mining sector would be approved by Ministry of Mines. FDI proposals requiring government approval for other residuary sectors not covered under the specified sector list would be approved by Department of Industrial Policy and Promotion (‘DIPP’).

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

Subject to certain conditions, under current regulations, FDI in most industry sectors are under automatic route if the percentage of equity holding by all foreign investors does not exceed specified industry-specific thresholds. These conditions include certain minimum pricing requirements, compliance with the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011, as amended, (‘the Takeover Code’), exit and ownership restrictions based on the nature of the foreign investor. FDI is prohibited in certain sectors such as the lottery business, gambling and betting, atomic energy, chit funds, Nidhi companies, trading in Transferable Development Rights, railways (other than permitted activities), real estate business or construction of farm houses [other than development of townships, construction of residential/commercial premises, roads or bridges and real estate investment trusts registered and regulated under the SEBI (REITs) Regulations 2014]and manufacturing of cigars

FDI policy lays down guidelines for calculation of direct and indirect foreign investment in an Indian company.

A person residing outside India (other than a citizen of Pakistan or Bangladesh) or any entity incorporated outside India (other than an entity incorporated in Pakistan or Bangladesh and an overseas corporate body as defined in FEMA) has general permission to purchase equity shares (including partly paid up shares), convertible debentures or convertible preference shares of an Indian company (mandatorily required to be fully and compulsorily convertible), subject to certain terms and conditions.

Currently, subject to certain exceptions, investment on non-repatriation basis by a Non-resident Indian (NRI) or an Overseas Citizen of India (OCI), including a company, a trust and a partnership firm incorporated outside India and owned and controlled by NRIs or OCIs, in equity instrument issued by Indian companies do not require the prior approval of the RBI subject to prohibition of investment in a Nidhi company or investment in Indian companies engaged in agricultural/plantation activities or real estate business or construction of farm houses (other than development of townships, construction of residential and commercial premises, roads or bridges and real investment trusts registered and regulated under the SEBI (REITs) Regulations 2014) or dealing in Transfer of Development Rights. The GoI has indicated that in all cases where FDI is allowed on an automatic route, the RBI would continue to be the primary agency for the purposes of monitoring and regulating foreign investment.

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

Downstream investments by Indian companies/LLP will be subject to the following conditions:

•

Such an Indian Company/LLP or an investment vehicle is to notify RBI and the Secretariat for Industrial Assistance, DIPP of its downstream investment in Form DI within 30 days of such investment, even if capital instruments have not been allotted along with the modality of investment in new/existing ventures (with/without expansion program);

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

We are majorly controlled by a non-resident entity and hence all downstream investments made by us are subject to the above conditions.

Vedanta Limited is engaged in the following businesses:

•	Mining and processing of aluminum, copper and zinc, Iron Ore FDI up to 100.0% is permitted under the automatic route, subject to the Mines and Minerals (Development and Regulation) Act, 1957.

•	Exploration of oil and natural gas – FDI up to 100.0% is permitted under the automatic route.

•	Power generation (majorly Thermal power and remaining from renewable energy sources) – 100% FDI is permitted under automatic route subject to the provisions of The Electricity Act, 2003

Investment by Non-Resident Indians or an Overseas Citizen of India (“OCI”)

A variety of methods for investing in shares of Indian companies are available to NRIs. Each NRI or OCI can purchase on repatriation basis, on a recognized stock exchange in India, up to 5.0% of the total paid-up equity capital on a fully diluted basis, subject to the condition that the total holdings of all NRIs and OCIs put together does not exceed 10.0% of the paid-up equity capital on a fully diluted basis. The aggregate ceiling limit of 10.0% limit may be raised to 24.0% if a special resolution is passed in a general meeting of the shareholders of the Company. In addition to the above, NRIs may also make foreign direct investments in Indian companies under the FDI route discussed above. These methods allow NRIs to make portfolio investments in shares and other securities of Indian companies on a basis not generally available to other foreign investors.

Overseas corporate bodies controlled by NRIs, were previously permitted to invest on more favorable terms under the portfolio investment scheme. The RBI no longer recognizes overseas corporate bodies as an eligible class of investment vehicle under various routes and schemes under the foreign exchange regulations.

Investment by Foreign Portfolio Investors

On September 23, 2019, The SEBI (Foreign Portfolio Investors) Regulations, 2014 was repealed and replaced by SEBI (Foreign Portfolio Investors) Regulations, 2019 (‘FPI Regulations’). All the existing foreign institutional investors (‘FIIs”), sub accounts and qualified foreign investors (‘QFIs’) have been classified together into a new class of investors known as the foreign portfolio investors (‘FPIs’). FPIs are required to be registered with the designated depositary participant on behalf of the SEBI subject to compliance, with ‘Know Your Customer’ norms. FPIs are permitted to invest only in certain securities, including but not limited to securities in the primary and secondary markets (including shares, debentures and warrants of companies, listed or to be listed on a recognized stock exchange in India), derivatives traded on a recognized stock exchange, treasury bills, dated government securities, and such other instruments specified by the SEBI from time to time.

A single foreign portfolio investor or an investor group is permitted to invest in equity capital of an Indian company listed or to be listed on a recognised stock exchange in India; only below 10.0% of the total paid-up equity capital on a fully diluted basis or less than 10 percent of the paid-up value of each series of debentures or preference shares or share warrants issued by an Indian company and the total holdings of all FPIs put together, including any other direct and indirect foreign investments in the Indian company permitted under these rules, shall not exceed 24 per cent of paid-up equity capital on a fully diluted basis or paid up value of each series of debentures or preference shares or share warrants. The said limit of 10 percent and 24 percent shall be called the individual and aggregate limit, respectively. The aggregate ceiling limit of 24.0% limit may be raised to up to the sectoral cap/statutory ceiling, as applicable if a special resolution is passed in a general meeting of the shareholders of the company. .

Subject to compliance with all applicable Indian laws, rules, regulations, guidelines and approvals in terms of the FPI Regulations, an FPI, registered as a Category I foreign portfolio investor, may issue or otherwise deal in offshore derivative instruments (as defined under the FPI Regulations) directly or indirectly, only in the event (i) such offshore derivative instruments are issued only to persons eligible for registration as Category I foreign portfolio investors; and (ii) such offshore derivative instruments are issued after compliance with ‘Know Your Client’ norms. An FPI shall ensure that any transfer of offshore derivative instruments issued by or on behalf of the FPI, is made subject to the following conditions: (a) such offshore derivative instruments are transferred to persons subject to fulfillment of regulation 21 (1) of FPI Regulations; and (b) prior consent of the foreign portfolio investor is obtained for such transfer, except when the persons to whom the offshore derivative instruments are to be transferred to are pre-approved by the FPI.

Any FII or QFI who holds a valid certificate of registration will be deemed to be a FPI until the expiry of the block of three years for which fees has been paid as provided by the SEBI (Foreign Institutional Investors) Regulations, 1995. All existing FIIs and sub accounts, subject to payment of conversion fees specified in the FPI Regulations, may continue to buy, sell or otherwise deal in securities subject to the provisions of the FPI Regulations, until the earlier of (i) expiry of its registration as a FII or sub-account, or (ii) obtaining a certificate of registration as an FPI. All QFIs may continue to buy, sell or otherwise deal in securities until the earlier of (i) up to a period of a one year from the date of commencement of the FPI Regulations or; (ii) obtaining a certificate of registration as an FPI. The portfolio investor registered in accordance with the FPI Regulations would be called ‘Registered Foreign Portfolio Investor (“RFPI”).

Accordingly, any transaction involving dealing in securities by a RFPI shall be only through registered broker subject to certain exceptions including but not limited to (i) in an open offer in accordance with the Takeover Code or (ii) in an open offer in accordance with the SEBI (Delisting of Equity Shares) Regulations, 2009; or (iii) through buyback of shares by a listed Indian company in accordance with the SEBI (Buy-back of Securities) Regulations, 1998. An RFPI may also acquire shares or convertible debentures (i) in any bid for, or acquisition of securities in response to an offer for disinvestment of shares made by the Central Government or any state government; or (ii) in any transaction in securities pursuant to an agreement entered into with merchant banker in the process of market making or subscribing to unsubscribed portion of the issue in accordance with Chapter IX of the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018.

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

Transfer of Shares

The RBI has now granted general permission to person’s resident outside India to transfer shares and convertible debentures held by them to an Indian resident, subject to compliance with certain terms and conditions (including pricing norms) and reporting requirements. A resident who wishes to purchase shares from a non-resident must, pursuant to the relevant notice requirements, file a declaration with an authorized dealer in the prescribed Form FC-TRS within 60 days from the date of receipt of the amount of consideration, together with the relevant documents and file an acknowledgment thereof with the Indian company to effect transfer of the shares.

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

Taxation of Dividends

Dividends paid to non-resident holders of ADSs are not presently subject to tax in the hands of the recipient. However, the company that is distributing the dividend was liable to pay a “DDT” at the rate of 15.0% (on a gross basis) plus a surcharge of 10.0% and an education cess at the rate of 3.0%. According to the Finance (No. 2) Act, 2014, DDT is to be levied on gross distributable surplus amount instead of amount paid net of taxes. This resulted in an increase in the DDT to more than 20.0%, from 16.995% in the earlier years which was applicable to the dividends declared, distributed or paid on or after October 1, 2014. According to the Finance Act 2015, the surcharge on dividend tax has increased from 10.0% to 12.0%, and the effective DDT rate is 20.35% with effect from April 1, 2016. The Finance Act, 2018 increased the rate of cess from 3.0% to 4.0% which will result in an effective DDT rate of 20.6% from April 1, 2018. Under Section 115O(1A) of the Income Tax Act 1961, an Indian company, subject to certain conditions, can set off the dividend income received from its subsidiaries against the amount of dividend declared and distributed by it to its shareholders, therefore reducing the DDT to the extent of such set-off.

Any distribution of additional ADSs or equity shares to resident or non-resident shareholders will not be subject to any Indian tax.

Further the Finance Act 2016 has provided that any income earned by an individual, Hindu Undivided Family or a firm, who is a resident in India, by way of dividend declared, distributed or paid by any domestic company in excess of ₹ 1,000,000 in aggregate shall be chargeable to tax at the rate of 10.0% on gross basis on such amount exceeding ₹ 1,000,000. With the introduction of Finance Act 2017, this provision will be applicable only to specified assessees (specified assessee means a person other than domestic company, charitable trusts registered under section 12 A or 10 (23C) of the Finance Act 2017).

The Finance Act 2020 has repealed the DDT. Dividend received will be taxable in the hands of recipient. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates effective from April 1, 2020.

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

Service Tax

Till June 30, 2017, brokerage or commission fees paid to stockbrokers in connection with the sale or purchase of equity shares were subject to Indian service tax at the effective tax rate of 15.0% (including Swachh Bharat Cess of 0.5% and Krishi Kalyan Cess of 0.5% of taxable value) collected by the stockbroker. Further, pursuant to Section 65(101) of the Finance Act (2 of the 2004) a sub-broker was also subject to this service tax. With effect from July 1, 2017, service tax was subsumed under GST.

Goods and Service Tax (GST)

With effect from July 1, 2017, service tax was subsumed under GST. Swachh Bharat Cess and Krishi Kalyan Cess were abolished. Therefore, brokerage or commission fees paid to stockbrokers in connection with the sale or purchase of equity shares became subject to GST at the rate of 18.0% and sub-brokers also became subject to GST at the same rate.

Minimum Alternate Tax

The Income Tax Act imposes a Minimum Alternate Tax on companies wherein the income tax payable on the total income is less than 18.5% of its book profit. The MAT is payable at the rate of 18.5% plus applicable surcharge and cess. The Finance Act 2013 increased the surcharge on income of domestic companies having taxable income above ₹ 100 million ($ 1 million) from 5.0% to 10.0% which resulted in the increase in the effective MAT rate for such companies from 20.01% to 20.96%. The Finance Act, 2015 has increased the surcharge to 12.0% which resulted in an increase in the effective MAT rate for such companies to 21.34% which has been increased to 21.5% from April 1, 2018. Amounts paid as MAT may be applied towards regular income taxes payable in any of the succeeding 15 years (as amended by the Finance Act 2017) subject to certain conditions. The manner of computing the MAT which can be claimed as a credit is specified in the Income Tax Act. The Finance Act, 2007, included income eligible for deductions under section 10A and 10B of the Act in the computation of book profits for the levy of MAT, and determined that MAT is payable on income which falls within the ambit of section 10A and 10B of the Act.

The Amendment Act 2019, reduced MAT base tax rate from 18.5% to 15% plus applicable surcharge and cess. The effective MAT rate for all Indian Company for fiscal year 2018, 2019 and 2020 would be 21.34%, 21.55% and 17.47% respectively. Further, companies opting for concessional tax regime (as explained above) would not be required to pay MAT. For non-resident foreign company’s effective MAT rate as per the Tax Amendment Act 2019 reduced from 20.01% to 16.38% of the book profit.

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

Because gains generally will be treated as United States source gain, as a result of the United States foreign tax credit limitation, any Indian income tax imposed upon capital gains in respect of ADSs or equity shares (as discussed under “India Taxation – Taxation of Sale of the ADSs”, “India Taxation – Taxation of Sale of the Equity Shares,” “India Taxation – Sale of the Equity Shares on a Recognized Stock Exchange,” “India Taxation - Sale of the Equity Shares otherwise than on a Recognized Stock Exchange” and “India Taxation – Buy-Back of Securities”) may not be currently creditable unless a US Holder has other foreign source income for the year in the appropriate United States foreign tax credit limitation basket. US Holders should consult their tax advisors regarding the application of Indian taxes to a disposition of an ADSs or equity share and their ability to credit an Indian tax against their United States federal income tax liability.

Passive Foreign Investment Company

Based on the market prices of our equity shares and ADSs and the composition of our income and assets, including goodwill, although not clear, we do not believe we were a PFIC for United States federal income tax purposes for our taxable year ended March 31, 2020. However, the application of the PFIC rules is subject to uncertainty in several respects and, therefore, the US Internal Revenue Service may assert that, contrary to our belief, we were a PFIC for such taxable year. Moreover, although the asset test (defined below) is required to be calculated based on the fair market value of our assets, we did not do a valuation of our assets and our belief that we were not a PFIC for our taxable year ended March 31, 2020 is, in part, based on the book value of our assets. In addition, we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you we will not be a PFIC for the taxable year ending on March 31, 2021 or any future taxable year.

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

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25.0% (by value) of the stock. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our equity shares and ADSs, which has historically been volatile, fluctuations in the market price of our equity shares and ADSs may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. While we still believe we were not a PFIC for our taxable year ended March 31, 2020, there is no guarantee that the U.S. Internal Revenue service would agree such on position.

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

During fiscal year 2020, the Depositary has reimbursed to us an amount of $ 1,270,199 (after deduction of applicable withholding taxes amounting to $ 544,371) with respect to investor relations expenses.

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

Pursuant to the Re-organization Transactions, each holder of the SIIL ADSs, received three Vedanta Limited ADSs for every five existing SIIL ADSs. The total outstanding Vedanta Limited ADSs as of March 31, 2020 were 65,445,052. However, total outstanding Vedanta Limited ADSs as of August 14, 2020 were 40,621,875 pursuant to conversion of 24,823,177 ADS (representing 99,292,708 equity shares) into equity shares as on August 11, 2020.

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

Based on the foregoing, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of March 31, 2020, our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of internal control over financial reporting as of March 31, 2020 based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of this assessment, management concluded that, as of March 31, 2020, our internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements and related disclosure controls for external purposes in accordance with generally accepted accounting principles. The scope of our management’s assessment of the effectiveness of internal control over financial reporting includes all of our company’s consolidated operations.

The above conclusion was arrived at after considering the effects of the actions that management implemented to remediate a material weakness in our internal control over financial reporting in relation to certain management review controls which were identified during the year and which existed as of March 31, 2019. Specifically, this deficiency was due to the lack of formal documentation required for the assessment of the completeness and accuracy of some key reports and maintaining sufficient evidence of their operation. We implemented several actions to remediate this matter, including providing necessary training to the employees executing the controls and requiring enhancement of documentation of evidence of the control operation. As an outcome of this exercise, no controls were required to be added or changed, however additional evidence is retained to support their execution. We successfully completed the documentation and testing of these corrective actions. As a result of these remedial measures described above and the testing of operating effectiveness of these controls, management concluded that the material weakness was successfully remediated as of March 31, 2020. These deficiencies did not result in any material misstatement in our consolidated financial statements as of and for the year ended March 31, 2019.

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

The effectiveness of our internal control over financial reporting as at March 31, 2020 has been audited by S.R. Batliboi & Co. LLP, India, our independent registered public accounting firm, as stated in their report which is reproduced in its entirety in Item 15(c) below:

(c) Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Vedanta Limited

Opinion on Internal Control over Financial Reporting

We have audited Vedanta Limited and subsidiaries’ internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Vedanta Limited and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of March 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of March 31, 2020 and 2019, the related consolidated statements of profit and loss, comprehensive income, cash flows and changes in equity for each of the three years in the period ended March 31, 2020, and the related notes and our report dated September 15, 2020 expressed an unqualified opinion thereon.

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

September 15, 2020

(d) Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, management has concluded that no such changes have occurred in fiscal year 2020.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that Ms. Lalita D. Gupte, an independent director and a member of our audit committee (now known as Audit and Risk Management Committee) qualifies as an “audit committee financial expert” within the requirements of the rules promulgated by the SEC relating to audit committee. Ms. Lalita D. Gupte satisfies the “independence” requirements of Rule 10A-3 of the exchange act and the NYSE rules. See “Item 6: Directors, senior management and employees – A. Directors and Senior Management” for the experience and qualifications of the members of the Audit committee and also see “Item 6: Directors, senior management and employees – C. Board practices – Committees of board – Audit committee” for the details of members of Audit committee.

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

We have posted the code on our website at – https://www.vedantalimited.com/CorporateGovernance/vedanta_limited_code_of_conduct_and_business_ethics.pdf

Information contained in our website does not constitute a part of this Annual Report. We will also make available a copy of the Code of Business Conduct and Ethics to any person, without charge, if a written request is made to us at our registered office at 1st Floor, C wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai – 400 093, Maharashtra, India.

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

The following table shows the aggregate fees for the professional services and other services rendered by SRB and the various member firms of SRB to us, including our subsidiaries, in fiscal years 2019 and 2020.

Particulars	For the Year Ended March 31,
	2019	2020
	($ in thousands)
Audit fees (audit and review of financial statements)	3,894	3,845
Audit-related fees (including other miscellaneous audit related certifications)	53	50
Tax fees (tax audit, other certifications and tax advisory services)	87	64
All other fees (certification on corporate governance and advisory services)	107	72

Total	4,141	4,032

Audit & Risk Management Committee Pre-approval Process

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

In accordance with the Company’s Audit Committee Charter, prior approval of Audit Committee is obtained for any form of audit and non-audit services wherein the Statutory Auditors and its affiliates are engaged for the Company and its subsidiaries. The Audit Committee is briefed on the total approved services along with the actual services taken and additional approvals are also sought wherever required. The details on the category / nature of the services are also placed before the Audit Committee in detail. Further, the Audit Committee also recommends the appointment and remuneration payable to Tax Auditor, Secretarial Auditor, Internal Auditor and Cost Auditor.

The Risk Management Committee was consolidated with the Audit Committee effective June 6, 2020 and was renamed as Audit & Risk Management Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total number of shares (or units) purchased	Average price paid per share (or units) (in ₹ )	Total number of shares (or units) purchased as part of publically announced plans or programs (As at March 31, 2020)	Maximum number of shares (or units) that may yet be purchased under plans or programs
April 1, 2019 to March 31, 2020	NIL	NA	16,826,630	5.0% within one financial year of the paid up capital; 5.0% within the scheme tenure of the paid up capital

During the fiscal year 2020, no shares were purchased by Vedanta Employee Stock Option Scheme trust (“ESOS Trust”). As at March 31, 2020, total no. of shares (or units) purchased as part of publically announced plans or programs is 16,826,630

On December 12, 2016, the shareholders authorized the Company for the acquisition of up to 148,250,244 Equity Shares (which represents five percent of the paid up equity capital as on March 31, 2016, in different tranches from the secondary market by Vedanta Employee Stock Option Scheme trust (“ESOS Trust”) for the purpose of allotment to the employees of the Company and its subsidiary, post vesting of the options allotted. The secondary acquisition in a fiscal year by the ESOS Trust shall not exceed five percent of the paid up equity capital of the Company or such other limit as may be prescribed under the SEBI (Share Based Employee Benefits) Regulations, 2014 from time to time as at the end of the previous fiscal year. See “Item 6: Directors, senior management and Employees – B. Compensation – Vedanta Limited Employee stock option scheme (“Vedanta Limited ESOS”)”.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G.	CORPORATE GOVERNANCE

As our ADSs are listed on the NYSE, we are subject to the NYSE listing standards. The NYSE listing standards applicable to us, as a foreign private issuer, are considerably different from those applicable to US companies. Under the NYSE rules, we need to (i) establish an independent Audit Committee; (ii) provide prompt certification by our Chief Executive Officer of any material non-compliance with any corporate governance rules of the NYSE; (iii) provide periodic (annual and interim) written affirmations to the NYSE with respect to our corporate governance practices; and (iv) provide a brief description of significant differences between our corporate governance practices and those followed by US companies. Our Audit and Risk Management Committee consists of three directors: Lalita D. Gupte, who is our Chairperson, Mahendra Kumar Sharma and Upendra Kumar Sinha. Each of Lalita D. Gupte, Mahendra Kumar Sharma and Upendra Kumar Sinha satisfy the “independence” requirements of Rule 10A-3 of the Exchange Act. A brief description of the significant differences between our corporate governance practices and those followed by US companies can be found in “Item 10. Additional Information – B. Memorandum and Articles of Association – Comparison of Corporate Governance Standards.”

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

See – “Item 18” for a list of the financial statements filed as part of this Annual Report.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report, together with the report of the independent registered public accounting firms:

•	Report of Independent Registered Public Accounting Firm

•	Consolidated Statements of Profit or Loss for the years ended March 31, 2018, 2019 and 2020

•	Consolidated Statements of Comprehensive Income for the years ended March 31, 2018, 2019 and 2020

•	Consolidated Statements of Cash Flow for the years ended March 31, 2018, 2019 and 2020

•	Consolidated Statements of Financial Position as at March 31, 2019 and 2020

•	Consolidated Statement of Changes in Equity for the years ended March 31, 2018, 2019 and 2020

•	Notes to the consolidated financial statements

ITEM 19.	EXHIBITS

1.1	Certificate of Incorporation pursuant to change of name to Vedanta Limited—incorporated by reference to Exhibit 99.1 to the Form 6-K (File No. 001-33175) of Vedanta Limited, as filed with the SEC on May 29, 2015.

1.2	Memorandum and Articles of Association of Vedanta Limited—incorporated by reference to Exhibit 1.2 of the annual report on Form 20-F for fiscal year 2017 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 15, 2017.

2.1	Form of Deposit Agreement among Sterlite Industries (India) Limited, Citibank, N.A., as Depositary, and owners and holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder amended (including the Form of ADR)—incorporated by reference to Exhibit (a) of Amendment No. 2 to the Registration Statement on Form F-6 (File No. 333-139102), as filed with the SEC on June 15, 2007 as amended by Form of ADR incorporated by reference to Form 424B3 (File No. 333-139102), as filed with the SEC on June 28, 2010.

2.2	Form of Deposit Agreement among Sesa Goa Limited and Citibank, N.A., as Depositary and the holders and beneficial owners of American Depositary Shares issued thereunder—incorporated by reference to Exhibit 99.1 to the Form 6-K (File No. 001-33175), as filed with the SEC on September 11, 2013.

2.3	Form of Deposit Agreement among Vedanta Limited and Citibank, N.A., for continued appointment of Citibank as the exclusive Depositary of American Depositary Receipts issued thereunder—incorporated by reference to Exhibit 2.3 of the annual report on Form 20-F for fiscal year 2017 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 15, 2017.

2.4	Specimen share certificate—incorporated by reference to Exhibit 99.2 to the Form 6-K (File No. 001-33175) of Vedanta Limited, as filed with the SEC on May 29, 2015.

4.1	Brand License Agreement with Vedanta Resources Plc.- incorporated by reference to Exhibit 4.1 of the annual report on Form 20-F for fiscal year 2018 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on July 31, 2018

4.2	Vedanta Resources plc Long-Term Incentive Plan—incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.3	Vedanta Resources plc Employee Share Ownership Plan (“ESOP”) 2013—incorporated by reference to Exhibit 4.2 of the annual report on Form 20-F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.4	Vedanta Resources plc ESOP Scheme 2012—incorporated by reference to Exhibit 4.3 of the annual report on Form 20-F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.5	Vedanta Resources plc Performance Share Plan Rules—incorporated by reference to Exhibit 4.4 of the annual report on Form 20-F for fiscal year 2017 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 15, 2017.

4.6	Cairn India Performance Option Plan—incorporated by reference to Exhibit 4.6 of the annual report on Form 20-F for fiscal year 2016 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 1, 2016.

4.7	Vedanta Resources plc Deferred Share Bonus Plan 2015—incorporated by reference to Exhibit 4.6 of the annual report on Form 20-F for fiscal year 2017 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 15, 2017.

4.8	Vedanta Limited Share Plan: Employee Stock Option Scheme (ESOS) 2016—incorporated by reference to Exhibit 4.7 of the annual report on Form 20-F for fiscal year 2017 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 15, 2017.

4.9	Vedanta Limited Share Plan: Employee Stock Option Scheme (ESOS) 2017 - incorporated by reference to Exhibit 4.9 of the annual report on Form 20-F for fiscal year 2018 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on July 31, 2018

4.10	Relationship Agreement dated December 5, 2003 among Vedanta, Volcan Investments Limited, Dwarka Prasad Agarwal, Agnivesh Agarwal and Anil Agarwal—incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.11	Deed of Adherence dated December 11, 2007 among Vedanta Resources plc, Volcan Investments Limited, Onclave PTC Limited and Anil Agarwal-incorporated by reference to Exhibit 4.3 of the annual report on Form 20-F for fiscal year 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.12	Shared Services Agreement dated December 5, 2003 among Vedanta, Sterlite Optical Technologies Limited, Sterlite Gold Limited and Sterlite Industries (India) Limited, including the letter agreement dated April 13, 2006 amending the Shared Services Agreement—incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.13	Consultancy Agreement dated March 29, 2005 between Vedanta and Sterlite Industries (India) Limited—incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.14	Management Services Agreement dated May 20, 2014 between Vedanta and Sesa Sterlite Limited—incorporated by reference to Exhibit 4.8 of the annual report on Form 20-F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.15	Representative Office Agreement dated March 29, 2005 between Vedanta and Sterlite Industries (India) Limited—incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.16	Representative Office Agreement dated May 20, 2014 between Vedanta and Sesa Sterlite Limited—incorporated by reference to Exhibit 4.10 of the annual report on Form 20-F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.17	Shareholders’ Agreement between the President of India and Sterlite Opportunities and Ventures Limited dated April 4, 2002—incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.18	Shareholders’ Agreement between Sterlite Industries (India) Limited, GoI and BALCO dated March 2, 2001—incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1(File No. 333-138739), as filed with the SEC on November 15, 2006.

4.19	Guarantee Agreement between the President of India, Sterlite Industries (India) Limited, Sterlite Optical Technologies Limited and Sterlite Opportunities and Ventures Limited dated April 4, 2002—incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.20	Agreement between Vedanta Aluminium Limited and Orissa Mining Corporation Limited dated October 5, 2004—incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.21	Mining lease between the Government of Rajasthan and HZL dated March 13, 1980 renewed on September 15, 2000 pursuant to an order of the Government of Rajasthan dated May 1, 2000 and an indenture dated September 15, 2000—incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.22	$ 92.6 million Term Facility Agreement between Sterlite Industries (India) Limited as borrower and CALYON, Standard Chartered Bank and ICICI Bank Limited as lenders dated March 22, 2006—incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.23	Japanese Yen 3,570 million and $ 19.65 million Term Loan Facilities Agreement between Sterlite Industries (India) Limited as borrower and ICICI Bank Limited, Sumitomo Mitsui Banking Corporation and DBS Bank Limited as lenders dated September 19, 2005—incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.24	$ 125 million Term Facility Agreement between HZL as borrower and ABN AMRO Bank N.V., CALYON, Standard Chartered Bank, DBS Bank Limited, Mizuho Corporate Bank, Limited., Sumitomo Mitsui Banking Corporation, The Sumitomo Trust and Banking Co., Limited., Cathay United Bank, Hua Nan Commercial Bank, National Bank of Kuwait S.A.K., Bank of Taiwan, The Export-Import Bank of the Republic of China, Chang Hwa Commercial Bank Limited., Chiao Tung Bank Co., Limited., The International Commercial Bank of China, Co. Limited., Mascareignes International Bank Ltd., Syndicate Bank, Canara Bank and The Shanghai Commercial and Savings Bank, Limited. as lenders dated July 29, 2005—incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.25	$ 50 million Facility Agreement between BALCO as borrower and ICICI Bank Limited, Singapore Branch, ICICI Bank Limited, Bahrain Branch and ICICI Bank Limited, Offshore Banking Unit as lenders dated November 8, 2004—incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.26	$ 50 million Facility Agreement between BALCO as borrower and ICICI Bank Limited, ICICI Bank Limited, Bahrain Branch and ICICI Bank Limited, Offshore Banking Unit as lenders dated November 10, 2004—incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.27	₹ 10,000 million Facility Agreement between BALCO as borrower and Oriental Bank of Commerce, Syndicate Bank, The Jammu & Kashmir Bank Limited, Corporation Bank, Housing Development Finance Corporation Limited, State Bank of Bikaner & Jaipur, State Bank of Hyderabad, State Bank of Indore, State Bank of Mysore, State Bank of Patiala, State Bank of Saurashtra, The Federal Bank Limited, The Karnataka Bank Limited, The Karur Vysya Bank Limited, UCO Bank, Vijaya Bank, ABN AMRO Bank N.V., The Laxmi Vilas Bank Limited as lenders dated September 16, 2003—incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.28	Information Memorandum dated May 30, 2013 relating to the issue of 5000 rated taxable secured listed redeemable non-convertible debentures of face value of ₹ 1 million each, aggregating up to ₹ 5000 million to be issued on a private placement basis in the financial year 2013-14 by BALCO—incorporated by reference to Exhibit 4.23 of the annual report on Form 20-F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.29	Disclosure document dated July 3, 2013 for private placement of secured, redeemable non-convertible debentures of ₹ 1,000,000 each aggregating up to ₹ 25000 million by Sterlite Industries (India) Limited—incorporated by reference to Exhibit 4.24 of the annual report on Form 20-F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.30	Disclosure document dated July 3, 2013 for Private Placement of Secured, Redeemable Non-Convertible Debentures of ₹ 1,000,000 each aggregating up to ₹ 4500 million—incorporated by reference to Exhibit 4.25 of the annual report on Form 20-F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.31	Disclosure document dated July 3, 2013, for Private Placement of Secured, Redeemable Non-Convertible Debenture of ₹ 100,000 each aggregating up to ₹ 750 million—incorporated by reference to Exhibit 4.26 of the annual report on Form 20-F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.32	Common Rupee Loan Agreement dated December 27, 2013 among Sesa Sterlite Limited as Borrower, the Banks and Financial Institutions set forth in Part A Schedule I, as Rupee Lenders, Axis Bank Limited, as Lenders’ Agent and Axis Trustee Services Limited as Security Trustee—incorporated by reference to Exhibit 4.27 of the annual report on Form 20-F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.33	Term Loan Agreement dated November 28, 2013 between Sesa Sterlite and Canara Bank—incorporated by reference to Exhibit 4.28 of the annual report on Form 20-F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.34	US$ 100,000,000 Facility Agreement dated June 20, 2008 between Vedanta Aluminium Limited as Borrower, ICICI Bank Limited as Arranger, The Banks and Financial Institutions (listed in Schedule 1) as Original Lenders and ICICI Bank Limited as Agent—incorporated by reference to Exhibit 4.29 of the annual report on Form 20-F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.35	Facility Agreement dated April 5, 2011 between Vedanta Aluminium Limited as Borrower, The Banks and Financial Institutions Set Forth in Schedule I as the Rupee Lenders and State Bank of India as the Issuing Bank and Facility Agent—incorporated by reference to Exhibit 4.30 of the annual report on Form 20-F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.36	Amendment and Restatement Agreement dated June 27, 2011 relating to the $ 500,000,000 Intercompany Loan Facility Agreement dated July 6, 2009 between Vedanta Aluminium as the borrower and Welter Trading Limited as the original lender and Axis Bank Limited, Hong Kong Branch as agent and Security Trustee under the Amended and Restated Facility Agreement—incorporated by reference to Exhibit 4.31 of the annual report on Form 20-F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.37	$ 50,000,000 Facility Agreement dated January 8, 2013 among Vedanta Aluminium as the original borrower, Sterlite Industries (India) Limited as guarantor, AXIS Bank Limited, Hong Kong Branch as arranger, as original lender and as agent and AXIS Bank Limited as security trustee—incorporated by reference to Exhibit 4.32 of the annual report on Form 20-F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.38	$ 1,200,000,000 Facility Agreement dated May 15, 2013 for Vedanta with Twin Star Mauritius Holdings Limited as borrower arranged by Bank of America, N.A., Barclays Banl Plc, Citigroup Global Markets Asia Limited, J.P. Morgan Chase Bank N.A., Singapore Branch, The Royal Bank of Scotland Plc and Standard Chartered Bank and Standard Chartered Bank (Mauritius) Limited acting as account bank and Standard Chartered Bank acting as agent and security agent—incorporated by reference to Exhibit 4.33 of the annual report on Form 20-F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.39	₹ 50,000 million Facility Agreement dated July 21, 2014 among Sesa Sterlite Limited as borrower, State Bank of India as lender and SBICAP Trustee Company Limited as security trustee—incorporated by reference to Exhibit 4.35 of the annual report on Form 20-F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

4.40	₹ 10,000 million Facility Agreement dated April 15, 2014 among Sesa Sterlite Limited as borrower and Union Bank of India as lender—incorporated by reference to Exhibit 4.36 of the annual report on Form 20-F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

4.41	₹ 20,000 million Facility Agreement dated April 15, 2014 among Sesa Sterlite Limited as borrower, Bank of India as lender and SBICAP Trustee Company Limited as security trustee—incorporated by reference to Exhibit 4.37 of the annual report on Form 20-F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

4.42	₹ 10,250 million Facility Agreement dated April 15, 2014 among Sesa Sterlite Limited as borrower and Syndicate Bank as lender—incorporated by reference to Exhibit 4.38 of the annual report on Form 20-F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

4.43	₹ 20,000 million Facility Agreement dated April 15, 2014 among Sesa Sterlite Limited as borrower and Bank of Baroda as lender—incorporated by reference to Exhibit 4.39 of the annual report on Form 20-F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

4.44	Debenture trust deed dated December 23, 2014 for 9.36% rated, secured, listed, redeemable non-convertible debentures between Sesa Sterlite Limited as the Issuer and Axis Trustee Services Limited as the Debenture Trustee—incorporated by reference to Exhibit 4.40 of the annual report on Form 20-F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

4.45	$ 250 million conventional facility (with a greenshoe option to increase the facility amount by $ 125 million) and $ 250 million Islamic facility (with a greenshoe option to increase the facility amount by $ 125 million) for Vedanta Resources Plc with Twin Star Mauritius Holdings Ltd arranged by First Gulf Bank PJSC and Standard Chartered Bank as Conventional Facility Arrangers and Islamic Facility Arrangers, and Standard Chartered Bank (Mauritius) Limited acting as Account Bank and Standard Chartered Bank acting as Global Facility Agent—incorporated by reference to Exhibit 4.41 of the annual report on Form 20-F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

4.46	$ 100 million Facility Agreement dated August 20, 2014 among Twin Star Mauritius Holdings Ltd as borrower and Vedanta Resources Jersey II Limited as lender—incorporated by reference to Exhibit 4.42 of the annual report on Form 20-F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

4.47	Subscription Agreement between Sterlite Industries (India) Limited and the Life Insurance Corporation of India dated April 9, 2003—incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.48	Option Agreement between Sterlite Industries (India) Limited, India Foils Limited and ICICI Bank Limited dated February 18, 2005—incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.49	Corporate Guarantee by Sterlite Industries (India) Limited to ICICI Bank Limited on behalf of India Foils Limited dated February 8, 2005—incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.50	Corporate Guarantee by Sterlite Industries (India) Limited to ICICI Bank Limited on behalf of Vedanta Aluminium Limited dated December 4, 2004—incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.51	Frame Contract between Sterlite Industries (India) Limited and the CMT dated July 1, 2004, as amended on July 1, 2004—incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.52	Copper Concentrate Purchase Contract between Sterlite Industries (India) Limited and the CMT dated July 1, 2005—incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.53	Agreement for Sale and Purchase of the Power Transmission Line Division between Sterlite Industries (India) Limited and Sterlite Optical Technologies Limited dated August 30, 2006—incorporated by reference to Exhibit 10.24 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.54	Agreement between Sterlite Industries (India) Limited and Navin Agarwal dated October 8, 2003—incorporated by reference to Exhibit 10.25 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.55	Agreement between Sesa Goa Limited and Navin Agarwal dated August 17, 2013—incorporated by reference to Exhibit 4.42 of the annual report on Form 20-F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.56	Agreement between Sterlite Industries (India) Limited and Kuldip Kumar Kaura dated September 12, 2006—incorporated by reference to Exhibit 10.26 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.57	Letter issued by Sterlite Industries (India) Limited to Kuldip Kumar Kaura dated March 27, 2008—incorporated by reference to Exhibit 4.28 of the annual report on Form 20-F for fiscal year 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.58	Share Purchase Agreement between Sterlite Industries (India) Limited and Anil Agarwal dated October 3, 2006 relating to the sale of Sterlite Energy Limited—incorporated by reference to Exhibit 10.29 of Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 22, 2006.

4.59	Share Purchase Agreement between Sterlite Industries (India) Limited and Dwarka Prasad Agarwal dated October 3, 2006 relating to the sale of Sterlite Energy Limited—incorporated by reference to Exhibit 10.30 of Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 22, 2006.

4.60	Share Purchase Agreement between Sterlite Industries (India) Limited and Twin Star Infrastructure Limited dated October 3, 2006 relating to the sale of Sterlite Energy Limited—incorporated by reference to Exhibit 10.31 of Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 22, 2006.

4.61	Specialty Deed between CMT, Mt Lyell Mining Company Limited, Citibank Limited and Citibank, N.A. dated April 1, 1999—incorporated by reference to Exhibit 10.36 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

4.62	Subordination Deed Poll between Monte Cello Corporation N.V., Citibank Limited and Citibank, N.A. dated April 1, 1999—incorporated by reference to Exhibit 10.37 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

4.63	Deed of Assignment of Debt between Monte Cello Corporation N.V. and Mt Lyell Mining Company Limited dated April 1, 1999—incorporated by reference to Exhibit 10.38 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

4.64	Deed of Assignment of Debt between Monte Cello Corporation N.V., Citibank Limited and Citibank, N.A. dated April 1, 1999—incorporated by reference to Exhibit 10.39 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

4.65	Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated August 29, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures-incorporated by reference to Exhibit 4.38 of the annual report on Form 20-F for fiscal year 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.66	Addendum dated March 17, 2008 to the Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated August 29, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures-incorporated by reference to Exhibit 4.39 of the annual report on Form 20-F for fiscal year 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.67	Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated December 23, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures-incorporated by reference to Exhibit 4.40 of the annual report on Form 20-F for fiscal year 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.68	Addendum dated March 17, 2008 to the Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated December 23, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures-incorporated by reference to Exhibit 4.41 of the annual report on Form 20-F for fiscal year 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.69	Purchase and Sale Agreement dated May 30, 2008 among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (U.S.A), Inc. and Sterlite Industries (India) Limited—incorporated by reference to Exhibit 4.42 of the annual report on Form 20-F for fiscal year 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.70	Amendment No. 1 dated April 15, 2009 to the Settlement and Sale and Purchase Agreement dated March 6, 2009 among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (U.S.A), Inc., and Sterlite Industries (India) Limited—incorporated by reference to Exhibit 4.43 of the annual report on Form 20-F for fiscal year 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.71	Amendment No. 2 effective as of April 22, 2009 to the Settlement and Sale and Purchase Agreement dated March 6, 2009, as amended on April 15, 2009, among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (U.S.A), Inc., and Sterlite Industries (India) Limited—incorporated by reference to Exhibit 4.44 of the annual report on Form 20-F for fiscal year 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.72	Amendment No. 3 effective as of June 12, 2009 to the Settlement and Sale and Purchase Agreement dated March 6, 2009, as amended on April 15, 2009 and April 22, 2009, among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (U.S.A), Inc., and Sterlite Industries (India) Limited—incorporated by reference to Exhibit 4.45 of the annual report on Form 20-F for fiscal year 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.73	Sterlite Plan Agreement in Principle Term Sheet dated June 12, 2009 among Asarco LLC, the subsidiary debtors, Sterlite (U.S.A), Inc., Robert C. Pate, in his capacity as the Future Claims Representative, and the Official Committee of Asbestos Claimants—incorporated by reference to Exhibit 4.46 of the annual report on Form 20-F for fiscal year 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.74	Credit Agreement Letter dated February 7, 2005 between India Foils Limited and ICICI Bank Limited-incorporated by reference to Exhibit 4.47 of the annual report on Form 20-F for fiscal year 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.75	Novation Agreement dated November 15, 2008 among Sterlite Industries (India) Limited, India Foils Limited and ICICI Bank Limited in respect of ₹ 773 million term loan facility—incorporated by reference to Exhibit 4.48 of the annual report on Form 20-F for fiscal year 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.76	Credit Agreement Letter dated August 4, 2005 between India Foils Limited and ICICI Bank Limited-incorporated by reference to Exhibit 4.49 of the annual report on Form 20-F for fiscal year 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.77	Novation Agreement dated November 15, 2008 among Sterlite Industries (India) Limited, India Foils Limited and ICICI Bank Limited in respect of the ₹ 250 million term loan facility—incorporated by reference to Exhibit 4.50 of the annual report on Form 20-F for fiscal year 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.78	Agreement dated February 18, 2009 between the Orissa Mining Corporation Limited and Sterlite Industries (India) Limited—incorporated by reference to Exhibit 4.55 of the annual report on Form 20-F for fiscal year 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.79	Term Sheet dated May 22, 2009 between Sterlite Industries (India) Limited and Vedanta Aluminium Limited relating to the subscription of 9.75% Non-Convertible Debentures-incorporated by reference to Exhibit 4.54 of the annual report on Form 20-F for fiscal year 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.80	Indenture and Supplemental Indenture, both dated October 29, 2009, between Sterlite Industries (India) Limited and Wilmington Trust Company as trustee and Citibank, N.A., as securities administrator—incorporated by reference to Exhibits 4.1 and 4.2 to the Form-6K (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on November 3, 2009.

4.81	Second Supplemental Indenture dated October 29, 2009, between Sesa Goa Limited and Wilmington Trust Company as trustee and Citibank N.A., as securities administrator—incorporated by reference to Exhibit 99.2 to the Form 6-K (File 001-33175) of Sesa Sterlite Limited, as filed with the SEC on September 11, 2013.

4.82	Trust Deed dated October 30, 2009 between Sesa Goa Limited and Citicorp International Limited for the $ 500,000,000 5.0% Convertible Bonds due 2014 convertible into Shares of Sesa Goa Limited—incorporated by reference to Exhibit 4.73 of the annual report on Form 20-F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.83	Amendment dated March 29, 2009 to the Consultancy and Representative Office Agreement between Vedanta and Sterlite Industries (India) Limited both dated March 29, 2005—incorporated by reference to Exhibit 4.56 of the annual report on Form 20-F for fiscal year 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.84	Outsourcing Services Agreement dated April 1, 2010 between Vedanta and Sterlite Industries (India) Limited—incorporated by reference to Exhibit 4.57 of the annual report on Form 20-F for fiscal year 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.85	Outsourcing Services Agreement dated May 20, 2014 between Vedanta and Sesa Sterlite Limited—incorporated by reference to Exhibit 4.76 of the annual report on Form 20-F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.86	Share Purchase Agreement dated May 9, 2010 between Anglo Operations Limited, Taurus International S.A., Anglo South Africa Capital (Pty) Limited, Anglo American Services (UK) Limited, Welter Trading Limited and Vedanta—incorporated by reference to Exhibit 4.58 of the annual report on Form 20-F for fiscal year 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.87	Buyer’s Credit Import Advance facility dated December 8, 2009 and Demand Promissory Note accepted on May 18, 2010 obtained by BALCO from DBS Bank Limited for $ 50 million—incorporated by reference to Exhibit 4.59 of the annual report on Form 20-F for fiscal year 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.88	Letter of Credit Facility Agreement dated August 30, 2010 obtained by TSPL from ICICI Bank for ₹ 10,000 million—incorporated by reference to Exhibit 4.60 of the annual report on Form 20-F for fiscal year 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.89	Share Purchase and Shareholders’ Agreement dated September 17, 2010 between Sterlite Industries (India) Limited, Leighton Contractors (India) Private Limited and Vizag General Cargo Berth Private Limited—incorporated by reference to Exhibit 4.61 of the annual report on Form 20-F for fiscal year 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.90	Corporate Guarantee dated December 8, 2010 given by Sterlite Industries (India) Limited to IL&FS Trust Company Limited on behalf of TSPL—incorporated by reference to Exhibit 4.62 of the annual report on Form 20-F for fiscal year 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.91	Second Deed of Amendment dated December 16, 2010 between Anglo Operations Limited, Taurus International S.A., Anglo South Africa Capital (Pty) Limited, Anglo American Services (UK) Limited, Welter Trading Limited, THL Zinc Limited, Labaume B.V., Pecvest 17 (Proprietary) Limited and Vedanta as an amendment to the Share Purchase Agreement dated May 9, 2010—incorporated by reference to Exhibit 4.63 of the annual report on Form 20-F for fiscal year 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.92	Letter of Credit Facility Agreement dated December 18, 2010 obtained by BALCO from ICICI Bank for ₹ 2.50 billion—incorporated by reference to Exhibit 4.64 of the annual report on Form 20-F for fiscal year 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.93	Service Contract dated January 25, 2011 between Sterlite Industries (India) Limited and Mr. Din Dayal Jalan—incorporated by reference to Exhibit 4.65 of the annual report on Form 20-F for fiscal year 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.94	Service Contract dated January 29, 2013 between Sterlite Industries (India) Limited and Mr. Din Dayal Jalan—incorporated by reference to Exhibit 4.66 of the annual report on Form 20-F for fiscal year 2013 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 30, 2013.

4.95	Service Agreement dated April 1, 2014 between Sesa Sterlite Limited and Mr. Din Dayal Jalan—incorporated by reference to Exhibit 4.86 of the annual report on Form 20-F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.96	Addendum to the Service Agreement (dated April 1, 2014) between Sesa Sterlite Limited and Mr. Din Dayal Jalan—incorporated by reference to Exhibit 4.96 of the annual report on Form 20-F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

8.1**	List of subsidiaries of Vedanta Limited.

11.1	Sterlite Industries (India) Limited—Code of Business Conduct and Ethics as amended till November 2011—incorporated by reference to Exhibit 11.1 of the annual report on Form 20-F for fiscal year 2012 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on May 25, 2012.

11.2	Sesa Sterlite Limited—Code of Business Conduct and Ethics as revised and approved by the board on January 28, 2014—incorporated by reference to Exhibit 11.2 of the annual report on Form 20-F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

11.3	Sesa Sterlite Limited—Code of Business Conduct and Ethics as revised and approved by the board on October 29, 2014—incorporated by reference to Exhibit 11.3 of the annual report on Form 20-F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

11.4	Vedanta Limited—Code of Business Conduct and Ethics as revised and approved by the board on April 29, 2015 and July 29, 2015—incorporated by reference to Exhibit 11.4 of the annual report on Form 20-F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

11.5	Vedanta Limited—Antitrust Guidance Notes—incorporated by reference to Exhibit 11.5 of the annual report on Form 20-F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

11.6	Vedanta Limited—Code of Business Conduct and Ethics as revised and approved by the board on October 28, 2016 —incorporated by reference to Exhibit 11.6 of the annual report on Form 20-F for fiscal year 2017 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 15, 2017.

12.1**	Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2**	Certification by the Chief Financial Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Reserves evaluation report dated June 12, 2014 by DeGolyer and MacNaughton—incorporated by reference to Exhibit 15.2 of the annual report on Form 20-F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

15.2	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2014 on the Proved Reserves of certain Fields in India owned by Cairn India Limited for Sesa Sterlite Limited—incorporated by reference to Exhibit 15.3 of the annual report on Form 20-F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

15.3	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2013 on the Proved Reserves of certain Fields in India owned by Cairn India Limited for Sesa Sterlite Limited—incorporated by reference to Exhibit 15.4 of the annual report on Form 20-F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

15.4	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2012 on the Proved Reserves of certain Fields in India owned by Cairn India Limited for Sesa Sterlite Limited—incorporated by reference to Exhibit 15.5 of the annual report on Form 20-F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

15.5	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2011 on the Proved Reserves of certain Fields in India owned by Cairn India Limited for Sesa Sterlite Limited—incorporated by reference to Exhibit 15.6 of the annual report on Form 20-F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

15.6	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2015 on the Proved Reserves of certain Fields in India owned by Cairn India Limited for Vedanta Limited—incorporated by reference to Exhibit 15.6 of the annual report on Form 20-F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

15.7	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2016 on the Proved Reserves of certain Fields in India owned by Cairn India Limited for Vedanta Limited—incorporated by reference to Exhibit 15.7 of the annual report on
Form 20-F for fiscal year 2016 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 1, 2016.

15.8	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2017 on the Proved Reserves of certain Fields in India owned by Cairn India Limited for Vedanta Limited—incorporated by reference to Exhibit 15.8 of the annual report on Form 20-F for fiscal year 2017 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 15, 2017.

15.9	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2018 on the Proved Reserves of certain Fields in India owned by Cairn India Limited (now Vedanta Limited - oil and gas business) for Vedanta Limited - incorporated by reference to Exhibit 15.9 of the annual report on Form 20-F for fiscal year 2018 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on July 31, 2018.

15.10	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2019 on the Proved Reserves of certain Fields in India owned by Cairn India Limited (now Vedanta Limited - oil and gas business) for Vedanta Limited - incorporated by reference to Exhibit 15.10 of the annual report on Form 20-F for fiscal year 2019 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on July 15, 2019.

15.11**	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2020 on the Proved Reserves of certain Fields in India owned by Cairn India Limited (now Vedanta Limited - oil and gas business) for Vedanta Limited.

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

Date: September 15, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Vedanta Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Vedanta Limited (“the Company”) and its consolidated subsidiaries (collectively, the “Group”) as of March 31, 2020 and 2019, the related consolidated statements of profit and loss, comprehensive income, cash flows and changes in equity for each of the three years in the period ended March 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at March 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated September 15, 2020, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment assessment of Property Plant and Equipment, Capital Work in Progress and exploration intangible assets under development

Description of the Matter

As discussed in Notes 3 and 14 to the consolidated financial statements, the Group performs impairment assessments for all assets where there are indicators of impairment. As part of their assessment, wherever such indicators exist, the Group determines the recoverable value based on higher of the Value in Use model (VIU) or Fair Value Less Cost of Disposal model (FVLCD) for each of the cash generating units (CGU), considering different internal and external factors in accordance with IAS 36.

The Group determined that there were indicators of impairment for the (a) assets at Tuticorin within the Copper segment, (b) the Krishna Godavari Block and Rajasthan Block within the oil and gas segment, (c) assets in the aluminium segment in Odisha, (d) assets in the substrate glass segment and (e) assets in the steel segment (refer to notes 3(c)I(vii), 3(c)I(iii) and 3(c)I(iv), 3(c)I(xiii), 3(c)I(xii) and 3(c)I(xi) respectively). Upon completion of the impairment assessments at these CGUs the Group recognised an impairment charge of Rs. 146,821 million for the year ended March 31, 2020, mainly related to the property plant and equipment and exploration assets in the Oil and Gas segment, property plant and equipment and other assets in the copper segment and assets in the substrate glass segment (refer to Note 14 to the consolidated financial statements for details).

Auditing the Group’s impairment assessments is complex due to the significant estimation required in determining the recoverable amount, being the higher of the value in use or fair value less costs of disposal. The Group’s methodologies for estimating the recoverable amount of these assets involve significant assumptions, including future commodity prices, reserves, future production volumes, discount rates and future capital and operating expenditures, which are sensitive to and affected by economic, industry, and company specific qualitative factors such as the withdrawal of the Group’s licenses to operate the copper plant, compliance with the preconditions for renewal of the production sharing contract for Rajasthan oil block and pending consent to operate the steel plant. These significant assumptions and inputs are forward-looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of certain internal controls over the Group’s impairment assessment process including controls over the Group’s assessment of indicators of impairment and controls over the determination of key inputs such as future commodity prices, reserves and future production volumes, discount rates, and future capital and operating expenditures.

To test the key inputs used for the determination of recoverable value, our audit procedures included, among others, comparison of future commodity prices with the published commodity price reports and research reports from external parties, comparison of future capital and operating expenditures and reserves to the latest approved mine plans and long term budgets along with assessment of Group’s ability to forecast by comparing prior years’ estimated cash flows to actual results. We also evaluated the scope, competency, and objectivity of the Group’s experts who produced the reserve estimates used in the valuations by considering the scope of work that they were engaged to perform, their professional qualifications, experience, use of industry accepted methodology, remuneration structure and reporting lines. In addition, we engaged our valuation specialists who assisted us in comparing key inputs such as discount rates to external market data and performing sensitivity analyses on key inputs including future commodity prices, production volumes, capital and operating expenditures and discount rates.

Further, our procedures over the evaluation of the recoverable amount of the CGUs included, among others, testing the integrity and mathematical accuracy of the models, methodology used, and evaluation of forecasts with the help of valuation specialists. With respect to the Tuticorin assets, we assessed the implications of withdrawal of the Group’s licence to operate through inspection of external legal opinions regarding the case and assessed management’s position through discussions with the legal counsel to evaluate the basis of their conclusion. Additionally, with respect to the Rajasthan oil block, we assessed the implications and likelihood of the Group’s ability to meet the conditions precedent to the extension of the production sharing contract and management’s analysis of the same, including an assessment of how a market participant is expected to respond. We also assessed the implications and likelihood of the possible outcome of the litigation with respect to the application for consent to operate the steel plant and management’s analysis, including discussions with the legal counsel to assess the basis of conclusion. We also evaluated the Group’s disclosures in relation to these matters.

Assessment of recoverability of deferred tax assets

Description of the Matter

As described in Note 3(c)I(vi) to the consolidated financial statements, the Group has recognised Minimum Alternate Tax (MAT) credits within deferred tax assets of Rs. 91,258 million which are available for utilisation against future tax liabilities. Of those deferred tax assets Rs. 35,998 million are expected to be utilised during the last two years of the stipulated fifteen year carry forward period from the year in which the same arose.

Auditing the Group’s assessment of recoverability of these deferred tax assets is complex and dependent on the generation of future taxable income. Significant judgment and estimation are required to assess the sufficiency of future taxable income and likelihood of the realization of these assets, in particular whether there will be taxable profits in future periods that support the recognition of these assets. The Group uses projections of future taxable income in order to assess the probability that the deferred tax assets will be realized. Predicting future taxable income is dependent on assumptions and judgments regarding future market conditions, commodity prices, production volumes and capex expenditures. The Group, based on such an analysis, determined that the realization of these deferred tax assets within the stipulated carry forward period is probable.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of certain internal controls over the estimation of probable future taxable income relating to the recoverability of deferred taxes assets, including controls related to the determination of assumptions used in the preparation and review of the business plan, budget, and analysis of forecasted of future taxable income prepared by the Group.

To evaluate the future projections of taxable income estimated by the management, our procedures included, amongst others, obtaining approval of the budgeted results included in the current year’s projections, testing the future cash flow projections with the assistance of valuation specialists, including comparison of forecasts considered in the previous year with the actual performance of the current year and the consistency of those projections with the projections used in other areas of estimation such as those used for impairment assessments of non-financial assets. We obtained management’s sensitivity analysis over the key assumptions to assess their impact on the forecast of the future taxable income. We tested the completeness and accuracy of the MAT credits recognized as deferred tax assets and evaluated the disclosures made by the Group on the expected recoverability of the deferred tax assets.

Production Sharing Contract extension for Rajasthan Block and the related demands

Description of the Matter

As described in Note 3(c)I(viii) to the consolidated financial statements, the Production Sharing Contract (PSC) for the Rajasthan Block (RJ), which was valid until May 14, 2020, was extended subject to compliance with certain conditions, one of which relates to settlement of demands raised by the Government of India through the Directorate General of Hydrocarbons (DGH) with respect to the government’s share of profit petroleum for RJ. The Group recognizes a liability for those demands for which it is probable that a liability has been incurred at the date of the consolidated financial statements and the amount is reasonably estimable. Matters where a liability is assessed as possible or a reasonable estimate cannot be made are disclosed as contingencies in the financial statements in accordance with IAS 37. The Group, after considering the underlying facts and circumstances, including court rulings have considered the PSC extension as reasonably certain and disclosed the matter including the related demands as a contingency in the consolidated financial statements.

Auditing management’s determination of whether the litigation in respect of the aforesaid PSC extension matter is probable and reasonably estimable, reasonably possible or remote, is highly subjective and requires significant judgment considering the time period involved in the resolution of the matters in view of the fact that these disputes include the government as the counterparty and the complexity of the matters involved with limited precedents.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design of and tested certain internal controls of the Group for assessing the completeness, valuation, presentation and disclosure of the contingencies. For example, this included testing controls related to the Group’s process for identification, recognition, measurement and disclosure of contingencies.

We evaluated the Group’s analysis of its assessment of the probability of a liability for the PSC extension matter demand by assessing the merits and through inspection of relevant documentation and correspondences including high court ruling and responses sent to DGH. We assessed the competence and objectivity of the Group’s legal experts and held discussions with the internal and external legal counsel to confirm our understanding of the allegations, obtained confirmations from the external legal counsel and obtained written representations from executives of the Group. We also evaluated the Group’s disclosures in relation to these matters.

Going concern assessment

Description of the Matter	The consolidated financial statements of the Group are prepared on the going concern basis of accounting as described in note 3(c)I(xiv) to the consolidated financial statements.

The parent company of the Group, Vedanta Resources Limited (“Parent”), has stated in the notes to its financial statements that material uncertainty exists about its ability to continue as a going concern. There is a key judgement as to whether this material uncertainty at the Parent directly impacts the question of whether there is substantial doubt regarding the Group’s ability to continue as a going concern.

The Group has prepared future cash flow forecasts which involves judgement and estimation of key variables such as the refinancing of long term and short term debts, planned capital expenditures, future commodity prices, production volumes and market conditions including considering future economic conditions including the impact of the global COVID-19 pandemic, and effects of key events subsequent to the year end including loans and guarantees given to its parent company (including its subsidiaries) as described in Note 36(b).

Auditing the Group’s going concern assessment described above is complex and involves a high degree of auditor judgment to assess the reasonableness of the cash flow forecasts, planned refinancing actions and other assumptions used in the Group’s going concern analysis. The Group’s ability to execute the planned refinancing actions are especially judgmental given that the global financial markets and economic conditions have been, and continue to be, volatile as a result of the COVID-19 pandemic.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of certain internal controls of the Group over the future cash flow forecasts, including compliance with the debt covenants.

Our audit procedures included, among others, assessing the relationship between the Parent and the Group, including inspection of various financings agreements and whether the Group has provided any guarantees to the parent company (including its subsidiaries). Additionally, we assessed whether there are any pre-existing arrangements between the Parent and the Group to alleviate the financial difficulties at the Parent level.

We also evaluated the assumptions used in the model to estimate the future cash flows for the next 12 months from the date of our opinion by comparing assumptions used by management against historical performance, budgets, economic and industry indicators, publicly available information, and the Group’s strategic plans. We also assessed the key assumptions including those pertaining to revenue and the timing of significant payments in the cash flow forecast by comparing them to available market data, underlying agreements and trade practices involving vendor financings arrangements. In addition, we compared the assumptions to those used in impairment assessments of non-financial assets. We performed sensitivity analyses on key assumptions such as input prices and selling prices to determine their impact on the projections of future cash flows and on any possible cash outflow for securing the extension of the Rajasthan oil and gas block. Further, we assessed the Group’s disclosures with respect to its going concern assessment.

We also engaged professionals with specialized knowledge of capital and debt markets to assist us in assessing the Group’s ability to raise short term debts as has been considered in the cash flow forecasts.

/s/ S. R. Batliboi & Co. LLP

We have served as the Group’s auditor since 2017.

Gurugram, India

September 15, 2020

VEDANTA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(In millions except share or per share amounts unless otherwise stated)

For the year ended March 31,		2018	2019	2020	2020

	Notes	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million) (Note 2 (a))
Revenue	6	909,549	909,012	835,446	11,082
Cost of sales*		(661,617)	(727,832)	(829,461)	(11,002)

Gross profit		247,932	181,180	5,985	80
Other operating income		9,544	15,468	9,863	131
Distribution expenses		(15,553)	(17,069)	(18,205)	(241)
Administration expenses		(24,101)	(34,363)	(37,577)	(499)

Operating profit/(loss)		217,822	145,216	(39,934)	(529)
Investment and other income	7	31,361	31,540	25,714	341
Finance and other costs	8	(135,473)	(59,026)	(54,557)	(724)

Profit/(loss) before tax		113,710	117,730	(68,777)	(912)
Income tax (expense)/Credit	9	(66,426)	(41,501)	26,677	354

Profit/(loss) for the year		47,284	76,229	(42,100)	(558)
Profit/(loss) attributable to:
Equity holders of the parent		14,080	49,775	(61,248)	(812)
Non-controlling interests		33,204	26,454	19,148	254

Profit/(Loss) for the year		47,284	76,229	(42,100)	(558)

Earnings/(Loss) per share (in ₹ and US $)	12
Basic		3.80	13.43	(16.54)	(0.22)
Diluted		3.79	13.38	(16.54)	(0.22)
Weighted average number of equity shares used in computing earnings per share
Basic		3,709,778,760	3,705,502,141	3,702,554,614	3,702,554,614
Diluted		3,717,466,311	3,721,449,633	3,702,554,614	3,702,554,614

The accompanying notes are an integral part of these consolidated financial statements.

*

Cost of sales for the year ended (i) March 31, 2018 and March 31, 2019 includes net impairment reversal of ₹ 44,679 million and ₹ 2,611 million respectively; and (ii) March 31, 2020 includes an impairment charge of ₹ 146,821 million ($ 1,947 million) (Refer Note 14).

The Group’s (Refer Note 1- Group overview) consolidated statements of profit or loss are presented disclosing expenses by function. The consolidated statements of profit or loss disclosing expenses presented by nature are in Note 10.

VEDANTA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)

(In millions except share or per share amounts unless otherwise stated)

For the year ended March 31,	2018	2019	2020	2020

	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million) (Note 2 (a))
Profit/(loss) for the year	47,284	76,229	(42,100)	(558)
Other comprehensive income/(loss), net of income tax:

Items that will not be reclassified subsequently to profit or loss
Re-measurement of defined benefit obligation	71	(403)	(2,118)	(28)
Tax credit	30	247	714	9
Loss on fair value of financial asset investment	—	(446)	(738)	(10)

Items that will be reclassified subsequently to profit or loss

Exchange differences on translation of foreign operations	87,583	7,719	8,217	109
Tax (expense)/ credit	(29)	(249)	340	4
Gain on available-for-sale financial investments	900	—	—	—
Gain/(loss) on cash flow hedges recognised during the year	(3,981)	1,134	1,254	17
Tax (expense)/ credit	1,572	(513)	(438)	(6)
(Gain)/loss on cash flow hedges recycled to profit or loss	3,533	(1,838)	(327)	(4)
Tax credit/ (expense)	(1,226)	595	114	2

Total other comprehensive income for the year, net of income tax	88,453	6,246	7,018	93

Total Comprehensive Income/(Loss) for the year	135,737	82,475	(35,082)	(465)

Total Comprehensive Income/(Loss) attributable to:
Equity holders of the parent	101,802	56,854	(52,950)	(702)
Non-controlling interests	33,935	25,621	17,868	237

	135,737	82,475	(35,082)	(465)

The accompanying notes are an integral part of these consolidated financial statements.

VEDANTA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at		March 31, 2019	March 31, 2020	March 31, 2020

	Notes	(₹ in million)	(₹ in million)	(US dollars in million) (Note 2 (a))
ASSETS
Non-current assets
Property, plant and equipment	14	1,090,844	966,871	12,825
Exploration and evaluation assets	14	27,960	17,922	238
Intangible assets	15	7,712	7,790	103
Leasehold land	14	4,313	—	—
Deferred tax assets	9	52,830	82,669	1,097
Financial assets investments	16	48,865	911	12
Derivative financial assets		—	25	0
Income tax assets	9	34,843	26,455	351
Other non-current assets	17	64,499	70,358	933

Total non-current assets		1,331,866	1,173,001	15,559

Current assets
Inventories	18	132,706	113,362	1,504
Income tax assets		83	75	1
Trade and other receivables	17	100,034	83,277	1,105
Short-term investments	19	292,112	327,210	4,340
Derivative financial assets	25	778	6,922	92
Restricted cash and cash equivalents	20	1,040	960	13
Cash and cash equivalents	21	72,291	50,598	671

Total current assets		599,044	582,404	7,726

Total assets		1,930,910	1,755,405	23,285

LIABILITIES
Current liabilities
Borrowings	22	315,053	212,231	2,815
Acceptances	23	81,157	101,851	1,351
Trade and other payables	24	356,275	310,660	4,121
Derivative financial liabilities	25	4,510	960	13
Retirement benefits	27	1,216	1,064	14
Provisions	26	2,642	2,471	33
Current tax liabilities		4,109	1,894	25

Total current liabilities		764,962	631,131	8,372

Net current assets / (liabilities)		(165,918)	(48,727)	(646)

Non-current liabilities
Borrowings	22	347,209	367,244	4,871
Deferred tax liabilities	9	44,154	29,675	394
Retirement benefits	27	1,445	1,614	21
Provisions	26	24,513	26,663	354
Derivative financial liabilities	25	989	451	6
Other non-current liabilities	24	15,692	16,732	222

Total non-current liabilities		434,002	442,379	5,868

Total liabilities		1,198,964	1,073,510	14,240

Net assets		731,946	681,895	9,045

EQUITY
Share capital	30	3,718	3,718	49
Securities premium		190,452	190,452	2,526
Treasury shares		(3,971)	(3,806)	(50)
Share based payment reserve		2,493	2,496	33
Other components of equity		107,302	116,526	1,546
Retained earnings		281,344	203,135	2,694

Equity attributable to equity holders of the parent		581,338	512,521	6,798
Non-controlling interests		150,608	169,374	2,247

Total Equity		731,946	681,895	9,045

The accompanying notes are an integral part of these consolidated financial statements.

VEDANTA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended March 31,	2018	2019	2020	2020

	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million) (Note 2 (a))
Cash flows from operating activities
Profit/ (loss) before tax	113,710	117,730	(68,777)	(912)
Adjustments to reconcile profit / (loss) to net cash provided by operating activities:
Depreciation and amortisation	74,879	96,146	100,490	1,333
Impairment (reversal) / charge of property, plant and equipment/ exploration and evaluation assets/ other assets	(44,679)	(2,611)	148,022	1,963
Provision for loss on assets under construction	2,513	—	—	—
Provision for doubtful debts/advances	1,237	—	3,281	44
Unsuccessful exploration costs written off	—	497	27	0
Fair value gain on financial assets held for trading/fair value through profit or loss	(16,530)	(18,393)	(5,574)	(74)
Share based payment expense	468	812	716	9
Loss on sale of property, plant and equipment, net	160	682	562	7
Exchange loss, net	1,011	5,919	3,436	46
Inventory Written off	837	1,564	1,176	16
Interest, dividend income and bargain gain	(14,547)	(14,498)	(17,651)	(234)
Interest expense	52,593	56,305	49,768	660
Liabilities written back no longer required	—	—	(1,681)	(22)
Foreign currency translation reserve reclassified from equity to profit or loss relating to subsidiaries under liquidation	81,315	—	—	—
Changes in assets and liabilities:
(Increase) / decrease in receivables	(35,535)	(27,783)	11,479	153
(Increase) / decrease in inventories	(22,219)	(6,316)	19,447	258
Increase / (decrease) in payables	29,063	66,889	(54,748)	(725)
Proceeds from short-term investments	1,025,920	833,526	1,033,449	13,708
Purchases of short-term investments	(828,411)	(815,230)	(983,579)	(13,047)

Cash generated from operations	421,785	295,239	239,843	3,183
Interest paid	(51,170)	(58,901)	(55,682)	(739)
Interest received	14,142	8,868	9,401	125
Dividends received	111	306	181	2
Income tax paid	(36,461)	(37,092)	(11,350)	(151)

Net cash from operating activities	348,407	208,420	182,393	2,420

Cash flows from investing activities
Consideration paid for business acquisition (net of cash and cash equivalents acquired)	(8,585)	(50,750)	(335)	(4)
Purchases of property, plant and equipment (including intangibles)	(72,749)	(89,754)	(78,227)	(1,038)
Proceeds from sale of property, plant and equipment	370	1,252	1,455	19
Loans repaid by related parties	—	15	—	—
Loans to related parties	(0)	(0)	—	—
Proceeds from short-term deposits	62,322	43,501	45,634	605
Purchases of short-term deposits	(37,740)	(19,310)	(111,899)	(1,484)
Proceeds on liquidation of structured investments	—	—	30,774	408
Payment towards structured investments	—	(18,152)	(4,354)	(58)
Net changes in restricted cash and cash equivalents	4,229	51	86	1

Net cash used in investing activities	(52,153)	(133,147)	(116,866)	(1,551)

Cash flows from financing activities
Repayment of working capital loan, net	(39,453)	(6,265)	(113,658)	(1,508)
Proceeds from acceptances	252,952	173,808	170,398	2,260
Repayment of acceptances	(272,086)	(186,824)	(149,221)	(1,979)
Proceeds from other short-term borrowings	42,384	44,291	22,344	296
Repayment of other short-term borrowings	(92,896)	(31,775)	(26,837)	(356)
Proceeds from long-term borrowings	82,708	168,346	118,256	1,569
Repayment of long-term borrowings	(165,424)	(98,890)	(89,959)	(1,193)
Payment of dividends to equity holders of the parent	(144,344)	(69,795)	(14,441)	(192)

Payment of dividends to non-controlling interests, including dividend distribution tax	(19,307)	(37,158)	—	—
Purchase of Treasury Shares for stock options	(2,022)	(1,425)	—	—
Exercise of Stock options	344	44	—	—
Payment for acquiring non-controlling interest	—	—	(1,074)	(14)
Payment of lease liability	—	—	(3,164)	(42)

Net cash used in financing activities	(357,144)	(45,643)	(87,356)	(1,159)

Effect of exchange rate changes on cash and cash equivalents	844	(936)	136	2

Net (decrease) / increase in cash and cash equivalents	(60,046)	28,694	(21,693)	(288)

Cash and cash equivalents at the beginning of the year	103,643	43,597	72,291	959
Cash and cash equivalents at the end of the year[1]	43,597	72,291	50,598	671

The accompanying notes are an integral part of these consolidated financial statements.

1.	For composition Refer Note 21

VEDANTA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(₹ in million)

	Attributable to equity holders of the parent

	Share capital	Securities premium	Treasury shares#	Share based payment reserve	Translation of foreign operations	Available for sale financial investments	Cash flow hedges	Retained earnings*	Total	Non- controlling interests	Total
Balance as at April 1, 2017	3,718	190,452	(1,034)	1,548	11,789	632	43	369,390	576,538	137,250	713,788
Profit for the year	—	—	—	—	—	—	—	14,080	14,080	33,204	47,284
Other comprehensive income/(loss) for the year, net of tax	—	—	—	—	86,884	900	(147)	85	87,722	731	88,453

Total comprehensive income / (loss) for the year	—	—	—	—	86,884	900	(147)	14,165	101,802	33,935	135,737

Purchase of treasury shares	—	—	(2,022)	—	—	—	—	—	(2,022)	—	(2,022)
Stock options cancelled during the year	—	—	—	(29)	—	—	—	29	—	—	—
Recognition of share based payment	—	—	—	468	—	—	—	—	468	—	468
Exercise of stock options	—	—	449	(214)	—	—	—	109	344	—	344
Non-controlling interest on business combination	—	—	—	—	—	—	—	—	—	1,092	1,092
Recognition of put option liability/ derecognition of non-controlling interest	—	—	—	—	—	—	—	(1,716)	(1,716)	(627)	(2,343)
Dividend	—	—	—	—	—	—	—	(78,614)	(78,614)	(14,273)[1]	(92,887)

Balance as at March 31, 2018	3,718	190,452	(2,607)	1,773	98,673	1,532	(104)	303,363	596,800	157,377	754,177

*	Retained earnings mainly includes general reserve, debenture redemption reserve, preference share redemption reserve and capital reserve (Refer Note 30)
#	Treasury share represents 9,233,871 equity shares (face value of ₹ 1 each) of the Company purchased by Vedanta Limited ESOP Trust pursuant to the Company’s stock option scheme as detailed in Note 29.
1	Includes tax on dividend

(₹ in million)

	Attributable to equity holders of the parent

	Share capital	Securities premium	Treasury shares#	Share based payment reserve	Translation of foreign operations	Equity Instruments through OCI	Cash flow hedges	Retained earnings*	Total	Non- controlling interests	Total
Balance as at April 1, 2018	3,718	190,452	(2,607)	1,773	98,673	1,532	(104)	303,363	596,800	157,377	754,177
Profit for the year	—	—	—	—	—	—	—	49,775	49,775	26,454	76,229
Other comprehensive income / (loss) for the year, net of tax	—	—	—	—	8,277	(446)	(630)	(122)	7,079	(833)	6,246

Total comprehensive income / (loss) for the year	—	—	—	—	8,277	(446)	(630)	49,653	56,854	25,621	82,475

Purchase of treasury shares	—	—	(1,425)	—	—	—	—	—	(1,425)	—	(1,425)
Stock options cancelled during the year	—	—	—	(71)	—	—	—	71	—	—	—
Recognition of share based payment	—	—	—	822	—	—	—		822	—	822
Exercise of stock options	—	—	61	(31)	—	—	—	14	44	—	44
Non-controlling interest on business combination	—	—	—	—	—	—	—	—	—	1,962	1,962
Dividend	—	—	—	—	—	—	—	(69,795)	(69,795)	(35,739)[1]	(105,534)
Change in fair value of put option liability/ conversion option asset/ derecognition of non-controlling interest	—	—	—	—	—	—	—	(1,962)	(1,962)	1,387	(575)

Balance as at March 31, 2019	3,718	190,452	(3,971)	2,493	106,950	1,086	(734)	281,344	581,338	150,608	731,946

*	Retained earnings mainly includes general reserve, debenture redemption reserve, preference share redemption reserve and capital reserve (Refer Note 30)
#	Treasury share represents 14,998,702 equity shares (face value of ₹ 1 each) of the Company purchased by Vedanta Limited ESOP Trust pursuant to the Company’s stock option scheme as detailed in Note 29.
1	Includes tax on dividend

(₹ in million)

	Attributable to equity holders of the parent

	Share capital	Securities premium	Treasury shares#	Share based payment reserve	Translation of foreign operations	Equity Instruments through OCI	Cash flow hedges	Retained earnings*	Total	Non- controlling interests	Total
Balance as at April 1, 2019	3,718	190,452	(3,971)	2,493	106,950	1,086	(734)	281,344	581,338	150,608	731,946
Profit / (Loss) for the year	—	—	—	—	—	—	—	(61,248)	(61,248)	19,148	(42,100)
Other comprehensive income / (loss) for the year, net of tax	—	—	—	—	9,498	(738)	464	(926)	8,298	(1,280)	7,018

Total comprehensive income / (loss) for the year	—	—	—	—	9,498	(738)	464	(62,174)	(52,950)	17,868	(35,082)

Stock options cancelled during the year	—	—	—	(519)	—	—	—	519	—	—	—
Recognition of share based payment	—	—	—	754	—	—	—	—	754	—	754
Exercise of stock options	—	—	165	(232)	—	—	—	67	0	0	0
Dividend	—	—	—	—	—	—	—	(14,441)	(14,441)	—	(14,441)
Change in fair value of put option liability/ conversion option asset/ derecognition of non-controlling interest	—	—	—	—	—	—	—	(3,448)	(3,448)	3,240	(208)
Acquisition of Non-controlling interest in Electrosteel Steels Limited	—	—	—	—	—	—	—	1,268	1,268	(2,342)	(1,074)

Balance as at March 31, 2020	3,718	190,452	(3,806)	2,496	116,448	348	(270)	203,135	512,521	169,374	681,895

Balance as at March 31, 2020 (US dollars in million)	49	2,526	(50)	33	1,545	5	(4)	2,694	6,798	2,247	9,045

*	Retained earnings mainly includes general reserve, debenture redemption reserve, preference share redemption reserve and capital reserve (Refer Note 30)
#	Treasury share represents 14,378,261 equity shares (face value of ₹ 1 each) of the Company purchased by Vedanta Limited ESOP Trust pursuant to the Company’s stock option scheme as detailed in Note 29.

VEDANTA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Group overview

Vedanta Limited (“the Company” or “the parent”) and its consolidated subsidiaries (collectively, the “Group”) is a diversified natural resource group engaged in exploring, extracting and processing minerals and oil and gas. The Group engages in the exploration, production and sale of zinc, lead, silver, copper, aluminium, iron ore and oil and gas and have a presence across India, South Africa, Namibia, Ireland, Australia, Liberia and UAE. The Group is also in the business of commercial power generation, steel manufacturing and port operations in India and manufacturing of glass substrate in South Korea and Taiwan.

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

The Company is majority owned by Twin Star Holdings Limited (“Twin Star”), Finsider International Company Limited (“Finsider”), West Globe Limited (“West Globe”) and Welter Trading Limited (“Welter”) which are in turn wholly-owned subsidiaries of Vedanta Resources PLC (“VRPLC”), which was a public limited company incorporated in the United Kingdom and listed on the London Stock Exchange (VRPLC has been delisted from London Stock Exchange on October 1, 2018 and is renamed as “Vedanta Resources Limited” (“VRL”) with effect from October 29, 2018). Twin Star, Finsider, West Globe and Welter held 37.1%, 10.8%, 1.2% and 1.0% respectively of the Company’s equity as at March 31, 2020.

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

•

The Group’s oil and gas business is owned and operated by the Company (prior to merger this was owned and operated by erstwhile Cairn India Limited) and its subsidiary, Cairn Energy Hydrocarbons Limited and consists of exploration and development and production of oil and gas (Refer Note 3(c)(I)(viii) below).

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

The Group’s copper business in Tamil Nadu, India has received an order from the Tamil Nadu Pollution Control Board (“TNPCB”) on April 09, 2018, rejecting the Company’s application for renewal of consent to operate under the Air and Water Acts for the 400,000 tpa copper smelter plant in Tuticorin for want of further clarification and consequently the operations were suspended. The Company has filed an appeal with TNPCB Appellate authority against the said order. During the pendency of the appeal, TNPCB through its order dated May 23, 2018 ordered for disconnection of electricity supply and closure of copper smelter plant. Post such order, the state government on May 28, 2018 ordered the permanent closure of the plant [Refer Note 3(c)(I)(vii)].

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

•

The Group’s power business is owned and operated by the Company, BALCO, and Talwandi Sabo Power Limited (“TSPL”), a wholly owned subsidiary of the Company, which are engaged in the power generation business in India. The Company power operations include a thermal coal- based commercial power facility of 600 MW at Jharsuguda in the State of Odisha in Eastern India. BALCO power operations included 600 MW (2 units of 300 MW each) thermal coalbased power plant at Korba, of which a unit of 300 MW was converted to be used for captive consumption vide order from Central Electricity Regulatory Commission (CERC) dated January 1, 2019. Talwandi Sabo Power Limited (“TSPL”) power operations include 1,980 MW (three units of 660 MW each) thermal coal- based commercial power facilities. Power business also includes the wind power plants commissioned by HZL and a power plant at MALCO Energy Limited (“MEL”) (under care and maintenance) situated at Mettur Dam in the State of Tamil Nadu in southern India.

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

These financial statements are approved for issue by the Board of Directors on September 15, 2020.

Certain comparative figures appearing in these consolidated financial statements have been regrouped and/or reclassified to better reflect the nature of those items.

The consolidated financial statements are presented in Indian Rupee (₹), the presentation currency of the Company. Solely for the convenience of readers, the consolidated financial statements as at and for the year ended March 31, 2020 have been translated into US dollars (“$”) at the noon buying rate of $ 1.00 = ₹ 75.3900 in the City of New York for cable transfers of Indian Rupee as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2020. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such a rate or any other rate.

b) Basis of Measurement

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

Unrealised gains arising from transactions with associate or joint venture are eliminated against the investment to the extent of the Group’s interest in these entities. Unrealised losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment of the asset transferred. Accounting policies of equity accounted investees is changed where necessary to ensure consistency with the policies adopted by the Group.

The carrying amount of equity accounted investments are tested for impairment in accordance with the policy described in Note 3 (a)(G) below.

C. Revenue recognition

Sale of goods/ rendering of services (Including revenue from contracts with customers)

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

Certain of the Group’s sales contracts provide for provisional pricing based on the price on the London Metal Exchange (LME) and crude index, as specified in the contract. Revenue in respect of such contracts is recognised when control passes to the customer and is measured at the amount the entity expects to be entitled – being the estimate of the price expected to be received at the end of the measurement period. Post transfer of control of goods, provisional pricing features are accounted in accordance with IFRS 9 ‘Financial Instruments’ rather than IFRS 15 ‘Revenue from contracts with customers’ and therefore the IFRS 15 rules on variable consideration do not apply. These ‘provisional pricing’ adjustments i.e. the consideration received post transfer of control are included in total revenue and disclosed by way of note to the financial statements. Final settlement of the price is based on the applicable price for a specified future period. The Group’s provisionally priced sales are marked to market using the relevant forward prices for the future period specified in the contract and is adjusted in revenue.

Revenue from oil, gas and condensate sales represent the Group’s share in the revenue from sale of such products, by the joint operations, and is recognised as and when control in these products gets transferred to the customers. In computing its share of revenue, the Group excludes government’s share of profit oil which gets accounted for when the obligation in respect of the same arises.

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

A contract liability is the obligation to transfer goods or services to a customer for which the Group has received consideration from the customer. If a customer pays consideration before the Group transfers goods or services to the customer, a contract liability is recognised when the payment is received. The advance payments received plus a specified rate of return/ discount, at the prevailing market rates, is settled by supplying respective goods over a period of up to twenty four months under an agreed delivery schedule as per the terms of the respective agreements. As these are contracts that the Group expects, and has the ability, to fulfil through delivery of a non-financial item, these are presented as advance from customers and are recognised as revenue as and when control of respective commodities is transferred to customers under the agreements. The fixed rate of return/discount is treated as finance cost. The portion of the advance where either the Group does not have a unilateral right to defer settlement beyond 12 months or expects settlement within 12 months from the balance sheet date is classified as current liability.

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

D. Business combinations

Business combinations are accounted for under the acquisition method. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 ‘Business Combinations’, are recognised at their fair value at the acquisition date, except certain assets and liabilities required to be measured as per the applicable standards.

Excess of fair value of purchase consideration and the acquisition date non-controlling interest over the acquisition date fair value of identifiable assets acquired and liabilities assumed is recognised as goodwill. Goodwill arising on acquisitions is reviewed for impairment annually. Where the fair values of the identifiable assets and liabilities exceed the purchase consideration, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the surplus is credited to the consolidated statements of profit or loss in the period of acquisition.

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

If the Group acquires a group of assets in a company that does not constitute a business combination in accordance with IFRS 3 ‘business combination’, the cost of the acquired group of assets is allocated to the individual identifiable assets acquired based on their relative fair value.

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

The estimates of hydrocarbon reserves and resources have been derived in accordance with the Society of Petroleum Engineers “Petroleum Resources Management System (2018)”.

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

Oil and gas producing facilities

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

Estimated useful life of assets are as follows:

Buildings operations and administration	3-60 years
Plant and machinery	15-40 years
Railway Sidings	15 years
Office equipment	3-6 years
Furniture and fixtures	8-10 years
Vehicles	8-10 years

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

Intangible assets are amortised over their estimated useful life on a straight line basis. Software is amortised over the estimated useful life ranging from 2-5 years. Amounts paid for securing mining rights are amortised over the period of the mining lease ranging from 16-25 years. Technological know-how and acquired brand are amortised over the estimated useful life of ten years.

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

A ‘debt instrument’ is classified as at FVOCI if both of the following criteria are met:

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

Equity instruments

All equity investments in the scope of IFRS 9 are measured at fair value. Equity instruments which are held for trading and contingent consideration recognised by an acquirer in a business combination to which IFRS 3 applies are classified as at FVTPL. For all other equity instruments, the Group may make an irrevocable election to present in other comprehensive income subsequent changes in the fair value. The Group makes such election on an instrument-by-instrument basis. The classification is made on initial recognition and is irrevocable.

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

(b) Financial Assets - Derecognition

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

ECL impairment loss allowance (or reversal) during the year is recognised as income/expense in consolidated statements of profit or loss. The consolidated statements of financial position presentation for various financial instruments is described below:

i)

Financial assets measured at amortised cost: ECL is presented as an allowance, i.e., as an integral part of the measurement of those assets. The Group does not reduce impairment allowance from the gross carrying amount.

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

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated as such at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. For liabilities designated as FVTPL, fair value gains/ losses attributable to changes in own credit risk are recognised in OCI. These gains/ losses are not subsequently transferred to consolidated statements of profit or loss. However, the Group may transfer the cumulative gain or loss within equity. All other changes in fair value of such liability are recognised in the consolidated statements of profit or loss. The Group has not designated any financial liability as at fair value through profit or loss.

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

J. Leases

The Group assesses at contract inception, all arrangements to determine whether they are, or contain, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(a) Group as a lessor

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

(b) Group as a lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognises lease liabilities towards future lease payments and right-of-use assets representing the right to use the underlying assets.

(i) Right-of-use assets

The Group recognises right-of-use assets at the commencement date of the lease (i.e., the date when the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. The right-of-use assets are also subject to impairment.

Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets as described in E above

(ii) Lease liabilities

At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (and, in some instances, in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognised as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is generally not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

The Group’s lease liabilities are included in Trade and other payables.

(iii) Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognised as expense on a straight-line basis over the lease term.

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

The cost of equity-settled transactions with employees is measured at fair value of share awards at the date at which they are granted. The fair value of share awards is determined with the assistance of an external valuer and the fair value at the grant date is expensed on a proportionate basis over the vesting period based on the Group’s estimate of shares that will eventually vest. The estimate of the number of awards likely to vest is reviewed at each reporting date up to the vesting date at which point the estimate is adjusted to reflect the current expectations. The resultant increase in equity is recorded in share-based payment reserve.

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

Exchange differences which are regarded as an adjustment to interest costs on foreign currency borrowings are considered as part of borrowing cost.

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

V. Acceptances

The Group enters into arrangements whereby banks and financial institutions make direct payments to suppliers for raw materials and project materials. The banks and financial institutions are subsequently repaid by the Group at a later date providing working capital timing benefits. These are normally settled up to twelve months (for raw materials) and up to 36 months (for project and materials). Where these arrangements are with a maturity of up to twelve months, the economic substance of the transaction is determined to be operating in nature and these are recognised as Acceptances. Where these arrangements are with a maturity beyond twelve months and up to thirty six months, the economic substance of the transaction is determined to be financing in nature, and these are presented within borrowings in the consolidated statements of financial position. Interest expense on these are recognised in the finance and other costs.

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

3(b) Application of new and revised standards

The Group has adopted, with effect from April 01, 2019, the following new and revised standards and interpretations. Their adoption has not had any significant impact on the amounts reported in the consolidated financial statements, except as described below.

•	IFRS 16 – Leases

IFRS 16, Leases, replaces the existing standard on accounting for leases, IAS 17, with effect from April 01, 2019. This standard introduces a single lessee accounting model and requires a lessee to recognize a ‘right of use asset’ (ROU) and a corresponding ‘lease liability’ for all leases. Lease costs are to be recognised in the income statement over the lease term in the form of depreciation on the ROU asset and finance charges representing the unwinding of the discount on the lease liability. In contrast, the accounting requirements for lessors remain largely unchanged.

The Group acts as a lessee in lease arrangements mainly involving plant and machinery, office premises and other properties. The Group has elected to apply the modified retrospective approach on transition, and accordingly the comparative numbers have not been restated. For contracts in place as at April 01, 2019, the Group has continued to apply its existing definition of leases as under IAS 17 (“grandfathering”), instead of reassessing whether existing contracts are or contain a lease at that date. Further, the Group has elected to avail the exemption in IFRS 16 from applying the requirements of IFRS 16 to short-term leases of all assets that have a lease term of 12 months or less and leases for which the underlying asset is of low value. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

Effects of transition to IFRS-16, which were not material are given in Note 14 and Note 24. The weighted average incremental borrowing rate applied to lease liabilities is 7.49%.

Previous period accounting policy: Leases

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

IFRIC 23 – Uncertainty over Income Tax Treatments

IFRIC 23 clarifies how to apply the recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments. The clarification did not have a material effect on the Group’s financial statements so far as the recognition and measurement of income taxes is concerned. A consequential impact of the clarification is on the disclosure of contingent liabilities. The Group previously used to consider only those cases/matters for contingent liabilities wherever demand has been raised by the authorities/ initial assessment has been completed. The contingent liabilities have now been extrapolated to other years where a similar issue exists but formal demand has not been raised by tax authorities. Considering the impact of IFRIC 23, the amounts of Income Tax disputes disclosed in Note 9 and 33 of these financial statements would have been higher by ₹ 38,770 million ($ 514 million) as on April 01, 2019, as against the hitherto followed practice. As per the transitional provisions of IFRIC 23, the Group has not restated comparative information.

Other Amendments

A number of other minor amendments to existing standards also became effective on April 01, 2019 and have been adopted by the Group. The adoption of these new accounting pronouncements did not have a material impact on the accounting policies, methods of computation or presentation applied by the Group.

Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are not expected to have a significant impact on the Group’s financial statements. The Group has not early adopted any amendment, standard or interpretation that has been issued but is not yet effective.

3(c) Significant accounting estimates and judgements

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

The information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements are as given below:

I. Significant Estimates:

(i)	Impact of COVID-19

The outbreak of novel Coronavirus (COVID-19) pandemic globally and in India and the consequent lockdown restrictions imposed by national governments is causing significant disturbance and slowdown of economic activity across the globe. The commodity prices including oil have seen significant volatility with downward price pressures due to major demand centers affected by lockdown.

The Group is in the business of metals and mining, Oil & gas and generation of electricity which are considered as either essential goods and services or were generally allowed to continue to carry out the operations with adequate safety measures. The Group has taken proactive measures to comply with various regulations/guidelines issued by the Government and local bodies to ensure safety of its workforce and the society in general. However, the pandemic has resulted in restricted access to some of our facilities and premises resulting in delays in some of our operating activities and reporting obligations.

The Group has considered possible effects of Covid-19 on the recoverability of its property, plant and equipment (PPE), loans and receivables, etc. in accordance with IFRS. The Group has considered forecast consensus, industry reports, economic indicators and general business conditions to make an assessment of the implications of the Pandemic. The Group has also performed sensitivity analysis on the key assumptions idntified basis the internal and external information, which are indicative of future economic condition. Based on the assessment, the Group has recorded necessary adjustments, including impairment to the extent the carrying amount exceeds the recoverable amount and has disclosed the same (Refer Note 14).

The actual effects of COVID-19 could be different from what is presently assessed and would be known only in due course of time.

(ii)	Oil and Gas reserves

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

(iii)	Carrying value of exploration and evaluation oil and gas assets

Exploration assets are assessed by comparing the carrying value to higher of fair value less cost of disposal or value in use if impairment indicators, as contained in IFRS 6, exist. Change to the valuation of exploration assets is an area of judgement. Further details on the Group’s accounting policies on this are set out in accounting policy above. The amounts for exploration and evaluation assets represent active exploration projects. These amounts will be written off to the consolidated statements of profit or loss as exploration costs unless commercial reserves are established, or the determination process is not completed and there are no indications of impairment. The outcome of ongoing exploration, and therefore whether the carrying value of exploration and evaluation assets will ultimately be recovered, is inherently uncertain.

Details of carrying values and impairment charge/ reversal and the assumptions used are disclosed in Note 14.

(iv)	Carrying value of developing/producing oil and gas assets

Management performs impairment tests on the Group’s developing/producing oil and gas assets where indicators of impairment are identified in accordance with IAS 36.

The impairment assessments are based on a range of estimates and assumptions, including:

Estimates/ assumptions	Basis
Future production	proved and probable reserves, production facilities, resource estimates and expansion projects
Commodity prices	management’s best estimate benchmarked with external sources of information, to ensure they are within the range of available analyst forecast
Discount to price	management’s best estimate based on historical prevailing discount and updated sales contracts
Extension of PSC	granted till 2030 on the expected commercial terms (Refer note 3(c)(I)(viii))
Discount rates	cost of capital risk-adjusted for the risk specific to the asset/ CGU

Any subsequent changes to cash flows due to changes in the above mentioned factors could impact the carrying value of the assets.

Details of carrying values and impairment charge/ reversal and the assumptions used are disclosed in Note 14.

(v)	Mining properties and leases

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

(vi)	Recoverability of deferred tax and other income tax assets

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

Based on the above analysis, the total deferred tax assets recognised in these financial statement (Refer Note 9) includes MAT credit entitlements of ₹ 103,243 million and ₹ 91,258 million ($ 1,210 million) as at March 31, 2019 and March 31, 2020 respectively, of which ₹ 35,998 million ($ 477 million) is expected to be utilised in the fourteenth and the fifteenth year. As per tax laws such credits are to be utilised within fifteen years of origination.

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

The details of MAT assets (recognised and unrecognised) are set out in Note 9.

(vii)	Copper operations India

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

In the meanwhile, the application for renewal of Consent to Operate (CTO) for existing copper smelter, required as per procedure established by law was rejected by TNPCB in April 2018. Vedanta Limited has filed an appeal before the TNPCB Appellate Authority challenging the Rejection Order. During the pendency of the appeal, there were protests by a section of local community raising environmental concerns and TNPCB vide its order dated May 23, 2018 ordered closure of existing copper smelter plant with immediate effect. Further, the Government of Tamil Nadu, issued orders dated May 28, 2018 with a direction to seal the existing copper smelter plant permanently. The Company believes these actions were not taken in accordance with the procedure prescribed under applicable laws. Subsequently, the Directorate of Industrial Safety and Health passed orders dated May 30, 2018, directing the immediate suspension and revocation of the Factory License and the Registration Certificate for the existing smelter plant.

The Company has appealed this before the National Green Tribunal (NGT). NGT vide its order on December 15, 2018 has set aside the impugned orders and directed the TNPCB to pass fresh orders for renewal of consent and authorization to handle hazardous substances, subject to appropriate conditions for protection of environment in accordance with law.

The State of Tamil Nadu and TNPCB approached Supreme Court in Civil Appeals on January 02, 2019 challenging the judgement of NGT dated December 15, 2018 and the previously passed judgement of NGT dated August 08, 2013. The Supreme Court vide its judgement dated February 18, 2019 set aside the judgements of NGT dated December 15, 2018 and August 08, 2013 on the basis of maintainability alone and directed the Company to file an appeal in High court.

The Company had filed a writ petition before Madras High Court challenging the various orders passed against the Company in 2018 and 2013. Continuous hearings were conducted from June 2019 to January 2020. Rejoinder and sur-rejoinder arguments on behalf of all the parties concluded on January 08, 2020 and the orders have been reserved for Judgement. On August 18, 2020, the Madras High Court delivered the judgement wherein it dismissed all the Writ Petitions filed by the Company. The Company approached the Supreme Court and challenged the said High Court order by way of a Special Leave Petition (SLP) to Appeal and also sought interim relief in terms of access to the plant for purposes of care & maintenance of the Plant. The matter was listed on August 31, 2020. After hearing the parties, the bench admitted the SLP and issued the notice to the respondents to file counter affidavit on SLP & the prayer for interim relief within four weeks. The rejoinder by the Petitioners (Vedanta) will need to be filed within 2 weeks thereafter.

Further, in October 2019, the Company has filed a writ petition in Madras High court for allowing access to plant to undertake essential care and maintenance as due to lack of care and maintenance in the last 18 months, several structures such as pipelines, cable trays etc. are in corroded state and likely to get damaged. Management believes that assessment of physical damage, if any, can be carried out once it gets access to the plant. However, the cost of the same is not expected to be material.

As per the Company’s assessment, it is in compliance with the applicable regulations and expects to get the necessary approvals in relation to the existing operations.

The Company has carried out an impairment analysis for existing plant assets during the year ended March 31, 2020 considering the key variables and concluded that there exists no impairment. The Company has done an additional sensitivity analysis with commencement of operations of the existing plant in FY 2022-23 and noted that the recoverable amount of the assets would still be in excess of their carrying values.

The carrying value of the assets as at March 31, 2020 is ₹ 19,487 million ($ 258 million).

Expansion Plant:

Separately, the Company has filed a fresh application for renewal of the Environmental Clearance (EC) for the proposed Copper Smelter Plant 2 (Expansion Project) dated March 12, 2018 before the Expert Appraisal Committee of the MoEF wherein a sub-committee was directed to visit the Expansion Project site prior to prescribing the Terms of Reference.

In the meantime, the Madurai Bench of the High Court of Madras in a Public Interest Litigation held vide its order dated May 23, 2018 that the application for renewal of the Environmental Clearance for the Expansion Project shall be processed after a mandatory public hearing and in the interim, ordered the Company to cease construction and all other activities on site for the proposed Expansion Project with immediate effect. The Ministry of Environment and Forests (MoEF) has delisted the expansion project since the matter is sub-judice. Separately, SIPCOT vide its letter dated May 29, 2018, cancelled 342.22 acres of the land allotted for the proposed Expansion Project. Further the TNPCB issued orders on June 07, 2018 directing the withdrawal of the Consent to Establish (CTE) which was valid till March 31, 2023.

The Company has approached Madras High Court by way of writ petition challenging the cancellation of lease deeds by SIPCOT pursuant to which an interim stay has been granted. The Company has also filed Appeals before the TNPCB Appellate Authority challenging withdrawal of CTE by the TNPCB, the matter is pending for adjudication.

Property, plant and equipment of ₹ 14,742 million ($ 197 million) and inventories of ₹ 5,166 million ($ 69 million), pertaining to existing and expansion plant, could not be physically verified, anytime during the year, as the access to the plant is presently restricted. However, since operations are suspended and access to the plant restricted, any difference between book and physical quantities is unlikely to be material.

Impairment recognised during the year

For the expansion plant, the project activities are on halt since May 2018. Further, the project EC for the expansion plant got expired on December 31, 2018 and fresh application is filed before the competent authority, however, the process will start only after reopening of the existing plant and after obtaining all statutory approvals, the timing of which is uncertain.

Keeping in view the above factors and the fact that value in use cannot be reasonably ascertained, the Company has carried out recoverability assessment of the items of property, plant and equipment, capital work in progress (CWIP) and capital advances. Based on the realisable value estimate of ₹ 2,886 million ($ 38 million), the Company has recognised an impairment of ₹ 6,692 million ($ 89 million) (comprising of CWIP balances of ₹ 4,349 million ($ 58 million), capital advances of ₹ 1,961 million ($ 26 million) and other assets of ₹ 382 million ($ 5 million)) during the year.

viii)	PSC Extension

Rajasthan Block

On October 26, 2018, the Government of India (GoI), acting through the Directorate General of Hydrocarbons (DGH) granted its approval for a ten-year extension of the Production Sharing Contract (PSC) for the Rajasthan Block (RJ), with effect from May 15, 2020 subject to certain conditions. The GoI had granted the extension under the Pre-NELP Extension Policy, the applicability whereof to PSC for Rajasthan Block is sub-judice and pending before the Hon’ble Delhi High Court. The key conditions stated by DGH and the Group’s position is detailed below:

•	Submission of Audited Accounts and End of year statement:

Above condition for submission of audited accounts and End of Year Statement for adoption by Management Committee of the Block has been delinked by DGH vide letter dated December 03, 2019 as a pre-condition to PSC extension.

•

Profit Petroleum: DGH, in May 2018, has raised a demand for the period up to March 31, 2017 for Government’s additional share of Profit oil based on its computation of disallowance of cost incurred over the initially approved Field Development Plan (FDP) of pipeline project for ₹ 15,079 million ($ 202 million) and retrospective re-allocation of certain common costs between Development Areas (DAs) of Rajasthan Block aggregating to ₹ 27,236 million ($ 364 million), representing share of Vedanta Limited and its subsidiary. DGH vide its letter dated May 12, 2020, reiterated its demand only with respect to the retrospective re-allocation of certain common costs between Development Areas (DA’S) of Rajasthan block of ₹ 27,236 million ($ 364 million) for the period upto March 31, 2017.

Subsequently, the Company in January 2020 received notifications from DGH on audit exceptions arising out of its audit for the FY 2017-18, which comprises of the consequential effects on profit oil due to the aforesaid matters and certain new matters on cost allowability plus interest aggregating to ₹ 48,284 million ($ 645 million), representing share of Vedanta limited and its subsidiary, which have been suitably responded to by the Company.

The Company believes that it has sufficient as well as reasonable basis (pursuant to PSC provisions & approvals), supported by legal advice, for having claimed such costs and for allocating common costs between different DAs. In the Company’s opinion, these computations of the aforesaid demand / audit exceptions are not appropriate and the accounting adjustments sought for issues pertaining to Year 2007 and onwards are based on assumptions that are not in consonance with the approvals already in place. The Company’s view is also supported by independent legal opinion and the Company has been following the process set out in PSC to resolve these aforesaid matters. Thus, the Company sought for appointment of a sole expert for opining on the audit exceptions by a letter dated November 14, 2019 and thereafter on May 14, 2020, Company has issued a notice of Arbitration proceeding on the above matters. Government of India (GOI) has responded to our notice of arbitration nominating their arbitrator. Now the next step is to appoint the presiding arbitrator and the Company has notified GOI on the same. The Company is confident of resolution of matters in its favour.

Further to above stated letter from GoI on October 26,2018, in view of pending non-finalization of the Addendum to PSC, the extraordinary situation prevailing on account of COVID-19 and non-finalisation of issues including the aforesaid DGH demand, the GoI granted, vide letter dated May 14, 2020, permission to the Group to continue petroleum operations in RJ-ON-90/I block, till the execution of the Addendum to PSC or for a period of three months from May 15, 2020, whichever is earlier. This has been further extended till September 30, 2020.

In our view, above mentioned condition linked to PSC extension is untenable and has not resulted in creation of any liability and cannot be a ground for non-extension. In addition, all necessary procedures prescribed in the PSC including appropriate dispute resolution process, in respect of the stated audit observation have also been satisfied. Accordingly, in our view, the PSC extension approval granted vide DGH letter dated October 26, 2018 upholds with all conditions addressed and no material liability would devolve upon the Group.

Ravva Block

The Government of India (GoI) has granted its approval for a ten-year extension of PSC for Ravva Block with effect from October 28, 2019, in terms of the provision of the “Policy on the Grant of the extension to Production Sharing Contract Signed by Government awarding small, medium-sized and discovered field to private joint ventures” dated March 28, 2016. The PSC addendum recording this extension has been executed by all parties.

The Ravva Extension Policy, amongst others, provides for an increased share of profit petroleum of 10% for the GoI during the extended term of the Ravva PSC and payment of royalty and cess as per prevailing rate in accordance with the PNG Rules, 1959 and OIDB Act. Under the Ravva PSC, the Company’s oil and gas business is entitled to recover 100% of cost of production and development from crude oil and natural gas sales before any profit is allocated among the parties. Cost recovery for exploration cost during extension period shall be governed as per the provision of Office Memorandum 2013, 2019 issued by MoPNG on exploration in mining lease area post expiry of the exploration period.

(ix)	Impact of Taxation Laws (Amendment) Act, 2019

Pursuant to the introduction of Section 115BAA of the Indian Income Tax Act, 1961 in September 2019, companies in India have the option to pay corporate income tax at the rate of 22% plus applicable surcharge and cess as against the earlier rate of 30% plus applicable surcharge and cess, subject to certain conditions like, the Company has to forego all benefits like tax holidays, brought forward losses generated through tax incentives/additional depreciation and outstanding MAT credit. Considering all the provisions under Section 115BAA and based on the expected timing of exercising of the option under Section 115BAA, the Group has re-measured its deferred tax balances leading to a deferred tax credit of ₹ 16,512 million ($ 219 million) on deferred tax balances as at March 31, 2019 being recognised during the financial year. This computation required assessment of assumptions regarding future profitability, which is inherently uncertain. To the extent assumptions regarding future profitability change, there can be increase or decrease in the amounts recognised.

(x)	Flue-gas desulfurization (FGD) implementation:

Ministry of Environment, Forest and Climate Change (MOEF&CC) has revised emission norms for coal-based power plants in India. Accordingly, both captive and independent coal-based power plants in India are required to comply with these revised norms for reduction of sulphur oxide (SOx) emissions for which the current plant infrastructure is to be modified or new equipments have to be installed. Timelines for compliance to the revised norm for various plants in the Group range from December 2019 to March 2022. Different power plants are at different stages of the implementation process.

Status of Implementation at TSPL

TSPL for which the last date of compliance was December 31, 2019, has issued Letter of Intent (LOI) to the successful bidder and continues to operate the plant in absence of any directions from Central Pollution Control Board (CPCB) or MOEF&CC. TSPL is confident that authorities would take considerate stand in view of stringent timelines and earnest efforts taken by the plant to meet the environmental norms. TSPL has received show cause notice from Punjab Pollution Control Board (PPCB), which was favourably disposed of by PPCB with a recommendation to CPCB for extension of timeline. Subsequently, a show cause notice has been issued by CPCB to TSPL and other power plants which were required to meet December 31, 2019 deadline.

CPCB vide notice published on its website, has imposed environment compensation penalty of ₹ 2 million ($ 0 million) per month per non-compliant unit and any further directions based on the periodic review of compliance status. The impact of this penalty for the year ended March 31, 2020 is not material.

Subsequently, TSPL has filed its reply to CPCB to extend the timeline and revoke the environment compensation notice. The Company has also paid ₹ 16 million ($ 0 million) under protest.

Status of Implementation at other Plants

The timeline prescribed for captive power plants of Vedanta Limited, Balco & HZL was June 2020. While Vedanta Limited and Balco have issued Letter of Intent (LOI) to the successful bidder, HZL is in the process of issuing the LOI. Group’s respective operations have been engaging with the concerned authorities to extend the timeline for compliance. In the event, the request for extension of timeline is not accepted, this could impact the operations of power plants and associated operations, the impact of which cannot be determined with reasonable certainty. In the absence of any direction from concerned authorities, the power plants are continuing its operations.

Status of Cost Pass Through to PSPCL

TSPL filed a petition before Punjab State Electricity Regulatory Commission (PSERC) regarding approval and consequent tariff adjustment of costs to be incurred for installation and operation of FGD under Change in Law as per the PPA. Post adverse order from PSERC, TSPL filed an Appeal before Appellate Tribunal for Electricity (APTEL). APTEL vide order dated August 28, 2020 has approved the said MOEF & CC notification including installation and operation of FGD and associated system for SOx emissions as well as installation and operation of SNCR and/or any other appropriate technology for NOx emissions as a change in law event as per the PPA. It has further stated that TSPL is entitled for additional expenditure for installation and operation of FGD and associated systems including all allied cost like taxes, duties etc. as a part of Additional Capital Cost to be incurred by TSPL and has directed the Commission to devise a mechanism for payment of above mentioned costs and other expenses in relation to procurement, installation, commissioning, operation and maintenance of FGD for SO2 as approved by the concerned authority, after prudence check.

(xi)

Electrosteel Steels Limited had filed application for renewal of Consent to Operate (‘CTO’) on August 24, 2017 for the period of five years which was denied by Jharkhand State Pollution Control Board (‘JSPCB’) on August 23, 2018. Hon’ble High Court of Jharkhand has granted stay on August 25, 2018 against said order of denial of CTO by JSPCB and the stay has been extended by the Court to allow the operations till next date of hearing, which is now fixed on September 18, 2020. Hon’ble High Court has also extended stay against order of Ministry of Environment, Forest and Climate Change (MOEF&CC) dated September 20, 2018 in respect of revocation of environmental clearance (EC) till next date of hearing on September 04, 2020. In December 2019, ESL has been granted the stage I forest clearance by MOEF&CC. The Company is working out appropriate solution to secure the revised EC in due course and does not expect a material liability in this regard.

(xii)	Assessment of impairment at Avanstrate Inc (ASI)

Significant changes in the market and economic environment in which ASI operates has led to decrease in demand and profitability in the glass substrate business. Accordingly, the Group had assessed the recoverable value of all its assets and liabilities which led to a non-cash impairment charge during the year ended March 31, 2020 (Refer Note 14).

The impairment assessments are based on a range of estimates and assumptions, including:

Estimates/ assumption	Basis
Future sales volume	Existing customer relationships, unperformed contracts and expected wins
Commodity prices	management’s best estimate
Discount rates	cost of capital risk-adjusted for the risk specific to the asset/ CGU

The projections of future sales volume are based on the existing customer relationships, unperformed contracts and revenue from contracts with new customers which are in the advanced stage of discussions or are probable wins based on management judgement. Any subsequent changes to cash flows due to changes in the above-mentioned factors could impact the carrying value of the assets.

(xiii)	Assessment of impairment of assets at Aluminium division

Considering lower sales realisation, an impairment trigger has been identified in the aluminium division of the Company. The impairment assessments are based on a range of estimates and assumptions, including:

Estimates/ assumption	Basis
Future production	Proved and probable reserves, production facilities, resource estimates and expansion projects
Commodity prices	management’s best estimate benchmarked with external sources of information, to ensure they are within the range of available analyst forecast
Discount rates	cost of capital risk-adjusted for the risk specific to the asset/CGU

The Group has carried out an impairment analysis considering the key variables and concluded that there exists no impairment. The Group has carried out sensitivity analysis on key assumptions including commodity price, discount rate and delay in expansion of refinery. Based on sensitivity analysis, the recoverable amount is still expected to exceed the carrying value as at March 31, 2020 of ₹ 318,413 million ($ 4,224 million).

(xiv)	Going Concern

Considering the uncertainties caused due to Covid-19, as described in (i) above, the Group prepared its cash flow forecasts under various scenarios and has performed additional sensitivities on certain key assumptions. Based on such an analysis and assessment of its ability to raise additional capital, the Group continues to prepare its financial statements on a going concern basis. While performing such an analysis, the Group has also considered and evaluated the consequential effects of the fact that its parent company Vedanta Resources Limited (VRL) has reported a material uncertainty relating to its going concern in its most recent financial statements for March 2020, including the matters described in Note 22 relating to debt covenants and Note 36 (b). Upon a consideration of the foregoing, the Group has concluded that no substantial change in its operations are expected.

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

(iii)	Determining whether an arrangement contains a lease

The Group has ascertained that the Power Purchase Agreement (PPA) entered into between one of the subsidiaries and a State grid qualifies to be an operating lease under IFRS 16 “Leases”. Accordingly, the consideration receivable under the PPA relating to recovery of capacity charges towards capital cost have been recognised as operating lease rentals and in respect of variable cost that includes fuel costs, operations and maintenance etc. is considered as revenue from sale of products/services.

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

4. Business Combination and Others

a) Electrosteel Steels Limited – Business Combination

During the previous year ended March 31, 2019, the Group, through its subsidiary Vedanta Star Limited (VSL) acquired control over Electrosteel Steels Limited (ESL). Based on completion of the closing conditions, the Group concluded the acquisition date as June 04, 2018. ESL has been included in “Others” segment. If ESL had been acquired at the beginning of the comparative period, revenue and profit before taxation of the Group for the year ended March 31, 2019 would have been ₹ 915,593 million and ₹ 117,529 million respectively.

Further, during the current year, Hon’ble National Company Law Tribunal, Kolkata Bench vide its Order dated January 31, 2020 approved the Scheme of Amalgamation of VSL with its subsidiary ESL. Post the amalgamation becoming effective on March 25, 2020, the Company directly holds 95.49% in ESL.

b) Ferro Alloys Corporation Limited—Business Combination (proposed)

Pursuant to the order dated January 30, 2020 of the National Company Law Tribunal (NCLT), Vedanta Limited is implementing the approved Resolution Plan for acquisition of Ferro Alloys Corporation Limited (“FACOR”) which was under liquidation as per the Insolvency and Bankruptcy Code 2016 (including all amendments for the time being in force). The closing of the transaction requires certain substantive actions to be taken whereupon the transaction would qualify for accounting under IFRS 3 “Business Combinations”.

FACOR is a company in the business of producing Ferro Alloys and owns a Ferro Chrome plant with capacity of 72,000 TPA, two operational Chrome mines and 100 MW of Captive Power Plant through its subsidiary, FACOR Power Limited (FPL). The consideration payable for the acquisition of FACOR on debt and cash free basis under the approved Resolution Plan is ₹ 100 million ($ 1 million) as well as equivalent of cash balance in FPL as upfront payment and zero coupon, secured and unlisted Non-Convertible Debentures of aggregate face value of ₹ 2,700 million ($36 million) to the Financial Creditors payable equally over 4 years commencing March 2021.

c) Acquisition of Global coke plant

On July 28, 2019, Company acquired Sindhudurg plant of Global Coke Limited which was under liquidation as per the Insolvency and Bankruptcy Code 2016 (including all amendments for the time being in force) for a cash consideration of ₹ 335 million ($ 4 million). The assets acquired mainly included Land, Building and Plant & Machinery of similar value as the cash consideration. The acquisition complements backward integration opportunity for the Company’s existing pig iron division and also increase Company’s footprint in met coke market in south western part of India. Detailed disclosure of fair value of the identifiable assets and liabilities of Sindhudurg plant has not been provided as the same is not material.

Acquisition costs related to the same were not material.

d) Acquisition of new hydrocarbon blocks

In August 2018, Vedanta Limited was awarded 41 hydrocarbon blocks out of 55 blocks auctioned under the Open Acreage Licensing Policy (OALP) by Government of India (GOI). The blocks awarded to Vedanta Limited comprise of 33 onshore and 8 offshore blocks. Vedanta Limited will share a specified proportion of the net revenue from each block with GOI and has entered into 41 separate revenue sharing contracts (RSC) on October 01, 2018.

The bid cost of ₹ 41,219 million ($ 547 million) represents Vedanta Limited’s total committed capital expenditure on the blocks for the committed work programs during the exploration phase. Vedanta Limited has provided bank guarantees for minimum work programme commitments amounting to ₹ 22,684 million ($ 301 million) for the 41 exploration blocks. These have been disclosed in Note 33.

In March 2019, the Company has been awarded 2 Contract Areas out of total 25 Contract Areas auctioned under Round II of the Discovered Small Field Policy (DSF) by Government of India (GOI). Both the Contract Areas awarded are onland fields. The Group will share a specified proportion of the revenue from each block with GOI and has entered into 2 separate Revenue Sharing Contracts (RSC) on March 07, 2019. There is no commitment for minimum work programme in these blocks.

In July 2019, the Company has been awarded 10 hydrocarbon blocks out of 32 blocks awarded under round II & III of Open Acreage Licensing Policy (OALP) by Government of India (GoI). The blocks awarded to the Group comprise of 7 onshore and 3 offshore blocks. To effect the transaction, the Company has entered into revenue sharing contracts (“RSCs”) with the GoI on July 16, 2019. The bid cost of ₹ 17,605 million ($ 234 million) represents the Group’s estimated cost of committed work program in the blocks during the initial exploration phase. The Company has provided bank guarantees for minimum work programme commitments amounting to ₹ 5,121 million ($ 68 million) for the 10 exploration blocks.

5. Segment information

Description of segment and principal activities

The Group is a diversified natural resource group engaged in exploring, extracting and processing minerals and oil and gas. The Group produces zinc, lead, silver, copper, aluminium, iron ore, oil and gas and commercial power and has a presence across India, South Africa, Namibia, U.A.E, Ireland, Australia, Japan, South Korea, Taiwan and Liberia. The Group is also in the business of port operations and manufacturing of glass substrate and steel. The Group has seven reportable segments: copper, aluminium, iron ore, power, Zinc India (comprises of zinc and lead India), Zinc international, oil and gas and others. The management of the Group is organized by its main products: copper, Zinc (comprises of zinc and lead India, silver India and zinc international), aluminium, iron ore, oil and gas, power and others. ‘Others’ segment mainly comprises of port/berth, steel and glass substrate business and those segments which do not meet the quantitative threshold for separate reporting. Each of the reportable segments derives its revenues from these main products and hence these have been identified as reportable segments by the Group’s chief operating decision maker (“CODM”).

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

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties except from power segment sales amounting to ₹ 1,328 million, ₹ 670 million and ₹ Nil ($ Nil) which is at cost for the year ended March 31, 2018, March 31, 2019 and March 31, 2020 respectively.

The following table presents revenue and profit information and certain assets and liabilities information regarding the Group’s reportable segments for the years ended March 31, 2018, March 31, 2019 and March 31, 2020 and as at March 31, 2019 and March 31, 2020:

a. Year ended March 31, 2018

	Copper	Zinc India	Zinc International	Aluminium	Power	Iron Ore	Oil and Gas	Others	Elimination	Total
	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)
Revenue
Sales	246,766	216,136	34,458	228,182	55,012	31,035	95,359	2,601	—	909,549
Inter-segment sales	—	—	—	253	1,506	263	—	124	(2,146)	—
Segment revenue	246,766	216,136	34,458	228,435	56,518	31,298	95,359	2,725	(2,146)	909,549
Cost of Sales and expenses	(236,388)	(93,540)	(20,313)	(201,774)	(39,868)	(28,198)	(40,859)	(2,172)	2,146	(660,966)
Segment profit	10,378	122,596	14,145	26,661	16,650	3,100	54,500	553	—	248,583
Depreciation and amortisation	(1,607)	(15,011)	(1,824)	(16,818)	(4,773)	(4,423)	(29,731)	(692)	—	(74,879)
Other items*	—	2,395	—	(2,774)	—	—	—	—	—	(561)
Impairment	—	—	—	—	—	(48,599)	93,278	—	—	44,679

Operating profit / (loss)	8,771	109,980	12,321	7,069	11,877	(49,922)	118,047	(139)	—	217,822
Investment and other income										31,361
Finance and other costs										(135,473)

Profit before tax										113,710

Additions to property, plant and equipments, exploration and evaluation assets and intangible assets**	5,417	30,587	16,412	14,245	714	822	10,479	17,890		96,566

*

Other items represent reversal of provision for contribution to District Mineral Foundation (DMF), gratuity charge due to change in limits and loss on unusable assets under construction. It also includes forex loss on MAT credit entitlements of ₹182 million which has not been allocated to any segment.

**	Others includes acquisition through business combinations

b. Year ended March 31, 2019

	Copper	Zinc India	Zinc International	Aluminium	Power	Iron Ore	Oil and Gas	Others	Elimination	Total
	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)
Revenue
Sales	107,390	206,562	27,383	292,080	64,559	29,033	132,228	49,777	—	909,012
Inter-segment sales	—	—	—	206	678	81	—	455	(1,420)	—
Segment revenue	107,390	206,562	27,383	292,286	65,237	29,114	132,228	50,232	(1,420)	909,012
Cost of Sales and expenses	(109,729)	(100,567)	(20,421)	(270,228)	(49,962)	(22,793)	(55,703)	(40,431)	1,420	(668,414)
Segment profit / (loss)	(2,339)	105,995	6,962	22,058	15,275	6,321	76,525	9,801	—	240,598
Depreciation and amortisation	(1,447)	(18,768)	(4,287)	(16,577)	(5,969)	(2,455)	(42,669)	(3,974)	—	(96,146)
Other items*	—	—	—	—	—	—	—	—	—	(1,847)
Impairment (Refer Note14)	—	—	—	—	—	—	2,611	—	—	2,611

Operating profit / (loss)	(3,786)	87,227	2,675	5,481	9,306	3,866	36,467	5,827	—	145,216
Investment and other income										31,540
Finance and other costs										(59,026)

Profit before tax										117,730

Assets and liabilities
Assets
Segment assets	78,540	187,019	60,425	510,552	181,851	37,979	275,516	87,798	—	1,419,680
Financial assets investments										48,865
Deferred tax asset										52,830
Short-term investments										292,112
Cash and cash equivalents (including restricted cash and cash equivalents)										73,331
Income tax asset										34,926
Others										9,166

Total assets										1,930,910

Liabilities
Segment liabilities	40,534	50,702	13,616	201,233	17,251	12,731	98,831	14,330	—	449,228
Borrowings										662,262
Current tax liabilities										4,109
Deferred tax liabilities										44,154
Others										39,211

Total liabilities										1,198,964

Additions to property, plant and equipments, exploration and evaluation assets and intangible assets**	2,732	36,574	15,939	15,265	307	377	38,412	51,910		161,516

*	Other items represent forex loss on MAT credit entitlements which have not been allocated to any segment.
**	Others includes acquisition through business combinations

c. Year ended March 31, 2020

	Copper	Zinc India	Zinc International	Aluminium	Power	Iron Ore	Oil and Gas	Others	Elimination	Total	Total
	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Revenue
Sales	90,517	181,590	31,275	265,445	58,599	34,500	126,608	46,912	—	835,446	11,082
Inter-segment sales	9	—	—	328	—	130	—	913	(1,380)	—	—
Segment revenue	90,526	181,590	31,275	265,773	58,599	34,630	126,608	47,825	(1,380)	835,446	11,082
Cost of Sales and expenses	(93,420)	(94,450)	(27,477)	(245,837)	(42,109)	(26,318)	(53,925)	(43,187)	1,380	(625,343)	(8,295)
Segment profit / (loss)	(2,894)	87,140	3,798	19,936	16,490	8,312	72,683	4,638	—	210,103	2,787
Depreciation and amortisation	(1,471)	(22,610)	(6,329)	(17,183)	(5,701)	(2,413)	(40,077)	(4,706)	—	(100,490)	(1,333)
Other items*	(2,028)	—	(42)	1,681	—	—	—	—	—	(1,525)	(20)
Impairment (Refer Note14)	(6,692)	—	—	—	—	(1,201)	(135,031)	(5,098)	—	(148,022)	(1,963)

Operating profit / (loss)	(13,085)	64,530	(2,573)	4,434	10,789	4,698	(102,425)	(5,166)	—	(39,934)	(529)
Investment and other income										25,714	341
Finance and other costs										(54,557)	(724)

Loss before tax										(68,777)	(912)

Assets and liabilities
Assets
Segment assets	64,853	206,643	51,831	486,545	174,210	34,450	155,551	80,247		1,254,330	16,638
Financial assets investments										911	12
Deferred tax asset										82,669	1,097
Short-term investments										327,210	4,340
Cash and cash equivalents (including restricted cash and cash equivalents)										51,558	684
Income tax assets										26,530	352
Others										12,197	162

Total assets										1,755,405	23,285

Liabilities
Segment liabilities	45,368	47,650	12,266	179,278	16,418	11,813	102,055	15,454	—	430,302	5,708
Borrowings										579,475	7,686
Current tax liabilities										1,894	25
Deferred tax liabilities										29,675	394
Others										32,164	427

Total liabilities										1,073,510	14,240

Additions to property, plant and equipments, exploration and evaluation assets and intangible assets**	2,192	46,088	7,552	14,187	671	1,081	45,490	2,373		119,668	1,587

*

Other items represent provision for receivables from KCM of ₹ 2,070 million ($ 27 million), Renewable Power Obligation (RPO) liability reversal of ₹ 1,681 million ($ 22 million) and forex loss on MAT credit entitlements of ₹ 1,136 million ($ 15 million) which has not been allocated to any segment.

**	The total of additions includes ₹ 34 million ($ 0 million) not allocated to any segment. Iron Ore includes acquisition through business combination.

Geographical Segment Analysis

The Group’s operations are located in India, Namibia, South Africa, UAE, Liberia, Ireland, Australia, South Korea and Taiwan. The following table provides an analysis of the Group’s sales by geographical market irrespective of the origin of the goods:

	Year ended March 31,
	2018	2019	2020	2020
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
India	525,562	591,599	542,256	7,193
China	83,871	37,868	26,942	357
UAE	34,567	10,150	8,201	109
Malaysia	53,092	48,657	76,479	1,014
Others	212,457	220,738	181,568	2,409

	909,549	909,012	835,446	11,082

The following is an analysis of the carrying amount of non-current assets, excluding deferred tax assets, derivative financial assets, financial asset investments and other non-current financial assets analysed by the geographical area in which the assets are located: —

	As at March 31
	2019	2020	2020

	Carrying amount	Carrying Amount	Carrying Amount
	(₹ in million)	(₹ in million)	(US dollars in million)
India	1,108,375	973,821	12,917
South Africa	41,863	37,231	494
Namibia	9,949	7,500	99
Taiwan	12,197	11,620	154
Others	9,828	9,840	131

	1,182,212	1,040,012	13,795

Information about major customer

No single customer has accounted for more than 10% of the Group’s revenue for the years ended March 31, 2018, March 31, 2019 and March 31, 2020.

Disaggregation of Revenue

Below table summarises the disaggregated revenue from contracts with customers: —

	Year ended March 31,
	2019	2020	2020
	(₹ in million)	(₹ in million)	(US dollars in million)
Oil	126,430	109,062	1,447
Gas	5,270	7,945	105
Zinc Metal	172,046	157,559	2,090
Lead Metal	37,575	34,702	460
Silver Metal & Bars	25,829	24,756	328
Iron Ore	6,911	14,820	196
Metallurgical Coke	532	553	7
Pig Iron	20,612	22,394	297
Copper Products	92,931	73,489	975
Aluminium Products	280,730	254,293	3,373
Power	47,839	44,064	584
Steel Products	41,859	37,850	502
Others	42,186	37,465	499

Revenue from contracts with customers*	900,750	818,952	10,863
Revenue from contingent rents (Refer Note 33 (E) (ii))	16,724	16,729	222
Loss on provisionally priced contracts under IFRS 9 (Refer Note 6(a))	(8,462)	(12,995)	(172)
JV partner’s share of the exploration costs approved under the OM (Refer Note 6(b))	—	12,760	169

Total Revenue	909,012	835,446	11,082

*

includes revenues from sale of services aggregating to ₹ 2,205 million and ₹ 2,159 million ($ 29 million) for the financial years ended March 31, 2019 and March 31, 2020 respectively which is recorded over a period of time and the balance revenue is recognised at a point in time.

6. Revenue

For the year ended March 31,	2018	2019	2020	2020
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Sale of products, gross of excise duty	901,472	890,083	816,558	10,831
Less: excise duty	(10,564)	—	—	—
Sale of products, net of excise duty	890,908	890,083	816,558	10,831
Sale of services	3,085	2,205	2,159	29
Revenue from contingent rents (Refer Note 33)	15,556	16,724	16,729	222

Total revenue	909,549	909,012	835,446	11,082

a)

Revenue from sale of products and from sale of services comprises of revenue from contracts with customers of ₹ 900,750 million and ₹ 818,952 million ($ 10,863 million) for the years ended March 31, 2019 and March 31, 2020 respectively and a net loss on mark-to-market of ₹ 8,462 million and ₹ 12,995 million ($ 172 million) on account of gains / losses relating to sales of product that were provisionally priced as at the beginning of the respective year with the final price settled during the subsequent year ended March 31, 2019 and March 31, 2020 respectively, gains / losses relating to sales of product fully priced during the respective year, and marked to market gains/ losses relating to sales of product that were provisionally priced as at the end of the respective year.

b)

Government of India (GoI) vide Office Memorandum (“OM”) No. O-19025/10/2005-ONG-DV dated February 01, 2013 allowed for Exploration in the Mining Lease Area after expiry of Exploration period and prescribed the mechanism for recovery of such Exploration Cost incurred. Vide another Memorandum dated October 24, 2019, GoI clarified that all approved Exploration costs incurred on Exploration activities, both successful and unsuccessful, are recoverable in the manner as prescribed in the OM and as per the provisions of PSC. Accordingly, during the year ended March 31, 2020, the Group has recognized revenue of ₹ 12,760 million ($ 169 million), for past exploration costs, through increased share in the joint operations revenue as the Group believes that cost recovery mechanism prescribed under OM is not applicable to its Joint operation partner, view which is also supported by an independent legal opinion. However, the Joint operation partner carries a different understanding and the matter is pending resolution.

c)

Majority of the Group’s sales are against advance or are against letters of credit / cash against documents / guarantees of banks of national standing. Where sales are made on credit, the amount of consideration does not contain any significant financing component as payment terms are within three months.

As per the terms of the contract with its customers, either all performance obligations are to be completed within one year from the date of such contracts or the Group has a right to receive consideration from its customers for all completed performance obligations. Accordingly, the Group has availed the practical expedient available under paragraph 121 of IFRS 15 and dispensed with the additional disclosures with respect to performance obligations that remained unsatisfied (or partially unsatisfied) at the reporting date. Further, since the terms of the contracts directly identify the transaction price for each of the completed performance obligations, in all material respects, there are no elements of transaction price which have not been included in the revenue recognised in the financial statements.

Further, there is no material difference between the contract price and the revenue from contract with customers.

7. Investment and other income

For the year ended March 31,	2018	2019	2020	2020
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Fair value gain on financial assets held for trading / fair value through profit or loss (FVTPL)(1)	16,530	18,393	5,574	74
Interest income:
Interest income on financial assets held for trading/FVTPL	7,260	9,286	10,169	135
Interest income on bank deposits at amortized cost	1,327	1,428	2,183	29
Interest income on loans and receivables at amortized cost(2)	2,502	2,261	4,518	60
Others	2,175	1,217	287	4
Dividend income on available for sale investments/investments held at FVOCI	10	10	17	0
Dividend income – financial assets held for trading/FVTPL	101	296	477	6
Bargain gain net of acquisition cost	720	—	—	—
Foreign exchange gain/ (loss) net	736	(1,351)	2,489	33

	31,361	31,540	25,714	341

Notes:

(1)

Income for the year ended March 31, 2019 and March 31, 2020 includes mark to market gain/(loss) of ₹ 10,406 million and (₹ 3,624 million) ($ 48 million) respectively relating to structured investments purchased from Volcan Investments Limited (Refer Note 35).

(2)

On the contempt petition filed by TSPL, the Hon’ble Supreme Court of India vide its order dated August 07, 2019 allowed gross calorific value (GCV) on as received basis (ARB) and actual cost of coal in the Energy Charge Formula and directed Punjab State Power Corporation Limited (PSPCL) to make the payments within 8 weeks. Pursuant to the order, PSPCL has paid ₹ 10,021 million in September 2019 and October 2019. TSPL has booked an interest of ₹ 1,399 million ($ 19 million) due to the delay in receipt of payment as per the Supreme Court order dated March 07, 2018 allowing the interest on delay in payment. Of this interest, ₹ 820 million ($ 11 million) pertains to prior period and amount of ₹ 579 million ($ 8 million) pertains to current period.

8. Finance and other costs

For the year ended March 31,	2018	2019	2020	2020
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Interest expense on financial liabilities at amortised cost(2)	51,118	60,712	56,175	745
Foreign currency translation reserve reclassified from equity to profit or loss relating to subsidiaries under liquidation(3)	81,315	—	—	—
Unwinding of discount on provisions	837	936	962	13
Net foreign exchange loss on borrowings and creditors for capital expenditure	1,565	2,721	4,789	64
Other finance costs	3,968	2,792	2,588	34
Net interest on defined benefit arrangements	154	210	212	3
Capitalisation of finance costs(1)	(3,484)	(8,345)	(10,169)	(135)

	135,473	59,026	54,557	724

Notes:

(1)	Interest rate of 7.49% was used to determine the amount of general borrowing costs eligible for capitalization in respect of qualifying asset for the year ended March 31, 2020.
(2)	Includes interest expense on lease liabilities for the year ended March 31, 2020 is ₹ 247 million ($ 3 million).
(3)

During the year ended March 31, 2018, the Group started the process of liquidating its three wholly owned subsidiaries i.e. Twin Star Mauritius Holdings Limited, Twin Star Energy Holdings Limited and Sesa Sterlite Mauritius Holdings Limited. All these entities had US dollar as their functional currency and their financial statements were translated into Indian Rupees for the purpose of consolidated financial statements. The cumulative exchange difference recognized in equity relating to these entities was recognised in the consolidated statements of profit or loss during the year ended March 31, 2018. These entities were dissolved on May 19, 2019, May 21, 2019 and May 21, 2019 respectively.

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

Statutory income taxes are assessed based on book profits prepared under generally accepted accounting principles in India (“Indian GAAP”) adjusted in accordance with the provisions of the (Indian) Income tax Act, 1961. Such adjustments generally relate to depreciation of fixed assets, disallowances of certain provisions and accruals, deduction for tax holidays and similar exemptions, the use of tax losses carried forward and retirement benefit costs. Statutory income tax is charged at 30% plus a surcharge and education cess. The combined Indian statutory tax rate for the financial year 2017-18 was 34.61% and for the financial year 2018-19 was 34.94% and for the financial year 2019-20 is 34.94%.

MAT is assessed on book profits adjusted for certain limited items as compared to the adjustments allowed for assessing regular income tax under normal provisions. MAT for the financial year 2017-18 and 2018-19 was chargeable at 18.50% plus surcharge and education cess and for financial year 2019-20 at 15% plus surcharge and education cess. The combined Indian statutory tax rate of MAT for the financial year 2017-18 was 21.34% and for the financial year 2018-19 was 21.55% and for the financial year 2019-20 is 17.47%. MAT paid in excess of regular income tax during a year can be set off against regular income taxes within a period of fifteen years succeeding the assessment year in which MAT credit arises subject to the limits prescribed.

Business losses in India can be carried forward for a maximum period of eight assessment years immediately succeeding the assessment year to which the loss pertains. Unabsorbed depreciation can be carried forward for an indefinite period.

Losses arising out of transfer of capital assets in India can be carried forward for a maximum period of eight assessment years immediately succeeding the assessment year to which the loss pertains. The carried forward long term capital losses can be set-off only against long term capital gains. Short term capital losses can be set off only against capital gains (which can be either long term or short-term capital gain).

Income tax returns submitted by companies are regularly subjected to a comprehensive review and challenge by the tax authorities. There are appellate procedures available to both the tax authorities and taxpayers and it is not uncommon for significant or complex matters in dispute to remain outstanding for several years before they are finally resolved by the High Court or the Supreme Court.

(a) Tax (credit)/ charge recognised in the consolidated statement of Profit or loss

For the year ended March 31,	2018	2019	2020	2020
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Current tax:
Current tax on profit for the year	32,824	37,758	17,911	237
(Credit)/ Charge in respect of current tax for earlier years	392	(59)	(33)	(0)
Total current tax (a)	33,216	37,699	17,878	237
Deferred tax:
Origination and reversal of temporary differences	31,633	3,818	(44,562)	(591)
Charge/ (Credit) in respect of deferred tax for earlier years	835	(16)	7	0
Increase in tax rate	742	—	—	—
Total Deferred Tax (b)	33,210	3,802	(44,555)	(591)
Total income tax (benefit)/ expense for the year (a+b)	66,426	41,501	(26,677)	(354)
(Loss)/ Profit before tax	113,710	117,730	(68,777)	(912)
Effective income tax rate (%)	58.4%	35.3%	38.8%	38.8%

(b) A reconciliation of income tax expense/ (credit) applicable to profit/ (loss) before tax at the Indian statutory income tax rate to income tax expense/ (credit) at the Group’s effective income tax rate for the year indicated are as follows.

For the year ended March 31,	2018	2019	2020	2020
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
(Loss)/ Profit before tax	113,710	117,730	(68,777)	(912)
Indian statutory income tax rate	34.61%	34.94%	34.94%	34.94%
Tax at Indian statutory income tax rate	39,353	41,140	(24,033)	(319)
Disallowable expenses	1,529	2,423	1,883	25
Non-taxable income	(2,412)	(1,917)	(1,406)	(19)
Foreign Currency Translation Reserve (FCTR) recycled on liquidation of subsidiaries to consolidated statements of profit or loss	28,142	—	—	—
Tax holidays and similar exemptions (Refer note below)	(10,152)	(8,076)	(4,934)	(65)
Effect of tax rates differences of subsidiaries operating at other rates	4,179	(1,277)	(581)	(8)
Tax on distributable reserve of/ dividend from subsidiary	4,042	11,018	19,532	259
Unrecognised tax assets (Net)	2,723	(2,135)	(713)	(9)
Change in deferred tax balances due to change in tax law*	742	—	(17,760)	(236)
Capital Gains subject to lower tax rate	(758)	(1,711)	(2,733)	(36)
(Credit)/ Charge in respect of earlier years	1,227	(75)	(26)	(0)
Other permanent differences	(2,189)	2,111	4,094	54

Total income tax expense / (credit)	66,426	41,501	(26,677)	(354)

*

Deferred tax credit for the year ended March 31, 2020 includes a credit of ₹ 16,512 million ($ 219 million) on remeasurement of deferred tax balances as at March 31, 2019 pursuant to an amendment in the Indian Income Tax laws (Refer note 3(c)(I)(ix)).

Certain businesses of the Group within India are eligible for specified tax incentives which are included in the table above as tax holidays and similar exemptions. Most of such tax exemptions are relevant for the companies operating in India. These are briefly described as under:

The location based exemption

In order to boost industrial and economic development in undeveloped regions, provided certain conditions are met, profits of newly established undertakings located in certain areas in India may benefit from tax holiday under section 80IC of the Income Tax Act, 1961. Such tax holiday works to exempt 100% of the profits for the first five years from the commencement of the tax holiday, and 30% of profits for the subsequent five years. This deduction is available only for units established up to March 31, 2012. However, such undertaking would continue to be subject to the Minimum Alternative tax (‘MAT’).

In the current year, undertaking at Pantnagar, which is part of Hindustan Zinc Limited (Zinc India), is the only unit eligible for deduction at 30% of taxable profit.

The location based exemption: SEZ Operations

In order to boost industrial development and exports, provided certain conditions are met, profits of undertaking located in Special Economic Zone (‘SEZ’) may benefit from tax holiday. Such tax holiday works to exempt 100% of the profits for the first five years from the commencement of the tax holiday, 50% of profits for five years thereafter and 50% of the profits for further five years provided the amount allowable in respect of deduction is credited to Special Economic Zone Re-Investment Reserve account. However, such undertaking would continue to be subject to the Minimum Alternative tax (‘MAT’).

The Group has setup SEZ Operations in its aluminium division of Vedanta Limited (where no benefit has been drawn).

Sectoral Benefit—Power Plants and Port Operations

To encourage the establishment of infrastructure certain power plants and ports have been offered income tax exemptions of upto 100% of profits and gains for any ten consecutive years within the 15 year period following commencement of operations subject to certain conditions under section 80IA of the Income Tax Act, 1961. The Group currently has total operational capacity of 8.4 Giga Watts (GW) of thermal based power generation facilities and wind power capacity of 274 Mega Watts (MW) and port facilities. However, such undertakings would continue to be subject to MAT provisions.

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

The total effect of such tax holidays and exemptions was ₹ 10,152 million, ₹ 8,076 million and ₹ 4,934 million ($65 million) for the years ended March 31, 2018, March 31, 2019 and March 31, 2020 respectively.

(c) Deferred tax assets/liabilities

The Group has accrued significant amounts of deferred tax. The majority of the deferred tax liabilities represents accelerated tax relief for the depreciation of property plant and equipment, the depreciation of mining reserves and the fair value uplifts created on acquisitions, net of losses carried forward by Vedanta Limited and unused tax credits in the form of MAT credits carried forward in Vedanta Limited, Cairn Energy Hydrocarbons Limited and Hindustan Zinc Limited. Significant components of Deferred tax (assets) and liabilities recognized in the consolidated statement of financial position are as follows:

For the year ended March 31, 2018:
	Opening balance as at April 1, 2017	Charged/ (credited) to Statement of profit or loss	Charged/ (credited) to other comprehensive income	Deferred tax on acquisition through business combination	Exchange difference arising on translation of foreign operation	Closing balance as at March 31, 2018
Significant components of deferred tax (assets)/liabilities	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)
Property, plant and equipment, Exploration and Evaluation and other intangible assets	104,978	21,261	—	(213)	841	126,867
Voluntary retirement scheme	(779)	368	—	—	—	(411)
Employee benefits	(442)	(381)	(30)	—	(22)	(875)
Fair value of derivative asset/ liability	(338)	123	(346)	—	(2)	(563)
Fair valuation of other asset/liability	8,931	(3,616)	—	4,246	352	9,913
MAT credit entitlement	(123,851)	12,950	(39)	—	56	(110,884)
Unabsorbed depreciation and business losses	(36,408)	1,781	—	—	2	(34,625)
Other temporary differences	(5,658)	724	68	—	512	(4,354)

Total	(53,567)	33,210	(347)	4,033	1,739	(14,932)

For the year ended March 31, 2019:
	Opening balance as at April 1, 2018	Charged/ (credited) to Statement of profit or loss	Charged/ (credited) to other comprehensive income	Exchange difference arising on translation of foreign operation	Closing balance as at March 31, 2019
Significant components of deferred tax (assets)/liabilities	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)
Property, plant and equipment, Exploration and Evaluation and other intangible assets	126,867	9,570	—	3,111	139,548
Voluntary retirement scheme	(411)	16	—	—	(395)
Employee benefits	(875)	(15)	(247)	39	(1,098)
Fair value of derivative asset/ liability	(563)	288	(82)	—	(357)
Fair valuation of other asset/liability	9,913	(1,432)	—	(10)	8,471
MAT credit entitlement	(110,884)	7,280	384	(23)	(103,243)
Unabsorbed depreciation and business losses	(34,625)	(11,030)	—	—	(45,655)
Other temporary differences	(4,354)	(875)	(135)	(583)	(5,947)

Total	(14,932)	3,802	(80)	2,534	(8,676)

For the year ended March 31, 2020:
	Opening balance as at April 1, 2019	Charged/ (credited) to Statement of profit or loss	Charged/ (credited) to other comprehensive income	Exchange difference arising on translation of foreign operation	Closing balance as at March 31, 2020	Closing balance as at March 31, 2020
Significant components of deferred tax (assets)/liabilities	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Property, plant and equipment, Exploration and Evaluation and other intangible assets	139,548	(61,429)	—	(93)	78,026	1,035
Voluntary retirement scheme	(395)	111	—	—	(284)	(4)
Employee benefits	(1,098)	6	(714)	49	(1,757)	(23)
Fair value of derivative asset/ liability	(357)	(69)	324	—	(102)	(1)
Fair valuation of other asset/liability	8,471	911	(1)	593	9,974	132
MAT credit entitlement*	(103,243)	11,605	251	129	(91,258)	(1,210)
Unabsorbed depreciation and business losses	(45,655)	(9,223)	—	—	(54,878)	(728)
Other temporary differences	(5,947)	13,533	(590)	289	7,285	96

Total	(8,676)	(44,555)	(730)	967	(52,994)	(703)

Deferred tax assets and liabilities have been offset where they arise in the same taxing jurisdiction with a legal right to offset income tax assets against income tax liabilities but not otherwise. Accordingly, the net deferred tax (assets)/liability has been disclosed in the consolidated statement of financial position as follows:

As at March 31,	2018	2019	2020	2020
Particulars	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Deferred tax assets	(58,635)	(52,830)	(82,669)	(1,097)
Deferred tax liabilities	43,703	44,154	29,675	394

Net deferred tax (asset)/ liability	(14,932)	(8,676)	(52,994)	(703)

*Recognition of deferred tax assets on MAT credits entitlement is based on the respective legal entity’s present estimates and business plans as per which the same is expected to be utilized within the stipulated fifteen year period from the date of origination (Refer Note 3(c)(I)(vi)).

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

Unused tax losses/ unused tax credit for which no deferred tax asset has been recognised amount to ₹ 121,135 million and ₹ 176,593 million ($ 2,342 million) as at March 31, 2019 and March 31, 2020 respectively.

As at March 31, 2019

Unused tax losses/ unused tax credit	Within one year (₹ in million)	Greater than one year, less than five years (₹ in million)	Greater than five years (₹ in million)	No expiry date (₹ in million)	Total (₹ in million)
Unutilized business losses	1,281	10,940	6,278	15,269	33,768
Unabsorbed depreciation	—	—	—	87,281	87,281
Unused R&D Tax Credit	—	—	—	86	86

Total	1,281	10,940	6,278	102,636	121,135

As at March 31, 2020

Unused tax losses/ unused tax credit	Within one year (₹ in million)	Greater than one year, less than five years (₹ in million)	Greater than five years (₹ in million)	No expiry date (₹ in million)	Total (₹ in million)	Total (US dollars in million)
Unutilized business losses	5,552	25,885	49,165	15,738	96,340	1,278
Unabsorbed depreciation	—	—	—	80,163	80,163	1,063
Unused capital losses	—	4	—	—	4	0
Unutilised R&D Tax Credit	—	—	—	86	86	1

Total	5,552	25,889	49,165	95,987	176,593	2,342

No deferred tax assets have been recognised on these unused tax losses/ unused tax credit as there is no evidence that sufficient taxable profit will be available in future against which these can be utilised by the respective entities.

MAT credits are taxes paid to Indian tax authorities which can be offset against future tax liabilities, subject to certain restrictions, within a period of 15 years from the year of origination. The Group recognises MAT assets only to the extent it expects to realise the same within the prescribed period.

Further, the Group had unused MAT credit amounting to ₹ 3,996 million and ₹ 3,996 million ($ 53 million) as at March 31, 2019 and March 31, 2020 respectively. Such tax credits have not been recognised on the basis that recovery is not probable in the foreseeable future. Unrecognised MAT credit expires, if unutilized, based on the year of origination as follows:

Financial year ending March 31,	2019	2020	2020
	(₹ in million)	(₹ in million)	(US dollars in million)
2022	1,036	1,036	14
2023	137	137	2
2024	521	521	7
2025	517	517	7
2026	1,035	1,035	14
2027	633	633	8
2028	81	81	1
2029	36	36	0

	3,996	3,996	53

The Group has not recognised any deferred tax liabilities for taxes that would be payable on the Group’s share in unremitted earnings of certain of its subsidiaries because the Group controls when the liability will be incurred and it is probable that the liability will not be incurred in the foreseeable future. The amount of unremitted earnings is ₹ 324,848 million and ₹ 313,322 million ($ 4,156 million) as at March 31, 2019 and March 31, 2020 respectively.

(d) Non-current tax assets

Non-current tax assets of ₹ 34,843 million and ₹ 26,455 million ($ 351 million) as at March 31, 2019 and March 31, 2020 respectively mainly represents income tax receivable from Indian tax authorities by Vedanta Limited relating to the refund arising consequent to the Scheme of Amalgamation & Arrangement made effective in August 2013 pursuant to approval by the jurisdiction High Court and receivables relating to matters in tax disputes in Group companies including tax holiday claim.

(e) The tax department had raised demands on account of remeasurement of certain tax incentives, as described above, under section 80IA and 80 IC of the Income Tax Act. During the current year, based on the favorable orders from Income Tax Appellate Tribunal relating to AY 09-10 to AY 12-13, the Commissioner of Income Tax (Appeals) has allowed these claims for AY 14-15 to AY 15-16, which were earlier disallowed and has granted refund of amounts deposited under protest. Against the Tribunal order, department had filed an appeal in Hon’ble Rajasthan High Court in financial year 2017-18 which is yet to be admitted. As per the view of external legal counsel, Department’s appeal seeks re-examination of facts rather than raising any substantial question of law and hence it is unlikely that appeal will be admitted by the High Court. Due to this there is a strong prima facie case that ITAT order will stand confirmed and department’s appeal would be dismissed. The amount involved in this dispute as at March 31, 2019 is ₹ 60,166 million and March 31, 2020 is ₹ 105,658 million ($ 1,401 million) plus applicable interest upto the date of settlement of the dispute.

10. The Group presents the consolidated statements of profit or loss by disclosing expenses by function. The consolidated statements of profit or loss disclosing expenses by nature is presented below:

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

For the year ended March 31,	Notes	2018	2019	2020	2020
		(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Revenue	6	909,549	909,012	835,446	11,082
Other operating income**		9,544	15,468	9,863	131
Investment and other income	7	31,361	31,540	25,714	341

Total Income		950,454	956,020	871,023	11,554
(Decrease)/increase in inventories of finished goods and work-in-progress		(5,392)	1,614	(13,690)	(182)
Raw materials and other consumables used*		(604,738)	(614,583)	(549,936)	(7,294)
Employee costs		(27,537)	(30,230)	(26,920)	(357)
Other costs***		(33,404)	(42,530)	(46,185)	(613)
Depreciation and amortisation		(74,879)	(96,146)	(100,490)	(1,333)
Impairment (charge) / reversal		44,679	2,611	(148,022)	(1,963)
Finance and other costs	8	(135,473)	(59,026)	(54,557)	(724)

Profit / (loss) before tax		113,710	117,730	(68,777)	(912)

Income tax expense	9	(66,426)	(41,501)	26,677	354

Profit / (loss) for the year		47,284	76,229	(42,100)	(558)

*	includes power and fuel charges, repairs, royalty, cess, mining and other operating expenses.

**

includes export incentive and duty drawback amounting to ₹ 4,171 million, ₹ 4,577 million and ₹ 4,327 million ($ 57 million) for financial year ended March 31, 2018, March 31, 2019 and March 31, 2020 respectively.

***	includes rent for the year ended March 31, 2020 representing expense on short term/ low value leases.

11. Exchange gain/ (loss) recognised in the consolidated statements of profit or loss:

For the year ended March 31,	2018	2019	2020	2020
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Cost of sales	(2,817)	(3,006)	(4,268)	(56)
Administration cost (Forex on MAT credit entitlements)	(182)	(1,847)	(1,136)	(15)
Investment and other income	736	(1,351)	2,489	33
Finance and other costs	(1,565)	(2,721)	(4,789)	(64)

Total	(3,828)	(8,925)	(7,704)	(102)

12. Earnings/(Loss) per share (“EPS”)

The following reflects the income and share data used in the basic and diluted earnings per share computations:

Computation of weighted average number of shares

For the year ended March 31,	2018	2019	2020
Weighted average number of ordinary shares for basic earnings per share*	3,709,778,760	3,705,502,141	3,702,554,614
Effect of dilution:
Potential ordinary shares relating to share option awards#	7,687,551	15,947,492	21,220,860

Adjusted weighted average number of ordinary shares for diluted earnings per share#	3,717,466,311	3,721,449,633	3,702,554,614

Computation of basic and diluted earnings per share

Basic earnings/(loss) per share:

For the year ended March 31,	2018	2019	2020	2020
	(₹ in million except EPS data)	(₹ in million except EPS data)	(₹ in million except EPS data)	(US dollars in million except EPS data)
Profit/(Loss) for the year attributable to equity holders of the parent	14,080	49,775	(61,248)	(812)
Weighted average number of ordinary shares for basic earnings per share*	3,709,778,760	3,705,502,141	3,702,554,614	3,702,554,614

Earnings/(Loss) per share	3.80	13.43	(16.54)	(0.22)

Diluted earnings/(loss) per share:

For the year ended March 31,	2018	2019	2020	2020
	(₹ in million except EPS data)	(₹ in million except EPS data)	(₹ in million except EPS data)	(US dollars in million except EPS data)
Profit/(Loss) for the year attributable to equity holders of the parent	14,080	49,775	(61,248)	(812)
Adjusted weighted average number of ordinary shares for diluted earnings per share*#	3,717,466,311	3,721,449,633	3,702,554,614	3,702,554,614

Earnings/(Loss) per share#	3.79	13.38	(16.54)	(0.22)

*	After excluding the impact of treasury shares
#	Potential dilutive shares have been considered as anti dilutive for year ended March 31, 2020

13. Dividends

Each equity share holder is entitled to dividends as and when Vedanta Limited declares and pays dividends after obtaining shareholder approval / board approval in case of an interim dividend. Dividends are paid in Indian Rupees. Remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.

Distributions made and proposed

For the year ended March 31,	2018	2019	2020	2020
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Amounts recognised as distributions to equity share holders:
Equity dividend on ordinary shares:
Interim dividend for the year: (March 31, 2018: ₹ 21.20/- per share, March 31, 2019: ₹ 17.00/- and ₹ 1.85/- per share, March 31, 2020: ₹ 3.90/- per share) [a,b,c]	78,810	70,043	14,441	192
Tax on above [a,b,c]	16,054	14,370	—	—

Total	94,864	84,413	14,441	192

Preference dividend on redeemable preference shares:
Preference dividend for the year: Nil (March 31, 2018 & 2019: 7.5% p.a.) [d]	2,090	1,299	—	—
Dividend distribution tax on preference dividend	426	274	—	—

Total	2,516	1,573	—	—

a)	An interim dividend of ₹ 3.90 per share was declared during the year ended March 31, 2020. The right to interim dividend of ₹ 3.90 per share was waived by ESOP trust.
b)

Two interim dividends of ₹ 17.00 and ₹ 1.85 per share were declared during the year ended March 31, 2019. This includes interim dividend of ₹ 17.00 per share amounting to ₹ 255 million and dividend distribution tax of ₹ 52 million payable on 14,998,802 equity shares held by Vedanta Limited through ESOP trust for its stock options. The right to second interim dividend of ₹ 1.85 per share was waived by ESOP trust.

c)

An interim dividend of ₹ 21.20 per share was declared during the previous year ended March 31, 2018. This includes dividend of ₹ 196 million and dividend distribution tax of ₹ 40 million payable on 9,233,871 equity shares held by Vedanta Limited through ESOP trust for its stock options.

d)

Dividend at the rate of 7.5% p.a. on the redeemable preference shares of face value of ₹ 10/- per preference share for the period April 01, 2018 to October 27, 2018, as per their terms of issuance was declared during the year ended March 31, 2019. The same has been accounted for as interest cost and has been recorded in the Consolidated Statement of Profit or Loss. These preference shares were redeemed, along with dividend on October 26, 2018. (Refer Note 30)

If profits for a year are insufficient to declare dividends, dividends for that year may be declared and paid out from accumulated profits on the following conditions:

•	The rate of dividend declared shall not exceed the average of the rates at which dividend was declared by the company in the three years immediately preceding that year;

•

The total amount to be drawn from such accumulated profits shall not exceed one-tenth of the sum of the company’s paid-up share capital and free reserves as appearing in the latest audited financial statement;

•	The amount so drawn shall first be utilised to set off the losses incurred in the financial year in which dividend is declared before any dividend in respect of equity shares is declared; and

•	The balance of reserves after such withdrawal shall not fall below fifteen per cent of the company’s paid up share capital as appearing in the latest audited financial statement.

14. Property, plant and equipment and Exploration and evaluation assets –

	Mining property	Land and buildings	Plant and equipment	Oil and Gas Properties	Others	ROU assets	Assets under construction	Total	Exploration and evaluation assets	Total	Total
	₹ in million	₹ in million	₹ in million	₹ in million	₹ in million	₹ in million	₹ in million	₹ in million	₹ in million	₹ in million	US dollars in million
Gross Block
As at April 01, 2018	190,865	112,512	777,490	646,790	11,020	—	154,631	1,893,308	661,278	2,554,586
Additions	11,473	5,129	18,764	32,684	1,284	—	38,028	107,362	5,526	112,888
Transfers/ Reclassifications	20,729	10,914	29,661	591,826	2,613	—	(63,929)	591,814	(591,826)	(12)
Disposals/ Adjustments	(531)	(156)	(9,300)	(136)	(342)	—	(1,184)	(11,649)	—	(11,649)
Acquisition through business combination (Refer Note 4(a))	—	8,910	34,895	—	76	—	4,568	48,449	—	48,449
Unsuccessful exploration cost	—	—	—	—	—		—	—	(497)	(497)
Foreign exchange	(4,864)	(1,107)	(4,546)	34,626	(222)	—	(813)	23,074	47,984	71,058

As at March 31, 2019	217,672	136,202	846,964	1,305,790	14,429		131,301	2,652,358	122,465	2,774,823	36,806

Effects of implementing IFRS 16	—	—	(163)	—	—	5,626	—	5,463	—	5,463	72
Additions	14,915	3,667	19,983	32,968	1,487	10,212	28,899	112,131	6,887	119,018	1,579
Transfers/ ReclassificationD(10)	6,930	(590)	8,558	2,243	382	0	(16,860)	663	(2,243)	(1,580)	(21)
Disposals/ Adjustments	(1,265)	(65)	(7,578)	(132)	(334)	(2,140)	(10,054)	(21,568)	(476)	(22,044)	(292)
Acquisition through business combination (Refer Note 4(c))	—	192	143	—	—	—	—	335	—	335	4
Unsuccessful exploration cost	—	—	—	—	—	—	—	—	(27)	(27)	(0)
Foreign exchange	(4,899)	(362)	(3,660)	108,417	(231)	452	(275)	99,442	9,460	108,902	1,445

As at March 31, 2020	233,353	139,044	864,247	1,449,286	15,733	14,150	133,011	2,848,824	136,066	2,984,890	39,593

Accumulated depreciation, depletion, amortisation and impairment
As at April 01, 2018	137,771	25,534	235,949	583,423	6,849		15,186	1,004,712	501,973	1,506,685

Charge for the year	14,439	4,915	32,811	42,595	958	—	—	95,718	—	95,718
Disposals/Adjustments	—	(153)	(6,624)	(125)	(287)	—	—	(7,189)	—	(7,189)
Transfers/Reclassifications	(2)	422	(639)	443,876	207	—	—	443,864	(443,876)	(12)
Impairment (Charge/ (reversal)) A				(2,611)		—	—	(2,611)	—	(2,611)
Foreign exchange	(1,534)	(774)	(2,996)	31,998	(104)	—	430	27,020	36,408	63,428

As at March 31, 2019	150,674	29,944	258,501	1,099,156	7,623		15,616	1,561,514	94,505	1,656,019	21,966

Effects of implementing IFRS 16	—	—	(6)	—	—	6	—	—	—	—	—
Charge for the year	17,736	5,190	34,816	39,889	1,642	982	—	100,255		100,255	1,330
Disposals/Adjustments	—	(6)	(4057)	—	(251)	(166)	—	(4,480)	—	(4,480)	(59)
Transfers/Reclassification	—	—	(67)	—	67	—	—	—	—	—	—
Impairment (Charge/ (reversal))A,B,C	—	167	5,098	119,299	—	215	6,310	131,089	15,732	146,821	1,947
Foreign exchange	(1,932)	(426)	(2,405)	98,451	(132)	19	—	93,575	7,907	101,482	1,346

As at March 31, 2020	166,478	34,869	291,880	1,356,795	8,949	1,056	21,926	1,881,953	118,144	2,000,097	26,530

	Mining property	Land and buildings	Plant and equipment	Oil and Gas Properties	Others	ROU assets	Assets under construction	Total	Exploration and evaluation assets	Total	Total
	₹ in million	₹ in million	₹ in million	₹ in million	₹ in million	₹ in million	₹ in million	₹ in million	₹ in million	₹ in million	US dollars in million
Net book value / Carrying amount
As at April 01, 2018	53,094	86,978	541,541	63,367	4,171	—	139,445	888,596	159,305	1,047,901
As at March 31, 2019	66,998	106,258	588,463	206,634	6,806	—	115,685	1,090,844	27,960	1,118,804
As at March 31, 2020	66,875	104,175	572,367	92,491	6,784	13,094	111,085	966,871	17,922	984,793	13,063

Disclosure of Right of Use (ROU) Assets as per IFRS 16 “Leases”

	Land & Building*	Plant and Equipment	Total	Total
	₹ in million	₹ in million	₹ in million	US dollars in million
For the FY 2019-20
ROU asset as at April 01, 2019	5,357	263	5,620	75
Additions	3,493	6,719	10,212	135
Deductions	(1,974)	—	(1,974)	(26)
Depreciation	(771)	(211)	(982)	(13)
Impairment	(215)	—	(215)	(3)
Foreign exchange	88	345	433	6

Net book value/carrying amount as at March 31, 2020	5,978	7,116	13,094	174

*	Includes balance of Leasehold land as at March 31, 2019 of ₹ 4,313 million.

A)

During the year ended March 31, 2019 and 2020, the Group had recognized impairment reversal of ₹ 2,611 million and charge of ₹ 135,031 million ($ 1,791 million) respectively, on its assets in the oil and gas segment comprising of:

1)

Impairment charge of ₹ 127,164 million ($ 1,686 million) relating to Rajasthan oil and gas block (“RJ CGU”) triggered by the significant fall in the crude oil prices. Of this charge, ₹ 116,748 million ($ 1,548 million) impairment charge has been recorded against oil and gas producing facilities and ₹ 10,416 million ($ 138 million) impairment charge has been recorded against exploration intangible assets under development. The valuation remains dependent on price and further deterioration in long term prices may result in additional impairment.

For oil & gas assets, CGU’s identified are on the basis of a production sharing contract (PSC) level, as it is the smallest group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets.

The recoverable amount of the RJ CGU, ₹ 105,109 million ($1,394 million), was determined based on the fair value less costs of disposal approach, as it more accurately reflects the recoverable amount based on our view of the assumptions that would be used by a market participant. The same was computed using a level-3 valuation technique based on the cash flows expected to be generated by the projected oil and natural gas production profiles up to the expected dates of cessation of production sharing contract (PSC)/cessation of production from each producing field based on the current estimates of reserves and risked resources. Reserves assumptions for fair value less costs of disposal tests consider all reserves that a market participant would consider when valuing the asset, which are usually broader in scope than the reserves used in a value-in-use test. Discounted cash flow analysis used to calculate fair value less costs of disposal uses assumption for short-term oil price of $ 38 per barrel for the next one year and scales upto long-term nominal price of $ 57 per barrel three years thereafter derived from a consensus of various analyst recommendations. Thereafter, these have been escalated at a rate of 2% per annum. The cash flows are discounted using the post-tax nominal discount rate of 10.35% derived from the post-tax weighted average cost of capital after factoring the risks ascribed to the successful implementation of key growth projects. Additionally, in computing the recoverable value, the effects of market participant’s response on production sharing contract matters have also been appropriately considered. Based on the sensitivities carried out by the Group, change in crude price assumptions by $ 1/bbl and changes to discount rate by 1% would lead to a change in recoverable value by ₹ 3,370 million ($ 45 million) and ₹ 4,940 million ($ 66 million) respectively.

2)

Impairment charge of ₹ 2,551 million ($ 34 million) relating to KG-ONN-2003/1 CGU mainly due to the reduction in crude oil price forecast. The recoverable amount of the CGU, ₹ 1,496 million ($ 20 million) was also determined based on fair value less cost of disposal approach, a level-3 valuation technique in the fair value hierarchy as described in above paragraph. Discounted cash flow analysis used to calculate fair value less costs of disposal uses assumption for oil price as described in above paragraph. The cash flows are discounted using the post-tax nominal discount rate of 11.1% derived from the post tax weighted average cost of capital. The sensitivities around change in crude price and discount rate are not material to the financial statements.

3)

In exploration block KG-OSN-2009/3, the Group had represented to DGH to grant a 12-month excusable delay along with unfettered and unrestricted access to the block. Based on the said representation, the DGH granted an extension of upto December 04, 2020. However, in view of the restricted access to the block and low oil price outlook, the carrying value of ₹ 5,316 million ($ 71 million) has been impaired.

4)

During the year ended March 31, 2019, the Group has recognized net impairment reversal of ₹ 2,611 million in respect of Oil & Gas Block KG-ONN-2003/1 (CGU) on booking of commercial reserves and subsequent commencement of commercial production. The impairment reversal has been recorded against Oil & Gas producing facilities. The recoverable amount of the Group’s share in KG-ONN-2003/1 (CGU) was determined to be ₹ 2,075 million ($ 30 million). The recoverable amount of the KG-ONN-2003/1 CGU was determined based on the fair value less costs of disposal approach, a level- 3 valuation technique in the fair value hierarchy, as it more accurately reflects the recoverable amount based on our view of the assumptions that would be used by a market participant. This is based on the cash flows expected to be generated by the projected oil and natural gas production profiles up to the expected dates of cessation of production sharing contract (PSC)/cessation of production from each producing field based on the current estimates of reserves and risked resources. Reserves assumptions for fair value less costs of disposal tests consider all reserves that a market participant would consider when valuing the asset, which are usually broader in scope than the reserves used in a value-in-use test. Discounted cash flow analysis used to calculate fair value less costs of disposal uses assumption for short-term oil price of US $ 62 per barrel for the year ended March 31, 2019 and scales up to long-term nominal price of US $ 65 per barrel by year ended March 31, 2022 derived from a consensus of various analyst recommendations. Thereafter, these have been escalated at a rate of 2.5% per annum. The cash flows are discounted using the post-tax nominal discount rate of 11.8% derived from the post-tax weighted average cost of capital. The sensitivities around change in crude price and discount rate are not material to the financial statements.

B)

During the year ended March 31, 2020, the Group has recognized impairment charge of ₹ 5,098 million ($ 67 million) on the assets of AvanStrate Inc (ASI) mainly due to the significant changes in the market and economic environment in which ASI operates leading to decrease in demand and profitability in the glass substrate business. The charge relates to ASI business in Japan, Taiwan and Korea classified in the ‘others’ segment. Given the significant interdependence of these entities on each other, these are considered as a single cash-generating unit.

The net recoverable value of assets and liabilities has been assessed at ₹ 15,360 million ($ 204 million) based on the value in use approach. Based on the sensitivities carried out by the Group, decrease in volume assumptions by 1% would lead to decrease in recoverable value by ₹ 170 million ($ 2 million) and increase in discount rate by 1% would lead to a decrease in recoverable value by ₹ 480 million ($ 6 million).

C)	Refer note 3(c)(I)(vii) relating to assets at copper plant where operations are suspended.

D)	Footnotes:

1.	Plant and equipment include refineries, smelters, power plants, aircrafts, ships, river fleets, railway sidings and related facilities.

2.	During the year ended March 31, 2018, 2019 and 2020, interest capitalised was ₹ 3,484 million, ₹ 8,345 million and ₹ 10,169 million ($ 135 million) respectively.

3.	Certain property, plant and equipment are pledged as collateral against borrowings, the details related to which have been described in Note 22 on “Borrowings”.

4.

Land includes 40 quarters at Bidhan Bagh Unit and 300.88 acres of land at Korba and Bidhan Bagh which have been occupied without authorisation for which Group is evaluating evacuation options and the Group has filed the civil suits for the same.

5.

The land transferred to BALCO by National Thermal Power Corporation Ltd. (NTPC) vide agreement dated June 20, 2002 comprising of 171.44 acres land for BALCO’s 270 MW captive power plant and it’s allied facilities and 34.74 acres land for staff quarters of the said captive power plant is yet to be registered in favour of BALCO due to non availability of title deeds from NTPC. The arbitration is pending between Balco and NTPC (presently in appeal before Delhi High Court), in which transfer of title deeds is also sub-judice and is posted for hearing on September 21, 2020.

6.

The Division Bench of the Hon’ble High Court of Chhattisgarh has vide its order dated February 25, 2010, upheld that BALCO is in legal possession of 1,804.67 acres of Government land. Subsequent to the said order, the State Government has decided to issue the lease deed in favour of BALCO after the issue of forest land is decided by the Hon’ble Supreme Court. In the proceedings before the Hon’ble Supreme Court, pursuant to public interest litigations filed, it has been alleged that land in possession of BALCO is being used in contravention of the Forest Conservation Act, 1980 even though the said land has been in its possession prior to the promulgation of the Forest Conservation Act, 1980 on which its Aluminium complex, allied facilities and township were constructed between 1971-76. The Central Empowered Committee of the Supreme Court has already recommended ex-post facto diversion of the forest land in possession of BALCO. BALCO has also filed two IA before the Supreme Court, 1st challenging the order of the Tehsildar Korba whereby he rejected BALCO applications for eviction of illegal encroachers on BALCO land on the ground that land matter is subjudice before the Supreme Court and the other application whereby BALCO has challenged the state government’s action for allotment of land to illegal encroachers under the Rajiv Ashray Yojna. The matter is to be listed in due course.

7.

Property, plant and Equipment and exploration and evaluation assets net block includes share of jointly owned assets with the joint venture partners of ₹ 230,411 million and ₹ 116,331 million ($ 1,543 million) as at March 31, 2019 and 2020 respectively. Consequent to Rajasthan PSC extension as detailed in note 3(c)(I)(viii), in the previous year the Group has recomputed its reserves till 2030 and has reclassified exploration costs of ₹ 148,432 million ($ 2,146 million) to property, plant and equipment.

8.	Oil and Gas Properties includes development assets under construction of carrying value of ₹ 104,933 million and ₹ 48,477 million ($ 643 million) as at March 31, 2019 and 2020 respectively.

9.	Title deeds of land of 264 acres relating to Electrosteel Steels Limited are not available with the Group. The Group is in the process of having the same regularised.

10.

A parcel of land aggregating to ₹ 1,201 million ($ 16 million) relating to Iron Ore business has been reclassified during the year, due to existing litigation, to Financial Assets and later impaired. ₹ 379 million ($ 5 million) transferred to intangible assets from “Asset under construction”.

11.

TSPL’s assets consisting of land (including ROU land), building and plant and machinery having net carrying values as at March 31, 2019 and 2020 of ₹ 3,906 million and ₹ 3,975 million ($ 53 million), ₹ 2,047 millions and ₹ 1,945 million ($ 26 million) and ₹ 92,895 million and ₹ 88,619 million ($ 1,175 million) respectively have been given on operating lease (refer note 3(c)(II)(iii)).

12.	Reconciliation of depreciation, depletion and amortization expense:

	Year ended March 31,
	2018	2019	2020	Total
	₹ in million	₹ in million	₹ in million	US dollars in million
Depreciation, depletion and amortization expense on
Property, plant and equipment	74,588	95,718	100,255	1,330
Intangible assets	571	812	821	11
As per property, plant and equipment and intangibles schedule	75,159	96,530	101,076	1,341
Less: Depreciation capitalized	(10)	(100)	—	—
Less: Cost allocated to joint ventures	(270)	(284)	(586)	(8)

Charged to consolidated statement of profit or loss	74,879	96,146	100,490	1,333

15. Intangible assets

	Port Concession Rights [1]	Software License	Others	Total	Total
	₹ in million	₹ in million	₹ in million	₹ in million	US dollars in million
Gross Block
As at April 01, 2018	5,964	3,014	2,922	11,900
Additions	32	147	—	179
Transfers from Property, Plant and Equipment	—	12	—	12
Disposals/Adjustments	(34)	(58)	—	(92)
Foreign exchange difference	—	99	35	134

As at March 31, 2019	5,962	3,214	2,957	12,133	161

Additions	58	202	55	315	4
Transfers from Property, Plant and Equipment	—	13	366	379	5
Disposals/Adjustments	(7)	—	—	(7)	(0)
Foreign exchange difference	0	150	239	389	5

As at March 31, 2020	6,013	3,579	3,617	13,209	175

	Port Concession Rights	Software License	Others	Total	Total
	₹ in million	₹ in million	₹ in million	₹ in million	US dollars in million
Accumulated depreciation, depletion, amortisation and impairment
As at April 01, 2018	1,133	2,302	162	3,597
Charge for the year	226	333	253	812
Transfers from Property, Plant and Equipment		12		12
Disposals/Adjustments	(7)	(66)	—	(73)
Foreign exchange difference	—	74	(1)	73

As at March 31, 2019	1,352	2,655	414	4,421	59

Charge for the year	228	306	287	821	11
Transfers from Property, Plant and Equipment	—	—	—	—	—
Disposals/Adjustments	(2)	—	—	(2)	(0)
Foreign exchange difference	0	135	44	179	2

As at March 31, 2020	1,578	3,096	745	5,419	72
Net book value / Carrying amount
As at April 01, 2018	4,831	712	2,760	8,303
As at March 31, 2019	4,610	559	2,543	7,712
As at March 31, 2020	4,435	483	2,872	7,790	103

(1)	Vizag General Cargo Berth Private Limited (VGCB), a special purpose vehicle and wholly owned by the Company, was incorporated for the coal berth mechanization and upgradation at Visakhapatnam port.

The project was to be carried out on a design, build, finance, operate and transfer basis and the concession agreement between Visakhapatnam Port and VGCB was signed in 2010. Visakhapatnam Port has provided, in lieu of Royalty, an exclusive license to VGCB for designing, engineering, financing, constructing, equipping, operating, maintaining, and transferring the project/project facilities and services. The concession period is 30 years from the date of the award of the concession. The capacity of upgraded berth is 10.18 mmtpa and that the Vishakhapatnam Port is entitled to receive 38.10% share of the gross revenue as royalty. VGCB is entitled to recover a tariff from the user(s) of the project facilities and services as per Tariff Authority for Major Project (TAMP) notification. The changes in tariff rates are linked to the variation in Wholesale Price Index (WPI) and would accordingly be adjusted as specified in the concession agreement every year. The ownership of all infrastructure assets, buildings, structures, berths, wharfs, equipment and other immovable and movable assets constructed, installed, located, created or provided by VGCB at the project site and/or in the port’s assets pursuant to concession agreement would be with VGCB until expiry of this concession agreement. The cost of any repair, replacement or restoration of the project facilities and services shall be borne by VGCB during the concession period. VGCB has to transfer all its rights, titles and interest in the project facilities and services free of cost to Visakhapatnam Port at the end of the concession period. The project is in commercial operations since 2013.

16. Financial asset investments

Financial asset investments represent investments classified and accounted for at fair value through profit or loss or through other comprehensive income (Refer Note 25)

Movements for the year ended March 31,	2019	2020	2020
	(₹ in million)	(₹ in million)	(US dollars in million)
As at April 01,	1,595	48,865	648
Purchase/(Sale) of structured investment (Refer Note 35)	38,124	(44,847)	(595)
Changes in fair value (including on investments purchased/sold during the year)	9,960	(4,362)	(58)
Investment in bonds*	—	500	7
Exchange difference	(814)	755	10

As at March 31,	48,865	911	12

* Reclassified during the year from short-term investments

Financial asset investment represents quoted investments in equity shares and other investments that present the Group with an opportunity for returns through dividend income and gains in value. These securities are held at fair value. These are classified as non-current as at March 31, 2019 and March 31, 2020.

17. Trade and other receivables and Other non-current assets

	As at March 31,
	2019 Non- current	2019 Current	2019 Total	2020 Non- current	2020 Current	2020 Total	2020 Non- current	2020 Current	2020 Total
	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)	(US dollars in million)	(US dollars in million)
Financial
Bank Deposits[1]	221	—	221	338	—	338	4	—	4
Site restoration assets[2]	5,457	—	5,457	6,199	—	6,199	82	—	82
Trade receivables[3],7	36,876	39,824	76,700	31,111	26,936	58,047	413	357	770
Others[5]	5,354	2,669	8,023	11,694	9,279	20,973	155	123	278
Loans to related parties	51	737	788	42	793	835	1	10	11
Receivables from related parties	—	578	578	—	1,180	1,180	—	16	16
Advance recoverable (oil and gas business)	—	21,662	21,662	—	13,710	13,710	—	182	182

Total—Financial (A)	47,959	65,470	113,429	49,384	51,898	101,282	655	688	1,343

Non Financial
Balance with Government Authorities	5,209	6,096	11,305	5,526	9,765	15,291	73	130	203
Advance for supplies	—	14,792	14,792	—	14,005	14,005	—	186	186
Advance for supplies to related party	—	5,576	5,576	—	208	208	—	3	3
Others[4,6]	11,331	8,100	19,431	15,448	7,401	22,849	205	98	303

Total—Non Financial (B)	16,540	34,564	51,104	20,974	31,379	52,353	278	417	695

Total (A+B)	64,499	100,034	164,533	70,358	83,277	153,635	933	1,105	2,038

1.	includes ₹ 202 million and ₹ 245 million ($ 3 million) under lien with banks and ₹ 14 million and ₹ 50 million ($ 1 million) held as margin money as at March 31, 2019 and March 31, 2020 respectively.
2.

includes deposit in Site Restoration Fund of ₹ 4,776 million and ₹ 6,199 million ($ 82 million) and investment in a rehabilition trust of ₹ 681 million and ₹ Nil ($ Nil) as at March 31, 2019 and March 31, 2020, respectively.

3.

In July 2017, the Appellate Tribunal for Electricity (APTEL) dismissed the appeal filed by one of the Group’s subsidiaries, Talwandi Sabo Power Limited (TSPL) with respect to the interpretation of how the calorific value of coal and costs associated with it should be determined. However, APTEL had allowed payment of shunting and unloading charges. TSPL filed an appeal before the Honourable Supreme Court (SC), which by an order dated March 07, 2018 has decided the matter in favour of TSPL. Punjab State Power Corporation Limited (PSPCL) has not paid the due amount as per the direction of the Supreme court. Therefore, TSPL filed its contempt petition before the SC. On August 07, 2019, SC has passed order in the contempt petition in favour of TSPL and ordered PSPCL to pay the due amount in 8 weeks. PSPCL has paid ₹ 10,021 million ($ 133 million) during the current financial year. PSPCL has filed an application in Supreme Court on October 10, 2019 seeking direction to designate an appropriate authority for arriving at the final amount as per its order. On November 25, 2019 the application has been dismissed and SC directed PSPCL to pay the remaining amount within 12 weeks. (i.e. February 17, 2020) On February 13, PSPCL has filed a miscellaneous application seeking additional time for compliance of order dated November 25, 2019. TSPL has also filed a second contempt petition on November 13, 2019 in Supreme Court regarding the remaining amount receivable from PSCPL. PSPCL has filed counter affidavit in reply to the second contempt petition. TSPL has filed rejoinder to the counter affidavit on February 24, 2020 and the next date of hearing is yet to be announced. The outstanding dues including interest receivable in relation to this dispute is ₹ 11,354 million and ₹ 3,871 million ($ 51 million) as at March 31, 2019 and March 31, 2020 respectively.

In another matter relating to assessment of whether there has been a change in law following the execution of the Power Purchase Agreement, the Appellate Tribunal for Electricity has dismissed the appeal in July 2017 filed by TSPL. TSPL filed an appeal before the Honourable Supreme Court to seek relief which is yet to be listed. The outstanding trade receivables in relation to this dispute and other matters is ₹ 10,646 million and ₹ 12,978 million ($ 172 million) as at March 31, 2019 and March 31, 2020 respectively. The Group, based on external legal opinion and its own assessment of the merits of the case, remains confident that it is highly probable that the Supreme court will uphold TSPL’s appeal and has thus continued to treat these balances as recoverable.

Additionally, at Vedanta Limited there were certain disputes with Grid Corporation of Odisha (GRIDCO) relating to computation of tariffs and differential revenues recognised with respect to tariffs pending finalisation by the Odisha State Regulatory Commission (OERC). During the previous year the said disputes were settled. However, GRIDCO has raised certain claims on the Company in respect of short supply of power for which a provision of ₹ 2,180 million has been made. A Minutes of Meeting (MOM) has been signed with GRIDCO and subsequently Vedanta Limited has received payment of ₹ 550 million in March 2019. Based on short supply debit note raised by GRIDCO and adjudication on power tariff computation disputes by APTEL, GRIDCO has withheld ₹ 12,480 million, which the Company is confident of recovering. On June 22, 2020, OERC has pronounced the order on short supply compensation calculation methodology which is largely in favour of Vedanta Limited. As per the order, both parties have to reconcile and settle the matter in two months from the date of the order. Based on the said order the Company is confident that there is no requirement of any further provisioning.

4.	Includes claim receivables, advance recoverable (oil and gas business), prepaid expenses, export incentive receivables and receivables from KCM.
5.

Includes claims receivables, advance recoverable (oil and gas business) and others. It also includes advance profit petroleum of ₹ 2,976 million and ₹ 3,219 ($ 43 million) as at March 31, 2019 and March 31, 2020 respectively (Refer Note 37).

6.

As at March 31, 2020, the Company and its subsidiaries have an outstanding receivable equivalent to ₹ 4,374 million ($ 58 million) (net of provision of ₹ 2,070 million ($ 27 million) from Konkola Copper Mines Plc (KCM), predominantly regarding monies advanced against future purchase of copper cathode/anode.

A provisional liquidator was appointed to manage KCM’s affairs on May 21, 2019, after ZCCM Investments Holdings Plc (ZCCM-IH), an entity majorly owned by the Government of Zambia and a 20.6% shareholder in KCM, filed a winding up petition against KCM. KCM’s majority shareholder, Vedanta Resources Holdings Limited (VRHL), and its parent company, Vedanta Resources Limited (VRL), are contesting the winding up petition in the Zambian courts. The appeal was listed for hearing on March 25, 2020 but has been adjourned due to Covid-19 pandemic. In the meantime, the winding up petition continues to be stayed, pending the decision on VRHL’s application regarding arbitration.

VRHL and VRL had also commenced arbitration proceedings against ZCCM-IH with seat in Johannesburg consistent with their position that arbitration is the agreed dispute resolution process. Hearing is expected in January 2021. Meanwhile, KCM has not been supplying goods to the Company and/or its subsidiaries, which it was supposed to as per the terms of the advance.

The Group has recognised provision of ₹ 2,070 million ($ 27 million) during the current year and based on its assessment considering the actions taken by VRL and VRHL, believes that there is a high probability of success and has thus continued to treat balance receivables as recoverable.

7.	The total trade receivables as at April 01, 2018 were ₹ 53,136 Crore (net of provision for expected credit loss).

18. Inventories

Inventories consist of the following:

	As at March 31,
	2019	2020	2020
	(₹ in million)	(₹ in million)	(US dollars in million)
Raw materials and consumables	92,327	67,432	895
Work-in-progress	25,362	33,267	441
Finished goods	15,017	12,663	168

	132,706	113,362	1,504

Inventory held at net realizable value amounted to ₹ 37,600 million and ₹ 23,576 million ($ 313 million) as at March 31, 2019 and March 31, 2020, respectively. The write down on this inventory amounted to ₹ 1,564 million and ₹ 1,176 million ($ 16 million) for the year ended March 31, 2019 and March 31, 2020, respectively and this has been charged to the consolidated statements of profit or loss.

19. Short-term investments

Short-term investments consist of the following:

	As at March 31,
	2019	2020	2020
	(₹ in million)	(₹ in million)	(US dollars in million)
Bank deposits[1]	10,368	80,633	1,070
Other investments[2]	281,744	246,577	3,270

	292,112	327,210	4,340

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

1.

Includes ₹ 5,910 million and ₹ 2,562 million ($ 34 million) as at March 31, 2019 and March 31, 2020 respectively on lien with banks, ₹ 601 million and ₹ 571 million ($ 8 million) deposit held as collateral in respect of closure cost and future redundancy payments payable to employees of Vedanta Lisheen Holdings Limited (VLHL) on termination of their employment on or before the mine closure, ₹ 1,336 million and ₹ 1,385 million ($ 18 million) held as margin money and ₹ 1,273 million and ₹ Nil ($ Nil) maintained as debt service reserve account as at March 31, 2019 and March 31, 2020 respectively.

2.	Includes ₹ 3,288 million and ₹ 1,013 million ($ 13 million) invested in related parties as at March 31, 2019 and March 31, 2020 respectively.

20. Restricted cash and cash equivalents

Restricted cash and cash equivalents consist of the following:

	As at March 31,
	2019	2020	2020
	(₹ in million)	(₹ in million)	(US dollars in million)
Cash at banks[1]	1,040	960	13

	1,040	960	13

1

Cash at banks is restricted in use as it relates to unclaimed dividends of ₹ 960 million and ₹ 941 million ($ 13 million) as at March 31, 2019 and March 31, 2020 respectively. It also includes earmarked escrow amount of ₹ 80 million and ₹ 19 million ($ 0 million) as at March 31, 2019 and March 31, 2020 respectively, out of which ₹ 19 million and ₹ 19 million ($ 0 million) relates to unclaimed redeemable preference shares as at March 31, 2019 and March 31, 2020 respectively.

21. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As at March 31,
	2019	2020	2020
	(₹ in million)	(₹ in million)	(US dollars in million)
Cash at banks and in hand	42,371	23,922	317
Short-term deposits*	29,920	26,676	354

	72,291	50,598	671

*Short-term deposits are made for periods of between one day and three months, depending on the immediate cash requirements of the respective companies, and earn interest at the respective short-term deposit rates.

22. Borrowings

Current borrowings consist of:

	As at March 31,
	2019	2020	2020
	(₹ in million)	(₹ in million)	(US dollars in million)
Banks and financial institutions	229,820	112,710	1,495
Current maturities of long-term borrowings	85,233	99,521	1,320

Current borrowings (A)	315,053	212,231	2,815

Non-current borrowings consist of:

	As at March 31,
	2019	2020	2020
	(₹ in million)	(₹ in million)	(US dollars in million)
Banks and financial institutions	284,404	294,233	3,903
Non-convertible debentures	140,719	163,874	2,174
Redeemable preference shares	19	19	0
Non-convertible bonds	1,263	1,462	19
Others	6,037	7,177	95

Non-current borrowings	432,442	466,765	6,191
Less: Current maturities of long-term borrowings	(85,233)	(99,521)	(1,320)

Non-current borrowings, net of current maturities (B)	347,209	367,244	4,871

The Group has discounted trade receivables on recourse basis ₹ 13,567 million and ₹ 297 million ($ 4 million) as at March 31, 2019 and March 31, 2020 respectively. Accordingly, the monies received on this account are shown as borrowings as the trade receivables do not meet de-recognition criteria.

In the event Vedanta Resources Limited ceases to be our majority shareholder, we will be required to immediately repay some of our outstanding long-term debt.

The Group facilities are subject to certain financial and non- financial covenants. The primary covenants which must be complied with include interest service coverage ratio, current ratio, debt service coverage ratio, total outside liabilities to tangible net worth, fixed assets coverage ratio, ratio of total term liabilities to tangible net worth, debt to EBITDA ratio and return on fixed assets. The Group has complied with the covenants as per the terms of the loan agreement.

Details of Non-convertible debentures issued by the Group have been provided below (carrying value)-

	As at March 31,
	2019	2020	2020
	(₹ in million)	(₹ in million)	(US dollars in million)
9.20% due February 2030	—	20,000	265
9.20% due December 2022	—	7,480	99
8.75% due June 2022	—	12,682	168
8.90% due December 2021	—	8,978	119
8.75% due September 2021	2,500	2,500	33
9.18% due July 2021	10,000	10,000	133
9.27% due July 2021	9,995	9,995	133
8.50% due June 2021	16,492	16,496	219
8.75% due April 2021	2,500	2,500	33
8.50% due April 2021	23,488	23,493	312
8.55% due April 2021	10,000	10,000	133
9.00% due November 2020*	2,000	1,500	20
8.25% due September 2020	4,250	4,250	56
7.85% due August 2020	5,000	5,000	66
9.45% due August 2020	20,000	20,000	265
7.90% due July 2020	2,996	3,000	40
8.70% due April 2020	6,000	6,000	80
7.80% due December 2020***	5,000	—	—
8.00% due June 2020**	1,998	—	—
7.95% due April 2020**	3,000	—	—
7.50% due November 2019	2,000	—	—
8.20% due November 2019	3,000	—	—
8.25% due October 2019	3,000	—	—
7.75% due September 2019	2,500	—	—
8.65% due September 2019	1,500	—	—
7.60% due May 2019	3,500	—	—

Total	140,719	163,874	2,174

*	The debenture holders of these NCDs and the Company have put and call option at the end of 1 year from the respective date of the allotment of the NCDs
**	Put option was excercised by the NCD holders, basis which NCDs became due for repayment.
***	Repaid during the year.

Security Details

The Group has taken borrowings in various countries towards funding of its acquisitions, capital expenditure and working capital requirements. The borrowings comprise of funding arrangements from various banks and financial institutions taken by the parent and subsidiaries.

	As at March 31,
	2019	2020	2020
	(₹ in million)	(₹ in million)	(US dollars in million)
Secured borrowings	445,055	480,476	6,373
Unsecured borrowings	217,207	98,999	1,313

Total borrowings	662,262	579,475	7,686

The details of security provided by the Group in various countries, to various banks on the assets of Parent and subsidiaries are as follows:

		As at March 31,
		2019	2020	2020
		(₹ in million)	(₹ in million)	(US dollars in million)
Working capital loans (grouped under banks and financial institutions)	First pari passu charge on all rights, title, claim and benefit in all the whole of the current assets of Vedanta Limited, both present and future, including stock and raw material, stock in process, semi finished and finished goods, stores and spares not relating to plant and machinery (consumable stores and spares)	—	12	0
	First pari passu charge on current assets of Vedanta Limited	—	34	0
	Secured by hypothecation of inventory of Vedanta Limited including other movables like book debts and bills outstanding	—	105	1
	Secured by receivables on sale of crude oil of Vedanta Limited	—	108	1
	Secured by hypothecation of stock of raw materials, work-in-progress, semi-finished, finished products, consumable stores and spares, bills receivables, book debts and all other movables, both present and future in BALCO. The charges rank pari passu among banks under the multiple banking arrangements, for fund based facilities	1,240	3,515	47
	Secured by a first pari passu charge on all present and future inventories, book debts and all other current assets of TSPL	2,800	2,478	33
	Other secured working capital loans	11,170	—	—

		As at March 31,
		2019	2020	2020
		(₹ in million)	(₹ in million)	(US dollars in million)
External commercial borrowings (grouped under banks and financial institutions)	The facility is secured by first pari passu charge on all movable property, plant and equipments related to power plants and aluminium smelters of BALCO located at Korba both present and future along with secured lenders	3,089	3,351	44
	The facility is secured by first pari passu charge on all movable project assets related to 1200 MW power project and 3.25 LTPA smelter project both present and future along with secured lenders at BALCO	3,440	2,762	37

Non-convertible Debentures	First pari passu charge over the immovable property (excluding leasehold land and coal block assets) of BALCO. First pari passu charge on the hypothecated assets (excluding current assets) of BALCO	4,997	3,000	40
	Secured by way of first pari passu charge on the specific movable and/or immovable Fixed Assets of VGCB, as may be identified and notified by the Issuer to the Security Trustee from time to time, with minimum asset coverage of 1 time of the aggregate face value of Bonds outstanding at any point of time	4,250	4,250	56
	Secured by the whole of the movable fixed assets of (i) Alumina Refinery having output of 1 MTPA along with co-generation captive power plant with an aggregate capacity of 90 MW at Lanjigarh, Odisha and (ii) Aluminium Smelter having output of 1.6 MTPA along with 1215 (9*135) MW CPP at Jharsuguda, Odisha	—	49,139	652
	Secured by way of “movable fixed assets” in relation to the 1.6 MTPA Aluminium Smelter alongwith 1215 MW (135MW * 9) captive power plant located in Jharsuguda and 1 MTPA Alumina Refinery alongwith 90 MW Co-generation power plant located at Lanjigarh in Odisha State and shall include all present movable plant and machinery, machinery spares, tools and accessories, fixtures, mechanical and electrical equipments, machinery and all other movable fixed assets and all estate, right, title, interest, property, claims and demands whatsoever in relation to assets	20,000	20,000	265
	Secured by a first pari passu charge on the whole of the present and future of the movable fixed assets of 2400 MW (600 MW*4) Power Plant of Vedanta Limited at Jharsuguda location	39,980	39,988	531

		As at March 31,
		2019	2020	2020
		(₹ in million)	(₹ in million)	(US dollars in million)
	Secured by way of first ranking pari passu charge on movable fixed assets in relation to the Lanjigarh Refinery Expansion Project (having capacity beyond 2 MTPA and upto 6 MTPA) situated at Lanjigarh, Odisha. The Lanjigarh Refinery Expansion Project shall specifically exclude the 1 MTPA alumina refinery of Vedanta Limited along with 90 MW power plant in Lanjigarh and all its related capacity expansions	12,500	11,000	146
	Secured by way of first pari passu charge on all present and future of the movable fixed assets of 2400 MW (600 MW*4) Power Plant of Vedanta Limited at Jharsuguda location, as may be identified and notified by the Issuer to the Security Trustee from time to time, with minimum asset coverage of 1 time of the aggregate face value of debentures outstanding at any point of time	10,000	10,000	133
	Secured by first pari passu charge on movable and/or immovable fixed assets of TSPL with a minimum asset cover of 1 time during the tenure of NCD	32,492	26,497	351
	Other secured non-convertible debentures	16,500	—	—

Term Loans (grouped under banks and financial institutions)	Secured by first pari passu charge on fixed assets of TSPL both present and future	36,230	31,903	423
	First pari passu charge by way of hypothecation/ equitable mortgage on the movable/ immovable assets of the Aluminium division comprising of alumina refinery having output of 1 MTPA along with co-generation captive power plant with an aggregate capacity of 90 MW at Lanjigarh, Odisha; aluminium smelter having output of 1.6 MTPA along with 1215 (9x135) MW CPP at Jharsuguda , Odisha, both present and future	51,019	33,842	449

Secured by a pari passu charge by way of hypothecation of all the movable fixed assets of Vedanta Limited pertaining to its Aluminium division project consisting of (i) alumina refinery having output of 1 MTPA (Refinery) along with co-generation captive power plant with aggregate capacity of 90 MW at Lanjigarh, Odisha (Power Plant); and (ii) aluminium smelter having output of 1.6 MTPA along with 1215 (9x135) MW CPP at Jharsuguda, Odisha (Smelter) (the Refinery, Power Plant and Smelter). Also, a first pari passu charge by way of equitable mortgage on the land pertaining to the mentioned project of aluminium division

		35,508	28,851	383

	As at March 31,
	2019	2020	2020
	(₹ in million)	(₹ in million)	(US dollars in million)
Secured by a pari passu charge by way of hypothecation on the movable fixed assets of the Lanjigarh Refinery Expansion Project including 210 MW Power Project. Lanjigarh Refinery Expansion Project shall specifically exclude 1 MTPA alumina refinery of the Company along with 90 MW power plant in Lanjigarh and all its related expansions	4,820	4,582	61
Secured by a pari-passu charge by way of hypothecation on the movable fixed assets of Vedanta Limited pertaining to its Aluminium division comprising of 1 MTPA alumina refinery plant with 90 MW captive power plant at Lanjigarh, Odisha and 1.6 MTPA aluminium smelter plant with 1215 MW captive power plant at Jharsuguda, Odisha	17,344	13,785	183
First pari passu charge by way of hypothecation/ equitable mortgage on the movable/ immovable assets of the Aluminium division of Vedanta Limited comprising of alumina refinery having output of 1 MTPA along with co-generation captive power plant with an aggregate capacity of 90 MW at Lanjigarh, Odisha; aluminium smelter having output of 1.6 MTPA along with 1215 (9x135) MW CPP at Jharsuguda , Odisha and additional charge on Lanjigarh Expansion project, both present and future	11,839	11,370	151
Secured by a pari passu charge by way of hypothecation/equitable mortgage of the movable/immovable fixed assets of Vedanta Limited pertaining to its Aluminium division comprising of 1 MTPA alumina refinery plant with 90 MW captive power plant at Lanjigarh, Odisha and 1.6 MTPA aluminium smelter plant with 1215 MW captive power plant at Jharsuguda, Odisha	29,844	29,849	396
Secured by charge on Cairn Energy Hydrocarbons Limited’s (CEHL) all banks accounts, cash & investments, all receivables and current assets (but excluding any shares issued to CEHL by its subsidaries, all of its right, title and interest in and to Production Sharing Contract and all of its fixed assets of any nature)	26,240	36,919	490
Pledge of 49% of shares & other securities and rights to any claims held by THL Zinc Limited in and against BMM	4,150	4,044	54
The facility is secured by first pari passu charge on all movable property, plant and equipments related to power plants and aluminium smelters of BALCO located at Korba both present and future along with secured lenders	2,059	2,235	30
Secured by first pari passu charge on all present and future movable fixed assets including but not limited to plant & machinery, spares, tools and accessories of BALCO (excluding coal block assets ) by way of a deed of hypothecation	9,685	16,150	214
Secured by first pari passu charge on all present and future movable fixed assets including but not limited to plant & machinery, spares, tools and accessories of BALCO by way of a deed of hypothecation	—	12,925	171

		As at March 31,
		2019	2020	2020
		(₹ in million)	(₹ in million)	(US dollars in million)
	First ranking pari passu charge by way of hypothecation/mortgage on all fixed/ immovable assets of Electrosteel Steels Limited but excluding any current assets or pledge over any shares	33,749	33,725	447
	Secured by pari passu charge on the whole of the movable fixed assets of 1.6 MTPA Aluminium smelter including 1215 MW power plant of Vedanta Limited situated at Jharsuguda and movable fixed assets of 1 MTPA Alumina refinery including 90 MW thermal power plant (operating capacity) situated at Lanjigarh, including movable plant and machinery, machinery spares, tools and accessories, condensers, generators, cooling systems, pumps, tanks, transformers and all other equipment’s, furniture, fittings, fixtures, vehicles and all other movable fixed assets both present and future	—	5,000	66

Secured by first pari passu charge by way of hypothecation over all the movable assets (save and except Current Assets) of Vedanta Limited, present or future, pertaining to Lanjigarh refinery expansion project beyond 1.7 MTPA to 6.0 MTPA located at Lanjigarh Odisha including but not limited to plant and machinery, machinery spares, tools and accessories in relation to aforementioned expansion project. Among others, the Lanjigarh Refinery Expansion Project shall specifically exclude the alumina refinery upto 1.7 MTPA of the company along with 90 MW power plant in Lanjigarh and all its related expansions

		—	7,360	98
	Secured by charge on investment of Vedanta Limited in INR bonds	—	10,414	138
	Secured by first pari passu charge by way of whole of the movable fixed assets of (i) Alumina Refinery having output of 1 MTPA along with co-generation captive power plant with an aggregate capacity of 90MW at Lanjigarh, Odisha and (ii) Aluminium Smelter having output of 1.6 MTPA along with 1215 (9*135) MW CPP at Jharsuguda, Odisha	—	14,874	197
	Other secured term loans	14,790	—	—

Others	Secured by Fixed asset (rare metals) of AvanStrate	5,160	5,657	75
	First charge by way of hypothecation on the entire stocks of raw materials, semi-finished and finished goods, consumable stores and spares and such other movables including book-debts, bills whether documentary or clean, outstanding monies, receivables and all other current assets of Vedanta Limited, both present and future, ranking pari passu with other participating banks	—	752	10

Project buyer’credit from banks (grouped under banks and financial institutions)	Other secured project buyers’ credit	160	—	—

	Total	445,055	480,476	6,373

Movement in borrowings during the year is provided below:

	Short term borrowings	Long term borrowings*	Total	Total
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
As at April 01, 2018	219,512	362,076	581,588
Cash flow	6,251	69,456	75,707
Borrowings on acquisition through business combination	67	—	67
Other non-cash changes**	433	1,686	2,119
Foreign currency translation differences	3,557	(776)	2,781

As at April 01, 2019	229,820	432,442	662,262	8,784

Cash flow	(118,151)	28,297	(89,854)	(1,192)
Other non-cash changes**	570	3,260	3,830	51
Foreign currency translation differences	471	2,766	3,237	43

As at March 31, 2020	112,710	466,765	579,475	7,686

*	including current maturities of long-term borrowings

**	Other non-cash changes comprises of amortisation of borrowing costs, foreign exchange difference on borrowings.

23. Acceptances

Acceptances consist of:

	As at March 31,
	2019	2020	2020
	(₹ in million)	(₹ in million)	(US dollars in million)
Payable under trade financing arrangements	81,157	101,851	1,351

	81,157	101,851	1,351

Acceptances are interest-bearing liabilities and are normally settled within a period of twelve months. These represent arrangements whereby operational suppliers are paid by financial institutions, with the Group recognising the liability for settlement with the institutions at a later date. These acceptances carry an interest ranging from 2.5% - 4% p.a. for facilities availed in foreign currency from offshore branches of Indian banks or foreign banks and 8% - 9% for facilities availed in rupee from domestic banks and are secured by a first pari-passu charge over the present and future current assets of the Group.

24. Trade and other payables and Other non-current liabilities

	As at March 31,
	2019 Non-Current	2019 Current	2019 Total	2020 Non-current	2020 Current	2020 Total	2020 Non- Current	2020 Current	2020 Total
	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)	(US dollars in million)	(US dollars in million)
Financial
Unclaimed/unpaid dividend	—	960	960	—	941	941	—	12	12
Trade payables	599	92,135	92,734	—	79,064	79,064	—	1,048	1,048
Amount due to related party	—	1,207	1,207	—	1,772	1,772	—	23	23
Liabilities for capital expenditure	519	60,110	60,629	8,107	59,112	67,219	108	784	892
Profit petroleum payable	—	10,251	10,251	—	6,891	6,891	—	91	91
Security deposit and retentions	114	1,620	1,734	—	2,015	2,015	—	27	27
Other liabilities	2,572	53,324	55,896	2,419	43,695	46,114	32	580	612
Liability for Structured investments (Refer Note 35)	9,935	10,764	20,699	—	—	—	—	—	—
Put option liability with non-controlling interests[1]	1,953	—	1,953	2,472	—	2,472	33	—	33
Lease liability[3]	—	—	—	2,033	4,566	6,599	27	61	88

Total – Financial	15,692	230,371	246,063	15,031	198,056	213,087	200	2,626	2,826

Non Financial
Statutory Liabilities	—	31,211	31,211	—	31,318	31,318	—	416	416
Amount payable to owned post employment benefit trust	—	783	783	—	506	506	—	7	7
Advances from customers[2]	—	91,949	91,949	1,683	78,887	80,570	22	1,047	1,069
Advance from related party	—	22	22	—	214	214	—	3	3
Other payables	—	1,939	1,939	18	1,679	1,697	0	22	22

Total – Non Financial	—	125,904	125,904	1,701	112,604	114,305	22	1,495	1,517

	15,692	356,275	371,967	16,732	310,660	327,392	222	4,121	4,343

Trade payables are majorly non-interest bearing and are normally settled upto 180 days terms.

The fair value of trade and other payables is not materially different from the carrying value presented.

1

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

2

Advance from customers are contract liabilities to be settled through delivery of goods. The amount of such balances as on April 01, 2018 was ₹ 49,442 million and April 01, 2019 was ₹ 91,949 million. The Group has refunded ₹ 10,460 million and ₹ 6,499 million ($ 86 million) to the customers during the year ended March 31, 2019 and March 31, 2020 respectively and recognised revenue of ₹ 37,867 million and ₹ 84,886 million ($ 1,126 million) out of such opening balances respectively. All other changes are either due to receipt of new advances or exchange differences.

3	Movement in lease liabilities is as follows:

	(₹ in million)	(US dollars in million)
As at April 01, 2019 (due to transition to IFRS 16)	1,390	18
Additions during the year	10,212	135
Interest on lease liabilities	247	3
Payments made	(3,164)	(42)
Deletions	(2,086)	(26)

As at March 31, 2020	6,599	88

25. Financial instruments

A. Financial assets and liabilities:

The following tables present the carrying value and fair value of each category of financial assets and liabilities as at March 31, 2019 and March 31, 2020.

As at March 31, 2019:
	(₹ in million)
Financial assets	Fair value through profit or loss		Fair value through other comprehensive income	Derivatives designated as hedging instruments	Amortised cost	Total carrying value	Total fair value
Financial assets investments
—at fair value	47,717	*	1,148	—	—	48,865	48,865
Other non—current assets	—		—	—	47,959	47,959	47,959
Trade and other receivable	2,267	**	—	—	63,203	65,470	65,470
Short term investments
—Bank deposits	—		—	—	10,368	10,368	10,368
—Other investments	281,744		—	—	—	281,744	281,744
Financial instruments (derivatives)	302		—	476	—	778	778
Cash and cash equivalents	—		—	—	72,291	72,291	72,291
Restricted cash and cash equivalents	—		—	—	1,040	1,040	1,040

Total	332,030		1,148	476	194,861	528,515	528,515

*	Structured investments purchased from Volcan Investments Limited (Refer Note 35)
**	Under IFRS 9, provisionally priced receivables are fair valued at each reporting date.

As at March 31, 2019:
	(₹ in million)
Financial liabilities	Fair value through profit or loss		Derivatives designated as hedging instrument	Amortised cost	Others*	Total carrying value	Total fair value
Borrowings	—		—	662,262	—	662,262	661,853
Acceptances	—		—	81,157	—	81,157	81,157
Trade and other payables	10,635	**	—	233,475	1,953	246,063	246,063
Financial instruments (derivatives)	5,429		70	—	—	5,499	5,499

Total	16,064		70	976,894	1,953	994,981	994,572

*	Includes put option liability accounted for at fair value (Refer Note 24)
**	Under IFRS 9, provisionally priced payables are fair valued at each reporting date.

As at March 31, 2020:
	(₹ in million)							(US dollars in million)
Financial assets	Fair value through profit or loss		Fair value through other comprehensive income	Derivatives designated as hedging instruments	Amortised cost	Total carrying value	Total fair value	Total carrying value	Total fair value
Financial assets investments
—at fair value	500		411	—	—	911	911	12	12
Other non—current assets	—		—	—	49,384	49,384	49,384	655	655
Trade and other receivable	506	*	—	—	51,392	51,898	51,898	688	688
Short term investments
—Bank deposits	—		—	—	80,633	80,633	80,633	1,070	1,070
—Other investments	246,577		—	—	—	246,577	246,577	3,270	3,270
Financial instruments (derivatives)	2,760		—	4,187	—	6,947	6,947	92	92
Cash and cash equivalents	—		—		50,598	50,598	50,598	671	671
Restricted cash and cash equivalents	—		—	—	960	960	960	13	13

Total	250,343		411	4,187	232,967	487,908	487,908	6,471	6,471

*	Under IFRS 9, provisionally priced receivables are fair valued at each reporting date.

As at March 31, 2020:
	(₹ in million)							(US dollars in million)
Financial liabilities	Fair value through profit or loss		Derivatives designated as hedging instrument	Amortised cost	Others*	Total carrying value	Total fair value	Total carrying value	Total fair value
Borrowings	—		—	579,475	—	579,475	580,521	7,686	7,700
Acceptances	—		—	101,851	—	101,851	101,851	1,351	1,351
Trade and other payables	5,170	**	—	205,445	2,472	213,087	213,087	2,826	2,826
Financial instruments (derivatives)	464		947		—	1,411	1,411	19	19

Total	5,634		947	886,771	2,472	895,824	896,870	11,882	11,896

*	Includes put option liability accounted for at fair value (Refer Note 24)
**	Under IFRS 9, provisionally priced payables are fair valued at each reporting date.

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The below table summarizes the categories of financial assets and liabilities as at March 31, 2019 and March 31, 2020 measured at fair value:

As at March 31, 2019	(Level 1)	(Level 2)	(Level 3)
	(₹ in million)
Financial assets
At fair value through profit or loss
— Short term investments	67,122	213,813	809
— Financial asset investments held at fair value*	—	47,717	—
— Derivatives financial assets	—	302	—
— Trade and other receivables	—	2,267	—
At fair value through other comprehensive income
— Financial asset investments held at fair value	1,041	—	107
Derivatives designated as hedging instruments
— Derivatives financial assets	—	476	—

	68,163	264,575	916

Financial liabilities
At fair value through profit or loss
—Derivatives financial liabilities	—	5,429	—
Trade payable	—	10,635	—
Derivatives designated as hedging instruments
—Derivatives financial liabilities	—	70	—
Trade and other payables- Put option liability with non controlling interest (Refer Note 24)	—	—	1,953

	—	16,134	1953

*	Structured investments purchased from Volcan Investments Limited (Refer Note 35)

As at March 31, 2020	(Level 1)	(Level 2)	(Level 3)	(Level 1)	(Level 2)	(Level 3)
	(₹ in million)			(US dollars in million)
Financial assets
At fair value through profit or loss
— Investments	75,975	170,602	500	1,008	2,263	7
— Derivatives financial assets	—	2,760	—	—	37	—
— Trade and other receivables	—	506	—	—	7	—
At fair value through other comprehensive income
— Financial asset investments held at fair value	304	—	107	4	—	1
Derivatives designated as hedging instruments
— Derivatives financial assets	—	4,187		—	56	—

	76,279	178,055	607	1,012	2,363	8

Financial liabilities
At fair value through profit or loss
—Derivatives financial liabilities	—	464	—	—	6	—
Trade payable	—	5,170	—	—	69	—
Derivatives designated as hedging instruments
—Derivatives financial liabilities	—	947	—	—	13	—
Trade and other payables- Put option liability with non controlling interest (Refer Note 24)	—	—	2,472	—	—	33

	—	6,581	2,472	—	88	33

The below table summarizes the fair value of borrowings which are carried at amortised cost as at March 31, 2019 and March 31, 2020:

As at March 31, 2019	(Level 2)
(₹ in million)
Financial Liabilities
- Borrowings	661,853

661,853

As at March 31, 2020	(Level 2)	(Level 2)
	(₹ in million)	US dollars in million
Financial Liabilities
- Borrowings	580,521	7,700

	580,521	7,700

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

The estimated fair value amounts as at March 31, 2019 and March 31, 2020 have been measured as at that date. As such, the fair values of these financial instruments subsequent to reporting date may be different than the amounts reported at each year-end.

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

Equity price risk

As at March 31, 2019, the Group held economic interest in a structured investment for the equity shares of Anglo American Plc (AA Plc), a company listed on the London Stock Exchange, having fair value of ₹ 47,717 million. The instrument is exposed to equity price movements of AA Plc, subject to a put option embedded therein (Refer Note 35).

Set out below is the impact of 10% increase/ decrease in equity prices on pre-tax profit/ (loss) for the year ended March 31, 2019 and pre-tax equity as a result of changes in value of the investment:

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

There are no material equity risk exposures as at March 31, 2020.

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

Provisionally priced financial instruments

The value of net financial liabilities linked to commodities (excluding derivatives) accounted for on provisional prices was ₹ 8,368 million and ₹ 4,664 million ($ 62 million) as at March 31, 2019 and March 31, 2020 respectively. These instruments are subject to price movements at the time of final settlement and the final price of these instruments will be determined in the financial year beginning April 01, 2020.

Set out below is the impact of 10% increase in LME prices on pre-tax profit/(loss) for the year and pre-tax equity as a result of changes in the value of the Group’s commodity financial instruments:

For the year ended March 31, 2019	(₹ in million)
	Total exposure	Effect on pre-tax profit/(loss) of a 10% increase in the LME	Effect on pre-tax equity of a 10% increase in the LME
Copper	1,851	(185)	—

For the year ended March 31, 2020	(₹ in million)
	Total exposure	Effect on pre-tax profit/(loss) of a 10% increase in the LME	Effect on pre-tax equity of a 10% increase in the LME
Copper	(10,279)	(1,028)	—

For the year ended March 31, 2020	(US dollars in million)
	Total exposure	Effect on pre-tax profit/(loss) of a 10% increase in the LME	Effect on pre-tax equity of a 10% increase in the LME
Copper	(136)	(14)	—

The above sensitivities are based on volumes, costs, exchange rates and other variables and provide the estimated impact of a change in LME prices on profit and equity assuming that all other variables remain constant. A 10% decrease in LME prices would have an equal and opposite effect on the Group’s financial statements.

The impact on pre-tax profit/(loss) mentioned above includes the impact of a 10% increase in closing copper LME for provisionally priced copper concentrate purchased at Copper division custom smelting operations in India of ₹ 738 million loss and ₹ 790 million loss ($ 10 million loss) for the year ended March 31, 2019 and March 31, 2020 respectively, which is pass through in nature and as such will not have any impact on the profitability.

Financial risk

The Group’s Board approved financial risk policies include monitoring, measuring and mitigating the liquidity, currency, interest rate and counterparty risk. The Group does not engage in speculative treasury activity but seeks to manage risk and optimize interest and commodity pricing through proven financial instruments.

(a) Liquidity

The Group requires funds both for short-term operational needs as well as for long-term investment programmes mainly in growth projects. The Group generates sufficient cash flows from the current operations which together with the available cash and cash equivalents short-term investments and structured investment net of deferred consideration payable for such investments provide liquidity both in the short-term as well as in the long-term.

Anticipated future cash flows, together with undrawn fund based committed facilities of ₹ 31,744 million ($ 421 million), and cash and short term investments of ₹ 378,768 million ($ 5,024 million) as at March 31, 2020, are expected to be sufficient to meet the liquidity requirement of the Group in the near future.

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

The maturity profile of the Group’s financial liabilities based on the remaining period from the balance sheet date to the contractual maturity date is given in the table below. The figures reflect the contractual undiscounted cash obligation of the Group:

As at March 31, 2019 Payment due by year	<1 year	1-3 years	3-5 years	>5 years	Total
	(₹ in million)
Acceptances*	82,892	—	—	—	82,892
Trade and other payables**	219,863	11,187	1,953		233,003
Bank and other borrowings***	355,903	255,914	73,739	111,485	797,041
Derivative financial liabilities	4,510	989	—	—	5,499

	663,168	268,090	75,692	111,485	1,118,435

*	Includes committed interest payments
**	Includes both Non-current and current financial liabilities and committed interest payment, as applicable. Excludes interest accrued on borrowings.
***	Includes Non-current borrowings, current borrowings, committed interest payments on borrowings and interest accrued on borrowings.

As at March 31, 2020 Payment due by year	<1 year	1 - 3 years	3 - 5 years	>5 years	Total
	(₹ in million)
Acceptances*	102,759	—	—	—	102,759
Lease Liability	4,566	950	404	679	6,599
Trade and other payables**	180,679	11,339	1	—	192,019
Bank and other borrowings***	259,161	244,823	95,469	115,365	714,818
Derivative financial liabilities	960	451	—	—	1,411

	548,125	257,563	95,874	116,044	1,017,606

US dollars in million	7,271	3,416	1,272	1,539	13,498

*	Includes committed interest payments
**	Includes both Non-current and current financial liabilities and committed interest payment, as applicable. Excludes interest accrued on borrowings.
***	Includes Non-current borrowings, current borrowings, committed interest payments on borrowings and interest accrued on borrowings.

The Group had access to following funding facilities:

As at March 31, 2019
Funding facility	Total facility	Drawn	Un drawn
	(₹ in million)	(₹ in million)	(₹ in million)
Fund/ Non-fund based	667,931	517,801	150,130

As at March 31, 2020
Funding facility	Total facility	Drawn	Un drawn
	(₹ in million)	(₹ in million)	(₹ in million)
Fund/ Non-fund based	637,259	526,107	111,152

As at March 31, 2020
Funding facility	Total facility	Drawn	Un draw
	(US dollars in million)	(US dollars in million)	(US dollars in million)
Fund/ Non-fund based	8,452	6,978	1,474

Collateral

The Group has pledged financial instruments with carrying amount of ₹ 217,510 million and ₹ 215,949 million ($ 2,864 million) as at March 31, 2019 and March 31, 2020 respectively and inventories with carrying amount of ₹ 97,498 million and ₹ 85,138 million ($ 1,129 million) as at March 31, 2019 and March 31, 2020 respectively as per the requirements specified in various financial facilities in place. The counterparties have an obligation to release the securities to the Group when financial facilities are surrendered.

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

The carrying amount of the Group’s financial assets and liabilities in different currencies are as follows:

	As at March 31, 2019		As at March 31, 2020		As at March 31, 2020
	Financial assets	Financial liabilities	Financial assets	Financial liabilities	Financial assets	Financial liabilities
	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)	(US dollars in million)
INR	330,048	695,617	353,005	605,410	4,681	8,030
USD	141,865	257,825	127,624	267,061	1,693	3,542
Others	56,602	41,539	7,279	23,353	97	310

Total	528,515	994,981	487,908	895,824	6,471	11,882

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

Set out below is the impact of a 10% strengthening in the functional currencies of the respective entities on pre-tax profit/(loss) and pre-tax equity arising as a result of the revaluation of the Group’s foreign currency monetary financial assets/liabilities :

For the year ended March 31, 2019	Effect of 10% strengthening of functional currency on pre-tax profit/(loss)	Effect of 10% strengthening of foreign currency on equity (pre-tax)
	(₹ in million)	(₹ in million)
USD	10,287	0
INR	(975)	—

For the year ended March 31, 2020	Effect of 10% strengthening of functional currency on pre-tax profit/(loss)	Effect of 10% strengthening of foreign currency on equity (pre-tax)	Effect of 10% strengthening of functional currency on pre-tax profit/(loss)	Effect of 10% strengthening of foreign currency on equity (pre-tax)
	(₹ in million)	(₹ in million)	(US dollars in million)	(US dollars in million)
USD	13,207	—	175	—
INR	276	—	4	—

A 10% weakening of the functional currencies of respective businesses would have an equal and opposite effect on the Group’s financial statements.

(c) Interest rate risk

The Group’s net debt of ₹ 269,801 million and ₹ 200,707 million ($ 2,662 million) as at March 31, 2019 and March 31, 2020 respectively, comprises debt of ₹ 662,262 million and ₹ 579,475 million ($ 7,686 million) as at March 31, 2019 and March 31, 2020 respectively, offset by cash, cash equivalents, short term investments and structured investment net of deferred consideration payable for such investments of ₹ 392,461 million and ₹ 378,768 million ($ 5,024 million) as at March 31, 2019 and March 31, 2020 respectively.

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

The exposure of the Group’s financial assets as at March 31, 2019 to interest rate risk is as follows:

	Floating rate financial assets	Fixed rate financial assets	Non-interest bearing financial assets	Total financial assets
	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)
Financial assets	146,737	192,262	189,516	528,515

	146,737	192,262	189,516	528,515

The exposure of the Group’s financial liabilities as at March 31, 2019 to interest rate risk is as follows:

	Floating rate financial liabilities	Fixed rate financial liabilities	Non-interest bearing financial liabilities	Total financial liabilities
	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)
Financial liabilities	309,226	436,913	248,842	994,981

	309,226	436,913	248,842	994,981

The exposure of the Group’s financial assets as at March 31, 2020 to interest rate risk is as follows:

	Floating rate financial assets	Fixed rate financial assets	Non-interest bearing financial assets	Total financial assets
	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)
Financial assets	121,046	244,344	122,518	487,908

	121,046	244,344	122,518	487,908

(US dollars in million)	1,606	3,241	1,624	6,471

The exposure of the Group’s financial liabilities as at March 31, 2020 to interest rate risk is as follows:

	Floating rate financial liabilities	Fixed rate financial liabilities	Non-interest bearing financial liabilities	Total financial liabilities
	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)
Financial liabilities	312,971	374,148	208,705	895,824

	312,971	374,148	208,705	895,824

(US dollars in million)	4,151	4,963	2,768	11,882

Considering the net debt position as at March 31, 2020 and the investment in bank deposits, corporate bonds and debt mutual funds, any increase in interest rates would result in a net loss and any decrease in interest rates would result in a net gain. The sensitivity analysis below has been determined based on the exposure to interest rates for financial instruments at the balance sheet date.

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

Increase in interest rates Year ended March 31,
	2019	2020	2020
	(₹ in million)	(₹ in million)	(US dollars in million)
0.50%	(812)	(960)	(13)
1.00%	(1,625)	(1,919)	(25)
2.00%	(3,250)	(3,838)	(51)

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

Credit risk on receivables is limited as almost all credit sales are against letters of credit and guarantees of banks of national standing. Moreover, given the diverse nature of the Group’s businesses trade receivables are spread over a number of customers with no significant concentration of credit risk. No single customer accounted for 10% or more of revenue on a consolidated basis in any of the years presented. The history of trade receivables shows a negligible provision for bad and doubtful debts. Therefore, the Group does not expect any material risk on account of non-performance by any of the Group’s counterparties.

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

The carrying value of the financial assets represents the maximum credit exposure. The Group’s maximum exposure to credit risk as at March 31, 2019 and March 31, 2020 is ₹ 528,515 million and ₹ 487,908 million ($ 6,471 million) respectively.

The maximum credit exposure on financial guarantees given by the Group for various financial facilities is described in Note 33 on “Commitments, contingencies, and guarantees”.

None of the Group’s cash equivalents, including time deposits with banks, are past due or impaired. Regarding trade and other receivables, and other non-current assets, there were no indications as at March 31, 2020, that defaults in payment obligations will occur except as described in movement in allowance for impairment for financial assets given below.

Of the year end trade and other receivables, the following are expected to be realised in the normal course of business and hence not considered impaired:

As at March 31	2019	2020	2020
	(₹ in million)	(₹ in million)	(US dollars in million)
Neither impaired nor past due	64,349	29,702	393
Past due but not impaired
Due Less than 1 month	8,728	7,941	105
Due Between 1 - 3 months	3,359	14,271	189
Due Between 3 - 12 months	5,992	16,858	224
Due Greater than 12 months	25,323	25,973	345

	107,751	94,745	1,256

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

The credit quality of the Group’s customers is monitored on an ongoing basis. Where receivables have been impaired, the Group actively seeks to recover the amounts in question and enforce compliance with credit terms.

Movement in allowances for Financial Assets (trade and other receivables and other non-current assets)

Movements for the year ended March 31,	2019	2020	2020
	(₹ in million)	(₹ in million)	(US dollars in million)
As at April 01,	9,821	10,451	139
Allowance made during the year	491	2,576	34
Reversals/ write-off during the year	(54)	(354)	(5)
Foreign Exchange difference	193	377	5

As at March 31,	10,451	13,050	173

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

Cash flow hedges

The Group enters into forward exchange and commodity price contracts for hedging highly probable forecast transaction and account for them as cash flow hedges and states them at fair value. Subsequent changes in fair value are recognized in the consolidated statements of comprehensive income until the hedged transaction occurs, at which time, the respective gain or losses are reclassified to the consolidated statements of profit or loss. These hedges have been effective for the year ended March 31, 2020.

The Group uses foreign exchange contracts from time to time to optimize currency risk exposure on its foreign currency transactions. The Group hedged part of its foreign currency exposure on capital commitments during the year ended 2020. Fair value changes on such forward contracts are recognized in the consolidated statements of comprehensive income.

The majority of cash flow hedges taken out by the Group during the year comprise non-derivative hedging instruments for hedging the foreign exchange rate of highly probable forecast transactions and commodity price contracts for hedging the commodity price risk of highly probable forecast transactions.

The cash flows related to above are expected to occur during the year ended March 31, 2021 and consequently may impact the consolidated statements of profit or loss for that year depending upon the change in the commodity prices and foreign exchange rates movements. For cash flow hedges regarded as basis adjustments to initial carrying value of the property, plant and equipment, the depreciation on the basis adjustments made is expected to affect the consolidated statements of profit or loss over the expected useful life of the property, plant and equipment.

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

The fair value of the Group’s derivative positions recorded under derivative financial assets and derivative financial liabilities are as follows:

	As at March 31, 2019		As at March 31, 2020
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	(₹ in million)				(US dollars in million)
Current
Cash flow hedges*
— Commodity contracts	31	60	1,036	—	14	—
— Forward foreign currency contracts	373	10	0	—	0	—
— Interest rate swap	—	—	—	26	—	0
Fair value hedges
— Commodity contracts	26	—	1,001	110	13	2
— Forward foreign currency contracts	46	—	2,125	360	28	5
Non — qualifying hedges
— Commodity contracts	52	720	61	201	1	3
— Forward foreign currency contracts	250	3,656	2,694	248	36	3
— Other (Foreign currency swap)	—	64	5	15	0	0
Non Current
Cash flow hedge*
— Interest rate swap	—	—	—	77	—	1
Fair value hedges
— Forward foreign currency contracts	—	989	25	374	0	5

Total	778	5,499	6,947	1,411	92	19

*	Refer consolidated statements of comprehensive income and consolidated statements of change in equity for the change in the fair value of cash flow hedges.

26. Provisions

	As at March 31,
	2019 Non-Current	2019 Current	2019 Total	2020 Non-Current	2020 Current	2020 Total	2020 Non-Current	2020 Current	2020 Total
	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)	(US dollars in million)	(US dollars in million)
Provision for employee benefits	104	1,998	2,102	91	1,742	1,833	1	23	24
Provision for restoration, rehabilitation and environmental costs	24,409	123	24,532	26,572	188	26,760	353	3	356
Other provisions	—	521	521	—	541	541	—	7	7

Total	24,513	2,642	27,155	26,663	2,471	29,134	354	33	387

	Restoration, rehabilitation and environmental costs (a)	Others (b)
	(₹ in million)	(₹ in million)
As at April 01, 2018	21,974	509
Additions	181	12
Utilised	(129)	—
Unused amounts reversed	(84)	—
Unwinding of discount	936	—
Revision in estimates	1,385	—
Exchange differences	269	—

As at March 31, 2019	24,532	521

	Restoration, rehabilitation and environmental costs (a)	Others (b)	Restoration, rehabilitation and environmental costs	Others
	(₹ in million)	(₹ in million)	US dollars in million)	(US dollars in million)
As at April 01, 2019	24,532	521	325	7
Additions	694	14	10	0
Utilised	(143)	—	(2)	—
Unwinding of discount	962	—	13	—
Revision in estimates	(499)	—	(6)	—
Reclassification	—	6	—	0
Exchange differences	1,214	—	16	—

As at March 31, 2020	26,760	541	356	7

(a) Restoration, rehabilitation and environmental costs

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

These amounts are calculated by considering discount rates within the range of 2% to 10% and become payable on closure of mines and are expected to be incurred over a period of one to thirty years. The lower range of discount rate is at Cairn India & Zinc International operations in Ireland and higher range is at Zinc International operations in African Countries.

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the development or ongoing production from a producing field.

(b) Other provisions

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

The Group contributed a total of ₹ 603 million, ₹ 722 million and ₹ 840 million ($ 11 million) for the years ended March 31, 2018, 2019 and 2020 respectively, to the following defined contribution plans.

	Year ended March 31, 2018 (₹ Million)	Year ended March 31, 2019 (₹ Million)	Year ended March 31, 2020 (₹ Million)	Year ended March 31, 2020 (US dollars in million)
Employer’s contribution to recognised provident fund and family pension fund	461	553	630	8
Employer’s contribution to superannuation and National Pension Scheme	142	169	210	3

	603	722	840	11

Indian pension plans

Central recognised provident fund

In accordance with the ‘The Employees Provident and Miscellaneous Provisions Act ,1952’, employees are entitled to receive benefits under the Provident Fund. Both the employee and the employer make monthly contributions to the plan at a predetermined rate (12% for the year ended March 31, 2019 and March 31, 2020) of an employee’s basic salary. All employees have an option to make additional voluntary contributions. These contributions are made to the fund administered and managed by the Government of India (GOI) or to independently managed and approved funds. The Group has no further obligations under the fund managed by the GOI beyond its monthly contributions which are charged to the consolidated statements of profit or loss in the year they are incurred.

Family Pension Fund

The Pension Fund was established in 1995 and is managed by the Government of India. The employee makes no contribution to this fund, but the employer makes a contribution of 8.33% of salary each month subject to a specified ceiling per employee. This is provided for every permanent employee on the payroll.

At the age of superannuation, contributions cease and the individual receives a monthly payment based on the level of contributions through the years, and on their salary scale at the time they retire, subject to a maximum ceiling of salary level. The Government funds these payments, thus the Group has no additional liability beyond the contributions that it makes, regardless of whether the central fund is in surplus or deficit.

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

National Pension Scheme

National Pension Scheme is a retirement savings account for social security and welfare applicable for executives covered under the superannuation benefit of Vedanta Limited and each relevant Indian subsidiary, on a choice basis. It was introduced to enable employees to select the treatment of superannuation component of their fixed salaries and avail the benefits offered by National Pension Scheme launched by Government of India. Vedanta Limited and each relevant entity holds a corporate account with one of the pension fund managers authorized by the Government of India to which each of the entity contributes a fixed amount relating to superannuation and the pension annuity will be met by the fund manager as per rules of National Pension Scheme. The Group has no further obligations under the scheme beyond its monthly contributions which are charged to the consolidated statement of profit and loss in the year they are incurred.

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

Skorpion Zinc Provident Fund, Namibia

The Skorpion Zinc Provident Fund is a defined contribution fund and is compulsory to all full time employees under the age of 60. The contribution to the fund is a fixed percentage of 9% per month of pensionable salary, whilst the employee contributes 7% with the option of making additional contributions, over and above the normal contribution, up to a maximum of 12%.

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

Membership of both funds is compulsory for all permanent employees under the age of 60 years.

The Group has no additional liability beyond the contributions that it makes. Accordingly, this scheme has been accounted for on a defined contribution basis and contributions are charged directly to the consolidated statements of profit or loss in the year they are incurred.

(ii)	Defined benefit plans

(a)

Contribution to provident fund trust (the “trusts”) of Iron ore division, Bharat Aluminium Company Limited (BALCO), Hindustan Zinc Limited (HZL), Sesa Resources Limited (SRL) and Sesa Mining Corporation Limited (SMCL)

The provident funds of Iron ore division, BALCO, HZL, SRL and SMCL are exempted under section 17 of The Employees Provident Fund and Miscellaneous Provisions Act, 1952. Conditions for grant of exemption stipulates that the employer shall make good deficiency, if any, between the return guaranteed by the statute and actual earning of the Fund. Based on actuarial valuation in accordance with IAS 19 and Guidance note issued by Institute of Actuaries of India for interest rate guarantee of exempted provident fund liability of employees, there is no interest shortfall that is required to be met by Iron ore division, BALCO, HZL, SRL and SMCL as at March 31, 2019 and March 31, 2020. Having regard to the assets of the fund and the return on the investments, the Group does not expect any deficiency in the foreseeable future.

The Group contributed a total of ₹ 627 million, ₹ 678 million, ₹ 471 million ($ 6 million) for the years ended March 31, 2018, 2019 and 2020 respectively in relation to the independently managed and approved funds and has recognised the same as expense in the consolidated statement of Profit or loss. The present value of obligation and the fair value of plan assets of the trust are summarized below.

	As at March 31, 2018 (₹ Million)	As at March 31, 2019 (₹ Million)	As at March 31, 2020 (₹ Million)	As at March 31, 2020 (US dollars in million)
Fair value of plan assets of trusts	15,139	21,949	23,437	311
Present value of defined benefit obligations	(14,691)	(21,159)	(22,990)	(305)

Net liability arising from defined benefit obligation	Nil	Nil	Nil	Nil

Percentage allocation of Plan assets of the trust

	As at March 31, 2018	As at March 31, 2019	As at March 31, 2020
Assets by category
Government Securities	71.10	65.66	61,68
Debentures/Bonds	28.04	33.09	36.67
Fixed Deposits	0.24	—	—
Equity	0.62	1.25	1.65

The remeasurement loss of ₹ Nil and ₹ 1,524 million ($ 20 million) has been charged to other comprehensive income (OCI) for the year ended March 31, 2019 and March 31, 2020 respectively.

(b)	Post-Retirement Medical Benefits:

The Group has a scheme of medical benefits for employees at BMM and BALCO subsequent to their retirement on completion of tenure including retirement on medical grounds and voluntary retirement on contributory basis. The scheme includes employee’s spouses as well. Based on an actuarial valuation conducted as at year-end, a provision is recognised in full for the benefit obligation. The obligation relating to post-retirement medical benefits as at March 31, 2019 and March 31, 2020 was ₹ 639 million and ₹ 786 million ($ 10 million) respectively. The obligation under this plan is unfunded. The Group considers these amounts as not material and accordingly has not provided further disclosures as required by IAS 19 “Employee benefits”. The current service cost of ₹ 11 million, ₹ 11 million and ₹ 13 million ($ 0 million) for the years ended March 31, 2018, 2019 and 2020 respectively has been recognised in consolidated statement of profit or loss. The remeasurement loss / (gain) on the obligation of post-retirement medical benefits of ₹ (40) million, ₹ 14 million, ₹ 150 million ($ 2 million) for the years ended March 31, 2018, 2019 and 2020 respectively have been recognised in other comprehensive income. Net interest cost on the obligation of post-retirement medical benefits of ₹ 56 million, ₹ 48 million and ₹ 61 million ($ 1 million) for the years ended March 31, 2018, 2019 and 2020 respectively have been recognized in finance costs.

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

Principal actuarial assumptions

Principal actuarial assumptions used to determine the present value of the Other post-employment benefit plan obligation are as follows:

	Year ended March 31, 2018	Year ended March 31, 2019	Year ended March 31, 2020
Discount rate	7.7%	7.8%	6.8%
Expected rate of increase in compensation level of covered employees	2% to 15%	2% to 15%	2% to 15%
Mortality table	IALM (2006-08)	IALM (2006-08)	IALM (2012-14)

Amount recognised in the consolidated statements of financial position consists of:

	As at March 31, 2018 (₹ Million)	As at March 31, 2019 (₹ Million)	As at March 31, 2020 (₹ Million)	As at March 31, 2020 (US dollars in million)
Fair value of plan assets	3,391	3,868	4,418	58
Present value of defined benefit obligations	(5,464)	(5,890)	(6,310)	(83)

Net liability arising from defined benefit obligations	(2,073)	(2,022)	(1,892)	(25)

Amounts recognised in consolidated statements of profit or loss in respect of Other post-employment benefit plan are as follows:

	Year ended March 31, 2018 (₹ Million)	Year ended March 31, 2019 (₹ Million)	Year ended March 31, 2020 (₹ Million)	Year ended March 31, 2020 (US dollars in million)
Current service cost	331	389	411	5
Past service cost	820	3	—	—
Net Interest cost	98	162	151	2

Total charge to consolidated statements of profit or loss	1,249	554	562	7

Amounts recognised in the consolidated statements of comprehensive income in respect of Other post-employment benefit plan are as follows:

	Year ended March 31, 2018 (₹ Million)	Year ended March 31, 2019 (₹ Million)	Year ended March 31, 2020 (₹ Million)	Year ended March 31, 2020 (US dollars in million)
Remeasurements of the net defined benefit obligation:-
Actuarial losses /(gains) arising from changes in financial assumptions	15	(64)	283	4
Actuarial losses/(gains) arising from experience adjustments	(58)	409	163	2
Actuarial (gains)/losses arising from changes in demographic assumptions	—	15	(14)	(0)
Acturial losses on Plan assets (excluding amounts included in net interest cost)	12	29	12	0

Remeasurement of the net defined benefit liability	(31)	389	444	6

The movement of the present value of Other post-employment benefit plan obligation is as follows:

	Year ended March 31, 2018 (₹ in Million)	Year ended March 31, 2019 (₹ in Million)	Year ended March 31, 2020 (₹ in Million)	Year ended March 31, 2020 (US dollars in million)
At 1 April	(4,495)	(5,464)	(5,890)	(78)
Acquired in business combination	—	(154)	—	—
Current service cost	(331)	(389)	(411)	(5)
Past service cost	(820)	(3)	—	—
Benefits paid	481	899	875	12
Interest cost of scheme liabilities	(342)	(419)	(452)	(6)
Actuarial (losses)/gains arising from change in assumptions	43	(360)	(432)	(6)

At March 31,	(5,464)	(5,890)	(6,310)	(83)

The movement in the fair value of Other post-employment benefit plan assets is as follows:

	Year ended March 31, 2018 (₹ in Million)	Year ended March 31, 2019 (₹ in Million)	Year ended March 31, 2020 (₹ in Million)	Year ended March 31, 2020 (US dollars in million)
At 1 April	3,215	3,391	3,868	51
Acquired in business combination	—	164	—	—
Contributions received	320	822	859	11
Benefits paid	(376)	(737)	(598)	(8)
Remeasurement gain / (loss) arising from return on plan assets	(12)	(29)	(12)	0
Interest income	244	257	301	4

At March 31,	3,391	3,868	4,418	58

All the above plan assets of the Group have been invested in the qualified insurance policies.

The actual return on plan assets was ₹ 232 million, ₹ 228 million and ₹ 289 million, ($ 4 million) for the years ended March 31, 2018, March 31, 2019 and March 31, 2020 respectively.

The weighted average duration of the defined benefit obligation is 14.6 years, 14.7 years and 14.3 years as at March 31, 2018, March 31, 2019 and March 31, 2020 respectively.

The Group expects to contribute ₹ 567 million ($ 8 million) to the funded Gratuity plan during the year ending March 31, 2021.

Sensitivity analysis for defined benefit plans

Below is the sensitivity analysis determined for significant actuarial assumptions for the determination of defined benefit obligations and based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period while holding all other assumptions constant.

	Increase / (Decrease) in defined benefit obligation		Increase / (Decrease) in defined benefit obligation
	Year ended March 31, 2019 (₹ in million)	Year ended March 31, 2020 (₹ in million)	Year ended March 31, 2020 (US dollars in million)
Discount rate

Increase by 0.50%	(177)	(213)	(3)
Decrease by 0.50%	203	227	3
Expected rate of increase in compensation level of covered employees
Increase by 0.50%	204	200	3
Decrease by 0.50%	(170)	(198)	(3)

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

28. Employee costs

For the year ended March 31,	2018	2019	2020	2020
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Salaries and wages	29,851	33,657	30,217	401
Contributions to provident and other funds	2,392	1,803	1,735	23
Share based payments	1,177	1,176	727	10
JV Employee cost allocation	(5,883)	(6,406)	(5,759)	(77)

	27,537	30,230	26,920	357

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

The Vedanta Limited Employee Stock Option Scheme (ESOS) 2016

The Company introduced an Employee Stock Option Scheme 2016 (“ESOS”), which was approved by the Vedanta Limited shareholders to provide equity settled incentive to all employees of the Company including subsidiary companies. The ESOS scheme includes tenure based, business performance based, sustained individual performance based and market performance based stock options. The maximum value of options that can be awarded to members of the wider management group is calculated by reference to the grade average cost-to-company (“CTC”) and individual grade of the employee. The performance conditions attached to the option is measured by comparing Company’s performance in terms of Total Shareholder Return (“TSR”) over the performance period with the performance of two group of comparator companies (i.e. Indian and global comparator companies) defined in the scheme. The extent to which an option vests will depend on the Company’s TSR rank against a group or groups of peer companies at the end of the performance period and as moderated by the Remuneration Committee.

In respect of options granted during the year ended March 31, 2020, business performances will be measured using Volume, Cost, Net Sales Realisation, EBITDA or a combination of these for the respective business/ SBU entities. Further, vesting of some of the options will be based on sustained individual performance.

The exercise price of the options is ₹ 1 per share and the performance period is three years, with no re-testing being allowed.

The details of share options for the year ended March 31, 2019 is presented below:

Financial Year of Grant	Exercise Period	Options outstanding April 1, 2018	Options granted during the year	Options transferred from Parent/ fellow subsidiaries	Options forfeited during the year	Options exercised during the year	Options expired during the year	Options outstanding March 31, 2019	Options exercisable March 31, 2019
2016-17	December 15, 2019-June 14, 2020	7,098,602	—	—	590,376	—	—	6,508,226	—
2017-18	September 1, 2020 - February 28, 2021	9,617,340	—	—	1,342,947	—	—	8,274,393	—
2017-18	October 16, 2020 - April 15, 2021	11,570	—	—	444	—	—	11,126	—
2017-18	November 1, 2020 - April 30, 2021	28,740	—	—	1,102	—	—	27,638	—
2018-19	November 1, 2021 - April 30, 2022	—	13,793,980	—	227,780	—	—	13,566,200	—
2018-19	Cash settled	—	1,076,120	—	28,460	—	—	1,047,660	—

		16,756,252	14,870,100	—	2,191,109	—	—	29,435,243	—

The details of share options for the year ended March 31, 2020 is presented below:

Financial Year of Grant	Exercise Period	Options outstanding April 1, 2019	Options granted during the year	Options transferred from Parent/ fellow subsidiaries	Options forfeited during the year	Options exercised during the year *	Options expired during the year	Options outstanding March 31, 2020	Options exercisable March 31, 2020
2016-17	December 15, 2019-June 14, 2020	6,508,226	—	—	4,819,269	620,441	—	1,068,516	1,068,516
2017-18	September 1, 2020-February 28, 2021	8,274,393	—	—	1,246,468	—	—	7,027,925	—
2017-18	October 16, 2020-April 15, 2021	11,126	—	—	—	—	—	11,126	—
2017-18	November 1, 2020-April 30, 2021	27,638	—	—	27,638	—	—	—	—
2018-19	November 1, 2021-April 30, 2022	13,566,200	—	—	2,146,154	—	—	11,420,046	—
2018-19	Cash settled	1,047,660	—	211,170	189,674	—	—	1,069,156	—
2019-20	November 29, 2022-May 28, 2023	—	16,713,640	—	832,310	—	—	15,881,330	—
2019-20	Cash settled	—	2,037,690	—	140,990	—	—	1,896,700	—

		29,435,243	18,751,330	211,170	9,402,503	620,441	—	38,374,799	1,068,516

*	excludes 58,420 options exercised during the year regarding which the transaction could not be completed before March 31, 2020 and hence, the corresponding shares were held by the Group.

The fair value of all options has been determined at the date of grant of the option allowing for the effect of any market-based performance conditions. This fair value, adjusted by the Group’s estimate of the number of options that will eventually vest as a result of non-market conditions, is expensed over the vesting period.

Business Performance-Based and Sustained Individual Performance-Based Options:

The fair value of stock options following these types of vesting conditions have been estimated using the Black-Scholes-Merton Option Pricing model. The value arrived at under this model has been then multiplied by the expected % vesting based on business performance conditions (only for business performance-based options) and the expected multiplier on account of sustained individual performance (for both type of options). The inputs used in the Black-Scholes-Merton Option Pricing model include the share price considered as of the valuation date, exercise price as per the scheme/ plan of the options, expected dividend yield (estimated based on actual/ expected dividend trend of the company), expected tenure (estimated as the remaining vesting period of the options), the risk-free rate (considered as the zero coupon yield as of the valuation date for a term commensurate with the expected tenure of the options) and expected volatility (estimated based on the historical volatility of the return in company’s share prices for a term commensurate with the expected tenure of the options). The exercise period of 6 months post vesting period has not been considered as the options are expected to be exercised immediately post the completion of the vesting period.

Total Shareholder Returns-Based Options:

The fair value of stock options following this type of vesting condition has been estimated using the Monte Carlo Simulation method. This method has been used to simulate the expected share prices for Vedanta Limited and the companies of the comparator group over the vesting period of the options. Based on the simulated prices, the expected pay-off at the end of the vesting period has been estimated and present valued to the valuation date. Further, based on the simulated share prices and expected dividends the relative rank of Vedanta Limited’s share price return has been estimated vis-à-vis the Indian and Global Group of the Comparator Group. This rank has been used to estimate expected % vesting of the options under this type of vesting condition. The inputs to the monte carlo simulation method include expected tenure (estimated as the remaining vesting period of the options), the risk-free rate (considered as the zero coupon yield as of the valuation date for a term commensurate with the expected tenure of the options), expected dividend yield (estimated based on the actual dividend trend of the companies), expected volatility (estimated based on the historical volatility of the return in the company’s share prices for a term commensurate with the expected tenure of the options). The exercise period of 6 months post the vesting period has not been considered as the options are expected to be exercised immediately post the completion of the vesting period.

The assumptions used in the calculations of the charge in respect of the ESOS options granted during the year ended March 31, 2019 and March 31, 2020 are set out below:

Particulars	Year ended March 31, 2019	Year ended March 31, 2020

	ESOS November 2018	ESOS 2019
Number of Options	1,076,120 (cash settled) / 13,793,980 (equity settled)	2,037,690 (cash settled) / 16,713,640 (equity settled)
Exercise Price	₹ 1	₹ 1
Share Price at the date of grant	₹ 195.00	₹ 144.60
Contractual Life	3 years	3 years
Expected Volatility	44.3%	36.64%
Expected option life	3 years	3 years
Expected dividends	6.50%	7.96%
Risk free interest rate	7.70%	5.68%
Expected annual forfeitures	10% p.a.	10% p.a.
Fair value per option granted (Non-market performance based and market performance based)	₹ 159.9/₹ 96.3	₹ 102.30/₹ 72.12

Weighted average share price at the date of exercise of stock options was ₹ NA and ₹ 126.02 for the year ended March 31, 2019 and March 31, 2020 respectively.

The weighted average remaining contractual life for the share options outstanding was 2.32 years and 2.28 years for the year ended March 31, 2019 and March 31, 2020 respectively.

The Company recognized total expense of ₹ 468 million, ₹ 822 million and ₹ 754 million ($ 10 million) related to equity settled share-based payment transactions for the year ended March 31, 2018, March 31, 2019 and March 31, 2020 respectively. During the previous year, the Company also introduced cash settled share-based plan. The total expense recognised on account of cash settled share based plan during the year ended March 31, 2019 was ₹ 8 million and for the year ended March 31, 2020 was ₹ 5 million ($ 0 million). The carrying value of cash settled share based compensation liability as at March 31, 2019 was ₹ 8 million and as at March 31, 2020 was ₹ 13 million ($ 0 million).

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

Details of employees stock option plans is presented below

CIESOP Plan	Year ended March 31, 2019		Year ended March 31, 2020
	Number of options	Weighted average exercise price in ₹	Number of options	Weighted average exercise price in ₹
Outstanding at the beginning of the year	7,130,625	275.5	6,477,059	279.2
Granted during the year	Nil	NA	Nil	NA
Expired during the year	(90,896)	187.0	(658,663)	200.1
Exercised during the year	(235,169)	189.0	Nil	NA
Forfeited / cancelled during the year	(327,501)	287.2	(476,656)	288

Outstanding at the end of the year	6,477,059	279.2	5,341,740	288.2

Exercisable at the end of the year	6,477,059	279.2	5,341,740	288.2

Weighted average share price at the date of exercise of stock options is ₹ 232.7 and ₹ NA ($ NA) for the year ended March 31, 2019 and March 31, 2020 respectively.

Scheme	Range of exercise price in ₹	Weighted average remaining contractual life of options (in years)	Weighted average exercise price in ₹
The details of exercise price for stock options outstanding as at March 31, 2019 are:
CIESOP Plan	200.05-291.25	2.24	279.2
The details of exercise price for stock options outstanding as at March 31, 2020 are:
CIESOP Plan	286.85-291.25	1.46	288.2

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

During the previous year, through an open offer all the outstanding equity settled options were bought back by Vedanta Resources Limited’s parent, Volcan Investments Limited. On account of delisting of Vedanta Resources Limited, the cash based options were also early settled. The accelerated charge on account of early settlement of both the equity settled and cash settled options was recognised in the Consolidated Statement of Profit and Loss.

Amount recovered by the Parent and recognised by the Group for the year ended March 31, 2018 and March 31, 2019 is ₹ 527 million and ₹ 150 million respectively. The Group considers these amounts as not material and accordingly has not provided further disclosures.

During the previous year, the Group has awarded certain cash settled share based options indexed to Parents’ shares (Vedanta Resources Limited shares) / shares of its subsidiaries, as applicable. The total expense recognised on account of cash settled share based plan during the year ended March 31, 2019 and March 31, 2020 is ₹ 206 million and ₹ 221 million ($ 3 million) respectively and the carrying value of cash settled share based compensation liability as at March 31, 2019 and March 31, 2020 is ₹ 343 million and ₹ 511 million ($ 7 million) respectively

Out of the total expense of ₹ 1,186 million and ₹ 980 million ($ 13 million) pertaining to equity settled options and cash settled options for the year ended March 31, 2019 and March 31, 2020 respectively, the Group has capitalised ₹ 10 million and ₹ 253 million ($ 3 million) expense for the year ended March 31, 2019 and March 31, 2020 respectively.

30. Shareholders’ equity

	As at March 31, 2019 (in Million)	As at March 31, 2019 (₹ Million)	As at March 31, 2020 (in Million)	As at March 31, 2020 (₹ Million)	As at March 31, 2020 (US dollars in million)
Authorised Share Capital:
Opening and closing balance (equity shares of ₹ 1 each with voting rights) [a]	44,020	44,020	44,020	44,020	584
Authorised preference share capital:
Opening and closing balance (preference shares of ₹ 10 each) [b]	3,010	30,100	3,010	30,100	399
Issued , subscribed and paid up
Equity shares of ₹ 1 each with voting right [a,c,d,e]	3,718	3,718	3,718	3,718	49

a)	The Company has one class of equity shares having a par value of ₹ 1 per share. Each shareholder is eligible for one vote per share held and dividend as and when declared by the Company.

b)

Redeemable Preference Shares of ₹ 30,100 million were redeemed on October 27, 2018 i.e. 18 months from the date of allotment as per the scheme of amalgamation of Cairn India Limited with Vedanta Limited. An equivalent amount of ₹ 30,100 million has been transferred from general reserve to preference share redemption reserve during the year ended March 31, 2019.

c)	This includes 248,779,452 equity shares in form of 62,194,863 ADS and 261,780,208 equity shares in the form of 65,445,052 ADS as at March 31, 2019 and March 31, 2020, respectively.

d)

Includes 308,232 equity shares as at March 31, 2019 and 308,232 equity shares as at March 31, 2020 kept in abeyance. These shares are not part of listed equity capital and pending allotment as they are sub-judice.

e)	Includes 14,998,702 equity shares as at March 31, 2019 and 14,378,261 equity shares as at March 31, 2020 held by Vedanta Limited ESOS Trust.

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

General reserve

Under the erstwhile Indian Companies Act 1956, a general reserve was created through an annual transfer of net income at a specified percentage in accordance with applicable regulations. The purpose of these transfers was to ensure that if a dividend distribution in a given year is more than 10.0% of the paid-up capital of the Company for that year, then the total dividend distribution is less than the total distributable results for that year. Consequent to introduction of Companies Act 2013, the requirement to mandatory transfer a specified percentage of the net profit to general reserve has been withdrawn. The balance in general reserves, as determined in accordance with applicable regulations, was ₹ 160,950 million and ₹ 160,950 million ($ 2,135 million) as at March 31, 2019 and March 31, 2020 respectively.

Debenture redemption reserve

As per the earlier provision under the Indian Companies Act, companies that issue debentures were required to create debenture redemption reserve from annual profits until such debentures are redeemed. Companies are required to maintain 25% as a reserve of outstanding redeemable debentures. The amounts credited to the debenture redemption reserve may not be utilized except to redeem debentures. The MCA vide its Notification dated August 16, 2019, had amended the Companies (Share Capital and Debenture) Rules, 2014, wherein the requirement of creation of Debenture Redemption Reserve has been exempted for certain class of companies, hence, in view of the same, Vedanta Limited is not required to create Debenture Redemption Reserve. Retained earnings include ₹ 13,012 million and ₹ 11,115 million ($ 147 million) of debenture redemption reserve as at March 31, 2019 and March 31, 2020 respectively.

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

If profits are used to redeem preference shares, the value of the nominal amount of shares redeemed should be transferred from profits (retained earnings) to the preference share redemption reserve account. This amount should then be utilised for the purpose of redemption of redeemable preference shares. This reserve can be used to issue fully paid-up bonus shares to the shareholders of Vedanta Limited. Retained earnings include ₹ 30,869 million and ₹ 30,869 million ($ 409 million) of preference share redemption reserve as at March 31, 2019 and March 31, 2020 respectively. During the previous year, on redemption of preference shares, ₹ 30,100 million has been transferred from General reserve to Preference share redemption reserve.

Capital reserve

The balance in capital reserve as at March 31, 2019 and March 31, 2020 is ₹ 186,508 million and ₹ 184,328 million ($ 2,445 million) respectively. The balance in capital reserve has mainly arisen pursuant to extinguishment of non-controlling interests of erstwhile Cairn India Limited and acquisition of ASI. Further, changes in capital reserve are due to recognition/derecognition of put option liability and non-controlling interests pertaining to ASI.

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

The Non-controlling interests that are material to the Group relate to Hindustan Zinc Limited (HZL) and Bharat Aluminium Company Limited (BALCO) as at March 31, 2019 and March 31, 2020.

As at March 31, 2020, NCIs hold an economic interest by virtue of their shareholding of 35.08%, 49.00%, 26.00%, 48.37% and 4.51% in HZL, BALCO, BMM, ASI and ESL respectively. The NCI holdings as at March 31, 2019 were 35.08%, 49.00%, 26.00%, 48.37% and 10.00% in HZL, BALCO, BMM, ASI and ESL respectively.

The principal place of business of HZL, BALCO and ESL is in India, BMM is in South Africa and ASI is in Japan, South Korea and Taiwan.

The table below shows summarized financial information of subsidiaries of the Group that have material non-controlling interests. The amounts are presented before inter-company eliminations.

	As at March 31, 2019
	(₹ in million)
	HZL	BALCO	Others	Total
Current assets	215,744	27,308	34,610	277,662
Non-current assets	202,807	116,092	111,658	430,557
Current liabilities	76,631	59,023	19,853	155,507
Non-current liabilities	1,640	36,535	83,625	121,800
Equity attributable to equity holders of the Parent	220,915	24,399	35,750	281,064
Non-controlling interests*	119,365	23,443	7,800	150,608

*	₹ 760 million (loss) attributable to NCI of ASI transferred to put option liability as at March 31, 2019.

	As at March 31, 2020
	(₹ in million)
	HZL	BALCO	Others	Total
Current assets	248,153	27,235	33,886	309,274
Non-current assets	213,673	113,872	99,626	427,171
Current liabilities	53,035	62,034	31,544	146,613
Non-current liabilities	1,842	32,992	74,411	109,245
Equity attributable to equity holders of the Parent	264,198	23,501	27,514	315,213
Non-controlling interests*	142,751	22,580	4,043	169,374

*	₹ 4,000 million ($ 53 million) (loss) attributable to NCI of ASI transferred to put option liability as at March 31, 2020.

	As at March 31, 2020
	(US dollars In Million)
	HZL	BALCO	Others	Total
Current assets	3,292	361	449	4,102
Non-current assets	2,834	1,510	1,321	5,665
Current liabilities	703	823	418	1,944
Non-current liabilities	24	438	987	1,449
Equity attributable to equity holders of the Parent	3,505	310	365	4,180
Non-controlling interests	1,894	300	53	2,247

	For the Year Ended March 31, 2018
	(₹ In Million)
	HZL	BALCO	Others	Total
Revenue	217,761	87,107	18,106	322,974
Expenses	(125,164)	(87,189)	(14,457)	(226,810)

Profit / (loss) for the year	92,597	(82)	3,649	96,164

Profit / (loss) attributable to equity holders of the Parent	60,116	(42)	2,886	62,960
Profit / (loss) attributable to non-controlling interests	32,481	(40)	763	33,204

Profit / (loss) for the year	92,597	(82)	3,649	96,164

Other comprehensive income / (loss) attributable to the equity holders of the Parent	(389)	273	2,022	1,906
Other comprehensive income / (loss) attributable to non-controlling interests	(208)	262	677	731

Other comprehensive income / (loss) during the year	(597)	535	2,699	2,637

Total comprehensive income / (loss) attributable to the equity holders of the Parent	59,726	232	4,902	64,860
Total comprehensive income / (loss) attributable to non-controlling interests	32,273	222	1,440	33,935

Total comprehensive income / (loss) during the year	91,999	454	6,342	98,795

Dividends paid / payable to non-controlling interests, including dividend tax	(14,273)	—	—	(14,273)

Net cash inflow from operating activities	98,367	7,440	6,317	112,124
Net cash (outflow) / inflow from investing activities	87,961	(2,000)	(12,300)	73,661
Net cash (outflow)/ inflow from financing activities	(186,488)	(5,490)	3,699	(188,279)

Net cash (outflow)	(160)	(50)	(2,284)	(2,494)

	For the Year Ended March 31, 2019
	(₹ In Million)
	HZL	BALCO	Others	Total
Revenue	208,336	100,491	62,660	371,487
Expenses	(130,710)	(100,287)	(61,384)	(292,381)

Profit / (loss) for the year	77,626	204	1,276	79,106

Profit / (loss) attributable to equity holders of the Parent	50,396	104	2,152	52,652
Profit / (loss) attributable to non-controlling interests	27,230	100	(876)	26,454

Profit / (loss) for the year	77,626	204	1,276	79,106

Other comprehensive income / (loss) attributable to the equity holders of the Parent	246	(182)	(2,298)	(2,234)
Other comprehensive income / (loss) attributable to non-controlling interests	136	(174)	(795)	(833)

Other comprehensive income / (loss) during the year	382	(356)	(3,093)	(3,067)

Total comprehensive income / (loss) attributable to the equity holders of the Parent	50,642	(78)	(146)	50,418
Total comprehensive income / (loss) attributable to non-controlling interests	27,366	(74)	(1,671)	25,621

Total comprehensive income / (loss) during the year	78,008	(152)	(1,817)	76,039

Dividends paid / payable to non-controlling interests, including dividend tax	35,739	—	—	35,739

Net cash inflow from operating activities	87,806	20,610	14,272	122,688
Net cash (outflow) / inflow from investing activities	(10,917)	(5,735)	(19,027)	(35,679)
Net cash (outflow) / inflow from financing activities	(96,301)	(11,552)	6,712	(101,141)

Net cash (outflow) / inflow	(19,412)	3,323	1,957	(14,132)

	For the Year Ended March 31, 2020
	(₹ In Million)
	HZL	BALCO	Others	Total
Revenue	183,321	87,465	65,667	336,453
Expenses	(115,651)	(89,262)	(74,126)	(279,039)
Profit / (loss) for the year	67,670	(1,797)	(8,459)	57,414
Profit / (loss) attributable to equity holders of the Parent	43,933	(916)	(4,751)	38,266
Profit / (loss) attributable to non-controlling interests	23,737	(881)	(3,708)	19,148

Profit / (loss) for the year	67,670	(1,797)	(8,459)	57,414

Other comprehensive income / (loss) attributable to the equity holders of the Parent	(649)	19	(2,102)	(2,732)
Other comprehensive income / (loss) attributable to non-controlling interests	(351)	18	(947)	(1,280)

Other comprehensive income / (loss) during the year	(1,000)	37	(3,049)	(4,012)

Total comprehensive income / (loss) attributable to the equity holders of the Parent	43,284	(897)	(6,853)	35,534
Total comprehensive income / (loss) attributable to non-controlling interests	23,386	(863)	(4,655)	17,868

Total comprehensive income / (loss) during the year	66,670	(1,760)	(11,508)	53,402

Net cash inflow / (outflow) from operating activities	74,282	1,069	7,017	82,368
Net cash (outflow) / inflow from investing activities	(36,247)	(1,904)	(6,204)	(44,355)
Net cash (outflow) / inflow from financing activities	(19,276)	(886)	(4,186)	(24,348)

Net cash inflow / (outflow)	18,759	(1,721)	(3,373)	13,665

	For the Year Ended March 31, 2020
	(US dollars in million)
	HZL	BALCO	Others	Total
Revenue	2,432	1,160	871	4,463
Expenses	(1,535)	(1,183)	(983)	(3,701)

Profit / (loss) for the year	897	(23)	(112)	762

Profit / (loss) attributable to equity holders of the Parent	583	(12)	(63)	508
Profit / (loss) attributable to non-controlling interests	314	(11)	(49)	254

Profit / (loss) for the year	897	(23)	(112)	762

Other comprehensive income / (loss) attributable to the equity holders of the Parent	(9)	0	(28)	(37)
Other comprehensive income / (loss) attributable to non-controlling interests	(4)	0	(13)	(17)

Other comprehensive income / (loss) during the year	(13)	0	(41)	(54)

Total comprehensive income / (loss) attributable to the equity holders of the Parent	574	(12)	(91)	471
Total comprehensive income / (loss) attributable to non-controlling interests	310	(11)	(62)	237

Total comprehensive income / (loss) during the year	884	(23)	(153)	708

Dividends paid / payable to non-controlling interests, including dividend tax	—	—	—	—

Net cash inflow / (outflow) from operating activities	985	14	93	1,093
Net cash (outflow) / inflow from investing activities	(481)	(25)	(82)	(588)
Net cash (outflow) / inflow from financing activities	(256)	(12)	(56)	(323)

Net cash inflow / (outflow)	248	(23)	(45)	(181)

The effect of changes in ownership interests in subsidiaries that did not result in a loss of control is as follows:

For the Year Ended March 31, 2018
(₹ In Million)
	HZL	BALCO	Others	Total
Changes in NCI	—	—	—	—

For the Year Ended March 31, 2019
(₹ In Million)
	HZL	BALCO	Others	Total
Changes in NCI	—	—	—	—

For the Year Ended March 31, 2020
(₹ In Million)
	HZL	BALCO	Others	Total
Changes in NCI	—	—	(2,342)	(2,342)

For the Year Ended March 31, 2020
(US Dollars In Million)
	HZL	BALCO	Others	Total
Changes in NCI	—	—	(31)	(31)

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

The following table summarizes the capital of the Group:

As at March 31,	2019	2020	2020
	(₹ in million)	(₹ in million)	(US dollars in million)
Equity	731,946	681,895	9,045

Cash and cash equivalents (Note 20 and 21)	73,331	51,558	684
Short term investments (Note 19)	292,112	327,210	4,340
Structured Investment net of liability	27,018	—	—

Total cash (a)	392,461	378,768	5,024
Current borrowings (Note 22)	315,053	212,231	2,815
Non-current borrowings (Note 22)	347,209	367,244	4,871

Total debt (b)	662,262	579,475	7,686
Net debt (c=(b-a))	269,801	200,707	2,662

Total capital (equity+net debt)	1,001,747	882,602	11,707

Gearing ratio	0.3	0.2	0.2

33. Commitments, guarantees, contingencies and other disclosures

In the normal course of business, the Group enters into certain capital commitments and also gives certain financial guarantees.

A. Capital commitments

The Group has a number of continuing operational and financial commitments in the normal course of business including:

•	Exploratory mining commitments;

•	Oil & gas commitments;

•	Mining commitments arising under production sharing agreements; and

•	Completion of the construction of certain assets.

Estimated amount of contracts remaining to be executed on capital accounts and not provided for:

	As at,
	March 31, 2019	March 31, 2020	March 31, 2020
	(₹ in million)	(₹ in million)	(US dollars in million)
Oil & Gas sector
Cairn India	55,104	31,464	417

Aluminium sector
Lanjigarh Refinery (Phase II)	14,429	15,728	209
Jharsuguda 1.25 MTPA smelter	4,600	4,140	55

Zinc sector
Zinc India (mines expansion, solar and smelter)	19,351	9,123	121
Gamsberg mining & milling project	1,832	1,306	17

Copper sector
Tuticorin Smelter 400 KTPA*	27,941	27,913	370

Others	13,621	16,112	214

Total	136,878	105,786	1,403

*	currently contracts are under suspension under the force majeure clause as per the contract

Committed work programme (Other than capital commitment):

	As at,
	March 31, 2019	March 31, 2020	March 31, 2020
	(₹ in million)	(₹ in million)	(US dollars in million)
Oil & Gas sector
Cairn India (OALP - New Oil and Gas blocks)	38,113	58,409	775

Other Commitments

(i)

Power Division of the Company has signed a long term power purchase agreement (PPA) with Gridco Limited for supply of 25% of power generated from the power station with additional right to purchase power at (5%/7%) at variable cost as per the conditions referred to in PPA.The PPA has a tenure of twenty five years.

(ii)

TSPL has signed a long term power purchase agreement (PPA) with Punjab State Power Corporation Limited (PSPCL) [formerly known as Punjab State Electricity Board (PSEB)] for supply of power generated from the power plant. The PPA has tenure of twenty five years.

B. Guarantees

The aggregate amount of indemnities and other guarantees on which the Group does not expect any material losses, was ₹ 77,448 million and ₹ 64,878 million ($ 861 million) as at March 31, 2019 and March 31, 2020 respectively.

The Group has given guarantees in the normal course of business as stated below:

•

Guarantees and bonds advanced to the customs authorities in India of ₹ 6,759 million and ₹ 4,713 million ($ 63 million) as at March 31, 2019 and March 31, 2020 respectively relating to the export and payment of import duties on purchases of raw material and capital goods.

•	Guarantees issued for Group’s share of minimum work programme commitments of ₹ 23,673 million and ₹ 29,059 million ($ 385 million) as at March 31, 2019 and March 31, 2020 respectively.

•

Guarantee issued against liabilities for structured investment (Refer Note 35 for details of the transactions) worth ₹ 19,156 million as at March 31, 2019 (relinquished during the year due to liquidation of these investments)

•	Guarantees of ₹ 5,426 million and ₹ 537 million ($ 7 million) issued under bid bond for placing bids as at March 31, 2019 and March 31, 2020 respectively.

•

Bank guarantees of ₹ 1,150 million ($ 15 million) outstanding as at March 31, 2020 has been provided by the Group on behalf of Volcan Investments Limited to Income tax department, India as a collateral in respect of certain tax disputes.

•

Other guarantees of ₹ 21,284 million and ₹ 29,419 million ($ 390 million) as at March 31, 2019 and March 31, 2020 respectively issued for securing supplies of materials and services, in lieu of advances received from customers, litigation, for provisional valuation of custom duty and also to various agencies, suppliers and government authorities for various purposes. The Group does not anticipate any liability on these guarantees.

C. Export Obligations

The Indian entities of the Group have export obligations of ₹ 32,340 million and ₹ 38,269 million ($ 508 million) as at March 31, 2019 and March 31, 2020 respectively on account of concessional rates of import duty paid on capital goods under the Export Promotion Capital Goods Scheme and under the Advance Licence Scheme for the import of raw material laid down by the Government of India.

In the event of the Group’s inability to meet its obligations, the Group’s liability would be ₹ 4,333 million and ₹ 6,072 million ($ 81 million) as at March 31, 2019 and March 31, 2020 respectively, plus applicable interest.

The Group has given bonds of ₹ 15,571 million and ₹ 16,950 million ($ 225 million) as at March 31, 2019 and March 31, 2020 respectively to custom authorities against these export obligations.

D. Contingencies

The Group discloses the following legal and tax cases as contingent liabilities.

Hindustan Zinc Limited: Department of Mines and Geology

The Department of Mines and Geology of the State of Rajasthan issued several show cause notices to HZL in August, September and October 2006, aggregating ₹ 3,339 million ($ 44 million) as at March 31, 2019 and March 31, 2020 claiming unlawful occupation and unauthorised mining of associated minerals other than zinc and lead at HZL’s Rampura Agucha, Rajpura Dariba and Zawar mines in Rajasthan during the period from July 1968 to March 2006. HZL believes it is unlikely that the claim will lead to a future obligation and thus no provision has been made in the financial statements. In response, HZL filed a writ petition against these show cause notices before the High Court of Rajasthan in Jodhpur. In October 2006, the High Court issued an order granting a stay and restrained the Department of Mines and Geology from undertaking any coercive measures to recover the penalty. In January 2007, the High Court issued another order granting the Department of Mines and Geology additional time to file their reply and also ordered the Department of Mines and Geology not to issue any orders cancelling the lease. However, the Central Government and State Government are yet to file their replies. The matter will be listed in due course for hearing.

Vedanta Limited: Income tax

In March 2014, Vedanta Limited (notice was served on Cairn India Limited which subsequently merged with Vedanta Limited, accordingly now referred to as Vedanta Limited) received a show cause notice from the Indian Tax Authorities (‘Tax Authorities’) for not deducting withholding tax on the payments made to Cairn UK Holdings Limited (CUHL), for acquiring shares of Cairn India Holdings Limited (CIHL), as part of their internal reorganisation. The Tax Authorities have stated in the notice that a short-term capital gain has accrued to CUHL on transfer of the shares of CIHL to Vedanta Limited, in the financial year 2006–2007, on which tax should have been withheld by the Company. Pursuant to this, various replies were filed with the Tax Authorities. After several hearings, the Income Tax Authority, in March 2015, issued an order holding the Company as ‘assessee in default’ and raised a demand totalling ₹ 204,947 million ($ 2,718 million) (including interest of ₹ 102,473 million ($ 1,359 million)). The Company had filed an appeal before the First Appellate Authority, Commissioner of Income Tax (Appeals) which vide order dated July 03, 2017 confirmed the tax demand against the Company. The Company has challenged the Commissioner of Income Tax’s (Appeals) order before the Income Tax Appellate Tribunal (ITAT).

The Company also filed a writ petition before the Delhi High Court wherein it has raised several points for assailing the aforementioned Income Tax Authority’s order.

The matter came up for hearing on February 05, 2020 before Delhi High Court but adjourned and the next date of hearing is December 03, 2020.

Separately CUHL, on whom the primary liability of tax lies, had received an Order from the ITAT in the financial year 2016-17 holding that the transaction is taxable in view of the clarification made in the Act but also acknowledged that being a retrospective transaction, interest would not be levied. Hence affirming a demand of ₹ 102,473 million ($ 1,359 million) excluding the interest portion that had previously been claimed. The tax department has appealed this order before the Delhi High Court. As a result of the above order from ITAT, the Group considers the risk in respect of the interest portion of claim to be remote. Further, as per the recent recovery notice dated October 12, 2018 received from the Tax Recovery Officer (TRO) appointed for CUHL, tax demand of CUHL of approx. ₹ 49,960 million ($ 663 million) along with interest is outstanding. Further, in the said notice, tax department had also instructed to remit the preference shares redemption amount including dividend payable thereon to the TRO. Accordingly, amount aggregating to ₹ 6,070 million ($ 81 million) has been paid to the TRO on October 26, 2018 thus reducing the liability to ₹ 43,890 million ($ 582 million). Vedanta has also paid interim dividend of ₹ 50 million ($ 1 million) to the TRO. Accordingly, the Group has revised the contingent liability to ₹ 43,850 million and ₹ 43,840 million ($ 582 million) as at March 31, 2019 and March 31, 2020 respectively.

In the event, the case is finally decided against the Company, the demand payable along with interest as per the above mentioned order would be ₹ 204,947 million ($ 2,718 million), of which only ₹ 43,840 million ($ 582 million) is considered as possible. Separately, but in connection with this litigation, Vedanta Resources Limited has filed a Notice of Claim against the Government of India (‘GOI’) under the UK India Bilateral Investment Treaty (the BIT). The International Arbitration Tribunal passed a favourable order on jurisdiction and Transparency and hearing on merits have been completed in May 2019 and order will be passed in due course. The Government of India has challenged the jurisdiction and Transparency orders of Arbitration Tribunal before the High Court of Singapore. The Singapore High court heard the Transparency matter on February 24, 2020 and passed favorable order and held that it will take up the Jurisdiction issue after receiving Tribunal’s award on merits. GOI has appealed the above High Court order before Singapore Supreme Court.

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

Base Development Cost

Ravva joint operations had received a claim from the Ministry of Petroleum and Natural Gas, Government of India (GOI) for the period from 2000-2005 for ₹ 8,922 million ($ 129 million) for an alleged underpayment of profit petroleum (by recovering higher Base Development Costs (“BDC”) against the cap imposed in the PSC) to the Government of India (GOI), out of which, Vedanta Limited’s (Cairn India Limited which subsequently merged with Vedanta Limited, accordingly now referred to as Vedanta Limited) share will be ₹ 2,170 million ($ 29 million) plus interest. Joint venture partners initiated the arbitration proceedings and Arbitration Tribunal published the Award allowing claimants (including Vedanta Limited) to recover the development costs spent to the tune of ₹ 20,797 million ($ 276 million) and disallowed over run of ₹ 1,646 million ($ 22 million) spent in respect of BDC along with 50% legal costs. The High Court of Kuala Lumpur as well as Court of Appeal dismissed GOI’s application of setting aside the part of the Award. GOI challenge to the same before the Federal Court of Malaysia was also dismissed on May 17, 2016. The Company has filed an application for enforcement of award before Delhi High Court.

In connection with the above two matters, the Company has received an order dated October 22, 2018 from the GOI directing oil marketing companies (OMCs) who are the offtakers for Ravva to divert the sale proceeds to Government’s account. GOI alleges that the Ravva Joint Operations (consisting of four joint venture partners) has short paid profit petroleum of ₹ 23,491 million ($ 312 million) (the Company share approximately - ₹ 6,958 million ($ 92 million)) on account of the two disputed issues of ONGC Carry and BDC matters, out of which ₹ 4,788 million ($ 64 million) pertains to ONGC Carry and ₹ 2,170 million ($ 29 million) pertains to BDC Matter. Against an interim application, filed by Vedanta Limited along with one of its other joint venture partner, seeking stay of such action from GOI, before the Delhi High Court, where enforcement petitions for both matters are pending, the Court directed the OMCs to deposit above sums to the Court for both BDC and ONGC Carry matters. However, Vedanta Limited (and other joint venture partner) has been given the liberty to seek withdrawal of the proportionate amounts (fallen due as of the date of Court order) from the Court upon furnishing a bank guarantee of commensurate value. As on date, the Company has submitted bank guarantee of ₹ 6,284 million ($ 83 million) and received the corresponding proceeds.

During the proceedings of the above matter, the GOI has also filed an interim application seeking deposit by the said OMCs of an amount of ₹ 6,509 million ($ 86 million) (Vedanta’s share of ₹ 4,189 million ($ 56 million) towards interest on the alleged short payment of profit petroleum by the petitioners i.e. Vedanta Limited (and other joint venture partner).

The Hon’ble Delhi High Court vide its order dated February 19, 2020 allowed the petition for enforcement of the arbitration award in relation to BDC including declaratory relief and rejected the objections of GOI. The GOI has filed an SLP against this order before the Supreme Court which was listed on June 17, 2020 where in the Court directed the parties to file their written submissions by July 15, 2020. Supreme Court has heard the matter on August 26, 2020 and judgement has been reserved in the said matter.

The Hon’ble Delhi High Court vide its order dated May 28, 2020 has directed that all future sale proceeds of Ravva Crude w.e.f. June 5, 2020 be paid directly to Vedanta Limited by the OMCs. The interim application filed by GOI and the ONGC Carry matter has been listed for hearing on November 5, 2020.While the Company does not believe the GOI will be successful in its challenge, if the Arbitral Awards in above matters are reversed and such reversals are binding, the Company would be liable for approximately ₹ 6,425 million plus interest and ₹ 6,958 million ($ 92 million) plus interest as at March 31, 2019 and March 31, 2020 respectively.

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

The total claims against Vedanta Limited and its subsidiaries are ₹ 13,163 million and ₹ 13,664 million ($ 181 million) net of provisions made as at March 31, 2019 and March 31, 2020 respectively.

BALCO: Challenge against imposition of Energy Development Cess

BALCO challenged the imposition of Energy Development Cess levied on generators and distributors of electrical energy at the rate of 10 paise per unit on the electrical energy sold or supplied before the High Court on the grounds that the cess is effectively on production and not on consumption or sale since the figures of consumption are not taken into account and the cess is discriminatory since captive power plants are required to pay at the rate of 10 paise while the State Electricity Board is required to pay at the rate of 5 paise. The High Court of Chhattisgarh by its order dated December 15, 2006 declared the provisions imposing ED Cess on CPPs as discriminatory and therefore ultra vires the Constitution. BALCO sought a refund of the cess amounting to ₹ 345 million ($ 5 million) it had already paid till March 2006 under protest.

The State of Chhattisgarh filed a Special Leave Petition before the Supreme Court and the SC whilst issuing notice has stayed the refund of the Cess already deposited and the Supreme Court has also directed the State of Chhattisgarh to raise the bills but no coercive action be taken for recovery of the same. In case the Supreme Court overturns the decision of the High Court, Balco would, in addition to above, would be liable to pay ₹ 7,501 million and ₹ 8,407 million ($ 112 million) as at March 31, 2019 and March 31, 2020 respectively. Accordingly, the total liability on the Group would be ₹ 7,846 million and ₹ 8,752 million ($ 117 million) as at March 31, 2019 and March 31, 2020 respectively.

Miscellaneous disputes- Income tax

The Group is involved in various tax disputes amounting to ₹ 13,738 million and ₹ 19,093 million ($ 253 million) as at March 31, 2019 and March 31, 2020 respectively relating to income tax. It also includes similar matters where initial assessment is pending for subsequent periods and where the Group has made claims and assessments are in progress. These mainly relate to the disallowance of tax holiday for 100% Export Oriented Undertaking under section 10B of the Income Tax Act, 1961, disallowance of tax holiday benefit on production of gas under section 80IB of the Income Tax Act, 1961, on account of depreciation disallowances under the Income Tax Act and interest thereon which are pending at various appellate levels. Interest and penalty, if any would be additional. Refer note 9 (e) for other income tax disputes.

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

The approximate value of claims (excluding the items as set out separately above) against the Group companies total ₹ 36,914 million and ₹ 39,960 million ($ 530 million) as at March 31, 2019 and March 31, 2020 respectively.

The Group considers that it can take steps such that the risks can be mitigated and that there will no significant unprovided liabilities arising.

Except as described above, there are no pending litigations which the Group believes could reasonably be expected to have a material adverse effect on the results of operations, cash flows or the financial position of the Group.

Based on reassessments and developments during the period, the following matter that was reported as contingent liability as at March 31, 2019 is no more considered as contingent liability:

South Africa Carry Cost of ₹ 4,274 million basis the acceptance of closure application by Petroleum Agency South Africa (PASA) to exit from South Africa block

E. Operating Lease commitments:

i. As lessee

Refer Note 3(b) for details of the Group’s transition to IFRS 16 “Leases”. Commitments disclosed as non-cancellable operating leases under IAS 17 Leases have been recorded as lease liabilities from April 1, 2019, with the exception of short-term and low-value leases. Refer Note 25 for the maturity profile of the Company’s lease liabilities.

The aggregate amounts of minimum lease payments under non-cancellable operating leases at March 31, 2019, prepared and reported under IAS 17 “Leases”, were as follows:

March 31, 2019
Particulars	(₹ in million)
Within one year of the balance sheet date	139
Due in a period between one year and five years	202
Due after five years	2

Total	343

Lease payments recognized as expenses on non-cancellable leases is ₹ 156 million for the year ended March 31, 2019.

ii. As lessor

TSPL has ascertained that the Power Purchase Agreement (PPA) entered with Punjab State Power Corporation Limited (PSPCL) qualifies to be an operating lease. Based on the assessment that the lease payments are subject to variations on account of various factors like availability of coal, water, etc., the management has determined the entire consideration receivable under the PPA relating to recovery of capacity charges towards capital cost as contingent rent and has included the same under Statement of Profit or loss. Refer Note 6.

34. Interest in Other entities

a)	Subsidiaries

The Group’s subsidiaries as at March 31, 2020 are as follows:

Susbsidiaries	Principal activities	Country of Incorporation	Immediate holding company	The Company’s / Immediate holding Company’s percentage holding (in %) as at March 31, 2019	The Company’s / Immediate holding Company’s percentage holding (in %) as at March 31, 2020
Cairn Energy India Pty Limited*	Oil and gas exploration, development and production	Australia	Cairn India Holdings Limited	100.00	100.00
Copper Mines of Tasmania Pty Limited (“CMT”)	Copper mining	Australia	Monte Cello BV	100.00	100.00
Thalanga Copper Mines Pty Limited (“TCM”)	Copper mining	Australia	Monte Cello BV	100.00	100.00
Bharat Aluminium Company Limited (“BALCO”)	Aluminium mining and smelting	India	Vedanta Limited	51.00	51.00
Electrosteel Steels Limited[2]	Manufacturing of Steel & DI Pipe	India	Vedanta Star Limited	90.00	95.49
Goa Sea Port Private Limited	Infrastructure	India	Sterlite Ports Limited	100.00	100.00
Hindustan Zinc Limited (“HZL”)	Zinc mining and smelting	India	Vedanta Limited	64.92	64.92
MALCO Energy Limited (“MEL”)	Power generation	India	Vedanta Limited	100.00	100.00
Maritime Ventures Private Limited	Infrastructure	India	Sterlite Ports Limited	100.00	100.00
Paradip Multi Cargo Berth Private Limited	Infrastructure	India	Vedanta Limited	100.00	100.00
Sesa Mining Corporation Limited	Iron ore mining	India	Sesa Resources Limited	100.00	100.00
Sesa Resources Limited (“SRL”)	Iron ore mining	India	Vedanta Limited	100.00	100.00
Sterlite Ports Limited	Infrastructure	India	Vedanta Limited	100.00	100.00
Talwandi Sabo Power Limited (“TSPL”)	Power generation	India	Vedanta Limited	100.00	100.00
Vedanta Star Limited[2]	Operating and holding Company	India	Vedanta Limited	100.00	—
Vizag General Cargo Berth Private Limited	Infrastructure	India	Vedanta Limited	100.00	100.00
Killoran Lisheen Finance Limited	Investment company	Ireland	Vedanta Lisheen Holdings Limited	100.00	100.00
Killoran Lisheen Mining Limited	Zinc and lead mining	Ireland	Vedanta Lisheen Holdings Limited	100.00	100.00
Lisheen Milling Limited	Manufacturing	Ireland	Vedanta Lisheen Holdings Limited	100.00	100.00

Susbsidiaries	Principal activities	Country of Incorporation	Immediate holding company	The Company’s / Immediate holding Company’s percentage holding (in %) as at March 31, 2020	The Company’s / Immediate holding Company’s percentage holding (in %) as at March 31, 2019
Lisheen Mine Partnership	Mining Partnership Firm	Ireland	50% each held by Killoran Lisheen Mining Limited & Vedanta Lisheen Mining Limited	100.00	100.00
Vedanta Exploration Ireland Limited	Exploration company	Ireland	Vedanta Lisheen Holdings Limited	100.00	100.00
Vedanta Lisheen Holdings Limited	Investment company	Ireland	THL Zinc Holing BV	100.00	100.00
Vedanta Lisheen Mining Limited	Zinc and lead mining	Ireland	Vedanta Lisheen Holdings Limited	100.00	100.00
AvanStrate Inc. (‘ASI’)	Operating & holding Company	Japan	Cairn India Holdings Limited	51.63	51.63
Cairn India Holdings Limited	Investment company	Jersey	Vedanta Limited	100.00	100.00
Western Cluster Limited	Iron ore mining	Liberia	Bloom Fountain Limited	100.00	100.00
Bloom Fountain Limited	Operating (Iron ore) and Investment Company	Mauritius	Vedanta Limited	100.00	100.00
CIG Mauritius Holdings Private Limited	Investment Company	Mauritius	Cairn Energy Hydrocarbons Limited	100.00	100.00
CIG Mauritius Private Limited	Investment Company	Mauritius	CIG Mauritius Holdings Private Limited	100.00	100.00
Sesa Sterlite Mauritius Holdings Limited (“SSMHL”)***	Investment Company	Mauritius	Bloom Fountain Limited	100.00	—
THL Zinc Ltd	Investment company	Mauritius	THL Zinc Ventures Ltd	100.00	100.00
THL Zinc Ventures Limited	Investment company	Mauritius	Vedanta Limited	100.00	100.00

Twin Star Energy Holdings Limited (“TEHL”)***	Investment company	Mauritius	Bloom Fountain Limited	100.00	—
Twin Star Mauritius Holdings Limited (“TMHL”)***	Investment company	Mauritius	Twin Star Energy Holdings Limited	100.00	—
Amica Guesthouse (Proprietary) Limited	Accommodation and catering services	Namibia	Skorpion Zinc (Proprietary) Limited	100.00	100.00
Namzinc (Proprietary) Limited	Owns and operates zinc refinery	Namibia	Skorpion Zinc (Proprietary) Limited	100.00	100.00
Skorpion Mining Company (Proprietary) Limited (‘NZ’)	Exploration, development, production and sale of zinc ore	Namibia	Skorpion Zinc (Proprietary) Limited	100.00	100.00
Skorpion Zinc (Proprietary) Limited (‘SZPL’)	Operating (Zinc) and Investment Company	Namibia	THL Zinc Namibia Holdings (Proprietary) Limited	100.00	100.00
THL Zinc Namibia Holdings (Proprietary) Limited (“VNHL”)	Mining and Exploration and Investment company	Namibia	THL Zinc Ltd	100.00	100.00

Subsidiaries	Principal activities	Country of Incorporation	Immediate holding company	The Company’s / Immediate holding Company’s percentage holding (in %) as at March 31, 2019	The Company’s / Immediate holding Company’s percentage holding (in %) as at March 31, 2020
Lakomasko BV	Investment company	Netherlands	THL Zinc Holding BV	100.00	100.00
Monte Cello BV (“MCBV”)	Investment company	Netherlands	Vedanta Limited	100.00	100.00
THL Zinc Holding BV	Investment company	Netherlands	Vedanta Limited	100.00	100.00
Cairn Energy Discovery Limited**	Oil and gas exploration, development and production	Scotland	Cairn India Holdings Limited	100.00	100.00
Cairn Energy Gujarat Block 1 Limited	Oil and gas exploration, development and production	Scotland	Cairn India Holdings Limited	100.00	100.00
Cairn Energy Hydrocarbons Limited	Oil and gas exploration, development and production	Scotland****	Cairn India Holdings Limited	100.00	100.00
Cairn Exploration (No. 2) Limited**	Oil and gas exploration, development and production	Scotland	Cairn India Holdings Limited	100.00	100.00
Black Mountain Mining (Proprietary) Limited	Exploration, development, production and sale of zinc, lead, copper and associated mineral concentrates	South Africa	THL Zinc Ltd	74.00	74.00
Cairn South Africa Pty Limited**	Oil and gas exploration, development and production	South Africa	Cairn Energy Hydrocarbons Limited	100.00	100.00
AvanStrate Korea Inc	Manufacturer of LCD glass substrate	South Korea	Avanstrate (Japan) Inc.	100.00	100.00
Cairn Lanka Private Limited	Oil and gas exploration, development and production	Sri Lanka	CIG Mauritius Private Limited	100.00	100.00
AvanStrate Taiwan Inc	Manufacturer of LCD glass substrate	Taiwan	Avanstrate (Japan) Inc.	100.00	100.00
Fujairah Gold FZC	Manufacturing of Copper Rod and Refining of Precious Metals (Gold & Silver)	United Arab Emirates	Malco Energy Limited	100.00	100.00
Sterlite (USA) Inc.**	Investment company	United States of America	Vedanta Limited	100.00	100.00

*	Deregistered subsequent to Balance Sheet date
**	Under liquidation
***	Liquidated during the year
****	Principal place of business is in India

1)	The Group also has interest in certain trusts which are neither significant nor material to the Group.
2)	Vedanta star Limited has been merged with Electrosteels steel Limited w.e.f. March 25, 2020. (Refer note 4(a))

b) Joint Operations

The Group participates in several unincorporated joint operations which involve the joint control of assets used in oil and gas exploration and producing activities which are as follows:

		Participating Interest (%)
Operating Blocks	Area	As at March 31, 2019	As at March 31, 2020
India:
Ravva block – Exploration and production	Krishna Godavari	22.50	22.50
CB-OS/2 – Exploration	Cambay Offshore	60.00	60.00
CB-OS/2 – Development & production	Cambay Offshore	40.00	40.00
RJ-ON-90/1 – Exploration	Rajasthan Onshore	100.00	100.00
South Africa Block1-Exploration[1]	Orange Basin South Africa Offshore	60.00	—
RJ-ON-90/1 – Development & production	Rajasthan Onshore	70.00	70.00
Non-Operating Blocks
India:
KG-ONN-2003/1	Krishna Godavari Onshore	49.00	49.00

(1)	South Africa Block1-Exploration was relinquished on September 10, 2019.

35. Related party transactions

List of related parties and relationships –

A)	Entities Controlling the Company (Holding Companies)

•	Volcan Investments Limited (‘Volcan’)

•	Volcan Investments Cyprus Limited

Intermediate Holding Companies

•	Vedanta Resources Limited

•	Vedanta Resources Holdings Limited

•	Twin Star Holdings Limited

•	Finsider International Company Limited

•	Westglobe Limited

•	Welter Trading Limited

•	Richter Holdings Limited

•	Vedanta Resources Finance Limited

•	Vedanta Resources Cyprus Limited

B)	Fellow subsidiaries (with whom transactions have taken place)

•	Konkola Copper Mines*

•	Sterlite Technologies Limited

•	Sterlite Power Transmission Limited

•	Sterlite Iron and Steel Company Limited

•	Sterlite Power Grid Ventures Limited

C)	Post Retirement Benefit Plan

•	Balco Employees Provident Fund Trust

•	Hindustan Zinc Ltd Employees Contributory Provident Fund Trust

•	Sesa Group Employees Provident Fund Trust

•	Sesa Mining Corporation Limited Employees Provident Fund Trust

•	Sesa Resources Limited Employees Provident Fund Trust

•	HZL Employee group Gratuity Trust

•	Sesa Group Employees Gratuity Fund and Sesa Group Executives Gratuity Fund

•	Sesa Resources Limited Employees Gratuity Fund

•	Sesa Mining Corporation Limited Employees Gratuity Fund

•	HZL Superannuation Trust

•	Sesa Group Executives Superannuation scheme Fund

•	Sesa Resources Limited and Sesa Mining Corporation Limited Employees Superannuation Fund

D)	Associates and Joint Ventures (with whom transactions have taken place)

•	RoshSkor Township (Pty) Ltd

•	Goa Maritime Private Limited

E)	Other Related Parties (with whom transactions have taken place)

I)	Enterprises over which key management personnel/their relatives have control or significant influence

•	Vedanta Medical Research Foundation

•	Vedanta Foundation

•	Cairn Foundation

•	Sesa Community Development Foundation

•	Janhit Electoral Trust

•	Fujairah Gold Ghana

•	Runaya Refinery LLP

II)	Enterprises which are Associates/Joint Ventures of entities under common control

•	India Grid trust **

*

Konkola Copper Mines Plc (KCM) ceased to be a related party w.e.f. May 21, 2019. In March 2020, a provision of ₹ 2,070 million was recognised in relation to monies advanced to KCM against future purchase of copper cathode/ anode. Refer note 17 for details.

**	Ceased to be related party during the year.

Ultimate controlling party

As at March 31, 2020, the Group is majorly owned by Twin Star Holdings Limited, Finsider International Company Limited, Westglobe Limited and Welter Trading Limited which are in turn wholly owned subsidiaries of Vedanta Resources Limited (Intermediate Holding Company). The ultimate controlling party of the Group is Volcan (Volcan Investments Limited and its wholly owned subsidiary Volcan Investments Cyprus Limited), which is controlled by the Chairman Emeritus, Mr. Anil Agarwal and persons related to him. Volcan Investments Limited, Volcan Investments Cyprus Limited, Twin Star Holdings Limited, Finsider International Company Limited, Westglobe Limited and Welter Trading Limited do not produce Group financial statements.

A summary of significant related party transactions for the year ended March 31, 2018, March 31, 2019 and March 31, 2020 are noted below:

		For the Year ended Mar 31, 2018
		Entities controlling the company/ Fellow Subsidiaries	Associates/ Joint Ventures	Others	Total
		(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)
	Income:
(i)	Sales	12,005	—	—	12,005
(ii)	Other Income
a)	Interest income /guarantee commission/ (Finance costs)	350	—	—	350
b)	Outsourcing Service Income	33	—	—	33
c)	Dividend Income	85	—	—	85
	Expenditure and other transactions:
(i)	Purchases of goods/services	6,712	—	—	6,712
(ii)	Long Term Incentive Plan expense	530	—	—	530
(iii)	Management and brand fees expenses	3,447	—	—	3,447
(iv)	(Recovery of)/Reimbursement to / for other expenses	105	—	—	105
(v)	Corporate Social Responsibility Expenditure / donation	—	—	1,048	1,048
(vi)	Contribution to Post retirement employee benefit trust	—	—	708	708
(vii)	Remuneration to relative of Key Managerial Personnel	—	—	71	71
(viii)	Commission/Sitting Fees
	-To Independent directors	—	—	35	35
	-To key management personnel	—	—	2	2
	-To relatives of key management personnel	—	—	4	4
(ix)	Dividend paid.
	-To Holding companies	39,506	—	—	39,506
	-To key management personnel	—	—	0	0
	-To relatives of key management personnel	—	—	4	4
	Transactions during the year:
(i)	Loans given / (repaid)	0	—	—	0
(ii)	Guarantee given / (taken)	—	—	344	344
(iii)	Guarantee relinquished*	350,149	—	—	350,149
(iv)	Investment made/(redeemed)**	(1,118)	—	(4)	(1,122)

*

During the previous year ended March 31, 2018, guarantee worth ₹ 282,058 million has been withdrawn by Vedanta Resources Limited and the guarantees worth ₹ 68,091 million is extinguished as the underlying external loan has been repaid.

**	Includes premium on redemption of bonds of ₹ 96 million for the year ended March 31, 2018.

		For the Year ended Mar 31, 2019
		Entities controlling the company/ Fellow Subsidiaries	Associates/ Joint Ventures	Others	Total
		(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)
	Income:
(i)	Sales	9,184	—	—	9,184
(ii)	Other Income
a)	Interest income /guarantee commission/ (Finance costs)	394	—	—	394
b)	Outsourcing Service Income	30	—	—	30
c)	Dividend Income	162	—	—	162
	Expenditure and other transactions:
(i)	Purchases of goods/services	4,036	—	9	4,045
(ii)	Long Term Incentive Plan expense	148	—	—	148
(iii)	Management and brand fees expenses	3,389	—	—	3,389
(iv)	(Recovery of)/Reimbursement to / for other expenses	(21)	—	—	(21)
(v)	Corporate Social Responsibility Expenditure / donation	—	—	1,329	1,329
(vi)	Contribution to Post retirement employee benefit trust	—	—	714	714
(vii)	Remuneration to relative of Key Managerial Personnel	—	—	151	151
(viii)	Commission/Sitting Fees
	-To Independent directors	—	—	42	42
	-To key management personnel	—	—	10	10
	-To relatives of key management personnel	—	—	3	3
(ix)	Dividend paid.
	-To Holding companies	35,126	—	—	35,126
	-To key management personnel	—	—	0	0
	-To relatives of key management personnel	—	—	4	4
	Transactions during the year:
(i)	Loans given / (repaid)	—	(15)	—	(15)
(ii)	Guarantee given / (taken)	(8,735)	—	687	(8,048)
(iii)	Guarantee relinquished	8,735	—	524	9,259
(iv)	Investment made/(redeemed)	(1,992)	—	—	(1,992)
(v)	Investments Purchased from	38,124	—	—	38,124

		As at Mar 31, 2019
		Entities controlling the company/ Fellow Subsidiaries	Associates/ Joint Ventures	Others	Total
		(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)
	Balances as at year end:
(i)	Trade Receivables	104	—	—	104
(ii)	Loans to	737	51	—	788
(iii)	Receivable from	6,040	10	—	6,050
(iv)	Trade Payables	248	—	—	248
(v)	Payable to	21,596	—	867	22,463
(vi)	Investment in structured investments	47,717	—	—	47,717
(vii)	Investments	2,227	—	1,061	3,288
(viii)	Guarantees outstanding given / (taken)	—	—	507	507
(ix)	Banking Limits assigned/utilised/renewed to/for group companies *	1,150	—	—	1,150
(x)	Commission and consultancy fees payable to KMP and their relatives	—	—	47	47

*	Bank guarantee given by the Company on behalf of Volcan in favour of Income tax department, India as collateral in respect of certain tax disputes of Volcan.

		For the Year ended Mar 31, 2020
		Entities controlling the company/ Fellow Subsidiaries	Associates/ Joint Ventures	Others	Total	Total
		(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
	Income:
(i)	Sales	8,554	—	22	8,576	114
(ii)	Other Income
a)	Interest income /guarantee commission/ (Finance costs)	423	—	—	423	6
b)	Outsourcing Service Income	30	—	—	30	0
c)	Dividend Income	17	—	39	56	1
	Expenditure and other transactions:
(i)	Purchases of goods/services	581	—	67	648	9
(ii)	Long Term Incentive Plan (Recovery)	(4)	—	(2)	(6)	(0)
(iii)	Management and brand fees expenses	5,257	—	—	5,257	70
(iv)	(Recovery of)/Reimbursement to / for other expenses	479	—	1	480	6
(v)	Corporate Social Responsibility Expenditure / donation	—	—	1,110	1,110	15
(vi)	Contribution to Post retirement employee benefit trust	—	—	1,117	1,117	15
(vii)	Remuneration to relative of Key Managerial Personnel	—	—	169	169	2
(viii)	Commission/Sitting Fees
	-To Independent directors	—	—	42	42	1
	-To key management personnel	—	—	40	40	1
	-To relatives of key management personnel	—	—	3	3	0
(ix)	Dividend paid.
	-To Holding companies	7,267	—	—	7,267	96
	-To key management personnel	—	—	0	0	0
	-To relatives of key management personnel	—	—	1	1	0
	Transactions during the year:
(i)	Loans given / (repaid)	0	(3)	—	(3)	(0)
(ii)	Financial guarantee given / (taken)	—	—	2	2	0
(iii)	Financial guarantee relinquished	—	—	255	255	3
(iv)	Investment made/(redeemed) (Refer Note 35 (a))	(44,847)	—	—	(44,847)	(595)

		As at Mar 31, 2020
		Entities controlling the company/ Fellow Subsidiaries	Associates/ Joint Ventures	Others	Total	Total
		(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
	Balances as at year end:
(i)	Trade Receivables	30	—	—	30	0
(ii)	Loans to	793	42	—	835	11
(iii)	Receivable from	1,325	10	23	1,358	18
(iv)	Trade Payables	1,143	—	67	1,210	16
(v)	Payable to	601	—	681	1,282	17
(vi)	Investments	1,013	—	—	1,013	13
(vii)	Guarantees outstanding given / (taken)	—	—	255	255	3
(viii)	Banking Limits assigned/utilised/renewed to/for group companies*	1,150	—	—	1,150	15
(ix)	Remuneration, Commission and consultancy fees payable to KMP and their relatives	—	—	63	63	1

*	Bank guarantee given by the Company on behalf of Volcan Investments Limited in favour of Income tax department, India as collateral in respect of certain tax disputes of Volcan.

Remuneration of key management personnel

The remuneration of the key management personnel of the Group are set out below in aggregate for each of the categories specified in IAS 24 Related party disclosures.

	Year ended March 31,
	2018	2019	2020	2020
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Short term employee benefits*	326	413	396	5
Post-employment benefits**	24	14	79	1
Share based payments	61	45	12	0

Total	411	472	487	6

*

This includes reimbursement to the parent company for remuneration paid to the CEO and Whole Time Director of the Company aggregating to ₹ 115 million ($ 2 million) for the year ended March 31, 2020. The Company intends to seek approval of its shareholders for this payment at the ensuing annual general meeting. The said KMP has left the Company, subsequent to the Balance sheet date.

**	Does not include the provision made for gratuity and leave benefits, as they are determined on an actuarial basis for all the employees together.

a) Structured investments purchased from Volcan Investments Limited

During the previous year ended March 31, 2019, as part of its cash management activities, Cairn India Holdings Limited (CIHL), a step-down subsidiary of the Company, entered into a tripartite agreement with Volcan and one of its subsidiaries. Under the agreement, CIHL purchased an economic interest in a structured investment for the equity shares of Anglo American Plc (AA Plc), a company listed on the London Stock Exchange, from Volcan for a total consideration of ₹ 38,124 million (GBP 428 million, USD 541 million) (of which ₹ 18,159 million (GBP 200 million, USD 254 million) and ₹ 4,354 million (GBP 49 million, USD 64 million) was paid upto March 31, 2019 and during the year ended March 31, 2020 respectively) determined based on an independent third-party valuation. The ownership of the underlying shares, and the associated voting interests, remained with Volcan and the investment were to mature in two tranches in April 2020 and October 2020. In addition, CIHL also received a put option from Volcan. In July, 2019 , the transaction was unwound and the investments were redeemed for a total consideration of ₹ 44,847 million (GBP 519 million, USD 639 million), representing the actual price Volcan realised from selling the shares of AA Plc to an unrelated third-party net of applicable costs, out of which ₹ 926 million (GBP 10 million, USD 12 million) is outstanding.

b) Cairn PSC and OALP guarantee to Government

Vedanta Resources Limited as a parent company has provided financial and performance guarantee to Government of India for erstwhile Cairn India Group’s obligation under the Production Sharing Contract (‘PSC’). The guarantee provides for making available financial resources equivalent to Cairn India’s share for its obligation under PSC, personnel and technical services in accordance with industry practices and any other resources in case Cairn India is unable to fulfil its obligations under PSC.

Vedanta Resources Limited has also provided parent company financial and performance guarantee to Government of India for Vedanta Limited’s obligation under the Revenue Sharing Contract (‘RSC’) in respect of 41 Blocks awarded under the Round 1 of Open Acreage Licensing Policy (OALP) by Government of India. The guarantee provides for making available financial resources equivalent to Vedanta’s share for its obligation under RSC, personnel and technical services in accordance with industry practices and any other resources in case Vedanta is unable to fulfil its obligations under RSC.

Subsequent to year end, the Board has approved a consideration to be paid for Guarantee provided for OALP blocks. This will include one time charge of ₹ 1,772 million ($ 25 million) i.e. 2.5% of the estimated exploration cost of initial phase of ₹ 70,860 million ($ 1 billion) and an annual charge of 1% of spend subject to a minimum of ₹ 709 million ($ 10 million) and maximum of ₹ 1,417 million ($ 20 million).

c) Cairn Investment in Vedanta Resources Limited Bonds

Cairn India Holdings Limited had invested ₹ 2,110 million ($ 31 million) and ₹ 2,110 million ($ 31 million) as at March 31, 2019 and March 31, 2020 in bonds issued by Vedanta Resources Limited (formerly Vedanta Resources Plc), which have maturities ranging from June 2021 to May 2023 at coupon ranging from 7.13% to 8.25% p.a. The carrying value of these bonds (measured at FVTPL) are ₹ 2,227 million and ₹ 1,013 million ($ 13 million) as at March 31, 2019 and March 31, 2020 respectively.

d) Loans to holding companies

During the year ended March 31, 2016, Lisheen Milling Limited entered into a loan agreement with Twin Star Holding Limited for ₹ 667 million ($ 10 million) at an interest rate of 2.1% per annum. The loan is unsecured and the outstanding balance under the facility including interest accrued as at March 31, 2019 and March 31, 2020 is ₹ 680 million ($ 10 million) and ₹ 748 million ($ 10 million) respectively.

e) Loans to fellow subsidiaries

During the previous year ended March 31, 2019, the Group had renewed loan provided to Sterlite Iron and Steel Company Limited to finance project in earlier years. The loan balance as at March 31, 2019 was ₹ 45 million ($1 million) and March 31, 2020 was ₹ 49 million ($ 1 million). The loan is unsecured in nature and carries an interest rate of 8.50% per annum. The loan was due in March 2020. The loan has been renewed for a further period of 12 months in March 2020 and is due in March 2021.

Terms and conditions of transactions with related parties

All transactions with related parties are done in the ordinary course of business. Except as disclosed above, the Group has not recorded any impairment of receivables relating to amounts owed by related parties, for the year ended March 31, 2020. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

There are no outstanding debts or loans due from directors or other officers (as defined under Section 2(59) of the Companies Act, 2013) of the Company.

36. Subsequent Events

a)

The Company vide letter dated May 12, 2020 has informed the stock exchanges that the Company has received a letter dated May 12, 2020 from one of the members of the promoter and promoter group of the Company (“Promoter Group”) namely, Vedanta Resources Limited (“Vedanta”) wherein Vedanta has expressed its intention to, either individually or along with one or more subsidiaries, acquire all fully paid-up equity shares of the Company (“Equity Shares”) that are held by the public shareholders of the Company (as defined under the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009, as amended (“Delisting Regulations”), to be referred to as “Public Shareholders”) and consequently voluntarily delist the Equity Shares from BSE Limited and National Stock Exchange of India Limited, the recognized stock exchanges where the Equity Shares are presently listed (“Stock Exchanges”), in accordance with the Delisting Regulations (“Delisting Proposal”) and if such delisting is successful, then to also delist the Company’s America Depositary Shares from the NYSE and deregister the Company from the SEC, subject to the requirements of the NYSE and the SEC.

Further, the board of directors of the Company in their meeting held on May 18, 2020 have considered and granted their approval for the said Delisting Proposal and to seek shareholders’ approval for the said proposal. The Company has obtained the approval of its shareholders by way of special resolution through postal ballot and remote e-voting on June 24, 2020 for voluntary delisting of its equity shares from BSE Limited and National Stock Exchange of India Limited.

Further, the Company, in due course, will undertake necessary steps under the said Delisting Regulations.

b)

In June 2020, the Group agreed to provide loans aggregating to ₹ 45,829 million ($ 625 million) to Vedanta Resources Limited (VRL), including its subsidiaries, of which ₹ 35,652 million ($ 471 million) has been disbursed till date, (outstanding amount: ₹ 30,871 million ($ 421 million)) and has additionally pledged its cash balance of ₹ 31,164 million ($ 425 million) for providing guarantee for loans taken by VRL. VRL in its most recent financial statements for March 2020 has reported a material uncertainty relating to its going concern. Given that the aforementioned transaction was entered subsequent to the year end, in accordance with IAS 10, no accounting effect of the same is required to be recorded in these financial statements.

There are no other material adjusting or non-adjusting subsequent events, except as already disclosed.

37. Other matters

(a) i. Call option — HZL

Pursuant to the Government of India’s policy of disinvestment, the Company in April 2002 acquired 26% equity interest in Hindustan Zinc Limited (HZL) from the Government of India. Under the terms of the Shareholder’s Agreement (‘SHA’), the Company had two call options to purchase all of the Government of India’s shares in HZL at fair market value. The Group also acquired an additional 20% of the equity capital in HZL through an open offer. The Group exercised the first call option on August 29, 2003 and acquired an additional 18.9% of HZL’s issued share capital, increasing its shareholding to 64.9%. The second call option provides the Company the right to acquire the Government of India’s remaining 29.5% share in HZL. This call option was subject to the right of the Government of India to sell 3.5% of HZL shares to HZL employees. The Company exercised the second call option on July 21, 2009. The Government of India disputed the validity of the call option and refused to act upon the second call option. Consequently, the Company invoked arbitration which is in the early stages. The next date of hearing is to be notified. The Government of India without prejudice to the position on the Put / Call option issue has received approval from the Cabinet for divestment and the Government is looking to divest through the auction route. Meanwhile, the Supreme Court has, in January 2016, directed status quo pertaining to disinvestment of Government of India’s residual shareholding while hearing the public interest petition filed. Vedanta Limited has filed an early hearing application in Supreme Court. The hearings in the matter have started and will now be listed for further arguments in due course.

ii. Call option — BALCO

Pursuant to the Government of India’s policy of divestment, the Company in March 2001 acquired 51% equity interest in BALCO from the Government of India. Under the terms of the SHA, the Company had a call option to purchase the Government of India’s remaining ownership interest in BALCO at any point from March 02, 2004. The Company exercised this option on March 19, 2004. However, the Government of India contested the valuation and validity of the option and contended that the clauses of the SHA violate the erstwhile Companies Act, 1956 by restricting the rights of the Government of India to transfer its shares and that as a result such provisions of the SHA were null and void. In the arbitration filed by the Company, the arbitral tribunal by a majority award rejected the claims of the Company on the ground that the clauses relating to the call option, the right of first refusal, the “tag along” rights and the restriction on the transfer of shares violate the erstwhile Companies Act, 1956 and are not enforceable.

The Company has challenged the validity of the majority award before the Hon’ble High Court at Delhi and sought for setting aside the arbitration award to the extent that it holds these clauses ineffective and inoperative. The Government of India also filed an application before the High Court to partially set aside the arbitral award in respect of certain matters involving valuation. The matter will be listed for hearing in due course. Meanwhile, the Government of India without prejudice to its position on the Put / Call option issue has received approval from the Cabinet for divestment and the Government is looking to divest through the auction route.

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

(b) The Scheme of Amalgamation and Arrangement amongst Sterlite Energy Limited (‘SEL’), Sterlite Industries (India) Limited (‘Sterlite’), Vedanta Aluminium Limited (‘VAL’), Ekaterina Limited (‘Ekaterina’), Madras Aluminium Company Limited (‘Malco’) and the Company (the “Scheme”) had been sanctioned by the Honourable High Court of Madras and the Honourable High Court of Judicature of Bombay at Goa and was given effect to in the year ended March 31, 2014.

Subsequently the above orders of the honourable High Court of Bombay and Madras have been challenged by Commissioner of Income Tax, Goa and Ministry of Corporate Affairs through a Special Leave Petition before the honourable Supreme Court and also by a creditor and a shareholder of the Company. The said petitions are currently pending for hearing.

(c) Pursuant to Management Committee recommendation and minutes of Empowered Committee of Secretaries (ECS) filed by GoI, Vedanta Limited had considered cost recovery of ₹ 16,176 million ($ 251 million) in FY 2017-18, being the cost incurred over the initially approved FDP of Pipeline Project. Vedanta Limited’s claim for the resultant profit petroleum of ₹ 3,219 million ($ 43 million) (Refer Note 17), which had been previously paid, has been objected by the GoI. The Group believes that it has a good case on merits to recover the amount and has therefore treated it as a non-current recoverable amount.

(d) The Department of Mines and Geology (DMG) of the State of Rajasthan initiated the royalty assessment process from Jan 2008 to 2019 and issued a show cause notice vide an office order dated January 31, 2020 amounting to ₹ 19,250 million ($ 255 million). The Group has challenged (the show cause notice or / and) computation mechanism of the royalty on the ground that the State has not complied with the previous orders of Rajasthan High Court where a similar computation mechanism was challenged and Court had directed DMG to reassess basis the judicial precedents and mining concession rules. Pending compliance of previous orders, High Court has granted a stay on the notice and directed DMG not to take any coercive action. Based on the opinion of external council, the Group believes that it has strong grounds of a successful appeal, and the chances of an outcome which is not in favor of the Group is remote.

(e) In terms of various notifications issued by the Ministry of Environment, Forest and Climate Change (MoEF&CC), ash produced from thermal power plant are required to be disposed of by the Group in the manner specified in those notifications. However, compliance with manner of disposal as specified in those notifications is not achieved due to lack of demand from user agencies side. Consequently, the Group is storing ash produced in ash dyke in accordance with conditions of the Environmental Clearance & Consent to Operate granted by the MOEF&CC & Office of State Pollution Control Board (OSPCB) respectively as well as supplying the same to user agencies. Management believes storage of ash in ash dykes/ ash pond in accordance with environmental clearances received by the Group are enough compliance with the applicable notifications issued by MoEF&CC which is supported by a legal opinion obtained.

The National Green Tribunal (NGT) has also taken cognizance of the matter and vide its order dated February 12, 2020 has ordered for levy of environmental compensation on generating companies on account of their failure to comply the aforesaid notifications. The Group is in the process of filling an appeal with the Hon’ble Supreme Court of India (Apex Court) challenging the said order of NGT on the grounds that it is not in accordance with directions given by the Apex Court vide orders dated December 13, 2018 and February 04, 2019 and methodology for determination of compensation is not reasonable. Management believes that the outcome of the appeal will not have an adverse financial impact on the Group which is supported by a legal opinion obtained.

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

In accordance with Codification Topic 932 - Extractive Activities - Oil and gas, this section provides supplemental information on oil and gas exploration and producing activities of the Company for the years ended March 31, 2020, 2019 and 2018. The information included in items (i) through (iii) provides historical cost information pertaining to costs incurred in exploration, property acquisition and development, capitalized costs and results of operations. The information included in items (iv) and (v) present information on our estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to proved reserves, and changes in estimated discounted future net cash flows. Activities not directly associated with oil and gas producing activities are excluded from all aspects of this supplemental information.

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

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(i)	Capitalized costs relating to oil and gas producing activities

The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and asset retirement obligation assets:

	India	Sri Lanka	South Africa
	(₹ in millions)	(₹ in millions)	(₹ in millions)
March 31, 2020
Unproved oil and gas properties	33,033	58,959	2,728
Proved oil and gas properties	1,542,710	—	—
Support equipment	6,553	—	—

Gross Capitalized costs	1,582,296	58,959	2,728
Accumulated depreciation, depletion, and amortization, and valuation allowances (including impairment loss)	(1,465,495)	(58,959)	(2,728)

Net Capitalized costs	116,801	—	—

March 31, 2019
Unproved oil and gas properties	26,311	54,514	2,522
Proved oil and gas properties	1,386,994	—	—
Support equipment	5,231	—	—

Gross Capitalized costs	1,418,536	54,514	2,522
Accumulated depreciation, depletion, and amortization, and valuation allowances (including impairment loss)	(1,183,462)	(54,514)	(2,522)

Net Capitalized costs	235,073	—	—

March 31, 2018
Unproved oil and gas properties	17,121	51,261	2,372
Proved oil and gas properties	1,276,878	—	—
Support equipment	4,865	—	—

Gross Capitalized costs	1,298,864	51,261	2,372
Accumulated depreciation, depletion, and amortization, and valuation allowances (including impairment loss)	(1,075,592)	(51,261)	(2,372)

Net Capitalized costs	223,272	—	—

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(ii)	Costs incurred in oil and gas property acquisition, exploration and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized:

	India	Sri Lanka	South Africa
	(₹ in millions)	(₹ in millions)	(₹ in millions)
March 31, 2020
Acquisition of properties
Proved
Unproved
Exploration costs	3,061	4	1
Development costs	41,677	—	—

Total	44,738	4	1

March 31, 2019
Acquisition of properties
Proved
Unproved
Exploration costs	(37,060)	5	9
Development costs	75,158	—	—

Total	38,099	5	9

March 31, 2018
Acquisition of properties
Proved
Unproved
Exploration costs	(1,506)	9	10
Development costs	10,923	—	—

Total	9,417	9	10

* Figures in brackets ( ) represents reversal/ transfers between exploration and development costs.

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(iii)	Results of operations for oil and gas producing activities

The Company’s results of operations from oil and gas producing activities for the years ended March 31, 2020, 2019 and 2018 are shown in the following table.

Production costs are lifting costs incurred to operate and maintain productive wells and related equipment and facilities, including operating employees’ compensation, materials, supplies, fuel consumed in operations and operating costs related to natural gas processing plants.

Exploration expenses include the costs of geological and geophysical activities and non-productive exploratory wells. Depreciation and amortization expenses relate to assets employed in exploration and development activities. In accordance with Codification Topic 932 – Extractive Activities – Oil and gas, income taxes are based on statutory tax rates, reflecting allowable deductions. Till March 31, 2016, the Company had an effective tax rate lower than the statutory rate, benefiting from tax holiday in RJ Block under section 80-IB (9) of the Income Tax Act, 1961. Interest income and expense are excluded from the results reported in this table.

	India	Sri Lanka	South Africa
	(₹ in millions)	(₹ in millions)	(₹ in millions)
March 31, 2020
Revenues
Sales	126,608	—	—
Transfers	—	—	—
Operating Income	188	—	—

Total	126,795	—	—

Production costs	(50,251)	—	—
Exploration (expenses)/ reversal	(22)	(4)	(1)
Depreciation, depletion and amortization and valuation provisions (including impairment loss/reversal)	(175,086)	—	—

Results before income tax expenses	(98,564)	(4)	(1)
Income tax expenses	33,868	—	—

Results of operations from producing activities (excluding corporate overhead and interest costs)	(64,695)	(4)	(1)

March 31, 2019
Revenues
Sales	132,228	—	—
Transfers	—	—	—
Operating Income	283	—	—

Total	132,511	—	—

Production costs	(53,991)	—	—
Exploration expenses	(483)	(5)	(9)
Depreciation, depletion and amortization and valuation provisions (including impairment loss)	(39,942)	—	—

Results before income tax expenses	38,095	(5)	(9)
Income tax expenses	(13,787)	—	—

Results of operations from producing activities (excluding corporate overhead and interest costs)	24,307	(5)	(9)

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(iii)	Results of operations for oil and gas producing activities (continued)

	India	Sri Lanka	South Africa
	(₹ in millions)	(₹ in millions)	(₹ in millions)
March 31, 2018
Revenues
Sales	95,359	—	—
Transfers	—	—	—
Operating Income		—	—

Total	95,359	—	—

Production costs	(40,583)	—	—
Exploration expenses	8	(9)	(0)
Depreciation, depletion and amortization and valuation provisions (including impairment loss)	63,584	—	—

Results before income tax expenses	118,368	(9)	(0)
Income tax expenses	(46,398)	—	—

Results of operations from producing activities (excluding corporate overhead and interest costs)	71,970	(9)	(0)

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(iv)	Reserve quantities information

The following tables represent estimates for oil and gas reserves by geographic area as of March 31, 2020, 2019 and 2018. Quantities mentioned below represent proved developed and proved undeveloped reserves together with changes in quantities for the fiscal years 2020, 2019 and 2018.

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

A summary of the annual changes in the proved reserves of oil is as follows (in mmbbls):

Proved developed and undeveloped reserves	India	Sri Lanka	South Africa	Total
Reserves at March 31, 2017	57.56	—	—	57.56

Revisions of previous estimates	15.11	—	—	15.11
Extensions and discoveries	0.23	—	—	0.23
Improved Recovery	2.96	—	—	2.96
Sales of reserves	—	—	—	—
Purchases of reserves	—	—	—	—
Production for the year	(28.50)	—	—	(28.50)

Reserves at March 31, 2018	47.36	—	—	47.36

Revisions of previous estimates	99.82	—	—	99.82
Extensions and discoveries	2.31	—	—	2.31
Improved Recovery	4.87	—	—	4.87
Sales of reserves	—	—	—	—
Purchases of reserves	—	—	—	—
Production for the year	(27.53)	—	—	(27.53)

Reserves at March 31, 2019	126.83	—	—	126.83

Revisions of previous estimates	5.40	—	—	5.40

Extensions and discoveries	0.04	—	—	0.04

Improved Recovery	—	—	—	—

Sales of reserves	—	—	—	—

Purchases of reserves	—	—	—	—

Production for the year	(28.23)	—	—	(28.23)

Reserves at March 31, 2020	104.04	—	—	104.04

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(iv)	Reserve Quantities Information (continued)

A summary of the annual changes in the proved reserves of natural gas is as follows (in bcf):

Proved developed and undeveloped reserves	India	Sri Lanka	South Africa	Total
Reserves at March 31, 2017	5.71	—	—	5.71

Revisions of previous estimates	10.95	—	—	10.95
Extensions and discoveries	—	—	—	—
Improved Recovery	—	—	—	—
Sales of reserves	—	—	—	—
Purchases of reserves	—	—	—	—
Production for the year	(5.50)	—	—	(5.50)

Reserves at March 31, 2018	11.16	—	—	11.16

Revisions of previous estimates	89.22	—	—	89.22
Extensions and discoveries	2.75	—	—	2.75
Improved Recovery	0.05	—	—	0.05
Sales of reserves	—	—	—	—
Purchases of reserves	—	—	—	—
Production for the year	(7.81)	—	—	(7.81)

Reserves at March 31, 2019	95.37	—	—	95.37

Revisions of previous estimates	42.37	—	—	42.37

Extensions and discoveries	—	—	—	—

Improved Recovery	—	—	—	—

Sales of reserves	—	—	—	—

Purchases of reserves	—	—	—	—

Production for the year	(18.71)	—	—	(18.71)

Reserves at March 31, 2020	119.02	—	—	119.02

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

Year ending March 31, 2019

Total proved reserves as of March 31, 2018, were 49.22 mmboe. For the year ending March 31, 2019, total revisions of 114.68 mmboe were comprised of an increase of 127.59 mmboe based on technical revisions due to improved production performance, the approval of proved undeveloped projects, and 10-year extensions of the RJ-ON-90/1 and PKGM-1 PSCs, and a decrease of 12.91 mmboe due to revisions based on commodity prices. These total revisions were comprised of an increase of 0.67 mmboe for the Cambay block (CB/OS-2), 112.76 mmboe for the RJ Block (RJ-ON-90/1), and 1.25 mmboe for the Ravva block (PKGM-1). In fiscal year 2019, improved recovery of 4.88 mmboe were added from the approved polymer injection project in the Bhagyam field and expansion of water injection in the Ravva field. These improved recoveries were comprised of an increase of 4.54 mmboe for the RJ Block and 0.34 mmboe for the Ravva block. Extensions and discoveries of 2.77 mmboe were on account of inclusion of the Nagayalanka, GS-V, Kaameshwari-1, Shakti, and Tukaram fields which were approved for development, and extension through drilling in the Lakshmi and Ravva fields. These extensions and discoveries were comprised of an increase of 0.32 mmboe for the Cambay block, 1.55 mmboe for the Nagayalanka block (KG-ONN-2003/1), 0.86 mmboe for the RJ Block, and 0.04 mmboe for the Ravva block. After adjusting for the production of 28.83 mmboe, the total proved reserves as at March 31, 2019, were 142.72 mmboe.

Year ending March 31, 2020

Total proved reserves as of March 31, 2019, were 142.72 mmboe. For the year ending March 31, 2020, total revisions of 12.47 mmboe were comprised of an increase of 8.94 mmboe based on technical revisions due to improved production performance and an increase of 3.53 mmboe due to revisions based on commodity prices. These total revisions were comprised of an increase of 0.06 mmboe for the Cambay block (CB/OS-2), a decrease of 0.16 mmboe for the Nagayalanka block (KG-ONN-2003/1), an increase of 12.23 mmboe for the RJ Block (RJ-ON-90/1), and an increase of 0.34 mmboe for the Ravva block (PKGM-1). In fiscal year 2020, no revisions were made due to improved recovery. Extensions and discoveries of 0.04 mmboe were on account of inclusion of the Saraswati-4 Basement field which was approved for development in the RJ Block. After adjusting for the production of 31.35 mmboe, the total proved reserves as at March 31, 2020, were 123.88 mmboe.

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(iv)	Reserve quantities information (continued)

	2020		2019		2018
	Crude Oil	Natural gas	Crude Oil	Natural gas	Crude Oil	Natural gas
	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)
Net proved developed reserves:
India	91.49	100.45	101.40	56.45	38.59	9.87
Sri Lanka	—	—	—	—	—	—
South Africa	—	—	—	—	—	—

Total net proved developed reserves	91.49	100.45	101.40	56.45	38.59	9.87

Net proved undeveloped reserves:

India	12.55	18.57	25.43	38.92	8.77	1.29
Sri Lanka	—	—	—	—	—	—
South Africa	—	—	—	—	—	—

Total net proved undeveloped reserves	12.55	18.57	25.43	38.92	8.77	1.29

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

Future price changes are limited to those provided by existing contractual arrangements at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce fiscal year-end estimated proved reserves based on fiscal year-end costs, assuming continuation of fiscal year-end economic conditions. Pre-tax future net cash flow is net of decommissioning and removal costs. Estimated future income taxes are calculated by applying the appropriate year-end statutory tax rates. These rates reflect allowable deductions and tax credits and are applied to estimated future pretax net cash flows, less the tax basis of related assets. We have an effective tax rate lower than the statutory rate, benefiting from tax holiday in RJ Block under section 80-IB (9) of the Income Tax Act, 1961. Discounted future net cash flows are calculated using a discount rate of 10% per year. Discounting requires a year-by-year estimate of when future expenditures will be incurred and when reserves will be produced. The standardized measure of discounted future net cash flows prescribed under Topic 932 requires assumptions as to the timing and amount of future development and production costs and income from the production of proved reserves. The information does not represent management’s estimate or our expected future cash flows or the value of its proved reserves and therefore should not be relied upon as an indication of our future cash flow or value of its proved reserves.

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(v)	Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (continued)

	India (₹ in millions)	Sri Lanka (₹ in millions)	South Africa (₹ in millions)	Total (₹ in millions)
At March 31 2020
Future cash inflows	493,984	—	—	493,984
Future production costs	(301,972)	—	—	(301,972)
Future development costs	(28,465)	—	—	(28,465)
Future income tax expenses	(43,544)	—	—	(43,544)

Undiscounted future net cash flows	120,003	—	—	120,003
10 percent midyear annual discount for timing of estimated cash flows	(33,298)	—	—	(33,298)

Standardized measure of discounted future net cash flows	86,705	—	—	86,705

At March 31 2019
Future cash inflows	629,770	—	—	629,770
Future production costs	(349,686)	—	—	(349,686)
Future development costs	(55,167)	—	—	(55,167)
Future income tax expenses	(67,890)	—	—	(67,890)

Undiscounted future net cash flows	157,025	—	—	157,025
10 percent midyear annual discount for timing of estimated cash flows	(42,981)	—	—	(42,981)

Standardized measure of discounted future net cash flows	114,044	—	—	114,044

At March 31 2018
Future cash inflows	161,541	—	—	161,541
Future production costs	(83,517)	—	—	(83,517)
Future development costs	(22,648)	—	—	(22,648)
Future income tax expenses	(3,528)	—	—	(3,528)

Undiscounted future net cash flows	51,848	—	—	51,848
10 percent midyear annual discount for timing of estimated cash flows	(5,533)	—	—	(5,533)

Standardized measure of discounted future net cash flows	46,315	—	—	46,315

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(v)	Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (continued)

	India (₹ in millions)	Sri Lanka (₹ in millions)	South Africa (₹ in millions)	Total (₹ in millions)
Balance at April 1, 2019	114,044	—	—	114,044

Sales and transfers of oil and gas, net of production cost	(80,409)	—	—	(80,409)
Development cost incurred	39,114	—	—	39,114
Net change due to purchases and sales of minerals in place	—	—	—	—
Net change due to extensions, discoveries and improved recovery less related costs	43	—	—	43
Net change due to revisions in quantity estimates	13,595	—	—	13,595
Net change in prices, transfer prices and in production cost	(35,288)	—	—	(35,288)
Changes in estimated future development costs	(436)	—	—	(436)
Accretion of discount	18,193	—	—	18,193
Net change in income taxes	17,849	—	—	17,849
Timing	—	—	—	—

Balance at March 31, 2020	86,705	—	—	86,705

	India (₹ in millions)	Sri Lanka (₹ in millions)	South Africa (₹ in millions)	Total (₹ in millions)

Balance at April 1, 2018	46,315	—	—	46,315

Sales and transfers of oil and gas, net of production cost	(77,131)	—	—	(77,131)
Development cost incurred	58,242	—	—	58,242
Net change due to purchases and sales of minerals in place	—	—	—	—
Net change due to extensions, discoveries and improved recovery less related costs	12,071	—	—	12,071
Net change due to revisions in quantity estimates	158,825	—	—	158,825
Net change in prices, transfer prices and in production cost	42,652	—	—	42,652
Changes in estimated future development costs	(85,499)	—	—	(85,499)
Accretion of discount	4,985	—	—	4,985
Net change in income taxes	(46,416)	—	—	(46,416)
Timing	—	—	—	—

Balance at March 31, 2019	114,044	—	—	114,044

	India (₹ in millions)	Sri Lanka (₹ in millions)	South Africa (₹ in millions)	Total (₹ in millions)
Balance at April 1, 2017	47,493	—	—	47,493

Sales and transfers of oil and gas, net of production cost	(55,317)	—	—	(55,317)
Development cost incurred	8,388	—	—	8,388
Net change due to purchases and sales of minerals in place	—	—	—	—
Net change due to extensions, discoveries and improved recovery less related costs	4,075	—	—	4,075
Net change due to revisions in quantity estimates	25,035	—	—	25,035
Net change in prices, transfer prices and in production cost	15,257	—	—	15,257
Changes in estimated future development costs	(1,785)	—	—	(1,785)
Accretion of discount	4,887	—	—	4,887
Net change in income taxes	(1,718)	—	—	(1,718)
Timing	—	—	—	—

Balance at March 31, 2018	46,315	—	—	46,315