Form 20-F/A
period 2020-03-31
Vedanta Ltd
filed 2020-09-25
CIK 1370431

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

Yes  ☐    No  ☒

Explanatory Note

This Amendment No.1 (“Amendment No.1”) to the annual report on Form 20-F of Vedanta Limited amends its annual report on Form 20-F for the year ended March 31, 2020 filed on September 15, 2020 (the “Fiscal 2020 Form 20-F”). Vedanta Limited is filing this Amendment No.1 solely to furnish Exhibit 101 in accordance with Rule 405 of Regulation S-T, which was not included in the Fiscal 2020 Form 20-F in accordance with Rule 405 (a)(2)(ii) of Regulation S-T. Exhibit 101 includes information in eXtensible Business Reporting Language (“XBRL”).

Other than as expressly set forth above, this Amendment No. 1 to the Fiscal 2020 Form 20-F does not, and does not purport to, revise, update, amend or restate the information presented in, or any exhibits to, the Fiscal 2020 Form 20-F or reflect any events that have occurred subsequent to the filing of the Fiscal 2020 Form 20-F.

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

Date: September 25, 2020

VEDANTA LIMITED

By:	/s/ GR Arun Kumar
Name:	GR Arun Kumar
Title:	Whole Time Director & Chief Financial Officer