Form 20-F
period 2021-03-31
Vedanta Ltd
filed 2021-07-19
CIK 1370431

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended March 31, 2021

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

Prerna Halwasiya

Compliance Officer

Core-6, 3rd Floor, Scope Complex, 7, Lodhi Road

New Delhi-110003, India

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

As of March 31, 2021, 3,717,504,871 equity shares, par value ₹ 1 per equity share, were issued and outstanding, of which 160,903,244 equity shares were held in the form of 40,225,811 American Depositary Shares or ADSs.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

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

On February 25, 2012, Vedanta Resources Limited (“Vedanta” or “VRL”), the parent company of Sterlite Industries (India) Limited (“Sterlite” or “SIIL”), Sesa Goa Limited (“Sesa Goa”), Vedanta Aluminium Limited (“Vedanta Aluminium”), Sterlite Energy Limited (“Sterlite Energy”), Cairn India Limited (“Vedanta Limited - oil and gas business”) and The Madras Aluminium Company Limited (“MALCO”) announced an all-share merger of majority owned subsidiaries, Sesa Goa and SIIL, to create Sesa Sterlite Limited (“Sesa Sterlite” or “SSL”) and a consolidation of various subsidiaries held by Vedanta to effect the consolidation and simplification of Vedanta’s corporate structure through two series of transactions (together the “Re-organization Transactions” consisting of the “Amalgamation and Re-organization Scheme” and the “Cairn India Consolidation”). The Re-organization transactions were completed during fiscal year 2014 and the name of the merged entity was changed to Sesa Sterlite Limited with effect from September 18, 2013. The name of Sesa Sterlite Limited was changed to Vedanta Limited, with effect from April 21, 2015. Cairn India Limited (now Vedanta Limited’s - oil and gas business) merged into Vedanta Limited by way of a scheme of arrangement and the Board of Directors of both the companies made the merger operative on April 11, 2017 (the “Cairn India Merger”). All references to Vedanta Limited - oil and gas business and its subsidiaries are referred to as “Cairn”. See “Item 4: Information on the Company - A. History and Development of our Company”.

Sterlite Energy was a wholly owned subsidiary of SIIL and SIIL, Vedanta Aluminium, Sesa Goa, MALCO and Cairn India Limited (now Vedanta Limited - oil and gas business) were subsidiaries of Vedanta, the ultimate holding company. Therefore, the Re-organization Transactions and Cairn India Merger fall within the purview of the common control business combination transactions. The accounting policies described in Notes 1 and 3.C - “Business Combinations” of the consolidated financial statements included elsewhere in this Annual Report requires that financial statements of the combined entity, Vedanta Limited, be retroactively adjusted, as if the transaction had occurred at the earliest reporting period (or from the date the entity came under common control, where such a date is later).

In this Annual Report, references to the “ADS offering” is to the initial public offering of our equity shares in the form of American Depositary Shares (“ADSs”), each currently representing four equity shares, in the United States (or the “US”) completed in June 2007.

Unless otherwise indicated, our accompanying financial information has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), for fiscal years ended March 31, 2019, 2020 and 2021. References to a particular “fiscal year or “FY” are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30 and December 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.

Our consolidated financial statements are reported in Indian Rupees or “₹”. Unless otherwise specified, translation of amounts for the convenience of the reader has been made in this Annual Report (i) from Indian Rupees to US dollars at the rate of ₹ 73.14 per $ 1 based on the exchange rate quoted by the Federal Reserve Bank of New York as of March 31, 2021; (ii) from Australian dollars to US dollars at the rate of AUD 0.7613 per $ 1 based on the exchange rate quoted by the Federal Reserve Bank of New York as of March 31, 2021; (iii) from South African Rand to US dollars at the rate of ZAR 14.7475 per $ 1 based on the exchange rate quoted by the Federal Reserve Bank of New York as of March 31, 2021; (iv) from British Pound to US dollars at the rate of GBP 1.3795 per $ 1 based on the exchange rate quoted by the Federal Reserve Bank of New York as of March 31, 2021 and (v) from Namibian dollars to US dollars at the rate of NAD 14.9233 per $ 1 based on the exchange rate quoted at www.oanda.com as of March 31, 2021. As of June 25, 2021, the exchange rate between US dollars and Indian Rupees was $ 1 = ₹ 74.14 as quoted by the Federal Reserve Bank of New York. All financial information presented in US dollars has been rounded to nearest decimal. Any amount less than US dollar 0.5 million has been presented as “0”.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our company and our industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. These forward-looking statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that, although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. Factors which could cause these assumptions to be incorrect include, but are not limited to:

•	changes resulting directly or indirectly due COVID-19 Pandemic;

•	regulatory, legislative and judicial developments and future regulatory actions and conditions in our operating areas;

•	dependence on obtaining and maintaining mining leases for our mining sites and approvals from regulatory authorities for increasing oil and gas production;

•	compliance with extensive environmental and health and safety regulations;

•	the future capital requirements of our business and the availability of financing on favorable terms;

•	construction of pipeline and terminal may take longer than planned, may not work as intended and the cost of construction may be greater than forecast;

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

A. Selected Consolidated Financial Data

The selected consolidated financial data presented below as of March 31, 2020 and 2021 and for the years ended March 31, 2019, 2020 and 2021 has been derived from our consolidated financial statements included herein, which have been prepared in conformity with IFRS as issued by the IASB. The consolidated financial statements as of March 31, 2020 and 2021 and for the years ended March 31, 2019, 2020 and 2021 have been audited by S.R. Batliboi & Co. LLP, India, our independent registered public accounting firm, and included elsewhere in this Annual Report.

The selected consolidated financial data presented below as of March 31, 2017, 2018 and 2019, and for the years ended March 31, 2017 and 2018 has been derived from our consolidated financial statements, which also have been prepared in conformity with IFRS as issued by the IASB, and which have not been included in this Annual Report.

Our historical results do not necessarily indicate our expected results for any future period. The translations of Indian Rupee amounts to US dollars presented in the tables below, are solely for the convenience of the reader and are based on the noon buying rate of ₹ 73.14 per $ 1 in the City of New York for cable transfers of Indian Rupees, respectively, as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2021. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such rates or at any other rates.

You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements included elsewhere in this Annual Report.

	For the Year Ended March 31,
	2017	2018	2019	2020	2021	2021
	(₹ in millions except shares and per share data)					($ in millions except shares and per share data)
INCOME STATEMENT DATA
Revenue	714,644	909,549	909,012	835,446	868,630	11,876
Profit/ (Loss) for the year	98,545	47,284	76,229	(42,100)	146,990	2,010
Earnings per share
Basic	18.57	3.80	13.43	(16.54)	30.47	0.42
Diluted	18.56	3.79	13.38	(16.54)	30.28	0.41
CASH FLOW DATA
Cash flow from operating Activities	212,105	348,407	208,420	182,393	295,952	4,046
Cash flow from Investing Activities	(79,910)	(52,153)	(133,147)	(116,866)	(167,358)	(2,288)
Cash flow from Financing Activities	(49,123)	(357,144)	(45,643)	(87,356)	(131,371)	(1,796)
BALANCE SHEET DATA
Total assets	1,918,861	1,764,429	1,930,910	1,755,405	1,771,111	24,216
Short-term borrowings	413,126	313,700	315,053	212,231	189,600	2,592
Long-term borrowings	332,654	267,888	347,209	367,244	379,622	5,191
Non-controlling interests	137,250	157,377	150,608	169,374	149,452	2,043
Equity attributable to equity holders of the parent	576,538	596,800	581,388	512,521	584,597	7,993
DIVIDENDS
Dividend per share	19.45	21.2	18.85	3.9	9.50	0.13
Weighted average number of equity shares used in computing earnings per share
Basic	2,964,333,584	3,709,778,760	3,705,502,141	3,702,554,614	3,704,196,924	3,704,196,924
Diluted	2,965,560,871	3,717,466,311	3,721,449,633	3,702,554,614	3,727,544,981	3,727,544,981

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

1. Risks related to global health pandemic from COVID-19

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

The outbreak or continued outbreak of COVID-19, which has been declared a global pandemic by organisations such as the World Health Organization in the first quarter of 2020, has severely affected and continues to seriously affect the global economy. Several nations and territories, including areas where Vedanta Limited operates, imposed strict quarantine measures, social distancing rules, closure of work sites, restaurants, bars and non-essential services, and even complete lockdowns of certain populations or areas. These measures have inadvertently resulted in a period of business disruption, including prolonged disruptions to manufacturing and global supply chains as well as restrictions on business activity and the movement of people comprising a significant portion of the world’s population, and a decrease in economic activity in several countries. Although many governments have introduced stimulus packages to mitigate the effect of the outbreak of the COVID-19 pandemic on their respective economies, there is no assurance that such packages are sufficient or that such measures will successfully improve business sentiments in the affected economies in the short term. As the virus has been undergoing several mutations, new outbreaks of COVID-19 have arisen from time to time. The severity and duration of outbreaks vary from country to country, which may result in differing economic impact on each country. Despite the global vaccination effort, there is no guarantee that the risk of additional outbreaks will not happen in any country.

As a result, the COVID-19 pandemic has led to uncertainty in the global economy, including India and significant volatility in global financial markets, which had a negative impact on global economic conditions and led to significant declines in the demand for and prices of the commodities Vedanta Limited produces and sells during the first half of 2020. However, lockdowns were gradually lifted, and economic activities restarted slowly. With the help of several fiscal and monetary stimulus packages announced by various countries, the second half of 2020 witnessed improvement in economic condition and revival of demand for commodities, which continued in 2021, although in different degrees in different countries. However, the duration of the COVID-19 outbreak and the resulting future effects are uncertain, and the foregoing impacts and other effects not referenced above, as well as the ultimate impact of the COVID-19 outbreak, are difficult to predict and it is possible that the COVID-19 pandemic will cause a prolonged global economic crisis or recession.

For India, Q4 FY 2021 began on a positive note on the approval of two vaccines for use in India which contributed to positive expectation on the economy. India experienced a second wave starting since March 2021 and spread in wide areas in India in short period of time. The number of people infected from the virus and the deaths occurred due to it had been many times higher than the first wave which posed India’s economic recovery in an uncertain condition. Unlike a nation-wide lock down during the first wave, many Indian states resorted to local lockdown or curfew to control the spread of the virus during the second wave. As Government of India continued to focus on domestic commodity production and various relief measures implemented, India’s GDP growth rate turned into positive in Q3 and Q4 of FY 2021. As per World Economic Outlook published by International Monetary Fund (IMF) in April 2021, India’s GDP has registered -8% growth in 2020, but it is projected to bounce back by 12.5% in 2021. However, though the number of infected people has been seen declining and lockdowns or curfew measures are being eased in some states in India, there may be further outbreaks of COVID-19 cases or outbreak of other diseases like Mucormycosis which may force restraining economic activities in the future.

The COVID-19 pandemic has directly impacted the company’s business operations, requiring the Company to adopt precautionary measures such as telecommuting, limiting face-to-face meetings and restricting domestic and overseas business travel. Though there had been periodic lockdowns and open up in various parts of the world, our focus remained on maintaining business continuity, while ensuring overall safety of our people and community. The Company continued to maintain global standards to manage health and hygiene at workplace and a 24 hour health helpline was provided for employees and their family members to deal with the viral disease. A series of health webinars and awareness programs for employees and community alertness were conducted to spread awareness. In one of the largest COVID vaccination drives carried out by corporate India, Vedanta Cares has administered one dose of vaccine to over 84000 employees, business partners as well as their family members by June 15, 2021. The company has proposed to complete its vaccination drive across all its locations by August 2021. Some of the other initiatives include extending COVID Kawach insurance to business partners that includes Term Life, Hospitalization as well as an Ex-gratia amount of ₹ 1 million (equivalent to ₹ 10 Lakhs) and ensuring salary until retirement for families of deceased. In order to help our country in its fight against the second wave of COVID-19, the company pledged ₹ 1,500 million. Our flagship program Vedanta Care has taken up with 1,000 bed initiative in 10 different locations across India, with 10 ventilator equipped beds and 90 oxygen support beds will be added in each location. Our aluminum, Cairn and HZL units have added almost another 1,000 additional beds in existing hospitals along with supplying liquid medical oxygen, distributing masks and sanitizer to the communities and delivering food in large scale to the needy people as part of our CSR program. While we have not experienced any major disruption to its supply chain in light of the COVID-19 pandemic and the relevant lockdown periods as applicable, there can be no assurance that the COVID-19 pandemic may not in the future affect the Company’s ability to continue doing business with its suppliers, third-party contractors and other parties that Vedanta Limited conducts business with or that operate within the Company’s supply chains. The COVID-19 pandemic may also result in a decrease in demand for Vedanta Limited’s products. During the lockdown in India, owing to the constraints in the Indian domestic market, the Company has experienced a decline in domestic demand for its products requiring it to access the export market in order to maintain its sales. While domestic demand for the Company’s products have improved following the lifting of the lockdown restrictions, there can be no assurance that there will not be future lockdown restrictions imposed due to the COVID-19 pandemic which in turn could have an adverse impact on the demand for Vedanta Limited’s products.

The COVID-19 pandemic initially severely impacted the global commodity market with weaker prices seen during January to April of 2020 across oil and bulk metals in particular which has impacted the prices of the commodities the Company produces and sells. A decline in prices for the products which the Company sells may significantly and adversely impact the value of its inventories and its profitability. For example, average LME prices of zinc and aluminium and Brent crude oil price decreased by 19%, 9% and 50% respectively between January and March 2020. However, commodity prices started recovering from the month of May-June of 2020. Subsequently, base metal prices surpassed the pre-COVID level and reached multi-year high. But due to volatile nature of the market and evolving nature of the COVID pandemic due to emergence of new strains of the virus, there is no assurance that commodity prices will sustain the momentum in near future.

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

The COVID-19 pandemic situation remains volatile, rendering the future impact on Vedanta Limited’s operations difficult to assess. Though the operational and financial performance of Vedanta Limited recovered from the initial disruption caused by the COVID-19 pandemic. There can be no assurance that the COVID-19 pandemic will not have any adverse impact on Vedanta Limited’s capital and financial resources, profitability or liquidity position beyond Fiscal Year 2021. While Vedanta Limited continues to pay close attention to the development of the COVID-19 pandemic and adopt relevant measures to assess the impact of the COVID-19 pandemic on its business operations and financial situation, there can be no assurance that Vedanta Limited will be able to make such timely and/or accurate assessments thereof. The extent to which the COVID-19 pandemic will impact Vedanta Limited’s operations and revenues will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the scope, severity and duration of the pandemic, new information concerning the severity of the COVID-19 pandemic, the actions taken to contain the COVID-19 pandemic or mitigate its impact, and the direct and indirect economic effects of the illness and containment measures, among others. Any intensification of the COVID-19 pandemic or any other severe communicable disease in the jurisdictions where Vedanta Limited operates may adversely affect its business, financial condition and results of operations.

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

2. Risks Relating to Our Business

i) Our operations are subject to governmental, health and safety and environmental regulations, which require us to obtain and comply with the terms of various approvals, licenses and permits. Any failure to obtain, renew or comply with the terms of such approvals, licenses and permits in a timely manner may have a material adverse effect on our business, financial condition and results of operations

Numerous governmental permits, approvals and licenses are required for our operations as the industries in which we operate and seek to operate are subject to numerous laws and extensive regulation by national, state and local authorities in jurisdictions including India, South Africa, Namibia, UAE, Ireland, Australia, Japan, South Korea, Taiwan, Liberia and any other jurisdictions where we may operate in future. Our operations are also subject to laws, regulations and standards relating to employment, protection of the health and safety of our employees, and the environment, including conservation and climate change. Evolving regulations, standards and stakeholder expectations could result in increased cost, litigation or threaten the viability of operations in extreme cases. For instance, we are required to obtain various environmental and labor-related approvals in connection with our operations in India, including clearances from the Ministry of Environment, Forests and Climate Change (“MoEF&CC”), GoI and from the relevant pollution control boards in various states in India in which we operate in order to establish and operate our facilities. Certain of such approvals are valid for certain specified periods of time and require periodic renewals, such as consents to operate under the Air (Prevention and Control of Pollution) Act, 1981, as amended, and the Water (Prevention and Control of Pollution) Act, 1981 from the relevant Pollution Control Boards

Further, our oil and gas exploration and mining activities depend on the grant or renewal of various exploration and mining licenses and production sharing contracts (“PSC”) and other regulatory approvals that are valid for a specific period of time. In addition, such licenses and contracts contain various obligations and restrictions, including restrictions on assignment or any other form of transfer of a mining lease or on the employment of a person who is not an Indian national. For instance, in connection with our mining operations in India, mining leases are typically granted for a period of 50 years and stipulate conditions including approved limits on extraction. Similarly, in connection with our oil and gas operations in India, Cairn is required to enter into a PSC and obtain an exploration license; before it can commence exploration activities and if exploration is successful, Cairn is then required to procure a petroleum mining lease from the relevant government authority which typically extends for a period of 20 years in order to conduct petroleum operations.

Our current oil and gas reserves and production are significantly dependent on the Rajasthan block in India. The PSC for the block was initially valid until May 14, 2020. On April 7, 2017, the Ministry of Petroleum and Natural Gas (“MoPNG”) issued a policy on the grant of extension to the PSCs relating to the Pre-New Exploration Licensing Policy Exploration Blocks (“Pre-NELP Extension Policy”) signed by the GoI. The Pre-NELP Extension Policy defines the framework for granting of extension for Pre-New Exploration Licensing Policy (“Pre-NELP”) Exploration Blocks. Under the Pre-NELP Extension Policy, the Government’s share of profit petroleum during the extended period of contracts would be at higher rates for the applicable fields. On October 26, 2018, the GoI granted its approval for a ten year extension of the PSC for the Rajasthan Block under the Pre-NELP Extension Policy, subject to certain conditions. The applicability of the Pre-NELP Extension Policy (entailing additional 10% higher profit petroleum to the GoI) to Rajasthan Block PSC has been challenged by Cairn before the Delhi High Court. The Delhi High Court passed a judgment on May 31, 2018 directing extension of PSC on same terms. This judgment was appealed by the GoI. The division bench of the Delhi High Court vide its order dated March 26, 2021 has allowed the appeal of the GoI. We are evaluating the judgement and shall decide on the future course of action as appropriate. Separately, Director General of Hydrocarbons (“DGH”) has sought an unconditional acceptance of the conditions to the extension of the Rajasthan Block PSC, which includes the payment of additional profit petroleum to GoI on account of certain audit observations. Cairn has initiated arbitration and filed a Notice of Arbitration dated May 14, 2020 against GoI with respect to such audit observations. In a separate matter, Cairn has initiated arbitration and filed a Notice of Arbitration dated March 1, 2019 against ONGC with respect to issue of Cost Oil finalization.

Due to extenuating circumstances resulting from the COVID -19 pandemic and pending signing of the PSC addendum for extension after complying with all stipulated conditions, GoI through letter dated May 14, 2020 permitted the Company to continue petroleum operations in the RJ Block with effect from May 15, 2020 until the earlier of the date that the extension is signed or a period of three months from the date of the letter. GoI, has from time to time extended this and it is presently valid till July 30, 2021. If the Rajasthan Block PSC is not extended on same terms as before, it could result in substantial loss of value and any adverse outcome arising out of the conditions imposed by the GoI may lead to delays in obtaining PSC extension or result in financial liability, either of outcome could have a material and adverse effect on our results of operations and financial condition. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” and “Item 4. Information on the Company” for further details. Furthermore, under the terms of our PSCs, we are obliged to sell our entitlement of crude oil in the Indian domestic market until such time as the total availability of the crude oil and condensate from all Indian domestic petroleum production activities meets the total Indian national demand for crude oil and India achieves self-sufficiency. There is currently a mismatch between the demand for and the supply of crude oil in India, with the domestic demand outweighing the domestic production, and this mismatch is expected to continue in the long term. Further, to the extent our Indian blocks yield crude oil that is not suitable for processing by refineries in India or on account of any downward shift in demand for such crude oil from our buyers, it may be difficult for us to monetize such domestic crude oil reserves and this could have a material adverse effect on our oil and gas business, financial condition and results of operations.

The Government approval is also required, generally, for the continuation of mining as well as oil and gas exploration and production activities in India and other jurisdictions, and such approval can be revoked for a variety of circumstances by the GoI, Indian courts or other authorities. Any general suspension of mining activities by the government of a jurisdiction governing our mining operations could have the effect of suspending or limiting production from our operations. For example, our total iron ore production declined from 13.8 mmt in fiscal year 2012 to 0.6 mmt in fiscal year 2015 due to the forced suspension of mining activities in Goa. The suspension orders were withdrawn by the Goa state government in 2015 and operations recommenced in January 2015. The Supreme Court passed its final order on the matter on February 7, 2018 wherein it set aside the second renewal of the mining leases granted by the state of Goa. The Supreme Court directed all lease holders operating under such second renewal to stop all mining operations with effect from March 16, 2018 until fresh mining leases (not fresh renewals or other renewals) and fresh environmental clearances are granted under the Mines and Minerals (Development and Regulation) Act (“MMDR”). Our mines in Goa were affected by this judgement of the Supreme Court of India. Subsequent to this judgement, the Company had filed for representation before the Goa state government seeking extension of the validity of our leases in accordance with the provisions of the MMDR Amendment Act, 2015 which provides that all leases granted prior to the commencement of 2015 Amendment Act were deemed to be granted for a tenure of 50 years, which was not considered by the state government citing directions in the Supreme Court order dated February 7, 2018. Writ Petition filed before the High Court of Bombay at Goa against the letter of the state government was dismissed by the High Court on the ground that it will not be proper for the High Court to grant the relief sought therein. The Company has challenged the order of High Court before the Supreme Court, in which notice has been issued to parties and the State Government has filed a supportive affidavit. Separately, the Company and State government has filed review petition against the order dated February 7, 2018.

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

For example, in March 2013, the Tamil Nadu Pollution Control Board (“TNPCB”) ordered the closure of the 400,000 tpa copper smelter at Tuticorin in Tamil Nadu, India due to complaints regarding a noxious gas leak by local residents. On April 1, 2013, we filed a petition with the National Green Tribunal (“NGT”) challenging the order of the TNPCB on the basis that the plant’s emissions were within permissible limits. The NGT thereafter passed an interim order in May 2013 allowing the copper smelter to recommence operations subject to certain conditions, and we recommenced operations in June 2013. However, the TNPCB filed a notice of appeal against the orders of the NGT, at the Supreme Court of India. These appeals have been allowed by the Supreme Court and the NGT judgment has been set aside on grounds of maintainability. However, the Supreme Court has given the Company, liberty to approach the High Court of Madras to challenge the orders of TNPCB. We then filed a petition before the High Court of Madras, Principal Bench challenging the impugned orders of TNPCB passed in 2013. The High Court vide its judgement dated August 18, 2020 dismissed the writ petition filed by the Company. The Company approached the Supreme Court and challenged the said High Court order by way of a Special Leave Petition (“SLP”) to Appeal. After hearing the parties, the bench admitted the SLP. The application for interim relief for running the plant on a trial basis was heard on December 2, 2020 and the Supreme Court had rejected such application for interim relief. The Interim Application on oxygen plant status is to be listed in due course. The main SLP is now listed for hearing on August 17, 2021.

TNPCB through its order dated April 9, 2018 rejected the Company’s application for renewal of Consent to Operate (“CTO”) for its existing copper smelter plant in Tuticorin and operations at the plant have been suspended. The Company filed an appeal with the TNPCB Appellate Authority against the aforesaid rejection order. During the pendency of the appeal, TNPCB through its order dated May 23, 2018 ordered for electricity supply to the plant to be discontinued and the Tamil Nadu state government ordered the closure of the copper smelter plant on May 28, 2018. The said impugned orders are presently under challenge in SLP before the Supreme court and the SLP is due for hearing on August 17, 2021. As of the date of this annual report, the Company’s copper smelter plant in Tuticorin remains closed. Prolonged shutdown of our copper smelter at Tuticorin could be credit negative and marginally increase its leverage. See “Item 8: Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings” for further details.

ESL, our subsidiary filed an application for renewal of CTO on August 24, 2017 for the period of five years which was denied by Jharkhand State Pollution Control Board (“JSPCB”) on August 23, 2018. On August 25, 2018, the Hon’ble High Court of Jharkhand granted stay against said order of denial of CTO by JSPCB to allow to continue the operations. Further, the MoEF&CC passed an order revoking the environmental clearance of ESL. ESL challenged the revocation of the environmental clearance before Hon’ble Jharkhand High Court and on September 27, 2018, the High Court stayed the order of MoEF&CC. In December 2019, ESL has been granted the Stage I forest clearance by MoEF&CC. ESL is working out appropriate solution to secure the revised environmental clearance in due course. MoEF&CC, on August 25, 2020, has granted a Terms of Reference to ESL for 3 MTPA plant with conditions like fresh EIA/EMP reports and public hearing. The Hon’ble High Court of Jharkhand had extended the interim protection granted in the pending writ petitions till September 16, 2020. Hon’ble High Court on September 16, 2020 pronounced and revoked the interim stay for plant continuity with effect from September 23, 2020. ESL filed a SLP before Hon’ble Supreme Court against September 16, 2020 order for grant of interim status quo order and plant continuity. Vide order dated September 22, 2020, Hon’ble Supreme Court issued notice and allowed plant operations to continue till further orders. Public hearing has been concluded on December 16, 2020, and ESL has applied for grant of Environment Clearance to MoEF&CC on January 11, 2021 on Parivesh Portal of MoEF&CC and presented before EAC on February 11, 2021. The revised proposal has been submitted on March 14, 2021 post inputs from February 11, 2021 meeting. The application is under perusal at the MoEF&CC. See “Item 8 – Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings” for further details. Any unfavourable judgement will result in adverse impact on our operations at ESL.

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

ii) We are exposed to the political, economic, legal, regulatory and social risks of the countries in which we operate, and these may have a material adverse effect on our business, results of operations, financial condition or prospects

We have operations and projects in India, South Africa, Namibia, UAE, Ireland, Australia, Japan, South Korea, Taiwan and Liberia. We are exposed to the political, economic, legal, regulatory and social risks of the countries in which we operate or intend to operate. These risks potentially include expropriation and nationalization of property, instability in political, economic or financial systems, uncertainty arising from underdeveloped legal and regulatory systems, corruption, civil strife or labor unrest, acts of war, armed conflict, terrorism, outbreaks of infectious diseases, prohibitions, limitations or price controls on hydrocarbon exports and limitations or the imposition of tariffs or duties on imports of certain goods. For instance, steel demand is expected to see a surge in 2021 owing to recovering economy, sprouting demand and improving prices. This surge will be influenced by the Government’s intention to spend larger capital on infrastructure projects in the coming year which will have a multiplier impact on the demand of steel. Coking coal prices are index linked and hence volatile and any adverse movement in the same will have a material effect on our costs, results of operations and financial condition. Prices of iron and steel are influenced by several macro-economic factors. These include global economic slowdown, US-China trade war, supply chain destocking, government spend on infrastructure, the emphasis on developmental projects, demand-supply forces, the Purchasing Managers’ Index (“PMI”) in India and production and inventory levels across the globe, specially China.

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

Political, legal, economic and commercial instability or community disputes in the countries and territories in which we operate could affect our operations. Some of our current and potential operations are located in or near communities that may regard such operations as having a detrimental effect on their environmental, economic or social circumstances, though necessary efforts are taken for a healthy relationship and engagement with the local community through various initiatives including CSR activities on health, education, nutrition, livelihood, building physical and social infrastructure among others.

The continued success of our existing operations and future projects are in part dependent upon maintaining broad support and a healthy relationship with the respective local communities. Failure to identify and manage local concerns and expectations can give rise to disputes or have a negative impact on relations with local communities, and therefore affect our business and reputation. The consequences of community reaction, on various media including social media, could also have a material adverse impact on the cost, profitability, and ability to finance or even the viability of an operation. Such events could lead to disputes with national or local governments or with local communities and give rise to material reputational damage. For instance, community protests were recently organized to protest the expansion of Vedanta Limited’s copper plant in Tamil Nadu. Subsequently TNPCB rejected the application filed to renew our CTO which expired on March 31, 2018 for our 400,000 tpa copper smelter at Tuticorin. The matter is currently sub-judice and our SLP in the Supreme Court regarding the same is listed for hearing next on August 17, 2021. See “Item 8: Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings” for further details.

If our operations are delayed or shut down as a result of political and community instability, our revenue growth may be constrained, and the long-term value of our business could be adversely impacted. Once we establish operations in a particular country, it may be expensive and logistically difficult to discontinue such operations, should economic, political, physical or other conditions deteriorate subsequently. All of these factors could have a material adverse effect on our business, results of operations, financial condition or prospects.

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

For example, the Mineral Laws (Amendment) Act dated March 13, 2020 (“MLAA”) brought forth amendments to the MMDR Act. The MLAA has (i) liberalised the eligibility requirement to participate in coal auctions; (ii) removed the requirement for state governments to obtain prior approval of the Central Government to grant mining concessions; and (iii) enabled the transfer of approvals (other than coal, lignite and atomic minerals), whereby all the rights, approvals, clearances and licenses vested with the previous lessee will be extended to the successful bidder for a period of two years. During these two years, the successful bidder is required to obtain all the required clearances in its own name.

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

For example, the Rajasthan block produced 90.4% of our average daily net operated production from our oil and gas business in fiscal year 2021 and oil and gas from the Rajasthan block constituted 97.0% of our net aggregate proved oil and gas reserves on a barrel of oil equivalent basis as of March 31, 2021. Our ongoing capital expenditure program has focused on development and exploration activities across all the assets with approximately 72.8% of the capital expenditure for fiscal year 2021 having been invested in the Rajasthan block.

Further, our Rampura Agucha mine produced 54.9% of the total mined zinc metal and 17.8% of total mined lead metal in concentrate that we produced in fiscal year 2021 and constituted 28.4% of our total proven and probable ore reserves as of March 31, 2021 in India. Any interruption in the operations at these assets could have a material adverse effect on our results of business, financial condition, results of operations and prospects.

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

In the last twelve months the COVID-19 pandemic led to unique challenges to the economy and significant volatility in the global capital markets. While the implementation of vaccines may have a positive impact on the debt market and economy at large, general economic conditions remain uncertain. Rounds of policy rate cuts done by central banks during the lockdown which led to increased inflation could be rolled back which may result in decrease in capital availability and may lead to increase in our borrowing cost.

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

For example, our environmental clearance for the proposed copper smelter plant 2 (Tuticorin expansion project) expired on December 31, 2018. Our application for renewal of such environmental clearance was rejected by the MoEF&CC. Thereafter, we made a new application dated March 12, 2018, before the Expert Appraisal Committee of the MoEF&CC wherein a sub- committee was directed to visit the expansion project site prior to prescribing the terms of reference. In the interim, the High Court of Madras ordered us to cease construction and all other activities on site for the proposed expansion project with immediate effect. Separately, State Industries Promotion Corporation of Tamil Nadu (“SIPCOT”) through its letter dated May 29, 2018, cancelled 342.22 acres of the land allotted to us for the proposed expansion project, which was later stayed by High Court of Madras by its order dated October 3, 2018. Further, the TNPCB issued orders on June 7, 2018, directing the withdrawal of the consent to establish (“CTE”) for the expansion project, which is valid until March 31, 2023. The MoEF&CC has updated on its website that Vedanta Limited’s environmental clearance for expansion project will be considered for ToR either upon verdict of the National Green Tribunal (“NGT”) case or upon filing of a Report from the State Government/ District Collector, Thoothukudi. The Company has also filed Appeals before the TNPCB Appellate Authority challenging withdrawal of CTE by the TNPCB, the matter is pending for hearing and is listed on August 4, 2021 for filing Counter to the Appeals by TNPCB.

Moreover, the environmental clearance for the expansion of our Alumina Refinery at Lanjigarh was challenged before the NGT, where the MoEF&CC, the Odisha State Pollution Control Board and Vedanta Limited have been made parties. Pleading in the matter is complete and pending for hearing of arguments, however, the same has not been posted owing to the paucity of judges in the Tribunal. It is pertinent to note that the Hon’ble NGT has not passed any interim order staying the project as prayed by the appellant. See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings.” for further details.

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

In fiscal year 2013, we announced an expansion of our zinc-lead mines capacity to 1.2 mtpa (later on revised to 1.25 mtpa) in a phased manner until fiscal year 2022 in our Zinc India business. This will involve sinking of underground shafts and developing underground mines. Benefits from these growth projects started in fiscal year 2016, even though project activities will continue until fiscal year 2022. Annual capital expenditure towards these projects is expected to be approximately $ 105 million. Any delays in the execution of the expansion plans or any shortfall in achievement of the expansion objectives may adversely affect our business, financial condition and results of operations.

We recently acquired ESL under the Insolvency and Bankruptcy Code, 2016 (“IBC”), in line with the Resolution Plan approved by Hon’ble National Company Law Tribunal (“NCLT”), Kolkata. ESL was incorporated in December 2006 to set up an integrated steel plant designed to produce 2.5 mtpa of steel. This project started operations in year 2009 and the first phase of 1.5 mtpa steel plant was completed in fiscal year 2012. Subsequently, the next phase to reach to the full design capacity was started but was not completed due to various reasons. As a result, project materials including semi-constructed blast furnace and horizontal coke oven plant are not in operation. The usability of project material will depend on life cycle assessment, finalization of technology and detailed project report. Hence, expansion cost may increase if it is discovered later that some of the project material is not usable.

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

We may not be able to accurately assess the geological characteristics of any reserves that we acquire, which may adversely affect our business, financial condition and results of operation. Because the value of reserves is calculated based on that part of our mineral and oil and gas deposits that are economically and legally exploitable at the time of the reserve calculation, a decrease in commodity prices may result in a reduction in the value of any reserves that we obtain as less of the deposits contained therein would be economically exploitable at lower prices. For example, we recognised an impairment of assets at our oil and gas business in fiscal year 2020 of an amount equal to ₹ 135,031 million which was triggered majorly due to significant fall in crude oil prices primarily due to the outbreak of COVID-19.

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

The results of appraising discoveries are uncertain which may result in reductions in projected reserves and production declines and may involve unprofitable efforts, not only from dry wells, but also from wells that are productive but uneconomic to develop. Furthermore, as our ore reserves decline as we mine the ore, our future segment results and segment margins depends upon our ability to access ore reserves with geological characteristics that allow mining at competitive costs and replacement reserves may not be available when required. Appraisal and development activities may be subject to delays in obtaining governmental approvals or consents, shut-ins of connected wells, insufficient storage or transportation capacity or exhaustion and depletion of reserves or other geological and mechanical conditions all of which may result in a material increase of our costs of operations or delay anticipated revenues

viii) Our operations are subject to risks that could result in decreased production, increased cost of production and increased cost of or disruptions in transportation, power generation, mining and oil exploration

We are subject to operating conditions and events common to the industry in which we operate which are beyond our control that could, among other things, increase our mining, transportation or production costs, disrupt or halt operations at our mines and production facilities permanently or for varying lengths of time or interrupt the delivery of our products to our customers. The occurrence of any of these conditions or events could have a material adverse effect on our business, financial condition and results of operations. These conditions and events include:

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

Further, our oil processing facility in the northern fields of the Rajasthan block designed to separate oil, gas and water may not function as designed over the life of the fields. This may result in the crude oil not meeting sales specifications of pipelines, which may mean that any such crude oil either not being evacuated through our existing pipeline or cannot be sold or will be sold at a significant discount to the crude oil sales price agreed in the relevant crude oil sales contract.

•

Availability of raw materials for production and energy requirements: Any shortage of or increase in the prices of any of the raw materials needed to satisfy our businesses’ requirements may interrupt our operations or increase our cost of production. We are particularly dependent on coal, which is used in many of our captive power plants. Our aluminium business, which has a very high energy consumption requirement due to the energy-intensive nature of aluminium smelting, is significantly dependent on coal supplies from Coal India Limited, the government-owned coal company in India. Similarly, coal supplies for our commercial power generation business is also a major focus area. Any coal block or linkage that we already have or win in auctions, might not be sufficient for our planned operations and we may not be successful in procuring a sufficient supply of coal at economically attractive prices, or at all. Recently, the GoI has made changes in regulations that can significantly improve domestic coal supplies such as opening up of auction of coal mines for commercial use. We also recently secured the Radhikapur West coal block in the commercial coal block auctions conducted by the Ministry of Coal, GoI in FY 2021 that improves our coal security as same will be used for our captive consumption. The Company entered into the CMDPA with the GoI on January 11, 2021. This has a mine capacity of 6 mtpa. In previous year, we secured the Jamkhani coal block in captive coal block auctions. It will cater to power generation for Jharsuguda smelting operations.

Further, the Company is successful bidder for Kuraloi (A) North Block with a mine capacity of 8 mtpa, which can additionally help meet group’s captive coal requirements

For example, we established our aluminium business in Odisha through a joint venture agreement with Odisha Mining Corporation Limited (“OMC”) through which OMC would provide us with bauxite supply, but during fiscal year 2016, the joint venture agreement was terminated by OMC by a separate action. As a result, Vedanta had to procure bauxite from global suppliers to meet its requirements, resulting in high logistics costs and complexity in supply chain pushing up the cost of production for captive alumina. The remaining alumina requirements are also purchased from global suppliers at index-linked prices. However, in April 2018, we entered into a long-term contract with OMC for the supply of bauxite for five years from its Kodingamali bauxite mines as per state policy, which accounts for approximately 50% of our total bauxite requirement.

Our oil processing facility in the northern fields of the Rajasthan block require reliable fuel supply for power generation and heating, to ensure the quality of our crude oil production. Currently, the fuel supply for power generation and heating requirements are being met through associated natural gas from the Mangala field, supplemented as required by natural gas from the Raageshwari Deep gas field. While the current gas supply is adequate to ensure a sufficient fuel supply, there is no guarantee that the current estimates of the future fuel requirements can be supplied from the gas associated with existing and future oil production, supplemented by gas supply from the Raageshwari Deep gas field. In such an event, an alternative energy source would need to be obtained. Further, this has been augmented by alternative energy source in form of grid power supply of 27 MW capacity. Sustained failure of power systems due to unavailability of fuel supply and/or grid power availability could lead to operations disruption, having a material adverse effect on our results of operations and financial condition.

•

Availability of water. The mining operations of our zinc and aluminium businesses, production from our oil fields, smelter operations of copper business and our captive power plants depend upon the supply of a significant amount of water. Availability of water for our operations is dependent upon adequate rainfall in the catchment areas near our operations. There is no assurance that the water required will continue to be available in sufficient quantities or that the cost of water will not increase. For example, BALCO is currently in a dispute with the National Thermal Power Corporation Limited regarding the right of way for a water pipeline that provides one of BALCO’s captive power plants (270 MW) access to a body of water adjacent to the National Thermal Power Corporation Limited’s premises. Presently, the 270 MW power plant is under suspension and any adverse order will not impact smelter operations. The Sole Arbitrator by its award dated January 11, 2016, allowed BALCO’s easementary claim and rejected the counter claims raised by the National Thermal Power Corporation Limited. Both National Thermal Power Corporation Limited and BALCO have filed application under Section 34 of the Arbitration & Conciliation Act, 1996, before the Hon’ble Delhi High Court appealing the claims rejected by the Sole Arbitrator. The next hearing will take place on July 27, 2021. However, the Company has a water supply agreement valid for 30 years from July 29, 2011 for 13 million cubic meters for 540 MW and on December 22, 2015 the Company entered into a new water contract valid for 30 years with a local body for 25 million cubic meters per annum for IPP of 300 MW and CPP of 900 MW collectively, which has been fully allotted.

We inject hot water and polymer to maintain reservoir pressure and to optimize crude oil recovery at Mangala, Bhagyam and Aishwarya fields. The primary source water injection for these fields is the back produced water to which water from Thumbli saline aquifer is added to make up the total injection requirements. Extraction of saline water also requires the approval of the relevant government authorities. There can be no assurance that the estimated impact of the expected water extraction on the flow of groundwater is accurate. A failure to extract the required amount of water during the life of the existing and currently planned developments or an inaccurate prediction of the impact on the flow of groundwater, or delay or cancellation of the approval from the government authorities to extract saline water, may require us to access alternative sources of water. Although the relevant government authority has given its consent for the extraction of saline groundwater from Thumbli, it is possible that we will be perceived to be directly or indirectly responsible for any shortage of fresh water or deterioration in water quality. In such an event, the local authorities may require us to access alternative water sources or hold us responsible for any contamination of the fresh water supply by saline groundwater from the aquifer. We are yet to get approval from Central Ground Water Authority (“CGWA”) for abstraction of saline water.

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

•

Power purchase agreements. The power purchase agreements and other agreements that we have entered into or may enter into may require us to guarantee certain minimum performance standards, such as plant availability and generation capacity, to the power purchasers. If our facilities do not meet the required performance standards, the power purchasers with whom we have power purchase agreements may not reimburse us for any increased costs arising as a result of our plants’ failure to operate within the agreed norms. For example, we have disputes with customers at our TSPL and Jharsuguda operations. For further details see “Item 8: Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings” and “Item 4: Information on the Company - B. Business Overview”.

•

Regulatory compliance. Power generation in India is a regulated industry. In particular, national and state regulatory bodies and other statutory and government mandated authorities may, from time to time, impose minimum performance standards upon us. Failure to meet these requirements could expose us to the risk of penalties, including, in certain instances, plant shutdowns. For example, the Ministry of Environment and Forests on December 7, 2015 prescribed new norms to reduce pollution particularly Sulphur dioxide (SO2) emission from thermal power plants through installation of Flue Gas Desulphurization (“FGD”). Noncompliance of the published norms within prescribed timelines will have an adverse impact on operations by way of environmental compensation.”

•

Flow assurance concerns of crude oil. The waxy nature of the crude oil at the northern fields of the Rajasthan block requires us to use hot water injection as the recovery technique at these fields. Injection of hot water requires that the temperature of the water is maintained at a certain level to ensure that the temperature of the crude oil is not reduced by the water used in the injection process to the point where solidification may occur. If the temperature of the injection water is not maintained at the required level, the required injection rate may not be able to be maintained, therefore the overall field production rate and ultimate recovery may be adversely impacted. Further, the waxy nature of the crude oil requires that the temperature of crude oil transported through the 24 inch insulated oil pipeline and connecting spur lines should be kept at a temperature greater than the temperature of crude oil. Maintaining the temperature of the crude oil above this wax appearance temperature has required the installation of a specialized heating system and heating stations at various points along the pipeline. If the specialized heating system does not perform as expected, or there are problems associated with the performance of the heating stations, there are problems supplying fuel to the power generation systems at these heating stations; the temperature of crude oil may not be maintained, which would have an adverse impact on the rate at which oil can be transported through the pipeline. Any reduction in the crude oil production, ultimate recovery, or in the oil transportation may have a material adverse effect on our business, financial condition and results of operations.

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

x) We depend upon third parties for supply of a portion of our raw material requirements, for the continuance of our operations, and for execution of our projects and supply of equipment and services, as well as for offtake of our production volumes

We source a majority of our copper concentrate and a portion of alumina requirements from third parties. The smelter at Tuticorin has been closed during the fiscal year 2019 and remains closed, therefore the copper anodes and blister are being procured from external sources for production of copper cathode at the Silvassa Refinery. For example, in fiscal year 2021, we sourced 100% of our copper anode and blister and 51.7% of our alumina requirements from third parties. Profitability and operating margins of our copper and aluminium business depends on the ability of the suppliers to ensure timely delivery of the contracted volumes. For our aluminium business, sourcing of key raw materials such as bauxite and alumina from third parties are key drivers of our cost of production and hence our profitability and margins. Almost 50% of our requirements for bauxite and alumina are dependent on third party suppliers. Similarly, sourcing coal at a competitive price impacts profitability and margins.

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

In our oil and gas business, we had infrastructure and oil sales agreements with the GoI nominated public sector refineries and domestic private sector refineries for expected levels of crude oil production from the Rajasthan block until March 2021 and new contracts are being discussed with the buyers till March 31, 2022. Stoppage of off-take or supply could result if the buyers fail to take delivery of volumes anticipated by these sales agreements. Additionally, two private sector buyers accounted for approximately 61% of the total sales of Rajasthan block in fiscal year 2021 and any unforeseen disruption at these buyer’s facilities would affect sales volume and therefore revenue generation. Further, we are subject to the risk of delayed off takes or payment for delivered production volumes or counterparty default. Any of these could have an adverse impact on our crude oil sales and cash flows. In certain cases, the relevant counterparty, either legally or as a result of geographic, infrastructure or other constraints or factors, is in practice the sole potential purchaser of the relevant production output. This is particularly the case for sales of gas which relies on the availability or construction of transmission and other infrastructure facilities, enabling the supply of gas produced to be supplied to end users. The absence of competitors for the transmission or purchase of gas produced by us may expose us to offtake and production delays, adverse pricing or other contractual terms or may restrict the availability of transmission or other necessary infrastructure.

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

For example, ESL has about 455.23 acres of land which is claimed by the Forest Authorities to be forest land. This is an alleged violation which resulted in the revocation of the environmental clearance. The revocation of environmental clearance has been challenged in the Hon’ble High Court of Jharkhand. The Hon’ble High Court has granted interim relief for plant operations pending regularisation. However, in the business interest, we have initiated the process of regularizing the same, without prejudice to all our legal rights and contentions, as per government process. The MoEF&CC, has granted ex-post facto in-principle approval dated December 17, 2019, on the application submitted by ESL for conversion of 455.23 acres of forest land subject to conditions. ESL is working out appropriate solution to secure the revised environmental clearance in due course. MoEF&CC, on August 25, 2020, has granted a Terms of Reference to ESL for 3 MTPA plant with conditions like fresh EIA/EMP reports and public hearing. The Hon’ble High Court of Jharkhand had extended the interim protection granted in the pending writ petitions till September 16, 2020. Hon’ble High Court on September 16, 2020 pronounced and revoked the interim stay for plant continuity with effect from September 23, 2020. ESL filed a SLP before Hon’ble Supreme Court against September 16, 2020 order for grant of interim status quo order and plant continuity. Vide order dated September 22, 2020, Hon’ble Supreme Court issued notice and allowed plant operations to continue till further orders. Public hearing has been concluded on December 16, 2020, and ESL has applied for grant of Environment Clearance to MoEF&CC on January 11, 2021 on Parivesh Portal of MoEF&CC and presented before EAC on February 11, 2021. The revised proposal has been submitted on March 14, 2021 post inputs from February 11, 2021 meeting and presented before EAC on March 30, 2021. A revised proposal will be submitted post adding the inputs of the March 30, 2021 meeting. Besides the above, the State Government has already approved for lease of the Government land in the Project awaiting execution of lease deed.

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

ONGC amongst others is our joint operation partner with respect to all operating assets of our oil and gas business, and we operate all of our oil and gas assets except KGONN-2003/1. Accordingly, any mismanagement of an oil and gas asset by us may give rise to liabilities to our joint operation partners in respect of such asset. There is also a risk that other parties with interests in our assets may elect not to participate in certain activities relating to those assets which require such party’s consent. In such circumstances, it may not be possible for such activities to be undertaken by us alone or in conjunction with other participants at the desired time or at all. In addition, other joint operation partners may default in their obligations to fund capital or other funding obligations in relation to the assets. In certain circumstances, we may be required under the terms of the relevant operating agreement to contribute all or part of any such funding shortfall, which will increase the cost of operations. In order to mitigate such risks, execution of projects is undertaken after aligning the partners for the oil & gas development activities.

xiii) Proceedings against the GoI which has disputed our exercise of the call option to purchase its remaining ownership interest in BALCO

There are certain proceedings that are currently ongoing with respect to the exercise of a call option to acquire the remaining shares of BALCO held by the GoI, in accordance with the terms of the shareholders’ agreement between the GoI and us. The amount claimed under this proceeding is presently unquantifiable. The arbitration tribunal formed under the directions of the High Court of Delhi declared an award rejecting BALCO’s claim regarding the exercise of the option on January 22, 2011. According to the award, certain clauses of the shareholders’ agreement were held to be void, ineffective and inoperative as being in violation of sub section (2) of Section 111A of the erstwhile Companies Act, 1956. We filed an application before the High Court of Delhi to set aside this award under Section 34 of the Arbitration and Conciliation Act, 1996. The application would be listed for hearing in due course. See “Item 4: Information on the Company - B. Business Overview - Our Business - Options to Increase Interests in HZL and BALCO”. There is no assurance that the outcome of our challenge of the award will be favorable to us. In such an event, we may be unable to purchase the GoI’s remaining 49.0% interest in BALCO or may be required to pay a higher purchase price, should it decide to consummate such purchase, which may have a material adverse effect on our business, financial condition and results of operations.

xiv) Proceedings by the GoI which has disputed our exercise of the call option to purchase its remaining ownership interest in HZL

We commenced arbitration proceedings against the GoI with respect to exercise of our call option to acquire the remaining shares of HZL held by the GoI, in accordance with the terms of the shareholders’ agreement between the GoI and us. The GoI denied our right to exercise the option on the basis that the shareholders’ agreement contravenes the provisions of Section 111A of the erstwhile Companies Act, 1956 and is therefore void. While the Arbitration was in process, a PIL was filed seeking restraint on disposal of residual shares by GoI the Supreme Court on January 19, 2016 ordered the status quo be maintained with respect to any further disinvestment of government interest in HZL until further orders are passed by the Supreme Court. The Supreme Court, on August 13, 2020 however removed the status quo order in place to the extent that arbitration proceedings can continue with respect to our claim call option rights under the shareholder agreement. Pursuant to the Supreme Court order we had written to the arbitration tribunal for commencement of arbitration proceedings and tribunal is yet to confirm the date for resumption of arbitration proceedings. The PIL seeking restraint on further disinvestment is tentatively listed for July 19, 2021. See “Item 4: Information on the Company - B. Business Overview - Our Business - Options to Increase Interests in HZL and BALCO”. There can be no assurance that the arbitral proceedings will result in a favorable outcome for us. In such an event, we may be delayed in the purchase of, or may be unable to purchase, the GoI’s remaining 29.5% interest in HZL or may be required to pay a purchase price in excess of the market value or fair value of those shares, which may have a material adverse effect on our business, financial condition and results of operations.

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

xvi) If we do not continue to invest in new technologies and equipment, our technologies and equipment may become obsolete and our cost of production may increase relative to our competitors, or such implemented technologies might not achieve the objective, which would have a material adverse effect on our results of operations, financial condition and prospects

Our profitability and competitiveness are in large part dependent upon our ability to maintain a low cost of production as we sell commodity products with prices we are unable to influence. Unless we continue to invest in newer technologies and equipment and are successful at integrating such newer technologies and equipment to make our operations more efficient, our cost of production relative to our competitors may increase and we may cease to be profitable or competitive. Newer technologies and equipment are expensive, and the necessary investments may be substantial. Moreover, such investments entail additional risks including whether they will reduce our cost of production sufficiently to justify the capital expenditures to obtain them, or whether they will result in achieving the objective of using such technology.

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

The use of enhanced oil recovery technique may significantly increase the operational expenditure necessary to extract crude oil. The economic viability of such recovery techniques will be determined by the incremental cost of such techniques compared to the then prevailing price of crude oil in the international markets. There can be no assurance that the price of crude oil will allow such techniques to be an economically viable proposition at the time we intend to implement these enhanced recovery techniques. This could have a material adverse effect on our ability to compete, our business, financial condition and results of operations.

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

•	any change in our capital structure,

•	issue of equity, preferential capital or debentures,

•	raising any loans and deposits from the public,

•	undertaking any new project,

•	effecting any scheme of acquisition, merger, amalgamation or reconstitution and

•	implementing a new scheme of expansion or creation of a subsidiary.

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

The Company’s current rating is “AA-” with a stable outlook by CRISIL. On October 28, 2020, CRISIL downgraded the Company from CRISIL AA/Negative to CRISIL AA-/ Stable outlook on account of expectation of higher financial leverage. On May 22, 2020, India Ratings & Research Private Limited downgraded Vedanta Limited’s rating from “IND AA” to “IND AA-“, while maintaining the outlook as negative on account of higher expected balance sheet leverage due to substantial decline in economic activity due to COVID-19 related lockdown. India Ratings further revised the outlook from Negative to Stable while reaffirming the rating at AA-, on account of improved operational performance on February 15, 2021 resulting in improved liquidity. A downgrade may adversely affect Vedanta Limited’s ability to access capital and could likely result in more stringent covenants and higher interest rates.

xix) We are involved in several civil, criminal and tax litigation matters, arbitration proceedings and any final judgment against us could have a material adverse effect on our business, result of operations, financial condition and prospects

We are involved in several legal and arbitration proceedings including matters relating to, alleged violations of environmental, tax, Indian laws and regulations, land and labor disputes and other related issues. A final judgment against us or our directors in one or more of these disputes may result in damages that we will be required to pay to the other party, injunctions against us any of which may require us to cease or limit our operations and such decisions or judgments may have a material adverse effect on our business, results of operations, financial condition and prospects.

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

Also, SEBI initiated criminal proceedings in 2001 before the Court of the Metropolitan Magistrate, Mumbai, against us for alleged price manipulation against our Non - executive Chairman, Mr. Anil Agarwal and Mr. Tarun Jain (who was the Chief Financial Officer of MALCO at the time of the alleged price manipulation). When SEBI’s order was overturned in October 2001, we filed a petition before the High Court of Bombay to defend those criminal proceedings on the grounds that the Securities Appellate Tribunal of India had overruled SEBI’s order on price manipulation. An order has been passed by the High Court of Bombay in our (then Sterlite) favour, granting an interim stay of the criminal proceedings.

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

xx) We may be liable for additional taxes if the tax holidays, exemptions and tax deferral schemes which we currently benefit from expire without renewal, and the benefits of the tax holidays, exemptions and tax deferral schemes are limited by the minimum alternative tax

We currently benefit from significant tax holidays, exemptions and tax deferral schemes. These tax holidays, exemptions and tax deferral schemes are for limited periods. For example, HZL’s captive power plant at Dariba benefits from tax exemptions on the profits generated from transfers of power to HZL’s other units, which are expected to generate substantial savings. We also have wind mills located in states such as Gujarat, Karnataka, Tamil Nadu, Maharashtra and Rajasthan and refining and processing plants at Pantnagar, which are also eligible for tax exemption.

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

In addition, we are subject to a Minimum Alternate Tax (“MAT”) which sets a minimum amount of tax that must be paid each year based on our book profits. The effective MAT rate is 17.47%, after applying surcharge and education cess, for Indian companies. The MAT prevents us from taking full advantage of any tax holidays, exemptions or tax deferral schemes that may be available to us.

The Taxation Law (Amendment) Act, 2019, reduced MAT base tax rate from 18.5% to 15% plus applicable surcharge and cess. The effective MAT rate for all Indian companies for fiscal year 2019, 2020 and 2021 would be 21.55%, 17.47% and 17.47% respectively Further, companies opting for concessional tax regime would not be required to pay MAT. See “Government Policy - Taxes, royalties and cess payments”. For non-resident foreign companies, effective MAT rate as per the Tax (Amendment) Act, 2019 reduced from 20.01% to 16.38% of the book profit.

The Taxation Laws (Amendment) Act, 2019 has also introduced concessional tax regime for Indian companies pursuant to which (a) Indian companies incorporated on or after 1 October 2019 commencing manufacturing on or before 31 March 2023, can opt to be taxed at an effective tax rate 17.16% subject to certain prescribed conditions and (b) other Indian companies can opt to be taxed at the effective rate of 25.17% subject to certain prescribed conditions and after foregoing certain benefits/exemptions. In both these cases, the provisions of MAT would not be applicable. Under this new enactment, the Company can choose to opt for the new tax rates in the Fiscal Year 2020 (i.e. assessment year 2020-2021) or in any other financial year in the future. When a company exercises this option, the chosen provision will apply to the financial year in which option is exercised and all subsequent years.

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

The closing market price of HZL’s shares on the National Stock Exchange of India Limited (“NSE”) on June 25, 2021 was ₹ 339.55 ($ 4.58) per share. Based solely on this price, if GoI became entitled to sell and exercised this right to sell all of its 1,247,950,590 shares of HZL at a price equivalent to 150.0% of their market value, we would be required to pay ₹ 635,612.43 million ($ 8573.14 million) for those shares. Assuming the same June 25, 2021 closing market price of HZL’s shares, if GoI became entitled to purchase all of the 2,743,154,310 shares of HZL held by us at a price equivalent to 50.0% of their market value, we would receive ₹ 465,719.02 million ($ 6281.62 million) for those shares.

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

At the time of announcing the Re-organization Transactions, we estimated cost savings and tax efficiencies arising from the transaction, due to operational and financial synergies. These synergies may not be realized or may be materially lower than estimated and the extent to which any of the other benefits will actually be achieved, if at all, or the timing of any such benefits, cannot be predicted with certainty. If we are unable to realize the estimated cost savings or the other benefits that we expect to achieve through the consolidation, or if we are prevented from taking advantage of the anticipated tax efficiencies, or if we are unable to offset the incremental costs we incur over time as a result of the consolidation with such savings and benefits, there could be a material adverse effect on our business, financial condition and results of operations. Further, subsequent to the Amalgamation and Re-organization Scheme becoming effective, a SLP challenging the orders of the High Court of Bombay at Goa was filed before the Supreme Court of India by the Commissioner of Income Tax, Goa and the Ministry of Corporate Affairs in July 2013 and April 2014, respectively. Further, a creditor and a shareholder challenged the Amalgamation and Re-organization Scheme in the High Court of Madras in September 2013. Currently, the Supreme Court of India has admitted the SLPs and the matter is likely to be listed in due course.

There is no assurance that the SLPs will be determined in our favor, and accordingly, there is no assurance that the courts will not negate the effectiveness of the Re-organization Transactions. In such circumstance, we may not be able to achieve financial, operational, strategic and other potential benefits from the consolidation pursuant to the Re-organization Transactions. See “Item 8: Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings” for further details.

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

As we grow and our reliance on information technology and systems increases, protecting our systems from cyber security attacks and threats may become increasingly challenging and costly. The threats to the security of our digital infrastructure continue to evolve rapidly and we rely on digital systems and network technology. We may be unable to prevent or address, any disruption to the operation of our information technology systems in a timely manner. Any such failure could result in our inability to perform, or result in prolonged delays in the performance of, critical business and operational functions, the loss of key business information and data, or a failure to comply with regulatory requirements. There may be a risk of operational unavailability, impact on service and safety with the extensive usage of remote access including privileged access to IT infrastructure and remote access on plant site as well due to the pandemic. Users may become victim of targeted Covid 19 themed phishing attacks (spear phishing) which may cause significant data loss including Personally Identifiable Information (“PII”) and may impact regulatory compliances. The threats to the security of our digital infrastructure continue to evolve rapidly and we rely on digital systems and network technology. Any significant breach or failure of our digital infrastructure and/or cyber security attacks due to negligence, information technology security failure, disgruntled employees or any other reason could seriously disrupt our operations resulting in loss or misuse of data or sensitive information, disruption to our business, damage to our assets, legal or regulatory breaches and potentially legal liability. These could result in significant costs and/or reputational consequences. Increased cyber warfare trends targeting essential services may cause operations disruption and remote working may impact the cyber incident responsiveness and increase response and recovery time.

xxviii) Our operations may be disrupted due to unauthorized access and occupants

We face a risk of authorized access to our various sites and offices. Any access that is not authorized could lead to loss of our sensitive data and may cause harm to our property. This could have a material adverse effect on our business and financial condition.

For instance, our steel plant situated at Bokaro, Jharkhand is not fully fenced by boundary walls and only 25% of boundary wall is available in the plant area (total boundary length of 12 kilometers), which may lead to unauthorized access. Also, there are villages inside the premises of the plant and the presence of villagers inside the plant premises creates a risk of an unsafe working environment and prevents seamless implementation of various process controls. While we have implemented various security measures including physical and automated security solutions to enhance deterrence against intrusions, theft and encroachment, we may not be able to prevent future intrusions, theft or encroachment in totality until such time physical boundary walls are in place, which may impact our business, financial condition and operations.

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

Pursuant to the provisions of the Joint Operating Agreement, our joint venture partner in Rajasthan Block has an obligation to pay the cash calls raised for the smooth functioning of petroleum operations. However, the joint venture partner has withheld payment of certain cash calls and settled payments at exchange rates to its own benefit.

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

In May 2018, DGH raised a demand for the GOI’s additional share of profit oil for the period up to March 31, 2017 based on the computation of disallowance of cost incurred over the initially approved Field Development Plan (“FDP”) of pipeline project $ 202 million and retrospective re-allocation of certain common costs between Development Areas (“DA’s”) of Rajasthan Block aggregating to $ 364 million, representing the share of Vedanta Limited and its subsidiary.

Subsequently, in January 2020, the Company received notifications from DGH on audit exceptions arising out of its audit for the FY 2017 - 18, which comprises the consequential effects on profit oil due to the aforesaid matters and certain new matters on cost allowability plus interest aggregating to $ 645 million, representing share of Vedanta limited and its subsidiary, which have been suitably responded to by the Company.

xxx) We have identified material weaknesses in our internal control over financial reporting. Our failure to implement and maintain effective internal control over financial reporting could cause significant errors, which may have a material adverse effect on our reputation, business, financial position or results of operation.

We have identified material weaknesses in our internal control over financial reporting and concluded that as of March 31, 2021, our disclosure controls and procedures and our internal control over financial reporting were not effective. Our independent registered public accounting firm has expressed an adverse opinion on the effectiveness of our internal control over financial reporting as of March 31, 2021. See “Item 15 - Controls and Procedures.” There was a material error in our interim consolidated financial statements as at and for the six months ended September 30, 2020, which was subsequently rectified in the consolidated financial statements for the year ended March 31, 2021. We have undertaken remediation measures to address these material weaknesses. As the remediation plans are or continue to be implemented, management may take additional measures or modify the measures being undertaken.

We face operational risks in our various businesses and there may be losses due to deal errors, inaccurate reporting, breaches of confidentiality, and fraud. Any error tampering or manipulation could result in losses that may be difficult to detect. Despite our efforts to ensure the integrity of our financial reporting process, we cannot assure you that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Any failure to maintain or improve existing controls or implement new controls could result in additional material weaknesses or significant deficiencies and cause us to fail to meet our periodic reporting obligations which in turn could cause our shares to be de-listed or suspended from trading on the NYSE. In addition, any such failure could result in material misstatements in our financial statements and adversely affect the results of annual management evaluations regarding the effectiveness of our internal control over financial reporting. Any of the foregoing could cause investors to lose confidence in our reported financial information, leading to a decline in our share price.

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

For example, between fiscal year 2020 and fiscal year 2021, the average LME prices of zinc, aluminium, copper, iron ore and silver increased by 0.8%, 3.2%, 17.8%, 75.0% and 38.8% and the lead and Dated Brent decreased by 4.3% and 26.77%. Historically, international prices for crude oil and natural gas have fluctuated as a result of many macro-economic, geo-political and regional factors.

Substantial or extended declines in international crude oil and gas prices could have an adverse effect on the economics of existing and proposed projects, capex outlay, business, financial condition and results of operations. For instance, we purchase copper concentrate / anodes / blisters at the LME price for copper metal for the relevant quotational period less a TcRc, that we negotiate with our suppliers, but which is influenced by the prevailing market rate for the TcRc. The TcRc has historically fluctuated independently and significantly from the copper LME price. We attempt to make the LME price a pass through cost for us as both our copper concentrate / anodes / blister purchases and sales of finished copper products are based on LME prices. Nevertheless, we are also exposed to differences in the LME price between the quotational periods for the purchase of copper concentrate and sale of the finished copper products, and any decline in the copper LME price between these periods will adversely affect us. See “Item 5: Operating and Financial Review and Prospects - Factors Affecting Results of Operations - Metal and Oil Prices, Copper TcRc and Power Tariff”.

Similarly, a portion of our alumina requirements are sourced internally from our captive refinery at Lanjigarh and balance volumes are sourced from global suppliers mostly at index-linked prices. The exposure to global prices indices affects the profitability of our aluminium operations. During fiscal year 2021, 51.7% of our alumina requirement was sourced from third parties. Further, the units of power generated by our commercial power generation business are also subject to price volatility.

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

The implied price realization of crude oil generally lies within the stated guidance of 2.0% - 4.0% discount to Dated Brent for Rajasthan, 3.0% -7.0% to Dated Brent for Cambay and 1% - 5% to Dated Brent for Ravva, due to the prevailing oil market conditions. Movements in discount affect our revenue realization and any increase in quality differentials may adversely impact our revenues and profits. The current uncertainty in the market due to the COVID-19 global pandemic and expected demand contraction in the coming quarters may have an adverse impact on our crude oil sales and on the revenue.

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

We pay royalties to the state governments of Chhattisgarh and Rajasthan based on our extraction of bauxite and lead-zinc ore, respectively. Most significant of these is the royalty that HZL is required to pay to the state government of Rajasthan, where all of HZL’s mines are located, at a rate of 10.0%, with effect from September 1, 2014, of the zinc LME price payable on the zinc metal contained in the concentrate produced and 14.5% of the lead LME price payable on the lead metal contained in the concentrate produced and at a rate of 7% of silver LME price chargeable on silver-metal produced. Any upward revision to the royalty rates being charged currently may adversely affect our profitability. Additionally, the Department of Mines and Geology of the State of Rajasthan has raised additional demands for payment through several show cause notices to HZL for mining minerals associated with lead and zinc such as cadmium and silver. Similarly, our oil and gas business pays royalties and cess to the state governments and the Central Government in India at rates determined by the respective governments, linked to the volume or value of oil produced. Any adverse changes in these fiscal terms may adversely affect our profitability. Cess earlier being levied on volume was adversely affecting the net realization in a declining oil price scenario. In the budget of fiscal year 2016, levy of cess was made on an ad valorem basis. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Demands against HZL by Department of Mines and Geology- Demand for Royalty.” We are required to pay royalties to the state government of Tasmania in Australia based on our extraction of copper ore. We also pay royalties to the government from our Zinc International business. In our iron ore business, in Goa, we are required to pay royalty on iron ore to the state governments of Goa at 15.0% of the average price declared periodically by the Indian Bureau of Mines. In Karnataka, royalty at 15.0% is borne by buyer. We used to pay export duty on export of iron ore fines and lumps at the rate of 30.0% ad valorem on the Free on Board (“FOB”) value of exports with effect from December 31, 2011 and up to April 29, 2015 (the rate being 20.0% prior to December 30, 2011). With effect from April 30, 2015 and up to February 29, 2016, the export duty on iron ore fines having Fe content less than 58.0% is 10% and on iron ore fines having Fe content equal to or more than 58.0% is 30% and on iron ore lumps is 30%. With effect from March 1, 2016 till date, the export duty on iron ore fines and lumps having Fe content less than 58.0% is nil and export duty on iron ore fines and lumps having Fe content equal to or more than 58.0% is 30%. In April 2014, the Supreme Court of India ordered to create the Iron Ore Goa Permanent Fund, wherein all lease holders have to contribute 10.0% of sales value to this fund, See “Item 5 — Operating and Financial Review and Prospects — Factors Affecting Results of Operations — Government Policy” for details.

Changes in tax laws could also result in additional taxes payable by us. For example, the GoI raised the export duty on iron ore fines and lumps twice during 2011, first to 20.0% with effect from March 1, 2011 and then to 30.0% with effect from December 31, 2011. Currently, export duty is applicable on iron ore only having Fe content equal to or more than 58%.

Towards end of fiscal year 2015, the MMDR Amendment Act was notified which brings greater transparency in granting of mineral concessions through an e-auction process. It also removes certain uncertainties relating to automatic renewals of mine leases for future periods. However, for existing mining leases, it notifies an amount not exceeding royalty, to be contributed to DMF for the benefit of people affected by mining and an additional amount equivalent to 2.0% of royalty to National Mineral Exploration Trust. DMF contribution was notified at 30.0% of the base royalty rate for the mines allocated other than through auction before September 2015.

The Indian exports of aluminium products receive export benefit under Merchandise Export from India (“MEIS”) Scheme. GoI has also imposed a limit of ₹ 20 million of total reward to be granted per holder of Importer -Exporter Code (“IEC”) of exports made in the period September 1, 2020 to December 31, 2020 with a total allocation limit of ₹ 50 billion under the MEIS scheme. As per press release by Ministry of Commerce and Industry estimate 98% of the exporters are unlikely to be affected due to this change. GoI has also decided to implement the Scheme for Remission of Duties and Taxes on Exported Products (“RoDTEP”) to reimburse the taxes/duties/ levies, at the central, state and local level, which are currently not being refunded under any other mechanism, but which are incurred in the process of manufacture and distribution of exported products with effect from January 1, 2021 and announced that the MEIS scheme will be withdrawn with effect from January 1, 2021. Any restriction on releasing the benefit under MEIS Scheme on the export which has already been or will be made and/or if a lower rate is fixed by the Government for RoDTEP scheme than MEIS Scheme will decrease the revenue we receive from export sales and may have a material adverse effect on our business, financial condition and results of operations. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Results of Operations—Government Policy.”

Further, the GoI has enacted the Goods and Service Tax (“GST”) regime with effect from July 1, 2017, which is a unified, taxation system, intended to integrate the Indian economy into a single unified market. The GST regime replaces the existing indirect tax regime consisting of central excise law and service tax law at the central level and respective state value- added tax law, entry tax law and luxury tax law at the state level. However, any significant future amendments under the GST regime may affect the overall tax efficiency and may result in significant additional taxes becoming payable.

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

In addition, we are subject to the general risk of doing business overseas and may therefore be affected by global trade wars. For example, there is global economic uncertainty following the announcement by the United States to levy certain import tariffs on certain Chinese goods. Also, the decision of OPEC and OPEC plus countries on oil production can have major impact on international crude oil prices and thereby impact our oil and gas business.

Vedanta Limited is actively monitoring the developments and any other indirect impact due to border issues and trade sanctions that may arise across its operations and dynamically evaluating all opportunities and risks to ensure business continuity, there can be no assurance that any of the above circumstances would not adversely affect Vedanta Limited’s results of operation and financial condition.

iv) The upstream oil and gas industry is dependent on a limited number of global vendors for key equipment and services

There are a limited number of highly specialized vendors or third parties globally catering to the requirements of upstream oil and gas industry for key equipment and services such as rigs and other oilfield equipment and services. These vendors or third parties may not perform the agreed services within schedule time or budget. Furthermore, the drilling equipment, facilities and infrastructure owned and operated by the third parties we contract with is highly complex and subject to malfunction and breakdown. Any malfunctions or breakdowns may be outside our control and result in delays, which could be substantial. Many of these equipment and services involve long lead times to delivery. Inability or delay in sourcing the equipment and services of the required specifications and quality may result in delay of our exploration, development and production projects, and consequently have an adverse effect on our business, financial condition and results of operations.

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

4. Risk Relating to Our Relationship with Vedanta

i) We are controlled by Vedanta and our other shareholders’ ability to influence matters requiring shareholder approval will be extremely limited

We are a majority-owned and controlled subsidiary of Vedanta. Volcan and its wholly owned subsidiary hold 100.0% of the share capital and 100.0% of the voting rights of Vedanta. Volcan is a holding company, 100.0% beneficially owned and controlled by the Trust. Conclave is the trustee of the Trust and the sole registered shareholder of Volcan and consequently controls all voting and investment decisions of the Trust. Vedanta shares beneficially owned by Volcan may be deemed to be beneficially owned by the Trust, of which Mr. Anil Agarwal is the protector and since October 16, 2014, one of the beneficiaries. Vedanta, Volcan, the Trust, Conclave and Mr. Anil Agarwal were previously parties to a relationship agreement that was intended to facilitate the carrying on of Vedanta’s business independently of Volcan, its direct and indirect shareholders, and their respective associates, or as collectively referred as “Volcan Parties”. We cannot assure you that Vedanta, and in turn we, will be able to operate completely independent of the Volcan Parties. Lack of independence could have a material adverse effect on the other holders of our other equity shares and ADSs.

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

Vedanta’s voting control may discourage transactions involving a change of control of our company, including transactions in which holders of our equity shares and ADSs might otherwise receive a premium over the then current market prices. Vedanta is not prohibited from selling a controlling interest in us to a third party and may do so without the approval of other holders of our other equity shares and ADSs and without providing for a purchase of our other equity shares or ADSs. Accordingly, our other equity shares and ADSs may be worth less than they would be if Vedanta did not maintain voting control over us.

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

iii) We have issued several guarantees as security for the obligations of certain of our subsidiaries and other companies within the Vedanta Group and we will have liability under these guarantees in the event of any failure by such entities to perform their obligations, which could have a material adverse effect on our results of operations and financial condition

We have issued several guarantees in respect of the obligations of certain of our subsidiaries and other companies within the Vedanta Group, including guarantees on the issuance of customs and excise duty bonds, performance bank guarantees while bidding for supply contracts or in lieu of advances received from customers, bank guarantees for securing supplies of materials and services etc. Our outstanding guarantees cover obligations aggregating ₹ 64,878 million and ₹ 62,810 million ($ 860 million) as of March 31, 2020 and March 31, 2021, respectively the liabilities for which have not been recorded in our consolidated financial statements. These are contractual guarantees and are enforceable if the terms and conditions of the contracts are not met and the maximum liability on these contracts is the amount mentioned above. The Group does not anticipate any liability on these guarantees. See “Note 33: Commitments, guarantees, contingencies and other disclosures” of Notes to the Consolidated Financial Statements.

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

v) Some of our directors and executive officers may have conflicts of interest because of their positions in Vedanta

Some of our directors and executive officers are directors or executive officers of Vedanta. Presence of executive officers of Vedanta on our Board could create or appear to create potential conflicts of interest and other issues with respect to their fiduciary duties to us when our directors and officers are faced with decisions that could have different implications for Vedanta than for us.

Our management, including our senior management, is not solely focused on our business, and may be distracted by, or have conflicts as a result of, the demands of Vedanta or other businesses within the Vedanta Group, which may materially and adversely affect our business, financial condition, and results of operations.

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

As a foreign private issuer and a “controlled company,” we are exempt from complying with certain corporate governance requirements of the NYSE, including the requirement that a majority of our Board of directors consist of independent directors. As the corporate governance standards applicable to us are different than those applicable to domestic non-controlled US issuers, holders of our equity shares and ADSs may not have the same protections afforded under the NYSE rules as shareholders of companies that do not have such exemptions. It is also possible that the Agarwal family’s significant ownership interest of us as a result of its majority ownership of Vedanta’s majority shareholder, Volcan, could adversely affect investors’ perceptions of our corporate governance. For a summary of the differences between the corporate governance standards applicable to us as a listed company in India and as a foreign private issuer and “controlled company” in the United States and such standards applicable to a domestic non-controlled US issuer, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Comparison of Corporate Governance Standards”.

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

The GoI exercises significant influence over many aspects of the Indian economy. Since 1991, successive Indian governments have pursued policies of economic liberalization, including by significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian Central and State governments in the Indian economy as producers, consumers and regulators has remained significant and we cannot assure that such liberalization policies will continue. The rate of economic liberalization could change, and specific laws and policies affecting metals and mining companies, foreign investments, currency exchange rates and other matters affecting investment in India could change as well. The provisional estimate of India’s GDP growth by Ministry of Statistics and Programme Implementation shows a (-)7.3% GDP growth in fiscal year 2021. After registering negative GDP growth in two successive quarters, India bounced back to 0.5% GDP growth in third quarter and 1.6% in fourth quarter of fiscal year 2021. Most of the economic indicators were showing revival towards a V-shaped recovery. However, the massive spread of COVID-19 pandemic in the second wave and resulting restrictions in mobility of people, restrained consumption expenditure and weak sentiment may disrupt the economic revival in India.

In particular, the Indian economy continues to be disrupted by the COVID-19 pandemic where given the rapidly changing implications of the spread of the COVID-19 pandemic, it is difficult to assess the full nature and extent of the impact that the outbreak will have on the Indian economy. Declining economic growth may reduce the revenue collection of GoI while expenditure may rise to foster investment in the country as private investment has been low and run the welfare schemes to provide relief to the vulnerable sections of the society to help them survive in the COVID-19 pandemic scenario. In such a scenario, ability of Central as well as State Governments to continue reforms in terms of reduction in duties and taxes for corporates may be restrained. On the contrary, Governments may look to raise duties and taxes in order to recover the loss of revenue, which might impact our business. Similarly, international geo-political situation and pace of economic recovery elsewhere in the world may impact decision making of GoI and thereby affect investment climate in India.

ii) As the domestic Indian market constitutes the major source of our revenue, the downturn in the rate of economic growth in India or other countries due to the unprecedented and challenging global market and economic conditions, or any other such downturn for any other reason, will be detrimental to our results of operations

In fiscal year 2021, approximately 61.7% of our revenue was derived from commodities that we sold to customers in India. The performance and growth of our business are necessarily dependent on the health of the overall Indian economy. Any downturn in the rate of economic growth in India, whether due to political instability or regional conflicts, economic slowdown elsewhere in the world or otherwise, may have a material adverse effect on demand for the commodities we produce. The Indian economy is also largely driven by the performance of the agriculture sector, which depends on the quality of the monsoon, which is difficult to predict. In the past, economic slowdowns have harmed manufacturing industries, including companies engaged in the steel, copper, zinc, aluminium and power sectors, as well as the customers of manufacturing industries. Any future slowdown in the Indian economy could have a material adverse effect on the demand for the commodities we produce and, as a result, on our business, financial condition and results of operations.

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

For instance, on April 20, 2020, West Texas Intermediary (“WTI”) crude oil price fell to negative $ 37.63 per barrel as supply glut much exceeded crude oil demand due to the COVID-19 pandemic and traders were short of space to store crude oil. Prior to that, on March 6, 2020, the talks between OPEC and Russia collapsed as Russia disagreed over the proposal of OPEC to extend oil production cut further to halt the falling crude oil price due to declining oil demand from pandemic. That lead to sharp decline in oil price as Saudi Arabia announced discounts to its customers while both Saudi Arabia and Russia announced the intention to increase their oil production. Meanwhile, World Health Organization (“WHO”) on March 11, 2020, had declared the novel coronavirus (COVID-19) outbreak a global pandemic and many countries implemented strict lockdown restricting travel. Movement of goods was also severely affected. As a result, demand for crude oil plunged and oil storage facilities across the world ran out of space. That forced the traders to sell their futures contract at abysmally low price, even at negative price, to avoid taking physical delivery of crude oil. Brent crude oil price on ICE also fell to a low of $ 19.33 per barrel on April 21, 2020. As crude oil produced by the Company is sold as per international prices, such wild fluctuation in price severely affects operation and financial condition of the Company.

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

v) Currency fluctuations among the Indian Rupee, the US dollar and other currencies could have a material adverse effect on our results of operations

Although substantially all of our revenue is tied to commodity prices that are typically priced by reference to the US dollar, most of our expenses are incurred and paid in Indian Rupees and, to a lesser extent, Australian dollars, Euros, Namibian dollars and South African Rands. In addition, in fiscal year 2021, 38.3% of our revenue was derived from commodities that we sold to customers outside India. The exchange rates between the Indian Rupee and the US dollar and between other currencies and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. See “Item 10: Additional Information – D. Exchange Controls”. Our results of operations or financial condition could be adversely affected if the US dollar depreciates against the Indian Rupee or other currencies. We seek to mitigate the impact of short-term movements in currency on our businesses by hedging our short-term exposures progressively based on their maturity. However, large or prolonged movements in exchange rates may have a material adverse effect on our business, financial condition and results of operations.

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

As a result of these market conditions, the cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Governments and Central Banks in several countries had adopted accommodative monetary policies in order to enhance liquidity and availability of financing and reduce interest rates to help the corporate sector and individuals tide over the liquidity crisis. Restructuring of loans and deferment of period to consider a loan as Non-Performing Assets (“NPA”) came as a rescue to a large number of borrowers. However, expansionary monetary policy with increased infusion of liquidity has generated inflationary pressure in some economies. Also, expansion of credit with less stringent norms may increase the risk of NPA with the commercial banks as the financial ability of many borrowers may be affected due to significantly lower business prospect due to pandemic. Inflationary pressure and concern of NPA in the medium term may cause liquidity tightening measure by the Central Banks. Also, as borrowing by governments have increased, this may raise overall interest rates. Continued turbulence in the international markets and economies and prolonged declines in business consumer spending may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers, including our ability to refinance maturing liabilities and access the capital markets to meet liquidity needs. These global market and economic conditions have had an adverse effect on the Indian financial markets and the Indian economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs.

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

The Securities and Exchange Board of India (“SEBI”) and the various Indian stock exchanges are responsible for improving and setting standards for disclosure and other regulatory standards for the Indian securities markets. SEBI has issued regulations and guidelines on disclosure requirements, insider trading and other matters. Nevertheless, there may be less information made publicly available in respect of Indian companies than is regularly made available by public companies in the United States as a result of differences between the level of regulation and monitoring of the Indian securities markets and of the transparency of the activities of investors and brokers in India compared to the United States. Similarly, our disclosure obligations under the rules of the NSE and BSE Limited. (“BSE”) on which our equity shares are listed may be less than the disclosure obligations of public companies on the NYSE.

xi) The filing of an insolvency petition under the new bankruptcy code in India by our creditors may affect the Company’s revenues and financial condition

The Insolvency and Bankruptcy Code, 2016, as amended (“Bankruptcy Code”) was notified on August 5, 2016. The Bankruptcy Code encompassing all companies, partnerships and individuals (other than financial firms) and allows creditors to assess the viability of a debtor as a business decision and agree on a plan for its revival or a speedy time bound liquidation. The Bankruptcy Code creates a new institutional framework, consisting of a regulator, insolvency professionals, information utilities and adjudicatory mechanisms, which will facilitate a formal and quicker insolvency resolution and liquidation process. Under the Bankruptcy Code, any financial or operational creditor as well as the Company may approach the NCLT to initiate a corporate insolvency resolution process against a debtor upon default in repayment of at least ₹ 100,000 equivalent to approximately $ 1,367. However, the threshold of default for initiating a corporate insolvency resolution process against a debtor has been increased to ₹ 10,000,000 (equivalent to approximately $ 136,724) through a Notification dated March 24, 2020 issued by the Ministry of Corporate Affairs. On receipt of an application from a creditor, the NCLT is required to either admit or reject the application within a period of 14 days from the date of the application. If application is admitted, an interim resolution professional is appointed for managing the affairs of the debtor and a moratorium is declared for a period of 180 days which can further be extended by 90 days prohibiting, inter alia, institution/continuation of suits against the debtor and transfer/disposal of assets of the debtor. The committee of creditors formed by the interim resolution professional is required to formulate a resolution plan to be approved by the NCLT. If no resolution plan is agreed upon by the creditors or if the NCLT rejects the resolution plan, liquidation proceedings are commenced against the debtor. If the Bankruptcy Code provisions are invoked by any of our creditors, it may adversely and materially affect our revenues and financial conditions

6. Risks Relating to Our ADSs

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

As of March 31, 2021, we had 3,717,504,871 equity shares outstanding, including 160,903,244 equity shares represented by 40,225,811 ADSs. All our 3,717,196,639 outstanding equity shares are freely tradable on the NSE and BSE, pending allotment and listing of 308,232 equity shares as they are under dispute. Furthermore, Vedanta, through Twin Star and other investment companies, continued to have effective control over 2,422,689,293 of our total outstanding equity shares, which represented 65.2% of our outstanding share capital as of June 25, 2021.

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

v) We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to US Holders

Based on the market prices of our equity shares and ADSs and the composition of our income and assets, including goodwill, although not clear, we do not believe we were a PFIC for United States federal income tax purposes for our taxable year ended March 31, 2021. However, the application of the PFIC rules is subject to uncertainty in several respects and, therefore, the US Internal Revenue Service may assert that, contrary to our belief, we were a PFIC for such taxable year. Moreover, although the asset test (defined below) is required to be calculated based on the fair market value of our assets, we did not do a valuation of our assets and our belief that we were not a PFIC for our taxable year ended March 31, 2021 is, in part, based on the book value of our assets. A non-United States corporation will be considered a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75.0% of its gross income for such year is passive income or (2) at least 50.0% of the total value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets, including cash, that produce or are held for the production of passive income, or passive assets. In addition, a separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the aggregate value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and equity shares, fluctuations in the market price of the ADSs and equity shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. Accordingly, we cannot assure you that we will not be a PFIC for the taxable year that will end on March 31, 2022 or any future taxable year. If we were a PFIC for any taxable year during which a US Holder (as defined under “Item 10: Additional Information—E. Taxation—United States Federal Income Taxation”) holds an ADSs or an equity share, certain adverse United States federal income tax consequences could apply to the US Holder. See “Item 10: Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company”.

vi) If a United States person is treated as owning at least 10% of our ADSs or equity shares, such holder may be subject to adverse U.S. federal income tax consequences

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ADSs or equity shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). If our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations (regardless of whether we are not treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States holder of our ADSs or equity shares should consult its own advisors regarding the potential application of these rules to their investment in our ADSs or equity shares.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of our Company

Our Company Identification Number is L13209MH1965PLC291394. Our registered office is presently situated at 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai—400 093, Maharashtra, India. Our registered office was relocated from the state of Goa to the state of Maharashtra, with effect from February 2, 2017. The telephone number of our registered office is (91) 022 6643 4500. The register of members of the Company is maintained at the registered office of the Company and also at the office of the Company’s Registrar and Transfer Agent, KFin Technologies Private Limited, Hyderabad. Our website address is http://www.vedantalimited.com. Our agent for service of process in the United States is CT Corporation System and are located at 111 Eighth Avenue, New York, New York 10011.

Our equity shares are listed and traded on the NSE and the BSE. Our American Depositary Receipts (“ADRs”) are quoted on the NYSE (NYSE:VEDL).

Our equity shares are beneficially held by the Twin Star, Finsider, Westglobe, Welter Trading, Vedanta Holdings Mauritius Limited, and Vedanta Holdings Mauritius II Limited, which are in turn wholly-owned subsidiaries of Vedanta. Twin Star, Finsider, Westglobe, Welter Trading, Vedanta Holdings Mauritius Limited and Vedanta Holdings Mauritius II Limited held 43.6%, 10.8%, 1.2%, 1.0%, 2.9% and 5.7%, respectively, of our share capital as of June 25, 2021.

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

In 2007, Vedanta, through its subsidiaries, acquired 51.0% of Sesa Goa from Mitsui Co. Limited which was subsequently increased to 55.13% by fiscal year 2013. Sesa Goa was incorporated as a private company under the laws of India in Panaji, state of Goa, India on June 25, 1965 as Sesa Goa Private Limited. It became a public limited company following a public offering of its shares in 1981. On December 8, 2011, Sesa Goa along with its subsidiary Sesa Resources Limited, completed the acquisition of 20.1% of the equity share capital of Cairn India Limited (now Vedanta Limited - oil and gas business). Prior to the Cairn India Merger with Vedanta Limited, we had a total ownership interest of 59.89% in Cairn India Limited (now Vedanta Limited - oil and gas business) (including equity interests held through its other subsidiary, TMHL)

On February 25, 2012, an all-share merger of Sesa Goa and SIIL to create Sesa Sterlite was announced to give effect to the consolidation and simplification of corporate structure through two series of transactions (together the “Re-organization Transactions” consisting of the “Amalgamation and Re-organization Scheme” and the “Cairn India Consolidation”). Pursuant to the share purchase agreement dated February 25, 2012 between BFL, a wholly owned subsidiary of Sesa Goa and VRHL, BFL acquired 38.7% shareholding in Cairn India Limited (now Vedanta Limited - oil and gas business) and an associated debt of $ 5,998 million by way of acquisition of TEHL, for a nominal cash consideration of $ 1 (“Cairn India Consolidation”).

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

Pursuant to the Amalgamation and Re-organization Scheme effective on August 17, 2013, our name changed to Sesa Sterlite Limited with effect from September 18, 2013. On September 23, 2013, Sesa Goa submitted to the SEC that the name of Sesa Goa Limited was changed to Sesa Sterlite Limited following the approval from the Registrar of Companies, state of Goa on September 18, 2013. Subsequent to the effectiveness of the Re-organization Transactions, a SLP challenging the orders of the High Court of Bombay at Goa was filed by the Commissioner of Income Tax, Goa and the Ministry of Corporate Affairs at the Supreme Court of India. Further, a creditor and a shareholder have challenged the Amalgamation and Re-organization Scheme in the High Court of Madras. These petitions are pending for hearing and admission.

With effect from August 26, 2013, TEHL, TMHL and Cairn India Limited (now Vedanta Limited—oil and gas business) (including all of its subsidiaries) became subsidiaries of Sesa Goa pursuant to the Cairn India Consolidation. As a result, Sesa Sterlite held 58.8% of the total shareholding of Cairn India Limited (now Vedanta Limited—oil and gas business) as of August 26, 2013. As of March 31, 2016, the Company held 59.9% of the total shareholding of Cairn. During fiscal year 2015, Goa Energy Limited and Sterlite Infra Limited, wholly owned subsidiaries, merged with the Company. The High Court of Bombay had approved the scheme of amalgamation of the Goa Energy Limited on March 12, 2015 and the High Court of Madras had approved the Scheme of Amalgamation of Sterlite Infra Limited on March 25, 2015.

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

With the conclusion of the tender period on December 19, 2019 and subsequent to the approval granted by NCLT, Kolkata Bench for the Scheme of Amalgamation of Vedanta Star Limited with Electrosteel Steels Limited, Vedanta Limited will now directly hold 95.49% in ESL as on March 31, 2021.

We had initiated the liquidation of TMHL, TEHL and SSMHL as part of an internal restructuring which has been accepted by Director of Insolvency, Mauritius in fiscal year 2020. TMHL was dissolved with effect from May 19, 2019, TEHL was dissolved with effect from May 21, 2019 and SSMHL was dissolved with effect from May 21, 2019.

Vedanta Limited acquired the Sindhudurg unit of Global Coke Limited on July 28, 2019. Pursuant to an order of NCLT dated February 19, 2019, Global Coke Limited went into liquidation. The Liquidator, pursuant to the IBC issued the sale notice on May 31, 2019 inviting bids for acquiring the units/ business of Global Coke Limited. Vedanta Limited holds 100% shareholding in Global Coke Limited. The acquisition complements backward integration opportunity for the Company’s existing pig iron division and also increases the Company’s footprint in met coke market in south western part of India.

During the Fiscal Year 2021, the following events took place:

1.	Acquisition of Ferro Alloys Corporation Limited

Pursuant to the resolution plan submitted by Sterlite Power Transmission Limited as approved by the committee of creditors and the Hon’ble National Company Law Tribunal, Cuttack Bench, vide its order dated January 30, 2020 and been implemented by Vedanta Limited in accordance with such Approved Resolution Plan, Vedanta Limited acquired control over Ferro Alloys Corporation Limited (FACOR), with effect from the closing date, September 21,2020, in accordance with the terms of the Approved Resolution Plan and as replaced by a new board of directors constituted with adequate representation of the persons appointed by Vedanta Limited and independent directors in compliance with applicable laws. Vedanta Limited holds 100% shareholding in FACOR. FACOR is a company in the business of producing Ferro Alloys and owns a ferro chrome plant with capacity of 72,000 TPA, two operational chrome mines and 100 MW of captive power plant through its subsidiary, FACOR Power Limited (“FPL”).

2.	Acquisition of assets of Bhachau and Khambhalia coke manufacturing units of Gujarat NRE Coke Limited

In March 2021, the Company was declared the successful bidder in the Liquidation process for Sale of Assets of Bhachau and Khambhalia coke manufacturing units of Gujarat NRE Coke Limited, which was under liquidation under Bankruptcy Code. The total capacity of Bhachau and Khambalia plants is 594 KTPA and 358 KTPA respectively. The acquisition will complement our existing Iron Ore business via backward integration through provision of the Met Coke Requirement to our existing facilities.

3.	Delisting of Vedanta Limited

The Company vide letter dated May 12, 2020 informed the stock exchanges that the Company had received a letter dated May 12, 2020 from one of the members of the promoter and promoter group of the Company (“Promoter Group”) namely, Vedanta Resources Limited (“Vedanta”) wherein Vedanta has expressed its intention to, either individually or along with one or more subsidiaries, acquire all fully paid-up equity shares of the Company (“Equity Shares”) that are held by the public shareholders of the Company (as defined under the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009, as amended (“Delisting Regulations”), to be referred to as “Public Shareholders”) and consequently voluntarily delist the Equity Shares from BSE and NSE, the recognized stock exchanges where the Equity Shares are presently listed (“Stock Exchanges”), in accordance with the Delisting Regulations (“Delisting Proposal”) and if such delisting is successful, then to also delist the Company’s America Depositary Shares from the NYSE and deregister the Company from the SEC, subject to the requirements of the NYSE and the SEC.

Further, the board of directors of the Company, in its meeting held on May 18, 2020, had considered and granted their approval for the Delisting Proposal and to seek shareholders’ approval for the proposal. The Company had obtained the approval of its shareholders by way of special resolution through postal ballot and remote e-voting on June 24, 2020 for voluntary delisting of its equity shares from BSE and NSE.

The Company vide letter dated October 10, 2020 has informed the stock exchanges that the aforesaid delisting offer is deemed to have failed in terms of Regulation 19(1) of the Delisting Regulations.

4.	Voluntary open offer

Vedanta Resources Limited (the Acquirer) together with Twin Star Holdings Limited (“PAC 1”), Vedanta Holdings Mauritius Limited (“PAC 2”) and Vedanta Holdings Mauritius II Limited (“PAC 3” together with PAC 1 and PAC 2 to be referred as “PACs”), in their capacity as the persons acting in concert announced a voluntary open offer in accordance with Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011, as amended (“SEBI (SAST) Regulations”), for the acquisition of up to 371,750,500 equity shares, representing 10% of the voting share capital of Vedanta Limited at a price of ₹ 160 per equity share of Vedanta Limited. In terms of Regulations 18(4) and 18(5) of the SEBI (SAST) Regulations, the Acquirer and PACs further decided to: (a) increase the number of Equity Shares to be acquired in the Open Offer to up to 651,000,000 equity shares, representing 17.51% of voting share capital of Vedanta Limited; and (b) increase the offer price to ₹ 235.00 (Indian Rupees Two Hundred Thirty-Five) per equity share including interest of ₹ 1.29 per equity share. Total consideration for the offer is approximately ₹ 153,000 million ($ 2,092 million). In accordance with the SEBI (SAST) Regulations, the date of commencement of the tendering period (“Offer Opening Date”) was Tuesday, March 23, 2021, and date of closure of the tendering period (“Offer Closing Date”) was April 7, 2021. The details relating to the Offer are set out in the final letter of offer made available on SEBI’s website (www.sebi.gov.in).

In continuation to the updates regarding the offer, the Acquirer has issued a press release dated April 14, 2021 that 374,231,161 equity shares of VEDL have been validly tendered in the voluntary open offer. Following this acquisition, the shareholding of the Acquirer in VEDL has increased from 55.1% to 65.2%.

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

MARKET REVIEW

Global Economy and Commodity Markets

The global economy in 2020 faced an unprecedented disruption from COVID-19 creating a major setback in economies around the world. The declaration of the novel coronavirus as a global pandemic led to the lockdown in several countries and severely hindered economic activities in most parts of the world.

As lockdown restrictions ended, economic activities have picked up in many regions, but at a slow rate resulting in GDP contraction in several nations in 2020. As per National Bureau of Statistics of China, Chinese economy’s Industrial Production year-on-year (“y-o-y”) growth decreased to negative 13.5% in January-February 2020 but made a comeback at the end of 2020 reaching growth of 7.3% in December 2020.

Most economies faced major contraction in GDP in the second quarter of 2020, while the Chinese economy, experienced year-on-year growth of 3.2%.

However, with the strict lockdown and restricted essential activities from the start of FY 2021, economies have tried to take fiscal and monetary measures to support markets. The IMF has reported that governments of many countries have announced fiscal actions of $ 16 trillion as of March 17, 2021 to support health care systems, households, and firms since the beginning of the pandemic comprising $ 10 trillion in additional spending or forgone revenue and $ 6 trillion of government loans, guarantees, and capital injections, resulting in the global public debt reaching 97.3% of GDP in 2020 and projected to reach around 99% of GDP in 2021. Most of the economies took measures to counter the drastic effect of the COVID-19 pandemic in terms of fiscal and monetary policies. Among various measures of the United States, the support under Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) with $ 2.3 trillion ( approximately ~ 11% of GDP) stimulus package has been concentrated on employee benefits, tax rebate, food safety, corporate bankruptcy prevention, healthcare, and international assistance. The federal funds rate is lowered by 150bp in March 2020 to 0-0.25bp. The Federal Reserve also introduced facilities to support the flow of credit, in some cases backed by the Treasury using funds appropriated under the CARES Act. In March 2021, President Biden provided another round of coronavirus relief with an estimated cost of $ 1,844 billion (about 8.8% of 2020 GDP) aimed at investing in the public health response and providing time-bound assistance to families, communities and businesses, adding resources to the vaccination program etc., providing direct stimulus payments of $ 1,400 to eligible individuals etc.

While in European Union the EU budget and Next Generation EU (“NGEU”) recovery fund (€ 750 billion) has been finalized in December 2020. The European countries having high debts and hit hard by the pandemic like Italy and Spain and Eastern European countries are likely to be the biggest beneficiaries of this measure, as per IMF. 30% of the NGEU and 2021-27 EU Budget has targeted climate change-related spending. Other European Commission’s packages are targeted towards pandemic crisis support, government’s guarantees for loans to European investment banks and job protection.

The Chinese government has also announced the fiscal measure of RMB 4.9 trillion (4.7% of GDP) for spending on epidemic prevention and control, production of medical equipment, unemployment mitigation, tax relief, and additional public investments. The monetary measures provided by the People’s Bank of China and the Chinese government are targeted towards safeguarding financial stability and providing financial relief to affected households, corporates, and regions facing repayment difficulties.

The stimulus packages injected by the economies helped bolster GDP growth from Q3 of 2020 onwards.

With vaccine rollout and backed by stimulus packages, 2021 GDP growth is likely to be higher than 2020. However, the recovery is not balanced and varies widely among advanced economies, emerging economies and developing economies. Government support also brings about increased debt levels of the economy. With around 180 million cases and 3.90 million deaths worldwide reported by WHO till June 25, 2021, the world is still facing a crisis to contain the virus and resume economic activities though policy measures have been initiated to support vaccination worldwide.

Opportunities for the Company

Globally, monetary and fiscal policy has been targeted towards mitigating the adverse effect of the pandemic. Economies have made the efforts through stimulus packages to revive the job markets that have been impacted by the pandemic. Efforts to encourage household investments have been made, which may subsequently increase the global demand for commodities. As the prices of metals have recovered to and even surpassed pre-pandemic level in some cases and there are signed of recovery in the manufacturing industries, Vedanta has a positive outlook to benefit from the commodity market revival.

The revival of industrial activities, driven by fiscal and stimulus packages has been a major contributor to increasing price levels in the metals and minerals market. Resuming mobility-related activities in the economies such as road transport and aviation will affect oil demand, which is likely to revive by the latter half of 2021 due to gradual opening up lockdown and restricted mobility in certain regions. Widespread vaccination efforts will likely further encourage economic activities by the end of the year, which may support the revival of the oil and gas market.

We believe our diversified commodity portfolio and relentless emphasis on reducing costs and digital implementation position us well to take advantage of the expected increase in demand and the resulting improvement in commodity prices.

The Indian Economy

India is Vedanta Limited’s primary market, which we believe has the potential for robust economic revival in 2021. COVID-19 has been particularly challenging for the Indian economy with a prior slow growth rate, declining exports, rising inflation, and a downturn in manufacturing output. The Index of industrial production (“IIP”) decreased drastically to negative 57.3% April 2020 due to stringent lock down across India, hindering economic activities. India’s GDP growth tumbled by negative 24.4% in quarter 1 of fiscal year 2021.

However, the Government of India has taken a number of encouraging steps such as “Aatmanirbhar Bharat Abhiyaan” (Self Reliant India) to aid the country out of Coronavirus crisis and revive the economy. The stimulus package of ₹ 20 trillion or 10% of GDP was announced by the GoI through the measures like free food grain supply to migrants, collateral free loans for businesses, equity funding and subordinate debt for Micro, Small & Medium Enterprises (MSMEs), funds for agricultural infrastructure, emergency working capital for farmers, liquidity support to power distribution companies, increasing borrowing limits of the state governments etc. has boosted confidence in Indian business sectors.

India’s central bank Reserve Bank of India (RBI) also has rolled out a slew of measures to provide support to the industries, to mitigate the impact of COVID-19 and to infuse liquidity in the economy. It took steps to reduce the repo rates and reverse repo rates and implemented the moratorium on payment of term loans amongst other monetary measures. During Mar-May 2020, RBI cut the policy repo rate by 115 basis points. This is on top of a cumulative reduction of 135 bps during February 2019 to February 2020. GoI’s efforts to make finance available to the vulnerable sectors like micro, small & medium enterprises (“MSME”), injecting liquidity in the system, increased borrowing by RBI through target long-term repo operation (“LTRO”) and other measures provided much needed relief to Indian citizens and industries. The RBI also permitted all commercial banks to allow a moratorium of three months on payment of instalments of all term loans falling due between March 1, 2020 and May 31, 2020 and further extended it by another three months till August 31, 2020.

Revival in economic activities and consumption demand have been visible in many economic indicators like industrial production, steel consumption, automobile sales and, electricity generation etc. which indicates an economic recovery, though the second wave of covid pandemic may impact the momentum of the revival.

We expect vaccinations to encourage the economic activities and improve the affected industries. The success of the vaccination drive may also create a positive outlook towards the growth of the economy.

India’s real GDP growth, being adversely affected by the pandemic, is estimated to decline by -8% in 2020 by IMF, though it forecasts a strong recover in 2021 with GDP growth of 12.5% which is the highest growth rate amongst the Advanced Economies and Emerging Markets Developing Economies as predicted by IMF.

OPPORTUNITIES FOR VEDANTA LIMITED

India-focused growth agenda

Despite challenges in the global economy due to COVID-19, India continues to fight back with its world-class vaccination manufacturing facility and strong outlook towards the recovery. The country’s economic growth is supported by a sound fiscal policy framework, strong regulatory mechanism, wide-ranging structural reforms undertaken by the Government of India and states, and a robust democratic ecosystem that continues to underline the importance of transparency in corporate governance.

We expect the growth of manufacturing sector and Indian economy to accelerate in the second half of 2021, which we believe would lead to increase in private investment.

Going forward, we expect to see an emphasis on infrastructure development on account of growing household income and wide-ranging urbanization. The Government’s vision on Aatmanirbhar Bharat, is coupled with steps towards decarbonization and promotion of electric mobility. These initiatives are expected to strengthen the country’s demand for commodities, given that India’s per capita consumption of all metals including steel, aluminium, copper, and zinc is significantly below the world average. India is the third-largest oil consumer in the world, but in per capita terms, it is only about one-third of the world’s average. Given its rising energy needs and increased dependence on crude oil imports, this also offers an opportunity for domestic oil producers to boost production.

Policy support

1.

Aatmanirbhar Bharat Package – In order to fight against the COVID-19 pandemic and support the Indian economy, the Indian government announced a special economic package of ₹ 20 lakh crore (equivalent to ₹ 20,000 billion) which is equivalent to 10% of India’s GDP. Hon’ble Prime Minister of India also called for bold reforms across sectors to drive India towards Atmanirbhar Bharat or self-reliance.

Subsequently under this package, several structural reforms have been announced by Hon’ble Finance Minister including mineral and coal sectors. Major points related to mineral and coal sectors are highlighted below.

•	Seamless composite exploration-cum-mining-cum-production regime

•	500 mining blocks to be auctioned transparently;

•	Removal of distinction between captive and non-captive mines to allow transfer of mining leases and sale of surplus unused minerals;

•	Introduction of Joint Auction of bauxite and coal mineral blocks to enhance the aluminum industry’s competitiveness;

•	Development of Mineral Index for different minerals;

•	Rationalization of stamp duty payable at the time of award of mining leases;

•	Exploration-cum-production regime for partially explored coal blocks;

•	Coal evacuation infrastructure development of ₹ 50,000 crores (equivalent to ₹ 500 billion).

2.

Commercial Coal Mining – In a major policy reform, Hon’ble Prime Minister launched the auctioning of commercial coal mining. This was aimed at fully opening the coal and mining sectors for competition, capital, participation and technology to make the coal mining sector self-reliant. This will have positive impacts on coal consuming sectors such as Steel, Aluminium, Fertilizers and Cement. Salient features of this reform include revenue sharing-based auction methodology from earlier fixed rupees per tonne based auction of coal blocks, permission for commercial exploitation of Coal Bed Methane, rebates in revenue share payments in the event of early production of coal from the coal mine etc.

3.

Iron and Steel, Aluminium and Copper identified as ‘Factory of the World’ – Central Government has identified 20 sectors where India can meet domestic demand as well as become a ‘factory of the world’ by pushing out more exports and reining in costly imports. Iron and Steel, and Aluminium and Copper industries are included in that list. Ministry of Commerce and Industry will study these sectors in a focused way so that it can be manufactured in India in a competitive way.

4.

Production-Linked Incentive (“PLI”) Scheme: With an aim to boost investments in domestic manufacturing, the Union Cabinet on India has unveiled the PLI Scheme in ten key sectors. This is also a part of India’s endeavor towards self-reliance through enhancing India’s manufacturing capabilities and increasing exports. The ten sectors are - (1) Advance Chemistry Cell (ACC) Battery, (2) Electronic/Technology Products, (3) Automobiles and Auto Components, (4) Pharmaceuticals drugs, (5) Telecom and Networking Products, (6) Textile Products, (7) Food Products, (8) Solar PV Modules, (9) White Goods (ACs and LED) and (10) Speciality Steel. The scheme has approved financial outlay of ₹ 145,980 crore (equivalent to ₹ 1,459.8 billion) over a five-year period. This is apart from already notified PLI schemes in the mobile manufacturing and pharmaceutical sector with financial outlay of ₹ 51,311 crore (equivalent to ₹ 513.1 billion).

Though non-ferrous base metal manufacturing sector has not been considered for the PLI scheme, the sector will indirectly get benefitted from higher metal demand from increased manufacturing of battery, automobile, solar PV module and white goods.

5.

Marketing Freedom for Natural Gas: Taking a significant step to move towards gas-based economy with the objective of increasing domestic production of natural gas, the Cabinet Committee on Economic Affairs has approved ‘Natural Gas Marketing Reforms’.

6.

Union Budget for 2021-22: Budget has proposed ₹ 5.54 lakh crores (equivalent to ₹ 5,540 billion) for capital expenditure for 2021-22 which is 34.5% more than the Budget Estimate (“BE”) of 2020-21, which will increase demand for products consuming metal and mineral. Proposal to set up Development Financial Institution (“DFI”) for infrastructure financing for a lending portfolio of at least ₹ 5 lakh crores (equivalent to ₹ 5,000 billion) in three years’ time is big boost for infrastructure development which will augment demand for metals and minerals.

The increased allocation to the several schemes such as Road Transport, Jal Jeevan Mission, Metro Projects, Strengthening of Power Systems, and New and Renewable Energy by significant amount will drive the commodity consumption of India.

GoI’s clear cut road map on disinvestment of public sector enterprises in all non-strategic and strategic sectors along with monetization of non-core assets of PSEs provides investment opportunities to private sector in good quality assets.

1.	Zinc

Overview

Starting in fiscal year 2021 below $ 1900 per ton, Zinc prices increased to the $ 2800 per ton mark during the period mainly due to the disruption to global zinc mine supply caused by the pandemic. Disruptions to concentrate supply caused by pandemic due to mine closures in Peru and Mexico have played a major role in the recovery of prices.

As restrictions started to ease and the world resumed operations, both demand and supply started to flow back to the pre-covid levels in Q3 and Q4 thereby maintaining a steady price around $ 2700 per ton. Refined zinc metal production increased by 1.2% year on year to 13.64 million tons in 2021.

Global Scenario

Renewed virus control measures will have a more modest impact on demand. Many countries are at various stages in rolling out vaccination programmes. Key difference between the ongoing attempts to curtail the spread now and what we saw in the initial efforts in 2020 is that the focus of control measures is much narrower. This narrow focus, together with adaptions to new working conditions in many sectors such as manufacturing, construction and large parts of the service sector, means that the impact on output will be more modest in Q1 and Q2.

We expect the magnitude of the recovery in Q1 and Q2 will be modest, gaining momentum in Q3 and into Q4. We expect governments and institutions to continue their efforts to try and support economies and we expect that zinc consumption to grow by 4%, marking the first annual increase in zinc consumption for three years.

Indian market and opportunities

Every year, India loses approximately 3 to 4% of GDP due to corrosion and Indian industries have now slowly started recognizing this fact, leading them to actively seek solutions. In the construction sector, the need for corrosion protection rebars has recently been picked by few domestic rebar manufacturers who are working in collaboration with the International Zinc Association (IZA) to bring continuous galvanized rebar plant in India. Indian Railways, considering safety and longevity of rail tracks and are working on different mechanisms to protect the web area of rail from corrosion.

Zinc thermal metallization which has been considered globally as the best method to prevent corrosion of railway tracks will be soon be adopted in India.

Galvanizing has been the key driving force of zinc demand mainly in construction and infrastructure and automobiles. The ₹ 118,101 crore (equivalent to ₹ 1,181,010 million) allotment for Ministry of Road transport and highways will boost zinc consumption for road crash barriers and galvanized steel bridges. Also we expect the 100% electrification of broad-gauge railway routes to be completed by December 2023 will contribute towards zinc demand in India as electrification in railways requires galvanization of electric monopoles.

Products and customers

HZL is the largest primary zinc producer in India with an expected 77% market share in 2021. Around 60% of the refined zinc produced by our smelters is sold in the domestic market, and the rest is being exported to South-East Asia and the Middle East. Over 65% of zinc demand comes from galvanising steel, predominantly used in the construction and infrastructure sectors. We also produce Continuous Galvanising Grade (“CGG”), Electro Platting Grade (“EPG”) and two grades of zinc for use in die-casting alloys. We are working closely with our customers and enhancing our zinc product portfolio in terms of value-added products (“VAP”). Our focus is to increase the supply of VAP to 25% of total HZL sales in FY 2022 from 17% in fiscal year 2021.

2.	Oil and Gas

India’s Oil Demand expected to decline in the short run amid COVID-19

The COVID-19 pandemic remains the overarching concern in the global economy. On a global level, the recovery momentum was led by the manufacturing sector, while service sectors such as travel and tourism, leisure and hospitality have hardly gained global momentum, thus very much affecting global oil demand.

Last year, India’s fuel consumption plummeted by as much as 70%, led by the world’s biggest lockdown. Travel restrictions and teleworking along with lower industrial activity destroyed India’s oil demand. As per Petroleum Planning & Analysis Cell in the fiscal year 2021—22 for the period April to May’ 2021, the overall industry consumption of petroleum products in India has grown by 30% from 24.7 mmt to 32.1 mmt, over the corresponding period of fiscal year 2020 - 21.

Oil and gas projects have resumed as downstream demand is steadily recovering. A new bidding round under the GoI’s open acreage licencing policy is also expected soon.

Products and customers

Vedanta Limited is the largest private sector producer of crude oil in India. Our crude is sold to hydrocarbon refineries and our natural gas is used by the fertiliser industry and the city gas sector in India.

Market drivers and opportunities

The oil market remains fragile in the early part of 2021 as measures to contain the spread of the new variants of COVID-19 makes the near-term recovery of global oil demand difficult. As per International Energy Agency (“IEA”) May’ 2021 outlook, the global oil consumption is forecast to rise by 5.4 mb/d from 2020 level to 99.6 mb/d in 2021.

World oil supply rose 330 kb/d to 93.4 mb/d in April and increased further in May as the OPEC+ alliance continues to ease output cuts. Based on the current agreement, global oil production is set to grow by 3.8 mb/d from April to December. For 2021 as a whole, world oil production expanded by 1.4 mb/d y-o-y versus a collapse of 6.6 mb/d in 2020.

Brent and WTI fell to their lowest levels since 2002, settling at $ 22.74/b and $ 20.48/b, respectively, in late March 2020. Stronger economic prospects and recovery have steadily boosted prices since November 2020. Crude prices rose in April and May boosted by strong economic trends, supply-side concerns, and despite surging Covid cases in some regions. Crude futures rallied by some $7/bbl from April 5, 2021 trough, to $68.81/bbl for ICE Brent and $65.31/bbl for NYMEX WTI on May 10, 2021.

India is the world’s third largest oil consumer, the fourth-largest refiner and a net exporter of refined products. As proven oil reserves are limited compared with domestic needs, we expect India’s import dependency to increase significantly in the coming decades. The country currently meets 85% of its oil consumption and more than 50% of its gas consumption through imports.

As per the India Energy Policy Review 2021 by IEA, rising vehicle ownership and road transport use are the major contributors to oil demand with India’s transportation energy use projected to grow at the fastest rate in the world, averaging 5.5%, compared with the world average of 1.4% per year.

According to the DGH Annual Hydrocarbon Outlook, Fiscal Year 2019-20, India has prognosticated conventional hydrocarbon resources of over 230 billion barrels of oil and oil equivalent gas, with 70% of these assets yet to be explored.

With the increasing demand and thus imports, India’s depleting energy security can prove to be a problem of concern. To utilise its existing resources and decrease the overburdening import bills, the Government has prioritised the reduction of oil and gas imports, increasing domestic upstream activities, diversifying its supply sources and increasing Indian investments in overseas oil fields in the Middle East and Africa. The government also aims to increase the share of natural gas in the country’s energy mix to 15% by 2030, from the current 6% aided by favourable policy changes.

The Government is cognisant that several policy reforms are needed to revitalise the exploration and production ecosystem. The five OALP bid rounds, conducted till date, have been successful, with 105 blocks awarded to leading E&P companies, exploration acreage now stands at approx. 2,37,000 sq. kms with the objective of increasing domestic gas production of natural gas and to move towards a gas based economy, in October 2020 the Government of India allowed complete marketing and pricing freedom for natural gas produced from non-regulated fields, including sale to affiliate companies.

This year the government came up with a self-certification policy and natural gas marketing reforms to improve ease of doing business and attract more investments. To facilitate ease of doing business, government rationalized 37 processes in 3 categories required during the life cycle of exploration and development of a block under a PSC contract, of which for 22 such processes, documents shall be accepted on self-certification basis and no approval is required.

Vedanta Limited has a world-class resource base, with 58 blocks in India. With a strengthened growth pipeline in exploration and development, we believe we are well-positioned to meet India’s growing demand and contribute to India’s vision of becoming Aatma Nirbhar.

3.	Iron Ore

Iron ore prices remain strong due to supply disruptions

The iron ore price surged in December and January and is now at its highest level since 2011. Prices have been driven by high demand in China and (fears of) disrupted supply in Brazil and elsewhere. The iron ore price is forecast to remain well above $ 100 a tonne until late 2021, before easing gradually over subsequent years, ultimately reaching $ 72 (in real terms) by the end of 2026.

Iron ore prices surged in December, lifting from around $ 115 per tonne at the start to the month to close out 2020 at over $ 140 per tonne - the highest level since 2011. Prices have subsequently lifted higher still, averaging over $ 150 a tonne during January 2021 and reaching $ 170 per tonne during parts of February.

Prices (and premium prices in particular) have thus remained at near 10 year highs for two months without significant retreat. Prices have been pushed up by consistently high steel production in China, which has been driven by COVID-19 related stimulus measures. These strong demand influences have magnified the impact of lower supply estimates from Vale, which has reduced its production guidance significantly over the past 12 months.

Iron ore production remains highly concentrated, with a small number of firms accounting for a high share of overall output. High entry costs present a significant curb on new competition. The dominant firms have scaled down investment in recent years, in an attempt to reduce debt and adjust to (at the time) relatively low prices and strong supply conditions. On the demand side, competition is far more intense despite the relative domination of the market by China. Chinese steel mills compete with each other and are rivalrous in their efforts to secure available supply and gain access to potential new supply sources.

Market Drivers and Opportunities

The primary drivers of high iron ore prices are expected to hold throughout 2021. Although Vale has announced plans to expand its capacity significantly, much of the resulting output is not expected to reach seaborne markets for at least two to three years. BHP and Rio Tinto are bringing new mines to production in the Pilbara region of Western Australia, but much of the resulting output will substitute for depleting mines in the same area (see Australia section). Consequently, overall output growth is not expected to occur at a pace which reduces prices significantly.

A range of factors could put downward pressure on prices over the coming months. Some price falls are expected, as Vale’s Brazilian operations steadily return to output levels prior to the January 2019 Brumadinho dam collapse. Overall, Brazilian output expected to recover to normal levels by the end of 2021. More rapid progress on this front could lower prices more swiftly. Chinese steel mills, which are facing severe pressure on margins, may also seek to postpone some output in order to manage price pressures over the coming months. Chinese Government stimulus measures could also be phased down in the second half of 2021, reducing the imperative for rapid purchases of iron ore to meet production schedules and allowing some build-up of iron ore at ports.

However, risks also exist in the other direction. The two largest supply sources – Western Australia and Brazil – are both subject to regular disruption to production and transport from extreme weather events. These include heavy rains which sometimes disrupt operations in Brazil, and cyclonic activity which periodically affects Australian shipments from Port Hedland, Dampier and Cape Lambert. The likelihood of further events presents a perpetual risk of price spikes over the coming years.

Products and customers

Iron ore, a key ingredient in steel which is ultimately used in the construction, infrastructure and automotive sectors. Our iron ore mining operations ceased in Goa from March 2018, pursuant to the order from Supreme Court. Meanwhile, the permitted mining capacity at Karnataka has recently been increased to 5.60 million tons from the previous 4.82 million tons.

Copper

Global refined copper consumption remained unchanged in 2020 at 23.5 metric ton vis-a-vis 2019, while demand in China, the largest copper consumer increased by approximately 5%. China has recorded a GDP growth rate of 18.3% y-o-y in the first quarter from a low base last year. GDP was still 10.3% higher than the same period in 2019.

Despite these challenges, global refined consumption is estimated to grow by 2.6% this year to reach 24.1 metric ton. Copper prices hit a 10-year high of just over $ 10,000 per ton on April 29, 2021 before retracing to close at $ 9885 per ton by the end of the session. This compared to the all-time high of $ 10,190 per ton that was set back in February 2011. Prices have risen on the back of a combination of renewed speculative interest, declining LME stocks, a weaker dollar and lower production numbers that suggest some COVID-related supply problems continue. On the supply side, India grappled with availability constraints of refined copper due to Vedanta Limited’s Tuticorin smelter closure for the third year in a row.

Products and consumers

Refined copper is predominantly used in manufacturing cables, transformers and motors as well as castings and alloy-based products. The Tuticorin smelter closure adversely impacted our production in India.

Market drivers and opportunities

Over the medium and long term, we believe copper consumption in India and China is likely to increase, driven by population growth, urbanisation, the rise of aspiring middle class and demand for electric vehicles. These trends are supported by enabling government measures and initiatives. In addition, this high prices for commodities remain a key factor going forward.

The ongoing focus on green infrastructure, coupled with President Biden’s $ 2 trillion plan have fuelled optimism in copper given the expectation that demand for the metal will grow over the coming years. Sales of electric vehicles (EVs) are increasingly gaining popularity as a means of reducing carbon footprint. Although the pandemic drove global car sales down by 16% in 2020, EV sales jumped by around 40% to around three million vehicles. This trend has continued into the first quarter of 2021, especially in those countries and regions where governments have provided or extended fiscal incentives that have shielded EV purchases from the overall downturn in car markets.

Aluminium

LME prices and world trade scenario

It was a bearish first two quarters for aluminium LME with prices at $ 1,713 per ton in quarter 1 of 2020 and $ 1,527 per ton in quarter 2 of 2020, primarily driven by lower demand due to disruption in global economic activity on account of COVID-19 pandemic. With economic activities reviving in second half of 2020, the aluminium LME was bullish in the last two quarters with prices at $ 1,741 per ton in quarter 3 of 2020 and $ 1,930 per ton in quarter 4 of 2020. This was driven by increase in demand in the second half of 2020. On a year-on-year basis, there was drop in aluminium LME by 5% to $ 1,728 per ton in 2020 from $ 1,811 per ton in 2019.

The global aluminium supply increased marginally by 2% from approximately 63 million tons in 2019 to approximately 65 million tons in 2020 with the increase of production in China. There were hardly any production cuts reported on account of the pandemic. The global aluminium production is expected to increase by approximately 5% to approximately 68 million tons in 2021 primarily being driven by planned smelter ramp ups across India and China. Additionally, the demand showed bearish sentiments due to COVID-19 pandemic and dropped by 3% in 2020 to approximately 63 million tons from approximately 65 million tons in 2019. While the demand in the rest of the world has bounced back to pre-COVID era, the growth in China demand was appreciable since quarter 2 of 2020 and has led the recovery. The global demand for primary aluminium is expected to increase by approximately 9% in 2021 to approximately 69 million tons, the biggest boost coming from construction and transport sector across geographies backed by government stimulus.

The global demand for primary aluminium in 2020 was at approximately 63 million tons, whereas the overall aluminium demand was at approximately 86 million tons. It was reported that the total primary demand outside of China stood at 5 million tons for the first quarter of fiscal year 2021, lower by 22% quarter on quarter, which is one of the biggest quarterly declines since 2009. The total primary consumption in China had fallen to 7 million tons in the fourth quarter of fiscal year 2020, when the pandemic was at its peak in China, but the demand in China has since recovered with an increase of 45% in the first quarter of fiscal year 2021. The global primary aluminium demand for 2021 is estimated to be around 69 million tons.

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

Products and consumers

Vedanta Limited operates one of the largest single-location smelters in the world at its Jharsuguda facility with a 2.3 mtpa proposed aluminium capacity. For the fiscal year 2021, the estimated share for Vedanta Limited (including BALCO) in India for aluminium was approximately 47% among the primary aluminium producers in India, based on internal estimates. Our product range includes aluminium ingots, primary foundry alloys, wire rods, billets, slabs and rolled products. The Company caters to electrical, automotive, building and construction segments, along with a host of other industries, well supported by its high-quality value-added product portfolio. Around 37% of our total aluminium sales globally were value-added products.

During Fiscal year 2021, approximately 32% of our total sales were to the Indian market, specifically for the use in electrical, construction and transportation industries, of which 60% of domestic sales were for value-added products.

During the year, we expanded our market reach in Asian and North American destinations, primarily in VAP, wherein we increased our billet sales in South-East Asia, Indian Subcontinent and Africa, wire rod in Middle East and North America and primary foundary alloys sales in South Korea. International sales to our established customers in other key Asian, European and North and South American markets increased to 1.36 million tons vis-à-vis last year at 1.26 million tons.

Indian market drivers and opportunities

The Indian market is expected to have robust growth, supported mainly by the increased industrial activity and government focus on infrastructure sector and domestic manufacturing in the country. Total aluminium consumption in India decreased in 2021 from 2020 levels due to the pandemic. We believe the long-term demand for aluminium in India and the sub-continent will remain robust backed by increased industrial activity and government focus on the infrastructure sector in the country. Several government initiatives like Make-in-India, Production Linked Incentive for domestic manufacturing, National Infrastructure Pipeline and National Rail Plan have been rolled out that will push the aluminium demand in the country, propelled by infrastructure, automotive and power sector. The Indian government is investing over $ 1 billion in its ‘Make in India’ initiative. The aluminium consumption is expected to rise in India with these initiatives lined up in the country, which is in line with India’s 5 trillion-dollar economy vision.

We believe there is a huge potential for increasing aluminium usage in India in building and construction, automotive and packaging industries. We continue to expand our value-added product portfolio in line with evolving market demand, positioning us for growth in the Indian aluminium market.

4.	Power

Domestic demand driving capacity expansion

Vedanta Limited operates over 9,000 MW diversified power portfolio in India consisting of 96% thermal power and 4% from renewable energy sources.

India is the third largest electricity producer in the world. The electricity generation target for conventional sources for the fiscal year 2021-2022 had been fixed at 1,356 billion units (BU), 9.83% higher year on year. During fiscal year 2016-2021, electricity production in India grew at a CAGR of 1.0%, driven by Government initiatives and schemes to expand electrification and provide round-the-clock power supply.

Products and consumers

Of our cumulative power portfolio, 38% is used for commercial power, while the remaining 62% is intended for captive use. Entire power generated for commercial purposes is backed by long-term Power Purchase Agreements with state distribution companies.

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

The Government has also been supportive of growth in the power sector, delicensing the electrical machinery industry and allowing 100% Foreign Direct Investment (“FDI”). From April 2000 to December, 2020, total FDI in the sector was $ 15.4 billion, of which $ 9.8 billion was invested in non-conventional power sources above.

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

As of April 30, 2021, India had total installed capacity of 383 GW, of which thermal constituted 235 GW, nuclear 7 GW, hydro 46 GW and renewables at 95 GW. The total captive power installed capacity stood at 78 GW.

Currently, India has a demand-supply gap of around 0.5%, providing an encouraging headroom for growth in the power market. The target for renewable energy has also been increased to 227 GW by 2022, of which 114 GW will be produced through solar power.

Vedanta’s power portfolio is well positioned to capitalise on India’s growing demand for power.

5.	Steel

The construction sector is boosting steel demand

Global crude steel production reached 1,864.0 million tonnes (Mt) for the year 2020, down by 0.9% compared to 2019. India’s crude steel production for 2020 was 99.6 Mt, down by 10.6% on 2019. Japan produced 83.2 Mt in 2020, down 16.2% on 2019. India beats Japan again and maintains the second position. While there is a slight decrease in steel demand recovery from 2019 to 2020, however it is expected to increase by 5.8% in 2021. As a result, steel prices are expected to experience volatility in 2021. India’s steel demand has shown a marginal decline of 13.74% from 102.6 Million tons in Fiscal Year 2019 to 88.5 million tons in Fiscal Year 2020. World steel consumption is expected to see a rise of 5.8% in 2021 post virus outbreak. The global steel production volume is estimated to reach 2175 million tonnes in 2024, growing at a CAGR of 4.50% for the period spanning from 2020 to 2024.

India’s steel use per capita for finished steel products stood at 74.6 kg, way below the world average of 227.5 kg, suggesting a huge unrealised potential for steel demand growth. Recently, India has been trying to unleash this through an extensive reform agenda and an ongoing push for infrastructure development. These factors, along with favourable demographics, are improving the macroeconomic fundamentals.

India was a net exporter in fiscal year 2021 at 0.59 million tons net exports compared to net importer in fiscal year 2020 with exports increased to 10.79 million tons a growth of 30% in fiscal year 2021 compared to fiscal year 2020 at 8.3 million tons. However, the country is expected to witness a sudden increase in exports in fiscal year 2022 as well.

Products and consumers

We completed the acquisition of ESL, an integrated steel plant on June 4, 2018. ESL is primarily selling Wire rod, TMT and DI pipe products in India mainly to the construction, infrastructure and automotive sectors.

Market drivers and opportunities

Steel demand is expected to see a surge in 2022 owing to recovering economy, sprouting demand, and improving prices. This surge will be influenced by the Government’s intention to spend larger capital on infrastructure projects in the coming year which will have a multiplier impact on the demand of steel.

OUR BUSINESS

Overview

We are a globally diversified natural resources company with low cost operations. Our business is principally located in India. We have operations and projects in India, South Africa, Namibia, UAE, Ireland, Australia, Japan, South Korea, Taiwan and Liberia and have over 15,000 employees worldwide. We are primarily engaged in zinc, oil and gas, iron ore, copper, aluminium, commercial power generation and steel businesses and are also developing and operating port operation, glass businesses and infrastructure assets. We have expanded our existing business across oil and gas, copper, zinc, aluminium and iron ore and acquired new businesses, such as, the steel business through acquisition of ESL in 2018. We believe our experience in operating and expanding our businesses in India will allow us to capitalize on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations and large and inexpensive labor and talent pools. We believe we are also well-positioned to take advantage of the significant growth in industrial production and investments in infrastructure in India, China, Southeast Asia and the Middle East, which we expect will continue to generate strong demand for metals, oil and gas and power.

We are the leading and only integrated zinc producer with a 77.0% market share by sales volume of the Indian zinc market in fiscal year 2021, according to the India Lead Zinc Development Association (“ILZDA”), and among the primary producers of aluminium with approximately 40.0% primary market share amongst the total domestic sales in India based on internal estimates in fiscal year 2020. Together with our joint operation partners, we account for approximately 25% of India’s domestic crude oil production as of March 31, 2021, according to the provisional data published by Petroleum Planning and Analysis Cell of MoPNG.

We are one of the two custom copper smelters in India with a 22.0% primary market share by sales volume in fiscal year 2021, according to the International Copper Association (India).

I.	Zinc Business

Our fully-integrated Zinc India business is owned and operated by HZL. In 2021, HZL was the second largest zinc-lead miner and fourth largest zinc-lead smelter based on production volumes and in the lowest cost decile in terms of all zinc mining operations worldwide, according to Wood Mackenzie Production Rankings. We have a 64.9% ownership interest in HZL, with the remainder owned by the GoI (29.5%) and institutional and public shareholders (5.6%). We have exercised the second call option to acquire the GoI’s remaining ownership interest in HZL although the exercise is currently subject to dispute. HZL’s operations include five lead-zinc mines, one rock phosphate mine, four hydrometallurgical zinc smelters, two lead smelters, one pyrometallurgical lead-zinc smelter, eight sulphuric acid plants, six captive power plants in northwest India, and processing and refining facilities for zinc, lead and silver at Pantnagar, located in the state of Uttarakhand in northern India. HZL’s mines supply almost all of its concentrate requirements. The silver refinery of HZL has been added to the London Bullion Market Association’s (LBMA) good delivery list for silver with effect from April 16, 2018. HZL is India’s third refiner to be listed on LBMA. LBMA lists those refineries whose gold and silver bars have found, when originally tested, to meet the required standard for acceptability in the London bullion market. HZL is among the top 10 silver producers globally.

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

Vedanta Limited is primarily engaged in the business of exploration, development and production of crude oil, gas and related by-products. Oil and gas business continues to contribute significantly to India’s domestic crude oil production. Vedanta Limited operates approximately 25% of India’s domestic crude oil production as of March 31, 2021.

III.	Iron Ore Business

We are engaged in the exploration, mining and processing of iron ore. In India, we own the rights to reserves consisting of 76.2 million tons of iron ore at an average grade of 46.3%, as of March 31, 2021. In addition, we manufacture pig iron and metallurgical coke, and also operate two waste heat recovery plants of 30 MW each in Goa.

Our mining operations are carried out in the states of Goa and Karnataka, both of which became subject to suspension of mining activities due to alleged environmental and other violations by miners, which has adversely impacted our production of iron ore since August 2011. In Goa the suspension was imposed by the state government of Goa and this suspension was upheld by the Supreme Court of India on the mining activities in the state of Goa from September 2012 to April 2014 and in Karnataka suspension imposed by the state government of Karnataka until April 2013. Although we resumed operations in Karnataka after receiving the stage I forest clearance from the state government of Karnataka and a temporary working permission from the MoEF&CC, the temporary working permission expired on July 31, 2014. Karnataka operations were halted for the period from August 1, 2014 to February 27, 2015. We resumed operations in Karnataka after all statutory clearances were in place from February 28, 2015. Following the Supreme Court of India’s order in April 2014, High Court of Bombay at Goa in August 2014 has pronounced the order to renew mining leases in Goa. The MoEF&CC and the state government have also revoked their suspension orders subject to limits imposed by the Supreme Court, for renewal of the leases and consent to operate from the Government of Goa. In August 2015, our mining operations resumed in our principal mines after completion of necessary statutory formalities and fulfillment of conditions annexed by the Supreme Court and the state government of Goa. The Supreme Court passed its final order in the matter on February 7, 2018 wherein it set aside the second renewal of the mining leases granted by the state of Goa. The Supreme Court directed all lease holders operating under a second renewal to stop all mining operations with effect from March 16, 2018 until new mining leases (not new renewals or other renewals) and new environmental clearances are granted under the MMDR Act. Our mines in the state of Goa were impacted consequent to the judgement of the Supreme Court. We have filed review petition against the SC judgment dated February 7, 2018.

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

The Government of Tamil Nadu has issued orders dated May 28, 2018 with a direction to permanently seal the existing copper smelter plant unit at Tuticorin. The Company has filed an appeal before NGT, Principal Bench challenging the closure order for sealing of the existing plant. Separately, SIPCOT vide its letter dated May 29, 2018, cancelled 342.22 acres of the land allotted to us for the proposed expansion project, which has been stayed by High court of Madras. Further the TNPCB issued orders on June 7, 2018 directing the withdrawal of the Consent to Establish, which was valid till March 31, 2023. The Company had filed a writ petition before Madras High Court challenging the various orders passed against the Company in 2018 and 2013. On August 18, 2020, the Madras High Court delivered the judgement wherein it dismissed all the Writ Petitions filed by the Company. The Company has approached the Supreme Court and challenged the said High Court order by way of a SLP to Appeal and also filed an interim relief for care and maintenance of the plant. The matter was then listed on December 02, 2020 before Supreme Court Bench. The Bench after having heard both the sides concluded that at this stage the interim relief in terms of trial run could not be allowed. Further, considering the voluminous nature of documents and pleadings, the matter shall be finally heard on merits. Further, Hon’ble Supreme Court held that the case will be listed once physical hearing resumes in the Supreme Court. The matter was again mentioned before the bench on March 18, 2021, wherein the matter was posted for hearing on August 17, 2021.

Aluminium Business

Our aluminium business is based out of Chhattisgarh and Odisha. We operate the business in Chhattisgarh through BALCO, in which we have a 51.0% ownership interest, with the remainder owned by the GoI. We have exercised our option to acquire the GoI’s remaining 49.0% ownership interest, although the exercise is currently subject to dispute. BALCO’s operations include two bauxite mines, one coal mine, 1,710 MW captive power plants, an alumina refinery (operations of which have been suspended since September 2009), a 245,000 tpa aluminium smelter, a 325,000 tpa aluminium smelting and fabrication facilities in Central India.

Our aluminium operations in Odisha were earlier operated through Vedanta Aluminium Limited, which is now merged with Vedanta Limited pursuant to the Re-organization Transactions. The operations include 2.0 million tpa alumina refinery at Lanjigarh with associated 90 MW coal based captive power plant. The alumina refinery at Lanjigarh was commissioned in March 2010 and second stream was restarted in April 2016 increasing the alumina refinery’s total capacity to 1.4 million tpa. We also capitalized a debottlenecking project for the alumina refinery in March 2017 increasing the refinery’s total capacity to 2.0 million tpa.

At Jharsuguda, the Company operates two smelters with a combined capacity of 1.75 million tpa. The first is one of 0.5 million tpa, which is fully operational. The second is one of 1.25 million tpa capacity which is under ramp-up and once fully operational, it will take the total capacity at Jharsuguda to 1.75 million tpa. We also have associated 1,215 MW and 1,800 MW (three units of 600 MW each) coal based captive power plants at Jharsuguda. Our 1.25 million tpa smelter initially commenced production on December 1, 2015 and 1,176 pots have been capitalized as of March 31, 2021.

V.	Power Business

We operate multiple power plants across locations in India. Our power business comprises of 600 MW thermal power plant in Jharsuguda, Odisha, 300 MW thermal power plant in BALCO, Chhattisgarh, 485.5 MW thermal power plants in Rajasthan, 106.5 MW thermal power plant in Tamil Nadu and a 1,980 MW thermal power plant in Mansa, Punjab.

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

VI.	Steel Business

We operate the steel business through ESL in which we have 95.49% ownership interest as at March 31, 2021 ESL owns and operates an integrated steel manufacturing facility near Bokaro, Jharkhand and has a current capacity of 1.5 mtpa. It primarily consists of one sinter plant, a vertical coke oven plant, two blast furnaces, an oxygen plant, a lime calcination plant, a steel melting shop, a wire rod mill, a bar mill, a captive power plant and a DI pipe plant. ESL is selling primarily TMT bars, wire rods, DI pipes, pig iron and steel billets in open market and has established its presence in the domestic market.

ESL, our subsidiary filed an application for renewal of CTO on August 24, 2017 for the period of five years which was denied by Jharkhand State Pollution Control Board (“JSPCB”) on August 23, 2018. On August 25, 2018, the Hon’ble High Court of Jharkhand granted stay against said order of denial of CTO by JSPCB to allow to continue the operations. Further, the MoEF&CC passed an order revoking the environmental clearance of ESL. ESL challenged the revocation of the environmental clearance before Hon’ble Jharkhand High Court and on September 27, 2018, the High Court stayed the order of MoEF&CC. In December 2019, ESL has been granted the Stage I forest clearance by MoEF&CC. ESL is working out appropriate solution to secure the revised environmental clearance in due course. MoEF&CC, on August 25, 2020, has granted a Terms of Reference to ESL for 3 MTPA plant with conditions like fresh EIA/EMP reports and public hearing. The Hon’ble High Court of Jharkhand had extended the interim protection granted in the pending writ petitions till September 16, 2020. Hon’ble High Court on September 16, 2020 pronounced and revoked the interim stay for plant continuity with effect from September 23, 2020. ESL filed a SLP before Hon’ble Supreme Court against September 16, 2020 order for grant of interim status quo order and plant continuity. Vide order dated September 22, 2020, Hon’ble Supreme Court issued notice and allowed plant operations to continue till further orders. Public hearing has been concluded on December 16, 2020, and ESL has applied for grant of Environment Clearance to MoEF&CC on January 11, 2021 on Parivesh Portal of MoEF&CC and presented before EAC on February 11, 2021. The revised proposal has been submitted on March 14, 2021 post inputs from February 11, 2021 meeting. The application is under perusal at the MoEF&CC. See “Item 8—Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for further details. Any unfavourable judgement will result in adverse impact on our operations at ESL.

Strategy

Our strategic goal is to become one of the top diversified natural resources company globally, and our strategy is based on the following five key pillars:

–	Delivering profitable production growth across the portfolio

We view strict cost management and increases in productivity as fundamental aspects of our day to day operations and continuously seek to improve efficiency. We continued to be in the lowest cost decile in terms of cost of production in our zinc mining operations worldwide in fiscal year 2021, according to Wood Mackenzie, and we intend to continue to improve our production processes, methods and increase operational efficiencies to further reduce our costs of production in all our businesses. Our current initiatives include:

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

•	securing additional sources of coal through coal block allocations and coal linkages, which are long-term supply contracts for delivery of coal, for use in power plants;

•	improving access to bauxite mines for our aluminium business in Odisha;

•	full capacity ramp up at the Jharsuguda-II;

•	operationalising our Jamkhani coal block in the fiscal year 2022;

•	improving value added product portfolio at Zinc, Aluminum and steel business to improve realisations;

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

•	commissioning of minor metal plants viz cadmium plant, copper matte, Antimony plant, Cobalt plant, RZO plant etc. at Dariba and Chandaria to increase minor metal credits to cost;

•	invest in a rich set of project portfolio comprising enhanced oil recovery projects, tight oil projects, tight gas projects and exploration prospects;

•	project execution in partnership with global oil field service companies with a built-in risk and reward mechanism to derive incremental value from schedule and recoveries in oil and gas unit;

•	exploration of blocks secured through participation in OALP;

•	evaluating additional opportunities to expand the exploration portfolio through participation in Open Acreage Licensing Policy;

•	faster ramp up of phase II and phase III of Gamsberg project;

•	faster progress on Gamsberg smelter project;

•	ramping up production volumes of silver;

•	ramping up shaft at Sindesar khurd and Rampura Agucha mines;

•	ramp up of mining capacities at Rajpura Dariba and Zawar mines to 2 mtpa and 5 mtpa respectively;

•	debottlenecking of smelters at Dariba and Chanderiya;

•	ramp up production at fumer plant;

•	aggressive exploration program focusing on delineating and upgrading Reserves and Resources (R&R) within its license areas across mines;

•	ramp up of underground mines towards their design capacity;

•	to execute growth projects at oil and gas business;

•	evaluate further opportunities to expand the exploration portfolio through OALP and other opportunities;

•	to expand our R&R base through targeted and disciplined exploration programmes by developing both green field and brown field opportunities;

•	disciplined capex and prioritizing capital to high return, low risks project maximizing cash flows for providing the flexibility to invest further;

•	resumption of mining operations in Goa through continuous engagement with the Government and the judiciary;

•	increase our footprint in iron ore by continuing to participate in auctions across the country, including Jharkhand;

•	securing environmental clearance for expansion and debottlenecking of Pig Iron plant to increase production capacity by 1.7 LTPA

•	advocacy for removal of E-auction/trade barrier in Karnataka;

•	engage with government and relevant authorities to enable the restart of operations for copper business in India;

•	to expand operations of Avanstarte Inc during the fiscal year 2022 to the China Market; and

•	acquiring attractive, complementary assets in the natural resources segment that add value to our portfolio.

–	Consolidation and simplification of the group structure

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

With approval granted by NCLT, Kolkata Bench, for the Scheme of Amalgamation, Vedanta Star Limited has merged with Electrosteel Steels Limited and we now directly hold 95.49% in ESL.

–	Continuing to add reserves and resources for long-term value

Our acquisitions of HZL, BALCO, Sesa Resources Limited, Skorpion, Black Mountain Mining, Sterlite Energy, WCL, Cairn India Limited (now Vedanta Limited - oil and gas business), ESL, ASI and FACOR have contributed substantially to our growth. We continually seek new growth and acquisition opportunities in the metals and mining and related businesses in India and elsewhere, including through government privatization programs, where we can leverage our skills and experience. We continue to closely monitor the resource markets in our existing lines of business as well as seek out opportunities in complementary businesses such as coal mining. We also intend to continue to seek out new exploration opportunities for future growth. By selecting opportunities for growth and acquisition carefully and leveraging our skills and experience, we seek to continue to expand our business while maintaining a strong balance sheet and good credit profile.

–	Accelerating cash flows and deleveraging

We aim to increase our cash flows from operations and decrease capital expenditures, and the indebtedness required to fund capital expenditures. As on March 2021, our projects have an estimated total capital expenditure cost of ₹ 825,312 ($ 11,284 million), of which ₹ 570,931 million ($ 7,806 million) had been incurred. Net cash from operating activities was ₹ 295,952 million ($ 4,046 million) in fiscal year 2021, 62.26% increase from ₹ 182,393 million in fiscal year 2020. We paid interest of ₹ 53,499 million ($ 731 million) on our indebtedness in fiscal year 2021, a 3.92% decrease from ₹ 55,682 million in fiscal year 2020.

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

•	The ore reserves of HZL’s Rampura Agucha, Rajpura Dariba, Sindesar Khurd, Zawar and Kayad mines were audited by SRK Consulting (UK) Limited as of March 31, 2021.

•	The ore reserves of Skorpion’s Skorpion mine were audited by SRK Consultants (UK) Ltd as of March 31, 2021.

•	The ore reserves of Black Mountain Mining’s Black Mountain mine and Gamsberg mine were audited by SRK Consultants (UK) Ltd as of March 31, 2021.

•	The proved oil, condensate, and sales-gas reserves blocks of Vedanta Limited—oil and gas business and its subsidiaries were evaluated by DeGolyer and MacNaughton (“D&M”) as of March 31, 2021.

•	The ore reserves of our iron ore mines in India were audited by SRK Consulting (UK) Limited as of March 31, 2021.

•	The ore reserves of our iron ore mine in Liberia were audited by Roscoe Postle Associates Inc. as of April 6, 2014.

•	The ore reserves of BALCO’s Mainpat and Bodai-Daldali bauxite mines were audited by SRK Consulting (UK) Limited as of March 31, 2020.

An “ore reserve” is the economically mineable part. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments and studies have been carried out and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate that at the time of reporting that extraction could reasonably be justified. Ore reserves are further sub-divided in order to increase confidence into probable ore reserves and proven ore reserves.

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

HZL normally sources all of the lead-zinc ore required for its business from its underground mines at Rampura Agucha, Zawar, Rajpura Dariba, Sindesar Khurd and Kayad in the state of Rajasthan in northwest India. Lead-zinc ore extracted from the mines is conveyed to beneficiation plants that processes the ore into zinc and lead concentrates. With good ore mineralogy providing a high metal recovery ratio, the Rampura Agucha mine including its satellite Kayad mine accounted for 53.6% of HZL’s total mined metal in zinc and lead concentrate produced in fiscal year 2021, with the Zawar, Rajpura Dariba and Sindesar Khurd mines accounting for the remaining 13.7%, 4.9% and 27.8%, respectively. Then zinc and lead concentrates are transported by road to the nearby Chanderiya, Dariba and Debari smelters.

Our mining capacities are governed by reserve and resources, mine plan and environmental clearances. Based on such approvals, the capacities are approximately 6.15 mtpa, 4.0 mtpa, 6.0 mtpa, 1.2 mtpa and 1.2 mtpa for Rampura Agucha mine, the Zawar mine, the Sindesar Khurd mine, the Rajpura Dariba mine and the Kayad mine respectively, in fiscal year 2021.

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

g.     Recognition

•	Certified as 2.41 times water positive company

•	Sixth Largest Producer of Primary Silver in the World and contribute to over 10% of our domestic demand

•

22 MW solar power project at Rampura Agucha, 12 MW at Debari and 4 MW at Dariba are all registered under Gold Standard, which is the most rigorous certification given globally for carbon offset projects

•	Hindustan Zinc is included in the list of A rated companies for climate change carbon disclosure project (CDP)

•

Hindustan Zinc is a part of business leader’s group COP 26 which is actively engaged in shaping the agenda for the 26th meeting of countries that signed the United Nations’ framework convention on climate change to be held at Glasgow UK in November 2021

•	Maintained our first position in Asia-pacific region in the metal and mining sector for third consecutive year and ranked 7th globally in the metal and mining sector

•	Hindustan Zinc has featured in the Sustainability Yearbook for the fourth consecutive year

h.    Expansion Projects

•

Dariba smelting complex has successfully commissioned a 4,500 mtpa freeze precipitation technology plant. This will help to recover sodium sulfate from final multistage RO rejects, which will cater to 1/3 of Dariba’s smelters hydro plant’s input salt requirement.

•	Environmental Clearance for Zawar mine expansion from 4 million tons to 4.8 million tons received

•	Chanderiya Zinc Smelter has also received environmental clearance for expansion from current 0.42 mtpa to 0.50 mtpa

•	Backfill plants at Zawar Mala and Mochia Mines were commissioned

•

Due to ongoing COVID-19 disruptions including Visa restrictions for Chinese nationals, final commissioning of fumer plant at Chanderia is not completed yet and efforts are ongoing for an early resumption

•	MoU signed with Government of Gujarat to set up 300 KTPA greenfield zinc smelter at Doswada (coastal smelter). Detailed feasibility studies ongoing.

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

In the underground mines, the ore body is mined by long hole open stoping with pastefill method and loading hauling sequence by using 60 ton truck and a 17/21 ton loader. Ore is fed to the primary crusher and waste is disposed at the waste dump. The mining equipment is largely owner-operated. The processing facility is a conventional crushing, milling and differential lead-zinc floatation plant. Ore is crushed in a series of crushing circuits and then milled in four streams. The zinc and lead concentrates produced are sent to the different smelters of HZL and the tailing portion goes to the tailings dam after thickening. Since 2004, exploration at Rampura Agucha has resulted in significant increases in the reserves at the mine. Following an extensive drilling program to convert mineralized material to reserves, better definition of the ore body boundaries, addition of mineralized material and the conduct of open-pit re-optimization, as well as the commencement of underground mine project work, according to JORC reserves and resources statement, the proven and probable reserves were 42.7 million tons as of March 31, 2021 with an average grade of 11.9% zinc, 1.4% lead and 48.2 ppm silver net off. The drill spacing for the definition of proven reserves were approximately 50 meters by 50 meters while for probable reserves was 100 meters by 100 meters. Open pit mine operation has ceased from the end of March 2018, and underground mine operations are continuously ramping up in sustaining ore production from Rampura Agucha.

As of March 31, 2021, HZL estimates the remaining mine life at Rampura Agucha to be 8 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan. During fiscal year 2021, the Rampura Agucha underground mine produced 4.27 million tons of ore with 10.89% zinc and 1.6% lead. It produced 414,837 tons of zinc metal in concentrate and 38,349 tons of lead metal in concentrate. The main shaft has completed up to a depth of 950 meters as planned with completion of the north and south vent.

The gross book value of the Rampura Agucha mine’s fixed assets and mining equipment (including assets related to the Rampura Agucha’s underground mining operations and the Kayad mine) was ₹ 98,660 million ($ 1,349 million) as of March 31, 2021. The mining lease of Rampura Agucha mine is valid up to March 2030.

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

The gross book value of the Rajpura Dariba mine’s fixed assets and mining equipment is approximately ₹ 14,300 million ($ 195 million) as of March 31, 2021.

As of March 31, 2021, HZL estimates the remaining mine life at Rajpura Dariba to be around 14 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan. According to JORC reserves and resources statement, the proven and probable reserves for the Rajpura Dariba mine as of March 31, 2021 is 28.2 million tons with 5.0% zinc, 1.7% lead and 57 particles per million silver net off. An exploration program is also underway to identify new resources with the potential to be upgraded to reserves and continues to be focused on maintaining the reserve position after annual mining depletion. The drill spacing for proved reserves was approximately 30 meters while for probable reserves was less than 60 meters.

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

In fiscal year 2021, 1.21 million tons of ore at a feed grade of 4.6% zinc and 1.22% lead ore was mined at Rajpura Dariba mine which produced 45,925 tons of zinc metal in concentrate and 10,574 tons of lead metal in concentrate.

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

According to JORC reserves and resources statement, the proven and probable reserves for the Sindesar Khurd mine as of March 31, 2021 is 45.3 million tons with 3.3% zinc and 2.1% lead and 105 particles per million silver net off.

Access to the mine is through shaft and declines (North and South) from the surface while ore is hauled through the declines by low profile dump trucks or LPDTs. The ore body is accessed via horizontal drives on number of levels. The mine currently utilizes blast holes toping with back filling mining method with stope panels varying from 25 to 50 meters in strike.

Ore produced from the mine is treated at 2.0 mmtpa beneficiation plant commissioned in 2011 at Sindesar Khurd. The beneficiation plant underwent debottlenecking in January 2015 to increase its capacity from 2 to 2.8 mtpa at Sindesar Khurd. Lead and zinc concentrates are sent to their respective high rate thickeners installed separately for lead concentrate and zinc concentrate generated from the concentrator. At Sindesar Khurd mine, the new 1.5 mtpa capacity beneficiation plant was commissioned in January 2017 which has increased the mine’s total beneficiation capacity to 4.3 mtpa. In fiscal year 2019, another 1.5 mtpa beneficiation plant was commissioned which is taking the total milling capacity to 6.2 mtpa. Tailing dewatering and disposal section comprises of hydro cyclone, tailing thickener, neutralization tank, pumping of tailing to tailing pond and reclaimed water pumping. Lead and zinc concentrates are thickened, filtered and stored before they are sent to HZL’s smelters. Power for the mill and the mine is supplied from HZL’s captive power plant located at Dariba itself. The gross book value at this mine is approximately ₹ 63,358 million ($ 866 million) as of March 31, 2021.

As of March 31, 2021, HZL estimates the remaining mine life at Sindesar Khurd to be around 8 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life—of—mine plan.

In fiscal year 2021, 4.84 million tons of ore at a grade of 3.38% zinc and 2.52% lead ore was mined at the Sindesar Khurd mine. From the ore produced at Sindesar Khurd mine, 149,996 tons of zinc metal in concentrate and 97,795 tons of lead metal in concentrate was produced in fiscal year 2021.

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

According to JORC reserves and resources statement, the proven and probable reserves for the Zawar mine as of March 31, 2021 is 31.5 million tons with 3.1% zinc and 1.6% lead and 23 particles per million silver net off.

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

In fiscal year 2021, 3.95 million tons of ore mined at a grade of 2.48% zinc and 1.86% lead, which produced 88,769 tons of zinc metal in concentrate and 62,296 tons lead metal in concentrate.

The gross book value of the Zawar fixed assets and mining equipment was approximately ₹ 37,926 million ($ 519 million) as of March 31, 2021.

Power is supplied through a combination of an 91.5 MW thermal coal-based captive power plant initially commissioned in December 2008 and a 6 MW captive power plant.

As of March 31, 2021, HZL estimates the remaining mine life of the Zawar mine to be 5 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan. The focus of underground mine exploration at Zawar is to enhance the ore reserves to expand the mine life by 5 years and to identify new mineralized areas to enhance production capacity. A surface drilling program is underway to locate deeper resources below 100 meter reduce level up to 500 meter reduce level. Underground exploratory drilling is carried out on a grid of between 25 to 30 meters which is then infilled to 12.5 or 15 meters after completing the development for final delineation of ore bodies. Past exploration has outlined additional in-mine mineral resources which require further delineation to add to reserves and further extend the mine life.

❖	Kayad Mine

The Kayad lead—zinc mine is located in Ajmer, in the state of Rajasthan.

The Kayad lead—zinc mine deposit was initially prospected by Airborne Mineral Survey and Exploration wing of Geological Survey of India and drilling commenced in August 1988 and was completed in December 1991. The detailed exploration of Kayad deposit was commenced by HZL in the month of June 1999 and continues with a total of 178 kilometers in 1,132 drill holes. According to the reserve report, the proven and probable reserves for Kayad mine as on March 31, 2021 was 2.6 million tons at 6.8% zinc and 0.8% lead and 14 particles per million silver net off. As of March 31, 2021, HZL estimates the remaining mine life of the Kayad mine to be over 2 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan.

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

In fiscal year 2021, 1.17 million tons of ore at a grade of 5.15% zinc and 0.80% lead ore was mined at Kayad mine which produced 56,456 tons of zinc metal in concentrate and 6,950 tons of lead metal in concentrate. A 33 KV power line was commissioned on February 2, 2012 to meet the constructional power requirements of the mine. Currently, most of the power is being taken from captive power plant in Zawar and some power is taken from state grid. A one megavolt amperes diesel generator is kept as a backup power supply for emergency operations in the event of power failure. For proper power distribution, a two megavolt amperes underground sub-station is commissioned in each of the north and south sections.

Summary of Mine Reserves

The following table sets out HZL’s proven and probable zinc and lead reserves as of March 31, 2021:

Mine	Proven Reserves				Probable Reserves				Total Proven and Probable Reserves				Vedanta Limited Ownership	Reserve Life
	Quantity	Zinc Grade	Lead Grade	Silver Grade	Quantity	Zinc Grade	Lead Grade	Silver Grade	Quantity	Zinc Grade	Lead Grade	Silver Grade
	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)%		Years
Rampura Agucha	17.3	12.5	1.8	66	25.3	11.6	1.1	36	42.7	11.9	1.4	48	64.9	8
Rajpura Dariba	5.3	6.0	1.7	72	22.9	4.8	1.7	54	28.2	5.0	1.7	57		14
Sindesar Khurd	17.5	3.8	2.5	133	27.7	3.0	1.8	87	45.3	3.3	2.1	105		8
Zawar	17.9	3.1	1.6	20	13.6	3.1	1.6	27	31.5	3.1	1.6	23		5
Kayad	1.2	5.1	0.7	12	1.4	8.3	0.9	15	2.6	6.8	0.8	14		2

Total	59.3	6.3	1.9	71	91	5.9	1.6	54	150.3	6.1	1.7	61	64.9

References to “g/t” are grams per ton

Additional information:

1.

The reserve estimates for each of the mines have been prepared by the mining engineer of the respective operation and the same have been audited by SRK Consulting (UK) Limited. The reserves presented for the HZL mines have been adjusted to incorporate losses for mine dilution and mining recovery according to the JORC code.

2.

The dynamic cut-off grade in terms of zinc equivalent was used for calculating reserves and resources. The zinc equivalent cut-off grade for (i) Rampura Agucha mine is 3.12% for main lens and 2.56% for galena lenses (lead equivalent), (ii) Rajpura Dariba is 2.38%, (iii) Sindesar Khurd is 1.97%, (iv) Zawar is 2.45% and (v) Kayad Mines is 2.50%.

3.	The metallurgical recovery factor for the following HZL mines is as follows:

Mine	Metallurgical Recovery Factor
Rampura Agucha
Zinc	94.81%
Lead	97.36%
Rajpura Dariba
Zinc	95.96%
Lead	96.27%
Sindesar Khurd
Zinc	96.12%
Lead	97.48%
Zawar
Zinc	95.46%
Lead	96.65%

4.

The commodity price for zinc, lead and silver considered for the evaluation of reserves is $ 2515 per ton, $ 1974 per ton and $ 21.56 per ounce (“oz”), respectively. The currency conversion factor used to estimate the reserves was US dollars per Indian Rupees 76.29.

5.	The reserve quantities disclosed are for the entire mine.

Smelters

Overview

The following table sets forth the total capacities as of March 31, 2021 at HZL’s Chanderiya, Debari, Zawar, Dariba and Pantnagar facilities:

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

Concentrate requirements for the facility are supplied by HZL’s mines. The 154 MW and 80 MW thermal power plant along with 13.7 MW WHRB (Waste Heat Recovery Boilers) power generation facility at Chanderiya provide all of the power for the facility. In addition, two liquid fuel power generation capacity of 14.8 MW are also available. The captive power plants require approximately 75,000 metric tons of coal at 6,000 gross calorific value per month, which is currently met through imports and domestic sources. The impure silver obtained as a by-product from zinc-lead smelting at this smelter is refined at the Pantnagar plant.

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

Pantnagar

The Pantnagar plant, which is located in the state of Uttarakhand in northwest India, includes a 518 tpa silver refinery that was commissioned in December 2011, a zinc ingot and a lead ingot refining and processing plant that was commissioned in February 2012. Pursuant to the improvement in operational efficiencies and debottlenecking of existing facility, which was completed in March 2019, the Silver smelting capacity increased by 282 tpa (82 tpa in 2018 and 200 tpa in 2019) to 800 tpa. The Pantnagar plant refines and processes zinc and lead ingots from zinc and lead cathodes that are produced by our Chanderiya and Dariba smelters and also refines the impure silver obtained as a by-product from lead smelting conducted at our Chanderiya and Dariba smelters. Therefore, the Pantnagar plant does not increase the total zinc and lead production capacity of HZL’s facilities. Haridwar and Pantnagar facility is also used for nationwide distribution of finished goods as well as for exports.

Production Volumes

The following table sets out HZL’s total production from its Chanderiya, Debari, Dariba and the Pantnagar facilities for fiscal years ended March 31, 2019, 2020 and 2021:

		For the Year Ended March 31,
Facility	Product	2019	2020	2021
		(tons, except for silver which is in kgs)
Chanderiya
ISPTM pyrometallurgical lead-zinc smelter	Zinc	24,331	21,505	-1,239
	Lead	40,728	54,963	62,512
	Silver	6,400	—	—
First hydrometallurgical zinc smelter	Zinc	191,193	194,353	212,259
	Zinc	209,279	209,921	220,608
AusmeltTM lead smelter	Lead	45,188	39,953	32,478
Sulphuric acid plants	Sulphuric acid	552,660	546,001	512,980
Dariba
Hydrometallurgical zinc smelter	Zinc	203,512	200,689	214,465
Lead Smelter	Lead	111,922	86,454	119,409
Sulphuric acid plant	Sulphuric acid	477,217	426,623	516,687
Debari
Hydrometallurgical zinc smelter	Zinc	67,968	61,817	69,353
Sulphuric acid plant	Sulphuric acid	253,363	267,844	280,296
Pantnagar
Silver Refinery	Silver	679,183	609,808	705,676
Total	Zinc	696,283	688,286	715,445
	Lead(1)	197,838	181,370	214,398
	Silver	685,583	609,808	705,676
	Sulphuric acid	1,283,240	1,240,468	1,309,963

(1)

Excludes lead containing a high content of silver (high silver lead) produced from the pyrometallurgical lead-zinc smelter for captive use, which was 6,534 tons, 7,088 tons and 6424.40 in fiscal years 2019, 2020 and 2021 respectively.

The following table sets out HZL’s total ore, zinc concentrate, lead concentrate and bulk concentrate production for fiscal years ended March 31, 2019, 2020 and 2021:

Mine (Type of Mine)	Product	Year Ended March 31,
		2019	2020	2021
		(tons, except percentages)
Rampura Agucha (Underground)	Ore mined	3,330,011	3,940,097	4,272,902
	Ore grade – Zinc	11.8%	11.13%	10.89%
	Lead	1.7%	1.62%	1.61%
	Recovery – Zinc	86.8%	87.36%	88.84%
	Lead	53.5%	52.55%	55.57%
	Zinc concentrate	718,272	767,935	832,646
	Lead concentrate	59,677	60,695	67,764
Kayad (Underground)	Ore mined	1,199,823	1,139,071	1,174,825
	Ore grade – Zinc	8.2%	6.86%	5.15%
	Lead	1.1%	0.92%	0.80%
	Recovery – Zinc	94.3%	93.05%	93.17%
	Lead	74.0%	72.53%	74.21%
	Zinc concentrate	191,950	138,219	110,447
	Lead concentrate	17,947	13,143	11,772
Rajpura Dariba (Underground)	Ore mined	1,079,955	1,037,608	1,215,169
	Ore grade – Zinc	5.0%	4.85%	4.60%
	Lead	1.2%	1.18%	1.22%
	Recovery – Zinc	83.8%	84.24%	84.41%
	Lead	68.3%	69.33%	69.64%
	Zinc concentrate	91,815	78,365	81,375
	Lead concentrate	23,027	19,119	21,838
Sindesar Khurd (Underground)	Ore mined	5,310,794	5,077,646	4,842,264
	Ore grade – Zinc	3.7%	3.37%	3.39%
	Lead	2.4%	2.05%	2.20%
	Recovery – Zinc	90.4%	91.27%	91.81%
	Lead	88.4%	88.83%	90.00%
	Zinc concentrate	350,272	325,195	318,820
	Lead concentrate	187,273	166,776	173,017
Zawar (Underground)	Ore mined	2,864,587	3,270,668	3,951,282
	Ore grade – Zinc	2.4%	2.52%	2.48%
	Lead	2.0%	1.94%	1.83%
	Recovery – Zinc	78.2%	86.29%	90.57%
	Lead	80.2%	84.05%	86.12%
	Zinc concentrate	104,497	139,241	170,706
	Lead concentrate	70,458	92,014	102,535
Total	Ore mined	13,785,170	14,465,090	15,456,442
	Zinc concentrate	1,456,806	1,448,956	1,513,994
	Lead concentrate	358,382	351,748	376,927

Principal Raw Materials

The principal inputs of HZL’s zinc smelting business are zinc and lead concentrates and power. HZL has in the past been able to secure an adequate supply of the principal inputs for its business.

o	Zinc and Lead Concentrates

Zinc and lead concentrates are the principal raw material of HZL’s smelters. HZL’s lead-zinc mines have provided all of its requirements for zinc and lead concentrates in fiscal year 2021. We expect HZL’s mines to continue to provide nearly all of its zinc and lead concentrate requirements for the foreseeable future.

o	Power

Most of HZL’s operations are powered by the coal-based captive power plants at Chanderiya, Dariba and Zawar. HZL imports the required thermal coal from a number of third party suppliers and part of the requirement is sourced by way of linkage with South Eastern Coalfields Limited (a subsidiary of Coal India Limited), Western Coal Field and Northern Coal Field (“NCL”).

In past, the coal supplies to Chanderiya had stopped due to pending decision at Ministry of Coal on the linkage supply to plants which have been allocated coal blocks. In February 2014, the coal block allocated to the Chanderiya lead zinc smelter captive power plant was deallocated by the Ministry of Coal. As of January 2016, the coal supplies to Dariba captive power plant stopped due to the expiry of the existing fuel supply agreement and further renewal of such agreement has not yet been sanctioned by South Eastern Coalfields Limited. Linkage coal supplies to HZL’s power plants at Zawar are continuing and the linkage quantity for these plants has been restricted to 50.0% of 0.4 million tons. The remaining coal requirements are met through the import of coal from various countries.

HZL currently has Fuel Supply Agreement (FSA) of 0.9 million tons of coal linkage with Ministry of Coal for the supply of Coal. The FSA was signed in September 2017 with Ministry of Coal for coal supplies to Chanderiya and Dariba. Also, a new FSA was signed for Chanderiya in February 2019 from NCL.

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

Sales and Marketing

HZL’s 10 largest customers accounted for approximately 30.6%, 33.7% and 26.5% of its revenue in fiscal years 2019, 2020 and 2021 respectively. No customer accounted for greater than 10.0% of HZL’s zinc business revenue in fiscal years 2019 and 2020. One customer accounted for greater than 10% of HZL’s zinc business revenue in fiscal year 2021.

HZL’s marketing office is located in Mumbai, and it has field sales and marketing offices in most major metropolitan centers in India. In fiscal year 2021, HZL sold approximately 60% of the zinc metal it produced in the Indian market and exported approximately 28.3% of our Zinc India segment revenue. In lead metal, approximately 84% of total sales was made by HZL in the domestic market, while the remainder of approximately 16% was exported.

In fiscal year 2021, HZL accounted for approximately 71% of domestic sales of zinc metal under annual contracts and approximately 68% of export sales under annual contracts specifying quantity, grade and price, with the remainder sold on the spot market. The contract sales price is linked to prevailing LME price with an additional physical market premium.

Projects and Developments

HZL has been actively conducting exploration, which has resulted in net ore reserves of 150.3 million tons across all mines in fiscal year 2021. Based on long-term evaluation of assets and in consultation with mining experts, we have finalized the next phase of growth, which will involve sinking of underground shafts and developing underground mines. The plan comprises developing a 4.5 mmtpa underground mine at Rampura Agucha mine and expanding the Sindesar Khurd mine from 2.0 mmtpa to 6.0 mmtpa, Zawar mines from 1.2 mmtpa to 4.5 mmtpa, Rajpura Dariba mine from 0.6 mmtpa to 2.0 mmtpa and Kayad mine from 0.4 mmtpa to 1.2 mmtpa. The growth plan will increase mined metal production capacity to 1.25 mmtpa. The estimated cost for these projects amounts to ₹ 122,100 million ($ 1,669 million). HZL spent ₹ 4,180 million ($ 57 million) on these projects in fiscal year 2021.

Market Share and Competition

HZL is the largest primary zinc producer in India, with a 77% market share in 2021. Around 70% of the refined zinc produced by HZL’s smelters is sold in the domestic market, and the rest is being exported to South-East Asian and Middle Eastern markets. Over 70% of the Indian zinc demand comes from galvanising steel, predominantly used in the construction and infrastructure sectors. HZL also produces CGG, EPG and two grades of zinc for use in die-casting alloys. The Company is working closely with its customers to increase the proportion of VAP in its zinc portfolio. It strives to increase the supply of VAP to 25% of total zinc sales in FY 2022, from 16% in fiscal year 2021.

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

As of March 31, 2021, the remaining mine life of the Skorpion mine is approximately 8 months (excluding the period the mine is put into care and maintenance) based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan. The Skorpion mine has an attached electrolytic refinery with the capacity to produce approximately 150,000 tons of SHG zinc ingots annually. Further opportunities to extend the life of the mine are currently being evaluated based on the sulphide ore bodies in the nearby areas. On March 31, 2020, the board approved a request from management to spend $ 1 million (increased to $ 2 million in December 2020) to refresh the feasibility study that was previously performed for the refinery conversion project in order to treat sulphide zinc concentrate from the Gamsberg Mine in South Africa owned by Namzinc’s sister company, Black Mountain Mining (Proprietary) Limited, and start prework for the conversion. Further, Namzinc Board has approved another $ 1 million pre project capital expenditure in FY 2021 to strengthen the Refinery Conversion feasibility to bring it to final stage for board approval.

Significant progress has been made to make the Refinery Conversion Project economically feasible which include 1) two technology partners (licensors) have completed their technical studies and issued reports; 2) An engineering technical feasibility and bankable feasibility study has been also completed by external parties; 3) Project capital expenditure and business case has been finalized based on the information from the feasibility studies; 4) Management are in the final stages of negotiation with Nampower for the cost of electricity, a significant part of the variable costs in the refinery. A favorable power tariff will ensure a positive internal rate of return and overall viability of the conversion project; and 5) In the addition to the above a civil construction partner has been identified and will be appointed on approval by the board.

In the beginning of 2021, an additional opportunity was identified to increase the Refinery capacity from 150 ktpa to 300 ktpa and by doing that ensure that the full beneficiation cycle is complete and full advantage is ensure by selling SHG Zinc into the market.

The increased sulphide conversion is expected to cost $ 430 million and will have a 18-24 months construction period. This will result in a plant capacity of 300 kilo tons per annum of zinc metal produced at an estimated cost of production of $ 640 per metric ton. During July 2021, the Namzinc Board approved $ 380 million in respect of the Skorpion Zinc Refinery Conversion Project.

On March 31, 2020 the mine was put into care and maintenance after a series of slope failures that occurred in the fiscal year 2020. The pit has been assessed by a series of industry experts who have concluded that the pit is minable but a new mine plan will need to be developed. The directors currently expect mining operations to resume in January 2022 and aligns with the expected completion of the refinery conversion project. The directors estimate this will take eight months from the restart of mining operations to fully mine the declared ore resources in the pit.

Following the mine going into care and maintenance, the refinery has also been put into care and maintenance on April 30, 2020. All Namzinc (Propriety) Limited’s employees have been retrenched effective May 1, 2020 and staff required for the care and maintenance activities of the company have been rehired.

Summary of Mine Reserves

The following table sets out the proved and probable zinc reserves as of March 31, 2021:

Mine	Proved Reserve		Probable Reserve		Total Proved and Probable Reserves		Vedanta Limited Interest	Reserve life
	Quantity	Zinc Grade	Quantity	Zinc Grade	Quantity	Zinc Grade
	(million tons)	(%)	(million tons)	(%)	(million tons)	(%)	(%)	(Years)
Skorpion	0.2	7.9	0.6	11.7	0.8	10.8	100.0	0.67
Total	0.2	7.9	0.6	11.7	0.8	10.8	100.0	0.67

Additional information:

1.

The estimate of ore reserves were reviewed by SRK Consultants (UK) Ltd. in accordance reported in accordance with the Australasian Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves, the JORC Code, 2012 Edition (“JORC”).

2.	The cut-off grade used with our reserve estimate is 3%.

3.	The metallurgical recovery factor for Skorpion mine ranges from 70% to 88.5%.

4.	The commodity price considered for the evaluation of reserves is $ 2,500 per ton and currency conversion factor that were used to estimate our reserves was Namibian Dollar per US dollars 16.36.

5.	The reserve quantities disclosed are for the entire mine.

Skorpion Facility

The following table sets out the total capacity of the facility at Skorpion as of March 31, 2021:

Facility	Capacity
Zinc (tpa)

Skorpion	150,000
Project Increase	150,000

Total	300,000

Production Volumes

The following table sets out the total production from Skorpion zinc refinery, total ore and zinc concentrate production at the Skorpion mine, for fiscal years ended March 31, 2019, 2020 and 2021:

Mine (Type of Mine)	Product	Fiscal Year
		2019	2020	2021
		(tons except percentage)
Zinc refinery	Zinc	65,948	66,967	825
Skorpion (Open-pit)	Ore mined	1,009,243	1,038,936	—
	Ore grade -Zinc	7.63%	7.63%	—
	Recovery -Zinc	77.4%	79.85%	—

Principal Raw Materials

The Skorpion mine did not use any oxides in fiscal year 2021.

Power

The maximum power demand of the Skorpion mine is 85 MW and power is supplied from South Africa and is governed by a tri-partite US Dollar-denominated contract between Namibia Power Corporation (Proprietary) Limited, Eskom Holdings Limited and Skorpion, that currently links the annual increases in power costs to a US inflationary index. The tri-partite contract expired in January 2021. Management are currently in negotiations with NamPower for a new contract to increase demand and finalize a price.

Distribution, Transport and Logistics

Zinc at the Skorpion mine is cast into ingots and transported from the refinery to the port of Luderitz, approximately 300 kilometers away by trucks each having a maximum capacity of 35 tons. On the return trip from Luderitz, these trucks carry sulphur transported to site, which is imported by ship. All other re-agents and consumables are trucked in by a transport t contractor.

Sales and Marketing

Skorpion’s 10 largest customers accounted for approximately, 83.6%, 98.52% and 100% of its revenue in fiscal years 2019, 2020 and 2021 respectively. Three of Skorpion’s customers accounted for approximately 49.5%, 82.98% and 88.47% of Skorpion’s revenue in fiscal years 2019, 2020 and 2021. Skorpion’s marketing office is located in Rosh Pinah.

Most of the zinc metal that Skorpion produced in fiscal year 2021 was sold under spot or short term contracts. Approximately 45% of the metal produced is sold in the Southern African Customs Union market and balance is sold to other regions. The contract sales price is linked to prevailing LME price with an additional market premium. Thus, the price that Skorpion receives for its zinc is dependent upon and is subject to fluctuations in the LME price.

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

During fiscal year 2021, 1,357,068 tons of ore at 2.43% zinc and 2.32% lead were mined from the Black Mountain mine, which produced approximately 62,263 tons of zinc concentrate and 40,006 tons of lead concentrate, containing 30,131 tons of zinc metal and 27,471 tons of lead metal respectively. In addition, the Black Mountain mine also produced 19,278 tons of copper in concentrate and 31 tons of silver in concentrate.

During fiscal year 2021, 1,915,561 tons of ore at 6.24% zinc was mined from the Gamsberg mine, which produced approximately 305,190 tons of zinc concentrate, containing 144,577 tons of zinc.

Principal Products

BMM produces zinc, copper and lead in concentrate and all the zinc and copper concentrate are shipped overseas. A small portion of the lead concentrate is sold locally, with the bulk shipped overseas. The BMM mine started producing Magnetite during the period from the mine tailings.

By-products

Silver

Silver is a by-product of our copper and lead concentrate.

Principal Facilities

The following maps shows the specific location of the Black Mountain mine in Northern Cape in South Africa:

Mines

The Black Mountain underground operation mines a polymetallic ore body, with an attached concentrator producing approximately 62,263 tons of zinc in concentrate and 40,006 tons of lead in concentrate respectively. In addition, the Black Mountain mine also produced 19,278 tons of copper in concentrate and 31 tons of silver in concentrate annually.

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

Underground drilling of the deeps ore body was started in December 2000 and were completed in 2012. As of March 31, 2021, BMM estimates the remaining mine life of the Deeps mine to be 4 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan.

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

Swartberg was mined on a small scale (25,800 tons per month) from 1995 but production was stopped in 2006 in an effort to procure the Deeps mine in full production. Mining at Swartberg was re-introduced in the year 2012 by a diamond drilling campaign to explore the ore bodies on strike. Down-plunge in depth at this mine was started in the same year. BMM estimates the remaining mine life of the Swartberg mine to be 5.5 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan.

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

The plant and infrastructure order was placed in October 2016 and site construction started in early June 2017. The milestone of first ore feed as part of the commissioning was achieved by end of September 2018, with all construction activities getting completed in October 2018 and trial saleable production started. First shipment was done in December 2018. The plant reached a steady state of production in February 2019 and the plant was capitalized during March 2019. The plant produced 109,253 and 305,190 tons of zinc concentrate in fiscal years 2020 and 2021 respectively.

Summary of Mine Reserves

The following table sets out the proved and probable zinc and lead reserves as of March 31, 2021:

Mine	Proved Reserve				Probable Reserve				Total Proved and Probable Reserves				Vedanta Limited ownership	Reserve life
	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver
	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(%)	(Years)
Black Mountain-Deeps	1.3	2.7	3.5	35	2.9	2.9	1.4	20	4.2	2.8	2.0	24	74.0	4

	Proved Reserve				Probable Reserve				Total Proved and Probable Reserves				Vedanta Limited ownership	Reserve life
	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver
	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(%)	(Years)
Black Mountain-Swartberg	—	—	—	—	24.4	0.5	1.8	22	24.4	0.5	1.8	22	74.0	4

	Proved Reserve				Probable Reserve				Total Proved and Probable Reserves				Vedanta Limited ownership	Reserve life
	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver
	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(%)	(Years)
Black Mountain-Gamsberg	79.4	6.5	0.5		30.9	5.2	0.5		110.4	6.1	0.5		74.0	12

References to “g/t” are grams per ton

Additional information:

Deeps and Swartberg

1.

The estimate of ore reserves were reviewed by SRK Consultants (UK) Ltd. in accordance reported in accordance with the Australasian Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves, the JORC Code, 2012 Edition (“JORC”).

2.	The cut-off rand value used with our reserve estimate is between ZAR 384 and ZAR 775 per ton.

3.	The metallurgical recovery factor for zinc, lead and copper is 79.4%, 84.1% and 69.1%, respectively.

4.

The commodity prices for zinc, lead and copper considered for evaluation of reserves were $ 2,305 per ton, $ 1,922 per ton and $ 6,511 per ton, respectively. The average currency conversion factor that was used to estimate our reserves was South African Rand per US $ 16.36.

5.	The reserve quantities disclosed are for the entire mine and our share in the reserve quantities is 74%.

Gamsberg

1.

The estimate of ore reserves were reviewed by SRK Consultants (UK) Ltd. in accordance reported in accordance with the Australasian Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves, the JORC Code, 2012 Edition (“JORC”).

2.	The zinc cut-off grade used with our reserve estimate is 1.72%.

3.

The commodity price for zinc considered for evaluation of reserves was $ 2,500 per ton. The average currency conversion factor that was used to estimate our reserves was South African Rand per $ 16.36.

4.	The reserve quantities disclosed are for the entire mine and our share in the reserve quantities is 74%.

Production Volumes

The following table sets out the total ore, zinc and lead concentrate production at the Black Mountain mine for each of fiscal years ended March 31, 2019, 2020 and 2021:

Mine (Type of Mine)	Product		For the year ended March 31,
			2019	2020	2021
			(tons, except percentages)
Black Mountain (Underground)	Ore mined		1,611,301	1,486,754	1,357,068
	Ore grade	Zinc	2.30%	2.23%	2.43%
		Lead	3.10%	2.67%	2.32%
	Recovery	Zinc	78.10%	79.68%	79.39%
		Lead	82.00%	85.71%	84.08%
	Concentrate	Zinc	58,874	56,857	62,263
		Lead	55,548	54,694	40,006
Gamsberg (Open-pit)	Ore mined		1,551,361	3,437,460	1,915,561
	Ore grade	Zinc	5.60%	6.55%	6.24%
		Lead	0.40%	0.40%	0.22%
	Recovery	Zinc	58.30%	61.7%	68.37%
		Lead	—	—	—
	Concentrate	Zinc	17,128	228,258	305,190
		Lead	—	—	—

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

Gamsberg Mine produces zinc and lead concentrates that are sold in international markets on a spot basis or a frame contract basis. The commercial terms negotiated include taking into account the percentage of payable metals, treatment and refining charges and applicable prices. Some of the customers of Gamsberg Mine are Korea Zinc, MRI Trading AG and Nobel Resources Limited.

All the zinc and lead metal that BMM and Gamsberg Mine produced in fiscal year 2020 was sold under frame or spot contracts specifying quantity, grade and price. The contract sales price is linked to the prevailing LME price with an additional market premium. Thus, the price that BMM & Gamsberg receives for its zinc and lead is dependent upon and is subject to fluctuations in the LME price.

Lisheen

The Lisheen mine is located in County Tipperary, Republic of Ireland. Mining and milling activities at the Lisheen mine ceased in December 2015 and the mine has closed. Concentrator and other plant infrastructure was sold and the rehabilitation of the mine completed. The site transitioned to aftercare in June 2021 and land sales have commenced with portions of sub-divided land being sold.

Our Oil and Gas Business

Overview

Our oil and gas business is primarily owned and operated by Vedanta Limited and its subsidiary – CIHL. The oil and gas business segment has a diversified asset base with 58 blocks in India. The blocks are primarily located across the Indian basins in Barmer, Krishna-Godavari, Cambay, Assam, Gujarat Kutch and Cauvery.

Vedanta Limited - oil and gas business is primarily engaged in the business of exploration, development and production of crude oil, gas and related by-products. Our oil and gas business continues to contribute significantly to India’s domestic crude oil production. Vedanta Limited operates approximately 25% of India’s domestic crude oil production as of March 31, 2021.

The following table sets forth details of the assets of Vedanta Limited - oil and gas business and its subsidiaries including their percentage interest and those of their partners as of March 31, 2021:

	Asset	Basin	Our interest	JV partners	Area (in sq. km)
India
1	RJ-ON-90/1	Barmer	70%	ONGC	3,111
2	CB/OS-2	Cambay	40%	ONGC, Tata Petrodyne	207
3	RAVVA	KG Offshore	22.50%	ONGC, Ravva Oil Singapore, Videocon Industries Limited#	312
4	KG-ONN-2003/1	KG Onshore	49%	ONGC	315
5	KG-OSN-2009/3	KG Offshore	100%	—	1,988
6	AA-ONHP-2017/1	Assam	100%	—	715
7	AA-ONHP-2017/6	Assam	100%	—	279
8	AA-ONHP-2017/14	Assam	100%	—	1,719
9	AA-ONHP-2017/4	Assam	100%	—	839
10	AA-ONHP-2017/5	Assam	100%	—	758
11	AA-ONHP-2017/8	Assam	100%	—	611
12	AA-ONHP-2017/9	Assam	100%	—	18
13	AA-ONHP-2017/11	Assam	100%	—	785
14	AA-ONHP-2017/15	Assam	100%	—	1,367
15	AA-ONHP-2017/2	Assam	100%	—	73
16	AA-ONHP-2017/3	Assam	100%	—	268
17	AA/ONDSF/Hazarigaon/2018	Assam	100%	—	31
18	KG-ONHP-2017/1	KG Onshore	100%	—	2,321
19	KG-ONHP-2017/2	KG Onshore	100%	—	668
20	KG-ONHP-2017/3	KG Onshore	100%	—	49
21	KG/ONDSF/Kaza/2018	KG Onshore	100%	—	115
22	KG-OSHP-2017/1	KG Offshore	100%	—	177
23	KG-DWHP-2017/1	KG Deepwater	100%	—	4,617
24	CY-OSHP-2017/1	Cauvery Offshore	100%	—	Offshore 1,613
25	CY-OSHP-2017/2	Cauvery Offshore	100%	—	Offshore 2,291
26	GK-ONHP-2017/1	Gujarat Kutch Onland	100%	—	Onshore 2,409 Offshore 281
27	GK-OSHP-2017/1	Gujarat Kutch Offshore	100%	—	Onshore 126 Offshore 2,834
28	GS-OSHP-2017/1	Gujarat Kutch Offshore	100%	—	2,627
29	GS-OSHP-2017/2	Gujarat Kutch Offshore	100%	—	674
30	MB-OSHP-2017/2	Mumbai Offshore	100%	—	2,690
31	RJ-ONHP-2017/5	Barmer	100%	—	917
32	RJ-ONHP-2017/6	Barmer	100%	—	925
33	RJ-ONHP-2017/7	Barmer	100%	—	603
34	RJ-ONHP-2017/1	Barmer	100%	—	542
35	RJ-ONHP-2017/2	Barmer	100%	—	1,072
36	RJ-ONHP-2017/3	Barmer	100%	—	1,430
37	RJ-ONHP-2017/4	Barmer	100%	—	1,087
38	CB-ONHP-2017/1	Cambay	100%	—	1,490
39	CB-ONHP-2017/7	Cambay	100%	—	1,335
40	CB-ONHP-2017/10	Cambay	100%	—	2,766
41	CB-ONHP-2017/6	Cambay	100%	—	19
42	CB-ONHP-2017/2	Cambay	100%	—	317
43	CB-ONHP-2017/3	Cambay	100%	—	83
44	CB-ONHP-2017/4	Cambay	100%	—	95
45	CB-ONHP-2017/5	Cambay	100%	—	990
46	CB-ONHP-2017/11	Cambay	100%	—	70
47	HF-ONHP-2017/1	Himalaya Foreland	100%	—	666
48	GV-ONHP-2017/1	Ganga Valley	100%	—	1,817
49	CB-ONHP-2018/1	Cambay	100%	—	185
50	GK-OSHP-2018/1	Kutch	100%	—	1,732
51	GK-OSHP-2018/2	Kutch	100%	—	813
52	MN-OSHP-2018/1	Mahanadi	100%	—	1,825
53	RJ-ONHP-2018/1	Barmer	100%	—	417
54	AA-ONHP-2018/1	Assam	100%	—	249
55	CB-ONHP-2018/3	Cambay	100%	—	519
56	CB-ONHP-2018/4	Cambay	100%	—	559
57	KG-ONHP-2018/1	KG Onshore	100%	—	2,601
58	KG-ONHP-2018/2	KG Onshore	100%	—	230

	Total				62,242

#	In June 2021, Twin Star Technologies Limited, a subsidiary of Volcan, has acquired Videcon Industries Limited through the IBC process. Actual implementation of the acquisition is currently pending.

o	Rajasthan, RJ-ON-90/1 block, Barmer Basin (operator, 70% participating interest)

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

The Mangala field was discovered in January 2004. This was followed by many other discoveries including the Aishwariya and Bhagyam fields. In the Rajasthan block, 38 discoveries have been established since inception. Exploration activities and studies indicate that the block has further potential for reserves that would support future growth opportunities.

Vedanta Limited - oil and gas business also own and operate significant infrastructure assets to facilitate the processing, transportation, and sale of crude oil produced in the Rajasthan block. For fiscal year 2021, Vedanta Limited – oil and gas business’s net average daily production was 61,215 boepd from the Rajasthan block.

o	Cambay, CB/OS-2 block, Cambay Basin (operator, 40% participating interest)

The Cambay CB/OS-2 (the “Cambay block”) is an offshore block which is located in the Cambay Basin of the state of Gujarat in western India. Vedanta Limited - oil and gas business’s operations in the Cambay block are centered on the Lakshmi and Gauri oil and gas fields and the CB-X development area. Based on exploration and development activities undertaken by Vedanta Limited - oil and gas business, the Cambay block has yielded natural gas discoveries in its offshore Lakshmi and Gauri fields and onshore CB-X field and crude oil discoveries in the former two fields. Vedanta Limited - oil and gas business along with its Joint venture partners ONGC and TATA Petrodyne, commenced its gas production from the Lakshmi gas field in 2002 and from the Gauri field in 2004. Production of co-mingled crude oil, which consists of crude oil plus condensate, from the Gauri field commenced in 2005. Lakshmi and Gauri offshore fields cover areas of 121.1 square kms and 52.7 square kms, respectively, in the Cambay Basin and lie off the coast of the state of Gujarat in water depths of approximately 20 meters. CB-X is an onshore gas field situated in the Cambay block and covers an area of 33.3 square kms. Currently, there is no production from CB-X field. For fiscal year 2021, Vedanta Limited - oil and gas business’s net average daily production was 2,601 boepd from the Cambay block.

o	Ravva, PKGM-1 block, Krishna Godavari Basin, Eastern India (operator, 22.5% participating interest)

Vedanta Limited - oil and gas business’s production operations in the Krishna-Godavari Basin are centered on the Ravva PKGM-1 (the “Ravva block”), lying off the coast of Andhra Pradesh in Eastern India, in water depths up to 40 meters. Developed in partnership with ONGC, Videocon Industries Limited and Ravva Oil Singapore, Vedanta Limited - oil and gas business became the operator of Ravva block in 1996. For fiscal year 2021, Vedanta Limited - oil and gas business’s net average daily production was 3,479 boepd from the Ravva block.

o	KG Onshore, KG-ONN-2003/1, Krishna Godavari Basin (49% participating interest)

The onshore block KG-ONN-2003/1, located in the Krishna Godavari basin in the state of Andhra Pradesh, was awarded in NELP V round to a joint venture between Vedanta Limited - oil and gas business and ONGC. Nagayalanka-1Z was the first discovery in the block. For fiscal year 2021, net average daily production was 437 boepd from the KG block. Production from the existing well had commenced in the first quarter of fiscal year 2019. Drilling of three development wells was completed in fiscal year 2019 and all three wells are online.

o	KG Offshore, KG-OSN-2009/3, Krishna Godavari Basin (operator, 100% participating interest)

The offshore block KG-OSN-2009/3 covers an area of 1,988 square kms and is located in the Krishna Godavari Basin off the coast of the state of Andhra Pradesh. The block is currently in the initial exploration phase and was extended until January 30, 2019 due to access restrictions imposed by Ministry of Defense. A further one-year extension was sought on excusable delay and the removal of access restriction imposed by Ministry of Defence requested. The extension to the exploration activities was granted until December 4, 2020 vide the DGH letter dated June 17, 2020. Further, due to the COVID-19 pandemic, the operator invoked force majeure in the block vide letter dated March 30, 2020 on the grounds that the pandemic made it impossible to conduct petroleum operations and DGH has accepted this claim. Having regard to the invocation of the force majeure, DGH vide a letter dated November 16, 2020 has granted extension to the exploration activities till November 10, 2021.

o	Open Acreage Licensing Policy (“OALP”) (100% participating interest)

Under the OALP, revenue-sharing contracts have been signed for 41 blocks in October 2018 and for 10 exploration blocks as part of the Open Acreage Licensing Policy Round II & III (OALP–II&III) in July 2019. These blocks offer a rich conventional and unconventional resource play. The secured blocks increased the acreage of Vedanta Limited’s oil and gas business to approximately 65,000 sq. km.

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

Production

The table below shows oil and gas production results for fiscal years 2019, 2020 and 2021.

Average Daily Production	Units	2019	2020	2021	% Change (2020 Vs. 2021)
Net operated*	Boepd	78,978	85,651	67,732	(21%)
Oil	Bopd	75,411	77,129	59,333	(23%)
Gas	Mmscfd	21	51	50	(1%)

*	Including KG-ONN production of 437 boepd in which Vedanta Limited - oil and gas business is a non-operator.

Estimate of Reserves

Set forth in the table below is certain data regarding the estimates of net reserves from fields within the Rajasthan block, Ravva block, Cambay block and KG Onland block as of March 31, 2021. Volumes reported in this table are in millions of barrels of oil equivalent.

Domestic Asset	Basin	Exploration Activity	Development Activity	Net Proved Reserves
Rajasthan block	Barmer	✓	✓	118.88
Cambay block	Cambay	—	✓	1.65
Ravva block	KG Offshore	—	✓	1.06
KG-ONN block	KG Onland	—	✓	1.00

Total				122.59

Technology

The technology landscape is continuously changing at a rapid pace. Such changes create an opportunity to adapt and develop competitive advantage. It is imperative for Vedanta Limited – oil and gas business to adapt cutting edge technology in order to generate incremental value. The agility to inculcate technology as part of business has been demonstrated over the years ranging from enhanced oil recovery mechanism, to project’s concept optimization, hydraulic fracturing, 3D seismic technology etc.

Enhanced oil recovery methods are tertiary recovery methods of producing oil, which is not recovered during the application of primary and/or secondary water-flood recovery methods. Cairn has successfully executed one of the world’s largest polymer flood enhanced oil recovery projects at Mangala. Driven by its encouraging results, Cairn has implemented polymer flood programs on a large-scale at Bhagyam and Aishwariya fields. Both the fields are currently under polymer injection and has been ramped up to its design capacity.

In addition to the application of polymer flood enhanced oil recovery, Cairn is also working towards implementation of the alkaline-surfactant-polymer flood process in the Mangala field as described in sections above. Similar to the lines of Mangala ASP pilot, Cairn is also planning to implement the ASP pilots in Bhagyam and Aishwariya fields.

Hydraulic fracturing or fraccing or hydro-frac is the process of providing a conductive path for hydrocarbons to flow from the reservoir to the wellbore, in low permeability reservoirs. The application of this technology is helping in the development of tight gas formation of Raageshwari Deep Gas (“RDG”) field. The field development continues to leverage this and other technologies like auto-driller, next generation automated pipe handling rigs etc. to deliver value and efficiency to the project. Till date 41 wells have been constructed (Drilled & Cased), out of which 33 have also been Hydraulically fractured and 27 wells have been flowed back and ready for hook up. As a result of the successful application of these technologies, Cairn has been able to connect more reservoirs and deliver value to the field development.

Cloud technology was implemented during the Ravva offshore drilling campaign, wherein real time data from the rig was sent to a cloud-based platform through a secured transmission process. The high-end virtual computing systems available in the cloud environment were used to monitor the drilling operation, analyze the data for real time optimization and subsequent decisions for forward actions. The cloud technology had significantly enhanced the computing capability, data analytics, cross functional integration and direct collaboration with field there by reducing the dependency on physical IT infrastructural set up. By virtue of this technology, a safe and successful offshore drilling campaign was delivered with no interruptions due to the lockdown situation.

Due to the large number of directional wells drilled from the existing offshore platform in the Ravva offshore field, high anti-collision issues were observed while planning new wells. To achieve the well objectives and to safely drill the well from the existing slot, a deviated conductor shoe was used during the drilling operation, which deflected the wellbore just below the mud-line in order to gain the required separation from the offset wells. This enabled successful drilling of two wells and thereby adding production from field.

During the Ravva Drilling Campaign the offshore rig had to be placed on a platform where the rig’s mat was in close proximity of water injection pipeline. The rig was successfully placed using real time monitoring of rig move with the help of ultrasonic beacons, which were placed on the mudline. This activity enabled the drilling of wells from that platform which resulted in incremental production from the project.

Digital Oil Field (“DOF”) has been implemented in the CB/OS-02 offshore block to enable better collaboration among all the stakeholders including business and all functions. The real time field data is being integrated with corporate Historian. This provides individual well status of the offshore platforms. Additionally, real time well parameters can now be monitored from any location anytime. This has enabled faster decision making and has become a foundation to aid various data analytic insights.

Auto gas lift technique has been successfully implemented in CB/OS-02 offshore block for reviving shut-in wells. The shallow gas zones in existing wells were opened at a controlled rate to produce the wells using gas lift. E-line and tractor-stoker equipment were utilized for operations in the highly deviated wells. The positive results have allowed utilization of auto gas lift in additional wells with positive results.

Platform based stimulation operation of water injector wells was conducted in Ravva field using the in-house conceived customized small footprint-based unit called the “Mini stimulation package”. This initiative has removed the weather dependency of well stimulation and requirement of platform supply vessel for injector well stimulation. This project has resulted in improved water injection, enabling pressure maintenance in the block and improved production performance from the producer wells.

Seismic technologies were implemented which have proven to be reliable in characterizing thin LLM oil accumulations in Ravva offshore field. Some such opportunities are identified as stratigraphically bound isolated Lower Late Miocene (LLM) reservoirs shallower than main reservoir interval. Positive Amplitude variation with offset (AVO) signature has helped in identification and detailed characterization of hydrocarbon bearing thin sand bodies. Conceptual geological model integrated with the seismic technologies like high resolution spectral decomposition images, fluid factor seismic and 3D geo-body extraction was used to decipher geometry and extent of these sands and to have a robust in-place estimate. These advanced seismic technologies have been implemented to identify and assess the opportunities followed by optimization of the well trajectories to be placed at the most favorable subsurface location to maximize recovery.

In OALP blocks, our objective is to reduce cycle time from exploration to production by adopting innovative technology. We have implemented a Full Tensor Gravity Gradiometry™ (FTG) airborne survey to optimize time and cost-intensive seismic data acquisition to fast track drilling. This is the largest onshore FTG survey program in India covering an area of 1,200 LKM in Assam blocks, 8,000 LKM in Kutch blocks, 15,229 LKM in Cambay blocks and 11,439 LKM in Rajasthan blocks.

In addition, we applied Satellite-based Sub-Terrain prospecting (STeP®), which includes eight remote sensing and computational technologies within a six-month time frame covering an area of 3650 sq.km. This is the first application in oil and gas exploration in India to provide information to optimize and prioritize areas for exploration focus.

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

Vedanta Limited - oil and gas business acquired interest in the Rajasthan Block from Shell India Production Development B.V.in two tranches and held 100% interest on June 20, 2003. Under the Rajasthan Block PSC, the GoI has an option to acquire a participating interest of 30.0% in any development area containing a commercial discovery. The GoI exercised their right in all three development areas, specifically, Development Area 1 in 2005, Development Area 2 in 2007 and Development Area 3 in 2009, acting through its nominee ONGC, and acquired a 30.0% participating interest in each. As of March 31, 2021, ONGC holds 30.0%, Vedanta Limited - oil and gas business holds 35.0% participating interest in the Rajasthan block and the remaining 35.0% interest being held by Cairn Energy Hydrocarbons Limited, which is a wholly owned subsidiary of Vedanta Limited.

As per terms of the Rajasthan Block PSC and permissions from the GoI, the crude oil and condensate produced from the Rajasthan block is being sold to both, the public sector undertakings refineries and private refineries. As of March 31, 2021, commercial sales arrangements are in place for over 150,000 bopd with public sector undertakings and private refineries

The Rajasthan Block PSC established a Management Committee for the Rajasthan block which consists of four members, two of whom are nominated by and represents the GoI and the licensee, i.e. ONGC, taken together, and two of whom are nominated by and represents Vedanta Limited - oil and gas business and Cairn Energy Hydrocarbons Limited. The Management Committee must unanimously approve annual work programs, budgets, proposals for the declaration of a discovery as commercial, field development plans, and the delineation of or additions to a development area as provided in Rajasthan Block PSC.

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

The applicability of the Pre-NELP Extension Policy, however, remains sub judice before the Supreme Court of India (on June 30, 2021, we filed SLP before the Supreme Court of India against order of Delhi High Court dated March 26, 2021).

See “Item 8 - Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings” for further details.

The Rajasthan block had benefitted from a tax holiday of seven years from fiscal year 2009 (the year of commencement of commercial production from the Rajasthan block) to March 31, 2016. However, during the seven-year tax holiday, MAT rules were applicable which resulted in a taxation of book profits computed in accordance with the generally accepted accounting principles as used in India. Any MAT paid can be carried forward for a total period of 15 years from the year of payment and used to reduce corporate tax to be paid in future years in excess of MAT payable in those years.

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

The crude oil produced at the Rajasthan block is benchmarked to Dated Brent and Bonny Light, a low sulphur crude oil published in Platts Crude Oil Marketwire on a daily basis. The pricing formula also adjusts for differences in yield and quality.

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

Operations

The Rajasthan block achieved net production of 22.3 mmboe in fiscal year 2021, down by 23%, primarily due to delay in execution of growth projects owing to implementation of nationwide lockdown imposed by the Government of India to curb the spread of COVID-19 and natural reservoir decline at Mangala Bhagyam Aishwariya (MBA) fields. The decline was partially offset by addition of wells brought online as a part of Mangala Infill, MPT Upgrade, Aishwarya and Bhagyam Polymer and Aishwariya Barmer Hill (ABH). Business continues to drive efforts towards volume growth via capacity additions and new wells. The overall equipment effectiveness (OEE) of the Mangala Processing Terminal stood at over 97% for the year.

Development Area 1, primarily comprising the Mangala, Aishwariya, Saraswati, Guda and Raageshwari oil and gas fields, produced a net average 54,719 boepd during fiscal year 2021, lower by 25% year on year, with the Mangala field being the largest contributor. During fiscal year 2021, Development Area 2, primarily comprising Bhagyam, NE and NI fields, produced on an average 6,399 boepd, lower by 6% year on year. Production was from Kaameshwari in Development Area 3 during the year and averaged at 97 barrels of oil per day in fiscal year 2021.

The Rajasthan block received approval from the GoI to begin selling natural gas in March 2013. The eight-inch gas pipeline which runs along the oil pipeline is being used to supply gas to domestic buyers, sales through GIGL pipeline commenced in November 2018. This is an efficient application diligent usage of resources in an environmentally friendly way. During fiscal year 2021, the average gas production from Raageshwari deep gas field was 123.7 mmscfd and average sales was 96.0 mmscfd. Construction of new gas facility is completed and ramp up is underway. This shall lead to incremental sales of approximately 100 mmscfd.

The following table sets out the net average oil and gas daily production from the Rajasthan block for the years ended March 31, 2019, 2020 and 2021:

Average Daily Production	Units	2019	2020	2021	% Change (2020 vs 2021)
Net operated	Boepd	72,849	79,720	61,215	(23%)
Oil	Bopd	70,085	72,143	53,992	(25%)
Gas	Mmscfd	17	45	43	(5%)
Net Development Area 1	Boepd	63,511	72,741	54,719	(25%)
Net Development Area 2	Boepd	9,147	6,797	6,399	(6%)
Net Development Area 3	Boepd	191	183	97	(47%)

➢	Mangala

The Mangala field commenced production in August 2009 and continues to be the largest contributor to production from the Rajasthan asset. To increase the ultimate oil recovery and support for production volumes, Cairn has embarked on an enhanced oil recovery project, which was successfully executed in fiscal year 2016.

In order to accelerate recovery from the Mangala field, an infill drilling campaign consisting of 15 wells was carried out during fiscal year 2018. Further, during fiscal year 2019, Cairn executed a 45 well infill drilling campaign in the field. Drilling and hook up of all 45 wells got completed during fiscal year 2021.

➢	Bhagyam

Bhagyam, the second largest field in Rajasthan, forms part of Development Area 2 and commenced production in January 2012.

Cairn is looking to replicate the success of the Mangala enhanced oil recovery program to enhance recovery from the Bhagyam field through the execution of polymer flooding. Drilling and hook up of all 28 wells has been completed during fiscal year 2021. Surface facility development for polymer implementation has completed and polymer injection has been ramped up to its design capacity.

➢	Aishwariya

Aishwariya, the third largest discovery in Rajasthan, commenced production in March 2013. Vedanta Limited—oil and gas business is replicating the success of the Mangala enhanced oil recovery program to enhance recovery from the Aishwariya field through the execution of polymer flooding. All the 14 planned wells have been drilled and hooked during fiscal year 2021. Surface facility development for polymer implementation has completed and polymer injection has been ramped up to its design capacity.

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

The Mangala processing terminal is spread over an area of 1.6 square kms and is a core asset. The Mangala processing terminal processes crude oil produced from various oil fields in the Rajasthan block. The Mangala processing terminal is currently operational with four oil processing trains. The aggregate liquid handling nameplate capacity of the oil processing trains is 1,300 kblpd. The oil processing train primarily consists of slug catchers, production heaters, a production separator and settling tank for oil water separation and degassing. Stabilized crude after meeting export crude specification is transported to refineries through a 24-inch diameter continuously heated and insulated pipeline. The Mangala processing terminal’s integrated production facilities support the field development plan approved production, which is in line with Cairn’s unified Rajasthan block offtake capability.

➢	Raageshwari Gas Processing Facility

The Raageshwari gas terminal about 70 kms from the Mangala processing terminal, comprises facilities to remove condensable hydrocarbon liquids and water from the gas produced from Raageshwari gas terminal wells. Gas produced and processed at Raageshwari gas terminal was supplied solely to Mangala processing terminal and to the heating stations along the oil export pipeline from Mangala processing terminal. In March 2013, Vedanta Limited—oil and gas business commenced the commercial sale of gas from the Raageshwari deep gas field. This was the first step towards unlocking the natural gas potential of the Rajasthan assets. An ongoing drilling programme with surface upgradation project is expected to increase natural gas production and sales from the field. The construction of the new gas facility is completed and ramp up is underway. The upgraded facility along with existing and early production facility shall have the capacity to process approximately 240 mmscfd of gas. On the pipeline front, GSPL India Gasnet Limited (“GIGL”) has commissioned a pipeline connecting Raageshwari Gas Terminal to Pali and thereon connecting to Palanpur in Gujarat. Gas flow via GIGL line commenced during the third quarter of fiscal year 2019.

➢	Power facilities

At the Rajasthan block, captive power is generated at the Mangala processing terminal via steam turbine generators and Raageshwari gas terminal via gas engines. The total power capacity across Mangala processing terminal and Raageshwari gas terminal aggregates to 93.3 MW. The gas used as fuel is the associated gas from the fields at Rajasthan. For power requirements exceeding the power generation capacity, which is based on associated gas availability, Cairn taps into the Rajasthan state grid power or buys it through open access from the energy exchanges at lower rates.

➢	Mangala Development Pipeline

The Mangala development pipeline is designed to evacuate the crude oil and transport gas from the Rajasthan block. Beginning at the Mangala processing terminal and Raageshwari terminal respectively, the 24-inch crude oil and 8 inch gas pipeline passes through eight districts across two states, Rajasthan and Gujarat. The pipeline ends at Bhogat near Jamnagar on the western coast of India. There are buffer crude storage terminals at Radhanpur and Viramgam for sales to Indian Oil Corporation and off-take lines at Salaya for sales to the Reliance India Limited and Nayara Energy Limited refineries in Jamnagar. Since its commissioning, total cumulative crude oil sales of 594 million barrels have been achieved through the existing pipeline facilities up to March 31, 2021. With the use of drag reducing agents, the proven dispatch capacity of the Mangala development pipeline has been enhanced to around 250,000 bbls per day. Given its length, the Mangala development pipeline incorporates a pipeline intrusion detection system to provide surveillance along its entire length by using fibre optics. Vedanta Limited—oil and gas business’s pipeline operations received accreditation of ISO: 14001 systems in fiscal year 2018 and ISO45001 in fiscal year 2019.

In fiscal year 2014, gas sales commenced through the 8 inch gas pipeline. Capacity was further enhanced through installation of higher capacity gas compressors at Raageshwari and Viramgam terminals to nearly double gas sales capability, as well as modification of impellers of the mainline booster pumps at Viramgam. During fiscal year 2016, stabilization of the compressors and optimization of plant operations aided production. GSPL India Gasnet Limited (“GIGL”) commissioned a pipeline connecting Raageshwari Gas Terminal to Pali and thereon connecting to Palanpur in Gujarat. Gas flow via GIGL line commenced during the third quarter of fiscal year 2019 resulting in higher sales.

In November 2015, the Salaya-Bhogat pipeline and terminal at Bhogat were commissioned and the first cargo of 500,000 barrels of Rajasthan crude oil was successfully loaded in December 2015, through the Bhogat terminal for Mangalore Refinery and Petrochemicals Limited (“MRPL”). The terminal has provided access to a larger market for Rajasthan crude oil.

➢	Bhogat Terminal Facilities

The Bhogat terminal in the Jamnagar district, Gujarat, is a 160-hectare site located eight kms from the Arabian Sea coast. The terminal will facilitate the storage and evacuation of crude oil by sea. The terminal consists of tankages with storages capacity of around 2.1 million barrels of Rajasthan crude. It also has associated facilities for the operation of terminal and marine export of crude. The evacuation facility includes two 24 inch sub-sea export pipelines from the Bhogat landfall point to the single point mooring system to enable crude transfer and a single point mooring system and sub-sea pipeline end manifold in deep sea to enable tanker berthing and loading. The terminal was commissioned in November 2015 and the dispatch of Rajasthan crude to MRPL has commenced. In fiscal year 2018 supplies of RJ crude to Bharat Petroleum Corporation Limited (“BPCL “) commenced from Bhogat terminal. During fiscal year 2020, we successfully loaded cargos from Bhogat terminal during monsoon season by deploying additional marine support infrastructure to ensure safe operations.

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

As at March 31, 2021 Vedanta Limited - oil and gas business holds a 22.5% working interest in the Ravva block with the remaining interests currently held by ONGC (40%), Videocon Industries Limited (25%) and Ravva Oil Singapore (12.5%) (together the “Ravva Joint Operating Partners”). Ravva PSC was originally valid until October 27, 2019 and has now been extended for 10 years by GOI in accordance with the provision of the “ Policy on the Grant of the extension to Production Sharing Contract Signed by Government awarding small, medium sized and discovered field to private joint ventures ” dated March 28, 2016. The PSC addendum recording this extension has been executed by all parties.

The extension policy, amongst others, provides for an increased share of profit petroleum of 10% for the GoI during the extended term of the Ravva PSC and payment of royalty and cess as per prevailing rate in accordance with the Petroleum and Natural Gas Rules, 1959 (“PNG Rules”) and Oil Industry (Development) Act, 1974 (“OIDA Act”). Under the Ravva PSC, Vedanta Limited - oil and gas business is entitled to recover 100% of development and production costs from crude oil and natural gas sales before any profit is allocated among the parties. The recovery of exploration cost during the extension period shall be governed in accordance with the provision of Office Memorandum 2013 and 2019 issued by MoPNG on Exploration in Mining lease area post expiry of the Exploration period which provides that the exploration cost can be recovered after the approval of Field Development Plan by management committee.

As per the terms of the Ravva PSC, the crude oil and condensate produced from the Ravva block is being sold to the public sector undertakings refineries as well as private refineries. As of March 31, 2021, commercial sales arrangements are in place in line with the production with public sector undertakings and private refineries. All sales to the GoI nominees are to be valued at a monthly average of high and low of F.O.B. selling price per barrel in US dollars based on a pricing formula based on Bonny Light, ascertained on Platts

The Ravva PSC provides that royalties and cess are payable on production and sales respectively. Until October 27, 2019 the royalty rate on crude oil and casing head condensate was set at ₹ 481 per metric ton ($ 0.87 per barrel), regardless of the value of the crude oil. A levy on the production of crude oil under the provisions of the OIDA Act (the “OIDA Cess”) was set by the Ravva PSC at ₹ 900 per metric ton of crude oil production ($ 1.63 per barrel).

Post Ravva PSC extension, the royalty payable on natural gas is set at 10% of the wellhead value of the natural gas (typically 9% of natural gas revenue). OIDA Cess is not payable on natural gas production. Royalties and OIDA Cess on crude oil are as per prevailing rate of 10% of Well Head price and 20% of sales prices respectively under PNG Rules and OIDA Act. Payment of royalty and OIDA cess payments are recoverable under the Ravva PSC before any profit is allocated among the parties. As ONGC originally discovered the Ravva block, Vedanta Limited - oil and gas business and other members of the Ravva Joint Operating Partner are obliged to make a series of production payments to ONGC based on cumulative crude oil production. The method of calculating the production payments is set out below.

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

Disputes have arisen between the Ravva Joint Operating Partners over the interpretation of the Ravva PSC which have required arbitration. For example, a dispute arose between the GoI and Ravva Joint Operating Partners on the issue as to how the ONGC Carry is to be recovered and calculated, along with other issues.

The Ravva Production Sharing Contract (PSC) obliges the contractor parties to pay a proportionate share of ONGC’s exploration, development, production and contract costs in consideration for ONGC’s payment of costs related to the construction and other activities it conducted in Ravva prior to the effective date of the Ravva PSC (the ONGC Carry). The question as to how the ONGC Carry is to be recovered and calculated, along with other issues, was submitted to an International Arbitration Tribunal in August 2002. See “Item 8 – Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings” for further details

Operations

The production of Ravva block increased from 1,976 boepd in fiscal year 2020 to 3,479 boepd in fiscal year 2021. This was primarily due to new wells brought online through Ravva drilling campaign which was successfully completed during fiscal year 2021.

The following table sets out the net average daily production of oil and gas from the Ravva block for the years ended March 31, 2019, 2020 and 2021:

Average Daily Production	Units	2019	2020	2021	% Change (2020 vs. 2021)
Net operated	Boepd	1,728	1,976	3,479	76%
Oil	Bopd	1,446	1,518	2,715	79%
Gas	Mmscfd	2	3	5	67%

➢	Facilities

Currently, there are eight unmanned offshore platforms and a 225-acre onshore processing facility at Surasaniyanam, Andhra Pradesh, for processing the natural gas and crude oil produced from the offshore field. The Ravva onshore terminal operates under internationally recognized environmental standard (ISO 14001) and occupational health and safety standard (OHSAS18001). The onshore processing facility has the capacity to handle 90,000 barrels per day of liquid, 95 mmscfd of natural gas, and 110,000 bbls of water injection per day. The terminal also has the capacity to store 1.0 mmbbls of crude oil and captive power generation capacity of 10 MW.

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

By way of a notification dated April 7, 2017, the MoPNG issued a policy for the grant of extension to the production sharing contracts signed by the GoI awarding Pre-New Exploration Licensing Policy (“Pre-NELP”) Exploration Blocks which defines the framework for granting extensions for Pre-NELP blocks. The Pre-NELP Extension Policy, amongst others, provides for an increased share of profit petroleum of 10% for the GoI during the extended term of the Cambay PSC. The Cambay Joint Operating Partners are in the process of filing under MoPNG Policy dated April 7, 2017 for the grant of extension to the PSC, for a period of ten years beyond the existing PSC period (i.e. till June 29, 2033), to commercially monetize the remaining resources in the block.

Vedanta Limited - oil and gas business’s participating interest in the Cambay Basin joint operation consists of a 40% interest in the Lakshmi, Gauri and CB-X development areas. The remaining interests in these development areas are held by ONGC (50%) and Tata (10%).

Operations

The Cambay block started production in calendar year 2002. During fiscal year 2021, the block produced 2,601 boepd, lower by 25% year on year. This was primarily due to natural field decline partially offset by production optimization measures.

The following table sets out the net average oil and gas daily production from the Cambay block for the years ended March 31, 2019, 2020 and 2021:

Average Daily Production	Units	2019	2020	2021	% Change (2020 Vs. 2021)
Net operated	Boepd	4,282	3,475	2,601	(25%)
Oil	Bopd	3,761	3,030	2,196	(28%)
Gas	Mmscfd	3.1	2.7	2.4	(9%)

➢	Facilities

An 82-acre onshore processing facility at Suvali processes natural gas and crude oil from the Lakshmi and Gauri fields. This facility has a capacity to process 150 mmscfd of natural gas and 12,000 bopd of crude oil and includes a three-stage separator oil processing train, four storage tanks of combined capacity of 40,000 bbls as well as 4.8 MW captive power generation capacity. As part of the asset’s long-term facility augmentation plan, the liquid handling capacity has been augmented. The oil processing capacity has been increased by debottlenecking the liquid processing train by adding additional heater and heat exchangers. Also the water treatment and disposal capacity was increased by augmentation of the Effluent Treatment Plant (ETP) capacity from 3,000 bwpd to 6,000 bwpd and laying of new water disposal pipeline. The processing plant and offshore infrastructure are certified to ISO 14001 and ISO 45001 standards.

➢	Power Generation facilities

Cairn’s current power generation facilities are set up to address the captive power requirements to run its routine business operations. The total installed capacity across upstream and midstream operations are 195 MW. The following table sets forth information relating to the existing power capacity as of March 31, 2021:

Fiscal year commissioned	Capacity (MW)	Location	Fuel used
2010 and 2014	60	Rajasthan Mangala processing terminal	Steam turbine
2010	3.3	Rajasthan Raageshwari gas terminal	Gas based
2021	30	Rajasthan Raageshwari gas terminal	Gas based
2010	14.4	Gujarat Viramgam terminal	Gas Based
2015	39.9	Gujarat Bhogat Terminal	Gas Based
2010	32.9	Pipeline Above Ground Installations (AGI’s)	Gas Based
2003	4.8	Cambay	Gas based
1999 and 2003	10	Ravva	Gas based

➢	KG Onshore

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

The Declaration of Commerciality for the two Nagayalanka discoveries (Nagayalanak-1z and Nagayalanka SE-1) was approved at the management committee meeting held in July 2014. Operatorship was then transferred to ONGC as per the KG-ONN-2003/1 PSC. Production from the existing well had commenced in the first quarter of fiscal year 2019. Drilling of three development wells was completed in fiscal year 2019 and all the three wells are online.

Average Daily Production	Units	2019	2020	2021	Change (2020 Vs. 2021)
Net operated	Boepd	119	480	437	(9%)
Oil	Boepd	119	438	430	(2%)
Gas	Mmscfd	—	0.2	0.0	(82%)

➢	KG Offshore

KG-OSN-2009/3, Krishna Godavari Basin (operator, 100% participating interest)

The offshore block KG-OSN-2009/3 covers an area of 1,988 square kms and is located in the Krishna Godavari Basin off the coast of the state of Andhra Pradesh. Vedanta Limited - oil and gas business is the operator and holds a 100% interest in the block. Block KG-OSN-2009/3 is a shallow water block with water depths within the block ranging between near shore to 400 meters. The PSC was signed on June 30, 2010 and the petroleum exploration license was granted in August 2010. The block is currently in the initial exploration phase and was extended until January 30, 2019 due to access restrictions imposed by Ministry of Defense. A further one-year extension was sought on excusable delay and the removal of access restriction imposed by Ministry of Defence was requested. The extension to the exploration activities was granted until December 4, 2020 vide the DGH letter dated June 17, 2020. Further, due to the COVID-19 pandemic, the operator invoked force majeure in the block vide letter dated March 30, 2020 on the grounds that the pandemic made it impossible to conduct petroleum operations and DGH has accepted this claim. Having regard to the invocation of the force majeure, DGH vide a letter dated November 16, 2020 has granted extension to the exploration activities till November 10, 2021.

➢	Blocks awarded under Open Acreage Licensing Policy (“OALP”)

Vedanta Limited’s oil and gas business were awarded 51 blocks under OALP I, II and III and revenue sharing contracts have been signed for them with $ 800 million commitment. The 51 blocks, comprising 40 onshore and 11 offshore blocks, are located primarily in established basins, and with some optimally located close to existing infrastructure.

Full Tensor Gravity Gradiometry™ (FTG) airborne survey implemented to prioritise area of hydrocarbon prospectivity has been completed in Assam, Cambay, Rajasthan & Kutch region. The exploration prospect maturation process is digitalized to fastrack the decision to drill.

Initial phase of seismic acquisition program has been completed in Assam, Cambay, Rajasthan and Offshore GS-GK region. Second phase of seismic is ongoing in Rajasthan and Cambay.

Early drilling opportunities have been identified based on reprocessing and interpretation of vintage data in Rajasthan, North East & Cambay region. It is planned to utilize modular production facilities Extended Well Test (EWT), Quick Production Facility (QPF) to fastrack production.

First well KW-2 Udip has been drilled in Rajasthan’s Barmer Basin during fiscal year 2021. Drilling and related preparation activities are ongoing in Cambay and North East.

➢	Discovered Small Fields (“DSF2”)

Vedanta Limited—oil and gas business has won two discovered small fields in DSF round-2 named as Hazarigaon and Kaza gas field located in Assam and KG basins respectively. These discovered fields are providing synergy to existing Vedanta Limited—oil and gas business blocks in the vicinity.

➢	Sales and Marketing

Cairn’s ten largest customers accounted for approximately 100% of its revenue in fiscal years 2019, 2020 and 2021 respectively. Four of Cairn’s customers accounted for approximately 91% of its business revenue in fiscal year 2021.

In fiscal year 2021, Cairn sold 100% of the oil and gas it produces in the Indian market.

100% of the oil and gas that Cairn produced in fiscal year 2021 was sold under annual/monthly contracts specifying quantity and price. For Rajasthan, during fiscal year 2021, crude oil price for private companies was benchmarked to Dated Brent, international benchmark crude for low sulphur crude grades. For PSU companies, Cambay and Ravva blocks, the price was benchmarked to Bonny Light, West African low sulphur crude that is frequently traded in the region, with appropriate adjustments for crude quality. The crude oil price benchmarks are based on crude oil sales agreement.

➢	Projects and Developments

The Oil & Gas business has a robust portfolio of infill development & enhanced oil recovery projects to add volumes in the near term and manage natural field decline. Some of Vedanta Limited - oil and gas business’s principal projects are set out below:

(i)	Mangala infill, Bhagyam & Aishwariya Enhanced oil recovery (“EOR”) and FM3/5 Infill

The success of the polymer enhanced oil recovery at Mangala is being replicated at Bhagyam and Aishwariya fields to increase recovery rates. Drilling and hook up of 42 well campaign has been completed during fiscal year 2021. Surface facility development for polymer implementation has completed and polymer injection has been ramped up to its design capacity.

In addition, Cairn has also completed drilling and hook up of 45 infill wells in the prolific Mangala field during fiscal year 2021.

Based on the success of the FM3 infill drilling campaign, Cairn has identified opportunities to further accelerate production by drilling four horizontal wells in FM3 & FM5 sands. The project also entails drilling of several deviated wells for FM2/3 sands and conversion of 3 wells to polymer injector. Drilling is expected to commence during first half of fiscal year 2022.

(ii)	Barmer Hill and Tight Oil Appraisal

The development of Barmer Hill and Satellite fields is a key growth driver for Cairn, with a focus on increasing production through the development of these fields. The Barmer Hill formation can be classified into two major development opportunities namely, Barmer Hill North consisting of oil prone porcellanite rocks and Barmer Hill South consisting of muddy porcellanites.

The Aishwariya Barmer hill is the first tight oil project being monetized. Aishwariya Barmer hill stage I production from seven existing wells commenced during second quarter of fiscal year 2018. Aishwariya Barmer hill stage II consists of drilling and fracking of 39 new wells, new surface facilities including well hook-ups, pipeline augmentation and installation of de-gassing facility. Drilling of all 39 wells have been completed as of March 31, 2021, and 27 of these wells are now hooked up. The remaining twelve wells are being progressively hooked up to ramp up volumes. Surface facility construction is completed and commissioned.

Aishwariya Barmer hill stage II drilling program enabled to establish the confidence in reservoir understanding of Aishwariya Barmer hill. Based on the success of it, drilling of 5 additional wells were conceptualized and drilling is expected to commence during third quarter of fiscal year 2022.

The tight oil appraisal for four biggest discoveries (Vijaya and Vandana, Mangala Barmer Hill, DP and Shakti) entails the drilling and extended testing of ten new wells with multi-stage hydraulic fracturing. Eight of these wells had been drilled as of March 31, 2021.

(iii)	Raageshwari Deep Gas development

Gas development in the Raageshwari Deep Gas field continues to be a strategic priority. Early production facility has been commissioned during fiscal year 2020 and ramped up to its design capacity of 90 mmscfd.

Further construction of new gas terminal through integrated contract is completed and ramp up is underway. It is expected to deliver additional approximately 100 mmscfd of gas production. This will ramp up the overall Rajasthan gas production to 240 mmscfd.

In order to realise the full potential of the gas reservoir, contract for the drilling of 42 wells is underway and as of March 31 2021, 41 wells have been drilled, of which 23 wells are hooked up. They are being progressively hooked up to ramp up volumes.

(iv)	Surface facility upgrade at Mangala Processing Terminal

The Mangala processing terminal facility upgradation is nearing completion and all the major sub-systems of liquid handling are under operation. Intra-field pipeline augmentation project has been completed. The project has resulted in increase in liquid handling capacity by 30% at the Mangala processing terminal.

(v)	Ravva Exploration and Development

An integrated development campaign which was commenced during third quarter of fiscal year 2020 got successfully completed during fiscal year 2021. Seven well drilling program resulted in ~11 kboepd of incremental volumes from Ravva Block

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

DeGolyer and MacNaughton performed an independent evaluation of our 100% estimated reserves base as of March 31, 2021. See the reserves appraisal report by DeGolyer and MacNaughton, dated April 20, 2021, included as exhibit to this Annual Report.

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

The table below sets forth our estimated net proved developed and undeveloped reserves of crude oil and natural gas by region as of March 31, 2021, based on average fiscal year 2021 prices:

Particulars	Oil (mmbbls)	Natural Gas (bcf)	Total oil and gas products (mmboe)
Proved developed Reserves
India	98.96	98.75	115.42
Proved undeveloped Reserves
India	5.34	11.02	7.17

Total proved reserves	104.30	109.77	122.59

Note: Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.

The table below summarizes information about the changes in total proved reserves for 2019, 2020 and 2021:

➢	Total Proved Developed and Undeveloped Reserves

Reserves quantity information	Oil (mmbbls)	Natural Gas (bcf)	Total oil and gas products (mmboe)
March 31, 2018	47.36	11.16	49.22
Revisions of previous estimates*	99.82	89.22	114.68
Improved recovery	4.87	0.05	4.88
Purchases or (sales) of minerals	—	—	—
Extensions and discoveries	2.31	2.75	2.77
Production	(27.53)	(7.81)	(28.83)

March 31, 2019	126.83	95.37	142.72
Revisions of previous estimates	5.40	42.37	12.47
Improved recovery	—	—	—
Purchases or (sales) of minerals	—	—	—
Extensions and discoveries	0.04	0.00	0.04
Production	(28.23)	(18.71)	(31.35)

March 31, 2020	104.04	119.02	123.88
Revisions of previous estimates	21.47	9.21	23.00
Improved recovery	—	—	—
Purchases or (sales) of minerals	—	—	—
Extensions and discoveries	0.67	0.00	0.67
Production	(21.88)	(18.46)	(24.96)
March 31, 2021	104.30	109.77	122.59

*	Includes impact of 10-year extension of the production sharing contracts for RJ-ON-90/1 and PKGM-1 blocks.

➢	Proved Developed and Undeveloped Reserves

Total proved reserves as of March 31, 2020, were 123.88 mmboe. For the year ending March 31, 2021, total revisions of 23.01 mmboe comprised an increase of 9.66 mmboe based on technical revisions due to improved production performance and an increase of 13.35 mmboe due to revisions based on commodity prices. These total revisions comprised an increase of 0.51 mmboe for the Cambay block (CB/OS-2), no change for the Nagayalanka block (KG-ONN-2003/1), an increase of 21.41 mmboe for the Rajasthan block (RJ-ON-90/1), and an increase of 1.09 mmboe for the Ravva block (PKGM-1). No revisions were made due to improved recovery. Extensions and discoveries of 0.67 mmboe were on account of inclusion of the NL and Raageshwari South-1 fields which were approved for development in the Rajasthan block. After adjusting for production of 24.96 mmboe, the total proved reserves as of March 31, 2021, were 122.60 mmboe.

Proved developed reserves as of March 31, 2020, were 108.23 mmboe. For the year ending March 31, 2021, total revisions of 32.15 mmboe comprised an increase of 19.75 mmboe based on improved production performance and the progression from proved undeveloped to proved developed reserves, and an increase of 12.40 mmboe due to revisions based on commodity prices. These total revisions comprise 0.56 mmboe for the Cambay block, no change for the Nagayalanka block, 30.13 mmboe for the Rajasthan block, and 1.46 mmboe for the Ravva block. No revisions were made due to improved recovery. No revisions were made due to extensions and discoveries. After adjusting for production of 24.96 mmboe, the total proved developed reserves as of March 31, 2021, were 115.42 mmboe.

Proved undeveloped reserves as of March 31, 2020, were 15.65 mmboe. For the year ending March 31, 2021, total revisions were 9.14 mmboe. Technical revisions comprised a decrease of 10.09 mmboe based on the progression from proved undeveloped to proved developed of reserves and revision of existing technical estimates. These technical revisions were offset by an increase of 0.94 mmboe due to changes in commodity prices. These total revisions comprised a decrease of 0.04 mmboe in the Cambay block, no change in the Nagayalanka block, a decrease of 8.72 mmboe in the Rajasthan block, and a decrease of 0.37 mmboe in the Ravva block. No revisions were made due to improved recovery. Extensions and discoveries of 0.67 mmboe were on account of inclusion of the NL and Raageshwari South-1 fields which were approved for development in the Rajasthan block. The proved undeveloped reserves as of March 31, 2021, were 7.17 mmboe. There are no material amounts of proved undeveloped reserves that remain undeveloped for five years or more.

➢	Internal controls over reserves estimation process

Cairn maintains an internal staff of petroleum engineers, geoscientists and economists who work closely with our independent reserves engineers to ensure the integrity, accuracy and timeliness of data furnished to our independent reserves engineers in their estimation process and who have knowledge of the specific properties under evaluation. All the activities of reserves estimation are being coordinated by Chief Reservoir Engineer who is primarily responsible for overseeing the preparation of our reserves estimates and for the internal control over our reserves estimation. The Chief Reservoir Engineer has more than 29 years of industry experience, in the exploration and production sectors as a practicing reservoir engineer, with broad experience in reserves assessment, field development and management.

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

Reserves estimates presented herein for our Indian assets are based on the D&M Reserves Reports, completed on April 20, 2021, a copy of which has been filed as an exhibit to this Annual Report.

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

Thomas C. Pence, Senior Vice President with D&M was responsible for the preparation of the D&M Reserves Report. Mr. Pence studied at the Texas A&M University and graduated as a Bachelor of Science in Petroleum Engineering in the year 1982. He is a registered professional engineer in the State of Texas and a member of the International Society of Petroleum Engineers. He has more than 38 years of experience in oil and gas reservoir studies and reserves evaluations.

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

The following tables set forth our production of crude oil and natural gas on entitlement interest basis, by geographic area for the years ended March 31, 2019, March 31, 2020, and March 31, 2021:

	For the year ended March 31,
Geography (4)	2019			2020			2021
	Crude Oil (mmbbls)	Natural Gas(1) (bcf)	Total (mmboe)	Crude Oil (mmbbls)	Natural Gas(1) (bcf)	Total (mmboe)	Crude Oil (mmbbls)	Natural Gas(1) (bcf)	Total (mmboe)

India(2)	27.53	7.81	28.83	28.23	18.71	31.35	21.88	18.46	24.96
Mangala(3)	18.39	—	18.39	18.64	—	18.64	12.88	—	12.88
Others	9.14	7.81	10.44	9.59	18.71	12.71	9.00	18.46	12.08

Total	27.53	7.81	28.83	28.23	18.71	31.35	21.88	18.46	24.96

Notes:

(1)	Natural gas production figures are the production volumes of natural gas available for sale, excluding flared and re-injected gas and gas consumed in operations.
(2)	For the computation of EI production, Ravva royalty fees have not been netted off.
(3)	Mangala field is separately included as it contains more than 15% of our total proved reserves.
(4)

Cairn along with Petro SA filed closure application with PASA to exit from South Africa operations and the same has been accepted and closure certificate has been granted by PASA on September 20, 2019.

The following table sets forth our average sales prices by geographic area and by-product type for the last three years:

Particulars		During the year ended March 31,
		2019	2020	2021
		Average sale prices in India (in $)
Oil	per barrel	66.0	59.4	38.67
Natural gas	per mscf	7.5	5.5	4.22

The following table sets forth our average production costs by geographic area for the last three fiscal years:

	For the year ended March 31,
Geography	2019	2020	2021
	($ per boe)
India - Oil and gas	26.8	22.4	21.7

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

Productive and Dry Exploratory and Development Wells

	2019	2020	2021
	(Number of wells)
Net productive exploratory wells drilled:
India	2	4.97	1.7

Total productive exploratory wells drilled	2	4.97	1.7
Net dry exploratory wells drilled:
India	—	—	—

Total dry exploratory wells drilled	—	—	—
Total number of net exploratory wells drilled	2	4.97	1.7
Net productive development wells drilled:
India	59.4	68.4	13.5

Total productive development wells drilled	59.4	68.4	13.5
Net dry development wells drilled:
India	—	—	—
Total dry development wells drilled	—	—	—
Total number of net development wells drilled	59.4	68.4	13.5

➢	Present activities

The following table summarizes the number of wells in the process of being drilled as of March 31, 2021.

	Gross	Net
	(Number of wells)
Number of wells being drilled
India	1	0.7

Total wells drilling	1	0.7

➢	Oil and gas properties, wells, operations and acreage

Cairn’s blocks containing proved reserves have leases which currently expire in May 14, 2030 for Rajasthan block, October 27, 2029 for Ravva block, June 29, 2023 for Cambay block and September 24, 2031 for KG-ONN block. Estimates of proved reserves disclosed as of March 31, 2021, and all preceding periods for each block represent only those quantities that were estimated to be recoverable prior to the expiration date of the respective PSC. No reserves were estimated or included for quantities that may be recoverable after the expiration date of the PSCs.

The following tables show the number of gross and net productive oil and natural gas wells and total gross and net developed and undeveloped oil and natural gas acreage in which Cairn had interests as of March 31, 2021.

➢	Gross and Net Productive Wells and Gross and Net Developed and Undeveloped Acreage

	As of March 31, 2021
	Oil		Natural gas
	Gross	Net	Gross	Net
	(Number of wells)
Gross and net productive wells(1)
India	579	384.6	74	47.5

Total gross and net productive wells	579	384.6	74	47.5

	As of March 31, 2021
	Gross	Net
	(acres)
Gross and net acreage(2)
Developed acreage
India	56,730	31,618

Total developed acreage	56,730	31,618

Undeveloped acreage
India	15,930,301	15,594,758

Total undeveloped acreage	15,930,301	15,594,758

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

Cairn sells crude oil from its various operating fields under production under a variety of contractual obligations. Prior to start of every fiscal year under the various PSCs between Cairn and GoI, GoI nominates volumes that would be up-lifted by its nominee refinery based upon the expected production from the field during the year. Cairn is free to tie-up with other domestic refineries (including private refineries) for the surplus available volume that is not nominated by GoI.

For fiscal year 2021, GoI has nominated approximately 92 kbpd of Rajasthan block and 25 kbpd of Ravva & Cambay block. Cairn has reasonable endeavor crude oil sales agreements and there is no minimum committed quantity, thus, resulting in no financial implication.

(ii)	Natural Gas

The delivery commitments for Cairn’s share of gas sales from Rajasthan Block (participating interest) for the month of June 2021 is approximately 103.8 mmscf per day which is based on estimated gas production from the fields.

For Cambay block, Vedanta Limited - oil and gas business’s share of gas sales commitment (participating interest) for the month of June 2021 is approximately 2.8 mmscf per day. This delivery commitment changes on a monthly basis based on estimated gas production from the fields. For Ravva block, there is no annual commitment for gas sales for fiscal year 2022.

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

The 82-acre onshore processing facility at Suvali processes natural gas and crude oil from the Lakshmi and Gauri fields. It has a capacity to process 150 mmscfd of natural gas and 12 kbopd of crude oil and includes a three-stage separator oil processing train, four storage tanks with combined capacity of 40,000 bbls as well as 4.8 MW captive power generation capacity. The processing plant and offshore infrastructure are certified to ISO 14001 and ISO 45001 standards.

The crude oil produced from Suvali Onshore Terminal is transported via truck tankers approximately 15 km to Adani Hazira Port Private Limited. Thereafter, the crude cargo is sold to coastal refineries via sea tankers.

The processed natural gas is sold through the Gujarat State Petronet Limited pipeline facility to CLP India Private Limited and Gujarat Gas Corporation Limited.

(iii)	Ravva

Currently, there are eight unmanned offshore platforms and a 225-acre onshore processing facility at Surasaniyanam for processing the natural gas and crude oil produced from the offshore field. The Ravva onshore terminal operates as per the internationally recognized environmental standard (ISO 14001) and the occupational health and safety standard (OHSAS18001). The onshore processing facility has the capacity to handle 90 kbopd of crude oil, 95 mmscfd of natural gas and 110,000 bbls of water injection per day. The terminal also has the capacity to store 1.0 mmbbls of crude oil.

The crude oil produced from the wells in the Ravva block is sent to the onshore processing terminal via subsea pipelines. The crude oil is processed and stored in the storage tanks at the terminal. Thereafter, the crude oil is transported to local refineries (nominated by GoI) via a 20-inch export pipeline (approximately 16 km long) from the terminal to a ship tanker, which is moored to the single point mooring buoy located in the field. The single point mooring buoy and associated equipment are together termed as tanker mooring and loading facility.

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

For Vedanta Limited- oil and gas business, competition faces from Indian companies, including Indian National Oil Companies- ONGC and Oil India Limited (“OIL”) as well as private players like Reliance Industries Limited. The GoI has a major stake in ONGC and OIL. ONGC has been awarded the majority of the exploration blocks in the nine NELP licensing rounds and has also acquired 17 blocks under the four OALP auctions that have been held to date. OIL has won 21 blocks under the four OALP bid rounds.

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

Vedanta Limited – oil and gas business is a significant contributor to India’s domestic crude oil production, operating approximately 25% as derived from the provisional data published by Petroleum Planning and Analysis Cell of MoPNG statistics as of March 31, 2021.

➢	Seasonality

Our oil and gas business is not subject to seasonality as demand for oil and gas is consistent throughout the year.

Our Iron Ore Business

Overview

Our iron ore business is carried out in the states of Goa and Karnataka. Our iron ore business includes exploration, mining and processing of iron ore. In fiscal year 2021, we produced approximately 5.02 million dmt of saleable iron ore fines and lumps. The sales for fiscal year 2021 were at 6.5 million dmt as compared to sales of 6.6 million dmt in fiscal year 2020.

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

In October 2015, we proposed to the state government of Jharkhand to set up a 1 mtpa pig iron plant in Jharkhand, for Dhobil mining lease. On May 6, 2016, Stage-I MoU was signed between the state government of Jharkhand and Vedanta Limited to set up a 1 mtpa hot metal plant. Further on November 1, 2017, Stage II MoU was signed. The exploration drilling in our lease area commenced in May 2017 and report was submitted to the state government of Jharkhand in October 2017. The exploration report was examined by a technical committee comprising experts from Geological Survey of India, IBM and state geology and mining departments. In March 2018, the technical committee approved report for the purposes of issuing a letter of intent to Vedanta Limited for the grant of a mining lease for the Dhobil iron ore mine. In March 2021 we moved to Hon’ble High Court of Jharkhand for an early decision on issuance of Letter of Intent for mining lease, Court had passed direction to State Government to take decision in 4 weeks, however no reply submitted by the State Government, matter is pending in High Court. On March 28, 2021, GoI has enacted amendments in MMDR Act 1957, in which one of the amendment is deletion of Section 10A2(b) of the Act under which our right to get Dhobil lease was saved. Further, an opinion has been obtained on the point that in the case the mining lease is not being given to us, whether in that case we are entitled for reimbursement of investments made by us and as per opinion Section 10A(2) (b) (inserted by the MMDR Amendment Act, 2021) which specifically provides that the holder of a prospecting license whose right to obtain a mining lease had lapsed on March 28, 2021, shall be reimbursed the expenditure incurred towards reconnaissance or prospecting operations, however this is subject to the rules to be framed under Section 13 (2) (u) of the MMDR Act by the Central Government, which is yet to be notified.

Principal Products

Iron ore

Our iron ore reserves consist of both lump and fine ore. As of March 31, 2021, the percentage of lump ore in the reserves was approximately 20.0% in Karnataka. The mines in Karnataka consists of average 49.1% grade deposits. We sell lump ore from our mines in Karnataka primarily to domestic pig iron or steel producers. The majority of other iron ore produced by Goa mines was sold to purchasers in China, but during the fiscal year 2021, no Iron ore were mined from Goa mine pursuant to the Supreme Court’s order.

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

Mine in Karnataka - A. Narrain (ML No 2677)

Our main operations in Karnataka is at the A. Narrain mine Meghalahalli, Chitradurga, ML 2677, which is located approximately 200 kms northwest of Bangalore. The open-pit mine is operated by us and is well connected by rail, with the nearest stations, Sasalu and Amruthapura, and M/s Mineral Enterprises served by Chikkajajur (MMEC) railway siding located 16 kms, 17 kms and 4 kms respectively, from the mine. The nearest port at Mangalore is approximately 430 kms from the mine and the nearest airport is located at Bangalore, approximately 230 kms from the mine.

The leasehold area of the mine is 160.6 hectares, which is classified into two blocks, namely the south block, which is 123.5 hectares, and the north block, which is 37.1 hectares. These two blocks are joined by a narrow stretch of land approximately 30 meters in width and 660 meters in length along the eastern side of the leasehold area. We have operated the mine since 1994. The MoEF&CC granted us the environmental clearance for production of 6.0 mmtpa in fiscal year 2009 but due to conditions introduced by the Supreme Court, the production capacity of the mine was reduced to 2.29 mmtpa. However, in April 2018, the Central Empowered Committee enhanced the production capacity of the mine to 4.51 mmtpa. Our application to further enhance production capacity was favorably considered by Central Empowered Committee (Supreme Court appointed body), on March 4, 2020 and the annual mining capacity has been increased upto 5.89 MTPA. The State Government of Karnataka has allocated the production quantity of 4.82 MTPA from FY 2020 onwards. In FY 2021, the state government increased the production quantity of to 5.60 MTPA effective from 2021 onwards.

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

Since the mine was taken over by us, exploration at the mine involved the drilling of a total of 73,951 meters in 660 boreholes as of March 31, 2020. No exploration took place in FY 2021. The deposit is extensively sampled in vertical and inclined drill hole grid intervals in side direction of 50 meters and in cross section average of 25 meters with most of the holes covering a depth of 50 meters to 200 meters. Power at the mine is supplied by a 725 KV and 320 KV generator. All power supplied to the mine and plant is through generators.

The gross value of fixed assets, including capital works-in-progress, was ₹ 8483 million ($ 116 million) as of March 31, 2021.

During the last year, a parcel of land relating to the Iron Ore business having carrying value of ₹ 1,211 million ($ 16 million) was reclassified from Land and Building to other financial asset due to an ongoing legal dispute relating to title of the land. During the previous year, the financial asset was fully impaired.

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

The table below sets out proved and probable iron ore reserves as of March 31, 2021 at mines that we own or have rights to:

	Proved Reserves		Probable Reserves		Total Proved and Probable Reserves
Mine	Quantity	Iron Grade	Quantity	Iron Grade	Quantity	Iron Grade
	(Million tons)	(%)	(Million tons)	(%)	(Million tons)	(%)
A. Narrain	17.47	56.4	58.75	43.2	76.22	46.3

Total iron ore reserves	17.47	56.4	58.75	43.2	76.22	46.3

Additional Information

1.

The reserve estimates have been prepared by the Geologists and Mining Engineers at Vedanta Limited and SRK Consulting (UK) Limited reviewed in accordance with JORC code. The estimates were independently audited by SRK in 2021.

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

The following table sets out the total rated capacities as of March 31, 2021 at our Amona and Vazare facility:

Particulars	Rated capacity
	Metallurgical Coke	Pig Iron	Power
	(tpa)	(tpa)	(MW)
Amona Plant	522,000	832,000	60
Vazare Plant	120,000	—	—

Production

The table below sets out our total production of saleable ore for fiscal years ended on March 31, 2019, 2020 and 2021:

		Year Ended March 31
Mine/Mine Type	Product	2019	2020	2021
		(Millions Dry Metric tons)
Goa (open-pit)	Iron ore	0.24	—	—
Sesa Resources Limited (open-pit)	Iron ore	—	—	—
A. Narrain (open-pit)	Iron ore	4.12	4.36	5.02

Total iron Ore	Iron ore	4.36	4.36	5.02

Amona Plant	Metallurgical coke	0.50	0.43	0.45
	Pig iron	0.69	0.68	0.60
Vazare Plant	Metallurgical coke	—	0.04	0.04

Principal Raw Materials

o	Iron ore operations

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

Sales and Marketing

Due to regulatory restrictions our entire iron ore from Karnataka has to be sold domestically.

Pig iron - Currently, the majority of the pig iron produced by us is sold within India to foundries and steel mills. The sale of pig iron is generally done on a spot basis with delivery schedule over the month. The prices of pig iron are fixed on a both delivered and ex-works basis, with material being sent on a freight-to-pay and prepaid basis.

Metallurgical coke - Approximately 80.0% to 90.0% of our total metallurgical coke production during fiscal year 2021 was used for the production of pig iron. The balance was sold in the domestic Indian market to foundries, pig iron producers, ferrous alloys producers and zinc producers as well as export market.

The sale of metallurgical coke to the other customers is done on a spot basis with delivery schedule over the month.

We have a marketing office in Goa to sell our pig iron and metallurgical coke products. Our sales and chartering needs are managed from the office at Goa.

Our ten largest customers accounted for approximately 42.7%, 45.28% and 56.64% of revenue for iron ore business in fiscal years, 2019, 2020 and 2021 respectively. No customer accounted for greater than 10.0% of our revenue in fiscal year 2019. One of the customer accounted for more than 10.0% of our revenue in fiscal year 2020 and two customers accounted for more than 10% of our revenue in fiscal year 2021.

Market Share and Competition

The total sales of iron ore for fiscal year 2021 was 6.5 million dmt. Domestic sales of iron ore for fiscal year 2021 was 4.4 million dmt, and total exports for fiscal year 2021 was 1.95 million dmt. Out of the total sales in fiscal year 2021, 69.1% was from Karnataka mines and the remaining 30.9% was from Goa.

Our primary competitors in both the public and private sectors in India include National Mineral Development Corporation, , Rungta Mines Limited, Mineral Sales Private Limited and Essel Mining and Industries Limited. In addition, our international competitors include Fortescue Metal Group, Sierra Leone, Vale, BHP Billiton Limited, and Rio Tinto.

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

The Government of Tamil Nadu has issued orders dated May 28, 2018 with a direction to permanently seal the existing copper smelter plant unit at Tuticorin. Separately, SIPCOT vide its letter dated May 29, 2018, cancelled 342.22 acres of the land allotted to us for the proposed expansion project, which has been stayed by High court of Madras. Further the TNPCB issued orders on June 7, 2018 directing the withdrawal of the Consent to Establish, which was valid till March 31, 2023. The Company has filed appeal before the Appellate Tribunal of the TNPCB challenging the withdrawal of the said Consent to Establish. The Company had filed writ petitions before Madras High Court challenging the various orders passed against the company in 2018 and the hearing was concluded on January 8, 2020. On August 18, 2020, the Madras High Court delivered the judgement wherein it dismissed the Writ Petitions filed by the Company. The Company has approached the Supreme Court and challenged the said High Court order by way of a SLP to Appeal and also filed an interim relief for care and maintenance of the plant. The matter was then listed on December 02, 2020 before Supreme Court Bench. The Bench after having heard both the sides concluded that at this stage the interim relief in terms of trial run could not be allowed. The matter is now listed for hearing on August 17, 2021. Further, considering the voluminous nature of documents and pleadings, the matter shall be finally heard on merits See “Item 8 - Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings.” for further details.

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

Supply of Copper Concentrate

As a custom smelter, we source a significant majority of our copper concentrate from third party suppliers at the LME price less a TcRc. The smelter at Tuticorin has been closed during the fiscal year 2019, therefore Copper Anodes and Blister has been procured from external sources for production of copper cathode in Silvassa Refinery.

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

The processing plant is approximately 31 years old and has been partially refurbished following CMT’s acquisition with the addition of crushers, a float cell and a regrind mill at the surface. The condition of the process plant is ageing but is well maintained to ensure it remains in safe and efficient condition.

Power at the mine is supplied through an electricity supply agreement with TasNetworks Proprietary Limited and Hydro Tasmania Proprietary Limited.

The net value of fixed assets, including capital work-in-progress was approximately AUD 12.1 million ($ 9 million) and AUD 6 million as of March 31, 2021 and March 31, 2020 respectively.

At the time of finalization of reserve statement as on March 31, 2021, no mineral reserves have been determined due to government statutory restrictions imposed post the mud slide incident in January 2014.

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

The State of Tamil Nadu and TNPCB approached Supreme Court in Civil Appeals on January 2, 2019 challenging the judgment of NGT dated December 15, 2018 and this appeal was clubbed with the previously filled appeal by TNPCB against the NGT order dated August 8, 2013. The Supreme Court heard all the parties during January and February 2019 on maintainability as well as merits. The Supreme Court vide its judgment dated February 18, 2019 set aside the judgments of NGT dated December 15, 2018 and August 8, 2013 solely on the basis of maintainability holding that the same were not maintainable before NGT. The Supreme Court did not venture into the merits of the matter. The Supreme Court gave the Company liberty to approach Madras High Court for filing a writ petition against the orders challenged in aforesaid appeals before NGT. The Supreme Court also indicated mentioning the matter before Chief Justice of Madras High Court for an expeditious hearing considering that the Company’s plant has been shut for a long period and the Company is exporting a product which is an important import substitute.

The Company then filed a writ petition before Madras High Court challenging the various orders passed against the Company in 2018 and 2013. The case was heard on March 1, 2019 wherein the Company pressed for interim relief for care and maintenance of the plant. No interim relief was granted to the company. The High Court Division Bench proceeded to hear the matter on a continuous basis, as a specially ordered case. The hearings were concluded on January 8, 2020. On August 18, 2020, the Madras High Court delivered the judgement wherein it dismissed the Writ Petitions filed by the Company. The Company approached the Supreme Court and challenged the said High Court order by way of a SLP to Appeal. The SLP was admitted on August 31, 2020 wherein the court had directed the parties to file their counters and rejoinders if any. Subsequent to the same, the counter affidavits and the rejoinders were filed by the parties and the matter was listed on November 16, 2020 wherein Vedanta Limited had informed the court for a need to look at a workable approach and an option to resume the plant operations (at least on a trial basis so that allegations of pollution could be checked). Pursuant to the same an IA was filed by the Company. The Matter was then listed on December 2, 2020 before Supreme Court Bench comprising of Justices Rohinton Nariman, Naveen Sinha & K M Joseph. The Bench after having heard both the sides concluded that at this stage the interim relief in terms of trial run could not be allowed. Further, considering the voluminous nature of documents and pleadings, the matter shall be finally heard on merits. In a subsequent development, the State and TNPCB had filed an SLP as well, but on the limited point of expunging of certain paras in the Madras HC judgement, wherein adverse remarks were made against the state government officials and TNPCB officials. Matter was listed on January 21, 2021 wherein we had also appeared. The State TNPCB SLP has been clubbed with our main SLP matter. During hearing, judge also indicated that physical hearing will start soon. We mentioned the matter before the bench on March 18, 2021, wherein the bench posted the matter for final hearing on August 17, 2021. The company filed an IA for interim access to plant for care and maintenance and also sought the running of the Oxygen plant to support the nation during the COVID crisis. Vide orders dated April 27, 2021, the Supreme Court allowed the operation of the Oxygen Plant on a stand-alone basis under the supervision of a committee. The orders are valid till July 31, 2021 and may be extended depending on the situation prevailing then. The company has moved an application giving the status of the Oxygen Plant operations.

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

Capacities

The following table sets forth the total capacities as of March 31, 2021 at our Tuticorin and Silvassa facilities:

	Capacity
Facility	Copper Anode(1)		Copper Cathode(2)	Copper Rods(2)		Sulphuric Acid(3)	Phosphoric Acid(3)	Captive Power
	(tpa)		(tpa)	(tpa)		(tpa)	(tpa)	(MW)
Tuticorin(4)	400,000		246,000	96,000		1,300,000	230,000	191.5
Silvassa	175,000	(6)	216,000	258,000	(5)	—	—	—

Total	575,000		462,000	354,000		1,300,000	230,000	191.5

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

Fujairah Gold FZC is located in the Fujairah Free Zone 2. Our Fujairah facility is strategically located on the coast of the Arabian Sea. The precious metal refinery was commissioned in March 2009 and began production in April 2009, with a capacity of 20 tons of gold and 105 tons of silver. Outotec Oyj, Finland, supplied the technology for the precious metal refinery. Fujairah Gold FZC commissioned a copper rod plant at a project cost of $ 13 million, with an annual capacity of 12.5 tons per hour with production having commenced in May 2010 and generated a production of 57,993 metric tons of rod, 35 kilograms of gold and 5,180 kilograms of silver in fiscal year 2021. Continuus Properzi spa, Italy, has supplied the rod mill equipment for this project, and the copper cathode required for the copper rod plant is being sourced from the smelters of the Vedanta Group and third parties. The doré anode plant that was shifted from Tuticorin to Fujairah was commissioned in June 2012 for smelting of “anode slime” to “doré anode” which is the raw material for the precious metal refinery.

Production Volumes

The following table sets out our total production from Tuticorin and Silvassa for fiscal years ended March 31, 2019, 2020 and 2021:

Facility	Product	Units	For the Year Ended March 31,
			2019	2020	2021
Tuticorin(4)	Copper anode(1)	Tons	4	—	—
	Sulphuric acid(2)	Tons	—	—	—
	Phosphoric acid(2)	Tons	182	—	—
	Copper cathode(3)	Tons	2,873	—	—
	Copper rods(3)	Tons	2,282	—	—
Silvassa	Copper cathode(3)	Tons	86,644	77,487	101,435
	Copper rods(3)	Tons	108,915	100,216	122,390
Fujairah	Rod	Metric ton	82,627	68,865	57,993
	Gold	Kg	814	33	35
	Silver	Kg	10,640	2,700	5,180

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

Since Mt. Lyell mine has been placed under care and maintenance following a rock falling on the ventilation shaft in June 2014, there was no copper extraction from these mines for fiscal years ended March 31 2019, 2020 and 2021.

Principal Raw Materials

Overview

The principal inputs of our copper business are copper concentrate, rock phosphate, power, fuel and sulphuric acid. Other inputs include coke, lime, reagents and oxide ore. We have in the past been able to secure an adequate supply of the principal inputs for our copper production.

Copper Concentrate

Copper concentrate is the principal raw material of our copper smelter. We source our copper concentrate requirements either through long-term contracts or on spot markets. We purchase copper concentrate at the LME price less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. The smelter at Tuticorin has been closed during the fiscal year 2019, therefore copper anodes and blister has been procured from external sources for production of copper cathode in Silvassa Refinery.

In general, Vedanta Limited’s long-term agreements run for a period of three to five years; and are renewable at the end of the period. The quantity of supply for each contract year is fixed at the beginning of the year and terms like TcRc and freight differential are negotiated each year depending upon market conditions. For copper blisters and anodes, the long term agreements are limited to a period of one year. In fiscal year 2021, we sourced approximately 72.28% of our copper anodes / blister requirements through long-term agreements.

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

Power

The electricity requirements of our copper smelter and refinery at Tuticorin are primarily met by the on-site captive power plants. This plant uses coal that is imported from third parties. Our other captive power plants at Tuticorin operate on furnace oil that is procured through long-term contracts with various oil companies. During fiscal year 2021, no power was consumed for production purpose as the plant at the Tuticorin has been closed since FY 2019. We have outsourced the day-to-day operations and maintenance of our captive power plants at Tuticorin. Our Silvassa facility relies on the state power grid for its power requirements.

Distribution, Logistics and Transport

Copper concentrate sourced from third parties is received at the port of Tuticorin and then transported by road to the Tuticorin facility.

Once processed at the Tuticorin facility, copper anodes are either refined at Tuticorin or transported by road to Silvassa. The smelter at Tuticorin was closed since the fiscal year 2019 and has not reopened. Accordingly, we have been procuring Copper Anodes and Blister from external sources for production of copper cathode in Silvassa Refinery. Copper cathodes, copper rods, sulphuric acid, phosphoric acid and other by-products are shipped for export or transported by road to customers in India.

Sales and Marketing

The 10 largest customers of our copper business accounted for approximately 45.5%, 40.6% and 47.61% of our copper business revenue in fiscal years 2019, 2020 and 2021 respectively.

Our copper sales and marketing head office is located in Mumbai, and we have field sales and marketing offices in most major metropolitan centers in India. We sell our copper rods and cathodes in both the domestic and export markets. In fiscal years 2019, 2020 and 2021 exports accounted for approximately 24.3%, 29% and 7.58% of the revenue of our copper business, respectively. Our export sales were primarily to China, UAE, Qatar, Belgium, Nepal and Taiwan. We also sell phosphoric acid and other by-products in both the domestic and export markets.

Domestic sales are normally made on the basis of prevailing LME prices as selected by the customer. The price for copper we sell in India is normally higher than the price we charge in the export markets due to the tariff structure on costs, smaller order sizes that domestic customers place and the packaging, storing and truck loading expenses that we incur when supplying domestic customers.

Our export sales of copper are made on the basis of both long-term sales agreements and spot sales. The sales prices of our copper exports include the LME price plus a producer’s premium. We do not enter into fixed price long-term copper sales agreements with our customers.

Market Share and Competition

We own one of the two custom copper smelters in India and had a primary market share of 20% by sales volume in India. The other major custom copper smelter in India is owned by Hindalco Industries Limited, with the remainder of the primary copper market in India primarily served by imports and Hindustan Copper Limited.

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

Projects and Developments

Vedanta Limited had undertaken expansion projects to setup Copper smelter plant II at Tuticorin costing ₹ 44,240 million ($ 605 million) to increase its total copper capacity to 800,000 tpa.

Vedanta Limited has incurred ₹ 8,645 million ($ 118 million) on these projects as of March 31, 2021. However, the expansion of the smelter was temporarily put on hold due to pending environmental clearances.

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

Hearing the case of expansion project, Madras High Court vide its order dated October 3, 2018 has granted an interim stay in favour of the Company against order of SIPCOT dated May 29, 2018, cancelling 342.22 acres of the land allotted to us. The MoEF&CC has updated on its website that Vedanta Limited’s environmental clearance for expansion project will be considered for ToR either upon verdict of the NGT case or upon filing of a Report from the State Government/ District Collector, Thoothukudi. The existing EC has expired on December 31, 2018. We had applied for fresh environmental clearance in February 2018, but the application was not processed citing the pending litigation. Presently the EC application file has been closed by MoEF&CC.

The Company has also filed Appeals before the TNPCB Appellate Authority challenging withdrawal of CTE by the TNPCB. The matter is pending for hearing and is listed for filing of counter by TNPCB on August 4, 2021. During the fiscal year 2020, the Company has recognised a provision on impairment on its expansion project of ₹ 6, 692 million ($ 91 million).

Our Aluminium Business

Our aluminium business is in Chhattisgarh and Odisha. We operate the business in the state of Chhattisgarh through BALCO, in which we have a 51.0% ownership interest, whereas our aluminium operations in Odisha were previously operated through Vedanta Aluminium, which was merged into Vedanta Limited pursuant to the Re-organization Transactions.

(a)	BALCO

Overview

Our aluminium business in Chhattisgarh is owned and operated by BALCO. BALCO’s aluminium operations comprises two bauxite mines, the Chotia coal block, 1,710 MW power plants, an alumina refinery (operations of which had been suspended since September 2009), a 245,000 tpa aluminium smelter, a 325,000 tpa aluminium smelter and fabrication facility, all of which are located in Korba in the State of Chhattisgarh in Central India.

BALCO’s Bodai-Daldali bauxite mines is located in Kawardha district of Chhattisgarh. Bauxite is transferred to our alumina refinery in Lanjigarh, which converts bauxite to alumina and supplies alumina back to BALCO. In return, BALCO pays conversion price to us based on our actual cost of production plus reasonable margin. Balance of the BALCO’s alumina requirements are sourced from third parties and from Vedanta Limited on sale basis at Arm’s length price. Mining operations at Bodai-Daldali bauxite mine located in the Kawardha district have been suspended since April 2020 as low ore quality has rendered operations becoming uneconomical.

BALCO’s other bauxite mine is Mainpat bauxite mine, which is an open pit mine located in the Surguja district of the state of Chhattisgarh. The Mainpat mine has been in production since 1993. Mining lease of the Mainpat mine has been renewed and is valid until July 8, 2042. During fiscal year 2020, mining operations were disrupted and under temporary suspension since October 11, 2019 as ore quality rendered operations uneconomical.

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

The Bodai-Daldali deposits are located approximately 260 kilometers from Korba in the Kawardha district of the state of Chhattisgarh. Bodai-Daldali was commissioned in 2004 by BALCO with a lease hold area of 6.26 square kilometers renewable mining lease that is valid until March 26, 2047. The bauxite extraction limit for Bodai-Daldali Mines granted by MoEF&CC is 1,250,000 tpa.

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

Total production at the Bodai-Daldali mine since the commencement of production has been 8.47 million tons of bauxite, with production in fiscal year 2020 totaling approximately 469,800 tons at 44.53% aluminium oxide and there is no production in fiscal year 2021. Power is supplied on-site by state electricity board (CSPDCL) and diesel generators. Water requirement for mines is fulfilled by surface water from rain water harvesting and pond developed at mines.

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

Overview

BALCO’s smelting facility is located at Korba in the state of Chhattisgarh and consists of a 245,000 tpa aluminium smelter and a 325,000 tpa aluminium smelter, 1,710 MW captive power plants, and an alumina refinery (non-operational) and fabrication facility. Out of the 1,710 MW, 540 MW captive power plant was commissioned in March 2006 and 900 MW was commissioned in fiscal year 2016. The remaining 270 MW power plant was transferred from power business to aluminum business on April 1, 2016 (Presently, the 270 MW power plant is under suspension) and one unit of 300 MW was converted from IPP to CPP from April 1, 2017 vide order dated January 1, 2019. BALCO now has only one 300 MW power unit operating as Independent Power Plant (reported in the Power segment). The following table sets forth the total capacities as of March 31, 2021 at BALCO’s Korba facility:

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

Power Plants

Smelting requires a substantial continuous supply of power and interruptions can cause molten metal to solidify and damage or destroy the pots. Power for the Korba facility is mostly provided by the coal-based 540 MW captive power plant commissioned in March 2006. The surplus generation from the power plant is supplied to the State Electricity Board and other customers. 270 MW power plant was transferred from power business to aluminium business on April 1, 2016 (presently the 270 MW power plant is under suspension). BALCO constructed a CPP 900 MW coal-based thermal power facility in the state of Chhattisgarh. The power generated from CPP 900 MW (3 units of 300 MW each) units is being utilized in the 325,000 tpa smelter. One of the 3 units of 300 MW was converted to CPP from April 1, 2017 vide order dated January 1, 2019.

Thermal coal is a key raw material required for the operation of BALCO’s captive power plants. The major coal supplier in India is Coal India Limited and its subsidiaries (mainly, South Eastern Coalfields Limited) and coal mined from the captive Chotia coal block. The balance coal requirements is met from imports. The total volume of coal consumed annually by coal-fueled power plants is largely dependent on the amount of generation. During fiscal year 2021, total coal consumed by 135 x 4 MW and 300 x 3 MW power plants was 2.34 million and 4.46 million tons respectively.

Production Volumes

The following table sets out BALCO’s total production from its Korba facility for fiscal years ended March 31, 2019, 2020 and 2021:

		For the Year Ended March 31,
Facility	Product	2019	2020	2021
		(tons)
Korba	Ingots/Busbar/Billets	285,325	315,813	3,74,867
	Alloy Ingots	35,654	44,693	46,185
	Rods	224,133	172,002	1,18,691
	Rolled products	26,119	28,831	29,864

Total(1)		571,231	5,61,338	5,69,607

(1)	Reflects total of ingots, rods and rolled products.

The following table sets out the total bauxite ore production for each of BALCO’s mines for fiscal years ended March 31, 2019, 2020 and 2021:

		For the Year Ended March 31,
Mine (Type of Mine)	Products	2019	2020	2021
		(tons, except for percentages)
Mainpat (Open pit)	Bauxite ore mined	—	55,700	—
	Ore grade	—	42.60	—
Bodai-Daldali (Open pit)	Bauxite ore mined	462,000	469,800	—
	Ore grade	45.70%	44.53%	—

Total		462,000	525,500	—

Principal Raw Materials

The principal inputs of BALCO’s operations are alumina, power, carbon and certain other raw materials. In the past, Vedanta Limited has been able to secure an adequate supply of the principal inputs for its aluminium business.

•	Alumina

Alumina is the primary raw material used in the production of aluminium. BALCO sources its alumina requirements from Lanjigarh and from third-party suppliers in international markets. The alumina sourced externally is metallurgical grade calcined alumina with a minimum alumina content of 98.6% on a dry basis. In fiscal years 2019, 2020 and 2021, BALCO purchased 7.7 million tons, 8.02 million tons and 9.17 million tons of imported alumina at an average price of $ 500, $ 373 and $ 326 per ton respectively, on a cost, insurance and freight or CIF basis at the ports in Andhra Pradesh in India.

•	Power

Smelting primary aluminium requires a substantial, continuous supply of electricity. As a result, power is a key input at BALCO’s Korba facility, where it is provided by three coal-based captive power plants of 270 MW (currently under suspension), 540 MW and CPP 900 MW (one unit of 300 MW was converted from IPP to CPP from April 1, 2017 vide order dated January 1, 2019 taking it from 600 MW to 900 MW). Our captive power plant has historically been dependent upon coal allocations from Coal India Limited. BALCO acquired the Chotia coal block through an e-auction. The total reserves at the Chotia block are 17.9 million tons with an annual production capacity of one million tons. However, based on changes proposed in the mining methodology in Mining Plan 4th Revision (with effect from April 2019), the balance extractable reserve was re-assessed as 19.66MT and during FY 2019-20, 1.0MT coal was produced from Chotia II, reducing the on date extractable coal reserve to 18.66MT and no major coal production (only 0.002 MT produced) in this FY 21 due to ongoing pandemic situation. BALCO’s total coal requirement at full capacity is approximately 6 million tons for power generation for smelting.

Power for BALCO’s captive bauxite mines are provided by on-site diesel generators. BALCO constructed a 1,200 MW coal-based thermal power facility, all the four units were commissioned during fiscal year 2016 and the last unit commenced commercial production on May 1, 2016. Of the 1,200 MW facility, power generated from three 300 MW units is supplied to the 325,000 tpa smelter and the power from the balance 300 MW units is sold to third parties (reported in power segment).

•	Water

Water is also an important input for BALCO’s captive power plants. BALCO sources its water requirements at Korba from a nearby canal, with the water transported by pipelines. BALCO is currently in a dispute with the National Thermal Power Corporation (“NTPC”) regarding the right of way for its water pipeline that supplies water to its 270 MW captive power plant, which has been built through National Thermal Power Corporation premises. BALCO invoked the arbitration clause and a Sole Arbitrator has been appointed. On the issue of easmentary rights, the Ld. Arbitrator issued its final award dated January 11, 2016 in favour of BALCO and rejected all counter claims of the NTPC. NTPC has challenged the said award by filing an application under Section 34 before the Hon’ble High Court of Delhi and BALCO has also filed Section 34 application before the Hon’ble High Court of Delhi with respect to claims, which were rejected by the Ld. Arbitrator. The next hearing will take place on July 27, 2021 on both the applications. Presently, the 270 MW power plant is under suspension and any adverse order will not affect smelter operations. However, the Company has a water supply agreement valid for 30 years from July 29, 2011 for 13 million cubic meters for 540 MW and on December 22, 2015, BALCO entered into a new water contract valid for 30 years with a local body for 25 million cubic meters per annum for IPP of 300 MW and CPP of 900 MW collectively, which has been fully allotted.

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

BALCO’s ten largest customers for aluminium accounted for 53.07%, 53.6% and 53.2% of its revenue from the aluminium business in fiscal years 2019, 2020 and 2021 respectively. Two of BALCO’s customers accounted for more than 15% of BALCO’s revenue in fiscal year 2021 and 2020. Two of BALCO’s customers accounted for more than 10% of BALCO’s revenue in fiscal year 2019.

BALCO sells its products to both domestic and export markets. BALCO’s key customers include conductor manufacturers, railways, equipment and machinery manufacturers among other customers. We follow an LME-based pricing and product-wise premiums for both our domestic and global customers. Our sales are currently on both spot and long-term basis.

Projects and Developments

On October 7, 2006, BALCO entered into a memorandum of understanding with the state government of Chhattisgarh, India, and the Chhattisgarh State Electricity Board, under which, among other things, feasibility studies will be undertaken to build a thermal coal-based 1,200 MW power facility, along with an integrated coal mine in the state of Chhattisgarh at an estimated cost of ₹ 46,500 million ($ 636 million). The project was disrupted in September 2009 due to the collapse of a chimney under construction during heavy rains and lightning at Korba. There were 40 fatalities in the accident and SEPCO Electric Power Construction Corporation, our contractor and the sub-contractor Gamon Dunkerley and Company Limited, are the subject of an investigation by the Chhattisgarh government. The next hearing will be listed in due course. The lower court is awaiting the order of the High Court. We instituted an enquiry which was conducted by the Indian Institute of Technology Roorkee, an expert in the civil engineering field in India. The project was resumed in January 2010. BALCO has constructed 1,200 MW (300 MW x 4) thermal power plant. All the four units were commissioned during Fiscal Year 2016 and the last unit commenced commercial production on May 1, 2016. In addition, on August 8, 2007, BALCO entered into a memorandum of understanding with the state government of Chhattisgarh for a potential investment to build an aluminium smelter with a capacity of 650,000 tpa at Chhattisgarh at an estimated cost of ₹ 81,000 million ($ 1,107 million). The first of two phases of this project commenced with the setting up of a 325,000 tpa aluminium smelter at an estimated cost of ₹ 38,000 million ($ 520 million), which uses pre-baked GAMI technology. BALCO has received environmental clearances for both phases of the project. Construction has commenced and trial production started in February 2014 from the 325,000 tpa aluminium smelter and 84 pots started commercial production from September 2014. During fiscal year 2017, company started commercial production from another 84 pots from August 1, 2016. Balance 168 pots are operationalized from May 1, 2017.

The 1,200 MW power facility was completed and capitalized in all aspects in April 2016 and 325,000 tpa aluminium smelter was fully capitalized in May 2017.

On May 13, 2021, the Board approved the expansion of Rolled Product Capacity from existing 50 KTPA to 130 KTPA at a cost of ₹ 3,480 million ($ 48 Million) which will improve the plant’s VAP capacity and overall premium.

Market Share and Competition

For the fiscal year 2021, the estimated market share for Vedanta (including BALCO) in India for aluminium was approximately 47% among the primary aluminium producers in India, based on internal estimates.

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

The Chotia coal block is located in Korba district in the state of Chhattisgarh. The total reserves at the Chotia block are 17.9 million tons with an annual production capacity of one million tons. However, based on changes proposed in the mining methodology in Mining Plan 4th Revision (with effect from April 2019), the balance extractable reserve was re-assessed as 19.66MT and during FY 2019-20, 1.0MT coal was produced from Chotia II, reducing the on date extractable coal reserve to 18.66MT and no major coal production (only 0.002 MT produced) in this FY 2021 due to ongoing pandemic situation.

The following tables contain details of our coal mining operations.

1.

The Chotia coal mine is divided into two sub-blocks, Chotia I and Chotia II. Both of these blocks are assigned to the existing captive power facilities at our BALCO operations. The estimates provided below are based on the DMT report.

Blocks	Gross CV range (Min – Max)	Sulphur (%)
	Kcal/kg
Chotia I	3,785 - 6,476	0.30-0.60	(Total)*
Chotia II	3,600 - 6,152	0.30	(Total)*

*	Sulphur data is not available for all seams. Total is based only on available seam data.
2.	This coal, which is thermal grade coal, would be blended with low GCV coal before being fed to the Boiler.
3.

The extractable coal indicated is considering all losses. This number reflects the final tonnage of the mine. There is no plan of putting wash plant either at the mine site or at the plant as the coal is of high GCV.

Mine and Location	Means of Access	Ownership	Operator	Title, leases or Options	History	Mine type and mineralization style	Power source	Facilities, use and condition
Chotia Coal Mine, Tehsil-Podiuprodha District Korba State: Chhattisgarh	-Public road -Coal transported by road to BALCO plant in Korba District -Distance between mines and BALCO plant is 73 Km	BALCO-100.0%	-MDO-Mode Currently no MDO exists as mining operations are temporarily suspended due to COVID19.	-Mining lease granted. -Mining lease is valid for 20 years -Lease executed on October 16, 2015 -Valid until-October 15, 2035	Mines commenced coal production in 2006 (by prior allottee, M/s Prakash Industries Ltd.) However, BALCO commenced coal mining operations in 2015	-Open Cast and Underground -Opencast is operational since 2006 (by prior allottee, M/s Prakash Industries Ltd.)	Electricity is available from Rural Feeder of Chhattisgarh State Electricity Board	Site office, explosive magazine, diesel pump, store, weigh bridge, residential complex is available at site

-No infrastructure is developed by prior allottee for underground hence no coal production from underground mine. Mining Plan has been revised by BALCO accordingly.

-Thermal coal is mined from barakar formation of permian age of Gondwana supergroup

-Low moisture thermal coal

We source coal from the following principal sources:

•

Captive Coal Block at Chotia – BALCO sources coal from its own coal mine which has annual coal production capacity of one million tons and BALCO produced 0.002 million tons and 1.0 million tons during fiscal year 2021and 2020 respectively and 0.67 million tons during fiscal year 2019.

•

Other Sources – BALCO sources coal from other sources such as the GoI’s coal mining companies, long-term coal supply agreements and from imports. In fiscal year 2021, the total coal purchased from these other sources was 8.0 million tons.

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

We have a greenfield 500,000 tpa aluminium smelter (“Plant 1”), together with an associated 1,215 MW (nine units with a capacity of 135 MW each). We also have another 1,250,000 tpa smelter (“Plant 2”) facilities in Jharsuguda along with associated 1,800 MW (three units of 600 MW each) coal-based captive power plant in Jharsuguda. The 1.25 million tpa smelter initially commenced its production on December 1, 2015 and 1,176 pots have been capitalized as of March 31, 2021. The 1.25 million tpa capacity is under ramp-up and once fully operational, it will take the total capacity at Jharsuguda to 1.75 million tpa. The alumina refinery at Lanjigarh produced 1.84 million tons of alumina in fiscal year 2021. The smelters at Jharsuguda reported cast metal production of 1.40 million tons in fiscal year 2021. The net power generation was 8,395 million units and 11,230 million units from the 1,215 MW power plant and 1,800 MW power plant respectively in fiscal year 2021.

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

The following map shows the details of the locations of the aluminium facilities in the State of Odisha:

The following table sets forth the capacities as on March 31, 2021 at our Lanjigarh and Jharsuguda facilities:

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

Against this order, we filed a writ petition in the High Court of Odisha and the Court dismissed our petition. We subsequently made an application to the MoEF&CC. The environmental clearance for the Lanjigarh expansion project was received on November 20, 2015 for up to 4 mtpa, and an additional environmental clearance for up to 6 mtpa will be received after the completion of land acquisition of the balance area of 666.03 HA. Further, a consent to establish for 4 mtpa and a consent to operate for 2 mtpa has also been obtained. As approvals for expansion of the Lanjigarh refinery to 4 mtpa has been received, second stream operations have commenced at the Alumina refinery from April 2016 and the debottlenecked capacity has reached 2 mtpa (although this is contingent on the bauxite quality). However, on February 18, 2016, an individual challenged the environmental clearance granted for the alumina refinery expansion at Lanjigarh before the NGT, Kolkata, wherein MoEF&CC, Odisha State Pollution Control Board and us have been made parties. and the matter remains sub judice for hearing and no stay has been granted of the environmental clearance. We continue to explore the feasibility of expanding our alumina refinery capacity, subject to bauxite availability and regulatory approvals. See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information – Legal Proceedings” for further details.

➢	Jharsuguda

Aluminium smelter and Captive Power Plant

We have a greenfield 500,000 tpa aluminium smelter together with an associated 1,215 MW (nine units with a capacity of 135 MW each). We also have another 1,250,000 tpa smelter facilities in Jharsuguda along with associated 1,800 MW (three units of 600 MW each) coal-based captive power plant in Jharsuguda. The 1.25 million tpa smelter initially commenced its production on December 1, 2015 and 1,176 pots have been capitalized as of March 31, 2021. The 1.25 million tpa capacity is under ramp-up and once fully operational, it will take the total capacity at Jharsuguda to 1.75 million tpa. In this respect, the Board has approved 100 KTPA smelter expansion on May 13, 2021, along with investment in the railway infrastructure to sustain the increased volume and operation. Further, the 120 KTPA Billet capacity expansion project has been approved at a cost of ₹ 1,940 Million ($ 27 million) which will improve the VAP capacity and the overall premium.

➢	Production Volumes

The following table sets out total production from our Lanjigarh and Jharsuguda facilities for fiscal years 2019, 2020 and 2021. The numbers reported for Jharsuguda are cast metal production volumes.

		For the year ended March 31
Facility	Product	2019	2020	2021
		(tons)
Lanjigarh	Calcined alumina	1,500,670	1,810,702	1,840,894

Jharsuguda	Ingots	773,440	792,890	863,117
	Primary Foundry Alloys	12,548	21,611	11,371
	Billets	414,119	309,088	264,693
	Wire rods	143,364	161,694	201,756
	Hot metal	33,924	30,713	22,535
	Slab	10,388	26,648	36,403

➢	Principal Raw Materials

The principal inputs of the aluminium operations are bauxite, alumina, power, carbon and certain other raw materials.

(i)	Bauxite

Currently, bauxite is being sourced primarily through imports (44.5%) and OMC (55.5%).

We have entered into long term agreement with Odisha Mining Corporation (“OMC”) in accordance with state policy and supply of bauxite to the Lanjigarh refinery has started from first quarter of fiscal year 2019. The long-term linkage agreement is for up to 70.0% of the saleable stock that has been signed between OMC and Vedanta Limited for a period of five years. The balance 30.0% will be sold through auction, through national e-auction to be conducted regularly on fixed intervals of six months.

(ii)	Alumina

Alumina is the primary raw material used in the production of aluminium. Currently for Jharsuguda operations, alumina is being sourced from Lanjigarh (60.0%), other domestic sources (2.6%) and remaining (37.4%) through imports from Indonesia, Australia, Vietnam and other countries. The alumina sourced externally is metallurgical grade calcined alumina with a minimum alumina content of 98.6% on a dry basis. In fiscal years 2019, 2020 and 2021, we purchased 1.60 million tons, 1.07 million tons and 1.02 million tons of alumina at an average price of $ 501 per mt, $ 367 per mt and $ 305 per mt respectively on a cost, insurance and freight basis at the ports situated in the state of Andhra Pradesh.

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

The total volume of coal consumed annually by coal-fueled power plants is largely dependent on the amount of generation. During fiscal year 2021, total coal consumed by 135 x 9 MW and 600 x 3 MW power plants was 7.35 million tons and 9.12 million tons respectively.

We secured the Jamkhani coal block in the captive coal block auctions conducted by the Ministry of Coal, GoI. It will cater to power generation for Jharsuguda smelting operations. We have now signed the Coal Mine Development and Production Agreement (“CMDPA”) with GoI and received Vesting Order for the coal block. The mine currently has a capacity of 2.6 mtpa. We expect it to improve our coal materialization performance for Jharsuguda.

The Company has secured the Radhikapur West coal block in tranche 11 of the coal block auction. The Company entered into the CMDPA with the GoI on January 11, 2021. This has a mine capacity of 6 mtpa, which can additionally help us to meet the group’s coal requirements.

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

Our 10 largest customers of Jharsuguda accounted for approximately 66.0%, 60.0% and 64% of Odisha aluminium business in fiscal years 2019, 2020 and 2021 respectively. Two of our customers in fiscal years 2019 and 2020 and three of our customers in fiscal year 2021 accounted for greater than 10.0% of aluminium business revenue.

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

Against this order, we filed a writ petition in the High Court of Odisha and the Court dismissed our petition. We subsequently made an application to the MoEF&CC to reconsider the grant of the environmental clearance for our alumina refinery. The MoEF&CC by its letter dated February 2, 2012, issued fresh terms of reference to us for preparation of the Environment Impact Assessment report. We submitted the Environment Impact Assessment report to the Odisha Pollution Control Board and simultaneously submitted various representations to the MoEF&CC as well as the Project Monitoring Group established under the Cabinet Committee on Investments. The expert appraisal committee of the MoEF&CC reconsidered the project and revalidated the terms of reference for 22 months effective January 2014. Therefore, the ban imposed on the expansion of our alumina refinery was lifted and we are pursuing the matter with the state government. The public hearing was held on July 30, 2014 subsequent to which the expert appraisal committee, in its meeting held on January 9, 2015, has recommended the project for environmental clearance and for the further expansion of our Lanjigarh refinery. In respect of the Lanjigarh Expansion project, environmental clearance for the Lanjigarh expansion project was received on November 20, 2015 for up to 4 mtpa, and an additional environmental clearance for up to 6 mtpa will be received after the completion of land acquisition of the balance area of 666.03 HA. Further, a consent to establish for 4 mtpa and a consent to operate for 2 mtpa has also been obtained. As approvals for expansion of the Lanjigarh refinery to 4 mtpa has been received, second stream operations have commenced at the Alumina refinery from April 2016 and the debottlenecked capacity has reached 2 mtpa (although this is contingent on the bauxite quality). We continue to explore the feasibility of expanding our alumina refinery capacity. subject to bauxite availability and regulatory approvals. See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information – Legal Proceedings” for details. As of March 31, 2021, we spent ₹ 46,001 million ($ 629 million) on the Lanjigarh expansion project (up to 6 mtpa) including other auxiliary assets. Total Project cost for refinery expansion upto 5 MTPA is estimated at ₹ 108,120 million ($ 1,478 million).On February 3, 2021, the expansion plan to increase the capacity of the Lanjigarh alumina refinery to 5 MTPA was approved by Vedanta Limited Board, subject to requisite Government approvals and further on May 13, 2021, the Board approved the estimated cost of ₹ 46,810 Million ($ 640 million). The completion of this expansion plan will place the Lanjigarh alumina refinery as one of the world’s largest single-location alumina refinery complex.

We had invested an estimated ₹ 150,380 million ($ 2,056 million) to set up 1,250,000 tpa aluminium smelter at Jharsuguda. As of March 31, 2021, we have already spent ₹ 147,372 million ($ 2,015 million) on this project.

Our Power Generation Business

Overview

We have been building and managing power plants since 1997. As of March 31, 2021, the total power generating capacity of our thermal power plants, wind power plants and gas based plants was approximately 9,000 MW, which includes our twelve thermal coal-based captive power plants (plant at Tuticorin is inactive) with a total power generation capacity of 5,520.5 MW. The following table sets forth information relating to our existing power plants as of March 31, 2021:

Fiscal Year Commissioned	Capacity (MW)	Location	Fuel Used
1988(1)	270.0	Korba	Thermal Coal
1997	24.0	Tuticorin	Liquid fuel
1999	75.0	Mettur Dam	Thermal Coal
2003	14.8	Debari	Liquid fuel
2003	6.0	Zawar	Liquid fuel
2003	14.8	Chanderiya (2)	Liquid fuel
2003	4.8	Cambay	Gas based
1999 and 2003	10.0	Ravva	Gas based
2005	7.5	Tuticorin*	Liquid fuel
2010	15.0	Pantnagar	Liquid fuel
2005	154.0	Chanderiya	Thermal coal
2006	540.0	Korba	Thermal coal
2008	90.0	Lanjigarh	Thermal coal
2007	107.2	Gujarat and Karnataka	Wind (3)
2007	30.0	Amona	Gas based
2008	80.0	Chanderiya	Thermal coal
2009 and 2021	91.5	Zawar	Thermal coal
2009	16.0	Gujarat and Karnataka	Wind (3)
2009	675.0	Jharsuguda	Thermal coal
2009	25.0	Mettur Dam	Thermal coal
2010	540.0	Jharsuguda	Thermal coal
2010	3.3	Rajasthan Raageshwari Gas terminal	Gas based
2010	14.4	Gujrat Viramgam Terminal	Gas based
2010	32.9	Pipeline Above Ground Installations	Gas based
2011	1,200.0	Jharsuguda	Thermal coal
2011	48.0	Rajasthan and Karnataka	Wind (3)
2011	160.0	Dariba	Thermal coal
2012	103.0	Karnataka, Maharashtra, Rajasthan and Tamil Nadu	Wind (3)
2012	600.0	Jharsuguda	Thermal coal
2012	30.0	Amona	Gas based
2012, 2013 and 2014(4)	120.0	Bokaro	Thermal coal
2013	600.0	Jharsuguda	Thermal coal
2013	80.0	Tuticorin*	Thermal coal
2013	6.5	Mettur Dam	Thermal coal
2014	80.0	Tuticorin*	Thermal coal
2010 and 2014	60.0	Rajasthan Mangala Processing terminal	Gas based
2015	39.9	Gujrat Bhogat terminal	Gas based
2015	660.0	Mansa- Talwandi Sabo Road, Mansa, Punjab	Thermal coal
2016	660.0	Mansa- Talwandi Sabo Road, Mansa, Punjab	Thermal coal
2016	1,200.0	Korba	Thermal coal
2016	0.1	Chanderiya	Solar
2016	0.1	HO, Udaipur	Solar
2017	660.0	Mansa- Talwandi Sabo Road, Mansa, Punjab	Thermal coal
2017	12.0	Debari	Solar
2017	4.0	Dariba	Solar
2018	22.0	Agucha	Solar
2020	0.666	Chanderiya	Solar
2020	0.25	Dariba	Solar
2020	0.072	Debari	Solar
2020	0.15	Zawar	Solar
2020	0.083	Agucha	Solar
2020	1	Kayad	Solar
2021	30	Rajasthan Raageshwari gas terminal	Gas based
2021	100	Bhadrak, Odisha	Thermal coal

Total	9,319.02

*	Power generation plant at Tuticorin is inactive

Note: At HZL, we also have 35.3 MW of power capacity through waste heat recovery from roasters and Steam Turbo Generator

(1)	Commissioned prior to our acquisition of BALCO in 2001. The 270 MW power plant was transferred from power business to aluminium business on April 1, 2016.
(2)	Transferred from Debari to Chanderiya in March 2009.

(3)	Our wind power plants are not for captive use.
(4)	ESL was acquired in 2018, however the commissioning date is pre acquisition date.

Power Sales volumes

The following table sets out total power sales volumes in MU for the last three fiscal years:

Facility	For Fiscal Year Ended March 31,
	2019	2020	2021
BALCO 300 MW(2)	2,168	1,726	1,596
Jharsuguda coal based independent thermal power plant(1)	1,039	776	2,835
HZL Wind Power Plant	449	437	351
TSPL	9,858	8,223	6,479

Total	13,514	11,162	11,261

(1)	Three Jharsuguda 600 MW power plants were transferred from the power to aluminium business on April 1, 2015.
(2)

One of the 300 MW IPP unit at BALCO was converted to CPP as on April 1, 2017 vide order dated January 1, 2019. The figures reported for 2019 are for 600 MW IPP operations until order date. The figures reported for 2020 and 2021 are for 300 MW IPP operations.

(3)	As the MALCO plant has been put under care and maintenance from May 26, 2017, therefore no production of power after May 26, 2017.

Jharsuguda Power sale excludes power transfer of 12,276 MU, 11,750 MU and 12,690 MU to its smelting facilities in fiscal years 2019, 2020 and 2021 respectively.

Commercial power plants

We have a 2400 MW coal based thermal power plant facility (comprising four units of 600 MW each) in Jharsuguda in the state of Odisha. The power plant was earlier operated through Sterlite Energy and is now a part of Vedanta pursuant to the Re-organization Transactions. The plant has been built with an estimated investment of approximately ₹ 82,000 million ($ 1,121 million). The first unit of commercial operation commenced on November 10, 2010. The second unit was operational on March 30, 2011 and the third unit was operational on August 19, 2011. The fourth unit commenced operation on April 26, 2012. On June 17, 2015, we filed a petition before Odisha Electricity Regulatory Commission (OERC) to convert 2,400 MW IPP into captive generating plant to cater the power needs of 1.25 mtpa smelter at Jharsuguda and consequently, the Odisha Electricity Regulatory Commission (OERC) issued an order of conversion of three units into captive generating plants with effect from April 1, 2015, while retaining the IPP status of one unit (Unit 2) to fulfill the obligations under the power purchase arrangements (PPA) with GRIDCO. As a result, three out of four 600 MW units were converted to captive generating plants. We have applied to the Ministry of Coal for allotment of coal blocks and long term coal linkages, which are long term supply contracts for delivery of coal to meet contract specific requirements for captive use. In January 2008, the Ministry of Coal jointly allocated the coal blocks in Rampia and Dip Side Rampia in the state of Odisha to six companies, including Sterlite Energy. The six companies entered into an agreement to jointly promote a new company called Rampia Coal Mine and Energy Private Limited (RCMEPL), which was incorporated in February 2008.

The Company invested in RCMEPL, a joint venture incorporated in India that was set up for the purpose of developing coal blocks. The Company acquired ₹ 27.2 million equity shares of ₹ 1 each, representing 17.39% of the total equity shares. However, due to the cancellation of coal blocks by the Supreme Court of India, an impairment loss of ₹ 27.2 million was recognized in respect of such investment in FY 2015.

IPPs in Odisha source coal from GoI’s coal mining companies and long-term coal supply agreements with various state government under PPAs and linkage auction coal. During fiscal year 2021, 2.34 million tons of coal was purchased from these sources towards Vedanta Limited’s Jharsuguda IPP as compared to zero million tons and 0.45 million tons purchased during fiscal year 2019 and 2020 respectively.

The typical coal volume required for full scale operations of 600 MW IPP ranges between 2.5 million to 3.5 million tons. However, actual coal consumption is largely dependent on the amount of power generation.

Additionally, a coal linkage of 2.6 mmtpa is allotted to us to meet the coal requirements of 600 MW Unit#2 IPP, for which fuel supply agreement was entered with Mahanadi Coalfields Limited with an assurance of supplying up to 90.0% of the total quantity.

In September 2006, Sterlite Energy entered into a PPA with GRIDCO, which was amended in August 2009 and further amended in December 2012, in which GRIDCO was granted the right to purchase up to 25.0% of the power sent out from the power plant after adjustments for auxiliary consumption by us. Further, if the coal block is allocated within the state, GRIDCO shall at all the time have right on behalf of the state government of Odisha to receive additional 7.0% of the power generated (after adjustments for auxiliary consumption by the power plant) from the Jharsuguda power project at variable cost, otherwise, if no coal block is allocated within the state, then additional 5.0% of the power generated (after adjustments for auxiliary consumption by the power plant) at variable cost. GRIDCO will have the right to purchase power from us for a period of 25 years from the date of commercial operation of the last unit i.e. April 26, 2012. The tariff for the PPA is revised once in every five years via the mandate of OERC.

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

For the sale of power for 7.0% or 5.0% depending on the allocation of coal blocks within the state of Odisha a variable energy charge is applicable, which shall comprise fuel cost and shall be calculated — on the basis of the ex-bus energy scheduled to be sent out from the generating station. The energy charges shall be calculated as per the methodology prescribed by the OERC, from time to time.

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

On September 12, 2016, GRIDCO raised a demand for payment towards Environment Management Fund (“EMF”) as per the data available to GRIDCO. The State Government notified the levy of a contribution towards EMF by Thermal Power Plant (“TPP”) at the rate of 6 paisa per unit of energy sold outside the state. The Company has challenged such notification on the ground that it has not been backed by any legislation and is a policy decision of the government that has no legal basis. GRIDCO has started recovering ₹ 30 million ($ 0.41 million) per month from December 2016 onwards towards arrears of EMF. To date, GRIDCO has kept ₹ 270 million ($ 4 million) on hold. The Company has made a provision in this respect. Further, in interim order dated November 7, 2017, the High Court of Odisha has granted the stay on payment of EMF levy.

OERC through its order dated February 27, 2018 has approved the claim of the Company in relation to the revised debt equity structure post its merger with Sesa Goa in 2013. The OERC in its order has allowed GRIDCO to pay the total amount in six half yearly instalments without interest from FY 2009-2014. The Company has filed review petition with OERC in May 2018, primarily on the limited issue of non-grant of interest to it. The OERC has disposed the matter vide order dated January 8,2021 by dismissing our review petition summarily on the ground that ex-facie there are no grounds of review in the present matter and disallowing our claim of carrying cost for tariff period 2010-14. Subsequently, we have filed an appeal against the order dated January 8, 2021 and order dated February 26, 2018 before the APTEL. The listing of the matter is awaited. The Company, based on legal advice, firmly believes that its right to interest (time value of money) is protected under the Electricity laws and OERC has erred in allowing interest-free payment to GRIDCO.

The Company also filed Multi Year Tariff (“MYT”) petition for fixation of tariff for the period starting fiscal year 2015 to fiscal year 2019. The hearing on the matter has concluded and the order has been issued by OERC on June 29, 2018. The tariff has been approved as per the CERC Tariff Regulation, 2014-2019 till October 9, 2014 and beyond this period based on OERC Tariff Regulation, 2014. The order does not have any significant impact on the basis of revenue recognition in the books except while allowing interest on working capital one month receivable has been considered instead of two months allowed as per PPA. We have file reviewed petition on limited issue of interest on working capital and rate of interest. The arguments have been concluded in the matter and order has been reserved.

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

The final hearings in the matter were concluded on October 15, 2019. OERC passed its final order on June 22, 2020 wherein Vedanta Limited and GRIDCO have been directed to amend the PPA in line with the terms laid out by the OERC. Additionally, OERC has directed GRIDCO to reconcile the arrear amounts due to Vedanta Limited and settle the payments within two months from date of the judgement. The reconciliation is in process.

On August 25, 2020, Vedanta Limited also filed an appeal before the APTEL in respect of certain limited issues arising out of the June 22, 2020 OERC Order. The matter is at the stage of completion of pleadings. Next date of listing of the matter is August 4, 2021

Additionally, on September 18, 2020, GRIDCO filed an application for review of the June 2020 OERC Order before the OERC. Arguments in the matter have been concluded and the same is reserved for orders. The matter was last listed for order on May 21, 2021 and next date of listing is awaited.

We were not able to supply power to GRIDCO up to December 2019 due to non-supply of linkage coal from Mahanadi Coalfields Limited (“MCL”) despite the continuous follow-up from GRIDCO and the Company. However, effective January 2020, we have recommenced power supply to GRIDCO consequent to the resumption of linkage coal supply from MCL.

The ten largest customers of our Odisha power business accounted for 100.0% of Odisha power business in fiscal years 2019, 2020 and 2021. Three of the top customers accounted for approximately 100.0% of our Odisha power business in fiscal years 2019, 2020 and 2021.

➢	Talwandi Sabo

In July 2008, Sterlite Energy succeeded in an international bidding process and was awarded the project for the construction of a 1980 MW coal-based thermal commercial power plant at Talwandi Sabo in the state of Punjab in India. The project was bid as Case-2 tariff based competitive bidding, implying that the developer had to quote for capacity charges and efficiency. Fuel costs subject to quoted efficiency was to be a pass-through. All necessary approvals for the project have been obtained and commissioning of this project was carried out in stages. The estimated cost of the project was ₹ 115,460 million ($ 1,579 million). The boiler light up and synchronization of the first unit was achieved in fiscal year 2014, and coal logistics were established in fiscal year 2014.

The first and second 660 MW units of the Talwandi Sabo power plant were capitalized in fiscal years 2015 and 2016 respectively. The third 660 MW unit was capitalized on September 1, 2016 after successful completion of trial runs.

In May 2008, Sterlite Energy entered into an on-shore and offshore engineering, procurement and construction contract with SEPCO Electric Power Construction Corporation (“SEPCO”), for Sterlite Energy’s Talwandi Sabo thermal power project for ₹ 66,560 million ($ 910 million). A novation agreement in favor of TSPL was executed in November 2009. The contract was revised upwards by $ 74 million on November 15, 2012 to reflect the set-up and commissioning of three units of power at the Talwandi Sabo thermal power plant.

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

After commencing all units, TSPL requires around 10 million tpa of coal. TSPL has been allotted the linkages from Mahanadi Coal Fields Limited, Odisha for 7.72 million tpa. According to the fuel supply agreement with Mahanadi Coal Fields, 95.0% allocated coal quantity is 7.334 million tpa, which is to be supplied through domestic sources and the remaining 0.386 million tpa is supplied through imported sources. The linkage coal quantity will be transported from a distance of approximately 1,600 km by rail.

TSPL sources coal from sources such as the GoI’s coal mining companies and imports. In fiscal year 2021, the total coal purchased from these sources was 4.53 million metric tons.

The total volume of coal consumed annually by our coal-fueled power plants is largely dependent on the amount of generation and ranges between 6.99 million to 8.16 million metric tons for plant load factor (“PLF”) ranging from 60.0% to 70.0%.

In TSPL, there is only one customer which accounted for 100.0% of TSPL power business in fiscal years 2019, 2020 and 2021.

There are some dispute with customers which are subjudice. See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information – Legal Proceedings”

➢	BALCO

BALCO’s power business includes only one unit of 300 MW power plant at BALCO’s Korba facility. The 270 MW power plant was transferred from power business to aluminium business on April 1, 2016 and is no longer operational. BALCO had constructed an IPP 600 MW coal-based thermal power facility in the state of Chhattisgarh which had received approval to operate on January 14, 2015 from the regulatory authorities. One unit of 300 MW was commissioned during fiscal year 2016, and the second unit was commissioned in March 2016 and commenced commercial production on May 1, 2016. One unit of 300 MW has been converted from IPP to CPP from April 1, 2017 vide order dated January 1, 2019.

➢	HZL – Wind Power Plants

As of March 31, 2021, wind power plants has the combined power generation capacity of 274 MW which was commissioned in earlier fiscal years in the States of Gujarat, Karnataka, Tamil Nadu, Maharashtra and Rajasthan in India at a total cost of ₹ 14,540 million ($ 199 million). The electricity from these wind power plants is sold to State Electricity Boards.

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

MALCO used to source its entire coal through imports (from various countries including Indonesia, Russia and South Africa). In fiscal year 2021, no coal was purchased from these sources.

The total volume of coal consumed annually by our coal-fueled power plants is largely dependent on the amount of generation and ranges between 0.5 million to 0.55 million tons at 100.0% PLF.

No revenue was earned in MALCO from the power business during the fiscal years 2019, 2020 and 2021 since the plant is under care and maintenance.

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

Principal Products

– TMT Bars

TMT Bars are thermo mechanically treated steel bars which are produced by controlled quenching and self-tempering process. ESL TMT bars are produced in Fe500, Fe500D and Fe500D CRS variety as per IS 1786/2008 grade. We sell our TMT Bars primarily to construction industry.

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

Coke is prepared from coking coal or bituminous coal by heating it strongly in the absence of air. As a result, the volatile matter and moisture escapes out. The resulting coke is a hard, strong, porous and coherent mass. Coke plant is often described as a process of destructive distillation since it involves the separation of volatile matter based on the difference of boiling point. For the purpose of coking, two coke ovens have been designed, i.e. vertical coke oven of 0.5 mtpa and horizontal coke oven of 0.5 mtpa. Currently only vertical coke oven has been commissioned. It is of non-recovery/waste-heat recovery type i.e. heat is recovered from the flue gases for power generation in the captive power plant.

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

The molten metal is taken from blast furnace and stocked in mixer. From the mixer the liquid metal is taken by ladle and transferred to induction furnace where the composition of the liquid metal is corrected to desired level. The composition depends upon the size and thickness of the ductile pipe to be made. After attaining the metal composition, the temperature is risen to a desired level based on the type of pipe to be made. From induction furnace the molten metal is transferred to magnesium-converter which enhance the ductility of iron. Then it is fed to centrifugal casting machine. After the pipe is cast, it is soon transferred to annealing furnace for stress relieving. As soon as the pipes come out of annealing furnace, it is fed in zinc coating machine for zinc coating. After zinc coating it is passed for hydro-testing for checking the leakage of water from cast and annealed pipe. The tested pipes are checked surface wise and cleared for cement mortal lining, thereafter, passed for bitumen or epoxy coating and finally dispatched after 12 hours of curing.

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

Production volumes

The following table sets out ESL’s total production from Bokaro facility for fiscal years ended March 31, 2019, 2020 and 2021:

SI. No.	Product	2019 (tons)	2020 (tons)	2021 (tons)
1	TMT	441,251	468,396	337,583
2	Wire rod	426,873	412,948	360,874
3	DI pipe	149,946	154,721	134,606
4	Pig iron	141,548	167,305	188,979
5	Steel billet	39,478	27,456	165,273

Total		1,199,096	1,230,826	1,187,315

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

Sales and Marketing

The 10 largest customers of our steel business accounted for approximately 30.37%, 34.6% and 32.8% of our steel business revenue in fiscal years 2021, 2020 and 2019 respectively. None of our customers accounted for greater than 10.0% of steel business revenue in fiscal years 2021, 2020 and 2019.

The 10 largest customers are mainly from construction and original equipment manufacturing industry and are spread across India. We have marketing offices in Kolkata, West Bengal, as well as two sales offices in Delhi and Mumbai, along with regional managers for sales in four regions across India. In fiscal years 2021, 2020 and 2019, the export sale accounted for 8%, 0.4% and 0.7% respectively. Currently, sales is majorly focused on domestic market and the decision to export is taken where prices are lucrative. Pricing is fixed as per the domestic market trend and is at par with major producer’s month on month. We supply on order to order basis, with delivery schedule defined in purchase orders.

Market Share and Competition

The total crude steel production of all producers of crude steel in India for fiscal year 2021 stood at 99.6 million ton (“MT”). The share of Steel Authority of India Limited, Rashtriya Ispat Nigam Limited, Tata Steel Limited, Arcelor Mittal, JSW Steel Limited, Jindal Steel and Power Limited together was 76.22% of the total production of crude steel for fiscal year 2021 i.e. 75.915 MT. Vedanta Limited’s total production of hot metal in fiscal year 2021 stood at 1.286 MT.

Port Business

We have a 100.0% interest in Vizag General Cargo Berth Private Limited (“VGCB”) as of March 31, 2021, a consortium between Vedanta Limited and Leighton which won the bid to mechanise the coal handling facilities and upgrade the general cargo berth for handling coal at the outer harbour of Vishakhapatnam port, on the east coast of India.

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

Construction was completed on April 8, 2013 and commercial operations started in same year. The project cost was approximately ₹6,228 million (approximately $96 million). As of March 31, 2021, the total cost (Gross block) was ₹6,825 million ($ 93 million) including interest capitalisations.

During the fiscal year 2021, VGCB had handled a volume of 4.36 million tons i.e. 26% lower volumes compared to fiscal year 2020. The EBITDA for VGCB for fiscal year 2021 is ₹ 389 million ($ 5 million).

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

During fiscal year 2020, Goa Sea Port Private Limited received a termination letter from MPT basis approval by their Board of Trustees, which terminated the concession agreement and offered to return the Bank Guarantee unconditionally and allowed us to participate in future bids. The reason cited was non-fulfilment of conditions precedent by both the parties.

As per conditions precedent, MPT was responsible for obtaining environment clearance for the project along with handover of the project site, which MPT was unable to fulfil due to delay in environmental clearance and issues related to Berth 8. Whereas, Goa State Port Private Limited was responsible for providing performance guarantee, Financing Plan and Financing Documents, Escrow Account besides fulfilling other conditions, which were not fulfilled as the project site was not handed over.

Goa Sea Port Private Limited has accepted the termination of the Concession Agreement.

Glass substrate business

On December 28, 2017, the Group acquired 51.63% equity stake in AvanStrate Inc. (ASI) for a cash consideration of ₹ 1 million ($ 0.01 million) and acquired debts for ₹ 9,832 million ($ 130 million). Additionally, a loan of ₹ 469 million ($ 6 million) was extended to ASI. ASI is involved in the manufacturing of glass substrate. The financial results of ASI for the fiscal year 2021 have been included in the consolidated financial statements of the Group.

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

Significant recovery in Panel and Glass Industry and successful start of new business during the last six months has led to increase in demand and profitability in the glass substrate business. Accordingly, the Group has assessed the recoverable value of all its assets and liabilities which do not require to record any impairment charge during the year ended March 31, 2021.

ASI is one of the 4 manufacturers globally specializing in LCD glass substrates for LCD Panels. These glass substrate sheets are the main inputs in LCD Panels used in TV’s, computers, mobile phone screens and other display devices.

Ferro Alloys business

On September 21, 2020, the Company completed the acquisition of Ferro Alloys Corporation Limited (“FACOR”). FACOR was admitted under the corporate insolvency resolution process pursuant to the Insolvency and Bankruptcy Code, 2016, as amended (“Bankruptcy Code”). The NCLT, on January 30, 2020 approved the resolution plan for the acquisition resulting in FACOR becoming a wholly owned subsidiary of the Company. FACOR holds 90% in its subsidiary, Facor Power Limited (“FPL”). FACOR is a ferro alloys production company in Bhadrak, Orissa, India and it owns a ferro chrome plant with capacity of 72,000 TPA, two operational chrome mines and a 100 MW of capital power plant through FPL

Pursuant to the aforesaid resolution plan, the consideration paid by Vedanta Limited for the acquisition of FACOR included a cash consideration of ₹ 552 million ($8 million) (comprising an infusion of equity and inter-corporate loan of ₹ 336 million ($ 5 million) and ₹ 216 million ($ 3 million), respectively) and the issuance of zero coupon, secured and unlisted non-convertible debentures of aggregate fair value of ₹ 2,358 million ($ 32 million) payable over four years in equal portions commencing in March 2021 (a small portion of the same is yet to be issued).

Exploration and Development Activities

We are engaged in ongoing exploration and development activities to locate additional ore bodies in India, Australia, South Africa, Namibia and Ireland. We spent approximately ₹ 15,472 million ($ 212 million) in fiscal year 2021 on exploration and development.

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

Under the shareholders’ agreement, the GoI granted us two call options to acquire all the shares in HZL held by the GoI at the time of exercise. We exercised the first call option on August 29, 2003 and acquired an additional 18.9% of HZL’s issued share capital at a cost of ₹ 3,239 million ($ 44 million) on November 12, 2003, increasing our interest in HZL to 64.9%.

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

The second call option provides us a right to acquire the GoI’s remaining 29.5% shareholding in HZL, subject to the right of the GoI to transfer up to 3.5% of the issued share capital of HZL to employees of HZL, in which case the number of shares that we may purchase under the second call option will be reduced accordingly. This call option became exercisable on April 11, 2007 and remains exercisable for as long as the GoI has not sold its remaining interest pursuant to a public offer of its shares. Under the shareholders’ agreement, upon the issuance of a notice of exercise of the second call option by us to the GoI, we shall be under an obligation to complete the purchase of the shares, if any, then held by the GoI, within a period of 60 days from the date of such notice. The exercise price for the second call option will be equal to the fair market value of the shares as determined by an independent appraiser. In determining the fair market value of the shares, the independent appraiser may take into consideration a number of factors including, but not limited to, discounted cash flows, valuation multiples of comparable transactions, trading multiples of comparable companies, SEBI guidelines and principles of valuation, the minority status of the shares, the contractual rights of the shares and the current market price of the shares. Based solely on the market price of HZL’s shares on the NSE on June 25, 2021 of ₹ 339.55 ($ 4.58) per share, and not including the other factors that the independent appraiser may consider, one possible estimation of the exercise price to acquire all of the GoI’s 1,247,950,590 shares in HZL would be ₹ 423,742 million ($ 5,715 million).

By a letter dated July 21, 2009, we exercised the second call option. The GoI disputes the validity of the call option and has refused to act upon it. Consequently, we invoked arbitration and filed a statement of claim. The arbitral proceedings was stayed due to the Status quo order by Hon’ble Supreme Court but pursuant to the recent Supreme court order dated August 13, 2020 we had written to the arbitral tribunal for commencement of arbitration proceedings and tribunal is yet to confirm the date for resumption of arbitration proceedings. While the Arbitration was in process, a Public Interest Litigation (“PIL”) was filed seeking restraint on disposal of residual shares by GoI, the Supreme Court on January 19, 2016 ordered the status quo to be maintained with respect to the proposed disinvestment of government interest in HZL until further orders are passed by the Supreme Court. The Supreme Court, on August 13, 2020 removed the status quo order in place to the extent that arbitration proceedings can continue with respect to our claim call option rights under the shareholder agreement. The matter before the tribunal has not been taken up yet. The GOI without prejudice to the position on the put or call option issue received approval from the central government cabinet for divestment and the government is looking to divest through the auction route.

On January 9, 2012, we offered to acquire the GoI’s interests in HZL for ₹ 154,920 million ($ 2,118 million). We have, by way of letters dated April 10, 2012 and July 6, 2012, sought to engage with the GoI on the same terms as the offer. This offer was separate from the contested exercise of the call options, and we proposed to withdraw the ongoing litigation in relation to the contested exercise of the options should the offer be accepted. To date, the offer has not been accepted by the GoI and therefore there is no certainty that the acquisition will proceed.

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

On March 19, 2004, we exercised our option to acquire the remaining 49.0% of BALCO’s issued share capital held by the GoI at that time. Thereafter, the GoI sought several extensions to complete the sale of the shares. On June 7, 2006, the GoI contended that the clauses of the shareholders’ agreement relating to our option violated the provisions of section 111A of the erstwhile Companies Act, 1956 by restricting the right of the GoI to transfer its shares and that as a result the shareholders’ agreement was null and void. The GoI has also expressed an intention to exercise its right to sell 5.0% of BALCO to BALCO employees.

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

Employees

As of March 31, 2021, we had 17,041 employees. The number of our employees as of March 31, 2019, 2020 and 2021 is as follows:

Business Segment	Entity	Location	Primary Company Function	Total employees for the Year Ended March 31,
				2019	2020	2021
Zinc India	Hindustan Zinc Limited	India	Zinc and lead production	4,171	4,181	3,711
Zinc International	Black Mountain	South Africa	Zinc and lead Mining	911	820	797
	Skorpion	Namibia	Zinc and lead Mining and refining	583	568	141
Oil and gas	Cairn	India	Oil and Gas	1,549	1,561	1,408
	Vedanta Limited	India	Iron Ore	2,616	2,552	2,487
Copper	Vedanta Limited	India	Copper smelting and refining	960	842	649
	CMT	Australia	Copper mining	19	22	23
	Fujairah Gold FZC	UAE	Precious metal refinery	69	66	58
Aluminium	BALCO	India	Aluminium production	2,608	2,410	1,946
	Vedanta Limited	India	Aluminium production	4,048	3,750	3,452
Power	Vedanta Limited	India	Commercial power generation	131	269	261
	TSPL	India	Commercial power generation	76	69	62
	MALCO Energy Limited	India	Commercial power generation	13	16	26
Steel	Electro Steel Limited	India	Steel	2,159	2,063	1,851
Others	—	—	—	155	169	169

Total				20,068	19,358	17,041

The majority of our workforce is unionized. Employees of HZL and BALCO are members of registered trade unions such as Bharat Aluminium Mazdoor Sangh for BALCO and Hindustan Zinc Workers Federation for HZL and are affiliated with national trade unions such as the Indian National Trade Union Congress. We believe that relations with our employees and unions are good, though we have in the past and may in the future experience strikes and industrial actions or disputes. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our operations are subject to risks that could result in decreased production, increased cost of production and increased cost of or disruptions in transportation, power generation, mining and oil exploration”

The Vedanta Sustainability Framework (VSF) is integral to the Company’s core business strategy. It helps us conduct our business in line with our values, while delivering high-quality and cost competitive products.

Our sustainable development model is made up of four pillars: responsible stewardship, building strong relationships, adding and sharing values and strategic communications. The VSF facilitates the institutionalization of sustainability at each of our businesses. It does so, by adopting global best practices that are reflected in our policies, standards and guidance notes.

During fiscal year 2021, we continued to strengthen the VSF with the release of performance standards on safety, environment and social performance. Collectively we have 8 policies, over 87 standards and guidance notes along with a robust monitoring mechanism to help our businesses integrate sustainable operating methods in their operating model. We are using the Vedanta sustainability assurance program (“VSAP”) to ensure framework compliance, including a program of audits.

In a geographically diverse business like ours, fostering a culture of zero harm is a challenge to which we are committed and through which we will eliminate fatal accidents and harm. During fiscal year 2021, we unfortunately had eight fatal accidents. Each was investigated and reported to Vedanta Limited’s Board of Directors, with the lessons learned advised to all our operating businesses including action plans to prevent such incidents. Last year we also released six new safety standards to be implemented in the Group and these were incorporated in our Vedanta sustainability assurance program and audit program. These included standards for Excavation, Rail Safety, Emergency Response, Blasting, Inflow and inrush, Shafts and hoisting, and Underground electrical. The corporate team along with the business units are implementing various capacity building and behavioral based programs to entrench a culture of safety and risk awareness. This fiscal year we focused our efforts in enhancing these specific areas for improved safety performance: (i) Visible Felt Leadership, (ii) Business Partner Engagement and (iii) Fatalities investigation and learning.

In fiscal year 2021, we continued efforts to improve the implementation of our tailings management standard for the Group. An independent, third-party audit of all our tailings dam facilities has been completed. The audit has reviewed the design and the quality of the management systems of the tailings dam facilities. Recommendations from the review are under consideration and implementation and we are closely tracking performance against the recommendations.

We manage our environmental footprint to the most rigorous global standards and have developed specific objectives and targets, particularly with regard to water and energy management. We have been able to recycle 110% of the fly-ash generated at our operations. We also have many control programs in place across our businesses, for example, all our operations are ISO 14001 certified; systems to reduce water and energy consumption, minimize land disturbance, minimize waste production and contain pollution are in place.

Support during COVID-19 pandemic

The COVID 19 pandemic has struck hard on the society and the planet is going through a severe humanitarian crisis. The pandemic has devastated the lives of people physically and economically. The country has been seeing an increasing rise in job losses, migration, loss of lives, medical crisis etc. Owing to our moral response, our operations have prompted to protect our employees and our communities. Our response towards this crisis are aligned with the government’s response to emergency lockdown across the globe to prevent the spread of the pandemic.

Our global presence and diversified landscape made tackling of the pandemic more challenging. However, we took immediate steps to form the best preventative measures at the group as well as business unit level to curb the spread of the infection and maintain business continuity. A Group Level Covid task force has been formalized under the strong leadership of Ms. Priya Agarwal, Group HSE Head, Comm, HR Head, CMO and CEO Nand Ghar. This Covid taskforce ensures strong compliance of SOPs/protocols, review with health teams of respective units to prevent the spread of the infection and to monitor and report the proceedings to the business CEO and Group task force.

The Company is one of the leading mining industries in the country that aims ensure employee health and wellbeing through. Fortunately, we are equipped with resources that we can utilize to benefit and support the nation. During this ongoing pandemic, we have vetted out all our possible resources to support the government in fight against the Covid 19 pandemic.

Our social team collaborated with multiple civil societies and organizations to reach out to the most affected masses of the society during the pandemic. We invested heavily in to benefit our communities to provide insurance, food, medical equipment, funds, logistics.

Our business units across the country have joined the hands with the central and local administration to provide support to secure livelihood opportunities, basic human needs, medial needs of the marginalized communities. Our CSR initiative ‘Jeevika Samridhhi’ helped the farmers secure their livelihood by selling their produce in the company township during the lockdown while maintaining social distancing guidelines.

Our Swasthya Sarthi initiative in Cairn Rajasthan works in collaboration with the local administration to provide free OPD and mobile van units equipped with necessary medical facilities to the interior villages of Barmer district that lack proper transportation and medical facilities. This initiative was started keeping pregnant women of the communities in focus.

•	Insurance

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

•	Regulatory Matters

(i)	Mining Laws

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

The MLAA brought forth amendments in the MMDR Act. The MLAA has (i) liberalised the eligibility requirement to participate in coal auctions; (ii) removed the requirement for State Governments to obtain prior approval of Central Government to grant mining concessions; and (iii) enabled the transfer of approvals (other than coal, lignite and atomic minerals), whereby all the rights, approvals, clearances and licenses vested with the previous lessee will be extended to the successful bidder for a period of two years. During these two years, the successful bidder is required to obtain all the required clearances.

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

Royalties

Royalties on the minerals extracted or a dead rent component, whichever is higher, are payable to the relevant state government by the lessee in accordance with the MMDR Act. The mineral royalty is payable in respect of an operating mine from which minerals are removed or consumed and is computed in accordance with a prescribed formula. The GoI has been granted broad powers to modify the royalty scheme under the MMDR Act but may not do so more than once every three years. In addition, the lessee must pay the occupier of the surface land over the mining lease an annual compensation determined by the state government. The amount depends on whether the land is agricultural or non-agricultural.

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

Unconventional Hydrocarbons policy

On August 20, 2018, GoI notified Policy framework for exploration and exploitation of unconventional hydrocarbons under existing PSCs, coal bed methane (“CBM”) contracts and nomination fields. This policy allows access to unconventional hydrocarbons under the existing PSCs, CBM contracts and Nomination fields. In the PSC regime, the policy envisages a separate ring-fencing for cost recovery of cost incurred on exploration, development and production from the total value of petroleum produced and saved from new commercial discoveries. The Government share of Profit Petroleum for new discoveries will be 10% over and above the percentage of Profit Petroleum shared with the Government under existing PSCs.

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

The Right to Fair Compensation and Transparency in Land Acquisition, Rehabilitation and Resettlement Act, 2013, or Land Acquisition Act

The Land Acquisition Act was notified with effect from January 1, 2014. The law replaces the 120 year old legislation the Land Acquisition Act, 1894 and is a unified legislation for acquisition of land and adequate rehabilitation mechanisms for all affected persons. As per the provisions of the Land Acquisition Act, the central government or appropriate state government is empowered to acquire any land from private persons for ‘public purpose’ subject to payment of compensation to the persons from whom the land is so acquired. There is also a mandatory requirement under the Act for social impact assessment accompanying every land acquisition, to consider the social costs and benefits arising of such acquisition and a participative process has been prescribed for such acquisition by imposing the condition of obtaining consent of the requisite majority prescribed under the Act i.e. consent of at least 80.0% of people whose land is acquired for private projects and of at least 70.0% of the landowners in the case of public-private partnership projects and discussions and objections at every stage of the acquisition proceedings. It also provides for compensation as high as four times more than the existing practice in rural areas and two times in urban areas. In December 2014, an ordinance (The Right to Fair Compensation and Transparency in Land Acquisition, Rehabilitation and Resettlement (Amendment) Ordinance, 2014) was promulgated to amend the Right to Fair Compensation and Transparency in Land Acquisition, Rehabilitation and Resettlement Act, 2013. The ordinance was re-promulgated in a modified form in April 2015, and again in May 2015. Right to Fair Compensation and Transparency in Land Acquisition, Rehabilitation and Resettlement (Second Amendment) Bill, 2015 was introduced in Lok Sabha on May 11, 2015 to replace the April ordinance and was referred to a joint Parliamentary Committee for detailed examination.

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

C. Organizational Structure

The following diagram summarizes the corporate structure of our consolidated group of companies and our relationship with Vedanta and other key entities as of March 31, 2021:

*50.0% of the share in the RJ Block is held by a subsidiary of Vedanta Limited

#	Post voluntary open offer in April 2021, the controlling stake of Vedanta Resources Limited has been increased to 65.18%.
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

4.

Konkola Copper Mines Plc (“KCM”) ceased to be a related party with effect from May 21, 2019. A provisional liquidator was appointed to manage KCM’s affairs on May 21, 2019, after ZCCM Investments Holdings Plc (“ZCCM-IH”), an entity majorly owned by the Government of Zambia and a 20.6% shareholder in KCM, filed a winding up petition against KCM. KCM’s majority shareholder, VRHL and its parent company i.e. VRL, are contesting the winding up petition in the Zambian courts. VRHL applied for a stay of the winding up petition in the High Court of Zambia but was unsuccessful. VRHL subsequently filed an appeal against the High Court ruling. The appeal hearing took place on August 25, 2020 and the ruling was delivered on November 20, 2020. The Appeal Court ruled in favor of Vedanta and concluded that a dispute as defined in the Shareholders Agreement exist between the parties and that the disputes are arbitrable and referable to arbitration. The Appeal Court ordered a stay of the winding-up proceedings in accordance with section 10 of the Zambian Arbitration Act, 19 of 2000 and that the matter be referred to arbitration. Costs were awarded in Vedanta’s favour in both Courts in Zambia. On December 2, 2020 ZCCM filed an application for leave to appeal the Court of Appeal’s ruling to the Supreme Court, Zambia. Vedanta has opposed the application, which was argued on March 17, 2021. The On April 29, 2021, the Court of Appeal dismissed ZCCM’s application for leave to appeal to the Supreme Court, costs were awarded in Vedanta’s favour. ZCCM has renewed its application for leave to appeal in front of a single judge of the Supreme Court. The hearing date was set down for June 4, 2021. The judge will deliver his ruling in due course.

Notwithstanding the Court of Appeal’s judgement, on December 28, 2020, KCM’s acting CEO announced a ‘reorganization and restructuring’ of KCM by the provisional liquidator into two subsidiary companies, KCM Smelter Co Limited and Konkola Mineral Resources Limited taking effect from February 1, 2021. VRHL has filed an application for directions on the provisional liquidator’s powers in light of the Court of Appeal’s ruling of November 20, 2020 and have asked for guidance from the High Court of Zambia whether these powers include the ability to reorganize and restructure KCM. The hearing of the preliminary issues took place on March 30, 2021 where by the judge reserved her ruling. The ruling was delivered on May 7, 2021. The Jjudge ruled that in light of the stay of the winding up proceedings ordered by the Court of Appeal in November 2020 and the referral of the matter to arbitration, court does not have the jurisdiction to consider an additional application requesting to give directions on the powers of the provisional liquidator. Therefore, leave to appeal was denied.

VRHL and VRL have also commenced arbitration proceedings against ZCCM-IH with seat in Johannesburg consistent with their position that arbitration is the agreed dispute resolution process. ZCCM filed and served its Defense and Counterclaims on Vedanta on July 14, 2020, and Vedanta’s reply to the Defense and Counterclaims was served on ZCCM on January 31, 2021. ZCCM filed its response to Vedanta’s reply on April 15, 2021. An initial hearing of prioritized matters took place from May 31, 2021 to June 3, 2021 with the substantive dispute being heard in November 2021 and February 2022. On July 7, 2021, the arbitral tribunal granted a partial final Award in which it has ruled that ZCCM has breached, and is in continuing breach of, the dispute resolution provisions in the shareholders’ agreement between amongst others ZCCM, Vedanta and the Government of Zambia.

The principal members of our consolidated group of companies are as follows:

1.

Vedanta Limited: The Company was originally incorporated in Goa on February 5, 1954 under the Portuguese Commercial Code as a private limited company and on June 25, 1965 under the name “Sesa Goa Private limited” under the Companies Act 1956. It became a public limited company on April 16, 1981 pursuant to fresh certificate of incorporation issued by the Registrar of Companies, Goa, Daman and Diu. Thereafter the name of the company was changed from “Sesa Goa Limited” to “Sesa Sterlite Limited” pursuant to a fresh certificate of incorporation issued by the Registrar of Companies on September 18, 2013 pursuant to the Re-organization Transactions and the name of the Company changed from “Sesa Sterlite Limited” to Vedanta Limited pursuant to a fresh certificate of incorporation issued by the Registrar of Companies on April 21, 2015. Our ADSs are listed on the NYSE. Vedanta, through its subsidiaries, owned 55.1% of our issued share capital as on March 31, 2021, and controls our management. However, post voluntary open offer in April 2021, the controlling stake of Vedanta Resources Limited has been increased to 65.18%. The remainder of our share capital i.e. 34.82% is held by Life Insurance Corporation of India, ICICI Prudential Asset Management Company, HDFC asset Management Company limited, Black Rock Inc, Vanguard Group Inc, Employee benefit trust and other institutional and public shareholders. Vedanta Limited and Cairn India Limited (now Vedanta Limited—oil and gas business) announced the Cairn India Merger which became operative on April 11, 2017. All substantive approvals for effecting the merger of Cairn India Limited (now Vedanta Limited—oil and gas business) with Vedanta Limited were received on March 27, 2017.

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

5.

BMM: BMM consist of the Black mountain mine and the Gamsberg mine. BMM is an underground mining operation located at Aggeneys in the Northern Cape. It produces zinc, lead and copper concentrates which are predominantly exported to international customers through the port of Saldanha. Gamsberg is the open pit mine located 30 km from Black Mountain Mine and produces zinc concentrates which are predominantly exported to international customer through the port of Saldanha. The Company holds 74.0% and Exxaro Resources (through its wholly owned subsidiary, Exxaro Base Metals & Industrial Mineral Holdings (Pty) Ltd) holds the remaining 26.0% interest in BMM.

6.

Talwandi Sabo Power Limited: TSPL was incorporated as a special purpose vehicle by Punjab State Power Corporation Limited (“PSPCL”) for development of 1980 MW on build-own-operate basis. TSPL has a 1980 MW coal based thermal power plant facility (comprising of three units of 660 MW each) in Mansa in the state of Punjab. The first 660 MW and second 660 MW unit of the Talwandi Sabo power plant were capitalized in fiscal year 2015 and 2016 respectively. The third 660 MW unit was capitalized on September 1, 2016 after successfully completing trial runs.

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

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Our revenue decreased from ₹ 909,012 million in fiscal year 2019 to ₹ 835,446 million in fiscal year 2020, representing a decrease of ₹ 73,566 million and increased to ₹ 868,630 million ($ 11,876 million) in fiscal year 2021, representing an increase of ₹ 33,183 million or 4.0%.

The operating profit of ₹ 145,216 million in fiscal year 2019 decreased to an operating loss of ₹ 39,934 million in fiscal year 2020. However, operating profit for fiscal year 2021 was at ₹ 186,852 million ($ 2,555 million).

The following tables are derived from our selected consolidated financial data and set forth:

•	the revenue from external customers for each of our business segments as a percentage of our revenue on a consolidated basis;

•	the operating profit for each of our business segments as a percentage of our operating profit on a consolidated basis; and

•	the segment profit for each of our business segments as a percentage of our segment profit on a consolidated basis.

	For the Year Ended March 31,
Particulars	2019	2020	2021
	(in percentages)
Revenue:

Zinc – India	22.7	21.7	25.2
Zinc – International	3.0	3.7	3.1
Oil and Gas	14.6	15.2	8.7
Iron Ore	3.2	4.1	5.2
Copper	11.8	10.8	12.5
Aluminium	32.1	31.8	32.9
Power	7.1	7.0	6.2
Steel	4.6	5.1	5.4
Other	0.9	0.5	0.8

Total	100.0	100.0	100.0

Operating Profit / (loss):

Zinc – India	60.1	161.6	49.0
Zinc – International	1.8	(6.4)	2.6
Oil and Gas	25.1	(256.5)	6.0
Iron Ore	2.7	11.8	8.5
Copper	(2.6)	(32.8)	(2.9)
Aluminium	3.8	11.1	32.0
Power	6.4	27.0	4.45
Steel	4.1	8.6	1.7
Other	(1.4)	(24.4)	(1.2)

Total	100.0	(100.0)	100.0

Segment Profit /(loss)(1):

Zinc – India	44.1	41.5	42.5
Zinc – International	2.9	1.8	3.0
Oil and Gas	31.8	34.6	11.8
Iron Ore	2.6	4.0	6.6
Copper	(1.0)	(1.4)	(0.6)
Aluminium	9.2	9.5	28.3
Power	6.3	7.8	5.1
Steel	3.3	2.8	3.2
Other	0.8	(0.6)	0.2

Total	100.0	100.0	100.0

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

Metal and Oil Prices, Copper TcRc and Power Tariff

Overview

Our results of operations are significantly affected by the commodity prices of natural resources that we produce, which are based on LME / LBMA prices in our zinc and aluminium business, other benchmark prices in our oil, gas, iron ore and steel businesses and by the TcRc of copper in our copper business. The TcRc of copper, the commodity prices of the metals that we produce and the benchmark price of oil, gas and iron ore can fluctuate significantly as a result of changes in the supply of and demand for zinc, lead, silver, oil, gas, iron ore, copper, aluminium and steel among others. While natural resources producers are unable to influence the market rate of the TcRc or commodity prices directly, events such as changes in smelting or commodity production capacities, temporary price reductions or other attempts to capture market share by individual natural resources producers including our consolidated group of companies, may have an effect on market prices. Moreover, the prices realized by us can, to some extent, be affected by the terms we are able to negotiate for the contractual arrangements we enter into with buyers. Price variations and market cycles have historically influenced and are expected to continue to influence our financial performance.

During fiscal year 2021, the increase in zinc, aluminium, copper, iron ore and silver positively affected our revenue and operating profit which was offset by decrease in lead and dated brent price. During fiscal year 2021, the average LME prices of zinc, aluminium, copper, iron ore and silver increased by 0.8%, 3.2%, 17.8%, 75.0% and 38.8% and the lead and Dated Brent decreased by 4.3% and 26.77%. respectively.

Global growth and commodity demand remain volatile and emerging markets continue to be the key drivers of growth. We are well positioned to capitalize on emerging market growth with a significant portion of our assets in India and Africa. For a further discussion of global market and economic conditions and the risks to our business, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Investments in Indian Companies, Global Economic Conditions and International Operations—Global economic conditions have been unprecedented and challenging and have had, and continue to have, an adverse effect on the Indian financial markets and the Indian economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs.” The COVID-19 pandemic and the widespread lockdowns imposed by countries in 2020 triggered the worst peacetime global contraction since the Great Depression in 1929. The subsequent and gradual easing of containment measures during the second half of the year, initially caused a strong rebound. This initial spurt in economic activity, however, lost momentum in some regions of the world towards the end of the year due to a renewed rise in infections. The recession and the pandemic-related restrictions also caused global trade to contract substantially, which hampered growth further, particularly in export-dependent economies. The US economy suffered a major drop in the first half of the year, accompanied by a huge surge in unemployment. Owing to a vast array of monetary and fiscal measures, as well as the comparatively moderate government restrictions, the economy recovered in the second half of the year. In the first half of 2020, the pandemic and the associated containment measures also caused the economies of Eurozone to plunge into a deep recession that affected the manufacturing and services sectors equally. However, this decline varied greatly among different member states.

Zinc and Aluminium

The revenue of our zinc and aluminium businesses fluctuate based on the volume of our sales and the respective LME prices of zinc, lead and aluminium and the LBMA price of silver. Our zinc business is fully integrated and its profitability is dependent upon the difference between the LME price of zinc and lead, LBMA price of silver and our cost of production, which includes the costs of mining and smelting. For the portion of our aluminium business where the bauxite is sourced from BALCO’s own bauxite mines, profitability is dependent upon the LME price of aluminium less our cost of production, which includes the costs of bauxite mining or purchase of bauxite from third parties, transportation costs, refining of bauxite into alumina and smelting of alumina into aluminium. For the portion of our aluminium business where alumina is sourced from third parties, profitability is dependent upon the LME price of aluminium less cost of the sourced alumina and our cost of production. Zinc LME prices remained volatile during the year FY 2020—21, starting off the year at $ 1843 per ton levels and gradually recovering to pre—COVID levels. Prices are currently at $ 2,795 per ton at March end.

During fiscal year 2021, 81.7% and 40.0% of BALCO and Jharsuguda’s alumina requirements were met through imports and domestic supplies from third parties, and the balance were supplied by our Lanjigarh alumina refinery. The following table sets forth the daily average zinc and aluminium LME prices for each of the last three fiscal years:

	For the Year Ended March 31,
Particulars	2019	2020	2021
	(in $ per ton/ounce)
Zinc LME	2,743	2,402	2,422
Aluminium LME	2,035	1,749	1,805
Lead LME	2,121	1,952	1,868
Silver LBMA *	15.4	16.5	22.9

*	silver is denominated in $/ ounce

The average LME aluminium prices for the year was $ 1,805 per ton, an increase of approximately 3% over FY 2020 average of $ 1,749 per ton. It was a bearish for aluminium LME with prices at $ 1,713 per ton in quarter 1 of 2020 and $ 1,527 per ton in quarter 2 of 2020, primarily driven by lower demand due to disruption in global economic activity on account of COVID-19 pandemic causing economic disruption, and consequently impacting the global demand for aluminium. With an increase in economic activities, the aluminium LME was bullish in the last two quarters with prices at $ 1,741 per ton in quarter 3 of 2020 and $1,930 per ton in quarter 4 of 2020. LME was stabilising post lockdown. The demand showed bearish sentiments due to COVID-19 pandemic and dropped by 3% in 2020 to approximately 63 million tons from approximately 65 million tons in 2019. While the demand in rest of the world has bounced back to pre-COVID era, the growth in China demand was appreciable since quarter 1 of FY 2021 and has led the recovery. The packaging & electrical sector being the torch bearer for this growth. The global demand for primary aluminium is expected to increase by approximately 9% in 2021 to approximately 69 million tons, the biggest boost coming from construction and transport sector across geographies backed by government stimulus.

Steel

The revenue of our steel business fluctuates based on the volume of our sales and the prices of steel in domestic market in fiscal year 2021. More than 99.0% of the sales in steel business happened in domestic market (99.0% in fiscal year 2020) and its prices are directly affected by the demand and supply of steel in the domestic market. Our major raw material are iron ore and coking coal. Iron ore is entirely sourced from domestic market. Coking coal is mostly imported and is generally purchased based on index price or spot prices. Any fluctuation in coking coal and iron ore prices impacts our cost of production. The steel prices are influenced by many factors including demand, supply, raw material cost, capacity utilization and improvement in manufacturing process. The profitability of our steel business is determined based on the sale price less the purchase price of raw material including manufacturing cost.

The following table sets forth the prices for each of the last three fiscal years:

	($ per ton)
	For the year ended March 31,
Particulars	2019	2020	2021
Pig irons	404	354	382
Billet	486	418	336
TMT	564	494	539
Wire rod	638	519	537
DI pipe	593	602	545

Average steel price ($ per ton)	572	495	488

Average sales realization decreased 2% y-o-y from $ 495 per ton in fiscal year 2020 to $ 488 per ton in fiscal year 2021. Prices of iron and steel are influenced by several macro-economic factors. These include global economic slowdown, US-China trade war, supply chain destocking, government spend on infrastructure, the emphasis on developmental projects, demand-supply forces, the PMI in India and production and inventory levels across the globe specially China.

Crude oil and natural gas

Movement in the price of crude oil and discount to oil prices based on quality parameters significantly affect the results of operation of our oil and gas business and decline in crude oil and natural gas prices may adversely affect our revenues and profits. Historically, international prices for oil have been volatile and have fluctuated widely due to many factors that are beyond our control, including, but not limited to overall economic condition, supply and demand dynamics for crude oil and natural gas, political developments, the ability of petroleum producing nations to set and maintain production levels and prices, the price and availability of other energy sources and weather conditions. Historically, prices of important LNG have been high. However, there has been steep reduction in prices due to development of LNG infrastructure and increases supply in the market lower oil prices may also reduce the economic viability of planned projects planned or those in early stages of development.

The following table sets out the average price of Dated Brent, an international benchmark of oil blend for each of last three fiscal years:

	For the Year Ended March 31,
Particular	2019	2020	2021
	($ per barrel)
Dated Brent	70.4	60.9	44.6

Crude oil price averaged $ 44.6 per barrel, compared to $ 60.9 per barrel in previous year driven by multiple reasons arising due to the Covid-19 pandemic. The global oil market underwent a historic shock in 2020 triggered by COVID-19 pandemic. The impact of COVID-19 containment measures in many countries and territories severely reduced mobility. Reduced economic activity related to the COVID-19 pandemic has caused changes in energy demand and supply over the past year. World oil demand in FY 2021 contracted by 7.8 mb/d, to stand at 92.2 mb/d as compared to previous fiscal year.

Fiscal year 2021 started with the steep decline in international crude oil benchmark prices because of the strict lockdown in countries across the world. There was slight improvement in prices in Q3 as the vaccine was developed and economic activities began to recover.

Looking forward, we expect the recent events will continue to have an impact on the oil price volatility with downside risks until the global economies come out of lockdown and, all OPEC and partner countries act collectively.

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

For Rajasthan, sales to private refiners is benchmarked to Dated Brent with a fixed discount of 2.1% for FY 2021 and sales to PSU refiners continue to be based on Bonny light, a West African low sulphur crude oil that is frequently traded in the region. For Ravva and Cambay blocks, the crude oil is also benchmarked to Bonny Light, with appropriate adjustments for crude quality. For fiscal year 2021, the discount to Dated Brent averaged 1.2% for Rajasthan 4.1% for Cambay and 1.5% for Ravva, due to the prevailing oil market conditions. Dated Brent reflects the values of North Sea cargo loading within the next 10-25 days, it incorporates the Brent, Forties, Oseberg and Ekofisk crude oil with the most competitive grade setting the price.

Movements in the discount range affect our revenue realization and any increase in quality differentials may adversely impact our revenues and profit.

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

The following table sets forth the daily average iron ore prices (62.0% iron) for each of the last three fiscal years:

	For the Year Ended March 31,
Particulars	2019	2020	2021
	(in $ per dmt)
China imported iron ore fines (62.0% iron, cost and freight Tianjin Port)	71.6	94.84	166.9

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

	For the Year Ended March 31,
Particulars	2019		2020		2021
	(in US cents per pound)
Copper TcRc	6.0	(1)	2.8	(1)	3.3	(1)
Copper LME	6,337		5,855		6,897

(1)	Above TcRc is computed net of premium paid on purchase of cathodes in fiscal year 2020 and fiscal year 2021

Power

We operate 600 MW unit as an independent power plant at Jharsuguda. It has a power supply agreement with GRIDCO. BALCO used to operate 600 MW (2 X 300 MW) independent power plants. Now, it just operates 300 MW unit as an IPP. The other 300 MW unit has been converted to a captive power plant (“CPP”), as per order received from CSERC dated January 1, 2019 for conversion of 300 MW capacity from IPP to CPP from April 1, 2017. The MALCO plant has been put under care and maintenance from May 26, 2017.

The 1,980 MW thermal power plant at Talwandi Sabo was set up for commercial power sales. It has a PPA with PSPCL. The fuel cost subject to quoted efficiency will be a pass-through and revenue is linked to the plant availability

The average power realization price for TSPL for the years ended March 31, 2019, 2020 and 2021 are ₹ 4.1/unit, ₹ 3.7/unit and ₹ 3.0/unit respectively based on Plant Availability Factor. The average power realization price (excluding TSPL) for the years ended March 31, 2019, March 31, 2020 and 2021 was ₹ 3.4, ₹ 3.6 and ₹ 3.1 per unit respectively.

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

The cost of production of our oil and gas business include expenditure incurred towards the production of crude oil and natural gas including statutory levies, such as cess, royalties (excluding the RJ block) and production payments payable pursuant to the PSCs. Cess forms a major component of the cost of production and any change in the rate of the cess will impact the result of the operations.

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

Energy cost is the most significant component of the cost of production in our metal production businesses. Most of our power requirements are met by captive power plants, which are primarily coal fueled. Thermal coal, diesel fuel and fuel oil, which are used to operate our power plants, and metallurgical coke, which is used in the zinc smelting process, are currently sourced from a combination of long term and spot contracts. Our iron ore business meets its most of its power requirements through its 60 MW captive power plant and from the grid run by the electricity department of the government and in the event the requirement of power is not satisfied through the grid, then we use generators. Our aluminium smelters, which have high energy consumption due to the power intensive nature of aluminium smelting operation, sources its thermal coal requirement from Coal India Limited and its subsidiaries through linkages, linkage auctions and E-Auctions. Mahanadi Coalfields Limited and South Eastern Coal Fields Limited, subsidiaries of Coal India Limited are the majority suppliers. The latest linkage auction coal from Tranche IV, 3.2 mtpa quantity, started to materialize from March 2019. We also strategically bid for captive coal blocks as and when they are offered for auctions by Ministry of Coal, GoI. During the fourth quarter of fiscal year 2015, BALCO was successful in securing one coal mine in coal block auctions conducted by the GoI, namely the Chotia Coal block. The total reserves at the Chotia block are 19.66 million tons as on April 01, 2020, with the annual production capacity of one million tons and during FY 2020, 1.0 million tons of coal was produced from Chotia II, reducing the on date extractable coal reserve to 18.66 million tons and no major coal production (only 1,937 tons produced) in FY 2021 due to ongoing pandemic situation. The productions commenced at the Chotia mine during the fourth quarter of fiscal year 2016. Also, we emerged as the highest bidder for Jamkhani coal block in the coal block auctions held in fiscal year 2020, and we have signed the Coal Mine Development and Production Agreement (“CMDPA”) with the GoI. Currently, the Jamkhani coal block has a capacity of 2.6 million tons per annum and we look forward to operationalizing it. Also, Vedanta has secured the Radhikapur (West) coal block in tranche 11 of the coal block auction. Vedanta entered into the CMDPA with the GoI on January 11, 2021. This has a mine capacity of 6 mtpa, which can additionally help meet Group’s coal requirements. These acquisitions will substantially improve our coal security. We also intend to continue our participating in linkage coal auctions and secure coal at competitive rates.

HZL continues to import significant coal requirement coal from third party suppliers and balance is sourced through linkage. HZL’s operations source their back—up power from liquid fuel-bases captive power plants or from local power companies. The liquid fuel is sourced from third—party suppliers on yearly contracts.

For our zinc, iron ore and captive bauxite ore operations at BALCO, where we source the ore from our own mines, ore extraction and processing costs affect our cost of production. In our iron ore businesses, the ore extraction and processing costs to produce saleable ore are generally a small percentage of our overall cost of production of the finished metals. In our alumina refinery at Lanjigarh, alumina is produced from bauxite ore. The cost of production of alumina is dependent on the cost of bauxite and cost of converting it to alumina. In fiscal year 2020, the cost of bauxite makes up for almost 55.0% of the cost of production, wherein bauxite logistics is a major component. Our bauxite sourcing is from several sources including Odisha mining corporation (“OMC”) captive mines at BALCO and other global suppliers.

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

We outsource a majority of BALCO’s mining operations, a substantial portion of HZL’s and iron ore’s mining operations, Oil and Gas operations and a limited number of functions at our copper, zinc operations to third party contractors. The operations and maintenance activities at the Jharsuguda 1215 MW and 2400 MW power facilities, BALCO’s 540 MW and 1,200 MW and TSPL 1,980 MW power facilities are substantially outsourced to third party contractors.

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

The following table sets forth our average realized TcRc and cost of production for each of our metals, power, oil and gas for each of the last three fiscal years:

Particulars	For the Year Ended March 31,
	Unit of Measurement	2019	2020	2021
		(in US dollars per ton, except as indicated)
TcRc (1)	¢/lb	6.0	2.8	3.3

Cost of production before by-product revenue(2)
Zinc India(3)	$/ton	1,511	1,495	1,401
Zinc International(4)	$/ton	2,295	1,797	1,479
Oil and Gas(5)	$/boe	26.8	22.4	21.7
Iron ore(6)	$/ton	13.2	17.1	17.2
Copper smelting and refining(7)	¢/lb	21.1	23.2	14.2
Aluminium(8)	$/ton	1,968	1,690	1,347
Steel	$/ton	455	415	386
Power – Jharsuguda 600 MW plant	₹/unit	4.3	3.9	2.5

Cost of production net of by-product revenue(2)
Zinc India(3)	$/ton	1,381	1,371	1,286
Zinc International(4)	$/ton	1,912	1,665	1,307
Oil and Gas(5)	$/boe	26.8	22.4	21.7
Iron ore(6)	$/ton	13.2	17.1	17.2
Copper smelting and refining(7)	¢/lb	21.1	23.2	14.2
Aluminium(8)	$/ton	1,967	1,690	1,347
Steel(9)	$/ton	455	415	386
Power – Jharsuguda 600 MW plant(10)	₹/unit	4.3	3.9	2.5

(1)	Represents our average realized TcRc for the year and TcRc is computed net of premium paid on purchase of cathodes in fiscal year 2019, 2020 and 2021.
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

(3)

Cost of production of zinc before by-product revenue decreased from $ 1,495 per ton for fiscal year 2020 to $ 1,401 per ton for fiscal year 2021. The decrease is mainly due to higher production volume, lower power costs, lower met coke and cement costs partly offset by higher administration expense (Covid donation) and higher diesel costs. The cost of production of zinc net of by-product revenue decreased from $ 1,371 per ton in fiscal year 2020 to $ 1,286 per ton in fiscal year 2021. The decrease was due to aforementioned reasons partially offset by lower sulphuric acid credit on account of lower net sales realisation (“NSR”) in fiscal year 2021.

(4)

Cost of production net of by-product credit decreased from $ 1,665 per ton to $ 1,307 per ton, a decrease of 22.0%. This was mainly driven by the Company’s strong focus to reduce the cost, along with reduction through higher production at Gamsberg, local currency depreciation, optimising consumables usage, higher copper credits offset by higher TcRc’s and annual inflation.

(5)

Cost of production for oil and gas, decreased to $ 21.7 per net boe in fiscal year 2021 from $ 22.4 per net boe in fiscal year 2020, primarily on account of decreased cess on ad-valorem basis due to decrease in average Brent price realisations.

(6)

Cost of production for iron ore, increased from $ 17.1 per ton in fiscal year 2020 to $ 17.2 per ton in fiscal year 2021. We bought 0.6 million tonnes low grade iron ore in auctions held by Goa Government in Auction No -23 & 24. These ore along with opening stock of ore purchased in 22nd auction and fresh royalty paid ore moved out of mines post the supreme court order, were then beneficiated and around 2.1 million tonnes were exported.

(7)	Cost of production for Copper has decreased from ¢/lb 23.2 to ¢/lb 14.2 primarily on account of higher production and reduced Tuticorin fixed overheads as compared to fiscal year 2020.

(8)

Cost of production before adjusting by-product revenue decreased from $ 1,690 per ton in fiscal year 2020 to $ 1,347 per ton in fiscal year 2021. The decrease was supported by structural reforms and continued focus on operational excellence, coupled with lower input commodity prices, provided us a long-term cost advantage.

(9)

Cost of production for steel business has reduced from $ 415 per ton to $ 386 per ton in the fiscal year 2021. This was primarily due to softening of coking coal prices and significant gains in operational efficiencies, such as optimization of the coal mix in coke ovens and iron ore blending, shifting high grade ores to medium grades. Improved yields of the converters and finishing mills also added to the efficiency.

(10)	Power cost at Jharsuguda 600 MW plant has decreased from ₹ 3.9/unit to ₹ 2.5/unit mainly driven by decrease in coal prices and improved linkage materialisation during the fiscal year 2021.

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

•

Our Zinc International operations consist of the Skorpion mine and refinery in Namibia, Black Mountain mine, which includes new Gamsberg mine in South Africa and the Lisheen mine in Ireland which ceased operations in December 2015. Skorpion produces special high-grade zinc ingots. As a result, the cost of production before by-product revenue with respect to the Skorpion mine consists of the total direct cost of mining zinc ore and producing zinc in the refinery through a leaching, refining and electrowinning process. Skorpion mine does not produce any material by-products. Skorpion Zinc has been under Care and Maintenance since the start of April 2020, following cessation of mining activities due to geotechnical instabilities in the open pit. Activities to restart the mine are progressing well. Cost of production before by-product revenue of zinc at Black Mountain mine consists of direct mining costs, concentrate costs, TcRc and direct services cost. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue from copper consistent with the industry practice. At Black Mountain mine lead is only a co-product of zinc while silver is a by-product of lead. Accordingly, the cost of production presented for Black Mountain mine is only for zinc production and the cost of production of lead and silver are not presented. Royalties paid are also included in the cost of production. The total cash cost before by-product revenue and net of by-product revenue is divided by the total number of tons of zinc metal produced or zinc metal in concentrate produced to calculate the cost of production before by-product revenue and net of by-product revenue per ton of zinc metal produced or zinc metal in concentrate produced. Gamsberg mine has been ramping up well in fiscal year 2021. Cost of production before by-product revenue of zinc at Gamsberg consists of direct mining costs, concentrate costs, TcRc and direct services cost. Gamsberg mine does not produce any material by-products.

•

The cost of production in our oil and gas business consists of expenditure incurred towards the production of crude oil and natural gas including statutory levies, such as cess, royalties (except the Rajasthan block) and production payments payable pursuant to the PSCs as well as operational expenditures such as costs relating to manpower, repairs and maintenance of facilities, power generation and fuel for such facilities, water injection, insurance, and storage, transportation and freight of crude oil and natural gas, among others. Cess forms a major component of the cost of production and any change in the rate of the cess will impact the result of the operations. The total production cost is divided by the entitlement interest quantity of oil and gas produced to determine the cost of production per barrel of oil equivalent.

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

The Government of Tamil Nadu also issued an order dated May 28, 2018 directing the TNPCB to permanently close and seal the existing copper smelter at Tuticorin; this was followed by the TNPCB on May 28, 2018. Vedanta Limited filed a composite appeal before the NGT against all the above orders passed by the TNPCB and the Government of Tamil Nadu. In December 2018, NGT set aside the impugned orders and directed the TNPCB to renew the CTO. The order passed by the NGT was challenged by Tamil Nadu State Government in Hon’ble Supreme Court.

The Supreme Court on February 18, 2019 set aside the NGT judgment dated December 15, 2018 on the grounds of maintainability, allowing Vedanta Limited the liberty to approach the High Court of Madras to challenge all the orders collectively, stating that no plea of alternative remedy shall be allowed.

Based on the said order, Vedanta Limited has filed a writ petition before the Principal Bench of the High Court of Madras and has additionally filed an application seeking interim relief for care and maintenance of the plant. The High Court vide its judgement dated August 18, 2020 dismissed the writ petition filed by the Company. The Company has approached the Supreme Court and challenged the said High Court order by way of a SLP to Appeal and also filed an interim relief for care and maintenance of the plant. The matter was then listed on December 2, 2020 before Supreme Court Bench. The Bench after having heard both the sides concluded that at this stage the interim relief in terms of trial run could not be allowed. Further, considering the voluminous nature of documents and pleadings, the matter shall be finally heard on merits. Further, Hon’ble Supreme Court held that the case will be listed once physical hearing resumes in Supreme court. The matter was again mentioned before the bench on March 17, 2021, wherein the matter was posted for hearing on August 17, 2021.

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

	For the Year Ended March 31,
Segments	2017		2018		2019		2020		2021
	(₹ in millions, except Production output and Cost of production)
Zinc—India:
Segment revenue		168,694		216,136		206,562		181,590		219,316
Segment profit		(95,711)		(122,596)		(105,995)		(87,140)		(116,200)

		72,983		93,540		100,567		94,450		103,116
Cost of tolling including raw material cost		(3,364)		—		—		—		—
Cost of intermediary product sold		(1,771)		—		—		—		—
Cost of lead metal sold		(10,677)		(15,027)		(20,664)		(19,450)		(21,370)
Others (c)		(408)		(3,097)		(6,386)		(2,075)		(7,478)

Total before adjusting for by-product revenues		56,763		75,416		73,517		72,925		74,267
By-product revenue		(4,737)		(5,791)		(6,335)		(6,059)		(6,083)

Total after adjusting for by-product revenues		52,026		69,625		67,182		66,867		68,185

Production output (in tons)		671,987		791,461		696,283		688,286		715,446
Cost of production before by-product revenue (per ton) (a)		$1,259		$1,479		$1,511		$1,495		$1,401
Cost of production net of by- Product revenue (per ton) (a)		$1,154		$1,365		$1,381		$1,371		$1,286
Cost of production net of by- Product revenue (per ton) (a)	₹	77,391	₹	87,971	₹	96,488	₹	97,150	₹	95,304
Zinc—International:
Segment revenue		22,302		34,458		27,383		31,275		27,290
Segment profit		(9,181)		(14,145)		(6,962)		(3,798)		(8,100)

		13,121		20,313		20,421		27,477		19,190
Treatment and Refining Charges (TcRc)		973		332		959		5,646		6,242
Cost of lead metal sold		(4,038)		(3,160)		(3,392)		(3,031)		(2,114)
Others (c)		2,275		(4,027)		(1,789)		(4,258)		(4,164)

Total before adjusting for by-product revenues		12,331		13,458		16,199		25,834		19,154
By-product revenue		(1,479)		(1,950)		(2,701)		(1,893)		(2,235)

Total after adjusting for by-product revenues		10,852		11,508		13,498		23,941		16,919

Production output (in tons)		114,135		111,390		101,015		202,859		174,708
Cost of production before by-product revenue (per ton) (a)		$1,610		$1,875		$2,295		$1,797		$1,479
Cost of production net of by-product revenue (per ton) (a)		$1,417		$1,603		$1,912		$1,665		$1,307

Oil and Gas
Segment revenue	82,041	95,359	132,228	126,608	75,308
Segment profit	(40,156)	(54,500)	(76,525)	(72,683)	(32,166)

	41,885	40,859	55,703	53,925	43,142
Unsuccessful Exploration Cost	(407)	(1)	(497)	(27)	(71)
Other income	70	—	283	254	273
-Pre award cost	—	—	—	—	—
Others(c)	(2,479)	(93)	(1,455)	(4,446)	(3,549)

Total before adjusting for by-product revenues	39,069	40,765	54,034	49,705	39,795
By-product revenue	—	—	—	—	—

Total after adjusting for by-product revenues	39,069	40,765	54,034	49,705	39,795

Net Production (in mmboe)	28.55	29.42	28.83	31.35	24.72
Cost of production before by-product revenue (per boe)(a)	$20.4	$21.5	$26.8	$22.4	$21.7
Cost of production net of by-product revenue (per boe)(a)	$20.4	$21.5	$26.8	$22.4	$21.7
Iron Ore
Segment revenue	41,213	31,298	29,114	34,630	45,284
Segment profit	(12,683)	(3,100)	(6,321)	(8,312)	(18,176)

	28,530	28,198	22,793	26,318	27,108
Cost of Intermediary product sold	(12,880)	(12,501)	(18,410)	(18,119)	(17,448)
Export Duty	(1)	(1298)	(823)	(1,162)	(1,182)
Others (c)	(2,426)	(4,447)	449	(1,723)	(1,241)

Total before adjusting for by-product revenues	13,223	9,952	4,009	5,314	7,237
By-product revenue	—	—	—	—	—

Total after adjusting for by-product revenues	13,223	9,952	4,009	5,314	7,237

Production output (in million dmt)	10.9	7.1	4.4	4.4	5.7
Cost of production before by-product revenue (per dmt) (a)	$18.0	$21.9	$13.2	$17.1	$17.2
Cost of production net of by-product revenue (per dmt) (a)	$18.0	$21.9	$13.2	$17.1	$17.2
Copper[1]
Segment revenue	210,175	246,766	107,390	90,526	108,897
Segment profit	(12,667)	(10,378)	2,339	2,894	1,753

	197,508	236,388	109,729	93,420	110,650
Purchased concentrate/rock	(179,803)	(221,176)	(104,033)	(90,046)	(105,188)
Cost for downstream products	(1,931)	(2,009)	(1,241)	(1,058)	(851)
Others (c)	(8,691)	(5,148)	(1,547)	498	(2,260)

Total before adjusting for by-product and free copper revenues	7,083	8,055	2,908	2,814	2,351
By-product revenue	(2,020)	(2,502)	—	—	—
Free Copper net sale	(2,085)	(2,287)	—	—	—

Total after adjusting for by-product and free copper revenues	2,978	3,265	2,908	2,814	2,351

Production output (in tons)	402,730	403,168	89,517	77,490	101,435
Cost of production before by-product and free copper revenue (a)	¢/lb 11.9	¢/lb 14.1	¢/lb 21.1	¢/lb 23.2	¢/lb 14.2
Cost of production net of by-product and free copper revenue (a)	¢/lb 5.0	¢/lb 5.7	¢/lb 21.1	¢/lb 23.2	¢/lb 14.2

Aluminium
Segment revenue		135,083		228,435		292,286		265,773		286,442
Segment profit		(21,024)		(26,661)		(22,058)		(19,936)		(77,523)

		114,059		201,774		270,228		245,837		208,919
Cost for downstream products		(4,105)		(5,722)		(7,733)		(7,801)		(7,438)
Others (c)		(3506)		(375)		(1,118)		(9,181)		6,615

Total before adjusting for by-product revenues		106,448		195,677		261,377		228,855		1,93,782
By-product revenue		(252)		(76)		(35)		(27)		(142)

Total after adjusting for by-product revenues		106,196		195,601		261,342		228,828		193,640

Production output (hot metal) (in tons)		1,081,955		1,608,420		1,900,739		1,911,266		1,940,344
Cost of production before by-product revenue (per ton) (a)		$1,466		$1,888		$1,968		$1,690		$1,348
Cost of production net of by-product revenue (per ton) (a)		$1,463		$1,887		$1,967		$1,690		$1,347
Cost of production net of by-product revenue (per ton) (a)	₹	98,147	₹	121,595	₹	137,495	₹	119,726	₹	99,797
Steel
Segment revenue		—		—		41,955		42,827		46,676
Segment profit		—		—		(7,913)		(5,879)		(8,707)

		—		—		34,042		36,948		37,969
Selling and Dist. expenses		—		—		(1,083)		(1,444)		(2,004)
Others		—		—		(249)		687		(1,961)

Total before adjusting for by-product revenues		—		—		32,711		36,191		34,004

Production output (in tons)(b)		—		—		1,027,578		1,230,825		1,187,310
Cost of production before by-product revenue (per ton)(a)		—		—		$455		$415		$386
Cost of production net of by-product (per ton) (a)		—		—		$455		$415		$386
Cost of production net of by-product (per ton) (a)		—		—	₹	31,833	₹	29,404	₹	28,639
Power
Segment revenue		56,079		56,518		65,237		58,599		53,752
Segment profit		(16,438)		(16,650)		(15,275)		(16,490)		(14,070)

		39,641		39,868		49,962		42,109		39,682
Cost of power at TSPL, BALCO, HZL and MALCO Energy		(33,228)		(36,177)		(45,499)		(38,881)		(31,935)
Others (c)		80		(381)		(11)		(238)		(729)

Total		6,493		3,310		4,452		2,990		7,018

Production output (in MU)(b)		3,328		1,172		1,039		776		2835
Cost of production before by-product revenue (per unit)	₹	2.0	₹	2.8	₹	4.3	₹	3.9	₹	2.5
Cost of production net of by-product revenue (per unit)	₹	2.0	₹	2.8	₹	4.3	₹	3.9	₹	2.5

(a)

Exchange rates used in calculating cost of production were based on www.oanda.com, reference rates for the years ended March 31,2017, 2018, 2019, 2020 and 2021 of ₹ 67.09, ₹ 64.45, ₹ 69.89, ₹ 70.86 and ₹ 74.11 per $ 1 respectively.

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

Segment	Product	For the Year Ended March 31,
		2019	2020	2021
		(tons except where otherwise stated)
Zinc India	Zinc	696,283	688,286	715,446
	Lead	197,838	181,370	214,399
	Silver (kilograms)	679,183	609,808	705,676
Zinc International
— Skorpion	Zinc	65,948	66,967	659
— BMM	Copper(1)	6,102	4,998	4,888
	Zinc(1)	27,558	27,943	30,131
	Lead(1)	37,354	37,628	27,471
— Lisheen	Zinc(1)	—	—	—
	Lead(1)	—	—	—
— Gamsberg(2)	Zinc(1)	17,128	107,949	144,577
	Lead(1)	—	—	—
Oil and gas (on net basis) (3)	Crude Oil (mmbbls)	27.5	28.2	21.6
	Natural Gas (bcf) (4)	7.8	18.7	18.4
Steel	Pig Iron	141,549	167,305	188,979
	Billet	39,478	27,456	165,273
	TMT	441,251	468,396	337,583
	Wire rod	426,873	412,948	360,874
	DI Pipe	149,946	154,721	134,606
Iron ore	Saleable Ore Production (million dmt)	4.4	4.4	5.0
Copper	Copper cathode(5)	89,517	77,490	101,435
	Copper rods	111,197	100,219	122,390
Aluminium	Ingots(6)	1,106,966	1,153,395	1,302,054
	Value Added Products(7)	818,124	719,872	667,878
	Hot Metal	33,924	30,713	22,535
Power	Power (million units)	13,517	11,162	11,261

(1)	Refers to mined metal content in concentrate.

(2)	Gamsberg Includes trial run production of 9,619 tons in 2019.
(3)	While computing EI production, Ravva royalty fees have not been netted off.
(4)	Natural gas production figures are the production volumes of natural gas available for sale, excluding flared and re-injected gas and gas consumed in operations.
(5)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rods.
(6)	Includes production capitalized in fiscal years 2019, 2020 and 2021 of 61 kt, Nil and 31 kt respectively. Ingot Production also includes alloyed ingot volumes.
(7)	Value added products of Aluminium include production of billets, rods, slabs and rolled products.

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

Profit Petroleum

The GoI is the owner of the hydrocarbons wherein it has assigned the responsibility to the joint operation (Contractor) to explore, develop and produce the hydrocarbons. Contractor is entitled to recover out of Petroleum produced, all the costs incurred according to the PSCs in exploring, developing and producing the hydrocarbons, which is known as “Cost Petroleum”. Excess of revenue (value of hydrocarbons produced) over and above the cost incurred as above, is called “Profit Petroleum”, which is shared between the GoI and Contractor Parties as per procedure laid down in PSCs.

Profit Petroleum sharing between the GoI and the contractor is determined by Post- Tax Rate of Return method in case of Ravva and CB-OS/2 and on the Investment Multiple method in case of Rajasthan and KG-ONN-2003-1 blocks as defined in their respective PSCs.

The share of Profit Petroleum, in any year, is calculated for the Contract or Development Area on the basis of the Post-Tax Rate of Return or Investment Multiple actually achieved by the companies at the end of the preceding year for the Contract/Development Area.

The following table summarizes the current Government’s share of Profit Petroleum for various blocks and development areas:

Block/Development Area	Government share of profit petroleum as at March 31,
	2019	2020	2021
Ravva	60.0%	70.0%	70.0%
Cambay – Lakshmi	45.0%	45.0%	45.0%
Cambay – Gauri	55.0%	55.0%	55.0%
Cambay – CB-X	60.0%	60.0%	60.0%
Rajasthan – Development Area1	40.0%	40.0%	50.0%*
Rajasthan – Development Area2	40.0%	40.0%	50.0%*
Rajasthan – Development Area3	20.0%	20.0%	30.0%*
KG-ONN-2003-1	15%	15.0%	15.0%

With the increase in the operations and revenue in each block, the above mentioned percentage is subject to increase, leading to a higher Government’s share of Profit Petroleum. This will have an adverse impact on our result of operations as it will lead to an increase in our share of Profit Petroleum expense to be paid to the GoI.

*	Pursuant to the Delhi High court order dated March 26, 2021, the Company have paid 10% additional share in Profit Petroleum from May 14, 2020 onwards.

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

Products	March 1, 2016 to July 5, 2019	July 6, 2019 to March 27, 2021	March 28, 2021 to present
Copper	5.0%	5.0%	5.0%
Copper concentrate	2.5%	2.5%	2.5%
Zinc	5.0%	5%	5%
Lead	5.0%	5%	5%
Silver	10.0%	12.5%	7.5%
Aluminium	7.5%	7.5%	7.5%
Steel	10.0%	10%	7.5%

Further, social welfare surcharge as a duty of customs has been introduced through the Finance Bill 2018 on imported goods at a rate of 10.0% on basic custom duty (rate of social welfare surcharge on silver was 3.0%, however via budget 2021, the rate has been changed to 10% and further, Agriculture and Infrastructure Development Cess (AIDC) has been introduced @ 2.5%.). However, education cess and secondary education cess that was together levied at a rate of 3.0% on imported goods were abolished.

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

Goods which are imported for purposes other than petroleum operations such as software, IT related goods or any other material required for office purposes are liable to customs duty as per the applicable rates in force which may vary from approximately 24.0% to 27.0% depending upon the classification of goods as mentioned in the customs tariff 2018 - 19.

Export Incentives

The GoI provides a variety of export incentives to Indian companies. Exports of copper, aluminium and zinc from India receive assistance premiums from the GoI. Export incentives do not outweigh the Indian market price premiums. Accordingly, notwithstanding the export incentives, we endeavor to sell large quantities of our products domestically.

In fiscal years 2019, 2020 and 2021 exports accounted for 21.0%, 20.0% and 26% respectively, of our zinc India business’ revenue. The following table sets forth the export assistance premiums, as a percentage of the F.O.B value of exports, on zinc concentrate, zinc ingots and lead concentrate for the periods indicated:

Products	April 1, 2015 to November 11, 2016	November 11, 2016 to February 3, 2020	February 4, 2020 to present
Zinc concentrate	1.0%	Nil	Nil
Zinc ingots	1.9%	1.5%	1.3%
Lead concentrate	1.0%	Nil	Nil

In fiscal years 2020 and 2021, exports accounted for 29% and 7.58%, respectively, of our copper business revenue from India. With effect from April 1, 2015, the New Merchandise Exports from India Scheme was introduced in place of Marked Linked Focus Product Scheme. In this scheme, no export incentive was notified for copper products.

In fiscal years 2019, 2020 and 2021, exports accounted for 60%, 61.5% and 60% respectively, of our aluminium business’ revenue. As per government policy, MEIS (Merchandise Exports from India Scheme) is about 2% of FOB value of exports. However, we realized lesser upon actual sale (approximately 90% to 95% of amount due), thereby effectively translating to 1.8%—1.9% upon realization. Ministry of Commerce notified a capping of ₹ 20 million on MEIS from September 1, 2020 till further notification. In the case of sales to specified markets (as defined herein), export assistance premiums for these products would extend to 2.0% of the F.O.B value of exports made to the countries specified under MEIS. The said scheme was implemented under the Foreign Trade Policy of India in 2015 - 20. The purpose of this scheme is to provide Indian exporters certain incentives such as tax benefits, and thereby enhance India’s export competitiveness in certain specified markets, including, but not limited to Argentina, Austria, Bulgaria, Cambodia, Chile, and New Zealand (“specified markets”). As exports feel the impact of the pandemic, the Indian Government has extended the validity of Foreign Trade Policy 2015 - 2020 to March 31, 2021. The Government has further extended the Foreign Trade Policy till September 30, 2021. In order to boost exports and make Indian exports cost competitive, the Government has introduced a scheme for Remission of Duties and Taxes on Exported Products (“RoDTEP”). with effect from January 1, 2021, replacing the MEIS. It is a mechanism to reimburse various taxes/duties/ levies, at the central, state and local levels, which are incurred during manufacturing and distribution of exported products, (applicable to those which are currently not being refunded under any other mechanism). However, the rates are yet to be notified. The GoI may further reduce export incentives in the future, which would adversely affect our results of operations.

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

India export duties

The GoI levies duty on the export from India of certain products mentioned under the second schedule of the Customs Tariff Act 1975, including iron ore and concentrates, at a specified rate (ad valorem on the FOB value of exports). The GoI levied export duty on iron ore fines and lumps at a rate of 20.0% on FOB value and further increased to 30.0% with effect from December 31, 2011 to April 29, 2015. Effective from April 30, 2015, the export duty on iron ore fines with Fe content less than 58.0% is 10.0% and equal to or more than 58.0% Fe, duty rate is 30.0% and for iron ore lumps it is 30.0%. Effective from March 1, 2016 till date, the export duty on iron ore fines and lumps with Fe content less than 58.0% is nil and equal to or more than 58.0% Fe, duty rate is 30.0%.

Taxes, royalties and cess payments

Income tax on Indian companies during fiscal year 2019 was charged at a statutory rate of 30.0% plus a surcharge of 12.0% on the tax and has an additional charge of 4.0% on the tax including surcharge, which results in an effective statutory tax rate of 34.944%. The education and secondary higher education cess has been replaced in Finance Act 2018 with health and education cess at a rate of 4.0% effective from April 1, 2018. Non-resident companies were charged at a statutory rate of 40.0% plus a surcharge of 5.0% on the tax and has an additional charge of 4.0% on the tax including surcharge, The education and secondary higher education cess has been replaced in Finance Act 2018 with health and education cess at a rate of 4.0% effective from April 1, 2018. Hence, applicable effective corporate tax rate for fiscal year 2018 is 43.68%. GoI vide Taxation Laws (Amendment) Act, 2019 provided an option to existing domestic companies to pay tax at a concessional rate of 22% plus surcharge of 10% on tax and 4% on tax plus surcharge, this results into effective tax rate of 25.17%.

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

Further, the Amendment Act 2019, provides an option for New Domestic Manufacturing Companies (“NDMC”) to pay effective tax rate @ 17.16% (i.e. statutory tax rate of 15% plus surcharge @ 10% on the tax and an additional cess of 4% on the corporate tax including surcharge). This rate is applicable to NDMC provided the new company is set up on or after September 30, 2019 and commences manufacturing before March 31, 2023. Further, incentives mentioned at point (i) above will also not be available to NDMC. New manufacturing companies will not include companies: (a) formed by splitting up or reconstruction of an existing business, (b) engaged in any business other than manufacturing or production, and (c) using any plant or machinery previously used in India (except under certain specified conditions).

Tax rate applicable under Minimum Alternate Tax (MAT) regime – Domestic Company

Profits of companies in India are subject to either regular income tax or MAT, whichever is greater. The effective MAT rate during fiscal year 2019 for Indian companies was 21.55%. For non-resident companies the MAT rate was 20.0% of the book profit as prepared under generally accepted accounting principles in India, or Indian GAAP. The excess of amounts paid as MAT over the regular income tax amount during the year may be carried forward and applied towards regular income taxes payable in any of the succeeding fifteen years subject to certain conditions.

The Amendment Act 2019, reduced MAT base tax rate from 18.5% to 15% plus applicable surcharge and cess. The effective MAT rate for all Indian Company for fiscal year 2019, 2020 and 2021 would be 21.55%, 17.47% and 17.47% respectively. Further, companies opting for concessional tax regime would not be required to pay MAT. For non-resident foreign company’s effective MAT rate as per the Tax Amendment Act 2019 reduced from 20.01% to 16.38% of the book profit.

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

Goods and Service tax

Goods and Service Tax: Effective from July 1, 2017, the present indirect tax regime envisages levy of multiple federal and state taxes with respect to the operations undertaken by businesses. The transition to goods and service tax (“GST”) regime is a tax reform, which is aimed at addressing the existing anomalies and strengthening the concept of unified market. GST is a supply driven concept and would therefore apply on supply of goods and services. On the whole, most central and state levies (such as excise duty, service tax, CVD and special additional duty, central sales tax and value added tax were subsumed into GST). Consequently, the Taxable events which existed before GST era were replaced by a single Taxable event of supply of goods and services under GST. Basic customs duty (BCD) and related customs cess continue to be applicable on import of goods.

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

Royalty is also being payable at Cairn to the State Government of Rajasthan and Andhra Pradesh for the extraction of crude oil and natural gas. Apart from the same, the Cess is also paid to the GoI. Generally, in respect of oil and gas operations, royalty and cess payments are made by the joint operation partners in proportion to their participating interest and are cost recoverable.

For the RJ Block, entire royalty payments are made by ONGC at the rate of 20.0% of well-head value for crude oil and 10% of well-head value for natural gas and are cost recoverable. Until February 2016, cess was paid at the rate of ₹ 4,500 per mt for crude oil; pursuant to amendments in the Finance Act 2016, cess was paid at the rate of 20.0% ad-valorem from March 2016 onwards. National Calamity Contingent Duty (“NCCD”) is paid at the rate of ₹ 50 per mt and Basic Excise Duty (“BED”) is paid at the rate of ₹ 1 per mt. Sales Tax payments are made at the rate of 2.0% (central sales Tax) on sale of crude oil and at the rate of 2.0% (central sales Tax) and 10% (value added Tax) on natural gas.

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

See “Note 3 (c): Significant accounting estimates and judgments” of Notes to the Consolidated Financial Statements for a detailed discussion on the critical accounting estimates.

Results of Operations

Consolidated Statement of Profit or Loss

The following table is derived from our selected consolidated financial data and sets forth our historical operating results as a percentage of revenue for the periods indicated:

	For the year Ended March 31,
	2019	2020	2021
	(in percentages)
Consolidated Statement of Profit or Loss:
Revenue	100.0%	100.0%	100.0%
Cost of sales	(80.1%)	(99.3%)	(73.1%)

Gross profit	19.9%	0.7%	26.9%
Other operating income	1.7%	1.2%	1.45%
Distribution expenses	(1.9%)	(2.2%)	(2.3%)
Administration expenses	(3.8%)	(4.5%)	(4.45%)

Operating profit	16.0%	(4.8%)	21.5%
Investment and other income	3.5%	3.1%	3.7%
Finance and other costs	(6.5%)	(6.5%)	(6.1%)

Profit/(loss) before taxes	13.0%	(8.2%)	19.1%
Income tax expense	(4.6%)	3.2%	(2.2%)
Profit/(loss) for the year	8.4%	(5.0%)	16.9%
Profit attributable to:
Equity holders of the parent	5.5%	(7.3%)	13.0%
Non-controlling interest	2.9%	2.3%	3.9%

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

	2019		2020		2021
Region	(₹ in million)	% of revenue	(₹ in million)	% of revenue	(₹ in million)	(US dollars in million)	% of revenue
India	591,599	65.1%	542,256	64.9%	536,212	7,331	61.7%
China	37,868	4.2%	26,942	3.2%	52,213	714	6.0%
UAE	10,150	1.1%	8,201	1.0%	6,984	95	0.8%
Malaysia	48,657	5.4%	76,479	9.2%	71,092	972	8.2%
Others(1)	220,738	24.3%	181,568	21.7%	202,129	2,764	23.3%

Total	909,012	100.0%	835,446	100.0%	868,630	11,876	100.0%

Notes:

(1)

Other markets primarily include Indonesia, Italy, Mexico, Netherlands, Norway, Oman, Qatar, South Korea, Spain, Singapore, Saudi Arabia, Switzerland, South Africa, Sweden, Taiwan, Turkey, UK, UAE, and USA.

Customer Concentration

The following table sets forth for the periods indicated:

•	the percentage of our revenue accounted for by our 10 largest customers on a consolidated basis; and

•	for each of our segments, the percentage of the revenue of such business accounted for by the 10 largest customers of such business

Particulars	Year Ended March 31,
	2019	2020	2021
	(In percentage)
Consolidated	34.7%	35.3%	36.5%
Zinc – India	30.6%	39.3%	40.4%
Zinc – International	77.8%	96.0%	99.1%
Oil and Gas	98.4%	98.9%	99.0%
Iron Ore	42.7%	45.4%	57.2%
Copper	45.5%	40.6%	47.7%
Aluminium	48.8%	50.8%	55.9%
Power	99.6%	98.9%	98.8%
Steel	32.8%	34.5%	33.6%

No single customer contributed to more than 10% of revenue on consolidated basis for fiscal year ended March 31, 2019 and March 31, 2020. For fiscal year ended March 31, 2021, one customer contributed to more than 10% of revenue on consolidated basis amounting to ₹ 104,164 million arising from sales made in the Aluminium, Zinc and Copper segment.

Comparison of years ended March 31, 2020 and March 31, 2021

Revenue and Operating Profit

Consolidated

Revenue increased from ₹ 835,446 million in fiscal year 2020 to ₹ 868,630 ($ 11,876 million) in fiscal year 2021, an increase of ₹ 33,184 million or 4.0%. Revenue increased in fiscal year 2021, mainly due to higher commodity prices, higher volumes at Zinc India, Copper, Iron Ore and Aluminium business, inclusion of FACOR in FY 2021, rupee depreciation, partially offset by lower power sales at TSPL, lower volume at Oil & Gas, Skorpion mine being under care and maintenance, lower oil prices and lower cost recovery in FY 2021.

Operating profit increased from loss of ₹ 39,934 million in fiscal year 2020 to operating profit of ₹ 186,852 million ($ 2,555 million) in fiscal year 2021, an increase of ₹ 226,786 million.

The increase in operating profit in fiscal year 2021, was primarily due to increase in revenue as stated above, lower cost of production at Zinc, Aluminium and Oil & Gas business, partially offset by lower brent realisation and lower cost recovery in Oil & Gas business.

Contributing factors to our consolidated operating profit/ (loss) were as follows:

•

Depreciation charge during the fiscal year 2021 was at ₹ 81,178 million ($ 1,110 million), lower as compared to ₹ 100,490 million in fiscal year 2020, primarily on account of of lower charge at Oil & Gas business due to impairment of asset in Q4 FY 2020, and Skorpion mine put under maintenance and care at the start of the financial year 2021.

•

Exceptional losses for fiscal year 2021 was at ₹ 5,751 million ($ 79 million) which mainly include capital work in progress writte off of ₹ 2,440 million ($ 33 million) relating to Steel ₹ 629 million ($ 9 million) and aluminum ₹ 1,811 million ($ 25 million), cost incurred for obtaining Enviornment Clearance of ₹ 2,134 million ($ 29 million) partially offset by RPO liability reversal of ₹ 950 million ($ 13 million) at aluminium business.

•

Cost of sales decreased from ₹ 829,461 million in fiscal year 2020 to ₹ 635,225 million ($ 8,685 million) in fiscal year 2021, decrease of ₹ 194,236 million, or 23.4%. The decrease is primarily due to softening of input commodity prices resulting in decrease in alumina, coke, coal and other major consumables, lower volume at Zinc International and Oil & Gas business, impairment charges in FY 2020, partially offset by increase in volume at Zinc India, Aluminium, Steel, Copper and Iron ore business.

•

Other operating income increased from ₹ 9,863 million in fiscal year 2020 to ₹ 13,094 million ($ 179 million) in fiscal year 2021, an increase of ₹ 3,231 million or 32.8%. The increase was primarily on account of increase in zinc oxide sales at Zinc India, royalty refund at BMM, insurance proceeds at Zinc International and Aluminium business, reversal of ARO liability at ASI, partially offset by lower export incentive at Aluminium business.

•

Distribution expenses increased from ₹ 18,205 million in fiscal year 2020 to ₹ 20,184 million ($ 276 million) in fiscal year 2021, an increase of ₹ 1,979 million or 10.9%. As a result, distribution expense as a percentage of revenue increased from 2.2% in fiscal year 2020 to 2.3% in fiscal year 2021. The increase was primarily due to two fold increase in sales volumes in iron ore business, increase in export sales and its related packaging charges at ESL which is partially offset by decrease in carriage due to no concentrate sale in copper and decrease in railway freight at VGCB.

•

Administration expenses increased from ₹ 37,577 million in fiscal year 2020 to ₹ 39,463 million ($ 539 million) in fiscal year 2021, an increase of ₹ 1,886 million, or 5.0%. As a result, administration expenses as a percentage of revenue remains flat in fiscal year 2021. The increase was primarily on account of increase in Manpower and CSR expenditure at Zinc India, provision for doubtful debts at TSPL, inclusion of FACOR and higher management/ brand fee charges partially offset by impairment of Investment in Fujairah by MEL and FCTR on account of functional and transaction currency at Oil and gas business.

Zinc India

Revenue in the Zinc India segment increased from ₹ 181,590 million in fiscal year 2020 to ₹ 219,316 million ($ 2,999 million) in fiscal year 2021, increase of ₹ 37,726 million, or 20.8%. This increase was primarily driven by higher metal prices and higher volume of metal & Silver. Metal production was up 7% to 930 kt in line with higher MIC availability, while silver production was up by 16% to a record 706 MT in line with higher lead production and slightly better grades at SK. These record numbers were delivered despite losing 18 equivalent of production days in the year due to COVID related lockdown and other disruptions resulting from rising infections. The share of mined metal production from underground mines increased to 100.0% in fiscal year 2019. Rampura Agucha mine achieved 53.2%, Zawar mine 15.5% and RD Mine 4.8% and Sindesar Khurd 26.5% mined metal production in fiscal year 2021. Specifically:

•

Zinc ingot production increased from 688,286 tons in fiscal year 2020 to 715,446 tons in fiscal year 2021, an increase of 3.95% due to higher MIC availability. Zinc ingot sale also increased in line with the higher production from 680,017 tons in fiscal year 2020 to 723,952 tons in fiscal year 2021, an increase of 6.46%.

•

Zinc ingot sales in the domestic market declined from 486,311 tons in fiscal year 2020 to 436,943 tons in fiscal year 2021. Our domestic sales as a percentage of total sales decreased from 72.0% in fiscal year 2020 to 60.36% in fiscal year 2021 primarily due to covid-19 related lockdown in March 2020. However, we always endeavor to sell large quantities of our products domestically, where we receive an Indian market premium. Our export sales increased from 193,706 tons of zinc in fiscal year 2020 to 287,009 tons of zinc in fiscal year 2021, an increase of 48.17%.

•	The daily average zinc cash settlement price on the LME increased from $ 2,402 per ton in fiscal year 2020 to $ 2,422 per ton in fiscal year 2021, an increase of 0.8%.

•

Lead ingot production increased from 181,370 tons in fiscal year 2020 to 214,399 tons in fiscal year 2021, an increase of 18.2% due to availability of MIC. Lead ingot sales increased from 179,663 tons in fiscal year 2020 to 216,439 tons in line with higher production in fiscal year 2021, an increase of 20.5%, is in line of increase in production.

•	The daily average lead cash settlement price on the LME decreased from $ 1,952 per ton in fiscal year 2020 to $ 1,868 per ton in fiscal year 2021, a decrease of 4.3%

•

Silver ingot production decreased from 609,808 kilograms in fiscal year 2020 to 705,676 kilograms in fiscal year 2021, an increase of 15.7% on account of Higher Lead production and SKM silver grade, In line with production, Sale of silver ingots increased from 586,387 kilograms in fiscal year 2020 to 734,844 kilograms in fiscal year 2021, an increase of 25.3%.

•	The daily average silver London Bullion Market Association prices increased from $ 16.5 per ounce in fiscal year 2020 to $ 22.9 per ounce in fiscal year 2021, an increase of 38.4%.

Operating profit in the Zinc India segment increased from ₹ 64,531 million in fiscal year 2020 to ₹ 91,583 million ($ 1,252 million) in fiscal year 2021, increase of ₹ 27,052 million, or 41.9%, whereas operating margin also increased from 35.5% in fiscal year 2020 to 41.8% in fiscal year 2021. Operating profit increased due to higher revenue and lower costs of production majorly driven by higher production volume, lower power costs, lower met-coke and cement costs partly offset by higher admin expense (Covid-19 relief donation) and higher diesel costs.

An increase in depreciation by ₹ 2,007 million in fiscal year 2021 as compared to fiscal year 2020 due to higher ore production during the current fiscal year and capitalization of mining equipment.

Zinc International

Revenue from external customers in the Zinc International segment decreased from ₹ 31,275 million in fiscal year 2020 to ₹ 27,290 million ($ 373 million) in fiscal year 2021, a decrease of ₹ 3,985 million or 13%. The decrease in revenue was primarily driven by lower volumes due to Skorpion Zinc going under care and maintenance, partially offset by higher price realisations. Specifically:

•

Skorpion produced 659 tons of refined zinc metal in FY 2021. The mine has been under Care and Maintenance since start of April 2020, following cessation of mining activities due to geotechnical instabilities in the open pit. The business is currently evaluating options to restart mining. Engagement with technical experts to explore opportunities of safely extracting the remaining ore is ongoing. The pit optimisation work is complete.

•

Production of zinc metal in concentrate from the BMM mines increased from 27,943 tons in fiscal year 2020 to 30,131 tons in fiscal year 2021, an increase of 2,188 tons or 7.8%. Production of lead metal in concentrate increased from 37,628 tons to 27,471 tons, decrease of 10,157 tons or 27%. This overall decrease in production was mainly due to lower grade of lead (2.3% vs 2.9%) and hence lead lower recoveries (84.1% vs 85.6%) and 6% lower throughput resulting from lower mining performance.

•

Gamsberg operation continued to ramp up well with improved performance every quarter in FY 2021. Production of Zinc metal in concentrate from Gamsberg stood at 144,577 tons vs 107,949 tons produced in FY 2020, an increase of 36,628 tons or 34%. Healthy feedable stockpile of approximately 1.4 million tonnes has been created for consistent feed to the plant. Several best demonstrated performances on throughput, milled tonnes and improved recoveries were achieved in Q4 FY 2021.

•	The daily average zinc cash settlement price on the LME increased from $ 2,402 per ton in fiscal year 2020 to $ 2,422 per ton in fiscal year 2021, an increase of 0.8%.

•	The daily average lead cash settlement price on the LME decreased from $ 1,952 per ton in fiscal year 2020 to $ 1,868 per ton in fiscal year 2021, a decrease of 4.3%

Operating profit in the Zinc International segment increased from operating loss of ₹ 2,573 million in fiscal year 2020 to operating profit of ₹ 4,849 million ($ 66 million) in fiscal year 2021, an increase of ₹ 7,422 million, mainly on account of higher price realization and improved cost through optimising consumables usage, higher copper credits and local currency depreciation.

Operating margin increased from negative 8.2% in fiscal year 2020 to 17.8% in fiscal year 2021.

Oil and Gas Business

Revenue from external customers in the oil and gas segment decreased from to ₹ 126,608 million in fiscal year 2020 to ₹ 75,308 million ($ 1,030 million) in fiscal year 2021, a decrease of ₹ 51,300 million or 40.5%. The decrease in revenue was primarily contributed by lower Brent price realisation and decrease in Entitlement Interest (“EI”) sale. Specifically:

•	The daily average Brent oil price realisation decreased from $ 59.4 per boe, in fiscal year 2020 to $ 38.67 per boe, in fiscal year 2021, a decrease of 34.9%,

•	Entitlement interest sales decreased from 85,700 boepd in fiscal year 2020 to 67,283 boepd in fiscal year 2021, a decrease of 18,417 boepd or 21.5%

Operating profit in the oil and gas segment increased from loss of ₹ 102,424 million in fiscal year 2020 to operating profit of ₹ 10,892 million ($ 149 million) in fiscal year 2021, an increase of ₹ 113,316 million. The increase in operating profit in current year was primarily due to impairment recognition of ₹ 135,031 million ($ 1,791 million) in fiscal year 2020 which includes a) impairment charge relating to Rajasthan Oil & Gas block triggered by the significant fall in the crude oil prices which includes impairment charge against oil and gas producing facilities and exploration intangible assets under development, b) impairment charge relating to KG-ONN-2003/1 block mainly due to reduction in crude price forecast and c) impairment charge relating to exploration block KG-OSN-2009/3 where the Group had represented to DGH to grant a 12 month excusable delay along with unfettered and unrestricted access to the block. Based on the said representation, the DGH granted an extension of upto December 4, 2020.

Iron Ore

Revenue from external customers increased from ₹ 34,500 million in fiscal year 2020 to ₹ 44,875 million ($ 614 million) in fiscal year 2021, an increase of ₹ 10,375 million, or 30.1%. The increase was mainly due to two-fold increase in sales volume at Goa and improved margin at Goa, Karnataka and VAB during the year specifically:

•

At Karnataka, production was 5 million tonnes, Sales in FY 2021 were 4.4 million tonnes, 24% lower y-o-y due to Covid-19 impact in the current financial year. With the order of Central Empowered Committee (a Supreme Court appointed body) in March 2020, the annual mining capacity has been increased upto 5.89 MTPA. In line with this, the Government of Karnataka allocated the production quantity of 5.60wet million tonnes for the current year FY 2021 onwards.

•

At Goa, mining was brought to a halt pursuant to the Supreme Court judgement dated February 7, 2018 directing all companies in Goa to stop mining operations with effect from March 16, 2018. We continue to engage with the Government for a resumption of mining operations

•

Production of pig iron was 596,197 tonnes in FY 2021, down by 12% y-o-y due to Covid-19 impact and shut down of Plant for two months due to planned relining activity. The production of Metallurgical coke was 434,270 tons in fiscal year 2020 compared to 436,663 tons in fiscal year 2021 an increase by 1%.

Operating profit in the iron ore segment increased from ₹ 4,698 million in fiscal year 2020 to operating profit of ₹ 15,968 million ($ 218 million) in fiscal year 2021, an increase of ₹ 11,270 million. The increase was mainly due to two-fold increase in sales volume at Goa and improved margin at Goa, Karnataka and VAB during the year.

Steel

Revenue from external customer in the steel segment increased from ₹ 42,827 million in fiscal year 2020 to ₹ 46,676 million ($ 638 million) in fiscal year 2021, an increase of ₹ 3,849 million or 9.0%.in fiscal year 2021. Fiscal year 2021 has been a healthy year for ESL despite pandemic.

•

Pig iron production increased from 167,305 tons in fiscal year 2020 to 188,979 tons in fiscal year 2021, an increase of 21,674 tons or 13.0%. The increase was mainly due to higher pig iron demand. The sale of pig iron increased from 157,596 tons in fiscal year 2020 to 192,142 tons in fiscal year 2021, an increase of 34,546 tons or 21.9%. The increase in sales was in line with production.

•

Saleable Billet production has increased from 27,456 tons in fiscal year 2020 to 165,273 tons in fiscal year 2021, an increase of 137,817 tons or 502.0%. This increase was due to our focus on production of value-added products i.e. TMT bar, Wire Rod and DI pipe. The sale of billet increased from 22,460 tons in fiscal year 2020 to 157,673 tons in fiscal year 2021, an increase of 135,213 tons or 602.0%. The increase in sale was in line of production.

•

TMT production decreased from 468,396 tons in fiscal year 2020 to 337,583 tons in fiscal year 2021, a decrease of 130,813 tons or 27.9%. The decrease was majorly due to higher Pig Iron and Saleable Billet production. The sale of TMT decreased from 453,806 tons in fiscal year 2020 to 355,666 tons in fiscal year 2021, a decrease of 98,140 tons or 21.6%. The decrease was in line of reduced production.

•

Wire rod production reduced from 412,948 tons in fiscal year 2020 to 360,874 tons in fiscal year 2021, a reduction of 52,074 tons or 12.6%. The decrease was majorly due to higher Pig Iron and Saleable Billet production. Wire rod sale reduced from 402,242 tons in fiscal year 2020 to 375,346 tons in fiscal year 2021, a reduction of 26,896 tons or 6.7% in line with reduced production.

•

The production of DI pipe reduced from 154,721 ton in fiscal year 2020 to 134,605 ton in fiscal year 2021, a reduction of 20,116 tons or 13.0%. The sale of DI pipe increased from 143,258 ton in fiscal year 2020 to 149,832 ton in fiscal year 2021, an increase of 6,574 tons or 4.6% driven by our focus on sale of value added products.

Operating profit in steel segment decreased from ₹ 3,452 million in fiscal year 2020 to ₹ 3,180 million ($ 43 million) in fiscal year 2021.

Average sales realisation decreased 1% y-o-y from $ 495 per tonne in FY 2020 to $ 488 per tonne in FY 2021. Prices of iron and steel are influenced by several macro-economic factors. These include global economic slowdown, US-China trade war, supply chain destocking, government expenditure on infrastructure, the emphasis on developmental projects, demand-supply dynamics, the Purchasing Managers’ Index (PMI) in India and production and inventory levels across the globe especially China. Even though the NSR dipped by $ 7 per tonne, we were able to increase our EBITDA margin to $ 95 per tonne for the year (against $ 78 per tonne in FY 2020) through better control over costs.

Copper

Revenue from external customers increased from ₹ 90,517 million in fiscal year 2020 to ₹ 108,879 million ($ 1,489 million) in fiscal year 2021, an increase of ₹ 18,362 million, or 20.3%. The increase was primarily on account of higher copper volume production and rising Copper LME prices. Specifically:

•

Copper cathode production increased from 77,490 tons in fiscal year 2020 to 101,435 tons in fiscal year 2021, an increase by 30.9%. The production was higher due to better performance of refinery. Copper cathode sales increased from 2,461 tons in fiscal year 2020 to 7,825 tons in fiscal year 2021, an increase by 218.0%. The increase in sale was in line with production.

•

Production of copper rods increased from 100,219 tons in fiscal year 2020 to 122,390 tons in fiscal year 2021, an increase of 22.1%. Copper rod sales increased from 98,158 tons in fiscal year 2020 to 121,643 tons in fiscal year 2021, an increase of 23.9% in line with the increase in production.

•

Sales of copper in the Indian market increased from 98,555 tons in fiscal year 2020 to 125,979 tons in fiscal year 2021, an increase of 27.8% and our exports increased from 2,064 tons in fiscal year 2020 to 3,490 tons in fiscal year 2021, an increase by 69.1%. Our domestic sales as a percentage of total sales decreased from 97.9% in fiscal year 2020 to 97.3% in fiscal year 2021.

•	Daily average copper cash settlement price on the LME increased from $ 5,855 per ton in fiscal year 2020 to $ 6,897 per ton in fiscal year 2021, an increase of 17.8%.

Operating loss in the copper segment decreased from loss of ₹ 13,086 million in fiscal year 2020 to operating loss of ₹ 5,372 million ($ 73 million) in fiscal year 2021, an increase of ₹ 7,714 million. The decrease in operating loss was mainly due to higher Copper LME prices, higher volumes and reduced Tuticorin fixed overheads as compared to fiscal year 2020.

Aluminium

Revenue from external customers in the aluminium segment increased from ₹ 265,445 million in fiscal year 2020 to ₹ 285,756 million ($ 3,907 million) in fiscal year 2021, an increase of ₹ 20,311 million, or 7.7%, driven primarily by rising LME Aluminium prices and higher sales in line with higher production volumes.

•

Aluminium production increased from 1,903,981 tons in fiscal year 2020 to 1,969,483 tons in fiscal year 2021, an increase of 3.4%. Production of value-added products decreased from 36.7% in fiscal year 2020 to 33.1% in fiscal year 2021.

•	Aluminium sales increased from 1,922,430 tons in fiscal year 2020 to 1,992,467 tons in fiscal year 2021, an increase of 3.6%.

•

Sales of aluminium ingots increased from 1,166,639 tons in fiscal year 2020 to 1,302,054 tons in fiscal year 2021, an increase of 11.6%. This includes Primary Foundry Alloys (PFA) and Alloy Ingot volumes.

•	Wire rod sales increased by 0.8% from to 325,801 tons in fiscal year 2020 to 328,360 tons in fiscal year 2021.

•	Billets sale decreased by 22.6% from 346,324 tons in fiscal year 2020 to 268,219 tons in fiscal year 2021.

•	Slabs sales grew from 25,704 tons in fiscal year 2020 to 39,989 tons in fiscal year 2021, an increase of 55.6%.

•	Rolled product sales grew from 27,250 tons in fiscal year 2020 to 31,311 tons in fiscal year 2021, an increase by 14.9%.

•	Hot metal sales during fiscal year 2021 were 22,535 tons, down by 26.6% from 30,712 tons in fiscal year 2020.

•

Aluminium sales in the domestic market increased from 624,915 tons in fiscal year 2020 to 635,715 tons in fiscal year 2021, marginally increased by 1.7%. Our aluminium exports increased from 1,298,516 tons in fiscal year 2020 to 1,335,837 tons in fiscal year 2021, increased by 2.9%.

•	The daily average aluminium cash settlement price on the LME increased from $ 1,749 per ton in fiscal year 2020 to $ 1,805 per ton in fiscal year 2021, increase by 3%.

Operating profit in the aluminium segment increased from ₹ 4,434 million in fiscal year 2020 to ₹ 59,736 million ($ 817 million) in fiscal year 2021, an increase of ₹ 55,302 million. The increase in operating profit was primarily due to a mix of factors across rising LME Aluminium prices, higher sales, improved hot metal cost of production, rupee depreciation and gain on account of true-up of RPO (Renewable Power Obligations) liabilities.

Power

Revenue from external customers in the power segment decreased from ₹ 58,599 million in fiscal year 2020 to ₹ 53,752 million ($ 735 million) in fiscal year 2021, a decrease of ₹ 4,847 million or 8.3%. Power sales increased from 11,162 million units in fiscal year 2020 to 11,261 million units in fiscal year 2021, an increase of 0.9%. The fiscal year 2021 was a significant year for the Jharsuguda power plant, where we achieved PLF of 58% against 11% in fiscal year 2020. The plant load factor (“PLF”) at BALCO was 66% and Talwandi Sabo (TSPL) power plant achieved plant availability of 81%. Malco power plant is under care and maintenance since May 26, 2017 due to low demand in southern India.

•

Talwandi Sabo power plant, operated at 81% plant availability in fiscal year 2021. It supplied 6,479 million units of power in fiscal year 2021 as compared to 8,223 million units of power in fiscal year 2020 to the PSPCL. TSPL’s PPA with PSEB compensates it based on the availability of the plant.

•	The Jharsuguda 600 MW power plant operated at a lower PLF of 58.0% during fiscal year 2021, as compared to 11% in fiscal year 2020.

•	At BALCO, the 300 MW IPP unit of the 300MW power plant operated at PLF of 66.0% in fiscal year 2021, as compared to 71.0% in fiscal year 2020.

•	The average power realization decreased from ₹ 3.6 per unit in fiscal year 2020 to ₹ 3.0 per unit in fiscal year 2021, a decrease of 16% (excluding power from TSPL 1980 MW power plant).

•

Cost of generation at the power business (excluding power from the TSPL 1980 MW power plant) decreased from ₹ 2.5 per unit in fiscal year 2020 to ₹ 2.4 in fiscal year 2021, a decrease of 3% on account of decrease in coal prices and improved linkage realisation.

•

The average power realization at Talwandi Sabo power plant decreased from ₹ 3.7 per unit in fiscal year 2020 to ₹ 3.1 per unit and cost of generation decreased from ₹ 2.7 per unit in fiscal year 2020 to ₹ 2.1 per unit in fiscal year 2021, a decrease of 22.0%.

Operating profit in the power segment decreased from ₹ 10,789 million in fiscal year 2020 to ₹ 8,321 million ($ 114 million) in fiscal year 2021, decrease of ₹ 2,468 million or 22.9%, lower sales realisation, partially offset by lower cost of production. During fiscal year 2021, Operating margin increased from 18.4% in fiscal year 2020 to 15.5% in fiscal year 2021.

TSPL realized ₹ 3,750 million ($ 51 million) from PSPCL I the fiscal year 2021 on account of GCV matter resolution basis the Hon’ble Supreme Court of India order.

Other

Operating loss in our other business segments decreased from ₹ 8,618 million in fiscal year 2020 to ₹ 2,470 million ($ 34 million) in fiscal year 2021, mainly due to impairment charge on assets amounting ₹ 5,098 million ($ 68 million) recognised during the fiscal year 2020 at Avanstrate Inc. (“ASI”) which operate in glass substrate business.

Investment and Other income

Investment and other income increased from ₹ 25,714 million in fiscal year 2020 to ₹ 32,177 million ($ 440 million) in fiscal year 2021, an increase of ₹ 6,463 million or 25.1%, mainly due to interest income on the affiliate loan to VRL, partially offset by decrease in average investments and Mark to Market (MTM) movement at Zinc India.

Finance costs

Finance costs decreased from ₹ 54,557 million in fiscal year 2020 to ₹ 52,955 million ($ 724 million) by ₹ 1,602 million or 2.9% in fiscal year 2021.

This decrease is mainly on account of lower blended cost of borrowings, partially offset by lower capitalisation of interest cost at aluminium and oil & gas business and increase in average borrowings.

The proportion of Indian Rupee borrowings is 89.0% and USD borrowing are 11.0% in fiscal year 2021 in comparison to 13.0% in fiscal year 2020.

Tax expense

The normalized ETR is 38% (excluding tax on dividend from HZL of $ 117 million and tax on exceptional items of $ 18 million, new tax regime impact and Deferred Tax Asset recognised on losses in ESL compared to 52% (excluding tax on distributable reserve/dividend from HZL $ 276 million, new regime impact ($ 233 million) and tax on exceptional items of $ 781 million) which is primarily on account of due to increase in profit from the entities which are taxable at lower rate and adoption of new regime in one of the major subsidiary.

Non-controlling interest

On account of above-mentioned factors, profit for the year increased from loss of ₹ 42,100 million in fiscal year 2020 to profit of ₹ 1,46,990 million ($ 2010 million) in fiscal year 2021, an increase of ₹ 89,090 million.

Profit attributable to non-controlling interest increased from ₹ 19,148 million in fiscal year 2020 to ₹ 34,107 million ($ 466 million) in fiscal year 2021, an increase of ₹ 14,959 million or 78.1%.

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

•

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

•

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

•

Other operating income decreased from ₹ 15,468 million in fiscal year 2019 to ₹ 9,863 million ($ 131 million) in fiscal year 2020, a decrease of ₹ 5,605 million or 36.2%. The decrease was primarily on account of Zinc dust, Zinc oxide and other Assets sale (mainly dump truck) recognised at Zinc India business during Fiscal year 2019 and write back of liability pursuant to settlement agreement with a contractor at BALCO in fiscal year 2019, one time write back of royalty and related service tax at Iron ore business in fiscal year 2019, lower export incentives at Aluminum business and Zinc India business on account of lower export sales during the fiscal year 2020, partially offset by gain recognised from sale of assets at MALCO, reversal of decommissioning provision estimates at Skorpion mine pursuant to decrease in mine closure liability.

•

Distribution expenses increased from ₹ 17,069 million in fiscal year 2019 to ₹ 18,205 million ($ 241 million) in fiscal year 2020, an increase of ₹ 1,136 million or 6.7%. As a result, distribution expense as a percentage of revenue increased from 1.9% in fiscal year 2019 to 2.2% in fiscal year 2020.The increase was primarily due to increase in sales volume at Iron Ore business, increase in Gamsberg volume from 17kt to 108kt and increase due to annual inflation in distribution cost and exchange rate impacting the dollar linked shipping cost which was partially offset by decrease in port to destination expense and decrease in domestic freight charges and decrease in distribution cost on account of change in export mix, higher export made to Asian countries as compared to fiscal year 2019 at Aluminum business, increase in railway fright at VGCB and MVPL on account of additional provision related to All Indian Engine Charges (AIECH) pertaining to previous years freight disputes with railways and VPT (Vishakhapatnam port trust).

•

Administration expenses increased from ₹ 34,363 million in fiscal year 2019 to ₹ 37,577 million ($ 498 million) in fiscal year 2020, an increase of ₹ 3,214 million, or 9.4%. As a result, administration expenses as a percentage of revenue increased from 3.8% in fiscal year 2019 to 4.5% in fiscal year 2020. The increase was primarily higher depreciation charge on admin assets during the year, discounting charges of ONGC receivable at Oil & Gas business, higher administrative expenses at Gamsberg as it commenced operations in March 2019, higher administrative and O&M charges at Steel business as acquired in June 2018, higher management/brand fees charges, higher rates, taxes and legal expenses, impairment charge recognised at iron ore business (IOB) of ₹ 1,201 million ($ 16 million) partially offset by capitalization of grass root exploration expenses, lower administrative personnel expense allocation and lower performance pay expense, lower consultancy & professional charges at Zinc India, Aluminum and Oil & Gas business, lower rent expense during the fiscal year 2020 at Oil & Gas and ASI business.

Zinc India

Revenue in the Zinc India segment decreased from ₹ 206,562 million in fiscal year 2019 to ₹ 181,590 million ($ 2,409 million) in fiscal year 2020, a decrease of ₹ 24,972 million, or 12.1%. This decrease was primarily driven by lower metal prices and lower volume of metal on account of Covid-19 related lockdown and low grades at Kayad and Sindesar Khurd mines in H1 FY 2020 and silver which was also as compared previous year due to Covid-19 related lockdown, lower lead production in Q2 & Q3 due to temporary operational issues at Dariba smelters and lower silver grades which was partially offset by higher silver prices and rupee depreciation. The share of mined metal production from underground mines increased to 100.0% in fiscal year 2019. Rampura Agucha mine achieved 53.6%, Zawar mine 13.7% and RD Mine 4.9% and Sindesar Khurd 27.8% mined metal production in fiscal year 2020. Specifically:

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

•	The daily average lead cash settlement price on the LME decreased from $ 2,121 per ton in fiscal year 2019 to $ 1,952 per ton in fiscal year 2020, a decrease of 8.0%.

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

An increase in depreciation by ₹ 3,842 million in fiscal year 2020 as compared to fiscal year 2019 due to higher ore production during the current fiscal year and capitalization of Shaft & mining equipment.

Zinc International

Revenue from external customers in the Zinc International segment increased from ₹ 27,383 million in fiscal year 2019 to ₹ 31,275 million ($ 415 million) in fiscal year 2020, an increase of ₹ 3,892 million or 14.2%. The increase in revenue was primarily due to higher sales volume from Gamsberg partially offset by lower commodity prices of zinc, lead and copper. Specifically:

•

Production of refined zinc metal at Skorpion registered increased from 65,948 tons in fiscal year 2019 to 66,967 tons in fiscal year 2020, an increase of 1,019 tons or 1.5%. Production was predominantly impacted by a multiple bench slope failure of approximately 400kt material on the western pushback of the open pit on May 9, 2019 and further in January 2020 by a wedge failure which extended the old slope failure to south area of mine. Therefore, it was decided to put the mine under care and maintenance, while studies continue to look feasible ways to make the pit safe for mining options which would allow for the extraction of the remainder of the accessible ore.

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

•

Gamsberg operation which was commissioned in FY 2019 continued to ramp up well in FY 2020. Production of Zinc metal in concentrate from Gamsberg stood at 107,949 tons vs 17,128 tons produced in FY 2019. Mining has fully ramped up to 4 Mtpa capacity and ~1.8 Mt of healthy ore stockpile has been built ahead of plant.

•	The daily average zinc cash settlement price on the LME decreased from $ 2,743 per ton in fiscal year 2019 to $ 2,402 per ton in fiscal year 2020, a decrease of 12.4%.

•	The daily average lead cash settlement price on the LME decreased from $ 2,121 per ton in fiscal year 2019 to $ 1,952 per ton in fiscal year 2020, a decrease of 8.0%.

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

Oil and Gas Business

Revenue from external customers in the oil and gas segment decreased from to ₹ 132,228 million in fiscal year 2019 to ₹ 126,608 million ($ 1,679 million) in fiscal year 2020, a decrease of ₹ 5,620 million or 4.3%. The decrease in revenue was primarily contributed by lower Brent price realisation which was marginally offset by increase in Entitlement Interest (“EI”) sale. Specifically:

•	The daily average Brent oil price realisation decreased from $ 66.1 per boe, in fiscal year 2019 to $ 59.4 per boe, in fiscal year 2020, a decrease of 10.1%,

•	Entitlement interest sales increased from 79,049 boepd in fiscal year 2019 to 85,700 boepd in fiscal year 2020 an increase of 6,651 boepd or 8.4%.

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

Iron Ore

Revenue from external customers increased from ₹ 29,033 million in fiscal year 2019 to ₹ 34,500 million ($ 458 million) in fiscal year 2020, an increase of ₹ 5,467 million, or 18.8%. The increase was mainly due twofold increase in sales volume at Karnataka partially offset by lower pig iron prices during the year. Specifically:

•

Saleable iron ore production was flat at 4.4 million tons in fiscal year 2020. Sales in fiscal year 2020 were 5.8 million tons, 125% higher year on year due to an increase in production and stock liquidation at Karnataka by 1.6 wet million tons. At Goa, mining was brought to a halt pursuant to the Supreme Court judgement dated February 7, 2018 directing all companies in Goa to stop mining operations with effect from March 16, 2018. We continue to engage with the Government for a resumption of mining operations. With the order of Central Empowered Committee (Supreme Court appointed body) in March, 2020. The annual mining capacity has been increased upto 5.89 MTPA. In line with this, the Government of Karnataka allocated the production quantity of 4.82 wet million tons for the current year fiscal year 2020 onwards.

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

Operating profit in steel segment decreased from ₹ 5,965 million in fiscal year 2019 to ₹ 3,452 million ($ 46 million) in fiscal year 2020.

Average sales realization decreased 13% year on year from $ 572 per ton in FY 2019 to $ 495 per ton in fiscal year 2020. Prices of iron and steel are influenced by several macro-economic factors. However, despite fall of prices in steel market, ESL’s pricing remained competitive in Indian market as a primary producer of steel. Even though the NSR dipped by $ 77 per ton, we were able to maintain our EBITDA margin at $ 78 per ton for the year (against $ 115 per ton in FY 2019) through better control over costs and operational efficiencies.

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

•	Daily average copper cash settlement price on the LME decreased from $ 6,337 per ton in fiscal year 2019 to $ 5,855 per ton in fiscal year 2020, a decreased of 7.6%.

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

•	Aluminium sales increased from 1,915,557 tons in fiscal year 2019 to 1,922,430 tons in fiscal year 2020, a slight increase of 0.4%.

•

Sales of aluminium ingots increased from 1,105,350 tons in fiscal year 2019 to 1,166,639 tons in fiscal year 2020, an increase of 5.5%. This includes Primary Foundry Alloys (PFA) and Alloy Ingot volumes.

•	Wire rod sales decreased by 11.3% from 367,252 tons in fiscal year 2019 to 325,801 tons in fiscal year 2020.

•	Billets sale decreased by 7.1% from 372,950 tons in fiscal year 2019 to 346,324 tons in fiscal year 2020.

•	Slabs was introduced as a product in fiscal year 2019 clocking a sales volume of 10,214 tons and we have grown its sales to 25,704 tons in fiscal year 2020.

•	Rolled product sales grew from 25,867 tons in fiscal year 2019 to 27,250 tons in fiscal year 2020, an increase by 5.3%.

•	Hot metal sales during fiscal year 2020 were 30,712 tons, down by 9.5% from 33,924 tons in fiscal year 2019.

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

Operating profit in the aluminium segment decreased from ₹ 5,481 million in fiscal year 2019 to ₹ 4,434 million ($ 59 million) in fiscal year 2020, a decrease of ₹ 1,047 million or 19.1%. The decrease in operating profit was primarily due to a mix of factors across falling LME Aluminium prices and higher depreciation charge partially offset by improved hot metal cost of production, depreciating rupee and gain of ₹ 1,681 million ($ 22 million) on account of true-up of RPO (Renewable Power Obligations) liabilities.

Power

Revenue from external customers in the power segment decreased from ₹ 64,559 million in fiscal year 2019 to ₹ 58,599 million ($ 777 million) in fiscal year 2020, a decrease of ₹ 5,960 million or 9.2%. Power sales decreased from 13,517 million units in fiscal year 2019 to 11,162 million units in fiscal year 2020, a decrease of 17.4%. The fiscal year 2020 was a significant year for the Talwandi Sabo (TSPL) power plant, where we achieved plant availability of 91.3%. The PLF at BALCO were also higher on account of better coal availability. Malco power plant is under care and maintenance since May 26, 2017 due to low demand in southern India.

•

Talwandi Sabo power plant, operated at record 91.3% plant availability in fiscal year 2020. It supplied 8,223 million units of power in fiscal year 2020 as compared to 9,858 million units of power in fiscal year 2019 to the PSPCL. TSPL’s PPA with PSEB compensates it based on the availability of the plant.

•	The Jharsuguda 600 MW power plant operated at a lower PLF of 11.0% during fiscal year 2020, as compared to 15.0% in fiscal year 2019.

•	At BALCO, the 300 MW IPP unit of the 1,200MW power plant operated at PLF of 71.0% in fiscal year 2020, higher as compared to 53.0% in fiscal year 2019 on account of better coal availability.

•	The average power realization increased from ₹ 3.4 per unit in fiscal year 2019 to ₹ 3.6 per unit in fiscal year 2020, a marginal increase of 9% (excluding power from TSPL 1980 MW power plant).

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

Operating profit in the power segment increased from ₹ 9,306 million in fiscal year 2019 to ₹ 10,789 million ($ 143 million) in fiscal year 2020, an increase of ₹ 1,483 million or 15.9%, mainly due to lower cost of production due to improved coal prices and supply in the domestic market which resulted in higher linkage materialisation. During fiscal year 2020, Operating margin increased from 14.4% in fiscal year 2019 to 18.4% in fiscal year 2020.

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

This decrease is mainly on account of decrease in average borrowing due to repayment of debt at Vedanta Standalone, TSPL, BALCO and temporary borrowings at Zinc India, repayment of preference shares at CIHL in FY 2019 and lower average borrowing cost in line with market trends.

The proportion of Indian Rupee borrowings is 87.0% and USD borrowing are 13.0% in fiscal year 2020 in comparison to 8.0% in fiscal year 2019.

Tax expense

Tax expense decreased from ₹ 41,501 million in fiscal year 2019 to tax credit of ₹ 26,677 million ($ 354 million) in fiscal year 2020. Our effective income tax rate, calculated as tax expense divided by our profit or loss before taxes, was 39.3% in fiscal year 2020 as compared to 35.3% in fiscal year 2019. The effective tax rate has increased by 4% which is driven by change in profit mix and tax recognized on distributable reserves of / dividend from subsidiary. The normalized ETR is 33% (excluding tax on undistributed reserves of HZL- ₹ 15,816 million, tax on dividend from CIHL- ₹ 3,715 million, new tax regime impact- ₹ (16,512) million and tax on exceptional items of ₹ (55,470) million compared to 26% due to PBT mix within entities and primarily on account of increase of 5% in weightage of CEHC which is taxable at higher rate of 43.68%.

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

B. Liquidity and Capital Resources

The following table is derived from our selected consolidated financial data and sets forth our cash flow for fiscal years 2017, 2018, 2019, 2020 and 2021:

	For the Year Ended March 31,
Particulars	2017	2018	2019	2020	2021	2021
	(₹ in millions)					($ in millions)
Net cash provided by (used in):
Operating activities	212,105	348,407	208,420	182,393	295,952	4,046
Investing activities	(79,910)	(52,153)	(133,147)	(116,866)	(167,358)	(2,288)
Financing activities	(49,123)	(357,144)	(45,643)	(87,356)	(131,371)	(1,796)

Liquidity

As of March 31, 2021, we had cash and short term investments (excluding restricted cash and cash equivalents) totaling ₹ 330,311 million ($ 4,517 million), and near-term debt redemption obligations of ₹ 80,891 million ($ 1,106 million), and we had, on a standalone basis, cash and short term investments (excluding restricted cash and cash equivalents) totaling ₹ 62,741 million ($ 858 million). We expect that our current cash, short term investments and our cash flows from operations together with refinancing of some of our debt will be our principal sources of cash to satisfy our capital requirements for the next few years.

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

Ministry of Environment, Forest and Climate Change revised emission norms for Coal based Thermal Power Plants (TPPs) in India vide its notification in December 2015. Most of the Company’s operations are complying with revised emission norms on the emission parameters like Particulate Matter (PM), Mercury, Nitrogen Oxide (“NOx”) etc. but compliance with sulphur dioxide emission norms is a challenge. Installation of FGD is required at all the Company’s Thermal Power Plants (TPP) to meet sulphur dioxide emission norms including captive Coal based Thermal Power Plants. The timelines for sulphur dioxide emission norms compliance has been extended to December 2024 for captive power plants at our Jharsuguda and Lanjigarh and December 2023 for captive power plants at our BALCO facilities. The Independent Power plants of BALCO and Jharsuguda are required to comply with the norms by December 2023 and December 2024 respectively. We have been working with the relevant government authorities at state and national level, in addition to potential suppliers and business partners to evaluate the best techno-commercial options over the past year. We have had multiple correspondences with regulatory agencies to update on the progress in this regard. We have issued the Letter of Intent for installation of FGD to competent bidders for our Jharsuguda, Lanjigarh and BALCO captive power facilities.

The timeline for FGD installation at TSPL was December 2019. TSPL had issued letter of intent on SEPCO before this deadline. MOP issued notification dated July 2, 2020 to restrict imports from China. Power China SEPCO1 has communicated their inability to execute the FGD project quoting aforementioned MOP notification and prevailing COVID situation in India. TSPL is proceeding with further steps for retendering the FGD project. The Government of Punjab has written to the concerned authorities for extending the timelines for Punjab power plants till December 2022 to implement FGD. The Punjab Pollution Control Board (“PPCB”) issued Show cause Notice (SCN) on November 21, 2019, following which TSPL made a representation to Chairman, PPCB on November 28, 2019. PPCB has since disposed the notice and has forwarded TSPL’s request letter for time extension to Central Pollution Control Board (“CPCB”) till December 2022 and for further direction. CPCB issued SCN on January 31, 2020 for which TSPL submitted their detailed response to CPCB and representation was made to Chairman, CPCB on February 5, 2020 along with IIT Kanpur study report carried out by TSPL showing negligible contribution of its operation on Delhi’s particulate air pollution. The CPCB response is awaited on the same. Meanwhile, CPCB has imposed a nominal fine of ₹ 1.8 million per month per unit for all the plants till they install FGD, which the entity has applied for refund, post MoEF&CC vide notification dated March 31, 2021 extended the FGD installation time limit upto December 2024 APTEL vide order dated August 28, 2020 has approved the said notification including installation and operation of FGD and associated system for Sulphur Dioxide (“SO2”) emissions as well as installation and operation of SNCR and/or any other appropriate technology for Nitrogen Oxied (“NOx”) emissions as a change in law event as per the PPA. It has further stated that TSPL is entitled for additional expenditure for installation and operation of FGD and associated systems including all allied cost like taxes, duties etc. as a part of Additional Capital Cost to be incurred by TSPL and has directed the Commission to devise a mechanism for payment of above mentioned costs and other expenses in relation to procurement, installation, commissioning, operation and maintenance of FGD for SO2 as approved by the concerned authority, after prudence check. PSPCL has appealed against the order in SC and hearings are yet to commence.

Our business is heavily dependent on plant and machinery for the production of our copper, zinc, oil and gas, iron ore and aluminium products, as well as investments in our mining and exploration operations and our commercial power generation business. Investments to maintain and expand production facilities are, accordingly, an important priority and have a significant effect on our cash flows and future results of operations. Our capital expenditures in fiscal year 2019, 2020 and 2021 were ₹ 89,754 million, ₹ 78,227 million and ₹ 68,833 million ($ 941 million), respectively, largely due to our capacity expansion and new projects across our oil and gas, copper, zinc, aluminium and power businesses.

ESL has plans for an expansion project with an estimated investment of approximately ₹ 27,000 million ($ 369 million) for increasing the plant capacity from 1.5 MTPA to 3.0 MTPA in the existing premises. Project includes addition of major facilities like 0.5 MTPA coke plant, new 1.8 MTPA Pellet plant, New 1.1 MTPA blast furnace, 0.18 MTPA DI Pipe plant, railway siding infrastructure, Raw Material Handling System (“RMHS”) along with upgradation of existing plants through debottlenecking and digitalization. Project duration will be 16 to 18 months.

HZL has expansion projects in the amount of approximately ₹ 122,100 million ($ 1,690 million) to be spent on the expansion of its existing underground mines together with the development of the underground mine at Rampura Agucha, expansion of Sindesar Khurd, Zawar, Rajpura Dariba and Kayad mines. As of March 31, 2021, ₹ 109,450 million ($ 1,496 million) has been spent on the expansion projects. Based on a long-term evaluation of assets and in consultation with global experts, the Company is evaluating plans to increase its mined metal capacity from 1.2 mtpa to 1.5 mtpa. The Board has approved the Phase I of this expansion which will increase mined metal and smelting capacity from 1.2 mtpa to 1.35 mtpa through brownfield expansion of existing mines at an estimated capital expenditure of around ₹ 45,000 million ($ 597 million).

We commenced exploration campaigns in Rajasthan in our oil and gas business to test prospective reserves. To unlock the potential of the prospective reserves, we are carrying out exploration drilling, seismic activities construction activities and studies. The estimated cost of this project for joint operation partners is $ 804 million and the corresponding capital expenditure spent on the exploration campaign as of March 31, 2021, is $ 722 million.

We have ongoing projects set up on the existing producing fields at Mangala, Bhagyam and Aishwariya which approximately amounts to $ 5,673 million for joint operation partners. The plan involves ramping up or sustaining the production from all the fields for which additional wells and related surface facilities are being drilled and constructed. Further, we continue to focus on infrastructure creation and prudent reservoir management for water flood and enhanced oil recovery implementation. As of March 31, 2021, $ 4,371 million was spent on the ongoing projects at Mangala, Bhagyam and Aishwariya.

We planned to upgrade the existing Raageshwari gas terminal to provide increased capacity and also to unlock the opportunities in Mangala and Aishwariya Barmer hill development by investing $ 804 million by the joint operation partners. We are also looking at the options to construct a new gas pipeline to monetize the additional gas potential in the block. As of March 31, 2021, $ 634 million has been spent.

Also, we are also intending to start the production from the blocks acquired under Open Acerage Licensing policy (OALP). As of March 31, 2021, $ 55 million has been spent.

We have ₹ 44,240 million ($ 605 million) of ongoing expansion projects to set up a 400,000 tpa copper smelter plant. Specifically, the proposed capacity expansion at Tuticorin had been delayed since December 2009 due to a writ petition filed before the High Court of Madras which has been dismissed by an order dated April 28, 2016. We legitimately approached for necessary approvals for setting up the project. We received environmental clearance from MoEF&CC in May 2015 and a consent to establish from TNPCB for the smelter in November 2016. In December 2017, we restarted the construction activities of the proposed expansion project and the same were in progress. In the meantime, the Madurai Bench of the High Court of Madras in a Public Interest Litigation filed against the MoEF&CC, State Industries Promotion Corporation of Tamil Nadu (SIPCOT) and us, held vide its order dated May 23, 2018 that the application for renewal of the Environmental Clearance for the Expansion Project shall be processed after a mandatory public hearing and the said application shall be decided by the competent authority on or before September 23, 2018. In the interim, the High Court ordered us to cease construction and all other activities on site for the proposed Expansion Project with immediate effect. The MoEF&CC has delisted the expansion project since the matter is sub judice. Separately, SIPCOT vide its letter dated May 29, 2018, cancelled 342.22 acres of the land allotted for the proposed Expansion Project. Further the TNPCB issued orders on June 7, 2018 directing the withdrawal of the Consent to Establish (“CTE”) which is valid till March 31, 2023.

The Company has approached Madras High Court by way of writ petition challenging the cancellation of lease deeds by SIPCOT pursuant to which an interim stay has been granted. The Company has also filed Appeals before the TNPCB Appellate Authority challenging withdrawal of CTE by the TNPCB, The matter is pending for hearing and is listed for filing of counter by TNPCB on August 4, 2021.

We have incurred ₹ 8,645 million ($ 118 million) on these ongoing expansions as of March 31, 2021.

BALCO has set up a 325,000 tpa aluminium smelter and 1,200 MW power facility at an estimated cost of ₹ 107,500 million ($ 1,470 million) which uses pre-baked technology from the Guiyang Aluminium Magnesium Design & Research Institute, or GAMI, of China. The first metal tapping from the 325,000 tpa aluminium smelter started in fiscal year 2015, and commercial production started during fiscal year 2015. On May 13, 2021, the Board approved the expansion of Rolled Product Capacity from existing 50 KTPA to 130 KTPA at a cost of ₹ 3,480 million ($ 48 Million) which will improve the plant’s VAP capacity and overall premium.

Initially in 2008, we planned to expand our alumina refining capacity at Lanjigarh to 6 mtpa and constructing an associated 210 MW captive power plant. The expansion of the alumina refinery and related mining operations in and around the Niyamgiri was put on hold in October 20, 2010, when the MoEF&CC directed us to hold from further expansion. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information – Legal Proceedings” for details. As of March 31, 2021, we spent ₹ 46,001 million ($ 629 million) on the Lanjigarh expansion project (up to 6 mtpa) including other auxiliary assets. Total Project cost for refinery expansion upto 5 MTPA is estimated at ₹ 108,120 million ($ 1,478 million). On February 3, 2021, the expansion plan to increase the capacity of the Lanjigarh alumina refinery to 5 MTPA was approved by Vedanta Limited Board, subject to requisite Government approvals and further on May 13, 2021, the Board approved the estimated cost of ₹ 46,810 Million ($ 640 million). The completion of this expansion plan will place the Lanjigarh alumina refinery as one of the world’s largest single-location alumina refinery complex. We had estimated of investing ₹ 150,380 million ($ 2,056 million) to set up 1,250,000 tpa aluminium smelter at Jharsuguda. As of March 31, 2021, we have already spent ₹ 147,372 million ($ 2,015 million) on this project. Further, the 120 KTPA Billet capacity expansion project has been approved at a cost of ₹ 1,940 Million ($ 27 million) which will improve the VAP capacity and the overall premium.

The first 660 MW and second 660 MW unit of the Talwandi Sabo power plant were capitalized in fiscal year 2015 and 2016 respectively. The third 660 MW unit was capitalized on September 1, 2016 after successfully completing trial runs.

We have scheduled repayment of borrowings during fiscal year 2022, outstanding at the end of fiscal year 2021, denominated in a mix of Indian Rupees and US dollars of ₹ 166,650 million ($ 2,279 million) and ₹ 16,974 million ($ 232 million), respectively. We plan to finance our capital expenditures and our loan repayment obligations out of our cash flows from operations and financing activities. Our failure to make planned expenditures could adversely affect our ability to maintain or enhance our competitive position and develop higher margin products.

Consistent with our strategy to consolidate our ownership interests in our key subsidiaries, we had exercised the second call option to acquire the GoI’s remaining ownership interest in HZL although the exercise is currently subject to dispute. See “Item 4. Information on the Company—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO” for more information. The option value will be the fair market value determined by an independent appraiser and will entail significant capital requirements. Based solely on the market price of HZL’s shares on the NSE on June 25, 2021 of ₹ 339.55 ($ 4.58) per share, and not including the other factors that the independent appraiser may consider, one possible estimation of the exercise price to acquire all of the GoI’s 1,247,950,590 shares in HZL would be ₹ 423,742 million ($ 5,715 million). If the GoI sells its remaining ownership interest in HZL through a public offer, we may look into alternative means of increasing our ownership interest in HZL.

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

We have consistently paid dividends including tax on dividend amounting to ₹ 106,953 million in fiscal year 2019, ₹ 14,441 million in fiscal year 2020 and ₹ 91,216 ($ 1,247) million in fiscal year 2021.

Capital Resources

We plan to finance our capital requirements through a mix of cash flows from operating and financing activities. We do not depend on off-balance sheet financing arrangements. We believe that our working capital requirements can be sufficiently funded through our internal accruals and undrawn line of credit.

Comparison of Years Ended March 31, 2020 and March 31, 2021

Net Cash from Operating Activities

Net cash from operating activities was ₹ 295,952 million ($ 4,046 million) in fiscal year 2021 compared to net cash from operating activities of ₹ 182,393 million in fiscal year 2020, an increase of ₹ 113,559 million. The net increase in cash from operating activities was primarily due to the following reasons:

•	net proceeds of short term investments was ₹ 81,695 million ($ 1,117 million) in fiscal year 2021 compared to net proceeds of short term investments of ₹ 49,870 million in fiscal year 2020.

•	the cash used from operating assets and liabilities (working capital) in fiscal year 2021 was ₹ 7,902 million ($ 108 million) compared to cash used of ₹ 23,822 million in fiscal year 2020.

•	interest received was ₹ 20,351 million ($ 278 million) in fiscal year 2021 compared to inflow of ₹ 9,401 million in fiscal year 2020.

•	dividend received was ₹ 18 million ($ 0 million) in fiscal year 2021 compared to inflow of ₹ 181 million in fiscal year 2020.

We believe our current working capital is sufficient for our present capital requirements.

Net Cash Used in Investing Activities

Net cash used in investing activities was ₹ 167,358 million ($ 2,288 million) in fiscal year 2021 as compared to net cash used of ₹ 116,866 million in fiscal year 2020. The net cash used in investing activities in fiscal year 2021 was higher primarily due to:

•	lower cash used towards acquisition of property, plant and equipment of ₹68,833 million ($ 941 million) in fiscal year 2021 as compared to ₹ 78,227 million in fiscal year 2020.

•	net cash inflow on account of structured investments was ₹ 26,420 million in fiscal year 2020 as compared to nil in fiscal year 2021.

•	net cash outflow on account of short-term deposits was ₹ 34,206 million ($ 468 million) in fiscal year 2021 as compared to cash outflow of ₹ 66,265 million in fiscal year 2020.

•	net cash outflow on account of loans given to related party was ₹ 65,484 million ($ 895 million) in fiscal year 2021 as compared to nil in fiscal year 2020.

•	net cash outflow on account of acquisition of business was ₹ 448 million ($ 6 million) in fiscal year 2021 as compared to net cash outflow of ₹ 335 million in fiscal year 2020.

Net Cash used in Financing Activities

Net cash used in financing activities was ₹ 131,371 million ($ 1,796 million) in fiscal year 2021 and ₹ 87,356 million in fiscal year 2020, primarily on account of:

•

net cash inflow from long-term and short-term debts (other than working capital and related party debt) was ₹ 84,916 million ($ 1,161 million) in fiscal year 2021 as compared to cash inflow of ₹ 23,804 million in fiscal year 2020.

•

net cash outflow for payment of dividend (including deemed dividend and payment of dividend by subsidiaries to non-controlling interests) of ₹ 91,216 million ($ 1,247 million) in fiscal year 2021 as compared to ₹ 14,441 million in fiscal year 2020.

•	net cash outflow from working capital loans was ₹95,925 million ($ 1,312 million) in fiscal year 2021 as compared to cash outflow of ₹ 113,658 million in fiscal year 2020.

Comparison of Years Ended March 31, 2019 and March 31, 2020

Net Cash from Operating Activities

Net cash from operating activities was ₹ 182,393 million ($ 2,420 million) in fiscal year 2020 compared to net cash from operating activities of ₹ 208,420 million in fiscal year 2019, a decrease of ₹ 26,027 million. The net decrease in cash from operating activities was primarily due to the following reasons:

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

Outstanding Loans

See “Note 22: Borrowings” of Notes to the Consolidated Financial Statements.

Export Obligations

See “Note 33: Commitments, guarantees, contingencies and other disclosures—Export Obligations” of Notes to the Consolidated Financial Statements.

Guarantees

See “Note 33: Commitments, guarantees, contingencies and other disclosures—Guarantees” of Notes to the Consolidated Financial Statements.

Capital Expenditure and Commitments

Our principal financing requirements primarily include:

•	capital expenditures, towards expansion of capacities in existing businesses including modernization of facilities;

•	the establishment of our planned commercial power generation business;

•	consolidation of our ownership in our various subsidiaries; and

•	acquisitions of complementary businesses that we determine to be attractive opportunities.

The following table shows our capital expenditures in fiscal years 2019, 2020 and 2021:

Particulars	For Year Ended March 31,
	2019	2020	2021	2021
	(in millions)			(US dollars in millions)
Capital Expenditure	89,754	78,227	68,833	941

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

Contractual Obligations

The following table sets out our total future commitments to settle contractual obligations as of March 31, 2021:

	Payment Due by Period (in millions)
Contractual obligations	Total		Less than 1 Year		1-3 Years		3-5 Years		More than 5 Years
	(₹)	($)	(₹)	($)	(₹)	($)	(₹)	($)	(₹)	($)
Bank loans and borrowings	571,351	7,812	190,081	2,599	169,493	2,317	85,044	1,163	126,733	1,733
Interest commitments(1)	156,424	2,139	45,055	616	51,386	703	31,682	433	28,301	387
Other non-current liabilities(2)	300,205	4,104	286,685	3,919	12,518	171	220	3	782	11
Capital commitments	141,544	1,935	35,748	489	42,941	587	62,855	859	—	—

Total	1,169,524	15,990	557,568	7,623	276,338	3,778	179,801	2,458	155,816	2,131

(1)

Interest payments for long-term fixed rate debts have been calculated based on applicable rates and payment dates. Interest payments on floating rate debt have been calculated based on the payment dates and rates as applicable on March 31, 2021 for each relevant debt instrument.

(2)	Other non-current liabilities consist of security deposits and retentions.

Our total future commitments to settle contractual obligations as of March 31, 2021 were ₹ 1,169,524 ($ 15,990 million), representing a ₹ 12,277 million decrease as compared to our total future commitments to settle contractual obligations as of March 31, 2020.

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

The following table sets forth the name, age and position of each of our chairman, directors, other executive officers and significant employees as of the date hereof:

Name#	Age	Position

Anil Agarwal(1)	68	Non-Executive Chairman

Directors
Navin Agarwal(2)	60	Executive Vice-Chairman and Whole Time Director*
Padmini Somani(3)	45	Non-Executive Independent Director
Dindayal Jalan(4)	64	Non-Executive Independent Director
Priya Agarwal(5)	31	Non-Executive Non – Independent Director
Upendra Kumar Sinha(6)	69	Non-Executive Independent Director
Mahendra Kumar Sharma(7)	74	Non-Executive Independent Director
Akhilesh Joshi(8)	67	Non-Executive Independent Director
Sunil Duggal(9)	58	Whole Time Director* and Chief Executive Officer

Other Executive Officers
Sharad Kumar Gargiya	48	Chief Commercial Officer
Madhu Srivastava	47	Chief Human Resources Officer
Dilip Golani	55	President, Management Assurance Services
Varun Kapoor	44	Director- Investor Relations
Andrew Lewin	61	Head, Health, Safety, Environment and Sustainability
Ajay Goel	45	Deputy Chief Financial Officer
Roma Balwani	62	Senior Director, Communications and Brand
Dhiraj Nayyar	45	Director, Economics and Policy
Vikash Jain	44	General Counsel (Interim)
Leena Verenkar	50	Head- Corporate Social responsibility
Anand Laxshmivarahan R	43	Chief Digital Officer (Interim)
Philip Campbell	61	Head- Asset Optimization

Significant Employees

Zinc India
Arun Misra	56	Chief Executive Officer, Hindustan Zinc Limited
Vinaya Jain	46	Finance Head, Hindustan Zinc Limited

Zinc International
Laxman Shekhawat	53	Anchor, Zinc International Division and CMT
Pushpender Singla	39	Chief Financial Officer, Zinc International Division and CMT

Oil and Gas
Prachur Sah	45	Deputy Chief Executive Officer, Cairn Oil & Gas
Hitesh Vaid	48	Deputy Chief Financial Officer, Cairn Oil and Gas

Iron Ore and Steel
Sauvick Mazumdar	50	Chief Executive Officer, Iron and Steel Business
Navin Kumar Jaju	39	Chief Financial Officer, Iron Ore Business
Navanath Vhatte	58	Chief Executive Officer, Electrosteel Steels Limited

Copper
Pankaj Kumar	53	Chief Executive Officer, Copper Operations at Tuticorin and Silvassa
Anand Soni	41	Chief Financial Officer, Copper Operations at Tuticorin and Silvassa

Aluminium and Power
Ajay Kapur	55	Chief Executive Officer, Aluminium and Power & MD- Commercial
Rahul Sharma	48	Deputy Chief Executive Officer, Aluminium Business
Abhijit Pati	55	Chief Executive Officer and Whole-time Director, BALCO
Chhavi Nath Singh	61	Chief Executive Officer (Interim), Jharsuguda.
Vikas Sharma	57	Chief Executive Officer and Whole-time Director, TSPL
Sonam Donkar	41	Chief Financial Officer, Aluminium Business
Gobinda Gopal Pal	56	Deputy Chief Executive Officer, Alumina Business

*

A “Whole Time Director” is a director who is in whole-time employment of the Company. A Whole-Time Key Managerial Personnel cannot hold office in more than one company except in its subsidiary company.

#	Notes
(a)	Lalita D. Gupte stepped down from her post of Non-Executive Independent Director of the Company from close of business hours on Friday, November 6, 2020;
(b)	Krishnamurthi Venkataramanan ceased to be Non-Executive Independent Director of the Company from close of business hours on March 31, 2021 upon completion of his second and final term;
(c)	GR Arun Kumar resigned from the post of Whole-Time Director & Chief Financial Officer of the Company and was relieved from his position effective from close of business hours on April 24, 2021;

(1)

Anil Agarwal was appointed as the Chairman Emeritus of our Company with effect from April 1, 2014 and ceased to be a member of the Board with effect from April 1, 2014. Subsequently, he has been appointed as an additional Non-Executive Director designated as Chairman of the Company with effect from April 1, 2020 which was approved by the shareholders in the Annual General Meeting of the Company held on September 30, 2020. He is member of Nomination & Remuneration Committee.

(2)

Navin Agarwal was appointed as an Executive Chairman with effect from April 1, 2014. Navin Agarwal was appointed as Whole Time Director with effect from August 17, 2013 to July 31, 2018 and further reappointed with effect from August 1, 2018 upto July 31, 2023. Subsequently, he has been re-designated as Executive Vice-Chairman of the Company with effect from April 1, 2020 and ceased to be a member of the Nomination and Remuneration Committee with effect from April 1, 2020. He is a permanent invitee of the Nomination and Remuneration Committee;

(3)

Padmini Somani has been appointed as an Additional Director designated as Non-Executive Independent Director with effect from February 5, 2021 for a 1st term of two years effective from February 5, 2021 till February 4, 2023 subject to the approval of the shareholders at the ensuing Annual General Meeting. She is also a member of the Corporate Social Responsibility Committee effective February 5, 2021 and appointed as a member of the Stakeholders Relationship Committee effective April 01, 2021.

(4)

Dindayal Jalan has been appointed as an Additional Director designated as Non-Executive Independent Director of the Company for a 1st term of two years effective from April 1, 2021 till March 31, 2023 subject to the approval of the shareholders at the ensuing Annual General Meeting. He has been appointed as a member of the Audit & Risk Management Committee, Nomination & Remuneration Committee and Sustainability Committee effective April 1, 2021.

(5)

Priya Agarwal was appointed as a Non-Executive Non-Independent Director with effect from May 17, 2017. She was appointed as a Non-Independent Director for a term of 3 years effective from May 17, 2017 to May 16, 2020 and further reappointed for a term of 3 years effective from May 17, 2020 till May 16, 2023 which was approved by the shareholders at the Annual General Meeting held on September 30, 2020. As on date, Priya Agarwal is a member of the Corporate Social Responsibility Committee.

(6)

Upendra Kumar Sinha was appointed as a Non-Executive Independent Director with effect from March 13, 2018 till August 10, 2021 which was approved by the shareholders at the Annual General Meeting held on August 24, 2018. In June 2021, the Board of Directors, on recommendation of Nomination and Remuneration Committee of the Company, have considered and approved the re-appointment of Upendra Kumar Sinha as Non-Executive Independent Director on the Board of the Company for a 2nd and final term of 3 years effective from August 11, 2021 to August 10, 2024, subject to approval of the shareholders at the ensuing Annual General Meeting. Upendra Kumar Sinha is the Chairperson of the Stakeholders Relationship Committee and Nomination & Remuneration Committee and member of the Audit & Risk Management Committee and Corporate Social Responsibility Committee. He has been designated as the Chairperson of the Sustainability Committee effective from April 1, 2021.

(7)

Mahendra Kumar Sharma was appointed as Non-Executive Independent Director with effect from June 1, 2019 till May 3, 2022 which was approved by the shareholders of the company at the Annual General Meeting held on July 11, 2019. Mahendra Kumar Sharma is the chairperson of the Audit & Risk Management Committee and Corporate Social Responsibility Committee and member of the Nomination & Remuneration Committee and Stakeholders Relationship Committee.

(8)

Akhilesh Joshi was appointed as an Additional Director designated as Non-Executive Independent Director on the Board of the Company for a 1st term of 1 year effective July 01, 2021 till June 30, 2022, subject to approval of the shareholders at the ensuing Annual General Meeting. He has been appointed as a member of the Audit & Risk Management Committee and Sustainability Committee effective July 1, 2021

(9)

Sunil Duggal has been appointed as an Additional Director designated as Whole-Time Director & CEO and KMP of the Company effective from April 25, 2021 till July 31, 2023, subject to the approval of the shareholders of the Company at the ensuing Annual General Meeting. Sunil Duggal continued to be the member of Sustainability Committee and has been newly appointed as a member of the Stakeholders Relationship Committee effective from April 25, 2021.

Non-Executive Chairman

–

Anil Agarwal was appointed to the Board in May 2003 and is the Executive Chairman of Vedanta Resources Limited since March 2005 and chairs the Nominations Committee. He became the Non-Executive chairman of Vedanta Limited in April 2020. Mr. Agarwal founded the Group in 1976 and has over four decades of entrepreneurial and mining experience. He has led the Group and has helped shape its strategic vision to contribute to a larger purpose towards uplifting communities. Under his leadership, Vedanta has grown from an Indian domestic miner into a global natural resources group with entities listed in a number of markets and a world class portfolio of large, diversified, structurally low-cost assets that are capable of generating strong cash flows. Mr. Agarwal has this year signed the Giving Pledge, a movement of global philanthropists who commit to giving the majority of their wealth to philanthropy or charitable causes. The Anil Agarwal Foundation is committed towards empowering communities, transforming lives and facilitating nation building through sustainable and inclusive growth. Nand Ghars have been created as model anganwadis which are focused on eradicating child malnutrition, providing education, healthcare, and empowering women with skill development. The Anil Agarwal Foundation has teamed up with the Bill & Melinda Gates Foundation to achieve United Nations Sustainable Development Goal 2, which aims to end all forms of hunger and malnutrition by 2030. Anil Agarwal is also the Executive Chairman of Vedanta and a director of Sterlite Technologies Limited, Conclave PTC Limited, Black Mountain Mining (Proprietary) Limited and Anil Agarwal Foundation. He is the son of Late Shri Dwarka Prasad Agarwal and is the brother of Navin Agarwal and father of Priya Agarwal. The business address of Anil Agarwal is 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400099, India.

Directors

–

Navin Agarwal has been with the Group since its inception and has four decades of strategic executive experience. Under his stewardship, Vedanta has enjoyed leadership position in all the major sectors in which it operates. Over the years, he has been instrumental in building a highly successful meritocratic organization, anchored by an extraordinary force of 100,000 employees. He spearheads our strategy through a mix of organic growth and value -generating acquisitions leading to Vedanta’s transformation into a globally diversified natural resources company. He is passionate about developing leadership talent and has been responsible for creating a culture of excellence at Vedanta through the application of advanced technologies and global best practices. He drives Vedanta’s unwavering commitment to the highest standards of corporate governance and engagement with key stakeholders. His vision is to gradually unlock the enormous potential of the natural resources sector and make it an engine of growth for India. The overarching vision of empowering the nation by achieving self - sufficiency in the resource sector remains close to his heart. In recognition of his exceptional distinction in the fields of business and entrepreneurship and contribution to the natural resources sector, he was conferred with the ‘Industrialist of the Year’ award by the Bombay Management Association for 2018. He is a fervent advocate of sustainable development and is committed to the empowerment of women and promotion of culture and sports. He has been the Executive Chairman of Vedanta Limited from April 1, 2014 till March 31, 2020 and with effect from April 1, 2020, he has been re-designated as Executive Vice - Chairman. He serves as Executive Vice Chairman of Vedanta and a Non-Executive Director of HZL and Hare Krishna Packaging Private Limited. He has completed the Owner/President management program at Harvard University and holds a bachelor’s degree in commerce from Sydenham College, Mumbai, India. He is the son of Late Shri Dwarka Prasad Agarwal and is the brother of Anil Agarwal. The business address of Navin Agarwal is 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400099, India.

–

Padmini Somani is one of our independent directors and was appointed to our Board with effect from February 5, 2021. She has been active in the philanthropy and development space for over 20 years. She is the vision behind Salaam Bombay Foundation that she founded in 2002, working with more than 3 million children across India. She has been recognized for her work in youth education, health, and skilling programs with vulnerable and marginalized populations. Having established the largest preventive school based program in tobacco control in India she has also received a number of awards and recognitions including from the WHO, and the Mayor’s citation from Michael Bloomberg. Padmini Somani holds bachelor’s degree in Economics from Sophia College for Women, Mumbai and completed her Master’s in Financial Economics from University of London. She has also been awarded the prestigious Silver Jubilee Pendent and more recently the “Distinguish Alumnus” Award and is an alumnus of the London School of Economics and the London Business School. Padmini Somani serves as a Director on various boards of companies, organizations, charities, and educational institutes including Everest Industries Limited, Madhurima International Private Limited, Narotam Sekhsaria Foundation, Salaam Bombay Foundation, FSN E-Commerce Ventures Private Limited, Ambuja Cement Foundation, Falak Investment Private Limited, Aga Khan Health Services India, Trapu Investments Private Limited, Trapu Cans Private Limited, GACL Finance Private Limited, Radha Madhav Investments Private Limited and as a Managing Director of Madhurima Limited (UK). The business address of Padmini Somani is 2001, Lodha Altamount, Altamount Road, Mumbai – 400026, Maharashtra, India.

–

Dindayal Jalan is one of our independent directors and has been appointed to our Board with effect from April 1, 2021. Dindayal Jalan is a Chartered Accountant and has over 40 years of extensive experience in managing business and finance of large metal & mining companies. He is currently an entrepreneur and independent director on Boards of some prominent Companies. In his previous role, before superannuation in 2016, he was the Group CFO of London listed Vedanta Resources Plc. and an Executive Director and CFO of Vedanta Limited. He started his corporate journey in 1978 with Aditya Birla Group’s Hindustan Gas & Industries Limited as a management trainee, rising upto the ranks of finance & commercial head. He was instrumental in transforming iron ore business & setting up a greenfield SME business for Essel Mining, an associate company. In 1996, he moved to Birla Copper to lead Finance & Commercial function. He was part of the Core team instrumental in setting up and operationalizing the greenfield Copper Smelting project, into a robust operating business. He was responsible for raising finance, building the finance team, putting in place strong business process & systems, negotiating stable sources for long term raw material supplies, setting up commodity hedging desk and building a robust marketing organization. In the year 2001, he moved to Sterlite Industries (now Vedanta Limited) as CEO of its Copper mining business in Australia for five years. He led turnaround of the business, working in a multicultural environment. In 2003, he was appointed as the CFO of Sterlite Industries. In 2005, he was elevated to, CFO of Vedanta Resources PLC, a FTSE 250, London listed company. In this role, he provided strategic leadership to the finance function with a clear focus on enhancing shareholder’s value by improving capital management, governance framework, systems and processes, developing a robust Finance team. He was closely partnering with CEO to drive business performance. Dindayal Jalan serves as a director on the boards of HDFC Trustee Company Limited and Bharat Aluminum Company Limited. The business address of Dindayal Jalan is D-807, Ashok Tower, 63/74, SS Rao Road, Parel, Mumbai - 400012, Maharashtra, India.

–

Priya Agarwal is one of our Non-Executive directors and was appointed to our Board with effect from May 17, 2017 and reappointed with effect from May 17, 2020. She brings with her experience in public relations with Ogilvy & Mather and in human resources with Rediffusion Y&R. She holds a bachelor’s degree in Science (Psychology) with Business Management from the University of Warwick in the UK. She anchors Corporate Social Responsibility, Public Relations & Communications for the Group. She is also a director of Anil Agarwal Foundation. She is the daughter of Anil Agarwal. The business address of Priya Agarwal is 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400099, India.

–

Upendra Kumar Sinha is one of our Independent Directors and was appointed to our Board with effect from March 13, 2018. He has over three decades of experience and has served as the Chairman of Securities and Exchange Board of India (SEBI) from February 2011 to March 2017. He was instrumental in bringing about key capital market reforms. Under his leadership, SEBI introduced significant regulatory amendments to the various acts enhancing corporate governance and disclosure norms. Prior to joining SEBI, he was the Chairman and Managing Director of UTI Asset Management Company Private Limited and has also worked for the Department of Economic Affairs under the Ministry of Finance, India. Upendra Kumar Sinha also serves as director on the boards of several companies including Havells India Limited, Housing Development Finance Corporation Limited and Aavishkaar Venture Management Services Private Limited, as a Board member at Aavishkaar Foundation, Senior Advisor at Max Healthcare Institute Limited and Member Advisory Board at Gaja Corporate Advisors Private Limited. He is also a member of the Army Group Insurance and member of Court of Governors at the Administrative Staff College of India, Hyderabad. The business address of Upendra Kumar Sinha is K 94, 2nd Floor, Hauz Khas Enclave, New Delhi - 110 016, India.

–

Mahendra Kumar Sharma is one of our independent directors and was appointed to our Board effective June 1, 2019. He has over four decades of experience. He retired in May 2007 as the Vice-Chairman of Hindustan Unilever Limited. As Vice Chairman he had responsibility for H.R, Legal & Secretarial, Corporate Affairs, Corporate Communications, Corporate Real Estate functions and new ventures, plantations, and export businesses of the Company. He displays passion for ensuring highest standards of corporate governance and adherence to responsible and ethical conduct in all aspects of business operations. He holds bachelor’s degree in Arts and Bachelors of Law Degree from Canning College, University of Lucknow, completed Post Graduate Diploma in Personnel Management from Department of Business Management, University of Delhi and Diploma in Labour Laws from Indian Law Institute, Delhi. In 1999 he was nominated to attend Advance Management Programme at Harvard Business School. Mahendra Kumar Sharma served on the seven member committee constituted by the GoI for redrafting the Companies Act and was also a member of the Naresh Chandra Committee constituted by GoI which formulated norms for Corporate Governance in India. He is currently the Non-Executive Chairman and Independent Director of United Spirits Limited – Indian subsidiary of Diageo, Atria Convergence Technologies Ltd, (an unlisted public company), an Independent Director of Wipro Limited, Asian Paints Limited, The Anglo Scottish Education Society which runs the Cathedral & John Cannon School in South Mumbai and Non-Executive Non-Independent Director of Ambuja Cements Limited. He also serves on the board of Gwalior Webbing Co. Private Limited, East India Investment Co. Private Limited and Indian School of Business, Hyderabad. He is also the member of National Management Committee and trustee of Indian Cancer Society and Cathedral Welfare Trust. The business address of Mahendra Kumar Sharma is Flat 192-A Wing, Centrum Towers, Barkat Ali Road, Near Wadala East, Mumbai – 400037, Maharashtra, India.

–

Akhilesh Joshi is a first-class mine manager, who began his career at HZL in 1976 and was appointed as COO and Whole-time Director in the period between 2008-2012. He took over as HZL’s CEO and Whole-time Director in the period between 2012-2015. He was designated as President of Vedanta’s Global Zinc Business during 2015-2016. He is the recipient of National Mineral Award 2006, by Govt. of India for his outstanding contribution in Mining Technology and Business Today Best CEO Award (Core Sector) 2013. Akhilesh Joshi serves on the boards of companies like Hindustan Zinc Limited, Rajasthan State Mines and Minerals Ltd, Ferro Alloys Corporation Limited and Facor Power Limited. The business address of Akhilesh Joshi is 54, Polo Ground, Udaipur - 313 002, Rajasthan, India.

–

Sunil Duggal was appointed as the Interim CEO of Vedanta Limited effective April 6, 2020 and subsequently CEO effective August 1, 2020 and Whole-Time Director effective April 24, 2021. Prior to that he was the CEO & Whole-time Director of Hindustan Zinc Limited (HZL), a subsidiary of the Company from year 2015 and completed his tenure in July 2020. He had been associated with HZL since 2010 as Executive Director and thereafter became the Chief Operating Officer in the year 2012 and Dy. CEO in 2014. He is a result oriented professional with over 37 years of experience of leading high-performance teams and more than 20+ years in leadership positions. He is known for his ability to calmly navigate through tough and challenging times, nurture and grow a business, evaluate opportunities and risks and successfully drive efficiency and productivity whilst reducing costs and inefficiencies and deliver innovative solutions to challenges. His thrust on adopting best-in-class mining and smelting techniques, state-of-the-art, environment-friendly technologies and mechanisation, automation & digitalisation of operational activities has added great value. He has an Electrical Engineering degree from Thapar Institute of Engineering & Technology, Patiala. He is an Alumni of IMD, Lausanne - Switzerland and IIM, Kolkata. He is serving as Vice Chairman – International Zinc Association and President – Indian Lead Zinc Development Association. Recently, he has been appointed as the Chair – Confederation of Indian Industry (CII) National Committee on Mining. He also serves as a Director of Skill Council for Mining Sector and Federation of India Mineral Industries. The business address of Sunil Duggal is Core-6, 3rd Floor, Scope Complex, 7, Lodhi Road, New Delhi – 110 003, India.

Executive Officers

–

Sharad Kumar Gargiya has been appointed as Chief Commercial Officer of Vedanta with effect from April 2020. He has been associated with Vedanta Group since October 1998 and has held key senior leadership roles as Chief financial Officer and Chief commercial officer across the group companies. He has been an integral part of the Vedanta group Executive committee and Group Management committee. He is member of the Group Ethics Committee since 2016 and an active member of Group insurance council for over 5 years. He is a versatile leader and has over 22 years of experience in leading high-performance teams, developing and executing strategic initiatives, driving business excellence, and cultural transformation. He has contributed significantly in unlocking the business value through his leadership and strategic roles at Telecom cable, Copper, Aluminum and Power business and Zinc. He has a proven track record of adopting best-in-class technologies and processes to increase efficiencies and optimize cost with a focus on building automation and digitalization of operational activities. The business address of Sharad Kumar Gargiya is Vedanta House, Nehru Road, Mumbai, Maharashtra, India.

–

Madhu Srivastava was appointed as the Chief Human Resources Officer of Vedanta in December 2018. She has been associated with Vedanta for more than eight years and in her earlier role, she was the Chief Human Resources Officer of Cairn- -oil and gas business for close to three years. During this time, she was also leading the Talent Acquisition and Diversity and Inclusion functions for Vedanta. Under her leadership, the Vedanta Group has put in place the right Human Resource policies, progressive and benchmarked people practices and frameworks for talent acquisition talent management, performance management, and rewards and recognition. She has 21 years of experience across human resource as well as sales, marketing and operations, spanning the Fast-Moving Consumer Goods (“FMCG”), telecom, Information Technology Enabled Service (“ITES”), Banking, financial services and insurance (“BFSI”) and natural resources industries. Madhu started her professional journey in 1999 with Godrej where she handled sales in Gujarat and Maharashtra and later moved to the Corporate Sales & Marketing role. Post working with companies like GE Capital and Reliance in operations and marketing profiles, she started her Human Resources journey in 2006 by joining Genpact as Assistant Vice President, Talent Acquisition where she led middle management hiring. She then went on to lead the recruitments for Citibank’s India operations as Vice President, Human Resource before joining Vedanta in 2012. Madhu has completed her Post Graduate Diploma in Management (“PGDM”) in marketing and sales, from the Indian Institute of Management, Ahmedabad The business address of Madhu Srivastava is Core – 6, 3rd Floor, SCOPE Complex 7, Lodhi Road, New Delhi – 110003, India.

–

Dilip Golani currently heads the Vedanta Management Assurance Services function as President, Management Assurance Services. He previously headed the sales and marketing division for HZL and the Vedanta performance management function. Prior to joining the group in April 2000, Dilip Golani was a member of the Unilever corporate audit team responsible for auditing the Unilever group companies in Central Asia, Middle East and Africa region. Prior to that, he was responsible for managing operations and marketing functions for one of the exports businesses of Unilever India. He has over 30 years of experience and has previously worked with organizations such as Union Carbide India Limited and Ranbaxy Laboratories Limited. Dilip Golani holds a bachelor’s degree in Mechanical Engineering and has completed his post graduate studies in Industrial Engineering and Management from the National Institute of Industrial Engineering, Mumbai, India. The business address of Dilip Golani is 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400099, India.

–

Varun Kapoor was appointed as Director – Investor Relations for Vedanta on January 2, 2021. Prior to this role, he was the Chief Strategy & Business Excellence of Cairn Oil and Gas business. He is working towards enhancing the quality, depth and diversity of our shareholder base and investors to ensure optimum valuation for the Company. Mr. Kapoor has more than 18 years of rich leadership and employee experience, having joined Cairn in 2008 and worked in various domains like Mergers & Acquisitions, Commercial & New Business, Gas SBU Asset Management, Business Strategy, Corporate Planning and Business Excellence. Prior to joining Cairn, Mr. Kapoor had experience in buy-side and sell-side equity research with top tier funds and banks like Fidelity, Deutsche Bank, S&P Crisil. He holds a PGDM from IIM Calcutta and a Masters & a Bachelor’s degree in Economics from Delhi University. The business address of Varun Kapoor is Core – 6, 3rd Floor, SCOPE Complex 7, Lodhi Road, New Delhi – 110003, India

–

Andrew Lewin joined us as Group Health, Safety, Environment and Sustainability Head in February 2020. He has over 33 years of experience within mining and oil and gas industries. Previously, he was Managing Director at Spectrum Risk Consulting, Australia. He has also held a number of senior roles at BHP Billiton, Newmont Mining Corporation and other companies across USA, Australia and UK with responsibility for health, safety, environment and sustainability assurance. He has done PhD in Chemistry from University of Waterloo and Postgraduate Diploma in Health and Safety from Aston University, England. He also holds M.Sc. degree in Physics from The University of Manchester, and a B. Sc. (Hons) degree in Chemistry from University of Bristol. The business address of Andrew Lewin is Hindustan Zinc Limited, Yashad Bhawan, Udaipur- 313 004, Rajasthan, India.

–

Roma Balwani was appointed as Senior Director of Communications and Brand with effect from December 2020. Prior to this she was holding position as Director of Communications and Brand since October 2019. Earlier she was Sr. Advisor from April 2019. Roma’s prior stint with Vedanta was as President- of Group Communications, Sustainability and Corporate Social Responsibility from April 2014 till August 2017. Prior to joining our company, she was Chief Communications Officer at Mahindra and Mahindra Limited. With over three decades of experience, she has won several Indian and International awards and accolades and she speaks at several Summits on Sustainable Development and Communications in India and overseas. She has the distinction of being included for 3 consecutive years in the Holmes Global Report, USA, a recognition in the Global Influence 100 listing of In-house Communicators. She is a Director on the board of John Cockerill, India (formerly “CMI FPE Ltd”). the Indian subsidiary of the Belgian company John Cockerill. Roma also chairs the CSR and NR committees as a board member. She did her graduation in economics from Mumbai University and post-graduation (Diploma) in marketing management from Sasmira’s Institute of Management Studies and Research, Mumbai and has completed executive management program at Harvard Business School, Massachusetts, USA. The business address of Roma Balwani is 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400099, India.

–

Dhiraj Nayyar was appointed as Director, Economics and Policy in October 2019. Prior to this, he was the Chief Economist of Vedanta Limited since October 2018. Before joining Vedanta, he was Officer on Special Duty and Head, Economics, Finance and Commerce at NITI Aayog, GoI from October 2015 till October 2018. He has more than 15 years of experience in economics domain. In this role, functionally equivalent to Joint Secretary, GoI, he was responsible for all policy matters related to the Departments of Economic Affairs, Revenue, Financial Services, Investment and Public Asset Management and Commerce. He was Secretary of the Inter-Ministerial Committee on Sick and Loss-Making Public-Sector Enterprises, Member-Secretary of NITI Aayog’s Committee on Strategic Disinvestment and Member, Spices Board. Prior to joining Government, Dhiraj spent several years in the media in senior positions. He was an India columnist at Bloomberg View, managing editor at The Quint, editor-at-large at Firstpost.com, Deputy Editor at India Today and Opinion Editor at Financial Express. Dhiraj did BA Honours in economics from St. Stephen’s College, Delhi University, M.A. in Philosophy, Politics and Economics from Merton College, Oxford and M. Phil in Development Economics from Trinity College, Cambridge where he also pursued doctoral research in Economics and taught development economics. The business address of Dhiraj Nayyar is Core – 6, 3rd Floor, SCOPE Complex, 7, Lodhi Road, New Delhi – 110003, India.

–

Leena Verenkar was appointed as Head of Corporate Social responsibility (Vedanta) in October 2019. In addition to the current responsibilities, she also holds the charge as the Chief of Advocacy & Public relations and Head of Corporate Social responsibility for Sesa Iron Ore Business since 2015. Prior to this, she was Head of CSR of Iron Ore Goa since 2010. Leena started her career with our company in 1996, in the field of environment management and compliance and led the environment team for 12 years. She has more than 25 years of experience in environment management, community relations, advocacy and public relations. Leena holds master’s degree in microbiology from Goa University and in ecology and environment from Bhopal University, India. She has Fulbright Scholarship by US foundation in India and LEAD fellowship by Lead India. She is also recognized as Women Leader of the year by Economic Times and 100 most impactful CSR leaders (a global listing) by World CSR in 2017. Leena has been a recipient of Great Manager’s award in 2019. The business address of Leena Verenkar is Vedanta Limited, Sesa Goa Iron Ore, Sesa Ghor, 20 EDC Complex, Patto, Panjim, Goa- 403001, India.

–

Anand Laxshmivarahan was appointed as Interim Chief Digital Officer (“CDO”) for Vedanta Limited in June 2020. His current responsibilities entail driving digital led interventions across the business with a focus on achieving organization’s goals on enhanced reserves, improved recovery, enhanced Health, Safety, Security and Environment (“HSSE”), operational and people excellence. Anand joined Vedanta in 2018 as Chief Digital Officer in the Oil & gas business. Anand is a Digital Transformation Leader with over 21 years of industry experience working with global multinationals in various key business and technical roles. He has two decades of exposure to systems and technologies within Oil & Gas and Manufacturing domains. His previous experiences include Oil & gas consulting working with global majors on Digital Transformation programs Prior to that he has had experiences working with industrial automation companies focusing on process control and automation systems within Manufacturing and Oil & gas. He has worked with companies like Wipro Technologies, Honeywell, General Electric and Siemens. Anand has completed his BE in Electronics and Telecommunication from Dr, Babasaheb Ambedkar Marathwada University, Maharashtra and Masters from Indian Institute of Management, Bangalore. The business address of Anand Laxshmivarahan R is ASF Center, Tower B, 362-363, Jwala Mill Road, Phase IV, Udyog Vihar, Gurugram, Haryana 122016, India.

–

Vikash Jain was appointed as the Vedanta General Counsel (Interim) for legal matters across the group in March 2021. In addition to the said responsibilities, he also continues to hold the charge as the General Counsel – Oil & Gas Business, Vedanta Limited. He joined our company in March 2016 as Vice President and General Counsel – Aluminium Business. He has over 25 years of experience in handling complex litigations, contract negotiations, regulatory issues, compliance assurance, mergers and acquisitions, foreign collaborations, joint ventures, advocacy, investors’ relations and Taxation (Direct & Indirect) etc. Prior to joining our company, he has experience working with organizations like Transocean, Jubilant Group, Hindustan Oil Exploration Company Limited, Endurance Group etc. He is a law graduate. He is also a qualified company secretary and an associate member of the Insurance Institute of India. He is also doing his Executive MBA from Indian School of Business, Hyderabad. The business address of Vikash Jain is Cairn Oil & Gas – Vedanta Limited, ASF Center, Udyog Vihar, Phase IV, Gurugram, Haryana, India.

–

Ajay Goel has been appointed as Deputy Chief Financial Officer of Vedanta Limited, effective March 23, 2021 based at Delhi. In this role, Ajay is responsible for Financial Planning & Analysis, Accounting and Consolidation, Controllership, Audit, Tax, Secretarial & Compliance and Risk management. He is driving business performance monitoring and reporting with focus on benchmarking and analytics. Ajay is a national rank holder both as Chartered Accountant and Company Secretary. He brings 21 years of rich experience in global multinational companies like General Electric, Nestle, Coca Cola and Diageo. Ajay joins us from Diageo - USL and under his leadership, the company achieved highest standards of Corporate Governance, Reporting, Tax management, Treasury restructuring, Optimization of borrowing costs. The business address of Ajay Goel is Core – 6, 3rd Floor, SCOPE Complex 7, Lodhi Road, New Delhi – 110003, India

–

Phillip Campbell has been an advisor, for Vedanta Asset Integrity and Lanjigarh Expansion since January 2020. Phil joined Vedanta as the Director of Lanjigarh Refinery in January 2018 and he has over 40 years of experience within the mining industry. Previously, Phil was Vice President – Mine and Refinery Operations at Maaden, Saudi Arabia. Phil has held senior roles at Queensland Alumina Limited, UC Rusal and Alcoa across the Middle East, Australia and Russia with responsibility for asset optimization and production management. Phillip has a Master’s degree in Metallurgy from the University of Wollongong. The business address of Phillip Campbell is 7 Clive Street Bicton 6157 WA, Australia.

Other Significant Employees

Zinc India Business

–

Arun Misra has been appointed as Chief Executive Officer, HZL effective August 2020. Prior to this he held the position of Deputy Chief Executive Officer, HZL since joining the company on November 20, 2019. In his previous role, he was associated with TATA Steel Limited as Vice President of raw materials. He has 32 years of rich and diverse experience in leading various strategic positions within TATA steel. Arun Misra has a bachelor’s degree in electrical engineering from IIT Kharagpur, a diploma in mining and beneficiation from University of New South Wales Sydney and a diploma in general management from CEDEP, France. The business address of Arun Misra is Hindustan Zinc Limited, Yashad Bhawan, Udaipur- 313 004, Rajasthan, India.

–

Vinaya Jain was appointed as senior vice president, and head finance of HZL in April 2021. He has an MBA from Duke University and is a gold medalist in engineering from IIT-BHU (Banaras Hindu University). He brings 25 years of rich experience in global multinational companies like General Motors and Infosys across India, the United States, Europe, and Africa in areas of Finance Business partnering, treasury, capital markets, M&A, and supply chain. He has held CFO roles at General Motors and Bira 91. The Business address of Vinaya Jain is Hindustan Zinc Limited, Yashad Bhawan, Udaipur- 313 004, Rajasthan, India.

Zinc International Business

–

Laxman Shekhawat was appointed as Business Head, anchoring the Management Committee of Vedanta Zinc’s International Division and CMT to drive business growth on April 24, 2020. Previously, he held the role of Director of Operations of HZL from February 2019. He holds a Bachelor’s degree in Mining engineering and has been working with HZL since 1990. With an experience of over 30 years in mining and engineering, he has served in various leadership positions in mining and engineering companies for more than a decade. He is instrumental in developing and executing strategies to unlock the full potential of HZL mines and bring the best practices in mining portfolio. In 2017, he was awarded with prestigious “National Geoscience Award” by the President of India. The business address of Laxman Shekhawat is Green office, Aggeneys, Northern Cape, Republic of South Africa.

–

Pushpender Singla is the executive director and business CFO at Vedanta Zinc International. He was appointed as the Chief Financial Officer (“CFO”) of Vedanta Zinc international and CMT Australia Business in October 2016. He was earlier appointed as the Deputy Chief Financial Officer of Vedanta Zinc international and CMT Business in November 2015. He has over 14 years of experience in the mining and metal industry across India, Australia and Africa and served Aluminum, Power, Copper and Zinc Business in Group. He joined the Group in February 2007. During his tenure within the Group, he has handled various functions including project finance, treasury, trade finance, business and financial control, commercial, marketing, legal, information technology and advocacy. He is Director of Vedanta companies in Africa, Australia and Ireland including Black Mountain Mining Pty Ltd. He is Director of, Vedanta Lisheen Holding Ltd, Killoran Lisheen Finance Limited, THL Zinc Namibia Holding (Pty) Ltd and Skorpion Zinc (Pty) Limited. He was Chairman as well as Director of International Zinc Association, Africa before it merged with IZA Global. He also represents as a Treasurer of CII Indian Business Forum (South Africa), an India South Africa Industry Body. Pushpender Singla has a bachelor’s degree in commerce from Maharaja Ganga Singh University, Bikaner, Rajasthan and is an associate member of the Institute of Chartered Accountant of India and South Africa Institute of Chartered Accountants (“SAICA”). The business address of Pushpender Singla is Vedanta Zinc International, 2 Maude Street, 11th Floor, The Forum Building, Sandton, 2196, South Africa

Oil and Gas Business

–

Prachur Sah joined the Vedanta as Director - New Ventures and Reserves of Cairn from August 21, 2018 and was made Deputy Chief Executive Officer of Cairn Oil & Gas on October 19, 2020. He has since played a key role towards realizing Cairn’s broader vision and is responsible for unlocking value through monetization of our new Exploration Blocks under OALP. Prior to joining Vedanta, Prachur had 19 years of rich and diverse experience at Schlumberger and has worked across geographies including Houston, South America, UAE and India. At Schlumberger, he held various roles in Operations, Transformation and Business Development, and left Schlumberger as the Managing Director for India, Bangladesh and Sri Lanka. He holds a bachelor’s degree in Electrical and Electronics from IIT – Mumbai and a master’s degree in Oil and Gas Management from Heriot Watt University, Edinburgh. The business address of Prachur Sah is ASF Center, Tower A, 362-363, Jwala Mill Road, Phase IV, Udyog Vihar, Gurugram, Haryana 122016, India.

–

Hitesh Vaid leads the Finance function of Cairn Oil & Gas. As part of Oil and Gas leadership team, Hitesh Vaid plays a critical role in business partnering and realizing the full business potential through business delivery, focusing on financial achievement through cost optimization and control, process efficiency improvement, capex planning, cash management and financial accounting & reporting. Hitesh is a graduate in Commerce from Shri Ram College of Commerce (“SRCC”), Delhi University and qualified as Chartered Accountant from The Institute of Chartered Accountants of India. He brings in 17 years of work experience in the Oil & gas Business. Prior to joining Cairn in 2007, Hitesh worked with Bharat Petroleum Corporation Limited for 4 years as part of the Management Reporting team. The business address of Hitesh Vaid is ASF Center, Tower A, 362-363, Jwala Mill Road, Phase IV, Udyog Vihar, Gurugram, Haryana 122016, India.

Iron Ore and Steel Business

–

Sauvick Mazumdar is holding the position of Chief Executive Officer of Iron and Steel Business since 10th May 2021. Before this, he was Chief Executive Officer – Sesa Goa, to which he was appointed on July 12, 2019. Prior to that role he the Deputy Chief Executive Officer of Iron Ore Business and Vice President since October 1, 2016. Sauvick joined the organization in the year 1994 and is a home grown leader who rose to the ranks from a GET to CEO. He is a well-seasoned executive with 24+ years of extensive experience, having built a solid reputation for achieving business growth through strategic direction, diverse perspectives and positive leadership. He is presently responsible for the overall operations and expansion projects of the Iron Ore & Ferro Alloys business within India — Goa & Karnataka along with Value Added Business (Pig Iron, Met coke, and Power), Jharkhand, Bellary, overseas projects at Liberia and Ferro Alloys business at FACOR in Odisha. Sauvick has a B.Tech degree in mining engineering from NIT Surathkal and a First Class Mines Manager’s Certificate of Competency from DGMS, GoI, Dhanbad. The business address of Sauvick Mazumdar is Vedanta Limited, Sesa Goa Iron Ore, Sesa Ghor, 20 EDC Complex, Patto, Panjim, Goa- 403001, India.

–

Navin Kumar Jaju has been appointed as the Chief Financial Officer of Iron Ore Business in April 2020. He joined Vedanta in March 2005. Navin Kumar Jaju has over 15 years of experience in Finance, Accountancy, Audit, Taxation, Treasury and Corporate Governance. In his current role as a Chief Financial Officer he oversees the Finance, Information Technology and Secretarial functions of Sesa Goa Iron Ore. Prior to joining the Iron ore Business of Vedanta, Navin Kumar Jaju has worked in our Group Companies like HZL and BALCO and Corporate Office. He is a B. Com graduate from St. Xavier’s College and a Chartered Accountant from the Institute of Chartered Accountants of India. The business address of Navin Jaju is Vedanta Limited, Sesa Goa Iron Ore, Sesa Ghor, 20 EDC Complex, Patto, Panjim, Goa- 403001, India.

–

Navanath Vhatte has been appointed as Chief Executive Officer and Whole Time Director of ESL Steel Limited w.e.f. 10th May 2021. Mr. Vhatte is associated with Vedanta since 1993 and has held various senior management positions. Prior to moving ESL as CEO-ESL Steel Limited, he was heading the Value Addition Business (VAB) of VEDL. In this role, he was responsible for the growth of the VAB along with Plant Operations, Sales of Pig Iron, Met Coke and Power. His leadership and strategic approach have helped VAB to become the largest merchant pig iron producer in India at the lowest cost among peer groups. Mr. Vhatte championed the successful expansion of Pig Iron, Met Coke and Power Plant raising the unit capacity to 800 K Mt of Pig Iron. Previously, he has worked with Kalyani Steels, Pune for 8.5 years as a Project & Maintenance Engineer. He brings with him more than 36 years of experience in the Pig Iron, Metallurgical Coke, Waste Heat based Power Plant and Steel Industry. Mr. Vhatte holds Diploma in Electrical Engineering (DEE) from Government Polytechnic Maharashtra, and Graduation in Elect. Engineering (AMIE)from Institute of Engineers and MBA in Finance from IGNOU. The business address of Mr. Vhatte is ESL Steel Limited (Formerly known as Electrosteel Steels Limited) Vill. Siyaljori, Post - Jogidih, O.P. - Bangaria, P.S. - Chandankyari, Bokaro - 828303, Jharkhand.

Copper Business

–

Pankaj Kumar was appointed the Chief Executive Officer of our copper operations in Tuticorin, Silvassa and Fujairah Gold FZC and director of MEL in March 2019. In his career of over 30 years, Pankaj has worked with large conglomerates like Tata Steel, Mittal Steel, Adani ports, Gujrat Guardian Limited and United Breweries Limited. Prior to joining us at Sterlite Copper as Chief Executive Officer he was the Chief Operating Officer at Hindustan Zinc Limited. Pankaj holds a bachelor’s degree of Technology (Hons.) in Mechanical Engineering from Indian Institute of Technology Kharagpur and Post Graduate diploma in Business Management with specialization in Operations Management and Information Technology from XLRI - Xavier School of Management, Jamshedpur, India. The business address of Pankaj Kumar is SIPCOT, Industrial Complex, Madurai Bypass Road, Thoothukudi, Tamil Nadu- 628002, India.

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

Aluminum and Power Business

–

Ajay Kapur was appointed as Chief Executive Officer, Aluminium and Power in March 2019 and took on an additional role as Managing Director of Commercial on 24 November 2020. Ajay leads the Aluminium and Power business for Vedanta comprising of 2.3mtpa installed smelter capacity, 8GW of Power and 2mtpa of Alumina Refinery. Prior to his appointment at Vedanta Limited, Ajay was Managing Director and Chief Executive Officer for Ambuja Cements. He started his career as an Executive Assistant to then founder and Managing Director. He went on to handle various strategic positions at Ambuja cements with his last position as Managing Director and Chief Executive Officer. Ajay Kapur holds a graduate degree in economics from St. Xavier’s College, Mumbai, MBA from KJ Somaiya Institute, Mumbai and is an alumnus of Wharton’s Advanced Management Program. The business address of Ajay Kapur is Vedanta House, Nehru Road, Mumbai, Maharashtra, India.

–

Chhavi Nath Singh is Chief Executing Officer (Interim) of our Aluminium business- Jharsuguda in July 2019. He had joined Vedanta in 2016 as Chief Operating Officer of Talwandi Sabo Power Ltd. He has a rich experience of 38 years in Power Industry and played a pivotal role in stabilization of TSPL operations, He has also worked for companies like National Thermal Power Corporation Ltd., Essar Power and JSW Energy Ltd. He has a post graduate degree (“PGDBM”) from Management Development Institute, Gurgaon and a bachelor’s degree in mechanical engineering from Motilal Nehru National Institute of Technology, Allahabad (formerly Motilal Nehru Regional Engineering College). The business address of Chhavi Nath Singh is Vedanta Limited, Jharsuguda, PMO Office, Bhurkahamunda PO- Sripura District Jharsuguda, Odisha- 768202, India.

–

Abhijit Pati was appointed as Chief Executive Officer & Whole Time Director of Bharat Aluminium Company Limited (Balco). on July 25, 2019, prior to this he was CEO of our Aluminium business, Jharsuguda from March 2015. Earlier he was the president and Chief Operating Officer of our aluminium and power business at Odisha since April 2012. He has over 32 years of experience in aluminium industry. Prior to joining us, he was the vice president with Hindalco Industries Limited. He started his career as a budding engineer with Indian Aluminium Company in the year 1989. He was awarded with the ‘Exceptional Contributor Award’ from the Aditya Birla Group Chairman, Mr. Kumar Mangalam Birla for significant contribution to turn around Hirakud Aluminium Smelter in the year 2006 and won the prestigious British Sword of Honor for the Hirakud Smelter in the year 1999. He is a member of the Bureau of Energy Efficiency under Ministry of Power, GoI. He is also holding the position of Vice President in Aluminium Association of India and member of Governing body. He is two times gold medalist from prestigious institutes like Calcutta University and International Management Institute, New Delhi. Abhijit Pati has a first class honours bachelor’s degree in chemical engineering from Calcutta University and a master’s in business administration from International Management Institute, New Delhi.

–

Vikas Sharma was appointed the Chief Executive Officer of TSPL - our power business in July 2019 He was appointed as Whole Time Director designated as CEO & WTD effective from Oct 2019, prior to his stint at TSPL he was appointed as Chief Executing Officer & Whole Time Director of BALCO in March 2017.Vikas Sharma has experience of over 31 years in various national and multi-national companies. He has experience of serving HMT Watches Limited, Su-Raj Diamonds India Private Limited, AMP India Private Limited (now Tyco Electronics), Praxair India Private Limited, Jindal Praxair Oxygen Company Limited and JSW Steel Limited in various key positions. Vikas Sharma joined Vedanta Group as location head of Chanderiya Smelter of HZL in 2012 and was gradually elevated to the Chief Operating Officer of smelters division of HZL in June 2014. During his tenure at Vedanta, he played integral role in the growth of the Company and made significant contribution in safety, productivity and people development. Vikas Sharma holds bachelor’s degree with Honors in Mechanical Engineering from Engineering College Kota, University of Rajasthan and a Master’s in Business Administration in Marketing from Sikkim Manipal University, Gangtok, India. The business address of Vikas Sharma is Village Banawala, Mansa - Talwandi Sabo Road, Distt. Mansa, Punjab - 151302, India.

–

Rahul Sharma joined the Vedanta Group in 1998, and is the deputy Chief Executive Officer of Aluminium Business since 24 November 2020, Prior to this role, he worked as Chief Executive Officer (Acting) of Alumina Business from April 2019 and as Director of Corporate Strategy (Aluminium and Power). He joined Vedanta in 1998. Rahul Sharma has diversified experience of over 25 years and has held leadership positions at Vedanta Limited and Sterlite Technologies Limited. Prior to joining Vedanta, he was Chief Marketing Officer (Domestic and International) and Business Head of System Integration Business at Sterlite Technologies Limited. He is one of the principal figures of India’s Metal & Mining industry and has been playing and has been playing a significant role in driving various policies and creating a strategic framework for numerous government reforms for development of exploration, mining and non-ferrous metal sector in the country in the most sustainable manner. Rahul is also the office bearer of various eminent industry associations, including the current President of Aluminium Association of India (AAI), Chairman of Indian Captive Power Producers Association (“ICPPA”), and Co-Chair of FICCI’s Mining Committee. For his exemplary leadership he has been conferred with various awards and accolades including People’s CEO of the year award 2020 and `Business Leader of the year award at International Conference on Non-Ferrous Metals-2017 for his contribution to India’s Metal and Mining industry. Rahul is an alumnus of IIM –Ahmedabad Executive General Management program, has an MBA in Marketing and a B.E. in Electronics and Communication The business address of Rahul Sharma is Core – 6, 3rd Floor, SCOPE Complex, 7, Lodhi Road, New Delhi – 110003, India.

–

Sonam Donkar was appointed as Chief Financial Officer of our aluminium business in August 2020 for taking care of the overall finance function. Sonam is part of Vedanta group since October 2018. Prior to joining us, she has worked with Fortune 500 giants like PepsiCo, Dell Computers, Standard Chartered Bank & Ballarpur Industries for more than 15 years. She has extensive experience across diverse industries- Manufacturing, IT, FMCG & Banking covering the core finance areas of accounting, planning, treasury, information technology, controllerships, finance business partnering in areas of operations, supply chain, procurement, customers, among others. Sonam is a qualified Cost Accountant from CIMA London and MBA from IIM Bangalore. The business address of Sonam Donkar is Core – 6, 3rd Floor, SCOPE Complex, 7, Lodhi Road, New Delhi – 110003, India.

–

Gobinda Gopal Pal is Dy. Chief Executive Officer of our Alumina business- Lanjigarh since April, 2021. He had joined Vedanta in 2011 as Head- Pot Line of Vedanta Ltd, Jharsuguda. He has a rich experience of 33 years in Aluminium Industry and played a pivotal role in various O&M Vertical ( Aluminium Business), Senior management Profiles. He has also worked for companies like National Aluminium Company, MOZAL Aluminium, Bharat Aluminium Company (BALCO). He has a Bachelor degree as “BE-Metallurgy” from REC, Durgapur. The business address of Gobinda Gopal Pal is Vedanta Limited, Lanjigarh, Project Office, District -Kalahandi, Odisha- 766027, India.

None of our directors, other executive officers and significant employees are elected or appointed under any arrangement or understanding with any major shareholder, customer, supplier or otherwise.

B. Compensation

Compensation of Executive Directors, Executive Officers and Significant Employees

The aggregate compensation we paid our executive directors, executive officers and significant employees for fiscal year 2021 was ₹ 1,126 million ($ 15.0 million), which includes ₹ 970 million ($ 13.1 million) paid towards salary, bonuses, allowances and other cash payments, ₹ 106 million ($ 1.4 million) paid and payable for the fair value of share options and cash based units granted to our executive directors, executive officers and significant employees and ₹ 51 million ($ 0.7 million) paid towards benefits such as contributions to the provident fund and superannuation fund. The total compensation paid to our most highly compensated executive director, executive officer or significant employees during fiscal year 2021 was ₹ 148 million ($ 2 million) of which ₹ 142 million ($ 1.9 million) constituted salary, bonuses, allowances, and perquisites, and ₹ 6 million ($ 0.1 million) was contribution to provident and superannuation funds.

The following table sets forth the compensation paid to our executive directors, executive officers and significant employees in fiscal year 2021, where the disclosure of compensation is required on an individual basis in India or is otherwise publicly disclosed by us:

(₹ and $ in millions)

Name	Salary, Bonuses, Allowances and Perquisites	Fair Value of Share Options granted	Contribution to Provident and Superannuation Funds	Total (₹)	Total ($)
Navin Agarwal (1)	142.2	0.0	5.9	148.0	2.00
Sunil Duggal(2)	76.8	12.2	2.6	91.6	1.25
GR. Arun Kumar(3)	53.1	10.4	2.1	65.6	0.90
Madhu Srivastava	19.2	3.3	0.6	23.1	0.32
Dilip Golani	32.1	6.5	2.3	40.9	0.56
James Cartwright(4)	25	5.1	—	30.1	0.41
Anup Agarwal(3)	16	3.6	0.9	20.5	0.28
Sharad Kumar Gargiya(5)	14.0	1.6	0.5	16.1	0.22
Vineet Bose (6)	14.9	0	0.5	15.4	0.21
Dhiraj Nayyar	8.8	0.5	0.4	9.7	0.13
Leena Verenkar	4.9	1	0.8	6.7	0.09
Andrew Lewin	26.8	0	1.1	27.9	0.38
Arun Misra	32.6	1.6	1.9	36.1	0.49
Swayam Saurabh(3)	19.9	1.3	0.6	21.8	0.30
Navin Jaju(7)	9.1	1.7	1.2	12	0.16
Deshnee Naidoo(8)	5.3	0	0.8	6.1	0.08
Pushpender Singla	21.2	2.9	0	24.1	0.33
Ajay Kumar Dixit(9)	9.5	0	0	9.5	0.13
Ajay Kapur	82.7	6.2	8.4	97.3	1.33
Abhijit Pati	35.1	6.5	2.1	43.7	0.60
Vikas Sharma	23.2	4.5	1.1	28.8	0.39
Rahul Sharma	21.4	3	1.8	26.2	0.36
Mahesh Iyer	4.8	0.9	0.4	6.1	0.08
Ashok Sonthalia(10)	4.3	0	0.4	4.7	0.06
Pankaj Kumar	19.4	3.4	1.1	23.9	0.33
Amit Agrawal(11)	1	0	1.7	2.7	0.04
Anand Soni(12)	8.7	1.9	0.3	10.9	0.15
Pankaj Malhan	13.8	0.8	0.4	15	0.21
Jalaj Kumar Malpani(13)	4.5	0	1.7	6.2	0.08
Sauvick Mazumdar	13.9	3.4	1	18.3	0.25
Azad Shaw(14)	11.6	0	1.8	12.4	0.17
Laxman Shekhawat	30.1	4.1	0.2	34.4	0.47
Prachur Sah(15)	42.4	4.3	1.1	47.8	0.65
Vivek Rathi(16)	10.2	0	0.7	10.9	0.15
Anand Laxshmivarahan R	6.2	0.6	0.2	7	0.10
Roma Balwani	16.4	0	0	16.4	0.22
Ajay Goel(17)	2.96	0	0.01	2.97	0.04
Varun Kapoor(18)	7.4	0.9	0.5	8.8	0.12
Vikash Jain(19)	19.5	2.7	1.2	23.4	0.32
Hitesh Vaid(20)	10.1	1.4	0.8	12.3	0.17
Chhavi Nath Singh(21)	22.9	6.5	0	29.4	0.40
Sonam Donkar	8.4	0.4	0.6	9.4	0.13
Gobinda Gopal Pal	17.3	3.2	1	21.5	0.29

Total	969.7	106.4	50.7	1125.7	15.4

(1)

Additionally, during the fiscal year 2021, sitting fees and commission paid to Navin Agrawal from HZL was ₹ 0.275 million and ₹ 1.5 million respectively. Also, he received remuneration from Vedanta Resources Limited amounting to ₹ 8.5 million for fiscal year 2021 and cash-based units amounting to fair value of ₹ 44 million under Vedanta Resources Limited Cash Based Plan/ Long Term Incentive Plan (“Vedanta CBP/ LTIP”).

(2)	Sunil Duggal assumed the position of Vedanta CEO (Chief Executive Officer) on August 1, 2020.
(3)	GR Arun Kumar, Anup Agarwal and Swayam Saurabh left the services of the company subsequent to March 31, 2021.
(4)	James Cartwright left the services of the company on January 31, 2021.
(5)	Sharad Kumar Gargiya assumed the role of CCO (Chief Commercial Officer) on August 1, 2020.
(6)	Vineet Bose left the services of the company on March 6, 2021.
(7)	Navin Jaju assumed the role of CFO (Chief Financial Officer) - Iron Ore Business (IOB) on July 1, 2020
(8)	Deshnee Naidoo left the services of the company on May 31, 2020.
(9)	Ajay Kumar Dixit left the services of the company on May 15, 2020
(10)	Ashok Sonthalia left the services of the company July 31, 2020.
(11)	Amit Agarwal left the services of the company on May 23, 2020.
(12)	Anand Soni was named CFO (Chief Financial Officer) of Sterlite Copper on July 1, 2020.
(13)	Jalaj Kumar Malpani left the services of the company on August 1, 2020.
(14)	Azad Shaw left the services of the company on May 31, 2020.
(15)	Prachur Sah was appointed CEO (Chief Executive Officer) of Cairn on October 19,2020.
(16)	Vivek Rathi left the services of the company on October 26, 2020.
(17)	Ajay Goel was appointed to the post of Deputy Chief Financial Officer, of Vedanta Limited on March 23, 2021. The salary was paid as arrears in April.
(18)	Varun Kapoor was appointed to the post of director investor relations, on February 1, 2021.
(19)	Vikash Jain was appointed to the post of General Counsel, Cairn on December 15, 2020.
(20)	Hitesh Vaid was appointed to the post of Deputy CFO (Deputy Chief Financial Officer) Cairn, on October 27, 2020.
(21)	Chhavi Nath Singh remains in the services of the company.

The aggregate compensation paid or payable to our non-executive directors for fiscal year 2021 was ₹ 46.4 million ($ 0.6 million), which comprised ₹ 7.3 million ($ 0.1 million) in sitting fees and ₹ 39.1 million ($ 0.5 million) in commissions.

In December 2016, our Company introduced an Employee Stock Option Scheme by awarding our Company options to our selected employees. Under this scheme, the vesting of options is based on our Company’s performance as against our industry competitors and based on total shareholder return, for which the vesting percentage is determined over a three year performance period from the date of grant. The stock options awarded under this scheme in 2016 got vested upon approval from Nomination and Remuneration Committee on January 31, 2020 where the Relative Total Shareholder Return (“TSR”) based vesting has been NIL.

In September 2017, the Employee Stock Option Scheme was launched with an additional performance condition of sustained earnings before interest, taxes, depreciation and amortization (“EBITDA”) for which the vesting percentage is determined over a three year financial year performance period, and was launched again, with similar performance conditions in November 2018. The stock options awarded under this scheme in 2017 got vested upon approval from Nomination and Remuneration Committee on November 6, 2020 where the Relative Total Shareholder Return (“TSR”) based vesting has been NIL and business performance (EBIDTA) based vesting varied across businesses between 0% to 42.5%.

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

In March 2021, a new employee stock option plan (ESOS 2020) was introduced. The Vedanta Limited ESOS 2020 shall vest in 31 months from the date of the grant based on business performance (Volume, Cost, NSR; EBITDA, FCF, ESG, Carbon Footprint, management discretion, and sustained individual performance over the three financial years falling within the performance period. As a global benchmark, we have introduced a 10% multiplier on account of zero fatalities and an additional multiplier on individual performance ratings to create differentiation at the time of vesting. These options will be awarded to employees under the Vedanta Limited ESOS with effect from March 31, 2021 for which the vesting condition will be the performance period of 31 months from March 31, 2021 to November 6, 2023.

–	Outstanding Awards or Options

As of March 31, 2021, our directors, executive officers and significant employees as a group held options under the Vedanta Limited Employee Stock Option Scheme to acquire an aggregate of 4,525,705 ordinary shares of Vedanta Limited representing approximately 0.12% of Vedanta Limited’s share capital. The awards are exercisable at the end of the three-year performance period commencing from the date of each grant at an exercise price of ₹ 1 per ordinary share. The awards expire six months after their date of vesting. For more information, see “Vedanta Limited Employee Stock Option Scheme.”

As of March 31, 2021, our executive officers and significant employees as a group held options under the Vedanta Conditional Cash Awards which is Vedanta’s Cash Based Plan to acquire an aggregate of 245,144 units converted to cash. The employees shall be eligible for the awards at the end of the three-year performance period commencing from the date of each grant. For more information, see “Vedanta Limited Cash Based Plan”.

As of March 31, 2021, our executive officers and significant employees as a group held options under the Vedanta Resources Limited Conditional Cash Awards which is Vedanta Resources Long Term Incentive Plan to acquire an aggregate of 1,361,664 units converted to cash. The employees shall be eligible for the awards at the end of the three-year performance period commencing from the date of each grant. The payment upon vesting will be made by Vedanta Resources Limited, UK. For more information, see “Vedanta Resources Limited Cash Based Plan/ Long Term Incentive Plan”.

–	Employee Benefit Plans

We maintain employee benefit plans in the form of certain statutory and welfare schemes covering substantially all of our employees As of March 31, 2020 and March 31, 2021, the total amount set aside by us to provide pension, retirement or similar benefits was ₹ 2,678 million and ₹ 2,600 million ($ 36 million), respectively.

–	Provident Fund

In accordance with Indian law, all of our employees in India are entitled to receive benefits under the provident fund, defined contribution plan and defined benefit plan (owned trust) to which both the Company and the employee contribute monthly at a pre-determined rate (currently 12.0% of the employee’s base salary). These contributions are made to the provident fund and we also participate in defined contribution schemes in Australia, Namibia, South Africa and Ireland. We have no further obligation under these schemes apart from our regular contributions, except in case of funds classified as defined benefit plan. We contributed an aggregate of ₹ 1,101 million and ₹ 1,460 million ($ 20 million) to all these schemes in fiscal years 2020 and 2021, respectively.

–	Gratuity

In accordance with Indian law, we provide for gratuity pursuant to a defined benefit retirement plan covering all of our employees in India. The gratuity plan provides a lump sum payment to vested employees at retirement, disability or termination of employment, in an amount based on the employee’s last drawn salary and the number of years of employment with us. The assets of the plan, to the extent the plan is funded, are held in separate funds managed by the Life Insurance Corporation and a full actuarial valuation of the plan is performed on an annual basis. Our liability for the gratuity plan was ₹ 1,892 million and ₹ 1,739 million ($ 24 million) as at the end of fiscal years 2020 and 2021, respectively.

–	Post-Retirement Medical Benefits

The scheme is framed with a view to provide medical benefits to the regular employees of BALCO and BMM and their spouses subsequent to their retirement on completion of tenure including retirement on medical grounds and voluntary retirement on contributory basis. This scheme is unfunded. Our liability for the post-retirement medical benefits was ₹ 786 million and ₹ 861 million ($ 12 million) as at the end of fiscal years 2020 and 2021, respectively.

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

We contributed an aggregate of ₹ 210 million and ₹ 212 million ($ 3 million) in both of schemes in fiscal years 2020 and 2021, respectively.

–	Compensated Absence

Our liability for compensated absences is determined on an undiscounted basis for short term liabilities and on an actuarial basis for long term liabilities, for the entire unused vacation balance standing to the credit of each employee at each calendar year-end. Contributions to such liability are charged to income in the year in which they accrue. Liability for the compensated absences was ₹ 1,792 million and ₹ 1,661 million ($ 23 million) as at the end of fiscal years 2020 and 2021, respectively.

–	Vedanta Limited Employee Stock Option Scheme (“Vedanta Limited ESOS”)

The shareholders of the Company by way of postal ballot on March 30, 2015 approved the Vedanta Limited ESOS and issue of securities to the employees of the Company and its holding or subsidiary companies. No options were granted to the employees under such scheme. Thereafter, the shareholders of the Company by way of postal ballot on December 12, 2016 approved a revised scheme, Vedanta Limited ESOS 2016 and issue of securities to the employees of the Company and its holding or subsidiary companies. Awards under the plan may be granted to any employee of Vedanta Limited or any of its holding or subsidiary companies who is not within six months of such employee’s normal retirement date. The awards are indexed to and settled by Vedanta Limited shares. The awards provide for a fixed exercise price denominated in Vedanta Limited’s functional currency at ₹ 1 per share. The Vedanta Limited ESOS 2016 is consistent with the reward philosophy, which aims to provide superior rewards for outstanding performance, and to provide a high proportion of “at risk” remuneration for the employees. On January 1, 2020, Nomination and Remuneration Committee of Vedanta Limited approved the vesting of options awarded in the said scheme granted on December 16, 2016 upon completion of performance period on three years. The TSR based vesting was NIL while tenure-based vesting was executed basis sustained employment with the company and Vedanta good leaver policy. The total options which vested were 1,688,957.

The Vedanta Limited ESOS 2017 shall vest three years from the date of the grant based on the Group’s relative total shareholder return (TSR) performance against the peer group of resource companies, sustained EBITDA over the three financial years falling within the performance period and continued employment with the Company. These options will be awarded to employees under the Vedanta Limited ESOS with effect from September 1, 2017 for which the vesting condition will be the performance period of 36 months from September 1, 2017 to August 31, 2020.

On November 6, 2020, Nomination and Remuneration Committee of Vedanta Limited approved the vesting of options awarded in the said scheme granted on September 1, 2017 upon completion of performance period of three years. The TSR based vesting was NIL, business performance (EBIDTA) based vesting varied across businesses between 0% to 42.5%, while tenure-based vesting was executed basis sustained employment with the company and Vedanta good leaver policy. The total options which vested were 1,513,755.

The Vedanta Limited ESOS 2018 shall vest three years from the date of the grant based on the Company’s relative TSR performance against the peer group of resource companies, sustained EBITDA over the three financial years falling within the performance period and continued employment with the Group. These options will be awarded to employees under the Vedanta Limited ESOS with effect from November 1, 2018 for which the vesting condition will be the performance period of 36 months from November 1, 2018 to October 31, 2021.

The Vedanta Limited ESOS 2019 shall vest three years from the date of the grant based on the Company’s relative TSR performance against the peer group of resource companies, sustained business performance (volume, cost, NSR and EBITDA depending on respective entities) and sustained individual performance over the three financial years falling within the performance period and continued employment with the Company. These options will be awarded to employees under the Vedanta Limited ESOS with effect from November 29, 2019 for which the vesting condition will be the performance period of 36 months from November 29, 2019 to November 28, 2022.

The Vedanta Limited ESOS 2020 shall vest 31 months from the date of the grant based on business performance (Volume, Cost NSR; EBITDA, FCF, ESG, Carbon Footprint), the performance achievement for each business, which will be evaluated against internal business plan and respective peer comparison on Volume, Cost & NSR, management discretion, and sustained individual performance over the three financial years falling within the performance period subject to continued employment with the company. As a global benchmark, we have introduced a 10% multiplier on account of zero fatalities and an additional multiplier on individual performance ratings to create differentiation at the time of vesting. These options will be awarded to employees under the Vedanta Limited ESOS with effect from March 31, 2021 for which the vesting condition will be the performance period of 31 months from March 31, 2021 to November 6, 2023.

–	Vedanta Limited Cash Based Plan (“CBP”)

In fiscal year 2019, we introduced conditional cash awards under Employee Stock Option Scheme 2016 (ESOS 2016). These are notional units granted to employees and no shares/options issued, the performance conditions will be same as that in stock options granted in fiscal year 2019 i.e. TSR, continued employment with the Group and business performance based on EBITDA set against business plan for the year. The employee will be paid cash in lieu of units vested once the performance conditions are achieved and once the performance period is completed. These units will be awarded to employees under the CBP with effect from November 1, 2018 for which the vesting condition will be the performance period of 36 months from November 1, 2018 to October 31, 2021.

In fiscal year 2020, the cash-based plan has been redesigned in line with Vedanta Limited ESOS 2019. These are notional units granted to employees and no shares/ options are issued, the performance conditions will be same as that in stock options granted in fiscal year 2020 i.e. Group’s relative TSR performance against the peer group of resource companies, sustained business performance (volume, cost, NSR and EBITDA depending on respective entities) and sustained individual performance over the three financial years falling within the performance period and continued employment with the Group. The employee will be paid cash in lieu of units vested once the performance conditions are achieved and once the performance period is completed. These options will be awarded to employees under the CBP with effect from November 29, 2019 for which the vesting condition will be the performance period of 36 months from November 29, 2019 to November 28, 2022.

In fiscal year 2021, the cash-based plan has been redesigned in line with Vedanta Limited ESOS 2020. These are notional units granted to employees and no shares/ options are issued, the performance conditions will be same as that in stock options granted in fiscal year 2021 i.e. they shall vest 31 months from the date of the grant based on the business performance (Volume, Cost NSR; EBITDA, FCF, ESG, Carbon Footprint), the performance achievement for each business will be evaluated against internal business plan and respective peer comparison on Volume, Cost & NSR, management discretion, and sustained individual performance over the three financial years falling within the performance period subject to continued employment with the organization. As a global benchmark, we have introduced a 10% multiplier on account of zero fatalities and an additional multiplier on individual performance ratings to create differentiation at the time of vesting. These options will be awarded to employees under the CBP with effect from March 31, 2021 for which the vesting condition will be the performance period of 31 months from March 31, 2021 to November 6, 2023.

–	Vedanta Resources Limited Cash Based Plan/ Long Term Incentive Plan (“Vedanta CBP/ LTIP”)

In fiscal year 2019, Vedanta Resources introduced Conditional Cash Awards linked to Vedanta Limited. This plan is also known as Long Term Incentive Plan. These are notional units granted to employees and no shares/options are issued. The performance conditions will be same as that in stock options granted in fiscal year 2019, i.e., TSR of Vedanta Limited, continued employment with the Group and business performance based on EBITDA of Vedanta Limited set against business plan for the year. The employee will be paid cash in lieu of units vested as per the achievement of performance conditions upon completion of performance period. These options will be awarded to employees under the Vedanta CBP/ LTIP with effect from November 1, 2018 for which the vesting condition will be the performance period of 36 months from November 1, 2018 to October 31, 2021.

In fiscal year 2020, the cash-based plan has been redesigned in line with Vedanta Limited ESOS 2019. These are notional units granted to employees and no shares/options are issued, the performance conditions will be same as that in stock options granted in fiscal year 2020 i.e. Group’s relative TSR performance against the peer group of resource companies, sustained business performance (volume, cost, NSR and EBITDA depending on respective entities of Vedanta Limited) and sustained individual performance over the three financial years falling within the performance period and continued employment with the Group. The employee will be paid cash in lieu of units vested once the performance conditions are achieved and once the performance period is completed. These options will be awarded to employees under the Vedanta CBP/ LTIP with effect from November 29, 2019 for which the vesting condition will be the performance period of 36 months from November 29, 2019 to November 28, 2022.

In fiscal year 2021, the cash-based plan has been redesigned in line with Vedanta Limited ESOS 2020. These are notional units granted to employees and no shares/options are issued, the performance conditions will be same as that in stock options granted in fiscal year 2021 i.e. they shall vest 31 months from the date of the grant based on the business performance (Volume, Cost NSR; EBITDA, FCF, ESG, Carbon Footprint), the performance achievement for each business which will be evaluated against internal business plan and respective peer comparison on Volume, Cost & NSR, management discretion, and sustained individual performance over the three financial years falling within the performance period subject to continued employment with the company. As a global benchmark, we have introduced a 10% multiplier on account of zero fatalities and an additional multiplier on individual performance ratings to create differentiation at the time of vesting. These options will be awarded to employees under the Vedanta CBP/ LTIP with effect from March 31, 2021 for which the vesting condition will be the performance period of 31 months from March 31, 2021 to November 6, 2023.

The following table summarizes, as of March 31, 2021, the options granted to our directors, executive officers and significant employees under the Vedanta Limited ESOS Scheme:

	Shares underlying the Vedanta Limited ESOS,
Name	Grant date - November 1, 2018(1)	Grant date - November 29, 2019(2)	Grant Date - March 31, 2021 (3)	Total
Sunil Duggal	156,130	181,970	177,778	515,878
GR Arun Kumar	124,340	170,440	—	294,780
Ajay Kapur	—	273,860	176,000	449,860
Sharad Gargiya	—	31,090	36,060	67,150
Ajay Kumar Dixit	82,930	121,720	—	204,650
Dilip Golani	80,220	90,910	—	171,130
Abhijit Pati	79,890	89,910	53,333	223,133
Vikas Sharma	56,400	55,630	53,333	165,363
Chhavi Nath Singh	42,400	60,190	—	102,590
Anup Agarwal	43,600	55,330	—	98,930
James Cartwright	—	93,370	—	93,370
Sauvick Mazumdar	37,600	58,790	42,222	138,612
Pankaj Kumar	42,300	49,110	31,111	122,521
Madhu Srivastava	36,140	59,050	43,481	138,671
Rahul Sharma	32,900	52,310	66,667	151,877
Azad Shaw	30,630	34,580	—	65,210
Ashok Sonthalia	28,200	41,500	—	69,700
Vineet Bose	27,750	38,480	—	66,230
Arun Misra	—	68,760	88,889	157,649
Swayam Saurabh	—	58,760	—	58,760
Vivek Rathi	—	34,580	—	34,580
Hitesh Vaid	15560	20750	28,889	65,199
Prachur Sah	70260	69160	77,778	217,198
Ajay Goel	—	—	20,000	20,000
Vikash Jain	32,900	41,500	31,111	105,511
Sonam Donkar	—	17,290	26,667	43,957
Anand Soni	—	22,630	22,986	45,616
Anand Laxshmivarahan	8,090	13,840	18,752	40,682
Mahesh Iyer	12,040	17,290	17,778	47,108
Navin Jaju	19,640	26,280	24,444	70,364
Navnath Vhatte	26000	30610	31111	87,721
Varun Kapoor	10,480	15,220	12,444	38,144
Gobinda Pal	37,600	48,570	42,222	128,392
Pankaj Malhan	—	34,580	—	34,580
Leena Verenkar	11,750	15,220	13,617	40,587
Dhiraj Nayyar	—	20,750	22,222	42,972
Laxman Shekhawat	51,700	55,330	—	107,030
Total	1,197,450	2,169,360	1,158,895	4,525,705

(1)

The underlying shares shall vest three years from the date of grant (October 31, 2021), based on the TSR ranking, sustained business performance based on EBITDA as well as tenure served by employees as per the scheme. The options shall expire after six months from the date of vesting.

(2)

The underlying shares shall vest three years from the date of grant (November 29, 2022), based on the TSR ranking, sustained business performance (volume, cost, NSR and EBITDA depending on respective entities) and sustained individual performance subject to continued employment in the organization as per the scheme. The options shall expire after six months from the date of vesting.

(3)

The underlying shares shall vest 31 months from the date of the (November 6, 2023), based on the business (Volume, Cost NSR; EBITDA, FCF, ESG, Carbon Footprint), management discretion, and sustained individual performance subject to continued employment in the organization as per the scheme. The option shall expire after six months from the date of vesting.

The following table summarizes, as of March 31, 2021, the options granted to our directors, executive officers and significant employees under the Vedanta Limited Conditional Cash Awards (CBP) and Vedanta Resources Limited Cash Based Plan/ Long Term Incentive Plan:

Name	Shares Underlying the CBP, Grant date - November 1, 2018(1)	Shares Underlying the CBP, Grant date - November 29, 2019(2)	Shares Underlying the CBP, Grant date - March 31, 2021(3)
Navin Agarwal(4)	435,960	513,260	412,444
Pushpender Singla	30,610	32,380	35,556
Andrew Lewin	—	—	62,222
Anand Soni	28,820	—	—
Laxman Shekhawat	—	—	55,556
Total	495,390	545,640	565,778

(1)	The underlying cash-based units shall vest three years from the date of grant (October 31, 2021), based on the TSR ranking, sustained EBITDA as well as tenure served by employees as per the scheme

(2)

The underlying cash-based units shall vest three years from the date of grant (November 29, 2022), based on the TSR ranking, sustained business performance (volume, cost, NSR and EBITDA depending on respective entities) and sustained individual performance subject to continued employment in the organization as per the scheme.

(3)

The underlying cash-based units shall vest three years from the date of grant (November 6, 2023), based on the business (Volume, Cost NSR; EBITDA, FCF, ESG, Carbon Footprint), management discretion, and sustained individual performance subject to continued employment in the organization as per the scheme.

(4)

Navin Agarwal has been awarded units under Vedanta Resources Limited Cash Based Plan/ Long Term Incentive Plan 2018, 2019 and 2020, the units will vest as per Vedanta Limited CBP 2018, 2019 and 2020. The payment upon vesting will be made from Vedanta Resources Limited, UK.

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

GR Arun Kumar was entitled to be paid a basic salary, house rent allowance, personal allowance, and retirement benefits, in addition to which he was eligible for performance incentives (based upon the scheme) to be determined by our Board and perquisites including medical and insurance reimbursement, club membership fees reimbursement and leave travel concessions for himself and his family. GR Arun Kumar was entitled to receive a bonus equal to 20.0% of his basic salary. GR Arun Kumar resigned from the position of Whole-Time Director & CFO with effect from close of business hours on April 24, 2021.

Sunil Duggal is entitled to be paid a basic salary, personal allowance and retirement benefits, in addition to which he is eligible for performance incentives (based upon the scheme) to be determined by our Board and perquisites including vehicle maintenance reimbursement, car benefit and furnishing insurance reimbursement, club membership fees reimbursement and leave travel concessions for himself and his family.

Composition of the Board

Our Board currently consists of nine directors. Five of our nine directors, namely, Mahendra Kumar Sharma, Padmini Somani, Dindayal Jalan, Upendra Kumar Sinha and Akhilesh Joshi satisfy the “independence” requirements of the NYSE rules. The following table provides a snapshot of the composition of the Board as of the date hereof:

Name	Date of current term	Expiration /Renewal of current term
Anil Agarwal(1)	April 1, 2020	—
Navin Agarwal (2)	August 1, 2018	July 31, 2023
Mahendra Kumar Sharma(3)	June 1, 2019	May 3, 2022
Padmini Somani (4)	February 5, 2021	February 4, 2023
Dindayal Jalan(5)	April 1, 2021	March 31, 2023
Priya Agarwal(6)	May 17, 2020	May 16, 2023
Upendra Kumar Sinha(7)	March 13, 2018	August 10, 2021
Akhilesh Joshi(8)	July 1, 2021	June 30, 2022
Sunil Duggal(9)	April 25, 2021	July 31, 2023

(1)

Anil Agarwal was appointed as an Additional Non-Executive Director designated as Chairman with effect from April 1, 2020 which was approved by shareholders at the Annual General Meeting held on September 30, 2020.

(2)	Navin Agarwal was re-appointed as a Whole Time Director with effect from August 1, 2018 till July 31, 2023. He was re-designated as Executive Vice Chairman with effect from April 1, 2020.
(3)	Mahendra Kumar Sharma was appointed as a Non-Executive Independent Director effective from June 1, 2019 till May 3, 2022 which was approved by the shareholders at the Annual General Meeting.
(4)	Padmini Somani was appointed as a Non-Executive Independent Director effective from February 5, 2021 to February 4, 2023 subject to approval of the shareholders at the ensuing Annual General Meeting.
(5)	Dindayal Jalan was appointed as a Non-Executive Independent Director effective from April 1, 2021 to March 31, 2023 subject to approval of the shareholders at the ensuing Annual General Meeting.
(6)

Priya Agarwal was appointed as Non-Executive Non – Independent Director with effect from May 17, 2017 for a period of 3 years till May 16, 2020. She was further re-appointed for another term of 3 years effective from May 17, 2020 till May 16, 2023 which was approved by the shareholders at the Annual General Meeting held on September 30, 2020.

(7)

Upendra Kumar Sinha was appointed as a Non-Executive Independent Director for a term effective from March 13, 2018 till August 10, 2021. In June 2021, the Board of Directors, on recommendation of Nomination and Remuneration Committee of the Company, have considered and approved the re-appointment of Upendra Kumar Sinha as Non-Executive Independent Director on the Board of the Company for a 2nd and final term of 3 years effective from August 11, 2021 to August 10, 2024, subject to approval of the shareholders at the ensuing Annual General Meeting.

(8)

Akhilesh Joshi has been appointed as an Additional Director designated as Non-Executive Independent Director on the Board of the Company for a 1st term of one year effective July 01, 2021 till June 30, 2022, subject to approval of the shareholders at the ensuing Annual General Meeting.

(9)

Sunil Duggal has been appointed as an Additional Director designated as Whole-Time Director & CEO and KMP of the Company effective from April 25, 2021 till July 31, 2023, subject to the approval of the shareholders of the Company at the ensuing Annual General Meeting.

Either we or the director may terminate the respective service contract upon 90 days’ notice to the other party or payment in lieu of the notice period. None of the service contracts provide for benefits upon termination of their employment.

The Non-Executive Directors serve as directors on our Board until their resignation or removal from office by a resolution of our shareholders, or upon cessation by virtue of the provision of law or upon incurring disqualification from being directors. Mahendra Kumar Sharma, Padmini Somani, Dindayal Jalan, Upendra Kumar Sinha, Akhilesh Joshi, Anil Agarwal and Priya Agarwal do not have any service contracts with the Company.

Committees of the Board

Our equity shares are currently listed and traded on the NSE and the BSE, and our ADSs are currently listed and traded on the NYSE. In addition to compliance with the NYSE corporate governance rules applicable to us as a foreign private issuer, we maintain our corporate governance arrangements in accordance with the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI (LODR) Regulations 2015”) and the Indian regulations as per the requirements of Companies Act, 2013. In particular, we have established an Audit & Risk Management Committee, a Nomination & Remuneration Committee, a Corporate Social Responsibility Committee, a Stakeholders’ Relationship Committee, a Committee of Directors, a Share & Debenture Transfer Committee, and a Sustainability Committee in accordance with the Indian corporate governance requirements.

The composition and general responsibilities of each of these committees are described below.

➢	Audit & Risk Management Committee

During fiscal year 2021, the Audit Committee held 9 meetings.

As on March 31, 2021, the Audit & Risk Management Committee consisted of Mahendra Kumar Sharma as the Chairperson, Krishnamurthi Venkataramanan and Upendra Kumar Sinha as members.

Lalita D. Gupte ceased to be the Chairperson of the Committee effective close of business hours of November 6, 2020 and accordingly, the said Committee was re-constituted at the Board Meeting held on November 6, 2020 with Mahendra Kumar Sharma as the Chairperson and Krishnamurthi Venkataramanan and Upendra Kumar Sinha as members.

Krishnamurthi Venkataramanan ceased to be the member of the Committee effective close of business hours of March 31, 2021 and accordingly, Dindayal Jalan was appointed as the member of the Committee effective April 1, 2021. Akhilesh Joshi was appointed as member of the Committee effective July 01, 2021.

Each of Mahendra Kumar Sharma, Upendra Kumar Sinha, Akhilesh Joshi and Dindayal Jalan satisfy the “independence” requirements of Rule 10A-3 of the Exchange Act and the NYSE rules. Dindayal Jalan is designated as our “audit committee financial expert”, within the requirements of the rules promulgated by the SEC relating to listed-company audit committees.

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

The principal duties and responsibilities of our Audit Committee are as follows:

Oversight of financial reporting

•	Oversight of Company’s financial reporting process and disclosure of its financial information to ensure that the financial statements are true, fair, sufficient and credible;

•	Discuss and review, with the management and auditors, the annual /quarterly financial statements before submission to the Board;

•	Discuss and review earnings press releases and the financial information and guidance provided to analysts and ratings agencies;

•	Review of key significant issues, tax and legal reports, and management’s report;

•	Review of management’s analysis of significant issues in financial reporting and judgments made in preparing the financial statements;

•

Discuss with the management regarding pending technical and regulatory matters that could affect the financial statements, and updates on management’s plans to implement new technical or regulatory guidelines;

•	Review of off-balance-sheet structures, if any;

•	Review of draft limited review/ audit reports and qualifications, if any, therein;

•	Discuss and Review the Form 20 F and Japanese Filings.

Auditors

•	Appointment of statutory, internal, secretarial, cost and tax auditors, recommending their fees and reviewing their audit reports;

•	Review the independence of the statutory auditor and the provision of audit/non-audit services including audit/non-audit fees paid to the statutory auditor;

•	Independent meetings with statutory auditors.

Internal audit and Internal financial controls

•	Review of internal audit observations and monitoring the implementation of any corrective actions identified;

•	Reviewing the internal financial control framework;

•	Review of the performance of the internal audit function and internal audit plan;

•	Consideration of statutory audit findings and review of significant issues raised;

•	Reviewing related party transactions;

•	Management discussion and analysis of financial condition and results of operations.

Risk Management

•	Review of the risk management framework, risk profile, significant risks, risk matrix and resulting action plans;

•	Review of the significant audit risks with the statutory auditor during interim review and year-end audit;

•	Oversight over the effective implementation of the risk management framework across various businesses;

•	Assurance of appropriate measures in the organisation to achieve prudent balance between risk and reward in both ongoing and new business activities;

•	Annual review of the risk appetite and risk management policy including cyber security procedures adopted in the Group;

•	Analytic validation and recommendation of necessary changes in the risk management policies and frameworks to the Audit Committee/Board, if any;

•	Evaluation of significant and critical risk exposures for assessing management’s action to mitigate or manage the exposures in a timely manner.

Governance

•	Reviewing minutes, summary reports of subsidiary company audit committees;

•	Reviewing intercorporate loans, advances, guarantees,

•	Reviewing ethics (whistle blower, sexual harassment, insider Trading) and statutory compliances;

•	Review of its own charter and processes;

•	Notices received from statutory authorities and the management’s response;

•	Regulatory updates;

•	Reviewing feedback from the Audit Committee’s performance evaluation;

➢	Nomination and Remuneration Committee

During fiscal year 2021, the Nomination and Remuneration Committee held 4 meetings.

As on March 31, 2021, the Committee comprised of Upendra Kumar Sinha as the Chairperson of the Committee and Krishnamurthi Venkataramanan, Mahendra Kumar Sharma and Anil Agarwal as members of the Committee. Navin Agarwal is a permanent invitee to this Committee.

Subsequent to the cessation of Lalita D. Gupte from the close of business hours of November 6, 2020, the Committee was re-constituted.

Krishnamurthi Venkataramanan ceased to be the member of the Committee effective close of business hours of March 31, 2021 and accordingly, Dindayal Jalan was appointed as the member of the Committee effective April 1, 2021.

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

Our Nomination and Remuneration Committee complies with this requirement which comprises of four members of which three members are Independent Directors and one is Non-Executive Director who is our Non-Executive Chairman of the Company. The chairperson of the Committee is a Non-Executive Independent Director.

The Nomination and Remuneration Committee is responsible for making recommendations to the Board on the structure, size, and composition of the Board, ensuring that the appropriate mix of skills, experience, diversity and independence is present on the Board for it to function effectively. The Nomination and Remuneration Committee also leads the process for new Board appointments, advises the Board on succession planning arrangements and oversees the development of management talent within the Vedanta Group.

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

•

Formulate the criteria/ policy for appointment of Directors, Key Managerial Personnel (KMPs) and Senior Management (as defined by Nomination and Remuneration Committee) in accordance with identified criteria;

•	Review and appoint shortlisted candidates as Directors, KMPs and Senior Management (including evaluation of incumbent directors for potential re-nomination) and make recommendations to the Board;

•	Evaluate the balance of skills, knowledge, experience and diversity on the Board for description of the role and capabilities, required for an appointment;

•	Formulate and recommend to the Board the criteria for determining qualifications, positive attributes and independence of a director.

Compensation

•	Recommend to the Board a policy relating to the remuneration of directors (both executive and non-executive Directors), KMP and Senior Management Personnel;

•	Ensuring that the level and composition of remuneration is reasonable and sufficient to attract, retain and motivate directors of the quality required to run the Company successfully;

•	Ensuring relationship of remuneration to performance is clear and meets the appropriate performance benchmarks; and;

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

•

Review of the Company’s Share Based Employee Benefit Scheme(s), if any, including overseeing the administration of the Scheme(s), formulating the necessary terms and conditions for such Scheme(s) like quantum of options/rights to be granted, terms of vesting, grant options/rights to eligible employees, in consultation with management; and allotment of shares/other securities when options/rights are exercised etc. and recommend changes as may be necessary.

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

Succession Planning and Governance

•	Review succession planning for Executive and Non-Executive Directors and other Senior Management;

•	Establishing policies and procedures to assess the requirements for induction of new members to the Board;

•	To maintain regular interaction and collaborate with the leadership including the Human Resource team to review the overall Human Resource vision and people development strategy of the Company;

•	To review and reassess the adequacy of the Nomination and Remuneration Committee’s charter as required and recommend changes to the Board;

•	To develop and recommend a policy on Board diversity.

Under the NYSE listing standards, listed companies must have a remuneration committee composed entirely of independent board members as defined by the NYSE listing standards. However, foreign private issuers such as us, are permitted to follow their respective home country rules in this regard. As a foreign private issuer, we are permitted to follow home country corporate governance practices and since we comply with the Indian regulations in relation to the independence requirements of the remuneration committee, we are not required to follow the NYSE listing standards for an all independent remuneration committee. The broad terms of reference of the Nomination and Remuneration Committee are to appraise the performance of Managing and/or Executive Directors, determine and recommend to the Board the compensation payable to them. This committee is responsible for recommending the fixation and periodic revision of remunerations (including commissions and/or incentives, etc.) of whole-time directors and executive directors. This is done after taking into account our profits and performance, external competitive environment and our growth plans and the company policy on rewarding achievements and performance. Payment of remuneration to the Executive Chairman and Whole Time Director is governed by the respective agreements executed between them and the Company and are governed by the board and shareholder resolutions. The remuneration structure comprises of salary, commission linked to profits, perquisites and allowances, retirement benefits (pension, superannuation, and gratuity) and performance incentives (based upon the scheme) to be determined by our Board.

➢	Corporate Social Responsibility Committee

During fiscal year 2021, the Corporate Social Responsibility Committee held 2 meetings.

Section 135 of the Companies Act, 2013 along with Companies (Corporate Social Responsibility Policy) Rules, 2014, including any amendments thereof, mandates companies with revenue, net worth, or profitability beyond a prescribed limit to form a Corporate Social Responsibility Committee. This Committee should comprise of three or more directors with at least one of them being an independent Director. We comply with this requirement as three of our four members of the committee (all of whom are directors on the Board) are independent directors. As on March 31, 2021, the Committee comprised Mahendra Kumar Sharma as the Chairperson of the Committee and Krishnamurthi Venkataramanan, Priya Agarwal and Upendra Kumar Sinha as members of the Committee.

Padmini Somani was inducted as the member of the Committee effective February 5, 2021 and Krishnamurthi Venkataramanan ceased to be the member of the Committee effective close of business hours of March 31, 2021.

The principal duties and responsibilities of our Corporate Social Responsibility (CSR) Committee are as follows:

CSR Policy

•	Formulate and recommend to the Board the CSR policy indicating the activities to be undertaken;

•	Review the CSR policy and associated frameworks, processes and practices.

CSR Activities

•	Identify the areas of CSR activities and projects and to ensure that the Company is taking the appropriate measures to undertake and implement CSR projects successfully;

•	Assess the performance and impact of CSR activities of the Company;

•	Evaluate CSR communication plans;

•	Set path for implementation and monitoring mechanism and the progress stature to ensure achievement;

•	Ensure the value, ethics and principles are upheld in all its activities.

CSR Budget

•	Decide and recommend to the Board the amount of expenditure to be incurred on CSR activities;

•	Evaluate and monitor expenditure towards CSR Activities in compliance with the Companies Act, 2013.

➢	Stakeholders’ Relationship Committee

During fiscal year 2021, the Stakeholders’ Relationship Committee held 1 meeting.

As on March 31, 2021, the Stakeholders’ Relationship Committee comprised of Upendra Kumar Sinha as the Chairperson of the Committee and Mahendra Kumar Sharma, Krishnamurthi Venkataramanan and GR Arun Kumar as the members.

Lalita D. Gupte ceased to be the Chairperson of the Committee effective from the close of business hours of November 6, 2020 and accordingly, the Committee was re-constituted with Mahendra Kumar Sharma as the Chairperson of the Committee.

Krishnamurthi Venkataramanan ceased to be the member of the Committee effective close of business hours of March 31, 2021 and accordingly, Dindayal Jalan was appointed as the member of the Committee effective April 1, 2021.

GR Arun Kumar ceased to be the member of the Committee effective close of business hours of April 24, 2021 and accordingly, Sunil Duggal was appointed as the member of the Committee effective April 25, 2021.

Three members of the Committee are Independent Directors, and one member is Whole Time Director.

The principal duties and responsibilities of the Stakeholders’ Relationship Committee follows:

Shareholder grievances

•

Review and timely resolution of grievances of Security holders related to issue, allotment, transfer/transmission, dematerialization and rematerialization etc. of shares and /or other securities of the Company;

•

Review and timely redressal of all the Security holders grievance related to non- receipt of information demanded if any, non-receipt of annual report, non-receipt of declared dividend, issue of new/duplicate share certificates, general meeting etc;

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

•	Initiatives for registration of email addresses, permanent account numbers and bank mandates and demat of shares.

•	Review reports on shareholder satisfaction surveys, if any;

•	Oversight of the performance and services standards of various services being rendered of/by Registrars and Transfer Agents of the Company.

Shareholding Pattern

•	Review shareholding distribution;

•	Review movement in shareholding pattern;

•	Comparative details on demat and physical holding.

➢	Sustainability Committee

During fiscal year 2021, the Sustainability Committee held 2 meetings.

As a Group we have sought to embed a standardised, high-performance sustainability culture across all our businesses. Our emphasis remains on our philosophy of ‘Zero Harm, Zero Waste and Zero Discharge’. Sustainability being one of our core values and pillar, means giving utmost priority to health and safety, being environmentally responsible and supporting all our communities. The well-being and security of our people, the community and the environment is considered in each of the things that we do.

As on March 31, 2021, the Sustainability Committee comprised of Krishnamurthi Venkataramanan as the Chairperson of the Committee and Upendra Kumar Sinha and Sunil Duggal as the members.

Krishnamurthi Venkataramanan ceased to be the Chairperson of the Committee effective close of business hours of March 31, 2021 and accordingly, the Committee was re-constituted with Upendra Kumar Sinha as the Chairperson of the Committee effective April 1, 2021. Dindayal Jalan was inducted as the member of the Committee effective April 1, 2021. Akhilesh Joshi was appointed as member of the Committee effective July 1, 2021.

The duties and responsibilities of the Committee are:

•	Overseeing the Company’s sustainability performance and ensuring adequacy of the Company’s sustainability framework in line with international standards;

•	Advising the Board on sustainability policies and management systems, clearly setting out the commitments of the Company to manage matters of sustainable development effectively;

•	Ensuring effective implementation of governance, advocacy and public relation mechanisms and practices related to sustainability;

•	Outlining initiatives required to institutionalize a sustainability culture through involvement of the employees at all levels;

•	Evaluating emerging sustainability risks in terms of intensity and impact, in turn, guiding the management on reasonable avoidance of adversities likely to pose a threat to sustained growth;

•	Advising the Board to enable it to discharge its responsibilities, having regard to the law and the expected international standards of sustainability and stakeholder governance.

➢	Internal Committees

The Board has constituted few internal committees, for ensuring smooth functioning of the Board. With the constitution of these committees, the Board ensures that prompt and timely decisions are taken on the matters important for the Company and are delegated to the respective committees. Minutes of each committee meeting are placed before the Board for its noting. The Board also formulates several project specific sub-committees from time to time which ensures speedy implementation and execution of the projects. The Board is updated on each of the meetings of sub-committees as well.

As on March 31, 2021, there are two internal Board committees which are detailed below:

1)    Committee of Directors

The Committee of Directors (“COD”) supports the Board by considering, reviewing, and approving all borrowing related proposals, within the overall limits approved by the Board from time to time. The COD enables seamless flow of procedures and assists the Board by catering to various routine requirements. The Committee meets as and when deemed necessary.

The Committee during the fiscal year 2021 met five (5) times. As on March 31, 2021, the Committee comprised Navin Agarwal and GR Arun Kumar.

GR Arun Kumar ceased to be the member of the Committee effective close of business hours of April 24, 2021 and accordingly, Sunil Duggal was appointed as the member of the Committee effective April 25, 2021.

2)    Share and Debenture Transfer Committee

As on March 31, 2021, the Committee consisted of three members, GR Arun Kumar – Whole-Time Director & Chief Financial Officer, Anup Agarwal – SVP Corporate Finance and Jagdeep Singh – Senior Corporate Counsel. During the fiscal year 2021, the Committee met one (1) time and passed a total of nine (9) resolutions through circulation.

GR Arun Kumar and Anup Agarwal ceased to be the Chairperson and member of the Committee respectively effective close of business hours on April 24, 2021 and March 31, 2021, respectively.

Ajay Goel – Deputy Chief Financial Officer and Dindayal Jalan, Non-Executive Independent Director have been appointed as the member and the Chairperson of the Committee effective April 1, 2021 and April 25, 2021, respectively.

The role of Share and Debenture Transfer Committee primarily includes the following:

•	Allotment of shares, debentures or any other securities;

•	Review and approval of transfer, transmission, deletion and transposition of shares, debentures or any other securities.

D. Employees

See “Item 4 - Information on the Company - B. Business Overview - Our Business - Employees.”

E. Share Ownership for Directors, Executive Officers and Significant Employees

The following table sets forth information with respect to the beneficial ownership of our equity shares as of June 25, 2021, by each of our directors, executive officers, and significant employees and all our directors, executive officers and significant employees as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Equity shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights. The amounts and percentages as of June 25, 2021 are based on an aggregate of 3,717,504,871 equity shares outstanding as of that date.

Name of the Beneficial owner	Number of Shares Beneficially Owned
	As of June 25, 2021
	Number		Percent
Anil Agarwal	2,422,689,293	(1)	65.18%
Navin Agarwal	—		—
Priya Agarwal	—		—
Upendra Kumar Sinha	—		—
Mahendra Kumar Sharma	—		—
Padmini Somani	—		—
Dindayal Jalan	11,000		*
Akhilesh Joshi	200		*
Sunil Duggal	—		—
Sharad Kumar Gargiya	180		*
Madhu Srivastava	4,051		*
Dilip Golani	600		*
Varun Kapoor	—		—
Andrew Lewin	—		—
Ajay Goel	1,250		*
Roma Balwani	—		—
Dhiraj Nayyar	—		—
Vikash Jain	3,370		*
Leena Verenkar	3,200		*
Anand Laxshmivarahan R	—		—
Philip Campbell	—		—
Arun Misra	—		—
Vinaya Jain	—		—
Laxman Shekhawat	520		*
Pushpender Singla	900		*
Prachur Sah	—		—
Hitesh Vaid	10		*
Sauvick Mazumdar	—		—
Navin Kumar Jaju	2,442		*
Navanath Vhatte	—		—
Pankaj Kumar	—		—
Anand Soni	835		*
Ajay Kapur	—		—
Abhijit Pati	—		—
Chhavi Nath Singh	3,450		*
Vikas Sharma	—		—
Rahul Sharma	600		*
Sonam Donkar	—		—
Gobinda Gopal Pal	9,788		*
All our directors, executive officers, and significant employees as a group	2,422,731,689		65.18%

*	Represents beneficial ownership of less than 1.0%.
(1)

Vedanta is the beneficial owner of 2,422,689,293 equity shares of the Company. See “Item 7 – Major Shareholders and Related Party Transactions” for further details on beneficial ownership of our equity shares.

(2)	Anil Agarwal is the protector and one of the beneficiaries of the Trust. Accordingly, Anil Agarwal is deemed to be a beneficial owner of securities that are beneficially owned by the Trust.

ITEM 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our equity shares as of June 25, 2021 held by each person who is known to us to have 5.0% or more beneficial share ownership based on an aggregate of 3,717,196,639 equity shares outstanding as of that date which excludes 308,232 pending allotment as they are under dispute.

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

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned
Vedanta (1)	2,422,689,293	65.18%
Life Insurance Corporation Limited	244,010,659	6.56%

(1)	Vedanta is the beneficial owner of 2,422,689,293 equity shares of the Company, consisting of:

•	1,620,820,572 equity shares held by Twin Star. This includes 24,823,177 ADS converted into 99,292,708 equity shares of Re.1/- each on August 11, 2020;

•	401,496,480 equity shares held by Finsider;

•	44,343,139 equity shares held by Westglobe; and

•	38,241,056 equity shares held by Welter Trading

•	210,445,341 equity shares held by Vedanta Holdings Mauritius II Limited; and

•	107,342,705 equity shares held by Vedanta Holdings Mauritius Limited.

Vedanta is the majority shareholder of the Company. Vedanta was delisted from the official list of the London Stock Exchange on October 1, 2018 and was subsequently re-registered as a private limited company as Vedanta Resources Limited.

Volcan and its wholly owned subsidiary i.e. Volcan Investments Cyprus Limited are the sole shareholders of Vedanta, which in turn is the sole shareholder of VRHL, which in turn is the sole shareholder of each of Twin Star and VRFL. VRFL is the sole shareholder of VRCL, which in turn is the sole shareholder of each of Welter Trading and Richter. Richter is the sole shareholder of Westglobe and the majority shareholder of Finsider. Vedanta Holdings Mauritius Limited is wholly owned by Vedanta Holdings Jersey Limited. Vedanta Holdings Mauritius II Limited is wholly owned by Finsider. Volcan is 100.0% beneficially owned and controlled by the Trust. Conclave is the trustee of the Trust and the sole registered shareholder of Volcan.

Mr. Anil Agarwal, the Executive Chairman of Vedanta and protector of the Trust, may be deemed to have beneficial ownership of securities that are beneficially owned by the Trust and since October 16, 2014, Mr. Anil Agarwal is one of the beneficiaries of the Trust.

Vedanta, Volcan, the Trust, Conclave and Mr. Anil Agarwal were previously parties to a relationship agreement that was intended to ensure that Volcan, as Vedanta’s controlling shareholder, complies with the independence provisions of the UK Financial Conduct Authority’s listing rules. Subsequent to the Vedanta’s delisting from the Official List of the London Stock Exchange, the Relationship Agreement was automatically terminated.

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

	As of March 31,						As on June 25,
Type of Shares	2019		2020		2021		2021
	Number	Percent (%)	Number	Percent (%)	Number	Percent (%)	Number	Percent (%)
Equity shares(1)	1,863,458,132	50.13	1,863,458,132	50.13	1,863,458,132	50.13	2,422,689,293	65.18
Equity Shares(2)	236,640,744	6.37	236,693,725	6.37	236,693,725	6.37	244,010,659	6.56
Equity Shares(3)	—	—	186,896,030	5.03	186,896,030	5.03	—	—

(1)	Vedanta is the beneficial owner of equity shares.
(2)	Life Insurance Corporation Limited is the beneficial owner of equity shares.
(3)	ICICI Prudential Equity Arbitrage Fund is the beneficial owner of equity shares.

As of June 25, 2021, there were approximately 643,032 holders of our equity shares of which 673 shareholders have registered addresses in the US. As of the same date, 161,104,800 equity shares representing 40,276,200 of our ADSs, representing 4.33% of our outstanding equity shares were held by a total of 7 registered holders of record with addresses in and outside of the US. Since certain of these equity shares and ADSs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the beneficial holders are resident. Each of our equity shares is entitled to one vote on all matters that require a vote of shareholders, and none of our shareholders has any contractual or other special voting rights.

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

Related Parties

(i) Volcan and the Agarwal Family

As of June 25, 2021, Volcan and its wholly owned subsidiary hold 100.0% of the share capital and 100.0% of the voting rights of Vedanta. Volcan is 100.0% beneficially owned and controlled by the Trust. Conclave is the trustee of the Trust and sole registered shareholder of Volcan, and consequently controls all voting and investment decisions of the Trust. Mr. Anil Agarwal, our Chairman and non-executive director and the Executive Chairman of Vedanta, is the protector of the Trust and since October 16, 2014, is one of the beneficiaries of the Trust. While Vedanta was listed on the London Stock Exchange, Vedanta, Volcan, the Trust, Conclave and Mr. Anil Agarwal were parties to a relationship agreement which was intended to ensure that Volcan, as Vedanta’s controlling shareholder, complied with the independence provisions of the Financial Conduct Authority’s listing rules in the UK. This relationship agreement was automatically terminated on Vedanta’s delisting from the Official List of the London Stock Exchange

(ii) Key Management Personnel

See “Note 35: Related Party Transactions” of Notes to the Consolidated Financial Statements.

Related Party Transactions

(i) Outsourcing Services Agreement with Vedanta

Vedanta Limited entered into a service agreement with Vedanta on April 1, 2010, under which we agreed to provide accounting, treasury and related services at the request of Vedanta from time to time. In consideration of above, Vedanta agreed to pay us service charges aggregating to an amount of $ 0.2 million per year.

Since the effectiveness of the Re-organization Transactions, we renewed this agreement with Vedanta on May 20, 2014 for a period of 5 years. This agreement was valid until March 2018 and Vedanta agreed to pay us service charges aggregating to an amount of $ 0.4 million per year with an annual increase of 10.0%. This agreement was further renewed for a period of 5 years from April 1, 2018 and is valid till March 2023. Further, Vedanta has agreed to pay us service charges aggregating to an amount of cost plus arm’s length mark-up per year.

(ii) Brand License Agreement with Vedanta

During fiscal year 2018, the Company entered into a brand license agreement with Vedanta under which Vedanta agreed to grant the Company a license to use the trademark “Vedanta” and its logo. In consideration of the grant of license by Vedanta, the Company has agreed to pay 0.75% of revenue of the Company. The agreement was valid until March 2020.

During the current year, the agreement was renewed between the parties and certain additional services were also agreed to be provided by VRL. In consideration of the services, the brand and strategic service fee was re-negotiated at 2% of turnover of the Company. The agreement will be reviewed every three years for revision on such terms and conditions as may be agreed between the parties.

For a further discussion of related party transactions, see “Note 35: Related Party Transactions” of Notes to the Consolidated Financial Statements.

(iii) During the year ended March 31, 2021, the Group had renewed loan provided to Sterlite Iron and Steel Company Limited to finance project in earlier years. The loan balance as at March 31, 2021 was ₹ 49 million ($ 1 million). The loan is unsecured in nature and carries an interest rate of 7.15% per annum. The loan was due in March 2021 and the agreement was renewed for a further period of 12 months.

In 2016, a subsidiary of the Company had executed an agreement with Twin Star Holding Limited, the intermediate parent of the Group, to provide an unsecured loan of $10 million at an interest rate of 2.1% per annum.

During the year, these companies have recognised a provision of ₹ 979 million ($ 13 million) (including accrued interest of ₹ 200 million) against said loans.

(iv) Twin Star Holding Limited and THL Zinc Limited

During fiscal year 2019, THL Zinc Limited entered into a loan agreement with Twin Star Holding Limited for $ 20 million at an interest rate of 2.25% per annum. The agreement was valid until February 2019. During the fiscal year 2020, the agreement was renewed with an increased rate of interest of 7.78% and was extended until October 2022. The loan is unsecured. The outstanding balance as on March 31, 2021 was $ 40,000.

(v) Structured investments purchased from Volcan Investments Limited

During the financial year ended March 31, 2019, as part of its cash management activities, CIHL purchased an economic interest in a structured investment for the equity shares of Anglo American Plc (“AA Plc”), a company listed on the London Stock Exchange, from Volcan for a total consideration of ₹ 38,124 million (GBP 428 million, USD $ 541 million) determined based on an independent third-party valuation. In July 2019, the transaction was unwound and the investments were redeemed for a total consideration of ₹ 44,847 million (GBP 519 million, USD $ 639 million), representing the actual price Volcan realised from selling the shares of AA Plc. CIHL was informed that the said realization was net of applicable transaction costs of ₹ 926 million (GBP 10 million, USD $ 12 million), which in January 2021, CIHL agreed to bear. Accordingly, this amount has been recorded in the consolidated statements of profit and loss in the current year.

(vi) Vedanta Limited - oil and gas business’s PSC and Open Acreage Licensing Policy (“OALP”) guarantee to Government

Vedanta Resources Limited as a parent company, has provided financial and performance guarantee to GoI for erstwhile Cairn India group’s (“Cairn”) obligations under the PSC provided for onshore block RJ-ON-90/1, for making available financial resources equivalent to Cairn’s share for its obligations under the PSC, personnel and technical services in accordance with industry practices and any other resources in case Cairn is unable to fulfill its obligations under the PSC.

During the current year, the Board of Directors of the Company has approved a consideration to be paid for this guarantee at an annual charge of 1.2% of net exploration and development spend, subject to a minimum annual fee of ₹ 366 million ($ 5 million), applicable from April 2020 onwards to be paid in ratio of participating interests held equally by the Company and its step-down subsidiary, Cairn Energy Hydrocarbons Limited (“CEHL”).

Similarly, VRL has also provided financial and performance guarantee to GoI for the Company’s obligations under the Revenue Sharing Contract (“RSC”) in respect of 51 Blocks awarded under the OALP by the GoI. During the current year, the Board of Directors of the Company has approved a consideration to be paid for this guarantee consisting of one-time charge of ₹ 1,829 million ($ 25 million), i.e., 2.5% of the total estimated cost of initial exploration phase of approx. ₹ 73,140 million ($ 1 billion) and an annual charge of 1% of spend, subject to a minimum fee of ₹ 731 million ($ 10 million) and maximum fee of ₹ 1,463 million ($ 20 million) per annum.

Accordingly, the Company has recorded a guarantee commission expense of Nil and ₹ 1,332 million ($ 18 million) for the year ended March 31, 2020 and 2021 respectively and Nil and ₹ 1,610 million ($ 22 million) is outstanding as a pre-payment at March 31, 2020 and March 31, 2021 respectively.

(vii) Loans to parent companies

In June 2020, as part of its cash management activities, the Company through its overseas subsidiaries extended certain loans and guarantee facilities, for a period upto 12 months, to VRL and its subsidiaries (collectively “the VRL group”) which were drawn over a period of time carrying interest ranging from 3% to 7% and guarantee fee at 1%. In October 2020, certain terms of the loan facilities were modified primarily comprising extension of the tenor, increase in quantum and making it repayable in instalments by December 2023, which resulted in substantial modification of the instruments. Further, the guarantee was also extinguished. The difference in the fair value of the loan was debited to equity as a transaction with the shareholder. The provisions of IFRS 9 – ‘Financial Instruments’ as applicable for assets which are credit impaired on initial recognition were applicable to loans aggregating to ₹ 8,923 million (US$ 122 million) to one of the subsidiaries of VRL.

Subsequently, in February 2021, the contractual rate of interest on these instruments were increased with retrospective effect to 14% to 17.5% to enable the Group to earn the fair market rate of interest, as was determined on the date of the origination of the transaction.

With an understanding to revise it further based on prevailing market conditions. Thereafter, in March 2021, since the credit default swap rates had stabilized, the Group revised the interest rate to 9.6% using a level 2 valuation approach by applying the prevailing US Dollar treasury rates and the company specific credit default swaps. The Group also benchmarked the said rate to the coupon rate on bonds issued to non-related third parties by the VRL group during the same period. As per the accounting requirements of IFRS 9 with respect to modification of loans, the net excess of loan amount over the present value of the modified contractual cash flows discounted at the original effective interest rate aggregating to ₹ 5,361 million (US$ 73 million) is reflected in the statements of changes in equity and cash flow as a transaction with the shareholder. The accounting effects of these transactions have been recorded for the first time in these financial statements and were not recorded in the interim financial statements of the Group as at and for the six months ended September 30, 2020.

As of March 31, 2021, loans of ₹ 70,653 million (US$ 966 million) are outstanding. The loans are now entirely held by a single subsidiary of VRL, which holds 37.1% shares (increased to 43.6% subsequent to the year-end) in the Company and is required to maintain the said level of shareholding during the tenure of the loans. The said entity also has a contractual ceiling on its borrowings, which is lower than the market value of its investments and other assets. Further, an accretive interest of ₹ 146 million (US$ 2 million) over and above the contractual interest has been accounted for in the statement of profit and loss. Subsequent to the year end, in April 2021, the VRL group has repaid ₹ 15,140 Million (US$ 207 million) of the aforesaid loans. In May 2021, the overseas subsidiaries of the Company, entered into a novation agreement with the said subsidiary of VRL and agreed to novate ₹ 21,942 million (US$ 300 million) to another subsidiary of VRL with a revised rate of interest of 10.1%. Being a non - adjusting post balance sheet event, accounting effects of the same have not been recorded.

(viii) Conflicts of Interest and Allocations of Business Opportunities

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

Legal Proceedings

Except as described below, there are no governmental, legal or arbitration proceedings (including any such proceedings, which are pending, or to our knowledge, threatened) which we believe could reasonably be expected to have a material adverse effect on our results of operations, cash flows or financial position. See – “Note 33 to our consolidated financial statements” included elsewhere in this Annual Report for more information.

–	Proceedings against the GoI which has disputed our exercise of the call option to purchase its remaining ownership interest in BALCO

There are certain proceedings that are currently ongoing with respect to the exercise of a call option to acquire the remaining shares of BALCO held by the GoI, in accordance with the terms of the shareholders’ agreement between the GoI and us. The amount claimed under this proceeding is presently unquantifiable. The arbitral tribunal formed under the directions of the High Court of Delhi pronounced an award on January 22, 2011. The award held certain clauses of the shareholders’ agreement to be void, ineffective and inoperative as being in violation of sub section (2) of Section 111A of the erstwhile Companies Act, 1956. We filed an application before the High Court of Delhi to set aside this award under Section 34 of the Arbitration and Conciliation Act, 1996. See “Item 4 – Information on the Company - B. Business Overview - Our Business - Options to Increase Interests in HZL and BALCO”.

–	Proceedings by the GoI which has disputed our exercise of the call option to purchase its remaining ownership interest in HZL

We commenced arbitration proceedings against the GoI with respect to exercise of our call option to acquire the remaining shares of HZL held by the GoI, in accordance with the terms of the shareholders’ agreement between the GoI and us. The GoI denied our right to exercise the option on the basis that the shareholders’ agreement contravenes the provisions of Section 111A of the erstwhile Companies Act, 1956 and is therefore void. While the Arbitration was in process, a PIL was filed seeking restraint on disposal of residual shares by GoI the Supreme Court on January 19, 2016 ordered the status quo be maintained with respect to any further disinvestment of government interest in HZL until further orders are passed by the Supreme Court. The Supreme Court, on August 13, 2020 however removed the status quo order in place to the extent that arbitration proceedings can continue with respect to our claim call option rights under the shareholder agreement. Pursuant to the Supreme Court order we had written to the arbitration tribunal for commencement of arbitration proceedings and tribunal is yet to confirm the date for resumption of arbitration proceedings. The PIL seeking restraint on further disinvestment is tentatively listed for July 19, 2021. The matter will be listed for hearing before the Supreme Court in due course. See “Item 4: Information on the Company - B. Business Overview - Our Business - Options to Increase Interests in HZL and BALCO”.

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

On September 10, 2014, the Goa Foundation challenged the High Court order directing the renewal of mining by way of a SLP before the Supreme Court of India, challenging the judgment of the High Court dated August 13, 2014 directing renewal of mining leases. Another set of SLPs on an identical issue were filed by a local activist. Two writ petitions have also been filed before Supreme Court by Goa Foundation and Sudip Tamankar in September 2015 for setting aside the second renewal of iron ore mining leases in Goa made under section 8 (3) of Mines and Minerals (Development and Regulation) “(MMDR”) Act and challenging the revocation of suspension on mining in State of Goa. The Supreme Court passed its final order in the matter on February 7, 2018 wherein it set aside the second renewal of the mining leases granted by the State of Goa. The Supreme Court directed all lease holders operating under a second renewal to stop all mining operations with effect from March 16, 2018 until fresh mining leases (not fresh renewals or other renewals) and fresh environmental clearances are granted under the MMDR Act. The State Government of Goa and company have filed a review petition against the said judgment dated February 7, 2018. The review petition has been heard in chambers and the order is being awaited.

Subsequent to the aforesaid judgement, Vedanta Limited filed a representation before the state government seeking an extension on the validity of leases in consonance with provisions of MMDR Amendment Act which provided that all leases granted prior to the commencement of MMDR Amendment Act were deemed to be granted for a tenure of fifty (50) years. The state government did not consider the representation citing the Supreme Court judgment in place in respect of the issue. Vedanta Limited challenged state government’s stand before the High Court of Bombay at Goa by way of a writ petition which was also rejected basis the earlier Supreme Court. Company has now challenged the order of High Court before the Supreme Court, in which notice has been issued to parties and the State Government has filed a supportive affidavit. The SC has also allowed the impleadment of Goa Foundation and Sudip Tamankar and they have filed their replies. The matter will now be taken up for hearing on July 20, 2021. Separately, the Expert Committee on Iron ore has filed their reports on dump handling and ceiling on annual extractions before the Supreme Court recommending the immediate enhancement of the annual extraction ceiling to 30 million MT, and subsequently to 37 million MT after the development of infrastructure. The Expert Committee on Iron ore’s report is yet to be accepted and the matter is pending before the Supreme Court.

–	Certain prosecution proceedings brought by SEBI against us, Mr. Anil Agarwal and Mr. Tarun Jain

In April 2001, SEBI ordered that prosecution proceedings be brought against us, alleging that we have violated the regulations prohibiting fraudulent and unfair trading practices and it also passed an order prohibiting us from accessing the capital markets for a period of two years. This SEBI order was overruled by the SEBI Appellate Tribunal on October 22, 2001 on the basis of lack of sufficient material evidence to establish that we had, directly or indirectly, engaged in market manipulation and that SEBI had exercised its jurisdiction incorrectly in prohibiting us from accessing the capital markets. On November 9, 2001, SEBI appealed to the High Court of Bombay. The next date of hearing has not yet been fixed. In addition to the prosecution proceedings, SEBI also initiated criminal proceedings in 2001 before the Court of the Metropolitan Magistrate, Mumbai, against us, Mr. Anil Agarwal and Mr. Tarun Jain (who was the Chief Financial Officer of MALCO at the time of the alleged price manipulation). The matter is tentatively listed for August 27, 2021. When SEBI’s order was overruled on October 22, 2001, we filed a petition before the High Court of Bombay to stay those criminal proceedings on the grounds that the SEBI Appellate Tribunal had overruled SEBI’s order on price manipulation. An order was passed by the High Court of Bombay in our favor on December 2, 2005, granting an interim stay of the criminal proceedings.

–	Criminal proceedings against certain directors and employees of BALCO

Criminal proceedings were initiated by Mr. Ajay Padia before the Court of the Judicial Magistrate First Class, Pune against Mr. Anil Agarwal, Mr. Navin Agarwal, Mr. Tarun Jain and certain of our other former directors and employees in 2002 alleging that an assurance that was given by the above mentioned directors regarding payment of all amounts owed to him for the damaged material supplied by BALCO was not honored. An application under Section 482 of the Indian Criminal Procedure Code was filed in the High Court of Bombay for quashing the proceedings in the Judicial Magistrate First Class and to dispose the matter directing that alternative remedies were available before the Sessions Court, Pune, which was the appropriate Court. The High Court of Bombay stayed the criminal proceedings and the application was listed for disposal. The next date of hearing has tentatively been fixed for September 18, 2021.

–	Penalties levied by the Enforcement Directorate on certain of our directors and us

On August 3, 2004, the Enforcement Directorate levied penalties on certain of our directors and us aggregating to ₹ 347 million ($ 4 million). It was alleged that we transferred an amount of ₹ 2,080 million ($ 28.44 million) to Twinstar Holdings Limited and invested in Sterlite and MALCO through Twinstar Holdings Limited without the permission of the RBI. We have submitted that Twinstar Holdings Limited obtained the required approvals from the Foreign Investment Promotion Board (“FIPB”) for the investment. We appealed to the appellate tribunal against the Enforcement Directorate’s order for foreign exchange seeking a waiver of the pre-deposit amount, which was equal to 100.0% of the penalty levied, which appeal was allowed by the tribunal. The Enforcement Directorate appealed against this decision of the tribunal to the High Court of Delhi, which referred the matter back to the tribunal to consider the issue afresh. The Appellate Tribunal on August 06, 2019 passed a favorable order directing a stay on the pre-deposit amount. The matter will be heard on merits in due course.

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

Separately, in March 2013, the TNPCB ordered the closure of the copper smelter at Tuticorin due to complaints regarding a noxious gas leak by local residents. On April 1, 2013, we filed a petition with the NGT challenging the order of the TNPCB on the basis that the plant’s emissions were within permissible limits. The NGT passed an interim order on May 31, 2013 allowing the smelter to recommence operations subject to certain conditions, and consequently we recommenced operations on June 16, 2013. The expert committee constituted by the NGT submitted a report on the operation of the plant on July 10, 2013 stating that the plant’s emissions were within the prescribed standards. Based on this report, the NGT ordered on July 15, 2013 that the smelter could recommence its operations. On August 8, 2013, the NGT confirmed its May 31, 2013 order and held that there was no health impact owing to the operations with directions to comply with the recommendations made by the committee to further improve the working of the plant within a time bound schedule. We implemented all the recommendations during fiscal year 2013. However, the TNPCB filed a Civil Appeals in 2013 against the NGT’s interim order dated May 31, 2013 and the final order dated August 8, 2013. V Gopalaswamy, the General Secretary of a political party, MDMK, also filed civil appeals in 2013.

These appeals have been allowed by the Supreme Court and the NGT judgment dated August 8, 2013 has been set aside on grounds of maintainability. However, the Supreme Court has given the Company, liberty to approach the High Court of Madras challenging the orders of TNPCB. We have now approached the High Court of Madras, Principal Bench challenging the impugned orders of TNPCB passed in 2013. The High Court vide its judgement dated August 18, 2020 dismissed the writ petition filed by the Company. The Company approached the Supreme Court and challenged the said High Court order by way of a SLP to Appeal. The SLP was admitted on August 31, 2020 wherein the court had directed the parties to file their counters and rejoinders if any. Subsequent to the same, the counter affidavits and the rejoinders were filed by the parties and the matter was listed on November 16, 2020 wherein Vedanta Limited had informed the court for a need to look at a workable approach and an option to resume the plant operations (at least on a trial basis so that allegations of pollution could be checked). Pursuant to the same an Interlocutory Application was filed by Vedanta Limited. The Matter was then listed on December 02, 2020 before Supreme Court. The Supreme Court after having heard both the sides concluded that at this stage the interim relief in terms of trial run could not be allowed. Further, considering the voluminous nature of documents and pleadings, the matter shall be finally heard on merits. The case is now listed on August 17, 2021. The State of Tamil Nadu and TNPCB had filed a SLP as well, but on the limited point of expunging of certain paragraphs in the Madras High Court judgement, wherein adverse remarks were made against the State Government officials and TNPCB officials. The matter was listed on January 21, 2021 wherein we had also appeared. The SLP of the State of Tamil Nadu and TNPCB has been clubbed with our main SLP matter.

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

Based on the said order, Vedanta Limited has filed a writ petition before the Principal Bench of the High Court of Madras and has additionally filed an application seeking interim relief for care and maintenance of the plant. The High Court vide its judgement dated August 18, 2020 dismissed the writ petition filed by the Company. The Company approached the Supreme Court and challenged the said High Court order by way of a SLP to Appeal. The SLP was admitted on August 31, 2020 wherein the court had directed the parties to file their counters and rejoinders if any. Subsequent to the same, the counter affidavits and the rejoinders were filed by the parties and the matter was listed on November 16, 2020 wherein Vedanta Limited had informed the court for a need to look at a workable approach and an option to resume the plant operations (at least on a trial basis so that allegations of pollution could be checked). Pursuant to the same an Interlocutory Application was filed by Vedanta Limited. The Matter was then listed on December 02, 2020 before Supreme Court. The Supreme Court after having heard both the sides concluded that at this stage the interim relief in terms of trial run could not be allowed. Further, considering the voluminous nature of documents and pleadings, the matter shall be finally heard on merits. The case is now listed on August 17, 2021. The State of Tamil Nadu and TNPCB had filed a SLP as well, but on the limited point of expunging of certain paragraphs in the Madras High Court judgement, wherein adverse remarks were made against the State Government officials and TNPCB officials. The matter was listed on January 21, 2021 wherein we had also appeared. The SLP of the State of Tamil Nadu and TNPCB has been clubbed with our main SLP matter.

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

Hearing the case of expansion project, Madras High Court vide its order dated October 3, 2018 has granted an interim stay in favour of the Company against order of SIPCOT (State Industries Promotion Corporation of Tamil Nadu) dated May 29, 2018, cancelling 342.22 acres of the land allotted to us. The MoEF&CC has updated on its website that Vedanta Limited’s environmental clearance for expansion project will be considered for ToR either upon verdict of the NGT case or upon filing of a Report from the State Government/ District Collector, Thoothukudi. The Company has also filed Appeals before the TNPCB Appellate Authority challenging withdrawal of CTE by the TNPCB. The matter is pending for hearing and is listed on August 4, 2021 for filing Counter to the Appeals by TNPCB.

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

On February 18, 2016, an individual challenged the environmental clearance granted for the alumina refinery expansion at Lanjigarh before the NGT, Kolkata, wherein MoEF&CC, Odisha State Pollution Control Board and we have been made parties. Pleading in the matter is complete and pending for hearing of arguments, however, the same has not been posted owing to the paucity of judges in the Tribunal. It is pertinent to note that the Hon’ble NGT has not passed any interim order staying the project as prayed by the appellant.

–	Proceedings relating to levy of environmental compensation on account of fly-ash generation

BALCO has three thermal power plants in Korba, Chhattisgarh with a total capacity of 2010 MW out of which 1740 MW is operational. The MoEF&CC has issued several notifications laying down the terms for disposal of ash produced from the thermal power plants. However, compliance with manner of disposal as specified in these notifications is not practically attainable on account of lack of demand from user agencies. Consequently, in accordance with the conditions of BALCO’s Environmental Clearance, left over ash generated from the power plants is disposed off in ash dykes after giving preference to supplying the same to user agencies.

The NGT took cognizance of the matter and vide its order dated February 12, 2020 ordered for levy of environmental compensation on companies failing to comply with the aforesaid notifications. BALCO filed a SLP before the Supreme Court by way of challenging the NGT order on the grounds that it is not in consonance with the Supreme Court’s previous orders dated December 12, 2018 and February 4, 2019 and the methodology for determination of compensation is not reasonable. The Supreme court vide its order dated September 11, 2020 have stayed the impugned NGT order dated February 12, 2020.

No demand letter has been received from the State/ Central Pollution Control Board for environmental compensation by BALCO as on date. Vedanta Limited (Jharsuguda and Lanjigarh units) and TSPL have also challenged the aforesaid NGT order by way of separate Civil Appeals before the Supreme Court. The Civil appeals filed by Vedanta Limited are tagged along with the case of M/S Aravali Power Co. Private Limited V. Vedprakash And Anr and the matter is tentatively listed for July 27, 2021. Vedanta Limited Jharsuguda and TSPL have also not received any demand notices yet.

However, in a similar matter in a SLP filed by NTPC (where demand has been raised), Supreme Court granted stay of recovery of environmental compensation. In yet another matter, in a SLP filed by National Aluminium Company Limited (“NALCO”) (where no demand has been raised), the Supreme Court granted stay of recovery, if any, in pursuance of the impugned order of the NGT.

–	Proceedings against us challenging environmental consents received for our expansion project of pig iron, metallurgical coke, sinter plants and power plant in Goa

An application was filed by the village panchayat head of Navelim, Goa before the NGT against the Goa State Pollution Control Board (“GSPCB”), MoEF&CC, State of Goa, others and us alleging that (i) GSPCB had issued its approval in a piecemeal manner to us, even though the environmental clearance order issued by the MoEF&CC and the approval are for all four plants thereby violating the MoEF&CC order, (ii) the no-objection certificate issued in relation to this project in 2007 was forged and fabricated, and (iii) the CN5 bridge at Maina-Navelim junction falls outside the notified industrial area, and crosses a public road belonging to the village panchayat. The application sought cancellation of the approval and the order of the MoEF&CC. On March 1, 2013, the NGT gave directions to issue notices to all the parties. We responded on April 11, 2013, denying all contentions and submissions made by the village head and requested that the application be dismissed. Pleadings in the matter have been completed. Subsequently on February 10, 2014, the matter was transferred from the Principal Bench of the NGT at New Delhi to the Western Bench of the NGT at Pune, where the matter is yet to be listed.

–	Shenzhen Shandong Nuclear Power Construction Co. Limited has commenced arbitration proceedings against us

On February 19, 2012, Shenzhen Shandong Nuclear Power Construction Co. Limited (“SSNP”) filed a petition before the Bombay High Court under section 9 of the Arbitration and Conciliation Act, 1996, alleging non-payment of their dues towards construction of a 210 MW co-generation power plant for a refinery expansion project at Lanjigarh, and filed a claim of ₹ 16,420 million ($ 225 million). This was subsequent to SSNP’s notice for termination of the contract dated February 25, 2011 and legal notice dated February 23, 2012 for recovery of its alleged dues. SSNP also made a request for interim relief. Under the petition, SSNP sought for a restraining order on encashment of the advance bank guarantee, injunction from disposing or creating third party right over plant and machinery at the project site and security for the amount due under the contract. On April 25, 2012, the High Court of Bombay dismissed SSNP’s petition. SSNP appealed against this order and the High Court of Bombay by its order dated December 12, 2012 ordered us to deposit a bank guarantee for an amount of ₹ 1,870 million ($ 25 million) until completion of the arbitration proceedings.

On April 9, 2013, we filed a counterclaim for delays in operations caused for which we argued that SSNP was responsible. Subsequently, SSNP filed an application for an interim award of ₹ 2,020 million ($ 28 million) before the arbitral tribunal, which was not granted. The arbitral award was pronounced on November 9, 2017, wherein the Tribunal awarded an aggregate amount of ₹ 2,210 million ($ 30 million) to SSNP payable within a period of 120 days carrying an interest at the rate of nine per cent (9.0%) from the date of filing of the claim and along with a cost of ₹ 5 million ($ 0.07 million). The tribunal further directed that beyond the said period of 120 days, the award amount shall carry an interest at the rate of fifteen per cent (15.0%) till the realization of the award amount.

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

The division bench, on August 30, 2018, dismissed our appeal u/s 37 of Act and vacated all interim orders passed by the court. We challenged the said order of High Court before Supreme Court by way of a SLP. In the meantime, SSNP also filed an execution application before the High Court for appropriation of money which was deposited with the court, against which we filed an appeal to get a stay of execution.

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

Vedanta Limited then filed a reply to the Execution Petition filed by SSNP in the Delhi HC for giving effect to the its earlier order and requesting SSNP to hand over the drawings, documents and the Bank Guarantee. The court, in its order dated August 08, 2019, accepted the Company’s argument that the Euro component can be paid in INR subject to the arguments of SSNP on the next date. With respect to our submission for return of drawings and documents as a precondition to the release of payments, SSNP submitted an affidavit on September 12, 2019. The matter was then listed on October 21, 2019 for hearing and as per the order ₹ 347 Million has been released out of the deposit made with the Registry in the first week of November. In the meantime, SSNP also approached Vedanta Limited for a settlement which was rejected, stating that the same shall not be accepted unless the settlement offer is made by SSNP in writing.

On January 6, 2020, the court recorded our submissions on refund of excess security deposited with the Registry by Vedanta Limited and on the issue of release of drawings and documents as sought by Vedanta Limited. The court directed SSNP to file an affidavit within two weeks’ to show that such drawings and documents have been supplied by them, thereafter two weeks’ time was given to Vedanta Limited to file a reply to the same. Vedanta Limited has filed a petition to recover the surplus deposit amount lying with the Registry. In the same order, accounts officers of the court was directed to examine the calculation filed by the parties and submit the report to the court. The matter to be heard on August 02, 2021. In the meantime, SSNP filed an Execution First Appeal before the Division Bench, Delhi High Court against the aforesaid order dated January 6, 2020, wherein SSNP has prayed for modification of the arbitral award. The execution first appeal has been part heard on November 26, 2020 and December 17, 2020 and is pending for adjudication.

The aggregate award amount now stands revised at ₹ 2,981.6 million ($ 40 million) as on March 31, 2021.

–	Proceedings against TSPL relating to its delay in commissioning various units of the power plant

TSPL entered into a long term power purchase agreement with the PSPCL for supply of power. TSPL has a contractual obligation to complete the commissioning of various units of the power plant according to the scheduled timelines agreed in terms of the agreement. According to the terms of the agreement, there are obligations and performances to be met by both PSPCL and TSPL. PSPCL was obligated to fulfill certain conditions including procuring interconnection and transmission facilities, arranging supply of adequate quantity of fuel for the project etc. However, due to the delay in fulfilment of certain obligations and other force majeure reasons, there were delays in implementing the project as compared to the scheduled timelines under the agreement. TSPL received letter from PSPCL, seeking payment of liquidated damages of ₹ 3,176 million ($ 43 million) for each delay in commissioning of Units I, II and III totaling ₹ 9,529 million ($ 130 million).

Subsequently, PSPCL invoked the bank guarantee of ₹ 1,500 million ($ 21 million) towards payment of the liquidated damages on account of delay in completion of the commissioning of Unit I. TSPL filed a petition with the Punjab State Electricity Regulatory Commission (“PSERC”) for quashing of the wrongful claim of liquidated damages and grant of extension of time to complete the commissioning of various units of the power plant. On October 22, 2014, PSERC ordered the matter to be settled through arbitration and allowed the stay on encashment of the bank guarantee until the matter is finally adjudged by the arbitrator. PSPCL submitted an appeal in Appellate Tribunal for Electricity (“APTEL”) against the PSERC order and on May 12, 2015, APTEL disposed the appeal by directing that the matter will be adjudicated by an arbitral tribunal. The arbitral proceedings have concluded on February 15, 2017 and the award was made in TSPL’s favor. Meanwhile, PSPCL has filed an application challenging the award under section 34 of the Arbitration and Conciliation Act, 1996. TSPL had filed an application on September 28, 2018 for dismissal of PSPCL’s application on maintainability stage. However, the application filed by TSPL has been dismissed by the court on January 12, 2021. TSPL has challenged the Order dated January 12, 2021 before Punjab & Haryana High Court which is yet to be listed. Further, the Section 34 matter before District Court, Patiala has been scheduled for filing of reply by TSPL and is pending for adjudication.

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

PSERC passed a 2:1 majority judgement dated December 2, 2014, holding against TSPL. TSPL thereafter filed an appeal in January 2015 along with a stay application before the APTEL. The appeal was admitted, however, the stay application was rejected by APTEL. Against this rejection of stay application, TSPL filed an appeal in Supreme Court on July 28, 2015. The Supreme Court granted stay order against any recovery of mega power project benefits by PSPCL. The stay granted by the Supreme Court was vacated on February 6, 2017, which led to a deduction of ₹ 2,140 million ($ 29 million) from TSPL’s monthly billing by PSPCL. Upon appeal, Supreme Court directed PSPCL to refund ₹ 500 million ($ 7 million) from the amount deducted from TSPL’s bill subject to final outcome of appeal before APTEL. Following this order, APTEL also granted a stay against further deductions from the monthly billing against a bank guarantee furnished by TSPL.

APTEL dismissed the appeal filed by TSPL and disallowed TSPL’s contentions in its final judgement order dated July 4, 2017. TSPL filed an appeal before the Supreme Court against the adverse final judgement of APTEL. This appeal was admitted by Supreme Court on July 10, 2017 and a stay order was granted against PSPCL’s proposed deduction of ₹ 900 million ($ 12 million) from TSPL’s bills and against the encashment of bank guarantee amounting to ₹ 380 million ($ 5 million) which was furnished by TSPL to PSPCL under APTEL’s order. TSPL filed a clarification application before the Supreme Court of India, which was allowed and PSPCL was directed to refund ₹ 500 million ($ 7 million). However, the ongoing monthly deductions on account of mega benefit claim has not been stayed by the Supreme Court. On this account, PSPCL has already made deductions of approximately ₹ 7,850 million ($ 107 million) till March 31, 2021. The appeal is pending for further hearing and next date is yet to be notified.

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

However, PSPCL misinterpreting the Supreme Court order, paid only ₹ 160 million ($ 2 million) on September 17, 2018 on account of washing charges. TSPL has filed a Contempt Petition in the Supreme Court.

The Supreme Court vide its order dated August 7, 2019 allowed the claims of TSPL and directed PSPCL to pay within six weeks. PSPCL paid ₹ 10,021 million to TSPL.

However, PSPCL did not pay the complete amount and withheld balance amount due on account of yield loss and interest etc. TSPL had filed a second contempt petition for the remaining amounts. PSPCL has filed counter affidavit in reply to the second contempt petition. TSPL has filed rejoinder to the counter affidavit.

On March 7, 2020, PSPCL filed an application to submit an additional document (namely, expert opinion regarding coal washing). On August 14, 2020, PSPCL filed an affidavit seeking extension of time for reconciliation of amounts due towards energy charges. On October 14, 2020, PSPCL filed an application for permission to file additional documents/ additional facts. On February 04, 2021, PSPCL filed an affidavit stating that all the payments have been made in compliance of the Supreme Court Order and as per computations of PSPCL. On March 6, 2021, PSPCL also filed a note of arguments stating that they have paid only 83% of the claimed amount by TSPL.

Finally, on March 9, 2021, Hon’ble Supreme Court has disposed off the matter in favour of TSPL directing PSPCL to clear all the arrears as on date as understood by TSPL in two instalments i.e. on or before March 31, 2021 and May 31, 2021 including interest or any other component which is admissible as per the contract inter se the parties and as per the orders of the Hon’ble Supreme Court. Subsequently, PSPCL has paid ₹ 3,750 million ($ 51 million) till March 31, 2021 on the basis of the Supreme Court order.

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

We filed an application before the High Court of Karnataka, seeking modification of the order in August 2009. However, the application was not taken up for hearing. Subsequently, we filed a SLP before the Supreme Court of India against the High Court’s order. In November 2009, the Supreme Court of India ordered the High Court of Karnataka to dispose the application for modification of the order given in August 2009 and ordered us to furnish a bank guarantee towards payment of the forest development tax. In April 2010, we were ordered by the High Court of Karnataka to pay 25.0% of the demand in cash and furnish a bank guarantee for the remaining 25.0%. On January 3, 2016, the High Court of Karnataka passed its final order quashing the forest development tax notification, holding that the rate of forest development tax levied to be 8.0% and directing a refund of the amounts collected from mining lessees other than state government owned companies. The state government of Karnataka appealed against the order before the Supreme Court of India, and another mining lessee also filed a counter appeal in the matter. The matter is pending before the Supreme Court and in the interim, the Supreme Court has stayed the refund of the forest development tax amount as ordered by the High Court.

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

The Department of Mines and Geology of the State of Rajasthan issued several show cause notices in August, September and October 2006, aggregating ₹ 3,339 million ($ 46 million) to HZL, claiming unlawful occupation and unauthorized mining of associated minerals other than zinc and lead at HZL’s Rampura Agucha, Rajpura Dariba and Zawar mines in Rajasthan, during the period from July 1968 to March 2006. In response, HZL filed a writ petition against these show cause notices. In October 2006, the High Court issued an order granting a stay and restrained the Department of Mines and Geology from undertaking any coercive measures to recover the penalty. In January 2007, the High Court issued another order granting the Department of Mines and Geology additional time to file their reply and also ordered the Department of Mines and Geology not to issue any orders canceling the lease. However, the Central Government and State Government are yet to file their replies. In a similar matter, DMG had issued a demand notice with respect to HZL’s Rajpura Dariba Mines which was challenged by HZL before Revisionary Authority and secured a favourable order. The State Government has filed a writ petition before the High Court of Jodhpur against the said RA order. Subsequently the State filed an early hearing application, but it was held that the State’s application cannot be admitted till the Central Government files its affidavit. The matter is to be listed in due course.

–	Demand against BALCO for electricity duty

In February 2010, BALCO received a notice from the Chief Electrical Inspector, Government of Chhattisgarh demanding BALCO to pay ₹ 2,404 million ($ 32 million) from June 2005 to March 2009, towards electricity duty for the generation of power by BALCO’s 540 MW power plant. The notice alleged that BALCO did not submit the eligibility certificate required for exemption from payment of electricity duty. The said exemption was claimed pursuant to a memorandum of understanding entered with the state government and according to the industrial policy 2001-2006. The state level committee recommended that an eligibility certificate be issued to us that will exempt us from paying duty on electricity. BALCO filed an application before Directorate of Industries for the issuance of an eligibility certificate and granting an exemption from payment of electricity duty in year 2005 and also 2007 but the same was rejected by its letter dated February 28, 2019. Thereafter, BALCO submitted its representation dated April 18, 2019 before the Industries Department and the Energy Department for re-consideration of BALCO’s application with subsequent reminders dated June 26, 2019 and September 06, 2019 and the same are pending for consideration as on date. The amount of duty on electricity payable for the period subsequent to March 31, 2009 until March 31, 2021 is ₹ 12,027 million ($ 164 million).

–	Claim against HZL for environment and health cess by the State of Rajasthan

The state of Rajasthan issued a notification in June 2008 notifying the Rajasthan Environment and Cess Rules, 2008, imposing environment and health cess on major minerals including lead and zinc. HZL and other mine operators resisted this notification and the imposition thereunder before the High Court of Rajasthan on the ground that the imposition of such cess and all matters relating to the environment fall under the competence of the central government as opposed to the state government. In October 2011, the High Court of Rajasthan disposed the writ petitions and held the Rajasthan Environment and Cess Rules, 2008 that imposes a levy of cess on mineral as being constitutionally valid. An amount of ₹ 150 per metric ton of ore produced would be attracted under the statute if it is held to be valid. HZL challenged this order by a SLP in December 2011 before the Supreme Court of India. The Supreme Court of India issued a notice for stay. The Supreme Court issued further direction on March 23, 2012 not to take any coercive action against HZL for recovery of cess. The matter is still pending and not yet listed for hearing. The state government has rescinded the prospective liability towards environment and health cess by notification dated January 6, 2017.

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

HZL has also filed another writ petition before the High Court of Jodhpur challenging the discriminatory rates of contribution for major and minor minerals as well as mining leases granted post and prior to the date of amendment of the Act. Both the writ petitions have been clubbed by the court. The stay granted by the High Court has been vacated vide order dated January 21, 2021. HZL filed an SLP before the Supreme Court against such stay vacation, which was later withdrawn with liberty to push for expeditious disposal of matter in the High Court. Further, a second stay application had been filed in the second writ petition filed by HZL in the discriminatory rate matter. The matter is to be listed in due course.

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

HZL challenged the computation mechanism in the royalty on the ground that the state has not complied with the previous orders of High Court of Rajasthan where a similar computation mechanism was challenged and court had directed the government to review the supporting documents, rules and judicial precedents. Pending compliance of its previous orders, the High Court vide its order dated February 19, 2020 directed that HZL shall be afforded an opportunity of hearing by the Additional Chief Secretary, Department of Mines, Government of Rajasthan and no coercive action should be taken on account of the order passed by the Additional Chief Secretary until the same is placed for confirmation before the court. The Department of Mines and Geology of the State of Rajasthan has filed an affidavit dated November 04, 2020 commenting on the representations submitted by HZL and has also issued a show cause notice on May 20, 2020 in connection with the removal of silver and cadmium without payment of royalty based on an investigation done by the State Directorate of Revenue Intelligence (“SDRI”), HZL is in the process of filing the response highlighting the errors on facts done by SDRI and will provide a statement to demonstrate full payment of royalty on silver and cadmium produced and sold by HZL. A no coercive action order has been passed vide order dated December 17, 2020. The matter is to be listed in due course.

–	Proceedings relating to HZL’s transfer of mining leases

On February 25, 2020 the State of Rajasthan issued orders to HZL alleging that the disinvestment of HZL and various other mergers amounts to transfer of HZL’s leases in favour of Vedanta. HZL has been directed to regularise the lease under section 12A(6) of the MMDR Act read in conjunction with Mineral (Transfer of Mining lease Granted otherwise than through Auction for Captive Purpose) Rules, 2016 applicable to captive mines, failing which the leases would be terminated. HZL has since filed revision applications before the Central Government under Section 30 of the MMDR Act challenging the said order by State of Rajasthan. HZL also approached the High Court of Rajasthan for necessary protection orders until the matter is heard by the Revisionary Authority, Ministry of Mines. The revision application is currently being processed and next date of hearing is two months from July 17, 2020. The State of Rajasthan has been directed by the Revisionary Authority, Ministry of Mines not to take coercive action until final disposal of the matter HZL has also challenged the validity of Rule 24 of Mineral Concession (“MCR”) Rules, 1960 and has obtained a status quo order.

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

The State of Chhattisgarh filed a SLP before the Supreme Court and the SC whilst issuing notice has stayed the refund of the Cess already deposited and the Supreme Court has also directed the State of Chhattisgarh to raise the bills but no coercive action be taken for recovery for the same. In case the Supreme Court overturns the decision of the High Court, Balco may be liable to pay an additional amount of ₹ 9,650 million ($ 132 million) as on March 31, 2021.

–	Show cause notice from the Indian tax authorities for not withholding tax on payments made while acquiring a subsidiary

In March 2014, Vedanta Limited (notice was served on Cairn India Limited which subsequently merged with Vedanta Limited, accordingly now referred to as Vedanta Limited) received a show cause notice from the Indian Tax Authorities (‘Tax Authorities’) for not deducting withholding tax on the payments made to CUHL, for acquiring shares of CIHL, as part of their internal reorganisation. The Tax Authorities have stated in the notice that a short-term capital gain has accrued to CUHL on transfer of the shares of CIHL to Vedanta Limited, in the financial year 2006–2007, on which tax should have been withheld by the Company. Pursuant to this, various replies were filed with the Tax Authorities. After several hearings, the Income Tax Authority, in March 2015, issued an order holding the Company as ‘assessee in default’ and raised a demand totaling ₹ 204,947 million ($ 2,802 million) (including interest of ₹ 102,473 million ($ 1,401 million)). The Company had filed an appeal before the First Appellate Authority, Commissioner of Income Tax (Appeals) which vide order dated July 03, 2017 confirmed the tax demand against the Company. The Company has challenged the Commissioner of Income Tax’s (Appeals) order before the Income Tax Appellate Tribunal (“ITAT”).

Vedanta Limited also filed a writ petition before the Delhi High Court wherein it has raised several points for assailing the aforementioned Income Tax Authority’s order. The matter came up for hearing on February 05, 2020 before Delhi High Court but got adjourned and the next date of hearing is July 29, 2021.

Separately CUHL, on whom the primary liability of tax lies, had received an Order from the ITAT in the financial year 2016-17 holding that the transaction is taxable in view of the clarification made in the Act but also acknowledged that being a retrospective transaction, interest would not be levied. Hence affirming a demand of ₹ 102,473 million ($ 1,401 million) excluding the interest portion that had previously been claimed. The tax department has appealed this order before the Delhi High Court. As a result of the above order from ITAT, the Group considers the risk in respect of the interest portion of claim to be remote. Further, as per the recent recovery notice dated October 12, 2018 received from the Tax Recovery Officer (TRO) appointed for CUHL, tax demand of CUHL of approx. ₹ 49,960 million ($ 663 million) along with interest is outstanding. Further, in the said notice, tax department had also instructed to remit the preference shares redemption amount including dividend payable thereon to the TRO. Accordingly, amount aggregating to ₹ 6,070 million ($ 81 million) has been paid to the TRO on October 26, 2018 thus reducing the liability to ₹ 43,890 million ($ 582 million). Vedanta Limited has also paid interim dividend of ₹ 50 million ($ 1 million) to the TRO. Accordingly, the Group has revised the contingent liability to ₹ 43,840 million and ₹ 43,830 million ($ 599 million) as at March 31, 2020 and March 31, 2021 respectively.

In the event, the case is finally decided against the Company, the demand payable along with interest as per the above mentioned order would be ₹ 204,947 million ($ 2,802 million), of which only ₹ 43,840 million ($ 599 million) million is considered as possible. Separately, but in connection with this litigation, Vedanta Resources Limited has filed a Notice of Claim against the GoI under the UK India Bilateral Investment Treaty (the BIT). The International Arbitration Tribunal passed a favourable order on jurisdiction and Transparency and hearing on merits have been completed in May 2019 and order will be passed in due course.

The Government of India has challenged the Jurisdiction orders of Arbitration Tribunal before the High Court of Singapore and Transparency matter before Supreme court of Singapore against the adverse order of Singapore HC. The Singapore Supreme Court heard the Transparency matter on April 8, 2021 and dismissed the government appeal.

As the Cairn Energy Plc Arbitration award regarding retrospective tax will have a direct influence upon Vedanta’s case, due to the primarily liability of paying the tax is CUHL’s and in this case there is expected to be no tax liability in the hand of CUHL, the claim of amounts assessed as in default against Vedanta Limited should be eliminated. The classification and full financial implications will be reviewed based on further developments in the case.

In Cairn UK ITAT ruling and as well as in Vodafone and Cairn Arbitration award it was held that the amendment was retrospective and not clarificatory in nature. Thus, going by the recent ruling of Supreme court in royalty case, it was impossible for Vedanta Limited (successor in the business of Cairn India Limited) to deduct tax and hence it can’t be held responsible for default under section 201.

–	The Amalgamation and Re-organization Scheme has been challenged by the Indian tax authorities and others

Subsequent to the effectiveness of the Amalgamation and Re-organization Scheme, SLPs challenging the orders of the High Court of Bombay at Goa were filed before the Supreme Court of India by the Commissioner of Income Tax, Goa and the Ministry of Corporate Affairs in July 2013 and in April 2014, respectively. Further, a creditor and a shareholder have challenged the Amalgamation and Re-organization Scheme in the High Court of Madras in September 2013. Further, the Ministry of Mines, GoI have challenged the Amalgamation and Reorganisation Scheme before the High Court of Madras and the High Court of Bombay, Goa Bench, respectively. The Supreme Court of India has admitted the SLPs and the matter was last listed on July 1, 2019 and the next date of hearing is yet to be notified.

–	Arbitration proceedings on issues related to the cost recovery of the Ravva block

ONGC Carry

The Ravva Production Sharing Contract (PSC) obliges the contractor parties to pay a proportionate share of ONGC’s exploration, development, production and contract costs in consideration for ONGC’s payment of costs related to the construction and other activities it conducted in Ravva prior to the effective date of the Ravva PSC (the ONGC Carry). The question as to how the ONGC Carry is to be recovered and calculated, along with other issues, was submitted to an International Arbitration Tribunal in August 2002 which rendered a decision on the ONGC Carry in favour of the contractor parties (including Vedanta Limited (Cairn India Limited which subsequently merged with Vedanta Limited, accordingly now referred to as Vedanta Limited)) whereas four other issues were decided in favour of GOI in October 2004 (Partial Award).

The GOI then proceeded to challenge the ONGC Carry decision before the Malaysian courts, as Kuala Lumpur was the seat of the arbitration. The Federal Court of Malaysia upheld the Partial Award. As the Partial Award did not quantify the sums, therefore, contractor parties approached the same Arbitration Tribunal to pass a Final Award in the subject matter since it had retained the jurisdiction to do so. The Arbitral Tribunal was reconstituted and the Final Award was passed in October 2016 in the Company’s favour. GOI’s challenge of the Final Award has been dismissed by the Malaysian High Court and the next appellate court in Malaysia i.e. Malaysian Court of Appeal. GOI then filed an appeal at Federal Court of Malaysia. The matter was heard on February 28, 2019 and the Federal Court dismissed GOI’s leave to appeal.

The Company has also filed for the enforcement of the Partial Award and Final Award before the Hon’ble Delhi High Court. The matter is next listed for hearing on August 31, 2021.

Base Development Cost

Ravva joint operations had received a claim from the MoPNG, GoI for the period from 2000-2005 for ₹ 9,455 million ($ 129 million) for an alleged underpayment of profit petroleum (by recovering higher Base Development Costs (“BDC”) against the cap imposed in the PSC) to the GoI, out of which, Vedanta Limited’s (Cairn India Limited which subsequently merged with Vedanta Limited, accordingly now referred to as Vedanta Limited) share will be ₹ 2,126 million ($ 29 million) plus interest. Joint venture partners initiated the arbitration proceedings and Arbitration Tribunal published the Award allowing claimants (including Vedanta Limited) to recover the development costs spent to the tune of ₹ 20,377 million ($ 278 million) and disallowed over run of ₹ 1,613 million ($ 22 million) spent in respect of BDC along with 50% legal costs. The High Court of Kuala Lumpur as well as Court of Appeal dismissed GOI’s application of setting aside the part of the Award. GOI challenge to the same before the Federal Court of Malaysia was also dismissed on May 17, 2016. The Company has filed an application for enforcement of award before Delhi High Court. In connection with the above two matters, the Company has received an order dated October 22, 2018 from the GOI directing oil marketing companies (OMCs) who are the offtakers for Ravva to divert the sale proceeds to Government’s account. GOI alleges that the Ravva Joint Operations (consisting of four joint venture partners) has short paid profit petroleum of ₹ 23,015 million ($ 315 million) (the Company share approximately - ₹ 6,817 million ($ 93 million)) on account of the two disputed issues of ONGC Carry and BDC matters, out of which ₹ 4,691 million ($ 64 million) pertains to ONGC Carry and ₹ 2,126 million ($ 29 million) pertains to BDC Matter. Against an interim application, filed by Vedanta Limited along with one its other joint venture partner, seeking stay of such action from GOI, before the Delhi High Court, where enforcement petitions for both matters are pending, the Court directed the OMCs to deposit above sums to the Court for both BDC and ONGC Carry matters. However, Vedanta Limited (and other joint venture partner) has been given the liberty to seek withdrawal of the proportionate amounts (fallen due as of the date of Court order) from the Court upon furnishing a bank guarantee of commensurate value.

During the proceedings of the above matter, the GOI has also filed an interim application seeking deposit by the said OMCs of an amount of ₹ 6,377 million ($ 87 million) (Vedanta’s share of ₹ 4,105 million ($ 56 million) towards interest on the alleged short payment of profit petroleum by the petitioners i.e. Vedanta Limited (and other joint venture partner).

The Hon’ble Delhi High Court vide its order dated February 19, 2020 allowed the petition for enforcement of the arbitration award in relation to BDC including declaratory relief and rejected the objections of GOI. The GOI has filed an SLP against this order before the Supreme Court. The Hon’ble Court on September 16, 2020 pronounced the order in favour of Vedanta, rejecting all objections of the GOI and allowed enforcement of the Arbitration Award. With the Supreme Court order, the Ravva BDC Matter stands closed.

The Hon’ble Delhi High Court vide its order dated May 28, 2020 has directed that all future sale proceeds of Ravva Crude with effect from June 5, 2020 be paid directly to Vedanta Limited by the OMCs. In connection with the proceedings on the above matters, GOI has also filed an interim application seeking deposit by the said OMCs towards interest on the alleged short payment of profit petroleum by the petitioner (i.e. the Company and the other joint venture partner). The interim application filed by GOI and the matter in respect of the ONGC Carry has been listed for hearing on August 31, 2021.

While the Company does not believe the GOI will be successful in its challenge, if the Arbitral Awards in above matters are reversed and such reversals are binding, the Company would be liable for approximately ₹ 4,691 million ($ 64 million) plus interest.

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

We filed two writ appeals no. 704 and 705 of 2011 in the High Court of Madras challenging the orders passed with respect to the writ petitions no. 8135 and 9744 of 2010. The writ petitions were admitted on August 1, 2011 and the Court ordered other party to maintain the status quo. In the meanwhile, the Commissioner of Customs, Tuticorin issued a show cause notice in January 2015 based on alleged violation of advance license conditions from 2005 to 2009 expressly mentioning that this show cause notice shall be kept pending and not be adjudicated unless and until directions are obtained from the High Court enabling such adjudication. We filed writ petition no. 626 of 2015 against this show cause notice, which was tied up with writ appeals no. 704 and 705 of 2011 and heard together. Thereafter, regular hearings took place in the High Court, and on March 12, 2015 the High Court gave an interim order, allowing one of the prayers in writ in form of injunction to the Directorate General of Foreign Trade actions in pursuit of the show cause notice received from customs department. During the course of the hearings, writ appeal no. 704 was withdrawn as it has become infructuous as it relates to the job work challan matter which has already been concluded. Writ appeal no. 705 of 2011 and writ petition no. 626 of 2015 were heard on March 11, 2016 and both were dismissed by the final judgment of the High Court dated August 1, 2016, as the High Court held that it did not find any impediment to customs authorities issuing show cause notice on the basis of materials gathered and input received from excise authorities. The High Court also required the Company to respond to the show cause notice dated January 13, 2015 within two weeks from receipt of the order and directed the Commissioner of Customs to conduct proceedings as expeditiously as possible. We have filed a SLP against the High Court’s order before the Supreme Court on August 24, 2016. The stay hearing before the Supreme Court on the SLP, took place on April 21, 2017 wherein the Supreme Court held that the commissioner of customs, Tuticorin may pass a final order against the notice but that it had to be kept in sealed cover. During hearing before Commissioner of Customs on September 5, 2017, we requested for cross-examination of witnesses and make available certain relevant documents, which was denied. Thereafter, we have filed an appeal before the Customs, Excise and Service Tax Appellate Tribunal (CESTAT) against such rejection. On January 10, 2018, CESTAT allowed cross-examination of witnesses; however, our request to make available relevant documents was rejected. We filed CMA 649 and 650 of 2018 in the High Court of Madras, Madurai Division Bench challenging the order passed by CESTAT. We requested High Court to order Excise authorities to share the communication issued to Customs basis which SCN was issued by Customs. Hearing concluded on June 13, 2019 before High Court and judgement is reserved. Further, we have written a letter to Commissioner on June 14, 2019 requesting to keep adjudication proceedings in abeyance till receipt of High Court Order.

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

Hindustan Zinc Limited has opted for RJ Amnesty Scheme and settled its demand.

The total claims against Vedanta Limited and its subsidiaries are ₹ 13,664 million and ₹ 14,119 million ($ 193 million) net of provisions made as at March 31, 2020 and March 31, 2021 respectively.

–	Writ petition filed in the Delhi High Court by Cairn India Limited (now Vedanta Limited - oil and gas business) relating to extension of tenure of the PSC for the RJ block

Vedanta Limited filed a writ petition before the High Court of Delhi against the MoPNG, the DGH and ONGC regarding the extension of the tenure for the Rajasthan Block PSC for the Rajasthan Block.

The Rajasthan Block PSC is valid until May 14, 2020. Consistent with the terms of the Rajasthan Block PSC, given that the Rajasthan Block is also producing natural gas, Vedanta Limited has been requesting an extension of the tenure of the Rajasthan Block PSC for a period of up to 10 years, i.e., until May 14, 2030. Vedanta Limited had been making regular requests to the MoPNG for extension of the tenure of the Rajasthan Block PSC since the past few years. However, apart from seeking further technical and financial details, the MoPNG has not yet made a final decision in the matter.

In view of MoPNG’s delay, a writ petition was filed by Cairn India (now Vedanta Limited) on December 11, 2015, seeking relief from the High Court of Delhi.

The High Court of Delhi on May 31, 2018 allowed the writ petition, directing GoI to extend the Rajasthan Block PSC for a period of ten years beyond the current contract term in accordance with Article 2.1 of the Rajasthan Block PSC on the same terms and conditions. The GOI appealed the decision of the Single Bench before the Division Bench High Court of Delhi. The High Court of Delhi ordered that the application filed by Vedanta Limited in May 2018 for seeking extension of the Rajasthan Block PSC for ten years shall be decided/processed by the GOI under the Pre-NELP Extension Policy dated April 07, 2017 within a period of two months, notwithstanding the time prescribed in the Pre-NELP Extension Policy. The High Court of Delhi also stayed the order passed by the Single Judge and placed on record that the question of applicability of the Pre-NELP Extension Policy was presently left open.

Against this backdrop, the GOI granted its approval for a ten-year extension of the Rajasthan Block PSC pursuant to its letter dated October 26, 2018 under the Pre-NELP Extension Policy, subject to certain conditions.

Due to the extenuating circumstances surrounding the COVID-19 pandemic and pending the execution of the Rajasthan Block PSC addendum for extension of the tenure of the Rajasthan Block upon compliance with all stipulated conditions therein, the GOI has from time to time permitted Vedanta Limited to continue its operations in the Rajasthan Block with effect from May 15, 2020 and is currently valid till July 31, 2021.

The matter was heard on several hearings and orders were reserved on February 02, 2021. Vide order dated March 26, 2021, the High Court has allowed the appeal of GOI against the single judge order. While the Company has paid additional 10% Profit Petroleum to the GOI w.e.f. May 15, 2020, it has filed a SLP in the Hon’ble Supreme Court of India against the order dated March 26, 2021

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

On October 18, 2016, the High Court set aside the writ petition. Cairn India Limited (now Vedanta Limited - oil and gas business) filed an appeal against the said order before the division bench of the High Court of Delhi which was also dismissed on November 28, 2018. Vedanta Limited has now filed a SLP before the Supreme Court of India against the dismissal of the writ petition by the Delhi High Court. The matter was heard on April 22, 2019 by the Supreme court and the court directed that notice be issued to GoI and has given four weeks’ time to GoI to revert with its response, post which the matter will be listed for hearing to decide upon the admission of the SLP. No reply has yet been filed by GoI.

Cairn DGH arbitration issue

The GOI granted its approval for a ten-year extension of the Rajasthan Block PSC vide letter dated October 26, 2018 under the Pre-NELP Extension Policy, subject to certain conditions. The conditions relate to the completion of certain technical activities in the Rajasthan Block before the expiry of the primary tenure of the Rajasthan Block PSC, prescribes mechanism and criteria for exploration cost recovery, submission of audited accounts/end of year statements and audit observations. The GOI has subsequently on December 3, 2019 removed the condition of the submission of audited accounts as imposed under the letter of extension dated October 26, 2018.

In connection with one of the conditions for the Rajasthan Block PSC extension, the DGH raised certain queries on May 12, 2020 relating to the notification of certain audit exceptions raised for fiscal year 2016 to 2017 relating to the share of Vedanta Limited and its subsidiary. Vedanta Limited has disputed these queries together with the other audit exceptions for fiscal years 2016 to 2018 on the basis that such audit findings and exceptions are not in accordance with the Rajasthan Block PSC nor are they sustainable and thereby do not prevail nor result in the creation of any liability on Vedanta Limited and its subsidiary. Vedanta Limited is of the belief that it has reasonable grounds to defend its proposition and which are further supported by independent legal opinions on the same. Vedanta Limited had proposed for the relevant issues pertaining to these audit findings and exceptions to be referred for expert determination in accordance with the provisions of the Rajasthan Block PSC. On May 14, 2020, Vedanta Limited invoked the dispute resolution process in accordance with the Rajasthan Block PSC process and issued notice for arbitration to which the GOI has responded on June 29, 2020. The arbitration tribunal stands constituted and Vedanta also filed its application for interim relief. The interim relief application was heard by the Tribunal on December 15, 2020 wherein it was directed that GOI should not take any coercive action to recover the disputed amount of audit exceptions which is presently in arbitration and that during the arbitration period, GOI should continue to extend the tenure of the Rajasthan Block PSC on terms of current extension. The GOI has challenged the said order before the Delhi High Court which is next listed for hearing on July 5, 2021. The GoI has also filed application before the Tribunal objecting to its jurisdiction to decide issues arising out of or relating to the PSC extension policy dated April 7, 2017, the Office Memorandum dated February 1, 2013, as amended and audit exceptions notified for FY 2016-18.

Separately, on September 23, 2020, GOI filed an application for interim relief before Delhi High Court seeking payment of all disputed dues. The Delhi High Court has not passed any order against any of the parties and the matter is listed for hearing on August 4, 2021.

–	Proceedings related to the steel operations CTO revocation by MoEF&CC

The consent to operate for our steel plant at Bokaro was due to expire on December 31, 2017. ESL filed an application in August 2017, before the JSPCB for renewal of consent to operate, as per procedure established by law. ESL filed writ petition in High Court of Jharkhand for issuance of directions to JSPCB to consider the consent to operate application at the earliest. The High Court of Jharkhand observed that ESL cannot be made to suffer on account of non-action on the part of the JSPCB and directed JSPCB to take a final decision on the consent to operate. and vide its interim order dated July 16, 2018 allowed the operation of the steel plant under supervisory control of JSPCB. On August 25, 2018, High Court of Jharkhand granted a stay against order dated August 23, 2018 of JSPCB where they denied the extension of consent to operate. The court in the interim asked MoEF&CC to decide on the issue of show cause notice dated June 6, 2012 within 4 weeks. Pursuant to the order of the High Court of Jharkhand, on August 25, 2018, MoEF&CC vide order dated September 20, 2018, passed an order for revocation of the environmental clearance of ESL. ESL challenged the said order of MoEF&CC by way of writ petition before the High Court of Jharkhand. The High Court of Jharkhand vide its order dated September 27, 2018 stayed the operation, implementation and execution of the order of revocation of environmental clearance and further stated that the impugned order has serious repercussions on ESL which is a running unit and has caused prejudice on account of violations of principles of natural justice. High Court of Jharkhand also allowed ESL to apply for statutory clearance without prejudice to its rights and contentions. Pursuant to this order ESL has applied for forest diversion proposal on October 4, 2018 without prejudice to its rights and contentions.

The MoEF&CC vide its letter dated December 17, 2019 granted an ex-post facto in-principle approval for diversion under Forest Conservation Act, 1980 with certain penal and other conditions for compliance. ESL has also made an application for restoration/revision of environmental clearance, which has been considered by EAC committee of MoEF&CC. MoEF&CC, on August 25, 2020, has granted a Terms of Reference to ESL for 3 MTPA plant with conditions like fresh EIA/EMP reports and public hearing. The High Court of Jharkhand has extended the interim protection granted in the pending writ petitions till September 16, 2020. The High Court of Jharkhand on September 19, 2020 pronounced and revoked the interim stay for plant continuity with effect from September 24, 2020. ESL filed an SLP before the Supreme Court against the order dated September 16, 2020 for grant of interim status quo order and plant continuity. Vide order dated September 22, 2020, the Supreme Court issued notice and allowed plant operations to continue till further orders. Public hearing has been concluded on December 16, 2020, and ESL has applied for grant of Environment Clearance to MOEF&CC on January 01, 2021 and presented before EAC on February 11, 2021. The revised proposal has been submitted on March 14, 2021 post inputs from February 11, 2021 meeting and presented before EAC on March 30, 2021. A revised proposal will be submitted post adding the inputs of the March 30, 2021 meeting. The application is under perusal at the MoEF&CC.

–	Proceedings in respect of claim of Operational Creditors

The resolution plan submitted by Vedanta Limited for the acquisition of ESL under the IBC was approved by NCLT, Kolkata with nil payment to Operational Creditors. The Operational Creditors unsuccessfully challenged NCLT’s approval of the plan before the NCLAT before approaching the Supreme Court in a further appeal.

The Supreme Court vide its order dated November 27, 2019, without staying the implementation of the resolution plan, remanded the matter back to NCLT, Kolkata for it to assess solely on the issue of whether the matter should be sent back to the Committee of Creditors to reconsider nil payment to all Operational Creditors. The Operational Creditors filed applications in this matter to which we have submitted our reply. The matter is currently pending before NCLT, Kolkata.

–	Proceedings relating to the cost pass through for installation and operation costs of flue gas desulphurization (“FGD”)

MoEF&CC issued Environment (Protection) Amendment Rules 2015 vide notification dated December 7, 2015 to implement new emission norms including regulation of sulphur and nitrogen oxide emissions in all thermal power plants in India. The timeline for TSPL to implement these norms as notified by CPCB was December 31, 2019. TSPL approached PSPCL since additional costs under change in law are payable by PSPCL as per the PPA, but no positive response was received from PSPCL. Thereafter, TSPL filed a petition before PSERC regarding approval and consequent tariff adjustment due to change in law event. PSERC passed an adverse order in the matter considering that the said notification is not a change in law event. TSPL thereafter filed an appeal before APTEL. The amounts involved for the capital cost of installation and operation of the FGD units are estimated at ₹ 10,000 million ($ 136.72 million) and a recurring ₹ 700 million ($ 9.57 million) per year.

APTEL vide order dated August 28, 2020 has approved the said notification including installation and operation of FGD and associated system for Sulphur Dioxide (“SO2”) emissions as well as installation and operation of SNCR and/or any other appropriate technology for NOx emissions as a change in law event as per the PPA. It has further stated that TSPL is entitled for additional expenditure for installation and operation of FGD and associated systems including all allied cost like taxes, duties etc. as a part of Additional Capital Cost to be incurred by TSPL and has directed the Commission to devise a mechanism for payment of above mentioned costs and other expenses in relation to procurement, installation, commissioning, operation and maintenance of FGD for SO2 as approved by the concerned authority, after prudence check. Further, TSPL has filed a caveat before Supreme Court of India. PSPCL has now filed an appeal from the order of the APTEL before the Supreme Court.

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

Later, on January 31, 2020, the CPCB issued a show cause notice for non-compliance with its directions u/s 5 of Environment (Protection) Act, 1986. TSPL has replied to the notice and submitted that the timelines issued were not feasible in nature as technical specifications were issued only in June 2018. TSPL, in its reply, has also requested for an extension of timeline for installation of FGD till December 31, 2022. CPCB vide its letter dated May 08, 2020 (received on June 03, 2020) has levied an Environmental Compensation of ₹ 1.8 million per unit per month ($ 0.02 million) for non-compliance to emission norms. On June 05, 2020, TSPL responded to the notice requesting CPCB to revoke the said notice and grant time extension. However, TSPL has deposited an environmental compensation of five months to the CPCB in protest.

Further, pursuant to a notice dated October 16, 2020 and a corrigendum dated November 04, 2020, CPCB has extended the timeline for installing the FGD to February 28, 2021 for Unit 1 and December 31, 2020 for Unit 2 and October 31, 2020 for Unit 3. TSPL has also requested CPCB to refund the compensation paid by TSPL and grant timeline extension of 30 months from the date of commencement of work of the FGD project.

TSPL has also filed an application for impleadment in the case of M.C. Mehta v UOI & Ors. and an application for directions before the SC for providing ad interim stay on the compensation and grant timeline extension for installation of FGD which is yet to be listed.

TSPL is in the process of retendering for FGD Project. However, as per the notification issued by MoEF&CC dated March 31, 2021, the timeline for complying with the emission norms has been extended to December 31, 2024. TSPL has vide letter dated April 14, 2021 requested CPCB to refund us the compensation paid by TSPL for the months of May 2020 to September 2020.

–	Arbitration proceedings related to ONGC’s obligation to share contract costs in respect of the Rajasthan Block PSC.

The dispute pertains to inter-party issues between ONGC, Vedanta Limited (“Operator”) and Cairn Energy Hydrocarbons Limited (“CEHL”) (ONGC, Vedanta Limited and CEHL collectively referred to as “Contractor Parties”) in relation to key components of the parties’ contractual relationships, including their respective right to recover Contractor’s Contract Costs incurred as a result of Petroleum Operations and ONGC’s contractual obligation to contribute its Participating Interest (“PI”) share of such costs in the RJ Block and the subsequent finalization of accounts for the RJ Block. GoI has taken the position, among other things, that the Operator’s annual accounts and statements are not final. The same is due to the Contractor Parties’ divergent views on the RJ Block accounts and non-adoption of the accounts by the Management Committee (“MC”) of the RJ Block. The GoI has directed the Contractor Parties to “finalize Cost Oil”, in the absence of which disputed profit petroleum (“PP”) payments should be payable to GoI.

These issues arise from the interpretation and application of the RJ Operating Agreement (“OA”), the Rajasthan Block PSC.

On March 01, 2019, Vedanta Limited served a notice of arbitration in accordance with the dispute resolution mechanism prescribed in the Rajasthan Block PSC and OA to ONGC and ONGC has responded to the same on April 12, 2019. The Arbitral Tribunal has been constituted in accordance with and pursuant to the Rajasthan Block PSC. A statement of claim was filed by Vedanta on January 31, 2020 whilst ONGC filed its statement of defence on August 30, 2020. In parallel, on May 10, 2019, ONGC filed an interim application under Section 9 of the (Indian) Arbitration Act seeking interim relief before the High Court of Delhi claiming royalty of approximately $ 394 million. The matter has been listed several times since May 2019 and no interim relief sought by ONGC had been granted. The matter is pending for adjudication.

–	Baker Arbitration

Vedanta Limited had entered into two development contracts in 2018 with Baker Hughes companies in relation to the MBA fields in Rajasthan block. On the notice of force majeure by Baker in respect of the services contract, Vedanta Limited as per its contractual right terminated the active call outs under the said contract. There is a dispute between the parties relating to the amount payable and whether only active call outs stand terminated or both contracts are terminated. Baker invoked arbitration under both the contracts in November 2020 claiming a total amount of $ 127 million, which is disputed by Vedanta Limited. Both the parties have appointed their respective arbitrators. For appointment of the presiding arbitrator, the matter is before the Hon’ble Supreme Court of India.

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

GRIDCO filed a petition in the year 2018 seeking amendment to the PPA in compliance with the OERC order dated January 27, 2016. However, GRIDCO further prayed for incorporation of a penalty clause in line with the minutes dated November 1, 2016. Vedanta Limited filed its preliminary reply inter alia submitting that there are certain issues which need to be resolved between the parties mutually and accordingly, the Commission may direct the parties to convene a meeting to sort out the issues and submit the revised PPA to the Commission for its approval.

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

GRIDCO is not making payment of undisputed outstanding receivables of Vedanta Limited towards monthly energy bills on account of the fact that it has an alleged counter claim of ₹ 27,780 million ($ 368 million) towards debit notes being raised by it in accordance with the earlier minutes dated November 1, 2016. However, Vedanta Limited has disputed the said minutes and has also maintained that these minutes stand superseded by minutes dated June 7, 2019 which were signed between both the parties in presence of Director (RA), OERC. In fact, Vedanta Limited in its preliminary reply had also sought a direction from OERC seeking payment of 100% payment of undisputed invoices and at least 75% of disputed invoices as per the provisions of the PPA. Post signing of minutes dated June 7, 2019, we have also submitted before the Commission that we are committed to comply with the modalities agreed in the said minutes. The total clean receivables of Vedanta Limited as on March 31, 2020 stands at ₹ 9,020 million ($ 123.33 million).

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

On August 25, 2020, Vedanta Limited also filed an appeal before the APTEL in respect of certain limited issues arising out of the June 2020 OERC Order. The matter is at the stage of completion of pleadings. Next date of hearing of the matter is August 4, 2021.

Additionally, on September 18, 2020, GRIDCO filed an application for review of the June 2020 OERC Order before the OERC. Arguments in the matter have been concluded and the same is reserved for orders. The matter was last listed for order on May 21, 2021 and next date of listing is awaited.

Legal actions by Indian Income tax Authorities for additional income tax

Income tax returns submitted by companies are subject to a comprehensive review and challenge by the tax authorities. There are appellate procedures available to both the tax authorities and taxpayers and it is not uncommon for significant or complex matters in dispute to remain outstanding for several years before they are finally resolved by the High Court or the Supreme Court of India. There are certain income tax legal proceedings which are pending against us. Potential liabilities, if any have been adequately provided for and interest and penalty, if any would be additional. The Company and certain of its operating subsidiaries have been issued demands by the income tax authorities, principally in respect of tax holidays and disallowances of expenditures relating to exempt income, amounting to ₹ 19,093 million and ₹ 19,442 million ($ 266 million) as at March 31, 2020 and March 31, 2021, respectively.

Legal actions by third parties, Indian sales tax, excise and related tax authorities for additional sales tax, excise and indirect duties

The Group is subject to various claims and exposures which arise in the ordinary course of conducting and financing its business from the excise, indirect tax authorities and other authorities. These claims and exposures mostly relate to the assessable values of sales and purchases or to incomplete documentation supporting the companies’ returns or other claims.The approximate total value of claims against the Group is ₹ 39,960 million and ₹ 47,820 million ($ 654 million) as at March 31, 2020 and March 31, 2021 respectively.

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

Under the Companies Act, 2013, dividends in respect of a fiscal year may be paid out of the profits of a company in that fiscal year or out of the undistributed profits of previous fiscal years or both, after providing for depreciation in the manner provided for in the Companies Act, 2013. The Companies Act, 2013 and the Companies (Declaration and Payment of Dividend) Rules, 2014 provide that in the event of inadequacy or absence of profits in any year, a company may declare dividends out of its free reserves subject to the following conditions:

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

As per Regulation 43A of the SEBI LODR, the top 500 listed companies shall formulate a dividend distribution policy. Accordingly, the policy was adopted to set out the parameters and circumstances that will be taken into account by the Board in determining the distribution of dividend to its shareholders and / or retaining profits earned by the Company. The policy is available on the website of the Company www.vedantalimited.com.

Dividends paid to non-resident holders of ADSs are not subject to tax till March 31, 2020 in the hands of the recipient. However, the company that is distributing the dividend is liable to pay a “DDT” at the rate of 15.0% (on a gross basis) plus a surcharge of 10.0% and an education cess at the rate of 3.0%. According to the Finance (No. 2) Act, 2014, DDT is to be levied on gross distributable surplus amount instead of amount paid net of taxes. This resulted in an increase in the DDT to more than 20.0%, from 16.995% in the earlier years which was applicable to the dividends declared, distributed or paid on or after October 1, 2014. The Finance Act, 2018 increased the rate of cess from 3.0% to 4.0% which will result in an effective DDT rate of 20.6% from April 1, 2018. Under Section 115O(1A) of the Income Tax Act 1961, an Indian company, subject to certain conditions, can set off the dividend income received from its subsidiaries against the amount of dividend declared and distributed by it to its shareholders, therefore reducing the DDT to the extent of such set-off.

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

1. Dividend Payout

In every financial year, the Company aims to distribute to its equity shareholders:

i.

The entire dividend income (net of taxes) it receives from its subsidiary, Hindustan Zinc Limited (this does not apply to any one-time special dividends received from Hindustan Zinc Limited which will be at the discretion of the Board); and

ii.

Minimum 30.0% (including taxes, cess, and levies, if any relating to the dividend) of attributable profit after tax (before exceptional items) of the Company excluding its share of profits in Hindustan Zinc Limited for the year. Such profits will be net of dividend payout to preference shareholders, if any.

2. While considering a dividend, the following financial parameters, and internal and external factors shall also be evaluated by the Board:

While considering dividend, the following financial parameters, and internal and external factors shall also be evaluated by the Board:

•	Current financial year’s profits and retained earnings;

•	Availability of cash and liquid investments to pay dividends;

•	Deleveraging plans of the Company;

•	Capital expenditures and organic/ inorganic plans of the Company;

•	Contingency plans;

•	Company’s future prospects including its continued ability to sustain its profits; and

•	External factors such as uncertain or recessionary economic and business conditions, regulatory environment, prevailing and expected commodity prices in the market.

3. Circumstances under which the shareholders of the Company may or may not expect dividends:

Generally, it would be the Company’s policy to pay dividends in the manner specified above. However, the Board may not approve a dividend in certain situations such as:

•	When the Company does not have any profits;

•	When there are prolonged strikes or lockouts, natural calamities, regulatory actions, major accidents or other events significantly impacting production volumes;

•	When prices of the Company’s products have fallen suddenly, impacting future profits in substantial manner, or

•	When the Company’s liquidity is jeopardized for any reason, impairing its ability to pay the dividend.

4. How retained earnings shall be utilized:

The retained earnings may be utilized either for business purposes mentioned in its Memorandum and Articles of Association or shall be distributed to the equity shareholders.

5. Adoption of parameters for dividend payouts with respect to various classes of shares:

•	Presently, the authorized share capital of the Company is divided into equity shares of ₹ 1 each and preference shares of ₹ 10 each.

•	As and when the Company issues other kinds of shares, the Board may suitably amend this Policy.

6. Review of Policy

This policy will be reviewed periodically by the Board and if revised, the Company will announce such changes. This Policy is effective from fiscal year 2018.

B. Significant Changes

Voluntary open offer

Vedanta Resources Limited (“the Acquirer”) together with Twin Star Holdings Limited (“PAC 1”), Vedanta Holdings Mauritius Limited (“PAC 2”) and Vedanta Holdings Mauritius II Limited (“PAC 3” together with PAC 1 and PAC 2 to be referred as “PACs”) in their capacity as the persons acting in concert with the Acquirer had:

(i)

made a Public Announcement for the Voluntary Open Offer dated January 9, 2021 (“Public Announcement”) for acquisition of up to 371,750,500 Equity Shares representing 10% of the fully diluted voting share capital of Vedanta Limited (“Target Company”) from the Public Shareholders of Target Company;

(ii)	made a Corrigendum to the Public Announcement dated January 14, 2021;

(iii)	made a Detailed Public Statement for the Voluntary Open Offer dated January 14, 2021 (“DPS”), published on January 15, 2021;

(iv)	filed the Draft Letter of Offer dated January 19, 2021 (“DLOF”) with SEBI; and

(v)	made a Corrigendum to Detailed Public Statement and the Draft Letter of Offer dated February 17, 2021, published on February 18, 2021.

The Acquirer and PACs had further made an Announcement cum Corrigendum to Public Announcement, Detailed Public Statement and the Draft Letter of Offer dated March 16, 2021, published on March 17, 2021, specifying the various developments/ amendments w.r.t the Offer including the upward revision of Offer price from ₹ 160 per share to ₹ 235 per share and upward revision of Offer size from 371,750,500 equity shares representing 10% of the Voting Share Capital to 651,000,000 equity shares representing 17.51% of the Voting Share Capital.

Further, the Acquirer and the PACs had made the Letter of Offer, along with the Form of Acceptance cum Acknowledgement (“LOF”) dated March 16, 2021, published on March 17, 2021 and the opening offer public advertisement dated March 20, 2021 (“Offer Opening Advertisement”) was published on March 22, 2021.

The above announcements were duly intimated to the Stock Exchanges, filed and submitted with SEBI and the Target Company within the prescribed timelines under Takeover Regulations.

Further, the recommendations of the Committee of Independent Directors (“IDC”) of Vedanta Limited pertaining to the said open offer was published on March 18, 2021 in accordance with the Takeover Regulations.

The tendering period for the said offer commenced from March 23, 2021 and closed on April 7, 2021.

The post offer advertisement dated April 20, 2021 was published on April 21, 2021 pursuant to and in compliance with the Takeover Regulations detailing the pre and post offer shareholding of the Acquirers, PACs and the Public.

Pursuant to the above offer, the Acquirer and PACs have acquired 374,231,161 equity shares of the Company representing 10.07% of fully diluted voting share capital, thereby increasing acquirer’s indirect shareholding in the Company from the current 55.1% to 65.2%.

The Complete details in this regard can be accessed at www.vedantalimited.com.

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

As of June 25, 2021, our issued and paid up capital was 3,717,504,871 out of which 3,717,196,639 is listed with the exchanges. Out of our equity shares that were outstanding (including the 161,104,800 equity shares underlying our 40,276,200 ADSs outstanding as of such date) after giving effect to the bonus issue and share split which includes 308,232 equity shares pending allotment as they are under dispute. All our equity shares are registered shares.

We have executed a Uniform Listing Agreement with the NSE and the BSE pursuant to the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015. Subsequent to this, we are required to comply with certain regulations in addition to the requirements under the Companies Act, 2013. Our outstanding equity shares are currently listed and traded on the NSE and BSE in India. For information regarding conditions in the Indian securities markets, see “Item 3. Key Information – D. Risk Factors – Risks Relating to Investments in Indian Companies, Global Economic Conditions and International Operations.”

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

	NYSE Price for ADS		Average NYSE daily ADSs share trading	NSE Price per Equity Shares		Average NSE daily Equity share trading	BSE Price per Equity Shares		Average BSE daily Equity share trading
Fiscal year	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume

2014(1)	13.59	4.76	537,824	3.56	1.17	6,757,850	3.55	1.17	947,611
2015	21.36	11.43	197,421	5.11	2.86	6,112,054	5.11	2.86	778,407
2016	14.43	3.52	226,508	3.52	0.88	12,085,613	3.52	0.88	1,483,779
2017	17.34	5.00	255,136	4.29	1.31	13,400,496	4.29	1.31	1,289,988
2018	21.99	13.78	481,231	5.46	3.34	10,521,105	5.46	3.35	882,330
2019	19.05	8.34	627,981	4.53	2.11	13,824,166	4.53	2.11	964,153
2020	11.18	3.24	675,972	2.59	0.80	13,907,340	2.59	0.80	806,054
2021	12.91	3.24	950,631	3.17	0.85	29,049,720	3.16	0.85	2,021,830
2020
1st Quarter	11.18	8.68	486,575	2.83	2.22	10,245,483	2.83	2.21	558,415
2nd Quarter	10.22	7.04	577,980	2.51	1.77	11,463,948	2.52	1.78	789,605
3rd Quarter	9.10	7.66	666,532	2.28	1.91	13,568,672	2.28	1.91	829,925
4th Quarter	9.41	3.24	979,322	2.20	0.80	20,030,160	2.20	0.80	1,031,398
2021
1st Quarter	6.00	3.24	1,152,072	1.50	0.82	35,222,049	1.50	0.83	18,33,089
2nd Quarter	7.52	5.62	595,558	1.92	1.41	19,025,080	1.92	1.41	8,48,146
3rd Quarter	8.90	4.92	1,090,116	2.34	1.25	43,838,364	2.34	1.25	4,387,077
4th Quarter	12.91	8.65	968,775	3.17	2.19	18,652,576	3.16	2.19	1,028,380
2021
January 2021	10.28	8.65	831,176	2.61	2.20	18,436,834	2.60	2.20	1,310,735
February 2021	11.77	9.16	974,493	2.90	2.18	17,880,486	2.90	2.18	1,130,931
March 2021	12.91	11.36	1,077,720	3.17	2.80	19,593,368	3.16	2.81	661,802
April 2021	14.13	11.23	1,023,210	3.60	2.83	15,429,694	3.60	2.84	785,166
May 2021	16.32	13.85	1,074,195	4.09	3.47	22,703,868	4.09	3.47	953,623
June 2021 (through June 25, 2021)	15.58	13.30	889,570	3.81	3.27	10,419,976	3.81	3.27	630,345

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

A. Share Capital

Not applicable

B. Memorandum and Articles of Association

General

Our Company Identification Number is L13209MH1965PLC291394. Our registered office is presently situated at 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai—400093, Maharashtra, India. The register of members is maintained at the registered office of the Company, office of the Registrar and Share Transfer Agent KFin Technologies Private Limited in Hyderabad.

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

As of March 31, 2021, 3,717,504,871 equity shares, par value ₹ 1 per equity share, were issued and outstanding (including 308,232 equity shares which have been issued but pending allotment), of which 160,903,244 equity shares were held in the form of 40,225,811 ADSs. Each ADSs represents four equity shares.

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

Directors

Under our Articles of Association there is no provision for a director to hold any qualification shares. According to the Companies Act, 2013, the age limit for retirement of whole time directors is 70 years, provided that appointment of a person who has attained the age of 70 years may be made by passing a special resolution in which case the explanatory statement annexed to the notice for such motion shall indicate the justification for appointing such person. In case where no such special resolution is passed but votes cast in favour of the motion exceed the votes, if any, cast against the motion and the Central Government is satisfied, on an application made by the Board, that such appointment is most beneficial to the company, the appointment of the person who has attained the age of seventy years may be made. In addition, under the Companies Act, 2013 every listed entity is required to appoint at least one women director. Further, the amended SEBI LODR Regulations requires that the Board of top 500 listed entities shall have at least one independent woman director by April 1, 2019 and top 1000 listed entities by April 1, 2020. Subsequent to the amendment in SEBI LODR Regulations, no listed entity shall appoint a person or continue the directorship of any person as a non-executive director who has attained the age of seventy five years unless a special resolution is passed to that effect and the explanatory to the notice to justify the appointment with effect from April 1, 2019.

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

Borrowing Powers

Our directors may raise, borrow, or secure the payment of any sums of money for our purposes as they deem appropriate without the consent of shareholders in a general meeting by special resolution, provided that, the aggregate of the money to be borrowed and the principal amount outstanding in respect of money raised, borrowed, or secured by us does not exceed 100% of the aggregate of our paid up share capital plus free reserves and securities premium. Under the Companies Act, the payment and repayment of money borrowed may be secured in such manner and upon such terms and conditions in all respect as the Board may think fit, by resolution passed at a meeting of the Board and in particular, by the issue of bonds, debentures, debenture stock of the company either unsecured or secured by a mortgage or charge over all or any part of the property of the company (both present and future) including its uncalled capital for the time being, and debentures, debenture stock, bonds and other securities may be made assignable free from any equities between the company and the person to whom the same may be issued.

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

ADSs holders will be eligible to participate in a share buy-back in certain cases. An ADSs holder may acquire equity shares by withdrawing them from the depository facility and then selling those equity shares back to us in accordance with the provisions of applicable law as discussed above. ADSs holders should note that equity shares withdrawn from the depository facility may only be re-deposited into the depository facility under certain limited circumstances as specified under the guidelines issued by the GoI and the RBI relating to a sponsored ADSs facility and fungibility of ADSs. See “Item 10: Additional Information – D. Exchange Controls”.

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

Book-Entry Shares and Liquidity

Our equity shares are compulsorily traded in book-entry form and are available for trading under both depository systems in India, namely, the National Securities Depository Limited and Central Depository Services (India) Limited. The International Securities Identification Number (“ISIN”) for our equity shares is INE205A01025.

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

Further, an acquirer, who, together with persons acting in concert with him, holds shares or voting rights entitling them to 5.0% or more of the shares or voting rights in a target company must disclose every sale or acquisition of shares representing 2.0% or more of the shares or voting rights of the target company to the target company and to the stock exchanges in which the shares of the target company are listed within 2 working days of such acquisition or sale or receipt of intimation of allotment of such shares. This disclosure is required, in case of a sale, even if such sale results in the shareholding of the acquirer falling below 5.0%. Every person, who together with persons acting in concert with him, holds shares or voting rights entitling him to exercise 25.0% or more of the voting rights in a target company, has to disclose to the company and to stock exchanges, their aggregate shareholding, and voting rights as of March 31, in such target company within 7 working days from the end of the financial year of that target company.

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

SEBI has amended various regulations such as the SEBI (LODR) Regulations, 2015, the Takeover Code, the SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2018 and the SEBI (Delisting of Equity Shares) Regulations, 2018 to grant relaxation or exemptions to listed companies whose resolution plan is approved under section 31 of the Insolvency and Bankruptcy Code, 2016.

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

Insider Trading Regulations

SEBI through its notification dated December 31, 2018 has rationalized the Insider Trading Regulations. The amendment mainly focuses in providing mechanism for better implementation of the Insider Training Regulations. These changes, made to give effect to the accepted recommendations of the Committee on Fair Market Conduct, make broad- based changes to the regulations, on matters such as specifying the legitimate purposes for sharing unpublished price sensitive information, tracing the flow of such information, inclusive list of designated persons, establishing of process for how and when people are brought ‘inside’ on sensitive transactions etc. The changes in the Regulations were effective from April 1, 2019 which includes the Code of Conduct to Regulate, Monitor and Report Trading of Securities, Policy and Procedures for Inquiry in case of leak of Unpublished Price Sensitive Information and the Code of Practices and Procedures for fair disclosure of Unpublished Price Sensitive Information and Policy for Determination of Legitimate Purpose. The SEBI (Prohibition of Insider Trading) (3rd Amendment) Regulations, 2019 dated September 17, 2019, notified that the Code of Conduct of the Company shall provide for suitable protection against any discharge, termination, demotion, suspension, threats, harassment, directly or indirectly or discrimination against any employee who files a Voluntary Information Disclosure Form, irrespective of whether the information is considered or rejected by SEBI or he or she is eligible for a Reward under the regulations, by reasons as mentioned in the said regulations. Accordingly, we updated our Insider Trading Prohibition Policy which was approved by the members of the Board on November 14, 2019. We further updated our Insider Trading Prohibition Code to amend the definition of insider for effecting change in identification of Designated Employees/categories. The amended Code was effective from November 06, 2020 which was approved by the Board of Directors in its meeting held on November 06, 2020 and the same is available on the website of the Company www.vedantalimited.com.

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

The sale, lease, or disposal of all or substantially all of the assets of an Indian company must be approved by the board of directors and shareholders holding a majority of the voting share capital of the company.

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

There is no requirement of a nomination corporate governance Committee. The scope and responsibilities of this committee is similar in line with the Nomination & Remuneration Committee.

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

FEMA permits most current account transactions involving foreign exchange except those prohibited or restricted by the RBI. FEMA has eased restrictions on current account transactions. However, the GoI and RBI continue to exercise control over capital account transactions (i.e., those that alter the assets or liabilities, including contingent liabilities, of persons). The GoI and RBI have issued rules under FEMA to regulate various kinds of capital account transactions, including certain aspects of the purchase and issuance of shares of Indian companies.

On October 17, 2019 GoI vide S.O. 3732(E) notified Foreign Exchange Management (Non-debt Instruments) Rules, 2019 and RBI vide G.S.R 796(E) notified Foreign Exchange Management (Debt Instruments) Regulations, 2019, in supersession of Foreign Exchange Management (Transfer or Issue of Security by a Person Resident outside India) Regulations, 2017. Hence, investment in non – debt instruments (includes equity shares, convertible debentures, preference shares and share warrants, depository receipts (“DRs”) issued against equity instruments, etc.) of an Indian company by a person resident outside India shall be under Foreign Exchange Management (Non-debt Instruments) Rules, 2019.

FDI in India can be either through the automatic route or through the government approval route. Over a period of time, the GoI / RBI has relaxed the restrictions on FDI. FDI policy provides details regarding the specified sectoral regulatory bodies whose approval is required for foreign investments. As per the FDI Policy, certain notified sectors/activities requiring government approval should now approach the concerned administrative ministry or department. For instance, FDI proposals relating to mining sector would require approval by Ministry of Mines. FDI proposals requiring government approval for other residuary sectors not covered under the specified sector list would require to be approved by Department of Industrial Policy and Promotion (‘DIPP’).

An entity of a country, which shares land border with India or the beneficial owner of an investment into India is situated in or is citizen of any such country, can invest in India, only with the prior approval of the DIPP and/or the respective sectoral administrative ministries or departments. Further, a citizen of Pakistan or an entity incorporated in Pakistan can invest, only under the government approval route, in sectors/activities other than defense, space and atomic energy and sectors/activities prohibited for foreign investment.

Subject to certain conditions, under current regulations, FDI in most industry sectors are under automatic route if the percentage of equity holding by all foreign investors does not exceed specified industry-specific thresholds. These conditions include certain minimum pricing requirements, compliance with the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011, as amended, (‘the Takeover Code’), exit and ownership restrictions based on the nature of the foreign investor. FDI is prohibited in certain sectors such as the lottery business, gambling and betting, atomic energy, chit funds, Nidhi companies, trading in Transferable Development Rights, railways (other than permitted activities), real estate business or construction of farm houses [other than development of townships, construction of residential/commercial premises, roads or bridges and real estate investment trusts registered and regulated under the SEBI (REITs) Regulations 2014] and manufacturing of cigars.

FDI policy lays down guidelines for calculation of direct and indirect foreign investment in an Indian company.

A person residing outside India (other than a citizen of countries mentioned above) or any entity incorporated outside India (other than an entity incorporated in countries mentioned above and an overseas corporate body as defined in FEMA) has general permission to purchase equity shares (including partly paid up shares), convertible debentures or convertible preference shares of an Indian company (mandatorily required to be fully and compulsorily convertible), subject to certain terms and conditions.

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

A single foreign portfolio investor or an investor group is permitted to invest in equity capital of an Indian company listed or to be listed on a recognised stock exchange in India. The total holding by each FPI or an investor group, shall be less than 10.0% of the total paid-up equity capital on a fully diluted basis or less than 10 percent of the paid-up value of each series of debentures or preference shares or share warrants issued by an Indian company and the total holdings of all FPIs put together, including any other direct and indirect foreign investments in the Indian company by FPIs permitted under these rules, shall not exceed 24 per cent of paid-up equity capital on a fully diluted basis or paid up value of each series of debentures or preference shares or share warrants. The said limit of 10 percent and 24 percent shall be called the individual and aggregate limit, respectively. The aggregate ceiling limit of 24.0% limit may be raised to up to the sectoral cap/statutory ceiling, as applicable, with the approval of its Board of Directors and its General Body through a resolution and a special resolution, respectively

Subject to compliance with all applicable Indian laws, rules, regulations, guidelines and approvals in terms of the FPI Regulations, an FPI, registered as a Category I foreign portfolio investor, may issue or otherwise deal in offshore derivative instruments (as defined under the FPI Regulations) directly or indirectly, only in the event (i) such offshore derivative instruments are issued only to persons eligible for registration as Category I foreign portfolio investors; and (ii) such offshore derivative instruments are issued after compliance with ‘Know Your Client’ norms. An FPI shall ensure that any transfer of offshore derivative instruments issued by or on behalf of the FPI, is made subject to the following conditions: (a) such offshore derivative instruments are transferred to persons subject to fulfillment of regulation 21 (1) of FPI Regulations; and (b) prior consent of the foreign portfolio investor is obtained for such transfer, except when the persons to whom the offshore derivative instruments are to be transferred to are pre-approved by the FPI.

The portfolio investor registered in accordance with the FPI Regulations may be called ‘Registered Foreign Portfolio Investor (“RFPI”).

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

ADSs

Issue of ADSs

Issue of securities through the depository receipt mechanism by Indian companies is governed by the Companies Act, 2013 (Companies Act), the Companies (Issue of Global Depository Receipts) Rules, 2014 (“Depository Receipts Rules”) and the Depository Receipts Scheme, 2014 (the “DR Scheme”). The GoI approved the DR Scheme on October 21, 2014, which came into force on December 15, 2014. Consequently, the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 (the “1993 Scheme”) has been repealed except to the extent relating to foreign currency convertible bonds. The RBI also issued a circular on January 22, 2015, highlighting the salient features of the DR Scheme.

SEBI vide circular dated October 10, 2019 (‘Current DR framework’) has provided a detailed framework for issue of depository receipts.

The Current DR framework inter – alia provides that:

•

Only ‘a company incorporated in India and listed on a recognized stock exchange in India’ may issue permissible securities or their holders may transfer permissible securities, for the purpose of issue of DRs, subject to compliance with the requirements specified therein. The Current DR framework provides permissible securities to mean equity shares and debt securities, which are in dematerialized form and rank pari passu with the securities issued and listed on a recognized stock exchange.

•

Listed company shall ensure that DRs are issued only with permissible securities as the underlying i.e. equity shares and debt securities, which are in dematerialized form and rank pari passu with the securities issued and listed on a recognized stock exchange.

•

Listed company shall be permitted to issue permissible securities or transfer permissible securities of existing holders, for the purpose of issue of DRs, only in permissible jurisdictions and said DRs shall be listed on any of the specified international exchange(s) of the permissible jurisdiction. Permissible jurisdiction shall mean jurisdictions as may be notified by the Central Government from time to time, pursuant to notification no. G.S.R. 669(E) dated September 18, 2019 in respect of sub-rule 1 of rule 9 of Prevention of Money-Laundering (Maintenance of Records) Rules, 2005. In this regard, SEBI vide circular dated November 18, 2019 has provided a list of permissible jurisdictions and international exchange(s) which inter alia, includes the International Financial Services Centre in India.

•

Previously, under the DR Scheme, companies were only required to comply with eligibility requirements pertaining to prohibition from accessing capital markets or dealing in securities. However, the current framework prescribes certain additional requirements, including not being declared as a willful defaulter or a fugitive economic offender.

•

Listed company shall ensure compliance with extant laws relating to issuance of DRs, including, requirements prescribed in this Circular, the Companies Act, 2013, FEMA, Prevention of Money-Laundering Act, 2002, and rules and regulations made thereunder. For this purpose, listed company may also enter into necessary arrangements with Custodian, Indian Depository and Foreign Depository.

•

Listed company shall ensure that the aggregate of permissible securities which may be issued or transferred for the purpose of issue of DRs, along with permissible securities already held by persons resident outside India, shall not exceed the limit on foreign holding of such permissible securities under the applicable regulations of FEMA. However, the listed company to ensure compliance with minimum public shareholding requirement after excluding the permissible securities held by the depository for the purpose of issue of DRs.

•

Listed company shall ensure that any public disclosures made by the listed company on International Exchange(s) in compliance with the requirements of the permissible jurisdiction where the DRs are listed or of the international exchange(s), are also filed with the recognized stock exchange as soon as reasonably possible but not later than twenty four hours from the date of filing.

•

Where permissible securities are issued by a listed company or ‘transferred by the existing holders ’, for the purpose of issue of DRs by the Foreign Depository, the same shall be issued at a price, not less than the price applicable to a corresponding mode of issue of such permissible securities to domestic investors under the applicable laws.

•

A permissible holder i.e. holder of DRs (including its beneficial owner) excludes an Indian and a non – resident Indian (‘NRI’), which is over and above the requirements of the DR Scheme. However, the SEBI through its circular dated December 18, 2020, has permitted the issuance of DRs to NRIs, pursuant to: (a) share based employee benefit schemes which are implemented by a company in terms of SEBI (Share Based Employee Benefits) Regulations 2014, (b) a bonus issue or (c) a rights issue.

•

In terms of the DR Scheme, while the exercise of voting rights on the shares underlying the DRs could be dealt with contractually under the deposit agreement, if such voting rights were not exercisable by the DR holders, the shares would not be counted towards minimum public shareholding requirements. However, as per the Current DR framework, listed company shall ensure that the agreement entered between the holder of DRs, the listed company and the Depository provides that the voting rights on permissible securities, if any, shall be exercised by the DR holder through the Foreign Depository pursuant to voting instruction only from such DR holder.

The SEBI circular issued on October 1, 2020 requires listed companies to appoint one of the Indian Depository as the “Designated Depository” for the purpose of monitoring of limits in respect of DRs.

A listed company issuing DRs is also required to ensure compliance with extant laws including compliance with the minimum public shareholding requirements and limits on foreign investment holding under the FEMA. As regards pricing, the current framework provides that the pricing of DR issuances would have to be undertaken at a minimum price equivalent to the price determined for corresponding mode of issue to domestic investors.

The summary provided above is based on laws applicable as on March 31, 2021 and is not intended to constitute a complete analysis of all laws applicable to the Company and its securities or a substitute for professional legal advice.

Listed Company shall ensure that DRs are issued only with Permissible Securities as the underlying i.e. equity shares and debt securities, which are in dematerialized form and rank pari passu with the securities issued and listed on a Recognized Stock Exchange.

Where Permissible Securities are issued by a Listed Company or ‘transferred by the existing holders ’, for the purpose of issue of DRs by the Foreign Depository, the same shall be issued at a price, not less than the price applicable to a corresponding mode of issue of such Permissible Securities to domestic investors under the applicable laws.Where Permissible Securities are issued by a Listed Company or ‘transferred by the existing holders ’, for the purpose of issue of DRs by the Foreign Depository, the same shall be issued at a price, not less than the price applicable to a corresponding mode of issue of such Permissible Securities to domestic investors under the applicable laws.

Restrictions on Redemption of ADSs, Sale of the Equity Shares Underlying the ADSs and the Repatriation of Sale Proceeds

A non-resident holder of the ADSs may transfer such ADSs, or request that the overseas depositary bank redeem such ADSs. A non-resident holder of ADSs can transfer or redeem the ADSs into underlying equity shares of the company subject to the procedures specified under the DR Scheme. In the case of redemption, the overseas depositary bank will request the domestic custodian bank to release the corresponding underlying shares in favor of the non-resident investor for being sold directly on behalf of the non- resident investor, or being transferred in the books of account of the company in the name of the non-resident. Foreign investors holding ADSs or equity shares equal to or more than 25.0% of the company’s total equity capital/voting rights may be required to make a public announcement of offer to the remaining shareholders of the company under the Takeover Code, on any further acquisition of equity capital/voting rights or ADSs equal to or more than 5.0% by the foreign investor.

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

•	The ADSs offering is approved by the relevant authorities;

•	The ADSs offering is approved by a special resolution of the shareholders of the issuer in a general meeting;

•	The facility is made available to all the equity shareholders of the issuer;

•	The proceeds of the offering are repatriated into India within 1 month of the closing of the offering;

•	The sales of the existing equity shares are made in compliance with the foreign direct investment policy in India;

•	The number of shares offered by selling shareholders are subject to limits in proportion to the existing holdings of the selling shareholders when the offer is oversubscribed; and

•	The issue related expenses exceeding 7.0% of the public offering proceeds would require RBI approval. The issue expenses are paid by shareholders on a pro-rata basis.

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

ADSs are considered as long-term capital assets if they are held for a period of more than 36 months otherwise they are considered as short-term capital assets. Section 115AC of the Income Tax Act provides that income by way of long-term capital gains arising from the transfer of ADSs by the non-resident holder is taxed at the rate of 10.0% plus applicable surcharge and education cess; short term capital gains on such a transfer is taxed at the rate of 30.0% (40.0% in case of a foreign company) plus applicable surcharge and education cess. Because there are significant intricacies relating to application of rules on indirect transfers, it is not clear, whether or to what extent, a buyer of ADSs of the company should be held liable for not withholding tax on the acquisition of shares or be subject to Indian tax on gains realized on disposition of ADS. However, the non-resident investor may examine exemption, if any available to him, from such taxation under the relevant Double Taxation Agreement between India and country of his residence.

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

Dividends paid prior to April 1, 2020 to non-resident holders of ADSs are not presently subject to tax in the hands of the recipient. However, the company that is distributing the dividend was liable to pay a “DDT” at the rate of 15.0% (on a gross basis) plus a surcharge of 10.0% and an education cess at the rate of 3.0%. According to the Finance (No. 2) Act, 2014, DDT is to be levied on gross distributable surplus amount instead of amount paid net of taxes. This resulted in an increase in the DDT to more than 20.0%, from 16.995% in the earlier years which was applicable to the dividends declared, distributed or paid on or after October 1, 2014. According to the Finance Act 2015, the surcharge on dividend tax has increased from 10.0% to 12.0%, and the effective DDT rate is 20.35% with effect from April 1, 2016. The Finance Act, 2018 increased the rate of cess from 3.0% to 4.0% which will result in an effective DDT rate of 20.6% from April 1, 2018. Under Section 115O(1A) of the Income Tax Act 1961, an Indian company, subject to certain conditions, can set off the dividend income received from its subsidiaries against the amount of dividend declared and distributed by it to its shareholders, therefore reducing the DDT to the extent of such set-off.

Any distribution of additional ADSs or equity shares to resident or non-resident shareholders will not be subject to any Indian tax.

Further, the Finance Act 2016 has provided that any income earned by an individual, Hindu Undivided Family or a firm, who is a resident in India, by way of dividend declared, distributed or paid by any domestic company in excess of ₹ 1,000,000 in aggregate shall be chargeable to tax at the rate of 10.0% on gross basis on such amount exceeding ₹ 1,000,000. With the introduction of Finance Act 2017, this provision will be applicable only to specified assessees (specified assessee means a person other than domestic company, charitable trusts registered under section 12 A or 10 (23C) of the Finance Act 2017).

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

The Amendment Act 2019, reduced MAT base tax rate from 18.5% to 15% plus applicable surcharge and cess. The effective MAT rate for all Indian Company for fiscal year 2019, 2020 and 2021 would be 21.55%, 17.47% and 17.47% respectively. Further, companies opting for concessional tax regime (as explained above) would not be required to pay MAT. For non-resident foreign company’s effective MAT rate as per the Tax Amendment Act 2019 reduced from 20.01% to 16.38% of the book profit.

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

Taxation of Dividends and Other Distributions on the ADSs or Equity Shares

Subject to the PFIC rules discussed below, the gross amount of any distributions we make to you with respect to the ADSs or equity shares (including the amount of any Indian taxes withheld therefrom, if any) generally will be includible in your gross income as foreign source dividend income on the date of receipt by the depository, in the case of ADSs, or by you, in the case of equity shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Any such dividends will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other United States corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under United States federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or equity shares, and then, to the extent such excess amount exceeds your tax basis in your ADSs or equity shares, as capital gain. However, we currently do not, and we do not intend to calculate our earnings and profits under United States federal income tax principles. Therefore, a US Holder should expect that any distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to certain non-corporate US Holders, including individual US Holders, dividends may be taxed at the lower applicable capital gains rate applicable to “qualified dividend income”, provided that (1) the ADSs or equity shares, as applicable, are readily tradable on an established securities market in the United States or we are eligible for the benefits of the United States-India income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, and (3) the equity shares are held for a holding period of more than 60 days during the 121 – day period beginning 60 days before the ex-dividend date. Under US Internal Revenue Service authority, equity shares or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NYSE, as our ADSs currently are. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our ADSs or equity shares.

Any dividends will constitute foreign source income for foreign tax credit limitation purposes. Subject to certain complex conditions and limitations, Indian taxes withheld on any dividends may be eligible for credit against a U.S. Holder’s federal income tax liability. If a refund of the tax withheld is available under the laws of India or if the tax withheld exceeds the amount applicable under the Treaty, the amount of tax withheld that is refundable or that represents the excess portion will not be eligible for such credit against a U.S. Holder’s U.S. federal income tax liability (and will not be eligible for the deduction against U.S. federal taxable income). If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends distributed by us with respect to ADSs or equity shares will generally constitute “passive category income”. The rules relating to the determination of the foreign tax credit are complex and US Holders should consult their tax advisors to determine whether and to what extent a credit would be available in their particular circumstances, including the effects of any applicable income tax treaties.

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

Because gains generally will be treated as United States source gain, as a result of the United States foreign tax credit limitation, any Indian income tax imposed upon capital gains in respect of ADSs or equity shares (as discussed under “India Taxation – Taxation of Sale of the ADSs”, “India Taxation – Taxation of Sale of the Equity Shares,” “India Taxation – Sale of the Equity Shares on a Recognized Stock Exchange,” “India Taxation – Sale of the Equity Shares otherwise than on a Recognized Stock Exchange” and “India Taxation – Buy-Back of Securities”) may not be currently creditable unless a US Holder has other foreign source income for the year in the appropriate United States foreign tax credit limitation basket. US Holders should consult their tax advisors regarding the application of Indian taxes to a disposition of an ADSs or equity share and their ability to credit an Indian tax against their United States federal income tax liability.

Passive Foreign Investment Company

Based on the market prices of our equity shares and ADSs and the composition of our income and assets, including goodwill, although not clear, we do not believe we were a PFIC for United States federal income tax purposes for our taxable year ended March 31, 2021. However, the application of the PFIC rules is subject to uncertainty in several respects and, therefore, the US Internal Revenue Service may assert that, contrary to our belief, we were a PFIC for such taxable year. Moreover, although the asset test (defined below) is required to be calculated based on the fair market value of our assets, we did not do a valuation of our assets and our belief that we were not a PFIC for our taxable year ended March 31, 2021 is, in part, based on the book value of our assets. In addition, we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you we will not be a PFIC for the taxable year ending on March 31, 2022 or any future taxable year.

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

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25.0% (by value) of the stock. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our equity shares and ADSs, which has historically been volatile, fluctuations in the market price of our equity shares and ADSs may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. While we still believe we were not a PFIC for our taxable year ended March 31, 2021, there is no guarantee that the U.S. Internal Revenue service would agree such on position.

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

If we are treated as PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of the ADSs and equity shares you own bears to the value of all of the ADSs and equity shares, and you may be subject to the adverse tax consequences described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisor regarding the applicability of the PFIC rules to any of our PFIC subsidiaries.

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

During fiscal year 2021, the Depositary has not reimbursed to us any amount with respect to investor relations expenses.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no material default in the payment of principal or interest.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

ADSs offering in 2009

On July 16, 2009, we completed the ADSs offering on the NYSE. We sold an aggregate of 131,906,011 ADSs representing 131,906,011 equity shares. The price per ADSs was $ 12.15. The joint book runners of the ADSs offering were J.P. Morgan Securities Inc. and Morgan Stanley & Co. International plc. The joint book runners exercised their over-allotment option to acquire an additional 8,449,221 ADSs at $ 12.15 per ADSs. The aggregate price of the offering amount, including the over-allotment option, registered, and sold was $ 1,603 million.

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

The total outstanding Vedanta Limited ADSs as of March 31, 2021 were 40,225,811.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the Exchange Act, management, including our Chief Executive Officer and our Deputy Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosure.

Our Chief Executive Officer and our Deputy Chief Financial Officer have concluded that, as of March 31, 2021, our disclosure controls and procedures were not effective as a result of the material weaknesses in our internal control over financial reporting as described below.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act.

Internal controls over financial reporting refers to a process designed by, or under the supervision of, our Chief Executive Officer and Deputy Chief Financial Officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the IASB.

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

Our management assessed the effectiveness of internal control over financial reporting as of March 31, 2021 based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of this assessment, management concluded that there were material weaknesses in its internal control over financial reporting, as described below, existed as of March 31, 2021, and hence, the internal control over financial reporting was not effective as at that date. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The scope of our management’s assessment of the effectiveness of internal control over financial reporting includes all of our company’s consolidated operations.

Our internal controls over financial reporting were ineffective due to the deficiencies related to the design and operation of controls (a) as a result of lack of board policies and procedures related to the authorisation of significant related party transactions, that the subsidiaries of Vedanta Limited undertook. Consequentially, certain subsidiaries of Vedanta Limited granted loans and guarantees to our controlling shareholders and their affiliates, as described in Note 35(b) of the Consolidated Financial Statements, as per the prevailing internal policies and regulations, which did not mandate prior approval of the Board of Vedanta Limited; and (b) over determination of the fair values of financial instruments executed with related parties. As a result, the Company did not appropriately value and record the aforementioned loans and guarantees to its controlling shareholders on a timely basis. Consequently, there was a material error in our interim consolidated financial statements as at and for the six months ended September 30, 2020, which was subsequently rectified in the consolidated financial statements for the year ended March 31, 2021.

As part of remediation plan, during the year, we updated our policies and procedures regarding authorisations for such related party transactions which now require that every related party transaction proposed to be undertaken by the subsidiaries outside our Group would need prior approval from the Board and/or the Audit Committee of Vedanta Limited. We are implementing changes to our controls over estimation of the fair values of financial instruments entered into with our related parties, whereby the rationale for every input used in determination of the fair value would need to be documented and reviewed by the management. However, there is no assurance as to when such remediation would be completed. As the remediation plans are or continue to be implemented, management may take additional measures or modify the plan elements described above.

Our management recognizes that there are inherent limitations in the effectiveness of any system of internal control over financial reporting, including the possibility of human error and the circumvention or override of internal control. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements and can only provide reasonable assurance with respect to the preparation and presentation of our financial statements.

The effectiveness of our internal control over financial reporting as at March 31, 2021 has been audited by S.R. Batliboi & Co. LLP, India, our independent registered public accounting firm, as stated in their report which is reproduced in its entirety in Item 15(c) below:

(c) Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Vedanta Limited

Opinion on Internal Control over Financial Reporting

We have audited Vedanta Limited and subsidiaries’ internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weaknesses identified below on the achievement of the objectives of the control criteria, Vedanta Limited and subsidiaries (the Company) has not maintained effective internal control over financial reporting as of March 31, 2021, based on the COSO criteria.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses in internal controls have been identified by the Company and included in management’s assessment with respect to deficiencies related to the design and operation of controls (a) as a result of lack of board policies and procedures related to the authorisation of significant related party transactions, that the subsidiaries of Vedanta Limited undertook. Consequentially, certain subsidiaries of Vedanta Limited granted loans and guarantees to its controlling shareholders and their affiliates without a prior approval of the Board of Vedanta Limited since the prevailing internal policies and regulations did not mandate prior approval of the Board of Vedanta Limited; and (b) over determination of the fair values of financial instruments executed with related parties. As a result, the Company did not appropriately value and record the aforementioned loans and guarantees to its controlling shareholders on a timely basis. This resulted in the Company’s interim consolidated financial statements being issued with a material error and the necessary adjustment being recorded subsequently.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of March 31, 2021 and 2020, the related consolidated statements of profit and loss, comprehensive income, cash flows and changes in equity for each of the three years in the period ended March 31, 2021. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2021 consolidated financial statements, and this report does not affect our report dated July 19, 2021, which expressed an unqualified opinion thereon.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of March 31, 2021 and 2020 the related consolidated statements of profit and loss, comprehensive income, cash flows and changes in equity for each of the three years in the period ended March 31, 2021, and the related notes and our report dated July 19, 2021, expressed an unqualified opinion thereon.

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

July 19, 2021

(d) Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our Chief Executive Officer and our Deputy Chief Financial Officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, except for the remediation efforts described above in respect of the material weaknesses identified, management has concluded that no such changes have occurred in fiscal year 2021.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that Dindayal Jalan, an independent director and a member of our audit committee (now known as Audit & Risk Management Committee) qualifies as an “audit committee financial expert” within the requirements of the rules promulgated by the SEC relating to audit committee. Dindayal Jalan satisfies the “independence” requirements of Rule 10A-3 of the exchange act and the NYSE rules. See “Item 6: Directors, senior management and employees – A. Directors and Senior Management”for the experience and qualifications of the members of the Audit committee and also see “Item 6: Directors, senior management and employees – C. Board practices – Committees of board – Audit committee”for the details of members of Audit committee.

ITEM 16B.	CODE OF ETHICS

We have adopted a written Code of Business Conduct and Ethics that is applicable to all of our directors, senior management, executive officers, and employees. We amended our Code of Business Conduct and Ethics in October 2014. We added certain provisions including applicable provisions relating to the U.K Bribery Act, 2010, particularly on the meaning, scope and application of the terms bribery, corruption, fraud, gifts, entertainment and political contributions to the Company and our employees. As an issuer of securities in the United States, we are subject to the US Foreign Corrupt Practices Act (FCPA). Our businesses in other countries shall comply with their respective anti-corruption laws. Additionally, in accordance with the Companies Act, 2013 and the amendment in the listing agreement of stock exchanges in India, the Code of Business Conduct and Ethics was amended to incorporate the duties of the Independent Directors. The Code of Business Conduct and Ethics was amended in April 2015, elaborating on competition law and fair dealing. In addition to this amendment, the Code of Business Conduct and Ethics was further amended at the board meeting held in July 2015, to refresh the core purposes and values of the Company. During fiscal year 2017, the Health, Safety and Environment section in the Company’s Code of Business Conduct and Ethics was amended to reflect applicable provisions relating to the U.K. Modern Slavery Act, 2015, particularly by including a Slavery and Trafficking Statement including the steps taken that slavery and human trafficking is not taking place, either in our business or supply chains.

We have posted the code on our website at – https://www.vedantalimited.com/CorporateGovernance/vedanta_limited_code_of_conduct_and_business_ethics.pdf

Information contained in our website does not constitute a part of this Annual Report. We will also make available a copy of the Code of Business Conduct and Ethics to any person, without charge, if a written request is made to us at our registered office at 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai – 400 093, Maharashtra, India.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our financial statements are prepared in accordance with IFRS as issued by the IASB and are audited by S.R. Batliboi & Co. LLP, Chartered Accountants (“SRB”), a firm registered with the Public Company Accounting Oversight Board in the United States and an Indian firm of Chartered Accountants registered with the Institute of Chartered Accountants of India.

The following table shows the aggregate fees for the professional services and other services rendered by SRB and the various member firms of SRB to us, including our subsidiaries, in fiscal years 2020 and 2021.

	For the Year Ended March 31,
Particulars	2020	2021
	($ in thousands)
Audit fees (audit and review of financial statements)	3,845	4,242
Audit-related fees (including other miscellaneous audit related certifications)	50	47
Tax fees (tax audit, other certifications and tax advisory services)	64	41
All other fees (certification on corporate governance and advisory services)	72	19

Total	4,031	4,349

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total number of shares (or units) purchased	Average price paid per share (or units) (in ₹)	Total number of shares (or units) purchased as part of publically announced plans or programs (As at March 31, 2021)	Maximum number of shares (or units) that may yet be purchased under plans or programs
April 1, 2020 to March 31, 2021	NIL	NA	16,826,630	5.0% within one financial year of the paid up capital; 5.0% within the scheme tenure of the paid up capital

During the fiscal year 2021, no shares were purchased by Vedanta Employee Stock Option Scheme trust (“ESOS Trust”). As at March 31, 2021, total no. of shares (or units) purchased as part of publically announced plans or programs is 16,826,630.

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

As our ADSs are listed on the NYSE, we are subject to the NYSE listing standards. The NYSE listing standards applicable to us, as a foreign private issuer, are considerably different from those applicable to US companies. Under the NYSE rules, we need to (i) establish an independent Audit Committee; (ii) provide prompt certification by our Chief Executive Officer of any material non-compliance with any corporate governance rules of the NYSE; (iii) provide periodic (annual and interim) written affirmations to the NYSE with respect to our corporate governance practices; and (iv) provide a brief description of significant differences between our corporate governance practices and those followed by US companies. Our Audit and Risk Management Committee consists of four directors: Mahendra Kumar Sharma, who is our Chairperson, Upendra Kumar Sinha, Akhilesh Joshi and Dindayal Jalan. Each of Mahendra Kumar Sharma, Upendra Kumar Sinha, Akhilesh Joshi and Dindayal Jalan satisfy the “independence” requirements of Rule 10A-3 of the Exchange Act. A brief description of the significant differences between our corporate governance practices and those followed by US companies can be found in “Item 10. Additional Information—B. Memorandum and Articles of Association—Comparison of Corporate Governance Standards.”

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

The following financial statements are filed as part of this Annual Report, together with the report of the independent registered public accounting firms:

•	Report of Independent Registered Public Accounting Firm

•	Consolidated Statements of Profit or Loss for the years ended March 31, 2019, 2020 and 2021

•	Consolidated Statements of Comprehensive Income for the years ended March 31, 2019, 2020 and 2021

•	Consolidated Statements of Cash Flow for the years ended March 31, 2019, 2020 and 2021

•	Consolidated Statements of Financial Position as at March 31, 2020 and 2021

•	Consolidated Statement of Changes in Equity for the years ended March 31, 2019, 2020 and 2021

•	Notes to the consolidated financial statements

ITEM 19.	EXHIBITS

1.1	Certificate of Incorporation pursuant to change of name to Vedanta Limited—incorporated by reference to Exhibit 99.1 to the Form 6-K (File No. 001-33175) of Vedanta Limited, as filed with the SEC on May 29, 2015.

1.2	Memorandum and Articles of Association of Vedanta Limited—incorporated by reference to Exhibit 1.2 of the annual report on Form-20F for fiscal year 2017 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 15, 2017.

2.1	Form of Deposit Agreement among Sterlite Industries (India) Limited, Citibank, N.A., as Depositary, and owners and holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder amended (including the Form of ADR)—incorporated by reference to Exhibit (a) of Amendment No. 2 to the Registration Statement on Form F-6 (File No. 333-139102), as filed with the SEC on June 15, 2007 as amended by Form of ADR incorporated by reference to Form 424B3 (File No. 333-139102), as filed with the SEC on June 28, 2010.

2.2	Form of Deposit Agreement among Sesa Goa Limited and Citibank, N.A., as Depositary and the holders and beneficial owners of American Depositary Shares issued thereunder—incorporated by reference to Exhibit 99.1 to the Form 6-K (File No. 001-33175), as filed with the SEC on September 11, 2013.

2.3	Form of Deposit Agreement among Vedanta Limited and Citibank, N.A., for continued appointment of Citibank as the exclusive Depositary of American Depositary Receipts issued thereunder—incorporated by reference to Exhibit 2.3 of the annual report on Form-20F for fiscal year 2017 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 15, 2017.

2.4	Specimen share certificate—incorporated by reference to Exhibit 99.2 to the Form 6-K (File No. 001-33175) of Vedanta Limited, as filed with the SEC on May 29, 2015.

4.1	Brand License Agreement with Vedanta Resources Plc.- incorporated by reference to Exhibit 4.1 of the annual report on Form-20F for fiscal year 2018 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on July 31, 2018

4.2**	Brand License and strategic service Agreement with Vedanta Resources Limited

4.3	Vedanta Resources plc Long-Term Incentive Plan—incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.4	Vedanta Resources plc Employee Share Ownership Plan (“ESOP”) 2013—incorporated by reference to Exhibit 4.2 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.5	Vedanta Resources plc ESOP Scheme 2012—incorporated by reference to Exhibit 4.3 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.6**	Vedanta Limited Share Plan: Employee Stock Option Scheme (ESOS) 2021

4.7	Vedanta Resources plc Performance Share Plan Rules—incorporated by reference to Exhibit 4.4 of the annual report on Form-20F for fiscal year 2017 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 15, 2017.

4.8	Cairn India Performance Option Plan—incorporated by reference to Exhibit 4.6 of the annual report on Form-20F for fiscal year 2016 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 1, 2016.

4.9	Vedanta Resources plc Deferred Share Bonus Plan 2015—incorporated by reference to Exhibit 4.6 of the annual report on Form-20F for fiscal year 2017 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 15, 2017.

4.10	Vedanta Limited Share Plan: Employee Stock Option Scheme (ESOS) 2016—incorporated by reference to Exhibit 4.7 of the annual report on Form-20F for fiscal year 2017 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 15, 2017.

4.11	Vedanta Limited Share Plan: Employee Stock Option Scheme (ESOS) 2017—incorporated by reference to Exhibit 4.9 of the annual report on Form-20F for fiscal year 2018 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on July 31, 2018

4.12	Relationship Agreement dated December 5, 2003 among Vedanta, Volcan Investments Limited, Dwarka Prasad Agarwal, Agnivesh Agarwal and Anil Agarwal—incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.13	Deed of Adherence dated December 11, 2007 among Vedanta Resources plc, Volcan Investments Limited, Onclave PTC Limited and Anil Agarwal-incorporated by reference to Exhibit 4.3 of the annual report on Form-20F for fiscal year 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.14	Shared Services Agreement dated December 5, 2003 among Vedanta, Sterlite Optical Technologies Limited, Sterlite Gold Limited and Sterlite Industries (India) Limited, including the letter agreement dated April 13, 2006 amending the Shared Services Agreement—incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.15	Consultancy Agreement dated March 29, 2005 between Vedanta and Sterlite Industries (India) Limited—incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.16	Management Services Agreement dated May 20, 2014 between Vedanta and Sesa Sterlite Limited—incorporated by reference to Exhibit 4.8 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.17	Representative Office Agreement dated March 29, 2005 between Vedanta and Sterlite Industries (India) Limited—incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.18	Representative Office Agreement dated May 20, 2014 between Vedanta and Sesa Sterlite Limited—incorporated by reference to Exhibit 4.10 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.19	Shareholders’ Agreement between the President of India and Sterlite Opportunities and Ventures Limited dated April 4, 2002—incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.20	Shareholders’ Agreement between Sterlite Industries (India) Limited, GoI and BALCO dated March 2, 2001—incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1(File No. 333-138739), as filed with the SEC on November 15, 2006.

4.21	Guarantee Agreement between the President of India, Sterlite Industries (India) Limited, Sterlite Optical Technologies Limited and Sterlite Opportunities and Ventures Limited dated April 4, 2002—incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.22	Agreement between Vedanta Aluminium Limited and Orissa Mining Corporation Limited dated October 5, 2004—incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.23	Mining lease between the Government of Rajasthan and HZL dated March 13, 1980 renewed on September 15, 2000 pursuant to an order of the Government of Rajasthan dated May 1, 2000 and an indenture dated September 15, 2000—incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.24	$ 92.6 million Term Facility Agreement between Sterlite Industries (India) Limited as borrower and CALYON, Standard Chartered Bank and ICICI Bank Limited as lenders dated March 22, 2006—incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.25	Japanese Yen 3,570 million and $ 19.65 million Term Loan Facilities Agreement between Sterlite Industries (India) Limited as borrower and ICICI Bank Limited, Sumitomo Mitsui Banking Corporation and DBS Bank Limited as lenders dated September 19, 2005—incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.26	$ 125 million Term Facility Agreement between HZL as borrower and ABN AMRO Bank N.V., CALYON, Standard Chartered Bank, DBS Bank Limited, Mizuho Corporate Bank, Limited., Sumitomo Mitsui Banking Corporation, The Sumitomo Trust and Banking Co., Limited., Cathay United Bank, Hua Nan Commercial Bank, National Bank of Kuwait S.A.K., Bank of Taiwan, The Export-Import Bank of the Republic of China, Chang Hwa Commercial Bank Limited., Chiao Tung Bank Co., Limited., The International Commercial Bank of China, Co. Limited., Mascareignes International Bank Ltd., Syndicate Bank, Canara Bank and The Shanghai Commercial and Savings Bank, Limited. as lenders dated July 29, 2005—incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.27	$ 50 million Facility Agreement between BALCO as borrower and ICICI Bank Limited, Singapore Branch, ICICI Bank Limited, Bahrain Branch and ICICI Bank Limited, Offshore Banking Unit as lenders dated November 8, 2004—incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.28	$ 50 million Facility Agreement between BALCO as borrower and ICICI Bank Limited, ICICI Bank Limited, Bahrain Branch and ICICI Bank Limited, Offshore Banking Unit as lenders dated November 10, 2004—incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.29	₹ 10,000 million Facility Agreement between BALCO as borrower and Oriental Bank of Commerce, Syndicate Bank, The Jammu & Kashmir Bank Limited, Corporation Bank, Housing Development Finance Corporation Limited, State Bank of Bikaner & Jaipur, State Bank of Hyderabad, State Bank of Indore, State Bank of Mysore, State Bank of Patiala, State Bank of Saurashtra, The Federal Bank Limited, The Karnataka Bank Limited, The Karur Vysya Bank Limited, UCO Bank, Vijaya Bank, ABN AMRO Bank N.V., The Laxmi Vilas Bank Limited as lenders dated September 16, 2003—incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.30	Information Memorandum dated May 30, 2013 relating to the issue of 5000 rated taxable secured listed redeemable non-convertible debentures of face value of ₹ 1 million each, aggregating up to ₹ 5000 million to be issued on a private placement basis in the financial year 2013-14 by BALCO—incorporated by reference to Exhibit 4.23 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.31	Disclosure document dated July 3, 2013 for private placement of secured, redeemable non-convertible debentures of ₹ 1,000,000 each aggregating up to ₹ 25000 million by Sterlite Industries (India) Limited—incorporated by reference to Exhibit 4.24 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.32	Disclosure document dated July 3, 2013 for Private Placement of Secured, Redeemable Non-Convertible Debentures of ₹ 1,000,000 each aggregating up to ₹ 4500 million—incorporated by reference to Exhibit 4.25 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.33	Disclosure document dated July 3, 2013, for Private Placement of Secured, Redeemable Non-Convertible Debenture of ₹ 100,000 each aggregating up to ₹ 750 million—incorporated by reference to Exhibit 4.26 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.34	Common Rupee Loan Agreement dated December 27, 2013 among Sesa Sterlite Limited as Borrower, the Banks and Financial Institutions set forth in Part A Schedule I, as Rupee Lenders, Axis Bank Limited, as Lenders’ Agent and Axis Trustee Services Limited as Security Trustee—incorporated by reference to Exhibit 4.27 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.35	Term Loan Agreement dated November 28, 2013 between Sesa Sterlite and Canara Bank—incorporated by reference to Exhibit 4.28 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.36	US$ 100,000,000 Facility Agreement dated June 20, 2008 between Vedanta Aluminium Limited as Borrower, ICICI Bank Limited as Arranger, The Banks and Financial Institutions (listed in Schedule 1) as Original Lenders and ICICI Bank Limited as Agent—incorporated by reference to Exhibit 4.29 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.37	Facility Agreement dated April 5, 2011 between Vedanta Aluminium Limited as Borrower, The Banks and Financial Institutions Set Forth in Schedule I as the Rupee Lenders and State Bank of India as the Issuing Bank and Facility Agent—incorporated by reference to Exhibit 4.30 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.38	Amendment and Restatement Agreement dated June 27, 2011 relating to the $ 500,000,000 Intercompany Loan Facility Agreement dated July 6, 2009 between Vedanta Aluminium as the borrower and Welter Trading Limited as the original lender and Axis Bank Limited, Hong Kong Branch as agent and Security Trustee under the Amended and Restated Facility Agreement—incorporated by reference to Exhibit 4.31 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.39	$ 50,000,000 Facility Agreement dated January 8, 2013 among Vedanta Aluminium as the original borrower, Sterlite Industries (India) Limited as guarantor, AXIS Bank Limited, Hong Kong Branch as arranger, as original lender and as agent and AXIS Bank Limited as security trustee—incorporated by reference to Exhibit 4.32 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.40	$ 1,200,000,000 Facility Agreement dated May 15, 2013 for Vedanta with Twin Star Mauritius Holdings Limited as borrower arranged by Bank of America, N.A., Barclays Banl Plc, Citigroup Global Markets Asia Limited, J.P. Morgan Chase Bank N.A., Singapore Branch, The Royal Bank of Scotland Plc and Standard Chartered Bank and Standard Chartered Bank (Mauritius) Limited acting as account bank and Standard Chartered Bank acting as agent and security agent—incorporated by reference to Exhibit 4.33 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.41	₹ 50,000 million Facility Agreement dated July 21, 2014 among Sesa Sterlite Limited as borrower, State Bank of India as lender and SBICAP Trustee Company Limited as security trustee—incorporated by reference to Exhibit 4.35 of the annual report on Form-20F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

4.42	₹ 10,000 million Facility Agreement dated April 15, 2014 among Sesa Sterlite Limited as borrower and Union Bank of India as lender—incorporated by reference to Exhibit 4.36 of the annual report on Form-20F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

4.43	₹ 20,000 million Facility Agreement dated April 15, 2014 among Sesa Sterlite Limited as borrower, Bank of India as lender and SBICAP Trustee Company Limited as security trustee—incorporated by reference to Exhibit 4.37 of the annual report on Form-20F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

4.44	₹ 10,250 million Facility Agreement dated April 15, 2014 among Sesa Sterlite Limited as borrower and Syndicate Bank as lender—incorporated by reference to Exhibit 4.38 of the annual report on Form-20F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

4.45	₹ 20,000 million Facility Agreement dated April 15, 2014 among Sesa Sterlite Limited as borrower and Bank of Baroda as lender—incorporated by reference to Exhibit 4.39 of the annual report on Form-20F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

4.46	Debenture trust deed dated December 23, 2014 for 9.36% rated, secured, listed, redeemable non-convertible debentures between Sesa Sterlite Limited as the Issuer and Axis Trustee Services Limited as the Debenture Trustee—incorporated by reference to Exhibit 4.40 of the annual report on Form-20F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

4.47	$ 250 million conventional facility (with a greenshoe option to increase the facility amount by $ 125 million) and $ 250 million Islamic facility (with a greenshoe option to increase the facility amount by $ 125 million) for Vedanta Resources Plc with Twin Star Mauritius Holdings Ltd arranged by First Gulf Bank PJSC and Standard Chartered Bank as Conventional Facility Arrangers and Islamic Facility Arrangers, and Standard Chartered Bank (Mauritius) Limited acting as Account Bank and Standard Chartered Bank acting as Global Facility Agent—incorporated by reference to Exhibit 4.41 of the annual report on Form-20F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

4.48	$ 100 million Facility Agreement dated August 20, 2014 among Twin Star Mauritius Holdings Ltd as borrower and Vedanta Resources Jersey II Limited as lender—incorporated by reference to Exhibit 4.42 of the annual report on Form-20F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

4.49	Subscription Agreement between Sterlite Industries (India) Limited and the Life Insurance Corporation of India dated April 9, 2003—incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-1(File No. 333-138739), as filed with the SEC on November 15, 2006.

4.50	Option Agreement between Sterlite Industries (India) Limited, India Foils Limited and ICICI Bank Limited dated February 18, 2005—incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.51	Corporate Guarantee by Sterlite Industries (India) Limited to ICICI Bank Limited on behalf of India Foils Limited dated February 8, 2005—incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-1(File No. 333-138739), as filed with the SEC on November 15, 2006.

4.52	Corporate Guarantee by Sterlite Industries (India) Limited to ICICI Bank Limited on behalf of Vedanta Aluminium Limited dated December 4, 2004—incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.53	Frame Contract between Sterlite Industries (India) Limited and the CMT dated July 1, 2004, as amended on July 1, 2004—incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.54	Copper Concentrate Purchase Contract between Sterlite Industries (India) Limited and the CMT dated July 1, 2005—incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.55	Agreement for Sale and Purchase of the Power Transmission Line Division between Sterlite Industries (India) Limited and Sterlite Optical Technologies Limited dated August 30, 2006—incorporated by reference to Exhibit 10.24 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.56	Agreement between Sterlite Industries (India) Limited and Navin Agarwal dated October 8, 2003—incorporated by reference to Exhibit 10.25 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.57	Agreement between Sesa Goa Limited and Navin Agarwal dated August 17, 2013—incorporated by reference to Exhibit 4.42 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.58	Agreement between Sterlite Industries (India) Limited and Kuldip Kumar Kaura dated September 12, 2006—incorporated by reference to Exhibit 10.26 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.59	Letter issued by Sterlite Industries (India) Limited to Kuldip Kumar Kaura dated March 27, 2008—incorporated by reference to Exhibit 4.28 of the annual report on Form-20F for fiscal year 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.60	Share Purchase Agreement between Sterlite Industries (India) Limited and Anil Agarwal dated October 3, 2006 relating to the sale of Sterlite Energy Limited—incorporated by reference to Exhibit 10.29 of Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 22, 2006.

4.61	Share Purchase Agreement between Sterlite Industries (India) Limited and Dwarka Prasad Agarwal dated October 3, 2006 relating to the sale of Sterlite Energy Limited—incorporated by reference to Exhibit 10.30 of Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 22, 2006.

4.62	Share Purchase Agreement between Sterlite Industries (India) Limited and Twin Star Infrastructure Limited dated October 3, 2006 relating to the sale of Sterlite Energy Limited—incorporated by reference to Exhibit 10.31 of Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 22, 2006.

4.63	Specialty Deed between CMT, Mt Lyell Mining Company Limited, Citibank Limited and Citibank, N.A. dated April 1, 1999—incorporated by reference to Exhibit 10.36 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

4.64	Subordination Deed Poll between Monte Cello Corporation N.V., Citibank Limited and Citibank, N.A. dated April 1, 1999—incorporated by reference to Exhibit 10.37 of Amendment No. 2 to the Registration Statement on Form F-1(File No. 333-138739), as filed with the SEC on February 8, 2007.

4.65	Deed of Assignment of Debt between Monte Cello Corporation N.V. and Mt Lyell Mining Company Limited dated April 1, 1999—incorporated by reference to Exhibit 10.38 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

4.66	Deed of Assignment of Debt between Monte Cello Corporation N.V., Citibank Limited and Citibank, N.A. dated April 1, 1999—incorporated by reference to Exhibit 10.39 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

4.67	Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated August 29, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures-incorporated by reference to Exhibit 4.38 of the annual report on Form-20F for fiscal year 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.68	Addendum dated March 17, 2008 to the Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated August 29, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures-incorporated by reference to Exhibit 4.39 of the annual report on Form-20F for fiscal year 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.69	Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated December 23, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures-incorporated by reference to Exhibit 4.40 of the annual report on Form-20F for fiscal year 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.70	Addendum dated March 17, 2008 to the Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated December 23, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures-incorporated by reference to Exhibit 4.41 of the annual report on Form-20F for fiscal year 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.71	Purchase and Sale Agreement dated May 30, 2008 among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (U.S.A), Inc. and Sterlite Industries (India) Limited—incorporated by reference to Exhibit 4.42 of the annual report on Form-20F for fiscal year 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.72	Amendment No. 1 dated April 15, 2009 to the Settlement and Sale and Purchase Agreement dated March 6, 2009 among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (U.S.A), Inc., and Sterlite Industries (India) Limited—incorporated by reference to Exhibit 4.43 of the annual report on Form-20F for fiscal year 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.73	Amendment No. 2 effective as of April 22, 2009 to the Settlement and Sale and Purchase Agreement dated March 6, 2009, as amended on April 15, 2009, among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (U.S.A), Inc., and Sterlite Industries (India) Limited—incorporated by reference to Exhibit 4.44 of the annual report on Form-20F for fiscal year 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.74	Amendment No. 3 effective as of June 12, 2009 to the Settlement and Sale and Purchase Agreement dated March 6, 2009, as amended on April 15, 2009 and April 22, 2009, among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (U.S.A), Inc., and Sterlite Industries (India) Limited—incorporated by reference to Exhibit 4.45 of the annual report on Form-20F for fiscal year 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.75	Sterlite Plan Agreement in Principle Term Sheet dated June 12, 2009 among Asarco LLC, the subsidiary debtors, Sterlite (U.S.A), Inc., Robert C. Pate, in his capacity as the Future Claims Representative, and the Official Committee of Asbestos Claimants—incorporated by reference to Exhibit 4.46 of the annual report on Form-20F for fiscal year 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.76	Credit Agreement Letter dated February 7, 2005 between India Foils Limited and ICICI Bank Limited-incorporated by reference to Exhibit 4.47 of the annual report on Form-20F for fiscal year 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.77	Novation Agreement dated November 15, 2008 among Sterlite Industries (India) Limited, India Foils Limited and ICICI Bank Limited in respect of ₹ 773 million term loan facility—incorporated by reference to Exhibit 4.48 of the annual report on Form-20F for fiscal year 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.78	Credit Agreement Letter dated August 4, 2005 between India Foils Limited and ICICI Bank Limited-incorporated by reference to Exhibit 4.49 of the annual report on Form-20F for fiscal year 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.79	Novation Agreement dated November 15, 2008 among Sterlite Industries (India) Limited, India Foils Limited and ICICI Bank Limited in respect of the ₹ 250 million term loan facility—incorporated by reference to Exhibit 4.50 of the annual report on Form-20F for fiscal year 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.80	Agreement dated February 18, 2009 between the Orissa Mining Corporation Limited and Sterlite Industries (India) Limited—incorporated by reference to Exhibit 4.55 of the annual report on Form-20F for fiscal year 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.81	Term Sheet dated May 22, 2009 between Sterlite Industries (India) Limited and Vedanta Aluminium Limited relating to the subscription of 9.75% Non-Convertible Debentures-incorporated by reference to Exhibit 4.54 of the annual report on Form-20F for fiscal year 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.82	Indenture and Supplemental Indenture, both dated October 29, 2009, between Sterlite Industries (India) Limited and Wilmington Trust Company as trustee and Citibank, N.A., as securities administrator—incorporated by reference to Exhibits 4.1 and 4.2 to the Form-6K (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on November 3, 2009.

4.83	Second Supplemental Indenture dated October 29, 2009, between Sesa Goa Limited and Wilmington Trust Company as trustee and Citibank N.A., as securities administrator—incorporated by reference to Exhibit 99.2 to the Form 6-K (File 001-33175) of Sesa Sterlite Limited, as filed with the SEC on September 11, 2013.

4.84	Trust Deed dated October 30, 2009 between Sesa Goa Limited and Citicorp International Limited for the $ 500,000,000 5.0% Convertible Bonds due 2014 convertible into Shares of Sesa Goa Limited—incorporated by reference to Exhibit 4.73 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.85	Amendment dated March 29, 2009 to the Consultancy and Representative Office Agreement between Vedanta and Sterlite Industries (India) Limited both dated March 29, 2005—incorporated by reference to Exhibit 4.56 of the annual report on Form 20-F for fiscal year 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.86	Outsourcing Services Agreement dated April 1, 2010 between Vedanta and Sterlite Industries (India) Limited—incorporated by reference to Exhibit 4.57 of the annual report on Form 20-F for fiscal year 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.87	Outsourcing Services Agreement dated May 20, 2014 between Vedanta and Sesa Sterlite Limited—incorporated by reference to Exhibit 4.76 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.88	Share Purchase Agreement dated May 9, 2010 between Anglo Operations Limited, Taurus International S.A., Anglo South Africa Capital (Pty) Limited, Anglo American Services (UK) Limited, Welter Trading Limited and Vedanta—incorporated by reference to Exhibit 4.58 of the annual report on Form 20-F for fiscal year 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.89	Buyer’s Credit Import Advance facility dated December 8, 2009 and Demand Promissory Note accepted on May 18, 2010 obtained by BALCO from DBS Bank Limited for $ 50 million—incorporated by reference to Exhibit 4.59 of the annual report on Form 20-F for fiscal year 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.90	Letter of Credit Facility Agreement dated August 30, 2010 obtained by TSPL from ICICI Bank for ₹ 10,000 million—incorporated by reference to Exhibit 4.60 of the annual report on Form 20-F for fiscal year 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.91	Share Purchase and Shareholders’ Agreement dated September 17, 2010 between Sterlite Industries (India) Limited, Leighton Contractors (India) Private Limited and Vizag General Cargo Berth Private Limited—incorporated by reference to Exhibit 4.61 of the annual report on Form 20-F for fiscal year 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.92	Corporate Guarantee dated December 8, 2010 given by Sterlite Industries (India) Limited to IL&FS Trust Company Limited on behalf of TSPL—incorporated by reference to Exhibit 4.62 of the annual report on Form 20-F for fiscal year 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.93	Second Deed of Amendment dated December 16, 2010 between Anglo Operations Limited, Taurus International S.A., Anglo South Africa Capital (Pty) Limited, Anglo American Services (UK) Limited, Welter Trading Limited, THL Zinc Limited, Labaume B.V., Pecvest 17 (Proprietary) Limited and Vedanta as an amendment to the Share Purchase Agreement dated May 9, 2010—incorporated by reference to Exhibit 4.63 of the annual report on Form 20-F for fiscal year 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.94	Letter of Credit Facility Agreement dated December 18, 2010 obtained by BALCO from ICICI Bank for ₹ 2.50 billion—incorporated by reference to Exhibit 4.64 of the annual report on Form 20-F for fiscal year 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.95	Service Contract dated January 25, 2011 between Sterlite Industries (India) Limited and Mr. Din Dayal Jalan—incorporated by reference to Exhibit 4.65 of the annual report on Form 20-F for fiscal year 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.96	Service Contract dated January 29, 2013 between Sterlite Industries (India) Limited and Mr. Din Dayal Jalan—incorporated by reference to Exhibit 4.66 of the annual report on Form-20F for fiscal year 2013 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 30, 2013.

4.97	Service Agreement dated April 1, 2014 between Sesa Sterlite Limited and Mr. Din Dayal Jalan—incorporated by reference to Exhibit 4.86 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.98	Addendum to the Service Agreement (dated April 1, 2014) between Sesa Sterlite Limited and Mr. Din Dayal Jalan—incorporated by reference to Exhibit 4.96 of the annual report on Form-20F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

8.1**	List of subsidiaries of Vedanta Limited.

11.1	Sterlite Industries (India) Limited—Code of Business Conduct and Ethics as amended till November 2011—incorporated by reference to Exhibit 11.1 of the annual report on Form 20-F for fiscal year 2012 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on May 25, 2012.

11.2	Sesa Sterlite Limited—Code of Business Conduct and Ethics as revised and approved by the board on January 28, 2014—incorporated by reference to Exhibit 11.2 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

11.3	Sesa Sterlite Limited—Code of Business Conduct and Ethics as revised and approved by the board on October 29, 2014—incorporated by reference to Exhibit 11.3 of the annual report on Form-20F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

11.4	Vedanta Limited—Code of Business Conduct and Ethics as revised and approved by the board on April 29, 2015 and July 29, 2015—incorporated by reference to Exhibit 11.4 of the annual report on Form-20F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

11.5	Vedanta Limited—Antitrust Guidance Notes—incorporated by reference to Exhibit 11.5 of the annual report on Form-20F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

11.6	Vedanta Limited—Code of Business Conduct and Ethics as revised and approved by the board on October 28, 2016 —incorporated by reference to Exhibit 11.6 of the annual report on Form-20F for fiscal year 2017 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 15, 2017.

12.1**	Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2**	Certification by the Chief Financial Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Reserves evaluation report dated June 12, 2014 by DeGolyer and MacNaughton—incorporated by reference to Exhibit 15.2 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

15.2	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2014 on the Proved Reserves of certain Fields in India owned by Cairn India Limited for Sesa Sterlite Limited—incorporated by reference to Exhibit 15.3 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

15.3	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2013 on the Proved Reserves of certain Fields in India owned by Cairn India Limited for Sesa Sterlite Limited—incorporated by reference to Exhibit 15.4 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

15.4	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2012 on the Proved Reserves of certain Fields in India owned by Cairn India Limited for Sesa Sterlite Limited—incorporated by reference to Exhibit 15.5 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

15.5	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2011 on the Proved Reserves of certain Fields in India owned by Cairn India Limited for Sesa Sterlite Limited—incorporated by reference to Exhibit 15.6 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

15.6	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2015 on the Proved Reserves of certain Fields in India owned by Cairn India Limited for Vedanta Limited—incorporated by reference to Exhibit 15.6 of the annual report on Form-20F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

15.7	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2016 on the Proved Reserves of certain Fields in India owned by Cairn India Limited for Vedanta Limited—incorporated by reference to Exhibit 15.7 of the annual report on Form 20-F for fiscal year 2016 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 1, 2016.

15.8	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2017 on the Proved Reserves of certain Fields in India owned by Cairn India Limited for Vedanta Limited—incorporated by reference to Exhibit 15.8 of the annual report on Form-20F for fiscal year 2017 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 15, 2017.

15.9	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2018 on the Proved Reserves of certain Fields in India owned by Cairn India Limited (now Vedanta Limited—oil and gas business) for Vedanta Limited—incorporated by reference to Exhibit 15.9 of the annual report on Form-20F for fiscal year 2018 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on July 31, 2018.

15.10	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2019 on the Proved Reserves of certain Fields in India owned by Cairn India Limited (now Vedanta Limited—oil and gas business) for Vedanta Limited—incorporated by reference to Exhibit 15.10 of the annual report on Form-20F for fiscal year 2019 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on July 15, 2019.

15.11	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2020 on the Proved Reserves of certain Fields in India owned by Cairn India Limited (now Vedanta Limited—oil and gas business) for Vedanta Limited—incorporated by reference to Exhibit 15.11 of the annual report on Form-20F for fiscal year 2020 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on September 15, 2020.

15.12**	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2021on the Proved Reserves of certain Fields in India owned by Cairn India Limited (now Vedanta Limited—oil and gas business) for Vedanta Limited.

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

VEDANTA LIMITED

By:	/s/ Ajay Goel
Name:	Ajay Goel
Title:	Deputy Chief Financial Officer

Date: July 19, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Vedanta Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Vedanta Limited (the “Company”) and its consolidated subsidiaries (collectively the “Group”) as of March 31, 2021 and 2020, the related consolidated statements of profit and loss, comprehensive income, cash flows and changes in equity for each of the three years in the period ended March 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at March 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated July 19, 2021 expressed an adverse opinion thereon.

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

Impairment assessment of Property Plant and Equipment at Tuticorin

Description of the Matter

As discussed in Notes 3(I) and 14 to the consolidated financial statements, the Group performs impairment assessments for all assets where there are indicators of impairment. As part of their assessment, whenever such indicators exist, the Group determines the recoverable value based on the higher of the Value in Use model (VIU) or Fair Value Less Cost of Disposal (FVLCD) for each of the cash generating units (CGU), considering different internal and external factors in accordance with IAS 36

— Impairment of Assets. During the year, the Group determined that there were indicators of impairment for the assets in the Tuticorin CGU within the Copper segment (refer to note 3(c)I(vii)).

Auditing the Group’s impairment assessments is complex due to the significant estimation required in determining the recoverable amount. The Group’s methodologies for estimating the recoverable amount of these assets involve significant assumptions, which include future commodity prices and future production volumes, discount rate, and future operating expenditures. These assumptions are sensitive to and affected by economic, industry, and company specific qualitative factors such as uncertainty with respect to timing of resumption of operations due to the withdrawal of the Group’s licenses to operate the copper plant. These significant assumptions and inputs are forward-looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of certain internal controls over the Group’s impairment assessment process including controls over the Group’s assessment of indicators of impairment and controls over the determination of significant assumptions such as future commodity prices, future production volumes, discount rate and future operating expenditures.

To test the significant assumptions used for the determination of the recoverable value of the CGU, our audit procedures included, among others, comparison of future commodity prices with the published commodity price reports and research reports from external parties and comparison of future operating expenditures to the latest approved long term budgets. We also performed an assessment of the Group’s ability to forecast by comparing prior years’ estimated cash flows to actual results. We tested the integrity and mathematical accuracy of the models and performed sensitivity analyses to evaluate the significant assumptions used such as production volumes, future operating expenditures. We engaged valuation specialists to assist us in evaluating the methodology used and the discount rate and future commodity prices applied to calculate the recoverable value. Valuation specialists also assisted us in evaluating the results of the sensitivity analyses performed on such data including changes in the expected restart date of the plant.

We assessed the implications of withdrawal of the Group’s licence to operate through inspection of external legal opinions regarding the case. We assessed the competence and objectivity of the lawyers engaged by the Group and assessed management’s position regarding the case, through discussions with legal counsel to evaluate the basis of their conclusion. We also evaluated the Group’s disclosures in relation to these matters.

Assessment of recoverability and recognition of deferred tax assets

Description of the Matter

As described in Note 3(c)I(vi) to the consolidated financial statements, the Group has recognised Minimum Alternate Tax (MAT) credits within deferred tax assets of Rs. 82,358 million which are available for utilisation against future tax liabilities. Of those deferred tax assets Rs. 3,400 million are expected to be utilised during the fourteenth year of the stipulated fifteen year carry forward period from the year in which the same arose. Additionally, as described in Note 9, ESL Steel Limited, one of the constituents of the Group, has recognized deferred tax assets of Rs 31,823 million during the current year.

Auditing the Group’s assessment of recognition and recoverability of these deferred tax assets is complex and dependent on the generation of future taxable income. Significant judgment and estimation are required to assess the sufficiency of future taxable income and likelihood of the realization of these assets, in particular whether there will be taxable profits in future periods that support the recognition of these assets. The Group uses projections of future taxable income in order to assess the probability that the deferred tax assets will be realized. Predicting future taxable income is dependent on assumptions and judgments regarding future market conditions, commodity prices, production volumes and capital expenditures. The Group, based on such an analysis, determined that the realization of these deferred tax assets within the stipulated carry forward period is probable.

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

To evaluate the future projections of taxable income estimated by management, our procedures included, amongst others, obtaining approval of the budgeted results included in the current year’s projections, testing the future cash flow projections with the assistance of valuation specialists, including comparison of forecasts considered in the previous year with the actual performance of the current year and the consistency of those projections with the projections used in other areas of estimation such as those used for impairment assessments of other non-financial assets. We obtained management’s sensitivity analyses over the key assumptions to assess their impact on the forecasts of the future taxable income. We tested the completeness and accuracy of the amounts recognized as deferred tax assets and evaluated the disclosures made by the Group on the expected recoverability of the deferred tax assets.

Production Sharing Contract extension for Rajasthan Block and the related settlement demands

Description of the Matter	As described in Note 3(c)I(viii) to the consolidated financial statements, the Production Sharing Contract (PSC) for the Rajasthan Block (RJ), which was valid until May 14, 2020, was extended, initially for a period of three months and subsequently through a series of extensions up to July 31, 2021, subject to compliance with certain conditions, one of which relates to settlement of demands raised by the Government of India through the Directorate General of Hydrocarbons (DGH) with respect to the government’s share of profit petroleum for RJ. The Group recognizes a liability for those demands for which it is probable that a liability has been incurred as of March 31, 2021 and the amount is reasonably estimable. Matters where a liability is assessed as possible or a reasonable estimate cannot be made are disclosed as contingencies in the financial statements in accordance with IAS 37 — Provisions, Contingent Liabilities and Contingent Assets. The Group, after considering the underlying facts and circumstances, including court rulings have considered the PSC extension to be reasonably certain and disclosed the matter including the related demands, as a contingency in the consolidated financial statements.

Auditing management’s determination of whether a liability in respect of the aforesaid PSC extension matter is probable and reasonably estimable, possible or remote, is highly subjective and requires significant judgment considering the time period involved in the resolution of the matters since these disputes include the government as the counterparty and the complexity of the matters involved with limited precedents.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design of and tested certain internal controls of the Group for assessing the completeness, valuation, presentation and disclosure of the contingencies. This included testing controls related to the Group’s process for identification, recognition, measurement and disclosure of contingencies.

We evaluated the Group’s analysis of the probability of a liability related to the demands arising on the PSC extension matter by assessing the merits through inspection of relevant documentation and correspondences including high court rulings and responses sent to DGH. We assessed the competence and objectivity of the lawyers engaged by the Group and held discussions with the internal and external legal counsel to confirm our understanding of the demands, obtained confirmations from the external legal counsel and obtained written representations from executives of the Group. We also evaluated the Group’s disclosures in relation to these matters.

Accounting for transactions with the parent company and its affiliates

Description of the Matter

As described in note 17 and 35(b) to the consolidated financial statements, the Group has undertaken related party transactions with Vedanta Resources Limited (‘VRL’), its parent company and its affiliates pertaining to the granting of loans and guarantees.

Auditing the Group’s accounting for the related party transactions involved a high degree of subjectivity due to a) significant estimation in the determination of the appropriate market rate of interest to arrive at the fair values, on initial recognition, of loans and guarantees given and b) the existence of material weaknesses in the design of controls related to authorisation of related party transactions by the board of Vedanta Limited and design and operation of controls for the determination of fair values of financial instruments entered into with related parties

How We Addressed the Matter in Our Audit	We obtained and inspected the Group’s policies, processes, and procedures related to the identification of related parties, obtaining approval for, recording, and disclosing related party transactions. As a response to the material weaknesses we increased the extent of our procedures by testing all related party transactions by comparing the transactions and balances to the underlying contracts, confirmation letters, and other supporting documents provided by management. We held discussions and obtained representations from management in relation to such transactions. We examined the approvals of the board of directors and/or audit committee for entering into these transactions. We obtained and assessed, with the assistance of valuation specialists, management’s estimates of the fair value of loans and guarantees granted by the Group to VRL and its affiliates on the date of such transactions. Specifically, we compared the prevailing United States Treasury rates and the borrower’s specific credit default spreads with the contractual interest rates and guarantee commission on the loans and guarantees respectively granted by the Group. We assessed the competence and objectivity of specialists engaged by management and by us. We also evaluated the Group’s disclosures in relation to these matters.

/s/ S. R. Batliboi & Co. LLP

We have served as the Company’s auditor since 2016

Gurugram, India

July 19, 2021

VEDANTA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(In millions except share or per share amounts unless otherwise stated)

For the year ended March 31,		2019	2020	2021	2021

	Notes	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million) (Note 2 (a))
Revenue	6	909,012	835,446	868,630	11,876
Cost of sales*		(727,832)	(829,461)	(635,225)	(8,685)

Gross profit		181,180	5,985	233,405	3,191
Other operating income		15,468	9,863	13,094	179
Distribution expenses		(17,069)	(18,205)	(20,184)	(276)
Administration expenses		(34,363)	(37,577)	(39,463)	(539)

Operating profit/(loss)		145,216	(39,934)	186,852	2,555
Investment and other income	7	31,540	25,714	32,177	440
Finance and other costs	8	(59,026)	(54,557)	(52,955)	(724)

Profit/(loss) before tax		117,730	(68,777)	166,074	2,271
Income tax (expense)/Credit	9	(41,501)	26,677	(19,084)	(261)

Profit/(loss) for the year		76,229	(42,100)	146,990	2,010
Profit/(loss) attributable to:
Equity holders of the parent		49,775	(61,248)	112,883	1,544
Non-controlling interests		26,454	19,148	34,107	466

Profit/(Loss) for the year		76,229	(42,100)	146,990	2,010

Earnings/(Loss) per share (in ₹ and US $)	12
Basic		13.43	(16.54)	30.47	0.42
Diluted		13.38	(16.54)	30.28	0.41
Weighted average number of equity shares used in computing earnings per share
Basic		3,705,502,141	3,702,554,614	3,704,196,924	3,704,196,924
Diluted		3,721,449,633	3,702,554,614	3,727,544,981	3,727,544,981

The accompanying notes are an integral part of these consolidated financial statements.

*

Cost of sales for the year ended (i) March 31, 2019 includes net impairment reversal of ₹ 2,611 million; (ii) March 31, 2020 includes net impairment charge of ₹ 146,821 million; and (iii) March 31, 2021 includes an Asset Under Construction write off of ₹ 2,440 million ($ 33 million) (Refer Note 14).

The Group’s (Refer Note 1- Group overview) consolidated statements of profit or loss are presented disclosing expenses by function. The consolidated statements of profit or loss disclosing expenses presented by nature are in Note 10.

VEDANTA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)

(In millions except share or per share amounts unless otherwise stated)

For the year ended March 31,	2019	2020	2021	2021

	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million) (Note 2 (a))
Profit/(loss) for the year	76,229	(42,100)	146,990	2,010
Other comprehensive income/(loss), net of income tax:

Items that will not be reclassified subsequently to profit or loss
Re-measurement of defined benefit obligation	(403)	(2,118)	(5)	(0)
Tax credit/(expense)	247	714	(104)	(2)
(Loss)/Gain on fair value of financial asset investment	(446)	(738)	621	8

Items that will be reclassified subsequently to profit or loss

Exchange differences on translation of foreign operations	7,719	8,217	2,558	35
Tax (expense)/ credit	(249)	340	(610)	(8)
Gain/(loss) on cash flow hedges recognised during the year	1,134	1,254	(2,533)	(35)
Tax (expense)/ credit	(513)	(438)	862	12
(Gain)/loss on cash flow hedges recycled to profit or loss	(1,838)	(327)	1,879	26
Tax credit/ (expense)	595	114	(606)	(8)

Total other comprehensive income for the year, net of income tax	6,246	7,018	2,062	28

Total Comprehensive Income/(Loss) for the year	82,475	(35,082)	149,052	2,038

Total Comprehensive Income/(Loss) attributable to:
Equity holders of the parent	56,854	(52,950)	114,005	1,559
Non-controlling interests	25,621	17,868	35,047	479

	82,475	(35,082)	149,052	2,038

The accompanying notes are an integral part of these consolidated financial statements.

VEDANTA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at		March 31, 2020	March 31, 2021	March 31, 2021
	Notes	(₹ in million)	(₹ in million)	(US dollars in million) (Note 2 (a))
ASSETS
Non-current assets
Property, plant and equipment	14	966,871	946,181	12,937
Exploration and evaluation assets	14	17,922	24,542	336
Intangible assets	15	7,790	7,481	102
Deferred tax assets	9	82,669	73,958	1,011
Financial assets investments	16	911	1,532	21
Derivative financial assets		25	—	—
Income tax assets	9	26,455	27,481	376
Other non-current assets	17	70,358	127,727	1,746

Total non-current assets		1,173,001	1,208,902	16,529

Current assets
Inventories	18	113,362	99,509	1,360
Income tax assets		75	69	1
Trade and other receivables	17	83,277	130,593	1,785
Short-term investments	19	327,210	281,775	3,853
Derivative financial assets	25	6,922	701	10
Restricted cash and cash equivalents	20	960	1,025	14
Cash and cash equivalents	21	50,598	48,537	664

Total current assets		582,404	562,209	7,687

Total assets		1,755,405	1,771,111	24,216

LIABILITIES
Current liabilities
Borrowings	22	212,231	189,600	2,592
Acceptances	23	101,851	80,891	1,106
Trade and other payables	24	310,660	309,431	4,231
Derivative financial liabilities	25	960	2,786	38
Retirement benefits	27	1,064	1,135	16
Provisions	26	2,471	2,378	33
Current tax liabilities		1,894	2,792	38

Total current liabilities		631,131	589,013	8,054

Net current assets / (liabilities)		(48,727)	(26,804)	(367)

Non-current liabilities
Borrowings	22	367,244	379,622	5,191
Deferred tax liabilities	9	29,675	21,894	299
Retirement benefits	27	1,614	1,465	20
Provisions	26	26,663	29,854	408
Derivative financial liabilities	25	451	764	10
Other non-current liabilities	24	16,732	14,450	198

Total non-current liabilities		442,379	448,049	6,126

Total liabilities		1,073,510	1,037,062	14,180

Net assets		681,895	734,049	10,036

EQUITY
Share capital	30	3,718	3,718	51
Securities premium		190,452	190,452	2,604
Treasury shares		(3,806)	(3,223)	(44)
Share based payment reserve		2,496	1,707	23
Other components of equity		116,526	117,712	1,609
Retained earnings		203,135	274,231	3,750

Equity attributable to equity holders of the parent		512,521	584,597	7,993
Non-controlling interests		169,374	149,452	2,043

Total Equity		681,895	734,049	10,036

The accompanying notes are an integral part of these consolidated financial statements.

VEDANTA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended March 31,	2019	2020	2021	2021
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million) (Note 2 (a))
Cash flows from operating activities
Profit / (loss) before tax	117,730	(68,777)	166,074	2,271
Adjustments to reconcile profit / (loss) to net cash provided by operating activities:
Depreciation and amortisation	96,146	100,490	81,178	1,110
Impairment (reversal) / charge of property, plant and equipment/ exploration and evaluation assets/ other assets	(2,611)	148,022	—	—
Provision for loss of Asset under construction	—	—	2,440	33
Provision for doubtful debts/advances	—	3,281	5,126	70
Unsuccessful exploration costs written off	497	27	71	1
Fair value gain on financial assets held for trading/fair value through profit or loss	(18,393)	(5,574)	(9,340)	(128)
Share based payment expense	812	716	575	8
Loss/ (Gain) on sale of property, plant and equipment, net	682	562	(743)	(10)
Exchange loss/ (gain), net	5,919	3,436	(1025)	(14)
Inventory Written off	1,564	1,176	—	—
Interest, dividend income and bargain gain	(14,498)	(17,651)	(22,306)	(305)
Interest expense	56,305	49,768	53,135	726
Costs incurred for environment clearance	—	—	2,135	29
Liabilities written back no longer required	—	(1,681)	(950)	(13)
Changes in assets and liabilities:
(Increase) / decrease in receivables	(27,783)	11,479	(29,250)	(400)
(Increase) / decrease in inventories	(6,316)	19,447	13,833	189
Increase / (decrease) in payables	66,889	(54,748)	7,515	103
Proceeds from short-term investments	833,526	1,033,449	833,293	11,393
Purchases of short-term investments	(815,230)	(983,579)	(751,598)	(10,276)

Cash generated from operations	295,239	239,843	350,163	4,787
Interest paid	(58,901)	(55,682)	(53,499)	(731)
Interest received	8,868	9,401	20,351	278
Dividends received	306	181	18	0
Income tax paid	(37,092)	(11,350)	(21,081)	(288)

Net cash from operating activities	208,420	182,393	295,952	4,046

Cash flows from investing activities
Consideration paid for business acquisition (net of cash and cash equivalents acquired)	(50,750)	(335)	(448)	(6)
Purchases of property, plant and equipment (including intangibles)	(89,754)	(78,227)	(68,833)	(941)
Proceeds from sale of property, plant and equipment	1,252	1,455	1,678	23
Loans repaid by related parties (Refer Note 35)	15	—	11,116	152
Loans to related parties (Refer Note 35)	(0)	—	(76,600)	(1,047)
Proceeds from short-term deposits	43,501	45,634	145,633	1,991
Purchases of short-term deposits	(19,310)	(111,899)	(179,839)	(2,459)
Proceeds on liquidation of structured investments	—	30,774	—	—
Payment towards structured investments	(18,152)	(4,354)	—	—
Net changes in restricted cash and cash equivalents	51	86	(65)	(1)

Net cash used in investing activities	(133,147)	(116,866)	(167,358)	(2,288)

Cash flows from financing activities
Repayment of working capital loan, net	(6,265)	(113,658)	(95,925)	(1,312)
Proceeds from acceptances	173,808	170,398	190,993	2,611
Repayment of acceptances	(186,824)	(149,221)	(211,398)	(2,890)
Proceeds from other short-term borrowings	44,291	22,344	104,895	1,434
Repayment of other short-term borrowings	(31,775)	(26,837)	(91,279)	(1,248)
Proceeds from long-term borrowings	168,346	118,256	167,070	2,284
Repayment of long-term borrowings	(98,890)	(89,959)	(95,770)	(1,309)
Payment of dividends to equity holders of the parent	(69,795)	(14,441)	(35,187)	(481)
Payment of dividends to non-controlling interests, including dividend distribution tax	(37,158)	—	(56,029)	(766)
Loan given to parent and its affiliates in excess of fair value (Refer Note 35)	—	—	(5,361)	(73)
Purchase of Treasury Shares for stock options	(1,425)	—	—	—
Exercise of Stock options	44	—	—	—
Payment for acquiring non-controlling interest	—	(1,074)	—	—
Payment of lease liability	—	(3,164)	(3,380)	(46)

Net cash used in financing activities	(45,643)	(87,356)	(131,371)	(1,796)

Effect of exchange rate changes on cash and cash equivalents	(936)	136	716	10

Net (decrease) / increase in cash and cash equivalents	28,694	(21,693)	(2,061)	(28)

Cash and cash equivalents at the beginning of the year	43,597	72,291	50,598	692
Cash and cash equivalents at the end of the year[1]	72,291	50,598	48,537	664

The accompanying notes are an integral part of these consolidated financial statements.

1.	For composition Refer Note 21

VEDANTA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(₹ in million)

	Attributable to equity holders of the parent
	Share capital	Securities premium	Treasury shares#	Share based payment reserve	Translation of foreign operations	Equity Instruments through OCI	Cash flow hedges	Retained earnings*	Total	Non- controlling interests	Total
Balance as at April 1, 2018	3,718	190,452	(2,607)	1,773	98,673	1,532	(104)	303,363	596,800	157,377	754,177
Profit for the year	—	—	—	—	—	—	—	49,775	49,775	26,454	76,229
Other comprehensive income / (loss) for the year, net of tax	—	—	—	—	8,277	(446)	(630)	(122)	7,079	(833)	6,246

Total comprehensive income / (loss) for the year	—	—	—	—	8,277	(446)	(630)	49,653	56,854	25,621	82,475

Purchase of treasury shares	—	—	(1,425)	—	—	—	—	—	(1,425)	—	(1,425)
Stock options cancelled during the year	—	—	—	(71)	—	—	—	71	—	—	—
Recognition of share based payment	—	—	—	822	—	—	—	—	822	—	822
Exercise of stock options	—	—	61	(31)	—	—	—	14	44	—	44
Non-controlling interest on business combination	—	—	—	—	—	—	—	—	—	1,962	1,962
Dividend	—	—	—	—	—	—	—	(69,795)	(69,795)	(35,739)[1]	(105,534)
Change in fair value of put option liability/ conversion option asset/ derecognition of non-controlling interest	—	—	—	—	—	—	—	(1,962)	(1,962)	1,387	(575)

Balance as at March 31, 2019	3,718	190,452	(3,971)	2,493	106,950	1,086	(734)	281,344	581,338	150,608	731,946

*	Retained earnings mainly includes general reserve, debenture redemption reserve, preference share redemption reserve and capital reserve (Refer Note 30)
#	Treasury share represents 14,998,702 equity shares (face value of ₹ 1 each) of the Company purchased by Vedanta Limited ESOP Trust pursuant to the Company’s stock option scheme as detailed in Note 29.
1	Includes tax on dividend

(₹ in million)

	Attributable to equity holders of the parent
	Share capital	Securities premium	Treasury shares#	Share based payment reserve	Translation of foreign operations	Equity Instruments through OCI	Cash flow hedges	Retained earnings*	Total	Non- controlling interests	Total
Balance as at April 1, 2019	3,718	190,452	(3,971)	2,493	106,950	1,086	(734)	281,344	581,338	150,608	731,946
Profit / (Loss) for the year	—	—	—	—	—	—	—	(61,248)	(61,248)	19,148	(42,100)
Other comprehensive income / (loss) for the year, net of tax	—	—	—	—	9,498	(738)	464	(926)	8,298	(1,280)	7,018

Total comprehensive income / (loss) for the year	—	—	—	—	9,498	(738)	464	(62,174)	(52,950)	17,868	(35,082)

Stock options cancelled during the year	—	—	—	(519)	—	—	—	519	—	—	—
Recognition of share based payment	—	—	—	754	—	—	—	—	754	—	754
Exercise of stock options	—	—	165	(232)	—	—	—	67	0	0	0
Dividend	—	—	—	—	—	—	—	(14,441)	(14,441)	—	(14,441)
Change in fair value of put option liability/ conversion option asset/ derecognition of non-controlling interest	—	—	—	—	—	—	—	(3,448)	(3,448)	3,240	(208)
Acquisition of Non-controlling interest in Electrosteel Steels Limited	—	—	—	—	—	—	—	1,268	1,268	(2,342)	(1,074)

Balance as at March 31, 2020	3,718	190,452	(3,806)	2,496	116,448	348	(270)	203,135	512,521	169,374	681,895

*	Retained earnings mainly includes general reserve, debenture redemption reserve, preference share redemption reserve and capital reserve (Refer Note 30)
#	Treasury share represents 14,378,261 equity shares (face value of ₹ 1 each) of the Company purchased by Vedanta Limited ESOP Trust pursuant to the Company’s stock option scheme as detailed in Note 29.

(₹ in million)

	Attributable to equity holders of the parent
	Share capital	Securities premium	Treasury shares#	Share based payment reserve	Translation of foreign operations	Equity Instruments through OCI	Cash flow hedges	Retained earnings*	Total	Non- controlling interests	Total
Balance as at April 1, 2020	3,718	190,452	(3,806)	2,496	116,448	348	(270)	203,135	512,521	169,374	681,895
Profit for the year	—	—	—	—	—	—	—	112,883	112,883	34,107	146,990
Other comprehensive income / (loss) for the year, net of tax	—	—	—	—	777	621	(212)	(64)	1,122	940	2,062

Total comprehensive income / (loss) for the year	—	—	—	—	777	621	(212)	112,819	114,005	35,047	149,052

Stock options cancelled during the year	—	—	—	(920)	—	—	—	595	(325)	—	(325)
Recognition of share based payment	—	—	—	575	—	—	—	—	575	—	575
Exercise of stock options	—	—	583	(444)	—	—	—	(139)	—	—	—
Dividend	—	—	—	—	—	—	—	(35,187)	(35,187)	(56,029)	(91,216)
Acquisition of FACOR (Refer Note 4(a))	—	—	—	—	—	—	—	—	—	(309)	(309)
Change in fair value of put option liability/ conversion option asset/ derecognition of non-controlling interest	—	—	—	—	—	—	—	(1,631)	(1,631)	1,369	(262)
Effect of fair valuation of inter-company loan**	—	—	—	—	—	—	—	(5,361)	(5,361)	—	(5,361)

Balance as at March 31, 2021	3,718	190,452	(3,223)	1,707	117,225	969	(482)	274,231	584,597	149,452	734,049

Balance as at March 31, 2021 (US dollars in million)	51	2,604	(44)	23	1,603	13	(7)	3,750	7,993	2,043	10,036

*	Retained earnings mainly includes general reserve, debenture redemption reserve, preference share redemption reserve and capital reserve (Refer Note 30)
#	Treasury share represents 12,193,159 equity shares (face value of ₹ 1 each) of the Company purchased by Vedanta Limited ESOP Trust pursuant to the Company’s stock option scheme as detailed in Note 29.
**

An amount of ₹ 3,364 million ($ 46 million) was originally recognized as a transaction with the shareholder and the same was increased by ₹ 5,802 million ($ 79 million) upon revision in terms. Of the same, ₹ 3,805 million ($ 52 million) was reversed on a subsequent modification during the year. Refer note 35(b) for further details.

VEDANTA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Group overview

Vedanta Limited (“the Company” or “the parent”) and its consolidated subsidiaries (collectively, the “Group”) is a diversified natural resource group engaged in exploring, extracting and processing minerals and oil and gas. The Group engages in the exploration, production and sale of zinc, lead, silver, copper, aluminum, iron ore and oil & gas and have a presence across India, South Africa, Namibia, Ireland, Australia, Liberia and UAE. The Group is also in the business of commercial power generation, steel manufacturing and port operations in India and manufacturing of glass substrate in South Korea and Taiwan.

The Company was incorporated on September 8,1975 under the laws of the Republic of India. The registered office of the Company is situated at 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chaklala, Andheri (East), Mumbai-400092, Maharashtra. The Company’s shares are listed on National Stock Exchange and Bombay Stock Exchange in India. In June 2007, the Company completed its initial public offering of American Depositary Shares, or ADS, each representing four equity shares, and listed its ADSs on the New York Stock Exchange. In July 2009, the Company completed its follow-on offering of an additional 131,906,011 ADSs, each representing four equity shares, which are listed on the New York Stock Exchange.

The Company is majority owned by Twin Star Holdings Limited (“Twin Star”), Finsider International Company Limited (“Finsider”), Vedanta Holdings Mauritius II Limited (“VHM2L”),West Globe Limited (“West Globe”) and Welter Trading Limited (“Welter”) which are in turn wholly-owned subsidiaries of Vedanta Resources PLC (“VRPLC”), which was a public limited company incorporated in the United Kingdom and listed on the London Stock Exchange (VRPLC has been delisted from London Stock Exchange on October 1, 2018 and is renamed as “Vedanta Resources Limited” (“VRL”) with effect from October 29, 2018). Twin Star, Finsider, VHM2L, West Globe and Welter held 37.1%, 10.8%, 5.0%, 1.2% and 1.0% respectively of the Company’s equity as at March 31, 2021.

Details of Group’s various businesses are as follows. The Group’s percentage holdings in each of the below businesses are disclosed in Note 34.

•	Zinc India business is owned and operated by Hindustan Zinc Limited (“HZL”).

•

Zinc international business is comprised of Skorpion mine and refinery in Namibia operated through THL Zinc Namibia Holdings (Proprietary) Limited (“Skorpion”), Lisheen mine in Ireland operated through Vedanta Lisheen Holdings Limited (“Lisheen”) (Lisheen mine ceased operations in December 2015) and Black Mountain Mining (Proprietary) Limited (“BMM”), whose assets include the operational Black Mountain mine and the Gamsberg mine located in South Africa.

•	The Group’s oil and gas business is owned and operated by the Company and its subsidiary, Cairn Energy Hydrocarbons Limited and consists of exploration, development and production of oil and gas.

•

The Group’s iron ore business is owned by the Company, and by two wholly owned subsidiaries of the Company, i.e., Sesa Resources Limited and Sesa Mining Corporation Limited and consists of exploration, mining and processing of iron ore, pig iron and metallurgical coke and generation of power for captive use. Pursuant to Honourable Supreme Court order, operations in the state of Goa are currently suspended. The Group’s iron ore business includes Western Cluster Limited (“WCL”) in Liberia which has iron ore assets and is wholly owned by the Group. WCL’s assets include development rights to Western Cluster and a network of iron ore deposits in West Africa. WCL’s assets have been fully impaired.

•

The Group’s copper business is owned and operated by the Company, Copper Mines of Tasmania Pty Ltd (“CMT”) and Fujairah Gold FZC and is principally one of custom smelting and includes captive power plants at Tuticorin in Southern India.

The Group’s copper business in Tamil Nadu, India has received an order from the Tamil Nadu Pollution Control Board (“TNPCB”) on April 09, 2018, rejecting the Company’s application for renewal of consent to operate under the Air and Water Acts for the 400,000 TPA copper smelter plant in Tuticorin for want of further clarification and consequently the operations were suspended. The Company has filed an appeal with TNPCB Appellate authority against the said order. During the pendency of the appeal, TNPCB through its order dated May 23, 2018 ordered for disconnection of electricity supply and closure of copper smelter plant. Post such order, the state government on May 28, 2018 ordered the permanent closure of the plant. We continue to engage with the Government of India and relevant authorities to enable the restart of operations at copper India. [Refer Note 3(c)(I)(vii)].

Further, the Company’s copper business includes refinery and rod plant at Silvassa consisting of a 133,000 MT of blister/ secondary material processing plant, a 216,000 TPA copper refinery plant and a copper rod mill with an installed capacity of 258,000 TPA. The plant continues to operate as usual, catering to the domestic market.

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

•

The Group’s Aluminium business is owned and operated by the Company and by Bharat Aluminium Company Limited (“BALCO”). The aluminium operations include a refinery and captive power plant at Lanjigarh and a smelter and captive power plants at Jharsuguda both situated in the State of Odisha in India. BALCO’s partially integrated aluminium operations are comprised of two bauxite mines, captive power plants, smelting and fabrication facilities in the State of Chhattisgarh in central India.

•

The Group’s power business is owned and operated by the Company, BALCO, and Talwandi Sabo Power Limited (“TSPL”), a wholly owned subsidiary of the Company, which are engaged in the power generation business in India. The Company’s power operations include a thermal coal- based commercial power facility of 600 MW at Jharsuguda in the State of Odisha in Eastern India. BALCO power operations included 600 MW (2 units of 300 MW each) thermal coal based power plant at Korba, of which a unit of 300 MW was converted to be used for captive consumption vide order from Central Electricity Regulatory Commission (CERC) dated January 01, 2019. Talwandi Sabo Power Limited (“TSPL”) power operations include 1,980 MW (three units of 660 MW each) thermal coal- based commercial power facilities. Power business also includes the wind power plants commissioned by HZL and a power plant at MALCO Energy Limited (“MEL”) (under care and maintenance) situated at Mettur Dam in State of Tamil Nadu in southern India.

•

The Group’s other activities include ESL Steel Limited (“ESL”) (formerly known as Electrosteel Steels Limited) acquired on June 4, 2018. ESL is engaged in the manufacturing and supply of billets, TMT bars, wire rods and ductile iron pipes in India. The Group’s other activities also include Vizag General Cargo Berth Private Limited (“VGCB”) and Maritime Ventures Private Limited (“MVPL”). Vizag port project includes mechanization of coal handling facilities and upgradation of general cargo berth for handling coal at the outer harbour of Visakhapatnam Port on the east coast of India. MVPL is engaged in the business of rendering logistics and other allied services inter alia rendering stevedoring, and other allied services in ports and other allied sectors. VGCB commenced operations in the fourth quarter of fiscal 2013. The Group’s other activities also include AvanStrate Inc. (“ASI”) and Ferro Alloys Corporation Limited (“FACOR”). ASI is involved in manufacturing of glass substrate in South Korea and Taiwan. FACOR was acquired on September 21, 2020 and is involved in business of producing Ferro Alloys and owns a Ferro Chrome plant with capacity of 72,000 TPA, two operational Chrome mines and 100 MW of Captive Power Plant through its subsidiary, FACOR Power Limited (FPL).

Delisting of Vedanta Limited

The Company vide letter dated May 12, 2020 had informed the stock exchanges that it has received a letter dated May 12,2020 from its Holding Company, Vedanta Resources Ltd. (“VRL”), wherein VRL had expressed its intention to, either individually or along with one or more subsidiaries, acquire all fully paid-up equity shares of the Company (“Equity Shares”) that are held by the public shareholders of the Company (as defined under the Delisting Regulations, to be referred to as “Public Shareholders”) and consequently voluntarily delist the Equity Shares from BSE Limited and National Stock Exchange of India Limited, the recognized stock exchanges where the Equity Shares are presently listed (“Stock Exchanges”), in accordance with the Delisting Regulations (“Delisting Proposal”) and if such delisting is successful, then to also delist the Company’s American Depositary Shares from the New York Stock Exchange (“NYSE”) and deregister the Company from the Securities and Exchange Commission (“SEC”), subject to the requirements of the NYSE and the SEC.

After obtaining due approvals, the Public Shareholders holding Equity Shares were invited to submit Bids pursuant to the reverse book building process conducted through the Stock Exchange Mechanism made available by BSE during the bid period (October 05, 2020 to October 09, 2020), in accordance with the Delisting Regulations.

The total number of Offer Shares validly tendered by the Public Shareholders in the Delisting Offer was 1,25,47,16,610 Offer Shares, which was less than the minimum number of Offer Shares required to be accepted by the Acquirers in order for the Delisting Offer to be successful in terms of Regulation 17(1)(a) of the Delisting Regulations. Thus, the Delisting Offer is deemed to have failed in terms of Regulation 19(1) of the Delisting Regulations.

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

These financial statements are approved for issue by the Board of Directors on July 19, 2021.

Certain comparative figures appearing in these consolidated financial statements have been regrouped and/or reclassified to better reflect the nature of those items.

The consolidated financial statements are presented in Indian Rupee (₹), the presentation currency of the Company. Solely for the convenience of readers, the consolidated financial statements as at and for the year ended March 31, 2021 have been translated into US dollars (“$”) at the noon buying rate of $ 1.00 = ₹ 73.1400 in the City of New York for cable transfers of Indian Rupee as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2021. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such a rate or any other rate.

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

Unrealised gains arising from transactions with associate and joint venture are eliminated against the investment to the extent of the Group’s interest in these entities. Unrealised losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment of the asset transferred. Accounting policies of equity accounted investees is changed where necessary to ensure consistency with the policies adopted by the Group.

The carrying amount of equity accounted investments are tested for impairment in accordance with the policy described in Note 3 (a)(G) below.

C. Business combinations

Business combinations are accounted for under the acquisition method. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 are recognised at their fair value at the acquisition date, except certain assets and liabilities required to be measured as per the applicable standards.

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

Those provisional amounts are adjusted through goodwill during the measurement period, or additional assets or liabilities are recognised, or the amounts at which existing assets or liabilities were recorded are remeasured to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognised at that date. These adjustments are called as measurement period adjustments. The measurement period does not exceed twelve months from the acquisition date.

Any non-controlling interest in an acquiree is measured at fair value or as the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets. This accounting choice is made on a transaction by transaction basis.

Acquisition expenses are charged to the consolidated statements of profit or loss.

If the Group acquires a group of assets in a company that does not constitute a business combination in accordance with IFRS 3 ‘Business Combinations’, the cost of the acquired group of assets is allocated to the individual identifiable assets acquired based on their relative fair value.

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

D. Revenue recognition

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

Certain of the Group’s sales contracts provide for provisional pricing based on the price on the London Metal Exchange (LME) and crude index, as specified in the contract. Revenue in respect of such contracts is recognised when control passes to the customer and is measured at the amount the entity expects to be entitled – being the estimate of the price expected to be received at the end of the measurement period. Post transfer of control of goods, provisional pricing features are accounted in accordance with IFRS 9 ‘Financial Instruments’ rather than IFRS 15 ‘Revenue from contracts with customers’ and therefore the IFRS 15 rules on variable consideration do not apply. These ‘provisional pricing’ adjustments, i.e., the consideration received post transfer of control are included in total revenue and disclosed by way of note to the financial statements. Final settlement of the price is based on the applicable price for a specified future period. The Group’s provisionally priced sales are marked to market using the relevant forward prices for the future period specified in the contract and is adjusted in revenue.

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

In circumstances where a mining property is abandoned, the cumulative capitalised costs relating to the property are written off in the period in which it occurs, i.e., when the Group determines that the mining property will not provide sufficient and sustainable returns relative to the risks and the Group decides not to proceed with the mine development.

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

(iv) Assets under construction

Assets under construction are capitalised in the assets under construction account. At the point when an asset is capable of operating in the manner intended by management, the cost of construction is transferred to the appropriate category of property, plant and equipment. Costs associated with the commissioning of an asset and any obligatory decommissioning costs are capitalised until the period of commissioning has been completed and the asset is ready for its intended use. Asset under construction are presented at cost, net of accumulated impairment losses, if any.

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

Estimated useful life of assets are as follows:

ASSET	Useful life (in years)
Buildings (Residential; factory etc.)	3 - 60
Plant and equipment	15 - 40
Railway Sidings	15
Office equipment	3 - 6
Furniture and fixtures	8 - 10
Vehicles	8 - 10

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

Exploration expenditure includes all direct and allocated indirect expenditure associated with finding specific mineral resources which includes depreciation and applicable operating costs of related support equipment and facilities and other costs of exploration activities:

•	Acquisition costs - costs associated with acquisition of licenses and rights to explore, including related professional fees.

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

Borrowing costs directly relating to the acquisition, construction or production of a qualifying capital project under construction are capitalised and added to the project cost during construction until such time that the assets are substantially ready for their intended use, i.e., when they are capable of commercial production. Borrowing costs relating to the construction phase of a service concession arrangement is capitalised as part of the cost of the intangible asset. Where funds are borrowed specifically to finance a qualifying capital project, the amount capitalised represents the actual borrowing costs incurred. Where surplus funds are available out of money borrowed specifically to finance a qualifying capital project, the income generated from such short-term investments is deducted from the total capitalised borrowing cost. If any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing then becomes part of general borrowing. Where the funds used to finance a project form part of general borrowings, the amount capitalised is calculated using a weighted average of rates applicable to relevant general borrowings of the Group during the year.

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

The carrying amount of deferred tax assets (including MAT credit entitlement) is reviewed at each reporting date and is adjusted to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered. Unrecognised deferred tax assets are re-assessed at each reporting date and are recognised to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

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

Further, management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Group shall reflect the effect of uncertainty for each uncertain tax treatment by using either most likely method or expected value method, depending on which method predicts better resolution of the treatment.

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

For defined contribution schemes, the amount charged to the consolidated statements of profit or loss in respect of pension costs and other post-retirement benefits is the contributions payable in the year, recognised as and when the employee renders related services.

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

Exchange differences which are regarded as an adjustment to interest costs on foreign currency borrowings are capitalised as part of borrowing costs in qualifying assets.

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

V. Acceptances

The Group enters into arrangements whereby banks and financial institutions make direct payments to suppliers for raw materials and project materials. The banks and financial institutions are subsequently repaid by the Group at a later date providing working capital timing benefits. These are normally settled up to twelve months (for raw materials) and up to 36 months (for project and materials). Where these arrangements are with a maturity of up to twelve months, the economic substance of the transaction is determined to be operating in nature and these are recognised as Acceptances. Where these arrangements are with a maturity beyond twelve months and up to thirty six months, the economic substance of the transaction is determined to be financing in nature, and these are presented within borrowings in the consolidated statements of financial position. Interest expense on these are recognised in the finance and other costs. Payments made by banks and financial institutions to the operating vendors are treated as an operational cash outflow and financing inflow and settlement of such acceptances by the Group is treated as a financing cash outflow.

W. Cash and cash equivalents and restricted cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand, and short-term money market deposits which have a maturity of three months or less from the date of acquisition, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and are unrestricted as to withdrawal and usage.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above and additionally includes unpaid dividend account.

Restricted cash and cash equivalents in the consolidated statements of financial position comprise cash at bank and in hand, and short-term deposits which have a maturity of three months or less from the date of acquisition and are restricted as to withdrawal and usage.

3(b) Application of new and revised standards

The Group has adopted, with effect from April 01, 2020, the following new and revised standards and interpretations. Their adoption has not had any significant impact on the amounts reported in the consolidated financial statements.

•	Amendments to IFRS 3 regarding definition of a Business

•	Amendments to IFRS 7 and 9 regarding Interest Rate Benchmark Reform

•	Amendments to IAS 1 and IAS 8 regarding definition of Material

•	Amendments to IFRS 16 regarding COVID-19 related rent concessions

Standards issued but not yet effective

The new and amended standards that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below:

New pronouncement	Effective date
Reference to the Conceptual Framework – Amendments to IFRS 3	January 01, 2022
Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16	January 01, 2022
Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37	January 01, 2022
AIP IFRS 1 First-time Adoption of International Financial Reporting Standards – Subsidiary as a first-time adopter	January 01, 2022
AIP IFRS 9 Financial Instruments – Fees in the ‘10 per cent’ test for derecognition of financial liabilities	January 01, 2022
AIP IAS 41 Agriculture – Taxation in fair value measurements	January 01, 2022
IFRS 17 Insurance Contracts	January 01, 2023
Classification of Liabilities as Current or Non-current - Amendments to IAS 1	January 01, 2023
Definition of Accounting Estimates - Amendments to IAS 8	January 01, 2023
Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2	January 01, 2023

The amendments are not expected to have a material impact on the Group.

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

The Group is in the business of metals and mining, Oil & gas and generation of power which are considered as either essential goods and services or were generally allowed to continue to carry out the operations with adequate safety measures. The Group has taken proactive measures to comply with various regulations/guidelines issued by the Government and local bodies to ensure safety of its workforce and the society in general.

The Group has considered possible effects of COVID-19 on the recoverability of its investments, property, plant and equipment (PPE), inventories, loans and receivables, etc. in accordance with IFRS. The Group has considered forecast consensus, industry reports, economic indicators and general business conditions to make an assessment of the implications of the Pandemic. The Group has also performed sensitivity analysis on the key assumptions identified basis the internal and external information, which are indicative of future economic condition. Based on the assessment, the Group had recorded necessary adjustments, including impairment to the extent the carrying amount exceeds the recoverable amount during the previous year ended March 31, 2020 (Refer Note 14). No such impairments or reversals were identified during the current year. The actual effects of COVID-19 could be different from what is presently assessed and would be known only in due course of time, however no further adjustments are considered necessary at this stage.

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

(iii)	Carrying value of exploration and evaluation oil & gas assets

Exploration assets are assessed by comparing the carrying value to higher of fair value less cost of disposal or value in use if impairment indicators, as contained in IFRS 6. Change to the valuation of exploration assets is an area of judgement. Further details on the Group’s accounting policies on this are set out in accounting policy above. The amounts for exploration and evaluation assets represent active exploration projects. These amounts will be written off to the consolidated statements of profit or loss as exploration costs unless commercial reserves are established, or the determination process is not completed and there are no indications of impairment. The outcome of ongoing exploration, and therefore whether the carrying value of exploration and evaluation assets will ultimately be recovered, is inherently uncertain.

Details of carrying values and impairment charge/ reversal and the assumptions used are disclosed in Note 14.

(iv)	Carrying value of developing/producing oil and gas assets

Management performs impairment tests on the Group’s developing/producing oil and gas assets where indicators of impairment or impairment reversal of previously recorded impairment are identified in accordance with IAS 36.

In the current year, the management has reviewed the key assumptions, i.e., future production, oil prices, discount to price, Production sharing contract (PSC) life, discount rates, etc. for all of its oil and gas assets. Based on analysis of events that have occurred since then, there did not exist any indication that the assets may be impaired or previously recorded impairment charge may reverse. Hence, detailed impairment analysis has not been conducted in the current financial year.

However, during the year ended March 31, 2020, management had performed impairment tests on the Group’s developing/producing oil and gas assets and the impairment assessments were based on a range of estimates and assumptions, including:

Estimates/assumptions	Basis
Future production	proved and probable reserves, resource estimates (with an appropriate conversion factor) considering the expected permitted mining volumes and, in certain cases, expansion projects
Commodity prices	management’s best estimate benchmarked with external sources of information, to ensure they are within the range of available analyst forecast
Exchange rates	management best estimate benchmarked with external sources of information
Extension of PSC	granted till 2030 on the expected commercial terms (Refer note 3(c)(I)(viii)
Discount rates	cost of capital risk-adjusted for the risk specific to the asset/ CGU

Details of carrying values and impairment charge/ reversal and the assumptions used are disclosed in Note 14.

(v)	Mining properties and leases

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

There is no impairment recognised during the years ended March 31, 2019, March 31, 2020 and March 31, 2021.

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

The total deferred tax assets recognised in these financial statements (Refer Note 9) includes MAT credit entitlements of ₹ 91,258 million and ₹ 82,358 million ($ 1,126 million) as at March 31, 2020 and March 31, 2021 respectively, of which ₹ 35,998 million as at March 31, 2020 was expected to be utilised in fourteenth and fifteenth year and ₹ 3,400 million ($ 47 million) as at March 31, 2021 is expected to be utilised in the fourteenth year, fifteen years being the maximum permissible time period to utilise the MAT credits.

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

(vii)	Copper operations in Tamil Nadu, India

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

The State of Tamil Nadu and TNPCB approached Supreme Court in Civil Appeals on January 02, 2019 challenging the judgement of NGT dated December 15, 2018 and the previously passed judgement of NGT dated August 08, 2013. The Supreme Court vide its judgement dated February 18, 2019 set aside the judgements of NGT dated December 15, 2018 and August 08, 2013 solely on the basis of maintainability and directed the Company to file an appeal in High court.

The Company had filed a writ petition before Madras High Court challenging the various orders passed against the Company in 2018 and 2013. On August 18, 2020, the Madras High Court delivered the judgement wherein it dismissed all the Writ Petitions filed by the Company. The Company has approached the Supreme Court and challenged the said High Court order by way of a Special Leave Petition (SLP) to Appeal and also filed an interim relief for care & maintenance of the plant. The matter was then listed on December 02, 2020 before Supreme Court Bench. The Bench after having heard both the sides concluded that at this stage the interim relief in terms of trial run could not be allowed. Further, considering the voluminous nature of documents and pleadings, the matter shall be finally heard on merits. The matter was again mentioned before the bench on March 17, 2021, wherein the matter was posted for hearing on August 17, 2021.

However, subsequent to the year end, the Company approached the Supreme Court offering to supply medical oxygen from the said facility in view of prevailing COVID-19 situation, which was allowed by the Supreme Court, under supervision of a committee constituted by the Government of Tamil Nadu.

As per the Company’s assessment, it is in compliance with the applicable regulations and expects to get the necessary approvals in relation to the existing operations and hence the Company does not expect any material adjustments to these financial statements as a consequence of above actions.

The Company has carried out an impairment analysis for existing plant assets during the year ended March 31, 2021 considering the key variables and concluded that there exists no impairment. The Company has done an additional sensitivity analysis with commencement of operations of the existing plant w.e.f. April 01, 2024 and noted that the recoverable amount of the assets would still be in excess of their carrying values.

The carrying value of the assets as at March 31, 2021 is ₹ 18,257 million ($ 250 million).

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

Considering the delay in existing plant matter and accordingly delay in getting the required approval for expansion project, management considered to make provision for impairment for expansion project basis fair value less cost of disposal and accordingly made impairment provision of ₹ 6,692 million in March 2020. During the current period, there are no updates in the expansion matter and impairment provision of ₹ 6,692 million ($ 91 million) is adequate and the net carrying value of ₹ 965 million ($ 13 million) as at March 31, 2021 approximates its recoverable value.

Property, plant and equipment of ₹ 14,742 million and ₹ 13,367 million ($ 183 million) and inventories of ₹ 5,166 million and ₹ 2,836 million ($ 39 million) as at March 31, 2020 and March 31, 2021 respectively, pertaining to existing and expansion plant, could not be physically verified, anytime during the year, as the access to the plant is presently restricted. However, since operations are suspended and access to the plant restricted, any difference between book and physical quantities is unlikely to be material.

Impairment recognised during the year ended March 31, 2020

For the expansion plant, the project activities are on halt since May 2018. Further, the project EC for the expansion plant got expired on December 31, 2018 and fresh application is filed before the competent authority, however, the process will start only after reopening of the existing plant and after obtaining all statutory approvals, the timing of which is uncertain.

Keeping in view the above factors and the fact that value in use cannot be reasonably ascertained, the company has carried out recoverability assessment of the items of property, plant and equipment, asset under construction and capital advances. Based on the realisable value estimate of ₹ 2,886 million, the company has recognised an impairment of ₹ 6,692 million (comprising of asset under construction balances of ₹ 4,349 million, capital advances of ₹ 1,961 million and other assets of ₹ 382 million) during the year.

viii)	PSC Extension

Rajasthan Block

The Company operates an oil and gas production facility in Rajasthan under a Production Sharing Contract (“PSC”). The management is of the opinion that the Company is eligible for automatic extension of the PSC for Rajasthan (“RJ”) block on same terms w.e.f. May 15, 2020, while Government of India (“GoI”) in October 2018, accorded its approval for extension of the PSC, under the Pre-NELP Extension policy as per notification dated April 07, 2017 (“Pre-NELP Policy”), for RJ block by a period of 10 years, w.e.f. May 15, 2020. As per the said policy and extension, the Company is required to comply with certain conditions and pay an additional 10% profit oil to GoI. The Company had challenged the applicability of Pre NELP Policy to the RJ block. The Division Bench of the Delhi High Court in March 2021 set aside the single judge order of May 2018 which allowed automatic extension of PSC. The Company is studying the order and all available legal remedies are being evaluated for further action as appropriate.

One of the conditions for extension of PSC relates to notification of certain audit exceptions raised for Financial Year 16-17 as per PSC provisions and provides for payment of amounts, if such audit exceptions result into any creation of liability.

The Directorate General of Hydrocarbons (“DGH”), in May 2018, has raised a demand on the Company and its subsidiary for the period up to March 31, 2017 for Government’s additional share of Profit oil based on its computation of disallowance of cost incurred in excess of the initially approved Field Development Plan (“FDP”) of pipeline project for ₹ 14,770 million ($ 202 million) and retrospective re-allocation of certain common costs between Development Areas (“DAs”) of RJ aggregating to ₹ 26,690 million ($ 364 million). The DGH vide its letter dated May 12, 2020, reiterated its demand only with respect to the retrospective re-allocation of certain common costs between Development Areas (“DAs”) of RJ block of ₹ 26,690 million ($ 364 million) towards contractor share for the period upto March 31, 2017. This amount was subsequently revised to ₹ 33,600 million ($ 458 million) till March 2018 vide DGH letter dated December 24, 2020.

The Company in January 2020 received notifications from the DGH on audit exceptions arising out of its audit for the FY 2017-18, which comprises consequential effects on profit oil due to the aforesaid matters and certain new matters on cost allowability plus interest aggregating to ₹ 47,135 million ($ 645 million), representing share of Vedanta Limited and its subsidiary, CEHL (“the Claimants”), which have been suitably responded to by the Company.

The Company believes that it has sufficient as well as reasonable basis (pursuant to the PSC provisions and related approvals), supported by legal advice, for having claimed such costs and for allocating common costs between different DAs. In the Company’s opinion, these computations of the aforesaid demand / audit exceptions are not appropriate and the accounting adjustments sought for issues pertaining to Year 2007 and onwards are based on assumptions that are not in consonance with the approvals already in place. The Company’s view is also supported by independent legal opinion and the Company has been following the process set out in PSC to resolve these aforesaid matters. The Company has also invoked the PSC process for resolution of disputed exceptions and has issued notice for arbitration and the tribunal stands constituted. Further, on September 23, 2020, the GoI had filed an application for interim relief before Delhi High Court seeking payment of all disputed dues. This matter is now pending adjudication.

Also, on Vedanta’s application under section 17 of the Arbitration and Conciliation Act, 1996, the tribunal in December 2020 ordered that GoI should not take any action to enforce any of the amounts at issue in this arbitration against the Claimants during the arbitral period. The GoI has challenged the said order before the Delhi High Court under the said Act. This matter is now pending adjudication.

In management’s view, the above mentioned condition on demand raised by the DGH for additional petroleum linked to PSC extension is untenable and has not resulted in creation of any liability and cannot be a ground for non-extension. In addition, all necessary procedures prescribed in the PSC including invocation of arbitration, in respect of the stated audit observation have also been fulfilled. Accordingly, the PSC extension approval granted vide DGH letter dated October 26, 2018 upholds with all conditions addressed and no material liability would devolve upon the Group.

Simultaneously, the Company is also pursuing with the GoI for executing the RJ PSC addendum at the earliest. In view of extenuating circumstances surrounding COVID-19 and pending signing of the PSC addendum for extension after complying with all stipulated conditions, the GoI has been granting interim permission to the Company to continue Petroleum operations in the RJ block. The latest permission is valid upto July 31, 2021 or signing of the PSC addendum, whichever is earlier.

Ravva Block

The Government of India (GoI) has granted its approval for a ten-year extension of PSC for Ravva Block with effect from 28 October 2019, in terms of the provision of the “Policy on the Grant of the extension to Production Sharing Contract Signed by Government awarding small, medium-sized and discovered field to private joint ventures” dated 28 March 2016. The PSC addendum recording this extension has been executed by all parties.

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

Pursuant to the introduction of Section 115BAA of the Indian Income Tax Act, 1961 which is effective April 01, 2019, companies in India have the option to pay corporate income tax at the rate of 22% plus applicable surcharge and cess as against the earlier rate of 30% plus applicable surcharge and cess, subject to certain conditions like, the Company has to forego all benefits like tax holidays, brought forward losses generated through tax incentives/additional depreciation and outstanding MAT credit. Considering all the provisions under Section 115BAA and based on the expected timing of exercising of the option under Section 115BAA, the Group has re-measured its deferred tax balances as at March 31, 2021. This computation required assessment of assumptions regarding future profitability, which is inherently uncertain. To the extent assumptions regarding future profitability change, there can be increase or decrease in the amounts recognized (Refer Note 9 for details).

(x)

ESL Steel Limited (formerly known as Electrosteel Steels Limited) (ESL), had filed application for renewal of Consent to Operate (‘CTO’) on August 24, 2017 for the period of five years which was denied by Jharkhand State Pollution Control Board (‘JSPCB’) on August 23, 2018, as JSPBC awaited response from The Ministry of Environment and Finance (MOEF) over a 2012 show-cause notice. After a personal hearing towards the show cause notice, the Ministry of Environment, Forests and Climate Change revoked the Environmental Clearance (EC) on September 20, 2018. The Hon’ble High Court of Jharkhand granted stay against both revocation orders, and allowed the continuous running of the plant operations under regulatory supervision of the JSPCB. Jharkhand High Court on September 16, 2020 passed an order vacating the interim stay in place beyond September 23, 2020, while listed the matter for final hearing. ESL urgently filed a petition in the Supreme Court, and on September 22, 2020, ESL was granted permission to run the plant till further orders. Next date of High Court hearing is October 01, 2021 and Supreme Court hearing is yet to be listed.

The Forest Advisory Committee (FAC) of MoEFCC granted the Stage 1 clearance and the MoEF&CC approved the related Terms of Reference (TOR) on August 25, 2020. As per Stage 1 clearance, the company is required to provide non-forest land in addition to the afforestation cost. The company, based on the report of an EIA consultant, has recognised a provision of ₹ 2,135 million ($ 29 million) as part of cost of sales in these financial statement with respect to the costs to be incurred by the company for obtaining Environment Clearance.

(xi)	Assessment of impairment of assets at Aluminium division

During year ended March 31, 2020, considering lower sales realisation, an impairment trigger was identified in the aluminium division of the Company. The impairment assessments are based on a range of estimates and assumptions, including:

Estimates/ assumption	Basis
Future production	Proved and probable reserves, production facilities, resource estimates and expansion projects
Commodity prices	management’s best estimate benchmarked with external sources of information, to ensure they are within the range of available analyst forecast
Discount rates	cost of capital risk-adjusted for the risk specific to the asset/CGU

During the year ended March 31, 2020, The Group had carried out an impairment analysis, based on value in use approach, considering the key variables and concluded that there existed no impairment. The Group had carried out sensitivity analysis on key assumptions including commodity price, discount rate and delay in expansion of refinery. Based on sensitivity analysis, the recoverable amount was expected to exceed the carrying value as at March 31, 2020 of ₹ 318,413 million. No negative developments have occurred since the previous year, while the commodity price have increased. Accordingly, it is not expected that the carrying amount would exceed the recoverable amount and hence the recoverable value for the year ended March 31, 2021 was not re-determined.

(xii)	Going Concern

Considering the uncertainties caused due to COVID-19, as described in (i) above, the Group prepared its cash flow forecasts under various scenarios and has performed additional sensitivities on certain key assumptions. Based on such an analysis and assessment of its ability to raise additional capital, the Group continues to prepare its financial statements on a going concern basis.

II. Significant Judgements:

(i)	Determining whether an arrangement contains a lease:

The Group has ascertained that the Power Purchase Agreement (PPA) entered into between one of the subsidiaries and a state grid qualifies to be an operating lease under IFRS 16 “Leases”. Accordingly, the consideration receivable under the PPA relating to recovery of capacity charges towards capital cost have been recognised as operating lease rentals and in respect of variable cost that includes fuel costs, operations and maintenance, etc. is considered as revenue from sale of products/services.

Significant judgement is required in segregating the capacity charges due from the State grid, between fixed and contingent payments. The Group has determined that since the capacity charges under the PPA are based on the number of units of electricity made available by its Subsidiary which would be subject to variation on account of various factors like availability of coal and water for the plant, there are no fixed minimum payments under the PPA, which requires it to be accounted for on a straight line basis. The contingent rents recognised are disclosed in Note 6.

(ii)	Contingencies

In the normal course of business, contingent liabilities may arise from litigation, taxation and other claims against the Group. A provision is recognised when the Group has a present obligation as a result of past events, and it is probable that the Group will be required to settle that obligation.

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

(iii)	Revenue recognition and receivable recovery in relation to the power division

In certain cases, the Group’s power customers are disputing various contractual provisions of Power Purchase Agreements (PPA). Significant judgement is required in both assessing the tariff to be charged under the PPA in accordance with IFRS 15 and to assess the recoverability of withheld revenue currently accounted for as receivables.

In assessing this critical judgment management considered favourable external legal opinions the Group has obtained in relation to the claims and favourable court judgements in the related matter. In addition, the fact that the contracts are with government owned companies implies the credit risk is low. Refer note 17.

4. Business Combination and Others

a) Ferro Alloys Corporation Limited—Business Combination

On September 21, 2020, the Company acquired control over Ferro Alloys Corporation Limited (“FACOR”). FACOR was admitted under Corporate insolvency resolution process in terms of the Insolvency and Bankruptcy Code, 2016 of India. The National Company Law Tribunal (NCLT) vide its order dated January 30, 2020 approved the resolution plan for acquiring controlling stake in FACOR. Pursuant to the approved resolution plan, FACOR will be wholly owned subsidiary of the Company. FACOR holds 90% equity in its subsidiary, Facor Power Limited (FPL).

FACOR is in the business of producing Ferro Alloys and owns a Ferro Chrome plant with capacity of 72,000 TPA, two operational Chrome mines and 100 MW of Captive Power Plant through its subsidiary, FACOR Power Limited (FPL). The acquisition will complement the Group’s existing steel business as the vertical integration of ferro manufacturing capabilities has the potential to generate significant efficiencies.

The fair value of the identifiable assets and liabilities of FACOR as at the date of the acquisition were as follows:

	(₹ in million)	($ in million)
Particulars	Fair Value at Acquisition	Fair Value at Acquisition
Property, Plant and Equipment*	3,543	49
Other non-current assets	93	1

Non-current assets	3,636	50

Inventories	460	6
Cash and cash equivalents	106	2
Short-term Investments	688	9
Trade and other receivables	371	5

Current assets	1,625	22

Total Assets (A)	5,261	72

Borrowings	93	1
Deferred tax liabilities	597	8
Trade and other payables	664	9
Provisions	74	1

Total Liabilities (B)	1,428	19

Net Assets (C = A-B)	3,833	53

Satisfied by:
Cash Consideration Paid for Equity acquired	336	5
Cash Consideration Paid for Debt acquired	216	3
Zero coupon Non-Convertible Debentures issued by FACOR repayable equally over 4 years commencing March 2021 (Nominal value ₹ 2,865 million) ($ 39 million)**	2,358	32

Total Purchase consideration (D)	2,910	40

Non-Controlling interest on acquisition (10% of net liabilities of FPL) (E)	(309)	(4)

Bargain Gain (C-D-E) (Refer Note 7)	1,232	17

*	Includes mining rights of ₹ 2,202 million ($ 30 million).

**	The instrument has been recorded at fair value and a small portion of the same are yet to be issued.

Since the date of acquisition, FACOR has contributed ₹ 2,740 million ($ 37 million) and ₹ 1,628 million ($ 22 million) to the Group revenue and profit before tax respectively for the year ended March 31, 2021.

If FACOR had been acquired at the beginning of the year, the Group revenue would have been ₹ 870,867 million ($ 11,907 million) and the profit before tax of the Group would have been ₹ 166,237 million ($ 2,273 million).

The carrying amount of all assets and liabilities within the working capital equals their fair value. None of the Trade receivables was impaired and the full contractual amount were expected to be realised. Mining Rights have been valued considering the With or Without method, i.e., based on the cost savings resulting from the usage of the mines vis a vis procurement of raw material (chrome ore) from external vendors. Land has been valued based on the Right to Fair Compensation and Transparency in Land Acquisition, Rehabilitation and Resettlement Act. Buildings, Plant & Machinery, Other Tangible Assets, Capital Work in Progress and Capital Advances pertaining to the Tangible Assets together have been estimated based on the Value in Use of FACOR under the Income Approach. Since FACOR was acquired as part of IBC, 2016, it resulted in a bargain gain forming part of Investment and other Income.

Non-controlling interest has been measured at the non-controlling interest’s proportionate share of FPL’s identifiable net assets.

Acquisition costs of ₹ 28 million ($ 0 million) have been charged to the consolidated statement of profit and loss.

b) Acquisition of Global coke plant

On July 28, 2019, the Group acquired Sindhudurg plant of Global Coke Limited which was under liquidation as per the Insolvency and Bankruptcy Code 2016 (including all amendments for the time being in force) for a cash consideration of ₹ 335 million. The assets acquired mainly included Land, Building and Plant & Machinery of similar value as the cash consideration. The acquisition complements backward integration opportunity for the Group’s existing pig iron division and also increase Group’s footprint in met coke market in south western part of India. Detailed disclosure of fair value of the identifiable assets and liabilities of Sindhudurg plant has not been provided as the same is not material.

Acquisition costs related to the same were not material.

5. Segment information

Description of segment and principal activities

The Group is a diversified natural resource group engaged in exploring, extracting and processing minerals and oil and gas. The Group produces zinc, lead, silver, copper, aluminium, iron ore, oil and gas and commercial power and has a presence across India, South Africa, Namibia, U.A.E, Ireland, Australia, Japan, South Korea, Taiwan and Liberia. The Group is also in the business of port operations and manufacturing of glass substrate and steel. The Group has seven reportable segments: copper, aluminium, iron ore, power, Zinc India (comprises of zinc and lead India), Zinc international, oil and gas and others. The management of the Group is organized by its main products: copper, Zinc (comprises zinc and lead India, silver India and zinc international), aluminium, iron ore, oil and gas, power and others. ‘Others’ segment mainly comprises of port/berth, steel and glass substrate business and those segments which do not meet the quantitative threshold for separate reporting. Each of the reportable segments derives its revenues from these main products and hence these have been identified as reportable segments by the Group’s chief operating decision maker (“CODM”).

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

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties except from power segment sales amounting to ₹ 670 million, ₹ Nil and ₹ Nil ($ Nil) which is at cost for the year ended March 31, 2019, March 31, 2020 and March 31, 2021 respectively.

The following table presents revenue and profit information and certain assets and liabilities information regarding the Group’s reportable segments for the years ended March 31, 2019, March 31, 2020 and March 31, 2021 and as at March 31, 2020 and March 31, 2021:

a. Year ended March 31, 2019

	Copper	Zinc India	Zinc International	Aluminium	Power	Iron Ore	Oil and Gas	Others	Elimination	Total
	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)
Revenue
Sales	107,390	206,562	27,383	292,080	64,559	29,033	132,228	49,777	—	909,012
Inter-segment sales	—	—	—	206	678	81	—	455	(1,420)	—
Segment revenue	107,390	206,562	27,383	292,286	65,237	29,114	132,228	50,232	(1,420)	909,012
Cost of Sales and expenses	(109,729)	(100,567)	(20,421)	(270,228)	(49,962)	(22,793)	(55,703)	(40,431)	1,420	(668,414)
Segment profit / (loss)	(2,339)	105,995	6,962	22,058	15,275	6,321	76,525	9,801	—	240,598
Depreciation and amortisation	(1,447)	(18,768)	(4,287)	(16,577)	(5,969)	(2,455)	(42,669)	(3,974)	—	(96,146)
Other items*	—	—	—	—	—	—	—	—	—	(1,847)
Impairment (Refer Note 14)	—	—	—	—	—	—	2,611	—	—	2,611

Operating profit / (loss)	(3,786)	87,227	2,675	5,481	9,306	3,866	36,467	5,827	—	145,216
Investment and other income										31,540
Finance and other costs										(59,026)

Profit before tax										117,730

Additions to property, plant and equipments, exploration and evaluation assets and intangible assets**	2,732	36,574	15,939	15,265	307	377	38,412	51,910		161,516

*	Other items represent forex loss on MAT credit entitlements which have not been allocated to any segment.

**	Others includes acquisition through business combinations

b. Year ended March 31, 2020

	Copper	Zinc India	Zinc International	Aluminium	Power	Iron Ore	Oil and Gas	Others	Elimination	Total
	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)
Revenue
Sales	90,517	181,590	31,275	265,445	58,599	34,500	126,608	46,912	—	835,446
Inter-segment sales	9	—	—	328	—	130	—	913	(1,380)	—
Segment revenue	90,526	181,590	31,275	265,773	58,599	34,630	126,608	47,825	(1,380)	835,446
Cost of Sales and expenses	(93,420)	(94,450)	(27,477)	(245,837)	(42,109)	(26,318)	(53,925)	(43,187)	1,380	(625,343)
Segment profit / (loss)	(2,894)	87,140	3,798	19,936	16,490	8,312	72,683	4,638	—	210,103
Depreciation and amortisation	(1,471)	(22,610)	(6,329)	(17,183)	(5,701)	(2,413)	(40,077)	(4,706)	—	(100,490)
Other items*	(2,028)	—	(42)	1,681	—	—	—	—	—	(1,525)
Impairment (Refer Note 14)	(6,692)	—	—	—	—	(1,201)	(135,031)	(5,098)	—	(148,022)

Operating profit / (loss)	(13,085)	64,530	(2,573)	4,434	10,789	4,698	(102,425)	(5,166)	—	(39,934)
Investment and other income										25,714
Finance and other costs										(54,557)

Loss before tax										(68,777)

Assets and liabilities
Assets
Segment assets	64,853	206,643	51,831	486,545	174,210	34,450	155,551	80,247		1,254,330
Financial assets investments										911
Deferred tax asset										82,669
Short-term investments										327,210
Cash and cash equivalents (including restricted cash and cash equivalents)										51,558
Income tax assets										26,530
Others										12,197

Total assets										1,755,405

Liabilities
Segment liabilities	45,368	47,650	12,266	179,278	16,418	11,813	102,055	15,454	—	430,302
Borrowings										579,475
Current tax liabilities										1,894
Deferred tax liabilities										29,675
Others										32,164

Total liabilities										1,073,510

Additions to property, plant and equipments, exploration and evaluation assets and intangible assets**	2,192	46,088	7,552	14,187	671	1,081	45,490	2,373		119,668

*

Other items represent provision for receivables from KCM of ₹ 2,070 million, Renewable Power Obligation (RPO) liability reversal of ₹ 1,681 million. Additionally, forex loss on MAT credit entitlements of ₹ 1,136 million which has not been allocated to any segment is included in here.

**	The total of additions includes ₹ 34 million not allocated to any segment. Iron Ore includes acquisition through business combination.

c. Year ended March 31, 2021

	Copper	Zinc India	Zinc International	Aluminium	Power	Iron Ore	Oil and Gas	Others	Elimination	Total	Total
	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Revenue
Sales	108,879	219,316	27,290	285,756	53,752	44,875	75,308	53,454	—	868,630	11,876
Inter-segment sales	18	—	—	686	—	409	—	313	(1,426)	—	—
Segment revenue	108,897	219,316	27,290	286,442	53,752	45,284	75,308	53,767	(1,426)	868,630	11,876
Cost of Sales and expenses	(110,650)	(103,116)	(19,190)	(208,919)	(39,682)	(27,108)	(43,142)	(44,634)	1,426	(595,015)	(8,135)
Segment profit / (loss)	(1,753)	116,200	8,100	77,523	14,070	18,176	32,166	9,133	—	273,615	3,741
Depreciation and amortisation	(1,533)	(24,617)	(3,211)	(16,926)	(5,749)	(2,208)	(21,274)	(5,660)	—	(81,178)	(1,110)
Other items*	(2,086)	—	(40)	950	—	—	—	(2,135)	—	(3,145)	(43)
Asset Under Construction written off (Refer Note 14)	—	—	—	(1,811)	—	—	—	(629)	—	(2,440)	(33)

Operating profit / (loss)	(5,372)	91,583	4,849	59,736	8,321	15,968	10,892	709	—	186,852	2,555
Investment and other income										32,177	440
Finance and other costs										(52,955)	(724)

Profit before tax										166,074	2,271

Assets and liabilities
Assets
Segment assets	59,570	200,072	60,740	477,070	163,620	33,039	181,108	78,024		1,253,243	17,135
Financial assets investments										1,532	21
Deferred tax asset										73,958	1,011
Short-term investments										281,775	3,853
Cash and cash equivalents (including restricted cash and cash equivalents)										49,563	678
Income tax assets										27,549	377
Loans to related party										70,712	967
Others										12,779	174

Total assets										1,771,111	24,216

Liabilities
Segment liabilities	43,277	47,217	10,672	156,994	18,405	12,269	111,776	20,990		421,600	5,764
Borrowings										569,222	7,783
Current tax liabilities										2,792	38
Deferred tax liabilities										21,894	299
Others										21,554	296

Total liabilities										1,037,062	14,180

Additions to property, plant and equipments, exploration and evaluation assets and intangible assets**	622	25,163	3,754	17,135	267	985	15,192	6,019		69,155	946

*

Other items represent provision for receivables from KCM of ₹ 2,127 million ($ 29 million), Renewable Power Obligation (RPO) liability reversal of ₹ 950 million ($ 13 million), Costs to be incurred by the Company for obtaining Environment Clearance of ₹ 2,135 million ($ 29 million). Additionally, forex gain on MAT credit entitlements of ₹ 166 million ($ 2 million) which has not been allocated to any segment is included in here.

**	The total of additions includes ₹ 18 million ($ 0 million) not allocated to any segment. Others segment includes ₹ 3,543 million ($ 48 million) acquired through business combination.

Geographical Segment Analysis

The Group’s operations are located in India, Namibia, South Africa, UAE, Liberia, Ireland, Australia, South Korea and Taiwan. The following table provides an analysis of the Group’s sales by geographical market irrespective of the origin of the goods:

	Year ended March 31,
	2019	2020	2021	2021
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
India	591,599	542,256	536,212	7,331
China	37,868	26,942	52,213	714
UAE	10,150	8,201	6,984	95
Malaysia	48,657	76,479	71,092	972
Others	220,738	181,568	202,129	2,764

	909,012	835,446	868,630	11,876

The following is an analysis of the carrying amount of non-current assets, excluding deferred tax assets, derivative financial assets, financial asset investments and other non-current financial assets analysed by the geographical area in which the assets are located: —

	As at March 31
	2020	2021	2021
	Carrying amount	Carrying Amount	Carrying Amount
	(₹ in million)	(₹ in million)	(US dollars in million)
India	973,821	954,629	13,052
South Africa	37,231	44,486	608
Namibia	7,500	8,870	121
Taiwan	11,620	10,029	137
Others	9,840	7,883	108

	1,040,012	1,025,897	14,026

Information about major customer

Revenue from one customer amounted to ₹ 104,164 million ($ 1,424 million) (March 31, 2019 and March 31, 2020: No Customer), arising from sales made in the Aluminium, zinc and copper segment. No other customer contributed to more than 10% of revenues.

Disaggregation of Revenue

Below table summarises the disaggregated revenue from contracts with customers: —

	Year ended March 31,
	2019	2020	2021	2021
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Oil	126,430	109,062	64,798	886
Gas	5,270	7,945	6,837	93
Zinc Metal	172,046	157,559	166,343	2,274
Lead Metal	37,575	34,702	38,803	531
Silver Metal & Bars	25,829	24,756	43,949	601
Iron Ore	6,911	14,820	21,734	297
Metallurgical Coke	532	553	2,565	35
Pig Iron	20,612	22,394	24,249	332
Copper Products	92,931	73,489	102,049	1,395
Aluminium Products	280,730	254,293	283,944	3,882
Power	47,839	44,064	36,509	499
Steel Products	41,859	37,850	39,663	542
Ferro Alloys	—	—	2,740	37
Others	42,186	37,465	21,261	291

Revenue from contracts with customers*	900,750	818,952	855,444	11,696
Revenue from contingent rents	16,724	16,729	15,147	207
Loss on provisionally priced contracts under IFRS 9 (Refer Note 6(a))	(8,462)	(12,995)	(1,961)	(27)
JV partner’s share of the exploration costs approved under the OM (Refer Note 6(b))	—	12,760	—	—

Total Revenue	909,012	835,446	868,630	11,876

*

includes revenues from sale of services aggregating to ₹ 2,205 million, ₹ 2,159 million and ₹ 2,239 million ($ 30 million) for the financial years ended March 31, 2019, March 31, 2020 and March 31, 2021 respectively which is recorded over a period of time and the balance revenue is recognised at a point in time.

6. Revenue

For the year ended March 31,	2019	2020	2021	2021
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Sale of products	890,083	816,558	851,244	11,639
Sale of services	2,205	2,159	2,239	30
Revenue from contingent rents	16,724	16,729	15,147	207

Total revenue	909,012	835,446	868,630	11,876

a)

Revenue from sale of products and from sale of services comprises of revenue from contracts with customers of ₹ 900,750 million, ₹ 818,952 million and ₹ 855,444 million ($ 11,696 million) for the years ended March 31, 2019, March 31, 2020 and March 31, 2021 respectively and a net loss on mark-to-market of ₹ 8,462 million, ₹ 12,995 million and ₹ 1,961 million ($ 27 million) on account of gains / losses relating to sales of product that were provisionally priced as at the beginning of the respective year with the final price settled during the subsequent year ended March 31, 2019, March 31, 2020 and March 31, 2021 respectively, gains / losses relating to sales of product fully priced during the respective year, and marked to market gains/ losses relating to sales of product that were provisionally priced as at the end of the respective year.

b)

Government of India (GoI) vide Office Memorandum (“OM”) No. O-19025/10/2005-ONG-DV dated February 01, 2013 allowed for Exploration in the Mining Lease Area after expiry of Exploration period and prescribed the mechanism for recovery of such Exploration Cost incurred. Vide another Memorandum dated October 24, 2019, GoI clarified that all approved Exploration costs incurred on Exploration activities, both successful and unsuccessful, are recoverable in the manner as prescribed in the OM and as per the provisions of PSC. Accordingly, during the year ended March 31, 2020, the Group has recognized revenue of ₹ 12,760 million for past exploration costs, through increased share in the joint operations revenue as the Group believes that cost recovery mechanism prescribed under OM is not applicable to its Joint operation partner, view which is also supported by an independent legal opinion. However, the Joint operation partner carries a different understanding and the matter is pending resolution.

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

Further, there is no material difference between the contract price and the revenue from contract with customers.

7. Investment and other income

For the year ended March 31,	2019	2020	2021	2021
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Fair value gain on financial assets held for trading / fair value through profit or loss (FVTPL)(1)	18,393	5,574	9,340	128
Interest income:
Interest income on financial assets held for trading/FVTPL	9,286	10,169	4,779	66
Interest income on bank deposits at amortized cost	1,428	2,183	5,649	77
Interest income on loans and receivables at amortized cost (Refer Note 35(b))	2,261	4,518	9,806	134
Others	1,217	287	810	11
Dividend income on available for sale investments/investments held at FVOCI	10	17	17	0
Dividend income – financial assets held for trading/FVTPL	296	477	13	0
Bargain gain net of acquisition cost	—	—	1,232	17
Foreign exchange gain/ (loss) net	(1,351)	2,489	531	7

	31,540	25,714	32,177	440

Notes:

(1)

Income for the year ended March 31, 2019, March 31, 2020 and March 31, 2021 includes mark to market gain/(loss) of ₹ 10,406 million, (₹ 3,624 million) and ₹ Nil ($ Nil) respectively relating to structured investments purchased from Volcan Investments Limited (Refer Note 35).

8. Finance and other costs

For the year ended March 31,	2019	2020	2021	2021
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Interest expense on financial liabilities at amortised cost(2)	60,712	56,175	51,844	709
Unwinding of discount on provisions	936	962	721	10
Net foreign exchange loss on borrowings and creditors for capital expenditure	2,721	4,789	(180)	(3)
Transaction costs paid to the ultimate parent company (Refer Note 35(f))	—	—	1,032	14
Other finance costs	2,792	2,588	2,502	34
Net interest on defined benefit arrangements	210	212	194	3
Capitalisation of finance costs(1)	(8,345)	(10,169)	(3,158)	(43)

	59,026	54,557	52,955	724

Notes:

(1)

Interest rate of 7.3%, 7.49% and 6.91% was used to determine the amount of general borrowing costs eligible for capitalization in respect of qualifying asset for the year ended March 31, 2019, March 31, 2020 and March 31, 2021 respectively.

(2)	Includes interest expense on lease liabilities for the year ended March 31, 2020 and March 31, 2021 of ₹ 247 million and ₹ 278 million ($ 4 million).

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

Statutory income taxes are assessed based on book profits prepared under generally accepted accounting principles in India (“Indian GAAP”) adjusted in accordance with the provisions of the (Indian) Income tax Act, 1961. Such adjustments generally relate to depreciation of fixed assets, disallowances of certain provisions and accruals, deduction for tax holidays and similar exemptions, the use of tax losses carried forward and retirement benefit costs. Statutory income tax is charged at 30% plus a surcharge and education cess. The combined Indian statutory tax rate for the financial year 2018-19 was 34.94% and for the financial year 2019-20 was 34.94% and for the financial year 2020-21 is 34.94%.

MAT is assessed on book profits adjusted for certain limited items as compared to the adjustments allowed for assessing regular income tax under normal provisions. MAT for the financial year 2018-19 was chargeable at 18.50% plus surcharge and education cess and for financial year 2019-20 and 2020-21 at 15% plus surcharge and education cess. The combined Indian statutory tax rate of MAT for the financial year 2018-19 was 21.55% and for the financial year 2019-20 and 2020-21 is 17.47%. MAT paid in excess of regular income tax during a year can be set off against regular income taxes within a period of fifteen years succeeding the assessment year in which MAT credit arises subject to the limits prescribed.

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

(a) Tax charge/ (credit) recognised in the consolidated statement of Profit or Loss

For the year ended March 31,	2019	2020	2021	2021
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Current tax:
Current tax on profit for the year	37,758	17,911	20,671	283
Credit in respect of current tax for earlier years	(59)	(33)	(14)	(0)
Total current tax (a)	37,699	17,878	20,657	283
Deferred tax:
Reversal and origination of temporary differences	3,818	(44,562)	(1,546)	(22)
(Credit)/ Charge in respect of Deferred tax for earlier years	(16)	7	(27)	(0)
Total Deferred Tax (b)	3,802	(44,555)	(1,573)	(22)
Total income tax expense/ (benefit) for the year (a+b)	41,501	(26,677)	19,084	261
Profit/ (Loss) before tax	117,730	(68,777)	166,074	2,271
Effective income tax rate (%)	35.3%	38.8%	11.5%	11.5%

(b) A reconciliation of income tax expense/ (credit) applicable to profit / (loss) before tax at the Indian statutory income tax rate to income tax expense / (credit) at the Group’s effective income tax rate for the year indicated are as follows.

For the year ended March 31,	2019	2020	2021	2021
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Profit/ (Loss) before tax	117,730	(68,777)	166,074	2,271
Indian statutory income tax rate	34.94%	34.94%	34.94%	34.94%
Tax at Indian statutory income tax rate	41,140	(24,033)	58,034	794
Disallowable expenses	2,423	1,883	1,278	17
Non-taxable income	(1,917)	(1,406)	(1,227)	(17)
Tax holidays and similar exemptions (Refer note below)	(8,076)	(4,934)	(7,710)	(105)
Effect of tax rates differences of subsidiaries operating at other rates	(1,277)	(581)	(3,625)	(50)
Tax on distributable reserve of/ dividend from subsidiary	11,018	19,532	8,690	119
Unrecognised tax assets (Net)**	(2,135)	(713)	(31,932)	(437)
Change in deferred tax balances due to change in tax law*	—	(17,760)	(3,125)	(43)
Capital Gains/ Other Income subject to lower tax rate	(1,711)	(2,733)	(1,756)	(24)
Credit in respect of earlier years	(75)	(26)	(41)	(1)
Other permanent differences	2,111	4,094	498	8

Total income tax expense / (credit)	41,501	(26,677)	19,084	261

*	Deferred tax charge for the year ended March 31,2020 includes deferred tax credit of ₹ 16,512 million on remeasurement of deferred tax balances as at March 31, 2019. Also refer note 3(c)(I)(ix).

**

In June 2018, the Company acquired majority stake in ESL Steel Limited (“ESL”), which has since been focusing on operational turnaround. Based on management’s estimate of future outlook, financial projections and requirements of IFRS 12 – Income taxes, ESL has recognized deferred tax assets of ₹ 31,823 million (US$ 435 million) during the year ended March 31, 2021.

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

The total effect of such tax holidays and exemptions was ₹ 8,076 million, ₹ 4,934 million and ₹ 7,710 million ($105 million) for the years ended March 31, 2019, March 31, 2020 and March 31, 2021 respectively.

(c) Deferred tax assets/liabilities

The Group has accrued significant amounts of deferred tax. The majority of the deferred tax liabilities represents accelerated tax relief for the depreciation of property plant and equipment, the depreciation of mining reserves and the fair value uplifts created on acquisitions, net of losses carried forward by the Group and unused tax credits in the form of MAT credits carried forward in the Group. Significant components of Deferred tax (assets) and liabilities recognized in the consolidated statement of financial position are as follows:

For the year ended March 31, 2019:
	Opening balance as at April 1, 2018	Charged/ (credited) to Statement of profit or loss	Charged/ (credited) to other comprehensive income	Exchange difference arising on translation of foreign operation	Closing balance as at March 31, 2019
Significant components of deferred tax (assets)/liabilities	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)
Property, plant and equipment, Exploration and Evaluation and other intangible assets	126,867	9,570	—	3,111	139,548
Voluntary retirement scheme	(411)	16	—	—	(395)
Employee benefits	(875)	(15)	(247)	39	(1,098)
Fair value of derivative asset/ liability	(563)	288	(82)	—	(357)
Fair valuation of other asset/liability	9,913	(1,432)	—	(10)	8,471
MAT credit entitlement	(110,884)	7,280	384	(23)	(103,243)
Unabsorbed depreciation and business losses	(34,625)	(11,030)	—	—	(45,655)
Other temporary differences	(4,354)	(875)	(135)	(583)	(5,947)

Total	(14,932)	3,802	(80)	2,534	(8,676)

For the year ended March 31, 2020:
	Opening balance as at April 1, 2019	Charged/ (credited) to Statement of profit or loss	Charged/ (credited) to other comprehensive income	Exchange difference arising on translation of foreign operation	Closing balance as at March 31, 2020
Significant components of deferred tax (assets)/liabilities	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)
Property, plant and equipment, Exploration and Evaluation and other intangible assets	139,548	(61,429)	—	(93)	78,026
Voluntary retirement scheme	(395)	111	—	—	(284)
Employee benefits	(1,098)	6	(714)	49	(1,757)
Fair value of derivative asset/ liability	(357)	(69)	324	—	(102)
Fair valuation of other asset/liability	8,471	911	(1)	593	9,974
MAT credit entitlement	(103,243)	11,605	251	129	(91,258)
Unabsorbed depreciation and business losses	(45,655)	(9,223)	—	—	(54,878)
Other temporary differences	(5,947)	13,533	(590)	289	7,285

Total	(8,676)	(44,555)	(730)	967	(52,994)

For the year ended March 31, 2021:
	Opening balance as at April 1, 2020	Charged/ (credited) to Statement of profit or loss	Charged/ (credited) to other comprehensive income	Charged to Equity	Deferred tax on acquisition through business combination	Exchange difference arising on translation of foreign operation	Closing balance as at March 31, 2021	Closing balance as at March 31, 2021
Significant components of deferred tax (assets)/liabilities	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Property, plant and equipment, Exploration and Evaluation and other intangible assets	78,026	(145)	—	—	498	1,647	80,026	1,094
Voluntary retirement scheme	(284)	(246)	—	—	—	—	(530)	(7)
Employee benefits	(1,757)	(222)	104	319	—	(94)	(1,650)	(23)
Fair value of derivative asset/ liability	(102)	93	(256)	—	—	—	(265)	(4)
Fair valuation of other asset/liability	9,974	(2,422)	9	—	—	(277)	7,284	100
MAT credit entitlement*	(91,258)	8,621	249	—	—	30	(82,358)	(1,126)
Unabsorbed depreciation and business losses	(54,878)	7,837	—	—	—	—	(47,041)	(643)
Other temporary differences	7,285	(15,089)	352	—	104	(182)	(7,530)	(103)

Total	(52,994)	(1,573)	458	319	602	1,124	(52,064)	(712)

Deferred tax assets and liabilities have been offset where they arise in the same taxing jurisdiction with a legal right to offset income tax assets against income tax liabilities but not otherwise. Accordingly, the net deferred tax (assets)/liability has been disclosed in the consolidated statement of financial position as follows:

As at March 31,	2019	2020	2021	2021
Particulars	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Deferred tax assets	(52,830)	(82,669)	(73,958)	(1,011)
Deferred tax liabilities	44,154	29,675	21,894	299

Net deferred tax (asset)/ liability	(8,676)	(52,994)	(52,064)	(712)

*

Recognition of deferred tax assets on MAT credits entitlement is based on the respective legal entity’s present estimates and business plans as per which the same is expected to be utilized within the stipulated fifteen-year period from the date of origination (Refer Note 3(c)(I)(vi)).

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

Unused tax losses/ unused tax credit for which no deferred tax asset has been recognised amount to ₹ 176,593 million and ₹ 101,541 million ($ 1,388 million) as at March 31, 2020 and March 31, 2021 respectively.

As at March 31, 2020

Unused tax losses/ unused tax credit	Within one year (₹ in million)	Greater than one year, less than five years (₹ in million)	Greater than five years (₹ in million)	No expiry date (₹ in million)	Total (₹ in million)
Unutilized business losses	5,552	25,885	49,165	15,738	96,340
Unabsorbed depreciation	—	—	—	80,163	80,163
Unused capital losses	—	4	—	—	4
Unutilised R&D Tax Credit	—	—	—	86	86

Total	5,552	25,889	49,165	95,987	176,593

No deferred tax assets have been recognised on these unused tax losses/ unused tax credit as there is no evidence that sufficient taxable profit will be available in future against which these can be utilised by the respective entities.

As at March 31, 2021

Unused tax losses/ unused tax credit	Within one year (₹ in million)	Greater than one year, less than five years (₹ in million)	Greater than five years (₹ in million)	No expiry date (₹ in million)	Total (₹ in million)	Total (US dollars in million)
Unutilized business losses	1,966	22,220	30,753	18,870	73,809	1,009
Unabsorbed depreciation	105	1,014	2,979	23,533	27,631	378
Unused capital losses	—	4	—	—	4	0
Unutilised R&D Tax Credit	—	—	—	97	97	1

Total	2,071	23,238	33,732	42,500	101,541	1,388

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

Further, the Group had unrecognised MAT credit amounting to ₹ 3,996 million and ₹ Nil ($ Nil) as at March 31, 2020 and March 31, 2021 respectively. Such tax credits were not recognised on the basis that recovery is not probable in the foreseeable future. However, as per the amendments to the tax laws in September, 2019, a new tax provision has been introduced whereby a company can claim the benefits of reduced tax rates, provided it forgoes certain incentives/exemptions under Income Tax Act, 1961. One of the subsidiaries of the Group during the current year has opted for the same and has forgone the unrecognised MAT Credit for the earlier years.

Unrecognised MAT credit expires, if unutilized, based on the year of origination was as follows:

Financial year ending March 31,	2020	2021	2021
	(₹ in million)	(₹ in million)	(US dollars in million)
2022	1,036	—	—
2023	137	—	—
2024	521	—	—
2025	517	—	—
2026	1,035	—	—
2027	633	—	—
2028	81	—	—
2029	36	—	—

	3,996	—	—

The Group has not recognised any deferred tax liabilities for taxes that would be payable on the Group’s share in unremitted earnings of certain of its subsidiaries because the Group controls when the liability will be incurred and it is probable that the liability will not be incurred in the foreseeable future. The amount of unremitted earnings is ₹ 313,322 million and ₹ 322,395 million ($ 4,408 million) as at March 31, 2020 and March 31, 2021 respectively.

(d) Non-current tax assets

Non-current tax assets of ₹ 26,455 million and ₹ 27,481 million ($ 376 million) as at March 31, 2020 and March 31, 2021 respectively mainly represents income tax receivable from Indian tax authorities by Vedanta Limited relating to the refund arising consequent to the Scheme of Amalgamation & Arrangement made effective in August 2013 pursuant to approval by the jurisdiction High Court and receivables relating to matters in tax disputes in Group companies including tax holiday claim.

(e) The tax department had raised demands on account of remeasurement of certain tax incentives, as described above, under section 80IA and 80 IC of the Income tax Act. During the year ended March 31, 2020, based on the favorable orders from Income Tax Appellate Tribunal relating to Assessment Year 09-10 to Assessment Year 12-13, the Commissioner of Income Tax (Appeals) has allowed these claims for Assessment Year 14-15 to Assessment Year 15-16, which were earlier disallowed and has granted refund of amounts deposited under protest. Against the Tribunal order, department had filed an appeal in Hon’ble Rajasthan High Court in financial year 17-18 which is yet to be admitted. As per the view of external legal counsel, Department’s appeal seeks re-examination of facts rather than raising any substantial question of law and hence it is unlikely that appeal will be admitted by the High Court. Due to this there is a strong prima facie case that Tribunal order will stand confirmed and department’s appeal would be dismissed. The amount involved in this dispute as of March 31, 2021 is ₹ 112,710 million (US$ 1,541 million) (March 31, 2020: ₹ 105,658 million) plus applicable interest upto the date of settlement of the dispute.

10. The Group presents the consolidated statements of profit or loss by disclosing expenses by function. The consolidated statements of profit or loss disclosing expenses by nature is presented below:

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

For the year ended March 31,	Notes	2019	2020	2021	2021
		(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Revenue	6	909,012	835,446	868,630	11,876
Other operating income**		15,468	9,863	13,094	179
Investment and other income	7	31,540	25,714	32,177	440

Total Income		956,020	871,023	913,901	12,495
(Decrease)/increase in inventories of finished goods and work-in-progress		1,614	(13,690)	(7,662)	(104)
Raw materials and other consumables used*		(614,583)	(549,936)	(524,019)	(7,165)
Employee costs		(30,230)	(26,920)	(28,632)	(391)
Other costs***		(42,530)	(46,185)	(50,941)	(697)
Depreciation and amortisation		(96,146)	(100,490)	(81,178)	(1,110)
Impairment (charge) / reversal		2,611	(148,022)	—	—
Asset under construction written off		—	—	(2,440)	(33)
Finance and other costs	8	(59,026)	(54,557)	(52,955)	(724)

Profit / (loss) before tax		117,730	(68,777)	166,074	2,271

Income tax expense	9	(41,501)	26,677	(19,084)	(261)

Profit / (loss) for the year		76,229	(42,100)	146,990	2,010

*	includes power and fuel charges, repairs, royalty, cess, mining and other operating expenses.

**

includes export incentive and duty drawback amounting to ₹ 4,577 million, ₹ 4,327 million and ₹ 3,162 million ($ 43 million) for financial year ended March 31, 2019, March 31, 2020 and March 31, 2021 respectively.

***	includes rent for the year ended March 31, 2020 and March 31, 2021 representing expense on short term/ low value leases.

11. Exchange gain/ (loss) recognised in the consolidated statements of profit or loss:

For the year ended March 31,	2019	2020	2021	2021
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Cost of sales	(3,006)	(4,268)	(1,937)	(26)
Administration cost (Forex on MAT credit entitlements)	(1,847)	(1,136)	166	2
Investment and other income	(1,351)	2,489	531	7
Finance and other costs	(2,721)	(4,789)	180	3

Total	(8,925)	(7,704)	(1,060)	(14)

12. Earnings/(Loss) per share (“EPS”)

The following reflects the income and share data used in the basic and diluted earnings per share computations:

Computation of weighted average number of shares

For the year ended March 31,	2019	2020		2021
Weighted average number of ordinary shares for basic earnings per share*	3,705,502,141	3,702,554,614		3,704,196,924
Effect of dilution:
Potential ordinary shares relating to share option awards	15,947,492	21,220,860	#	23,348,057

Adjusted weighted average number of ordinary shares for diluted earnings per share	3,721,449,633	3,702,554,614	#	3,727,544,981

Computation of basic and diluted earnings per share

Basic earnings/(loss) per share:

For the year ended March 31,	2019	2020	2021	2021
	(₹ in million except EPS data)	(₹ in million except EPS data)	(₹ in million except EPS data)	(US dollars in million except EPS data)
Profit/(Loss) for the year attributable to equity holders of the parent	49,775	(61,248)	112,883	1,544
Weighted average number of ordinary shares for basic earnings per share*	3,705,502,141	3,702,554,614	3,704,196,924	3,704,196,924

Earnings/(Loss) per share (INR / USD)	13.43	(16.54)	30.47	0.42

Diluted earnings/(loss) per share:

For the year ended March 31,	2019	2020	2021	2021
	(₹ in million except EPS data)	(₹ in million except EPS data)	(₹ in million except EPS data)	(US dollars in million except EPS data)
Profit/(Loss) for the year attributable to equity holders of the parent	49,775	(61,248)	112,883	1,544
Adjusted weighted average number of ordinary shares for diluted earnings per share*	3,721,449,633	3,702,554,614 #	3,727,544,981	3,727,544,981

Earnings/(Loss) per share# (INR / USD)	13.38	(16.54)	30.28	0.41

*	After excluding the impact of treasury shares
#	Potential dilutive shares have been considered as anti dilutive for year ended March 31, 2020.

Nominal value per share is ₹ 1 for the year ended March 31, 2019, 2020 and March 31, 2021.

13. Dividends

Each equity share holder is entitled to dividends as and when Vedanta Limited declares and pays dividends after obtaining shareholder approval for final dividend and board approval in case of an interim dividend. Dividends are paid in Indian Rupees. Remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.

Distributions made and proposed

For the year ended March 31,	2019	2020	2021	2021
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Amounts recognised as distributions to equity share holders:
Equity dividend on ordinary shares:
Interim dividend for the year: (March 31, 2019: ₹ 17.00/- and ₹ 1.85/- per share, March 31, 2020: ₹ 3.90/- per share, March 31, 2021: ₹ 9.50/- per share) [a,b,c]	70,043	14,441	35,187	481
Tax on above [a,b,c],e	14,370	—	—	—

Total	84,413	14,441	35,187	481

Preference dividend on redeemable preference shares[d]:
Preference dividend for the year: Nil (March 31, 2019: 7.5% p.a.)	1,299	—	—	—
Dividend distribution tax on preference dividend	274	—	—	—

Total	1,573	—	—	—

a)	An interim dividend of ₹ 9.50 per share was declared during the year ended March 31, 2021.
b)	An interim dividend of ₹ 3.90 per share was declared during the year ended March 31, 2020. The right to interim dividend of ₹ 3.90 per share was waived by ESOP trust.
c)

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

e)	recognised in consolidated statements of profit or loss.

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

•	The amount so drawn shall first be utilised to set off the losses incurred in the financial year in which dividend is declared before any dividend in respect of equity shares is declared; and

•	The balance of reserves after such withdrawal shall not fall below fifteen per cent of the company’s paid up share capital as appearing in the latest audited financial statement.

14. Property, plant and equipment and Exploration and evaluation assets –

	Mining property	Land and buildings	Plant and equipment	Oil and Gas Properties	Others	ROU assets	Assets under construction	Total	Exploration and evaluation assets	Total	Total
	₹ in million	₹ in million	₹ in million	₹ in million	₹ in million	₹ in million	₹ in million	₹ in million	₹ in million	₹ in million	US dollars in million
Gross Block
As at April 01, 2019	217,672	136,202	846,964	1,305,790	14,429	—	131,301	2,652,358	122,465	2,774,823
Effects of implementing IFRS 16	—	—	(163)	—	—	5,626	—	5,463	—	5,463
Additions	14,915	3,667	19,983	32,968	1,487	10,212	28,899	112,131	6,887	119,018
Transfers/ Reclassification E (12)	6,930	(590)	8,558	2,243	382	0	(16,860)	663	(2,243)	(1,580)
Disposals/ Adjustments	(1,265)	(65)	(7,578)	(132)	(334)	(2,140)	(10,054)	(21,568)	(476)	(22,044)
Acquisition through business combination (Refer Note 4(b))	—	192	143	—	—	—	—	335	—	335
Unsuccessful exploration cost	—	—	—	—	—	—	—	—	(27)	(27)
Foreign exchange	(4,899)	(362)	(3,660)	108,417	(231)	452	(275)	99,442	9,460	108,902

As at March 31, 2020	233,353	139,044	864,247	1,449,286	15,733	14,150	133,011	2,848,824	136,066	2,984,890	40,811

Additions	13,011	1,601	15,121	8,813	1,318	1,082	17,248	58,194	7,003	65,197	891
Transfers/ Reclassification	4,569	(1,485)	27,130	(81)	(137)	2,529	(32,634)	(109)	81	(28)	(0)
Disposals/ Adjustments	(47)	(327)	(5,438)	(69)	(391)	(25)	(2,919)	(9,216)	—	(9,216)	(126)
Acquisition through business combination (Refer Note 4(a))	2,202	1,321	—	—	—	—	20	3,543	—	3,543	48
Unsuccessful exploration cost	—	—	—	—	—	—	—	—	(70)	(70)	(1)
Foreign exchange	7,316	1,151	6,932	(29,417)	341	(160)	722	(13,115)	(2,611)	(15,726)	(215)

As at March 31, 2021	260,404	141,305	907,992	1,428,532	16,864	17,576	115,448	2,888,121	140,469	3,028,590	41,408

Accumulated depreciation, depletion, amortisation and impairment
As at April 01, 2019	150,674	29,944	258,501	1,099,156	7,623	—	15,616	1,561,514	94,505	1,656,019

Effects of implementing IFRS 16	—	—	(6)	—	—	6	—	—	—	—	—
Charge for the year	17,736	5,190	34,816	39,889	1,642	982	—	100,255	—	100,255
Disposals/Adjustments	—	(6)	(4,057)	—	(251)	(166)	—	(4,480)	—	(4,480)
Transfers/Reclassifications	—	—	(67)	—	67	—	—	—	—	—
Impairment Charge B,C&D	—	167	5,098	119,299	—	215	6,310	131,089	15,732	146,821
Foreign exchange	(1,932)	(426)	(2,405)	98,451	(132)	19	—	93,575	7,907	101,482

As at March 31, 2020	166,478	34,869	291,880	1,356,795	8,949	1,056	21,926	1,881,953	118,144	2,000,097	27,345

Charge for the year	16,745	5,197	35,627	20,516	1,734	1,413	—	81,232	—	81,232	1,111
Disposals/Adjustments	—	(236)	(4,144)	(69)	(305)	—	—	(4,754)	—	(4,754)	(65)
Transfers/Reclassification	3	—	352	—	(71)	(2)	(285)	(3)	—	(3)	(0)
Asset under construction written off A	—	—	—	—	—	—	2,440	2,440	—	2,440	33
Foreign exchange	3,376	755	4,377	(27,675)	254	(15)	—	(18,928)	(2,217)	(21,145)	(289)

As at March 31, 2021	186,602	40,585	328,092	1,349,567	10,561	2,452	24,081	1,941,940	115,927	2,057,867	28,135

	Mining property	Land and buildings	Plant and equipment	Oil and Gas Properties	Others	ROU assets	Assets under construction	Total	Exploration and evaluation assets	Total	Total
	₹ in million	₹ in million	₹ in million	₹ in million	₹ in million	₹ in million	₹ in million	₹ in million	₹ in million	₹ in million	US dollars in million
Net book value / Carrying amount
As at April 01, 2019	66,998	106,258	588,463	206,634	6,806	—	115,685	1,090,844	27,960	1,118,804
As at March 31, 2020	66,875	104,175	572,367	92,491	6,784	13,094	111,085	966,871	17,922	984,793
As at March 31, 2021	73,802	100,720	579,900	78,965	6,303	15,124	91,367	946,181	24,542	970,723	13,273

Disclosure of Right of Use (ROU) Assets as per IFRS 16 “Leases”

	Land & Building	Plant and Equipment	Total	Total
	₹ in million	₹ in million	₹ in million	US dollars in million
Gross Block
As at April 01, 2019	—	—	—
Effects of implementing IFRS 16	5,357	269	5,626
Additions	3,493	6,719	10,212
Transfers/ Reclassification	—	0	0
Deductions	2,140	—	2,140
Foreign exchange	101	351	452

As at March 31, 2020	6,811	7,339	14,150	193

Additions	922	160	1,082	15
Transfers/Reclassification	2,533	(4)	2,529	35
Deductions	(16)	(9)	(25)	(0)
Foreign exchange	(47)	(113)	(160)	(2)

As at March 31, 2021	10,203	7,373	17,576	241

Accumulated depreciation and impairment
As at April 01, 2019
Effects of implementing IFRS 16	—	6	6
Charge for the year	771	211	982
Disposals/Adjustments	(166)	—	(166)
Impairment Charge	215	—	215
Foreign exchange	13	6	19

As at March 31, 2020	833	223	1,056	14

Charge for the year	622	791	1,413	19
Transfers/Reclassification	—	(2)	(2)	(0)
Disposals/Adjustments	(0)	(0)	(0)	(0)
Foreign exchange	(12)	(3)	(15)	(0)

As at March 31, 2021	1,443	1,009	2,452	33

Net book value / Carrying amount
As at April 01, 2019	—	—	—
As at March 31, 2020	5,978	7,116	13,094
As at March 31, 2021	8,760	6,364	15,124	208

A)

1)

During the year ended March 31, 2021, the Company has recognized a loss of ₹ 1,811 million ($ 25 million) relating to certain items of Assets under construction at the Aluminium operations, which are no longer expected to be used.

2)

During the year ended March 31, 2021, ESL Steel Limited conducted a detailed physical verification and evaluation of project equipment and material being carried forward as Assets under construction at a carrying value of ₹ 8,107 million ($ 111 million) out of total carrying value of ₹ 8,350 million ($ 114 million). Pending completion of entire exercise, an interim provision of ₹ 629 million ($ 8 million) has been recognized relating to certain items of Assets under construction, which are no longer expected to be used.

B)

During the year ended March 31, 2019 and March 31, 2020 the Group had recognized impairment reversal of ₹ 2,611 million and impairment charge of ₹ 135,031 million respectively, on its assets in the oil and gas segment comprising:

➢	For the year ended March 31, 2020:-

1)

Impairment charge of ₹ 127,164 million relating to Rajasthan oil and gas block (“RJ CGU”) triggered by the significant fall in the crude oil prices. Of this charge, ₹ 116,748 million impairment charge has been recorded against oil and gas producing facilities and ₹ 10,416 million impairment charge has been recorded against exploration intangible assets under development. The valuation remains dependent on price and further deterioration in long term prices may result in additional impairment.

For oil & gas assets, CGU’s identified are on the basis of a production sharing contract (PSC) level, as it is the smallest group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets.

The recoverable amount of the RJ CGU, ₹ 105,109 million, was determined based on the fair value less costs of disposal approach, as it more accurately reflects the recoverable amount based on our view of the assumptions that would be used by a market participant. The same was computed using a level-3 valuation technique based on the cash flows expected to be generated by the projected oil and natural gas production profiles up to the expected dates of cessation of production sharing contract (PSC)/cessation of production from each producing field based on the current estimates of reserves and risked resources. Reserves assumptions for fair value less costs of disposal tests consider all reserves that a market participant would consider when valuing the asset, which are usually broader in scope than the reserves used in a value-in-use test. Discounted cash flow analysis used to calculate fair value less costs of disposal use assumption for short-term oil price of $ 38 per barrel for the next one year and scales up to long-term nominal price of $ 57 per barrel three years thereafter derived from a consensus of various analyst recommendations. Thereafter, these have been escalated at a rate of 2% per annum. The cash flows are discounted using the post-tax nominal discount rate of 10.35% derived from the post-tax weighted average cost of capital after factoring the risks ascribed to the successful implementation of key growth projects. Additionally, in computing the recoverable value, the effects of market participant’s response on production sharing contract matters have also been appropriately considered. Based on the sensitivities carried out by the Group, change in crude price assumptions by $ 1/bbl and changes to discount rate by 1% would lead to a change in recoverable value by ₹ 3,370 million and ₹ 4,940 million, respectively.

2)

Impairment charge of ₹ 2,551 million relating to KG-ONN-2003/1 CGU mainly due to the reduction in crude oil price forecast. The recoverable amount of the CGU, ₹ 1,496 million was determined based on fair value less cost of disposal approach, a level-3 valuation technique in the fair value hierarchy as described in above paragraph. Discounted cash flow analysis used to calculate fair value less costs of disposal use assumption for oil price as described in above paragraph. The cash flows are discounted using the post-tax nominal discount rate of 11.1% derived from the post-tax weighted average cost of capital. The sensitivities around change in crude price and discount rate are not material to the financial statements.

3)	Impairment charge of ₹ 5,316 million in exploration block KG-OSN-2009/3, was provided for as the Government of India approval on extension and grant of excusable delay is awaited for.

➢	For the year ended March 31, 2019:-

1)

During the year ended March 31, 2019, the Group has recognized net impairment reversal of ₹ 2,611 million in respect of Oil & Gas Block KG-ONN-2003/1 (CGU) on booking of commercial reserves and subsequent commencement of commercial production. The impairment reversal has been recorded against Oil & Gas producing facilities. The recoverable amount of the Group’s share in KG-ONN-2003/1 (CGU) was determined to be ₹ 2,075 million. The recoverable amount of the KG-ONN-2003/1 CGU was determined based on the fair value less costs of disposal approach, a level- 3 valuation technique in the fair value hierarchy, as it more accurately reflects the recoverable amount based on our view of the assumptions that would be used by a market participant. This is based on the cash flows expected to be generated by the projected oil and natural gas production profiles up to the expected dates of cessation of production sharing contract (PSC)/cessation of production from each producing field based on the current estimates of reserves and risked resources. Reserves assumptions for fair value less costs of disposal tests consider all reserves that a market participant would consider when valuing the asset, which are usually broader in scope than the reserves used in a value-in-use test. Discounted cash flow analysis used to calculate fair value less costs of disposal use assumption for short-term oil price of US $ 62 per barrel for the year ended March 31, 2019 and scales up to long-term nominal price of US $ 65 per barrel by year ended March 31, 2022 derived from a consensus of various analyst recommendations. Thereafter, these have been escalated at a rate of 2.5% per annum. The cash flows are discounted using the post-tax nominal discount rate of 11.8% derived from the post-tax weighted average cost of capital. The sensitivities around change in crude price and discount rate are not material to the financial statements.

C)

During the year ended March 31, 2020, the Group has recognized impairment charge of ₹ 5,098 million on the assets of AvanStrate Inc (ASI) mainly due to the significant changes in the market and economic environment in which ASI operates leading to decrease in demand and profitability in the glass substrate business. The charge relates to ASI business in Japan, Taiwan and Korea classified in the ‘others’ segment. Given the significant interdependence of these entities on each other, these are considered as a single cash-generating unit.

The net recoverable value of assets and liabilities was assessed at ₹ 15,360 million based on the value in use approach. Based on the sensitivities carried out by the Group, decrease in volume assumptions by 1% would lead to decrease in recoverable value by ₹ 170 million and increase in discount rate by 1% would lead to a decrease in recoverable value by ₹ 480 million.

D)	Refer note 3(c)(I)(vii) relating to assets at copper plant where operations are suspended.

E)	Footnotes:

1.	Plant and equipment include refineries, smelters, power plants, aircrafts, ships, river fleets, railway sidings and related facilities.

2.	Others includes furniture and fixtures, office equipments and vehicles.

3.	During the year ended March 31, 2019, 2020 and 2021, interest capitalized was ₹ 8,345 million, ₹ 10,169 million and ₹ 3,158 million ($ 43 million) respectively.

4.	Certain property, plant and equipment are pledged as collateral against borrowings, the details related to which have been described in Note 22 on “Borrowings”.

5.

Land and building includes 40 quarters at Bidhan Bagh Unit and 300.88 acres of land at Korba and Bidhan Bagh which have been occupied without authorization for which Group is evaluating evacuation options and the Group has filed the civil suits for the same.

6.

The land transferred to BALCO by National Thermal Power Corporation Ltd. (NTPC) vide agreement dated June 20, 2002 comprising of 171.44 acres land for BALCO’s 270 MW captive power plant and it’s allied facilities and 34.74 acres land for staff quarters of the said captive power plant is yet to be registered in favour of BALCO due to non-availability of title deeds from NTPC. The arbitration is pending between Balco and NTPC (presently in appeal before Delhi High Court), in which transfer of title deeds is also sub-judice and is posted for hearing on July 27, 2021.

7.

The Division Bench of the Hon’ble High Court of Chhattisgarh has vide its order dated February 25, 2010, upheld that BALCO is in legal possession of 1,804.67 acres of Government land. Subsequent to the said order, the State Government has decided to issue the lease deed in favour of BALCO after the issue of forest land is decided by the Hon’ble Supreme Court. In the proceedings before the Hon’ble Supreme Court, pursuant to public interest litigations filed, it has been alleged that land in possession of BALCO is being used in contravention of the Forest Conservation Act, 1980 even though the said land has been in its possession prior to the promulgation of the Forest Conservation Act, 1980 on which its Aluminium complex, allied facilities and township were constructed between 1971-76. The Central Empowered Committee of the Supreme Court has already recommended ex-post facto diversion of the forest land in possession of BALCO. BALCO has also filed two IA before the Supreme Court, 1st challenging the order of the Tehsildar Korba whereby he rejected BALCO’S applications for eviction of illegal encroachers on BALCO’S land on the ground that land matter is subjudice before the Supreme Court and the other application whereby BALCO has challenged the state government’s action for allotment of land to illegal encroachers under the Rajiv Ashray Yojna. No next date is there and the matter is to be listed in due course.

8.

Freehold land under “Land and Buildings” includes gross block as at March 31, 2020 ₹ 2,953 million and March 31, 2021 ₹ 2,884 million ($ 39 million), accumulated amortization as at March 31, 2020 ₹ 2,560 million and March 31, 2021 ₹ 2,545 million ($ 35 million), which is available for use during the lifetime of the Production Sharing Contract of the respective Oil and Gas blocks and title deed for the same is in the name of the licensee of the block.

9.

Property, plant and equipment and exploration and evaluation assets net block includes share of jointly owned assets with the joint venture partners of ₹ 116,331 million and ₹ 106,784 million ($ 1,460 million) as at March 31, 2020 and 2021 respectively.

10.	Oil and Gas Properties includes development assets under construction of carrying value of ₹ 48,477 million and ₹ 41,324 million ($ 565 million) as at March 31, 2020 and 2021 respectively.

11.	Title deeds of land of 264 acres relating to ESL Steel Limited were not available with the Group up to previous year. During the year the Group has got it regularized.

12.

A parcel of land aggregating to ₹ 1,201 million relating to Iron Ore business had been reclassified during the year ended March 31, 2020, due to existence of litigation, to Financial Assets and later impaired. ₹ 379 million and ₹ 28 million ($ 0 million) have been transferred to intangible assets from “Asset under construction” for the year ended March 31, 2020 and 2021 respectively.

13.

TSPL’s assets consisting of land (including ROU land), building and plant and machinery having net carrying values as at March 31, 2020 and 2021 of ₹ 3,975 million and ₹ 3,942 million ($ 54 million), ₹ 1,945 million and ₹ 1,781 million ($ 24 million) and ₹ 88,619 million and ₹ 84,505 million ($ 1,155 million) respectively have been given on operating lease (refer note 3(c)(II)(i)).

14.	Reconciliation of depreciation, depletion and amortization expense:

	Year ended March 31,
	2019	2020	2021	Total
	₹ in million	₹ in million	₹ in million	US dollars in million
Depreciation, depletion and amortization expense on
Property, plant and equipment	95,718	100,255	81,232	1,111
Intangible assets	812	821	682	9
As per property, plant and equipment and intangibles schedule	96,530	101,076	81,914	1,120
Less: Depreciation capitalized	(100)	—	(498)	(7)
Less: Cost allocated to joint ventures	(284)	(586)	(238)	(3)

Charged to consolidated statement of profit or loss	96,146	100,490	81,178	1,110

15. Intangible assets

	Port Concession Rights [1]	Software License	Others	Total	Total
	₹ in million	₹ in million	₹ in million	₹ in million	US dollars in million
Gross Block
As at April 01, 2019	5,962	3,214	2,957	12,133
Additions	58	202	55	315
Transfers from Property, Plant and Equipment	—	13	366	379
Disposals/Adjustments	(7)	—	—	(7)
Foreign exchange difference	0	150	239	389

As at March 31, 2020	6,013	3,579	3,617	13,209	181

Additions	15	78	322	415	6
Transfers from Property, Plant and Equipment	—	28	—	28	0
Disposals/Adjustments	—	(64)	—	(64)	(1)
Foreign exchange difference	—	(28)	(107)	(135)	(2)

As at March 31, 2021	6,028	3,593	3,832	13,453	184

	Port Concession Rights	Software License	Others	Total	Total
	₹ in million	₹ in million	₹ in million	₹ in million	US dollars in million
Accumulated depreciation, depletion, amortization and impairment
As at April 01, 2019	1,352	2,655	414	4,421
Charge for the year	228	306	287	821
Disposals/Adjustments	(2)	—	—	(2)
Foreign exchange difference	0	135	44	179

As at March 31, 2020	1,578	3,096	745	5,419	75

Charge for the year	230	147	305	682	9
Transfers from Property, Plant and Equipment	—	3	—	3	0
Disposals/Adjustments	—	(64)	—	(64)	(1)
Foreign exchange difference	—	(31)	(37)	(68)	(1)

As at March 31, 2021	1,808	3,151	1,013	5,972	82

Net book value / Carrying amount
As at April 01, 2019	4,610	559	2,543	7,712
As at March 31, 2020	4,435	483	2,872	7,790
As at March 31, 2021	4,220	442	2,819	7,481	102

(1)	Vizag General Cargo Berth Private Limited (VGCB), a special purpose vehicle and wholly owned by the Company, was incorporated for the coal berth mechanization and upgradation at Visakhapatnam port.

The project was to be carried out on a design, build, finance, operate, transfer basis and the concession agreement between Visakhapatnam Port Trust (‘VPT’) and VGCB was signed in June 2010. In October 2010, VGCB was awarded with the concession after fulfilling conditions stipulated as a precedent to the concession agreement. Visakhapatnam port trust has provided, in lieu of license fee an exclusive license to VGCB for designing, engineering, financing, constructing, equipping, operating, maintaining, and replacing the project/project facilities and services. The concession period is 30 years from the date of the award. The upgraded capacity is 10.18 mmtpa and the Visakhapatnam port trust would be entitled to receive 38.10% share of the gross revenue as royalty. VGCB is entitled to recover a tariff from the user(s) of the project facilities and services as per its Tariff Authority for Major Ports (TAMP) notification. The tariff rates are linked to the Wholesale Price Index (WPI) and would accordingly be adjusted as specified in the concession agreement every year. The ownership of all infrastructure assets, buildings, structures, berths, wharfs, equipment and other immovable and movable assets constructed, installed, located, created or provided by VGCB at the project site and/or in the port’s assets pursuant to concession agreement would be with VGCB until expiry of this concession agreement. The cost of any repair, replacement or restoration of the project facilities and services shall be borne by VGCB during the concession period. VGCB has to transfer all its rights, titles and interest in the project facilities and services free of cost to VPT at the end of the concession period. Intangible asset port concession rights represents consideration for construction services. No Revenue from construction contract of service concession arrangements on exchanging construction services for the port concession rights was recognized for the year ended March 31, 2019, March 31, 2020 and March 31, 2021.

16. Financial asset investments

Financial asset investments represent investments classified and accounted for at fair value through profit or loss or through other comprehensive income (Refer Note 25)

Movements for the year ended March 31,	2020	2021	2021
	(₹ in million)	(₹ in million)	(US dollars in million)
As at April 01,	48,865	911	12
Purchase/(Sale) of structured investment (Refer Note 35)	(44,847)	—	—
Changes in fair value (including on investments purchased/sold during the year)	(4,362)	621	9
Investment in bonds*	500	—	—
Exchange difference	755	—	—

As at March 31,	911	1,532	21

*	Reclassified from short-term investments

Financial asset investment represents quoted investments in equity shares and other investments that present the Group with an opportunity for returns through dividend income and gains in value. These securities are held at fair value. These are classified as non-current as at March 31, 2020 and March 31, 2021.

17. Trade and other receivables and Other non-current assets

	As at March 31,
	2020 Non- current	2020 Current	2020 Total	2021 Non- current	2021 Current	2021 Total	2021 Non- current	2021 Current	2021 Total
	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)	(US dollars in million)	(US dollars in million)
Financial
Bank Deposits[1]	338	—	338	1,153	—	1,153	16	—	16
Site restoration assets[2]	6,199	—	6,199	8,220	—	8,220	112	—	112
Trade receivables[3,7]	31,111	26,936	58,047	31,582	34,459	66,041	432	471	903
Others[5]	11,694	9,279	20,973	15,998	2,395	18,393	219	33	252
Loans to related parties (Refer Note 35)	42	793	835	50,562	20,150	70,712	691	276	967
Receivables from related parties	—	1,180	1,180	—	1,476	1,476	—	20	20
Advance recoverable	—	13,710	13,710	—	39,083	39,083	—	534	534

Total—Financial (A)	49,384	51,898	101,282	107,515	97,563	205,078	1,470	1,334	2,804

Non Financial
Balance with Government Authorities	5,526	9,765	15,291	6,098	7,294	13,392	83	99	182
Advance for supplies	—	14,005	14,005	—	12,209	12,209	—	167	167
Advance to related party	—	208	208	944	2,271	3,215	13	31	44
Others[4,6]	15,448	7,401	22,849	13,170	11,256	24,426	180	154	334

Total—Non Financial (B)	20,974	31,379	52,353	20,212	33,030	53,242	276	451	727

Total (A+B)	70,358	83,277	153,635	127,727	130,593	258,320	1,746	1,785	3,531

1.

includes ₹ 245 million and ₹ 302 million ($ 4 million) under lien with banks, ₹ Nil and ₹ 46 million ($ 1 million) under lien with Others, ₹ 50 million and ₹ 42 million ($ 1 million) held as margin money and ₹ Nil and ₹ 214 million ($ 3 million) held as principal reserve created against principal payment on loans from banks as at March 31, 2020 and March 31, 2021 respectively.

2.	includes deposit in Site Restoration Fund of ₹ 6,199 million and ₹ 8,220 million ($ 112 million).

3.

In July 2017, the Appellate Tribunal for Electricity (APTEL) dismissed the appeal filed by one of the Group’s subsidiaries, Talwandi Sabo Power Limited (TSPL) with respect to the interpretation of how the calorific value of coal and costs associated with it should be determined. However, APTEL had allowed payment of shunting and unloading charges. TSPL filed an appeal before the Honourable Supreme Court (SC), which by an order dated March 07, 2018 has decided the matter in favour of TSPL. Subsequently, PSPCL has paid ₹ 13,771 million ($ 188 million) till March 31, 2021. The outstanding dues (including interest receivable) in relation to this dispute is ₹ 3,871 million and ₹ 828 million ($ 11 million) as at March 31, 2020 and March 31, 2021 respectively.

In another matter relating to assessment of whether there has been a change in law following the execution of the Power Purchase Agreement, the Appellate Tribunal for Electricity has dismissed the appeal in July 2017 filed by TSPL. TSPL filed an appeal before the Honourable Supreme Court to seek relief which is yet to be listed. The outstanding trade receivables in relation to this dispute and other matters is ₹ 12,978 million and ₹ 16,047 million ($ 219 million) as at March 31, 2020 and March 31, 2021 respectively. The Group, based on external legal opinion and its own assessment of the merits of the case, remains confident that it is highly probable that the Supreme court will uphold TSPL’s appeal and has thus continued to treat these balances as recoverable.

Additionally, trade receivables amounting to Rs 13,490 million and ₹ 13,230 million ($ 181 million) as at March 31, 2020 and March 31, 2021 respectively, withheld by GRIDCO (‘GRIDCO’ or ‘the Customer’) on account of certain disputes relating to computation of power tariffs pending adjudication by Appellate Tribunal for Electricity (APTEL), which the Company is confident of recovering fully. The Customer has also raised claims of ₹ 4,130 million on the Company in respect of short supply of power for which a provision of ₹ 2,180 million has been made. Various minutes of meetings were signed with the Customer for computing the short supply claims, which were subject to approval of Odisha State Electricity Regulatory Commission (‘OERC’). On June 22, 2020 OERC pronounced its order on computation methodology for short supply claims, basis which both the parties had to recompute the amount of claim and settle the matter in two months from the date of the order. On initial impact assessment of the said Order by the Company, it believes that no further provisioning is required in this regard. Further, the Company filed an appeal before APTEL against the OERC Order. The matter is now listed before registrar court on July 14, 2021. The Customer has also sought review of the OERC Order. The matter has been posted for order by OERC in due course. In the meanwhile, power supply to GRIDCO has resumed and GRIDCO has been making regular payments against monthly energy invoices.

4.	Includes claim receivables, advance recoverable (oil and gas business), prepaid expenses, export incentive receivables and receivables from KCM.

5.

Includes claims receivables, advance recoverable (oil and gas business) and others. It also includes advance profit petroleum of ₹ 3,219 million and ₹ Nil ($ Nil) as at March 31, 2020 and March 31, 2021 respectively.

6.

As at March 31, 2020 and March 31, 2021, the Company and its subsidiaries have an outstanding receivable equivalent to ₹ 4,374 million (net of provision of ₹ 2,070 million) and ₹ 2,107 million ($ 29 million) (net of provision of ₹ 4,197 million ($ 57 million)) respectively from Konkola Copper Mines Plc (KCM), predominantly regarding monies advanced against future purchase of copper cathode/anode.

A provisional liquidator was appointed to manage KCM’s affairs on May 21, 2019, after ZCCM Investments Holdings Plc (“ZCCM”), an entity majorly owned by the Government of Zambia and a 20.6% shareholder in KCM, filed a winding up petition against KCM. KCM’s majority shareholder, Vedanta Resources Holdings Limited (“VRHL”), and its parent company, Vedanta Resources Limited (“VRL”), are contesting the winding up petition in the Zambian courts. The local Court of Appeal (“CAZ”) has ruled in favor of VRHL/VRL, ordering a stay of the winding up proceedings and referring the matter for arbitration. In light of the orders from CAZ, VRL has also filed an application in the High Court of Zambia, asking for directions on the powers of the provisional liquidator and the matter was argued on March 30, 2021. The ruling has been reserved. ZCCM has also appealed the CAZ order before a single judge bench of the Supreme Court of Zambia and the matter was heard on June 04, 2021. Responses were filed on June 11, 2021 and order is awaited.

VRHL and VRL had also commenced arbitration proceedings against ZCCM with seat in Johannesburg consistent with their position that arbitration is the agreed dispute resolution process. The procedural timetable for the arbitration envisages an initial hearing of prioritised issues commencing on May 31, 2021, with the substantive dispute being heard in November 2021 and February 2022. Meanwhile, KCM has not been supplying goods to the Group, which it was supposed to as per the terms of the advance.

The Group has recognised provision of ₹ 2,070 million ₹ 2,127 million ($ 29 million) during the year ended March 31, 2020 and March 31, 2021 respectively and based on its assessment of the merits of the case backed by legal opinions, the Group is of the view that VRL’s contractual position is upheld and continues to be strong on merits.

7.	The total trade receivables as at April 01, 2019 were ₹ 76,700 million (net of provision for expected credit loss).

18. Inventories

Inventories consist of the following:

	As at March 31,
	2020	2021	2021
	(₹ in million)	(₹ in million)	(US dollars in million)
Raw materials and consumables	67,432	60,555	828
Work-in-progress	33,267	30,202	412
Finished goods	12,663	8,752	120

	113,362	99,509	1,360

Inventory held at net realizable value amounted to ₹ 23,576 million and ₹ 23,985 million ($ 328 million) as at March 31, 2020 and March 31, 2021, respectively. The write down on this inventory amounted to ₹ 1,176 million and ₹ 1,594 million ($ 22 million) for the year ended March 31, 2020 and March 31, 2021, respectively and this has been charged to the consolidated statements of profit or loss.

19. Short-term investments

Short-term investments consist of the following:

	As at March 31,
	2020	2021	2021
	(₹ in million)	(₹ in million)	(US dollars in million)
Bank deposits[1]	80,633	116,730	1,596
Other investments[2]	246,577	165,045	2,257

	327,210	281,775	3,853

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

1.

Includes ₹ 2,562 million and ₹ 6,568 million ($ 90 million) under lien with banks, Nil and ₹ 213 million ($ 3 million) under lien with others, ₹ 571 million and ₹ 465 million ($ 6 million) deposit held as collateral in respect of closure cost, ₹ 1,385 million and ₹ 2,726 million ($ 37 million) held as margin money and ₹ Nil and ₹ 4,603 million ($ 63 million) held as interest reserve created against interest payment on loans from banks as at March 31, 2020 and March 31, 2021 respectively.

2.	Includes ₹ 1,013 million and ₹ Nil ($ Nil) invested in related party as at March 31, 2020 and March 31, 2021 respectively. (Refer Note 35(c))

20. Restricted cash and cash equivalents

Restricted cash and cash equivalents consist of the following:

	As at March 31,
	2020	2021	2021
	(₹ in million)	(₹ in million)	(US dollars in million)
Cash at banks[1]	960	1,025	14

	960	1,025	14

1.

Cash at banks is restricted in use as it relates to unclaimed dividends of ₹ 941 million and ₹ 1,006 million ($ 14 million) as at March 31, 2020 and March 31, 2021 respectively. It also includes earmarked escrow amount of ₹ 19 million and ₹ 19 million ($ 0 million) which relates to unclaimed redeemable preference shares as at March 31, 2020 and March 31, 2021 respectively.

21. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As at March 31,
	2020	2021	2021
	(₹ in million)	(₹ in million)	(US dollars in million)
Cash at banks and in hand	23,922	26,604	364
Short-term deposits*	26,676	21,933	300

	50,598	48,537	664

*

Short-term deposits are made for periods of between one day and three months, depending on the immediate cash requirements of the respective companies, and earn interest at the respective short-term deposit rates.

22. Borrowings

Current borrowings consist of:

	As at March 31,
	2020	2021	2021
	(₹ in million)	(₹ in million)	(US dollars in million)
Banks and financial institutions	112,710	36,086	493
Current maturities of long-term borrowings	99,521	153,514	2,099

Current borrowings (A)	212,231	189,600	2,592

Non-current borrowings consist of:

	As at March 31,
	2020	2021	2021
	(₹ in million)	(₹ in million)	(US dollars in million)
Banks and financial institutions	294,233	359,164	4,911
Non-convertible debentures	163,874	165,923	2,269
Redeemable preference shares	19	19	0
Non-convertible bonds	1,462	1,565	21
Others	7,177	6,465	89

Non-current borrowings	466,765	533,136	7,290
Less: Current maturities of long-term borrowings	(99,521)	(153,514)	(2,099)

Non-current borrowings, net of current maturities (B)	367,244	379,622	5,191

In the event Vedanta Resources Limited ceases to be the Company’s majority shareholder, the Group will be required to immediately repay some of its outstanding long term debt.

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

Details of Non-convertible debentures issued by the Group have been provided below (carrying value)-

	As at March 31,
	2020	2021	2021
	(₹ in million)	(₹ in million)	(US dollars in million)
9.20% due February 2030	20,000	20,000	273
9.20% due December 2022	7,480	7,487	102
8.75% due June 2022	12,682	12,690	174
7.5% due March 2022	—	4,927	67
8.90% due December 2021	8,978	8,991	123
8.75% due September 2021	2,500	2,500	34
5.35% due September 2021	—	35,163	481
9.18% due July 2021	10,000	10,000	137
9.27% due July 2021	9,995	9,999	137
8.50% due June 2021	16,496	16,500	226
8.75% due April 2021	2,500	2,500	34
8.50% due April 2021	23,493	23,500	321
8.55% due April 2021	10,000	10,000	137
0% due March 2022	—	1,666	23
9.00% due November 2020	1,500	—	—
8.25% due September 2020	4,250	—	—
7.85% due August 2020	5,000	—	—
9.45% due August 2020	20,000	—	—
7.90% due July 2020	3,000	—	—
8.70% due April 2020	6,000	—	—

Total	163,874	165,923	2,269

Security Details

The Group has taken borrowings in various countries towards funding of its acquisitions, capital expenditure and working capital requirements. The borrowings comprise funding arrangements from various banks and financial institutions taken by the parent and subsidiaries.

	As at March 31,
	2020	2021	2020
	(₹ in million)	(₹ in million)	(US dollars in million)
Secured borrowings	480,476	487,027	6,659
Unsecured borrowings	98,999	82,195	1,124

Total borrowings	579,475	569,222	7,783

The details of security provided by the Group in various countries, to various banks on the assets of Parent and subsidiaries are as follows:

		As at March 31,
		2020	2021	2021
		(₹ in million)	(₹ in million)	(US dollars in million)
Working capital loans (grouped under banks and financial institutions)	First pari passu charge on current assets of Vedanta Limited	34	6,500	89
	Secured by second pari passu charge on fixed assets of TSPL and first pari passu charge on current assets of the company, both present and future#	2,478	490	7
	Other secured working capital loans	3,740	—	—

External commercial borrowings (grouped under banks and financial institutions)	The facility is secured by first pari passu charge on all movable property, plant and equipments related to power plants and aluminium smelters of BALCO located at Korba both present and future along with secured lenders	3,351	2,188	30
	The facility is secured by first pari passu charge on all movable project assets related to 1200 MW power project and 3.25 LTPA smelter project both present and future along with secured lenders at BALCO	2,762	1,686	23

Non-convertible Debentures	Secured by the whole of the movable fixed assets of (i) Alumina Refinery having output of 1 MTPA along with co-generation captive power plant with an aggregate capacity of 90 MW at Lanjigarh, Odisha and (ii) Aluminium Smelter having output of 1.6 MTPA along with 1215 (9*135) MW CPP at Jharsuguda, Odisha	49,139	54,095	740
	Secured by way of charge against all existing assets of FACOR	—	1,670	23
	Secured by a first pari passu charge on the whole of the present and future of the movable fixed assets of 2400 MW (600 MW*4) Power Plant of Vedanta Limited at Jharsuguda location	39,988	40,000	547

		As at March 31,
		2020	2021	2021
		(₹ in million)	(₹ in million)	(US dollars in million)
	Secured by way of first ranking pari passu charge on movable fixed assets in relation to the Lanjigarh Refinery Expansion Project (having capacity beyond 2 MTPA and upto 6 MTPA) situated at Lanjigarh, Odisha. The Lanjigarh Refinery Expansion Project shall specifically exclude the 1 MTPA alumina refinery of Vedanta Limited along with 90 MW power plant in Lanjigarh and all its related capacity expansions	11,000	5,000	68
	Secured by way of first pari passu charge on all present and future of the movable fixed assets of 2400 MW (600 MW*4) Power Plant of Vedanta Limited at Jharsuguda location, as may be identified and notified by the Issuer to the Security Trustee from time to time, with minimum asset coverage of 1 time of the aggregate face value of debentures outstanding at any point of time	10,000	10,000	137
	Secured by first pari passu charge on movable and/or immovable fixed assets of TSPL with a minimum asset cover of 1 time during the tenure of NCD	26,497	20,000	273
	Other secured non-convertible debentures	27,250	—	—

Term Loans (grouped under banks and financial institutions)	Secured by first pari passu charge on fixed assets of TSPL and second pari passu charge on current assets of TSPL, both present and future#	31,903	51,400	702
	First pari passu charge by way of hypothecation/ equitable mortgage on the movable/ immovable assets of the Aluminium division of Vedanta Limited comprising of alumina refinery having output of 1 MTPA along with co-generation captive power plant with an aggregate capacity of 90 MW at Lanjigarh, Odisha; aluminium smelter having output of 1.6 MTPA along with 1215 (9x135) MW CPP at Jharsuguda, Odisha, both present and future	33,842	18,834	257

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

		28,851	21,935	300

	As at March 31,
	2020	2021	2021
	(₹ in million)	(₹ in million)	(US dollars in million)
Secured by a pari passu charge by way of hypothecation on the movable fixed assets of the Lanjigarh Refinery Expansion Project including 210 MW Power Project. Lanjigarh Refinery Expansion Project shall specifically exclude 1 MTPA alumina refinery of Vedanta Limited along with 90 MW power plant in Lanjigarh and all its related expansions	4,582	4,357	60

Secured by a pari-passu charge by way of hypothecation on the movable fixed assets of Vedanta Limited pertaining to its Aluminium division comprising of 1 MTPA alumina refinery plant with 90 MW captive power plant at Lanjigarh, Odisha and 1.6 MTPA aluminium smelter plant with 1215 MW captive power plant at Jharsuguda, Odisha	13,785	12,270	168

First pari passu charge by way of hypothecation/ equitable mortgage on the movable/ immovable assets of the Aluminium division of Vedanta Limited comprising of alumina refinery having output of 1 MTPA along with co-generation captive power plant with an aggregate capacity of 90 MW at Lanjigarh, Odisha; aluminium smelter having output of 1.6 MTPA along with 1215 (9x135) MW CPP at Jharsuguda, Odisha and additional charge on Lanjigarh Expansion project, both present and future	11,370	10,922	149

Secured by a pari passu charge by way of hypothecation/equitable mortgage of the movable/immovable fixed assets of Vedanta Limited pertaining to its Aluminium division comprising of 1 MTPA alumina refinery plant with 90 MW captive power plant at Lanjigarh, Odisha and 1.6 MTPA aluminium smelter plant with 1215 MW captive power plant at Jharsuguda, Odisha	29,849	28,015	383

Secured by (i) floating charge on borrower collection account and associated permitted investments and (ii) corporate guarantee from CEHL and floating charge on collection account and current assets of CEHL	36,919	28,100	384

Pledge of 49% of shares & other securities and rights to any claims held by THL Zinc Limited in and against BMM	4,044	2,198	30

The facility is secured by first pari passu charge on all movable property, plant and equipments related to power plants and aluminium smelters of BALCO located at Korba both present and future along with secured lenders	2,235	1,471	20

Secured by first pari passu charge on all present and future movable fixed assets including but not limited to plant & machinery, spares, tools and accessories of BALCO (excluding coal block assets) by way of a deed of hypothecation	16,150	14,466	198

Secured by first pari passu charge on all present and future movable fixed assets including but not limited to plant & machinery, spares, tools and accessories of BALCO by way of a deed of hypothecation	12,925	10,530	144

		As at March 31,
		2020	2021	2021
		(₹ in million)	(₹ in million)	(US dollars in million)
	First ranking pari passu charge by way of hypothecation/mortgage on all fixed/ immovable assets of ESL Steel Limited but excluding any current assets or pledge over any shares	33,725	31,341	429

	Secured by first pari passu charge by way of hypothecation over all the movable assets (save and except Current Assets) of Vedanta Limited, present or future, pertaining to Lanjigarh refinery expansion project beyond 1.7 MTPA to 6.0 MTPA located at Lanjigarh, Odisha including but not limited to plant and machinery, machinery spares, tools and accessories in relation to aforementioned expansion project. Among others, the Lanjigarh Refinery Expansion Project shall specifically exclude the alumina refinery upto 1.7 MTPA of Vedanta Limited along with 90 MW power plant in Lanjigarh and all its related expansions	7,360	6,860	94

	Secured by a first pari passu charge on the identified fixed assets of the Vedanta Limited both present and future, pertaining to its Aluminium business (Jharsuguda Plant, Lanjigarh Plant), 2400 MW power plant assets at Jharsuguda, Copper Plant assets at Silvasa, Iron ore business in the states of Karnataka and Goa, dividends receivable from Hindustan Zinc Limited (“HZL”) a subsidiary of Vedanta Limited, and the debt service reserve account to be opened for the facility along with the amount lying to the credit thereof (Refer Note 37(f))	—	85,380	1,167

	Secured by first pari passu charge by the way of whole of the movable fixed assets of (i) Alumina Refinery having output of 1 MTPA along with co-generation captive power plant with an aggregate capacity of 90MW at Lanjigarh, Odisha and (ii) Aluminium Smelter having output of 1.6 MTPA along with a 1,215 (9*135) MW CPP at Jharsuguda, Odisha	14,874	11,478	157

	Other secured term loans	15,414	—	—

Others	Secured by Fixed asset (rare metals) of AvanStrate	5,657	5,361	73
	First charge by way of hypothecation on the entire stocks of raw materials, semi-finished and finished goods, consumable stores and spares and such other movables including book-debts, bills whether documentary or clean, outstanding monies, receivables and all other current assets of Vedanta Limited, both present and future, ranking pari passu with other participating banks	752	480	7

Project buyer’ credit from banks (grouped under banks and financial institutions)	Other secured project buyers’ credit	—

	Total	480,476	487,027	6,659

#

As compared to previous year, TSPL has given an additional charge i.e., second pari passu charge on its current assets on all the working capital loan and second pari passu charge on its fixed assets on rupee term loans outstanding as on March 31, 2021.

Movement in borrowings during the year is provided below:

	Short term borrowings	Long term borrowings*	Total	Total
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
As at April 01, 2019	229,820	432,442	662,262
Cash flow	(118,151)	28,297	(89,854)
Other non-cash changes**	570	3,260	3,830
Foreign currency translation differences	471	2,766	3,237

As at April 01, 2020	112,710	466,765	579,475	7,923

Cash flow	(82,309)	71,300	(11,009)	(150)
Other non-cash changes**	5,768	(4,444)	1,324	18
Debt on acquisition through business combination	80	—	80	1
Foreign currency translation differences	(163)	(485)	(648)	(9)

As at March 31, 2021	36,086	533,136	569,222	7,783

*	including current maturities of long-term borrowings

**	Other non-cash changes comprises of amortisation of borrowing costs, foreign exchange difference on borrowings.

23. Acceptances

Acceptances consist of:

	As at March 31,
	2020	2021	2021
	(₹ in million)	(₹ in million)	(US dollars in million)
Payable under trade financing arrangements	101,851	80,891	1,106

	101,851	80,891	1,106

Acceptances are interest-bearing liabilities and are normally settled within a period of twelve months. These represent arrangements whereby operational suppliers are paid by financial institutions, with the Group recognising the liability for settlement with the institutions at a later date. These acceptances carry an interest ranging from 0.4% - 3.5% p.a. for facilities availed in foreign currency from offshore branches of Indian banks or foreign banks and 4.25% - 6.65% p.a. for facilities availed in rupee from domestic banks and are secured by a first pari-passu charge over the present and future current assets of the Group.

24. Trade and other payables and Other non-current liabilities

	As at March 31,
	2020 Non-Current	2020 Current	2020 Total	2021 Non-current	2021 Current	2021 Total	2021 Non- Current	2021 Current	2021 Total
	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)	(US dollars in million)	(US dollars in million)
Financial
Unclaimed/unpaid dividend	—	941	941	—	1,014	1,014	—	14	14
Trade payables	—	79,064	79,064	—	77,731	77,731	—	1,063	1,063
Amount due to related party	—	1,772	1,772	—	4,130	4,130	—	56	56
Liabilities for capital expenditure	8,107	59,112	67,219	9,365	70,088	79,453	128	958	1,086
Profit petroleum payable	—	6,891	6,891	—	14,677	14,677	—	201	201
Security deposit and retentions	—	2,015	2,015	2	2,223	2,225	0	31	31
Other liabilities	2,419	43,695	46,114	847	38,808	39,655	12	530	542
Put option liability with non-controlling interests[1]	2,472	—	2,472	2,633	—	2,633	36	—	36
Lease liability[3]	2,033	4,566	6,599	1,603	4,808	6,411	22	66	88

Total – Financial	15,031	198,056	213,087	14,450	213,479	227,929	198	2,919	3,117

Non Financial
Statutory Liabilities	—	31,318	31,318	—	31,461	31,461	—	430	430
Amount payable to owned post employment benefit trust	—	506	506	—	321	321	—	5	5
Advances from customers[2]	1,683	78,887	80,570	—	62,330	62,330	—	852	852
Advance from related party	—	214	214	—	—	—	—	—	—
Other payables	18	1,679	1,697	—	1,840	1,840	—	25	25

Total – Non Financial	1,701	112,604	114,305	—	95,952	95,952	—	1,312	1,312

	16,732	310,660	327,392	14,450	309,431	323,881	198	4,231	4,429

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

2

Advance from customers are contract liabilities to be settled through delivery of goods. The amount of such balances as at April 01, 2018 was ₹ 49,442 million, as at April 01, 2019 was ₹ 91,949 million and as at April 01, 2020 was ₹ 80,570 million. The Group has refunded ₹ 10,460 million, ₹ 6,499 million and ₹ 45 million ($ 1 million) to the customers and recognised revenue of ₹ 37,867 million, ₹ 84,886 million and ₹ 78,782 million ($ 1,077 million) during the year ended March 31, 2019, March 31, 2020 and March 31, 2021 respectively. All other changes are either due to receipt of new advances or exchange differences.

3     Movement in lease liabilities is as follows:

	As at March 31,
	2020	2021	2020
	(₹ in million)	(₹ in million)	(US dollars in million)
As at April 01	1,390	6,599	90
Additions during the year	10,212	3,611	49
Interest on lease liabilities	247	278	4
Payments made	(3,164)	(3,380)	(34)
Deletions	(2,086)	(697)	(21)

As at March 31,	6,599	6,411	88

25. Financial instruments

A. Financial assets and liabilities:

The following tables present the carrying value and fair value of each category of financial assets and liabilities as at March 31, 2020 and March 31, 2021.

As at March 31, 2020:
	(₹ in million)
Financial assets	Fair value through profit or loss		Fair value through other comprehensive income	Derivatives designated as hedging instruments	Amortised cost	Total carrying value	Total fair value
Financial assets investments
—at fair value	500		411	—	—	911	911
Other non—current assets	—		—	—	49,384	49,384	49,384
Trade and other receivable	506	*	—	—	51,392	51,898	51,898
Short term investments
—Bank deposits	—		—	—	80,633	80,633	80,633
—Other investments	246,577		—	—	—	246,577	246,577
Financial instruments (derivatives)	2,760		—	4,187	—	6,947	6,947
Cash and cash equivalents	—		—		50,598	50,598	50,598
Restricted cash and cash equivalents	—		—	—	960	960	960

Total	250,343		411	4,187	232,967	487,908	487,908

*	Under IFRS 9, provisionally priced receivables are fair valued at each reporting date.

As at March 31, 2020:
	(₹ in million)
Financial liabilities	Fair value through profit or loss		Derivatives designated as hedging instrument	Amortised cost	Others*	Total carrying value	Total fair value
Borrowings	—		—	579,475	—	579,475	580,521
Acceptances	—		—	101,851	—	101,851	101,851
Trade and other payables***	5,170	**	—	205,445	2,472	213,087	213,087
Financial instruments (derivatives)	464		947		—	1,411	1,411

Total	5,634		947	886,771	2,472	895,824	896,870

*	Includes put option liability accounted for at fair value (Refer Note 24)
**	Under IFRS 9, provisionally priced payables are fair valued at each reporting date.
***	Includes lease liability of ₹ 6,599 million.

As at March 31, 2021:
	(₹ in million)							(US dollars in million)
Financial assets	Fair value through profit or loss		Fair value through other comprehensive income	Derivatives designated as hedging instruments	Amortised cost	Total carrying value	Total fair value	Total carrying value	Total fair value
Financial assets investments
—at fair value	500		1,032	—	—	1,532	1,532	21	21
Other non—current assets	—		—	—	107,515	107,515	112,534	1,470	1,539
Trade and other receivable	1,633	*	—	—	95,930	97,563	97,711	1,334	1,336
Short term investments
—Bank deposits	—		—	—	116,730	116,730	116,730	1,596	1,596
—Other investments	165,044		—	—	—	165,044	165,044	2,257	2,257
Financial instruments (derivatives)	129		—	572	—	701	701	10	10
Cash and cash equivalents	—		—	—	48,537	48,537	48,537	664	664
Restricted cash and cash equivalents	—		—	—	1,025	1,025	1,025	14	14

Total	167,306		1,032	572	369,737	538,647	543,814	7,366	7,437

*	Under IFRS 9, provisionally priced receivables are fair valued at each reporting date.

As at March 31, 2021:
	(₹ in million)							(US dollars in million)
Financial liabilities	Fair value through profit or loss		Derivatives designated as hedging instrument	Amortised cost	Others*	Total carrying value	Total fair value	Total carrying value	Total fair value
Borrowings	—		—	569,222	—	569,222	565,941	7,783	7,738
Acceptances	—		—	80,891	—	80,891	80,891	1,106	1,106
Trade and other payables	7,066	**	—	218,230	2,633	227,929	227,929	3,117	3,117
Financial instruments (derivatives)	933		2,618	—	—	3,551	3,551	48	48

Total	7,999		2,618	868,343	2,633	881,593	878,312	12,054	12,009

*	Includes put option liability accounted for at fair value (Refer Note 24)
**	Under IFRS 9, provisionally priced payables are fair valued at each reporting date.
***	Includes lease liability of ₹ 6,411 million ($ 88 million).

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The below table summarizes the categories of financial assets and liabilities as at March 31, 2020 and March 31, 2021 measured at fair value:

As at March 31, 2020	(Level 1)	(Level 2)	(Level 3)
	(₹ in million)
Financial assets
At fair value through profit or loss
— Investments	75,975	170,602	500
— Derivatives financial assets	—	2,760	—
— Trade and other receivables	—	506	—
At fair value through other comprehensive income
— Financial asset investments held at fair value	304	—	107
Derivatives designated as hedging instruments
— Derivatives financial assets	—	4,187

	76,279	178,055	607

Financial liabilities
At fair value through profit or loss
—Derivatives financial liabilities	—	464	—
Trade payable	—	5,170	—
Derivatives designated as hedging instruments
—Derivatives financial liabilities	—	947	—
Trade and other payables- Put option liability with non controlling interest (Refer Note 24)	—	—	2,472

	—	6,581	2,472

As at March 31, 2021	(Level 1)	(Level 2)	(Level 3)	(Level 1)	(Level 2)	(Level 3)
	(₹ in million)			(US dollars in million)
Financial assets
At fair value through profit or loss
— Investments	63,183	101,861	500	864	1,393	7
— Derivatives financial assets	—	129	—	—	2	—
— Trade and other receivables	—	1,633	—	—	22	—
At fair value through other comprehensive income
— Financial asset investments held at fair value	925	—	107	13	—	1
Derivatives designated as hedging instruments
— Derivatives financial assets	—	572	—	—	8	—

	64,108	104,195	607	877	1,425	8

Financial liabilities
At fair value through profit or loss
—Derivatives financial liabilities	—	933	—	—	13	—
Trade payable	—	7,066	—	—	97	—
Derivatives designated as hedging instruments
—Derivatives financial liabilities	—	2,618	—	—	36	—
Trade and other payables- Put option liability with non controlling interest (Refer Note 24)	—	—	2,633	—	—	36

	—	10,617	2,633	—	146	36

The below table summarizes the fair value of trade receivables, other non-current assets and borrowings which are carried at amortised cost as at March 31, 2020 and March 31, 2021:

As at March 31, 2020	(Level 2)
(₹ in million)
Financial Liabilities
- Borrowings	580,521

580,521

As at March 31, 2021	(Level 2)	(Level 2)
	(₹ in million)	(US dollars in million)
Financial Assets
-Other non-current assets*	112,534	1,539
-Trade receivables*	97,711	1,336

	210,245	2,875

Financial Liabilities
-Borrowings	565,941	7,738

	565,941	7,738

*	Refer note 35(b)

The fair value of the financial assets and liabilities are at the amount that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair values:

•

Investments traded in active markets are determined by reference to quotes from the financial institutions; for example: Net asset value (NAV) for investments in mutual funds declared by mutual fund house. For other listed securities traded in markets which are not active, the quoted price is used wherever the pricing mechanism is same as for other marketable securities traded in active markets. Other current investments are valued by referring to market inputs including quotes, trades, poll, primary issuances for securities and /or underlying securities issued by the same or similar issuer for similar maturities and movement in benchmark security, etc.

•

Financial assets forming part of cash and cash equivalents (including restricted cash and cash equivalents), bank deposits, financial liabilities forming part of trade and other payables, acceptances and short-term borrowings being carried at amortised cost. The fair value approximate their carrying amounts largely due to the short-term maturities of these instruments.

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

•

Derivative financial assets/liabilities: The Group enters into derivative financial instruments with various counterparties. Interest rate swaps, foreign exchange forward contracts and commodity forward contracts are valued using valuation techniques, which employs the use of market observable inputs. The most frequently applied valuation techniques by the Group include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the foreign exchange spot and forward rates, yield curves of the respective currencies, currency basis spreads between the respective currencies, interest rate curves and forward rate curves of the underlying commodity. Commodity contracts are valued using the forward LME rates of commodities actively traded on the listed metal exchange, i.e., London Metal Exchange, United Kingdom (UK).

•	Other non-current financial liabilities: Fair value is calculated using a discounted cash flow model with market assumptions, unless the carrying value is considered to approximate to fair value.

For all other financial instruments, the carrying amount is either the fair value, or approximates the fair value.

The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and the value of other financial instruments recognised at fair value.

The estimated fair value amounts as at March 31, 2020 and March 31, 2021 have been measured as at that date. As such, the fair values of these financial instruments subsequent to reporting date may be different than the amounts reported at each year-end.

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

Zinc International

Raw material for zinc and lead is mined in South Africa with sales prices linked to the LME prices.

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

Provisionally priced financial instruments

The value of net financial liabilities linked to commodities (excluding derivatives) accounted for on provisional prices was ₹ 4,664 million and ₹ 5,440 million ($ 74 million) as at March 31, 2020 and March 31, 2021 respectively. These instruments are subject to price movements at the time of final settlement and the final price of these instruments will be determined in the financial year beginning April 01, 2021.

Set out below is the impact of 10% increase in LME prices on pre-tax profit/(loss) for the year and pre-tax equity as a result of changes in the value of the Group’s commodity financial instruments:

For the year ended March 31, 2020	(₹ in million)
	Total exposure	Effect on pre-tax profit/(loss) of a 10% increase in the LME	Effect on pre-tax equity of a 10% increase in the LME
Copper	(10,279)	(1,028)	—

For the year ended March 31, 2021	(₹ in million)
	Total exposure	Effect on pre-tax profit/(loss) of a 10% increase in the LME	Effect on pre-tax equity of a 10% increase in the LME
Copper	(10,016)	(1,002)	—

For the year ended March 31, 2021	(US dollars in million)
	Total exposure	Effect on pre-tax profit/(loss) of a 10% increase in the LME	Effect on pre-tax equity of a 10% increase in the LME
Copper	(137)	(14)	—

The above sensitivities are based on volumes, costs, exchange rates and other variables and provide the estimated impact of a change in LME prices on profit and equity assuming that all other variables remain constant. A 10% decrease in LME prices would have an equal and opposite effect on the Group’s financial statements.

The impact on pre-tax profit/(loss) mentioned above includes the impact of a 10% increase in closing copper LME for provisionally priced copper concentrate purchased at Copper division custom smelting operations in India of ₹ 790 million loss and ₹ 874 million loss ($ 12 million loss) for the year ended March 31, 2020 and March 31, 2021 respectively, which is pass through in nature and as such will not have any impact on the profitability.

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

Anticipated future cash flows, together with undrawn fund based committed facilities of ₹ 114,117 million ($ 1,560 million), and cash and short-term investments of ₹ 326,138 million ($ 4,459 million) as at March 31, 2021, are expected to be sufficient to meet the liquidity requirement of the Group in the near future.

The Group has been rated by CRISIL Limited (CRISIL) and India Ratings and Research Private Limited (India Rating) for its capital market issuance in the form of CPs and NCDs and for its banking facilities in line with Basel II norms.

In May 2020, India Ratings downgraded its ratings on the Company’s long-term facilities to ‘IND AA-’ from ‘IND AA’ with a negative outlook on account of higher expected balance sheet leverage and elevated refinancing risk in risk averse debt markets in COVID environment. CRISIL also downgraded its rating on the company’s long-term facilities and its Non-current Debentures (NCD) programme to ‘CRISIL AA-’ from ‘CRISIL AA’ in October 2020 while revising the outlook to ‘Stable’ from ‘Negative’ on expectation of higher financial leverage and cash outflow from VEDL towards debt maturities at VRL post failure of take private transaction.

In February 2021, India Ratings revised its outlook to ‘Stable’ from ‘Negative’ while affirming the long-term issuer ratings at ‘IND AA-’. The outlook revision reflects the Group’s improved liquidity position, supported by the moderated refinancing risks at VRL.

Vedanta Limited has the highest short-term rating on its working capital and Commercial Paper Programme at A1+ from CRISIL and India Ratings.

The Group remains committed to maintaining a healthy liquidity, a low gearing ratio, deleveraging and strengthening Group’s balance sheet.

The maturity profile of the Group’s financial liabilities based on the remaining period from the balance sheet date to the contractual maturity date is given in the table below. The figures reflect the contractual undiscounted cash obligation of the Group:

As at March 31, 2020 Payment due by year	<1 year	1 - 3 years	3 - 5 years	>5 years	Total
	(₹ in million)
Acceptances*	102,759	—	—	—	102,759
Lease Liability*	4,566	950	404	679	6,599
Trade and other payables**	180,679	11,339	1	—	192,019
Bank and other borrowings***	259,161	244,823	95,469	115,365	714,818
Derivative financial liabilities	960	451	—	—	1,411

	548,125	257,563	95,874	116,044	1,017,606

*	Includes committed interest payments
**	Includes both Non-current and current financial liabilities and committed interest payment, as applicable. Excludes interest accrued on borrowings.
***	Includes Non-current borrowings, current borrowings, committed interest payments on borrowings and interest accrued on borrowings.

As at March 31, 2021 Payment due by year	<1 year	1 - 3 years	3 - 5 years	>5 years	Total
	(₹ in million)
Acceptances*	81,381	—	—	—	81,381
Lease Liability*	4,808	601	220	782	6,411
Trade and other payables**	198,192	11,153	0	—	209,345
Bank and other borrowings***	234,645	220,879	116,726	155,035	727,285
Derivative financial liabilities	2,786	764	—	—	3,550

	521,812	233,397	116,946	155,817	1,027,972

US dollars in million	7,134	3,191	1,599	2,130	14,055

*	Includes committed interest payments
**	Includes both Non-current and current financial liabilities and committed interest payment, as applicable. Excludes interest accrued on borrowings.
***	Includes Non-current borrowings, current borrowings, committed interest payments on borrowings and interest accrued on borrowings.

The Group had access to following funding facilities:

As at March 31, 2020
Funding facility	Total facility	Drawn	Un drawn
	(₹ in million)	(₹ in million)	(₹ in million)
Fund/ Non-fund based	637,259	526,107	111,152

As at March 31, 2021
Funding facility	Total facility	Drawn	Un drawn
	(₹ in million)	(₹ in million)	(₹ in million)
Fund/ Non-fund based	727,522	562,322	165,200

As at March 31, 2021
Funding facility	Total facility	Drawn	Un draw
	(US dollars in million)	(US dollars in million)	(US dollars in million)
Fund/ Non-fund based	9,947	7,688	2,259

Collateral

The Group has pledged financial instruments with carrying amount of ₹ 215,949 million and ₹ 219,900 million ($ 3,007 million) as at March 31, 2020 and March 31, 2021 respectively and inventories with carrying amount of ₹ 85,138 million and ₹ 76,541 million ($ 1,046 million) as at March 31, 2020 and March 31, 2021 respectively as per the requirements specified in various financial facilities in place. The counterparties have an obligation to release the securities to the Group when financial facilities are surrendered.

(b) Foreign currency risk

Fluctuations in foreign currency exchange rates may have an impact on the consolidated statements of profit or loss, the consolidated statements of change in equity, where any transaction references more than one currency or where assets/liabilities are denominated in a currency other than the functional currency of the respective consolidated entities.

Considering the countries and economic environment in which the Group operates, its operations are subject to risks arising from the fluctuations primarily in the US dollar, Australian dollar, Namibian dollar, AED, ZAR, GBP, INR, JPY and Euro against the functional currencies of its Group.

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

The carrying amount of the Group’s financial assets and liabilities in different currencies are as follows:

	As at March 31, 2020		As at March 31, 2021		As at March 31, 2021
	Financial assets	Financial liabilities	Financial assets	Financial liabilities	Financial assets	Financial liabilities
	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)	(US dollars in million)
INR	353,005	605,410	402,393	636,589	5,508	8,704
USD	127,624	267,061	128,023	219,817	1,750	3,004
Others	7,279	23,353	8,231	25,187	113	344

Total	487,908	895,824	538,647	881,593	7,371	12,052

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

Set out below is the impact of a 10% strengthening in the functional currencies of the respective entities on pre-tax profit/(loss) and pre-tax equity arising as a result of the revaluation of the Group’s foreign currency monetary financial assets/liabilities:

For the year ended March 31, 2020	Effect of 10% strengthening of functional currency on pre-tax profit/(loss)	Effect of 10% strengthening of foreign currency on equity (pre-tax)
	(₹ in million)	(₹ in million)
USD	13,207	0
INR	276	—

For the year ended March 31, 2021	Effect of 10% strengthening of functional currency on pre-tax profit/(loss)	Effect of 10% strengthening of foreign currency on equity (pre-tax)	Effect of 10% strengthening of functional currency on pre-tax profit/(loss)	Effect of 10% strengthening of foreign currency on equity (pre-tax)
	(₹ in million)	(₹ in million)	(US dollars in million)	(US dollars in million)
USD	11,325	—	155	—
INR	(3,072)	—	(42)	—

A 10% weakening of the functional currencies of respective businesses would have an equal and opposite effect on the Group’s financial statements.

(c) Interest rate risk

The Group’s net debt of ₹ 201,900 million and ₹ 243,084 million ($ 3,324 million) as at March 31, 2020 and March 31, 2021 respectively, comprises debt of ₹ 579,475 million and ₹ 569,222 million ($ 7,783 million) as at March 31, 2020 and March 31, 2021 respectively, offset by cash, cash equivalents, short term investments of ₹ 377,575 million (net of deferred consideration payable for such investments) and ₹ 326,138 million ($ 4,459 million) as at March 31, 2020 and March 31, 2021 respectively.

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

Floating rate financial assets are largely mutual fund investments which have debt securities as underlying assets. The returns from these financial assets are linked to market interest rate movements; however, the counterparty invests in the agreed securities with known maturity tenure and return and hence has manageable risk.

The exposure of the Group’s financial assets as at March 31, 2020 to interest rate risk is as follows:

	Floating rate financial assets	Fixed rate financial assets	Non-interest bearing financial assets	Total financial assets
	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)
Financial assets	121,046	244,344	122,518	487,908

	121,046	244,344	122,518	487,908

The exposure of the Group’s financial liabilities as at March 31, 2020 to interest rate risk is as follows:

	Floating rate financial liabilities	Fixed rate financial liabilities	Non-interest bearing financial liabilities	Total financial liabilities
	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)
Financial liabilities	312,971	374,148	208,705	895,824

	312,971	374,148	208,705	895,824

The exposure of the Group’s financial assets as at March 31, 2021 to interest rate risk is as follows:

	Floating rate financial assets	Fixed rate financial assets	Non-interest bearing financial assets	Total financial assets
	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)
Financial assets	113,318	270,601	154,728	538,647

	113,318	270,601	154,728	538,647

(US dollars in million)	1,549	3,700	2,116	7,365

The exposure of the Group’s financial liabilities as at March 31, 2021 to interest rate risk is as follows:

	Floating rate financial liabilities	Fixed rate financial liabilities	Non-interest bearing financial liabilities	Total financial liabilities
	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)
Financial liabilities	322,843	329,629	229,121	881,593

	322,843	329,629	229,121	881,593

(US dollars in million)	4,414	4,507	3,133	12,054

Considering the net debt position as at March 31, 2021 and the investment in bank deposits, corporate bonds and debt mutual funds, any increase in interest rates would result in a net loss and any decrease in interest rates would result in a net gain. The sensitivity analysis below has been determined based on the exposure to interest rates for financial instruments at the balance sheet date.

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

Increase in interest rates Year ended March 31,
	2020	2021	2021
	(₹ in million)	(₹ in million)	(US dollars in million)
0.50%	(960)	(1,048)	(14)
1.00%	(1,919)	(2,095)	(29)
2.00%	(3,838)	(4,191)	(57)

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

With respect to loans to related parties, as described in note 35(b), credit risk is adequately considered and no deterioration has happened or is expected to happen in the credit profile of the borrowers since the grant of the loans. Accordingly, the Group does not foresee any significant credit risk with respect to such loans.

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

The carrying value of the financial assets represents the maximum credit exposure. The Group’s maximum exposure to credit risk as at March 31, 2020 and March 31, 2021 is ₹ 487,908 million and ₹ 538,647 million ($ 7,365 million) respectively.

The maximum credit exposure on financial guarantees given by the Group for various financial facilities is described in Note 33 on “Commitments, contingencies, and guarantees”.

None of the Group’s cash equivalents, including time deposits with banks, are past due or impaired. Regarding trade and other receivables, and other non-current assets, there were no indications as at March 31, 2021, that defaults in payment obligations will occur except as described in movement in allowance for impairment for financial assets given below.

Of the year end trade and other receivables, the following are expected to be realised in the normal course of business and hence not considered impaired:

As at March 31	2020	2021	2021
	(₹ in million)	(₹ in million)	(US dollars in million)
Neither impaired nor past due	29,702	134,386	1,837
Past due but not impaired
Due Less than 1 month	7,941	6,116	84
Due Between 1 - 3 months	14,271	2,763	38
Due Between 3 - 12 months	16,858	8,419	115
Due Greater than 12 months	25,973	44,016	602

	94,745	195,700	2,676

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

Movement in allowances for Financial Assets (trade and other receivables and other non-current assets)

Movements for the year ended March 31,	2020	2021	2021
	(₹ in million)	(₹ in million)	(US dollars in million)
As at April 01,	10,451	13,050	178
Allowance made during the year	2,576	2,969	41
Reversals during the year	(354)	(592)	(8)
Exploration cost written off	—	22	0
Foreign Exchange difference	377	(116)	(1)

As at March 31,	13,050	15,333	210

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

Cash flow hedges

The Group enters into forward exchange and commodity price contracts for hedging highly probable forecast transaction and account for them as cash flow hedges and states them at fair value. Subsequent changes in fair value are recognized in the consolidated statements of comprehensive income until the hedged transaction occurs, at which time, the respective gain or losses are reclassified to the consolidated statements of profit or loss. These hedges have been effective for the year ended March 31, 2020 and March 31, 2021.

The Group uses foreign exchange contracts from time to time to optimize currency risk exposure on its foreign currency transactions. The Group hedged part of its foreign currency exposure on capital commitments during the year ended 2021. Fair value changes on such forward contracts are recognized in the consolidated statements of comprehensive income.

The majority of cash flow hedges taken out by the Group during the year comprise non-derivative hedging instruments for hedging the foreign exchange rate of highly probable forecast transactions and commodity price contracts for hedging the commodity price risk of highly probable forecast transactions.

The cash flows related to above are expected to occur during the year ended March 31, 2022 and consequently may impact the consolidated statements of profit or loss for that year depending upon the change in the commodity prices and foreign exchange rates movements. For cash flow hedges regarded as basis adjustments to initial carrying value of the property, plant and equipment, the depreciation on the basis adjustments made is expected to affect the consolidated statements of profit or loss over the expected useful life of the property, plant and equipment.

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

The fair value of the Group’s derivative positions recorded under derivative financial assets and derivative financial liabilities are as follows:

	As at March 31, 2020		As at March 31, 2021
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	(₹ in million)				(US dollars in million)
Current
Cash flow hedges*
— Commodity contracts	1,036	—	27	550	0	8
— Forward foreign currency contracts	0	—	—	—		—
— Interest rate swap	—	26	—	50	—	1
Fair value hedges
— Commodity contracts	1,001	110	406	91	6	1
— Forward foreign currency contracts	2,125	360	139	1,163	2	16
Non — qualifying hedges
— Commodity contracts	61	201	5	22	0	0
— Forward foreign currency contracts	2,694	248	124	911	2	12
— Other (Foreign currency swap)	5	15	—	—	—	—
Non Current
Cash flow hedge*
— Interest rate swap	—	77	—	51	—	1
Fair value hedges			—
— Forward foreign currency contracts	25	374	—	713	—	10

Total	6,947	1,411	701	3,551	10	49

*	Refer consolidated statements of comprehensive income and consolidated statements of change in equity for the change in the fair value of cash flow hedges.

26. Provisions

	As at March 31,
	2020 Non-Current	2020 Current	2020 Total	2021 Non-Current	2021 Current	2021 Total	2021 Non-Current	2021 Current	2021 Total
	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)	(US dollars in million)	(US dollars in million)
Provision for employee benefits	91	1,742	1,833	117	1,545	1,662	2	21	23
Provision for restoration, rehabilitation and environmental costs	26,572	188	26,760	29,737	275	30,012	406	4	410
Other provisions	—	541	541	(0)	558	558	(0)	8	8

Total	26,663	2,471	29,134	29,854	2,378	32,232	408	33	441

	Restoration, rehabilitation and environmental costs (a)	Others (b)
	(₹ in million)	(₹ in million)
As at April 01, 2019	24,532	521
Additions	694	14
Utilised	(143)	—
Unused amounts reversed	962	—
Unwinding of discount	(499)	—
Revision in estimates	—	6
Exchange differences	1,214	—

As at March 31, 2020	26,760	541

	Restoration, rehabilitation and environmental costs (a)	Others (b)	Restoration, rehabilitation and environmental costs	Others
	(₹ in million)	(₹ in million)	US dollars in million)	(US dollars in million)
As at April 01, 2020	26,760	541	366	8
Additions	2,701	17	37	0
Utilised	(24)	—	0	—
Unused amounts reversed	(243)	—	(4)	—
Unwinding of discount	721	—	10	—
Revision in estimates	(122)	—	(2)	—
Exchange differences	219	—	3	—

As at March 31, 2021	30,012	558	410	8

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

The Group contributed a total of ₹ 722 million, ₹ 840 million and ₹ 1,190 million ($ 16 million) for the years ended March 31, 2019, 2020 and 2021 respectively, to the following defined contribution plans.

	Year ended March 31, 2019 (₹ Million)	Year ended March 31, 2020 (₹ Million)	Year ended March 31, 2021 (₹ Million)	Year ended March 31, 2021 (US dollars in million)
Employer’s contribution to recognised provident fund and family pension fund	553	630	978	13
Employer’s contribution to superannuation	169	210	208	3
Employer’s contribution to National Pension Scheme	—	—	4	0

	722	840	1,190	16

Indian pension plans

Central recognised provident fund

In accordance with the ‘The Employees’ Provident Funds and Miscellaneous Provisions Act, 1952’, employees are entitled to receive benefits under the Provident Fund. Both the employee and the employer make monthly contributions to the plan at a predetermined rate (12% for the year ended March 31, 2020 and March 31, 2021) of an employee’s basic salary. All employees have an option to make additional voluntary contributions. These contributions are made to the fund administered and managed by the Government of India (GOI) or to independently managed and approved funds. The Group has no further obligations under the fund managed by the GOI beyond its monthly contributions which are charged to the consolidated statements of profit or loss in the year they are incurred.

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

(a)

Contribution to provident fund trust (the “trusts”) of Iron ore division, Bharat Aluminium Company Limited (BALCO), Hindustan Zinc Limited (HZL), Sesa Resources Limited (SRL) and Sesa Mining Corporation Limited (SMCL)

The provident funds of Iron ore division, BALCO, HZL, SRL and SMCL are exempted under section 17 of the Employees’ Provident Funds and Miscellaneous Provisions Act, 1952. Conditions for grant of exemption stipulates that the employer shall make good deficiency, if any, between the return guaranteed by the statute and actual earning of the Fund. Based on actuarial valuation in accordance with IAS 19 and Guidance note issued by Institute of Actuaries of India for interest rate guarantee of exempted provident fund liability of employees, there is no interest shortfall that is required to be met by Iron ore division, BALCO, HZL, SRL and SMCL as at March 31, 2020 and March 31, 2021. Having regard to the assets of the fund and the return on the investments, the Group does not expect any deficiency in the foreseeable future.

The Group contributed a total of ₹ 678 million, ₹ 471 million, ₹ 482 million ($ 7 million) for the years ended March 31, 2019, March 31, 2020 and March 31, 2021 respectively in relation to the independently managed and approved funds and has recognised the same as expense in the consolidated statement of Profit or loss. The present value of obligation and the fair value of plan assets of the trust are summarized below.

	As at March 31, 2019 (₹ Million)	As at March 31, 2020 (₹ Million)	As at March 31, 2021 (₹ Million)	As at March 31, 2021 (US dollars in million)
Fair value of plan assets of trusts	21,949	23,437	24,213	331
Present value of defined benefit obligations	(21,159)	(22,990)	(23,751)	(325)

Net liability arising from defined benefit obligation	Nil	Nil	Nil	Nil

Percentage allocation of Plan assets of the trust

	As at March 31, 2019	As at March 31, 2020	As at March 31, 2021
Assets by category
Government Securities	65.66	61.68	63.19
Debentures/Bonds	33.09	36.67	34.36
Equity	1.25	1.65	1.63
Money Market Instruments	—	—	0.82

The remeasurement loss of ₹ 1,524 million and ₹ 55 million ($ 1 million) has been charged to other comprehensive income (OCI) for the year ended March 31, 2020 and March 31, 2021 respectively.

(b)	Post-Retirement Medical Benefits:

The Group has a scheme of medical benefits for employees at BMM and BALCO subsequent to their retirement on completion of tenure including retirement on medical grounds and voluntary retirement on contributory basis. The scheme includes employee’s spouses as well. Based on an actuarial valuation conducted as at year-end, a provision is recognised in full for the benefit obligation. The obligation relating to post-retirement medical benefits as at March 31, 2020 and March 31, 2021 was ₹ 786 million and ₹ 861 million ($ 12 million) respectively. The obligation under this plan is unfunded. The Group considers these amounts as not material and accordingly has not provided further disclosures as required by IAS 19 “Employee benefits”. The current service cost of ₹ 11 million, ₹ 13 million and ₹ 10 million ($ 0 million) for the years ended March 31, 2019, March 31, 2020 and March 31, 2021 respectively has been recognised in consolidated statement of profit or loss. The remeasurement loss / (gain) on the obligation of post-retirement medical benefits of ₹ 14 million, ₹ 150 million, ₹ (23) million ($ 0 million) for the years ended March 31, 2019, March 31, 2020 and March 31, 2021 respectively have been recognised in other comprehensive income. Net interest cost on the obligation of post-retirement medical benefits of ₹ 48 million, ₹ 61 million and ₹ 64 million ($ 1 million) for the years ended March 31, 2019, March 31, 2020 and March 31, 2021 respectively have been recognized in finance costs.

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

The iron ore and oil & gas division of the Company, SRL, SMCL, HZL and FACOR have constituted a trust recognised by Indian Income Tax Authorities for gratuity to employees, contributions to the trust are funded with Life Insurance Corporation of India (LIC), ICICI Prudential Life Insurance Company Limited and HDFC Life Insurance Company Limited.

Principal actuarial assumptions

Principal actuarial assumptions used to determine the present value of the Other post-employment benefit plan obligation are as follows:

	Year ended March 31, 2019	Year ended March 31, 2020	Year ended March 31, 2021
Discount rate	7.8%	6.8%	6.9%
Expected rate of increase in compensation level of covered employees	2% to 15%	2% to 15%	2% to 15%
Mortality table	IALM (2006-08)	IALM (2012-14)	IALM (2012-14)

Amount recognised in the consolidated statements of financial position consists of:

	As at March 31, 2019 (₹ Million)	As at March 31, 2020 (₹ Million)	As at March 31, 2021 (₹ Million)	As at March 31, 2021 (US dollars in million)
Fair value of plan assets	3,868	4,418	4,009	55
Present value of defined benefit obligations	(5,890)	(6,310)	(5,748)	(79)

Net liability arising from defined benefit obligations	(2,022)	(1,892)	(1,739)	(24)

Amounts recognised in consolidated statements of profit or loss in respect of Other post-employment benefit plan are as follows:

	Year ended March 31, 2019 (₹ Million)	Year ended March 31, 2020 (₹ Million)	Year ended March 31, 2021 (₹ Million)	Year ended March 31, 2021 (US dollars in million)
Current service cost	389	411	395	5
Past service cost	3	—	—	—
Net Interest cost	162	151	130	2

Total charge to consolidated statements of profit or loss	554	562	525	7

Amounts recognised in the consolidated statements of comprehensive income in respect of Other post-employment benefit plan are as follows:

	Year ended March 31, 2019 (₹ Million)	Year ended March 31, 2020 (₹ Million)	Year ended March 31, 2021 (₹ Million)	Year ended March 31, 2021 (US dollars in million)
Remeasurements of the net defined benefit obligation:-
Actuarial losses /(gains) arising from changes in financial assumptions	(64)	283	11	0
Actuarial losses/(gains) arising from experience adjustments	409	163	(104)	(1)
Actuarial (gains)/losses arising from changes in demographic assumptions	15	(14)	(2)	(0)
Acturial losses on Plan assets (excluding amounts included in net interest cost)	29	12	58	1

Remeasurement of the net defined benefit liability	389	444	(37)	(0)

The movement of the present value of Other post-employment benefit plan obligation is as follows:

	Year ended March 31, 2019 (₹ in Million)	Year ended March 31, 2020 (₹ in Million)	Year ended March 31, 2021 (₹ in Million)	Year ended March 31, 2021 (US dollars in million)
At 1 April	(5,464)	(5,890)	(6,310)	(86)
Acquired in business combination	(154)	—	(177)	(2)
Current service cost	(389)	(411)	(395)	(5)
Past service cost	(3)	—	—	—
Benefits paid	899	875	1,475	20
Interest cost of scheme liabilities	(419)	(452)	(436)	(6)
Actuarial (losses)/gains arising from change in assumptions	(360)	(432)	95	1

At March 31,	(5,890)	(6,310)	(5,748)	(78)

The movement in the fair value of Other post-employment benefit plan assets is as follows:

	Year ended March 31, 2019 (₹ in Million)	Year ended March 31, 2020 (₹ in Million)	Year ended March 31, 2021 (₹ in Million)	Year ended March 31, 2021 (US dollars in million)
At 1 April	3,391	3,868	4,418	60
Acquired in business combination	164	—	160	2
Contributions received	822	859	184	3
Benefits paid	(737)	(598)	(1,001)	(14)
Remeasurement gain / (loss) arising from return on plan assets	(29)	(12)	(58)	(1)
Interest income	257	301	306	4

At March 31,	3,868	4,418	4,009	54

All the above plan assets of the Group have been invested in the qualified insurance policies.

The actual return on plan assets was ₹ 228 million, ₹ 289 million and ₹ 248 million, ($ 3 million) for the years ended March 31, 2019, March 31, 2020 and March 31, 2021 respectively.

The weighted average duration of the defined benefit obligation is 14.7 years, 14.3 years and 14.0 years as at March 31, 2019, March 31, 2020 and March 31, 2021 respectively.

The Group expects to contribute ₹ 524 million ($ 7 million) to the funded Gratuity plan during the year ending March 31, 2022.

Sensitivity analysis for defined benefit plans

Below is the sensitivity analysis determined for significant actuarial assumptions for the determination of defined benefit obligations and based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period while holding all other assumptions constant.

	Increase / (Decrease) in defined benefit obligation		Increase / (Decrease) in defined benefit obligation
	Year ended March 31, 2020 (₹ in million)	Year ended March 31, 2021 (₹ in million)	Year ended March 31, 2021 (US dollars in million)
Discount rate

Increase by 0.50%	(213)	(213)	(3)
Decrease by 0.50%	227	231	3
Expected rate of increase in compensation level of covered employees
Increase by 0.50%	200	208	3
Decrease by 0.50%	(198)	(199)	(3)

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

Risk analysis

Group is exposed to a number of risks in the defined benefit plans. Most significant risks pertaining to defined benefits plans and management estimation of the impact of these risks are as follows:

Investment risk

Most of the Indian defined benefit plans are funded with Life Insurance Corporation of India (LIC), ICICI Prudential Life Insurance Company Limited (ICICI) and HDFC Life Insurance Company Limited (HDFC). Group does not have any liberty to manage the fund provided to LIC, ICICI HDFC.

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

Code on Social Security, 2020

The Code on Social Security, 2020 (‘Code’) relating to employee benefits during employment and post-employment benefits received Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the date on which the Code will come into effect has not been notified and the final rules/interpretation have not yet been issued. The Group will assess the impact of the Code when it comes into effect and will record any related impact in the period the Code becomes effective.

28. Employee costs

For the year ended March 31,	2019	2020	2021	2021
	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Salaries and wages	33,657	30,217	31,260	427
Contributions to provident and other funds	1,803	1,735	2,077	28
Share based payments	1,176	727	597	8
JV Employee cost allocation	(6,406)	(5,759)	(5,302)	(72)

	30,230	26,920	28,632	391

29. Share-Based Compensation Plans

The Company offers equity based and cash based option plans to its employees, officers and directors through the Company’s stock option plan introduced in 2016 and Cairn India’s stock option plan now administered by the Company pursuant to merger with the Company.

The Vedanta Limited Employee Stock Option Scheme (ESOS) 2016

The Company introduced an Employee Stock Option Scheme 2016 (“ESOS”), which was approved by the Vedanta Limited shareholders to provide equity settled incentive to all employees of the Company including subsidiary companies. The ESOS scheme includes tenure based, business performance based, sustained individual performance based and market performance based stock options. The maximum value of options that can be awarded to members of the wider management group is calculated by reference to the grade average cost-to-company (“CTC”) and individual grade of the employee. The performance conditions attached to the option is measured by comparing Company’s performance in terms of Total Shareholder Return (“TSR”) over the performance period with the performance of two group of comparator companies (i.e., Indian and global comparator companies) defined in the scheme. The extent to which an option vests will depend on the Company’s TSR rank against a group or groups of peer companies at the end of the performance period and as moderated by the Remuneration Committee. The ESOS schemes are administered through VESOS trust and have underlying Vedanta Limited equity shares.

Options granted during the year ended March 31, 2021 includes business performance based, sustained individual performance based, management discretion and fatality multiplier based stock options. Business performances will be measured using Volume, Cost, Net Sales Realisation, EBITDA, ESG & Carbon footprint or a combination of these for the respective business/ SBU entities.

Options granted during the year ended March 31, 2020 includes business performance based, sustained individual performance based and market performance based stock options. Business performances will be measured using Volume, Cost, Net Sales Realisation, EBITDA, free cash flow or a combination of these for the respective business/ SBU entities.

The exercise price of the options is ₹ 1 per share and the performance period is three years, with no re-testing being allowed.

The details of share options for the year ended March 31, 2020 is presented below:

Financial Year of Grant	Exercise Period	Options outstanding April 1, 2019	Options granted during the year	Options transferred from Parent/ fellow subsidiaries	Options forfeited during the year	Options exercised during the year *	Options expired during the year	Options outstanding March 31, 2020	Options exercisable March 31, 2020
2016-17	December 15, 2019-June 14, 2020	6,508,226	—	—	4,819,269	620,441	—	1,068,516	1,068,516
2017-18	September 1, 2020-February 28, 2021	8,274,393	—	—	1,246,468	—	—	7,027,925	—
2017-18	October 16, 2020-April 15, 2021	11,126	—	—	—	—	—	11,126	—
2017-18	November 1, 2020-April 30, 2021	27,638	—	—	27,638	—	—	—	—
2018-19	November 1, 2021-April 30, 2022	13,566,200	—	—	2,146,154	—	—	11,420,046	—
2018-19	Cash settled	1,047,660	—	211,170	189,674	—	—	1,069,156	—
2019-20	November 29, 2022-May 28, 2023	—	16,713,640	—	832,310	—	—	15,881,330	—
2019-20	Cash settled	—	2,037,690	—	140,990	—	—	1,896,700	—

		29,435,243	18,751,330	211,170	9,402,503	620,441	—	38,374,799	1,068,516

*	excludes 58,420 options exercised during the year regarding which the transaction could not be completed before March 31, 2020 and hence, the corresponding shares were held by the Group.

The details of share options for the year ended March 31, 2021 is presented below:

Financial Year of Grant	Exercise Period	Options outstanding April 1, 2020	Options granted during the year	Options transferred from Parent/ fellow subsidiaries	Options forfeited during the year	Options exercised during the year *	Options expired during the year	Options outstanding March 31, 2021	Options exercisable March 31, 2021
2016-17	December 15, 2019-June 14, 2020	1,068,516	—	—	8,648	1,059,868	—	—	—
2017-18	September 1, 2020-February 28, 2021	7,027,925	—	—	5,514,169	1,136,816	—	376,940	376,940
2017-18	October 16, 2020-April 15, 2021	11,126	—	—	11,126	—	—	—	—
2018-19	November 1, 2020-April 30, 2021	11,420,046	—	—	1,507,806	—	—	9,912,240	—
2018-19	Cash settled	1,069,156	—	—	340,300	—	—	728,856	—
2019-20	November 29, 2022-May 28, 2023	15,881,330	—	—	2,309,052	—	—	13,572,278	—
2019-20	Cash settled	1,896,700	—		1,019,249		—	877,451	—
2020-21	November 06, 2023 - May 05, 2024	—	12,711,112	—	—	—	—	12,711,112	—
2020-21	Cash settled	—	880,000	—	—	—	—	880,000	—

		38,374,799	13,591,112	—	10,710,350	2,196,684	—	39,058,877	376,940

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

The assumptions used in the calculations of the charge in respect of the ESOS options granted during the year ended March 31, 2020 and March 31, 2021 are set out below:

Particulars	Year ended March 31, 2020	Year ended March 31, 2021

	ESOS 2019	ESOS 2020
Number of Options	2,037,690 (cash settled) / 16,713,640 (equity settled)	880,000 (cash settled) / 12,711,112 (equity settled)
Exercise Price	₹ 1	₹ 1
Share Price at the date of grant	₹ 144.60	₹ 228.75
Contractual Life	3 years	2 years and 7 months
Expected Volatility	36.64%	49.28%
Expected option life	3 years	2 years and 7 months
Expected dividends	7.96%	6.80%
Risk free interest rate	5.68%	4.84%
Expected annual forfeitures	10% p.a.	10% p.a.
Fair value per option granted (Non-market performance based)	₹ 102.30	₹ 150.73
Fair value per option granted (Market performance based)	₹ 72.12	NA

Weighted average share price at the date of exercise of stock options was ₹ 126.02 and ₹ 131.08 for the year ended March 31, 2020 and March 31, 2021 respectively.

The weighted average remaining contractual life for the share options outstanding was 2.28 years and 2.03 years for the year ended March 31, 2020 and March 31, 2021 respectively.

The Company recognized total expense of ₹ 822 million, ₹ 754 million and ₹ 575 million ($ 8 million) related to equity settled share-based payment transactions for the year ended March 31, 2019, March 31, 2020 and March 31, 2021 respectively. The total expense recognised on account of cash settled share based plan during the year ended March 31, 2020 was ₹ 5 million and for the year ended March 31, 2021 was ₹ 63 million ($ 1 million). The carrying value of cash settled share based compensation liability as at March 31, 2020 was ₹ 13 million and as at March 31, 2021 was ₹ 72 million ($ 1 million).

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

Details of employees stock option plans is presented below

CIESOP Plan	Year ended March 31, 2020		Year ended March 31, 2021
	Number of options	Weighted average exercise price in ₹	Number of options	Weighted average exercise price in ₹
Outstanding at the beginning of the year	6,477,059	279.2	5,341,740	288.2
Granted during the year	Nil	NA	Nil	NA
Expired during the year	(658,663)	200.1	(1,082,229)	291.3
Exercised during the year	Nil	NA	Nil	NA
Forfeited / cancelled during the year	(476,656)	288.1	(944,337)	288.0
Outstanding at the end of the year	5,341,740	288.2	3,315,174	287.3
Exercisable at the end of the year	5,341,740	288.2	3,315,174	287.3

Scheme	Range of exercise price in ₹	Weighted average remaining contractual life of options (in years)	Weighted average exercise price in ₹
The details of exercise price for stock options outstanding as at March 31, 2020 are:
CIESOP Plan	286.85-291.25	1.46	288.2
The details of exercise price for stock options outstanding as at March 31, 2021 are:
CIESOP Plan	286.85-287.75	0.80	287.3

Employee share option plan of Vedanta Resources Limited (earlier known as Vedanta Resources Plc)

During the year ended March 31,2019, in respect of one of the Company’s subsidiary, i.e., BMM, the Group has awarded certain cash settled share based options indexed to Parents’ shares (Vedanta Resources Limited shares) and shares of any of its subsidiaries. The total expense recognised on account of cash settled share based plan during the year ended March 31, 2020 and March 31, 2021 is ₹ 221 million and ₹ 221 million ($ 3 million) respectively and the carrying value of cash settled share based compensation liability as at March 31, 2020 and March 31, 2021 is ₹ 511 million and ₹ 860 million ($ 12 million) respectively

Out of the total expense of ₹ 980 million and ₹ 859 million ($ 12 million) pertaining to equity settled options and cash settled options for the year ended March 31, 2020 and March 31, 2021 respectively, the Group has capitalised ₹ 253 million and ₹ 262 million ($ 4 million) expense for the year ended March 31, 2020 and March 31, 2021 respectively.

30. Shareholders’ equity

	As at March 31, 2020 (in Million)	As at March 31, 2020 (₹ Million)	As at March 31, 2021 (in Million)	As at March 31, 2021 (₹ Million)	As at March 31, 2021 (US dollars in million)
Authorised Share Capital:
Opening and closing balance (equity shares of ₹ 1 each with voting rights) [a]	44,020	44,020	44,020	44,020	602
Authorised preference share capital:
Opening and closing balance (preference shares of ₹ 10 each)	3,010	30,100	3,010	30,100	412
Issued, subscribed and paid up
Equity shares of ₹ 1 each with voting right [a,b,c,d]	3,718	3,718	3,718	3,718	51

a)	The Company has one class of equity shares having a par value of ₹ 1 per share. Each shareholder is eligible for one vote per share held and dividend as and when declared by the Company.
b)

This includes 261,780,208 equity shares in the form of 65,445,052 American Depository Shares (ADS) and 160,903,244 equity shares in the form of 40,225,811 American Depository Shares (ADS) as at March 31, 2020 and March 31, 2021, respectively.

c)

Includes 308,232 equity shares as at March 31, 2020 and 308,232 equity shares as at March 31, 2021 kept in abeyance. These shares are not part of listed equity capital and pending allotment as they are sub-judice.

d)	Includes 14,378,261 equity shares as at March 31, 2020 and 12,193,159 equity shares as at March 31, 2021 held by Vedanta Limited ESOS Trust.

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

General reserve

Under the erstwhile Indian Companies Act, 1956, a general reserve was created through an annual transfer of net income at a specified percentage in accordance with applicable regulations. The purpose of these transfers was to ensure that if a dividend distribution in a given year is more than 10.0% of the paid-up capital of the Company for that year, then the total dividend distribution is less than the total distributable results for that year. Consequent to introduction of Companies Act 2013, the requirement to mandatory transfer a specified percentage of the net profit to general reserve has been withdrawn. The balance in general reserves, as determined in accordance with applicable regulations, was ₹ 160,950 million and ₹ 160,950 million ($ 2,201 million) as at March 31, 2020 and March 31, 2021 respectively.

Debenture redemption reserve

As per the earlier provision under the Indian Companies Act, companies that issue debentures were required to create debenture redemption reserve from annual profits until such debentures are redeemed. Companies are required to maintain 25% as a reserve of outstanding redeemable debentures. The amounts credited to the debenture redemption reserve may not be utilized except to redeem debentures. The MCA vide its Notification dated August 16, 2019, had amended the Companies (Share Capital and Debenture) Rules, 2014, wherein the requirement of creation of Debenture Redemption Reserve has been exempted for certain class of companies, hence, in view of the same, Vedanta Limited is not required to create Debenture Redemption Reserve. Retained earnings include ₹ 11,115 million and ₹ 5,835 million ($ 80 million) of debenture redemption reserve as at March 31, 2020 and March 31, 2021 respectively.

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

If profits are used to redeem preference shares, the value of the nominal amount of shares redeemed should be transferred from profits (retained earnings) to the preference share redemption reserve account. This amount should then be utilised for the purpose of redemption of redeemable preference shares. This reserve can be used to issue fully paid-up bonus shares to the shareholders of Vedanta Limited. Retained earnings include ₹ 30,869 million and ₹ 30,869 million ($ 422 million) of preference share redemption reserve as at March 31, 2020 and March 31, 2021 respectively.

Capital reserve

The balance in capital reserve as at March 31, 2020 and March 31, 2021 is ₹ 184,328 million and ₹ 182,697 million ($ 2,498 million) respectively. The balance in capital reserve has mainly arisen pursuant to extinguishment of non-controlling interests of erstwhile Cairn India Limited and acquisition of ASI. Further, changes in capital reserve are due to recognition/derecognition of put option liability and non-controlling interests pertaining to ASI.

31. Non-controlling Interests (‘NCI’)

Details of subsidiaries that have material non-controlling interests

The Group consists of a parent company, Vedanta Limited, incorporated in India and a number of subsidiaries held directly and indirectly by the Group which operate and are incorporated around the world. Note 34 to the financial statements lists the details of shareholdings in the subsidiaries.

The Non-controlling interests that are material to the Group relate to Hindustan Zinc Limited (HZL) and Bharat Aluminium Company Limited (BALCO) as at March 31, 2020 and March 31, 2021.

As at March 31, 2020, NCIs hold an economic interest by virtue of their shareholding of 35.08%, 49.00%, 26.00%, 48.37% and 4.51% in HZL, BALCO, BMM, ASI and ESL respectively. As at March 31, 2021, these holdings are 35.08%, 49.00%, 26.00%, 48.37%, 4.51% and 10% in HZL, BALCO, BMM, ASI, ESL and FPL respectively.

The principal place of business of HZL, BALCO, ESL and FPL is in India, BMM is in South Africa and ASI is in Japan, South Korea and Taiwan.

The table below shows summarized financial information of subsidiaries of the Group that have material non-controlling interests. The amounts are presented before inter-company eliminations.

	As at March 31, 2020
	(₹ in million)
	HZL	BALCO	Others	Total
Current assets	248,153	27,235	33,886	309,274
Non-current assets	213,673	113,872	99,626	427,171
Current liabilities	53,035	62,034	31,544	146,613
Non-current liabilities	1,842	32,992	74,411	109,245
Equity attributable to equity holders of the Parent	264,198	23,501	27,514	315,213
Non-controlling interests*	142,751	22,580	4,043	169,374

*	₹ 4,000 million ($ 53 million) (loss) attributable to NCI of ASI transferred to put option liability as at March 31, 2020

	As at March 31, 2021
	(₹ in million)
	HZL	BALCO	Others	Total
Current assets	245,694	28,748	41,604	316,046
Non-current assets	203,262	110,396	134,990	448,648
Current liabilities	77,512	53,990	37,575	169,077
Non-current liabilities	45,043	28,874	77,778	151,695
Equity attributable to equity holders of the Parent	211,900	28,703	59,236	299,839
Non-controlling interests*	114,501	27,577	7,374	149,452

*	₹ 5,369 million ($ 73 million) (loss) attributable to NCI of ASI transferred to put option liability as at March 31, 2021.

	As at March 31, 2021
	(US dollars In Million)
	HZL	BALCO	Others	Total
Current assets	3,359	393	569	4,321
Non-current assets	2,779	1,509	1,846	6,134
Current liabilities	1,060	738	514	2,312
Non-current liabilities	616	395	1,063	2,074
Equity attributable to equity holders of the Parent	2,897	392	810	4,099
Non-controlling interests	1,565	377	101	2,043

	For the Year Ended March 31, 2019
	(₹ In Million)
	HZL	BALCO	Others	Total
Revenue	208,336	100,491	62,660	371,487
Expenses	(130,710)	(100,287)	(61,384)	(292,381)

Profit / (loss) for the year	77,626	204	1,276	79,106

Profit / (loss) attributable to equity holders of the Parent	50,396	104	2,152	52,652
Profit / (loss) attributable to non-controlling interests	27,230	100	(876)	26,454

Profit / (loss) for the year	77,626	204	1,276	79,106

Other comprehensive income / (loss) attributable to the equity holders of the Parent	246	(182)	(2,298)	(2,234)
Other comprehensive income / (loss) attributable to non-controlling interests	136	(174)	(795)	(833)

Other comprehensive income / (loss) during the year	382	(356)	(3,093)	(3,067)

Total comprehensive income / (loss) attributable to the equity holders of the Parent	50,642	(78)	(146)	50,418
Total comprehensive income / (loss) attributable to non-controlling interests	27,366	(74)	(1,671)	25,621

Total comprehensive income / (loss) during the year	78,008	(152)	(1,817)	76,039

Dividends paid / payable to non-controlling interests, including dividend tax	(35,739)	—	—	(35,739)

Net cash inflow from operating activities	87,806	20,610	14,272	122,688
Net cash (outflow) / inflow from investing activities	(10,917)	(5,735)	(19,027)	(35,679)
Net cash (outflow) / inflow from financing activities	(96,301)	(11,552)	6,712	(101,141)

Net cash (outflow) / inflow	(19,412)	3,323	1,957	(14,132)

	For the Year Ended March 31, 2020
	(₹ In Million)
	HZL	BALCO	Others	Total
Revenue	183,321	87,465	65,667	336,453
Expenses	(115,651)	(89,262)	(74,126)	(279,039)
Profit / (loss) for the year	67,670	(1,797)	(8,459)	57,414
Profit / (loss) attributable to equity holders of the Parent	43,933	(916)	(4,751)	38,266
Profit / (loss) attributable to non-controlling interests	23,737	(881)	(3,708)	19,148

Profit / (loss) for the year	67,670	(1,797)	(8,459)	57,414

Other comprehensive income / (loss) attributable to the equity holders of the Parent	(649)	19	(2,102)	(2,732)
Other comprehensive income / (loss) attributable to non-controlling interests	(351)	18	(947)	(1,280)

Other comprehensive income / (loss) during the year	(1,000)	37	(3,049)	(4,012)

Total comprehensive income / (loss) attributable to the equity holders of the Parent	43,284	(897)	(6,853)	35,534
Total comprehensive income / (loss) attributable to non-controlling interests	23,386	(863)	(4,655)	17,868

Total comprehensive income / (loss) during the year	66,670	(1,760)	(11,508)	53,402

Net cash inflow / (outflow) from operating activities	74,282	1,069	7,017	82,368
Net cash (outflow) / inflow from investing activities	(36,247)	(1,904)	(6,204)	(44,355)
Net cash (outflow) / inflow from financing activities	(19,276)	(886)	(4,186)	(24,348)

Net cash inflow / (outflow)	18,759	(1,721)	(3,373)	13,665

	For the Year Ended March 31, 2021
	(₹ In Million)
	HZL	BALCO	Others	Total
Revenue	220,704	96,879	77,202	394,785
Expenses	(141,492)	(86,221)	(43,423)	(271,136)

Profit / (loss) for the year	79,212	10,658	33,779	123,649

Profit / (loss) attributable to equity holders of the Parent	51,424	5,436	32,682	89,542
Profit / (loss) attributable to non-controlling interests	27,788	5,222	1,097	34,107

Profit / (loss) for the year	79,212	10,658	33,779	123,649

Other comprehensive income / (loss) attributable to the equity holders of the Parent	(28)	(235)	2,866	2,603
Other comprehensive income / (loss) attributable to non-controlling interests	(15)	(225)	1,180	940

Other comprehensive income / (loss) during the year	(43)	(460)	4,046	3,543

Total comprehensive income / (loss) attributable to the equity holders of the Parent	51,396	5,201	35,548	92,145
Total comprehensive income / (loss) attributable to non-controlling interests	27,773	4,997	2,277	35,047

Total comprehensive income / (loss) during the year	79,169	10,198	37,825	127,192

Dividends paid / payable to non-controlling interests, including dividend tax	(56,029)	—	—	(56,029)

Net cash inflow from operating activities	191,094	13,996	12,708	217,798
Net cash (outflow) / inflow from investing activities	(111,459)	(3,083)	(5,337)	(119,879)
Net cash (outflow) / inflow from financing activities	(95,286)	(11,463)	(6,763)	(113,512)

Net cash (outflow) / inflow	(15,651)	(550)	608	(15,593)

	For the Year Ended March 31, 2021
	(US dollars in million)
	HZL	BALCO	Others	Total
Revenue	3,018	1,325	1,056	5,399
Expenses	(1,935)	(1,179)	(594)	(3,708)

Profit / (loss) for the year	1,083	146	462	1,691

Profit / (loss) attributable to equity holders of the Parent	703	74	448	1,225
Profit / (loss) attributable to non-controlling interests	380	72	14	466

Profit / (loss) for the year	1,083	146	462	1,691

Other comprehensive income / (loss) attributable to the equity holders of the Parent	(0)	(3)	39	36
Other comprehensive income / (loss) attributable to non-controlling interests	(0)	(3)	16	13

Other comprehensive income / (loss) during the year	(0)	(6)	55	49

Total comprehensive income / (loss) attributable to the equity holders of the Parent	703	71	487	1,261
Total comprehensive income / (loss) attributable to non-controlling interests	380	68	31	479

Total comprehensive income / (loss) during the year	1,083	139	518	1,740

Dividends paid / payable to non-controlling interests, including dividend tax	(766)	—	—	(766)

Net cash inflow / (outflow) from operating activities	2,613	191	174	2,978
Net cash (outflow) / inflow from investing activities	(1,524)	(42)	(73)	(1,639)
Net cash (outflow) / inflow from financing activities	(1,303)	(157)	(92)	(1,552)

Net cash inflow / (outflow)	(214)	(8)	9	(213)

The effect of changes in ownership interests in subsidiaries that did not result in a loss of control is as follows:

For the Year Ended March 31, 2019
(₹ In Million)
	HZL	BALCO	Others	Total
Changes in NCI	—	—	—	—

For the Year Ended March 31, 2020
(₹ In Million)
	HZL	BALCO	Others	Total
Changes in NCI	—	—	(2,342)	(2,342)

For the Year Ended March 31, 2021
(₹ In Million)
	HZL	BALCO	Others	Total
Changes in NCI	—	—	—	—

For the Year Ended March 31, 2021
(US Dollars In Million)
	HZL	BALCO	Others	Total
Changes in NCI	—	—	—	—

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

Net debt are non-current and current debt as reduced by cash and cash equivalents, other bank balances, current investments. Equity comprises all components including other comprehensive income.

The following table summarizes the capital of the Group:

As at March 31,	2020	2021	2021
	(₹ in million)	(₹ in million)	(US dollars in million)
Equity	681,895	734,049	10,036

Cash and cash equivalents[a]	50,598	48,537	664
Short term investments[a]	326,639	276,494	3,780
Non-current bank deposits[b]	338	1,107	15

Total cash (a)	377,575	326,138	4,459
Current borrowings (Note 22)	212,231	189,600	2,592
Non-current borrowings (Note 22)	367,244	379,622	5,191

Total debt (b)	579,475	569,222	7,783
Net debt (c=(b-a))	201,900	243,084	3,324

Total capital (equity+net debt) (d)	883,795	977,133	13,360

Gearing ratio (c/d)	0.2	0.2	0.2

a)

The constituents of ‘total cash’ for the purpose of capital management disclosure includes only those amounts of restricted funds that are corresponding to liabilities (e.g. margin money deposits). Consequently, restricted funds of ₹ 1,530 million and ₹ 6,352 million ($ 87 million) as at March 31, 2020 and March 31, 2021 respectively have been excluded from ‘total cash’ in the capital management disclosures. Till March 31, 2020 such restricted balance were also included in total cash. (Refer notes 19, 20 and 17).

b)

Additionally, Non-current bank deposits of ₹ 338 million and ₹ 1,107 million ($ 15 million) as at March 31, 2020 and March 31, 2021 respectively have been included to form part of ‘total cash’ in the capital management disclosures.

33. Commitments, guarantees, contingencies and other disclosures

In the normal course of business, the Group enters into certain capital commitments and also gives certain financial guarantees.

A. Capital commitments

The Group has a number of continuing operational and financial commitments in the normal course of business including:

•	Exploratory mining commitments;

•	Oil & gas commitments;

•	Mining commitments arising under production sharing agreements; and

•	Completion of the construction of certain assets.

Estimated amount of contracts remaining to be executed on capital accounts and not provided for:

	As at,
	March 31, 2020	March 31, 2021	March 31, 2021
	(₹ in million)	(₹ in million)	(US dollars in million)
Oil & Gas sector
Cairn Oil & Gas	31,464	15,547	213

Aluminium sector
Lanjigarh Refinery (Phase II)	15,728	11,877	162
Jharsuguda 1.25 MTPA smelter	4,140	4,630	63

Zinc sector
Zinc India (mines expansion, solar and smelter)	9,123	3,625	50
Gamsberg mining & milling project	1,306	938	13

Copper sector
Tuticorin Smelter 400 KTPA*	27,913	29,951	410

Others	16,112	18,722	256

Total	105,786	85,290	1,167

*	currently contracts are under suspension under the force majeure clause as per the contract

Committed work programme (Other than capital commitment):

	As at,
	March 31, 2020	March 31, 2021	March 31, 2021
	(₹ in million)	(₹ in million)	(US dollars in million)
Oil & Gas sector
Cairn India (OALP - Oil and Gas blocks)	58,409	56,254	769

Other Commitments

(i)

Power Division of the Company has signed a long term power purchase agreement (PPA) with Gridco Limited for supply of 25% of power generated from the power station with additional right to purchase power at (5%/7%) at variable cost as per the conditions referred to in PPA. The PPA has a tenure of twenty five years, expiring in FY2037.

(ii)

TSPL has signed a long term power purchase agreement (PPA) with Punjab State Power Corporation Limited (PSPCL) [formerly known as Punjab State Electricity Board (PSEB)] for supply of power generated from the power plant. The PPA has tenure of twenty five years, expiring in FY2042.

B. Guarantees

The aggregate amount of indemnities and other guarantees on which the Group does not expect any material losses, was ₹ 64,878 million and ₹ 62,810 million ($ 860 million) as at March 31, 2020 and March 31, 2021 respectively.

The Group has given guarantees in the normal course of business as stated below:

•

Guarantees and bonds advanced to the customs authorities in India of ₹ 4,713 million and ₹ 6,477 million ($ 89 million) as at March 31, 2020 and March 31, 2021 respectively relating to the export and payment of import duties on purchases of raw material and capital goods.

•	Guarantees issued for Group’s share of minimum work programme commitments of ₹ 29,059 million and ₹ 28,888 million ($ 395 million) as at March 31, 2020 and March 31, 2021 respectively.

•	Guarantees of ₹ 537 million and ₹ 794 million ($ 11 million) issued under bid bond for placing bids as at March 31, 2020 and March 31, 2021 respectively.

•

Bank guarantees of ₹ 1,150 million and ₹ 1,150 million ($ 16 million) outstanding as at March 31, 2020 and March 31, 2021 respectively has been provided by the Group on behalf of Volcan Investments Limited to Income tax department, India as a collateral in respect of certain tax disputes.

•

Other guarantees of ₹ 29,419 million and ₹ 25,501 million ($ 349 million) as at March 31, 2020 and March 31, 2021 respectively issued for securing supplies of materials and services, in lieu of advances received from customers, litigation, for provisional valuation of custom duty and also to various agencies, suppliers and government authorities for various purposes. The Group does not anticipate any liability on these guarantees.

C. Export Obligations

The Indian entities of the Group have export obligations of ₹ 38,269 million and ₹ 21,653 million ($ 296 million) as at March 31, 2020 and March 31, 2021 respectively on account of concessional rates of import duty paid on capital goods under the Export Promotion Capital Goods Scheme and under the Advance License Scheme for the import of raw material laid down by the Government of India.

In the event of the Group’s inability to meet its obligations, the Group’s liability would be ₹ 6,072 million and ₹ 3,534 million ($ 48 million) as at March 31, 2020 and March 31, 2021 respectively, plus applicable interest.

The Group has given bonds of ₹ 16,950 million and ₹ 17,750 million ($ 243 million) as at March 31, 2020 and March 31, 2021 respectively to custom authorities against these export obligations.

D. Contingencies

The Group discloses the following legal and tax cases as contingent liabilities.

Hindustan Zinc Limited: Department of Mines and Geology

The Department of Mines and Geology of the State of Rajasthan issued several show cause notices to HZL in August, September and October 2006, aggregating ₹ 3,339 million ($ 46 million) as at March 31, 2020 and March 31, 2021 claiming unlawful occupation and unauthorised mining of associated minerals other than zinc and lead at HZL’s Rampura Agucha, Rajpura Dariba and Zawar mines in Rajasthan during the period from July 1968 to March 2006. In response, HZL filed a writ petition against these show cause notices before the High Court of Rajasthan in Jodhpur. In October 2006, the High Court issued an order granting a stay and restrained the Department of Mines and Geology from undertaking any coercive measures to recover the penalty. In January 2007, the High Court issued another order granting the Department of Mines and Geology additional time to file their reply and also ordered the Department of Mines and Geology not to issue any orders cancelling the lease. The State Government filed for an early hearing application in the High Court. The High Court has passed an order rejecting the application stating that Central Government should file their replies. HZL believes it is unlikely that the claim will lead to a future obligation and thus no provision has been made in the financial statements.

Vedanta Limited: Income tax

Vedanta Limited (notice was served on Cairn India Limited which subsequently merged with Vedanta Limited, accordingly now referred to as Vedanta Limited/Company) received a demand totalling ₹ 204,947 million ($ 2,802 million) (including interest of ₹ 102,473 million ($ 1,401 million)) holding the Company as ‘assessee in default’ as per Section 201 of Indian Income Tax Act. The Group has challenged the said order and presently pending before the Income Tax Appellate Tribunal (ITAT). The Group also filed a writ petition before the Delhi High Court wherein it has raised several grounds against the order said order. The matter came up for hearing on February 05, 2020 before Delhi High Court but adjourned and the next date of hearing is July 29, 2021. Separately, Vedanta Resources Limited has filed a Notice of Claim against the Government of India (‘GOI’) under the UK-India Bilateral Investment Treaty (the BIT). Hearing already concluded in May 2019 and award awaited. Separately Cairn UK Holdings Limited (“CUHL”), on whom the primary liability of income tax lies, had received an Order from the ITAT in the financial year 2016-17 holding that the transaction is taxable in view of the clarificatory amendment in the law but also acknowledged that amendment being a retrospective transaction, interest would not be levied. Hence affirming a demand of ₹ 102,473 million ($ 1,401 million) excluding the interest portion that had previously been claimed. Against this demand Tax authorities have recovered ₹ 58,680 million ($ 802 million) from the CUHL. Vedanta has also paid interim dividend of ₹ 50 million ($ 1 million) to the Tax authorities and thus reducing the liability to ₹ 43,840 million ($ 598 million).

In related proceedings, the International Arbitration Tribunal ruled unanimously in the case of Cairn Energy Plc that India had breached its obligations under the BIT. The Company understands that Government of India has challenged the ruling before the International Court of Justice at The Hague. As the Cairn Energy Plc Arbitration award received on December 23, 2020 regarding retrospective tax will have a direct influence upon the Group’s case, due to the fact that primary liability of paying the income tax is CUHL’s and in this case there is expected to be no income tax liability in the hands of CUHL, the claim of amounts assessed as in default against the Group should be eliminated. Further going by the recent ruling of Supreme court in an another unrelated matter, it was held that person under Section 195 cannot be held responsible to do impossible in case of retrospective act. Thus, it was impossible for Vedanta Limited (successor in the business of Cairn India Limited) to deduct income tax and can’t be held responsible for default under Section 201. The Group believes that owing to the similarity in the facts of the case it has a good case to argue and accordingly it is unlikely that any liability will devolve upon the group.

Ravva Joint Venture arbitration proceedings

ONGC Carry

The Ravva Production Sharing Contract (PSC) obliges the contractor parties to pay a proportionate share of ONGC’s exploration, development, production and contract costs in consideration for ONGC’s payment of costs related to the construction and other activities it conducted in Ravva prior to the effective date of the Ravva PSC (the ONGC Carry). The question as to how the ONGC Carry is to be recovered and calculated, along with other issues, was submitted to an International Arbitration Tribunal in August 2002 which rendered a decision on the ONGC Carry in favour of the contractor parties (including Vedanta Limited (Cairn India Limited which subsequently merged with Vedanta Limited, accordingly now referred to as Vedanta Limited)) whereas four other issues were decided in favour of Government of India (GOI) in October 2004 (Partial Award). The GOI then proceeded to challenge the ONGC Carry decision before the Malaysian courts, as Kuala Lumpur was the seat of the arbitration. The Federal Court of Malaysia upheld the Partial Award. As the Partial Award did not quantify the sums, therefore, contractor parties approached the same Arbitration Tribunal to pass a Final Award in the subject matter since it had retained the jurisdiction to do so. The Arbitral Tribunal was reconstituted and the Final Award was passed in October 2016 in Vedanta Limited’s favour. GOI’s challenge of the Final Award has been dismissed by the Malaysian High Court and the next appellate court in Malaysia, i.e., Malaysian Court of Appeal. GOI then filed an appeal at Federal Court of Malaysia. The matter was heard on February 28, 2019 and the Federal Court dismissed GOI’s leave to appeal. The Company has also filed for the enforcement of the Partial Award and Final Award before the Hon’ble Delhi High Court. The matter is now listed for hearing in the Hon’ble Delhi High Court, which is pending adjudication.

Base Development Cost

Ravva joint operations had received a claim from the Ministry of Petroleum and Natural Gas, Government of India (GOI) for the period from 2000-2005 for ₹ 9,455 million ($ 129 million) for an alleged underpayment of profit petroleum (by recovering higher Base Development Costs (“BDC”) against the cap imposed in the PSC) to the Government of India (GOI), out of which, Vedanta Limited’s (Cairn India Limited which subsequently merged with Vedanta Limited, accordingly now referred to as Vedanta Limited) share will be ₹ 2,126 million ($ 29 million) plus interest. Joint venture partners initiated the arbitration proceedings and Arbitration Tribunal published the Award in January 2011 allowing claimants (including Vedanta Limited) to recover the development costs spent to the tune of ₹ 20,377 million ($ 278 million) and disallowed over run of ₹ 1,613 million ($ 22 million) spent in respect of BDC along with 50% legal costs.

Finally, the Supreme Court of India on September 16, 2020 pronounced the order in favour of Vedanta, rejecting all objections of the GOI and allowed enforcement of the Arbitration Award. With the Supreme Court order the Ravva BDC Matter stands closed.

In connection with the above two matters, the Company has received an order dated October 22, 2018 from the GOI directing oil marketing companies (OMCs) who are the offtakers of Ravva Crude to divert the sale proceeds to Government’s account. GOI alleges that the Ravva Joint Operations (consisting of four joint venture partners) has short paid profit petroleum of ₹ 23,015 million (US$ 314 million) (the Company’s share approximately - ₹ 6,817 million (US$ 93 million)) on account of the two disputed issues of ONGC Carry and BDC matters, out of which ₹ 4,691 Crore (US$ 64 million) pertains to ONGC Carry and ₹ 2,126 Crore (US$ 29 million) pertains to BDC Matter. Against an interim application, filed by Vedanta Limited along with one of its joint venture partner, for seeking stay of such action from GOI, before the Delhi High Court, the Court directed the OMCs to deposit above sums to the Delhi High Court for both BDC and ONGC Carry matters. However, Vedanta Limited (and other joint venture partner) has been given the liberty to seek withdrawal of the amounts from the Court upon furnishing a bank guarantee of commensurate value. On the basis of the above direction, the customers have deposited ₹ 6,817 million ($ 93 million) out of which ₹ 6,157 million ($ 84 million) has been withdrawn post submission of bank guarantee.

The Hon’ble Delhi High Court (HC) vide its order dated May 28, 2020 read with order dated June 4, 2020 has directed that all future sale proceeds of Ravva Crude w.e.f. June 5, 2020 be paid directly to Vedanta Limited by the OMCs. In view of the closure of the BDC matter, the Company has also filed an application in HC on September 22, 2020 seeking refund of remaining ₹ 660 million (US$ 9 million) and release of Bank guarantees submitted in Court pertaining to the BDC matter. The high court has since released bank guarantees of ₹ 1,466 million (US$ 20 million).

During the proceedings of the above matter, the GOI has also filed an interim application seeking deposit by the said OMCs of an amount of ₹ 6,377 million ($ 87 million) (Vedanta’s share of ₹ 4,105 million ($ 56 million) towards interest on the alleged short payment of profit petroleum by the petitioners, i.e., Vedanta Limited (and other joint venture partner). The matter is pending before the Delhi High Court along with ONGC carry case.

While the Company does not believe the GOI will be successful in its challenge, if the Arbitral Awards in above matters are reversed and such reversals are binding, the Company would be liable for approximately ₹ 6,958 million plus interest and ₹ 4,691 million ($ 64 million) plus interest as at March 31, 2020 and March 31, 2021 respectively.

Proceedings related to the Imposition of Entry Tax

Vedanta Limited and other Group companies, i.e., Bharat Aluminium Company Limited (BALCO) and Hindustan Zinc Limited (HZL) challenged the constitutional validity of the local statutes and related notifications in the states of Chhattisgarh, Odisha and Rajasthan pertaining to the levy of entry tax on the entry of goods brought into the respective states from outside.

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

The total claims against Vedanta Limited and its subsidiaries are ₹ 13,664 million and ₹ 14,119 million ($ 193 million) net of provisions made as at March 31, 2020 and March 31, 2021 respectively.

BALCO: Challenge against imposition of Energy Development Cess

BALCO challenged the imposition of Energy Development Cess levied on generators and distributors of electrical energy at 10 paise per unit on the electrical energy sold or supplied before the High Court on the grounds that the Cess is effectively on production and not on consumption or sale since the figures of consumption are not taken into account and the Cess is discriminatory since captive power plants are required to pay at the rate of 10 paise while the State Electricity Board is required to pay at 5 paise. The High Court of Chhattisgarh by order dated December 15, 2006 declared the provisions imposing ED Cess on CPPs as discriminatory and therefore ultra vires the Constitution. BALCO has sought refund of Cess paid till March 2006 amounting to ₹ 345 million ($ 5 million).

The State of Chhattisgarh moved a Special Leave Petition in the Supreme Court (the SC) and the SC whilst issuing notice has stayed the refund of the Cess already deposited and the Supreme Court has also directed the State of Chhattisgarh to raise the bills but no coercive action be taken for recovery of the same. Final argument in this matter started before the Supreme Court. In case the Supreme Court overturns the decision of the High Court, the Group would be liable to pay an additional amount of ₹ 8,407 million and ₹ 9,304 million ($ 127 million) as at March 31, 2020 and March 31, 2021 respectively. Accordingly, the total exposure on the Group would be ₹ 8,752 million and ₹ 9,650 million ($ 132 million) as at March 31, 2020 and March 31, 2021 respectively.

Miscellaneous disputes- Income tax

The Group is involved in various tax disputes amounting to ₹ 19,093 million and ₹ 19,442 million ($ 266 million) as at March 31, 2020 and March 31, 2021 respectively relating to income tax. It also includes similar matters where initial assessment is pending for subsequent periods and where the Group has made claims and assessments are in progress. These mainly relate to the disallowance of tax holiday for 100% Export Oriented Undertaking under section 10B of the Income Tax Act, 1961, disallowance of tax holiday benefit on production of gas under section 80IB of the Income Tax Act, 1961, on account of depreciation disallowances under the Income Tax Act and interest thereon which are pending at various appellate levels. Interest and penalty, if any would be additional. Refer note 9(e) for other income tax disputes.

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

The approximate value of claims (excluding the items as set out separately above) against the Group companies total ₹ 39,960 million and ₹ 47,820 million ($ 654 million) as at March 31, 2020 and March 31, 2021 respectively.

The Group considers that it can take steps such that the risks can be mitigated and that there will no significant unprovided liabilities arising.

Except as described above, there are no pending litigations which the Group believes could reasonably be expected to have a material adverse effect on the results of operations, cash flows or the financial position of the Group.

34. Interest in Other entities

a)	Subsidiaries

The Group’s subsidiaries as at March 31, 2021 are as follows:

Susbsidiaries	Principal activities	Country of Incorporation	Immediate holding company	The Company’s / Immediate holding Company’s percentage holding (in %) as at March 31, 2020	The Company’s / Immediate holding Company’s percentage holding (in %) as at March 31, 2021
Cairn Energy India Pty Limited[2]	Oil and gas exploration, development and production	Australia	Cairn India Holdings Limited	100.00	—
Copper Mines of Tasmania Pty Limited (“CMT”)	Copper mining	Australia	Monte Cello BV	100.00	100.00
Thalanga Copper Mines Pty Limited (“TCM”)	Copper mining	Australia	Monte Cello BV	100.00	100.00
Bharat Aluminium Company Limited (“BALCO”)	Aluminium mining and smelting	India	Vedanta Limited	51.00	51.00

Susbsidiaries	Principal activities	Country of Incorporation	Immediate holding company	The Company’s / Immediate holding Company’s percentage holding (in %) as at March 31, 2020	The Company’s / Immediate holding Company’s percentage holding (in %) as at March 31, 2021
Electrosteel Steels Limited	Manufacturing of Steel & DI Pipe	India	Vedanta Limited	95.49	95.49
Goa Sea Port Private Limited	Infrastructure	India	Sterlite Ports Limited	100.00	100.00
Hindustan Zinc Limited (“HZL”)	Zinc mining and smelting	India	Vedanta Limited	64.92	64.92
MALCO Energy Limited (“MEL”)	Power generation	India	Vedanta Limited	100.00	100.00
Maritime Ventures Private Limited	Infrastructure	India	Sterlite Ports Limited	100.00	100.00
Paradip Multi Cargo Berth Private Limited	Infrastructure	India	Vedanta Limited	100.00	100.00
Sesa Mining Corporation Limited	Iron ore mining	India	Sesa Resources Limited	100.00	100.00
Sesa Resources Limited (“SRL”)	Iron ore mining	India	Vedanta Limited	100.00	100.00
Sterlite Ports Limited	Infrastructure	India	Vedanta Limited	100.00	100.00
Talwandi Sabo Power Limited (“TSPL”)	Power generation	India	Vedanta Limited	100.00	100.00
Vizag General Cargo Berth Private Limited	Infrastructure	India	Vedanta Limited	100.00	100.00
Killoran Lisheen Finance Limited(a)	Investment company	Ireland	Vedanta Lisheen Holdings Limited	100.00	100.00
Killoran Lisheen Mining Limited	Development of a Zinc and lead mine	Ireland	Vedanta Lisheen Holdings Limited	100.00	100.00
Lisheen Milling Limited	Manufacturing[3]	Ireland	Vedanta Lisheen Holdings Limited	100.00	100.00

Susbsidiaries	Principal activities	Country of Incorporation	Immediate holding company	The Company’s / Immediate holding Company’s percentage holding (in %) as at March 31, 2020	The Company’s / Immediate holding Company’s percentage holding (in %) as at March 31, 2021
Lisheen Mine Partnership	Development and operation of a zinc/ lead mine	Ireland	50% each held by Killoran Lisheen Mining Limited & Vedanta Lisheen Mining Limited	100.00	100.00
Vedanta Exploration Ireland Limited(a)	Exploration company	Ireland	Vedanta Lisheen Holdings Limited	100.00	100.00
Vedanta Lisheen Holdings Limited	Investment company	Netherlands	THL Zinc Holding BV	100.00	100.00
Vedanta Lisheen Mining Limited	Zinc and lead mining	Ireland	Vedanta Lisheen Holdings Limited	100.00	100.00
AvanStrate Inc. (‘ASI’)	Holding Company	Japan	Cairn India Holdings Limited	51.63	51.63
Cairn India Holdings Limited	Investment company	Jersey	Vedanta Limited	100.00	100.00
Western Cluster Limited	Iron ore mining	Liberia	Bloom Fountain Limited	100.00	100.00
Bloom Fountain Limited	Operating (Iron ore) and Investment Company	Mauritius	Vedanta Limited	100.00	100.00
CIG Mauritius Holdings Private Limited(a)	Investment Company	Mauritius	Cairn Energy Hydrocarbons Limited	100.00	100.00
CIG Mauritius Private Limited(a)	Investment Holding Company and to provide services and resources relevant to oil & gas exploration, production and development	Mauritius	CIG Mauritius Holdings Private Limited	100.00	100.00
THL Zinc Limited	Investment company	Mauritius	THL Zinc Ventures Ltd	100.00	100.00
THL Zinc Ventures Limited	Investment company	Mauritius	Vedanta Limited	100.00	100.00
Amica Guesthouse (Proprietary) Limited	Accommodation and catering services	Namibia	SZPL	100.00	100.00
Namzinc (Proprietary) Limited	Owns and operates zinc refinery	Namibia	SZPL	100.00	100.00
Skorpion Mining Company (Proprietary) Limited (‘NZ’)	Exploration, development, treatment production and sale of zinc ore	Namibia	SZPL	100.00	100.00
Skorpion Zinc (Proprietary) Limited (‘SZPL’)	Operating (Zinc) and Investment Company	Namibia	VNHL	100.00	100.00
THL Zinc Namibia Holdings (Proprietary) Limited (“VNHL”)	Mining and Exploration and Investment company	Namibia	THL Zinc Ltd	100.00	100.00

Susbsidiaries	Principal activities	Country of Incorporation	Immediate holding company	The Company’s / Immediate holding Company’s percentage holding (in %) as at March 31, 2020	The Company’s / Immediate holding Company’s percentage holding (in %) as at March 31, 2021
Lakomasko BV	Investment company	Netherlands	THL Zinc Holding BV	100.00	100.00
Monte Cello BV (“MCBV”)	Holding company	Netherlands	Vedanta Limited	100.00	100.00
THL Zinc Holding BV	Investment company	Netherlands	Vedanta Limited	100.00	100.00
Cairn Energy Discovery Limited[2]	Oil and gas exploration, development and production	Scotland	Cairn India Holdings Limited	100.00	—
Cairn Energy Gujarat Block 1 Limited	Oil and gas exploration, development and production	Scotland	Cairn India Holdings Limited	100.00	100.00
Cairn Energy Hydrocarbons Limited	Oil and gas exploration, development and production	Scotland(b)	Cairn India Holdings Limited	100.00	100.00
Cairn Exploration (No. 2) Limited[2]	Oil and gas exploration, development and production	Scotland	Cairn India Holdings Limited	100.00	—
Black Mountain Mining (Proprietary) Limited	Exploration, development, production and sale of zinc, lead, copper and associated mineral concentrates	South Africa	THL Zinc Ltd	74.00	74.00
Cairn South Africa Pty Limited[4]	Oil and gas exploration, development and production	South Africa	Cairn Energy Hydrocarbons Limited	100.00	100.00
AvanStrate Korea Inc	Manufacturer of LCD glass substrate	South Korea	Avanstrate (Japan) Inc.	100.00	100.00
Cairn Lanka Private Limited	Oil and gas exploration, development and production	Sri Lanka	CIG Mauritius Private Limited	100.00	100.00
AvanStrate Taiwan Inc	Manufacturer of LCD glass substrate	Taiwan	Avanstrate (Japan) Inc.	100.00	100.00
Fujairah Gold FZC	Manufacturing of Copper Rod and Refining of Precious Metals (Gold & Silver)	United Arab Emirates	Malco Energy Limited	100.00	100.00
Sterlite (USA) Inc.(a)	Investment company	United States of America	Vedanta Limited	100.00	100.00
Ferro Alloy Corporation Limited (FACOR) (c)	Manufacturing of Ferro Alloys and Mining	India	Vedanta Limited	—	100.00
FACOR Alloys corporation Limited(c)	Real estate	India	FACOR	—	100.00
FACOR Power Limited(c)	Power Generation	India	FACOR	—	90.00

(a)	Under liquidation
(b)	Principal place of business is in India
(c)	Acquired with effect from September 21, 2020
1)	The Group also has interest in certain trusts which are neither significant nor material to the Group.
2)	Cairn Exploration (No. 2) Limited and Cairn Energy Discovery Limited have been dissolved w.e.f. September 22, 2020. Cairn Energy India (Pty) Ltd. deregistered on August 26, 2020.
3)	Activity of the company ceased in February 2016.
4)	deregistered w.e.f. April 06, 2021.

b) Joint Operations

The Group participates in several unincorporated joint operations which involve the joint control of assets used in oil and gas exploration and producing activities which are as follows:

		Participating Interest (%)
Operating Blocks	Area	As at March 31, 2020	As at March 31, 2021
India:
Ravva block – Exploration and production	Krishna Godavari	22.50	22.50
CB-OS/2 – Exploration	Cambay Offshore	60.00	60.00
CB-OS/2 – Development & production	Cambay Offshore	40.00	40.00
RJ-ON-90/1 – Exploration	Rajasthan Onshore	100.00	100.00
RJ-ON-90/1 – Development & production	Rajasthan Onshore	70.00	70.00
KG-OSN-2009/3 – Exploration	Krishna Godavari Offshore	100.00	100.00
Non-Operating Blocks
India:
KG-ONN-2003/1	Krishna Godavari Onshore	49.00	49.00

(1)	South Africa Block1-Exploration was relinquished on September 10, 2019.

35. Related party transactions

List of related parties and relationships –

A)	Entities Controlling the Company (Holding Companies)

•	Volcan Investments Limited (‘Volcan’)

•	Volcan Investments Cyprus Limited

Intermediate Holding Companies

•	Vedanta Resources Limited (formerly Vedanta Resources Plc)

•	Vedanta Resources Holdings Limited

•	Twin Star Holdings Limited

•	Finsider International Company Limited

•	Westglobe Limited

•	Welter Trading Limited

•	Richter Holdings Limited

•	Vedanta Resources Finance Limited

•	Vedanta Resources Cyprus Limited

•	Vedanta Holdings Mauritius II Limited (c)

B)	Fellow subsidiaries (with whom transactions have taken place)

•	Konkola Copper Mines (a)

•	Sterlite Technologies Limited

•	Sterlite Power Transmission Limited

•	Sterlite Iron and Steel Company Limited

•	Sterlite Power Grid Ventures Limited

•	Twin Star Technologies Limited

C)	Post Retirement Benefit Plan

•	Balco Employees Provident Fund Trust

•	Hindustan Zinc Ltd Employees Contributory Provident Fund Trust

•	Sesa Group Employees Provident Fund Trust

•	Sesa Mining Corporation Limited Employees Provident Fund Trust

•	Sesa Resources Limited Employees Provident Fund Trust

•	HZL Employee group Gratuity Trust

•	Sesa Group Employees Gratuity Fund and Sesa Group Executives Gratuity Fund

•	Sesa Resources Limited Employees Gratuity Fund

•	Sesa Mining Corporation Limited Employees Gratuity Fund

•	HZL Superannuation Trust

•	Sesa Group Executives Superannuation scheme Fund

•	Sesa Resources Limited and Sesa Mining Corporation Limited Employees Superannuation Fund

•	FACOR Superannuation Trust (d)

•	FACOR Employees Gratuity Scheme (d)

D)	Associates and Joint Ventures (with whom transactions have taken place)

•	RoshSkor Township (Pty) Ltd

•	Goa Maritime Private Limited

E)	Other Related Parties (with whom transactions have taken place)

I)	Enterprises over which key management personnel/their relatives have control or significant influence

•	Vedanta Medical Research Foundation

•	Vedanta Foundation

•	Cairn Foundation

•	Sesa Community Development Foundation

•	Janhit Electoral Trust

•	Fujairah Gold Ghana

•	Runaya Refinery LLP

•	Minova Runaya Private Limited

II)	Enterprises which are Associates/Joint Ventures of entities under common control

•	India Grid trust (b)

(a)

Konkola Copper Mines Plc (KCM) ceased to be a related party w.e.f. May 21, 2019. The Company had total receivable of - ₹ 4,374 million (net of provision of ₹ 2,070 million)) as at 31 March 2020 and ₹ 2,107 million ($ 29 million) (net of provision of ₹ 4,234 million ($ 58 million)) as at 31 March 2021.

(b)	Ceased to be related party during the year ended March 31, 2020.

(c)	On December 24, 2020, Vedanta Holdings Mauritius II Limited purchased shares of Vedanta Limited.

(d)	Acquired during the year.

Ultimate controlling party

Vedanta Limited is a majority-owned and controlled subsidiary of Vedanta Resources Limited (‘VRL’). Volcan Investments Limited (‘Volcan’) and its wholly owned subsidiary together hold 100 % of the share capital and 100 % of the voting rights of VRL. Volcan is 100 % beneficially owned and controlled by the Anil Agarwal Discretionary Trust (‘Trust’). Volcan Investments Limited, Volcan Investments Cyprus Limited and other intermediate holding companies (except VRL) do not produce Group financial statements.

A summary of significant related party transactions for the year ended March 31, 2019, March 31, 2020 and March 31, 2021 are noted below:

		For the Year ended March 31, 2019
		Entities controlling the company/ Fellow Subsidiaries	Associates/ Joint Ventures	Others	Total
		(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)
	Income:
(i)	Sales	9,184	—	—	9,184
(ii)	Other Income
a)	Interest income /guarantee commission	394	—	—	394
b)	Outsourcing Service Income	30	—	—	30
c)	Dividend Income	162	—	—	162
	Expenditure and other transactions:
(i)	Purchases of goods/services	4,036	—	9	4,045
(ii)	Long Term Incentive Plan expense	148	—	—	148
(iii)	Management and brand fees expenses	3,389	—	—	3,389
(iv)	Reimbursement of other expenses (net of recovery)	(21)	—	—	(21)
(v)	Corporate Social Responsibility Expenditure / donation	—	—	1,329	1,329
(vi)	Contribution to Post retirement employee benefit trust	—	—	714	714
(vii)	Remuneration to relative of Key Managerial Personnel	—	—	151	151
(viii)	Commission/Sitting Fees
	-To Independent directors	—	—	42	42
	-To key management personnel	—	—	10	10
	-To relatives of key management personnel	—	—	3	3
(ix)	Dividend paid.
	-To Holding companies	35,126	—	—	35,126
	-To key management personnel	—	—	0	0
	-To relatives of key management personnel	—	—	4	4
	Transactions during the year:
(i)	Loans given / (repaid)	—	(15)	—	(15)
(ii)	Guarantee given / (taken)	(8,735)	—	687	(8,048)
(iii)	Guarantee relinquished	8,735	—	524	9,259
(iv)	Investment made/(redeemed)	(1,992)	—	—	(1,992)
(v)	Investments Purchased from	38,124	—	—	38,124

		For the Year ended March 31, 2020
		Entities controlling the company/ Fellow Subsidiaries	Associates/ Joint Ventures	Others	Total
		(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)
	Income:
(i)	Sales	8,554	—	22	8,576
(ii)	Other Income
a)	Interest income /guarantee commission	423	—	—	423
b)	Outsourcing Service Income	30	—	—	30
c)	Dividend Income	17	—	39	56
	Expenditure and other transactions:
(i)	Purchases of goods/services	581	—	67	648
(ii)	Long Term Incentive Plan (Recovery)	(4)	—	(2)	(6)
(iii)	Management and brand fees expenses	5,257	—	—	5,257
(iv)	Reimbursement of other expenses (net of recovery)	479	—	1	480
(v)	Corporate Social Responsibility Expenditure / donation	—	—	1,110	1,110
(vi)	Contribution to Post retirement employee benefit trust	—	—	1,117	1,117
(vii)	Remuneration to relative of Key Managerial Personnel	—	—	169	169
(viii)	Commission/Sitting Fees
	-To Independent directors	—	—	42	42
	-To key management personnel	—	—	40	40
	-To relatives of key management personnel	—	—	3	3
(ix)	Dividend paid.
	-To Holding companies	7,267	—	—	7,267
	-To key management personnel	—	—	0	0
	-To relatives of key management personnel	—	—	1	1
	Transactions during the year:
(i)	Loans given / (repaid)	0	(3)	—	(3)
(ii)	Financial guarantee given	—	—	2	2
(iii)	Financial guarantee relinquished	—	—	255	255
(iv)	Investment made/(redeemed) (Refer Note 35 (f))	(44,847)	—	—	(44,847)

		As at March 31, 2020
		Entities controlling the company/ Fellow Subsidiaries	Associates/ Joint Ventures	Others	Total
		(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)
	Balances as at year end:
(i)	Trade Receivables	30	—	—	30
(ii)	Loans	793	42	—	835
(iii)	Receivable from	1,325	10	23	1,358
(iv)	Trade Payables	1,143	—	67	1,210
(v)	Payable to	601	—	681	1,282
(vi)	Investments	1,013	—	—	1,013
(vii)	Guarantees outstanding given	—	—	255	255
(viii)	Banking Limits assigned/utilised/renewed to/for group companies (Refer Note 35 (d))	1,150	—	—	1,150
(ix)	Remuneration, Commission and consultancy fees payable to KMP and their relatives	—	—	63	63

		For the Year ended March 31, 2021
		Entities controlling the company/ Fellow Subsidiaries	Associates/ Joint Ventures	Others	Total	Total
		(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
	Income:
(i)	Sales	7,357	—	37	7,394	101
(ii)	Other Income
a)	Interest income /guarantee commission (Refer Note 35 (b))	6,697	—	—	6,697	92
b)	Outsourcing Service Income	36	—	—	36	0
c)	Dividend Income	17	—	—	17	0
	Expenditure and other transactions:
(i)	Purchases of goods/services	760	—	546	1,306	18
(ii)	Long Term Incentive Plan (Recovery)	—	—	—	—	—
(iii)	Management and brand fees expenses (Refer Note 35 (e))	9,855	—	—	9,855	135
(iv)	Reimbursement of other expenses (net of recovery)	904	—	(1)	903	12
(v)	Corporate Social Responsibility Expenditure / donation	—	—	629	629	9
(vi)	Contribution to Post retirement employee benefit trust	—	—	585	585	8
(vii)	Remuneration to relative of Key Managerial Personnel	—	—	127	127	2
(viii)	Commission/Sitting Fees
	-To Independent directors	—	—	35	35	0
	-To key management personnel	—	—	15	15	0
	-To relatives of key management personnel	—	—	3	3	0
(ix)	Dividend paid.
	-To Holding companies	17,703	—	—	17,703	242
	-To key management personnel	—	—	0	0	0
	-To relatives of key management personnel	—	—	2	2	0
(x)	Guarantee Commission Expense. (Refer Note 35 (a))	1,332	—	—	1,332	18
	Transactions during the year:
(i)	Loans given (Net of repayment of ₹ 11,170 million) ($ 153 million) (Refer Note 35 (b))	71,654	—	—	71,654	980
(ii)	Financial guarantee given (Refer Note 35 (b))	31,468	—	—	31,468	430
(iii)	Financial guarantee relinquished (Refer Note 35 (b))	31,458	—	115	31,573	432

		As at March 31, 2021
		Entities controlling the company/ Fellow Subsidiaries	Associates/ Joint Ventures	Others	Total	Total
		(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
	Balances as at year end:
(i)	Trade Receivables	466	—	—	466	6
(ii)	Loans (Refer Note 35 (b))	70,663	49	—	70,712	970
(iii)	Receivable from (Including brand fee prepaid) (Refer Note 35 (a,e,f))	9,271	10	23	9,304	127
(iv)	Trade Payables	973	—	215	1,188	16
(v)	Payable to (Including brand fee payable) (Refer note 35(e))	2,078	—	866	2,943	40
(vi)	Guarantees outstanding given (Refer Note 35 (a))	10	—	47	57	1
(vii)	Banking Limits assigned/utilised/renewed to/for group companies (Refer Note 35 (d))	1,150	—	—	1,150	16
(viii)	Remuneration, Commission and consultancy fees payable to KMP and their relatives	—	—	61	61	1

Remuneration of key management personnel

The remuneration of the key management personnel of the Group are set out below in aggregate for each of the categories specified in IAS 24 Related party disclosures.

	Year ended March 31,
	2019	2020		2021	2021
	(₹ in million)	(₹ in million)		(₹ in million)	(US dollars in million)
Short term employee benefits	413	396	*	277	4
Post-employment benefits**	14	79		10	0
Share based payments	45	12		2	0

Total	472	487		289	4

*

This includes reimbursement to the parent company for remuneration paid to the then CEO and Whole Time Director of the Company aggregating to ₹ 115 million (USD 2 million) for the year ended March 31, 2020.

**	Does not include the provision made for gratuity and leave benefits, as they are determined on an actuarial basis for all the employees together.

a) Vedanta Resources Limited (“VRL”), as a parent company, has provided financial and performance guarantee to the Government of India for erstwhile Cairn India group’s (“Cairn”) obligations under the Production Sharing Contract (‘PSC’) provided for onshore block RJ-ON-90/1, for making available financial resources equivalent to Cairn’s share for its obligations under the PSC, personnel and technical services in accordance with industry practices and any other resources in case Cairn is unable to fulfil its obligations under the PSC.

During the current year, the Board of Directors of the Company has approved a consideration to be paid for this guarantee at an annual charge of 1.2% of net exploration and development spend, subject to a minimum annual fee of ₹ 366 million ($ 5 million), applicable from April 2020 onwards to be paid in ratio of participating interests held equally by the Company and its step-down subsidiary, Cairn Energy Hydrocarbons Ltd (“CEHL”).

Similarly, VRL has also provided financial and performance guarantee to the Government of India for the Company’s obligations under the Revenue Sharing Contract (‘RSC’) in respect of 51 Blocks awarded under the Open Acreage Licensing Policy (“OALP”) by the Government of India. During the current year, the Board of Directors of the Company has approved a consideration to be paid for this guarantee consisting of one-time charge of ₹ 1,829 million ($ 25 million), i.e., 2.5% of the total estimated cost of initial exploration phase of approx. ₹ 73,140 million ($ 1 billion) and an annual charge of 1% of spend, subject to a minimum fee of ₹ 731 million ($ 10 million) and maximum fee of ₹ 1,463 million ($ 20 million) per annum.

Accordingly, the Company has recorded a guarantee commission expense of ₹ Nil and ₹ 1,332 million ($ 18 million) for the year ended March 31, 2020 and 2021 respectively and ₹ Nil and ₹ 1,610 million ($ 22 million) is outstanding as a pre-payment at March 31, 2020 and March 31, 2021 respectively.

b) In June 2020, as part of its cash management activities, the Company through its overseas subsidiaries extended certain loans and guarantee facilities, for a period upto 12 months, to Vedanta Resources Limited (“VRL”) and its subsidiaries (collectively “the VRL group”) which were drawn over a period of time carrying interest ranging from 3% to 7% and guarantee fee at 1%. In October 2020, certain terms of the loan facilities were modified primarily comprising extension of the tenor, increase in quantum and making it repayable in instalments by December 2023, which resulted in substantial modification of the instruments. Further, the guarantee was also extinguished. The difference in the fair value of the loan and guarantee was debited to equity as a transaction with the shareholder. The provisions of IFRS 9 – ‘Financial Instruments’ as applicable for assets which are credit impaired on initial recognition were applicable to loans aggregating to ₹ 8,923 million (US$ 122 million) to one of the subsidiaries of VRL.

Subsequently, in February 2021, the contractual rate of interest on these instruments were increased with retrospective effect to 14% to 17.5% to enable the Group to earn the fair market rate of interest, as was determined on the date of the origination of the transaction with an understanding to revise it further based on prevailing market conditions. Thereafter, in March 2021, since the credit default swap rates had stabilized, the Group revised the interest rate to 9.6% using a level 2 valuation approach by applying the prevailing US Dollar treasury rates and the company specific credit default swaps. The Group also benchmarked the said rate to the coupon rate on bonds issued to non-related third parties by the VRL group during the same period. As per the accounting requirements of IFRS 9 with respect to modification of loans, the net excess of loan amount over the present value of the modified contractual cash flows discounted at the original effective interest rate aggregating to ₹ 5,361 million (US$ 73 million) is reflected in the statements of changes in equity and cash flow as a transaction with the shareholder. The accounting effects of these transactions have been recorded for the first time in these financial statements and were not recorded in the interim financial statements of the Group as at and for the six months ended September 30, 2020.

As of March 31, 2021, loans of ₹ 70,653 million (US$ 966 million) are outstanding. The loans are now entirely held by a single subsidiary of VRL, which holds 37.1% shares (increased to 43.6% subsequent to the year-end) in the Company and is required to maintain the said level of shareholding during the tenure of the loans. The said entity also has a contractual ceiling on its borrowings, which is lower than the market value of its investments and other assets. Further, an accretive interest of ₹ 146 million (US$ 2 million) over and above the contractual interest has been accounted for in the statement of profit and loss.

Subsequent to the year end, in April 2021, the VRL group has repaid ₹ 15,140 Million (US$ 207 million) of the aforesaid loans. In May 2021, the overseas subsidiaries of the Company, entered into a novation agreements with the said subsidiary of VRL and agreed to novate ₹ 21,942 million (US$ 300 million) to another subsidiary of VRL with a revised rate of interest of 10.1%. Being a non-adjusting post balance sheet event, accounting effects of the same have not been recorded.

c) Cairn India Holdings Limited held bonds issued by Vedanta Resources Limited, the carrying value of which at the start of the year was ₹ 2,110 million (US$ 31 million), which have maturities ranging from June 2021 to May 2023 at coupon ranging from 7.13% to 8.25% p.a. During the year, investments have been disposed off in open market for a consideration of ₹ 2,117 million ($ 29 million).

d) Bank guarantee given by Vedanta Limited on behalf of Volcan Investments Limited in favour of Income Tax department, India as collateral in respect of certain tax disputes of Volcan Investments Limited.

e) In 2017, the Group had executed a three-year brand license agreement (“the Agreement”) with Vedanta Resources Ltd (‘VRL’) for the use of brand ‘Vedanta’ which envisaged payment of brand fee to VRL at 0.75% of turnover of the Company. Later, certain subsidiaries of the Company executed similar agreements with VRL to pay brand fee ranging between 0.75% - 1.50 % of their respective turnover. During the current year, the Agreement with the Company and some of its subsidiaries was renewed and certain additional services were also agreed to be provided by VRL. Based on updated benchmarking analysis conducted by independent experts, the brand and strategic service fee was re-negotiated at 2% of the turnover, while for the remaining subsidiaries the previous rates remain unchanged. Accordingly, the Group has recorded an expense of ₹ 3,130 million and ₹ 9,390 million ($ 128 million) for the year ended March 31, 2020 and 2021 respectively. The Group pays such fee in advance, at the start of the year based on estimated annual turnover.

f) During the financial year ended March 31, 2019, as part of its cash management activities, CIHL purchased an economic interest in a structured investment for the equity shares of Anglo American Plc (“AA Plc”), a company listed on the London Stock Exchange, from Volcan for a total consideration of ₹ 38,124 million (GBP 428 million, USD 541 million) determined based on an independent third-party valuation. In July 2019, the transaction was unwound and the investments were redeemed for a total consideration of ₹ 44,847 million (GBP 519 million, USD 639 million), representing the actual price Volcan realised from selling the shares of AA Plc. CIHL was informed that the said realization was net of applicable transaction costs of ₹ 926 million (GBP 10 million, USD 12 million), which in January 2021, CIHL agreed to bear. Accordingly, this amount has been recorded in the consolidated statements of profit or loss in the current year.

g) Loan balances outstanding from Sterlite Iron and Steel Company Limited and Twin Star Holding Limited of ₹ 49 million (USD 1 million) & ₹ 49 million (USD 1 million) and ₹ 748 million (USD 10 million) and ₹ 730 million (USD 10 million) as at March 31, 2020 and March 31, 2021 respectively, including accrued interest of ₹ 200 million ($ 3 million) has been provided for during the year ended March 31, 2021.

36. Subsequent Events

a)

As per the information received from Vedanta Resources Limited (“VRL” or “Acquirer”), VRL together with Twin Star Holdings Limited, Vedanta Holdings Mauritius Limited and Vedanta Holdings Mauritius II Limited, as persons acting in concert with the Acquirer (“PACs”), have acquired 374,231,161 equity shares of the Company under the voluntary open offer (“Open Offer”) made to the public shareholders of the Company in accordance with the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (“Takeover Regulations”) and thereby increasing their shareholding in the Company from the current 55.1% to 65.18%.

b)

The Government of Rajasthan launched an Amnesty Scheme in respect of settlement of Entry Tax disputes in February 2021. The scheme was subsequently modified in April 2021 by significantly increasing the rebate limits. Whereafter, the Group has opted for the same for one of its subsidiary, HZL. Consequentially, a charge of ₹ 1,342 million ($ 18 million) will get recorded in the subsequent period financial statements.

There are no other material adjusting or non-adjusting subsequent events, except as already disclosed in these financial statements.

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

The Company has challenged the validity of the majority award before the Hon’ble High Court at Delhi and sought for setting aside the arbitration award to the extent that it holds these clauses ineffective and inoperative. The Government of India also filed an application before the High Court to partially set aside the arbitral award in respect of certain matters involving valuation. The matter is currently scheduled for hearing by the Delhi High Court on August 11, 2020. Meanwhile, the Government of India without prejudice to its position on the Put / Call option issue has received approval from the Cabinet for divestment and the Government is looking to divest through the auction route.

On January 09, 2012, the Company offered to acquire the Government of India’s interests in HZL and BALCO for US$ 2,071 and US$ 238 respectively. This offer was separate from the contested exercise of the call options, and Company proposed to withdraw the ongoing litigations in relation to the contested exercise of the options should the offer be accepted. To date, the offer has not been accepted by the Government of India and therefore, there is no certainty that the acquisition will proceed.

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

(c) The Company is purchasing bauxite under long term linkage arrangement with Orissa Mining Corporation Ltd (hereafter referred as OMC) at provisional prices of ₹ 1,000/MT from October 2020 onwards (based on interim order dated October 08, 2020 of the Hon’ble high court of Odisha), which is subject to final outcome of the writ petition filed by the company as mentioned below. The last successful e-auction based price discovery was done by OMC in April 2019 at ₹ 673/MT and supplied bauxite at this rate from Sep 2019 to Sep 2020 against an undertaking furnished by the Company to compensate any differential price discovered through future successful national e-auctions. Though the OMC conducted the next e-auction on August 31, 2020 with floor price of ₹ 1,707/MT determined on the basis of Rule 45 of Minerals (Other than Atomic and Hydro Carbons Energy Minerals) Concession Rules, 2016 (hereafter referred as the Rules), no bidder at that floor price participated and hence, the auction was not successful. However, OMC raised demand of ₹ 2,810 million ($ 38 million) on the Company towards differential pricing and interest for bauxite supplied till September 2020 considering the auction base price of INR 1,707/MT.

The Company had then filed a writ petition before Hon’ble High Court of Odisha in September 2020 for resumption of bauxite supply in accordance with applicable Government of Odisha Gazette notification dated February 24, 2018. Hon’ble High Court has issued interim Order dated October 8, 2020 directing that the petitioner shall be permitted to lift the quantity of bauxite mutually agreed under the terms of the long term linkage arrangement for the remaining period of the financial year 2020-21 on payment of ₹ 1,000/MT and furnishing an undertaking for the differential amount with the floor price arrived at by OMC under the rules, along with applicable interest, subject to final outcome of the writ petition.

OMC re-conducted e-auction on March 9, 2021 with floor price of ₹ 2,011/MT determined on the basis of the Rules. However, again as no bidder participated at that floor price, the auction was not successful. On March 18, 2021, Cuttack High Court issued an order disposing off the writ petition, directing that the current arrangement of bauxite price at 1000/T will continue for the FY 2021-22.

Supported by legal opinions obtained and its own internal legal analysis the Company does not anticipate any additional material liability other than what it has already paid to the OMC and recorded as an expense in these financial statements.

(d) The Department of Mines and Geology (DMG) of the State of Rajasthan initiated the royalty assessment process from Jan 2008 to 2019 and issued a show cause notice vide an office order dated January 31, 2020 amounting to ₹ 19,250 million, further an additional demand was issued vide an office order dated December 14, 2020 for ₹ 3,110 million ($ 43 million) on similar questions of law. The Group has challenged the show cause notice and computation mechanism of the royalty on the ground that the State has not complied with the previous orders of Rajasthan High Court where a similar computation mechanism was challenged and Court had directed DMG to reassess basis the judicial precedents and mining concession rules. Pending compliance of previous orders, High Court has granted a stay on the notice and directed DMG not to take any coercive action. State Government has also been directed to not take any coercive action in order to recover such miscomputed dues. Based on the opinion of external counsel, the Group believes that it has strong grounds of a successful appeal, and the chances of an outcome which is not in favour of the Group is remote.

(e) In terms of various notifications issued by the Ministry of Environment, Forest and Climate Change (MoEF&CC), ash produced from thermal power plant is required to be disposed of by the Group in the manner specified in those notifications. However, compliance with manner of disposal as specified in those notifications is not fully achieved due to lack of demand from user agencies. Consequently, the Group is storing some of the ash produced in ash dyke in accordance with conditions of the Environmental Clearance & Consent to Operate granted by the MOEF&CC & Odisha State Pollution Control Board & Chhattisgarh Environment Conservation Board (OSPCB & CECB) respectively while giving preference to supplying the same to user agencies. Management believes storage of ash in ash dykes/ ash pond in accordance with environmental clearances received by the Group are sufficient compliance with the applicable notifications issued by MoEF&CC which is supported by a legal opinion obtained.

The National Green Tribunal (NGT) has also taken cognizance of the matter and vide its order dated February 12, 2020 has ordered for levy of environmental compensation on generating companies on account of their failure to comply the aforesaid notifications. The Group has filed Special Leave Petitions (SLP) before the Hon’ble Supreme Court of India challenging the order of the NGT the same was heard by the Court on September 11, 2020 and granted an ad interim stay against recoveries in pursuance of NGT order. Management believes that the outcome of the appeal will not have any significant adverse financial impact on the Group which is supported by a legal opinion obtained.

(f) During the current year, the Company executed a ₹ 100,000 million ($ 1,367 million) long-term syndicated loan facility agreement. This loan is secured by the way of pledge over the shares held by the Company in Hindustan Zinc Limited (HZL) representing 14.82% of the paid up share capital of HZL along-with a non-disposal undertaking in respect of its shareholding in HZL to the extent of 50.1% of the paid up share capital of HZL. As at March 31, 2021, the principal amount participated for and outstanding under the facility is ₹ 86,500 million ($ 1,183 million) and carrying value of facility is ₹ 85,380 million ($ 1,152 million) (net of unamortised cost ₹ 1,120 million ($ 15 million)).

(g) Flue-gas desulfurization (FGD) implementation:

Ministry of Environment, Forest and Climate Change (MOEF&CC) has revised emission norms for coal-based power plants in India. Accordingly, both captive and independent coal-based power plants in India are required to comply with these revised norms for reduction of sulphur oxide (SOx) emissions for which the current plant infrastructure is to be modified or new equipment have to be installed. Timelines for compliance to the revised norm for various plants in the Group range from December 2023 to December 2024. Different power plants are at different stages of the implementation process.

Ministry of Power issued notification dated July 02, 2020 to restrict imports from China. Power China SEPCO1 has communicated their inability to execute the FGD project quoting aforementioned notification and prevailing COVID situation in India. TSPL is proceeding with further steps for retendering the FGD project.

TSPL filed a petition before Punjab State Electricity Regulatory Commission (PSERC) for approval of MoEF notification as change in law in terms of Article 13 of PPA on June 30, 2017. PSERC vide its order dated December 21, 2018 has held that MoEF notification is not a change in law as it does not impose any new requirements. TSPL had filed an appeal before Hon’ble Appellate Tribunal for Electricity (APTEL) challenging the said order of PSERC. APTEL has pronounced the order August 28, 2020 in favour of TSPL allowing the cost pass through. PSPCL has filed an appeal against this order in Supreme Court.

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

In accordance with Codification Topic 932 - Extractive Activities - Oil and gas, this section provides supplemental information on oil and gas exploration and producing activities of the Company for the years ended March 31, 2021, 2020 and 2019. The information included in items (i) through (iii) provides historical cost information pertaining to costs incurred in exploration, property acquisition and development, capitalized costs and results of operations. The information included in items (iv) and (v) present information on our estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to proved reserves, and changes in estimated discounted future net cash flows. Activities not directly associated with oil and gas producing activities are excluded from all aspects of this supplemental information.

Method of accounting for costs incurred in oil and gas producing activities and manner of disposing of capitalized costs relating to those activities

We follow a successful efforts based accounting policy for oil and gas assets.

Costs incurred prior to obtaining the legal rights to explore an area are expensed immediately to the Income Statement.

Expenditure incurred on the acquisition of a license interest is initially capitalised on a license by license basis. Costs are held, un-depleted, within intangible exploration/appraisal assets until such time as the exploration phase on the license area is complete or commercial reserves have been discovered.

Exploration expenditure incurred in the process of determining oil and gas exploration targets is capitalised initially within intangible exploration/appraisal assets and subsequently allocated to drilling activities. Exploration/appraisal drilling costs are initially capitalised on a well-by-well basis until the success or otherwise of the well has been established. The success or failure of each exploration/appraisal effort is judged on a well-by-well basis. Drilling costs are written off on completion of a well unless the results indicate that hydrocarbon reserves exist and there is a reasonable prospect that these reserves are commercial.

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

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(i)	Capitalized costs relating to oil and gas producing activities

The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and asset retirement obligation assets:

	India	Sri Lanka	South Africa
	(₹ in millions)	(₹ in millions)	(₹ in millions)
March 31, 2021
Unproved oil and gas properties	37,333	57,766	2,668
Proved oil and gas properties	1,521,179	—	—
Support equipment	6,657

Gross Capitalized costs	1,565,170	57,766	2,668
Accumulated depreciation, depletion, and amortization, and valuation allowances (including impairment loss)	(1,456,963)	(57,766)	(2,673)

Net Capitalized costs	108,207	—	(5)

March 31, 2020
Unproved oil and gas properties	33,033	58,959	2,728
Proved oil and gas properties	1,542,710	—	—
Support equipment	6,553	—	—

Gross Capitalized costs	1,582,296	58,959	2,728
Accumulated depreciation, depletion, and amortization, and valuation allowances (including impairment loss)	(1,465,495)	(58,959)	(2,728)

Net Capitalized costs	116,801	—	—

March 31, 2019
Unproved oil and gas properties	26,311	54,514	2,522
Proved oil and gas properties	1,386,994	—	—
Support equipment	5,231	—	—

Gross Capitalized costs	1,418,536	54,514	2,522
Accumulated depreciation, depletion, and amortization, and valuation allowances (including impairment loss)	(1,183,462)	(54,514)	(2,522)

Net Capitalized costs	235,073	—	—

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(ii)	Costs incurred in oil and gas property acquisition, exploration and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized:

	India	Sri Lanka	South Africa
	(₹ in millions)	(₹ in millions)	(₹ in millions)
March 31, 2021
Acquisition of properties
Proved
Unproved
Exploration costs	6,168	1	—
Development costs	8,640	—	—

Total	14,808	1	—

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

	India	Sri Lanka	South Africa
	(₹ in millions)	(₹ in millions)	(₹ in millions)
March 31, 2021
Revenues
Sales	75,308	—	—
Transfers	—	—	—
Operating Income	342	—	—

Total	75,650	—	—

Production costs	(39,582)	—	—
Exploration (expenses)/ reversal	(69)	(1)	—
Depreciation, depletion and amortization and valuation provisions (including impairment loss/reversal)	(21,235)	—	—

Results before income tax expenses	14764	(1)	—
Income tax expenses	3,031	—	—

Results of operations from producing activities (excluding corporate overhead and interest costs)	11,734	(1)	—

March 31, 2020
Revenues
Sales	126,608	—	—
Transfers	—	—	—
Operating Income	188	—	—

Total	126,975	—	—

Production costs	(50,251)	—	—
Exploration expenses	(22)	(4)	(1)
Depreciation, depletion and amortization and valuation provisions (including impairment loss)	(175,086)	—	—

Results before income tax expenses	(98,564)	(4)	(1)
Income tax expenses	33,868	—	—

Results of operations from producing activities (excluding corporate overhead and interest costs)	(64,695)	(4)	(1)

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(iii)	Results of operations for oil and gas producing activities (continued)

	India	Sri Lanka	South Africa
	(₹ in millions)	(₹ in millions)	(₹ in millions)
March 31, 2019
Revenues
Sales	132,228	—	—
Transfers	—	—	—
Operating Income	283	—	—

Total	132,511	—	—

Production costs	(53,991)	—	—
Exploration expenses	(483)	(5)	(9)
Depreciation, depletion and amortization and valuation provisions(including impairment loss)	(39,942)	—	—

Results before income tax expenses	38,095	(5)	(9)
Income tax expenses	(13,787)	—	—

Results of operations from producing activities (excluding corporate overhead and interest costs)	24,307	(5)	(9)

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(iv)	Reserve quantities information

The following tables represent estimates for oil and gas reserves by geographic area as of March 31, 2021, 2020, and 2019. Quantities mentioned below represent proved developed and proved undeveloped reserves together with changes in quantities for the fiscal years 2021, 2020, and 2019.

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

A summary of the annual changes in the proved reserves of oil is as follows (in mmbbls):

Proved developed and undeveloped reserves	India	Sri Lanka	South Africa	Total
Reserves at March 31, 2018	47.36	—	—	47.36

Revisions of previous estimates	99.82	—	—	99.82
Extensions and discoveries	2.31	—	—	2.31
Improved Recovery	4.87	—	—	4.87
Sales of reserves	—	—	—	—
Purchases of reserves	—	—	—	—
Production for the year	(27.53)	—	—	(27.53)

Reserves at March 31, 2019	126.83	—	—	126.83

Revisions of previous estimates	5.40	—	—	5.40
Extensions and discoveries	0.04	—	—	0.04
Improved Recovery	—	—	—	—
Sales of reserves	—	—	—	—
Purchases of reserves	—	—	—	—
Production for the year	(28.23)	—	—	(28.23)

Reserves at March 31, 2020	104.04	—	—	104.04

Revisions of previous estimates	21.47	—	—	21.47

Extensions and discoveries	0.67	—	—	0.67

Improved Recovery	—	—	—	—

Sales of reserves	—	—	—	—

Purchases of reserves	—	—	—	—

Production for the year	(21.88)	—	—	(21.88)

Reserves at March 31, 2021	104.30	—	—	104.30

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(iv)	Reserve Quantities Information (continued)

A summary of the annual changes in the proved reserves of natural gas is as follows (in bcf):

Proved developed and undeveloped reserves	India	Sri Lanka	South Africa	Total
Reserves at March 31, 2018	11.16	—	—	11.16

Revisions of previous estimates	89.22	—	—	89.22
Extensions and discoveries	2.75	—	—	2.75
Improved Recovery	0.05	—	—	0.05
Sales of reserves	—	—	—	—
Purchases of reserves	—	—	—	—
Production for the year	(7.81)	—	—	(7.81)

Reserves at March 31, 2019	95.37	—	—	95.37

Revisions of previous estimates	42.37	—	—	42.37
Extensions and discoveries	—	—	—	—
Improved Recovery	—	—	—	—
Sales of reserves	—	—	—	—
Purchases of reserves	—	—	—	—
Production for the year	(18.71)	—	—	(18.71)

Reserves at March 31, 2020	119.02	—	—	119.02

Revisions of previous estimates	9.21	—	—	9.21

Extensions and discoveries	—	—	—	—

Improved Recovery	—	—	—	—

Sales of reserves	—	—	—	—

Purchases of reserves	—	—	—	—

Production for the year	(18.46)	—	—	(18.46)

Reserves at March 31, 2021	109.77	—	—	109.77

Year ending March 31, 2019

Total proved reserves as of March 31, 2018, were 49.22 mmboe. For the year ending March 31, 2019, total revisions of 114.68 mmboe comprised an increase of 127.59 mmboe based on technical revisions due to improved production performance, the approval of proved undeveloped projects, and 10-year extensions of the RJ-ON-90/1 and PKGM-1 PSCs, and a decrease of 12.91 mmboe due to revisions based on commodity prices. These total revisions comprised an increase of 0.67 mmboe for the Cambay block (CB/OS-2), 112.76 mmboe for the RJ Block (RJ-ON-90/1), and 1.25 mmboe for the Ravva block (PKGM-1). In fiscal year 2019, improved recovery of 4.88 mmboe were added from the approved polymer injection project in the Bhagyam field and expansion of water injection in the Ravva field. These improved recoveries comprised an increase of 4.54 mmboe for the RJ Block and 0.34 mmboe for the Ravva block. Extensions and discoveries of 2.77 mmboe were on account of inclusion of the Nagayalanka, GS-V, Kaameshwari-1, Shakti, and Tukaram fields which were approved for development, and extension through drilling in the Lakshmi and Ravva fields. These extensions and discoveries comprised an increase of 0.32 mmboe for the Cambay block, 1.55 mmboe for the Nagayalanka block (KG-ONN-2003/1), 0.86 mmboe for the RJ Block, and 0.04 mmboe for the Ravva block. After adjusting for the production of 28.83 mmboe, the total proved reserves as at March 31, 2019, were 142.72 mmboe.

Year ending March 31, 2020

Total proved reserves as of March 31, 2019, were 142.72 mmboe. For the year ending March 31, 2020, total revisions of 12.47 mmboe were comprised of an increase of 8.94 mmboe based on technical revisions due to improved production performance and an increase of 3.53 mmboe due to revisions based on commodity prices. These total revisions comprised an increase of 0.06 mmboe for the Cambay block (CB/OS-2), a decrease of 0.16 mmboe for the Nagayalanka block (KG-ONN-2003/1), an increase of 12.23 mmboe for the RJ Block (RJ-ON-90/1), and an increase of 0.34 mmboe for the Ravva block (PKGM-1). In fiscal year 2020, no revisions were made due to improved recovery. Extensions and discoveries of 0.04 mmboe were on account of inclusion of the Saraswati-4 Basement field which was approved for development in the RJ Block. After adjusting for the production of 31.35 mmboe, the total proved reserves as at March 31, 2020, were 123.88 mmboe.

Year ending March 31, 2021

Total proved reserves as of March 31, 2020, were 123.88 mmboe. For the year ending March 31, 2021, total revisions of 23.01 mmboe comprised an increase of 9.66 mmboe based on technical revisions due to improved production performance and an increase of 13.35 mmboe due to revisions based on commodity prices. These total revisions comprised an increase of 0.51 mmboe for the Cambay block (CB/OS-2), no change for the Nagayalanka block (KG-ONN-2003/1), an increase of 21.41 mmboe for the Rajasthan block (RJ-ON-90/1), and an increase of 1.09 mmboe for the Ravva block (PKGM-1). No revisions were made due to improved recovery. Extensions and discoveries of 0.67 mmboe were on account of inclusion of the NL and Raageshwari South-1 fields which were approved for development in the Rajasthan block. After adjusting for production of 24.96 mmboe, the total proved reserves as of March 31, 2021, were 122.60 mmboe.

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(iv)	Reserve quantities information (Continued)

	2021		2020		2019
	Crude Oil	Natural gas	Crude Oil	Natural gas	Crude Oil	Natural gas
	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)
Net proved developed reserves:
India	98.96	98.75	91.49	100.45	101.40	56.45
Sri Lanka	—	—	—	—	—	—
South Africa	—	—	—	—	—	—

Total net proved developed reserves	98.96	98.75	91.49	100.45	101.40	56.45

Net proved undeveloped reserves:

India	5.34	11.02	12.55	18.57	25.43	38.92
Sri Lanka	—	—	—	—	—	—
South Africa	—	—	—	—	—	—

Total net proved undeveloped reserves	5.34	11.02	12.55	18.57	25.43	38.92

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

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(v)	Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (continued)

	India (₹ in millions)	Sri Lanka (₹ in millions)	South Africa (₹ in millions)	Total (₹ in millions)
At March 31 2021
Future cash inflows	3,33,722	—	—	3,33,722
Future production costs	2,32,675	—	—	2,32,675
Future development costs	31,722	—	—	31,722
Future income tax expenses	10,603	—	—	10,603

Undiscounted future net cash flows	58,722	—	—	58,722
10 percent midyear annual discount for timing of estimated cash flows	(19,577)	—	—	(19,577)

Standardized measure of discounted future net cash flows	39,145	—	—	39,145

At March 31 2020
Future cash inflows	493,984	—	—	493,984
Future production costs	(301,972)	—	—	(301,972)
Future development costs	(28,465)	—	—	(28,465)
Future income tax expenses	(43,544)	—	—	(43,544)

Undiscounted future net cash flows	120,003	—	—	120,003
10 percent midyear annual discount for timing of estimated cash flows	(33,298)	—	—	(33,298)

Standardized measure of discounted future net cash flows	86,705	—	—	86,705

At March 31 2019
Future cash inflows	629,770	—	—	629,770
Future production costs	(349,686)	—	—	(349,686)
Future development costs	(55,167)	—	—	(55,167)
Future income tax expenses	(67,890)	—	—	(67,890)

Undiscounted future net cash flows	157,025	—	—	157,025
10 percent midyear annual discount for timing of estimated cash flows	(42,981)	—	—	(42,981)

Standardized measure of discounted future net cash flows	114,044	—	—	114,044

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(v)	Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (continued)

	India (₹ in millions)	Sri Lanka (₹ in millions)	South Africa (₹ in millions)	Total (₹ in millions)
Balance at April 1, 2020	86,705	—	—	86,705

Sales and transfers of oil and gas, net of production cost	(35,349)	—	—	(35,349)
Development cost incurred	8,720	—	—	8,720
Net change due to purchases and sales of minerals in place	—	—	—	—
Net change due to extensions, discoveries and improved recovery less related costs	354	—	—	354
Net change due to revisions in quantity estimates	12,944	—	—	12,944
Net change in prices, transfer prices and in production cost	(58,612)	—	—	(58,612)
Changes in estimated future development costs	(13,021)	—	—	(13,021)
Accretion of discount	13,026	—	—	13,026
Net change in income taxes	24,378	—	—	24,378
Timing	—	—	—	—

Balance at March 31, 2021	39,145	—	—	39,145

	India (₹ in millions)	Sri Lanka (₹ in millions)	South Africa (₹ in millions)	Total (₹ in millions)

Balance at April 1, 2019	114,044	—	—	114,044

Sales and transfers of oil and gas, net of production cost	(80,409)	—	—	(80,409)
Development cost incurred	39,114	—	—	39,114
Net change due to purchases and sales of minerals in place	—	—	—	—
Net change due to extensions, discoveries and improved recovery less related costs	43	—	—	43
Net change due to revisions in quantity estimates	13,595	—	—	13,595
Net change in prices, transfer prices and in production cost	(35,288)	—	—	(35,288)
Changes in estimated future development costs	(436)	—	—	(436)
Accretion of discount	18,193	—	—	18,193
Net change in income taxes	17,849	—	—	17,849
Timing	—	—	—	—

Balance at March 31, 2020	86,705	—	—	86,705

	India (₹ in millions)	Sri Lanka (₹ in millions)	South Africa (₹ in millions)	Total (₹ in millions)

Balance at April 1, 2018	46,315	—	—	46,315

Sales and transfers of oil and gas, net of production cost	(77,131)	—	—	(77,131)
Development cost incurred	58,242	—	—	58,242
Net change due to purchases and sales of minerals in place	—	—	—	—
Net change due to extensions, discoveries and improved recovery less related costs	12,071	—	—	12,071
Net change due to revisions in quantity estimates	158,825	—	—	158,825
Net change in prices, transfer prices and in production cost	42,652	—	—	42,652
Changes in estimated future development costs	(85,499)	—	—	(85,499)
Accretion of discount	4,985	—	—	4,985
Net change in income taxes	(46,416)	—	—	(46,416)
Timing	—	—	—	—

Balance at March 31, 2019	114,044	—	—	114,044