Form 20-F
period 2022-03-31
Vedanta Ltd
filed 2022-08-01
CIK 1370431

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
For fiscal year ended March 31, 2022
or

☐	Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
From the transition period from

to

or

☐	Shell company report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring this shell company report
From the transition period from

to

Commission file number
001-33175

Vedanta Limited
(Exact Name of Registrant as specified in its charter)

486 Republic of India	1 st Floor, ‘C’ wing, Unit 103 Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai - 400 093, Maharashtra, India
(Jurisdiction of Incorporation or Organization)	(Address of Principal Executive Offices)
Prerna Halwasiya
Compliance Officer
Core-6, 3rd Floor, Scope Complex, 7, Lodhi Road
New Delhi-110003, India
(91) 95-9966-7760
comp.sect@vedanta.co.in
(Name, Telephone,
E-mail
and/or facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(g) of the Act.
Title of Each Class
American Depositary Shares
each representing four equity shares
par value
₹

1 per equity share
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
As of March 31, 2022, 3,717,504,871 equity shares, par value
₹
 1 per equity share. were issued and outstanding.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
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
Transactions” consisting of the “Amalgamation and
Re-organization
Scheme” and the “Cairn India Consolidation”). The
Re-organization
transactions were completed during fiscal year 2014 and the name of the merged entity was changed to Sesa Sterlite Limited with effect from September 18, 2013. The name of Sesa Sterlite Limited was changed to Vedanta Limited (“VEDL”), with effect from April 21, 2015. Cairn India Limited (now Vedanta Limited’s - oil and gas business) merged into Vedanta Limited by way of a scheme of arrangement and the Board of Directors of both the companies made the merger operative on April 11, 2017 (the “Cairn India Merger”). All references to Vedanta Limited - oil and gas business and its subsidiaries are referred to as “Cairn”. See “
Item 4: Information on the Company - A. History and Development of our Company
”.
Sterlite Energy was a wholly owned subsidiary of SIIL, and SIIL, Vedanta Aluminium, Sesa Goa, MALCO and Cairn India Limited (now Vedanta Limited - oil and gas business) were subsidiaries of Vedanta, the ultimate holding company. Therefore, the
Re-organization
Transactions and Cairn India Merger fall within the purview of the common control business combination transactions. The accounting policies described in Notes 1 and 3(a)C. - “Business Combinations” of the consolidated financial statements included elsewhere in this Annual Report requires that financial statements of the combined entity, Vedanta Limited, be retroactively adjusted, as if the transaction had occurred at the earliest reporting period (or from the date the entity came under common control, where such a date is later).
In this Annual Report, references to the “ADS offering” is to the initial public offering of our equity shares in the form of American Depositary Shares (“ADSs”), each currently representing four equity shares, in the United States (or the “US”) completed in June 2007.
Unless otherwise indicated, our accompanying financial information has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), for fiscal years ended March 31, 2020, 2021 and 2022. References to a particular “fiscal year or “FY” are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30 and December 31. References to a year other than a “fiscal” year are to the Calendar Year (“CY”) ended December 31.
Our consolidated financial statements are reported in Indian Rupees or “
₹
”. Unless otherwise specified, translation of amounts for the convenience of the reader has been made in this Annual Report (i) from Indian Rupees to US dollars at the rate of
₹
 75.87 per $ 1 based on the exchange rate quoted by the Federal Reserve Bank of New York as of March 31, 2022; (ii) from Australian dollars to US dollars at the rate of AUD 1.3335 per $ 1 based on the exchange rate quoted by the Federal Reserve Bank of New York as of March 31, 2022; (iii) from South African Rand to US dollars at the rate of ZAR 14.6150 per $ 1 based on the exchange rate quoted by the Federal Reserve Bank of New York as of March 31, 2022 ; (iv) from British Pound to US dollars at the rate of GBP 0.7603 per $ 1 based on the exchange rate quoted by the Federal Reserve Bank of New York as of March 31, 2022 and (v) from Namibian dollars to US dollars at the rate of NAD 14.4848 per $ 1 based on the exchange rate quoted at www.oanda.com as of March 31, 2022. As of July 15, 2022, the exchange rate between US dollars and Indian Rupees was $ 1 =
₹
 79.7400 as quoted by the Federal Reserve Bank of New York. All financial information presented in US dollars has been rounded to nearest decimal. Any amount less than US dollar 0.5 million has been presented as “0”.
In this Annual Report, references to “US” or the “United States” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “Namibia” are to the Republic of Namibia. References to “South Africa” are to the Republic of South Africa. References to “Ireland” are to the Republic of Ireland. References to “Sri Lanka” are to the Democratic Socialist Republic of Sri Lanka. References to “UAE” are to the United Arab Emirates. References to “$”, “dollars” or “US dollars” are to the legal currency of the United States. References to “Indian Rupees”, or “
₹
” are to the legal currency of the Republic of India. References to “AUD”, “Australian dollars” are to the legal currency of the Commonwealth of Australia. References to “NAD” or “Namibian dollars” are to the legal currency of Namibia. References to “ZAR” or “RAND” are to the legal currency of the Republic of South Africa. References to “¢” are to US cents. References to “RMB”, “Renminbi”, “CNY” or “Chinese Yuan” are to the legal currency of the People’s Republic of China. References to “JPY” are to the legal currency of Japan.

References to “lb” are to the imperial pounds (mass) equivalent to 0.4536 kilograms, references to “mt” or “tons” are to metric tons, references to “mmt” are to million metric tons, references to “tpd” are to tons per day, references to “tpa” are to tons per annum, a unit of mass equivalent to 1,000 kilograms or 2,204.6 lb, references to “mtpa” are to million tons per annum, “mmtpa” are to million metric tons per annum, references to “wmt” are to wet metric tons, references to “dmt” are to dry metric tons, references to “oz” are to ounces, with one kilogram being equivalent to 32.1507 oz and one ton equivalent to 32,151 oz, references to “mm” are to millimeters, references to “ha” are to hectares, references to “kms” are to kilometers, a unit of area equal to 10,000 square meters or 107,639 square feet, references to “GW” are to giga watts, references to “kt” are to kilo tons, references to “bbls” are to barrels, references to “blpd” are to barrels of liquid per day, references to “boe” are barrel of oil equivalent, references to “mmboe” are to million barrels of oil equivalent, references to “bboe” are to billion barrel of oil equivalent, references to “mmbopd” are to million barrels of oil per day, references to “kbopd” are to kilo barrels of oil per day, references to “bopd” are to barrels of oil per day, references to “boepd” are to barrels of oil equivalent per day, references to “tcm” are to trillion cubic meters, references to “mmscmd” are to million metric standard cubic meter per day, references to “mscf” are to thousand standard cubic feet, references to “mmscf” are to million metric standard cubic feet, references to “mmscfd” are to million metric standard cubic feet per day, references to “TWh” are to terawatt TWh hours, references to “bcf” are to billion cubic feet, ‘bwpd” are barrels of water per dayx and references to “TcRc” are to treatment and refining charges. References to net oil and gas production are to the entitlement interest production of Vedanta Limited’s - oil and gas business and its subsidiaries, in which the Ravva royalty is not netted off. References to “GoI” are to Government of India.
We conduct our businesses both directly and through a consolidated group of companies that we have ownership interests in. See “Item 4. Information on the Company” for more information on these companies and their relationships to us. Unless otherwise stated in this Annual Report or unless the context otherwise requires, references in this Annual Report to “we”, “us”, “our”, “Vedanta Limited”, “Sesa Sterlite Limited (SSL)”, “Sesa Sterlite”, “SSL”, “our Company”, “the Company” or “our consolidated group of companies” mean Vedanta Limited, its consolidated subsidiaries and its predecessors, collectively, including Cairn India Limited (now Vedanta Limited - oil and gas business) and its subsidiaries (“Cairn”), Monte Cello BV (“Monte Cello”), Copper Mines of Tasmania Proprietary Limited (“CMT”), Thalanga Copper Mines Proprietary Limited, Bharat Aluminium Company Limited (“BALCO”), Hindustan Zinc Limited (“HZL”), Fujairah Gold FZC, Talwandi Sabo Power Limited (“TSPL”), THL Zinc Ventures Limited, THL Zinc Limited, THL Zinc Holding B.V., THL Zinc Namibia Holdings (Proprietary) Limited (“Skorpion”), Skorpion Zinc (Proprietary) Limited, Skorpion Mining Company (Proprietary) Limited, Namzinc (Proprietary) Limited, Amica Guesthouse (Proprietary) Limited, Rosh Pinah Health Care (Proprietary) Limited, Black Mountain Mining (Proprietary) Limited (“BMM”), Vedanta Lisheen Holdings Limited (“Lisheen”), Vedanta Lisheen Mining Limited, Killoran Lisheen Mining Limited, Lisheen Milling Limited, Vedanta Exploration Ireland Limited, Lisheen Mine Partnership, Sterlite Ports Limited, Vizag General Cargo Berth Private Limited (“VGCB”), Paradip Multi Cargo Berth Private Limited, Lakomasko B.V., MALCO Energy Limited (“MALCO Energy”) (formerly known as Vedanta Aluminium), Sesa Resources Limited, Sesa Mining Corporation Limited, Bloom Fountain Limited (“BFL”), Goa Sea Port Private Limited, Western Cluster Limited (“WCL”), Maritime Ventures Private Limited, ESL Steels Limited (formerly known as Electrosteel Steels Limited) (“ESL”) and Avanstrate Inc. (“ASI”), Avanstrate Korea, Avanstrate Taiwan, Ferro Alloys Corporation Limited (“FACOR”), Facor Power Limited (“FPL”), Facor Realty and Infrastructure Limited (“FRIL”), Cairn India Holdings Limited (“CIHL”), Cairn Energy Hydrocarbons Limited (“CEHL”), Cairn Energy Gurajat Block 1 Limited, CIG Mauritius Holdings Private Limited (“CIGMHPL”), CIG Mauritius Private Limited (“CIGMPL”), Cairn Lanka (Pvt) Ltd. (“CLPL”), Hindustan Zinc Alloys Private Limited (“HZAPL”), Vedanta Zinc Football & Sports Foundation (“VZFSF”), Desai Cement Company Private Limited (“DCCPL”).
Our consolidated financial information does not include our controlling shareholder Vedanta, its shareholders and various companies owned directly or indirectly by it (other than us and our consolidated group of companies described above), including without limitations, Vedanta Resources Holdings Limited (“VRHL”), Konkola Copper Mines Plc, Twin Star Holdings Limited (“Twin Star”), Welter Trading Limited (“Welter Trading”), the Anil Agarwal Discretionary Trust (“Trust”), Conclave PTC Limited (“Conclave”), Volcan Investments Limited (“Volcan”), Volcan Investments Cyprus Limited, Sterlite Technologies Limited, Valliant (Jersey) Limited, Vedanta Resources Jersey II Limited, Vedanta Resources Finance Limited, Vedanta Resources Cyprus Limited, Richter Holding Limited (“Richter”), Westglobe Limited (“Westglobe”), Finsider International Company Limited (“Finsider”), Vedanta Resources Jersey Limited, Vedanta Finance UK Limited, Vedanta Resources Investments Limited, Vedanta Holdings Jersey Limited, Vedanta Holdings Mauritius Limited, Vedanta Holdings Mauritius II Limited, Vedanta UK Investments Limited, Vedanta Netherlands Investments BV, Vedanta Netherlands Investments II BV and Vedanta Resources Finance II Plc. References to the “Group” is to Vedanta Limited and its subsidiaries on a consolidated basis and references to the “Vedanta Group” is to Vedanta and its subsidiaries on a consolidated basis.
In this Annual Report, references to the London Metal Exchange Limited (“LME”) price of zinc, copper, aluminium are to the cash seller and settlement price on the LME for zinc, copper or aluminium for the period indicated. References to primary market share in this Annual Report are to the market that includes sales by producers of metal from copper concentrate or alumina, as applicable, and do not include sales by producers of recycled metal or imports.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains “forward-looking statements” as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our company and our industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. These forward-looking statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that, although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. Factors which could cause these assumptions to be incorrect include, but are not limited to:

•	changes resulting directly or indirectly due to COVID-19 pandemic;

•	regulatory, legislative and judicial developments and future regulatory actions and conditions in our operating areas;

•	dependence on obtaining and maintaining mining leases for our mining sites and approvals from regulatory authorities for increasing oil and gas production;

•	compliance with extensive environmental and health and safety regulations;

•	the future capital requirements of our business and the availability of financing on favorable terms;

•	volatility in the prices of or demand for zinc, oil and gas, iron ore, copper, aluminium, steel or power or increase in supply of zinc, oil and gas, iron ore, copper, aluminium, steel or power;

•	events that could cause a decrease in our production and higher cost of production for zinc, oil and gas, iron ore, copper, aluminium or power;

•	unavailability or increased costs of raw materials for our products;

•	general risks related to Vedanta Limited’s commercial power business and challenges in operationalization of investment in aluminium and power business;

•	interruptions in the availability of exploration, production or supply equipment or infrastructure and/or increased costs;

•	our actual economically recoverable lead-zinc ore, copper ore or coal reserves being lower than we have estimated;

•	our ability to expand our business, effectively manage our growth or implement our strategy;

•	our ability to retain our senior management team and hire and retain sufficiently skilled labor to support our operations;

•	increasing competition in the zinc, oil and gas, iron ore, copper, aluminium, steel or power industries;

•	political or economic instability in and around India or around the regions in which we operate;

•	worldwide economic and business conditions;

•	reliance on third party contractors and providers of equipment which may not be readily available and whose costs may increase;

•	our ability to successfully consummate strategic acquisitions;

•	our ability to simplify our group structure and reduction in non-controlling stake in group companies;

•	the outcome of outstanding litigation in which we are involved;

•	our ability to maintain good relations with respective local communities and our trade unions and avoid protests, strikes and lock-outs;

•	the continuation of tax holidays, exemptions and deferred tax schemes we currently enjoy;

•	changes in tariffs, royalties, customs duties and government assistance;

•
terrorist attacks and other acts of violence, natural disasters, increasing impact of climate change and other environmental conditions and outbreaks of infectious diseases and other public health concerns in India, Asia and elsewhere ;

•	fluctuations in currency exchange rates;

•	failure of digital infrastructure and cyber security attacks due to negligence or IT security failures;

•	our ability to discover new reserves, enhance existing reserves or develop new operations in sufficient quantities to maintain or grow the current level of our reserves; and

•	any actions of our controlling shareholder, Vedanta.

These and other factors are more fully discussed in “Item 3. Key Information - D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and elsewhere in this Annual Report. In the light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions to any of these forward-looking statements to reflect future events or circumstances.
PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable

ITEM 3.	KEY INFORMATION
A. Selected Consolidated Financial Data
The selected consolidated financial data presented below as of March 31, 2021, and 2022 and for the years ended March 31, 2020, 2021 and 2022 has been derived from our consolidated financial statements included herein, which have been prepared in conformity with IFRS as issued by the IASB. The consolidated financial statements as of March 31, 2021, and 2022 and for the years ended March 31, 2020, 2021, and 2022 have been audited by S.R. Batliboi & Co. LLP, India, our independent registered public accounting firm, and included elsewhere in this Annual Report.
The selected consolidated financial data presented below as of March 31, 2018, 2019 and 2020, and for the years ended March 31, 2018, and 2019 has been derived from our consolidated financial statements, which also have been prepared in conformity with IFRS as issued by the IASB, and which have not been included in this Annual Report.
Our historical results do not necessarily indicate our expected results for any future period. The translation of Indian Rupee amounts to US dollars presented in the tables below, are solely for the convenience of the reader and are based on the noon buying rate of
₹
 75.87 per $ 1 in the City of New York for cable transfers of Indian Rupees, as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2022. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such rates or at any other rates.
You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements included elsewhere in this Annual Report.

	For the Year Ended March 31,
	2018	2019	2020	2021	2022	2022
	( ₹ in millions except shares and per share data)					($ in millions except shares and per share data)
INCOME STATEMENT DATA
Revenue	909,549	909,012	835,446	868,630	1,311,917	17,292
Profit/ (Loss) for the year	47,284	76,229	(42,100)	146,990	257,079	3,388
Earnings per share
Basic	3.80	13.43	(16.54)	30.47	56.11	0.74
Diluted	3.79	13.38	(16.54)	30.28	55.72	0.73
CASH FLOW DATA
Cash flow from operating activities	348,407	208,420	182,393	295,952	282,819	3,727
Cash flow used in investing activities	(52,153)	(133,147)	(116,866)	(167,358)	(36,608)	(482)
Cash flow used in financing activities	(357,144)	(45,643)	(87,356)	(131,371)	(208,166)	(2,744)
BALANCE SHEET DATA
Total assets	1,764,429	1,930,910	1,755,405	1,771,247	1,929,507	25,432
Short-term borrowings	313,700	315,053	212,231	189,600	168,944	2,227
Long-term borrowings	267,888	347,209	367,244	379,622	362,023	4,772
Non-controlling interests	157,377	150,608	169,374	149,452	171,356	2,257
Equity attributable to equity holders of the parent	596,800	581,388	512,521	584,597	635,766	8,380
DIVIDENDS
Dividend per share	21.2	18.85	3.9	9.50	45	0.59
Weighted average number of equity shares used in computing earnings per share
Basic	3,709,778,760	3,705,502,141	3,702,554,614	3,704,196,924	3,706,455,160	3,706,455,160
Diluted	3,717,466,311	3,721,449,633	3,702,554,614	3,727,544,981	3,732,148,735	3,732,148,735

B. Capitalization and Indebtedness
Not applicable
C. Reasons for the Offer and Use of Proceeds
Not applicable
D. Risk Factors
This Annual Report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those described in the following risk factors and elsewhere in this Annual Report. If any of the following risks actually occur, our business, financial condition and results of operations could suffer, and the trading price of our equity shares could decline.
Summary
The following summary provides an overview of the risks related to our businesses we are exposed to in the normal course of our business activities. The summary does not purport to be complete and is qualified in its entirety by reference to the full risk factors discussion immediately following this summary. We encourage you to read the full risk factors carefully.

•
Our operations are subject to governmental, health and safety and environmental regulations, which require us to obtain and comply with the terms of various approvals, licenses and permits. Any failure to obtain, renew or comply with the terms of such approvals, licenses, and permits in a timely manner may have a material adverse effect on our business, financial condition and results of operations.

•
We are exposed to the political, economic, legal, regulatory, and social risks of the countries in which we operate, and these may have a material adverse effect on our business, results of operations, financial condition, or prospects.

•
Material changes in the regulations that govern our businesses, or the interpretation of recent legislation, could have a material adverse effect on our business, financial condition and result of operations.

•
We have significant asset concentration risks, and any interruption in the operations at those assets could have a material adverse effect on our business, financial condition, and results of operations.

•
Our business requires substantial capital expenditures and other resources to maintain ongoing operations and to grow our business through projects, expansions, and acquisitions, where these projects, expansions and acquisitions are subject to additional risks that could adversely affect our business, financial condition, and results of operations.

•
If our planned expansions and new projects are delayed, or if we experience cost overruns in our projects, our business, financial condition, and results of operations may be materially and adversely affected.

•
If we are unable to secure additional reserves of oil and gas, zinc, copper, iron ore and bauxite that can be extracted at competitive costs or cannot extract existing reserves at competitive costs, our profitability and operating margins could decline.

•
Our operations are subject to risks that could result in decreased production, increased cost of production and increased cost of or disruptions in transportation, power generation, mining, and oil exploration.

•	Climate change risks, if not managed adequately, can affect our operations and profitability.

•
We are exposed to competitive pressures in our various business segments in which we operate which could result in lower prices or sales volumes of the products we produce, which may cause our profitability to suffer.

•
We depend upon third parties for supply of a portion of our raw material requirements, for the continuance of our operations, and for execution of our projects and supply of equipment and services, as well as for off take of our production volumes.

•	Defects in title or loss of any leasehold interests in our properties could limit our ability to conduct operations on such properties or result in significant unanticipated costs.

•	Commodity prices and the copper treatment and refinery charges or TcRc may be volatile, which may have a material adverse effect on our revenue, results of operations and financial condition.

•
There are uncertainties inherent in estimating our ore reserves and mineral resources and oil, condensate and sales-gas
reserves, and if the actual amounts of such reserves and resources (“R&R”) are less than estimated, its results of operations and financial condition may be materially and adversely affected.

•	We are controlled by Vedanta and our other shareholders’ ability to influence matters requiring shareholder approval will be extremely limited

•
Vedanta may decide to allocate business opportunities to other members of the Vedanta Group instead of us, which may have a material adverse effect on our business, results of operations, financial condition, and prospects.

•	A substantial portion of our assets and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.
1. Risks Relating to Our Business
i) Our operations are subject to governmental, health and safety and environmental regulations, which require us to obtain and comply with the terms of various approvals, licenses and permits. Any failure to obtain, renew or comply with the terms of such approvals, licenses, and permits in a timely manner may have a material adverse effect on our business, financial condition and results of operations
Numerous governmental permits, approvals and licenses are required for our operations as the industries in which we operate and seek to operate are subject to several laws and extensive regulation by national, state and local authorities in jurisdictions including India, South Africa, Namibia, UAE, Ireland, Australia, Japan, South Korea, Taiwan, Liberia and any other jurisdictions where we may operate in the future. Our operations are also subject to laws, regulations and standards relating to employment, protection of the health and safety of our employees, and the environment, including conservation and climate change. Evolving regulations, standards and stakeholder expectations could result in increased cost, litigation or threaten the viability of operations in extreme cases. For instance, we are required to obtain various environmental and labor-related approvals in connection with our operations in India, including clearances from the Ministry of Environment, Forests and Climate Change (“MoEF&CC”), GoI and from the relevant pollution control boards in various states in India in which we operate in order to establish and operate our facilities. Some of these approvals are valid for certain specified periods of time and require periodic renewals, such as consents to operate under the Air (Prevention and Control of Pollution) Act, 1981, as amended, and the Water (Prevention and Control of Pollution) Act, 1981 from the relevant Pollution Control Boards.
Further, our oil and gas exploration and mining activities depend on the grant or renewal of various exploration and mining licenses and production sharing contracts (“PSC”) and other regulatory approvals that are valid for a specific period of time. In addition, such licenses and contracts contain various obligations and restrictions, including restrictions on assignment or any other form of transfer of a mining lease or on the employment of a person who is not an Indian national. For instance, in connection with our mining operations in India, mining leases are typically granted for a period of 50 years and stipulate conditions including approved limits on extraction. Similarly, in connection with our oil and gas operations in India, Cairn is required to enter into a PSC or a Revenue Sharing Contracts (“RSC”) and obtain an exploration license, before it can commence exploration activities and if exploration is successful, Cairn is then required to procure a petroleum mining lease from the relevant government authority which typically extends for a period of 20 years in order to conduct petroleum operations.
Our current oil and gas reserves and production are significantly dependent on the Rajasthan block (RJ Block) in India. The PSC for the block was initially valid until May 14, 2020. On April 7, 2017, the Ministry of Petroleum and Natural Gas (“MoPNG”) issued a policy on the grant of extension to the PSCs relating to the
Pre-New
Exploration Licensing Policy Exploration Blocks
(“Pre-NELP
Extension Policy”) signed by the GoI. The
Pre-NELP
Extension Policy defines the framework for granting of extension for
Pre-NELP
Exploration Blocks. Under the
Pre-NELP
Extension Policy, the Government’s share of profit petroleum during the extended period of contracts would be at higher rates for the applicable fields. On October 26, 2018, the GoI granted its approval for a ten-year
extension of the PSC for the RJ Block under the
Pre-NELP
Extension Policy, subject to certain conditions. The applicability of the
Pre-NELP
Extension Policy (entailing additional 10% higher profit petroleum to the GoI) to RJ Block PSC has been challenged by Cairn before the Delhi High Court. The Delhi High Court passed a judgment on May 31, 2018, directing extension of PSC on same terms. This judgment was appealed by the GoI. The division bench of the Delhi High Court vide its order dated March 26, 2021 has allowed the appeal of the GoI. We have filed a Special Leave Petition (SLP) in the Honourable Supreme Court of India (“Hon’ble Supreme Court”) against this order. Meanwhile, the Company has paid additional 10% Profit Petroleum to the GoI w.e.f. May 15, 2020, in absence of any stay on the same. The GoI has from time to time also granted adhoc extension of the Rajasthan PSC, which is presently valid till August 14, 2022. See “
Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings
.” and “
Item 4. Information on the Company
” for further details. Furthermore, under the terms of our PSCs, we are obliged to sell our entitlement of crude oil in the Indian domestic market until such time as the total availability of the crude oil and condensate from all Indian domestic petroleum production activities meets the total Indian national demand for crude oil and India achieves self-sufficiency. There is currently a mismatch between the demand for and the supply of crude oil in India, with the domestic demand outweighing the domestic production, and this mismatch is expected to continue in the long term. Further, to the extent our Indian blocks yield crude oil that is not suitable for processing by refineries in India or on account of any downward shift in demand for such crude oil from our buyers, it may be difficult for us to monetize such domestic crude oil reserves, and this could have a material adverse effect on our oil and gas business, financial condition and results of operations.

The Government approval is also required, generally, for the continuation of mining as well as oil and gas exploration and production activities in India and other jurisdictions, and such approval can be revoked for a variety of circumstances by the GoI, Indian courts or other authorities. Any general suspension of mining activities by the Government of a jurisdiction governing our mining operations could have the effect of suspending or limiting production from our operations. For example, our total iron ore production declined from 13.8 mmt in fiscal year 2012 to 0.6 mmt in fiscal year 2015 due to the forced suspension of mining activities in Goa. The suspension orders were withdrawn by the Goa State Government in 2015 and operations recommenced in January 2015. The Hon’ble Supreme Court passed its final order on the matter on February 7, 2018, wherein it set aside the second renewal of the mining leases granted by the state of Goa. The Hon’ble Supreme Court directed all lease holders operating under such second renewal to stop all mining operations with effect from March 16, 2018 until fresh mining leases (not fresh renewals or other renewals) and fresh environmental clearances are granted under the Mines and Minerals (Development and Regulation) Act (“MMDR Act”). Our mines in Goa were affected by this judgement of the Hon’ble Supreme Court. Subsequent to this judgement, the Company had filed for representation before the Goa State Government seeking extension of the validity of our leases in accordance with the provisions of the Mines and Minerals (Development and Regulation) Amendment Act, 2015 (“MMDR Amendment Act”) which provides that all leases granted prior to the commencement of MMDR Amendment Act were deemed to be granted for a tenure of 50 years, which was not considered by the Goa State Government citing directions in the Hon’ble Supreme Court order dated February 7, 2018. Writ Petition filed before the High Court of Bombay at Goa against the letter of the Goa State Government was dismissed by the High Court of Bombay on the ground that it will not be proper for the High Court of Bombay to grant the relief sought therein. The Company has challenged the order of High Court of Bombay before the Hon’ble Supreme Court, in which notice has been issued to parties and the Goa State Government has filed a supportive affidavit. Separately, the Company and Goa State Government has filed review petition against the order dated February 7, 2018. The review petition was dismissed by order dated July 9, 2021, on the grounds of limitation and the SLP which was filed against the order of High Court of Bombay was disposed of by order dated September 7, 2021. In May 2022 we have received notices from the Goa State Government directing us to comply with the provisions of Rule 12 (1) (hh) of the Mineral (other than Atomic and Hydrocarbons Energy Minerals) Concession Rules, 2016 within a period of one month with effect from May 6, 2022, to June 6, 2022. The compliance under the said provision requires the lessees to remove any ore or mineral, engines, machinery, plant, buildings structures, tramways, railways and other work, erections and conveniences on the leased land within the above-mentioned period of one month. Anything on the leased land which has not been removed by the lessee within a period of one from the date of direction shall become the deemed property of the Goa State Government.
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
Separately, the Expert Committee on iron ore, as constituted on directions of the Hon’ble Supreme Court, has filed its reports on dump handling and ceiling on annual extractions before the Hon’ble Supreme Court recommending the immediate enhancement of the annual extraction ceiling to 30 million MT, and subsequently to 37 million MT after the development of infrastructure. The Expert Committee on iron ore’s report is yet to be accepted and the matter is pending before the Hon’ble Supreme Court.
Our global presence exposes us to a number of jurisdictions in which regulations or laws have been or are being considered to limit or reduce greenhouse gas (“GHG”) emissions. The likely effect of these changes will be to increase the cost for fossil fuels, impose levies for emissions in excess of certain permitted levels and increased administrative costs for monitoring and reporting. Increasing regulation of GHG emissions, including the progressive introduction of carbon emissions trading mechanisms and tighter emission reduction targets, is likely to raise costs and reduce demand growth. These regulations in the jurisdictions of our major customers and in relation to international shipping could also have an adverse effect on the demand for our products. Our smelting and mineral processing operations are energy intensive and depend heavily on fossil fuels and supply chain disruptions related to coal procurement can impact our operations. Any failure to comply with applicable laws, regulations or recognized international standards, or to obtain or renew the necessary permits, approvals and licenses may result in the loss of the right to operate our facilities or continue our operations, the imposition of significant administrative liabilities, or costly compliance procedures, or other enforcement measures that could have the effect of closing or limiting production from our operations. If we were to fail to meet environmental requirements or to have a major accident or disaster, we may also be subject to administrative, civil and criminal proceedings by governmental authorities, as well as civil proceedings by environmental groups and other individuals, which could result in substantial fines, penalties and damages against us, as well as subject to orders that could limit or halt or even cause closure of our operations, any of which could have a material adverse effect on our business, financial condition and results of operations.

For example, in March 2013, the Tamil Nadu Pollution Control Board (“TNPCB”) ordered the closure of the 400,000 tpa copper smelter at Tuticorin in Tamil Nadu, India due to complaints regarding a noxious gas leak by local residents. The plant was allowed to reopen vide an order of the National Green Tribunal (“NGT”) but was ultimately ordered to close by the High Court of Madras vide its judgement dated August 18, 2020.
Separately, The TNPCB through its order dated April 9, 2018, rejected the Company’s application for renewal of Consent to Operate (“CTO”) for its existing copper smelter plant in Tuticorin and operations at the plant have been suspended. This was ultimately challenged before the High Court of Madras, which, vide its judgement dated August 18, 2020, had dismissed our challenge.
Both of the above matters are presently under challenge in SLP before the Hon’ble Supreme court. The case was listed and heard on March 15, 2022, and was part heard. The matter was to be further listed on March 22, 2022, however, due to the reconstitution of the bench, the case was not listed. The Hon’ble Supreme Court has on May 20, 2022, ordered for the interlocutory application that was filed by Vedanta Limited before the Hon’ble Supreme Court for the maintenance of status quo as on March 15, 2022, consequent to an order passed by the Collector of Tuticorin requiring Vedanta Limited employees to vacate the plant premises to be listed for hearing along with the main matter on the next date of listing. As of the date of this annual report, the Company’s copper smelter plant in Tuticorin remains closed. Prolonged shutdown of our copper smelter at Tuticorin could be credit negative and marginally increase its leverage. See “
Item 8: Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings
” for further details.
ESL’s CTO for one of the steel plant at Bokaro is subject to the decision of the High Court of Jharkhand against the orders issued by the Jharkhand State Pollution Control Board (“JSPCB”) rejecting ESL’s application for the renewal of its CTO, which expired in December 2017. The High Court of Jharkhand granted a stay against orders on MoEF&CC (in relation to the revocation of environmental clearance) and JSPCB and allowed the plant operations to continue till the next date of hearing and also allowed ESL to apply for statutory clearance without prejudice to its rights and contentions. Pursuant to this order ESL has applied for forest diversion proposal on October 4, 2018, without prejudice to its rights and contentions. On September 16, 2020, the High Court of Jharkhand passed an order that the plant operations were to continue only until September 23, 2020. ESL filed a special leave petition before the Hon’ble Supreme Court and in an urgent hearing on September 22, 2020, the Hon’ble Supreme Court granted ESL a stay of the aforementioned order and granted ESL permission to continue operating the plant until further orders from the Hon’ble Supreme Court. See the section entitled “
Business - Litigation - Proceedings relating to the challenge against the CTO and environmental clearance for ESL
” for more information.
In addition, if we were to fail to meet environmental requirements or to have a major accident or disaster, it may also be subject to administrative, civil and criminal proceedings by governmental authorities, as well as civil proceedings by environmental groups and other individuals, which could result in substantial fines, penalties and damages against us as well as orders that could limit or halt or even cause closure of our operations, any of which could have a material adverse effect on its business, results of operations and financial condition.
Changes to regulations related to climate change in the jurisdictions where we operate, demands from our investors, and other market related factors are some of the transition risks for the business. We are in the processes of systematically assessing these risks. The company has also undertaken a comprehensive ESG management program to ensure that we are able to systematically manage environmental and social risks.
ii) We are exposed to the political, economic, legal, regulatory and social risks of the countries in which we operate, and these may have a material adverse effect on our business, results of operations, financial condition or prospects
We have operations and projects in India, South Africa, Namibia, UAE, Ireland, Australia, Japan, South Korea, Taiwan and Liberia. We are exposed to the political, economic, legal, regulatory and social risks of the countries in which we operate or intend to operate. These risks potentially include expropriation and nationalization of property, instability in political, economic or financial systems, uncertainty arising from underdeveloped legal and regulatory systems, corruption, civil strife or labor unrest, acts of war, armed conflict, terrorism, outbreaks of infectious diseases, prohibitions, limitations or price controls on hydrocarbon exports and limitations or the imposition of tariffs or duties on imports of certain goods. For instance, the sudden announcement of a 15% export tax on finished steel and came into effect from May 22, 2022. The combination of a finished steel export tax, an increase of iron ore export taxes and a removal of import duties on coking coal have eased cost of production in the region have negatively affected domestic Indian price sentiment. As Covid-19 cases recede, there is visibility gradual re-opening of various cities in China which will help demand recovery. If the re-opening does go through smoothly, the current low to negative margins is unlikely to continue and support prices in the near term in both China and Far east markets. With the government’s efforts to normalise logistics, production has improved and if pent-up demand does not come through then we might see a wave of low-priced steel exports to clear the system.

Countries in which we have operations or intend to have operations have transportation, telecommunications and financial services infrastructures that may present logistical challenges not associated with doing business in more developed locales. Furthermore, we may have difficulty in ascertaining our legal obligations and enforcing any rights that we may have.
For example, GoI has disputed our exercise of the call option to purchase the remaining ownership interest of the GoI in BALCO. See “
Item 3: Risk Factors - Proceedings against the GoI which has disputed our exercise of the call option to purchase its remaining ownership interest in BALCO
” and “
Item 4: Information on the Company - B. Business Overview - Our Business - Call Options over Shares
”.
Political, legal, economic and commercial instability or community disputes in the countries and territories in which we operate could affect our operations. Some of our current and potential operations are located in or near communities that may regard such operations as having a detrimental effect on their environmental, economic or social circumstances, though necessary efforts are taken for a healthy relationship and engagement with the local community through various initiatives including Corporate Social Responsibility (“CSR”) activities on health, education, nutrition, livelihood, building physical and social infrastructure among others.
The continued success of our existing operations and future projects are in part dependent upon maintaining broad support and a healthy relationship with the respective local communities. Failure to identify and manage local concerns and expectations can give rise to disputes or have a negative impact on relations with local communities, and therefore affect our business and reputation. The consequences of community reaction, on various media including social media, could also have a material adverse impact on the cost, profitability, and ability to finance or even the viability of an operation. Such events could lead to disputes with national or local governments or with local communities and give rise to material reputational damage. For instance, community protests were organized to protest the expansion of Vedanta Limited’s copper plant in Tamil Nadu.
Subsequently, TNPCB rejected the application filed to renew our CTO which expired on March 31, 2018, for our 400,000 tpa copper smelter at Tuticorin. The matter is currently sub-judice
and our SLP in the Hon’ble Supreme Court regarding the same was listed for hearing on March 22, 2022, however, due the reconstitution of the bench, the case was not listed. Next date of hearing is yet to be intimated. See “
Item 8: Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings
” for further details.
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
iii) Material changes in the regulations that govern our businesses, or the interpretation of recent legislation, could have a material adverse effect on our business, financial condition and result of operations
Mining in India is subject to a complex and comprehensive set of laws and regulatory requirements. See “
Item 4: Information on the Company - B. Business Overview - Our Business - Regulatory matters
.” These laws and regulatory requirements are subject to change. If we are affected, directly or indirectly, by the application or interpretation of any such statute, enforcement proceedings initiated under it, it may have a material adverse effect on our business, financial condition and result of operations.
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
iv) We have significant asset concentration risks, and any interruption in the operations at those assets could have a material adverse effect on our business, financial condition and results of operations
Our results of operations have been and are expected to continue to be substantially dependent on the reserves, production and the cost of production at certain of our key assets, and any interruption in the exploration, development and production activities at those assets for any reason could have a material adverse effect on our business, financial condition and results of operations.
For example, the RJ Block produced 91.4% of our average daily net operated production from our oil and gas business in fiscal year 2022 and oil and gas from the RJ Block constituted 96.3% of our net aggregate proved oil and gas reserves on a barrel of oil equivalent basis as of March 31, 2022. Our ongoing capital expenditure program has focused on development and exploration activities across all the assets with approximately 49.1% of the capital expenditure for fiscal year 2022 having been invested in the RJ Block.
Further, our Rampura Agucha mine produced 56.8% of the total mined zinc metal and 21.2% of total mined lead metal in concentrate that we produced in fiscal year 2022 and constituted 29.2% of our total proven and probable ore reserves as of March 31, 2022 in India. Any interruption in the operations at these assets could have a material adverse effect on our results of business, financial condition, results of operations and prospects.
v) Our business requires substantial capital expenditures and other resources to maintain ongoing operations and to grow our business through projects, expansions and acquisitions, where these projects, expansions and acquisitions are subject to additional risks that could adversely affect our business, financial condition and results of operations

•
Capital requirements
We require capital for, among other purposes, expanding our operations, making acquisitions, managing acquired assets, acquiring new equipment, maintaining the condition of our existing equipment and maintaining compliance with environmental laws and regulations. To the extent that cash generated internally and cash available under our existing credit facilities are not sufficient to fund our capital requirements, we will require additional debt or equity financing, which may not be available on favorable terms, or at all. Future debt financing, if available, may result in increased finance charges, increased financial leverage, and decreased income available to fund further acquisitions and expansions and the imposition of restrictive covenants on our business and operations. Factors that may affect our access to funding or increase our funding costs include (a) the financial and regulatory environments, which have impacted global financial markets and credit institutions since 2008 and varying responses thereto by governments, central banks and regulators; (b) adverse changes in Vedanta Limited’s operating results, financial condition or cash flows; (c) deterioration of Vedanta Limited’s creditworthiness; (d) currency movements, interest rate increases or volatility or other potential market disruptions; (e) a decrease in bank appetite for risk as a result of tightened lending standards, regulatory capital requirements or otherwise; and (f) downgrade in India’s sovereign ratings.

In addition, future debt financing may limit our ability to withstand competitive pressures and render us more vulnerable to economic downturns. If we fail to generate or obtain sufficient additional capital in the future, we could be forced to reduce or delay capital expenditures, sell assets or restructure or refinance our indebtedness. In addition, there can be no assurance that our planned or any proposed future expansions and projects will be completed on time or within budget, which may adversely affect our cash flow. We evaluate acquisition opportunities in the course of our business and such acquisitions could be of a material nature.
Oil and gas exploration activities are capital intensive and inherently uncertain in their outcome. There is a risk that we or the operators of assets in which we have an interest may undertake exploration activities and incur significant costs in so doing with no assurance that such expenditure will result in the discovery of hydrocarbons in commercially viable quantities.

•
Demands on management
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
Acquisition risks
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
For example, the Environmental Clearance for the proposed copper smelter plant 2 (Tuticorin expansion project) expired on December 31, 2018. Our application for renewal of such environmental clearance was rejected by the MoEF&CC and so a fresh application was made. In the interim, the High Court of Madras ordered us to suspend all activities pertaining to the expansion project and the State Industries Promotion Corporation of Tamil Nadu (“SIPCOT”) cancelled the land allotted to us for the proposed expansion project, which decision was later stayed by High Court of Madras. Further, the TNPCB issued orders on June 7, 2018, directing the withdrawal of the consent to establish (“CTE”) for the expansion project, which is valid until March 31, 2023. The Company has filed Appeals before the TNPCB Appellate Authority challenging withdrawal of CTE by the TNPCB and the matter was listed on June 8, 2022, for Vedanta to file a counter against the impleadment made by one Ms. Fatima Babu and also for TNPCB to file its counter in the matter. The matter was last heard on June 8, 2022, wherein the TNPCB filed its counter in the matter. The mater is next listed for July 6, 2022. On July 6, 2022, Vedanta filed an abeyance petition requesting the TNPCB Appellate Authority to proceed with the matter only subsequent to the adjudication of the matter at the Hon’ble Supreme Court pertaining to the closure of existing operations. The matter is next listed for September 7, 2022. See “
Item 4: Information on the Company - B. Business Overview - Our Business -Copper Business”
for further details.
Moreover, the Environmental Clearance for the expansion of our Alumina Refinery at Lanjigarh was challenged before the NGT, where the MoEF&CC, the Odisha State Pollution Control Board and Vedanta Limited have been made parties. Pleading in the matter is complete and pending for hearing of arguments, however, the same has not been posted owing to the paucity of judges in the NGT. It is pertinent to note that the NGT has not passed any interim order staying the project as prayed by the appellant. See “
Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings
.” for further details.

Moreover, we are currently undertaking exploration programs in our Rajasthan and other oil blocks. Also, Vedanta Limited- oil and gas business has secured 51 blocks (41 blocks in OALP I and 10 blocks in OALP II and III) and 2 Discovered Small Fields (“DSF”) blocks in the Open Acreage Licensing Policy (“OALP”) introduced by the GoI and RSCs has been signed for these blocks. Vedanta Limited- oil and gas business has committed the work program to be completed during the currency of initial exploration phase and in the event of non-fulfillment
of the committed work program, the liquidated damages would become payable for the shortfall as specified in the RSC. Any delays in this exploration program or shortfall in achieving the necessary output levels could materially and adversely affect our business, financial condition and results of operations.
In fiscal year 2013, we announced an expansion of our
zinc-lead
mines capacity to 1.2 mtpa (later revised to 1.25 mtpa) in a phased manner until fiscal year 2022 in our Zinc India business. This will involve sinking of underground shafts and developing underground mines. Benefits from these growth projects started in fiscal year 2016, even though project activities will continue until fiscal year 2023. Annual capital expenditure towards these projects is expected to be approximately $ 100 million. Major projects related to this expansion are completed. The risk still remains as we are reporting its expenditure and project is not yet completed.
We acquired ESL under the Insolvency and Bankruptcy Code, 2016 (“IBC”) in fiscal year 2018, in line with the Resolution Plan approved by National Company Law Tribunal (“NCLT”), Kolkata. ESL was incorporated in December 2006 to set up an integrated steel plant designed to produce 2.5 mtpa of steel. This project started operations in fiscal year 2009 and the first phase of 1.5 mtpa steel plant was completed in fiscal year 2012. Subsequently, the next phase to reach to the full design capacity was started but was not completed due to various reasons. As a result, project materials including semi-constructed blast furnace and horizontal coke oven plant are not in operation. The usability of project material will depend on life cycle assessment, finalization of technology and detailed project report. Hence, expansion cost may increase if it is discovered later that some of the project material is not usable.
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
We may not be able to accurately assess the geological characteristics of any reserves that we acquire, which may adversely affect our business, financial condition and results of operation. Because the value of reserves is calculated based on that part of our mineral and oil and gas deposits that are economically and legally exploitable at the time of the reserve calculation, a decrease in commodity prices may result in a reduction in the value of any reserves that we obtain as less of the deposits contained therein would be economically exploitable at lower prices. For example, we recognised an impairment of assets at our oil and gas business in fiscal year 2020 of an amount equal to
₹
 135,031 million which was triggered majorly due to significant fall in crude oil prices.
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

•
Disruptions in extraction and production due to equipment failures, unexpected maintenance problems and other interruptions:
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

Further, our oil & gas processing facilities designed to separate oil, gas and water may not function as designed over the life of the fields. This may result in the hydrocarbon not meeting sales specifications of pipelines, which may mean that any such hydrocarbon either not being evacuated through our existing pipelinesor cannot be sold, may be sold at a significant discount to the sales price agreed in the relevant sales contract.

•
Availability of raw materials for production and energy requirements:
Any shortage of or increase in the prices of any of the raw materials needed to satisfy our businesses’ requirements may interrupt our operations or increase our cost of production. We are particularly dependent on coal, which is used in many of our captive power plants. Our aluminium business, which has a very high energy consumption requirement due to the energy-intensive nature of aluminium smelting, is significantly dependent on coal supplies from Coal India Limited, the government-owned coal company in India. Similarly, coal supplies for our commercial power generation business is also a major focus area. Any coal block or linkage that we already have or win in auctions, might not be sufficient for our planned operations and we may not be successful in procuring a sufficient supply of coal at economically attractive prices, or at all. The GoI had made changes in regulations that can significantly improve domestic coal supplies such as opening up of auction of coal mines for commercial use. We also recently secured the Kuraloi (A) North Coal Block during the first tranche of auction under the MMDR Act. Vedanta Limited entered into the Coal Mine Development and Production Agreement (“CMDPA”) in respect of such coal block with the GoI on September 3, 2021. The mine has a capacity of 8 mtpa. Earlier, Vedanta Limited won the Radhikapur West coal block in the commercial coal block auctions conducted by the Ministry of Coal, GoI in FY 2021 and the Jamkhani coal block in captive coal block auctions that improves our coal security as same will be used for our captive consumption. The Company entered into the CMDPA for the Radhikapur Coal block with the GoI on January 11, 2021, having a mine capacity of 6 mtpa. These mines will cater to power generation for Jharsuguda smelting operations.

For example, we established our aluminium business in Odisha. The entity entered into a joint venture agreement with Odisha Mining Corporation Limited (“OMC”) through which OMC would provide us with bauxite supply, but during fiscal year 2016, the joint venture agreement was terminated by OMC by a separate action. As a result, Vedanta Limited had to procure bauxite from global suppliers to meet its requirements, resulting in high logistics costs and complexity in supply chain pushing up the cost of production for captive alumina. The remaining alumina requirements are also purchased from global suppliers at index-linked prices. However, in April 2018, we entered into a long-term contract with OMC for the supply of bauxite for five years from its Kodingamali bauxite mines as per state policy, which accounts for approximately 50% of our total bauxite requirement.

Our oil processing facility in the northern fields of the RJ Block require reliable fuel supply for power generation and heating, to ensure the quality of our crude oil production. Currently, the fuel supply for power generation and heating requirements are being met through associated natural gas from the Mangala field, supplemented as required by natural gas from the Raageshwari Deep Gas (“RDG”) field. While the current gas supply is adequate to ensure a continuous efficient fuel supply, there is no guarantee that the current estimates of the future fuel requirements can be supplied from the gas associated with existing and future oil production, supplemented by supply of remaining gas from the RDG field, after accounting for gas sales. Thus, the facilities have been augmented by alternative energy source in form of grid power supply. Sustained failure of power systems due to unavailability of fuel supply and/or grid power availability could lead to disruption in operations, having a material adverse effect on our results of operations and financial condition.
In addition, oil extraction from Mangala, Bhagyam and Aishwariya fields require significant quantities of polymer (for injection), which is mostly imported and any supply chain disruptions, similar to those faced during
COVID-19
pandemic, may present a material risk to our operational and financial outcomes.

•
Availability of water:
The mining operations of our zinc and aluminium businesses, production from our oil fields, smelter operations of copper business and our captive power plants depend upon the supply of a significant amount of water. Availability of water for our operations is dependent upon adequate rainfall in the catchment areas near our operations. There is no assurance that the water required will continue to be available in sufficient quantities or that the cost of water will not increase. For example, BALCO is currently in a dispute with the National Thermal Power Corporation (“NTPC”) Limited regarding the right of way for a water pipeline that provides one of BALCO’s captive power plants (270 MW) access to a body of water adjacent to the NTPC Limited’s premises. Presently, the 270 MW power plant is under suspension and any adverse order will impact smelter operations. The Sole Arbitrator by its award dated January 11, 2016, allowed BALCO’s easementary claim and rejected the counter claims raised by the NTPC Limited. Both NTPC Limited and BALCO have filed application under Section 34 of the Arbitration & Conciliation Act, 1996, before the Delhi High Court appealing the claims rejected by the Sole Arbitrator. The next hearing will take place on September 26, 2022. However, the Company has a water supply agreement valid for 30 years from July 29, 2011, for 13 million cubic meters for 540 MW and on December 22, 2015 the Company entered into a new water contract valid for 30 years with a local body for 25 million cubic meters per annum for independent power plant (“IPP”) of 300 MW and captive power plant (“CPP”) of 900 MW collectively, which has been fully allotted.

We inject hot water and polymer to maintain reservoir pressure and to optimize crude oil recovery at Mangala, Bhagyam and Aishwarya fields. The primary source of water for injection in these fields is the produced water to which water from Thumbli saline aquifer is added to make up the total injection requirements. Extraction of saline water also requires the approval of the relevant government authorities. There can be no assurance that the estimated impact of the expected water extraction on the flow of groundwater is accurate. A failure to extract the required amount of water during the life of the existing and currently planned developments or an inaccurate prediction of the impact on the flow of groundwater, or delay or cancellation of the approval from the government authorities to extract saline water, may require us to access alternative sources of water. Although the relevant government authority has given its consent for the extraction of saline groundwater from Thumbli, it is possible that we will be perceived to be directly or indirectly responsible for any shortage of fresh water or deterioration in water quality. In such an event, the local authorities may require us to access alternative water sources or hold us responsible for any contamination of the fresh water supply by saline groundwater from the aquifer. We have filed for approval from Central Ground Water Authority (“CGWA”) for extraction of saline water and the final approval is awaited.

•
Disruptions to or increased costs of transport services
:
We depend upon seaborne freight, inland water transport, rail, trucking, overland conveyor and other systems to transport bauxite, alumina, zinc concentrate, copper concentrate, coal, iron ore and other supplies to our operations and to deliver our products to customers. Due to ongoing COVID-19 pandemic, Ukraine Russia crisis and expected surge in exports from the country, there may be disruptions to or increases in the cost of these transport services, including as a result of interruptions that decrease the availability of these transport services or as a result of increases in overall demand for transport services in the country and in global markets but failures of these transport services to be expanded in a timely manner which may affect our operations. To reduce this market impact on exports, long term contract with container transporters have been finalized to ensure availability and strategic addition of breakbulk mode to minimize exposure towards container transport service.

•
Inadequate plant operating and maintenance procedures
:
While we have in place operating and maintenance procedures to maintain the integrity of our production facilities, unplanned events could adversely affect operations.

•
Dependence on third parties:
We outsource the day to day running of operations, maintenance of plant, construction, delivery and commissioning of the various plant facilities, supply and testing of equipment, transmission and distribution of electricity, etc. to capable third parties in most of our businesses and there are associated risks. Additionally, several of the major growth projects are under execution through end to end project execution is outsourced to a limited number of specialized vendors These projects have long execution timelines, have interdependencies, and may require use of the appropriate technologies. To execute these projects and to achieve the deliverables of operation and maintenance contract, our business partners are responsible for the timeliness and adequacy of the resources they deploy and capabilities they bring to a project. In such arrangements, we may have limited control over the standards, operations and compliance of our business partners, their contractors and sub-contractors
and thereby have limited influence and control over the risks that arises. Ensuring the delivery of services and equipment, executing the projects as per schedule, of the right quality and managing safety and security of personnel and materials at the sites as well as during transportation, and ensuring all regulatory compliances are met, could pose a potential challenge. Any delays in any of these aspects could have an adverse impact on operations and project completion by way of cost and schedule overruns and adversely effects our operational and financial performance. We review the progress jointly with the partner at regular intervals to mitigate this potential risk. Further, our business partners may be unable or unwilling to fully compensate us against costs we may incur on their behalf or on behalf of the joint venture. For instance, the external contractors may not be able to complete construction and installation on time, within budget, or to the specifications set forth in our contracts with them, or the contractors may otherwise cause delays in meeting project milestones or achieving commercial operation by the scheduled completion date or operational deliverables, which could in turn cause forecast budgets to be exceeded or result in delayed payment by customers, invoke liquidated damages, penalty clauses or performance guarantees or result in termination of contracts. See “
Item 8: Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings - Proceedings against TSPL relating to its delay in commissioning various units of the power plant
”. In addition, as a result of increased industrial development in India in recent years, the demand for contractors with specialist design, engineering and project management skills and services has increased, resulting in a shortage of contractors and increasing costs of services. There can be no assurance that such skilled and experienced contractors will continue to be available at reasonable rates and we may be exposed to risks relating to the cost and quality of their services, equipment and supplies.

•
Power purchase agreements
:
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
“
Item 8: Financial Information - A. Consolidated Statements and Other Financial
Information
- Legal Proceedings
”
and
“
Item
4: Information
on the
Company
- B.
Business
Overview
”
.

•
Regulatory compliance:
Power generation in India is a regulated industry. In particular, national and state regulatory bodies and other statutory and government mandated authorities may, from time to time, impose minimum performance standards upon us. Failure to meet these requirements could expose us to the risk of penalties, including, in certain instances, plant shutdowns. For example, the Ministry of Environment and Forests on December 7, 2015, prescribed new norms to reduce pollution particularly Sulphur dioxide (SO
2
) emission from thermal power plants through installation of Flue Gas Desulphurization (“FGD”). Noncompliance of the published norms within prescribed timelines will have an adverse impact on operations by way of environmental compensation.”

•
Flow assurance concerns of crude oil:
The waxy nature of the crude oil at the northern fields of the RJ Block requires us to use hot water injection as the recovery technique at these fields. Injection of hot water requires that the temperature of the water is maintained at a certain level to ensure that the temperature of the crude oil is not reduced by the water used in the injection process to the point where solidification may occur. If the temperature of the injection water is not maintained at the required level, the overall field production rate and ultimate recovery may be adversely impacted. Further, the waxy nature of the crude oil requires that the temperature of crude oil transported through the
24-inch
insulated oil pipeline and connecting spur lines should be kept at a temperature greater than the temperature at which crude oil starts to solidify (i.e. pour point). Maintaining the temperature of the crude oil above pour point temperature has required the installation of a specialized heating system and heating stations at various points along the pipeline. If the specialized heating system does not perform as expected, or there are problems associated with the performance of the heating stations, or there are problems supplying fuel to the power generation systems at these heating stations, then the temperature of crude oil may not be maintained, which would have an adverse impact on the rate at which oil can be transported through the pipeline. Any reduction in the crude oil production, ultimate recovery, or in the oil transportation may have a material adverse effect on our business, financial condition and results of operations.

•
Tailings dam failure:
A release of waste material from tailings dams of any of our production facilities may lead to loss of life, injuries, environmental damage, reputational damage, financial costs and production impacts. Tailings dam failure is considered to be a catastrophic risk, which is a very high severity but very low frequency event that must be treated with the highest priority.

•
Accidents at mines, oil fields, smelters, refineries, oil processing terminals, cargo terminals and related facilities:
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
off-take
arrangements and increased costs.

•
Strikes and industrial actions or disputes:
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

ix) Climate change risks, if not managed adequately, can affect our operations and profitability.
The impact of climate change and climate change-driven responses, such as a global transition to a low carbon economy on our operations and our customers’ operations, remains uncertain, but the regulatory, market-risks associated with climate change as well as the physical effects of climate change could have an adverse effect on us and our customers as experts believe that climate change may be associated with more extreme weather conditions. Extreme weather due to climate change can lead to epidemics as well as business disruptions. Climate change events can result in physical damage to our building infrastructure and other physical assets, disrupt the continued functioning of infrastructures such as the transportation network and utilities in the locations where we operate and decrease in morale of employees. Some of our locations can experience extreme weather events like floods and cyclones for droughts. These events can impact our production capacity or hamper our supply chains.
Vedanta manufactures basic metals that are used in several applications, downstream in our industry. Several of these applications related to use in the emerging renewable energy, electric mobility and electronics industries. We do not anticipate the demand for our products to decline as a consequence. We remain committed to ensuring that we minimize the GHG intensity of all our products and have taken short-mid-and-long-term targets to achieve this. In FY 2022, we launched Restora and Restora Ultra - low-carbon, green aluminium line of products.
x) We are exposed to competitive pressures in our various business segments in which we operate which could result in lower prices or sales volumes of the products we produce, which may cause our profitability to suffer
The mines and minerals, commercial power generation, oil and gas and steel industries are highly competitive. We continue to compete with other industry participants in the search for and acquisition of mineral and oil and gas assets and licenses. Competitors include companies with, in many cases greater financial resources, local contacts, staff and facilities than ours. Competition for exploration and production licenses as well as for other investment or acquisition opportunities may increase in the future. This may lead to increased costs in the carrying out of our activities, reduced available growth opportunities and may have a material adverse effect on our businesses, financial condition, results of operations and prospects.
xi) We depend upon third parties for supply of a portion of our raw material requirements, for the continuance of our operations, and for execution of our projects and supply of equipment and services, as well as for offtake of our production volumes
We source a majority of our copper concentrate and a portion of alumina requirements from third parties. The smelter at Tuticorin has been closed during the fiscal year 2019 and remains closed, therefore the copper anodes and blister are being procured from external sources for production of copper cathode at the Silvassa Refinery. For example, in fiscal year 2022, we sourced 100% of our copper anode and blister and 55.38% of our alumina requirement was sourced from third parties. Profitability and operating margins of our copper and aluminium business depends on the ability of the suppliers to ensure timely delivery of the contracted volumes. For our aluminium business, sourcing of key raw materials such as bauxite and alumina from third parties are key drivers of our cost of production and hence our profitability and margins. Almost 50% of our requirements for bauxite and alumina are dependent on third party suppliers. Similarly, sourcing coal at a competitive price impacts profitability and margins.
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

In our oil and gas business, we have infrastructure and oil sales agreements with the GoI nominated public sector refineries and domestic private sector refineries for expected levels of crude oil production from the RJ Block until March 2023. Stoppage of off-take
or supply could result if the buyers fail to take delivery of volumes anticipated by these sales agreements.
Additionally, two private sector buyers accounted for approximately 80% of the total sales of RJ Block in fiscal year 2022 and any unforeseen disruption at these buyer’s facilities would affect sales volume and therefore revenue generation. Further, we are subject to the risk of delayed off-take
or payment for delivered production volumes or counterparty default. Any of these could have an adverse impact on our crude oil sales and cash flows. In certain cases, the relevant counterparty, either legally or as a result of geographic, infrastructure or other constraints or factors, is in practice the sole potential purchaser of the relevant production output. This is particularly the case for sales of gas which relies on the availability or construction of transmission and other infrastructure facilities, enabling the supply of gas produced to be supplied to end users. The absence of competitors for the transmission or purchase of gas produced by us may expose us to offtake and production delays, adverse pricing or other contractual terms or may restrict the availability of transmission or other necessary infrastructure.
Such delays or defaults or adverse pricing or other adverse contractual terms or restricted infrastructure availability could have a material adverse effect on our business, financial condition and results of operations.
xii) Defects in title or loss of any leasehold interests in our properties could limit our ability to conduct operations on such properties or result in significant unanticipated costs
Our ability to mine the land on which we have been granted mining lease rights and to make use of our other industrial and office premises is dependent on the acquisition of surface rights. Surface rights and title to land are required to be negotiated separately with landowners, although there is no guarantee that these rights will be granted. Any delay outside of the ordinary course of business in obtaining or inability to obtain or any challenge to the title or leasehold rights to surface rights could negatively affect our business, financial condition and results of operations.
In addition, there may be certain irregularities in title in relation to some of our owned and leased properties. For example, some of the agreements for such arrangements may not have been duly executed and/or adequately stamped or registered in the land records of the local authorities or the lease deeds may have expired and not yet been renewed. Since registration of land title in India is not centralized and has not been fully computerized, the title to land may be defective as a result of a failure on our part, or on the part of a prior transferee, to obtain the consent of all such persons or duly complete stamping and registration requirements. The uncertainty of title to land may impede the process of acquisition, independent verification and transfer of title, and any disputes in respect of land title that we may become party to may take several years and considerable expense to resolve if they become the subject of court proceedings. Further, certain of these properties may not have been constructed or developed in accordance with local planning and building laws and other statutory requirements, or it may be alleged that such irregularities exist in the construction and development of our built-up
properties. For example, BALCO has 1,804.67 acres of government land out of which 1,751 acres is situated in forest land, which was given on lease by the Chattisgarh state government. The lease deed has not been executed as on date as a petition was filed in the Hon’ble Supreme Court against BALCO in relation to the alleged encroachment of land on which our Korba smelter is situated. Any such dispute, proceedings or irregularities may have an impact on our business, financial condition and results of operations. The matter, at present, is pending before the Hon’ble Supreme Court for consideration on Central Empowered Committee’s report. The Hon’ble Supreme Court shall hear the matter in due course. For further details see
“
Item 8: Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings.
”
For example, ESL has about 455.23 acres of land which is claimed by the Forest Authorities to be forest land. This is an alleged violation which resulted in the revocation of the environmental clearance. The revocation of environmental clearance has been challenged in the High Court of Jharkhand. The High Court of Jharkhand has granted interim relief for plant operations pending regularization. However, in the business interest, we have initiated the process of regularizing the same, without prejudice to all our legal rights and contentions, as per government process. The MoEF&CC has granted ex-post
facto
in-principle
approval dated December 17, 2019, on the application submitted by ESL for conversion of 455.23 acres of forest land subject to conditions. ESL is working out appropriate solution to secure the revised environmental clearance in due course.
MoEF&CC vide its letter dated February 2, 2022, has deferred the grant of Environment Clearance (“EC”) till Forest Clearance (“FC”)
Stage-II
is granted to ESL. ESL has submitted its reply against MoEF&CC letter vide letter dated February 11, 2022 for reconsidering the decision and not linking EC with FC since as per the applicable law and available precedents, grant of FC Stage - II is not a condition precedent for grant of EC. For further details see
“
Item 8: Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings.
”
Any unfavourable judgement will result in adverse impact on our operations at ESL.

xiii) Third party interests in our subsidiary companies, restrictions due to stock exchange listings of our subsidiary companies as well as third party interest in assets of our subsidiary companies will restrict our ability to deal freely with our subsidiaries or such assets of our subsidiary companies, which may have a material adverse effect on our results of operations and financial condition
We do not wholly own all of our operating subsidiaries, although we hold the majority of the total outstanding share capital in all of our subsidiaries. Although we have direct or indirect management control of HZL, BALCO, Black Mountain Mining, ESL, FPL and Avanstrate, each of these companies has other shareholders who, in some cases, hold substantial interests. As a result of the non-controlling interests in our subsidiaries and affiliates and the Indian stock exchanges listings of HZL, these subsidiaries may be subject to additional legal or regulatory requirements, or we may be prevented from taking certain courses of action without the prior approval of a particular or a specified percentage of shareholders and/or regulatory bodies (under shareholders’ agreements, relationship agreements or by operation of law). The existence of minority or other interests in, and stock exchange listings of our subsidiaries may limit our ability to increase our equity interests in these subsidiaries, combine similar operations, utilize synergies that may exist between the operations of different subsidiaries, move funds among the different parts of our businesses or reorganize the structure of our business in a tax efficient manner, which may have a material adverse effect on our business, financial condition and results of operations.
Oil and Natural Gas Corporation Limited (“ONGC”) amongst others is our joint operation partner with respect to all operating assets of our oil and gas business, and we operate all of our oil and gas assets except KGONN-2003/1. Accordingly, any mismanagement of an oil and gas asset by us may give rise to liabilities to our joint operation partners in respect of such asset. There is also a risk that other parties with interests in our assets may elect not to participate in certain activities relating to those assets which require such party’s consent. In such circumstances, it may not be possible for such activities to be undertaken by us alone or in conjunction with other participants at the desired time or at all. In addition, other joint operation partners may default in their obligations to fund capital or other funding obligations in relation to the assets. In certain circumstances, we may be required under the terms of the relevant operating agreement to contribute all or part of any such funding shortfall, which will increase the cost of operations. In order to mitigate such risks, execution of projects is undertaken after aligning the partners for the oil & gas development activities.
xiv) Proceedings against the GoI which has disputed our exercise of the call option to purchase its remaining ownership interest in BALCO
There are certain proceedings that are currently ongoing with respect to the exercise of a call option to acquire the remaining shares of BALCO held by the GoI, in accordance with the terms of the shareholders’ agreement between the GoI and us. The amount claimed under this proceeding is presently unquantifiable. The arbitration tribunal formed under the directions of the High Court of Delhi declared an award rejecting BALCO’s claim regarding the exercise of the option on January 22, 2011. According to the award, certain clauses of the shareholders’ agreement were held to be void, ineffective and inoperative as being in violation of sub section (2) of Section 111A of the erstwhile Companies Act, 1956. We filed an application before the High Court of Delhi to set aside this award under Section 34 of the Arbitration and Conciliation Act, 1996. The application would be listed for hearing in due course. There is no assurance that the outcome of our challenge of the award will be favorable to us. In such an event, we may be unable to purchase the GoI’s remaining 49.0% interest in BALCO or may be required to pay a higher purchase price, should it decide to consummate such purchase, which may have a material adverse effect on our business, financial condition and results of operations. See “
Item 4: Information on the Company - B. Business Overview - Our Business -
Call Options over Shares in
BALCO Call Options over Shares
”
and Item 8:Financial Information - Legal proceedings - Proceedings against the GoI which has disputed our exercise of the call option to purchase its remaining ownership interest in BALCO.
xv) Proceedings by the GoI which has disputed our exercise of the call option to purchase its remaining ownership interest in HZL
We commenced arbitration proceedings against the GoI with respect to exercise of our call option to acquire the remaining shares of HZL held by the GoI, in accordance with the terms of the shareholders’ agreement between the GoI and us. The GoI denied our right to exercise the option on the basis that the shareholders’ agreement contravenes the provisions of Section 111A of the erstwhile Companies Act, 1956 and is therefore void. While the arbitration was in process, a PIL was filed seeking restraint on disposal of residual shares by GoI. The Hon’ble Supreme Court passed a final order on November 18, 2021, allowing the GoI’s proposal to divest its entire stake in HZL in the open market in accordance with the rules and regulations of Securities and Exchange Board of India (“SEBI”). The Hon’ble Supreme Court also directed the Central Bureau of Investigation to register a regular case in relation to the process followed for the disinvestment of HZL in the year 2002 by the GoI.
Due to the abovementioned Hon’ble Supreme Court of India order, Vedanta Limited has filed an application for the withdrawal of its arbitration claim for the second call option and a final order allowing for the withdrawal of the arbitration matter has been passed. See “
Item 4: Information on the Company - B.
Business Overview - Our Business - Call options over shares
”.

xvi) Future production from our assets may vary from the forecast
We estimate the annual metal production and the mine life through a detailed mine plan for both open pit and underground mines and the oil and gas production rates and field life through the Field Development Plans (FDP). These mine plans and FDP are prepared based on our estimates of future mine and field performance. Future performance is subject to a number of risks including but not limited to geological conditions being more complex than originally predicted, ore grade being different from estimates, future producer or injector well performance, plant operating efficiencies being less than originally forecasted, inadequate power, water or utility supplies, and other constraints. Any material falls in production from the current production level or from the estimates due to some or all of the risks detailed above may adversely impact our business, financial condition and results of operations.
For example, in our oil and gas business, plateau production rates from the RJ Block may be less than forecast. The estimates of production rates and field life contained in the FDP for the Mangala, Bhagyam, Aishwariya, Raageshwari and Saraswati fields in the RJ Block are based on our estimates of future field performance. Future field performance is subject to a number of risks that are beyond our control.
xvii) If we do not continue to invest in new technologies and equipment, our technologies and equipment may become obsolete and our cost of production may increase relative to our competitors, or such implemented technologies might not achieve the objective, which would have a material adverse effect on our results of operations, financial condition and prospects
Our profitability and competitiveness are in large part dependent upon our ability to maintain a low cost of production as we sell commodity products with prices, we are unable to influence. Unless we continue to invest in newer technologies and equipment and are successful at integrating such newer technologies and equipment to make our operations more efficient, our cost of production relative to our competitors may increase and we may cease to be profitable or competitive. Newer technologies and equipment are expensive, and the necessary investments may be substantial. Moreover, such investments entail additional risks including whether they will achieve the desired objectives to justify the capital expenditures incurred in deploying the new technology.
For example, the FDP for the northern fields of the RJ Block assume the use of enhanced oil recovery techniques to extract an additional incremental percentage of the estimated oil in place in the reservoirs. Enhanced oil recovery screening studies of these northern fields have concluded that polymer flooding or alkaline surfactant polymer flooding, two common enhanced oil recovery techniques, are the preferred enhanced oil recovery options. In terms of scale, the project is one of the largest of its kind across the globe. Risks associated with the project include improper chemical selection, inadequate subsurface response to injected fluid(s) and inadequate processing of produced fluids thereby impacting performance of surface facilities and continuous sourcing of polymer for ongoing operations.
Further, if we fail to maintain the polymer at the correct temperature in the reservoir, it may degrade and not function properly, thereby reducing the incremental amount of crude oil that is expected to be recovered. There is also a risk that the polymer handling facilities at the surface may perform at lower than designed efficiency, which may lead to degradation of the polymer and ultimately lead to higher consumption. All these factors could have a material and adverse effect on our business, financial condition and results of operations.
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
xviii) We are subject to restrictive covenants for the credit facilities including term loans and working capital facilities provided to us and our subsidiaries
Our financing agreements contain certain restrictive covenants and events of default that limit our ability to undertake certain types of transactions or ability to expand, any of which could adversely affect our business. These covenants require us to maintain certain financial ratios and in certain cases, obtain the prior consent of our lenders for various activities, including, among others,

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
xix) A downgrade in the Company’s credit ratings and outlook may adversely affect its ability to access capital
The Company’s current rating is “AA” with a stable outlook by CRISIL Ratings and India Ratings. CRISIL Ratings after revising the outlook to ‘Positive’ from ‘Stable’ in October 2021, upgraded its rating on the long-term bank facilities and debt instruments of Vedanta Limited to ‘CRISIL AA’ from ‘CRISIL AA-’ in February 2022. The outlook on ratings was also revised to ‘Stable’ from ‘Positive’. The short-term rating on bank facilities and commercial paper has been reaffirmed at ‘CRISIL A1+’. The upward rating action factors in stronger-than-expected operating profitability, driven by elevated commodity prices during fiscal 2022, volume growth across businesses, and sustained cost efficiency, especially in the Aluminium business. India Ratings, also after revising the outlook to ‘Positive’ from ‘Stable’ in December 2021, upgraded its ratings on long-term bank facilities to “IND AA” from “IND
AA-”
in March 2022 with a stable outlook. The rating upgrade reflects the group’s continuous deleveraging and India Ratings’ expectation of an improvement in the consolidated operational cash flow in FY 2022 and FY 2023, following a significant increase in the operating profitability, led by high metal prices partly offset by raw material input inflation. The short-term rating on commercial paper has been reaffirmed at ‘IND A1+’ A downgrade in the rating may adversely affect Vedanta Limited’s ability to access capital and could likely result in more stringent covenants and higher interest rates.
xx) We are involved in several civil, criminal and tax litigation matters, arbitration proceedings and any final judgment against us could have a material adverse effect on our business, result of operations, financial condition and prospects
We are involved in several legal and arbitration proceedings including matters relating to, alleged violations of environmental, tax, Indian laws and regulations, land and labor disputes and other related issues. A final judgment against us or our directors in one or more of these disputes may result in damages that we will be required to pay to the other party, injunctions against us any of which may require us to cease or limit our operations and such decisions or judgments may have a material adverse effect on our business, results of operations, financial condition and prospects.
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
For a detailed discussion of material litigation matters pending against us, see “
Item 8: Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings
”.
xxi) We may be liable for additional taxes if the tax holidays, exemptions and tax deferral schemes which we currently benefit from expire without renewal, and the benefits of the tax holidays, exemptions and tax deferral schemes are limited by the minimum alternative tax
We currently benefit from significant tax holidays, exemptions and tax deferral schemes. These tax holidays, exemptions and tax deferral schemes are for limited periods. For example, HZL’s captive power plant at Dariba benefits from tax holiday on the profits generated from transfers of power to HZL’s other units. We also have windmills located in states such as Gujarat, Karnataka, Tamil Nadu, Maharashtra and Rajasthan and refining and processing plants at Pantnagar, which are eligible for tax holiday. However, Fiscal Year 2021 was the last year of claim by the Pantnagar tax holiday unit.
Our captive power plants will continue to have the benefit of any existing tax exemptions, which were available before March 31, 2017, until such tax exemptions expire. The expiry or loss of existing tax holidays, exemptions and tax deferral schemes or the failure to obtain new tax holidays, exemptions or tax deferral schemes will likely increase our tax obligations and any increase could have a material adverse effect on our business, financial condition and results of operations.

In addition, we are subject to a Minimum Alternate Tax (“MAT”) which sets a minimum amount of tax that must be paid each year based on our book profits. The effective MAT rate is 17.47%, after applying surcharge and education cess, for Indian companies. The MAT prevents us from taking full advantage of any tax holidays, exemptions or tax deferral schemes that may be available to us.
The Taxation Law (Amendment) Act, 2019, reduced MAT base tax rate from 18.5% to 15% plus applicable surcharge and cess. The effective MAT rate for all Indian companies for fiscal year 2020, 2021 and 2022 was 17.47%, 17.47% and 17.47% respectively Further, companies opting for concessional tax regime would not be required to pay MAT. See “
Government Policy - Taxes, royalties and cess payments
”. For
non-resident
foreign companies, effective MAT rate as per the Tax (Amendment) Act, 2019 reduced from 20.01% to 16.38% of the book profit.
The Taxation Laws (Amendment) Act, 2019 has also introduced concessional tax regime for Indian companies pursuant to which (a) Indian companies incorporated on or after October 1, 2019 commencing manufacturing on or before March 31, 2023 can opt to be taxed at an effective tax rate of 17.16% subject to certain prescribed conditions and (b) other Indian companies can opt to be taxed at the effective rate of 25.17% subject to certain prescribed conditions and after foregoing certain benefits/exemptions. In both of these cases, the provisions of MAT would not be applicable. Under this new enactment, the Company can choose to opt for the new tax rates in the Fiscal Year 2020 (i.e., assessment year 2020-2021) or in any other financial year in the future. When a company exercises this option, the chosen provision will apply to the financial year in which option is exercised and all subsequent years. The Finance Act 2022 has amended the Income Tax Act to extend the last date for commencement of manufacturing or production, under section 115BAB of the Act, from March 31, 2023, to March 31, 2024.
xxii) The GoI may allege a breach of a covenant by us and seek to exercise a put or call right with respect to shares of HZL, which may result in substantial litigation and serious financial harm to our business, results of operations, financial condition and prospects
Under the terms of the shareholders’ agreement between the GoI and erstwhile SIIL, we agreed that we would ensure that HZL would implement a 1 mmtpa greenfield zinc smelter plant at Kapasan in the state of Rajasthan (the “Kapasan Project”), within 5 years from April 11, 2002. The shareholders’ agreement provided that if within one year from this date, we reviewed the feasibility of the Kapasan Project and determined that it was not in the best economic interests of HZL, which determination required the report of an independent expert, and the board of directors of HZL confirmed this determination, then we would not be obliged to ensure that HZL implement the Kapasan Project. In 2003, HZL notified the GoI that the Kapasan Project would not be undertaken and that a report of an independent expert may not be required. While we have not received any notice of breach under the provisions of the shareholders’ agreement between the GoI and us with respect to HZL, the GoI may claim that we have breached the covenant related to the Kapasan Project as mentioned in the shareholders’ agreement triggering an event of default. The GoI, under the terms of the shareholders’ agreement, may become entitled to the right, which is exercisable at any time within 90 days from the day it became aware of such event of default, to either sell any or all of the shares of HZL held by the GoI to us at a price equivalent to 150.0% of the market value of such shares, or purchase any or all of the shares of HZL held by us at a price equivalent to 50.0% of the market value of such shares.
The closing market price of HZL’s shares on the National Stock Exchange of India Limited (“NSE”) on July 15, 2022, was
₹
 285.35. ($3.76) per share. Based solely on this price, if GoI became entitled to sell and exercised this right to sell all of its 1,247,950,590 shares of HZL at a price equivalent to 150.0% of their market value, we would be required to pay
₹
 534,154 million ($ 7,040.38 million) for those shares. Assuming the same July 15, 2022, closing market price of HZL’s shares, if GoI became entitled to purchase all of the 2,743,154,310 shares of HZL held by us at a price equivalent to 50.0% of their market value, we would receive
₹
 391,380 million ($ 5,158.55 million) for those shares.
xxiii) Attracting and retaining talent at technical, managerial and leadership level as well as shortage of skilled labor in the natural resources industry could increase our costs and limit our ability to maintain or expand our operations, which could adversely affect our results of operations
Our efforts to execute our business plans will place significant demands on our management and other resources and we will be required to continue to improve operational, financial, and other internal controls. Our ability to maintain and grow our business will depend on our ability to attract, train and retain personnel with skills that enable us to keep pace with growing demands and evolving industry standards. We are dependent to a large degree, on the continued service and performance of our senior management team and other key team members in our business divisions. These key personnel possess technical and business capabilities that are difficult to replace. The loss or diminution of services of members of our senior management or other key team members, or our failure to retain our key personnel at various managerial positions could have an adverse effect on our results of operations, financial condition and prospects. In addition, our business develops and expands, we believe that our future success will depend on our ability to attract and retain highly skilled and qualified personnel, which is not guaranteed.

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
xxiv) Our insurance coverage may prove inadequate to satisfy future claims against us
We maintain insurance, which we believe is typical in the respective industries in which we operate and in amounts which we believe to be commercially appropriate. Nevertheless, we may become subject to liabilities against which we may not have adequate insurance coverage or at all. Our insurance policies contain certain customary exclusions and limitations on coverage which may result in our claims not being honored to the full extent of the losses or damages we have suffered. For example, the loss due to pot failures in our aluminum smelters are not fully covered by insurance. The exploration and production of crude oil and natural gas is inherently hazardous. A range of factors incorporating natural and man-made
factors may result in oil spills, fires, equipment failure, loss of well control, leakage of hydrocarbons or hydrogen sulphide etc., which can result in death, injury and damage to production facilities and the environment. In addition, our operating entities in India can only seek insurance from domestic insurance companies or foreign insurance companies operating in joint ventures with Indian insurance companies and these insurance policies may not continue to be available at economically acceptable premiums. The occurrence of a significant adverse event, the risks of which are not fully covered or honored by such insurers could have a material adverse effect on our business, financial condition and results of operations.
xxv) The
Re-organization
Transactions may not result in expected benefits
At the time of announcing the
Re-organization
Transactions, we estimated cost savings and tax efficiencies arising from the transaction, due to operational and financial synergies. These synergies may not be realized or may be materially lower than estimated and the extent to which any of the other benefits will actually be achieved, if at all, or the timing of any such benefits, cannot be predicted with certainty. If we are unable to realize the estimated cost savings or the other benefits that we expect to achieve through the consolidation, or if we are prevented from taking advantage of the anticipated tax efficiencies, or if we are unable to offset the incremental costs we incur over time as a result of the consolidation with such savings and benefits, there could be a material adverse effect on our business, financial condition and results of operations. Further, subsequent to the Amalgamation and
Re-organization
Scheme becoming effective, a SLP challenging the orders of the High Court of Bombay at Goa was filed before the Hon’ble Supreme Court by the Commissioner of Income Tax, Goa and the Ministry of Corporate Affairs (MCA) in July 2013 and April 2014, respectively. Further, a creditor and a shareholder challenged the Amalgamation and
Re-organization
Scheme in the High Court of Madras in September 2013. Currently, the Hon’ble Supreme Court has admitted the SLPs and the matter is likely to be listed in due course. There is no assurance that the SLPs will be determined in our favor, and accordingly, there is no assurance that the courts will not negate the effectiveness of the
Re-organization
Transactions. In such circumstance, we may not be able to achieve financial, operational, strategic and other potential benefits from the consolidation pursuant to the
Re-organization
Transactions. See “
Item 8: Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings
” for further details.
xxvi) We may incur significant costs or loss of reputation in case of leakage of business sensitive information
We are dependent on the capacity and reliability of the communications, information and technology systems supporting our operations. We are exposed to operational risks, such as data entry or operational errors or interruptions of our financial, accounting, compliance and other data processing systems, whether caused by the failure to prevent or mitigate data losses and other security breaches, or other cyber security threats or attacks, fire or other disaster and power or telecommunications failure, which could result in a disruption of our business, liability to third parties, regulatory intervention, or reputational damage, and thus have a material adverse effect on our business.
Although we have
back-up
systems and cyber security measures in place, our
back-up
procedures, cyber defense, and capabilities in the event of a failure, interruption, or breach of security may not be adequate. Insurance and other safeguards may not be available or may only partially reimburse us for losses related to operational failures or cyber-attacks.

As we grow and our reliance on information technology and systems increases, protecting our systems from cyber security attacks and threats may become increasingly challenging and costly. The threats to the security of our digital infrastructure continue to evolve rapidly and we rely on digital systems and network technology. We may be unable to prevent or address, any disruption to the operation of our information technology systems in a timely manner. Any such failure could result in our inability to perform, or result in prolonged delays in the performance of, critical business and operational functions, the loss of key business information and data, or a failure to comply with regulatory requirements. There may be a risk of operational unavailability, impact on service and safety with the extensive usage of remote access including privileged access to IT infrastructure and remote access on plant site as well due to the pandemic. Users may become victim of targeted Covid-19/other theme based phishing attacks (spear phishing) which may cause significant data loss including Personally Identifiable Information (“PII”) and may impact regulatory compliances. The threats to the security of our digital infrastructure continue to evolve rapidly and we rely on digital systems and network technology. Any significant breach or failure of our digital infrastructure and/or cyber security attacks due to negligence, information technology security failure, disgruntled employees or any other reason could seriously disrupt our operations resulting in loss or misuse of data or sensitive information, disruption to our business, damage to our assets, legal or regulatory breaches and potentially legal liability. These could result in significant costs and/or reputational consequences. Increased cyber warfare trends targeting essential services may cause operations disruption and remote working may impact the cyber incident responsiveness and increase response and recovery time.
xxvii) Our operations may be disrupted due to unauthorized access and occupants
We face a risk of authorized access to our various sites and offices. Any access that is not authorized could lead to loss of our sensitive data and may cause harm to our property. This could have a material adverse effect on our business and financial condition.
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
xxviii) Our oil and gas business involves joint venture partnerships under the PSC framework. Difference of opinion between the partners and the regulator may occur in relation to cost recovery and other PSC provisions and such difference may affect the financial position of the Company.
The operating blocks of our oil and gas vertical operate under the PSC regime. These operating blocks have joint venture partners.
Pursuant to the provisions of the Joint Operating Agreement, our joint venture partner(s) has an obligation to pay the cash calls raised for the smooth functioning of petroleum operations. However, the joint venture partner has withheld payment of certain cash calls and settled payments at exchange rates to its own benefit.
In addition, resolving the issue of cost oil finalization by October 25, 2019, was one of the conditions of extension of the RJ Block PSC. Our joint venture partner has taken positions which are contrary to our application and interpretation of RJ Block Joint Operating Agreement, PSC and certain office memorandum/notifications issued by the GoI. We, as Operator, have served a Notice of Arbitration pursuant to the RJ Block Joint Operating Agreement and the PSC to our joint venture partner dated March 1, 2019, and a detailed schedule of claim was filed on February 1, 2019. However, Directorate General of Hydrocarbons (“DGH”) vide their letter dated December 3, 2019, have delinked this issue as a pre-condition
to PSC extension.
In May 2018, DGH raised a demand for the GoI’s additional share of profit oil for the period up to March 31, 2017, based on the computation of disallowance of cost incurred over the initially approved FDP of pipeline project of $ 202 million and retrospective re-allocation
of certain common costs between Development Areas (“DA’s”) of RJ Block aggregating to $ 364 million, representing the share of Vedanta Limited and its subsidiary.
Subsequently, in January 2020, the Company received notifications from DGH on audit exceptions arising out of its audit for the FY 2017 - 18, which comprises the consequential effects on profit oil due to the aforesaid matters and certain new matters on cost allowability plus interest aggregating to $ 645 million, representing share of Vedanta Limited and its subsidiary, which have been suitably responded to by the Company. DGH vide letter dated April 28, 2022, has notified audit exceptions to the Contractor for the period till May 14, 2020, which are similar to the exceptions raised for FY 2016-17 and FY 2017-18.

xxix) The outbreak, or threatened outbreak, of any severe communicable disease, such as the ongoing COVID-19 pandemic, may adversely impact Vedanta Limited’s business, financial condition and results of operations.
The magnitude of COVID-19 pandemic, although badly impacted millions of people worldwide including India, has been declining due to rollout of large-scale vaccination, improvement in health infrastructure and diminished lethal power of the subsequent variants of the COVID-19 virus. The operations of Vedanta Limited have been largely insulated from the adverse impact of the virus during FY 2021-2022 as the GoI ensured business continuity and active measures undertaken by the business units for the safety of the employees like vaccination drives at various locations and encouraging people to follow COVID-appropriate behavior.
However, due to the evolving nature of the virus and emergence of its new variants, any adverse impact of the fresh spread of the pandemic in India in terms of availability of manpower, transportation bottlenecks etc. cannot be ruled out. Also, any new outbreak of the pandemic in other countries may create logistical challenges and adversely impact commodity demand and price, affecting our business.
xxx) If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our shares may be adversely affected.
We are required to maintain internal control over financial reporting and to report any material weakness in those controls. We must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting. Also, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls.
During the FY 2020-21, we have identified material weaknesses in our internal control over financial reporting and concluded that as of March 31, 2021, our disclosure controls and procedures and our internal control over financial reporting were not effective which is subsequently remediated.
See “Item 15 - Controls and Procedures.”
We face operational risks in our various businesses and there may be losses due to deal errors, inaccurate reporting, breaches of confidentiality, and fraud. Any error tampering or manipulation could result in losses that may be difficult to detect. Despite our efforts to ensure the integrity of our financial reporting process, we cannot assure you that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Any failure to maintain or improve existing controls or implement new controls could result in additional material weaknesses or significant deficiencies and cause us to fail to meet our periodic reporting obligations. In addition, any such failure could result in material misstatements in our financial statements and adversely affect the results of annual management evaluations regarding the effectiveness of our internal control over financial reporting. Any of the foregoing could cause investors to lose confidence in our reported financial information, leading to a decline in our share price.

2. Risks Relating to Our Industry
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
For instance, we purchase copper concentrate / anodes / blisters at the LME price for copper metal for the relevant quotational period less a TcRc, that we negotiate with our suppliers, but which is influenced by the prevailing market rate for the TcRc. The TcRc has historically fluctuated independently and significantly from the copper LME price. We attempt to make the LME price a pass-through cost for us as both our copper concentrate / anodes / blister purchases and sales of finished copper products are based on LME prices. Nevertheless, we are also exposed to differences in the LME price between the quotational periods for the purchase of copper concentrate and sale of the finished copper products, and any decline in the copper LME price between these periods will adversely affect us. See “
Item 5: Operating and Financial Review and Prospects - Factors Affecting Results of Operations - Metal and Oil Prices, Copper TcRc and Power Tariff
”.
For example, between fiscal year 2021 and fiscal year 2022, the average LME prices of zinc, aluminium, brent, copper, lead, iron ore and silver increased by 34.5%, 53.7%, 82.1%, 40.5%, 22.3%, 6.6% and 7.4% respectively. Historically, international prices for aluminium, crude oil and natural gas have fluctuated as a result of many macro-economic, geo-political and regional factors.
Substantial or extended declines in international crude oil and gas prices could have an adverse effect on the economics of existing and proposed projects, capex outlay, business, financial condition and results of operations.
Similarly, a portion of our alumina requirements are sourced internally from our captive refinery at Lanjigarh and balance volumes are sourced from global suppliers mostly at index-linked prices. The exposure to global prices indices affects the profitability of our aluminium operations. During fiscal year 2022, 55.38% of our alumina requirement was sourced from third parties. Further, the units of power generated by our commercial power generation business are also subject to price volatility.
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
Further, for our public sector undertaking (“PSU”) buyers at our RJ Block and all our buyers at Ravva and Cambay blocks, the crude oil is benchmarked to Bonny Light, an international low Sulphur crude oil published in Platt’s Crude Oil Market Wire on a daily basis. The pricing formula for PSU buyers also adjusts for differences in yield and quality. From fiscal year 2021, the private buyers at RJ Block are linked to Dated Brent. Any change in the prices of international crude benchmarks of Dated Brent and Bonny Light would impact the revenue from our oil and gas business.
The implied price realization of crude oil generally lies within the stated guidance of 2.0% - 4.0% discount to Dated Brent for Rajasthan, 3%
-7%
to Dated Brent for Cambay and 1% - 5% to Dated Brent for Ravva, due to the prevailing oil market conditions. Movements in discount affect our revenue realization and any increase in quality differentials may adversely impact our revenues and profits. The current uncertainty in the market due to the various waves of
COVID-19
global pandemic and potential demand reduction due to rising interest rates globally may have an adverse impact on our crude oil sales and on the revenue.
Additionally, our profitability in our steel business is largely dependent on the prices of imported coking coal and movement in iron ore prices in the Indian domestic market which is volatile. Both coking coal and iron ore constitutes approximately 70% of our cost of production. Prices of iron and steel are determined not only by current demand and supply, but also by forecasted demand and supply. Prices are influenced by several macro-economic factors which include global economic slowdown,
US-China
trade war, Dollar strengthening, supply chain destocking, government spend on infrastructure, the emphasis on developmental projects, demand-supply forces, the PMI in India and production and inventory levels across the globe specially China.

Price is also influenced by the demand of the various industries steel is used for. If the auto industry is strong, for example, demand for steel may be higher and the same goes for construction, packaging, and other businesses that rely heavily upon steel.
We largely sell our iron and steel products in the Indian domestic market and prices of our products are subject to demand and supply factors and macro-economic factors. Any adverse movement in prices will have direct adverse impact on realization and resultant margin.
ii) There are uncertainties inherent in estimating our ore reserves and mineral resources and oil, condensate and sales-gas
reserves, and if the actual amounts of such reserves and resources are less than estimated, our results of operations and financial condition may be materially and adversely affected.
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
For example, there are differences between our estimates, on our reserves and contingent resources and the estimates of DeGolyer and MacNaughton (D&M), independent petroleum engineering consultants, due to their different methodologies.
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
We pay royalties to the state governments of Chhattisgarh and Rajasthan based on our extraction of bauxite and lead-zinc ore, respectively. Most significant of these is the royalty that HZL is required to pay to the state government of Rajasthan, where all of HZL’s mines are located, at a rate of 10%, with effect from September 1, 2014, of the zinc LME price payable on the zinc metal contained in the concentrate produced and 14.5% of the lead LME price payable on the lead metal contained in the concentrate produced and at a rate of 7% of silver LME price chargeable on silver-metal produced. Any upward revision to the royalty rates being charged currently may adversely affect our profitability. Additionally, the Department of Mines and Geology (“DMG”) of the State of Rajasthan has alleged additional demands for payment through several show cause notices to HZL for mining minerals associated with lead and zinc such as cadmium and silver. See “
Item 8. Financial Information - A. Consolidated
Statements and Other Financial Information - Legal Proceedings - Demands against HZL by DMG- Demand for Royalty”.
Similarly, our oil and gas business pay royalties and cess to the state governments and the Central Government in India at rates determined by the respective governments, linked to the volume or value of oil produced. Any adverse changes in these fiscal terms may adversely affect our profitability. Cess earlier being levied on volume was adversely affecting the net realization in a declining oil price scenario. In the budget of fiscal year 2016, levy of cess was made on an ad valorem basis. We are required to pay royalties to the state government of Tasmania in Australia based on our extraction of copper ore. We also pay royalties to the government from our Zinc International business. In our iron ore business, in Goa, we are required to pay royalty on iron ore to the state governments of Goa at 15% of the average price declared periodically by the Indian Bureau of Mines. In Karnataka, royalty at 15% is borne by the buyer. We used to pay export duty on export of iron ore fines and lumps at the rate of 30% ad valorem on the Free on Board (“FOB”) value of exports with effect from December 31, 2011, and up to April 29, 2015 (the rate being 20% prior to December 30, 2011). With effect from April 30, 2015 and up to February 29, 2016, the export duty on iron ore fines having Fe content less than 58% is 10% and on iron ore fines having Fe content equal to or more than 58% is 30% and on iron ore lumps it is 30%. With effect from March 1, 2016 till date, the export duty on iron ore fines and lumps having Fe content less than 58% is nil and export duty on iron ore fines and lumps having Fe content equal to or more than 58% is 30%. In April 2014, the Hon’ble Supreme Court ordered to create the Iron Ore Goa Permanent Fund, wherein all lease holders have to contribute 10% of sales value to this fund, see “
Item 5 -
Operating and
Financial
Review
and
Prospects
- Factors
Affecting
Results of Operations
-
Government Policy
” for details.

Changes in tax laws could also result in additional taxes payable by us. For example, the GoI raised the export duty on iron ore fines and lumps twice during fiscal year 2011, first to 20% with effect from March 1, 2011, and then to 30% with effect from December 31, 2011. Currently, export duty is applicable on iron ore only having Fe content equal to or more than 58%.
Towards the end of fiscal year 2015, the MMDR Amendment Act was notified which brings greater transparency in granting of mineral concessions through an
e-auction
process. It also removes certain uncertainties relating to automatic renewals of mine leases for future periods. However, for existing mining leases, it notifies an amount not exceeding royalty, to be contributed to District Mineral Foundation (“DMF”) for the benefit of people affected by mining and an additional amount equivalent to 2% of royalty to National Mineral Exploration Trust. DMF contribution was notified at 30% of the base royalty rate for the mines allocated other than through auction before September 2015.
In order to boost exports, GoI introduced the Scheme for Remission of Duties and Taxes on Exported Products (RoDTEP) for export of goods with effect from January 1, 2021. The RoDTEP scheme seeks remission of Central, State and Local duties/taxes/levies at different stages, which are incurred in the process of manufacture and distribution of exported products but are currently not being refunded under any other duty remission scheme. The scheme included non-ferrous
metal manufacturing sectors like aluminium, copper, zinc and lead with RoDTEP rates as percentage of FOB with certain cap of rebates. However, certain sectors like steel, pharma and chemicals have not been provided support under RoDTEP Scheme on account of budgetary considerations. Also, certain categories of exports or exporters were excluded from being eligible for rebate under RoDTEP Scheme like products manufactured or exported by 100% Export Oriented Unit (EoU) or Special Economic Zones (SEZ), exports for which electronic documentation in ICEGATE EDI has not been generated/ exports from non-EDI
ports, products manufactured or exported against an Advance Authorization (AA), products manufactured partly or wholly in a bonded warehouse etc. Government, however, reserves the right to modify any of the categories as mentioned above for inclusion or exclusion under the scope of RoDTEP, at a later date based on the recommendations of the RoDTEP Committee. As part of aluminium manufacturing business of Vedanta Limited is located in SEZ and some part of aluminium export is made under Advance Authorization, any adverse decision of the Committee set up by GoI for determination of RoDTEP rates for AA/EoU/SEZ exports may impact the revenue we receive from export sales.
Further, the GoI has enacted the Goods and Service Tax (“GST”) regime with effect from July 1, 2017, which is a unified, taxation system, intended to integrate the Indian economy into a single unified market. The GST regime replaced the then existing indirect tax regime consisting of central excise law and service tax law at the central level and respective state value- added tax law, entry tax law and luxury tax law at the state level. However, any significant future amendments under the GST regime may affect the overall tax efficiency and may result in significant additional taxes becoming payable.
Global protectionist measures, including anti-dumping laws, countervailing duties and tariffs and government subsidization adopted or currently contemplated by governments in some of our export markets could adversely affect our sales. Anti-dumping duty proceedings or any resulting penalties or any other form of import restrictions may limit our access to export markets for its products, and in the future additional markets could be closed to Vedanta Limited as a result of similar proceedings, thereby adversely impacting its sales and/or limiting its opportunities for growth.
In addition, we are subject to the general risk of doing business overseas and may therefore be affected by global trade wars. For example, there is global economic uncertainty following the announcement by the United States to levy certain import tariffs on certain Chinese goods. Also, the decision of Organization of the Petroleum Exporting Countries (“OPEC”) and OPEC plus countries on oil production can have major impact on international crude oil prices and thereby impact our oil and gas business.
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
iv) The upstream oil and gas industry is dependent on a limited number of global vendors for key equipment and services
There are a limited number of highly specialized vendors or third parties globally catering to the requirements of upstream oil and gas industry for key equipment and services such as rigs and other oilfield equipment and services. These vendors or third parties may not perform the agreed services within the stipulated time or budget. Furthermore, the drilling equipment, facilities and infrastructure owned and operated by the third parties (contracted by Vedanta Limited) are highly complex and subject to malfunction and breakdown. Any malfunctions or breakdowns may be outside our control and result in delays, which could be substantial. Many of these equipment and services involve long lead times to delivery. Inability or delay in sourcing the equipment and services of the required specifications and quality may result in delay of our exploration, development and production projects, and consequently have an adverse effect on our business, financial condition and results of operations. Vedanta Limited- Oil and gas business is entering into integrated contracts with global vendor partners for complete end-to-end
responsibility of project execution, with rewards linked to final delivery as a means to mitigate this risk.

v) There are particular risks and hazards associated with mining and oil exploration activities
Our mining operations include
open-pit
and underground mining, both of which involve significant hazards and risks. Hazards associated with our open-pit
mining operations include flooding of the open pit, collapses of the open-pit
wall, accidents related to the operation of large
open-pit
mining and rock transportation equipment, accidents related to the preparation and ignition of large scale open pit blasting operations, production disruptions due to weather and hazards related to the disposal of mineralized wastewater, such as groundwater and waterway contamination. Hazards associated with our underground mining operations include underground fires and explosions, including those caused by flammable gas, cave-ins
or ground falls, discharges of gases and toxic chemicals, flooding, sinkhole formation and ground subsidence and other accidents and conditions resulting from drilling and removing and processing material from an underground mine. If any of these hazards or accidents result in significant injury to employees and damage to equipment or other property, we may experience unexpected production delays, increased production costs, and increased capital expenditures to repair or replace equipment or property, as well as claims from affected employees and environmental and other authorities for any alleged breaches of applicable laws or regulations.
Disruptions to mining and oil extraction, delays and costs on account of such hazards or accidents could have a material adverse effect on our business, financial condition and results of operations.
vi) We may be affected by competition law in India and any adverse application or interpretation of the Competition Act could adversely affect our business
The Competition Act, 2002, as amended (the “Competition Act”), regulates practices having an appreciable adverse effect on competition in the relevant market in India. Under the Competition Act, any formal or informal arrangement, understanding or action in concert, which causes or is likely to cause an appreciable adverse effect on competition is considered void and results in the imposition of substantial monetary penalties. Further, any agreement among competitors which, directly or indirectly, involves the determination of purchase or sale prices, limits or controls production, supply, markets, technical development, investment or provision of services, shares the market or source of production or provision of services by way of allocation of geographical area, types of goods or services or number of clients in the relevant market or, directly or indirectly, results in bid-rigging
or collusive bidding is presumed to have an appreciable adverse effect on competition. The Competition Act also prohibits abuse of a dominant position by any enterprise. The Competition Commission of India (the “CCI”) has extra-territorial powers and can investigate any agreements, abusive conduct or combination occurring outside India if such agreement, conduct or combination has an appreciable adverse effect on competition in India. Our operations in India are currently not subject to any outstanding proceedings under the Competition Act. However, if our operations in India are affected, directly or indirectly, by the application or interpretation of any provision of the Competition Act, or any enforcement proceedings initiated by the CCI, or any adverse publicity that may be generated due to scrutiny or prosecution by the CCI or if any prohibition or substantial penalties are levied under the Competition Act, it would adversely affect our business, cash flows and results of operation.
3. Risk Relating to Our Relationship with Vedanta
i) We are controlled by Vedanta and our other shareholders’ ability to influence matters requiring shareholder approval will be extremely limited
We are a majority-owned and controlled subsidiary of Vedanta. Volcan and its wholly owned subsidiary hold 100% of the share capital and 100% of the voting rights of Vedanta. Volcan is a holding company, 100% beneficially owned and controlled by the Trust. Conclave is the trustee of the Trust and the sole registered shareholder of Volcan and consequently controls all voting and investment decisions of the Trust. Vedanta shares beneficially owned by Volcan may be deemed to be beneficially owned by the Trust, of which Mr. Anil Agarwal is the protector and since October 16, 2014, one of the beneficiaries. Vedanta, Volcan, the Trust, Conclave and Mr. Anil Agarwal are collectively referred to as “Volcan Parties”. We cannot assure you that Vedanta, and in turn we, will be able to operate completely independent of the Volcan Parties. Lack of independence could have a material adverse effect on the other holders of our other equity shares and ADSs.
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

ii) Vedanta may decide to allocate business opportunities to other members of the Vedanta Group instead of us, which may have a material adverse effect on our business, results of operations, financial condition and prospects
Vedanta’s control of us means it can determine the allocation of business opportunities among us, itself and its other subsidiaries. Vedanta may determine to have any other entity instead of us, pursue business opportunities in the zinc, oil and gas, copper, iron ore, aluminium or commercial power generation business, or any other business, or cause such companies or us to undertake corporate strategies, the effect of which is to benefit such companies instead of us and which could be detrimental to our interests. If Vedanta were to take any such actions, our business, results of operations, financial condition and prospects could be materially and adversely affected, and the value of our equity shares may decline.
iii) We have issued several guarantees as security for the obligations of certain of our subsidiaries and other companies within the Vedanta Group and we will have liability under these guarantees in the event of any failure by such entities to perform their obligations, which could have a material adverse effect on our results of operations and financial condition
We have issued several guarantees in respect of the obligations of certain of our subsidiaries and other companies within the Vedanta Group, including guarantees on the issuance of customs and excise duty bonds, performance bank guarantees while bidding for supply contracts or in lieu of advances received from customers, bank guarantees for securing supplies of materials and services etc. Our outstanding guarantees cover obligations aggregating
₹
 62,810 million and
₹
 64,490 million ($ 850 million) as of March 31, 2021 and March 31, 2022, respectively the liabilities for which have not been recorded in our consolidated financial statements. These are contractual guarantees and are enforceable if the terms and conditions of the contracts are not met and the maximum liability on these contracts is the amount mentioned above. The Group does not anticipate any liability on these guarantees. See “
Note 33: Commitments, guarantees, contingencies and other disclosures
” of Notes to the Consolidated Financial Statements.
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
vi) As a foreign private issuer and a “controlled company” within the meaning of the New York Stock Exchange (“NYSE”) rules, we are subject to different NYSE rules than non-controlled
domestic US issuers. Consequently, the corporate governance standards which we are required to adhere to are different than those applicable to such companies, which may limit the information available to, and the shareholder rights of, holders of our ADSs
We qualify as “controlled company” within the meaning of the NYSE rules as Vedanta has effective control of a majority of our equity shares. This will allow Vedanta to, among other things, control the composition of our Board of directors and direct our management and policies.

As a foreign private issuer and a “controlled company,” we are exempt from complying with certain corporate governance requirements of the NYSE, including the requirement that a majority of our Board of directors consist of independent directors. As the corporate governance standards applicable to us are different than those applicable to domestic non-controlled
US issuers, holders of our equity shares and ADSs may not have the same protections afforded under the NYSE rules as shareholders of companies that do not have such exemptions. It is also possible that the Anil Agarwal family’s significant ownership interest of us as a result of its majority ownership of Vedanta’s majority shareholder, Volcan, could adversely affect investors’ perceptions of our corporate governance. For a summary of the differences between the corporate governance standards applicable to us as a listed company in India and as a foreign private issuer and “controlled company” in the United States and such standards applicable to a domestic non-controlled
US issuer, see
“Item 10. Additional Information - B. Memorandum and Articles of Association - Comparison of Corporate Governance Standards”
. The Company’s ADS have been delisted from NYSE effective close of trading on NYSE on November 8, 2021. This follows the filing done by the Company of Form 25 with Securities and Exchange Commission (“SEC”) on October 29, 2021. As a consequence of the delisting becoming effective, termination of the Deposit Agreement under which the ADS were issued has also become effective close of trading on NYSE on November 8, 2021.
See
“
Item No.4 Information on the Company - A History and Development of our Company”.
4. Risks Relating to Investments in Indian Companies, Global Economic Conditions and International Operations
i) A substantial portion of our assets and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India
A substantial portion of our assets and employees are located in India and we intend to continue to develop and expand our facilities in India. Consequently, our financial performance and the market price of our equity shares will be affected by changes in exchange rates and controls, interest rates, changes in government policies, including taxation policies, the outbreak of infectious diseases, including the
COVID-19
pandemic, social and civil unrest and other political, social and economic developments in or affecting India.
The GoI exercises significant influence over many aspects of the Indian economy. Since 1991, successive Indian governments have pursued policies of economic liberalization, including by significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian Central and State governments in the Indian economy as producers, consumers and regulators has remained significant and we cannot assure that such liberalization policies will continue. The rate of economic liberalization could change, and specific laws and policies affecting metals and mining companies, foreign investments, currency exchange rates and other matters affecting investment in India could change as well. The Provisional Estimates of National Income of India by Ministry of Statistics and Programme Implementation shows a 8.7% GDP growth in fiscal year
2021-2022,
after registering negative GDP growth of 6.6% in fiscal year
2020-2021.
Most of the economic indicators were showing revival towards a
V-shaped
recovery. However, the repetitive outbreak spread of
COVID-19
pandemic, high inflation rate, rising interest rates, restrained consumption expenditure and weak sentiment may disrupt the economic revival in India.
In particular, the Indian economy continues to be disrupted by the
COVID-19
pandemic, where given the rapidly changing implications of the spread of the
COVID-19
pandemic, it is difficult to assess the full nature and extent of the impact that the outbreak will have on the Indian economy. Declining economic growth may reduce the revenue collection of GoI while expenditure may rise to foster investment in the country as private investment has been low and run the welfare schemes to provide relief to the vulnerable sections of the society to help them survive in the
COVID-19
pandemic scenario. In such a scenario, ability of Central as well as State Governments to continue reforms in terms of reduction in duties and taxes for corporates may be restrained. On the contrary, Governments may look to raise duties and taxes in order to recover the loss of revenue, which might impact our business. Similarly, international geo-political
situation and pace of economic recovery elsewhere in the world may impact decision making of GoI and thereby affect investment climate in India.
ii) As the domestic Indian market constitutes the major source of our revenue, the downturn in the rate of economic growth in India or other countries due to the unprecedented and challenging global market and economic conditions, or any other such downturn for any other reason, will be detrimental to our results of operations
In fiscal year 2022, approximately 56.1% of our revenue was derived from commodities that we sold to customers in India. The performance and growth of our business are necessarily dependent on the health of the overall Indian economy. Any downturn in the rate of economic growth in India, whether due to political instability or regional conflicts, economic slowdown elsewhere in the world or otherwise, may have a material adverse effect on demand for the commodities we produce. The Indian economy is also largely driven by the performance of the agriculture sector, which depends on the quality of the monsoon, which is difficult to predict. In the past, economic slowdowns have harmed manufacturing industries, including companies engaged in the steel, copper, zinc, aluminium and power sectors, as well as the customers of manufacturing industries. Any future slowdown in the Indian economy could have a material adverse effect on the demand for the commodities we produce and, as a result, on our business, financial condition and results of operations.

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
Further, any wars, acts of terrorism and uncertain political or economic prospects or instability in the Europe, particularly in Russia and Ukraine have adversely impacted global financial markets and an increase in the price of crude oil. The conflict in these two countries may continue in unforeseeable future and broaden across the region and lead to significant political uncertainties in a number of countries.
In addition, any deterioration in international relations may result in investor concern regarding regional stability which could adversely affect the price of our equity shares and ADSs.
South Asia has also experienced instances of civil unrest, terrorist attacks, military advancements and hostilities among neighboring countries from time to time, especially between India and Pakistan or China. Such activity or terrorist attacks could adversely affect the Indian economy by disrupting communications and making travel more difficult and could create the perception that investments in Indian companies involve a high degree of risk. Furthermore, if India were to become engaged in armed hostilities, particularly hostilities that were protracted or involved the threat or use of nuclear weapons, we might not be able to continue our operations.
iv) If natural disasters or environmental conditions in India, including floods and earthquakes, affect our mining and production facilities, our revenue could decline
Our mines and production facilities are spread across India, and our sales force is spread throughout the country. Natural calamities such as floods, rains, heavy downpours and earthquakes could disrupt our mining and production activities and distribution chains and damage our storage facilities.
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

v) Currency fluctuations among the Indian Rupee, the US dollar and other currencies could have a material adverse effect on our results of operations
Although substantially all of our revenue is tied to commodity prices that are typically priced by reference to the US dollar, most of our expenses are incurred and paid in Indian Rupees and, to a lesser extent, Australian dollars, Euros, Namibian dollars and South African Rands. In addition, in fiscal year 2022, 43.9% of our revenue was derived from commodities that we sold to customers outside India. The exchange rates between the Indian Rupee and the US dollar and between other currencies and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. See “
Item 10: Additional Information – D. Exchange Controls
”. Our results of operations or financial condition could be adversely affected if the US dollar depreciates against the Indian Rupee or other currencies. We seek to mitigate the impact of short-term movements in currency on our businesses by hedging our short-term exposures progressively based on their maturity. However, large or prolonged movements in exchange rates may have a material adverse effect on our business, financial condition and results of operations.
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
viii) Political, economic and social risks associated with investments in countries other than India could have an adverse effect on our business
In addition to operating in India, we currently operate and have projects in various other jurisdictions including South Africa, Namibia, UAE, Ireland, Australia, Japan, South Korea, Taiwan and Liberia. Certain of these countries are subject to political, economic and social developments that may, individually or in combination, create risks for investors that may be more difficult to predict or measure than would be the case in certain developed economies. Any political instability could have an adverse impact on the economy as a whole. Political disruptions and civil unrest that may occur in any of these countries could potentially have an adverse effect on exports and, consequently, on our business, financial condition and results of operations. For example, the Ebola epidemic in Liberia resulted in stoppage of drilling and exploration work for iron ore during fiscal year 2015. We evacuated staff in Liberia owing to the Ebola risk in 2015. In consideration of the suspension of exploration in Liberia, low iron ore prices, geo-political
factors and no plans for any substantive expenditure resulting in continued uncertainty in the project, an impairment charge of $ 228 million had been recognized, in fiscal year 2016. However, due to
Covid-19
pandemic there was no such impact.
ix) Global economic conditions have been unprecedented and challenging and have had, and continue to have, an adverse effect on the Indian financial markets and the Indian economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs
Global market and economic conditions have been unprecedented and challenging and have resulted in heightened volatility in the financial market in most major economies in the recent years. Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical issues, the availability and cost of credit and the global housing and mortgage markets have contributed to increased market volatility and diminished expectations across various economies. These conditions, combined with volatile oil prices, declining business and consumer confidence and increased unemployment, have contributed to volatility of unprecedented levels.

As a result of these market conditions, the cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Governments and Central Banks in several countries had adopted accommodative monetary policies in order to enhance liquidity and availability of financing and reduce interest rates to help the corporate sector and individuals’ tide over the liquidity crisis. Restructuring of loans and deferment of period to consider a loan as
Non-Performing
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
x) There are certain differences in shareholder rights and protections between the laws of India and the United States and between governance standards for a US public company and a foreign private issuer such as us
We are incorporated in India and investors should be aware that there are certain differences in the shareholder rights and protections between the laws of India and the United States. There are also certain differences in the corporate governance standards for a domestic US issuer and those applicable to a foreign private issuer such as us. See “
Item 10. Additional Information - B. Memorandum and Articles of Association – Comparison of Shareholders
’
Rights
” and see
“Item 4. Information on the Company - A History and Development of our Company”.
The SEBI and the various Indian stock exchanges are responsible for improving and setting standards for disclosure and other regulatory standards for the Indian securities markets. SEBI has issued regulations and guidelines on disclosure requirements, insider trading and other matters. Nevertheless, there may be less information made publicly available in respect of Indian companies than is regularly made available by public companies in the United States as a result of differences between the level of regulation and monitoring of the Indian securities markets and of the transparency of the activities of investors and brokers in India compared to the United States. Similarly, our disclosure obligations under the rules of the NSE and BSE Limited (“BSE”), on which our equity shares are listed, may be less than the disclosure obligations of public companies on the NYSE.
The Company’s ADS have been delisted from NYSE effective close of trading on NYSE on November 8, 2021. This follows the filing done by the Company of Form 25 with Securities and Exchange Commission on October 29, 2021. As a consequence of the delisting becoming effective, termination of the Deposit Agreement under which the ADS were issued has also become effective close of trading on NYSE on November 8, 2021. The said action has no impact on the current listing status or trading of the Company’s equity shares on BSE and NSE.
xi) The filing of an insolvency petition under the new bankruptcy code in India by our creditors may affect the Company’s revenues, financial condition and results of operations
The Insolvency and Bankruptcy Code, 2016, as amended (“Bankruptcy Code”) was notified on August 5, 2016. The Bankruptcy Code encompassing all companies, partnerships and individuals (other than financial firms) and allows creditors to assess the viability of a debtor as a business decision and agree on a plan for its revival or a speedy time bound liquidation. The Bankruptcy Code creates a new institutional framework, consisting of a regulator, insolvency professionals, information utilities and adjudicatory mechanisms, which will facilitate a formal and quicker insolvency resolution and liquidation process. Under the Bankruptcy Code, any financial or operational creditor as well as the Company may approach the NCLT to initiate a corporate insolvency resolution process against a debtor upon default in repayment of at least
₹
 100,000 equivalent to approximately $ 1,318. However, the threshold of default for initiating a corporate insolvency resolution process against a debtor has been increased to
₹
 10,000,000 (equivalent to approximately $ 131,804) through a Notification dated March 24, 2020, issued by the MCA. On receipt of an application from a creditor, the NCLT is required to either admit or reject the application within a period of 14 days from the date of the application. If application is admitted, an interim resolution professional is appointed for managing the affairs of the debtor and a moratorium is declared for a period of 180 days which can further be extended by 90 days prohibiting, inter alia, institution/continuation of suits against the debtor and transfer/disposal of assets of the debtor. The committee of creditors formed by the interim resolution professional is required to formulate a resolution plan to be approved by the NCLT. If no resolution plan is agreed upon by the creditors or if the NCLT rejects the resolution plan, liquidation proceedings are commenced against the debtor. If the Bankruptcy Code provisions are invoked by any of our creditors, it may adversely and materially affect our revenues, financial conditions and results of operations.

5. Risks Relating to Our ADSs
i) Fluctuations in the exchange rate between the Indian Rupee and the US dollar could have a material adverse effect on the value of our ADSs, independent of our actual operating results
Our ADSs have been delisted from the NYSE effective close of trading on November 8, 2021, the price of the ADSs was quoted in US dollars. Our equity shares are quoted in Indian Rupees on the NSE and BSE. Any dividends in respect of our equity shares are paid in Indian Rupees and subsequently converted into US dollars for distribution to ADSs holders.
Currency exchange rate fluctuations would have affected the dollar equivalent of the Indian Rupee price of our equity shares on the NSE and BSE and, as a result, the prices of our ADSs, as well as the US dollar value of the proceeds a holder would receive upon the sale in India of any of our equity shares withdrawn from the depositary under the deposit agreement and the US dollar value of any cash dividends, we pay on our equity shares. Holders may not be able to convert Indian Rupee proceeds into US dollars or any other currency, and there is no guarantee of the rate at which any such conversion will occur, if at all. Currency exchange rate fluctuations would have also affected the value received by ADSs holders from any dividends paid by us in respect of our equity shares. Holders of our ADSs would have bear all of the risks with respect to a decline in the value of the Indian Rupee as compared to the US dollar, which would adversely affect the price of our ADSs and the US dollar value of any dividends we pay that are received by ADSs holders.
ii) Transfers of the underlying shares by person’s resident outside India to residents of India are subject to certain pricing norms
Under current Indian exchange control regulations, subject to certain conditions and reporting requirements, no prior regulatory approval is required for the sale of any equity shares of an Indian company, by a person resident outside India to a resident of India, provided that the sale of such shares has been carried out a price which is not higher than the fair market value prescribed under the Indian exchange control regulations.
iii) Holders of ADSs may be restricted in their ability to exercise preemptive rights under Indian law and thereby may suffer future dilution of their ownership positions
Under the Indian Companies Act, 2013 the holders of equity shares of a company incorporated in India have a preemptive right to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares by the company, unless the preemptive rights have been waived by adopting a special resolution passed by 75% of the shareholders present and voting at a general meeting.
Holders of ADSs may be unable to exercise preemptive rights for the underlying equity shares of the ADSs unless a registration statement under the Securities Act of 1933, as amended, or the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities is available. We are not obligated to prepare and file such a registration statement and our decision to do so will depend on the costs and potential liabilities associated with any such registration statement, as well as any other factors we consider appropriate at the time. No assurance can be given that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the depositary, which may sell the securities for the benefit of the holders of the ADSs. The value the depositary would receive from the sale of such securities cannot be predicted. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of our equity shares represented by their ADSs, their proportional ownership interests in us would be diluted. The Company’s ADS have been delisted from NYSE effective close of trading on NYSE on November 8, 2021. This follows the filing done by the Company of Form 25 with Securities and Exchange Commission on October 29, 2021. As a consequence of the delisting becoming effective, termination of the Deposit Agreement under which the ADS were issued has also become effective close of trading on NYSE on November 8, 2021. See
“
Item No.4 Information on the Company - A History and Development of our Company - title Delisting from NYSE”
. Further, the Company will continue to be subject to reporting obligations under the U.S. Securities Exchange Act of 1934 until such time as it can terminate its registration under the Exchange Act.
iv) We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to US Holders
Based on the market prices of our equity shares and ADSs and the composition of our income and assets, including goodwill, although not clear, we do not believe we were a passive foreign investment company
(“PFIC”) for United States federal income tax purposes for our taxable year ended March 31, 2022. However, the application of the PFIC rules is subject to uncertainty in several respects and, therefore, the US Internal Revenue Service may assert that, contrary to our belief, we were a PFIC for such taxable year. Moreover, although the asset test (defined below) is required to be calculated based on the fair market value of our assets, we did not do a valuation of our assets and our belief that we were not a PFIC for our taxable year ended March 31, 2022, is, in part, based on the book value of our assets. A non-United
States corporation will be considered a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75.0% of its gross income for such year is passive income or (2) at least 50.0% of the total value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets, including cash, that produce or are held for the production of passive income, or passive assets. In addition, a separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the aggregate value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and equity shares, fluctuations in the market price of the ADSs and equity shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. Accordingly, we cannot assure you that we will not be a PFIC for the taxable year that will end on March 31, 2023, or any future taxable year. If we were a PFIC for any taxable year during which a US Holder (as defined under “Item 10: Additional Information - E. Taxation - United States Federal Income Taxation”) holds an ADSs or an equity share, certain adverse United States federal income tax consequences could apply to the US Holder. See “
Item 10: Additional Information - E. Taxation - United States Federal Income Taxation - Passive Foreign Investment Company
”.

v) If a United States person is treated as owning at least 10% of our ADSs or equity shares, such holder may be subject to adverse U.S. federal income tax consequences
If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ADSs or equity shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). If our group includes one or more U.S. subsidiaries, certain of our
non-U.S.
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
Our Company Identification Number is L13209MH1965PLC291394. Our registered office is presently situated at 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai - 400 093, Maharashtra, India. Our registered office was relocated from the state of Goa to the state of Maharashtra, with effect from February 2, 2017. The telephone number of our registered office is (91) 022 6643 4500. The register of members of the Company is maintained at the registered office of the Company and also at the office of the Company’s Registrar and Transfer Agent, KFin Technologies Limited (formerly knowns as KFin Technologies Private Limited), Hyderabad. Our website address is http://www.vedantalimited.com.
Our equity shares are listed and traded on the NSE and the BSE.
Our equity shares are beneficially held by the Twin Star, Finsider, Welter Trading, Vedanta Holdings Mauritius Limited, Vedanta Holdings Mauritius II Limited and Vedanta Netherlands Investments B.V., which are in turn wholly-owned subsidiaries of Vedanta. Twin Star, Finsider, Welter Trading, Vedanta Holdings Mauritius Limited, Vedanta Holdings Mauritius II Limited and Vedanta Netherlands Investments B.V. held 46.4%, 4.40%, 1.0%, 2.9%, 13.3% and 1.7%, respectively, of our share capital as of July 15, 2022.
SIIL was incorporated in Kolkata, the state of West Bengal, India as Rainbow Investment Limited on September 8, 1975, under the laws of India. SIIL’s name was subsequently changed to Sterlite Cables Limited on October 19, 1976, and then to SIIL on February 28, 1986.
SIIL acquired a 51.0% interest in BALCO from the GoI on March 2, 2001. The exercise of our call option to purchase the remaining 49.0% of the shareholding of GoI in BALCO is still under dispute.
On April 11, 2002, SIIL acquired, through Sterlite Opportunities and Ventures Limited (“SOVL”), a 26.0% interest in HZL from the GoI and a further 20.0% interest through an open market offer. On November 12, 2003, SIIL acquired through SOVL, a further 18.9% interest in HZL following the exercise of a call option granted by the GoI, increasing SIIL’s interest in HZL to 64.9%. In addition, SOVL has a call option which became exercisable on April 11, 2007, to acquire the GoI’s remaining ownership interest in HZL. The exercise of this option has been contested by the GoI and is still under dispute. As per the order of the High Court of Madras dated March 29, 2012, SOVL merged into SIIL.
In 2007, Vedanta, through its subsidiaries, acquired 51.0% of Sesa Goa from Mitsui Co. Limited which was subsequently increased to 55.13% by fiscal year 2013. Sesa Goa was incorporated as a private company under the laws of India in Panaji, state of Goa, India on June 25, 1965, as Sesa Goa Private Limited. It became a public limited company following a public offering of its shares in 1981. On December 8, 2011, Sesa Goa along with its subsidiary Sesa Resources Limited, completed the acquisition of 20.1% of the equity share capital of Cairn India Limited (now Vedanta Limited - oil and gas business). Prior to the Cairn India Merger with Vedanta Limited, we had a total ownership interest of 59.89% in Cairn India Limited (now Vedanta Limited - oil and gas business) (including equity interests held through its other subsidiary, TMHL)

On February 25, 2012, an
all-share
merger of Sesa Goa and SIIL to create Sesa Sterlite was announced to give effect to the consolidation and simplification of corporate structure through two series of transactions (together the
“Re-organization
Transactions” consisting of the “Amalgamation and
Re-organization
Scheme” and the “Cairn India Consolidation”). Pursuant to the share purchase agreement dated February 25, 2012, between BFL, a wholly owned subsidiary of Sesa Goa and VRHL, BFL acquired 38.7% shareholding in Cairn India Limited (now Vedanta Limited - oil and gas business) and an associated debt of $ 5,998 million by way of acquisition of TEHL, for a nominal cash consideration of $ 1 (“Cairn India Consolidation”).
On March 2, 2012, Sesa Goa acquired 100.0% of the equity share capital of Goa Energy Private Limited engaged in the business of power generation fromVideocon Industries. The name was subsequently changed to Goa Energy Limited on January 4, 2013.
On August 19, 2013, Sesa Goa furnished to the Securities and Exchange Commission a notice, as required under Rule
12g-3(f)
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
Pursuant to the Amalgamation and
Re-organization
Scheme effective on August 17, 2013, our name changed to Sesa Sterlite Limited with effect from September 18, 2013. On September 23, 2013, Sesa Goa submitted to the SEC that the name of Sesa Goa Limited was changed to Sesa Sterlite Limited following the approval from the Registrar of Companies, state of Goa on September 18, 2013. Subsequent to the effectiveness of the
Re-organization
Transactions, a SLP challenging the orders of the High Court of Bombay at Goa was filed by the Commissioner of Income Tax, Goa and the Ministry of Corporate Affairs at the Hon’ble Supreme Court. Further, a creditor and a shareholder have challenged the Amalgamation and
Re-organization
Scheme in the High Court of Madras. These petitions are pending for hearing and admission.
With effect from August 26, 2013, TEHL, TMHL and Cairn India Limited (now Vedanta Limited - oil and gas business) (including all of its subsidiaries) became subsidiaries of Sesa Goa pursuant to the Cairn India Consolidation. As a result, Sesa Sterlite held 58.8% of the total shareholding of Cairn India Limited (now Vedanta Limited - oil and gas business) as of August 26, 2013. As of March 31, 2016, the Company held 59.9% of the total shareholding of Cairn. During fiscal year 2015, Goa Energy Limited and Sterlite Infra Limited, wholly owned subsidiaries, merged with the Company. The High Court of Bombay had approved the scheme of amalgamation of the Goa Energy Limited on March 12, 2015, and the High Court of Madras had approved the Scheme of Amalgamation of Sterlite Infra Limited on March 25, 2015.
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
₹
 10 each to the
non-controlling
shareholders of Cairn India Limited (now Vedanta Limited - oil and gas business) business for each equity share held. No shares were issued to the Company or any of its subsidiaries for their shareholding in Cairn India Limited (now Vedanta Limited - oil and gas business). The Company continues to be listed on the BSE and NSE.
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
Vedanta Limited completed the acquisition of Electrosteel Steels Limited along with its integrated steel plant on June 4, 2018. The said name was changed from Electrosteel Steels Limited to ESL Steel Limited with effect from September 26, 2020. ESL primarily caters to the construction, infrastructure, and automotive sectors in India with its wire rod, TMT and DI pipe products. Since acquisition, Vedanta Limited has been able to transform the performance of ESL in a short period of time, increasing Earnings Before Interest, Taxes, Depreciation and Amortization, Impairment, and other items (“EBITDA” or “Segment profit”) as defined in note 5 “Segment information of Notes to the Consolidated Financial Statement” 2 times in FY 2022 compared to FY 2018. EBITDA is segment profit which is fully discussed in “Item 5. Operating and Financial Review and Prospects”.
Furthermore, Vedanta Limited acquired the assets of Sindhudurg unit of Global Coke Limited on July 28, 2019, which provided backward integration opportunity for the Company’s existing pig iron division and increased the Company’s footprint in met coke market in southwestern part of India.
On September 21, 2020, Vedanta Limited acquired 100% control over Ferro Alloys Corporation Limited (“FACOR”). FACOR is a company in the business of producing Ferro Alloys and owns a ferro chrome plant with a capacity of 80,000 TPA, two operational chrome mines and 100 MW of captive power plant through its subsidiary, FACOR Power Limited (“FPL”).
Vedanta Limited has also successfully turned around the acquisitions in the past including Hindustan Zinc Limited and BALCO as briefly detailed below: -.

•
Vedanta Limited transformed Hindustan Zinc Limited (HZL) to world’s second largest zinc-lead
miner. The established reserves and resources stood at 448 MT in FY 2022 up from 146 MT in FY 2004. Since acquisition by Vedanta Limited, HZL’s revenues have increased to
₹
 286,240 million in FY 2022 from
₹
 16,490 million in FY 2003.

•	Post-acquisition, BALCO revenue increased to ₹ 137,160 million in FY 2022 from ₹ 9,790 million in FY 2000.
During the Fiscal Year 2022, the following events took place:

1.	Acquisition of assets of Bhachau and Khambhalia coke manufacturing units of Gujarat NRE Coke Limited
Vedanta Limited strengthened its position in the Met Coke sector with the acquisitions of assets of Gujarat NRE Coke Limited which were in Liquidation under the Indian Bankruptcy Code (IBC). This acquisition will complement our existing iron ore business via backward integration through provision of the Met Coke requirement to our existing facilities. The total capacity of Bhachau and Khambalia plants in Gujarat is ~1MTPA. Acquisition was implemented by Vedanta’s direct wholly owned subsidiary Malco Energy Limited.

2.	Acquisition of assets of Nicomet Industries Limited
Vedanta Limited acquired assets of Nicomet Industries Limited, a leading Nickel and Cobalt producer based in Goa, which was also in Liquidation under IBC. With this acquisition, Vedanta has become India’s sole and largest producer of Nickel, which is widely used in batteries of electric vehicles. This acquisition was also implemented by Malco Energy Limited.

3.	Acquisition of Desai Cement Company Private Limited
Vedanta Limited via its indirect wholly owned subsidiary Sesa Mining Corporation Limited (SMCL), acquired Desai Cement Company Private Limited (DCCPL), a cement manufacturing plant based out of Goa. The acquisition was made under ‘Waste to Wealth’ theme to utilize slag from our Goa plants for the manufacturing of cement, thereby not only reducing waste but also generating value.

4.	Voluntary open offer
VRL (the Acquirer) together with Twin Star Holdings Limited (“PAC 1”), Vedanta Holdings Mauritius Limited (“PAC 2”) and Vedanta Holdings Mauritius II Limited (“PAC 3” together with PAC 1 and PAC 2 to be referred as “PACs”), in their capacity as the persons acting in concert announced a voluntary open offer in accordance with Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011, as amended (“SEBI (SAST) Regulations”), for the acquisition of up to 371,750,500 equity shares, representing 10% of the voting share capital of Vedanta Limited at a price of
₹
 160 per equity share of Vedanta Limited. In terms of Regulations 18(4) and 18(5) of the SEBI (SAST) Regulations, the Acquirer and PACs further decided to: (a) increase the number of Equity Shares to be acquired in the Open Offer to up to 651,000,000 equity shares, representing 17.51% of voting share capital of Vedanta Limited; and (b) increase the offer price to
₹
 235.00 (Indian Rupees Two Hundred Thirty-Five) per equity share including interest of
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
In continuation to the updates regarding the Open Offer, the Acquirer issued a press release dated April 14, 2021, that 374,231,161 equity shares of VEDL have been validly tendered in the voluntary Open Offer. Following this acquisition, the shareholding of the Acquirer in VEDL has increased from 55.1% to 65.2%.
Our Form
20-F
and other filings can be viewed on our website at
www.vedantalimited.com as
well as the SEC website at
www.sec.gov
.

5.	Further acquisition of shareholding in Vedanta Limited
Post the aforesaid voluntary open offer above, the acquirer and PACs have acquired 167,500,000 equity shares of the Company representing 4.51% of fully diluted voting share capital, through a block deal on the stock exchanges thereby increasing acquirer’s indirect shareholding in the Company from 65.2% to 69.7%.

6.	Delisting from New York Stock Exchange
The ADS of the Company have been delisted from NYSE effective close of trading on NYSE on November 8, 2021. This follows the filing done by the Company of Form 25 with SEC on October 29, 2021. As a consequence of the delisting becoming effective, the Deposit Agreement under which the ADS were issued (the “Deposit Agreement”) was terminated at the close of trading on NYSE on November 8, 2021. Further, the Company will continue to be subject to reporting obligations under the U.S. Securities Exchange Act of 1934 until such time as it can terminate its registration under the Exchange Act.
The Company’s equity shares continue to be listed on BSE and NSE in India.

7.	Scheme of Arrangement
The Board of Directors of the Company, basis the recommendations of the Audit and Risk Management Committee and Committee of Independent Directors of the Company, at its meeting held on October 29, 2021 approved the Scheme of Arrangement between the Company and its shareholders under Section 230 and other applicable provisions of the Companies Act, 2013 (“Act”) (“Scheme”). The Scheme inter alia provides for capital reorganization of the Company, whereby it is proposed to transfer amounts standing to the credit of the General Reserves to the Retained Earnings of the Company with effect from the Appointed Date, as defined. The Scheme is subject to receipt of regulatory approvals/ clearances from the National Company Law Tribunal, Mumbai Bench, SEBI (through BSE Limited and National Stock Exchange of India Limited), BSE Limited and National Stock Exchange of India Limited (collectively referred to as “Stock Exchanges”) and such other approvals/ clearances as may be applicable.
Pursuant to the Scheme, the Company will possess greater flexibility to undertake capital related decisions and reflect a much efficient balance sheet of the Company. The Scheme is in the interest of all stakeholders including public shareholders.
Update and documents on the aforesaid Scheme is available on the Company’s website at
https://www.vedantalimited.com/Pages/SchemeArrangement.aspx

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
MARKET REVIEW
Global Economy and Commodity Markets
After contracting sharply by
-3.34%
in
pandemic-hit
CY 2020, the world economy is estimated to have grown 5.8% in CY 2021 - the strongest post-recession recovery over more than last eight decades, as per World Bank. The International Monetary Fund (IMF) also estimated a global economic growth of 6.1% in CY 2021, driven by the widespread vaccination drive across countries and policy support to counter the socio-economic impact of the pandemic. With countries relaxing lockdowns, demand for goods and services too received a boost, leading to a sharp uptick in global trade. Notwithstanding logistical bottlenecks, global trade reached a record level of about US$ 28.5 trillion in CY 2021, nearly 25% higher than CY 2020, and a close to 13% increase over the pre-pandemic
level of CY 2019.
However, new mutations of the coronavirus caused fresh outbreaks in CY 2021, leading to mobility disruptions. A slowdown in industry operations, port lockdowns, shortage in shipping containers, unfavourable weather conditions, and backlogs affected global trade. Together, these factors hindered global recovery and created a supply-demand mismatch. Rising inflation, driven by supply side constraints, labour market factors, and high commodity prices, created a challenge for governments and industries across countries.
The geopolitical tension between Ukraine and Russia has created a setback in the global recovery. Commodity prices reached all time high and likely to remain uncertain in the short term. Supply chain disruption intensified further due to the ongoing war. According to IMF, global growth is expected to slow significantly in CY 2022 to 3.6% from the earlier projections of 4.4%.
Country-wise growth prospects
The US economy witnessed a growth of 5.7% in CY 2021, the highest since 1984, indicating its resilient recovery. Generous fiscal stimulus packages have aided this economic recovery but also created challenges like high inflation, which is at a
40-year
high due to the supply-demand mismatch and labour shortage. IMF has downgraded the growth prospect of US economy for calendar year 2022 to 3.7% driven by the tightening of the policy to control inflation and the trade disruption fuelled by the Ukraine Russia crisis.
The Chinese economy started CY 2021 on a strong note with the resurgence in global and domestic demand but witnessed challenges in the second half of the year. Disruptions in the real estate sector, the power sector crisis and its impact on industrial production, and the government’s strict Zero-COVID strategy enhanced uncertainties and dampened growth. Low private consumption, withdrawal of private investments and slump in production and economic activities due to the COVID protocols, have had a cascading effect on the economy and impeded its growth prospects in CY 2022. The growth prospect of China has been revised down to 4.4% in CY 2022 due to the war affected external demand disruption and stringent COVID protocols.
European Union witnessed record growth in the first half of CY 2021, following resurgence of domestic demand, modest consumer spending and healthy growth in public and private investment. Rise in
COVID-19
infections, high energy prices, particularly that of natural gas, supply chain disruptions together with geopolitical tension between Ukraine and Russia impacted Europe’s economic recovery, leading to uncertainties. The European Commission estimates annual inflation to reach 6.8% in CY 2022. Inflation in EU rose 8.8% in May 2022, mainly driven by supply bottlenecks, high energy prices in the short-term and worsening of the standoff between Ukraine and Russia. Overall, despite challenges caused by supply-chain disruption and high inflation, most economies witnessed modest growth in 2021 due to the low base effect and recovery in economic activities.

Globally, governments and central banks have been vigilant about their strategies to counter inflation given that the factors involved are different from those causing regular cyclical inflation. Among the global economies, the US witnessed a sharp spike in inflation, which reached 8.6% on a year-on-year
basis in May 2022, the highest in four decades. The US Federal Reserve has raised increase interest rates by 150 basis points (1.5 percentage points) since March 2022 and is expected to increase multiple times in CY 2022 to counter the rising inflation. It also believes that sufficient time has been provided for the economy to recover from the pandemic. The European Central Bank has decided to end net asset purchases under the Pandemic Emergency Purchase Program (PEPP) from the third quarter of CY 2022.
The World Bank expects the global economy to decelerate to 2.9% in CY 2022 as a result of continuing pandemic-related uncertainties, diminishing fiscal support from governments and supply chain bottlenecks . Global merchandise trade is projected to slow down to 3% in CY 2022 as per World Trade Organisation (“WTO”).
Opportunities for the Company
The commodity market is expected to face frequent fluctuations until the supply chain disruption is brought under control and demand growth sustains. Commodity prices are expected to remain elevated in CY 2023 due to high energy prices, resultant production cut in some parts of the world, particularly Europe and supply chain disruptions. But the outlook remains cautious amid possibility of the removal of monetary support in the major economies as well as spread of new variant of the
Covid-19
virus.
We believe our diversified commodity portfolio and relentless emphasis on reducing costs and digital implementation position us well to take advantage of the expected increase in demand and the resulting improvement in commodity prices.
The Indian Economy
After the downslide in CY 2020, the Indian economy recovered resiliently in CY 2021, supported by the largest vaccination drive in the world. Compared to a contraction of 6.6% in FY 2021, the Indian economy is expected to grow by 8.7% in FY 2022, as per the Provisional Estimates of National Income of the National Statistical Office (NSO) of India.
The manufacturing sector saw healthy growth of 9.9% in FY 2022, with the Purchasing Managers’ Index (PMI) remained in the expansionary zone (i.e., above 50) levels since June 2021 despite the challenges caused by the second wave of the pandemic. The service sector is also expected to grow by 8.4% in FY 2022 as steady recovery has been observed in service PMI since August 2021. The strong support provided by the government’s stimulus packages, increased infrastructure spending and an accommodative monetary policy of the Reserve Bank of India (RBI) have assisted India to sustain its economic recovery.
India registered highest ever merchandise exports of $421.89 billion in FY 2022, which is 44.6% higher than FY 2021 and 34.6% more as compared to exports made in FY 2020. Indian exporters were able to take the advantage of global supply disruptions and high commodity prices in the global export market in FY 2022. With signing of new Free Trade Agreements (FTA) with countries like UAE and Australia and upcoming FTAs with UK, Canada, Israel, EU etc. which are in different stages of negotiations, coupled with PLI schemes, India has set the target of $1 trillion of export of merchandise from India by 2030.
Consumption scenario in India, as indicated by Private Final Consumption Expenditure (PFCE) and Government Final Consumption Expenditure (GFCE) improved in FY 2022 from previous year by 17.1% and 10.1%, respectively, though their shares in GDP were down (PFCE: 59.6% in FY 2022 vs. 60.8% in FY 2021; GFCE: 11.1% in FY 2022 vs. 12.1% in FY 2021). Overall investment scenario in India, as measured by Gross Fixed Capital Formation (GFCF), improved from 26.6% of GDP in FY 2021 to 28.6% of GDP in FY 2022. This was mainly backed by continued capital expenditure by government which grew by 39.3% in FY 2022, on the back of 26.8% in FY 2021 during April-February period.
Improved economic activity in FY 2022 was also reflected by massive rise in GST collection which grew by 30.8% in FY 2022 to
₹
 14,87,313 crore.
Non-food
credit growth also accelerated for FY 2022 to 8.7% as compared to 5.5% during the last year.
However, India’s inflation rate as measured by Consumer Price Index (CPI) remained high in FY 2022, briefly dipping in September 2021 before ending the financial year at 6.95% in March 2022, breaching the upper tolerance limit of 6%. High energy prices, particularly crude oil prices, drove the Wholesale Price Index (WPI) to second highest level since 2004. As many countries have already started considering reversing their pandemic-time expansionary monetary policy by taking a more hawkish stance, the Reserve Bank of India has also increased interest rates by 90 basis points to raise the policy Repo Rate to 4.9% to control inflation.

Policy Initiatives by Indian Government
The GoI has taken various initiatives to make the country a global hub of manufacturing and become globally competitive. For example, government has rolled out the PLI scheme with an outlay of
₹
 1.97 lakh crore for 13 sectors. The scheme provides incentives based on the sales value and differential incentive slabs, which is targeted to make India’s domestic manufacturing sector globally competitive, reduce import bills, enhance domestic capacity and export and create as many as 1 crore additional jobs. The National Master Plan of PM GatiShakti is another initiative that is targeted to ensure seamless connectivity for the movement of people, goods and services from one mode of transport to other, providing last-mile connectivity of infrastructure and reducing travel time for people. This will be achieved through integrated inter-ministerial planning and coordination for infrastructure connectivity projects, under a digital platform.
The National Monetization Pipeline (NMP) again is another initiative which is expected to help efficiently manage public assets and provide benefits to the common public. With a monetisation potential of
₹
 6 lakh crore through the utilisation of core assets of the government over FY
2022-2025,
it is projected to bring private investments to provide universal access to high quality and affordable infrastructure to citizens by unlocking the value of investments in brownfield public sector assets.
Many initiatives have also been introduced to facilitate ease of doing business in India. The National Single Window System (NSWS) provides a single platform to enable investors to identify and obtain approvals and clearances needed in India. NSWS will, in effect, help realise the vision of Atmanirbhar Bharat by not only giving easy access to information about schemes like Make in India, the PLI scheme,
Start-up
India, etc. but also handholding the investor through the processes in a transparent manner.
Remission of Duties and Taxes on Export Products (“RoDTEP”) has been introduced to enable refund of currently un-refunded
duties/taxes/levies on the production and distribution of the exported product at the central, state and local level. This is expected to encourage domestic players to expand business internationally. Although certain industries like iron and steel, pharma, chemicals etc. were left out of the scheme and certain categories of exports like Products manufactured or exported by 100% EOU, FTZ, EPZ, SEZ or Products manufactured partly or wholly in a bonded warehouse etc. were excluded from the benefit, government reserves the right to modify any of the categories or industries for inclusion or exclusion under the scope of RoDTEP at a later date based on the recommendations of the RoDTEP Committee.
Amendments in the Mineral Conservation and Development (Amendment) Rules and the Minerals (Other than Atomic and Hydro Carbons Energy Mineral) Concession Rules also contribute to the ease of doing business for mining.
All such initiatives are likely to support Indian economy get back to strong growth trajectory and expand demand for mineral, metal and fuels.
Outlook
Although the Indian economy made a smart comeback in FY 2022, it is likely to face some headwind in FY 2023 due to geopolitical tensions, high commodity prices, supply chain bottlenecks, threat of surging
Covid-19
cases and global slowdown. Current crisis between Ukraine and Russia and the consequent surge in crude oil and other commodity prices has triggered a round of downward revisions in India’s real GDP growth projections by various agencies. The Reserve Bank of India (RBI) in April 2022, revised down its GDP growth projection for FY 2023 to 7.2% from its earlier projection of 7.8%.
The RBI attributed the downward revision in its growth outlook to several factors including escalation of the geopolitical situation and the accompanying surge in international crude oil and other commodity prices, tightening of global financial conditions, persistence of supply-side disruptions, significantly weaker external demand and uncertainties about the pace of monetary policy normalisation in major advanced economies.
The World Bank in June, 2022 trimmed down India’s GDP forecast for FY 2023 to 7.5% from 8.7% estimated in January, 2022, while IMF also followed the same by reducing the forecast to 8.2% from earlier 9%, citing worsening supply bottlenecks, higher oil prices which are expected to weigh on private consumption and investment and rising inflation risks caused by Ukraine Russia crisis.
OPPORTUNITIES FOR VEDANTA LIMITED
India-focused growth agenda
Despite challenges in the global economy due to
COVID-19,
India continues to fight back with its one of the largest vaccination drives in the world and resilient domestic consumption. The country’s economic growth is supported by a sound fiscal policy framework, strong regulatory mechanism, wide-ranging structural reforms undertaken by the GoI and states.
We expect India will continue to exert the economic growth in fiscal year 2022 with the appropriate measure taken by the GoI amid escalating global inflation and geo-political
issues.

Going forward, we expect India to focus on the domestic growth through infrastructure development and effective utilization of these new and existing infrastructures. GoI’s vision to focus on the laying the foundation for the blueprint of Amrit Kaal, the next 25 years till 100 years of India’s independence, aiming at improving the quality of life of its people, big public investment for infrastructure, enhancement of productivity, transition to green energy, climate action and financing of investments. Big public investment for modern infrastructure to make ready India at 100 years of independence will help in accelerating the growth of the economy and is expected to make India and Indian businesses globally competitive. The policy reforms by Indian government will create direct or indirect investment and business opportunities for Vedanta Limited and improve demand for the products of Vedanta Limited in the country. Some of such reform agenda are discussed as below.
Policy Supports

1.
Economic
Relief Package
for
COVID-19
Pandemic
– India experienced a tough time during the second wave of
COVID-19
pandemic during Q1 of FY 2021- 2022. In order to support the Indian economy, the Ministry of Finance introduced a relief package of
₹
 6,28,993 Cr. taking 17 measures across sectors. The package is targeted towards the sectors which are severely affected by the crisis. The categories of the measures are:

a)
Economic Relief from Pandemic: Providing financial support to the most affected sectors like health, travel and tourism, NBFC-MFIs etc. through loans at affordable rates and loan guarantees, the extension of Aatma Nirbhar Bharat Rozgar Yojna and support under Pradhan Mantri Garib Kalyan Yojna.

b)	Strengthening Public Health: More than ₹ 23,220 Cr. has been assigned to strengthen infrastructure and human resources.

c)
Impetus for Growth and Employment: 8 schemes are announced supporting agriculture in the form of additional subsidy on fertilizers, export risk cover, digitalization of India, manufacturing and power sector.

2.
Amendments in Mineral Auction Rule and Mineral Evidence Rules
– During FY 2021-2022 the Ministry of Mines has notified several amendments in Mineral (Auction) Rules, 2015 and Minerals (Evidence of Mineral Contents) Rules, 2015. The amendments are likely to reduce the time lag for bring a block into auction, will increase number of blocks for auction, smoothen the transition from prospecting operation to receiving the Mining Lease and incentivize early operationalization of auctioned blocks.

3.	Amendments in Minerals Concession Rules: Through the amendments made in Minerals (Other than Atomic and Hydrocarbons Energy Minerals) Concession Rules, 2016 Government has:

a.	Allowed sale of 50% of mineral produced from the captive leases, after making additional payments.

b.	Allowed disposal of overburden/ waste rock/ mineral below the threshold value, generated during the mining activity.

c.	Allowed part surrender of mining lease areas.

d.	Allowed transfer of composite license or mining lease of all types of mines.

e.	Interest on delayed payments revised from existing 24% to 12%

f.	Rationalized of penalty provisions.

4.
Product Fiscal Support for Development of Semiconductors
 and Display Manufacturing:
To make India a global hub for Electronics System Design and Manufacturing, the GoI has approved a scheme of
₹
 76,000 Crore to provide fiscal support for a comprehensive program for the development of sustainable semiconductor and display ecosystem in the country. The initiative is expected to build a foundational building block of semiconductors and display manufacturing as well as design industry which is of strategic importance and pave the way for economic self-reliance.

The schemes will provide support to the companies associated with silicon semiconductor fab, display fab, compound semiconductors/silicon photonics/sensors (including MEMS) fabs, semiconductor packaging (ATMP / OSAT), semiconductor design.
Scheme for Display Fab
: The government will provide financial support up to 50% of the project cost with the maximum support of
₹
 12,000 Crore. The supports are available to the companies, consortia or joint ventures who are willing to set up display fabrication units for manufacturing of Generation 8 and above TFT LCD and Generation 6 and above AMOLED, with the capacity of production of 60,000 panels per month and 30,000 panels per month, respectively. The minimum capital investment required for the scheme is set to be
₹
 10,000 Crore, with the revenue threshold of
₹
 7,500 Crore in any 3 financial years preceding the year of submission. The tenure of the support will be 6 years.
Vedanta Limited has been actively pursuing to set up semiconductor and display manufacturing units in India and take the advantage of the supports formulated by the government.

5.
National Monetisation Pipeline:
NMP launched by the government has been developed by NITI Aayog in consultation with infrastructure line ministries. Based on the mandate for ‘Asset Monetisation’ under Union Budget
2021-2022,
NMP estimates aggregate monetisation potential of
₹
 6 lakh Cr. through core assets of the central government, over 4 years, from FY 2022 to FY 2025. 13 core strategic sectors have been identified under the pipeline - Mining, Natural Gas Pipeline, Petroleum Pipeline, Power Transmission, Power Generation, Roads, Railways, Urban Real Estate, Stadiums, Aviation, Ports, Warehousing and Telecom. The pipeline aims to provide universal access to high quality and affordable infrastructure to the citizens by unlocking the value of investments in brownfield public sector assets.

Currently, assets and infrastructure under the central government line ministries and Central Public Sector Enterprise in infrastructure are being considered. The pipeline does not include monetization proposals through disinvestment or programs linked to no-core
assets. Rights for the identified assets will be leased to the private sector for a tenure of
40-50
years. However, ownership of the assets shall continue to remain with the concerned public entity.

6.
PM Gati Shakti National Master Plan (NMP):
 India has been facing challenges due to the traditional way of operations of inter-ministerial projects. Lack of coordination between departments and ministries has created wasteful expenditures associated with the projects. For inter-ministerial integrated planning and coordination for infrastructure connectivity projects, the GoI is introducing a digital platform. This model aims to create seamless connectivity for the movement of people, goods and services from one mode of transport to other, providing last-mile connectivity of infrastructure and reducing travel time for people.

The plan will increase the efficiency and effectiveness of the public projects and will accelerate the project development.

7.
Trade Agreements with UAE
 and Australia:
GoI has been taking initiatives to expand the market beyond the domestic market. India has made Comprehensive Economic Partnership Agreement (CEPA) with UAE and Economic Cooperation and Trade Agreement (ECTA) with Australia. The trade pacts are aimed at increasing bilateral trade in goods and services, investments and economic cooperation and will have strategic impact in the Indian economy given the importance of UAE and Australia in the overall supply chain of India. The initiatives by the GoI will open up the global markets for Indian manufacturers and will contribute to the economy by creating globally competitive manufacturing ecosystem in India.

India’s Real GDP Growth Projections
In spite of that, India is projected to be the fastest growing major economy in the world in 2022 and 2023, with IMF estimating its GDP growth to be 8.2% in 2022 and 6.9% in 2023.
The economic growth of India is supported by strong thrust on physical and health infrastructure building. In the Union Budget for FY 2023 outlay for capital expenditure sharply increased by 35.4% from
₹
 5.54 lakh crore in FY 2022 to
₹
 7.50 lakh crore in FY 2023. The capex provision for FY 2023 is projected to be 2.9% of GDP and more than 2.2 times the expenditure of FY 2020. Along with
Grants-in-Aid
to States for creation of capital assets, the ‘Effective Capital Expenditure’ of the Central Government is estimated at
₹
 10.68 lakh crore in FY 2023, which is likely to be around 4.1% of GDP.
Government has also envisaged to expand the National Highways network by 25,000 km, complete 80 lakh houses for the identified eligible beneficiaries of PM Awas Yojana and provide tap water to 3.8 crore households under Har Ghar, Nal Se Jal project in 2022-2023.
In the quarter ended March 2022, India witnessed a big increase in new investment proposals. 660 new project proposals with an investment of
₹
 5.1 trillion to create new productive capacities were recorded during the quarter. This is big compared to the average of
₹
 3.1 trillion worth of new investment projects that were recorded during the preceding three quarters.
Demand for bank credit has also picked pace in the last few months. Outstanding non-food
credit disbursed by scheduled commercial banks (SCBs) was growing year-on-year
at 8.7% in FY 2022. The growth accelerated further to 12.6% in May, 2022.
India’s health infrastructure is also much better equipped to face new waves of
Covid-19
cases and accelerated vaccination drive has made Indian economy resilient for fresh shock.
With government’s focus on self-reliant India backed by supports like PLI scheme and infrastructure spending, Indian economy is likely to healthy growth which will also auger well for metals, mineral and energy sectors.

1.	Zinc
Overview
The financial year started with growing worries about inflation, and a slightly less dovish tone from the US Federal Reserve, hit zinc prices in Q1 FY 2022. The news rattled financial markets and also prompted profit taking in metal markets. The decline in the zinc price and the other metals was given added impetus by the strengthening of the dollar and confirmation that China’s State Reserve Bureau will start selling parcels of metal, zinc included, in the Q2 FY 2022. However, the zinc price subsequently recovered some of its lost ground.
The zinc market had been bracing itself for smelter disruption since October 2021, when high energy prices and carbon emission taxes in Europe prompted some smelters to reduce output at a time of peak power costs. However, significant cutbacks are yet to materialise and zinc’s price has retreated from its year high (LME) of $3,800/t and above. Even though there is still no real evidence of sizeable smelter cutbacks, premiums for spot refined metal in all regions have increased while annual contract premium offers in Europe and the US for CY 2022 are more than double that of CY 2021.
Global Scenario
Despite the Ukraine Russia crisis impacting many commodities markets, zinc market is mostly stable given that Ukraine is of modest importance as a zinc consumer. Its ~20 Kt per annum of zinc consumption is largely supplied by Kazzinc. With Ukraine’s 500 Kt of continuous galvanizing capacity being idled amidst the conflict, the zinc normally destined for the country will be readily re-directed
into the tight refined markets in other parts of the world.
Global zinc consumption growth is likely to slow from the 7.1% in CY 2021 to 2.3% in CY 2022 and average 1.7% during CY 2023 and CY 2024 as global government’s switch focus from job creation to de-carbonisation
and infrastructure. Compared with zinc’s recent
pre-pandemic
history, this is still a robust growth rate, sufficient to lift consumption to 14.5 Mt, and thus surpassing the 2017 all-time
high of 14.2Mt. In CY 2023 and CY 2024, the pace of growth is projected to moderate further with average growth of 1.7% pa or approximately 250 Kt per annum, lifting consumption to just under 15 Mt.
Majority of the growth is likely to be driven by investments in infrastructure and other forms of construction in the developing regions, especially Asia, as opposed to developed nations that have matured. Demand in Asia is expected to grow at an average of 1.8% during this period. China is expected to remain the largest market contributing to over 70% of the increased global zinc consumption, despite a sharp slowdown in its real estate construction.
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
Zinc thermal metallization which has been considered globally as the best method to prevent corrosion of railway tracks is proposed to be soon adopted in India.
Galvanizing has been the key driving force of zinc demand mainly in construction and infrastructure and automobiles. The
₹
 1,18,101 crore (equivalent to
₹
 1,181,010 million) allotment for Ministry of Road transport and highways will boost zinc consumption for road crash barriers and galvanized steel bridges. Also, we expect the 100% electrification of broad-gauge railway routes to be completed by December 2023 will contribute towards zinc demand in India as electrification in railways requires galvanization of electric monopoles.
Products and customers
HZL is the largest primary zinc producer in India with an estimated 83% market share in primary market and 80% including all form of zinc in FY 2022, according to the International Zinc Association. Around 65% of the refined zinc produced by our smelters is
sold in the domestic market, and the rest is being exported to South-East Asia, Middle East and other global market. Over 65% of zinc demand comes from galvanising steel, predominantly used in the construction and infrastructure sectors. We also produce Continuous Galvanising Grade (“CGG”), SHG in Jumbo forma and two grades of zinc alloys for use in die-casting.
We are working closely with our customers and enhancing our zinc product portfolio in terms of value-added products (“VAP”). Our focus is to increase the supply of VAP to 25% of total zinc sales in fiscal year 2023 from 20% in fiscal year 2022.

2.	Oil and Gas
India’s Oil Demand expected to decline in the short run amid
COVID-19
The
COVID-19
pandemic remains the overarching concern in the global economy. Continued
COVID-19
flare-ups
and lingering supply bottlenecks are likely to have an impact on the growth of the global economy. The oil prices soared past $100, surging over 7% for the first time in more than seven years after Russian Government announced a military operation in Ukraine.
India’s fuel consumption showed flattish growth due to fresh restrictions to control the surge of a new variant of coronavirus. Further, as the economy continued to rebound from the deep impact of the second wave, the rise in demand for transport fuel was negated by a fall in industrial fuel. As per Petroleum Planning and Analysis Cell, the overall domestic consumption of petroleum products in India has grown by 4.3% from 194.3 mmt during the period April 2020 - March 2021, to 202.7 mmt, during the period April 2021 - March 2022.
Oil and gas projects have resumed as downstream demand is steadily recovering. The seventh bid round under the OALP was conducted recently.
Products and customers
Vedanta Limited is the largest private sector producer of crude oil in India. Our crude is sold to hydrocarbon refineries and our natural gas is used by the fertiliser industry and the city gas sector in India.
Market drivers and opportunities
As per International Energy Agency (“IEA”) April 2022 outlook, world oil demand is now expected to average 99.4 mb/d in CY 2022, up by 1.9 mb/d from CY 2021.
Global oil supply rose in March 2022 by 450 kb/d to 99.1 mb/d, led by non-OPEC+.
Despite the disruption to Russian oil supplies, lower demand expectations, steady output increases from OPEC+ members along with the US and other non OPEC+ countries, and massive stock releases from IEA member countries should prevent a sharp deficit from developing.
Global oil inventories have decreased for 14 consecutive months, with February stocks 714 mb below the end-2020
level and OECD countries accounting for 70% of the decline. OECD total industry stocks fell by 42.2 mb to 2611 mb in February 2022, nearly double the seasonal trend.
In March 2022, output from the OPEC+ alliance’s members with quotas was up by a mere 40 kb/d, far below the planned 400 kb/d increase, and 1.5 mb/d below their target. Output from non-OPEC+
producers, most notably the US, also fell short of expectations at the start of the year.
Non-OPEC+
output is now seen growing by 2 mb/d in 2022.
Oil markets struggling to navigate supply losses and dislocations stemming from Ukraine Russia crisis received support from US. IEA member countries agreed on April 1, 2022, to tap their emergency reserves for the second time in the space of a month, this time to the tune of 120 mb. The volumes will provide relief to an already tight oil market that’s facing uncertainty. Crude prices have eased by nearly $10/bbl following announcements of the US and IEA stock releases, with ICE Brent last trading at around $104/bbl.
Lower demand expectations and steady output increases from Middle East OPEC+ members along with the US and other countries outside the OPEC+ alliance should bring the market back to balance. But the outlook is still mired in uncertainty, with unforeseen contingencies such as the stringent lockdowns in China.
India is the world’s third largest oil consumer, the fourth-largest refiner and a net exporter of refined products. As proven oil reserves are limited compared with domestic needs, we expect India’s import dependency to increase significantly in the coming decades. The country currently meets 85% of its oil consumption and 54.3% of its gas consumption through imports.
As per the India Energy Policy Review 2021 by IEA, rising vehicle ownership and road transport use are the major contributors to oil demand with India’s transportation energy consumption projected to grow at an average annual growth rate of 4.4%, compared with the world average of 1.4% per year till 2040.
According to the DGH Annual Hydrocarbon Outlook, Fiscal Year 2020-2021, India’s prognosticated conventional hydrocarbon resource potential is estimated at ~42 BToe (unrisked) of which nearly 28% (12 BToe) is converted to
In-place
volume through discoveries. The remaining potential falls in the yet-to-find
category.
With the increasing demand and thus imports, India’s depleting energy security can prove to be a major concern. To utilize its existing resources and decrease the overburdening import bills, the Government has prioritised the reduction of oil and gas imports, increasing domestic upstream activities, diversifying its supply sources and increasing Indian investments in overseas oil fields in the Middle East and Africa. The government also aims to increase the share of natural gas in the country’s energy mix to 15% by 2030, from the current 6.7% aided by enabling policy interventions.
The Government is cognizant that several policy reforms are needed to revitalise the exploration and production ecosystem.

Since 2016, six rounds under the OALP have been concluded for 126 Exploration and Production (E&P) blocks. The Government has recently launched the OALP Bid
Round-VII
for International Competitive Bidding. Successful award of
Round-VII
Blocks under the OALP which is expected to be completed soon, would add further 15,766 sq. km of exploration acreage; and cumulative acreage under OALP will be increased to 207,692 sq. km.
The government has recently come up with self-certification policy and natural gas marketing reforms to improve ease of doing business and attract more investments. With the objective of increasing domestic gas production of natural gas and to move towards a gas-based
economy, in October 2020 the GoI allowed complete marketing and pricing freedom for natural gas produced from non-regulated
fields, including sale to affiliate companies. To facilitate ease of doing business, government rationalized 37 processes in 3 categories required during the life cycle of exploration and development of a block under a PSC contract, of which for 22 such processes, documents shall be accepted on self-certification basis and no approval is required.
Vedanta Limited has a world-class resource base, with 58 blocks in India. With a strengthened growth pipeline in exploration and development, we believe we are well-positioned to meet India’s growing demand and contribute to India’s vision of becoming Aatmnirbhar.

3.	Iron Ore
Iron ore prices remain volatile throughout the year
The iron ore prices were the highest in the
Quarter-1
of the year and then started falling. Prices have been driven by high demand in China and (fears of) disrupted supply in Brazil and elsewhere. The iron ore price is forecast to remain well above $ 140 a tonne until 2023.
Iron ore prices surged in April 2021, lifting from around $ 150 per tonne at the start to the month to close out at over $ 228 per tonne in May 2021 - the highest level since 2011. Prices have subsequently started falling in the month of August, averaging around $ 150 a tonne during August 2021 and lowering $ 110 per tonne during parts of December 2021 and again raising to around $150 per tonne in March 2022.
Prices (and premium prices in particular) have thus remained at near
10-year
highs for two months without significant retreat. Prices have been pushed up by consistently high steel production in China, which has been driven by
COVID-19
related stimulus measures. Correction in prices was on account Higher Supplies and huge stock piling on the Chinese port.
Market Drivers and Opportunities
An increase in iron ore demand in China and expected lower supply in the short term will be the primary drivers for prices in FY 2022-2023. Prompted by an increased focus on new infrastructure investment and improved credit conditions in China, the prices should be supported near the current high levels for the remainder of 2022. This price is further backed by a shortfall in supply, primarily due to the Ukraine Russia crisis, and an expectation of lower production in Australia and Brazil in Q2 and Q3 of CY 2022 due to anticipation of an elongate seasonal rainfall disrupting production. In China, a transition towards a less emission environment can lead to reduced production in the long run. Boosted by these factors, for CY 2022, the spot price for 62 % Fe iron ore fines (FOB) is forecasted to average US$110 per ton.
Downside Risk: Continued deterioration in China’s residential property market is one of the downside risks to this view. China attempted to address rising property prices and high debt levels in the sector throughout 2021, which resulted in fewer construction activities at the start of 2022. With property building accounting for roughly 30% of China’s total steel demand, further deterioration in this sector would have a considerable impact on the country’s overall iron ore demand.
Owing to these downside risks, the real benchmark iron ore price is expected to average US$80 per tonne in CY 2023, down from a forecast average price of roughly US$110 per tonne (62 % Fe fines, FOB) in CY 2022.
Products and customers
Iron ore, a key ingredient in steel which is ultimately used in the construction, infrastructure and automotive sectors. Our iron ore mining operations ceased in Goa from March 2018, pursuant to the order from Hon’ble Supreme Court. Meanwhile, the permitted mining capacity at Karnataka is 5.60 million tons.

4.	Copper
Global refined copper consumption remained at 24.4 Mt in CY 2021 vis-a-vis
23.5 Mt in CY 2020. We expect global refined consumption to expand by 2.3% this year, 2.5% in CY 2023 and 3.1% in CY 2024 to 25 Mt, 25.6 Mt and 26.4 Mt, respectively. Refined copper consumption in India remained at 0.6 Mt in CY 2021. We expect it to expand by 10% in CY 2022. However, on the supply side, India grappled with availability constraints of refined copper due to Vedanta Limited’s Tuticorin smelter closure for the fourth year in a row.

After consolidating within a US$10,000 to US$10,600/t trading range through much of April 2022, copper prices faltered alongside the other base metals to end the month languishing 8% below its US$10,580/t peak at the beginning of the month. Growing concerns over global demand prospects initiated by the war in Ukraine were intensified by the deteriorating picture in China, while a resurgent US dollar and rising exchange inventories ex-China
triggered a shift in sentiment and a correction in prices.
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
Demand in the US remains strong, underpinned by a robust
end-use
market as well as incremental capacity expansions. This has seen COMEX prices trade predominately at a premium to those on the LME in recent weeks and has in turn attracted more cathode into the US. Trade data for the first couple of months of the year suggests a ~50% increase in refined cathode imports compared to year ago levels, with a sharp rise in imports from Chile and Peru in particular. Producers are likely looking to benefit from the shorter shipping times and the higher premia which are being underpinned by elevated freight costs.

5.	Aluminium
LME prices and world trade scenario
The LME aluminium price has seen significant volatility this fiscal year, especially in the last quarter. Post the covid resurgence, the aluminium market is in a growth phase now with dedicated focus to accelerate development. Since lockdown restrictions eased in May 2021, the global recovery has been strong, but with marked differences across countries and sectors. During Q2 and Q3 FY 2022, the energy price skyrocketed due to covid induced closure of coal mines in Australia and higher Indonesian coal demand from China and geopolitical instability in Africa and Eastern Europe. Pertaining to exceptionally higher energy prices, several European smelters closed during the FY 2022 causing a significant deficit in the European markets. The geopolitical crisis in Europe during Q4 of FY 2022 has further worsened the metal availability and energy security of Europe. FY 2022 also witnessed demand growth stabilisation around the world. During the year, India’s primary aluminium demand grew at an average of 14%. However, overall export sales of aluminium from country grew by 6% during FY 2022.
The global production of primary aluminium stood at 67.4 million tonnes in CY 2021, while global demand at 69 million tonnes. Thus, demand outstripped primary supply by ~1.6 million tonnes in CY 2021. However, global market for CY 2022 is estimated to be in deficit by ~1 million tonnes. Consumption is expected to grow over the next decade with innovation in automobile industry across vehicular light-weighting and increasing adoption of electric vehicles. The rapidly urbanising Asia–Pacific and African economies (mainly emerging markets) with demand mainly growing in packaging, automobile, construction and power sectors is expected to keep the global aluminium market buoyant for the years to come.
With a rise in global demand and sluggish pace of supply-chain normalisation, the global shipping industry came under immense pressure in CY 2021. CY 2021 started with a robust growth in the traded volume. The world traded volume growth picked in Q2 of CY 2021, then the growth moderated. In Q1 of CY 2022 however the Ukraine-Russia crisis dominated the global trade and the energy market. Several supply-chain disruptions in global market led to higher volatility in CY 2021 and the Q1 of CY 2022.
The recent Ukraine Russia crisis saw huge spikes in aluminium prices with the LME touching $ 4,000/t for the first time. With the majority of Rusal’s sales going to European regions, the impending risk of sanctions against aluminium exports will lead to massive metal deficit in the world. The major effect of this will be felt in the European region. The regional premiums have also experienced quite an upside owing to the increasing volatility of the market. Global metal flow is likely to be disrupted, and if the market volatility continues, it might also lead to demand destruction.
Products and consumers
Vedanta Limited operates one of the largest single-location smelters in the world at its Jharsuguda facility with ~2.2 mtpa present aluminium capacity. For the fiscal year 2022, the estimated share for Vedanta Limited (including BALCO) in India for aluminium was approximately 47% among the primary aluminium producers in India, based on internal estimates. Our product range includes aluminium ingots, primary foundry alloys, wire rods, billets, slabs and rolled products. The Company caters to electrical, automotive, building and construction segments, along with a host of other industries, well supported by its high-quality value-added product portfolio. Around 36% of our total aluminium sales globally were value-added products.

During Fiscal year 2022, approximately 27% of our total sales were to the Indian market, specifically for the use in electrical, construction and transportation industries, of which 68% of domestic sales were for value-added products.
During the year, we expanded our market reach in North American destinations, primarily in VAP, wherein we increased our billet sales in Europe and Americas. International sales to our established customers in other key Asian, European and North and South American markets increased to 1.66 million tons vis-à-vis
last year at 1.36 million tons.
In this Fiscal year, we have launched our new Green/Low Carbon aluminium brand named Restora (Manufactured using renewable energy) and Restora Ultra (Manufactured from recovered aluminium from dross).
Indian market drivers and opportunities
Post covid lockdown, India has witnessed impressive economic recovery. With the continued structural support from the government through various schemes focusing infrastructure and manufacturing and increasing adoption of electric vehicles, demand and industrial activity is expected to witness stellar growth. Total aluminium consumption in India increased in FY 2022 from FY 2021 levels. We believe the long-term demand for aluminium in India and the sub-continent
will remain robust backed by increased industrial activity and government focus on the infrastructure sector in the country. Several government initiatives like
Make-in-India,
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
Domestic demand driving capacity expansion
Vedanta Limited operates over 9,000 MW diversified power portfolio in India consisting of 97% thermal power and 3% from renewable energy sources.
India is the third largest electricity producer and second largest consumer of electricity in the world with an installed capacity of 399 GW as of March 2022 and estimated power consumption of 1,894.70 TWh in FY 2022. The electricity generation target for FY2022 has been fixed at 1,356 billion units (BU), 9.83% higher
Y-o-Y.
Between FY 2016 and FY 2021, the country’s electricity generation grew at 1% CAGR, driven by government initiatives and schemes to increase rural electrification and provide round-the-clock
power supply.
Products and consumers
Of our cumulative power portfolio, 35.3% is used for commercial power, while the remaining 64.7% is intended for captive use. Entire power generated for commercial purposes is backed by long-term Power Purchase Agreements with state distribution companies.
The Ministry of Power, GoI issued an order dated June 28, 2019, that has directed the DISCOMs (electricity distribution companies in India) to service entire payments for any power supplied since August 2019 on advance basis. This has brought down the billing payment cycle across India.
Market Drivers and Opportunities
India’s power demand is likely to touch 1,894.70 TWh by FY2022 (7% CAGR) from 2007 baseline, driven predominantly by multiple factors such as (expansion in industrial activities, growing population, rising per capita income, policy support and increasing electricity penetration.). The Government has also been supportive of growth in the power sector, through various reforms such as, delicensing the electrical machinery industry and allowing 100% Foreign Direct Investment (“FDI”). From April 2000 to December 2021, total FDI in the sector was $ 15.8 billion, of which $ 11.2 billion was invested in non-conventional
power sources above.
The Government had opened the coal sector for commercial mining, with revenue sharing based model, which is expected to ease any coal availability issues during peak demand season.
At Vedanta, we are looking at expanding the renewable energy generation portfolio. Notification by the Ministry of Power on biomass co-firing
allows blending up to 5% - 10% biomass, considering it as renewable power.

This has opened additional avenues for utilising renewable power in existing thermal power plants. Vedanta has successfully completed pilot projects for using biomass for power generation in its thermal power plants at Jharsuguda that supply power for aluminium production.
As of March 31, 2022, India had total installed capacity of 399 GW, of which thermal constituted 236 GW, nuclear 7 GW, hydro 47 GW and renewables at 109 GW. The total captive power installed capacity stood at 70 GW.
The target for renewable energy has also been increased to 227 GW by 2022, of which 114 GW will be produced through solar power.
Vedanta’s power portfolio is well positioned to capitalise on India’s growing demand for power.

7.	Steel
The construction sector is boosting steel demand
Global crude steel production was 456.6 Mt in the first three months of CY 2022, down by 6.8% compared to the same period in CY 2021. Asia and Oceania produced 331.3 Mt of crude steel in the first quarter of CY 2022, a decrease of 7.8% on the first quarter of CY 2021. The EU (27) produced 36.8 Mt of crude steel in the first quarter of CY 2022, down by 3.8% compared to the same quarter of CY 2021. North America’s crude steel production in the first three months of CY 2022 was 28.1 Mt, a decrease of 0.9% compared to the first quarter of CY 2021. Russia and other CIS + Ukraine produced 24.0 Mt of crude steel in the first quarter of CY 2022, a decrease of 8.5% on the first quarter of CY 2021. World steel forecasts that steel demand will grow by 0.4% in CY 2022 to reach 1,840.2 Million Mt after increasing by 2.7% in CY 2021. In CY 2023 steel demand will see further growth of 2.2% to reach 1,881.4 Million Mt. The current forecast is made against the backdrop of the crisis in Ukraine and is subject to high uncertainty.
India did exports of 13.5 million tons in FY 2022 with a growth of 25.12% as compared to FY 2021 (10.79 million tons).
Products and consumers
We completed the acquisition of ESL, an integrated steel plant on June 4, 2018. ESL is primarily selling Wire rod, TMT and DI pipe products in India mainly to the construction, infrastructure and automotive sectors.
Market drivers and opportunities
Global steel demand growth for CY 2022 will rise just 0.4% year-over-year, according to the World Steel Association’s latest Short Range Outlook report. The ongoing decline, which began in mid-2021,
is shaped by Chinese government restrictions on real-estate and construction growth along with rising inflation worldwide and the instability surrounding the Ukraine Russia crisis. Current year’s global steel demand total at 1.84 billion metric tons, to be followed by a 2.2% rise in CY 2023 to 1.89 billion metric tons.
OUR BUSINESS
Overview
We are a globally diversified natural resources company with low-cost
operations. Our business is principally located in India. We have operations and projects in India, South Africa, Namibia, UAE, Ireland, Australia, Japan, South Korea, Taiwan and Liberia and have over 15,000 employees worldwide. We are primarily engaged in zinc, oil and gas, iron ore, copper, aluminium, commercial power generation and steel businesses and are also developing and operating port operation, glass businesses and infrastructure assets. We have expanded our existing business across oil and gas, copper, zinc, aluminium and iron ore and acquired new businesses, such as, the steel business through acquisition of ESL in 2018 and FACOR in 2020. We believe our experience in operating and expanding our businesses in India will allow us to capitalize on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations and large and inexpensive labor and talent pools. We believe we are also well-positioned to take advantage of the significant growth in industrial production and investments in infrastructure in India, China, Southeast Asia and the Middle East, which we expect will continue to generate strong demand for metals, oil and gas and power.
We are the leading and only integrated zinc producer with an 83% market share by sales volume of the Indian zinc market in fiscal year 2022, according to the International Zinc Association (“IZA”), and among the primary producers of aluminium with approximately 47% primary market share amongst the total domestic sales in India based on internal estimates in fiscal year 2022. Together with our joint operation partners, we account for approximately 25% of India’s domestic crude oil production as of March 31, 2022, according to the provisional data published by Petroleum Planning and Analysis Cell of MoPNG.
We are one of the two custom copper smelters in India with a 22% primary market share by sales volume in fiscal year 2022, according to the International Copper Association (India).

I.	Zinc Business
Our fully integrated Zinc India business is owned and operated by HZL. In FY 2022, HZL was the second largest zinc-lead
miner and fourth largest
zinc-lead
smelter based on production volumes and in the first quartile in terms of all zinc mining operations worldwide, according to Wood Mackenzie Production Rankings. We have a 64.9% ownership interest in HZL, with the remainder owned by the GoI (29.5%) and institutional and public shareholders (5.6%). We have exercised the second call option to acquire the GoI’s remaining ownership interest in HZL. HZL had initiated arbitration proceeding which have now been withdrawn and tribunal dissolved. HZL’s operations include five lead-zinc mines, one rock phosphate mine, four hydrometallurgical zinc smelters, two lead smelters, one pyrometallurgical lead-zinc smelter, eight sulphuric acid plants, six captive power plants in northwest India, and processing and refining facilities for zinc, lead and silver at Pantnagar, located in the state of Uttarakhand in northern India. HZL’s mines supply almost all of its concentrate requirements. The silver refinery of HZL has been added to the London Bullion Market Association’s (LBMA) good delivery list for silver with effect from April 16, 2018. HZL is India’s third refiner to be listed on LBMA. LBMA lists those refineries whose gold and silver bars have been found, when originally tested, to meet the required standard for acceptability in the London bullion market. HZL is among the top 10 silver producers globally.
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
Vedanta Limited is primarily engaged in the business of exploration, development and production of crude oil, gas and related by-products.
Oil and gas business continues to contribute significantly to India’s domestic crude oil production. Vedanta Limited operates approximately 25% of India’s domestic crude oil production as of March 31, 2022.

III.	Iron Ore Business
We are engaged in the exploration, mining and processing of iron ore. In India, we own the rights to reserves consisting of 71.41 million tons of iron ore at an average grade of 45.3%, as of March 31, 2022. In addition, we manufacture pig iron and metallurgical coke, and also operate two waste heat recovery plants of 30 MW each in Goa.
Our mining operations are carried out in the states of Goa and Karnataka, both of which became subject to suspension of mining activities due to alleged environmental and other violations by miners, which has adversely impacted our production of iron ore since August 2011. In Goa the suspension was imposed by the state government of Goa and this suspension was upheld by the Hon’ble Supreme Court on the mining activities in the state of Goa from September 2012 to April 2014 and in Karnataka suspension imposed by the state government of Karnataka until April 2013. Although we resumed operations in Karnataka after receiving the stage I forest clearance from the state government of Karnataka and a temporary working permission from the MoEF&CC, the temporary working permission expired on July 31, 2014. Karnataka operations were halted for the period from August 1, 2014, to February 27, 2015. We resumed operations in Karnataka after all statutory clearances were in place from February 28, 2015. Following the Hon’ble Supreme Court’s order in April 2014, High Court of Bombay at Goa in August 2014 has pronounced the order to renew mining leases in Goa. The MoEF&CC and the state government of Goa have also revoked their suspension orders subject to limits imposed by the Hon’ble Supreme Court, for renewal of the leases and CTO from the Government of Goa. In August 2015, our mining operations resumed in our principal mines after completion of necessary statutory formalities and fulfillment of conditions annexed by the Hon’ble Supreme Court and the state government of Goa. The Hon’ble Supreme Court passed its final order in the matter on February 7, 2018, wherein it set aside the second renewal of the mining leases granted by the state of Goa. The Hon’ble Supreme Court directed all lease holders operating under a second renewal to stop all mining operations with effect from March 16, 2018, until new mining leases (not new renewals or other renewals) and new environmental clearances are granted under the MMDR Act. Our mines in the state of Goa were impacted consequent to the judgement of the Hon’ble Supreme Court. We have filed review petition against the SC judgment dated February 7, 2018. The review petition was dismissed by order dated July 9, 2021 on the grounds of limitation and the SLP which was filed against the order of High Court of Bombay was disposed of by order dated September 7, 2021. We have recently received Notices from the State Government of Goa directing us to comply with the provisions of Rule 12 (1) (hh) of the Mineral (other than Atomic and Hydrocarbons Energy Minerals) Concession Rules, 2016 within a period of one month with effect from May 6, 2022 to June 6, 2022. The compliance under the said provision requires the lessees to remove any ore or mineral, engines, machinery, plant, buildings structures, tramways, railways and other work, erections and conveniences on the leased land within the above-mentioned period of one month. Anything on the leased land which has not been removed by the lessee within a period of one from the date of direction shall become the deemed property of the Government.
WCL has acquired three iron ore mining concessions in Liberia (Bomi hill mine, Bea Mountain and Mano River). Exploration is done at all three concessions. We are going to start iron ore mining at Bomi Hill mine very soon.

IV.	Copper Business
Our copper business is principally one of custom smelters. Our assets include a smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and three captive power plants at Tuticorin in Southern India, a refinery and a copper rod plant and three blister/secondary material processing plant at Silvassa in Western India, a precious metal refinery that produces gold and silver, a doré anode plant and a copper rod plant at Fujairah in the UAE. We own the Mt. Lyell copper mine in Tasmania, Australia. The operation of Mt Lyell mine was suspended in January 2014, following a mud slide incident. Subsequently, the operations at Mt. Lyell copper mine has been placed under care and maintenance since July 9, 2014, following a rock falling on the ventilation shaft in June 2014.
The Government of Tamil Nadu has issued orders dated May 28, 2018, with a direction to permanently seal the existing copper smelter plant unit at Tuticorin. The Company has filed an appeal before NGT, Principal Bench challenging the closure order for sealing of the existing plant. Separately, SIPCOT vide its letter dated May 29, 2018, cancelled 342.22 acres of the land allotted to us for the proposed expansion project, which has been stayed by High court of Madras. Further the TNPCB issued orders on June 7, 2018, directing the withdrawal of the Consent to Establish, which was valid till March 31, 2023. The Company had filed a writ petition before Madras High Court challenging the various orders passed against the Company in 2018 and 2013. On August 18, 2020, the Madras High Court delivered the judgement wherein it dismissed all the Writ Petitions filed by the Company. The Company has approached the Hon’ble Supreme Court and challenged the said High Court of Madras order by way of a SLP to Appeal and also filed an interim relief for care and maintenance of the plant. The matter was then listed on December 2, 2020, before Hon’ble Supreme Court Bench. The Bench after having heard both the sides concluded that at this stage the interim relief in terms of trial run could not be allowed. Further, considering the voluminous nature of documents and pleadings, the matter shall be finally heard on merits. Further, Hon’ble Supreme Court held that the case will be listed once physical hearing resumes in the Hon’ble Supreme Court. The matter was again mentioned before the bench on March 17, 2021, wherein the matter was posted for hearing on August 17, 2021. However, the matter was not taken up on August 17, 2021. The matter was listed and taken up for hearing on March 15, 2022, and was part heard. The matter was to be further heard on March 22, 2022, however due to reconstitution of the bench the matter was not listed. The Hon’ble Supreme Court has, on May 20, 2022, ordered for the interlocutory application that was filed by Vedanta Limited before the Hon’ble Supreme Court for the maintenance of status quo as on March 15, 2022 consequent to an order passed by the Collector of Tuticorin requiring Vedanta Limited employees to vacate the plant premises to be listed for hearing along with the main matter on the next date of listing. See “
Item 8 – Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings”
for further details.

V.	Aluminium Business
Our aluminium business is based out of Chhattisgarh and Odisha. We operate the business in Chhattisgarh through BALCO, in which we have a 51% ownership interest, with the remainder owned by the GoI. We have exercised our option to acquire the GoI’s remaining 49% ownership interest, although the exercise is currently subject to dispute. BALCO’s operations include two bauxite mines, one coal mine, 1,710 MW captive power plants, an alumina refinery (operations of which have been suspended since September 2009), a 245,000 tpa aluminium smelter, a 325,000 tpa aluminium smelting and fabrication facilities in Central India.
Our aluminum operations in Odisha were earlier operated through Vedanta Aluminium Limited, which is now merged with Vedanta Limited pursuant to the
Re-organization
Transactions. The operations include 2.0 million tpa alumina refinery at Lanjigarh with associated 75 MW coal based captive power plant. The alumina refinery at Lanjigarh was commissioned in March 2010 and second stream was restarted in April 2016 increasing the alumina refinery’s total capacity to 1.4 million tpa. We also capitalized a debottlenecking project for the alumina refinery in March 2017 increasing the refinery’s total capacity to 2.0 million tpa.
At Jharsuguda, the Company operates two smelters with a combined capacity of 1.75 million tpa. The first is one of 0.5 million tpa, which is fully operational. The second is one of 1.25 million tpa capacity which is in the process of being ramped up to increase its total capacity to 1.75 mtpa, subject to obtaining the required approvals from the GoI. We also have associated 1,215 MW and 1,800 MW (three units of 600 MW each) coal based captive power plants at Jharsuguda. Our 1.25 million tpa smelter initially commenced production on December 1, 2015 and 1,855 pots have been capitalized as of March 31, 2022

VI.	Power Business
We operate multiple power plants across locations in India. Our power business comprises of 600 MW thermal power plant in Jharsuguda, Odisha, 300 MW thermal power plant in BALCO, Chhattisgarh, 106.5 MW thermal power plant in Tamil Nadu and 80 MW thermal power plant and 31.5 MW liquid fuel power plant in Tamil Nadu and a 1,980 MW thermal power plant in Mansa, Punjab.
We, currently, operate a 600 MW thermal coal-based commercial power facility at Jharsuguda and it has a power purchase agreement with GRIDCO Limited, a nominee of the state government of Odisha (“GRIDCO”).

BALCO used to operate two independent power plants units with a total installed capacity of 600 MW which are a part of its 4 x 300 MW power plant. However, it now just operates a 300 MW unit as an independent power plant. The other 300 MW unit has been converted to a captive power plant, as per order received from Chhattisgarh State Electricity Regulatory Commission (“CSERC”) for conversion of 300 MW capacity from IPP to CPP.
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
Our power business also includes 273.5 MW of wind power plants operated by HZL and 106.5 MW power plant at MALCO situated at Mettur Dam in southern India. The MALCO plant has been put under care and maintenance from May 26, 2017.

VII.	Steel Business
We operate the steel business through ESL in which we have 95.49% ownership interest as at March 31, 2022 ESL owns and operates an integrated steel manufacturing facility near Bokaro, Jharkhand and has a current capacity of 1.5 mtpa which we plan to expand to 3 mtpa in the upcoming year(s). It primarily consists of one sinter plant, a vertical coke oven plant, two blast furnaces, an oxygen plant, a lime calcination plant, a dolo calcination plant, a steel melting shop, a wire rod mill, a bar mill, a captive power plant and a DI pipe plant. One blast furnace and horizontal coke oven is under commissioning. ESL is selling primarily TMT bars, wire rods, DI pipes, pig iron and steel billets in open market and has established its presence in the domestic market as well as international market
ESL, our subsidiary filed an application for renewal of CTO on August 24, 2017, for the period of five years which was denied by Jharkhand State Pollution Control Board (“JSPCB”) on August 23, 2018. On August 25, 2018, the High Court of Jharkhand granted stay against said order of denial of CTO by JSPCB to allow to continue the operations. Further, the MoEF&CC passed an order revoking the environmental clearance of ESL. ESL challenged the revocation of the environmental clearance before Jharkhand High Court and on September 27, 2018, the High Court of Jharkhand stayed the order of MoEF&CC. In December 2019, ESL has been granted the Stage I forest clearance by MoEF&CC. ESL is working out appropriate solution to secure the revised environmental clearance in due course. MoEF&CC, on August 25, 2020, has granted a Terms of Reference to ESL for 3 MTPA plant with conditions like fresh EIA/EMP reports and public hearing. The High Court of Jharkhand had extended the interim protection granted in the pending writ petitions till September 16, 2020. High Court of Jharkhand on September 16, 2020, pronounced and revoked the interim stay for plant continuity with effect from September 23, 2020. ESL filed a SLP before Hon’ble Supreme Court against September 16, 2020, order for grant of interim status quo order and plant continuity. Vide order dated September 22, 2020, Hon’ble Supreme Court issued notice and allowed plant operations to continue till further orders. Public hearing has been concluded on December 16, 2020, and ESL has applied for grant of EC to MoEF&CC on January 11, 2021 on Parivesh Portal of MoEF&CC and presented before EAC on February 11, 2021. The EAC conducted three meeting and on July 29, 2021, meeting recommended the grant to EC to ESL subject to certain conditions, including the forest clearance.
The MoEF&CC vide its letter dated August 25, 2021, rejected “as of now” the grant of EC to ESL due to stay on the standard operating procedure for identification and handling of violation cases under Environmental Impact Assessment, 2006 notification issued by MoEF&CC on July 7, 2021, for violation cases by Madras High Court (Madurai Bench). However, it was clarified that once the aforesaid standard operating procedure is upheld or stay is vacated, the recommendation will be considered without going to the EAC again. An interlocutory application was filed in the pending Hon’ble Supreme Court matter against the rejection of the environmental clearance on as of now basis due to the stay on the aforesaid standard operating procedure. The Hon’ble Supreme Court pronounced the judgment on December 9, 2021 (special leave petition along with the interlocutory application) and passed the following: (i) the special leave petition was granted, (ii) the impugned order passed by High Court of Madras was set aside, and (iii) the MoEF&CC was directed to process the environmental clearance application of ESL according to the applicable law within a period of three months. MoEF&CC vide its letter dated February 2, 2022, has deferred the grant of EC till Forest Clearance
Stage-II
is granted to ESL. ESL has submitted its reply against MoEF&CC letter vide letter dated February 11, 2022, for reconsidering the decision and not linking EC with FC since as per the applicable law and available precedents, grant of FC Stage – II is not a condition precedent for grant of EC. See “
Item 8 – Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings
” for further details. Any unfavourable judgement will result in adverse impact on our operations at ESL.

Strategy
Our strategic goal is to become one of the top diversified natural resources company globally, and our strategy is based on the following five key pillars:

–	Delivering profitable production growth across the portfolio
We view strict cost management and increases in productivity as fundamental aspects of our day to day operations and continuously seek to improve efficiency. We continued to be in the first quartile in terms of cost of production in our zinc mining operations worldwide in fiscal year 2022, according to Wood Mackenzie, and we intend to continue to improve our production processes, methods and increase operational efficiencies to further reduce our costs of production in all our businesses. Our current initiatives include:

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

•	Operationalize acquired coal blocks and materialize 100% Tranche V coal;

•	Lanjigarh expansion from 2 to 5 MTPA;

•	Increasing Value added product capacity to 90% at aluminium;

•	full capacity ramp up at the Jharsuguda-II;

•	improving value added product portfolio at zinc, Aluminum and steel business to improve realisations;

•
seeking better utilization of
by-products,
including through adding additional processing capabilities to produce end-products
from the
by-products
that can be sold at higher prices and help lower the cost of production of our core metals. For example, silver and sulphuric acid are by-products
of zinc and lead. We are amongst top ten silver producers of the world, according to Wood Mackenzie;

•	commissioning of minor metal plants viz cadmium plant, copper matte, Antimony plant, Cobalt plant, RZO plant etc. at Dariba and Chandaria to increase minor metal credits to cost;

•	Exploration and appraisal drilling across the portfolio in Rajasthan, Cambay, Northeast and Offshore blocks;

•	Drilling pilot wells for shale to establish potential;

•	New opportunities basket for execution based on results of evaluation by global players as part of strategic alliance;

•	ASP pilot project in Bhagyam and Aishwariya fields;

•	Infill wells across operating fields to augment reserve base;

•	execution of phase II of Gamsberg project and competition thereof by fiscal year 2023-24;

•	Ramp up the performance of our Gamsberg Plant to achieve Designed capacity;

•	Completion by Magnetite project by half of fiscal year 2023;

•	faster progress on Skorpion refinery conversion project and Gamsberg smelter project through government support, capex and opex reduction;

•	ramping up production volumes of silver;

•	ramping up shaft at Sindesar khurd and Rampura Agucha mines;

•	ramp up of mining capacities at Rajpura Dariba and Zawar mines to 2 mtpa and 5 mtpa respectively;

•	debottlenecking of smelters at Dariba and Chanderiya;

•	ramp up production at fumer plant;

•	aggressive exploration program focusing on delineating and upgrading Reserves and Resources (R&R) within its license areas across mines;

•	ramp up of underground mines towards their design capacity;

•	to expand our R&R base through targeted and disciplined exploration programmes by developing both green field and brown field opportunities;

•	disciplined capex and prioritizing capital to high return, low risks project maximizing cash flows for providing the flexibility to invest further;

•	resumption of mining operations in Goa through continuous engagement with the Government and the judiciary;

•	increase our footprint in iron ore by continuing to participate in auctions across the country, including Jharkhand;

•	securing environmental clearance for expansion and debottlenecking of pig iron plant to increase production capacity by 1.7 LTPA;

•	advocacy for removal of E-auction/trade barrier in Karnataka;

•	engage with government and relevant authorities to enable the restart of operations for copper business in India;

•	to expand operations of Avanstarte Inc during the fiscal year 2023 to the China Market; and

•	acquiring attractive, complementary assets in the natural resources segment that add value to our portfolio.

–	Consolidation and simplification of the group structure
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
We own majority ownership interests in BALCO and HZL and have offered to acquire the remaining shares of both BALCO and HZL from the GoI. As on date, these offers have not been accepted by the GoI and therefore there is no certainty that these acquisitions will proceed. See “
Item 4 – Information on the Company - B. Business Overview - Our Business - Options to Increase Interests in HZL and BALCO
.”
With approval granted by NCLT, Kolkata Bench, for the Scheme of Amalgamation, Vedanta Star Limited has merged with Electrosteel Steels Limited and we now directly hold 95.49% in ESL.

–	Continuing to add reserves and resources for long-term value
Our acquisitions of HZL, BALCO, Sesa Rexsources Limited, Skorpion, Black Mountain Mining, Sterlite Energy, WCL, Cairn India Limited (now Vedanta Limited - oil and gas business), ESL, ASI and FACOR have contributed substantially to our growth. We continually seek new growth and acquisition opportunities in the metals and mining and related businesses in India and elsewhere, including through government privatization programs, where we can leverage our skills and experience. We continue to closely monitor the resource markets in our existing lines of business as well as seek out opportunities in complementary businesses such as coal mining. We also intend to continue to seek out new exploration opportunities for future growth. By selecting opportunities for growth and acquisition carefully and leveraging our skills and experience, we seek to continue to expand our business while maintaining a strong balance sheet and good credit profile.

–	Accelerating cash flows and deleveraging
We aim to increase our cash flows from operations and decrease capital expenditures, and the indebtedness required to fund capital expenditures. As on March 2022, our projects have an estimated total capital expenditure cost of
₹
 990,635 ($ 13,057 million), of which
₹
 575,170 million ($ 7,581 million) had been incurred. Net cash from operating activities was
₹
 282,819 million ($ 3,727 million) in fiscal year 2022, 4.44% decrease from
₹
 295,952 million in fiscal year 2021. We paid interest of
₹
 52,217 million ($ 688 million) on our indebtedness in fiscal year 2022, a 2.4 % decrease from
₹
 53,499 million in fiscal year 2021.

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
Basis of Presentation of Mineral reserves and resources
The Securities and Exchange Commission (“SEC”) adopted amendments to its current disclosure rules effective from to modernize the mineral property disclosure requirements for mining registrants. The amendments include the adoption of S-K 1300, which will govern disclosure for mining registrants (the “SEC Mining Modernization Rules”). The SEC Mining Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in the SEC’s Industry Guide 7 and better align disclosure with international industry and regulatory practices. Descriptions in this report of our mineral deposits are prepared in accordance with S-K 1300, as well as similar information provided by other issuers in accordance with S-K 1300, may not be comparable to similar information that is presented elsewhere outside of this report. HZL’s Rampura Agucha, Rajpura Dariba, Sindesar Khurd, Zawar and Kayad mines were considered material properties. Please refer to the Technical Report Summaries filed as exhibits hereto for additional information with respect to our material properties and Material Mining Properties section below.
The qualified persons that have reviewed and approved the scientific and technical information contained in this annual report are identified in the footnotes to the tables summarizing the mineral reserves and resources estimates below. Our HZL India mines reserve estimates at March 31, 2022 were prepared by our engineers and geologists and reviewed by A&B Global Mining Consultants (“ABGM”) , which are third party mining and geological consultants.
The estimates of proven and probable reserves at HZL’s Rampura Agucha, Rajpura Dariba, Sindesar Khurd, Zawar and Kayad mines and the estimates of mine life included in this annual report have been prepared by the qualified persons referred to herein, and in accordance with the technical definitions established by the SEC. Under S-K 1300.
Mineral resource
A ‘Mineral Resource’ is a concentration or occurrence of material of intrinsic economic interest in or on the earth’s crust in such form, quality and quantity that there are reasonable prospects for eventual economic extraction. Mineral Resources are further sub-divided, in order of increasing geological confidence, into inferred, indicated and measured as categories.
Mineral reserve.
Mineral Reserve is the economically mineable part of a Measured Mineral Resource and/or Indicated Mineral Resource. Mineral Reserves are subdivided in order of increasing confidence into Probable Mineral Reserves or Proved Mineral Reserves.
Mineral resource and reserve classifications are differentiated under subpart 1300 of Regulation S-K, in part, as follows:

•
Probable Mineral Reserve
is the economically mineable part of an Indicated Mineral Resource, and in some circumstances, a Measured Mineral Resources. It includes diluting material and allowances for losses which may occur when the material is mined. A Probable Mineral Reserve has a lower level of confidence than a Proved Mineral Reserve but is of sufficient quality to serve as the basis for decision on the development of deposit.

•
Proved Mineral Reserve
is the economically mineable part of a Measured Mineral Resource. It includes diluting materials and allowances for losses which occur when the material is mined. Proved Mineral Reserve represents the highest confidence category of Mineral Reserve estimate. It implies a high degree of confidence in the geological factors and a high degree of confidence in the Modifying Factors. The style of mineralization or other factors could mean that Proved Mineral Reserves are not achievable in some deposits.

•
Indicated resources
are simply economic mineral occurrences that have been sampled (from locations such as outcrops, trenches, pits and drill holes) to a point where an estimate has been made, at a reasonable level of confidence, of their contained metal, grade, tonnage, shape, densities, physical characteristics.

•
Inferred Mineral Resource
is the part of a mineral resource for which quantity, grade (or quality) and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be of limited or uncertain quality and it is also reliability.

•
Measured resources
are indicated resources that have undergone enough further sampling that a ‘competent person’ (defined by the norms of the relevant mining code; usually a geologist) has declared them to be an acceptable estimate, at a high degree of confidence, of the grade (or quality), quantity, shape, densities, physical characteristics of the mineral occurrence.

We periodically revise our reserves and resources estimates every year. During fiscal year 2022, we performed an analysis of our reserves and resources estimates for certain operations, which is reflected in new estimates as of March 31, 2022. Reserves and resource estimates for each operation assume that we either have or expect to obtain all the necessary rights and permits to mine, extract and process mineral reserves or resources at each mine. Certain figures in the tables, discussions and notes have been rounded.
For our other mines (see below), the reported metal reserves are defined as being either “ore reserves” if reported in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and ore reserves, 2004 Edition, prepared by the Joint ore reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (the “JORC Code”) or “mineral reserves” if reported in accordance with the South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves which sets out minimum standards, recommendations and guidelines for public reporting of exploration results, Mineral Resources and Mineral Reserves in South Africa (the “SAMREC Code”). The meanings and definitions are the same.
The reported ore reserves of each mine are derived following a systematic evaluation of geological data and a series of technical and economic studies by our geologists and engineers.

•	The ore reserves of Skorpion’s Skorpion mine were audited by SRK Consultants (UK) Ltd as of March 31, 2022.

•	The ore reserves of Black Mountain Mining’s Black Mountain mine and Gamsberg mine were audited by SRK Consultants (UK) Ltd as of March 31, 2022.

•	The proved oil, condensate, and sales-gas reserves blocks of Vedanta Limited - oil and gas business and its subsidiaries were evaluated by DeGolyer and MacNaughton (“D&M”) as of March 31, 2022.

•	The ore reserves of our iron ore mines in India were audited by SRK Consulting (UK) Limited as of March 31, 2022.

•	The ore reserves of our iron ore mine in Liberia were audited by Roscoe Postle Associates Inc. as of April 6, 2014.

•	The ore reserves of BALCO’s Mainpat and Bodai-Daldali bauxite mines were audited by SRK Consulting (UK) Limited as of March 31, 2020.
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

Our Zinc India Business
Overview
Our Zinc India business is owned and operated by HZL. HZL’s fully integrated zinc operations include five lead-zinc mines, one rock phosphate mine, four hydrometallurgical zinc smelters, two lead smelters, one pyrometallurgical lead-zinc smelter, eight sulphuric acid plants and six captive power plants at our Chanderiya, Dariba and Zawar facilities in the state of Rajasthan and processing facilities for zinc and lead as well as a silver refinery at Pantnagar, located in the State of Uttarakhand in northern India. HZL sources all of its concentrate requirements from its mines. HZL’s operations also includes 39.6 MW solar power projects installed at its Agucha, Debari and Dariba complexes and a 40.67 MW waste heat recovery power plant adjunct to its captive power plants.
We first acquired an interest in HZL in April 2002 and have since then significantly improved its operating performance through expansion and by improving operational efficiencies and reducing unit costs.
HZL pays royalties to the state government of Rajasthan based on its extraction of lead-zinc ore. With effect from September 2014, the royalty rate increased from 8.4% to 10.0% of the LME zinc metal price payable on the zinc metal contained in the concentrate produced and from 12.7% to 14.5% of the LME lead metal price payable on the lead metal contained in the concentrate produced. For silver, HZL pays royalty at a rate of 7% of the silver LBMA price chargeable on silver-metal produced. The royalties are subject to change. Further, the MMDR Amendment Act, notified towards the end of fiscal year 2015, notifies an amount not exceeding royalty to be contributed to the DMF for the benefit of people affected by mining and an additional 2.0% of royalties to the National Mineral Exploration Trust (NMET). DMF contribution has now been notified at 30.0% of base royalty rates. See “
Item. 3 — Key Information — D. Risk Factors — Risks Relating to Our Industry — Changes in tariffs, royalties, cess, customs duties, export duties and government assistance may reduce our Indian market domestic premium, which would adversely affect our profitability and results of operations
”.
We have a 64.9% ownership interest in HZL, while the balance share is owned by the GoI (29.5%) and institutional and public shareholders (5.6%). We have exercised the second call option by a letter dated July 21, 2009 to acquire the GoI’s remaining ownership interest in HZL. HZL had initiated an arbitration proceeding, which have now been withdrawn and the tribunal dissolved . See
“Item 4
- Call Options over Shares - Call Options over shares in HZL
”.

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
HZL normally sources all of the lead-zinc ore required for its business from its underground mines at Rampura Agucha, Zawar, Rajpura Dariba, Sindesar Khurd and Kayad in the state of Rajasthan in northwest India. Lead-zinc ore extracted from the mines is conveyed to beneficiation plants that processes the ore into zinc and lead concentrates. With good ore mineralogy providing a high metal recovery ratio, the Rampura Agucha mine including its satellite Kayad mine accounted for 53.6% of HZL’s total mined metal in zinc and lead concentrate produced in fiscal year 2022, with the Zawar, Rajpura Dariba and Sindesar Khurd mines accounting for the remaining 15.8%, 4.7% and 25.9%, respectively. Then zinc and lead concentrates are transported by road to the nearby Chanderiya, Dariba and Debari smelters.
Our mining capacities are governed by reserve and resources, mine plan and environmental clearances. Based on such approvals, the capacities are approximately 6.15 mtpa, 4.8 mtpa, 6.0 mtpa, 2 mtpa and 1.2 mtpa for Rampura Agucha mine, the Zawar mine, the Sindesar Khurd mine, the Rajpura Dariba mine and the Kayad mine respectively, in fiscal year 2022.

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
The pyrometallurgical smelter uses the imperial smelting process (“ISP
TM
”), where the process starts with sintering to remove the sulphur from concentrate and then generated gases are cleaned and sent to the sulphuric acid plant. The output of the sinter machine is fed into an imperial smelting furnace to smelt with preheated metallurgical coke and air. During the smelting process, molten lead is extracted from bottom of the imperial smelting furnace and zinc rises up as vapor. Vapor is condensed in molten lead bath. The molten lead is cooled to separate out the zinc, which is then passed through a refining process to remove impurities and pure zinc metal is casted into ingots. The lead removed through this process is sent to refinery to produce pure lead metal. In this process, silver is also produced as a by-product
which is sent to our facilities in Uttarakhand for refining and casting into silver ingots.

e.	Lead Smelters
HZL has two lead smelters in Chanderiya and Dariba. The smelter in Chanderiya uses Ausmelt
™
technology and the smelter in Dariba uses Shuikoushan Smelting Technology (“SKS”) oxygen bottom blowing technology. There is also a lead-zinc smelter at Chanderiya which uses the pyrometallurgical imperial smelting furnace process.
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
by-product
is sold
ex-works
from its facilities in Rajasthan to customers in India.

g.	Recognition

•	Certified as 2.41 times water positive company.

•	Sixth Largest Producer of Primary Silver in the World and contribute to over 10% of our domestic demand.

•
22 MW solar power project at Rampura Agucha, 12 MW at Debari and 4 MW at Dariba are all registered under Gold Standard, which is the most rigorous certification given globally for carbon offset projects.

•	Hindustan Zinc is included in the list of B rated companies for climate change carbon disclosure project (CDP) and A for Water CDP.

•	HZL actively participated in ‘Business Leaders Group COP26’ and was engaged for shaping the agenda for COP26 which was held at Glasgow (UK) in November 2021.

•
The Company is ranked 1st in Asia-Pacific and globally 5th in Dow Jones Sustainability Index in 2021 amongst Mining and Metal companies. (1st in environment Dimension among the metal and mining sector globally).

•	The Company won the 1st Bronze Medal and been featured in the prestigious Sustainability Yearbook for the fifth year in a row by S&P Global.

h.	Expansion Projects

•	Environmental Clearance for Zawar mine expansion from 4.8 million tons to 6.5 million tons under process.

•	Employment visa for the people coming for Fumer commissioning is in adavanced stage. Target commissioning by Q1 of FY 2023.

•	MoU signed with Government of Gujarat to set up 300 KTPA greenfield zinc smelter at Doswada (coastal smelter). Detailed feasibility studies ongoing.
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
In the underground mines, the ore body is mined by long hole open stoping with pastefill method and loading hauling sequence by using 60 ton truck and a
17/21-ton
loader. Ore is fed to the primary crusher and waste is disposed at the waste dump. The mining equipment is largely owner operated. The processing facility is a conventional crushing, milling and differential lead-zinc floatation plant. Ore is crushed in a series of crushing circuits and then milled in four streams. The zinc and lead concentrates produced are sent to the different smelters of HZL and the tailing portion goes to the tailings dam after thickening. Since 2004, exploration at Rampura Agucha has resulted in significant increases in the reserves at the mine. Following an extensive drilling program with an objective to upgrade mineral resources and make them reserves conversion ready, better understanding of ore body configuration, addition of mineral resources. As per subpart 1300 of Regulation S-K, R&R Statement released on March 31, 2022, the Proved and Probable Reserves are 47.0 million tons with an average grade of 11.8% zinc, 1.3% lead and 44 ppm silver net of depletion and the Measured and indicated resources are 10.3 million tons with an average garde of 14.7% zinc, 2.2% lead and 64 ppm silver and Inferred resources with 17.6 million tons with an average garde of 6% zinc, 3.6% lead and 97 ppm silver. The drill spacing for the definition of proven reserves were approximately 50 meters by 50 meters while for probable reserves was 100 meters by 100 meters. Open pit mine operation has ceased from the end of March 2018, and underground mine operations are continuously ramping up in sustaining ore production from Rampura Agucha.

As of March 31, 2022, the estimated life of mine of Rampura Agucha is 9 years approx. based on (i) current reserves; and (ii) planned production determined based on the life-of-mine
plan. During fiscal year 2022, the Rampura Agucha underground mine produced 4.51 million tons of ore with 11.16% zinc and 1.64% lead. It produced 454,664 tons of zinc metal in concentrate and 45,828 tons of lead metal in concentrate. The main shaft has completed up to a depth of 950 meters as planned with completion of the north and south vent.
The gross book value of the Rampura Agucha mine’s fixed assets and mining equipment (including assets related to the Rampura Agucha’s underground mining operations and the Kayad mine) was
₹
 105,771 million ($ 1,394 million) as of March 31, 2022. The mining lease of Rampura Agucha mine is valid up to March 2030.
Power is primarily supplied from the HZL’s captive thermal and solar power plants with two backup 5 MW generators on-site.

❖	Rajpura Dariba
Rajpura Dariba is an underground lead-zinc mine and processing facility located northeast of Udaipur in the Rajsamand district in the state of Rajasthan, northwest India.
Mining at Rajpura Dariba commenced in 1983 and is carried out using the vertical crater retreat method and blasting hole mining method with mined out stopes backfilled with cemented classified mill tailings. In certain areas, the ground conditions adversely affect slope stability and dilution. These ground conditions are result of the weak graphitic nature of the shear zone combined with the dissolution of fractured and sheared dolomites by percolating acidic groundwater derived for overlying adjacent oxidized zones. HZL’s Rajpura Dariba’s mine lease is valid until May 2030. The mine is serviced by two vertical shafts approximately 600 meters deep. The main shaft is 6 meters in diameter and the auxiliary shaft is 4.5 meters in diameter. The main shaft has the capacity to hoist 0.7 mtpa of ore and is equipped with a modern multi-rope koepe winder. All personnel and materials are hoisted in a large, counterbalanced cage which is operated by the koepe winder. The surface infrastructure includes ventilation fans, compressors and ore loading facilities. A 2.2 km surface decline was commissioned in September 2013 to increase the ore production.
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
The gross book value of the Rajpura Dariba mine’s fixed assets and mining equipment is approximately
₹
 19,546 million ($ 258 million) as of March 31, 2022.
As of March 31, 2022, HZL estimates the remaining mine life at Rajpura Dariba to be around 16 years based on (i) current reserves; and (ii) planned production which is determined based on a life-of-mine
plan. As per subpart 1300 of Regulation S-K, R&R Statement released on March 31, 2022, the Proved and Probable Reserves are 28.9 million tons with an average grade of 4.9% zinc, 1.6% lead and 60 ppm silver net of depletion and the Measured and indicated resources are 5.3 million tons with an average garde of 7.1% zinc, 2.2% lead and 71 ppm silver and Inferred resources with 33.6 million tons with an average garde of 6.3% zinc, 1.9% lead and 96 ppm silver. An exploration program is also underway to identify new resources adding to existing mineral inventory along with resource upgradation plan with objective to increase confidence and make them classified into higher resource category so as make them reserves conversion ready. The exploration plan continues to be focused on maintaining the reserves sustained even after annual mining depletion. The drill spacing for measured resources was approximately 25 X 25m while for indicated resources is 50 x 50m
The orebody is correlated with a geological
cut-off
grade of 3.0% TMC (“Total Metal Content”) (lead and zinc combined), to create mineralized envelope, the orebody contacts generally have a sharp natural contact. The average grade for each individual stope was defined incorporating design dilution and mine recovery factors. These parameters are based on a reconciliation of historical production. Stopes with average grades below derived economic cut-off
grade applied on individual 3D stope shapes were excluded and hence do not become the part of ore reserve estimates and statements. As the stopes are all accessed using the existing infrastructure and as there is sufficient capacity on the tailings dam, the capital expenditure was limited to the replacement of mining equipment and was therefore considered not to have a material impact on the cut-off
grade.
In fiscal year 2022, 1.25 million tons of ore at a feed grade of 4.78% zinc and 1.08% lead ore was mined at Rajpura Dariba mine which produced 40,635 tons of zinc metal in concentrate and 7,422 tons of lead metal in concentrate.

❖	Sindesar Khurd
The Sindesar Khurd mine is a large-scale underground mine deposit that was explored during 1992 to 1995. Mine production began at the Sindesar Khurd mine in April 2006 and HZL’s mining permit is valid until March 2049. The Sindesar Khurd mine lies on the same geological belt as the Rajpura Dariba mine. The mine is approachable from Rajpura Dariba mines by road.
The mineralization has been traced over almost 2.5 kilometers along strike and 1.3 kilometer vertical extension. In the mine area, dip is steep westerly, while the dip turns into easterly direction in the lower-southern part of the deposit. The current “mine block” extends over 1,500 meters along strike and up to 570 meters depth extension.
The deposit has been drilled to a depth of approximately 1,300 meters below surface and the ore body is traced over approximately 2 kilometers along with the strike with an 1,100 meters vertical extension. While the deposit is still open in depth in the southern extension of the present mine block, the area below the mine block and towards the north extension only has narrow and low to moderate grade mineralization intersected.
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
As per subpart 1300 of Regulation S-K. R&R Statement released on March 31, 2022, the Proved and Probable Reserves are 45.4 million tons with an average grade of 3.0% zinc, 2.0% lead and 100 ppm silver net of depletion and the Measured and indicated resources are 43.8 million tons with an average garde of 4% zinc, 2.2% lead and 111 ppm silver and Inferred resources with 15.5 million tons with an average garde of 3.4% zinc, 1.9% lead and 96 ppm silver.
Access to the mine is through shaft and declines (North and South) from the surface while ore is hauled through the declines by low profile dump trucks or LPDTs. The ore body is accessed via horizontal drives on number of levels. The mine currently utilizes blast holes toping with back filling mining method with stope panels varying from 25 to 50 meters in strike.
Ore produced from the mine is treated at 2.0 mmtpa beneficiation plant commissioned in 2011 at Sindesar Khurd. The beneficiation plant underwent debottlenecking in January 2015 to increase its capacity from 2 to 2.8 mtpa at Sindesar Khurd. Lead and zinc concentrates are sent to their respective high-rate thickeners installed separately for lead concentrate and zinc concentrate generated from the concentrator. At Sindesar Khurd mine, the new 1.5 mtpa capacity beneficiation plant was commissioned in January 2017 which has increased the mine’s total beneficiation capacity to 4.3 mtpa. In fiscal year 2019, another 1.5 mtpa beneficiation plant was commissioned which is taking the total milling capacity to 6.2 mtpa. Tailing dewatering and disposal section comprises of hydro cyclone, tailing thickener, neutralization tank, pumping of tailing-to-tailing
pond and reclaimed water pumping.
Lead and zinc concentrates are thickened, filtered and stored before they are sent to HZL’s smelters. Power for the mill and the mine is supplied from HZL’s captive power plant located at Dariba itself. The gross book value at this mine is approximately
₹
 72,012 million ($ 949 million) as of March 31, 2022.
As of March 31, 2022, HZL estimates the remaining mine life at Sindesar Khurd to be around 8 years based on (i) reserves; and (ii) planned production which is determined based on a life of mine plan.
In fiscal year 2022, 5.23 million tons of ore at a grade of 3.33% zinc and 2.02% lead ore was mined at the Sindesar Khurd mine. From the ore produced at Sindesar Khurd mine 166,378 tons of zinc metal in concentrate and 97,353 tons of lead metal in concentrate was produced in fiscal year 2022.

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
The mines are accessed through adit, shaft and declines from the surface, while ore is hauled through decline by LPDTs, shaft and locomotives
.
The ore body is accessed through horizontal drives on a number of levels. The mine currently utilizes a sub-level
open stoping mining method with stope sizes ranging from 60 to 80 meters in strike.

As per subpart 1300 of Regulation S-K. R&R Statement released on March 31, 2022, the Proved and Probable Reserves are 37.9 million tons with an average grade of 2.8% zinc, 1.2% lead and 23 ppm silver net of depletion and the Measured and indicated resources are 36.8 million tons with an average garde of 3.4% zinc, 2% lead and 28 ppm silver and Inferred resources with 79.3 million tons with an average garde of 3.6% zinc, 2.1% lead and 34 ppm silver.
Ore produced from the mine is treated at a beneficiation plant at Zawar mines for differential or bulk flotation of zinc and lead metals. The beneficiation plant has undergone debottlenecking to increase its capacity from 1.5 to 2.7 mtpa. Another beneficiation plant having capacity of 2 mtpa was commissioned in fiscal year 2019, increasing capacity to 4.7 mtpa at Zawar. The ore is primarily crushed underground and then hoisted to the surface or crushed at the surface and then transported to beneficiation plant. Thereafter the ore is crushed to 12 to 15 mm in size before being milled to 74 microns. Tailing dewatering and disposal section comprises of hydro cyclone, tailing thickener, pumping of tailings to tailing pond and reclaimed water pumping for reuse. Lead and zinc concentrates are thickened, filtered and then stored before they are sent to HZL’s smelters.
In fiscal year 2022, 4.41 million tons of ore mined at a grade of 2.45% zinc and 1.55% lead, which produced 99,673 tons of zinc metal in concentrate and 60,838 tons lead metal in concentrate.
The gross book value of the Zawar fixed assets and mining equipment was approximately
₹
 46,132 million ($ 608 million) as of March 31, 2022.
Power is supplied through a combination of an 91.5 MW thermal coal-based captive power plant initially commissioned in December 2008 and a 6 MW captive power plant.
As of March 31, 2022, HZL estimates the remaining mine life of the Zawar mine to be 8 years based on (i) current reserves; and (ii) planned production which is determined based on a life-of-mine
plan. The focus of underground mine exploration at Zawar is to enhance the ore reserves and expand the mine life by 3 years while surface exploration is mainly focused to identify new mineralized areas and exploring the extension areas of existing mineralization in strike as well as in depth and enhance mineral inventory. Underground exploratory drilling is carried out on a grid of between 25 to 30 meters as a infill drilling from existing development for final delineation of ore bodies.

❖	Kayad Mine
The Kayad lead—zinc mine is located in Ajmer, in the state of Rajasthan.
The Kayad lead—zinc mine deposit was initially prospected by Airborne Mineral Survey and Exploration wing of Geological Survey of India and drilling commenced in August 1988 and was completed in December 1991. The detailed exploration of Kayad deposit was commenced by HZL in the month of June 1999 and continues with a total of 178 kilometers in 1,132 drill holes. According to the reserve report, the proven and probable reserves. As per subpart 1300 of Regulation S-K. R&R Statement released on March 31, 2022, the Proved and Probable Reserves are 1.93 million tons with an average grade of 7.6% zinc, 0.9% lead and 18 ppm silver net of depletion and the Measured and indicated resources are 2.6 million tons with an average garde of 8% zinc, 1.1% lead and 21 ppm silver and Inferred resources with 2.4 million tons with an average garde of 6.6% zinc, 0.9% lead and 14 ppm silver. As of March 31, 2022, HZL estimates the remaining mine life of the Kayad Mine to be 2 years based on (i) current reserves; and (ii) planned production which is determined based on a life-of-mine
plan.
The groundbreaking of the mine commenced on June 11, 2011. The access is through a decline which divides into two declines at 420 meters reduce level. Development ore production was achieved in the second quarter of fiscal year 2013, and the mine started operations in fiscal year 2014. The mining method practiced in Kayad is long hole open stoping with cemented rock filling or rock filling in the steeper portions of the deposit; while transverse stoping method at flat portion along with cemented rock filling or rock filling. About 61.5 kilometers of development is planned by 2021. The mining is highly mechanized with twin boom jumbo drills used for face drilling, rock bolting machines used for support and 17 tons, and 21 tons diesel load haul dump vehicles coupled with 30 tons, 50 tons and 60 tons low profile dump trucks for loading and hauling. For production, drilling Simba and Solo Drills are being used. The run of mine is stacked in the surface ore stockpile and transported by trucks to the Rampura Agucha mine for beneficiation.
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
In fiscal year 2022, 0.93 million tons of ore at a grade of 4.57% zinc and 0.66% lead ore was mined at Kayad mine which produced 39,685 tons of zinc metal in concentrate and 4,582 tons of lead metal in concentrate. A 33 KV power line was commissioned on February 2, 2012, to meet the constructional power requirements of the mine. Currently, most of the power is being taken from captive power plant in Zawar and some power is taken from state grid. A one megavolt amperes diesel generator is kept as a backup power supply for emergency operations in the event of power failure. For proper power distribution, a two megavolt amperes underground sub-station
is commissioned in each of the north and south sections.

Summary of Mine Reserves
The following table shows our proved and probable zinc, lead and silver as of March 31, 2022 prepared in accordance with Subpart 1300 of Regulation S-K:

	Proven Reserves				Probable Reserves				Total Proven and Probable Reserves
Mine	Quantity	Zinc Grade	Lead Grade	Silver Grade	Quantity	Zinc Grade	Lead Grade	Silver Grade	Quantity	Zinc Grade	Lead Grade	Silver Grade	Limited Ownership	Reserve Life
	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)%		Years
Rampura Agucha	14.7	12.4	1.8	65	32.3	11.6	1.1	35	47.0	11.8	1.3	44	64.9	9
Rajpura Dariba	5.8	5.3	1.4	66	23.1	4.8	1.6	59	28.9	4.9	1.6	60		16
Sindesar Khurd	21.4	3.3	2.4	125	24.0	2.8	1.6	78	45.4	3.0	2.0	100		8
Zawar	23.5	2.8	1.2	23	14.4	2.8	1.2	24	37.9	2.8	1.2	23		8
Kayad	0.6	6.9	1.1	20	1.3	7.9	0.8	16	1.9	7.6	0.9	18		2

Total	66.0	5.3	1.7	69	95.2	6.3	1.4	50	161.2	5.9	1.5	58	64.9

References to “g/t” are grams per ton
Additional information:

1.
The reserve estimates for each of the mines have been prepared by the mining engineer of the respective operation and the same have been audited by ABGM. The reserves presented for the HZL mines have been adjusted to incorporate losses for mine dilution and mining recovery according to the subpart 1300 of regulation S-K. A comprehensive site visit was conducted in the week of July 17 to July 25, 2022. The objectives of the site visits were to conduct the following:

•	Physical verification of the mining operations and onsite infrastructure.

•	Obtain outstanding information required to complete the technical report.

•	Interact with the mine technical team to obtain further clarifications.
Three consultants from ABGM attended the site visits at the various mines.

•	Devendra Vyas: Managing Director and Principal Mining Engineer

•	Andre van der Merwe: General Manager and Principal Consultant (Geophysics, Hydrogeology, Geology, Mineral Processing and Environmental Engineering)

•	Pieter Groenewald: Head – Technical Services and Principal Consultant (Rock Engineering and Hydrogeology)
Dr Heather King who reviewed the Mineral Resource estimates and statements is independent of HZL and registered as a professional with the South African Council for Natural Scientific professions (SACNASP) and the Geological Society of South Africa (GSSA). Dr Heather King is suitably qualified and experienced to act as the Qualified Person for the Mineral Resources. Dr Heather King was unable to visit the site.

2.
The dynamic
cut-off
grade in terms of zinc equivalent was used for calculating reserves and resources. The zinc equivalent cut-off
grade for (i) Rampura Agucha mine is 3.46% for main lens and 3.68% for galena lenses (lead equivalent), (ii) Rajpura Dariba is 2.82%, (iii) Sindesar Khurd is 2.17%, (iv) Zawar is 2.00% and (v) Kayad Mines is 2.72%.

3.	The metallurgical recovery factor for the following HZL mines is as follows:

Mine	Metallurgical Recovery Factor
Rampura Agucha
Zinc	95.96%
Lead	94.75%
Rajpura Dariba
Zinc	96.39%
Lead	95.91%
Sindesar Khurd
Zinc	96.16%
Lead	97.57%
Zawar
Zinc	95.37%
Lead	96.92%

4.
The commodity price for zinc, lead and silver considered for the evaluation of reserves is $ 2,759 per ton, $ 2,057 per ton and $ 21.24 per ounce (“oz”), respectively. The currency conversion factor used to estimate the reserves was US dollars per Indian Rupees 76.65.

5.	The reserve quantities disclosed are for the entire mine.
Smelters
Overview
The following table sets forth the total capacities as of March 31, 2022 at HZL’s Chanderiya, Debari, Zawar, Dariba and Pantnagar facilities:

Facility	Capacity
	Zinc	Lead	Silver	Sulphuric Acid	Captive Power
	(tpa)	(tpa)	(tpa)	(tpa)	(MW)
Chanderiya	585,000	90,000	—	859,000	259.2
Dariba	240,000	120,000	—	710,500	189.67
Debari	88,000	—	—	387,600	7.3
Pantnagar (1)	—	—	800	—	—
Zawar	—	—	—	—	90

Total	913,000	210,000	800	1,957,100	546.17

(1)
The processing plant at Pantnagar is a refining and processing facility for zinc and lead ingots from zinc and lead cathodes produced at the Chanderiya and Dariba smelters. Therefore, their production capacities do not increase the total production capacity of HZL’s facilities.

The following table sets out HZL’s mineral resources attributable into Measured, indicated and inferred resources as of March 31, 2022:

	Measured resources				Indicated resources				Measured and Indicated resource				Inferred resources
Mine	Quantity (million tons)	Grade			Quantity (million tons)	Grade			Quantity (million tons)	Grade			Quantity (million tons)	Grade
		Zinc	Lead	Silver		Zinc	Lead	Silver		Zinc	Lead	Silver		Zinc	Lead	Silver
		(%)					(%)				(%)				(%)
Rampura Agucha	10.2	14.7	2.2	64	0.1	17.6	3	80	10.3	14.7	2.2	64	17.6	6	3.6	97
Rajpura Dariba	3	7.3	2.1	68	2.2	6.8	2.4	74	5.3	7.1	2.2	71	33.6	6.3	1.9	96
Sindesar khurd	29.9	4.3	2.6	134	13.9	3.3	1.5	62	43.8	4	2.2	111	15.5	3.4	1.9	96
Zawar	26.4	3.4	2	29	10.3	3.2	2	27	36.8	3.4	2	28	79.3	3.6	2.1	34
Kayad	0.2	9.6	1.6	33	2.4	7.9	1.1	20	2.6	8	1.1	21	2.4	6.6	0.9	14

Total	69.7	5.6	2.3	81	28.9	4	1.7	47	98.8	5.2	2.1	71	148.4	4.5	2.2	62

Chanderiya
The Chanderiya facility is located approximately 120 kilometers east of Udaipur in the state of Rajasthan. The facility contains 4 smelters, 3 associated captive power plants and 3 sulphuric acid plants:

•	an ISP ™ pyrometallurgical lead-zinc smelter with a capacity of 105,000 tpa of zinc and 35,000 tpa of lead that was commissioned in 1991;

•
two RLE hydrometallurgical zinc smelters with a capacity of 240,000 tpa each that were commissioned in May 2005 and December 2007. Pursuant to the improvement in operational efficiencies and debottlenecking of plant, zinc smelting capacity of both the plants increased from 170,000 tpa to present;

•	an Ausmelt ™ lead smelter with a capacity of 50,000 tpa that was commissioned in February 2006 which is further increased to 55,000 tpa in FY 2020;

•
associated 154 MW (2 captive plants of 77 MW each) and 80 MW coal-based captive power plants (whose capacity is further increased to 91.5 MW in October 2021) commissioned in May 2005 and April 2008, respectively;

•	a 14.8 MW fuel based captive power plant transferred from Debari in March 2009 and which was originally commissioned at Debari in March 2003; and

•	3 sulphuric acid plants with a total capacity of 859,000 tpa of sulphuric acid.
Concentrate requirements for the facility are supplied by HZL’s mines. The 154 MW and 91.5 MW thermal power plant along with 13.7 MW WHRB (Waste Heat Recovery Boilers) power generation facility at Chanderiya provide all of the power for the facility. In addition, two liquid fuel power generation capacity of 14.8 MW are also available. The captive power plants require approximately 105,000 metric tons of coal at 6,000 gross calorific value (“GCV”) per month, which is currently met through imports and domestic sources. The impure silver obtained as a by-product
from
zinc-lead
smelting at this smelter is refined at the Pantnagar plant.
Dariba
The Dariba hydrometallurgical zinc smelter is located in the Rajsamand district of Rajasthan which was commissioned in March 2010 having capacity of 220,000 tpa which has increased to 234,000 tpa pursuant to debottlenecking of plant in fiscal year 2019 and further increased to 240,000 in fiscal year 2020. The Dariba facility also includes a 306,000 tpa sulphuric acid plant. In July 2011, we commissioned a new 100,000 tpa lead smelter and pursuant to the improvement in operational efficiencies which was completed in March 2018, the capacity increased by 20,000 tpa to 120,000 tpa. It also includes a 98,500 tpa sulphuric acid plant. A majority of the power requirements of the facility is sourced from the 170 MW coal-based captive power plant and 19.67 MW WHRB power generation facility at Dariba. A new roaster was commissioned in April 2013 in the Dariba facility with an associated sulphuric acid plant capacity of 306,000 tpa. Zinc cathodes are sent to its refining facilities at Pantnagar in Uttarakhand state for refining and processing. The anode slime obtained as a residue from lead smelting at this smelter is refined and processed into silver ingots at the Pantnagar plant.
Debari
The Debari hydrometallurgical zinc smelter is located in the state of Rajasthan. The hydrometallurgical zinc smelter was commissioned in 1968, uses RLE technology and has a capacity of 80,000 tpa which was increased to 88,000 tpa in April 2008, pursuant to improvements made to its operational efficiencies. The Debari facility also includes a 387,600 tpa sulphuric acid plant. A majority of the power requirements of the facility is sourced from the coal-based captive power plant at Chanderiya and Zawar and 7.3 MW WHRB power generation facility. In addition, 2 liquid fuel-based power generation capacity of 14.8 MW are also available.
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
Pantnagar
The Pantnagar plant, which is located in the state of Uttarakhand in northwest India, includes a 518 tpa silver refinery that was commissioned in December 2011, a zinc ingot and a lead ingot refining and processing plant that was commissioned in February 2012. Pursuant to the improvement in operational efficiencies and debottlenecking of existing facility, which was completed in March 2019, the Silver smelting capacity increased by 282 tpa (82 tpa in FY 2018 and 200 tpa in FY 2019) to 800 tpa. The Pantnagar plant refines and processes zinc and lead ingots from zinc and lead cathodes that are produced by our Chanderiya and Dariba smelters and also refines the impure silver obtained as a by-product
from lead smelting conducted at our Chanderiya and Dariba smelters. Therefore, the Pantnagar plant does not increase the total zinc and lead production capacity of HZL’s facilities. Haridwar and Pantnagar facility is also used for nationwide distribution of finished goods as well as for exports.

Production Volumes
The following table sets out HZL’s total production from its Chanderiya, Debari, Dariba and the Pantnagar facilities for fiscal years ended March 31, 2020, 2021 and 2022:

		For the Year Ended March 31,
Facility	Product	2020	2021	2022
		(tons, except for silver which is in kgs)
Chanderiya
ISP TM pyrometallurgical lead-zinc smelter	Zinc	21,505	(1,239)	35,918
	Lead	54,963	62,512	52,467
	Silver	—	—	—
First hydrometallurgical zinc smelter	Zinc	194,354	212,259	215,986
	Zinc	209,921	220,608	224,966
Ausmelt TM lead smelter	Lead	39,953	32,478	42,517
Sulphuric acid plants	Sulphuric acid	546,001	512,980	528,711
Dariba
Hydrometallurgical zinc smelter	Zinc	200,689	214,465	231,721
Lead Smelter	Lead	86,454	119,409	96,201
Sulphuric acid plant	Sulphuric acid	426,623	516,687	567,958
Debari
Hydrometallurgical zinc smelter	Zinc	61,817	69,353	67,217
Sulphuric acid plant	Sulphuric acid	267,844	280,296	277,711
Pantnagar
Silver Refinery	Silver	609,808	705,676	647,014
Total	Zinc	688,286	715,446	775,808
	Lead (1)	181,370	214,399	191,185
	Silver	609,808	705,676	647,014
	Sulphuric acid	1,240,468	1,309,963	1,374,380

(1)
Excludes lead containing a high content of silver (high silver lead) produced from the pyrometallurgical lead-zinc smelter for captive use, which was 7,088 tons, 6,424.40 tons and 6,951 tons in fiscal years 2020, 2021 and 2022 respectively.

The following table sets out HZL’s total ore, zinc concentrate, lead concentrate and bulk concentrate production for fiscal years ended March 31, 2020, 2021 and 2022:

		Year Ended March 31,
Mine (Type of Mine)	Product	2020	2021	2022
		(tons, except percentages)
Rampura Agucha (Underground)	Ore mined	3,940,097	4,272,902	4,511,122
	Ore grade – Zinc	11.13%	10.89%	11.16%
	Lead	1.62%	1.61%	1.64%
	Recovery – Zinc	87.36%	88.84%	90.32%
	Lead	52.55%	55.57%	62.75%
	Zinc concentrate	767,935	832,646	900,085
	Lead concentrate	60,695	67,764	73,563
Kayad (Underground)	Ore mined	1,139,071	1,174,825	933,951
	Ore grade – Zinc	6.86%	5.15%	4.57%
	Lead	0.92%	0.80%	0.66%
	Recovery – Zinc	93.05%	93.17%	93.72%
	Lead	72.53%	74.21%	74.85%
	Zinc concentrate	138,219	110,447	78,166
	Lead concentrate	13,143	11,772	7,570
Rajpura Dariba (Underground)	Ore mined	1,037,608	1,215,169	1,252,363
	Ore grade – Zinc	4.85%	4.60%	4.78%
	Lead	1.18%	1.22%	1.08%
	Recovery – Zinc	84.24%	84.41%	84.94%
	Lead	69.33%	69.64%	68.46%
	Zinc concentrate	78,365	81,375	83,098
	Lead concentrate	19,119	21,838	19,859
Sindesar Khurd (Underground)	Ore mined	5,077,646	4,842,264	5,230,479
	Ore grade – Zinc	3.37%	3.39%	3.33%
	Lead	2.05%	2.20%	2.02%
	Recovery – Zinc	91.27%	91.81%	92.22%
	Lead	88.83%	90.00%	88.65%
	Zinc concentrate	325,195	318,820	343,288
	Lead concentrate	166,776	173,017	167,725
Zawar (Underground)	Ore mined	3,270,668	3,951,282	4,410,641
	Ore grade – Zinc	2.52%	2.48%	2.45%
	Lead	1.94%	1.83%	1.55%
	Recovery – Zinc	86.29%	90.57%	91.98%
	Lead	84.05%	86.12%	89.03%
	Zinc concentrate	139,241	170,706	189,450
	Lead concentrate	92,014	102,535	99,324
Total	Ore mined	14,465,090	15,456,442	16,338,556
	Zinc concentrate	1,448,955	1,513,994	1,594,087
	Lead concentrate	351,747	376,926	368,041

Principal Raw Materials
The principal inputs of HZL’s zinc smelting business are zinc and lead concentrates and power. HZL has in the past been able to secure an adequate supply of the principal inputs for its business.

o	Zinc and Lead Concentrates
Zinc and lead concentrates are the principal raw material of HZL’s smelters. HZL’s lead-zinc mines have provided all of its requirements for zinc and lead concentrates in fiscal year 2022. We expect HZL’s mines to continue to provide nearly all of its zinc and lead concentrate requirements for the foreseeable future.

o	Power
Most of HZL’s operations are powered by the coal-based captive power plants at Chanderiya, Dariba and Zawar. HZL imports the required thermal coal from a number of third-party suppliers and part of the requirement is sourced by way of linkage with Southeastern Coalfields Limited (a subsidiary of Coal India Limited), Western Coal Field and Northern Coal Field (“NCL”).
In past, the coal supplies to Chanderiya had stopped due to pending decision at Ministry of Coal on the linkage supply to plants which have been allocated coal blocks. In February 2014, the coal block allocated to the Chanderiya lead zinc smelter captive power plant was deallocated by the Ministry of Coal. As of January 2016, the coal supplies to Dariba captive power plant stopped due to the expiry of the existing fuel supply agreement and further renewal of such agreement has not yet been sanctioned by Southeastern Coalfields Limited. Linkage coal supplies to HZL’s power plants at Zawar are continuing and the linkage quantity for these plants has been restricted to 50.0% of 0.4 million tons. The remaining coal requirements are met through the import of coal from various countries.
HZL currently has Fuel Supply Agreement (“FSA”) of 0.9 million tons of coal linkage with Ministry of Coal for the supply of Coal. The FSA was signed in September 2017 with Ministry of Coal for coal supplies to Chanderiya and Dariba. Also, a new FSA was signed for Chanderiya in February 2019 from NCL.
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
Sales and Marketing
HZL’s 10 largest customers accounted for approximately 33.7%, 26.5% and 26.8% of its revenue in fiscal years 2020, 2021 and 2022 respectively. No customer accounted for greater than 10.0% of HZL’s zinc business revenue in fiscal year 2020 and 2022. One customer accounted for greater than 10% of HZL’s zinc business revenue in fiscal years 2021.
HZL’s marketing office is located in Mumbai, and it has field sales and marketing offices in most major metropolitan centers in India. In fiscal year 2022, HZL sold approximately 65% of the zinc metal it produced in the Indian market and exported approximately. 35% of our Zinc India segment revenue. In lead metal, approximately 87% of total sales was made by HZL in the domestic market, while the remainder of approximately 13% was exported.
In fiscal year 2022, HZL accounted for more than 90% of domestic sales of zinc metal under annual contracts and approximately 68% of export sales under annual contracts specifying quantity, grade and price, with the remainder sold on the spot market. The contract sales price is linked to prevailing LME price with an additional physical market premium.

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
₹
 2,940 million ($ 39 million) on these projects in fiscal year 2022.
Market Share and Competition
HZL is the largest primary zinc producer in India, with a 83% market share in FY 2022, according to the International Zinc Association. Around 65% of the refined zinc produced by HZL’s smelters is sold in the domestic market, and the rest is being exported to South-East Asian and Middle Eastern markets. Over 70% of the Indian zinc demand comes from galvanising steel, predominantly used in the construction and infrastructure sectors. HZL also produces CGG, EPG and two grades of zinc for use in die-casting
alloys. The Company is working closely with its customers to increase the proportion of VAP in its zinc portfolio. It strives to increase the supply of VAP to 25% of total zinc sales in FY 2022, from 16% in fiscal year 2021.
Our Business
Our zinc international business comprises THL Zinc Namibia Holdings (Proprietary) Limited (“Skorpion”), which owns the Skorpion mine and refinery in Namibia and Black Mountain Mining (“BMM”), which owns the Black Mountain mine and the Gamsberg mine in South Africa.

I.	Skorpion
Overview
Skorpion was incorporated on June 16, 1998 and is headquartered at the Skorpion Zinc mine site, which is situated 25 kilometers north of Rosh Pinah Namibia. Skorpion’s wholly owned subsidiaries are: Skorpion Zinc (Proprietary) Limited, Namzinc (Proprietary) Limited, Amica Guesthouse (Proprietary) Limited and Skorpion Mining Company (Proprietary) Limited. Skorpion Zinc (Proprietary) Limited is an investment holding company, owning the entire share capital in Namzinc (Proprietary) Limited and Skorpion Mining Company (Proprietary) Limited. On March 31, 2020 the mine was put into care and maintenance and on April 30, 2020, the refinery was also put into care and maintenance. Up and till being put into care and maintenance, Namzinc (Proprietary) Limited operated a zinc refinery, which procures oxide zinc ore from Skorpion Mining Company (Proprietary) Limited, which in turn extracted the ore from an open pit zinc deposit. Skorpion Mining Company (Proprietary) Limited is a member of the Chamber of Mines in Namibia.
Principal Products
Skorpion produced SHG zinc ingots of LME grade. Skorpion offered the product to customer’s primarily through short term or spot contracts, covering the sale of all zinc ingots produced at the integrated mine and refinery of Skorpion.
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
As of March 31, 2022, the remaining mine life of the Skorpion mine is approximately 14 months (excluding the period the mine is put into care and maintenance) based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine
plan. The Skorpion mine has an attached electrolytic refinery with the capacity to produce approximately 150,000 tons of SHG zinc ingots annually. Further opportunities to extend the life of the mine are currently being evaluated based on the sulphide ore bodies in the nearby areas. On March 31, 2020, the board approved a request from management to spend $ 1 million (increased to $ 2 million in December 2020) to refresh the feasibility study that was previously performed for the refinery conversion project in order to treat sulphide zinc concentrate from the Gamsberg Mine in South Africa owned by Namzinc’s sister company, Black Mountain Mining (Proprietary) Limited, and start prework for the conversion. Further, Namzinc Board has approved another $ 1 million pre project capital expenditure in FY 2021 to strengthen the Refinery Conversion feasibility to bring it to final stage for board approval.
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
In the beginning of FY2021, an additional opportunity was identified to increase the Refinery capacity from 150 ktpa to 300 ktpa and by doing that ensure that the full beneficiation cycle is complete and full advantage is ensure by selling SHG zinc into the market.
The increased sulphide conversion is expected to cost $ 430 million and will have a
18-24
months construction period. This will result in a plant capacity of 300 kilo tons per annum of zinc metal produced at an estimated cost of production of $ 640 per metric ton. During July 2021, the Namzinc Board approved $ 380 million in respect of the Skorpion Zinc Refinery Conversion Project.
On March 31, 2020, the mine was put into care and maintenance after a series of slope failures that occurred in the fiscal year 2020. The pit has been assessed by a series of industry experts who have concluded that the pit is minable but a new mine plan will need to be developed. The directors currently expect mining operations to resume in August 1, 2023 and aligns with the expected completion of the refinery conversion project. The directors estimate this will take eight months from the restart of mining operations to fully mine the declared ore resources in the pit.
Following the mine going into care and maintenance, the refinery has also been put into care and maintenance on April 30, 2020. All Namzinc (Propriety) Limited’s employees have been retrenched effective May 1, 2020, and staff required for the care and maintenance activities of the company have been rehired.
Summary of Mine Reserves
The following table sets out the proved and probable zinc reserves as of March 31, 2022:

	Proved Reserve		Probable Reserve		Total Proved and Probable Reserves		Vedanta Limited Interest	Reserve life
Mine	Quantity	Zinc Grade	Quantity	Zinc Grade	Quantity	Zinc Grade
	(million tons)	(%)	(million tons)	(%)	(million tons)	(%)	(%)	(Years)
Skorpion	0.2	7.7	0.6	11.2	0.8	10.3	100.0	1.17
Total	0.2	7.7	0.6	11.2	0.8	10.3	100.0	1.17
Additional information:

1.
The estimate of ore reserves was reviewed by SRK Consultants (UK) Ltd. in accordance reported in accordance with the Australasian Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves, the JORC Code, 2012 Edition (“JORC”).

2.	The cut-off grade used with our reserve estimate is between 3% to 5%.

3.	The metallurgical recovery factor for Skorpion mine ranges from 70% to 88.5%.

4.	The commodity price considered for the evaluation of reserves is $ 2,500 per ton and currency conversion factor that were used to estimate our reserves was Namibian Dollar per US dollars 15.10.

5.	The reserve quantities disclosed are for the entire mine.

Skorpion Facility
The following table sets out the total capacity of the facility at Skorpion as of March 31, 2022:

Facility	Capacity
Zinc (tpa)

Skorpion	150,000
Project Increase	150,000

Total	300,000

Production Volumes
The following table sets out the total production from Skorpion zinc refinery, total ore and zinc concentrate production at the Skorpion mine, for fiscal years ended March 31, 2020, 2021 and 2022:

Mine (Type of Mine)	Product	Fiscal Year
		2020	2021	2022
		(tons except percentage)
Zinc refinery	Zinc	66,967	825	—
Skorpion (Open-pit)	Ore mined	1,038,936	—	—
	Ore grade - Zinc	7.63%	—	—
	Recovery - Zinc	79.85%	—	—
Principal Raw Materials
The Skorpion mine did not use any oxides in fiscal year 2022.
Power
The maximum power demand of the Skorpion mine is 85 MW and power is supplied from South Africa and is governed by a tri-partite
US Dollar- denominated contract between Namibia Power Corporation (Proprietary) Limited, Eskom Holdings Limited and Skorpion, that currently links the annual increases in power costs to a US inflationary index. The tri-partite
contract expired in January 2021. Management is currently in negotiations with NamPower for a new contract to increase demand and finalize a price.
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
Sales and Marketing
Skorpion’s 10 largest customers accounted for approximately, 98.52% and 100% of its revenue in fiscal years 2020 and 2021 respectively. Three of Skorpion’s customers accounted for approximately 82.98% and 88.47% of Skorpion’s revenue in fiscal years 2020 and 2021. Skorpion did not have any sales during fiscal year 2022.
Skorpion’s marketing office is located in Rosh Pinah.
Most of the zinc metal that Skorpion produced in fiscal year 2021 was sold under spot or short-term contracts. Approximately 45% of the metal produced is sold in the Southern African Customs Union market and balance is sold to other regions. The contract sales price is linked to prevailing LME price with an additional market premium. Thus, the price that Skorpion receives for its zinc is dependent upon and is subject to fluctuations in the LME price.
Market Share and Competition
The Skorpion mine produces high-grade, high purity SHG zinc ingots that are registered on the LME. It is a 100% export-oriented unit with around 20Kt to 35Kt of the total production sold in the Africa region. It is the only Mining and Zinc Refinery unit in African region.

II.	Black Mountain Mining
Overview
BMM consists of the Black Mountain underground mine and the Gamsberg open-pit
mine. We own a 69.6% interest in BMM, Exxaro Resources Limited (through its wholly owned subsidiary, Exxaro Base Metals and Industrial Mineral Holdings (Pty) Ltd) holds 24.4% interest and the remaining 6% is held by Employee Trust in BMM. The employee trust scheme runs for 7 years from April 1, 2017. The employee trust is consolidated into BMM and therefore Vedanta Limited’s effective share of BMM is 74%.
The planned production rate for the underground mine is 1.68 mtpa plant feed and the shaft hoisting capacity is approximately 1.22 mtpa from Deeps mine and 0.5 mtpa from Swartberg. All production stopes in the Deeps mine are backfilled and waste filled, integrated into the mining sequence. The planned production at Gamsberg phase 1 open-pit
mine is 4 mtpa plant feed.
During fiscal year 2022, 1,547,578 tons of ore at 2.11% zinc and 2.14% lead were mined from the Black Mountain mine, which produced approximately 53,686 tons of zinc concentrate and 40,463 tons of lead concentrate, containing 24,852 tons of zinc metal and 27,393 tons of lead metal respectively. In addition, the Black Mountain mine also produced 5,083 tons of copper in concentrate and 24 tons of silver in concentrate.
During fiscal year 2022, 3,018,753 tons of ore at 6.18% zinc was mined from the Gamsberg mine, which produced approximately 358,199 tons of zinc concentrate, containing 168,880 tons of zinc.
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
Principal Facilities
The following maps shows the specific location of the Black Mountain mine in Northern Cape in South Africa:

Mines
The Black Mountain underground operation mines a polymetallic ore body, with an attached concentrator producing approximately 53,686 tons of zinc concentrate and 40,463 tons of lead concentrate respectively. In addition, the Black Mountain mine also produced 5,083 tons of copper in concentrate and 24 tons of silver in concentrate.
The Black Mountain mine is operated pursuant to mining right 58/2008 MR granted pursuant to the Mineral and Petroleum Resources Development Act, 28 of 2002 of South Africa which entitles us to mine for lead, copper, zinc and associated minerals in, on and under an area in the district of Namaqualand measuring 24,195 hectares for a period of 30 years from 2008 to 2038.
Four major stratiform exhalative sediment hosted base metal deposits are located in a 10 by 30 km area, centered on Aggeneys. The deposits are situated in the supracrustal rocks of the mid-Proterozoic
age Bushmanland group of the Namaqualand metamorphic complex. The deeps ore body, which is currently being mined, is considered to start at 166 meters above mean sea level, with a down plunge extent of 1.1 km with the deepest position of the ore body being 1,680 meters below the surface. Mineralization in the deeps is hosted by iron formations, massive sulphide and sulphide quartzite. The massive sulphide rock is either banded, massive or occurs as fine-grained mylonite. Banding is expressed as
1-5
m thick sulphide bands alternating with quartz rich bands of similar thickness.
Underground drilling of the deeps ore body was started in December 2000 and were completed in 2012. As of March 31, 2022, BMM estimates the remaining mine life of the Deeps mine to be 3 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine
plan.
Two equal mining methods are deployed, ramp in stope cut and fill and long hole mining. The production rate is 1.68 mtpa plant feed and the shafts combined hoisting capacity is approximately 145,000 tons per month. All production stopes at Deeps are backfilled and waste filled, integrated into the mining sequence.
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
Swartberg was mined on a small scale (25,800 tons per month) from 1995 but production was stopped in 2006 in an effort to procure the Deeps mine in full production. Mining at Swartberg was re-introduced
in the year 2012 by a diamond drilling campaign to explore the ore bodies on strike. Down- plunge in depth at this mine was started in the same year. BMM estimates the remaining mine life of the Swartberg mine to be 3 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine
plan.
The Gamsberg ore body is situated approximately 22 kms from Black Mountain. The Gamsberg Project was officially approved by the Company’s Board in November 2014. In April 2015, the project schedule was revised after optimizing the mining cost. The pre-start
mining (creating access to the mine to enable the start of bulk prestripping) started in July 27, 2015 and the major milestone of creation of north access ramp was achieved by end of April 2017. Bulk pre-stripping
commenced in April 2017 and the total
pre-stripping
of 68 million tons as against the project target tons was completed in July 2018.
The plant and infrastructure order was placed in October 2016 and site construction started in early June 2017. The milestone of first ore feed as part of the commissioning was achieved by end of September 2018, with all construction activities getting completed in October 2018 and trial saleable production started. First shipment was done in December 2018. The plant reached a steady state of production in February 2019 and the plant was capitalized during March 2019. The plant produced 305,190 and 358,199 tons of zinc concentrate in fiscal years 2021 and 2022 respectively.

Summary of Mine Reserves
The following table sets out the proved and probable zinc and lead reserves as of March 31, 2022:

Mine	Proved Reserve				Probable Reserve				Total Proved and Probable Reserves				Vedanta Limited ownership	Reserve life
	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver
	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(%)	(Years)
Black Mountain-Deeps	0.5	2.2	2.5	31	2.4	2.5	1.2	20	3.0	2.5	1.5	22	74.0	3

	Proved Reserve				Probable Reserve				Total Proved and Probable Reserves				Vedanta Limited ownership	Reserve life
	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver
	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(%)	(Years)
Black Mountain-Swartberg	—	—	—	—	48.0	0.6	2.0	33	48.0	0.6	2.0	33	74.0	3

	Proved Reserve				Probable Reserve				Total Proved and Probable Reserves				Vedanta Limited ownership	Reserve life
	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver
	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(%)	(Years)
Black Mountain-Gamsberg	69.7	6.4	0.5	—	27.1	4.9	0.5	—	96.8	6.0	0.5	—	74.0	14
References to “g/t” are grams per ton
Additional information:
Deeps and Swartberg

1.
The estimate of ore reserves was reviewed by SRK Consultants (UK) Ltd. in accordance reported in accordance with the Australasian Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves, the JORC Code, 2012 Edition (“JORC”).

2.	The cut-off rand value used with our reserve estimate is between ZAR 368 and ZAR 1,275 per ton.

3.	The metallurgical recovery factor for zinc is between 75.9% and 77.6%, for lead between 83.5% and 84.7%, and copper is between 69.8% and 76.0%.

4.
The commodity prices for zinc were between $ 2,305 and $ 2,886 per ton, for lead between $ 1,922 and $ 2,062 per ton and for copper between $ 6,511 and $ 8,655 per ton. The average currency conversion factor that was used to estimate our reserves was South African Rand per US were between R 15.10 and R 16.36.

5.	The reserve quantities disclosed are for the entire mine and our share in the reserve quantities is 74%.
Gamsberg

1.
The estimate of ore reserves was reviewed by SRK Consultants (UK) Ltd. in accordance reported in accordance with the Australasian Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves, the JORC Code, 2012 Edition (“JORC”).

2.	The zinc cut-off grade used with our reserve estimate is 1.72%.

3.
The commodity price for zinc considered for evaluation of reserves was between $ 2,337 and $ 2,500 per ton. The average currency conversion factor that was used to estimate our reserves was South African Rand per USD were between R14.42 and R 16.36.

4.	The reserve quantities disclosed are for the entire mine and our share in the reserve quantities is 74%.

Production Volumes
The following table sets out the total ore, zinc and lead concentrate production at the Black Mountain mine for each of fiscal years ended March 31, 2020, 2021 and 2022:

Mine (Type of Mine)	Product		For the year ended March 31,
			2020	2021	2022
			(tons, except percentages)
Black Mountain (Underground)	Ore mined		1,486,754	1,357,068	1,547,578
	Ore grade	Zinc	2.23%	2.43%	2.11%
		Lead	2.67%	2.32%	2.14%
	Recovery	Zinc	79.68%	79.39%	75.17%
		Lead	85.71%	84.08%	81.56%
	Concentrate	Zinc	56,857	62,263	53,686
		Lead	54,694	40,006	40,463
Gamsberg (Open pit)	Ore mined		3,437,460	1,915,561	3,018,753
	Ore grade	Zinc	6.55%	6.24%	6.18%
		Lead	0.40%	0.22%	0.57%
	Recovery	Zinc	61.7%	68.37%	69.91%
		Lead	—	—	7.12%
	Concentrate	Zinc	228,258	305,190	358,199
		Lead	—	—	3,938
Principal Raw Material
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
The contract sales price is linked to the prevailing LME price with an additional market premium. Thus, the price that BMM and Gamsberg receives for its zinc and lead is dependent upon and is subject to fluctuations in the LME price.
Lisheen
The Lisheen mine is located in County Tipperary, Republic of Ireland. Mining and milling activities at the Lisheen mine ceased in December 2015 and the mine has closed. Concentrator and other plant infrastructure were sold, and the rehabilitation of the mine completed. The site transitioned from passive closure to aftercare in June 2021 and land sales where portions of sub-divided
land are being sold have been largely completed.
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
Vedanta Limited - oil and gas business is primarily engaged in the business of exploration, development and production of crude oil, gas and related by-products.
Our oil and gas business continues to contribute significantly to India’s domestic crude oil production. Vedanta Limited operates approximately 25% of India’s domestic crude oil production as of March 31, 2022.

The following table sets forth details of the assets of Vedanta Limited - oil and gas business and its subsidiaries including their percentage interest and those of their partners as of March 31, 2022:

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
RJ-ON-90/1
(the “Rajasthan block”) is an onshore block. It is Cairn’s principal production asset where Vedanta Limited along with CEHL owns a 70% participating interest pursuant to the PSC. Cairn’s joint operation partner, ONGC, has a 30% participating interest. The RJ Block is spread over 3,111 square kms in the west of Barmer district and consists of three contiguous development areas: (i) Development Area 1, primarily comprising the Mangala, Aishwariya, Raageshwari, Guda and Saraswati fields; (ii) Development Area 2, primarily comprising of the Bhagyam, (NI and NE) and Shakti fields; and (iii) Development Area 3, comprising of the Kaameshwari West fields.
The Mangala field was discovered in January 2004. This was followed by many other discoveries including the Aishwariya and Bhagyam fields. In the RJ Block, 38 discoveries have been established since inception. Exploration activities and studies indicate that the block has further potential for reserves that would support future growth opportunities.
Vedanta Limited - oil and gas business also own and operate significant infrastructure assets to facilitate the processing, transportation, and sale of crude oil produced in the RJ Block. For fiscal year 2022, Vedanta Limited – oil and gas business’s net average daily production was 56,287 boepd from the RJ Block.
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
CB-X
is an onshore gas field situated in the Cambay block and covers an area of 33.3 square kms. Currently, there is no production from
CB-X
field. For fiscal year 2022, Vedanta Limited - oil and gas business’s net average daily production was 2,463 boepd from the Cambay block.
Ravva,
PKGM-1
block, Krishna Godavari Basin, Eastern India (operator, 22.5% participating interest)
Vedanta Limited - oil and gas business’s production operations in the Krishna-Godavari Basin are centered on the Ravva
PKGM-1
(the “Ravva block”), lying off the coast of Andhra Pradesh in Eastern India, in water depths up to 40 meters. Developed in partnership with ONGC, Videocon Industries Limited and Ravva Oil Singapore, Vedanta Limited - oil and gas business became the operator of Ravva block in 1996. For fiscal year 2022, Vedanta Limited - oil and gas business’s net average daily production was 2,260 boepd from the Ravva block.
KG Onshore,
KG-ONN-2003/1,
Krishna Godavari Basin (49% participating interest)
The onshore block
KG-ONN-2003/1,
located in the Krishna Godavari basin in the state of Andhra Pradesh, was awarded in NELP V round to a joint venture between Vedanta Limited - oil and gas business and ONGC.
Nagayalanka-1Z
was the first discovery in the block. For fiscal year 2022, net average daily production was 531 boepd from the KG block. Production from the existing well had commenced in the first quarter of fiscal year 2019. Drilling of three development wells was completed in fiscal year 2019 and all three wells are online. We have further identified opportunities to drill three firm wells to accelerate production. Drilling is expected to commence during first half of fiscal year 2023.
KG Offshore,
KG-OSN-2009/3,
Krishna Godavari Basin (operator, 100% participating interest)
The offshore block
KG-OSN-2009/3
covers an area of 1,988 square kms and is located in the Krishna Godavari Basin off the coast of the state of Andhra Pradesh. The block is currently in the initial exploration phase and several extensions were sought on excusable delay and the removal of access restriction imposed by Ministry of Defence. Further, due to the
COVID-19
pandemic, force majeure was invoked in the block on the grounds that the pandemic made it impossible to conduct petroleum operations. Having regard to the invocation, DGH had granted extension to the exploration activities till November 10, 2021. Further, vide letter dated August 13, 2021, we have applied for the surrender of the block due to impossibility of conduct of petroleum operations in absence of unconditional and unfettered access. We are under discussion with DGH for further progress in the block.
Open Acreage Licensing Policy (“OALP”) (100% participating interest)
Under the OALP, revenue-sharing contracts have been signed for 41 blocks in October 2018 and for 10 exploration blocks as part of the OALP Round II & III (OALP–II&III) in July 2019. These blocks offer a rich conventional and unconventional resource play. The secured blocks increased the acreage of Vedanta Limited’s oil and gas business to approximately 65,000 sq. km.

Discovered Small Fields (“DSF2”) (100% participating interest)
Vedanta Limited - oil and gas business has won two discovered small fields in DSF round-2
named as Hazarigaon and Kaza gas field located in Assam and KG basins respectively.
Principal Products

(i)	Oil
Cairn produces crude oil of various grades with different degrees and contents across fields. The crude oil in the majority of fields in the RJ Block is medium sweet oil with high pour point. Conversely, the crude oil produced from the Ravva block and Cambay block are light sweet in nature.

(ii)	Gas
The Rajasthan, Ravva and Cambay blocks produce natural gas, as well as natural gas commingled with crude oil. While Cairn has been historically selling gas from the offshore blocks of Ravva and Cambay, it commenced gas sales in the RJ Block in fiscal year 2014, following the regulatory     approval in March 2013.
Production
The table below shows oil and gas production results for fiscal years 2020, 2021 and 2022.

Average Daily Production	Units	2020	2021	2022	% Change (2021 Vs. 2022)
Net operated*	Boepd	85,651	67,732	61,560	(9%)
Oil	Bopd	77,129	59,333	52,061	(12%)
Gas	Mmscfd	51	50	57	14%

*	Including KG-ONN production of 531 boepd in which Vedanta Limited - oil and gas business is a non-operator.
Estimate of Reserves
Set forth in the table below is certain data regarding the estimates of net reserves from fields within the RJ block, Ravva block, Cambay block, KG Onland block and OALP block as of March 31, 2022. Volumes reported in this table are in millions of barrels of oil equivalent.

Domestic Asset	Basin	Exploration Activity	Development Activity	Net Proved Reserves
Rajasthan block	Barmer	✓	✓	84.44
Cambay block	Cambay	—	✓	1.30
Ravva block	KG Offshore	—	✓	0.92
KG-ONN block	KG Onland	—	✓	0.82
OALP block (Hazarigaon)	Assam	—	✓	0.19

Total				87.67

Technology
The technology landscape is continuously changing at a rapid pace. Such changes create an opportunity to adapt and develop competitive advantage. It is imperative for Vedanta Limited – oil and gas business to adapt cutting edge technology to generate incremental value. The agility to inculcate technology as part of business has been demonstrated over the years ranging from enhanced oil recovery mechanism to project’s concept optimization, hydraulic fracturing, 4D seismic technology etc.
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

For decline and reservoir management, we are using traditional first principle-based approaches augmented by new-age
data driven techniques in Artificial Intelligence and Machine Learning (AI/ML) such as water flood optimisation in Aishwarya Upper Fatehgarh (“UF”) and polymer optimisation in Mangala fields, well reservoir management job planning and tracking. Improvement programmes are driven to have best-in-class
equipment availability. The culture is shifting from reactive to proactive maintenance through the adoption of predictive analytics-based apps, asset performance management, drone-based transmission line inspections, control room, field logbooks, among others.
Hydraulic fracturing or fraccing or hydro-frac is the process of providing a conductive path for hydrocarbons to flow from the reservoir to the wellbore, in low permeability reservoirs. The application of this technology is helping in the development of tight gas formation of RDG field. The field development continues to leverage this and other technologies like auto-driller, next generation automated pipe handling rigs etc. to deliver value and efficiency to the project. As a result of the successful application of these technologies, Cairn has been able to connect more reservoirs and deliver value to the field development.
Maintenance reliability dashboard was updated with the implementation of Mean Time Between Failures (MTBF), Mean Time to Recovery (MTTR), equipment availability and Preventive/Breakdown
(PM-BD)
ratio to integrate preventive maintenance hours, breakdown hours, run-hours
and number of breakdowns. This has enabled faster decision making with better visualisation and analysis of data giving ability to solve problems and identify opportunities along with better maintenance planning.
Predictive analysis by introducing equipment on ‘asset sentinel’ platform on cloud technology enabled improved asset availability and productivity, troubleshooting and early warning alerts through a combination of first principle and machine learning models.
Multi-Position Flow Valve (MP WFV) has been implemented in the ongoing
CB/OS-2
drilling campaign to utilize gas zones as
in-situ
gas lift mechanism, this equipment chokes the flow of gas coming into the well to provide effective gas lift and increase oil production. During well life, as and when required the sleeve can further be shifted to other positions allowing larger amount of gas into the wellbore. Drill pipe swivel for deployment of lower completion in Extended Reach Drilling (ERD) wells allows the drill pipe running string to be rotated above the liner/screen hanger packer running tool, such that the lower completion does not rotate. This removes axial friction and reduces buckling in the running string and allows more weight to be transmitted down to the lower completion.
Gas Dynamic Generator (GDG) has been successfully implemented at both
CB/OS-2
and Ravva assets. It is a gas lift enhancement technology which creates a specific spectrum of high frequency, high energy shock waves at the exit point of a gas-lift
valve that significantly reduces the diameter of gas bubbles (micro-dispersed gas bubbles). These smaller bubbles extend the duration of the bubble regime hence enhance lifting efficiency and increasing oil production. Additionally, in Ravva to improve slickline intervention in highly deviated wells,
U-line
Roller Bogies were implemented successfully which helped in smooth conveyance of slickline tool string to higher angle depths.
SandAid system, a chemical sand control system has been implemented in
CB/OS-2
asset which provides a strengthened attraction between particles with no significant damage to formation permeability and contributes to the longevity of the well. The solution remains ductile and adapt to changing reservoir conditions, re-agglomerates
and allows to explore maximum sand free rate (MSFR).
In OALP blocks, our objective is to reduce cycle time from exploration to production by adopting innovative technology. We have implemented a Full Tensor Gravity Gradiometry
™
(FTG) airborne survey to optimize time and cost-intensive seismic data acquisition to fast-track drilling. This is the largest onshore FTG survey program in India covering an area of 1,200 LKM in Assam blocks, 8,000 LKM in Kutch blocks, 15,229 LKM in Cambay blocks and 11,439 LKM in RJ blocks.
In addition, we applied Satellite-based
Sub-Terrain
prospecting (STeP
®
), which includes eight remote sensing and computational technologies within a six-month
time frame covering an area of 3650 sq.km. This is the first application in oil and gas exploration in India to provide information to optimize and prioritize areas for exploration focus.
Principal Facilities
Overview
The following map shows the locations of Cairn’s blocks in India:

*	Map not to scale

➢	Rajasthan

➢	Rajasthan Block Production Sharing Contract (“RJ block PSC”)
Vedanta Limited - oil and gas business along with CEHL are working in partnership with its joint venture partner, ONGC in connection with the RJ block located in the Barmer district. The RJ block PSC was signed in May 1995 between the GoI and a consortium consisting of ONGC and Shell India Production Development BV.
Vedanta Limited - oil and gas business acquired interest in the RJ block from Shell India Production Development B.V. in two tranches and held 100% interest on June 20, 2003. Under the RJ block PSC, the GoI has an option to acquire a participating interest of 30.0% in any development area containing a commercial discovery. The GoI exercised their right in all three development areas, specifically, Development Area 1 in 2005, Development Area 2 in 2007 and Development Area 3 in 2009, acting through its nominee ONGC, and acquired a 30.0% participating interest in each. As of March 31, 2022, ONGC holds 30.0%, Vedanta Limited - oil and gas business holds 35.0% participating interest in the RJ block and the remaining 35.0% interest being held by CEHL, which is a wholly owned subsidiary of Vedanta Limited.
As per terms of the RJ block PSC and permissions from the GoI, the crude oil and condensate produced from the RJ block is being sold to both, the public sector undertakings refineries and private refineries. As of March 31, 2022, commercial sales arrangements are in place in-line
with the production with public sector undertakings and private refineries
The RJ block PSC established a Management Committee for the RJ block which consists of four members, two of whom are nominated by and represents the GoI and the licensee, i.e. ONGC, taken together, and two of whom are nominated by and represents Vedanta Limited - oil and gas business and CEHL. The Management Committee must unanimously approve annual work programs, budgets, proposals for the declaration of a discovery as commercial, FDP, and the delineation of or additions to a development area as provided in RJ block PSC.
The RJ block PSC was initially valid until May 2020, unless it is terminated in accordance with its terms, but may be extended by mutual agreement among the parties for up to an additional term of five years, provided in case of commercial production of natural gas which is expected to continue beyond 2020, the PSC shall be extended for a period of 35 years from May 15, 1995. There is also a provision to further extend the RJ block PSC by agreement of the parties if production of crude oil or of natural gas is expected to continue after the relevant period.
By way of a notification dated April 7, 2017, the MoPNG issued a policy for the grant of extension to the PSCs signed by the GoI awarding
Pre-NELP
Extension Policy. The
Pre-NELP
Extension Policy defines the framework for granting extensions for
Pre-NELP
blocks.
Pre-NELP
Extension Policy, amongst others, provides for an increased share of profit petroleum by 10% for the GoI during the extended term of the RJ block PSC.
The Division Bench of the Delhi High Court in March 2021 set aside the single judge order of May 2018 which allowed extension of PSC on same terms and conditions. We have filed SLP before the Supreme Court of India against order of Delhi High Court dated March 26, 2021.
See “Item 8 - Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings” for further details.
The RJ block had benefitted from a tax holiday of seven years from fiscal year 2009 (the year of commencement of commercial production from the RJ block) to March 31, 2016. However, during the seven-year tax holiday, MAT rules were applicable which resulted in a taxation of book profits computed in accordance with the generally accepted accounting principles as used in India. Any MAT paid can be carried forward for a total period of 15 years from the year of payment and used to reduce corporate tax to be paid in future years in excess of MAT payable in those years.
Under the RJ block PSC, all crude oil sales made to the GoI or Government Companies as well as private buyers are valued at a weighted average F.O.B. selling price per barrel of a basket of international crude oil as agreed by all parties which is quoted in Platts, a provider of energy information. For any delivery period in which sales take place, the price is set at a price per barrel determined by calculating the average for the month of such delivery of the mean of the high and low F.O.B prices.
The crude oil produced at the RJ block is benchmarked to Dated Brent and Bonny Light, a low sulphur crude oil published in Platts Crude Oil Marketwire on a daily basis. The pricing formula also adjusts for differences in yield and quality.
In the event of any dispute, difference or claim between the parties to the RJ block PSC arising out of or in connection with any of the terms and conditions of the said PSC or concerning any interpretation or performance thereof which cannot be settled amicably may be referred a sole expert, to be appointed by the parties to the dispute jointly, who is to be an independent and impartial person of international standing with relevant qualifications and experience. Under the provisions of the RJ block PSC, the decision of the sole expert is final and binding on the parties and not subject to arbitration. The RJ block PSC also provides for settlement of any dispute, difference or claim between the parties through arbitration.

Operations
The RJ block achieved net production of 20.5 mmboe in fiscal year 2022, down by 8%, primarily driven by natural reservoir decline at the MBA fields. The decline was partially offset by addition of volumes from ramp up of gas volumes, commissioning of Aishwariya Barmer Hill facility, impact of polymer injection in Bhagyam and Aishwariya fields, new infill wells brought online in Mangala field and reduced operational downtime. The overall equipment effectiveness (OEE) of the Mangala Processing Terminal stood at over 95.6% for the year.
Development Area 1, primarily comprising the Mangala, Aishwariya, Saraswati, Guda and Raageshwari oil and gas fields, produced a net average 48,711 boepd during fiscal year 2022, lower by 11% year on year, with the Mangala field being the largest contributor. During fiscal year 2022, Development Area 2, primarily comprising Bhagyam, NE and NI fields, produced on an average 7,488 boepd, higher by 17% year on year. Production was from Kaameshwari in Development Area 3 during the year and averaged at 88 barrels of oil per day in fiscal year 2022.
The RJ block received approval from the GoI to begin selling natural gas in March 2013. The eight-inch gas pipeline which runs along the oil pipeline is being used to supply gas to domestic buyers, sales through GIGL pipeline commenced in November 2018. This is an efficient application diligent usage of resources in an environmentally friendly way. During fiscal year 2022, the average gas production from RDG field was 157.8 mmscfd and average sales was 127.7 mmscfd. Construction of new RDG gas facility got completed in fiscal year 2021.
The following table sets out the net average oil and gas daily production from the RJ block for the years ended March 31, 2020, 2021 and 2022:

Average Daily Production	Units	2020	2021	2022	% Change (2021 vs 2022)
Net operated	Boepd	79,720	61,215	56,287	(8%)
Oil	Bopd	72,143	53,992	47,717	(12%)
Gas	Mmscfd	45	43	51	19%
Net Development Area 1	Boepd	72,741	54,719	48,711	(11%)
Net Development Area 2	Boepd	6,797	6,399	7,488	17%
Net Development Area 3	Boepd	183	97	88	(9%)
Mangala
The Mangala field commenced production in August 2009 and continues to be the largest contributor to production from the Rajasthan asset. To increase the ultimate oil recovery and support for production volumes, Cairn embarked on an enhanced oil recovery project, which was successfully executed in fiscal year 2016.
In order to accelerate recovery from Mangala field, surface facility upgradation was carried out in fiscal year 2021 which resulted in increase in liquid handling capacity by 30% at the Mangala processing terminal. In addition, several infill projects have been executed in Mangala field to increase the ultimate oil recovery and support production volumes.
Cairn executed an infill drilling campaign of 4 horizontal wells and 1 vertical well in FM3 and FM5 sands during fiscal year 2022. Drilling has been completed and 4 wells have been hooked till March 31, 2022.
Bhagyam
Bhagyam, the second largest field in Rajasthan, forms part of Development Area 2 and commenced production in January 2012.
To enhance recovery from the Bhagyam field, enhanced oil recovery program was carried out in during fiscal year 2021. Polymer injections has been ramped to its design capacity and Bhagyam is currently under full field polymer injection.
To accelerate recovery from the Bhagyam field, an infill drilling campaign consisting of 14 wells has been identified. Drilling is expected to commence during first half of fiscal year 2023.
Aishwariya
Aishwariya, the third largest discovery in Rajasthan, commenced production in March 2013.
To enhance recovery from the Aishwariya field, enhanced oil recovery program was carried out in Lower Fatehgarh (LF) region during fiscal year 2021. Polymer injections has been ramped to its design capacity and the field is currently under full field polymer injection.
To replicate this success, expansion of polymer flood to UF has been identified to increase recovery by improving sweep efficiency. The project entails drilling of 25 wells and 7 conversion wells. Drilling is expected to commence during first half of fiscal year 2023.

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
Facilities
Mangala Processing Terminal
The Mangala processing terminal is spread over an area of 1.6 square kms and is a core asset. The Mangala processing terminal processes crude oil produced from various oil fields in the RJ block. The Mangala processing terminal is currently operational with four oil processing trains. The aggregate liquid handling name plate capacity of the oil processing trains is 1,300 kblpd. The oil processing train primarily consists of slug catchers, production heaters, a production separator and settling tank for oil water separation and degassing. Stabilized crude after meeting export crude specification is transported to refineries through a
24-inch
diameter continuously heated and insulated pipeline. The Mangala processing terminal’s integrated production facilities support the FDP approved production, which is in line with Cairn’s unified RJ block offtake capability.
Raageshwari Gas Processing Facility
The Raageshwari gas terminal about 70 kms from the Mangala processing terminal, comprises facilities to remove condensable hydrocarbon liquids and water from the gas produced from Raageshwari gas terminal wells. Gas produced and processed at Raageshwari gas terminal was supplied solely to Mangala processing terminal and to the heating stations along the oil export pipeline from Mangala processing terminal. In March 2013, Vedanta Limited - oil and gas business commenced the commercial sale of gas from the RDG field. This was the first step towards unlocking the natural gas potential of the Rajasthan assets. The construction of the new gas facility completed during fiscal year 2021. The upgraded facility along with existing and early production facility shall have the capacity to process approximately 245 mmscfd of gas. On the pipeline front, GSPL India Gasnet Limited (“GIGL”) has commissioned a pipeline connecting Raageshwari Gas Terminal to Pali and thereon connecting to Palanpur in Gujarat. Gas flow via GIGL line commenced during the third quarter of fiscal year 2019.
Power facilities
At the RJ block, captive power is generated at the Mangala processing terminal via steam turbine generators and Raageshwari gas terminal via gas engines. The total power capacity across Mangala processing terminal and Raageshwari gas terminal aggregates to 102.3 MW. The gas used as fuel is the associated gas from the fields at Rajasthan. For power requirements exceeding the power generation capacity, which is based on associated gas availability, Cairn taps into the Rajasthan state grid power or buys it through open access from the energy exchanges at lower rates.
Mangala Development Pipeline
The Mangala development pipeline is designed to evacuate the crude oil and transport gas from the RJ block. Beginning at the Mangala processing terminal and Raageshwari terminal respectively, the
24-inch
crude oil and
8-inch
gas pipeline passes through eight districts across two states, Rajasthan and Gujarat. The pipeline ends at Bhogat near Jamnagar on the western coast of India. There are buffer crude storage terminals at Radhanpur and Viramgam for sales to Indian Oil Corporation and off-take
lines at Salaya for sales to the Reliance India Limited and Nayara Energy Limited refineries in Jamnagar. Since its commissioning, total cumulative crude oil sales of 636 million barrels have been achieved through the existing pipeline facilities up to March 31, 2022. With the use of drag reducing agents, the proven dispatch capacity of the Mangala development pipeline has been enhanced to around 250,000 bbls per day. Given its length, the Mangala development pipeline incorporates a pipeline intrusion detection system to provide surveillance along its entire length by using fibre optics. Vedanta Limited - oil and gas business’s pipeline operations received accreditation of ISO: 14001 systems in fiscal year 2018 and ISO45001 in fiscal year 2019.
In fiscal year 2014, gas sales commenced through the
8-inch
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
24-inch
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
Exploration
Cairn is rejuvenating its oil and gas exploration efforts in the prolific Barmer Basin. The Rajasthan portfolio provide access to multiple play types with oil in high permeability reservoirs, tight oil and tight gas. We have completed drilling of 3 exploration wells during fiscal year 2022. We also performed appraisal activities in tight oil (Vijaya and Vandana (V&V) and DP fields) and Felsic (oil) zone in RDG. We are also evaluating further opportunities to drill low to medium risk and medium to high reward exploration wells to build on the resource portfolio.

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
As at March 31, 2022 Vedanta Limited - oil and gas business holds a 22.5% working interest in the Ravva block with the remaining interests currently held by ONGC (40%), Videocon Industries Limited (25%) and Ravva Oil Singapore (12.5%) (together the “Ravva Joint Operating Partners”). Ravva PSC was originally valid until October 27, 2019 and has now been extended for 10 years by GoI in accordance with the provision of the “Policy on the Grant of the extension to PSC Signed by Government awarding small, medium sized and discovered field to private joint ventures” dated March 28, 2016. The PSC addendum recording this extension has been executed by all parties.
The extension policy, amongst others, provides for an increased share of profit petroleum of 10% for the GoI during the extended term of the Ravva PSC and payment of royalty and cess as per prevailing rate in accordance with the Petroleum and Natural Gas Rules, 1959 (“PNG Rules”) and Oil Industry (Development) Act, 1974 (“OIDA Act”). Under the Ravva PSC, Vedanta Limited - oil and gas business is entitled to recover 100% of development and production costs from crude oil and natural gas sales before any profit is allocated among the parties. The recovery of exploration cost during the extension period shall be governed in accordance with the provision of Office Memorandum 2013 and 2019 issued by MoPNG on Exploration in Mining lease area post expiry of the Exploration period which provides that the exploration cost can be recovered after the approval of FDP by management committee.
As per the terms of the Ravva PSC, the crude oil and condensate produced from the Ravva block is being sold to the public sector undertakings refineries. As of March 31, 2022, commercial sales arrangements are in place in line with the production with public sector undertakings. All sales to the GoI nominees are to be valued at a monthly average of high and low of F.O.B. selling price per barrel in US dollars based on a pricing formula based on Bonny Light crude oil, ascertained by Platts.
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
The Ravva PSC obliges the contractor parties to pay a proportionate share of ONGC’s exploration, development, production and contract costs in consideration for ONGC’s payment of costs related to the construction and other activities it conducted in Ravva prior to the effective date of the Ravva PSC (the ONGC Carry). The question as to how the ONGC Carry is to be recovered and calculated, along with other issues, was submitted to an International Arbitration Tribunal in August 2002.
See
“
Item 8 – Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings
”
for further details
Operations
The production of Ravva block decreased from 3,479 boepd in fiscal year 2021 to 2,260 boepd in fiscal year 2022. This was primarily due to natural field decline. Previous year production included impact of infill drilling campaign.
The following table sets out the net average daily production of oil and gas from the Ravva block for the years ended March 31, 2020, 2021 and 2022:

Average Daily Production	Units	2020	2021	2022	% Change (2021 vs. 2022)
Net operated	Boepd	1,976	3,479	2,260	(35%)
Oil	Bopd	1,518	2,715	1,893	(30%)
Gas	Mmscfd	3	5	2	(52%)
Facilities
Currently, there are eight unmanned offshore platforms and a
225-acre
onshore processing facility at Surasaniyanam, Andhra Pradesh, for processing the natural gas and crude oil produced from the offshore field. The Ravva onshore terminal operates under internationally recognized environmental standard (ISO 14001) and occupational health and safety standard (OHSAS18001). The onshore processing facility has the capacity to handle 90,000 barrels per day of liquid, 110,000 bbls of water injection per day and natural gas compression capacity of around 60 mmscfd of natural gas. The terminal also has the capacity to store 1.0 mmbbls of crude oil and captive power generation capacity of 10 MW.
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
By way of a notification dated April 7, 2017, the MoPNG issued a policy for the grant of extension to the PSC signed by the GoI awarding
Pre-NELP
Exploration Blocks which defines the framework for granting extensions for
Pre-NELP
blocks. The
Pre-NELP
Extension Policy, amongst others, provides for an increased share of profit petroleum of 10% for the GoI during the extended term of the Cambay PSC. The extension application has been filed by the Cambay Joint Operating Partners under MoPNG Policy dated April 7, 2017 for the grant of extension to the PSC, for a period of ten years beyond the existing PSC period (i.e., till June 29, 2033), to commercially monetize the remaining resources in the block.
Vedanta Limited - oil and gas business’s participating interest in the Cambay Basin joint operation consists of a 40% interest in the Lakshmi, Gauri and
CB-X
development areas. The remaining interests in these development areas are held by ONGC (50%) and Tata (10%).
Operations
The Cambay block started production in calendar year 2002. During fiscal year 2022, the block produced 2,463 boepd, lower by 5% year on year. This was primarily due to natural field decline partially offset by well interventions and production optimization measures.

The following table sets out the net average oil and gas daily production from the Cambay block for the years ended March 31, 2020, 2021 and 2022:

Average Daily Production	Units	2020	2021	2022	% Change (2021 Vs. 2022)
Net operated	Boepd	3,475	2,601	2,463	(5%)
Oil	Bopd	3,030	2,196	1,976	(10%)
Gas	Mmscfd	2.7	2.4	3	20%

➢	Facilities
An
82-acre
onshore processing facility at Suvali processes natural gas and crude oil from the Lakshmi and Gauri fields. This facility has a capacity to process 150 mmscfd of natural gas and 16,000 bopd of crude oil and includes a three-stage separator oil processing train, four storage tanks of combined capacity of 40,000 bbls as well as 4.8 MW captive power generation capacity. As part of the asset’s long-term facility augmentation plan, the liquid handling capacity has been augmented. The oil processing capacity has been increased by debottlenecking the liquid processing train by adding additional heater and heat exchangers. Also commissioning of new Effluent Treatment Plant (ETP) of additional 6,000 bwpd produced water processing and treatment capacity is underway. This will result in increase in the overall produced water treatment capacity to 12,000 bwpd. The processing plant and offshore infrastructure are certified to ISO 14001 and ISO 45001 standards.
Power Generation facilities
Cairn’s current power generation facilities are set up to address the captive power requirements to run its routine business operations. The total installed capacity across upstream and midstream operations are 204.3 MW. The following table sets forth information relating to the existing power capacity as of March 31, 2022:

Fiscal year commissioned	Capacity (MW)	Location	Fuel used
2010 and 2014	60	Rajasthan Mangala processing terminal	Steam turbine
2010	3.3	Rajasthan Raageshwari gas terminal	Gas based
2019	2	Rajasthan Raageshwari gas terminal	Gas based
2021	37	Rajasthan Raageshwari gas terminal	Gas based
2010	14.4	Gujarat Viramgam terminal	Gas Based
2015	39.9	Gujarat Bhogat Terminal	Gas Based
2010	32.9	Pipeline Above Ground Installations (AGI’s)	Gas Based
2003	4.8	Cambay	Gas based
1999 and 2003	10	Ravva	Gas based

➢	KG Onshore
KG-ONN-2003/1,
Krishna Godavari Basin (49% participating interest)
The onshore block
KG-ONN-2003/1,
located in the Krishna Godavari basin in the state of Andhra Pradesh, was awarded in NELP V round to a joint venture between Vedanta Limited—oil and gas business and ONGC. Vedanta Limited—oil and gas business and ONGC entered into a PSC on September 23, 2005 (the
“KG-ONN-2003/1
PSC”). Vedanta Limited—oil and gas business has 49% participating interest in the block.
The Declaration of Commerciality for the two Nagayalanka discoveries
(Nagayalanak-1z
and Nagayalanka
SE-1)
was approved at the management committee meeting held in July 2014. Operatorship was then transferred to ONGC as per the
KG-ONN-2003/1
PSC. Production from the existing well had commenced in the first quarter of fiscal year 2019. Drilling of three development wells was completed in fiscal year 2019 and all the three wells are online. We have further identified opportunities to drill three firm wells to accelerate production. Drilling is expected to commence during first half of fiscal year 2023.

Average Daily Production	Units	2020	2021	2022	Change (2021 Vs. 2022)
Net operated	Boepd	480	437	531	21%
Oil	Boepd	438	430	456	6%
Gas	Mmscfd	0.2	0.0	0.5	919%

➢	KG Offshore
KG-OSN-2009/3, Krishna Godavari Basin (operator, 100% participating interest)
The offshore block
KG-OSN-2009/3
covers an area of 1,988 square kms and is located in the Krishna Godavari Basin off the coast of the state of Andhra Pradesh. The block is currently in the initial exploration phase and several extensions were sought on excusable delay and the removal of access restriction imposed by Ministry of Defence. Further, due to the
COVID-19
pandemic, force majeure was invoked in the block on the grounds that the pandemic made it impossible to conduct petroleum operations. Having regard to the invocation, DGH had granted extension to the exploration activities till November 10, 2021. Further, vide letter dated August 13, 2021, we have applied for the surrender of the block due to impossibility of conduct of petroleum operations in absence of unconditional and unfettered access. We are under discussion with DGH for further progress in the block.

➢	Blocks awarded under Open Acreage Licensing Policy (“OALP”)
Vedanta Limited’s oil and gas business were awarded 51 blocks under OALP I, II and III and RSC have been signed for them with $ 800 million commitment. The 51 blocks, comprising 40 onshore and 11 offshore blocks, are located primarily in established basins, and with some optimally located close to existing infrastructure.
Full Tensor Gravity Gradiometry
™
(FTG) airborne survey for prioritising area of hydrocarbon prospectivity has been completed in Assam, Cambay, Rajasthan and Kutch region. Seismic acquisition program has been completed in Assam, Rajasthan, Cambay, and Offshore region.
Till March 31, 2022, 11 wells have been drilled (3 in Rajasthan, 6 in Cambay and 2 in North-east). We intend to continue the exploration across Rajasthan, Cambay, and North-east in fiscal year 2023 to unlock the full potential of the OALP blocks.
Till date three hydrocarbon discoveries have been notified under the OALP portfolio.

•	Rajasthan (2 Discoveries): KW2-Updip-1 was notified as oil discovery and is under extended testing. Durga -1 notified as oil discovery during fiscal year 2022 and monetisation is under planning.

•	Cambay (1 Discovery): Jaya-1 is a gas and condensate discovery, and monetisation is under planning.
Geophysical and geotechnical site survey is ongoing in Offshore region Drilling is expected to commence during first half of fiscal year 2023.
Discovered Small Fields (“DSF2”)
Vedanta Limited - oil and gas business has won two discovered small fields in DSF round-2
named as Hazarigaon and Kaza gas field located in Assam and KG basins respectively. These discovered fields are providing synergy to existing Vedanta Limited—oil and gas business blocks in the vicinity.
Hazarigaon:
Well intervention and testing activities were carried out in
Hazarigaon-1
well and monetisation is under planning.
Sales and Marketing
Cairn’s ten largest customers accounted for approximately 100% of its revenue in fiscal years 2020, 2021 and 2022 respectively. Four of Cairn’s customers accounted for approximately 91% of its business revenue in fiscal year 2022.
In fiscal year 2022, Cairn sold 100% of the oil and gas it produces in the Indian market.
100% of the oil and gas that Cairn produced in fiscal year 2022 was sold under annual/monthly contracts specifying quantity and price. For Rajasthan, during fiscal year 2022, crude oil price for private companies was benchmarked to Dated Brent, international benchmark crude for low sulphur crude grades. For PSU companies, Cambay and Ravva blocks, the price was benchmarked to Bonny Light, West African low sulphur crude that is frequently traded in the region, with appropriate adjustments for crude quality. The crude oil price benchmarks are based on crude oil sales agreement.

Projects and Developments
The Oil & Gas business has a robust portfolio of infill development and enhanced oil recovery projects to add volumes in the near term and manage natural field decline. Some of Vedanta Limited - oil and gas business’s principal projects are set out below:
Infill Projects
Mangala -
Based on the success of the FM3 infill drilling campaign, Cairn has identified opportunities to further accelerate production by drilling four horizontal wells and 1 vertical well in FM3 and FM5 sands. The project also entails drilling of several deviated wells for FM2/3 sands and conversion of 3 wells to polymer injector. Drilling has been completed and 4 wells have been hooked till March 31, 2022.
Tight Oil (A
BH) -
The development of Barmer Hill and Satellite fields is a key growth driver for Cairn, with a focus on increasing production through the development of these fields. The Barmer Hill formation can be classified into two major development opportunities namely, Barmer Hill North consisting of oil prone porcellanite rocks and Barmer Hill South consisting of muddy porcellanites.
Aishwariya Barmer hill stage II drilling program established confidence in reservoir understanding of ABH. Based on the success of it, drilling of 5 additional wells were conceptualized. These were drilled by the fourth quarter of fiscal year 2022. Of these, 2 wells have been hooked up till March 31, 2022.
NI Infill -
The project entails drilling, completion, and
hook-up
of 3 producer wells in the NI field. Drilling and hook up of 3 well campaign has been successfully completed during fiscal year 2022.
Tight Gas (RDG) -
Gas development in the RDG field continues to be a strategic priority. In order to realize the full potential of the gas reservoir, an infill drilling campaign of 27 wells has commenced during fiscal year 2022. As of March 31, 2022, 6 wells have been drilled and they are being progressively hooked up to ramp up volumes.
Satellite Fields -
In order to monetise the satellite fields, an integrated contract for the appraisal and development activity through global technology partnership is ongoing. Till March 31, 2022, 14 wells have been drilled, of which 2 wells are hooked-up.
Offshore (Cambay) -
Infill program in Cambay over the last few years has resulted in incremental recovery. New opportunities have been identified basis integration of advanced seismic characterization, well and production data. Drilling commenced during fiscal year 2022. As of March 31, 2022, 2 wells have been drilled of which 1 well is hooked-up.

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
DeGolyer and MacNaughton performed an independent evaluation of our 100% estimated reserves base as of March 31, 2022. See the reserves appraisal report by DeGolyer and MacNaughton, dated May 13, 2022, included as exhibit to this Annual Report.
All the proved reserves presented herein are based on PSC with the GoI. As such, all net reserves are based on an entitlement calculation which converts Cairn’s share of cost recovery and profit petroleum under each contract to a volume equivalent of net reserves in accordance with SEC guidance on calculating net reserves subject to these agreements. For further information on our proved reserves, see “
Supplementary Information on Oil and Gas Exploration and Production
”.

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
The table below sets forth our estimated net proved developed and undeveloped reserves of crude oil and natural gas by region as of March 31, 2022, based on average fiscal year 2022 prices:

Particulars	Oil (mmbbls)	Natural Gas (bcf)	Total oil and gas products (mmboe)
Proved developed Reserves
India	64.91	67.77	76.20
Proved undeveloped Reserves
India	10.17	7.75	11.46

Total proved reserves	75.08	75.52	87.66

Note: Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.
The table below summarizes information about the changes in total proved reserves for 2020, 2021 and 2022:

➢	Total Proved Developed and Undeveloped Reserves

Reserves quantity information	Oil (mmbbls)	Natural Gas (bcf)	Total oil and gas products (mmboe)
March 31, 2019	126.83	95.37	142.72
Revisions of previous estimates	5.40	42.37	12.47
Improved recovery	—	—	—
Purchases or (sales) of minerals	—	—	—
Extensions and discoveries	0.04	0.00	0.04
Production	(28.23)	(18.71)	(31.35)

March 31, 2020	104.04	119.03	123.88
Revisions of previous estimates	21.47	9.21	23.00
Improved recovery	—	—	—
Purchases or (sales) of minerals	—	—	—
Extensions and discoveries	0.67	0.00	0.67
Production	(21.88)	(18.46)	(24.96)

March 31, 2021	104.30	109.78	122.59
Revisions of previous estimates	(10.23)	(14.57)	(12.66)
Improved recovery	—	—	—
Purchases or (sales) of minerals	—	—	—
Extensions and discoveries	—	1.12	0.19
Production	(19.00)	(20.80)	(22.46)
March 31, 2022	75.07	75.53	87.66

*	Includes impact of 10-year extension of the PSC for RJ-ON-90/1 and PKGM-1 blocks.

➢	Proved Developed and Undeveloped Reserves
Total proved reserves as of March 31, 2021, were 122.60 mmboe. For the year ending March 31, 2022, total revisions of 12.66 mmboe were comprised of an increase of 7.33 mmboe based on technical revisions due to changes in production performance and a decrease of 19.99 mmboe due to revisions based on commodity prices. These total revisions were comprised of an increase of 0.55 mmboe for the Cambay block
(CB/OS-2),
an increase of 0.01 mmboe for the Nagayalanka block
(KG-ONN-2003/1),
a decrease of 13.90 mmboe for the RJ block
(RJ-ON-90/1),
and an increase of 0.68 mmboe for the Ravva block
(PKGM-1).
No revisions were made due to improved recovery. Extensions and discoveries of 0.19 mmboe were on account of inclusion of the Hazarigaon field which was approved for development in the Hazarigaon block
(AA-ONHP-2018/01).
After adjusting for production of 22.46 mmboe, the total proved reserves as of March 31, 2022, were 87.66 mmboe.

Proved developed reserves as of March 31, 2021, were 115.42 mmboe. For the year ending March 31, 2022, total revisions of 16.94 mmboe were comprised of a decrease of 2.16 mmboe based on changes in production performance and the progression from proved undeveloped to proved developed reserves, and a decrease of 14.78 mmboe due to revisions based on commodity prices. These total revisions were comprised of a decrease of 0.02 mmboe for the Cambay block, an increase of 0.01 mmboe for the Nagayalanka block, a decrease of 17.61 mmboe for the RJ block, and an increase of 0.68 mmboe for the Ravva block. No revisions were made due to improved recovery. Extensions and discoveries of 0.19 mmboe were on account of inclusion of the Hazarigaon field which was approved for development in the Hazarigaon block. After adjusting for production of 22.46 mmboe, the total proved developed reserves as of March 31, 2022, were 76.20 mmboe.
Proved undeveloped reserves as of March 31, 2021, were 7.17 mmboe. For the year ending March 31, 2022, total revisions were 4.28 mmboe. Technical revisions were comprised of an increase of 9.49 mmboe based on the progression from proved undeveloped to proved developed of reserves and revision of existing technical estimates. These technical revisions were offset by a decrease of 5.21 mmboe due to changes in commodity prices. These total revisions comprised an increase of 0.57 mmboe in the Cambay block, no change in the Nagayalanka block, an increase of 3.71 mmboe in the RJ block, and no change in the Ravva block. No revisions were made due to improved recovery. No revisions were made due extensions and discoveries. The proved undeveloped reserves as of March 31, 2022, were 11.46 mmboe. There are no material amounts of proved undeveloped reserves that remain undeveloped for five years or more.

➢	Internal controls over reserves estimation process
Cairn maintains an internal staff of petroleum engineers, geoscientists and economists who work closely with our independent reserves engineers to ensure the integrity, accuracy and timeliness of data furnished to our independent reserves engineers in their estimation process and who have knowledge of the specific properties under evaluation. All the activities of reserves estimation are being coordinated by Chief Reservoir Engineer/SBU R&R Head(s) who is/are primarily responsible for overseeing the preparation of our reserves estimates and for the internal control over our reserves estimation. The Chief Reservoir Engineer/SBU R&R Head has more than 30 years of industry experience, in the exploration and production sectors as a practicing reservoir engineer, with broad experience in reserves assessment, field development and management.
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
Reserves estimates presented herein for our Indian assets are based on the D&M Reserves Reports, completed on May 13, 2022, a copy of which has been filed as an exhibit to this Annual Report.
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
Federico Dordoni, Senior Vice President with D&M was responsible for the preparation of the D&M Reserves Report. Mr. Dordoni studied at the Buenos Aires Institute of Technology (ITBA) University and graduated with a degree in Petroleum Engineering in the year 2004. He is a registered professional engineer in the State of Texas and a member of the International Society of Petroleum Engineers. He has more than 17 years of experience in oil and gas reservoir studies and reserves evaluations.
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
The following tables set forth our production of crude oil and natural gas on entitlement interest basis, by geographic area for the years ended March 31, 2020, March 31, 2021, and March 31, 2022:

Geography (4)	For the year ended March 31,
	2020			2021			2022
	Crude Oil	Natural Gas (1)	Total	Crude Oil	Natural Gas (1)	Total	Crude Oil	Natural Gas (1)	Total
	(mmbbls)	(bcf)	(mmboe)	(mmbbls)	(bcf)	(mmboe)	(mmbbls)	(bcf)	(mmboe)

India (2)	28.23	18.71	31.35	21.88	18.46	24.96	19.00	20.80	22.46
Mangala (3)	18.64	—	18.64	12.88	—	12.88	10.09	—	10.09
Others	9.59	18.71	12.71	9.00	18.46	12.08	8.91	20.80	12.37

Total	28.23	18.71	31.35	21.88	18.46	24.96	19.00	20.80	22.46

Notes:

(1)	Natural gas production figures are the production volumes of natural gas available for sale, excluding flared and re-injected gas and gas consumed in operations.
(2)	For the computation of EI production, Ravva royalty fees have not been netted off.
(3)	Mangala field is separately included as it contains more than 15% of our total proved reserves.
(4)
Cairn along with Petro SA filed closure application with PASA to exit from South Africa operations and the same has been accepted and closure certificate has been granted by PASA on September 20, 2019.

The following table sets forth our average sales prices by geographic area and by-product
type for the last three years:

Particulars		During the year ended March 31,
		2020	2021	2022
		Average sale prices in India (in $)
Oil	per barrel	59.4	38.67	68.22
Natural gas	per mscf	5.5	4.22	9.06
The following table sets forth our average production costs by geographic area for the last three fiscal years:

	For the year ended March 31,
Geography	2020	2021	2022
	($ per boe)
India - Oil and gas	22.4	21.7	35.7
The cost of production for oil and gas business consists of:

•
expenditure incurred towards the production of crude oil and natural gas including statutory levies, such as cess, royalties (except RJ block) and production payments payable pursuant to the PSCs as well as operational expenditures such as costs relating to manpower, repairs and maintenance of facilities, power generation and fuel for such facilities, water injection, insurance, storage, transportation and freight of crude oil and natural gas, among others. The total production cost is divided by the net interest quantity of oil and gas produced to determine the cost of production per barrel of oil equivalent See “
Item 5. Operating and Financial Review and Prospects – Factors Affecting Results of Operations—Royalty
 and cess payments”
for further details.

➢	Drilling and other exploratory and development activities
The following table sets forth the number of net productive and dry exploratory and development wells drilled for the last three fiscal years. For more information about our on-going
exploration and production activities, see “
Information on the Company — Business Overview — Our Business — Our Oil and Gas Business — Principal Facilities
”.

Productive and Dry Exploratory and Development Wells	2020	2021	2022
	(Number of wells)
Net productive exploratory wells drilled:
India	4.9	1.7	5.0

Total productive exploratory wells drilled	4.9	1.7	5.0
Net dry exploratory wells drilled:
India	—	—	5.4

Total dry exploratory wells drilled	—	—	5.4
Total number of net exploratory wells drilled	4.9	1.7	10.4
Net productive development wells drilled:
India	68.4	13.5	21.4

Total productive development wells drilled	68.4	13.5	21.4
Net dry development wells drilled:
India	—	—	1.8

Total dry development wells drilled	—	—	1.8
Total number of net development wells drilled	68.4	13.5	23.2

➢	Present activities
The following table summarizes the number of wells in the process of being drilled as of March 31, 2022.

	Gross	Net
	(Number of wells)
Number of wells being drilled
India	11	7.4

Total wells drilling	11	7.4

➢	Oil and gas properties, wells, operations and acreage
Cairn’s blocks containing proved reserves have leases which currently expire in May 14, 2030 for RJ block, October 27, 2029 for Ravva block, June 29, 2023 for Cambay block, September 24, 2031 for
KG-ONN
block, and April 24, 2034 for
AA-ONHP-2018/01.
Estimates of proved reserves disclosed as of March 31, 2022, and all preceding periods for each block represent only those quantities that were estimated to be recoverable prior to the expiration date of the respective PSC. No reserves were estimated or included for quantities that may be recoverable after the expiration date of the PSCs.
The following tables show the number of gross and net productive oil and natural gas wells and total gross and net developed and undeveloped oil and natural gas acreage in which Cairn had interests as of March 31, 2022.

➢	Gross and Net Productive Wells and Gross and Net Developed and Undeveloped Acreage

	As of March 31, 2022
	Oil		Natural gas
	Gross	Net	Gross	Net
	(Number of wells)
Gross and net productive wells (1)
India	589	391.3	98	64.6

Total gross and net productive wells	589	391.3	98	64.6

	As of March 31, 2022
	Gross	Net
	(acres)
Gross and net acreage (2)
Developed acreage
India	57,298	32,186

Total developed acreage	57,298	32,186

Undeveloped acreage (3)
India	15,929,733	15,594,190

Total undeveloped acreage	15,929,733	15,594,190

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
Vedanta Limited - oil and gas business sells crude oil from its various operating fields under production under a variety of contractual obligations. Prior to start of every fiscal year under the various PSCs between Vedanta Limited - oil and gas business and GoI, GoI nominates volumes that would be up-lifted
by its nominee refinery based upon the expected production from the field during the year. Vedanta Limited - oil and gas business is free to tie-up
with other domestic refineries (including private refineries) for the surplus available volume that is not nominated by GoI.
For fiscal year 2022, GoI has nominated approximately 92 kbpd of RJ block and 20 kbpd of Ravva and Cambay block. Vedanta Limited - oil and gas business has reasonable endeavor crude oil sales agreements and there is no minimum committed quantity, thus, resulting in no financial implication.

(ii)	Natural Gas
The delivery commitments for Vedanta Limited - oil and gas business’s share of gas sales from RJ block (participating interest) for the month of May 2022 is approximately 77.1 mmscf per day which is based on estimated gas production from the fields.
For Cambay block, Vedanta Limited - oil and gas business’s share of gas sales commitment (participating interest) for the month of May 2022 is approximately 1.41 mmscf per day. This delivery commitment changes on a monthly basis based on estimated gas production from the fields. For Ravva block, there is no annual commitment for gas sales for fiscal year 2022.
Vedanta Limited - oil and gas business believes its domestic proved reserves will be sufficient to deliver the above-mentioned contracted volumes.
Distribution, Logistics and Transport

Rajasthan
The Mangala processing terminal has been designed as a centralized hub facility to handle crude oil production from the fields in the RJ block that have been discovered by Cairn. Once crude oil reaches the Mangala processing terminal, generally via the pipeline, it is processed and transported to public-sector customers or private refineries that have purchased it. See “
Facilities—Mangala Processing Terminal
” for more details.

Cambay
The
82-acre
onshore processing facility at Suvali processes natural gas and crude oil from the Lakshmi and Gauri fields. It has a capacity to process 150 mmscfd of natural gas and 16 kbopd of crude oil and includes a three-stage separator oil processing train, four storage tanks with combined capacity of 40,000 bbls as well as 4.8 MW captive power generation capacity. The processing plant and offshore infrastructure are certified to ISO 14001 and ISO 45001 standards.
The crude oil produced from Suvali Onshore Terminal is transported via truck tankers approximately 15 km to Adani Hazira Port Private Limited. Thereafter, the crude cargo is sold to coastal refineries via sea tankers.
The processed natural gas is sold through the Gujarat State Petronet Limited pipeline facility to Gujarat Gas Limited.

Ravva
Currently, there are eight unmanned offshore platforms and a
225-acre
onshore processing facility at Surasaniyanam for processing the natural gas and crude oil produced from the offshore field. The Ravva onshore terminal operates as per the internationally recognized environmental standard (ISO 14001) and the occupational health and safety standard (OHSAS18001). The onshore processing facility has the capacity to handle 90 kbopd of crude oil, 110,000 bbls of water injection per day and natural gas compression capacity of around 60 mmscfd of natural gas. The terminal also has the capacity to store 1.0 mmbbls of crude oil.
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
Vedanta Limited- oil and gas business, faces competition from Indian companies, including Indian National Oil Companies- ONGC and Oil India Limited (“OIL”) as well as private players like Reliance Industries Limited. The GoI has a major stake in ONGC and OIL. ONGC has been awarded the majority of the exploration blocks in the nine NELP licensing rounds and has also acquired 24 blocks under the five OALP auctions that have been held to date. OIL has won 25 blocks under the five OALP bid rounds.
Many of these competitors have access to financial or other resources substantially in excess of those available to Vedanta Limited- oil and gas business and accordingly may be better positioned to acquire and exploit prospects, hire personnel and market production. In addition, many of Vedanta Limited’s competitors may be better able to withstand the effect of external changes in industry conditions such as worldwide crude oil and natural gas prices and levels of supply and the application of government regulations, which affect Vedanta Limited’s business, and which are beyond Vedanta Limited’s control.
Vedanta Limited – oil and gas business are a significant contributor to India’s domestic crude oil production, operating approximately 25% as derived from the provisional data published by Petroleum Planning and Analysis Cell of MoPNG statistics as of March 31, 2022.

➢	Seasonality
Our oil and gas business are not subject to seasonality as demand for oil and gas is consistent throughout the year.
Our Iron Ore Business
Overview
Our iron ore business is carried out in the states of Goa and Karnataka. Our iron ore business includes exploration, mining and processing of iron ore. In fiscal year 2022, we produced approximately 5.40 million dmt of saleable iron ore fines and lumps. The sales for fiscal year 2022 were at 6.8 million dmt as compared to sales of 6.5 million dmt in fiscal year 2021.
We currently operate a metallurgical coke plant and a pig iron plant with an installed capacity of 522,000 TPA and 832,000 TPA respectively in Goa and Maharashtra. The second metallurgical coke plant with an installed capacity of 120,000 TPA was acquired in first half of fiscal year 2020, at Sindudhurg, Maharashtra, which became operational on September 9, 2019.
On August 26, 2011, the Hon’ble Supreme Court passed an order suspending mining activities in the Chitradurga and Tumkur districts of Karnataka. In view of this order, our activities at this mine were stopped with immediate effect. On April 18, 2013, this suspension was lifted by the Court and in December 2013, the operations were resumed after getting necessary regulatory clearances. Although we resumed operations in Karnataka based on the stage I forest clearance from the state government of Karnataka and a temporary working permission from the MoEF&CC, the temporary working permission expired on July 31, 2014. Karnataka operations were halted for the period from August 1, 2014, to February 27, 2015. We resumed our operations in Karnataka after all statutory clearances were in place from February 28, 2015.
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
MoU was signed between the state government of Jharkhand and Vedanta Limited to set up a 1 mtpa hot metal plant. Further on November 1, 2017, Stage II MoU was signed. The exploration drilling in our lease area commenced in May 2017 and report was submitted to the state government of Jharkhand in October 2017. The exploration report was examined by a technical committee comprising experts from Geological Survey of India, IBM and state geology and mining departments. In March 2018, the technical committee approved report for the purposes of issuing a letter of intent to Vedanta Limited for the grant of a mining lease for the Dhobil iron ore mine. In December 2018, State Govt recommended our case to Ministry of Mines, Government of India, seeking prior approval for grant of mining lease to Vedanta Limited. Ministry of Mines raised query on State Government proposal. In March 2021, we moved to the High Court of Jharkhand for an early decision on issuance of Letter of Intent for mining lease. Court had passed direction to State Government of Jharkhand to take decision in 4 weeks, however no reply was submitted by the State Government of Jharkhand and the matter is pending in High Court of Jharkhand. On March 28, 2021, GoI has enacted amendments in MMDR Act 1957, in which one of the amendments is deletion of Section 10A2(b) of the Act under which our right to get Dhobil lease was saved. Further, an opinion has been obtained on the point that in the case the mining lease is not being given to us, whether in that case we are entitled for reimbursement of investments made by us and as per opinion Section 10A(2) (b) (inserted by the Mines and Minerals (Development and Regulation) Amendment Act, 2021 (“MMDR Amendment Act, 2021”) which specifically provides that the holder of a prospecting license whose right to obtain a mining lease had lapsed on March 28, 2021, shall be reimbursed the expenditure incurred towards reconnaissance or prospecting operations, however this is subject to the rules to be framed under Section 13 (2) (u) of the MMDR Act by the Central Government, which is yet to be notified.

Principal Products
Iron ore
Our iron ore reserves consist of both lump and fine ore. As of March 31, 2022, the percentage of lump ore in the reserves was approximately 20.0% in Karnataka. The mine in Karnataka consists of average 45.3% grade deposits. We sell lump ore from our mines in Karnataka primarily to domestic pig iron or steel producers. The majority of other iron ore produced by Goa mines was sold to purchasers in China, but during the fiscal year 2022, no iron ore were mined from Goa mine pursuant to the Hon’ble Supreme Court’s order.
Pig iron
We produce basic, foundry and nodular grade pig iron in various sub grades for steel mills and foundries.
Metallurgical coke
We also produce metallurgical coke, which is primarily used for captive consumption for producing pig iron in India.
Desai Cements
We produce Granulated Blast Furnace Slag, Portland Slag Cement and Ordinary Slag Cement in various grades for RMC Manufacturers and Construction Companies
Nickel Business
Vedanta Limited’s nickel business processes nickel/cobalt bearing raw material and plans to produce nickel sulphate (battery grade) & cobalt sulphate in phase I and nickel metal in phase II of the operations.
Principal Facilities
The following map shows details of the locations of our iron ore business in India and around the world.

Mine in Karnataka - A. Narrain (ML No 2677)
Our main operation in Karnataka is at the A. Narrain mine Meghalahalli, Chitradurga, ML 2677, which is located approximately 200 kms northwest of Bangalore. The open pit mine is operated by us and is well connected by rail, with the nearest stations, Sasalu and Amruthapura, and M/s Mineral Enterprises served by Chikkajajur (MMEC) railway siding located 16 kms, 17 kms and 4 kms respectively, from the mine. The nearest port at Mangalore is approximately 430 kms from the mine and the nearest airport is located at Bangalore, approximately 230 kms from the mine.
The leasehold area of the mine is 160.59 hectares, which is classified into two blocks, namely the south block, which is 123.03 hectares, and the north block, which is 37.56 hectares. These two blocks are joined by a narrow stretch of land approximately 40 meters in width and 660 meters in length along the eastern side of the leasehold area. We have operated the mine since 1994

The MoEF&CC granted us the environmental clearance for production of 6.0 mmtpa in fiscal year 2009 but due to conditions introduced by the Hon’ble Supreme Court, the production capacity of the mine was reduced to 2.29 mmtpa. However, in April 2018, the Central Empowered Committee enhanced the production capacity of the mine to 4.51 mmtpa. Our application to further enhance production capacity was favorably considered by Central Empowered Committee (Hon’ble Supreme Court appointed body), on March 4, 2020 and the annual mining capacity has been increased upto 5.89 MTPA. The State Government of Karnataka has allocated the production quantity of 4.82 MTPA from FY 2020 onwards. In FY 2021, the state government of Karnataka increased the production quantity of to 5.58 MTPA effective from FY 2021 onwards.
The geological formation of this region belongs to the Archean-Proterozoic age. The geology of the mine consists of Archean formations locally termed “Dharwars” which contain rich and large iron ore deposits. The leasehold area forms part of the Chitradurga-Tumkur schist belt and part of a regional isoclinal fold. The strike direction of the ore body dips westerly at an angle of about 60 degrees to 70 degrees. Hematite is the principal ore mineral and limonite; goethite and magnetite constitute the associated minor minerals of the mine. The mineralized horizon extends over a length of about two kms. The footwall comprised decomposed quartzite and phyllite, and the stratigraphy is crosscut by late dolerite dykes and sills which are manifested by pink clayey zones in the mine area.
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
Since the mine was taken over by us, exploration at the mine involved the drilling of a total of 73,951 meters in 660 boreholes as of March 31, 2020. No exploration took place since FY 2021. The deposit is extensively sampled in vertical and inclined drill hole grid intervals inside direction of 50 meters and in cross section average of 25 meters with most of the holes covering a depth of 50 meters to 200 meters. Power at the mine is supplied by a 725 KV and 320 KV generator. All power supplied to the mine and plant is through generators.
The net value of fixed assets, including capital
works-in-progress,
was
₹
 7,280.22 million ($ 95.96 million) as of March 31, 2022
During the FY 2020, a parcel of land relating to the iron ore business having carrying value of
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
Mine in Liberia - WCL
WCL comprises three concession areas (Bomi Hills, Bea Mountain and Mano River). In view of the Ebola epidemic, exploration in Liberia has been suspended in fiscal year 2015.
The table below sets out proved and probable iron ore reserves as of March 31, 2022, at mines that we own or have rights to:

	Proved Reserves		Probable Reserves		Total Proved and Probable Reserves
Mine	Quantity	Iron Grade	Quantity	Iron Grade	Quantity	Iron Grade
	(Million tons)	(%)	(Million tons)	(%)	(Million tons)	(%)
A. Narrain	11.44	55.5	59.97	43.4	71.41	45.3

Total iron ore reserves	11.44	55.5	59.97	43.4	71.41	45.3

Additional Information

1.
The reserve estimates have been prepared by the Geologists and Mining Engineers at Vedanta Limited and SRK Consulting (UK) Limited reviewed in accordance with JORC code. The estimates were independently audited by SRK in 2022.

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
Subsequent to the Balance Sheet date, WCL has signed a Memorandum of Undertaking with Government of Liberia to start its Iron ore mining operations in Liberia, which could not be started earlier due to the outbreak of Ebola epidemic in 2014. Activities to begin the operations are commenced in June 2022.
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
Vazare Plant
On July 28, 2019, Vedanta Limited acquired Sindhudurg plant of Global Coke Limited which was under liquidation as per the IBC for a cash consideration of
₹
 335 million ($ 4 million) The assets acquired mainly included land, building and plant and machinery of similar value as the cash consideration. The acquisition complements backward integration opportunity for Company’s existing pig iron division and also increase the Company’s footprint in met coke market in southwestern part of India.
GNRE Plant
On May 20, 2021, the Company acquired Assets of Bhachau and Khambalia coke manufacturing units of Gujarat NRE Coke Limited under the provisions of Insolvency and Bankruptcy Code 2016 (including all amendments for the time being in force) for a cash consideration of
₹
 1,659.9 million ($21.88 million) The acquisition will complement our existing iron ore business via backward integration through provision of the Met Coke requirement to our existing facilities and also increase Company’s footprint in met coke market in western part of India.
The following table sets out the total rated capacities as of March 31, 2022 at our Amona and Vazare facility:

Particulars	Rated capacity
	Metallurgical Coke	Pig Iron	Power
	(tpa)	(tpa)	(MW)
Amona Plant	522,000	832,000	60
Vazare Plant	120,000	—	—
Production
The table below sets out our total production of saleable ore for fiscal years ended on March 31, 2020, 2021 and 2022:

Mine/Mine Type		Year Ended March 31
	Product	2020	2021	2022
		(Millions Dry Metric tons)
Goa (open-pit)	Iron ore	—	—	—
Sesa Resources Limited (open-pit)	Iron ore	—	—	—
A. Narrain (open-pit)	Iron ore	4.36	5.02	5.40

Total iron Ore	Iron ore	4.36	5.02	5.40

Amona Plant	Metallurgical coke	0.43	0.45	0.48
	Pig iron	0.68	0.60	0.79
Vazare Plant	Metallurgical coke	0.04	0.04	0.10

Principal Raw Materials

o	Iron ore operations
There are no direct raw materials used in our iron ore mining and processing operations. Indirect raw materials include power, fuel and lubricants. We procure these indirect materials from various vendors. The electricity required for our operations is supplied by the government grid and supplemented by our owned and hired diesel generator sets. The prices of fuel and necessary lubricants are volatile, and the price of power is dependent on tariffs imposed by state governments.

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
Sales and Marketing
In view of regulatory restrictions, our entire iron ore from Karnataka has to be sold domestically.
Pig iron -
Pig iron is sold in the domestic as well as export market to foundries and steel mills. The sale of pig iron is generally done on a spot basis with delivery schedule over the month. The prices of pig iron are fixed on a both delivered and ex-works
basis, with material being sent on a
freight-to-pay
and prepaid basis.
Metallurgical coke
- Approximately 80.0% to 90.0% of our total metallurgical coke production during fiscal year 2022 was used for the production of pig iron. The balance was sold in the domestic Indian market to foundries, pig iron producers, ferrous alloys producers and zinc producers as well as export market.
The sale of metallurgical coke to the other customers is done on a spot basis with delivery schedule over the month.
We have a marketing office in Goa to sell our pig iron and metallurgical coke products. Our sales and chartering needs are managed from the office at Goa.
Our ten largest customers accounted for approximately 45.28%, 56.64% and 55.92% of revenue for iron ore business in fiscal years, 2020, 2021 and 2022 respectively. One of the customer accounted for more than 10.0% of our revenue in fiscal year 2020, two customers accounted for more than 10% of our revenue in fiscal year 2021 and two of the customer accounted for more than 10.0% of our revenue in fiscal year 2022.
Market Share and Competition
The total sales of iron ore for fiscal year 2022 was 6.84 million dmt. Domestic sales of iron ore for fiscal year 2022 was 5.87 million dmt, and total exports for fiscal year 2022 was 0.97 million dmt. Out of the total sales in fiscal year 2022, 83.45% was from Karnataka mines and the remaining 16.55% was from Goa.

Our primary competitors in both the public and private sectors in India include National Mineral Development Corporation, Rungta Mines Limited, Mineral Sales Private Limited and Essel Mining and Industries Limited. In addition, our international competitors include Fortescue Metal Group, Sierra Leone, Vale, BHP Billiton Limited and Rio Tinto.
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
The Government of Tamil Nadu has issued orders dated May 28, 2018 with a direction to permanently seal the existing copper smelter plant unit at Tuticorin. Separately, SIPCOT vide its letter dated May 29, 2018, cancelled 342.22 acres of the land allotted to us for the proposed expansion project, which has been stayed by High court of Madras. Further the TNPCB issued orders on June 7, 2018 directing the withdrawal of the Consent to Establish, which was valid till March 31, 2023. The Company has filed appeal before the Appellate Tribunal of the TNPCB challenging the withdrawal of the said Consent to Establish. The Company had filed writ petitions before Madras High Court challenging the various orders passed against the company in 2018 and the hearing was concluded on January 8, 2020. On August 18, 2020, the Madras High Court delivered the judgement wherein it dismissed the Writ Petitions filed by the Company. The Company has approached the Hon’ble Supreme Court and challenged the said High Court of Madras order by way of a SLP to Appeal and also filed an interim relief for care and maintenance of the plant. The matter was then listed on December 2, 2020 before Hon’ble Supreme Court Bench. The Bench after having heard both the sides concluded that at this stage the interim relief in terms of trial run could not be allowed. The matter was listed for hearing on August 17, 2021. However, the matter was not taken up on August 17, 2021. The matter was listed and taken up for hearing on March 15, 2022, and was part heard. The matter was to be further heard on March 22, 2022, however due to reconstitution of the bench the matter was not listed. The Hon’ble Supreme Court has, on May 20, 2022, ordered for the interlocutory application that was filed by Vedanta Limited before the Hon’ble Supreme Court for the maintenance of status quo as on March 15, 2022, consequent to an order passed by the Collector of Tuticorin requiring Vedanta Limites employees to vacate the plant premises to be listed for hearing along with the main matter on the next date of listing. See “
Item 8 - Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings.
” for further details.
On June 17, 2022, Board of Directors of the Company has approved evaluation of various options to potentially monetize, in part or full, its Sterlite Copper plant at Tuticorin alongside the associated facilities. Accordingly, an Expression of Interest in this regard has been released on June 20, 2022. However, these evaluations are only exploratory in nature and no firm commitments have been executed at this stage.
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

Monte Cello acquired CMT in 1999 from Mt. Lyell Mining Company Limited when Mt. Lyell Mining Company Limited entered into voluntary administration due to hedging difficulties. We acquired Monte Cello and CMT, from Twin Star’s subsidiary in 2000.
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
The processing plant is approximately 32 years old and has been partially refurbished following CMT’s acquisition with the addition of crushers, a float cell and a regrind mill at the surface. The condition of the process plant is ageing but is well maintained to ensure it remains in safe and efficient condition.
Power at the mine is supplied through an electricity supply agreement with TasNetworks Proprietary Limited and Hydro Tasmania Proprietary Limited.
The net value of fixed assets, including capital
work-in-progress
was approximately AUD 9.7 million ($7.27 million) and AUD 12.1 million ($ 9 million) as of March 31, 2022 and as at March 31, 2021 respectively.
At the time of finalization of reserve statement as on March 31, 2022, no mineral reserves have been determined due to government statutory restrictions imposed post the mud slide incident in January 2014.

2.	Our Smelter and Refineries
Overview

(i)	Tuticorin
Our Tuticorin facility, established in 1997, is located in Tamil Nadu in southern India. Our Tuticorin facility currently consists of a 400,000 tpa copper smelter, a 246,000 tpa copper refinery, a 96,000 tpa copper rod plant, a 1,300,000 tpa sulphuric acid plant, a 230,000 tpa phosphoric acid plant and three captive power plants with capacities of 7.5 MW, 24.0 MW and 160.0 MW. The coal-based power plant of 160 MW is primarily used for captive consumption
Tuticorin facility will meet most of the facility’s power requirements once the proposed expansion to 800,000 tpa is complete.
The smelter at the Tuticorin facility utilizes IsaSmelt
TM
furnace technology. The refinery uses IsaProcess
TM
technology to produce copper cathode and the copper rod plant uses Properzi Continuously Cast and Rolled, copper rod technology from Continuus-Properzi spa., Italy, to produce copper rods.
On March 29, 2013, the TNPCB ordered the closure of the copper smelter at Tuticorin due to complaints about a noxious gas leak by local residents. On April 1, 2013, Vedanta Limited (then Sterlite Industries India Limited) filed an application in the NGT challenging the order of the TNPCB on the basis that the plant’s emissions were within permissible limits. NGT ordered in favour of Vedanta Limited on August 8, 2013, clearing all allegations raised against Vedanta Limited with respect to gas leak incident. However, the TNPCB filed a civil appeal in 2013 against the order of NGT.
TNPCB granted renewal of the CTO to the existing copper smelter which was valid till March 31, 2018. The application for renewal of CTO from April 1, 2018, for existing copper smelter, required as per procedure established by law, was rejected by TNPCB vide rejection order dated April 9, 2018. The Company then filed an appeal before the TNPCB Appellate Authority challenging the rejection order. During the pendency of the appeal, TNPCB vide its order dated May 23, 2018, ordered closure of existing copper smelter plant and disconnection of power supply with immediate effect. Further, the Government of Tamil Nadu, issued orders dated May 28, 2018, with a direction to seal the existing copper smelter plant permanently. Consequently, TNPCB issued another notice dated May 28, 2018, directing sealing and closure of the unit. The Company believes these actions by the authorities were not taken in accordance with the procedure prescribed under applicable laws.

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
The NGT through an order dated December 15, 2018, has set aside the impugned orders passed by State of Tamil Nadu and TNPCB and directed TNPCB to pass fresh orders of renewal of consent and authorization to handle hazardous substances, subject to appropriate conditions for protection of environment in accordance with law within three weeks from this order date. It has also allowed to restore electricity for operations of the plant. The order is subjected to Vedanta Limited complying with certain directions as specified in the order.
Meanwhile, Madurai bench of Madras High Court ordered to maintain ‘Status quo’ till January 21, 2019, in response to a Public Interest Litigation (PIL) filed by one of the Tuticorin resident challenging the order of NGT. This Public Interest Litigation (PIL) was later withdrawn in light of appeal filed before Hon’ble Supreme Court by State of Tamil Nadu and TNPCB.
The State of Tamil Nadu and TNPCB approached Hon’ble Supreme Court in Civil Appeals on January 2, 2019, challenging the judgment of NGT dated December 15, 2018 and this appeal was clubbed with the previously filled appeal by TNPCB against the NGT order dated August 8, 2013. The Hon’ble Supreme Court heard all the parties during January and February 2019 on maintainability as well as merits. The Hon’ble Supreme Court vide its judgment dated February 18, 2019, set aside the judgments of NGT dated December 15, 2018 and August 8, 2013 solely on the basis of maintainability holding that the same were not maintainable before NGT. The Hon’ble Supreme Court did not venture into the merits of the matter. The Hon’ble Supreme Court gave the Company liberty to approach Madras High Court for filing a writ petition against the orders challenged in aforesaid appeals before NGT. The Hon’ble Supreme Court also indicated mentioning the matter before Chief Justice of Madras High Court for an expeditious hearing considering that the Company’s plant has been shut for a long period and the Company is exporting a product which is an important import substitute.
The Company then filed a writ petition before Madras High Court challenging the various orders passed against the Company in 2018 and 2013. The case was heard on March 1, 2019, wherein the Company pressed for interim relief for care and maintenance of the plant. No interim relief was granted to the company. The High Court of Madras Division Bench proceeded to hear the matter on a continuous basis, as a specially ordered case. The hearings were concluded on January 8, 2020. On August 18, 2020, the Madras High Court delivered the judgement wherein it dismissed the Writ Petitions filed by the Company. The Company approached the Hon’ble Supreme Court and challenged the said High Court of Madras order by way of a SLP to Appeal. The SLP was admitted on August 31, 2020, wherein the court had directed the parties to file their counters and rejoinders if any. Subsequent to the same, the counter affidavits and the rejoinders were filed by the parties and the matter was listed on November 16, 2020, wherein Vedanta Limited had informed the court for a need to look at a workable approach and an option to resume the plant operations (at least on a trial basis so that allegations of pollution could be checked). Pursuant to the same an IA was filed by the Company. The Matter was then listed on December 2, 2020, before Hon’ble Supreme Court Bench comprising of Justices Rohinton Nariman, Naveen Sinha and K M Joseph. The Bench after having heard both the sides concluded that at this stage the interim relief in terms of trial run could not be allowed. Further, considering the voluminous nature of documents and pleadings, the matter shall be finally heard on merits. In a subsequent development, the State and TNPCB had filed an SLP as well, but on the limited point of expunging of certain paras in the Madras High Court judgement, wherein adverse remarks were made against the state government officials and TNPCB officials. Matter was listed on January 21, 2021, wherein we had also appeared. The State TNPCB SLP has been clubbed with our main SLP matter. During hearing, judge also indicated that physical hearing would start soon. We mentioned the matter before the bench on March 18, 2021, wherein the bench posted the matter for final hearing on August 17, 2021. The matter was listed and taken up for hearing on March 15, 2022, and was part heard. The matter was to be further heard on March 22, 2022, however due to reconstitution of the bench the matter was not listed. The Hon’ble Supreme Court has, on May 20, 2022, ordered for the interlocutory application that was filed by Vedanta Limited before the Hon’ble Supreme Court for the maintenance of status quo as on March 15, 2022, consequent to an order passed by the Collector of Tuticorin requiring Vedanta Limited employees to vacate the plant premises to be listed for hearing along with the main matter on the next date of listing.
The Company filed an IA for interim access to plant for care and maintenance and also sought the running of the Oxygen plant to support the nation during the COVID crisis. Vide orders dated April 27, 2021, the Hon’ble Supreme Court allowed the operation of the Oxygen Plant on a stand-alone basis, under the supervision of a committee, till July 31, 2021.
On June 17, 2022, Board of Directors of the Company has approved evaluation of various options to potentially monetize, in part or full, its Sterlite Copper plant at Tuticorin alongside the associated facilities. Accordingly, an Expression of Interest in this regard has been released on June 20, 2022. However, these evaluations are only exploratory in nature and no firm commitments have been executed at this stage.

Silvassa
Our Silvassa facility, established in 1997, is located in the union territory of Dadra and Nagar Haveli in western India. Silvassa facility consists of a 133,000 MT of blister/secondary material processing plant which is developed by converting its existing two rod plants, a 216,000 tpa copper refinery plant, and a new Copper Rod Mill with an installed capacity of 258,000 tpa that was commissioned in October 2019. Its refinery uses IsaProcess
TM
technology in the production of copper cathode and its copper rod plants use Contirod technology to produce copper wire rods. Our Silvassa facility draws on the state power grid to satisfy its power requirements.
Capacities
The following table sets forth the total capacities as of March 31, 2022, at our Tuticorin and Silvassa facilities:

	Capacity
Facility	Copper Anode (1)	Copper Cathode (2)	Copper Rods (2)		Sulphuric Acid (3)	Phosphoric Acid (3)	Captive Power
	(tpa)	(tpa)	(tpa)		(tpa)	(tpa)	(MW)
Tuticorin (4)	400,000	246,000	96,000		1,300,000	230,000	191.5
Silvassa	175,000	216,000	258,000	(5)	—	—	—

Total	575,000	462,000	354,000		1,300,000	230,000	191.5

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
In the fiscal year 2020, with new technology intervention, the company has converted its two rod plants into blister/secondary material plant with an installed capacity of 133,000 MT of Anode production per annum. During the year, these plants have produced secondary material of 129,085 tons which further supported the refinery at Silvassa in copper cathodes.
Fujairah
Fujairah Gold FZC is located in the Fujairah Free Zone 2. Our Fujairah facility is strategically located on the coast of the Arabian Sea. The precious metal refinery was commissioned in March 2009 and began production in April 2009, with a capacity of 20 tons of gold and 105 tons of silver. Outotec Oyj, Finland, supplied the technology for the precious metal refinery. Fujairah Gold FZC commissioned a copper rod plant at a project cost of $13 million, with an annual capacity of 12.5 tons per hour with production having commenced in May 2010 and generated a production of 53,791 metric tons of rod, 42 kilograms of gold and 4,420 kilograms of silver in fiscal year 2022. Continuus Properzi spa, Italy, has supplied the rod mill equipment for this project, and the copper cathode required for the copper rod plant is being sourced from the smelters of the Vedanta Group and third parties. The doré anode plant that was shifted from Tuticorin to Fujairah was commissioned in June 2012 for smelting of “anode slime” to “doré anode” which is the raw material for the precious metal refinery.
Production Volumes
The following table sets out our total production from Tuticorin and Silvassa for fiscal years ended March 31, 2020, 2021 and 2022:

Facility	Product	Units	For the Year Ended March 31,
			2020	2021	2022
Tuticorin (4)	Copper anode (1)	Tons	—	—	—
	Sulphuric acid (2)	Tons	—	—	—
	Phosphoric acid (2)	Tons	—	—	—
	Copper cathode (3)	Tons	—	—	—
	Copper rods (3)	Tons	—	—	—
Silvassa	Copper cathode (3)	Tons	77,487	101,435	125,104
	Copper rods (3)	Tons	100,216	122,390	126,445
Fujairah	Rod	Metric ton	68,865	57,993	53791
	Gold	Kg	33	35	42
	Silver	Kg	2,700	5,180	4420

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
Since Mt. Lyell mine has been placed under care and maintenance following a rock falling on the ventilation shaft in June 2014, there was no copper extraction from these mines for fiscal years ended March 31, 2020, 2021 and 2022.

Principal Raw Materials
Overview
The principal inputs of our copper business are copper concentrate, rock phosphate, power, fuel and sulphuric acid. Other inputs include coke, lime, reagents and oxide ore. We have in the past been able to secure an adequate supply of the principal inputs for our copper production.
Copper Concentrate
Copper concentrate is the principal raw material of our copper smelter. We source our copper concentrate requirements either through long-term contracts or on spot markets. We purchase copper concentrate at the LME price less a TcRc that we negotiate with our suppliers, but which is influenced by the prevailing market rate for the TcRc. The smelter at Tuticorin has been closed since fiscal year 2019, therefore copper anodes and blister has been procured from external sources for production of copper cathode in Silvassa Refinery.
In general, Vedanta Limited’s long-term agreements run for a period of three to five years and are renewable at the end of the period. The quantity of supply for each contract year is fixed at the beginning of the year and terms like TcRc and freight differential are negotiated each year depending upon market conditions. For copper blisters and anodes, the long-term agreements are limited to a period of one year. In fiscal year 2022, we sourced approximately 89% of our copper anodes / blister requirements through long-term agreements.
Vedanta Limited also purchases copper concentrate on a spot basis to fill any gaps in its requirements based on production needs for quantity and quality. These deals are struck on the best possible TcRc during the period and are specific for short-term supply.
Power
The electricity requirements of our copper smelter and refinery at Tuticorin are primarily met by the on-site
captive power plants. This plant uses coal that is imported from third parties. Our other captive power plants at Tuticorin operate on furnace oil that is procured through long-term contracts with various oil companies. During fiscal year 2022, no power was consumed for production purpose as the plant at the Tuticorin has been closed since FY 2019. We have outsourced the day-to-day
operations and maintenance of our captive power plants at Tuticorin. Our Silvassa facility relies on the state power grid for its power requirements.
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
Sales and Marketing
The 10 largest customers of our copper business accounted for approximately 40.6%, 47.61% and 45.25% of our copper business revenue in fiscal years 2020, 2021 and 2022 respectively.
Our copper sales and marketing head office is located in Mumbai, and we have field sales and marketing offices in most major metropolitan centers in India. We sell our copper rods and cathodes in both the domestic and export markets. In fiscal years 2020, 2021 and 2022 exports accounted for approximately 29%, 7.58% and 10.76% of the revenue of our copper business, respectively. Our export sales were primarily to China, UAE, Qatar, Belgium, Nepal and Taiwan. We also sell phosphoric acid and other by-products
in both the domestic and export markets.
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

Market Share and Competition
We own one of the two custom copper smelters in India and had a primary market share of 22% by sales volume in India. The other major custom copper smelter in India is owned by Hindalco Industries Limited, with the remainder of the primary copper market in India primarily served by imports and Hindustan Copper Limited.
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
Projects and Developments
Vedanta Limited had undertaken expansion projects to setup copper smelter plant II at Tuticorin costing
₹
 44,240 million ($ 583 million) to increase its total copper capacity to 800,000 tpa.
Vedanta Limited has incurred
₹
 8,090 million ($ 105 million) on these projects as of March 31, 2022. However, the expansion of the smelter was temporarily put on hold due to pending environmental clearances.
The application for renewal of the Environmental Clearance for the proposed Expansion Project has expired on December 31, 2018. We made a fresh application dated March 12, 2018, before the Expert Appraisal Committee of the MoEF&CC wherein a sub-
committee was directed to visit the Expansion Project site prior to prescribing the Terms of Reference.
In the meantime, the Madurai Bench of the High Court of Madras in a Public Interest Litigation held vide its order dated May 23, 2018, that the application for renewal of the Environmental Clearance for the Expansion Project shall be processed after a mandatory public hearing and the said application shall be decided by the competent authority on or before September 23, 2018. In the interim, the High Court of Madras ordered the Company to cease construction and all other activities on site for the proposed Expansion Project with immediate effect. Separately, State Industries Promotion Corporation of Tamil Nadu (“SIPCOT”) vide its letter dated May 29, 2018, cancelled 342.22 acres of the land allotted to us for the proposed Expansion Project. Further the TNPCB issued orders on June 7, 2018, directing the withdrawal of the CTE which was valid till March 31, 2023.
Hearing the case of expansion project, Madras High Court vide its order dated October 3,2018 has granted an interim stay in favour of the Company against order of SIPCOT dated May 29, 2018, cancelling 342.22 acres of the land allotted to us. The MoEF&CC has updated on its website that Vedanta Limited’s environmental clearance for expansion project will be considered for ToR either upon verdict of the NGT case or upon filing of a Report from the State Government/ District Collector, Thoothukudi. The existing EC has expired on December 31, 2018. We had applied for fresh environmental clearance in February 2018, but the application was not processed citing the pending litigation. Presently the EC application file has been closed by MoEF&CC.
The Company has also filed Appeals before the TNPCB Appellate Authority challenging withdrawal of CTE by the TNPCB, the matter is pending for adjudication. Matter was last listed on June 8, 2022, for Vedanta Limited to file counter to an implead application made by one Fatima Babu. The matter was last heard on June 8, 2022, wherein the TNPCB filed its counter in the matter. The matter is next listed for September 7, 2022. The Company has recognised a provision on impairment on its expansion project of
₹
 6, 692 million ($ 88 million).
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

Mining operations at BALCO’s Chotia Coal Mine Block have been suspended as low GCV has rendered operations being uneconomical. Further the Company has made a request for surrender of mining lease and discharge of CMDPA to the office of Nominated Authority in June 2021.
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
BALCO’s other bauxite mine is in Mainpat bauxite mine, which is an open pit mine located in the Surguja district of the state of Chhattisgarh. The Mainpat mine has been in production since 1993. Mining lease of the Mainpat mine has been renewed and is valid until July 8, 2042. During fiscal year 2020, mining operations were disrupted and under temporary suspension since October 11, 2019, as ore quality rendered operations uneconomical.
We own a 51.0% ownership interest in BALCO and have management control of the company. On March 19, 2004, we exercised an option to acquire the remaining ownership interest in BALCO, which is owned by the GoI. The exercise of this option has been contested by the GoI. See “
Item 4. Information on the Company—B. Business Overview—Our Business—Call Options over Shares
” for more information.
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
Overview
The following map shows details of the locations of BALCO’s facilities in the State of Chhattisgarh:

Bauxite Mines
Chhattisgarh Mines – Mainpat and Bodai-Daldali
BALCO has two captive bauxite mines, namely the Mainpat bauxite mine and the Bodai-Daldali bauxite mine, in the state of Chhattisgarh in Central India. The Mainpat mine is an open-pit
bauxite mine located in the Surguja district of Chhattisgarh. Mainpat mine has been in production since 1993 and has a leased hold area of 6.39 square kilometers. The bauxite extraction limit for the mine granted by MoEF&CC is 750,000 tpa. Mining lease of Mainpat mine has been renewed until July 8, 2042, and environmental clearances for the Mainpat mine has been renewed by MoEF&CC and is valid until September 16, 2038. BALCO had applied for renewal of forest clearance for forest land co-terminus
for the mining lease period, which is valid until July 8, 2042. During fiscal year 2020, mining operations were disrupted and were under temporary suspension since October 11, 2019, as ore quality rendered operations uneconomical.
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
A typical profile of the Chhattisgarh deposits comprises topsoil and soft overburden above the laterite. The upper laterite consists of hard, loose or indurated bauxite pebbles and boulders with a clear contact with the underlying hard bauxites. The bauxite occurs in discontinuous lenses up to four meters in thickness with laterite in filling joints and fractures with the bauxite. The contact with the softer lower laterite is usually gradational and irregular.
The bauxite ranges from hard to very hard with a natural moisture content of 3.0% to 10.0%, an in-situ
density of 2.3 tons per cubic meter. It comprises primarily gibbsite with bohemite and minor diaspore. The reactive silica content is low and iron is present in the form of hematite and aluminous goethite.
All mining and transportation at both mines are undertaken by contractors. One thin topsoil layer is removed by an excavator and is either transported to an adjacent storage point or an area that is being backfilled. The laterite layer is drilled and blasted. The overburden is then removed by backhoe, excavators and
15-ton
dumpers. Broken ore is hand-sorted, leaving waste material behind. Ore productivity is around 2 to 3 tons per person per day in the dry season which decreases to 1.25 to 1.75 tons per person per day in the wet season.
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
Total production at the Bodai-Daldali mine since the commencement of production has been 8.47 million tons of bauxite, with production in fiscal year 2020 totaling approximately 469,800 tons at 44.53% aluminium oxide and there is no production in fiscal year 2021 and 2022. Power is supplied on-site
by state electricity board (CSPDCL) and diesel generators. Water requirement for mines is fulfilled by surface water from rain water harvesting and pond developed at mines.
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
Overview
BALCO’s smelting facility is located at Korba in the state of Chhattisgarh and consists of a 245,000 tpa aluminium smelter and a 325,000 tpa aluminium smelter, 1,710 MW captive power plants, and an alumina refinery
(non-operational)
and fabrication facility. Out of the 1,710 MW, 540 MW captive power plant was commissioned in March 2006 and 900 MW was commissioned in fiscal year 2016. The remaining 270 MW power plant was transferred from power business to aluminum business on April 1, 2016 (Presently, the 270 MW power plant is under suspension) and one unit of 300 MW was converted from IPP to CPP from April 1, 2017 vide order dated January 1, 2019. BALCO now has only one 300 MW power unit operating as Independent Power Plant (reported in the power segment). The following table sets forth the total capacities as of March 31, 2022 at BALCO’s Korba

Capacity
Facility	Alumina	Aluminium	Power plant
	(tpa)	(tpa)	(MW)
Korba	200,000	245,000	1,710
Korba Smelter II	—	325,000 (1)
For the 325,000 tpa smelter, 84 pots were operationalized during fiscal year 2015. An additional 84 pots were operationalized during fiscal year 2017 and the remaining 168 pots commenced commercial production from May 1, 2017.
Refinery
Commissioned in 1973, uses the conventional high-pressure Bayer process and has a capacity of 200,000 tpa of alumina. The operations of the refinery have stopped since September 2009
.
Smelters
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
Thermal coal is a key raw material required for the operation of BALCO’s captive power plants. The major coal supplier in India is Coal India Limited and its subsidiaries (mainly, South Eastern Coalfields Limited) and coal mined from the captive Chotia coal block. The balance coal requirements is met from imports. The total volume of coal consumed annually by coal-fueled power plants is largely dependent on the amount of generation. During fiscal year 2022, total coal consumed by 135 x 4 MW and 300 x 3 MW power plants was 2.45 million and 4.05 million tons respectively.

Production Volumes
The following table sets out BALCO’s total production from its Korba facility for fiscal years ended March 31, 2020, 2021 and 2022:

		For the Year Ended March 31,
Facility	Product	2020	2021	2022
		(tons)
Korba	Ingots/Busbar/Billets	315,813	374,867	360,744
	Alloy Ingots	44,693	46,185	57,622
	Rods	172,002	118,691	130,124
	Rolled products	28,831	29,864	33,185

Total (1)		561,339	569,607	581,675

(1)	Reflects total of ingots, rods and rolled products.
The following table sets out the total bauxite ore production for each of BALCO’s mines for fiscal years ended March 31, 2020, 2021 and 2022:

		For the Year Ended March 31,
Mine (Type of Mine)	Products	2020	2021	2022
		(tons, except for percentages)
Mainpat (Open pit)	Bauxite ore mined	55,700	—	—
	Ore grade	42.60%	—	—
Bodai-Daldali (Open pit)	Bauxite ore mined	469,800	—	—
	Ore grade	44.53%	—	—

Total		525,500	—	—

Principal Raw Materials
The principal inputs of BALCO’s operations are alumina, power, carbon and certain other raw materials. In the past, Vedanta Limited has been able to secure an adequate supply of the principal inputs for its aluminium business.

•	Alumina
Alumina is the primary raw material used in the production of aluminium. BALCO sources its alumina requirements from Lanjigarh and from third- party suppliers in international markets In fiscal years 2020, 2021 and 2022, BALCO purchased 0.80 million tons, 0.92 million tons and 0.93 million tons of imported alumina at an average price of $ 373, $ 326 and $ 414 per ton respectively, on a cost, insurance and freight or CIF basis at the ports in Andhra Pradesh in India.

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
The total reserves at the Chotia block are 17.9 million tons with an annual production capacity of one million tons. However, based on changes proposed in the mining methodology in Mining Plan 4th Revision (with effect from April 2019), the balance extractable reserve was re-assessed
as 19.66MT and during FY 2019-2020, 1.0MT coal was produced from Chotia II, reducing the on date extractable coal reserve to 18.66MT and no major coal production (only MT produced) in this FY 2021 due to ongoing pandemic situation. And nil production in FY 2022 as the Mining operations at BALCO’s Chotia Coal Mine Block have been suspended as low GCV has rendered operations being uneconomical. BALCO’s total coal requirement at full capacity is approximately 6 million tons for power generation for smelting.
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
Water is also an important input for BALCO’s captive power plants. BALCO sources its water requirements at Korba from a nearby canal, with the water transported by pipelines. BALCO is currently in a dispute with the NTPC regarding the right of way for its water pipeline that supplies water to its 270 MW captive power plant, which has been built through NTPC premises. See “
Item 3D - Risks relating to our business
” for further details.

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
Sales and Marketing
BALCO’s ten largest customers for aluminium accounted for 53.6% ,53.2% and 50.71% of its revenue from the aluminium business in fiscal years 2020, 2021 and 2022 respectively. One of BALCO’s customers accounted for more than 15% of BALCO’s revenue in fiscal year 2022. Two of BALCO’s customers accounted for more than 15% of BALCO’s revenue in fiscal year 2021 and 2020. BALCO sells its products to both domestic and export markets. BALCO’s key customers include conductor manufacturers, railways, equipment and machinery manufacturers among other customers. We follow an
LME-based
pricing and product-wise premiums for both our domestic and global customers. Our sales are currently on both spot and long-term basis.
Projects and Developments
On October 7, 2006, BALCO entered into a memorandum of understanding with the state government of Chhattisgarh, India, and the Chhattisgarh State Electricity Board, under which, among other things, feasibility studies will be undertaken to build a thermal coal-based 1,200 MW power facility, along with an integrated coal mine in the state of Chhattisgarh at an estimated cost of
₹
 46,500 million ($ 613 million). The project was disrupted in September 2009 due to the collapse of a chimney under construction during heavy rains and lightning at Korba. There were 40 fatalities in the accident and SEPCO Electric Power Construction Corporation, our contractor and the sub-contractor
Gamon Dunkerley and Company Limited, are the subject of an investigation by the Chhattisgarh government. The next hearing will be listed in due course. The lower court is awaiting the order of the High Court of Chhatishgarh. We instituted an enquiry which was conducted by the Indian Institute of Technology Roorkee, an expert in the civil engineering field in India. The project was resumed in January 2010. BALCO has constructed 1,200 MW (300 MW x 4) thermal power plant. All the four units were commissioned during Fiscal Year 2016 and the last unit commenced commercial production on May 1, 2016. In addition, on August 8, 2007, BALCO entered into a memorandum of understanding with the state government of Chhattisgarh for a potential investment to build an aluminium smelter with a capacity of 650,000 tpa at Chhattisgarh at an estimated cost of
₹
 81,000 million ($ 1,067 million). The first of two phases of this project commenced with the setting up of a 325,000 tpa aluminium smelter at an estimated cost of
₹
 38,000 million ($ 501 million), which uses
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
On May 13, 2021, the Board approved the expansion of Rolled Product Capacity from existing 50 KTPA to 130 KTPA at a cost of
₹
 3,480 million ($ 46 Million) which will improve the plant’s VAP capacity and overall premium. Further, on July 26, 2021, the Board has approved the BALCO smelter expansion by 414 KTPA, subject to requisite government approvals at a cost of ~
₹
 66,110 million ($ 871 million) which will help to reach 92% VAP portfolio at BALCO. This includes investment made to build new township for improved safety and security

Market Share and Competition
For the fiscal year 2022, the estimated market share for Vedanta (including BALCO) in India for aluminium was approximately 47% among the primary aluminium producers in India, based on internal estimates.
Coal mining operations
Thermal coal is a key raw material required for the operation of BALCO’s captive power plants. In September 2014, the Hon’ble Supreme Court canceled all the coal blocks that had been awarded to companies in India by the Ministry of Coal between 1992 and 2012. Consequently, in February 2015, the GoI conducted an auction to award mining rights to successful bidders for all such coal blocks. During the fourth quarter of fiscal year 2015, BALCO was successful in securing the Chotia coal block in the GoI coal block auctions. The Chotia coal block was acquired to support BALCO’s captive power plants. BALCO was also successful in its bid for the Gare Palma IV/1 coal block, but the GoI challenged and rejected the award and BALCO does not intend to file any further petitions to appeal for its bid on the coal block.
The Chotia coal block is located in Korba district in the state of Chhattisgarh. The total reserves at the Chotia block are 17.9 million tons with an annual production capacity of one million tons. However, based on changes proposed in the mining methodology in Mining Plan 4th Revision (with effect from April 2019), the balance extractable reserve was re-assessed
as 19.66MT and during FY
2019-20,
1.0MT coal was produced from Chotia II, reducing the on date extractable coal reserve to 18.66MT and no major coal production (only 0.002 MT produced) in FY 2021 due to ongoing pandemic situation. There was nil production in FY 2022 as the Mining operations at BALCO’s Chotia Coal Mine Block have been suspended as low GCV has rendered operations being uneconomical.

Mine and Location	Means of Access	Ownership	Operator	Title, leases or Options	History	Mine type and mineralization style	Power source	Facilities, use and condition
Chotia Coal Mine, Tehsil-Podiuprodha District Korba State: Chhattisgarh	-Public road -Coal transported by road to BALCO plant in Korba District -Distance between mines and BALCO plant is 73 Km	BALCO-100.0%	-MDO-Mode Currently no MDO exists as mining operations are temporarily suspended due to COVID-19.	-Mining lease granted. -Mining lease is valid for 20 years -Lease executed on October 16, 2015 -Valid until-October 15, 2035	Mines commenced coal production in 2006 (by prior allottee, M/s Prakash Industries Ltd.) However, BALCO commenced coal mining operations in 2015
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

We source coal from the following principal sources:

•
Captive Coal Block at Chotia – BALCO sources coal from its own coal mine which has annual coal production capacity of one million tons and BALCO produced 0.002 million tons and 1.0 million tons during fiscal year 2021 and 2020 respectively and 0.67 million tons during fiscal year 2019. No production was generated in FY 2022, as the Mining operations at BALCO’s Chotia Coal Mine Block have been suspended since July 1, 2021 since low GCV has rendered operations uneconomical.

•
Other Sources – BALCO sources coal from other sources such as the GoI’s coal mining companies, long-term coal supply agreements and from imports. In fiscal year 2021, the total coal purchased from these other sources was 7.48 million tons. Set forth below is a map depicting the location of our coal properties for our coal mining operations:

Set forth below is a map depicting the location of our coal properties for our coal mining operations:

Set forth below are maps depicting access to Chotia coal blocks:

(a) Our Aluminium Business in Odisha
Our aluminium business in Odisha was previously operated by Vedanta Aluminium Limited, which was merged with us pursuant to the
Re-organization
Transactions. Our Odisha aluminium operations include a 2.0 million tpa alumina refinery at Lanjigarh, with an associated 75 MW captive power plant.

We have a greenfield 500,000 tpa aluminium smelter (“Plant 1”), together with an associated 1,215 MW (nine units with a capacity of 135 MW each). We also have another 1,250,000 tpa smelter (“Plant 2”) facilities in Jharsuguda along with associated 1,800 MW (three units of 600 MW each) coal- based captive power plant in Jharsuguda. The 1.25 million tpa smelter initially commenced its production on December 1, 2015 and 1,855 pots have been capitalized as of March 31, 2022. This facility is in the process of being ramped up to increase its total capacity to 1.75 mtpa, subject to obtaining the required approvals from the GoI.The alumina refinery at Lanjigarh produced 1.97 million tons of alumina in fiscal year 2022. The smelters at Jharsuguda reported cast metal production of 1.69 million tons in fiscal year 2022. The net power generation was 8,506 million units and 10,141 million units from the 1,215 MW power plant and 1,800 MW power plant respectively in fiscal year 2022.

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
The following map shows the details of the locations of the aluminium facilities in the State of Odisha:

The following table sets forth the capacities as on March 31, 2022 at our Lanjigarh and Jharsuguda facilities:

Facility	Capacity (tpa)
Lanjigarh Alumina Refinery	2,000,000
Jharsuguda Aluminium Smelter	500,000
Jharsuguda Aluminium Smelter (partially completed)	1,250,000

➢	Lanjigarh
Alumina refinery and captive power plant
The Lanjigarh alumina refinery is in the Kalahandi district in the state of Odisha. In March 2007, we began the progressive commissioning of a 1 mtpa greenfield alumina refinery, expandable to 1.4 mtpa of installed capacity and an associated 75 MW captive power plant, expandable to 90 MW. The captive power plant is fully operational and can meet the power requirements of the refinery. The second production stream of the Lanjigarh alumina refinery was commissioned in March 2010. Production of alumina at the refinery at Lanjigarh was suspended since December 5, 2012, due to inadequate availability of bauxite and the plant recommenced operations on July 12, 2013.

Initially in 2008, we planned to expand our alumina refining capacity at Lanjigarh to 6 mtpa and construct an associated 210 MW captive power plant. The expansion of the alumina refinery and related mining operations in and around the Niyamgiri was put on hold in October 20, 2010, when the MoEF&CC directed us to hold from further expansion.
Against this order, we filed a writ petition in the High Court of Odisha and the Court dismissed our petition. We subsequently made an application to the MoEF&CC. The environmental clearance for the Lanjigarh expansion project was received on November 20, 2015 for up to 4 mtpa, and an additional environmental clearance for up to 6 mtpa is subject to the completion of land acquisition of the balance area of 666.03 HA. Further, a consent to establish for 4 mtpa and a CTO for 2 mtpa has also been obtained. As approvals for expansion of the Lanjigarh refinery to 4 mtpa has been received, second stream operations have commenced at the Alumina refinery from April 2016 and the debottlenecked capacity has reached 2 mtpa (although this is contingent on the bauxite quality). However, on February 18, 2016, an individual challenged the environmental clearance granted for the alumina refinery expansion at Lanjigarh before the NGT, Kolkata, wherein MoEF&CC, Odisha State Pollution Control Board and us have been made parties. and the matter remains sub judice for hearing and no stay has been granted of the environmental clearance. On August 6, 2021, we received environmental clearance for 6 MTPA. On May 2, 2022, the matter was listed for final hearing before a special bench of the NGT, wherein the bench disposed off the appeal by directing the Environmental Clearance received for 6 MTPA on August 6, 2021 to remain intact for the expansion project. Certain additional directions were also passed with regards to payment of Environmental Compensation and a setting up of a Committee to formulate additional conditions on water drawl from Tel river, Fly Ash utilisation, Red Mud utilisation/disposal and approve restoration plan for utilising the compensation amount. See “
Item 8. Financial Information - A. Consolidated Statements and Other Financial Information – Legal Proceedings
” for further details.

➢	Jharsuguda
Aluminium smelter and Captive Power Plant
We have a greenfield 500,000 tpa aluminium smelter together with an associated 1,215 MW (nine units with a capacity of 135 MW each). We also have another 1,250,000 tpa smelter facilities in Jharsuguda along with associated 1,800 MW (three units of 600 MW each) coal-based captive power plant in Jharsuguda. The 1.25 million tpa smelter initially commenced its production on December 1, 2015 and 1,855 pots have been capitalized as of March 31, 2022. This facility is in the process of being ramped up to increase its total capacity to 1.75 mtpa, subject to obtaining the required approvals from the GoI.
In this respect, the Board has approved 100 KTPA smelter expansion on May 13, 2021, along with investment in the railway infrastructure to sustain the increased volume and operation. Further, various VAP capacity expansion projects have been approved by the Board.
Production Volumes
The following table sets out total production from our Lanjigarh and Jharsuguda facilities for fiscal years 2020, 2021 and 2022. The numbers reported for Jharsuguda are cast metal production volumes.

		For the year ended March 31
Facility	Product	2020	2021	2022
		(tons)
Lanjigarh	Calcined alumina	1,810,702	1,840,894	1,967,910

Jharsuguda	Ingots	792,890	863,117	1,052,179
	Primary Foundry Alloys	21,611	11,371	—
	Billets	309,088	264,693	3,90,766
	Wire rods	161,694	201,756	2,00,332
	Hot metal	30,713	22,535	13,496
	Slab	26,648	36,403	—
	Cast Bar	—	—	29,924

➢	Principal Raw Materials
The principal inputs of the aluminium operations are bauxite, alumina, power, carbon, water and certain other raw materials.

(i)	Bauxite
Currently, bauxite is being sourced primarily through imports (36.7%) and Odisha Mining Corporation (63.3%).
We have entered into long term agreement with Odisha Mining Corporation (“OMC”) in accordance with state policy and supply of bauxite to the Lanjigarh refinery has started from first quarter of fiscal year 2019. The long-term linkage agreement is for upto 70.0% of the saleable stock that has been signed between OMC and Vedanta Limited for a period of five years. The balance 30.0% will be sold through auction, through national
e-auction
to be conducted regularly on fixed intervals of six months.

(ii)	Alumina
Alumina is the primary raw material used in the production of aluminium. Currently for Jharsuguda operations, alumina is being sourced from Lanjigarh (54.1%), other domestic sources (5.9%) and remaining (40.0%) through imports from Indonesia, Australia, Vietnam and other countries. The alumina sourced externally is metallurgical grade calcined alumina with a minimum alumina content of 98.6% on a dry basis. In fiscal years 2020, 2021 and 2022, we purchased 1.07 million tons, 1.02 million tons and 1.36 million tons of alumina at an average price of $ 367 per mt, $ 305 per mt and $ 432 per mt respectively on a cost, insurance and freight basis at the ports situated in the state of Andhra Pradesh.

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
from Coal India Limited.
The total volume of coal consumed annually by coal-fueled power plants is largely dependent on the amount of generation. During fiscal year 2022, total coal consumed by 135 x 9 MW and 600 x 3 MW power plants was 7.79 million tons and 8.51 million tons respectively.
We secured the Jamkhani coal block in the captive coal block auctions conducted by the Ministry of Coal, GoI. It will cater to power generation for Jharsuguda smelting operations. We have signed the Coal Mine Development and Production Agreement (“CMDPA”) with GoI and received Vesting Order for the coal block. The mine currently has a capacity of 2.6 mtpa. The production at this mine is expected to commence from July 2022. We expect it to improve our coal materialization performance for Jharsuguda.
The Company has secured the Radhikapur West coal block in tranche 11 of the coal block auction. The Company entered into the CMDPA with the GoI on January 11, 2021. This has a mine capacity of 6 mtpa. The production at this mine is expected to commence from September 2022.
During the year, the Company won the Kuraloi (A) North Coal Block during the first tranche of auction under the MMDR Act. Vedanta Limited entered into the CMDPA in respect of such coal block with the GoI on 3 September 2021. The mine has a capacity of 8 mtpa, which can additionally help us to meet the group’s coal requirements. The production at this mine is expected to commence from September 2023.

(iv)	Water
Water is also an important input for our captive power plants. We source our water requirements at Jharsuguda from Hirakud Dam situated over a distance of 33 km, with the water transported by pipelines. Water from the dam is stored at water reservoir inside the plant, from where the water is purified in a demineralize plant to make it fit for use in the power plant.

(iv)	Carbon
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

(v)	Other Raw Materials
We also use other raw materials such as fluorides and other chemicals. For these raw materials, there are several sources of supplies in the domestic and international markets, and we do not foresee any difficulty in securing supplies when needed.

➢	Distribution, Logistics and Transport
The alumina purchased from third party suppliers is transported to the Jharsuguda facility by rail from ports. Our aluminium products are transported from the Jharsuguda facility to domestic customers through a combination of road and rail and shipped for export.

➢	Sales and Marketing
Our 10 largest customers of Jharsuguda accounted for approximately 66.0%, 65.0% and 67% of Odisha aluminium business in fiscal years 2020, 2021 and 2022 respectively. One of our customers accounted for greater than 10% of aluminium business revenue in fiscal year 2022. Three of our customers in fiscal years 2021 accounted for greater than 25% and two of our customers in fiscal year 2020 accounted for greater than 10.0% of aluminium business revenue.
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
On August 6, 2021, we received environmental clearance for 6 MTPA. See “
Item 8. Financial Information—A. Consolidated Statements and Other Financial Information – Legal Proceedings
” for details. As of March 31, 2022, we spent
₹
 51,903 million ($ 681 million) on the Lanjigarh expansion project (up to 6 mtpa) including other auxiliary assets. Total Project cost for refinery expansion upto 5 MTPA is estimated at
₹
 108,120 million ($ 1,425 million). On February 3, 2021, the expansion plan to increase the capacity of the Lanjigarh alumina refinery to 5 MTPA was approved by Vedanta Limited Board, subject to requisite Government approvals and further on May 13, 2021, the Board approved the estimated cost of
₹
 46,810 Million ($ 617 million). The completion of this expansion plan will place the Lanjigarh alumina refinery as one of the world’s largest single-location alumina refinery complex.
We had invested an estimated
₹
 150,380 million ($ 1,982 million) to set up 1,250,000 tpa aluminium smelter at Jharsuguda. As of March 31, 2022, we have already spent
₹
 230,265 million ($ 3,035 million) on this project.

Our Power Generation Business
Overview
We have been building and managing power plants since 1997. As of March 31, 2022, the total power generating capacity of our thermal power plants, wind power plants and gas-based
plants was approximately 9,300 MW, which includes our seventeen thermal coal-based captive power plants (plant at Tuticorin is inactive) with a total power generation capacity of 5,685.5 MW. The following table sets forth information relating to our existing power plants as of March 31, 2022:

Fiscal Year Commissioned	Capacity (MW)	Location	Fuel Used
1988 (1)	270	Korba	Thermal Coal
1997	24	Tuticorin	Liquid fuel
1999	75	Mettur Dam	Thermal Coal
2003	14.8	Debari	Liquid fuel
2003	6	Zawar	Liquid fuel
2003	14.8	Chanderiya (2)	Liquid fuel
2003	4.8	Cambay	Gas based
1999 and 2003	10	Ravva	Gas based
2005	7.5	Tuticorin	Liquid fuel
2010	15	Pantnagar	Liquid fuel
2005	154	Chanderiya	Thermal coal
2006	540	Korba	Thermal coal
2008	75	Lanjigarh	Thermal coal
2007	107.2	Gujarat and Karnataka	Wind (3)
2007	30	Amona	Gas based
2008	91.5	Chanderiya	Thermal coal
2009	90	Zawar	Thermal coal
2009	16	Gujarat and Karnataka	Wind (3)
2009	675	Jharsuguda	Thermal coal
2009	25	Mettur Dam	Thermal coal
2019	2	Rajasthan Raageshwari Gas terminal	Gas based
2010	540	Jharsuguda	Thermal coal
2010	3.3	Rajasthan Raageshwari Gas terminal	Gas based
2010	14.4	Gujrat Viramgam Terminal	Gas based
2010	32.9	Pipeline Above Ground Installations	Gas based
2011	1,200.00	Jharsuguda	Thermal coal
2011	47.7	Rajasthan and Karnataka	Wind (3)
2011	170	Dariba	Thermal coal
2012	102.6	Karnataka, Maharashtra, Rajasthan and Tamil Nadu	Wind (3)
2012	600	Jharsuguda	Thermal coal
2012	30	Amona	Gas based
2012, 2013 and 2014	120	Bokaro	Thermal Coal
2013	600	Jharsuguda	Thermal coal
2013	80	Tuticorin	Thermal coal
2013	6.5	Mettur Dam	Thermal coal
2014	80	Tuticorin	Thermal coal
2010 and 2014	60	Rajasthan Mangala Processing terminal	Gas Based
2015	39.9	Gujrat Bhogat terminal	Gas Based
2015	660	Mansa- Talwandi Sabo Road, Mansa, Punjab	Thermal coal
2016	660	Mansa- Talwandi Sabo Road, Mansa, Punjab	Thermal coal
2016	1200	Korba	Thermal coal
2017	660	Mansa- Talwandi Sabo Road, Mansa, Punjab	Thermal coal
2017	12	Debari	Solar
2017	4	Dariba	Solar
2018	22	Agucha	Solar
2020	0.766	Chanderiya	Solar
2020	0.25	Dariba	Solar
2020	0.072	Debari	Solar
2020	0.15	Zawar	Solar
2020	0.083	Agucha	Solar
2021	37	Rajasthan Raageshwari gas terminal	Gas based
2021	100	Bhadrak, Orissa	Thermal Coal

Total	9,331.22

Power generation plant at Tuticorin and Mettur is inactive
Note: At HZL, we also have 40.67 MW of power capacity through waste heat recovery from roasters and Steam Turbo Generator
(1)	Commissioned prior to our acquisition of BALCO in 2001. The 270 MW power plant was transferred from power business to aluminium business on April 1, 2016.
(2)	Transferred from Debari to Chanderiya in March 2009.
(3)	Our wind power plants are not for captive use.
ESL was acquired in 2018, however the commissioning date is pre acquisition date.

Power Sales volumes
The following table sets out total power sales volumes in MU for the last three fiscal years:

Facility	For Fiscal Year Ended March 31,
	2020	2021	2022
BALCO 300 MW (2)	1,726	1,596	1,139
Jharsuguda coal based independent thermal power plant (1)	776	2,835	2,060
HZL Wind Power Plant	437	351	414
TSPL	8,223	6,479	8,259

Total	11,162	11,261	11,872

(1)	Three Jharsuguda 600 MW power plants were transferred from the power to aluminium business on April 1, 2015.
(2)
One of the 300 MW IPP unit at BALCO was converted to CPP as on April 1, 2017 vide order dated January 1, 2019. The figures reported for 2019 are for 600 MW IPP operations until order date. The figures reported for 2020, 2021 and 2022 are for 300 MW IPP operations.

As the MALCO plant has been put under care and maintenance from May 26, 2017, therefore no production of power after May 26, 2017.
Commercial power plants
We have a 2,400 MW coal based thermal power plant facility (comprising four units of 600 MW each) in Jharsuguda in the state of Odisha. The power plant was earlier operated through Sterlite Energy and is now a part of Vedanta pursuant to the
Re-organization
Transactions. The plant has been built with an estimated investment of approximately
₹
 82,000 million ($ 1,121 million). The first unit of commercial operation commenced on November 10, 2010. The second unit was operational on March 30, 2011, and the third unit was operational on August 19, 2011. The fourth unit commenced operation on April 26, 2012. On June 17, 2015, we filed a petition before Odisha Electricity Regulatory Commission (OERC) to convert 2,400 MW IPP into captive generating plant to cater the power needs of 1.25 mtpa smelter at Jharsuguda and consequently, the Odisha Electricity Regulatory Commission (OERC) issued an order dated January 27, 2016 of conversion of three units into captive generating plants with effect from April 1, 2015, while retaining the IPP status of one unit (Unit 2) to fulfill the obligations under the power purchase arrangements (PPA) with GRIDCO. As a result, three out of four 600 MW units were converted to captive generating plants. We had applied to the Ministry of Coal for allotment of coal blocks and long term coal linkages, which are long term supply contracts for delivery of coal to meet contract specific requirements for captive use. In January 2008, the Ministry of Coal jointly allocated the coal blocks in Rampia and Dip Side Rampia in the state of Odisha to six companies, including Sterlite Energy. The six companies entered into an agreement to jointly promote a new company called Rampia Coal Mine and Energy Private Limited (RCMEPL), which was incorporated in February 2008.
The Company invested in RCMEPL, a joint venture incorporated in India that was set up for the purpose of developing coal blocks. The Company acquired
₹
 27.2 million equity shares of
₹
 1 each, representing 17.39% of the total equity shares. However, due to the cancellation of coal blocks by the Hon’ble Supreme Court, an impairment loss of
₹
 27.2 million was recognized in respect of such investment in FY 2015.
IPPs in Odisha source coal from GoI’s coal mining companies and long-term coal supply agreements with various state government under PPAs and linkage auction coal. During fiscal year 2022, 1.7 million tons of coal was purchased from these sources towards Vedanta Limited’s Jharsuguda IPP as compared to 0.45 million tons and 2.34 million tons purchased during fiscal year 2020 and 2021 respectively.
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
PPA with GRIDCO
In September 2006, Sterlite Energy entered into a PPA with GRIDCO, which was amended in August 2009 and further amended in December 2012, in which GRIDCO was granted the right to purchase up to 25.0% of the power sent out from the power plant after adjustments for auxiliary consumption by us. Further, if the coal block is allocated within the state, GRIDCO shall at all the time have right on behalf of the state government of Odisha to receive additional 7.0% of the power generated (after adjustments for auxiliary consumption by the power plant) from the Jharsuguda power project at variable cost, otherwise, if no coal block is allocated within the state, then additional 5.0% of the power generated (after adjustments for auxiliary consumption by the power plant) at variable cost. GRIDCO will have the right to purchase power from us for a period of 25 years from the date of commercial operation of the last unit i.e., April 26, 2012. The tariff for the PPA is revised once in every five years via the mandate of OERC.

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
On June 12, 2013, the Orissa Electricity Regulatory Commission (OERC) pronounced a decision and working methodology on tariff determination in relation to the procurement of power by GRIDCO for the period from November 2010 to March 2014. Aggrieved by the order, Company filed a review petition before the OERC that was nevertheless disposed by the OERC on September 25, 2013. Aggrieved by the decision of OERC, Company filed an appeal on limited grounds with Appellate Tribunal for Electricity (APTEL) on October 28, 2013. The appeal on limited grounds was dismissed by APTEL on May 10, 2016 but directing the OERC to consider the post-merger debt equity related claim of Vedanta Limited on merits.
Additionally, GRIDCO filed an appeal against the OERC tariff order dated June 12, 2013, in APTEL on the transmission constraint issue. This appeal was dismissed by APTEL on May 10, 2016, as it upheld the decision on transmission constraints as passed in the original OERC order. Simultaneously, APTEL also dismissed our appeal filed on October 28, 2013, vide order dated May 10, 2016, while upholding the issue of transmission constraints.
The OERC through its order dated April 17, 2017, allowed that, for calculating plant availability factor achieved during the month (“PAFM”) of the IPP, the carrying capacity of the line at 400 MW in a sustainable mode should be taken into consideration. Accordingly, while calculating the PAFM of the installed capacity of
Unit-II
of IPP should be taken as 400 MW or actual injection whichever is higher. The aforesaid mechanism should be adopted for the period from November 2010 until the transmission line constrain was resolved. The said order confirmed the findings of transmission line constraint and provided for a mechanism for calculating PAFM and thus allowing Vedanta Limited to claim higher annual fixed charge.
Aggrieved by the aforesaid order of OERC, GRIDCO filed an application to review the order. The hearings in review petition have been concluded and order has received on May 16, 2018, in which OERC dismissed the review petition of GRIDCO.
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
Arguments have been concluded in the matter. The APTEL vide Order dated November 22, 2021, has dismissed the appeal and has directed GRIDCO to pay
₹
 4,480 million ($ 59 million) within one month from the date of Judgement to Vedanta Limited. GRIDCO has filed a civil appeal against order dated November 22, 2021, before the Hon’ble Supreme Court which is awaited to be listed.
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

OERC through its order dated February 26, 2018, has approved the claim of the Company in relation to the revised debt equity structure post its merger with Sesa Goa in 2013. The OERC in its order has allowed GRIDCO to pay the total amount in six half yearly instalments without interest from FY 2009-2014. The Company has filed review petition with OERC in May 2018, primarily on the limited issue of non-grant
of interest to it. The OERC has disposed the matter vide order dated January 8,2021 by dismissing our review petition summarily on the ground that ex-facie
there are no grounds of review in the present matter and disallowing our claim of carrying cost for tariff period
2010-14.
Subsequently, we have filed an appeal against the order dated January 8, 2021, and order dated February 26, 2018, before the APTEL. The listing of the matter is awaited. The Company, based on legal advice, firmly believes that its right to interest (time value of money) is protected under the Electricity laws and OERC has erred in allowing interest-free payment to GRIDCO.
The Company also filed Multi Year Tariff (“MYT”) petition for fixation of tariff for the period starting fiscal year 2015 to fiscal year 2019. The hearing on the matter has concluded and the order has been issued by OERC on June 29, 2018. The tariff has been approved as per the CERC Tariff Regulation, 2014-2019 till October 9, 2014, and beyond this period based on OERC Tariff Regulation, 2014. The order does not have any significant impact on the basis of revenue recognition in the books except while allowing interest on working capital one month receivable has been considered instead of two months allowed as per PPA. We have file reviewed petition on limited issue of interest on working capital and rate of interest. OERC vide order dated November 3, 2021, disposed of the review petition and rejected our plea.
GRIDCO Power purchase agreement amendment matter (Short supply issue) See “
Item 8. Financial Information - A. Consolidated Statements and Other Financial Information – Legal Proceedings
” for details.
We were not able to supply power to GRIDCO up to December 2019 due to non-supply
of linkage coal from Mahanadi Coalfields Limited (“MCL”) despite the continuous follow-up
from GRIDCO and the Company. However, effective January 2020, we have recommenced power supply to GRIDCO consequent to the resumption of linkage coal supply from MCL.
One customer of our Odisha power business accounted for 100.0% of Odisha power business in fiscal years 2020, 2021 and 2022.
Talwandi Sabo
In July 2008, Sterlite Energy succeeded in an international bidding process and was awarded the project for the construction of a 1980 MW coal-based thermal commercial power plant at Talwandi Sabo in the state of Punjab in India. The project was bid as
Case-2
tariff based competitive bidding implying that the developer had to quote for capacity charges and efficiency. Fuel costs subject to quoted efficiency was to be pass-through. All necessary approvals for the project have been obtained and commissioning of this project was carried out in stages. The estimated cost of the project was
₹
 115,460 million ($1,521 million). The boiler light up and synchronization of the first unit was achieved in fiscal year 2014, and coal logistics were established in fiscal year 2014.
The first and second 660 MW units of the Talwandi Sabo power plant were capitalized in fiscal years 2015 and 2016 respectively. The third 660 MW unit was capitalized on September 1, 2016, after successful completion of trial runs.
In May 2008, Sterlite Energy entered into an
on-shore
and offshore engineering, procurement and construction contract with SEPCO Electric Power Construction Corporation (“SEPCO”), for Sterlite Energy’s Talwandi Sabo thermal power project for
₹
 66,560 million ($ 877 million). A novation agreement in favor of TSPL was executed in November 2009. The contract was revised upwards by $74 million on November 15, 2012, to reflect the set-up
and commissioning of three units of power at the Talwandi Sabo thermal power plant.
SEPCO’s obligations under the contract include testing and delivery of plant and equipment, system design and engineering of plant and equipment in accordance with technical specifications, supervision of civil, structure and manufacturing work, custom clearance, port clearance, inland transportation of offshore as well as onshore plant and equipment, unloading, storage and preservation for all equipment and material required, ash disposal among others within the period specified in the contracts. The fixed contract price is payable in multiple installments according to a fixed payment schedule. SEPCO has provided performance guarantees with respect to various parameters, for instance, net unit heat rate of 2,222.80 kwph/kcal and net unit electric output of 611.82 MW. On February 3, 2016, TSPL terminated the SEPCO EPC contract, due to delays in setting up the project, and for certain defects and deviations not being resolved in a timely manner. However, on April 16, 2016, the parties reached an agreement for the settlement of the EPC contract issues. The revised value of the contract stands at $ 1,041.8 million for offshore supply and service, and
₹
 21,371 million for onshore supply and service.

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
TSPL sources coal from sources such as the GoI’s coal mining companies and imports. In fiscal year 2022, the total coal purchased from these sources was 5.77 million metric tons.
The total volume of coal consumed annually by our coal-fueled power plants is largely dependent on the amount of generation and ranges between 6.99 million to 8.16 million metric tons for plant load factor (“PLF”) ranging from 60.0% to 70.0%.
In TSPL, there is only one customer which accounted for 100.0% of TSPL power business in fiscal years 2020, 2021 and 2022.
There are some dispute with customers which are subjudice.
See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information – Legal Proceedings

➢	BALCO
BALCO’s power business includes only one unit of 300 MW power plant at BALCO’s Korba facility. The 270 MW power plant was transferred from power business to aluminium business on April 1,2016 and is no longer operational. BALCO had constructed an IPP 600 MW coal-based thermal power facility in the state of Chhattisgarh which had received approval to operate on January 14, 2015, from the regulatory authorities. One unit of 300 MW was commissioned during fiscal year 2016, and the second unit was commissioned in March 2016 and commenced commercial production on May 1, 2016. One unit of 300 MW has been converted from IPP to CPP from April 1,2017 vide order dated January 1, 2019.

➢	HZL – Wind Power Plants
As of March 31, 2022, wind power plants have the combined power generation capacity of 273.5 MW which was commissioned in earlier fiscal years in the States of Gujarat, Karnataka, Tamil Nadu, Maharashtra and Rajasthan in India at a total cost of
₹
 14,540 million. The electricity from these wind power plants is sold to State Electricity Boards.

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
In fiscal year 2022, no coal was purchased from these sources.
No revenue was earned in MALCO from the power business during the fiscal years 2020, 2021 and 2022 since the plant is under care and maintenance.
Our Steel Business
Overview
ESL’s manufacturing facility is a greenfield integrated steel plant located near Bokaro, Jharkhand, India, which has a current capacity of 1.5 mtpa and the potential to increase to 2.5 mtpa. It primarily consists of one sinter plant, a vertical coke oven plant, two blast furnaces, an oxygen plant, a lime calcination plant, a steel melting shop, a wire rod mill, a bar mill, a captive power plant and a DI pipe plant. One blast furnace and horizontal coke oven is under commissioning. ESL is selling primarily TMT bars, wire rods, DI pipes, Pig iron and steel billets in open market and has established its presence in the domestic market.

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
Sintering is agglomeration of iron ore fine particles (ranging from 0mm to 8mm) along with flux fine particles at high temperature (ranging from 1200° C to 1300°C) using coke fine particles as solid fuel to raise the temperature. During agglomeration at high temperature all constituent materials fuse together and become a porous heterogeneous solid mass (lump) called Sinter. The formation of such lumps is caused by an incipient fusion of ore particles at the contact surface which binds together and formation of diffusion bond through recrystallization and crystal growth of hematite and magnetite which keeps the particles together without melting. There are two sets of 105 square meter sintering machines with annual output of 2.25 mt of sinter. Sinter produced is transferred to blast furnace for hot metal production.

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
BF-1
having furnace size of 1,050 cubic meter (semi-constructed). We are producing at the run rate of 1.5 mt of hot metal annually.

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
There are two types of rolling mills, i.e., bar mill and wire rod mill. ESL’s bar mill is a continuous mill with horizontal-vertical combination. Bar mill is having annual production capacity of 0.7 mtpa. In our bar mill, slit rolling process is adopted for 10mm, 12mm and 16mm of TMT bars. The designed maximum finishing rolling speed is 18 m/s. The mill is designed to make TMT bars of size ranging from 10mm to 40mm but TMT bars of diameter 8mm are also being made using the 125x125mm steel billets. TMT bar mill has 18 number of stands having horizontal vertical combination.
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
Production volumes
The following table sets out ESL’s total production from Bokaro facility for fiscal years ended March 31, 2020, 2021 and 2022:

SI. No.	Product	2020 (tons)	2021 (tons)	2022 (tons)
1	TMT	468,396	337,583	398,579
2	Wire rod	412,948	360,874	420,509
3	DI pipe	154,721	134,605	163,882
4	Pig iron	167,305	188,979	185,855
5	Steel billet	27,456	165,273	91,344

Total		1,230,826	1,187,314	1,260,169

Principal Raw Materials
The principal inputs of ESL’s operations are iron ore and coking coal. In the past ESL has been able to secure an adequate supply of the principal inputs for its business.
–
Iron
ore
Iron ore is sourced from merchant mines in Odisha and Jharkhand and is transported by railway and road. ESL has also bought 2 captive mines in Barbil region, Odisha which will provide iron ore security from long term point of view. Iron Ore is also bought from Karnataka basis cost benefit analysis.
– Coking Coal
Our metallurgical coke requirements are met by captive metallurgical coke plant and the principal raw materials for the manufacture of metallurgical coke are hard-high fluidity coals, prime hard, semi-hard and pulverized coal injection coking coals. These raw materials are imported from various international suppliers primarily from Australia, US, Russia, Indonesia etc. The availability is subject to seasonal supply constraints on specific mines and grades. The prices are subject to volatile index movements of international coking coal prices.
Distribution, Logistics and Transport
Raw material mainly coking coal and pulverized coal injection are imported by vessel and then transported through rail/road from Indian port to plant. Domestic raw materials which is mainly iron ore is transported through rail and road. Finished and semi-finished goods are transported by road only.
Sales and Marketing
The 10 largest customers of our steel business accounted for approximately 29.74% 30.37% and 34.6% of our steel business revenue in fiscal years 2022, 2021 and 2020 respectively. None of our customers accounted for greater than 10.0% of steel business revenue in fiscal years 2022, 2021 and 2020.
The 10 largest customers are mainly from construction and original equipment manufacturing industry and are spread across India. We have marketing offices in Kolkata, West Bengal, as well as two sales offices in Delhi and Mumbai, along with regional managers for sales in four regions across India. In fiscal years 2022, 2021, and 2020 the export sale accounted for 9%, 8% and 0.4% respectively. Currently, sales is majorly focused on domestic market and the decision to export is taken where prices are lucrative. Pricing is fixed as per the domestic market trend and is at par with major producer’s month on month. We supply on order-to-order
basis, with delivery schedule defined in purchase orders.
Market Share and Competition
The total crude steel production of all producers of crude steel in India for fiscal year 2022 stood at 120 million ton (“MT”). The share of Steel Authority of India Limited, Rashtriya Ispat Nigam Limited, Tata Steel Limited, Arcelor Mittal, JSW Steel Limited, Jindal Steel and Power Limited together was 65.5% of the total production of crude steel for fiscal year 2022 i.e. 78.592 MT. Vedanta Limited’s total production of hot metal in fiscal year 2022 stood at 1.355 MT.

Port Business
We have a 100.0% interest in Vizag General Cargo Berth Private Limited (“VGCB”) as of March 31, 2022, a consortium between Vedanta Limited and Leighton which won the bid to mechanise the coal handling facilities and upgrade the general cargo berth for handling coal at the outer harbour of Vishakhapatnam port, on the east coast of India.
The capacity of the upgraded berth is 10.18 mtpa. VGCB had entered into an agreement on June 10, 2010, with the port authority, Vishakhapatnam Port Trust, to mechanise the coal handling facilities and upgrade the general cargo berth on a design-build-finance-operate-transfer basis for 30 years commencing on the date of award of concession. Vishakhapatnam Port Trust receives a royalty of 38.1% of the gross revenue as per TAMP tariff from the cargo handling activities as set out in the concession agreement.
Construction was completed on April 8, 2013, and commercial operations started in same year. The project cost was approximately
₹
 6,228 million (approximately $96 million). As of March 31, 2022, the total cost (Gross block) was 6,831.67 million ($90.04 million) including interest capitalisations.
During the fiscal year 2022 VGCB had handled a volume of 6.48 million tons i.e., 49% higher volumes compared to fiscal year 2021. The EBITDA for VGCB for fiscal year 2022 is
₹
 446 million ($5.88 million).
Sterlite Ports Limited, a 100.0% subsidiary of Vedanta Limited has received an award of letter dated March 31, 2016, for redevelopment of berths 8, 9, barge berths and mechanical ore handling plant at the Port of Mormugao, Goa on a design-build-finance-operate-transfer basis for 19 mmtpa capacity multi-cargo port terminal. A special purpose company, “Goa Sea Port Private Limited” was incorporated on July 5, 2016, as a wholly owned subsidiary of Sterlite Ports Limited. Goa Sea Port Private Limited entered into an agreement on September 22, 2016, with the Mormugao Port Trust, to operate the berth on a build-finance-operate transfer basis for 30 years commencing on the date of award of concession.
On February 15, 2020, Goa Sea Port Private Limited received a letter from the Mormugao Port Trust terminating the MPT Concession Agreement (the “Termination Letter”) on the basis that both Goa Sea Port Private Limited and the Mormugao Port Trust had not fulfilled the conditions precedent required of them under the MPT Concession Agreement. Under the MPT Concession Agreement, the Mormugao Port Trust was required to obtain the relevant environmental clearance approvals for the project along with the handover of the project site whilst Goa Sea Port Private Limited was required to, inter alia, provide the relevant financing arrangements including a performance bank guarantee in respect of the project. As a result of a delay in obtaining the environmental clearance approvals, the Mormugao Port Trust was not able to hand over the project site to Goa Sea Port Private Limited. In turn, Goa Sea Port Private Limited was not able to fulfil its certain financing arrangement responsibilities as the project site was not handed over to it. Pursuant to the Termination Letter, the Mormugao Port Trust had offered to return the performance bank guarantee to Goa Sea Port Private Limited unconditionally and to also allow Goa Sea Port Private Limited to participate in future public-private partnership projects with respect to the development or redevelopment the Port of Mormugao. At this juncture Company has accepted the termination of concession agreement.
Glass substrate business
On December 28, 2017, the Group acquired 51.63% equity stake in AvanStrate Inc. (“ASI”) for a cash consideration of
₹
 1 million ($ 0.01 million) and acquired debts for
₹
 9,832 million ($ 130 million). Additionally, a loan of
₹
 469 million ($ 6 million) was extended to ASI. ASI is involved in the manufacturing of glass substrate. The financial results of ASI for the fiscal year 2022 have been included in the consolidated financial statements of the Group.
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
Significant recovery in Panel and Glass Industry and successful start of new business during the last one year has led to increase in demand and profitability in the glass substrate business. Accordingly, the Group has assessed the recoverable value of all its assets and liabilities which do not require to record any impairment charge during the year ended March 31, 2022.
ASI is one of the 4 manufacturers globally specializing in LCD glass substrates for LCD Panels. These glass substrate sheets are the main inputs in LCD Panels used in TV’s, computers, mobile phone screens and other display devices.
Ferro Alloys business
Overview
FACOR has Charge Chrome Plant (CCP) which was established in 1983 and is one of the India’s largest producers and exporters of Ferro Alloys, an essential ingredient for production of steel and stainless steel.

FACOR has the capacity to produce 80,000 TPA of Charge Chrome / Ferro Chrome along with a 100 MW power plant in Bhadrak, Orissa. It has also established a mining complex at Jajpur and Dhenkanal districts in Orissa for the mining of Chrome Ore having annual capacity of 250,000 TPA.
– Mining division
Sukinda Chromite valley has 93% of total resources in India and currently 100% ore production of India is coming from this Sukinda valley. Ferro Alloys Corporation Ltd. (FACOR) contributes 8% of Indian chrome ore production. Chromite deposit in Sukinda Valley is the richest deposit in India covering about 40 square kilometers was discovered in Jajpur District. FACOR has 2 open pit running mines and 1 underground mines in the Odisha state.
The Ostapal Chromite Mines and Kalarangiatta Chromite Mines are spread over an area of 72.84 Hectares and 23.80 Hectares respectively, over the Sukinda Valley in the Jajpur District of Odisha and both are currently in operation. The Kathpal Chromite Mines, FACOR is spread over an area of 113.31 Hectares in the Dhenkanal District of Odisha. This mine is currently not in operation. The company requires to mine out chromite to feed its Charge Chrome Plant, at Randia, District- Bhadrak, Odisha to produce better quality of Ferro Chrome/Charge Chrome.
– Charge Chrome Plant (CCP)
High Carbon Ferrochrome / Charge Chrome are produced in Submerged Electric Arc Furnace of rating 45 MVA. Furnace is of stationary and semi-closed top. The process adopted is high temperature smelting process, in which chrome ore is reduced with the help of the reductant like coke. The gangue material in the ore is removed by suitable fluxing material. The raw materials like chrome ore, coke and fluxes are selected to obtain desired grade in the output as per the requirement of the customer. All the incoming raw materials are analyzed for quality before feeding into the furnace.
The charge mix containing chrome, coke and flux is taken into the furnace with the help of computerized batching system. The necessary heat required for a process is provided by electric energy to the charge through the electrodes. At the tip of the electrode electric arcing taken place and generates high heat energy to smelt chrome ore into HC Fe Cr/ Charge Chrome with coke (carbon) as reducing agent. In the process of smelting, gangue content in chrome ore forms the slag whose composition and fluidity are maintained by flux addition. Both hot metal and slag are tapped at regular intervals depending upon the power consumption. The slag is granulated. The metal is handled through decantation process and skimming process before cast in the metal casting beds prepared with slag dust and plastic clay. The metal after cooling is handled manually into different size fractions as per the requirement of the customer. This is a continuous process in which charge mix is taken regularly and slag and metal taped at regular intervals. Stage wise inspection is carried out to get the quality product.
Principal Products
High Carbon Ferrochrome
– Specifications
Carbon: 7 -8.5%, Chromium: 57 -63%, Silicon: 4% max, Sulfur: 0.050% max, Phosphorous: 0.040% max and Iron.
Application areas
Ferro Chrome used for making Stainless steel, carbon steel, ball-bearing steels, tool steels as well as other alloy steels.
Agglomeration – Briquetting Process
Chrome ore friable and fines cannot be used directly in the smelting furnace for the reasons of safety and bad performances. Friable fines and chrome ore concentrates are therefore briquetted and used along with friable lump for the production. To make the briquette sufficiently hard, the chrome ore fines are dried for removal of moisture. The dried fine is mixed thoroughly with certain quantity (~2%) of hydrated lime powder and molasses (~5-6%) in the mixer muller and fed to the briquetting press. Briquetting segments are used in press. The screened briquettes are allowed to cure for about 7 days in the storage yard.
There are four dryers installed with 3 of 20 MT per hour and the other with 10 MT per hour drying capacity. There are two briquetting presses available each with 20 MT per hour briquetting capacity.
Metal Recovery Plant (MRP)
The slag skulls and slag metal mixture generated in the handling yard is fed into the ground hopper of Metal Recovery Plant. It is discharged on the belt conveyor by a feeder and is conveyed to screen (6 and 20mm aperture). After screening the +20mm fraction is fed to crusher for further breaking below 20mm size and is again screened and the process of recirculation after screening is continued along with new fed slag and mixture. The -20mm fraction is jigged to get the 0-4mm hatch metal and 4-10mm and +10mm as jigged metal. Middling after processing slag at MRP will be recycled in the furnace as remelt. The slag handling capacity of the Metal recovery plant is 30 MT per hour with 20% of metallics in it.

Power Plant
The electricity requirements of our Charge Chrome plant at Bhadrak are primarily met by the on-site captive 100MW power plant. Major Equipment for this Plant has been sourced from a range of established manufacturers including Bharat Heavy Electricals Limited, Thyssenkrupp Industries India, ABB Limited and Thermax Limited, all well-known suppliers in the thermal power industry. Pneumatic ash conveying supplied by M/s Mecaber Beekay. FPL having 3 nos of boiler and two nos turbo generator connected with common steam distribution header One boiler capacity is 155 TPH with steam quality 100 kg/cm2 and temp. is 540 degree centigrade, First unit boiler-1 and TG-1 commissioned on date 8.07.2011 with coal handling plant, CHP capacity is 200 TPH, FPL have railway siding as well as wagon tippling unit, water is sourced from Salandi river having intake well adjacent to river, also having two nos reservoir, pretreatment unit ,demineralization unit to supply make up water to boiler which make is M/s Thermax, FPL have effluent water treatment plant as zero discharge scheme as required by SPCB.As turbine is water cooled condenser Cooling tower supplied by M/S Paharpur of 7 cells is available
Principal Facilities
The following map shows details of the locations of FACOR’s facilities in the State of Odisha.

Production Volume
The following table sets out FACOR’s total production for fiscal years ended March 31, 2021, and 2022:

Particulars	2021	2022
ROM Production (MT)	147,437	2,49,901
HCFC Production (MT)	68,331	75,301
Power Generation (MU)	274	294
HCFC Sales (MT)	70,863	76,865
Principal Raw Materials
The principal inputs of Ferro Chrome business are Chrome Ore, Reductant, power, fuel, Molasse and Hydrate lime etc. Other inputs include Anthracite coal, coke fines, Quartz and Magnesite etc.
Chrome Ore
Supplement of Chromium in the form of its oxide, Cr2O3. Available in Fines, Friable and Lump forms. Ore is sourced from Own captive mines and the same is transported by Road to our Charge Chrome plant.

Reductant
It is the source of Carbon to reduce the chromium oxide and the suitable materials are metallurgical coke, anthracite coal and etc.
Flux
It is used to control the composition of the slag, ensures to join the gangue contents in the chromite
Distribution, Logistics and Transport
Raw material mainly Ore, coal and Coke are transported through rail/road from Mines and other locations to plant. Finished and semi-finished goods are transported by road only.
Sales and Marketing
During the FY2022, we were able to export 42% (incl 27% deemed export) of our Ferrochrome production whilst our domestic sales figures contributed to 58%. We are occasionally seen as price benchmark for the Indian FeCr market. The total sales figures of High Carbon Ferrochrome accounted for 76,865 T while Chrome Ore sales figures were highly decent (first ever sale of Chrome ore, sold 23604 T in FY2022). Apart from that, we sold our by-product, Slag material (for FY2022 – 213,487 T).
Our main product which we offer is premium quality High Carbon Ferro Chrome along with chrome ore, having consistent supplies, timely deliveries, best in class Service and Quality Assurance.
Projects and Development
Mining division is planned for expansion from 250 Kt to 390 Kt in FY 23. Also, 33 MVA SAF project is underway for capacity enhancement.
33 MVA Project comprises of:

–	33 MVA Semi-closed Submerged Arc Furnace (“SAF”)

–	GCP and Raw material/Finished product storage and handling facilities

–	Extension of MRSS

–	Electrics/Instrumentation/Automation/Communication and FDA System

–	Plant Water system

–	Utility System (Dust extraction/ACVS/Compressed Air/Fire Fighting System)

–	20 TPH Briquetting Plant
There is plan for Relining of existing furnace 45MVA along with new COB plant commissioning for enhanced capacity of 50TPH.
Exploration and Development Activities
We are engaged in ongoing exploration and development activities to locate additional ore bodies in India, Australia, South Africa, Namibia and Ireland. We spent approximately
₹
 18,313 million ($ 241 million) in fiscal year 2022 on exploration and development.
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
The second call option provides us a right to acquire the GoI’s remaining 29.54% shareholding in HZL, subject to the right of the GoI to transfer up to 3.5% of the issued share capital of HZL to employees of HZL, in which case the number of shares that we may purchase under the second call option will be reduced accordingly. This call option became exercisable on April 11, 2007 and remains exercisable for as long as the GoI has not sold its remaining interest pursuant to a public offer of its shares. Under the shareholders’ agreement, upon the issuance of a notice of exercise of the second call option by us to the GoI, we shall be under an obligation to complete the purchase of the shares, if any, then held by the GoI, within a period of 60 days from the date of such notice. The exercise price for the second call option will be equal to the fair market value of the shares as determined by an independent appraiser. In determining the fair market value of the shares, the independent appraiser may take into consideration a number of factors including, but not limited to, discounted cash flows, valuation multiples of comparable transactions, trading multiples of comparable companies, SEBI guidelines and principles of valuation, the minority status of the shares, the contractual rights of the shares and the current market price of the shares.
Based solely on the market price of HZL’s shares on the NSE on July 15, 2022, of
₹
 285.35 ($ 3.76) per share, and not including the other factors that the independent appraiser may consider, one possible estimation of the exercise price to acquire all of the GoI’s 1,247,950,590 shares in HZL would be
₹
 356,103 million ($ 4,693.59 million).
By a letter dated July 21, 2009, we exercised the second call option. The GoI disputes the validity of the call option and has refused to act upon it. Consequently, we invoked arbitration and filed a statement of claim. The arbitral proceedings was stayed due to the Status quo order by Hon’ble Supreme Court but pursuant to the recent Hon’ble Supreme Court order dated August 13, 2020 we had written to the arbitral tribunal for commencement of arbitration proceedings and tribunal is yet to confirm the date for resumption of arbitration proceedings. While the Arbitration was in process, a Public Interest Litigation (“PIL”) was filed seeking restraint on disposal of residual shares by GoI, the Hon’ble Supreme Court on January 19, 2016, ordered the status quo to be maintained with respect to the proposed disinvestment of government interest in HZL until further orders are passed by the Hon’ble Supreme Court. The Hon’ble Supreme Court, on August 13, 2020, removed the status quo order in place to the extent that arbitration proceedings can continue with respect to our claim call option rights under the shareholder agreement. The matter before the tribunal has not been taken up yet. The GoI without prejudice to the position on the put or call option issue received approval from the central government cabinet for divestment and the government is looking to divest through the auction route.
On January 9, 2012, we offered to acquire the GoI’s interests in HZL for
₹
 154,920 million ($ 2,118 million). We have, by way of letters dated April 10, 2012, and July 6, 2012, sought to engage with the GoI on the same terms as the offer. This offer was separate from the contested exercise of the call options, and we proposed to withdraw the ongoing litigation in relation to the contested exercise of the options should the offer be accepted. To date, the offer has not been accepted by the GoI and therefore there is no certainty that the acquisition will proceed. Vedanta Limited has filed application for withdrawal of the arbitration proceedings before the arbitration tribunal, pursuant to the Hon’ble Supreme Court order dated December 17, 2021. Final order allowing for the withdrawal of arbitration matter has been passed.

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

The GoI also granted us an option to acquire the remaining shares in BALCO held by the GoI at the time of exercise. The exercise price is the higher of:

a)	the fair value of the shares on the exercise date, as determined by an independent valuer; and

b)
the original sale price (
₹
 49 per share) (approx. $ 1 per share) together with interest at a rate of 14.0% per annum compounded half yearly from March 2, 2001 to the exercise date, less all dividends received by the GoI since March 2, 2001 to the exercise date.

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
The GoI without prejudice to the position on the put or call option issue has received approval from the central government cabinet for divestment and the government is looking to divest through the auction route.
Employees
As of March 31, 2022, we had 16,738 employees. The number of our employees as of March 31, 2020, 2021 and 2022 is as follows:

Business Segment	Entity	Location	Primary Company Function	Total employees for the year ended March 31,
				2020	2021	2022
Zinc India	Hindustan Zinc Limited	India	Zinc and lead production	4,181	3,711	3,492
Zinc International	Black Mountain	South Africa	Zinc and lead Mining	820	797	851
	Skorpion	Namibia	Zinc and lead Mining and refining	568	141	123
Oil and gas	Cairn	India	Oil and Gas	1,561	1,408	1,351
	Vedanta Limited	India	Iron Ore	2,552	2,487	2,986
Copper	Vedanta Limited	India	Copper smelting and refining	842	649	546
	CMT	Australia	Copper mining	22	23	23
	Fujairah Gold FZC	UAE	Precious metal refinery	66	58	55
Aluminium	BALCO	India	Aluminium production	2,410	1,946	1,751
	Vedanta Limited	India	Aluminium production	3,750	3,452	3,393
Power	Vedanta Limited	India	Commercial power generation	269	261	173
	TSPL	India	Commercial power generation	69	62	65
	MALCO Energy Limited	India	Commercial power generation	16	26	27
Steel	ESL Steel Limited	India	Steel	2,063	1,851	1,724
Others	—	—	—	169	169	178

Total				19,358	17,041	16,738

The majority of our workforce is unionized. Employees of HZL and BALCO are members of registered trade unions such as Bharat Aluminium Mazdoor Sangh for BALCO and Hindustan Zinc Workers Federation for HZL and are affiliated with national trade unions such as the Indian National Trade Union Congress. We believe that relations with our employees and unions are good, though we have in the past and may in the future experience strikes and industrial actions or disputes. See “
Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our operations are subject to risks that could result in decreased production, increased cost of production and increased cost of or disruptions in transportation, power generation, mining and oil exploration
”.
Our ESG Approach
The Vedanta Sustainability Framework (VSF) is integral to the Company’s core business strategy. It helps us conduct our business in line with our values, while delivering high-quality and cost competitive products.
Collectively we have 8 policies, over 87 standards and guidance notes along with a robust monitoring mechanism to help our businesses integrate sustainable operating methods in their operating model. We are using the Vedanta Sustainability Assurance Program (“VSAP”) to ensure framework compliance, including a program of audits. The VSF facilitates the institutionalization of sustainability at each of our businesses. It does so, by adopting global best practices that are reflected in our policies, standards, and guidance notes. Our sustainability performance and work on climate change can be found in our Annual Sustainability report (ASR) and TCFD report. Vedanta produces these reports annually and latest reports are available on our website www.vedantalimited.com.

With the aim to become ESG leader across world, our sustainability vision has been revised in FY 2022 and has changed to “Transforming for Good”. This vision is supported by three pillars – “Transforming Communities”, which aims to keep communities around our operations at the centre of business decisions to get social license to operate and to make Vedanta a partner of choice, “Transforming the Planet”, which aims to ensure reducing impact of our operations on the environment by reducing our emissions, our consumption of resources and improving circularity of our products, and “Transforming the Workplace”, which focuses on health and safety of our workforce, ensuring gender parity, diversity and inclusivity and following world class levels of corporate governance. These pillars are further divided into nine aims that serve as broad target commitments for the Group. The nine aims are listed below:
Aim 1. Keep community welfare at the core of business decisions.
Aim 2. Empowering over 2.5 million families with enhanced skillsets
Aim 3. Uplifting over 100 million women and children through Education, Nutrition, Healthcare and welfare
Aim 4.
Net-zero
carbon by 2050 or sooner.
Aim 5. Achieving net water positivity by 2030
Aim 6. Innovating for a greener business model
Aim 7. Prioritizing safety and health of all employees
Aim 8. Promote gender parity, diversity and inclusivity
Aim 9. Adhere to global business standards of corporate governance
Further, our
Net-Zero
Carbon aim breaks into 10 commitments:

1.	Net Zero Carbon by 2050 or sooner*

2.	Use 2.5 GW of Round-The-Clock RE and reduce absolute emissions by 25% by 2030 from 2021 baseline*

3.	Pledge US$ 5b over the next 10 years to accelerate transition to Net-Zero

4.	No additional coal-based thermal power and coal-based power only till end of power plants life

5.	Decarbonize 100% of our Light Motor Vehicle (LMV) fleet by 2030 and 75% of our mining fleet by 2035

6.	Commit to accelerate adoption of hydrogen as fuel and seek to diversify to H2 fuel or related businesses

7.	Ensure all our businesses account for their Scope 3 emissions by 2025

8.	Work with long-term tier-1 suppliers to submit their GHG reduction strategies by 2025 and align with our commitments by 2030

9.	Disclose our performance in alignment with TCFD requirements

10.	Help communities adapt to the impacts of climate change through our social impact/CSR programs
The ESG KPIs have been incorporated in our Business Plans and specific focus has been given to projects having highest impact on a particular aim
(A-class
projects) at both Business Units (BUs) and Group level. The organization has also created a robust governance structure to oversee implementation of its ESG vision. The structure includes the ESG sub-committee
of the Board, ESG ManCom, Transformation Offices at the Group and
BU-level
and 12 Communities of Practices aimed at achieving 9 aims to drive adoption of ESG KPIs and implementation of our programs.
In a geographically diverse business like ours, we are fostering a culture of zero harm, and we are committed to Zero fatal accidents in our operations. During fiscal year 2022, we unfortunately had 12 fatalities of business partner employees from 8 incidents across our operations. Each incident was investigated by Group level senior investigation team and reported to Vedanta Limited’s Board of Directors. The lessons learned from these accidents has been shared across all of our operating businesses with aim to horizontally deploy these learnings and monitor implementation plans to prevent repetition of incidents. There were no Vedanta Direct employees’ fatality in the current FY.
To address the fatalities at the workplace and reduce risk in operations, structural initiatives are driven across our sites and cover:

1.	VFL Program – leaders spending more time on the ground and driving safety personally.

2.
Critical Risk Management – This year the Critical Risk Management program has been initiated by engaging an expert agency across Vedanta, who will assist us in identification, assessment, remedial actions plan preparation and closure of all critical risk. All these critical risk controls will be driven by Leadership level team (BU CEOs).

3.
Infrastructure improvements: - Specific drive for improving infrastructures and providing engineering controls for prevention of fatalities has been launched across Vedanta. This will help build a fool proof infrastructure for improving safety at sites.

4.
Capability Building – We have released 5 digital safety standards training modules across Vedanta for ease of learning and quick reference. This will be mandatory for every employee. We also launched ICAM (Incident Cause Analysis Methodology) trainings for improving quality of investigation across our businesses. This year our employees have attended Comprehensive health, environment, safety and sustainability Digital training module for competency improvement.

5.
Digital intervention for improving HSE (Health Safety & Environment) performance: - This year we have started work on Artificial intelligence-based Camera surveillance program to detect unsafe acts and condition and timely closure of these observations to improve workplace safety. Further we have also ordered for implementation of Enablon (globally renowned HSE Platform across Vedanta). This will help in transparent and uniform reporting and strong analytics for data-based decisions to improve safety. This software is under implementation across Vedanta sites.

6.
Assurance: - Cross Business Audits was initiated at Vedanta sites, with the aim to promote cross-learning and improving the on-ground
implementation of Vedanta Safety Standards. These audits were carried out by our internal subject matter experts from line function supported by HSE team members.

In fiscal year 2022, we continued efforts to improve the implementation of our tailing’s management standard for the Group. We are further committed to adopt the Global standard on tailing’s management released by ICMM and expect to align and mitigate high level points (points critical to ensure safety of tailing facility) by FY 2025. Starting in 2019, we have engaged with globally renowned third-party agencies to assess our tailing facilities. The latest assessment and audit in FY2022 is based on GISTM (Global standard on tailings management by ICMM). The audit has reviewed the design and the quality of the management systems of the tailings dam facilities. Recommendations from the review are under consideration and implementation and we are closely tracking performance against the recommendations.
We manage our environmental footprint to the most rigorous global standards and have developed specific objectives and targets, particularly with regard to water and GHG (Green House Gases) management. We have been able to recycle 118% of the fly-ash
generated at our operations. We also have many control programs in place across our businesses, for example, all of our operations are ISO 14001 certified; systems to reduce water and energy consumption, minimize land disturbance, minimize waste production and contain pollution are in place.
Support during
COVID-19
pandemic
India experienced its third Covid wave in FY 2022. Though, milder than its previous variants, it still had an impact on society, which had to abide by multiple lockdown regimes issued by state and local governments.
Owing to our moral response, our operations have prompted to protect our employees and our communities. Our response towards this crisis is aligned with the government’s response to emergency lockdown, testing, diagnosis, isolation, treatment and referral services across all the Business Units to prevent the spread of the pandemic. In addition, ensured vaccination of employees, family members and Community living nearby with two doses of Covid Vaccine. All these resulted in 100% recovery of identified positive cases.
Fortunately, we are equipped with resources that we can utilize to benefit and support the nation. During this ongoing pandemic, we have vetted out all our possible resources to support the government in the fight against the Covid-19 pandemic and establishing Covid Hospitals.
In this battle of combating
Covid-19
outbreak, Vedanta have reached out to communities across 9 states. As a basic need of Hospital beds, Vedanta have procured around 1680 beds for District/State hospitals and establishment of Makeshift hospitals. Along with this, as a focus on the medical equipment, around 37 ventilators, 200+ flow meters, 502 oxygen concentrators, 177 oxygen regulators ,22 nebulizers and 30 ICU beds were supplied across various locations covering around 343 villages. Total 26,806 filled oxygen cylinders were supplied to the medical institutions and 2331.34 MT liquid oxygen supplied. Adding to this, around 1lakh+ empty oxygen cylinders were also contributed.
Being in the process of appropriate utilisation of resources and engaging SHG women for provision of alternate form of income during Covid lockdown, SHG Women were involved in making masks in most of the locations across Vedanta. With the Help of this, around 1,90,492 masks (3 ply/ 2ply) have been distributed in the community, creation of all-round
need addressal at both the ends. Vedanta companies together bought in 11250
N-95
masks, 15000+ PPE kits into the communities. Towards addressing daily needs of needed communities, group companies together provided 5187 ration kits and 2,72,830+ sanitizers. Across 312 villages in various locations, awareness sessions are carried in different innovative modes like Wall paintings, digital and print awareness through audio and digital campaigns etc., on Covid preparedness/ prevention/Vaccination.
Insurance
We maintain property insurance which protects against losses relating to our assets arising from fire, business interruption, earthquakes or terrorism and freight insurance which protects against losses relating to the transport of our equipment, product inventory and concentrates. We do not have insurance for certain types of environmental hazards, such as pollution or other hazards arising from our disposal of waste products or fraud, which is being evaluated. The occurrence of a significant adverse event, the risks of which are not fully covered by insurance, could have a material adverse effect on our financial condition or results of operations. Moreover, no assurance can be given that we will be able to maintain existing levels of insurance in the future at the same rates. See
“
Item 3. Key Information
-D.
Risk Factors—Risks Relating to Our Business- Our insurance coverage may prove inadequate to satisfy future claims against us.
”

We and our directors and officers are subject to US securities and other laws. In order to attract and retain qualified board members and executive officers, we have obtained directors’ and officers’ liability insurance. There can be no assurance that we will be able to maintain directors’ and officers’ liability insurance at a reasonable cost, or at all.
Regulatory Matters

(i)	Mining Laws
The MMDR Amendment Act was promulgated on March 27, 2015 to amend The Mines and Minerals (Development and Regulation) Act, 1957 (“MMDR Act”), the Minerals (Other than Atomic and Hydrocarbons Energy Minerals) Concession Rules, 2016 (“MC Rules”), and the Mineral Conservation and Development Rules, 1988, as amended (“MCD Rules”), and it governs mining rights and the operations of mines in India. The MCD Rules outline the procedures for obtaining a prospecting license or the mining lease, the terms and conditions of such licenses and the model form in which they are to be issued. The GoI announced the National Mineral Policy in 1993 which was revisited in 2008 and further in 2019. The MMDR Amendment Act has brought about significant changes in the legal regime for the mining sector including defining bauxite, iron ore, limestone and manganese ore as notified minerals, creation of a new category of mining license i.e. the prospecting license-cum-mining
lease, grant of mining lease for a period of 50 years for all minerals other than coal, lignite and atomic minerals, establishment of DMF, auction of notified and other minerals by competitive bidding, including
e-auction
etc. The MMDR Act was further amended by the Mines and Minerals (Development and Regulation) Amendment Act, 2016 which permits the transfer of captive mine leases (granted before January 12, 2015) without having to go through an auction process and also allows the dumping of waste outside of the mining area by including dumping sites within the definition of lease area. The amendment received presidential assent on May 6, 2016.
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
The Oilfields (Regulation and Development) Act, 1948
The Oilfields (Regulation and Development) Act, 1948 provides for the regulation of oilfields and for the development of mineral oil resources. The Oilfields (Regulation and Development) Act empowers the GoI to frame rules on the granting of mining leases and petroleum exploration or prospecting licenses, the conservation and development of mineral oils and gas the production of oil and gas, and the regulation of oilfields and gas fields.
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
Mines Act, 1952 read with Oil Mines Regulation, 2017
The Oil Mines Regulations 2017 provides for greater focus on safety and precautionary measures to be adhered in conducting the petroleum operations namely compliance with specific Oil Industry Safety Directorate standards, recommended practices, guidelines and Indian Standards, preparation and implementation of a safety management plan, carrying out safety audits in mines and additional obligations of owners, agents or managers of mines.
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
dated March 30, 2016, introduced a new exploration and licensing policy named Hydrocarbon Exploration and Licensing Policy (“HELP”). This is a fundamental change in the Indian oil and gas sector, which introduces a new contractual and fiscal model for the award of hydrocarbon acreages. Four main facets of HELP are: single license, open acreages, revenue sharing model and marketing and pricing freedom. The uniform license will enable the contractor to explore conventional as well as unconventional oil and gas resources including shale gas/oil, tight gas and gas hydrates under a single license. The concept of OALP will enable exploration and production companies to choose the blocks from the designated area. Under the OALP, Vedanta Limited has been awarded 41 blocks in the fiscal year 2019 and 10 blocks in fiscal year 2020.
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

(iv)	Environment Laws
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
The Environmental Protection Act, 1986, the Water (Prevention and Control of Pollution) Act, 1974 and the Air (Prevention and Control of Pollution) Act, 1981 provide for the prevention, control and abatement of pollution. Pollution control boards have been set up in states in India to exercise the powers under these statutes for the purpose of preventing and controlling pollution. Companies must obtain the clearance of state pollution control boards before emitting or discharging effluents into the environment. All new projects or activities and expansion and modernization of existing projects require an EC.
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
C. Organizational Structure
The following diagram summarizes the corporate structure of our consolidated group of companies and our relationship with Vedanta and other key entities as of March 31, 2022:

*50.0% of the share in the RJ Block is held by a subsidiary of Vedanta Limited

#
Post voluntary open offer in April 2021, the controlling stake of VRL increased to 65.2%. On November 23, 2021, VRL bought additional stake in Vedanta Limited of 4.6% through creeping acquisition. Post creeping acquisition, total shareholding of VRL in Vedanta Limited increased to 69.7% as on March 31, 2022.

1.
We have exercised our option to acquire the remaining 49.0% of BALCO owned by the GoI on March 19, 2004. The exercise of this option has been contested by the GoI. The GoI has the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See
“
— B.
Business
Overview
— Our
Business
—
Call
Options
over shares
” for more information.

2.
Ownership stake in ESL Steel Limited (‘ESL’) increased to 95.49% during 3 rd
quarter of fiscal year 2020 from 90% in fiscal year 2019 through their erstwhile subsidiary VSL subsequent to Exit offer as per original NCLT application. Further, with effect from March 25, 2020, in view of the Scheme of Amalgamation granted by NCLT, Kolkata, Vedanta Limited now directly holds 95.49% in Electrosteel Steels Limited.

3.
Konkola Copper Mines Plc (“KCM”) ceased to be a related party with effect from May 21, 2019. A provisional liquidator was appointed to manage KCM’s affairs on May 21, 2019, after ZCCM Investments Holdings Plc
(“ZCCM-IH”),
an entity majorly owned by the Government of Zambia and a 20.6% shareholder in KCM, filed a winding up petition against KCM. KCM’s majority shareholder, VRHL and its parent company i.e., VRL, are contesting the winding up petition in the Zambian courts. VRHL applied for a stay of the winding up petition in the High Court of Zambia but was unsuccessful. VRHL subsequently filed an appeal against the High Court of Zambia ruling. The appeal hearing took place on August 25, 2020, and the ruling was delivered on November 20, 2020. The Appeal Court ruled in favor of Vedanta and concluded that a dispute as defined in the Shareholders Agreement exist between the parties and that the disputes are arbitrable and referable to arbitration. The Appeal Court ordered a stay of the winding-up
proceedings in accordance with section 10 of the Zambian Arbitration Act, 19 of 2000 and that the matter be referred to arbitration. Costs were awarded in Vedanta’s favour in both Courts in Zambia. On December 2, 2020, ZCCM filed an application for leave to appeal the Court of Appeal’s ruling to the Hon’ble Supreme Court, Zambia. Vedanta has opposed the application, which was argued on March 17, 2021. On April 29, 2021, the Court of Appeal dismissed ZCCM’s application for leave to appeal to the Hon’ble Supreme Court, costs were awarded in Vedanta’s favor. ZCCM has renewed its application for leave to appeal in front of a single judge of the Hon’ble Supreme Court. The hearing date was set down for June 4, 2021. On September 2, 2021, ZCCM was granted leave to appeal by a single Judge of the Hon’ble Supreme Court. ZCCM filed its Notice of Appeal and Memorandum of Appeal on September 7, 2021. A motion was filed by Vedanta on September 16, 2021, to the full bench of the Hon’ble Supreme Court, Zambia, to reverse, vary or set aside the ruling of the single Judge. The motion was scheduled to be heard by the Hon’ble Supreme Court on November 2, 2021. On November 8, 2021, ZCCM filed its Heads of Arguments and Record of Appeal in the Hon’ble Supreme Court of Appeal, Zambia. On December 15, 2021, Vedanta filed into the Hon’ble Supreme Court its Heads of Arguments in Opposition to ZCCM’s appeal, and on December 16, 2021, Vedanta filed a preliminary objection against ZCCM’s Hon’ble Supreme Court Appeal pursuant to Rule 19(1) of the Hon’ble Supreme Court Rules, Chapter 25 of the Laws of Zambia. On December 29, 2021, KCM filed into the Hon’ble Supreme Court its Heads of Arguments relating to ZCCM’s appeal. On January 4, 2022, KCM filed a Notice to Raise Preliminary Issues to VRHL’s Hon’ble Supreme Court Preliminary Objection to the appeal, pursuant to Order 18 Rule 19/26, Order 33 Rule 7 of the Rules of the Hon’ble Supreme Court of England, 1999 Edition. On January 14, 2022, ZCCM filed its Skeleton Arguments in Opposition to Vedanta’s Preliminary Objection against ZCCM’s Hon’ble Supreme Court Appeal. ZCCM also filed its Heads of Arguments in Reply to Vedanta’s Heads of Arguments in Opposition to the appeal. On January 18, 2022, Vedanta’s motion to the full bench was denied. The Hon’ble Supreme Court gave permission that Vedanta and KCM could file responses to each other’s Preliminary Objections by the next sitting of the Hon’ble Supreme Court. On February 1, 2022, Vedanta and KCM’s Preliminary Objections were heard by a panel of three Hon’ble Supreme Court judges. On March 22, 2022, the Hon’ble Supreme Court of Zambia ruled in Vedanta’s favour, bringing an end to ZCCM’s appeal.

Notwithstanding the Court of Appeal’s judgement, on December 28, 2020, KCM’s acting CEO announced a ‘reorganization and restructuring’ of KCM by the provisional liquidator into two subsidiary companies, KCM Smelter Co Limited and Konkola Mineral Resources Limited taking effect from February 1, 2021. VRHL has filed an application for directions on the provisional liquidator’s powers in light of the Court of Appeal’s ruling of November 20, 2020, and have asked for guidance from the High Court of Zambia whether these powers include the ability to reorganize and restructure KCM. The hearing of the preliminary issues took place on March 30, 2021 whereby the judge reserved her ruling. The ruling was delivered on May 7, 2021. The Judge ruled that in light of the stay of the winding up proceedings ordered by the Court of Appeal in November 2020 and the referral of the matter to arbitration, court does not have the jurisdiction to consider an additional application requesting to give directions on the powers of the provisional liquidator. Therefore, leave to appeal was denied.
VRHL and VRL have also commenced arbitration proceedings against
ZCCM-IH
with seat in Johannesburg consistent with their position that arbitration is the agreed dispute resolution process. ZCCM filed and served its Defense and Counterclaims on Vedanta on July 14, 2020, and Vedanta’s reply to the Defense and Counterclaims was served on ZCCM on January 31, 2021. ZCCM filed its response to Vedanta’s reply on April 15, 2021. An initial hearing of prioritized matters took place from May 31, 2021, to June 3, 2021, with the substantive dispute being heard in November 2021 and February 2022. On July 7, 2021, the arbitral tribunal granted a partial final Award in which it has ruled that ZCCM has breached, and is in continuing breach of, the dispute resolution provisions in the shareholders’ agreement between amongst others ZCCM, Vedanta and the Government of Zambia.

The Partial Final Award that was delivered by the arbitrator on July 7, 2021, has been registered in the Register of Arbitral Awards at the Registry of the Commercial Division of the High Court, Zambia. The Notice of Registration of the Partial Final Award was filed into Court on August 3, 2021, and subsequently served on ZCCM on August 5, 2021. On September 20, 2021, a separate High Court of Zambia application was filed on behalf of Vedanta to strike out or dismiss the winding up petition on the basis that ZCCM is estopped from relying on the grounds for pursuing the winding-up
petition. The application also seeks to discharge the Provisional Liquidator. On November 4, 2021, KCM filed into the High Court of Zambia a Notice to raise a Preliminary Objection to VRHL’s application for an order to strike out and/or dismiss the petition pursuant to Order III Rule 2 of the High Court of Zambia Rules Chapter 27 of the Laws of Zambia. On November 5, 2021, ZCCM filed into the High Court of Zambia a Motion to Raise Preliminary Issues Pursuant to section 60(3) of the Corporate Insolvency Act No.9 of 2017. On November 19, 2021, Vedanta filed into the High Court of Zambia Composite Skeleton Arguments and List of Authorities in opposition to KCM and ZCCM’s Motions to Raise Preliminary Objections to Vedanta’s application for an order to strike out and/or dismiss the petition. On December 13, 2021, KCM and ZCCM’s Preliminary Objections filed against Vedanta’s application in the High Court, Zambia for registration and enforcement of the partial final award were heard. Judgement was reserved.
On April 12, 2022, Vedanta’s application was dismissed by Judge Mikalile with costs. On April 26, 2022, Vedanta filed its Notice of Appeal and Memorandum of Appeal in the Court of Appeal with the view of challenging Judge Mikalile’s Ruling based on three (3) grounds of appeal.
By a Consent Settlement Agreement dated March 15, 2022, made between the Official Receiver and one Mr Milingo Lungu in his capacity as Provisional Liquidator of KCM at the time, the parties purportedly agreed that the said Mr Lungu would resign as PL for KCM with immediate effect and that he would hand over to the Official Receiver as PL of KCM. As per the said agreement, on March 17, 2022, Mr Lungu resigned as PL for KCM with immediate effect and on April 10, 2022, the Official Receiver allegedly replaced Mr Lungu as the PL contrary to the provisions of the law. The Official Receiver’s decision to contrive to get Mr Lungu into purportedly resigning as the PL and thereafter appointing herself as the PL is against the provisions of the Corporate Insolvency Act.
In view of the foregoing, on May 10, 2022, Vedanta filed an application for leave to commence judicial review proceedings with the firm view of challenging the authority of the Official Receiver as the PL of KCM. The Judicial Review Application came up for hearing on June 30, 2022. Should the Zambia High Court grant the order sought by Vedanta, then the KCM Board will be restored. The Court adjourned its ruling to August 9, 2022.
The hearing to determine all other pending matters in the arbitration, except for the parties’ respective claims for damages) was scheduled to take place for 5 weeks commencing on February 21, 2022. On February 16, 2022, VRL, VRHL and ZCCM signed an agreement to postpone the hearing for an initial period of one month, in order to afford the parties an opportunity to negotiate a commercial settlement between them of the disputes that form the subject matter of the arbitration. If the parties do not reach a settlement, arbitration proceedings will resume in January 2023. The discussions are ongoing.
The principal members of our consolidated group of companies are as follows:

1.
Vedanta Limited
: The Company was originally incorporated in Goa on February 5, 1954, under the Portuguese Commercial Code as a private limited company and on June 25, 1965, under the name “Sesa Goa Private limited” under the Companies Act 1956. It became a public limited company on April 16, 1981, pursuant to fresh certificate of incorporation issued by the Registrar of Companies, Goa, Daman and Diu. Thereafter the name of the company was changed from “Sesa Goa Limited” to “Sesa Sterlite Limited” pursuant to a fresh certificate of incorporation issued by the Registrar of Companies on September 18, 2013, pursuant to the
Re-organization
Transactions and the name of the Company changed from “Sesa Sterlite Limited” to Vedanta Limited pursuant to a fresh certificate of incorporation issued by the Registrar of Companies on April 21, 2015. Our ADSs were listed on the NYSE, however effective from November 8, 2021, the ADS was closed for trading on NYSE. Vedanta, through its subsidiaries, owned 55.1% of our issued share capital as on March 31, 2021, and controls our management. However, post voluntary open offer in April 2021, the controlling stake of VRL increased to 65.18%. On November 23, 2021, VRL bought additional stake in Vedanta limited by 4.55% post which VRL shareholding increased to 69.7%. The remainder of our share capital i.e., 34.82% is held by Life Insurance Corporation of India, ICICI Prudential Asset Management Company, HDFC asset Management Company limited, Black Rock Inc, Vanguard Group Inc, Employee benefit trust and other institutional and public shareholders. Vedanta Limited and Cairn India Limited (now Vedanta Limited—oil and gas business) announced the Cairn India Merger which became operative on April 11, 2017. All substantive approvals for effecting the merger of Cairn India Limited (now Vedanta Limited—oil and gas business) with Vedanta Limited were received on March 27, 2017.

2.
BALCO
: BALCO is incorporated in New Delhi, State of Delhi, India and is headquartered at Korba in the State of Chhattisgarh. We own 51.0% of BALCO’s share capital and have management control of the company. The GoI owns the remaining 49.0%. We exercised an option to acquire the GoI’s remaining ownership interest in BALCO on March 19, 2004, which has been contested by the GoI. Further, the GoI retains the right and has expressed an intention to sell 5.0% of BALCO-to-BALCO employees. See
“Item 4. Information on the Company—B.
Business Overview—Our Business—Call Options over
Shares”
for more information. BALCO owns and operates our aluminium business.

3.
HZL
: HZL is incorporated in Jaipur, State of Rajasthan, India and is headquartered in Udaipur in Rajasthan. HZL is listed on the NSE and BSE. We own 64.9% of HZL’s share capital through our wholly owned subsidiary SOVL. SOVL was merged into SIIL with effect from April 1, 2011, pursuant to a merger approved by the High Court of Madras. The remainder of HZL’s share capital is owned by the GoI (29.5%) and institutional and public shareholders and employees of HZL (5.6%). We have management control of HZL, which owns and operates our zinc business, and a call option to acquire the GoI’s remaining ownership interest at a fair market value to be determined by an independent appraiser. We have exercised the second call option to acquire the GoI’s remaining ownership interest in HZL although the exercise was subject to dispute and the matter was heard by Hon’ble Supreme Court. Later, Vedanta filed application for withdrawal of the arbitration proceedings before the arbitration tribunal pursuant to the Hon’ble Supreme Court order dated December 17, 2021. On November 18, 2021, the Hon’ble Supreme Court vide it’s judgement allowed the Government to go ahead with its proposal to divest its complete stake in HZL in the open market. It was held by the Hon’ble Supreme Court, that HZL is no longer a government company and Government is exercising its rights as a shareholder and no bar exists on the exercise of such right by the Government. See
“Item 4. Information on the Company—B.
Business Overview—Our Business—Call Options over Shares”
for more information.

4.
Skorpion
: Skorpion, officially known as THL Zinc Namibia Holdings (Proprietary) Limited, previously Anglo Base Namibia Holdings (Proprietary) Limited, previously Ambase Exploration (Namibia) Proprietary Limited was incorporated on June 16, 1998. The company has its headquarters at the Skorpion Zinc mine site, which is situated 25 km north of Rosh Pinah Namibia. The company’s registered office is situated at 24 Orban Street, Klein Windhoek, Namibia. Vedanta Limited holds the entire share capital in the Skorpion Zinc (Proprietary) Limited. Skorpion Zinc (Proprietary) Limited is an investment holding company, which holds the entire share capital in Namzinc (Proprietary) Limited and Skorpion (Proprietary) Limited. Namzinc operates a zinc refinery, who procures oxide zinc ore from Skorpion, who in turn extracts the ore from an open pit zinc deposit.

5.
BMM
: BMM consist of the Black Mountain mine and the Gamsberg mine. BMM is an underground mining operation located at Aggeneys in the Northern Cape. It produces zinc, lead and copper concentrates which are predominantly exported to international customers through the port of Saldanha. Gamsberg is the open pit mine located 30 km from Black Mountain Mine and produces zinc concentrates which are predominantly exported to international customer through the port of Saldanha. The Company holds 74.0% and Exxaro Resources (through its wholly owned subsidiary, Exxaro Base Metals and Industrial Mineral Holdings (Pty) Ltd) holds the remaining 26.0% interest in BMM.

6.
Talwandi Sabo Power Limited
: TSPL was incorporated as a special purpose vehicle by Punjab State Power Corporation Limited (“PSPCL”) for development of 1980 MW on build-own-operate
basis. TSPL has a 1980 MW coal based thermal power plant facility (comprising of three units of 660 MW each) in Mansa in the state of Punjab. The first 660 MW and second 660 MW unit of the Talwandi Sabo power plant were capitalized in fiscal year 2015 and 2016 respectively. The third 660 MW unit was capitalized on September 1, 2016, after successfully completing trial runs.

7.
Electrosteel Steels Limited
: Electrosteel steels was incorporated as public limited company on December 20, 2006. It owns and operates a Greenfield integrated steel manufacturing facility near Bokaro, Jharkhand India with a capacity of 1.5 Mtpa. In its meeting held on June 22, 2017, of lenders along with State Bank of India, the Lead Banker filed an application to NCLT. NCLT vide its order dated July 21, 2017, admitted the application and on April 17, 2018, approved the resolution plan submitted by Vedanta Limited through its wholly owned subsidiary Vedanta Star Limited (“VSL”). On June 4, 2018, Vedanta Limited through its subsidiary, VSL acquired management control over ESL as the previous board of directors of ESL was reconstituted on that date. Further, on June 15, 2018, pursuant to the allotment of shares to VSL, the Group holds 90.0% of the paid-up
share capital of ESL through VSL. During the 3rd quarter of fiscal year 2020, the Company has increased their holding to 95.49% through their subsidiary VSL subsequent to Exit offer as per original NCLT application. On March 25, 2020, NCLT, Kolkata granted the approval for the Scheme of Amalgamation of VSL with Electrosteel Steels Limited. With effect from March 25, 2020, in view of the Scheme of Amalgamation granted by NCLT, Kolkata, Vedanta Limited now directly holds 95.49% in Electrosteel Steels Limited.

8.
Ferro Alloy Corporation Limited
: On September 21, 2020, Vedanta Limited completed the acquisition of Ferro Alloys Corporation Limited (“FACOR”). FACOR was admitted under the corporate insolvency resolution process pursuant to the Insolvency and Bankruptcy Code, 2016, as amended (“Bankruptcy Code”). The NCLT on January 30, 2020, approved the resolution plan for the acquisition resulting in FACOR becoming a wholly owned subsidiary of Vedanta Limited. FACOR holds 90% in its subsidiary, Facor Power Limited (“FPL”). FACOR is a ferro alloys production company in Bhadrak, Orissa, India, it owns a ferro chrome plant with capacity of 80,000 tonnes per annum, two operational chrome mines and a 100 MW of capital power plant through FPL.

Volcan is the key entity that controls us. See “
Item 7. Major Shareholders and Related Party Transactions - A. Major Shareholders
”
D. Property, Plants and Equipment
See “-
B. Business Overview—Our Business—Our Copper Business—‘Principal Facilities’ and ‘Projects and Developments’,” “- B. Business Overview - Our Business—Our Zinc Business—‘Principal Facilities’ and ‘Projects and Developments’,” “- B. Business Overview—Our Business—Our Aluminium Business—‘Principal Facilities’ and ‘Projects and Developments’,” and “- B. Business Overview—Our Business—Our Zinc International Business—‘Principal Facilities’ and ‘Projects and Developments’
.

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

Overview
We are a diversified natural resource company engaged in exploring, extracting and processing minerals and oil and gas. We produce zinc, lead, silver, oil and gas, copper, aluminium, iron ore, steel, glass substrate and commercial power and have a presence across India, South Africa, Namibia, UAE, Ireland, Australia, Japan, South Korea, Taiwan and Liberia. We have experienced significant growth through various expansion projects, acquisition of our zinc and aluminium businesses in 2002 and 2001 respectively, through the GoI’s disinvestment programs, the acquisition of the zinc business of Anglo American Plc in Namibia, South Africa and Ireland in fiscal year 2011, acquisition of oil and gas business in 2012, acquisition of 90.0% controlling stake in ESL under IBC, in line with the Resolution Plan approved by NCLT, Kolkata and further acquisition of additional 5.5% stake in ESL through open market in fiscal year 2020 and by successfully growing our acquired businesses. We have continued our expansion plans through the recent acquisition of FACOR in FY 2021 leading to growth of Ferro Chrome plant capacity of 80,000 TPA, acquisition of DCCPL in FY 2022 through our subsidiary Sesa Mining Corporation Limited, and acquisition of assets of Gujarat NRE Coke Limited and Nicomet Industries Limited in FY 2022 through our subsidiary Malco Energy Limited leading to strengthening of our Met Coke business and becoming India’s largest producer of Nickel.
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
Our revenue increased from
₹
 835,446 million in fiscal year 2020 to
₹
 868,630 million in fiscal year 2021, representing an increase of
₹
 33,184 million and increased to
₹
 1,311,917 million ($ 17,292 million) in fiscal year 2022, representing an increase of
₹
 443,287 million or 51.0%. This is primarily driven by higher commodity prices, higher volumes at aluminium, copper, TSPL, iron ore business and FACOR, increased premium at aluminium and HZL, rupee depreciation, partially offset by lower power sales at VAL and BALCO.
The operating loss in fiscal year 2020 was
₹
 39,934 million while there was operating profit of
₹
 186,852 million in fiscal year 2021 and
₹
 389,627 million ($ 5,135 million) in fiscal year 2022.
The following tables are derived from our selected consolidated financial data and set forth:

•	the revenue from external customers for each of our business segments as a percentage of our revenue on a consolidated basis;

•	the operating profit/(loss) for each of our business segments as a percentage of our operating profit on a consolidated basis; and

•	the segment profit/(loss) for each of our business segments as a percentage of our segment profit on a consolidated basis.

	For the year ended March 31
Particulars	2020	2021	2022
	(in percentages)
Revenue:

Zinc – India	21.7	25.2	21.8
Zinc – International	3.7	3.1	3.4
Oil and Gas	15.2	8.7	9.5
Iron Ore	4.1	5.2	4.8
Copper	10.8	12.5	11.5
Aluminium	31.8	33.0	38.7
Power	7.0	6.2	4.2
Other (ii)	5.7	6.1	6.1

Total	100	100	100

Operating Profit / (loss):

Zinc – India	161.6	49	33.9
Zinc – International	(6.4)	2.6	2.6
Oil and Gas	(256.5)	5.8	18.9
Iron Ore	11.8	8.6	5.2
Copper	(32.8)	(2.9)	(1.2)
Aluminium	11.1	32	38.4
Power	27.0	4.5	1.2
Other (ii)	(15.8)	0.4	1.1

Total	(100)	100	100

Segment Profit /(loss) (i) :

Zinc – India	41.5	42.5	35.7
Zinc – International	1.8	3.0	3.4
Oil and Gas	34.6	11.8	13.2
Iron Ore	4.0	6.6	5.0
Copper	(1.4)	(0.6)	(0.3)
Aluminium	9.5	28.3	38.3
Power	7.8	5.1	2.4
Other (ii)	2.2	3.3	2.3

Total	100	100	100

(i)
Segment profit is presented as required by IFRS 8 and is calculated by adjusting depreciation, amortization and impairment and other items as defined in note 5
“
Segment information of Notes to the Consolidated Financial Statements
”
from operating profit. Our segment profit/EBITDA may not be comparable to similarly titled measures reported by other companies due to potential inconsistencies in the method of calculation. We have included our segment profit because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our segment profit should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with IFRS as issued by the IASB. We believe that the inclusion of supplementary adjustments applied in our presentation of segment profit are appropriate because we believe it is an indicative measure of our baseline performance as it excludes certain charges that our management considers to be outside of our core operating results. In addition, our segment profit is among the primary indicators that our management uses as a basis for planning and forecasting of future periods. Given below a table reconciling segment wise segment profit/(loss) to operating profit/(loss) for the periods presented. For futher details refer “
Note 5: Segment information of Notes to the Consolidated Financial Statements
”.

Year ended March 31, 2020

Particulars	Copper	Zinc India	Zinc International	Aluminium	Power	Iron Ore	Oil and Gas	Others	Total
	( ₹ in million)
Segment profit / (loss)	(2,894)	87,140	3,798	19,936	16,490	8,312	72,683	4,638	210,103
Depreciation and amortisation	(1,471)	(22,610)	(6,329)	(17,183)	(5,701)	(2,413)	(40,077)	(4,706)	(100,490)
Impairment	(6,692)	—	—	—	—	(1,201)	(135,031)	(5,098)	(148,022)
Other items*	(2,028)	—	(42)	1,681	—	—	—	—	(1,525)
Operating profit / (loss)	(13,085)	64,530	(2,573)	4,434	10,789	4,698	(102,425)	(5,166)	(39,934)

*
Other items represent provision for receivables from KCM of
₹
2,070 million, Renewable Power Obligation (RPO) liability reversal of
₹
1,681 million. Additionally, forex loss on MAT credit entitlements of
₹
1,136 million which has not been allocated to any segment is included in here.

Year ended March 31, 2021

Particulars	Copper	Zinc India	Zinc International	Aluminium	Power	Iron Ore	Oil and Gas	Others	Total
	( ₹ in million)
Segment profit / (loss)	(1,753)	116,200	8,100	77,523	14,070	18,176	32,166	9,133	273,615
Depreciation and amortisation	(1,533)	(24,617)	(3,211)	(16,926)	(5,749)	(2,208)	(21,274)	(5,660)	(81,178)
Asset under construction written off	—	—	—	(1,811)	—	—	—	(629)	(2,440)
Other items*	(2,086)	—	(40)	950	—	—	—	(2,135)	(3,145)
Operating profit / (loss)	(5,372)	91,583	4,849	59,736	8,321	15,968	10,892	709	186,852

*
Other items represent provision for receivables from KCM of
₹
2,127 million, Renewable Power Obligation (RPO) liability reversal of
₹
950 million, Costs to be incurred by the Company for obtaining Environment Clearance of
₹
2,135 million. Additionally, forex gain on MAT credit entitlements of
₹
166 million which has not been allocated to any segment is included in here.

Year ended March 31, 2022

Particulars	Copper	Zinc India	Zinc International	Aluminium	Power	Iron Ore	Oil and Gas	Others	Total	Total
	( ₹ in million)									($ in million)
Segment profit/(loss)	(1,131)	161,620	15,343	173,374	10,816	22,670	59,886	10,383	452,961	5,971
Depreciation and amortisation	(1,467)	(28,082)	(5,126)	(19,960)	(5,700)	(2,385)	(22,949)	(5,479)	(91,148)	(1,201)
Impairment reversal/ (charge)	-	-	-	-	-	-	62,745	-	62,745	827
Exploration cost written off	-	-	-	-	-	-	(26,181)	-	(26,181)	(345)
Asset under construction written off	-	-	-	-	-	-	-	(701)	(701)	(9)
Other Items*	(2,126)	(1,342)	(46)	(3,757)	(370)	-	-	(69)	(8,049)	(108)
Operating profit/(loss)	(4,724)	132,196	10,171	149,657	4,746	20,285	73,501	4,134	389,627	5,135

*
Other items represent provision for receivables from KCM of
₹
2,172 million ($ 29 million), provision for estimated costs of legacy fly ash utilization and reclamation
₹
2,877 million ($ 38 million) (refer Note 37(f)), charge for settlement of entry tax dispute under Amnesty Scheme
₹
1,342 million ($ 18 million), provision for deposit given for inoperable mining project
₹
 1,250 million ($ 16 million) and Costs to be incurred by the Company for obtaining Environment Clearance of
₹
69 million ($ 1 million). Additionally, forex loss on MAT credit entitlements of
₹
339 million ($ 4 million) which has not been allocated to any segment is included in here.

(ii)	Others includes steel which represents 4.9%, 5.4% and 5.1% of Revenue, 0.9%, 1.7% and (8.6%) of Operating Profit and 1.5%, 3.2% and 2.8% of segment profit in FY 2022, FY 2021 and FY 2020 respectively.

Factors Affecting Results of Operations
Our results of operations are primarily affected by commodity prices, input commodity inflation and deflation, our cost of production, our production output, government policy in India and exchange rates.
Metal and Oil Prices, Copper TcRc and Power Tariff
Overview
Our results of operations are significantly affected by the commodity prices of natural resources that we produce, which are based on LME / LBMA prices in our zinc and aluminium business, other benchmark prices in our oil, gas, iron ore and steel businesses and by the TcRc of copper in our copper business. The TcRc of copper, the commodity prices of the metals that we produce, and the benchmark price of oil, gas and iron ore can fluctuate significantly as a result of changes in the supply of and demand for zinc, lead, silver, oil, gas, iron ore, copper, aluminium and steel among others. While natural resources producers are unable to influence the market rate of the TcRc or commodity prices directly, events such as changes in smelting or commodity production capacities, temporary price reductions or other attempts to capture market share by individual natural resources producers, including our consolidated group of companies, may have an effect on market prices. Moreover, the prices realized by us can, to some extent, be affected by the terms we are able to negotiate for the contractual arrangements we enter into with buyers. Price variations and market cycles have historically influenced and are expected to continue to influence our financial performance.
During fiscal year 2022, the increase in zinc, aluminium, brent, lead, copper and silver positively affected our revenue and operating profit which was partially offset by decrease in iron ore price. During fiscal year 2022, the average LME prices of zinc, aluminium, brent, copper, lead and silver increased by 34.5%, 53.7%, 82.1%, 40.5%, 22.3% and 7.4% respectively and the average price of iron ore decreased by 8.4%.
Global commodity market is currently facing high uncertainty amid the geo-political tension between the Ukraine Russia crisis in addition to the prior crisis in the supply chain disruption. Commodity market has faced major disruptions since early CY 2022 which has revamped the global trade pattern and consumption of the commodities compelling the prices to reach all time high levels. The World Bank has expressed that the commodity prices will remain elevated through the end of CY 2024. Lower than expected Chinese commodity demand influenced by strict pandemic restriction had slowed down the commodity market growth in mid-2021, but the war has turned the commodity market upheaval. To support the ongoing recovery of the global economies, central banks had kept the policy rates accommodative for economy to bounce back from the COVID-19 related economic crisis. However, fueled by the rising energy prices, revival of demand but continued supply constraints, world economy is facing the risk of high inflation. Sharp hike in the inflation has created a pressure on the economies and their central banks to reconsider accommodative and expansionary monetary policies. To control rising inflation, a number of central banks have raised interest rates and rolled out measures to reduce excess liquidity in the market. Rising interest rates by central banks and continuity of the war and slowing Chinese economy have created further uncertainty in the commodity market. According to IMF, global economic crisis may delay the investment related to the climate change initiatives and is expected to make economies more vulnerable to the commodity prices. USA’s economy has witnessed improvement in the unemployment rate, but high cost of energy and other commodity is expected to keep the uncertainty around. Europe has been impacted by the geo-political crisis more adversely with the dependency of energy supply and other major commodities from Russia. In addition to the inflation pressure and economic recovery from the pandemic, European countries have been facing additional fiscal pressure from the spending on the energy security and defence budget.

Zinc and Aluminium
The revenue of our zinc and aluminium businesses fluctuates based on the volume of our sales and the respective LME prices of zinc, lead and aluminium and the LBMA price of silver. Our zinc business is fully integrated, and its profitability is dependent upon the difference between the LME price of zinc and lead, LBMA price of silver and our cost of production, which includes the costs of mining and smelting. For the portion of our aluminium business where the bauxite is sourced from BALCO’s own bauxite mines, profitability is dependent upon the LME price of aluminium less our cost of production, which includes the costs of bauxite mining or purchase of bauxite from third parties, transportation costs, refining of bauxite into alumina and smelting of alumina into aluminium. For the portion of our aluminium business where alumina is sourced from third parties, profitability is dependent upon the LME price of aluminium less cost of the sourced alumina and our cost of production.
Zinc LME prices remained volatile during year FY 2022, starting off the year at $ 2,766 per ton levels and gradually recovering to pre-COVID levels. Prices are currently at $ 4,260 per ton at March 2022 end.
During fiscal year 2022, 83.2% and 45.8% of BALCO and Jharsuguda’s alumina requirements, respectively, were met through imports and domestic supplies from third parties, and the balance were supplied by our Lanjigarh alumina refinery. The following table sets forth the daily average zinc aluminium LME prices for each of the last three fiscal years:

	For the Year Ended March 31,
Particulars	2020	2021	2022
	(in $ per ton/ounce)
Zinc LME	2,402	2,422	3,257
Aluminium LME	1,749	1,805	2,774
Lead LME	1,952	1,868	2,285
Silver LBMA *	16.5	22.9	24.6

*	silver is denominated in $/ ounce
The average LME aluminium prices for the year FY 2022 was $ 2,774 per ton, an increase of approximately 54% over FY 2021 average of $ 1,805 per ton. Throughout the fiscal year, the aluminium market witnessed significant volatility but overall, the market had been significantly bullish for FY 2022. The LME prices averaged around $ 2,400 per ton in quarter 1 of FY 2022 and $ 2,648 per ton in quarter 2 of FY 2022, primarily driven by the higher metal demand post the
Covid-19
induced economic demand slump. Commodity market became more bullish pertaining to the higher energy cost and Ukraine Russia crisis. In the last two quarters the prices were at $ 2,762 per ton in quarter 3 of FY 2022 and $3,280 per ton in quarter 4 of FY 2022. The demand showed bullish sentiments, which was backed by reduced no. of covid cases across the globe and the demand increased by approximately 10% in FY 2021 to approximately 69 million tons from approximately 63 million tons in FY 2020. The global demand for primary aluminium have been increased by approximately 1% in FY 2022 to approximately 70 million tons, the biggest boost coming from construction and transport sector across geographies backed by government stimulus.
Steel
The revenue of our steel business fluctuates based on the volume of our sales and the prices of steel in domestic market in fiscal year 2022. More than 90.0% of the sales in steel business happened in domestic market (99.0% in fiscal year 2021) and its prices are directly affected by the demand and supply of steel in the domestic market. Our major raw materials are iron ore and coking coal. Iron ore is entirely sourced from domestic market. Coking coal is mostly imported and is generally purchased based on index price or spot prices. Any fluctuation in coking coal and iron ore prices impacts our cost of production. The steel prices are influenced by many factors including demand, supply, raw material cost, capacity utilization and improvement in manufacturing process. The profitability of our steel business is determined based on the sale price less the purchase price of raw material including manufacturing cost.
The following table sets forth the prices for each of the last three fiscal years:

	($ per ton)
	For the year ended March 31,
Particulars	2020	2021	2022
Pig irons	354	382	546
Billet	418	336	613
TMT	494	539	688
Wire rod	519	537	707
DI pipe	602	545	629

Average steel price ($ per ton)	495	488	660

Average sales realization increased 35%
y-o-y
from $ 488 per ton in fiscal year 2021 to $ 660 per ton in fiscal year 2022. Prices of iron and steel are influenced by several macro-economic factors. These include global economic slowdown,
US-China
trade war, supply chain destocking, government spend on infrastructure, the emphasis on developmental projects, demand-supply forces, the PMI in India and production and inventory levels across the globe, specially China.

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
The following table sets out the average price of Dated Brent, an international benchmark of oil blend for each of last three fiscal years:

	For the Year Ended March 31,
Particular	2020	2021	2022
	($ per barrel)
Dated Brent	60.9	44.6	81.1
Crude oil price averaged $ 81.1 per barrel in FY 2022, compared to $ 44.6 per barrel in the previous year driven by vaccination effort, easing of lockdown restrictions and economic growth optimism.
Two years after shaking markets,
COVID-19
once again caused record infections from Omicron variant which introduced some uncertainty into oil markets but this time the surge had muted impact on oil consumption. Indeed, mobility indicators remain robust and oil demand has been stronger than expected in recent month. Resurgence of
COVID-19
infections and renewed lockdowns in key economies delayed economic recovery specially in the Euro-zone, Japan, and India, which kept growth rates low in the first half of CY 2021. However, vaccination efforts and the easing of lockdown restrictions lend optimism boosted oil demand supported by rising mobility and travelling activities.
Global oil supply increased by 5.4 Mbpd to 97.3 Mbpd in FY 2022. The main drivers of oil supply growth were USA, Russia, Saudi Arabia, and Iraq.
In FY 2022, world oil demand substantially outpaced FY 2021 historically low levels with an increase of 6.8 mb/d to 98.5 Mbpd.
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
For Rajasthan, sales to private refiners are benchmarked to Dated Brent with a fixed discount of 2.7% for FY 2022 and sales to PSU refiners continue to be based on Bonny Light, a West African low sulphur crude oil that is frequently traded in the region. For Ravva and Cambay blocks, the crude oil is also benchmarked to Bonny Light, with appropriate adjustments for crude quality. For fiscal year 2022, the discount to Dated Brent averaged 4.6% for Rajasthan 7.2 % for Cambay and 3.3% for Ravva, due to the prevailing oil market conditions. Dated Brent reflects the values of North Sea cargo loading within the next
10-25
days, it incorporates the Brent, Forties, Oseberg and Ekofisk crude oil with the most competitive grade setting the price.
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
The following table sets forth the daily average iron ore prices (62.0% iron) for each of the last three fiscal years:

	For the Year Ended March 31,
Particulars	2020	2021	2022
	(in $ per dmt)
China imported iron ore fines (62.0% iron, cost and freight Tianjin Port)	94.84	166.9	152.8
For Iron ore prices, Year 2021 opened with a strong upward trend with index being relatively on a higher side touching a high of $ 229.55 in May 21 and further, hovering at the near same levels (above $ 200) till July 21. Post which, prices had been declining continously from Aug 21 to Nov 21 to as low as $ 87.2 in November. Further, Index again commenced an upward journey post January while touching a high of $ 162.75 mainly due to Russia Ukraine War scenario.

Copper
The revenue of our copper business fluctuates based on the volume of our sales and the LME price of copper. However, as our copper business is primarily one of custom smelting and refining, the profitability of our copper business is significantly dependent upon the market rate of the TcRc. We purchase copper concentrate at the LME linked price for the relevant quotational period less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. The market rate for the TcRc is significantly dependent upon the availability of copper concentrate, worldwide copper smelting capacity and transportation costs. The TcRc that we are able to negotiate is also substantially influenced by the TcRc terms established by certain large Japanese custom smelters. The profitability of our copper business as to the portion of our copper business where we source copper concentrate from third parties, which accounted for 100% of our copper concentrate requirements, is thus dependent upon the amount by which the TcRc we are able to negotiate exceeds our smelting and refining costs. Sinc fiscal year 2019, as the smelter operations at Tuticorin were shut, the Company procured Anodes and Cathodes with negotiated Rc. The profitability of our copper operations is also affected by the prices we receive upon the sale of by-products,
such as sulphuric acid and gypsum and precious metals, which are generated during the copper smelting and refining process. The prices we receive for by-products
can vary significantly, including as a result of changes in supply and demand and local market factors in the location the by-product
is produced. The following table sets forth the average TcRc that we have realized for each of the last three fiscal years:

	For the Year Ended March 31,
Particulars	2020		2021		2022
Copper TcRc (in US cents per pound)	2.8	(1)	3.3	(1)	5.7	(1)
Copper LME (in US $ per tonne)	5,855		6,897		9,689

(1)	Above TcRc is computed net of premium paid on purchase of cathodes in fiscal year 2020, fiscal year 2021 and fiscal year 2022.
Power
We operate 600 MW unit as an independent power plant at Jharsuguda. It has a power supply agreement with GRIDCO. BALCO used to operate 600 MW (2 X 300 MW) independent power plants. Now, it just operates 300 MW unit as an IPP. The other 300 MW unit has been converted to a captive power plant (“CPP”), as per order received from CSERC dated January 1, 2019, for conversion of 300 MW capacity from IPP to CPP from April 1, 2017. The MALCO plant has been put under care and maintenance from May 26, 2017.
The 1,980 MW thermal power plant at Talwandi Sabo was set up for commercial power sales. It has a PPA with PSPCL. The fuel cost subject to quoted efficiency will be a pass-through and revenue is linked to the Plant Availability Factor.
The average power realization price for TSPL for the years ended March 31, 2020, 2021 and 2022 are
₹
 3.7/unit,
₹
 3.0/unit and
₹
 3.6/unit respectively based on Plant Availability Factor. The average power realization price (excluding TSPL) for the years ended March 31, 2020, 2021 and 2022 was
₹
 3.6,
₹
 3.1 and
₹
 3.1 per unit respectively.
India Market Premium
Generally, our products in India are sold at a premium to the LME market price due to a number of factors including the customs duties levied on imports by the GoI, the costs to transport metals to India and regional market conditions. See
“Government Policy.
” As a result, we endeavor to sell large quantities of our products in India.
Hedging
We engage in hedging strategies to a limited extent to partially mitigate our exposure to fluctuations in commodity prices, as further described in “
Note 25: Financial Instruments
” of Notes to the Consolidated Financial Statements.
Costs of Production
Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, oil and gas extraction, process improvements, by-product
management and increasing productivity help drive our costs down. Costs associated with mining and metal production include ore extraction and processing costs at our captive mines, energy costs, labor costs and other manufacturing expenses. Costs of production also include cost of alumina for our aluminium business.
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
Energy cost is the most significant component of the cost of production in our metal production businesses. Most of our power requirements are met by captive power plants, which are primarily coal fueled. Thermal coal, diesel fuel and fuel oil, which are used to operate our power plants, and metallurgical coke, which is used in the zinc smelting process, are currently sourced from a combination of long term and spot contracts. Our iron ore business meets most of its power requirement through its 60 MW captive power plant and from the grid run by the electricity department of the government and in the event the requirement of power is not satisfied through the grid, then we use generators. Our aluminium smelters, which have high energy consumption due to the power intensive nature of aluminium smelting operation, sources its thermal coal requirement from Coal India Limited and its subsidiaries through linkages, linkage auctions and
E-Auctions,
Importers and Traders. Mahanadi Coalfields Limited and Southeastern Coal Fields Limited, subsidiaries of Coal India Limited are the majority suppliers. The latest linkage auction coal from Tranche V, 15mtpa quantity, started to materialize from January 2022. We also strategically bid for captive coal blocks as and when they are offered for auctions by Ministry of Coal, GoI. During the fourth quarter of fiscal year 2015, BALCO was successful in securing one coal mine in coal block auctions conducted by the GoI, namely the Chotia Coal block. The productions commenced at the Chotia mine during the fourth quarter of fiscal year 2016. The total reserves at the Chotia block are 19.66 million tons as on April 1, 2020, with the annual production capacity of one million tons and during FY20, 1.0MT coal was produced from Chotia II, reducing the on date extractable coal reserve to 18.66MT and no major coal production (only 0.002 MT produced) in FY 2021 due to ongoing pandemic situation. There was nil production in FY 2022 as low GCV has rendered operations being uneconomical. Further, the Company has made a request for surrender of mining lease and discharge of CMDPA to the office of Nominated Authority in June 2021.
We secured the Jamkhani coal block in the captive coal block auctions conducted by the Ministry of Coal, GoI. It will cater to power generation for Jharsuguda smelting operations. We have signed the Coal Mine Development and Production Agreement (“CMDPA”) with GoI and received Vesting Order for the coal block. The mine currently has a capacity of 2.6 mtpa. The production at this mine is expected to commence from July, 2022. We expect it to improve our coal materialization performance for Jharsuguda.
The Company has secured the Radhikapur West coal block in tranche 11 of the coal block auction. The Company entered into the CMDPA with the GoI on January 11, 2021. This has a mine capacity of 6 mtpa. The production at this mine is expected to commence from September, 2022
During the year, the Company won the Kuraloi (A) North Coal Block during the first tranche of auction under the MMDR Act. Vedanta entered into the CMDPA in respect of such coal block with the GoI on September 3, 2021. The mine has a capacity of 8 mtpa, which can additionally help us to meet the group’s coal requirements. The production at this mine is expected to commence from September, 2023.
HZL continues to import significant coal requirement from third party suppliers and balance is sourced through linkage. HZL’s operations source their back - up power from liquid fuel-bases captive power plants or from local power companies. The liquid fuel is sourced from third - party suppliers on yearly contracts.
For our zinc, iron ore and captive bauxite ore operations at BALCO, where we source the ore from our own mines, ore extraction and processing costs affect our cost of production. In our iron ore businesses, the ore extraction and processing costs to produce saleable ore are generally a small percentage of our overall cost of production of the finished metals. In our alumina refinery at Lanjigarh, alumina is produced from bauxite ore. The cost of production of alumina is dependent on the cost of bauxite and cost of converting it to alumina. In fiscal year 2022, the cost of bauxite makes up for almost 52.0% of the cost of production, wherein bauxite logistics is a major component. Our bauxite sourcing is from several sources including Odisha Mining Corporation (“OMC”) captive mines at BALCO and other global suppliers.
In iron ore, logistics represents approximately 25.0% to 30.0% of the total cost of production in the case of exports. In addition, a significant cost of production in our zinc and iron ore business is the royalty that HZL pays on the lead-zinc ore that is mined, which royalty is a function of the LME prices of zinc and lead, and the iron ore pays on extraction of iron ore at the rate declared by the Indian Bureau of Mines. See “
Government Policy—Taxes, royalties and cess payments.
”
In steel, cost comprises of iron ore fines, lumps, pellets and mill scale, coking coal comprises of hard coking, semi soft coking coal, high fluidity coal and fluxes which includes limestone and Dolomite. This cost also includes conversion cost of hot metal into saleable products such as Wire Road, TMT Bar, DI Pipe, Pig iron and billets. Iron ore and coking coal are major cost drivers.

In the commercial power generation business, production costs are primarily coal costs, and the coal are largely sourced from the domestic market.
We outsource a majority of BALCO’s mining operations, a substantial portion of HZL’s and iron ore’s mining operations, Oil and Gas operations and a limited number of functions at our copper and zinc operations to third party contractors. The operations and maintenance activities at the Jharsuguda 1215 MW and 2400 MW power facilities, BALCO’s 540 MW and 1,200 MW power facilities and TSPL 1,980 MW power facilities are substantially outsourced to third party contractors.
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

(iii)
Cost of production before
by-product
revenue and net of
by-product
revenue is divided by the daily average exchange rate for the year to calculate US dollar cost of production per lb or per ton of metal as reported.

The following table sets forth our average realized TcRc and cost of production for each of our metals, power, oil and gas for each of the last three fiscal years:

Particulars	For the Year Ended March 31,
	Unit of Measurement	2020	2021	2022
		(in US dollars per ton, except as indicated)
TcRc (1)	¢/lb	2.8	3.3	5.7

Cost of production before by-product revenue (2)
Zinc India (3)	$/ton	1,495	1,401	1,723
Zinc International (4)	$/ton	1,797	1,479	1,673
Oil and Gas (5)	$/boe	22.4	21.7	35.7
Iron ore (6)	$/ton	17.1	17.2	14.9
Copper smelting and refining (7)	¢/lb	23.2	14.2	14.9
Aluminium (8)	$/ton	1,690	1,347	1,858
Steel	$/ton	415	386	576
Power – Jharsuguda 600 MW plant (10)	₹ /unit	3.9	2.5	2.7

Cost of production net of by-product revenue (2)
Zinc India (3)	$/ton	1,371	1,286	1,567
Zinc International (4)	$/ton	1,665	1,307	1,442
Oil and Gas (5)	$/boe	22.4	21.7	35.7
Iron ore (6)	$/ton	17.1	17.2	14.9
Copper smelting and refining (7)	¢/lb	23.2	14.2	14.9
Aluminium (8)	$/ton	1,690	1,347	1,855
Steel (9)	$/ton	415	386	576
Power – Jharsuguda 600 MW plant (10)	₹ /unit	3.9	2.5	2.7

(1)	Represents our average realized TcRc for the year and TcRc is computed net of premium paid on purchase of cathodes in fiscal year 2020, 2021 and 2022.
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

(3)
Cost of production of zinc before
by-product
revenue increased from $ 1,401 per ton for fiscal year 2021 to $ 1,723 per ton for fiscal year 2022. The increase is mainly due to higher coal prices and input commodity inflation partly offset by higher volume, better Sulphuric Acid realizations and improved recoveries. The cost of production of zinc net of by-product
revenue increased from $ 1,286 per ton in fiscal year 2021 to $ 1,567 per ton in fiscal year 2022. The increase was due to aforementioned reasons partially offset by higher sulphuric acid credit on account of higher net sales realisation (“NSR”) in fiscal year 2022.

(4)
Cost of production for Zinc International net of
by-product
credit increased from $1,307 per ton to $1,442 per ton, an increase of 10.4%. This was mainly driven by higher mining costs, TCRCs, exchange rate appreciation and annual inflation offset by higher production at Gamsberg. Cost of production before by-product revenue increased from $1,479 to $1,673.

(5)
Cost of production for oil and gas, increased to $ 35.7 per net boe in fiscal year 2022 from $ 21.7 per net boe in fiscal year 2021, primarily on account of increase in cess on ad-valorem
basis due to increase in average Brent price realizations and Increase in JV expenses due to increase in Polymer prices.

(6)
Cost of production for iron ore, decreased from $ 17.2 per ton in fiscal year 2021 to $ 14.9 per ton in fiscal year 2022. We bought 1.1 million tonnes low grade iron ore in auctions held by Goa Government in Auction No
-25,26
and 27. These ore along with opening stock of ore purchased in 23rd and 24th auction and fresh royalty paid ore moved out of mines post the Hon’ble Supreme Court order, were then beneficiated and around 1.1 million tonnes were exported.

(7)	Cost of production for copper has increased from ¢/lb 14.2 to ¢/lb 14.9 primarily on account of higher fuel cost in fiscal year 2022, partially offset by operational efficiencies.
(8)
Cost of production for Aluminium before adjusting
by-product
revenue increased from $ 1,347 per ton in fiscal year 2021 to $ 1,858 per ton in fiscal year 2022. The increase is on account of headwinds in cost due to rising commodity prices and the coal crisis, we undertook several structural initiatives to make our business immune from market induced volatilities. The cost of production net of by-product
credit increased from $ 1,347 per ton in fiscal year 2021 to $ 1,855 per ton in fiscal year 2022.

(9)
Cost of production for steel business has increased from $ 386 per ton to $ 576 per ton in the fiscal year 2022. This was primarily due to increase of coking coal prices and significant losses in operational inefficiencies.

(10)	Power cost at Jharsuguda 600 MW plant has marginally increased from ₹ 2.5/unit to ₹ 2.7/unit.
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
of zinc while silver is a
by-product
of lead. Accordingly, the cost of production presented for Black Mountain mine is only for zinc production and the cost of production of lead and silver are not presented. Royalties paid are also included in the cost of production. The total cash cost before by-product
revenue and net of
by-product
revenue is divided by the total number of tons of zinc metal produced or zinc metal in concentrate produced to calculate the cost of production before by-product
revenue and net of
by-product
revenue per ton of zinc metal produced or zinc metal in concentrate produced. Gamsberg mine has been ramping up well in fiscal year 2022. Cost of production before by-product
revenue of zinc at Gamsberg consists of direct mining costs, concentrate costs, TcRc and direct services cost. Gamsberg mine does not produce any material by-products.

•
The cost of production in our oil and gas business consists of expenditure incurred towards the production of crude oil and natural gas including statutory levies, such as cess, royalties (except the RJ block) and production payments payable pursuant to the PSC’s as well as operational expenditures such as costs relating to manpower, repairs and maintenance of facilities, power generation and fuel for such facilities, water injection, insurance, and storage, transportation and freight of crude oil and natural gas, among others. Cess forms a major component of the cost of production and any change in the rate of the cess will impact the result of the operations. The total production cost is divided by the entitlement interest quantity of oil and gas produced to determine the cost of production per barrel of oil equivalent.

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

•
Our iron ore operations in Goa were recommenced in August 2015, after receiving necessary approvals from the Goa state government. Our iron ore operations had been suspended till fiscal year 2015 due to the continued mining ban in the state of Goa. The Hon’ble Supreme Court passed its final order in the matter on February 7, 2018 wherein it set aside the second renewal of the mining leases granted by the State of Goa. The Hon’ble Supreme Court directed all lease holders operating under a second renewal to stop all mining operations with effect from March 16, 2018 until fresh mining leases (not fresh renewals or other renewals) and fresh environmental clearances are granted under the Mines and Minerals (Development and Regulation) (MMDR) Act. We continue to engage with the Government for the resumption of mining operations.

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

•
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

•
The Hon’ble Supreme Court on February 18, 2019 set aside the NGT judgment dated December 15, 2018 on the grounds of maintainability, allowing Vedanta Limited the liberty to approach the High Court of Madras to challenge all the orders collectively, stating that no plea of alternative remedy shall be allowed.

•
Based on the said order, Vedanta Limited has filed a writ petition before the Principal Bench of the High Court of Madras and has additionally filed an application seeking interim relief for care and maintenance of the plant. The High Court of Madras vide its judgement dated August 18, 2020 dismissed the writ petition filed by the Company. The Company has approached the Hon’ble Supreme Court and challenged the said High Court of Madras order by way of a SLP to Appeal and also filed an interim relief for care and maintenance of the plant. The matter was then listed on December 2, 2020 before Hon’ble Supreme Court Bench. The Bench after having heard both the sides concluded that at this stage the interim relief in terms of trial run could not be allowed. Further, considering the voluminous nature of documents and pleadings, the matter shall be finally heard on merits. Further, Hon’ble Supreme Court held that the case will be listed once physical hearing resumes in Hon’ble Supreme Court. After a series of computer-generated hearing dates, the matter was taken up on March 15, 2022 and was part heard. The matter was to be further heard on March 22, 2022, however due to reconstitution of the bench the matter was not listed. The Hon’ble Supreme Court has, on May 20, 2022, ordered for the interlocutory application that was filed by Vedanta Limited before the Hon’ble Supreme Court for the maintenance of status quo as on March 15, 2022 consequent to an order passed by the Collector of Tuticorin requiring Vedanta Limited employees to vacate the plant premises to be listed for hearing along with the main matter on the next date of listing.

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

	For the Year Ended March 31,
Segments	2018		2019		2020		2021		2022

	( ₹ in millions, except Production output and Cost of production)
Zinc—India:
Segment revenue		216,136		206,562		181,590		219,316		286,241
Segment profit		(122,596)		(105,995)		(87,140)		(116,200)		(161,620)

		93,540		100,567		94,450		103,116		124,621
Cost of lead metal sold		(15,027)		(20,664)		(19,450)		(21,370)		(22,703)
Others (c)		(3,097)		(6,386)		(2,075)		(7,478)		(2,371)

Total before adjusting for by-product revenues		75,416		73,517		72,925		74,268		99,547
By-product revenue		(5,791)		(6,335)		(6,059)		(6,083)		(9,046)

Total after adjusting for by-product revenues		69,625		67,182		66,866		68,185		90,501

Production output (in tons)		791,461		696,283		688,286		715,446		775,808
Cost of production before by-product revenue (per ton) (a)		$1,479		$1,511		$1,495		$1,401		$1,723
Cost of production net of by-Product revenue (per ton) (a)		$1,365		$1,381		$1,371		$1,286		$1,567
Cost of production net of by-Product revenue (per ton) (a)	₹	87,971	₹	96,488	₹	97,150	₹	95,304	₹	1,16,655
Zinc—International:
Segment revenue		34,458		27,383		31,275		27,290		44,844
Segment profit		(14,145)		(6,962)		(3,798)		(8,100)		(15,343)

		20,313		20,421		27,477		19,190		29,501
Treatment and Refining Charges (TcRc)		332		959		5,646		6,242		3,128
Cost of lead metal sold		(3,160)		(3,392)		(3,031)		(2,114)		(3,369)
Others (c)		(4,027)		(1,789)		(4,258)		(4,164)		(5,125)

Total before adjusting for by-product revenues		13,458		16,199		25,834		19,154		24,135
By-product revenue		(1,950)		(2,701)		(1,893)		(2,235)		(3,327)

Total after adjusting for by-product revenues		11,508		13,498		23,941		16,919		20,808

Production output (in tons)		111,390		101,015		202,859		174,708		193,732
Cost of production before by-product revenue (per ton) (a)		$1,875		$2,295		$1,797		$1,479		$1,673
Cost of production net of by-product revenue (per ton) (a)		$1,603		$1,912		$1,665		$1,307		$1,442
Oil and Gas
Segment revenue		95,359		132,228		126,608		75,308		124,301
Segment profit		(54,500)		(76,525)		(72,683)		(32,166)		(59,886)

		40,859		55,703		53,925		43,142		64,415
Unsuccessful Exploration Cost		(1)		(497)		(27)		(71)		—
Other income		—		283		254		273		233
-Pre award cost		—		—		—		—		—
Others (c)		(93)		(1,455)		(4,446)		(3,549)		(4,906)

Total before adjusting for by-product revenues		40,765		54,034		49,706		39,795		59,742
By-product revenue		—		—		—		—		—

Total after adjusting for by-product revenues		40,765		54,034		49,706		39,795		59,742

Net Production (in mmboe)		29.42		28.83		31.35		24.72		22.47
Cost of production before by-product revenue (per boe) (a)		$21.5		$26.8		$22.4		$21.7		$35.70
Cost of production net of by-product revenue (per boe) (a)		$21.5		$26.8		$22.4		$21.7		$35.70
Iron Ore
Segment revenue		31,298		29,114		34,630		45,284		63,500
Segment profit		(3,100)		(6,321)		(8,312)		(18,176)		(22,670)

		28,198		22,793		26,318		27,108		40,830
Cost of Intermediary product sold		(12,501)		(18,410)		(18,119)		(17,448)		(31,933)
Export Duty		(1298)		(823)		(1,162)		(1,182)		(1,966)
Others (c)		(4,447)		449		(1,723)		(1,241)		(620)

Total before adjusting for by-product revenues		9,952		4,009		5,314		7,237		6,311
By-product revenue		—		—		—		—		—

Total after adjusting for by-product revenues		9,952		4,009		5,314		7,237		6,311

	For the Year Ended March 31,
Segments	2018		2019		2020		2021		2022

	( ₹ in millions, except Production output and Cost of production)
Production output (in million dmt)		7.1		4.4		4.4		5.7		5.7
Cost of production before by-product revenue (per dmt) (a)		$21.9		$13.2		$17.1		$17.2		$14.9
Cost of production net of by-product revenue (per dmt) (a)		$21.9		$13.2		$17.1		$17.2		$14.9
Copper 1
Segment revenue		246,766		107,390		90,526		108,897		151,511
Segment profit		(10,378)		2,339		2,894		1,753		1,131

		236,388		109,729		93,420		110,650		152,642
Purchased concentrate/rock		(221,176)		(104,033)		(90,046)		(105,188)		(144,980)
Cost for downstream products		(2,009)		(1,241)		(1,058)		(851)		(1,014)
Others (c)		(5,148)		(1,547)		498		(2,260)		(3,598)

Total before adjusting for by-product and free copper revenues		8,055		2,908		2,814		2,351		3,050
By-product revenue		(2,502)		—		—		—		—
Free Copper net sale		(2,287)		—		—		—		—

Total after adjusting for by-product and free copper revenues		3,266		2,908		2,814		2,351		3,050

Production output (in tons)		403,168		89,517		77,490		101,435		125,104
Cost of production before by-product and free copper revenue (a)		¢/lb 14.1		¢/lb 21.1		¢/lb 23.2		¢/lb 14.2		¢/lb 14.9
Cost of production net of by-product and free copper revenue (a)		¢/lb 5.7		¢/lb 21.1		¢/lb 23.2		¢/lb 14.2		¢/lb 14.9
Aluminium
Segment revenue		228,435		292,286		265,773		286,442		508,809
Segment profit		(26,661)		(22,058)		(19,936)		(77,523)		(1,73,374)

		201,774		270,228		245,837		208,919		335,435
Cost for downstream products		(5,722)		(7,733)		(7,801)		(7,438)		(11,185)
Others (c)		(375)		(1,118)		(9,181)		6,615		(11,794)

Total before adjusting for by-product revenues		195,677		261,377		228,855		193,782		312,456
By-product revenue		(76)		(35)		(27)		(142)		(498)

Total after adjusting for by-product revenues		195,601		261,342		228,828		193,640		311,958

Production output (hot metal) (in tons)		1,608,420		1,900,739		1,911,266		1,940,344		2,258,443
Cost of production before by-product revenue (per ton) (a)		$1,888		$1,968		$1,690		$1,348		$1,858
Cost of production net of by-product revenue (per ton) (a)		$1,887		$1,967		$1,690		$1,347		$1,855
Cost of production net of by-product revenue (per ton) (a)	₹	121,595	₹	137,495	₹	119,726	₹	99,797	₹	138,348
Steel
Segment revenue		—		41,955		42,827		46,676		64,738
Segment profit		—		(7,913)		(5,879)		(8,707)		(7,012)

		—		34,042		36,948		37,969		57,726
Selling and Dist. expenses		—		(1,083)		(1,444)		(2,004)		(2,252)
Others		—		(249)		687		(1,961)		(1,471)

Total before adjusting for by-product revenues		—		32,710		36,191		34,004		54,003

Production output (in tons) (b)		—		1,027,578		1,230,825		1,187,310		1,260,168
Cost of production before by-product revenue (per ton) (a)		—		$455		$415		$386		$576
Cost of production net of by-product (per ton) (a)		—		$455		$415		$386		$576
Cost of production net of by-product (per ton) (a)		—	₹	31,833	₹	29,404	₹	28,639	₹	42,854
Power
Segment revenue		56,518		65,237		58,599		53,752		58,255
Segment profit		(16,650)		(15,275)		(16,490)		(14,070)		(10,816)

		39,868		49,962		42,109		39,682		47,439
Cost of power at TSPL, BALCO, HZL and MALCO Energy		(36,177)		(45,499)		(38,881)		(31,935)		(41,455)
Others (c)		(381)		(11)		(238)		(729)		(403)

Total		3,310		4,452		2,990		7,018		5,581

Production output (in MU) (b)		1,172		1,039		776		2,835		2,113
Cost of production before by-product revenue (per unit)	₹	2.80	₹	4.30	₹	3.90	₹	2.5	₹	2.7
Cost of production net of by-product revenue (per unit)	₹	2.80	₹	4.30	₹	3.90	₹	2.50	₹	2.7

(a)
Exchange rates used in calculating cost of production were based on www.oanda.com, reference rates for the years ended March 31, 2018, 2019, 2020, 2021 and 2022 of
₹
 64.45,
₹
 69.89,
₹
 70.86,
₹
 74.11 and
₹
 74.46 per $ 1 respectively.

(b)	Production does not include units generated from the TSPL 1,980 MW, the 274 MW HZL wind power plant, IPP 300 MW BALCO power plant and MALCO Energy’s 106.5 MW power plant.
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

Segment	Product	For the Year Ended March 31,
		2020	2021	2022
		(tons except where otherwise stated)
Zinc India	Zinc	688,286	715,446	775,808
	Lead	181,370	214,399	191,185
	Silver (kilograms)	609,808	705,676	647,014
Zinc International
— Skorpion	Zinc	66,967	659	—
— BMM	Copper (1)	4,998	4,888	5,083
	Zinc (1)	27,943	30,131	24,852
	Lead (1)	37,628	27,471	27,393
— Gamsberg	Zinc (1)	107,949	144,577	168,880
	Lead (1)	—	—	1,599
Oil and gas (on net basis) (2)	Crude Oil (mmbbls)	28.2	21.6	19
	Natural Gas (bcf) (3)	18.7	18.4	20.8
Steel	Pig Iron	167,305	188,979	185,855
	Billet	27,456	165,273	91,344
	TMT	468,396	337,583	398,579
	Wire rod	412,948	360,874	420,509
	DI Pipe	154,721	134,605	163,882
Iron ore	Saleable Ore Production (million dmt)	4.4	5.0	5.4
Copper	Copper cathode (4)	77,490	101,435	125,104
	Copper rods	100,219	122,390	126,445
Aluminium	Ingots (5)	1,175,007	1,295,541	1,436,890
	Value Added Products (6)	698,261	651,408	818,011
	Hot Metal	30,713	22,535	13,529
Power	Power (million units)	11,162	11,261	11,872

(1)	Refers to mined metal content in concentrate.
(2)	While computing EI production, Ravva royalty fees have not been netted off.
(3)	Natural gas production figures are the production volumes of natural gas available for sale, excluding flared and re-injected gas and gas consumed in operations.
(4)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rods.
(5)	Includes alloyed ingots volumes.
(6)	Value added products of aluminium include production of billets, rods, slabs and rolled products.
Lisheen mine has closed in December 2015 and is under care and maintenance.

Periodically, our facilities are shut down for planned and unplanned repairs and maintenance which temporarily reduces our production volume. In addition, the mix of products we produce can have a substantial impact on our results of operations as we have different operating margins in each of our businesses, and within each business our operating margins vary between the lower margins of primary metals and the higher margins of value- added products such as copper rods and aluminium rolled products. For example, copper cathodes are converted in our copper rod plant into copper rods, a value-added product which has a higher margin than copper cathodes. As copper rods have higher margins, we endeavor to sell as large a percentage of copper rods as possible. As the production volume of our various products fluctuate primarily based on market demand and our production capacity for such products, the percentage of our revenue from those products will also fluctuate between higher and lower margin products, which will in turn cause our operating profit and operating margins to fluctuate.
Profit Petroleum
The GoI is the owner of the hydrocarbons wherein it has assigned the responsibility to the joint operation (Contractor) to explore, develop and produce the hydrocarbons. Contractor is entitled to recover out of Petroleum produced, all the costs incurred according to the PSCs in exploring, developing and producing the hydrocarbons, which is known as “Cost Petroleum”. Excess of revenue (value of hydrocarbons produced) over and above the cost incurred as above, is called “Profit Petroleum”, which is shared between the GoI and Contractor as per procedure laid down in PSCs.
Profit Petroleum sharing between the GoI and the Contractor is determined by Post- Tax Rate of Return method in case of Ravva and
CB-OS/2
and on the Investment Multiple method in case of Rajasthan and
KG-ONN-2003-1
blocks as defined in their respective PSCs.
The share of Profit Petroleum, in any year, is calculated for the Contract or Development Area on the basis of the
Post-Tax
Rate of Return or Investment Multiple actually achieved by the companies at the end of the preceding year for the Contract/Development Area.
The following table summarizes the current Government’s share of Profit Petroleum for various blocks and development areas

Block/Development Area	Government share of profit petroleum As of March 31,
	2020	2021	2022
Ravva	70.0%	70.0%	70.0%
Cambay – Lakshmi	45.0%	45.0%	45.0%
Cambay – Gauri	55.0%	55.0%	55.0%
Cambay – CB-X	60.0%	60.0%	60.0%
Rajasthan – Development Area1	40.0%	50.0%*	60%*
Rajasthan – Development Area2	40.0%	50.0%*	50%*
Rajasthan – Development Area3	20.0%	30.0%*	30%*
KG-ONN-2003-1	15.0%	15.0%	15.0%
With the increase in the operations and revenue in each block, the abovementioned percentages are is subject to increase, leading to a higher Government’s share of Profit Petroleum. This will have an adverse impact on our result of operations as it will lead to an increase in our share of Profit Petroleum expense to be paid to the GoI.

*
GoI share of Profit Petroleum for extended period of contract is calculated at 10% higher than the share as calculated using normal PSC provisions (This is in compliance to PSC extension policy No
O-19025/07/2014-ONG-D-V
dated April 7, 2014, read with Delhi High Court order dated March 26, 2021, on without prejudice basis). SLP has been filed with Hon’ble Supreme Court on June 30, 2021. On March 8, 2022, we have filed an application for amendment of SLP to bring additional grounds and question of law.

Government Policy
India Customs Duties
We sell our products in India at a premium to the LME price, due in part to the customs duties payable on imported products. Our profitability is affected by the levels of customs duties as we price our products sold in India generally on an import-parity basis. We also pay a premium on certain raw materials that we import, or which are sourced locally but which are priced on an import-parity basis as a result of customs duties, with copper concentrate, petroleum products, alumina, carbon and caustic soda being the primary examples. The following table sets forth the customs duties that were applicable for the periods indicated:

Products	March 1, 2016 to July 5, 2019	July 6, 2019 to March 27, 2021	March 28, 2021 to present
Copper	5.0%	5.0%	5.0%
Copper concentrate	2.5%	2.5%	2.5%
Zinc	5.0%	5%	5%
Lead	5.0%	5%	5%
Silver	10.0%	12.5%	7.5%
Aluminium	7.5%	7.5%	7.5%
Steel	10.0%	10%	7.5%
In addition, social welfare surcharge as a duty of customs has been introduced through the Finance Bill 2018 on imported goods at a rate of 10.0% on basic custom duty (rate of social welfare surcharge on silver was 3.0%, however via budget 2021, the rate has been changed to 10% and Agriculture and Infrastructure Development Cess (AIDC) has been introduced @ 2.5%.). However, education cess and secondary education cess that was together levied at a rate of 3.0% on imported goods were abolished.
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
The import of coal attracts below duties as on date:

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
Goods which are imported for purposes other than petroleum operations such as software, IT related goods or any other material required for office purposes are liable to customs duty as per the applicable rates in force which vary from approximately 24.0% to 27.0% depending upon the classification of goods as mentioned in the revised customs tariff 2022.
Export Incentives
The GoI provides a variety of export incentives to Indian companies. Exports of copper, aluminium and zinc from India receive assistance premiums from the GoI. Export incentives do not outweigh the Indian market price premiums. Accordingly, notwithstanding the export incentives, we endeavor to sell large quantities of our products domestically.
In fiscal years 2020, 2021 and 2022 exports accounted for 20.0%, 26% and 24.9% respectively, of our zinc India business’ revenue. The following table sets forth the export assistance premiums (Duty Drawback), as a percentage of the F.O.B value of exports, on zinc concentrate, zinc ingots and lead concentrate and lead ingots for the periods indicated:

Products	April 1, 2015 to November 11, 2016	November 11, 2016 to February 3, 2020	February 4, 2020 to present
Zinc concentrate	1.0%	Nil	Nil
Zinc ingots	1.9%	1.5%	1.3%
Lead concentrate	1.0%	Nil	Nil
Lead Ingots	—	—	2.4%

In fiscal years 2021 and 2022 exports accounted for 7.58% and 10.76%, respectively, of our copper business revenue from India. With effect from April 1, 2015, the New Merchandise Exports from India Scheme was introduced in place of Marked Linked Focus Product Scheme. In this scheme, no export incentive was notified for copper products.
In fiscal years 2020, 2021 and 2022, exports accounted for 61.5%, 60% and 71.9% respectively, of our aluminium business’ revenue. Currently various export incentives are availed by the company for the exports made during the fiscal year under the provisions of Foreign Trade Policy 2015-2020. The said policy has been extended till Sep 30, 2022. Further, in order to boost exports and make Indian exports cost competitive and in compliance with WTO regulations, the Government has introduced a scheme for Remission of Duties and Taxes on Exported Products (“RoDTEP”). with effect from January 1, 2021, replacing the erstwhile MEIS scheme. Under the RoDTEP scheme, various taxes/duties/ levies, at the central, state and local levels, which are incurred during manufacturing and distribution of exported products, (applicable to those which are currently not being refunded under any other mechanism) are reimbursed to the exporters. The rates were notified during August 2021 through issuance of a notification wherein several exclusions were specifically carved out and accordingly, large amount of exports made on account of SEZ exports, exports against advance authorization, etc. are not entitled to the export benefits.
The following table sets forth the RoDTEP benefits that are applicable for the period indicated:

Products	August 2021 till date
Aluminium ingots/billets	2.2% (with a cap in terms of quantity)
Aluminium wire	1.8% (with a cap in terms of quantity)
Zinc ingots	2% (with a cap of ₹ 3300 per MT)
Lead ingots	1.4%
Note:
1.	RoDTEP export benefits are not available for iron and steel sector
2.	Copper products are also not entitled on account of exclusions specified.
The GoI may further reduce export incentives in the future, which would adversely affect our results of operations.
In fiscal year 2015, export assistance premiums on aluminium rolled products were eliminated and duty exemption scheme of duty-free import authorization was introduced to enable duty free import of inputs required for export production pursuant to Chapter 4 of the Foreign Trade Policy whereby advance authorization for inputs and exports items was given under the Standard Input Output Norm (“SION”) policy scheme.
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
Taxes, royalties and cess payments
Income tax on Indian companies during fiscal year 2022 was charged at a statutory rate of 30.0% plus a surcharge of 12.0% on the tax and has an additional charge of 4.0% on the tax including surcharge, which results in an effective statutory tax rate of 34.944%. The education and secondary higher education cess have been replaced in Finance Act 2018 with health and education cess at a rate of 4.0% effective from April 1, 2018.
Non-resident
companies were charged at a statutory rate of 40.0% plus a surcharge of 5.0% on the tax and has an additional charge of 4.0% on the tax including surcharge, the education and secondary higher education cess has been replaced in Finance Act 2018 with health and education cess at a rate of 4.0% effective from April 1, 2018. Hence, applicable effective corporate tax rate for non-resident
companies for fiscal year 2022 is 43.68%. GoI vide Taxation Laws (Amendment) Act, 2019 provided an option to existing domestic companies to pay tax at a concessional rate of 22% plus surcharge of 10% on tax and 4% on tax plus surcharge which results into effective tax rate of 25.17%.
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
provisions.

A corporate taxpayer is required to exercise its option of being governed under concessional tax regime before due date of filing of tax return. Option once exercised cannot be withdrawn and applicable to all subsequent tax years. This is effective from April 1, 2019.
Further, the Amendment Act 2019, provides an option for New Domestic Manufacturing Companies (“NDMC”) to pay effective tax rate @ 17.16% (i.e., statutory tax rate of 15% plus surcharge @ 10% on the tax and an additional cess of 4% on the corporate tax including surcharge). This rate is applicable to NDMC provided the new company is set up on or after September 30, 2019 and commences manufacturing before March 31,2023. The Finance Act 2022 has amended the Income Tax Act to extend the last date for commencement of manufacturing or production, under section 115BAB of the Act, from March 31,2023 to March 31, 2024. Further, incentives mentioned at point (i) above will also not be available to NDMC. New manufacturing companies will not include companies: (a) formed by splitting up or reconstruction of an existing business, (b) engaged in any business other than manufacturing or production, and (c) using any plant or machinery previously used in India (except under certain specified conditions).
Tax rate applicable under Minimum Alternate Tax (MAT) regime – Domestic Company
Profits of companies in India are subject to either regular income tax or MAT, whichever is greater. The effective MAT rate during fiscal year 2022 for Indian companies was 17.47%. For non-resident
companies the MAT rate was 16.38% of the book profit as prepared under generally accepted accounting principles in India, or Indian GAAP. The excess of amounts paid as MAT over the regular income tax amount during the year may be carried forward and applied towards regular income taxes payable in any of the succeeding fifteen years subject to certain conditions.
The Amendment Act 2019, reduced MAT base tax rate from 18.5% to 15% plus applicable surcharge and cess. The effective MAT rate for all Indian Companies for fiscal year 2020 2021 and 2022 was 17.47%, 17.47% and 17.47% respectively. Further, companies opting for concessional tax regime would not be required to pay MAT. For non-resident
foreign company’s the effective MAT rate as per the Tax Amendment Act 2019 reduced from 20.01% to 16.38% of the book profit.
Dividend Distribution Tax (“DDT”)
The tax rates imposed on us in respect of dividends paid in prior periods have varied. According to the Finance Act, 2014, DDT is to be levied on gross distributable surplus amount instead of amount paid net of taxes. This has resulted in an increase in the DDT to more than 20.0% from 16.995% in the earlier year. The Finance Act, 2018 increased the rate of cess from 3.0% to 4.0% which resulted in an effective DDT rate of 20.6% from April 1, 2018. This tax is payable by the company declaring distributing or paying the dividends. Dividends from our Indian subsidiaries to us are also subject to this tax, though we do not pay income tax upon the receipt of any such dividends. The Income Tax Act provides that if a company receives a dividend from any of its Indian subsidiaries during the year and such subsidiary has paid a tax on its dividends, then the dividend distributed by the parent company to the extent of dividend received from the Indian subsidiary shall not be subject to dividend tax.
The Finance Act 2020 has repealed the DDT. Companies are now required to pay/distribute dividend after deducting applicable taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates which is applicable from April 1, 2020.
Goods and Service tax
Goods and Service Tax: Effective from July 1, 2017, the present indirect tax regime envisages levy of multiple federal and state taxes with respect to the operations undertaken by businesses. The transition to goods and service tax (“GST”) regime is a tax reform, which is aimed at addressing the existing anomalies and strengthening the concept of unified market. GST is a supply driven concept and would therefore apply on supply of goods and services. On the whole, most central and state levies (such as excise duty, service tax, Countervailing Duty (“CVD”) and special additional duty (“SAD”), central sales tax and value added tax were subsumed into GST). Consequently, the Taxable events which existed before GST era were replaced by a single Taxable event of supply of goods and services under GST. Basic customs duty (BCD) and related customs cess continue to be applicable on import of goods.
Taxes under GST apply as follows:

•	Central goods and service tax and state goods and services tax are simultaneously levied on intra-state supply of goods and services.

•	Integrated goods and service tax are levied on imports and inter-state supply of goods and services.

•	In addition, GST compensation cess also applies on certain specified goods and services.

The general rate of GST on our output supplies is 18.0%. However, supply of silver attracts GST at 3.0%. Further, crude oil and natural gas will be subject to GST from the date to be notified by GST council and therefore, until the time GST council notifies inclusion of these products in GST, they would continue to attract existing indirect tax levies. Goods imported for the purposes of “petroleum operations” are subject to integrated goods and service tax at 5.0% as per Notification No. 50/2017-Customs, dated June 30, 2017, S.
No-
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

Percentage of F.O.B Value of exports	Integrated Goods and Service Tax rate from July 1, 2017
Copper	18.0%
Copper concentrate	18.0%
Zinc	18.0%
Lead	18.0%
Silver	3.0%
Aluminium	18.0%
Iron ore	18.0%
Steel	18.0%
We are also subject to government royalties. We pay royalties to the state governments of Chhattisgarh, Rajasthan, Goa and Karnataka in India based on extraction of bauxite, lead-zinc and iron ore. The most significant of these is the royalty that HZL is required to pay to the state government of Rajasthan, where all of HZL’s mines are located at a rate of 10.0% with effect from September 1, 2014, of the zinc LME price payable on the zinc metal contained in the concentrate produced, 14.5% (the rate was 12.7% from August 13, 2009 to August 31, 2014) of the lead LME price payable on the lead metal contained in the concentrate produced and at a rate of 7.0% of silver LME price chargeable on silver-metal produced. In addition, a further amount of royalty effective from January 12, 2015, for DMF at 30.0% of base royalty and NMET at 2.0% of base royalty, has been notified. The royalty payable for our iron ore business is at 15.0% of pit mouth value (PMV) declared by the Indian Bureau of Mines.
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
For blocks awarded under OALP, entire royalty payments are made by Contractor/Licensee at the rate of 12.5% of value of petroleum receivable by the Contractor/Licensee. National Calamity Contingent Duty (“NCCD”) is paid at the rate of
₹
 50 per mt and Basic Excise Duty (“BED”) is paid at the rate of
₹
 1 per mt. Sales Tax payments are made at the rate of 2.0% (central sales Tax against C Form) and at the rate of 5.0% (central sales Tax without C Form) on sale of crude oil.
For the Ravva block, until October 27, 2019, Royalty is paid at the rate of
₹
 481 per MT for crude oil and cess is fixed at the rate of
₹
 900 per MT; pursuant to extension of Ravva PSC from October 28, 2019, royalty is paid at 10% of well head value on crude oil and cess is paid at the rate of 20.0% ad-Valorem on crude oil. Royalty on natural gas is 10.0% of well-head value of gas. Sales Tax payments stand at 2.0% (central sales Tax) or 5.0% (value added Tax) on crude oil and 24.5% on natural gas.
For the Cambay block, the entire royalty and cess payments are made by ONGC and are not cost recoverable. We only participate in the payment of NCCD at the rate of
₹
 50 per mt and Basic Excise Duty (“BED”) is paid at the rate of
₹
 1 per mt. Sales Tax payments (central sales Tax) are made at a rate of 2.0% on crude oil and 15.0% (value added Tax) on natural gas.

Our royalties in Zinc International business are as follows:

•	3.0% of sale value of the products for Skorpion.

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
Certain businesses of the Group within India are eligible for specified tax incentives. Most of such tax exemptions are relevant for the companies operating in India. These are briefly described as under:

(i)	The location-based exemption
In order to boost industrial and economic development in undeveloped regions, provided certain conditions are met, profits of newly established undertakings located in certain areas in India may benefit from a tax holiday. Such a tax holiday works to exempt 100.0% of the profits for the first five years from the commencement of the tax holiday, and 30.0% of profits for the subsequent five years. This deduction is available only for units established up to March 31, 2012. However, such undertaking would continue to be subject to the Minimum Alternative tax (“MAT”). The Group has such types of undertakings at Haridwar and Pantnagar, which are part of HZL. However, Financial Year 2021 was the last year of claim by Pantnagar tax holiday unit.

(ii)	Sectoral Benefit—Power Plants and Port Operations
To encourage the establishment of infrastructure certain power plants and ports have been offered income tax exemptions of upto 100.0% of profits and gains for any ten consecutive years within the
15-year
period following commencement of operations subject to certain conditions. The Group currently has total operational capacity of 8.25 GW of thermal based power generation facilities and wind power capacity of 274 MW and port facilities. However, such undertakings would continue to be subject to MAT provisions. The Group has power plants which benefit from such deductions, at various locations of HZL (where such benefits has been drawn), Talwandi Sabo Power Limited, Vedanta Limited and Bharat Aluminium Company Limited (where no benefit has been drawn) and port facilities at Vizag General Cargo Berth Limited (where no benefit has been drawn). The Group operates a zinc refinery in Export Processing Zone, Namibia which has been granted tax exempt status by the Namibian government

(iii)	Sectoral benefit – Oil and gas
Provided certain conditions are met, profits of newly constructed industrial undertakings engaged in the oil and gas sector may benefit from a deduction of 100.0% of the profits of the undertaking for a period of seven consecutive years. This deduction is only available to blocks licensed prior to March 31, 2011. However, such businesses would continue to be subject to the MAT provisions. In the Group, Cairn India Limited (now Vedanta Limited - oil and gas business) and CEHL benefited from such deductions till March 31, 2016.

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
In addition, the subsidiaries incorporated in Mauritius are eligible for tax credit to the extent of 80.0% of the applicable tax rate on foreign source income. From January 1, 2019, the Mauritius revenue authorities have phased out the regime of 80% deemed foreign credit and introduced the concept of 80% partial exemption regime on specified income. No actual foreign tax credit is allowed if the company has claimed the 80% exemption.
The Financial Services Act in Mauritius was amended in 2018 to replace GBL1 companies with Global Business Companies (‘GBC’). The Act also provides the following grandfathering provisions for existing GBL1 companies such that GBL1 companies that were incorporated on or before October 16, 2017 will be grandfathered, with all the existing benefits and obligations, until June 30, 2021. Post this date, GBL1 Companies will be deemed to be GBC, provided they qualify as such under the new GBC license requirements. Vedanta’s subsidiaries in Mauritius having GBL 1 licenses have been incorporated before October 16, 2017, hence they would be grandfathered up to June 30, 2021. Post which, they are deemed as GBC Company under the amended Financial Services Act, and are required to carry out their core income-generating activities in or from Mauritius

Exchange Rates
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
Critical Accounting Estimates
The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. In the course of preparing these financial statements, our management has made judgments, estimates and assumptions, that affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from these estimates under different assumptions and conditions. For a discussion of our significant accounting policies, see “
Note 3 to the consolidated financial statements
”
included in this Annual Report. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods affected.
We believe the critical accounting estimates are those that are both important to reflect our financial condition and results and require difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.
See “
Note 3 (c): Significant accounting estimates and judgments”
in the Notes to the Consolidated Financial Statements for a detailed discussion on the critical accounting estimates.
Results of Operations
Consolidated Statement of Profit or Loss
The following table is derived from our selected consolidated financial data and sets forth our historical operating results as a percentage of revenue for the periods indicated:

	For the year Ended March 31,
	2020	2021	2022
	(in percentages)
Consolidated Statement of Profit or Loss:
Revenue	100.0%	100.0%	100.0%
Cost of sales	(99.3%)	(73.1%)	(65.2%)

Gross profit	0.7%	26.9%	34.8%
Other operating income	1.2%	1.4%	1.3%
Distribution expenses	(2.2%)	(2.3%)	(2.6%)
Administration expenses	(4.5%)	(4.5%)	(3.8%)

Operating profit	(4.8%)	21.5%	29.7%
Investment and other income	3.1%	3.7%	1.5%
Finance and other costs	(6.5%)	(6.1%)	(3.8%)

Profit/(loss) before taxes	(8.2%)	19.1%	27.4%
Income tax expense	3.2%	(2.2%)	(7.8%)
Profit/(loss) for the year	(5.0%)	16.9%	19.6%
Profit attributable to:
Equity holders of the parent	(7.3%)	13.0%	15.9%
Non-controlling interest	2.3%	3.9%	3.7%

Net revenue by Geographic Location
The primary markets for our products are India and China. Other markets include number of countries mostly in the Asia, Middle East and Europe. We endeavour to sell as large a quantity of our products as possible in India due to the Indian market premium that we receive on sales in India. The following table sets forth our revenue from each of our primary markets and our revenue from each of our primary markets as a percentage of our total revenue for the periods indicated:

	2020		2021		2022
Region	( ₹ in million)	% of revenue	( ₹ in million)	% of revenue	( ₹ in million)	(US dollar in million)	% of revenue
India	542,256	64.9	536,212	61.7	736,192	9,703	56.1
Europe	40,224	4.9	35,960	4.2	210,282	2,772	16
China	26,942	3.2	52,213	6	96,671	1,274	7.4
USA	17,068	2.0	11,634	1.3	34,871	460	2.7
Mexico	6,496	0.8	9,318	1.1	23,111	305	1.8
Malaysia	76,479	9.1	71,092	8.2	5,480	72	0.4
Others (1)	125,981	15.1	152,201	17.5	205,310	2,706	15.6

Total	835,446	100.0	868,630	100.0	1,311,917	17,292	100.0

Notes:

(1)	Other markets primarily include Indonesia, Italy, Netherlands, Norway, Oman, Qatar, South Korea, Spain, Singapore, Saudi Arabia, Switzerland, South Africa, Sweden, Taiwan, UK and UAE.
Customer Concentration
The following table sets forth for the periods indicated:

•	the percentage of our revenue accounted for by our 10 largest customers on a consolidated basis: and

•	for each of our segments, the percentage of the revenue of such business accounted for by the 10 largest customers of such business

Particulars	Year Ended March 31,
	2020	2021	2022
	(In percentage)
Consolidated	35.3%	36.5%	32.8%
Zinc – India	39.3%	40.4%	35.0%
Zinc – International	96.0%	99.1%	99.9%
Oil and Gas	98.9%	99.0%	98.5%
Iron Ore	45.4%	57.2%	55.1%
Copper	40.6%	47.7%	43.2%
Aluminium	50.8%	55.9%	61.5%
Power	98.9%	98.8%	98.0%
Steel	34.5%	33.6%	27.7%
No single customer contributed to more than 10% of revenue on a consolidated basis for fiscal year ended March 31, 2020, and March 31, 2022. For fiscal year ended March 31, 2021, one customer contributed more than 10% of revenue on consolidated basis amounting to
₹
 104,164 million arising from sales made in the aluminium, zinc and copper segment.
Comparison of years ended March 31, 2021, and March 31, 2022
Revenue and Operating Profit
Consolidated
Revenue increased from
₹
 868,630 million in fiscal year 2021 to
₹
 1,311,917 ($ 17,292 million) in fiscal year 2022, an increase of
₹
 443,287 million or 51%. Revenue increased in fiscal year 2022, primarily driven by higher commodity prices, higher volumes at aluminium, copper, TSPL, iron ore business and FACOR, increased premium at aluminium and HZL, rupee depreciation, partially offset by lower power sales at VAL and BALCO.
Operating profit increased from
₹
 186,852 million in fiscal year 2021 to
₹
 389,627 million ($ 5,135 million) in fiscal year 2022, an increase of
₹
 202,775 million.

The increase in operating profit in fiscal year 2022, was primarily due to increase in revenue as stated above, higher    commodity prices at aluminium, zinc, Cairn and iron and steel and higher sales realisation from iron ore and steel business, increased volumes at aluminium, Zinc International and iron ore business, partially offset by Head Wind in the input commodity prices.
Contributing factors to our consolidated operating profit/ (loss) were as follows:

•
Depreciation charge during the fiscal year 2022 was at
₹
 91,148 million ($ 1,201 million), higher as compared to
₹
 81,178 million in fiscal year 2021, primarily on account of higher ore production in zinc business, higher depletion at oil & gas business and capitalisation at aluminium business.

•
Exceptional losses for fiscal year 2022 was at
₹
 8,049 million ($ 108 million) which mainly represent provision for receivables from KCM of
₹
 2,172 million ($ 29 million), provision for estimated costs of legacy fly ash utilization and reclamation
₹
 2,877 million ($ 38 million), charge for settlement of entry tax dispute under Amnesty Scheme
₹
 1,342 million ($ 18 million), provision for deposit given for inoperable mining project
₹
 1,250 million ($ 16 million) and costs to be incurred by the Company for obtaining EC of
₹
 69 million ($ 1 million). Additionally, forex loss on MAT credit entitlements of
₹
339 million ($ 4 million) which has not been allocated to any segment is included in here.

•
Cost of sales increased from
₹
 635,225 million in fiscal year 2021 to
₹
 855,880 million ($ 11,281 million) in fiscal year 2022, increase of
₹
 220,655 million, or 34.7%. The increase is primarily due to increase in input commodity prices resulting in increase in alumina, coke, coal and other major consumables, higher volume at Zinc International, Zinc India, aluminium, steel, copper and iron ore business partially offset by impairment reversal in oil & gas.

•
Other operating income increased from
₹
 13,094 million in fiscal year 2021 to
₹
 17,981 million ($ 237 million) in fiscal year 2022, an increase of
₹
 4,887 million or 37.3%. The increase was primarily on account of higher export incentives and duty drawback income and increase in liquidated damages from project creditors.

•
Distribution expenses increased from
₹
 20,184 million in fiscal year 2021 to
₹
 34,187 million ($ 451 million) in fiscal year 2022, an increase of
₹
 14,003 million or 69.4%. As a result, distribution expense as a percentage of revenue increased from 2.3% in fiscal year 2021 to 2.6% in fiscal year 2022. The increase was primarily due to increase in sales volumes majorly in aluminium business.

•
Administration expenses increased from
₹
 39,463 million in fiscal year 2021 to
₹
 50,204 million ($ 662 million) in fiscal year 2022, an increase of
₹
 10,741 million, or 27.2%. The increase was primarily on account of increase in consultancy fees, manpower expenses mainly in oil & gas business, increase in donations and insurance expense partially offset by decrease in provision for doubtful debts.

Zinc India
Revenue in the Zinc India segment increased from
₹
 219,316 million in fiscal year 2021 to
₹
 286,241 million ($ 3,773 million) in fiscal year 2022, increase of
₹
 66,925 million, or 30.5%. This increase was primarily driven by higher metal prices and higher volume of zinc metal. Metal production was up 4% to 967 kt in line with higher MIC availability and better plant availability. Rampura Agucha mine contributed 53.6%, Zawar mine 15.8%, RD Mine 4.7% and Sindesar Khurd 25.9% mined metal production in fiscal year 2022. Specifically:

•
Zinc ingot production increased from 715,446 tons in fiscal year 2021 to 775,808 tons in fiscal year 2022, an increase of 8.4% due to higher MIC availability. Zinc ingot sale also increased in line with the higher production from 723,952 tons in fiscal year 2021 to 776,814 tons in fiscal year 2022, an increase of 7.3%.

•
Zinc ingot sales in the domestic market increased from 436,943 tons in fiscal year 2021 to 505,926 tons in fiscal year 2022. Our domestic sales as a percentage of total sales increased from 60.36% in fiscal year 2021 to 65.13% in fiscal year 2022 primarily due to higher domestic demand. Our export sales decreased from 287,009 tons of zinc in fiscal year 2021 to 270,888 tons of zinc in fiscal year 2022, a decrease of 5.62%.

•	The daily average zinc cash settlement price on the LME increased from $ 2,422 per ton in fiscal year 2021 to $ 3,257 per ton in fiscal year 2022, an increase of 34.5%.

•
Lead ingot production decreased from 214,399 tons in fiscal year 2021 to 191,185 tons in fiscal year 2022, a decrease of 10.8% on account of changing mode of Pyro plant (at CLZS) operations from lead mode to zinc-lead mode. Lead ingot sales decreased from 216,439 tons in fiscal year 2021 to 191,726 tons in line with lower production in fiscal year 2022, a decrease of 11.4%, is in line of decrease in production.

•	The daily average lead cash settlement price on the LME increased from $ 1,868 per ton in fiscal year 2021 to $ 2,285 per ton in fiscal year 2022, a increase of 22.3%

•
Silver ingot production decreased from 705,676 kilograms in fiscal year 2021 to 647,014 kilograms in fiscal year 2022, a decrease of 8.3% on account of lower lead production, Sale of silver ingots decreased from 734,844 kilograms in fiscal year 2021 to 646,651 kilograms in fiscal year 2022, a decrease of 12.0%.

•	The daily average silver London Bullion Market Association prices increased from $ 22.9 per ounce in fiscal year 2021 to $ 24.6 per ounce in fiscal year 2022, an increase of 7.4%.

Operating profit in the Zinc India segment increased from
₹
 91,583 million in fiscal year 2021 to
₹
 132,196 million ($ 1,742 million) in fiscal year 2022, increase of
₹
 40,613 million, or 44.3%, whereas operating margin also increased from 41.8% in fiscal year 2021 to 46.2% in fiscal year 2022. Operating profit was increased due to higher revenue partly offset by higher cost as explained above
An increase in depreciation by
₹
 3,465 million in fiscal year 2022 as compared to fiscal year 2021 due to higher ore production during the current fiscal year and capitalization of mining equipment.
Zinc International
Revenue from external customers in the Zinc International segment increased from
₹
 27,290 million in fiscal year 2021 to
₹
 44,841 million ($ 591 million) in fiscal year 2022, an increase of
₹
 17,551 million or 64.3%. The increase in revenue was primarily due to higher sales volume from Gamsberg and higher commodity prices of zinc, lead, and copper. Specifically:

•
Skorpion remained mine under care and maintenance since FY 2021, while studies continue to look feasible ways to make the pit safe for mining options which would allow for the extraction of the remainder of the accessible ore. Therefore, no production from the mine during FY2022.

•
Production of zinc metal in concentrate from the BMM mines decreased from 30,131 tons in fiscal year 2021 to 24,852 tons in fiscal year 2022, a decrease of 5,279 tons or 17.5%. Production of lead metal in concentrate decreased from 27,471 tons to 27,393 tons, a decrease of 78 tons or 0.3%. This overall decrease in mined metal production was primarily due to lower grades and recoveries from the mine.

•
Gamsberg operation continued to ramp up well in FY 2022. Production of zinc metal in concentrate from Gamsberg stood at 168,880 tons vs 144,577 tons produced in FY 2021. Production of lead metal in concentrate in FY 2022 was 1,599 tons up from nil in FY 2021.

•	The daily average zinc cash settlement price on the LME increased from $2,422 per ton in fiscal year 2021 to $3,257 per ton in fiscal year 2022, an increase of 34.5%.

•	The daily average lead cash settlement price on the LME increased from $1,868 per ton in fiscal year 2021 to $2,285 per ton in fiscal year 2022, an increase of 22.3%.
Operating profit in the Zinc International segment increased from
₹
 4,849 million in fiscal year 2021 to
₹
 10,171 million ($134 million) in fiscal year 2022, an increase of
₹
 5,322 million or 109.8%, largely on account of higher metal prices and higher production volumes driving down the cost of production offset by local currency appreciation.
Operating margin increased from 17.8% in fiscal year 2021 to 22.7% in fiscal year 2022.
Oil and Gas Business
Revenue from external customers in the oil and gas segment increased from
₹
 75,308 million in fiscal year 2021 to
₹
 124,301 million ($1638 million) in fiscal year 2022, an increase of
₹
 48,993 million or 65.1%. The increase in revenue was primarily contributed by higher Brent price realization and decrease in Entitlement Interest (“EI”) sale. Specifically:

•	The daily average Brent oil price realization increased from $38.67 per boe, in fiscal year 2021 to $ 68.22 per boe, in fiscal year 2022, an increase of 76.40%,

•	Entitlement interest sales decreased from 67,283 boepd in fiscal year 2021 to 61,126 boepd in fiscal year 2022 a decrease of 6,157 boepd or 9.15%
Operating profit in the oil and gas segment increased from profit of
₹
 10,892 million in fiscal year 2021 to operating profit of
₹
 73,501 million ($ 969 million) in fiscal year 2022, an increase of
₹
 62,609 million. The reason of increase in operating profit in current year as compared to previous year is as follows: Impairment reversal in March 2022 of
₹
 62,745 million and Production revenue has increased by
₹
 48,993 million due to Increase in Oil Price Realization. Exploration Wells have been written off to P&L as unsuccessful write off with an increase of
₹
 26,181 million due to non-presence of hydrocarbons. Production cost has increased by
₹
 19,981 million due to increase in cess charge and increase in price of Polymers.
Iron Ore
Revenue from external customers increased from
₹
 44,875 million in fiscal year 2021 to
₹
 62,330 million ($ 822 million) in fiscal year 2022, an increase of
₹
 17,455 million, or 38.9%. The increase was mainly due to increase in sales volume at Karnataka and improved realization at Karnataka and VAB during the year specifically:

•
At Karnataka, production was 5.4 million tonnes, Sales in FY2022 were 5.7 million tonnes, 30% higher
y-o-y
due to Key operational projects. With the order of Central Empowered Committee (Hon’ble Supreme Court appointed body) in March 2020, the annual mining capacity has been increased upto 5.89 MTPA. In line with this the Govt. of Karnataka allocated the production quantity of 5.60 wet million tonnes from FY2021 onwards.

•
At Goa, mining was brought to a halt pursuant to the Hon’ble Supreme Court judgement dated February 7, 2018 directing all companies in Goa to stop mining operations with effect from March 16, 2018. We continue to engage with the Government for a resumption of mining operations

•
Production of pig iron was 789,976 tonnes in FY2022, up by 33%
y-o-y
due to better efficiency of furnace operations post relining. Also, production was impacted last year due to COVID-19. The Production of Metallurgical coke was 436,663 in fiscal year 2021 to 490,801 tons in fiscal year 2022 an increase by 12%.

Operating profit in the iron ore segment increased from
₹
 15,968 million in fiscal year 2021 to operating profit of
₹
 20,285 million in fiscal year 2022, an increase of
₹
 4,317 million. Or 27%. The increase was mainly due to increase in sales volume at Karnataka and improved margin at Karnataka and VAB during the year.
Steel
Revenue from external customer in the steel segment increased from
₹
 46,676 million in fiscal year 2021 to
₹
 64,738 million ($ 853 million) in fiscal year 2022, an increase of
₹
 18,062 million or 38.7%.

•
Pig iron production decreased from 188,979 tons in fiscal year 2021 to 185,855 tons in fiscal year 2022, a decrease of 3,124 tons or 1.7%. The decrease was mainly due to lower pig iron demand. The sale of pig iron decreased from 192,142 tons in fiscal year 2021 to 188,531 tons in fiscal year 2022, a decrease of 3,611 tons or 1.9%. The decrease in sales was in line with production.

•
Saleable Billet production has decreased from 165,273 tons in fiscal year 2021 to 91,344 tons in fiscal year 2022, a decrease of 73,926 tons or 45%. This reduction was there since our focus is on production of value-added products i.e., TMT bar, Wire Rod and DI pipe. The sale of billet decreased from 157,673 tons in fiscal year 2021 to 95,564 tons in fiscal year 2022, a decrease of 62,109 tons or 39.4%. The decrease in sale was in line of production.

•
TMT production depicted an increase from 337,583 tons in fiscal year 2021 to 398,579 tons in fiscal year 2022, an increase of 60,997 tons or 18%. The increase was majorly due to lower pig iron and saleable billet production. The sale of TMT increased from 355,666 tons in fiscal year 2021 to 402,191 tons in fiscal year 2022, an increase of 46,525 tons or 13%. The increase was in line of improved production.

•
Wire rod production increased from 360,874 tons in fiscal year 2021 to 420,509 tons in fiscal year 2022, an increase of 59,635 tons or 16.5%. The increase was majorly due to lower pig iron and saleable billet production. Wire rod sale increased from 375,346 tons in fiscal year 2021 to 422,021 tons in fiscal year 2022, an increase of 46,675 tons or 12.4% in line with increased production.

•
The production of DI pipe increased from 134,605 ton in fiscal year 2021 to 163,882 ton in fiscal year 2022, an increase of 29,277 tons or 21.8%. The sale of DI pipe increased from 149,832 ton in fiscal year 2021 to 166,536 ton in fiscal year 2022, an increase of 16,704 tons or 11.1% driven by our focus on sale of value added products.

Operating profit in steel segment increased from
₹
 3,180 million in fiscal year 2021 to
₹
 3,621 million ($ 48 million) in fiscal year 2022.
Average sales realisation increased 35%
y-o-y
from US$488 per tonne in FY2021 to US$660 per tonne in FY2022. Prices of iron and steel are influenced by several macro-economic factors. These include global economic slowdown,
US-China
trade war, supply chain destocking, government expenditure on infrastructure, the emphasis on developmental projects, demand-supply dynamics, the Purchasing Managers’ Index (PMI) in India and production and inventory levels across the globe especially China. NSR has been raised post Covid due to booming market conditions and demand of steel in the market, still we were unable to increase our EBITDA due to high coking coal prices which surpassed improvement in NSR if compared proportionately.
Copper
Revenue from external customers increased from
₹
 108,879 million in fiscal year 2021 to
₹
 151,511 million ($ 1,997 million) in fiscal year 2022, an increase of
₹
 42,632 million, or 39.2%. The increase was primarily on account of higher copper volume production and rising copper LME prices. Specifically:

•
Copper cathode production increased from 101,435 tons in fiscal year 2021 to 125,104 tons in fiscal year 2022, an increase by 24%. The production was higher due to better performance of refinery. Copper cathode sales decreased from 7,825 tons in fiscal year 2021 to 5,737 tons in fiscal year 2022, a decrease by 26.6%. The reduction in sale was due to change in sales mix.

•
Production of copper rods increased from 122,390 tons in fiscal year 2021 to 126,445 tons in fiscal year 2022, an increase of 3.3%. Copper rod sales increased from 121,643 tons in fiscal year 2021 to 128,450 tons in fiscal year 2022, an increase of 5.6% in line with the increase in production.

•
Sales of copper in the Indian market increased from 125,979 tons in fiscal year 2021 to 130,653 tons in fiscal year 2022, an increase of 3.7% and our exports increased from 3,490 tons in fiscal year 2021 to 5,533 tons in fiscal year 2022, an increase by 58.5%. Our domestic sales as a percentage of total sales decreased from 97.3% in fiscal year 2021 to 95.9% in fiscal year 2022.

•	Daily average copper cash settlement price on the LME increased from $ 6,897 per ton in fiscal year 2021 to $ 9,689 per ton in fiscal year 2022, an increase of 40.5%.

Aluminium
Revenue from external customers in the aluminium segment increased from
₹
 285,756 million in fiscal year 2021 to
₹
 508,091 million ($ 6,697 million) in fiscal year 2022, an increase of
₹
 222,335 million, or 77.8%, driven primarily by rising LME aluminium prices and higher production volumes.

•
Aluminium production increased from 1,969,483 tons in fiscal year 2021 to 2,268,430 tons in fiscal year 2022, an increase of 15.2%. Production of value-added products increased from 33.1% in fiscal year 2021 to 36.1% in fiscal year 2022.

•	Aluminium sales increased from 1,992,467 tons in fiscal year 2021 to 2,269,527 tons in fiscal year 2022, an increase of 13.9%

•
Sales of aluminium ingots increased from 1,302,054 tons in fiscal year 2021 to 1,500,932 tons in fiscal year 2022, an increase of 15.3%. This includes Primary Foundry Alloys (PFA) and Alloy Ingot volumes.

•	Wire rod sales increased by 0.8% from to 328,360 tons in fiscal year 2021 to 330,834 tons in fiscal year 2022

•	Billets sale increased by 45.9% from 268,219 tons in fiscal year 2021 to 391,373 tons in fiscal year 2022

•	Slabs sales shrank from 39,989 tons in fiscal year 2021 to nil tons in fiscal year 2022, a decrease of 100%

•	Rolled product sales grew from 31,311 tons in fiscal year 2021 to 32,893 tons in fiscal year 2022, an increase by 5.1%

•	Hot metal sales during fiscal year 2022 were 13,495 tons, down by 40.1% from 22,535 tons in fiscal year 2021

•
Aluminum sales in the domestic market reduced from 635,715 tons in fiscal year 2021 to 604,813 tons in fiscal year 2022, decreased by 4.9%. Our aluminum exports increased from 1,356,752 tons in fiscal year 2021 to 1,664,714 tons in fiscal year 2022, increased by 22.7%. The daily average aluminium cash settlement price on the LME increased from $ 1,805 per ton in fiscal year 2021 to $ 2,774 per ton in fiscal year 2022, increase by 53.7%.

Operating profit in the aluminium segment increased from
₹
 59,736 million in fiscal year 2021 to
₹
 149,657 million ($ 1,973 million) in fiscal year 2022, an increase of
₹
 89,921 million. The increase in operating profit was primarily due rising LME aluminium prices and higher sales volume.
Power
Revenue from external customers in the power segment increased from
₹
 53,752 million in fiscal year 2021 to
₹
 55,005 million ($ 725 million) in fiscal year 2022, an increase of
₹
 1,253 million or 2.3%. Power sales increased from 11,261 million units in fiscal year 2021 to 11,872 million units in fiscal year 2022, an increase of 5.4%. The PLF at JSG was 53%, BALCO was 63% and Talwandi Sabo (TSPL) power plant achieved plant availability of 76%. Malco power plant is under care and maintenance since May 26, 2017.

•
Talwandi Sabo power plant, operated at 76% plant availability in fiscal year 2022. It supplied 8,259 million units of power in fiscal year 2022 as compared to 6,479 million units of power in fiscal year 2021 to the Punjab State Power Corporation Ltd. (PSPCL). TSPL’s PPA with PSEB compensates it based on the availability of the plant.

•	The Jharsuguda 600 MW power plant operated at a lower PLF of 53.0% during fiscal year 2022, as compared to 58.0% in fiscal year 2021.

•	At BALCO, the 300 MW IPP unit of the 300MW power plant operated at PLF of 63.0% in fiscal year 2022, as compared to 66.0% in fiscal year 2021.

•	The average power realization remained same from ₹ 3.1 per unit in fiscal year 2021 to ₹ 3.1 per unit in fiscal year 2022 (excluding power from TSPL 1980 MW power plant).

•	Cost of generation at the power business (excluding power from the TSPL 1980 MW power plant) remains flat at ₹ 2.4 in fiscal year 2022.

•
The average power realization at Talwandi Sabo power plant increased from
₹
 3.0 per unit in fiscal year 2021 to
₹
 3.6 per unit and cost of generation increased from
₹
 2.1 per unit in fiscal year 2021 to
₹
 2.8 per unit in fiscal year 2022.

Operating profit in the power segment decreased from
₹
 8,321 million in fiscal year 2021 to
₹
 4,746 million ($ 63 million) in fiscal year 2021, a decrease of
₹
 3,575 million or 43.0%.
Other
Operating loss in our other business segments improved from
₹
 2,471 million in fiscal year 2021 to operating profit of
₹
 513 million ($ 7 million) in fiscal year 2022, mainly due to inclusion of FACOR for the full fiscal year.

Investment and Other income
Investment and other income decreased from
₹
 32,177 million in fiscal year 2021 to
₹
 19,947 million ($ 263 million) in fiscal year 2022, a decrease of
₹
 12,230 million or 38.0%, as a result of change in investment mix and Mark to Market (MTM) movement.
Finance and other costs
Finance and other costs decreased from
₹
 52,955 million in fiscal year 2021 to
₹
 49,427 million ($ 651 million) in fiscal year 2022, a decrease of
₹
 3,528 million or 6.7%.
This decrease is mainly on account of lower blended cost of borrowings and decrease in average borrowings.
The proportion of Indian Rupee borrowings is 91.0% and USD borrowing are 9.0% in fiscal year 2022 in comparison to 89% and 11.0% respectively in fiscal year 2021.
Tax expense
Tax expense increased from
₹
 19,084 million in fiscal year 2021 to
₹
 103,068 million ($ 1,359 million) in fiscal year 2022. Our effective income tax rate, calculated as tax expense divided by our profit or loss before taxes, was 11.5% in fiscal year 2021 as compared to 28.6% in fiscal year 2022. The effective tax rate has increased by 17.1% which is driven by change in profit mix. The normalized ETR in fiscal year 2022 is 27% (excluding tax on exceptional items of
₹
 12,469 million and Deferred Tax Asset reversal on losses in ESL of
₹
 1,220 million) which is similar to 27% excluding tax on dividend from HZL of
₹
 8,690 million, new tax regime impact of
₹
 (2,494) million, tax on exceptional items of
₹
 1,538 million and Deferred Tax Asset recognised on losses in ESL of
₹
 31,107 million in fiscal year 2021.
Non-controlling
interest
On account of above-mentioned factors, profit for the year increased from
₹
 146,990 million in fiscal year 2021 to
₹
 2,57,079 million ($ 3,388 million) in fiscal year 2022, an increase of
₹
 110,089 million.
Profit attributable to
non-controlling
interest increased from
₹
 34,107 million in fiscal year 2021 to
₹
 49,126 million ($ 648 million) in fiscal year 2022, an increase of
₹
 15,019 million or 44.0%.
Comparison of years ended March 31, 2020 and March 31, 2021
Revenue and Operating Profit
Consolidated
Revenue increased from
₹
 835,446 million in fiscal year 2020 to
₹
 868,630 million ($ 11,876 million) in fiscal year 2021, an increase of
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
₹
 5,751 million ($ 79 million) which mainly include capital work in progress write off of
₹
 2,440 million ($ 33 million) relating to steel
₹
 629 million ($ 9 million) and aluminum
₹
 1,811 million ($ 25 million), cost incurred for obtaining Enviornment Clearance of
₹
 2,135 million ($ 29 million) partially offset by RPO liability reversal of
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
₹
 181,590 million in fiscal year 2020 to
₹
 219,316 million ($ 2,999 million) in fiscal year 2021, increase of
₹
 37,726 million, or 20.8%. This increase was primarily driven by higher metal prices and higher volume of metal and silver. Metal production was up 7% to 930 kt in line with higher MIC availability, while silver production was up by 16% to a record 706 MT in line with higher lead production and slightly better grades at SK. These record numbers were delivered despite losing 18 equivalent of production days in the year due to COVID related lockdown and other disruptions resulting from rising infections. The share of mined metal production from underground mines increased to 100.0% in fiscal year 2019. Rampura Agucha mine achieved 53.2%, Zawar mine 15.5% and RD Mine 4.8% and Sindesar Khurd 26.5% mined metal production in fiscal year 2021. Specifically:

•
Zinc ingot production increased from 688,286 tons in fiscal year 2020 to 715,446 tons in fiscal year 2021, an increase of 3.95% due to higher MIC availability. Zinc ingot sale also increased in line with the higher production from 680,017 tons in fiscal year 2020 to 723,952 tons in fiscal year 2021, an increase of 6.46%.

•
Zinc ingot sales in the domestic market declined from 486,311 tons in fiscal year 2020 to 436,943 tons in fiscal year 2021. Our domestic sales as a percentage of total sales decreased from 72.0% in fiscal year 2020 to 60.4% in fiscal year 2021 primarily due to covid-19
related lockdown in March 2020. However, we always endeavor to sell large quantities of our products domestically, where we receive an Indian market premium. Our export sales increased from 193,706 tons of zinc in fiscal year 2020 to 287,009 tons of zinc in fiscal year 2021, an increase of 48.2%.

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

•	The daily average lead cash settlement price on the LME decreased from $ 1,952 per ton in fiscal year 2020 to $ 1,868 per ton in fiscal year 2021, a decrease of 4.3%.

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
 64,530 million in fiscal year 2020 to
₹
 91,583 million ($ 1,252 million) in fiscal year 2021, increase of
₹
 27,053 million, or 41.9%, whereas operating margin also increased from 35.5% in fiscal year 2020 to 41.8% in fiscal year 2021. Operating profit increased due to higher revenue and lower costs of production majorly driven by higher production volume, lower power costs, lower met-coke
and cement costs partly offset by higher admin expense
(Covid-19
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
₹
 31,275 million in fiscal year 2020 to
₹
 27,290 million ($ 373 million) in fiscal year 2021, a decrease of
₹
 3,985 million or 12.7%. The decrease in revenue was primarily driven by lower volumes due to Skorpion Zinc going under care and maintenance, partially offset by higher price realisations. Specifically:

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

•
The daily average lead cash settlement price on the LME decreased from $ 1,952 per ton in fiscal year 2020 to $ 1,868 per ton in fiscal year 2021, a decrease of 4.3%. Operating profit in the Zinc International segment increased from operating loss of
₹
 2,573 million in fiscal year 2020 to operating profit of
₹
 4,849 million ($ 66 million) in fiscal year 2021, an increase of
₹
 7,422 million, mainly on account of higher price realization and improved cost through optimising consumables usage, higher copper credits and local currency depreciation.

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
₹
 75,308 million ($ 1,030 million) in fiscal year 2021, a decrease of
₹
 51,300 million or 40.5%. The decrease in revenue was primarily contributed by lower Brent price realisation and decrease in Entitlement Interest (“EI”) sale. Specifically:

•	The daily average Brent oil price realisation decreased from $ 59.4 per boe, in fiscal year 2020 to $ 38.67 per boe, in fiscal year 2021, a decrease of 34.9%,

•	Entitlement interest sales decreased from 85,700 boepd in fiscal year 2020 to 67,283 boepd in fiscal year 2021, a decrease of 18,417 boepd or 21.5%.
Operating profit in the oil and gas segment increased from loss of
₹
 102,425 million in fiscal year 2020 to operating profit of
₹
 10,892 million ($ 149 million) in fiscal year 2021, an increase of
₹
 113,317 million. The increase in operating profit in current year was primarily due to impairment recognition of
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

•
At Karnataka, production was 5 million tonnes, Sales in FY 2021 were 4.4 million tonnes, 24% lower
y-o-y
due to
Covid-19
impact in the current financial year. With the order of Central Empowered Committee (a Hon’ble Supreme Court appointed body) in March 2020, the annual mining capacity has been increased upto 5.89 MTPA. In line with this, the Government of Karnataka allocated the production quantity of 5.60 wet million tonnes for the current year FY 2021 onwards.

•
At Goa, mining was brought to a halt pursuant to the Hon’ble Supreme Court judgement dated February 7, 2018 directing all companies in Goa to stop mining operations with effect from March 16, 2018. We continue to engage with the Government for a resumption of mining operations.

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

•
The production of DI pipe reduced from 154,721 tons in fiscal year 2020 to 134,605 tons in fiscal year 2021, a reduction of 20,116 tons or 13.0%. The sale of DI pipe increased from 143,258 tons in fiscal year 2020 to 149,832 tons in fiscal year 2021, an increase of 6,574 tons or 4.6% driven by our focus on sale of value added products.

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
₹
 13,085 million in fiscal year 2020 to operating loss of
₹
 5,372 million ($ 73 million) in fiscal year 2021, an increase of
₹
 7,713 million. The decrease in operating loss was mainly due to higher copper LME prices, higher volumes and reduced Tuticorin fixed overheads as compared to fiscal year 2020.

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
₹
 58,599 million in fiscal year 2020 to
₹
 53,752 million ($ 735 million) in fiscal year 2021, a decrease of
₹
 4,847 million or 8.3%. Power sales increased from 11,162 million units in fiscal year 2020 to 11,261 million units in fiscal year 2021, an increase of 0.9%. The fiscal year 2021 was a significant year for the Jharsuguda power plant, where we achieved PLF of 58% against 11% in fiscal year 2020. The PLF at BALCO was 66% and Talwandi Sabo (TSPL) power plant achieved plant availability of 81%.
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

•	The Jharsuguda 600 MW power plant operated at a lower PLF of 58.0% during fiscal year 2021, as compared to 11% in fiscal year 2020.

•	At BALCO, the 300 MW IPP unit of the 300MW power plant operated at PLF of 66.0% in fiscal year 2021, as compared to 71.0% in fiscal year 2020.

•	The average power realization decreased from ₹ 3.6 per unit in fiscal year 2020 to ₹ 3.1 per unit in fiscal year 2021, a decrease of 16% (excluding power from TSPL 1980 MW power plant).

•
Cost of generation at the power business (excluding power from the TSPL 1980 MW power plant) decreased from
₹
 2.5 per unit in fiscal year 2020 to
₹
 2.4 in fiscal year 2021, a decrease of 3% on account of decrease in coal prices and improved linkage realisation.

•
The average power realization at Talwandi Sabo power plant decreased from
₹
 3.7 per unit in fiscal year 2020 to
₹
 3.0 per unit and cost of generation decreased from
₹
 2.7 per unit in fiscal year 2020 to
₹
 2.1 per unit in fiscal year 2021, a decrease of 22.0%.

Operating profit in the power segment decreased from
₹
 10,789 million in fiscal year 2020 to
₹
 8,321 million ($ 114 million) in fiscal year 2021, decrease of
₹
 2,468 million or 22.9%, lower sales realisation, partially offset by lower cost of production. During fiscal year 2021, Operating margin decreased from 18.4% in fiscal year 2020 to 15.5% in fiscal year 2021.
TSPL realized
₹
 3,750 million ($ 51 million) from PSPCL I the fiscal year 2021 on account of GCV matter resolution basis the Hon’ble Supreme Court order.

Other
Operating loss in our other business segments decreased from
₹
 8,618 million in fiscal year 2020 to
₹
 2,471 million ($ 34 million) in fiscal year 2021, mainly due to impairment charge on assets amounting
₹
 5,098 million ($ 68 million) recognised during the fiscal year 2020 at ASI which operate in glass substrate business.
Investment and other income
Investment and other income increased from
₹
 25,714 million in fiscal year 2020 to
₹
 32,177 million ($ 440 million) in fiscal year 2021, an increase of
₹
 6,463 million or 25.1%, mainly due to interest income on the affiliate loan to VRL, partially offset by decrease in average investments and Mark to Market (MTM) movement at Zinc India.
Finance and other costs
Finance costs decreased from
₹
 54,557 million in fiscal year 2020 to
₹
 52,955 million ($ 724 million) by
₹
 1,602 million or 2.9% in fiscal year 2021.
This decrease is mainly on account of lower blended cost of borrowings, partially offset by lower capitalisation of interest cost at aluminium and oil & gas business and increase in average borrowings.
The proportion of Indian Rupee borrowings is 89.0% and USD borrowing are 11.0% in fiscal year 2021 in comparison to 87.0% and 13.0% respectively in fiscal year 2020.
Tax expense
Tax credit decreased from
₹
26,677 million in fiscal year 2020 to tax expense of
₹
19,084 million ($ 261 million) in fiscal year 2021. Our effective income tax rate, calculated as tax expense divided by our profit or loss before taxes, was 38.8% in fiscal year 2020 as compared to 11.5% in fiscal year 2021. The effective tax rate has decreased by 27.3% which is driven by change in profit mix. The normalized ETR is 27% (excluding tax on dividend from HZL of
₹
 8,690 million, new tax regime impact of
₹
 (2,494) million, tax on exceptional items of
₹
 1,538 million and Deferred Tax Asset recognised on losses in ESL of
₹
31,107 million) compared to 33% due to increase in profit from the entities which are taxable at lower rate and adoption of new regime in one of the major subsidiary.
Non-controlling
interest
On account of above-mentioned factors, profit for the year increased from loss of
₹
 42,100 million in fiscal year 2020 to profit of
₹
 1,46,990 million ($ 2010 million) in fiscal year 2021, an increase of
₹
 189,090 million.
Profit attributable to
non-controlling
interest increased from
₹
 19,148 million in fiscal year 2020 to
₹
 34,107 million ($ 466 million) in fiscal year 2021, an increase of
₹
 14,959 million or 78.1%.
B. Liquidity and Capital Resources
Liquidity
We expect that our existing cash resources and cash from operations will be sufficient to finance our foreseeable working capital requirements, in both the short term (i.e., the 12 months following the year ended March 31, 2022) and the long term (i.e., beyond such additional 12-month period). At March 31, 2022, we held cash and cash equivalents aggregating to
₹
 324,707 million ($ 4,280 million) which consists of cash and cash equivalents, short term investments and fixed deposits. Our financial liabilities consist of
₹
168,944 million ($ 2,227 million) of current borrowings (including current maturities of long term debt ) and
₹
362,023 million ($ 4,772 million) of non-current borrowings. The current borrowings consist of working capital loans from banks, financial institutions and commercial papers amounting to
₹
74,215 million ($ 978 million). Our non-current borrowings consist mainly of loans from banks and financial institutions of
₹
371,525 million ($ 4,897 million), non-convertible debentures, redeemable preference shares and bonds of
₹
79,701 million ($ 1,050 million) and other borrowings of
₹
5,526 million ($ 74 million). Non-current borrowings include current maturities of long term debt amounting to
₹
94,729 million ($ 1,249 million).

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
The timeline for FGD installation at TSPL was December 2019. TSPL had issued letter of intent on SEPCO before this deadline. MOP issued notification dated July 2, 2020 to restrict imports from China. Power China SEPCO1 has communicated their inability to execute the FGD project quoting aforementioned MOP notification and prevailing COVID situation in India. TSPL is proceeding with further steps for retendering the FGD project. The Government of Punjab has written to the concerned authorities for extending the timelines for Punjab power plants till December 2022 to implement FGD. The Punjab Pollution Control Board (“PPCB”) issued Show cause Notice (SCN) on November 21, 2019, following which TSPL made a representation to Chairman, PPCB on November 28, 2019. PPCB has since disposed the notice and has forwarded TSPL’s request letter for time extension to Central Pollution Control Board (“CPCB”) till December 2022 and for further direction. CPCB issued SCN on January 31, 2020 for which TSPL submitted their detailed response to CPCB and representation was made to Chairman, CPCB on February 5, 2020 along with IIT Kanpur study report carried out by TSPL showing negligible contribution of its operation on Delhi’s particulate air pollution. The CPCB response is awaited on the same. Meanwhile, CPCB has imposed a nominal fine of
₹
 1.8 million per month per unit for all the plants till they install FGD, which the entity has applied for refund, post MoEF&CC vide notification dated March 31, 2021 extended the FGD installation time limit upto December 2024 APTEL vide order dated August 28, 2020 has approved the said notification including installation and operation of FGD and associated system for Sulphur Dioxide (“SO2”) emissions as well as installation and operation of SNCR and/or any other appropriate technology for Nitrogen Oxied (“NOx”) emissions as a change in law event as per the PPA. It has further stated that TSPL is entitled for additional expenditure for installation and operation of FGD and associated systems including all allied cost like taxes, duties etc. as a part of Additional Capital Cost to be incurred by TSPL and has directed the Commission to devise a mechanism for payment of above mentioned costs and other expenses in relation to procurement, installation, commissioning, operation and maintenance of FGD for SO2 as approved by the concerned authority, after prudence check. PSPCL has appealed against the order in SC. The matter was listed on February 3, 2022, wherein respondents including TSPL have been directed to file counter affidavits in the matter. The next date of hearing is yet to be notified.
Our business is heavily dependent on plant and machinery for the production of our copper, zinc, oil and gas, iron ore and aluminium products, as well as investments in our mining and exploration operations and our commercial power generation business. Investments to maintain and expand production facilities are, accordingly, an important priority and have a significant effect on our cash flows and future results of operations. Our capital expenditures in fiscal year 2020, 2021 and 2022 were
₹
 78,227 million,
₹
 68,833 million and
₹
 106,028 ($ 1,397) respectively, largely due to our capacity expansion and new projects across our oil and gas, copper, zinc, aluminium and power businesses.
ESL has plans for an expansion project with an estimated investment of approximately
₹
 26,100 million ($348 million) for increasing the plant capacity from 1.5 MTPA to 3.0 MTPA in the existing premises. Project includes addition of major facilities like additional blast furnace of 1050 m
3
supported by 0.5 MTPA coke plant, new 1.8 MTPA Pellet plant,800 TPD oxygen plant, new 1.2 MTPA blast furnace, 0.18 MTPA DI Pipe plant, railway siding infrastructure, Raw Material Handling System (“RMHS”) along with upgradation of existing plants through debottlenecking and digitalization. Project duration will be 14 months.

HZL has expansion projects in the amount of approximately
₹
 122,100 million ($ 1,690 million) to be spent on the expansion of its existing underground mines together with the development of the underground mine at Rampura Agucha, expansion of Sindesar Khurd, Zawar, Rajpura Dariba and Kayad mines. As of March 31, 2022,
₹
 112,390 million ($ 1,509 million) has been spent on the expansion projects. Based on a long-term evaluation of assets and in consultation with global experts, the Company is evaluating plans to increase its mined metal capacity from 1.2 mtpa to 1.5 mtpa. The Board has approved the Phase I of this expansion which will increase mined metal and smelting capacity from 1.2 mtpa to 1.35 mtpa through brownfield expansion of existing mines at an estimated capital expenditure of around
₹
 45,000 million ($ 597 million).
Zinc International - Gamsberg Phase II Expansion Project at cost of USD 466 million was approved by the Board in April 2022. This Project will have a construction period of 18 to 21 months and will double up Gamsberg capacity from 4Mtpa Ore to 8Mtpa to produce additional 200ktpa MiC zinc.
We commenced exploration campaigns in Rajasthan in our oil and gas business to test prospective reserves
.
To unlock the potential of the prospective reserves, we are carrying out exploration drilling, seismic activities construction activities and studies. The estimated cost of this project for joint operation partners is $ 827 million and the corresponding capital expenditure spent on the exploration campaign as of March 31, 2022, is $ 745 million.
We have ongoing projects set up on the existing producing fields at Mangala, Bhagyam and Aishwariya which approximately amounts to $ 6,035 million for joint operation partners. The plan involves ramping up or sustaining the production from all the fields for which additional wells and related surface facilities are being drilled and constructed. Further, we continue to focus on infrastructure creation and prudent reservoir management for water flood and enhanced oil recovery implementation. As of March 31, 2022, $ 4,454 million was spent on the ongoing projects at Mangala, Bhagyam and Aishwariya.
We planned to upgrade the existing Raageshwari gas terminal to provide increased capacity and also to unlock the opportunities in Mangala and Aishwariya Barmer hill development by investing $ 895 million by the joint operation partners. We are also looking at the options to construct a new gas pipeline to monetize the additional gas potential in the block. As of March 31, 2022, $ 703 million has been spent.
Also, we are also intending to start the production from the blocks acquired under Open Acerage Licensing policy (OALP). As of March 31, 2022, $ 170 million has been spent.
We have
₹
 44,240 million ($ 583 million) of ongoing expansion projects to set up a 400,000 tpa copper smelter plant. We have incurred
₹
 8,090 million ($ 105 million) on these ongoing expansions as of March 31, 2022. See
“Item 4 – Business Overview- Projects and developments for further details.”
BALCO has set up a 325,000 tpa aluminium smelter and 1,200 MW power facility at an estimated cost of
₹
 107,500 million ($ 1,416 million) which uses
pre-baked
technology from the Guiyang Aluminium Magnesium Design & Research Institute, or GAMI, of China. The first metal tapping from the    325,000 tpa aluminium smelter started in fiscal year 2015, and commercial production started during fiscal year 2015. On May 13, 2021, the Board approved the expansion of Rolled Product Capacity from existing 50 KTPA to 130 KTPA at a cost of
₹
 3,480 million ($ 46 Million) which will improve    the plant’s VAP capacity and overall premium. Further, on July 26, 2021, the Board has approved the BALCO smelter expansion by 414 KTPA, subject to requisite government approvals at a cost of ~
₹
 66,110 million ($ 871 million) which will help to reach 92% VAP portfolio at BALCO. This includes investment made to build new township for improved safety and security.
Initially in 2008, we planned to expand our alumina refining capacity at Lanjigarh to 6 mtpa and constructing an associated 210 MW captive power plant. The expansion of the alumina refinery and related mining operations in and around the Niyamgiri was put on hold in October 20, 2010, when the MoEF&CC directed us to hold from further expansion. See “
Item 8. Financial Information—A. Consolidated Statements and Other Financial Information – Legal Proceedings
” for details. As of March 31, 2022, we spent
₹
 51,903 million ($ 684 million) on the Lanjigarh expansion project (up to 6 mtpa) including other auxiliary assets. Total Project cost for refinery expansion upto 5 MTPA is estimated at
₹
 108,120 million ($ 1,425 million). On February 3, 2021, the expansion plan to increase the capacity of the Lanjigarh alumina refinery to 5 MTPA was approved by Vedanta Limited Board, subject to requisite Government approvals and further on May 13, 2021, the Board approved the estimated cost of
₹
 46,810 Million ($ 617 million). The completion of this expansion plan will place the Lanjigarh alumina refinery as one of the world’s largest single-location alumina refinery complex. We had estimated of investing
₹
 150,380 million ($ 1,982 million) to set up 1,250,000 tpa aluminium smelter at Jharsuguda. As of March 31, 2022, we have already spent
₹
 230,265 million ($ 3,035 million) on this project. Further, the Board has approved various projects at Jharsuguda to increase the VAP capacity.
The first 660 MW and second 660 MW unit of the Talwandi Sabo power plant were capitalized in fiscal year 2015 and 2016 respectively. The third 660 MW unit was capitalized on September 1, 2016, after successfully completing trial runs.

We have scheduled repayment of borrowings during fiscal year 2023, outstanding at the end of fiscal year 2022, denominated in a mix of Indian Rupees and US dollars of
₹
 150,146 million ($ 1,979 million) and
₹
 14,643 million ($ 193 million), respectively. We plan to finance our capital expenditures and our loan repayment obligations out of our cash flows from operations and financing activities. Our failure to make planned expenditures could adversely affect our ability to maintain or enhance our competitive position and develop higher margin products.
Consistent with our strategy to consolidate our ownership interests in our key subsidiaries, we had exercised the second call option to acquire the GoI’s remaining ownership interest in HZL. HZL had initiated an arbitration proceeding, which have now been withdrawn and the tribunal dissolved. See
“Item 4. Information on the Company—B. Business Overview—Our Business—Call Options over Shares
” for more information. The option value will be the fair market value determined by an independent appraiser and will entail significant capital requirements. Based solely on the market price of HZL’s shares on the NSE on July 15, 2022, of
₹
 285.35 ($ 3.76) per share, and not including the other factors that the independent appraiser may consider, one possible estimation of the exercise price to acquire all of the GoI’s 1,247,950,590 shares in HZL would be
₹
 356,103 million ($ 4,693.59 million). If the GoI sells its remaining ownership interest in HZL through a public offer, we may look into alternative means of increasing our ownership interest in HZL.
In addition, we have exercised our option to acquire the GoI’s remaining 49.0% ownership interest in BALCO, although the exercise of this option has been contested by the GoI and the GoI retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “Item 4. Information on the Company—B. Business Overview—Our Business—Call Options over Shares” for more information.
We may in the future make acquisitions of mines, plants or minerals and metals businesses that complement or enhance our existing businesses.
We have consistently paid dividends including tax on dividend amounting to
₹
 14,441 million in fiscal year 2020,
₹
 91,216 million in fiscal year 2021 and
₹
 193,496 million ($ 2,551) in fiscal year 2022.
Capital Resources
We plan to finance our capital requirements through a mix of cash flows from operating and financing activities. We do not depend on off-balance
sheet financing arrangements. We believe that our working capital requirements can be sufficiently funded through our internal accruals and undrawn line of credit.
Statement of cash flows
The following table is derived from our selected consolidated financial data and sets forth our cash flow for fiscal years 2018, 2019, 2020, 2021 and 2022:

	For the Year Ended March 31,
Particulars	2018	2019	2020	2021	2022	2022
	( ₹ in millions)					($ in millions)
Net cash provided by (used in):
Operating activities	348,407	208,420	182,393	295,952	282,819	3,727
Investing activities	(52,153)	(133,147)	(116,866)	(167,358)	(36,608)	(482)
Financing activities	(357,144)	(45,643)	(87,356)	(131,371)	(208,166)	(2,744)
Comparison of Years Ended March 31, 2021 and March 31, 2022
Net Cash from Operating Activities
Net cash from operating activities was
₹
 282,819 million ($ 3,727 million) in fiscal year 2022 compared to net cash from operating activities of
₹
 295,952 million in fiscal year 2021, a decrease of
₹
 13,133 million. The net decrease in cash from operating activities was primarily due to the following reasons:

•	net purchase of short-term investments was ₹ 2,869 million ($ 38 million) in fiscal year 2022 compared to net proceeds of short term investments of ₹ 81,695 million in fiscal year 2021.

•	the cash used from operating assets and liabilities (working capital) in fiscal year 2022 was ₹ 77,558 million ($ 1021 million) compared to cash used of ₹ 7,902 million in fiscal year 2021.

•	interest received was ₹ 18,682 million ($246 million) in fiscal year 2022 compared to inflow of ₹ 20,351million in fiscal year 2021.

•	dividend received was ₹ 15 million ($ 0 million) in fiscal year 2022 compared to inflow of ₹ 18 million in fiscal year 2021.
We believe our current working capital is sufficient for our present capital requirements.
Net Cash Used in Investing Activities
Net cash used in investing activities was
₹
 36,608 million ($ 482 million) in fiscal year 2022 as compared to net cash used of
₹
 167,358 million in fiscal year 2021. The net cash used in investing activities in fiscal year 2022 was lower primarily due to:

•	cash used towards acquisition of property, plant and equipment of ₹ 106,028 million ($ 1,397 million) in fiscal year 2022 as compared to ₹ 68,833 million in fiscal year 2021.

•	net cash inflow on account of structured investments was nil million in fiscal year 2022 as compared to nil in fiscal year 2021.

•	net cash inflow on account of short-term deposits was ₹ 49,945 million ($ 658 million) in fiscal year 2022 as compared to cash outflow of ₹ 34,206 million in fiscal year 2021.

•	net cash inflow on account of loan repaid by related party ₹ 16,227 million ($ 214 million) in fiscal year 2022 as compared to loans given to related party was ₹ 65,484 million in fiscal year 2021.

•	net cash outflow on account of acquisition of business was ₹ nil million ($ nil million) in fiscal year 2022 as compared to net cash outflow of ₹ 448 million in fiscal year 2021.
Net Cash used in Financing Activities
Net cash used in financing activities was
₹
 208,166 million ($ 2,744 million) in fiscal year 2022 as compared to net cash used of
₹
 131,371 million in fiscal year 2021, primarily on account of:

•
net cash outflow from long-term and short-term debts (other than working capital and related party debt) was
₹
 48,302 million ($ 636 million) in fiscal year 2022 as compared to cash inflow of
₹
 84,916 million in fiscal year 2021.

•
net cash outflow for payment of dividend (including deemed dividend and payment of dividend by subsidiaries to non-controlling
interests) of
₹
 193,496 million ($ 2,551 million) in fiscal year 2022 as compared to
₹
 91,216 million in fiscal year 2021.

•	net cash inflow from working capital loans was ₹ 8,750 million ($ 115 million) in fiscal year 2022 as compared to cash outflow of ₹ 95,925 million in fiscal year 2021.
Comparison of Years Endd March 31, 2020 and March 31, 2021
Net Cash from Operating Activities
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
Net Cash Used in Investing Activities
Net cash used in investing activities was
₹
 167,358 million ($ 2,288 million) in fiscal year 2021 as compared to net cash used of
₹
 116,866 million in fiscal year 2020. The net cash used in investing activities in fiscal year 2021 was higher primarily due to:

•	lower cash used towards acquisition of property, plant and equipment of ₹ 68,833 million ($ 941 million) in fiscal year 2021 as compared to ₹ 78,227 million in fiscal year 2020.

•	net cash inflow on account of structured investments was ₹ 26,420 million in fiscal year 2020 as compared to nil in fiscal year 2021.

•	net cash outflow on account of short-term deposits was ₹ 34,206 million ($ 468 million) in fiscal year 2021 as compared to cash outflow of ₹ 66,265 million in fiscal year 2020.

•	net cash outflow on account of loans given to related party was ₹ 65,484 million ($ 895 million) in fiscal year 2021 as compared to nil in fiscal year 2020.

•	net cash outflow on account of acquisition of business was ₹ 448 million ($ 6 million) in fiscal year 2021 as compared to net cash outflow of ₹ 335 million in fiscal year 2020.

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
non-controlling
interests) of
₹
 91,216 million ($ 1,247 million) in fiscal year 2021 as compared to
₹
 14,441 million in fiscal year 2020.

•	net cash outflow from working capital loans was ₹ 95,925 million ($ 1,312 million) in fiscal year 2021 as compared to cash outflow of ₹ 113,658 million in fiscal year 2020.
Capital Expenditure and Commitments
Our principal financing requirements primarily include:

•	capital expenditures, towards expansion of capacities in existing businesses including modernization of facilities;

•	the establishment of our planned commercial power generation business;

•	consolidation of our ownership in our various subsidiaries; and

•	acquisitions of complementary businesses that we determine to be attractive opportunities.
The following table shows our capital expenditures in fiscal years 2020, 2021 and 2022:

Particulars	For Year Ended March 31,
	2020	2021	2022	2022
	(in millions)			(US dollars in millions)
Capital Expenditure	78,227	68,833	106,028	1,397
Off balance sheet arrangements / Contractual obligations and other commercial commitments
We have various contractual obligations and other commercial commitments arising from our operations. Our contractual obligations and our other commercial commitments as of March 31, 2022, are shown in Notes 25, 27, and 33. to our consolidated financial statements included at Item 18. of this annual report.
VEDL contractual obligations and other commercial commitments are set forth in the table below

Contractual obligations	Total		Less than 1 Year		1-3 Years		3-5 Years		More than 5 years
	( ₹ )	($)	( ₹ )	($)	( ₹ )	($)	( ₹ )	($)	( ₹ )	($)
Bank loans and borrowings (5)	532,312	7,017	164,342	2,166	147,150	1,940	112,637	1,485	108,183	1,426
Interest commitments (1)	88,357	1,164	26,855	354	34,755	458	18,389	242	8,358	110
Other liabilities (2)	408,105	5,379	395,034	5,207	12,699	167	86	1	286	4
Capital and other commitments (6)	244,718	3,225	101,788	1,341	104,921	1,383	38,009	501	—	—
Guarantees (3) (6)	59,087	779	11,497	152	42,227	556	1,187	16	4,176	55
Export Obligations (4) (6)	9,107	120	6,039	80	2,920	38	148	2	—	—
Purchase Obligations (7)	406,121	5,353	265,128	3,494	78,953	1,041	61,569	812	471	6
Estimated benefit payments on unfunded defined benefit plans (8)	2,590	34	179	2	378	5	321	4	1,712	23

Total	1,750,397	23,071	970,862	12,796	424,003	5,588	232,346	3,063	123,186	1,624

(1)
Interest payments for long-term fixed rate debts have been calculated based on applicable rates and payment dates. Interest payments on floating rate debt have been calculated based on the payment dates and rates as applicable on March 31, 2022, for each relevant debt instrument. See
“Note 25: Financial instruments – A. Financial assets and liabilities - Financial Risk – (a) Liquidity”
of Notes to the Consolidated Financial Statements

(2)
Other liabilities consist of acceptances, derivatives, trade and other payables. See
“Note 25: Financial instruments – A. Financial assets and liabilities - Financial Risk – (a) Liquidity”
of Notes to the Consolidated Financial Statements.

(3)	Excludes guarantees issued as collateral in respect of certain litigations to various agencies and government authorities.

(4)
The Group has given bonds of
₹
 17,750 million and
₹
 19,154 million ($ 252 million) as of March 31, 2021, and March 31, 2022, to custom authorities against the export obligations. Additionally, in the event of the Group’s inability to meet its obligations, the Group’s liability would be
₹
 3,534 Million and
₹
 2,069 million ($ 27 million) as of March 31, 2021, and March 31, 2022, reduced in proportion to actual exports, plus applicable interest. Above amount does not include
₹
393 million ($ 5 million) as the expected satisfaction date of such obligation cannot be determined due to a pending dispute with the Government authorities.

(5)	See “ Note 25: Financial instruments – A. Financial assets and liabilities - Financial Risk – (a) Liquidity ” of Notes to the Consolidated Financial Statements.
(6)	See “Note 33: Commitments, guarantees, contingencies and other disclosures” of Notes to the Consolidated Financial Statements.
(7)	These comprises irrevocable commitments to suppliers of goods and services.
(8)
Net defined benefit liability relating to post retirement benefit obligations recorded in accordance with IAS 19 - Employee Benefits is included in Note 27 in Item 18 in this Annual Report. Refer to
“
Note
27
in
Item 18 in
this
Annual
Report
”
for further details.

Safe Harbor
See “
Special note regarding forward-looking statements
”
Foreign exchange effects
See “
Note 25: Financial instruments - Financial risk - Foreign exchange risk
” of Notes to the Consolidated Financial Statements.
Recently issued accounting pronouncements
See “
Note 3 (b): Application of new and revised standards
” of Notes to the Consolidated Financial Statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
Our board of directors consists of eight directors.
The following table sets forth the name, age and position of each of our chairman, directors, other executive officers and significant employees as on July 15, 2022:

Name #	Age	Position

Directors

Anil Agarwal (1)	69	Non-Executive Chairman
Navin Agarwal (2)	61	Executive Vice-Chairman and Whole Time Director*
Padmini Seksaria (3)	46	Non-Executive Independent Director
Dindayal Jalan (4)	65	Non-Executive Independent Director
Priya Agarwal (5)	32	Non-Executive Non-Independent Director
Upendra Kumar Sinha (6)	70	Non-Executive Independent Director
Akhilesh Joshi (7)	68	Non-Executive Independent Director
Sunil Duggal (8)	59	Whole Time Director* and Chief Executive Officer

Other Executive Officers
Sharad Kumar Gargiya	49	Chief Commercial Officer
Madhu Srivastava	48	Chief Human Resources Officer
Ajay Goel	46	Acting Chief Financial Officer
Dilip Golani	56	President, Management Assurance Services
Sandep Agarwal	44	Head, Investor Relations
Rajinder Singh Ahuja	48	Head, Health, Safety, Environment and Sustainability
Ritu Jhingon	53	Director – Corporate Communications and CEO Nand Ghar
Dhiraj Nayyar	46	Director, Economics and Policy
Sanjeev Ghemawat	52	General Counsel
Leena Verenkar	51	Head - Corporate Social Responsibility
Vineet Jaiswal	47	Deputy Chief Executive Officer – Centre of Excellence
Philip Campbell	62	Head - Asset Optimization

Significant Employees

Zinc India
Arun Misra	57	Chief Executive Officer, Zinc Business
Sandeep Modi	40	Interim Chief Financial Officer, Hindustan Zinc Limited

Zinc International
Pushpender Singla	40	Chief Financial Officer, Zinc International Division and CMT

Oil and Gas
Prachur Sah	46	Deputy Chief Executive Officer, Cairn Oil & Gas
Hitesh Vaid	49	Chief Financial Officer, Cairn Oil and Gas

Iron Ore and Steel
Sauvick Mazumdar	51	Chief Executive Officer, Iron and Steel Business
Navin Kumar Jaju	40	Chief Financial Officer, Iron and Steel Business
Navanath Vhatte	59	Chief Executive Officer, Electrosteel Steels Limited

Copper
Puneet Khurana	40	Chief Executive Officer, Copper Operations at Tuticorin and Silvassa
Anand Soni	42	Chief Financial Officer, Copper Operations at Tuticorin and Silvassa

Power
Vibhav Agarwal	45	CEO- Power
Swapnesh Bansal	41	Chief Financial Officer - TSPL

Aluminium
Rahul Sharma	49	Deputy Chief Executive Officer, Aluminum Business
Abhijit Pati	57	Chief Executive Officer and Whole-time Director, BALCO
Sunil Gupta	59	Chief Executive Officer , Jharsuguda.
Gobinda Gopal Pal	57	Deputy Chief Executive Officer, Alumina
Anup Agarwal	48	Chief Financial Officer, Aluminum Business.

*
A “Whole Time Director” is a director who is in whole-time employment of the Company. A Whole-Time Key Managerial Personnel cannot hold office in more than one company except in its subsidiary company.

#	Notes
a)	Krishnamurthi Venkataramanan ceased to be Non-Executive Independent Director of the Company from close of business hours on March 31, 2021, upon completion of his second and final term;
b)	GR Arun Kumar resigned from the post of Whole-Time Director and Chief Financial Officer of the Company and was relieved from his position effective from close of business hours on April 24, 2021;
(1)
Anil Agarwal was appointed as the Chairman Emeritus of our Company with effect from April 1, 2014 and ceased to be a member of the Board with effect from April 1, 2014. Subsequently, he has been appointed as an additional
Non-Executive
Director designated as Chairman of the Company with effect from April 1, 2020, which was approved by the shareholders in the Annual General Meeting of the Company held on September 30, 2020. He is member of Nomination and Remuneration Committee.

(2)
Navin Agarwal was appointed as an Executive Chairman with effect from April 1, 2014. Navin Agarwal was appointed as Whole Time Director with effect from August 17, 2013, to July 31, 2018, and further reappointed with effect from August 1, 2018, upto July 31, 2023. Subsequently, he has been re-designated
as Executive Vice-Chairman of the Company with effect from April 1, 2020 and ceased to be a member of the Nomination and Remuneration Committee with effect from April 1, 2020. He is a permanent invitee of the Nomination and Remuneration Committee

(3)
Padmini Sekhsaria has been appointed as an Additional Director designated as
Non-Executive
Independent Director with effect from February 5, 2021 for a 1st term of two years effective from February 5, 2021 till February 4, 2023 which was approved by the shareholders in the Annual General Meeting of the Company held on August 10, 2021 She is also a member of the Corporate Social Responsibility Committee effective February 5, 2021 and appointed as a member of the Stakeholders Relationship Committee effective April 1, 2021.

(4)
Dindayal Jalan has been appointed as an Additional Director designated as
Non-Executive
Independent Director of the Company for a 1st term of two years effective from April 1, 2021, till March 31, 2023, which was approved by the shareholders in the Annual General Meeting of the company held on August 10, 2021. He has been appointed as a member of the Audit and Risk Management Committee, Nomination and Remuneration Committee effective April 1, 2021, and Chairperson of Stakeholders Relationship Committee effective October 21, 2021. He has been inducted as a member of Committee of Directors effective July 6, 2022.

(5)
Priya Agarwal was appointed as a
Non-Executive
Non-Independent
Director with effect from May 17, 2017. She was appointed as a
Non-Independent
Director for a term of 3 years effective from May 17, 2017, to May 16, 2020, and further reappointed for a term of 3 years effective from May 17, 2020, till May 16, 2023, which was approved by the shareholders at the Annual General Meeting held on September 30, 2020. As on date, Priya Agarwal is a member of the Corporate Social Responsibility Committee and member of ESG Committee effective October 21, 2021.

(6)
Upendra Kumar Sinha was appointed as a
Non-Executive
Independent Director with effect from March 13, 2018, till August 10, 2021, which was approved by the shareholders at the Annual General Meeting held on August 24, 2018. In June 2021, the Board of Directors, on recommendation of Nomination and Remuneration Committee of the Company, have considered and approved the re-appointment
of Upendra Kumar Sinha as
Non-Executive
Independent Director on the Board of the Company for a 2nd and final term of 3 years effective from August 11, 2021, to August 10, 2024, which was approved by the shareholders in the Annual General Meeting of the Company held on August 10, 2021. Upendra Kumar Sinha is the member of the Stakeholders Relationship Committee and Chairperson of Nomination and Remuneration Committee and of the Audit and Risk Management Committee and member of Corporate Social Responsibility Committee. He has been designated as the Chairperson of the ESG Committee effective from April 1, 2021.

(7)
Akhilesh Joshi was appointed as an Additional Director designated as
Non-Executive
Independent Director on the Board of the Company for a 1
st
term of 1 year effective July 1, 2021 till June 30, 2022, which was approved by the shareholders in the Annual General Meeting of the company held on August 10, 2021. He has been appointed as a member of the Audit and Risk Management Committee and Chairperson of Corporate Social Responsibility Committee effective October 21, 2021, and member of ESG Committee effective July 1, 2021. The Board of Directors, on recommendation of Nomination and Remuneration Committee of the Company, on June 21, 2022, have considered and approved the re-appointment of Mr. Akhilesh Joshi as Non-Executive Independent Director on the Board of the Company for a 2nd and final term of 2 years effective from July 1, 2022, to June 30, 2024, subject to approval of the shareholders at the ensuing Annual General Meeting.

(8)
Sunil Duggal has been appointed as an Additional Director designated as Whole-Time Director and CEO and KMP of the Company effective from April 25, 2021 till July 31, 2023, which was approved by the shareholders in the Annual General Meeting of the company held on August 10, 2021. Sunil Duggal continued to be the member of ESG Committee and has been newly appointed as a member of the Stakeholders Relationship Committee effective from April 25, 2021.

Non-Executive
Chairman

–
Anil Agarwal
is the Non-Executive Chairman of Vedanta Limited, one of the largest and diversified natural resources groups globally. He has been the Executive Chairman of Vedanta Resources since March 2005. He founded the Group in 1976 and has over four decades of entrepreneurial and mining experience. He has helped shape its strategic vision to contribute to a larger purpose towards uplifting communities. Under his leadership, Vedanta has grown from an Indian domestic miner into a global natural resources group world class portfolio of large, diversified assets in oil and gas, zinc, silver, aluminium, copper, iron and steel and power that are capable of generating strong cash flows. Mr. Agarwal vision is to empower the nation by achieving self-sufficiency in the natural resources sector. Over the years, he has invested over $35 billion for development of the metal and mining sector in the country. Mr. Agarwal has been a strong advocate for the growth of the MSME sector. Partnering with the government, the Vedanta Saathi programme has been created to provide a bouquet of services to MSMEs so that they can truly become employment generators for the economy. He has also been playing a pivotal role in the development of
Start-ups.
Mr. Anil Agarwal believes that businesses must give back to the society and help them prosper. He has pledged 75 per cent of his wealth for social good. He has signed The Giving Pledge, a movement of global philanthropists who have committed to give away majority of their wealth towards philanthropic and charitable causes. Mr Agarwal is committed to well-being of the communities with a focus on women and child development. His dream project, Nand Ghar is developing model anganwadis that are focused on eradicating child malnutrition, providing education, healthcare, and empowering women with skill development. The Anil Agarwal Foundation is committed towards empowering communities, transforming lives and facilitating nation building through sustainable and inclusive growth. The Foundation has teamed up with the Bill & Melinda Gates Foundation to improve the health and nutritional outcomes. Anil Agarwal is also the Executive Chairman of Vedanta and a director of Sterlite Technologies Limited, Conclave PTC Limited, Black Mountain Mining (Proprietary) Limited and Anil Agarwal Foundation. He is the son of Late Shri Dwarka Prasad Agarwal and is the brother of Navin Agarwal and father of Priya Agarwal. The business address of Mr. Anil Agarwal is 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400099, India.

Directors

–
Navin Agarwal
has been with the Group since its inception and has four decades of strategic executive experience. Under his stewardship, Vedanta has achieved leadership position in all the major sectors in which it operates. Over the years, he has been instrumental in building a highly successful meritocratic organization. He has been spearheading the Company’s strategy through a mix of organic growth and value - accretive acquisitions leading to Vedanta’s transformation into a globally diversified natural resources company. He is passionate about developing leadership talent and has been responsible for creating a culture of excellence at Vedanta through the application of advanced technologies, digitalization and global best practices. He drives Vedanta’s unwavering commitment to the highest standards of corporate governance. His vision is to gradually unlock the enormous potential of the natural resources sector and make it an engine of growth for India. In recognition of his exceptional distinction in the fields of business and entrepreneurship and contribution to the natural resources sector, he was conferred the ‘Industrialist of the Year’ award by the Bombay Management Association in 2018. He is a fervent advocate of sustainable development and is committed to inclusive growth of communities and promotion of culture and sports at all levels. He has been the Executive Chairman of Vedanta Limited from April 1, 2014, till March 31, 2020 and with effect from April 1, 2020, he has been re-designated
as Executive Vice - Chairman. He serves as Executive Vice Chairman of Vedanta and a
Non-Executive
Director of HZL and Hare Krishna Packaging Private Limited. He has completed the Owner/President Management Program at Harvard University and holds a bachelor’s degree in commerce from Sydenham College, Mumbai, India. He is the son of Late Shri Dwarka Prasad Agarwal and is the brother of Anil Agarwal. The business address of Mr. Navin Agarwal is 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400099, India.

–
Padmini Sekhsaria
is one of our independent directors and was appointed to our Board with effect from February 5, 2021. She is a principal at the Narotam Sekhsaria Family Office where she leads several investment and philanthropic activities. She oversees businesses in technology, education, FMCG, agriculture, construction materials, commodities, and financial services, that directly employ over 3600 employees. Her development experience in youth education, health and vocational skilling, spans over 20 years. She started the Salaam Bombay Foundation in 2002, today one of the largest school-based preventive health programs in India. She also, heads the Narotam Sekhsaria Foundation, a family philanthropy that is engaged in health, education, and livelihood programmes, with interventions in rural and urban areas focused on community health, preventive and promotive healthcare, capacity building, policy advocacy and systemic change. She serves on various boards of other non-profit organizations, including Ambuja Cement Foundation, Prince Aly Khan Hospital, Harvard T.H. Chan School of Public Health-India Center, Sherborne Foundation in UK, Vassar College and the India Youth Fund in New York. She is an alumnus of London School of Economics and has a MSc. in Financial Economics. Ms. Padmini Sekhsaria serves as a Director on various boards of companies, organizations, charities, and educational institutes including Everest Industries Limited, Madhurima International Private Limited, Narotam Sekhsaria Foundation, Salaam Bombay Foundation, Everest Foundation, Ambuja Cement Foundation, Falak Investment Private Limited, Aga Khan Health Services India, Trapu Investments Private Limited, Trapu Cans Private Limited, GACL Finance Private Limited, Radha Madhav Investments Private Limited and as a Managing Director of Madhurima Limited (UK). The business address of Ms. Padmini Sekhsaria is 2001, Lodha Altamount, Altamount Road, Mumbai – 400026, Maharashtra, India.

–
Dindayal Jalan
is one of our independent directors and has been appointed to our Board with effect from April 1, 2021. Dindayal Jalan is a Chartered Accountant and has over 40 years of extensive experience in managing business and finance of large metal and mining companies. He is currently an entrepreneur and independent director on Boards of some prominent Companies. In his previous role, before superannuation in 2016, he was the Group CFO of London listed Vedanta Resources Plc. and an Executive Director and CFO of Vedanta Limited. He started his corporate journey in 1978 with Aditya Birla Group’s Hindusthan Gas & Industries Limited as a management trainee, rising upto the ranks of finance and commercial head. He was instrumental in transforming iron ore business and setting up a greenfield SME business for Essel Mining, an associate company. In 1996, he moved to Birla Copper to lead Finance and Commercial function. He was part of the Core team instrumental in setting up and operationalizing the greenfield Copper Smelting project, into a robust operating business. He was responsible for raising finance, building the finance team, putting in place strong business process and systems, negotiating stable sources for long term raw material supplies, setting up commodity hedging desk and building a robust marketing organization. In the year 2001, he moved to Sterlite Industries (now Vedanta Limited) as CEO of its copper mining business in Australia for five years. He led turnaround of the business, working in a multicultural environment. In 2003, he was appointed as the CFO of Sterlite Industries. In 2005, he was elevated to, CFO of Vedanta Resources Plc., a FTSE 250, London listed company. In this role, he provided strategic leadership to the finance function with a clear focus on enhancing shareholder’s value by improving capital management, governance framework, systems and processes, developing a robust Finance team. He was closely partnering with CEO to drive business performance. Dindayal Jalan serves as a director on the boards of HDFC Trustee Company Limited, Cairn India Holdings Limited and Bharat Aluminum Company Limited. The business address of Mr. Dindayal Jalan is
D-807,
Ashok Tower, 63/74, SS Rao Road, Parel, Mumbai - 400012, Maharashtra, India.

–
Priya Agarwal
is one of our
Non-Executive
directors and was appointed to our Board with effect from May 17, 2017 and reappointed with effect from May 17, 2020. She is deeply passionate about environment and sustainability and has been playing a crucial role in strengthening Vedanta’s ESG practices. Under her leadership, Vedanta has put in place a comprehensive framework to be the ESG leader in the natural resources sector. The Company has committed to reducing carbon emissions to zero by 2050 or sooner and has pledged $5 billion over the next 10 years to accelerate the transition to net zero operations. Priya is passionate about child nutrition and gender neutrality and is leading a variety of CSR initiatives under Anil Agarwal Foundation which impacts the lives of more than 4.23 crore people at the grassroots level. The Foundation has pledged
₹
 5000 crore over the next 5 years on various social impact programs. Under her leadership, Vedanta has modernized over 3,300 anganwadis across the country through its flagship project Nand Ghar which aims to ensure that women and children get the right opportunities even in the remotest parts of the country. Priya is leading a state-of-the-art animal welfare project – The Animal Care Organization (TACO) of Vedanta. This project will bring leading academicians, veterinarians and communities together to create a holistic ecosystem for animal care in India. She is also the founder of YODA – an animal welfare organization. She has experience in public relations with Ogilvy & Mather and in Rediffusion Y&R. She is also a director of Anil Agarwal Foundation. She is the daughter of Anil Agarwal. The business address of Priya Agarwal is 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400099, India.

–
Upendra Kumar Sinha
is one of our Independent Directors and was appointed to our Board with effect from March 13, 2018. He has served as the Chairman of SEBI from February 2011 to March 2017. He was instrumental in bringing about key capital market reforms. Under his leadership, SEBI introduced significant regulatory amendments to the various acts enhancing corporate governance and disclosure norms. Prior to joining SEBI, he was the Chairman and Managing Director of UTI Asset Management Company Private Limited and has also worked for the Department of Economic Affairs under the Ministry of Finance, India. Mr. Upendra Kumar Sinha also serves as director on the boards of several companies including Havells India Limited, Housing Development Finance Corporation Limited, Aavishkaar Venture Management Services Private Limited, Cube Highways Fund Advisors Private Limited, SIS Limited (Formerly Security and Intelligence Services (India) Limited) and Member Advisory Board at Gaja Corporate Advisors Private Limited. He is also a member of the Army Group Insurance and member of Court of Governors at the Administrative Staff College of India, Hyderabad. The business address of Mr. Upendra Kumar Sinha is K 94, 2nd Floor, Hauz Khas Enclave, New Delhi - 110 016, India.

–
Akhilesh Joshi
is one of our Independent Directors and was appointed to our Board with effect from July 01, 2021. He completed his Bachelor’s in Mining from MBM Engineering College, Jodhpur and possesses Diploma from Paris School of Mines in Economic Evaluation of Mining Projects. Mr. Akhilesh Joshi has over 44 years of professional experience in mining and has Exemplary track record of nurturing world’s one of largest integrated zinc, lead and silver producing organization with high performance culture that brings out the best in employees to propel strategic and meticulous execution and deliver extraordinary results. He has served as Chief of Mining Operations at Rampura Agucha Mines and successfully executed Mine planning and production ramp up which positioned it to world’s number one zinc- lead mine for consecutive eight years since 2009. He was the CEO of Hindustan Zinc Limited from 2012 to 2015 and was also appointed as president of Global Zinc Business. He provided guidance to Gold Mines in Armenia during 2004 to 2006, engaged and worked closely with companies like SRK/AMC etc. for Benchmarking and Mining Methodology evaluations. He a senior executive of global repute with proven track record. He in his long global career had been recognized with numerous awards including Business Today CEO Award, HZL Gold Medal Award by Indian Institute of Metals. In 2012 he was also facilitated by then Hon’ble Finance Minister Pranab Mukherjee for his excellent contribution in Mining Sector. He is also a member of The Institution of Engineers (India), Mining Engineers Association of India (MEAI), Mining Geological & Metallurgical Institute of India (MGMI) and Indian Institute of Mineral Engineers (IIME). He is also the co-author of a book titled “Blast Design Theory and Practice” and had written various technical papers in relation to exploration and mining since 1995. Currently, he serves on the Boards of Hindustan Zinc Limited, Rajasthan State Mines & Minerals Ltd., Wolkem Industries Limited, Wolkem India Limited, Ferro Alloys Corporation Limited and FACOR Power Limited. The business address of Akhilesh Joshi is 54, Polo Ground, Udaipur – 313002, Rajasthan, India.

–
Sunil Duggal
was appointed as the Interim CEO of Vedanta Limited effective April 6, 2020, and subsequently CEO effective August 1, 2020, and Whole-Time Director effective April 25, 2021. Prior to that he was the CEO and Whole-time Director of Hindustan Zinc Limited (HZL), a subsidiary of the Company from year 2015 to July 2020.. He had been associated with HZL since 2010 as Executive Director and thereafter became the Chief Operating Officer in the year 2012 and Dy. CEO in 2014. He is a result oriented professional with over 37 years of experience of leading high-performance teams and more than 20+ years in leadership positions. He is known for his ability to calmly navigate through tough and challenging times, nurture and grow a business, evaluate opportunities and risks and successfully drive efficiency and productivity whilst reducing costs and inefficiencies and deliver innovative solutions to challenges. His thrust on adopting best-in-class
mining and smelting techniques,
state-of-the-art,
environment-friendly technologies and mechanisation, automation and digitalisation of operational activities has enhanced Vedanta’s industry leadership.. He has an Electrical Engineering degree from Thapar Institute of Engineering & Technology, Patiala. He is an Alumni of IMD, Lausanne - Switzerland and IIM, Kolkata and has worked in Ambuja Cement. He is serving as Vice Chairman – International Zinc Association and President – Indian Lead Zinc Development Association. Recently, he has been appointed as the Chair – Confederation of Indian Industry (CII) National Committee on Mining, Chair – FIMI Non-Ferrous Metals Committee, Co-Chair – FICCI Non-Ferrous Metals Committee -2018 and Chairman – Skill Council for Mining Sector, India. The business address of Mr. Sunil Duggal is
Core-6,
3
rd
Floor, Scope Complex, 7, Lodhi Road, New Delhi – 110 003, India.

Executive Officers

–
Sharad Kumar
Gargiya has been appointed as Chief Commercial Officer of Vedanta with effect from April 2020. He has been associated with Vedanta Group since October 1998 and has held key senior leadership roles as Chief financial Officer and Chief commercial officer across the group companies. He has been an integral part of the Vedanta group Executive committee and Group Management committee. He is member of the Group Ethics Committee since 2016 and an active member of Group insurance council for over 5 years. He is a versatile leader and has over 23 years of experience in leading high-performance teams, developing and executing strategic initiatives, driving business excellence, and cultural transformation. He has contributed significantly in unlocking the business value through his leadership and strategic roles at telecom cable, copper, aluminum and power business and zinc. He has a proven track record of adopting best-in-class
technologies and processes to increase efficiencies and optimize cost with a focus on building automation and digitalization of operational activities. The business address of Sharad Kumar Gargiya is Vedanta House, Nehru Road, Mumbai, Maharashtra, India.

–
Madhu Srivastava
was appointed as the Chief Human Resources Officer of Vedanta Group in December 2018. She has been associated with Vedanta group for more than eight years and in her earlier role, she was the Chief Human Resources Officer of Cairn-
-oil
and gas business for close to three years. During this time, she was also leading the Talent Acquisition and Diversity and Inclusion functions for Vedanta. Under her leadership, the Vedanta Group has put in place the right Human Resource policies, progressive and benchmarked people practices and frameworks for talent acquisition talent management, performance management, and rewards and recognition. She has 23 years of experience across human resource as well as sales, marketing and operations, spanning the Fast-Moving Consumer Goods (“FMCG”), telecom, Information Technology Enabled Service (“ITES”), Banking, financial services and insurance (“BFSI”) and natural resources industries. Madhu started her professional journey in 1999 with Godrej where she handled sales in Gujarat and Maharashtra and later moved to the Corporate Sales and Marketing role. Post working with companies like GE Capital and Reliance in operations and marketing profiles, she started her Human Resources journey in 2006 by joining Genpact as Assistant Vice President, Talent Acquisition where she led middle management hiring. She then went on to lead the recruitments for Citibank’s India operations as Vice President, Human Resource before joining Vedanta in 2012. Madhu has completed her Post Graduate Diploma in Management (“PGDM”) in marketing and sales, from the Indian Institute of Management, Ahmedabad. The business address of Madhu Srivastava is Core – 6, 3rd Floor, SCOPE Complex 7, Lodhi Road, New Delhi – 110003, India.

–
Ajay Goel
is the Acting Chief Financial Officer of the company effective October 22 ,2021. He was appointed as Deputy Chief Financial Officer of Vedanta Limited, effective March 23, 2021, based at Delhi. In this role, Ajay is responsible for Financial Planning and Analysis, Accounting and Consolidation, Controllership, Audit, Tax, Secretarial and Compliance and Risk management. He is driving business performance monitoring and reporting with focus on benchmarking and analytics. Ajay is a national rank holder both as Chartered Accountant and Company Secretary. He brings 22 years of rich experience in a variety of roles with global multinational companies like General Electric (GE), Nestle, Coca Cola and Diageo. The business address of Ajay Goel is Core – 6, 3rd Floor, SCOPE Complex 7, Lodhi Road, New Delhi – 110003, India.

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

–
Sandep Agarwal
was appointed as Head – Investor Relations for Vedanta on February 7, 2022. Sandep joined Vedanta from Tata Steel, where he was the Head of Group Investor Relations. Prior to that, he worked with organizations such as JSW Group, Crisil and TCS. At Vedanta, Sandep will work with the finance leadership and lead group IR team to enhance quality, depth, and diversity of our investor base. His strong financial and analytical skills, rich experience of capital market engagement and strong relationship with investor community will be of immense value as we strive to optimize value for our shareholders. Sandep is a qualified Chartered Accountant from the Institute of Chartered Accountants of India (ICAI). The business address of Sandep Agarwal is Vedanta House, Nehru Road, Mumbai, Maharashtra, India.

–
Rajinder Singh Ahuja
was appointed as Head – HSE&S, for Vedanta on July 20, 2021. Prior to being elevated to this role, he was Deputy
CEO-TSPL.
In this role, he is responsible for designing and driving the company’s HSE&S policies and initiatives with strong emphasis on ESG, advocacy, and governance, and in bringing onboard globally benchmarked best in-class
practices, through technology, automation, and digitization. He also works in partnership with our Business CEOs and IR/Communications teams to bring a strong Corporate HSE brand through communication with external and internal stakeholders. Rajinder has been associated with Vedanta since 2003 and has been instrumental in establishing benchmark level practices in HSE&S as HSE head of our zinc business. Rajinder holds a bachelor’s degree in electrical engineering from Maulana Azad College of Technology (NIT Bhopal). The business address of Rajinder Ahuja is Core – 6, 3rd Floor, SCOPE Complex 7, Lodhi Road, New Delhi – 110003, India.

–
Ritu Jhingon
is the Director-Communcations, PR and Branding, and
CEO-Nand
Ghar. She was elevated to this position on December 9, 2021. Previous to this she held various leadership roles in the communications and Nand Ghar functions. In her current leadership role, Ritu is responsible for positioning the organization, and maintaining continuous engagement with key stakeholders, and in devising internal and external campaigns and communication for the organization, and in leadership messaging across multiple platforms. In her larger role, she works towards driving and cultivating a brand image, and establishing Vedanta as a prominent philanthropic group. Ritu has over 30 years of industry experience and has prior work experience with Hindustan Times and Ogilvy. Ritu holds a Master of Business Administration Degree in Marketing and Advertising from Delhi University. She has been associated with Vedanta since 2010. The business address of Ritu Jhingon is Core – 6, 3rd Floor, SCOPE Complex 7, Lodhi Road, New Delhi – 110003, India.

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

–
Sanjeev Ghemawat
was appointed as the Vedanta General Counsel effective June 23, 2022. In this role, Sanjeev works alongside Legal Leaders, Counsels, and Advisors to create and drive value-based architecture, compliance, governance, litigation, and contracts management, leveraging technology, risk management, and policy advocacy. Sanjeev is a post-graduate in law from JNV University, a qualified Chartered Accountant, Cost Accountant, and a Chartered Secretary from India and the UK. He brings 30 years of rich experience across industries like manufacturing, cement, sugar, automobile, and real estate, and has worked with Dalmia, DLF, and JCB in the past. Sanjeev joined Vedanta from Dalmia Bharat Group, where he was the Executive Director, Group General Counsel, and Company Secretary. The business address of Sanjeev Ghemawat is Core – 6, 3rd Floor, SCOPE Complex, 7, Lodhi Road, New Delhi – 110003, India.

–
Leena Verenkar
was appointed as Head of Corporate Social responsibility (Vedanta) in October 2019. In addition to the current responsibilities, she also holds the charge as the Chief of Advocacy and Public relations and Head of Corporate Social responsibility for Sesa Iron Ore Business since 2015. Prior to this, she was Head of CSR of Iron Ore Goa since 2010. Leena started her career with our company in 1996, in the field of environment management and compliance and led the environment team for 12 years. She has more than 25 years of experience in environment management, community relations, advocacy and public relations. Leena holds master’s degree in microbiology from Goa University and in ecology and environment from Bhopal University, India. She has Fulbright Scholarship by US foundation in India and LEAD fellowship by Lead India. She is also recognized as Women Leader of the year by Economic Times and 100 most impactful CSR leaders (a global listing) by World CSR in 2017. Leena has been a recipient of Great Manager’s award in 2019. The business address of Leena Verenkar is Vedanta Limited, Sesa Goa Iron Ore, Sesa Ghor, 20 EDC Complex, Patto, Panjim,
Goa-
403001, India

–
Vineet Jaiswal
is the Deputy CEO – Center of Excellence of Vedanta, effective September 22, 2021. He joined the group in August 2021, as Chief Digital and Technology Officer. In this role, Vineet partners with Business CEOs and COE teams to establish a robust COE vertical across Vedanta, and in building synergies across businesses, with emphasis on improving the quality of performance in Vedanta, driving a culture of innovation, building focus on R&D, putting in place the best practices for Asset Optimization, and driving the transformation of our practices through digitization. Vineet brings 25 years of rich global experience and has worked with firms like General Electric, and JSW (Jindal Steel Works), in the past. He holds degrees in management (MBA), and Engineering (Bachelor of Technology – Mechanical Engineering), from Nagpur University. The business address of Vineet Jaiswal is Core – 6, 3rd Floor, SCOPE Complex, 7, Lodhi Road, New Delhi – 110003, India.

–
Phillip Campbell
has been an advisor, for Vedanta Asset Integrity, Centre of Excellence and Lanjigarh Expansion since January 2020. Phil joined Vedanta as the Director of Lanjigarh Refinery in January 2018 and he has over 40 years of experience within the mining industry. Previously, Phil was Vice President – Mine and Refinery Operations at Maaden, Saudi Arabia. Phil has held senior roles at Queensland Alumina Limited, UC Rusal and Alcoa across the Middle East, Australia, and Russia with responsibility for asset optimization and production management. Phillip has a master’s degree in Metallurgy from the University of Wollongong. The business address of Phillip Campbell is 7 Clive Street Bicton 6157 WA, Australia.

Other Significant Employees
Zinc India Business

–
Arun Misra
has been appointed as Chief Executive Officer, HZL effective August 1, 2020. Prior to this he held the position of Deputy Chief Executive Officer, HZL since joining the company on November 20, 2019. In his previous role, he was associated with TATA Steel Limited as Vice President of mining division. He has 34 years of rich and diverse experience in leading various strategic positions within TATA steel. Arun Misra has a bachelor’s degree in electrical engineering from IIT Kharagpur, a diploma in mining and beneficiation from University of New South Wales Sydney and a diploma in general management from CEDEP, France. Arun Misra has been elected as Chairman of International Zinc Association in January 2022, first ever Indian and Asian to be elected to this position. The business address of Arun Misra is Hindustan Zinc Limited, Yashad Bhawan, Udaipur- 313 004, Rajasthan, India.

–
Sandeep Modi
was appointed to the position of Interim Chief Financial Officer, Hindustan Zinc, effective September 30, 2021. Prior to this, he held the position of Deputy CFO, HZL. Sandeep has been associated with Vedanta group since 2004 and has 18 years of rich experience across our zinc, aluminum, and power businesses. Formerly to assuming various leadership positions, he drove key initiatives for the group’s Management Assurance function. In his numerous responsibilities, Sandeep has played a pivotal role in several key achievements at Vedanta, such as power debtor realization, long-term re-financing,
cost control, tax planning as well as the implementation of various best practices across domains such as Commercial, Projects, Internal Audit, and Risk Management. Sandeep is qualified Rank holder Chartered Accountant from the Institute of Chartered Accountants of India (ICAI) and holds a Master of Commerce degree from Jai Narayan Vyas University, Jodhpur. The business address of Sandeep Modi is Hindustan Zinc Limited, Yashad Bhawan, Udaipur- 313 004, Rajasthan, India.

Zinc International Business

–
Pushpender Singla
is the executive director and business CFO at Vedanta Zinc International. He was appointed as the Chief Financial Officer (“CFO”) of Vedanta Zinc international and CMT Australia Business on October 1, 2016. He was earlier appointed as the Deputy Chief Financial Officer of Vedanta Zinc international and CMT Business in November 2015. He has over 15 years of experience in the mining and metal industry across India, Australia and Africa and served aluminum, power, copper, and zinc business in Group. He joined the Group in February 2007. During his tenure within the Group, he has handled various functions including project finance, treasury, trade finance, business and financial control, commercial, marketing, legal, information technology and advocacy. He is Director of Vedanta companies in Africa, Australia and Ireland including Black Mountain Mining Pty Ltd. He is Director of Vedanta companies in Africa, Australia and Ireland including Black Mountain Mining Pty Ltd. He is Director of, Vedanta Lisheen Holding Ltd, Killoran Lisheen Finance Limited, THL Zinc Namibia Holding (Pty) Ltd and Skorpion Zinc (Pty) Limited. He was Chairman as well as Director of International Zinc Association, Africa before it merged with IZA Global. He also represents as a Treasurer of CII Indian Business Forum (South Africa), an India South Africa Industry Body. Pushpender Singla has a bachelor’s degree in commerce from Maharaja Ganga Singh University, Bikaner, Rajasthan and is an associate member of the Institute of Chartered Accountant of India and South Africa Institute of Chartered Accountants (“SAICA”). The business address of Pushpender Singla is Vedanta Zinc International, 2 Maude Street, 11th Floor, The Forum Building, Sandton, 2196, South Africa.

Oil and Gas Business

–
Prachur Sah
joined Vedanta as Director - New Ventures and Reserves of Cairn from August 21, 2018, and was made Deputy Chief Executive Officer of Cairn Oil & Gas on October 19, 2020. He has since played a key role towards realizing Cairn’s broader vision and is responsible for unlocking value through monetization of our new Exploration Blocks under OALP. Prior to joining Vedanta, Prachur had 19 years of rich and diverse experience at Schlumberger and has worked across geographies including Houston, South America, UAE and India. At Schlumberger, he held various roles in Operations, Transformation and Business Development, and left Schlumberger as the Managing Director for India, Bangladesh and Sri Lanka. He holds a bachelor’s degree in Electrical and Electronics from IIT – Mumbai and a master’s degree in Oil and Gas Management from Heriot Watt University, Edinburgh. The business address of Prachur Sah is ASF Center, Tower A,
362-363,
Jwala Mill Road, Phase IV, Udyog Vihar, Gurugram, Haryana 122016, India.

–
Hitesh Vaid
was appointed as Chief Financial Officer – Cairn Oil and Gas on February 24, 2022. As part of Oil and Gas leadership team, Hitesh Vaid plays a critical role in business partnering and realizing the full business potential through business delivery, focusing on financial achievement through cost optimization and control, process efficiency improvement, capex planning, cash management and financial accounting and reporting. Hitesh is a graduate in Commerce from Shri Ram College of Commerce (“SRCC”), Delhi University and qualified as Chartered Accountant from The Institute of Chartered Accountants of India. He brings in 17 years of work experience in the Oil & gas Business. Prior to joining Cairn in 2007, Hitesh worked with Bharat Petroleum Corporation Limited for 4 years as part of the Management Reporting team. The business address of Hitesh Vaid is ASF Center, Tower A,
362-363,
Jwala Mill Road, Phase IV, Udyog Vihar, Gurugram, Haryana 122016, India.

Iron Ore and Steel Business

–
Sauvick Mazumdar
is holding the position of Chief Executive Officer of Iron and Steel Business on May 1, 2021. Before this, he was Chief Executive Officer – Sesa Goa, to which he was appointed on July 12, 2019. Sauvick joined the organization in the year 1994 and is a home-grown leader who rose to the ranks from a GET to CEO. He is a well-seasoned executive with 27+ years of extensive experience, having built a solid reputation for achieving business growth through strategic direction, diverse perspectives, and positive leadership. He is presently responsible for the overall operations and expansion projects of the Iron Ore and Ferro Alloys business within India — Goa and Karnataka along with Value Added Business (pig iron, met coke, and power), Jharkhand, Bellary, overseas projects at Liberia and Ferro Alloys business at FACOR in Odisha. Sauvick has a B. Tech degree in mining engineering from NIT Surathkal and a First-Class Mines Manager’s Certificate of Competency from DGMS, GoI, Dhanbad. The business address of Sauvick Mazumdar is Vedanta Limited, Sesa Goa Iron Ore, Sesa Ghor, 20 EDC Complex, Patto, Panjim, Goa- 403001, India.

–
Navin Kumar Jaju
was appointed as the Chief Financial Officer - Iron and Steel Sector in September 2021. Prior to this, he was appointed to the position of Chief Financial Officer - Iron Ore Business in April 2020. He joined Vedanta in March 2005. Navin Kumar Jaju has over 15 years of experience in Finance, Accountancy, Audit, Taxation, Treasury and Corporate Governance. In his current role as a Chief Financial Officer, he oversees the Finance, Information Technology and Secretarial functions of the iron and steel sector. Prior to joining the iron and steel sector business of Vedanta, Navin Kumar Jaju has worked in our Group Companies like HZL and BALCO and Corporate Office in various roles. He is a B. Com graduate from St. Xavier’s College and a Chartered Accountant from the Institute of Chartered Accountants of India. The business address of Navin Jaju is Vedanta Limited, Sesa Goa Iron Ore, Sesa Ghor, 20 EDC Complex, Patto, Panjim,
Goa-
403001, India.

–
Navanath Vhatte
has been appointed as Chief Executive Officer and Whole Time Director of ESL Steel Limited w.e.f. May 10, 2021. Mr. Vhatte is associated with Vedanta since 1993 and has held various senior management positions. Prior to moving ESL as
CEO-ESL
Steel Limited, he was heading the Value Addition Business (VAB) of VEDL. In this role, he was responsible for the growth of the VAB along with Plant Operations, Sales of Pig Iron, Met Coke and Power. His leadership and strategic approach have helped VAB to become the largest merchant pig iron producer in India at the lowest cost among peer groups. Mr. Vhatte championed the successful expansion of Pig Iron, Met Coke and Power Plant raising the unit capacity to 800 K Mt of Pig Iron. Previously, he has worked with Kalyani Steels, Pune for 8.5 years as a Project and Maintenance Engineer. He brings with him more than 37 years of experience in the Pig Iron, Metallurgical Coke, Waste Heat based Power Plant and Steel Industry. Mr. Vhatte holds Diploma in Electrical Engineering (DEE) from Government Polytechnic Maharashtra, and Graduation in Elect. Engineering (AMIE)from Institute of Engineers and MBA in Finance from IGNOU. The business address of Mr. Vhatte is ESL Steel Limited (Formerly known as Electrosteel Steels Limited) Vill. Siyaljori, Post - Jogidih, O.P. - Bangaria, P.S. - Chandankyari, Bokaro - 828303, Jharkhand.

Copper Business

–
Puneet Khurana
was appointed as the Deputy CEO of our copper operations (Fujairah and Silvassa) on August 6, 2021. In his role he is responsible for an overall $125 million bottom line. He has been associated with Vedanta since 2006 and has been instrumental in driving an increase in sales, NEP, cash flow, and cost reduction, through various roles in Vedanta group companies such as Sterlite Industries, Cairn Oil and Gas, and Fujairah Gold where he has held different profiles in sales, marketing and supply chain management. Puneet has a Masters of Business Administration (MBA) from ICFAI Business School Hyderabad, and a Bachelors of Technology (B.Tech) in Computer Science and Engineering from AKG Engineering College, Ghaziabad. The business address of Puneet Khurana is PO Box 3992, Fujairah Free zone-2
Fujairah, UAE.

–
Anand Soni
has been appointed as the Chief Financial Officer of our copper operations in Tuticorin and Silvassa in June 2020. He has 18 years of post-qualification experience and joined Vedanta group in May 2002. He has handled various business roles in the Group including general management positions in finance verticals at Vedanta’s Aluminum and power division and Konkola Copper Mines Plc, Zambia before moving to our copper business. Anand has a bachelor’s degree in commerce from the University of Rajasthan and is an associate member of the Institute of Chartered Accountants of India and the Institute of Company Secretaries of India. The business address of Anand Soni is SIPCOT, Industrial Complex, Madurai Bypass Road, Thoothukudi, Tamil Nadu- 628002, India.

Power Business

–
Vibhav Agarwal
was appointed as Chief Executive Officer of Power effective June 14, 2022. As our power business TSPL, Vibhav plays a pivotal role in strengthening TSPL as a world class asset and in unlocking the full potential of the business. In addition, Vibhav also drives Vedanta’s vision of expanding the power generation footprint to renewable energy projects spanning solar, wind, hydel, nuclear, and futuristic technologies like hydrogen cell. He will be responsible and will partner with businesses for increasing the overall effectiveness of power plants and will manage internal and external stakeholders for smooth implementation of expansion plans. Vibhav has completed his engineering in electrical and electronics from NIT Warangal, and PGDIM from NITIE Mumbai in 2003. He brings over 20 years of reach leadership experience in Energy and Infrastructure Sectors. Vibhav joins Vedanta from Rattan India Power Ltd, where he was the Managing Director, and earlier worked with Reliance Power, ABB, and Kirloskar Electric Ltd.

–
Swapnesh Bansal
has been appointed as the Chief Financial Officer of Talwandi Sabo Power Ltd. in May 2020. He has 17 years of post-qualification experience and joined Vedanta group in Feburary 2005. He has handled various business roles in the Group including general management positions in finance verticals at Vedanta’s Aluminum and power division and corporate office before moving to our power business. Swapnesh has a bachelor’s degree in commerce from the Devi Ahilya University Indore and is an associate member of the Institute of Chartered Accountants of India. The business address of Swapnesh Bansal is Village Banawala, Mansa - Talwandi Sabo Road, Distt. Mansa, Punjab - 151302, India.

Aluminum Business

–
Rahul Sharma
joined the Vedanta Group in 1998 and is the deputy Chief Executive Officer of Aluminum Business since November 24, 2020, Prior to this role, he worked as Chief Executive Officer (Acting) of Alumina Business from April 2019 and as Director of Corporate Strategy (Aluminum and Power). Rahul Sharma has diversified experience of over 25 years and has held leadership positions at Vedanta Limited and Sterlite Technologies Limited. Prior to joining Vedanta, he was Chief Marketing Officer (Domestic and International) and Business Head of System Integration Business at Sterlite Technologies Limited. He is one of the principal figures of India’s Metal and Mining industry and has been playing and has been playing a significant role in driving various policies and creating a strategic framework for numerous government reforms for development of exploration, mining and non-ferrous
metal sector in the country in the most sustainable manner. Rahul is also the office bearer of various eminent industry associations, including the current President of Aluminum Association of India (AAI), Chairman of Indian Captive Power Producers Association (“ICPPA”), and
Co-Chair
of FICCI’s Mining Committee. For his exemplary leadership he has been conferred with various awards and accolades including People’s CEO of the year award 2020 and `Business Leader of the year award at International Conference on
Non-Ferrous
Metals-2017 for his contribution to India’s Metal and Mining industry. Rahul is an alumnus of IIM Ahmedabad Executive General Management program, has an MBA in Marketing and a B.E. in Electronics and Communication The business address of Rahul Sharma is Core – 6, 3rd Floor, SCOPE Complex, 7, Lodhi Road, New Delhi – 110003, India.

–
Abhijit Pati
was appointed as Chief Executive Officer and Whole Time Director of Bharat Aluminum Company Limited (Balco). on July 25, 2019, prior to which he was CEO of our Aluminum business, Jharsuguda from March 2015. Earlier he was the president and Chief Operating Officer of our aluminum and power business at Odisha since April 2012. He has over 32 years of experience in aluminum industry. Prior to joining us, he was the vice president with Hindalco Industries Limited. He started his career as a budding engineer with Indian Aluminum Company in the year 1989. He was awarded with the ‘Exceptional Contributor Award’ from the Aditya Birla Group Chairman, Mr. Kumar Mangalam Birla for significant contribution to turn around Hirakud Aluminum Smelter in the year 2006 and won the prestigious British Sword of Honor for the Hirakud Smelter in the year 1999. He is a member of the Bureau of Energy Efficiency under Ministry of Power, GoI. He is also holding the position of Vice President in Aluminum Association of India and member of Governing body. He is two times gold medalist from prestigious institutes like Calcutta University and International Management Institute, New Delhi. Abhijit Pati has a first-class honours bachelor’s degree in chemical engineering from Calcutta University and a master’s in business administration from International Management Institute, New Delhi. Mr. Pati’s contribution to the aluminum industry has been recognized and held in high esteem by several industrial and academic institutions of India. He was felicitated with various prestigious awards for his significant contribution as a frontline leader in the turnaround and growth of several aluminum production centres of the country. The business address of Abhijit Pati is CEO Office, Ist Floor, Comprehensive Building, Bharat Aluminum Company Limited (BALCO), Korba, Chhattisgarh 495684.

–
Sunil Gupta
was appointed as the Chief Executive Officer of Jharsuguda, effective January 31,2022. In this role, Sunil has a critical responsibility in providing leadership for the aluminum business at Jharsuguda, with strong focus on HSE, ESG, volume, cost, organization, talent, and technology, to bring in the best in-class
practices for the organization. Sunil brings over 27 years of rich experience from the cement industry, and has worked extensively in operations, project implementation, strategic planning, and the execution of various critical projects at and ACC and KJS Cements. He holds a Bachelor of Technology (B. Tech) degree in electrical engineering from Government Engineering College, Ujjain, Madhya Pradesh.

–
Gobinda Gopal Pal
is Dy. Chief Executive Officer of our Alumina business- Lanjigarh since April 2021. He had joined Vedanta in 2011 as Head- Pot Line of Vedanta Limited, Jharsuguda. He has a rich experience of 34 years in Aluminum Industry and played a pivotal role in various O&M Vertical (Aluminum Business), Senior management Profiles. He has also worked for companies like National Aluminum Company, MOZAL Aluminum, Bharat Aluminum Company (BALCO). He has a bachelor’s degree as
“BE-Metallurgy”
from REC, Durgapur. The business address of Gobinda Gopal Pal is Vedanta Limited, Lanjigarh, Project Office, District -Kalahandi, Odisha- 766027, India.

–
Anup Agarwal
was appointed as Chief Financial Officer of our aluminum business in September 2021. He was formerly associated with the organization till April 2021, and last held the position of Senior Vice President of Corporate Finance, a role he was appointed to in March 2018. Prior to this, he was the Chief Financial Officer of our copper operations in Tuticorin and Silvassa since January 2015. He has more than 22 years of post-qualification experience in the manufacturing industry and joined Vedanta group in 2002. He has handled various roles in our Group including leadership positions in finance verticals at BALCO, Jharsuguda and Talwandi Sabo Power Limited before moving to our copper operations in Tuticorin and Silvassa. Anup Agarwal is a Bachelor of Commerce from S. P. Mahavidyalaya, Bijainagar, Rajasthan, a member of the Institute of Chartered Accountants of India and the Institute of Cost and Works Accountants of India. The business address of Anup Agarwal is Core – 6, 3rd Floor, SCOPE Complex 7, Lodhi Road, New Delhi – 110003, India.

None of our directors, other executive officers and significant employees are elected or appointed under any arrangement or understanding with any major shareholder, customer, supplier or otherwise.
B. Compensation
Compensation of Executive Directors, Executive Officers and Significant Employees
The aggregate compensation we paid our executive directors, executive officers, and significant employees for fiscal year 2022 was
₹
 1,333.98 million ($17.55 million), which includes
₹
 1,144.27 million ($ 15.05 million) paid towards salary, bonuses, allowances, and other cash payments,
₹
 132.9 million ($ 1.75 million) paid and payable for the fair value of share options and cash-based units granted to our executive directors, executive officers, and significant employees and
₹
 56.81 million ($ 0.75 million) paid towards benefits such as contributions to the provident fund and superannuation fund. The total compensation paid to our most highly compensated executive director, executive officer, or significant employees during fiscal year 2022 was
₹
 194.88 million ($ 2.56 million) of which
₹
 188.71 million ($ 2.48 million) constituted salary, bonuses, allowances, and perquisites, and
₹
 6.17 million ($ 0.08 million) was contribution to provident and superannuation funds.

The following table sets forth the compensation paid to our executive directors, executive officers, and significant employees in fiscal year 2022 where the disclosure of compensation is required on an individual basis in India or is otherwise publicly disclosed by us:
(
₹
and $ in millions)

Name	Salary, Bonuses, Allowances, and Perquisites	FV of Share Options Granted	Contribution to Provident Fund and Superannuation Fund	Total ( ₹ )	Total ($)
Navin Agarwal (1)	188.71	0.00	6.17	194.88	2.56
Sunil Duggal	106.43	17.51	2.82	126.76	1.69
GR. Arun Kumar (2)	22.48	3.84	3.42	29.74	0.39
Madhu Srivastava	30.73	4.78	1.06	36.57	0.48
Dilip Golani	35.28	2.94	1.19	39.41	0.52
Anup Agarwal (3)	10.91	2.08	0.39	13.38	0.18
Sharad Kumar Gargiya	18.76	3.32	0.85	22.93	0.30
Dhiraj Nayyar	11.83	2.20	0.41	14.44	0.19
Leena Verenkar	7.75	1.32	1.11	10.18	0.13
Andrew Lewin (4)	16.91	0.00	0.31	17.22	0.23
Arun Misra	63.18	8.31	2.53	74.02	0.97
Swayam Saurabh (5)	6.72	1.33	0.07	8.12	0.11
Navin Jaju	13.22	2.53	2.05	17.8	0.23
Pushpender Singla	34.35	3.35	0.00	37.7	0.50
Ajay Kapur (6)	47.23	6.18	7.02	60.43	0.79
Abhijit Pati	56.80	5.76	1.90	64.46	0.85
Vikas Sharma	27.94	4.90	1.19	34.03	0.45
Rahul Sharma	20.80	6.17	1.89	28.86	0.38
Mahesh Iyer	8.02	1.28	0.94	10.24	0.13
Pankaj Kumar (7)	8.40	2.67	0.66	11.73	0.15
Anand Soni	13.07	2.20	0.37	15.64	0.21
Pankaj Malhan (8)	1.22	0.78	0.00	2.00	0.03
Sauvick Mazumdar	27.15	4.82	3.96	35.93	0.47
Laxman Shekhawat	37.73	6.15	0.00	43.88	0.58
Prachur Sah	34.31	7.11	0.75	42.17	0.55
Anand Laxshmivarahan R	8.99	1.25	0.24	10.48	0.14
Ajay Goel	24.89	2.06	2.85	29.8	0.39
Varun Kapoor	10.36	1.24	0.81	12.41	0.16
Vikash Jain	22.80	3.21	0.75	26.76	0.35
Hitesh Vaid	14.62	2.62	0.75	17.99	0.24
Navanath Vhatte	13.24	2.93	1.01	17.18	0.23
Sonam Donkar	14.27	1.73	0.89	16.89	0.22
Puneet Khurana	12.55	1.83	0.12	14.5	0.19
Vinaya Jain (9)	9.82	0.00	0.48	10.3	0.14
Gobinda Gopal Pal	23.06	4.19	1.02	28.27	0.37
Chhavi Nath Singh (10)	13.10	1.36	0.00	14.46	0.19
Swapnesh Bansal	12.25	1.80	0.57	14.62	0.19
Sandep Agarwal (11)	1.10	0.00	0.20	1.3	0.02
Sunil Gupta (12)	2.48	0.00	0.12	2.6	0.03
Vineet Jaiswal (13)	9.33	0.44	0.52	10.29	0.14
Phil Campbell	35.23	0.00	0.00	35.23	0.46
Rajinder Singh Ahuja (14)	9.95	1.82	0.59	12.36	0.16
Ritu Jhingon (15)	13.75	1.07	0.75	15.57	0.20
Sandeep Modi (16)	16.11	2.83	0.83	19.77	0.26
Deepak Prasad (17)	26.44	0.99	3.25	30.68	0.40

Total	1,144.27	132.9	56.81	1,333.98	17.55

1.
During the fiscal year 2022, sitting fees and commission paid to Navin Agrawal from HZL was
₹
0.47 million and
₹
2.9 million respectively. In addition to the above, Navin Agarwal received remuneration from Vedanta Resources Limited amounting to
₹
8.5 million for fiscal year 2022, payment for cash plan awarded under Vedanta Resources LTIP in 2018 which vested on November 1, 2021 amounting to
₹
24.4 million and cash based units amounting to fair value of
₹
99 million under Vedanta Resources Limited Cash Based Plan/ Long Term Incentive Plan (“Vedanta CBP/ LTIP”).

2.	Mr G.R. Arun Kumar left the services of the Company on April 24, 2021.
3.	Mr Anup Agarwal re-joined the Company on September 20, 2021.
4.	Mr Andrew Lewin left the services of the Company on July 15, 2021.
5.	Mr Swayam Saurabh left the services of the Company on April 5, 2021.
6.	Mr Ajay Kapur left the services of the Company on October 31, 2021.
7.	Mr Pankaj Kumar left the services of the Company on August 27, 2021.

8.	Mr Pankaj Malhan left the services of the Group on April 21, 2021.
9.	Mr Vinaya Jain left the services of the Group on September 30, 2021.
10.	Mr Chhavi Nath Singh left the services of the Company on July 31, 2021.
11.	Mr Sandep Agarwal joined the Company on February 7, 2022.
12.	Mr Sunil Gupta joined the Company on February 1, 2022.
13.	Mr Vineet Jaiswal joined the Company on August 18, 2021.
14.	Mr Rajinder Singh Ahuja was elevated to KMP status during FY 2022 on his elevation to Group Head HSE, in July 2021.
15.	Ms Ritu Jhingon was elevated to KMP status during FY 2022 on her elevation to Group Head Corporate Communications and CEO Nand Ghar, in December 2021.
16.	Mr Sandeep Modi was elevated to KMP status during FY 2022 on his elevation to interim CFO HZL, in October 2021.
17.	Mr Deepak Prasad was elevated to Deputy CEO-VLJ in FY 2022, on Mr Chhavi Nath Singh’s super-annuation from the Group.
The aggregate compensation paid or payable to our
non-executive
directors for the fiscal year 2022 was
₹
 54.61 million ($ 0.72 million), which comprised
₹
 12.70 million ($ 0.17 million) in sitting fees and
₹
 41.91 million ($ 0.55 million) in commissions.
In December 2016, our Company introduced an Employee Stock Option Scheme by awarding our Company options to our selected employees. Under this scheme, the vesting of options is based on our Company’s performance as against our industry competitors and based on total shareholder return, for which the vesting percentage is determined over a three-year performance period from the date of grant. The stock options awarded under this scheme in 2016 got vested upon approval from Nomination and Remuneration Committee on January 31, 2020, where the Relative Total Shareholder Return (“TSR”) based vesting has been NIL.
In September 2017, the Employee Stock Option Scheme was launched with an additional performance condition of sustained EBITDA for which the vesting percentage is determined over a three-year financial year performance period, and was launched again, with similar performance conditions in November 2018. The stock options awarded under this scheme in 2017 got vested upon approval from Nomination and Remuneration Committee on November 6, 2020, where the Relative Total Shareholder Return (“TSR”) based vesting has been NIL and business performance (EBIDTA) based vesting varied across businesses between 0% to 42.5%.
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
In March 2021, a new employee stock option plan (ESOS 2020) was introduced. The Vedanta Limited ESOS 2020 shall vest in 31 months from the date of the grant based on business performance (Volume, Cost, NSR; EBITDA, FCF, ESG, Carbon Footprint, management discretion, and sustained individual performance over the three financial years falling within the performance period. As a global benchmark, we have introduced a 10% multiplier on account of zero fatalities and an additional multiplier on individual performance ratings to create differentiation at the time of vesting. These options will be awarded to employees under the Vedanta Limited ESOS with effect from March 31, 2021, for which the vesting condition will be the performance period of 31 months from March 31, 2021, to November 6, 2023.

–	Outstanding Awards or Options
As of March 31, 2022, our directors, executive officers and significant employees as a group held options under the Vedanta Limited Employee Stock Option Scheme to acquire an aggregate of 3,947,431 ordinary shares of Vedanta Limited representing approximately 0.11% of Vedanta Limited’s share capital. The awards are exercisable at the end of the three-year performance period commencing from the date of each grant at an exercise price of
₹
 1 per ordinary share. The awards expire six months after their date of vesting. For more information, see “
Vedanta Limited Employee Stock Option Scheme
.”

As of March 31, 2022, our executive officers and significant employees as a group held options under the Vedanta Conditional Cash Awards which is Vedanta’s Cash Based Plan to acquire an aggregate of 382,000 units converted to cash. The employees shall be eligible for the awards at the end of the three-year performance period commencing from the date of each grant. For more information, see “
Vedanta Limited Cash Based Plan
”.
As of March 31, 2022, our executive officers and significant employees as a group held options under the VRL Conditional Cash Awards which is Vedanta Resources Long Term Incentive Plan to acquire an aggregate of 1,799,466 units converted to cash. The employees shall be eligible for the awards at the end of the three-year performance period commencing from the date of each grant. The payment upon vesting will be made by VRL, UK. For more information, see “
Vedanta Resources Limited Cash Based Plan/ Long Term Incentive Plan
”.

–	Employee Benefit Plans
We maintain employee benefit plans in the formea of certain statutory and welfare schemes covering substantially all of our employees. As of March 31, 2021, and March 31, 2022, the total amount set aside by us to provide pension, retirement or similar benefits was
₹
 2,600 million and
₹
 2,590 million ($ 34 million), respectively.

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
₹
 1,460 million and
₹
 1,582 million ($ 21 million) to all these schemes in fiscal years 2021 and 2022, respectively.

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
₹
 1,739 million and
₹
 1,593 million ($ 21 million) as at the end of fiscal years 2021 and 2022, respectively.

–	Post-Retirement Medical Benefits
The scheme is framed with a view to provide medical benefits to the regular employees of BALCO and BMM and their spouses subsequent to their retirement on completion of tenure including retirement on medical grounds and voluntary retirement on contributory basis. This scheme is unfunded. Our liability for the post-retirement medical benefits was
₹
 861 million and
₹
 997 million ($ 13 million) as at the end of fiscal years 2021 and 2022, respectively.

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
We contributed an aggregate of
₹
 212 million and
₹
 275 million ($ 4 million) in both of schemes in fiscal years 2021 and 2022, respectively.

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
Contributions to such liability are charged to income in the year in which they accrue. Liability for the compensated absences was
₹
 1,661 million and
₹
 1,882 million ($ 25 million) as at the end of fiscal years 2021 and 2022, respectively.

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
The Vedanta Limited ESOS 2017 vested three years from the date of the grant based on the Group’s relative total shareholder return (TSR) performance against the peer group of resource companies, sustained EBITDA over the three financial years falling within the performance period and continued employment with the Company. These options will be awarded to employees under the Vedanta Limited ESOS with effect from September 1, 2017, for which the vesting condition will be the performance period of 36 months from September 1, 2017, to August 31, 2020.
On November 6, 2020, Nomination and Remuneration Committee of Vedanta Limited approved the vesting of options awarded in the said scheme granted on September 1, 2017, upon completion of performance period of three years. The TSR based vesting was NIL, business performance (EBIDTA) based vesting varied across businesses between 0% to 42.5%, while tenure-based vesting was executed basis sustained employment with the company and Vedanta good leaver policy. The total options which vested were 1,513,755.
The Vedanta Limited ESOS 2018 vested three years from the date of the grant based on the Company’s relative TSR performance against the peer group of resource companies, sustained EBITDA over the three financial years falling within the performance period and continued employment with the Group. These options will be awarded to employees under the Vedanta Limited ESOS with effect from November 1, 2018, for which the vesting condition will be the performance period of 36 months from November 1, 2018 to October 31, 2021.
On October 29, 2021, the Nomination and Remuneration Committee of Vedanta Limited approved the vesting of options awarded in the said scheme granted on November 1, 2018, upon completion of performance period of three years. The TSR based vesting was 27%, business performance (EBIDTA) based vesting varied across businesses between 0% to 10%, while tenure-based vesting was executed basis sustained employment with the company and Vedanta good leaver policy. The total options which vested were 3,002,287.
The Vedanta Limited ESOS 2019 shall vest three years from the date of the grant based on the Company’s relative TSR performance against the peer group of resource companies, sustained business performance (volume, cost, NSR and EBITDA depending on respective entities) and sustained individual performance over the three financial years falling within the performance period and continued employment with the Company. These options will be awarded to employees under the Vedanta Limited ESOS with effect from November 29, 2019, for which the vesting condition will be the performance period of 36 months from November 29, 2019, to November 28, 2022.
The Vedanta Limited ESOS 2020 shall vest 31 months from the date of the grant based on business performance (Volume, Cost NSR; EBITDA, FCF, ESG, Carbon Footprint), the performance achievement for each business, which will be evaluated against internal business plan and respective peer comparison on Volume, Cost and NSR, management discretion, and sustained individual performance over the three financial years falling within the performance period subject to continued employment with the company. As a global benchmark, we have introduced a 10% multiplier on account of zero fatalities and an additional multiplier on individual performance ratings to create differentiation at the time of vesting. These options will be awarded to employees under the Vedanta Limited ESOS with effect from March 31, 2021, for which the vesting condition will be the performance period of 31 months from March 31, 2021, to November 6, 2023.
The Vedanta Limited ESOS 2021 shall vest 36 months from the date of the grant based on business performance (Volume, Cost NSR; EBITDA, FCF, ESG, Carbon Footprint), the performance achievement for each business, which will be evaluated against internal business plan and respective peer comparison on Volume, Cost and NSR, management discretion, and sustained individual performance over the three financial years falling within the performance period subject to continued employment with the company. As a global benchmark, we have introduced a 10% multiplier on account of zero fatalities and an additional multiplier on individual performance ratings to create differentiation at the time of vesting. These options will be awarded to employees under the Vedanta Limited ESOS with effect from November 1, 2021, for which the vesting condition will be the performance period of 36 months from November 1, 2021 to November 1, 2024.

–	Vedanta Limited Cash Based Plan (“CBP”)
In fiscal year 2019, we introduced conditional cash awards under Employee Stock Option Scheme 2016 (ESOS 2016). These are notional units granted to employees and no shares/options issued, the performance conditions will be same as that in stock options granted in fiscal year 2019 i.e., TSR, continued employment with the Group and business performance based on EBITDA set against business plan for the year. The employee will be paid cash in lieu of units vested once the performance conditions are achieved and once the performance period is completed. These units will be awarded to employees under the CBP with effect from November 1, 2018, for which the vesting condition will be the performance period of 36 months from November 1, 2018 to October 31, 2021.
On October 29, 2021, the Nomination and Remuneration Committee of Vedanta Limited approved the vesting of options awarded in the Vedanta Limited ESOS 2018 scheme granted on November 1, 2018, upon completion of performance period of three years. The TSR based vesting was 27%, business performance (EBIDTA) based vesting varied across businesses between 0% to 10%, while tenure-based vesting was executed basis sustained employment with the company and Vedanta good leaver policy. As the Cash Based Plan was linked to ESOS, the applicable cash units 132,918 also vested.
In fiscal year 2020, the cash-based plan has been redesigned in line with Vedanta Limited ESOS 2019. These are notional units granted to employees and no shares/ options are issued, the performance conditions will be same as that in stock options granted in fiscal year 2020 i.e. Group’s relative TSR performance against the peer group of resource companies, sustained business performance (volume, cost, NSR and EBITDA depending on respective entities) and sustained individual performance over the three financial years falling within the performance period and continued employment with the Group. The employee will be paid cash in lieu of units vested once the performance conditions are achieved and once the performance period is completed. These options will be awarded to employees under the CBP with effect from November 29, 2019, for which the vesting condition will be the performance period of 36 months from November 29, 2019, to November 28, 2022.
In fiscal year 2021, the cash-based plan has been redesigned in line with Vedanta Limited ESOS 2020. These are notional units granted to employees and no shares/ options are issued, the performance conditions will be same as that in stock options granted in fiscal year 2021 i.e. they shall vest 31 months from the date of the grant based on the business performance (Volume, Cost NSR; EBITDA, FCF, ESG, Carbon Footprint), the performance achievement for each business will be evaluated against internal business plan and respective peer comparison on Volume, Cost and NSR, management discretion, and sustained individual performance over the three financial years falling within the performance period subject to continued employment with the organization. As a global benchmark, we have introduced a 10% multiplier on account of zero fatalities and an additional multiplier on individual performance ratings to create differentiation at the time of vesting. These options will be awarded to employees under the CBP with effect from March 31, 2021, for which the vesting condition will be the performance period of 31 months from March 31, 2021, to November 6, 2023.
In fiscal year 2022, the cash-based plan has been based in line with Vedanta Limited ESOS 2021. These are notional units granted to employees and no shares/ options are issued, the performance conditions will be same as that in stock options granted in fiscal year 2021 i.e. they shall vest 36 months from the date of the grant based on the business performance (Volume, Cost NSR; EBITDA, FCF, ESG, Carbon Footprint), the performance achievement for each business will be evaluated against internal business plan and respective peer comparison on Volume, Cost and NSR, management discretion, and sustained individual performance over the three financial years falling within the performance period subject to continued employment with the organization. As a global benchmark, we have introduced a 10% multiplier on account of zero fatalities and an additional multiplier on individual performance ratings to create differentiation at the time of vesting. These options will be awarded to employees under the CBP with effect from November 1, 2021, for which the vesting condition will be the performance period of 36 months from November 1, 2021, to November 1, 2024.

–	Vedanta Resources Limited Cash Based Plan/ Long Term Incentive Plan (“Vedanta CBP/ LTIP”)
In fiscal year 2019, Vedanta Resources introduced Conditional Cash Awards linked to Vedanta Limited. This plan is also known as Long Term Incentive Plan. These are notional units granted to employees and no shares/options are issued. The performance conditions will be same as that in stock options granted in fiscal year 2019, i.e., TSR of Vedanta Limited, continued employment with the Group and business performance based on EBITDA of Vedanta Limited set against business plan for the year. The employee will be paid cash in lieu of units vested as per the achievement of performance conditions upon completion of performance period. These options will be awarded to employees under the Vedanta CBP/ LTIP with effect from November 1, 2018, for which the vesting condition will be the performance period of 36 months from November 1, 2018, to October 31, 2021.
The granted units were linked to Vedanta Limited ESOS 2018, and 82,396 units vested on 1 November 2021 upon achievement of performance conditions.
In fiscal year 2020, the cash-based plan has been redesigned in line with Vedanta Limited ESOS 2019. These are notional units granted to employees and no shares/options are issued, the performance conditions will be same as that in stock options granted in fiscal year 2020 i.e. Group’s relative TSR performance against the peer group of resource companies, sustained business performance (volume, cost, NSR and EBITDA depending on respective entities of Vedanta Limited) and sustained individual performance over the three financial years falling within the performance period and continued employment with the Group. The employee will be paid cash in lieu of units vested once the performance conditions are achieved and once the performance period is completed. These options will be awarded to employees under the Vedanta CBP/ LTIP with effect from November 29, 2019, for which the vesting condition will be the performance period of 36 months from November 29, 2019, to November 28, 2022.
In fiscal year 2021, the cash-based plan has been redesigned in line with Vedanta Limited ESOS 2020. These are notional units granted to employees and no shares/options are issued, the performance conditions will be same as that in stock options granted in fiscal year 2021 i.e. they shall vest 31 months from the date of the grant based on the business performance (Volume, Cost NSR; EBITDA, FCF, ESG, Carbon Footprint), the performance achievement for each business which will be evaluated against internal business plan and respective peer comparison on Volume, Cost and NSR, management discretion, and sustained individual performance over the three financial years falling within the performance period subject to continued employment with the company. As a global benchmark, we have introduced a 10% multiplier on account of zero fatalities and an additional multiplier on individual performance ratings to create differentiation at the time of vesting. These options will be awarded to employees under the Vedanta CBP/ LTIP with effect from March 31, 2021, for which the vesting condition will be the performance period of 31 months from March 31, 2021, to November 6, 2023.

In fiscal year 2022, the cash-based plan is based on Vedanta Limited ESOS 2021. These are notional units granted to employees and no shares/options are issued, the performance conditions will be same as that in stock options granted in fiscal year 2021 i.e. they shall vest 36 months from the date of the grant based on the business performance (Volume, Cost NSR; EBITDA, FCF, ESG, Carbon Footprint), the performance achievement for each business which will be evaluated against internal business plan and respective peer comparison on Volume, Cost and NSR, management discretion, and sustained individual performance over the three financial years falling within the performance period subject to continued employment with the company. As a global benchmark, we have introduced a 10% multiplier on account of zero fatalities and an additional multiplier on individual performance ratings to create differentiation at the time of vesting. These options will be awarded to employees under the Vedanta CBP/ LTIP with effect from November 4, 2021, for which the vesting condition will be the performance period of 36 months from November 1, 2021, to November 1, 2024.
The following table summarizes, as of March 31, 2022, the options granted to our directors, executive officers, and significant employees under the Vedanta Limited ESOS Scheme:

Name	Grant Date November 29, 2019	Grant Date March 31, 2021	Grant Date November 4, 2021	Total
Sunil Duggal	181,970	177,778	166,000	525,748
Ajay Kapur	273,860	—	—	273,860
GR Arun Kumar	170,440	—	—	170,440
Sharad Gargiya	31,090	36,060	30,000	97,150
Dilip Golani	90,910	—	33,000	123,910
Abhijit Pati	89,910	53,333	39,000	182,243
Vikas Sharma	55,630	53,333	36,000	144,963
Anup Agarwal	55,330	—	31,000	86,330
Sauvick Mazumdar	58,790	42,222	51,000	152,012
Pankaj Kumar	49,110	31,111	—	80,221
Madhu Srivastava	59,050	43,481	47,000	149,531
Rahul Sharma	52,310	66,667	61,000	179,977
Arun Misra	68,760	88,889	85,000	242,649
Swayam Saurabh	58,760	—	—	58,760
Hitesh Vaid	20,750	28,889	26,000	75,639
Prachur Sah	69,160	77,778	61,000	207,938
Ajay Goel	—	20,000	39,000	59,000
Vikash Jain	41,500	31,111	26,300	98,911
Sonam Donkar	17,290	26,667	—	43,957
Anand Soni	22,630	22,986	19,700	65,316
Anand Laxshmivarahan R	13,840	18,752	—	32,592
Mahesh Iyer	17,290	17,778	—	35,068
Navin Jaju	26,280	24,444	26,300	77,024
Navanath Vhatte	30,610	31,111	25,000	86,721
Varun Kapoor	15,220	12,444	9,900	37,564
Gobinda Gopal Pal	48,570	42,222	36,000	126,792
Leena Verenkar	15,220	13,617	10,880	39,717
Dhiraj Nayyar	20,750	22,222	22,730	65,702
Laxman Shekhawat	55,330	—	—	55,330
Vineet Jaiswal	—	—	16,400	16,400
Sandeep Modi	27,670	28,889	28,000	84,559
Puneet Khurana	15,220	18,222	21,380	54,822
Rajinder Singh Ahuja	19,370	17,778	18,100	55,248
Swapnesh Bansal	18,780	17,695	18,100	54,575
Deepak Prasad	44,060	—	—	44,060
Pankaj Malhan	34,580	—	—	34,580
Ritu Jhingon	—	13,333	14,800	28,133
Total	1,870,040	1,078,812	998,590	3,947,442

(1)
The underlying shares shall vest three years from the date of grant (November 29, 2022), based on the TSR ranking, sustained business performance (volume, cost, NSR and EBITDA depending on respective entities) and sustained individual performance subject to continued employment in the organization as per the scheme. The options shall expire after six months from the date of vesting.

(2)
The underlying shares shall vest 31 months from the date of the grant (November 6, 2023), based on the business (Volume, Cost NSR; EBITDA, FCF, ESG, Carbon Footprint), management discretion, and sustained individual performance subject to continued employment in the organization as per the scheme. The options shall expire after six months from the date of vesting.

(3)
The underlying shares shall vest 36 months from the date of the grant, (November 4, 2024), based on the business (Volume, Cost NSR; EBITDA, FCF, ESG, Carbon Footprint), management discretion, and sustained individual performance subject to continued employment in the organization as per the scheme. The options shall expire after six months from the date of vesting.

(4)
The following table summarizes, as of March 31, 2022, the options granted to our directors, executive officers, and significant employees under the Vedanta Limited Conditional Cash Awards (CBP) and Vedanta Resources Limited Cash Based Plan/ Long Term Incentive Plan:

Name	Shares Underlying the CBP
	Grant date - November 29, 2019 (1)	Grant date - March 31, 2021 (2)	Grant date - November 4, 2021 (3)
Navin Agarwal (4)	513,260	412,444	351,000
Pushpender Singla	32,380	35,556	31,000
Laxman Shekhawat	—	55,556	—
Total	545,640	503,556	382,000

(1)
The underlying cash-based units shall vest three years from the date of grant (November 29, 2022), based on the TSR ranking, sustained business performance (volume, cost, NSR and EBITDA depending on respective entities) and sustained individual performance subject to continued employment in the organization as per the scheme.

(2)
The underlying cash-based units shall vest three years from the date of grant (November 6, 2023), based on the TSR ranking, sustained business performance (volume, cost, NSR and EBITDA depending on respective entities) and sustained individual performance subject to continued employment in the organization as per the scheme.

(3)
The underlying cash-based units shall vest three years from the date of grant (November 1, 2024), based on the business (Volume, Cost NSR; EBITDA, FCF, ESG, Carbon Footprint), management discretion, and sustained individual performance subject to continued employment in the organization as per the scheme.

(4)
Navin Agarwal has been awarded units under Vedanta Resources Limited Cash Based Plan/ Long Term Incentive Plan 2019, 2020 and 2021, the units will vest as per Vedanta Limited CBP 2019, 2020 and 2021. The payment upon vesting will be made from Vedanta Resources Limited, UK.

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
GR Arun Kumar was entitled to be paid a basic salary, house rent allowance, personal allowance, and retirement benefits, in addition to which he was eligible for performance incentives (based upon the scheme) to be determined by our Board and perquisites including medical and insurance reimbursement, club membership fees reimbursement and leave travel concessions for himself and his family. GR Arun Kumar was entitled to receive a bonus equal to 20.0% of his basic salary. GR Arun Kumar resigned from the position of Whole-Time Director and CFO with effect from close of business hours on April 24, 2021.
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
Composition of the Board
Our Board currently consists of eight directors. Four of our eight directors, namely, Padmini Sekhsaria, Dindayal Jalan, Upendra Kumar Sinha and Akhilesh Joshi satisfy the “independence” requirements of the NYSE rules. The following table provides a snapshot of the composition of the Board as of the date hereof.

Name	Date of current term	Expiration /Renewal of current term
Anil Agarwal (1)	April 01, 2020	—
Navin Agarwal (2)	August 01, 2018	July 31, 2023
Padmini Sekhsaria (3)	February 05, 2021	February 04, 2023
Dindayal Jalan (4)	April 01, 2021	March 31, 2023
Priya Agarwal (5)	May 17, 2020	May 16, 2023
Upendra Kumar Sinha (6)	August 11, 2021	August 10, 2024
Akhilesh Joshi (7)	July 01, 2021	June 30, 2024
Sunil Duggal (8)	April 25, 2021	July 31, 2023

(1)
Anil Agarwal was appointed as an Additional
Non-Executive
Director designated as Chairman with effect from April 01, 2020, which was approved by shareholders at the Annual General Meeting held on September 30, 2020.

(2)	Navin Agarwal was re-appointed as a Whole Time Director with effect from August 01, 2018, till July 31, 2023. He was re-designated as Executive Vice Chairman with effect from April 01, 2020.
(3)
Padmini Sekhsaria was appointed as a
Non-Executive
Independent Director effective from February 05, 2021, to February 04, 2023, which was approved by the shareholders in the Annual General Meeting of the company held on August 10, 2021.

(4)
Dindayal Jalan was appointed as a
Non-Executive
Independent Director effective from April 01, 2021, to March 31, 2023, which was approved by the shareholders in the Annual General Meeting of the company held on August 10, 2021

(5)
Priya Agarwal was appointed as
Non-Executive
Non – Independent Director with effect from May 17, 2017, for a period of 3 years till May 16, 2020. She was further re-appointed
for another term of 3 years effective from May 17, 2020, till May 16, 2023, which was approved by the shareholders at the Annual General Meeting held on September 30, 2020.

(6)
Upendra Kumar Sinha was appointed as a
Non-Executive
Independent Director for a term effective from March 13, 2018, till August 10, 2021. In June 2021, the Board of Directors, on recommendation of Nomination and Remuneration Committee of the Company, have considered and approved the re-appointment
of Upendra Kumar Sinha as
Non-Executive
Independent Director on the Board of the Company for a 2
nd
and final term of 3 years effective from August 11, 2021, to August 10, 2024, which was approved by the shareholders in the Annual General Meeting of the company held on August 10, 2021.

(7)
Akhilesh Joshi has been appointed as an Additional Director designated as
Non-Executive
Independent Director on the Board of the Company for a 1st term of one year effective July 01, 2021 till June 30, 2022, which was approved by the shareholders in the Annual General Meeting of the company held on August 10, 2021. The Board of Directors, on recommendation of Nomination and Remuneration Committee of the Company, on June 21, 2022, have considered and approved the re-appointment of Akhilesh Joshi as Non-Executive Independent Director on the Board of the Company for a 2
nd
and final term of 2 years effective from July 01, 2022, to June 30, 2024, subject to approval of the shareholders at the ensuing Annual General Meeting.

(8)
Sunil Duggal has been appointed as an Additional Director designated as Whole-Time Director and CEO and KMP of the Company effective from April 25, 2021, till July 31, 2023, which was approved by the shareholders in the Annual General Meeting of the company held on August 10, 2021.

Either we or the director may terminate the respective service contract upon 90 days’ notice to the other party or payment in lieu of the notice period. None of the service contracts provide for benefits upon termination of their employment.
The
Non-Executive
Directors serve as directors on our Board until their resignation or removal from office by a resolution of our shareholders, or upon cessation by virtue of the provision of law or upon incurring disqualification from being directors. Padmini Sekhsaria, Dindayal Jalan, Upendra Kumar Sinha, Akhilesh Joshi, Anil Agarwal and Priya Agarwal do not have any service contracts with the Company.
Committees of the Board
Our equity shares are currently listed and traded on the NSE and the BSE. In addition to compliance with the NYSE corporate governance rules applicable to us as a foreign private issuer, we maintain our corporate governance arrangements in accordance with the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI LODR Regulations”) and the Indian regulations as per the requirements of Companies Act, 2013. In particular, we have established an Audit and Risk Management Committee, a Nomination and Remuneration Committee, a Corporate Social Responsibility Committee, a Stakeholders’ Relationship Committee, an ESG Committee, a Committee of Directors and a Share and Debenture Transfer Committee in accordance with the Indian corporate governance requirements.
The composition and general responsibilities of each of these committees are described below.

➢	Audit and Risk Management Committee
During fiscal year 2022, the Audit and Risk Management Committee held 7 meetings.
As on March 31, 2022, the Audit and Risk Management Committee consisted of UK Sinha as the Chairperson, DD Jalan and Akhilesh Joshi as members.
Krishnamurthi Venkataramanan ceased to be the member of the Committee effective close of business hours of March 31, 2021, and accordingly, Dindayal Jalan was appointed as the member of the Committee effective April 1, 2021. Akhilesh Joshi was appointed as member of the Committee effective July 01, 2021.
Each of Upendra Kumar Sinha, Akhilesh Joshi and Dindayal Jalan satisfy the “independence” requirements of Rule
10A-3
of the Exchange Act and the NYSE rules. Dindayal Jalan is designated as our “audit committee financial expert”, within the requirements of the rules promulgated by the SEC relating to listed-company audit committees.
The key responsibilities of the Audit and Risk Management Committee includes monitoring and providing effective supervision of the financial reporting; reviewing the efficacy of the risk management systems; and maintaining robustness of internal financial controls and risk management frameworks including cyber security. The Committee works to fortify the adequacy and effectiveness of the Company’s legal, regulatory, and ethical compliance and governance programs while monitoring the qualifications, expertise, resources, and independence of both the internal and external auditors; and assessing the auditors’ performance and effectiveness each year
The principal duties and responsibilities of our Audit and Risk Management Committee are as follows:
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

•	Review of off-balance-sheet structures, if any;

•	Review of draft limited review/ audit reports and qualifications, if any, therein;

•	Discuss and Review the Form 20 F Filings.

Auditors

•	Appointment of statutory, internal, secretarial, cost and tax auditors, recommending their fees and reviewing their audit reports;

•	Review the independence of the statutory auditor and the provision of audit/non-audit services including audit/non-audit fees paid to the statutory auditor;

•	Independent meetings with statutory auditors.
Internal audit and Internal financial controls

•	Review of internal audit observations and monitoring the implementation of any corrective actions identified;

•	Reviewing the internal financial control framework;

•	Review of the performance of the internal audit function and internal audit plan;

•	Consideration of statutory audit findings and review of significant issues raised;

•	Reviewing related party transactions;

•	Management discussion and analysis of financial condition and results of operations.
Risk Management and Cyber Security

•	Review of the risk management framework, risk profile, significant risks, risk matrix and resulting action plans;

•	Review of the significant audit risks with the statutory auditor during interim review and year-end audit;

•	Oversight over the effective implementation of the risk management framework across various businesses;

•	Assurance of appropriate measures in the organisation to achieve prudent balance between risk and reward in both ongoing and new business activities;

•	Annual review of the risk appetite and risk management policy including cyber security procedures adopted in the Group;

•	Analytic validation and recommendation of necessary changes in the risk management policies and frameworks to the Audit Committee/Board, if any;

•	Evaluation of significant and critical risk exposures for assessing management’s action to mitigate or manage the exposures in a timely manner.
Governance

•	Reviewing minutes, summary reports of subsidiary company audit committees;

•	Reviewing intercorporate loans, advances, guarantees;

•	Reviewing ethics (whistle blower, sexual harassment, insider Trading) and statutory compliances;

•	Review of its own charter and processes;

•	Notices received from statutory authorities and the management’s response;

•	Regulatory updates;

•	Reviewing feedback from the Audit and Risk Management Committee’s performance evaluation.

➢	Nomination and Remuneration Committee
During fiscal year 2022, the Nomination and Remuneration Committee held 4 meetings.
As on March 31, 2022, the Committee comprised of Upendra Kumar Sinha as the Chairperson of the Committee and Dindayal Jalan and Anil Agarwal as members of the Committee. Navin Agarwal is a permanent invitee to this Committee.
Krishnamurthi Venkataramanan ceased to be the member of the Committee effective close of business hours of March 31, 2021 and accordingly, Dindayal Jalan was appointed as the member of the Committee effective April 01, 2021.
Mahendra Kumar Sharma ceased as the member of the Committee effective October 02, 2021.
Section 178 of the Companies Act, 2013 and SEBI LODR Regulations, requires a Nomination and Remuneration Committee to consist of three or more non-executive
directors out of which not less than one half of the members shall be Independent Directors, provided the Chairperson of the Company may be appointed as a member of the Nomination and Remuneration Committee but shall not chair such Committee.
Our Nomination and Remuneration Committee complies with this requirement which comprises of three members of which two members are Independent Directors and one is
Non-Executive
Director who is our
Non-Executive
Chairman of the Company. The chairperson of the Committee is a
Non-Executive
Independent Director.
The Nomination and Remuneration Committee is responsible for making recommendations to the Board on the structure, size, and composition of the Board, ensuring that the appropriate mix of skills, experience, diversity and independence is present on the Board for it to function effectively. The Nomination and Remuneration Committee also leads the process for new Board appointments, advises the Board on succession planning arrangements and oversees the development of management talent within the Group.

Another key objective of the Nomination and Remuneration Committee is to ensure that competitive and fair awards are linked to key deliverables and are also aligned with market practice and shareholders’ expectations. The Committee ensures that remuneration policies and practices are designed to attract, retain and motivate the Executive Directors and the senior management group, while focusing on the delivery of the Group’s strategic and business objectives. The Committee is also focused on aligning the interests of the Executive Directors and the senior management group with those of shareholders, to build a sustainable performance culture. When setting remuneration for the Executive Directors, the Committee takes into account the business performance, developments in the natural resources sector and, considering that the majority of the Group’s operations are based in India, similar information for high-performing Indian companies. The Committee also carries out the entire process of board evaluation.
The principal duties and responsibilities of the Nomination and Remuneration Committee are as follows
Board Composition and Nomination

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

Evaluation of the Board, its Committees and individual directors

•
To develop, subject to approval by the Board, a process for an annual self-evaluation of the performance of the Board, its committees and the individual directors in the governance of the Company and to coordinate and oversee this annual self-evaluation.

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
➢
Corporate Social Responsibility Committee
During fiscal year 2022, the Corporate Social Responsibility Committee held 3 meetings.
Section 135 of the Companies Act, 2013 along with Companies (Corporate Social Responsibility Policy) Rules, 2014, including any amendments thereof, mandates companies with revenue, net worth, or profitability beyond a prescribed limit to form a Corporate Social Responsibility Committee. This Committee should comprise of three or more directors with at least one of them being an independent Director. We comply with this requirement as three of our four members of the committee (all of whom are directors on the Board) are independent directors. As on March 31, 2022, the Committee comprised Akhilesh Joshi as the Chairperson of the Committee and UK Sinha, Priya Agarwal and Padmini Sekhsaria as members of the Committee. Mahendra Kumar Sharma ceased as a Chairperson effective October 2, 2021.
The principal duties and responsibilities of our Corporate Social Responsibility (CSR) Committee are as follows:
CSR Policy

•	Formulate and recommend to the Board the CSR policy indicating the activities to be undertaken;

•	Review the CSR policy and associated frameworks, processes and practices.
CSR Activities

•	Identify the areas of CSR activities and projects and to ensure that the Company is taking the appropriate measures to undertake and implement CSR projects successfully;

•	Assess the performance and impact of CSR activities of the Company;

•	Evaluate CSR communication plans;

•	Set path for implementation and monitoring mechanism and the progress stature to ensure achievement;

•	Ensure the value, ethics and principles are upheld in all its activities.
CSR Budget

•	Decide and recommend to the Board the amount of expenditure to be incurred on CSR activities;

•	Formulation of Annual Action Plan;

•	Evaluate and monitor expenditure towards CSR Activities in compliance with the Companies Act, 2013.

•	Evaluation of need and impact assessment for the projects undertaken by the Company.

➢	Stakeholders’ Relationship Committee
During fiscal year 2022, the Stakeholders’ Relationship Committee held 1 meeting.
As on March 31, 2022, the Stakeholders’ Relationship Committee comprised of Dindayal Jalan as the Chairperson of the Committee effecitve October 21, 2021, and Upendra Kumar Sinha, Padmini Sekhsaria and Sunil Duggal as the members.
Padmini Sekhsaria was inducted as a member effective April 1, 2021. Krishnamurthi Venkataramanan ceased to be the member of the Committee effective close of business hours of March 31, 2021, and accordingly, Dindayal Jalan was appointed as the member of the Committee effective April 1, 2021. GR Arun Kumar ceased to be the member of the Committee effective close of business hours of April 24, 2021, and accordingly, Sunil Duggal was appointed as the member of the Committee effective April 25, 2021.
All the three members of the Committee are Independent Directors, and one member is Whole TimeDirector.
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

•	Initiatives for registration of email addresses, permanent account numbers and bank mandates and demat of shares.

•	Review reports on shareholder satisfaction surveys, if any;

•	Oversight of the performance and services standards of various services being rendered of/by Registrars and Transfer Agents of the Company.

•	To frame Investor Relations Strategy, IR, perceptions, actively engaging and communicating with major shareholders of the Company
Shareholding Pattern

•	Review shareholding distribution;

•	Review movement in shareholding pattern;

•	Comparative details on demat and physical holding.

➢	ESG Committee (erstwhile Sustainability Committee)
During fiscal year 2022, the Sustainability Committee held 2 meetings.
As a Group, we have been at the forefront of sustainable practices and is leveraging new technologies to safeguard the environment and communities. Guided by the philosophy of ‘Zero Harm, Zero Waste, Zero Discharge’, Environmental, Social and Governance (ESG) practices are at the heart of Group’s operations which are focused on delivering sustainable and responsible growth thereby creating value for all stakeholders. We are committed to delivering sustainable and responsible growth, which creates value for both our shareholders and all our stakeholders. We proactively engage to incorporate sustainability in all our practices. We are committed to sustainability in our mining practices, energy conservation, recycling, proper treatment, and disposal of the waste, health & safety practices, wellbeing of our employees and development of our local communities.
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
In order to ensure more effective Board oversight on Environmental, Social and Governance (ESG) aspects, the Board, in its meeting held on July 26, 2021, approved the enhancement of scope of the erstwhile Sustainability Committee and upgraded it to ESG Committee with immediate effect.
During the year, Dindayal Jalan ceased as a member and Priya Agarwal was appointed as member effective October 21, 2021 and Sunil Duggal continued to be the member and Upendra Kumar Sinha continued to be the Chairperson of the Committee.
The duties and responsibilities of the Committee are:

•	Overseeing the Company’s ESG performance and ensuring adequacy of the Company’s sustainability framework in line with international standards and ESG rating parameters;

•	Advising the Board on sustainability/ESG policies and management systems, clearly setting out the commitments of the Company to manage matters of sustainable development effectively;

•	Ensuring effective implementation of governance, advocacy and public relation mechanisms and practices related to sustainability and ESG;

•	Outlining initiatives required to institutionalize a sustainability and ESG culture through involvement of the employees at all levels;

•	Evaluating emerging sustainability/ESG risks in terms of intensity and impact, in turn, guiding the management on reasonable avoidance of adversities likely to pose a threat to sustained growth;

•	Advising the Board to enable it to discharge its ESG responsibilities, having regard to the law and the expected international standards of sustainability and stakeholder governance.

➢	Internal Committees
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
as well.
As on March 31, 2022, there are two internal Board committees which are detailed below:
1)    Committee of Directors
The Committee of Directors (“COD”) supports the Board by considering, reviewing, and approving all borrowings, investments, finance, banking and treasury related proposals, within the overall limits approved by the Board from time to time. The COD enables seamless flow of procedures and assists the Board by catering to various routine requirements. The Committee meets as and when deemed necessary.
The Committee during the fiscal year 2022 met seven (7) times and the Committee comprised of Navin Agarwal and Sunil Duggal.
GR Arun Kumar ceased to be the member of the Committee effective close of business hours of April 24, 2021, and accordingly, Sunil Duggal was appointed as the member of the Committee effective April 25, 2021. DD Jalan was inducted as a member of the Committee effective July 06, 2022.
2)    Share and Debenture Transfer Committee
As on March 31, 2022, the Committee consisted of three members, Dindayal Jalan, Ajay Goel and Jagdeep Singh. During the fiscal year 2022, the Committee met one (1) time.
GR Arun Kumar and Anup Agarwal ceased to be the Chairperson and member of the Committee respectively effective close of business hours on April 24, 2021, and March 31, 2021, respectively.
Ajay Goel – Acting Chief Financial Officer and Dindayal Jalan,
Non-Executive
Independent Director have been appointed as the member and the Chairperson of the Committee effective April 1, 2021, and April 25, 2021, respectively.
The role of Share and Debenture Transfer Committee primarily includes the following:

•	Allotment of shares, debentures or any other securities;

•	Review and approval of transfer, transmission, deletion and transposition of shares, debentures or any other securities.
D. Employees
See “
Item 4 - Information on the Company - B. Business Overview - Our Business - Employees
.”

E. Share Ownership for Directors, Executive Officers and Significant Employees
The following table sets forth information with respect to the beneficial ownership of our equity shares as of July 15, 2022, by each of our directors, executive officers, and significant employees and all our directors, executive officers and significant employees as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Equity shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights. The amounts and percentages as of July 15, 2022, are based on an aggregate of 3,717,504,871 equity shares outstanding as of that date.

Name of the Beneficial owner	As of July 15, 2022
	Number		Percent
Anil Agarwal (2)	2,590,189,293	(1)	69.7%
Navin Agarwal	—		—
Priya Agarwal	—		—
Upendra Kumar Sinha	—		—
Padmini Sekhsaria	—		—
Dindayal Jalan	11,000		*
Akhilesh Joshi	200		*
Sunil Duggal	20,233		*
Sharad Kumar Gargiya	8,063		*
Madhu Srivastava	8,719		*
Dilip Golani	187		*
Ajay Goel	1,250		*
Dhiraj Nayyar	—		—
Leena Verenkar	6,541		*
Philip Campbell	—		—
Arun Misra	—		—
Pushpender Singla	900		*
Prachur Sah	—		—
Hitesh Vaid	10		*
Sauvick Mazumdar	—		—
Navin Kumar Jaju	7,763		*
Navanath Vhatte	4,783		*
Anand Soni	835		*
Abhijit Pati	15,923		*
Rahul Sharma	7,141		*
Gobinda Gopal Pal	16,894		*
Sandep Agarwal	—		—
Rajinder Singh Ahuja	13,106		*
Vineet Jaiswal	—		—
Ritu Jhingon	6,791		*
Sandeep Modi	7,666		*
Swapnesh Bansal	7,224		*
Sunil Gupta	—		—
Puneet Khurana	—		—
Anup Agarwal	1,575		*
All our directors, executive officers and significant employees as a group	2,590,336,097		69.7

*	Represents beneficial ownership of less than 1.0%.
(1)
Vedanta is the beneficial owner of 2,590,189,293 equity shares of the Company. See “
Item 7 – Major Shareholders and Related Party Transactions
” for further details on beneficial ownership of our equity shares.

(2)	Anil Agarwal is the protector and one of the beneficiaries of the Trust. Accordingly, Anil Agarwal is deemed to be a beneficial owner of securities that are beneficially owned by the Trust.

ITEM 7.	Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table sets forth information regarding beneficial ownership of our equity shares as of July 15, 2022 held by each person who is known to us to have 5.0% or more beneficial share ownership based on an aggregate of 3,717,199,039 equity shares outstanding as of that date which excludes 305,832 pending allotment as they are under dispute.

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

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned
Vedanta (1)	2,590,189,293	69.7%
Life Insurance Corporation of India	321,088,865	8.64%

1	Vedanta is the beneficial owner of 2,590,189,293 equity shares of the Company, consisting of:

•	1,724,805,858 equity shares held by Twin Star. This includes 24,823,177 ADS converted into 99,292,708 equity shares of Re.1/- each on August 11, 2020;

•	163,464,540 equity shares held by Finsider;

•	38,241,056 equity shares held by Welter Trading;

•	492,820,420 equity shares held by Vedanta Holdings Mauritius II Limited;

•	107,342,705 equity shares held by Vedanta Holdings Mauritius Limited; and

•	63,514,714 equity shares held by Vedanta Netherlands Investments B.V.
Vedanta is the majority shareholder of the Company. Vedanta was delisted from the official list of the London Stock Exchange on October 1, 2018 and was subsequently re-registered
as a private limited company as VRL.
Volcan and its wholly owned subsidiary i.e. Volcan Investments Cyprus Limited are the sole shareholders of Vedanta, which in turn is the sole shareholder of VRHL, which in turn is the sole shareholder of each of Twin Star and VRFL. VRFL is the sole shareholder of VRCL, which in turn is the sole shareholder of each of Welter Trading and Richter. Richter is the sole shareholder of Westglobe and the majority shareholder of Finsider. Vedanta Holdings Mauritius Limited is wholly owned by Vedanta Holdings Jersey Limited. Vedanta Holdings Mauritius II Limited is wholly owned by Finsider. Vedanta Netherlands Investments B.V. is wholly owned by Vedanta UK Investments Limited. Volcan is 100.0% beneficially owned and controlled by the Trust. Conclave is the trustee of the Trust and the sole registered shareholder of Volcan.
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

Type of Shares	As of March 31, 2020		As of March 31, 2021		As on March 31, 2022		As of July 15, 2022
	Number	Percent (%)	Number	Percent (%)	Number	Percent (%)	Number	Percent (%)
Equity shares (1)	1,863,458,132	50.13	1,863,458,132	50.13	2,590,189,293	69.7	2,590,189,293	69.7
Equity Shares (2)	236,693,725	6.37	236,693,725	6.37	321,087,865	8.64	321,088,865	8.64
Equity Shares (3)	186,896,030	5.03	—	—	—	—	—	—

(1)	Vedanta is the beneficial owner of equity shares.
(2)	Life Insurance Corporation Limited is the beneficial owner of equity shares.
(3)	As on March 31, 2020, ICICI Prudential Equity Arbitrage Fund is the beneficial owner of equity shares and held more than 5% however, as on March 31, 2021, it held less than 5%.
As of July 15, 2022, there were approximately 1,033,954 holders of our equity shares of which 808 shareholders have registered addresses in the US. As of the same date, there are Nil equity shares representing our ADSs. The said ADS of the Company have been delisted from NYSE effective close of trading on NYSE on November 8, 2021. This follows the filing done by the Company of Form 25 with Securities and Exchange Commission on October 29, 2021. As a consequence of the delisting becoming effective, termination of the Deposit Agreement under which the ADS were issued has also become effective close of trading on NYSE on November 8, 2021. See “
Item No.4 Information on the Company – A History and Development of our Company
”.
Each of our equity shares is entitled to one vote on all matters that require a vote of shareholders, and none of our shareholders has any contractual or other special voting rights.
B. Related Party Transactions
The following is a summary of the material transactions we have engaged with our controlling shareholder, Vedanta, and its subsidiaries and other related parties, including those where our management or we have a significant equity interest. In addition, the following contains a discussion of how we intend to handle conflicts of interest and allocations of business opportunities between us and our affiliates, directors and executive officers. For a further discussion of related party transactions, see “
Note 35 to our consolidated financial statements
” included elsewhere in this Annual Report.

Related Parties
(i) Volcan and the Agarwal Family
As of July 15, 2022, Volcan and its wholly owned subsidiary hold 100.0% of the share capital and 100.0% of the voting rights of Vedanta. Volcan is 100.0% beneficially owned and controlled by the Trust. Conclave is the trustee of the Trust and sole registered shareholder of Volcan, and consequently controls all voting and investment decisions of the Trust. Mr. Anil Agarwal, our Chairman and non-executive
director and the Executive Chairman of Vedanta, is the protector of the Trust and since October 16, 2014, is one of the beneficiaries of the Trust. While Vedanta was listed on the London Stock Exchange, Vedanta, Volcan, the Trust, Conclave and Mr. Anil Agarwal were previously parties to a relationship agreement which was intended to ensure that Volcan, as Vedanta’s controlling shareholder, complied with the independence provisions of the Financial Conduct Authority’s listing rules in the UK. This relationship agreement was automatically terminated on Vedanta’s delisting from the Official List of the London Stock Exchange.
(ii) Key Management Personnel
See “
Note 35: Related Party Transactions”
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
During the fiscal year 2021, the agreement was renewed between the parties and certain additional services were also agreed to be provided by VRL. In consideration of the services, the brand and strategic service fee was re-negotiated
at 2% of turnover of the Company. The agreement will be reviewed every three years for revision on such terms and conditions as may be agreed between the parties.
On January 27, 2022, Board of Directors passed a resolution to extend the Agreement with Vedanta for a further period of 15 years. However, it is also advised to review the rate under the agreement at the intervals of every three years.
For a further discussion of related party transactions, see “
Note 35: Related Party Transactions
” of Notes to the Consolidated Financial Statements.
(iii)
Loan balances outstanding from Sterlite Iron and Steel Company Limited
₹
 49 million and
₹
 49 million and Twin Star Holding Limited
₹
 748 million and
₹
 730 million as at March 31, 2020 and March 31, 2021, respectively, including accrued interest of
₹
 200 million has been provided for during the year ended March 31, 2021.
(iv) Twin Star Holding Limited and THL Zinc Limited
During fiscal year 2019, THL Zinc Limited entered into a loan agreement with Twin Star Holding Limited for $ 20 million at an interest rate of 2.25% per annum. The agreement was valid until February 2019. During the fiscal year 2020, the agreement was renewed with an increased rate of interest of 7.78% and was extended until October 2022. The loan is unsecured. During the year the entire outstanding amount of $ 40,000 along with interest accrued thereon was repaid. The outstanding balance as on March 31, 2022, was Nil.
(v) Structured investments purchased from Volcan Investments Limited
During the financial year ended March 31, 2019, as part of its cash management activities, CIHL purchased an economic interest in a structured investment for the equity shares of Anglo-American Plc (“AA Plc”), a company listed on the London Stock Exchange, from Volcan for a total consideration of
₹
 38,124 million (GBP 428 million, $ 541 million) determined based on an independent third-party valuation. In July 2019, the transaction was unwound, and the investments were redeemed for a total consideration of
₹
 44,847 million (GBP 519 million, $ 639 million), representing the actual price Volcan realised from selling the shares of AA Plc. CIHL was informed that the said realization was net of applicable transaction costs of
₹
 926 million (GBP 10 million, $ 12 million), which in January 2021, CIHL agreed to bear. Accordingly, this amount was recorded in the consolidated statements of profit and loss in the previous year ended March 31, 2021.

(vi) Vedanta Limited - oil and gas business’s PSC and Open Acreage Licensing Policy (“OALP”) guarantee to Government
VRL as a parent company, has provided financial and performance guarantee to GoI for erstwhile Cairn India group’s (“Cairn”) obligations under the PSC provided for onshore block
RJ-ON-90/1,
for making available financial resources equivalent to Cairn’s share for its obligations under the PSC, personnel and technical services in accordance with industry practices and any other resources in case Cairn is unable to fulfill its obligations under the PSC.
During the previous year ended March 31, 2021, the Board of Directors of the Company approved a consideration to be paid for this guarantee at an annual charge of 1.2% of net exploration and development spend, subject to a minimum annual fee of
₹
 379 million ($ 5 million), applicable from April 2020 onwards to be paid in ratio of participating interests held equally by the Company and its step-down subsidiary, CEHL.
Similarly, VRL has also provided financial and performance guarantee to GoI for the Company’s obligations under the RSC in respect of 51 Blocks awarded under the OALP by the GoI. During the previous year ended March 31, 2021, the Board of Directors of the Company approved a consideration to be paid for this guarantee consisting of one-time
charge of
₹
 1,897 million ($ 25 million), i.e., 2.5% of the total estimated cost of initial exploration phase of approx.
₹
 75,870 million ($ 1 billion) and an annual charge of 1% of spend, subject to a minimum fee of
₹
 759 million ($ 10 million) and maximum fee of
₹
 1,517 million ($ 20 million) per annum.
Accordingly, the Company has recorded a guaranteed commission expense of 1,332 and
₹
 1,470 million ($ 19 million) for the year ended March 31, 2021 and 2022 respectively and
₹
 1,610 and
₹
 1,260 million ($ 17 million) is outstanding as a
pre-payment
on March 31, 2021 and March 31, 2022 respectively.
(vii) Loans to parent companies
In June 2020, as part of its cash management activities, the Company through its overseas subsidiaries extended certain loans and guarantee facilities, for a period upto 12 months, to VRL and its subsidiaries (collectively “the VRL group”). Further, certain terms of the loan facilities were modified which resulted in substantial modification of the instruments. The guarantee was also extinguished. The difference in the fair value of the loan was debited to equity as a transaction with the shareholder. The provisions of IFRS 9 – ‘Financial Instruments’ as applicable for assets which are credit impaired on initial recognition were applicable to loans aggregating to
₹
 8,923 million (US$ 122 million) to one of the subsidiaries of VRL.
Thereafter, in March 2021, since the credit default swap rates had stabilised, the Group revised the interest rate to 9.6% using a level 2 valuation approach by applying the prevailing US Dollar treasury rates and the Company specific credit default swaps. The Group also benchmarked the said rate to the coupon rate on bonds issued to non-related
third parties by the VRL group during the same period. As per the accounting requirements of IFRS 9 – ‘Financial Instruments’ with respect to modification of loans, the net excess of loan amount over the present value of the modified contractual cash flows discounted at the original effective interest rate aggregating to
₹
 5,361 million ($ 73 million) is reflected in the statements of changes in equity and cash flow as a transaction with the shareholder.
During the year ended March 31, 2022, the VRL group repaid
₹
 16,227 million (US$ 214 million) of the aforesaid loans, along with interest thereon. Furthermore, during the year, the overseas subsidiaries of the Company, executed agreements with Twin Star Holdings Limited, “TSH”, to novate
₹
 22,761 million (US$ 300 million) due for repayment in June 2022 to another subsidiary of VRL, which is guaranteed by VRL, at a higher interest rate of 10.1% mainly reflecting the impact of novation. This transaction did not have any material impact on the financial results for the current period.
As on March 31, 2021, and March 31, 2022, loans having contractual value of
₹
 70,653 million and
₹
 56,827 million (US$ 749 million) were outstanding respectively from the VRL group.
(viii) Power Delivery Agreement
During March 2022, the Company and its subsidiary BALCO have executed Power Delivery Agreement (‘PDA’) with Serentica Renewables India 3 Private Limited (“Serentica 3”) and Serentica Renewables India 1 Private Limited (‘Serentica 1’), which are fellow subsidiaries created by Volcan Investments Limited for building renewable energy power projects (“the Projects”) of approximately 180 MW and 200 MW respectively, on a group captive basis. Under the terms of the PDA, the Company and BALCO are expected to infuse equity of approximately
₹
 2,300 million ($ 30 million) and
₹
 2,500 million ($ 33 million) for 26% stake in Serentica 3 and Serentica 1, respectively, for procuring renewable power over twenty five years from date of commissioning of the Projects. Subsequent to balance sheet date
₹
 1,440 million ($ 19 million) has been paid. No significant project-related activities have been carried out subsequent to signing of the PDA.
(ix) Conflicts of Interest and Allocations of Business Opportunities
From time to time, conflicts of interest have in the past and will in the future arise between us and our affiliates, including our controlling shareholder, Vedanta, and other companies controlled by Vedanta, our directors and our executive officers. See “
Item 3. Key Information - D. Risk Factors - Risks Relating to Our Relationship with Vedanta.
” With respect to transactions between us and our affiliates, directors and executive officers that involve conflicts of interests, we have in the past undertaken and will continue to undertake such transactions in compliance with the rules for interested or related party transactions of the NYSE, NSE and BSE.
As part of our listing with the NYSE, we were required to confirm to the NYSE that we will appropriately review and oversee related party transactions on an ongoing basis. These related party transactions include transactions between us and our controlling shareholder, Vedanta, and its affiliates. The NYSE reviews the public filings of its listed companies as to related party transactions. Under the rules of the NYSE, we are required to have an independent audit committee comprised entirely of independent directors. We have had an independent audit committee comprised entirely of independent directors since our ADSs offering in June 2007. One of the functions of the independent audit committee is to review any related party transactions by us or any of our subsidiaries or affiliates. In addition, under the rules of the NYSE, we are required to obtain shareholder approval for any issuance of our equity shares, or securities convertible into or exercisable for our equity shares, to any related party, except that such approval would not be required for sales of our equity shares to our controlling shareholder or its affiliates in an amount not to exceed 5.0% of the number of our equity shares outstanding prior to such issuance and at a price equal to or greater than the higher of the book or market value of our equity shares. The ADS of the Company have been delisted from NYSE effective close of trading on NYSE on November 8, 2021. As a consequence of the delisting becoming effective, termination of the Deposit Agreement under which the ADS were issued has also become effective close of trading on NYSE on November 8, 2021. This follows the filing done by the Company of Form 25 with Securities and Exchange Commission on October 29, 2021
.
See “
Item No.4 Information on the Company – A History and Development of our Company
”.

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
Refer Item No.10 Additional Information: “Related Party Transaction” with the amendments.
We also have used and will continue to use independent appraisers in appropriate circumstances to help determine the terms of related party transactions. We have had and will continue to have an audit committee comprised entirely of independent directors which is responsible for reviewing any related-party transaction by us or any of our subsidiaries or affiliates.
We are continually seeking to identify and pursue business opportunities. However, Vedanta, as our controlling shareholder, has the power to determine in its sole discretion what corporate opportunities we may pursue and whether to pursue a corporate opportunity itself or through one of its other subsidiaries, which may benefit such companies instead of us and which could be detrimental to our interests. See “
Item 3. Key Information—D. Risk Factors—Risks Relating to Our Relationship with Vedanta—Vedanta may decide to allocate business opportunities to other members of the Vedanta group instead of to us, which may have a material adverse effect on our business, results of operations, financial condition and prospects.
” Vedanta has in the past allocated and expects in the future to allocate corporate opportunities among itself and its various subsidiaries based on a number of factors, including the nature of the opportunity, the availability of funds at the relevant subsidiary to pursue the opportunity and which subsidiary it believes can most successfully take advantage of the opportunity.

ITEM 8.	FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
Please see “
Item
 18 – Financial Statements
” for a list of the financial statements filed as part of this Annual Report.
Legal Proceedings
Except as described below, there are no governmental, legal or arbitration proceedings (including any such proceedings, which are pending, or to our knowledge, threatened) which we believe could reasonably be expected to have a material adverse effect on our results of operations, cash flows or financial position. See – “
Note 33 to our consolidated financial statements
” included elsewhere in this Annual Report for more information.

–	Proceedings against the GoI which has disputed our exercise of the call option to purchase its remaining ownership interest in BALCO
There are certain proceedings that are currently ongoing with respect to the exercise of a call option to acquire the remaining shares of BALCO held by the GoI, in accordance with the terms of the shareholders’ agreement between the GoI and us. The amount claimed under this proceeding is presently unquantifiable. The arbitral tribunal formed under the directions of the High Court of Delhi pronounced an award on January 22, 2011. The award held certain clauses of the shareholders’ agreement to be void, ineffective and inoperative as being in violation of sub section (2) of Section 111A of the erstwhile Companies Act, 1956. We filed an application before the High Court of Delhi to set aside this award under Section 34 of the Arbitration and Conciliation Act, 1996. See “
Item 4 – Information on the Company - B. Business Overview - Our Business -
Call Options over
Shares
”
.

–	Proceedings by the GoI which has disputed our exercise of the call option to purchase its remaining ownership interest in HZL
Under the terms of the shareholders’ agreement between the GoI and Vedanta Limited, Vedanta Limited was granted two call options to acquire all the shares in HZL held by the GoI at the time of exercise. Vedanta Limited exercised the first call option on August 29, 2003. Arbitration is ongoing in relation to a dispute between the GoI and Vedanta Limited, with respect to Vedanta Limited’s exercise of its second call option to acquire the remaining shares in HZL held by the GoI, pursuant to the shareholders’ agreement between the parties. The GoI has refused to act upon the second call option, stating that Vedanta Limited’s second call option violates the provisions of the Indian Companies Act, 1956, by restricting the right of the GoI to transfer its shares. As on date, the next date of hearing by the arbitral tribunal has not been determined.

Separately, a writ petition was filed in March 2014 in the Hon’ble Supreme Court by the National Confederation of Officers Association questioning the decision of GoI to divest its 29.54% residual shareholding in HZL. The Hon’ble Supreme Court on January 19, 2016 ordered the status quo to be maintained with respect to the proposed disinvestment of the government’s interest in HZL until further orders are passed by the Hon’ble Supreme Court. On January 9, 2020, Vedanta Limited filed an early hearing application to the Hon’ble Supreme Court. On August 13, 2020, the Hon’ble Supreme Court passed an order partially removing the status quo order in place and has allowed the arbitration proceedings to continue.
The matter was heard before the Hon’ble Supreme Court in October 27, 2021, and the final order was passed on November 18, 2021. The Hon’ble Supreme Court allowed the GoI’s proposal to divest its entire stake in HZL in the open market in accordance with the rules and regulations of SEBI. The Hon’ble Supreme Court also directed the Central Bureau of India to register a regular case in relation to the process followed for the disinvestment of HZL in the year 2002 by the GoI.
Due to the abovementioned Hon’ble Supreme Court order, Vedanta Limited has filed an application for the withdrawal of its arbitration claim for the second call option.
Final order allowing for the withdrawal of arbitration matter has been passed. See “
Item
4:
Information
on
the
Company
-
B.
Business
Overview
-
Our
Business -
Call Options over Shares
”.

–	Legal proceedings related to mining operations in the State of Goa
Pursuant to findings in the Justice M.B. Shah Commission Report dated March 15, 2012, on the allegations of illegal mining in the State of Goa, the state government banned iron ore mining operations in Goa on September 10, 2012, and the MoEF&CC suspended environmental clearances of all mining leases within the State of Goa. A writ petition was filed before the Hon’ble Supreme Court to initiate action based on the Justice M.B. Shah Commission Report and an interim order was passed by the Hon’ble Supreme Court on October 5, 2012 suspending mining operations within Goa.
The Hon’ble Supreme Court passed an interim order on November 11, 2013, directing that the Directorate of Mines and Geology verify the inventory of the excavated mineral ores and the Monitoring Committee be constituted to sell the materials through
e-auction
and proceeds from the auction to be deposited with the Goa state government. The auction of inventorized ore is yet to be completed.
On April 21, 2014, the Hon’ble Supreme Court passed judgment in the matter lifting the ban with certain stipulations, including directions on mining by the lessees after November 22, 2007, as being illegal, and dumping outside the leased area as being impermissible. The Hon’ble Supreme Court also ordered that an interim buffer zone be fixed at one kilometer from the boundaries of National Parks and Sanctuaries, set an ad-hoc
cap on annual excavation at 20 million tons other than from dumps until such time as the final report of Expert Committee on iron ore is submitted, and also ordered the appropriation of the sale value of
e-auctioned
inventorized ores by the Goa state government as per stipulated conditions, and the payment of 10.0% of the sale proceeds to the Goa Iron Ore Permanent Fund. The Hon’ble Supreme Court has held that all mining leases in the State of Goa, including those of the Company, had expired in 2007 and consequently, no mining operations can be carried out until renewal/execution of mining lease deeds by the Goa state government. The petition filed by us in May 2014 for the review of the aforesaid judgment in the Hon’ble Supreme Court on certain limited issues was subsequently withdrawn by us in September 2014.
On August 13, 2014, the High Court of Bombay, Goa Bench passed a common order directing the State of Goa to renew the mining leases for which stamp duty was collected in accordance with the Goa Mineral Policy (2013) and to decide the other applications for which no stamp duty was collected within three months thereof.
During first half of January 2015 government of Goa renewed the mining leases and on January 15, 2015, the government of Goa revoked the order suspending mining operations in the State of Goa and MoEF&CC has revoked suspension of environmental clearances in March 2015. Subsequently, the renewed lease deeds for all working leases were registered as of August 2015. We obtained the CTO under the Air (Prevention of Pollution) Act and Water (Prevention of Pollution) Act from the Goa State Pollution Control Board and mining plan approval from the Indian Bureau of Mines for these leases, and the Company resumed operations of its mines on August 10, 2015.
On September 10, 2014, the Goa Foundation challenged the High Court of Bombay order directing the renewal of mining by way of a SLP before the Hon’ble Supreme Court, challenging the judgment of the High Court of Bombay dated August 13, 2014, directing renewal of mining leases. Another set of SLPs on an identical issue were filed by a local activist. Two writ petitions have also been filed before Hon’ble Supreme Court by Goa Foundation and Sudip Tamankar in September 2015 for setting aside the second renewal of iron ore mining leases in Goa made under section 8 (3) of Mines and Minerals (Development and Regulation) “(MMDR”) Act and challenging the revocation of suspension on mining in State of Goa. The Hon’ble Supreme Court passed its final order in the matter on February 7, 2018, wherein it set aside the second renewal of the mining leases granted by the State of Goa. The Hon’ble Supreme Court directed all lease holders operating under a second renewal to stop all mining operations with effect from March 16, 2018, until fresh mining leases (not fresh renewals or other renewals) and fresh environmental clearances are granted under the MMDR Act. The State Government of Goa and company have filed a review petition against the said judgment dated February 7, 2018. The review petition has been heard in chambers. The review petition was disposed off by order dated July 9, 2021
Subsequent to the aforesaid judgement, Vedanta Limited filed a representation before the state government of Goa seeking an extension on the validity of leases in consonance with provisions of MMDR Amendment Act which provided that all leases granted prior to the commencement of MMDR Amendment Act were deemed to be granted for a tenure of fifty (50) years. The state government of Goa did not consider the representation citing the Hon’ble Supreme Court judgment in place in respect of the issue. Vedanta Limited challenged state government’s stand before the High Court of Bombay at Goa by way of a writ petition which was also rejected basis the earlier Hon’ble Supreme Court judgement. Company then challenged the order of High Court of Bombay before the Hon’ble Supreme Court, in which notice was issued to parties and the State Government of Goa filed a supportive affidavit. The Hon’ble Supreme Court also allowed the impleadment of Goa Foundation and Sudip Tamankar and they have filed their replies. The matter was taken up for hearing and the same was disposed of by order dated September 7, 2021, upholding the Bombay High Court order. A review petition against the order of the Hon’ble Supreme Court was filed, and the review was dismissed by the Hon’ble Supreme Court by its order dated March 30, 2022. Separately, the Expert Committee on iron ore has filed their reports on dump handling and ceiling on annual extractions before the Hon’ble Supreme Court recommending the immediate enhancement of the annual extraction ceiling to 30 million MT, and subsequently to 37 million MT after the development of infrastructure. The Expert Committee on iron ore’s report is yet to be accepted and the matter is pending before the Hon’ble Supreme Court.

–	Certain prosecution proceedings brought by SEBI against us, Mr. Anil Agarwal and Mr. Tarun Jain
In April 2001, SEBI ordered that prosecution proceedings be brought against us, alleging that we have violated the regulations prohibiting fraudulent and unfair trading practices and it also passed an order prohibiting us from accessing the capital markets for a period of two years. This SEBI order was overruled by the SEBI Appellate Tribunal on October 22, 2001, on the basis of lack of sufficient material evidence to establish that we had, directly or indirectly, engaged in market manipulation and that SEBI had exercised its jurisdiction incorrectly in prohibiting us from accessing the capital markets. On November 9, 2001, SEBI appealed to the High Court of Bombay. The next date of hearing has not yet been fixed. In addition to the prosecution proceedings, SEBI also initiated criminal proceedings in 2001 before the Court of the Metropolitan Magistrate, Mumbai, against us, Mr. Anil Agarwal and Mr. Tarun Jain (who was the Chief Financial Officer of MALCO at the time of the alleged price manipulation). The matter is tentatively listed in due course. When SEBI’s order was overruled on October 22, 2001, we filed a petition before the High Court of Bombay to stay those criminal proceedings on the grounds that the SEBI Appellate Tribunal had overruled SEBI’s order on price manipulation. An order was passed by the High Court of Bombay in our favor on December 2, 2005, granting an interim stay of the criminal proceedings.

–	Criminal proceedings against certain directors and employees of BALCO
Criminal proceedings were initiated by Mr. Ajay Padia before the Court of the Judicial Magistrate First Class, Pune against Mr. Anil Agarwal, Mr. Navin Agarwal, Mr. Tarun Jain and certain of our other former directors and employees in 2002 alleging that an assurance that was given by the above-mentioned directors regarding payment of all amounts owed to him for the damaged material supplied by BALCO was not honored. An application under Section 482 of the Indian Criminal Procedure Code was filed in the High Court of Bombay for quashing the proceedings in the Judicial Magistrate First Class and to dispose the matter directing that alternative remedies were available before the Sessions Court, Pune, which was the appropriate Court. The High Court of Bombay stayed the criminal proceedings, and the application was listed for disposal. The matter is to be heard in due course.

–	Penalties levied by the Enforcement Directorate on certain of our directors and us
On August 3, 2004, the Enforcement Directorate levied penalties on certain of our directors and us aggregating to
₹
 347 million ($ 4 million). It was alleged that we transferred an amount of
₹
 2,080 million ($ 28.44 million) to Twin Star Holdings Limited and invested in Sterlite and MALCO through Twin Star Holdings Limited without the permission of the RBI. We have submitted that Twin Star Holdings Limited obtained the required approvals from the Foreign Investment Promotion Board (“FIPB”) for the investment. We appealed to the appellate tribunal against the Enforcement Directorate’s order for foreign exchange seeking a waiver of the pre-deposit
amount, which was equal to 100.0% of the penalty levied, which appeal was allowed by the tribunal. The Enforcement Directorate appealed against this decision of the tribunal to the High Court of Delhi, which referred the matter back to the tribunal to consider the issue afresh. The Appellate Tribunal on August 6, 2019, passed a favorable order directing a stay on the
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

These appeals have been allowed by the Hon’ble Supreme Court and the NGT judgment dated August 8, 2013, has been set aside on grounds of maintainability. However, the Hon’ble Supreme Court has given the Company, liberty to approach the High Court of Madras challenging the orders of TNPCB. We have now approached the High Court of Madras, Principal Bench challenging the impugned orders of TNPCB passed in 2013. The High Court of Madras vide its judgement dated August 18, 2020, dismissed the writ petition filed by the Company. The Company approached the Hon’ble Supreme Court and challenged the said High Court of Madras order by way of a SLP to Appeal. The SLP was admitted on August 31, 2020, wherein the court had directed the parties to file their counters and rejoinders if any. Subsequent to the same, the counter affidavits and the rejoinders were filed by the parties and the matter was listed on November 16, 2020, wherein Vedanta Limited had informed the court for a need to look at a workable approach and an option to resume the plant operations (at least on a trial basis so that allegations of pollution could be checked). Pursuant to the same an Interlocutory Application was filed by Vedanta Limited. The Matter was then listed on December 2, 2020, before Hon’ble Supreme Court. The Hon’ble Supreme Court after having heard both the sides concluded that at this stage the interim relief in terms of trial run could not be allowed. Further, considering the voluminous nature of documents and pleadings, the matter shall be finally heard on merits. The State of Tamil Nadu and TNPCB had filed a SLP as well, but on the limited point of expunging of certain paragraphs in the Madras High Court judgement, wherein adverse remarks were made against the State Government officials and TNPCB officials. The SLP of the State of Tamil Nadu and TNPCB has been clubbed with our main SLP matter. The SLP of the State of Tamil Nadu and TNPCB has been clubbed with our main SLP matter. The case was listed and heard on March 15, 2022, and was part heard. The matter was to be further listed on March 22, 2022, however, due the reconstitution of the bench, the case was not listed. Next date of hearing is yet to be intimated. The Hon’ble Supreme Court has indicated that the matter may be taken up along with an interlocutory application that was filed by Vedanta Limited before the Hon’ble Supreme Court for the maintenance of status quo as on March 15, 2022, consequent to an order passed by the Collector of Tuticorin requiring Vedanta Limited employees to vacate the plant premises.

–	Proceedings related to the existing copper smelting operations and the proposed expansion project at the Tuticorin plant
The CTO for our existing 400,000 TPA copper smelter plant at Tuticorin which was due to expire on March 31, 2018. We filed an application dated January 31, 2018, before the TNPCB for renewal of CTO, as per procedure established by law. The TNPCB rejected the said renewal application by its order dated April 9, 2018 (Rejection Order). The Company had filed an appeal before the TNPCB Appellate Authority challenging the Rejection Order, which the Company withdrew after the NGT Order dated December 15, 2018, on account of redundancy of proceedings before the TNPCB Appellate Authority.
During the pendency of the aforesaid appeal, TNPCB through its order dated May 23, 2018, ordered the disconnection of electricity supply and closure of the existing copper smelter plant with immediate effect. TNPCB passed the said closure order without any prior notice to us, which was due to be served as per the requirements under Section 21(4) of the Air (Prevention and Control of Pollution) Act, 1981 and Rule 34 of the Water (Prevention and Control of Pollution) Rules 1975. Thereafter, the Government of Tamil Nadu, proclaiming and endorsing TNPCB’s Rejection Order, issued orders dated May 28, 2018, with a direction to seal the existing copper smelter plant unit permanently (“TN Government Order”), without providing any prior notice to us. The Company filed an appeal before NGT, Principal Bench at New Delhi challenging the closure order passed by TNPCB as well as the TN Government Order for sealing of the existing plant and the appeal was allowed vide NGT’s judgement dated December 15, 2018. The NGT judgment was challenged before the Madurai Bench of the High Court of Madras (by a writ petition filed by an intervenor, Fathima Babu), which ordered to maintain status quo regarding the closure of the plant at Tuticorin until the State decided on filing of the appeal. The Company challenged the order of the Madras High Court before the Hon’ble Supreme Court. Meanwhile, the State also approached the Hon’ble Supreme Court against the final orders of the NGT ordering the reopening of the plant at Tuticorin.
The Hon’ble Supreme Court on February 18, 2019, set aside the NGT judgment dated December 15, 2018, on the grounds of maintainability, allowing Vedanta Limited the liberty to approach the High Court of Madras to challenge all the orders collectively, stating that no plea of alternative remedy shall be allowed.
Based on the said order, Vedanta Limited has filed a writ petition before the Principal Bench of the High Court of Madras and has additionally filed an application seeking interim relief for care and maintenance of the plant. The High Court of Madras vide its judgement dated August 18, 2020, dismissed the writ petition filed by the Company. The Company approached the Hon’ble Supreme Court and challenged the said High Court of Madras order by way of a SLP to Appeal. The SLP was admitted on August 31, 2020, wherein the court had directed the parties to file their counters and rejoinders if any. Subsequent to the same, the counter affidavits and the rejoinders were filed by the parties and the matter was listed on November 16, 2020, wherein Vedanta Limited had informed the court for a need to look at a workable approach and an option to resume the plant operations (at least on a trial basis so that allegations of pollution could be checked). Pursuant to the same an Interlocutory Application was filed by Vedanta Limited. The Matter was then listed on December 2, 2020 before Hon’ble Supreme Court. The Hon’ble Supreme Court after having heard both the sides concluded that at this stage the interim relief in terms of trial run could not be allowed. Further, considering the voluminous nature of documents and pleadings, the matter shall be finally heard on merits. The State of Tamil Nadu and TNPCB had filed a SLP as well, but on the limited point of expunging of certain paragraphs in the Madras High Court judgement, wherein adverse remarks were made against the State Government officials and TNPCB officials. The SLP of the State of Tamil Nadu and TNPCB has been clubbed with our main SLP matter. The case was listed and heard on March 15, 2022, and was part heard. The matter was to be further listed on March 22, 2022, however, due the reconstitution of the bench, the case was not listed. Next date of hearing is yet to be intimated The Hon’ble Supreme Court has indicated that the matter may be taken up along with an interlocutory application that was filed by Vedanta Limited before the Hon’ble Supreme Court for the maintenance of status quo as on March 15, 2022, consequent to an order passed by the Collector of Tuticorin requiring Vedanta Limited employees to vacate the plant premises.

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
Hearing the case of expansion project, Madras High Court vide its order dated October 3, 2018, has granted an interim stay in favour of the Company against order of SIPCOT (State Industries Promotion Corporation of Tamil Nadu) dated May 29, 2018, cancelling 342.22 acres of the land allotted to us. The MoEF&CC has updated on its website that Vedanta Limited’s environmental clearance for expansion project will be considered for ToR either upon verdict of the NGT case or upon filing of a Report from the State Government/ District Collector, Thoothukudi. The Company has also filed Appeals before the TNPCB Appellate Authority challenging withdrawal of CTE by the TNPCB. The matter is pending for hearing and is listed on June 8, 2022, for Vedanta Limited to file a counter against an impleadment made by one Ms. Fatima Babu. The matter was last heard on June 8, 2022, wherein the TNPCB filed its counter in the matter. The mater was then listed for July 6, 2022. On July 6, 2022, Vedanta filed an abeyance petition requesting the TNPCB Appellate Authority to proceed with the matter only subsequent to the adjudication of the matter at the Hon’ble Supreme Court pertaining to the closure of existing operations. The matter is next listed for September 7, 2022.

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
On February 18, 2016, an individual challenged the environmental clearance granted for the alumina refinery expansion at Lanjigarh before the NGT, Kolkata, wherein MoEF&CC, Odisha State Pollution Control Board and we have been made parties. Pleading in the matter is complete and pending for hearing of arguments, however, the same has not been posted owing to the paucity of judges in the Tribunal. It is pertinent to note that the NGT has not passed any interim order staying the project as prayed by the appellant. The matter was listed for hearing and disposal on January 4, 2022, wherein the NGT took the affidavit filed by Odisha State Pollution Control Board on record and posted the matter for hearing on January 20, 2022. The matter was then listed for final hearing and disposal on February 22, 2022, wherein the counsel for the Appellant sought an adjournment. Now the matter is listed for final hearing and disposal on April 1, 2022. On April 1, 2022, due to unavailability of our arguing counsel, we sought an adjournment. The matter has thereafter been posted for hearing on April 29, 2022. The matter was listed for final hearing before a special bench of the NGT on May 2, 2022, wherein the bench disposed off the appeal by directing the EC to remain intact for the expansion project. Certain additional directions were also passed with regards to payment of Environmental Compensation and a setting up of a Committee to formulate additional conditions on water drawl from Tel river, Fly Ash utilisation, Red Mud utilisation/disposal and approve restoration plan for utilising the compensation amount. A review application against the judgement of the NGT has been filed by Vedanta Limited on May 25, 2022, which will be heard in due course.

–	Proceedings relating to levy of environmental compensation on account of fly-ash generation
BALCO has three thermal power plants in Korba, Chhattisgarh with a total capacity of 2,010 MW out of which 1,740 MW is operational. The MoEF&CC has issued several notifications laying down the terms for disposal of ash produced from the thermal power plants. However, compliance with manner of disposal as specified in these notifications is not practically attainable on account of lack of demand from user agencies. Consequently, in accordance with the conditions of BALCO’s Environmental Clearance, left over ash generated from the power plants is disposed off in ash dykes after giving preference to supplying the same to user agencies.
The NGT took cognizance of the matter and vide its order dated February 12, 2020, ordered for levy of environmental compensation on companies failing to comply with the aforesaid notifications. BALCO filed a SLP before the Hon’ble Supreme Court by way of challenging the NGT order on the grounds that it is not in consonance with the Hon’ble Supreme Court’s previous orders dated December 12, 2018, and February 4, 2019, and the methodology for determination of compensation is not reasonable. The Hon’ble Supreme Court vide its order dated September 11, 2020, have stayed the impugned NGT order dated February 12, 2020.
No demand letter has been received from the State/ Central Pollution Control Board for environmental compensation by BALCO as on date. Vedanta Limited (Jharsuguda and Lanjigarh units) and TSPL have also challenged the aforesaid NGT order by way of separate Civil Appeals before the Hon’ble Supreme Court. The Civil appeals filed by Vedanta Limited are tagged along with the case of M/S Aravali Power Co. Private Limited V. Vedprakash and Anr and the matter was heard on May 10, 2022 and disposed off, however, final written order is awaited. Vedanta Limited Jharsuguda and TSPL have also not received any demand notices yet.

However, in a similar matter in a SLP filed by NTPC (where demand has been raised), Hon’ble Supreme Court granted stay of recovery of environmental compensation. In yet another matter, in a SLP filed by National Aluminium Company Limited (“NALCO”) (where no demand has been raised), the Hon’ble Supreme Court granted stay of recovery, if any, in pursuance of the impugned order of the NGT.
The Hon’ble Supreme Court Vide its order dated May 10, 2022, has set aside the impugned NGT order dated February 12, 2020. The Hon’ble Supreme court reiterated the following points: (1) That MoEF & CC is to revisit whether the parameters which have been prescribed by the notification dated December 31, 2021 (which had extended the time period for fly ash utilisation) must be modified taking into account the provision of the Hazardous and Other Wastes (Management and Transboundary Movement) Rules 2016 (“HW Rules”), to the extent to which the applicability of the HW Rules is attracted to utilization, transportation, and disposal of fly ash; (2) MoEF & CC shall ensure that the enforcement, audit, monitoring, and reporting mechanism which is envisaged in paragraphs E (3) and E (5) of the notification dated December 31, 2021 is duly put into place and enforced scrupulously; 3. MoEF&CC shall do it within a period of three months from the date of this judgment dated May 10, 2022.
In the views of the above and having regards to the notification dated December 31, 2021, the impugned orders of the NGT shall stand aside. However, the Hon’ble Supreme Court clarified that the judgment shall not be constructed as a decision on merits upholding the validity of notification dated December 31, 2021. Any party aggrieved by the terms of notification would be at liberty to pursue the remedies which are available in law before appropriate forum.

–	Proceedings against us challenging environmental consents received for our expansion project of pig iron, metallurgical coke, sinter plants and power plant in Goa
An application was filed by the village panchayat head of Navelim, Goa before the NGT against the Goa State Pollution Control Board (“GSPCB”), MoEF&CC, State of Goa, others and us alleging that (i) GSPCB had issued its approval in a piecemeal manner to us, even though the environmental clearance order issued by the MoEF&CC and the approval are for all four plants thereby violating the MoEF&CC order, (ii) the no-objection
certificate issued in relation to this project in 2007 was forged and fabricated, and (iii) the CN5 bridge at Maina-Navelim junction falls outside the notified industrial area, and crosses a public road belonging to the village panchayat. The application sought cancellation of the approval and the order of the MoEF&CC. On March 1, 2013, the NGT gave directions to issue notices to all the parties. We responded on April 11, 2013, denying all contentions and submissions made by the village head and requested that the application be dismissed. Pleadings in the matter have been completed. Subsequently on February 10, 2014, the matter was transferred from the Principal Bench of the NGT at New Delhi to the Western Bench of the NGT at Pune.
The application of Village Panchayat Navelim before NGT, Pune was kept in abeyance since an identical issue against us was pending before the Hon’ble Supreme Court. The said identical issue pertaining to Amona Expansion was later referred to NGT Principal Bench at Delhi by the Hon’ble Supreme Court. The Amona Expansion NGT, Delhi matter was disposed with the direction to MoEF&CC for passing any directions or conditions for the grant of EC to us. MoEF&CC accordingly added few conditions in the EC granted to us and the Amona expansion matter was accordingly disposed. The hearing of Village panchayat Navelim application before NGT, Pune will be taken up in due course.

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
The division bench, on August 30, 2018, dismissed our appeal u/s 37 of Act and vacated all interim orders passed by the court. We challenged the said order of Delhi High Court before Hon’ble Supreme Court by way of a SLP. In the meantime, SSNP also filed an execution application before the High Court of Delhi for appropriation of money, which was deposited with the court, against which we filed an appeal to get a stay of execution.
The Hon’ble Supreme Court disposed of the SLP passing its final order, on October 11, 2018, partially modifying the Arbitral Award on the interest aspect as under: (i) A uniform rate of 9.00% will be applicable for the INR component of the award amount in entirety till the date of realization (ii) The interest payable on the EUR component of the award amount will be as per LIBOR + 300 basis points on the date of Award, till the date of realization.
SSNP had filed a clarification application before the Hon’ble Supreme Court praying for the original award pronounced by the Tribunal on November 9, 2017 which was withdrawn by SSNP and now stands disposed of.
Vedanta Limited then filed a reply to the Execution Petition filed by SSNP in the Delhi High Court for giving effect to its earlier order and requesting SSNP to hand over the drawings, documents and the Bank Guarantee. The court, in its order dated August 8, 2019, accepted the Company’s argument that the Euro component can be paid in INR subject to the arguments of SSNP on the next date. With respect to our submission for return of drawings and documents as a precondition to the release of payments, SSNP submitted an affidavit on September 12, 2019. The matter was then listed on October 21, 2019, for hearing and as per the order
₹
 347 Million has been released out of the deposit made with the Registry in the first week of November 2019. In the meantime, SSNP also approached Vedanta Limited for a settlement which was rejected, stating that the same shall not be accepted unless the settlement offer is made by SSNP in writing.

On January 6, 2020, the court recorded our submissions on refund of excess security deposited with the Registry by Vedanta Limited and on the issue of release of drawings and documents as sought by Vedanta Limited. The court directed SSNP to file an affidavit within two weeks’ to show that such drawings and documents have been supplied by them, thereafter two weeks’ time was given to Vedanta Limited to file a reply to the same. Vedanta Limited has filed a petition to recover the surplus deposit amount lying with the Registry. In the same order, accounts officers of the court was directed to examine the calculation filed by the parties and submit the report to the court. The matter to be heard on August 02, 2021. In the meantime, SSNP filed an Execution First Appeal before the Division Bench, Delhi High Court against the aforesaid order dated January 6, 2020, wherein SSNP has prayed for modification of the arbitral award. The execution first appeal has been part heard on November 26, 2020, and December 17, 2020. The Execution First Appeal was then listed for hearing on February 09, 2022, and has now been posted for final arguments on March 31, 2022. The arguments of both the parties in Execution First Appeal were heard at length on March 31, 2022, and the court has now reserved the final judgement. On April 27, 2022, the Delhi High Court dismissed the Execution First Appeal filed by SSNP. Pursuant to the dismissal of SSNP’s execution first appeal, Vedanta Limited has filed a supplementary affidavit in the original execution petition [OMP (ENF.) (COMM.) 225/2018] highlighting the excess security deposit amount lying with the Delhi High Court registry and has sought for its refund. The execution petition was listed on May 19, 2022, wherein SSNP has been given time to file its reply against the supplementary affidavit. Next date in the matter is August 02, 2022.
Vedanta Limited’s enforcement petition is to be heard in due course.
The aggregate award amount now stands revised at
₹
 3,026.03 million ($39.88 million) as on March 31, 2022.
Proceedings against TSPL relating to its delay in commissioning various units of the power plant
TSPL entered into a long term power purchase agreement with the PSPCL for supply of power. TSPL has a contractual obligation to complete the commissioning of various units of the power plant according to the scheduled timelines agreed in terms of the agreement. According to the terms of the agreement, there are obligations and performances to be met by both PSPCL and TSPL. PSPCL was obligated to fulfill certain conditions including procuring interconnection and transmission facilities, arranging supply of adequate quantity of fuel for the project etc. However, due to the delay in fulfilment of certain obligations and other force majeure reasons, there were delays in implementing the project as compared to the scheduled timelines under the agreement. TSPL received letter from PSPCL, seeking payment of liquidated damages of
₹
 3,176 million ($ 41.86 million) for each delay in commissioning of Units I, II and III totaling
₹
 9,529 million ($ 125.60 million).
Subsequently, PSPCL invoked the bank guarantee of
₹
 1,500 million ($ 19.77 million) towards payment of the liquidated damages on account of delay in completion of the commissioning of Unit I. TSPL filed a petition with the Punjab State Electricity Regulatory Commission (“PSERC”) for quashing of the wrongful claim of liquidated damages and grant of extension of time to complete the commissioning of various units of the power plant. On October 22, 2014, PSERC ordered the matter to be settled through arbitration and allowed the stay on encashment of the bank guarantee until the matter is finally adjudged by the arbitrator. PSPCL submitted an appeal in Appellate Tribunal for Electricity (“APTEL”) against the PSERC order and on May 12, 2015, APTEL disposed the appeal by directing that the matter will be adjudicated by an arbitral tribunal. The arbitral proceedings have concluded on February 15, 2017, and the award was made in TSPL’s favor. Meanwhile, PSPCL has filed an application challenging the award under section 34 of the Arbitration and Conciliation Act, 1996. TSPL had filed an application on September 28, 2018, for dismissal of PSPCL’s application on maintainability stage. However, the application filed by TSPL has been dismissed by the court on January 12, 2021. TSPL has challenged the Order dated January 12, 2021, before Punjab and Haryana High Court. Matter was listed for arguments on April 27, 2022. On April 27, 2022, the matter was listed and TSPL sought adjournment. Matter is now listed on August 4, 2022, Further, the Section 34 matter before District Court, Patiala has been listed for arguments on March 16, 2022. On March 16, 2022, arguments were part heard and matter was adjourned to April 11, 2022. On April 11, 2022, both parties completed their arguments and matter was adjourned multiple times thereafter until May 27, 2022, where written submissions were submitted by PSPCL and the matter was adjourned to May 31, 2022. On May 31, 2022, the matter was not listed and is to be heard in due course.

–	Proceedings against TSPL relating to mega power project benefits
TSPL submitted its bid for setting up a 1980 MW thermal power plant in the state of Punjab under a tariff based international competitive bidding process under a
Case-2
Model bidding mechanism in June 2008, which was ultimately awarded to Sterlite Energy Limited (now Vedanta Limited). A PPA was entered between TSPL and PSPCL on September 2008. According to the PPA, any increase or decrease in the capital cost of the project on the occurrence of any “Change in Law” (as defined therein) after the cut-off
date of June 16, 2008, had to be passed on to PSPCL, if it resulted in change in economic position of TSPL.
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

PSERC passed a 2:1 majority judgement dated December 2, 2014, holding against TSPL. TSPL thereafter filed an appeal in January 2015 along with a stay application before the APTEL. The appeal was admitted; however, the stay application was rejected by APTEL. Against this rejection of stay application, TSPL filed an appeal in Hon’ble Supreme Court on July 28, 2015. The Hon’ble Supreme Court granted stay order against any recovery of mega power project benefits by PSPCL. The stay granted by the Hon’ble Supreme Court was vacated on February 6, 2017, which led to a deduction of
₹
 2,140 million ($ 29 million) from TSPL’s monthly billing by PSPCL. Upon appeal, Hon’ble Supreme Court directed PSPCL to refund
₹
 500 million ($ 7 million) from the amount deducted from TSPL’s bill subject to final outcome of appeal before APTEL. Following this order, APTEL also granted a stay against further deductions from the monthly billing against a bank guarantee furnished by TSPL.
APTEL dismissed the appeal filed by TSPL and disallowed TSPL’s contentions in its final judgement order dated July 4, 2017. TSPL filed an appeal before the Hon’ble Supreme Court against the adverse final judgement of APTEL. This appeal was admitted by Hon’ble Supreme Court on July 10, 2017 and a stay order was granted against PSPCL’s proposed deduction of
₹
 900 million ($ 11.86 million) from TSPL’s bills and against the encashment of bank guarantee amounting to
₹
 380 million ($ 5 million) which was furnished by TSPL to PSPCL under APTEL’s order. TSPL filed a clarification application before the Hon’ble Supreme Court, which was allowed and PSPCL was directed to refund
₹
 500 million ($ 7 million). However, the ongoing monthly deductions on account of mega benefit claim has not been stayed by the Hon’ble Supreme Court. On this account, PSPCL has already made deductions of approximately
₹
 9,177 million ($ 120.96 million) till March 31, 2022. The appeal is pending for further hearing and next date is yet to be notified.

–	TSPL dispute related to Coal GCV measurement and coal washing
Upon PSPCL’s refusal to pay energy charges to TSPL as per the provisions of a PPA between PSPCL and TSPL dated September 1, 2008, TSPL filed a petition on May 22, 2014, in PSERC against PSPCL claiming charges for washing, unloading, surface transportation, transit loss, finance charges and GCV loss related to the procurement of coal. PSPCL’s contention was that fuel charges should only include charges billed by the fuel supply company namely Mahanadi Coalfields Limited, whereas TSPL contended that all costs of fuel procurement are to be considered by PSPCL under the PPA, since the obligation to supply fuel for the project is that of PSPCL under Case II Scenario IV bidding procedure of Ministry of Power. PSPCL’s obligation of signing fuel supply agreement with Mahanadi Coalfields Limited and to supply fuel for project was later upheld by APTEL in another case between TSPL and PSPCL and that judgement is subsisting since its operation has not been disturbed in PSPCL’s appeal to Hon’ble Supreme Court.
PSERC issued the final order on November 23, 2015, denying all the claims made by TSPL. TSPL filed an appeal before APTEL challenging the order of PSERC. On July 3, 2017, APTEL partially allowed the appeal awarding unloading and shunting charges to TSPL although it ruled against TSPL on other claims. PSERC remand proceedings commenced pursuant to APTEL’s order dated July 3, 2017, for computation of unloading and shunting charges allowed to TSPL and PSERC passed its final order on May 6, 2019.
TSPL filed an appeal against the APTEL order dated July 3, 2017, before the Hon’ble Supreme Court. On March 7, 2018, the Hon’ble Supreme Court allowed TSPL’s appeal and directed PSPCL to pay charges for washing, surface transportation and to measure GCV of coal at TSPL site. The Hon’ble Supreme Court also dismissed the cross appeal filed by PSPCL, thereby affirming APTEL’s order allowing unloading and shunting charges to be paid by PSPCL.
However, PSPCL misinterpreting the Hon’ble Supreme Court order, paid only
₹
 160 million ($ 2 million) on September 17, 2018, on account of washing charges. TSPL has filed a Contempt Petition in the Hon’ble Supreme Court.
The Hon’ble Supreme Court vide its order dated August 7, 2019, allowed the claims of TSPL and directed PSPCL to pay within six weeks. PSPCL paid
₹
 10,021 million to TSPL.
However, PSPCL did not pay the complete amount and withheld balance amount due on account of yield loss and interest etc. TSPL had filed a second contempt petition for the remaining amounts. PSPCL has filed counter affidavit in reply to the second contempt petition. TSPL has filed rejoinder to the counter affidavit.
On March 7, 2020, PSPCL filed an application to submit an additional document (namely, expert opinion regarding coal washing). On August 14, 2020, PSPCL filed an affidavit seeking extension of time for reconciliation of amounts due towards energy charges. On October 14, 2020, PSPCL filed an application for permission to file additional documents/ additional facts. On February 4, 2021, PSPCL filed an affidavit stating that all the payments have been made in compliance of the Hon’ble Supreme Court Order and as per computations of PSPCL. On March 6, 2021, PSPCL also filed a note of arguments stating that they have paid only 83% of the claimed amount by TSPL.
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
₹
 4,410 million ($58.13 million) till June 30, 2021. No further arrears are pending from PSPCL in this regard.

–	Petitions filed against BALCO in relation to the alleged encroachment of land on which our Korba smelter is located
BALCO has 1,804.67 acres of government land out of which 1,751 acres is forest land which were given on lease by the Chhatisgarh state government. The lease deed has not been executed till date. The High Court of Chhattisgarh on February 2010 held that BALCO is in legal possession of 1,805 acres of government land based on which the cabinet of Chhattisgarh recommended the execution of lease deed in favor of BALCO but after approvals for forest land were sought.

With respect to the approvals for forest land, petitions have been filed in public interest before the Hon’ble Supreme Court by various individuals and Sarthak, a non-governmental
organization alleging that BALCO is using forest land for
non-forest
activities. The Hon’ble Supreme Court referred the matter to the Central Empowered Committee (“CEC”), which recommended an ex post-facto diversion of forest land with payment of net present value of land for which forest compensation was not paid prior to the year 1980. Subsequently, it was alleged that BALCO had cut trees in violation of the Court order and the petitioner filed a contempt petition and the matter was again referred to the CEC. The CEC submitted its report on June 30, 2012, to the Court recommending that a detailed survey should be conducted through Forest Survey of India (MoEF&CC) using high quality remote sensing technique to find out whether any tree felling and/or non-forest
use has taken place after February 29, 2008, in the revenue forest land and/or deemed forest in possession of BALCO. In order to expedite the proceedings, BALCO filed an application in the Court seeking direction to pay the net present value of forest land as per the recommendation of the CEC providing an ex-post
facto diversion of the 1,751 acres forest land held by BALCO. The CEC has submitted its report dated February 22, 2019, on the ground trothing exercise conducted by the Forest Survey of India (FSI) jointly with BALCO between October 29, 2019, and October 31, 2019.
Matter is currently pending before the Hon’ble Supreme Court and is to be listed in due course. In the meantime, BALCO had filed an application before the Tehsildar, Korba for eviction of illegal occupants on BALCO’s land. The application was rejected on the grounds of the land matter being sub-judice
before the Hon’ble Supreme Court. BALCO has filed an interlocutory application before the Hon’ble Supreme Court against the order of the Tehsildar and the matter is yet to be listed for hearing.
BALCO has also filed another IA in this matter against the directions issued by the Chhattisgarh Government under the Rajiv Gandhi Ashray Yojna for allotment of land to the illegal occupants of land. The matter is also pending before the Hon’ble Supreme Court and is to be listed in due course.

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
We filed an application before the High Court of Karnataka, seeking modification of the order in August 2009. However, the application was not taken up for hearing. Subsequently, we filed a SLP before the Hon’ble Supreme Court against the Karnataka High Court’s order. In November 2009, the Hon’ble Supreme Court ordered the High Court of Karnataka to dispose the application for modification of the order given in August 2009 and ordered us to furnish a bank guarantee towards payment of the forest development tax. In April 2010, we were ordered by the High Court of Karnataka to pay 25.0% of the demand in cash and furnish a bank guarantee for the remaining 25.0%. On December 3, 2015, the High Court of Karnataka passed its final order quashing the forest development tax notification, holding that the rate of forest development tax levied to be 8.0% and directing a refund of the amounts collected from mining lessees other than state government owned companies. The state government of Karnataka appealed against the order before the Hon’ble Supreme Court, and another mining lessee also filed a counter appeal in the matter. The matter is pending before the Hon’ble Supreme Court and in the interim, the Hon’ble Supreme Court has stayed the refund of the forest development tax amount as ordered by the High Court of Karnataka.
Meanwhile, the Government of Karnataka legislated the Karnataka Forest Development (Amendment) Act, 2016 (the ‘Amendment Act’) to validate the earlier law making certain amendments with retroactive effect. The Amendment Act has also changed the nomenclature of Forest Development Tax (“FDT”) to Forest Development Fee (“FDF”) with retroactive effect, since the court had previously declared that FDT was a tax and not a fee, as claimed by Government of Karnataka. We challenged the validity of the Amendment Act by way of a writ petition before the High Court of Karnataka. The High Court of Karnataka, on October 4, 2017, struck down the Amendment Act directing refund of the amounts collected. On March 13, 2017, the Hon’ble Supreme Court, in the appeal filed by state of Karnataka against the order of the Karnataka High Court, has stayed the refund of the amount collected as FDF. On March 21, 2018, the Hon’ble Supreme Court directed that appeals against both the FDT and FDF matters will be heard together. The SLPs were listed on March 30, 2022, for final hearing before the Hon’ble Supreme Court. The Court had directed the State to file its written submission by April 5, 2022, and the matter was heard on April 7, 2022. The State Government of Karnataka has made the Statement to the Court that they are seriously considering settlement of the matter outside the Court. The Court has directed the parties to file their written submissions within one week and listed the matters on April 28, 2022. On April 28, 2022, the SC directed that the matter be listed immediately after two weeks on a non-miscellaneous
day. The Hon’ble Supreme Court judge heading the bench has retired and now the matter will come up before a new bench in due course.

–	Demands against HZL by Department of Mines and Geology
The DMG of the State of Rajasthan issued several show cause notices in August, September and October 2006, aggregating
₹
 3,339 million ($ 44 million) to HZL, claiming unlawful occupation and unauthorized mining of associated minerals other than zinc and lead at HZL’s Rampura Agucha, Rajpura Dariba and Zawar mines in Rajasthan, during the period from July 1968 to March 2006. In response, HZL filed a writ petition against these show cause notices. In October 2006, the High Court of Jodhpur issued an order granting a stay and restrained the DMG from undertaking any coercive measures to recover the penalty. In January 2007, the High Court of Jodhpur issued another order granting the DMG additional time to file their reply and also ordered the DMG not to issue any orders canceling the lease. The State Government filed for an early hearing application in the High Court. The High Court has passed an order rejecting the application stating that Central Government should file their replies. HZL believes it is unlikely that the claim will lead to a future obligation and thus no provision has been made in these financial statements. The State Government has filed a writ petition before the High Court of Jodhpur against the said RA order. Subsequently the State filed an early hearing application, but it was held that the State’s application cannot be admitted till the Central Government files its affidavit. The matter is to be listed in due course.

–	Demand against BALCO for electricity duty
In February 2010, BALCO received a notice from the Chief Electrical Inspector, Government of Chhattisgarh demanding BALCO to pay
₹
 2,404 million ($ 32 million) from June 2005 to March 2009, towards electricity duty for the generation of power by BALCO’s 540 MW power plant. The notice alleged that BALCO did not submit the eligibility certificate required for exemption from payment of electricity duty. The said exemption was claimed pursuant to a memorandum of understanding entered with the state government and according to the industrial policy 2001-2006. The state level committee recommended that an eligibility certificate be issued to us that will exempt us from paying duty on electricity. BALCO filed an application before Directorate of Industries for the issuance of an eligibility certificate and granting an exemption from payment of electricity duty in year 2005 and also 2007 but the same was rejected by its letter dated February 28, 2019. Thereafter, BALCO submitted its representation dated April 18, 2019, before the Industries Department and the Energy Department for
re-consideration
of BALCO’s application with subsequent reminders dated June 26, 2019, and September 06, 2019. For the 540 MW power plant, the demand of
₹
 37,255 million ($ 491 million) has been finally cancelled by the Chief Electrical Inspectorate, Raipur (“CEI”) on September 4, 2021.
The Group operates a 1,200 MW power plant (“the Plant”) which commenced production in July 2015. Based on the Memorandum of
Understanding signed between the Group and the Chhattisgarh State Government, the management believes that the Plant is covered under the Chhattisgarh Industrial Policy 2004-09 which provides exemption of electricity duty for 15 years. In June, 2021, the CEI issued a demand notice for electricity duty and interest thereon of
₹
 8,880 million ($ 117 million) and
₹
 5,880 million ($ 78 million) respectively for the period March 2015 to March 2021.
The Group carries an accrual for electricity duty of
₹
 8,780 million and
₹
 8,170 million ($ 108 million) as on March 31, 2021 and March 31, 2022 respectively, net of
₹
 Nil and
₹
 2,260 million ($ 30 million) as on March 31, 2021 and March 31, 2022 respectively paid under protest. BALCO has requested the CEI to allow payment of the principal amount over a period of 5 years along with a waiver of interest demand. BALCO has received a reply from CEI that the matter will be discussed with appropriate authorities. As on March 31, 2022, no confirmation has been received on this matter from the authorities and therefore an amount of
₹
 7,311 million ($ 99 million) relating to interest has been considered as a contingent liability.

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
On December 16, 2015, the Federation of Indian Mineral Industries also filed a writ petition before the High Court of Delhi, obtaining an order for no coercive action. The writ petition was subsequently transferred to the Hon’ble Supreme Court.
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
The Hon’ble Supreme Court through order dated October 13, 2017, held that contribution to DMF in case of minerals other than coal shall take effect from September 17, 2015 and in the case of coal from October 20, 2015 or from the date on which the DMF was established by the state, whichever is later. Pursuant to the Hon’ble Supreme Court order, HZL has challenged the demand for payment between the disputed periods, i.e. from the date when the State of Rajasthan established DMF until the date when the High Court of Rajasthan has granted a stay. In parallel, BALCO has filed a petition before the High Court of Delhi challenging the constitutionality of section 9B (5) and section 9B (6) of the MMDR Act. HZL has also filed an intervention application in the said petition.
HZL has also filed another writ petition before the High Court of Jodhpur challenging the discriminatory rates of contribution for major and minor minerals as well as mining leases granted post and prior to the date of amendment of the Act. Both the writ petitions have been clubbed by the court. The stay granted by the High Court of Jodhpur has been vacated vide order dated January 21, 2021. HZL filed an SLP before the Hon’ble Supreme Court against such stay vacation, which was later withdrawn with liberty to push for expeditious disposal of matter in the High Court of Jodhpur. Further, a second stay application had been filed in the second writ petition filed by HZL in the discriminatory rate matter. The matter is to be listed in due course.
HZL also filed a petition for waiver of interest on the DMF dues and the High Court of Rajasthan granted an interim order for immediate deposit of
₹
 1000 million towards DMF contribution for the period from September 19, 2015 to May 30, 2016, in compliance with the High Court of Rajasthan order dated September 21, 2021, without prejudice to the rights of HZL, and subject to the final outcome of the other matters under adjudication at the High Court of Rajasthan. HZL on October 1, 2021, in compliance with the High Court of Rajasthan Order dated September 21, 2021 has deposited
₹
 1000 Million towards DMF Contribution for the period from September 19, 2015 to May 30, 2016.

–	Demands against HZL by Department of Mines and Geology - Demand for royalty
The DMG of the State of Rajasthan issued a show cause notice to HZL vide an office order dated January 31, 2020, wherein HZL was called upon to present its case against the DMG’s demand for royalty for associated minerals i.e. silver and cadmium, by-product
sulphur, waste tailing and demand for DMFT and NMET contributions.
HZL challenged the computation mechanism in the royalty on the ground that the state has not complied with the previous orders of High Court of Rajasthan where a similar computation mechanism was challenged and court had directed the government to review the supporting documents, rules and judicial precedents. Pending compliance of its previous orders, the High Court of Rajasthan vide its order dated February 19, 2020, directed that HZL shall be afforded an opportunity of hearing by the Additional Chief Secretary, Department of Mines, Government of Rajasthan and no coercive action should be taken on account of the order passed by the Additional Chief Secretary until the same is placed for confirmation before the court. The DMG of the State of Rajasthan has filed an affidavit dated November 4, 2020 commenting on the representations submitted by HZL and has also issued a show cause notice on May 20, 2020 in connection with the removal of silver and cadmium without payment of royalty based on an investigation done by the State Directorate of Revenue Intelligence (“SDRI”), HZL is in the process of filing the response highlighting the errors on facts done by SDRI and will provide a statement to demonstrate full payment of royalty on silver and cadmium produced and sold by HZL. A no coercive action order has been passed vide order dated December 17, 2020. The matter is to be listed in due course.

–	Proceedings relating to HZL’s transfer of mining leases
On February 25, 2020, the State of Rajasthan issued orders to HZL alleging that the disinvestment of HZL and various other mergers amounts to transfer of HZL’s leases in favour of Vedanta Limited. HZL has been directed to regularise the lease under section 12A(6) of the MMDR Act read in conjunction with Mineral (Transfer of Mining lease Granted otherwise than through Auction for Captive Purpose) Rules, 2016 applicable to captive mines, failing which the leases would be terminated. HZL has since filed revision applications before the Central Government under Section 30 of the MMDR Act challenging the said order by State of Rajasthan. HZL also approached the High Court of Rajasthan for necessary protection orders until the matter is heard by the Revisionary Authority, Ministry of Mines which were so granted. The State of Rajasthan has been directed by the Revisionary Authority, Ministry of Mines not to take coercive action until final disposal of the matter HZL has also challenged the validity of Rule 24 of Mineral Concession (“MCR”) Rules, 1960 and has obtained a status quo order. The matter was listed on May 18, 2022 and is now expected to be posted 4 months later.

–	Claim against BALCO for energy development cess
BALCO challenged the imposition of Energy Development Cess levied on generators and distributors of electrical energy at the rate of 10 paise per unit on the electrical energy sold or supplied before the High Court of Chhattisgarh on the grounds that the cess is effectively on production and not on consumption or sale since the figures of consumption are not taken into account and the cess is discriminatory since captive power plants are required to pay at the rate of 10 paise while the State Electricity Board is required to pay at the rate of 5 paise. The High Court of Chhattisgarh by its order dated December 15, 2006, declared the provisions imposing ED Cess on CPPs as discriminatory and therefore ultra vires the Constitution. BALCO sought a refund of the cess amounting to
₹
 345 million ($ 5 million) it had already paid till March 2006 under protest.
The State of Chhattisgarh filed a SLP before the Hon’ble Supreme Court and the SC whilst issuing notice has stayed the refund of the Cess already deposited and the Hon’ble Supreme Court has also directed the State of Chhattisgarh to raise the bills, but no coercive action be taken for recovery for the same. In case the Hon’ble Supreme Court overturns the decision of the High Court of Chattisgarh, Balco may be liable to pay an additional amount of
₹
 10,172 million ($ 135 million) as on March 31, 2022. Accordingly, the total exposure is
₹
10,517 million ($ 139 million) as on March 31, 2022.

–	Show cause notice from the Indian tax authorities for not withholding tax on payments made while acquiring a subsidiary
In 2014, the income tax department issued a notice to erstwhile Cairn Limited (subsequently merged with Vedanta Limited) for
₹
 20,495 Crore (including interest of
₹
 10,247 Crore) holding the Company as ‘assessee in default’ as per Section 201 of
Income-tax
Act, 1961 pertaining to retrospective taxation for sale of shares in Cairn Limited by Cairn Energy Plc, UK and its affiliate Cairn UK Holdings Limited (“CUHL”). The Group has challenged this demand which was sub-judice
in various forums.
Separately, CUHL, on whom the primary liability of income tax lies, received an order from the ITAT affirming a demand of
₹
 10,247 Crore but reducing the interest portion. Against this demand, the Tax authorities have recovered
₹
 5,858 Crore from the CUHL, reducing the liability to
₹
 4,389 Crore.
In August 2021, the Indian Government has passed a law to scrap such retrospective taxes, subject to certain terms and conditions which the Group has fulfilled in December 2021. Accordingly, litigation has been closed with nil demand in January 2022.

–	The Amalgamation and Re-organization Scheme has been challenged by the Indian tax authorities and others
Subsequent to the effectiveness of the Amalgamation and
Re-organization
Scheme, SLPs challenging the orders of the High Court of Bombay at Goa were filed before the Hon’ble Supreme Court by the Commissioner of Income Tax, Goa and the MCA in July 2013 and in April 2014, respectively. Further, a creditor and a shareholder have challenged the Amalgamation and
Re-organization
Scheme in the High Court of Madras in September 2013. Further, the Ministry of Mines, GoI have challenged the Amalgamation and Reorganisation Scheme before the High Court of Madras and the High Court of Bombay, Goa Bench, respectively. The Hon’ble Supreme Court has admitted the SLPs, and the matter was last listed on July 1, 2019, and the next date of hearing is yet to be notified.

–	Arbitration proceedings on issues related to the cost recovery of the Ravva block
ONGC Carry
The Ravva PSC obliges the contractor parties to pay a proportionate share of ONGC’s exploration, development, production and contract costs in consideration for ONGC’s payment of costs related to the construction and other activities it conducted in Ravva prior to the effective date of the Ravva PSC (the ONGC Carry). The question as to how the ONGC Carry is to be recovered and calculated, along with other issues, was submitted to an International Arbitration Tribunal in August 2002 which rendered a decision on the ONGC Carry in favour of the contractor parties (including Vedanta Limited (Cairn India Limited which subsequently merged with Vedanta Limited, accordingly now referred to as Vedanta Limited)) whereas four other issues were decided in favour of GoI in October 2004 (Partial Award).
The GoI then proceeded to challenge the ONGC Carry decision before the Malaysian courts, as Kuala Lumpur was the seat of the arbitration. The Federal Court of Malaysia upheld the Partial Award. As the Partial Award did not quantify the sums, therefore, contractor parties approached the same Arbitration Tribunal to pass a Final Award in the subject matter since it had retained the jurisdiction to do so. The Arbitral Tribunal was reconstituted, and the Final Award was passed in October 2016 in the Company’s favour. GoI’s challenge of the Final Award has been dismissed by the Malaysian High Court and the next appellate court in Malaysia i.e., Malaysian Court of Appeal. GoI then filed an appeal at Federal Court of Malaysia. The matter was heard on February 28, 2019, and the Federal Court dismissed GoI’s leave to appeal.
The Company has also filed for the enforcement of the Partial Award and Final Award before the Delhi High Court. The matter is next listed for hearing on September 26, 2022.
In connection with the above matter, the Company has received an order dated October 22, 2018, from the GoI directing oil marketing companies (OMCs) who are the offtakers for Ravva to divert the sale proceeds to Government’s account. GoI alleges that the Ravva Joint Operations (consisting of four joint venture partners) has short paid profit petroleum of
₹
 15,890 million ($ 216 million) (the Company share approximately
₹
 4,691 million ($ 64 million). Against an interim application, filed by Vedanta Limited along with one its other joint venture partner, seeking stay of such action from GoI, before the Delhi High Court, where enforcement petitions for the matter is pending, the Court directed the OMCs to deposit above sums to the Court. However, Vedanta Limited (and other joint venture partner) has been given the liberty to seek withdrawal of the proportionate amounts (fallen due as of the date of Court order) from the Court upon furnishing a bank guarantee of commensurate value.
The Delhi High Court vide its order dated May 28, 2020, has directed that all future sale proceeds of Ravva Crude with effect from June 5, 2020, be paid directly to Vedanta Limited by the OMCs. In connection with the proceedings on the above matters, GoI has also filed an interim application seeking deposit by the said OMCs towards interest on the alleged short payment of profit petroleum by the petitioner (i.e. the Company and the other joint venture partner). The interim application filed by GoI and the matter in respect of the ONGC Carry has been listed for hearing on September 26, 2022.
While the Company does not believe the GoI will be successful in its challenge, if the Arbitral Awards in above matters are reversed and such reversals are binding, the Company would be liable for approximately
₹
 4,838 million ($ 64 million) plus interest as at March 31, 2022.

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
The Central Excise department deputed the Assistant Commissioner of Central Excise to conduct an enquiry for the alleged non-compliance
of Rules 4 (5a) and 4(6) of the Cenvat Credit Rules in respect of non-return
of job work challans. The Assistant Commissioner of Central Excise served a show cause notice on September 9, 2011. We filed a response before the Assistant Commissioner of Central Excise. After conducting a personal hearing, the Assistant Commissioner passed a favorable order on January 1, 2012 and dropped the entire demand for duty and interest. The department went into appeal before the Commissioner (Appeals) against this order, but the appeal was restricted only to the demand of interest. The Commissioner (Appeals) allowed the appeal on February 25, 2013 on the condition that interest would become applicable only in those cases where goods have not been sent back or cleared from the premises within 180 days from the date of dispatch from the Tuticorin unit. The verification whether any interest is payable or not has been completed and department raised the interest liability of
₹
 2 million ($ 0.03 million) which we have challenged before Tribunal on April 7, 2015 and the case has yet to be listed for hearing.

We filed two writ appeals no. 704 and 705 of 2011 in the High Court of Madras challenging the orders passed with respect to the writ petitions no. 8135 and 9744 of 2010. The writ petitions were admitted on August 1, 2011 and the Court ordered other party to maintain the status quo. In the meanwhile, the Commissioner of Customs, Tuticorin issued a show cause notice in January 2015 based on alleged violation of advance license conditions from 2005 to 2009 expressly mentioning that this show cause notice shall be kept pending and not be adjudicated unless and until directions are obtained from the High Court of Madras enabling such adjudication. We filed writ petition no. 626 of 2015 against this show cause notice, which was tied up with writ appeals no. 704 and 705 of 2011 and heard together. Thereafter, regular hearings took place in the High Court of Madras, and on March 12, 2015, the High Court of Madras gave an interim order, allowing one of the prayers in writ in form of injunction to the Directorate General of Foreign Trade actions in pursuit of the show cause notice received from customs department. During the course of the hearings, writ appeal no. 704 was withdrawn as it has become infructuous as it relates to the job work challan matter which has already been concluded. Writ appeal no. 705 of 2011 and writ petition no. 626 of 2015 were heard on March 11, 2016, and both were dismissed by the final judgment of the High Court of Madras dated August 1, 2016, as the High Court of Madras held that it did not find any impediment to customs authorities issuing show cause notice on the basis of materials gathered and input received from excise authorities. The High Court of Madras also required the Company to respond to the show cause notice dated January 13, 2015, within two weeks from receipt of the order and directed the Commissioner of Customs to conduct proceedings as expeditiously as possible. We have filed a SLP against the Madras High Court’s order before the Hon’ble Supreme Court on August 24, 2016. The stay hearing before the Hon’ble Supreme Court on the SLP, took place on April 21, 2017, wherein the Hon’ble Supreme Court held that the commissioner of customs, Tuticorin may pass a final order against the notice but that it had to be kept in sealed cover. During hearing before Commissioner of Customs on September 5, 2017, we requested for cross-examination of witnesses and make available certain relevant documents, which was denied. Thereafter, we have filed an appeal before the Customs, Excise and Service Tax Appellate Tribunal (CESTAT) against such rejection. On January 10, 2018, CESTAT allowed cross-examination of witnesses; however, our request to make available relevant documents was rejected. We filed CMA 649 and 650 of 2018 in the High Court of Madras, Madurai Division Bench challenging the order passed by CESTAT. We requested High Court of Madras to order Excise authorities to share the communication issued to Customs basis which SCN was issued by Customs. Hearing concluded on June 13, 2019, before High Court of Madras and judgement is reserved. Further, we have written a letter to Commissioner on June 14, 2019, requesting to keep adjudication proceedings in abeyance till receipt of High Court of Madras Order.
The High Court of Madras has pronounced the order wherein our request to share the communication issued to Customs by excise authority has been turned down. Meanwhile, cross examination of the witnesses has also been completed by Customs Commissioner, Tuticorin and final order has been passed but kept in sealed cover as per the directions of the Hon’ble Supreme Court. Matter will be listed before Hon’ble Supreme Court in due course.

–	Petitions have been filed in the Rajasthan High Court relating to sales tax
We have filed two writ petitions before the High Court of Rajasthan, seeking to quash the two letters issued by Finance (Tax) department, Jaipur and to set aside the show cause notice issued by the Rajasthan Sales Tax Department, demanding Rajasthan VAT on sales of crude oil alleging that the sales are intra-state sale (as opposed to an inter-state sale). The matter was last heard on May 17, 2016 and the judgement dated July 13, 2016 allowed our petition and held that sale of crude oil should be regarded as interstate sale subject to central states tax and that Rajasthan VAT should not be applicable. Subsequently, the Rajasthan Sales Tax Department filed an appeal before the division bench of the High Court of Rajasthan on September 9, 2016, challenging the previous order. On April 4, 2018, division bench dismissed the petition filed by the Rajasthan Sales Tax Department. Thereafter, the Rajasthan Sales Tax department has filed an SLP before Hon’ble Supreme Court against the judgment of the Division Bench of the Rajasthan High Court, the said SLP of the department was dismissed due to failure of the department to cure the defects in filing despite specific order from the Hon’ble Supreme Court. However, on the request of Rajasthan Sales Tax Department, the SLP has been restored vide order dated July 5, 2019, and on February 13, 2020, all the defects have been removed. The matter was admitted on February 28, 2020. For hearing on merit, matter will be listed in due course.

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
Post some contradictory orders of High Courts across India adjudicating on similar challenges, the Hon’ble Supreme Court referred the matters to a nine-judge bench. Post a detailed hearing, although the bench rejected the compensatory nature of tax as a ground of challenge, it maintained status quo with respect to all other issues which have been left open for adjudication by regular benches hearing the matters.
Following the order of the nine-judge bench, the regular bench of the Hon’ble Supreme Court proceeded with hearing the matters. The regular bench remanded the entry tax matters relating to the issue of discrimination against domestic goods bought from other States to the respective High Courts for final determination but retained the issue of jurisdiction for levy on imported goods, for determination by the regular bench of the Hon’ble Supreme Court. Following the order of the Hon’ble Supreme Court, the Group filed writ petitions in respective High Courts.

On October 9, 2017, the Hon’ble Supreme Court has held that states have the jurisdiction to levy entry tax on imported goods. With this Hon’ble Supreme Court judgment, imported goods will rank pari passu with domestic goods for the purpose of levy of Entry tax. Vedanta Limited and its subsidiaries have amended their appeals (writ petitions) in Odisha and Chhattisgarh to include imported goods as well. With respect to Rajasthan, the State Government has filed a counter petition in the Rajasthan High Court, whereby it has admitted that it does not intend to levy the entry tax on imported goods.
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
Hindustan Zinc Limited has opted for RJ Amnesty Scheme and settled its demand by making a payment of
₹
 1,342 million ($ 18 million) against total claims of
₹
 2,000 million ($ 26 million).
The total claims against Vedanta Limited and its subsidiaries are
₹
 14,120 million ($ 193 million) and
₹
 13,592 million ($179 million) net of provisions made as of March 31, 2021, and March 31, 2022 respectively.

–	Writ petition filed in the Hon ’ ble Supreme Court by Cairn India Limited (now Vedanta Limited - oil and gas business) relating to extension of tenure of the PSC for the RJ block
Vedanta Limited filed a writ petition before the High Court of Delhi against the MoPNG, the DGH and ONGC regarding the extension of the tenure for the RJ block PSC for the RJ block.
The RJ block PSC was valid until May 14, 2020. Consistent with the terms of the RJ block PSC, given that the RJ block is also producing natural gas, Vedanta Limited has been requesting an extension of the tenure of the RJ block PSC for a period of up to 10 years, i.e., until May 14, 2030.
In view of MoPNG’s delay, a writ petition was filed by Cairn India (now Vedanta Limited - oil and gas business) on December 11, 2015, seeking relief from the High Court of Delhi.
The High Court of Delhi on May 31, 2018, allowed the writ petition, directing GoI to extend the RJ block PSC for a period of ten years beyond the current contract term in accordance with Article 2.1 of the RJ block PSC on the same terms and conditions. The GoI appealed the decision of the Single Bench before the Division Bench High Court of Delhi.
On directions of the Division Bench in an application filed by Vedanta Limited, the GoI granted its approval for a ten-year
extension of the RJ block PSC pursuant to its letter dated October 26, 2018, under the
Pre-NELP
Extension Policy, subject to certain conditions.
The matter was decided vide order dated March 26, 2021, when the High Court of Delhi has allowed the appeal of GoI against the single judge order. While the Company has challenged the Judgement of the Division Bench of High Court of Delhi before the Hon’ble Supreme Court vide its SLP filed on June 30, 2021, the Company has paid additional 10% Profit Petroleum to the GoI w.e.f. May 15, 2020, in absence of any stay on the same. We have filed application for amendment of SLP to bring additional grounds and question of law on March 8, 2022. Also, we have filed application seeking interim relief on March 8, 2022. On May 18, 2022, Company had made an oral submission before the Hon’ble Supreme Court seeking urgent listing of the matter. The matter is to be heard in due course.

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
In view of the aforesaid, Cairn India Limited (now Vedanta Limited - oil and gas business) filed a writ petition in the High Court of Delhi on December 11, 2015, to obtain relief in the form of orders to the DGFT, MoPNG and IOCL for approvals and authorizations to permit and facilitate the export of RJ Block crude oil, to the extent GoI nominated buyers are unable to cover the entire production. Through its order dated December 14, 2015, the High Court of Delhi ordered the MoPNG, DGFT and IOCL to obtain necessary instructions on whether the GoI was willing to pick up the entire crude oil production from the RJ Block, or in the alternative was ready to grant permission to Cairn India Limited (now Vedanta Limited - oil and gas business) to directly export the crude oil not covered by the GoI nominees.

On October 18, 2016, the Delhi High Court set aside the writ petition. Cairn India Limited (now Vedanta Limited - oil and gas business) filed an appeal against the said order before the division bench of the High Court of Delhi which was also dismissed on November 28, 2018. Vedanta Limited has now filed a SLP before the Hon’ble Supreme Court against the dismissal of the writ petition by the Delhi High Court. The matter was heard on April 22, 2019, by the Hon’ble Supreme Court and the court directed that notice be issued to GoI and has given four weeks’ time to GoI to revert with its response, post which the matter will be listed for hearing to decide upon the admission of the SLP. No reply was filed by GoI. Vedanta Limited on December 21, 2021, filed a petition to withdraw the SLP. On February 16, 2022, Vedanta Limited filed an application for urgent listing of petition for withdrawal of SLP which will be heard in due course.
Cairn DGH arbitration issue
The GoI granted its approval for a
ten-year
extension of the RJ block PSC vide letter dated October 26, 2018, under the
Pre-NELP
Extension Policy, subject to certain conditions. The conditions relate to the completion of certain (i) technical activities in the RJ block before the expiry of the primary tenure of the RJ block PSC, (ii) prescribes mechanism and criteria for exploration cost recovery, (iii) submission of audited accounts/end of year statements and (iv) payment against any amounts due on account of audit observations. The GoI has subsequently on December 3, 2019, removed the condition of the submission of audited accounts as imposed under the letter of extension dated October 26, 2018.
In connection with one of the conditions for the RJ block PSC extension, the DGH raised certain queries on May 12, 2020, relating to the notification of certain audit exceptions raised for fiscal year 2016 to 2017 relating to the share of Vedanta Limited and its subsidiary. Vedanta Limited has disputed these queries together with the other audit exceptions for fiscal years 2016 to 2018 on the basis that such audit findings and exceptions are not in accordance with the RJ block PSC nor are they sustainable and thereby do not prevail nor result in the creation of any liability on Vedanta Limited and its subsidiary. Vedanta Limited is of the belief that it has reasonable grounds to defend its proposition and which are further supported by independent legal opinions on the same. Vedanta Limited had proposed for the relevant issues pertaining to these audit findings and exceptions to be referred for expert determination in accordance with the provisions of the RJ block PSC. On May 14, 2020, Vedanta Limited invoked the dispute resolution process in accordance with the RJ block PSC process and issued notice for arbitration to which the GoI has responded on June 29, 2020. The arbitration tribunal stands constituted and Vedanta Limited also filed its application for interim relief. The interim relief application was heard by the Tribunal on December 15, 2020, wherein it was directed that GoI should not take any coercive action to recover the disputed amount of audit exceptions which is presently in arbitration and that during the arbitration period, GoI should continue to extend the tenure of the RJ block PSC on terms of current extension. The GoI has challenged the said order before the Delhi High Court and the matter is to be heard in due course. The GoI has also filed application before the Tribunal objecting to its jurisdiction to decide issues arising out of or relating to the PSC extension policy dated April 7, 2017, the Office Memorandum dated February 1, 2013, as amended and audit exceptions notified for FY
2016-18.
Vide its order dated September 23, 2021. the Tribunal dismissed the motion and ordered costs in favour of VL and CEHL. The costs are not payable until the end of the arbitration or further order in the meantime. Vedanta Limited has also filed an application seeking directions from the Delhi High Court to direct GoI to not link the PSC extension with the wrongful demand under the audit exceptions and to extend the PSC for 10 years without insisting upon a payment of disputed dues which have been already referred to arbitration. This application was heard briefly on April 12, 2022, and notice has been issued. GOI has filed its reply on May 13, 2022. Vedanta Limited has filed it’s Rejoinder to GoI’s Reply on May 20, 2022.
Separately, on September 23, 2020, GoI filed an application for interim relief before Delhi High Court seeking payment of all disputed dues. The Delhi High Court has not passed any order against any of the parties and the matter is to be heard in due course

–	Proceedings related to the steel operations CTO revocation by MoEF &CC
ESL’s CTO the greenfield integrated steel plant at Bokaro was not renewed by the JSPCB following its expiry in December 2017. A writ petition was filed by ESL before High Court of Jharkhand against the orders issued by the JSPCB of rejecting ESL’s application for the renewal of its CTO. The MoEF&CC issued an order on September 20, 2018, revoking the environmental clearance of ESL which was also challenged before the High Court of Jharkhand in a separate writ petition. The High Court of Jharkhand granted a stay against orders on MoEF&CC (in relation to the revocation of environmental clearance and JSPCB and allowed the plant operations to continue till the next date of hearing and also allowed ESL to apply for statutory clearance without prejudice to its rights and contentions. Pursuant to this order ESL has applied for forest diversion proposal on October 4, 2018, without prejudice to its rights and contentions. On September 16, 2020, the High Court of Jharkhand passed an order that the plant operations were to continue only until September 23, 2020. ESL filed a special leave petition before the Hon’ble Supreme Court and in an urgent hearing on September 22, 2020, the Hon’ble Supreme Court granted ESL a stay of the aforementioned order and granted ESL permission to continue operating the plant until further orders from the Hon’ble Supreme Court.
ESL filed a petition to the High Court of Jharkhand petition, challenging some alleged violations by ESL on the terms of reference. However, an application has been filed for withdrawal of the petition challenging the term of reference condition as the EAC was unable to proceed with recommendation of the EC due to pendency of the case.

ESL made an application for restoration/revision of environmental clearance, which is pending consideration of MoEF & CC. On December 17, 2019, ESL’s Forest Diversion Proposal received Stage I clearance from the Forest Advisory Committee. On August 25, 2020, ESL was granted a term of reference to complete the process of EC for 3 mtpa plant. In compliance with the terms of reference conditions, the regional pollution control board filed a complaint for violation of environment protection act, and the district court has taken cognisance of the offence. ESL is defending the cognisance and an appeal has been filed. Separately, the public hearing relating to the grant of environmental clearance was concluded in favour of ESL. Further, the EAC held a meeting on July 29, 2021, and recommended the grant to EC to ESL subject to certain conditions, including the forest clearance.
The MoEF&CC vide its letter dated August 25, 2021, rejected “as of now” the grant of EC to ESL due to stay on the standard operating procedure for identification and handling of violation cases under Environmental Impact Assessment, 2006 notification issued by MoEF&CC on July 7, 2021, for violation cases by Madras High Court (Madurai Bench). However, it was clarified that once the aforesaid standard operating procedure is upheld or stay is vacated, the recommendation will be considered without going to the EAC again. An interlocutory application was filed in the pending Hon’ble Supreme Court matter against the rejection of the environmental clearance on as of now basis due to the stay on the aforesaid standard operating procedure. The Hon’ble Supreme Court pronounced the judgment on December 9, 2021 (special leave petition along with the interlocutory application) and passed the following: (i) the special leave petition was granted, (ii) the impugned order passed by Madras High Court was set aside, and (iii) the MoEF&CC was directed to process the environmental clearance application of ESL according to the applicable law within a period of three months. MoEF&CC vide its letter dated February 2, 2022, has deferred the grant of EC till Forest Clearance
Stage-II
is granted to ESL. ESL has submitted its reply against MoEF&CC letter vide letter dated February 11, 2022, for reconsidering the decision and not linking EC with FC since as per the applicable law and available precedents, grant of FC Stage – II is not a condition precedent for grant of EC. Discussions are ongoing with MoEF&CC.

–	Proceedings in respect of claim of Operational Creditors
The resolution plan submitted by Vedanta Limited for the acquisition of ESL under the IBC was approved by NCLT, Kolkata with nil payment to Operational Creditors. The Operational Creditors unsuccessfully challenged NCLT’s approval of the plan before the NCLAT before approaching the Hon’ble Supreme Court in a further appeal.
The Hon’ble Supreme Court vide its order dated November 27, 2019, without staying the implementation of the resolution plan, remanded the matter back to NCLT, Kolkata for it to assess solely on the issue of whether the matter should be sent back to the Committee of Creditors to reconsider nil payment to all Operational Creditors. The Operational Creditors filed applications in this matter to which we have submitted our reply.
The NCLT, Kolkata has passed a final order whereby the matter has been disposed off and wherein it was observed that to balance the interests of all the stakeholders, the payments to the various classes of Operational Creditors who have been paid nil value, needs to be reassessed and re-considered by the Committee of Creditors.

–	Proceedings relating to the cost pass through for installation and operation costs of flue gas desulphurization (“FGD”)
MoEF&CC issued Environment (Protection) Amendment Rules 2015 vide notification dated December 7, 2015, to implement new emission norms including regulation of sulphur and nitrogen oxide emissions in all thermal power plants in India. The timeline for TSPL to implement these norms as notified by CPCB was December 31, 2019. TSPL approached PSPCL since additional costs under change in law are payable by PSPCL as per the PPA, but no positive response was received from PSPCL. Thereafter, TSPL filed a petition before PSERC regarding approval and consequent tariff adjustment due to change in law event. PSERC passed an adverse order in the matter considering that the said notification is not a change in law event. TSPL thereafter filed an appeal before APTEL. The amounts involved for the capital cost of installation and operation of the FGD units are estimated at
₹
 10,000 million ($ 131.80 million) and a recurring
₹
 700 million ($ 9.22 million) per year.
APTEL vide order dated August 28, 2020, has approved the said notification including installation and operation of FGD and associated system for Sulphur Dioxide (“SO2”) emissions as well as installation and operation of SNCR and/or any other appropriate technology for NOx emissions as a change in law event as per the PPA. It has further stated that TSPL is entitled for additional expenditure for installation and operation of FGD and associated systems including all allied cost like taxes, duties etc. as a part of Additional Capital Cost to be incurred by TSPL and has directed the Commission to devise a mechanism for payment of above mentioned costs and other expenses in relation to procurement, installation, commissioning, operation and maintenance of FGD for SO2 as approved by the concerned authority, after prudence check. Further, TSPL has filed a caveat before Hon’ble Supreme Court. PSPCL has now filed an appeal from the order of the APTEL before the Hon’ble Supreme Court. The appeal was listed before the Hon’ble Supreme Court on February 3, 2022, wherein notice was issued, and parties were asked to file counter affidavits. The matter is yet to be listed.
In the meantime, TSPL has applied to the Central Pollution Control Board (“CPCB”), Ministry of Power and the Central Electricity Authority (“CEA”) to grant an extension of the deadline to implement new emission norms. Separately, the Punjab State Government has also written to the central government requesting for extension of deadline for power plants in Punjab including TSPL’s plant. Further, the Hon’ble Supreme Court in a related matter, has also recorded the submissions made by the central government as well as the affidavits filed by various power plants that a more feasible date for FGD installations would be December 2022.
The State Pollution Control Board (“SPCB”) had issued a show cause notice dated November 21, 2019, for non-compliance
of directions issued by CPCB u/s 5 of the Environment (Protection) Act, 1986 and accorded a personal hearing to TSPL. Upon TSPL’s hearing submission the SPCB vide its letter dated November 27, 2019, disposed of the said show cause notice with recommendations to the CPCB to accept TSPL’s request for granting the extension for the installation of the FGD up to December 31, 2022.

Later, on January 31, 2020, the CPCB issued a show cause notice for non-compliance
with its directions u/s 5 of Environment (Protection) Act, 1986. TSPL has replied to the notice and submitted that the timelines issued were not feasible in nature as technical specifications were issued only in June 2018. TSPL, in its reply, has also requested for an extension of timeline for installation of FGD till December 31, 2022. CPCB vide its letter dated May 8, 2020 (received on June 3, 2020) has levied an Environmental Compensation of
₹
 1.8 million per unit per month ($ 0.02 million) for
non-compliance
to emission norms. On June 5, 2020, TSPL responded to the notice requesting CPCB to revoke the said notice and grant time extension. However, TSPL has deposited an environmental compensation of five months to the CPCB in protest.
Further, pursuant to a notice dated October 16, 2020, and a corrigendum dated November 4, 2020, CPCB has extended the timeline for installing the FGD to February 28, 2021, for Unit 1 and December 31, 2020, for Unit 2 and October 31, 2020, for Unit 3. TSPL has also requested CPCB to refund the compensation paid by TSPL and grant timeline extension of 30 months from the date of commencement of work of the FGD project.
TSPL has also filed an application for impleadment in the case of M.C. Mehta v UOI & Ors. and an application for directions before the SC for providing ad interim stay on the compensation and grant timeline extension for installation of FGD which is yet to be listed.
TSPL is in the process of retendering for FGD Project. However, as per the notification issued by MoEF&CC dated March 31, 2021, the timeline for complying with the emission norms has been extended to December 31, 2024. TSPL has vide letter dated April 14, 2021, October 14, 2021, and December 31, 2021, requested CPCB to refund us the compensation paid by TSPL for the months of May 2020 to September 2020.

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
These issues arise from the interpretation and application of the RJ Operating Agreement (“OA”), the RJ block PSC.
On March 1, 2019, Vedanta Limited served a notice of arbitration in accordance with the dispute resolution mechanism prescribed in the RJ block PSC and OA to ONGC and ONGC has responded to the same on April 12, 2019. The Arbitral Tribunal has been constituted in accordance with and pursuant to the RJ block PSC. The pleadings have been completed in the matter and evidential hearing concluded on January 28, 2022. Post hearing brief has been submitted by both the parties on April 4, 2022. Reply to post hearing briefs to be filed by both the parties by May 9, 2022.Final arguments concluded on May
30-31,
2022. Award is awaited.
In parallel, on May 10, 2019, ONGC filed an interim application under Section 9 of the (Indian) Arbitration Act seeking interim relief before the High Court of Delhi claiming royalty from Vedanta Limited of approximately $ 394 million along with interest. The matter has been listed several times since May 2019 and no interim relief sought by ONGC had been granted. The matter is now listed on August 29, 2022.

–	Baker Arbitration
Vedanta Limited had entered into two development contracts viz. Supply and Services, in 2018 with two Baker Hughes companies in the MBA fields in RJ block. On the notice of force majeure by Baker in respect of the services contract, Vedanta Limited as per its contractual right terminated the active call outs under the Services contract. There is a dispute between the parties relating to the amount payable towards outstanding dues as on the date of Termination and whether only active call outs under the Service Contract stand terminated or both contracts in entirety are terminated. Baker invoked arbitration under both the contracts in November 2020 and are claiming a total amount of $ 124 million from Vedanta Limited, which is disputed by Vedanta Limited. The Tribunal has been constituted. As per the Procedural Order, the Claimants have filed their Statement of Claim by March 25, 2022. Statement of Defence and Counterclaim has been filed by Vedanta Limited on July 12, 2022, which will be heard in due course.

–	GRIDCO Power purchase agreement amendment matter (Short supply issue)
Vedanta Limited has set up a 4x600MW Thermal Power Plant (TPP) at Jharsuguda, Odisha. In the year 2012, Vedanta Limited executed a power purchase agreement (“PPA”) with GRIDCO vide Consolidated PPA dated December 19, 2012, whereby it was obligated to supply certain quantum of power from its TPP to GRIDCO. Thereafter, in 2015, Vedanta Limited had filed a petition before Orissa Electricity Regulatory Commission (“OERC”) seeking conversion of its 4 IPP units to Captive Generating Plants (“CGP’s”). The said prayer was partly allowed by OERC by its order dated January 27, 2016, and the parties were directed to make necessary changes to the PPA incorporating the directions thereof and submit the revised PPA for approval of the Commission.
Meanwhile, a meeting was held between the parties on November 1, 2016, whereby it was agreed inter alia that in case there is a shortfall in supply of power by Vedanta Limited to GRIDCO, then GRIDCO shall be entitled to levy penalty on Vedanta Limited at such rate as agreed in the minutes. In furtherance to the said MoM, GRIDCO started raising debit notes on Vedanta Limited for such shortfall in supply of power and has as such raised the debit notes on Vedanta Limited till the month of December 2019 amounting to a total value of
₹
 4,970 million ($ 65.51 million). Vedanta Limited has disputed these debit notes on various grounds.

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
The Commission was pleased to allow the aforementioned prayer and in furtherance to the same, a meeting was held between Vedanta Limited and GRIDCO in the presence of Director (RA), OERC on June 7, 2019. In the said meeting, certain modalities for payment of compensation by Vedanta Limited for short supply of power on the principle of no profit and no loss were agreed between the parties and minutes were signed. Therefore, the minutes dated November 1, 2016, stood superseded by the minutes dated June 7, 2019. However, subsequently GRIDCO disputed the said minutes as being non-implementable
and raised additional issues as well.
GRIDCO is not making payment of undisputed outstanding receivables of Vedanta Limited towards monthly energy bills on account of the fact that it has an alleged counter claim of
₹
 27,780 million ($ 368 million) towards debit notes being raised by it in accordance with the earlier minutes dated November 1, 2016. However, Vedanta Limited has disputed the said minutes and has also maintained that these minutes stand superseded by minutes dated June 7, 2019, which were signed between both the parties in presence of Director (RA), OERC. In fact, Vedanta Limited in its preliminary reply had also sought a direction from OERC seeking payment of 100% payment of undisputed invoices and at least 75% of disputed invoices as per the provisions of the PPA. Post signing of minutes dated June 7, 2019, we have also submitted before the Commission that we are committed to comply with the modalities agreed in the said minutes. The total receivables of Vedanta Limited as on March 31, 2022 stands at
₹
 12,926.88 million ($ 170.38 million).
The final hearings in the matter were concluded on October 15, 2019. The OERC passed its final order on June 22, 2020 wherein Vedanta Limited and GRIDCO have been directed to amend the PPA in line with the terms laid out by the OERC. Additionally, OERC has directed GRIDCO to reconcile the arrear amounts due to Vedanta Limited and settle the payments within two months from date of the judgement. The reconciliation is still going on with GRIDCO.
On August 25, 2020, Vedanta Limited also filed a limited appeal before the APTEL in respect of certain limited issues arising out of the June 22, 2020 OERC    Order and the pleadings are completed. The matter was admitted on March 22, 2022 and next date of listing is awaited. GRIDCO has filed an appeal before APTEL against the order dated June 22, 2020 on April 7, 2022
Additionally, on September 18, 2020, GRIDCO filed an application for review of the June 2020 OERC Order before the OERC. Arguments in the matter had concluded on the review petition. Subsequently, OERC vide Order dated October 27, 2021 observed that issues raised by GRIDCO in review petition have been discussed in the impugned order and the present submissions made by GRIDCO in the review petition have already been considered by the Commission at different paragraphs of the impugned order and hence is dismissed.

–	Legal actions by Indian Income tax Authorities for additional income tax
Income tax returns submitted by companies are subject to a comprehensive review and challenge by the tax authorities. There are appellate procedures available to both the tax authorities and taxpayers and it is not uncommon for significant or complex matters in dispute to remain outstanding for several years before they are finally resolved by the High Court or the Hon’ble Supreme Court. There are certain income tax legal proceedings which are pending against us. Potential liabilities, if any have been adequately provided for and interest and penalty, if any would be additional. The Company and certain of its operating subsidiaries have been issued demands by the income tax authorities, principally in respect of tax holidays and disallowances of expenditures relating to exempt income, amounting to
₹
 19,442 million and
₹
 13,589 million ($ 179 million) as of March 31, 2021 and March 31, 2022, respectively.

–	Legal actions by third parties, Indian sales tax, excise and related tax authorities for additional sales tax, excise and indirect duties
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
₹
 47,820 million and
₹
 46,549 million ($ 614 million) as at March 31, 2021 and March 31, 2022 respectively.

–	NGT Matter
Vedanta Limited (Div: Oil & Gas) was granted an EC by MoEF&CC dated April 19, 2019, for expansion of its capacity from 300,000 BOPD to 400,000 BOPD for
RJ-ON-90/1
Block. The grant of the EC has been challenged by a local resident on the purported grounds that Vedanta Limited is causing pollution in the nearby areas in violation of the EC conditions and has made an application before the NGT (Central Zone) for the cancellation of the EC. Vedanta Limited has filed its reply against the Application along with documents refuting all allegations. The Applicant has filed rejoinder on April 18, 2022, and the matter was heard on May 23, 2022. On May 30, 2022, the matter was disposed off in favour of Vedanta Limited.

–	Proceedings in relation to preliminary default notice issued by PSPCL
PSPCL issued a Preliminary Default Notice dated September 15, 2021, to TSPL alleging Seller’s Event of Default under Article 14.1(iv) of the Power Purchase Agreement (“PPA”) on account of TSPL’s failure to achieve Average Availability of its Power Plant to the extent of 65% for the considered 12 non-consecutive
months within a continuous aggregate period of 36 months i.e., from September 2018 to August 2021.
TSPL vide its interim reply dated September 17, 2021 read with detailed reply dated October 6, 2021 to the aforementioned notice communicated to PSPCL that there is no default by TSPL under Article 14.1(iv) of the PPA and the Preliminary default notice is based on incorrect interpretation of the PPA and wrongful consideration of the Availability declared by TSPL for the months of October 2020 and November 2020 among the 12 non-consecutive
months considered by PSPCL within the continuous aggregate period of 36 months i.e. from September 2018 to August 2021.
TSPL submitted that during the months of October 2020 and November 2020, TSPL was technically fully available to generate power, however as a consequence of PSPCL’s failure in fulfilling its obligation under the PPA of arranging adequate quality and quantity of coal at TSPL’s project site for the generation of power, TSPL’s operational availability fell below 65% in the months of October 2020 and November 2020 and a complete shutdown of plant operation had to be forced upon by TSPL from October 20, 2020 till November 23, 2020 because of non-availability
of coal at Project site.
Also, TSPL relied on the judgements of APTEL dated April 7, 2016 passed in Appeals Nos. 56 and 84 of 2013 and dated July 19, 2021 passed in Appeal Nos. 317 and 220 of 2019, wherein it was held that the obligation to sign FSA and arrange adequate quality and quantity of coal for generation of power from TSPL’s Project is that of PSPCL.
Moreover, Punjab SLDC has been selective and discriminatory in its approach by not considering the actual declared capacity (DC) declared by TSPL for its Project during October and November 2020 and acted at the behest of PSPCL and issued the State Energy Account for October and November 2020 recording the DC of TSPL’s Power Plant based upon the quantum of power scheduled by PSPCL from the Power Plant of TSPL in the said months. By doing so Punjab SLDC has acted contrary to the terms of the PPA, Punjab Grid Code, IEGC 2010 and Tariff Regulations whereby it is recognized that it is Haha’s sole prerogative to declare DC and SLDC’s obligation to consider/accept the same.
TSPL has filed a petition along with applications for obtaining ad interim stay and urgency before PSERC seeking quashing and setting aside the Preliminary Default Notice dated September 15, 2021 issued by PSPCL alleging Seller’s Event of Default under Article 14.1(iv) of the PPA for the average availability of 12 months in non consecutive period of 36 months being below 65%.
The petition came up for hearing on February 9, 2022 wherein PSERC directed PSPCL to file reply to the petition and stay application within four weeks and directed TSPL to file its rejoinder within 2 weeks thereafter. Meanwhile the interim stay granted via order dated January 24, 2022 is extended till the next date of hearing.
The Petition was listed for hearing but adjourned on several occasions until July 13, 2022, when the matter was heard, and both the parties presented their arguments at length. Order has been reserved by the bench and the parties have been asked to file written submissions, if any.

–	Writ Petition against 12(1)(hh) notice received from Directorate of Mines and Geology
On May 4, 2022, Vedanta Limited, Sesa Resources Limited, Sesa Mining Corporation Limited and Cosme Costa received notices from DMG under the provisions of Section 12(1)(hh) of the Mineral Concession Rules (Other than Atomic and other Hydrocarbon Energy Minerals) Concession Rules, 2016 directing the company to vacate the mining leases by June 6, 2022. The notice mentioned that vide order dated April 21, 2014 in Goa Foundation I, and order dated February 7, 2018 in Goa Foundation II, the mining leases of the notice receivers had expired. Further, it was also mentioned that the Hon’ble Supreme Court vide order dated January 30, 2020 in another matter granted a period of 6 months to the leaseholders to remove all the mineral ores lying on the mining leases as per clause 12(1)(gg) of MCR Rules, 2016. Vide order dated October 13, 2020 in Chowgule and Company Private Limited v. Goa Foundation, the Hon’ble Supreme Court granted time till January 2021 for the removal of mineral ore from the mining leases. A writ petition has been filed on behalf of Sesa Resources Limited on May 17, 2022 before the High Court of Bombay at Goa (WP 1115 of 2022), wherein, among other grounds, it was contended that the direction in Chowgule case was only for removal of mineral ore, and it cannot be extended to dispossession from the mining leases under Section 12(1)(hh). Further, the challenge to the constitutional validity of the Goa Daman and Diu Mining Concessions (Abolition and Declaration as Mining Leases) Act, 1987, which abolished the mining concessions and converted them to mining lease, is pending before the Hon’ble Supreme Court and until the constitutionality of the Abolition Act is upheld by the Supreme Court, no decision regarding the title of the mining leases can be taken as Sesa Resources Limited has been granted the concession in perpetuity by the Portuguese mining laws.
The first hearing in the WP 1115 of 2022 matter took place on May 18, 2022, wherein the High Court directed to list the matter on June 6, 2022. Respondents were directed to file their response by June 6, 2022. On June 6, 2022, one of the judges hearing the matter recused from the matter A new bench for hearing the matter was constituted. The captioned matters were taken up on June 17, 2022 by the new bench. Application for impleadment by Goa Foundation was allowed. High Court directed that the writ petition along with reply filed by the State Government of Goa be served on Goa Foundation. Goa Foundation was given two weeks of time to file their reply. The court directed the Petitioners to file Rejoinder before the next date of hearing. The matter was kept for further hearing on July 8, 2022. On July 8, 2022, the matter was part heard and is to be heard in due course.
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
As per Regulation 43A of the SEBI LODR Regulations, the top 500 listed companies shall formulate a dividend distribution policy. Accordingly, the policy was adopted to set out the parameters and circumstances that will be taken into account by the Board in determining the distribution of dividend to its shareholders and/or retaining profits earned by the Company. The dividend policy was revised and approved by the members of the Board on February 8, 2022. The policy is available on the website of the Company
www.vedantalimited.com.
Dividends paid to
non-resident
holders of ADSs are not subject to tax till March 31, 2020, in the hands of the recipient. However, the company that is distributing the dividend is liable to pay a “DDT” at the rate of 15.0% (on a gross basis) plus a surcharge of 10.0% and an education cess at the rate of 3.0%. According to the Finance (No. 2) Act, 2014, DDT is to be levied on gross distributable surplus amount instead of amount paid net of taxes. This resulted in an increase in the DDT to more than 20.0%, from 16.995% in the earlier years which was applicable to the dividends declared, distributed or paid on or after October 1, 2014. The Finance Act, 2018 increased the rate of cess from 3.0% to 4.0% which will result in an effective DDT rate of 20.6% from April 1, 2018. Under Section 115O(1A) of the Income Tax Act 1961, an Indian company, subject to certain conditions, can set off the dividend income received from its subsidiaries against the amount of dividend declared and distributed by it to its shareholders, therefore reducing the DDT to the extent of such set-off.
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
Future dividends will depend on our revenue, cash flows, financial condition (including capital position) and other factors. ADSs holders will be entitled to receive dividends payable in respect of the equity shares represented by the ADSs. Cash dividends in respect of the equity shares represented by the ADSs will be paid to the depositary in Indian Rupees and, except as otherwise described under the deposit agreement governing the issuance of our ADSs, will be converted by the depositary into US Dollars. The depositary will distribute these proceeds to ADSs holders. The equity shares represented by the ADSs will rank equally with all other equity shares in respect of dividends. ADSs holders will bear all of the currency exchange rate risk of the conversion of any dividends from Indian Rupees to US Dollars, and a decline in the value of the Indian Rupees as compared to the US Dollar would reduce the US Dollar value of any dividends, we pay that are received by ADSs holders. During the year, the Company has remitted three separate dividend payouts of which there were No ADS holders during the 2 nd
and 3
rd
interim dividend payout.
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
The policy was reviewed and amended on February 8, 2022.
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
Post the aforesaid voluntary open offer, the acquirer and PACs have acquired 167,500,000 equity shares of the Company representing 4.51% of fully diluted voting share capital, through a block deal on the stock exchanges thereby increasing acquirer’s indirect shareholding in the Company from 65.2% to 69.7%.
The Complete details in this regard can be accessed at
www.vedantalimited.com
.
Acquisition of Athena Chhattisgarh Power Limited
Subsequent to the balance sheet date, the Company acquired controlling stake in Athena Chhattisgarh Power Limited (“ACPL”) under the liquidation proceeding of IBC for a consideration of
₹
5,647 million ($ 74 million). ACPL is building a 1200MW (2 Units*600MW) coal-based power plant located at Jhanjgir Champa district, Chhattisgarh. The plant is expected to fulfill the power requirement for the Company’s aluminum business.
Levy of Special Additional Excise Duty
Subsequent to the balance sheet date, in oil and gas business, the GoI, vide its notification no. 05/2022 dated June 30, 2022 has levied Special Additional Excise Duty (SAED) of
₹
23,250 per tonne (approximately equivalent to $ 40 per barrel) on crude oil with effect from July 1, 2022, which has been revised to
₹
 17,000 per tonne (approximately equivalent to $ 30 per barrel) with effect from July 20, 2022. The SAED rate is expected to be revised every fortnight. This is in the nature of cess on windfall gain triggered by increase in crude oil prices over last few months. The Company is also engaging with the Government on this levy, within the framework of contractual agreements of PSC and RSC executed with the GoI.
The Company has performed sensitivity analysis to assess the impact of the above SAED on the fair value of assets in the oil and gas business which is determined basis the consensus of analyst recommendations of long term prices, discount rates, production quantity etc. Based on the results of such analysis, management believes that no adjustment to the carrying value of asset is required at this stage.

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
In July 2009, in connection with the offering of ADSs, each representing one equity share of par value
₹
 2, SIIL issued 131,906,011 new equity shares in the form of ADSs, at a price of $ 12.15 per ADS, aggregating approximately $ 1,603 million. Out of 131,906,011 equity shares, 41,152,263 equity shares were issued to Twin Star, which is a wholly owned subsidiary of Vedanta.
As of July 15, 2022, our issued and paid up capital was 3,717,504,871 out of which 3,717,199,039 is listed with the exchanges. Out of our equity shares that were outstanding. after giving effect to the bonus issue and share split which includes 305,832 equity shares pending allotment as they are under dispute. All our equity shares are registered shares.
We have executed a Uniform Listing Agreement with the NSE and the BSE pursuant to the SEBI LODR Regulations. Subsequent to this, we are required to comply with certain regulations in addition to the requirements under the Companies Act, 2013. Our outstanding equity shares are currently listed and traded on the NSE and BSE in India. For information regarding conditions in the Indian securities markets, see
“Item 3. Key Information – D. Risk Factors – Risks Relating to Investments in Indian Companies, Global Economic Conditions and International Operations.”

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

	NYSE Price for ADS		Average NYSE daily ADSs share trading	NSE Price per Equity Shares		Average NSE daily Equity share trading	BSE Price per Equity Shares		Average BSE daily Equity share trading
Fiscal year	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume

2014 (1)	13.59	4.76	537,824	3.56	1.17	6,757,850	3.55	1.17	947,611
2015	21.36	11.43	197,421	5.11	2.86	6,112,054	5.11	2.86	778,407
2016	14.43	3.52	226,508	3.52	0.88	12,085,613	3.52	0.88	1,483,779
2017	17.34	5.00	255,136	4.29	1.31	13,400,496	4.29	1.31	1,289,988
2018	21.99	13.78	481,231	5.46	3.34	10,521,105	5.46	3.35	882,330
2019	19.05	8.34	627,981	4.53	2.11	13,824,166	4.53	2.11	964,153
2020	11.18	3.24	675,972	2.59	0.80	13,907,340	2.59	0.80	806,054
2021	12.91	3.24	950,631	3.17	0.85	29,049,720	3.16	0.85	2,021,830
2022	20.14	11.23	1,286,279	5.51	2.76	16,362,221	5.51	2.76	1,214,113
2021
1 st Quarter	6.00	3.24	1,152,072	1.50	0.82	35,222,049	1.50	0.83	1,833,089
2 nd Quarter	7.52	5.62	595,558	1.92	1.41	19,025,080	1.92	1.41	848,146
3 rd Quarter	8.90	4.92	1,090,116	2.34	1.25	43,838,364	2.34	1.25	4,387,077
4 th Quarter	12.91	8.65	968,775	3.17	2.19	18,652,576	3.16	2.19	1,028,380
2022
1 st Quarter	16.32	11.23	9,78,944	3.99	2.82	15,839,496	3.99	2.82	774,850
2 nd Quarter	18.01	13.50	9,45,812	4.60	3.44	14,958,591	4.60	3.44	934,680
3 rd Quarter	20.14	14.98	2,810,430	5.19	3.81	21,662,520	5.19	3.80	1,731,993
4 th Quarter	—	—	—	5.51	4.05	12,860,518	5.51	4.05	1,407,111
2022
January, 2022	—	—	—	4.79	4.12	12,080,639	4.79	4.11	2,874,098
February, 2022	—	—	—	5.11	4.27	11,620,737	5.11	4.27	606,589
March, 2022	—	—	—	5.51	4.66	14,784,003	5.51	4.67	772,382
April, 2022	—	—	—	5.76	5.19	7,521,108	5.76	5.19	543,887
May, 2022	—	—	—	5.31	3.60	15,752,343	5.31	3.61	1,052,462
June, 2022	—	—	—	4.12	2.73	16,096,317	4.14	2.72	894,962
July 15, 2022	—	—	—	2.99	2.60	16,875,661	2.99	2.60	941,603

(1)
The first trading day on the NYSE was September 9, 2013, and, on the BSE and the NSE was August 27, 2013, since the
Re-organization
Transactions became effective. Since this date, the information relating to the high and low market prices and the average daily trading volumes of the ADSs, and the shares are of Vedanta Limited.

B. Plan of Distribution
Not applicable
C. Markets
The American Depositary Shares (ADS) of the Company have been delisted from NYSE effective close of trading on NYSE on November 8, 2021. This follows the filing done by the Company of Form 25 with Securities and Exchange Commission on October 29, 2021. As a consequence of the delisting becoming effective, termination of the Deposit Agreement under which the ADS were issued has also become effective close of trading on NYSE on November 8, 2021. Refer Item no.4 History and Development of our Company. The said action has no impact on the current listing status or trading of the Company’s equity shares on BSE and NSE and our equity shares continue to be listed on the NSE with stock code VEDL and on the BSE with stock code 500295.
D. Selling Shareholders
Not applicable
E. Dilution
Not applicable

F. Expenses of the Issue
Not applicable

ITEM 10.	ADDITIONAL INFORMATION
A. Share Capital
Not applicable
B. Memorandum and Articles of Association
General
Our Company Identification Number is L13209MH1965PLC291394. Our registered office is presently situated at 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai—400093, Maharashtra, India. The register of members is maintained at the registered office of the Company, office of the Registrar and Share Transfer Agent i.e., KFin Technologies Limited (formerly known as KFin Technologies Private Limited) in Hyderabad.
The corporate legal framework governing companies in India has undergone a change with the enactment of the Companies Act, 2013 (including any statutory modifications/ amendments made thereto). The Companies Act, 2013 has replaced the Companies Act, 1956. Majority of the provisions of the Companies Act, 2013 have been notified.
Accordingly, the legal framework governing us is the Companies Act, 2013, and rules made thereunder and the SEBI Regulations including any statutory modifications/amendments. Various statutory authorities and departments of the GoI have also extended and granted several temporary relaxations on compliances requirements on account of the COVID – 19 pandemic. The summary below does not include details of such temporary relaxations.
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
Share Capital
Our authorized share capital is
₹
 74,120,100,000 divided into 44,020,100,000 Equity Shares of
₹
 1/- (Indian Rupees One only) each and 3,010,000,000 preference shares of
₹
 10/- (Indian Rupees Ten only) each.
As of March 31, 2022, 3,717,504,871 equity shares, par value
₹
 1 per equity share, were issued and outstanding (including 305,832 equity shares which have been issued but pending allotment), of which Nil equity shares were held in the form of Nil ADSs.
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

Directors
Under our Articles of Association, there is no provision for a director to hold any qualification shares. According to the Companies Act, 2013, the age limit for retirement of whole-time directors is 70 years, provided that appointment of a person who has attained the age of 70 years may be made by passing a special resolution in which case the explanatory statement annexed to the notice for such motion shall indicate the justification for appointing such person. In case where no such special resolution is passed but votes cast in favour of the motion exceed the votes, if any, cast against the motion and the Central Government is satisfied, on an application made by the Board, that such appointment is most beneficial to the company, the appointment of the person who has attained the age of seventy years may be made. In addition, under the Companies Act, 2013 every listed entity is required to appoint at least one woman director. Further, the amended SEBI LODR Regulations, requires that the Board of top 500 listed entities shall have at least one independent woman director by April 1, 2019, and top 1000 listed entities by April 1, 2020. Subsequent to the amendment in SEBI LODR Regulations, no listed entity shall appoint a person or continue the directorship of any person as a non-executive
director who has attained the age of seventy five years unless a special resolution is passed to that effect and the explanatory to the notice to justify the appointment with effect from April 1, 2019.
Any director who is directly or indirectly interested in a contract or arrangement or proposed contract or arrangement entered into or to be entered into by us or on our behalf is required to disclose the nature of his interest at a meeting of the Board and such interested director shall not participate in any discussion of, or vote on, any contract, arrangement, or proposal in which he is interested. In addition, the company may advance any loan directly or indirectly, or provide any guarantee or security, directly or indirectly, in connection with any loans made by a third party, to our directors or any other concern where directors are interested subject to compliance with the applicable provisions. A director is required to disclose his personal interest to the board of directors on an annual basis and at the first meeting of the board of directors after the interest arises.
Alteration of Shareholder Rights
Pursuant to Section 48 of the Companies Act, 2013, and subject to the provisions of the articles of association of a company and the relevant rules as issued by the MCA, where the share capital of a company is divided into different classes of shares, the rights of any class of shareholders can only be altered or varied with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or by a special resolution passed at a separate meeting of the holders of the issued shares of that class, or pursuant to a judicial order sanctioning a compromise or arrangement between the company and such class of shareholders.
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

(i)	in the case of an annual general meeting, by not less than ninety-five per cent of the members entitled to vote there at; and

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
Under the Companies Act, 2013, general meetings are to be held either at the registered office or at another place within the city, town or village in which the registered office is situated. Business may be transacted at a general meeting only when a quorum of shareholders is present. Thirty members personally present, entitled to attend and to vote on the business to be transacted, will constitute a quorum, if the number of members as on the date of the meeting is exceeding five thousand.
The annual general meetings deal with and dispose of all matters prescribed by our Articles of Association and by the Companies Act, 2013, including the following ordinary business matters:

•	The consideration of our annual financial statements and report of our directors and auditors;

•	Appointment of directors in place of those retiring;

•	The appointment of auditors and the fixing of their remuneration; and

•	The approval of dividends.

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
Dividends
Under the Companies Act, 2013, unless the board of directors recommends the payment of a dividend, the shareholders at a general meeting have no power to declare any dividend. The Board of Directors of a company may declare interim dividend during any financial year or at any time during the period from closure of financial year till holding of the annual general meeting out of the surplus in the profit and loss account or out of profits of the financial year for which such interim dividend is sought to be declared or out of profits generated in the financial year till the quarter preceding the date of declaration of the interim dividend. Provided that in case the company has incurred loss during the current financial year up to the end of the quarter immediately preceding the date of declaration of interim dividend, such interim dividend shall not be declared at a rate higher than the average dividends declared by the company during the immediately preceding three financial years. A company pays dividends recommended by the board of directors and approved by a majority of the shareholders at the annual general meeting of shareholders for the financial year. The shareholders have the right to decrease but not increase the final dividend amount. Listed companies are required to declare and disclose the dividends paid on a per share basis only. Dividends are generally declared per equity share and are to be paid and distributed in cash in proportion of the paid-up
value of their shares. The Companies Act provides that shares of a company of the same class must receive equal dividend treatment. Dividends can be paid in cash or by cheque or in any electronic mode to the registered shareholder at a record date or book closure fixed on or prior to the annual general meeting or to his order or his banker’s order. No shareholder is entitled to a dividend while any lien in respect of unpaid calls on any of such shareholder’s shares is outstanding.
These distributions and payments are required to be paid to shareholders within 30 days of the annual general meeting where the resolution for declaration of dividends is approved. The dividend so declared is required to be deposited in a separate bank account within a period of 5 days from the date of declaration of such dividend. All dividends unpaid or unclaimed within a period of 30 days from the date of declaration of such dividend must be transferred within 7 days of the end of such period to a special unpaid dividend account held at a scheduled bank. The company shall, within a period of 90 days of making any transfer of an amount to the unpaid dividend account, prepare a statement containing the names, their last known addresses, and the unpaid dividend to be paid to each person and place it on the website of the company and also on any other website approved by the Central Government for this purpose. Any dividend which remains unpaid or unclaimed for a period of seven years from the date of the transfer to an unpaid dividend account must be transferred along with interest accrued to the Investor Education and Protection Fund along with a statement containing such details. Also, all shares in respect of which unpaid or unclaimed dividends have been transferred shall also be transferred by the company in the name of this fund along with a statement containing such details as may be prescribed.
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
According to the Companies Act, 2013 and the SEBI LODR Regulations, effective December 1, 2015, for listed companies, voting at general meetings has to be done by remote electronic voting. For those shareholders who are unable to vote through this facility, the facility of physical voting through ballot papers/ electronic voting is provided at the meeting. Upon a poll, the voting rights of each shareholder entitled to vote and present in person or by proxy shall be proportionate to the capital paid-up
on each share against our total
paid-up
capital. In the case of a tie vote, the chairman of the meeting, who is generally the chairman of our Board of directors, has the right to cast a tie-breaking
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
Our Articles of Association provide for certain restrictions on the transfer of equity shares, including granting power to the board in certain circumstances, to refuse to register or acknowledge a transfer of equity shares or other securities issued by us. Under the SEBI LODR Regulations, in the event we have not affected the transfer of shares within 15 days or where we have failed to communicate to the transferee any valid objection to the transfer within the stipulated time period of 15 days, we are required to compensate the aggrieved party for the opportunity loss caused during the period of delay.
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
The NCLT may, in its discretion, issue an interim order suspending the voting rights attached to the relevant equity shares before completing its investigation of the alleged contravention. If a person contravenes the order of the NCLT under Section 58 of the Companies Act, 2013, he shall be punishable with imprisonment for a term which shall not be less than one year but which may extend to three years and with fine which shall not be less than
₹
 100,000 but which may extend to
₹
 500,000.
In addition, the Companies Act, 2013 provides that the NCLT may direct a rectification of the register of members for a transfer of equity shares which is in contravention of Securities and Exchange Board of India Act, 1992, the Securities Contracts (Regulation) Act, 1956, upon an application by the company, a participant, a depository incorporated in India, an investor or SEBI.
Further, with effect from April 1, 2019, SEBI Regulations mandate that except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in the dematerialized form with a depository

Disclosure of Ownership Interest
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

(iii)
has right to receive or participate in not less than ten per cent. of the total distributable dividend, or any other distribution, in a financial year through indirect holdings alone, or together with any direct holdings; and

(iv)	has right to exercise, or actually exercises, significant influence or control, in any manner other than through direct-holdings alone.
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
The register and index of beneficial owners maintained by a depository under the Depositories Act, 1996 is deemed to be an index of members and register and index of debenture holders. We recognize as shareholders only those persons whose names appear on our register of members, and we do not recognize any person holding any equity share or part thereof on trust, whether express, implied or constructive.
To determine which shareholders are entitled to specified shareholder rights, we may close the register of members. For the purpose of determining our shareholders, our register of members may be closed for periods not exceeding in aggregate 45 days in each year but not exceeding 30 days at any one time and we are required to ensure that there is a gap of at least 30 days between the two record dates. In order to determine our shareholders’ entitlement to dividends, it is our general practice to close the register of members for approximately 10 to 20 days before the annual general meeting. The date on which this period begins is the record date. Under the SEBI LODR Regulations, pertaining to NSE and BSE on which our equity shares are listed, we are required to give at least 7 working days’ advance notice to the stock exchange, set a record date and/or close the register of members. The trading of our equity shares and the delivery of shares certificates may continue while the register of members is closed.
Annual Report
At least 21 clear days before an annual general meeting, we must circulate our annual report, which comprises of either a detailed or abridged version of our audited financial accounts, our directors’ report, our corporate governance report, and our auditor’s report, to the shareholders along with a notice convening the annual general meeting. In addition, we must furnish to the exchanges quarterly unaudited or audited results within 45 days after the end of each accounting quarter. We are required to furnish to the exchanges audited financial results for the entire financial year within 60 days of the end of the financial year and to publish our financial results in at least one English language daily newspaper circulating in the whole or substantially the whole of India and also in a daily newspaper published in the language of the region where our registered office is situated. Further as per the amendments in SEBI Regulations with respect to the annual reports for the financial year ended March 31, 2019, onwards, we are required to send the Annual Report to the stock exchanges along with the notice of AGM not later than the day of commencement of dispatch to the shareholders. We are also required under the Companies Act, 2013 to make available upon the request of any shareholder our complete balance sheet and statement of profit and loss along with all the subsidiaries.
Under the Companies Act, 2013, we must file with the Registrar of Companies our Annual report within 30 days of the date on which the balance sheet and statement of profit and loss were adopted at the annual general meeting and our annual return within 60 days of the conclusion of that meeting.

Related Party Transactions
As per the Companies Act, 2013 and SEBI LODR Regulations, all related party transactions shall require prior approval of the audit committee. The audit committee may grant omnibus approval for related party transactions proposed to be entered into by the Company subject to certain conditions. The audit committee shall review, at least on a quarterly basis, the details of related party transactions entered into by the Company pursuant to each of the omnibus approvals accorded by the audit committee. The audit committee shall lay down the criteria for granting omnibus approvals in line with the policy on materiality of related party transactions of the Company and such approval shall be applicable to transactions which are similar in nature. The SEBI LODR Regulations, provide that all material related party transactions shall require approval of the shareholders through resolution and no related party shall vote to approve such resolutions whether the entity is a related party to the particular transaction or not.
As per Companies Act, 2013, the related party transactions require approval of the Board of Directors in case the transaction is not at arm’s length or ordinary course of business. Further approval of the shareholders would be required whenever the transactions exceeds the prescribed threshold limits. The member of the company shall not vote on such resolution to approve any contract or arrangement which may be entered into by the company, if such member is a related party. However, the approval of the Board/Shareholders will not apply if the related party transactions are in the ordinary course of business and at arm’s length.
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
As per the provisions of the SEBI LODR Regulations, the listed entity shall formulate a policy on the materiality of related party transactions and dealing with a related party to any director or is authorized by any other director, the director concerned shall indemnify the company against any loss incurred due to such transactions. Further, such prior approvals do not apply to transactions between a holding company and its wholly owned subsidiary whose accounts are consolidated with related party transactions, including clear threshold limits duly approved by the Board of Directors, and that such holding company and placed before the shareholders at the general meeting. Policy shall be reviewed by the Board of Directors at least once every three years and amended accordingly.
Disclosure of materially significant related party transactions that may have potential conflict with interests of listed entity at large are required to be included in the annual report.
Further, as per the amendments in SEBI LODR Regulations, all listed entities shall submit within 30 days from the date of publication of its standalone and consolidated financial results for the half year, disclosures of related party transactions on a consolidated basis, in the format specified in the relevant accounting standards for annual results to the stock exchanges where the company is listed and publish the same on its website.
Further, The SEBI, vide its notification dated November 09, 2021, has notified SEBI (Listing Obligations and Disclosure Requirements) (Sixth Amendment) Regulations, 2021 (“Amendments”) introducing amendments to the provisions pertaining to the Related Party Transactions under the SEBI LODR Regulations. The aforesaid amendments inter-alia included replacing of current threshold i.e. 10% (ten per cent) of the listed entity’s consolidated turnover, for determination of material Related Party Transactions requiring prior Shareholders’ approval with the threshold of lower of ` 1,000 Crores (Rupees One thousand Crores) and 10% (ten per cent) of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity (“Revised Materiality Threshold”). Accordingly, the threshold for determination of material related party transactions under LODR Regulations and the time line for obtaining approval from the members have inter alia revised with effect from April 01, 2022.
SEBI vide its notification dated November 22, 2021, mandated listed entities to submit to stock exchanges on RTP in specific format, information to be placed before the audit committee and shareholders for RPTs.

A.	Information to be reviewed by the Audit Committee for approval of RPTs

a.	Type, material terms and particulars of the proposed transaction;

b.	Name of the related party and its relationship with the listed entity or its subsidiary, including nature of its concern or interest (financial or otherwise);

c.	Tenure of the proposed transaction (particular tenure shall be specified);

d.	Value of the proposed transaction;

e.
The percentage of the listed entity’s annual consolidated turnover, for the immediately preceding financial year, that is represented by the value of the proposed transaction (and for a RPT involving a subsidiary, such percentage calculated on the basis of the subsidiary’s annual turnover on a standalone basis shall be additionally provided);

f.	If the transaction relates to any loans, inter-corporate deposits, advances or investments made or given by the listed entity or its subsidiary:

i.	details of the source of funds in connection with the proposed transaction.

ii.	where any financial indebtedness is incurred to make or give loans, inter-corporate deposits, advances or investments

•	nature of indebtedness

•	cost of funds; and

•	tenure

iii.	applicable terms, including covenants, tenure, interest rate and repayment schedule, whether secured or unsecured; if secured, the nature of security; and

iv.	the purpose for which the funds will be utilized by the ultimate beneficiary of such funds pursuant to the RPT.

g.	Justification as to why the RPT is in the interest of the listed entity;

h.	A copy of the valuation or other external party report, if any such report has been relied upon;

i.	Percentage of the counter-party’s annual consolidated turnover that is represented by the value of the proposed RPT on a voluntary basis; and

j.	Any other information that may be relevant.
The audit committee shall also review the status of long-term (more than one year) or recurring RPTs on an annual basis.

B.	Information to be provided to shareholders for consideration of RPTs
The notice being sent to the shareholders seeking approval for any proposed RPT shall, in addition to the requirements under the Companies Act, 2013, include the following information as a part of the explanatory statement:

a.	A summary of the information provided by the management of the listed entity to the audit committee as specified in point 4 above.

b.	Justification for why the proposed transaction is in the interest of the listed entity.

c.
Where the transaction relates to any loans, inter-corporate deposits, advances or investments made or given by the listed entity or its subsidiary, the details specified under point4(f) above; (The requirement of disclosing source of funds and cost of funds shall not be applicable to listed banks/NBFCs.)

d.
A statement that the valuation or other external report, if any, relied upon by the listed entity in relation to the proposed transaction will be made available through the registered email address of the shareholders.

e.	Percentage of the counter-party’s annual consolidated turnover that is represented by the value of the proposed RPT, on a voluntary basis.

f.	Any other information that may be relevant.
SEBI vides its circular dated March 30, 2022, clarified that an RPT that has been approved by a listed entity’s audit committee prior to April 01, 2022, but continues beyond such date and becomes material as per the revised materiality threshold, is required to place before the shareholders at the first General Meeting held by the listed entity after April 01, 2022. Further vide its circular dated April 08, 2022, SEBI clarified that the shareholders approval of omnibus RPTs approved in an AGM shall be valid upto the date of the next AGM, for a period not exceeding 15 months. In case of omnibus approvals for material RPTs obtained from shareholders in general meetings other than AGMs, the validity of such omnibus approvals shall not exceed one year.
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
A company’s board of directors is required to satisfy itself that the funds disbursed have been utilized for the purpose and in the manner as approved by the board of directors, and the company’s Chief Financial Officer, or the person responsible for financial management, shall be required to certify accordingly. An annual action plan in pursuance of its CSR policy, which shall include- a) the list of CSR projects or programs that are approved to be undertaken in areas or subjects specified in Schedule VII of the Companies Act, 2013, b) the manner of execution of such projects or programs, c) the modalities of utilization of funds and implementation schedules for the projects or programs, d) monitoring and reporting mechanism for the projects or programs, and e) details of impact assessment, if any, for the projects undertaken by the company. Every company having average CSR obligation of Rs. 100 million or more in the three immediately preceding financial years, shall undertake impact assessment, through an independent agency, of their CSR projects having outlays of Rs. 10 million or more, and which have been completed not less than one year before undertaking the impact study. Such impact assessment reports shall be placed before the Board and shall be annexed to the annual report on CSR. In case of excess CSR spend by a company in a fiscal year, such excess amount may be set off against the CSR spend requirement for up to immediate succeeding three financial years subject to fulfillment of certain conditions. Any amount remaining unspent pursuant to any ongoing project shall be transferred by the company within a period of 30 days from the end of the financial year to a special account in a scheduled bank, and such amount shall be spent within a period of three financial years from the date of such transfer, failing which, the company shall transfer the same to a Fund specified in Schedule VII of the Companies Act, 2013, within a period of 30 days from completion of the third financial year. Any amount remaining unspent, other than pursuant to an ongoing project, shall be transferred by the company to a fund specified in Schedule VII of the Companies Act, 2013 within a period of six months of the end of the financial year. In case of excess CSR spend by a company in a fiscal year, such excess amount may be set off against the CSR spend requirement for up to immediate succeeding three financial years subject to fulfillment of certain conditions.
MCA has recently mandated corporates to furnish a comprehensive report on its CSR funds spent and activities carried out.

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

Purchase of own equity shares
A company may, in accordance with provisions of the Companies Act, 2013, the Rules made thereunder and the regulations issued by SEBI in relation to buyback of shares by listed companies SEBI
(Buy-Back
of Securities) Regulations, 2018 (referred to as ‘SEBI Buyback Regulations’)
buy-back
its own shares out of its free reserves or securities premium account or the proceeds of any shares or other specified securities (other than proceeds of an earlier issue of the same kind of shares or same kind of other specified securities) subject to certain conditions, including:

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

The second condition mentioned above would not be applicable if the buy-back
is ten per cent or less of the total
paid-up
equity capital and free reserves of the company and if such
buy-back
is authorized by the board of directors by means of resolution passed at its meeting.
No company shall directly or indirectly purchase its own shares or other specified securities - (a) through any subsidiary company including its own subsidiary companies; (b) through any investment company or group of investment companies; or (c) if a default, is made by the company, in the repayment of deposits accepted either before or after the commencement of this Act, interest payment thereon, redemption of debentures or preference shares or payment of dividend to any shareholder, or repayment of any term loan or interest payable thereon to any financial institution or banking company. Provided that the buy-back
is not prohibited, if the default is remedied and a period of three years has lapsed after such default ceased to subsist.
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
ADSs holders will be eligible to participate in a share
buy-back
in certain cases. An ADSs holder may acquire equity shares by withdrawing them from the depository facility and then selling those equity shares back to us in accordance with the provisions of applicable law as discussed above. ADSs holders should note that equity shares withdrawn from the depository facility may only be re-deposited
into the depository facility under certain limited circumstances as specified under the guidelines issued by the GoI and the RBI relating to a sponsored ADSs facility and fungibility of ADSs. See “
Item 10: Additional Information – D. Exchange Controls
”.
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
Since the Company is in India, the provisions of the Takeover Code will apply to the Company and to any person acquiring equity shares or voting rights in the Company. The ADSs entitle ADSs holders to exercise voting rights in respect of the Deposited Equity Shares (as described in the section titled “Voting Rights of Deposited Equity Shares Represented by ADSs”). Accordingly, the requirement to make an open offer of at least 26.0% of the shares of a company to the existing shareholders of the company would be triggered by an ADSs holder where the shares that underlie the holder’s ADSs represent 25.0% or more of the shares or voting rights of the company. We entered into uniform listing agreements with BSE and NSE which were superseded by SEBI LODR Regulation, pursuant to which we must report to the stock exchanges any disclosures made to the company pursuant to the Takeover Code.
The Takeover Code contains the fee structure and the mode of payment in the event of filing the necessary disclosure by the acquirer under the Regulation 10 sub-regulation
7.
SEBI has amended various regulations such as the SEBI LODR Regulations, the Takeover Code, the SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2018 and the SEBI (Delisting of Equity Shares) Regulations, 2018 to grant relaxation or exemptions to listed companies whose resolution plan is approved under section 31 of the Insolvency and Bankruptcy Code, 2016.
Voting Rights of Deposited Equity Shares Represented by ADSs
Under Indian law, voting in relation to the equity shares is by show of hands unless a poll is demanded by a member or members present in person or by proxy holding at least 10.0% of the total shares entitled to vote on the resolution or by those holding shares with an aggregate paid up capital of at least
₹
 500,000. A proxy (other than a body corporate represented by an authorized representative) may not vote except on a poll. As soon as practicable after receipt of notice of any general meetings at which the holders of deposited securities are entitled to vote, or of solicitation of consents or proxies from of holders of deposited securities shares or other deposited securities, our Depositary shall fix a record date in respect of such meeting or solicitation of consent or proxy in accordance with Section 4.9 of Deposit Agreement dated September 6, 2013 for determining the holders entitled to give instructions for the exercise of voting rights. The Depositary shall, if requested by the Company in writing in a timely manner, at the Company’s expense and provided no U.S. legal prohibitions exist, distribute to holders as of the ADS Record Date: (a) such notice of meeting or solicitation of consent or proxy,
(b) a statement that the holders at the close of business on the ADS Record Date will be entitled, subject to any applicable law, the provisions of the Deposit Agreement, the Articles of Association of the Company and the provisions of or governing the Deposited Securities (which provisions, if any, shall be summarized in pertinent part by the Company), to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the deposited securities represented by such holder’s ADSs, and (c) a brief statement as to the manner in which such voting instructions may be given.
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
Insider Trading Regulations
SEBI through its notification dated December 31, 2018 has rationalized the Insider Trading Regulations. The amendment mainly focuses in providing mechanism for better implementation of the Insider Training Regulations. These changes, made to give effect to the accepted recommendations of the Committee on Fair Market Conduct, make broad- based changes to the regulations, on matters such as specifying the legitimate purposes for sharing unpublished price sensitive information, tracing the flow of such information, inclusive list of designated persons, establishing of process for how and when people are brought ‘inside’ on sensitive transactions etc. The changes in the Regulations were effective from April 1, 2019 which includes the Code of Conduct to Regulate, Monitor and Report Trading of Securities, Policy and Procedures for Inquiry in case of leak of Unpublished Price Sensitive Information and the Code of Practices and Procedures for fair disclosure of Unpublished Price Sensitive Information and Policy for Determination of Legitimate Purpose. The SEBI (Prohibition of Insider Trading) (3
rd
Amendment) Regulations, 2019 dated September 17, 2019, notified that the Code of Conduct of the Company shall provide for suitable protection against any discharge, termination, demotion, suspension, threats, harassment, directly or indirectly or discrimination against any employee who files a Voluntary Information Disclosure Form, irrespective of whether the information is considered or rejected by SEBI or he or she is eligible for a Reward under the regulations, by reasons as mentioned in the said regulations. Accordingly, we updated our Insider Trading Prohibition Policy which was approved by the members of the Board on November 14, 2019. We further updated our Insider Trading Prohibition Code to amend the definition of insider for effecting change in identification of Designated Employees/categories. The amended Code was effective from November 6, 2020 which was approved by the Board of Directors in its meeting held on November 6, 2020 and the same is available on the website of the Company
www.vedantalimited.com
.

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
Pursuant to this amendment, read with the circular dated July 23, 2020, SEBI has introduced a substantial shift in the reporting structure and matrix for violations under the PIT Regulations. Going forward, reporting of violations, if any, shall be made to the stock exchange(s) where the concerned securities are traded, and not to SEBI, which was the earlier practice.
Adding to the same vide circular dated September 9, 2020, the scope has been widened by SEBI on the system-driven disclosure mechanisms which covers all disclosures related to trading in equity shares and equity derivative instruments by ‘designated persons’ and members of the promoter group, in addition to promoters and directors of a listed company.
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
of the shares of such class or series or classes or series.	Our Articles of Association specify that the quorum for the general meeting shall be as provided in the Companies Act, 2013. According to the Companies Act, 2013, quorum for a general meeting is at least 30 shareholders personally present if number of members as on date of meeting is exceeding 5,000 to vote and, in such instances the Indian Companies Act, 2013 supersedes the Articles of Association.

Board of Directors

A typical certificate of incorporation and bylaws would provide that the number of directors on the board of directors will be fixed from time to time by a vote of the majority of the authorized directors. Under Delaware law, a board of directors can be divided into classes and cumulative voting in the election of directors is only permitted if expressly authorized in a corporation’s certificate of incorporation.	Our Articles of Association provide that unless otherwise determined by the shareholders at a general meeting, the number of directors shall not be less than three or more than 15. The Company may appoint more than 15 directors by seeking the approval of its members by way of a special resolution. Under Indian law, the appointment and removal of directors (other than additional directors) is required to be approved by the shareholders. There is no concept under Indian law as to division of the board of directors into different classes or cumulative voting.

Delaware Law	Indian Law

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation may be removed with the approval of a majority of the outstanding shares then entitled to vote at an election of directors, unless the certificate of incorporation provides otherwise.	Under Indian law, a director of a company, other than a director appointed by the GoI, may be removed by an approval of the members by way of an ordinary resolution, provided that a special notice of the resolution to remove the director is given in accordance with the provisions of the Indian Companies Act, 2013. Under our Articles of Association, any director who has been appointed by any persons pursuant to the provisions of an agreement with us may be removed at any time by such person.

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

Under the Indian Companies Act, 2013 the merger of two companies is required to be approved by a Court of competent jurisdiction or NCLT and by a three-fourths majority of each class of shareholders and creditors of the company present and voting at the meetings held to approve the merger.

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

Comparison of Corporate Governance Standards
The listing of our ADSs on the NYSE and our equity shares on the NSE and BSE cause us to be subject to NYSE listing standards and Indian corporate governance requirements set out in SEBI LODR Regulations.
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
The corporate governance requirements which apply to us as a listed company on the NSE and BSE are contained in Regulation 17 to 27 and Regulation 46 of SEBI LODR Regulations, in accordance with the Listing Agreement that we have entered into with the NSE and BSE.

The following table summarizes certain material differences in the corporate governance standards applicable to us under the listing regulations in accordance with the listing agreements with the NSE and BSE as amended and the corporate governance standards for a NYSE-listed company, both to a typical US domestic issuer and the requirements that would be different for us as a foreign private issuer. SEBI, in its meeting held on March 28, 2018, have approved various recommendations of the Kotak Committee report on corporate governance. These recommendations have been notified by the SEBI from time to time for implementation through its various notifications.

Standard for NYSE-Listed Companies	SEBI LODR Regulations

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
non-executive
Chairman is a promoter of the company or is related to any promoter or person occupying a management position at the board of directors level or at one level below that, at least 50.0% of the board of directors should comprise of independent directors. Board must consist of a minimum of six directors for top 2000 listed entities based on market capitalisation at the end of previous financial year. Appoint a person or continue the directorship of any person as a non-executive
director who has attained the age of 75 years unless a special resolution is passed to that effect indicating the justification for such appointment. With effect from April 1, 2022, the top 500 entities by market capitalization to have a Chairperson who is a non-executive
director and not related to the Managing Director/CEO. Directors satisfy the criteria of being independent director as per the Companies Act, 2013 and the LODR other than nominee director and submits declaration confirming that they meet the criteria of independence. This has been subsequently amended from mandatory requirement to voluntary basis

Audit Committee

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
The Audit Committee must comprise of minimum three directors as members of which two third member to be independent directors wherein all shall be financially literate and atleast one member must have accounting and related financial management expertise and the Chairperson to be an Independent Director. Their role include: Oversight of financial reporting, Auditors, Internal Audit, Internal financial controls, Risk Management and Governance. The pripncipal duties and responsibilities of the Audit Committee is mentioned under the head of Audit Committee above. Details on the scope may be referred.

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
There is no requirement of a nomination corporate governance Committee. The scope and responsibilities of this committee is similar in line with the Nomination and Remuneration Committee.

Corporate Governance Guidelines

Listed companies must adopt and disclose corporate governance guidelines.

(The NYSE requirement that corporate governance guidelines be adopted does not apply to us as a foreign private issuer. However, we must disclose differences between the corporate governance standards to which we are subject and those of the NYSE.)
Corporate governance requirements for listed companies in India are included in Regulation 17 to 27 and 46 of SEBI LODR Regulations.

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

Regulation 17(5)(b) and Regulation 25(5) of SEBI LODR Regulations:

•   The Code of Conduct shall suitably incorporate the duties of independent directors as laid down in the Companies Act, 2013.

An independent director shall be held liable, only in respect of such acts of omission or commission by a company which had occurred with his knowledge, attributable through board processes, and with his consent or connivance or where he had not acted diligently with respect of the provisions contained in the SEBI LODR Regulations.

C. Material Contracts
See “
Item 7: Major Shareholders and Related Party Transactions – B. Related Party Transactions – Related Party Transactions
” for details.
Outstanding loans
See “
Note
 22: Borrowings
” of Notes to the Consolidated Financial Statements for details.
D. Exchange Controls
General
Ownership of Indian companies by
non-residents
is regulated by the GoI and RBI under the provisions of Foreign Exchange Management Act of 1999 (‘FEMA’), as amended, read with the rules, regulations and notifications issued under FEMA (‘Foreign Exchange Control Regulations’). Foreign investment in securities issued by Indian companies is generally regulated by the Foreign Exchange Control Regulations. A person resident outside India can transfer any security of an Indian company or any other security to any person only in accordance with the terms and conditions specified under Foreign Exchange Control Regulations made thereunder or as permitted by the RBI.
Foreign Direct Investment
The GoI regulates ownership of Indian companies by foreigners. Foreign investment in Indian securities is generally regulated by the Foreign Exchange Management Act, 1999. The Foreign Exchange Management Act, 1999 (‘FEMA’), is read together with a series of rules and regulations issued thereunder by the RBI and GoI, which permits transactions involving the inflow or outflow of foreign exchange and empowers the RBI / GoI to prohibit or regulate such transactions.
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
Investment in non - debt instruments (includes equity shares, convertible debentures, preference shares and share warrants, depository receipts (“DRs”) issued against equity instruments, etc.) of an Indian company by a person resident outside India shall be under Foreign Exchange Management
(Non-debt
Instruments) Rules, 2019, as amended from time to time.
FDI in India can be either through the automatic route or through the government approval route. Over a period of time, the GoI / RBI has relaxed the restrictions on FDI. FDI policy provides details regarding the specified sectoral regulatory bodies whose approval is required for foreign investments. As per the FDI Policy, certain notified sectors/activities requiring government approval should now approach the concerned administrative ministry or department. For instance, FDI proposals relating to mining sector would require approval by Ministry of Mines. FDI proposals requiring government approval for other residuary sectors not covered under the specified sector list would require to be approved by Department of Industrial Policy and Promotion (‘DIPP’) the authority identified by Department for Promotion of Industry and Internal Trade (DPIIT).
An entity of a country, which shares land border with India or the beneficial owner of an investment into India is situated in or is citizen of any such country, can invest in an Indian Company, only with the prior approval of the concerned administrative ministry / department as identified by the DPIIT. Further, a citizen of Pakistan or an entity incorporated in Pakistan can invest, only under the government approval route, in sectors/activities other than defence, space and atomic energy and sectors/activities prohibited for foreign investment.
Subject to certain conditions, under current regulations, FDI in most industry sectors are under automatic route if the percentage of equity holding by all foreign investors does not exceed specified industry-specific thresholds. These conditions include certain minimum pricing requirements, compliance with the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011, as amended, (‘the Takeover Code’), exit and ownership restrictions based on the nature of the foreign investor. FDI is prohibited in certain sectors such as the lottery business, gambling and betting, atomic energy, chit funds, Nidhi companies, trading in Transferable Development Rights, railways (other than permitted activities), real estate business or construction of farm houses [other than development of townships, construction of residential/commercial premises, roads or bridges and real estate investment trusts registered and regulated under the SEBI (REITs) Regulations 2014], and manufacturing of cigars, etc.
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
basis by a
Non-resident
Indian (NRI) or an Overseas Citizen of India (OCI), including a company, a trust and a partnership firm incorporated outside India and owned and controlled by NRIs or OCIs, in equity instrument issued by Indian companies do not require the prior approval of the RBI subject to prohibition of investment in a Nidhi company or investment in Indian companies engaged in agricultural/plantation activities or real estate business (other than development of townships, construction of residential and commercial premises, roads or bridges and real investment trusts registered and regulated under the SEBI (REITs) Regulations 2014) or construction of farm houses or dealing in Transfer of Development Rights. The GoI has indicated that in all cases where FDI is allowed on an automatic route, RBI would continue to be the primary agency for the purposes of monitoring and regulating foreign investment.
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
Downstream investments by Indian companies/LLP will be subject to the following conditions:

•
Such an Indian Company/LLP or an investment vehicle is to notify RBI and the Secretariat for Industrial Assistance, DPIIT of its downstream investment in Form DI within 30 days of such investment, even if equity instruments have not been allotted along with the modality of investment in new/existing ventures (with/without expansion program);

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
Vedanta Limited is engaged in the following businesses:

•	Mining and processing of aluminum, copper and zinc, iron ore FDI up to 100.0% is permitted under the automatic route, subject to the Mines and Minerals (Development and Regulation) Act, 1957.

•	Exploration of oil and natural gas – FDI up to 100.0% is permitted under the automatic route.

•	Power generation (majorly Thermal power and remaining from renewable energy sources) – 100% FDI is permitted under automatic route subject to the provisions of The Electricity Act, 2003

•	For steel, FDI upto 100% is permitted under the automatic route.
Investment by
Non-Resident
Indians or an Overseas Citizen of India (“OCI”)
A variety of methods for investing in shares of Indian companies are available to NRIs. Each NRI or OCI can purchase on repatriation basis, on a recognized stock exchange in India, up to 5.0% of the total paid-up
equity capital on a fully diluted basis or 5.0 % of the
paid-up
value of each series of debentures or preference shares or share warrants issued by an Indian company, subject to the condition that the total holdings of all NRIs and OCIs put together does not exceed 10.0% of the paid-up
equity capital on a fully diluted basis or shall not exceed ten percent of the paid-up
value of each series of debentures or preference shares or share warrants. The aggregate ceiling limit of 10.0% limit may be raised to 24.0% if a special resolution is passed in a general meeting of the shareholders of the Company. In addition to the above, NRIs may also make foreign direct investments in Indian companies under the FDI route discussed above. These methods allow NRIs to make portfolio investments in shares and other securities of Indian companies on a basis not generally available to other foreign investors.

Investment by Foreign Portfolio Investors
The SEBI (Foreign Portfolio Investors) Regulations, 2019 (‘FPI Regulations’) guide the eligibility criteria to become a foreign portfolio investor, registrations requirements and investments restrictions applicable to investors known as the foreign portfolio investors (‘FPIs’). FPIs are required to be registered with the designated depositary participant on behalf of the SEBI subject to compliance, with ‘Know Your Customer’ norms. FPIs are permitted to invest only in certain securities, including but not limited to securities in the primary and secondary markets (including shares, debentures and warrants of companies, listed or to be listed on a recognized stock exchange in India), derivatives traded on a recognized stock exchange, treasury bills, dated government securities, and such other instruments specified by the SEBI from time to time.
A single FPI or an investor group is permitted to invest in equity capital of an Indian company listed or to be listed on a recognised stock exchange in India. The total holding by each FPI or an investor group, shall be less than 10.0% of the total paid-up
equity capital on a fully diluted basis or less than 10 percent of the paid-up
value of each series of debentures or preference shares or share warrants issued by an Indian company and the total holdings of all FPIs put together, including any other direct and indirect foreign investments in the Indian company by FPIs permitted under these rules, shall not exceed the sectoral caps applicable to the Indian company as laid out in Foreign Exchange Management
(Non-debt
Instruments) Rules, 2019
Subject to compliance with all applicable Indian laws, rules, regulations, guidelines and approvals in terms of the FPI Regulations, an FPI, registered as a Category I FPI, may issue or otherwise deal in offshore derivative instruments (as defined under the FPI Regulations) directly or indirectly, only in the event (i) such offshore derivative instruments are issued only to persons eligible for registration as Category I foreign portfolio investors; and (ii) such offshore derivative instruments are issued after compliance with ‘Know Your Client’ norms. An FPI shall ensure that any transfer of offshore derivative instruments issued by or on behalf of the FPI, is made subject to the following conditions: (a) such offshore derivative instruments are transferred to persons subject to fulfillment of regulation 21 (1) of FPI Regulations; and (b) prior consent of the FPI is obtained for such transfer, except when the persons to whom the offshore derivative instruments are to be transferred to are pre-approved
by the FPI.
The portfolio investor registered in accordance with the FPI Regulations may be called ‘Registered Foreign Portfolio Investor (“RFPI”).
Accordingly, any transaction involving dealing in securities by a RFPI shall be only through registered broker subject to certain exceptions including but not limited to (i) in an open offer in accordance with the Takeover Code or (ii) in an open offer in accordance with the SEBI (Delisting of Equity Shares) Regulations, 2009 [replaced by Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2021]; or (iii) through buyback of shares by a listed Indian company in accordance with the Securities and Exchange Board of India
(Buy-back
of Securities) Regulations, 2018; (iv) in any bid for, or acquisition of securities in response to an offer for disinvestment of shares made by the Central Government or any state government; or (v) in any transaction in securities pursuant to an agreement entered into with merchant banker in the process of market making or subscribing to unsubscribed portion of the issue in accordance with Chapter IX of the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018.
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
SEBI vide circular dated October 10, 2019 (‘Current DR framework’) has provided a detailed framework for issue of depository receipts. The Current DR framework inter – alia provides that:

•
Only ‘a company incorporated in India and listed on a recognized stock exchange in India’ may issue permissible securities or their holders may transfer permissible securities, for the purpose of issue of depository receipts (DRs), subject to compliance with the requirements specified therein. The Current DR framework provides permissible securities to mean equity shares and debt securities, which are in dematerialized form and rank pari passu with the securities issued and listed on a recognized stock exchange.

•
Listed company shall ensure that DRs are issued only with permissible securities as the underlying i.e., equity shares and debt securities, which are in dematerialized form and rank pari passu with the securities issued and listed on a recognized stock exchange.

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

•
Listed company shall ensure that any public disclosures made by the listed company on International Exchange(s) in compliance with the requirements of the permissible jurisdiction where the DRs are listed or of the international exchange(s), are also filed with the recognized stock exchange as soon as reasonably possible but not later than twenty-four hours from the date of filing.

•
Where permissible securities are issued by a listed company or ‘transferred by the existing holders’, for the purpose of issue of DRs by the Foreign Depository, the same shall be issued at a price, not less than the price applicable to a corresponding mode of issue of such permissible securities to domestic investors under the applicable laws.

•
A permissible holder i.e., holder of DRs (including its beneficial owner) excludes an Indian and a non – resident Indian (‘NRI’), which is over and above the requirements of the DR Scheme. However, the SEBI through its circular dated December 18, 2020, has permitted the issuance of DRs to NRIs, pursuant to: (a) share based employee benefit schemes which are implemented by a company in terms of SEBI (Share Based Employee Benefits) Regulations 2014 [now replaced by Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021], (b) a bonus issue or (c) a rights issue.

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

The SEBI circular issued on October 1, 2020, requires listed companies to appoint one of the Indian Depository as the “Designated Depository” for the purpose of monitoring of limits in respect of DRs.
The summary provided above is based on laws applicable as on March 31, 2022 and is not intended to constitute a complete analysis of all laws applicable to the Company and its securities or a substitute for professional legal advice.
Delivery of underlying shares of ADs and Sale of the Equity Shares Underlying the ADSs
Pursuant to RBI directions in this regard, a
non-resident
holder of ADRs/GDRs issued by a company registered in India, on surrender of such ADRs/GDRs, can acquire the underlying shares when such shares are released by the Indian Custodian of the ADR/GDR issue. Further, the company whose shares are so released, or a Depository shall enter in the register or books, wherein such securities are registered or inscribed, an address outside India of the non-resident
holder of shares.
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
A
non-resident
may also transfer any security to a person resident in India by way of gift. The transfer of shares from an Indian resident to a non-resident
does not require the prior approval of the GoI or the RBI if the activities of the investee company are under the automatic route pursuant to the FDI Policy and are not under the specified financial services sector, the non-resident
shareholding is within sector limits under the FDI policy, and the pricing is in accordance with the guidelines prescribed by SEBI and the RBI.
The RBI has granted general permission for the transfer of shares by a person resident outside India to a person resident in India, subject to compliance with certain pricing norms and reporting requirements.
E. Taxation
India Taxation
The following is a summary of the material Indian income tax, stamp duty and estate duty consequences of the purchase, ownership and disposal of the ADSs and the equity shares underlying the ADSs for non-resident
investors of the ADSs. The summary only addresses the tax consequences for non- resident investors who hold the ADSs or the equity shares underlying the ADSs as capital assets and does not address the tax consequences which may be relvant to other classes of non-resident
investors, including dealers. The summary proceeds on the basis that the investor continues to remain a non- resident when the income by way of dividends and capital gains are earned. The summary is based on Indian tax laws and relevant interpretations thereof as are in force as of the date of this Annual Report, including the Income Tax Act and the special tax regimes under Sections 115AC of the Income Tax Act read with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993, as amended, which provides for the taxation of persons resident in India on their global income and persons not resident in India on income received, accruing or arising in India or deemed to have been received, accrued or arisen in India, and is subject to change.
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
ADSs are considered as long-term capital assets if they are held for a period of more than 36 months otherwise they are considered as short-term capital assets. Section 115AC of the Income Tax Act provides that income by way of long-term capital gains arising from the transfer of ADSs by the non- resident holder is taxed at the rate of 10.0% plus applicable surcharge and education cess; short term capital gains on such a transfer is taxed at the rate of 30.0% (40.0% in case of a foreign company) plus applicable surcharge and education cess. Because there are significant intricacies relating to application of rules on indirect transfers, it is not clear, whether or to what extent, a buyer of ADSs of the company should be held liable for not withholding tax on the acquisition of shares or be subject to Indian tax on gains realized on disposition of ADS. However, the non-resident
investor may examine exemption, if any available to him, from such taxation under the relevant Double Taxation Agreement between India and country of his residence.
Taxation of Dividends
The Finance Act 2020 has repealed the DDT. Dividend received will be taxable in the hands of recipient. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates effective from April 1, 2020.
Dividends paid prior to April 1, 2020, to
non-resident
holders of ADSs are not presently subject to tax in the hands of the recipient. However, the company that is distributing the dividend was liable to pay a “DDT” at the rate of 15.0% (on a gross basis) plus a surcharge of 10.0% and an education cess at the rate of 3.0%. According to the Finance (No. 2) Act, 2014, DDT is to be levied on gross distributable surplus amount instead of amount paid net of taxes. This resulted in an increase in the DDT to more than 20.0%, from 16.995% in the earlier years which was applicable to the dividends declared, distributed or paid on or after October 1, 2014. According to the Finance Act 2015, the surcharge on dividend tax has increased from 10.0% to 12.0%, and the effective DDT rate is 20.35% with effect from April 1, 2016. The Finance Act, 2018 increased the rate of cess from 3.0% to 4.0% which will result in an effective DDT rate of 20.6% from April 1, 2018. Under Section 115O(1A) of the Income Tax Act 1961, an Indian company, subject to certain conditions, can set off the dividend income received from its subsidiaries against the amount of dividend declared and distributed by it to its shareholders, therefore reducing the DDT to the extent of such set-off.
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
Subject to the following, long-term capital gains realized by a non-resident
upon the sale of equity shares obtained on conversion of ADSs. are subject to tax at a rate of 10.0% along with the applicable surcharge and education cess; and short-term capital gains on such a transfer will be taxed at the rate of tax applicable to the seller.

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

•
Any short-term capital gain is taxed at 15.0% along with the applicable surcharge and education cess, if the sale of such equity shares is settled on a recognized stock exchange and STT is paid on such sale.

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
For the purpose of computing capital gains on the sale of equity shares, the sale consideration received or accruing on such sale shall be reduced by the cost of acquisition of such equity shares and any expenditure incurred wholly and exclusively in connection with such sale. Under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993, or Scheme, the purchase price of equity shares in India listed company received in exchange for ADSs will be the market price of the underlying shares on the date that the depositary gives notice to the custodian of the delivery of equity shares in exchange for such corresponding ADSs. The market price is the price of the equity shares prevailing in the BSE or the NSE as applicable. There is no corresponding provision under the Income Tax Act providing for the use of market price as the basis for determination of the purchase price of the equity shares. In the event that the tax department denies the use of market price as the basis for determination of the purchase price of the equity shares, the original purchase price of the ADSs shall be considered as the purchase price of the equity shares for computing the capital gains tax
.
According to the Scheme, a
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
Goods and Service Tax (GST)
With effect from July 1, 2017, service tax was subsumed under GST. Swachh Bharat Cess and Krishi Kalyan Cess were abolished. Therefore, brokerage or commission fees paid to stockbrokers in connection with the sale or purchase of equity shares became subject to GST at the rate of 18.0% and sub-
brokers also became subject to GST at the same rate.
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

The Amendment Act 2019 reduced MAT base tax rate from 18.5% to 15% plus applicable surcharge and cess. The effective MAT rate for all Indian Company for fiscal year 2020 2021 and 2022 would be 17.47%, 17.47% and 17.47% respectively. Further, companies opting for concessional tax regime (as explained above) would not be required to pay MAT. For non-resident
foreign companies effective MAT rate as per the Tax Amendment Act 2019 was reduced from 20.01% to 16.38% of the book profit.
Tax Credit
A
non-resident
investor may be entitled to a tax credit with respect to any withholding tax paid by us or any other person for such non-resident
investor’s account in accordance with the applicable laws of the applicable jurisdiction.
United States Federal Income Taxation
The following discussion describes certain material United States federal income tax consequences to US Holders (defined below) under present law of an investment in the ADSs or equity shares. This summary applies only to investors that hold the ADSs or equity shares as capital assets (generally, property held for investment) and that have the US dollar as their functional currency. This discussion is based on the United States Internal Revenue Code of 1986, as amended, as in effect on the date of this Annual Report and on United States Treasury regulations in effect or, in some cases, proposed, as of the date of this Annual Report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. The summary below does not discuss certain United States federal tax consequences that may be relevant to a particular US Holder’s particular circumstance, such as Medicare contribution tax on net investment income.
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
Any dividends will constitute foreign source income for foreign tax credit limitation purposes. Subject to certain complex conditions and limitations, India taxes withheld on any dividends may be eligible for credit against a U.S. Holder’s federal income tax liability. If a refund of the tax withheld is available under the laws of India or if the tax withheld exceeds the amount applicable under the Treaty, the amount of tax withheld that is refundable or that represents the excess portion will not be eligible for such credit against a U.S. Holder’s U.S. federal income tax liability (and will not be eligible for the deduction against U.S. federal taxable income). If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends distributed by us with respect to ADSs or equity shares will generally constitute “passive category income”. The rules relating to the determination of the foreign tax credit are complex and US Holders should consult their tax advisors to determine whether and to what extent a credit would be available in their particular circumstances, including the effects of any applicable income tax treaties.

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
Because gains generally will be treated as United States source gain, as a result of the United States foreign tax credit limitation, any Indian income tax imposed upon capital gains in respect of ADSs or equity shares (as discussed under “
India Taxation - Taxation of Sale of the ADSs
”, “
India Taxation - Taxation of Sale of the Equity Shares
,” “
India Taxation - Sale of the Equity Shares on a Recognized Stock Exchange
,” “
India Taxation - Sale of the Equity Shares otherwise than on a Recognized Stock Exchange
” and “
India Taxation -
Buy-Back
of Securities
”) may not be currently creditable unless a US Holder has other foreign source income for the year in the appropriate United States foreign tax credit limitation basket. US Holders should consult their tax advisors regarding the application of Indian taxes to a disposition of an ADSs or equity share and their ability to credit an Indian tax against their United States federal income tax liability.
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

In addition,
non-corporate
US Holders will not be eligible for reduced rates of taxation on any dividends received from us (as described above under “
Taxation of Dividends and Other Distributions on the ADSs or Equity Shares
”) if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.
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
Taxation of Dividends and Other Distributions on the ADSs or Equity Shares
”, except that the lower rate applicable to qualified dividend income (discussed above) would not apply.
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
The Company’s businesses are subject to several risks and uncertainties including commodity price risk and financial risks such as liquidity, foreign currency, interest rate and credit risk. See “
Note 25: Financial Instruments
” of Notes to the Consolidated Financial Statements for disclosures on financial instruments and market risk.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. Debt Securities
Not applicable
B. Warrants and Rights
Not applicable
C. Other Securities
Not applicable

D. American Depositary Shares
Our ADRs facility was maintained with Citibank, N.A., or the Depositary, pursuant to a deposit agreement, dated as of September 6, 2013 as amended from time to time, among us, our Depositary and the holders and beneficial owners of our ADSs. We use the term “holder” in this discussion to refer to the person in whose name ADRs is registered in the books of the Depositary. The deposit agreement has expired now as ADRs have been delisted. In accordance with the deposit agreement, the Depositary may charge fees up to the amounts described below:

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
During fiscal year 2022, the Depositary has reimbursed to us an amount of $ 2,775,025.60 (after deduction of applicable withholding taxes amounting to $ 1,189,296.70) with respect to investor relations expenses.

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
Re-
organization Transactions, each holder of the SIIL ADSs, received three Vedanta Limited ADSs for every five existing SIIL ADSs.
The total outstanding Vedanta Limited ADSs as of March 31, 2022 were Nil.

ITEM 15.	CONTROLS AND PROCEDURES
(a) Disclosure Controls and Procedures
As required by Rules
13a-15
and
15d-15
under the Exchange Act, management, including our Chief Executive Officer and our Acting Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosure.
Our Chief Executive Officer and our Acting Chief Financial Officer have concluded that, as of March 31, 2022, our disclosure controls and procedures were effective.
(b) Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal controls over financial reporting, as such term is defined in Rule 13a15(f) of the Exchange Act.
Internal controls over financial reporting refers to a process designed by, or under the supervision of, our Chief Executive Officer and Acting Chief Financial Officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the IASB.
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
Our management assessed the effectiveness of internal control over financial reporting as of March 31, 2022 based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of this assessment, management concluded that, as of March 31, 2022, our internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements and related disclosure controls for external purposes in accordance with generally accepted accounting principles. The scope of our management’s assessment of the effectiveness of internal control over financial reporting includes all of our company’s consolidated operations.

Remediation of Previously Reported Material Weakness
As disclosed in the Company’s 20-F for the fiscal year ended March 31, 2021, a material weakness was identified related to design and operation of our internal controls over financial reporting design and operation of controls (a) as a result of lack of board policies and procedures related to the authorization of significant related party transactions, that the subsidiaries of Vedanta Limited undertook. Consequentially, certain subsidiaries of Vedanta Limited granted loans and guarantees to our controlling shareholders and their affiliates, as described in Note 35(b) of the Consolidated Financial Statements, as per the prevailing internal policies and regulations, which did not mandate prior approval of the Board of Vedanta Limited; and (b) over determination of the fair values of financial instruments executed with related parties. As a result, the Company did not appropriately value and record the aforementioned loans and guarantees to its controlling shareholders on a timely basis. Consequently, there was a material error in our interim consolidated financial statements as at and for the six months ended September 30, 2020, which was subsequently rectified in the consolidated financial statements for the year ended March 31, 2021.
During the previous year, our management took significant measures to successfully remediate the previously identified material weakness. As part of remediation plan, we have updated our policies and procedures regarding authorizations for such related party transactions which now require that every related party transaction proposed to be undertaken by the subsidiaries outside our Group would need prior approval from the Board and/or the Audit Committee of Vedanta Limited. For further details please refer to Vedanta’s accounting policy on Related party transaction available on Vedanta website. Further in current year, we have implemented new controls over estimation of the fair values of financial instruments entered into with our related parties, whereby the rationale for every input used in determination of the fair value is documented and reviewed by the management. Management performed testing and concluded that, through this testing, the previously identified material weakness relating to certain control deficiencies in the design and operation of our internal control over financial reporting in connection with the preparation of our consolidated financial statements has been remediated as of March 31, 2022.
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
The effectiveness of our internal control over financial reporting as at March 31, 2022 has been audited by S.R. Batliboi & Co. LLP, India, our independent registered public accounting firm, as stated in their report which is reproduced in its entirety in Item 15(c) below:
(c) Attestation Report of the Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Vedanta Limited
Opinion on Internal Control over Financial Reporting
We have audited Vedanta Limited and its subsidiaries’ internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Vedanta Limited and its subsidiaries (the Group) maintained, in all material respects, effective internal control over financial reporting as of March 31, 2022, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group as of March 31, 2022 and 2021, the related consolidated statements of profit and loss, comprehensive income, cash flows and changes in equity for each of the three years in the period ended March 31, 2022, and the related notes and our report dated August 1, 2022 expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
/s/ S. R. Batliboi & Co. LLP
Gurugram, India
August 1, 2022
(d) Changes in Internal Control over Financial Reporting
Management has evaluated, with the participation of our Chief Executive Officer and our Deputy Chief Financial Officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, except for the remediation efforts described above in respect of the material weaknesses identified in the previous year, management has concluded that no such changes have occurred in fiscal year 2022.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
Our Board has determined that Dindayal Jalan, an independent director and a member of our audit committee (now known as Audit and Risk Management Committee) qualifies as an “audit committee financial expert” within the requirements of the rules promulgated by the SEC relating to audit committee. Dindayal Jalan satisfies the “independence” requirements of Rule
10A-3
of the exchange act and the NYSE rules. See “
Item 6: Directors, senior management and employees – A. Directors and Senior Management”
for the experience and qualifications of the members of the Audit committee and also see “
Item 6: Directors, senior management and employees – C. Board practices – Committees of board – Audit committee”
for the details of members of Audit committee.

ITEM 16B.	CODE OF ETHICS
We have adopted a written Code of Business Conduct and Ethics that is applicable to all our directors, senior management, executive officers, and employees. We amended our Code of Business Conduct and Ethics in October 2014. We added certain provisions including applicable provisions relating to the U.K Bribery Act, 2010, particularly on the meaning, scope and application of the terms bribery, corruption, fraud, gifts, entertainment and political contributions to the Company and our employees. As an issuer of securities in the United States, we are subject to the US Foreign Corrupt Practices Act (FCPA). Our businesses in other countries shall comply with their respective anti-corruption laws. Additionally, in accordance with the Companies Act, 2013 and the amendment in the listing agreement of stock exchanges in India, the Code of Business Conduct and Ethics was amended to incorporate the duties of the Independent Directors. The Code of Business Conduct and Ethics was amended in April 2015, elaborating on competition law and fair dealing. In addition to this amendment, the Code of Business Conduct and Ethics was further amended at the board meeting held in July 2015, to refresh the core purposes and values of the Company. During fiscal year 2017, the Health, Safety and Environment section in the Company’s Code of Business Conduct and Ethics was amended to reflect applicable provisions relating to the U.K. Modern Slavery Act, 2015, particularly by including a Slavery and Trafficking Statement including the steps taken that slavery and human trafficking is not taking place, either in our business or supply chains.
The Board in its meeting held on January 28, 2022, approved the revised Code of Business Conduct and Ethics of the Company ensuring all the relevant principle of business ethics and integrity were covered and each of these principles aligned in structured sequence.
We have posted the code on our website at –https://www.vedantalimited.com/CorporateGovernance/Code%20of%20Business%20Conduct%20and%20Ethics.pdf
Information contained in our website does not constitute a part of this Annual Report. We will also make available a copy of the Code of Business Conduct and Ethics to any person, without charge, if a written request is made to us at our registered office at 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai – 400 093, Maharashtra, India.

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
The following table shows the aggregate fees for the professional services and other services rendered by SRB and the various member firms of SRB to us, including our subsidiaries, in fiscal years 2021 and 2022.

	For the Year Ended March 31,
Particulars	2021	2022
	($ in thousands)
Audit fees (audit and review of financial statements)	4,242	3,143
Audit-related fees (including other miscellaneous audit related certifications)	47	77
Tax fees (tax audit, other certifications and tax advisory services)	41	14
All other fees (certification on corporate governance and advisory services)	19	179

Total	4,349	3,413

Audit and Risk Management Committee
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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total number of shares (or units) purchased	Average price paid per share (or units) (in ₹ )	Total number of shares (or units) purchased as part of publically announced plans or programs (As of March 31, 2022)	Maximum number of shares (or units) that may yet be purchased under plans or programs
April 1, 2021 to March 31, 2022	NIL	NA	16,826,630	5.0% within one financial year of the paid up capital 5.0% within the scheme tenure of the paid up capital
During the fiscal year 2022, no shares were purchased by Vedanta Employee Stock Option Scheme trust (“ESOS Trust”). As of March 31, 2022, total number of shares (or units) purchased as part of publically announced plans or programs is 16,826,630.
On December 12, 2016, the shareholders authorized the Company for the acquisition of up to 148,250,244 Equity Shares (which represents five percent of the paid up equity capital as on March 31, 2016, in different tranches from the secondary market by Vedanta Employee Stock Option Scheme trust (“ESOS Trust”) for the purpose of allotment to the employees of the Company and its subsidiary, post vesting of the options allotted. The secondary acquisition in a fiscal year by the ESOS Trust shall not exceed five percent of the paid up equity capital of the Company or such other limit as may be prescribed under the SEBI (Share Based Employee Benefits) Regulations, 2014 from time to time as at the end of the previous fiscal year. See
“
Item 6: Directors, senior management and Employees – B. Compensation – Vedanta Limited Employee stock option scheme (
“
Vedanta Limited ESOS
”
)
”
.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable

ITEM 16G.	CORPORATE GOVERNANCE
As our ADSs were listed on the NYSE during the financial year till November 8, 2021. Accordingly, we were subject to the NYSE listing standards. The NYSE listing standards applicable to us, as a foreign private issuer, are considerably different from those applicable to US companies. Under the NYSE rules, we need to (i) establish an independent Audit Committee; (ii) provide prompt certification by our Chief Executive Officer of any material non-compliance
with any corporate governance rules of the NYSE; (iii) provide periodic (annual and interim) written affirmations to the NYSE with respect to our corporate governance practices; and (iv) provide a brief description of significant differences between our corporate governance practices and those followed by US companies. Our Audit and Risk Management Committee consists of three directors: Upendra Kumar Sinha, who is our Chairperson, Akhilesh Joshi and Dindayal Jalan. Each of Upendra Kumar Sinha, Akhilesh Joshi and Dindayal Jalan satisfy the “independence” requirements of Rule
10A-3
of the Exchange Act. A brief description of the significant differences between our corporate governance practices and those followed by US companies can be found in “Item 10. Additional Information—B. Memorandum and Articles of Association—Comparison of Corporate Governance Standards.”
As a foreign private issuer, we were exempt from the NYSE rules applicable to a US company requiring (i) a board of directors consisting of a majority of independent directors, (ii) a compensation committee and a nominating/corporate governance committee, (iii) shareholder approval of equity- compensation plans, (iv) the adoption and disclosure of corporate governance guidelines, and (v) the adoption and disclosure of a code of business conduct and ethics for directors, officer and employees, and the prompt disclosure of any waivers thereof for directors or executive officers.
In addition, we were deemed to be a “controlled company” under the NYSE rules. As a result, we are exempt from the NYSE rules applicable to a US company that is not a “controlled company” requiring (i) a board of directors consisting of a majority of independent directors and (ii) a compensation committee and a nominating/corporate governance committee.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable
PART III
ITEM 17. FINANCIAL STATEMENTS
See – “
Item
18
” for a list of the financial statements filed as part of this Annual Report.
ITEM 18. FINANCIAL STATEMENTS
The following financial statements are filed as part of this Annual Report, together with the report of the independent registered public accounting firms:

•	Report of Independent Registered Public Accounting Firm

•	Consolidated Statements of Profit or Loss for the years ended March 31, 2020, 2021 and 2022

•	Consolidated Statements of Comprehensive Income for the years ended March 31, 2020, 2021 and 2022

•	Consolidated Statements of Cash Flow for the years ended March 31, 2020, 2021 and 2022

•	Consolidated Statements of Financial Position as at March 31, 2021 and 2022

•	Consolidated Statement of Changes in Equity for the years ended March 31, 2020, 2021 and 2022

•	Notes to the consolidated financial statements

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

4.2	Brand License and strategic service Agreement with Vedanta Resources Limited

4.3**	Amendment to brand License and strategic service Agreement with Vedanta Resources Limited

4.4	Vedanta Resources plc Long-Term Incentive Plan—incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.5
Vedanta Resources plc Employee Share Ownership Plan (“ESOP”) 2013—incorporated by reference to Exhibit 4.2 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.6
Vedanta Resources plc ESOP Scheme 2012—incorporated by reference to Exhibit 4.3 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.7	Vedanta Limited Share Plan: Employee Stock Option Scheme (ESOS) 2021

4.8**	Vedanta Limited Share Plan: Employee Stock Option Scheme (ESOS) 2022

4.9
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

4.11
Vedanta Resources plc Deferred Share Bonus Plan 2015—incorporated by reference to Exhibit 4.6 of the annual report on Form-20F for fiscal year 2017 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 15, 2017.

4.12
Vedanta Limited Share Plan: Employee Stock Option Scheme (ESOS) 2016—incorporated by reference to Exhibit 4.7 of the annual report on Form-20F for fiscal year 2017 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 15, 2017.

4.13
Vedanta Limited Share Plan: Employee Stock Option Scheme (ESOS) 2017—incorporated by reference to Exhibit 4.9 of the annual report on Form-20F for fiscal year 2018 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on July 31, 2018

4.14
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

4.16
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

4.21
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

4.23
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

4.28
$ 125 million Term Facility Agreement between HZL as borrower and ABN AMRO Bank N.V., CALYON, Standard Chartered Bank, DBS Bank Limited, Mizuho Corporate Bank, Limited., Sumitomo Mitsui Banking Corporation, The Sumitomo Trust and Banking Co., Limited., Cathay United Bank, Hua Nan Commercial Bank, National Bank of Kuwait S.A.K., Bank of Taiwan, The Export-Import Bank of the Republic of China, Chang Hwa Commercial Bank Limited., Chiao Tung Bank Co., Limited., The International Commercial Bank of China, Co. Limited, Mascareignes International Bank Ltd., Syndicate Bank, Canara Bank and The Shanghai Commercial and Savings Bank, Limited. as lenders dated July 29, 2005—incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

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

4.31
₹ 10,000 million Facility Agreement between BALCO as borrower and Oriental Bank of Commerce, Syndicate Bank, The Jammu & Kashmir Bank Limited, Corporation Bank, Housing Development Finance Corporation Limited, State Bank of Bikaner and Jaipur, State Bank of Hyderabad, State Bank of Indore, State Bank of Mysore, State Bank of Patiala, State Bank of Saurashtra, The Federal Bank Limited, The Karnataka Bank Limited, The Karur Vysya Bank Limited, UCO Bank, Vijaya Bank, ABN AMRO Bank N.V., The Laxmi Vilas Bank Limited as lenders dated September 16, 2003—incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.32
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

4.42
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

4.43
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

4.50
$ 100 million Facility Agreement dated August 20, 2014 among Twin Star Mauritius Holdings Ltd as borrower and Vedanta Resources Jersey II Limited as lender—incorporated by reference to Exhibit 4.42 of the annual report on Form-20F for fiscal year 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

4.51
Subscription Agreement between Sterlite Industries (India) Limited and the Life Insurance Corporation of India dated April 9, 2003 incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-1(File No. 333-138739), as filed with the SEC on November 15, 2006.

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

4.54
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

4.58
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

4.60
Agreement between Sterlite Industries (India) Limited and Kuldip Kumar Kaura dated September 12, 2006—incorporated by reference to Exhibit 10.26 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.61
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

4.64
Share Purchase Agreement between Sterlite Industries (India) Limited and Twin Star Infrastructure Limited dated October 3, 2006 relating to the sale of Sterlite Energy Limited—incorporated by reference to Exhibit 10.31 of Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 22, 2006.

4.65
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

4.67
Deed of Assignment of Debt between Monte Cello Corporation N.V. and Mt Lyell Mining Company Limited dated April 1, 1999—incorporated by reference to Exhibit 10.38 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

4.68
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

4.73
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

4.74
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

4.83
Term Sheet dated May 22, 2009 between Sterlite Industries (India) Limited and Vedanta Aluminium Limited relating to the subscription of 9.75% Non-Convertible Debentures-incorporated by reference to Exhibit 4.54 of the annual report on Form-20F for fiscal year 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.84
Indenture and Supplemental Indenture, both dated October 29, 2009, between Sterlite Industries (India) Limited and Wilmington Trust Company as trustee and Citibank, N.A., as securities administrator—incorporated by reference to Exhibits 4.1 and 4.2 to the Form-6K (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on November 3, 2009.

4.85
Second Supplemental Indenture dated October 29, 2009, between Sesa Goa Limited and Wilmington Trust Company as trustee and Citibank N.A., as securities administrator—incorporated by reference to Exhibit 99.2 to the Form 6-K (File 001-33175) of Sesa Sterlite Limited, as filed with the SEC on September 11, 2013.

4.86
Trust Deed dated October 30, 2009 between Sesa Goa Limited and Citicorp International Limited for the $ 500,000,000 5.0% Convertible Bonds due 2014 convertible into Shares of Sesa Goa Limited—incorporated by reference to Exhibit 4.73 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.87
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

4.90
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

4.97
Service Contract dated January 25, 2011 between Sterlite Industries (India) Limited and Mr. Din Dayal Jalan—incorporated by reference to Exhibit 4.65 of the annual report on Form 20-F for fiscal year 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.98
Service Contract dated January 29, 2013 between Sterlite Industries (India) Limited and Mr. Din Dayal Jalan—incorporated by reference to Exhibit 4.66 of the annual report on Form-20F for fiscal year 2013 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 30, 2013.

4.99
Service Agreement dated April 1, 2014 between Sesa Sterlite Limited and Mr. Din Dayal Jalan—incorporated by reference to Exhibit 4.86 of the annual report on Form-20F for fiscal year 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.100
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

11.7**
Vedanta Limited—Code of Business Conduct and Ethics as revised and approved by the board on January 28, 2022 —incorporated by reference to Exhibit 11.7 of the annual report on Form-20F for fiscal year 2022 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on January 28, 2022.

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

15.12
Appraisal Report by DeGolyer and MacNaughton as of March 31, 2021 on the Proved Reserves of certain Fields in India owned by Cairn India Limited (now Vedanta Limited—oil and gas business) for Vedanta Limited.

15.13**
Appraisal Report by DeGolyer and MacNaughton as of March 31, 2022 on the Proved Reserves of certain Fields in India owned by Cairn India Limited (now Vedanta Limited—oil and gas business) for Vedanta Limited.

96.1**
Technical Report Summary regarding the Kayad Mine, prepared by A & B Global Mining, dated July 28, 2022, filed as Exhibit 96.1 to the Company’s Report on Form20F on August 1, 2022, is incorporated herein by reference.

96.2**
Technical Report Summary regarding the Rampura Agucha Mine, prepared by A & B Global Mining, dated July 28, 2022, filed as Exhibit 96.2 to the Company’s Report on Form20F on August 1, 2022, is incorporated herein by reference.

96.3**
Technical Report Summary regarding the Rajpura Dariba Mine, prepared by A & B Global Mining, dated July 28, 2022, filed as Exhibit 96.3 to the Company’s Report on Form20F on August 1, 2022, is incorporated herein by reference.

96.4**
Technical Report Summary regarding the Sindekar Khurd Mine, prepared by A & B Global Mining, dated July 28, 2022, filed as Exhibit 96.4 to the Company’s Report on Form20F on August 1, 2022, is incorporated herein by reference.

96.5**
Technical Report Summary regarding the Zawzr Group of Mines, prepared by A & B Global Mining, dated July 28, 2022, filed as Exhibit 96.5 to the Company’s Report on Form20F on August 1, 2022, is incorporated herein by reference.

96.6**
Technical Report Summary regarding the Consolidated HZL Group of Mines, prepared by A & B Global Mining, dated July 28, 2022, filed as Exhibit 96.6 to the Company’s Report on Form 20F on August 1, 2022, is incorporated herein by reference.

101.INS**	Inline XBRL Instance Document

101.SCH**	Inline XBRL Taxonomy Extension Schema Document

101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
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

VEDANTA LIMITED

By:	/s/ Ajay Goel
Name:	Ajay Goel
Title:	Acting Chief Financial Officer
Date: August 1, 2022

F-1

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Vedanta Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Vedanta Limited and its consolidated subsidiaries (collectively the “Group”) as of March 31, 2022 and 2021, the related consolidated statements of profit and loss, comprehensive income, cash flows and changes in equity for each of the three years in the period ended March 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at March 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated August 1, 2022 expressed an unqualified opinion thereon.
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

F-2

Impairment assessment of the Krishna Godavari Block, Rajasthan Block and Tuticorin Plant CGUs

Description of the Matter
As discussed in Notes 3(I) and 14 to the consolidated financial statements, the Group performs impairment assessments for assets where there are indicators of impairment or reversal of impairment. As part of that assessment, whenever such indicators exist, the Group determines the recoverable amount based on the higher of the Value in Use (VIU) or Fair Value Less Cost of Disposal (FVLCD) for each of the cash generating units (CGU), considering different internal and external factors in accordance with IAS 36 – Impairment of Assets. During the year, the Group determined that there were indicators of impairment at the Tuticorin Plant CGU, within the Copper segment (refer note 3(c)I(iii)); and indicators of impairment reversal for the Krishna Godavari Block CGU and Rajasthan Block CGU within the Oil and Gas segment (refer to notes 3(c)I(i) and 3(c)I(vii)).

The Group recognised a reversal of impairment of
₹
 62,745 million for the year ended March 31, 2022, related to the property plant and equipment and exploration and evaluation assets at these two Oil and Gas segment CGUs (refer to Note 14 to the consolidated financial statements for details). The impairment assessment of the Tuticorin Plant CGU did not result in the recognition of an impairment.

Auditing the Group’s impairment assessments is complex due to the significant estimation and judgement required in determining the recoverable amounts. The Group’s methodologies for estimating the recoverable amounts involve significant assumptions, such as future commodity prices, estimates of oil reserves, future production volumes, discount rates and future capital and operating expenditures. These assumptions are forward-looking and could be affected by future economic and market conditions, as well as certain regulatory uncertainties, as described in notes 3(c)I(iii), 3(c)I(i) and 3(c)I(vii).

F-3

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of certain internal controls over the Group’s impairment assessment process, including controls over the Group’s assessment of indicators of impairment and controls over the determination of significant assumptions such as future commodity prices, oil reserves and future production volumes, discount rates and future capital and operating expenditures.

To test the significant assumptions used for the determination of the recoverable value of the CGUs, our audit procedures included, among others, comparison of future commodity prices with the published commodity price and research reports from external parties, comparison of future capital and operating expenditures and oil reserves to the Group’s latest approved long-term budgets and comparison of management’s estimates of future production volumes to estimates prepared by an external expert engaged by management We involved our valuation specialists to assist us in evaluating the valuation methodologies used, the discount rates and future commodity prices applied to calculate the recoverable amount. With the assistance of our valuation specialists, we performed sensitivity analyses to evaluate the significant assumptions used.

With respect to the regulatory uncertainties, we assessed management’s assumptions regarding these through inspection of external legal opinions obtained by us and inquired of the Group’s inhouse legal counsel to evaluate the basis of their conclusions. We also assessed the adequacy of the Group’s disclosures in relation to these matters.

Assessment of recoverability and recognition of deferred tax assets

Description of the Matter
As described in Note 3(c)I(ii) to the consolidated financial statements, the Group has recognised Minimum Alternate Tax (MAT) credits within deferred tax assets totaling
₹
 67,585 million which are available for utilisation against future tax liabilities. Of those deferred tax assets,
₹
2,080 million are expected to be utilised during the fourteenth year of the stipulated fifteen year carry forward period from the year in which the same arose.

As described in Note 9, ESL Steel Limited, a of the subsidiary of the Group, has recognized deferred tax assets of
₹
 31,823 million during the previous year out of which
₹
 1,220 million has been written off during the current year.

Auditing the Group’s assessment of recognition and recoverability of these deferred tax assets is complex and dependent on the generation of future taxable income. Significant judgment and estimation are required to assess the sufficiency of future taxable income and likelihood of the realization of these assets, in particular whether there will be taxable profits in future periods that support the recognition of these assets. Predicting future taxable income is dependent on assumptions and judgments regarding, among other things, future commodity prices, production volumes and capital and operating expenditures.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of certain internal controls over the estimation of probable future taxable income relating to the recoverability of deferred taxes assets, including controls related to the determination of assumptions used in the preparation and review of the business plan, budget, and analysis of forecasted future taxable income prepared by the Group.

To evaluate the future projections of taxable income estimated by management, our procedures included, amongst others, evaluating, with the assistance of valuation specialists, the future cash flow projections, including comparison of forecasts considered in the previous year with the actual performance of the current year and the consistency of those projections with the projections used in other areas of estimation such as those described above for the ‘Impairment assessment of the Krishna Godavari Block, Rajasthan Block and Tuticorin Plant CGUs’. We compared the budgeted forecasts included in the projections to the budget approved by the Board of Directors. We obtained management’s sensitivity analyses over the key assumptions to assess their impact on the forecasts of the future taxable income. We evaluated the adequacy of the disclosures made by the Group on the expected recoverability of the deferred tax assets.

F-4

Production Sharing Contract extension for Rajasthan Block and the related settlement demands

Description of the Matter
As described in Note 3(c)I(iv) to the consolidated financial statements, the Production Sharing Contract (PSC) for the Rajasthan Block (RJ), which was valid until May 14, 2020, was extended, initially for a period of three months and subsequently through a series of extensions up to August 14, 2022, subject to compliance with certain conditions, one of which relates to settlement of demands raised by the Government of India through the Directorate General of Hydrocarbons (DGH) with respect to the government’s share of profit petroleum for RJ. The Group recognizes a liability for those demands for which it is probable that a liability has been incurred as of March 31, 2022 and the amount is reasonably estimable. Matters where a liability is assessed as possible, or a reasonable estimate cannot be made are disclosed as contingencies in the financial statements in accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets. The Group, after considering the underlying facts and circumstances, including court rulings, have considered the PSC extension to be reasonably certain and disclosed the matter, including the related demands, as a contingency in the consolidated financial statements.

Auditing management’s determination of whether a liability in respect of the aforesaid PSC extension matter is probable and reasonably estimable, possible or remote, is highly subjective and requires significant judgment considering the time period involved in the resolution of the matters, since these disputes include the government as the counterparty and the complexity of the matters involved with limited precedents.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design of and tested certain internal controls of the Group for assessing the completeness, valuation, presentation and disclosure of the contingencies.

We evaluated the Group’s analysis of the probability of a liability related to the demands arising on the PSC extension matter through inspection of relevant documentation and correspondence, including High Court rulings and responses sent to DGH. We obtained written legal assessments of the demands from the Group’s external legal counsel and made enquiries of the Group’s internal and external legal counsel to confirm our understanding of those assessments. We obtained written representations from executives of the Group regarding the accounting and disclosures made in the consolidated financial statements, relating to the demands. We also evaluated the adequacy of the Group’s disclosures in relation to these matters.

/s/ S. R. Batliboi & Co. LLP
We have served as the Group’s auditor since 2016
Gurugram, India
August 1, 2022

F-
5

VEDANTA LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
(In millions except share or per share amounts unless otherwise stated)

For the year ended March 31,		2020	2021	2022	2022

	Notes	( ₹ in million)	( ₹ in million)	( ₹ in million)	(US dollars in million) (Note 2 (a))
Revenue	6	835,446	868,630	1,311,917	17,292
Cost of sales*		(829,461)	(635,225)	(855,880)	(11,281)

Gross profit		5,985	233,405	456,037	6,011
Other operating income		9,863	13,094	17,981	237
Distribution expenses		(18,205)	(20,184)	(34,187)	(451)
Administration expenses		(37,577)	(39,463)	(50,204)	(662)

Operating ( l oss)/profit		(39,934)	186,852	389,627	5,135
Investment and other income	7	25,714	32,177	19,947	263
Finance and other costs	8	(54,557)	(52,955)	(49,427)	(651)

(Loss)/Profit before tax		(68,777)	166,074	360,147	4,747
Income tax credit/(expense)	9	26,677	(19,084)	(103,068)	(1,359)

(Loss)/Profit for the year		(42,100)	146,990	257,079	3,388
(Loss)/Profit attributable to:
Equity holders of the parent		(61,248)	112,883	207,953	2,740
Non-controlling interests		19,148	34,107	49,126	648

(Loss)/Profit for the year		(42,100)	146,990	257,079	3,388

(Loss)/Earnings per share (in ₹ and US $)	12
Basic		(16.54)	30.47	56.11	0.74
Diluted		(16.54)	30.28	55.72	0.73
Weighted average number of equity shares used in computing earnings per share
Basic		3,702,554,614	3,704,196,924	3,706,455,160	3,706,455,160
Diluted		3,702,554,614	3,727,544,981	3,732,148,735	3,732,148,735
The accompanying notes are an integral part of these consolidated financial statements.

*
Cost of sales for the year ended (i) March 31, 2020 includes net impairment charge of
₹
 146,821 million; (ii) March 31, 2021 includes an
asset

under construction written
off of
₹
 2,440 million; and (iii) March 31, 2022 includes an
asset under construction
written off of
₹
 701
million
(
$ 9 million)
,
impairment reversal
of
₹
62,745 million ($ 827 million) and exploration cost written off of
₹
 26,181

million ($ 345

million) (Refer
Note 14).

The Group’s (Refer Note
1-
Group overview) consolidated statements of profit or loss are presented disclosing expenses by function. The consolidated statements of profit or loss disclosing expenses presented by nature are in Note 10.

F-
6

VEDANTA LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)
(In millions except share or per share amounts unless otherwise stated)

For the year ended March 31,	2020	2021	2022	2022

	( ₹ in million)	( ₹ in million)	( ₹ in million)	(US dollars in million) (Note 2 (a))
(Loss)/Profit for the year	(42,100)	146,990	257,079	3,388
Other comprehensive income/(loss), net of income tax:

Items that will not be reclassified subsequently to profit or loss
Re-measurement (loss)/gain on defined benefit obligation	(2,118)	(5)	(181)	(2)
Tax credit/(expense)	714	(104)	12	0
(Loss)/Gain on fair value of financial asset investment	(738)	621	145	2

Items that will be reclassified subsequently to profit or loss

Exchange differences on translation of foreign operations	8,217	2,558	8,135	107
Tax credit /( expense)	340	(610)	137	2
Gain/(loss) on cash flow hedges recognised during the year	1,254	(2,533)	(2,717)	(36)
Tax (expense)/ credit	(438)	862	896	12
(Gain)/loss on cash flow hedges recycled to profit or loss	(327)	1,879	3,721	49
Tax credit/ (expense)	114	(606)	(1,311)	(17)

Total other comprehensive income for the year, net of income tax	7,018	2,062	8,837	117

Total Comprehensive (Loss)/Income for the year	(35,082)	149,052	265,916	3,505

Total Comprehensive (Loss)/Income attributable to:
Equity holders of the paren t	(52,950)	114,005	216,362	2,852
Non-controlling interests	17,868	35,047	49,554	653

	(35,082)	149,052	265,916	3,505

The accompanying notes are an integral part of these consolidated financial statements.

F-
7

VEDANTA LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at		March 31, 2021	March 31, 2022	March 31, 2022
	Notes	( ₹ in million)	( ₹ in million)	(US dollars in million) (Note 2 (a))
ASSETS
Non-current assets
Property, plant and equipment	14	946,181	1,016,551	13,399
Exploration and evaluation assets	14	24,542	16,642	219
Intangible assets	15	7,481	6,966	92
Deferred tax assets	9	73,958	64,537	851
Financial assets investments	16	1,532	1,472	19
Income tax assets	9	27,481	27,625	364
Other non-current assets	17	127,727	109,810	1,447

Total non-current assets		1,208,902	1,243,603	16,391

Current assets
Inventories	18	99,509	143,253	1,888
Income tax assets		69	252	3
Trade and other receivables	17	130,729	212,504	2,801
Short-term investments	19	281,775	235,932	3,110
Derivative financial assets	25	701	2,580	34
Restricted cash and cash equivalents	20	1,025	4,674	62
Cash and cash equivalents	21	48,537	86,709	1,143

Total current assets		562,345	685,904	9,041

Total assets		1,771,247	1,929,507	25,432

LIABILITIES
Current liabilities
Borrowings	22	189,600	168,944	2,227
Acceptances	23	83,711	110,936	1,462
Trade and other payables	24	306,747	356,169	4,695
Derivative financial liabilities	25	2,786	5,308	70
Retirement benefits	27	1,135	1,021	13
Provisions	26	2,378	3,150	42
Current tax liabilities		2,792	9,192	121

Total current liabilities		589,149	654,720	8,630

Net current (liabilities)/assets		(26,804)	31,184	411

Non-current liabilities
Borrowings	22	379,622	362,023	4,772
Deferred tax liabilities	9	21,894	52,988	698
Retirement benefits	27	1,465	1,569	21
Provisions	26	29,854	32,282	425
Derivative financial liabilities	25	764	57	1
Other non-current liabilities	24	14,450	18,746	248

Total non-current liabilities		448,049	467,665	6,165

Total liabilities		1,037,198	1,122,385	14,795

Net assets		734,049	807,122	10,637

EQUITY
Share capital	30	3,718	3,718	49
Securities premium		190,452	190,452	2,510
Treasury shares		(3,223)	(2,290)	(30)
Share based payment reserve		1,707	1,363	18
Other components of equity		117,712	126,294	1,665
Retained earnings		274,231	316,229	4,168

Equity attributable to equity holders of the parent		584,597	635,766	8,380
Non-controlling interests		149,452	171,356	2,257

Total Equity		734,049	807,122	10,637

The accompanying notes are an integral part of these consolidated financial statements.

F-
8

VEDANTA LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended March 31,	2020	2021	2022	2022
	( ₹ in million)	( ₹ in million)	( ₹ in million)	(US dollars in million) (Note 2 (a))
Cash flows from operating activities

(Loss)/Profit before tax	(68,777)	166,074	360,147	4,747
Adjustments to reconcile profit/(loss) to net cash provided by operating activities:
Depreciation and amortisation	100,490	81,178	91,148	1,201
Impairment charge/(reversal) of property, plant and equipment/ exploration and evaluation assets (Refer Note 14)	148,022	—	(62,745)	(827)
Assets under construction/capital advances written off (Refer Note 14)	—	2,440	1,951	26
Provision for doubtful debts/advances	3,281	5,126	4,612	61
Exploration costs written off (Refer Note 14)	27	71	26,181	345
Fair value gain on financial assets held for trading/fair value through profit or loss	(5,574)	(9,340)	(2,087)	(28)
Share based payment expense	716	575	785	10
Loss/(Gain) on sale of property, plant and equipment, net	562	(743)	(1,265)	(17)
Exchange loss/(gain), net	3,436	(1025)	2,741	36
Inventory written off	1,176	—	—	—
Interest, dividend income and bargain gain	(17,651)	(22,306)	(18,861)	(249)
Finance and other cost	49,768	53,135	47,972	632
Provision for cost of environmental clearance	—	2,135	69	1
Provision for legal disputes (including change in law)	—	—	4,219	56
Liabilities written back no longer required	(1,681)	(950)	(647)	(9)
Changes in assets and liabilities:
(Increase)/Decrease in receivables	11,479	(29,250)	(85,445)	(1,126)
(Increase)/Decrease in inventories	19,447	13,833	(43,574)	(574)
Increase/(Decrease) in payables	(54,748)	7,515	51,461	679
Proceeds from short-term investments	1,033,449	833,293	868,481	11,447
Purchases of short-term investments	(983,579)	(751,598)	(871,350)	(11,485)

Cash generated from operations	239,843	350,163	373,793	4,926
Interest paid	(55,682)	(53,499)	(52,217)	(688)
Interest received	9,401	20,351	18,682	246
Dividends received	181	18	15	0
Income tax paid	(11,350)	(21,081)	(57,454)	(757)

Net cash from operating activities	182,393	295,952	282,819	3,727

Cash flows from investing activities
Consideration paid for business acquisition (net of cash and cash equivalents acquired)	(335)	(448)	—	—
Purchases of property, plant and equipment (including intangibles)	(78,227)	(68,833)	(106,028)	(1,397)
Proceeds from sale of property, plant and equipment	1,455	1,678	3,249	43
Loans repaid by related parties (Refer Note 35)	—	11,116	16,227	214
Loans to related parties (Refer Note 35)	—	(76,600)	—	—
Proceeds from short-term deposits	45,634	145,633	169,601	2,235
Purchases of short-term deposits	(111,899)	(179,839)	(119,656)	(1,577)
Proceeds on liquidation of structured investments	30,774	—	—	—
Payment towards structured investments	(4,354)	—	—	—
Net changes in restricted cash and cash equivalents	86	(65)	(1)	(0)

Net cash used in investing activities	(116,866)	(167,358)	(36,608)	(482)

Cash flows from financing activities
(Repayment)/Proceeds of working capital loan, net	(113,658)	(95,925)	8,750	115
Proceeds from acceptances	170,398	190,993	276,131	3,639
Repayment of acceptances	(149,221)	(211,398)	(248,931)	(3,280)
Proceeds from other short-term borrowings	22,344	104,895	132,428	1,745
Repayment of other short-term borrowings	(26,837)	(91,279)	(102,309)	(1,348)
Proceeds from long-term borrowings	118,256	167,070	209,156	2,757
Repayment of long-term borrowings	(89,959)	(95,770)	(287,577)	(3,790)
Payment of dividends to equity holders of the parent	(14,441)	(35,187)	(166,814)	(2,199)
Payment of dividends to non-controlling interests	—	(56,029)	(26,682)	(352)
Loan given to parent and its affiliates in excess of fair value (Refer Note 35)	—	(5,361)	—	—
Payment for acquiring non-controlling interest	(1,074)	—	—	—
Payment of lease liability	(3,164)	(3,380)	(2,318)	(31)

Net cash used in financing activities	(87,356)	(131,371)	(208,166)	(2,744)

Effect of exchange rate changes on cash and cash equivalents	136	716	127	2

Net (decrease)/increase in cash and cash equivalents	(21,693)	(2,061)	38,172	503

Cash and cash equivalents at the beginning of the year	72,291	50,598	48,537	640
Cash and cash equivalents at the end of the year 1	50,598	48,537	86,709	1,143
The accompanying notes are an integral part of these consolidated financial statements.

1.	For composition Refer Note 21

F-
9

VEDANTA LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(
₹
 in million)

	Attributable to equity holders of the parent
	Share capital	Securities premium	Treasury shares#	Share based payment reserve	Translation of foreign operations	Equity Instruments through OCI	Cash flow hedges	Retained earnings*	Total	Non- controlling interests	Total
Balance as at April 1, 2019	3,718	190,452	(3,971)	2,493	106,950	1,086	(734)	281,344	581,338	150,608	731,946
Profit / (Loss) for the year	—	—	—	—	—	—	—	(61,248)	(61,248)	19,148	(42,100)
Other comprehensive income/ (loss) for the year, net of tax	—	—	—	—	9,498	(738)	464	(926)	8,298	(1,280)	7,018

Total comprehensive income /(loss) for the year	—	—	—	—	9,498	(738)	464	(62,174)	(52,950)	17,868	(35,082)

Stock options cancelled during the year	—	—	—	(519)	—	—	—	519	—	—	—
Recognition of share based payment	—	—	—	754	—	—	—	—	754	—	754
Exercise of stock options	—	—	165	(232)	—	—	—	67	0	0	0
Dividend	—	—	—	—	—	—	—	(14,441)	(14,441)	—	(14,441)
Change in fair value of put option liability/ conversion option asset/ derecognition of non-controlling interest	—	—	—	—	—	—	—	(3,448)	(3,448)	3,240	(208)
Acquisition of Non-controlling interest in Electrosteel Steels Limited	—	—	—	—	—	—	—	1,268	1,268	(2,342)	(1,074)

Balance as at March 31, 2020	3,718	190,452	(3,806)	2,496	116,448	348	(270)	203,135	512,521	169,374	681,895

*	Retained earnings mainly includes general reserve, debenture redemption reserve, preference share redemption reserve and capital reserve (Refer Note 30)
#
Treasury share represents 14,378,261 equity shares (face value of
₹
 1 each) of the Company held by Vedanta Limited ESOS Trust as at March 31, 2020. Treasury shares were purchased pursuant to the Company’s stock option scheme as detailed in Note 29.

F-1
0

(
₹
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

#
Treasury share represents 12,193,159 equity shares (face value of
₹
 1 each) of the Company held by Vedanta Limited ESOS Trust as at March 31, 2021. Treasury shares were purchased pursuant to the Company’s stock option scheme as detailed in Note 29.

F-1
1

(
₹
 in million)

	Attributable to equity holders of the parent
	Share capital	Securities premium	Treasury shares#	Share based payment reserve	Translation of foreign operations	Equity Instruments through OCI	Cash flow hedges	Retained earnings*	Total	Non- controlling interests	Total
Balance as at April 1, 2021	3,718	190,452	(3,223)	1,707	117,225	969	(482)	274,231	584,597	149,452	734,049
Profit for the year	—	—	—	—	—	—	—	207,953	207,953	49,126	257,079
Other comprehensive income / (loss) for the year, net of tax					7,523	145	914	(173)	8,409	428	8,837

Total comprehensive income / (loss) for the year	—	—	—	—	7,523	145	914	207,780	216,362	49,554	265,916

Stock options cancelled during the year	—	—	—	(342)	—	—	—	241	(101)	—	(101)
Recognition of share based payment	—	—	—	432	—	—	—	—	432	—	432
Exercise of stock options	—	—	933	(434)	—	—	—	(192)	307	—	307
Dividend	—	—	—	—	—	—	—	(166,814)	(166,814)	(26,682)	(193,496)
Change in fair value of put option liability/ conversion option asset/ derecognition of non-controlling interest	—	—	—	—	—	—	—	983	983	(968)	15

Balance as at March 31, 2022	3,718	190,452	(2,290)	1,363	124,748	1,114	432	316,229	635,766	171,356	807,122

Balance as at March 31, 2022 (US dollars in million)	49	2,510	(30)	18	1,644	15	6	4,168	8,380	2,257	10,637

*	Retained earnings mainly includes general reserve, debenture redemption reserve, preference share redemption reserve and capital reserve (Refer Note 30)
#
Treasury share represents 8,693,406 equity shares (face value of
₹
 1 each) of the Company held by Vedanta Limited ESOS Trust as at March 31, 2022. Treasury shares were purchased pursuant to the Company’s stock option scheme as detailed in Note 29.

F-1
2

VEDANTA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. Group overview
Vedanta Limited (“the Company” or “the parent”) and its consolidated subsidiaries (collectively, the “Group”) is a diversified natural resource group engaged in exploring, extracting and processing minerals and oil and gas. The Group engages in the exploration, production and sale of zinc, lead, silver, copper, aluminum, iron ore and oil and gas and has a presence across India, South Africa, Namibia, Ireland, Australia, Liberia and the UAE. The Group is also in the business of commercial power generation, steel manufacturing and port operations in India and manufacturing of glass substrate in South Korea and Taiwan.
The Company was incorporated on September 8,1975 under the laws of the Republic of India. The registered office of the Company is situated at 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai-400092, Maharashtra. The Company’s shares are listed on National Stock Exchange (‘NSE’) and Bombay Stock Exchange (‘BSE’) in India. In June 2007, the Company completed its initial public offering of American Depositary Shares, or ADS, each representing four equity shares, and listed its ADSs on the New York Stock Exchange (‘NYSE’). In July 2009, the Company completed its follow-on offering of an additional 131,906,011 ADS, each representing four equity shares, which are listed on the New York Stock Exchange.
The American Depositary Shares (ADS) of the Company have been delisted from the NYSE effective close of trading on the NYSE on November 8, 2021. This follows the filing by the Company of Form 25 with the Securities and Exchange Commission on October 29, 2021. As a consequence of the delisting becoming effective, termination of the Deposit Agreement under which the ADS were issued (the “Deposit Agreement”) has also become effective close of trading on the NYSE on November 8, 2021. The said action has no impact on the current listing status or trading of the Company’s equity shares on BSE and NSE. The Company will continue to be subject to reporting obligations under the U.S. Securities Exchange Act of 1934 until such time as it can terminate its registration under the said Act.
The Company is majority owned by Twin Star Holdings Limited (“Twin Star”), Finsider International Company Limited (“Finsider”), Vedanta Holdings Mauritius II Limited (“VHM2L”), Vedanta Holdings Mauritius Limited (“VHML”), Welter Trading Limited (“Welter”) and Vedanta Netherlands Investments BV (“VNIBV”), which are in turn wholly-owned subsidiaries of Vedanta Resources Limited (“VRL”), a company incorporated in the United Kingdom. VRL, through its subsidiaries, held 55.1% and 69.68%
of the Company’s equity as at March 31, 2021 and March 31, 2022, respectively.
VRL, through its wholly owned subsidiaries, acquired 541,731,161 equity shares of the Company during the current year, thereby increasing their shareholding in the Company from
 55.1% to 69.68%

in the current year.
Details of the Group’s various businesses are as follows:

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

•
The Group’s iron ore business is owned by the Company, and its wholly owned subsidiary, i.e., Sesa Resources Limited. It consists of exploration, mining and processing of iron ore, pig iron and metallurgical coke and generation of power for captive use. Pursuant to Honorable Supreme Court of India order, mining operations in the state of Goa are currently suspended. The Group’s iron ore business includes Western Cluster Limited (“WCL”) in Liberia which has iron ore assets and is wholly owned by the Group. WCL’s assets include development rights to Western Cluster and a network of iron ore deposits in West Africa. WCL’s assets have been fully impaired.

Subsequent to the Balance Sheet date, WCL has signed a Memorandum of Understanding with Government of Liberia to start its Iron ore mining operations in Liberia, which could not be started earlier due to the outbreak of Ebola epidemic in 2014. Activities to begin the operations are commenced in June 2022.

•
The Group’s copper business is owned and operated by the Company, Copper Mines of Tasmania Pty Ltd (“CMT”) and Fujairah Gold FZC and is principally one of custom smelting and includes captive power plants at Tuticorin in Southern India.

The
Group’s copper business in Tamil Nadu, India has received an order from the Tamil Nadu Pollution Control Board (“TNPCB”) on April 9, 2018, rejecting the Company’s application for renewal of consent to operate under the Air and Water Acts for the
400,000
TPA copper smelter plant in Tuticorin for want of further clarification and consequently the operations were suspended. The Company has filed an appeal with TNPCB Appellate authority against the said order. During the pendency of the appeal, TNPCB through its order dated May 23, 2018 ordered for disconnection of electricity supply and closure of copper smelter plant. Post such order, the state government on May 28, 2018 ordered the permanent closure of the plant. We continue to engage with the Government of India and relevant authorities to enable the restart of operations at Copper India. (Refer Note 3(c)(I)(iii)).

F-1
3

Further, the Company’s copper business includes refinery and rod plant at Silvassa consisting of a 133,000 MT of blister/ secondary material processing plant, a 216,000 TPA copper refinery plant and a copper rod mill with an installed capacity of 258,000 TPA. The plant continues to operate
,
catering primarily to the domestic market.
In addition, the Group owns and operates the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary CMT and a precious metal refinery and copper rod plant in Fujairah, UAE through its subsidiary Fujairah Gold FZC. The operations of Mt Lyell copper mine were suspended in January 2014 following a mud slide incident and were put into care and maintenance since July 9, 2014 following a rock fall incident in June 2014. In November 2020, the Group executed an arrangement with a third party for further exploration with an option to fully divest its shareholding in return for royalties on successful mining and production.

•
The Group’s Aluminium business is owned and operated by the Company and by Bharat Aluminium Company Limited (“BALCO”). The aluminium operations include a refinery and captive power plant at Lanjigarh and a smelter and captive power plants at Jharsuguda both situated in the State of Odisha in Eastern India. BALCO’s partially integrated aluminium operations comprise two bauxite mines, captive power plants, smelting and fabrication facilities in the State of Chhattisgarh in central India.

•
The Group’s power business is owned and operated by the Company, BALCO and Talwandi Sabo Power Limited (“TSPL”), a wholly owned subsidiary of the Company, which are engaged in the power generation business in India. The Company’s power operations include a thermal coal- based commercial power facility of 600 MW at Jharsuguda in the State of Odisha in Eastern India. BALCO power operations include 600 MW (2 Units of 300 MW each) thermal coal based power plant at Korba, of which a unit of 300 MW was converted to be used for captive consumption vide order from the Central Electricity Regulatory Commission (CERC) dated January 01, 2019. TSPL’s power operations include 1,980 MW (three units of 660 MW each) thermal coal- based commercial power facilities. Power business also includes the wind power plants commissioned by HZL and a power plant at MALCO Energy Limited (“MEL”) (under care and maintenance) situated at Mettur Dam in the State of Tamil Nadu in southern India.

•	The Group’s other businesses include:

(i)	ESL Steel Limited (“ESL”). ESL is engaged in the manufacturing and supply of billets, TMT bars, wire rods and ductile iron pipes in Eastern India.

(ii)
Vizag General Cargo Berth Private Limited (“VGCB”) and Maritime Ventures Private Limited (“MVPL”). Vizag port project includes mechanization of coal handling facilities and upgradation of general cargo berth for handling coal at the outer harbour of Visakhapatnam Port on the east coast of India. MVPL is engaged in the business of rendering logistics inter alia rendering stevedoring, and other allied services in ports and other allied sectors.

(iii)
AvanStrate Inc. (“ASI”), Ferro Alloys Corporation Limited (“FACOR”) and Desai Cement Company Private Limited (“DCCPL”).
ASI, headquartered in Japan
,
 is involved in the manufacturing of glass substrate in South Korea and Taiwan. FACOR is involved in business of producing Ferro Alloys and owns a Ferro Chrome plant with capacity of 72,000 TPA, two operational chrome mines and 100 MW of captive power plant through its subsidiary, FACOR Power Limited (“FPL”). DCCPL is involved in business of producing slag cements and owns three ball mills with capacity of 218,000 TPA.

2. Basis of preparation and basis of measurement of financial statements

a) Basis of preparation
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements have been prepared in accordance with the accounting policies set out below and were consistently applied to all periods presented unless otherwise stated.
These financial statements are approved for issue by the Board of Directors on August 1, 2022.
Certain comparative figures appearing in these consolidated financial statements have been regrouped and/or reclassified to better reflect the nature of those items.
The consolidated financial statements are presented in Indian Rupee (
₹
), the presentation currency of the Company. Solely for the convenience of readers, the consolidated financial statements as at and for the year ended March 31, 2022 have been translated into US dollars (“$”) at the noon buying rate of $ 1.00 =
₹
 75.87 in the City of New York for cable transfers of Indian Rupee as certified for custom purpose by the Federal Reserve Bank of New York on March 31, 2022. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such a rate or any other rate.
b) Basis of Measurement
The consolidated financial statements have been prepared on a going concern basis using historical cost convention and on an accrual method of accounting, except for certain financial assets and liabilities which are measured at fair value as explained in the accounting policies below.
c) Restatement/Reclassification
In the comparative period ended March 31, 2021, some of the acceptances which were previously included under trade and other receivables and trade and other payables amounting to
₹
 (136) million and
₹
 2,684
million, respectively, have been reclassified to acceptances on the face of the balance sheet.

F-1
4

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
For
non-wholly
owned subsidiaries, a share of the profit/(loss) for the financial year and net assets is attributed to the non-controlling
interests as shown in the consolidated financial statements.
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
Joint arrangements
A Joint arrangement is an arrangement of which two or more parties have joint control. Joint control is considered when there is contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Investments in joint arrangements are classified as either joint operations or joint venture. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement, have rights to the assets, and obligations for the liabilities relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.
The Group has both joint operations and joint ventures.
Joint operations
The Group has joint operations within its oil and gas segment. It participates in several unincorporated joint operations which involve the joint control of assets used in oil and gas exploration and producing activities. The Group accounts for its share of assets, liabilities, income and expenditure of joint operations in which the Group holds an interest. Liabilities in unincorporated joint operations where the Group is the operator are accounted for at gross values (including share of other partners) with a corresponding receivable from the venture partner. These have been included in the consolidated financial statements under the appropriate headings.
Details of joint operations are set out in Note 34(b).
Joint venture
The Group accounts for its interest in joint venture using the equity method (see Note B below), after initially being recognised at cost in the consolidated statements of financial position. Goodwill arising on the acquisition of joint venture is included in the carrying value of investments in joint venture.
B. Investments in associates:
An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but, is not control or joint control over those policies. Investments in associates are accounted for using the equity method. Goodwill arising on the acquisition of associates is included in the carrying value of investments in associate.

F-1
5

Equity method of accounting
Under the equity method of accounting applicable for investments in associates and joint ventures, investments are initially recorded at the cost to the Group and then, in subsequent periods, the carrying value is adjusted to reflect the Group’s share of the post-acquisition profits or losses of the investee, the Group’s share of other comprehensive income of the investee, other changes to the investees net assets and is further adjusted for impairment losses, if any. Dividend received or receivable from associate and joint ventures are recognised as a reduction in carrying amount of the investment.
The consolidated statements of profit or loss and consolidated statements of comprehensive income include the Group’s share of investee’s results, except where the investee is generating losses share of such losses in excess of the Group’s interest in that investee are not recognised. Losses recognised under the equity method in excess of the Group’s investment in ordinary shares are applied to the other components of the Group’s interest that forms part of Group’s net investment in the investee in the reverse order of their seniority (i.e., priority in liquidation).
If the Group’s share of losses in an associate or joint venture equals or exceeds its interests in the associate or joint venture, the Group discontinues the recognition of further losses. Additional losses are provided for only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate/ joint venture.
Unrealised gains arising from transactions with associates and joint venture are eliminated against the investment to the extent of the Group’s interest in these entities. Unrealised losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment of the asset transferred. Accounting policies of equity accounted investees are changed where necessary to ensure consistency with the policies adopted by the Group.
The carrying amount of equity accounted investments are tested for impairment in accordance with the policy described in Note 3 (a)(I) below.
C. Business combinations
Business combinations except those under common control are accounted for under the acquisition method. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3
(Business Combinations)
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
If the Group acquires a group of assets in a company that does not constitute a business combination in accordance with IFRS 3, the cost of the acquired group of assets is allocated to the individual identifiable assets acquired based on their relative fair value.
Common control transactions
A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination and the control is not transitory. The transactions between entities under common control are scoped out of IFRS 3 and there is no authoritative literature for these transactions under IFRS. As a result, the Group adopted accounting principles similar to the pooling-of-interest
method based on the predecessor values. The assets and liabilities of the acquired entity are recognised at the book values recorded in the ultimate parent entity’s consolidated financial statements. The components of equity of the acquired companies are added to the same components within Group equity except that any share capital and investments in the books of the acquiring entity are cancelled and the differences, if any, are adjusted in the opening retained earnings/ capital reserve. The Company’s shares issued in consideration for the acquired companies are recognised from the moment the acquired companies are included in these financial statements and the financial statements of the commonly controlled entities would be combined, retrospectively, as if the transaction had occurred at the beginning of the earliest reporting period presented. However, the prior years’ comparative information is only adjusted for periods during which the entities were under common control.

F-1
6

D. Revenue recognition
Sale of products/ rendering of services (including revenue from contracts with customers)
The Group’s revenue from contracts with customers is mainly from the sale of copper, aluminium, iron ore, zinc, oil and gas, power, steel, glass substrate and port operations. Revenue from contracts with customers is recognised when control of the goods or services is transferred to the customer which usually is on delivery of the goods to the shipping agent at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. Revenue is recognised net of discounts, volume rebates, outgoing sales taxes/ goods and service tax and other indirect taxes. Revenues from sale of by-products
are included in revenue.
Certain of the Group’s sales contracts provide for provisional pricing based on the price on the London Metal Exchange (LME) and crude index, as specified in the contract. Revenue in respect of such contracts is recognised when control passes to the customer and is measured at the amount the entity expects to be entitled – being the estimate of the price expected to be received at the end of the measurement period. Post transfer of control of goods, provisional pricing features are accounted in accordance with IFRS 9 (
Financial Instruments)
rather than IFRS 15
(Revenue from Contracts with Customers)
and therefore the IFRS 15 rules on variable consideration do not apply. These ‘provisional pricing’ adjustments, i.e., the consideration received post transfer of control are included in revenue and disclosed by way of note to the financial statements. Final settlement of the price is based on the applicable price for a specified future period. The Group’s provisionally priced sales are marked to market using the relevant forward prices for the future period specified in the contract and is adjusted in revenue.
Revenue from oil, gas and condensate sales represent the Group’s share in the revenue from sale of such products, by the joint operations, and is recognised as and when control in these products gets transferred to the customers. In computing its share of revenue, the Group excludes government’s share of profit which gets accounted for when the obligation in respect of the same arises.
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
A contract liability is the obligation to transfer goods or services to a customer for which the Group has received consideration from the customer. If a customer pays consideration before the Group transfers goods or services to the customer, a contract liability is recognised when the payment is received. The advance payments received, plus a specified rate of return/ discount at the prevailing market rates, are settled by supplying respective goods over a period of up to twenty four months under an agreed delivery schedule as per the terms of the respective agreements. As these are contracts that the Group expects and has the ability to fulfil through delivery of a non-financial
item, these are presented as advance from customers and are recognised as revenue as and when control of respective commodities is transferred to customers under the agreements. The fixed rate of return/discount is treated as finance cost. The portion of the advance where either the Group does not have a unilateral right to defer settlement beyond 12 months or expects settlement within 12 months from the balance sheet date is classified as current liability.
Interest income
Interest income from debt instruments is recognised using the effective interest rate method. The effective interest rate is the rate that discounts estimated future cash receipts through the expected life of the financial asset to the gross carrying amount of a financial asset. When calculating the effective interest rate, the Group estimates the expected cash flows by considering all the contractual terms of the financial instrument (for example, prepayment, extension, call and similar options) but does not consider the expected credit losses.
Dividends
Dividend income is recognised in the consolidated statements of profit or loss only when the right to receive payment is established, provided it is probable that the economic benefits associated with the dividend will flow to the Group, and the amount of the dividend can be measured reliably.
E (a) Property, plant and equipment
(i) Mining properties
When a decision is taken that a mining properties is viable for commercial production (i.e., when the Group determines that the mining properties will provide sufficient and sustainable return relative to the risks and the Group decided to proceed with the mine development), all further pre-production
primary development expenditure other than that on land, buildings, plant, equipment and capital work in progress is capitalized as property, plant and equipment under the heading “Mining properties” together with any amount transferred from “Exploration and evaluation” assets. The costs of mining properties include the costs of acquiring and developing mining properties.

F-1
7

The stripping cost incurred during the production phase of a surface mine is deferred
to the extent the current period stripping cost exceeds the average period stripping cost over the life of mine and recognised as an asset if such cost provides a benefit in terms of improved access to ore in future periods and certain criteria are met. When the benefit from the stripping costs is realized in the current period, the stripping costs are accounted for as the cost of inventory. If the costs of inventory produced and the stripping activity asset are not separately identifiable, a relevant production measure is used to allocate the production stripping costs between the inventory produced and the stripping activity asset. The Group uses the expected volume of waste compared with the actual volume of waste extracted for a given value of ore/mineral production for the purpose of determining the cost of the stripping activity asset.
Deferred stripping costs are included in mining properties After initial recognition, the stripping activity asset is depreciated on a unit of production method over the expected useful life of the identified component of the ore body.
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
If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment. All other expenses on existing property, plant and equipment, including day-to-day
repair and maintenance expenditure and cost of replacing parts, are charged to the consolidated statements of profit or loss in the period during which such expenses are incurred.
Gains and losses on disposal of an item of property, plant and equipment, computed as the difference between the net disposal proceeds and the carrying amount of the asset, are included in the consolidated statements of profit or loss when the asset is derecognised. Major inspection and overhaul expenditure is capitalised, if the recognition criteria are met.
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

8

Mining properties
The capitalised mining properties are amortised on a
unit-of-production
basis over the total estimated remaining commercial proved and probable reserves of each property or Group of properties and are subject to impairment review. Costs used in the unit of production calculation comprise of the net book value of capitalised costs plus the estimated future capital expenditure required to access the commercial reserves. Changes in the estimates of commercial reserves or future capital expenditure are recorded prospectively.
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
Costs used in the unit of production calculation comprise the net book value of capitalised costs plus the estimated future field development costs required to access the commercial reserves. Changes in the estimates of commercial reserves or future field development costs are recorded prospectively.
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
The Group reviews the residual value and useful life of an asset at least at each financial year end
,
and if expectations differ from previous estimates the change is accounted for as a change in accounting estimate.
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
Exploration expenditure includes all direct and allocated indirect expenditure associated with finding specific mineral resources which includes depreciation and applicable operating costs of related support equipment and facilities and other costs of exploration activities:

•	Acquisition costs—costs associated with acquisition of licenses and rights to explore, including related professional fees.

•
General exploration costs—costs of surveys and studies, rights of access to properties to conduct those studies (e.g., costs incurred for environment clearance, defence clearance, etc.), and salaries and other expenses of geologists, geophysical crews and other personnel conducting those studies.

•	Costs of exploration drilling and equipping exploration and appraisal wells.

F-
19

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
Following appraisal of successful exploration wells, if commercial reserves are established and technical feasibility for extraction demonstrated, then the related capitalised exploration costs are transferred into a single field cost centre within property, plant and equipment—development/ producing assets (oil and gas properties) after testing for impairment. Where results of exploration drilling indicate the presence of hydrocarbons which are ultimately not considered commercially viable, all related costs are written off to the consolidated statements of profit or loss.
Expenditure incurred on the acquisition of a licence interest is initially capitalised on a licence-by-licence
basis. Costs are held undepleted within exploration and evaluation assets until such time as the exploration phase on the licence area is complete or commercial reserves have been discovered.
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
The Group recognises port concession rights as “Intangible Assets” arising from a service concession arrangement in which the grantor controls or regulates the services provided and the prices charged and also controls any significant residual interest in the infrastructure such as property, plant and equipment, irrespective whether the infrastructure is existing infrastructure of the grantor or the infrastructure is constructed or purchased by the Group as part of the service concession arrangement. Such an intangible asset is recognised by the Group initially at cost determined as the fair value of the consideration received or receivable for the construction service delivered and is capitalised when the project is complete in all respects. Port concession rights are amortised on straight line basis over the balance of license period. The concession period is 30 years from the date of the award.
Any addition to the port concession rights are measured at fair value on recognition. Port concession rights also include certain property, plant and equipment in accordance with IFRIC 12
(Service Concession Arrangements)
.
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
(a) Financial Assets – Recognition and subsequent measurement
All financial assets are recognised initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset. Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognised on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

F-2
0

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
Debt instruments included within the FVOCI category are measured initially, as well as at each reporting date, at fair value. Fair value movements are recognised in other comprehensive income (OCI). However, interest income, impairment losses and reversals and foreign exchange gain or loss are recognized in the consolidated statements of profit or loss. On derecognition of the asset, cumulative gain or loss previously recognised in other comprehensive income is reclassified from the equity to consolidated statements of profit or loss. Interest earned whilst holding fair value through other comprehensive income debt instrument is reported as interest income using the EIR method.
Debt instruments at fair value through profit or loss (FVTPL)
FVTPL is a residual category for debt instruments. Any debt instrument which does not meet the criteria for categorization as at amortised cost or as FVOCI is classified as FVTPL.
In addition, the Group may elect to designate a debt instrument which otherwise meets amortised cost or FVOCI criteria as FVTPL. However, such election is allowed only if doing so reduces or eliminates a measurement or recognition inconsistency (referred to as ‘accounting mismatch’).
Debt instruments included within the FVTPL category are measured at fair value with all changes being recognised in consolidated statement of profit or loss. The Group has not designated any debt instrument as FVTPL.
Equity Instruments
All equity investments in the scope of IFRS 9 are measured at fair value. Equity instruments which are held for trading and contingent consideration recognised by an acquirer in a business combination to which IFRS 3 applies are classified as at FVTPL. For all other equity instruments, the Group may make an irrevocable election to present in other comprehensive income any subsequent changes in the fair value. The Group makes such election on an instrument-by-instrument
basis. The classification is made on initial recognition and is irrevocable.
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
(b) Financial Assets—Derecognition
The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.
(c) Impairment of Financial Assets
In accordance with IFRS 9, the Group applies expected credit loss (“ECL”) model for measurement and recognition of impairment loss on the following financial assets:

i)	Financial assets that are debt instruments, and are measured at amortized cost, e.g., loans, debt securities and deposits;

F-
21

ii)	Financial assets that are debt instruments and are measured as at FVOCI;

iii)	Trade receivables or any contractual right to receive cash or another financial asset that result from transactions that are within the scope of IFRS 15.
The Group follows the ‘simplified approach’ for recognition of impairment loss allowance on trade receivables, contract assets and lease receivables. The application of simplified approach does not require the Group to track changes in credit risk. Rather, it recognizes impairment loss allowance based on lifetime ECLs at each reporting date right from its initial recognition.
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
12-month
ECL.
Lifetime ECL is the expected credit loss resulting from all possible default events over the expected life of a financial instrument. The
12-month
ECL is a portion of the lifetime ECL which results from default events that are possible within 12 months after the reporting date.
ECL is the difference between all contractual cash flows that are due to the Group in accordance with the contract and all the cash flows that the entity expects to receive, discounted at the original EIR.
ECL impairment (loss allowance)/reversal during the year is recognised as (expense)/income in the consolidated statements of profit or loss. The consolidated statements of financial position presentation for various financial instruments is described below:

i)
Financial assets measured at amortised cost: ECL is presented as an allowance, i.e., as an integral part of the measurement of those assets. The Group does not reduce impairment allowance from the gross carrying amount.

ii)
Debt instruments measured at FVOCI: Since financial assets are already reflected at fair value, impairment allowance is not further reduced from its value. Rather, ECL amount is presented as ‘accumulated impairment amount’ in OCI.

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
(d) Financial Liabilities – Recognition and Subsequent measurement
Financial liabilities are classified, at initial recognition, at fair value through profit or loss, or as loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.
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
Financial liabilities designated upon initial recognition at fair value through profit or loss are designated as such at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. For liabilities designated as FVTPL, fair value gains/ losses attributable to changes in own credit risk are recognised in OCI. These gains/ losses are not subsequently transferred to consolidated statements of profit or loss. However, the Group may transfer the cumulative gain or loss within equity. All other changes in fair value of such liability are recognised in the consolidated statements of profit or loss. The Group has not designated any financial liability at fair value through profit or loss.
Financial liabilities at amortised cost (Loans, Borrowings and Trade and Other payables)
After initial recognition, interest-bearing loans and borrowings and trade and other payables are subsequently measured at amortised cost using the EIR method. Gains and losses are recognised in consolidated statements of profit or loss when the liabilities are derecognised as well as through the EIR amortisation process.
Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance and other costs in the consolidated statements of profit or loss.

F-2
2

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
If the hybrid contract contains a host that is a financial asset within the scope of IFRS 9, the Group does not separate embedded derivatives. Rather, it applies the classification requirements contained in IFRS 9 to the entire hybrid contract. Derivatives embedded in all other host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held for trading or designated at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in the consolidated statements of profit or loss, unless designated as effective hedging instruments.
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
Any gains or losses arising from changes in the fair value of derivatives are taken directly to the consolidated statements of profit or loss, except for the effective portion of cash flow hedges, which is recognised in OCI and later reclassified to the consolidated statements of profit or loss when the hedge item affects profit or loss or treated as basis adjustment if a hedged forecast transaction subsequently results in the recognition of a non-financial
asset or
non-financial
liability.
For the purpose of hedge accounting, hedges are classified as:

•	Fair value hedges when hedging the exposure to changes in the fair value of a recognised asset or liability or an unrecognised firm commitment;

•
Cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognised firm commitment;
 or

•	Hedges of a net investment in a foreign operation.
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

F-2
3

Hedges that meet the strict criteria for hedge accounting are accounted for, as described
below:
(1) Fair value hedges
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in the consolidated statements of profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.
When an unrecognised firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognised as an asset or liability with a corresponding gain or loss recognised in the consolidated statements of profit or loss. Hedge accounting is discontinued when the Group revokes the hedge relationship, the hedging instrument or hedged item expires or is sold, terminated, or exercised or no longer meets the criteria for hedge accounting and the unamortised fair value is recognised immediately in statement of profit or loss.
(2) Cash flow hedges
The effective portion of the gain or loss on the hedging instrument is recognised in OCI in the cash flow hedge reserve, while any ineffective portion is recognised immediately in the consolidated statements of profit or loss.
Amounts recognised in OCI are transferred to the consolidated statements of profit or loss when the hedged transaction affects profit or loss, such as when the hedged financial income or financial expense is recognised or when a forecast sale occurs. When the hedged item is the cost of a non-financial
asset or
non-financial
liability, the amounts recognised in OCI are transferred to the initial carrying amount of the non-financial
asset or liability
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
(3) Hedges of a net investment
Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a way similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognised in OCI while any gains or losses relating to the ineffective portion are recognised in the consolidated statements of profit or loss. On disposal of the foreign operation, the cumulative value of any such gains or losses recorded in equity is reclassified to the consolidated statements of profit or loss.
H. Borrowing costs
Borrowing cost includes interest expense as per EIR and exchange differences arising from foreign currency borrowings to the extent they are regarded as an adjustment to the interest cost.
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
EIR is the rate that discounts the estimated future cash payments or receipts over the expected life of the financial liability or a shorter period, where appropriate, to the amortised cost of a financial liability. When calculating the effective interest rate, the Group estimates the expected cash flows by considering all the contractual terms of the financial instrument (for example, prepayment, extension, call and similar options).
I. Impairment
Non-financial
assets
Impairment charges and reversals are assessed at the level of cash-generating units. A cash-generating unit (CGU) is the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets.

F-2
4

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
If any such indication exists or in case of goodwill where annual testing of impairment is required, then an impairment review is undertaken and the recoverable amount is calculated as the higher of fair value less costs of disposal and the asset’s value in use.
Fair value less costs of disposal is the price that would be received to sell the asset in an orderly transaction between market participants and does not reflect the effects of factors that may be specific to the Group and not applicable to entities in general. Fair value for mineral and oil and gas assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted at an appropriate post-tax
discount rate to arrive at the net present value.
Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. The cash flows are discounted using a pre-tax
discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted. Value in use is determined by applying assumptions specific to the Group’s continued use and do not take into account future development. These assumptions are different to those used in calculating fair value and consequently the value in use calculation is likely to give a different result to a fair value calculation.
The carrying amount of the CGU is determined on a basis consistent with the way the recoverable amount of the CGU is determined. The carrying value is net of deferred tax liability recognised in the fair value of assets acquired in the business combination.
If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount and impairment loss is recognised in the consolidated statements of profit or loss.
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
J. Leases
The Group assesses at contract inception, all arrangements to determine whether they are, or contain, a lease i.e., if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
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

F-2
5

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
Right-of-use
assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use
assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. The right-of-use
assets are also subject to impairment assessment.
Right-of-use
assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets as described in E above.
(ii) Lease liabilities
At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (in some instances, in-substance
fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognised as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.
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
When the grant or subsidy relates to revenue, it is recognised as income on a systematic basis in the consolidated statements of profit or loss over the periods necessary to match them with the related costs which they are intended to compensate.
Government grants relating to tangible fixed assets are deducted in calculating the carrying amount of the assets and recognised in the consolidated statements of profit or loss over the expected useful lives of the respective assets as reduced depreciation expense.
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

F-2
6

L. Inventories
Inventories and
work-in-progress
are stated at the lower of cost and net realisable value.
Cost is determined on the following basis:

•
Purchased copper concentrate is recorded at cost on a
first-in,
first-out
(“FIFO”) basis; all other materials including stores and spares are valued on weighted average basis; except in oil and gas business where stores and spares are valued on FIFO basis;

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
Subject to the exceptions below, deferred tax is provided using the balance sheet method on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes and on carry forward of unused tax credits and unused tax losses:

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
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. Tax relating to items recognised outside the consolidated statements of profit or loss is recognised either in other comprehensive income or equity.
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
Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.
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
Further, management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Group reflects the effect of uncertainty for each uncertain tax treatment by using either most likely method or expected value method, depending on which method predicts better resolution of the treatment.
N. Retirement benefit schemes
The Group operates or participates in a number of defined benefit and defined contribution schemes, the assets of which (where funded) are held in separately administered funds.
For defined benefit schemes, the cost of providing benefits under the plans is determined by actuarial valuation each year, separately for each plan, using the projected unit credit method by third party qualified actuaries.

F-2
7

Remeasurements
,
including effects of asset ceiling and return on plan assets (excluding amounts included
in interest on the net defined benefit liability) and actuarial gains and losses arising in the year, are recognised in full in other comprehensive income and are not recycled to the consolidated statements of profit or loss.
Past service costs are recognised in the consolidated statements of profit or loss on the earlier of:

•	the date of the plan amendment or curtailment, and

•	the date that the Group recognises related restructuring costs.
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
Provisions represent liabilities for which the amount or timing is uncertain. Provisions are recognised when the Group has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources, that can be reliably estimated, will be required to settle such an obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows to net present value using an appropriate pre-tax
discount rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Unwinding of the discount is recognised in the consolidated statements of profit or loss as finance and other costs. Provisions are reviewed at each reporting date and are adjusted to reflect the current best estimate.
A contingent liability is a possible obligation that arises from past events whose existence will be confirmed by the occurrence or non-occurrence
of one or more uncertain future events beyond the control of the Group or a present obligation that is not recognised because it is not probable that an outflow of resources will be required to settle the obligation. A contingent liability also arises in extremely rare cases where there is a liability that cannot be recognised because it cannot be measured reliably. In certain situations, the Group does not recognise a contingent liability but discloses its existence in the consolidated financial statements.
Contingent assets are not recognised but disclosed in the financial statements when an inflow of economic benefit is probable.
The Group has significant capital commitments in relation to various capital projects which are not recognised in the consolidated statements of financial position.
Q. Restoration, rehabilitation and environmental costs
An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the development or ongoing production of a mine or oil fields. Such costs, discounted to net present value, are provided for and a corresponding amount is capitalised at the start of each project as soon as the obligation to incur such costs arises. These costs are charged to the consolidated statements of profit or loss over the life of the operation through the depreciation of the asset and the unwinding of the discount on the provision. The cost estimates are reviewed periodically and are adjusted to reflect known developments which may have an impact on the cost estimates or life of operations. The cost of the related asset is adjusted for changes in the provision due to factors such as updated cost estimates, changes to lives of operations, new disturbance and revisions to discount rates. The adjusted cost of the asset is depreciated prospectively over the lives of the assets to which they relate. The unwinding of the discount is shown as finance and other costs in the consolidated statements of profit or loss. Costs for the restoration of subsequent site damage which is caused on an ongoing basis during production are provided for at their net present value and charged to the consolidated statements of profit or loss as extraction progresses. Where the costs of site restoration are not anticipated to be material, they are expensed as incurred.

8

R. Accounting for foreign currency transactions and translations
The functional currency for each entity in the Group is determined as the currency
of the primary economic environment in which it operates. For all principal operating subsidiaries, the functional currency is normally the local currency of the country in which it operates with the exception of oil and gas business operations which have US dollar functional currency as that is the currency of the primary economic environment in which it operates.
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
S. Earnings per share
The Group presents basic and diluted earnings per share (“EPS”) data for its equity shares. Basic EPS is calculated by dividing the profit or loss attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to equity shareholders and the weighted average number of equity shares outstanding for the effects of all potentially dilutive equity shares.
T. Treasury shares
The Group has created an Employee Benefit Trust (EBT) for providing share-based payment to its employees. The Group uses EBT as a vehicle for distributing shares to employees under the employee remuneration schemes. The EBT buys shares of the Company from the market for giving shares to employees. The shares held by EBT are treated as treasury shares.
Own equity instruments that are reacquired (treasury shares) are recognised at cost and deducted from equity. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognised in equity. Share options, whenever exercised, are satisfied with treasury shares.
U. Current and
non-current
classification
The Group presents assets and liabilities in the consolidated statements of financial position based on current /
non-current
classification. An asset is classified as current when it satisfies any of the following criteria:

•	it is expected to be realized in, or is intended for sale or consumption in, the Group’s normal operating cycle;

•	it is held primarily for the purpose of being traded;

•	it is expected to be realized within 12 months after the reporting date; or

•	it is cash or cash equivalent unless it is restricted from being exchanged or used to settle a liability for at least 12 months after the reporting date.
All other assets are classified as
non-current.
A liability is classified as current when it satisfies any of the following criteria:

•	it is expected to be settled in the Group’s normal operating cycle;

•	it is held primarily for the purpose of being traded;

•	it is due to be settled within 12 months after the reporting date; or

•
the Group does not have an unconditional right to defer settlement of the liability for at least
12 months after the reporting date. Terms of a liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

All other liabilities are classified as
non-current.
F-
29

Deferred tax assets and liabilities are classified as
non-current
only.
V. Acceptances
The Group enters into arrangements whereby banks and financial institutions make direct payments to suppliers for raw materials and project materials. The banks and financial institutions are subsequently repaid by the Group at a later date providing working capital timing benefits. These are normally settled between twelve months (for raw materials) to thirty-six
months

(for project and materials). Where these arrangements are with a maturity of up to twelve months, the economic substance of the transaction is determined to be operating in nature and these are recognised as Acceptances. Where these arrangements are with a maturity beyond twelve months and up to thirty-six
months, the economic substance of the transaction is determined to be financing in nature, and these are presented within borrowings in the consolidated statements of financial position. Interest expense on these are recognised as finance and other costs. Payments made by banks and financial institutions to the operating vendors are treated as an operational cash outflow and financing inflow and settlement of such acceptances by the Group is treated as a financing cash outflow.
W. Cash and cash equivalents and restricted cash and cash equivalents
Cash and cash equivalents comprise cash at bank and in hand, and short-term money market deposits which have a maturity of three months or less from the date of acquisition that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and are unrestricted as to withdrawal and usage.
For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above, and additionally includes unpaid dividend account.
Restricted cash and cash equivalents in the consolidated statements of financial position comprise cash at bank and in hand, and short-term deposits which have a maturity of three months or less from the date of acquisition and are restricted as to withdrawal and usage.
3(b) Application of new and revised standards
The Group has adopted, with effect from April 1, 2021, the following new and revised standards and interpretations. Their adoption did not had any material impact on the amounts reported in the consolidated financial statements.

1.	Amendments to IFRS 3 regarding recognition under acquisition method;

2.
Amendments to IFRS 7
(
Financial Instruments Disclosure
)
, IFRS 9, IAS 39
(
Financial Instruments: Recognition and
Measurement
)
, IFRS 4
(
Insurance Contracts
)
and IFRS 16
(
Leases: IFRS Foundation
)
regarding Interest Rate Benchmark Reform - Phase 2;

3.	Conceptual framework for financial reporting under IFRS issued by IASB;

4.	Amendments to IFRS 16 regarding COVID-19 related rent concessions.
Standards issued but not yet effective
The new and amended standards that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are noted below:

New pronouncement	Fiscal year beginning
Reference to the Conceptual Framework – Amendments to IFRS 3	January 1, 2022
Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16 ( Property, Plant and Equipment: IFRS Foundation )	January 1, 2022
Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37 ( Provisions, Contingent Liabilities and Contingent Assets )	January 1, 2022
AIP IFRS 9 ( Financial Instruments ) – Fees in the ‘10 per cent’ test for derecognition of financial liabilities	January 1, 2022
Classification of Liabilities as Current or Non-current - Amendments to IAS 1 ( Presentation of Financial Statements )	January 1, 2023
Definition of Accounting Estimates - Amendments to IAS 8 ( Accounting Policies, Changes in Accounting Estimates and Errors )	January 1, 2023
Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2 ( Making materiality judgements )	January 1, 2023
The amendments are not expected to have a material impact on the Group. The Group has not early adopted any amendments which has been notified but is not yet effective.

F-3
0

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
The information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements are as given below:
I. Significant Estimates:

(i)	Carrying value of exploration and evaluation assets
Exploration assets are assessed by comparing the carrying value to higher of fair value less cost of disposal or value in use if there are impairment indicators as contained in IFRS 6 (
Exploration for any Evaluation of Mineral resources
). Change to the valuation of exploration assets is an area of judgement. Further details on the Group’s accounting policies on this are set out in accounting policies above. The amounts for exploration and evaluation assets represent active exploration projects. These amounts will be written off to the consolidated statements of profit or loss as exploration costs unless commercial reserves are established, or the determination process is not completed and there are no indications of impairment. The outcome of ongoing exploration, and therefore whether the carrying value of exploration and evaluation assets will ultimately be recovered, is inherently uncertain.
Details of carrying values and impairment charge/ reversal and the assumptions used are disclosed in Note 14.

(ii)	Recoverability of deferred tax and other income tax assets
The Group has carried forward tax losses, unabsorbed depreciation and MAT credit that are available for offset against future taxable profit. Deferred tax assets are recognised only to the extent that it is probable that taxable profit will be available against which the unused tax losses or tax credits can be utilized. This involves an assessment of when those assets are likely to reverse, and a judgement as to whether or not there will be sufficient taxable profits available to offset the assets. This requires assumptions regarding future profitability, which is inherently uncertain. To the extent assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognised in respect of deferred tax assets and consequential impact in the consolidated statements of profit or loss.
Details of total deferred tax assets recognised in these financial statements including MAT credit entitlements are disclosed in Note 9.

(iii)	Copper operations in Tamil Nadu, India
TNPCB had issued a closure order of the Tuticorin Copper smelter, against which the Group had filed an appeal with the National Green Tribunal (“NGT”). NGT had, on August 8, 2013, ruled that the Copper smelter could continue its operations subject to implementation of recommendations of the Expert Committee appointed by the NGT. The TNPCB has filed an appeal against the order of the NGT before the Hon’ble Supreme Court of India.
In the meanwhile, the application for renewal of Consent to Operate (“CTO”) for existing copper smelter was rejected by the TNPCB in April 2018. The Group has filed an appeal before the TNPCB Appellate Authority challenging the Rejection Order. During the pendency of the appeal, the TNPCB vide its order dated May 23, 2018 ordered closure of existing copper smelter plant with immediate effect. Further, the Government of Tamil Nadu issued orders on the same date with a direction to seal the existing copper smelter plant permanently. The Group believes these actions were not taken in accordance with the procedure prescribed under applicable laws. Subsequently, the Directorate of Industrial Safety and Health passed orders dated May 30, 2018 directing the immediate suspension and revocation of the Factory License and the Registration Certificate for the existing smelter plant.
The Group appealed this before the NGT. NGT vide its order on December 15, 2018 has set aside the impugned orders and directed the TNPCB to pass fresh orders for renewal of consent and authorization to handle hazardous substances, subject to appropriate conditions for protection of environment in accordance with law.
The State of Tamil Nadu and TNPCB approached the Hon’ble Supreme Court in Civil Appeals on January 2, 2019 challenging the judgement of the NGT dated December 15, 2018 and the previously passed judgement of NGT dated August 8, 2013. The Supreme Court vide its judgement dated February 18, 2019 set aside the judgements of NGT dated December 15, 2018 and August 8, 2013 solely on the basis of maintainability and directed the Group to file an appeal in High court.
The Group had filed a writ petition before Madras High Court challenging the various orders passed against the Group in 2018 and 2013. On August 18, 2020, the Madras High Court delivered the judgement wherein it dismissed all the Writ Petitions filed by the Group. The Group has approached the Supreme Court and challenged the said High Court order by way of a Special Leave Petition (“SLP”) to Appeal and filed an interim relief for care & maintenance of the plant or trial run for certain period.
The Matter was then listed on December 2, 2020 before the Supreme Court, which after having heard both sides concluded that at this stage the interim relief in terms of trial run could not be allowed. The hearing on care & maintenance could not be listed at the Supreme Court. Further, considering the voluminous nature of documents and pleadings, the matter shall be finally heard on merits.

F-3
1

As per the Group’s assessment, it is in compliance with the applicable regulations
and expects to get the necessary approvals in relation to the existing operations and hence the Group does not expect any material adjustments to these financial statements as a consequence of above actions.
The Group has carried out an impairment analysis for existing plant assets during the year ended March 31, 2022 considering the key variables and concluded that there exists no impairment. The Group has done an additional sensitivity analysis with commencement of operations of the existing plant w.e.f. April 1, 2025 and noted that the recoverable amount of the assets would still be in excess of their carrying values.
The carrying value of the assets as at March 31,
2021 is
₹
 18,257 million and as at March 31, 2022 is
₹
 17,281 million ($ 228 million).
Expansion Project:
Separately, the Group filed a fresh application for renewal of the Environmental Clearance (EC) for the proposed Copper Smelter Plant 2 (Expansion Project) on March 12, 2018 before the Expert Appraisal Committee of the Ministry of Environment and Forests and Climate Change (“MoEFCC”) wherein a sub-committee
was directed to visit the Expansion Project site prior to prescribing the Terms of Reference.
In the meantime, the Madurai Bench of the High Court of Madras, in a Public Interest Litigation, held vide its order dated May 23, 2018 that the application for renewal of the EC for the Expansion Project shall be processed after a mandatory public hearing, and in the interim, ordered the Group to cease construction and all other activities on site for the proposed Expansion Project with immediate effect. The MoEFCC has delisted the expansion project since the matter is sub-judice.
Separately, State Industries Promotion Corporation of Tamil Nadu Ltd (“SIPCOT”) vide its letter dated May 29, 2018 cancelled 342.22
acres of the land allotted for the proposed Expansion Project. Further, the TNPCB issued orders on June 7, 2018 directing the withdrawal of the Consent to Establish (“CTE”) which was valid till March 31, 2023.
The Group has approached the Madras High Court by way of writ petition challenging the cancellation of lease deeds by SIPCOT pursuant to which an interim stay has been granted. The Group has also filed Appeals before the TNPCB Appellate Authority challenging withdrawal of CTE by the TNPCB, the matter is pending for adjudication. Considering the delay in existing plant matter and delay in getting the required approval for expansion project, management has recorded a provision for impairment of
₹
 6,692 million for expansion project basis fair value less cost of disposal in the fiscal year ended March 31, 2020. The net carrying value o
f
₹
 965 million and
₹
 410 million ($ 5
million)
in fiscal years ending March 31, 2021 and as at March 31, 2022, respectively, approximating its recoverable value.
Property, plant and equipment of
₹
 12,129 million ($ 160 million) and inventories of
₹
 3,007 million ($ 40 million) pertaining to existing and expansion plant, could not be physically verified, anytime during the year, as the access to the plant is presently restricted. However, since operations are suspended and access to the plant restricted, any difference between book and physical quantities is unlikely to be material.
On June 17, 2022, Board of Directors of the Company adopted a resolution to explore various options to potentially sell, in whole or in part, its Copper plant and associated facilities at Tuticorin. Accordingly, an Expression of Interest in this regard has been released on June 20, 2022. However, these evaluations are only exploratory in nature and no firm commitments have been executed at this stage.

iv)	PSC Extension
Rajasthan Block
The Group operates an oil and gas production facility in Rajasthan under a Production Sharing Contract (“PSC”). The management is of the opinion that the Group is eligible for an automatic extension of the PSC for Rajasthan (“RJ”) block on the same terms w.e.f. May 15, 2020 while Government of India (“GOI”), in October 2018, accorded its approval for extension of the PSC under the
Pre-NELP
Extension policy as per notification dated April 7, 2017
(“Pre-NELP
Policy”) by a period
of 10
years. As per the said policy and extension letter, the Group is required to comply with certain conditions and pay an additional 10
% Profit Petroleum (“PP”) to GOI. The Group had challenged the applicability of the Pre NELP-Policy to the RJ block. The Division Bench of the Delhi High Court in March 2021 set aside the single judge order of May 2018 which allowed automatic extension of PSC.
Nevertheless, GOI in their submissions to the Delhi High Court has not objected to Vedanta obtaining
a
10-year
 extension of RJ PSC. The legal dispute only relates to
additional 10
% PP rather than Vedanta’s right to obtain
10-year
extension. In the interim, without prejudice to the Group’s right, the Group has commenced paying the additional 10
% PP claimed from May 15, 2020 to GoI. The Group has also filed an SLP in the Hon’ble Supreme Court against above Delhi High Court order and revised date for SLP listing is awaited.
In parallel, the Group is in discussion with the ministry of petroleum and natural gas (“MoPNG”) on execution of a PSC addendum.
One of the conditions for extension of PSC relates to notification of certain audit exceptions raised for FY 2016
-17
as per PSC provisions and provides for payment of amounts, if such audit exceptions result into any creation of liability. The Group had also clarified that the same should be de-linked
as a condition for the extension which had been granted in October 2018. Discussions are ongoing to agree on the position that this issue will be dealt with as per ongoing arbitration with GOI as per PSC mechanism
.
The Directorate General of Hydrocarbons (“DGH”), in May 2018, has raised a demand on the Group and its subsidiary for the period up to March 31, 2017 for Government’s additional share of PP based on its computation of disallowance of cost incurred in excess of the initially approved Field Development Plan (“FDP”) of pipeline project for
₹
 15,240 million ($ 202 million) and retrospective
re-allocation
of certain common costs between Development Areas (“DAs”) of RJ aggregating to
₹
 27,520 million ($ 364 million). The DGH vide its letter dated May 12, 2020 reiterated its demand only with respect to the retrospective re-allocation
of certain common costs between DAs of RJ block of
₹
 27,520 million ($ 364 million) towards contractor share for the period up to
 March 31, 2017. This amount was subsequently revised to
₹
 34,650 million ($ 458 million) till March 2018 vide DGH letter dated December 24, 2020.

F-3
2

On April 28, 2022, DGH
 has notified audit exceptions for the period
up to
 May 14, 2020 and included an additional amount of
US $ 259 million
 for above mentioned matters. Demand of
US $ 202
million previously raised in May 2018 in respect of disallowance of costs incurred in excess of initially approved FDP of pipeline project has been removed as the revised pipeline project cost over the initial approved FDP was approved in September 2021.
The Group believes that it has sufficient, as well as reasonable, basis pursuant to the PSC provisions and related approvals, supported by legal advice, for having claimed such costs and for allocating common costs between different DAs. In the Group’s opinion, these computations of the aforesaid demand / audit exceptions are not appropriate, and the accounting adjustments sought for issues pertaining to Year 2007 and onwards are based on assumptions that are not in consonance with the approvals already in place. The Group’s view is also supported by independent legal opinion and the Group has been following the process set out in PSC to resolve these aforesaid matters. The Group has also invoked the PSC process for resolution of disputed exceptions and has issued notice for arbitration and an arbitration tribunal (“Tribunal”) stands constituted. Further, on September 23, 2020, the GOI had filed an application for interim relief before Delhi High Court seeking payment of all disputed dues. The matter was heard on September 25, 2020 wherein the Delhi High Court has not passed any ex parte orders. The matter is now listed for hearing on August 29, 2022.
Also, on Vedanta’s application under section 17 of the Arbitration and Conciliation Act, 1996, the Tribunal in December 2020 ordered that GOI should not take any action to enforce any of the amounts at issue in this arbitration against the Claimants (the Company and CIHL) during the arbitral period. The GOI has challenged the said order before the Delhi High Court under the said Act. This matter is also scheduled for hearing.
The Group has also filed application under Sec 151 of Code of Civil Procedure (CPC) read with Section 9 of the Arbitration & Conciliation Act 1996 requesting Delhi High Court to direct GOI to extend the PSC for 10 years without insisting upon a payment of disputed dues under audit exceptions which have been already referred to arbitration. On April 12, 2022, basis the application, Delhi High Court has issued notice to GOI intimating application filed by the Group. The matter is yet to be heard.
In management’s view, the above-mentioned condition on demand raised by the DGH for additional petroleum linked to PSC extension is untenable and has not resulted in creation of any liability and cannot be a ground for non-extension.
In addition, all necessary procedures prescribed in the PSC including invocation of arbitration, in respect of the stated audit observation have also been fulfilled. Accordingly, the PSC extension approval granted vide DGH letter dated October 26, 2018 upholds with all conditions addressed and no material liability would devolve upon the Group.
Simultaneously, the Group is also pursuing with the GOI for executing the RJ PSC addendum at the earliest. In view of extenuating circumstances surrounding
COVID-19
and pending signing of the PSC addendum for extension after complying with all stipulated conditions, the GOI has been granting interim permission to the Group to continue Petroleum operations in the RJ block. The latest permission is valid up to August 14, 2022 or signing of the PSC addendum, whichever is earlier.

(v)
ESL had filed application for renewal of Consent to Operate (CTO) on August 24, 2017 for the period of five years which was denied by Jharkhand State Pollution Control Board (‘JSPCB’) on August 23, 2018, as JSPCB awaited response from MoEFCC over a 2012 show-cause notice. After a personal hearing towards the show cause notice, the MoEFCC also revoked the EC on September 20, 2018. The Hon’ble High Court of Jharkhand granted stay against both the above orders and allowed the continuous running of the plant operations under regulatory supervision of the JSPCB. The Jharkhand High Court on September 16, 2020 passed an order vacating the interim stay in place beyond September 23, 2020 while listing the matter for final hearing. ESL urgently filed a petition in the Supreme Court, and on September 22, 2020, ESL was granted permission to run the plant till further orders.

The Forest Advisory Committee (FAC) of MoEFCC granted the Stage 1 clearance and the MoEFCC approved the related Terms of Reference (“TOR”) on August 25, 2020. ESL presented its proposal before the Expert Appraisal Committee (“EAC”) after completing the public consultation process and the same has been recommended for grant of EC subject to Forest Clearance (“FC”) by the EAC in its 41st meeting dated July 29 and 30, 2021. Vide letter dated August 25, 2021, the MoEFCC rejected the EC “as of now” due to stay granted by Madras High Court vide order dated July 15, 2021 in a Public Interest Litigation filed against the Standard Operating Procedure which was issued by the MoEFCC for regularization of violation case on July 7, 2021. The Hon’ble Supreme Court of India vide order dated December 9, 2021 decided the matter by directing MoEFCC to process the EC application of ESL as per the applicable law within a period of three months. The MoEFCC vide its letter dated February 2, 2022 has deferred the grant of EC till FC Stage-II is granted to ESL. ESL has submitted its reply against the MoEFCC letter vide letter dated February 11, 2022 for reconsidering the decision of linking EC with FC as the grant of FC Stage-II is not a condition precedent for grant of EC. As per Stage 1 clearance, the Group is required to provide non-forest
land in addition to the afforestation cost. The Group, based on the report of an Environment Impact Assessment consultant, had recognised a provision o
f
₹
 2,135
million as part of cost of sales in the financial statements for the year ended March 31, 2021 with respect to the costs to be incurred by it for obtaining EC and additional
₹
 69 million ($ 1 million
) has been provided against final order relating to wildlife conservation plan received during the current year.

(vi)	Oil and Gas reserves
Significant technical and commercial judgements are required to determine the Group’s estimated oil and natural gas reserves. Reserves considered for computing depletion are proved reserves for acquisition costs and proved and developed reserves for successful exploratory wells, development wells, processing facilities, distribution assets, estimated future abandonment cost and other related costs. Reserves for this purpose are considered on working interest basis which are reassessed at least annually. Changes in reserves as a result of change in management assumptions
(see vii below)
could impact the depreciation rates and the carrying value of assets (refer Note 14).

(vii)	Carrying value of developing/producing oil and gas assets
Management performs impairment tests on the Group’s developing/producing oil and gas assets where indicators of impairment are identified in accordance with IAS 36.
The impairment assessments are based on a range of estimates and assumptions, including:

Estimates/ assumptions	Basis
Future production	proved and probable reserves, production facilities, resource estimates and expansion projects
Commodity prices	management’s best estimate benchmarked with external sources of information, to ensure they are within the range of available analyst forecast
Discount to price	management’s best estimate based on historical prevailing discount and updated sales contracts
Extension of PSC	granted till 2030 on the expected commercial terms (Refer Note 3(c)(I)(iv)
Discount rates	cost of capital risk-adjusted for the risk specific to the asset/ CGU

F-3
3

Any subsequent changes to cash flows due to changes in the above-mentioned factors could impact the carrying value of the assets.
Details of carrying values and impairment charge and the assumptions used are disclosed in Note 14.

(viii)
Impact of Taxation Laws (Amendment) Act, 2019 Pursuant to the introduction of Section 115BAA of the Income Tax Act, 1961 which is effective April 1, 2019, companies in India have the option to pay corporate income tax at the rate of 22% plus applicable surcharge and cess as against the earlier rate of 30% plus applicable surcharge and cess, subject to certain conditions like, the Company has to forego all benefits like tax holidays, brought forward losses generated through tax incentives/additional depreciation and outstanding MAT credit. Considering all the provisions under Section 115BAA and based on the expected timing of exercising of the option under Section 115BAA, the Group has remeasured its deferred tax balances as at March 31, 2022. This computation required assessment of assumptions regarding future profitability, which is inherently uncertain. To the extent assumptions regarding future profitability
change, there can be increase or decrease in the amounts recognised. Refer Note 9 for details.

II. Significant Judgements:

(i)	Determining whether an arrangement contains a lease:
The Group has ascertained that the Power Purchase Agreement (PPA) executed between one of the subsidiaries and a state grid qualifies to be an operating lease under IFRS 16. Accordingly, the consideration receivable under the PPA relating to recovery of capacity charges towards capital cost have been recognised as operating lease rentals and in respect of variable cost that includes fuel costs, operations and maintenance, etc. is considered as revenue from sale of products/services.
Significant judgement is required in segregating the capacity charges due from the State grid between fixed and contingent payments. The Group has determined that since the capacity charges under the PPA are based on the number of units of electricity made available, which would be subject to variation on account of various factors like availability of coal and water for the plant, there are no fixed minimum payments under the PPA, which requires it to be accounted for on a straight line basis. The contingent rents recognised are disclosed in Note 6.

(ii)	Contingencies
In the normal course of business, contingent liabilities may arise from litigation, taxation and other claims against the Group. A provision is recognised when the Group has a present obligation as a result of past events, and it is probable that the Group will be required to settle that obligation.
Where it is management’s assessment that the outcome cannot be reliably quantified or is uncertain, the claims are disclosed as contingent liabilities unless the likelihood of an adverse outcome is remote. Such liabilities are disclosed in the notes but are not provided for in the consolidated financial statements.
When considering the classification of legal or tax cases as probable, possible or remote, there is judgement involved. This pertains to the application of the legislation, which in certain cases is based upon management’s interpretation of country specific applicable law, in particular India, and the likelihood of settlement. Management uses in-house
and external legal professionals to make informed decision.
Although there can be no assurance regarding the final outcome of the legal proceedings, the Group does not expect them to have a materially adverse impact on the Group’s financial position, profitability or cash flows. These are set out in Note 33.

(iii)	Revenue recognition and receivable recovery in relation to the power division
In certain cases, the Group’s power customers are disputing various contractual provisions of PPA’s. Significant judgement is required in both assessing the tariff to be charged under the PPA in accordance with IFRS 15 and to assess the recoverability of withheld revenue currently accounted for as receivables.
In assessing this critical judgment management, considered favourable external legal opinions the Group has obtained in relation to the claims and favourable court judgements in the related matter. In addition, the fact that the contracts are with government owned companies implies the credit risk is low. Refer Note 17.
4. Business Combination and Others
Ferro Alloys Corporation Limited—Business Combination
During the previous year ended March 31, 2021, the Company acquired control over FACOR under Corporate insolvency resolution process in terms of the Insolvency and Bankruptcy Code, 2016 of India. Based on completion of the closing conditions, the Company concluded the acquisition on September 21, 2020. The Company holds 100% in FACOR, while FACOR holds 90% equity in its subsidiary, Facor Power Limited (FPL).
FACOR is in the business of producing Ferro Alloys and owns a Ferro Chrome plant with capacity of 72,000 TPA, two operational Chrome mines and 100 MW of Captive Power Plant through FPL. The acquisition complements the Group’s existing steel business as the vertical integration of ferro manufacturing capabilities has the potential to generate significant efficiencies. FACOR has been included in “Others” for segment reporting purposes. The Company had finalised acquisition accounting during th
e
year ended March 31, 2021 and consequently recorded bargain gain (net of acquisition cost) as disclosed in Note 7.
If FACOR had been acquired at the beginning of year ended March 31, 2021, the Group revenue would have been
₹
 870,867 million ($ 11,907 million) and the profit before tax of the Group would have been
₹
 166,237 million ($ 2,273 million).

F-3
4

5. Segment information
Description of segment and principal activities
The Group is a diversified natural resource group engaged in exploring, extracting and processing minerals and oil and gas. The Group produces zinc, lead, silver, copper, aluminium, iron ore, oil and gas and commercial power and has a presence across India, South Africa, Namibia, the UAE, Ireland, Australia, Japan, South Korea, Taiwan and Liberia. The Group is also in the business of port operations and manufacturing of glass substrate and steel. The Group has seven

reportable segments: Copper, Zinc India (comprises of zinc and lead India), Zinc International, Aluminium, Power, Iron ore, Oil and Gas and Others. The management of the Group is organized by its main products: copper, Zinc (comprises zinc and lead India, silver India and zinc international), aluminium, iron ore, oil and gas, power and others. ‘Others’ segment mainly comprises of port/berth, steel and glass substrate, ferro alloys and cement business and those segments which do not meet the quantitative threshold for separate reporting. Each of the reportable segments derives its revenues from these main products and hence these have been identified as reportable segments by the Group’s chief operating decision maker (“CODM”).
Segment Revenue, Profit, Assets and Liabilities include the respective amounts identifiable to each of the segments and amount allocated on a reasonable basis. Unallocated expenditure consists of common expenditure incurred for all the segments and expenses incurred at corporate level. The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and unallocated liabilities, respectively.
The accounting policies of the reportable segments are the same as the Group’s accounting policies described in Note 3. The reportable segments are the segments of the Group for which separate financial information is available. Earnings Before Interest, Taxes, Depreciation and Amortization, Impairment and other items (“Segment profit or EBITDA”) are evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance and is a non-IFRS
measure. The Group’s financing (including finance and other costs and investment and other income) and income taxes are reviewed on an overall basis and are not allocated to reportable segments.
Transfer prices between operating segments are on arm length basis in a manner similar to transactions with third parties.
The following table presents revenue and profit information and certain assets and liabilities information regarding the Group’s reportable segments for the years ended March 31, 2020, March 31, 2021 and March 31, 2022 and as at March 31, 2021 and March 31, 2022:

F-3
5

a. Year ended March 31, 2020

	Copper	Zinc India	Zinc International	Aluminium	Power	Iron Ore	Oil and Gas	Others	Elimination	Total
	( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)
Revenue
Sales	90,517	181,590	31,275	265,445	58,599	34,500	126,608	46,912	—	835,446
Inter-segment sales	9	—	—	328	—	130	—	913	(1,380)	—
Segment revenue	90,526	181,590	31,275	265,773	58,599	34,630	126,608	47,825	(1,380)	835,446
Cost of sales and expenses (1)	(93,420)	(94,450)	(27,477)	(245,837)	(42,109)	(26,318)	(53,925)	(43,187)	1,380	(625,343)
Segment profit / (loss)	(2,894)	87,140	3,798	19,936	16,490	8,312	72,683	4,638	—	210,103
Depreciation and amortisation	(1,471)	(22,610)	(6,329)	(17,183)	(5,701)	(2,413)	(40,077)	(4,706)	—	(100,490)
Impairment (Refer Note14)	(6,692)	—	—	—	—	(1,201)	(135,031)	(5,098)	—	(148,022)
Other items*	(2,028)	—	(42)	1,681	—	—	—	—	—	(1,525)

Operating profit / (loss)	(13,085)	64,530	(2,573)	4,434	10,789	4,698	(102,425)	(5,166)	—	(39,934)
Investment and other income										25,714
Finance and other costs										(54,557)

Loss before tax										(68,777)

Additions to property, plant and equipments, exploration and evaluation assets and intangible assets**	2,192	46,088	7,552	14,187	671	1,081	45,490	2,373		119,668

(1)	Expenses includes Distribution and administrative expenses excluding non cash items disclosed separately.

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

F-3
6

b. Year ended March 31, 2021

	Copper	Zinc India	Zinc International	Aluminium	Power	Iron Ore	Oil and Gas	Others	Elimination	Total
	( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)
Revenue
Sales	108,879	219,316	27,290	285,756	53,752	44,875	75,308	53,454	—	868,630
Inter-segment sales	18	—	—	686	—	409	—	313	(1,426)	—
Segment revenue	108,897	219,316	27,290	286,442	53,752	45,284	75,308	53,767	(1,426)	868,630
Cost of sales and expenses (1)	(110,650)	(103,116)	(19,190)	(208,919)	(39,682)	(27,108)	(43,142)	(44,634)	1,426	(595,015)
Segment profit / (loss)	(1,753)	116,200	8,100	77,523	14,070	18,176	32,166	9,133	—	273,615
Depreciation and amortisation	(1,533)	(24,617)	(3,211)	(16,926)	(5,749)	(2,208)	(21,274)	(5,660)	—	(81,178)
Asset u nder construction written off (Refer Note 14)	—	—	—	(1,811)	—	—	—	(629)	—	(2,440)
Other items*	(2,086)	—	(40)	950	—	—	—	(2,135)	—	(3,145)

Operating profit / (loss)	(5,372)	91,583	4,849	59,736	8,321	15,968	10,892	709	—	186,852
Investment and other income										32,177
Finance and other costs										(52,955)

Profit before tax										166,074

Assets and liabilities
Assets
Segment assets#	59,570	200,072	60,740	477,070	163,620	33,039	181,108	78,160	—	1,253,379
Financial assets investments										1,532
Deferred tax asset										73,958
Short-term investments										281,775
Cash and cash equivalents (including restricted cash and cash equivalents)										49,563
Income tax assets										27,549
Loans to related party										70,712
Others										12,779

Total assets										1,771,247

Liabilities
Segment liabilities#	43,277	47,217	10,672	156,994	18,405	12,269	111,776	21,126		421,736
Borrowings										569,222
Current tax liabilities										2,792
Deferred tax liabilities										21,894
Others										21,554

Total liabilities										1,037,198

Additions to property, plant and equipments, exploration and evaluation assets and intangible assets**	622	25,163	3,754	17,135	267	985	15,192	6,019		69,155

(1)	Expenses includes Distribution and administrative expenses excluding non cash items disclosed separately.

*
Other items represent provision for receivables from KCM of
₹
 2,127 million, Renewable Power Obligation (RPO) liability reversal of
₹
 950 million, Costs to be incurred by the Company for obtaining Environment Clearance of
₹
 2,135 million. Additionally, forex gain on MAT credit entitlements of
₹
 166 million which has not been allocated to any segment is included in here.

**	The total of additions includes ₹ 18 million not allocated to any segment. Other segment includes ₹ 3,543 million acquired through business combination.

#	Restated. Refer Note 2(c)

F-3
7

c. Year ended March 31, 2022

	Copper	Zinc India	Zinc International	Aluminium	Power	Iron Ore	Oil and Gas	Others	Elimination	Total	Total
	( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)	(US dollars in million)
Revenue
Sales	151,511	286,241	44,841	508,091	55,005	62,330	124,301	79,597	—	1,311,917	17,292
Inter-segment sales	—	—	3	718	3,250	1,170	—	118	(5,259)	—	—
Segment revenue	151,511	286,241	44,844	508,809	58,255	63,500	124,301	79,715	(5,259)	1,311,917	17,292
Cost of sales and expenses (1)	(152,642)	(124,621)	(29,501)	(335,435)	(47,439)	(40,830)	(64,415)	(69,332)	5,259	(858,956)	(11,321)
Segment profit/(loss)	(1,131)	161,620	15,343	173,374	10,816	22,670	59,886	10,383	—	452,961	5,971
Depreciation and amortisation	(1,467)	(28,082)	(5,126)	(19,960)	(5,700)	(2,385)	(22,949)	(5,479)	—	(91,148)	(1,201)
Impairment reversal/(charge)**	—	—	—	—	—	—	62,745	—	—	62,745	827
Exploration cost written off**	—	—	—	—	—	—	(26,181)	—	—	(26,181)	(345)
Asset under construction written off**	—	—	—	—	—	—	—	(701)	—	(701)	(9)
Other Items*	(2,126)	(1,342)	(46)	(3,757)	(370)	—	—	(69)	—	(8,049)	(108)

Operating profit/(loss)	(4,724)	132,196	10,171	149,657	4,746	20,285	73,501	4,134	—	389,627	5,135
Investment and other income										19,947	263
Finance and other costs										(49,427)	(651)

Profit before tax										360,147	4,747

Assets and liabilities
Assets
Segment assets	56,569	2,15,297	69,938	535,182	160,665	46,027	262,757	91,395	—	1,437,830	18,951
Financial assets investments										1,472	19
Deferred tax asset										64,537	851
Short-term investments										235,932	3,110
Cash and cash equivalents (including restricted cash and cash equivalents)										91,383	1,205
Income tax assets										27,877	367
Others										70,476	929

Total assets										1,929,507	25,432

Liabilities
Segment liabilities	49,703	50,191	11,594	173,784	17,152	25,171	161,376	26,679		515,650	6,796
Borrowings										530,967	6,999
Current tax liabilities										9,192	121
Deferred tax liabilities										52,988	698
Others										13,588	181

Total liabilities										1,122,385	14,795

Additions to property, plant and equipments, exploration and evaluation assets and intangible assets***	395	38,284	11,037	35,835	1,067	2,965	17,875	12,812	—	120,469	1,588

(1)	Expenses includes Distribution and administrative expenses excluding non cash items disclosed separately.

*
Other items represent provision for receivables from KCM of
₹
 2,172 million ($ 29 million), provision for estimated costs of legacy fly ash utilization and reclamation
₹
 2,877 million ($ 38 million) (refer
N
ote 37(f)), charge for settlement of entry tax dispute under Amnesty Scheme
₹
 1,342 million ($ 18 million), provision for deposit given for inoperable mining project
₹
 1,250 million ($ 16 million) and Costs to be incurred by the Company for obtaining Environment Clearance of
₹
 69 million ($ 1 million). Additionally, forex loss on MAT credit entitlements of
₹
 339 million ($ 4 million) which has not been allocated to any segment is included in here.

**	Refer Note 14B(1) and 14B(2).

***	The total of additions includes ₹ 199 million ($ 3 million) not allocated to any segment.

8

Geographical Segment Analysis
The Group’s operations are located in India, Namibia, South Africa, UAE, Liberia, Ireland, Australia, South Korea and Taiwan. The following table provides an analysis of the Group’s sales by geographical market irrespective of the origin of the goods:

	Year ended March 31,
	2020	2021	2022	2022
	( ₹ in million)	( ₹ in million)	( ₹ in million)	(US dollars in million)
India	542,256	536,212	736,192	9,703
Europe	40,224	35,960	210,282	2,772
China	26,942	52,213	96,671	1,274
The United States of America	17,068	11,634	34,871	460
Mexico	6,496	9,318	23,111	305
Malaysia	76,479	71,092	5,480	72
Oth e rs	125,981	152,201	205,310	2,706

	835,446	868,630	1,311,917	17,292
The following is an analysis of the carrying amount of
non-current
assets, excluding deferred tax assets, derivative financial assets, financial asset investments and other non-current
financial assets analysed by the geographical area in
which
the assets are located: —

	As at March 31
	2021	2022	2022
	Carrying amount	Carrying Amount	Carrying Amount
	( ₹ in million)	( ₹ in million)	(US dollars in million)
India	954,629	1,008,838	13,297
South Africa	44,486	51,048	673
Namibia	8,870	9,904	131
Taiwan	10,029	8,928	118
Others	7,883	6,456	85

	1,025,897	1,085,174	14,304

Information about major customer
No single customer has accounted for more than 10% of the Group’s revenue for the year ended March 31, 2022. (March 31, 2020: No Customer and March 31, 2021: Revenue from one customer amounted to
₹
 104,164 million arising from sales made in the Aluminium, zinc and copper segment.)

F-
39

Disaggregation of Revenue
Below table summarises the disaggregated revenue from contracts with customers: —

	Year ended March 31,
	2020	2021	2022	2022
	( ₹ in million)	( ₹ in million)	( ₹ in million)	(US dollars in million)
Oil	109,062	64,798	102,751	1,354
Gas	7,945	6,837	17,119	226
Zinc Metal	157,559	166,343	247,092	3,257
Lead Metal	34,702	38,803	42,400	559
Silver Metal & Bars	24,756	43,949	42,151	556
Iron Ore	14,820	21,734	23,538	310
Metallurgical Coke	553	2,565	4,065	54
Pig Iron	22,394	24,249	41,231	543
Copper Products	73,489	102,049	142,812	1,882
Aluminium Products	254,293	283,944	512,535	6,755
Power	44,064	36,509	38,861	512
Steel Products	37,850	39,663	56,977	751
Ferro Alloys	—	2,740	8,300	109
Others	37,465	21,261	31,173	412

Revenue from contracts with customers*	818,952	855,444	1,311,005	17,280
Revenue from contingent rents	16,729	15,147	13,812	182
Loss on provisionally priced contracts under IFRS 9 (Refer Note 6(a))	(12,995)	(1,961)	(12,900)	(170)
JV partner’s share of the exploration costs approved under the OM (Refer Note 6(b))	12,760	—	—	—

Total Revenue	835,446	868,630	1,311,917	17,292

*
Includes

revenues from sale of services aggregating to
₹
 2,159 million,
₹
 2,239 million and
₹
 3,007 million ($ 40 million) for the financial years ended March 31, 2020, March 31, 2021 and March 31, 2022
,
respectively which is recorded over a period of time and the balance revenue is recognised at a point in time.

F-4
0

6. Revenue

For the year ended March 31,	2020	2021	2022	2022
	( ₹ in million)	( ₹ in million)	( ₹ in million)	(US dollars in million)
Sale of products	816,558	851,244	1,295,098	17,070
Sale of services	2,159	2,239	3,007	40
Revenue from contingent rents	16,729	15,147	13,812	182

	835,446	868,630	1,311,917	17,292

a)
Revenue from sale of products and from sale of services comprises of revenue from contracts with customers of
₹
 818,952 million,
₹
 855,444 million and
₹
 1,311,005 million ($ 17,280
million) for the years ended March 31, 2020, March 31, 2021 and March 31, 2022, respectively, and a net loss on mark-to-market of
₹
 12,995 million,
₹
 1,961 million and
₹
 12,900 million ($ 170
million) on account of gains/losses relating to sales of product that were provisionally priced as at the beginning of the respective year with the final price settled during the subsequent year
s
ended March 31, 2020, March 31, 2021 and March 31, 2022, respectively, gains / losses relating to sales of product fully priced during the respective year, and marked to market gains/ losses relating to sales of product that were provisionally priced as at the end of the respective year.

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
the
OM is not applicable to its Joint operation partner, view which is also supported by an independent legal opinion. However, the Joint operation partner carries a different understanding and the matter is pending resolution.

c)
Majority of the Group’s sales are against advances or are against letters of credit/cash against documents/guarantees of banks of national standing. Where sales are made on credit, the amount of consideration does not contain any significant financing component as payment terms are within three months.

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

F-4
1

7. Investment and other income

For the year ended March 31,	2020	2021	2022	2022
	( ₹ in million)	( ₹ in million)	( ₹ in million)	(US dollars in million)
Fair value gain on financial assets held for trading / fair value through profit or loss (FVTPL) (1)	5,574	9,340	2,087	28
Interest and dividend Income:
Interest income on financial assets held for trading/FVTPL	10,169	4,779	3,925	52
Interest income on bank deposits at amortized cost	2,183	5,649	5,371	70
Interest income on loans and receivables at amortized cost (Refer Note 35(b))	4,518	9,806	9,538	126
Other interest income	287	810	21	0
Dividend income on available for sale investments held at FVOCI	17	17	16	0
Dividend income – financial assets held for trading/FVTPL	477	13	2	0
Bargain gain net of acquisition cost	—	1,232	—	—
Foreign exchange gain/ (loss) net	2,489	531	(1,013)	(13)

	25,714	32,177	19,947	263

Notes:

(1)	Income for the year ended March 31, 2020 includes mark to market loss of ₹ 3,624 million relating to structured investments purchased from Volcan Investments Limited (Refer Note 35(f)).
8. Finance and other costs

For the year ended March 31,
	2020		2021		2022		2022
	( ₹ in million)		( ₹ in million)		( ₹ in million)		(US dollars in million)
Interest expense on financial liabilities at amortised cost (1)		56,175		51,844		47,124		621
Unwinding of discount on provisions		962		721		777		10
Net foreign exchange loss/(gain) on borrowings and creditors for capital expenditure		4,789		(180)		1,455		19
Transaction costs paid to the ultimate parent company (Refer Note 35(f))		—		1,032		—		—
Other finance costs		2,588		2,502		2,985		39
Net interest on defined benefit arrangements		212		194		212		3
Capitalisation of finance costs (2)		(10,169)		(3,158)		(3,126)		(41)

		54,557		52,955		49,427		651

Notes:

(1)	Includes interest expense on lease liabilities for the year ended March 31, 2020, March 31, 2021 and March 31, 2022 of ₹ 247 million, ₹ 278 million and ₹ 136 million ($ 2 million)
(2)
Interest rate of 7.49%, 6.91% and 7.87% was used to determine the amount of general borrowing costs eligible for capitalization in respect of qualifying asset for the year ended March 31, 2020, March 31, 2021 and March 31, 2022 respectively.

F-4
2

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
Statutory income taxes are assessed based on book profits prepared under generally accepted accounting principles in India (“Indian GAAP”) adjusted in accordance with the provisions of the (Indian) Income tax Act, 1961. Such adjustments generally relate to depreciation of fixed assets, disallowances of certain provisions and accruals, deduction for tax holidays and similar exemptions, the use of tax losses carried forward and retirement benefit costs. Statutory income tax is charged at 30
% plus a surcharge and education cess. The combined Indian statutory tax rate for the financial years
2019-20,
2020-21 and 2021-22 was
 34.94% and 25.17%
for the subsidiaries who have opted new tax regime (refer Note 3(c)
(I)(
viii
).
MAT is assessed on book profits adjusted for certain limited items as compared to the adjustments allowed for assessing regular income tax under normal provisions. MAT for financial years
2019-20,
2020-21
and
2021-22
at 15
% plus surcharge and education cess. The combined Indian statutory tax rate of MAT for the financial years
2019-20,
2020-21
and
2021-22
is 17.47%. MAT paid in excess of regular income tax during a year can be set off against regular income taxes within a period of fifteen years succeeding the assessment year in which MAT credit arises subject to the limits prescribed.
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
(a) Tax charge/ (credit) recognised in the consolidated statement of profit or loss

For the year ended March 31,	2020	2021	2022	2022
	( ₹ in million)	( ₹ in million)	( ₹ in million)	(US dollars in million)
Current tax:

Current tax on profit for the year	17,911	20,671	63,119	832
Credit in respect of current tax for earlier years	(33)	(14)	(25)	(0)
Total current tax (a)	17,878	20,657	63,094	832
Deferred tax:
Reversal and origination of temporary differences	(44,562)	(1,546)	40,807	538
Charge/(Credit) in respect of Deferred tax for earlier years	7	(27)	(833)	(11)
Total Deferred Tax (b)	(44,555)	(1,573)	39,974	527
Total income tax (credit)/expense for the year (a+b)	(26,677)	19,084	103,068	1,359
(Loss)/Profit before tax	(68,777)	166,074	360,147	4,747
Effective income tax rate (%)	38.8%	11.5%	28.6%	28.6%

F-4
3

(b)
A reconciliation of income tax expense/(credit) applicable to profit/(loss) before tax at the Indian statutory income tax rate to income tax expense / (credit) at the Group’s effective income tax rate for the year indicated are as follows.

For the year ended March 31,	2020	2021	2022	2022
	( ₹ in million)	( ₹ in million)	( ₹ in million)	(US dollars in million)
(Loss)/Profit before tax	(68,777)	166,074	360,147	4,747
Indian statutory income tax rate	34.94%	34.94%	34.94%	34.94%
Tax at Indian statutory income tax rate	(24,033)	58,034	125,850	1,659
Non-taxable income	(1,406)	(1,227)	(1,366)	(18)
Tax holidays and similar exemptions (Refer Notes below)	(4,934)	(7,710)	(19,559)	(258)
Effect of tax rates differences of subsidiaries operating at other rates	(581)	(3,625)	2,750	36
Tax on distributable reserve of/ dividend from subsidiary #	19,532	8,690	—	—
Unrecognized tax assets (Net)*	(713)	(31,932)	98	1
Change in deferred tax balances due to change in tax law**	(17,760)	(3,125)	(2,715)	(36)
Capital gains/Other income subject to lower tax rate	(2,733)	(1,756)	(3,435)	(45)
Credit in respect of earlier years	(26)	(41)	(858)	(11)
Other permanent differences	5,977	1,776	2,303	31

Total income tax expense/(credit)	(26,677)	19,084	103,068	1,359

#
Consequent to the declaration of dividend (including from accumulated profits) by the subsidiaries, the unabsorbed depreciation as per tax laws have been utilized by Vedanta Limited leading to a deferred tax charge of
₹

19,532
million and
₹

8,690
million for the year ended March 31, 2020 and March 31, 2021, respectively.

*
In June 2018, the Company acquired majority stake in ESL Steel Limited (“ESL”), which has since been focusing on operational turnaround. Based on management’s estimate of future outlook, financial projections and requirements of IAS 12 (Income taxes), ESL has recognized deferred tax assets of
₹

31,823
million during the year ended March 31, 2021. During the year ended March 31, 2022, ESL derecognized deferred tax assets on losses expired in the current year amounting to
₹
 1,220 million ($ 16 million).
 B
ased on revised financial forecasts, management is confident of realising the remaining deferred tax assets fully.

**	Deferred tax charge for the year ended March 31, 2020 includes deferred tax credit of ₹ 16,512 million on remeasurement of deferred tax balance as at March 31, 2019. Also, refer Note 3(c)(I)(viii).
Certain businesses of the Group within India are eligible for specified tax incentives which are included in the table above as tax holidays and similar exemptions. Most of such tax exemptions are relevant for the companies operating in India. These are briefly described as under:
The location based exemption
In order to boost industrial and economic development in undeveloped regions, provided certain conditions are met, profits of newly established undertakings located in certain areas in India may benefit from tax holiday under section 80IC of the Income Tax Act, 1961. Such tax holiday works to exempt 100% of the profits for the first five years from the commencement of the tax holiday, and 30
% of profits for the subsequent five years. This deduction is available only for units established up to March 31, 2012. However, such undertaking would continue to be subject to MAT provisions.

F-4
4

In the fiscal year ended March 31, 2021, undertaking at Pantnagar, which is part of HZL, was the only unit eligible for deduction at 30% of taxable profit.
The location based exemption: SEZ Operations
In order to boost industrial development and exports, provided certain conditions are met, profits of undertaking located in Special Economic Zone (‘SEZ’) may benefit from tax holiday. Such tax holiday works to exempt 100% of the profits for the first five years from the commencement of the tax holiday, 50% of profits for five years thereafter and 50
% of the profits for further five years provided the amount allowable in respect of deduction is credited to Special Economic Zone
Re-Investment
Reserve account. However, such undertaking would continue to be subject to MAT provisions.
The Group has setup SEZ Operations in its aluminum division of Vedanta Limited where such benefit has been drawn.
Sectoral Benefit—Power Plants and Port Operations
To encourage the establishment of infrastructure, certain power plants and ports have been offered income tax exemptions of upto 100% of profits and gains for any ten consecutive years within the 15 year period following commencement of operations subject to certain conditions under section 80IA of the Income Tax Act, 1961. The Group currently has total operational capacity of 8.25 Giga Watts (GW) of thermal based power generation facilities and wind power capacity of 274 Mega Watts (MW) and port facilities. However, such undertakings would continue to be subject to MAT provisions.
The Group has power plants which benefit from such deductions, at various locations of HZL, Vedanta Limited (where such benefits has been drawn), TSPL and BALCO (where no benefit has been drawn).
Further tax incentives exist for certain other infrastructure facilities to exempt 100% of profits and gains for any ten consecutive years within the
20-year
period following commencement of these facilities’ operation, provided certain conditions are met. HZL currently has certain eligible facilities. However, such facilities would continue to be subject to the MAT provisions.
The Group operates a zinc refinery in Export Processing Zone, Namibia which has been granted tax exempt status by the Namibian government.
In addition, the subsidiaries incorporated in Mauritius are eligible for tax credit to the extent of 80% of the applicable tax rate on foreign source income.
The total effect of such tax holidays and exemptions was
₹
 4,934 million,
₹
 7,710 million and
₹
 19,559 million ($258
million) for the years ended March 31, 2020, March 31, 2021 and March 31, 2022, respectively.
(c) Deferred tax assets/liabilities
The Group has recorded significant amounts of deferred tax. The majority of the deferred tax liabilities represents accelerated tax relief for the depreciation of property plant and equipment, the depreciation of mining reserves and the fair value uplifts created on acquisitions, net of losses carried forward by the Group and unused tax credits in the form of MAT credits carried forward in the Group. Significant components of Deferred tax (assets) and liabilities recognized in the consolidated statement of financial position are as follows:

F-4
5

For the year ended March 31, 2020:
	Opening balance as at April 1, 2019	Charged/ (credited) to Statement of profit or loss	Charged/ (credited) to other comprehensive income	Exchange difference arising on translation of foreign operation	Closing balance as at March 31, 2020
Significant components of deferred tax (assets)/liabilities	( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)
Property, plant and equipment, exploration and evaluation and other intangible assets	139,548	(61,429)	—	(93)	78,026
Voluntary retirement scheme	(395)	111	—	—	(284)
Employee benefits	(1,098)	6	(714)	49	(1,757)
Fair value of derivative asset/ liability	(357)	(69)	324	—	(102)
Fair valuation of other asset/liability	8,471	911	(1)	593	9,974
MAT credit entitlement	(103,243)	11,605	251	129	(91,258)
Unabsorbed depreciation and business losses	(45,655)	(9,223)	—	—	(54,878)
Other temporary differences	(5,947)	13,533	(590)	289	7,285

Total	(8,676)	(44,555)	(730)	967	(52,994)

For the year ended March 31, 202 1 :

	Opening balance as at April 1, 2020	Charged/ (credited) to Statement of profit or loss	Charged/ (credited) to other comprehensive income	Charged to Equity	Deferred tax on acquisition through business combination	Exchange difference arising on translation of foreign operation	Closing balance as at March 31, 2021
Significant components of deferred tax (assets)/liabilities	( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)
Property, plant and equipment, e xploration and e valuation and other intangible assets	78,026	(145)	—	—	498	1,647	80,026
Voluntary retirement scheme	(284)	(246)	—	—	—	—	(530)
Employee benefits	(1,757)	(222)	104	319	—	(94)	(1,650)
Fair value of derivative asset/ liability	(102)	93	(256)	—	—	—	(265)
Fair valuation of other asset/liability	9,974	(2,422)	9	—	—	(277)	7,284
MAT credit entitlement*	(91,258)	8,621	249	—	—	30	(82,358)
Unabsorbed depreciation and business losses	(54,878)	7,837	—	—	—	—	(47,041)
Other temporary differences	7,285	(15,089)	352	—	104	(182)	(7,530)

Total	(52,994)	(1,573)	458	319	602	1,124	(52,064)

For the year ended March 31, 202 2 :
	Opening balance as at April 1, 2021	Charged/ (credited) to Statement of profit or loss	Charged/ (credited) to other comprehensive income	Charged to Equity	Exchange difference arising on translation of foreign operation	Closing balance as at March 31, 2022	Closing balance as at March 31, 2022
Significant components of deferred tax (assets)/liabilities	( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)	(US dollars in million)
Property, plant and equipment, Exploration and e valuation and other intangible assets	80,026	27,793	—	—	924	108,743	1,433
Voluntary retirement scheme	(530)	151	—	—	—	(379)	(5)
Employee benefits	(1,650)	(2,008)	(13)	102	(114)	(3,683)	(49)
Fair value of derivative asset/ liability	(265)	(207)	(387)	—	—	(859)	(11)
Fair valuation of other asset/liability	7,284	(314)	—	—	(418)	6,552	86
MAT credit entitlement*	(82,358)	15,047	(75)	(157)	(42)	(67,585)	(891)
Unabsorbed depreciation and business losses	(47,041)	2,077	—	—	—	(44,964)	(593)
Other temporary differences	(7,530)	(2,565)	741	—	(20)	(9,374)	(123)

Total	(52,064)	39,974	266	(55)	330	(11,549)	(153)

6

Deferred tax assets and liabilities have been offset where they arise in the same taxing jurisdiction with a legal right to offset income tax assets against income tax liabilities but not otherwise. Accordingly, the net deferred tax (assets)/liability has been disclosed in the consolidated statement of financial position as follows:

As at March 31,	2021	2022	2022
Particulars	( ₹ in million)	( ₹ in million)	(US dollars in million)
Deferred tax assets	(73,958)	(64,537)	(851)
Deferred tax liabilities	21,894	52,988	698

Net deferred tax (asset)/ liability	(52,064)	(11,549)	(153)

*
Recognition of deferred tax assets on MAT credits entitlement is based on the respective legal entity’s present estimates and business plans as per which the same is expected to be utilized within the stipulated fifteen-year period from the date of origination. MAT credit entitlements of
₹

82,358 million and
₹
67,585 million ($ 891 million) as at March 31, 2021 and March 31, 2022, respectively, of which
₹
3,400 million as at March 31, 2021 and
₹
2,080 million ($ 28 million) as at March 31, 2022 is expected to be utilised in the fourteenth year, fifteen years being the maximum permissible time period to utilise the MAT credits.

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
Unused tax losses/ unused tax credit for which no deferred tax asset has been recognised amount to
,
₹
 101,541 million and
₹
 98,197 million ($ 1,294 million) as at March 31, 2021 and March 31, 2022
,
 respectively.
As at March 31, 2021

Unused tax losses/ unused tax credit	Within one year ( ₹ in million)	Greater than one year, less than five years ( ₹ in million)	Greater than five years ( ₹ in million)	No expiry date ( ₹ in million)	Total ( ₹ in million)
Unutilized business losses	1,966	22,220	30,753	18,870	73,809
Unabsorbed depreciation	105	1,014	2,979	23,533	27,631
Unused capital losses	—	4	—	—	4
Unutilised R&D t ax c redit	—	—	—	97	97

Total	2,071	23,238	33,732	42,500	101,541

No deferred tax assets have been recognised on these unused tax losses/ unused tax credit as there is no evidence that sufficient taxable profit will be available in future against which these can be utilised by the respective entities.
As at March 31, 2022

Unused tax losses/ unused tax credit	Within one year ( ₹ in million)	Greater than one year, less than five years ( ₹ in million)	Greater than five years ( ₹ in million)	No expiry date ( ₹ in million)	Total ( ₹ in million)	Total (US dollars in million)
Unutilized business losses	311	32,170	31,163	20,052	83,696	1,103
Unabsorbed depreciation	—	0	0	14,398	14,398	190
Unused capital losses	—	4	—	—	4	0
Unutilised R&D t ax c redit	—	—	—	99	99	1

Total	311	32,174	31,163	34,549	98,197	1,294

F-
4
7

No deferred tax assets have been recognised on these unused tax losses/ unused tax credit as there is no evidence that sufficient taxable profit will be available in future against which these can be utilised by the respective entities.
The Group has not recognised any deferred tax liabilities for taxes that would be payable on the Group’s share in unremitted earnings of certain of its subsidiaries because the Group controls when the liability will be incurred and it is probable that the liability will not be incurred in the foreseeable future. The amount of unremitted earnings is
₹
 322,395 million and
₹
 369,475 million ($ 4,870 million) as at March 31, 2021 and March 31, 2022
,
respectively.
(d)
Non-current
tax assets
Non-current
tax assets of
₹
 27,481 million and
₹
 27,625 million ($ 364 million) as at March 31, 2021 and March 31, 2022
,
respectively
,
mainly represents income tax receivable from Indian tax authorities by Vedanta Limited relating to the refund arising consequent to the Scheme of Amalgamation & Arrangement made effective in August 2013 pursuant to approval by the jurisdiction High Court and receivables relating to matters in tax disputes in Group companies including tax holiday claim.
(e)
The tax department had raised demands on account of remeasurement of certain tax incentives, as described above, under section 80IA and 80 IC of the Income tax Act. During the year ended March 31, 2020, based on the favorable orders from Income Tax Appellate Tribunal relating to Assessment Year
09-10
to Assessment Year
12-13,
the Commissioner of Income Tax (Appeals) has allowed these claims for Assessment Year
14-15
to Assessment Year
15-16,
which were earlier disallowed and has granted refund of amounts deposited under protest. Against the Tribunal order, department had filed an appeal in Hon’ble Rajasthan High Court in financial year
17-18
which is yet to be admitted. As per the view of external legal counsel, tax department’s appeal seeks re-examination
of facts rather than raising any substantial question of law and hence it is unlikely that appeal will be admitted by the High Court. Due to this, there is a high probability that the case will go in favor of the company. The amount involved in this dispute as of March 31, 2022 is
₹
 113,690 million
(
$ 1,498 million) (March 31, 2021:
₹
 112,710 million) plus applicable interest up

to the date of settlement of the dispute.

F-
4
8

10.
The Group presents the consolidated statements of profit or loss by disclosing expenses by function. The consolidated statements of profit or loss disclosing expenses by nature is presented below:
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

For the year ended March 31,	Notes	2020	2021	2022	2022
		( ₹ in million)	( ₹ in million)	( ₹ in million)	(US dollars in million)
Revenue	6	835,446	868,630	1,311,917	17,292
Other operating income**		9,863	13,094	17,981	237
Investment and other income	7	25,714	32,177	19,947	263

Total Income		871,023	913,901	1,349,845	17,792
(Decrease)/increase in inventories of finished goods and work-in-progress		(13,690)	(7,662)	20,340	268
Raw materials and other consumables used*		(549,936)	(524,019)	(801,046)	(10,559)
Employee costs		(26,920)	(28,632)	(28,119)	(371)
Other costs***		(46,185)	(50,941)	(76,161)	(1,004)
Depreciation and amortisation		(100,490)	(81,178)	(91,148)	(1,201)
Impairment reversal/(charge)		(148,022)	—	62,745	827
Exploration Cost written off		—	—	(26,181)	(345)
Asset under construction written off		—	(2,440)	(701)	(9)
Finance and other costs	8	(54,557)	(52,955)	(49,427)	(651)

(Loss)/profit before tax		(68,777)	166,074	360,147	4,747

Income tax credit/(expense)	9	26,677	(19,084)	(103,068)	(1,359)

(Loss)/profit for the year		(42,100)	146,990	257,079	3,388

*	includes power and fuel charges, repairs, royalty, cess, mining and other operating expenses.

**
includes export incentive and duty drawback amounting to
₹
 4,327 million and
₹
 3,162 million and
₹
 5,182 million ($ 68 million) for
the
 year
s
ended March 31, 2020, March 31, 2021 and March 31, 2022
,
respectively.

***
includes rent amounting to
₹
415 million,
₹
474 million and
₹
380 million for the years ended March 31, 2020, March 31, 2021 and March 31, 2022, respectively representing expense on short term/ low value leases.

11. Exchange gain/ (loss) recognised in the consolidated statements of profit or loss:

For the year ended March 31,	2020	2021	2022	2022
	( ₹ in million)	( ₹ in million)	( ₹ in million)	(US dollars in million)
Cost of sales	(4,268)	(1,937)	799	11
Administration cost (Forex on MAT credit entitlements)	(1,136)	166	(339)	(4)
Investment and other income/(loss)	2,489	531	(1,013)	(13)
Finance and other costs	(4,789)	180	(1,455)	(19)

Total	(7,704)	(1,060)	(2,008)	(25)

F-
49

12. Earnings/(Loss) per share (“EPS”)
The following reflects the income and share data used in the basic and diluted earnings/(loss) per share computations:
Computation of weighted average number of shares

For the year ended March 31,	2020		2021	2022
Weighted average number of ordinary shares for basic earnings per share*	3,702,554,614		3,704,196,924	3,706,455,160
Effect of dilution:
Potential ordinary shares relating to share option awards	21,220,860	#	23,348,057	25,693,575

Adjusted weighted average number of ordinary shares for diluted earnings per share	3,702,554,614	#	3,727,544,981	3,732,148,735

Computation of basic and diluted earnings per share
Basic earnings/(loss) per share:

For the year ended March 31,	2020	2021	2022	2022
	( ₹ in million except EPS data)	( ₹ in million except EPS data)	( ₹ in million except EPS data)	(US dollars in million except EPS data)
(Loss)/Profit for the year attributable to equity holders of the parent	(61,248)	112,883	207,953	2,740
Weighted average number of ordinary shares for basic earnings per share*	3,702,554,614	3,704,196,924	3,706,455,160	3,706,455,160

(Loss)/Earnings per share(INR / USD)	(16.54)	30.47	56.11	0.74

Diluted earnings/(loss) per share:

For the year ended March 31,	2020	2021	2022	2022
	( ₹ in million except EPS data)	( ₹ in million except EPS data)	( ₹ in million except EPS data)	(US dollars in million except EPS data)
(Loss)/Profit for the year attributable to equity holders of the parent	(61,248)	112,883	207,953	2,740
Adjusted weighted average number of ordinary shares for diluted earnings per share*	3,702,554,614 #	3,727,544,981	3,732,148,735	3,732,148,735

(Loss)/Earnings per share # (INR / USD)	(16.54)	30.28	55.72	0.73

*	After excluding the impact of treasury shares
#	Potential dilutive shares have been considered as anti dilutive for year ended March 31, 2020.
Nominal value per share is
₹
 1 for the year ended March 31, 2020, March 31, 2021 and March 31, 2022.

F-5
0

13. Dividends
Each equity share holder is entitled to dividends as and when Vedanta Limited declares and pays dividends after obtaining shareholder approval for final dividend and board approval in case of an interim dividend. Dividends are paid in Indian Rupees. Remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.
Distributions made and proposed

For the year ended March 31,	2020	2021	2022	2022
	( ₹ in million)	( ₹ in million)	( ₹ in million)	(US dollars in million)
Amounts recognised as distributions to equity share holders:
Equity dividend on ordinary shares:
Interim dividend for the year: (March 31, 2020: ₹ 3.90/- per share, March 31, 2021: ₹ 9.50/- per share, March 31, 2022: ₹ 13.50/-, ₹ 18.50/- and ₹ 13/- per share) a,b,c	14,441	35,187	166,814	2,199

Total	14,441	35,187	166,814	2,199

a)	Three interim dividends of ₹ 13.50/-, ₹ 18.50/- and ₹ 13/- per share were declared during the year ended March 31, 2022.
b)	An interim dividend of ₹ 9.50 /- per share was declared during the year ended March 31, 2021.
c)	An interim dividend of ₹ 3.90 /- per share was declared during the year ended March 31, 2020. The right to interim dividend of ₹ 3.90 /- per share was waived by ESOS Trust.
Subsequent to the balance sheet date, the Board of Directors of the Company in their meeting held on

April
28
,
2022 have approved first interim dividend of
₹
31.50
/-
per equity share, i.e., 3,150% on face value of
₹
1/- per share for FY 2022-23 amounting to
₹
 116,838 million

which has been paid subsequently.
Further the Board of Directors of the Company in their meeting held on July 19, 2022 have approved second interim dividend of
₹
 19.50/- per equity share, i.e., 1,950% on face value of
₹
 1/- per share for
FY 2022-23.
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
of the sum of the company’s
paid-up
share capital and free reserves as appearing in the latest audited financial statement;

•	The amount so drawn shall first be utilised to set off the losses incurred in the financial year in which dividend is declared before any dividend in respect of equity shares is declared; and

•	The balance of reserves after such withdrawal shall not fall below fifteen per cent of the company’s paid up share capital as appearing in the latest audited financial statement.

F-5
1

14. Property, plant and equipment and Exploration and evaluation assets

	Mining properties	Land and buildings	Plant and equipment	Oil and gas properties	Others	ROU assets (A)	Assets under construction	Total	Exploration and evaluation assets	Total	Total
	₹ in million	₹ in million	₹ in million	₹ in million	₹ in million	₹ in million	₹ in million	₹ in million	₹ in million	₹ in million	US dollars in million
Gross Block
As at April 1, 2020	233,353	139,044	864,247	1,449,286	15,733	14,150	133,011	2,848,824	136,066	2,984,890
Additions	13,011	1,601	15,121	8,813	1,318	1,082	17,248	58,194	7,003	65,197
Transfers/ Reclassification*	4,569	(1,485)	27,130	(81)	(137)	2,529	(32,634)	(109)	81	(28)
Disposals/ Adjustments	(47)	(327)	(5,438)	(69)	(391)	(25)	(2,919)	(9,216)	—	(9,216)
Acquisition through business combination (Refer Note 4(a))	2,202	1,321	—	—	—	—	20	3,543	—	3,543
Exploration cost s written off	—	—	—	—	—	—	—	—	(70)	(70)
Foreign exchange	7,316	1,151	6,932	(29,417)	341	(160)	722	(13,115)	(2,611)	(15,726)

As at March 31, 2021	260,404	141,305	907,992	1,428,532	16,864	17,576	115,448	2,888,121	140,469	3,028,590	39,918

Additions	11,765	2,046	12,754	8,373	1,263	1,155	73,309	110,665	9,641	120,306	1,586
Transfers/ Reclassification*	20,574	876	29,524	6,915	116	(6,963)	(49,596)	1,446	(1,559)	(113)	(1)
Disposals/ Adjustments	(330)	(933)	(12,191)	(116)	(210)	(433)	(2,906)	(17,119)	—	(17,119)	(227)
Exploration costs written off B	—	—	—	—	—	—	—	—	(26,181)	(26,181)	(345)
Foreign exchange	2,663	80	1,862	44,863	76	63	195	49,802	3,807	53,609	707

As at March 31, 2022	295,076	143,374	939,941	1,488,567	18,109	11,398	136,450	3,032,915	126,177	3,159,092	41,638

Accumulated depreciation, depletion, amortisation and impairment
As at April 1, 2020	166,478	34,869	291,880	1,356,795	8,949	1,056	21,926	1,881,953	118,144	2,000,097

Charge for the year	16,745	5,197	35,627	20,516	1,734	1,413	—	81,232	—	81,232
Disposals/Adjustments	—	(236)	(4,144)	(69)	(305)	—	—	(4,754)	—	(4,754)
Transfers/Reclassification*	3	—	352	—	(71)	(2)	(285)	(3)	—	(3)
Asset under construction written off c	—	—	—	—	—	—	2,440	2,440	—	2,440
Foreign exchange	3,376	755	4,377	(27,675)	254	(15)	—	(18,928)	(2,217)	(21,145)

As at March 31, 2021	186,602	40,585	328,092	1,349,567	10,561	2,452	24,081	1,941,940	115,927	2,057,867	27,124

Charge for the year	21,104	4,529	39,942	22,887	1,650	612	—	90,724	—	90,724	1,195
Disposals/Adjustments	—	(294)	(8,610)	(116)	(149)	(430)	—	(9,599)	—	(9,599)	(127)
Transfers/Reclassification*	(2)	4	559	892	(2)	(892)	(570)	(11)	—	(11)	(0)
Impairment Charge/ (reversal) B	—	—	—	(53,143)	—	—	—	(53,143)	(9,602)	(62,745)	(827)
Assets under construction/capital advances written off B	—	—	—	—	—	—	1,951	1,951	—	1,951	26
Foreign exchange	1,195	54	1,434	41,720	101	(2)	—	44,502	3,210	47,712	629

As at March 31, 2022	208,899	44,878	361,417	1,361,807	12,161	1,740	25,462	2,016,364	109,535	2,125,899	28,020

Net book value / Carrying amount
As at April 1, 2020	66,875	104,175	572,367	92,491	6,784	13,094	111,085	966,871	17,922	984,793
As at March 31, 2021	73,802	100,720	579,900	78,965	6,303	15,124	91,367	946,181	24,542	970,723
As at March 31, 2022	86,177	98,496	578,524	126,760	5,948	9,658	110,988	1,016,551	16,642	1,033,193	13,618

*	Transfers/reclassification majorly includes capitalisation of CWIP to respective class of assets.

F-5
2

A)	Disclosure of Right of Use (ROU) Assets as per IFRS 16 “Leases”

	Land & Building	Plant and Equipment	Total	Total
	₹ in million	₹ in million	₹ in million	US dollars in million
Gross Block
As at April 1, 2020	6,811	7,339	14,150
Additions	922	160	1,082
Transfers/Reclassification	2,533	(4)	2,529
Deductions	(16)	(9)	(25)
Foreign exchange	(47)	(113)	(160)

As at March 31, 2021	10,203	7,373	17,576	232

Additions	968	187	1,155	15
Transfers/Reclassification **	(48)	(6,915)	(6,963)	(92)
Deductions	(432)	(1)	(433)	(6)
Foreign exchange	(56)	119	63	1

As at March 31, 2022	10,635	763	11,398	150

Accumulated depreciation and impairment
As at April 1, 2020	833	223	1,056
Charge for the year	622	791	1,413
Transfers/Reclassification	—	(2)	(2)
Disposals/Adjustments	—	—	—
Foreign exchange	(12)	(3)	(15)

As at March 31, 2021	1,443	1,009	2,452	32

Charge for the year	523	89	612	8
Transfers/Reclassification **	—	(892)	(892)	(12)
Disposals/Adjustments	(430)	—	(430)	(6)
Foreign exchange	(21)	19	(2)	0

As at March 31, 2022	1,515	225	1,740	22

Net book value / Carrying amount
As at April 1, 2020	5,978	7,116	13,094
As at March 31, 2021	8,760	6,364	15,124
As at March 31, 2022	9,120	538	9,658	128

**	During the current year, Company has bought back its ROU RDG Gas Bridge assets in Oil & Gas business which are consequently reclassified to Oil & Gas properties as per the contractual terms.

F-5
3

B)

1)	During the year ended March 31, 2022, the Group has recognized an impairment reversal of ₹ 62,745 million ($ 827 million) on its assets in the oil and gas segment comprising:
i) Impairment reversal of
₹
 61,598 million ($ 812 million) relating to Rajasthan oil and gas block “RJ CGU” mainly
 due to increase in crude price forecast. Of this,
₹
 52,121 million
(
$ 687 million) impairment reversal has been recorded against oil and gas producing facilities and
₹
 9,477 million ($ 125 million) impairment
reversal has been recorded against exploration and evaluation assets.
The recoverable amount of the Group’s share in Rajasthan Oil and Gas cash generating unit “RJ CGU” was determined to be
₹
 103,259 million ($ 1,361 million
)
as at March 31, 2022.
The recoverable amount of the RJ CGU was determined based on the fair value less costs of disposal approach, a level-3
valuation technique in the fair value hierarchy, as it more accurately reflects the recoverable amount based on the
Group’s
view of the assumptions that would be used by a market participant. This is based on the cash flows expected to be generated by the projected oil and natural gas production profiles up to the expected dates of cessation of production sharing contract (PSC)/cessation of production from each producing field based on the current estimates of reserves and risked resources. Reserves assumptions for fair value less costs of disposal tests consider all reserves that a market participant would consider when valuing the asset, which are usually broader in scope than the reserves used in a value-in-use
test. Discounted cash flow analysis used to calculate fair value less costs of disposal uses assumption for short-term oil price of US $ 86 per barrel for the next one year and tapers down to long-term nominal price of US$ 68 per barrel three years thereafter derived from a consensus of various analyst recommendations. Thereafter, these have been escalated at a rate of 2% per annum. The cash flows are discounted using the post-tax
nominal discount rate of 9.88% derived from the
post-tax
weighted average cost of capital after factoring in the risks ascribed to PSC extension including successful implementation of key growth projects. Based on the sensitivities carried out by the
Group,
change in crude price assumptions by US$ 1/bbl and changes to discount rate by 1% would lead to a change in recoverable value by
₹
 2,042 million ($ 27 million) and
₹
 3,111 million ($ 41 million)
,
respectively.
ii) Impairment reversal of
₹
 1,022

million ($

13 million) relating to
KG-ONN-2003/1
CGU mainly due to the
increase
in crude oil price forecast. The recoverable amount of the
Group’s
share in this CGU was determined to be
₹
 2,048 million ($ 27 million) based on fair value less cost of disposal approach as described in above paragraph. Discounted cash flow analysis used to calculate fair value less costs of disposal uses assumption for short-term oil price of US $ 86 per barrel for the next one year and tapers down to long-term nominal price of US $ 68 per barrel three years thereafter derived from a consensus of various analyst recommendations. Thereafter, these have been escalated at a rate of 2% per annum. The cash flows are discounted using the post-tax
nominal discount rate of 10.63%. The sensitivities around change in crude oil price and discount rate are not material to the consolidated financial statements.

2)
During the year, the Group has continued with exploration and appraisal work program in its PSC block
RJON-90/1
block and RSC blocks awarded under OALP (Open Acreage Licensing Policy). Based on the outcome of such appraisal activities, an amount of
₹
 26,181 million ($ 345 million) unsuccessful exploration cost has been charged off to the consolidated statements of profit and loss
 during the year, since the test results of these exploration wells did not indicate presence of hydrocarbons.

3)
During the year ended March 31, 2021, ESL Steel Limited conducted a detailed physical verification and evaluation of project equipment and material being carried forward as capital work-in-progress
at a carrying value of
₹
 8,107 million. An interim provision of
₹
 629 million was recognised
during
the year ended March 21, 2021, relating to certain items of capital work-in-progress,
which are no longer expected to be used. The physical verification exercise is now complete and as a result, additional provision of
₹
 459 million ($ 6 million) has been recognized during the year ended March 31, 2022.

4)
In relation to a mine in Aluminium business
,
 the
Group
had deposited
₹
 1,250 million ($ 17 million) with the Government of India. Thereafter, the
MoEFCC
and the Hon. Supreme Court declared the mining project inoperable on environmental grounds. Later, in 2017, the mining license lapsed. Thereafter, the
Group
has sent several communications to the authorities requesting a refund of the amount paid. Although several positive deliberations happened, the
Group
is yet to receive the amount. Accordingly, the deposit has been fully provided for during the current year.

5)
During the year ended March 31, 2022, the
Group
has recognised a loss of
₹
 242 million ($ 3 million) relating to certain items of capital work-in-progress
at one of its closed unit in Gujarat, which are no longer expected to be used.

6)
During the year ended March 31, 2022,
₹
 57 million ($ 1 million) was written off being the cost of land located outside the plant for which details of original owners/sellers etc., was not available and the physical possession or the registered ownership of the same as such cannot be obtained.

C )
During the year ended March 31, 2020 and March 31, 2021 the Group had recognized impairment charge of
₹
 135,031 million and
assets under construction written off
 of
₹
 2,440 million
,
respectively, comprising:

➢
During the year ended March 31, 2021, the
Group
has recognized a loss of
₹
 1,811 million relating to certain items of Assets under construction at the Aluminium operations, which are no longer expected to be used.

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

F-5
4

For oil & gas assets, CGU’s identified are on the basis of a production sharing contract (PSC) level, as it is the smallest group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets.
The recoverable amount of the RJ CGU,
₹
 105,109 million was determined based on the fair value less costs of disposal approach, as it more accurately reflects the recoverable amount based on our view of the assumptions that would be used by a market participant. The same was computed using a level-3
valuation technique based on the cash flows expected to be generated by the projected oil and natural gas production profiles up to the expected dates of cessation of production sharing contract (PSC)/cessation of production from each producing field based on the current estimates of reserves and risked resources. Reserves assumptions for fair value less costs of disposal tests consider all reserves that a market participant would consider when valuing the asset, which are usually broader in scope than the reserves used in a value-in-use
test. Discounted cash flow analysis used to calculate fair value less costs of disposal use assumption for short-term oil price of $ 38 per barrel for the next one year and scales up to long-term nominal price of $ 57 per barrel three years thereafter derived from a consensus of various analyst recommendations. Thereafter, these have been escalated at a rate of 2% per annum. The cash flows are discounted using the post-tax
nominal discount rate of 10.35% derived from the
post-tax
weighted average cost of capital after factoring the risks ascribed to the successful implementation of key growth projects. Additionally, in computing the recoverable value, the effects of market participant’s response on production sharing contract matters have also been appropriately considered. Based on the sensitivities carried out by the Group, change in crude price assumptions by $ 1/bbl and changes to discount rate by 1% would lead to a change in recoverable value by
₹
 3,370 million and
₹
 4,940 million, respectively.

2)
Impairment charge of
₹
 2,551
million relating to KG-ONN-2003/1 CGU mainly due to the reduction in crude oil price forecast and increase in recoverable reserves. The recoverable amount of the
CGU,
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

D )
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
₹
 480 million.

E )	Refer N ote 3(c)(I)(iii) relating to assets at copper plant where operations are suspended.

F )	Footnotes:

1.	Plant and equipment include refineries, smelters, power plants, aircrafts, ships, river fleets, railway sidings and related facilities.

2.	Others includes furniture and fixtures, office equipments and vehicles.

3.	During the year ended March 31, 2020, 2021 and 2022, interest capitalized was ₹ 10,169 million, ₹ 3,158 million, and ₹ 3,126 million ($ 41 million) , respectively.

4.	Certain property, plant and equipment are pledged as collateral against borrowings, the details related to which have been described in Note 22 on “Borrowings”.

5.
Freehold land
under
Land and buildings
includes 40 quarters at Bidhan Bagh Unit which have been occupied without authorization for which the
Group is evaluating evacuation options and the Group has filed the civil suits for the same.

6.
The 206.18 acres land transferred to BALCO by National Thermal Power Corporation Ltd. (NTPC)

in
June 20
0
2
 is yet to be registered in favour of BALCO due to
non-availability
of title deeds from NTPC. In the matter, arbitration was held where the Arbitrator passed the award in favour of BALCO but directed that transfer of title deeds of land will be effected by the Central Government with the assistance of State Government. The matter is sub-judice
before the Delhi High Court.

7.
The Division Bench of the Hon’ble High Court of Chhattisgarh has vide its order dated February 25, 2010, upheld that BALCO is in legal possession of 1,804.67 acres of Government land. Subsequent to the said order, the State Government has decided to issue the lease deed in favour of BALCO after the issue of forest land is decided by the Hon’ble Supreme Court. In the proceedings before the Hon’ble Supreme Court, pursuant to public interest litigations filed, it has been alleged that the land in possession of BALCO is being used in contravention of the Forest Conservation Act, 1980 even though the said land has been in its possession prior to the promulgation of the Forest Conservation Act, 1980 on which its Aluminium complex, allied facilities and township were constructed between 1971-76. The Central Empowered Committee of the Supreme Court has already recommended ex-post facto diversion of the forest land in possession of BALCO. BALCO has also filed two IAs (Interlocutory Application) before the Supreme Court, first challenging the order of the Tehsildar Korba whereby he rejected BALCO’S applications for eviction of illegal encroachers on BALCO’S land on the ground that land matter is subjudice before the Supreme Court and the second application whereby BALCO has challenged the state government’s action for allotment of land to illegal encroachers under the Rajiv Ashray Yojna. The matter is to be listed for hearing in due course.

F-5
5

8.
Freehold land under Land and Buildings includes gross block as at March 31, 2021
₹
 2,884 million and March 31, 2022
₹
 3,200 million ($ 42 million), accumulated amortization as at March 31, 2021
₹
 2,545 million and March 31, 2022
₹
 2,731 million ($ 36 million),
respectively
which is available for use during the lifetime of the Production Sharing Contract of the respective Oil and Gas blocks and title deed for the same is in the name of the licensee of the block.

9.
Property, plant and equipment and exploration and evaluation assets net block includes share of jointly owned assets with the joint venture partners of
₹
 98,412 million and
₹
 129,253 million ($ 1,704 million) as at March 31, 2021 and 2022
,
 respectively.

10.	Oil and Gas Properties includes development assets under construction of carrying value of ₹ 41,324 million and ₹ 31,978 million ($ 421 million) as at March 31, 2021 and 2022 respectively.

11.
TSPL’s assets consisting of land (including ROU land), building and plant and equipment
having net carrying values as at March 31, 2021 and 2022 of
₹
 3,942 million and
₹
 3,908 million ($ 52 million),
₹
 1,781 million and
₹
 1,646 million ($ 22 million) and
₹
 84,505 million and
₹
 80,514 million ($ 1,061 million)
,
respectively
,
have been given on operating lease (refer
N
ote 3(c)(II)(i)).

12.	Reconciliation of depreciation, depletion and amorti s ation expense:

	Year ended March 31,
	2020	2021	2022	2022
	₹ in million	₹ in million	₹ in million	US dollars in million
Depreciation, depletion and amorti s ation expense on
Property, plant and equipment	100,255	81,232	90,724	1,196
Intangible assets	821	682	703	9
As per property, plant and equipment and intangibles schedule	101,076	81,914	91,427	1,205
Less: Depreciation capitalized	—	(498)	(39)	(1)
Less: Cost allocated to joint ventures	(586)	(238)	(240)	(3)

Charged to consolidated statement of profit or loss	100,490	81,178	91,148	1,201

15. Intangible assets

	Port Concession Rights 1	Software License	Others	Total	Total
	₹ in million	₹ in million	₹ in million	₹ in million	US dollars in million
Gross Block

As at April 1, 2020	6,013	3,579	3,617	13,209

Additions	15	78	322	415
Transfers from Property, Plant and Equipment	—	28	—	28
Disposals/Adjustments	—	(64)	—	(64)
Foreign exchange difference	—	(28)	(107)	(135)

As at March 31, 2021	6,028	3,593	3,832	13,453	178

Additions	6	157	—	163	2
Transfers from Property, Plant and Equipment	1	112	—	113	1
Disposals/Adjustments	—	(2)	—	(2)	0
Foreign exchange difference	—	70	(149)	(79)	(1)

As at March 31, 2022	6,035	3,930	3,683	13,648	180

Accumulated depreciation, depletion, amortization and impairment
As at April 1, 2020	1,578	3,096	745	5,419
Charge for the year	230	147	305	682
Transfers from Property, Plant and Equipment	—	3	—	3
Disposals/Adjustments	—	(64)	—	(64)
Foreign exchange difference	—	(31)	(37)	(68)

As at March 31, 2021	1,808	3,151	1,013	5,972	79

Charge for the year	230	175	298	703	9
Transfers from Property, Plant and Equipment	—	11	—	11	0
Disposals/Adjustments	—	(2)	—	(2)	0
Foreign exchange difference	—	62	(64)	(2)	0

As at March 31, 2022	2,038	3,397	1,247	6,682	88

Net book value / Carrying amount
As at April 1, 2020	4,435	483	2,872	7,790
As at March 31, 2021	4,220	442	2,819	7,481
As at March 31, 2022	3,997	533	2,436	6,966	92

6

(1)	Vizag General Cargo Berth Private Limited (VGCB), a special purpose vehicle and wholly owned by the Company, was incorporated for the coal berth mechanization and upgradation at Visakhapatnam port.
The project was to be carried out on a design, build, finance, operate, transfer basis and the concession agreement between Visakhapatnam Port Trust (‘VPT’) and VGCB was signed in June 2010. In October 2010, VGCB was awarded with the concession after fulfilling conditions stipulated as a precedent to the concession agreement. VPT has provided, in lieu of license fee, an exclusive license to VGCB for designing, engineering, financing, constructing, equipping, operating, maintaining, and replacing the project/project facilities and services. The concession period is

for
30
years from the date of the award. The upgraded capacity is
 10.18
mmtpa and the VPT would be entitled to receive
 38.10%
share of the gross revenue as royalty. VGCB is entitled to recover a tariff from the user(s) of the project facilities and services as per its Tariff Authority for Major Ports (TAMP) notification. The tariff rates are linked to the Wholesale Price Index (WPI) and would accordingly be adjusted as specified in the concession agreement every year. The ownership of all infrastructure assets, buildings, structures, berths, wharfs, equipment and other immovable and movable assets constructed, installed, located, created or provided by VGCB at the project site and/or in the port’s assets pursuant to concession agreement would be with VGCB until expiry of this concession agreement. The cost of any repair, replacement or restoration of the project facilities and services shall be borne by VGCB during the concession period. VGCB has to transfer all its rights, titles and interest in the project facilities and services free of cost to VPT at the end of the concession period. Intangible asset of port concession rights represents consideration for construction services. No revenue from construction contract of service concession arrangements on exchanging construction services for the port concession rights was recognized for the year
s
ended March 31, 2020, March 31, 2021 and March 31, 2022.
16. Financial asset investments
Financial asset investments represent investments classified and accounted for at fair value through profit or loss or through other comprehensive income (Refer Note 25)

Movements for the year ended March 31,	2021	2022	2022
	( ₹ in million)	( ₹ in million)	(US dollars in million)
As at April 1,	911	1,532	20
Changes in fair value	621	(47)	(1)
Exchange difference	—	(13)	(0)

As at March 31,	1,532	1,472	19

Financial asset investment represents quoted investments in equity shares and other investments that present the Group with an opportunity for returns through dividend income and gains in value. These securities are held at fair value. These are classified as non-current
assets.

F-
5
7

17. Trade and other receivables and Other
non-current
assets

	As at March 31,
	2021 Non- current	2021 Current	2021 Total	2022 Non- current	2022 Current	2022 Total	2022 Non- current	2022 Current	2022 Total
	( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)	(US dollars in million)	(US dollars in million)	(US dollars in million)
Financial

Bank Deposits 1	1,153	—	1,153	2,066	—	2,066	27	—	27
Site restoration assets 2	8,220	—	8,220	10,232	—	10,232	135	—	135
Trade receivables 3,7	31,582	34,459	66,041	32,187	49,375	81,562	424	651	1,075
Others 5	15,998	2,395	18,393	16,291	4,152	20,443	215	54	269
Loans to related parties (Refer Note 35)	50,562	20,150	70,712	31,644	22,980	54,624	417	303	720
Receivables from related parties	—	1,476	1,476	—	1,510	1,510	—	20	20
Advance recoverable	—	39,083	39,083	—	81,754	81,754	—	1,078	1,078

Total—Financial (A)	107,515	97,563	205,078	92,420	159,771	252,191	1,218	2,106	3,324

Non Financial
Balance with Government Authorities	6,098	7,294	13,392	7,607	10,841	18,448	100	143	243
Advance for supplies	—	12,345	12,345	—	27,062	27,062	—	357	357
Advance to related party	944	2,271	3,215	610	840	1,450	—	19	19
Others 4,6	13,170	11,256	24,426	9,173	13,990	23,163	129	176	305

Total—Non Financial (B)	20,212	33,166	53,378	17,390	52,733	70,123	229	695	924

Total (A+B)*	127,727	130,729	258,456	109,810	212,504	322,314	1,447	2,801	4,248

*	Net of allowances of ₹ 26,171 million and ₹ 30,585 million ($ 403 million) as at March 31, 2021 and March 31, 2022, respectively.

1.
Includes
₹
 302 million and
₹

2 million ($

0 million) under lien with banks,
₹
 46 million and
₹
 49 million ($ 1 million) under lien with Others,
₹
 42 million and
₹
 386 million ($ 5 million) held as margin money,
₹
 214
million a
nd
₹
 200 million ($ 3 million) held as principal reserve created against principal payment on loans from banks and
₹
 Nil and
₹

mi
llion
($ 8 million)
held as margin money against bank guarantee as at March 31, 2021 and March 31, 2022
,
 respectively
.

2.	Includes deposit in Site Restoration Fund of ₹ 8,220 million and ₹ 10,232 million ($ 135 million) as at March 31, 2021 and March 31, 2022 , respectively.

3.
In a matter between TSPL and Punjab State Power Corporation Limited (PSPCL) relating to assessment of whether there has been a change in law following the execution of the Power Purchase Agreement, the Appellate Tribunal (APTEL) for Electricity has dismissed the appeal in July 2017 filed by TSPL. TSPL later filed an appeal before the Honorable Supreme Court to seek relief, which is yet to be listed.

The outstanding trade receivables in relation to this dispute and other matters is
₹
 16,047 million and
₹
 17,252 Million ($ 227 million) as at March 31, 2021 and March 31, 2022
,
respectively. The Group, based on external legal opinion and its own assessment of the merits of the case, remains confident that it is highly probable that the Supreme court will uphold TSPL’s appeal and has thus continued to treat these balances as recoverable.

Additionally, trade receivables include
₹
 13,230 million and
₹
 12,927 million ($ 171 million) as at
March 31, 2021 and March 31, 2022, respectively, withheld by GRIDCO (‘GRIDCO’ or ‘the customer’) on account of certain disputes relating to computation of power tariffs pending adjudication by APTEL. Additionally, GRIDCO had raised claims of
₹
 5,137 million ($68 Million)
on the Company in respect of short supply of power, against which a provision of

₹
 2,180 Million ($29
million) had been made in previous years. Various minutes of meetings were signed with the customer for computing the short supply claims, which were subject to approval of Odisha State Electricity Regulatory Commission (OERC). Hearing on the subject matter (PPA Amendment Case) was completed in October 2019 and OERC had pronounced the order on June 22, 2020. Further, in August 2020, the Company filed an appeal before APTEL against the said OERC order which was finally admitted on March 22, 2022 for hearing to be scheduled in the future. GRIDCO has also sought review of the said OERC order. The matter has been posted for order by OERC in due course. In the meanwhile, power supply to GRIDCO has resumed and GRIDCO has been making regular payments against monthly energy invoices.

F-
5
8

4.	Includes claim receivables, advance recoverable (oil and gas business), prepaid expenses, export incentive receivables and receivables from KCM.

5.
Includes claims receivables, advance recoverable (oil and gas business) and others. It also includes advance profit petroleum of
₹
 Nil and
₹
 272 million ($ 4 million) as at March 31, 2021 and March 31, 2022
,
respectively.

6.	Includes receivable from KCM (net of provision) ₹ 2,210 million and ₹ Nil ($ Nil ) as at March 31, 2021 and March 31, 2022, respectively.
A provisional liquidator (‘PL’) was appointed to manage the affairs of Konkola Copper Mines plc (KCM) on May 21, 2019, after ZCCM Investments Holdings Plc (ZCCM-IH), an entity majority owned by the Government of Zambia and a 20.6% shareholder in KCM, filed a winding up petition against KCM. KCM’s majority shareholder, Vedanta Resources Holdings Limited (VRHL), and its parent company, VRL, are contesting the winding up petition in the Zambian courts and have also commenced arbitration against ZCCM-IH, consistent with their position that arbitration is the agreed dispute resolution process, together with an application to the South African courts to stay the winding up proceedings consistent with the agreement to arbitrate.
Meanwhile
, KCM has not been supplying goods to the Company and/ or its subsidiaries, which it was supposed to as per the terms of the advance. The Group has recognised provision for expected credit loss of
₹

2,127
 million and
₹

2,172
 million ($
29
million) during the years ended March 31, 2021 and March 31, 2022, respectively. The Group carries provision of
₹

4,234
 million and
₹

6,444
million ($
85
million) as at March 31, 2021 and March 31, 2022, respectively.

7.	The total trade receivables as at April 1, 2020 were ₹ 58,047 million (net of provision for expected credit loss).
18. Inventories
Inventories consist of the following:

	As at March 31,
	2021	2022	2022
	( ₹ in million)	( ₹ in million)	(US dollars in million)

Raw materials and consumables	60,555	84,449	1,113
Work-in-progress	30,202	50,469	665
Finished goods	8,752	8,335	110

	99,509	143,253	1,888

Inventory held at net realizable value amounted to
₹
 23,985 million and
₹
 27,069 million ($ 357 million) as at March 31, 2021 and March 31, 2022, respectively. The write down on this inventory amounted to
₹
 1,594 million and
₹
 1,723 million ($ 23
million) for the year
s
ended March 31, 2021 and March 31, 2022, respectively and this has been charged to cost of sales in the consolidated statements of profit or loss.

F-
59

19. Short-term investments
Short-term investments consist of the following:

	As at March 31,
	2021	2022	2022
	( ₹ in million)	( ₹ in million)	(US dollars in million)
Bank deposits 1	116,730	64,534	851
Other investments	165,045	171,398	2,259

	281,775	235,932	3,110

Bank deposits are made for periods of between three months and one year depending on the cash requirements of the companies within the Group and earn interest at the respective fixed deposit rates.
Other investments include mutual fund investments and investments in bonds which are recorded at fair value with changes in fair value reported through the consolidated statements of profit or loss. These investments do not qualify for recognition as cash and cash equivalents due to their maturity period and risk of change in value of the investments. Refer Note 25 for further details.

1.
Includes
₹
 6,568 million and
₹
 8,238 million ($ 109 million) under lien with banks,
₹
 213 million and
₹
 215 million ($ 3 million) under lien with others,
₹
 465 million and
₹
 400 million ($ 5 million) deposit held as collateral in respect of closure cost,
₹
 2,726 million and
₹
 436 million ($ 6 million) held as
margin

money, ₹ Nil and ₹ 807 million ($ 11 million) held as reserve created against principal portion on loan from banks,
₹
4,603 million and
₹
 1,563 million ($ 21 million) held as interest reserve created against interest payment on loans from banks and
₹
 Nil and
₹
 566 million ($ 7
million) held as margin money against bank guarantee as at March 31, 2021 and March 31, 2022, respectively.

F-6
0

20. Restricted cash and cash equivalents
Restricted cash and cash equivalents consist of the following:

	As at March 31,
	2021	2022	2022
	( ₹ in million)	( ₹ in million)	(US dollars in million)
Cash at banks 1	1,025	4,674	62

	1,025	4,674	6 2

1.
Cash at banks is restricted in use as it relates to unclaimed dividends of
₹
 1,006 million and
₹
 4,654 million ($ 61 million) as at March 31, 2021 and March 31, 2022
,
respectively. It also includes earmarked escrow amount of
₹
 19 million and
₹
 20 million ($ 0 million) which relates to unclaimed redeemable preference shares as at March 31, 2021 and March 31, 2022
,
respectively.

21. Cash and cash equivalents
Cash and cash equivalents consist of the following:

	As at March 31,
	2021	2022	2022
	( ₹ in million)	( ₹ in million)	(US dollars in million)
Cash at banks and in hand	26,604	54,084	713
Short-term deposits*	21,933	32,625	430

	48,537	86,709	1,143

*
Short-term deposits are made for periods of between one day and three months, depending on the immediate cash requirements of the respective companies, and earn interest at the respective short-term deposit rates.

F-6
1

22. Borrowings
Current borrowings consist of:

	As at March 31,
	2021	2022	2022
	( ₹ in million)	( ₹ in million)	(US dollars in million)
Banks and financial institutions	36,086	74,215	978
Current maturities of long-term borrowings	153,514	94,729	1,249

Current borrowings (A)	189,600	168,944	2,227

Non-current
borrowings consist of:

	As at March 31,
	2021	2022	2022
	( ₹ in million)	( ₹ in million)	(US dollars in million)
Banks and financial institutions	359,164	371,525	4,897
Non-convertible debentures	165,923	79,368	1,046
Redeemable preference shares	19	19	0
Non-convertible bonds	1,565	314	4
Others	6,465	5,526	74

Non-current borrowings	533,136	456,752	6,021
Less: Current maturities of long-term borrowings	(153,514)	(94,729)	(1,249)

Non-current borrowings, net of current maturities (B)	379,622	362,023	4,772

In the event VRL (together with its subsidiaries) ceases to be the Company’s majority shareholder, the Group will be required to immediately repay some of its outstanding long-term debt.
The Group’s facilities are subject to certain financial and non- financial covenants. The primary covenants which must be complied with include interest service coverage ratio, current ratio, debt service coverage ratio, total outside liabilities to total net worth, fixed assets coverage ratio, ratio of total term liabilities to net worth and debt/EBITDA, all as defined in the respective loan agreements. The Group has complied with the covenants as per the terms of the loan agreements.
Details of
Non-convertible
debentures issued by the Group have been provided below (carrying value)

	As at March 31,
	2021	2022	2022
	( ₹ in million)	( ₹ in million)	(US dollars in million)
9.20% due February-2030	20,000	20,000	264
7.68% due December-2024	—	9,972	131
9.20% due December-2022	7,487	7,494	99
5.35% due September 2022 - ₹ 7,030 million and September 2023 - ₹ 21,110 million	35,163	28,140	371
0.00% due September 2022 - ₹ 554 million and September 2023 - ₹ 510 million	1,666	1,064	14
8.75% due June-2022	12,690	12,698	167
7.50% due March-2022	4,927	—	—
8.90% due December-2021	8,991	—	—
8.75% due September-2021	2,500	—	—
8.50% due April-2021	23,500	—	—
9.18% due July-2021	10,000	—	—
9.27% due July-2021	9,999	—	—
8.50% due June-2021	16,500	—	—
8.75% due April-2021	2,500	—	—
8.55% due April-2021	10,000	—	—

Total	165,923	79,368	1,046

F-6
2

Security Details
The Group has taken borrowings in various countries towards funding of its acquisitions, capital expenditure and working capital requirements. The borrowings comprise funding arrangements from various banks and financial institutions taken by the parent and its
subsidiaries.

	As at March 31,
	2021	2022	2022
	( ₹ in million)	( ₹ in million)	(US dollars in million)
Secured borrowings	487,027	427,902	5,640
Unsecured borrowings	82,195	103,065	1,359

Total borrowings	569,222	530,967	6,999

The details of security provided by the Group in various countries, to various banks on the assets of the parent and its subsidiaries are as follows:

		As at March 31,
		2021	2022	2022
		( ₹ in million)	( ₹ in million)	(US dollars in million)
Working capital loans (grouped under banks and financial institutions)	Secured by first pari passu charge on current assets of Vedanta Limited	6,500	—	—
	Secured by second pari passu charge on fixed assets of TSPL and first pari passu charge on current assets of, both present and future	490	5,150	68
	Secured by hypothecation of stock of raw materials, work-in-progress, semi-finished, finished products, consumable stores and spares, bills receivables, book debts and all other movables, both present and future in BALCO. The charges rank pari passu among banks under the multiple banking arrangements, for fund based facilities	—	500	7

External commercial borrowings (grouped under banks and financial institutions)	The facility is secured by first pari passu charge on all movable property, plant and equipments related to power plants and aluminium smelters of BALCO located at Korba both present and future along with secured lenders	2,188	756	10
	First Pari-passu charge by way of hypothecation on the specified movable fixed assets of the Company pertaining to its manufacturing facilities comprising (i) Alumina Refinery having output of 6 MTPA along with co-generation captive power plant with an aggregate capacity of 90 MW at Lanjigarh, Odisha; (ii) Aluminium Smelter having output of 1.6 MTPA along with a 1215 (9*135) MW CPP at Jharsuguda, Odisha.	—	11,195	148
	The facility is secured by first pari passu charge on all movable property, plant and equipments related to power plant and aluminium smelter located at Korba both present and future along with secured lenders at BALCO	1,686	377	5

F-6
3

		As at March 31,
		2021	2022	2022
		( ₹ in million)	( ₹ in million)	(US dollars in million)

Non-convertible debentures	Secured by the whole of the movable fixed assets of (i) Alumina Refinery having output of 1 MTPA along with co-generation captive power plant with an aggregate capacity of 90 MW at Lanjigarh, Odisha and (ii) Aluminium Smelter having output of 1.6 MTPA along with a 1,215 (9*135) MW CPP at Jharsuguda, Odisha. Additionally, secured by way of mortgage on the freehold land comprising of 18.9 acres situated at Jharsuguda, Odisha	54,095	20,000	264
	Secured by way of charge against all existing assets of FACOR	1,670	1,063	14
	Secured by way of first pari passu charge on whole of the movable fixed assets of (i) Alumina Refinery having output of 1 MTPA along with co-generation captive power plant with an aggregate capacity of 90 MW at Lanjigarh, Odisha and (ii) Aluminum Smelter having output of 1.6 MTPA along with a 1,215 (9*135) MW CPP at Jharsuguda, Odisha. Additionally, secured by way of mortgage on the freehold land comprising 85 cents situated at Tuticorin District, Tamil Nadu	—	20,192	266
	Secured by way of first pari-passu charge on the specific movable fixed assets. The whole of the movable fixed assets both present and future, of the Borrower in relation to the Aluminium division, comprising the following facilities: (i) 1 MTPA alumina refinery alongwith 90 MW co-generation captive power plant in Lanjigarh, Odisha; and (ii) 1.6 MTPA aluminium smelter plant along with 1215 MW (9*135 MW) power plant in Jharsuguda, Odisha. including its movable plant and machinery, capital work in progress, machinery spares, tools and accessories, and other movable fixed assets	—	9,972	131
	Other secured non-convertible debentures	75,000	—	—
Term Loans (grouped under banks and financial institutions)	Secured by first pari passu charge on fixed assets of TSPL and second pari passu charge on current assets of TSPL, both present and future	51,400	64,981	856
	First pari passu charge by way of hypothecation/ equitable mortgage on the movable/ immovable assets of the Aluminium Division of Vedanta Limited comprising alumina refinery having output of 1 MTPA along with co-generation captive power plant with an aggregate capacity of 90 MW at Lanjigarh, Orissa; aluminium smelter having output of 1.6 MTPA along with a 1215 (9x135) MW CPP at Jharsuguda, Orissa, both present and future	18,834	6,248	82

Secured by a pari passu charge by way of hypothecation of all the movable fixed assets of Vedanta Limited pertaining to its Aluminium Division project consisting of (i) Alumina Refinery having output of 1 MTPA (Refinery) along with co-generation
captive power plant with an aggregate capacity of 90 MW at Lanjigarh, Orissa (Power Plant); and (ii) Aluminium Smelter having output of 1.6 MTPA along with a 1215 (9x135) MW CPP at Jharsuguda, Orissa (Smelter) (the Refinery, Power Plant and Smelter). Also, a first pari passu charge by way of equitable mortgage on the land pertaining to the mentioned project of aluminium division
		21,935	17,764	234

F-6
4

	As at March 31,
	2021	2022	2022
	( ₹ in million)	( ₹ in million)	(US dollars in million)
Secured by a pari passu charge by way of hypothecation on the movable fixed assets of the Lanjigarh Refinery Expansion Project including 210 MW Power Project. Lanjigarh Refinery Expansion Project shall specifically exclude the 1 MTPA Alumina Refinery of Vedanta Limited along with 90 MW power plant in Lanjigarh and all its related expansions	4,357	4,018	52

Secured by a pari passu charge by way of hypothecation on the movable fixed assets of Vedanta Limited pertaining to its Aluminium division comprising 1 MTPA Alumina Refinery plant with 90 MW captive power plant at Lanjigarh, Odisha and 1.6 MTPA Aluminium Smelter plant with 1215 MW captive power plant at Jharsuguda, Odisha	12,270	40,193	530

First pari passu charge by way of hypothecation/ equitable mortgage on the movable/ immovable assets of the Aluminium division of Vedanta Limited comprising Alumina Refinery having output of 1 MTPA along with co-generation captive power plant with an aggregate capacity of 90 MW at Lanjigarh, Orissa; Aluminium Smelter having output of 1.6 MTPA along with a 1215 (9x135) MW CPP at Jharsuguda, Orissa and additional charge on Lanjigarh Expansion project, both present and future	10,922	9,985	132

Secured by a pari passu charge by way of hypothecation/ equitable mortgage of the movable/ immovable fixed assets of Vedanta Limited pertaining to its Aluminium division comprising 1 MTPA Alumina Refinery plant with 90 MW captive power plant at Lanjigarh, Odisha and 1.6 MTPA Aluminium Smelter plant with 1215 MW captive power plant at Jharsuguda, Odisha	28,015	69,184	912

Secured by (i) floating charge on borrower collection account and associated permitted investments and (ii) corporate guarantee from Cairn Energy Hydrocarbons Ltd (“ CEHL”) and floating charge on collection account and current assets of CEHL	28,100	16,022	211

Pledge of 49% of shares and other securities and rights to any claims held by THL Zinc Limited in and against BMM	2,198	453	6

The facility is secured by first pari passu charge on all movable property, plant and equipments related to power plants and Aluminium Smelters of BALCO located at Korba both present and future along with secured lenders	1,471	756	10

Secured by first pari passu charge on all present and future movable fixed assets including but not limited to plant and machinery, spares, tools and accessories of BALCO (excluding of coal block assets) by way of a deed of hypothecation	24,996	8,898	117

5

		As at March 31,
		2021	2022	2022
		( ₹ in million)	( ₹ in million)	(US dollars in million)
	First ranking pari passu charge by way of hypothecation/mortgage on all fixed/ immovable assets of ESL Steel Limited but excluding any current assets or pledge over any shares.	31,341	27,048	357

	Secured by first pari passu charge by way of hypothecation of whole of the movable fixed assets of (i) Alumina Refinery having output of 1.7 to 6 MTPA along with co-generation captive power plant with an aggregate capacity of 90MW at Lanjigarh, Odisha and (ii) Aluminium Smelter having output of 1.6 MTPA along with a 1,215 (9*135) MW CPP at Jharsuguda, Odisha	11,478	6,200	82

	First pari-passu charge on the movable fixed and current assets (except for the Concession assets) of VGCB at Visakhapatnam, Andhra Pradesh	—	3,750	49

	Secured by a first pari passu charge on the identified fixed assets of the Vedanta Limited both present and future, pertaining to its Aluminium business (Jharsuguda Plant, Lanjigarh Plant), 2400 MW power plant assets at Jharsuguda, Copper Plant assets at Silvasa, Iron ore business in the states of Karnataka and Goa, dividends receivable from HZL, a subsidiary of the Vedanta Limited, and the debt service reserve account to be opened for the Facility along with the amount lying to the credit thereof #	85,380	78,212	1,031
	Other secured term loans	6,860	—	—
Others	Secured by Fixed asset (platinum) of AvanStrate	5,361	4,985	66
	Other secured borrowings	480	—	—

	Total	487,027	427,902	5,640

#
During the current year, the Company executed
₹
80,000 million ($ 1,054 million) facility agreement with Union Bank of India Limited to take over long term syndicated facility of
₹
100,000 million ($ 1,318 million). This loan is secured by the way of pledge over the shares held by the Company in HZL representing 5.77% of the paid up share capital of HZL along-with a non disposal undertaking in respect of its shareholding in HZL to the extent of 50.1% of the paid up share capital of HZL. As at March 31, 2022, the principal amount participated for and outstanding under the facility is
₹
78,400 million ($ 1,033 million). During the previous year, the Company executed
₹
100,000 million long-term syndicated loan facility agreement. This loan was secured by the way of pledge over the shares held by the Company in HZL representing 14.82% of the paid up share capital of HZL along-with a non-disposal undertaking in respect of its shareholding in HZL to the extent of 50.1% of the paid up share capital of HZL. As at March 31, 2021, the principal amount participated for and outstanding under the facility was
₹
86,500 million.

F-
6
6

Movement in borrowings during the year is provided below:

	Short term borrowings	Long term borrowings*	Total	Total
	( ₹ in million)	( ₹ in million)	( ₹ in million)	(US dollars in million)
As at April 1, 2020	112,710	466,765	579,475

Cash flow	(82,309)	71,300	(11,009)
Other non-cash changes**	5,768	(4,444)	1,324
Debt on acquisition through business combination	80	—	80
Foreign currency translation differences	(163)	(485)	(648)

As at March 31, 2021	36,086	533,136	569,222	7,503

Cash flow	38,869	(78,421)	(39,552)	(521)
Other non-cash changes**	(787)	1,373	586	8
Foreign currency translation differences	47	664	711	9

As at March 31, 2022	74,215	456,752	530,967	6,999

*	including current maturities of long-term borrowings

**	Other non-cash changes comprise amortisation of borrowing costs and foreign exchange difference on borrowings.
23. Acceptances
Acceptances consist of:

	As at March 31,
	2021	2022	2022
	( ₹ in million)	( ₹ in million)	(US dollars in million)
Payable under trade financing arrangements	83,711	110,936	1,462

	83,711	110,936	1,462

Acceptances are interest-bearing liabilities and are normally settled within a period of twelve months. These represent arrangements whereby operational suppliers are paid by financial institutions, with the Group recognising the liability for settlement with the institutions at a later date. These acceptances carry an interest ranging from 0.28% - 3.16% p.a. for facilities availed in foreign currency from offshore branches of Indian banks or foreign banks and 4.00% - 8.00% p.a. for facilities availed in rupee from domestic banks. Acceptances availed in foreign currency
a
re
backed by Standby Letter of Credit issued under working capital facilities sanctioned by domestic banks and part of these facilities are secured by a first pari-passu charge over the present and future current assets of the Group.

F-
6
7

24. Trade and other payables and Other
non-current
liabilities

	As at March 31,
	2021 Non-Current	2021 Current	2021 Total	2022 Non-current	2022 Current	2022 Total	2022 Non-Current	2022 Current	2022 Total
	( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)	(US dollars in million)	(US dollars in million)	(US dollars in million)
Financial
Unclaimed/unpaid dividend	—	1,014	1,014	—	1,229	1,229	—	16	16
Trade payables	—	75,047	75,047	—	104,521	104,521	—	1,378	1,378
Amount due to related party	—	4,130	4,130	—	1,655	1,655	—	22	22
Liabilities for capital expenditure	9,365	70,088	79,453	9,621	109,981	119,602	127	1,450	1,577
Profit petroleum payable	—	14,677	14,677	—	21,798	21,798	—	287	287
Security deposit and retentions	2	2,223	2,225	2	2,374	2,376	0	31	31
Other liabilities	847	38,808	39,655	1,196	36,103	37,299	16	476	492
Put option liability with non-controlling interests 1	2,633	—	2,633	2,397	—	2,397	32	—	32
Lease liability 3	1,603	4,808	6,411	1,504	3,236	4,740	20	43	63

Total – Financial	14,450	210,795	225,245	14,720	280,897	295,617	195	3,703	3,898

Non Financial
Statutory l iabilities	—	31,461	31,461	—	31,573	31,573	—	416	416
Amount payable to owned post employment benefit trust	—	321	321	—	334	334	—	4	4
Advances from customers 2	—	62,330	62,330	4,026	41,296	45,322	53	544	597
Advance from related party	—	—	—	—	20	20	—	0	0
Other payables	—	1,840	1,840	—	2,049	2,049	—	28	28

Total – Non Financial	—	95,952	95,952	4,026	75,272	79,298	53	992	1,045

	14,450	306,747	321,197	18,746	356,169	374,915	248	4,695	4,943

Trade payables are majorly
non-interest
bearing and are normally settled up

to 180 days terms.
The fair value of trade and other payables is not materially different from the carrying value presented.

1
The
non-controlling
shareholders of ASI have an option to
sell
their shareholding to the Group. The option is exercisable at any time within the period of three years following the fifth anniversary of the date of shareholders’ agreement (December 22, 2017) at a price higher of
₹

52
($ 0.757
)
per share and the fair market value of the share. Therefore, the liability is carried at higher of the two. Subsequent changes to the put option liability are treated as an

equity transaction and hence accounted for in equity.

2
Advance from customers are contract liabilities to be settled through delivery of goods. The amount of such balances was
₹
 91,949 million,
₹
 80,570 million and
₹
 62,330 million as at April 1, 2019, April 1, 2020 and April 1, 2021
,
respectively. The Group has refunded
₹
 6,499 million,
₹
 45 million and
₹
 Nil ($ Nil) to the customers and recogni
z
ed revenue of
₹
 84,886 million,
₹
 78,782 million and
₹
 62,206 million ($ 820 million) during the year
s
ended March 31, 2020, March 31, 2021 and March 31, 2022
,
respectively. All other changes are either due to receipt of new advances or exchange differences.

3.	Movement in lease liabilities is as follows:

	As at March 31,
	2021	2022	2022
	( ₹ in million)	( ₹ in million)	(US dollars in million)
As at April 1	6,599	6,411	84
Additions during the year	3,611	1,155	15
Interest on lease liabilities	278	136	2
Payments made	(3,380)	(2,318)	(31)
Disposal/adjustments	(697)	(644)	(7)

As at March 31	6,411	4,740	63

F-68

25. Financial instruments
A. Financial assets and liabilities:
The following tables present the carrying value and fair value of each category of financial assets and liabilities as at March 31, 2021 and March 31, 2022.

As at March 31, 2021:
	( ₹ in million)
Financial assets	Fair value through profit or loss		Fair value through other comprehensive income	Derivatives designated as hedging instruments	Amortised cost	Total carrying value	Total fair value
Financial assets investments
—at fair value	500		1,032	—	—	1,532	1,532
Other non—current assets	—		—	—	107,515	107,515	112,534
Trade and other receivable	1,633	*	—	—	95,930	97,563	97,711
Short term investments
—Bank deposits	—		—	—	116,730	116,730	116,730
—Other investments	165,044		—	—	—	165,044	165,044
Financial instruments (derivatives)	129		—	572	—	701	701
Cash and cash equivalents	—		—	—	48,537	48,537	48,537
Restricted cash and cash equivalents	—		—	—	1,025	1,025	1,025

Total	167,306		1,032	572	369,737	538,647	543,814

*	Under IFRS 9, provisionally priced receivables are fair valued at each reporting date.

As at March 31, 2021:
	( ₹ in million)
Financial liabilities	Fair value through profit or loss		Derivatives designated as hedging instrument	Amortised cost	Others*	Total carrying value	Total fair value
Borrowings	—		—	569,222	—	569,222	565,941
Acceptances	—		—	83,711	—	83,711	83,711
Trade and other payables***	7,066	**	—	215,546	2,633	225,245	225,245
Financial instruments (derivatives)	933		2,618	—	—	3,551	3,551

Total	7,999		2,618	868,479	2,633	881,729	878,448

*	Includes put option liability accounted for at fair value (Refer Note 24)
**	Under IFRS 9, provisionally priced payables are fair valued at each reporting date.
***	Includes lease liability of ₹ 6,411 million.

F-
69

As at March 31, 2022:
	( ₹ in million)							(US dollars in million)
Financial assets	Fair value through profit or loss		Fair value through other comprehensive income	Derivatives designated as hedging instruments	Amortised cost	Total carrying value	Total fair value	Total carrying value	Total fair value
Financial assets investments
—at fair value	295		1,177	—	—	1,472	1,472	19	19
Other non-current assets	—		—	—	92,420	92,420	94,084	1,218	1,240
Trade and other receivables	5,206	*	—	—	154,565	159,771	160,771	2,106	2,119
Short term investments
—Bank deposits	—		—	—	64,534	64,534	64,534	851	851
—Other investments	171,398		—	—	—	171,398	171,398	2,259	2,259
Financial instruments (derivatives)	101		—	2,479	—	2,580	2,580	34	34
Cash and cash equivalents	—		—	—	86,709	86,709	86,709	1,143	1,143
Restricted cash and cash equivalents	—		—	—	4,674	4,674	4,674	62	62

Total	177,000		1,177	2,479	402,902	583,558	586,222	7,692	7,727

*	Under IFRS 9, provisionally priced receivables are fair valued at each reporting date.

As at March 31, 2022:
	( ₹ in million)							(US dollars in million)
Financial liabilities	Fair value through profit or loss		Derivatives designated as hedging instrument	Amortised cost	Others*	Total carrying value	Total fair value	Total carrying value	Total fair value
Borrowings	—		—	530,967	—	530,967	531,898	6,999	7,011
Acceptances	—		—	110,936	—	110,936	110,936	1,462	1,462
Trade and other payables***	10,335	**		282,885	2,397	295,617	295,617	3,897	3,897
Financial instruments (derivatives)	1,354		4,011	—	—	5,365	5,365	71	71

Total	11,689		4,011	924,788	2,397	942,885	943,816	12,429	12,441

*	Includes put option liability accounted for at fair value (Refer Note 24)
**	Under IFRS 9, provisionally priced payables are fair valued at each reporting date.
***	Includes lease liability of ₹ 4,740 million ($ 63 million).
Fair value hierarchy
The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

F-7
0

The table below summarizes the categories of financial assets and liabilities as at March 31, 2021 and March 31, 2022 measured at fair value:

As at March 31, 2021	(Level 1)	(Level 2)	(Level 3)

	( ₹ in million)
Financial assets
At fair value through profit or loss
— Investments	63,183	101,861	500
— Derivatives financial assets	—	129	—
— Trade and other receivables	—	1,633	—
At fair value through other comprehensive income
— Financial asset investments held at fair value	925	—	107
Derivatives designated as hedging instruments
— Derivatives financial assets	—	572	—

	64,108	104,195	607

Financial liabilities
At fair value through profit or loss
—Derivatives financial liabilities	—	933	—
Trade payable	—	7,066	—
Derivatives designated as hedging instruments
—Derivatives financial liabilities	—	2,618	—
Trade and other payables- Put option liability with non controlling interest (Refer Note 24)	—	—	2,633

	—	10,617	2,633

As at March 31, 2022	(Level 1)	(Level 2)	(Level 3)	(Level 1)	(Level 2)	(Level 3)

	( ₹ in million)			(US dollars in million)
Financial assets
At fair value through profit or loss
— Investments	72,072	99,326	295	950	1,309	4
— Derivatives financial assets	—	101	—	—	1	—
— Trade and other receivables	—	5,206	—	—	69	—
At fair value through other comprehensive income
— Financial asset investments held at fair value	1,070	—	107	14	—	1
Derivatives designated as hedging instruments
— Derivatives financial assets	—	2,479	—	—	33	—

	73,142	107,112	402	964	1,412	5

Financial liabilities
At fair value through profit or loss
—Derivatives financial liabilities	—	1,354	—	—	18	—
Trade payable	—	10,335	—	—	136	—
Derivatives designated as hedging instruments
—Derivatives financial liabilities	—	4,011	—	—	53	—
Trade and other payables- Put option liability with non controlling interest (Refer Note 24)	—	—	2,397	—	—	32

	—	15,700	2,397	—	207	32

F-7
1

The table below summarizes the fair value of trade receivables, other non-current
assets and borrowings which are carried at amortised cost as at March 31, 2020 and March 31, 2021:

As at March 31, 2021	(Level 2)
( ₹ in million)
Financial Assets
-Other non-current assets*	112,534
-Trade and other receivables*	97,711

210,245
Financial Liabilities
- Borrowings	565,941

565,941

As at March 31, 2022
	(Level 2)	(Level 2)
	( ₹ in million)	(US dollars in million)
Financial Assets
-Other non-current assets*	94,084	1,240
-Trade and other receivables*	160,771	2,119

	254,855	3,359

Financial Liabilities
-Borrowings	531,898	7,011

	531,898	7,011

*	Refer N ote 35(b)
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

•
Derivative financial assets/liabilities: The Group executes derivative financial instruments with various counterparties. Interest rate swaps, foreign exchange forward contracts and commodity forward contracts are valued using valuation techniques, which employ the use of market observable inputs. The most frequently applied valuation techniques by the Group include forward pricing and swap models using present value calculations. The models incorporate various inputs including the foreign exchange spot and forward rates, yield curves of the respective currencies, currency basis spreads between the respective currencies, interest rate curves and forward rate curves of the underlying commodity. Commodity contracts are valued using the forward LME rates of commodities actively traded on the listed metal exchange, i.e., London Metal Exchange, United Kingdom (UK).

•	Other non-current financial liabilities: Fair value is calculated using a discounted cash flow model with market assumptions, unless the carrying value is considered to approximate to fair value.
For all other financial instruments, the carrying amount is either the fair value or approximates the fair value.
The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and the value of other financial instruments recognised at fair value.
The estimated fair value amounts as at March 31, 2021 and March 31, 2022 have been measured as at that date. As such, the fair values of these financial instruments subsequent to reporting date may be different than the amounts reported at each year-end.

F-7
2

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
Treasury management
Treasury management focuses on liability management, capital protection, liquidity maintenance and yield maximization. The treasury policies are approved by the Board. Daily treasury operations of the subsidiary companies are managed by their respective finance teams within the framework of the overall Group treasury policies. Long-term fund raising, including strategic treasury initiatives, are managed jointly by the business treasury team and the central team at corporate treasury while short-term funding for routine working capital requirements is delegated to subsidiary companies. A monthly reporting system exists to inform senior management of investments and debt position, exposure to currency, commodity and interest rate risk and their mitigants including the derivative position. The Group has adequate system of internal control which enables effective monitoring of adherence to Group’s policies. The internal control measures are effectively supplemented by regular internal audits.
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
Commodity price risk
The Group is exposed to the movement of base metal commodity prices on the London Metal Exchange. Any decline in the prices of the base metals that the Group produces and sells will have an immediate and direct impact on the profitability of the businesses. As a general policy, the Group aims to sell the products at prevailing market prices. The commodity price risk in import of input commodity such as Copper Concentrate & Alumina, for our copper and aluminium business, is hedged on back-to
back basis ensuring no price risk for the business. Hedging is used primarily as a risk management tool and, in some cases, to secure future cash flows in cases of high volatility by entering into forward contracts or similar instruments. The hedging activities are subject to strict limits set out by the Board and to a strictly defined internal control and monitoring mechanism. Decisions relating to hedging of commodities are taken at the Executive Committee level, basis clearly laid down guidelines.
Whilst the Group aims to achieve average LME prices for a month or a year, average realised prices may not necessarily reflect the LME price movements because of a variety of reasons such as uneven sales during the year and timing of shipments.
The Group is also exposed to the movement of international crude oil price and the discount in the price of Rajasthan crude oil to Brent price.

3

Financial instruments with commodity price risk are entered into in relation to following activities:

•	economic hedging of prices realised on commodity contracts

•	cash flow hedging of revenues, forecasted highly probable transactions
Aluminum
The requirement of the primary raw material, alumina, is partly met from own sources and the rest is purchased primarily on negotiated price terms. Sales prices are linked to the LME prices. At present, the Group, on selective basis hedges the aluminium content in outsourced alumina to protect its margins.
The Group also executes hedging arrangements for its aluminium sales to realise average month of sale LME prices.

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
Zinc, Lead and Silver
The sales prices are linked to the LME prices. The Group also executes hedging arrangements for its Zinc, Lead and Silver sales to realise average month of sale LME prices. In exceptional circumstances, the Group may enter into strategic hedging with prior approval of the Board.
Zinc International
Raw material for zinc and lead is mined in South Africa with sales prices linked to the LME prices.
Iron ore
The Group sells its Iron Ore production from Goa on the prevailing market prices and from Karnataka through
e-auction
route as mandated by the State Government of Karnataka in India.
Oil and gas
The prices of various crude oils are based upon the price of the key physical benchmark crude oil such as Dated Brent, West Texas Intermediate, and Dubai/Oman, etc. The crude oil prices move based upon market factors like supply and demand. The regional producers price their crude basis these benchmavrk crude with a premium or discount over the benchmark based upon quality differential and competitiveness of various grades. The Group has started hedging variability of crude price for part of the volume through forward contracts.
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
Provisionally priced financial instruments
The value of net financial liabilities linked to commodities (excluding derivatives) accounted for on provisional prices was
₹
 5,440 million and
₹
 5,129 million ($ 70 million) as at March 31, 2021 and March 31, 2022
,
respectively. These instruments are subject to price movements at the time of final settlement and the final price of these instruments will be determined in the financial year beginning April 1, 2022.

F-
7
4

Set out below is the impact of 10% increase in LME prices on pre-tax
profit/(loss) for the year and
pre-tax
equity as a result of changes in the value of the Group’s commodity financial instruments:

For the year ended March 31, 2021	( ₹ in million)
	Total exposure	Effect on pre-tax profit/(loss) of a 10% increase in the LME	Effect on pre-tax equity of a 10% increase in the LME
Copper	(10,016)	(1,002)	—

For the year ended March 31, 2022	( ₹ in million)
	Total exposure	Effect on pre-tax profit/(loss) of a 10% increase in the LME	Effect on pre-tax equity of a 10% increase in the LME
Copper	(8,304)	(830)	—

For the year ended March 31, 2022	(US dollars in million)
	Total exposure	Effect on pre-tax profit/(loss) of a 10% increase in the LME	Effect on pre-tax equity of a 10% increase in the LME
Copper	(109)	(11)	—
The above sensitivities are based on volumes, costs, exchange rates and other variables and provide the estimated impact of a change in LME prices on profit and equity assuming that all other variables remain constant. A 10% decrease in LME prices would have an equal and opposite effect on the Group’s financial statements.
The impact on
pre-tax
profit/(loss) mentioned above includes the impact of a 10% increase in closing copper LME for provisionally priced copper concentrate purchased at Copper division custom smelting operations in India of
₹
 874 million loss and
₹
 1,295 million loss ($ 17 million loss) for the year
s
ended March 31, 2021 and March 31, 2022
,
respectively, which is
a
pass through in nature and as such will not have any impact on the profitability.
Financial risk
The Group’s Board approve
s
 financial risk policies include monitoring, measuring and mitigating the liquidity, currency, interest rate and counterparty risk. The Group does not engage in speculative treasury activity but seeks to manage risk and optimize interest and commodity pricing through proven financial instruments.
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
Anticipated future cash flows, together with undrawn fund based committed facilities of
₹
 141,020 million ($ 1,859 million), and cash and short-term investments of
₹
 327,315 million ($ 4,315 million) as at March 31, 2022, are expected to be sufficient to meet the liquidity requirement of the Group in the near future.
The Group has been rated by CRISIL Limited (CRISIL) and India Ratings and Research Private Limited (India Rating) for its capital market issuance in the form of CPs and NCDs and for its banking facilities in line with Basel II norms.
CRISIL after revising the outlook to ‘Positive’ from ‘Stable’ in October 2021, upgraded its rating on the long-term bank facilities and debt instruments of Vedanta Limited to ‘CRISIL AA’ from ‘CRISIL
AA-’
in February 2022. The outlook on ratings was also revised to ‘Stable’ from ‘Positive’. The short-term rating on bank facilities and commercial paper has been reaffirmed at ‘CRISIL A1+’. The upward rating action factors in stronger-than-expected operating profitability, driven by elevated commodity prices during fiscal year 2022, volume growth across businesses, and sustained cost efficiency, especially in the Aluminium business.
India Rating also upgraded Vedanta Limited’s long term issuer ratings to “IND AA” from “IND
AA-“with
stable outlook on March 29, 2022. The rating upgrade reflects the Group’s continuous deleveraging and India ratings’ expectation of an improvement in the consolidated operational cash flow in financial year 2021-22 and financial year 2022-23, following a significant increase in the operating profitability, led by high metal prices partly offset by raw material input inflation.
The Group remains committed to maintaining a healthy liquidity, a low gearing ratio and deleveraging and strengthening Group’s balance sheet
.

F-
7
5

The maturity profile of the Group’s financial liabilities based on the remaining period from the balance sheet date to the contractual maturity date is given in the table below. The figures reflect the contractual undiscounted cash obligation of the Group:

As at March 31, 2021 Payment due by year	<1 year	1 - 3 years	3 - 5 years	>5 years	Total

	( ₹ in million)
Acceptances*	84,201	—	—	—	84,201
Lease Liability*	4,808	601	220	782	6,411
Trade and other payables**	195,508	11,153	0	—	206,661
Bank and other borrowings***	234,645	220,879	116,726	155,035	727,285
Derivative financial liabilities	2,786	764	—	—	3,550

	521,948	233,397	116,946	155,817	1,028,108

*	Includes committed interest payments
**	Includes both Non-current and current financial liabilities and committed interest payment, as applicable. Excludes interest accrued on borrowings.
***	Includes Non-current borrowings, current borrowings, committed interest payments on borrowings and interest accrued on borrowings.

As at March 31, 2022 Payment due by year	<1 year	1 - 3 years	3 - 5 years	>5 years	Total

	( ₹ in million)
Acceptances*	111,654	—	—	—	111,654
Lease Liability*	3,236	1,131	86	287	4,740
Trade and other payables**	275,553	11,511	0	—	287,064
Bank and other borrowings***	190,479	181,905	131,026	116,541	619,951
Derivative financial liabilities	5,308	57	—	—	5,365

	586,230	194,604	131,112	116,828	1,028,774

US dollars in million	7,727	2,565	1,728	1,540	13,560

*	Includes committed interest payments
**	Includes both Non-current and current financial liabilities and committed interest payment, as applicable. Excludes interest accrued on borrowings.
***	Includes Non-current borrowings, current borrowings, committed interest payments on borrowings and interest accrued on borrowings.
The Group had access to following funding facilities:

As at March 31, 2021
Funding facility	Total facility	Drawn	Un drawn
	( ₹ in million)	( ₹ in million)	( ₹ in million)
Fund/ Non-fund based	727,522	562,322	165,200

As at March 31, 2022
Funding facility	Total facility	Drawn	Un drawn
	( ₹ in million)	( ₹ in million)	( ₹ in million)
Fund/ Non-fund based	811,810	642,266	169,545

As at March 31, 2022
Funding facility	Total facility	Drawn	Un draw
	(US dollars in million)	(US dollars in million)	(US dollars in million)
Fund/ Non-fund based	10,700	8,465	2,235

F-
7
6

Collateral
The Group has pledged financial instruments with carrying amount of
₹
 219,900 million and
₹
 271,943 million ($ 3,584 million) as at March 31, 2021 and March 31, 2022
,
respectively
,
and inventories with carrying amount of
₹
 76,541 million and
₹
 114,663 million ($ 1,511 million) as at March 31, 2021 and March 31, 2022
,
respectively
,
as per the requirements specified in various financial facilities in place. The counterparties have an obligation to release the securities to the Group when financial facilities are surrendered.
(b) Foreign currency risk
Fluctuations in foreign currency exchange rates may have an impact on the consolidated statements of profit or loss, the consolidated statements of change in equity and consolidated statements of cash flows where any transaction references more than one currency or where assets/liabilities are denominated in a currency other than the functional currency of the respective consolidated entities.
Considering the countries and economic environment in which the Group operates, its operations are subject to risks arising from the fluctuations primarily in the US dollar, Australian dollar, Namibian dollar, AED, ZAR, GBP, INR, JPY and Euro against the functional currencies of its Group.
Exposures on foreign currency loans are managed through the Group wide hedging policy, which is reviewed periodically to ensure that the results from fluctuating currency exchange rates are appropriately managed. The Group strives to achieve asset, liability offset of foreign currency exposures and only the net position is hedged.
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
The carrying amount of the Group’s financial assets and liabilities in different currencies are as follows:

	As at March 31, 2021		As at March 31, 2022		As at March 31, 2022
	Financial assets	Financial liabilities	Financial assets	Financial liabilities	Financial assets	Financial liabilities
	( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)	(US dollars in million)	(US dollars in million)
INR	402,393	636,589	391,701	646,234	5,163	8,518
USD	128,023	219,817	178,857	264,636	2,357	3,488
Others	8,231	25,187	13,000	32,015	172	422

Total	538,647	881,593	583,558	942,885	7,692	12,428

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

F-
7
7

Set out below is the impact of a 10% strengthening in the functional currencies of the respective entities on pre-tax
profit/(loss) and
pre-tax
equity arising as a result of the revaluation of the Group’s foreign currency monetary financial assets/liabilities:

For the year ended March 31, 2021	Effect of 10% strengthening of functional currency on pre-tax profit/(loss)	Effect of 10% strengthening of foreign currency on equity (pre-tax)
	( ₹ in million)	( ₹ in million)
USD	11,325	—
INR	(3,072)	—

For the year ended March 31, 2022	Effect of 10% strengthening of functional currency on pre-tax profit/(loss)	Effect of 10% strengthening of foreign currency on equity (pre-tax)	Effect of 10% strengthening of functional currency on pre-tax profit/(loss)	Effect of 10% strengthening of foreign currency on equity (pre-tax)
	( ₹ in million)	( ₹ in million)	(US dollars in million)	(US dollars in million)
USD	9,116	—	120	—
INR	(4,522)	—	(60)	—
A 10% weakening of the functional currencies of respective businesses would have an equal and opposite effect on the Group’s financial statements.

(c) Interest rate risk
The Group’s net debt of
₹
 243,084 million and
₹
 208,486 million ($ 2,748 million) as at March 31, 2021 and March 31, 2022
,
respectively, comprises debt of
₹
 569,222 million and
₹
 530,967 million ($ 6,999 million) as at March 31, 2021 and March 31, 2022
,
respectively, offset by cash, cash equivalents, short term investments of
₹
 326,138 million (net of deferred consideration payable for such investments) and
₹
 322,481 million ($ 4,250 million) as at March 31, 2021 and March 31, 2022
,
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
The exposure of the Group’s financial assets as at March 31, 2021 to interest rate risk is as follows:

	Floating rate financial assets	Fixed rate financial assets	Non-interest bearing financial assets	Total financial assets
	( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)

Financial assets	312,971	374,148	208,705	895,824

	312,971	374,148	208,705	895,824

The exposure of the Group’s financial liabilities as at March 31, 2021 to interest rate risk is as follows:

	Floating rate financial liabilities	Fixed rate financial liabilities	Non-interest bearing financial liabilities	Total financial liabilities
	( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)
Financial liabilities	322,843	329,629	229,121	881,593

	322,843	329,629	229,121	881,593

F-
7
8

The exposure of the Group’s financial assets as at March 31, 2022 to interest rate risk is as follows:

	Floating rate financial assets	Fixed rate financial assets	Non-interest bearing financial assets	Total financial assets
	( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)
Financial assets	91,124	245,756	246,679	583,558

	91,124	245,756	246,679	583,558

(US dollars in million)	1,201	3,239	3,252	7,692
The exposure of the Group’s financial liabilities as at March 31, 2022 to interest rate risk is as follows:

	Floating rate financial liabilities	Fixed rate financial liabilities	Non-interest bearing financial liabilities	Total financial liabilities
	( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)
Financial liabilities	355,778	299,870	287,237	942,885

	355,778	299,870	287,237	942,885

(US dollars in million)	4,689	3,952	3,787	12,428
Considering the net debt position as at March 31, 2022 and the investment in bank deposits, corporate bonds and debt mutual funds, any increase in interest rates would result in a net loss and any decrease in interest rates would result in a net gain. The sensitivity analysis below has been determined based on the exposure to interest rates for financial instruments at the balance sheet date.
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

Increase in interest rates Year ended March 31 ,
	2021	2022	2022
	( ₹ in million)	( ₹ in million)	(US dollars in million)
0.50%	(1,048)	(1,323)	(17)
1.00%	(2,095)	(2,647)	(35)
2.00%	(4,191)	(5,293)	(70)
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
Credit risk on receivables is limited as almost all credit sales are against letters of credit and guarantees of banks of national standing. Moreover, given the diverse nature of the Group’s businesses
,
trade receivables are spread over a number of customers with no significant concentration of credit risk. The history of trade receivables shows a negligible provision for bad and doubtful debts. Therefore, the Group does not expect any material risk on account of non-performance
by any of the Group’s counterparties. With respect to loans to related parties, as described in
N
ote 35(b), credit risk is adequately considered and no deterioration has happened or is expected to happen in the credit profile of the borrowers since the grant of the loans. Accordingly, the Group does not foresee any significant credit risk with respect to such loans.

F-
79

The
Group has clearly defined policies to mitigate counterparty risks. For short-term investments, counterparty limits are in place to limit the amount of credit exposure to any one counterparty. This, therefore, results in diversification of credit risk for the Group’s
 mutual fund and bond investments. For derivative and financial instruments, the Group attempts to limit the credit risk by only dealing with reputable banks and financial institutions.
The carrying value of the financial assets represents the maximum credit exposure. The Group’s maximum exposure to credit risk as at March 31, 2021 and March 31, 2022 is
₹
 538,647 million and
₹
 583,558 million ($ 7,692 million)
,
respectively.
The maximum credit exposure on financial guarantees given by the Group for various financial facilities is described in Note 33 on “Commitments, contingencies, and guarantees”.
None of the Group’s cash equivalents, including time deposits with banks, are past due or impaired. Regarding trade and other receivables, and other non-current
assets, there were no indications as at the year end that defaults in payment obligations will occur except as described in movement in allowance for impairment for financial assets given below.

Of the year end trade and other receivables, the following are expected to be realised in the normal course of business and hence not considered impaired:

As at March 31	2021	2022	2022
	( ₹ in million)	( ₹ in million)	(US dollars in million)
Neither impaired nor past due	134,386	158,314	2,087
Past due but not impaired
Due Less than 1 month	6,116	21,085	278
Due Between 1 - 3 months	2,763	3,694	49
Due Between 3 - 12 months	8,419	3,904	51
Due Greater than 12 months	44,016	52,894	697

	195,700	239,891	3,162

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
Movement in allowances for Financial Assets (trade and other receivables and other non-current
assets)

Movements for the year ended March 31,	2021	2022	2022
	( ₹ in million)	( ₹ in million)	(US dollars in million)
As at April 1,	13,050	15,333	202
Allowance made during the year	2,969	2101	28
Reversals during the year	(592)	(1)	(0)
Exploration cost written off	22	—	—
Foreign Exchange difference	(116)	140	2

As at March 31,	15,333	17,573	232

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

0

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
Cash flow hedges
The Group enters into forward exchange and commodity price contracts for hedging highly probable forecast transaction and accounts for them as cash flow hedges and states them at fair value. Subsequent changes in fair value are recognized in the consolidated statements of comprehensive income until the hedged transaction occurs, at which time, the respective gain or losses are reclassified to the consolidated statements of profit or loss. These hedges have been effective for the year ended March 31, 2021 and March 31, 2022.
The Group uses foreign exchange contracts from time to time to optimize currency risk exposure on its foreign currency transactions. The Group hedged part of its foreign currency exposure on capital commitments during the year ended 2022. Fair value changes on such forward contracts are recognized in the consolidated statements of comprehensive income.
The majority of cash flow hedges taken out by the Group during the year comprise non-derivative
hedging instruments for hedging the foreign exchange rate of highly probable forecast transactions and commodity price contracts for hedging the commodity price risk of highly probable forecast transactions.
The cash flows related to these hedges are expected to occur during the year ended March 31, 2023 and consequently may impact the consolidated statements of profit or loss for that year depending upon the change in the commodity prices and foreign exchange rates movements. For cash flow hedges regarded as basis adjustments to initial carrying value of the property, plant and equipment, the depreciation on the basis adjustments made is expected to affect the consolidated statements of profit or loss over the expected useful life of the property, plant and equipment.
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

F-
8
1

The fair value of the Group’s derivative positions recorded under derivative financial assets and derivative financial liabilities are as follows:

	As at March 31, 2021		As at March 31, 2022
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

	( ₹ in million)				(US dollars in million)
Current
Cash flow hedges*
— Commodity contracts	27	550	2,320	2,064	31	27
— Interest rate swap	—	50	10	—	0	—
Fair value hedges
— Commodity contracts	406	91	112	650	1	9
— Forward foreign currency contracts	139	1,163	37	1,240	0	16
Non — qualifying hedges
— Commodity contracts	5	22	18	102	1	1
— Forward foreign currency contracts	124	911	83	1,252	1	17
Non Current
Cash flow hedge*
— Interest rate swap	—	51	—	—	—	—
Fair value hedges	—
— Forward foreign currency contracts	—	713	—	57	—	1

Total	701	3,551	2,580	5,365	34	71

*	Refer consolidated statement s of comprehensive income/(loss) and consolidated statements of change in equity for the change in the fair value of cash flow hedges.
26. Provisions

	As at March 31,
	2021 Non-Current	2021 Current	2021 Total	2022 Non-Current	2022 Current	2022 Total	2022 Non-Current	2022 Current	2022 Total
	( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)	(US dollars in million)	(US dollars in million)	(US dollars in million)
Provision for employee benefits	117	1,545	1,662	104	1774	1,878	1	24	25
Provision for restoration, rehabilitation and environmental costs	29,737	275	30,012	32,178	278	32,456	424	4	428
Other provisions	—	558	558	—	1,098	1,098	—	14	14

Total	29,854	2,378	32,232	32,282	3,150	35,432	425	42	467

F-
8
2

	Restoration, rehabilitation and environmental costs (a)	Others (b)
	( ₹ in million)	( ₹ in million)
As at April 1, 2020	26,760	541
Additions	2,701	17
Utilised	(24)	—
Unused amounts reversed	(243)	—
Unwinding of discount	721	—
Revision in estimates	(122)	—
Exchange differences	219	—

As at March 31, 2021	30,012	558

	Restoration, rehabilitation and environmental costs (a)	Others (b)	Restoration, rehabilitation and environmental costs	Others
	( ₹ in million)	( ₹ in million)	US dollars in million)	(US dollars in million)
As at April 1, 2021	30,012	558	396	7
Additions	350	540	5	7
Utilised	(45)	—	(1)	—
Unwinding of discount	777	—	10	—
Revision in estimates	539	—	7	—
Exchange differences	823	—	11	—

As at March 31, 2022	32,456	1,098	428	14

(a) Restoration, rehabilitation and environmental costs
An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the development or ongoing production from a producing field.
The provisions for restoration, rehabilitation and environmental liabilities represent the management’s best estimate of the costs which will be incurred in the future to meet the Group’s obligations under existing Indian, Australian, Namibian, South African and Irish law and the terms of the Group’s exploration and other licences and contractual arrangements.
Within India, the principal restoration and rehabilitation provisions are recorded within Oil and Gas division where a legal obligation exists relating to the oil and gas fields and where costs are expected to be incurred in restoring the site of production facilities at the end of the producing life of an oil field. The Group recognises the full cost of site restoration as a liability when the obligation to rectify environmental damage arises.
These amounts are calculated by considering discount rates within the range of 2% to 10% and become payable on closure of mines and are expected to be incurred over a period of one to thirty years.
The lower range of discount rate is at Oil and Gas and Zinc international operations in Ireland and higher range is at Zinc International operations in African
c
ountries.
(b) Other provisions
Other provisions include provision for disputed cases and claims.

F-
8
3

27. Retirement benefits
The Group participates in defined contribution and benefit plans, the assets of which are held (where funded) in separately administered funds.
For defined contribution plans
,
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
The Group contributed a total of
₹
 840 million,
₹
 1,190 million and
₹
 1,386 million ($ 19 million) for the years ended March 31, 2020, 2021 and 2022
,
respectively, to the following defined contribution plans.

	Year ended March 31, 2020 ( ₹ Million)	Year ended March 31, 2021 ( ₹ Million)	Year ended March 31, 2022 ( ₹ Million)	Year ended March 31, 2022 (US dollars in million)
Employer’s contribution to recognised provident fund and family pension fund	630	978	1,111	15
Employer’s contribution to superannuation	210	208	230	3
Employer’s contribution to National Pension Scheme	—	4	45	1

	840	1,190	1,386	19

Indian pension plans
Central recognised provident fund
In accordance with the ‘The Employees’ Provident Funds and Miscellaneous Provisions Act,1952’, employees are entitled to receive benefits under the Provident Fund. Both the employee and the employer make monthly contributions to the plan at a predetermined rate (12% for the year ended March 31, 2021 and March 31, 2022) of an employee’s basic salary and includes contribution made to Family Pension Fund as explained below. All employees have an option to make additional voluntary contributions. These contributions are made to the fund administered and managed by the Government of India (GOI) or to independently managed and approved funds. The Group has no further obligations under the fund managed by the GOI beyond its monthly contributions which are charged to the consolidated statements of profit or loss in the year they are incurred.
Family Pension Fund
The
Family
Pension Fund was established in 1995 and is managed by the
G
OI
. The employee makes no contribution to this fund, but the employer makes a contribution of 8.33% of salary each month subject to a specified ceiling per employee (included in the 12% rate specified above). This is provided for every permanent employee on the payroll.
At the age of superannuation, contributions cease and the individual receives a monthly payment based on the level of contributions through the years, and on their salary scale at the time they retire, subject to a maximum ceiling of salary level. The
GOI
funds these payments, thus the Group has no additional liability beyond the contributions that it makes, regardless of whether the central fund is in surplus or deficit.
Superannuation
Superannuation, another pension scheme applicable in India, is applicable only to executives above certain grade. However, in case of oil and gas (applicable from the second year of employment) and Iron Ore segment, the benefit is applicable to all executives. Vedanta Limited and each relevant Indian subsidiary holds policy with the Life Insurance Corporation of India (“LIC”), to which each of these entities contributes a fixed amount relating to superannuation and the pension annuity is met by the LIC as required, taking into consideration the contributions made. The Group has no further obligations under the scheme beyond its monthly contributions which are charged to the consolidated statements of profit or loss in the year they are incurred.

F-
8
4

National Pension Scheme
National Pension Scheme is a retirement savings account for social security and welfare applicable for executives covered under the superannuation benefit of Vedanta Limited and each relevant Indian subsidiary, on a choice basis. It was introduced to enable employees to select the treatment of superannuation component of their fixed salaries and avail the benefits offered by the National Pension Scheme launched by GOI. Vedanta Limited and each relevant Indian subsidiary holds a corporate account with one of the pension fund managers authorized by the GOI to which each entity contributes a fixed amount relating to superannuation and the pension annuity will be met by the fund manager as per rules of National Pension Scheme. The Group has no further obligations under the scheme beyond its monthly contributions which are charged to the consolidated statement of profit and loss in the year they are incurred.
Australian pension scheme
The Group also participates in defined contribution superannuation schemes in Australia. The contribution of a proportion of an employee’s salary into a superannuation fund is a compulsory legal requirement in Australia. The employer contributes, into the employee’s fund of choice
,
10.0% (March 31, 2021: 9.5%) of the employee’s gross remuneration where the employee is covered by the industrial agreement and 13.0% (March 31, 2021: 12.5%) of the basic remuneration for all other employees. All employees have an option to make additional voluntary contributions. The Group has no further obligations under the scheme beyond its monthly contributions which are charged to the consolidated statements of profit or loss in the year they are incurred.
Skorpion Zinc Provident Fund, Namibia
The Skorpion Zinc Provident Fund is a defined contribution fund and is compulsory to all full time employees under the age of 60. The contribution to the fund is a fixed percentage of 9% per month of pensionable salary, as defined,
whilst the employee contributes 7% with the option of making additional contributions, over and above the normal contribution, up to a maximum of 12%.
Normal retirement age is 60 years and benefit payable is the member’s fund credit which is equal to all employer and employee contributions plus interest. The same applies when an employee resigns from Skorpion. The Fund provides disability cover which is equal to the member’s fund credit and a death cover of 2 times annual salary in the event of death before retirement.
The Group has no additional liability beyond the contributions that it makes. Accordingly, this scheme has been accounted for on a defined contribution plan
and contributions are charged directly to the consolidated statements of profit or loss in the year they are incurred.
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

(ii)	Defined benefit plans

(a)	Contribution to provident fund trust (the “trusts”) of Iron ore division, BALCO, HZL, Sesa Resources Limited (SRL) and Sesa Mining Corporation Limited (SMCL)
The provident funds of Iron ore division, BALCO, HZL, SRL and SMCL are exempted under section 17 of the Employees’ Provident Funds and Miscellaneous Provisions Act, 1952. Conditions for grant of exemption stipulates that the employer shall make good deficiency, if any, between the return guaranteed by the statute and actual earning of the Fund. Based on actuarial valuation in accordance with IAS 19
(Employee Benefits)
and Guidance Note issued by Institute of Actuaries of India for interest rate guarantee of exempted provident fund liability of employees, there is no interest shortfall that is required to be met by Iron ore division, BALCO, HZL, SRL and SMCL as at March 31, 2021 and March 31, 2022. Having regard to the assets of the fund and the return on the investments, the Group does not expect any deficiency in the foreseeable future.
The Group contributed a total of
₹
 471 million,
₹
 482 million,
₹
471 million ($ 6 million) for the years ended March 31, 2020,
March
31, 2021 and March 31, 2022, respectively in relation to the independently managed and approved funds and has recognised the same as expense in the consolidated statement of profit or loss. The present value of obligation and the fair value of plan assets of the trust are summarized below.

F-
8
5

	As at March 31, 2020 ( ₹ Million)	As at March 31, 2021 ( ₹ Million)	As at March 31, 2022 ( ₹ Million)	As at March 31, 2022 (US dollars in million)
Fair value of plan assets of trusts	23,437	24,213	25,317	334
Present value of defined benefit obligations	(22,990)	(23,751)	(25,102)	(331)

Net liability arising from defined benefit obligation	Nil	Nil	Nil	Nil

Percentage allocation of Plan assets of the trust

	As at March 31, 2020	As at March 31, 2021	As at March 31, 2022
Assets by category
Government Securities	61.68	63.19	58.62
Debentures/Bonds	36.67	34.36	35.54
Equity	1.65	1.63	4.64
Money Market Instruments	—	0.82	1.20

The remeasurement loss of
₹
 1,524 million,
₹
 55 million and
₹
Nil ($ Nil) has been charged to other comprehensive income (OCI) for the year
s
ended March 31, 2020, March 31, 2021 and March 31, 2022
,
respectively.

(b)	Post-Retirement Medical Benefits:
The Group has a scheme of medical benefits for employees at BMM and BALCO subsequent to their retirement on completion of tenure including retirement on medical grounds and voluntary retirement on contributory basis. The scheme includes employee’s spouses as well. Based on an actuarial valuation conducted as at year-end,
a provision is recognised in full for the benefit obligation. The obligation relating to post-retirement medical benefits as at March 31, 2021 and March 31, 2022 was
₹
 861 million and
₹
997 million ($ 13 million)
,
respectively. The obligation under this plan is unfunded. The Group considers these amounts as not material and accordingly has not provided further disclosures as required by IAS 19. The current service cost of
₹
 13 million,
₹
 10 million and
₹
12 million ($ 0 million) for the years ended March 31, 2020, March 31, 2021 and March 31, 2022
,
respectively
,
has been recognised in consolidated statement of profit or loss. The remeasurement loss
/
(gain) on the obligation of post-retirement medical benefits of
₹
 150 million,
₹
 (23) million,
₹
67 million ($ 1 million) for the years ended March 31, 2020, March 31, 2021 and March 31, 2022
,
respectively
,
have been recognised in other comprehensive income. Net interest cost on the obligation of post-retirement medical benefits of
₹
 61 million,
₹
 64 million and
₹
87 million ($ 1 million) for the years ended March 31, 2020, March 31, 2021 and March 31, 2022
,
respectively
,
have been recognized in finance costs.
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
The Iron ore and oil and gas division of the Company, SRL, SMCL, HZL and FACOR have constituted a trust recognised by Indian Income Tax Authorities for gratuity to employees, contributions to the trust are funded with LIC, ICICI Prudential Life Insurance Company Limited (ICICI) and HDFC Life Insurance Company Limited (HDFC).

F-
8
6

Principal actuarial assumptions
Principal actuarial assumptions used to determine the present value of the Other post-employment benefit plan obligation are as follows:

	Year ended March 31, 2020	Year ended March 31, 2021	Year ended March 31, 2022
Discount rate	6.8%	6.9%	7.2%
Expected rate of increase in compensation level of covered employees	2% to 15%	2% to 15%	2% to 15%
Mortality table	IALM (2012-14)	IALM (2012-14)	IALM (2012-14)
Amount recognised in the consolidated statements of financial position consists of:

	As at March 31, 2020 ( ₹ Million)	As at March 31, 2021 ( ₹ Million)	As at March 31, 2022 ( ₹ Million)	As at March 31, 2022 (US dollars in million)
Fair value of plan assets	4,418	4,009	4,411	58
Present value of defined benefit obligations	(6,310)	(5,748)	(6,004)	(79)

Net liability arising from defined benefit obligations	(1,892)	(1,739)	(1,593)	(21)

Amounts recognised in consolidated statements of profit or loss in respect of Other post-employment benefit plan are as follows:

	Year ended March 31, 2020 ( ₹ Million)	Year ended March 31, 2021 ( ₹ Million)	Year ended March 31, 2022 ( ₹ Million)	Year ended March 31, 2022 (US dollars in million)
Current service cost	411	395	390	5
Net Interest cost	151	130	124	2

Total charge to consolidated statements of profit or loss	562	525	514	7

Amounts recognised in the consolidated statements of comprehensive income in respect of Other post-employment benefit plan are as follows:

	Year ended March 31, 2020 ( ₹ Million)	Year ended March 31, 2021 ( ₹ Million)	Year ended March 31, 2022 ( ₹ Million)	Year ended March 31, 2022 (US dollars in million)
Remeasurements of the net defined benefit obligation :-
Actuarial losses /(gains) arising from changes in financial assumptions	283	11	172	2
Actuarial losses/(gains) arising from experience adjustments	163	(104)	(47)	(1)
Actuarial (gains)/losses arising from changes in demographic assumptions	(14)	(2)	(29)	(0)
Actuarial losses on Plan assets (excluding amounts included in net interest cost)	12	58	18	0

Remeasurement of the net defined benefit liability	444	(37)	114	1

The movement of the present value of Other post-employment benefit plan obligation is as follows:

	Year ended March 31, 2020 ( ₹ in Million)	Year ended March 31, 2021 ( ₹ in Million)	Year ended March 31, 2022 ( ₹ in Million)	Year ended March 31, 2022 (US dollars in million)
At April 1	(5,890)	(6,310)	(5,748)	(76)
Acquired in business combination	—	(177)	—	—
Current service cost	(411)	(395)	(390)	(5)
Benefits paid	875	1,475	623	8
Interest cost of scheme liabilities	(452)	(436)	(393)	(5)
Actuarial (losses)/gains arising from change in assumptions	(432)	95	(96)	(1)

At March 31,	(6,310)	(5,748)	(6,004)	(79)

F-
8
7

The movement in the fair value of Other post-employment benefit plan assets is as follows:

	Year ended March 31, 2020 ( ₹ in Million)	Year ended March 31, 2021 ( ₹ in Million)	Year ended March 31, 2022 ( ₹ in Million)	Year ended March 31, 2022 (US dollars in million)
At April 1	3,868	4,418	4,009	53
Acquired in business combination	—	160	—	—
Contributions received	859	184	693	9
Benefits paid	(598)	(1,001)	(542)	(7)
Remeasurement loss arising from return on plan assets	(12)	(58)	(18)	(0)
Interest income	301	306	269	3

At March 31,	4,418	4,009	4,411	58

All the above plan assets of the Group have been invested in the qualified insurance policies.
The actual return on plan assets was
₹
 289 million,
₹
 248 million and
₹
 251 million, ($ 3 million) for the years ended March 31, 2020, March 31, 2021 and March 31, 2022
,
respectively.
The weighted average duration of the defined benefit obligation is 14.3 years, 14.0 years and 13.3 years as at March 31, 2020, March 31, 2021 and March 31, 2022
,
respectively.
The Group expects to contribute
₹
 540 million ($ 7 million) to the funded Gratuity
P
lan during the year ending March 31, 2023.
Sensitivity analysis for defined benefit plans
Below is the sensitivity analysis determined for significant actuarial assumptions for the determination of defined benefit obligations and based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period while holding all other assumptions constant.

	Increase / (Decrease) in defined benefit obligation		Increase / (Decrease) in defined benefit obligation
	Year ended March 31, 2021 ( ₹ in million)	Year ended March 31, 2022 ( ₹ in million)	Year ended March 31, 2022 (US dollars in million)
Discount rate
Increase by 0.50%	(213)	(229)	(3)
Decrease by 0.50%	231	248	3
Expected rate of increase in compensation level of covered employees
Increase by 0.50%	208	217	3
Decrease by 0.50%	(199)	(209)	(3)
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

F-
8
8

Risk analysis
Group is exposed to a number of risks in the defined benefit plans. Most significant risks pertaining to defined benefits plans and management estimation of the impact of these risks are as follows:
Investment risk
Most of the Indian defined benefit plans are funded with LIC, ICICI and HDFC. The Group does not have any liberty to manage the funds provided to LIC, ICICI and HDFC.
The present value of the defined benefit plan obligation is calculated using a discount rate determined by reference to GOI bonds for the Group’s Indian operations. If the return on plan asset is below this rate, it will create a plan deficit.
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
28. Employee costs

For the year ended March 31,	2020	2021	2022	2022
	( ₹ in million)	( ₹ in million)	( ₹ in million)	(US dollars in million)
Salaries and wages	30,217	31,260	30,632	404
Contributions to provident and other funds	1,735	2,077	2,259	30
Share based payments	727	597	785	10
JV Employee cost allocation	(5,759)	(5,302)	(5,557)	(73)

	26,920	28,632	28,119	371

F-
89

29. Share-Based Compensation Plans
The Company offers equity based and cash based option plans to its employees, officers and directors through the Company’s stock option plan introduced in 2016 and Cairn India’s stock option plan now administered by the Company pursuant to its merger with the Company.
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
(“CTC”) and individual grade of the employee. The performance conditions attached to the option is measured by comparing the Company’s performance in terms of Total Shareholder Return (“TSR”) over the performance period with the performance of two group of comparator companies (i.e., Indian and global comparator companies) defined in the scheme. The extent to which an option vests will depend on the Company’s TSR rank against a group or groups of peer companies at the end of the performance period and as moderated by the Remuneration Committee. The ESOS schemes are administered through Vedanta Limited ESOS trust and have underlying Vedanta Limited equity shares.
Options granted during the year ended March 31, 2022 and year ended March 31, 2021 include business performance based, sustained individual performance based, management discretion and fatality multiplier based stock options. Business performances are measured using Volume, Cost, Net Sales Realization, EBITDA, ESG and Carbon footprint or a combination of these for the respective business/ SBU entities.

The exercise price of the options is
₹
 1 per share and the performance period is three years, with no re-testing
being allowed.

0

The details of share options for the year ended March 31, 2021 is presented below:

Financial Year of Grant	Exercise Period	Options outstanding April 1, 2020	Options granted during the year	Options forfeited during the year	Options exercised during the year	Options outstanding March 31, 2021	Options exercisable March 31, 2021
2016-17	December 15, 2019-June 14, 2020	1,068,516	—	8,648	1,059,868	—	—
2017-18	September 1, 2020-February 28, 2021	7,027,925	—	5,514,169	1,136,816	376,940	376,940
2017-18	October 16, 2020-April 15, 2021	11,126	—	11,126	—	—	—
2018-19	November 1, 2020-April 30, 2021	11,420,046	—	1,507,806	—	9,912,240	—
2018-19	Cash settled	1,069,156	—	340,300	—	728,856	—
2019-20	November 29, 2022-May 28, 2023	15,881,330	—	2,309,052	—	13,572,278	—
2019-20	Cash settled	1,896,700	—	1,019,249		877,451	—
2020-21	November 06, 2023-May 5, 2024	—	12,711,112	—	—	12,711,112	—
2020-21	Cash settled	—	1,020,889	—	—	1,020,889	—

		38,374,799	13,732,001	10,710,350	2,196,684	39,199,766	376,940

The details of share options for the year ended March 31, 2022 is presented below:

Financial Year of Grant	Exercise Period	Options outstanding April 1, 2021	Options granted during the year	Options forfeited during the year	Options exercised during the year	Options outstanding March 31, 2022	Options exercisable March 31, 2022
2017-18	September 1, 2020-February 28, 2021	376,940	—	23,457	353,483	—	—
2018-19	November 1, 2021-April 30, 2022	9,912,240	—	6,906,444	2,682,781	323,015	323,015
2018-19	Cash settled	728,856	—	489,731	239,125	—	—
2019-20	November 29, 2022-May 28, 2023	13,572,278	—	2,090,560	—	11,481,718	—
2019-20	Cash settled	877,451	—	197,050	—	680,401	—
2020-21	November 6, 2023-May 5, 2024	12,711,112	—	1,903,591	—	10,807,521	—
2020-21	Cash settled	1,020,889	—	295,966	—	724,923	—
2021-22	November 1, 2024 - April 30, 2025	—	12,083,636	779,037	—	11,304,599	—
2021-22	Cash settled	—	864,537	22,770	—	841,767	—

		39,199,766	12,948,173	12,708,606	3,275,389	36,163,944	323,015

The fair value of all equity settled options has been determined at the date of grant of the option allowing for the effect of any market-based performance conditions. This fair value, adjusted by the Group’s estimate of the number of options that will eventually vest as a result of non-market
conditions, is expensed over the vesting period.
The fair value of cash settled options is measured initially and at each reporting date up to and including the settlement date, with changes in fair value recognised in employee benefits expense.
Business Performance-Based and Sustained Individual Performance-Based Options:
The fair value of stock options following these types of vesting conditions have been estimated using the Black-Scholes-Merton Option Pricing model. The value arrived at under this model has been then multiplied by the expected % vesting based on business performance conditions (only for business performance-based options) and the expected multiplier on account of sustained individual performance (for both type of options). The inputs used in the Black-Scholes-Merton Option Pricing model include the share price considered as of the valuation date, exercise price as per the scheme/ plan of the options, expected dividend yield (estimated based on actual/ expected dividend trend of the company), expected tenure (estimated as the remaining vesting period of the options), the risk-free rate (considered as the zero coupon yield as of the valuation date for a term commensurate with the expected tenure of the options) and expected volatility (estimated based on the historical volatility of the return in
C
ompany’s share prices for a term commensurate with the expected tenure of the options). The exercise period of 6 months post vesting period has not been considered as the options are expected to be exercised immediately post the completion of the vesting period.
Total Shareholder Returns-Based Options:
The fair value of stock options following this type of vesting condition has been estimated using the Monte Carlo Simulation method. This method has been used to simulate the expected share prices for Vedanta Limited and the companies of the comparator group over the vesting period of the options. Based on the simulated prices, the expected pay-off
at the end of the vesting period has been estimated and present valued to the valuation date. Further, based on the simulated share prices and expected dividends
,
the relative rank of Vedanta Limited’s share price return has been estimated vis-à-vis
the Indian and Global Group of the Comparator Group. This rank has been used to estimate expected % vesting of the options under this type of vesting condition. The inputs to the monte carlo simulation method include expected tenure (estimated as the remaining vesting period of the options), the risk-free rate (considered as the zero coupon yield as of the valuation date for a term commensurate with the expected tenure of the options), expected dividend yield (estimated based on the actual dividend trend of the companies), expected volatility (estimated based on the historical volatility of the return in the
C
ompany’s share prices for a term commensurate with the expected tenure of the options). The exercise period of 6 months post the vesting period has not been considered as the options are expected to be exercised immediately post the completion of the vesting period.

F-
9
1

The assumptions used in the calculations of the charge in respect of the ESOS options granted during the year ended March 31, 2021 and March 31, 2022 are set out below:

Particulars	Year ended March 31, 2021	Year ended March 31, 2022

	ESOS 2020	ESOS 2021
Number of o ptions	1,020,889 (cash settled)/ 12,711,112 (equity settled)	864,537 (cash settled)/ 12,083,636 (equity settled)
Exercise p rice	₹ 1	₹ 1
Share p rice at the date of grant	₹ 228.75	₹ 302.15
Contractual l ife	2 years and 7 months	3 years
Expected volatility	49.28%	49.67%
Expected option life	2 years and 7 months	3 years
Expected dividends	6.80%	6.80%
Risk free interest rate	4.84%	5.02%
Expected annual forfeitures	10%p.a.	10%p.a.
Fair value per option granted ( n on-market performance based)	₹ 150.73	₹ 193.97
Weighted average share price at the date of exercise of stock options was
₹
 131.08 and
₹
 339.32 for the year ended March 31, 2021 and March 31, 2022
,
respectively.
The weighted average remaining contractual life for the share options outstanding was 2.03 years and 1.62 years for the year
s
ended March 31, 2021 and March 31, 2022
,
respectively.
The Company recognized total expense of
₹
 754 million,
₹
 575 million and
₹
 432 million ($ 6 million) related to equity settled share-based payment transactions for the year
s
ended March 31, 2020, March 31, 2021 and March 31, 2022
,
respectively. The total expense recognised on account of cash settled share based plan was
₹
 5 million,
₹
 63 million and 138 million ($ 2 million) for the year
s
ended March 31, 2020, March 31, 2021 and March 31, 2022
,
respectively. The carrying value of cash settled share based compensation liability as at March 31, 2021 was
₹
 72 million and as at March 31, 2022 was
₹
 192 million ($ 3 million).
Employee stock option plans of erstwhile Cairn India Limited (CIESOP):
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
Details of employees stock option plans is presented below

CIESOP Plan	Year ended March 31, 2021		Year ended March 31, 2022
	Number of options	Weighted average exercise price in ₹	Number of options	Weighted average exercise price in ₹
Outstanding at the beginning of the year	5,341,740	288.2	3,315,174	287.30
Granted during the year	Nil	NA	Nil	NA
Expired during the year	(1,082,229)	291.3	Nil	NA
Exercised during the year	Nil	NA	(483,085)	286.85
Forfeited / cancelled during the year	(944,337)	288.0	(1,794,448)	287.70
Outstanding at the end of the year	3,315,174	287.3	1,037,641	286.85
Exercisable at the end of the year	3,315,174	287.3	1,037,641	286.85
Weighted average share price at the date of exercise of stock options was
₹
 375.89 for the year ended March 31, 2022.

F-
9
2

Scheme	Range of exercise price in ₹	Weighted average remaining contractual life of options (in years)	Weighted average exercise price in ₹
The details of exercise price for stock options outstanding as at March 31, 2021 are:
CIESOP Plan	286.85-287.75	0.80	287.30
The details of exercise price for stock options outstanding as at March 31, 2022 are:
CIESOP Plan	286.85	0.31	286.85

Employee share option plan of Vedanta Resources Limited
In respect of one of the Company’s subsidiary, BMM, the Group has awarded certain cash settled share based options indexed to the valuation of BMM.

The total expense recognised on account of cash settled share based plan during the year
s
ended March 31, 2020, March 31, 2021 and March 31, 2022 is
₹

221
 million,
₹

221
 million and
₹

235
 million ($
3
million)
,
respectively
,
and the carrying value of cash settled share based compensation liability as at March 31, 2021 and March 31, 2022 is
₹

860
 million and
₹

1,125
 million ($
15
million)
,
respectively
Out of the total expense of
₹
 859 million and
₹
 805 million ($ 11 million) pertaining to equity settled options and cash settled options for the year
s
ended March 31, 2021 and March 31, 2022
,
respectively, the Group has capitalised
₹
 262 million and
₹
 20 million ($ 0 million)
in
the year
s
ended March 31, 2021 and March 31, 2022
,
respectively.

F-
9
3

30. Shareholders’ equity

	As at March 31, 2021 (in Million)	As at March 31, 2021 ( ₹ Million)	As at March 31, 2022 (in Million)	As at March 31, 2022 ( ₹ Million)	As at March 31, 2022 (US dollars in million)
Authorised Share Capital:
Opening and closing balance (equity shares of ₹ 1 each with voting rights) a	44,020	44,020	44,020	44,020	580
Authorised preference share capital:
Opening and closing balance (preference shares of ₹ 10 each)	3,010	30,100	3,010	30,100	397
Issued, subscribed and paid up
Equity shares of ₹ 1 each with voting right a,b,c,d	3,718	3,718	3,718	3,718	49

a)	The Company has one class of equity shares having a par value of ₹ 1 per share. Each shareholder is eligible for one vote per share held and dividend as and when declared by the Company.
b)
This includes 160,903,244 equity shares in the form of 40,225,811 American Depository Shares (ADS) as at March 31, 2021. The American Depository Shares (ADS) of the Company have been delisted from NYSE effective close of trading on NYSE on November 8, 2021. Refer Group overview section for detailed note.

c)
Includes 308,232 equity shares as at March 31, 2021 and 305,832 equity shares as at March 31, 2022 kept in abeyance. These shares are not part of listed equity capital and pending allotment as they are sub-judice.

d)	Includes 12,193,159 equity shares as at March 31, 2021 and 8,693,406 equity shares as at March 31, 2022 held by Vedanta Limited ESOS Trust.
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
Retained earnings includes amongst others, general reserve, debenture redemption reserve, preference share redemption reserve and capital reserve.
General reserve
Under the erstwhile Indian Companies Act, 1956, a general reserve was created through an annual transfer of net income at a specified percentage in accordance with applicable regulations. The purpose of these transfers was to ensure that if a dividend distribution in a given year is more than 10.0% of the paid-up
capital of the Company for that year, then the total dividend distribution is less than the total distributable results for that year. Consequent to introduction of the
Companies Act
,
2013, the requirement to mandatory transfer a specified percentage of the net profit to general reserve has been withdrawn. The balance in general reserves, as determined in accordance with applicable regulations, was
₹
 160,950 million ($ 2,121
million) as at March 31, 2021 and March 31, 2022.
The Board of Directors of the Company, basis the recommendations of the Audit & Risk Management Committee and Committee of Independent Directors of the Company, at its meeting held on October 29, 2021 approved the Scheme of Arrangement (“Scheme”) between the Company and its shareholders under Section 230 and other applicable provisions of the Companies Act, 2013. The Scheme inter alia provides for capital reorganization of the Company, whereby it is proposed to transfer amounts standing to the credit of the General Reserves to the Retained Earnings of the Company with effect from the Appointed Date. The Scheme is subject to receipt of regulatory approvals/ clearances from the Hon’ble National Company Law Tribunal, Mumbai Bench, Securities and Exchange Board of India (through BSE Limited and National Stock Exchange of India Limited), BSE Limited and National Stock Exchange of India Limited (collectively referred to as “Stock Exchanges”) and such other approvals/ clearances as may be applicable.
Pursuant to the Scheme, the Company will possess greater flexibility to undertake capital related decisions and reflect a more efficient balance sheet.

F-
9
4

Debenture redemption reserve
As per the earlier provision under the Indian Companies Act
 2013
, companies that issue debentures were required to create debenture redemption reserve from annual profits until such debentures are redeemed. Companies were
required to maintain 25%
as a reserve of outstanding redeemable debentures. The amounts credited to the debenture redemption reserve may not be utilized except to redeem debentures. The MCA, vide its Notification dated August 16, 2019, had amended the Companies (Share Capital and Debenture) Rules, 2014, wherein the requirement of creation of Debenture Redemption Reserve has been exempted for certain class of companies, hence, in view of the same, the Company is not required to create Debenture Redemption Reserve. Retained earnings include
₹
 5,835 million and
₹
 Nil ($ Nil)
of debenture redemption reserve as at March 31, 2021 and March 31, 2022 respectively.
Preference share redemption reserve
The Indian Companies Act
2013
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
If profits are used to redeem preference shares, the value of the nominal amount of shares redeemed should be transferred from profits (retained earnings) to the preference share redemption reserve account. This amount should then be utilised for the purpose of redemption of redeemable preference shares. This reserve can be used to issue fully paid-up bonus shares to the shareholders of the Company. Retained earnings include
s
₹
 30,869 million ($ 407 million) of preference share redemption reserve as at March 31, 2021 and March 31, 2022.
Capital reserve
The balance in capital reserve as at March 31, 2021 and March 31, 2022 is
₹
 182,697 million and
₹
 183,680 million ($ 2,421 million)
,
respectively. The balance in capital reserve has mainly arisen pursuant to extinguishment of non-controlling
interests of erstwhile Cairn India Limited and acquisition of ASI. Further, changes in capital reserve are due to recognition/derecognition of put option liability and non-controlling
interests pertaining to ASI.
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
The
Non-controlling
interests that are material to the Group relate to HZL and BALCO as at March 31, 2021 and March 31, 2022.
As at March 31, 2021 and March 31, 2022, these holdings are 35.08%, 49.00%, 26.00%, 48.37%, 4.51% and 10.00%
in
HZL, BALCO, BMM, ASI, ESL and FPL, respectively.
The principal place of business of HZL, BALCO, ESL and FPL is in India, BMM is in South Africa and ASI is in Japan, South Korea and Taiwan.

F-
9
5

The table below shows summarized financial information of subsidiaries of the Group that have material non-controlling
interests. The amounts are presented before inter-company eliminations.

	As at March 31, 2021
	( ₹ in million)
	HZL	BALCO	Others	Total
Current assets	245,694	28,748	41,604	316,046
Non-current assets	203,262	110,396	134,990	448,648
Current liabilities	77,512	53,990	37,575	169,077
Non-current liabilities	45,043	28,874	77,778	151,695
Equity attributable to equity holders of the Parent	211,900	28,703	59,236	299,839
Non-controlling interests*	114,501	27,577	7,374	149,452

*	₹ 5,369 million (loss) attributable to NCI of ASI transferred to put option liability as at March 31, 2021.

	As at March 31, 2022
	( ₹ in million)
	HZL	BALCO	Others	Total
Current assets	239,851	30,910	40,911	311,672
Non-current assets	199,444	110,602	151,829	461,875
Current liabilities	59,544	42,091	42,333	143,968
Non-current liabilities	34,002	16,728	81,169	131,899
Equity attributable to equity holders of the Parent	224,460	42,173	64,092	330,725
Non-controlling interests*	121,289	40,520	9,547	171,356

*	₹ 4,401 million ($ 58 million) (loss) attributable to NCI of ASI transferred to put option liability as at March 31, 2022.

	As at March 31, 2022
	(US dollars In Million)
	HZL	BALCO	Others	Total
Current assets	3,161	407	539	4,107
Non-current assets	2,629	1,458	2,001	6,088
Current liabilities	785	555	558	1,898
Non-current liabilities	448	220	1,070	1,738
Equity attributable to equity holders of the Parent	2,958	556	846	4,360
Non-controlling interests	1,599	534	124	2,257

F-
9
6

	For the Year Ended March 31, 2020
	( ₹ In Million)
	HZL	BALCO	Others	Total
Revenue	183,321	87,465	65,667	336,453
Expenses	(115,651)	(89,262)	(74,126)	(279,039)
Profit/(Loss) for the year	67,670	(1,797)	(8,459)	57,414
Profit/( L oss) attributable to equity holders of the p arent	43,933	(916)	(4,751)	38,266
Profit/( L oss) attributable to non-controlling interests	23,737	(881)	(3,708)	19,148

Profit/(Loss) for the year	67,670	(1,797)	(8,459)	57,414

Other comprehensive (loss) / income attributable to the equity holders of the p arent	(649)	19	(2,102)	(2,732)
Other comprehensive (loss) / income attributable to non-controlling interests	(351)	18	(947)	(1,280)

Other comprehensive (loss)/income during the year	(1,000)	37	(3,049)	(4,012)

Total comprehensive income/(loss) attributable to the equity holders of the p arent	43,284	(897)	(6,853)	35,534
Total comprehensive income/(loss) attributable to non-controlling interests	23,386	(863)	(4,655)	17,868

Total comprehensive income/(loss) during the year	66,670	(1,760)	(11,508)	53,402

Net cash inflow from operating activities	74,282	1,069	7,017	82,368
Net cash outflow from investing activities	(36,247)	(1,904)	(6,204)	(44,355)
Net cash outflow from financing activities	(19,276)	(886)	(4,186)	(24,348)

Net cash inflow/(outflow)	18,759	(1,721)	(3,373)	13,665

F-
9
7

	For the Year Ended March 31, 2021
	( ₹ In Million)
	HZL	BALCO	Others	Total
Revenue	220,704	96,879	77,202	394,785
Expenses	(141,492)	(86,221)	(43,423)	(271,136)

Profit for the year	79,212	10,658	33,779	123,649

Profit attributable to equity holders of the p arent	51,424	5,436	32,682	89,542
Profit attributable to non-controlling interests	27,788	5,222	1,097	34,107

Profit for the year	79,212	10,658	33,779	123,649

Other comprehensive (loss) / income attributable to the equity holders of the p arent	(28)	(235)	2,866	2,603
Other comprehensive (loss) / income attributable to non-controlling interests	(15)	(225)	1,180	940

Other comprehensive (loss)/income during the year	(43)	(460)	4,046	3,543

Total comprehensive income attributable to the equity holders of the p arent	51,396	5,201	35,548	92,145
Total comprehensive income attributable to non-controlling interests	27,773	4,997	2,277	35,047

Total comprehensive income during the year	79,169	10,198	37,825	127,192

Dividends paid/payable to non-controlling interests, including dividend tax	(56,029)	—	—	(56,029)

Net cash inflow from operating activities	191,094	13,996	12,708	217,798
Net cash outflow from investing activities	(111,459)	(3,083)	(5,337)	(119,879)
Net cash outflow from financing activities	(95,286)	(11,463)	(6,763)	(113,512)

Net cash (outflow)/inflow	(15,651)	(550)	608	(15,593)

	For the Year Ended March 31, 2022
	( ₹ In Million)
	HZL	BALCO	Others	Total
Revenue	287,896	136,070	115,584	539,550
Expenses	(191,929)	(109,491)	(108,056)	(409,476)

Profit for the year	95,967	26,579	7,528	130,074

Profit attributable to equity holders of the parent	62,302	13,555	5,091	80,948
Profit attributable to non-controlling interests	33,665	13,024	2,437	49,126

Profit for the year	95,967	26,579	7,528	130,074

Other comprehensive (loss)/income attributable to the equity holders of the parent	(366)	(85)	1,373	922
Other comprehensive (loss) / income attributable to non-controlling interests	(198)	(81)	707	428

Other comprehensive (loss)/income during the year	(564)	(166)	2,080	1,350

Total comprehensive income attributable to the equity holders of the p arent	61,936	13,470	6,464	81,870
Total comprehensive income attributable to non-controlling interests	33,467	12,943	3,144	49,554

Total comprehensive income during the year	95,403	26,413	9,608	131,424

Dividends paid/payable to non-controlling interests, including dividend tax	(26,682)	—	—	(26,682)

Net cash inflow from operating activities	130,116	36,602	26,683	193,401
Net cash outflow from investing activities	(874)	(1,610)	(21,947)	(24,431)
Net cash outflow from financing activities	(116,452)	(31,714)	(2,511)	(150,677)

Net cash inflow	12,790	3,278	2,225	18,293

F-
9
8

	For the Year Ended March 31, 2022
	(US dollars in million)
	HZL	BALCO	Others	Total
Revenue	3,795	1,793	1,523	7,111
Expenses	(2,530)	(1,443)	(1,423)	(5,396)

Profit for the year	1,265	350	100	1,715

Profit attributable to equity holders of the Parent	821	179	67	1,067
Profit attributable to non-controlling interests	444	171	33	648

Profit for the year	1,265	350	100	1,715

Other comprehensive (loss)/income attributable to the equity holders of the Parent	(5)	(1)	18	12
Other comprehensive (loss) / income attributable to non-controlling interests	(3)	(1)	10	6

Other comprehensive (loss)/income during the year	(8)	(2)	28	18

Total comprehensive income attributable to the equity holders of the Parent	816	178	85	1,079
Total comprehensive income attributable to non-controlling interests	441	171	41	653

Total comprehensive income during the year	1,257	349	126	1,732

Dividends paid/payable to non-controlling interests, including dividend tax	(352)	—	—	(352)

Net cash inflow from operating activities	1,715	482	352	2,549
Net cash outflow from investing activities	(12)	(21)	(289)	(322)
Net cash outflow from financing activities	(1,535)	(418)	(33)	(1,986)

Net cash inflow	168	43	30	241

The effect of changes in ownership interests in subsidiaries that did not result in a loss of control is as follows:

For the Year Ended March 31, 2020
( ₹ In Million)
	HZL	BALCO	Others	Total
Changes in NCI	—	—	(2,342)	(2,342)

For the Year Ended March 31, 2021
( ₹ In Million)
	HZL	BALCO	Others	Total
Changes in NCI	—	—	—	—

For the Year Ended March 31, 2022
( ₹ In Million)
	HZL	BALCO	Others	Total
Changes in NCI	—	—	—	—

For the Year Ended March 31, 2022
(US Dollars In Million)
	HZL	BALCO	Others	Total
Changes in NCI	—	—	—	—

F-
99

32. Capital management
The Group’s objectives when managing capital is to safeguard continuity, maintain a strong credit rating and healthy capital ratios in order to support its business and provide adequate return to shareholders through continuing growth. The Group’s overall strategy remains unchanged from the
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
Net debt
is
non-current
and current debt as reduced by cash and cash equivalents, other bank balances and current investments. Equity comprises all components including other comprehensive income.
The following table summarizes the capital of the Group:

As at March 31,	2021	2022	2022
	( ₹ in million)	( ₹ in million)	(US dollars in million)
Equity	734,049	807,122	10,637

Cash and cash equivalentsa	48,537	86,709	1,143
Short term investmentsa	276,494	233,755	3,081
Non-current bank deposits b	1,107	2,017	27

Total cash (a)	326,138	322,481	4,251
Current borrowings (Note 22)	189,600	168,944	2,227
Non-current borrowings (Note 22)	379,622	362,023	4,772

Total debt (b)	569,222	530,967	6,999
Net debt (c=(b-a))	243,084	208,486	2,748

Total capital (equity+net debt) (d)	977,133	1,015,608	13,385

Gearing ratio (c/d)	0.2	0.2	0.2

a)
The constituents of ‘total cash’ for the purpose of capital management disclosure includes only those amounts of restricted funds that are corresponding to liabilities (e.g., margin money deposits). Consequently
, restricted funds of
₹
 6,352 million and
₹

6,900
 million ($ 91 million) as at March 31, 2021 and March 31, 2022 respectively have been excluded from ‘total cash’ in the capital management disclosures. (Refer
N
otes
 17,
19 and
20
).

b)
Additionally,
Non-current
bank deposits of
₹
 1,107 million and
₹
 2,017 million ($ 27 million) as at March 31, 2021 and March 31, 2022 respectively
,
have been included to form part of ‘total cash’ in the capital management disclosures.

0

33. Commitments, guarantees, contingencies and other disclosures
In the normal course of business, the Group enters into certain capital commitments and also gives certain financial guarantees.
A. Capital commitments
The Group has a number of continuing operational and financial commitments in the normal course of business including:

•	Exploratory mining commitments;

•	Oil & gas commitments;

•	Mining commitments arising under production sharing agreements; and

•	Completion of the construction of certain assets.
Estimated amount of contracts remaining to be executed on capital accounts and not provided for:

	As at,
	March 31, 2021	March 31, 2022	March 31, 2022
	( ₹ in million)	( ₹ in million)	(US dollars in million)
Oil & Gas sector
Cairn Oil & Gas	15,547	21,690	286

Aluminium sector
Lanjigarh Refinery (Phase II)	11,877	28,605	377
Jharsuguda 1.25 MTPA smelter	4,630	15,770	208
BALCO smelter expansion from 0.57 MTPA to 1 MTPA	—	46,427	612

Zinc sector
Zinc India (mines expansion, solar and smelter)	3,625	5,070	67
Gamsberg mining & milling project	938	2,064	27

Copper sector
Tuticorin Smelter 400 KTPA*	29,951	30,514	402

Others	18,722	38,429	506

Total	85,290	188,569	2,485

*	currently contracts are under suspension under the force majeure clause as per the contract
Committed work programme (Other than capital commitment):

	As at,
	March 31, 2021	March 31, 2022	March 31, 2022
	( ₹ in million)	( ₹ in million)	(US dollars in million)
Oil & Gas sector
Cairn Oil and Gas (OALP - Oil and Gas blocks)	56,254	56,149	740

F-1
0
1

Other Commitments

(i)
The Power Division of the Group has signed a long term power purchase agreement (PPA) with GRIDCO Limited for supply of 25% of power generated from the power station with additional right to purchase power at (5%/7%) at variable cost as per the conditions referred to in PPA. The PPA has a tenure of twenty five years, expiring in FY 2037.
The Group received favorable order from OERC dated October 5, 2021 for conversion of this power station from Independent Power Plant (“IPP”) to Captive Power Plant (“CPP”) w.e.f from January 1, 2022 subject to certain terms and conditions. However, OERC vide order dated February 19, 2022 directed the Company to supply power to GRIDCO from February 19, 2022 onwards. Thereafter, the Company has resumed supplying power to GRIDCO as per their requisition of power.

(ii)
TSPL has signed a long term power purchase agreement (PPA) with Punjab State Power Corporation Limited (PSPCL) for supply of power generated from the power plant. The PPA has tenure of twenty five years, expiring in FY 2042.

B. Guarantees
The aggregate amount of indemnities and other guarantees on which the Group does not expect any material losses, was
₹
 62,810 million and
₹
 64,490 million ($ 850 million) as at March 31, 2021 and March 31, 2022
,
respectively.
The Group has given guarantees in the normal course of business as stated below:

•
Guarantees and bonds advanced to the customs authorities in India of
₹
 6,477 million and
₹
 4,917 million ($ 65
million) as at March 31, 2021 and March 31, 2022, respectively, relating to the export and payment of import duties on purchases of raw material and capital goods.

•	Guarantees issued for Group’s share of minimum work programme commitments of ₹ 28,888 million and ₹ 28,812 million ($ 380 million) as at March 31, 2021 and March 31, 2022 , respectively.

•	Guarantees of ₹ 794 million and ₹ 978 million ($ 13 million) issued under bid bond for placing bids as at March 31, 2021 and March 31, 2022 respectively.

•
Bank guarantees of
₹
 1,150
million
($ 15
million) outstanding as at March 31, 2021 and March 31, 2022 has been provided by the Group on behalf of Volcan Investments Limited to Income tax department, India as a collateral in respect of certain tax disputes.

•
Other guarantees of
₹
 25,501 million and
₹
 28,633 million ($ 377
million) as at March 31, 2021 and March 31, 2022, respectively, issued for securing supplies of materials and services, in lieu of advances received from customers, litigation, for provisional valuation of custom duty and also to various agencies, suppliers and government authorities for various purposes. The Group does not anticipate any liability on these guarantees.

C. Export Obligations
The Indian entities of the Group have export obligations of
₹
 21,653 million and
₹
 9,500 million ($ 125
million) as at March 31, 2021 and March 31, 2022, respectively, on account of concessional rates of import duty paid on capital goods under the Export Promotion Capital Goods Scheme and under the Advance License Scheme for the import of raw material laid down by the Government of India.
In the event of the Group’s inability to meet its obligations, the Group’s liability would be
₹
 3,534 million and
₹
 2,069 million ($ 27
million) as at March 31, 2021 and March 31, 2022, respectively, plus applicable interest.
The Group has given bonds of
₹
 17,750 million and
₹
 19,154 million ($ 252 million) as at March 31, 2021 and March 31, 2022 respectively to custom authorities against these export obligations.

F-1
0
2

D. Contingencies
The Group discloses the following legal and tax cases as liabilities.
Hindustan Zinc Limited: Department of Mines and Geology
The Department of Mines and Geology of the State of Rajasthan issued several show cause notices to HZL in August, September and October 2006, aggregating to
₹
 3,339 million and
₹
 3,339 million ($ 44 million) as at March 31, 2021 and March 31, 2022 claiming unlawful occupation and unauthorised mining of associated minerals other than zinc and lead at HZL’s Rampura Agucha, Rajpura Dariba and Zawar mines in Rajasthan during the period from July 1968 to March 2006. In response, HZL filed a writ petition against these show cause notices before the High Court of Rajasthan in Jodhpur. In October 2006, the High Court issued an order granting a stay and restrained the Department of Mines and Geology from undertaking any coercive measures to recover the penalty. In January 2007, the High Court issued another order granting the Department of Mines and Geology additional time to file their reply and also ordered the Department of Mines and Geology not to issue any orders cancelling the lease. The State Government filed for an early hearing application in the High Court. The High Court has passed an order rejecting the application stating that Central Government should file their replies. HZL believes it is unlikely that the claim will lead to a future obligation and thus no provision has been made in these financial statements.
Ravva Joint Operations arbitration proceedings
The Ravva Production Sharing Contract (PSC) obliges the contractor parties to pay a proportionate share of ONGC’s exploration, development, production and contract costs in consideration for ONGC’s payment of costs related to the construction and other activities it conducted in Ravva prior to the effective date of the Ravva PSC (the ONGC Carry). The question as to how the ONGC Carry is to be recovered and calculated, along with other issues, was submitted to an International Arbitration Tribunal in August 2002 which rendered a decision on the ONGC Carry in favour of the contractor parties (including Vedanta Limited (Cairn India Limited which subsequently merged with Vedanta Limited, accordingly now referred to as Vedanta Limited)) whereas four other issues were decided in favour of Government of India (GOI) in October 2004 (Partial Award).
The GOI then proceeded to challenge the ONGC Carry decision before the Malaysian courts, as Kuala Lumpur was the seat of the arbitration. The Federal Court of Malaysia upheld the Partial Award. As the Partial Award did not quantify the sums, therefore, contractor parties approached the same Arbitration Tribunal to pass a Final Award in the subject matter since it had retained the jurisdiction to do so. The Arbitral Tribunal was reconstituted and the Final Award was passed in October 2016 in Vedanta Limited’s favour. GOI’s challenge of the Final Award has been dismissed by the Malaysian High Court and the next appellate court in Malaysia, i.e., Malaysian Court of Appeal. GOI then filed an appeal at Federal Court of Malaysia. The matter was heard on February 28, 2019 and the Federal Court dismissed GOI’s leave to appeal. The Company has also filed for the enforcement of the Partial Award and Final Award before the Hon’ble Delhi High Court. Currently, the matter is being heard.
While the Group does not believe the GOI will be successful in its challenge, if the Arbitral Awards in above matters are reversed and such reversals are binding, the Company would be liable for approximately
₹
 4,691 million plus interest and
₹
 4,838 million ($ 64 million) plus interest as at March 31, 2021 and March 31, 2022 respectively.
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
Following the order of the nine judge bench, the regular bench of the Supreme Court heard the matters. The regular bench remanded the entry tax matters relating to the issue of discrimination against domestic goods bought from other States to the respective High Courts for final determination but retained the issue of jurisdiction for levy on imported goods, for determination by the regular bench of the Supreme Court. Following the order of the Supreme Court, the Group filed writ petitions in respective High Courts.
On October 9, 2017, the Supreme Court has held that states have the jurisdiction to levy entry tax on imported goods. With this Supreme Court judgement, imported goods will rank pari passu with domestic goods for the purpose of levy of Entry tax. Vedanta Limited and its subsidiaries have amended their appeals (writ petitions) in Odisha and Chhattisgarh to include imported goods as well.
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

F-1
0
3

During the current period, HZL has, under an Amnesty Scheme, settled the entry tax matter by making a payment of
₹
 1,342 million ($ 18 million) against total claims of
₹
 2,000 million ($ 26 million).
The total claims including
interest and

penalty against Vedanta Limited and its subsidiaries (net of provisions made) are
₹

9,110
 million and
₹

8,251
 million ($
109
 million) as at March 31, 2021 and March 31, 2022 respectively. Consequential interest after the date of order amounts to
₹
5,010
million and
₹
5,341
million ($
70
million) as at March 31, 2021 and March 31, 2022 respectively.
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
₹
 345 million ($ 5 million).
The State of Chhattisgarh moved a Special Leave Petition in the Honorable Supreme Court (the SC) and the SC whilst issuing notice has stayed the refund of the Cess already deposited and the Supreme Court has also directed the State of Chhattisgarh to raise the bills but no coercive action be taken for recovery of the same. Final argument in this matter started before the Supreme Court. In case the Supreme Court overturns the decision of the High Court, the Group would be liable to pay an additional amount of
₹
 9,304 million and
₹
 10,172 million ($ 135 million) as at March 31, 2021 and March 31, 2022 respectively. Accordingly, the total exposure on the Group was
₹
 9,650 million and
₹
 10,517 million ($ 139 million) as at March 31, 2021 and March 31, 2022 respectively.
BALCO: Electricity Duty
The Group operates a 1,200 MW power plant (“the Plant”) which commenced production in July 2015. Based on the Memorandum of Understanding signed between the Group and the Chhattisgarh State Government, the management believes that the Plant is covered under the Chhattisgarh Industrial policy
2004-09
which provides exemption of electricity duty for 15 years. In June, 2021, the Chief Electrical Inspectorate, Raipur (“CIE”) issued a demand notice for electricity duty and interest thereon of
₹
 8,880 million ($ 117 million) and
₹
 5,880 million ($ 78 million) respectively for the period March 2015 to March 2021.
The Group carries an accrual for electricity duty of
₹
 8,780 million and
₹
 8,170 million ($ 108 million) as at March 31, 2021 and March 31, 2022 respectively, net of
₹
Nil and
₹

2,260 million ($ 30 million) as at March 31, 2021 and March 31, 2022 respectively paid under protest. BALCO has requested the CIE to allow payment of the principal amount over a period of 5 years along with a waiver of interest demand. BALCO has received a reply from CIE that the matter will be discussed with appropriate authorities. As at March 31, 2022, no confirmation has been received on this matter and therefore an amount of
₹
 7,311 million ($ 99 million) relating to interest has been considered as a contingent liability.
Miscellaneous disputes- Income tax
The Group is involved in various tax disputes amounting to
₹
 19,442 million and
₹
 13,589 million ($ 179
million) as at March 31, 2021 and March 31, 2022, respectively, relating to income tax. It also includes similar matters where initial assessment is pending for subsequent periods and where the Group has made claims and assessments are in progress. These mainly relate to the disallowances of tax holidays and depreciation under the Income-tax Act, 1961 and interest thereon which are pending at various appellate levels. Penalties, if any, may be additional.
Based on detailed evaluations and supported by external legal advice, where necessary, the Group believes that it has strong merits and no material adverse impact on the results of operations, cash flows or the financial position of the Group is expected.
Miscellaneous disputes- Others
The Group is subject to various claims and exposures which arise in the ordinary course of its operations, from indirect tax authorities and others, pertaining to the assessable values of sales and purchases or incomplete documentation supporting the Company’s returns or other claims.
The approximate value of claims (excluding the items as set out separately above) against the Group companies total
₹
 47,820 million and
₹
 46,549 million ($ 614
million) as at March 31, 2021 and March 31, 2022, respectively.
Based on evaluations of the matters and legal advice obtained, the Group believes that it has strong merits and no material adverse impact on the results of operations, cash flows or financial position of the Group is expected. Accordingly, no provision is considered at this stage.
Except as described above, there are no pending litigations which the Group believes could reasonably be expected to have a material adverse effect on the results of operations, cash flows or the financial position of the Group.

F-1
0
4

34. Interest in Other entities

a)	Subsidiarie s
The Group’s subsidiaries as at March 31, 2022
are
as follows:

Subsidiaries	Principal activities	Country of Incorporation	Immediate holding company	The Company’s / Immediate holding Company’s percentage holding (in %) as at March 31, 2021	The Company’s / Immediate holding Company’s percentage holding (in %) as at March 31, 2022
Cairn Energy India Pty Limited 1	Exploration for and development and production of oil & gas	Australia	Cairn India Holdings Limited	—	—
Copper Mines of Tasmania Pty Limited (“CMT”)	Copper Mining	Australia	Monte Cello BV	100	100
Thalanga Copper Mines Pty Limited (“TCM”)	Copper Mining	Australia	Monte Cello BV	100	100
Bharat Aluminium Company Limited (“BALCO”)	Aluminium mining and smelting	India	Vedanta Limited	51	51
Desai Cement Company Private Limited a	Cement	India	Sesa Mining Corporation Limited	—	100
ESL Steel Limited	Manufacturing of Steel & DI Pipe	India	Vedanta Limited	95.49	95.49
Facor Reality and Infrastructure Limited b	Real estate	India	FACOR	100	100
FACOR Power Ltd 3	Power Generation	India	FACOR	90	90
Ferro Alloy Corporation Limited (FACOR) 3	Manufacturing of Ferro Alloys and Mining	India	Vedanta Limited	100	100
Goa Sea Port Private Limited 4	Infrastructure	India	Sterlite Ports Limited	100	100
Hindustan Zinc Alloys Private Limited c	Zinc Mining & Smelting	India	Hindustan Zinc Limited	—	64.92
Hindustan Zinc Limited (“HZL”)	Zinc Mining & Smelting	India	Vedanta Limited	64.92	64.92
MALCO Energy Limited (“MEL”)	Power Generation	India	Vedanta Limited	100	100
Maritime Ventures Private Limited 4	Infrastructure	India	Sterlite Ports Limited	100	100
Paradip Multi Cargo Berth Private Limited 4	Infrastructure	India	Vedanta Limited	100	100
Sesa Mining Corporation Limited 4	Iron ore mining	India	Sesa Resources Limited	100	100
Sesa Resources Limited (“SRL”)	Iron ore mining	India	Vedanta Limited	100	100
Sterlite Ports Limited 4	Infrastructure	India	Vedanta Limited	100	100
Talwandi Sabo Power Limited (“TSPL”)	Power Generation	India	Vedanta Limited	100	100
Vedanta Zinc Football & Sports Foundation j	Sports Foundation	India	Hindustan Zinc Limited	—	64.92
Vizag General Cargo Berth Private Limited	Infrastructure	India	Vedanta Limited	100	100
AvanStrate Inc. (‘ASI’)	Manufacturing of LCD Glass Substrate	Japan	Cairn India Holdings Limited	51.63	51.63
Cairn India Holdings Limited	Investment company	Jersey	Vedanta Limited	100	100
AvanStrate Korea Inc	Manufacturing of LCD Glass Substrate	Korea	Avanstrate (Japan) Inc.	100	100
Western Cluster Limited	Iron ore mining	Liberia	Bloom Fountain Limited	100	100
Bloom Fountain Limited	Investment Company	Mauritius	Vedanta Limited	100	100
CIG Mauritius Holdings Private Limited d	Investment Company	Mauritius	Cairn Energy Hydrocarbons Ltd.	100	100

F-1
0
5

Subsidiaries	Principal activities	Country of Incorporation	Immediate holding company	The Company’s / Immediate holding Company’s percentage holding (in %) as at March 31, 2021	The Company’s / Immediate holding Company’s percentage holding (in %) as at March 31, 2022

CIG Mauritius Private Limite d d	Investment Holding Company and to provide services and resources relevant to oil & gas exploration, production and development	Mauritius	CIG Mauritius Holding Private Ltd.	100	100
THL Zinc Ltd	Investment Company	Mauritius	THL Zinc Ventures Limited	100	100
THL Zinc Ventures Limited	Investment Company	Mauritius	Vedanta Limited	100	100
Amica Guesthouse (Proprietary) Limited	Accomodation and catering services	Nambia	Skorpion Zinc (Proprietary) Limited	100	100
Namzinc (Proprietary) Limited	Owns and operates a zinc refinery	Nambia	Skorpion Zinc (Proprietary) Limited	100	100
Skorpion Mining Company (Proprietary) Limited (‘NZ’)	Exploration, development,treatment, production and sale of zinc ore	Nambia	Skorpion Zinc (Proprietary) Limited	100	100
Skorpion Zinc (Proprietary) Limited (‘SZPL’)	Operating (zinc) and investing company	Nambia	THL Zinc Namibia Holdings (Proprietary) Ltd	100	100
THL Zinc Namibia Holdings (Proprietary) Limited (“VNHL”)	Mining and Exploration and Investment company	Nambia	THL Zinc Ltd	100	100
Killoran Lisheen Finance Limited e	Investment company	Republic of Ireland	Vedanta Lisheen Holdings Limited	100	100
Killoran Lisheen Mining Limited	Development of a zinc/lead mine	Republic of Ireland	Vedanta Lisheen Holdings Limited	100	100
Lisheen Milling Limited	Manufacturingh	Republic of Ireland	Vedanta Lisheen Holdings Limited	100	100
Lisheen Mine Partnership	Development and operation of a zinc/lead mine	Republic of Ireland	50% each held by Killoran Lisheen Mining Limited & Vedanta Lisheen Mining Limited	100	100
Vedanta Exploration Ireland Limited e	Exploration activities	Republic of Ireland	Vedanta Lisheen Holdings Limited	100	100
Vedanta Lisheen Mining Limited	Zinc and lead mining	Republic of Ireland	Vedanta Lisheen Holdings Limited	100	100
Cairn Energy Discovery Limited 1	Oil and gas exploration, development and production	Scotland	Cairn India Holdings Limited	—	—
Cairn Energy Gujarat Block 1 Limited	Oil and gas exploration, development and production	Scotland	Cairn India Holdings Limited	100	100
Cairn Energy Hydrocarbons Limited	Oil and gas exploration, development and production	Scotlandf	Cairn India Holdings Limited	100	100
Cairn Exploration (No. 2) Limited 1	Oil and gas exploration, development and production	Scotland	Cairn India Holdings Limited	—	—
Black Mountain Mining (Proprietary) Limited	Exploration, development, production and sale of zinc, lead, copper and associated mineral concentrates	South Africa	THL Zinc Ltd	74	74

F-1
0
6

Subsidiaries	Principal activities	Country of Incorporation	Immediate holding company	The Company’s / Immediate holding Company’s percentage holding (in %) as at March 31, 2021	The Company’s / Immediate holding Company’s percentage holding (in %) as at March 31, 2022

Cairn South Africa Pty Limited g	Oil and gas exploration, development and production	South Africa	Cairn Energy Hydrocarbons Ltd.	100	—
Cairn Lanka Private Limited	Oil and gas exploration, development and production	Sri Lanka	CIG Mauritius Private Ltd.	100	100
AvanStrate Taiwan Inc	Manufacturing of LCD Glass Substrate	Taiwan	Avanstrate (Japan) Inc.	100	100
Lakomasko BV	Investment company	The Netherlands	THL Zinc Holding BV	100	100
Monte Cello BV (“MCBV”)	Holding company	The Netherlands	Vedanta Limited	100	100
THL Zinc Holding BV	Investment company	The Netherlands	Vedanta Limited	100	100
Vedanta Lisheen Holdings Limited	Investment company	The Netherlands	THL Zinc Holding BV	100	100
Fujairah Gold FZC	Manufacturing of Copper Rod and Refining of Precious Metals (Gold & Silver)	United Arab Emirates	Malco Energy Limited	100	100
Sterlite (USA) Inc. i	Investment company	United States of America	Vedanta Limited	100	—
(a)	Acquired on November 15, 2021
(b)	Passed a resolution for dissolving on March 8, 2022
(c)	Incorporated on November 17, 2021
(d)	Under Liquidation
(e)	Dissolved on June 9 , 2021
(f)	Principal place of business is in India
(g)	Cairn South Africa Pty Limited has been deregistered w.e.f. April 6, 2021 .
(h)	Activity of the company ceased in February 2016
(i)	Liquidated on December 20, 2021
(j)	Incorporated on December 21, 2021
1.	Cairn Exploration (No. 2) Limited and Cairn Energy Discovery Limited have been dissolved w.e.f. September 22, 2020. Cairn Energy India (Pty) Ltd. was deregistered on August 26, 2020.
2.	The Group also has interest in certain trusts which are neither significant nor material to the Group.
3.	The Group has filed an application at NCLT Cuttack on September 16, 2021 for the merger of Ferro Alloy Corporation Limited (“FACOR”) and FACOR Power Limited.
4.
The Group has filed an application at Mumbai NCLT on September 25, 2021 and at Chennai NCLT on September 29, 2021 for the merger of Maritime Ventures Private Limited, Sterlite Ports Limited, Paradip Multi Cargo Berth Private Limited, Goa Sea Port Private Limited with Sesa Mining Corporation Limited.

F-1
0
7

b) Joint Operations
The Group participates in several unincorporated joint operations which involve the joint control of assets used in oil and gas exploration and producing activities which are as follows:

		Participating Interest (%)
Operating Blocks	Area	As at March 31, 2021	As at March 31, 2022
India:
Ravva block – Exploration and production	Krishna Godavari	22.50	22.50
CB-OS/2 – Exploration	Cambay Offshore	60	60
CB-OS/2 – Development & production	Cambay Offshore	40	40
RJ-ON-90/1 – Exploration	Rajasthan Onshore	100	100
RJ-ON-90/1 – Development & production	Rajasthan Onshore	70	70
KG-OSN-2009/3 – Exploration	Krishna Godavari Offshore	100	100
Non-Operating Blocks
India:
KG-ONN-2003/1	Krishna Godavari Onshore	49	49

F-108

35. Related party transactions
List of related parties and relationships –

A)	Entities Controlling the Company (Holding Companies)

•	Volcan Investments Limited (‘Volcan’)

•	Volcan Investments Cyprus Limited
Intermediate Holding Companies

•	Vedanta Resources Limited (VRL)

•	Vedanta Resources Holdings Limited (a)

•	Twin Star Holdings Limited (a)

•	Finsider International Company Limited (a)

•	Westglobe Limited (a)

•	Welter Trading Limited (a)

•	Richter Holdings Limited (a)

•	Vedanta Resources Finance Limited (a)

•	Vedanta Resources Cyprus Limited (a)

•	Vedanta Holdings Mauritius II Limited ( a )

•	Vedanta Holdings Jersey Limited (a)

•	Vedanta Holdings Mauritius Limited (a)

•	Vedanta UK Investments Limited (a)

•	Vedanta Netherlands Investments BV (a)

B)	Fellow subsidiaries (with whom transactions have taken place)

•	Sterlite Technologies Limited

•	Sterlite Power Transmission Limited

•	Sterlite Iron and Steel Company Limited

•	Sterlite Power Grid Ventures Limited

•	Twin Star Technologies Limited

C)	Post Retirement Benefit Plan

•	Balco Employees Provident Fund Trust

•	Hindustan Zinc Ltd Employees Contributory Provident Fund Trust

•	Sesa Group Employees Provident Fund

•	Sesa Mining Corporation Limited Employees Provident Fund Trust

•	Sesa Resources Limited Employees Provident Fund Trust

•	HZL Employee Group Gratuity Trust

•	Sesa Group Employees Gratuity Fund and Sesa Group Executives Gratuity Fund

•	Sesa Resources Limited Employees Gratuity Fund

•	Sesa Mining Corporation Limited Employees Gratuity Fund

•	HZL Superannuation Trust

•	Sesa Group Executives Superannuation scheme Fund

•	Sesa Resources Limited and Sesa Mining Corporation Limited Employees Superannuation Fund

•	FACOR Superannuation Trust (b)

•	FACOR Employees Gratuity Scheme (b)

F-1
0
9

D)	Associates and Joint Ventures (with whom transactions have taken place)

•	RoshSkor Township (Pty) Ltd

•	Goa Maritime Private Limited

•	Gaurav Overseas Private Limited

E)	Other Related Parties (with whom transactions have taken place)
Enterprises over which key management personnel/their relatives have control or significant influence

•	Vedanta Medical Research Foundation

•	Vedanta Foundation

•	Cairn Foundation

•	Sesa Community Development Foundation

•	Janhit Electoral Trust

•	Fujairah Gold Ghana

•	Runaya Refining LLP

•	Minova Runaya Private Limited

•	Fujairah Metals LLC

•	Caitlyn India Private Limited

(a)	These entities are subsidiary companies of VRL and VRL through its subsidiaries holds 69.68% in Vedanta Limited.

(b)	Acquired during the year ended March 31, 2021.
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

F-11
0

A summary of significant related party transactions for the year ended March 31, 2020, March 31, 2021 and March 31, 2022 are noted below:

		For the Year ended March 31, 2020
		Entities controlling the company/ Fellow Subsidiaries	Associates/ Joint Ventures	Others	Total
		( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)

	Income:

(i)	Sales	8,554	—	22	8,576
(ii)	Other Income
a)	Interest income /guarantee commission (Refer Note 35(c))	423	—	—	423
b)	Outsourcing Service Income	30	—	—	30
c)	Dividend Income	17	—	39	56
	Expenditure and other transactions:
(i)	Purchases of goods/services	581	—	67	648
(ii)	Long Term Incentive Plan (Recovery)	(4)	—	(2)	(6)
(iii)	Management and brand fees expenses	5,257	—	—	5,257
(iv)	Reimbursement of other expenses (net of recovery)	479	—	1	480
(v)	Corporate Social Responsibility Expenditure / donation	—	—	1,110	1,110
(vi)	Contribution to Post retirement employee benefit trust	—	—	1,117	1,117
(vii)	Remuneration to relative of Key Management Personnel (“KMP”)	—	—	169	169
(viii)	Commission/Sitting Fees
	-To Independent directors	—	—	42	42
	-To KMP	—	—	40	40
	-To relatives of KMP	—	—	3	3
(ix)	Dividend paid.
	-To Holding companies	7,267	—	—	7,267
	-To KMP	—	—	0	0
	-To relatives of KMP	—	—	1	1
	Transactions during the year:
(i)	Loans given / (repaid)	0	(3)	—	(3)
(ii)	Financial guarantee given	—	—	2	2
(iii)	Financial guarantee relinquished	—	—	255	255
(iv)	Investment made/(redeemed) (Refer Note 35 (f))	(44,847)	—	—	(44,847)

		For the Year ended March 31, 2021
		Entities controlling the company/ Fellow Subsidiaries	Associates/ Joint Ventures	Others	Total
		( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)

	Income:

(i)	Sales	7,357	—	37	7,394
(ii)	Other Income
a)	Interest income /guarantee commission (Refer Note 35 (b))	6,697	—	—	6,697
b)	Outsourcing Service Income	36	—	—	36
c)	Dividend Income	17	—	—	17
	Expenditure and other transactions:
(i)	Purchases of goods/services	760	—	546	1,306
(ii)	Long Term Incentive Plan (Recovery)	—	—	—	—
(iii)	Management and brand fees expenses (Refer Note 35 (e))	9,855	—	—	9,855
(iv)	Reimbursement of other expenses (net of recovery)	904	—	(1)	903
(v)	Corporate Social Responsibility Expenditure / donation	—	—	629	629
(vi)	Contribution to Post retirement employee benefit trust	—	—	585	585
(vii)	Remuneration to relative of KMP	—	—	127	127
(viii)	Commission/Sitting Fees
	-To Independent directors	—	—	35	35
	-To KMP	—	—	15	15
	-To relatives of KMP	—	—	3	3
(ix)	Dividend paid.
	-To Holding companies	17,703	—	—	17,703
	-To KMP	—	—	0	0
	-To relatives of KMP	—	—	2	2
(x)	Guarantee Commission Expense. (Refer Note 35 (a))	1,332	—	—	1,332
	Transactions during the year:
(i)	Loans given (Net of repayment of ₹ 11,170 million) ($ 153 million) (Refer Note 35 (b))	71,654	—	—	71,654
(ii)	Financial guarantee given	31,468	—	—	31,468
(iii)	Financial guarantee relinquished	31,458	—	115	31,573

F-1
1
1

		As at March 31, 2021
		Entities controlling the company/ Fellow Subsidiaries	Associates/ Joint Ventures	Others	Total
		( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)
	Balances as at year end:
(i)	Trade Receivables	466	—	—	466
(ii)	Loans (Refer Note 35 (b), 35(g))	70,663	49	—	70,712
(iii)	Receivable from (Including brand fee prepaid) (Refer Note 35 (a, e, f))	9,271	10	23	9,304
(iv)	Trade Payables	973	—	215	1,188
(v)	Payable to (Including brand fee payable) (Refer N ote 35(e))	2,078	—	866	2,943
(vi)	Guarantees outstanding given	10	—	47	57
(vii)	Banking Limits assigned/utilised/renewed to/for group companies (Refer Note 35 (d))	1,150	—	—	1,150
(viii)	Remuneration, Commission and consultancy fees payable to KMP and their relatives	—	—	61	61

		For the Year ended March 31, 2022
		Entities controlling the company/ Fellow Subsidiaries	Associates/ Joint Ventures	Others	Total	Total
		( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)	(US dollars in million)
	Income:
(i)	Sales	13,947	—	590	14,537	192
(ii)	Other Income
a)	Interest income /guarantee commission (Refer Note 35 (b))	7,210	—	—	7,210	95
b)	Outsourcing Service Income	36	—	—	36	0
c)	Dividend income	15	—	—	15	0
d)	Miscellaneous income	—	—	11	11	0
	Expenditure and other transactions:
(i)	Purchases of goods/services	746	—	1,647	2,393	32
(ii)	Long Term Incentive Plan (Recovery)	—	—	—	—	—
(iii)	Management and brand fees expenses (Refer Note 35 (e))	16,168	—	—	16,168	213
(iv)	Reimbursement of other expenses (net of recovery)	133	—	1	134	2
(v)	Corporate Social Responsibility Expenditure / donation	—	—	451	451	6
(vi)	Contribution to post retirement employee benefit trust	—	—	1,135	1,135	15
(vii)	Remuneration to relative of KMP	—	—	228	228	3
(viii)	Commission/Sitting Fees
	-To Independent directors	—	—	44	44	1
	-To KMP	—	—	16	16	0
	-To relatives of KMP	—	—	3	3	0
(ix)	Dividend paid.
	-To Holding companies	113,460	—	—	113,460	1,495
	-To KMP	—	—	1	1	0
	-To relatives of KMP	—	—	9	9	0
(x)	Interest and guarantee commission expense. (Refer Note 35 (a))	1,470	—	—	1,470	19
	Transactions during the year:
(i)	Loans given / (repayment thereof) (Refer Note 35 (b))	(16,227)	—	—	(16,227)	(214)
(ii)	Financial guarantee relinquished	10	—	43	53	1
(iii)	Investment purchased/(redeemed) during the year	—	1	—	1	0
(iv)	Loan taken / (repayment thereof)	(3)	—	—	(3)	(0)

F-11
2

		As at March 31, 2022
		Entities controlling the company/ Fellow Subsidiaries	Associates/ Joint Ventures	Others	Total	Total
		( ₹ in million)	( ₹ in million)	( ₹ in million)	( ₹ in million)	(US dollars in million)
	Balances as at year end:
(i)	Trade Receivables	128	—	47	175	2
(ii)	Loans (Refer Note 35 (b), 35(g))	54,571	52	—	54,623	720
(iii)	Receivable from (Including brand fee prepaid) (Refer Note 35 (a, e, f))	2,943	99	23	3,065	40
(iv)	Trade Payables	670	—	307	977	13
(v)	Payable to (Including brand fee payable) (Refer N ote 35(e))	1,678	—	381	2,059	27
(vi)	Guarantees outstanding given	—	—	4	4	0
(vii)	Banking Limits assigned/utilised/renewed to/for group companies (Refer Note 35 (d))	1,150	—	—	1,150	15
(viii)	Sitting fee, Remuneration, Commission and consultancy fees payable to KMP and their relatives-	—	—	81	81	1

Remuneration of key management personnel
The remuneration of the key management personnel of the Group are set out below in aggregate for each of the categories specified in IAS 24
(Related party disclosures)
.

	Year ended March 31,
	2020		2021	2022	2022
	( ₹ in million)		( ₹ in million)	( ₹ in million)	(US dollars in million)
Short term employee benefits	396	*	277	340	5
Post-employment benefits**	79		10	10	0
Share based payments	12		2	10	0

Total	487		289	360	5

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
During the year ended March 31, 2021, the Board of Directors of the Company approved a consideration to be paid for this guarantee at an annual charge of 1.2% of net exploration and development spend, subject to a minimum annual fee of
₹
 379 million ($ 5 million), applicable from April 2020 onwards to be paid in ratio of participating interests held equally by the Company and its step-down subsidiary,
CEHL.
Similarly, VRL has also provided financial and performance guarantee to the Government of India for the Company’s obligations under the Revenue Sharing Contract (‘RSC’) in respect of 51 Blocks awarded under the Open Acreage Licensing Policy (“OALP”) by the Government of India. During the year ended March 31, 2021, the Board of Directors of the Company approved a consideration to be paid for this guarantee consisting of one-time
charge of
₹
 1,897 million ($ 25 million), i.e., 2.5% of the total estimated cost of initial exploration phase of approximately

₹
 75,870 million ($ 1 billion) and an annual charge of 1% of spend, subject to a minimum fee of
₹
 759 million ($ 10 million) and maximum fee of
₹
 1,517 million ($ 20 million) per annum.
Accordingly, the Group has recorded a guarantee commission expense of
₹
 Nil,
₹
 1,332 million and
₹
 1,470 million ($ 19 million) for the year ended March 31, 2020, March 31, 2021 and March 31, 2022 respectively and
₹
 1,610 million and
₹
 1,260 million ($ 17 million) is outstanding as a
pre-payment
at March 31, 2021 and March 31, 2022 respectively.

3

b)
During the year ended March 31, 2021, as part of its cash management activities, the Company through its overseas subsidiaries extended certain loans and guarantee facilities, for a period up to 12 months, to Vedanta Resources Limited (“VRL”) and its subsidiaries (collectively “the VRL group”). Further, certain terms of the facilities were modified which resulted in substantial modification of the instruments. The guarantee was also extinguished.
Thereafter, in March 2021, since the credit default swap rates had stabilized, the Group revised the interest rate to 9.6% using a level 2 valuation approach by applying the prevailing US Dollar treasury rates and the company specific credit default swaps. The Group also benchmarked the said rate to the coupon rate on bonds issued to non-related
third parties by the VRL group during the same period. As per the accounting requirements of IFRS 9 with respect to modification of loans, the net excess of loan amount over the present value of the modified contractual cash flows discounted at the original effective interest rate aggregating to
₹
 5,361 million ($ 73 million) is reflected in the statements of changes in equity and cash flow as a transaction with the shareholder.
During the year ended March 31, 2022, the VRL group has repaid
₹
 16,227 million ($ 214 million) of the aforesaid loans along with interest thereon. Furthermore during the period, the overseas subsidiaries of the Company, entered into a novation agreements with Twin Star Holdings Limited (“TSH”) to novate
₹
 22,761 million ($ 300 million) due for repayment in June 2022 to another subsidiary of VRL which is guaranteed by VRL, at a higher interest rate of 10.1% mainly reflecting the impact of novation. The transaction did not have any material impact on the financial results for the current period.
As of March 31, 2021 and March 31, 2022, loans having contractual value of
₹
 70,653 million and
₹
 56,827 million ($ 749 million) were outstanding
,
respectively.
c)
Cairn India Holdings Limited held bonds issued by Vedanta Resources Limited, the carrying value of which at April
1,
2020 was
₹
 2,110 million
($

31
million), which have maturities ranging from
June 2021
to
May 2023
at coupon ranging from
7.13
% to
8.25
% p.a. During the previous year, investments have been disposed off in open market for a consideration of
₹

2,117
 million ($
29
 million).
d)
Bank guarantee given by Vedanta Limited on behalf of Volcan Investments Limited in favour of Income Tax department, India as collateral in respect of certain tax disputes of Volcan Investments Limited.
e)
In 2017, the Group had executed a three-year brand license agreement (“the Agreement”) with Vedanta Resources Ltd (‘VRL’) for the use of brand ‘Vedanta’ which envisaged payment of brand fee to VRL at 0.75% of turnover of the Company. Later, certain subsidiaries of the Company executed similar agreements with VRL to pay brand fee ranging between 0.75%—1.50 % of their respective turnover. During the previous year, the Agreement with the Company and some of its subsidiaries was renewed and certain additional services were also agreed to be provided by VRL. Based on updated benchmarking analysis conducted by independent experts, the brand and strategic service fee was re-negotiated
at 2% of the turnover, while for the remaining subsidiaries the previous rates remain unchanged. Accordingly, the Group has recorded an expense of
₹
 3,130 million,
₹
 9,390 million and
₹
 15,530 ($ 205
million) for the years ended March 31, 2020, March 31, 2021 and March 31, 2022, respectively. During the current year, the agreement was renewed to extend for further period of fifteen years. The Group pays such fee in advance, at the start of the year based on estimated annual turnover.
f)
During the financial year ended March 31, 2019, as part of its cash management activities, CIHL purchased an economic interest in a structured investment for the equity shares of Anglo American Plc (“AA Plc”), a company listed on the London Stock Exchange, from Volcan for a total consideration of
₹
 38,124 million (GBP 428 million, USD 541 million) determined based on an independent third-party valuation. In July 2019, the transaction was unwound and the investments were redeemed for a total consideration of
₹
 44,847 million (GBP 519 million, USD 639 million), representing the actual price Volcan realised from selling the shares of AA Plc. CIHL was informed that the said realization was net of applicable transaction costs of
₹
 926 million (GBP 10 million, USD 12 million), which in January 2021, CIHL agreed to bear. Accordingly, this amount has been recorded in the consolidated statements of profit or loss in the previous year.

g)
Loan balances outstanding from Sterlite Iron and Steel Company Limited of
₹

49

million and
₹

49

million and Twin Star Holding Limited
of
₹

 million and
₹
 730 million as at March 31, 2020 and March 31, 2021
,
respectively, including accrued interest of
₹

200
 million has been provided for during the year ended March 31, 2021.
h)
During March 2022, the Company and its subsidiary BALCO have executed Power Delivery Agreement (‘PDA’) with Serentica Renewables India 3 Private Limited (“Serentica 3”) and Serentica Renewables India 1 Private Limited (‘Serentica 1’), which are fellow subsidiaries created by Volcan Investments Limited for building renewable energy power projects (“the Projects”) of approximately 180 MW and 200 MW respectively, on a group captive basis. Under the terms of the PDA, the Company and BALCO are expected to infuse equity of approximately
₹
 2,300 million
($
 30 million) and
₹
2,500 million ($ 33
million) for 26% stake in Serentica 3 and Serentica 1, respectively, for procuring renewable power over twenty five years from date of commissioning of the
Projects. Subsequent to balance sheet date
₹
 1,440 million ($ 19 million) has been paid. No significant project-related activities have been carried out subsequent to signing of the PDA.

F-1
1
4

36. Subsequent Events

a)
Subsequent to the balance sheet date, the Company acquired controlling stake in Athena Chhattisgarh Power Limited (“ACPL”) under the liquidation proceeding of the Insolvency and Bankruptcy Code 2016 for a consideration of

₹
 5,647 million ($ 74 million).
ACPL is building a
 1200M
W (2 Units*600MW) coal-based power plant located at Jhanjgir Champa district, Chhattisgarh. The plant is expected to fulfill the power requirement for the Company’s aluminum business.

b)
Subsequent to the balance sheet date, in oil and gas business, the GoI, vide its notification no. 05/2022 dated June 30, 2022 has levied Special Additional Excise Duty (SAED) of

₹
 23,250 per tonne (approximately equivalent to $ 40
per barrel) on crude oil with effect from July 1, 2022, which has been revised to
₹
 17,000 per tonne (approximately equivalent to $ 30
per barrel) with effect from July 20, 2022. The SAED rate is expected to be revised every fortnight. This is in the nature of cess on windfall gain triggered by increase in crude oil prices over last few months. The Company is also engaging with the Government on this levy, within the framework of contractual agreements of PSC and RSC executed with the GoI.

The Company has performed sensitivity analysis to assess the impact of the above SAED on the fair value of assets in the oil and gas business which is determined basis the consensus of analyst recommendations of long term prices, discount rates, production quantity etc. Based on the results of such analysis, management believes that no adjustment to the carrying value of asset is required at this stage.
There are no other material adjusting or
non-adjusting
subsequent events, except as already disclosed in these financial statements.
37. Other matters
(a) i. Call option — HZL
Pursuant to the Government of India’s policy of disinvestment, the Group in April 2002 acquired 26% equity interest in HZL from the Government of India. Under the terms of the Shareholder’s Agreement (‘SHA’), the Group had two call options to purchase all of the Government of India’s shares in HZL at fair market value. The Group exercised the first call option on August 29, 2003 and acquired an additional 18.9% of HZL’s issued share capital. The Group also acquired an additional 20% of the equity capital in HZL through an open offer, increasing its shareholding to 64.9%. The second call option provides the Group the right to acquire the Government of India’s remaining 29.5% share in HZL. This call option was subject to the right of the Government of India to sell 3.5%
of HZL shares to HZL employees. The Group exercised the second call option on July 21, 2009. The Government of India disputed the validity of the call option and refused to act upon the second call option. Consequently, the Group invoked arbitration which is in the early stages. The next date of hearing is to be notified. The Government of India without prejudice to the position on the Put / Call option issue has received approval from the Cabinet for divestment and the Government is looking to divest through the auction route. Meanwhile, the Supreme Court had, in January 2016, directed status quo pertaining to disinvestment of Government of India’s residual shareholding in a public interest petition filed. On August 13, 2020, the Supreme Court passed an order partially removing the status quo order in place and has allowed the arbitration proceedings to continue via its order passed on November 18, 2021. The Supreme Court of India allowed the GoI’s proposal to divest its entire stake in HZL in the open market in accordance with the rules and regulations of SEBI and also directed the Central Bureau of Investigation to register a regular case in relation to the process followed for the disinvestment of HZL in the year 2002 by the GoI. A review petition has been filed by the GoI against this direction by the Supreme Court. In line with said order, the Group has withdrawn its arbitration proceedings.
ii. Call option — BALCO
Pursuant to the Government of India’s policy of divestment, the Group in March 2001 acquired 51% equity interest in
BALCO from the Government of India. Under the terms of the Shareholder’s Agreement (‘SHA’), the Group had a call option to purchase the Government of India’s remaining ownership interest in BALCO at any point from March 2, 2004. The Group exercised this option on March 19, 2004. However, the Government of India contested the valuation and validity of the option and contended that the clauses of the SHA violate the erstwhile Companies Act, 1956 by restricting the rights of the Government of India to transfer its shares and that as a result such provisions of the SHA were null and void. In the arbitration filed by the Group, the arbitral tribunal by a majority award rejected the claims of the Group on the ground that the clauses relating to the call option, the right of first refusal, the “tag along” rights and the restriction on the transfer of shares violate the erstwhile Companies Act, 1956 and are not enforceable.
The Group has challenged the validity of the majority award before the Hon’ble High Court at Delhi and sought for setting aside the arbitration award to the extent that it holds these clauses ineffective and inoperative. The Government of India also filed an application before the High Court to partially set aside the arbitral award in respect of certain matters involving valuation. The matter is to be heard by the Delhi High Court in due course. Meanwhile, the Government of India without prejudice to its position on the Put / Call option issue has received approval from the Cabinet for divestment and the Government is looking to divest through the auction route.
On January 9, 2012, the Group offered to acquire the Government of India’s interests in HZL and BALCO for $ 2,071 and $ 238 respectively. This offer was separate from the contested exercise of the call options, and Group proposed to withdraw the ongoing litigations in relation to the contested exercise of the options should the offer be accepted. To date, the offer has not been accepted by the Government of India and therefore, there is no certainty that the acquisition will proceed.

F-1
1
5

In view of the lack of resolution on the options, the
non-response
to the exercise and valuation request from the Government of India, the resultant uncertainty surrounding the potential transaction and the valuation of the consideration payable, the Group considers the strike price of the options to be at the fair value, which is effectively nil, and hence the call options have not been recognised in the financial statements.
(b) The Scheme of Amalgamation and Arrangement amongst Sterlite Energy Limited (‘SEL’), Sterlite Industries (India) Limited (‘Sterlite’), Vedanta Aluminium Limited (‘VAL’), Ekaterina Limited (‘Ekaterina’), Madras Aluminium Company Limited (‘Malco’) and the Group (the “Scheme”) had been sanctioned by the Honorable High Court of Madras and the Honorable High Court of Judicature of Bombay at Goa and was given effect to in the year ended March 31, 2014.
Subsequently the above orders of the Honorable High Court of Bombay and Madras have been challenged by Commissioner of Income Tax, Goa and Ministry of Corporate Affairs through a Special Leave Petition before the Honorable Supreme Court and also by a creditor and a shareholder of the Group. The said petitions are currently pending for hearing.
(c) The Group purchases bauxite under long term linkage arrangement with Orissa Mining Corporation Ltd (hereafter referred as OMC) at provisional prices of
₹
 1,000/MT from October 2020 onwards (based on interim order dated October 8, 2020 and on April 6, 2022 of the Hon’ble high court of Odisha), which is subject to final outcome of the writ petition filed by the Group.
The last successful
e-auction
based price discovery was done by OMC in April 2019 at
₹
 673/MT and supplied bauxite at this rate from
September
 2019 to
September
 2020 against an undertaking furnished by the Group to compensate any differential price discovered through future successful national
e-auctions.
Though the OMC conducted the next
e-auction
on August 31, 2020 with floor price of
₹
 1,707/MT determined on the basis of Rule 45 of Minerals (Other than Atomic and Hydro Carbons Energy Minerals) Concession Rules, 2016 (hereafter referred as the Rules), no bidder at that floor price participated and hence, the auction was not successful. However, OMC raised demand of
₹
 2,810 million ($ 37 million) on the Group towards differential pricing and interest for bauxite supplied till September 2020 considering the auction base price of
₹
 1,707/MT.
The Group had then filed a writ petition before Hon’ble High Court of Odisha in September 2020, which issued an interim
o
rder dated October 8, 2020 directing that the petitioner shall be permitted to lift the quantity of bauxite mutually agreed on payment of
₹
 1,000/MT and furnishing an undertaking for the differential amount, subject to final outcome of the writ petition.
OMC
re-conducted
 the
e-auction
on March 9, 2021 with floor price of
₹
 2,011/MT, which was again not successful. On March 18, 2021, Cuttack High Court issued an order disposing off the writ petition, directing that the current arrangement of bauxite price at
 ₹
 1000/
M
T will continue for the FY
2021-22.
Further, on April 6, 2022, the honorable Cuttack
High Court
directed that the current arrangement will
also
continue for the FY 2022-23.
Supported by legal opinions obtained, management believes that the provisions of Rule 45 are not applicable to commercial sale of bauxite ore and hence, it is not probable that the Group will have any financial obligation towards the aforesaid commitments over and above the price of
₹
 673/MT discovered vide last successful
e-auction.
However, as an abundant precaution, the Group has recognized purchase of Bauxite from September 2019 onwards at the aforesaid rate of
₹
 1,000/MT.
(d) The Department of Mines and Geology (DMG) of the State of Rajasthan initiated the royalty assessment process from Jan uar
y
 2008 to 2019 and issued a show cause notice vide an office order dated January 31, 2020 amounting to
₹
 19,250 million
. Further
 an additional demand was issued vide an office order dated December 14, 2020 for
₹
 3,110 million ($ 42
million). The Group has challenged the show cause notice and computation mechanism of the royalty itself, and the High Court has granted a stay on the notice and directed DMG not to take any coercive action. State Government has also been directed to not take any coercive action in order to recover such miscomputed dues. The Group has filed a revision application for these demands and the Revenue Authority has granted stay on any recovery related to demand of
₹
19,250 million.

F-1
1
6

(e)
Flue-gas
desulfurization (FGD) implementation:
Ministry of Environment, Forest and Climate Change (MoEFCC) has revised emission norms for coal-based power plants in India. Accordingly, both captive and independent coal-based power plants in India are required to comply with these revised norms for reduction of sulphur oxide (SOx) emissions for which the current plant infrastructure is to be modified or new equipment have to be installed. Timelines for compliance to the revised norm for various plants in the Group range from December 2023 to December 2024. Different power plants are at different stages of the implementation process.
Ministry of Power issued notification dated July 2, 2020 to restrict imports from China. A chinese vendor has communicated their inability to execute the FGD project quoting aforementioned notification and prevailing COVID situation in India. TSPL is proceeding with further steps for retendering the FGD project.
TSPL filed a petition before the Punjab State Electricity Regulatory Commission (PSERC) for approval of MoEFCC notification as change in law in terms of Article 13 of PPA on June 30, 2017 enabling it to recover certain costs. PSERC vide its order dated December 21, 2018 has held that MoEFCC notification is not a change in law as it does not impose any new requirements. TSPL had filed an appeal before Hon’ble Appellate Tribunal for Electricity (APTEL) challenging the said order of PSERC. APTEL has pronounced the order August 28, 2020 in favour of TSPL allowing the cost pass through.
PSPCL has filed an appeal against this order in Supreme Court. The matter was listed on February 03, 2022 wherein the SC issued notice and directed the respondents to file their respective counter affidavits in the matters. The matter is yet to be heard.
(f) In December 2021,
MoEFCC
has notified guidelines for thermal power plants for disposal of fly ash and bottom ash produced during power generation process. Effective April

1, 2022, the notification has introduced a three-year cycle to achieve average ash utilisation of 100 per cent. The first three-year cycle is extendable by another one year or two years where ash utilisation percentage is in the range of 60-80 per cent or less than 60 per cent, respectively. Further, unutilised accumulated ash, i.e., legacy fly ash stored with such power plants prior to the date of this notification is required to be utilized fully over a ten year period with minimum twenty percent, thirty percent and fifty percent utilisation of annual ash generation in year 1, year 2 and years 3-10 respectively. Such provisions are not applicable where ash pond or dyke has stabilised and the reclamation has taken place with greenbelt or plantation. The Group has performed detailed evaluations for its obligations under this notification and has recorded
₹
 2,877 million ($

38
million) as provision for the year ended March 31, 2022, towards estimated costs of legacy fly ash utilization including reclamation costs.

F-1
1
7

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

In accordance with Codification Topic 932 - Extractive Activities - Oil and gas, this section provides supplemental information on oil and gas exploration and producing activities of the Company for the years ended March 31, 2020, 2021 and 2022. The information included in items (i) through (iii)
provides historical cost information pertaining to costs incurred in exploration, property acquisition and development, capitalized costs and results of operations. The information included in items (iv) and (v) present information on our estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to proved reserves, and changes in estimated discounted future net cash flows. Activities not directly associated with oil and gas producing activities are excluded from all aspects of this supplemental information.
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

F-1
1
8

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

Capitalized costs relating to oil and gas producing activities
The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and asset retirement obligation assets:

	India	Sri Lanka	South Africa
	( ₹ in millions)	( ₹ in millions)	( ₹ in millions)
March 31, 2022
Unproved oil and gas properties	43,705	59,571	2,751
Proved oil and gas properties	1,554,729	—	—
Support equipment	6,740	—	5

Gross Capitalized costs	1,605,174	59,571	2,756
Accumulated depreciation, depletion, and amortization, and valuation allowances (including impairment loss)	(1,461,830)	(59,571)	(2,756)

Net Capitalized costs	143,344	—	—

March 31, 2021
Unproved oil and gas properties	37,333	57,766	2,668
Proved oil and gas properties	1,521,179	—	—
Support equipment	6,657

Gross Capitalized costs	1,565,169	57,766	2,668
Accumulated depreciation, depletion, and amortization, and valuation allowances (including impairment loss)	(1,456,963)	(57,766)	(2,673)

Net Capitalized costs	108,206	—	(5)

March 31, 2020
Unproved oil and gas properties	33,033	58,959	2,728
Proved oil and gas properties	1,542,710	—	—
Support equipment	6,553	—	—

Gross Capitalized costs	1,582,296	58,959	2,728
Accumulated depreciation, depletion, and amortization, and valuation allowances (including impairment loss)	(1,465,495)	(58,959)	(2,728)

Net Capitalized costs	116,801	—	—

F-1
19

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(i)	Costs incurred in oil and gas property acquisition, exploration and development activities
Costs incurred are summarized below and include both amounts expensed and capitalized:

	India	Sri Lanka	South Africa
	( ₹ in millions)	( ₹ in millions)	( ₹ in millions)
March 31, 2022
Acquisition of properties
Proved
Unproved
Exploration costs	(13,600)	6	—
Development costs	8,195	—	—

Total	(5,405)	6	—

March 31, 2021
Acquisition of properties
Proved
Unproved
Exploration costs	6,168	4	1
Development costs	8,640	—	—

Total	14,808	4	1

March 31, 2020
Acquisition of properties
Proved
Unproved
Exploration costs	3,061	5	9
Development costs	41,677	—	—

Total	44,738	5	9

* Figures in brackets ( ) represents reversal/ transfers between exploration and development costs.

(ii)	Results of operations for oil and gas producing activities
The Company’s results of operations from oil and gas producing activities for the years ended March 31, 2022, 2021 and 2020 are shown in the following table.
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

F-1
2
0

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

	India	Sri Lanka	South Africa
	( ₹ in millions)	( ₹ in millions)	( ₹ in millions)
Year ended March 31, 2022
Revenues
Sales	124,301	—	—
Transfers	—	—	—
Operating Income	233	—	—

Total	124,534	—	—

Production costs	(59,565)	—	—
Exploration (expenses)/ reversal	(26,180)	(1)	—
Depreciation, depletion and amortization and valuation provisions	39,858	—	—
(including impairment loss/reversal)			—

Results before income tax expenses	78,647	(1)	—
Income tax expenses	(34,741)	—	—

Results of operations from producing activities (excluding corporate overhead and interest costs)	43,906	(1)	—

Year ended March 31, 2021
Revenues
Sales	75,308	—	—
Transfers	—	—	—
Operating Income	342	—	—

Total	75,650	—	—

Production costs	(39,582)	—	—
Exploration (expenses)/ reversal	(69)	(1)	—
Depreciation, depletion and amortization and valuation provisions			—
(including impairment loss/reversal)	(21,235)	—	—

Results before income tax expenses	14,764	(1)	—
Income tax expenses	(3,031)	—	—

Results of operations from producing activities (excluding corporate overhead and interest costs)	11,733	(1)	—

			—
Year ended March 31, 2020
Revenues
Sales	126,608	—	—
Transfers	—	—	—
Operating Income	188	—	—

Total	126,796	—	—

Production costs	(50,251)	—	—
Exploration expenses	(22)	(4)	(1)
Depreciation, depletion and amortization and valuation provisions
(including impairment loss)	(175,086)	—	—

Results before income tax expenses	(98,563)	(4)	(1)
Income tax expenses	33,868	—	—

Results of operations from producing activities (excluding corporate overhead and interest costs)	(64,695)	(4)	(1)

(iii)	Reserve quantities information
The following tables represent estimates for oil and gas reserves by geographic area as of March 31, 2022, 2021, and 2020. Quantities mentioned below represent proved developed and proved undeveloped reserves together with changes in quantities for the fiscal years 2022, 2021, and 2020.
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

F-1
2
1

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

A summary of the annual changes in the proved reserves of oil is as follows (in mmbbls):

Proved developed and undeveloped reserves	India	Sri Lanka	South Africa	Total
Reserves at March 31, 2019	126.83	—	—	126.83

Revisions of previous estimates	5.40	—	—	5.40
Extensions and discoveries	0.04	—	—	0.04
Improved Recovery	—	—	—	—
Sales of reserves	—	—	—	—
Purchases of reserves	—	—	—	—
Production for the year	(28.23)	—	—	(28.23)

Reserves at March 31, 2020	104.04	—	—	104.04

Revisions of previous estimates	21.47	—	—	21.47
Extensions and discoveries	0.67	—	—	0.67
Improved Recovery	—	—	—	—
Sales of reserves	—	—	—	—
Purchases of reserves	—	—	—	—
Production for the year	(21.88)	—	—	(21.88)

Reserves at March 31, 2021	104.30	—	—	104.30

Revisions of previous estimates	(10.23)	—	—	(10.23)

Extensions and discoveries	—	—	—	—

Improved Recovery	—	—	—	—

Sales of reserves	—	—	—	—

Purchases of reserves	—	—	—	—

Production for the year	(19.00)	—	—	(19.00)

Reserves at March 31, 2022	75.07	—	—	75.07

A summary of the annual changes in the proved reserves of natural gas is as follows (in bcf):

Proved developed and undeveloped reserves	India	Sri Lanka	South Africa	Total
Reserves at March 31, 2019	95.37	—	—	95.37

Revisions of previous estimates	42.37	—	—	42.37
Extensions and discoveries	—	—	—	—
Improved Recovery	—	—	—	—
Sales of reserves	—	—	—	—
Purchases of reserves	—	—	—	—
Production for the year	(18.71)	—	—	(18.71)

Reserves at March 31, 2020	119.03	—	—	119.03

Revisions of previous estimates	9.21	—	—	9.21
Extensions and discoveries	—	—	—	—
Improved Recovery	—	—	—	—
Sales of reserves	—	—	—	—
Purchases of reserves	—	—	—	—
Production for the year	(18.46)	—	—	(18.46)

Reserves at March 31, 2021	109.78	—	—	109.78

Revisions of previous estimates	(14.57)	—	—	(14.57)

Extensions and discoveries	1.12	—	—	1.12

Improved Recovery	—	—	—	—

Sales of reserves	—	—	—	—

Purchases of reserves	—	—	—	—

Production for the year	(20.8)	—	—	(20.8)

Reserves at March 31, 2022	75.53	—	—	75.53

F-1
2
2

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

Year ending March 31, 2020
Total proved reserves as of March 31, 2019 were 142.72 mmboe. For the year ending March 31, 2020, total revisions of 12.47 mmboe were comprised of an increase of 8.94 mmboe based on technical revisions due to improved production performance and an increase of 3.53 mmboe due to revisions based on commodity prices. These total revisions comprised an increase of 0.06 mmboe for the Cambay block
(CB/OS-2),
a decrease of 0.16 mmboe for the Nagayalanka block
(KG-ONN-2003/1),
an increase of 12.23 mmboe for the RJ Block
(RJ-ON-90/1),
and an increase of 0.34 mmboe for the Ravva block
(PKGM-1).
In fiscal year 2020, no revisions were made due to improved recovery. Extensions and discoveries of 0.04 mmboe were on account of inclusion of the
Saraswati-4
Basement field which was approved for development in the RJ Block. After adjusting for the production of 31.35 mmboe, the total proved reserves as at March 31, 2020 were 123.88 mmboe.
Year ending March 31, 2021
Total proved reserves as of March 31, 2020 were 123.88 mmboe. For the year ending March 31, 2021 total revisions of 23.01 mmboe comprised an increase of 9.66 mmboe based on technical revisions due to improved production performance and an increase of 13.35 mmboe due to revisions based on commodity prices. These total revisions comprised an increase of 0.51 mmboe for the Cambay block
(CB/OS-2),
no change for the Nagayalanka block
(KG-ONN-2003/1),
an increase of 21.41 mmboe for the Rajasthan block
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
Year ending March 31, 2022
Total proved reserves as of March 31, 2021 were 122.60 mmboe. For the year ending March 31, 2022, total revisions of 12.66 mmboe were comprised of an increase of 7.33 mmboe based on technical revisions due to changes in production performance and a decrease of 19.99 mmboe due to revisions based on commodity prices. These total revisions were comprised of an increase of 0.55 mmboe for the Cambay block
(CB/OS-2),
an increase of 0.01 mmboe for the Nagayalanka block
(KG-ONN-2003/1),
a decrease of 13.90 mmboe for the Rajasthan block
(RJ-ON-90/1),
and an increase of 0.68 mmboe for the Ravva block
(PKGM-1).
No revisions were made due to improved recovery. Extensions and discoveries of 0.19 mmboe were on account of inclusion of the Hazarigaon field which was approved for development in the Hazarigaon block
(AA-ONHP-2018/01).
After adjusting for production of 22.46 mmboe, the total proved reserves as of March 31, 2022 were 87.66 mmboe.

(v)	Reserve quantities information (Continued)

	2022		2021		2020
	Crude Oil	Natural gas	Crude Oil	Natural gas	Crude Oil	Natural gas
	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)
Net proved developed reserves:
India	64.91	67.77	98.96	98.75	91.49	100.45
Sri Lanka	—	—	—	—	—	—
South Africa	—	—	—	—	—	—

Total net proved developed reserves	64.91	67.77	98.96	98.75	91.49	100.45

Net proved undeveloped reserves:

India	10.17	7.75	5.34	11.02	12.55	18.57
Sri Lanka	—	—	—	—	—	—
South Africa	—	—	—	—	—	—

Total net proved undeveloped reserves	10.17	7.75	5.34	11.02	12.55	18.57

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

F-1
2
3

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

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

(v)	Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (continued)

	India ( ₹ in millions)	Sri Lanka ( ₹ in millions)	South Africa ( ₹ in millions)	Total ( ₹ in millions)
At March 31, 2022
Future cash inflows	489,013	—	—	489,013
Future production costs	(258,748)	—	—	(258,748)
Future development costs	(46,791)	—	—	(46,791)
Future income tax expenses	(55,714)	—	—	(55,714)

Undiscounted future net cash flows	127,760	—	—	127,760
10 percent midyear annual discount for timing of estimated cash Flows	(33,306)	—	—	(33,306)

Standardized measure of discounted future net cash flows	94,454	—	—	94,454

At March 31, 2021
Future cash inflows	333,722	—	—	333,722
Future production costs	(232,675)	—	—	(232,675)
Future development costs	(31,722)	—	—	(31,722)
Future income tax expenses	(10,603)	—	—	(10,603)

Undiscounted future net cash flows	58,722	—	—	58,722
10 percent midyear annual discount for timing of estimated cash Flows	(19,577)	—	—	(19,577)

Standardized measure of discounted future net cash flows	39,145	—	—	39,145

At March 31, 2020
Future cash inflows	493,984	—	—	493,984
Future production costs	(301,972)	—	—	(301,972)
Future development costs	(28,465)	—	—	(28,465)
Future income tax expenses	(43,544)	—	—	(43,544)

Undiscounted future net cash flows	120,003	—	—	120,003
10 percent midyear annual discount for timing of estimated cash Flows	(33,298)	—	—	(33,298)

Standardized measure of discounted future net cash flows	86,705	—	—	86,705

F-1
2
4

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(v)	Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (continued)

	India ( ₹ in millions)	Sri Lanka ( ₹ in millions)	South Africa ( ₹ in millions)	Total ( ₹ in millions)
Balance at April 1, 2021	39,145	—	—	39,145

Sales and transfers of oil and gas, net of production cost	(65,680)	—	—	(65,680)
Development cost incurred	10,590	—	—	10,590
Net change due to purchases and sales of minerals in place	—	—	—	—
Net change due to extensions, discoveries and improved recovery less related costs	8	—	—	8
Net change due to revisions in quantity estimates	(22,829)	—	—	(22,829)
Net change in prices, transfer prices and in production cost	116,478	—	—	116,478
Changes in estimated future development costs	45,813	—	—	45,813
Accretion of discount	4,974	—	—	4,974
Net change in income taxes	(34,045)	—		(34,045)
Timing	—	—	—	—

Balance at March 31, 2022	94,454	—	—	94,454

Balance at April 1, 2020	86,705	—	—	86,705

Sales and transfers of oil and gas, net of production cost	(35,349)	—	—	(35,349)
Development cost incurred	8,720	—	—	8,720
Net change due to purchases and sales of minerals in place	—	—	—	—
Net change due to extensions, discoveries and improved recovery less related costs	354			354
Net change due to revisions in quantity estimates	12,944	—	—	12,944
Net change in prices, transfer prices and in production cost	(58,612)	—	—	(58,612)
Changes in estimated future development costs	(13,021)	—	—	(13,021)
Accretion of discount	13,026	—	—	13,026
Net change in income taxes	24,378	—	—	24,378
Timing	—	—	—	—

Balance at March 31, 2021	39,145	—	—	39,145

Balance at April 1, 2019	114,044	—	—	114,044

Sales and transfers of oil and gas, net of production cost	(80,409)	—	—	(80,409)
Development cost incurred	39,114	—	—	39,114
Net change due to purchases and sales of minerals in place	—	—	—	—
Net change due to extensions, discoveries and improved recovery less related costs	43	—	—	43
Net change due to revisions in quantity estimates	13,595	—	—	13,595
Net change in prices, transfer prices and in production cost	(35,288)	—	—	(35,288)
Changes in estimated future development costs	(436)	—	—	(436)
Accretion of discount	18,193	—	—	18,193
Net change in income taxes	17,849	—	—	17,849
Timing	—	—	—	—

Balance at March 31, 2020	86,705	—	—	86,705

F-1
2
5